Form 20-F
period 2016-12-31
MOBILE TELESYSTEMS PJSC
filed 2017-04-21
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 1,190,401,654 ordinary shares, par value 0.10 Russian rubles each and 398,248,937 American Depositary Shares as of December 31, 2016.

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

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "we," "us," or "our" refer to Mobile TeleSystems Public Joint Stock Company and its subsidiaries; (ii) "MTS Ukraine" is to Private Joint Stock Company "MTS Ukraine" (formerly CJSC Ukrainian Mobile Communications), our Ukrainian subsidiary which works under Vodafone brand; (iii) "Uzdunrobita" is to our former subsidiary in Uzbekistan, which was deconsolidated in 2013; (iv) "MTS-Turkmenistan" our Turkmenistan subsidiary and "BCTI" are to Barash Communication Technologies, Inc., our former Turkmenistan subsidiary; (v) "Comstar" or "Comstar-UTS" are to COMSTAR—United TeleSystems, our former fixed line subsidiary, which was merged into MTS PJSC in 2011; (vi) "MGTS" is to Public Joint Stock Company Moscow City Telephone Network, our Moscow public switched telephone network ("PSTN") fixed line subsidiary; and (vii) "K-Telecom" or "VivaCell-MTS" are to K-Telecom Closed Joint-Stock Company, our Armenian subsidiary; and (viii) "UMS" is to Universal Mobile Systems LLC, our former subsidiary in Uzbekistan which was deconsolidated in 2016; (ix) NVision our subsidiaries which provides integration services and (x) "Sistema" is to Sistema Public Joint Stock Financial Corporation, our majority shareholder. We refer to Mobile TeleSystems LLC, our 49% owned equity investee in Belarus, as "MTS Belarus." We refer to MTS Bank PJSC, our 26.6% owned equity investee as "MTS Bank." As MTS Belarus and MTS Bank are equity investees, our revenues and subscriber data do not include MTS Belarus and MTS Bank.

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

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2012	34.04	28.95	30.97	30.37
2013	33.47	29.93	31.98	32.73
2014	67.79	32.66	39.34	56.26
2015	72.88	49.18	60.96	72.88
2016	83.59	60.27	67.03	60.66

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2016	67.05	62.99
August 2016	67.05	63.55
September 2016	65.87	63.16
October 2016	63.40	62.05
November 2016	65.86	63.20
December 2016	65.24	63.27
January 2017	60.66	59.15
February 2017	60.31	56.77
March 2017	59.22	56.38

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 21, 2017 was 56.42 rubles per U.S. dollar.

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

        MTS desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "predict," "plan," "may," "should," "could" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Our Company—B. Business Overview," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" and include statements regarding:

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        We adopted International Financial Reporting Standards ("IFRS") starting from the fiscal year ended December 31, 2015 by applying IFRS 1, First-Time Adoption of International Financial Reporting Standards. The date of transition to IFRS is January 1, 2014. Our consolidated financial statements for the years ended December 31, 2014 were originally prepared in accordance with U.S. GAAP and were restated in accordance with IFRS. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial position, financial performance and cash flows is provided in Note 4 to our consolidated financial statements for the year ended December 31, 2015.

        Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for three fiscal years ended December 31, 2016, 2015 and 2014 as presented under IFRS.

        Because of the sale of our stake in UMS in August 2016, the results of UMS were reported as discontinued operations in the accompanying consolidated statements of profit or loss for all periods presented. The consolidated statements of financial postiion and consilidated statements of cash flows for all periods presented were not retrospectively restated as a result of the sale of UMS. Please see Note 26 to our audited consolidated financial statements.

        The selected financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2014	2015	2016
	(Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of profit or loss data:
Services revenue	381,143	386,159	386,486
Sales of goods	29,535	40,480	49,206

Total operating revenues	410,678	426,639	435,692
Operating expenses:
Cost of services	119,053	126,805	130,158
Cost of goods	25,445	36,555	45,574
Selling, general and administrative expenses	88,095	87,340	94,046
Depreciation and amortization	74,734	77,843	81,582
Operating share of the profit of associates	(3,459)	(3,456)	(3,115)
Provision for investment in distressed Ukrainian banks	5,138	1,698	—
Impairment of goodwill in Armenia	—	3,516	—
Other expenses/ (income)(1)	1,814	2,415	(222)

	Years Ended December 31,
	2014	2015	2016
	(Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios)
Operating profit	99,858	93,923	87,669

Finance income	(4,519)	(8,368)	(5,273)
Finance costs	17,252	26,422	27,136
Non-operating share of the loss of associates	6,537	3,780	1,287
Change in fair value of financial instruments	95	(1,014)	(166)
Other expenses/(income), net	937	(54)	317
Currency exchange loss/(gain)	17,926	6,154	(3,241)

Profit before tax	61,630	67,003	67,609

Income tax expense	15,909	13,931	15,138

Profit for the period from continuing operations	45,721	53,072	52,471

(Income)/Loss from discontinued operations, net of tax	(5,775)	5,668	4,021

Profit for the period	51,496	47,404	48,450

Attributable to:
Owners of the company	51,306	49,489	48,474
Non-controlling interests	190	(2,085)	(24)
Dividends declared(2)	51,247	52,011	51,958
Earnings per share, basic, RUB	25.80	24.88	24.37
Earnings per share, diluted, RUB	25.78	24.87	24.35
Earnings per share from continuing operations, basic, RUB	22.67	26.31	26.06
Earnings per share from continuing operations, diluted, RUB	22.66	26.29	26.04
Earnings per share from discontinued operations, basic, RUB	3.13	(1.43)	(1.69)
Earnings per share from discontinued operations, basic and diluted, RUB	3.13	(1.42)	(1.69)
Annual Dividends declared per share, RUB	24.80	25.17	25.99
Semi—annual Dividends declared per share, RUB	6.20	5.61	11.99
Number of common shares outstanding	1,988,912,130	1,988,892,399	1,986,899,529
Weighted average number of common shares outstanding—basic	1,988,757,022	1,988,728,000	1,989,281,930
Weighted average number of common shares outstanding—diluted	1,989,977,971	1,990,195,552	1,990,693,983
Consolidated statement of cash flows data:
Cash provided by operating activities	158,979	144,088	130,565
Cash used in investing activities	(105,008)	(145,356)	(57,302)
(of which capital expenditures)(3)	(91,929)	(106,537)	(86,149)
Cash used in financing activities	(33,212)	(27,595)	(83,038)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	71,352	83,304	27,127
Property, plant and equipment, net	299,023	302,662	272,841
Total assets	599,304	653,378	544,470
Total debt (long-term and short-term)(4)	289,965	345,869	284,320

	Years Ended December 31,
	2014	2015	2016
	(Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios)
Total shareholders' equity	178,622	168,371	143,948
Common stock less treasury stock	(24,257)	(24,261)	(548)
Financial ratios (end of period):
Total debt/total capitalization(5)	61.9%	67.3%	66.8%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	168%	176%	179%
Mobile penetration in Ukraine (end of period)	136%	134%	136%
Mobile subscribers in Russia (end of period, thousands)(7)	74,562	77,277	80,032
Mobile subscribers in Ukraine (end of period, thousands)(7)	20,221	20,431	20,856
Overall market share in Russia (end of period)	31%	31%	31%
Overall market share in Ukraine (end of period)	34%	35%	36%

(1)
"Operating expenses" consist mainly of allowance for doubtful accounts, gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

(2)
Dividends declared in each of the years ended December 31, 2014, 2015 and 2016 consisted of dividends in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2013, 2014 and 2015, respectively) and semiannual dividends in respect of the current fiscal year (RUB 12,812 million, RUB 11,592 million and RUB 23,961, respectively). Amounts include dividends on treasury shares RUB 1,996 million, RUB 435 million and RUB 220 million in respect of the years ended December 31, 2014, 2015 and 2016, respectively. At a meeting held on April 12, 2017, the Board recommended that an annual general meeting of shareholders approve annual dividends of RUB 15.6 per ordinary MTS share (RUB 31.2 per ADS), or a total of approximately RUB 31.2 billion, based on the full-year 2016 financial results.

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

(6)
Source: AC&M-Consulting and GSMA Intelligence. Operating data is presented for mobile operations only. None of this data is derived from our audited consolidated financial statements.

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

        Investors in emerging markets such as the Russian Federation, Armenia, Ukraine, Turkmenistan and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases, significant legal, economic, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation, Ukraine and other CIS countries are subject to rapid change and that the information set out herein may become outdated relatively quickly.

        Global financial or economic crises or even financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Over the past few years, the Russian equity markets have been highly volatile, principally due to the impact of the global economic slowdown resulting from various factors, including the European sovereign debt crisis, the Chinese economic decline and the dramatic fall in oil prices, as well as the crisis in Ukraine and deteriorating conditions of the Russian economy. As has happened in the past, financial problems such as significant ruble depreciation, capital outflows and a decrease in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, inter alia, geopolitical disputes such as the crisis in Ukraine, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes more significant than) those that we face in Russia and Ukraine. For example, see "—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations." Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

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

        Generally, increased levels of competition, including from the potential entry of new mobile operators, government-backed operators, mobile virtual network operators and alternative fixed line operators in the markets where we operate, as well as the strengthening of existing operators, increased use of Internet protocol telephony and other services, provided via the internet, may adversely affect our ability to increase the number of subscribers. This in turn could result in reduced operating margins and a loss of market share, as well as necessitating different pricing, service or marketing policies, which may have a material adverse effect on our business, financial condition and results of our operations.

Competition in the Russian market

        Our principal wireless competitors in Russia are Public Joint Stock Company "Vimpel-Communications" ("VimpelCom"), Public Joint Stock Company MegaFon ("MegaFon"), as well as the federal cellular operator established in 2014 by the combination of Tele2 Russia and the mobile assets of Public Joint Stock Company Long-Distance and International Telecommunications "Rostelecom" ("Rostelecom"). As of December 31, 2016, MTS' market share in Russia amounted to 31% (while the market shares of MegaFon, VimpelCom and Tele2 were 30%, 23% and 15% respectively), according to the AC&M-Consulting cellular statistics. We also face competition from several regional operators.

        We also face competition in the fixed line telecommunication business, in particular from Rostelecom. According to TMT Consulting, Rostelecom controls 69% of all fixed line telecommunications services in Russia.

        In addition, we believe that Rostelecom, as a state-controlled company, is currently able to influence telecommunications policy and regulation in Russia and may cause substantial increases in interconnect rates for access to fixed line operators' networks by mobile cellular operators. Similarly, Rostelecom may cause substantial decreases in interconnect rates for access to mobile cellular operators' networks by fixed line operators, which could cause our revenues to decrease and may materially adversely affect our business, financial condition and results of operations. See also "—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues and margins."

Competition in the foreign markets of our operation

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

        The competitive situation for our services in Ukraine is influenced by the launch of 3G/UMTS services. Through cooperation with Vodafone, MTS Ukraine started operating in Ukraine under the Vodafone brand. The competitive situation may be also influenced by the introduction of a mobile number portability ("MNP") service (however the terms of MNP implementation are still unknown), launch of LTE networks as well as possible entry of new virtual mobile operators into the market. Provisions regarding MNP are already in force in Russia.

        In Belarus, our associate MTS Belarus faces increasing competition and aggressive pricing from Best CJSC, a subsidiary of System Capital Management and Turkcell Iletisim Hizmetleri A.S. ("Turkcell") operating in Belarus under the "life:)" brand. Additionally, in 2011, the government of Belarus announced its intention to hold a public tender to privatize a 51% ownership interest in MTS Belarus with an opening price of approximately RUB 29.4 billion. The public tender was scheduled to be held on December 23, 2011, but was cancelled due to a lack of bidders. The latest attempt to find an investor for the 51% state-owned stake in MTS Belarus took place in February 2014. However, it did not proceed due to the same reason, a lack of bidders. A date for the next tender has not yet been specified. The terms of the share disposal have not yet been determined, although it may be conducted either through a public tender or by entering into a direct contract with a particular purchaser. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus.

        We also face competition in Armenia. On July 22, 2015, Orange announced its decision to leave the Armenian market and 100% of Orange Armenia's shares were sold to an Armenian internet service provider, Ucom. The transaction was approved by the Public Services Regulatory Commission of the Republic of Armenia on August 20, 2015.

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

        As disclosed in our public filings, in March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan. See also Note 28 to our audited consolidated financial statements. MTS is cooperating with those agencies and has provided and is continuing to provide information in response to their requests. We cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant. Any investigation of any potential violations of the FCPA, the UK Bribery Act or other anti-corruption laws by the US, the UK or foreign authorities could have an adverse impact on our business, financial condition and results of operations.

Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our securities.

        We are controlled by Sistema, which owns 48.94% of our total charter capital (50.03% excluding treasury shares). If not otherwise required by Russian law and/or our charter, resolutions at a shareholders' meeting are adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, either directly or indirectly, a majority of our shares, Sistema will control the appointment of a majority of directors and removal of all directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders' meeting, such as amendments to the charter, proposed reorganizations, substantial asset sales, and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other security holders. In addition, under certain circumstances, a disposition by Sistema of its controlling stake in our company could harm our business. See also "—Risks Relating to our Financial Condition—If a change in control occurs, our noteholders and other debt holders may require us to redeem notes or other debt, which could have a material adverse effect on our financial condition and results of operations."

        Sistema has a significant amount of outstanding debt. As of December 31, 2016, Sistema had consolidated indebtedness of approximately RUB 19,512 million of short-term debt, RUB 63,596 million comprising the short-term portion of its long-term debt, and RUB 395,017 million of long-term debt (net of the short-term portion). At the corporate level, Sistema had approximately RUB 189 million of short-term debt, RUB 2,359 million comprising the short-term portion of its long-term debt, and RUB 94,477 million of long-term debt (net of the short-term portion). Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Our shareholders approved semi-annual dividends for 2014 in the amount of RUB 12,812 million. In 2015, our shareholders approved annual dividends for 2014 in the amount of RUB 40,418.86 million and semi-annual dividends for 2015 in the amount of RUB 11,592.58 million. In 2016, our shareholders approved annual dividends for 2015 in the amount of RUB 27,997.42 million and semi-annual dividends for 2016 in the amount of RUB 23,960.60 million.

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

        Our continued growth depends, in part, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Our acquisitions may occur in countries that represent new operating environments for us and, in many instances, may be located a great distance from our corporate headquarters in Russia. We therefore may have less control over their activities. We may also face uncertainties with respect to the operational and financial needs of these businesses, and may, in the course of our acquisitions, incur additional debt to finance the acquisitions and/or take on substantial existing debt of the acquired companies. In addition, it is possible that the countries into which we may expand will be emerging markets and, as with countries of our current presence, subject to greater political, economic, social and legal risks than more developed markets.

        For example, see "—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations." Our failure to identify attractive opportunities for expansion into new markets and to manage the operations of acquired or newly established businesses in these markets could hamper our continued growth and profitability, and have a material adverse effect on our financial condition, results of operations and prospects.

Acquisitions and mergers may pose significant risks to our business.

        We have expanded our business through a number of acquisitions. We will continue to evaluate opportunities to acquire, invest in or merge with other existing operators or license holders in the CIS and in growing markets outside the CIS, as well as other complementary businesses. In 2014 and 2015, our acquisition focus covered regional mobile operators, as well as one of the largest system integrators and complex IT solutions providers in Russia, NVG JSC ("Nvision Group"). In 2016, we acquired 100% of shares of "SMARTS Yoshkar-Ola" JSC and participated in MTS Bank's additional share issuance.

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

  •
  competition risks;

  •
  potentially incorrect assessment of the value of any acquired target resulting from the facts we could not have known at the time of evaluation (subsequently discovered facts);

  •
  more onerous government regulation;

  •
  potential loss of key assets of the acquired company;

  •
  potential loss of key employees of the acquired company;

  •
  potential write-offs of acquired assets; and

  •
  lawsuits arising out of disputes over ownership of acquired assets and/or the enforcement of indemnities relating to the title to such assets.

        For example, in 2014, an impairment charge related to equity investment in MTS Bank was recognized in the non-operating share of the loss of the associates in the accompanying consolidated statement of profit or loss. See Note 7 to our audited consolidated financial statements. See also Note 7 to our audited consolidated financial statements for information on the Group's share in the net losses of MTS Bank. For other examples, including impairment of goodwill in Armenia, see Note 13 to our audited consolidated financial statements.

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

        As of December 31, 2016, we held 26.6% stake in MTS Bank. As a participant of the state recapitalization program, in the end of 2015 MTS Bank received federal loan bonds for total value of RUB 7.25 billion from the Deposit Insurance Agency. In 2016, Sistema and MTS participated in the additional share issuance of MTS Bank in proportion to our direct ownership stakes. In February 2016, MTS signed a binding agreement with MTS Bank, through which we acquired 946,347 ordinary shares of the MTS Bank's additional shares issuance for RUB 1.3 billion. In November 2016, we acquired 2,637,310 ordinary shares of the MTS Bank's additional shares issuance for RUB 2.77 billion.

        In April 2014, we acquired a 10.82% stake in OZON Holdings Limited ("OZON"), the Russian e-commerce company, through an additional share issuance for RUB 2,702 million. The acquisition is aimed at providing exclusive access to OZON's sales channels for MTS's products and services as well as to further enhance our online presence. If we are not successful in expanding our distribution network and developing more effective customer touch points and services, this may have an adverse impact on our business.

        In May and December 2014, we acquired from third-party investors 35.59% and 3.52% stakes, respectively, in Teleservice JSC ("Teleservice"), a broadband and Pay-TV provider in Voronezh. Upon completion of the transactions, MTS Group's stake in Teleservice increased to 93.4%.

        In the fourth quarter of 2014, our subsidiary "Telecom Povolzhye" limited liability company (LLC "TP") acquired three regional assets of Smarts Group aiming to strengthen leadership in Bashkortostan market as well as to expand our operations in Penza and Ivanovo regions.

        In September 2016, we also signed a purchase contract for 100% of shares of "SMARTS Yoshkar-Ola" JSC for a price of RUB 13 million.

        On January 22, 2015, our subsidiary MGTS closed deals on sale of 49.95% stake in Joint Stock Company "Intellect Telecom" and acquisition of the controlling stake in Public Joint Stock Company "Navigation-information systems" comprising of 89.536% of the charter capital. In 2015, we acquired 100% of the shares of NVision Group, one of the largest system integrators and complex IT solutions providers in Russia. These acquisitions will allow us to obtain control over our billing system, reduce our billing and IT related expenses, develop our proprietary technological platform for machine-to-machine (M2M) solutions and enhance our presence in the areas of telematics solutions for transport, insurance and security systems. Generally, additional risks relating to acquired companies' liabilities and non-achievement of initial financial and operational targets might arise in connection with these acquisitions. See also Note 4 to our audited consolidated financial statements.

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

        Mobile penetration in Russia and Ukraine reached 179% and 128%, respectively, as of December 31, 2016, according to AC&M-Consulting. Until recently, customer growth has been the principal source of revenue growth. Currently, however, increasing competition, market saturation and technological development lead to the increased importance of data services in the Russian market and, to a lesser extent, the markets of other CIS countries. As a result, data services became the key driver of our revenue growth and, therefore, we will need to continue to develop new competitive services, including value-added, 3G, LTE, and others, as well as consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our failure to further develop and sustain our distribution network as well as the reduction, consolidation or acquisition of independent dealers may lead to a decrease in our subscriber growth rate, market share and revenues.

        Following the restructuring of Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia, as a result of which MegaFon and VimpelCom acquired equal shares of 50%, we developed our proprietary distribution network, signed an additional agreement with Svyaznoy and were working to increase our relationship with small regional dealers. In November 2014, Svyaznoy experienced changes in its ownership structure. In summer 2015, MTS announced termination of payments admission and contract sales via Svyaznoy. On September 29, 2015, Svyaznoy Logistika JSC filed a suit against us and our subsidiary Sibintertelecom JSC for not having paid agent commissions related to the previously sold contracts. The settlement agreement among Svyaznoy Logistika JSC, MTS and Sibintertelecom was approved by the Moscow Arbitrazh Court on February 11, 2016, which resulted in termination of the lawsuit. On December 23, 2015, Trellas Enterprise Limited LLC filed a suit against us claiming compensation in amount of

RUB 77,653.8 million for the use of Svyaznoy trademark. The lawsuit was terminated on February 11, 2016, due to the plaintiff's withdrawal of the claim.

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

        The interconnect fees charged by us and our competitors for terminating calls connecting to any of our respective networks are subject to regulation by the National Commission for the State Regulation of Communications and Informatization (the "NCCIR"). See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Interconnect" for additional information.

        Following the introduction of the "significant market power" (SMP) term to the Telecommunications Law in 2011, in June 2012, the definition of SMP was changed by an amendment to the Telecommunications Law which came into effect on January 8, 2013. From this date qualification as a SMP has been assessed with reference to the market as defined by NCCIR (and not only by reference to the traffic termination market). As previously, criteria i.e. the SMP market share remained the same as in previous version of the Telecommunications Law an operator qualifies as a SMP in a particular market if its share of gross revenue from the provision of traffic transfer services on fixed or mobile telecommunications networks during the last 12 months exceeded 25% of total gross revenues of all telecommunications operators for the same services during the same period.

        In the fourth quarter of 2016, new draft laws "On Electronic Communications" (instead of previously rejected homonymous draft laws) were registered in the Verkhovna Rada of Ukraine. The draft laws provide for, inter alia, introduction of a "virtual operator" term, tougher regulation of operators with significant market power, submission of tariffs in certain electronic communication services markets for approval by the national regulator, mandatory registration of subscribers by providers of electronic communications services (this implies provision of individuals' personal data to communication services providers in case contracts are concluded in other than written form), mutual use of operators' infrastructure, as well as financing of radio frequency monitoring within radio frequency ranges set for public use at the expense of the state budget. A number of the initiatives mentioned above have been also included into the draft law of Ukraine "On state administration and regulation in the sphere of electronic communications." In addition, a draft resolution related to segregation of powers between NCCIR and the central executive authority body in charge of communications sphere was registered. The draft law "On Electronic Communications" was populated to include provisions empowering the central executive authority body in charge of communications sphere with ability to control and freely access the networks and regulations relating to networks operation terms during wartime / emergencies, etc. If this draft law or any law with similar provisions is adopted and comes into force, this may influence our revenues which would have an adverse effect on our business, financial condition and results of operations. See also "—Legal Risks and Uncertainties—Changes in Ukrainian telecommunications legislation have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations."

If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues and margins.

        Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with zonal, intercity and international fixed line and mobile operators in Russia, Ukraine and other countries in which we operate. Fees for interconnecting are established by agreements with network operators and vary depending on the network used, the nature of the call and the call destination. In Ukraine interconnect rates for the termination of traffic on the network of SMP operators are established by NCCIR.

        From 2014 NCCIR has planned to substantially lower interconnect rates for the termination of traffic on the network of SMP operators. By the resolution dated August 4, 2015 "On introduction of traffic transmission rates over the network of telecommunication operators with significant competitive advantage on traffic transmission services market," NCCIR approved new rates valid from October 1, 2015. As a result, interconnect rates both for termination of national traffic on fixed line telecommunication networks and termination of traffic on mobile networks were lowered, the rates for termination of traffic on local networks remained unchanged. The "Rules for setting traffic transmission rates to the networks of telecommunication operators with significant market advantage" were adopted by NCCIR and sent for state registration by the Ministry of Justice of Ukraine on June 7, 2016 (after they had been approved by the relevant government bodies). The rules were registered, published and came into force on July 26, 2016. Based on the rules mentioned above, new rates for access to the networks of SMP operators both at national and international levels were introduced and approved by NCCIR on August 30, 2016 and came into force on January 1, 2017.

        The reduction of interconnect rates for termination of traffic on the networks of SMP operators may adversely affect MTS Ukraine revenues.

        Although Russian legislation requires that operators of public switched telephone networks that are deemed to be "substantial position," operators cannot refuse to provide interconnects or discriminate against one operator over another, we believe that in practice, some operators attempt to impede wireless operators by delaying interconnect applications and establishing technical conditions for interconnecting that can be met only by certain operators.

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

        In addition, as part of the restructuring of Svyazinvest, a fourth national mobile operator in Russia was established by the combination of "Tele2 Russia" and the mobile assets of Rostelecom in 2014 and started its operations in 2015 under the Tele2 brand. As Svyazinvest controlled regional fixed line operators in all regions of Russia (other than Moscow), a mobile operator established as part of the Svyazinvest group (mobile assets were consolidated into LLC "T2 RTK Holding") may receive preferential terms for interconnecting with these operators, which would allow it greater flexibility in setting tariffs and put us at a competitive disadvantage. It is currently unclear how the establishment of the fourth federal mobile operator may influence our interconnect agreements and our expenses. See also "—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

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

  •
  demand for our 4G services will not be lower than expected;

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

        Potential competition from other 3G and 4G providers, together with any substantial problem with the rollout of our 3G and 4G network and provision of 3G and 4G services in the future, could materially adversely affect our business, financial condition and results of operations.

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

        On October 1, 2013, MegaFon acquired Maxiten Co Limited, which in turn owned 100% of the shares in Scartel and Yota Ltd. from Garsdale. The transaction was approved by the general shareholders meeting of MegaFon and by the Federal Antimonopoly Service ("FAS"). At present, MegaFon holds a 4G/LTE network through Scartel as well as controlling the continuous spectrum of frequencies 2 × 40 MHz in the band of LTE FDD 2600 MHz. As a result of this transaction, MegaFon obtained a competitive advantage in terms of LTE network development costs and may also obtain an advantage in LTE network performance. In addition, as a result of the deal, MegaFon consolidated financial and operational indicators of Scartel/Yota which increased its formal market share in the mobile communications market.

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

        According to the Decree of the President of Ukraine No. 445/2015 dated July 21, 2015, "On Ensuring Conditions for the Introduction of the Fourth-Generation Mobile Communication System," the Cabinet of Ministers of Ukraine was assigned to develop and approve the 2015-2017 Action Plan for the introduction of the fourth-generation mobile communication system in Ukraine in 2017, in cooperation with NCCIR and other state authorities. The Action Plan was approved by Cabinet of Ministers of Ukraine in the end of 2015 and provides for material changes to technologies in the end of 2017, significant material resources for the introduction of such new technologies may be required from operators which could have a material adverse effect on our business and results of operations.

Service disruptions on our networks could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

        We are able to deliver services only to the extent that our information communication infrastructure and data processed therein is protected from unlawful actions, including hacker and targeted attacks, technical malfunctions, power failures, natural disasters, etc. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our customers and materially adversely affect our business and results of operations. In addition, to the extent that any disruption or security breach results in a loss of or damage to customers' data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

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

        For example, in February 2015, MTS Ukraine won the bid for the use of the 1950-1965/2140-2155 MHz frequency bands in a tender allocating 3G licenses. On March 24, 2015, MTS Ukraine paid the entire amount due for the license and received the UMTS license that is valid for a period of 15 years.

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

        Our telecommunications licenses have their expiration dates in various years from 2017 to 2030. These licenses may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate consider the compliance with license requirements as well as the conditions of using the allocated frequency range when deciding whether to renew a license. License renewals may be subject to additional conditions, such as payment obligations or the mandatory modernization of our network.

        In addition, we may be subject to penalties or our licenses may be suspended or terminated for non-compliance with the new license requirements. The suspension or loss of certain licenses could significantly limit our operations and cause certain of our debt to be accelerated.

        The license to construct and maintain the telecommunication network and provide services with them was granted to MTS Ukraine on July 12, 2010 and terminated on December 3, 2013. On October 15, 2013, NCCIR refused to renew the license and recommended that MTS Ukraine receive a new license to provide operations in telecommunications sphere. Receiving a new license involves additional costs in comparison with the renewal of the current one and MTS Ukraine filed a lawsuit against NCCIR seeking to declare the failure to renew the license as unlawful. On November 19, 2013, the claims of MTS Ukraine were satisfied and on January 28, 2014, NCCIR prolonged the terms of MTS Ukraine's license for 5 years. At the same time, on January 27, 2014 NCCIR filed an appeal against the decision of the District Administrative Court of Kiev.

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

        On January 22, 2015, the High Administrative Court of Ukraine considered the appeal submitted by NCCIR and cancelled decisions of the Court of Appeals and the District Administrative Court and issued a new court decision rejecting the claim of MTS Ukraine. In March 2015, the High Administrative Court of Ukraine satisfied the application of NCCIR to overturn the execution of the decision on prolongation of our license for rendering cellular network services in 2G standard. Later the High Administrative Court made a ruling on refusal to overturn the execution of the decision and ordered retrial on the grounds of breach of procedural rules in the first instance court. On April 22, 2016, MTS Ukraine filed an appeal claim against this decision, which was rejected by the Court of Appeals on May 30, 2016. On June 29, 2016, MTS Ukraine filed a cassation petition to the High Administrative Court of Ukraine that issued a ruling on the cassation petition consideration. The date of consideration has not been scheduled yet.

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

        See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations" and "—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

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

        The terms of our licenses in Russia and the CIS require that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequency channels that we use or additional frequency channels that we need in Russia or the CIS could have a negative effect on our financial results. A number of projects implemented by MTS in 2016, as well as a number of normative acts previously adopted by the Ministry of Communications resulted in expansion of the frequency range, that have to be paid for.

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

        Furthermore, the order of the Ministry of Communications No. 279 dated September 4, 2014 introduced corresponding amendments into the "Methodology of calculation of a single fee and annual fee for the use of the radio spectrum of the Russian Federation," approved by the order of the Ministry of Communications dated June 30, 2011 No. 164. Fees are directly calculated according to this methodology. Under the new order, rates and coefficients are subject to revision at least once every two years. There were no changes in rates and coefficients in 2015 and 2016. In case the rates are raised in 2017, this could result in additional costs.

        Commencing January 1, 2015 the fee for radio spectrum usage in Ukraine has been transformed into a rent payment. When adopting a state budget for 2016, the Verkhovna Rada introduced a number of amendments to the Tax Code of Ukraine, including the increase in rent payment for radio spectrum usage by 13.35% commencing January 1, 2016.

        The laws of Ukraine "On State Budget of Ukraine for 2017" and "On amendments to the Tax Code for Budget Stability in 2017" that provide, inter alia, reconsideration of both, rent payments for radio frequency usage and fees payable for frequency licensing, were adopted on December 21, 2016 and December 20, 2016, respectively. The amount of rent payments is expected to increase, which may affect the financial and operating results of MTS Ukraine.

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

        We have purchased interests in various companies from Sistema and entered into agreements with affiliates within the Sistema group for the provision of advertising services ("Maxima Advertising" JSC), connectivity facilities and telephone numbering capacity (MGTS), IT services and hardware purchases ("STS" JSC, SITRONICS CAMS JSC, "SST" LLC and NVG JSC), banking services (MTS Bank, formerly Moscow Bank of Reconstruction and Development ("MBRD")), telecommunication services (Stream LLC), medical services ("Medsi Group" JSC), tourism services (VAO "INTOURIST"), the billing system development and IT integration services (NVG JSC, "STS" JSC), maintenance of the residential and commercial real estate ("SITTEL" CJSC) and other services. Related party transactions with Sistema and other companies within Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

In the event that our past or future interested party transactions are successfully challenged, our business, financial condition, results of operations and prospects could be materially adversely affected.

        We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have carried out, and continue to carry out, transactions that may be considered to be "interested party transactions" under Russian law, requiring in some cases consent or approval by disinterested directors, disinterested independent directors, disinterested shareholders or owners of voting shares depending on the nature of the transaction and parties involved. The provisions of Russian law No. 208 "On Joint-Stock Companies" dated December 26, 1995, as amended (the "Joint Stock Companies Law"), related to "interested party transactions" have recently been amended and may be subject to different interpretations taking into account, inter alia, the lack of court practice in relation to the new amendments. As a result, it is possible that our and our subsidiaries' interpretation and application of these provisions could be subject to challenge. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the event that our minority shareholders or the minority shareholders of our subsidiaries do not consent to or approve certain transactions or other matters requiring their consent or approval we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

        Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to consent or approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, purchase of offered shares by the company and certain share issuances. Also 95% and unanimous vote is required to approve certain matters, for example, certain charter amendments regarding shareholders' rights. A majority of disinterested shareholders participating in the voting is required to consent to or approve an 'interested party transaction' in certain cases. In the event that our minority shareholders or minority shareholders of our subsidiaries do not consent to or approve such transactions or other matters requiring their consent or approval, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

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

The entry of mobile virtual network operators into the Russian mobile communications market could increase competition and subscriber churn, resulting in a possible loss of our market share and decreased revenue.

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

        In February 2014, the Russian Government approved a "Development of competition in telecommunications" roadmap, which provides for the preparation of a report on realization of the MVNO business model. Following the Government Commission on Communication meeting, which was held on June 6, 2014, regarding "development of "virtual operators" institute of mobile radio telephone communication in the Russian Federation," the deputy Minister on Communication noted that MNVO operators should be regulated by the market and that no additional restrictive regulation is required. At the same time, the Ministry of Communication of the Russian Federation proposed to develop and adopt an order stipulating requirements on rendering data transmission services and telematics communication services when using a business model of virtual data transmission networks. As of April 1, 2017, this order of the Ministry of Communications of the Russian Federation has not been adopted.

        In April 2014, it was announced that Scartel launched the federal mobile operator (under the Yota brand), providing subscribers with 2G, 3G and 4G coverages. The operator provides voice and SMS services on MegaFon's network via MVNO. In September 2014, MGTS started to provide mobile services in Moscow on the basis of our infrastructure.

        In the fourth quarter of 2016, Rostelecom launched a MVNO based on the infrastructure of Tele2. In addition, according to press reports, the Russian bank Sberbank and the Russian social network VKontakte are also planning to launch MVNOs in 2017.

        It is currently unclear how the emergence of new MVNO operators in the market or any of the foregoing trends might affect market competition and subscriber churn, but this could have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operation.

        Our businesses have grown substantially through the acquisition and formation of companies, many of which required the prior approval of, or subsequent notification to, FAS or its predecessor agencies. In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior FAS approval. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If FAS were to conclude that our acquisition or formation of a new company was done in contravention of applicable legislation or finds our actions insufficient to rectify past violations of antimonopoly laws or issues new warnings and requests in the future, it could impose administrative sanctions and require the divestiture of such company or other assets, which could have a material adverse effect on our business, financial condition and results of operations.

        During recent years FAS has been investigating mobile operators, including us, for suspected violations of antimonopoly laws.

        For examples, see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Antimonopoly Proceedings."

        If FAS fids that we have violated or otherwise acted in contravention of antimonopoly legislation, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by the Antimonopoly Committee of Ukraine (the "AMC") that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations.

        Under Ukrainian legislation, a company which is found to have acted in contravention to antimonopoly legislation, may be subject to fines and claims from the AMC. From time to time we may become subject to investigations by AMC and subsequently, should such investigations identify any violations, subject to penalties, including fines.

        Based on the complaint filed by Astelit LLC concerning illegal establishment of regional tariffs, in April 2016 the AMC initiated proceedings relating to violation of legislation on the protection of economic competition. The case is awaiting consideration.

        In July 2016, the AMC sent requests to the big three operators asking to provide it with the information on establishment of settlement rates for international roaming and interconnect with foreign telecommunication operators.

        In August 2016, the AMC began an investigation in relation to monopoly restrictions that affect content services market.

        If we are found by the AMC to have violated antimonopoly legislation in these or any other matters, we may be subject to fines, which may have a material adverse effect on our business, financial condition and results of operation. In addition, we may be required to adjust current marketing practices. See also "—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations" and "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may influence our subscriber tariffs and impose certain restrictions on our operations.

        Under Russian legislation, a company controlling between 35%-50% or over 50% of a market may be found by FAS as dominant in such market. In case of collective dominance of legal entities, a company could be also categorized by FAS as dominant even if its share of the corresponding market is less than 35%. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. In 2016, as a result of amendments into the Federal Law No. 135 "On the Protection of Competition" the register of business entities having more than 35% of a certain commodity market or otherwise occupying a dominant position on the market in which listed us as occupying a dominant position in certain markets was repealed. At the same time FAS is still allowed to conduct market analysis in order to establish the dominant position of a business entity.

        Companies recognized as natural monopolies are also considered to have a dominant position on the respective market. One of our subsidiaries, MGTS, was categorized as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are subject to regulation by FAS. In addition, as a subject of natural monopoly, MGTS is obliged to comply with the rules of non-discriminatory third party access to its infrastructure. See also "—MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

        In the event that we are found in the future to have a dominant position in the markets where we operate and are either determined to have abused the dominant position or found to have committed concerted actions on the market / to have concluded antimonopoly agreement, FAS would have the right to impose certain restrictions on our operations in such markets. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" for additional information.

        In case we are found to have violated antimonopoly legislation, we can also be subject to penalties and a turn-over based fine may be imposed on us in relation to certain violations. The level of fine is from 1% to 15% of revenue on the market where the violation was conducted (with 8% being the base level of the fine), but not more than 2% of gross revenues.

        Additionally, MTS Ukraine, was found to be a company with a SMP position in the telecommunications market and is subject to certain regulator (NCCIR) imposed restrictions, including limitations on the interconnect rates it can charge other operators. See "—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations" and "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

        If we or any of our subsidiaries were to be found by competition authority to be business entities occupying a dominant market position, competition authority would have the power to impose certain restrictions on our or their businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous. If we or any of our subsidiaries were to be found by FAS to be business entities occupying a dominant market position with a market share exceeding 70% and are determined to abuse the dominant position, the Russian Government would have the right to determine the rules of nondiscriminatory access to goods or services offered by us. Additionally, geographic restrictions on our expansion could reduce our subscriber base and prevent us from fully implementing our business strategy, which may materially adversely affect our business, financial condition, results of operations and prospects.

If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

        In addition to the regulation of dominant operators by FAS, the Federal Law on Communications provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which, together with their affiliates, have 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic in a geographically defined zone within the Russian Federation. These regulations provide for governmental regulation of the key terms of such operators' interconnect agreements, including the interconnect tariffs. In addition, such operators are required to develop standard key terms of interconnect agreements and publish them as a public offer made to all operators who intend to interconnect to the networks of those operators. Refusal of such operators to conduct an interconnect agreement is prohibited, except in the cases that contradict license terms or other regulatory acts on the unified communication network in the Russian Federation. For additional information, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation."

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

        In addition to holding a substantial position in the Moscow telecommunication market, MGTS is included in the Register of natural monopolies in the telecommunications market. Consequently, tariffs for basic services rendered to public switched telephone networks subscribers (fees for providing access to a local telecommunication network, monthly fees for granting subscriber line in a constant use, monthly fees for providing local telephone connection) are subject to regulation.

        Although MGTS is permitted to petition FAS for increases in tariffs based on such criteria as inflation, increased costs and the need for network investments, it is possible that future requested increases may not be granted or that FAS may not adequately take such factors into account in setting tariffs. If the permissible tariffs applicable to MGTS do not compensate MGTS for the cost of providing services, the business and results of operations could be materially adversely affected. See also "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

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

The accession of Russia into the World Trade Organization ("WTO") may lead to legislative and business changes.

        On August 22, 2012, the Russian Federation became a member of the WTO. This may lead to potentially significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, telecommunications laws, changes in the taxation system and customs regulations in Russia. In addition, the implementation of the WTO rules may lead to the increase of competition on the markets where we operate. Although during 2012-2016 Russia adopted certain changes to its legislation related to the accession to the WTO, for example, intellectual property regulation, it is unclear yet if and when all necessary legislative changes related to the accession will take place. If further new legislation is implemented in Russia as a result of its accession to the WTO, this could have a material adverse effect on our financial condition and results of operations.

We may be required to make significant investments beyond those that are currently planned to preserve our competitive advantage in response to the rapid evolution of fixed network technology (inter alia our subsidiaries, for example MGTS).

        MGTS accomplishes a number of projects aimed at developing communication networks and expanding availability of telecommunication services for customers. Possible deficiency of free cash during the current economic downturn might lead to freeze of investment programs for development of new products and services, upgrade of the existing network, decrease in quantity of construction objects, cutbacks in development programs in New Moscow and Moscow region. The company finished the project on construction of broadband optical networks employing Gigabit-capable Passive Optical Network ("GPON") technology with direct connection of subscribers to an optical network. The applied part of the GPON project progress is the creation of a digital platform of IMS core, which enables MGTS to render an enlarged range of services, including services for B2G segment.

        MGTS invested approximately RUB 11.980 billion in 2014, RUB 8.861 billion in 2015 and RUB 7.119 billion in 2016 to upgrade its infrastructure. MGTS attracts contractors for construction and upgrade of its network. Due to unfavorable market conditions some of MGTS contractors may face lack of own current assets and / or external finance sources which in may in some cases lead to contractor's inability to fulfill contract obligations or even bankruptcy. This may negatively affect the terms of MGTS projects implementation and lead to higher expenses for arrangement of purchases from other market participants. If MGTS is not able to expand and upgrade its network infrastructure in a timely manner and to offer new services or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

        Due to adoption of the Federal Law No. 35 dated March 12, 2014, which introduced significant amendments to the fourth part of the Civil Code of the Russian Federation, the rules of intellectual property rights regulation changed. Lack of extensive law enforcement practice of the changed provisions of the Civil Code may cause difficulties in protection of our rights and legitimate interests.

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

        The strained political situation in Ukraine coupled with an economic downturn resulted in financial difficulties in the banking system, including notably liquidity risks. As we hold the bulk of excess hryvnia and foreign currency cash in Ukrainian banks, a banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Ukraine, which could have a material adverse effect on our business, financial condition and results of operations. For example, we incurred a charge to operating income for the fourth quarter 2014 due to losses stemming from the insolvency of DeltaBank in Ukraine. During the year ended December 31, 2015, the Group created additional reserve for cash balances deposited in distressed Ukrainian banks which was included as a component of operating expenses in the accompanying consolidated statement of profit or loss. See also Note 28 to our audited consolidated financial statements.

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

        Sanctions introduced by the United States and the European Union with respect to the Russian Federation coupled with an economic downturn and decline in global oil prices caused significant capital outflow, ruble depreciation, rise of credit rates in the domestic market and lack of available financing. A majority of Russian companies continue to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolvers, issuing debt and raising capital generally. For the period of 2015, 2016 and 2017, the Central Bank of Russia cut the key rate from 17% to 9.75%, however its further reduction is aggravated by stressful economic situation and high inflationary risks.

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

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2016, our consolidated total debt, including capital lease obligations, was RUB 284,320 million. Our finance cost for the year ended December 31, 2016 was RUB 27,136 million, net of amounts of interest expense capitalized.

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

Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds, or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs.

        Over the period of 2014-2016, there has been a significant weakening of the ruble against the U.S. dollar, which can be explained by external geopolitical factors, limited financial markets, decrease in oil prices, international ratings agencies' downgrades of Russia's sovereign rating, reduction in internal consumption and other factors.

        For example, on December 31, 2014, the official exchange rate published by the CBR was 56.26 rubles per U.S. dollar. The ruble continued to depreciate against the U.S. dollar reaching 72.88 rubles per one U.S. dollar on December 31, 2015, whereas on December 31, 2016, it amounted to 60.66 rubles per one U.S. dollar. See also "—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies."

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

        A significant portion of our expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. If the Russian ruble and local currencies decline against the U.S. dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. At the same time, the devaluation of local currencies against the Russian ruble can adversely affect our revenues reported in Russian rubles and increase our costs in terms of local currencies. In addition, local regulatory restrictions on the purchase of hard currency in the majority of CIS countries (for example, Ukraine or Turkmenistan) may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in that countries. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

        The Ukraine's economic crisis combined with political unrest and events in the Eastern part of Ukraine led to the weakening of the hryvnia, with it rising from 15.77 hryvnias per U.S. dollar on December 31, 2014 to 24.00 and 27.19 hryvnias per one U.S. dollar on December 31, 2015 and on December 31, 2016 respectively, reflecting capital outflow in response to the continuing political instability in Ukraine. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Belarusian ruble depreciated against the U.S. dollar reaching 11,850 Belarusian rubles per one U.S. dollar on December 31, 2014, to 18,569 Belarusian rubles per one U.S. dollar on December 31, 2015. On July 1, 2016, Belarus redenominated its currency on a scale 10,000:1. As of December 31, 2016, the official exchange rate published by the National Bank of the Republic of Belarus amounted to 1.96 Belarusian rubles per U.S. dollar. The possible devaluation of the Belarusian ruble in the future may adversely affect our revenues from this market.

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

        We have to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of necessary software for our mobile and fixed line networks. We spent RUB 91,929 million in 2014 and RUB 96,111 million (excluding costs of RUB 3.382 billion related to the acquisition of a 4G license in Russia) in 2015 and RUB 83,551 million (excluding costs of RUB 2.598 billion for the acquisition of 4G license in Russia) in 2016 for the fulfillment of our capital spending plans. In addition, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

        In 2014-2016 the United States and European Union announced sanctions applying to a number of Russian and Ukrainian individuals and associated institutions which were considered to have contributed to the situation in Ukraine and Crimea. The sanctions may be extended and our ability to gain external funding may be affected. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations" and "—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

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

        The Russian and Ukrainian economies have been characterized by high rates of inflation, which over the past few years have been mainly driven by weakening of national currencies, restrictions on foreign trade and acceleration in food prices. According to the Federal Statistics Service, inflation reached 11.4% and 12.9% in Russia in 2014 and 2015, respectively. Inflation in Russia in 2016 amounted to 5.38%, which was significantly lower as compared to 12.9% in 2015. Over previous periods, there has been a trend towards inflation-driven increases in certain of our costs, which are sensitive to rises in the general price level in Russia. In addition, high inflation level in Russia may lead, inter alia, to higher marketing expenditures by us in order to remain competitive, which could affect our operating margins.

        In 2015, growth of consumer prices in Ukraine reached 43.3% compared to 24.9% in 2014, according to the "Inflation Report" of the National Bank of Ukraine. In 2016, inflation in Ukraine reached 12.4%, according to the "Inflation Report" of the National Bank of Ukraine as of January 2017. Key reasons of high inflation rate in Ukraine are weakening of the national currency, increase in prices for energy carriers and utility payments.

        At the end of 2014, 2015 and 2016, inflation in Belarus amounted to 16.2%, 12.0% and 10.6%, respectively.

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

        In addition, Sistema, which owns 48.94% of our total charter capital directly and through its subsidiaries (50.03% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in its credit facilities. These covenants impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In the indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain indebtedness level/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy. The inability to implement our business strategy may have a material adverse effect on our financial condition and results of operations.

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

        Under the terms of our outstanding notes, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus interest accrued prior to the redemption date. A change in control will be deemed to have occurred in any of the following circumstances:

  •
  with respect to the notes due 2020, any person acquires beneficial or legal ownership of, or control over, more than 50% of our issued shares, ownership of or control over more than 50% of the voting interests in our share capital or obtains the power to elect not less than half of our directors, provided that the following transactions would not be deemed to result in a change of control;

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

        The economies of Russia and the other CIS countries where we operate currently experience negative trends. In 2016 the decline of GDP in Russia was 0.2% in comparison with 3.7% in 2015 according to Federal State Statistics service. According to a forecast of the Ministry of Economic Development, Russian GDP will increase by 0.6% in 2017.

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

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. During the course of 2014 and the first quarter of 2015, the credit rating of the Russian Federation was placed for review and downgraded by each of Moody's, Fitch Ratings and Standard & Poor's several times. As of April 1, 2017, Russia has a Ba1 sovereign credit rating with a stable outlook from Moody's, BBB- long-term sovereign rating with a stable outlook from Fitch Ratings and BB+/B foreign currency sovereign credit rating with a positive outlook from Standard & Poor's. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Russian government and the CBR provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. In 2014-2016, the CBR revoked the licenses of a number of Russian banks for reasons associated with implementing high-risk lending policies, loss of liquidity and non-compliance with anti-money laundering legislation. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

        There is currently a limited number of sufficiently creditworthy Russian banks and few ruble denominated financial instruments in which we can invest our excess ruble cash. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

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

        The political and economic situation in Russia has been negatively affected by the global financial crisis, the economic sanctions imposed by the United States and the EU and the on-going volatile economic conditions. Other countries where we operate may pose similar challenges. For example, the referendum in Crimea in favor of joining the Russian Federation and consequent developments in the region contribute to political tension and uncertainty in Ukraine, see also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations." Current and future changes in the Russian and other CIS governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

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

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, which can halt normal economic activity and disrupt the economies of neighboring regions. For example, violence and attacks relating to the Chechen conflict have spread to other parts of Russia and several terrorist attacks have been carried out in other parts of Russia, including Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. Any of these factors could materially adversely affect our business and the value of our shares and ADSs. In Ukraine, political instability and the tensions in eastern Ukraine may have negative effect on business operations.

        See also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

        See also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations" and "—Risks Relating to our Financial Condition—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies."

        In connection with the ongoing events in Ukraine, the United States and the European Union have imposed sanctions on certain Russian and Ukrainian persons and entities. No individual or entity within our group has been designated with sanctions introduced either by the United States or the European Union. However, additional designations may be made, or additional categories of sanctions may be created, at any time, and we can give no assurance that any member of our group, or individuals holding positions in our group, will not be affected by future sanctions designations. Non-compliance with any potential sanctions could result in, among other things, the inability of the relevant group entities to contract with the U.S. and/or E.U. governments or their agencies, civil or criminal liability of sanctioned entities and/or related personnel under U.S. and/or E.U. law, the imposition of significant fines, and potential reputational damage.

        Further tensions between Russia and other countries and any escalation of related tensions, the imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a negative effect on the Russian economy, the financial condition of our partners and suppliers, our ability to conduct trade and financial transactions, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of our shares and ADSs.

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

        A draft law expanding the list of sanctions, stipulated by the Law "On sanctions" was introduced on July 13, 2015. It includes, inter alia, seizure of the objects of the Russian proprietary rights as well as objects of private property of its residents in case of social necessity for the state's benefit. In addition, the Presidential Decree No. 549/2015 dated September 16, 2015 approved the decision of the National Security and Defense Council of Ukraine as of September 2, 2015 "On application of personal special economic and other restrictive measures (sanctions)" whereby the list of individuals and legal entities to which sanctions were applied for a one-year term was specified. Based on the Presidential Decree No. 467 dated October 17, 2016 sanctions against individuals and legal entities effective from September 16, 2015 were prolonged for one more year; the previous sanction list was extended to cover more individuals and legal entities, including, among others, the major beneficial owner of MTS Ukraine (individual). Although we believe that under current legislation, the introduction of these personal sanctions by public authorities of Ukraine does not imply they apply to the companies directly or indirectly controlled by such individual or to any of his affiliated parties, including MTS Ukraine that has not been subject to any similar sanctions by Ukrainian authorities, however taking into account uncertainties in the future law enforcement practice, it cannot be ruled out that introduction of the aforementioned personal sanctions will have an adverse effect on business, financial position and results of MTS Group in Ukraine.

        Pursuant to the Law of Ukraine "On the legal status of martial law" dated June 8, 2015, military command together with military administrations are permitted to temporarily limit certain rights, freedoms and legal interests of individuals and legal entities within specific territories where martial law is introduced. On June 28, 2015, amendments to the Law of Ukraine "On licensing of certain types of economic activity" came into force expanding the terms of license cancellation, including adoption of an "act on documentary proof of control over licensee actions by other states, carrying out armed aggression against Ukraine or whose actions create preconditions either for military conflict or use of military force against Ukraine."

        Furthermore, a number of draft laws were introduced in Ukraine during 2015 and 2016 in connection with sanctions, such as, for example, the draft law "On amendments to the Law of Ukraine "On the protection of economic competition" aimed to improve the procedures of control over concentration of economic entities provides for special economic and other restrictive measures (sanctions) to a concentration's participant according to the Law of Ukraine "On Sanctions" and the draft law "On amendments to Article 9 of the Law of Ukraine "On State Registration of Legal Entities, Individual Entrepreneurs and Public Organizations" provides for an obligation of an economic entity to publish information relating to its beneficial owner in the Unified state register (in case the beneficial owner is a resident of a country, carrying out armed aggression against Ukraine). In addition, the draft law "On amendments to some legislative acts relating to labeling of products (services) produced by suppliers tied with an aggressor country" stipulates that the suppliers of goods (services) might be obliged to mark the advertising of products (services) with the information on their ties with an aggressor country. The draft laws have not been considered by functional committee of the Verkhovna Rada and the Parliament of Ukraine yet.

        In November 2016, NBU adopted a resolution that is aimed to, inter alia, impose restrictions on operations with persons/ institutions targeted by sanctions.

        Furthermore, in March 2017 NBU introduced sanctions aimed at Ukrainian subsidiaries of a number of Russian banks in order to prohibit financials operations, including payment of dividends, in favor of the parent banks.

        There is still significant uncertainty regarding how these measures might affect MTS Ukraine and the Group, extent or timing of any further sanctions, or the ultimate impact of these sanctions on our operations. Potentially these measures and any further measures and sanctions may have a negative effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

        See also "—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" and "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

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

        See also "—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

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

        On August 5, 2016, we sold our 50.01% stake in UMS to the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of the Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan. The loss on disposal of investment in Uzbekistan was recorded in the financial report for the third quarter of 2016. See Note 26 to our audited consolidated financial statements.

        See also "—Political and Social Risks—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs" and "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

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

        The amount of net assets in accordance with the local accounting standards of some of our subsidiaries is less than the minimum charter capital required by law. Although these subsidiaries continue to meet all of their obligations to creditors, there is a minimal risk of their liquidation while the net assets remain below the minimum legal requirements.

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

        In Turkmenistan, we commenced operations in June 2005 through our wholly owned subsidiary, BCTI, and operated under a trilateral agreement by and among the Ministry of Communication of Turkmenistan, BCTI and us. However, when this agreement expired on December 21, 2010, the Ministry of Communication of Turkmenistan refused to prolong the agreement. After several international lawsuits and negotiations regarding adjustments of disputes we restarted our network in Turkmenistan on August 30, 2012 and resumed our operations on October 1, 2012. Similar actions in other countries where we operate could have a material adverse effect on results of our operations. See also "—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations."

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

        Primarily due to delays in the issuance of permits, approvals and authorizations by regulatory authorities, it is frequently not possible to procure all of the permits for each of our base stations or other aspects of our network before we put the base stations into commercial operation or to amend or maintain all of the permits when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations or other communications facilities and other aspects of our networks for which we do not have final permits to operate and there can be delays in obtaining the final permits, approvals and authorizations for particular base stations or other communications facilities and other aspects of our networks. Furthermore, we are constantly in the process of registration and re-registration of ownership over certain infrastructure facilities, for example, MGTS carries out measures aimed at registration of ownership rights to the cable line structures (CLS). At the same time, MGTS is not insured against the risks of challenging the ownership rights by third parties. MGTS performs legal registration of its ownership rights to minimize the risk. In case of receiving reasonable claims, MGTS reconciles cable line objects to distinguish the ownership rights. MGTS is ready to assert its rights to CLS in court when necessary.

        In addition, we may be unable to transmit certain television channels if entities that provide television content to us do not possess the requisite licenses. In case such providers of television content do not obtain the required licenses, or have their existing licenses suspended or terminated, our selection of potential television channels for transmission could be significantly limited. The Federal Law No. 257 "On Amending Federal Law "On Mass Media" and Federal Law "On Communications" dated July 13, 2015 introduced a number of amendments to the national mandatory free television channels list. Requirements on sequence of channels, sound and image quality and signal reception points of national mandatory free television channels were adopted in September 2015. The inability of operators to comply with such requirements may lead to suspension or termination of a license. Furthermore, we could be subject to fines and other penalties, including forced suspension of our cable network operators' activity for up to 90 days. In some cases of our service provision (for example, those employing GPON technology) power failures in subscribers' households may lead to non-compliance with rules regulating local telephony communication services. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

        Our failure to comply with existing laws and regulations of the countries where we operate or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections including the State Labor Inspection Service may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, we may assume risks of potential claims from subscribers and regulating authorities regarding former activities of the acquired or merged businesses.

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

        In 2014, NCCIR conducted two unplanned inspections with respect to MTS Ukraine. The inspections resulted in the issuance of orders, one of which was disputed by MTS Ukraine in court proceedings. The Court of Appeals Instance made a decision in favor of MTS Ukraine and cancelled the NCCIR order, however, NCCIR repeatedly appealed the case. In August 2016, NCCIR repeatedly filed a cassation petition to the Supreme Court of Ukraine. The Supreme Court rejected the claim of NCCIR by its decision dated October 6, 2016.

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

        Furthermore on July 1, 2016, provisions of the Federal Law No. 210 stipulating the new procedure for corporate actions became effective which, inter alia, provides for a possibility of remote participation at a general meetings of security holders (e-voting) for those shareholders who hold their shares either directly on a share register or through a depositary. This new procedures may lead to delays in voting process and inconsistencies and may entail additional risks due to their novelty to the Russian market.

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

        While the Federal Law on Joint Stock Companies provides that shareholders owning not less than 1% of the company's stock may bring an action for damages caused to a company by its CEO, member of the Board of Directors or its Management Board and certain other officials acting on behalf of the company, minority shareholders may have difficulties with proving such damages with the court and as a consequence their claims may be denied by the court. In 2009, legislation was adopted which contemplates class action litigation. Although there have been several disputes in the past few years, Russian courts do not have a clear and consistent approach in regards to class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of our shares and ADSs.

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

        The Civil Code of the Russian Federation, the Joint Stock Companies Law and the Federal Law "On Limited Liability Companies" generally provide that shareholders in a Russian joint stock company or members of a limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an "effective parent." The entity whose decisions are capable of being so determined is deemed an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

  •
  the effective parent gives binding instructions or consent for a transaction to the effective subsidiary (except for voting of the effective parent in a shareholders' meeting of its effective subsidiary and approval by the effective parent's governing body of a transaction if such approval is required under the charter of the effective parent or the effective subsidiary).

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

  •
  the approval by shareholders of a "major transaction," which involves property in excess of 50% of the balance sheet value of the company's assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated (including those which are simultaneously interested-party transactions) , except for transactions undertaken in the ordinary course of business;

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

        For example, from 2004 through December 31, 2016, we merged over 60 of our wholly owned subsidiaries into MTS. As a part of our reorganization during 2013 a total of 90,881 MTS ordinary shares representing 0.004% of our issued share capital were repurchased for RUB 19.7 million and during 2014 a total of 9,935 MTS ordinary shares representing 0.0005% of our issued share capital were repurchased for RUB 2.1 million. In the course of reorganization in 2015 we repurchased 29,666 MTS ordinary shares representing 0.0014% of our issued share capital for RUB 5.9 million. In 2016, we, acting through our 100% owned subsidiary, Stream Digital, LLC, purchased 3,060,409 MTS ordinary shares for a total consideration of RUB 700,833,661. In the beginning of 2017, we further purchased 32,061,256 MTS ordinary shares for RUB 9,297,764,240.

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

Regulatory changes in Russia, including the reduction of settlement rate, regulation of other inter-carrier and subscriber tariffs and others, as well as regulatory changes at the international level may have a material adverse effect on our financial condition and results of operations.

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

        In November 2014, the Government of Russia considered a proposal on reconsideration of the interconnect regulation approach submitted by the Ministry of Communications. It is unclear yet how this proposal may be implemented, however it may potentially lead to reduction in traffic transmission revenues/ increase in traffic transmission costs. The final decision on the implementation of this proposal has not been made yet.

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

        In addition, in June 2015, mass media reported that the Ministry of Communications prepared the draft order pursuant to which telecommunication operators may be obliged to accumulate and store information concerning the personnel actions on communication facilities management (for a 3-year period) and provide it to the Federal Security Service at its request. The intelligence agencies may thus get an access to the data relating to foreign contractors of operators. The compliance with the requirements (in case the order is adopted) may lead to additional costs for the implementation of legislative norms. On April 4, 2016, the Ministry of Communications of the Russian Federation adopted the order No. 135 "On the approval of requirements for communication networks operation with respect to the use of services provided by third parties." The order comes into force on July 26, 2017. According to the requirements, a telecommunication operator is obliged (on a quarter basis) to provide the Federal Security Service with the data on foreign companies and foreign citizens that are engaged to provide works or services related to exploitation and management of its communication network. In addition, a telecommunication operator is obliged to store information concerning all actions on communication facilities executed by servicing staff or third parties engaged in exploitation and management of communication networks both from workplaces and with the use of a remote access. Consultations are underway with the Ministry of Communications of the Russian Federation to determine the exact list of communication facilities and actions, information on which has to be stored. The amount of forthcoming costs is to be determined based on the consultations results.

        The Federal Law No. 374 "On the introduction of amendments to certain legislative acts of the Russian Federation with respect to setting up of additional counter-terrorism measures and public security enforcement" was adopted on July 6, 2016. Pursuant to the law, operators are obliged to store information on the facts of receiving, transferring, delivery and/or processing of voice information and text messages, as well as images, sounds, video- and other messages of telecommunication services users (for a 3-year period) and the contents of such communications, including voice data, text messages, pictures, sounds, video or other communications (for up to 6 months). The Government of the Russian Federation approves rules, terms and volume of information to be stored. The norm of the law relating to the storage of messages contents enters into force on July 1, 2018. Material additional costs might be needed to comply with these requirements. The Government draft regulation "On rules, terms and volume of voice information, text messages, images, sounds, video- and other messages of telecommunication services users to be stored" was prepared and published for public consultation by the Ministry of Communications on December 23, 2016. As of April 1, 2017, this draft regulation is undergoing a review and consultation by the state bodies.

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

        One of our subsidiaries, MGTS, is categorized as a natural monopoly in the Moscow telecommunications market. According to the Federal Law No. 223 "On Procurement Process," natural monopolies are obliged to conduct the procurement process in accordance with the principles of transparency and non-discrimination and unjustified limitation of competition. If our subsidiaries that are under additional regulations as natural monopolies are found failing to comply with the law on procurement process, inter alia in case of collective tendering with us, our subsidiaries can be subject to penalties. See also "—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may influence our subscriber tariffs and impose certain restrictions on our operations."

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

        As a result of changes in personal data protection regulations, we face significant technical, financial and managerial undertakings. For example, we are required to treat subscribers' personal data with the level of protection afforded to state secrets, obtain state certification of our installed information protection facilities from the Federal Service for Technical and Export Control and the Federal Security Service, obtain licenses for carrying out activity in the field of technical and cryptographic security of personal data from the Federal Service for Technical and Export Control and the Federal Security Service (in case the activity is carried out not only for our own needs). We are also now directly liable for the actions of third parties to whom we forward personal data for processing. Moreover, we must now make public our data protection policies, which currently constitute a trade secret, and which may increase the risk of data protection violations if revealed. Furthermore, the modernization of our information protection systems and the optimization and reengineering of our personal data processing systems will require us to incur significant expenses. At the same time, the regulations established by the Russian government on November 1, 2012 introduced onerous data protection requirements around data processing within the informational systems (for example, to ensure that our system and application software do not have any undeclared capabilities). In addition, in 2016 the requirements relating to licensed types of activities and licensing terms were expanded. In case a license for providing monitoring services of information security facilities and informatization systems, granted by the Federal Service for Technical and Export Control, is not provided or its issue is delayed a company might be unable to provide third parties with the relevant commercial services.

        If the resources required to develop and implement data protection systems meeting the new standards are greater than expected, or we fail to comply with the data protection laws despite our best efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

Developments concerning regulation on personal data such as, for example, ban on processing of Russian citizens' personal data in databases located outside Russia and obligation to provide information concerning all Russian citizens' personal data to "Roskomnadzor" may pose additional compliance risks for telecommunications operators.

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

        In November 2012, NCCIR issued the decision regarding the rules governing the provision of MNP service, which enables the subscribers to retain their telephone number after switching from one operator of mobile communications to another. MNP law came into legal force on July 5, 2013 with the beginning of switching to other operators from December 20, 2013. On December 30, 2013 a resolution that postponed the beginning of service provision to July 2014 came into legal force, however, implementation of MNP service was cancelled later on by a court decision. On July 31, 2015, NCCIR approved the procedure for MNP service rendering and introduced amendments to the basic requirements of agreements for the provision of telecommunication services. The decision entered into force on September 8, 2015, after which NCCIR appointed the Ukrainian State Center of Radio

Frequencies ("USCRF") as an administrator of the Centralized database of the ported numbers. The terms of MNP service launch will be set by the special decision of NCCIR which has not been passed yet.

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

        In addition, implementation of new concept of beneficial ownership, with regard to taxation of payment of passive income (dividends, royalty, interest, capital gain), may negatively affect possibility to apply benefits set by the double tax treaties, in case such payments pass through intermediary entities. This may potentially lead to increase of tax burden with regard to such payments.

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

        On December 28, 2014, the Act on Improvement of Tax Control on Transfer Pricing was approved. From January 1, 2015, business transactions that have an impact on taxable profits with related parties non-Ukrainian entities or non-related entities of states, where the Corporate Profits Tax rate is less than 13%, are controlled if the value of all transactions with the same counterparty exceeds (from January 1, 2017) 10 million hryvnias (net of VAT).

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

        Tax declarations/returns, together with other legal compliance areas (e.g., customs and currency control matters), may be subject to review and investigation by various administrative divisions of the tax authorities, which are authorized by law to impose severe fines, penalties and interest charges. These circumstances create tax risks in Ukraine substantially more significant than typically found in countries with more developed tax systems. Generally, tax declarations/returns in Ukraine remain open and subject to inspection for a three-year period and, for issues of transfer pricing—for a seven-year period. However, this term may not be observed or may be extended under certain circumstances, including in the context of a criminal investigation.

        The changes introduced into the Tax Code of the Ukraine during 2012 created a duty to pay advance installments on tax on profits on a monthly basis and retained the duty to pay advance installments on dividend payments. Before 2013, tax on profits charged for the accounting period was reduced by the amount of advance installments made on dividend payments. In 2013, such reductions were not taken into account and we were obliged to pay the new monthly advance installment on the tax on profits as well as the advance installments on the dividend payments, which increased our tax expenses. However, following a new law issued on July 31, 2013 it became possible to reduce the tax on profits by the amount of advance installments on dividend payments but commencing March 1, 2014 when the 2013 and 2014 tax return was filed. But the form of tax return applied for 2013, 2014 and

2015 did not provide for such reduction. The State Fiscal Service provided similar clarifications on the possibility to reduce the tax on profits in tax report for 2015 by the amount of advance installments made on dividend payments in previous years. In 2016, the issue relating to advance installments was partially settled, although the issues on overpayments of profit tax based on the places of former registration of several subsidiaries of MTS Ukraine remain unresolved. In the beginning of 2017, the State Fiscal Service stated that overpayments of profit tax based on the places of subsidiaries registration would be included in account settlements with the principal enterprise, however this scheme has not been legislatively consolidated. Starting from January 1, 2015, advance installment on dividend payments are paid based on the amount of dividends payable exceeding taxable profit declared for the corresponding period.

        The approach to the calculation of the profits tax has changed recently. The tax is currently calculated based on financial results declared in the financial statements, i.e. according to the accounting principles. There were temporary tax differences for specific operations until January 1, 2015, i.e. the revenues reflected in the financial statements for 2015 were also reflected in tax accountings until January 1, 2015, which could lead to double taxation. MTS Ukraine is working with the relevant state authorities to avoid double taxation. The amendments introduced to the legislation on January 1, 2017 provide that tax base may be reduced by the amount of revenue that was repeatedly taken into account after January 1, 2015. However, provisions stating that this norm could be applied from January 1, 2015 (not from the date of the law's entry into force, on January 1, 2017) have not been adopted by the Verkhovna Rada of Ukraine. In the first quarter of 2017 MTS Ukraine filed adjustment reports for 2015, 2016 years to reduce the tax on profits by the amount of revenue that was repeatedly taken into account.

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

        Because our ADS program is regularly at or near capacity, purchasers of our shares may not be able to deposit these shares into our ADS facility, and ADS holders who withdraw the underlying shares from the facility may not be able to re-deposit their shares in the future. As a result, effective arbitrage between our ADSs and our shares may not always be possible. Our shares are listed and traded on the Moscow Exchange. Due to the limited public free float of our common stock, the public market for our shares is significantly less active and liquid than for our ADSs. The cumulative effect of these factors is that our shares may from time to time, and for extended periods of time, trade at a significant discount to our ADSs.

Failure to comply with requirements on the disclosure of certain information on ADSs and ADS holders may restrict your ability to vote.

        Pursuant to the Russian securities laws, depositaries, and as a result, ADS holders, are not able to vote in connection with the shares underlying ADSs on behalf of the ADS holders unless they provide certain information to the issuer. At a minimum, this information includes the identity of the holder of the ADSs, registration details including a state registration number (for legal entities), and the number of shares attributable to each ADS holder.

        Nevertheless, the legislation stipulates that the issuer, CBR, Russian courts and pretrial investigation agencies may request such lists of depositary receipt holders from the holder of depositary program depo account. The holder of depositary program depo account shall take all reasonable measures in order to provide such information. In case of non-compliance with the above requirements, the CBR may suspend, or impose limitations on, transactions with securities held in the relevant accounts of Russian custodians for a period of up to six months. As a result, the shares underlying the ADSs may be blocked and it may be impossible to deposit or withdraw the shares into or from the depositary program. In addition, uncertainties with respect to exercise of certain rights attaching to shares underlying ADS holders could complicate the exercise of right to, and the ability to derive benefits from, the shares represented by ADSs.

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

  •
  the value of local currencies in the markets where we operate compared to the US dollar;

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

        ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They are able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint Stock Companies Law and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 50 days prior to the date of an extraordinary meeting to elect our Board of Directors. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

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

        See also "—Failure to comply with requirements on the disclosure of certain information on ADSs and ADS holders may restrict your ability to vote."

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

        The National Securities and Stock Market Commission of Ukraine, by its decision No. 391 "On procedure of payment of dividends by a joint stock company" dated April 12, 2016 stated that joint stock companies might carry out dividend payments either through the depository system of Ukraine or directly to shareholders. The specific method of the dividend payment is determined by a relevant decision of the general shareholders meeting with respect to the entire issue of securities of the joint stock company. The Regulation No. 591 of the National Bank of Ukraine "On amendments to Certain Legislative Acts of the National Bank of Ukraine" that entered into force on September 23, 2014 was prolonged by the corresponding regulations of the NBU (the latest regulation expired on June 8, 2016). The regulations set the restriction on a number of operations in foreign currency, including repatriation of dividends to the foreign investor.

        According to the NBU Board Resolutions No. 342, 386, 410 "On Resolving the Situation in the Money and Foreign Exchange Markets of Ukraine" adopted in 2016, key currency restrictions have been re-extended until introduction of new resolutions of the NBU. The dividends may be repatriated with certain limitations. The Resolution of the NBU dated November 22, 2016 continued gradual mitigation of temporary restrictions on the currency market, by expanding opportunities for the clients of resident banks to purchase foreign currency in the interbank market.

        See also "—Failure to comply with requirements on the disclosure of certain information on ADSs and ADS holders may restrict your ability to vote."

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

The adoption of new IFRSs may affect our reported financial results and financial position.

        Accounting standards under IFRS may change over time. The cost of implementation and compliance with new standards are hard to predict, however they may be significant for the company. Implementation of and compliance with new accounting standards by the Group could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

        See also Note 2 to our audited consolidated financial statements.

Item 4.    Information on Our Company

A.    History and Development

        Mobile TeleSystems CJSC ("MTS CJSC") our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 48.94% of our share capital (50.03% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

        In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million (RUB 3,693 million) in cash. We acquired the remaining 26% stake in June 2007 pursuant to a put option agreement for $250.0 million (RUB 6,481 million) in cash. In May 2006, we started operations under the MTS brand in Uzbekistan. In July 2012, we suspended providing services in Uzbekistan per the order from the State Agency for Communications and Information ("SACI") of Uzbekistan on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days which was subsequently extended to three months. On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to withdraw all operating licenses of Uzdunrobita. Simultaneously various Uzbek government agencies claimed multiple violations by Uzdunrobita, which having passed through numerous court hearings resulted in heavy penalties which Uzdunrobita has been unable to satisfy. Uzdunrobita has submitted its application initiating self-bankruptcy procedures to relevant Uzbek court. On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated liquidation procedures. As a result, we lost control over the subsidiary and deconsolidated Uzdunrobita. In July 2014 the disputes between us and Republic of Uzbekistan were resolved. The parties signed the Settlement Agreement and according to its terms all mutual claims were eliminated. Furthermore, a new mobile operator, UMS, was established by governmental authorities of Republic of Uzbekistan. On September 24, 2014, an ownership interest of 50.01% in UMS was transferred to us as an incentive for reentrance into the country by the State Unitary Enterprise "Center of radio communications, radio broadcasting and television," the second shareholder of an operator, on behalf of the Republic of Uzbekistan. We started operations in Uzbekistan in December 2014. On August 5, 2016, we sold our 50.01% stake in UMS to the State Unitary Enterprise "Center of radio communications, radio broadcasting and television."

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

        In April 2013, we acquired a 25.095% stake in MTS Bank for 5.09 billion rubles through an additional share issuance by the bank. As of December 31, 2016 our interest comprised 26.6%.

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

        In April 2014, we acquired a 10.82% stake in OZON, a leading Russian e-commerce company, through the purchase of OZON Holdings Limited's additional share issuance for RUB 2,702 million. Cooperation with OZON creates new distribution channels available to us through its extensive online retail platforms.

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

        In September 2016, we acquired controlling stake in Smarts-Yoshkar-Ola, a company, operating in the Republic of Mari El and holding rights to use 1800 MHz radio frequencies. The acquisition enhances our spectrum resources in the Republic of Mari El.

Capital Expenditures

        We spent in total RUB 86,149 million in 2016 for network development in Russia and the other countries where we operate, which included RUB 55,538 million in cash expenditures on property, plant and equipment, and RUB 30,611 million for the purchase of intangible assets (thereof RUB 2,598 million for acquisition of 4G licenses in Russia). We expect to spend approximately RUB 80.0 billion (excluding potential capital expenditures for acquisition of 4G or 3G licenses) in 2017 for the on-going roll out of Long-Term Evolution ("LTE") networks throughout Russia, maintenance capital expenditures, replacement of outdated equipment of MGTS, as well as introduction and development of network monitoring and controlling systems, further build out of 3G networks in Ukraine, maintenance capital expendures in Turkmenistan and Armenia. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2017 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2017 excludes expenditures that may be made in connection with acquisitions. A breakdown of our capital expenditures in 2016 by country is set forth below.

        We spent RUB 5 million, nill and 2,755 million and in 2016, 2015 and 2014, respectively, for acquisitions of subsidiaries, net of cash acquired from third parties. In addition, in 2015, we spent RUB 9,446 million, net of cash acquired, for acquisition of subsidiaries under common control.

Russia

        We spent RUB 76,383 million in 2016 for network development in Russia, including RUB 48,160 million in cash expenditures on property, plant and equipment, and RUB 28,223 million for the purchase of intangible assets (RUB 2,598 million thereof for acquisition of 4G licenses).

Ukraine

        We spent RUB 7,483 million in 2016 for network development in Ukraine, including RUB 5,559 million in cash expenditures on property, plant and equipment, and RUB 1,924 million for the purchase of intangible assets.

Turkmenistan

        We spent RUB 448 million in 2016 for network development in Turkmenistan, including RUB 421 million in cash expenditures on property, plant and equipment, and RUB 27 million for the purchase of intangible assets.

Armenia

        We spent RUB 960 million in 2016 for network development in Armenia, including RUB 559 million in cash expenditures on property, plant and equipment, and RUB 401 million for the purchase of intangible assets.

Uzbekistan

        We spent RUB 874 million in 2016 for network development in Uzbekistan, including RUB 838 million in cash expenditures on property, plant and equipment, and RUB 36 million for the purchase of intangible assets. The subsidiary in Uzbekistan was sold in August 2016.

Belarus

        MTS Belarus spent RUB 3,182 million in 2016 for network development, including RUB 2,679 million in cash expenditures on property, plant and equipment, and RUB 503 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

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

        As of December 31, 2016, we had a mobile subscriber base of approximately 104.6 million (approximately 80.0 million in Russia, 20.9 million in Ukraine, 2.1 million in Armenia and 1.7 million in Turkmenistan), which is an increase of 3% compared to December 31, 2015. As of December 31, 2015, we had a mobile subscriber base of approximately 101.4 million (approximately 77.3 million in Russia, 20.4 million in Ukraine, 2.1 million in Armenia and 1.6 million in Turkmenistan, which is an increase of 3% compared to 98.7 million as of December 31, 2014.

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 32% market share as of December 31, 2016, based on TMT consulting data. Our revenues for the year ended December 31, 2016, were RUB 435,692 million, an increase of 2.1% from the year ended December 31, 2015. Our revenues for the year ended December 31, 2015, were RUB 426,639 million, an increase of 3.9% from RUB 410,678 million for the year ended December 31, 2014. Our net income for the year ended December 31, 2016, was RUB 48,450 million, an increase of 2.2% from the year ended December 31, 2015. Our net income for the year ended December 31, 2015, was RUB 47,404 million, a decrease of 8% from RUB 51,496 million for the year ended December 31, 2014.

        Russia is our principal market, both in terms of subscribers and revenues. For the year ended December 31, 2016 approximately 91% of our revenues came from operations in Russia; approximately

6% of our revenues came from operations in Ukraine; and approximately 3% of our revenues came from operations in other countries, respectively.

        As of December 31, 2016, approximately 76% of our mobile subscriber base was in Russia and approximately 20% was in Ukraine. According to AC&M-Consulting, as of December 31, 2016, we had a 31% and 36% market share of total mobile subscribers in Russia and Ukraine, respectively.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2012	95.8	(2)
2013	94.7	(3)
2014	98.6	(2)
2015	101.4	(2)
2016	104.6	(2)

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
Excludes Uzbekistan subscribers.

(3)
Excludes Uzbekistan subscribers and restated to reflect 3 months active subscribers.

        In 2012, we ceased to provide mobile cellular communications services in Uzbekistan as all operating licenses of our subsidiary, Uzdunrobita, were withdrawn by the State Agency for Communications and Information of Uzbekistan on August 13, 2012. We restarted our operations in Uzbekistan in December 2014 through new entity, UMS. In August 2016 we sold our 50.01% stake in UMS and ceased our operations in Uzbekistan. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations."

        In Turkmenistan, our primary operating license was suspended on December 21, 2010, and we ceased providing mobile telecommunications services in that country for two years. In 2012, our operating license was reinstated and as a result our operations in Turkmenistan were resumed. Our subscriber base amounted to approximately 1.7 million subscribers as of December 31, 2016. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

        According to our estimates, overall mobile cellular penetration in Russia was approximately 176% as of December 31, 2016, which is 3% increase from 179% as at December 31, 2015, which in turn was 11% increase from 168% as at December 31, 2014. According to GSMA Intelligence, mobile cellular penetration in Ukraine was approximately 136.3% as of December 31, 2016, which represents an increase, compared to 134.1% as of December 31, 2015 and 136.1% as of December 31, 2014 respectively. According to our estimates, mobile cellular penetration in Armenia was approximately 119% as of December 31, 2016, as compared to approximately 112.5% as of December 31, 2015 and approximately 111.0% as of December 31, 2014. Mobile penetration in Turkmenistan was approximately

104.4% as of December 31, 2016, as compared to 100.8% as of December 31, 2015, and 104.3% as of December 31, 2014, according to our estimates.

        Our consolidated mobile subscriber base changed insignificantly in the first two months of 2017. Specifically, according to our estimates at March 1, 2017, we had approximately 104.3 million subscribers, including approximately 79.8 million in Russia, 20.8 million in Ukraine, 2.1 million in Armenia, and 1.7 million in Turkmenistan.

        MTS Belarus had approximately 5.22 million subscribers and a leading market share of 44.4% as at December 31, 2016, according to our estimates. As of December 31, 2015, according to our estimates, MTS Belarus had approximately 5.30 million subscribers and a leading market share of 45.5%. As of December 31, 2014 according to our estimates, MTS Belarus had approximately 5.31 million subscribers and a leading market share of 46.1%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 124% as of December 31, 2016, according to our estimates.

        As of December 31, 2016, we had mobile licenses to operate and commercial mobile operations throughout the entire territory of Russia with a population of approximately 146 million people, throughout the entire territory of Ukraine with a population of approximately 43 million people, throughout the entire territory of Turkmenistan with a population of approximately 5 million people and throughout the entire territory of Armenia with a population of approximately 3 million people. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations" and "—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations."

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

        Our Moscow fixed line operations contemplate communications services provided through incumbent operator MGTS. Our Moscow fixed line operations included 3.1 million unique residential subscribers as of December 31, 2016. We are the largest operator in the Moscow residential broadband market, with a 32% market share. MGTS holds licenses and regulatory approvals to provide local telephony, DLD/ILD voice telephony, interconnect to other operators, Internet and data transmission and other services.

        Our fixed line operations in other cities include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. As of December 31, 2016, we had 3.0 million unique residential subscribers according to our estimates. Fixed line services are also provided in Ukraine and Armenia with digital telephony communications services, data transmission, Internet access and the renting of channels.

        We have also continued to develop our proprietary sales and distribution network organically.

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans.

Business Strategy

        Our key strategic goal is leadership in all markets of presence, delivering the best-in-the-market experience to our subscribers, including high-speed Internet access at home and on the go, cable and satellite TV entertainment with access to best content portfolio and top quality mobile and fixed voice services. We do our best to be at the forefront of LTE development in Russia and CIS and we are focused on building the fastest and most reliable 4G wireless networks and providing the best service to our customers by bringing access to the connected world.

        In order to achieve our goals to become a market leader in telecommunications we developed the new strategy in 2016, which is focused on digitalization is the progress of our "3D" strategy and evolved from "Data—Differentiation—Dividends" into "Data—Digital—Dividends." The decision to prioritise digitalization as our key areas of focus is driven by worldwide movement towards the digital era. Digitalization creates new demands for market players, stimulates them to search for new approaches to interaction with clients, radically changes the ways companies act, their management methods and corporate culture.In this regard, we see perspectives, new points of efforts which we can focus on to turn them into the points of growth and profitability.

  •
  "Data" stays the core of our business, the backbone, allowing us to expand into adjacent business-areas, widen our products portfolio, enabling us to be in-line with customers' data-driven lifestyles. We bring the best available technology to our subscribers both individuals and corporations, such as building high-speed 4G LTE networks which allows us to meet growing needs for data consumption. We ensure customers have the best possible connectivity experience at their homes, workplaces and places in between.

  •
  "Digital" is the main point where we plan to evolve in the nearest future. The basis for it was laid earlier by implementing "Differentiation" (the predecessor of "Digital" in our strategy), when we expanded our activity into such areas as retail, financial services, machine-to-machine, Big Data (large and complex data sets), E-Commerce and others. Implementation of the new digital strategy, will allow us not only to improve the arreas where we operate, but also to focus on dealing with and making revenue out of: information, knowledge, applications, content, loyalty management. At the same time going digital for us includes also the evolution of our corporate management and corporate culture to make them more proactive, flexible, ambitious, audacious and development-oriented.

  •
  "Dividends" is the result of our activities, of our efforts to make our operations effective both revenue- and profitability-wise. We continuously improve the operational efficiency of MTS, develop the organizational capabilities of our company, constantly work on organizational effectiveness and keep it responsive to market challenges and customer needs. We sustain high levels of business profitability and aim to enhance shareholder returns. We beleive that the processes of digitalization will open a number of opportunities for further major efficiency improvements.

        We strongly believe that the evolution of our strategy and our approach to further development will enable us to stay at the forefront of the telecommunication industry in all markets of our presence, to provide our customers with best user experience, to be a valuable and credible business-partner, trustworthy and effective investment for our shareholders.

        Implementation of the strategy is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

        We are a provider of wireless and fixed line communications services in Russia, Ukraine, Armenia, Turkmenistan and Belarus.

Subsidiaries

        For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see "Item 4. Information on our Company—C. Organizational Structure."

Mobile Operations

Network Infrastructure—Mobile Core

        As of December 31, 2016 MTS Mobile core network in Russia includes the following nodes:

  •
  Mobile switching centre-server (MSC-S): 106 nodes, servicing 60 mln. subs.;

  •
  Media gateway (MGW): 129 nodes, maximum capacity 3.6 mln. Erl.; and

  •
  Subscriber Data Management (SDM) includes 35 nodes (Home Location Register (HLR) / Home Subscriber Server (HSS)).

        17 Serving GPRS Support Node/Mobility Management Entity (SGSN/MME) and Serving/Packet Data Network—Gateway (S/P-GW) nodes are used to handle packet data services.

        16 Signalling Relay Function (SRF) nodes deployed on network for handling Mobile Number Portability (MNP) services.

        The following network expansion and modernization projects were executed in the course of 2016:

        MSC-S/MGW and S/P-GW nodes were expanded as a result of to voice and data traffic growth;

  •
  Network modernization: obsoleted MSS APZ212 50 and MGW GMPv3 Ericsson nodes were replaced by new MSS BSP-C and MGW GMPv4/MRS Ericsson in 22 regions;

  •
  12 Diameter Routing Agent (DRA) nodes were migrated to Oracle Diameter Signaling Router platform (DSR platform); and

  •
  New IP communication services (Rich Communication Services (RCS) and Wi-Fi Calling) were launched on Nokia IMS core in Moscow.

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

        As of December 31, 2016, we had bilateral roaming contracts with 794 wireless operators in 228 countries, including 16 regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators.

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
• My MTS service app
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

GPRS, EDGE services

        We launched our commercial 2G network in 1994 based on GSM-900 technology. From 1999, we significantly improved our 2G network capacity based on GSM- 1800 technology. From 2001, we implemented wireless data communication services based on GPRS technology with download data rate up to 85.6 Kbit/s. In 2005, we modernized our GSM network to support EDGE technology and tripled data services rates. Today we continue supporting and modernizing our 2G network and we put the prime focus at the development of our 3G and LTE networks in order to provide our subscribers with high-speed broadband wireless services. As of December 31, 2016, we provided GSM, GPRS and EDGE services with more than 38,000 2G sites over the geographic area with more than 94% of population of Russia.

3G Technology

        In April 2007, we received a nationwide 3G/UMTS (Universal Mobile Telecommunications System) license in Russia. The license is valid till May 21, 2017 and covers the entire territory of Russia with frequencies 1950-1965 MHz and 2140-2155 MHz . In February 2017 the 3G/UMTS license in Russia were prolonged by the Federal Service for Supervision of Communications, Information Technoligy and Mass Media till May 21, 2022. We currently have commercial 3G networks launched in all regions of Russia with the exception of Crimea. By the end of 2016, we installed 38,915 3G sites throughout Russia.

        Starting from 2010, we implement HSPA+ technology, which supports up to 21 Mbit per second data transmission speed. In addition, we launched second and third 3G carriers to improve capacity and activated Dual Carrier technology, which supports up to 42 Mbit per second data transmission speed in more than 36,100 sites in Russia.

        Since 2011 we use 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support multiple standard mobile devices. Femtocells deliver a strong signal and high-quality voice service to standard mobile devices in homes, small and large offices, outdoor public spaces, metro hotspots and rural areas. A femtocell network also provides for high speed of data upload and download. In 2016 we launched offer of femtocells for consumers as B2C market segment. The total number of femtocells installed in Russia reached 5,547 by the end of 2016.

        In February 2015, we obtained UMTS spectrum in 2100 MHz band in Ukraine through an open tender held by the National Commission for the State Regulation of Communications and Informatization. Upon completion of critical network upgrades, we started providing our own 3G services in major Ukrainian cities under the Vodafone brand starting from November 2015. HSPA+ (QAM64 and Dual Carrier) technology, which is available in our 3G network from the start, allows to download speeds up to 42 Mbit\s.

        As of the end of 2016 we have almost 5000 UMTS-2100 base stations, offering 3G services in major Ukrainian cities and providing 3G network coverage to 54% of the population. We are planning to invest significant amount of funds in the expansion of 3G network coverage and capacity, as well as in accompanying network modernizations and upgrades in 2017 and later in conformity with license requirements and market demands.

        Transmission network upgrades in Ukraine in 2017 will include migration to 200 Gbps IP backbone, new Mobile Backhaul nodes and IP Microwave hops. Additional fiber-optic lines will be built locally to sustain growing traffic. We'll also continue replacing outdated 2G RAN and CS Core equipment, making our network more efficient and ready for future implementation of LTE technology.

        In October 2007, K-Telecom, our subsidiary in Armenia was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. In 2009, we commercially launched our 3G network in Armenia. In 2011, K-Telecom started to provide telecommunications services based on HSPA+ technology in Yerevan, six northern regions and in some southern regions of the country. At present HSPA+ technology with QAM64 and Dual Carrier features is available to almost 99% of the Armenian population. In 2016 we launched 90 new 3G base stations. In 2017 we are planning to refarm of GSM 900 MHz spectrum and activation of UMTS-900 on selected sites which will increase 3G network coverage and capacity. We will also continue improving indoor coverage and capacity upgrades in hot spots by implementing combined 3G\LTE small cells and indoor solutions.

        In Turkmenistan, we currently provide services based on 3G services with HSPA+ technology for business and private customers in all regional centers throughout the country. In 2015, we launched 49 3G base stations. However, due to lack of required Internet channel bandwidth which we lease from the state-controlled telecom service provider further 3G network expansion depends on the resolution of the issue. In 2016 we launched 28 3G base stations.In 2017 we are planning to increase 3G network coverage provided the availability of the resources (long-distance transmission and Internet access capacity), leased from the state-controlled provider.

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

        In 2014, we started DCS 1800 spectrum refarming to LTE and rolled out LTE-1800 network, while expanding LTE 800/2600 coverage. In February 2016 MTS won Russian Ministry of Communications and Mass Media tender for nationwide LTE-TDD license and obtained LTE-TDD frequencies in following band: 2595 - 2620 MHz for the whole territory of Russia, except Moscow region (obtained earlier). We plan to use LTE-TDD as a capacity layer to cope with increase of network utilization due to growth of data traffic. As of December 31, 2016, we had 28,246 LTE sites in 83 regions of Russia. In 2017, we are going to further roll out LTE 800, 1800 and 2600 MHz frequency bands and implement LTE-Advanced with Carrier Aggregation and Voice over LTE services.

        In Yerevan, the capital of Armenia, we commenced a commercial test of the first 4G/LTE network in December 2010. Since 2014, we provide full LTE outdoor coverage for two major cities—Gyumri and Vanadzor and expand LTE coverage in Yerevan. Circuit Switch Fall Back (CSFB) functionality is available to all our LTE subscribers.In 2016 we launched 60 eNodeBs, expanding LTE network, which amounts as of the end of December 2016 to 320 sites. We've also tested the refarming of DCS-1800 MHz frequency band to LTE. We'll activate LTE-1800 services, using existing infrastructure, in conformity with local market demand.

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

        In 2015, the Group extended its strategic partnership agreement with Vodafone to introduce the Vodafone brand in Ukraine. In 2016 under the partnership, MTS Ukraine and Vodafone continued to roll out 3G networks and to develop a number of new services, which have proved extremely popular in Europe, including bundled offers, competitive long-distance international calls and worry-free roaming when abroad, in the Ukrainian market. Other areas of cooperation remain in full force.

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

        In 2016, we focused our efforts on developing our network quality, improving client service and promoting benefits of Smart tariff plans.

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

        The key themes for our advertising campaigns in 2016 included promotion of "My MTS" mobile app providing customers with up-to-date information about their tariff and services and possibilities to manage it, "Smart" V&D (voice & data) tariff plans and offers, high-speed and quality 4G network, financial services, new technologies, devices and advantageous data-offers for active internet users, including households, which we target with our fixed broadband and satellite TV offers.

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

        In line with our strategy to find new ways of effective communications especially in digital channel we launched several unique promo sites, special activations with partner web-sites and other format of online advertising (video bloggers, online games, tests, advertorials, product placements etc) in 2016. In addition, we focused on educating our customers by producing educational videos, communicating through social networks and promo sites.

        To support our key directions we undertook the following initiatives in 2016 in Russia and in selected other countries in which we operate:

Brand and New Positioning

        In 2016 we continued our positioning with the tagline "You Know That You Can" as well as our visual style, which symbolizes going beyond limits, boldness and authenticity through the use of dynamic craft-style visuals. However we elaborated MTS positioning by adding new business goals, which have led to development of the three communication focuses: network quality, client service and leadership. In order to convey the leadership, MTS used celebrities and public figures who achieved success and keep developing and opening new horizons.

        Dance on TNT sponsorship—To support our positioning and leadership, we continued a productive cooperation with a major entertainment TV channel in Russia, TNT, and its super popular TV Show—"Dance on TNT" (campaign of 2015 brought us two Effie Russia awards in categories "Media Idea" and "Engaged Community"). MTS launched a multimedia campaign based on the theme of the show. We also created special web-site dance.mts.ru devoted to the unique dancing content. In addition we partnered with a range of websites and created exclusive content (for example in partnership with entertainment web-site megogo.ru we offered users of the web-site to replace advertising with dance videos). We addressed all people interested in dance and made them believe that they can learn to dance.

Network Quality (4G and HD-Voice)

        Network quality has always been one of our key priorities and an important attribute influencing net-promoter score of the company. We constantly strive to improve the quality of our network, we continue to develop the infrastructure and implement new technologies. To maintain and improve the perception of our network quality we continued communications support for our high-speed 4G LTE mobile internet as well as voice and internet coverage through advertising campaigns and localized and targeted placements to amplify the high-quality message. This year we launched three major campaigns: "4G is everywhere. 27 000 base stations—the widest 4G coverage network in Russia," "With MTS you won't be lost! 30 000 base stations provide MTS clients with coverage all over Russia" and digital campaign "Super-fast connection." In addition, a unique TV campaign was conducted in Moscow, where MTS proved to provide the best network (according to The Federal Service for Supervision of Communications, Information Technology, and Mass Media).

Client Service

        In 2016 we launched a new mobile app "My MTS" providing customers with up-to-date information about their tariff and services and possibilities to manage it. To support this product two federal TV campaigns were launched within a year.

Smart tariff plans

        In 2016, we proceeded to communicate the benefits of Smart voice & data (V&D) tariff plans as a key focus in our product strategy and launched a new truly unlimited tariff plan—Smart Bezlimitische. This new tariff plan was targeted to the mass audience. In our advertising campaign we played with metaphor of huge spaces of the Russian territory and limitlessness of the tariff plan. The campaign was so effective and viral that MTS decided to continue autumn campaign with exact same product offer.

Mobile payment and financial services

        The financial world is changing at a great pace. We understand the trends and pioneer various mobile financial services on the Russian market. In 2016, we further strengthened our positions on the mobile payment arena and launched innovative mobile payment service "Koshelek MTS Dengi." This service allows users pay for products and services via their smartphone (any OS), token any bank card, transfer money etc. "Koshelek MTS Dengi" undergoes constant improvements leading to launches of innovative services in 2017.

        We are very active in pushing forward innovative technologies such as NFC payments. In several cities in Russia, including Moscow, one can now pay for subway (metro) with a simple touch of their phone equipped with an MTS SIM-card.

        In 2016 we also launched convergent offer "Use bank card MTS Smart Dengi and pay no monthly fee for Smart tariff plans" introducing new card MTS Smart Dengi.

Devices

        In 2016 the majority of devices-related communications campaigns were targeted at supporting the 4G-smartphones sales (of different price categories) in MTS retail. Most of these campaigns were developed and implemented in cooperation with major device vendors such as Samsung, Huawei, LeEco, etc. as well as Google.

Business to business offers

        In 2016, we retained and strengthened our leadership in the corporate market via a full-scale image campaign across various communication channels, including TV, radio, online, print. The advertising campaign did not simply say "we are the best" but featured our major corporate clients who talked about their experience working with MTS. Our clients, the leading companies representing various businesses (Aeroflot, Raiffeisenbank, TASS, Gulfstream security systems, INTOUCH Insurance), let us showcase their internal processes based on the MTS products and explain how these solutions help them grow.

        Another initiative was a series of video case studies with various corporate clients from different industries which were broadcasted on the major business TV channels in the framework of the Business with High IQ series where MTS' clients shared their experience in implemented tailor-made telecom solutions provided by MTS.

Other products and services

  •
  MTS launched new app MTS Music with more than 20 million music tracks. Impressive TV campaign in the beginning of the year promoted free access to the Smart tariff users.

  •
  In Moscow we continued to communicate the benefits of the GPON technology (the fastest fixed broadband in Moscow through optic cable) which allows us to provide highest-quality Broadband and TV services. In other regions with more sensitivity to pricing, we applied a more relevant "value for money" strategy.

  •
  2016 saw the launch of the two MTS satellite TV campaigns. This year our communication focused of the availability of the MTS satellite TV through the whole Russia.

  •
  At the end of 2016, Father Frost (Russian Santa Claus) was trained to give presents during the whole year. Our funny New Year TV campaign promoted special offer "Get Smart Bezlimitische now and get presents each month of the new year."

Global recognition

        In 2014, MTS was included in the BrandZ™ Top 100 Most Valuable Global Brands 2014 ranking for the seventh consecutive year, as well as being recognized as the most valuable Russian telecom brand and made it to top 10 leading telecommunications brands in the world.

Sales and Distribution

        We have historically enrolled the vast majority of our subscribers through a network of independent dealers that operate numerous points-of-sale in places with high consumer activity, such as supermarkets, shopping centers, transportation hubs and markets. In 2009, in response to changes in the independent retail market, we began to develop our own proprietary retail network to more effectively control sales of SIM-cards and provide a platform to sell handsets and accessories. We organized our retail operations under a wholly owned subsidiary, RTC. RTC handles all functions relating to our retail operations, including the management of points-of-sale, the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. It also requires us to secure optimal locations for our points-of-sale and monitors the effectiveness of their operations.

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

        In 2013, we entered into an agreement with Svyaznoy to distribute SIM-cards and our sales through its outlets increased significantly during the year. We also continued to develop our monobrand retail chain, and in 2014, we could boast of attracting over half of our subscribers through our own proprietary distribution network. In 2014, Svyaznoy was the second in sales volume among MTS sales channels. In November 2014, Svyaznoy experienced changes in its ownership which led to the deterioration of MTS sales and an increase in competitors' sales beginning April 2015. While volumes declined throughout 2015, as of August 2015, MTS entirely ceased sales at Svyaznoy outlets. MTS designed a range of activities including the development of proprietary distribution network and stimulation of sales growth in regional distributors channel to compensate for the losses in subscriptions and achieve sales targets. We now realize over 69% of our SIM-card sales through our own monobrand retail chain while our retail arm is an increasingly important component of our differentiation strategy and ability to offer affordable handsets and accessories to our customers. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our failure to further develop and sustain our distribution network as well as the reduction, consolidation or acquisition of independent dealers may lead to a decrease in our subscriber growth rate, market share and revenues."

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

        In 2016, we continued the development of our owned monobrand retail network by increasing a number of points-of-sale. MTS proved the significantly growth of points-of-sale as compared to main competitors. Thus, MTS is the largest retail network of the mobile operator in Russian Federation. As of December 31, 2016, we operated 6,174 points- of-sale, including 1,839 franchise points-of-sale and 4,335 points-of-sale owned by us.

        For newly acquired mobile subscribers in Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive during six- to 12-month period from the date a subscriber is activated by a dealer. In addition, we have established caps, or a maximum commission amount payable to our dealers. The dealer commissions in Russia currently range between RUB 80 and RUB 1,760 per subscription.

        In Ukraine, we link dealer commissions to the tariff package sold, category of subscriber, subscriber revenue, the duration of a subscriber being active, city of subscription and sales channel. We have different commission structures based on whether the subscriber is Prepaid or Postpaid. For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed or monthly payments based on the revenue generated from the subscriber. The dealer commissions in Ukraine for Postpaid tariffs consist of one-time commissions of 89 RUB to 107 RUB, that depends on the region of activation and we are entitled to retain the full commission amount if the subscriber stops using our services within five months following the month of activation. In addition, we may also pay monthly commission in an amount ranging from 30% to 36% of the revenues generated by the subscriber for a period from 6 to 12 months depending on the region of activation and dealer's plan achievement. We also pay monthly dealer commissions of 223 RUB for high quality, long-term subscribers, as well as a monthly amount of between 7,808 RUB and 111,539 RUB to exclusive dealers who sell exclusively MTS Ukraine products and services. Prepaid tariff commissions for activation of a subscriber are linked to the territory where a dealer operates. The period during which we pay a dealer commission depends on our market share in that territory and may vary from 4 to 8 months, and equals to the amount of 50% of the subscriber's monthly invoice.

        We believe that our method for paying commissions provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last years due to increased business activity, declining prices due to intensified competition among wireless communications providers and growth of new emerging consumers of telecom services such as IoT. As of December 31, 2016, overall wireless penetration in Russia was approximately 174.3%, or approximately 256 million subscribers, according to our estimates.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2014	2015	2016
Subscribers(1)	240.3	251.9	255.6
Subscriber penetration	168%	176%	179%

According to our estimates

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        The primary mobile providers in Russia include us, MegaFon and VimpelCom, each of which has effective national coverage in Russia. Competition is based on network coverage and quality, the level of customer service provided, roaming and international tariffs, local tariff prices and the range of services offered. For a description of the risks we face from increasing competition, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2014, 2015 and 2016:

	As of December 31,
Operator	2014	2015	2016
	(amounts in millions)
MTS	74.6	77.3	80.0
MegaFon	69.7	74.8	75.6
Vimpelcom	57.2	59.8	58.3
T2 RTK Holding (Tele2+Rostelecom)	35.1	37.3	39.0
Others	3.7	2.7	2.7

According to our estimates

        MegaFon.    MegaFon, which operates GSM 900/1800, UMTS (3G) and LTE (4G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. According to our estimates, MegaFon had a subscriber base of approximately 75.6 million subscribers in Russia, which represented a 30% market share as of December 31, 2016.

        VimpelCom.    In addition to MegaFon, we also compete with VimpelCom, which is the third largest GSM 900/1800/UMTS (3G)/LTE (4G) wireless operator in Russia in terms of subscribers.

        According to our estimates, VimpelCom had a subscriber base of approximately 58.3 million in Russia at December 31, 2016. At December 31, 2016, VimpelCom had a 23% market share of total wireless subscribers in Russia.

        T2 RTK Holding.    In February 2014, Tele2 and Rostelecom announced a merger which created a new federal wireless provider. The license portfolio of the new company covers all Russia which effectively permits the roll out of federal-scale networks. Although the operator lacks GSM 900/1800 or 2G frequencies in Moscow and Moscow region, the operator possesses sufficient frequencies to roll out 3G and 4G networks in each federal region, including Moscow. By the end of 2016, the number of regions penetrated by combined operator exceeded 65. According to our estimates, Tele2 had a subscriber base of approximately 39.6 million in Russia and 15% market share as at December 31, 2016.

        The most important event for operator was the launch of 3G/4G network in Moscow region in October 2015. The operator's services are now available on the territory where 97% of Moscow Region residents live. In 2016, Tele2 have actively rolled out 3G and 4G networks, launched new tariffs, options and services which enabled to provide customers with services similar to those of the market leaders.

        Other Operators.    The number of subscribers of other operators is about 2.4 million customers as of December 31, 2016.

The Ukrainian wireless telecommunications market:

        The history of mobile communications in Ukraine began in 1993. The first company in the mobile market of Ukraine was UMC (Ukrainian Mobile Communication), afterwards it became MTS Ukraine. In 1997, the mobile operator Kyivstar launched services under GSM 900/1800 standard. While Astelit, another GSM 900/1800 standard operator and joint venture between Turkcell İletişim Hizmetleri A.Ş. and local Ukrainian shareholders, began operations in 2005. The two largest wireless telecommunications providers in Ukraine (in terms of subscribers) are MTS Ukraine and Kyivstar sharing 81.0% of the market, with 36.0% and 45.0%, respectively, as of December 31, 2016, according to official financial and operational reports of operators.

        In Ukraine, we compete primarily with Kyivstar, which provides services to approximately 26.1 million subscribers as of December 31, 2016. Kyivstar offers wireless services using GSM 900/1800 and UMTS technologies under the "Kyivstar" brand and fixed line services by the fiber-to-the-building technology ("FTTB") under the brand "Kyivstar Home Internet." Astelit offers services in GSM 900/1800 and UMTS standards under the "lifecell" brand.

        In August 2016 MTS Ukraine has launched new Prepaid tariff plans under Vodafone brand with greater volumes than before: "Vodafone Red XS," "Vodafone Red S," "Vodafone Red M," "Vodafone Red L" that operate throughout Ukraine and vary in value of included services and monthly fees. Moreover, there is a new voice only tariff plan "Vodafone Light+." Also, there are new tariffs for Internet of Things "Vodafone IoT." They are represented by 6 tariff plans: "Vodafone IoT M," "Vodafone IoT L," "Vodafone IoT 3G S," "Vodafone IoT 3G M," "Vodafone IoT 3G L," "Vodafone IoT 3G XL." Moreover, there are new "Vodafone Red S+," "Vodafone Red M+" and "Vodafone Red L+" — special tariff plans that are proposed for subscribers, who buy smartphones under Vodafone brand.

        In 2016 MTS Ukraine has launched new unique services—Vodafone TV, Vodafone Books and Vodafone Music.

        In April 2016 Kyivstar has launched new Prepaid tariff plans. There are voice only tariff plans: "Talks," "Talks +" and Voice and Data tariff plans: "Online," "Online +," "Online Extra," In November 2016 Kyivstar has launched new tariff "All together" for mobile network, home Internet and TV.

        In January 2016 there was a rebranding of Astelit: Life:) became Lifecell. In November, 2016 Lifecell has launched new tariff plan "3G+ Freedom." It is the first flat-rate tariff in Ukraine.

        Despite the ongoing economic crisis as well as complex and unpredictable situation in the eastern Ukraine, our subscriber base increased in 2016 by 0.43 million subscribers. Our average price per minute (APPM) increased by 1% RUB (increased by 9% UAH) YoY in 2016. ARPU increased by 2.6% RUB (increased by 9.8% UAH) and MOU increased by 2% YoY (using the official average monthly rate, refined approach to the calculation of the average annual subscriber base).

        Overall wireless penetration in Ukraine in Q4 2016 decreased to 131.8%, or approximately 56.1 million subscribers, as compared to 132.0%, or approximately 56.4 million subscribers, in Q4 2015, according to our estimates.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS Ukraine and our competitors in Ukraine:

	As of December 31,
Operator(1)	2014	2015	2016
	(amounts in millions)
Kyivstar	26.2	25.4	26.1
MTS Ukraine	20.2	20.4	20.9
Astelit	10.3	10.6	9.2

(1)
Number of three-month active subscribers.

Source: Subscriber information based on operators' official financial and operational reports, taking into account the number of three-month active subscribers.

The Armenian wireless telecommunications market

        As of December 31, 2016, overall wireless penetration in Armenia is estimated around 119%, or about 3.55 million active subscribers, according to 2016 published Socio-Demographic Data in Armenia (about 2.99 million population) and estimated number of subscribers of the competitors.

        The following table illustrates number of active subscribers and the coverage area of VivaCell-MTS and competitors—ArmenTel and Ucom, as of indicated dates.

	As of December 31,
Operator	2015	2016	Coverage Area
	(amounts in thousands)
VivaCell-MTS	2,115.14	2,092.36	Nationwide
ArmenTel (Vimpelcom)	843.95	881.18	Nationwide
Ucom	636.37	588.89	Nationwide

Sources: https://beeline.am; https://www.ucom.am; http://mts.am

        As of December 31, 2016, VivaCell-MTS reported total 2.09 million 3-month active subscriber base, reflecting decrease of 1.08%, y-o-y. Market share from 3-month active subscriber base was approximately 59%.

The Turkmenistan wireless telecommunications market

        As of December 31, 2016, overall wireless penetration in Turkmenistan was approximately 100.4%, or approximately 5.5 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Turkmenistan and our competitors in Turkmenistan:

	As of December 31,
Operator	2015	2016	Coverage Area
	(amounts in millions)
MTS-Turkmenistan	1.6	1.7	Nationwide
Altyn Asyr	3.8	3.8	Nationwide

Source: Subscriber information based on our estimates.

        MTS-Turkmenistan offers wireless services using GSM 900, GSM 1800, and UMTS 2100 technologies. As of December 31, 2016, MTS-Turkmenistan had approximately 1.7 million subscribers and a 30.3% market share according to our estimates. In Turkmenistan, we compete with Altyn Asyr, a state-owned cellular operator which launched an LTE network in September, 2013 and was the only GSM/UMTS operator from December 21, 2010 till August 30, 2012.

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

	As of December 31,
	2014	2015	2016
Russia
Prepaid	67%	55%	49%
Contract and corporate	33%	45%	51%
Ukraine
Prepaid	91%	91%	91%
Other	9%	9%	9%

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

Tariff Plans in Russia

        Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are designed to be simple and appeal to particular segments of the market taking into account such factors as customer needs and consumption levels. Our tariff plans are currently divided into five categories — "Prepaid," "Smart," "Unlimited," "Data" and "Corporate" — with each category designed to target specific segments as follows:

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

  •
  Smart:  "Smart" is the family of integrated voice and data tariff plans for customers with active mobile data usage. "Smart" has a monthly fee for a bundle of all-net minutes and Internet. On-net calls above the bundle are free. Versions of "Smart" ("Smart mini," "Smart," "Smart Bezlimitische," "Smart+" and "Smart Top") differ by amount of minutes and megabytes included in the bundle and the corresponding monthly fee.

  •
  Unlimited:  "Unlimited" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from RUB 2,711.9 and those using a federal number pay from 2,288.1 per month. The "Ultra" tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, 20 gigabytes of mobile Internet access and 5000 SMS messages within the network.

  •
  Data:  For active users of mobile Internet devices (e.g., USB-modems, 3G and 4G capable devices) we offer a set of options on "MTS Connect" tariff plan.

  •
  Corporate:  We offer different tariff plans in each region targeted to meet the demands of our corporate clients, each plan allowing them to optimize their communication expenses in accordance with their individual consumption patterns. These plans feature specialized customer care, payment through our credit system and volume and tenure discounts. In addition, we provide customized pricing offers and technical solutions to our biggest clients.

        Our tariffs vary from plan to plan. The description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2016, the per-minute tariff for local calls within the MTS network varied from zero per minute to RUB 2.54 per minute. Different rates apply to local calls to other networks and vary from RUB 0.72 per minute to RUB 3.39 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from RUB 0.85 per minute for calls to the CIS to RUB 59.32 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

Tariff Plans in Ukraine

        We offer unified tariffs throughout Ukraine with special conditions and segmented tariff plans that focus on the differentiation of subscribers' needs in the various market segments under brands MTS Ukraine and Vodafone. Our tariffs in Ukraine are oriented towards the following three main segments: (i) Postpaid Business, (ii) Postpaid Private and (iii) Prepaid

        MTS Ukraine has the following Postpaid tariff plans:

  •
  Postpaid Business, under Vodafone brand:  Propositions for corporate clients "Vodafone Red Business" operate throughout Ukraine and offer all services in accordance with the "worry free" principles. Vodafone offers wide range of tariff plans for corporate clients to meet all their business needs: "Red Business VIP," "Red Business XXL," "Red Business XL," "Red Business L+," "Red Business L," "Red Business M," "Red Business S," "Red Business XS." All tariffs (excl. "Red Business XS") offer all-in-one services: unlimited calls within corporation, Vodafone Ukraine and MTS Ukraine customers; GB of mobile EDGE/3G internet and unlimited traffic for social networks; bundled minutes for calls and SMS/MMS to other networks in Ukraine and other 62 countries of the world. Also subscribers can use the same volume of the services in roaming as well as in Ukraine, when they have activated "Roam like home" service for an additional fee for 30 days. Moreover, there are new tariffs for Internet of Things "Vodafone IoT." They are represented by 6 tariff plans: "Vodafone IoT M," "Vodafone IoT L," "Vodafone IoT 3G S," "Vodafone IoT 3G M," "Vodafone IoT 3G L," "Vodafone IoT 3G XL." All tariffs offer mobile EDGE/3G Internet, CSD and SMS/MMS to other networks in Ukraine and 62 countries of the world. There is an opportunity to activate "Roam like home" service for 30 days, which gives profitable conditions in roaming for additional fee.

  •
  Postpaid Business, under MTS Ukraine brand:  A set of Postpaid Business corporate tariff plans "Smart Office," which have unlimited calls within the network and bundle of mobile internet, bundled minutes of calls and SMS to other mobile operators, special prices for international calls, no connection fees and per minute charging intervals. MTS Ukraine offers a unique product "ULTRA" for the top management that has unlimited calls and SMS in the network, bundle of mobile internet and special prices for international calls and roaming. We also have a special tariff plans for the machine-to-machine (M2M) segment "Telematika," "Navigator," "Monitor," which combine service packages for M2M-cards, personalized service, special tariffs for data roaming, special heavy duty SIM cards and consulting support services.

  •
  Postpaid Private under Vodafone brand:  Mass-market proposition "Vodafone Red XL" and CRM PoP tariffs "Vodafone Red S," "Vodafone Red Light" (for individual proposal only) operate throughout Ukraine. They offer all-in-one services in accordance with the "worry free" principles and are suitable for active voice and data users. Also there are "Vodafone Red S+," "Vodafone Red M+" and "Vodafone Red L+" - special tariff plans that are proposed for subscribers, who buy smartphones under Vodafone brand.

  •
  Postpaid Private under MTS Ukraine brand:  A set of Postpaid Private tariff plans designed for mass-market subscribers "Simply Super Contract," "Smartphone 3G Contract" and "Tablet 3G." We also offer special Postpaid tariffs and privileges that are available only to customers migrating from Prepaid tariff plans. The main advantages of Postpaid over Prepaid include the customer's ability to obtain all services on credit, more convenient roaming and customer service.

        MTS Ukraine has the following Prepaid tariff plans:

  •
  Tariffs under Vodafone brand:  There is a set of Prepaid tariff plans designed for mass-market subscribers. At the first part of the year they were represented by 3 tariffs: "Vodafone Red S 2015," "Vodafone Red M 2015" and "Vodafone Red L 2015" that operate throughout Ukraine and vary in value of included services and monthly fees. Since August 1, 2016 there are new tariff plans with greater volumes of services: "Vodafone Red XS," "Vodafone Red S," "Vodafone Red M," "Vodafone Red L" All this services are fully available also in roaming at most popular European countries with special roaming service for 7 days — "Roam like home." Moreover, there is a voice oriented Pay-Per-Use tariff "Light" with unlimited calls within the network. There is also a new Pay Per Month tariff "Light +" with unlimited calls within the network, bundled 15 minutes to any other Ukrainian networks and 100 MB 3G Internet.

  •
  Tariff under MTS Ukraine brand:  The flagship tariff plan "Smartphone 3G" is specially designed to appeal to both voice and data oriented middle income customers that are mostly young people using smartphones. We also offer data only tariff plan "Tablet 3G" which is targeted directly at the users of tablet devices, has Pay-Per-Use charging and offers Nano/Mini/Micro universal SIM card free of charge for any devices. Moreover, there are voice oriented Pay-Per-Use tariffs with special conditions designed to attract mainly mass-market subscribers. The "Simply Super" tariff line offers a set of services on a Pay-Per-Use (PPU) basis without fixed daily payments, it is daily limited in net minutes' package and without daily limited Mobile internet.

        As of December 31, 2016, the standard per minute tariff for calls to mobile network operators in Ukraine varied from RUB 1,12 per minute to RUB 3,35 per minute. Tariffs for calls to fixed lines in Ukraine varied from RUB 1,12 per minute to RUB 3,35 per minute. The standard per minute tariff for calls within the MTS Ukraine network ranged from RUB nil per minute with limitations in minutes per day or month to RUB 2,23 per minute. International tariffs ranged from RUB nil per minute for calls to some countries in tariffs under Vodafone brand within bundled minutes in Vodafone Red tariffs to RUB 290 per minute in standard international tariffs for satellites. All tariffs for MTS Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to Russian rubles using the official exchange rate of 0.448273 hryvnias per RUB 1 as of December 31, 2016.

Customer Payments and Billing

        We enroll new prepaid subscribers in an advance payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2016, 82% of our consolidated subscriber base was enrolled in the advance payment program and 18% used a credit based system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2016, subscribers using the credit system of payment had credit limits of up to RUB 68.38 million for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty customers.

        We provide "in full confidence" service, which allows our Prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. As of December 31, 2016, subscribers using the "in full confidence" service had a maximum credit limit of RUB 28.7 thousands. Customer service representatives can set individual credit limits for subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similar to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

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

        In Ukraine, our Postpaid corporate and high-end subscribers receive an invoice which must be paid by a specified date. If the subscriber fails to pay, we block the phone number until the balance is settled. Our contract subscribers, who make an advance payment, are able to continue using our services once they reach a zero balance or until their accounts reach the credit limit specified in their service agreements. When the limit for such a subscriber is reached, we suspend our services until the balance is settled. We determine account terms and credit limits for each subscriber based on the subscriber's account age, payment history and tariff plan.

        In Ukraine we provide services to our Prepaid customers for as long as the balance on their accounts remains above zero and/or the tariff plans allow to use free-of-charge services without having the positive balance on the account.

        In Ukraine we offer our subscribers various ways to pay for our services, including cash or card payment at the cash desk of the bank, through the recharge terminals, bank transfer from the current account (for legal entities), via internet and payment card of fixed nominal value

  Customer Service

        In order to attract and retain customers, we must ensure a high level of service at all points of customer assistance, care and billing. In each region where we operate, we have contact centers that provide customer service 24 hours a day, seven days a week. Contact centers provide different services to our clients through various channels (telephone, email, chat). Customer service representatives respond to various issues such as phone lock due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A particular group of customer service representatives handles customer complaints and helps those who want to change their service terms. We use automatic systems and independent analysis for monitoring availability and customer satisfaction level of service in our contact centers regularly. We conduct outbound campaigns with the assistance of our employees in the outbound contact center and the laboratory of the customer relationship management inasmuch as we need to improve customer loyalty and promote our services.

        In 2016, a new channel for supporting our customers started — online chat on a web-site in several regions of the Russian Federation (except Moscow and St. Petersburg). "Marketing IVR" service was reformed within MTS Russian Federation for all customers. When calling the Contact Centre, customers are invited to take advantage of offers of the company which correspond to their needs with respect to the consumption of data traffic and other services.

        In November 2016, we started outsourcing call-center agents for the 1st line support for landline business customer, which will decrease our costs for the 1st line by 30%.

        In 2016, a back-office group for claims service was centralized at one site. The number of agents has decreased by 30%. Procedures for these types of services were changed and decreased the average time of processing claims in 40%.

        In 2016, we launched a new mobile application for Android and iOS. The application allows mobile customers to manage their services directly from their smartphones.

        The total number of customer complaints relating to technical failures within the network decreased by 8% year-on-year due to increased efficiency relating to handling of such failures, automation systems for monitoring customer complaints in the CRM and other measures. Currently, if there is a technical failure causing a decrease in the quality of services, MTS necessarily informs customers about such failures via SMS, thereby eliminating the application of a customer with the same problem.

        In April 2017, we plan to lunch new services based on speech recognition for our clients in IVR, a pilot project showed an ability to reduce the number of calls into the contact center and increase the percentage of customers who have their problems solved up 10%.

        In 2017, we plan to launch chat in mobile application, chat-bot system, which will solve customer questions without call-center agents.

        In Ukraine we made the customer assistance process more personalized by anticipating customer needs. We have enhanced the quality of our customer service as a result of the complete integration of our IVRs and billing. We have improved IVRs menu that enhance its utility. We continued to work on the improvement and expansion of self-service channels for subscribers. As part of online "self-service" we continued developing "self-care" functions through the web and IVRs (which provide, among other things, details of the subscriber's account, tariff plan specifications, amounts charged on credit cards, management of on-line service and charge details for contract subscribers). We also developed special services, such as shortened phone numbers, for broadband users and premium customers who require assistance. We increased the number of services available to our customers in contact centers. We have a mobile version of the Internet Helper for smartphones. In 2013, we launched a new mobile application for Android OS. The application allows users to manage their account directly from their smartphones.

        In 2016, we continued to develop operational CRM system. As a part of this process we have migrated from local network for contact center to cloud technologies. We started user friendly customer service (without strong standards) in contact center, whereby we were awarded with a Gold Medal for Best Customer Service in the ContactCenterWorld—The Global Association for Contact Center & Customer Services. We have also launched gifts for waiting at IVR before connection with contact center representative. Start of operation under Vodafone brand caused great impact for customer service from 4th quarter of 2015 and will continue to have an even greater influence later.

        In 2016, the mobile application for Android OS and iOS was developed, final completions of internal systems are carrying out. We performed equipment procurements within the New Contact Center project for Genesys platform implementation, which responds to all modern requirements in customer care. Also we paid the considerable attention to the solution of customer questions from the first contact in the most short time. The solution of requests from the first contact grew from 76% to 82%, and more than 81% customers complaints are solved in 24 hours. The Interactive Voice Response system was updated according to needs of customers and now more than 71% of customers are solve their questions via the IVR. Internet requests servicing was provided not only in Facebook official group and web site, but also was expanded on all space of social media (Facebook, Vkontakte, Forums, Internet editions etc.).

        In 2017, we plan to focus on the customer loyalty and process automation. For that, we will launch mobile app, operational CRM (Customer Relationship Management) and non-voice servicing channels within the New Contact Center project. We will continue to simplify servicing processes, implement omnichannel customer service and reduce complaints handling period.

Network Infrastructure—Technology Strategy

        Our technology strategy is formed in accordance with overall company's business strategy and intended to support the existing business operations, as well as to introduce new technologies allowing to launch new services in the future. Our technology strategy considers world technology trends in telecommunications.

        The main focus of the technology strategy is Radio Access Network development by deploying LTE networks in all available bands and by transferring fast growing user data traffic from 2G and 3G networks to LTE through different technological and marketing techniques. LTE deployment nowadays mainly utilizes 1800 MHz (76% of LTE rollout was LTE 1800 in 2016). We are planning to utilize all available frequency bands for LTE by 2020, including LTE 2600 TDD spectrum (Band 38 3GPP) which became available after winning the government auction in 2016.

        Our technology strategy implies consistent innovative technologies introduction to reach high level of network effectiveness: SON (Self Organizing Network) introduction in Moscow finished in 2016, SON tests for rest of Russia has started; end to end configuration management system (E2E CM) has launched for RAN, Core and Transport networks in 2016; Big Data driven projects for radio network planning has started in 2016, products will be launched in 2017.

        We are looking forward to deploy IoT and 5G networks in future therefore we started testing IoT and 5G solutions in common with key infrastructure vendors in 2016 for better understanding key requirements and needs for following deployment.

Network Infrastructure—Site Construction and Sharing

        In October 2014 MTS and VimpelCom has signed a contract about shared LTE networks deployment and operation. According to this contract one shared LTE network should be deployed for servicing subscribers of both companies.

        During 2015 and 2016 scope of the projects has expanded: shared networks are deployed in 43 of 85 regions of Russia.

        By the end of 2016 MTS had 2,429 LTE base stations shared with VimpelCom in 20 regions and VimpelCom had 1602 LTE base stations shared with MTS in other 20 regions of Russia. Total amount of shared infrastructure nodes is 4,031 base stations servicing in 1800 MHz and 2600 MHz bands.

        In addition to network deployment investments and operational costs savings target architecture of the Site Sharing project includes frequency resources shared usage: by the end of 2016 networks in two regions of Russia run in shared 2600 band spectrum usage mode (MOCN concept). The area of MOCN implementation will be expanded in 2017 and 2018 and 1800 MHz band will be shared as well in addition to 2600 MHz band. We are planning to add LTE TDD networks (3GPP Band 38) to a Project scope starting from 2018.

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

        We have different amounts of spectrum in the 900 MHz band for GSM 900 and UMTS networks and in the 1800 MHz band for GSM 1800 and LTE networks in almost every region of the Russian Federation.

        We have been allocated frequencies 1950-1965 MHz, 2010-2015 MHz and 2140-2155 MHz in the UMTS core frequency bands spanning 2×15 MHz (for FDD mode) and 5 MHz (for TDD mode) for UMTS network deployment for the entire territory of the Russian Federation.

        We have been allocated frequency bands 2540-2550 MHz and 2660-2670 MHz spanning 2 × 10 MHz and frequency bands 798. 5-806 MHz and 839.5-847 MHz spanning 2 × 7.5 MHz for LTE FDD network deployment for the entire territory of the Russian Federation. In addition, we have been allocated frequency band 2595-2620 MHz spanning 25 MHz for LTE TDD network deployment for the entire territory of the Russian Federation.

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 2 × 4.4 MHz of spectrum in Chernigov region to 2 × 5.8 MHz in the Nikolaev, Lugansk, Chernovtsy and Kirovograd regions and in Kiev. We also have been allocated frequencies spanning from 2 × 20.0 MHz in the Kiev region to 2 × 26.6 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. In addition, we have been allocated frequencies spanning from 453.35-457.1 MHz and 463.35-467.1 MHz in the CDMA-450 core frequency and bands spanning 3 × 1.25 MHz for CDMA-450 network deployment for the entire territory of the Ukraine. In 2015, we were allocated frequencies1950-1965 MHz and 2140-2155 MHz for UMTS network deployment for the entire territory of Ukraine.

        We believe that we have been allocated adequate spectrum in each of our license areas.

Network Infrastructure—Virtual Infrastructure

        In 2016 VMware solution was chosen as a strategic platform for NFV (Network function virtualization) services deployment for all products in MTS Group.

        The following projects have been launched in 2016:

  •
  IMS (IP Multimedia Subsystem) for 5G on NFV platform;

  •
  Virtual SMSC (SMS Center), deployment has finished; and

  •
  Network nodes monitoring and control system virtualization.

        IaaS (Infrastructure as a Service) pilot projects were executed in 2016, commercial servicing will be started in 2017.

        A new multi-purpose module data-center construction has started in Nizhny Novgorod for future deployment of virtual platforms for telecommunication services and cloud services as well.

Network Infrastructure—Energy Infrastructure

        The main target in Energy Infrastructure is to decrease operational costs for electric energy.

        According to legislative acts of Russian Federation electric energy payment categories were introduced in 2012. This payment category can be chosen by a consumer in a case of introduction electric energy accounting system, which allows hourly monitoring of electric energy usage and reporting to energy company with accepted procedure.

        Considering these conditions MTS has decided to deploy Electric Energy Accounting Automatic System (EEAAS). This trial projects of different EEAAS solutions were executed in different regions of Russia (Moscow, Nizhny Novgorod, Vologda, Saint Petersburg, Novosibirsk, Ekaterinburg and Republic of Karelia) in 2014-2015.

        EEAAS deployment projects was accepted in 2016 based on the analysis of those trials and system implementation started in 2016.

        Introduction of the EEAAS will allow us to:

  •
  Reduce electricity payments and thus reduce operational costs;

  •
  Increase level of precise accounting;

  •
  Implement energy usage management and control; track energy usage dynamics site by site.

        Execution of this project results in decreasing electric energy payments: economy reached 21% in 2016 in regions where EEAAS solution has been deployed. We are planning to deploy EEAAS isolutions in all regions of Russia.

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

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of the majority of these agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800, UMTS 2100 and UMTS 900 base stations at some of the same sites. In 2016, we continued to rollout LTE network and started the large-scale development of LTE1800 network, the latter amounted to 78.1% of the newly installed LTE base stations.

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

        To provide high quality service to our subscribers in Russia, we have a global network operation center ("GNOC") in Krasnodar. The GNOC experts have the technical ability to monitor network problems and unusual situations online in 60 regional branches of MTS in Russia including the region "Moscow" around the clock. Our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

        The GNOC in Krasnodar allows us to centralize such functions as monitoring and controlling of equipment, network planning and optimization, and also helps to solve incidents related to service interruptions. The GNOC strengthens our network's reliability and safety, as well as creates the necessary conditions to launch and implement new technologies and network standards.

        We also have local operation and maintenance center in Voronezh which takes the form of outsourcing partnership with Nokia Solutions and Networks and is used for network monitoring in the 16 regional branches which had been included in macro-region "Center" before July 2016.

        In November 2015, a Global Fixed Network Operation Center ("GFNOC") was launched in Nizhny Novgorod, thus completing the centralization process of the MTS mobile and fixed network management. The GFNOC combined functions of monitoring and controlling the equipment in all 153 cities of Russia where MTS offers broadband Internet access, TV and fixed line telephony services. For the subscribers connected to these services the GFNOC acts as a single entry point for technical support. Under the GFNOC project a centralized unit was also set up which is responsible for the quality of the services provided to corporate customers with bundled packages of mobile and fixed communications.

        With the Global Fixed Network Operation Center deployed, we put together all resources for management of the quality of provided mobile and fixed line voice services, data transmission via mobile and fixed networks, leased dedicated digital circuits and VPN channels and digital TV.

        In 2016, we also opened satellite TV operation and maintenance center in Moscow, which is used for monitoring head-end station and satellite TV services.

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

        Cellular operators must interconnect with fixed zonal, wireless, long distance and international telephone operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. Cellular and fixed line operators must also obtain telephone numbering capacity to allocate to their subscribers. There are two categories of telephone numbers: "federal" 11-digit numbers (non-geographical numbering plan for cellular operators) and "local" seven-digit numbers (geographical numbering plan for fixed-line operators which can also be used as additional numbering capacity for mobile operators). In Moscow, both "federal" and "local" numbers have been used in the 11-digit format since the beginning of 2011. We have entered into various agreements for the provision of local telephone numbering capacity with several local telecommunications operators in Moscow and in other regions of Russia and in Ukraine. We have also built our own local networks in certain cities within Russia (including Moscow) to provide local telephone numbering capacity to our subscribers. Federal telephone numbering capacity is allocated by the government and we provide interconnect services to other operators in all regions of Russia. Our fixed line zonal and local networks in Russia are interconnected with other operators. Zonal/local interconnect typically entails payment of a one-time connection fee per point of interconnect (E1) and a usage charge based on minutes of traffic. Operators with a Substantial Market Power may also charge a guarantee monthly usage fee in case traffic is less than 30 kmin per E1.

        The Ministry of Communications and Mass Media has allocated special numbering codes for federal 11-digit telephone numbers on a non-geographical basis to all the cellular operators. We believe that sufficient numbering capacity has been allocated to us for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of local 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow's "495" code and the Moscow region's "496" code have already reached numbering capacity limits. As a result, the new "499" code was introduced in order to increase the Moscow numbering capacity, the

"498" code was introduced to increase Moscow region numbering capacity and since 2011 "local" numbers have been used in Moscow in 11-digit format.

        To meet subscriber's demand and provide for an adequate inventory of numbering capacity, we previously entered into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2016, we had numbering capacity (federal and local) for approximately 34.26 million subscribers in the Moscow license area.

        To provide our subscribers in Russia with DLD/ILD services, we have interconnect agreements with national operators Rostelecom, MTT (an affiliate of Sistema until March 18, 2009), VimpelCom and other national transit operators. We have also built and operate our own DLD/ILD network, which allows us to interconnect directly to foreign operators and thereby decrease our interconnect costs. Most interconnect fees for connecting users of other operators' fixed line and wireless networks to our network are based on a one-time connection fee and usage by minute which varies depending on the destination called.

        Russian legislation provides that fixed line operators with a substantial market power cannot refuse to provide interconnect or discriminate against one operator in relation to another, and the interconnect rates of operators with a Substantial Market Power are regulated by the government. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues and margins."

        Interconnect and traffic transit between the networks of mobile operators in Russia occurs through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities or through our own DLD/ILD network. For domestic long distance traffic transit we use our DLD/ILD network and networks of different national operators, including among others: MTT, Rostelecom and VimpelCom. For ILD traffic transit we primarily use our DLD/ILD network which is interconnected with 40 international carriers. We also have an interconnect between the DLD/ILD MTS network and the ILD networks of our subsidiaries, MTS Ukraine and K-Telecom, in order to provide transit for international traffic.

        In Ukraine, mobile operators are allocated numbering capacity by the NCCIR (National Commission for the State Regulation of Communications and Informatization). We believe that sufficient numbering capacity has been allocated to us in Ukraine for the development of our mobile network. We also believe that we have been allocated sufficient fixed line numbering capacity with respect to the cities in which we are developing our fixed line networks.

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

        From 2009, RTC, our wholly-owned subsidiary, started handling all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Sony, Microsoft, Samsung, HTC, Alcatel, Fly, Philips, Huawei, ZTE and others to purchase handsets. In 2015, we continued our cooperation with A-brand smartphone vendors. We also offer an array of mobile telephone accessories. Since 2009 we have been successfully selling MTS branded phones and since 2015 our main focus of MTS branded devices are LTE smartphones.

Fixed Line Services

        We offer fixed line communications services in over 185 cities across Russia, covering a population of over 53 million people.

        Our Moscow fixed line operations incompass communications services provided through incumbent operator MGTS. Through MGTS, we own "last mile" access to approximately 3.9 million households in Moscow, excluding territory of New Moscow, representing approximately 95% of the overall number of households according to our estimates. MGTS provides regulated and unregulated services, including:

  •
  local and zonal telephony services at tariffs regulated by the Russian government;

  •
  DLD/ILD voice telephony through licensed operators;

  •
  MVNO mobile telephony and Internet;

  •
  Internet services;

  •
  pay-TV services;

  •
  video-surveillance;

  •
  alarm signaling;

  •
  interconnect and rent data channels to other operators;

  •
  rent of fixed line infrastructure; and

  •
  internet and data transmission services and numbering capacity to subscribers of other communications operators through agency agreements concluded with such operators.

        Our other fixed line operations include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. Based on TMT Consulting data, as of December 31, 2016, we are the largest operator in the Moscow residential broadband market in terms of subscribers, with a 32% market share. We also operate in Ukraine and Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels. For a list of the telecommunications licenses held by us, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Licenses."

Customers and Services Offered—Moscow Fixed Line Operations

        We provide fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

        As of December 31, 2016, MGTS had approximately 3,8 million active lines in service, a cable network of over 92,449 km, a fiber optic network of over 39,374 km and 2,250 payphones. Currently, MGTS has focused its efforts on the deployment of GPON, IP/MPLS technologies and an IMS core. The old SDH equipment is being removed which results in the decreased number of E1 streams, a reduction in the copper network and the respective extension of the fiber- optic network. MGTS also develops new services for IP TV, and MVNO as the convergent service for mobile and fixed telephony.

        The total installed capacity of the telephone network reached 3.7 million numbers on the TDM area (Time Division Multiplexing) and 5.18 million numbers on the IMS area (IP Multimedia Subsystem) as of December 31, 2016.

        Residential subscribers accounted for approximately 83% of MGTS' total lines, corporates for 9% and public sector subscribers for 8%, as of December 31, 2016.

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

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation. The Federal Antimonopoly Service of the Russian Federation regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Revenues from regulated services are accounted for approximately 49% of service operating revenues of our Moscow fixed line operations in 2016, 51% in 2015 and 54% in 2014. The percentage decline is connected with gradual growth of operating revenues from non-regulated services as a proportion of the overall operating revenues in 2016, 2015 and 2014. The Federal Antimonopoly Service of the Russian Federation sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Antimonopoly Service of the Russian Federation for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once or twice per year. The Federal Antimonopoly Service of the Russian Federation has permitted MGTS to increase its tariffs several times. MGTS also provides a number of unregulated services. According to Russian legislation, DLD/ILD services provided by licensed non-monopoly operators, data transmission services, value-added services and a number of other services are not subject to tariff regulation. Among others, MGTS provides the following unregulated services:

  •
  various value-added services, including call forwarding, call waiting, call holding, caller ID, provision of second direct inward dialing (DID) number;

  •
  Internet access for residential subscribers and corporates;

  •
  IP TV for B2C and B2B subscribers;

  •
  MVNO mobile telephony and Internet;

  •
  alarm signaling;

  •
  domestic maintenance services, including electric installation, sanitary engineering, cleaning, computer emergency, and consumer electronics installation;

  •
  video-surveillance; and

  •
  rent of space for telecommunications equipment of other operators connected to MGTS' network.

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

        The following table presents certain operating data for our Moscow fixed line operations as of and for the years ended December 31, 2015 and 2016.

Moscow fixed line operations	December 31, 2015	December 31, 2016
Installed telephone lines on TDM (000s)(1)	4,264	3,731
Installed telephone lines on IMS (000s)(1)	5,180	5,180
Residential
Number of subscribers (000s)	3,276	3,148
CPP traffic (millions of minutes)	722	526
ARPU (RUB)	443	466
Corporate(2)
Number of active lines (000s)	691	654
Number of subscribers (000s)	81	79
CPP traffic (millions of minutes)	455	369
ARPU (RUB)	11,817	11,559

(1)
Telephone lines on TDM and IMS can be installed at one household.

(2)
Includes state-owned enterprises and government agencies.

        MGTS' subscriber segments and the services provided to each subscriber segment are further described below.

Residential and corporate subscribers

        MGTS provides basic regulated voice services to residential and corporate subscribers using its PSTN facilities and copper or optical "last mile" access. Tariffs for these services are established by the Federal Antimonopoly Service of the Russian Federation.

        In addition to basic voice services, MGTS provides its residential and corporate subscribers with digital telecommunications services, Internet, IP TV, MVNO mobile telephony and Internet and VPN deployment services, rental of high-speed communication channels, intelligent voice and various other services.

        The following table illustrates MGTS' regulated tariff development in the period from March 1, 2013, to March 1, 2017:

MGTS Regulated Tariffs	March 1, 2013	March 1, 2014	March 1, 2015	March 1, 2016	March 1, 2017
Residential(1)
Line rental
RUB per month	205	205	205	205	205
Per minute tariff plan—local connection fee
RUB per minute	0.48	0.54	0.54	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	276	282	282	294	294
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	184	205	205	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.46	0.52	0.52	0.58	0.58
Corporate (non-governmental)(1)
Line rental (USD per month)
RUB per month	220	220	220	220	220
Per minute tariff plan—local connection fee
RUB per minute	0.48	0.54	0.54	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	385	391	391	416	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	184	205	205	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.46	0.52	0.52	0.58	0.58
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	215	215	215	215	215
Per minute tariff plan—local connection fee
RUB per minute	0.48	0.54	0.54	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	385	391	391	416	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	184	205	205	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.46	0.52	0.52	0.58	0.58

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

        The following table presents certain operating data for our other fixed line operations in Russia as of and for the years ended December 31, 2015 and 2016.

Other fixed line operations	December 31, 2015	December 31, 2016
Residential
Number of subscribers (000s)(1)	3,283	3,006
ARPU (RUB)	290	321
Corporate(2)
Number of subscribers (000s)	134	134
ARPU (RUB)	4,920	4,759

(1)
Subscribers to broadband Internet, pay-TV, Wi- Max, voice and other services.

(2)
Includes state-owned enterprises and government agencies.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2016, we had approximately 44,000 voice and 74,000 Internet corporate subscribers.

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

        In addition, we offer a wide range of Internet services to corporates, including broadband Internet access, VoIP, VPNs and data center services using the following technologies: (1) NGN (up to 10 Gbps), (2) GPON (up to 1 Gbps), (3) xDSL (up to 100 Mbps), (4) radio Ethernet (up to 300 Mbps), (5) MRR (up to 1 Gbps), (6) Wi-Fi (up to 150 Mbps), and (7) LTE (up to 100 Mbps). We also provide continuous flexibility to upgrade their network capacity to handle additional Internet services. For example, we often integrate data transmission and Internet services for our clients as they expand their operations and need to interconnect and exchange data with newly opened offices and/or branches.

        We also provide security services, such as Anti DDoS-protection and various AntiVirus solutions.

        We offer a broad range of Internet packages that vary in terms of data transfer speeds and pricing, with higher tariffs for faster uploading and downloading capabilities. Corporates with GPON broadband Internet packages generally experience data transfer speeds between 1 Mbps and 1 Gbps. In addition, we offer a premium broadband Internet service over our NGN in which subscribers enjoy data transfer speeds between 1 Mbps and 10 Gbps. The NGN provides subscribers with the benefit of the same uploading and downloading data transfer speeds, whereas Internet subscribers using an xDSL/GPON connection upload at speeds that are much slower than the one at which they can download.

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

        According to our estimates, together with MGTS, we had approximately 77% of the total active numbering capacity in Moscow as of December 31, 2016. We now have approximately 204 local fixed nodes in 62 regions of Russia, including Moscow, and 40 zonal fixed networks to provide telephony services to subscribers. Our integrated intercity/international network is interconnected to more than 60 international operators. As of December 31, 2016, we had total more than 1,680 interconnect agreements with national and international operators for interconnection of our networks, including fixed, mobile and Intercity/International networks.

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

        Internet Services.    We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2016, we had 9% market share in the Russian Federation together with Moscow where we had a 32% share, based on TMT Consulting data. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUB 300-RUB 1,600 per month in Moscow and a subscription fee of RUB 300-RUB 1,900 in other regions of Russia. We do not charge a connection fee in Moscow and in most of the Russian regions.

        Pay-TV.    We operate a TV service based on IPTV service over ADSL and GPON technologies in Moscow. In addition, we offer pay-TV services based on DVB-C (digital television via cable connection), analog cable transmission and MMDS (wireless cable) technologies in most of the regions in which we are present. Since November 2013, we connect our subscribers only to the TV with digital quality. Special auxiliary equipment (set-top box) allows pay-TV subscribers to access more than 170 channels of digital quality, including 40 channels of HD quality from a home television. International and Russian channels are included as part of the base services package.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee of RUB 100-RUB 1,341 per month in Moscow and a subscription fee of up to RUB 150-RUB 400 in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet and pay-TV services for RUB 400-RUB 1,700 per month in Moscow and RUB 450- RUB 2,100 in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay-TV channels being provided and level of competition in a particular region.

Sales and Marketing

Moscow fixed line operations

        In light of modernization and re-equipment of network to GPON technology, MGTS shifted its main focus to the growth of GPON-based services penetration and subscriber loyalty increase. To accomplish this task MGTS launched a number of convergent tariff packages with high-speed fixed and mobile internet, implemented the first own loyalty program and extended video surveillance services. In order to increase ARPU and retain subscribers MGTS introduced the contractual tariff, which includes Internet access and voice for 700 RUR and smartphone Samsung Galaxy J120 for 1 RUR per month. Besides the traditional telecom services MGTS has started the provision of household services, highlighting this area as a separate business.

        By the end of 2016, 1.7 million subscribers were transferred to GPON. In 2017, MGTS will continue its strategy of transformation into the multi-service operator, who provides traditional telecom and innovative Internet-based services

Other fixed line operations

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

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators in Moscow as of December 31, 2016:

MTS	12%
MGTS	11%
VimpelCom	20%
Akado	7%
Rostelecom	18%
Other	32%

Total	100%

Source: our estimates.

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        The following table sets forth the market shares of the primary fixed line operators for voice services in Russia as of December 31, 2016:

Company	Russia
MTS	14%
Rostelecom	69%
Other	17%
Total	100%

Source: TMT Consulting.

        As Moscow's only PSTN operator, MGTS faces limited competition in the market for residential local telephony services in Moscow. As of December 31, 2016, MGTS provided local voice telephony services for approximately 95% of all residential subscribers in Moscow, according to TMT Consulting.

        In the other voice services market, we generally compete based on the availability of bundled packages comprising broadband Internet access and pay-TV services, value-added services, network quality, installation time and customer service.

Internet

        According to TMT Consulting, as of December 31, 2016, broadband Internet penetration of households was 56% in Russia. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2016:

Company	Russia
MTS	9%
TTK	5%
VimpelCom	7%
Er-Telecom	10%
Rostelecom (including OJSC «National Cable Networks»)	37%
Other	32%
Total	100%

Source: TMT Consulting.

Pay-TV

        According to TMT Consulting, as of December 31, 2016, pay-TV penetration was 73% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2016:

Company	Russia
MTS (excluding Sputnikovoe TV)	7%
Rostelecom	23%
Tricolor TV	30%
Er-Telecom	7%
Orion Express	7%
Other	26%
Total	100%

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

Network Infrastructure

Network Infrastructure—Transmission Networks

Backbone and Internet Networks

        Mobile, fixed and inter-carrier aggregated traffic increased in 2016: downlink (towards uses) data throughput reached 1.9 Tbps (1.1 Tbps in 2015), uplink (from uses) data throughput reached 752 Gbps (500 Gbps in 2015).

        In 2016, we successfully trialed 400G technology with ECI Apollo on a line between Ekaterinburg and Novosibirsk (1500 km). Further deployment of this solution will allow us to increase effectiveness of a DWDM network usage without significant investments in the future. It also will allow to optimize network infrastructure, increase backbone network capacity if needed and reduce operational costs due to decreasing rent and electric energy costs.

        The size of MTS fiber-optic networks increased by 41,000 km in 2016 and reached 213,000 km at all due to deployment of the following lines: Vologda-Kostroma-Yaroslavl, Kaluga-Bryansk, Moscow-Tver-Rzhev-Vyazma, Bratsk-Irkutsk, Orsk-Magnitogorsk, North-Urals Ring (through Nadym-Nyagan-Severouralsk-Nizhny Tagil), Blagoveschensk-Novobureysky (reserve line for Blagoveschensk through China territory), Nizhny Kuranah-Olyokminsk-Lensk-Mirny. As a result of these developments, MTS nowadays owns the biggest backbone fiber-optic network among all "Big Three" operators.

        Additionally, in 2016 the following network upgrade and modernization projects were held:

  •
  Reserving existing Saint Petersburg—Helsinki line (FICIX) (100% reserve with 2 independent routes), this line handles data traffic to Europe and North America;

  •
  Modernization of Frankfurt on the Main (DE-CIX) and Amsterdam (AMS-IX) backbone nodes.

        In 2016, Backbone and Internet Network Competence Center was established in Novosibirsk, the main task of the Center is to control X-ring networks, which carry data traffic from the MBH equipment to PC Core of regions.

Convergent network

        According to deployment plans following projects were executed in 2016:

  •
  New MBH nodes were deployed: 1,872; replacement of obsoleted MBH equipment is ongoing.

  •
  Micro wave links were deployed: 2,966; according to transport network strategy evolution unlicensed in Russia E-band micro wave link was used for linking base stations (1 Gbps and above), E-band link share increased from 3.5% to 11.5% in 2016, E-band share among other technologies will rise in 2017. 10 Gbps E-band equipment trials were held in 2016, first network deployments are planned in 2017.

        We are negotiating launch of the shared network deployment and links interchange projects with other operators and has signed the memorandum of understanding with respect to the potential projects. Memorandum defines a list of directions (parts of fiber-optic communication links) which are mutually interesting for both participants. Summarized length of provided communication links is approximately equal on both sides.

        Management and monitoring systems virtualization is ongoing. Unified system for link facilities based on GE Small World solution in test mode launched in 2016. The start of a commercial operation is planned for 2017.

        As a part of evolution of IPBB (IP Backbone) network equipment modernization is ongoing. The projects assumes replacement Cisco 7600 nodes for ASR9000 nodes due to an end of a support of 7600 nodes.

        In 2017 we are planning to implement SDH networks dismantling projects and to transfer a data traffic to MBH and DWDM networks.

Satellite Network

        In accordance with MTS deployment strategy we aquired backbone and intra-regional networks for reducing satellite lines rent costs following terrestrial satellite communication stations networks were deployed:

  •
  Backbone satellite network for servicing Siberia and Far East areas that have no ground backbone links.

  •
  Intra-regional VSAT networks for base stations linking located in remote areas of 8 regions in Siberia and Far East. By the end of 2016 107 VSAT stations were deployed. Magadan oblast VSAT network is planned to be deployed.

Public Switching Telephone networks (PSTN)

        The network infrastructure we maintain in Moscow is substantially different to the infrastructures we use in the regions. In Moscow, primarily we have organically grown, while our regional development has largely been through the acquisition of companies with different business models and a focus on different services. As a result, the network infrastructures in the regions outside Moscow and the technologies used to support such infrastructures are different from the network infrastructure established in Moscow and which we currently own. Now telephone network in Moscow and Moscow region has a capacity of more than 1,000,000 telephone numbers.

        As of December 31, 2016, in Moscow and the Moscow region we have a wireless broadband network included 500 base and subscriber stations in the 5-6 GHz frequency band.

        All of our PSTN switching centers (TDM and Soft switch) are connected to a digital transport network, which uses SDH and IP technology. The network ensures connectivity with a digital equipment of PSTNs of other operators.

        The SDH network will be supported and operated as support to existing clients,but we also provide the moving traffic and clients from SDH/TDM technology to IP.

        The management of the transport network and digital PSTN is carried out remotely from network operation centers.

        For the provision of Internet access, IP-telephony and other services, we have our own IP network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

Russian regions

        As of December 31, 2016 we provided cable Internet access to about 9.1 million households and cable TV access to 9.73 million households. Among the access equipment used are Ethernet switches, IP DSLAM and Optical Receivers. We mainly use FTTB technology for Internet (8,4 million households) and CATV access, which can provide speeds up to 1 Gb/s per building and about 250 channels CATV (analog and digital). In 2011, we started to roll-out DVB-C technology for a cable TV service. Currently, we have digital TV service (DVB-C&DVB-S2) in 187 cities and localities with 2.1 million of subscribers. In 2014, we started to roll-out an advanced hybrid TV service (DVBC/DVB-S2/IPTV+IP/VOD, CatchUp). By December 2016, we launched Hybrid TV platform with a IPTV commercial service in Moscow and Moscow Region (MGTS), DVB-C/IP Hybrid commercial service in 30 regional cities and DVB-S2/IP Hybrid commercial service all over Russia. Total number of connected hybrid TV users is about 0.3 million. In 2015, we also completed "TV Everywhere" project, which provided integration between platforms of mobile and fixed cable TV in regions in terms of cross-functional tariff proposal. We plan to finalize roll-out of DVB-C/IP Hybrid solution with target up to 90 regional cities connected to the service and to launch first set of upgrades to the product including further extension of VoD and external interactive services together with different Internet partners (Platbox, Wikipedia etc.) in the second quarter of 2017. In 2017 we are also panning to continue natural OTT pilot project for fixed and mobile devices merging current services of mobile and fixed digital TV in one TV product and further development of Digital TV and Hybrid solutions with second set of commercial upgrades, 4K/HEVC launch, as well as extending set of services available on STBs by moving into application-oriented architecture of client SW using Android OS.

        In Moscow and regions as an Internet traffic supplier, we mainly use MTS own IP Backbone network described in the "transport network" section.

        The acquisition of Comstar provided us with an opportunity to use MTS fiber optic lines for fixed network development. Optical network construction in cities is carried out on the basis of fixed and mobile business needs. When we modernize and construct new networks, we deploy fixed and mobile equipment on the basis of "collocation" method

Principal suppliers

        Our principal suppliers are: NVision Group, subsidiary of the Group and integrator; Huawei, Iscratel, Oracle—PSTN switching equipment and SBC; Ericsson, Garmonica, Cisco Systems—equipment of Digital TV station; Irdeto, Verimatrix—CAS TV systems; Ericsson—Hybrid TV platform; Cisco Systems, Huawei, D-Link—FTTB core and access; Juniper Networks, Huawei, ECI Telecom, Tellabs and Alcatel Lucent for a transport network equipment.

        All of our equipment is supplied directly through authorized dealers

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

        Further, certain high-frequency equipment, a list of which was approved by Government Decree No. 539 dated October 12, 2004 (as amended), manufactured or used in the Russian Federation, requires special permission from the Federal Service for Supervision of Communications, Information Technologies and Mass Media. Failure to receive such certification could result in the mandatory cessation of the use of such equipment. In accordance to Government Decree No. 1252 dated November 27, 2014, the equipment can be shared by operators according to their agreement and certificate of the Federal Service for Supervision of Communications, Information Technologies and Mass Media. In accordance with the Federal Law No. 204 dated June 23, 2016, the radio frequency spectrum can be shared by operators according to their agreement. In the case of shared-use of the radio frequency spectrum for the provision of telecommunications services each operator should have proper telecommunications services license.

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

        In addition, companies which are found to have dominant position on relevant markets maybe subject to certain FAS restrictions in conducting their business, including in relation to pricing, acquisitions, geographical expansion, and associations and agreements with competitors.On January 5, 2016, the new version of the Federal law No. 135-FZ "On protection of the competition" came into force and the regulations in relation to the register of companies holding market share excess 35% were repealed. Nowadays, dominant position should be determined regarding each case without a register. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may influence our subscriber tariffs and impose certain restrictions on our operations."

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

Anti-terror law

        The Federal Law No. 374 dated July 6, 2016, amended some legislative acts and established additional measures to counter terrorism and to maintain public safety.

        In accordance with the abovementioned amendments to the Federal Law on Communications (coming into force on July, 2018) the telecommunications operators will have to store and to provide to the authorities upon request the information on the facts of receiving, transmitting, delivering and (or) processing of voice information, text messages, images, sounds, video, or other communications by their subscribers, as well as relevant messages themselves.

        The implementation of these amendments may have a material effect on telecommunications operators' financials and performance (see also "Item 3. Key Information—D. Risk Factors").

Regulation in Ukraine

Regulatory Authorities

        Administration of State Service of Special Communications and Information Protection of Ukraine. This body is responsible mainly for establishing and overseeing technical policies and standards in the sphere of telecommunications. Previously these functions were carried out by the State Communications Administration.

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

        The NCRC has been responsible for issuing licenses for telecommunications services and use of radio frequencies commencing January 1, 2005, as well as various other responsibilities of the SCA from that date. According to the amendments to the Telecommunications Law introduced in July 2011, the NCRC was replaced in August 2011 with the NCCIR. The NCCIR is currently responsible for issuing licenses for telecommunications services and use of radio frequencies, and other functions of former NCRC.

        The Ukraininan State Center of Radio Frequencies of Ukraine (the "UCRF").    While licenses for radio frequencies for wireless communications are issued by the NCCIR, UCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such proxy, is also involved in the issuance of radio frequency licenses. In particular, the UCRF determines frequency availability and technical aspects of frequency allocation, as well as provides the NCCIR with an expert opinion in relation to each application for radio frequency. The UCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase, and maintains a data base of IMEI codes of mobile telephones.

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

        In accordance with the Radio Frequencies Law, the NCCIR issues a frequency license concurrently with the issuance of a telecommunications license for the type of services requiring use of radio frequency resources. A telecommunications operator that has the respective telecommunications license may apply for licenses for additional radio frequency bands. Frequency licenses may not be issued for a period shorter than the term of 5 years.

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

        MTS' Ukraine license to construct and maintain the telecommunication network and provide services using such network was due to expire on December 3, 2013. In October 2013, MTS Ukraine submitted an application to the NCCIR requesting the renewal of the license. On October 15, 2013, the NCCIR refused to renew the license and recommended that MTS Ukraine receive a new license to provide operations in the telecommunications sphere. On October 21, 2013, MTS Ukraine filed a lawsuit against the NCCIR with a demand to renew the license. On November 19, 2013, a court decision was issued in favour of MTS Ukraine. The decision obliged the NCCIR to renew the license. The NCCIR appealed against the court decision. On January 15, 2014, the court of appeal issued a judgement in which the court refused to sustain the NCCIR appeal. On January 28, 2014, the NCCIR renewed MTS Ukraine license until December, 2018. On January 27, 2014, the NCCIR filed an appeal against the court of appeals' order which was denied by the Court. The cassation procedure was started by Court of Cassation. According to decision of the Highest Administrative Court dated January 22, 2015, the satisfaction of claim dated November 19, 2013 in favor of MTS Ukraine was denied making the resolution of January 28, 2014 to prolong the license for MTS Ukraine illegitimate. In 2016, the case was sent to the new trial. The first instance Court (03/25/2016) and Appeal Court (05/31/2016) refused in satisfaction of the MTS Ukraine demand to prolong the license for MTS Ukraine. On the base of the resolution of the Superior Court of Ukraine from the July 11, 2016, cassation procedure is opened. The case is in progress.

        At the same time MTS Ukraine has bought new license for providing all available mobile services in 2G and 3G networks and the NCCIR issued a license for MTS Ukraine as of January 27, 2015, which is valid until 2030.

        In accordance with the terms of obtaining a license for 3G frequency, MTS Ukraine has signed conversion agreements with special users of radio frequency resource. Within an 18-month period MTS plans to expand its 3G network in all regional centers of Ukraine. Currently, MTS Ukraine complies with all license requirements and makes all necessary payments under the license.

4G/LTE

        Under the instruction of the President of Ukraine on the introduction of 4G network, the Cabinet of Ministers adopted a decree "On approval of the action plan for introduction of mobile communication of the fourth generation". The decree establishes a tender process for 4G frequency in the second half of 2017, which primary requires carrying out a research and analysis of the existing radio frequency resource. This research will be assigned to foreign consultants with payment to be imposed on telecommunications operators. The foreign consultant was chosen — Analyses Mason LTD (London, UK).

        At December 2015, the NCCIR founded a special working group for supporting research and analysis of the existing radio frequency resource. The research finished at December 05, 2016. The NCCIR received recommendation for the launch 4G/LTE in existing radio frequency resource by means of reforming of the spectrum, spectrum release and tendering. In accordance with recommendations of research the NCCIR will be preparing amendments to legislation on management of the radio frequency resource. The NCCIR is planning to make the first tender at October, 2017. The first recommended diapasons for 4G/LTE are 1800, 2300, 2600 MHz. The final process of the licensing 4G/LTE will be determined at the 2017.

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

        The Radio Frequencies Law provides that users of radio frequency resources must obtain permits for the operation of radio-electronic and radio-emitting equipment, except for equipment used on a permit-free basis in accordance with this law. In order to obtain such operation permit, a company is required to file an application with the UCRF. The Radio Frequencies Law also requires producers and importers of radio-electronic and radio-emitting equipment to be used on the territory of Ukraine to register such equipment in the special list which NCCIR maintains.

Competition

        The Telecommunications Law provides that one of the purposes of the licensing of telecommunications services is to encourage competition and de-monopolization in the telecommunications industry.

        Ukrainian antimonopoly legislation prohibits a company operating in Ukraine from abusing its dominant position in its market to gain, inter alia, an unfair or anti-competitive advantage in the provision of its services or products. A legal entity is deemed to be in a dominant position if such entity has no competitor in the market or is not subject to substantial competition due to restricted access or entry barriers for other business entities. Further, Ukrainian antimonopoly legislation provides that a company shall be deemed dominant if its market share in the respective product market exceeds 35% unless such company proves that it faces significant competition in the respective product market. A telecommunications operators which are found by the AMC as having a dominant position in the markethave to use the rates for national and international interconnect, which are established by the NCCIR.

        According to AC&M-Consulting, MTS Ukraine had a 36% market share of the wireless communications market in Ukraine as of December 31, 2016.

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

  •
  maximum tariffs on leasing channels of cable duct system;

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

        The NCCIR regularly analyses the telecommunication market to determine operators with significant market power in this market. In October 2015 the NCCIR published the results of the latest market analysis according to which 276 fixed and all six mobile operators, including MTS Ukraine, were defined as SMP-operators. On August 30, 2016 the NCCIR adopted the next regulatory act which establishes new interconnect rates for termination traffic on the networks of SMP-operators, effective since January 1, 2017. As a result that the interconnect rates will be decrease from UAH 0.23 (RUB 0.513080) to UAH 0.15 (RUB 0.334618) for long- distance and mobile operators. Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues and margins" for details of NCCIR' s plans to substantially lower interconnect rates for the termination of traffic.

Licenses

Mobile Services

        The following table shows, as of December 31, 2016, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Moscow region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
St. Petersburg License Area
St. Petersburg	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Leningrad region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Russian Regional License Areas
European Russia
Adygeya Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Arkhangelsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Astrakhan region	MTS PJSC	December 11, 2018	MTS PJSC	October 18, 2021
Bashkortostan Republic	MTS PJSC	August 22, 2017	MTS PJSC	August 22, 2017
Belgorod region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Bryansk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Chuvashia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Chechen Republic	MTS PJSC	June 10, 2019	MTS PJSC	April 28, 2021
Dagestan Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Ivanovo region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Ingushetia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
KabardinoBalkar Republic	MTS PJSC	June 10, 2019	MTS PJSC	December 30, 2018
Kaliningrad region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kalmykia Republic	MTS PJSC	January 25, 2021	MTS PJSC	December 30, 2018
Kaluga region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
KarachaevoCherkesia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Karelia Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kirov region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Komi Republic	MTS PJSC	August 22, 2017	MTS PJSC	August 22, 2017
Kostroma region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Krasnodar region	MTS PJSC	May 30, 2017	MTS PJSC	May 30, 2017
Kursk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Lipetsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Mari El Republic	MTS PJSC	January 15, 2017	MTS PJSC	January 15, 2017
Mari El Republic	—	—	Smarts-Yoshkar-Ola JSC	January 26, 2022
Mordovia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Murmansk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Nenetsk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Nizhny Novgorod region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Novgorod region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Orel region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Orenburg region	MTS PJSC	April 28,2018	MTS PJSC	April 28, 2018

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Orenburg region	—	—	MTS PJSC	October 21, 2025
Penza region	MTS PJSC	May 6, 2021	—	—
Penza region	MTS PJSC	September 2, 2017	MTS PJSC	September 2, 2017
Perm region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Perm region	MTS PJSC	—	MTS PJSC	October 21, 2025
Pskov region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Rostov region	MTS PJSC	July 1, 2020	MTS PJSC	July 1, 2020
Ryazan region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Samara region	MTS PJSC	December 30, 2017	MTS PJSC	December 30, 2017
Saratov region	MTS PJSC	July 11, 2017	MTS PJSC	July 11, 2017
Severnaya Osetia-Alania Republic	MTS PJSC	September 1, 2021	MTS PJSC	September 1, 2021
Severnaya Osetia-Alania Republic	—	—	MTS PJSC	October 21, 2025
Smolensk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Stavropol region	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Tambov region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tatarstan Republic	MTS PJSC	June 26, 2017	MTS PJSC	June 26, 2017
Tula region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tver region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Udmurt Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Ulyanovsk region	MTS PJSC	May 6, 2021	MTS PJSC	December 30, 2018
Vladimir region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Volgograd region	—	—	MTS PJSC	October 4, 2021
Vologda region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Voronezh region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Yaroslavl region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Asian Russia
Altaisk region	MTS PJSC	September 8, 2020	MTS PJSC	September 8, 2020
Altai Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Altai Republic	MTS PJSC	July 19, 2021	—	—
Amur region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Amur region	—	—	MTS PJSC	October 21, 2025
Buryatiya Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Chelyabinsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Zabaykalsky region	Sibintertelecom JSC	June 5, 2019	Sibintertelecom JSC	June 5, 2019
Zabaykalsky region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Chukotsk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Jewish Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Irkutsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kamchatka region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kemerovo region	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Khabarovsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Khakassiya Republic	MTS PJSC	September 13, 2021	MTS PJSC	September 13, 2021
Khanty Mansiysk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Krasnoyarsk region	MTS PJSC	May 7, 2018	MTS PJSC	May 7, 2018
Kurgan region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Magadan region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Novosibirsk region	MTS PJSC	February 21, 2017	MTS PJSC	February 21, 2017
Omsk region	MTS PJSC	December 20, 2021	MTS PJSC	December 20, 2021
Primorsky region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Sakha Republic (Yakutia)	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Sakhalin region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Sverdlovsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tomsk region	MTS PJSC	June 5, 2018	MTS PJSC	June 5, 2018
Tyumen region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tyva Republic	MTS PJSC	July 19, 2021	MTS PJSC	December 30, 2018
Yamalo-Nenetsk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Ukraine
Ukraine	MTS Ukraine PRJSC	March 23, 2030	MTS Ukraine PJSC	March 23, 2030
Armenia
Armenia	K-Telecom CJSC	November 4, 2019	K-Telecom CJSC	November 4, 2019
Turkmenistan
Turkmenistan	MTS Turkmenistan	July 26, 2018	MTS Turkmenistan	July 26, 2018
Belarus
Belarus	Mobile Telesystems LLC	April 30, 2022	Mobile Telesystems LLC	April 30, 2022

IMT-2000/UMTS/CDMA

License Region	Licensee	Expiry date
Asian Russia	MTS PJSC	May 21, 2017
European Russia	MTS PJSC	May 21, 2017
Moscow License Area	MTS PJSC	May 21, 2017
St. Petersburg License Area	MTS PJSC	May 21, 2017
Moscow, Moscow region	MTS PJSC	April 28, 2018
St. Petersburg, Leningrad region	MTS PJSC	April 28, 2018
European Russia
Arkhangelsk region	MTS PJSC	April 28, 2018
Bashkortostan Republic	MTS PJSC	August 22, 2017
Kaliningrad region	MTS PJSC	April 28, 2018
Karelia Republic	MTS PJSC	April 28, 2018
Murmansk region	MTS PJSC	April 28, 2018
Nenetsk Autonomous region	MTS PJSC	April 28, 2018
Novgorod region	MTS PJSC	April 28, 2018
Pskov region	MTS PJSC	April 28, 2018
Vologda region	MTS PJSC	April 28, 2018
Asian Russia
Khabarovsk region	MTS PJSC	April 28, 2018
Khanty Mansiysk Autonomous region	Comstar-KHMAO JSC	May 23, 2018
Primorsky region	MTS PJSC	April 28, 2018
Turkmenistan	MTS-Turkmenistan	July 26, 2018
Armenia	K-Telecom CJSC	November 4, 2019
Belarus	Mobile Telesystems LLC	April 30, 2022
Ukraine	MTS Ukraine PRJSC	September 28, 2026
Ukraine	MTS Ukraine PRJSC	March 23, 2030

 LTE

License Region	Licensee	Expiry date
Asian Russia	MTS PJSC	July 25, 2022
Asian Russia	MTS PJSC	April 15, 2026
European Russia	MTS PJSC	July 25, 2022
European Russia	MTS PJSC	April 15, 2026
Moscow License Area	MTS PJSC	July 25, 2022
Moscow License Area	MTS PJSC	December 29, 2021
St. Petersburg License Area	MTS PJSC	July 25, 2022
St. Petersburg License Area	MTS PJSC	April 15, 2026
Moscow, Moscow region	MTS PJSC	April 28, 2018
St. Petersburg, Leningrad region	MTS PJSC	April 28, 2018
Asian Russia
Altai Republic	MTS PJSC	December 30, 2018
Altaisk region	MTS PJSC	September 8, 2020
Amur region	MTS PJSC	April 28, 2018
Amur region	MTS PJSC	October 21, 2025
Buryatiya Republic	MTS PJSC	April 28, 2018
Chelyabinsk region	MTS PJSC	April 28, 2018
Chukotsk Autonomous region	MTS PJSC	April 28, 2018
Zabaykalsky region	MTS PJSC	April 28, 2018
Irkutsk Autonomous region	MTS PJSC	April 28, 2018
Jewish Autonomous region	MTS PJSC	April 28, 2018
Kamchatka region	MTS PJSC	April 28, 2018
Kemerovo region	MTS PJSC	December 30, 2018
Khabarovsk region	MTS PJSC	April 28, 2018
Khakassiya Republic	MTS PJSC	September 13, 2021
Khanty Mansiysk Autonomous region	MTS PJSC	April 28, 2018
Krasnoyarsk Territory	MTS PJSC	May 7, 2018
Kurgan region	MTS PJSC	April 28, 2018
Magadan region	MTS PJSC	April 28, 2018
Novosibirsk region	MTS PJSC	February 21, 2017
Omsk region	MTS PJSC	December 20, 2021
Primorsky region	MTS PJSC	April 28, 2018
Sakha Republic (Yakutia)	MTS PJSC	April 28, 2018
Sakhalin region	MTS PJSC	April 28, 2018
Sverdlovsk region	MTS PJSC	April 28, 2018
Tomsk region	MTS PJSC	June 5, 2018
Tyumen region	MTS PJSC	April 28, 2018
Tyva Republic	MTS PJSC	December 30, 2018
YamaloNenetsk Autonomous region	MTS PJSC	April 28, 2018
European Russia
Adygeya Republic	MTS PJSC	April 28, 2018
Arkhangelsk region	MTS PJSC	April 28, 2018
Bashkortostan Republic	MTS PJSC	August 22, 2017
Belgorod region	MTS PJSC	April 28, 2018
Bryansk region	MTS PJSC	April 28, 2018
Chechen Republic	MTS PJSC	April 28, 2021

License Region	Licensee	Expiry date
Chuvashia Republic	MTS PJSC	December 30, 2018
Dagestan Republic	MTS PJSC	December 30, 2018
Ivanovo region	MTS PJSC	April 28, 2018
Kaliningrad region	MTS PJSC	April 28, 2018
Kaluga region	MTS PJSC	April 28, 2018
KarachaevoCherkesia Republic	MTS PJSC	December 30, 2018
Karelia Republic	MTS PJSC	April 28, 2018
Kirov region	MTS PJSC	April 28, 2018
Komi Republic	MTS PJSC	August 22, 2017
Kostroma region	MTS PJSC	April 28, 2018
Krasnodar territory	MTS PJSC	May 30, 2017
Kursk region	MTS PJSC	April 28, 2018
Lipetsk region	MTS PJSC	April 28, 2018
Mari El Republic	MTS PJSC	January 15, 2017
Murmansk region	MTS PJSC	April 28, 2018
Nenetsk Autonomous region	MTS PJSC	April 28, 2018
Nizhny Novgorod region	MTS PJSC	April 28, 2018
Novgorod region	MTS PJSC	April 28, 2018
Orel region	MTS PJSC	April 28, 2018
Orenburg region	MTS PJSC	April 28, 2018
Orenburg region	MTS PJSC	October 21, 2025
Perm region	MTS PJSC	April 28, 2018
Perm region	MTS PJSC	October 21, 2025
Pskov region	MTS PJSC	April 28, 2018
Rostov region	MTS PJSC	July 1, 2020
Ryazan region	MTS PJSC	April 28, 2018
Samara region	MTS PJSC	December 30, 2017
Saratov region	MTS PJSC	July 11, 2017
Severnaya Osetia Alania Republic	MTS PJSC	September 1, 2021
Severnaya Osetia Alania Republic	MTS PJSC	October 21, 2025
Smolensk region	MTS PJSC	April 28, 2018
Stavropol territory	MTS PJSC	December 30, 2018
Tambov region	MTS PJSC	April 28, 2018
Tatarstan Republic	MTS PJSC	June 26, 2017
Tula region	MTS PJSC	April 28, 2018
Tver region	MTS PJSC	April 28, 2018
Udmurt Republic	MTS PJSC	April 28, 2018
Ulyanovsk region	MTS PJSC	December 30, 2018
Vladimir region	MTS PJSC	April 28, 2018
Volgograd region	MTS PJSC	October 4, 2021
Vologda region	MTS PJSC	April 28, 2018
Voronezh region	MTS PJSC	April 28, 2018
Yaroslavl region	MTS PJSC	April 28, 2018
Armenia	K-Telecom CJSC	November 4, 2019

Mobile Virtual Network

License Region	Licensee	Expiry date
Penza region	MTS PJSC	April 22, 2020
Ivanovo region	MTS PJSC	June 4, 2020
Moscow, Moscow region	MGTS PJSC	August 2, 2018
Zabaykalsky region	Sibintertelecom JSC	September 8, 2020

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

Fixed Line Services

        The following table shows, as of December 31, 2016, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MTS PJSC	Ryazan region	138952	December 23, 2020
MTS PJSC	Sverdlovsk region	140009	March 15, 2021
City Telecom CJSC	Moscow	99294	October 24, 2017
Smarts-Yoshkar-Ola JSC	Mari El Republic	128311	January 26, 2017
MTS PJSC	Saratov region	97004	March 15, 2017
MTS PJSC	Penza region	97010	March 15, 2017
MTS PJSC	Tambov region	97011	March 15, 2017
MTS PJSC	Kaluga region	97036	March 15, 2017
MTS PJSC	Sverdlovsk region	97037	March 15, 2017
MTS PJSC	Kirov region	97043	March 15, 2017
MTS PJSC	Ivanovo region	146068	October 24, 2021
MTS PJSC	Kurgan region	117814	February 17, 2019
MTS PJSC	Bashkortostan Republic	135028	November 21, 2020
Comstar-KHMAO JSC	Khanty Mansiysk Autonomous region	136645	December 1, 2020
Comstar-KHMAO JSC	Khanty Mansiysk Autonomous region	136647	December 1, 2020
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region	94373	April 17, 2017
MTS PJSC	Altai Republic	96181	February 17, 2017
MTS PJSC	Irkutsk region	97008	March 15, 2017
MTS PJSC	Khabarovsk Territory	97012	March 15, 2017
MTS PJSC	Primorsky Territory	97026	March 15, 2017
MTS PJSC	Kaliningrad region	104022	December 17, 2017
MGTS PJSC	Moscow	112865	December 11, 2018
MGTS PJSC	Moscow region	125848	April 17, 2019
MTS PJSC	Zabaykalsky Territory	127170	May 6, 2020
MGTS PJSC	Moscow, Moscow region	127698	July 28, 2020
MTS PJSC	Orenburg region	97025	March 15, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Udmurt Republic	97009	March 15, 2017
MTS PJSC	Russian Federation	104893	February 16, 2020
MTS PJSC	Krasnoyarsk Territory	146087	October 24, 2021
MTS PJSC	Yaroslavl region	146077	October 24, 2021
MTS PJSC	Astrakhansk region	146080	October 24, 2021
MTS PJSC	Rostov region	146084	October 24, 2021
MTS PJSC	Krasnodar territory	146067	October 24, 2021
MTS PJSC	Chelyabinsk region	146074	October 24, 2021
MTS PJSC	Perm region	146078	October 24, 2021
MTS PJSC	Kurgan region	146086	October 24, 2021
MTS PJSC	Khanty Mansiysk Autonomous region	146083	October 24, 2021
MTS PJSC	Tomsk region	146094	October 24, 2021
MTS PJSC	Novosibirsk region	146071	October 24, 2021
MTS PJSC	Altaisk territory	146073	October 24, 2021
MTS PJSC	Samara region	146090	October 24, 2021
MTS PJSC	Tatarstan Republic	146082	October 24, 2021
MTS PJSC	Nizhny Novgorod region	146075	October 24, 2021
MTS PJSC	Kirov region	146089	October 24, 2021
MTS PJSC	Komi Republic	146079	October 24, 2021
MTS PJSC	Sakha Republic (Yakutia)	146076	October 24, 2021
MTS PJSC	Khabarovsk Territory	146066	October 24, 2021
MTS PJSC	Amur region	146092	October 24, 2021
MTS PJSC	Khakassiya Republic	140458	June 6, 2021
MTS PJSC	Moscow region	135027	November 21, 2020
MTS PJSC	Moscow	137566	February 16, 2021
MTS PJSC	Moscow region	94371	March 30, 2017
MTS PJSC	Kaluga region	129946	July 3, 2020
MTS PJSC	Moscow	94369	March 30, 2017
MTS PJSC	Moscow	94370	March 30, 2017
MTS PJSC	Moscow region	146093	October 12, 2021
MTS PJSC	Belgorod region	103569	October 3, 2017
MTS PJSC	Orel region	103568	October 3, 2017
MGTS PJSC	Moscow	108069	July 10, 2018
MTS PJSC	Rostov region	110869	August 1, 2018
MTS PJSC	Severnaya Osetia Alania Republic	110870	August 1, 2018
MTS PJSC	Krasnodar territory	110871	August 1, 2018
MTS PJSC	Volgograd region	146085	November 17, 2021
MTS PJSC	Irkutsk region	146069	October 24, 2021
MTS PJSC	Sakhalin region	146081	October 24, 2021
MTS PJSC	Primorsky Territory	146070	October 24, 2021
MTS PJSC	Bashkortostan Republic	131715	September 8, 2020
MTS PJSC	Bashkortostan Republic	92587	March 5, 2017
MTS PJSC	Orenburg region	146072	October 24, 2021
MTS PJSC	Kemerovo region	113543	December 26, 2018
MTS PJSC	Astrakhansk region	114620	January 19, 2019
MTS PJSC	Kemerovo region	114621	January 19, 2019
MTS PJSC	Arkhangelsk region	114622	January 19, 2019
MTS PJSC	Vologda region	114623	January 19, 2019
MTS PJSC	Kaliningrad region	114624	January 19, 2019

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Karelia Republic	114628	January 19, 2019
MTS PJSC	Murmansk region	114625	January 19, 2019
MTS PJSC	Novgorod region	114629	January 19, 2019
MTS PJSC	St. Petersburg	114626	January 19, 2019
MTS PJSC	Komi Republic	114627	January 19, 2019
MTS PJSC	Volgograd region	115176	March 4, 2019
MTS PJSC	Omsk region	146088	October 4, 2021
MTS PJSC	Udmurt Republic	146091	October 4, 2021
MTS PJSC	Omsk region	145060	October 4, 2021
MTS PJSC	Nizhny Novgorod region	123658	October 1, 2019
MTS PJSC	Ryazan region	129950	July 3, 2020
MTS PJSC	Orel region, Voronezh region	101773	October 24, 2017
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region	104896	February 7, 2018
MTS PJSC	Severnaya Osetia Alania Republic	97615	June 5, 2017
MTS PJSC	Dagestan Republic	97616	June 5, 2017
MTS PJSC	Tomsk region	104900	February 27, 2018
MTS PJSC	Altaisk territory	104899	February 27, 2018
MTS PJSC	Krasnoyarsk Territory	104895	February 27, 2018
MTS PJSC	Novosibirsk region	104898	February 27, 2018
MTS PJSC	Tver region	104894	February 27, 2018
MTS PJSC	Smolensk region	104897	February 27, 2018
MTS PJSC	Buryatiya Republic	105547	April 18, 2018
MTS PJSC	Saratov region	105548	April 18, 2018
MTS PJSC	Chuvashia Republic	109493	April 11, 2018
MTS PJSC	Mari El Republic	109494	April 11, 2018
MTS PJSC	Penza region	116023	March 14, 2017
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135962	December 1, 2020
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	134773	August 31, 2017
MTS PJSC	Ulyanovsk region	110736	February 28, 2017
MTS PJSC	Tambov region	110744	February 28, 2017
MTS PJSC	Ivanovo region	122269	November 24, 2019
MTS PJSC	Perm region	135956	December 15, 2020
MTS PJSC	Ulyanovsk region	135960	December 15, 2020
MTS PJSC	Chelyabinsk region	135967	December 15, 2020
MTS PJSC	Samara region	123559	December 31, 2019
MTS PJSC	Kursk region	122729	December 18, 2019
MTS PJSC	Leningrad region	147354	December 7, 2021
MTS PJSC	Tatarstan Republic	124924	May 23, 2018

Licensee	License Region(s)	License number	Expiry Date
Telematic Services
MTS PJSC	Komi Republic , Perm region, Orenburg region, Orel region, Nizhny Novgorod region, Lipetsk region, Moscow, Kostroma region, Smolensk region, Kirov region, Kaluga region, Ivanovo region, Bryansk region, Belgorod region, Moscow region, Kursk region, Voronezh region, Tyumen region, Sverdlovsk region, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Pskov region, Yaroslavl region, Ryazan region, Vladimir region, Udmurt Republic, Tver region, Tula region, Tambov region, YamaloNenetsk Autonomous region, Amur region	137567	February 15, 2021
City Telecom CJSC	Moscow	99296	October 24, 2017
Smarts-Yoshkar-Ola JSC	Mari El Republic	131214	June 4, 2020
MTS PJSC	Russian Federation except Moscow, Moscow region, Krym Republic, Sevastopol	142346	April 15, 2026
MTS PJSC	Bashkortostan Republic	140459	June 21, 2021
MTS PJSC	Krasnoyarsk Territory	108065	May 7, 2018
MGTS PJSC	Moscow, Moscow region	145447	December 11, 2021
"Strim" Ltd	Russian Federation	145493	September 22, 2021
MTS PJSC	Tyva Republic	128521	July 28, 2020
MTS PJSC	Krasnodar territory	129951	July 15, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131717	September 14, 2020
MTS PJSC	Dagestan Republic, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131721	September 14, 2020
Sibintertelecom JSC	Zabaykalsky Territory	132674	September 14, 2020
MTS PJSC	Rostov region	134507	October 26, 2020
MTS PJSC	Khabarovsk Territory	127169	June 17, 2020
MTS PJSC	Novosibirsk region	138258	April 13, 2021
MTS PJSC	Khakassiya Republic	128525	June 17, 2020
MTS PJSC	Tomsk region	128519	June 17, 2020
MTS PJSC	Sakha Republic (Yakutia)	128518	July 15, 2020
MTS PJSC	Tatarstan Republic	129944	July 15, 2020
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	145056	October 4, 2021
MTS PJSC	Altaisk territory	147352	December 1, 2021
MTS PJSC	Altai Republic	96857	May 22, 2017
MTS PJSC	Penza region	125651	April 1, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Kamchatka region	130984	August 13, 2020
MTS PJSC	Mari El Republic	131716	September 14, 2020
MTS PJSC	Volgograd region	127684	May 30, 2020
MTS PJSC	Primorsky Territory	135961	December 21, 2020
MTS PJSC	Buryatiya Republic, Kamchatka region, Magadan region, Sakhalin region	128536	June 17, 2020
MTS PJSC	Zabaykalsky Territory	118159	June 5, 2019
MTS PJSC	Stavropol territory	127678	May 26, 2020
MTS PJSC	Samara region	127680	May 26, 2020
MTS PJSC	Saratov region	127688	May 31, 2020
MTS PJSC	Ulyanovsk region	127681	May 31, 2020
MTS PJSC	Kemerovo region	128530	May 31, 2020
MTS PJSC	Astrakhansk region	129949	July 15, 2020
MTS PJSC	Adygeya Republic	129947	July 15, 2020
MTS PJSC	Kalmykia Republic	129957	July 28, 2020
MTS PJSC	Chechen Republic	104023	December 6, 2017
MTS PJSC	Russian Federation	101246	July 25, 2022
Multikabel'nye sety balashikhi LLC	Moscow region	149925	June 19, 2021
Teleservice JSC	Voronezh region	135894	November 21, 2020
Leased Communications Circuits
Smarts-Yoshkar-Ola JSC	Mari El Republic	131215	June 4, 2020
City Telecom CJSC	Moscow	99295	October 24, 2017
MTS PJSC	Jewish Autonomous region	124558	November 14, 2019
MTS PJSC	Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region	138262	April 13, 2021
Comstar-KHMAO JSC	Khanty Mansiysk Autonomous region	136356	October 6, 2020
MTS PJSC	Russian Federation	147355	December 29, 2021
MTS PJSC	Tatarstan Republic	108060	May 7, 2018
MTS PJSC	Kalmykia Republic, Severnaya Osetia Alania Republic	108061	May 7, 2018
MTS PJSC	Krasnoyarsk Territory	108062	May 7, 2018
MTS PJSC	Bashkortostan Republic	108063	May 7, 2018
MTS PJSC	Kemerovo region, Tomsk region	108064	May 7, 2018
MTS PJSC	Tyva Republic	128529	July 28, 2020
MTS PJSC	Chuvashia Republic	129943	July 28, 2020
MTS PJSC	Adygeya Republic, Krasnodar territory	129948	July 15, 2020
MTS PJSC	Kaluga region, Pskov region, Ryazan region, Smolensk region, Tula region, Vladimir region	134506	October 7, 2020
MTS PJSC	Ivanovo region, Kirov region, Nizhny Novgorod region, Yaroslavl region	134509	October 13, 2020
MTS PJSC	Mordovia Republic	135965	December 23, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Altaisk territory, Altai Republic, Novosibirsk region	128528	July 28, 2020
MTS PJSC	Khakassiya Republic	128533	June 17, 2020
MTS PJSC	Kaliningrad region	92589	March 1, 2017
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	92586	March 1, 2017
MTS PJSC	Omsk region	147357	December 27, 2021
MTS PJSC	Chukotsk Autonomous region	119985	August 6, 2019
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	119295	July 2, 2019
MTS PJSC	Rostov region, Rostov region	110872	October 2, 2018
MTS PJSC	Mari El Republic	134511	October 5, 2020
MTS PJSC	Khabarovsk Territory, Sakha Republic (Yakutia), Zabaykalsky Territory	135026	November 21, 2020
MTS PJSC	Magadan region	96042	May 21, 2017
MTS PJSC	Irkutsk region	96040	May 21, 2017
MTS PJSC	Kamchatka region, Koryakski Autonomous region	96043	May 21, 2017
MTS PJSC	Sakhalin region	130986	August 25, 2020
MTS PJSC	Buryatiya Republic	130983	August 25, 2020
MTS PJSC	Primorsky Territory	127171	May 10, 2020
MTS PJSC	Moscow, Moscow region, Komi Republic, Kostroma region, Tver region	111802	November 24, 2018
MTS PJSC	Penza region	135963	December 1, 2020
MTS PJSC	Aginski Buryatski Autonomous District	135959	December 1, 2020
Sibintertelecom JSC	Zabaykalsky Territory	119279	June 5, 2019
MTS PJSC	Samara region, Saratov region, Ulyanovsk region	127686	May 31, 2020
MTS PJSC	Astrakhansk region, Stavropol territory	127683	May 31, 2020
MTS PJSC	Dagestan Republic	96041	May 21, 2017
MTS PJSC	Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Volgograd region	105546	April 18, 2018
MGTS PJSC	Moscow, Moscow region	131496	December 11, 2018
Sputnikovoe TV	Russian Federation	129794	August 2, 2018
Data Transmission Services
City Telecom CJSC	Moscow	99297	October 24, 2017
Smarts-Yoshkar-Ola JSC	Mari El Republic	131213	June 4, 2020
MTS PJSC	Russian Federation except Moscow, Moscow region, Krym Republic, Sevastopol	142344	April 15, 2026
MGTS PJSC	Moscow	125847	December 11, 2018
MTS PJSC	Krasnoyarsk Territory	108058	May 7, 2018
MGTS PJSC	Moscow region	125854	April 17, 2019
MTS PJSC	Tyva Republic	128517	July 28, 2020
MTS PJSC	Kalmykia Republic	129942	July 28, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Krasnodar territory	129952	July 15, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131718	September 14, 2020
MTS PJSC	Dagestan Republic, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131719	September 14, 2020
Sibintertelecom JSC	Zabaykalsky Territory	132676	September 14, 2020
MTS PJSC	Rostov region	138261	April 3, 2021
MTS PJSC	Bashkortostan Republic	129955	June 30, 2020
MTS PJSC	Khabarovsk Territory	127172	May 31, 2020
MTS PJSC	Altai Republic	128534	July 15, 2020
MTS PJSC	Novosibirsk region	128526	July 15, 2020
MTS PJSC	Khakassiya Republic	128522	June 17, 2020
MTS PJSC	Tomsk region	128535	June 17, 2020
MTS PJSC	Sakha Republic (Yakutia)	128527	June 17, 2020
MTS PJSC	Tatarstan Republic	129953	July 15, 2020
MTS PJSC	Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region	93682	April 17, 2017
MTS PJSC	Orenburg region	93684	April 17, 2017
MTS PJSC	Kirov region, Nizhny Novgorod region, Udmurt Republic	93685	April 17, 2017
MTS PJSC	Moscow, Moscow region	93680	April 17, 2017
MTS PJSC	Amur region	93681	April 17, 2017
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	93686	April 17, 2017
MTS PJSC	Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region	93687	April 17, 2017
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region	93683	April 17, 2017
MTS PJSC	Penza region	125652	April 1, 2020
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Kamchatka region	130982	August 13, 2020
MTS PJSC	Zabaykalsky Territory	118158	June 5, 2019
MTS PJSC	Mari El Republic	131720	September 14, 2020
MTS PJSC	Altaisk territory	111800	October 31, 2018
MTS PJSC	Volgograd region	127682	June 30, 2020
MTS PJSC	Buryatiya Republic, Kamchatka region, Magadan region, Sakhalin region	128520	June 17, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Primorsky Territory	135957	December 21, 2020
MTS PJSC	Stavropol territory	127685	May 26, 2020
MTS PJSC	Samara region	127689	May 26, 2020
MTS PJSC	Kemerovo region	128523	May 31, 2020
MTS PJSC	Saratov region	127687	May 31, 2020
MTS PJSC	Ulyanovsk region	127679	May 31, 2020
MTS PJSC	Astrahansk region	129956	July 15, 2020
MTS PJSC	Adygeya Republic	129945	July 15, 2020
MTS PJSC	Chechen Republic	104020	December 6, 2017
MTS PJSC	Russian Federation	101248	July 25, 2022
Multikabel'nye sety balashikhi LLC	Moscow region	149923	June 19, 2021
Teleservise JSC	Voronezh region	135893	December 21, 2020
Data Transmission Services for Voice
City Telecom CJSC	Moscow	122706	December 18, 2019
MTS PJSC	Russian Federation except Moscow, Moscow region, Krym Republic, Sevastopol	142345	April 15, 2026
Smarts-Yoshkar-Ola JSC	Mari El Republic	131212	June 4, 2020
MTS PJSC	Bashkortostan Republic	138260	April 11, 2021
MTS PJSC	Arkhangelsk region	117815	February 17, 2019
MTS PJSC	Krasnoyarsk Territory	117816	February 17, 2019
MTS PJSC	Novosibirsk region	117817	February 17, 2019
MTS PJSC	Leningrad region	117818	February 17, 2019
MTS PJSC	Nizhny Novgorod region	117819	February 17, 2019
MTS PJSC	Omsk region	117820	February 17, 2019
MTS PJSC	Smolensk region	117821	February 17, 2019
MTS PJSC	Novgorod region	117822	February 17, 2019
MTS PJSC	Tula region	117823	February 17, 2019
MTS PJSC	Volgograd region	117824	February 17, 2019
MTS PJSC	Kemerovo region	117825	February 17, 2019
MTS PJSC	Yaroslavl region	131138	June 4, 2020
Comstar-KHMAO JSC	Khanty Mansiysk Autonomous region	136646	December 1, 2020
MTS PJSC	Mordovia Republic	97001	March 15, 2017
MTS PJSC	Saratov region	97002	March 15, 2017
MTS PJSC	Tomsk region	97003	March 15, 2017
MTS PJSC	Mari El Republic	97005	March 15, 2017
MTS PJSC	Amur region	97006	March 15, 2017
MTS PJSC	Altaisk territory	97013	March 15, 2017
MTS PJSC	Buryatiya Republic	97014	March 15, 2017
MTS PJSC	Kalmykia Republic	97015	March 15, 2017
MTS PJSC	KarachaevoCherkesia Republic	97016	March 15, 2017
MTS PJSC	Pskov region	97017	March 15, 2017
MTS PJSC	Kamchatka region	97018	March 15, 2017
MTS PJSC	Komi Republic	97021	March 15, 2017
MTS PJSC	Murmansk region	97023	March 15, 2017
MTS PJSC	Kostroma region	97024	March 15, 2017
MTS PJSC	Altai Republic	97027	March 15, 2017
MTS PJSC	Vologda region	97028	March 15, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Dagestan Republic	97029	March 15, 2017
MTS PJSC	Orenburg region	97030	March 15, 2017
MTS PJSC	Sakha Republic (Yakutia)	97031	March 15, 2017
MTS PJSC	Stavropol territory	97032	March 15, 2017
MTS PJSC	Tyva Republic	97033	March 15, 2017
MTS PJSC	Chechen Republic	97035	March 15, 2017
MTS PJSC	Zabaykalsky Territory	97038	March 15, 2017
MTS PJSC	Kirov region	97039	March 15, 2017
MTS PJSC	Khakassiya Republic	97040	March 15, 2017
MTS PJSC	KabardinoBalkar Republic	97041	March 15, 2017
MTS PJSC	Ulyanovsk region	97042	March 15, 2017
MTS PJSC	Adygeya Republic	97044	March 15, 2017
MTS PJSC	Ingushetia Republic	97045	March 15, 2017
MTS PJSC	Kaliningrad region	97046	March 15, 2017
MTS PJSC	Karelia Republic	97047	March 15, 2017
MTS PJSC	Penza region	97048	March 15, 2017
MTS PJSC	Severnaya Osetia Alania Republic	97049	March 15, 2017
MTS PJSC	Khabarovsk Territory	97050	March 15, 2017
MTS PJSC	Chuvashia Republic	97051	March 15, 2017
MTS PJSC	Khanty Mansiysk Autonomous region, Sverdlovsk region	108752	March 25, 2018
MTS PJSC	Nenetsk Autonomous region	108753	March 25, 2018
MTS PJSC	Tatarstan Republic	108754	March 25, 2018
MTS PJSC	Ryazan region, Vladimir region	108755	March 25, 2018
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region	108756	March 25, 2018
MGTS PJSC	Moscow	135506	February 16, 2021
MTS PJSC	Magadan region	97007	March 15, 2017
MTS PJSC	Chelyabinsk region	97034	March 15, 2017
MTS PJSC	Kurgan region	97022	March 15, 2017
MTS PJSC	Moscow	94372	March 30, 2017
MTS PJSC	Kaluga region	134512	October 26, 2020
MTS PJSC	Moscow region	134508	October 26, 2020
MTS PJSC	Ivanovo region	134510	October 31, 2020
MTS PJSC	Rostov region	137565	February 16, 2021
MTS PJSC	Irkutsk region, Primorsky Territory, Sakhalin region	135029	December 12, 2020
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	130985	July 28, 2020
MGTS PJSC	Moscow region	125849	January 26, 2017
MTS PJSC	Astrahansk region	122731	December 18, 2019
MTS PJSC	Krasnodar territory	110717	August 17, 2017
MTS PJSC	Perm region	110716	February 27, 2018
MTS PJSC	Russian Federation	101245	July 25, 2022
MTS PJSC	Tambov region	122730	December 18, 2019
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135966	December 1, 2020
MTS PJSC	St. Petersburg	124994	January 28, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Udmurt Republic	110729	February 27, 2018
MTS PJSC	Samara region	123560	December 31, 2019
MTS PJSC	Tver region	122267	November 24, 2019
Mobile Radio Services
MTS PJSC	Orenburg region	145058	October 2, 2021
MTS PJSC	Rostov region	110721	August 31, 2017
MTS PJSC	YamaloNenetsk Autonomous region	135964	December 15, 2020
MTS PJSC	Khanty Mansiysk Autonomous region	138956	December 15, 2020
MGTS	Moscow, Moscow Region	112630	August 02, 2018
Telecommunications Services for Cablecasting
MTS PJSC	Russian Federation	122268	November 24, 2019
MGTS	Moscow	137356	January 27, 2021
MGTS	Moscow region	137355	June 18, 2018
Multikabel'nye sety balashikhi LLC	Moscow region	149924	June 19, 2021
Teleservice JSC	Voronezh region	138177	March 15, 2021
Telecommunications Services for Broadcasting
Sputnikovoe TV	Russian Federation except Nenetsk Autonomous region, Chukotsk Autonomous region, Kamchatka region, Magadan region	123687	October 1, 2019
Cable Radio (communication services for the purpose of wire broadcasting)
MTS PJSC	Nizhny Novgorod region	123659	October 1, 2019
MTS PJSC	Sverdlovsk region	138953	May 23, 2019
MTS PJSC	Kirov region	149715	November 16, 2021
MTS PJSC	Perm region	129415	April 22, 2020
MTS PJSC	Chelyabinsk region	137711	November 20, 2020

C.    Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2016.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
Russian Telephone Company	Consolidated	100.0%	Russia
MTS Ukraine	Consolidated	100.0%	Ukraine
MTS Turkmenistan	Consolidated	100.0%	Turkmenistan
Sibintertelecom	Consolidated	100.0%	Russia
NVision Group	Consolidated	100.0%	Russia
Sitronics Telecom Solutions	Consolidated	100.0%	Russia
Nvision Czech Republic	Consolidated	100.0%	Czech Republic
Sputnikovoe TV	Consolidated	100.0%	Russia
Stream LLC	Consolidated	100.0%	Russia
Dega Retail Holding Limited	Consolidated	100.0%	British Virgin Islands
Stream Digital LLC(1)	Consolidated	100.0%	Russia
Metro-Telecom	Consolidated	95.0%	Russia
MGTS	Consolidated	94.7%	Russia
K-Telecom	Consolidated	80.0%	Armenia
Navigation Information Systems Group	Consolidated	77.7%	Russia
MTS International Funding(2)	Consolidated	SE	Ireland
MTS Belarus	Equity	49.0%	Belarus
MTS Bank	Equity	26.6%	Russia
Zifrovoe TV	Equity	20.0%	Russia
OZON	Equity	10.8%	Cyprus

(1)
A wholly owned subsidiary, through which we repurchase our own shares.

(2)
A private limited company organized and existing under the laws of Ireland for the sole purpose of financing a loan to MTS. The company is a structured entity of the Group.

        See also Note 2 to our audited consolidated financial statements.

D.    Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2, 13/ 14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4A, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 1 and 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street , 6 Vtoroy Vyazovskiy Proezd Building 1-3, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, Panfilovskiy prospect Zelenograd Bldg 1101A, 24/2 Malaya Dmitrovka Street, 5/9 Malaya Dmitrovka Street, Sheremetyevo Airport, 58/1 Ryazanskiy prospect, 60 Varshavskoe shosse, 27 Smolenskaya-Sennaya square Bldg 2, 27 Smolenskaya-Sennaya square Bldg 3, 6 Ostrovitjanova Street, 2 Mozhayskoe shosse, which we use for administration, sales and other service centers as well as the operations of mobile switching centers.

        We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own approximately 132 buildings located throughout Moscow, which serve as sales and customer service offices, house MGTS' telecommunication equipment and are leased to third parties. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as- needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

        The primary elements of our network are base stations, base station controllers, transcoders and mobile switching centers. Base stations occupy sites leased at selected locations in all the areas in which we provide network coverage. GSM, 3G and 4G technologies are based on an "open architecture," which means that equipment from one supplier can be combined with that of another supplier to expand the network. Thus, there are no technical limitations to using equipment from different suppliers.

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

A.  Operating Results

Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice, data telecommunications and digital services, including transmission, broadband, pay-TV, various value-added services as well as integratrion services and selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia and the second largest in Ukraine in terms of mobile subscribers. We are also the largest operator in Armenia in terms of mobile subscribers, according to our estimates. As of December 31, 2016, we had a mobile subscriber base of approximately 104.6 million.

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 32% market share as of December 31, 2016, based on TMT consulting data.

        Our revenues for the year ended December 31, 2016 increased by 2.1% to RUB 435,692 million due to sustained growth in data usage throughout key markets and increased handset sales in Russia. Our operating income for the year ended December 31, 2016 decreased by 6.7% to RUB 87,670 million due to additional expenses in retail as well as generally increased costs in Russia due to macroeconomic pressure. Our profit for the year ended December 31, 2016 decreased slightly by 2.1% to RUB 48,474 million generally repeating our operating income dynamics. Our profit was also affected by an increase in finance costs related to repurchase of our Eurobonds due in 2020 and decreased finance income. Those effects were partially offset by the strengthening of the ruble coupled with improved performance of our non-operating affiliates (mainly MTS Bank).

        Our revenues for the year ended December 31, 2015 increased by 3.9% to RUB 426,639 from RUB 410,678 for the year ended December 31, 2014 due to increase in usage of value added services by our subscribers. Our operating income for the year ended December 31, 2015 totaled to RUB 93,923 million, a decrease of 5.9% from RUB 99,858 for the year ended December 31, 2014. The decrease was mainly attributable to impairment of goodwill in Armenia (RUB 3,516) as well as higher depreciation and amortization expenses resulting from renewal of our billing and other software and continued development of GPON project in Russia. Our profit for the year ended December 31, 2015 decreased by 3.5% to RUB 49,489 million from RUB 51,306 million for the year ended December 31, 2014 . In addition to the operating income trend, our profit was affected by increase of finance costs (RUB 9,170 million) and loss from discontinued operations related to our subsidiary in Uzbekistan (RUB 11,443 million). The described negative effects were partially offset by decrease in currency exchange and transaction loss (RUB 11,772 million), higher finance income (RUB 4,849 million), lower non-operating share of loss of our non-operating affiliates (RUB 2,757 million) and positive change in fair value of liability related to put option agreement in Armenia (RUB 1,273 million).

        We require significant funds to support our subscriber growth, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our LTE, 3G and broadband Internet networks.

        Our cash outlays for capital expenditures for the years ended December 31, 2014, December 31, 2015 and 2016 were RUB 91,929 million, RUB 106,537 and RUB 86,149 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2014, December 31, 2015 and 2016 was RUB 158,979, RUB 144,087 million and RUB 130,565 million, respectively.

        Our borrowings consist of notes and bank loans. Our notes comprise of U.S. dollar and ruble denominated notes. As of December 31, 2016 and December 31, 2015 U.S. dollar denominated notes totaled to RUB 46.8 billion and RUB 76.1 billion, and ruble denominated notes amounted to RUB 31.4 billion and RUB 23.9 billion , respectively. Our bank loans consist of U.S. dollar, euro and ruble-denominated borrowings totaling approximately RUB 195.1 billion as of December 31, 2016 and RUB 234.0 billion as of December 31, 2015.

        We repaid approximately RUB 90.2 billion of indebtedness in 2016. As of December 31, 2016, the total amount available to us under our credit facilities amounted to RUB 40.9 billion. We had total indebtedness of approximately RUB 284.3 billion as of December 31, 2016, including capital lease obligations, compared to approximately RUB 345.9 billion as of December 31, 2015.

        Our total finance costs for the years ended December 31, 2014, December 31, 2015 and 2016 was RUB 17,252 million, RUB 26,423 million and RUB 27,136 million, net of amounts of interest capitalized, respectively. See Note 15 to our audited consolidated financial statements for a description of our indebtedness.

        Our reporting currency is Russian rubles. Our and our subsidiaries' functional currencies are the ruble in Russia, the hryvnia in Ukraine, the manat in Turkmenistan, the dram in Armenia and the som in Uzbekistan (before UMS (as difined below) was deconsolidated). See "—Certain Factors Affecting our Financial Position and Results of Operations—Currency fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Segments

        Management analyzes and reviews results of the Company's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. MTS Group's management evaluates the segments' performance based on revenue and operating profit, excluding depreciation and amortization. Management does not analyze assets or liabilities by reportable segments.

        The Group identified the following reportable segments:

        Russia convergent:    represents the results of mobile and fixed line operations, which encompasses services rendered to customers across regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services and retail operations.

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

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, System Integrator, Sputnikovoe TV, Belarus and headquarters.

        In 2016, the Group ceased presenting Russia convergent and System Integrator as one reportable segment . Management has come to a conclusion that disaggregation may assist users of the financial statements better understand the Group's performance. Related financial information has, therefore, been retrospectively restated.

        System Integrator includes NVision Group which develop and supply unique solutions and services in Russia's and Ukraine's information technology market.

        The results of operations of UMS are reported as discontinued operations in the accompanying consolidated statements of profit or loss for all periods presented. The segment reporting for the years ended December 31, 2015 and 2014 was restated accordingly. The consolidated statement of financial position is not required to be retrospectively restated with respect to discontinued operations and therefore as of December 31, 2015 statement of financial position captions in the "Other" category of the following presentation include UMS.

        Total revenues of our segments for the years ended December 31, 2014, 2015 and 2016 were as follows:

	Year Ended December 31,
	2014	2015	2016
	(in millions of Russian rubles)
Total revenues
Russia convergent	340,732	357,518	363,678
Moscow fixed line	40,824	39,606	39,667
Ukraine	32,810	28,194	29,187
Other	11,094	17,214	25,514
Eliminations(1)	(14,782)	(15,893)	(22,354)

Total revenues as reported	410,678	426,639	435,692

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming, rent of channels and telecommunications infrastructure and integration.

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2014	2015	2016
	(in millions)
Subscribers(1)
Russia	74.6	77.3	80.0
Ukraine	20.2	20.4	20.9
Turkmenistan	1.7	1.6	1.7
Armenia	2.1	2.1	2.1
Total consolidated	98.6	101.4	104.7

MTS Belarus (unconsolidated)	5.3	5.3	5.2

(1)
We define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

        We had approximately 80.0 million subscribers in Russia as of December 31, 2016, and a leading 31% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 178.9%, according to AC&M-Consulting. We had approximately 20.9 million subscribers in Ukraine as of December 31, 2016 and, according to AC&M-Consulting, a 36% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2016, we had approximately 2.1 million subscribers in Armenia, and 1.7 million subscribers in Turkmenistan, representing a 59% and 30% market share, respectively, according to our estimates. For a description of our fixed line subscriber base, see "Item 4. Information on Our Company—B. Business Overview—Fixed Line Services."

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

  •
  revenues from sales of handsets, accessories and other goods; and

  •
  Integration services, including the resale of software products.

        Our mobile service subscriber tariffs in Russia and Ukraine are not currently regulated by any organization or governmental authority. The interconnect fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia, but are regulated in Ukraine. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations," "—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may influence our subscriber tariffs and impose certain restrictions on our operations" and "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

        Certain of our fixed service tariffs are regulated, including tariffs charged by Moscow incumbent operator MGTS for installation fees, monthly subscription fees and local call charges, as well as interconnect and traffic transit tariffs. The interconnect tariffs charged by us are also regulated by the Federal Agency on Communications.

Service revenues

        We have changed the revenues breakdown description by combining revenues from usage fees, value added fees and monthly subscription fees into "subscription, voice and data revenues." We believe the new presentation is more accurate and reflects the revenues from bundled services offers. The change in the revenue breakdown description does not effect in any changes in revenue amounts.

        Subscription, voice and data revenues primarily include monthly fees paid by our users of tariff plans which contain fixed volume of services such as minutes of usage, sms, internet traffic and other services. The over-the-limit consumption of services are charged to our subscribers depending on a tariff plan. Subscription, voice and data revenues as a percentage of our total revenues were 56.1% in 2015 and 56.0% in 2016. We expect subscription, voice and data revenues as a percentage of our total operating revenue to remain stable in 2017.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, comprised 11.6% and 11,4% of our total revenues in 2015 and 2016, respectively. In absolute terms, interconnect fees remained stable and we expect it to remain stable in 2017.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues remained stable and comprised 0.7% and 0.8% in 2015 and 2016, respectively. We generally expect roaming fees to remain stable as a percentage of our total revenues. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Antimonopoly Proceedings."

        Roaming fees for our own subscribers include amounts charged to our subscribers while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 6.9% in 2015 and 5.6% in 2016. We expect that our roaming fees will decrease slightly as a percentage of our total operating revenue, due to individually insignificant changes in ther types of revenue

        Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network or over the period of service rendering. Connection fees represented 0.4% and 0.2% of our total revenues in 2015 and 2016, respectively. We expect connection fee revenues to remain at a low level as a percentage of our total revenues.

        Fixed service revenues which consist primarily of fixed line telephony services, broadband internet and pay-TV services, comprised 13.4% and 13.0% of our total revenues in 2015 and 2016, respectively. In absolute terms, we expect an increase in the number of internet and TV users to stimulate further growth of fixed service revenues due to the development of our GPON project and consequent improvement in quality and uptake of services provided.

Sales of goods

        Sales of goods primary consist of the sale of handsets and accessories and sales of software products and as a percentage of total revenue comprised 9.5% in 2015 and 10.4% in 2016. The increase in 2016 as compared to 2015 is attributable to the acquisition of NVision Grpoup which regularly resale software products. We expect that sales of goods will remain stable as a percentage of total revenue, as smartphones and devices sales support the usage of our voice and data tariff plans. We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for some of our contract subscribers as well as modems for GSM and CDMA users. See "—Cost of goods" below.

Cost of Services

        Interconnect and line rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 11.7% in 2015 and 11.1% in 2016. Line rental charges as a percentage of our total revenues represented 1.7% in 2015 and 1.7% in 2016.

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

        Roaming expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 3.2% in 2015 and 3.6% in 2016.

The increase of roaming expenses as a percentage of our total revenues was largely due to the increase in roaming traffic.

        Other direct costs.    Our other direct costs primary consist of:

  •
  production staff's salary, bonuses and social contributions;

  •
  rental charges for network placement;

  •
  network repair and maintenance;

  •
  electricity charges; and

  •
  payments for radio frequencies usage.

        Our other direct costs as a percentage of our total revenues represented 11.0% in 2015 and 11.5% in 2016. The increase is mainly attributable to rise of the salary and social contributions expenses resulting from higher number of employees (including those retained through business combinations). In addition electricity and rental charges for placement of technical facilities grew as a result of inflation and increasing number of sites rented. Other direct costs as a percentage of revenue are expected to increase over time as a result of inflation.

Cost of goods

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, the cost of SIM cards provided to our customers, the cost of software products sold and inventory obsolescence provision. Cost of handsets, accessories sold and SIM cards provided to customers as a percentage of our total revenues represented 8.5% in 2015 and 10.5% in 2016. The increase in 2016 was primarily attributable to the continuing growth in our handsets sales stimulated by aggressive smartphone pricing strategy aimed to counteract competitors' efforts to markedly increase their share of distribution in the market and drive further migration to higher value tariffs. We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers as well as modems for CDMA users.

        Generally, we provide SIM cards to our customers free of charge. The cost of SIM cards amounted to RUB 0,974 million in 2015 and RUB 0,940 million in 2016.

Selling, general and administrative expenses

        Our selling expenses comprise of all costs relating to the activities that do not directly increase the value of our products and services, but serve to secure sales. These costs consist primarily of:

  •
  expenses for advertising and promotion;

  •
  dealer commissions for the acquisition of new subscribers and cash collection;

  •
  personnel, utilities and maintenance costs incurred in the area of sales.

        Selling expenses have generally increased in prior years as subscribers number, market saturation and market competition have increased, as well as in connection with the further development of our brand and introduction of new value-added services. In 2016 and 2015, selling expenses comprised 12.3% and 11.8% of our total revenue, respectively. The increase of selling expenses in 2016 was mainly attributable to expansion of our retail network, number of opened stores increased by 25% in comparison to 2015.

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

        General and administrative expenses as a percentage of our total revenues represented 8.7% in 2015 and 9.3% in 2016. The increase of general and administrative expenses was mainly due to increase in our personnel costs and the release of provisions for VAT and custom duties recognized in 2015. General and administrative expenses as a percentage of revenue are expected to increase over time as a result of inflation.

Sundry Operating Income/Expenses

        Our sundry operating income/expenses include:

  •
  operating share of associates' profit;

  •
  provision for investments in distressed banks (impairment charges incurred in 2015);

  •
  impairment for goodwill and long-lived assets;

  •
  other operating expenses such as allowance for doubtful accounts, gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

        Sundry operating income/expenses as a percentage of our total revenues represented 0.6% and 0.1% as of December 31, 2015 and 2016, respectively. In 2016 sundry operating income amounted to RUB 222 million against operating expenses of RUB 2,480 in 2015. The income was mainly attributable to gain on sale of property, plant and equipment as well as compensation received from other operators for the transfer of our radio frequencies. Furthermore, the decrease of sundry operating expenses was due to reduction of allowance for doubtful accounts.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues increased to 18,7% for the year ended December 31, 2016 as compared to 18.2% of our total revenues for the year ended December 31, 2015. This increase was in line with our expectations, and we expect further increases in connection with our ongoing network development and modernization program and the build-out associated with our regional networks.

Finance costs

        Our finance costs for 2016 increased by RUB 713 million or 2.70% compared to 2015 and amounted to RUB 27,136 million. The increase was primarily attributable to the partial early redemption of our Eurobond due in 2020. We expect our finance costs to remain relatively stable in 2017.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of expenses incurred in such operations with certain exceptions.

        The statutory income tax rate in Russia is 20%. The statutory income tax rate in Ukraine is 18%. The effective tax rate applicable to our consolidated group in the year ended December 31, 2016, 2015 and 2014 was 22.4%, 20,8% and 25,8%, respectively. The effective tax rate differs from the statutory rate insignificantly, mainly as a result of items not liable for tax purposes, effect of the lower tax rates of subsidiaries and effect of the change in fair value of derivative financial instruments.

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

Currency fluctuations

        A majority of our capital expenditure and a part of our liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar or euro. A significant part of our financial assets and liabilities, denominated in U.S. dollars, excluding trade accounts receivables and payables, is hedged through financial instruments with various banks. We conduct our operations within the Russian Federation, Ukraine, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuate significantly against the U.S. dollar and euro. As a result of the fluctuations we may incur significant currency exchange gains/losses which may adversely affect our net income.

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2014	11.4%
2015	12.9%
2016	5.4%

Source: Federal State Statistics Service.

        The Ukrainian economy has been characterized by high rates of inflation:

Year	Inflation/(deflation) rate
2014	12.1%
2015	48.7%
2016	13.9%

  Source: State Statistics Committee of Ukraine.

        Inflation rates in Armenia and Turkmenistan in 2016 were estimated at 4.0% and 6.17%, respectively.

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

        Below is a list of our major acquisitions during 2014, 2015 and 2016.

Company	Type	Date of acquisition	Stake acquired	Purchase price
2014
Ozon Holdings Limited	e-commerce retailer	April 2014	10.8%	2,702
SMARTS-Ivanovo	Regional mobile operator	December 2014	100%	428
SMARTS-Ufa	Regional mobile operator	December 2014	100%	400
Penza-GSM	Regional mobile operator	December 2014	100%	2,039

				5,569

2015
Navigation Information Systems Group	Systems integrator for GLONASS satellite projects	January 2015	89.5%	44
NVision Group	System integrator and complex IT solutions provider	July - December 2015	100%	11,213
Stream	Content aggregator	December 2015	55%	1,650

				12,907

2016
Smarts-Yoshkar-Ola	Regional mobile operator	September 2016	100%	13

				13

Results of Operations

        Our management identified the following reportable segments: Russia convergent, Moscow fixed line and Ukraine. See "—Segments."

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2014	2015	2016
Total revenues
Russia convergent	340,732	357,518	363,678
Moscow fixed line	40,824	39,606	39,667
Ukraine	32,810	28,194	29,187
Other	11,094	17,214	25,514
Eliminations(1)	(14,782)	(15,893)	(22,354)

Total revenues as reported	410,678	426,639	435,692

Costs of services, excluding depreciation and amortization shown separately below, and cost of goods
Russia convergent	129,531	145,479	151,649
Moscow fixed line	12,965	12,702	12,985
Ukraine	11,941	11,327	13,297
Other	3,749	8,235	17,253
Eliminations(1)	(13,688)	(14,383)	(19,452)

Cost of services and cost of goods as reported	144,498	163,360	175,732

Sundry operating expenses(2)
Russia convergent	1,948	4,382	1,677
Moscow fixed line	(127)	(1,842)	(2,106)
Ukraine	4,908	1,743	(33)
Other	(3,283)	(149)	(3,047)
Eliminations(1)	47	39	172

Sundry operating expenses as reported	3,493	4,173	(3,337)

Selling, general and administrative expenses
Russia convergent	65,299	63,700	67,694
Moscow fixed line	6,809	7,294	7,038
Ukraine	5,773	5,210	6,019
Other	11,237	12,434	15,107
Eliminations(1)	(1,023)	(1,298)	(1,812)

Selling, general and administrative expenses as reported	88,095	87,340	94,046

Depreciation and amortization expenses
Russia convergent	57,647	61,266	60,285
Moscow fixed line	7,609	7,715	10,900
Ukraine	6,779	5,199	6,304
Other	2,771	3,743	4,232
Eliminations(1)	(72)	(80)	(139)

Depreciation and amortization expenses as reported	74,774	77,843	81,582

Operating profit
Russia convergent	86,310	82,691	82,375
Moscow fixed line	13,568	13,737	10,850
Ukraine	3,409	4,715	3,599
Other	(3,383)	(7,049)	(8,032)
Eliminations(1)	(46)	(171)	(1,123)

Operating profit as reported	99,858	93,923	87,669

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming, rent of channels and telecommunications infrastructure and integration.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of allowance for doubtful accounts, impairment of long-lived assets and goodwill, other operating expenses/(income), operating share of profit of associates and provision for investments in distressed banks.

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

Revenues and cost of services and cost of goods

        Consolidated revenues for the year ended December 31, 2016, increased by RUB 9,053 million, or 2.1%, to RUB 435,692 million from RUB 426,639 million for the year ended December 31, 2015. The principal reason for the growth of our consolidated revenues for the year ended December 31, 2016, was the large increase in the usage of voice and data tariffs by our subscribers (by RUB 4,811 million), which was mainly attributable to the increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The increase of our consolidated revenues for the year ended December 31, 2016 was also supported by the growth in revenues from sales of handsets and accessories by RUB 5,023 million and by the increase of revenues from sales of software products by RUB 3,718 million. The increase in sales of handsets and accessories by RUB 5,023 million resulted from active marketing initiatives and continued expansion of our retail operations. The increase in sales of software products is attributable to the acquisition of NVision group at the end of 2015.

        The decrease of our revenues from roaming fees of own subscribers by RUB 5,262 million in the year ended December 31, 2016 is attributable to promotion of tariff plans with reduced price per minute and overall decrease of consumption due to adverse changes in macroeconomic situation in Russia and Ukraine. Our consolidated mobile subscriber base increased and amounted to 104.6 million as of December 31, 2016 as compared to 101.4 million as of December 31, 2015. The decrease in the mobile churn rate in Russia to 39.0% from 39.6% in 2015 had an immaterial impact on our consolidated revenues.

        Consolidated cost of services and cost of goods for the year ended December 31, 2016 increased by RUB 12,372 million and amounted to RUB 175,372 million as compared to RUB 163,360 million for the year ended December 31, 2015 and comprised 40.3% and 38.3% as a percentage of consolidated revenues for the year ended December 31, 2016 and 2015, respectively. The increase was mainly attributable to the growth of cost of handsets and accessories by RUB 4,753 million, cost of software products by RUB 3,135, roaming expenses by RUB 1,941 million, salary and social contribution expenses by RUB 1,435 million, charges for network placement and electricity by RUB 1,883 million. The cost of handsets and accessories grew as percentage of consolidated revenues by 1.0% as a result of promoting sales of smartphones and aggressive pricing policy aimed to boost smartphone penetration. The increase in cost of software products is attributable to the acquisition of NVision Group at the end of 2015. The increase in roaming expenses is mainly attributable to the increase in traffic. The rise of the salary and social contributions resulted from the increase in number of employees. Electricity and rental charges for network placement increased due to inflation and growth of the number of rented sites.

        Russia convergent revenues for the year ended December 31, 2016, increased by 1.7% to RUB 363,678 million from RUB 357,518 million for the year ended December 31, 2015. The increase in Russia convergent revenues in the year ended December 31, 2016, was primarily due to the growth of revenues from voice and data tariffs by RUB 3,095 million, revenues from sales of handsets and accessories by RUB 4,738 million, revenues from sales of software products by RUB 2,093. Revenue from voice and data tariffs increased due to active promotion of such tariffs, significant volume of Internet traffic included and the constant improvement of services provided. Revenues from sales of handsets and accessories increased to RUB 44,738 million in the year ended December 31, 2016 from RUB 40,000 million in the year ended December 31, 2015 due to pricing strategy aimed to push subscribers data adoption and attract new subscribers. Revenues from sales of software products increased due to the acquisition of NVision group at the end of 2015. The decrease of our revenues from roaming fees from own subscribers by RUB 5,204 million as compared to the year ended

December 31, 2015 is attributable to overall decrease of consumption due to adverse changes in macroeconomic situation in Russia.

        Russia convergent cost of services and cost of goods for the year ended December 31, 2016, increased by 4.2% to RUB 151,649 million from RUB 145,479 million for the year ended December 31, 2015. The increase of Russia convergent cost of services and cost of goods was mainly attributable to the growth of cost of handsets, accessories and other goods by RUB 4,371 million, cost of software products by RUB 1,554 million and of charges for network placement and electricity by RUB 1,421 million. The growth in cost of handsets, accessories and other goods resulted from the increase in volume of sales of handsets and accessories sales by 11.8% in the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase in the cost of software products sold is attributable to the acquisition of NVision Group in the end of 2015. Electricity and rental charges for network placement increased due to inflation and growth of the number of rented sites. The growth of the Russia mobile cost of services and cost of goods was offset by reduction of interconnect expenses by RUB 2,756 million due to the decline of outgoing traffic volumes and cost of value added services by RUB 597 million resulted from the change in the structure of value added services sold in favor of high margin services.

        Moscow fixed line revenues for the year ended December 31, 2016, remained relatively stable and amounted to RUB 39,667 million as compared to RUB 39,606 million.

        Moscow fixed line cost of services and cost of goods for the year ended December 31, 2016, increased by 2.2% to RUB 12,985 million from RUB 12,702 million for the year ended December 31, 2015. The increase was primarily attributable to the growth of rent expenses by RUB 257 million as a result of rental rates indexation.

        Ukraine revenues increased by 3.5% to RUB 29,187 million in the year ended December 31, 2016, from RUB 28,194 million in the year ended December 31, 2015, primarily due to the active marketing campaigns to promote Vodafone brand and maintain subscribers' loyalty.

        Ukraine cost of services and cost of goods increased by 17.4% to RUB 13,297 million in the year ended December 31, 2016, from RUB 11,327 million in the year ended December 31, 2015. The increase was attributable to the growth of roaming expenses by RUB 1,600 million due to the significant traffic growth attributable to the dramatic tariffs decrease.

        Other countries and business activities revenues for the year ended December 31, 2016, increased to RUB 25,514 million from RUB 17,214 million for the year ended December 31, 2015. The growth of revenue by RUB 8,299 million resulted from the acquisition of NVision Group in the end of 2015.

        Other countries and business activities cost of goods for the year ended December 31, 2016, increased to RUB 17,253 million from RUB 8,235 million for the year ended December 31, 2015 due to the acquisition of NVision Group in the end of 2015.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2016, decreased by RUB 7,510 million. We generated income of RUB 3,337 million and expense of RUB 4,173 million for the year ended December 31, 2016 and 2015, respectively. These amounts comprised (0.8)% and 1.0% as a percentage of consolidated revenue for the year ended December 31, 2016 and 2015. In the year ended December 31, 2015 consolidated sundry operating expenses included impairment of goodwill in Armenia in the amount of RUB 3,516 million and impairment charges related to distressed Ukrainian banks in the amount of RUB 1,698 million. In the year ended December 31, 2016 consolidated sundry operating income included compensation from other operators for the transfer of our radio frequencies in the amount of RUB 848 million (income). The decrease in bad debt provision in Russia in the year ended December 31, 2016 also contributed to the decrease in consolidated sundry operating expenses.

        Russia convergent sundry operating expenses for the year ended December 31, 2016, decreased by 62% or RUB 2,705 million to RUB 1,677 million from RUB 4,382 million for the year ended December 31, 2015 and comprised 0.5% and 1.2% of Russia convergent revenues for the year ended December 31, 2016 and 2015, respectively. In the year ended December 31, 2016 Russia convergent sundry operating expenses included compensation from other operators for submitted radio frequencies in the amount of RUB 848 million (income). The decrease in bad debt provision in Russia corresponding with decrease in trade receivables in the year ended December 31, 2016 also contributed to the decrease in Russia convergent sundry operating expenses.

        Moscow fixed line sundry operating income for the year ended December 31, 2016, increased by RUB 264 million to RUB 2,106 million from RUB 1,842 million for the year ended December 31, 2015. Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues increased to 5.3% for the year ended December 31, 2016, from 4.7% for the year ended December 31, 2015. The increase of Moscow fixed line sundry operating income was mainly attributable to the compensation received for cable communication lines accidentally demolished by other entities.

        Ukraine sundry operating expenses for the year ended December 31, 2016, decreased by RUB 1,776 million to income of RUB 33 million from expense of RUB 1,743 million for the year ended December 31, 2015. Ukraine sundry operating expenses as a percentage of Ukraine revenues comprised (0.1)% for the year ended December 31, 2016 and 6.2% for the year ended December 31, 2015. Ukraine sundry operating expenses for the year ended December 31, 2015 included impairment charges related to distressed Ukrainian banks in the amount of RUB 1,698 million.

        Other countries and business activities sundry operating income for the year ended December 31, 2016, increased by RUB 2,898 million to RUB 3,047 million from RUB 149 million for the year ended December 31, 2015. In the year ended December 31, 2015 other countries and business activities sundry operating income was decreased by impairment of goodwill in Armenia in the amount of RUB 3,516 million.

Selling, general and administrative expenses

        Consolidated selling, general and administrative expenses for the year ended December 31, 2016, increased by 7.7%, or RUB 6,706 million, to RUB 94,046 million from RUB 87,340 million for the year ended December 31, 2015. Salary expenses and related social contributions increased by RUB 4,321 million amounting to 10.2% of consolidated revenues for the year ended December 31, 2016 compared to 9.4% of consolidated revenues for the year ended December 31, 2015 due to indexation of salaries and increase in number of employees. Rent expenses as a percentage of consolidated revenues increased to 2.1% for the year ended December 31, 2016 compared to 1.6% for the year ended December 31, 2015 mainly due to expansion of own retail network. Taxes other than income tax as a percentage of consolidated revenues increased to 0.9% for the year ended December 31, 2016 compared to 0.5% for the year ended December 31, 2015 mainly due to recognition of a gain from release of provision for custom duties and VAT in 2015. Dealers commissions as a percentage of consolidated revenues decreased to 1.5% for the year ended December 31, 2016 compared to 2.1% for the year ended December 31, 2015 mainly due to expansion of own retail network.

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2016, increased to RUB 67,694 million, or 18.6% of Russia convergent revenue, from RUB 63,700 million, or 17.8% of Russia convergent revenue, for the year ended December 31, 2015. Salary expenses and related social contributions increased by RUB 1,690 million amounting to 8.1% of Russia convergent revenues for the year ended December 31, 2016 compared to 7.7% of Russia convergent revenues for the year ended December 31, 2015 due to indexation of salaries and increase in number of employees. Taxes other than income tax as a percentage of Russia convergent revenues increased to 0.6% for the year ended December 31, 2016 compared to 0.1% for the year ended December 31, 2015. In the year 2015 we recorded a gain from release of provision for custom duties and VAT in the amount of RUB 2,480. Rent expenses as a percentage of Russia convergent revenues increased to 2.4% for the year ended December 31, 2016 compared to 1.9% for the year ended December 31, 2015 mainly due to expansion of own retail network. Dealers commissions as a percentage of Russia convergent revenues decreased to 1.5% for the year ended December 31, 2016 compared to 2.2% for the year ended December 31, 2015 mainly due to expansion of own retail network.

        Moscow fixed line selling, general and administrative expenses for the year ended December 31, 2016, decreased by RUB 256 million, to RUB 7,038 million, or 17.7% of Moscow fixed line revenue, from RUB 7,294 million, or 18.4% of Moscow fixed line revenue, for the year ended December 31, 2015.

        Ukraine selling, general and administrative expenses for the year ended December 31, 2016, increased to RUB 6,019 million from RUB 5,210 million for the year ended December 31, 2015 mainly due to growth of dealers commisision related to revenue sharing resulting from active use of services introduced in partnership with Vodafone as well as expenses related to use of Vodafone trade mark.

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2016, increased by 21.5% to RUB 15,107 million from RUB 12,434 million for the year ended December 31, 2015. Other countries and business activities selling, general and administrative expenses grew as a result of an increase in salary and related social contributions due to an annual indexation (growth of RUB 1,947 million), costs of advertising campaigns carried out by our Sputnikovoe TV subsidiary (increase by RUB 278 million), as well as expenses incurred by our operating segment System Integrator acquired at the end of 2015.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs and other intangible assets for the year ended December 31, 2016, increased by 4.8% to RUB 81,582 million from RUB 77,843 million for the year ended December 31, 2015 due to the development of our network infrastructure.

        Russia convergent depreciation and amortization for the year ended December 31, 2016, decreased by 1,6% to RUB 60,285 million from RUB 61,266 million for the year ended December 31, 2015 mainly due to reduced volume of constructions of network and base stations.

        Moscow fixed line depreciation and amortization for the year ended December 31, 2016 increased by 41.3% and amounted to RUB 10,900 million as compared to RUB 7,715 million for the year ended December 31, 2015. The growth resulted from the continued development of our network infrastructure.

        Ukraine depreciation and amortization for the year ended December 31, 2016, increased by RUB 1,105 million to RUB 6,304 million from RUB 5,199 million for the year ended December 31, 2015. The growth is attributable to the development of 3G network in Ukraine and it was partially offset by the depreciation of hryvnia against ruble.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2016, increased by RUB 489 million to RUB 4,232 million from RUB 3,743 million for the year ended December 31, 2015. The increase is mainly attributable to weakening of the Russian ruble as compared to Armenian dramm.

Operating profit

        Consolidated operating profit declined by RUB 6,254 million from RUB 93,923 million in the year ended December 31, 2015 to RUB 87,669 million in the year December 31, 2016 mainly due to decrease in operating profit of Moscow fixed line and Ukraine segments.

        Russia convergent operating profit for the year ended December 31, 2016, remained stable, it totaled to RUB 82,375 million and RUB 82,691 million for the year ended December 31, 2016 and 2015, respectively. Russia convergent operating profit decreased as a percentage of Russia convergent revenues from 23.1% for the year ended December 31, 2015, to 22.7% for the year ended December 31, 2016, due to decline of Russia convergent gross margin to 58.7% for the year ended December 31, 2016 from 59.4% for the year ended December 31, 2015. The decline of the Russia convergent gross margin resulted from lower margin on sale of goods due to aggressive pricing policy, inflationary rise of salaries and social contributions as well as other direct costs. In addition, Russia convergent operating profit for the year ended December 31, 2016 decreased due to inflationary rise of salaries of sales and marketing and general and adminidtrative personnel (growth of RUB 1,690 million), higher taxes other than income (change by RUB 2,030 — in the year 2015 we recorded a gain from release of provision for custom duties and VAT in the amount of RUB 2,480) as well as high sales and marketing rent expenses resulting from expansion of own retail network (change by RUB 2,237 RUB). The decribed negative effects were partially offset by gain from compensation of radiofrequencies won by other operators (RUB 848 million), decrease of dealers commissions resulting from expansion of own retail network (RUB 2,516 million), decline in depreciation and amortization expenses by RUB 981 million and in provision for bad debt in the amount of RUB 807 million.

        Moscow fixed line operating profit for the year ended December 31, 2016, decreased by 21.0% to RUB 10,850 million from RUB 13,737 million for the year ended December 31, 2015. Moscow fixed line operating profit declined as a percentage of Moscow fixed line revenues to 27.3% for the year ended December 31, 2016 from 34.7% for the year ended December 31, 2015 due to increased depreciation and amortization expense (growth of RUB 3,185 million or 41.2%) resulting from network development.

        Ukraine operating profit for the year ended December 31, 2016, decreased by 23.7% to RUB 3,599 million for the year, ended December 31, 2016 compared to RUB 4,715 million for the year ended December 31, 2015. Ukraine operating profit reduced as a percentage of Ukraine revenues to 12.3% for the year ended December 31, 2016, from 16.7% for the year ended December 31, 2015. The decrease in operating income due to depreciation of Ukrainian Hryvnia totaled to RUB 230 million. Ukraine gross margin decreased from 59.8% for the year ended December 31, 2015 to 54.5% for the year ended December 31, 2016 due to increase in roaming expenses by 207.5% (roaming initiatives in 2016). Furthermore, Ukraine operating profit for the year ended December 31, 2015 was affected by increase of depreciation and amortization expenses (21.3% due to build out of 3G network) as well as sales and marketing expenses (24.3% due to growth of dealers commisision related to revenue sharing resulting from active use of services introduced in partnership with Vodafone as well as expenses related to use of Vodafone trade mark).

        Other countries and business activities operating loss for the year ended December 31, 2016, increased by 13.9% to RUB 8,032 million from RUB 7,049 million for the year ended December 31, 2015. The increase in operating loss was mainly attributable to increase of operating loss of MTS Group Headquarter (growth of RUB 1,768 million due to higher personnel expenses), higher operating loss of our Sputnikovoe TV subsidiary (growth of RUB 591 million due to higher advertising costs (change by RUB 278 million), in addition in 2015 Sputnikovoe TV recorded gain from disposal of transponders in the amount of RUB 277 million, which positively effected 2015 operating profit) as well as increased operating loss of included NVision subsidiaries (change by RUB 461 million, last year operating loss is included from acquisition date and not for the full year as in 2016). Positive effect of dynamics of other countries and business activities operating loss resulted from our business in Armenia, in the financial year ended December 31, 2016 operating profit of MTS Armenia totaled to RUB 460 million against operating loss of RUB 1,595 million for the financial year ended December 31, 2015 (in 2015 we recorgnised an impairment loss for goodwill in Armenia in the amount of RUB 3,516 million).

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction gain for the year ended December 31, 2016, was RUB 3,241 million, compared to the loss of 6,154 million for the year ended December 31, 2015. The gain recognized in the year ended December, 31 2016 was mainly attributable to the appreciation of the Russian ruble against U.S. dollar and euro during the year ended December 31, 2016.

Finance costs

        Consolidated finance costs for the year ended December 31, 2016, increased by RUB 714 million, or 2.70%, to RUB 27,136 million from RUB 26,422 million for the year ended December 31, 2015, primarily as a result of the partial early redemption of our Eurobonds due in 2020.

Equity in net income of associates

        Non-operating share of the profit or loss of associates for the year ended December 31, 2016 decreased by RUB 2,494 million to a loss of RUB 1,287 million compared to a loss of RUB 3,781 million for the year ended December 31, 2015. The decrease results mainly from a smaller loss at MTS Bank in the year ended December 31, 2016.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2016 increased to RUB 317 million, as compared to the income of RUB 54 million for the year ended December 31, 2015 due to decrease of the gain on sale of foreign currencies in the year ended December, 31 2016.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2016 increased by 8.7% to RUB 15,138 million from RUB 13,931 million for the year ended December 31, 2015 mainly due to increase in the effective tax rate. The effective tax rate increased to 22.4% in the year ended December 31, 2016, from 20.8% in the year ended December 31, 2015 mainly as a result of increase in earnings distributions from subsidiaries, partly offset by decrease of expenses not deductible for tax purposes (in particular, decrease of impairment of goodwill in Armenia) and as a result of lower contribution of UMC income, taxed at lower rate.

Net loss/income attributable to the non-controlling interest

        Net loss attributable to the non-controlling interest for the year ended December 31, 2016 totaled to RUB 24 million compared to RUB 2,085 million for the year ended December 31, 2015. The loss for the year ended December 31, 2015 is mainly attributable to the non-controlling interest in the amount of RUB 2,834 million recognized in relation to UMS, our subsidiary in Uzbekistan.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2016, decreased by RUB 1,015 million, or 2.1%, to RUB 48,474 million, compared to RUB 49,489 million for the year ended December 31, 2015. Net income as a percentage of revenues was 11.1% in the year ended

December 31, 2016, and 11.6% in the year ended December 31, 2015. Net income attributable to the Group for the year ended December 31, 2016, as compared to the year ended December 31, 2015, decreased primarily due the following factors: decreased operating profit (RUB 6,256 million—please refer to explanation of the decrease above), lower finance income due to reduced volume of investments in deposits and loans (RUB 3,095 million), higher income tax expense (RUB 1,208 million—higher taxable profit due to currency exchange gain in 2016) as well as increased finance costs (RUB 713 million, thereof 3,044 attributable to repurchase of Eurobonds 2020). Negative effects were primarily offset by currency exchange gain recorded in 2016 (effect compared to loss in 2015—RUB 9,395 million).

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

Revenues and cost of services and cost of goods

        Consolidated revenues for the year ended December 31, 2015, increased by RUB 15,961 million, or 3.9%, to RUB 426,639 million from RUB 410,678 million for the year ended December 31, 2014. The principal reason for the growth of our consolidated revenues for the year ended December 31, 2015, was the large increase in the usage of voice & data services by our subscribers (by RUB 7,663 million), which was mainly attributable to our active promotion of such tariffs, an increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of services. The increase of our consolidated revenues for the year ended December 31, 2015 was also supported by the growth in revenues from sales of handsets and accessories by RUB 10,945 million. The increase in sales of handsets and accessories by RUB 10,945 million resulted from active marketing initiatives and continued expansion of our retail operations.

        The decrease of our revenues from roaming fees of own subscribers by RUB 4,250 million in the year ended December 31, 2015 is attributable to promotion of tariff plans with reduced price per minute and overall decrease of consumption due to adverse changes in macroeconomic situation in Russia and Ukraine. Our consolidated mobile subscriber base increased and amounted to 101.4 million as of December 31, 2015 as compared to 98.8 million as of December 31, 2014. The decrease in the mobile churn rate in Russia to 39.6% from 41.0% in 2014 had an immaterial impact on our consolidated revenues.

        Consolidated cost of services and cost of goods for the year ended December 31, 2015 increased by RUB 18,862 million and amounted to RUB 163,360 million as compared to RUB 144,498 million for the year ended December 31, 2014 and comprised 38.3% and 35.2% as a percentage of consolidated revenues for the year ended December 31, 2015 and 2014, respectively. The increase was mainly attributable to the growth of cost of handsets and accessories by RUB 10,820 million, roaming expenses by RUB 4,780 million, salary and social contribution expenses by RUB 1,797 million, charges for network placement and electricity by RUB 2,948 million. The cost of handsets and accessories grew as percentage of consolidated revenues by 2.3% as a result of promoting sales of smartphones and aggressive pricing policy aimed to boost smartphone penetration. The increase in roaming expenses is mainly attributable to the appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2015. The rise of the salary and social contributions resulted from the increase in number of employees. Electricity and rental charges for network placement increased due to inflation and growth of the number of rented sites.

        Russia convergent revenues for the year ended December 31, 2015, increased by 4.9% to RUB 357,518 million from RUB 340,732 million for the year ended December 31, 2014. The increase in Russia convergent revenues in the year ended December 31, 2015, was primarily due to the growth of revenues from voice & data tariffs by RUB 8,796 million, revenues from sales of handsets and accessories by RUB 10,635 million Revenues from voice & data services as a percentage of Russia convergent revenues in the year ended December 31, 2015, grew as a result of new marketing initiatives aimed at stimulating greater usage of Internet driven tariffs among our subscribers and the overall improvement of quality of these services. Revenues from sales of handsets and accessories increased to RUB 40,000 million in the year ended December 31, 2015 from RUB 29,366 million in the year ended December 31, 2014 due to aggressive pricing strategy aimed to push subscribers data adoption and attract new subscribers. The decrease of our revenues from roaming fees from own subscribers by RUB 3,934 million as compared to the year ended December 31, 2014 is attributable to promotion of tariff plans with reduced price per minute and overall decrease of consumption due to adverse changes in macroeconomic situation in Russia.

        Russia convergent cost of services and cost of goods for the year ended December 31, 2015, increased by 12.3% to RUB 145,479 million from RUB 129,531 million for the year ended December 31, 2014. The increase of Russia convergent cost of services and cost of goods was mainly attributable to the growth of cost of handsets, accessories and other goods by RUB 10,580 million, roaming expenses by RUB 4,037 million and of salary and social contributions by RUB 1,520 million. The growth in cost of handsets, accessories and other goods resulted from the increase in volume of sales of handsets and accessories sales by 36.2% in the year ended December 31, 2015 as compared to the year ended December 31, 2014. Roaming expenses grew due to the appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2015 which affected our roaming expenses in ruble terms. The rise of salary and social contribution resulted mainly from the increase in number of employees. The growth of the Russia mobile cost of services and cost of goods was offset by reduction of interconnect expenses by RUB 2,058 million due to the decline of outgoing traffic volumes and cost of value added services by RUB 755 million resulted from the change in the structure of value added services sold in favor of high margin services.

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

        Moscow fixed line cost of services and cost of goods for the year ended December 31, 2015, decreased by 2.0% to RUB 12,702 million from RUB 12,965 million for the year ended December 31, 2014. The decrease was primarily attributable to the reduction of interconnect and line rental expenses by RUB 685 million due to overall decline in outgoing traffic volume. The decrease of cost of services and cost of goods in 2015 was partially offset by growth of rent expenses by RUB 618 million as a result of rental rates indexation.

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

        Other countries and business activities revenues for the year ended December 31, 2015, increased to RUB 17,214 million from RUB 11,094 million for the year ended December 31, 2014. The growth of revenue by RUB 2,631 million resulted from acquisition of NVision Group in the end of 2015. Depreciation of Russian ruble against local currencies (Armenian dram and Turkmenian manat) caused the increase of revenue by RUB 3,914 million that was partially offset by the decline of local and international calling in Armenia driven by macroeconomic factors.

        Other countries and business activities cost of goods for the year ended December 31, 2015, increased to RUB 8,235 million from RUB 3,749 million for the year ended December 31, 2014 mainly due to acquisition of NVision Group in the end of 2015 (RUB 2,581 million) and depreciation of Russian ruble against local currencies — Armenian dram and Turkmenian manat (RUB 1,107 million).

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2015, increased by RUB 680 million to RUB 4,173 million from RUB 3,493 million for the year ended December 31, 2014 due to a number of factors described below and comprised 1.0% and 0.9% as a percentage of consolidated revenue for the year ended December 31, 2015 and 2014.

        Russia convergent sundry operating expenses for the year ended December 31, 2015, increased by 125% to RUB 4,382 million from RUB 1,948 million for the year ended December 31, 2014 and comprised 1.2% and 0.6% of Russia convergent revenues for the year ended December 31, 2015 and 2014, respectively. The increase of Russia convergent sundry operating expenses was mainly attributable to the growth in bad debt provision corresponding with increase in trade receivables.

        Moscow fixed line sundry operating income for the year ended December 31, 2015, increased by RUB 1,714 million to RUB 1,842 million from RUB 127 million for the year ended December 31, 2014. Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues increased to 4.7% for the year ended December 31, 2015, from 0.3% for the year ended December 31, 2014. The increase of Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues was mainly attributable to the increase of the compensation received for cable communication lines accidentally demolished by other entities and proceeds from sale of copper cable.

        Ukraine sundry operating expenses for the year ended December 31, 2015, decreased by 64.5% or RUB 3,165 million to RUB 1,743 million from RUB 4,908 million for the year ended December 31, 2014. Ukraine sundry operating expenses as a percentage of Ukraine revenues decreased to 6.2% for the year ended December 31, 2015, from 15.0% for the year ended December 31, 2014 due to reduction of impairment charges related to distressed Ukrainian banks to RUB 1,698 million in the year ended December 31, 2015 from RUB 5,138 million in the year ended December 31, 2014.

        Other countries and business activities sundry operating income for the year ended December 31, 2015, decreased by RUB 3,134 million to RUB 149 million from RUB 3,283 million for the year ended December 31, 2014. In the year ended December 31, 2015 other countries and business activities sundry operating income was decreased by impairment of goodwill in Armenia in the amount of RUB 3,516 million.

Selling, general and administrative expenses

        Consolidated selling, general and administrative expenses for the year ended December 31, 2015, decreased by 0.9%, or RUB 755 million, to RUB 87,340 million from RUB 88,095 million for the year ended December 31, 2014. Salary expenses and related social contributions increased by RUB 3,037 million amounting to 9.4% of consolidated revenues for the year ended December 31, 2015 compared to 9.0% of consolidated revenues for the year ended December 31, 2014 due to indexation of salaries and increase in number of employees. Dealer commissions as a percentage of consolidated revenues declined to 2.1% for the year ended December 31, 2015 compared to 2.6% for the year ended December 31, 2014 mainly due to focus on proprietary retail network after cessation of cooperation with Svyaznoy. Advertising and marketing expenses increased by 13.6%, or RUB 1,144 million, to RUB 9,543 million for the year ended December 31, 2015, from RUB 8,399 million for the year ended December 31, 2014 due to the growth of the number of advertising campaigns aided to promote new services and attract subscribers. Taxes other than income tax as a percentage of consolidated revenues declined to 0.5% for the year ended December 31, 2015 compared to 1.4% for the year ended December 31, 2014 mainly due to reversal of tax reserves for uncertain tax positions in Russia and decreasing non-taxable expenses in Ukraine.

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2015, decreased to RUB 63,700 million, or 17.8% of Russia convergent revenue, from RUB 65,299 million, or 19.2% of Russia convergent revenue, for the year ended December 31, 2014. Dealer commissions as a percentage of Russia convergent revenues declined to 2.2% for the year ended December 31, 2015, compared to 2.9% for the year ended December 31, 2014 mainly due to focus on proprietary retail network after cessation of cooperation with Svyaznoy. Advertising and marketing expenses as a percentage of Russia convergent revenues increases to 2.1% for the year ended December 31, 2015, compared to 1.9% for the year ended December 31, 2014 as a result of inflation, promotion of new services and efforts to increase customer base. Salary expenses and related social contributions increased by RUB 1,690 million amounting to 7.7% of Russia convergent revenues for the year ended December 31, 2015 compared to 7.7% of Russia convergent revenues for the year ended December 31, 2014 due to indexation of salaries and increase in number of employees. Taxes other than income tax as a percentage of Russia convergent revenues declined to 0.1% for the year ended December 31, 2015 compared to 1.0% for the year ended December 31, 2014. The decrease relates to reserves for uncertain tax positions reversed in the year ended December 31, 2015.

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

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2015, increased by 10.7% to RUB 12,434 million from RUB 11,237 million for the year ended December 31, 2014. The increase was mainly attributable to the appreciation of the Armenian dram and Turkmen manat against the Russian ruble (growth by RUB 584 million and RUB 315 million respectively), higher advertising costs of our Sputnikovoe TV subsidiary (growth by RUB 130 million), as well as increased expenses due to acquisition of companies included in operating segment System Integrator in December 2015 (change by RUB 205 million).

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs and other intangible assets for the year ended December 31, 2015, increased by 4.2% to

RUB 77,843 million from RUB 74,734 million for the year ended December 31, 2014. The consolidated depreciation and amortization expenses grew as a result of growth of amortization charges for intangible assets of Russia convergent by RUB 3,109 million caused by renewal of our billing and other software.

        Russia convergent depreciation and amortization for the year ended December 31, 2015, increased by 6.3% to RUB 61,265 million from RUB 57,647 million for the year ended December 31, 2014 mainly due to growth of amortization charges for intangible assets caused by renewal of our billing and other software.

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

        Other countries and business activities depreciation and amortization for the year ended December 31, 2015, increased by RUB 972 million to RUB 3,743 million from RUB 2,771 million for the year ended December 31, 2014. The increase is mainly attributable to the reentrance into Uzbekistan in September 2014.

Operating profit

        Consolidated operating profit declined by RUB 5,935 million from RUB 99,858 million in the year ended December 31, 2014 to RUB 93,923 million in the year December 31, 2015 mainly due to decrease in operating profit of "Russia convergent" and "Other countries and business activities" segments.

        Russia convergent operating profit for the year ended December 31, 2015, declined by 4.2% to RUB 82,692 million from RUB 86,310 million for the year ended December 31, 2014. Russia convergent operating profit also decreased as a percentage of Russia convergent revenues from 25.3% for the year ended December 31, 2014, to 23.1% for the year ended December 31, 2015, due to decline of Russia convergent gross margin to 59.3% for the year ended December 31, 2015 from 62.0% for the year ended December 31, 2014. The decline of the of Russia convergent gross margin resulted from lower margin on sale of goods due to aggressive pricing policy, inflationary rise of salaries and social contributions and growth of roaming expenses due to depreciation of Russian rubles against EUR and USD.

        Moscow fixed line operating profit for the year ended December 31, 2015, increased by 1.2% to RUB 13,738 million from RUB 13,568 million for the year ended December 31, 2014. Moscow fixed line operating profit grew as a percentage of Moscow fixed line revenues to 34.7% for the year ended December 31, 2015 from 33.2% million for the year ended December 31, 2014 due to increased compensation received for cable communication lines accidentally demolished by other entities and additional income from sale of copper cable.

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

        Other countries and business activities operating loss for the year ended December 31, 2015, increased by 108.4% to RUB 7,049 million from RUB 3,383 million for the year ended December 31, 2014. The increase in operating loss was mainly attributable to impairment of goodwill in Armenia in the amount of RUB 3,516 million.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction loss for the year ended December 31, 2015, was RUB 6,154 million, compared to the loss of 17,926 million for the year ended December 31, 2014. We conduct our operations within the Russian Federation, Ukraine, Turkmenistan and Armenia and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2015 and 2014, and the currency exchange and transaction gains/losses we incurred were primarily due to the translation effect of our U.S. dollar and euro-denominated debt and deposits as of December 31, 2015 and 2014. The decreases in losses recognized in the year ended December, 31 2015 as compared to those recorded in the year ended December, 31, 2014 were mainly due to deceleration of depreciation of the Russian ruble against U.S. dollar and Euro during the year ended December 31, 2015.

Finance costs

        Consolidated finance costs for the year ended December 31, 2015, increased by RUB 9,170 million, or 53.2%, to RUB 26,422 million from RUB 17,252 million for the year ended December 31, 2015, primarily as a result of the increase in our total indebtedness.

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

Other expenses (income), net

        Consolidated other income for the year ended December 31, 2015 increased to RUB 54 million, as compared to the expenses of RUB 936 million for the year ended December 31, 2014 due to growth of the gain on sale of foreign currencies in the year ended December, 31 2015.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2015 decreased by 12.4% to RUB 13,931 million from RUB 15,909 million for the year ended December 31, 2014 mainly as a result of decrease in income before provision for income taxes, enhanced by a decrease in the effective tax rate. The effective tax rate decreased to 20.8% in the year ended December 31, 2015, from 25.8% in the year ended December 31, 2014 mainly as a result of decrease in earnings distributions from subsidiaries, partly offset by higher level of expenses not deductible for tax purposes (in particular, impairment of goodwill in Armenia) and as a result of lower contribution of change in fair value of derivative financial instruments.

Net loss/income attributable to the non-controlling interest

        Net loss attributable to the non-controlling interest for the year ended December 31, 2015 totaled to RUB 2,085 million compared to net income attributable to the non-controlling interest of RUB 190 million for the year ended December 31, 2014. The loss is mainly attributable to the non-controlling interest in the amount of RUB 2,834 million recognized in relation to UMS, our former subsidiary in Uzbekistan.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2015, decreased by RUB 1,817 million, or 3.5%, to RUB 49,489 million, compared to RUB 51,306 million for the year ended December 31, 2014. Net income as a percentage of revenues was 11.5% in the year ended December 31, 2015, and 12.5% in the year ended December 31, 2014. Net income attributable to the Group for the year ended December 31, 2015, as compared to the year ended December 31, 2014, decreased primarily due the following factors: impairment of goodwill in Armenia (RUB 3,516 million), increased loss from discontinued operations in Uzbekistan (RUB 11,443 million), higher finance cost (RUB 9,170 million) and increased depreciation and amortization expenses (RUB 3,109 million). Negative effects were partially offset by the lower amount of impairment of investments in distressed Ukrainian banks (RUB 3,440 million), decrease in currency exchange and translation loss (RUB 11,772 million), higher finance income (RUB 3,849 million), lower non-operating share of loss of associates (RUB 2,757 million, thereof RUB 3,225 million impairment of investment in MTS Bank recognized in 2014),positive change in fair value of liability related to put option agreement in Armenia (RUB 1,273 million) and higher loss attributable to non-controlling interest (RUB 2,275 million).

B.    Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $3.0 billion (RUB 92.8 billion at the date of transactions) through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 106 billion. Our bank loans consist of U.S. dollar-, euro-, Czech crown- and ruble- denominated borrowings totaling approximately RUB 195.1 billion as of December 31, 2016. We repaid approximately RUB 90.2 billion of indebtedness in 2016. As of December 31, 2016, the total amount available to us under our credit facilities amounted to RUB 40.9 billion. We had total indebtedness of approximately RUB 284.3 billion as of December 31, 2016, including capital lease obligations, compared to approximately RUB 345.9 billion as of December 31, 2015. Our total finance costs for the years ended December 31, 2015 and 2016, was RUB 26.4 billion and RUB 27.1 billion, net of amounts of interest capitalized, respectively. See Note 15 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2014, 2015 and 2016 were RUB 91,929 million, RUB 106,537 million and RUB 86,149 million respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. We expect our total capital expenditures in 2017 to be approximately 20% of our total 2016 revenue. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to continue with the roll out of LTE networks throughout Russia as well as the development of our proprietary retail chain in Russia. We expect that the development of LTE networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In December 2014 we acquired controlling interests in a number of mobile operators in certain regions of Russia (SMARTS-Ivanovo, SMARTS-Ufa and Penza-GSM) for cash payment of RUB 2,867 million. In December 2014, we increased our interest in MTS Bank from 26.3% to 27.0% through participation in an additional share issue of MTS Bank. In April 2014, we acquired a 10.82% stake in OZON Holdings Limited through the purchase of OZON Holdings Limited's additional share issuance amounting to USD 75 million (RUB 2,702 million). In January 2015, the Group acquired 89.5% of Navigation Information Systems from Sistema for RUB 44 million. In July and December 2015, we acquired 100% share in the holding company NVision Group from subsidiaries of Sistema for RUB 11.2 billion. In December 2015, the Group increased its share in Stream from 45% to 100% for RUB 1,650 million. In February 2016, we acquired 946,347 ordinary shares of MTS Bank, placed as part of an earlier approved additional issue, for a total consideration of RUB 1,325 million. In November 2016 the Group acquired 2,637,310 ordinary shares of MTS Bank of 10,000,000 shares, placed as a part of an earlier approved additional share issuance, for a total consideration of RUB 2,769 million. In September 2016, the Group acquired 100% of the shares of Smarts-Yoshkar-Ola CJSC ("Smarts-Yoshkar-Ola"), operating in the Republic of Mari El and holding rights to use 1800 MHz radio frequencies for RUB 13 million.

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

        We expect to refinance our existing debt when it becomes due. For scheduled maturities of debt principal outstanding as of December 31, 2016 see Note 15 of our audited consolidated financial statements.We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 48.94% of our total charter capital (50.03% excluding treasury shares) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. Our shareholders approved semi-annual dividends for 2014 in the amount of RUB 12,812 million (including dividends on treasury shares in the amount of RUB 480.5 million). Our shareholders approved annual cash dividends for the year 2014 in the amount of RUB 40,419 million (including dividends on treasury shares in the amount of RUB 1,516 million), semi-annual dividends for 2015 in the amount of RUB 11,593 million (including dividends on treasury shares in the amount of RUB 434.8 million), annual dividends for 2015 in the amount of RUB 27,997 million (including dividends on treasury shares in the amount of RUB 119 million), semi-annual dividends for 2016 in the amount of RUB 23,961 million (including dividends on treasury shares in the amount of RUB 102 million). As of December 31, 2016 and 2015 dividends payable were RUB 87.0 and

32.0 million, respectively, and included in the trade and other payables of the statement of financial position.

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

        As of December 31, 2016, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2016, our notes consisted of the following:

	Currency	Annual interest rate (actual rate at December 31, 2016)	Amount
MTS International Notes due 2020	USD	8.625%	18,537
MTS International Notes due 2023	USD	5.00%	28,218
MTS PJSC Notes due 2017	RUB	8.70%	9,995
MTS PJSC Notes due 2023	RUB	8.25%	9,984
MTS PJSC Notes due 2020	RUB	9.25%	1,448
MTS PJSC Notes due 2018	RUB	10.00%	6
MTS PJSC Notes due 2021 - 2022 (V series)	RUB	0.25%	12
MTS PJSC Notes due 2031	RUB	9.40%	9,986

Total notes			78,186
Less: current portion			(11,389)

Total notes, long-term			66,797

        The Group has an unconditional obligation to repurchase certain MTS PJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2020	November 2017
MTS PJSC Notes due 2023	March 2018
MTS PJSC Notes due 2031	August 2018

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also prohibited from having any judgment, decree or order for payment of money in an amount of $75.0 million (RUB 4,549.3 million as of December 31, 2016) for MTS International Notes due 2023 and MTS International Notes due 2020 unsatisfied for more than 60 days without being appealed, discharged or waived. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

        We were in compliance with all our note covenants as of December 31, 2016.

Bank loans

        As of December 31, 2016, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2016)	December 31, 2016
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2017 - 2020	LIBOR + 1.15% (2.468%)	25,394
Citibank	2017 - 2024	LIBOR + 0.9% (2.218%)	12,812
Skandinavska Enskilda Banken AB	2017	LIBOR + 0.23% - 1.8% (1.543% - 3.118%)	1,163

			39,369
EUR-denominated:
LBBW	2017	EURIBOR + 1.52% (1.30%)	296
Credit Agricole Corporate Bank and BNP Paribas	2017 - 2018	EURIBOR + 1.65% (1.43%)	876

			1,172
RUB-denominated:
Sberbank(1)	2017 - 2021	8.45% - Central Bank key rate + 0.90% (10.90%)	144,813
Citibank	2017	9.9%	2,400
Gasprombank	2017	10.9%	4,000
KB Platina	2017	8%	250
Notes in REPO	2017	10.24% - 10.39%	2,588
Other	2017 - 2025	Various	283

			154,334
Other currencies:
Various financial institutions	2017-2020	Various	213

			213
Total bank loans			195,088
Less: current portion			(35,188)

Total bank loans, long-term			159,900

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

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or to undertake any form of capital reduction. Most of the loans also include an event of default involving an unsatisfied judgment against us in excess of $75.0 million (RUB 4,549 million as of December 31, 2016) for a period of over 60 consecutive calendar days. We were in compliance with our loan covenants as of December 31, 2016.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2016:

	Notes	Bank loans
Payments due in the year ending December 31,
2017	11,448	35,632
2018	20,006	46,927
2019	—	69,963
2020	18,614	23,396
2021	12	15,844
Thereafter	28,301	4,620
Total	78,381	196,382
Less: unamortized debt issuance costs	(195)	(1,294)
Total debt	78,186	195,088

        In addition, we had capital lease obligations in the amount of RUB 11,046 million and RUB 11,795 million as of December 31, 2016 and 2015, respectively. The terms of our material debt obligations are described in Note 15 to our audited consolidated financial statements.

        Subsequent to December 31, 2016, we repaid approximately RUB 17.4 billion (based on USD and euro exchange rates as of the payment dates) in short-term indebtedness.

        In addition, Sistema, which currently controls 48.94% of our total charter capital (50.03% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Indentures relating to some of our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years ended December 31,
	2014	2015	2016
	(amounts in million RUB)
Cash flows from:
Net cash provided by operating activities	158,979	144,088	130,565
Net cash used in investing activities	(105,008)	(145,356)	(57,302)
Net cash used in financing activities	(33,212)	(27,595)	(83,038)
Effect of exchange rate changes on cash and cash equivalents	10,195	761	(5,219)

Net increase/(decrease) in cash and cash equivalents	30,954	(28,102)	(14,994)

Cash outlays for:
Capital expenditures(1)	(91,929)	(106,537)	(86,149)
Acquisition of subsidiaries, net of cash acquired	(2,755)	—	(5)
Cash payments for the acquisition of subsidiaries under common control and non-controlling interests	(26)	(9,501)	(17)
Cash inflow from sale of subsidiaries under common control	—	4,625	3,063

(1)
Includes acquisitions of property, plant and equipment and intangible assets

        For the year, ended December 31, 2016, net cash provided by operating activities was RUB 130,565 million, a deacrease of 10.3% from the year ended December 31, 2015. The decrease was mainly attributable to increase of income tax payments (by RUB 2,044 million due to growth of taxable profit), increase of interest payments (by RUB 1,577 million, therof RUB 3,045 million related to Eurobond repurchase in June 2016), lower interest received (by RUB 1,416 million due to decreased investing in deposits), as well as changes in timing of settlements with our customers and suppliers (change in cash outflow related to trade and other receivables and trade and other payables was RUB 11,691 million).

        Net cash used in investing activities for the year ended December 31, 2016 totaled to RUB 57,302 million, a reduction of 60.6% in comparison with 2015. In 2016 we reduced our capital expendures by RUB 20,388 million, as well as investing in deposits and loans by RUB 63,746 million. Positive effect of RUB 7,344 million was also attributable to cash inflows from deposits opened in prior year and closed in 2016, furthermore we received more cash from sales of property, plant and equipment and intangible assets (increase by RUB 1,054 million, thereof RUB 848 million for radiofrequences won by other operators). The only growing investing cash outflow related to investment in associates, we spent RUB 4,094 million for additional share issuance of MTS Bank.

        Net cash used in financing activities for the year ended December 31, 2016 increased by RUB 55,443 million or 200.9%, and totaled to RUB 83,038 million. The growth was mainly due to increased debt repayment (change by RUB 49,746 million) and repayment under credit guarantee agreement related to foreigh currency hedge (change by RUB 9,690 million due to appreciation of Russian Ruble). Cash flows from transactions under common control had a positive effect on net cash used in financiang activities (change by RUB 7,884) as there were no new transaction on sale or purchase of subsidiaries under common control. In 2016 proceeds from loans and notes reduced by RUB 2,471 million. The amount of dividends paid by the Group in 2016 increased by RUB 2,019 million in comparison with the financial year, ended December 31, 2015.

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

        Net cash used in investing activities for the year ended December 31, 2015 was RUB 145,356 million, an increase of 38.4% from the year ended December 31, 2014. Net cash used on purchases of property, plant and equipment and intangible assets in the year ended December 31, 2015 increased by RUB 14,608 million (thereof due to acquisition of 3G and 4G licenses in Russia and Ukraine in the amount of RUB 10,426 million). In 2015, the cash outflow relating to short term and other investments in the form of deposits and loans totaled to RUB 41,807 million, compared to cash outflow of RUB 3,176 million for 2014 (effect year on year increase in cash flow from investing activities RUB 38,631 million). Cash spent in 2014 on the acquisition of subsidiaries, amounted to RUB 2,755 million, no subsidiaries from third parties were acquired in 2015. Investments in associates decreased by RUB 7,767 million to RUB 200 thousand for the year ended December 31, 2015, from RUB 7,767 million for the year ended December, 2014 (in 2014 we acquired share in OZON for RUB 2,702 million and invested additional RUB 4,905 million in MTS Bank). In addition, in 2015 we increased cash inflow from sale of property, plant and equipment and assets held for sale by RUB 2,370 million through sale of assets of MTS Ukraine in Crimea and copper cable by MGTS.

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

Liquidity

        As of December 31, 2016, we had total cash and cash equivalents of RUB 18,470 million (RUB 8,161 million in rubles, RUB 3,954 million in U.S. dollars, RUB 1,173 million in euros, RUB 3,528 million in Ukrainian hryvnias, RUB 1,252 million in Turkmenistan manat and RUB 402 million in other currencies). In addition, as of December 31, 2016, we had short-term investments of RUB 8,657 million, mostly in form of deposits in various banks as well as debt securities (assets in Sistema-Capital trust management). We also had RUB 40,858 million available under existing credit facilities as of December 31, 2016. For a description of our outstanding external financing, see Note 15 to our audited consolidated financial statements.

        As of December 31, 2016, we had a working capital deficit of RUB 39,632 million compared to a surplus of RUB 1,107 million as of December 31, 2015. The working capital deficit was mainly attributable to decline in short-term investments by RUB 41,183 million, cash and cash equivalents by RUB 14,994 million and current income tax assets by RUB 3,589 million offset by decrease in trade and other payables by RUB 16,283 million, other financial liabilities by RUB 6,729 million as well as current borrowings by RUB 6,494 million. We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2015 and 2016 that was distributable under Russian legislation amounted to RUB 7,255 million and RUB million 34,267, respectively.

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

C.    Research and Development, Patents and Licenses, etc.

        Not applicable.

D.    Trend Information

Sales

        In 2016, our revenues in Russia increased by 2.4% and in Ukraine increased by 3.5%. Our mobile subscriber base increased to 104.6 million subscribers as of December 31, 2016 from 102.5 million subscribers as of December 31, 2015. We expect our consolidated subscriber base to remain stable in 2017 as a result of continued marketing and advertising activity. We anticipate our consolidated revenues will increase in 2017 mainly based on growth in data usage, the development of our broadband business in the regions and growth in sales of handsets and accessories.

        Average monthly service revenue per subscriber in Russia remained relatively stable and amounted to RUB 312.9 for the year ended December 31, 2016 as compared to 325.7 for the year ended December 31, 2015. Average monthly minutes of use per subscriber in Russia remained stable and amounted to 380 minutes in 2016 as compared to 381 minutes in 2015. We expect average monthly service revenue per subscriber in Russia to remain stable in 2017 as we plan to decrease prices and stimulate growth in usage of data services. We also believe that average monthly minutes of use per subscriber will remain stable with an increase in megabytes of use per subscriber due to our efforts aimed at stimulating data usage and on-net traffic.

        In Ukraine, our subscriber base increased to approximately 20.9 million subscribers as of December 31, 2016, from 20.4 million subscribers as of December 31, 2015. The launch of 3G services under the Vodafone brand in Ukraine was the most significant event in 2015. During 2016, company expanded actively its network and now a high-speed mobile internet is available for more than 54% of Ukrainians. In 2017, we expect revenues to remain stable under the impact of the weaker macroeconomic environment.

        Our subscriber base in Armenia remained stable and amounted to 2.1 million subscribers in 2016. The average monthly service revenue per subscriber in Armenia decreased to 2,189 dram (RUB 305) from 2,706 dram (RUB 343). We expect the average monthly service revenue per subscriber in Armenia to decline mainly due to the growth of competition in these markets which may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers and macroeconomic trends calling for "save mode".

        Our primary operating license in Turkmenistan was resumed, and all of our operations in the country fully recommenced since October 1, 2012. Our subscriber base in Turkmenistan remained stable last 5 years and slightly increased to 1.7 million subscribers as of December 31, 2016 from 1.6 million subscribers as of December 31, 2015. We expect our subscriber base and revenues to remain stable in 2017.

        After reentrance we started operations in Uzbekistan in December 2014. Our subscriber base in Uzbekistan developed rapidly, increased to 1.4 million subscribers as of July 31, 2016. On August 2016, PJSC MTS announced that it has sold its 50.01% stake in the telecommunications operator Universal Mobile Systems (UMS) to the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of The Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2016, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. We expect growth of business activity in Russia to continue throughout 2017. We also expect that the stabilizing of the political situation in Ukraine will allow us to retain our operating indicators.

        We expect a challenging operating environment in 2017 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro-denominated debt. For further information on these risks, see "—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency fluctuations" and "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia slightly decreased to 39.0% during the year ended December 31, 2016, as compared to 39.6% for the year ended December 31, 2015, due to growth in the number of new connections. We continued to offer our popular tariff plans "Super MTS" (free calls to all subscribers of MTS Russia) and "Smart" (integrated voice and data bundles), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate through the expansion of our 3G and LTE capabilities. We expect that the extension of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to keep churn rate under control in 2017, stimulate data usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine slightly increased to 25.0% for the year ended December 31, 2016, from 24.5% for the year ended December 31, 2015. In 2017, we expect subscriber loyalty to grow due to the launch of 3G-enabled data services with the support of our brand partnership with Vodafone.

E.    Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

        We regularly enter into fixed -to-variable interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments qualify for cash flow hedge accounting under IFRS requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding December 31, 2016 mature in 2018 and 2020.

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

F.     Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2016:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in millions of RUB)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	47,081	136,895	57,867	32,920	274,763
Interest Payments(2)	22,413	32,149	12,377	12,945	79,884
Capital Lease Obligations	1,432	2,971	3,108	11,061	18,572
Operating Lease Obligations	9,491	1,434	466	3,659	15,050
Purchase Obligations(3)	23,833	7,961	712	94	32,600
Provision for decommissioning and restoration	—	—	—	1,191	1,191

Retirement and post-retirement obligation	169	176	121	692	1,158

Payments related to business acquisitions	—	3	—	—	3

Uncertain Income Tax Position	756	—	—	—	756

Total	105,175	181,589	74,651	62,562	423,977

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
(Interest payments are calculated based on indebtedness as of December 31, 2016, scheduled maturities for the debt and interest rates effective as of December 31, 2016. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 15 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer	1949	Chairman of the Board of Directors, Non-Executive Director
Vsevolod Rozanov	1971	Non-Executive Director
Stanley P. Miller(1)(2)	1958	Non-Executive Independent Director
Alexander E. Gorbunov	1967	Non-Executive Director
Michel Combes(1)(2)	1962	Non-Executive Independent Director
Thomas Holtrop(1)(2)	1954	Non-Executive Independent Director
Regina von Flemming(1)	1965	Non-Executive Independent Director
Mikhail V. Shamolin	1970	Non-Executive Director
Andrey A. Dubovskov(3)	1966	Executive Director, President and Chief Executive Officer ("CEO")
Alexey V. Kornya(3)(4)	1975	Vice President—Member of Management Board—Chief Financial Officer ("CFO") (Finance, Investments, Mergers & Acquisitions)
Andrey E. Ushatskiy(3)	1974	Vice President—Member of Management Board—Chief Technology and Information Officer
Vasil I. Latsanych(3)	1972	Vice President—Member of Management Board—Strategy and Marketing
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Member of Management Board—Corporate and Legal Matters
Ivan A. Gaychenya	1967	Vice President—Corporate Security and Regime
Mikhail A. Arkhipov(3)	1982	Vice President—Member of Management Board—HR
Andrey G. Smelkov(3)	1976	Vice President—Member of Management Board—Director of "MTS Foreign Subsidiaries" Business Unit
Valery V. Shorzhin(3)	1963	Vice-President—Member of Management Board—Procurement Management and Administrative Matters
Kirill A. Dmitriev(3)	1978	Vice President—Member of Management Board—Sales and Customer Service
Igor A. Yegorov(3)	1968	Member of Management Board—Head of Moscow region

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of Audit Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Ron Sommer serves as Chairman of our Board of Directors since June 2009. He is now the Chairman of the Strategy Committee and a member of the Budget Committee. He also was the Chairman of our Strategy Committee until 2013 and then served as a member of the Strategy Committee until 2015. Mr. Sommer is also the Chairman of the Supervisory Board of MTS Ukraine. He is also a member of the Board of Directors of Tata Consultancy Services and a member of the Supervisory Board of Munich Reinsurance. Mr. Sommer served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema from May 2009 until 2011. He was a member of the Board of Directors of Sistema from 2005 until 2012 and he served as Chairman of the Board of Directors of various Sistema—affiliated companies. Mr. Sommer was a Chairman of the Board of Directors of SSTL until 2015. He was also a member of the International Advisory Board of The Blackstone Group until 2012. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Vsevolod Rozanov serves as one of our Directors since June 2012, and in 2015 he was elected as the Deputy Chairman of the Board of Directors. He is also the Chairman of our Budget Committee. Until 2015 he was a member of the Corporate Conduct and Ethics Committee (renamed Corporate Governance Committee on February 25, 2015) and now he is the Chairman of the Corporate Governance Committee. Since 2013 he serves as the Vice President—Head of Finance and Investments Complex in Sistema. Currently he is also a Chairman of the MTS Bank' Board of Directors, Deputy Chairman of the Board of Directors in SSTL, member of the Boards of Directors in EAST-WEST UNITED BANK S.A., "Landshaft" CJSC, "Lider Invest" OJSC, "UK Segezha Group" LLC, Sistema Finance S.A., Sistema-Capital trust management, "Mikron" PJSC, Insitel, member of Management Board in Charity Fund Sistema. Since 2014 until 2015 he was a member of "SG-Trans" CJSC and "Landshaft" CJSC' Boards of Directors and the Chairman of the Board of Directors in "DIK" LLC. Since 2014 until 2015 Mr. Rozanov was also a member of and since 2015 is the Chairman of the Board of Directors of MTS Bank. From 2008 until 2013 he served as the president of SSTL and since 2015 serves as the Deputy Chairman of the SSTL's Board of Directors. From 2006 until 2008 served as Vice President and Chief Financial Officer of MTS. In 2004 he was appointed Deputy General Director for Economics and Finance of Comstar UTS, coordinating the preparation of the company's IPO on the London Stock Exchange. From 2002 until 2004 served as Deputy General Director and Chief Financial Officer of MTU-Inform. From 1993 until 2001 held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

        Stanley P. Miller serves as one of our Directors since June 24, 2010. He also is the Chairman of our Remuneration and Appointment Committee, and a member of our Audit Committee, Strategy Committee and Corporate Governance Committee. From 1998 to 2010, Mr. Miller served as CEO at KPN, Netherlands (since 2005, KPN Mobile International). From 2006 to 2010, he served as CEO and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was CEO and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of Hutchison 3G UK Ltd, IP Global Net NV and VESTA Technologies. Mr. Miller also serves as the Chairman of the Board of Directors of AINMT (AB) Sweden, member of the Board of Directors in Arrow Creek Investments 75 (PTY) LTD South Africa and MTN Group limited.

        Alexander E. Gorbunov serves as one of our Directors since February 2013, and in 2015 he was elected as the Deputy Chairman of the Board of Directors. He also is a member of our Strategy Committee and Budget Committee. In addition, Mr. Gorbunov serves on the Board of Directors of various other companies such as SSTL and OZON Holdings Limited, he is also serves as

Vice-President managing telecom assets of Sistema. From 2010 until 2011, Mr. Gorbunov served as Executive Vice President for development of telecommunication assets at Basic Assets Business Unit of Sistema and from 2011 until 2015—as Executive Vice-President. From 2006 until 2010, he served as Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

        Michel Combes serves as one of our Directors since February 2013. He also is a member of the Remuneration and Appointment Committee, Audit Committee and Strategy Committee. Currently he serves as Non-executive director of HDL Development, Chief Operating Officer and Board of Directors member in ALTICE NV, Chief Operating Officer of SFR Group and Management Board member of CVC 2 BV, CVC 3 BV.. Until 2015 Mr. Combes served as Chief Executive Officer of Alcatel-Lucent SA and a non-executive director and member of Audit Committee of ALTICE. Mr. Combes also served as Chairman of the Supervisory Board at Assystem until 2014 and as Non-Executive Director and a member of the Board of Directors of ISS until 2013. From 2008 until 2012, he served as Main Executive Director for Europe at Vodafone London and as Non-Executive Director at Vodafone PLC. From 2006 to 2008, Mr. Combes served as Main Executive Director at Telediffusion de France. Prior to that, from 2003 to 2006, he served as Senior Vice President and Financial Director at France telecom. Mr. Combes has also served as a Director of Vodafone, Weather (Orascom Wind), Atari, TDF, Eurotunnel, Atos and Procapital.

        Thomas Holtrop serves as one of our Directors since February 2013. From 2009 until 2011, he served as a member of the Board of Directors at Comstar. He is also the Chairman of our Audit Committee, a member of Remuneration and Appointment Committee, Budget Committee . From 2005 to 2011, Mr. Holtrop served as a member of the Supervisory Board at Gruner & Jahr (Hamburg). Prior to that, from 2001 to 2004, he served as the President of T-Online International AG. Mr. Holtrop also served as a member of the Board of Directors at Deutsche Telecom AG from 2002 to 2004. Prior to that, he served as Vice President at American Express International Inc. and was a member of the Board of Directors at Bank 24 AG and Deutsche Bank 24 AG.

        Regina von Flemming serves as one of our Directors since June 2015. Ms. von Flemming served as the CEO and Publisher of Axel Springer Russia from 2009 to 2015. Prior to that, she was the founder and owner of Flemming & Partner GmbH Berlin—Moscow, a consultancy providing services in the areas of crisis management, start up, interim management and restructuring, interim CEO in Russia mainly for German and Russian entities. From 2000 to 2003, she worked as Vice President of the "US Russia Investment Fund" at Delta Capital, one of the first private equity funds in Russia. Prior to joining Delta Capital, she held various management roles in German companies.

        Mikhail V. Shamolin serves as one of our Directors since June 2015, and earlier since October 2008 till March 2011. Since March 2011, Mr. Shamolin also serves as President and Chairman of Management Board of Sistema. He served as our President and Chief Executive Officer from May 2008 to March 2011. Mr. Shamolin serves on the board of the GSM Association since July 2008. From August 2006 to May 2008, Mr. Shamolin served as our Vice President—Director of MTS Russia Business Unit. From July 2005 to August 2006, he served as our Vice President—Sales and Customer Service. From 2004 to 2005, Mr. Shamolin worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division. From 1998 to 2004, he held various consulting positions at McKinsey & Co.

        Andrey A. Dubovskov serves as our President and CEO since March 2011. Mr. Dubovskov also serves as as a member of the Board of Directors at Sistema since 2015, the Chairman of the Board of Directors of RTK, a member of Supervisory Board of MTS-Ukraine and as a Chairman of the Board of Directors of MTS-Belarus since 2016. He serves as a member of the Board of Directors at SSTL until 2015 and the Chairman of the Board of Directors at MGTS since 2012. Since June 2011 he has also serves as a member of our Corporate Governance Committee, Strategy Committee. Since 2011 he has also serves as a member of the Board of Directors at MTS-Belarus and International Cell

Holding LTD until 2016. From April 2008 to March 2011, he served as the General Director of MTS Ukraine. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural Macro-region. From January 2004 to March 2006, he served as the Director of one of our subsidiaries in Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1998 to 2002.

        Alexey V. Kornya serves as our Vice President for Finance, Investments, Mergers & Acquisitions—CFO since June 2016. Since June 2010,he served as our Vice President—CFO. Prior to that, he served as our Acting Vice President—Finance and Investments from August 2008. Mr. Kornya serves as our Chief Financial Officer and is the Chairman of our Disclosure Committee and a member of the Budget Committee. He is a member of the Board of Directors of RTC, a member of the Board of Directors of MTS Bank and a member of the Board of Directors of SOOO CJSC, Sistema-Capital trust management. He is also a member of the Supervisory Board at MTS Ukraine. From March 2007 to December 2008, he served as our Chief Financial Controller. He served as our Financial Planning and Analysis Director from November 2004 to March 2007 and as CFO of our Urals Macro-region branch from July 2004 to November 2004.

        Andrey E. Ushatsky serves as our Vice President—Chief Technology and Information Officer since April 2013. Prior to that Mr. Ushatsky served as our Vice President—Chief Technology Officer since April 2009. Mr. Ushatsky joined us in 1996 andserved in various technology-related positions, most recently as the Deputy Head of MTS Russia for Technology.

        Vasil I. Latsanych serves as our Vice President—Strategy and Marketing since June 2016. Since September 2011, heserved as our Vice President for Marketing. He served as Acting Head—MTS Ukraine since March 2011 until September 2011. From October 2007 to March 2011, Mr. Latsanych served as Marketing Director of MTS Ukraine. Prior to joining us, Mr. Latsanych served as Marketing Director at Coca-Cola Bottlers Siberia and Coca-Cola Krasnoyarsk. From 1996 to 2001, Mr. Latsanych held various management positions at Coca-Cola Amatil Ukraine Ltd and Coca-Cola Beverages Ukraine.

        Ruslan S. Ibragimov serves as our Vice President—Corporate and Legal Affairs since January 2008. Since 2015 he is also a member of our Corporate Governance Committee. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters, as well as headed our Legal Department. Prior to joining us, Mr. Ibragimov was a member of the law firm Ibragimov, Kagan and Partners from July 2002 to June 2006. From 1996 to 2002, he served as Deputy General Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

        Ivan A. Gaychenya was appointed MTS Vice President for Corporate Security and Regime in December 2015. Prior to joining MTS, from 2011 to 2015, Mr. Gaychenya served as Director for Security of PJSC "Russian Grids" and PJSC "FSK UES." Prior to that, from 1995 to 2011, he has served in the military and state security forces of Russian Federation, holding operational and executive positions.

        Mikhail A. Arkhipov serves as our Vice President—HR starting April 2013. Prior to joining us, from 2009 to 2013, he worked at SIBUR, where he took several positions, from Head of Compensations and Benefits to HR Director. From 2008 to 2009, he held various positions at SUN Interbrew and KPMG.

        Andrey G. Smelkov serves as our Vice President—Director of "MTS Foreign Subsidiaries" Business Unit since October 2013. Prior to that, since 2010, he served as a Chairman of the Board in TOO "Mobile Telekom Service," Kazakhstan. Since 2008 Mr. Smelkov worked as a Head of OOO "Sky Mobile," Kyrgyztan. Prior to that, he worked as a Head of branch in OJSC VimpelCom.

        Valery V. Shorzhin serves as our Vice President-Procurement Management and Administrative Matters, Member of the Management Board since March 2014. Prior to that he served at MTS as Director-Procurement Management since 2011. He also was a Member of the MTS Management Board between 2009 and 2011. From 2008 to 2011, he served as Director of Information Technology. Prior to joining MTS, Mr. Shorzhin held the positions of Technical Director and Director for IT and Information Management of Farlep-Invest in Ukraine from December 2006. From 1996 to 2006, he held various information technology management positions at Sovintel.

        Kirill A. Dmitriev serves as our Vice President—Sales and Customer Service, Member of the Management Board since May 2016. He was a Member of Management Board- Head of Moscow Macro-region since April 2014. Since 2011 he held a position of Director of North-West Macro-region. Mr. Dmitriev joined MTS in 2009 as Director of Western branch of MTS Ukraine. Prior to joining MTS he served at various management positions at Baltic Beverages Holding Ukraine.

        Igor A. Yegorov serves as our Head of Moscow region, Member of the Management Board since May 2016. Prior to that, he headed the MTS business in the regions of Central Russia since May 2014. He joined us in 2003 and held senior positions in the MTS operations in the Irkutsk Region and the Trans-Baikal Territory, served as Marketing Director and Commercial Director for retail markets at the MTS operation in the Far East and Eastern Siberia and was appointed Director of the Far East macroregion in October 2011.

        All members of our Board of Directors were elected at the annual shareholders' meeting on June 23, 2016 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 29, 2017. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.    Compensation of Directors and Senior Management

        Our officers and directors were paid during 2016 an aggregate amount of approximately RUB 760 million for services in all capacities provided to us; this amount comprised RUB 470 million in base salaries and RUB 290 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued in 2016 amounted to RUB 481 million. For additional information, see Note 21 to our audited consolidated financial statements.

        In 2009, we amended our Regulation on Remuneration and Compensation of the Members of the Board of Directors to provide that only independent non-executive directors receive compensation. Members of the Board of Directors who are independent non-executive directors receive annual base compensation of $250,000 (RUB 15 million) or $275,000 (RUB 16.5 million) in the case of an independent non-executive director who serves as Chairman of the Board of Directors.

        Independent non-executive directors who also serve on Board committees receive additional compensation as follows. Members of the Strategy Committee, Remuneration and Nomination Committee, Audit Committee and Committee for Corporate Conduct and Ethics receive additional annual compensation of $15,000 (RUB 0.9 million), and a director serving as Chairman of the foregoing committees receives additional annual compensation of $25,000 (RUB 1.5 million). Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board in relation to certain assigned matters, receive additional annual compensation of $20,000 (RUB 1.2 million), and a director serving as Chairman of a special committee receives additional annual compensation of $25,000 (RUB 1.5 million). Members of all other Board committees receive additional annual compensation of $5,000 (RUB 0.3 million) and a director serving as Chairman of any other Board committee receives additional annual compensation of $10,000 (RUB 0.6 million).

        Independent non-executive members of the Board of Directors are also eligible for an annual bonus of up to a maximum of $200,000 (RUB 12 million) based on our performance and average ADS price over a specified period.

        The aggregate amount of compensation received by an independent non-executive director (including annual base compensation, bonus and additional compensation for serving as a Board committee member) should not exceed $500,000 (RUB 30 million). In the event of early termination of a director, such director receives a pro rata share of the base, committee and bonus compensation based on the amount of time the director served on our Board.

        We provide all of our directors with professional liability insurance and reimburse them for all documented expenses incurred in connection with their attendance at Board meetings and other expenses of up to $200,000 (RUB 12 million).

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

Remuneration and Nomination Committee

        Our Remuneration and Nomination Committee consists of four members appointed by the Board of Directors. The current members are Michel Combes, Thomas Holtrop, Regina von Flemming and Stanley Miller, who serves as the Chairman of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

        According to the bylaws, the Remuneration and Nomination Committee shall be convened by the Chairman of the Remuneration and Nomination Committee, at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

President

        Our President is elected by the Board of Directors for a term of three years and can be reelected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day- to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. On March 4, 2011, Andrey A. Dubovskov was elected as our President and CEO, starting from March 5, 2011, by the Board of Directors for a term of three years, in March 2014 and in March 2017 his contract was extended for three more years.

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

Auditing Commission

        Our Auditing Commission supervises our financial and operational activities. Members of the Auditing Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Auditing Commission. As of the date of this document, our Auditing Commission has three members:

  •
  Irina R. Borisenkova, who holds the position of Chief Accountant—Managing Director, Finance and Investment Complex, Sistema;

  •
  Maxim A. Mamonov, who holds the position of Director for internal control and audit of MTS.

  •
  Anatoly G. Panarin, who holds the position of head of planning of Sistema.

        The members of our Auditing Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2017.

Corporate Governance

        We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://www.mtsgsm.com/about/corporate_governance/). See also "Item 16G. Corporate Governance."

D.    Employees

        At December 31, 2016, we had 69,470 employees. Of our 63,971 employees in Russia, we estimate that 526 were executives; 13,897 were technical and maintenance employees; 38,095 were sales, marketing and customer service staff; and 11,453 were administration and finance staff. In addition, of the 63,971 employees in Russia, we estimate that 24,538 were employed in our retail unit.

        As of December 31, 2016, 3,166 of our employees worked in Ukraine. Of these employees, we estimate that 20 were executives; 864 were technical and maintenance employees; 1,508 were sales, marketing and customer service staff; and 774 were administration and finance staff.

        As of December 31, 2016, 698 of our employees worked in Turkmenistan. Of these employees, we estimate that 16 were executives; 156 were technical and maintenance employees; 354 were sales, marketing and customer service staff; and 172 were administration and finance staff.

        As of December 31, 2016, 1,169 of our employees worked in Armenia. Of these employees, we estimate that 10 were executives; 139 were technical and maintenance employees; 678 were sales, marketing and customer service staff; and 342 were administration and finance staff.

        As of December 31, 2016, 466 of our employees worked in other countries, such as Czech Republic and Belarus (employees of NVision Group subsidiaries). Of these employees, we estimate that 17 were executives; 386 were technical and maintenance employees; 5 were sales, marketing and customer service staff; and 58 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2015 and 2016:

	Years ended December 31,
	2015	2016
Russia	64,952	63,971
Ukraine	2,942	3,166
Uzbekistan	1,074	—
Turkmenistan	711	698
Armenia	1,170	1,169
Other	427	466

Total	71,276	69,470

        Our employees are not unionized, except for 3,450 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.    Share Ownership

        As of April 1, 2017, our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 1, 2017, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2017
Directors and Executive officers	Number	%(1)
Andrey A. Dubovskov, Executive Director, President and CEO	350,718	0.01794%
Ron Sommer, Chairman of the Board, Non-Executive Director	101,352	0,00518%
Alexey V. Kornya, Vice President—Chief Financial Officer	86,525	0,00443%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	72,383	0.00370%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	65,256	0.00334%
Vsevolod V Rozanov, Non-Executive Director	79,792	0.00408%
Valery V. Shorzhin, Vice-President—Procurement Management and Administrative Matters	47,624	0,00244%
Kirill A. Dmitriev, Vice President—Sales and Customer Service	29,135	0,00149%
Igor A. Egorov, Member of Management Board, Head of Moscow Macro-region	29,135	0,00149%
Mikhail A. Arkhipov, Vice President—HR	50,043	0.00256%
Vasil I. Latsanych, Vice President—Marketing	2	0,00000%

Total	911,965	0.04665%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,954,838,272 ordinary shares outstanding as of April 1, 2017.

        Our management are entitled to remuneration in the form of options granted to them for MTS ordinary shares, which will expire in a weighted average term of approximately 1.5 years. The transfer of such shares is probable and is subject to certain employment conditions. In 2016, options related compensation accrued in the amount of RUB 259 million.

        The following table sets forth information with respect to our ordinary shares in the form of share options granted to our current directors and executive officers as of April 1, 2017. All shares of common stock have the same voting rights.

	Number of ordinary shares as of April 1, 2017
Directors and Executive officers	Number	%(1)
Andrey A. Dubovskov, Executive Director, President and CEO	445 671	0,02280%
Ron Sommer, Chairman of the Board, Non Executive Director	154 579	0,00791%
Mikhail A. Arkhipov, Vice President—HR	110 766	0,00567%
Kirill A. Dmitriev, Vice President—Sales and Customer Service	108 784	0,00556%
Igor A. Egorov, Member of Management Board, Head of Moscow Macro-region	80 921	0,00414%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	134 422	0,00688%
Alexey V. Kornya, Vice President—Chief Financial Officer	207 559	0,01062%
Vasil I. Latsanych, Vice President—Marketing	211 090	0,01080%
Andrey G. Smelkov, Vice President—Director of "MTS Foreign Subsidiaries" Business Unit	112 430	0,00575%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	162 507	0,00831%
Valery V. Shorzhin, Vice President—Procurement Management and Administrative Matters	133 090	0,00681%
Andrey V. Ershov, General Director of MGTS	135 141	0,00691%
Ralph S. Yirikian, General Director of MTS Armenia	212 018	0,01085%
Sergey Y. Kuzmin, President of NVision Group	93 170	0,00477%
Alexander A. Mosyakin, General Director of RTK	27 711	0,00142%
Sergey V. Rubtsov, General Director of MTS Turkmenistan	46 066	0,00236%
Olga V. Ustinova, General Director of MTS Ukraine	62 824	0,00321%

Total	2,438,749	0,12475%

(1)
Percentage of ordinary shares in the form of share options granted to each named director and executive officer is based on 1,954,838,272 ordinary shares outstanding as of April 1, 2017.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth, as of April 1, 2017, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2017
Name	Number	Percentage
Sistema(1)	634,674,257	32.47%
Sistema Finance S.A.	122,781,534	6.28%
STA(2)	220,467,234	11.28%
ADS holders(3)	796,092,028	40,72%
Other Public Float (including our directors and executive officers)(4)	180,823,219	9.25%

Total(5)	1,954,838,272	100.0%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and is considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Finance SA, and Sistema Telecom Activy ("STA"). Mr. Evtushenkov is also the chairman of the board of directors of Sistema.

(2)
STA is a limited liability company formed under the laws of Russia. Sistema owns 100% of STA, which became a holder of our 11.28% beneficial ownership after VAST LLC ("VAST") and Invest-Svyaz CJSC, the previous beneficial owners of this ownership interest, were merged into STA in 2010 and 2011, respectively.

(3)
As of April 1, 2017, the total number of ADSs outstanding was 398,046,014, representing underlying ownership of 796,092,028 shares, or approximately 40.72% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is Sberbank of Russia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        As a result of our merger with Comstar, our subsidiary, MGTS, owned 7,584,563 of our ordinary shares as of April 1, 2017. Also Stream Digital LLC owned 35,121,665 of our ordinary shares as of 1 April, 2017.

        As of April 1, 2017, we held a total of 43,543,303 shares, none of which were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        As of April 1, 2017, Sistema's effective ownership in us was 50.03%.

B.    Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

        In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to date under an agreement with Sistema-Hals. The note is interest free and repayable in 2017. As of December 31, 2016 and December 31, 2015 the amount receivable of RUB 574 million and RUB 528 million, respectively, was included in short-term investments in the accompanying consolidated statements of financial position.

        In April 2014, we sold a 49% stake in Business-Nedvizhimost to Sistema for a price of RUB 3.1 billion to be paid by the end of July 2015 in accordance with Addendum to the sale agreement. As of December 31, 2014, the accounts receivable in our audited consolidated statements of financial position amounted to RUB 3.2 billion. Interest was accrued on the balance of unpaid accounts receivable. The amount of interest accrued as of December 31, 2014 and 2015 was RUB 125 million and RUB 106 million respectively and it was included as a component of interest income in our consolidated statements of operations and comprehensive income. In May 2015, accounts receivable were fully repaid.

        In October 2014 the Group acquired 2,501,350 Sistema Notes due 2016 (series 04) and 1,000 Sistema International Funding S.A. Bonds due in 2019 for RUB 519 million and RUB 32 million, respectively. The acquired bonds were classified as available for sale and accounted for at fair value with changes recognized in other comprehensive income. In March 2015 and May 2015 upon scheduled redemption, the Group received principal and coupon in the amount of RUB 409 million. In March 2016 the Group received principal and coupon of Sistema Notes due 2016 (series 04) in the amount of RUB 201 million.

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

Maxima Advertising Agency

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of RUB 1,575 million, RUB 1,351 million and 1,018 million and for services provided in the years ended December 31, 2014, 2015 and 2016, respectively.

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

Smart Cards Group

        During the years ended December 31, 2014, 2015 and 2016, we purchased SIM cards and prepaid phone cards for approximately RUB 267 million,RUB 160 million and RUB 39 million, respectively.

AB Safety

        During the years ended December 31, 2014, 2015 and 2016, we purchased security services from AB Safety, an affiliate of Sistema, for the amount of RUB 292 million, RUB 212 million and RUB 271 million, respectively.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2014, 2015 and 2016, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to RUB 125 million, RUB 157 million and RUB 149 million, respectively, which, individually, were and are immaterial. Our main investments are in Sistema Venture Capital (former Sistema Mass Media (SMM)), in which we hold 2.356%, and the value of such investments as of December 31, 2014, 2015 and 2016, amounted to RUB 117 million.

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

MTS Bank

        The Group has loan agreement and maintains certain bank accounts with MTS Bank, an associate of the Group. As of December 31, 2015 and December 31, 2016, the Group's cash position at MTS Bank amounted to RUB2,564 million and RUB 5,638 million, respectively, including short-term deposits in the amount of RUB 323 million and RUB 532 million, respectively. The interest accrued on the deposits and cash on current accounts for the years ended December 31, 2014, 2015 and 2016, amounted to RUB 654 million, RUB 447 million and RUB 285 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements. In January 2017 MTS Bank fully repaid its 10-year subordinated loan, received from the Group in September 2012 in amount of RUB 2,100 million.

        During the years ended December 31, 2014, 2015 and 2016, we received revenues from mobile and call center services with MTS Bank amounting to RUB 787 million, RUB 588 million and RUB 900 million, respectively. In addition, during the year ended December 31, 2014, 2015 and 2016 we received revenues from processing documents for bank cards issue and granting of consumer credits amounting to RUB541 million, RUB 117 million and RUB 372 million, respectively (agency fees after deduction of cross-fines). Moreover, during the years ended December 31, 2014, 2015 and 2016 we incurred commission expenses (bank commission and commission for cash collection from subscribers) amounting to RUB 135 million, RUB 147 million and RUB 354 million, respectively.

MTS Belarus

        During the years ended December 31, 2014, 2015 and 2016, we accrued revenues from roaming agreements with MTS Belarus, our associate company, amounting to RUB 269 million, RUB 266 million and RUB 276 million, respectively. At the same time, during the years ended December 31, 2014, 2015 and 2016 we incurred roaming expenses with MTS Belarus amounting to RUB 395 million, RUB 394 million and RUB 161 million, respectively.

Accounts receivable and accounts payable

        We had total accounts receivable of RUB 4,525 million, RUB 9,661 million and RUB 8,094 million, from, and total accounts payable of RUB 4,674 million, RUB 1,809 million and RUB 1,014 million to, related parties as of December 31, 2014, 2015 and 2016, respectively. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 21 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

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

        In July 2015, activities related to our operations in Uzbekistan have been referenced in a civil forfeiture complaints ("The Complaints"), filed by DOJ in the U.S. District Court, Southern District of New York (Manhattan), directed at certain assets of an unnamed Uzbek government official. The Complaints allege among other things that we and certain other parties made corrupt payments to the unnamed Uzbek official to assist their entering and operating in the Uzbekistan telecommunications market. The Complaints are solely directed towards assets held by the unnamed Uzbek official and none of our assets are affected by the Complaints.

        We continue to cooperate with these investigations. We cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant.

        For additional information please refer to Note 26 and 28 to our audited consolidated financial statements.

Other litigation

        In August 2012, we received a claim regarding dismissal of international registration of four of the Group trademarks in the territory of Ukraine from an entity named MTS LLC. The claim was fully dismissed by Economic Appeal Court of Kiev in December 2013. However, in the end of 2015, following claims of MTS LLC, two regional courts of Ukraine dismissed international registration of our trademarks in the territory of Ukraine. In March 2016, we appealed the decisions of two regional courts. Our appeals were fully satisfied. In May 2016 MTS LLC submitted a claim regarding dismissal of international registration of eight of the Group trademarks in the territory of Ukraine to the Economic Court of Kiev. We submitted to the Economic Court of Kiev counterclaim regarding dismissal of registration of MTS LLC trademark and the Economic Court of Kiev suspended processing MTS LLC claim till consideration of our counterclaim. In March 2017 our counterclaim was satisfied in the court of cassation.

Tax Audits and Claims

        In the ordinary course of business, we may be party to various tax proceedings, and subject to tax claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending tax proceedings or tax claims will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 28 to our audited consolidated financial statements.

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

        In July 2015, the Federal Customs Service of Russia completed audit of MTS for the period from January 1, 2012 to July 22, 2014. Based on the results of this audit, no amounts were accrued in addition to the voluntary declaration we made.

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

        In November 2015, the Russian tax authorities completed a tax audit of Stream for the years ended December 31, 2012 and 2013. Based on the results of this audit, the Russian tax authorities determined that RUB 3.1 million in additional taxes and penalties were payable by us. Stream appealed the resolution of this assessment. Following the appeal, tax authorities decided to perform additional tax control procedures. As a result, the assessment of RUB 3.1 million wasn't confirmed.

        In October 2015, the Russian tax authorities completed a tax audit of Comstar Regions for the years ended December 31, 2012 and 2013. Based on the results of this audit, the Russian tax authorities determined that RUB 17.3 in additional taxes and penalties were payable by us. In January 2016, we appealed the resolution of this assessment to the Federal Tax Service. In April 2016, the Federal Tax Service didn't satisfy our claim. In July 2016, we filed an appeal with the Moscow Arbitrazh Court. The appeal is being processed by the Moscow Arbitrazh Court (court of first instance).

        In August 2016, the Russian tax authorities completed a tax audit of Sitronics Telecom Solutions for the years ended December 31, 2012, 2013 and 2014. Based on the result of this audit, the Russian tax authorities determined that RUB 13.46 in additional taxes, fines and penalties were payable by us. No appeal was submitted.

        In December 2016, the Russian tax authorities completed a tax audit of MTS for the years ended December 31, 2012 and 2013. Based on the results of this audit, the Russian tax authorities determined that RUB 586.2 million in additional taxes, fines and penalties were payable by us. We are preparing an appeal to the Federal Tax Service.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2016, the tax declarations of MTS and its Russian subsidiaries for the preceding three fiscal years were open for further review. In December 2016, tax authorities commenced review of tax declaration of MTS for the years ended December 31, 2014, 2015 and 2016 and Sitronics Telecom Solutions for the years ended December 31, 2014, 2015 and 2016.

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

        In December 2015, the FAS subdivision in Moscow issued an instruction to MGTS to cease violations of antimonopoly laws by different pricing of network equipment lease for different consumers, which was fulfilled. In May 2016 MGTS was fined for violations for RUB 0.5 million. MGTS appealed the decision and ruling of FAS subdivision in Moscow in the arbitrazh court in Moscow, and withdrew the appeal in June 2016.

        In December 2015, FAS has charged MTS, MegaFon,VimpelCom and Tele2 with violation of antimonopoly laws in respect to pricing of SMS dispatching. In April 2017 FAS found us, MegaFon and VimpelCom responsible for the aforementioned violation.

        In November 2016, the FAS subdivision in Yaroslavl has charged MTS, MegaFon and VimpelCom with violation of antimonopoly laws in respect to 4G modems pricing. The investigation is currently in progress and the next meeting is scheduled on April 28, 2017.

        In January 2017, the FAS subdivision of Nizhny Novgorod charged MTS with violation of antimonopoly laws in respect to infringement of public interests—transfer of subscribers to another price plan without their consent.

        Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations" for details of the AMC investigations.

8.A.8. Dividend Distribution Policy

        Our dividend policy for the years 2013, 2014 and 2015 was aimed to make dividend payments to our shareholders in the amount of at least 75% of MTS' free cash flow, but not less than RUB 40 billion. For the purposes of dividend calculation we utilized a simplified form of free cash flow which we define as Operating Cash Flow less capital expenditures.

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

        At a meeting held on April 12, 2017, the Board of Directors recommended that an AGM approves annual dividends of RUB 15.6 per ordinary MTS share (RUB 31.2 per ADS), or a total of approximately RUB 31.2 billion, based on the full-year 2016 financial results. Upon acceptance by the AGM and completion of this payment, we will have paid out up to RUB 55.1 billion based on our fiscal year 2016 financial results.

        The Board of Directors set the date for our AGM for June 29, 2017. The record date for the Company's shareholders and ADS holders entitled to participate in the AGM has been set for May 26, 2017. The Board of Directors recommended that the AGM sets the record date for shareholders and ADS holders entitled to receive dividends for the 2016 fiscal year for July 10, 2017.

B.    Significant Changes

        Tender Offer announcement—On January 17, 2017, the Group announced details of a tender offer (the "Tender Offer") to repurchase its ordinary shares (including shares represented by ADSs) for up to RUB 4,647 million and completed the repurchase in March 2017. Under the Tender Offer, the Group purchased a total of 16,022,364 shares at a price per share of RUB 290.00, for a total cost of RUB 4,646 million. Simultaneously, the Group purchased 16,038,892 shares from Sistema Finance under the Sistema Purchase Agreement for an aggregate purchase price of RUB 4,651 million.

        Early repayment of MTS Bank subordinated debt—In January 2017 MTS Bank, an associate of the Group, fully repaid its 10-year subordinated loan, received from the Group in September 2012 in the amount of RUB 2,100 million.

        Notes issuance—In February 2017 the Group issued Notes due 2022 at par value of RUB 10,000 million and coupon rate of 9.00%. In March 2017 the Group also issued Notes due 2021 at par value of RUB 10,000 million and coupon rate of 8.85% per annum.

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

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2017	$11.51	$9.76	290.00 RUB	255.20 RUB
February 2017	$10.82	$10.27	281.00 RUB	267.60 RUB
January 2017	$10.78	$9.28	277.5. RUB	255.70 RUB
December 2016	$9.64	$8.26	266.60 RUB	239.00 RUB
November 2016	$7.83	$7.14	230.25 RUB	219.20 RUB
October 2016	$8.03	$7.17	232.55 RUB	213.30 RUB
Quarterly High and Low
First Quarter 2017	$11.51	$9.28	290.00 RUB	255.20 RUB
Fourth Quarter 2016	$9.64	$7.14	266.60 RUB	213.30 RUB
Third Quarter 2016	$9.21	$7.58	252.40 RUB	227.50 RUB
Second Quarter 2016	$9.38	$7.79	268.30 RUB	231.90 RUB
First Quarter 2016	$8.18	$5.15	240.10 RUB	197.75 RUB
Fourth Quarter 2015	$7.82	$6.11	221.70 RUB	193.55 RUB
Third Quarter 2015	$9.83	$6.48	245.85 RUB	207.65 RUB
Second Quarter 2015	$12.77	$9.33	271.00 RUB	238.25 RUB
First Quarter 2015	$10.36	$6.87	257.4 RUB	174.7 RUB
Annual High and Low(1)
2016	$9.64	$5.22	268.30 RUB	200.55 RUB
2015	$12.77	$6.11	271.00 RUB	174.70 RUB
2014	$21.38	$6.17	324.0 RUB	158.5 RUB
2013	$23.96	$17.66	351.5 RUB	246.7 RUB
2012	$20.07	$14.94	254.7 RUB	186.0 RUB

(1)
Effective May 3, 2010, the ratio of our ADSs changed from 1 ADS per 5 common shares to 1 ADS per 2 common shares. The ADS prices set forth in the table above reflect the new share: ADS ratio for all periods.

C.    Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange (currently Moscow Exchange) since December 2003. ADSs, each representing two shares of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since July 6, 2000. Our

U.S. dollar-denominated notes due in 2020 and 2023 are listed on the Irish Stock Exchange. Our ruble-denominated notes are listed on the Moscow Exchange.

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

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 1,998,381,575 common shares, each with a par value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate par value of the issued and outstanding shares. We are also authorized to issue an additional 100,000,000 common shares with a par value of 0.10 rubles each. We have issued only common stock. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders.

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

        In March 2016, in the course of liquidation of our wholly owned subsidiary, MTS Bermuda, we obtained 67,995,335 shares. As of June 1, 2016, we had 36,652 treasury shares repurchased pursuant to our shareholders' right to demand buy-out following the merger of our subsidiaries into MTS during 2015 and 2016 in accordance with applicable laws. In June 2016, our shareholders decided to decrease our charter capital by cancellation of all outstanding 68,031,987 treasury shares (approximately 3.29% of our share capital at that time). In August 2016, we cancelled these shares, and as such our capital stock decreased from 2,066,413,562 to 1,998,381,575 shares. As of April 1, 2017, we did not have any treasury shares.

        As of April 1, 2016, our subsidiaries held 9,496,163 of our shares. In April 2016, our wholly owned subsidiary Bastion LLC sold 954,386 shares to our management pursuant to our management long-term motivation program. In December 2016, our wholly owned subsidiary Stream Digital LLC purchased

3,060,409 shares (including shares represented by ADSs) as a result of a tender offer announced in October 2016.

        A second tender offer was announced in January 2017, as a result of which Stream Digital LLC purchased additional 32,061,256 shares. Thus, as of April 1, 2017, our subsidiaries held a total of 43 543 303 of our shares. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." In our consolidated financial statements prepared in accordance with IFRS, these shares are considered treasury shares (i.e., they are considered not outstanding).

        As of the date of this document, we had more than ten thousand shareholders for purposes of the Joint Stock Companies Law.

Rights Attaching to Shares

        Holders of our common stock have the right to vote at all shareholders' meetings. As required by the Joint Stock Companies Law and our charter, all shares of our common stock have the same par value and grant identical rights to their holders. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

  •
  freely transfer the shares without our consent and the consent of other shareholders;

  •
  receive dividends;

  •
  participate in shareholders' meetings and vote on all matters within shareholders' competence;

  •
  transfer voting rights to a representative on the basis of a power of attorney;

  •
  participate in the election and dismissal of members of the Board of Directors and Auditing Commission;

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

  •
  if holding, alone or with other holders, at least 1% of the voting shares, demand from the holder of register of shareholders to provide information on shareholders of the company and shares held by such shareholders;

  •
  if holding, alone or with other holders, 2% or more of the voting stock, within 100 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders' meeting and nominate candidates to the Board of Directors, the Counting Commission and the Auditing Commission;

  •
  if holding, alone or with other holders, 10% or more of the voting stock, demand from the Board of Directors the calling of an extraordinary shareholders' meeting or an unscheduled audit by the Auditing Commission or an independent auditor, and file a lawsuit against the company to convene an extraordinary shareholders' meeting if the Board of Directors fails to take a decision to convene an extraordinary shareholders' meeting or decides against convening such meeting;

  •
  demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

  •
  any reorganization;

  •
  the conclusion of a major transaction, the value of which exceeds 50% of the balance sheet value of the assets calculated under Russian Accounting Standards ("RAS"));

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

  •
  if holding, alone or with other shareholders at least 1% of the voting shares, demand consent for an interested party transaction; and

  •
  exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders' meeting approved in accordance with its competence.

Pre-emptive Rights

        The Joint Stock Companies Law and our charter provide existing shareholders with a pre-emptive right to purchase shares or securities convertible into shares during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Joint Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or securities convertible into shares, in an amount proportionate to their existing shareholdings, during a private subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The pre-emptive right does not apply to a private subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing shareholdings. We must provide shareholders with written notice of their pre-emptive right to purchase shares and the period during which shareholders can exercise their pre-emptive rights may not be less than 45 or, under certain circumstances, 20 or even eight business days. We cannot sell the shares or securities convertible into shares which are subject to the pre-emptive rights during this period.

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

        The Joint Stock Companies Law and the Securities Market Law have been amended on December 29, 2012 to adopt new dividend payment rules that came into force January 1, 2014. These amendments include new rules on determining the shareholders entitled to dividend distribution whereby the list of such shareholders is fixed at date determined in the decision of the General shareholders' meeting on the distribution of dividends. The date shall be not earlier than 10 days and not later than 20 days following the date of such decision. The dividends are to be paid to private shareholders registered in the share register of the company within 25 days and to nominal holders and professional managers within 10 days from the date on which persons entitled to receive dividends are determined. If shares are held on a depo account with a depository, dividends will be transferred to such shareholders by such depositary within seven business days of receipt of funds by the depositary.

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

Liability of Shareholders

        The Civil Code of the Russian Federation and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investments. This may not be the case, however, when one company is capable of determining decisions made by another company. The company capable of determining such decisions is called an "effective parent." The company whose decisions are capable of being so determined is called an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

  •
  the effective parent gives binding instructions or consent for a transaction to the effective subsidiary (except for voting of the effective parent in a shareholders' meeting of its effective subsidiary and approval by the effective parent's governing body of a transaction if such approval is required under the charter of the effective parent or the effective subsidiary).

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

Alteration of Capital

Charter Capital Increase

        We may increase our charter capital by:

  •
  issuing new shares; or

  •
  increasing the par value of previously issued shares.

        A decision on any issuance of shares or securities convertible into shares by private subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting 25% or more of the number of issued common shares, requires a three-quarters majority vote of a shareholders' meeting. Otherwise, a decision to increase the charter capital by increasing the par value of issued shares requires a majority vote of a shareholders' meeting. In certain circumstances provided in our charter, a decision to increase the charter capital may be taken by our Board of Directors. In addition, the issuance of shares above the number provided in our charter necessitates a charter amendment, which requires a three-quarters affirmative vote of a shareholders' meeting.

        The Joint Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their par value. The price of newly issued shares for existing shareholders exercising their pre-emptive right to purchase shares could be less than the price paid by third parties, but not less than 90% of the price paid by third parties. Fees paid to intermediaries may not exceed 10% of the shares placement price. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an appraiser.

        Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

  •
  taking a decision on a share placement;

  •
  approval of a resolution on a share issuance;

  •
  prior registration of the share issuance with the CBR;

  •
  placement of shares;

  •
  filing with the CBR and registration of a report or a notice (as applicable) on results of the share issuance; and

  •
  public disclosure of information relating to the issuance of shares.

Charter Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for a public joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital through the repurchase and cancellation of shares, be made by a majority vote of a shareholders' meeting and through reduction of the par value of shares, by a three-quarter majority vote of a shareholders' meeting. Additionally, within three business days of a decision to reduce our charter capital, we must notify the federal executive body in charge of the state registration of legal entities on the decision taken and publish within the same three-day period a notice regarding the charter capital reduction, as well as a second notice one month after the first notice is published. Our creditors, whose claims arose before the decision on the charter capital decrease was taken, would then have the right to demand, within 30 days of the second publication of the notice, early termination or settlement of relevant obligations by us, as well as compensation for damages.

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

        The Joint Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares as long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  any reorganization;

  •
  the conclusion of a major transaction, which involves assets having value of more than 50% of the balance sheet value of the assets calculated under RAS (including those which are simultaneously interested party transactions); or

  •
  any amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders' rights; and

  •
  the amendment of the public company's charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares.

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

Registration and Transfer of Shares

        Russian legislation requires that a joint stock company ensures maintenance of a register of its shareholders, which for a public joint stock company, shall be maintained by a registrar. Registrar NIKoil OJSC had maintained our register of shareholders since May 10, 2000. In July 2014, it has been merged into Independent Registration Company JSC (known as Computershare Registrar JSC prior to October 6, 2015) which now maintains our register of shareholders by way of universal succession.

        The Federal Law No. 414-FZ "On the Central Depositary" dated December 7, 2011 (the "Central Depositary Law"), which came into force on January 1, 2012, set out a legal framework for establishment and operation of the central depositary. On November 6, 2012, the Russian Federal Financial Markets Service granted the JSC National Settlement Depositary the status of central depositary which opened its nominee holder accounts in, among others, all securities registers of the issuers which are obliged to disclose information in accordance with Russian securities law. As we are required to make public disclosures, the above requirement is applicable to us, which means that the central depositary became the only person having a nominee holder account in our share register. Also, the Central Depositary Law prohibits persons maintaining securities registers from opening and depositing securities (save for limited exceptions) to other nominee holder accounts from the date of the opening of a nominee holder account with the central depositary.

        Ownership of our registered shares is evidenced by entries made in the register of shareholders, on the books of the central depositary or a Russian licensed depositary. Any of our shareholders may obtain an extract from the register of our shareholders maintained by the registrar or from their respective depositary, as the case may be, certifying the number of shares that such shareholder holds. We are also entitled to obtain an extract from our shareholders' register which sets out all of our shareholders registered directly therein. In addition, we are entitled to obtain a list of nominal holders that opened depo accounts with the central depository, as well as a list of entities that have accounts opened with the nominal holders, given that such list is provided by the relevant nominal holder. However, we are unable to monitor transfers of our shares that are held on the books of depositaries registered with the central depository because underlying shareholders have no obligation to reveal and such depositaries have no obligation to notify us about such transfers. As a result, we can currently only identify our actual shareholders in a limited number of cases provided for by Russian law, including when requesting our registrar and the central depository to compile a list of shareholders of record for the General Shareholders' Meeting and when shareholders and ADS holders provide voting instructions together with disclosure of information, including ownership information, in accordance with Russian securities regulations.

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

  •
  disclosing our annual report and annual financial statements prepared in accordance with RAS, as well as annual and interim financial statements prepared in accordance with IFRS;

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

  •
  determination of the number, par value, class/type of authorized shares and the rights granted by such shares;

  •
  changes in our charter capital;

  •
  appointment and removal of our independent auditor and of the members of our Auditing Commission and Counting Commission;

  •
  consent or subsequent approval of certain interested party transactions and major transactions;

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

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  consent or subsequent approval of major transactions involving assets in excess of 50% of the balance sheet value of the company's assets calculated under RAS;

  •
  the number, par value, and category (type) of authorized shares and the rights granted by such shares;

  •
  repurchase by the company of its issued shares;

  •
  any issuance of shares or securities convertible into shares of common stock by private subscription;

  •
  issuance by open subscription of shares of common stock or securities convertible into common stock, in each case, constituting 25% or more of the number of issued and outstanding shares of common stock;

  •
  decrease of the charter capital through reduction of the par value of shares; or

  •
  filing of an application for delisting of our shares or securities convertible into shares.

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

  •
  appointment of an independent auditor; and

  •
  appointment of the members of the auditing commission.

        A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders' meeting and may nominate candidates for the board of directors, counting commission and auditing commission. Any agenda proposals or nominations must be provided to the company no later than 100 calendar days after the preceding financial year end.

        Extraordinary shareholders' meetings may be called by the board of directors on its own initiative, or at the request of the auditing commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request. The decision to call or reject the call for an extraordinary shareholders' meeting shall be made by the board of directors within five days from the receipt date of the request and sent to the party that requested the meeting within three days after such a decision was made.

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
  election of the auditing commission;

  •
  approval of a company's independent auditor; and

  •
  approval of the annual report, the annual financial statements.

Notice and Participation

        Pursuant to the Joint Stock Companies Law, persons registered in the register of shareholders and entitled to participate in a general shareholders' meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 20 days (or 30 days if the agenda includes an item on reorganization) prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders' meeting to elect the board of directors, persons registered in the register of shareholders and entitled to participate in the general shareholder's meeting must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders' meeting.

        If a nominal holder of the shares registers in the register of shareholders, then a notification of the shareholders' meeting shall be sent to the nominal holder. The nominal holder must notify its clients in accordance with Russian legislation or an agreement with the client. The list of persons entitled to participate in a general shareholders' meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the 10 days after the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 25 days before the date of the meeting (or, in the case of an extraordinary shareholders' meeting to elect the board of directors, not later than 55 days before the date of the meeting).

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

  •
  by delegating the right to submit such written ballot to an authorized representative; or

  •
  by sending information on their willingness to the nominee holder for further transfer to the registrar in accordance with the requirements of the Russian securities law.

        The decision of the Board of Directors to convene the General meeting of shareholders may provide for the possibility to fill the electronic voting ballots online at website on the Internet.

Board of Directors

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

  •
  recommendations on the amount of remuneration and compensation to be paid to the members of our Auditing Commission and on the fees payable for the services of an independent auditor;

  •
  use of our reserve fund and other funds;

  •
  approval of our internal documents, except for those documents whose approval falls within the competence of our shareholders or the president;

  •
  consent or subsequent approval of major and interested party transactions in certain cases provided for by the Joint Stock Companies Law;

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

        Our internal regulation "On the Board of Directors of Mobile TeleSystems Public Joint Stock Company" (the "Regulation") was approved by the annual shareholders' meeting on June 23, 2016. In accordance with clause 2.2.2 of the Regulation, the members of the Board of Directors have the right to:

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

  Interested Party Transactions

        Under the Joint Stock Companies Law, certain transactions are defined as "interested party transactions". Such transactions include transactions involving a member of the board of directors, the company's CEO, a member of the company's management board), any person controlling the company, or any person who is able to give binding instructions to the company, if that person and/or that person's spouse, parents, children, adoptive parents or children, full and half brothers or sisters and/or their controlled entities, is/are:

  •
  a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

  •
  controlling persons of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

  •
  a member of any governing body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of any governing body of a managing organization of such a company.

        Pursuant to the Joint Stock Companies Law a "controlling person" is deemed to be a person (i) directly or indirectly controlling over 50% of the voting shares in another legal entity (on the basis of an instruction, a shareholders' agreement or other agreements); or (ii) having the right to appoint the sole executive body or more than half of the governing body of a controlled entity. A controlled entity is understood to be a legal entity directly or indirectly controlled by the controlling entity.

        Pursuant to the changes to the Joint Stock Companies Law, which entered into force on January 1, 2017, transactions defined as "interested party transactions" do not require a mandatory prior approval by disinterested directors or shareholders of the company. However, a company shall notify members of a board of directors, management board or shareholders (if all members of the board of directors are deemed interested or a board of directors is not formed in a company) of a contemplated interested party transaction not later than 15 days prior to execution of such transaction, and the company's sole executive body, members of its board of directors and management board or a shareholder owning at least 1% of the company's voting shares may request consent for such interested party transaction.

        In public joint stock companies consent or subsequent approval of the transaction shall be granted by a majority of disinterested directors of the company which within one year prior to the decision:

  1)
  did not act as persons performing functions of the sole executive body, including its executive manager, members of the company's management board or members of the governing bodies of the company's managing organization;

  2)
  did not have spouses, parents, children, adoptive parents and adopted children, full and half brothers and sisters acting as members of the company's management bodies, members of the governing bodies of the company's managing organization or as the company's executive manager; and

  3)
  did not control the company or the company's managing organization (including its executive manager) or were not entitled to issue instructions binding on the company (collectively, "independent directors").

        Consent or subsequent approval by a majority of shareholders who are not interested in the transaction shall be granted if:

  •
  the value of such transaction or a number of interrelated transactions is 10% or more of the balance sheet value of the company's assets determined under RAS;

  •
  the transaction or a number of interrelated transactions involves a sale of voting shares or preference shares, in an amount exceeding 2% of the company's issued voting stock, unless the charter of a company provides for a lesser amount of shares;

  •
  the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

  •
  the number of independent directors is less than two, unless the charter of a company provides for a higher quorum for a board of directors meeting on this issue.

        Consent or subsequent approval of interested party transactions is not required nor can be requested in the following instances:

  •
  the transactions are concluded in the ordinary course of business, provided that the company has concluded similar transactions with disinterested parties on substantially similar terms over a long time;

  •
  the company has only one shareholder that simultaneously performs the functions of the company's CEO;

  •
  all shareholders owning voting shares of the company are deemed interested in such transactions and there are no other persons interested in such transactions;

  •
  the transactions constitute the issuance of shares or securities convertible into shares, including by way of subscription;

  •
  the transactions constitute the issuance of bonds by open subscription or repurchase of bonds;

  •
  the transactions arise from the repurchase, whether mandatory or not, by the company of its issued shares;

  •
  reorganization and/or merger transactions; or

  •
  the transactions that are mandatory for the company pursuant to Russian law and must be concluded on the basis of fixed prices and tariffs adopted by a competent state body

  •
  the transactions concluded on the same terms as preliminary contracts previously approved as interested party transactions;

  •
  the transactions concluded in an open tender, if such tender terms were previously approved by the Board of Directors;

  •
  the transactions the value of which does not exceed 0.1% of the company's balance sheet assets calculated according to RAS.

Major Transactions

        The Joint Stock Companies Law defines a "major transaction" as a transaction, or a number of interrelated transactions entered into beyond the ordinary course of business connected with the direct or indirect acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property (including intellectual property) having a value of 25% or more of the balance sheet value of the assets of a company determined under RAS, as well as in other cases provided by the Joint Stock Company Law.

        Consent or subsequent approval of major transactions is not required nor can be requested in the following instances:

  •
  the company has only one shareholder that simultaneously performs the functions of the company's CEO;

  •
  the transactions involving the placement of common stock, or securities convertible into common stock or transactions involving services provided in connection with such placements;

  •
  reorganization;

  •
  the transactions to be executed by the company pursuant to the federal laws and/or other regulations of the Russian Federation and priced in accordance with the regulations of the Russian government or other federal bodies authorized by the Russian government;

  •
  the transactions arising from a mandatory tender offer to purchase company's issued shares or securities convertible to shares;

  •
  the transactions concluded on the same terms as the preliminary contracts previously approved as major transactions.

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

        According to the amendments made by the Federal law No. 275-FZ dated October 5, 2015 starting from January 5, 2016 the regulations in relation to the abovementioned register were repealed and only the combined value of assets or combined annual revenues of the companies involved in the transaction is taken in account. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may influence our subscriber tariffs and impose certain restrictions on our operations."

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

Ruble bonds

        On April 3, 2013, we issued exchange-traded Series 1 ruble bond on Moscow Exchange. The bond is worth RUB 10 billion and has a maturity of ten years. Coupons are to be paid semiannually at the rate of 8.25%. Bond holders will have the right under a five-year put option to sell the bonds to us. The proceeds from the bond placement will be used for general corporate needs.

        On September 2, 2016, we issued a RUB 10 billion exchange-traded Series 2 bonds with a maturity of 15 years and a two year put option on Moscow Exchange. Coupons are to be paid semiannually at the rate of 9.4%. The proceeds from bonds will be used for general corporate needs.

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

        We do not believe that we were a PFIC for the year ended December 31, 2016. However, our possible status as a PFIC must be determined annually and may be dependent in part on the market price of our ADSs, which may be volatile. Therefore, our possible status as a PFIC may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

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

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2016, RUB 91,650 million, or 33.36% of our total indebtedness, excluding capital leases, was variable interest rate debt, while RUB 183,113 million, or 66.64% of our total indebtedness, excluding capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2016.

Contractual Maturity Date as of December 31, 2016:

Indebtedness	Currency	2017	2018	2019	2020	2021	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2016)
	(amounts in millions of RUB)
Variable debt
Sberbank	RUB	—	12,000	12,000	12,000	14,000	—	50,000	10.90%
Skandinavska Enskilda Banken AB	USD	821	—	—	—	—	—	821	1.54%
Skandinavska Enskilda Banken AB	USD	355	—	—	—	—	—	355	3.12%
LBBW	EUR	298	—	—	—	—	—	298	1.30%
Credit Agricole Corporate Bank and BNP Paribas	EUR	442	442	—	—	—	—	884	1.43%
Citibank	USD	1,808	1,808	1,808	1,808	1,808	4,519	13,559	2.22%
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	USD	7,566	7,566	6,055	4,543	—	—	25,730	2.47%

Total variable debt		11,290	21,816	19,863	18,351	15,808	4,519	91,647

Weighted average interest rate		7.01%	7.67%	7.90%	8.08%	8.20%	2.22%	6.85%
Fixed-rate notes
MTS PJSC Notes due 2018	RUB	—	6	—	—	—	—	6	10.00%
MTS International Notes due 2020	USD	—	—	—	18,614	—	—	18,614	8.63%
MTS PJSC Notes due 2017	RUB	10,000	—	—	—	—	—	10,000	8.70%
MTS PJSC Notes due 2020	RUB	1,448	—	—	—	—	—	1,448	9.25%
MTS International Notes due 2023	USD	—	—	—	—	—	28,299	28,299	5.00%
MTS PJSC Notes due 2022 (V series)	RUB	—	—	—	—	12	—	12	0.25%
MTS PJSC Notes due 2023	RUB	—	10,000	—	—	—	—	10,000	8.25%
MTS PJSC Notes due 2031	RUB	—	10,000	—	—	—	—	10,000	9.40%
Fixed-rate bank loans
Sberbank	RUB	15,000	15,000	20,000	5,000	—	—	55,000	8.45%
Sberbank	RUB	—	10,000	20,000	—	—	—	30,000	9.85%
Sberbank	RUB	—	—	10,000	—	—	—	10,000	9.65%
Ekvant	RUB	36	36	36	37	36	101	282	0.00%
Gasprombank	RUB	4,000	—	—	—	—	—	4,000	10.90%
Citibank	RUB	2,400	—	—	—	—	—	2,400	9.90%
ZTE Ukraine	UAH	12	18	15	8	—	—	53	28.00%
ZTE Corporation	USD	56	55	48	—	—	—	159	15.00%
KB Platina	RUB	250	—	—	—	—	—	250	8.00%
Repo 10% Notes due 2018	RUB	996	—	—	—	—	—	996	10.39%
Repo 10% Notes due 2018	RUB	1,592	—	—	—	—	—	1,592	10.24%
Total fixed debt		35,790	45,115	50,099	23,659	48	28,400	183,111

Weighted average interest rate		8.39%	8.22%	7.91%	6.61%	4.97%	4.98%	6.85%

        We would have experienced an additional interest expense of approximately RUB 704 million on an annual basis as a result of a hypothetical increase in variable rates by 1% over the current rate as of December 31, 2016. The rates of EUR and USD as of December 31, 2016 were used in calculations.

        The fair value of our publicly traded fixed-rate notes as of December 31, 2016, ranged from 99.21% to 114.83% of the notional amount. As of December 31, 2016, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 15 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2016
		(amounts in millions of Rubles)
Fixed-to-variable Interest Rate Swap Agreements
Swap agreement with VTB to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	2,000	(8.4)
Swap agreement with Sberbank to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45%	March 2020	7,000	(31.2)
Swap agreement with BNP Paribas to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	5,000	(19.6)
Swap agreements with Rosbank to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	3,000	(10.0)
Swap agreement with Merill Lynch to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45%	March 2020	3,000	(10.7)

        As of December 31, 2016, approximately 18.7% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations.

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

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2016
		(amounts in millions of Rubles)
Cross-currency Interest Rate Swap Agreements
Swap agreements with Barclays Bank to pay a fixed rates of 7.3675% to 7.3800% and receive a variable interest rate of 6m LIBOR	September 2020	9,718	3,397
Swap agreements with Merill Lynch to pay a fixed rates of 7.17% and receive a variable interest rate of 6m LIBOR	September 2020	3,608	1,268
Swap agreements with Sberbank to pay a fixed rates of 7.095% and receive a variable interest rate of 6m LIBOR	September 2020	3,644	1,278
Swap agreements with Rosbank to pay a fixed rates of 7.253% to 7.2575% and receive a variable interest rate of 6m LIBOR	September 2020	12,147	4,183
Swap agreements with Barclays Bank to pay a fixed rates of 8.115% to 8.295% and receive a variable interest rate of 6m LIBOR	June 2019	7,288	2,343
Swap agreements with HSBC bank Plc to pay a fixed rates of 8.13% and receive a variable interest rate of 6m LIBOR	June 2019	911	292
Swap agreement with VTB bank to pay a fixed rate of 8.2% and receive a variable interest rate of 6m LIBOR	June 2019	2,733	872

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2012	34.04	28.95	30.97	30.37
2013	33.47	29.93	31.98	32.73
2014	67.79	32.66	39.34	56.26
2015	72.88	49.18	62.01	72.88
2016	83.59	60.27	66.35	60.66

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2016	67.05	62.99
August 2016	67.05	63.55
September 2016	65.87	63.16
October 2016	63.40	62.05
November 2016	65.86	63.20
December 2016	65.24	60.27
January 2017	60.66	59.15
February 2017	60.31	56.77
March 2017	59.22	56.38

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 21, 2017 was 56.42 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of

Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2012	7.99	7.98	7.99	7.99
2013	7.99	7.99	7.99	7.99
2014	15.85	7.99	12.19	15.77
2015	30.01	15.75	21.81	24.00
2016	27.25	23.27	25.69	27.19

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
July 2016	24.86	24.79
August 2016	25.65	24.78
September 2016	26.85	25.77
October 2016	25.94	25.50
November 2016	26.35	25.52
December 2016	27.19	25.56
January 2017	27.72	26.29
February 2017	27.26	26.91
March 2017	27.18	26.81

  Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for April 21, 2017 was 26.76 hryvnias per U.S. dollar.

        We have exposure to fluctuations in the value of the U.S. dollar relative to the Russian ruble, Ukrainian hryvnia, Turkmen manat and Armenian dram which are the functional currencies in our countries of operation. As a result, we may face translation losses, increased debt service payments and increased capital expenditures and operating costs should these currencies depreciate against the U.S. dollar.

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

        We would experience a currency exchange loss of RUB 6,722 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/manat/dram/sum to U.S. dollar exchange rate at December 31, 2016. We would experience a currency exchange gain of RUB 2,274 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/manat/dram to euro exchange rate at December 31, 2016. We are unable to estimate future loss of earnings as a result of such changes.

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

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2016, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and includes those policies and procedures that:

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

        Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013).

        As a result of management's evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2016 was effective.

        The effectiveness of our internal control over financial reporting as of December 31, 2016, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS who has also audited and reported on our consolidated financial statements.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c)
Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of Mobile TeleSystems PJSC:

  Moscow, Russia

        We have audited the internal control over financial reporting of Mobile TeleSystems PJSC and subsidiaries (the "Group") as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016, of the Group and our report dated March 21, 2017 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow, Russia
March 21, 2017

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

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two-year period ended December 31, 2015 and 2016, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS and its affiliates in 2015 and 2016, respectively.

	Year ended December 31,
	2016	2015
	(in thousands of Russian rubles)
Audit Fees	121,580	121,580
Audit-Related Fees	4,564	14,981
Tax Fees	1,461	332
All Other Fees	—	—

Total	127,606	136,893

Audit Fees

        The Audit Fees for the years ended December 31, 2016 and 2015 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with IFRS, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with IFRS, statutory audits.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2016 and 2015 mainly included fees for agreed-upon procedures related to audited financial statements and procedures to support ongoing investigations related to our former subsidiary in Uzbekistan, Uzdunrobita.

Tax Fees

        The Tax Fees for the years ended December 31, 2016 and 2015, respectively, include the fees principally related to tax compliance services.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2016.

Item 16D.    Exemption from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any ADSs in the year ended December 31, 2015.

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

        A total of 29,666 MTS shares representing 0.001% of our issued share capital were repurchased for RUB 5.9 million in October 2015 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws. These shares were used for reduction of our issued share capital in August 2016.

        A total of 6,986 MTS shares representing 0.0003% of our issued share capital were repurchased for RUB 1.1 million in February 2016 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws. These shares were used for reduction of our issued share capital in August 2016.

        In October 2016 we announced a tender offer (the "First Tender Offer") for repurchase of MTS ordinary shares (including ordinary shares represented by ADSs) for the amount of up to RUB 4,934 million. Also, our subsidiary Stream Digital LLC and Sistema entered into a purchase agreement (the "Sistema Purchase Agreement")pursuant to which Sistema agreed not to tender and sell any shares in the First Tender Offer and instead agreed to sell to us, following completion of the First Tender Offer, a pro rata number of shares of ordinary shares based on the number of shares tendered in the First Tender Offer. As a result of the First Tender Offer in December 2016 our subsidiary, Stream Digital LLC, repurchased 1,509,914 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 0.08% of our issued share capital for RUB 346 million. Simultaneously, Stream Digital LLC repurchased 1,550,495 MTS ordinary shares from Sistema under the Sistema Purchase Agreement representing approximately 0.08% of our issued share capital for RUB 355 million.

        In January 2017 we announced a new tender offer (the "Second Tender Offer") for repurchase of MTS ordinary shares (including ordinary shares represented by ADSs) for the amount of up to RUB 4,647 million. Also, our subsidiary Stream Digital LLC and Sistema Finance S.A., a subsidiary of Sistema, entered into a purchase agreement (the "Second Sistema Purchase Agreement") pursuant to which Sistema Finance S.A. together with Sistema and Sistema's affiliated entities agreed not to tender and sell any shares in the Second Tender Offer and instead agreed to sell to us, following completion of the Second Tender Offer, a pro rata number of shares of ordinary shares based on the number of shares purchased in the Second Tender Offer.

        As a result of the Second Tender Offer in March 2017 Stream Digital LLC, repurchased 16,022,364 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 0.8% of our issued share capital for RUB 4,646 million.

        Simultaneously, Stream Digital LLC repurchased repurchased 16,038,892 MTS ordinary shares from Sistema Finance S.A. under the Second Sistema Purchase Agreement representing approximately 0.8% of our issued share capital for RUB 4,651 million.

        We are considering the opportunity to launch a new tender offers in future.

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

        We have a remuneration and nomination committee comprising of four independent directors. This committee functions pursuant to bylaws approved by the Board of Directors specifying the committee's purpose, duties and responsibilities. The committee is primarily responsible for recommending appointments to key managerial posts, developing a set of requirements and criteria for directors and management executives and developing a remuneration structure and compensation levels for the Board of Directors, the audit committee and management executives (including the CEO). This committee is also responsible for conducting annual performance evaluations of the Board of Directors.

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014:
Consolidated statement of financial position as of December 31, 2016 and 2015	F-2 - F-3
Consolidated statement of profit and loss for the years ended December 31, 2016, 2015 and 2014	F-4
Consolidated statement of comprehensive income for the years ended December 31, 2016, 2015 and 2014	F-5
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2016, 2015 and 2014	F-6 - F-7
Consolidated statement of cash flows for the years ended December 31, 2016, 2015 and 2014	F-8 - F-9
Notes to the consolidated financial statements	F-10 - F-81

Item 19.    Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems PJSC, restated version No. 13, as approved by the General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 23, 2016 (English translation).*
1.2
Alterations and Amendments to the Charter of Mobile TeleSystems PJSC (Version No. 13), as approved by General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 23, 2015 (English translation).
1.3
Code of Corporate Conduct and Business Ethics of Mobile TeleSystems PJSC approved by the Board of Directors of Mobile TeleSystems PJSC on February 18, 2016 is incorporated herein by reference to Exhibit 1.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
2.1
Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
2.2	Amendment No. 1 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(2) to Form F-6 (Registration No 333-12008).
2.3	Amendment No. 2 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(3) to Form F-6 (Registration No 333-121240).
2.4	Amendment No. 3 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(4) to Form F-6 (333-145190).
2.5	Amendment No. 4 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(5) to Form F-6 (Registration No. 333-166178).
2.6	Listing Prospectus of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated March 5, 2013 (English translation).
4.1
Indenture dated as of January 28, 2005 between Mobile TeleSystems Finance S.A., Mobile TeleSystems PJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004, on Form 20-F.
4.2
Indenture dated as of October 14, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems PJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.
4.3
MTS License No. 50789 for provision of mobile radiotelephone communication services using IMT-2000/UMTS mobile radiotelephone networks in the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.4
MTS License No. 765 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Armenia Republic (English translation) is incorporated herein by reference to Exhibit 4.50 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.

Exhibits No.	Description
4.5	MTS Ukraine License No. 546038 for provision of mobile communication services with the right for telecommunication networks maintenance and operation and for telecommunication channels leasing throughout Ukraine (English translation) is incorporated herein by reference to Exhibit 4.33 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.6
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
4.7
MTS Ukraine License No. 286185 for construction and maintenance of communication networks with movable facilities and provision of services of network usage in Ukraine (English translation) is incorporated herein by reference to Exhibit 4.35 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.8
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
4.9
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
4.10
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
4.11
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

Exhibits No.	Description
4.13	MTS License No. 108060 for provision of telecommunication services for provision of communication channels in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.51 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.20
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

Exhibits No.	Description
4.22	MTS License No. 108754 for provision of data communication services for the purposes of voice data communication in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.61 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.27
MTS License No. 109494 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.70 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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

Exhibits No.	Description
4.31	MTS License No. 110729 for provision of data communication services for the purposes of voice data communication in the territory of the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.90 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.36
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

Exhibits No.	Description
4.40	MGTS License No. 112865 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.117 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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

Exhibits No.	Description
4.49	MTS License No. 114623 for provision of intra-zone telephone communication services in the territory of the Vologda Region. (English translation) is incorporated herein by reference to Exhibit 4.136 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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

Exhibits No.	Description
4.58	MTS License No. 117815 for provision of data communication services for the purposes of voice data communication in the territory of the Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.151 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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

Exhibits No.	Description
4.67	MTS License No. 117824 for provision of data communication services for the purposes of voice data communication in the territory of the Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.160 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.70
MTS License No. 123560 for provision of data transmission services for the purpose of voice transmission in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.125 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.71
MTS License No. 122267 for provision of data transmission services for the purpose of voice transmission in the territory of the Tver region (English translation) is incorporated herein by reference to Exhibit 4.126 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.72
MTS License No. 124994 for provision of data transmission services for the purpose of voice transmission in the territory of St. Petersburg (English translation) is incorporated herein by reference to Exhibit 4.128 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.73
MTS License No. 123559 for provision of intrazonal telephone communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.130 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.74
MTS License No. 122730 for provision of data transmission services for the purpose of voice transmission in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.131 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.75
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

Exhibits No.	Description
4.76	MTS License No. 124924 for provision of intrazonal telephone communication services in the territory of the Republic of Tatarstan (Tatarstan) (English translation) is incorporated herein by reference to Exhibit 4.137 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.77
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
4.78
MTS License No. 125651 for provision of telematic communication services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.139 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.79
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
4.80
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
4.81
MTS License No. 122731 for provision of data transmission services for the purpose of voice transmission in the territory of the Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.143 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.82
MTS License No. 122568 for provision of mobile radio telephone services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.144 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.83
MTS License No. 122729 for provision of intrazonal telephone communication services in the territory of the Kursk region (English translation) is incorporated herein by reference to Exhibit 4.145 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.84
MTS License No. 123658 for provision of intrazonal telephone communication services (GSM-900/1800 network) in the territory of the Nizny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.147 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.85	MTS License No. 122567 for provision of mobile radio telephone services (GSM-900/1800 network) in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.148 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.86
MTS License No. 122569 for provision of mobile radio telephone services (GSM-900/1800 network) in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.149 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.87
MTS License No. 123659 for provision of communication services for the purpose of wire broadcasting in the territory of the Nizny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.151 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.88
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
4.89
MTS License No. 124558 for provision of communications services for the provision of communication channels in the territory of the Jewish Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.153 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.90
MTS License No. 122552 for provision of mobile radio telephone services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.154 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.91	MTS License No. 122553 for provision of mobile radio telephone services in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.156 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.92
MTS License No. 122554 for provision of mobile radio telephone services in the territory of the Stavropol Territory (English translation) is incorporated herein by reference to Exhibit 4.158 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.93
MTS License No. 122560 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.163 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.94
MTS License No. 122556 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.164 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.95
MTS License No. 122566 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.165 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.96
MTS License No. 120614 (GSM-900/1800 networks) for provision of mobile radio telephone services in the territory of the Adygea Republic (English translation) is incorporated herein by reference to Exhibit 4.168 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.97
MTS License No. 121166 for provision of mobile radio telephone services in the territory of Moscow, the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.169 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.98
MTS License No. 122193 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.170 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.99
MTS License No. 119884 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.171 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.100
MTS License No. 119985 for provision of communication services for the purpose of broadcasting in the territory of the Chukotsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.172 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.101	MTS License No. 122268 for provision of communication services for the purpose of cable broadcasting in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.173 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.102
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
4.103
MTS License No. 120615 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.175 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.104
MGTS License No. 112630 for provision of mobile radio telephone services in the territory of Moscow, the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.179 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.105
Sibintertelecom JSC License No. 119279 for provision of communication services for the provision of communication channels in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.182 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.106
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
4.107
MTS License No. 118159 for provision of telematic communication services in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.187 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.108
MTS License No. 138261 for provision of for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.194 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.109
MTS License No. 138258 for provision of for provision of telematic communication services in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.195 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.110	MTS License No. 138262 for provision of communications services for the provision of communication channels in the territory of the Udmurt Republic, Perm Territory, Amur region, the Kurgan region, the Orenburg region, the Sverdlovsk region, the Tambov region, the Tumen region, the Chelyabinsk region, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.197 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.111
MTS License No. 138260 for provision of data transmission services for the purpose of voice transmission in the territory of the Republic of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.198 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.112
MTS License No. 136447 for provision of mobile radio telephone services in the territory of the Amur region (English translation) is incorporated herein by reference to Exhibit 4.199 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.113
MTS License No. 136451 for provision of mobile radio telephone services in the territory of the Perm Territory—the Komi-Permyak area (English translation) is incorporated herein by reference to Exhibit 4.200 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.114
MTS License No. 137711 for provision of communication services for the purpose of wire broadcasting in the territory of the Chelyabinsk region (English translation) is incorporated herein by reference to Exhibit 4.201 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.115
MTS License No. 137565 for provision of data transmission services for the purpose of voice transmission in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.202 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.116
MTS License No. 137567 for provision of telematic communication services in the territory of the Komi Republic, the Udmurt Republic, the Perm Territory, the Amur region, the Belgorod region, the Bryansk region, the Vladimir region, the Voronezh region, the Ivanovo region, the Kaluga region, the Kirov region, the Kostroma region, the Kurgan region, the Kursk region, the Lipetsk region, the Moscow region, the Nizhniy Novgorod region, the Omsk region, the Orenburg region, the Orel region, the Pskov region, the Ryazan region, the Sverdlovsk region, the Smolensk region, the Tambov region, the Tver region, the Tula Region, the Tyumen region, the Chelyabinsk region, the Yaroslavl region, Moscow, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.203 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.117	MTS License No. 135967 for provision of intrazonal telephone communication services in the territory of the Chelyabinsk Region (English translation) is incorporated herein by reference to Exhibit 4.206 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.118
MTS License No. 136448 for provision of mobile radio telephone services in the territory of the Orenburg Region (English translation) is incorporated herein by reference to Exhibit 4.205 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.119
MTS License No. 136449 for provision of mobile radio telephone services in the territory of the Republic of North Ossetia-Alania (English translation) is incorporated herein by reference to Exhibit 4.206 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.120
MTS License No. 136450 for provision of mobile radio telephone services in the territory of the Perm Territory, excluding the Komi-Permyak area (English translation) is incorporated herein by reference to Exhibit 4.207 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.121
MTS License No. 137566 for provision of intrazonal telephone communication services in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.208 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.122
MTS License No. 135957 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Primorsky Territory (English translation) is incorporated herein by reference to Exhibit 4.209 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.123
MTS License No. 135961 for provision of telematic communication services in the territory of the Primorsky Territory (English translation) is incorporated herein by reference to Exhibit 4.210 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.124
MTS License No. 135958 for provision of mobile radio telephone services in the territory of Republic of Kalmykia (English translation) is incorporated herein by reference to Exhibit 4.211 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.125
MTS License No. 135965 for provision of communications services for the provision of communication channels in the territory of the Mordovia Republic (English translation) is incorporated herein by reference to Exhibit 4.212 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.126
MTS License No. 135963 for provision of communications services for the provision of communication channels in the territory of the Aginski Buryatski Autonomous District of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.213 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.127	MTS License No. 135962 for provision of intrazonal telephone communication services in the territory of the Tyumen region, YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.214 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.128
MTS License No. 135960 for provision of intrazonal telephone communication services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.215 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.129
MTS License No. 135959 for provision of communications services for the provision of communication channels in the territory of Aginski Buryatski Autonomous District of the Zabaikalye Territory (English translation) is incorporated herein by reference to Exhibit 4.216 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.130
MTS License No. 135506 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.217 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.131
MTS License No. 135026 for provision of communications services for the provision of communication channels in the territory of the Sakha Republic (Yakutia), the Khabarovsk Territory, the Zabaikalye Territory (excluding the Aginski Buryatski Autonomous District) (English translation) is incorporated herein by reference to Exhibit 4.218 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.132
MTS License No. 134508 for provision of data transmission services for the purpose of voice transmission in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.219 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.133
MTS License No. 134510 for provision of data transmission services for the purpose of voice transmission in the territory of the Ivanovo region (English translation) is incorporated herein by reference to Exhibit 4.220 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.134
MTS License No. 134507 for provision of telematic communication services in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.221 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.135
MTS License No. 135029 for provision of data transmission services for the purpose of voice transmission in the territory of the Primorye Territory, the Sakhalin region, Irkutsk region (excluding the Ust-Ordyn Buryat District) (English translation) is incorporated herein by reference to Exhibit 4.222 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.136	MTS License No. 134511 for provision of communications services for the provision of communication channels in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.223 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.137
MTS License No. 134506 for provision of communications services for the provision of communication channels in the territory of the Vladimir region, the Kaluga region, the Pskov region, the Ryazan region, the Smolensk region, the Tula region (English translation) is incorporated herein by reference to Exhibit 4.2241 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.138
MTS License No. 134512 for provision of data transmission services for the purpose of voice transmission in the territory of the Kaluga Region (English translation) is incorporated herein by reference to Exhibit 4.225 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.139
MTS License No. 135027 for provision of intrazonal telephone communication services in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.226 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.140
MTS License No. 135028 for provision of intrazonal telephone communication services in the territory of the Republic of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.227 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.141
MTS License No. 134509 for provision of communications services for the provision of communication channels in the territory of the Ivanov region, the Kirov region, the Nizhny Novgorod region, the Yaroslavl region (English translation) is incorporated herein by reference to Exhibit 4.228 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.142
MTS License No. 131139 for provision of mobile radio telephone services in the territory of the Ivanovo Region (English translation) is incorporated herein by reference to Exhibit 4.229 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.143
MTS License No. 131715 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of Ufa, the Republic of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.230 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.144
MTS License No. 131718 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Mordovia Republic, the Chuvash Republic—Chuvashia (English translation) is incorporated herein by reference to Exhibit 4.231 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.145	MTS License No. 131716 for provision of telematic communication services in the territory of the Republic of Mari El (English translation) is incorporated herein by reference to Exhibit 4.232 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.146
MTS License No. 131720 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.233 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.147
MTS License No. 131721 for provision of telematic communication services in the territory of the Republic of Daghestan, the Republic of Ingushetia, the KabardinoBalkar Republic, the KarachayevoCherkesia Republic, Republic of North Ossetia-Alania (English translation) is incorporated herein by reference to Exhibit 4.234 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.148
MTS License No. 131138 for provision of data transmission services for the purpose of voice transmission in the territory of the Yaroslavl Region (English translation) is incorporated herein by reference to Exhibit 4.235 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.149
MTS License No. 131719 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Daghestan, the Republic of Ingushetia, the KabardinoBalkar Republic, the KarachayevoCherkesia Republic, the Republic of North Ossetia-Alania (English translation) is incorporated herein by reference to Exhibit 4.237 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.150
MTS License No. 130985 for provision of data transmission services for the purpose of voice transmission in the territory of the Belgorod region, the Bryansk region, the Voronezh region, the Kursk region, the Lipetsk region, the Orel region (English translation) is incorporated herein by reference to Exhibit 4.238 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.151
MTS License No. 129952 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Krasnodar Territory (English translation) is incorporated herein by reference to Exhibit 4.239 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.152
MTS License No. 130986 for provision of communications services for the provision of communication channels in the territory of the Sakhalin region (English translation) is incorporated herein by reference to Exhibit 4.240 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.153
MTS License No. 130983 for provision of communications services for the provision of communication channels in the territory of the Buryatiya Republic (English translation) is incorporated herein by reference to Exhibit 4.241 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.154	MTS License No. 129956 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.242 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.155
MTS License No. 129955 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.243 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.156
MTS License No. 130201 for provision of mobile radio telephone services in the territory of the Udmurt Republic, the Perm Territory, the Kirov region, the Kurgan region, the Orenburg region, the Sverdlovsk region, the Tyumen region, the Chelyabinsk region, the Khanty Mansiysk Autonomous region, the YamaloNenetks Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.244 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.157
MTS License No. 129957 for provision of telematic communication services in the territory of the Republic of Kalmykia (English translation) is incorporated herein by reference to Exhibit 4.245 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.158
MTS License No. 130982 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Irkutsk region, the Jewish Autonomous region, the Chukotsk Autonomous region, and Koryak Autonomous Area of the Kamchatka region (English translation) is incorporated herein by reference to Exhibit 4.246 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.159
MTS License No. 130984 for provision of telematic communication services in the territory of the Irkutsk region, the Jewish Autonomous Region, the Chukotsk Autonomous region, and the Koryak District of the Kamchatka Territory (English translation) is incorporated herein by reference to Exhibit 4.247 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.160
MTS License No. 128519 for provision of telematic communication services in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.248 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.161
MTS License No. 129943 for provision of communications services for the provision of communication channels in the territory of the Chuvash Republic—Chuvashia (English translation) is incorporated herein by reference to Exhibit 4.249 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.162
MTS License No. 129947 for provision of data telematic communication services in the territory of the Republic of Adygeya (English translation) is incorporated herein by reference to Exhibit 4.250 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.163	MTS License No. 129951 for provision of telematic communication services in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.251 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.164
MTS License No. 129948 for provision of communications services for the provision of communication channels in the territory of the Republic of Adygeya, the Krasnodar Krai (English translation) is incorporated herein by reference to Exhibit 4.252 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.165
MTS License No. 129945 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Adygeya (English translation) is incorporated herein by reference to Exhibit 4.253 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.166
MTS License No. 129949 for provision of telematic communication services in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.254 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.167
MTS License No. 129942 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Kalmykia (English translation) is incorporated herein by reference to Exhibit 4.255 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.168
MTS License No. 129950 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Ryazan region: Ryazan (English translation) is incorporated herein by reference to Exhibit 4.256 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.169
MTS License No. 129944 for provision of telematic communication services in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.257 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.170
MTS License No. 128529 for provision of communications services for the provision of communication channels in the territory of the Republic of Tuva (English translation) is incorporated herein by reference to Exhibit 4.258 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.171
MTS License No. 128528 for provision of communications services for the provision of communication channels in the territory of the Republic of Altai, the Altai Territory, the Novosibirsk Region (English translation) is incorporated herein by reference to Exhibit 4.259 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.172	MTS License No. 128533 for provision of communications services for the provision of communication channels in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.260 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.173
MTS License No. 128527 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.262 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.174
MTS License No. 128535 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.263 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.175
MTS License No. 128530 for provision of telematic communication services in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.264 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.176
MTS License No. 128536 for provision of telematic communication services in the territory of the Kamchatka region (excluding the excluding the Koryak Autonomous Area) (English translation) is incorporated herein by reference to Exhibit 4.265 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.177
MTS License No. 129415 for provision of communication services for the purpose of wire broadcasting in the territory of the Perm Territory (English translation) is incorporated herein by reference to Exhibit 4.266 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.178
MTS License No. 129416 for provision of mobile radio telephone services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.267 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.179
MTS License No. 128534 for provision of data transmission services, except for data transmission services for the purpose of voice transmission Republic of Altai (English translation) is incorporated herein by reference to Exhibit 4.268 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.180
MTS License No. 128520 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Buryatiya Republic, the Magadan region, the Sakhalin region, the Kamchatka region (excluding the Koryak Autonomous Area) (English translation) is incorporated herein by reference to Exhibit 4.269 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.181	MTS License No. 127687 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.270 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.182
MTS License No. 127689 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.271 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.183
MTS License No. 128526 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.272 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.184
MTS License No. 128517 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Tuva (English translation) is incorporated herein by reference to Exhibit 4.273 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.185
MTS License No. 128518 for provision of telematic communication services in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.274 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.186
MTS License No. 128522 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.275 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.187
MTS License No. 128523 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.276 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.188
MTS License No. 128525 for provision of telematic communication services in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.277 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.189
MTS License No. 127688 for provision of telematic communication services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.278 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.190
MTS License No. 128521 for provision of telematic communication services in the territory of the Republic of Tuva (English translation) is incorporated herein by reference to Exhibit 4.279 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.191	MTS License No. 127171 for provision of communications services for the provision of communication channels in the territory of the Primorye Territory (English translation) is incorporated herein by reference to Exhibit 4.280 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.192
MTS License No. 127686 for provision of communications services for the provision of communication channels in the territory of the Samara region, the Saratov region, the Ulyanovsk Region (English translation) is incorporated herein by reference to Exhibit 4.281 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.193
MTS License No. 127683 for provision of communications services for the provision of communication channels in the territory of the Stavropol Territory, the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.282 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.194
MTS License No. 127172 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.283 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.195
MTS License No. 127682 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Volgograd Region (English translation) is incorporated herein by reference to Exhibit 4.284 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.196
MTS License No. 127685 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol Territory (English translation) is incorporated herein by reference to Exhibit 4.285 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.197
MTS License No. 127679 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Ulyanovsk Region (English translation) is incorporated herein by reference to Exhibit 4.286 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.198
MTS License No. 127681 for provision of telematic communication services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.287 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.199
MTS License No. 127169 for provision of telematic communication services in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.288 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.289	MTS License No. 127170 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Zabaikalye Territory (English translation) is incorporated herein by reference to Exhibit 4.289 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.200
MTS License No. 127680 for provision of telematic communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.290 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.201
MTS License No. 127678 for provision of telematic communication services in the territory of the Stavropol Territory (English translation) is incorporated herein by reference to Exhibit 4.291 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.202
MTS License No. 127684 for provision of telematic communication services in the territory of the Vologda region (English translation) is incorporated herein by reference to Exhibit 4.292 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.203
MTS License No. 129954 for provision of mobile radio telephone services in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.294 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.204
MTS License No. 134774 for provision of mobile radio telephone services in the territory of the Belgorod region, the Bryansk region, the Vladimir region, the Voronezh region, the Ivanovo region, the Kaluga region, the Kostroma region, the Vladimir region, the Kursk region, the Lipetsk region, the Nizhniiy Novgorod region, the Orel region, the Ryazan, the Smolensk region, the Tambov region, the Tver region, the Tula region, the Yaroslavl region (English translation) is incorporated herein by reference to Exhibit 4.296 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.205
MTS License No. 131722 for provision of mobile radio telephone services in the territory of the Altai Territory (English translation) is incorporated herein by reference to Exhibit 4.297 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.206
MTS License No. 134773 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Tyumen Region, the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.298 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.207
MTS License No. 135964 for provision of mobile radio telephone services in fixed communication network in the territory of the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.299 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.208	MTS License No. 135966 for provision of data transmission services for the purpose of voice transmission in the territory of the Tyumen Region, the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.300 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.209
MTS License No. 137354 for provision of communication services for the purpose of cable broadcasting in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.301 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.210
MGTS License No. 127698 for provision of intrazonal telephone communication services in the territory of the Moscow region, Moscow (English translation) is incorporated herein by reference to Exhibit 4.302 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.211
MTS License No. 129953 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Tatarstan (English translation) is incorporated herein by reference to Exhibit 4.304 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.212
MTS License No. 135956 for provision of intrazonal telephone communication services in the territory of the Perm Territory (English translation) is incorporated herein by reference to Exhibit 4.305 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.213
MTS License No. 129946 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Kaluga region (English translation) is incorporated herein by reference to Exhibit 4.306 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.214
MTS License No. 0011997 for the development, production, distribution of encryption (cryptographic) means, information systems and telecommunication systems protected with encryption (cryptographic) means, performing works, rendering services in the field of information encryption services, maintenance of encryption (cryptographic) means, information systems and telecommunication systems protected with encryption (cryptographic) means (except if the maintenance of encryption (cryptographic) means, information systems and telecommunication systems protected with encryption (cryptographic) means is carried out to satisfy the needs of the legal entity or individual entrepreneur) (English translation) is incorporated herein by reference to Exhibit 4.307 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.215
MTS Ukraine License No. 521949 for use of radio frequency resources of Ukraine (English translation) is incorporated herein by reference to Exhibit 4.308 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.216	City Telecom CJSC License No. 99294 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of Moscow (English translation).
4.217	City Telecom CJSC License No. 99295 for provision of communication channel provision services in the territory of Moscow (English translation).
4.218	City Telecom CJSC License No. 99296 for provision of telematic communication services in the territory of Moscow (English translation).
4.219	City Telecom CJSC License No. 99297 for provision of data communication services, except for data communication services for voice transmission in the territory of Moscow (English translation).
4.220	City Telecom CJSC License No. 122706 for provision of data communication services for voice transmission in the territory of Moscow (English translation).
4.221
Smarts-Yoshkar-Ola JSC License No. 128311 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Republic of Mari El (English translation).
4.222	Sputnikovoe TV LLC License No. 129794 for provision of communication channel provision services in the territory of the Russian Federation (English translation).
4.223	Smarts-Yoshkar-Ola JSC License No. 131212 for provision of data communication services for voice transmission in the territory of the Republic of Mari El (English translation).
4.224
Smarts-Yoshkar-Ola JSC License No. 131213 for provision of data communication services, except for data communication services for voice transmission in the territory of the Republic of Mari El (English translation).
4.225	Smarts-Yoshkar-Ola JSC License No. 131214 for provision of telematic communication services in the territory of the Republic of Mari El (English translation).
4.226	Smarts-Yoshkar-Ola JSC License No. 131215 for provision of communication channel provision services in the territory of the Republic of Mari El (English translation).
4.227	MGTS License No. 135506 for provision of data communication services for voice transmission in the territory of Moscow (English translation).
4.228	MTS License No. 135957 for provision of data communication services, except for data communication services for voice transmission in the territory of the Primorsky Territory (English translation).
4.229
Sibintertelecom JSC License No. 119280 (GSM-900/1800 networks) for provision of mobile radio telephone services in the territory of Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.188 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.230	MGTS License No. 137355 for provision of telecommunications services for cable broadcasting in the territory of the Moscow Region (English translation).
4.231	MGTS License No. 137356 for provision of telecommunications services for cable broadcasting in the territory of Moscow (English translation).
4.232	Teleservice JSC License No. 138177 for provision of telecommunications services for cable broadcasting in the territory of the Voronezh Region (English translation).

Exhibits No.	Description
4.233	MTS License No. 138260 for provision of data communication services for voice transmission in the territory of the Republic of Bashkortostan (English translation).
4.234	MTS License No. 138261 for provision of data communication services, except for data communication services for voice transmission in the territory of the Rostov Region (English translation).
4.235	MTS License No. 138949 for provision of mobile radio telephone communication services in the territory of the Penza Region (English translation).
4.236	MTS License No. 138952 for provision of intra-area telephone communications services in the territory of the Ryazan Region (English translation).
4.237	MTS License No. 138953 for provision of telecommunications services for wired radio broadcasting in the territory of the Sverdlovsk Region (English translation).
4.238
MTS License No. 138956 for provision of mobile radio communication services in the allocated telecommunications network in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.239
MTS License No. 140009 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Sverdlovsk Region (English translation).
4.240
MTS License No. 140458 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Republic of Khakassia (English translation).
4.241	MTS License No. 140459 for provision of telematic communication services in the territory of the Republic of Bashkortostan (English translation).
4.242
MTS License No. 141405 for provision of mobile radio telephone communication services in the territory of the Republic of Karelia, Arkhangelsk Region, Vologda Region, Kaliningrad Region, Leningrad Region, Murmansk Region, Novgorod Region, Pskov Region, Saint Petersburg, Nenets Autonomous District (English translation).
4.243	MTS License No. 141520 for provision of mobile radio telephone communication services in the territory of the Republic of Tuva (English translation).
4.244	MTS License No. 141521 for provision of mobile radio telephone communication services in the territory of the Republic of Altai (English translation).
4.245
MTS License No. 142343 for provision of mobile radio telephone communication services in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation).
4.246
MTS License No. 142344 for provision of data communication services, except for data communication services for voice transmission in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation).
4.247
MTS License No. 142345 for provision of data communication services for voice transmission in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation).
4.248
MTS License No. 142346 for provision of telematic communication services in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation).

Exhibits No.	Description
4.249	MTS License No. 143709 for provision of mobile radio telephone communication services in the territory of the Republic of Bashkortostan (English translation).
4.250	MTS License No. 144269 for provision of mobile radio telephone communication services in the territory of the Republic of Khakassia (English translation).
4.251	MTS License No. 144270 for provision of mobile radio telephone communication services in the territory of the Republic of North Ossetia-Alania (English translation).
4.252
MTS License No. 145056 for provision of telematic communication services in the territory of the Republic of Karelia, Arkhangelsk Region, Vologda Region, Kaliningrad Region, Leningrad Region, Murmansk Region, Novgorod Region, Saint Petersburg, Nenets Autonomous District (English translation).
4.253	MTS License No. 145057 for provision of mobile radio telephone communication services in the territory of the Astrakhan Region (English translation).
4.254	MTS License No. 145058 for provision of mobile radio communication services in the allocated telecommunications network in the territory of the Orenburg Region (English translation).
4.255	MTS License No. 145059 for provision of mobile radio telephone communication services in the territory of the Volgograd Region (English translation).
4.256	MTS License No. 145060 for provision of intra-area telephone communications services in the territory of the Omsk Region (English translation).
4.257	MGTS License No. 145447 for provision of telematic communication services in the territory of the Moscow Region and Moscow (English translation).
4.258	Stream LLC License No. 145493 for provision of telematic communication services in the territory of the Russian Federation (English translation).
4.259
MTS License No. 146066 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Khabarovsk Territory (English translation).
4.260
MTS License No. 146067 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Krasnodar Territory (English translation).
4.261
MTS License No. 146068 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Ivanovo Region (English translation).
4.262
MTS License No. 146069 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Irkutsk Region, except for the Ust-Ordyn Buryat Autonomous District (English translation).
4.263
MTS License No. 146070 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Primorsky Territory (English translation).
4.264
MTS License No. 146071 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Novosibirsk Region (English translation).

Exhibits No.	Description
4.265	MTS License No. 146072 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Orenburg Region (English translation).
4.266
MTS License No. 146073 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Altai Territory (English translation).
4.267
MTS License No. 146074 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Chelyabinsk Region (English translation).
4.268
MTS License No. 146075 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Nizhny Novgorod Region (English translation).
4.269
MTS License No. 146076 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Republic of Sakha (Yakutia) (English translation).
4.270
MTS License No. 146077 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Yaroslavl Region (English translation).
4.271
MTS License No. 146078 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Perm Territory (English translation).
4.272
MTS License No. 146079 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Republic of Komi (English translation).
4.273
MTS License No. 146080 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Astrakhan Region (English translation).
4.274
MTS License No. 146081 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Sakhalin Region (English translation).
4.275
MTS License No. 146082 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Republic of Tatarstan (English translation).
4.276
MTS License No. 146083 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Khanty-Mansijsk Autonomous District-Yugra (English translation).
4.277
MTS License No. 146084 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Rostov Region (English translation).
4.278
MTS License No. 146085 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Volgograd Region (English translation).
4.279
MTS License No. 146086 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Kurgan Region (English translation).

Exhibits No.	Description
4.280	MTS License No. 146087 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Krasnoyarsk Territory, except for the Evenk Autonomous District (English translation).
4.281
MTS License No. 146088 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Omsk Region (English translation).
4.282
MTS License No. 146089 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Kirov Region (English translation).
4.283
MTS License No. 146090 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Samara Region (English translation).
4.284
MTS License No. 146091 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Udmurt Republic (English translation).
4.285
MTS License No. 146092 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Amur Region (English translation).
4.286	MTS License No. 146093 for provision of local telecommunications services via coin-box telephones in the territory of the Moscow Region (English translation).
4.287
MTS License No. 146094 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tomsk Region (English translation).
4.288	MTS License No. 147352 for provision of telematic communication services in the territory of the Altai Territory (English translation).
4.289	MTS License No. 147353 for provision of mobile radio telephone communication services in the territory of the Moscow Region and Moscow (English translation).
4.290	MTS License No. 147354 for provision of intra-area telephone communications services in the territory of the Leningrad Region (English translation).
4.291	MTS License No. 147355 for provision of communication channel provision services in the territory of the Russian Federation (English translation).
4.292	MTS License No. 147356 for provision of mobile radio telephone communication services in the territory of the Omsk Region (English translation).
4.293	MTS License No. 147357 for provision of communication channel provision services in the territory of the Omsk Region (English translation).
4.294	Smarts-Yoshkar-Ola JSC License No. 148726 for provision of mobile radio telephone communication services in the territory of the Republic of Mari El (English translation).
4.295	MTS License No. 149715 for provision of telecommunications services for wired radio broadcasting in the territory of the Kirov Region (English translation).
4.296	MTS License No. 149828 for provision of mobile radio telephone communication services in the territory of the Kemerovo Region (English translation).

Exhibits No.	Description
4.297	MTS License No. 149829 for provision of mobile radio telephone communication services in the territory of the Chechen Republic (English translation).
4.298	MTS License No. 149830 for provision of mobile radio telephone communication services in the territory of the Chuvash Republic—Chuvashia (English translation).
4.299	MTS License No. 149831 for provision of mobile radio telephone communication services in the territory of the Karachay-Cherkess Republic (English translation).
4.300	MTS License No. 149832 for provision of mobile radio telephone communication services in the territory of the Republic of Altai (English translation).
4.301
Multikabel'nye sety balashikhi LLC License No. 149923 for provision of data communication services, except for data communication services for voice transmission in the territory of in the territory of the settlement of Balashikha in the Moscow Region (English translation).
4.302
Multikabel'nye sety balashikhi LLC License No. 149924 for provision of telecommunications services for cable broadcasting in the territory of the settlement of Balashikha in the Moscow Region (English translation).
4.303	Multikabel'nye sety balashikhi LLC License No. 149925 for provision of telematic communication services in the territory of the settlement of Balashikha in the Moscow Region (English translation).
4.304
MTS form License for provision of mobile radio telephone communication services in the territory of Mari El Republic, Khabarovsk region, Novosibirsk region, Omsk region, Primorsky region, Amur region, Buryatiya Republic, Chukotsk Autonomous region, Irkutsk region, Jewish Autonomous region, Kamchatka region, Magadan region, Sakha Republic (Yakutia), Sakhalin region and Zabaykalsky Territory (English translation).
4.305
MTS form License for provision of communication channels in the territory of Kaliningrad region, St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region and Vologda region (English translation).
4.306
MTS form License for provision of intra-area telephone communication services in the territory of Saratov region, Penza region, Tambov region, Kaluga region, Sverdlovsk region, Kirov region, Altai region, Irkutsk region, Khabarovsk region, Primorsky region, Orenburg region, Udmurt Republic, Moscow region, Moscow, Bashkortostan Republic and Ulyanovsk region (English translation).
4.307
MTS form License for provision of data transmission services for voice transmission in the territory of Mordovia Republic, Saratov region, Mari El Republic, Amur region, Altaisk territory, Buryatiya Republic, Kalmykia Republic, KarachayevoCherkesia Republic, Pskov region, Kamchatka region, Komi Republic, Murmansk region, Kostroma region, Altai Republic, Vologda region, Dagestan Republic, Orenburg region, Sakha Republic (Yakutia), Stavropol territory, Tyva Republic, Chechen Republic, Zabaykalsky Territory, Kirov region, Khakassiya Republic, KabardinoBalkar Republic, Ulyanovsk region, Adygeya Republic, Ingushetia Republic, Kaliningrad region, Karelia Republic, Penza region, Severnaya Osetia Alania Republic, Khabarovsk Territory, Chuvashia Republic, Magadan region, Chelyabinsk region, Kurgan region, Moscow and Moscow region (English translation).
4.308	MTS License No. 152165 for provision of telecommunication services for the purpose of wired radio broadcasting services in the territory of the Rostov region (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems Public Joint Stock Company.

Exhibits No.	Description
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Approved General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 23, 2016 and became effective upon registration with the Federal Tax Service on July 7, 2016.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2017	MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY
	By:	/s/ Andrey A. Dubovskov
		Name:	Andrey A. Dubovskov
		Title:	President and Chief Executive Officer

PJSC MOBILE
TELESYSTEMS
AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2016, 2015 and for the Years Ended
December 31, 2016, 2015 and 2014.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mobile TeleSystems PJSC:

Moscow, Russia

        We have audited the accompanying consolidated statement of financial position of Mobile TeleSystems PJSC and subsidiaries (the "Group") as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems PJSC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2017 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 21, 2017

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2016	December 31, 2015
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	11	272,841	302,662
Investment property		336	364
Goodwill	12	33,685	34,468
Other intangible assets	14	75,128	74,596
Investments in associates	7	10,551	9,299
Other investments	8	36,319	34,667
Deferred tax assets	19	6,150	9,287
Accounts receivable, related parties	21	3,693	3,335
Other financial assets	17	13,877	25,203
Other non-financial assets		896	480

Total non-current assets		453,476	494,361

CURRENT ASSETS:
Inventories	10	14,330	14,510
Trade and other receivables	9	29,805	34,542
Accounts receivable, related parties	21	4,401	6,326
Short-term investments	6	8,657	49,840
Advances paid and prepaid expenses		5,749	4,648
VAT receivable		7,098	9,815
Income tax assets		1,601	5,190
Assets held for sale		808	549
Cash and cash equivalents	5	18,470	33,464
Other assets		75	133

Total current assets		90,994	159,017

TOTAL ASSETS		544,470	653,378

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2016 AND 2015

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2016	December 31, 2015
EQUITY AND LIABILITIES
EQUITY:
Common stock	22	200	207
Treasury stock	22	(748)	(24,468)
Additional paid-in capital		191	—
Retained earnings		145,622	173,200
Accumulated other comprehensive income	22	(6,030)	11,176

Equity attributable to owners of the Company		139,235	160,115
Non-controlling interests		4,713	8,256

Total equity		143,948	168,371

NON-CURRENT LIABILITIES:
Borrowings	15	237,113	292,168
Deferred tax liabilities	19	26,611	27,346
Provisions	16	2,350	2,565
Other non-financial liabilities		4,129	4,342
Other financial liabilities	17	2,774	676

Total non-current liabilities		272,977	327,097

CURRENT LIABILITIES:
Trade and other payables		41,473	57,756
Accounts payable, related parties	21	1,014	1,809
Subscriber prepayments		15,460	17,451
Borrowings	15	47,207	53,701
Income tax liabilities		962	831
Provisions	16	8,075	7,863
Other non-financial liabilities		10,305	8,721
Other financial liabilities	17	3,049	9,778

Total current liabilities		127,545	157,910

TOTAL EQUITY AND LIABILITIES		544,470	653,378

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Amounts in millions of Russian Rubles, except per share amounts)

	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Service revenue		386,486	386,159	381,143
Sales of goods		49,206	40,480	29,535

	25	435,692	426,639	410,678

Cost of services		130,158	126,805	119,053
Cost of goods	10	45,574	36,555	25,445
Selling, general and administrative expenses	23	94,046	87,340	88,095
Depreciation and amortization	25	81,582	77,843	74,734
Operating share of the profit of associates	7	(3,115)	(3,456)	(3,459)
Provision for investments in distressed Ukrainian banks	28	—	1,698	5,138
Impairment of goodwill in Armenia	13	—	3,516	—
Other (income)/expenses		(222)	2,415	1,814

Operating profit		87,669	93,923	99,858

Finance income	24	(5,273)	(8,368)	(4,519)
Finance costs	24	27,136	26,422	17,252
Currency exchange (gain)/loss		(3,241)	6,154	17,926
Non-operating share of the loss of associates	7	1,287	3 780	6,537
Change in fair value of financial instruments		(166)	(1 014)	95
Other / expenses/(income)		317	(54)	937

Profit before tax		67,609	67,003	61,630

Income tax expense	19	15,138	13,931	15,909

Profit for the year from continuing operations		52,471	53,072	45,721

(Loss) / Profit from discontinued operations	26	(4,021)	(5,668)	5,775

Profit for the year		48,450	47,404	51,496

Profit / (loss) for the year attributable to:
Owners of the Company		48,474	49,489	51,306
Non-controlling interests		(24)	(2,085)	190
Earnings per share (basic and diluted), Russian Rubles:	20	24.37 and 24.35	24.88 and 24.87	25.80 and 25.78

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Amounts in millions of Russian Rubles)

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Profit for the year	48,450	47,404	51,496

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to profit or loss:
Unrecognized actuarial gain	50	86	278
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(15,104)	2,647	10,005
Net fair value (loss) / gain on financial instruments	(1,200)	(3,223)	2,664
Share of other comprehensive (loss) / income of associates
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations in associates	(1,553)	(1,182)	943

Other comprehensive (loss) / income for the year, net of income tax	(17,807)	(1,672)	13,890

Total comprehensive income for the year	30,643	45,732	65,386

Total comprehensive income / (loss) for the year attributable to:
Owners of the Company	31,268	47,187	63,051
Non-controlling interests	(625)	(1,455)	2,335

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock				Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital	Investments revaluation reserve			Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at January 1, 2014	2,066,413,562	207	(77,582,378)	(24,482)	2,506	1,604	—	129	172,527	152,491	4,106	156,597

Profit for the year	—	—	—	—	—	—	—	—	51,306	51,306	190	51,496
Other comprehensive income for the year, net of income tax	—	—	—	—	—	2,664	8,803	278	—	11,745	2,145	13,890
Total comprehensive income for the year	—	—	—	—	—	2,664	8,803	278	51,306	63,051	2,335	65,386
Issuance of stock options	—	—	—	—	167	—	—	—	—	167	—	167
Dividends declared by MTS	—	—	—	—	—	—	—	—	(49,325)	(49,325)	—	(49,325)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	(356)	(356)
Unclaimed dividends over 3 years	—	—	—	—	—	—	—	—	48	48	—	48
Effect from re-entrance into Uzbekistan	—	—	—	—	—	—	—	—	—	—	3,565	3,565
Sale of own stock	—	—	90,881	20	4	—	—	—	—	24	—	24
Purchase of own stock	—	—	(9,935)	(2)	—	—	—	—	—	(2)	—	(2)
Acquisition of NCI in Teleservice	—	—	—	—	(23)	—	—	—	—	(23)	(3)	(26)
Increase in MTS Bank equity	—	—	—	—	112	—	—	—	—	112	—	112
Sale of building to Sistema	—	—	—	—	233	—	—	—	—	233	13	246
Sale of Business Nedvizhimost (Note 7)	—	—	—	—	2,053	—	—	—	—	2,053	133	2,186

Balances at December 31, 2014	2,066,413, 562	207	(77,501,432)	(24,464)	5,052	4,268	8,803	407	174,556	168,829	9,793	178,622

Profit / (loss) for the year	—	—	—	—	—	—	—	—	49,489	49,489	(2,085)	47,404
Other comprehensive (loss) / income for the year, net of income tax	—	—	—	—	—	(3,223)	835	86	—	(2,302)	630	(1,672)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(3,223)	835	86	49,489	47,187	(1,455)	45,732
Issuance of stock options	—	—	—	—	158	—	—	—	—	158	—	158
Dividends declared by MTS	—	—	—	—	—	—	—	—	(50,061)	(50,061)	—	(50,061)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	(480)	(480)	(257)	(737)
Sale of own stock	—	—	9,935	2	—	—	—	—	—	2	—	2
Purchase of own stock	—	—	(29,666)	(6)	—	—	—	—	—	(6)	—	(6)
Disposal of Intellect Telecom (Note 4)	—	—	—	—	252	—	—	—	—	252	14	266
Disposal of Rent Nedvizhimost (Note 4)	—	—	—	—	6,003	—	—	—	—	6,003	343	6,346
Acquisition of NIS (Note 4)	—	—	—	—	(506)	—	—	—	—	(506)	(29)	(535)
Acquisition of NVision (Note 4)	—	—	—	—	(10,371)	—	—	—	—	(10,371)	—	(10,371)
Acquisition of Stream (Note 4)	—	—	—	—	(997)	—	—	—	—	(997)	—	(997)
Changes in ownership interest with no gain/loss of control—MGTS and NIS	—	—	—	—	105	—	—	—	—	105	(153)	(48)
Reclassification to retained earnings	—	—	—	—	304	—	—	—	(304)	—	—	—

Balances at December 31, 2015	2,066,413,562	207	(77,521,163)	(24,468)	—	1,045	9,638	493	173,200	160,115	8,256	168,371

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Continued)

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock				Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital	Investments revaluation reserve			Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2015	2,066,413,562	207	(77,521,163)	(24,468)	—	1,045	9,638	493	173,200	160,115	8,256	168,371

Profit / (loss) for the year	—	—	—	—	—	—	—	—	48,474	48,474	(24)	48,450
Other comprehensive (loss) / income for the year, net of income tax	—	—	—	—	—	(1,200)	(13,970)	50	—	(15,120)	(601)	(15,721)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(1,200)	(13,970)	50	48,474	33,354	(625)	32,729
Issuance of stock options	—	—	—	—	131	—	—	—	—	131	11	142
Dividends declared by MTS	—	—	—	—	—	—	—	—	(51,738)	(51,738)	—	(51,738)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	(1,120)	(1,120)
Unclaimed dividends	—	—	—	—	—	—	—	—	3	3	—	3
Sale of own stock	—	—	1,074,525	213	—	—	—	—	—	213	—	213
Purchase of own stock (Note 22)	—	—	(3,067,396)	(748)	—	—	—	—	—	(748)	—	(748)
Purchase of NCI	—	—	—	—	5	—	—	—	—	5	(22)	(17)
Changes in ownership interest with no gain / loss of control—MTS Bank additional share issuance (Note 7)	—	—	—	—	(14)	—	—	—	—	(14)	—	(14)
Redemption of treasury shares (Note 22)	(68,031,987)	(7)	68,031,987	24,255	—	—	—	—	(24,248)	—	—	—
Uzbekistan deconsolidation (Note 26)	—	—	—	—	—	—	(2,086)	—	—	(2,086)	(1,787)	(3,873)
Reclassification to retained earnings	—	—	—	—	69	—	—	—	(69)	—	—	—

Balances at December 31, 2016	1,998,381,575	200	(11,482,047)	(748)	191	(155)	(6,418)	543	145,622	139,235	4,713	143,948

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Amounts in millions of Russian Rubles)

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	48,450	47,404	51,496
Adjustments for:
Depreciation and amortization	83,259	82,473	75,021
Impairment of goodwill in Armenia	—	3,516	—
Loss from sale of subsidiary in Uzbekistan	2,726	—	—
Non-cash gain from reentrance into Uzbekistan	—	—	(6,724)
Non-cash provision for investment in Delta Bank	—	—	5,061
Finance income	(5,273)	(8,368)	(4,519)
Finance costs	27,427	26,630	17,260
Income tax expense	14,954	13,269	15,985
Currency exchange (gain)/loss	(3,232)	6,213	17,911
Amortization of deferred connection fees	(2,287)	(2,362)	(1,912)
Share of the (profit) / loss of associates	(1,828)	324	3,080
Change in fair value of financial instruments	(166)	(1,014)	95
Inventory obsolescence expense	1,548	384	357
Allowance for doubtful accounts	2,857	3,221	3,270
Change in provisions	13,161	7,265	8,965
Other non-cash items	(3,656)	(562)	(31)
Movements in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	(3,525)	2,781	5,412
(Increase)/Decrease in inventory	(1,816)	(5,998)	731
(Increase)/Decrease in advances paid and prepaid expenses	(812)	574	1,217
Decrease/(Increase) in VAT receivable	227	(642)	(1,058)
Decrease in trade and other payables and other current liabilities	(9,086)	(4,449)	(12,790)
Dividends received	2,801	3,269	2,650
Income tax paid	(11,687)	(9,643)	(9,906)
Interest received	3,344	4,760	3,752
Interest paid, net of interest capitalized	(26,821)	(24,957)	(16,344)

NET CASH PROVIDED BY OPERATING ACTIVITIES	130,565	144,088	158,979

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired	(5)	—	(2,755)
Purchases of property, plant and equipment (including capitalized interest in the amount of RUB 388 million, RUB 885 million and RUB 790 million, respectively)	(55,538)	(76,671)	(73,573)
Purchases of other intangible assets	(28,013)	(19,440)	(18,356)
Purchase of 3G and 4G licenses in Ukraine and Russia	(2,598)	(10,426)	—
Proceeds from sale of property, plant and equipment and assets held for sale	4,042	2,988	619
Purchases of short-term and other investments	(9,739)	(73,485)	(70,626)
Proceeds from sale of short-term and other investments	39,021	31,678	67,450
Investments in associates (Note 7)	(4,094)	—	(7,767)
Disposal of discontinued operation, net of cash disposed	(378)	—	—

NET CASH USED IN INVESTING ACTIVITIES	(57,302)	(145,356)	(105,008)

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Amounts in millions of Russian Rubles)

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(20,364)	(24,018)	(23,153)
Proceeds from issuance of notes	10,000	5	—
Notes and debt issuance cost paid	(16)	(1,244)	(360)
Finance lease obligation principal paid	(334)	(409)	(227)
Dividends paid	(52,805)	(50,786)	(49,921)
Cash flows from transactions with entities under common control	3,063	(4,821)	508
Proceeds from loans	50,696	63,162	69,179
Repayment of loans	(69,532)	(16,132)	(29,235)
Cash flows under credit guarantee agreement related to foreign-currency hedge (Note 18)	(2,984)	6,706	—
Repurchase of common stock	(748)	(6)	(2)
Other financial activities	(14)	(52)	(1)

NET CASH USED IN FINANCING ACTIVITIES	(83,038)	(27,595)	(33,212)

Effect of exchange rate changes on cash and cash equivalents	(5,219)	761	10,195

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(14,994)	(28,102)	30,954

CASH AND CASH EQUIVALENTS, beginning of the year, including cash and cash equivalents within assets held for sale of nil, nil and 156, respectively	33,464	61,566	30,612
CASH AND CASH EQUIVALENTS, end of the year	18,470	33,464	61,566
Less cash and cash equivalents within assets held for sale	—	—	156

CASH AND CASH EQUIVALENTS, end of the year	18,470	33,464	61,410

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

        The consolidated financial statements of the Company and its subsidiaries ("the Group" or "MTS") as of 31 December 2016 and 2015, and for the years ended 31 December 2016, 2015 and 2014 were authorized for issue by President on March 21, 2017.

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

        The Group provides a wide range of telecommunications services including voice and data transmission, internet access, pay TV, various value added services through wireless and fixed lines, integration services as well as selling equipment and accessories. The Group's principal operations are located in Russia, Ukraine, Turkmenistan and Armenia.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

        Basis of preparation—These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        These consolidated financial statements are prepared on a historical cost basis, unless disclosed otherwise. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

        Amounts in the consolidated financial statements are stated in millions of Russian Rubles ("RUB million"), unless indicated otherwise.

        These consolidated financial statements have been prepared on the assumption that the Group is a going concern and will continue in operation for the foreseeable future.

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

        Those entities where the Group exercises significant influence are recognized as associates and accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. These entities are recognized at cost at the time of acquisition and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income. The carrying amount of the investment in such entities may include goodwill as the positive difference between the cost of the investment and Group's proportionate share in the fair values of the entity's identifiable assets and liabilities. The carrying amount of the investment accounted for using the equity method is tested for impairment provided there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss is recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs of disposal and value in use. The Group presents its share in profits or losses in associates within operating profit if those interests are viewed as part of Group's core operations. As of December 31, 2016, only MTS Belarus was considered to be a part of Group's core operating activity. Shares in profits and losses of other Group's associates were presented as non-operating items.

        The Group has joint operations with MTS Bank, a Group's associate, relating to the development of the MTS Dengi project and Vimpelcom, relating to construction of LTE base stations. Joint operations are characterized by the fact that the operators that have joint control over the arrangement have a right to the assets, and obligations for the liabilities, relating to the arrangement. Respectively, each operator accounts for its share of the joint assets and its agreed share of any liabilities, and recognizes its share of the output, revenues and expenses incurred under the arrangement.

        Investments in shares of the companies over which the Group does not have control or an ability to exercise significant influence are accounted for under the cost method. The Group does not evaluate cost-method investments for impairment unless there is an indicator of impairment.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        As of December 31, 2016 and December 31, 2015, the Company had investments in the following significant entities:

	Accounting method	December 31, 2016	December 31, 2015
RTC	Consolidated	100.0%	100.0%
MTS Ukraine	Consolidated	100.0%	100.0%
MTS Turkmenistan	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
NVision Group	Consolidated	100.0%	100.0%
Sitronics Telecom Solutions	Consolidated	100.0%	100.0%
NVision Czech Republic	Consolidated	100.0%	100.0%
Sputnikovoe TV	Consolidated	100.0%	100.0%
Stream	Consolidated	100.0%	100.0%
Dega	Consolidated	100.0%	100.0%
MTS Bermuda(1)	—	—	100.0%
Stream Digital(2)	Consolidated	100.0%	—
Metro-Telecom	Consolidated	95.0%	95.0%
MGTS Group	Consolidated	94.7%	94.7%
K-Telecom	Consolidated	80.0%	80.0%
Navigation Information Systems Group	Consolidated	77.7%	77.7%
UMS(3)	—	—	50.01%
MTS International Funding Limited(4) ("MTS International")	Consolidated	SE	SE
MTS Belarus	Equity	49.0%	49.0%
MTS Bank	Equity	26.6%	27.0%
Zifrovoe TV	Equity	20.0%	20.0%
OZON Holdings Limited	Equity	10.8%	10.8%

(1)
A wholly-owned subsidiary established to repurchase the Group's ADSs. Liquidated in May 2016.

(2)
A wholly-owned subsidiary, through which the Group currently repurchases its own shares.

(3)
On August 5, 2016 the Group sold its stake in UMS (please refer to Note 26)

(4)
A company organized and existing as a private limited company under the laws of Ireland. The Group does not have any equity in MTS International. It was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued $750 million 8.625% notes due in 2020 and $500 million 5.0% notes due in 2023, respectively (Note 15). The notes are guaranteed by MTS PJSC in the event of default. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes' maintenance activities. Accordingly, the Group concluded that it exercises control over the entity.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Functional currency translation methodology—As of December 31, 2016, the functional currencies of Group entities were as follows:

  •
  For entities incorporated in the Russian Federation, Dega and MTS International—the Russian Ruble ("RUB");

  •
  For MTS Ukraine—the Ukrainian Hryvna;

  •
  For MTS Turkmenistan—the Turkmenian Manat;

  •
  For K-Telecom—the Armenian Dram;

  •
  For disposed Universal Mobile Systems ("UMS")—the Uzbek Som;

  •
  For MTS Belarus—the Belorussian Ruble;

  •
  For NVision Czech Republic—the Czech Crown.

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

        For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end assets and liabilities have been translated into U.S. Dollar at the period-end exchange rate set by local central banks. Subsequently, U.S. Dollars balances have been translated into Russian Rubles at the period-end exchange rate set by the Central Bank of Russia. Revenues and expenses have been translated at the average exchange rate for the period using cross-currency exchange rate via U.S. Dollar as described above. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

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

        Significant estimates include allowance for doubtful accounts and inventory obsolescence, the valuation of assets acquired and liabilities assumed in business combinations, the recoverability of investments and the valuation of goodwill, property, plant and equipment and intangible assets, liability under put option agreement, certain provisions and financial instruments.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Property, plant and equipment—Property, plant and equipment, including improvements, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life, as follows:

Network and base station equipment:
Network infrastructure	5 - 44 years
Other	1.5 - 21 years
Land and buildings:
Buildings	20 - 150 years
Leasehold improvements	the term of the lease
Office equipment, vehicles and other:
Office equipment	3 - 21 years
Vehicles	3 - 7 years
Other	2 - 25 years

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

        Goodwill—Goodwill represents an excess of consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets of the acquired entity. Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit (CGU) to which the goodwill is allocated. The impairment test is carried out on a regular basis at the end of each financial year, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. If the carrying

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

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

        Income taxes—Income taxes of the Group's Russia-incorporated entities have been computed in accordance with Russian legislation and are based on the taxable profit for the period. The corporate income tax rate in Russia is 20%. The withholding tax rate on dividends paid within Russia is 13%. The foreign subsidiaries of the Group are paying withholding taxes in their respective jurisdictions. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Financial instruments—A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade and other receivables, investments (mainly deposits with original maturity of more than three months, originated loans and notes, as well as debt securities) and derivative financial assets. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds, trade and other payables, bank loans, finance lease obligations and derivative financial liabilities. Financial instruments are recognized as soon as the Group becomes a party to the contractual regulations of the financial instrument.

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

        Trade and other receivables—Trade and other receivables are stated at their nominal value as reduced by appropriate allowance for doubtful accounts.

        Allowance for doubtful accounts—The Group provides an allowance for doubtful accounts based on management's periodic review with respect to the recoverability of trade receivables, advances given, loans and other receivables. Such allowance reflects specific cases, collection trends or estimates based on evidence of collectability.

        Short-term investments—Short-term investments mainly represent investments in loans, time deposits, which have original maturities in excess of three months and are repayable in less than twelve months, as well as investment in debt securities. Investment in debt securities are classified as financial assets at fair value through profit and loss, if they held for trading, otherwise they are classified as available for sale with unrealized gains and losses recorded as part of other comprehensive income. Deposits and loans are carried at amortized cost.

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

        Financial assets and financial liabilities are classified in the three-tier hierarchy based on the lowest level of input that is significant to the fair value measurements. The Group's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Liability under put option agreement—To optimize the structure of business acquisitions and to defer payment of the purchase price, the Group enters into put and call option agreements to acquire the remaining non-controlling stakes in newly acquired subsidiaries. Upon initial recognition, the commitment to purchase non-controlling interests is recognized as a financial liability for the present value of the redemption amount, which approximates its fair value Subsequent changes in the value of the commitment are recognized in profit or loss for the reporting period.

        Finance leases—Leases are classified as finance whenever the terms of the lease transfer substantially all risks and rewards incidental to ownership of the leased asset to the Group. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the lease term. The corresponding liability is recognized in the consolidated statement of financial position within borrowings. The discount rate used in the calculating the present value of minimum lease payments is the interest rate implicit in the lease. If there is no interest rate in the lease, the Group's incremental borrowing rate is used.

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

        Provisions—Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at managements' best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. The main provisions the Group holds are in relation to employees' bonuses and other rewards, decommissioning and restoration obligation, tax provisions as well as legal claims.

        Provision for decommissioning and restoration—The Group calculates a provision for decommissioning and restoration when the Group has a legal or constructive obligation in connection with the retirement of tangible long-lived assets. The Group's obligations relate primarily to the cost of removing its equipment from sites. The Group records the present value of provision for decommissioning and restoration as non-current provisions in the consolidated statement of financial position.

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

        Upfront fees received for connection of new subscribers, installation and activation of wireless, wireline and data transmission services ("connection fees") are deferred and recognized over the estimated average subscriber life, as follows:

Mobile subscribers	8 months - 7 years
Residential wireline voice phone subscribers	15 years
Other fixed line subscribers	3 - 5 years

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

        The Group regularly provides special incentives to its retail customers. Generally the Group sells mobile devices of worldwide known brands with an offer of free telecommunication services for a time period from one to twelve months. Such arrangements with a customer provide for two deliverables—a mobile device delivered immediately and mobile services to be consumed in the future. The consideration received from a customer is allocated between the deliverables based on their standalone value on the market. Revenue on the devices sales is recognized at the moment of their sale, and the revenue on provision of free telecommunication services is deferred and recognized upon consumption by a subscriber.

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

        Netting—The Group offsets its financial assets and financial liabilities only if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Standards, interpretations and amendments adopted on January 1, 2016

        None of the standards, interpretations and amendments adopted by the Group on January 1, 2016 had a significant effect on the Group's consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Standards, interpretations and amendments in issue but not yet effective

        The Group has not applied the following new and revised IFRSs that have been issued but not yet effective:

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses(1)
Amendments to IAS 7	Disclosure Initiative(1)
IFRS 9	Financial Instruments(2)
Amendments to IFRS 2	Classification and measurement of Share-based Payment Transactions(2)
IFRS 15	Revenue from contracts with Customers(2)
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts(2)
Amendments to IAS 40 )	Transfers of Investment Property(2)
IFRIC 22	Foreign Currency Transactions and advances Consideration
IFRS 16	Leases(3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(4)
Amendments IFRSs	Annual Improvements to IFRSs 2014-2016 Cycle

(1)
Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted

(2)
Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted

(3)
Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted

(4)
Effective date is not currently determined

        IFRS 9, Financial Instruments.    IFRS 9 governs the classification and measurement of financial assets and liabilities, derecognition, impairment and hedge accounting matters. The adoption of these amendments is not expected to have a material impact on the Group's consolidated financial statements.

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

        The main effect on the Group's consolidated financial statements from implementation of the new standard will relate to future capitalization and recognition of the expenses for sales commissions (customer acquisition costs) over the estimated customer retention period.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        The Group will utilize the option for simplified initial application, so that contracts that are not completed by January 1, 2018 will be accounted for as if they had been recognized in accordance with IFRS 15 from the very beginning. The cumulative effect arising from the transaction will be recognized as an adjustment to the opening balance of equity in the year of initial application. Prior period's comparatives will not be restated.

        The Group is continuing to analize the effects of the new standard implementation, though a reliable estimate of the quantitative effects will only be possible once the project has been completed.

        IFRS 16, Leases.    This standard principally requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. Going forward, lessees will therefore no longer required to make the distinction between finance and operating leases. For all leases, the lessee will recognize a lease liability in its statement of financial position for the obligation to make future lease payments. At the same time, the lessee will capitalize a right of use to the underlying asset which is generally equivalent to the present value of the future lease payment plus directly attributable expenditures. The standard also includes new provisions on the definition of a lease and its presentation, on disclosures in the notes, and on sale and leaseback transactions. The Group is currently evaluating the impact of these amendments on the consolidated financial statements, though a reliable estimate of the quantitative effects is not possible at the present time.

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

        Management evaluates such estimates on an on-going basis, based upon historical results, historical experience, trends, consultations with experts, forecasts of the future, and other methods which management considers reasonable under the circumstances. Management considers the accounting estimates discussed below to be its critical accounting estimates, and, accordingly, provides an explanation of each.

Depreciation and amortization of non-current assets

        Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and management views on the trends and pace of

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

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

        The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other important relevant factors. The actual economic lives of intangible assets may be different from useful lives estimated by management, thereby resulting in a different carrying value of intangible assets with finite lives.

        The Group continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted prospectively. See Notes 11 and 14 for further information.

Impairment of non-current assets

        The Group has made significant investments in property, plant and equipment, intangible assets, goodwill and other investments.

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

        All of the Group's operations are in countries with emerging markets. The political and economic situation in these countries may change rapidly and potentially have a significant impact on these countries.Changing state of the world economy, and increased macroeconomic risks, impact our assessment of cash flow forecasts and the discount rates applied.

        There are significant variations between different markets with respect to growth, mobile penetration, Average Revenue Per User ("ARPU"), market share and similar parameters, resulting in differences in operating margins. The future developments of operating margins are important in the Group's impairment assessments, and the long-term estimates of these margins are highly uncertain.

        See Notes 12 and 13 for further information about goodwill and impairment test.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

Fair value of financial instruments

        Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 17 for further information.

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

        See Note 16 and Note 28 for further information.

4. BUSINESS ACQUISITIONS AND DISPOSALS

Acquisition and disposal in 2016

        Acquisition of Smarts-Yoshkar-Ola—In September 2016, the Group acquired 100% of the shares of Smarts-Yoshkar-Ola CJSC ("Smarts-Yoshkar-Ola"), operating in the Republic of Mari El and holding rights to use 1800 MHz radio frequencies. The acquisition enhances the Group's spectrum resources in the Republic of Mari El. The acquisition was accounted for using the acquisition method.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation for SMARTS-Yoshkar-Ola, finalized as of December 31, 2016:

Smarts- Yoshkar-Ola
Cash	5
Current assets	5
Licenses	323
Other non-current assets	14
Current liabilities	(30)
Non-current liabilities	(69)

Gain on bargain purchase (included in other operating income in the consolidated statement of profit or loss)	(235)

Deferred payment	(3)
Consideration paid in cash	10

        The consideration paid was initially determined by a contract concluded between the Group and the seller (SMARTS Group) in 2014. To determine the fair value of assets acquired, the Group used comparative prices of the first radio frequencies auction held in Russia in 2015, which gave rise to the recognition of a gain from bargain purchase.

        The details on disposal of 50.01% share in LLC "Universal Mobile Systems" are disclosed in Note 26.

Acquisition and disposals in 2015

        Acquisition of Stream—In December 2015, the Group increased its share in Stream from 45% to 100%, after Sistema Mass Media, subsidiary of Sistema, exchanged ownership of 55% in Stream for rights for its own debt in amount of RUB 561 million and promissory notes of LLC Stream Digital (fully-owned subsidiary of Stream) of RUB 1,089 million due on demand and bearing interest of 9% p.a. In 2016 promissory notes of LLC Stream Digital were returned to the Group as non-cash payment for 49% interest of Rent Nedvizhimost from a subsidiary of Sistema. Stream operates as content aggregator, providing VAS services mainly to the Group. The acquisition was accounted for as a transaction under common control directly in equity.

        Acquisition of Nvision Group—In the first stage of the transaction, carried in July 2015, the Group has acquired 100% of the shares of SITRONICS Telecom Solutions CJSC, NVision program solutions, NVision Czech Republic a.s. and some smaller subsidiaries of NVision Group, from subsidiaries of Sistema. Through this transaction, the Group has obtained proprietary rights over billing system, exploited by the Group, which will allow reducing time-to-market for new products and billing and IT-related expenses. In December 2015, the Group has completed acquisition of 100% share in the holding company NVision Group JSC ("NVision Group"), from subsidiaries of Sistema. NVision Group is also one of the largest system integrators and complex IT solutions providers in Russia. Total consideration amounted to RUB 11,213 million, including RUB 73 million in notes and RUB 11,140 million in cash. As of December 31, 2016 and 2015 the Group has accounted for

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

indemnification asset in amount of RUB 299 million and RUB 386 million respectively related to tax provisions of acquired companies. The acquisition was accounted for as a transaction under common control directly in equity.

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

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

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

        Under the terms of purchase agreements the Group is obliged to pay additional consideration of RUB 150 million in 18 months after the acquisition date. The consideration could be reduced by the amount of tax expenses related to activities prior to the acquisition date. As of December 31, 2015 the Group recorded a provision for tax liabilities in the amount of RUB 23 million and respectively reduced the additional consideration. Given the effects of discounting of long-term liability, total liability for additional consideration equaled RUB 115 million as of December 31, 2015. As of December 31, 2016 additional consideration liability was fully settled by the Group.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Pro forma results of operations—The following pro forma financial data for the years ended December 31, 2016, 2015 and 2014 give effect to the business combinations as they had been completed at the beginning of the year.

	2016 (SMARTS- Yoshkar-Ola)	2015 (NVision Group, NIS and Stream)	2014 (SMARTS- Ivanovo, SMARTS-Ufa and Penza-GSM)
Pro forma:
Net revenues	435,694	434,757	411,375
Net income	48,465	46,887	50,701

        The pro forma information is based on various assumptions and estimates. The pro forma information is neither necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2014, 2015, or 2016, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included into the consolidated financial statements of the Group only from the respective dates of acquisition.

        Since their respective acquisition dates, companies acquired in 2014 contributed revenue in the amount of RUB 3 million and net loss in the amount of RUB 4 million to consolidated statement of profit or loss for the year ended December 31, 2014. Companies acquired in 2015 contributed revenue in the amount of RUB 2,133 million and net loss in the amount of RUB 447 million to consolidated statement of profit or loss for the year ended December 31, 2015. The company acquired in 2016 contributed revenue in the amount of RUB 1 million and net loss in the amount of RUB 15 million to consolidated statement of profit or loss for the year ended December 31, 2016.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2016 and December 31, 2015 comprised the following:

	December 31, 2016	December 31, 2015
Cash and cash equivalents at banks and on hand in:
Russian rubles	7,657	7,523
US dollars	3,904	4,296
Ukraine hryvna	1,538	1,612
Turkmenian manat	1,252	778
Euro	1,173	4,738
Uzbek som	—	628
other	394	393
Short-term deposits with an original maturity of less than 92 days:
Ukraine hryvna	1,990	2,869
Russian rubles	504	2,123
US dollars	50	8,236
Euro	—	199
other	8	69

Total cash and cash equivalents	18,470	33,464

        There were certain limitations on cash disposition in Ukraine as of December 31, 2016 (for details see Note 28). Cash balances in Ukraine amounted to RUB 3,617 million and RUB 6,612 million as of December 31, 2016 and 2015, respectively.

6. SHORT-TERM INVESTMENTS

        The Group's short-term investments comprised the following:

	Category	December 31, 2016	December 31, 2015
Deposits	Loans and receivables	3,850	42,492
Assets in Sistema-Capital trust management (Notes 17, 21)	Financial asset at fair value through profit or loss	3,721	—
Loans	Loans and receivables	1,021	7,082
Notes	Available for sale	65	266

Total short-term investments		8,657	49,840

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. INVESTMENTS IN ASSOCIATES

        The Group's investments in associates (all accounted for using the equity method) comprised the following:

	Country of operations	Operating activity	December 31, 2016	December 31, 2015
MTS Belarus	Belarus	telecommunications	4,303	5,407
MTS Bank	Russia	banking	3,592	1,120
Equity investments in other unquoted companies	Russia	e-commerce, digital TV, etc.	2,656	2,772

Total investments in associates			10,551	9,299

        The reconciliation of summarised financial information of MTS-Belarus to the carrying amount of the Group's interest in associate is presented as follows:

	December 31, 2016	December 31, 2015
Assets
Non-current assets	9,414	11,404
Current assets	6,800	6,153

Liabilities
Non-current liabilities	(0)	(2)
Current liabilities	(7,433)	(6,519)

Total identifiable net assets	8,781	11,036

The Group's share in associate	49%	49%
The Group's share of identifiable net assets	4,303	5,407
Carrying amount of the Group's interest	4,303	5,407

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. INVESTMENTS IN ASSOCIATES (Continued)

        The Group's share in the profit of MTS Belarus was included in operating share of the profit of associates in the accompanying consolidated statement of profit or loss. The composition of the Group's share of income of MTS Belarus is as follows:

	Year ended December 31,
	2016	2015	2014
Revenue	(22,256)	(20,886)	(23,616)
Net profit for the year	(6,356)	(7,054)	(7,057)
The Group's share of the profit of the associate for the year	(3,115)	(3,456)	(3,459)
Other comprehensive loss for the year (currency translation adjustment)	2,292	3,110	- *
Total comprehensive income for the year	(4,064)	(3,944)	(7,057)
The Group's share of total comprehensive income of the associate for the year	(1,991)	(1,933)	(3,467)
Dividends received	2,795	3,269	2,650

*
In the year ended December 31, 2014 no currency translation adjustment was accrued in MTS Belarus IFRS financial statements due to hyperinflation accounting requirements.

        The reconciliation of summarized financial information of MTS Bank to the carrying amount of the Group's interest in associate is presented below:

	December 31, 2016	December 31, 2015
Total assets	166,594	184,915
Total liabilities	(137,627)	(164,662)
Non-controlling interests	(3,339)	(4,161)

Total identifiable net assets attributable to the Group	25,628	16,092

The Group's share in associate	26,6%	27%
The Group's share of identifiable net assets	6,817	4,345
Impairment of investment in associate	(3,225)	(3,225)

Carrying amount of the Group's interest	3,592	1,120

        In 2014, an impairment charge of RUB 3,225 million related to the Group's equity investments in MTS Bank was recognized in the non-operating share of the loss of the associates in the accompanying consolidated statement of profit or loss. The impairment reflected the assessment of the development prospects influenced by an economic downturn in Russia. The fair value of equity investment in the amount of RUB 4,857 million was determined based on a discounted cash flow technique utilizing significant unobservable inputs ("Level 3" in the hierarchy established by IFRS). The key assumptions in the fair value calculations included discount rate of 23.3% and average OIBDA (Operating Income Before Depreciation and Amortization) margin of 5%.

        No impairment charge was recognized in 2015 and 2016.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. INVESTMENTS IN ASSOCIATES (Continued)

        The Group's share in the net losses of MTS Bank was included in the non-operating share of the loss of the associates in the accompanying consolidated statement of profit or loss. The composition of the Group's share of loss of MTS Bank is as follows:

	Year ended December 31,
	2016	2015	2014
Total interest income	(16,555)	(20,455)	(25,107)
Total interest expense	8,364	9,691	9,868
Net loss for the year	4,495	15,371	12,585
The Group's share of the loss of the associate for the year	1,179	4,078	3,108
Other comprehensive loss / (income) for the year	1,614	(1,251)	(3,611)
Total comprehensive loss for the year	6,109	14,120	8,974
The Group's share of the total comprehensive loss for the year	1,608	3,737	2,410

        In February 2016, MTS Bank placed 3,588,304 additional ordinary shares. The Group acquired 946,347 shares in the placement for a total consideration of RUB 1,325 million. As the result of the transaction, the Group's share in MTS Bank decreased from 27.0% to 26.8%.

        In November 2016, MTS Bank placed 10,000,000 additional ordinary shares. The Group acquired 2,637,310 shares in the placement for a total consideration of RUB 2,769 million. As the result of the transaction, the Group's share in MTS Bank decreased from 26.8% to 26.6%.

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

        In December 2013, the Group sold a 51% stake in Business-Nedvizhimost CJSC to Sistema for RUB 3.2 billion. Business-Nedvizhimost owned and managed 76 real estate sites and 44 real estate facilities throughout Moscow with a total area of roughly 178,000 sq. m. After the loss of control over the subsidiary, the Group deconsolidated Business-Nedvizhimost and applied for its 49% interest the equity method of accounting. In April 2014, the Group sold the remaining 49% stake to Sistema for RUB 3.1 billion. The disposal was accounted for as a transaction under common control directly in equity.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. INVESTMENTS IN ASSOCIATES (Continued)

        The following table is the aggregate financial information of investments in the other individually immaterial associates, held by the Group:

	Year ended December 31,
	2016	2015	2014
Net loss/(profit) for the year	1,172	(1,079)	2,047
The Group's share of the loss/(profit) of the associate for the year	108	(297)	205
Other comprehensive income for the year	—	—	(2,175)
Total comprehensive loss/(income) for the year	1,172	(1,079)	(128)
The Group's share of total comprehensive loss/(income) of the associate for the year	108	(297)	(32)

8. OTHER INVESTMENTS

        The Group's other investments comprised the following:

	Category	December 31, 2016	December 31, 2015
Deposits	Loans and receivables	27,056	30,677
Loans/Unquoted Notes	Loans and receivables	8,004	2,787
Other	—	1,259	1,203

Total other investments		36,319	34,667

        In December 2010, the Group granted a $90.0 million (RUB 2,777 million at the date of transaction) loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche, the holders of a 20% noncontrolling stake in K-Telecom, the Group's subsidiary in Armenia. Simultaneously, the Group signed an amendment to the put and call option agreement for the acquisition of noncontrolling stake. According to the amendment, the call exercise price shall be reduced by deducting any outstanding balance on the loan amount and all accrued and unpaid interest and any other sums due and outstanding under the loan agreement at the time of exercise (Note 27). Also loan was prolonged to December 31, 2018 according to amendment concluded in December 2016 to loan agreement. The amount of loan and related interest included in other investments as of December 31, 2016 totaled to RUB 5,802 million and in short-term investments as of December 31, 2015 and January 1, 2015 totaled to RUB 6,775 million and RUB 5,533 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

9. TRADE AND OTHER RECEIVABLES

        Trade and other receivables as of December 31, 2016 and December 31, 2015 comprised the following:

	December 31, 2016	December 31, 2015
Subscribers	11,360	12,412
Roaming	8,083	11,807
Dealers	2,723	2,084
Interconnect	2,517	3,195
Other trade receivables	4,805	6,118
Other receivables	2,477	1,854
Allowance for doubtful accounts	(2,160)	(2,928)

Trade and other receivables	29,805	34,542

        The analysis of the age of trade and other accounts receivables that are past due as at December 31, 2016 and December 31, 2015 but not impaired:

	December 31, 2016	December 31, 2015
Neither past due nor impaired	24,100	29,095
Past due, but not impaired:
Less than 60 days	3,225	2,710
61-150 days	1,205	1,203
More than 150 days	1,275	1,534

Total	29,805	34,542

        The following table summarizes changes in the allowance for doubtful accounts receivable for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Balance, beginning of the year	(2,928)	(2,166)	(3,754)
Allowance for doubtful accounts	(2,863)	(3,269)	(3,060)
Accounts receivable written off	3,459	2,507	4,648
Disposal of subsidiary	172	—	—

Balance, end of the year	(2,160)	(2,928)	(2,166)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

10. INVENTORIES

        Inventory and spare parts as of December 31, 2016 and December 31, 2015 comprised the following:

	December 31, 2016	December 31, 2015
Handsets and accessories	11,597	11,861
SIM cards and prepaid phone cards	1,165	400
Software and equipment for installation and resale	703	927
TV equipment for resale	320	527
Advertising and other materials	280	508
Spare parts for telecommunication equipment	265	287

Total inventory and spare parts	14,330	14,510

        Other materials mainly consist of stationery, fuel and auxiliary materials.

        Spare parts for base stations included in inventory are expected to be utilized within twelve months of the year end.

        Expenses for inventory obsolescence provision were included in cost of goods in the consolidated statement of profit or loss.

        For the years ended December 31, 2016, 2015 and 2014, cost of goods comprised the following expenses:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Amount of inventories recognized as an expense	44,026	36,568	25,852
Inventory obsolescence provision	2,159	865	356
Reversal of obsolescence provision	(611)	(878)	(763)

Total cost of goods	45,574	36,555	25,445

        The reversal of the inventory obsolescence provision relates to handsets and accessories sold in the course of the Group's promotion campaigns. Inventories have been sold with positive margin.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

11. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2016, December 31, 2015 and January 1, 2015 was as follows:

	Network and base station equipment	Land and buildings	Office equipment, vehicles and other	Construction in progress and equipment for installation	Total
Cost
January 1, 2015	498,575	25,867	48,322	44,074	616,838

Additions	4,319	540	317	59,794	64,970
Put into use	68,661	1,042	4,590	(74,293)	—
Arising on business combinations	(164)	1,414	1,687	(48)	2,889
Transfer to assets held for sale	(1,059)	(2)	(6)	—	(1,067)
Disposal	(23,667)	(1,680)	(5,192)	(587)	(31,126)
Other	(437)	(84)	124	57	(340)
Foreign exchange differences	(3,698)	224	(150)	(31)	(3,655)

December 31, 2015	542,530	27,321	49,692	28,966	648,509

Additions	1,350	32	—	47,340	48,722
Put into use	47,894	1,550	5,278	(54,722)	—
Disposal of UMS	(4,152)	(1,309)	(452)	(2,444)	(8,357)
Transfer to assets held for sale	(1,557)	—	(5)	—	(1,562)
Disposal	(20,321)	(426)	(3,201)	(374)	(24,322)
Other	(118)	(200)	269	55	6
Foreign exchange differences	(17,568)	(1,525)	(2,331)	(1,455)	(22,879)

December 31, 2016	548,058	25,443	49,250	17,366	640,117

Accumulated amortisation and impairment
January 1, 2015	(274,372)	(6,957)	(36,486)	—	(317,815)

Charge for the year	(51,967)	(930)	(5,385)	—	(58,282)
Arising on business combinations	—	(1,015)	(1,438)	—	(2,453)
Transfer to assets held for sale	490	1	3	—	494
Disposal	21,269	1,623	5,068	—	27,960
Other	(109)	7	230	—	128
Foreign exchange differences	4,180	(184)	125	—	4,121

December 31, 2015	(300,509)	(7,455)	(37,883)	—	(345,847)

Charge for the year	(53,371)	(1,262)	(5,323)	—	(59,956)
Disposal of UMS	1,121	62	214	—	1,397
Transfer to assets held for sale	846	—	5	—	851
Disposal	19,126	134	2,768	—	22,028
Other	(222)	(182)	227	—	(177)
Foreign exchange differences	12,061	551	1,816	—	14,428

December 31, 2016	(320,948)	(8,152)	(38,176)	—	(367,276)

Net book value
January 1, 2015	224,203	18,910	11,836	44,074	299,023

December 31, 2015	242,021	19,866	11,809	28,966	302,662

December 31, 2016	227,110	17,291	11,074	17,366	272,841

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

11. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Charge of amortization for 2014 year for Network and base station equipment, Landing and buildings and Office equipment, vehicles and other was RUB 51,155 million, RUB 887 million and RUB 6,781 million, respectively.

        The amount of the compensation from third parties for items of property, plant and equipment that were accidentally damaged during construction in Moscow for the years ended December 31, 2016, 2015 and 2014 totaled RUB 1,350 million, RUB 1,010 million and RUB 571 million, respectively, and was included in the accompanying consolidated statements of profit or loss as component of other operating income.

12. GOODWILL

        The change in the net carrying amount of goodwill for the years ended December 31, 2016 and 2015 by operating segments was as follows:

	Russia convergent	Moscow fixed line	Ukraine	Armenia	Total
Balance at January 1, 2015
Gross amount of goodwill	30,275	1,083	151	6,268	37,777
Accumulated impairment loss	(1,466)	—	—	—	(1,466)

	28,809	1,083	151	6,268	36,311

Measurement period adjustments (Note 4)	(9)	—	—	—	(9)
Impairment loss	—	—	—	(3,516)	(3,516)
Currency translation adjustment	—	—	(22)	1,704	1,682

Balance at December 31, 2015
Gross amount of goodwill	30,266	1,083	129	7,972	39,450
Accumulated impairment loss	(1,466)	—	—	(3,516)	(4,982)

	28,800	1,083	129	4,456	34,468

Currency translation adjustment	—	—	(34)	(749)	(783)

Balance at December 31, 2016
Gross amount of goodwill	30,266	1,083	95	7,223	38,667
Accumulated impairment loss	(1,466)	—	—	(3,516)	(4,982)

	28,800	1,083	95	3,707	33,685

13. IMPAIRMENT REVIEW

        Management of the Group performs impairment tests for the goodwill assigned to the cash-generating units at least annually and when there are any indications that the carrying amount of the cash-generating unit ("CGU") is impaired.

        When reviewing for indicators of impairment management of the Group considers, among other factors, the relationship between its market capitalization and book value, changes in country risk premiums and other.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. IMPAIRMENT REVIEW (Continued)

        When the carrying amount of the cash generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash generating unit must be impaired.

        The recoverable amounts of the CGUs are determined based on their value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

        Future cash flows calculations are based on a five-year operations plan, which is prepared and approved by the management of the Group. Estimation of future cash flows requires assumptions to be made in respect of uncertain factors, including management's expectations of the following: OIBDA margin, timing and amount of future capital expenditure, terminal growth rates and appropriate discount rates to reflect the risks involved.

        During the year ended December 31, 2016 no impairment charges were recorded in respect of the Group's goodwill balances.

        As a result of impairment test as of December 31, 2015 impairment charges of RUB 3.5 billion were recorded in a separate line item within operating profit in the consolidated statement of profit or loss in respect of the Group's investment in operating segment "Armenia". The impairment charges relate solely to goodwill. The impairment reflects the decrease of interconnect traffic and related revenue due to dramatic growth of prices for international calling from Russia to Armenia. The recoverable amount of CGU "Armenia" was RUB 18.5 billion as of 31, December 2015.

        During the year ended December 31, 2014 no impairment charges were recorded in respect of the Group's goodwill balances.

Key assumptions used for value in use calculation:

        OIBDA margin and capital expenditures were primarily derived from internal sources, were based on past experience and extended to include management expectations.

        The table below presents OIBDA margin utilized for value in use calculation of related CGUs:

CGU	December 31, 2016	December 31, 2015
Russia convergent	34.6% - 37.0%	32.3% - 34.9%
Armenia	42.0% - 45.0%	44.7% - 46.1%
Moscow fixed line	42.2% - 51.0%	48.2% - 53.4%
Ukraine	40.6% - 46.5%	35.4% - 41.3%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. IMPAIRMENT REVIEW (Continued)

        The table below presents capital expenditure as a percentage of revenue utilized for value in use calculation of related CGUs:

CGU	December 31, 2016	December 31, 2015
Russia convergent	18.8%	17.6%
Armenia	11.9%	12.0%
Moscow fixed line	17.5%	15.0%
Ukraine	19.9%	24.4%

        The terminal growth rate into perpetuity has been determined based on the nominal gross domestic product rates for the country of operation, adjusted for specific characteristic of the CGUs business.

        The table below presents terminal growth rate utilized for value in use calculation of related CGUs:

CGU	December 31, 2016	December 31, 2015
Russia convergent	1%	1%
Armenia	nil	nil
Moscow fixed line	1%	1%
Ukraine	3%	3%

        The discount rate, applied to measure free cash flow is the weighted average cost of capital according to the finance structure established for each CGU.

        The table below presents pre-tax rates for discounting of cash flows in functional currencies of related CGUs:

CGU	December 31, 2016	December 31, 2015
Russia convergent	15.1%	13.9%
Armenia	15.5%	17.7%
Moscow fixed line	13.7%	18.4%
Ukraine	21.6%	26.6%

        Management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

14. OTHER INTANGIBLE ASSETS

        Net book value of other intangible assets as at December 31, 2016, December 31, 2015 and January 1, 2015 was as follows:

	Licenses	Right to use radio frequencies	Billing and other software	Client base	Numbering capacity	Other	Total
Useful life, years	1 to 20	1 to 15	1 to 25	4 to 31	2 to 15	1 to 10
Cost
January 1, 2015	13,278	8,294	91,367	8,679	3,763	9,033	134,414

Additions	11,705	1,262	20,624	—	107	53	33,751
Arising on business combinations	111	—	779	86	—	368	1,344
Disposal	(1)	(268)	(18,888)	(1,228)	(619)	(240)	(21,244)
Other	(73)	38	(376)	—	(14)	(115)	(540)
Foreign exchange differences	3,470	—	(372)	—	(29)	668	3,737

December 31, 2015	28,490	9,326	93,134	7,537	3,208	9,767	151,462

Additions	3,382	245	27,658	—	65	232	31,582
Arising on business combinations (Note 4)	323	—	—	—	—	—	323
Disposal of UMS	—	—	(1,891)	—	—	(3,687)	(5,578)
Disposal	(2)	(582)	(10,509)	(164)	(160)	(2,842)	(14,259)
Other	44	(40)	(87)	—	(4)	(40)	(127)
Foreign exchange differences	(5,101)	—	(3,763)	—	(39)	(1,187)	(10,090)

December 31, 2016	27,136	8,949	104,542	7,373	3,070	2,243	153,313

Accumulated amortisation and impairment
January 1, 2015	(7,245)	(3,317)	(52,422)	(4,155)	(3,524)	(1,542)	(72,205)

Charge for the year	(1,447)	(1,202)	(16,933)	(692)	(147)	(3,770)	(24,191)
Arising on business combinations	—	—	(424)	—	—	(188)	(612)
Disposal	1	268	18,528	1,228	619	158	20,802
Other	64	(10)	(172)	—	28	99	9
Foreign exchange differences	(1,246)	—	866	—	28	(317)	(669)

December 31, 2015	(9,873)	(4,261)	(50,557)	(3,619)	(2,996)	(5,560)	(76,866)

Charge for the year	(2,092)	(1,170)	(18,002)	(620)	(46)	(1,389)	(23,319)
Disposal of UMS	—	—	494	—	—	2,162	2,656
Disposal	2	582	10,193	164	160	2,836	13,937
Other	(7)	20	43	—	(13)	(42)	1
Foreign exchange differences	2,007	—	2,697	—	34	668	5,406

December 31, 2016	(9,963)	(4,829)	(55,132)	(4,075)	(2,861)	(1,325)	(78,185)

Net book value
January 1, 2015	6,033	4,977	38,945	4,524	239	7,491	62,209

December 31, 2015	18,617	5,065	42,577	3,918	212	4,207	74,596

December 31, 2016	17,173	4,120	49,410	3,298	209	918	75,128

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

14. OTHER INTANGIBLE ASSETS (Continued)

        Charge of amortization for 2014 year for Licenses, Right to use radio frequencies, Billing and other software, Client base, Numbering capacity and Other was RUB 809 million, RUB 991 million, RUB 12,729 million, RUB 689 million, RUB 713 million and RUB 268 million, respectively.

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

        The Group's operating licenses do not provide for automatic renewal. All licenses covering the territories of the Russian Federation expired as of December 31, 2016 were renewed. The cost to renew the licenses was not significant. Weighted-average period until the next renewal of licenses in the Russian Federation is five years.

        The license for the provision of telecommunication services in Ukraine was renewed in 2013 and is valid until 2026. The license for the provision of telecommunication services in Armenia is valid until 2019. The license for the provision of telecommunication services in Turkmenistan is valid until 2029.

        Contractual obligations to purchase intangible assets are disclosed in the Note 28.

15. BORROWINGS

        The Group's borrowings comprise the following:

	December 31, 2016	December 31, 2015
Notes	78,186	100,034
Bank and other loans	195,088	234,040
Finance lease obligations	11,046	11,795

Total borrowings	284,320	345,869

Less: current portion	(47,207)	(53,701)
Total borrowings, non-current	237,113	292,168

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

        Notes—The Group's Notes consisted of the following:

	Currency	Interest rate (actual at December 31, 2016)	December 31, 2016	December 31, 2015
MTS International Notes due 2023 (Note 2)	USD	5.00%	28,218	33,908
MTS International Notes due 2020 (Note 2)	USD	8.625%	18,537	42,238
MTS PJSC Notes due 2017	RUB	8.70%	9,995	9,990
MTS PJSC Notes due 2031	RUB	9.40%	9,986	—
MTS PJSC Notes due 2023	RUB	8.25%	9,984	9,971
MTS PJSC Notes due 2020	RUB	9.25%	1,448	2,110
MTS PJSC Notes due 2016	RUB	8.75%	—	1,788
Other Notes due 2015-2022	RUB	0.25% - 10%	18	29

Total notes			78,186	100,034

Less: current portion			(11,389)	(3,855)
Total notes, non-current			66,797	96,179

        The Group has an unconditional obligation to repurchase certain MTS PJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2020	November 2017
MTS PJSC Notes due 2023	March 2018
MTS PJSC Notes due 2031	August 2018

        The Group discloses these notes as maturing in 2017 (MTS PJSC Notes due 2020) and in 2018 (MTS PJSC Notes due 2023; MTS PJSC Notes due 2031) in the aggregated maturities schedule as the noteholders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons.

        In November 2016, the Group changed the coupon rate for MTS PJSC Notes due 2020 from 10.75% to 9.25%. Following the announcement of new coupon rates the Group repurchased MTS PJSC Notes due 2020 at the request of eligible noteholders in the amount of RUB 662 million.

        As of December 31, 2016 the Group had the following outstanding repurchase transactions with a due date on January 09, 2017:

	No of Notes	Due amount	Unrealized premium	Total
MTS PJSC Notes due 2018	2,777,440	2,588	—	2,588

				2,588

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

        Bank and other loans—The Group's loans from banks and financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2016)	December 31, 2016	December 31, 2015
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2017 - 2020	LIBOR + 1.15% (2.468%)	25,394	39,449
Citibank	2017 - 2024	LIBOR + 0.9% (2.218%)	12,812	17,511
Skandinavska Enskilda Banken AB	2017	LIBOR + 0.23% – 1.8% (1.543% – 3.118%)	1,163	3,939

			39,369	60,899
EUR-denominated:
Credit Agricole Corporate Bank and BNP Paribas	2017 - 2018	EURIBOR + 1.65% (1.43%)	876	1,639
LBBW	2017	EURIBOR + 1.52% (1.30%)	296	737

			1,172	2,376
RUB-denominated:
Sberbank	2017 - 2021	8.45% – Central Bank key rate + 0.90% (10.90%)	144,813	154,660
Gasprombank	2017	10.9%	4,000	—
Notes in REPO	2017	10.24% – 10.39%	2,588	10,003
Citibank	2017	9.9%	2,400	—
Other	2017 - 2025	Various	533	1,409

			154,334	166,072
Other currencies:
Various financial institutions	2017 - 2020	Various	213	4,693

			213	4,693
Total bank and other loans			195,088	234,040
Less: current portion			(35,188)	(49,282)

Total bank and other loans, non-current			159,900	184,758

        Compliance with covenants—Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to incur debt, carry on transactions with related parties, create liens on

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

properties, dispose assets, including GSM and 3G licenses for several license areas, issue guaranties, grant loans to employees and entities, delist notes, delay coupon payments, merge or consolidate MTS PJSC with another entity or be a subject to a court decision to pay over $75 million (RUB 4,549 million as of the reporting date), which remains unsatisfied for more than 60 days without being appealed, discharged or waived.

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

        The Group was in compliance with all existing notes and bank loans covenants as of December 31, 2016.

        Available credit facilities—As of December 31, 2016, the Group's total available unused credit facilities amounted to RUB 40,858 million and related to the following credit lines:

	Currency	Maturity	Interest rate	Available till	Available amount
Sberbank	RUB	To be agreed	Central Bank key rate + max.5.00%	June 2019	15,000
Gasprombank	EUR	2021	CBR[1] auction rate + 0.6%	Sep 2017	6,381
China Development Bank	USD	2022	6M Libor + 3.25%	May 2017	6,065
China Development Bank	CNY	2022	6M Shibor + 3.52%	May 2017	5,412
Rosselhozbank	RUB/USD/EUR	31 days	To be agreed	November 2017	5,000
Absolut Bank	RUB	2019	CBR(1) auction rate + 1.25% – 1.8%	December 2019	3,000

Total					40,858

(1)
CBR—Central Bank of Russia

        In addition, the Group has a credit facility made available by Citibank at MosPrime + 1.50% interest rate with the available amount set up on request and to be repaid within 182 days.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

        The following table presents the aggregated scheduled maturities of principal on notes and bank loans (gross of debt issuance costs) outstanding for the five years ending December 31, 2021 and thereafter:

	As of December 31, 2016
	Notes	Bank loans and other debt
Payments due in the year ending December 31,
2017	11,448	35,632
2018	20,006	46,927
2019	—	69,963
2020	18,614	23,396
2021	12	15,844
Thereafter	28,301	4,620

Total	78,381	196,382

Less: unamortized debt issuance costs	(195)	(1,294)
Total debt	78,186	195,088

        Finance lease obligations—The following table presents a summary of net book value of leased property, plant and equipment:

	December 31, 2016	December 31, 2015
Network and base station equipment	6,906	6,352
Office equipment, vehicles and other	66	54

Leased assets, net	6,972	6,406

        Additions under finance lease agreements for the years ended December 31, 2016, 2015 and 2014 amounted to RUB 1,117 million, RUB 1,735 million and RUB 6,228 million respectively. Depreciation of the assets under finance leases for the year ended December 31, 2016, 2015 and 2014 amounted to RUB 603 million, RUB 554 million and RUB 509 million, respectively, and was included in depreciation and amortization expense in the accompanying consolidated statement of profit or loss.

        Interest expense accrued on finance lease obligations for the year ended December 31, 2016, 2015 and 2014 amounted to RUB 855 million, RUB 756 million and RUB 370 million, respectively, and was included in finance costs in the accompanying consolidated statement of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

        The following tables present future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Minimum lease payments, including:
Current portion (less than 1 year)	1,432	1,366
More than 1 to 5 years	6,079	6,243
Over 5 years	11,061	11,022

Total minimum lease payments	18,572	18,631

Less amount representing interest	(7,526)	(6,836)
Present value of net minimum lease payments, including:
Current portion (less than 1 year)	630	564
More than 1 to 5 years	3,055	3,334
Over 5 years	7,361	7,897
Total present value of net minimum lease payments	11,046	11,795

Less current portion of lease obligations	(630)	(564)
Non-current portion of lease obligations	10,416	11,231

        Leased assets include transponders which are installed on a satellite and used for provision of satellite television services, network equipment and automobiles. The lease term of the transponders is twelve years. The lease term of network equipment is fifteen years. The average lease term of the automobiles is three years. The Group has an obligation to purchase these automobiles under the respective finance lease agreements at the end of the lease term.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. PROVISIONS

        The following table summarizes the movement in provisions for the year ended December 31, 2016, 2015 and 2014:

	Tax provisions other than for income tax	Provision for decommissioning and restoration	Employee bonuses and other rewards	Other provisions	Total provisions
At 1 January 2014	(2,388)	(2,970)	(6,611)	(35)	(12,004)

Current 2014	(2,388)	—	(5,046)	(35)	(7,469)
Non-current 2014	—	(2,970)	(1,565)	—	(4,535)
Arising during the year	(745)	(123)	(9,571)	(9)	(10,448)
Utilised	—	22	7,822	12	7,856
Discount rate adjustment and imputed interest (change in estimates)	—	1,355	278	—	1,633
Unused amounts reversed	159	47	1,252	25	1,483
Translation adjustments and other	—	29	(71)	—	(42)

At 31 December 2014	(2,974)	(1,640)	(6,901)	(7)	(11,522)

Current 2014	(2,974)	—	(5,703)	(7)	(8,684)
Non-current 2014	—	(1,640)	(1,198)	—	(2,838)
At 1 January 2015	(2,974)	(1,640)	(6,901)	(7)	(11,522)

Arising during the year	(481)	(107)	(10,478)	(27)	(11,093)
Utilised	24	—	8,706	7	8,737
Discount rate adjustment and imputed interest (change in estimates)	—	256	87	—	343
Unused amounts reversed	2,951	25	846	6	3,828
Arising due to subsidiary purchase	(15)	—	(456)	(186)	(657)
Translation adjustments and other	(30)	7	(41)	—	(64)

At 31 December 2015	(525)	(1,459)	(8,237)	(207)	(10,428)

Current 2015	(525)	—	(7,131)	(207)	(7,863)
Non-current 2015	—	(1,459)	(1,106)	—	(2,565)
At 1 January 2016	(525)	(1,459)	(8,237)	(207)	(10,428)

Arising during the year	(1,058)	(45)	(14,085)	(275)	(15,463)
Utilised	374	8	12,482	223	13,087
Discount rate adjustment and imputed interest (change in estimates)	—	(142)	(51)	—	(193)
Unused amounts reversed	742	430	1,096	34	2,302
Disposal of a subsidiary		—	91	—	91
Translation adjustments and other	10	17	152	—	179

At 31 December 2016	(457)	(1,191)	(8,552)	(225)	(10,425)

Current 2016	(457)	—	(7,393)	(225)	(8,075)
Non-current 2016	—	(1,191)	(1,159)	—	(2,350)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Financial assets

	December 31, 2016	December 31, 2015
Trade and other receivables (Note 9)	29,805	34,542
Accounts receivable, related parties (Note 21)	8,094	9,661
Cash and Cash equivalents (Note 5)	18,470	33,464
Other financial assets:
Financial assets at fair value through profit or loss:
Assets in Sistema-Capital trust management	3,721	—

Total financial assets at fair value through profit and loss	3,721	—

Financial assets at fair value through OCI:
Notes	65	266
Cross-currency swap designated as cash flow hedge	13,632	25,027

Total financial assets at fair value through OCI	13,697	25,293

Loans and receivables:
Bank deposits	30,906	73,169
Loans and receivables	8,221	9,341
Notes	804	528
Other	1,504	1,379

Total loans and receivables	41,435	84,417

Total other financial assets	58,853	109,710

Total financial assets	115,222	187,377
Total current financial assets	(61,333)	(124,172)

Total non-current financial assets	53,889	63,205

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (Continued)

Financial liabilities

	December 31, 2016	December 31, 2015
Trade and other payables	41,473	57,756
Accounts payable, related parties (Note 21)	1,014	1,809
Financial liabilities at amortised cost:
Loans and borrowings:
Notes	78,186	100,034
Bank and other loans	195,088	234,040
Finance lease obligations	11,046	11,795

Total loans and borrowings	284,320	345,869
Guarantee payment received	2,907	6,853

Total financial liabilities at amortized cost	287,227	352,722

Other financial liabilities at fair value:
Financial liabilities at fair value through profit or loss:
Deliverable currency forward not designated as hedge	142	—
Liability under put option agreement (Note 27)	2,243	2,925

Total financial liabilities at fair value through profit and loss	2,385	2,925

Financial liabilities at fair value through OCI:
Interest rate swaps designated as cash flow hedges	531	676

Total financial liabilities at fair value through OCI	531	676

Total other financial liabilities at fair value	2,916	3,601

Total financial liabilities	332,630	415,888
Total current financial liabilities	(92,743)	(123,044)

Total non-current financial liabilities	239,887	292,844

        Group financial liabilities are represented by trade and other payables, notes and bank loans. The main purpose of these financial liabilities is to finance the Group's operations and capital expenditures. The Group's principal financial assets include loans and investments, trade and other receivables, cash and deposits.

        The Group accounts for its financial assets and liabilities at amortized cost, except for derivative instruments, marketable securities, assets in Sistema-Capital trust management and liability under put option agreement, which are accounted for at fair value.

        In May 2016, the Group entered into a trust agreement with the asset management company Sistema-Capital, a subsidiary of Sistema. The main purpose of the agreement is short-term profit-taking from operations with securities.

        The fair value measurement of the Group's derivative instruments and investments in Sistema-Capital trust management is based on the observable yield curves for similar instruments and represents

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (Continued)

the estimated amount the Group would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates, foreign exchange spot and forward rates.

        The table below presents the fair value of financial instruments:

	Level of inputs	December 31, 2016	December 31, 2015
Assets
Sistema Notes due in 2016 (series 04) (related party) (Notes 6, 21)	Level 1	—	191
Sistema International Funding S.A. Bonds due in 2019 (related party) (Note 6, 21)	Level 1	65	75
Derivative instruments	Level 2	13,632	25,027
Cross-currency interest rate swap		13,632	25,027
Assets in Sistema-Capital trust management (related party) (Note 6, 21)	Level 2	3,721	—
Liabilities
Derivative instruments	Level 2	(673)	(676)
Interest rate swap		(531)	(676)
Deliverable currency forward		(142)	—
Liability under put option agreement	Level 3	(2,243)	(2,925)
Contingent consideration	Level 3	(3)	(115)

        For the years ended December 31, 2016, 2015 and 2014, net realized gains and losses of Level 3 liabilities resulting from fair value measurements amounted to RUB 199 million gain, RUB 1,014 million gain and RUB 260 million loss, respectively and were recognized as a part of change in fair value of financial instruments' in consolidated statement of profit or loss. No unrealized gains or losses of Level 3 liabilities resulted from fair value measurements were recognized during the years ended December 31, 2016, 2015 and 2014.

        For the year ended December 31, 2016, 2015 and 2014, net realized gains and losses of Level 1 liabilities resulted from fair value measurements amounted to nil, nil and RUB 165 million gain, respectively.

        The liability under put option agreement is measured at fair value using a discounted cash flow technique. The most significant quantitative inputs used to measure the fair value of the liability under put option agreement are presented in the table below:

Unobservable inputs	December 31, 2016	December 31, 2015
Post-tax discount rate	13%	15%
Revenue growth rate	(0.9) - (2.9)% (av. –1.8%)	(1.6) - (4.6)% (av. –2.2%)
OIBDA margin	42.0 - 45.0% (av. 43.5%)	44.7 - 46.1% (av. 45.4%)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (Continued)

        The carrying value of the Group's financial instruments accounted for at amortized cost approximates their fair value due to their short-term nature and market interest rates, except for borrowings, gross of debt issuance cost, as disclosed in the table below:

		December 31, 2016		December 31, 2015
	Level of inputs	Fair value	Carrying value	Fair value	Carrying value
Notes (Note 15)	Level 1	(81,462)	(78,381)	(99,704)	(100,269)
Bank and other loans	Level 3	(199,131)	(196,382)	(228,702)	(235,947)

		(280,593)	(274,763)	(328,406)	(336,216)

        The fair value of the Group's bank and other loans is measured using a discounted cash flow technique. The discount rate used in the discounted cash flow analysis is determined on the base of the market rate for bank loans available to the Group.

        While management has used available market information in estimating the fair value of its financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

        There were no transfers between levels of inputs within the hierarchy during the years ended December 31, 2016, 2015 and 2014.

        There were no transfers between the accounting categories of financial instruments during the years ended December 31, 2016, 2015 and 2014.

18. FINANCIAL RISK MANAGEMENT

        As part of its business the Group is exposed to several types of financial risks: market risks, credit (or counterparty) risks, and liquidity risks. Risks mitigating activities are mainly performed at the Group headquarters by the corporate finance personnel and are subject to the approval of the Group's supervisory bodies—Board of Directors and Budget committee.

  Market risk

        Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group is primarily exposed to the following types of market risks: interest rate risk and currency exchange rates fluctuations. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments. The sensitivity analyses in the following sections relate to the financial position as of December 31, 2016, 2015 and 2014.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FINANCIAL RISK MANAGEMENT (Continued)

  •
  Variable interest rate

        Group's bank loans denominated in US dollars and Euros primarily bear floating interest rate. To eliminate the exposure of changes in variable interest rates related to its debt obligations, the Group enters into variable-to-fixed interest rate swap agreements, so that interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective cash flow hedges. In aggregate the Group entered into variable-to-fixed interest rate swap agreements designated to manage the exposure of changes in variable interest rates related to 28.6% and 32.6% of the Group's bank loans with variable rates outstanding as of December 31, 2016 and 2015, respectively.

  •
  Fixed interest rate risk

        Group's Notes and bank loans denominated in rubles bear primarily fixed interest rates. To eliminate the exposure of changes in value of debt obligations, the Group enters into fixed-to-variable interest rate swap agreements. In aggregate the Group entered into fixed-to-variable interest rate swap agreements designated to manage the exposure of changes in value of the debt related to 12.9% and 12.9% of the Group's Notes and bank loans with fixed rates outstanding as of December 31, 2016 and 2015, respectively.

        The notionals related to interest rate derivative instruments amounted to RUB 49,451 million and RUB 67,338 million as of December 31, 2016 and 2015, respectively.

Sensitivity analysis

        A reasonably possible increase of 100 basis points in short term interest rates would have resulted in RUB 704 million, RUB 933 million and RUB 264 million future increases of interest expense for the years ended December 31, 2016, 2015 and 2014, respectively. The same decrease in short term interest rates would have resulted in RUB 704 million, RUB 933 million and RUB 233 million future decreases of finance cost for the years ended December 31, 2016, 2015 and 2014, respectively. There will be no material impact on equity.

        The interest rate sensitivity analysis was performed based on a constant position of fixed and floating rate debt.

Foreign currency risks

        Foreign currency risk is the risk that the fair value or future cash flows will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's financing activities. The Group manages its currency risk by hedging significant foreign currency cash outflows with derivatives and by using money market instruments.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FINANCIAL RISK MANAGEMENT (Continued)

        In aggregate the Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in currency exchange rate for 29.2% of the Group's bank loans denominated in USD- and Euro- denominated bank loans outstanding as of December 31, 2016 and 28.7% of its USD- and Euro- denominated bank loans outstanding as of December 31, 2015.

        The notionals related to currency derivative instruments amounted to RUB 25,885 million and RUB 40,049 million as of December 31, 2016 and 2015, respectively.

        The Group has entered into deliverable currency forward agreements to minimize foreign currency risk exposure for operating activities. The contracts assumed the purchase or sale of the agreed amount of currency at a specified exchange rate and date. The rate was determined by the market spot rate upon issuance. As the result of deliverable currency forward agreements, unfulfilled as of December 31, 2016, 2015 and 2014, the Group recognized RUB 142 mln loss, nil and nil in the consolidated statement of profit and loss for the years ended December 31, 2016, 2015 and 2014.

        The notionals related to deliverable currency forward instruments, unfulfilled as of December 31, 2016 and 2015, amounted to RUB 18,339 mln and nil, respectively.

        The following table presents the effect of the Group's swap agreements designated as cash flow hedges in accumulated other comprehensive income for the years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
Accumulated derivatives income, beginning of the year, net of tax of 209 and 853 and 293, respectively	1,045	4,268	1,467
Fair value adjustments on hedging derivatives, net of tax of (1,823) and 590 and 2,894, respectively	(9,116)	2,952	14,469
Amounts reclassified to loss / (profit) for the year during the period, net of tax of 1,594 and (1,235) and (2,334), respectively	7,968	(6,175)	(11,668)

Accumulated derivatives (loss) / income, end of the year, net of tax of (21) and 209 and 853, respectively	(103)	1,045	4,268

        The following tables demonstrate the sensitivity to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant.

	Change in rate	USD—effect on profit before tax RUB mln,	EUR—effect on profit before tax RUB mln
2016	+20%	(6,722)	2,274
	–20%	6,722	(2,274)
2015	+20%	(8,986)	5,664
	–20%	8,986	(5,664)
2014	+20%	(12,667)	5,093
	–20%	12,667	(5,093)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FINANCIAL RISK MANAGEMENT (Continued)

        The movement in the pre-tax effect is a result of a change in monetary assets and liabilities denominated in US dollars and Euro, where the functional currency of the entity is a currency other than US dollars and Euro.

        There will be no material impact on equity.

        The Group's exposure to foreign currency changes for all other currencies is not material.

Liquidity risk

        Liquidity risk is the risk of a shortage of funds. The Group's policy is to borrow centrally using a mixture of long-term and short-term borrowing facilities. These borrowings, together with cash generated from operations are utilized to meet anticipated funding requirements. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.

        The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile and a required net debt position, therefore minimizing refinancing risk. Long-term borrowings mature between one and 7 years.

        As at December 31, 2016, current liabilities exceeded current assets by RUB 36,551 million. Management believes the Group has sufficient existing and continuing access to liquidity through both operating cash flows and the availability of committed credit facilities of RUB 40,858 million (Note 15).

Credit risk

        Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss. The Group is exposed to credit risk primarily from its investing activities.

        The Group considers its exposure to credit risk as of December 31, 2016, and 2015 to be as follows:

	December 31, 2016	December 31, 2015
Bank deposits	30,905	73,169
Trade and other receivables	29,805	34,542
Derivative financial instruments	13,632	25,027
Loan and notes	9,090	10,135
Assets in Sistema-Capital trust management	3,721	—

        In accordance with the Group's financial instruments management policy, the aggregate credit risk the Group may have with one counterparty is limited. The Group maintains a mixture of cash and cash equivalents, investments, derivatives and certain other financial instruments with financial institutions. These financial institutions are located in different geographical regions and the Group's policy is designed to limit exposure to any one institutions. As part of its risk management processes, the Group performs periodic evaluations of the relative credit standing of the financial institutions.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FINANCIAL RISK MANAGEMENT (Continued)

        On December 15, 2015 Barclays bank and the Group signed an addendum to existing cross currency swap agreements. According to the terms of the addendum parties agreed to set credit exposure limits to one another, which permits to mitigate their credit risk by requiring other party to transfer collateral payments. As of December 31, 2016 and 2015 Barclays bank transferred to the Group collateral payments in the amounts of RUB 2.9 billion and RUB 6.9 billion, respectively.

        Concentrations of credit risk with respect to trade receivables are limited given that the Group's customer base is large and unrelated. Therefore management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables.

19. INCOME TAX

        Significant components of income tax expense for the year ended December 31, 2016, 2015 and 2014 was as follows:

	Year ended December 31,
	2016	2015	2014
Current income tax charge	15,177	11,865	9,478
Adjustments recognised for current tax of prior periods	98	284	32

Total current income tax:	15,275	12,149	9,510

Deferred tax	(137)	1,782	6,399

Income tax expense on continuing operations	15,138	13,931	15,909

        'Income tax expense on continuing operations' excludes the tax income from the discontinued operations of RUB 192 million, RUB 661 million and tax expense of RUB 75 million for the year ended December 31, 2016, 2015 and 2014, respectively; it has been included in 'profit / (loss) from discontinued operations' (Note 26).

        The statutory income tax rates in jurisdictions in which the Group operates for 2016, 2015 and 2014 were as follows: Russia and Armenia –20%, Ukraine –18%, Turkmenistan –8%, Czech

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. INCOME TAX (Continued)

Republic –19%. The Russian statutory income tax rate of 20% reconciled to the Group's effective income tax rate for the year ended December 31, 2016, 2015 and 2014 as follows:

	Year ended December 31,
	2016	2015	2014
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
Expenses not deductible for tax purposes	2.1	3.1	0.2
Settlements with tax authorities	0.1	0.5	0.6
Different tax rate of foreign subsidiaries	(0.5)	(0.8)	(1.1)
Earnings distribution from subsidiaries	0.2	(1.9)	4.3
Change in fair value of derivative financial instruments	0.3	(0.1)	1.7
Other	0.2	—	0.1

Effective income tax rate	22.4%	20.8%	25.8%

        As of December 31, 2016 and 2015 the Group reported the following deferred income tax assets and liabilities in the consolidated statement of financial position:

	December 31, 2016	December 31, 2015
Deferred tax assets	6,150	9,287
Deferred tax liabilities	(26,611)	(27,346)

Net deferred tax liabilities	(20,461)	(18,059)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2015 were as follows:

	January 1, 2015	Charged to profit/loss	Charged to other comprehensive income	Effect of acquisitions	December 31, 2015
Assets / (liabilities) arising from tax effect of:
Depreciation of property, plant and equipment	(13,419)	(2,586)	260	97	(15,648)
Other intangible assets	(6,698)	410	(166)	—	(6,454)
Potential distributions from / to Group's subsidiaries / associates	(5,633)	1,199	(304)	—	(4,738)
Licenses	(1,118)	(473)	(214)	—	(1,805)
Customer base	(905)	123	—	—	(782)
Accrued expenses for services	7,807	(39)	(109)	148	7,807
Lease obligations	1,879	472	—	—	2,351
Loss carryforward	441	718	41	687	1,887
Provision for investment in Delta Bank in Ukraine	925	33	(69)	—	889
Deferred connection fees	929	(231)	(59)	—	639
Hedge and other	(2,831)	(747)	855	518	(2,205)

Net deferred tax (liability) / asset	(18,623)	(1,121)	235	1,450	(18,059)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2016 were as follows:

	December 31, 2015	Charged to profit/loss	Charged to other comprehensive income	Effect of disposal	December 31, 2016
Assets / (liabilities) arising from tax effect of:
Depreciation of property, plant and equipment	(15,648)	(325)	(653)	(2,675)	(19,301)
Other intangible assets	(6,454)	(1,241)	29	572	(7,094)
Potential distributions from / to Group's subsidiaries / associates	(4,738)	203	548	—	(3,987)
Licenses	(1,805)	(431)	137	—	(2,099)
Customer base	(782)	122	—	—	(660)
Accrued expenses for services	7,807	(1,280)	(131)	(14)	6,382
Lease obligations	2,351	(152)	—	—	2,199
Loss carryforward	1,887	383	(49)	(304)	1,917
Provision for investment in Delta Bank in Ukraine	889	—	(236)	—	653
Deferred connection fees	639	(20)	(32)	(47)	540
Hedge and other	(2,205)	3,070	131	(7)	989

Net deferred tax liability	(18,059)	329	(256)	(2,475)	(20,461)

        The Group recognizes deferred income tax on future dividend distributions from foreign subsidiaries and associates which are based on cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations.

        The Group recognizes deferred tax assets in respect of tax losses carried forward to the extent that realization of tax losses against future taxable profit is probable. Deferred tax assets related to tax losses of the Group's subsidiaries are recognized based on the fact that certain tax planning opportunities are available to these subsidiaries that will create taxable profit in the period in which the unused tax losses can be utilized. The amount of the deferred tax asset considered realizable, however, could be remeasured if estimates of future taxable income are changed.

        Federal law #401-FZ dated November 30, 2016 allowed for the indefinite carry forward of tax losses, whereas this was restricted to 10 years. Also the law specified that tax base for the years 2017-2020 may not be reduced by tax losses carried forward for the amount exceeding 50% of the

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. INCOME TAX (Continued)

base.The following table summarizes the Group's balances for recognized tax losses carried forward as of December 31, 2016 and 2015:

	As of December 31, 2016		As of December 31, 2015
	Operating losses	Tax losses	Operating losses	Tax losses
Recognized tax losses carried forward	9,586	1,917	13,143	1,887

	9,586	1,917	13,143	1,887

        Temporary differences relating to tax losses, for which deferred tax assets were not recognized in the consolidated statement of financial position as of December 31, 2016 and 2015 amounted to RUB 8,307 million and RUB 11,407 million, respectively.

        The Group accrued following amounts for uncertain income tax positions as component of income tax payable:

	December 31, 2016	December 31, 2015
Uncertain income tax positions	756	551

        Generally, uncertain income tax positions were originated from results of tax audit.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. EARNINGS PER SHARE

        The following table sets forth the computation of earnings per share for the year ended December 31, 2016, 2015 and 2014:

	Year ended, December 31, 2016	Year ended, December 31, 2015	Year ended, December 31, 2014
Numerator:
Profit for the year from continuing operations attributable to the owners of the company	51,841	52,323	45,086
(Loss) / profit for the year from discontinued operations attributable to the owners of the company	(3,367)	(2,834)	6,220
Denominator, in thousands:
Weighted-average ordinary shares outstanding	1,989,282	1,988,728	1,988,757
Employee stock options	1,412	1,468	1,221

Weighted-average diluted shares outstanding	1,990,694	1,990,196	1,989,978

Earnings per share—basic, RUB	24.37	24.88	25.80
Basic EPS from continuing operations	26.06	26.31	22.67
Basic EPS from discontinued operations	(1.69)	(1,43)	3.13
Earnings per share—diluted, RUB	24.35	24.87	25.78
Diluted EPS from continuing operations	26.04	26.29	22.66
Diluted EPS from discontinued operations	(1.69)	(1.42)	3.12

21. RELATED PARTIES

        Related parties of the Group include entities under common ownership with the Group, affiliated companies and associated companies (see Note 7).

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. RELATED PARTIES (Continued)

        Accounts receivable from and accounts payable to related parties were as follows:

	December 31, 2016	December 31, 2015
Accounts receivable:
Business Nedvizhimost, a subsidiary of Sistema	3,693	7,511
MTS Belarus, the Group's associate	2,273	1,226
MTS Bank, the Group's associate	1,726	693
Sitronics KASU, subsidiary of Sistema	51	93
Sistema, the parent company	46	20
Other related parties	305	118

Total accounts receivable, related parties	8,094	9,661

Less non-current portion	(3,693)	(3,335)
Accounts receivable, related parties—current	4,401	6,326

Accounts payable:
MTS Belarus, the Group's associate	491	380
Maxima, a subsidiary of Sistema	184	212
MTS Bank, the Group's associate	134	410
Sitronics KASU, subsidiary of Sistema	36	407
Business Nedvizhimost, a subsidiary of Sistema	32	36
Rent-Nedvizhimost, a subsidiary of Sistema	—	87
Sitronics Smart Technology, a subsidiary of Sistema	—	68
Other related parties	137	209

Total accounts payable, related parties	1,014	1,809

        As of December 31, 2016, the outstanding balances of related parties' transactions were unsecured. There have been no guarantees issued or received in respect to any related party receivables or payables.

        As of December 31, 2016 and 2015 Group had no impairment as well as expenses recognized during years ended December 31, 2016, 2015 and 2014 in respect to bad or doubtful debts from related parties.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. RELATED PARTIES (Continued)

        For the year ended December 31, 2016, 2015 and 2014, operating transactions with related parties were as follows:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Revenues from related parties:
MTS Bank, the Group's associate (telecommunications and call center services, commission)	900	588	787
MTS Belarus, the Group's associate (roaming and interconnect services)	276	266	269
Medsi Group, subsidiaries of Sistema (telecommunications and call center services)	242	113	83
Management Company, Segezha Group, a subsidiary of Sistema (software supply)	149	—	—
Detskii Mir, subsidiary of Sistema (connection services)	129	64	39
Sistema, parent company (consulting services)	83	61	1
ZTV, Group's associate (software supply)	55	3	—
Sitronics KASU, subsidiaries of Sistema (project management, software support)	40	8	1
NVision Group, a former subsidiary of Sistema (fixed line services)	—	119	82
Stream, a former Group's associate (SMS notifications)	—	141	29
Other related parties	304	121	81

Total revenues from related parties	2,178	1,484	1,372

Operating expenses / (income) incurred on transactions with related parties:
Maxima, a subsidiary of Sistema (advertising)	1,018	1,351	1,575
MTS Bank, the Group's associate (commission related (income)/expenses)	347	61	(406)
Rent-Nedvizhimost, a subsidiary of Sistema (Rent)	308	776	—
AB Safety, a subsidiary of Sistema (security services)	271	212	292
Business-Nedvizhimost, a subsidiary of Sistema (Rent)	246	224	128
Jet Air Group, subsidiaries of Sistema (aircraft maintenance)	183	180	127
MTS Belarus, the Group associate (roaming and interconnect services)	161	394	395
Elavius, a subsidiary of Sistema (transportation services)	159	328	399
Inturavtoservis, subsidiary of Sistema (transport services)	124	44	42
Stream, a former Group associate (content services)	—	2,132	1,395
NVision Group, a former subsidiary of Sistema (IT consulting)	—	575	846
Other related parties	297	301	285

Total operating expenses incurred on transactions with related parties	3,114	6,578	5,078

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. RELATED PARTIES (Continued)

        The Group provides advances and holds certain investments in related parties which are summarized as follows:

	December 31, 2016	December 31, 2015
Advances for property, plant and equipment:
Kapstroi Telecom, a subsidiary of Sistema	186	—
Intellect Telecom, a subsidiary of Sistema	—	421
Other related parties	1	15

Total advances for property, plant and equipment	187	436

Short-term investments
Sistema-Capital, a subsidiary of Sistema (assets management)	3,721	—
Promissory notes of Sistema	574	—
Promissory notes of Intellect Telecom, a subsidiary of Sistema	230	—
Loan receivable from Intellect Telecom, a subsidiary of Sistema	72	—
Sistema International Funding S.A. Bonds due in 2019, a subsidiary of Sistema	65	75
Deposits at MTS Bank, the Group's associate	33	128
Sistema Notes due in 2016 (series 04)	—	191
Other loans receivable	—	81

Total short-term investments in related parties	4 695	475

Other investments
Loan receivable from MTS Bank, the Group's associate (see note 29)	2,116	2,100
Promissory notes of Sistema	—	528
Loan receivable from Intellect Telecom, a subsidiary of Sistema	—	67
Other	60	26

Total other investments to related parties	2,176	2,721

Other investments in shares
Sistema Venture Capital, a subsidiary of Sistema	117	117
Other	32	40

Total investments in shares of related parties	149	157

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. RELATED PARTIES (Continued)

        Finance income, which arose from investment transactions with related parties for the year ended December 31, 2016, 2015 and 2014 was the following:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Finance income from related parties:
MTS Bank, the Group associate	285	447	654
Business Nedvizhimost, a subsidiary of Sistema	491	346	—
Sistema-Capital, a subsidiary of Sistema (assets management)	128	—	—
Sistema, parent company	53	188	135
Other related parties	28	86	15

Total finance income from related parties	985	1,067	804

        Public Joint-Stock Company "MTS Bank" ("MTS Bank")—The Group has a loan agreement and maintains certain bank accounts with MTS Bank, an associate of the Group. As of December 31, 2016 and December 31, 2015, the Group's cash position at MTS Bank amounted to RUB 5,638 million and RUB 2,564 million, respectively, including short-term deposits in the amount of RUB 532 million and RUB 323 million, respectively.

        Sistema—In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to date under an agreement with Sistema-Hals. The note is interest free and repayable in 2017. As of December 31, 2016 and December 31, 2015 the amount receivable of RUB 574 million and RUB 528 million, respectively, was included in short-term and other investments in the accompanying consolidated statements of financial position.

        In October 2014, the Group acquired 2,501,350 Sistema Notes due 2016 (series 04) and 1,000 Sistema International Funding S.A. Bonds due in 2019 for RUB 519 million and RUB 32 million, respectively. The acquired bonds were classified as available for sale and accounted for at fair value with changes recognized in other comprehensive income. In March 2015 and May 2015 upon scheduled redemption, the Group received principal and coupon in the amount of RUB 409 million. In March 2016 the Group received principal and coupon of Sistema Notes due 2016 (series 04) in the amount of RUB 201 million.

        Business Nedvizhimost—In February 2015 and further in May 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost, subsidiary of Sistema, for RUB 8,500 million in total.

        As of December 31, 2016 accounts receivable amounted to RUB 3,693 million due before December 31, 2018 and bears interest of 12% p.a. As of December 31, 2015 accounts receivable amounted to RUB 7,511 million.

        NVision Group—In December 2015 the Group completed acquisition of shares of NVision Group excluding several non-core subsidiaries (see Note 4).

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. RELATED PARTIES (Continued)

        During the year ended December 31, 2014 the Group acquired from NVision Group, telecommunication equipment, software and billing systems (FORIS) for approximately RUB 9,819 million and incurred expenses under an IT consulting agreement in the amount of RUB 846 million.

        Sistema-Capital—In April 2016 the Group entered into trust agreement with the asset management company Sistema-Capital. As of December 31, 2016 the balance of assets under trust management amounted to RUB 3,721 million.

        Remuneration of key management personnel—Key management personnel of the Group are members of the Board of Directors and Management Board. During the year ended December 31, 2016, 2015 and 2014, their total remuneration amounted to RUB 760 million, RUB 835 million and RUB 694 million, respectively. These amounts comprised RUB 470 million, RUB 514 million and RUB 402 million in base salaries and RUB 290 million, RUB 321 million and RUB 292 million in bonuses paid pursuant to a bonus plan, respectively.

        Management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued during the year ended December 31, 2016, 2015 and 2014 amounted to RUB 481 million, RUB 175 million and RUB 158 million, respectively.

22. STOCKHOLDERS' EQUITY

        Share capital (ordinary shares)—The Group had 1,998,381,575 and 2,066,413,562 authorized ordinary shares with par value 0.1 RUB as of December 31, 2016 and 2015 respectively. Preferred shares have not been issued. In 2016 annual general meeting of shareholders approved the decrease in share capital by cancelling 68,031,987 treasury shares.

        As of December 31, 2016, the total shares in treasury stock comprised 11,482,047, and 1,986,899,528 shares were outstanding. As of December 31, 2015, the total shares in treasury stock comprised 77,521,163, and 1,988,892,399 shares were outstanding.

        Mobile TeleSystems' Level III American Depositary Shares (ADS) were successfully placed during the Company's initial public offering on the New York Stock Exchange on June 30, 2000. Each ADS represents 2 ordinary shares. As of December 31, 2015 the Group repurchased 33,997,667 ADSs, which were used to decrease the Group's charter capital in 2016.

        MTS ordinary shares have been traded on the Moscow Exchange (previously, Moscow Interbank Currency Exchange (MICEX)) since October 2003 under the ticker symbol MTSI.

        In 2016, the Group launched a Tender Offer, aiming to return cash of up to RUB 4,935 million to the holders of ordinary shares and ADS. Through the Tender Offer, as of December 31, 2016, the Group has repurchased 3,060,409 ordinary shares for RUB 747 million (including 1,550,495 ordinary shares purchased from Sistema for RUB 335 million).

Nature and purpose of reserves

        Additional paid in capital reserve is used to recognize equity-settled share-based payment transactions, results of capital transactions under common control; changes in ownership interest in

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. STOCKHOLDERS' EQUITY (Continued)

subsidiaries that do not result in gain/loss of control; the excess of cash received over the acquisition cost of treasury shares.

        Foreign currency translation reserve is used to record exchange differences arising from the translation of foreign subsidiaries financial statements from functional to presentation currency.

        Investments revaluation reserve is used to record the accumulated impact of derivatives designated as cash flow hedges and revaluation of investments available for sale.

        Remeasurements of the net defined benefit liability is used to recognize actuarial gains and losses related to the pension program set for employees of the Group's subsidiary MGTS.

        The following table represents roll forward of reserves balances for the years ended December 31, 2016, 2015 and 2014:

	Foreign currency translation reserve	Investments revaluation reserve	Remeasurements of the net defined benefit liability
Balances at January 1, 2014	—	1,604	129

Other comprehensive income / (loss) for the year	8,803	(10,804)	278
Less: tax benefit	—	1,801	—
	—	—	—
Amounts reclassified to profit for the year	—	14,002	—
Less: tax expense	—	(2,335)	—
	—	—	—
Net other comprehensive income for the year	8,803	2,664	278

Balances at December 31, 2014	8,803	4,268	407

Other comprehensive income for the year	835	3,253	86
Less: tax expense	—	(542)	—
Amounts reclassified to profit for the year	—	(7,121)	—
Less: tax benefit	—	1,187	—
Net other comprehensive income / (loss) for the year	835	(3,223)	86

Balances at December 31, 2015	9,638	1,045	493

Other comprehensive (loss) / income for the year	(13,970)	(11,324)	50
Less: tax benefit	—	2,219	—
Amounts reclassified to profit for the year	(2,086)	9,897	—
Less: tax expense	—	(1,992)	—
Net other comprehensive (loss) / income for the year	(16,056)	(1,200)	50

Balances at December 31, 2016	(6,418)	(155)	543

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. STOCKHOLDERS' EQUITY (Continued)

Non-controlling interest

        In the years ended December 31, 2016, 2015 and 2014 two Group subsidiaries that are material to the Group, MGTS Group and UMS (prior to disposal), had non-controlling interests.

        The summarised financial information of MGTS Group is presented as follows:

	Year ended December 31,
	2016	2015	2014
Non-controlling interest opening balance	(5,191)	(4,399)	(3,970)
Profit for the year attributable to non-controlling interest	(727)	(782)	(636)
Dividends to non-controlling interest	1,120	257	356
Other	11	(267)	(149)
Non-controlling interest closing balance	(4,787)	(5,191)	(4,399)

	December 31
	2016	2015
Current assets	25,301	15,609
Non-current assets	50,130	67,364
Current liabilities	(7,653)	(6,989)
Non- current liabilities	(7,965)	(8,454)

	Year ended December 31,
	2016	2015	2014
Revenue, gross of intercompany	(40,210)	(41,144)	(42,648)
Profit for the year, gross of intercompany	(12,167)	(13,322)	(11,388)

        The summarised financial information of UMS is presented as follows (please see also Note 26):

	December 31
	2016	2015
Current assets	—	1,614
Non-current assets	—	7,620
Current liabilities	—	(2,166)
Non- current liabilities	—	(4,709)
Non- controlling interest	—	(3,042)

Dividends

        As a leading telecommunications group with a home base in developing markets, MTS' primary need is to maintain sufficient resources and flexibility to meet financial and operational requirements. At the same time, the Group continually seeks ways to create shareholder value through both its commercial and financial strategies, including organic and non organic development as well as the Group's capital management practices.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. STOCKHOLDERS' EQUITY (Continued)

        MTS continues to include dividend payments as part of its commitment to maximizing shareholder value. Decisions on dividends are proposed by the Board of Directors and voted upon thereafter at a general meeting of shareholders. In determining the Company's dividend payout, the Board of Directors considers a variety of factors, including:

  •
  Macroeconomic factors and levels of competitiveness in core markets,

  •
  Cash flow from operations,

  •
  The outlook for earnings growth,

  •
  Capital expenditure requirements,

  •
  Potential acquisition opportunities,

  •
  The state of capital markets and the Group's liquidity position, and

  •
  The Group's overall debt position.

        In 2016, the Board of Directors approved a dividend policy for the calendar years 2016 - 2018, committing to a minimum cumulative dividend payout of RUB 20.0 per ordinary share through two semi-annual payments. In addition, the Group will aim for a target payout of RUB 25.0 - 26.0 per ordinary share in each calendar year.

        The Group may take decisions on dividend payout based not only on annual results but also on interim results for three, six or nine months of the fiscal year. Annual and interim dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

        In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in Russian Rubles, after certain deductions. The net income of MTS PJSC for the years ended December 31, 2016, 2015 and 2014 that is distributable under Russian legislation totaled RUB 50,659 million, RUB 6,590 million and RUB 28,159 million, respectively.

        The following table summarizes the Group's declared cash dividends for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Dividends declared (including dividends on treasury shares of 220, 1,950 and 1,922 respectively)	51,958	52,011	51,247
Dividends, RUB per ADS	52.00	50.34	49.60
Dividends, RUB per share	26.00	25.17	24.80

        As of December 31, 2016 and 2015 dividends payable were RUB 87.0 and 32.0 million, respectively, and included in the trade and other payables within the statement of financial position.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses for the year ended December 31, 2016, 2015 and 2014 comprised the following:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Salaries and social contributions	44,347	40,026	36,990
Advertising and marketing expenses	10,480	9,543	8,399
Utilities and maintenance	9,092	6,817	6,017
General and administrative expenses	7,007	6,762	7,024
Dealers commission	6,740	8,960	10,752
Taxes other than income tax	3,806	1,970	5,897
Universal service fund	3,412	3,441	3,379
Cash collection commission	3,311	2,906	2,832
Consulting expenses	1,618	2,392	2,189
Billing and data processing	1,485	1,829	2,056
Other	2,748	2,694	2,560

Total	94,046	87,340	88,095

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

24. FINANCE INCOME AND COSTS

        Finance income and costs for the year ended December 31, 2016; 2015 and 2014 comprised the following:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Interest expense:
—Loans and notes	22,982	25,154	16,287
—Amortization of debt issuance costs	683	732	647
—Finance lease obligations	855	756	370
—Provisions: unwinding of discount	94	77	182

Total interest expense	24,614	26,719	17,486

Loss / (gain) on financial instruments	25	210	(142)
Other finance costs(2)	2,885	378	698

Total finance costs	27,524	27,307	18,042

Less: amounts capitalized on qualifying assets(1)	(388)	(885)	(790)
Finance costs	27,136	26,422	17,252
Finance income on loans and receivables
—Interest income on bank deposits	4,277	7,187	3,960
—Interest income on loans	510	728	433
—Other finance income	486	453	126
Finance income	5,273	8,368	4,519

Net finance costs	21,863	18,054	12,733

(1)
The annual weighted average capitalization rates of 8.3%, 8.3% and 7.44% were used to determine the amount of capitalized interest for the years ended December 31, 2016, 2015 and 2014, respectively.

(2)
Including repurchase of MTS International Notes

25. SEGMENT INFORMATION

        Management analyzes and reviews results of the Company's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. MTS Group's management evaluates the segments' performance based on revenue and operating profit, excluding depreciation and amortization. Management does not analyze assets or liabilities by reportable segments.

        The Group identified the following reportable segments:

        Russia convergent:    represents the results of mobile and fixed line operations, which encompasses services rendered to customers across regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services and retail operations.

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

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, System Integrator, Sputnikovoe TV and Belarus.

        In 2016, the Group ceased presenting Russia convergent and System Integrator as one reportable segment. Management has come to a conclusion that disaggregation may assist users of the financial statements better understand the Group's performance. Related financial information has, therefore, been retrospectively restated.

        System Integrator includes NVision Group and SITRONICS Telecom Solutions, Ukraine, which develop and supply unique solutions and services in Russia's and Ukraine's information technology market.

        The results of operations of UMS are reported as discontinued operations in the accompanying consolidated statements of profit or loss for all periods presented. The segment reporting for the years ended December 31, 2015 and 2014 was restated accordingly. The consolidated statement of financial position is not required to be retrospectively restated with respect to discontinued operations and therefore as of December 31, 2015 statement of financial position captions in the "Other" category of the following presentation include UMS.

        The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

        Financial information by reportable segments is presented below:

Year ended December 31, 2016:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	358,750	34,796	27,026	420,572	14,995	125	435,692
Intersegment	4,928	4,871	2,161	11,960	10,394	(22,354)	—

Total revenue	363,678	39,667	29,187	432,532	25,389	(22,229)	435,692

Operating profit	82,374	10,850	3,599	96,823	2,717	(11,871)	87,669
Depreciation and amortization	60,285	10,900	6,304	77,489	4,207	(114)	81,582
Other disclosure:
Capital expenditures	61,455	7,316	7,666	76,437	3,748	—	80,185

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. SEGMENT INFORMATION (Continued)

Year ended December 31, 2015:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	353,167	34,770	25,590	413,527	12,957	155	426,639
Intersegment	4,351	4,836	2,604	11,791	4,102	(15,893)	—

Total revenue	357,518	39,606	28,194	425,318	17,059	(15,738)	426,639

Operating profit	82,691	13,737	4,715	101,143	2,272	(9,492)	93,923
Depreciation and amortization	61,266	7,715	5,199	74,180	3,732	(69)	77,843
Other disclosure:
Capital expenditures	64,364	9,303	19,955	93,622	5,099	—	98,721

Year ended December 31, 2014:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	336,099	35,938	29,088	401,125	9,476	77	410,678
Intersegment	4,633	4,886	3,722	13,241	1,541	(14,782)	—

Total revenue	340,732	40,824	32,810	414,366	11,017	(14,705)	410,678

Operating profit	86,310	13,568	3,409	103,287	5,683	(9,112)	99,858
Depreciation and amortization	57,647	7,609	6,779	72,035	2,760	(61)	74,734
Other disclosure:
Capital expenditures	85,786	13,649	5,103	104,538	8,234	—	112,772

        The consolidated operating profit is reconciled to the consolidated profit before tax on the face of the consolidated statement of profit or loss.

        Financial information by geographic areas is presented below:

	For the year ended December 31,
Revenue	2016	2015	2014
Russia	396,531	388,504	372,080
Other	39,161	38,135	38,598

Total revenue	435,692	426,639	410,678

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. SEGMENT INFORMATION (Continued)

Non-current assets(1)	As of December 31, 2016	As of December 31, 2015
Russia	341,585	347,173
Other	40,069	64,553

Total non-current assets:	381,654	411,726

(1)
Comprises property, plant and equipment, goodwill and other intangible assets.

        Revenues from external customers and non-current assets are allocated to individual countries based on location of operations. No single customer represents 10% or more of the consolidated revenue.

26. OPERATIONS IN UZBEKISTAN

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

        Uzdunrobita paid two scheduled installments in November and December 2012 totaling approximately RUB 4,583.4 million. On January 14, 2013, further to its partial payment of the third installment due in January 2013 totaling approximately RUB 481 million and constituting the remaining amount of cash held in its bank accounts, then Uzdunrobita filed a petition with the Tashkent Economic Court for voluntary bankruptcy on the grounds of its inability to meet further payment obligations.

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

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated a liquidation process. Uzdunrobita was later liquidated. As a result the Group lost control over the subsidiary and deconsolidated Uzdunrobita. Uzdunrobita was later liquidated.

        In 2012, the Group filed a claim against the Republic of Uzbekistan with the International Center for Settlement of Investment Disputes ("ICSID"), part of the World Bank Group, in Washington, D.C.

        On July 31, 2014, MTS and the Republic of Uzbekistan signed a settlement agreement (the "Settlement Agreement") on the basis of which MTS to reentered the market of Uzbekistant. A joint

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. OPERATIONS IN UZBEKISTAN (Continued)

enterprise, Universal Mobile Systems LLC ("UMS"), was established with MTS holding a 50.01% in the charter capital of the entity, while the remaining 49.99% in UMS belonged to a state-owned unitary enterprise established and managed by the State Committee for Communications, Development of Information Systems and Telecommunications Technologies of the Republic of Uzbekistan. The Settlement Agreement was governed by English law and provided for resolution of any disputes arising out of the Settlement Agreement in the International Court of Arbitration under International Chamber of Commerce in Paris (ICC).

        On November 2014, ICSID discontinued international arbitration proceedings between MTS and the Republic of Uzbekistan following the submission of a joint application by both parties.

Universal Mobile Systems LLC ("UMS")

        On September 24, 2014, in accordance with the Settlement Agreement, the authorities of the Republic of Uzbekistan granted UMS 2G, 3G and LTE licenses, provided necessary frequencies and numbering capacity, fostered entrance into lease agreements for communication channels and issued all permissions required to UMS so it could operate and offer full telecommunications services throughout Uzbekistan. UMS has also received certain guaranties for investment protection and return of investments stipulated by the laws of the Republic of Uzbekistan. Independent appraisers hired by the Group determined the total fair value of UMS to be RUB 9,062 million as of the transfer date.

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

        The Group consolidated UMS starting from September 24, 2014, representing the date of transfer of ownership. Below is the summary of fair value allocation regarding the incentive arrangement:

Current assets	26
Property, plant and equipment	3,848
Other intangible assets	5,161
Other non-current assets	1,327
Current liabilities	(30)
Non-current liabilities	(25)
Non-controlling interest	(3,573)
Gain from re-entrance into Uzbekistan	(6,734)

Consideration paid	—

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. OPERATIONS IN UZBEKISTAN (Continued)

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

Disposal of UMS

        On August 5, 2016, the Group due to a variety of business reasons and other circumstances sold its 50.01% stake in UMS for USD 1 to another UMS shareholder—the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of The Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan.

        The results of UMS operations were reported as discontinued operations in the accompanying consolidated statements of profit or loss. The consolidated statements of financial position and consolidated statements of cash flows for all periods presented were not retrospectively restated on discontinued operations.

UMS's summary of financial information:

Results of discontinued operation

	For the year ended December 31,
	2016	2015	2014
Revenue	5,115	4,610	104
Expenses	(6,602)	(10,939)	(988)
Loss before tax	(1,487)	(6,329)	(884)
Income tax gain / (loss) (note 19)	192	661	(75)
Loss for the period	(1,295)	(5,668)	(959)
Loss on sale of discontinued operations	(2,726)	—	—
Gain from re-entrance into Uzbekistan	—	—	6,734
(Loss) / profit from discontinued operations	(4,021)	(5,668)	5,775
Loss attributable to non-controlling interests	(654)	(2,834)	(445)
(Loss) / profit to owners of the Company	(3,367)	(2,834)	6,220
Basic (loss) / earnings per share	(1.69)	(1.43)	3.13
Diluted (loss) / earnings per share	(1.69)	(1.42)	3.12

Cash flows from (used in) discontinued operation

	For the year ended December 31,
	2016	2015	2014
Net cash used in operating activities	(543)	(1,121)	(558)
Net cash used in investing activities	(1,253)	(2,195)	(1)
Net cash provided by financing activities	1,234	3,492	693

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. OPERATIONS IN UZBEKISTAN (Continued)

        As of August 5, 2016, the carrying amounts of UMS net assets and reconciliation of the loss on disposal were as follows:

Property, plant and equipment	(6,960)
Other intangible assets	(2,922)
Other non-current assets	(2,577)
Cash and cash equivalents	(378)
Other current assets	(1,359)
Non-current liabilities	5,113
Current liabilities	2,484
Non-controlling interest	1,787
Accumulated other comprehensive income	2,086
Consideration received	—
Loss on disposal of UMS	(2,726)

27. LIABILITY UNDER PUT OPTION AGREEMENT

        In September 2007, the Group acquired an 80% stake in International Cell Holding Ltd (ICH), the 100% indirect owner of K-Telecom, Armenia's mobile phone operator, and signed a call and put option agreement to acquire the remaining 20% stake. In 2016 ICH was liquidated and all its legal rights were assigned to Aramayo Investments Limited, a subsidiary of the Group. December 2010, the Group signed an amendment to the put and call option agreement. According to the amended option agreement, the price for the remaining 20% stake option will be determined by an independent investment bank subject to a cap of EUR 200 million. The put option can be exercised during the period from the next business day following the date of settlement of all liabilities under the loan agreement up to December 31, 2018. The call option can be exercised during the period from July 1, 2010 up to December 31, 2018. If both the call notice and the put notice are served on the same day then the put notice shall be deemed exercised in priority to the call notice. The liability under put option agreement amounted to RUB 2,243 million and RUB 2,925 million as of December 31, 2016 and December 31, 2015 respectively (Note 17).

28. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2016, the Group had executed purchase agreements of approximately RUB 26,448 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Operating leases—The Group has entered into non-cancellable agreements to lease space for telecommunications equipment, offices and transmission channels, which expire in various years up to 2066. Rental expenses under the operating leases of RUB 7,581 million, RUB 6,093 million and RUB 5,624 million for the years ended December 31, 2016, 2015 and 2014, respectively, are included in selling, general and administrative expenses in the accompanying consolidated statement of profit or loss. Rental expenses under the operating leases of RUB 18,955 million, RUB 19,549 million and RUB 17,638 million for the years ended December 31, 2016, 2015 and 2014, respectively, are included

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. COMMITMENTS AND CONTINGENCIES (Continued)

in cost of services in the accompanying consolidated statement of profit or loss. Future minimum lease payments due under these leases at December 31, 2016 are as follows:

Payments due in
2017	9,491
2018	918
2019	516
2020	301
2021	165
Thereafter	3,659

Total	15,050

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

        Generally, according to Russian and Ukrainian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2016, tax declarations of MTS PJSC and other subsidiaries in Russia and Ukraine for the preceding three fiscal years were open for further review.

        In 2016, the Russian tax authorities completed a tax audit of MTS PJSC for the years ended December 31, 2013 and 2012. Based on the results of this audit additional taxes, penalties and fines in the amount of RUB 586 million were accrued in the consolidated financial statements for the year ended December 31, 2016. The Group is preparing an appeal to the Federal Tax Service.

        Pricing of goods and services provided within the Group is subject to transfer pricing rules.

        Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements. However, the risk remains that the relevant tax authorities could take different positions with regard to interpretive issues and the effect could be significant.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. COMMITMENTS AND CONTINGENCIES (Continued)

        The Group assessed the following contingent liabilities in respect of additional tax settlements:

	December 31, 2016	December 31, 2015
Contingent liabilities for additional taxes other than income tax	354	419
Contingent liabilities for additional income taxes	2,588	413

        Licenses—In May 2007, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media awarded MTS a license to provide 3G services in Russia. The 3G license was granted subject to certain capital and other commitments.

        In July 2012, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media allocated MTS the necessary license and frequencies to provide LTE telecommunication services in Russia. Under the terms and conditions of the LTE license, the Group is obligated to fully deploy LTE networks within seven years, commencing from January 1, 2013, and deliver LTE services in each population center with over 50,000 inhabitants in Russia by 2019. Also, the Group is obligated to invest at least RUB 15 billion annually toward the LTE roll-out until the network is fully deployed.

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

        In accordance with the terms of the license, MTS-Ukraine also concluded agreements on conversion of provided frequencies with the Ministry of Defense of Ukraine, Ministry of Internal Affairs of Ukraine and State Service of Special Communications and Information Protection of Ukraine. As of December 31, 2015, MTS-Ukraine has paid UAH 358 million (RUB 865 million as of the payment date) for conversion of frequencies and is liable to pay UAH 267 million (RUB 596 million as of December 31, 2016) adjusted for the rate of inflation in the years 2017-2018.

        Management believes that as of December 31, 2016 the Group complied with conditions of aforementioned licenses.

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

        Potential adverse effects of economic instability and sanctions in Russia—In 2014 political and economic sanctions were introduced by the EU, US and other countries targeting certain Russian economic sectors. There is significant uncertainty regarding the extent and timing of further sanctions. Also, Russian Ruble has materially depreciated against the U.S. Dollar and Euro and ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% in

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. COMMITMENTS AND CONTINGENCIES (Continued)

December, 2014. The decline of Russian Ruble continued in 2015 and partly reversed in 2016. The Central Bank of Russia has decreased its key rate to 11% as of December 31, 2015 and further to 10% as of December 31, 2016. However, the key rate remains higher than in the beginning of the year 2014, when it was equal to 5.5%. Russia sovereign credit ratings also were decreased.

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

        Political and economic crisis in Ukraine—During the year ended December 31, 2014, a deterioration in the political environment of Ukraine has led to general instability, economic deterioration and armed conflict in eastern Ukraine. The deterioration has further exacerbated the country's already weak macroeconomic trends, which have led to reduced credit ratings, significant depreciation of its national currency and increased inflation. During 2014, the Ukrainian Parliament adopted a law allowing for the imposition of sanctions against countries, persons and companies deemed by the Ukrainian government to threaten Ukrainian national interests, national security, sovereignty or the territorial integrity of Ukraine. The National Bank of Ukraine ("NBU") passed a decree prohibiting Ukrainian companies to pay dividends to foreign investors. The decree was extended for a few times and its edition effective as of December 31, 2016 allows payment of dividends from the profit earned in 2014-2015, subject to certain restrictions. These circumstances, combined with continued political and economic instability in the country, could result in further negative impact on the Group's business including our financial position and results of operations.

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

        As of December 31, 2016, the Group held RUB 3,617 million in current accounts and deposits in Ukrainian banks.

        Anti-terror law—On July 7, 2016 a series of anti-terror laws (also known as "Yarovaya-Ozerov bundle of laws") was enacted by the signature of the President of Russia. In general terms, the laws mandate that operators store and record phone conversations, text messages of subscribers, images, sounds, video and other types of communications by telecommunications operators for defined periods of time. These requirements are to become effective starting July 1, 2018. Compliance with the laws

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. COMMITMENTS AND CONTINGENCIES (Continued)

may require the construction of additional storage, processing and indexing centers and a significant increase in the Group capital expenditures. This may adversely impact Group's financial indicators, in particular free cash flow.

        The requirements of the anti-terror laws are currently being reviewed and clarified. The Group will estimate the potential impact of the laws on the Group's consolidated financial statements, including additional provisions, when requirements and any obligations are sufficiently specified.

        Investigations into former operations in Uzbekistan—In March 2014, the Group received requests for the provision of information from the United States Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") relating to a currently conducted investigation of the Group's former subsidiary in Uzbekistan.

        In 2015, activities related to the Group's former operations in Uzbekistan have been referenced in a civil forfeiture complaints ("The Complaints"), filed by DOJ in the U.S. District Court, Southern District of New York (Manhattan), directed at certain assets of an unnamed Uzbek government official. The Complaints allege among other things that MTS and certain other parties made corrupt payments to the unnamed Uzbek official to assist their entering and operating in the Uzbekistan telecommunications market. The Complaints are solely directed towards assets held by the unnamed Uzbek official, and none of MTS's assets are affected by the Complaints.

        The Company continues to cooperate with these investigations. The Company cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant.

29. SUBSEQUENT EVENTS

        Tender Offer announcement—On January 17, 2017, the Group announced details of a tender offer (the "Tender Offer") to repurchase its ordinary shares (including shares represented by ADSs) for up to RUB 4,647 million and completed the repurchase in March 2017. Under the Tender Offer, the Group purchased a total of 16,022,364 shares at a price per share of RUB 290.00, for a total cost of RUB 4,646 million. Simultaneously, the Group purchased 16,038,892 shares from Sistema Finance under the Sistema Purchase Agreement for an aggregate purchase price of RUB 4,651 million.

        Early repayment of MTS Bank subordinated debt—In January 2017 MTS Bank, an associate of the Group, fully repaid its 10-year subordinated loan, received from the Group in September 2012 in the amount of RUB 2,100 million.

        Notes issuance—In February 2017 the Group issued Notes due 2022 at par value of RUB 10,000 million and coupon rate of 9.00%.