Form 20-F
period 2017-12-31
MOBILE TELESYSTEMS PJSC
filed 2018-04-27
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 1,129,245,695 ordinary shares, par value 0.10 Russian rubles each and 391,398,362 American Depositary Shares as of December 31, 2017.

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

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes: ☒    No: ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

            If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "we," "us," or "our" refer to Mobile TeleSystems Public Joint Stock Company and its subsidiaries; (ii) "Vodafone Ukraine" and "VF Ukraine" are to Private Joint Stock Company "Vodafone Ukraine" (formerly PJSCMTS Ukraine); (iii) "Uzdunrobita" is to our former subsidiary in Uzbekistan, which was deconsolidated in 2013; (iv) "MTS-Turkmenistan" our Turkmenistan subsidiary and "BCTI" are to Barash Communication Technologies, Inc., our former Turkmenistan subsidiary; (v) "Comstar" or "Comstar-UTS" are to COMSTAR—United TeleSystems, our former fixed line subsidiary, which was merged into MTS PJSC in 2011; (vi) "MGTS" is to Public Joint Stock Company Moscow City Telephone Network, our Moscow public switched telephone network ("PSTN") fixed line subsidiary; and (vii) "MTS-Armenia," "K-Telecom" or "VivaCell-MTS" are to our Armenian subsidiary; and (viii) "UMS" is to Universal Mobile Systems LLC, our former subsidiary in Uzbekistan which was deconsolidated in 2016; (ix) NVision our subsidiaries which provides integration services and (x) "Sistema" is to Sistema Public Joint Stock Financial Corporation, our majority shareholder. We refer to Mobile TeleSystems LLC, our 49% owned equity investee in Belarus, as "MTS Belarus." We refer to MTS Bank PJSC, our 26.6% owned equity investee as "MTS Bank." As MTS Belarus and MTS Bank are equity investees, our revenues and subscriber data do not include MTS Belarus and MTS Bank.

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

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2013	33.47	29.93	31.98	32.73
2014	67.79	32.66	39.34	56.26
2015	72.88	49.18	60.96	72.88
2016	83.59	60.27	67.03	60.66
2017	60.75	55.85	58.35	57.60

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2017	60.74	58.93
August 2017	60.75	58.53
September 2017	58.55	57.00
October 2017	58.32	57.09
November 2017	60.25	58.09
December 2017	59.29	57.47
January 2018	57.60	55.83
February 2018	58.17	55.67
March 2018	57.76	56.37

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 27, 2018 was 62.60 rubles per U.S. dollar.

iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the "U.S. Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"). The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, risks and their assessment, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        MTS desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "predict," "plan," "may," "should," "could" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Organizational Structure—B. Business Overview," "Item 5. Operating and Financial Review and Prospects," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" and include statements regarding:

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

        Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided selected financial information for four fiscal years ended December 31, 2017, 2016, 2015 and 2014 as presented under IFRS.

        The selected financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2017	2016	2015	2014
	Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios
Consolidated statements of profit or loss data:
Services revenue	390,761	386,486	386,159	381,143
Sales of goods	52,150	49,206	40,480	29,535

Total operating revenues	442,911	435,692	426,639	410,678
Operating expenses:
Cost of services	123,779	130,158	126,805	119,053
Cost of goods	45,623	45,574	36,555	25,445
Selling, general and administrative expenses	95,186	94,046	87,340	88,095
Depreciation and amortization	79,912	81,582	77,843	74,734
Operating share of the profit of associates	(3,210)	(3,115)	(3,456)	(3,459)
Provision for investment in distressed Ukrainian banks	—	—	1,698	5,138
Impairment of non-current assets	3,775	—	3,516	—
Other expenses/ (income)(1)	1,746	(222)	2,415	1,814

Operating profit	96,100	87,669	93,923	99,858

Finance income	(5,548)	(5,273)	(8,368)	(4,519)
Finance costs	26,064	27,136	26,422	17,252
Currency exchange loss/(gain)	(1,301)	(3,241)	6,154	17,926
Non-operating share of the loss of associates	436	1,287	3,780	6,537
Change in fair value of financial instruments	(110)	(166)	(1,014)	95
Other expenses/(income), net	992	317	(54)	937
Profit before tax	75,567	67,609	67,003	61,630

Income tax expense	18,977	15,138	13,931	15,909

Profit for the period from continuing operations	56,590	52,471	53,072	45,721

(Income)/Loss from discontinued operations, net of tax	—	4,021	5,668	(5,775)

Profit for the period	56,590	48,450	47,404	51,496

	Years Ended December 31,
	2017	2016	2015	2014
	Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios
Attributable to:
Owners of the company	56,042	48,474	49,489	51,306
Non-controlling interests	548	(24)	(2,085)	190
Dividends declared(2)	51,958	51,958	52,011	51,247
Earnings per share, basic, RUB	28.68	24.37	24.88	25.80
Earnings per share, diluted, RUB	28.66	24.35	24.87	25.78
Earnings per share from continuing operations, basic, RUB	28.68	26.06	26.31	22.67
Earnings per share from continuing operations, diluted, RUB	28.66	26.04	26.29	22.66
Earnings per share from discontinued operations, basic, RUB	—	(1.69)	(1.43)	3.13
Earnings per share from discontinued operations, basic and diluted, RUB	—	(1.69)	(1.42)	3.13
Annual Dividends declared per share, RUB	26.00	25.99	25.17	24.80
Semi—annual Dividends declared per share, RUB	10.4	11.99	5.61	6.20
Number of common shares outstanding	1,912,042,419	1,986,899,529	1,988,892,399	1,988,912,130
Weighted average number of common shares outstanding—basic	1,953,778,999	1,989,281,930	1,988,728,000	1,988,757,022
Weighted average number of common shares outstanding—diluted	1,955,558,196	1,990,693,983	1,990,195,552	1,989,977,971
Consolidated statement of cash flows data:
Cash provided by operating activities	144,640	130,565	144,088	158,979
Cash used in investing activities	(81,510)	(57,302)	(145,356)	(105,008)
(of which capital expenditures)(3)	(76,431)	(86,149)	(106,537)	(91,929)
Cash used in financing activities	(50,445)	(83,038)	(27,595)	(33,212)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	81,343	27,127	83,304	71,352
Property, plant and equipment, net	263,063	272,841	302,662	299,023
Total assets	551,070	544,470	653,378	599,304
Total debt (long-term and short-term)(4)	303,570	284,320	345,869	289,965
Total shareholders' equity	124,205	143,948	168,371	178,622
Common stock less treasury stock	(22,444)	(548)	(24,261)	(24,257)
Financial ratios (end of period):
Total debt/total capitalization(5)	71.0%	66.8%	67.3%	61.9%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	179%	179%	176%	168%
Mobile penetration in Ukraine (end of period)	131%	136%	134%	136%
Mobile subscribers in Russia (end of period, thousands)(7)	78,291	80,032	77,277	74,562
Mobile subscribers in Ukraine (end of period, thousands)(7)	20,805	20,856	20,431	20,221
Overall market share in Russia (end of period)	31%	31%	31%	31%
Overall market share in Ukraine (end of period)	36%	36%	35%	34%

(1)
"Operating expenses" consist mainly of allowance for doubtful accounts, gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

(2)
Dividends declared in each of the years ended December 31, 2014, 2015, 2016 and 2017 consisted of dividends in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2013, 2014, 2015 and 2016, respectively) and semiannual dividends in respect of the current fiscal year (RUB 12,812 million, RUB 11,592 million, RUB 23,961 million and RUB 20,783 million, respectively). Amounts include dividends on treasury shares RUB 1,996 million, RUB 435 million, RUB 220 and RUB 1,319 million in respect of the years ended December 31, 2014, 2015, 2016 and 2017, respectively. At a meeting held on April 11, 2018, the Board recommended that an annual general meeting of shareholders approve annual dividends of RUB 23.4 per ordinary MTS share (RUB 46.8 per ADS), or a total of approximately RUB 46.76 billion, based on the full-year 2017 financial results.

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

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation, Ukraine and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, social, regulatory, tax and political risks.

        Investors in emerging markets such as the Russian Federation, Armenia, Ukraine, Turkmenistan, Belarus and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases, significant legal, economic, social, regulatory, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation, Ukraine and other CIS countries are subject to rapid change and that the information set out herein may become outdated relatively quickly.

        There is a number of risks associated with investing in emerging markets, including the following:

  •
  instability of emerging markets (for more information, see "—Risks Relating to Economic Risks in Our Countries of Operation" and "—Legal Risks and Uncertainties");

  •
  high volatility of national currencies (for more information, see "—Risks Relating to our Financial Condition");

  •
  possible geopolitical disputes (for more information, see "—Political and Social Risks"); and

  •
  possible liquidity constraints (for more information, see "—Risks Relating to Economic Risks in Our Countries of Operation" and "—Risks Relating to our Financial Condition").

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

        The telecommunications industry is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The mobile telecommunications industry in Russia is also experiencing significant technological change, as evidenced by the introduction in recent years of new standards for radio telecommunications, such as Wi-Fi, Worldwide Inter-operability for Microwave Access ("Wi-Max"), Enhanced Data Rates for Global Evolution ("EDGE"), Universal Mobile Telecommunications System ("UMTS"), and Long Term Evolution ("LTE"), as well as ongoing improvements in the capacity and quality of communications, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face and it is possible that existing, proposed or as yet undeveloped technologies will become dominant in the future and render the technologies we use less profitable or even obsolete. New products and services that are more commercially effective than our products and services may also be developed. Furthermore, we may not be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology.

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

        Generally, increased levels of competition, including from the potential entry of new mobile operators, government-backed operators, mobile virtual network operators and alternative fixed line operators in the markets where we operate, as well as the strengthening of existing operators, increased use of Internet protocol telephony and other services, provided via the internet, may adversely affect our ability to keep the level of revenue which we receive from our operations on the telecom market. This in turn could result in reduced operating margins and a loss of market share, as well as necessitating different pricing, service or marketing policies, which may have a material adverse effect on our business, financial condition and results of our operations.

Competition in the Russian market

        Our principal wireless competitors in Russia are Public Joint Stock Company "Vimpel-Communications" ("VimpelCom"), Public Joint Stock Company MegaFon ("MegaFon"), as well as the federal cellular operator established in 2014 by the combination of Tele2 Russia and the mobile assets of Public Joint Stock Company Long-Distance and International Telecommunications "Rostelecom" ("Rostelecom"). We also face competition from several regional operators.

        In addition, we face competition in the fixed line telecommunications business, in particular from Rostelecom. Mass media reported that Rostelecom was determined by the Governmental Decree to be the only provider of Internet services for state and commercial medical institutions. It was also reported that Rostelecom may be the only provider of telecommunications services except mobile communications services for federal state institutions. Implementation of these Decrees requirements could have a material adverse effect on our business and results of operations.

        See also "—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins" below.

Competition in the foreign markets of our operation

        The Association Agreement with the European Union signed by Ukraine, which came into force on September 1, 2017, may adversely affect our business, financial condition and results of operations due to a possible increase in competition. The implementation of the Association Agreement requires the harmonization of Ukrainian legislation and the adoption of certain EU regulations on telecommunications services. In this regard, no assurance can be given as to the exact nature of the intended changes, their potential implementation and possible impact on our business.

        In Ukraine, competition in the markets within which we operate has been affected by the launch of 3G/UMTS services. Through cooperation with Vodafone, MTS Ukraine has started operating in Ukraine under the Vodafone brand. The competitive situation in Ukraine may be further affected by (i) the planned introduction of a mobile number portability service ("MNP"), although the terms of its implementation still remain unknown (interestingly, the regulatory framework for MNP has already been implemented in Russia); (ii) the launch of LTE networks; (iii) the possible emergence of new virtual mobile network operators in the market (for instance, Europe's largest virtual operator, Lyca Mobile, provides communication services in Ukraine on the basis of the TriMob network); and (iv) the regulator's plans to reduce tariffs for international roaming.

        In Belarus, our associate, MTS Belarus, faces increasing competition and aggressive pricing from Best CJSC, a subsidiary of System Capital Management and Turkcell Iletisim Hizmetleri A.S. ("Turkcell"), which operates in Belarus under the "life:)" brand. Additionally, in 2011, the government of Belarus announced its intention to hold a public tender to privatize a 51% stake in MTS Belarus with an opening price of approximately USD 1 billion. The public tender was scheduled to be held on December 23, 2011 but was cancelled due to a lack of bidders. The latest attempt to find an investor for the 51% stake in MTS Belarus took place in February 2014. However, it was unsuccessful for the same reason. A date for the next tender has not yet been specified. The terms of the share disposal have not yet been determined, although it may be conducted either through a public tender or by entering into a direct contract with a prospective purchaser. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus.

        We also face competition in Armenia. On July 22, 2015, Orange announced its decision to leave the Armenian market and 100% of Orange Armenia's shares were sold to an Armenian internet service provider, Ucom. The transaction was approved by the Public Services Regulatory Commission of the Republic of Armenia on August 20, 2015.

We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the "FCPA"), and we may be subject to the UK Bribery Act 2010 (the "UK Bribery Act"). Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

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

        As disclosed in our public filings, in March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan. See also Note 30 to our audited consolidated financial statements. We continue to cooperate with these investigations. We, the DOJ and the SEC are having discussions about a potential resolution to allegations of non-compliance with the Foreign Corrupt Practices Act (FCPA). However, at this stage, the Group cannot be certain that such discussions will result in a settled resolution or whether there will be further developments in the investigations.

The controlling shareholder has a possibility to determine certain decisions of our governing bodies.

        Sistema, which is a public company, owns a controlling stake in MTS. According to the applicable Russian legislation, Sistema has a possibility to exercise its controlling rights, which may become decisive during consideration of a number of issues by our General Meeting of Shareholders, including, but not limited to (i) making decisions on the issues, requiring simple majority of votes our shareholders participating at the General Meeting, for example, in case of making decisions on dividends payment or approval of the our annual reports; (ii) appointment of the majority or dismissal of all members of our Board of Directors members and other matters. Thus, Sistema can take actions that may conflict with the interests of other security holders. Furthermore, our international, credit, investment and other ratings, which determine, inter alia, peculiarities of our operations, terms of raising debt financing and our other activity can be affected by our controlling shareholder's activity and (or) its ratings. See also "—Risks Relating to our Financial Condition—A change in control could have a material adverse effect on our financial condition and results of operations."

        Controlling shareholder as well as other our shareholders has a right to receive dividends at the amount proportionate to the number of our shares belonging to a respective shareholder. For information about dividends see "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Requirements." The indentures relating to our outstanding notes and other debt do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease, and our cash flow and ability to repay our debt obligations, or make capital expenditure, investments and acquisitions could be materially adversely affected.

Failure to effectively implement our geographic expansion strategy as well as difficulties with operational management of the acquired businesses could hamper our continued growth and profitability.

        Our continued growth depends, in part, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Our acquisitions may occur in countries that represent new operating environments for us and, in many instances, may be located a great distance from our corporate headquarters in Russia. We therefore may have less control over their activities. We may also face uncertainties with respect to the operational and financial needs of those businesses and may, in the course of our acquisitions, incur additional debt to finance the acquisitions and/or take on substantial existing debt of the acquired companies. In addition, it is possible that the countries into which we may expand will be emerging markets and, as with countries of our current presence, subject to greater political, economic, social and legal risks than more developed markets.

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

        We have expanded our business through a number of acquisitions. We will continue to evaluate opportunities to acquire, invest in or merge with other existing operators or license holders in the CIS and in growing markets outside the CIS, as well as other complementary businesses. In 2015, our acquisition focus covered regional mobile operators, as well as one of the largest system integrators and complex IT solutions providers in Russia, NVG JSC ("NVision Group"). In 2016, we acquired 100% of shares in "SMARTS Yoshkar-Ola" JSC and participated in MTS Bank's additional share issuance. In 2017, our acquisitions focused on various segments, including communication and software development companies, as well as management investment companies.

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

  •
  problems connected with integrating the acquired businesses, technologies or products into our operations;

  •
  incurrence of debt to finance acquisitions and higher debt service costs related thereto;

  •
  difficulties in retaining business relationships with suppliers and customers of the acquired companies;

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

        If any of our future business combinations is structured as a merger with another company, or we merge with or absorb a company subsequent to its acquisition by us, such a merger would be considered a corporate reorganization under Russian law. This would entitle our creditors to file a claim seeking to accelerate their claims or terminate the respective obligations and seek damages. The creditors would need to prove in court that we will not perform our obligations in due course and the amount of damages suffered. Secured creditors would also be required to prove that the security provided by our shareholders, any third parties or us is not sufficient to secure our obligations. Creditors whose claims are secured by pledges do not have the right to claim additional security.

        As of December 31, 2016, we held a 26.6% stake in MTS Bank. As a participant of the state recapitalization program, at the end of 2015, MTS Bank received federal loan bonds for total value of RUB 7.25 billion from the Deposit Insurance Agency. In 2016, Sistema and MTS participated in the additional share issuance of MTS Bank in proportion to our direct ownership stakes. In February 2016, MTS signed a binding agreement with MTS Bank, pursuant to which we acquired 946,347 ordinary shares in MTS Bank's additional shares issuance for RUB 1.3 billion. In November 2016, we acquired 2,637,310 ordinary shares in MTS Bank's additional shares issuance for RUB 2.77 billion. As of December 31, 2017, we held a 26.6% stake in MTS Bank.

        On January 22, 2015, our subsidiary MGTS closed deals for the sale of a 49.95% stake in Joint Stock Company "Intellect Telecom" and the acquisition of an 89.536% controlling stake in Public Joint Stock Company "Navigation-information systems." In 2015, we acquired 100% of shares in NVision Group, one of the largest system integrators and complex IT solutions providers in Russia. These acquisitions will allow us to improve control over our billing system, reduce our billing and IT related expenses, develop our proprietary technological platform for machine-to-machine ("M2M") solutions and enhance our presence in the areas of telematics solutions for transport, insurance and security systems.

        In September 2016, we entered into a purchase agreement to acquire 100% of shares in "SMARTS Yoshkar-Ola" JSC for RUB 13 million.

        On July 27, 2017, MTS acquired 100% of the shares of Bashkortostan Cellular Communication OJSC in order to gain access to the frequency resource in the range of 2100 MHz in the territory of the Republic of Bashkortostan. On September 29, 2017, MTS acquired 30% in the share capital of Sistema-Capital Management Company LLC, one of the largest management companies in Russia in terms of collective investment volume. In October 2017, MTS acquired a 50.82% stake in Oblachny Retail LLC (operating under LiteBox trademark), a Russian retail software developer. In December 2017, MTS entered the gaming market through the acquisition of Praliss Enterprises, which manages the Gambit Esports team.

        These acquisitions have allowed us to diversify our business. However, additional risks relating to acquired companies' liabilities and non-achievement of initial financial and operational targets may arise in connection with these acquisitions. See also Note 4 to our audited consolidated financial statements.

        We may also be involved in various litigation to protect our title or other rights related to acquired businesses and incur loss.

        In addition, a merger or any corporate reorganization or business combination that constitutes a "major transaction" under Russian law would trigger the right of our shareholders who abstain from voting on or vote against such reorganization or transaction to sell, and our obligation to buy, their shares in an amount representing up to 10% of our net assets as calculated under Russian Accounting Standards. See "—Legal Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us, which could have a material adverse effect on our business, financial condition, results of operations and prospects."

If we cannot successfully develop our network or integrate the acquired companies, we will be unable to expand our subscriber base and maintain our profitability.

        Our ability to increase our subscriber base depends upon the success of our network expansion.

        We have expended considerable amounts of resources to enable both organic expansion and expansion through acquisitions, and we plan to continue to do so. Limited information regarding the markets into which we have or are considering expanding, through either acquisitions or new licenses, complicates accurate forecasts of future revenues from those regions, increasing the risk that we may overestimate these revenues. In addition, we may not be able to integrate previous or future acquisitions successfully or operate them profitably. Any difficulties encountered in the transition and integration process and in the operation of acquired companies could have a material adverse effect on our results of operations.

        The build-out of our network is also subject to risks and uncertainties, which could delay the introduction of services in some areas and increase the cost of network construction, including difficulties in obtaining base station sites on commercially attractive terms. Further, telecommunications equipment used in Russia, Ukraine and other CIS countries is subject to governmental certification and periodic renewals of the same. We are also required to obtain permits and governmental certification for the operation of telecommunications equipment and/or permission for the import and export of certain network equipment, which can result in procurement delays and slower network development. The failure of any equipment we use to receive timely certification or re-certification, as applicable, could hinder our expansion plans. See also "—Risks Relating to our Financial Condition—If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects."

        For example, the import and export of products containing cryptographic hardware is subject to special documentation requirements and approvals. As telecommunications networks comprise various components with cryptographic hardware, we must comply with these requirements in order to import such components. Moreover, where imported equipment does not contain cryptographic hardware, the federal customs service requires manufacturers to provide written confirmation regarding the absence of such hardware. The range of goods requiring the provision of such "certificates of conformance" by suppliers and manufactures prior to their import into Russia has also been expanded to cover most of our key network components, and imported radioelectronic equipment is required to be licensed by the Russian Ministry of Industry and Trade. Similar requirements regarding the import and export of cryptographic hardware exist in Ukraine.

Our inability to develop additional sources of revenue and competitive services could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Until recently, customer growth has been our principal source of revenue growth. Currently, however, increasing competition, market saturation and technological development lead to the increased importance of data services in the markets in which we operate. As a result, data services became the key driver of our revenue growth and we will therefore need to continue to develop new competitive services, including value-added, 3G, LTE, and others, and to consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

The failure to launch and develop distribution network in Ukraine.

        VF Ukraine is in the process of launching a distribution network in Ukraine. The retail business of telecommunications operators is sensitive to changes in the economic environment, state regulation and economic policies and can be affected by the national currency exchange rate volatility. An economic downturn or an increased national currency exchange rate volatility may significantly increase price competition and thereby hinder our subscriber growth rate, which could lead to loss of revenues and retail margin. The inability to launch and develop distribution network in Ukraine, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in the governmental regulation of SMP operators in Ukraine could adversely affect our results of operations.

        The interconnect fees charged by us and our competitors for terminating calls connecting to any of our respective networks are subject to regulation by the National Commission for the State Regulation of Communications and Informatization (the "NCCIR"). See "Item 4—Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Interconnect Arrangements and Telephone Numbering Capacity" for additional information.

        A qualification as an SMP has been assessed with reference to the market as defined by the NCCIR According to the Telecommunications Law, an operator qualifies as an SMP in a particular market if its share of gross revenue from the provision of services during the last 12 months exceeded 25% of the total gross revenue of all telecommunications operators for the same services during the same period. Since 2011, the legislation separates fixed and mobile telecommunications networks and the regulation of those networks by the NCCIR. The NCCIR has a right to set different rates for different types of networks. Accordingly, rates for traffic termination on fixed-line networks might be higher than on the network of VF Ukraine. Different rates could lead to a decrease in our revenue share in Ukraine and an increase in costs.

        In the fourth quarter of 2016, a new draft law "On Electronic Communications" was registered in the Verkhovna Rada of Ukraine. The draft law provides for, inter alia, introduction of a "virtual operator" concept, tougher regulation of SMP operators, submission of tariffs in certain electronic communication services markets for approval by the national regulator, mandatory registration of subscribers by providers of electronic communications services (this implies provision of individuals' personal data to communication services providers in case contracts are concluded in other than written form), mutual use of operators' infrastructure, as well as financing of radio frequency monitoring within radio frequency ranges set for public use to be paid for out of the state budget. Some of the initiatives mentioned above have been also included in the draft law of Ukraine "On state administration and regulation in the sphere of electronic communications." In addition, a draft resolution related to the segregation of powers between the NCCIR and the central executive communications authority was registered. The draft law "On Electronic Communications" introduced a power for the central executive communications authority to control and freely access networks and regulations relating to networks operation terms during wartime and/or emergencies. If this law or any other law containing similar provisions is adopted and comes into force, this may influence our revenues and could have an adverse effect on our business, financial condition and results of operations.

        A number of international mobile operators have recently increased fees for interconnecting to their networks for VF Ukraine. A further raise of interconnect fees is likely to result in an increase in costs. In addition, interconnect fees for SMP operators for rendering international roaming may become subject to further governmental regulation.

        To comply with the Presidential Decree No. 146/2017 "On measures aimed at introduction of a visa-free regime with the European Union," the NCCIR approved an action plan for abolishing roaming charges on the territory of the European Union. According to this plan, tariffs reduction is planned in 2019 and 2020 for the countries specified in this plan.

        In September 2017, the European Parliament preliminary approved a possibility of abolition of roaming charges between the European Union and the members of the Eastern Partnership. A decrease in such tariffs may have an adverse effect on our revenue from international roaming charges.

        Additionally, the NCCIR submitted for public discussion a draft procedure for the telecommunications market analysis and identification of SMP operators. This draft describes a procedure for analysing markets to identify SMP companies and implementing by the NCCIR the preliminary regulation of these companies in accordance with the Association Agreement signed by Ukraine and the European Union.

        In accordance with the Association Agreement, it is planned to, inter alia, increase a number of telecommunications markets (to up to 17) where the NCCIR will be responsible for regulating the activities of SMP operators. The adoption of this draft might lead to an increased level of regulation of SMP operators and the reconsideration of current procedure for identifying SMP operators in markets of traffic transfer and traffic termination services.

        The adoption of new procedures, an increased regulation of international tariffs for subscribers and fees for traffic transfer, in addition to an increase in international interconnect fees by the members of the European Union may negatively affect revenues of VF Ukraine.

        See also "—Legal Risks and Uncertainties—Changes in Ukrainian telecommunications legislation have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations."

If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins.

        Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with zonal, intercity and international fixed-line and mobile operators in Russia, Ukraine and other countries in which we operate. Interconnect fees are established by agreements with network operators and vary depending on the network used, the nature of the call and the call destination. In Ukraine, the connection fees for the SMP operators' networks and interconnect fees for the termination of traffic on such networks are established and regulated by the NCCIR.

        Since 2014, the NCCIR has planned to lower interconnect fees for the termination of traffic on SMP operators' networks. By the resolution dated August 4, 2015 "On the introduction of traffic transmission rates over the network of telecommunications operators with significant competitive advantage on traffic transmission services market," the NCCIR approved new rates valid from October 1, 2015. As a result, interconnect rates for the termination of both national traffic on fixed-line networks and traffic on mobile networks were lowered, and the rates for the termination of traffic on local networks remained unchanged. The "Rules for setting traffic transmission rates to the networks of telecommunications operators with significant market advantage" were adopted by the NCCIR and forwarded for registration by the Ministry of Justice of Ukraine on June 7, 2016 following their approval by the relevant government bodies. The rules were registered, published and came into force on July 26, 2016. In accordance with these rules, new rates for access to the networks of SMP operators, both at national and international levels, were introduced and approved by the NCCIR on August 30, 2016 and came into force on January 1, 2017.

        The reduction of interconnect fees for the termination of traffic on the networks of SMP operators may adversely affect VF Ukraine's revenues.

        Although Russian legislation requires that operators of public switched telephone networks that are deemed to be "substantial position operators" cannot refuse to provide interconnect services or discriminate against one operator over another, we believe that, in practice, some operators attempt to impede wireless operators by delaying interconnect applications and establishing technical conditions for interconnecting that can be met only by certain operators.

        Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices, or at all, causing us to lose our market share and revenues, which would have a material adverse effect on our business and results of operations. See also "—If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

        In addition, as part of the restructuring of Svyazinvest, a fourth national mobile operator in Russia was established by the combination of "Tele2 Russia" and the mobile assets of Rostelecom in 2014, which started its operations in 2015 under the "Tele2" brand. As Svyazinvest controlled regional fixed-line operators in all regions of Russia (other than Moscow), a mobile operator established as part of the Svyazinvest group (mobile assets were consolidated into LLC "T2 RTK Holding") may receive preferential terms for interconnecting with these operators, which would allow it greater flexibility in setting tariffs and could put us at a competitive disadvantage. It is currently unclear how the establishment of the fourth federal mobile operator may impact our interconnect agreements and our expenses. See also "—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

We may not realize the benefits we expect to receive from our investments in 3G and 4G wireless services and Internet of Things (IoT) technologies, which could have a material adverse effect on our business and results of operations.

        In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MegaFon, VimpelCom and us a license to provide 3G services in the Russian Federation. In July 2012, these three companies and Rostelecom were awarded licenses to provide 4G services.

        Following the integration of Rostelecom's mobile assets and Tele2 Russia in 2014, Tele2 Russia got control over licenses to provide 3G and 4G services. The 3G license allows us to provide mobile radiotelephone services using the International Mobile Telecommunications-2000 ("IMT-2000/UMTS") standard. The 4G license allows us to provide services using the LTE standard. The 4G wireless services are expected to provide faster, higher quality data transfer and streaming capabilities, as compared to 2G and 3G, and may pose additional competition for 3G providers. In December 2017, the State Commission for Radio Frequencies issued a decision allowing the use the frequency bands previously allocated for LTE mobile communications for NB-IoT technology. Historically, mobile operators that developed 3G and 4G networks experienced various difficulties and challenges, including a limited supply of compatible handsets, limited international roaming capabilities, as well as various 3G and 4G software and network related problems. We may experience similar problems or encounter new difficulties when developing our 3G and 4G networks (including NB-IoT) and may be unable to fully resolve them. For example, we cannot be certain that:

  •
  we will be able to build-out our 4G and NB-IoT network in a timely manner or within the time frame stipulated by the license terms;

  •
  our 3G and 4G networks and services (including NB-IoT) will deliver the quality and level of service that our customers demand or expect;

  •
  we will be able to provide all contemplated 3G and 4G services (including NB-IoT) at reasonable prices and within a reasonable timeframe;

  •
  manufacturers and content providers will develop and offer new marketable products and services for our 3G and 4G networks (including NB-IoT) on a timely basis;

  •
  demand for our 4G services (including NB-IoT) will not be lower than expected;

  •
  our 3G and 4G networks will be commercially viable in all of the locations we are required to operate pursuant to our 3G and 4G licenses;

  •
  our competitors will not offer similar services at lower prices; and

  •
  changes in governmental policies, rules, regulations or practices will not affect our network rollout or our business operations.

        See also "—If we cannot successfully develop our network or integrate the acquired companies, we will be unable to expand our subscriber base and maintain our profitability."

        In addition, Russian military authorities also use frequencies in the 3G and 4G spectrum, which may limit the availability of 3G and 4G frequencies for commercial use in certain areas. During the construction of our 3G and 4G networks, there is also a risk that the frequencies assigned to us for commercial use may overlap with those used by the Russian military authorities. For example, conflicts over the availability of frequency reserved for military use in Moscow caused delay in the commercial launch of 3G services by all 3G license-holders in Moscow, despite the fact that some of these frequencies were cleared for commercial use in 2009. If a similar conflict were to occur, it could cause problems or delays in the development and operation of our 3G and 4G networks in Russia.

        Potential competition from other 3G and 4G providers, together with any problems relating to the rollout of our 3G and 4G networks and provision of 3G and 4G services in the future, could materially adversely affect our business, financial condition and results of operations.

        In December 2013, July 2014 and in July 2017, the State Commission for Radio Frequencies introduced several modifications to the conditions of using the frequency band for mobile radio communication networks. These changes resulted in the implementation of the principle of technological neutrality for frequency bands 900 MHz (UMTS and LTE), 1800 MHz (LTE) and 2100 MHz (LTE), and included the imposition of certain additional obligations on network operators. Pursuant to these modifications, in the event that we receive new bandwidth allocation, and as a result of the renewal of the current decisions of the State Commission for Radio Frequencies or in case of using frequencies on the terms of technological neutrality principle, we are obliged to provide network coverage to settlements with lower subscriber numbers, where the commercial rationale for doing so may otherwise be limited. Such changes lead to additional costs for the construction of our 3G and 4G wireless networks and may therefore adversely affect our business, financial condition and results of operations.

If we are unable to successfully develop and/or deploy 4G wireless services in the countries in which we operate, or if any operators in those markets obtain a significant technological and/or commercial advantage over us in 4G wireless services, it may have a material adverse effect on our business and results of operations in the long term.

        The next step in the development of telecommunications in the countries where we operate is the deployment of 4G/LTE networks. The cost of 4G/LTE network development and quality of services (including data speed and quality of coverage) depends on the band and the width of frequency range given to an operator.

        In September 2011, the Russian government announced its intention to auction frequencies for LTE use on a national level in 2012. Additionally, outside of the auction process, the State Commission for Radio Frequencies granted Scartel (operating the "Yota" retail brand) a paired range of LTE frequencies (2x30 MHz) in the 2.5-2.7 GHz band for use in the entire territory of Russia in exchange for the 4G frequencies held by Scartel for Wi-Max technology with a total bandwidth of 70MHz. Four sets of frequencies in the 791-862 MHz band were planned to be sold during the auction in 2012, after which the successful bidders would receive frequencies in the 2.5-2.7 GHz band. The remaining frequencies, 40 MHz of the 2.5-2.7 GHz band, were allocated evenly during the auction among four major market participants (VimpelCom, MegaFon, Rostelecom and us).

        Initially, it was planned that all operators would receive equal access to the Scartel infrastructure, which would allow each operator to reduce its 4G/LTE network development costs. In March 2011, MTS, MegaFon, VimpelCom and Rostelecom signed a non-binding memorandum of understanding with Scartel, according to which MTS, MegaFon, VimpelCom and Rostelecom were to receive access to Scartel's 4G network infrastructure (which was yet to be built) and were to receive options to purchase shares in Scartel in 2014 at a price determined by an independent appraisal. MTS considered the preliminary value assessment of Scartel to be unduly high.

        In July 2012, Alisher Usmanov and Scartel shareholders (Telconet Capital and Rostechnologyi) formed a telecommunications holding company, Garsdale. In exchange for an 82% stake in Garsdale, AF Telecom, which is controlled by Alisher Usmanov, contributed 50% of MegaFon's shares into Garsdale's share capital. Rostechnologyi and Telconet Capital, which held 25.1% and 74.9% stakes in Scartel, respectively, contributed 100% of Scartel shares into Garsdale's share capital, in return for which they received an 18% stake in Garsdale, which was split equally between Rostechnologyi and Telconet Capital. On July 12, 2012, the Federal Service for Supervision of Communications, Information Technology and Mass Media (the "Roskomnadzor") awarded each of MTS, MegaFon, VimpelCom and Rostelecom a license to provide 4G services using LTE and its subsequent modifications in the frequency range of 791-862 MHz.

        On October 1, 2013, MegaFon acquired Maxiten Co Limited, which had acquired 100% of shares in Scartel and Yota Ltd. from Garsdale. The transaction was approved by a general shareholders' meeting of MegaFon and by the Federal Antimonopoly Service (the "FAS"). At present, MegaFon holds a 4G/LTE network through Scartel as well as controlling the continuous spectrum of frequencies 2-40 MHz in the band of LTE FDD 2600 MHz. As a result of this transaction, MegaFon obtained a competitive advantage in terms of LTE network development costs and may also obtain an advantage in LTE network performance. In addition, as a result of this deal, MegaFon consolidated the financial and operational indicators of Scartel/Yota, which increased its formal market share in the mobile communications market.

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

        According to the Decree of the President of Ukraine No. 445/2015 dated July 21, 2015, "On Ensuring Conditions for the Introduction of the Fourth-Generation Mobile Communication System," the Cabinet of Ministers of Ukraine was assigned to develop and approve the 2015-2017 Action Plan for the introduction of the fourth-generation mobile communications system in Ukraine in 2017, in cooperation with the NCCIR and other state authorities. The Action Plan was approved by the Cabinet of Ministers of Ukraine at the end of 2015.

        In 2017, a number of government documents and decisions of the NCCIR regarding the preparation of a tender for 4G licenses in the 1800 MHz band was adopted. The government announced two tenders for 4G/LTE frequencies: for the 2600 MHz band (was held at the end of January 2018) and the 1800 MHz band (was held in March 2018). Significant material resources for the introduction of such new technologies may be required that could have a material adverse effect on our business and results of operations. In addition, there is a number of risks associated with holding tenders for 4G/LTE frequencies in Ukraine, for example, the results of the tender for the 1800 MHz band might be challenged, which could result in additional costs we would have to incur to prevent the degradation of our mobile networks.

Service disruptions on our networks could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

        We are able to deliver services only to the extent that our information communication infrastructure and data processed therein is protected from unlawful actions, including hacker and targeted attacks, technical malfunctions, power failures and natural disasters. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our customers and materially adversely affect our reputation, business and results of operations.

        In addition, to the extent that any disruption or security breach results in a loss of or damage to customers' personal data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

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

        Our computer and communications hardware is protected through technical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, interconnect failures, physical or software break-ins, viruses and similar events. Although our computer and communications hardware is insured against fire, storm and flood, we do not have business interruption insurance to protect us in the event of a catastrophe, even though such an event could have a material adverse effect on our business.

Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations.

        Each of our mobile licenses requires service to be offered by a specific date and some contain further requirements as to network capacity and territorial coverage to be reached by specified dates.

        In addition, all of our mobile licenses require us to comply with various telecommunications regulations relating to the use of radio frequencies and numbering capacity allocated to us, network construction, interconnect rules and technical requirements relating to compliance with law enforcement authorities' requests, among others. If we fail to comply with the requirements of Russian, Ukrainian or other applicable legislation or meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated, which could significantly limit our operations. In addition to the impact on our operations, the suspension or loss of certain licenses could also constitute an event of default under certain of our debt obligations and cause certain of our debt to be accelerated. A suspension or termination of our licenses or other necessary governmental authorizations could therefore have a material adverse effect on our business and results of operations.

        For example, in February 2015, MTS Ukraine won the bid for the use of the 1950-1965/2140-2155 MHz frequency bands in a tender allocating 3G licenses. On March 24, 2015, MTS Ukraine paid the full amount and received the UMTS license that is valid for a period of 15 years.

        According to the tender terms, all regional centers of Ukraine have to be covered with 3G communication (within the bands granted to the successful bidder) within 18 months from the date of the license issuance, all settlements with a population of over 10,000 have to be covered with 3G communication within the period of six years.

        Our inability to comply with the license conditions may negatively affect our business. Additional investment may also be required for the conversion of radio frequencies and the deployment of 3G services. Either of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to renew our licenses, or receive renewed or new licenses with similar terms to our existing licenses, could have a material adverse effect on our business and results of operations.

        Our telecommunications licenses have their expiration dates in various years. For a list of the telecommunications licenses held by us, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Licenses."

        These licenses may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other countries in which we operate consider the compliance with license requirements and the conditions of using the allocated frequency range when deciding whether to renew a license.

        Additionally, new mandatory conditions, which relate to the need for further development of the communication network in order to provide licensed communication services for potential users of the communication service in sparsely populated residential areas, may be introduced when deciding whether to renew a license. These new conditions will require additional investment. Moreover, we may be subject to penalties or our licenses may be suspended or terminated for non-compliance with any such new license requirements. The suspension or loss of certain licenses could significantly limit our operations and cause certain of our debt to be accelerated.

        The license to construct and maintain telecommunications networks and provide services within them was granted to MTS Ukraine on July 12, 2010 and terminated on December 3, 2013. On October 15, 2013, the NCCIR refused to renew the license and recommended that MTS Ukraine receive a new license to provide operations in the telecommunications sector. Receiving a new license involves additional costs in comparison with the renewal of the current one and MTS Ukraine filed a lawsuit against the NCCIR. On November 19, 2013, the claims of MTS Ukraine were satisfied and, on January 28, 2014, the NCCIR extended MTS Ukraine's license for 5 years. At the same time, however, on January 27, 2014, the NCCIR filed an appeal against the decision of the District Administrative Court of Kiev.

        Taking into account possible long-term lawsuits regarding the extension of the license for rendering cellular network services in 2G standard, MTS Ukraine has asked the NCCIR to provide a new license with no restrictions in special conditions (technologically neutral), which may be used for different technologies, including GSM, UMTS and LTE. On January 27, 2015, the NCCIR made a decision to grant the license for a 15-year period.

        On January 22, 2015, the High Administrative Court of Ukraine considered the appeal submitted by the NCCIR and overturned the decisions of the Court of Appeals and the District Administrative Court, and issued an order rejecting the claim of MTS Ukraine. In March 2015, the High Administrative Court of Ukraine satisfied the application of the NCCIR to annul its decision to extend our license for rendering cellular network services in 2G standard. Later, the High Administrative Court made a ruling refusing to overturn the execution of the NCCIR's decision to extend the license and ordered a retrial on the grounds of breach of procedural rules in the first instance court. The District Administrative Court of Kiev decided to reject the claim of MTS Ukraine on March 25, 2016. On April 22, 2016, MTS Ukraine filed an appeal claim against this decision, which was rejected by the Court of Appeals on May 30, 2016. On June 29, 2016, MTS Ukraine filed a cassation petition to the High Administrative Court of Ukraine that issued a ruling on the cassation petition consideration. The date of consideration has not been scheduled yet.

        Due to the change of the legal entity name from MTS Ukraine to VF Ukraine, the NCCIR refused to reissue the foregoing license considering judicial decisions in its favor that are currently in force (namely, the decisions dated January 22, 2015, March 25, 2016 and May 30, 2016 described above) and canceled the license. This decision has no material impact on the operational activities of VF Ukraine. Since this cancelation, the main telecommunications license that VF Ukraine use is the license granted by the NCCIR on January 27, 2015.

        Failure to renew our telecommunications licenses, or receive renewed or new licenses with similar terms to existing licenses, could significantly limit our operations, which could have a material adverse effect on our business, financial condition and results of operations.

        Until March 2014, telecommunications operators carried out activities and received licenses in Crimea in compliance with Ukrainian legislation. However, following the referendum in Crimea on March 16, 2014 where a vote in favor of Crimea joining the Russian Federation was declared and the subsequent developments in the region, certain countries recognized Crimean secession whereas others did not, which means that our licensing status in Crimea and ability to receive continuous cash flow has been uncertain. In addition, due to technical issues that have curtailed our ability to provide telecommunications services to our customers, we suspended our operations in Crimea on August 6, 2014. In October 2014, MTS Ukraine sold its base stations, network infrastructure, IT and telecom equipment and certain other assets located in Crimea through an open tender procedure.

        See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations" and "—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs."

If frequencies currently assigned to us are revoked, or if we fail to obtain renewals of our frequency allocations, our network capacity will be constrained and our ability to expand limited, resulting in a loss of market share and revenues.

        There is a limited number of frequencies available for wireless operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate spectrum allocation in each market in which we operate in order to maintain and expand our subscriber base. If frequencies are not allocated to us in the future in the required quantities, with the geographic span and for time periods that would allow us to provide wireless services on a commercially feasible basis throughout all of our license areas, our business, financial condition, results of operations and prospects may be materially adversely affected.

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

        A loss of allocated spectrum, which is not replaced by other adequate allocations, could also have a substantial adverse impact on our network capacity. In addition, frequency allocations are often issued for periods that are shorter than the terms of the licenses, and such allocations may not be renewed in a timely manner, or at all. If our frequencies are revoked, or if we are unable to renew our frequency allocations, our network capacity would be constrained and our ability to expand limited, resulting in a loss of market share and revenues.

An increase in the fees for frequency spectrum usage could have a negative effect on our financial results.

        The terms of our licenses in Russia and the CIS require that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequency channels that we use or additional frequency channels that we need in Russia or the CIS could have a negative effect on our financial results. A number of projects implemented by MTS in 2016 and 2017, as well as a number of normative acts previously adopted by the Ministry of Communications, resulted in the expansion of the range of frequencies that have to be paid for.

        On December 31, 2014, a new procedure for payment for frequency spectrum usage came into force. According to the newly adopted amendments, the fees for frequency spectrum usage are calculated based on the total frequency band allocated to each operator in each region with such frequency spectrum usage determined with reference to the decision of the State Commission for Radio Frequencies, frequency allocation decisions or to the license conditions.

        Furthermore, the order of the Ministry of Communications No. 279 dated September 4, 2014 introduced corresponding amendments into the "Methodology of calculation of a single fee and annual fee for the use of the radio spectrum of the Russian Federation" approved by the order of the Ministry of Communications dated June 30, 2011 No. 164. Fees are directly calculated according to this methodology. Under the new order, rates and coefficients are subject to revision at least once every two years. In December 2017 the State Duma approved the Law on federal budget for 2018 and the planned period of 2019 and 2020, which assumes the need of a 25% increase in rent payments for the radio spectrum by the relevant governmental authorities in 2018, 2019 and 2020. To comply with this Law in March 2018, the Ministry of Communications prepared order No. 98, which provides for increase of rent payments for the radio spectrum usage in 2018. Any such increase in payments for the radio spectrum will likely increase our costs and may adversely affect our results of operations.

        With effect from January 1, 2015, the fee for radio spectrum usage in Ukraine was transformed into a rent payment. When adopting a state budget for 2016, the Verkhovna Rada introduced a number of amendments to the Tax Code of Ukraine, including the increase in rent payment for radio spectrum usage by 13.35% commencing January 1, 2016.

        The laws of Ukraine "On State Budget of Ukraine for 2017" and "On amendments to the Tax Code for Budget Stability in 2017" that provide for, inter alia, the reconsideration of both rent payments for radio frequency usage and fees payable for frequency licensing were adopted on December 21, 2016 and December 20, 2016, respectively. The amount of rent payments in 2017 increased insignificantly as compared to the previous years. If these rates are raised further, it may adversely affect our financial and operating results.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, which may lead to a loss of market share and revenues.

        Developing and maintaining awareness of our brands is critical to informing and educating the public about our current and future services and is an important element in attracting new subscribers.

        We believe that the importance of brand recognition is increasing as our markets become more competitive. Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased operating revenues and, even if they do, such operating revenues may not offset the operating expenses we incur in building our brands.

        Furthermore, our ability to attract new subscribers and retain existing subscribers depends, in part, on our ability to maintain what we believe to be our favorable brand image. Negative publicity or rumors regarding our company, our shareholders and affiliates or our services could negatively affect our brand image, which could lead to a loss of market share and revenues. Failure to successfully and efficiently promote and maintain our brands may limit our ability to attract new subscribers and retain our existing subscribers and materially adversely affect our business and results of operations.

MTS is a part of the Sistema group and may potentially enter into agreements with other members of the group (i.e. related parties transactions) on terms, which are different from those that would be obtainable on an open market.

        We have purchased interests in various companies from Sistema and entered into agreements with other companies within the Sistema group for the provision of advertising services ("Maxima Advertising" JSC), connectivity facilities and telephone numbering capacity (MGTS), IT services and hardware purchases ("STS" JSC, SITRONICS CAMS JSC, "SST" LLC and NVG JSC), banking services (MTS Bank, formerly Moscow Bank of Reconstruction and Development ("MBRD")), telecommunications services (Stream LLC), medical services ("Medsi Group" JSC), travel services (VAO "INTOURIST"), billing system development and IT integration services (NVG JSC and "STS" JSC), maintenance of the residential and commercial real estate ("SITTEL" CJSC) and other services. According to the applicable Russian legislation and notwithstanding certain control procedures in respect of related parties transactions, related parties transactions with the companies within the Sistema group may potentially be concluded on terms, which are different from those that would be obtainable on an open market. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions."

In the event that our past or future interested party transactions are successfully challenged, our business, financial condition, results of operations and prospects could be materially adversely affected.

        We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have entered into, and continue to enter into, transactions that may be considered to be "interested party transactions" for the purposes of Russian law, requiring in some cases consent or approval by disinterested directors, disinterested independent directors, disinterested shareholders or owners of voting shares, depending on the nature of the transaction and parties involved. The provisions of Russian law No. 208 "On Joint-Stock Companies" dated December 26, 1995, as amended (the "Joint Stock Companies Law") relating to "interested party transactions" have recently been amended and may be subject to different interpretations taking into account, inter alia, the lack of court practice in respect of the new amendments. As a result, it is possible that our and our subsidiaries' interpretation and application of these provisions could be subject to challenge. Any such challenge, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the event that our minority shareholders or the minority shareholders of our subsidiaries do not consent to or approve certain transactions or other matters requiring their consent or approval we could be limited in our operational flexibility, and our business, financial condition, results of operations and prospects could be materially adversely affected.

        Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to consent to or approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the total assets of the company, purchase of offered shares by the company and certain share issuances. In addition, a 95% or a unanimous vote is required to approve certain matters, for example, certain charter amendments regarding shareholders' rights. A majority of disinterested shareholders participating in the voting is required to consent to or approve an "interested party transaction" in certain cases. In the event that our minority shareholders or minority shareholders of our subsidiaries do not consent to or approve such transactions or other matters requiring their consent or approval, we could be limited in our operational flexibility, and our business, financial condition, results of operations and prospects could be materially adversely affected.

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

        On December 29, 2008, the Ministry of Communications and Mass Media adopted an order establishing the requirements for mobile virtual network operators ("MVNOs"). MVNOs are companies that provide mobile communications services but do not own the radio frequencies and, in some cases, the network infrastructure required to do so. According to the order, MVNOs in Russia must be licensed, and their use of frequencies and infrastructure and rendering of services is to be done pursuant to agreements entered into between MVNOs and existing frequency holders. However, existing frequency holders are under no obligation to enter into such agreements with the MVNOs.

        By introducing this regime, the Ministry aims to increase competition in the Russian mobile services market, which is currently dominated by MTS, VimpelCom and MegaFon. While existing frequency holders, including us, may receive revenues from MVNOs for the use of our frequencies and network infrastructure, we expect these revenues to be lower than the revenues we would receive if providing services directly to subscribers. In addition, in the event we lose subscribers to MVNOs that lease their frequencies and infrastructure from other operators, we will be deprived of the revenue streams from both the subscribers and the MVNOs. The MVNOs may also establish aggressive tariffs, which could result in increased subscriber churn and/or driving down the tariffs of all mobile operators.

        For example, Skartel (under the "Yota" brand), MGTS, Rostelecom, Tinkoff Bank operate as MVNOs in the Russian mobile communications market.

        It is currently unclear how the emergence of new MVNOs in the market or any of the foregoing trends might affect market competition and subscriber churn, but this could have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by the FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations.

        Our businesses have grown substantially through the acquisition and formation of companies, many of which required the prior approval of, or subsequent notification to, the FAS or its predecessor agencies.

        In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior the FAS approval. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If the FAS were to conclude that our acquisition or formation of a new company was done in contravention of applicable legislation, or find our actions insufficient to rectify past violations of antimonopoly laws, or issue new warnings and requests in the future, it could impose administrative sanctions and require the divestiture of such company or other assets, which could have a material adverse effect on our business, financial condition and results of operations.

        In recent years, the FAS has been investigating mobile operators, including MTS, for suspected violations of antimonopoly laws. For example, see "Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Antimonopoly Proceedings" and "—Changes to the rules and regulations involving roaming charges in Russia may adversely affect our financial condition and results of operations."

        If the FAS finds that we have violated or otherwise acted in contravention of antimonopoly legislation, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations.

        Under Ukrainian legislation, a company that is found to have acted in contravention of antimonopoly legislation may be subject to fines and claims from the Antimonopoly Committee of Ukraine (the "AMC"). The AMC may investigate us from time to time and, should such investigations identify any violations, impose penalties (including fines).

        Based on the complaint filed by Astelit LLC concerning illegal establishment of regional tariffs, in April 2016, the AMC initiated proceedings relating to a violation of legislation on the protection of economic competition. The case is awaiting consideration.

        In July 2016, the AMC sent requests to the big three operators asking to provide it with information on the establishment of settlement rates for international roaming and interconnect fees with foreign telecommunications operators.

        In August 2016, the AMC began an investigation in relation to antimonopoly restrictions that affect content services market. The case is currently under consideration.

        Based on the complaint filed by Lifecell LLC, in April 2017, the AMC initiated proceedings relating to a violation of legislation on the protection of economic competition. The case is currently under consideration.

        If we are found by the AMC to have violated antimonopoly legislation in the above or any other matters, we may be subject to fines, which may have a material adverse effect on our business, financial condition and results of operations. In addition, we may be required to adjust our current marketing practices. See also "—Changes in the governmental regulation of SMP operators in Ukraine could adversely affect our results of operations" and "Item 4—Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations.

        Under Russian legislation, a company controlling between 35-50% or over 50% of a market may be found by the FAS to hold a dominant position in such market. In case of collective dominance of legal entities, a company could be also categorized by the FAS as dominant even if its share of the corresponding market is less than 35%. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. In 2016, as a result of certain amendments to the Federal Law No. 135 "On the Protection of Competition," the register of business entities having more than 35% of a certain commodity market or otherwise occupying a dominant position in the markets in which they operate, which previously listed MTS as occupying a dominant position in certain markets, was repealed. At the same time, the FAS continues to conduct market analysis in order to identify entities holding a dominant position in the markets in which they operate.

        Companies recognized as natural monopolies are also considered to have a dominant position in their respective markets. One of our subsidiaries, MGTS, was categorized as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are now subject to regulation by the FAS. In addition, as a natural monopoly, MGTS is obliged to comply with the rules of non-discriminatory third party access to its infrastructure. See also "—MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

        In the event that we are found in the future to have a dominant position in the markets where we operate and are either determined to have abused the dominant position or found to have committed concerted actions in the market and/or concluded anti-competitive agreements, the FAS will have a right to impose certain restrictions on our operations in such markets. See "Item 4—Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" for additional information.

        If we are found to have violated antimonopoly legislation, an order requiring us to transfer any illegally obtained revenue to the federal budget may be issued in relation to such violations. The level of fine ranges from 5% to 15% of revenue in the market where the violation is conducted for cartel agreements and from 1% to 15% of revenue for other violations (with 8% being the base level of the fine for all types of violations).

        If we or any of our subsidiaries were found by the competition authority to be business entities occupying a dominant market position, the competition authority would have a power to impose certain restrictions on our or our subsidiaries' businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous. If we or any of our subsidiaries were found by the FAS to be business entities occupying a dominant market position with a market share exceeding 70% and determined to abuse such dominant position, the Russian government would have a right to determine the rules of non-discriminatory access to goods or services offered by us. Additionally, geographic restrictions on our expansion could reduce our subscriber base and prevent us from fully implementing our business strategy, which may materially adversely affect our business, financial condition, results of operations and prospects.

If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

        In addition to the regulation of dominant operators by the FAS, the Federal Law on Communications provides for the special regulation of telecommunications operators occupying a "substantial position" (i.e., operators which, together with their affiliates, have 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic in a geographically defined zone within the Russian Federation). These regulations provide for governmental regulation of the key terms of such operators' interconnect agreements, including the interconnect tariffs. In addition, such operators are required to develop standard key terms of interconnect agreements and publish them as a public offer made to all operators who intend to interconnect to the networks of those operators. Refusal of such operators to conduct an interconnect agreement is prohibited, except in cases where such agreement would contradict the terms of their license or other regulatory acts in respect of the unified communications network in the Russian Federation.

        For additional information, see "Item 4—Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation."

        At present, the foregoing regulations apply only to fixed-line operators in Russia, including our fixed-line business. Draft legislation was introduced in 2008 that would extend the law to apply to mobile operators. Although the proposed law was not adopted, the risk that similar legislation will be proposed and adopted in the future remains. If any legislation that extends the foregoing regulations to mobile operators is adopted, and we and any of our mobile network operator subsidiaries operating in Russia are identified as operators occupying a "substantial position," regulators may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our revenues, financial condition and results of operations.

        In addition, MGTS is categorized as fixed-line operator occupying a substantial position in the Moscow telecommunications market and its interconnect tariffs are therefore subject to state regulation. In February 2013, Comstar-UTS was removed from the list of "substantial operators" in Moscow and MTS was not included therein. There is however a possibility that we could be categorized as fixed-line operator occupying a "substantial position" in Moscow due to our affiliation with MGTS and because of our integration with Comstar-UTS. As a result of the state regulation of the relevant interconnect rates, we, as "substantial operators," may be unable to increase these in line with economic developments or any increases of our relevant costs, resulting in a material adverse effect on our financial condition and results of operations. See also "—MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services.

        In addition to holding a "substantial position" in the Moscow telecommunications market, MGTS is included in the register of natural monopolies in the telecommunications market. Consequently, tariffs for basic services rendered to public switched telephone networks subscribers (fees for providing access to a local telecommunications network, monthly fees for granting subscriber line in a constant use and monthly fees for providing a local telephone connection) are subject to regulation.

        Although MGTS is permitted to petition the FAS for increases in tariffs based on such criteria as inflation, increased costs and the need for network investments, it is possible that future requested increases may not be granted or that the FAS may not adequately take such factors into account in setting tariffs. If the permissible tariffs applicable to MGTS do not adequately compensate MGTS for the costs of providing services, our business and results of operations could be materially adversely affected. See also "—If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

Changes to the rules and regulations involving roaming charges in Russia may adversely affect our financial condition and results of operations.

        In June and July 2017, several draft laws were submitted for consideration to the State Duma, which were intended to change the regulation of roaming services in Russia by eliminating (or reducing) intra-network roaming tariffs and national roaming tariffs for incoming and outgoing calls as well as the regulation of international roaming charges between Russia and Belarus. In addition, in July 2017, the FAS requested mobile operators to cancel roaming fees across Russia. Any revision of roaming charges may lead to a reduction in our revenues.

        Moreover, a resolution was adopted at a meeting of the Supreme State Council of the Union State on June 30, 2017 to examine a matter regarding the cancelation of international roaming charges between Russia and Belarus. The implementation of this initiative may adversely affect our revenues from roaming charges in Belarus and increase our expenditure incurred in connection with the provision of these services.

        In July 2017, the FAS sent a warning to mobile operators, in which it demanded to cancel intra-network roaming. In March 2018, the FAS opened an antimonopoly case against VimpelCom, MTS and MegaFon (in connection with the non-fulfilment of the warning). The revision of tariffs may lead to a reduction of income of MTS and other mobile carriers in Russia.

        In August 2017, the FAS opened an antimonopoly case against VimpelCom, MTS, MegaFon and T2 Mobile LLC on the grounds of establishing and maintenance of monopolistically high prices for communication services in national roaming and inter-operator roaming agreements. On February 22, 2018 the FAS rendered a decision and found MTS responsible for establishing monopolistically high prices for subscribers for communication services in national roaming. VimpelCom, MegaFon and T2 Mobile were also found guilty for establishing monopolistically high prices for subscribers for communication services in national roaming. Àn administrative case is expected to be initiated, which will result in an administrative fine. The case related to inter-operator roaming agreements against MTS was canceled. See also "—A finding by the FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations."

        Any material fines imposed on us or changes to the roaming charges may adversely affect our financial condition and result of operations.

Compliance with the new regulations on IMEI numbers may present us with technical difficulties and may lead to the expenditure of significant resources.

        A draft law that enables each mobile communications subscriber to register a user terminal under certain conditions on an International Mobile Equipment Identity ("IMEI") numbers database of the Ukrainian State Center of Radio Frequencies, primarily to prevent their unlawful use, was previously proposed in Ukraine. Aimed at discouraging theft, the draft law required operators to suspend or block the traffic transmission of the terminal upon the application of a subscriber. In July 2015, the draft law was withdrawn from consideration. A similar draft law was rejected by the Russian State Duma.

        Additionally, the Cabinet of Ministers of Ukraine adopted the decision "On introduction of amendments to the Regulation of the Cabinet of Ministers of Ukraine "On introduction of rules relating to rendering and using telecommunications services," which, inter alia, cancels a requirement to block IMEI numbers of terminals not included in the database of the Ukrainian State Center of Radio Frequencies ("USCRF").

        If similar initiatives are proposed in the future, we may be required to develop a system to monitor IMEI numbers and may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

The accession of Russia to the World Trade Organization (the "WTO") may lead to legislative and business changes.

        On August 22, 2012, the Russian Federation became a member of the WTO. This may lead to potentially significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, telecommunications laws, changes in the taxation system and customs regulations in Russia. In addition, the implementation of the WTO rules may lead to increased competition in the markets where we operate. During the period of 2012 to 2016, Russia adopted certain changes to its legislation related to the accession to the WTO, for example, regarding intellectual property laws; however, it is still unclear if, and when, all necessary legislative changes related to the WTO accession will take place. If further new legislation is implemented in Russia as a result of its accession to the WTO, this could have a material adverse effect on our financial condition and results of operations.

We may be required to make significant investments beyond those that are currently planned to preserve our competitive advantage in response to the rapid evolution of fixed network technology.

        One of our subsidiaries, MGTS, has devised a number of projects aimed at developing communications networks and expanding availability of telecommunications services for customers. The likely shortage of free cash flow during the current economic downturn could halt such investment programs for the development of new products and services, and possibly lead to a decrease in the number of projects and cutbacks in development programs in the New Moscow and Moscow regions. The company has recently completed its project on construction of broadband optical networks employing the Gigabit-capable Passive Optical Network ("GPON") technology with a direct connection of subscribers to an optical network. The applied part of the GPON project's progress is the creation of a digital platform of IMS core, which enables MGTS to render a larger range of services, including services for the B2G segment. See "Item 4—Information on Our Company—A. History and Development—Capital Expenditure" for further information.

        MGTS attracts contractors for the construction and upgrade of its network. Due to the currently unfavorable market conditions, some of MGTS' contractors may face a lack of own current assets and/or external finance sources which may lead to the contractor's inability to fulfill contract obligations or, in some cases, lead to bankruptcy. This may negatively affect the terms of MGTS projects' implementation and lead to higher costs. If MGTS is not able to expand and upgrade its network infrastructure in a timely manner and offer new services, or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

Our intellectual property rights are costly and difficult to protect.

        We regard our copyrights, trademarks, trade secrets and similar intellectual property, including our rights to certain domain names, as essential to our continued success. We rely upon trademark, copyright and trade secret protection laws, as well as confidentiality and/or license agreements with our employees, customers, partners and others, to protect our proprietary rights. Nonetheless, intellectual property rights are particularly difficult to protect in the markets where we operate. In these markets, the regulatory agencies responsible for the protection of intellectual property rights are inadequately funded, legislation is underdeveloped, piracy and infringement are commonplace, and enforcement of court decisions is problematic.

        A special court for intellectual property rights was established in July 2013 as a new body in the system of the Arbitrazh Court for dealing with cases relating to the protection of intellectual property rights.

        Litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of any proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources and, if decided unfavorably to us, could have a material adverse effect on our business. We also may incur substantial acquisition or settlement costs to the extent that it would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties. See also "Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Other litigation."

        The rules regarding intellectual property rights regulation changed following the adoption of the Federal Law No. 35 dated March 12, 2014, which introduced significant amendments to the fourth part of the Civil Code of the Russian Federation. However, the lack of extensive law enforcement practice of the changed provisions of the Civil Code may cause difficulties in protection of our rights and legitimate interests.

Changes to our current sales and customer care procedures, the creation of new information technology services and the migration of fixed B2B and B2C subscribers to a single information technology solution may destabilize our information technology solutions, which could have a material adverse effect on our business and results of operations.

        Changes to our current sales and customer care procedures, the creation of new information technology services and the migration of fixed B2B and B2C subscribers to a single information technology solution may increase our operational risks and expenses and inconvenience subscribers. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

If leaks of confidential information (including any information relating to our subscribers) occur, it may negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects.

        Despite our continuous efforts to protect confidential information, breaches of security and leaks of confidential information, including information relating to our subscribers, may negatively impact our reputation and our brand image and result in a loss of market share or otherwise have a material adverse effect on our business, financial condition and results of operations. For example, in January 2003, part of our database of subscribers, containing private subscriber information, was illegally copied and stolen. In addition, in May 2003, certain subscriber databases of several operators in the North-West Region, including those of MTS, MegaFon, Delta Telecom and two other operators, were stolen. In each case, the stolen databases were thereafter available for sale in Russia. Despite the measures taken, we cannot completely exclude the possibility of such incidents occurring in the future. See also "—Legal Risks and Uncertainties—Russian and foreign legislation on personal data and information security in information systems and communication networks may turn out to be hard to implement and require significant resources. Inability to comply with the requirements may lead to sanctions."

Alleged medical risks of cellular technology may subject us to negative publicity or risk of litigation, decrease our access to base station sites, diminish subscriber usage and hinder access to additional financing.

        Electromagnetic emissions from transmitter masts and mobile handsets may harm the health of individuals exposed for long periods of time to such emissions. The actual or perceived health risks of transmitter masts and mobile handsets could materially adversely affect us or our subsidiaries by reducing subscriber growth, reducing usage per subscriber, increasing the number of product liability lawsuits, increasing the difficulty of obtaining or maintaining sites for base stations and/or reducing the financing available to the wireless communications industry. Each of these potential risks may adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to our Financial Condition

We may be adversely affected by the current economic environment.

        As a result of the credit market crisis (including uncertainties with respect to financial institutions and the global capital markets), decreased prices for major export commodities (including oil and metals) and other macro-economic challenges currently affecting many of the markets in which we operate, our subscribers' disposable incomes and our vendors' cash flows may be adversely impacted.

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

        The strained political situation in Ukraine coupled with an economic downturn resulted in financial difficulties in the banking system, including, notably, increased liquidity risks. As we hold the bulk of excess hryvnia and foreign currency cash in Ukrainian banks, a banking crisis or the bankruptcy or insolvency of the banks through which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Ukraine and other countries, which could have a material adverse effect on our business, financial condition and results of operations. For example, we realized losses in the fourth quarter of 2014 due to an impairment of cash balances stemming from the insolvency of DeltaBank in Ukraine. In 2015, the Group wrote off certain cash balances deposited in distressed Ukrainian banks. These banks are currently being liquidated.

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

        In addition, a further deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as a difference between the fair value of the assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. Future write-downs relating to the value of the goodwill or portion of such value could have a material adverse effect on our financial condition and results of operations.

Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the value of our shares and ADSs to suffer.

        Sanctions introduced by the United States and the European Union with respect to the Russian Federation coupled with an economic downturn and decline in global oil prices caused a significant capital outflow, ruble depreciation, a rise of credit rates in the domestic market and a lack of available financing.

        Currently, the situation relating to funding has become more stable as the key rate has been decreasing since 2016. In spite of this, although funding by the Central Bank of Russia is available for a large number of banks, it is characterized by high volatility during periods of economic instability. For example, certain Russian banks have in the past experienced difficulties that have caused them to become insolvent and have their licenses revoked, such as Bank Yugra, or to recognize large loan impairment provision losses that required steps to replenish their capital, as in the case of the Promsvyazbank, Bin Bank and Otkritie Bank.

        A continuation or repetition of this downturn in the global financial markets as well as a toughening or extension of international sanctions against Russia and the resulting volatility of the trading price of our shares and ADSs may negatively impact our ability to obtain financing on commercially reasonable terms, either domestically or overseas, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to generate sufficient free cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.

        We have an amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2017, our consolidated total debt, including capital lease obligations, was RUB 303,570 million. Our finance cost for the year ended December 31, 2017 was RUB 26,064 million, net of the amounts of interest capitalized.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditure will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our financial indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. The existing debt servicing is becoming more difficult due to our dependence on floating interest rates in the financial markets.

        We may not be able to generate sufficient cash flow or access domestic or international capital markets, or incur additional loans to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity for a number of reasons. For example, the terms of some of our loan agreements may require us to prepay the loan in certain circumstances, such as a deterioration in our credit rating, a delisting of our shares or a drop in our retained earnings below a certain level. This, in turn, may force us to sell assets, reduce or delay capital expenditure or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs.

        The ruble has weakened significantly against the U.S. dollar during the period of 2014 to 2016, which can be explained by external geopolitical factors, limited financial markets, decrease in oil prices, international ratings agencies' downgrades of Russia's sovereign rating, reduction in internal consumption and other factors.

        For example, on December 31, 2014, the official exchange rate published by the CBR was 56.26 rubles per U.S. dollar. The ruble continued to depreciate against the U.S. dollar reaching 72.88 rubles per one U.S. dollar on December 31, 2015, whereas on December 31, 2016, it amounted to 60.66 rubles per one U.S. dollar. On December 31, 2017, ruble amounted to 57.60 per one U.S. dollar.

        See also "—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble, as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our financial results."

        The stability of the ruble will depend on many political and economic factors. These include the ability of the government to finance the deficit of the state budget without recourse to monetary emissions and to control the level of interest rates and inflation. Furthermore, changes in foreign currency regulation may affect our ability to fund payments denominated in foreign currency and result in us entering into supplementary agreements with our foreign counterparts.

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

        We also anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of the ADSs. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar. Any further depreciation of the ruble against the U.S. dollar could therefore materially adversely affect our financial condition, results of operations and prospects and the value of our ADSs. See also "Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble, as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our financial results.

        A significant portion of our expenditure and liabilities, including capital expenditure and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. If the local currencies of the countries where we operate decline against the U.S. dollar and/or euro and our costs increase so that we cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. At the same time, the devaluation of local currencies against the Russian ruble can adversely affect our revenues reported in Russian rubles and increase our costs in terms of local currencies. In addition, local regulatory restrictions on the purchase of hard currency in the majority of countries where we operate (for example, Ukraine) may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in those countries. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of currency exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

        Ukraine's economic crisis combined with political unrest and events in the Eastern part of Ukraine have led to the weakening of the hryvnia, with the exchange rate rising from 15.77 hryvnias per one U.S. dollar on December 31, 2014 to 24.00 and 27.19 hryvnias per one U.S. dollar on December 31, 2015 and on December 31, 2016, respectively, as a result of substantial capital outflow in response to the continuing political instability in Ukraine. As of December 31, 2017, the exchange rate amounted to 28.07 hryvnias per one U.S. dollar.

        See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Belarusian ruble depreciated against the U.S. dollar, whereby the exchange rate increased from 11,850 Belarusian rubles per one U.S. dollar on December 31, 2014, to 18,569 Belarusian rubles per one U.S. dollar on December 31, 2015. On July 1, 2016, Belarus redenominated its currency on a scale of 10,000:1. As of December 31, 2016, the official exchange rate published by the National Bank of the Republic of Belarus amounted to 1.96 Belarusian rubles per one U.S. dollar. As of December 31, 2017, the official exchange rate published by the National Bank of the Republic of Belarus amounted to 1.97 Belarusian rubles per one U.S. dollar. The possible devaluation of the Belarusian ruble in the future may adversely affect our revenues from this market.

        See also "—Inflation could increase our costs and adversely affect our results of operations" and "Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        We have to make significant capital expenditure, particularly in connection with the development, construction and maintenance of, and the purchasing of necessary software for, our mobile and fixed-line networks. We had capital expenditure in the amounts of RUB 96,111 million (excluding costs of RUB 3.382 billion related to the acquisition of a 4G license in Russia and RUB 7.044 billion related to the acquisition of a 3G license in Ukraine in 2015) in 2015, RUB 83,551 million (excluding costs of RUB 2.598 billion for the acquisition of a 4G license in Russia) in 2016 and RUB 76,431 million in 2017. Further, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditure. See "Item 4—Information on Our Company—A. History and Development—Capital Expenditure."

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

        During the period of 2014 to 2018, the United States and the European Union announced sanctions applying to a number of Russian and Ukrainian individuals and associated institutions which were considered to have contributed to the situation in Ukraine and Crimea. The sanctions may be extended and our ability to gain external funding may be affected. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations" and "—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs."

        Our indebtedness and the limits imposed by covenants in our debt obligations could limit our ability to obtain additional financing and thereby constrain our ability to invest in our business and place us at a possible competitive disadvantage. In addition, we are currently unable to raise equity financing through newly issued depositary receipts, such as ADSs, due to Russian securities regulations providing that no more than 25% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. Prior to December 31, 2005 and at the time of our initial public offering, this threshold was 40% and our current ADSs program is near its full capacity. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and adversely affect our results of operations.

        The Russian and Ukrainian economies have been characterized by high rates of inflation, which over the past few years have been mainly driven by weakening of national currencies, restrictions on foreign trade and acceleration in food prices.

        In 2014, the Bank of Russia implemented an inflation targeting program. As a result of this, inflation in Russia amounted to 5.4% in 2016, which was significantly lower as compared to 12.9% in 2015, according to the Federal Statistics Service. In 2017, inflation decreased to lower than 3% as compared to the target level of 4%. By the end of 2017, consumer inflation reached its historically lowest level of 2.5% year-to-year. The Bank of Russia plans to maintain inflation at the 4% target level in the long-term. To achieve this target, the Bank of Russia will more likely change main parameters of monetary policy. However, despite its plans to maintain inflation at the target level, there are risks of inflation increase due to the following factors:

  •
  possible unfreezing of monopolies' tariffs. During last 10 years tariffs of infrastructure monopolies significantly affected inflation parameters, and contributed more than 40% to the total price volatility in certain years;

  •
  import of inflation due to exchange rate of the Russian ruble. Cumulative effect of domestic prices change in response to change of exchange rate of the Russian ruble is defined as an effect of transferring dynamics of an exchange rate to prices, it has been salient during rubble depreciation in 2014 and 2015; and

  •
  low monetization of the Russian economy. The degree of monetization of the Russian economy is lower than in developed countries and in countries of the Eastern Europe. Attempts to increase the monetization of the Russian economy by raising money supply will likely lead to an increase in inflation due to the lack of confidence on the part of residents and non-residents in the Russian banking system.

        According to the State Statistics Service of Ukraine, in December 2017, the inflation index was 13.7% for 2017 (as compared to 12.4% for 2016). According to the National Bank of Ukraine latest outlook, the consumer price index will stabilize at 7.3% by the end of 2018.

        In addition, a further decline in global oil prices coupled with capital outflow from growing markets and depreciation of national currencies might cause a rise in inflation. High inflation levels may lead, inter alia, to increased marketing expenditure that could, in turn, affect our operating margins and profitability.

        At the end of 2015, 2016 and 2017, inflation in Belarus amounted to 12.0%, 10.6% and 4.6%, respectively.

        High rates of inflation in Russia, Ukraine and other countries of our operation could increase our costs and decrease our operating margins. See also "Item 5—Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Inflation."

        See also "—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble, as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our financial results" and "Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

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

        In addition, Sistema, which owns a controlling stake in MTS and consolidates our results in its financial statements, is subject to various covenants in its credit facilities. These covenants impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In its indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain indebtedness level / EBITDA ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy. The inability to implement our business strategy may have a material adverse effect on our financial condition and results of operations.

A change in control could have a material adverse effect on our financial condition and results of operations.

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

        In addition, under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Sistema disposes of its stake in our company and a third party takes a controlling position in our company. The occurrence of any such event of default or failure to make any required prepayment, which leads to an event of default, could trigger cross default / cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders' equity. If Sistema were to dispose of its stake in us, our company may be deprived of the benefits and resources that it derives from Sistema, which could harm our business.

Risks Relating to Economic Risks in Our Countries of Operation

Economic instability in the countries where we operate could adversely affect our business.

        Since the dissolution of the Soviet Union in 1991, the economies of Russia and other countries where we operate have experienced periods of considerable instability. For example, GDP level significantly impacted basic commodity prices as was detected during the crisis in 2008 and 2009.

        In 2016, the decline in the GDP of Russia was 0.2%, compared to 3.7% in 2015, according to the Federal State Statistics Service. The Ministry of Economic Development revised its forecast for Russian GDP up to 2.1% in 2017 from the previous forecast of 2.0%, and its current forecast for the GDP of Russia for 2018, 2019 and 2020 is in the range of 2.1-2.3%, compared to just 1.5% in its previous forecast.

        In January 2018, the Ministry of Economic Development forecasted that the Russian economy would grow 1.4-1.8% in 2017, and not 2.1%, as previously forecasted. This rate corresponds with the monthly and quarterly data of the Federal State Statistics Service. The Ministry of Economic Development expects that the economy will accelerate to a rate of about 2% in 2018, and a budget surplus will be 1%.

        Any future economic downturns in Russia or the other countries where we operate, could lead to a decrease in demand for our services and, consequently, in our revenues, and negatively affect our liquidity position and ability to obtain further debt financing, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The Russian banking system remains underdeveloped, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.

        Russia's banking and financial services systems are less developed or regulated as compared to other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities are generally not insured.

        In recent years, there has been a rapid increase in lending by Russian banks, which has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks (including the banks with which we conduct banking transactions) to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the CBR has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently, a number of banks and credit institutions have lost their licenses due to the deficiency of capital and failure to meet the CBR requirements. In 2014-2017, for instance, the CBR revoked the licenses of a number of Russian banks for reasons associated with implementing high-risk lending policies, loss of liquidity and non-compliance with anti-money laundering legislation. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

        There is currently a limited number of sufficiently creditworthy Russian banks and few ruble denominated financial instruments in which we can invest our excess ruble cash. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks.

        In the event of a banking crisis, Russian companies may be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that may occur during such crisis. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

The physical infrastructure in Russia, Ukraine and the other countries where we operate is in poor condition, which could disrupt our normal business activities and adversely impact our results.

        The physical infrastructure in Russia, Ukraine and the other countries where we operate largely dates back to Soviet times and has not been always funded and maintained over the past years. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. For example, in August 2009, a major accident occurred at Russia's largest power plant, the Sayano-Shushenskaya hydroelectric power station, resulting in flooding of the engine and turbine rooms and the death of 75 people. Power generation from the station ceased completely following the incident, which led to a major power outage in the nearby residential areas and at certain industrial facilities as well as pollution of the rivers and soil as a result of an oil spill from the transformer.

        In addition, the road conditions throughout our countries of operation are poor with many roads not meeting minimum quality standards, causing disruptions and delays in the transportation of goods to and within these countries. The Russian and Ukrainian governments are actively considering plans to reorganize their national rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. The deterioration of the physical infrastructure in Russia, Ukraine and the other countries where we operate harms the national economies, adds costs to doing business in these countries and generally disrupts normal business activities. These difficulties can impact us directly; for example, we keep portable electrical generators to help us maintain base station operations in the event of power outages. Further deterioration of the physical infrastructure in Russia, Ukraine and the other countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased charges and tariffs that may result from the government reorganization may also have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries.

        The economies of the countries where we operate are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, Ukraine and the other countries where we operate, and businesses in these countries could consequently face severe liquidity constraints. Additionally, as Russia produces and exports large amounts of oil and gas, the Russian economy is especially vulnerable to the price of oil and gas on the world market and a decline in the price of oil and gas could negatively impact its economy. Recent military conflicts and international terrorist activity have significantly impacted the oil and gas prices globally, and pose additional risks to the Russian economy. Both Russia and Ukraine are also major producers and exporters of metal products and their economies are vulnerable to world commodity prices and the imposition of tariffs and/or anti-dumping measures by the United States, the European Union or other principal export markets.

        The disruptions recently experienced in the domestic and international capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in emerging markets, including us, may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs. To the extent that the current market downturn continues or worsens, it may lead to constraints on our liquidity and ability to obtain debt financing, which may have a material adverse effect on our business, financial conditions and results of operations.

Political and Social Risks

Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

        The political and economic situation in Russia has been negatively affected by the global financial crisis, the economic sanctions imposed by the United States and the European Union and the ongoing volatile economic conditions. Other countries where we operate may pose similar challenges, for example, Ukraine, where political tensions and uncertainty are continuing. See also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations." Current and future political changes in Russia and the other countries where we operate, major policy shifts or a lack of consensus between the various branches of power and powerful economic groups could disrupt or reverse economic and regulatory reforms. This could, in turn, lead to further political instability or conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations, prospects and the value of our shares and ADSs. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

Potential conflict between central and regional authorities could create an uncertain operating environment hindering our long-term planning ability.

        The Russian Federation is a federation of units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. A lack of consensus between the federal government and local or regional authorities could result in the enactment of conflicting legislation at various levels and may lead to political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws, as well as governmental and administrative decisions implementing them and certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus may hinder our long-term planning efforts and create uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, which can halt normal economic activity and disrupt the economies of neighboring regions. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some parts or the whole of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. Any of these factors could materially adversely affect our business and the value of our shares and ADSs. In Ukraine, the political instability and the tensions in eastern Ukraine may also have negative effect on our business operations.

        See also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

A deterioration in relations between Russia and other former Soviet republics, as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.

        Relations between Russia and certain other former Soviet republics are or have in the past been strained. For example, in August 2008, an armed conflict erupted between Russia and Georgia over the self-appointed republics South Ossetia and Abkhazia, culminating in Russia's recognition of their independence from Georgia The political and economic relationships between Ukraine and Russia have also been strained in recent years, see also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations" and "—Risks Relating to our Financial Condition—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble, as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our financial results."

        The United States and the European Union have imposed sanctions on certain Russian and Ukrainian persons and entities. No individual or entity within our group has been designated with sanctions introduced by either the United States or the European Union. However, additional designations may be made, or additional categories of sanctions may be created, at any time, and we can give no assurance that any member of our group, or individuals holding positions within our group, will not be affected by future sanctions designations.

        Non-compliance with any potential sanctions could result in, among other things, the inability of the relevant group entities to contract with the governmental authorities of the United States or the decision-making and executive bodies of the European Union, or their agencies, potential civil or criminal liability for the sanctioned individuals and entities and their associates under the US and/or EU law, the imposition of significant fines and reputational damage.

        Further tensions between Russia and other countries and any escalation of the existing tensions, the imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a negative effect on the Russian economy, the financial condition of our partners and suppliers, our ability to conduct trade and financial transactions, our ability to obtain financing on commercially reasonable terms (or at all), and the level and volatility of the trading price of our shares and ADSs.

        The Ukrainian Cabinet of Ministers initiated adoption of the Law "On Sanctions" by the Verkhovna Rada of Ukraine which came into force on September 12, 2014. The law provides for special economic and other restrictive measures against foreign states, foreign legal entities and individuals involved in activities threatening the national security, sovereignty and territorial integrity of Ukraine and the rights and freedoms of its citizens. The law stipulates 25 types of sanctions which include, among others:

  •
  asset freezing;

  •
  temporary limitation of a right to use or dispose of property;

  •
  cancellation or suspension of licenses and other permits, including special permits for subsoil use;

  •
  prohibition to use radio frequency resources in Ukraine; and

  •
  termination or suspension of rendering telecommunications services or utilizing telecommunications networks of general use.

        A draft law expanding the list of sanctions, stipulated by the Law "On sanctions" was introduced on July 13, 2015. It includes, inter alia, the seizure of any assets of Russian proprietary rights and any assets or private property in case of social necessity in the interests of the state. In addition, the Presidential Decree No. 549/2015 dated September 16, 2015 approved the decision of the National Security and Defense Council of Ukraine dated September 2, 2015 "On the application of personal special economic and other restrictive measures (sanctions)," whereby the list of individuals and legal entities to which these sanctions applied for a one-year term was specified. The list of sanctions was extended several times during the period under review.

        Pursuant to the Law of Ukraine "On the legal status of martial law" dated June 8, 2015, military command together with military administrations are permitted to temporarily limit certain rights, freedoms and legal interests of individuals and legal entities within specific territories where martial law is introduced. On June 28, 2015, amendments to the Law of Ukraine "On licensing of certain types of economic activity" came into force expanding the terms of license cancellation, including adoption of an "act on documentary proof of control over licensee actions by other states, carrying out armed aggression against Ukraine or whose actions create preconditions either for military conflict or use of military force against Ukraine." With effect from January 1, 2018, the licensing of certain activities in the telecommunications sector has been canceled in accordance with the Law of Ukraine "On licensing of certain types of economic activity."

        Furthermore, the Law of Ukraine "On amendments to the Law of Ukraine "On the protection of economic competition" came into force and is aimed to improve the procedures for control over the concentration of economic entities, and provides for special economic and other restrictive measures to a concentration's participant according to the Law of Ukraine "On Sanctions."

        The Law of Ukraine "On Amendments to the Law of Ukraine "On the protection of economic competition" regarding the improvement of control over the concentration of economic entities" is expected to be signed by the President of Ukraine and it will give the Antimonopoly Committee of Ukraine the right to refuse to consider applications for concentration submitted by companies included in the sanctions list. The draft law "On amendments to Article 9 of the Law of Ukraine "On State Registration of Legal Entities, Individual Entrepreneurs and Public Organizations" was introduced in Ukraine, which requires economic entities to publish information relating to their beneficial owners in the unified state register (in the event that the beneficial owner of the company is a resident of a country carrying out armed aggression against Ukraine). In addition, the draft law "On amendments to some legislative acts relating to labeling of products (or services) produced by suppliers tied with an aggressor country" stipulates that the suppliers of goods (or services) might be obliged to mark the advertising of products (or services) with the information on their ties with an aggressor country. The draft laws have not been considered by functional committee of the Verkhovna Rada and the Parliament of Ukraine yet.

        The Presidential Decree No. 133/2017 "On the decision of the National Security and Defense Council of Ukraine "On the imposition of personal special economic and other restrictive measures (sanctions)" dated May 17, 2017 imposed new sanctions and determined a new sanction list against 1,228 individuals and 468 legal entities. MTS Ukraine was not subject to these sanctions.

        According to that Decree:

  •
  mobile operators and providers of telecommunications services must restrict access to a number of Internet resources listed in the annexes to the Decree;

  •
  software usage of a number of legal entities listed in the annexes to the Decree is prohibited; and

  •
  rendering of telecommunications services and access to telecommunications networks is prohibited for a number of legal entities listed in the annexes to the Decree.

        In November 2016, NBU adopted a resolution that is aimed to, inter alia, impose restrictions on operations with persons and entities targeted by sanctions.

        On February 13, 2017, the Decree of the President of Ukraine No. 32/2017 provided the directions of legislative changes, that could lead to restriction of the use of software and telecommunications equipment produced in Russia and simplification for the regulators to access data from communication channels (for the purposes of the identification of service providers, blocking of certain information resources and facilitating the storage of telecommunications data by operators). These decisions may affect our operations to the extent that they allow access to information resources of Russian origin, using billing equipment and storing data from communication channels. Pursuant to this Decree, the draft law "On Amendments to the Law "On Sanctions" was submitted for public discussion on July 7, 2017, which proposes to impose additional sanctions, in particular, with regard to the prohibition or restriction of the use of Russian software on sensitive infrastructure objects, as well as software developed by companies that are subject to sanctions. This draft law was adopted by the Cabinet of Ministers of Ukraine on February 14, 2018.

        In March 2017, pursuant to the Resolution of the National Security and Defense Council of Ukraine dated March 15, 2017 "On the Imposition of Personal Special Economic and Other Restrictive Measures (Sanctions)," as approved by the Decree of the President of Ukraine No. 63/2017, NBU introduced sanctions aimed at Ukrainian subsidiaries of a number of Russian banks in order to prohibit financial operations, including any payments of dividends, in favor of the parent banks. This supplements a set of measures in respect of Russian entities subject to the sanctions introduced in accordance with the NBU Board Resolution No. 654 dated October 1, 2015 "On Ensuring the Implementation and Monitoring of the Effectiveness of Personal Special Economic and Other Restrictive Measures (Sanctions) and the Resolution No. 399 dated November 1, 2016 "On

Amendments to the Resolution of the Board of the National Bank of Ukraine No. 654 dated October 1, 2015."

        The Administration of the State Service of Special Communications and Information Protection of Ukraine developed a draft government resolution which provides further actions of authorized state bodies when blocking access to the information resources designated in the sanction list. The project provides, inter alia, connection to operators' networks of equipment to monitor the blocked information resources. Regarding the draft law special equipment might be connected to the operator's network, which may lead to additional costs. The document is under consideration.

        In June 2017, the Board of the National Bank of Ukraine adopted Resolution No. 46 "On Amendments to the Resolution of the Board of the National Bank of Ukraine No. 654 dated October 1, 2015." The Resolution set out the requirements for banks dealing with persons designated in the sanctions list, in particular, prohibiting them from executing payment documents of any customers designated in the sanction list and transferring any funds to their accounts.

        On October 5, 2017, the Law of Ukraine "On the basic principles of ensuring the cybersecurity of Ukraine" was adopted. The law provides the requirements and procedures for identifying critical infrastructure objects to ensure cybersecurity. All enterprises in the field of information and communications technologies might be recognized as objects of critical infrastructure that can bear the risks of additional costs and additional responsibility for ensuring cybersecurity.

        On October 19, 2017, The Ministry of Economic Development and Trade developed and submitted for public discussion the draft law "On Amendments to the Law of Ukraine "On foreign economic activities," which proposed to grant the Ministry of Economic Development and Trade a right to suspend foreign economic activities for a period of one year according to a submission of the Security Service of Ukraine if subjects of foreign economic activity carry out activities connected with the financing of terrorism and encroachment of national interests, national security and territorial integrity of Ukraine.

        There is still significant uncertainty regarding how these measures might affect VF Ukraine and our group, the extent and timing of any further sanctions, or the ultimate impact of these sanctions on our operations. These measures and any further measures and sanctions may have a negative effect on our business, financial condition, results of operations, prospects and the value of our shares and ADSs.

        See also "—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" and "Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations.

        Economic crisis, deterioration of key aspects of the economy and the lack of investment into the social infrastructure, has, amongst other things, led to the instability of the political situation in Ukraine where we have significant operations. Furthermore, the refusal of the Ukrainian Government to enter into an association agreement with the European Union in November 2013, incited mass protests in Kiev and other regions of the country. These protests caused, amongst other things, a downgrade of Ukraine's international ratings and significant depreciation of the national currency, see "—Risks Relating to our Financial Condition—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in

Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our financial results."

        On March 16, 2014, a referendum in favor of joining the Russian Federation was held in Crimea with the consequent declaration of independence Crimea from Ukraine and the accession to the Russian Federation by the parliament of Crimea.

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

        These events have resulted in heightened tensions between Ukraine and the Russian Federation and have strained relationships of the Russian Federation with the United States and the European Union, which may adversely impact our business. Furthermore, should the tensions between the Russian Federation and Ukraine continue or increase, or should the economic, social and political situation in Ukraine become further destabilized, our business interests in Ukraine and other impacted regions may be adversely affected or targeted. The continued impact of these events and any continuing or escalating military action, public protests, unrest, political instability or further sanctions could have a further adverse effect on our business in Ukraine, our financial condition and reputation.

        See also "—A deterioration in relations between Russia and other former Soviet republics, as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

Crime and corruption could disrupt our ability to conduct our business and thus materially adversely affect our operations.

        The political and economic changes in recent years in the countries where we operate have resulted in significant dislocations of authority. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the media in the countries we operate in regularly publish disparaging articles in return for payment. The depredations of organized or other crime or demands of dishonest officials could result in negative publicity, disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition, results of operations and prospects.

        Actions of fraudsters aimed against subscribers cause additional risks for operators. Despite our efforts to detect and prevent fraud, some forms of rendering services (for example, offering payments via external Internet sources) might entail risks of fraudulent charge-offs from subscribers' personal accounts. Such fraud actions could negatively affect our reputation and lead to an increase in subscriber churn, which could materially adversely affect our business, financial condition, results of operations and prospects.

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

        If we are unable to protect our business entities in the countries in which we operate from the withdrawal or suspension or regulatory scrutiny, this may adversely affect our business, financial condition and results of operations. For example, in June 2012, the authorities of the Republic of Uzbekistan began audits of the financial and operating activities of our wholly owned subsidiary, Uzdunrobita. Further various claims for violation of tax, antimonopoly and industry legislation were made against Uzdunrobita, which resulted in significant amounts of fines and penalties, revocation of all licenses and suspension of services. Total amount of damages was calculated and determined on the basis of all the aforementioned claims against Uzdunrobita and amounted to approximately RUB 18,375 million payable in equal installments over eight months.

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

        On July 31, 2014, we and the Republic of Uzbekistan signed a settlement agreement (the "Settlement Agreement") and MTS agreed to reenter the Uzbekistan market through a joint enterprise with MTS holding a 50.01% in the charter capital of the joint enterprise, while the remaining 49.99% belongs to a state-owned unitary enterprise established and managed by the State Committee for Communications, Development of Information Systems and Telecommunications Technologies of the Republic of Uzbekistan. The Settlement Agreement is governed by English law and provides for the resolution of any disputes arising out of the Settlement Agreement in the International Court of Arbitration under International Chamber of Commerce in Paris.

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

        In November 2014, ICSID discontinued international arbitration proceedings between MTS and the Republic of Uzbekistan following the submission of a joint application by both parties.

        On December 1, 2014, the joint enterprise, named UMS, launched sales of SIM cards through its proprietary network of 20 stores and through another 230 independent locations throughout Uzbekistan and started provision of 2G/3G telecommunications services on the entire territory of Uzbekistan.

        On August 5, 2016, we sold our 50.01% stake in UMS to the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of the Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan. The loss on disposal of investment in Uzbekistan was recorded in the financial report for the third quarter of 2016. See Note 27 to our audited consolidated financial statements.

        See also "—Political and Social Risks—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs" and "Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations.

        In December 2010, the Group suspended its operations in Turkmenistan following notification by the Ministry of Communications of Turkmenistan of a decision to suspend licenses held by BCTI, the Group's wholly owned subsidiary in Turkmenistan, initially for a period of one month starting from December 21, 2010, and then permanently.

        On May 24, 2012, we concluded an agreement with the state-owned telecom operator Turkmentelekom relating to our terms of operations in Turkmenistan, which resulted from negotiations between the Turkmenistan government and ministries. The agreement had a five-year term and could be extended for the following five years, provided certain terms and conditions are satisfied. Under this agreement, we were obliged to pay Turkmentelekom a monthly amount calculated as 30% of our net profit in Turkmenistan based on accounting rules of Turkmenistan.

        On July 25, 2012, we, our subsidiary BCTI, the Republic of Turkmenistan, the Ministry of Communications of Turkmenistan, the state-owned company, Turkmentelecom, and a mobile operator, Altyn Asyr, signed a settlement agreement (which included the dismissal of all international lawsuits) concerning the suspension of our operations in Turkmenistan in December 2010.

        In August 2012, we restarted our mobile communication network in Turkmenistan and resumed providing services to subscribers who had not canceled their contracts. Since October 1, 2012 we resumed our operations in Turkmenistan entirely and started entering into contracts with new subscribers.

        On September 29, 2017, we announced that we were compelled to suspend communication services in Turkmenistan from 00:00 September 29, 2017, due to the actions of Turkmenistan, the Ministry of Communications of Turkmenistan, the state-owned telecommunications company, Turkmentelekom, and its wholly-owned subsidiary, Altyn Asyr, the state owned mobile operator in Turkmenistan. These actions resulted in the disconnection of international and long-distance zonal communication services and Internet access.

        Although our license for communication services in Turkmenistan is valid until July 26, 2018, we currently remain unable to operate in the country and are pursuing our legal remedies.

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

        In addition, the Russian tax authorities have brought tax evasion claims relating to Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        In addition, in 2015 the Prosecutor General's Office of Ukraine started criminal proceedings on the fact of "unauthorized intervention" in the operation of MTS Ukraine telecommunications network in Crimea on March 15 and 16, 2014. The outcome of the investigation is currently unclear. Possible legal risks or risks concerning our license terms and conditions arising from the proceedings might adversely affect our business, financial condition and results of operations.

The level of development of corporate and securities laws and regulations in Russia could limit our ability to attract future investment.

        The regulation and supervision of the securities market, financial intermediaries and issuers are less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, insider trading, disclosure and reporting requirements, are relatively new, while other laws concerning anti-fraud and directors' and officers' liabilities remain underdeveloped. The Russian securities market is regulated by several state authorities, which poses certain risks.

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct capital markets transactions. The regulatory requirements imposed on Russian issuers may lead to delays in the placement of securities and access to capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to us. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

        Furthermore on July 1, 2016, provisions of the Federal Law No. 210 stipulating the new procedure for corporate actions became effective which, inter alia, provides for a possibility of remote participation at general meetings of security holders (e-voting) for those shareholders who hold their shares either directly on a share register or through a depositary. This new procedures may lead to delays in voting process and inconsistencies and may entail additional risks due to their novelty to the Russian market.

There is insufficient minority shareholder protection in Russia.

        Minority shareholder protection under Russian law principally derives from (a) supermajority shareholder approval requirements for certain corporate actions, (b) the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions, (c) the ability of a shareholder to sell his shares at a fair price when the control is changed, the company is acquired at a price determined in accordance with the requirements of the current legislation, (d) shareholders' right to challenge decisions of the company's management bodies in certain circumstances, and (e) shareholders' right to challenge transactions which caused company's loss. Companies are also required under Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. In practice, enforcement of these protections has not always been effective. Shareholders of some companies have suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

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

        While the Federal Law on Joint Stock Companies provides that shareholders owning not less than 1% of the company's stock may bring an action for damages caused to a company by its CEO, member of the Board of Directors or its Management Board and certain other officials acting on behalf of the company, minority shareholders may have difficulties with proving such damages with the court and as a consequence their claims may be denied by the court. In 2009, legislation was adopted which contemplates class action litigation and in 2015 mechanism of class action regarding corporate disputes was introduced. Although there have been several disputes in the past few years, Russian courts do not have a clear and consistent approach in regards to class action litigation. In addition, the issue of claims by shareholders against the company to compensate the shareholders for their losses is not clearly regulated by the current legislation.

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

        According to the amendments to the Civil Code of the Russian Federation, which came into effect on September 1, 2014, shareholders and participants of Russian companies have, inter alia, the following rights, which can be executed via judicial proceedings:

  •
  to demand the liquidation of a company in case of failure to achieve a corporate purpose for which it was created, including a case when an operation of a company becomes impossible or is substantially hampered; and

  •
  to demand exclusion of a shareholder or a participant (except for the public joint stock companies, including MTS) whose actions/inactivity either cause significant harm or hampers the company's operations.

        In this regard, we cannot rule out the possibility of such claims being filed against us. Should such claims be brought, this may have a negative impact on our business, financial condition and results of operations.

Shareholder liability under Russian legislation could cause us to become liable for both obligations of our subsidiaries and losses of the legal entities in which we have a practical possibility of determining actions.

        The Civil Code of the Russian Federation, the Joint Stock Companies Law and the Federal Law "On Limited Liability Companies" generally provide that shareholders in a Russian joint stock company or members of a limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an "effective parent." The entity whose decisions are capable of being so determined is deemed an "effective subsidiary." The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out its decisions or decisions made with its consent. However, joint and several responsibility of the effective parent is excluded in case of voting of the effective parent on the approval of the transaction at a general shareholders' meeting of the effective subsidiary, as well as the approval of the transaction by the body of the effective parent, if the need for such approval is envisaged in the charter of the effective subsidiary and/or the effective parent. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or failure to act of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises.

        Accordingly, we could be liable in some cases for debts of our subsidiaries and losses of the legal entities to the extent that we had any power of determining such subsidiaries' actions that caused such losses. This liability could have a material adverse effect on our business, results of operations and financial condition.

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

  •
  the approval by shareholders of a "major transaction," which involves property in excess of 50% of the balance sheet value of the company's assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated (including those which are simultaneously interested-party transactions), except for transactions undertaken in the ordinary course of business;

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

        For example, during 2015-2017 we repurchased MTS ordinary shares, for more details see "Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers." Our obligation to purchase shares in these circumstances, which is limited to 10% of the company's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects. Under Russian law, if we are unable to sell the repurchased shares at a price equal to or exceeding the market price within one year of the date of repurchase, we will have to reduce our charter capital accordingly.

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

        Starting from the effective date of the Strategic Foreign Investment Law, a foreign investor (including Russian citizens having foreign citizenship according to the amendments which came in force on July 1, 2017) seeking to obtain direct or indirect control over a strategically important company is required to have the respective transaction pre-approved by a special governmental commission on control of foreign investments. On December 6, 2014, the amendments to the Strategic Foreign Investment Law came into effect. The law stipulates that foreign investors are obliged to obtain prior approval of transactions envisaging the acquisition of right of ownership, possession or use of property classified as the fixed production assets of a strategic company and the value of which represents 25% or more of the balance sheet value of the assets of such company as of the last reporting date, according to accounts. In addition, foreign investors are required to notify this authorized governmental body about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of strategically important companies. Within 180 days from the effective date of the Strategic Foreign Investment Law, foreign investors having 5% or more of the charter capital of strategically important companies were required to notify the authorized governmental body about their current shareholding in such companies.

        Commencing December 6, 2014, a foreign investor is also obliged to notify the authorized governmental body about the fact of conducting the pre-approved transactions. With effect from July 1, 2017, according to the amendments, offshore companies (and companies under their control) are prohibited from obtaining control over a strategically important company and are obliged to have any acquisition of 25% or more of right of ownership of voting shares pre-approved. According to the amendments that came into force on July 1, 2017, certain sanctions may be imposed in respect of such transactions conducted without notification, for example, a deprivation of the foreign investor of any voting rights at a shareholders' meeting of strategically important companies through judicial proceedings brought by an authorized governmental body.

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

        Following an amendment to the Federal Law on Communications, which became effective July 1, 2006, fixed-line operators began charging their subscribers for calls to mobile phone users and started to transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is established by the regulator and is known as the "settlement rate."

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

        In November 2014, the Government of Russia considered a proposal on reconsideration of the interconnect regulation approach submitted by the Ministry of Communications. It is unclear yet how this proposal may be implemented, however it may potentially lead to a reduction in traffic transmission revenues and an increase in traffic transmission costs. The final decision on the implementation of this proposal has not been made yet.

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

        In December 2013 and July 2014, the State Commission for Radio frequencies introduced a number of modifications to the conditions of using the frequency band for 3G and 4G. These changes resulted in implementation of the principle of technological neutrality for frequency bands 900 MHz (UMTS and LTE) and 1800 MHz (LTE). The Government Regulation No. 480 dated May 24, 2014, requiring that tenders shall be held mainly in the form of auctions, came into force on June 6, 2014.

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

        With the entry into force of the Treaty on the Eurasian Economic Union (the "EEU") on January 1, 2015, a supra-national antimonopoly body empowered to control compliance with general competition rules on cross-border markets and to apply antitrust measures was established. Should violations with respect to companies operating on cross-border markets be identified, this might lead both, to imposition of fines in accordance with the legislation of the EEU and adoption of the decisions for compulsory execution.

        The amendments introduced to Article 5 of the Federal Law No. 115 "On Combating Legalization (Laundering) of Criminally Gained Income and Financing of Terrorism" dated August 7, 2001, entered into force on March 1, 2015. The list of organizations carrying out cash/other property operations, to whom the law requirements are applied, was expanded according to those amendments. In addition to telecommunications operators entitled to independently render mobile radio telecommunications services, the telecommunications operators occupying "substantial position" in public switched telephone networks entitled to independently provide data transmission services and render services on the basis of contracts with individual subscribers, have been also included in the list. A telecommunications operator which meets the specified criteria is obliged to provide the Federal Financial Monitoring Service with the information on cash/other property operations (that is subject to compulsory control or that seems suspicious while implementing the rules of internal control), as well as to take measures for freezing of cash assets / other property (in case there is an information on its involvement in extremist activities or terrorism). Lack of law enforcement practice may cause difficulties in interpreting the above-mentioned amendments and lead to additional burden for telecommunications operators.

        On July 8, 2017, the Federal Law No. 110 "On amendments to Article 66 of the Federal Law "On Communications" and Article 35 of the Federal Law "On Mass Media" dated June 7, 2017 came into force, which requires operators to transmit warning signals to telecommunications services users or inform them about dangers arisen by threat of occurrence of emergencies or occurrence of emergencies. Expenditure related to the transmission of warning signals is not compensated to operators.

        On April 4, 2016, the Ministry of Communications of the Russian Federation adopted the order No. 135 "On the approval of requirements for communication networks operation with respect to the use of services provided by third parties." The order came into force on July 26, 2017.

        According to the requirements, a telecommunications operator is obliged (on a quarterly basis) to provide authorities with data on foreign companies and foreign citizens that are engaged to provide works or services related to exploitation and management of its communication network. In addition, a telecommunications operator is obliged to store information concerning all actions on communication facilities executed by servicing staff or third parties engaged in exploitation and management of communication networks both from workplaces and with the use of a remote access.

        Consultations are underway with the Ministry of Communications of the Russian Federation to determine the exact list of communication facilities and actions, information in respect of which has to be stored. The amount of forthcoming costs is to be determined based on the consultations' results and first results of complying with requirements.

        The Federal Law No. 374 "On the introduction of amendments to certain legislative acts of the Russian Federation with respect to setting up of additional counter-terrorism measures and public security enforcement" was adopted on July 6, 2016. Pursuant to that law, operators are obliged to store information on the facts of receiving, transferring, delivery and/or processing of voice information and text messages, as well as images, sounds, video- and other messages of telecommunications services users (for a three-year period) and the contents of such communications, including voice data, text messages, pictures, sounds, video or other communications (for up to six months). The requirement relating to the storage of messages contents enters into force on July 1, 2018. The Government of the Russian Federation is responsible for approving the rules, terms and volume of information to be stored. The Government regulation "On rules, terms and volume of voice information, text messages, images, sounds, video- and other messages of telecommunications services users to be stored" was adopted on April 19, 2018. According to this regulation, voice traffic is required to be stored for a period of six months starting from July 1, 2018, and data traffic is required to be stored, starting from October 1, 2018, by using data storage technical equipment in the volume of electronic communication messages sent and received by the operator's subscribers (the actual traffic) during 30 days before the commissioning date of the technical equipment. Moreover, the capacity of the data traffic storage system is required to be increased by 15% annually. Significant additional costs will be required in order to comply with these requirements.

        Currently, the Russian Civil Code is undergoing the process of substantial revisions with new provisions being introduced relating to a number of sectors. At present, the potential interpretation of these amendments by state authorities (including the courts), along with their impact on our activities are unknown.

        On July 29, 2017, Federal Law No. 245 "On Amendments to the Federal Law" On Communications" was adopted and is aimed at further aligning the process of concluding a contract for the provision of mobile radiotelephone communication services without appropriate identification of a subscriber (i.e., a user) of communication services. The effective date for these changes is June 1, 2018. Additional costs will be required to provide a set of measures to improve the filling of databases with information about subscribers and the organization of interaction with state systems to verify the reliability of information about subscribers.

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

        One of our subsidiaries, MGTS, is categorized as a natural monopoly in the Moscow telecommunications market. According to the Federal Law No. 223 "On Procurement Process," natural monopolies are obliged to conduct the procurement process in accordance with the principles of transparency and non-discrimination and unjustified limitation of competition. If our subsidiaries that are under additional regulations as natural monopolies are found failing to comply with the law on procurement process, inter alia in case of collective tendering with us, our subsidiaries can be subject to penalties. See also "—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations."

Russian and foreign legislation on personal data and information security in information systems and communication networks may turn out to be hard to implement and require significant resources. Inability to comply with the requirements may lead to sanctions.

        Communication operator activity in the sphere of information security in the Russian Federation is represented by the following legal acts: Federal laws "On communication," "On information, information technologies and information protection," "On personal data," "On trade secret," "On electronic signature," by-laws of the Government, FSTEC, FSS, Ministry of Communication and The Federal Service for Supervision of Communications, Information Technology and Mass Media of the Russian Federation, among others. Main risks, posed by organization of processing and providing security of personal data include the following factors:

  •
  ambiguity of applicability of legislation on communication, personal data, trade secret, etc. to a single object of legal regulation. Data may be simultaneously attributed to different categories of limited access information, which fall under different information security requirements under different sections of the Russian legislation;

  •
  responsibility of personal data operators for the actions of the third parties, processing personal data at the request of personal data operators;

  •
  ambiguity of the criteria for determining personal data protection level during its processing in the information systems (for example, in case undocumented possibilities in system and/or applied software exist), set by Government Decree No.1119, dated November 1, 2012;

  •
  high level of requirements to the personal data protection;

  •
  significant costs on creation of information protection system and support of protection level;

  •
  necessity to use the means of information protection, which have undergone a special conformity assessment procedure; replacement of the existing means of information protection with the ones, certified by FSTEC and FSS of Russia may require additional costs on certification of the existing means of information protection and later on certificates renewal (because of the limited period of certificates validity);

  •
  in case of untimely obtaining licenses or untimely confirmation of licenses for the technical and cryptographic protection activity of confidential information by FSTEC of Russia or FSS of Russia, the company wouldn't be able to provide the corresponding commercial services to the third parties; and

  •
  ambiguity of the requirement of Federal law No. 152 to localize processing of the Russian citizens personal data on the territory of Russia, keeping the possibility of cross-border transfer of this data.

        In case of non-compliance with the Russian legislation on information security and personal data protection, the company cannot rule out the possibility of imposing sanctions by the regulatory bodies in the form of fines, confiscation of uncertified means of information protection, suspension of business processes for 90 days as well as suspension or withdrawal of the license, allowing to provide communication services, technical and cryptographic protection of confidential information.

        In addition, it is possible that subscribers will file legal claims, seeking to reimburse tangible and moral damage in connection with the violation of the legislation requirements. With effect from May 25, 2018, the General Data Protection Regulation will come into force in the European Union. At the moment, it is unclear how the requirements of this new Regulation may affect operations of companies that are subject to them. If the resources required to maintain, develop and implement data protection and information security systems meeting the legislation requirement are greater than expected, or we fail to comply with the data protection and information security laws despite our best efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

Changes in Ukrainian telecommunications legislation have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations.

        In November 2012, the NCCIR issued the decision regarding the rules governing the provision of MNP service, which enables the subscribers to retain their telephone number after switching from one operator of mobile communications to another. MNP law came into legal force on July 5, 2013 with the beginning of switching to other operators from December 20, 2013. On December 30, 2013 a resolution that postponed the beginning of service provision to July 2014 came into legal force, however, implementation of MNP service was cancelled later on by a court decision. On July 31, 2015, the NCCIR approved the procedure for MNP service rendering and introduced amendments to the basic requirements of agreements for the provision of telecommunications services. The decision entered into force on September 8, 2015, after which the NCCIR appointed the Ukrainian State Center of Radio Frequencies ("USCRF") as an administrator of the centralized database of the ported numbers.

        In May 2017, operators received approved documents including technical requirements for MNP service. As of March 2018, the court proceedings regarding the choice of a supplier for the centralized database were still ongoing. The terms of MNP service launch must be set by the special decision of the NCCIR which has not been passed yet.

        The Verkhovna Rada of Ukraine regularly reviews different versions of draft laws "On Electronic Communications." The key one of these draft laws requires, inter alia, the identification of the entire subscriber base of operators. The draft law provides for a period of compulsory registration, being six months. The inability to identify subscribers within the prescribed timeframe could have a negative effect on business operations of VF Ukraine. The request of VF Ukraine and PrJSC "Kyivstar" with regard to extending the transition period to two years was passed to legislators by way of an official letter.

        In addition, on July 28, 2017, the NCCIR submitted for consideration to the Ukrainian government a new procedure for the identification of anonymous subscribers, which obliges operators to register subscribers in electronic form. The approval of this procedure and the introduction of an electronic subscriber identification system may result in additional costs for new equipment, interface, software and tools for digital signature recognition.

        Legislative changes regulating the telecommunications industry may materially adversely affect our business, financial condition and results of operations. See "Item 4—Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Legislation."

The Russian taxation system is underdeveloped and any imposition of significant additional tax liabilities could have a material adverse effect on our business, financial condition or results of operations.

        The discussion below provides general information regarding the Russian tax regime and is not intended to be inclusive of all issues. Investors should seek advice from their own tax advisors as to these tax matters before investing in our shares and ADSs. See also "Item 10—Additional Information—E. Taxation."

        In general, taxes payable by Russian companies are substantial and numerous. These taxes include, among others, corporate income tax, value added tax, property taxes, excise duties, payroll-related taxes and other taxes.

        As of January 1, 2012, changes to the Tax Code of the Russian Federation enable Russian taxpayers that are part of a group to consolidate their financial results for profit tax purposes. It is yet unclear how the new legislative provisions will be applied by the tax authorities as currently only limited regulatory guidance is available on this matter. In addition to imposing certain criteria that must be met in order to create a consolidated tax-paying group, the law also limits certain transactions within the group (e.g. corporate restructurings). In 2014, we concluded an agreement with tax authorities, according to which the consolidated taxpaying group had to start functioning since 2016.

        However, pursuant to the law adopted in November 2015, the contracts on the set up of the consolidated taxpaying group were not subject to registration during the period of 2016 to 2017, and the contracts registered during the period of 2014 to 2015 are considered by tax authorities as not having been registered. In the absence of any official interpretation, it is currently difficult to estimate the implementation of new law on the agreements already registered by tax authorities.

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

        Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities are increasingly taking a "substance and form" approach, which may cause additional tax exposures to arise in the future. Moreover, the Russian Tax Code was amended with direct provisions which prohibit tax benefits, if achieved without real business activities, or the main aim of the transaction was tax benefits. Additional tax exposures could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        See also "Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Tax Audits and Claims."

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

        The rules of controlled foreign companies (CFC) came into force on January 1, 2015. The rules oblige Russian taxpayers being controlling persons of a foreign company to submit to the tax authorities both standard notifications on participation in CFC and tax declarations in certain cases. Profit generated commencing in 2015, including retained earnings, is subject to taxation in the Russian Federation. The innovations could impose additional tax on the undistributed profits of any foreign entity controlled by us (in proportion to such controlling stake) at the rate of 20%. These innovations caused amendments to the Tax Code providing for liability in case of non-disclosure or incomplete disclosure of information on CFCs and the non-payment or underpayment of relevant tax.

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

        On November 4, 2014, the President of the Russian Federation signed the Federal law No. 325 "On ratification of the Convention on Mutual Administrative Assistance in Tax Matters." Ratification of this Convention will enable the Russian Federation to receive tax information from all participating countries, which include a number of offshore jurisdictions.

        Lack of law enforcement practice may cause difficulties in interpreting the above-mentioned laws by the Russian tax authorities. It is also currently unclear how the enacted laws could affect our counterparties, which may be registered in off shore jurisdictions.

        In case the impact of legislative initiatives is significant for some of our counterparties it may also impact our results of operations.

The tax system in Ukraine is undergoing a reform and various tax laws are subject to different interpretations.

        Taxes and statutory charges are levied in accordance with the Tax Code of Ukraine ("TCU") that came into effect in 2011. Along with TCU requirements, Ukrainian taxpayers are obligated to follow other legal acts and legislative provisions. Applicable taxes include value added tax ("VAT"), corporate income tax ("CIT"), customs duties, payroll taxes and other taxes. Ukrainian legislation is ambiguous, which could result in various tax disputes due to a number of mutually controversial or incomplete provisions.

        For example, payments for computer software can be treated as royalty or payments for intangible assets depending on whether a company purchases end-user rights or not. VF Ukraine purchases limited rights for the use of computer software, which are currently determined as end-user rights with an appropriate taxation. However, such treatment could still be disputed.

        Also, rules established by the TCU for recalculation of the input tax credit for non-current assets are unclear. Uncertain transfer pricing rules and their inconsistent application by the Ukrainian tax authorities and courts may also adversely affect VF Ukraine's operations. VF Ukraine's transactions with its non-resident related parties as well as certain transactions with other non-residents registered in low-tax jurisdictions (exhaustive list of these jurisdictions is established by the Cabinet of Ministers of Ukraine) may fall under transfer pricing ("TP") rules. For 2017 such transactions should be treated as controlled ones provided the following two conditions are met: (i) taxpayer's annual income exceeds UAH 150 mln; (ii) total volume of transactions with one counterparty for the respective year exceeds UAH 10 mln. Based on TP legislation, Ukrainian entities engaged in controlled transactions are required to submit report on controlled transactions and prepare transfer pricing documentation to substantiate the price in a particular controlled transaction. However, we may not exclude the risk that the tax authorities might challenge the prices in intercompany transactions taking into consideration the fact, that TP practice in Ukraine is relatively new and there is lack of practical cases describing approach applied by tax authorities regarding intra-group pricing. In case of any price adjustments, VF Ukraine's effective tax rate may increase and its financial results may be adversely affected.

        Starting from 2018, to determine whether or not the taxpayer's business transactions are to be treated as controlled, the volume of such transactions should be calculated based on arm's length prices (instead of contractual prices as was previously commonly used in practice). These changes are intended to eliminate possible abuses such as a deliberate understatement of contractual prices; however, they may give rise to disputes with the tax authorities concerning the determination of whether the transactions should be treated as controlled.

        Generally, tax returns as well as primary documents in Ukraine can be subject to inspection for a three-year period and, for issues of transfer pricing—for a seven-year period. However, this term may be extended under certain circumstances, including criminal investigation.

        By the end of 2017, VF Ukraine had one unsettled dispute regarding advance CIT-payments:

  •
  the possibility to credit subsidiaries' CIT-overpayments generated at separate accounts against Company's CIT payable.

        In 2017, VF Ukraine submitted adjustments to CIT-returns for the years ended December 31, 2015 and 2016 in order to eliminate double taxation, arising from different profit calculation for accounting and tax purposes in earlier periods.

        During 2017 there was an obligation to register VAT invoices within 15 days from the date of issuance the act of acceptance or from the date of prepayment. In case VAT invoice is not registered, tax authorities may impose penalties up to 100%.

        CIT regulation may undergo significant changes in the nearest future. Ukraine is considered to move from tax regime under which companies' taxable profits are subject to a system where tax is paid only if corporate profits are distributed. Ukrainian companies are expected to be taxed on their actual and deemed distributed profits, including expenses incurred or other payments unrelated to economic activities, etc. It is not stated yet if the companies will be able to use deferred tax assets or set off CIT-overpayments against future tax payable. These and other changes could have a material adverse effect on our results of operations and financial condition.

        While we believe that we currently comply with the tax laws affecting our operations in Ukraine, it is possible that relevant authorities may take differing positions with regard to interpretative issues resulting in additional payment obligations and penalties, which may result in a material adverse effect on our results of operations and financial condition.

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

        If the Russian tax authorities were to impose significant additional tax liabilities through the introduction of transfer pricing adjustments, they could have a material adverse impact on our business, financial condition and results of operations. The adoption of the new transfer pricing rules may increase the risk of transfer pricing adjustments being made by the tax authorities. In addition to the usual tax risks and tax burden imposed on Russian taxpayers, the uncertainties of the new transfer pricing rules complicate tax planning and related business decisions. It will also require us to ensure compliance with the new transfer pricing documentation requirements proposed in such rules. Uncertainty of the new rules may also require us to expend significant additional time and material resources for implementation of our internal compliance procedures. Tax authorities could impose additional tax liability as well as 40% penalties on the underpaid tax in case the prices or profitability are outside the market range and if the required transfer pricing documentation has not been prepared, which could have a material adverse effect on our results of operations and financial condition.

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

We are subject to currency control regulations.

        The Currency Control Law provides a framework and establishes general rules within which the government of Russia and the Bank of Russia are authorized to introduce certain measures of currency regulation, in connection with which there may be some uncertainty in the process of our implementation of foreign exchange operations when importing equipment.

        The change in the currency regulation may negatively affect our performance of obligations under contracts previously concluded with Russian and foreign counterparties, requiring us to make payments on them in foreign currency and necessitating the conclusion of additional agreements in relation to the relevant contracts. As a result, we are exposed to the risks of changes in the currency regulation and foreign exchange control in Russia.

The introduction of new critical information infrastructure regulation may lead to additional costs which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Federal Law No. 187 "On the Security of the Critical Information Infrastructure of the Russian Federation" which came into force on January 1, 2018 (the "Law on CII") provides for the creation of a register of CII objects, to which the communication networks are assigned. Both state-owned and non-state-owned organizations are classified as subjects of the CII.

        The law envisages criminal penalties imposed on officials owning CII objects if the security requirements in respect of such CII objects are not met and damage is incurred. Information on CII objects security is classified as a state secret. CII subjects, including communication operators, are required to, among other things:

  •
  categorize CII objects (for the communication operators they include at least communication network management system, attributing communication networks to the first (the highest) category is likely);

  •
  agree the allocation between categories with the authorities (FSTEC—Federal Service for Technology and Export Control of the Russian Federation);

  •
  introduce a dedicated position or assign a person, responsible for CII objects security management;

  •
  create a security system and implement measures targeted at CII protection and protection of information, belonging to the corresponding category; and

  •
  set up and provide the operations of means for attacks search on the communication network with the transfer of management to the authorized body (FSS of Russia).

        Draft by-laws envisage measures aimed at CII objects protection, which are difficult to implement, especially as regards the use of certified information protection means, which are not used in such communication standards as 3GPP, ETSI, etc. The implementation of these requirements will likely require additional costs to be incurred. Introduction of this or similar regulations, which may require additional costs to be incurred by us or otherwise negatively affect us could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        Pursuant to the Russian securities laws, depositaries, and as a result, ADS holders are not able to vote in connection with the shares underlying ADSs on behalf of the ADS holders unless they provide certain information to the issuer. At a minimum, this information includes the identity of the holder of the ADSs, registration details including a state registration number (for legal entities), and the number of shares attributable to each ADS holder.

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

        For information on the closing price of our ADSs on the New York Stock Exchange, see "Item 9—Offer and Listing Details—A.4. Market Price Information."

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

        For example, market price of our ADSs experienced volatility in 2017 due to legal proceedings relating to Sistema, initiated by Rosneft, Bashneft and the Ministry of Land and Property Relations of Republic of Bashkortostan, and arrest of 31.76% of shares in our authorized capital held by Sistema, which was lifted in December 2017 as a result of execution of the settlement agreement.

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

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. The tax burden may be reduced to 5% or 10% under the United States—Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning 10% or more of the company's voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company's voting shares. However, according to the recent amendments to the Russian Tax Code, U.S. holders will only be able to utilize the 5% reduced rate through tax reimbursement procedures, as the tax agent is required to use the baseline tax rate established by the code or the applicable tax treaty, whichever is appropriate. See also "Item 10—Additional Information—E. Taxation—United States—Russia Income Tax Treaty Procedures."

        The Russian tax rules in relation to ADS holders (that would affect U.S. holders) are characterized by significant uncertainties and limited interpretive guidance. Recent amendments to the tax rules have clarified the status of the ADS holders as beneficial owners of the income from the underlying shares by establishing that the custodian holding the depo account with the shares underlying the ADSs acting as the tax agent and determines amounts of the withholding tax based on the information about the ADS holders and their tax residency status as provided by the program depositary. However, the application of the baseline tax rate for ADS holders and any double tax treaty relief is available only if the tax treaty residence of the holder is provided to the custodian along with the other information prescribed by the Tax Code. In relation to ADS holders such information is to be provided by the ADS holders to the depositary, who relays it to the custodian, who acts as the tax agent and withholds the taxes when making transferring the dividends to the depositary. It is currently unclear how the depositary will collect the necessary information from ADS holders. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States—Russia income tax treaty, in practice such relief may be difficult or impossible to obtain. See also "Item 10—Additional Information—E. Taxation" for additional information.

Capital gain from the sale of shares and ADSs may be subject to Russian income tax.

        Income received by a foreign company from the sale, exchange or other disposal (assuming that such income is not related to a permanent establishment of a foreign company in Russia) of shares (participation interest) in an organization in which over 50% of the assets consist of immovable property located in Russia, as well as financial instruments derived from such shares, is treated as income derived from a source in the Russian Federation and is subject to withholding tax at a rate of 20%. However, gains arising from the disposition of the securities, which are traded on an organized stock exchange, are not treated as Russian-source income, and should not be subject to taxation in Russia.

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

        Under the United States / Russia income tax treaty, capital gains from the sale of shares and/or ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term "fixed assets" is used in the Russian version of the treaty) were to consist of immovable property located in Russia.

        The taxation of income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. Russian tax law does not give a definition of how the "source of income" should be determined with respect to the sale of securities, other than that income from the sale of securities, which takes place "in Russia" should be considered as Russian source income. As there is no further definition of what should be considered to be a sale "in Russia," the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares, the location of the registrar recording the transfer of legal title to the relevant securities or other similar criteria.

        Non-residents who are individuals are taxable on Russian-source income. Provided that gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income, then such income should not be taxable in Russia. However, gains arising from the disposition of the same securities and derivatives "in Russia" by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities. See also "Item 10—Additional Information—E. Taxation."

The lack of a developed practice relating to share registration system in Russia and other countries where we operate may result in improper record ownership of our shares, including the shares underlying the ADSs, and other problems connected with the rights attributed to the relevant shares such as dividend payments.

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, the central registration system in Russia is under development. Since October 1, 2014, share registers of all joint stock companies are maintained by licensed registrars. Regulations were issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar; however, companies are no longer able to maintain the registers themselves. Nevertheless, in practice registrars tend to have relatively low levels of capitalization and insufficient insurance coverage.

        On December 7, 2011, amendments to the relevant legislation were adopted, substantially reforming the registration system by introducing the CSD. In the course of this reform of the share keeping system, numerous different depositaries with accounts in the registers of companies were replaced by a single central depositary, whose primary function is the custody of shares in all major companies. These changes became effective on January 1, 2012 and are still being implemented. On November 6, 2012, FSFM officially appointed the National Settlement Depositary as the central depositary. Since the central depositary opened its account in MTS' register in March 2013, all the other custodians are restricted from opening their accounts in the register. Currently the central depositary is the only custodian with an account in MTS' register and other custodians hold custodial accounts with the central depositary.

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

        On April 13, 2017, the NBU adopted a resolution that allows the repatriation of dividends not only for the period of 2014 to 2015, but also for 2016, and simplifies the mechanism of such payments, allowing the repatriation of dividends for the specified years in a total amount of up to 5 million U.S. dollars within one month. The NBU adopted a resolution, which changes the terms of the repatriation of dividends to foreign shareholders of Ukrainian companies with effect from November 15, 2017. Accordingly, the repatriation of dividends accrued until 2016 is permitted. The monthly limit on the repatriation of dividends for the period of up to 2013 is equivalent to 2 million U.S. dollars. In March 2018 the NBU adopted another resolution, which permits repatriation of dividends to foreign shareholders of Ukrainian companies accrued until 2017 in a total amount of up to 7 million U.S. dollars per month.

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

Factors over which we have little or no control may affect our revenues.

        Our business activities depend on a number of factors which are outside of our control, including natural disasters, imposition of a state of emergency in the countries of our operations, strikes and global and regional economic conditions. Any of these factors could result in deterioration of our revenues, which could have a material adverse effect on our results of operations, financial condition, prospects and the price of our ADSs.

Item 4.    Information on Our Company

A.  History and Development

        Mobile TeleSystems CJSC ("MTS CJSC") our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 47.21% of our share capital (50.04% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

        Our legal name is Mobile TeleSystems Public Joint Stock Company (MTS) and we are incorporated under the laws of the Russian Federation. Our head office is located at 5 Vorontsovskaya Street, Bldg. 2, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 495 223-2025. The address of our incorporation is 4 Marksistskaya Street, Moscow 109147, Russian Federation. We maintain a website at www.mtsgsm.com. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the deposit agreement.

        MTS is the new legal name of Mobile TeleSystems Open Joint Stock Company (MTS OJSC) registered on July 1, 2015 in order to comply with the regulations of Chapter 4 of the Civil Code of Russian Federation (as amended). MTS OJSC was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly owned subsidiary. Our charter was registered with the State Registration Chamber on March 1, 2000, which is our date of incorporation, and with the Moscow Registration Chamber on March 22, 2000. Our initial share issuance was registered by the Russian Federal Commission on the Securities Market on April 28, 2000.

        We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by ADSs on the New York Stock Exchange (the "NYSE") under the symbol "MBT." Each ADS represents two underlying shares of our common stock. Prior to May 3, 2010, each ADS represented five shares of our common stock.

        In September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic to form a joint venture with a GSM 900/1800 license to operate in Belarus. On June 26, 2002, MTS Belarus received all of the governmental approvals and licenses required to commence operations in Belarus and it began operations on June 27, 2002. In 2003 through a number of purchases we acquired a 100% stake in MTS Ukraine (now Vodafone Ukraine) for RUB 11,872 million. Starting from 2007 until 2015, we operated under the MTS brand in Ukraine. In 2015, as part of our strategic partnership with Vodafone, we introduced Vodafone brand in Ukraine.

        We started operations in Uzbekistan, following the two step acquisition of 100% ownership interest in Uzdunrobita in 2004 and 2007. In July 2012, we suspended providing services in Uzbekistan per the order from the State Agency for Communications and Information ("SACI") of Uzbekistan on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days which was subsequently extended to three months. On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated liquidation procedures. As a result, we lost control over the subsidiary and deconsolidated Uzdunrobita. In July 2014 the disputes between us and Republic of Uzbekistan were resolved. The parties signed the Settlement Agreement and according to its terms all mutual claims were eliminated. Furthermore, a new mobile operator, UMS, was established by governmental authorities of Republic of Uzbekistan. On September 24, 2014, an ownership interest of 50.01% in UMS was transferred to us as an incentive for reentrance into the country by the State Unitary Enterprise "Center of radio communications, radio broadcasting and television," the second shareholder of an operator, on behalf of the Republic of Uzbekistan. We started operations in Uzbekistan in December 2014. On August 5, 2016, we sold our 50.01% stake in UMS to the State Unitary Enterprise "Center of radio communications, radio broadcasting and television."

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

        In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million (RUB 1,343 million) in cash. Since October 2006, we have operated under the MTS brand in Turkmenistan. On December 21, 2010, the Ministry of Communication of Turkmenistan suspended our primary operating license and we ceased providing mobile telecommunications services in Turkmenistan. In August 2012, we restarted our mobile communication operations in Turkmenistan via MTS-Turkmenistan and resumed providing services for subscribers who did not cancel their contracts. Since October 1, 2012, we resumed our operations in Turkmenistan entirely and started entering into contracts with new subscribers. On September 29, 2017, we stopped providing communication services in Turkmenistan due to the actions of the state-owned telecommunication company Turkmentelekom, which resulted in the disconnection of international and long-distance zonal communication services and internet access. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telecom, the leading wireless operator in Armenia, for €260.0 million (RUB 9,142 million), and entered into a call and put option agreement initially valid until 2012 (and later extended until

2018) for the remaining 20%. K-Telecom operates in the GSM-900/1800 standard, covering the entire territory of Armenia. It historically operated under the VivaCell brand, and was re-branded as VivaCell-MTS in September 2008.

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

        In April 2013, we acquired a 25.095% stake in MTS Bank for 5.09 billion rubles through an additional share issuance by the bank. As of December 31, 2017 our interest comprised 26.61% of the bank's shareholding.

        In December 2014, we acquired controlling stakes in Penza-GSM, SMARTS- Ivanovo and SMARTS-Ufa, operating in Penza, Ivanovo and the Bashkortostan Republic, respectively. The acquired companies hold rights to use 900 and 1800 MHz radio frequencies within the regions mentioned. The acquisition enhances our spectrum resources in the above mentioned regions. The purchase price comprised of cash consideration and a deferred payment, payable in 18 months after the acquisition date. These companies were subsequently merged with MTS.

        In April 2014, we acquired a 10.82% stake in OZON , a leading Russian e-commerce company, through the purchase of OZON Holdings Limited's additional share issuance for RUB 2,702 million. Cooperation with OZON creates new distribution channels available to us through its extensive online retail platforms. As of December 31, 2017 our interest comprised 11.19%.

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

        In July 2017, we acquired a 100% ownership interest in Bashkortostan Cellular Communication OJSC, a company which operates in the Republic of Bashkortostan and holds rights to use 450 MHz and 2,100 MHz radio frequencies. The acquisition enhances our spectrum resources in the Republic of Bashkortostan.

        In October 2017, we acquired 50.82% of ownership interest in the Russian retail software developer Oblachny Retail LLC, operating under trademark LiteBox, with a call and put option arrangement existing over another 49.18% of shares. The deal allows us to enter the cloud-based cash register market as a fully licensed fiscal data operator ("FDO") and a provider of integrated digital cash management solutions for B2B clients.

        In December 2017, we purchased a 100% ownership interest in Praliss Enterprises, thus acquiring one of the world's leading eSport clubs—Gambit Esports. The acquisition is a part of our digital innovation strategy.

        In January 2018, we acquired a 78.2% of ownership interest in Kulturnaya Sluzhba LLC, operating under the trademark Ponominalu.ru. In February 2018, we acquired a 100% ownership interest in Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass LLC, operating under the trademark Ticketland.ru. These acquisitions allow us to enter the event ticket market, while broadening our suite of digital services, and integrate a key new product into existing loyalty program and mobile applications ecosystem.

Capital Expenditures

        We spent in total RUB 76,431 million in 2017 for network development in Russia and the other countries where we operate, which included RUB 53,366 million in cash expenditures on property, plant and equipment, and RUB 23,065 million for the purchase of intangible. We expect to spend approximately RUB 85.0 billion (excluding potential capital expenditures for acquisition of 4G or 3G licenses) in 2018 for the incremental improvements and enhancements to Long-Term Evolution ("LTE") networks throughout Russia, maintenance capital expenditures, replacement of outdated equipment of MGTS, as well as commercial 5G solutions, roll-out of LTE networks in Ukraine, construction of new sites and purchase of software for network managing in Armenia and other. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2018 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2018 excludes expenditures that may be made in connection with acquisitions. A breakdown of our capital expenditures in 2017 by country is set forth below.

        We spent RUB 367 million, 5 million and nill million and in 2017, 2016 and 2015, respectively, for acquisitions of subsidiaries, net of cash acquired from third parties. In addition, in 2015, we spent RUB 9,446 million, net of cash acquired, for acquisition of subsidiaries under common control.

Russia

        We spent RUB 65,161 million in 2017 for network development in Russia, including RUB 45,421 million in cash expenditures on property, plant and equipment, and RUB 19,740 million for the purchase of intangible assets.

Ukraine

        We spent RUB 10,287 million in 2017 for network development in Ukraine, including RUB 7,418 million in cash expenditures on property, plant and equipment, and RUB 2,869 million for the purchase of intangible assets.

Turkmenistan

        We spent RUB 126 million in 2017 for network development in Turkmenistan, including RUB 111 million in cash expenditures on property, plant and equipment, and RUB 15 million for the purchase of intangible assets.

Armenia

        We spent RUB 858 million in 2017 for network development in Armenia, including RUB 417 million in cash expenditures on property, plant and equipment, and RUB 442 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent RUB 2,990 million in 2017 for network development, including RUB 2,170 million in cash expenditures on property, plant and equipment, and RUB 820 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

B.  Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including data transfer, broadband, pay-TV and various value-added services, including Big Data, IoT, cloud services, financial services, e-commerce, as well as selling equipment, accessories and software. According to AC&M Consulting, we are the largest provider of mobile cellular communications services in Russia and the second largest in Ukraine in terms of mobile subscribers. According to our own estimates, we are also the largest provider of mobile cellular communication services in Armenia in terms of mobile subscribers.

        As of December 31, 2017, we had a mobile subscriber base of approximately 101.2 million (approximately 78.3 million in Russia, 20.8 million in Ukraine and 2.1 million in Armenia) which is a decrease of 3% compared to December 31, 2016. As of December 31, 2016, we had a mobile subscriber base of approximately 104.6 million (approximately 80.0 million in Russia, 20.9 million in Ukraine, 2.1 million in Armenia and 1.7 million in Turkmenistan), which is an increase of 3% compared to December 31, 2015. As of December 31, 2015, we had a mobile subscriber base of approximately 101.4 million (approximately 77.3 million in Russia, 20.4 million in Ukraine, 2.1 million in Armenia and 1.6 million in Turkmenistan).

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 33.1% market share as of December 31, 2017, based on TMT consulting data.

        Our revenues for the year ended December 31, 2017, were RUB 442,911 million, representing 1.7% increase from the year ended December 31, 2016. Our revenues for the year ended December 31, 2016, were RUB 435,692 million, which is an increase of 2.1% from RUB 426,639 million for the year ended December 31, 2015. Our net income for the year ended December 31, 2017, was RUB 56,590 million, which is an increase of 16.8% from the year ended December 31, 2016. Our net income for the year ended December 31, 2016, was RUB 48,450 million, which is an increase of 2.2% from RUB 47,404 million for the year ended December 31, 2015.

        Russia is our principal market, both in terms of subscribers and revenues. For the year ended December 31, 2017 approximately 93% of our revenues came from operations in Russia; approximately 6% of our revenues came from operations in Ukraine; and approximately 1% of our revenues came from operations in other countries, respectively.

        As of December 31, 2017, approximately 74% of our mobile subscriber base was in Russia and approximately 20% was in Ukraine. According to AC&M-Consulting, as of December 31, 2016, we had a 31% and 36% market share of total mobile subscribers in Russia and Ukraine, respectively.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2013	94.7	(2)
2014	98.6	(3)
2015	101.4	(3)
2016	104.6	(3)
2017	101.2	(4)

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

(2)
Excludes Uzbekistan subscribers and restated to reflect 3 months active subscribers.

(3)
Excludes Uzbekistan subscribers.

(4)
Excludes Turkmenistan subscribers.

        In August 2016, we ceased our operations in Uzbekistan. In September 2017, we suspended the provision of telecommunication services to our subscribers in Turkmenistan, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to servicing MTS clients. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of MTS—Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

        According to our estimates, overall mobile cellular penetration in Russia was approximately 179% as at December 31, 2017 and 179% as of December 31, 2016, which is 3% increase from 176% as at December 31, 2015. According to GSMA Intelligence, mobile cellular penetration in Ukraine was approximately 130.5% as at December 31, 2017 and 136.3% as of December 31, 2016, which represents an increase, compared to 134.1% as of December 31. According to our estimates, mobile cellular penetration in Armenia was approximately 121.5% as at December 31,2017 and 119% as of December 31, 2016, as compared to approximately 112.5% as of December 31, 2015.

        Our consolidated mobile subscriber base changed insignificantly in the first two months of 2018. Specifically, according to our estimates at March 1, 2018, we had approximately 101 million subscribers, including approximately 78.1 million in Russia, 20.8 million in Ukraine and 2.1 million in Armenia.

        As of December 31, 2017, according to our estimates, MTS Belarus had approximately 5,2 million subscribers and a leading market share of 44.8%. As of December 31, 2016, according to our estimates, MTS Belarus had approximately 5.2 million subscribers and a leading market share of 44.4% as at December 31, 2016, according to our estimates. As of December 31, 2015, according to our estimates, MTS Belarus had approximately 5.3 million subscribers and a leading market share of 45.5%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 123.4% as of December 31, 2017, according to our estimates.

        As of December 31, 2017, we had mobile licenses to operate and commercial mobile operations throughout the entire territory of Russia with a population of approximately 146.9 million people, throughout the entire territory of Ukraine with a population of approximately 42.4 million people, throughout the entire territory of Turkmenistan with a population of approximately 5.5 million people and throughout the entire territory of Armenia with a population of approximately 3.0 million people. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations," and "—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations."

        In 2017, we offer fixed line communications services in over 185 cities across Russia, covering a population of over 53 million people.

        Our Moscow fixed line operations contemplate communications services provided through incumbent operator MGTS. Our Moscow fixed line operations included 3.0 million unique residential subscribers as of December 31, 2017. We are the largest operator in the Moscow residential broadband market, with a 33.1% market share. MGTS holds licenses and regulatory approvals to provide local telephony, DLD/ILD voice telephony, interconnect to other operators, Internet and data transmission and other services.

        Our fixed line operations in other cities include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. As of December 31, 2017, we had 2.9 million unique residential subscribers according to our estimates. Fixed line services are also provided in Ukraine and Armenia with digital telephony communications services, data transmission, Internet access and the renting of channels.

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

Current Operations

        We are a provider of wireless and fixed line communications services in Russia, Ukraine, Armenia and Belarus.

        In addition, we provide system integration services, IoT solutions, e-ticketing and cloud services.

Subsidiaries

        For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see "Item 4. Information on our Company—C. Organizational Structure."

Mobile Operations

Network Infrastructure—Mobile Core

        As of December 31, 2017 MTS Mobile core network in Russia includes the following nodes:

  •
  Mobile switching centre-server (MSC-S): 108 nodes, servicing 60 mln. subs.;

  •
  Media gateway (MGW): 151 nodes, maximum capacity 3.6 mln. Erl.;

  •
  Subscriber Data Management (SDM) includes 35 nodes (Home Location Register (HLR) / Home Subscriber Server (HSS)).

18 Serving GPRS Support Node/Mobility Management Entity (SGSN/MME) and Serving/Packet Data Network—Gateway (S/P-GW) nodes are used to handle packet data services.

        16 Signalling Relay Function (SRF) nodes deployed on network for handling Mobile Number Portability (MNP) services.

        The following network expansion and modernization projects were executed during the course of 2017:

  •
  MSC-S/MGW and S/P-GW nodes were expanded as a result of voice and data traffic growth;

  •
  Network modernization: obsoleted MSS APZ212 50 and MGW GMPv3 Ericsson nodes were replaced by new MSS BSP-C and MGW GMPv4/MRS Ericsson in 7 regions;

  •
  Upgrade IMS Core Nokia launched VoLTE in Moscow.

Services Offered

Network Access

        We primarily offer mobile cellular voice and data communication services to our subscribers on the basis of various tariff plans designed for different market segments. In general, most of our tariff plans combine voice and data usage for a fixed monthly charge. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Tariffs."

Automatic Roaming

        Roaming allows our customers, both subscribers and guest roamers, to receive and make international, local and long-distance calls while traveling outside of their home network. Roaming is provided through the agreements between us and other operators.

        As of December 31, 2017, we had bilateral roaming contracts with 825 wireless operators/networks in 231 countries, including 17 regional operators/networks in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

Basic telephony	Customer care	Other services
• Call Divert/Forwarding	• Itemization of Monthly Bills	• Ring Back Tone
• Caller ID Display and anti-Caller ID Display	• Information and Directory Service	• Second Memory (Cloud storage)
• Conference Calling	• Automatic Customer Care System and Customer Care System via the Internet	• Parental control for internet, calls, sms
• My MTS service app
• Voicemail		• Connected Car (IoT B2C)
• Call Barring		• MTS Music
• Call Waiting		• MTS TV
• Missed Call Alert		• MTS Books
• Intelligent call assistant		• MTS Pressa
• Collect call		• VoD (Video on Demand)
• Black List		• Location Based Service ("LBS")
• VoLTE/WiFi Calling		• Mobile banking
• Security and Privacy services for B2C
• Branded App for calls and messaging
Messaging	Mobile internet
• SMS P2P, A2P	• 3G, 4G (LTE)
• MMS	• Data share plan
• Application MTS Connect	• Real IP
• E shop
• APN remote access point
• Fixed Mobile Convergence
• MTS Modem
• MTS Tablet
• Mobile Office
• Wi Fi

        We also provide many voice and SMS-based value-added services in cooperation with various content providers.

GPRS, EDGE services

        We launched our commercial 2G network in 1994 based on GSM-900 technology. From 1999, we significantly improved our 2G network capacity based on GSM- 1800 technology. From 2001, we implemented wireless data communication services based on GPRS technology with download data rate up to 85.6 Kbit/s. In 2005, we modernized our GSM network to support EDGE technology and tripled data services rates. Today we continue supporting and modernizing our 2G network and we put the prime focus at the development of our 3G and LTE networks in order to provide our subscribers with high-speed broadband wireless services. As of December 31, 2017, we provided GSM, GPRS and EDGE services with more than 40,000 2G sites over the geographic area with more than 94.7% of population of Russia.

3G Technology

        In April 2007, we received a nationwide 3G/UMTS (Universal Mobile Telecommunications System) license in Russia. The license was valid till May 21, 2017 and covers the entire territory of Russia with frequencies 1950-1965 MHz and 2140-2155 MHz. In February 2017 the 3G/UMTS license in Russia were prolonged by the Federal Service for Supervision of Communications, Information Technoligy and Mass Media till May 21, 2022. We currently have commercial 3G networks launched in all regions of Russia with the exception of Crimea. By the end of 2017, we installed 41,621 3G sites throughout Russia.

        Starting from 2010, we implement HSPA+ technology, which supports up to 21 Mbit per second data transmission speed. In addition, we launched second and third 3G carriers to improve capacity and activated Dual Carrier technology, which supports up to 42 Mbit per second data transmission speed in more than 38,600 sites in Russia.

        Since 2011 we use 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support multiple standard mobile devices. Femtocells deliver a strong signal and high-quality voice service to standard mobile devices in homes, small and large offices, outdoor public spaces, metro hotspots and rural areas. A femtocell network also provides for high speed of data upload and download. In 2016 we launched offer of femtocells for consumers as B2C market segment. The total number of femtocells installed in Russia reached 9,094 by the end of 2017.

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

        By the end of 2017 we rolled out 7300 UMTS-2100 base stations, offering 3G services in all Ukrainian sities with a population over 5 thousand people, which covered 80% of the total country population. For 2018 our plans include introduction of 4G (LTE) services in major Ukrainian cities, with regional centers in 1800MHz and 2600Mhz frequency spectrums.

        In October 2007, MTS Armenia, our subsidiary in Armenia was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. In 2009, we commercially launched our 3G network in Armenia. In 2011, MTS Armenia started to provide telecommunications services based on HSPA+ technology in Yerevan, six northern regions and in some southern regions of the country. At present HSPA+ technology with QAM64 and Dual Carrier features is available to almost 99% of the Armenian population. In 2016 we launched 90 new 3G base stations. In 2017 we continued development of RAN to increase network capacity. Optimal utilization of existing base stations and migration of subscribers' base from 2G/3G to LTE to utilize the existing capacity were ongoing processes. We also continued improving indoor coverage and capacity upgrades in hot spots by implementing indoor solutions. In 2018 we are planning to continue expansion of existing 3G and LTE networks for sustaining leadership in data provision.

LTE Technology

        In July 2012, the Russian Ministry of Communications and Mass Media announced the results of a tender for national-wide LTE-FDD frequencies. MTS is among the four companies, including Rostelecom, MegaFon, and VEON Ltd. (VimpelCom) which obtained LTE-FDD frequencies in 700, 800 and 2600 MHz bands.

        In September 2012, we began offering LTE-based commercial services in Moscow region.

        In 2014, we started DCS 1800 spectrum refarming to LTE and rolled out LTE-1800 network, while expanding LTE 800/2600 coverage. In February 2016 MTS won Russian Ministry of Communications and Mass Media tender for nationwide LTE-TDD license and obtained LTE-TDD frequencies in following band: 2595 - 2620 MHz for the whole territory of Russia, except Moscow region (obtained earlier). We plan to use LTE-TDD as a capacity layer to cope with increase of network utilization due to growth of data traffic. As of December 31, 2017, we had 41,648 LTE sites in 83 regions of Russia. In 2018, we are going to further roll out LTE in available frequency bands, implementing LTE-Advanced technologies.

        In 2017 we also continued upgrading our network infrastructure preparing for the upcoming LTE frequencies auctions (2600 MHz and 1800 MHz) and subsequent massive LTE rollout in 2018. As we expect significant surge of data usage, our main efforts were aimed at replacement of obsolete 2G base station with brand new multi-technology feeder-less solutions, transmission network capacity upgrades and packet core network modernization.

        In 2017 we upgraded IP\MPLS backbone with 200 Gbps links connecting major Ukrainian cities, put into operation more than 500 km of fiber optic lines, and continued capacity upgrades on our Microwave network.

        Along with LTE launches our plans for 2018 in Ukraine include: virtualized Evolved Packet Core and Value Added Services implementation, software-defined networking and new transmission network upgrades, full transition to unified network operations center, new efficiency improvement and energy saving initiatives.

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

Strategic Partnership with Vodafone

        In October 2008, we announced a strategic agreement with Vodafone aimed at drawing on Vodafone's expertise in building and developing 3G networks and mobile broadband products, working with leading global equipment providers and deploying innovative client relationship management ("CRM") practices to enhance quality and further improve the efficiency of our operations. In addition, the agreement allows us exclusive access to a range of products, services and devices from Vodafone for our markets of operation in Russia, Ukraine and Armenia.

        In 2015, the Group extended its strategic partnership agreement with Vodafone to introduce the Vodafone brand in Ukraine. In 2017 under the partnership, MTS Ukraine (now Vodafone Ukraine) and Vodafone continued to roll out 3G networks and to develop a number of new services, which have proved extremely popular in Europe, including bundled offers, competitive long-distance international calls and worry-free roaming when abroad, in the Ukrainian market. Other areas of cooperation remain in full force.

Sales and Marketing

Target Customers

        Our service model is based on the provision of services to differentiated levels of customers to meet the needs of distinctive customer segments as such segments have developed. Today, we are considered a mass-market mobile network operator with a wide range of subscribers in all customer segments. However, we are constantly expanding our brand eco-system that now also includes our fixed broadband business, satellite TV branch as well as banking and financial services division. As part of our core business strategy, we provide a wide range of products and services to various customer segments.

        In 2017, we focused our efforts on the following directions:

  •
  promoting "Smart" V&D (voice & data) tariff plan;

  •
  promoting devices with special operator offers;

  •
  improving client service by communicating transparency of payments; and

  •
  promoting new tariff plan "Hype" which was developed specially for teenager audience.

Advertising and Marketing

        Our advertising and public relations initiatives include:

  •
  brand and image advertising and public relations to position us as the leading mobile cellular operator in Russia, Ukraine, Belarus and Armenia;

  •
  category and loyalty campaigns to inform our current and potential customers of the advantages of the high quality and variety of our services and the extensive coverage we offer;

  •
  product and tariff related advertising and promotions, pricing discounts for various target audiences to demonstrate value for money and cover specific needs.

        The key themes for our advertising campaigns in 2017 included promotion of "Smart" V&D (voice & data) tariff plan and its benefits, including "Zabugorishe" special option with advantageous conditions in roaming, "My MTS" mobile app, high-speed and quality 4G network, new technologies, devices and advantageous data-offers for active internet users, including households, which we target with our fixed broadband and satellite TV offers.

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

        In line with our strategy to find new ways of effective communications, especially in the digital channel, we launched special activations with partner web-sites and several collaborations with popular Russian bloggers and other format of online advertising (online games, tests, advertorials, product placements etc) in 2017.

        To support our key directions we undertook the following initiatives in 2017 in Russia and in selected other countries in which we operate:

Brand and New Positioning

        In 2017, we continued our positioning with the tagline "You Know That You Can" as well as our visual style, which symbolizes going beyond limits, boldness and authenticity through the use of dynamic craft-style visuals. However, we elaborated MTS positioning by adding new business goals, which have led to development of the three communication focuses: network quality, client service and leadership. In order to convey the leadership, MTS used celebrities and public figures who achieved success and keep developing and opening new horizons.

Network Quality (40' coverage)

        Network quality has always been one of our key priorities and an important attribute influencing net-promoter score of the company. We constantly strive to improve the quality of our network, we continue to develop the infrastructure and implement new technologies. To maintain and improve the perception of our network quality:

  •
  We continued communications support for our 4G LTE mobile internet and launched large digital campaign emphasizing that our high-speed mobile internet ensures the speed of customer's applications.

  •
  In some regions (Votkinsk, Balakovo, Balashovo) we have improved our network and have introduced the new quality of our mobile internet by local out-of-home advertising and in-store campaigns.

  •
  We increased MTS network coverage in Moscow metro area, providing service to all metro train-cars base station. Everywhere in Moscow metro customers now have a strong network signal to make calls and use internet, even underground. This was communicated in a large Moscow ATL campaign, including TV flight and media formats.

Smart tariff plans

        In 2017, we focused on promotion of "My MTS" app opportunities in order to increase installs of the app and to reduce retail loading. We came out with a new promotion idea "You don't have to visit retail store any more, as you can get all services you need in "My MTS" app without leaving home."

        In 2017, MTS continued improving its Smart V&D billing plan range, and updated it to meet the requirements of Russia's changing telecom market:

  •
  Safe communication on all Smart billing plans. Due to the increased cyber threats to mobile devices, Smart billing plans were complemented with formidable security, protection against unnecessary subscriptions, malware, sudden charges on trips and loss of personal data.

  •
  Transfer of minutes and gigabytes on Smart billing plans. MTS motivated people to put their smartphones aside to enjoy happy moments here and now, as they didn't have to fear their unused minutes and megabytes getting voided anymore. The campaign had the form of a captivating song entitled "Raise Your Byes" that enjoyed instant popularity and became viral across the whole net. To cater for our youth audience, we shot a separate music video featuring the "Khleb" ("Bread") comedy rap band. The music video unleashed a flurry of emotions and comments, making it number 1 in Russian YouTube trends.

  •
  Unlimited access to social networks and messengers on the Smart Bezlimitishe ("Unlimitedness") billing plan. In summer, MTS took an extraordinary approach to advertising by telling people that gyms were not the only place for them to show the best they can and that social networks required just as much effort.

  •
  New year offer. New customers had a chance to get 3 months of tariff for free during 2018.

Mobile payment and financial services

        In 2017, MTS continued to expand its "MTS Money Wallet" flagship financial service, adding more features to it. The website and "MTS Money" mobile application allow bringing consumer account, any banking cards a subscriber may have and his/her online wallet under one roof for people to be able to pay for mobile communication. Internet access, utilities, to make purchases and transfer money online.

Devices

        In 2017, the majority of devices-related communications campaigns were targeted at supporting the smartphones sales (of different price categories) in MTS retail, as well as supporting launches of global speciality products (iPhone 8, iPhone X, Samsung S8, Honor 9 etc.).

        Most of these campaigns were developed and implemented in cooperation with major device vendors such as Samsung, Huawei, Apple and LG.

        The main mechanics used in promotion (and communication) were: credit, cashback, strike price, mobile connection as a gift.

B2B offers

        Key initiatives for corporate segment have amplified the idea of our b2b positioning "MTS b2b products and services helps companies to increase effectiveness of their business."

        In 2017, we launched two product campaigns:

  •
  "Mobile employee" that helps to increase the efficiency of travelling employees (for example courier staff) and reduce transport spends; and

  •
  Cloud services with ATL campaign targeted on IT-specialists and financial staff of the companies.

        In addition, we continue to support our TV project "Business with high IQ" on RBK channel. It is a series of TV- spots, that demonstrate usage cases of our corporate clients who had effectively integrated our products and services in their business processes.

GPON and satellite TV

  •
  In Moscow we continued to promote the benefits of the GPON technology (fixed broadband and TV through the optic cable) focusing on communication of our high speed internet. In 2017 we launched a TV campaign focusing on our leader's image communication that "3 min of Muscovites have already chosen GPON from MTS/MGTS."

  •
  In other regions, we continued promotion of Home TV with two TV and several OOH campaigns. First campaign was devoted to the special offer on additional broadband services (just 50 RUB per month for: additional TV pack, service "TV everywhere" etc). The second campaign promoted 0 rub per month for interactive TV and various movies in "Video on demand" catalogue for free. In 2017 we also started using our partner's content in the TV campaigns. For example, in our latest TV campaign we used stills from movies "home Alone," "Kingsman," "Titanic" etc. from our partner "20th Century Fox."

  •
  In 2017, we also promoted satellite television. We aired the first federal TV campaign with a convergence offer allowing Smart billing plan subscribers to get satellite TV without additional subscriber fees. In the second campaign we set the aim to remove the "Satellite TV is expensive" barrier and promoted affordable prices for subscriber hardware just 2990 rubles for a complete set.

Other products and services

  •
  In 2017, we launched "Zabugorishe" ("Abroadest") a revolutionary offer on the roaming communication market (both a billing plan and a plan add on). Any "Zabugorishe" subscriber can make calls and use Internet both in Russia and abroad just like at home (within the usual home package). A large-scale 360 campaign, featuring Jean-Claude Van-Damme (to emphasize the scale) and Dmitry Nagiev, a Russian show business star, was launched in July 2017. The campaign's second flight was launched in December with Moscow and St. Petersburg as priority cities.

  •
  We continued to promote the benefits of the GPON technology in Moscow (the fastest fixed broadband in Moscow through optic cable) which allows us to provide highest-quality Broadband and TV services. In other regions with more sensitivity to pricing, we applied a more relevant "value for money" strategy.

  •
  MTS Hype V&D (voice & data) tariff plan in the third quarter 2017. We launched a federal campaign to promote "Hype," a first billing plan for teenagers. Hype allows customers to watch YouTube use social networks and messengers, stream music and play online games with no traffic limitations.

Global recognition

        In 2017, MTS got several awards on international Effic festival—for campaigns that promoted Smart tariff plan and "My MTS" mobile app.

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

        At the same time, in 2010, we focused on improving cooperation with a certain few of the large national and regional mobile handset retailers, such as Euroset and Svyaznoy, through which we had previously sold our products and serviced. In 2009, VEON Ltd. (VimpelCom), one of our main competitors, acquired a minority stake in Euroset, while in 2012, its ownership structure changed to accomodate an investment by MegaFon, another one of our main competitors, which equalized ownership with VEON Ltd. (VimpelCom) at 50/50. Throughout 2013 Euroset prioritized sales of its owners at the expense of MTS which impaired our ability to attract higher-quality subscribers and impacted profitability. Thus, MTS terminated its agreement with Euroset in May 2014.

        In 2013, we entered into an agreement with Svyaznoy to distribute SIM-cards and our sales through its outlets increased significantly during the year. We also continued to develop our monobrand retail chain, and in 2014, we could boast of attracting over half of our subscribers through our own proprietary distribution network. In 2014, Svyaznoy was the second in sales volume among MTS sales channels. In November 2014, Svyaznoy experienced changes in its ownership which led to the deterioration of MTS sales and an increase in competitors' sales beginning April 2015. While volumes declined throughout 2015, as of August 2015, MTS entirely ceased sales at Svyaznoy outlets. MTS designed a range of activities including the development of proprietary distribution network and stimulation of sales growth in regional distributors channel to compensate for the losses in subscriptions and achieve sales targets. We now realize over 63% of our SIM-card sales through our own monobrand retail chain while our retail arm is an increasingly important component of our differentiation strategy and ability to offer affordable handsets and accessories to our customers. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The failure to launch and develop distribution network in Ukraine."

        Our competitors VEON Ltd. and MegaFon agreed on the termination of their joint ownership of Euroset outlets. Thus, MegaFon purchased the brand and the business. VEON Ltd. purchased 50% of points-of-sale. The deal affected the "improvement" of the mobile retail market. There was start of the transformation from the multibrand retail network to the monobrand retail network. In 2017 sales in the market reduced for the first time in Russian Federation. Moreover, the churn rate reduced also that confirmed the "improvement" of the mobile retail market.

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

        In 2017, churn rate reduced, which improved the mobile retail market. As a result, the number of points-of-sale has decreased by 527 in 2017. There are 5,647 points-of-sale, including 3,938 points-of-sale owned by us.

        For newly acquired mobile subscribers in Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive during six- to 12-month period from the date a subscriber is activated by a dealer. In addition, we have established caps, or a maximum commission amount payable to our dealers. The dealer commissions in Russia currently range between RUB 80 and RUB 2,800 per subscription.

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

        The dealer commissions in Ukraine for Postpaid tariffs consist of one-time commissions of 82 RUB to 98 RUB, that depends on the region of activation and we are entitled to retain the full commission amount if the subscriber stops using our services within five months following the month of activation. In addition, we may also pay monthly commission in an amount ranging from 30% to 36% of the revenues generated by the subscriber for a period from 6 to 12 months depending on the region of activation and dealer's plan achievement. Dealers are also rewarded (from 10 to 86 RUB) for providing a range of services for prepaid and postpaid subscribers, as well as a monthly amount of between 4 720 RUB and 102 611 RUB to exclusive dealers who sell exclusively VF Ukraine products and services. Prepaid tariff commissions for activation of a subscriber are linked to the territory where a dealer operates. The period during which we pay a dealer commission depends on our market share in that territory and may vary from 4 to 8 months and from 35% to 50% of the subscriber's monthly invoice.

        We believe that our method for paying commissions provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last years due to increased business activity, declining prices due to intensified competition among wireless communications providers and growth of new emerging consumers of telecom services such as IoT. As of December 31, 2017, overall wireless penetration in Russia was approximately 173.7%, or approximately 255.1 million subscribers, according to our estimates.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2015	2016	2017
Subscribers(1)	251.9	255.6	255.1
Subscriber penetration (%)	176	179	173.7

According to our estimates

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        The primary mobile providers in Russia include us, MegaFon and VEON (VimpelCom), each of which has effective national coverage in Russia. Competition is based on network coverage and quality, the level of customer service provided, roaming and international tariffs, local tariff prices and the range of services offered. For a description of the risks we face from increasing competition, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2015, 2016 and 2017:

	As of December 31,
Operator	2015	2016	2017
	(amounts in millions)
MTS	77.3	80.0	78.3
MegaFon	74.8	75.6	75.4
VEON Ltd. (VimpelCom)	59.8	58.3	58.2
T2 RTK Holding (Tele2+Rostelecom)	37.3	39.0	40.6
Others	2.7	2.7	2.6

According to our estimates

        MegaFon.    MegaFon, which operates GSM 900/1800, UMTS (3G) and LTE (4G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. According to our estimates, MegaFon had a subscriber base of approximately 75.4 million subscribers in Russia, which represented a 29.6% market share as of December 31, 2017.

        VEON.    In addition to MegaFon, we also compete with VEON, which is the third largest GSM 900/1800/UMTS (3G)/LTE (4G) wireless operator in Russia in terms of subscribers.

        According to our estimates, VEON had a subscriber base of approximately 58.2 million in Russia at December 31, 2017. At December 31, 2017, VEON had a 22.8% market share of total wireless subscribers in Russia.

        T2 RTK Holding.    In February 2014, Tele2 and Rostelecom announced a merger which created a new federal wireless provider. The license portfolio of the new company covers all Russia which effectively permits the roll out of federal-scale networks. Although the operator lacks GSM 900/1800 or 2G frequencies in Moscow and Moscow region, the operator possesses sufficient frequencies to roll out 3G and 4G networks in each federal region, including Moscow. By the end of 2017, LTE networks were launched more than in 50 regions. According to our estimates, Tele2 had a subscriber base of approximately 40.6 million in Russia and 15.9% market share as at December 31, 2017.

        The most important event for operator was the launch of 3G/4G network in Moscow region in October 2015. The operator's services are now available on the territory where 97% of Moscow Region residents live. In 2017, Tele2 have actively rolled out 3G and 4G networks, launched new tariffs, options and services which enabled to provide customers with services similar to those of the market leaders.

        Other Operators.    The number of subscribers of other operators is about 2.6 million customers as of December 31, 2017.

The Ukrainian wireless telecommunications market

        The history of mobile communications in Ukraine began in 1993. The first company in the mobile market of Ukraine was UMC (Ukrainian Mobile Communication), afterwards it became MTS Ukraine and finally, Vodafone Ukraine (PrJSC "VF Ukraine") in May 2017. In 1997, the mobile operator Kyivstar launched services under GSM 900/1800 standard. While Astelit, another GSM 900/1800 standard operator and joint venture between Turkcell İletişim Hizmetleri A.Ş. and local Ukrainian shareholders, began operations in 2005. The two largest wireless telecommunications providers in Ukraine (in terms of subscribers) are Vodafone Ukraine and Kyivstar sharing 83% of the market, with 36% and 47%, respectively, as of September 30, 2017, according to official financial and operational reports of operators.

        In Ukraine, we compete primarily with Kyivstar, which provides services to approximately 26.4 million subscribers as of September 30, 2017. Kyivstar offers wireless services using GSM 900/1800 and UMTS technologies under the "Kyivstar" brand and fixed line services by the fiber-to-the-building technology ("FTTB") under the brand "Kyivstar Home Internet." Astelit offers services in GSM 900/1800 and UMTS standards under the "lifecell" brand.

        Customer base in Ukraine decreased in the fourth quarter of 2017 by 0.05 million subscribers (Y-o-Y). Average price per minute (APPM) decreased by 10.9% RUB (increased by 7.2% in UAH) in 2017. MOU decreased by 1.2%.

        Overall wireless penetration in Ukraine in the fourth quarter of 2017 decreased to 130.5%, or approximately 55.3 million subscribers, as compared to 136.3%, or approximately 56.1 million subscribers, in the fourth quarter of 2016.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of Vodafone Ukraine and our competitors in Ukraine:

	As at December,
Operator(1)	2015	2016	2017
	(amounts in millions)
Kyivstar	25.4	26.1	26.5
Vodafone Ukraine	20.4	20.9	20.8
Astelit	10.6	9.2	8.0

(1)
Number of three-month active subscribers. Please, refer to to http://www.acm-consulting.com/data-downloads/cat_view/7-cellular/34-cellular-2017.html

Source: Subscriber information based on operators' official financial and operational reports, taking into account the number of three-month active subscribers.

The Armenian wireless telecommunications market

        As of December 31, 2017, overall wireless penetration in Armenia was around 121%, or total 3.61 million active subscribers, according to published Socio-Demographic Data report (about 2.98 million population) and estimated active subscriber base of the competitors.

        The following table illustrates number of active subscribers and the coverage area of MTS Armenia and competitors—ArmenTel and Ucom, as of indicated dates.

	As of December 31,
Operator	2016	2017		Coverage Area
	(amounts in thousands)
MTS Armenia	2,092.36	2,119.69		Nationwide
ArmenTel(Vimpelcom)	881.18	933.83	*	Nationwide
Ucom	588.89	570.21	*	Nationwide

Sources: https://beeline.am; https://www.ucom.am; http://mts.am.

        As of December 31, 2017, MTS Armenia reported total 2.12 million 3-month active subscriber base, reflecting increase of 1.31%, y-o-y. Market share from 3-month active subscriber base was around 59% as of end of the year.

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

	As of December 31,
	2015	2016	2017
Russia
Prepaid	55%	49%	43%
Contract and corporate	45%	51%	57%
Ukraine
Prepaid	91%	91%	91%
Other	9%	9%	9%

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

Tariff Plans in Russia

        Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are currently divided into five categories—"Prepaid," "Smart," "Unlimited," "Data" and "Corporate"—with each category designed to target specific segments as follows:

  •
  Prepaid:  Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. We offer tariff plan "Super MTS," which allows to make up to 20 minutes of calls per day within MTS network for free. The "Super MTS" tariff plan varies depending on the region of the customer. In some regions we also offer the tariff plan "Red Energy," developed for different market segments, featuring flat price for calls within our network and calls to other networks. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by sending an SMS message (USSD request) to a designated number.

  •
  Smart:  "Smart" is the family of integrated voice and data tariff plans for customers with active mobile data usage, which we believe will remain the main offer for a long period of time. "Smart" has a monthly fee for a bundle of all-net minutes and Internet. On-net calls above the bundle are free. Versions of "Smart" ("Smart mini," "Smart," "Smart Bezlimitische" "Smart Zabugorische" and "Smart Top") differ by amount of minutes and megabytes included in the bundle and the corresponding monthly fee. In 2017 we launched the new tariff plan "Hype" for YOUTH segment with attractive offer adjusted for their needs.

  •
  Unlimited:  "Unlimited" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from RUB 2,881.4 and those using a federal number pay from 2,457.6 per month. The "Ultra" tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, up to 20 gigabytes of mobile Internet access and 5000 SMS messages within the network.

  •
  Data:  For active users of mobile Internet devices (e.g., 4G capable USB-modems and routers) we offer a tariff plan with limited speed 4Mbit/sec.

  •
  IoT:  For smart devices with special consumption needs we developed unique tariff plan "Smart device" with annual subscription fee.

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

        Our tariffs vary from plan to plan. The description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2017, the per-minute tariff for local calls within the MTS network varied from zero per minute to RUB 2.54 per minute. Different rates apply to local calls to other networks and vary from RUB 0.72 per minute to RUB 3.39 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from RUB 0.85 per minute for calls to the CIS to RUB 59.32 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

Tariff Plans in Ukraine

        We offer unified tariffs throughout Ukraine with special conditions and segmented tariff plans that focus on the differentiation of subscribers' needs in the various market segments under brand Vodafone. Our tariffs in Ukraine are oriented towards the following three main segments: (i) Postpaid Business, (ii) Postpaid Private and (iii) Prepaid

        Vodafone Ukraine (PrJSC "VF Ukraine") has the following Postpaid tariff plans:

  •
  Postpaid Business:  Propositions for corporate clients "Vodafone Business Red" operate throughout Ukraine and offer all services in accordance with the "worry free" principles. Vodafone offers wide range of tariff plans for corporate clients to meet all their business needs: "Business Red VIP," "Business Red XXL," "Business Red XL," "Business Red L+," "Business Red L," "Business Red M," "Business Red S" and "Business Red XS." All tariffs (excluding "Business Red XS") offer all-in-one services: unlimited calls within corporation, Vodafone Ukraine customers; GB of mobile EDGE/3G internet and unlimited traffic for social networks; bundled minutes for calls and SMS/MMS to other networks in Ukraine and other 62 countries of the world. Also subscribers can use the same volume of the services in roaming as well as in Ukraine, when they have activated "Roam like home" service for an additional fee for 30 days. Moreover, there are new tariffs for Internet of Things "Vodafone IoT." They are represented by 6 tariff plans: "Vodafone IoT M," "Vodafone IoT L," "Vodafone IoT 3G S," "Vodafone IoT 3G M," "Vodafone IoT 3G L" and "Vodafone IoT 3G XL." All tariffs offer mobile EDGE/3G Internet, CSD data transmission and SMS/MMS to other networks in Ukraine and 62 countries of the world. There is an opportunity to activate "Roam like home" service for 30 days, which gives advantageous conditions in Roaming, for additional fee.

    A set of Postpaid Business corporate tariff plans "Smart Office", which have unlimited calls within the network and mobile internet, bundled minutes of calls and SMS to other mobile operators, special prices for international calls, no connection fees and per minute charging intervals. We offer a unique product "ULTRA" for the high-value customers who have unlimited calls and SMS in the network, unlimited mobile internet and special prices for international calls and roaming. We also have special tariff plans for the machine-to-machine (M2M) segment "Telematika," "Navigator" and "Monitor," which combine service packages for M2M-cards, personalized service, special tariffs for data roaming, special heavy duty SIM cards and consulting support services.

  •
  Postpaid Private:  Mass-market proposition "Vodafone Red XL" and tariffs "Vodafone Red S" and "Vodafone Red Light" (for individual proposal only) operate throughout Ukraine. We offer all-in-one services in accordance with the "worry free" principles and are suitable for active voice and data users. Also there are "Vodafone Red S+," "Vodafone Red M+" and "Vodafone Red L+" -special tariff plans that are proposed for subscribers, who buy smartphones under Vodafone brand with the year contract.

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

        Vodafone Ukraine has the following Prepaid tariff plans:

  •
  There are tariff plans for mass-market subscribers that operate throughout Ukraine and vary in value of included services and monthly fees: "Vodafone Red XS," "Vodafone Red S," "Vodafone Red M" and "Vodafone Red L." All this services are fully available also in roaming at most popular European countries with special roaming service for 7 days—"Roam like home." Moreover, there are voice oriented Pay-Per-Use tariff "Light" with unlimited calls within the network and Pay Per Month tariff "Light +." In the first part of 2017 new tariff plans were launched for tablets, GPS/ GSM-car alarms and other smart devices: "Vodafone Device S," "Vodafone Device M" and "Vodafone Device L." Moreover, there is a new tariff plan for Lvov region "Zahid" with unique service—unlimited calls to Poland. Since August 2017, there are new tariff plans with unlimited 3G Internet: "Unlim 3G Plus" with unlimited calls within the network, bundled 100 minutes to any other Ukrainian networks, unlimited 3G Internet and "Unlim 3G" with unlimited 3G Internet and flat-rate price 0,20 UAH/ min. for calls within Ukraine.

        As of December 31, 2017, the standard per minute tariff for calls to mobile network operators in Ukraine varied from RUB 0,41 per minute to RUB 3,08 per minute. Tariffs for calls to fixed lines in Ukraine varied from RUB 0,41 per minute to RUB 3,08 per minute. The standard per minute tariff for calls within the VF Ukraine network ranged from 0 RUB per minute with limitations in minutes per day or month to RUB 1,03 per minute. International tariffs ranged from RUB 1,03 per minute to RUB 266,79 per minute in standard international tariffs for satellites. All tariffs for Vodafone Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to Russian rubles using the official exchange rate of 0,487276 hryvnias per RUB 1 as of December 31, 2017.

Customer Payments and Billing

        We enroll new prepaid subscribers in an advance payment program. As of December 31, 2017, 84% of our consolidated subscriber base was enrolled in the advance payment program and 16% used a credit based system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2017, subscribers using the credit system of payment had credit limits of up to RUB 50.00 million for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty customers.

        We provide "in full confidence" service, which allows our Prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. As of December 31, 2017, subscribers using the "in full confidence" service had a maximum credit limit of RUB 300 thousands. Customer service representatives can set individual credit limits for subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similar to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

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

        In Armenia, we use the "Eskadenia" billing system.

Customer Service

Russia

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

        In 2017, we expanded the online chat channel in mobile application and self-service.

        In 2017, we started "Situational IVR." This service was reformed on the territory of the Russian Federation for all customers. When calling the Contact Centre, customers listen to information about some cases, which correspond to their needs with respect to the events and statistics. This project decreased up to 15% year-on-year number of calls to the contact-center.

        In 2017, we continued outsourcing call-center agents for the 1st line support for landline business customers. We decreased our costs for the 1st line by 30% as according to plan.

        In 2017, we started online robot for any incidents at back-office. Documents recognition will increase the automation of a number of operations up to 60%.

        In 2017, we continued to develop the mobile application for Android / iOS. New functionality allows mobile customers to manage their costs visually. This reduced number of calls to the contact center from customers with bill/service questions by 90%.

        The total number of customer complaints relating to technical failures within the network decreased by 5% year-on-year due to increased efficiency relating to the handling of such failures, automation systems for monitoring customer complaints in the CRM and other measures. Currently, if there is a technical failure causing a decrease in the quality of services, MTS necessarily informs customers about such failures via SMS, thereby eliminating the application of a customer with the same problem.

        In 2018, we plan to launch new services based on Situational IVR in mobile and landline business. Project showed an ability to reduce the number of calls into the contact center and increase the percentage of customers who have their problems solved up 20%.

Ukarine

        In Ukraine we made the customer assistance process more personalized by anticipating customer needs. We have enhanced the quality of our customer service as a result of the complete integration of our IVRs and billing. We have improved IVRs menu that enhance its utility. We continued to work on the improvement and expansion of self-service channels for subscribers. As part of online "self-service," we continued developing "self-care" functions through the web and IVRs (which provide, among other things, details of the subscriber's account, tariff plan specifications, amounts charged on credit cards, management of on-line service and charge details for contract subscribers). We also developed special services, such as shortened phone numbers, for broadband users and premium customers who require assistance. We increased the number of services available to our customers in contact centers. We have a mobile version of the Internet Helper for smartphones. In 2013, we launched a new mobile application for Android OS. The application allows users to manage their account directly from their smartphones. We started the process of implementing an operational CRM system and the process of renewal of our contact centre technical platform. We also changed the approach to subscriber differentiation. In 2013, we finished the process of integration of our broadband subscribers into our system of customer service.

Customer Relationship Management (CRM)

        In 2015, we continued to develop operational CRM system. As a part of this process, we have migrated from local network for contact center to cloud technologies. We started user-friendly customer service (without strong standards) in contact center, whereby we were awarded with a Gold Medal for Best Customer Service in the ContactCenterWorld—The Global Association for Contact Center & Customer Services. We have also launched gifts for waiting at IVR before connection with contact center representative. Start of operation under Vodafone brand caused great impact for customer service from 4th quarter of 2015 and will continue to have an even greater influence later.

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

        In 2017, the first part of the project Operational CRM was implemented. Mobile application MyVodafone for Android OS and iOS was successfully launched, and the number of users exceeded one million subscribers at the end of the year. Genesys infrastructure was deployed within the framework of the New Contact Center Project and preparations for launching chat channels and outbound were completed. Service of the B2B segment—key account / national customers was successfully launched in own contact centers. Customer service processes are constantly being improved—first contact resolution rate (FCR24) has grown from 82% to 85%, more than 93% of customer complaints are resolved in 24 hours.

        In 2018, we are planning to launch the 2nd, 3rd and 4th parts of operational CRM, the implementation of the New Contact Center Project—the launch of the incoming calls channel, call recording systems and Work Force Management, the active development of the mobile application My Vodafone. Customer service in all points of contact will be unified to common standards. It is planned to continue service model improvement processes, reduction of load on Contact Center, redirection of inbound calls to digital channels. Chat and IVR bots are planned to be implemented. The opportunities of BigData and Real Time Marketing will be actively used—proactive service and increase of sales efficiency in the Contact Center.

Network Infrastructure—Technology Strategy

        Our technology strategy is formed in accordance with overall company's business strategy and intended to support the existing business operations, as well as to introduce new technologies allowing to launch new services in the future. Our technology strategy considers world technology trends in telecommunications.

        The main focus of the technology strategy is consequent development of the network meeting future technology requirements: higher throughputs, lower latencies and flexible network core as enabler of the new services.

        LTE has the main priority while deploying Radio Access Network (67% of the RAN deployment was LTE in 2017) and 2G/3G investments decrease gradually in accordance with changes in network UE penetration structure and traffic migration.

        According to Technology Strategy we deploy LTE primarily in most efficient 1800 MHz band and use Carrier Aggregation, 256 QAM, MIMO 4×4 and other cutting edge techniques for better user experience.

        Our network is ready for VoLTE activation in some areas due to extensive LTE deployment in 2016 and 2017; massive VoLTE launch will take place in 2018.

        Our technology strategy implies consistent innovative technologies introduction to make our network futureproof and ready for the new services introduction. MTS network technically ready for IoT deployment and we have an understanding of how we will deploy first 5G networks, we have therefore started testing and initial preparation for 5G launch which will take place in 2020.

Network Infrastructure—Site Construction and Sharing

        In October 2014 MTS and VEON Ltd. (VimpelCom) has signed a contract about shared LTE networks deployment and operation. According to this contract one shared LTE network should be deployed for servicing subscribers of both companies.

        During 2015, 2016 and 2017 scope of the projects has expanded: shared networks are deployed in 43 of 85 regions of Russia.

        By the end of 2017 we had 2,772 LTE base stations shared with VEON Ltd. (VimpelCom) in 20 regions and VEON Ltd. (VimpelCom) had 2,481 LTE base stations shared with MTS in other 20 regions of Russia. Total amount of shared infrastructure nodes is 5,283 base stations servicing in 1800 MHz and 2600 MHz bands.

        In addition to network deployment investments and operational costs savings target architecture of the Site Sharing project includes frequency resources shared usage: by the end of 2017 networks in two regions of Russia run in shared 2600 band spectrum usage mode (MOCN concept). The area of MOCN implementation will be expanded in 2018. We are planning to add LTE TDD networks (3GPP Band 38) to a Project scope starting from 2018.

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

Network Infrastructure—Virtual Infrastructure

        The following projects have been launched in 2017:

  •
  IMS (IP Multimedia Subsystem) for 5G on NFV platform:

  1-st stage was finished

  2-nd stage was launched;

  •
  EPC (Evolved Packet Core);

        Public IaaS (Public Infrastructure as a Service) started with commercial servicing in 2017.

        A new multi-purpose module data-center will start operating in Nizhny Novgorod for future deployment of virtual platforms for telecommunication services and cloud services as well in 2018.

Network Infrastructure—Energy Infrastructure

        One of the main goals in Energy Infrastructure is to decrease operational costs for electric energy.

        According to legislative acts of Russian Federation electric energy payment categories were introduced in 2012. This payment category can be chosen by a consumer in a case of introduction electric energy accounting system, which allows hourly monitoring of electric energy usage and reporting to energy company with accepted procedure.

        Considering these conditions MTS has decided to deploy Electric Energy Accounting Automatic System (EEAAS). According to this trial projects of different EEAAS solutions were executed in different regions of Russia (Moscow, Nizhny Novgorod, Vologda, Saint Petersburg, Novosibirsk, Ekaterinburg and Republic of Karelia) in 2014-2015.

        EEAAS deployment projects was accepted in 2016 based on the analysis of those trials, System implementation started in 2016.

        Introduction of the EEAAS will allow to:

  •
  Reduce electricity payments and thus reduce operational costs;

  •
  Increase level of precise accounting;

  •
  Implement energy usage management and control; track energy usage dynamics.

        The project implementation leads to reduction of payments for the electric energy: economy in 2017 reached 21% in the regions where EEAAS was deployed in 2016 and is projected at 12% in 2018 in the regions where the similar system was deployed in 2017.

        We are planning to deploy EEAAS in all regions of Russia.

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

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of the majority of these agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800, UMTS 2100 and UMTS 900 base stations at some of the same sites. In 2017, we continued to rollout LTE network and started the large-scale development of LTE1800 network, the latter amounted to 80.3% of the newly installed LTE base stations.

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

        We also have local operation and maintenance center in Voronezh which takes the form of outsourcing partnership with Nokia Solutions and Networks and is used for network monitoring in the 16 regional branches which had been included in the center of network planning and optimization "Center" before July 2016.

        In November 2015, a Global Fixed Network Operation Center (GFNOC) was launched in Nizhny Novgorod, thus completing the centralization process of the MTS mobile and fixed network management. The GFNOC combined functions of monitoring and controlling the equipment in 54 regions of Russia where MTS offers broadband Internet access, TV and fixed line telephony services. For the subscribers connected to these services the GFNOC acts as a single entry point for technical support. Under the GFNOC project a centralized unit was also set up which is responsible for the quality of the services provided to corporate customers with bundled packages of mobile and fixed communications. Our subsidiary company MGTS performs these functions in Moscow Region of Russia.

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

        Our networks in Ukraine, Armenia and Belarus are monitored by our local operation and maintenance centers in each country. In addition to the monitoring of network performance, those centers analyze network quality parameters, provide troubleshooting, regular and extraordinary reporting to the management and our headquarters. The monitoring of our network in Turkmenistan has been ceased in September 2017 due to cancelation of providing telecommunication services.

        The handling of any significant network problems and outages is monitored and coordinated at our headquarters, where we also manage the cross- functional coordination of our networks in all countries of operation.

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

        To meet subscriber's demand and provide for an adequate inventory of numbering capacity, we previously entered into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2017, we had numbering capacity (federal and local) for approximately 34.26 million subscribers in the Moscow license area.

        To provide our subscribers in Russia with DLD/ILD services, we have interconnect agreements with national operators Rostelecom, MTT (an affiliate of Sistema until March 18, 2009), VEON Ltd. (VimpelCom) and other national transit operators. We have also built and operate our own DLD/ILD network, which allows us to interconnect directly to foreign operators and thereby decrease our interconnect costs. Most interconnect fees for connecting users of other operators' fixed line and wireless networks to our network are based on a one-time connection fee and usage by minute which varies depending on the destination called.

        Russian legislation provides that fixed line operators with a substantial market power cannot refuse to provide interconnect or discriminate against one operator in relation to another, and the interconnect rates of operators with a Substantial Market Power are regulated by the government. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins."

        Interconnect and traffic transit between the networks of mobile operators in Russia occurs through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities or through our own DLD/ILD network. For domestic long distance traffic transit we use our DLD/ILD network and networks of different national operators, including among others: MTT, Rostelecom and VEON Ltd. (VimpelCom). For ILD traffic transit we primarily use our DLD/ILD network which is interconnected with 49 international carriers. We also have an interconnect between the DLD/ILD MTS network and the ILD networks of our subsidiaries, Vodafone Ukraine and MTS Armenia, in order to provide transit for international traffic.

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

Handsets

        Nearly all of our handset sales consist of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment. Those handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. All LTE handsets support bandwidth LTE-FDD 1800 MHz (Band 3), 2600 MHz (Band 7), 800 MHz (Band 20) and LTE-TDD 2600 MHz (band 38), also there are smartphones in our sales with LTE Advanced support. In 2017, we initiated the process of implementation Voice over LTE and WiFi Calling functions.

        From 2009, RTC, our wholly-owned subsidiary, started handling all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Apple, Sony, Samsung, Nokia, Alcatel, Xiaomi, Philips, Huawei, ZTE and others to purchase handsets. In 2017, we continued our cooperation with A-brand smartphone vendors. We also offer an array of mobile telephone accessories. Since 2009 we have been successfully selling MTS branded phones.

Fixed Line Services

        We offer fixed line communications services in over 185 cities across Russia, covering a population of over 53 million people.

        Our other fixed line operations include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. Based on TMT Consulting data, as of December 31, 2017, we were the largest operator in the Moscow residential broadband market in terms of subscribers, with a 33.1% market share. We also operate in Ukraine and Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels. For a list of the telecommunications licenses held by us, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Licenses."

Customers and Services Offered—Moscow Fixed Line Operations

        We provide fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

        As of December 31, 2017, MGTS had approximately 3.6 million active lines in service, a cable network of over 61,698 km, a fiber optic network of over 40,563 km and 2,150 payphones. Currently, MGTS has focused its efforts on the deployment of GPON, IP/MPLS technologies and an IMS core. The old SDH equipment is being removed which results in the decreased number of E1 streams, a reduction in the copper network and the respective extension of the fiber- optic network. MGTS also develops new services for IP TV, and MVNO as the convergent service for mobile and fixed telephony.

        The total installed capacity of the telephone network reached 2.75 million numbers on the TDM area (Time Division Multiplexing) and 5.18 million numbers on the IMS area (IP Multimedia Subsystem) as of December 31, 2017.

        Residential subscribers accounted for approximately 83% of MGTS' total lines, corporates for 9% and public sector subscribers for 8%, as of December 31, 2017. Residential subscribers accounted for approximately 83% of MGTS' total lines, corporates for 9% and public sector subscribers for 8%, as of December 31, 2016. Residential subscribers accounted for approximately 82% of MGTS' total lines, corporates for 10% and public sector subscribers for 8%, as of December 31, 2015.

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

  •
  movable radiotelephony services; and

  •
  measures and (or) services for the protection of State secrets;

  •
  capital construction projects engineering.

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation. The Federal Antimonopoly Service of the Russian Federation regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Revenues from regulated services are accounted for approximately 42% of service operating revenues of our Moscow fixed line operations in 2017, 49% in 2016 and 51% in 2015. The percentage decline is connected with gradual growth of operating revenues from non-regulated services as a proportion of the overall operating revenues in 2017, 2016 and 2015. The Federal Antimonopoly Service of the Russian Federation sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Antimonopoly Service of the Russian Federation for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once or twice per year. The Federal Antimonopoly Service of the Russian Federation has permitted MGTS to increase its tariffs several times.

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

        The following table presents certain operating data for our Moscow fixed line operations as of and for the years ended December 31, 2015, 2016 and 2017.

Moscow fixed line operations	December 31, 2015	December 31, 2016	December 31, 2017
Installed telephone lines on TDM (000s)(1)	4,264	3,731	2,750
Installed telephone lines on IMS (000s)(1)	5,180	5,180	5,180
Residential
Number of subscribers (000s)	3,276	3,148	3,012
CPP traffic (millions of minutes)	722	526	399
Corporate(2)
Number of active lines (000s)	691	654	612
Number of subscribers (000s)	81	54	52
CPP traffic (millions of minutes)	455	369	301

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

        The following table illustrates MGTS' regulated tariff development:

MGTS Regulated Tariffs	March 1, 2016	March 1, 2017	March 1, 2018
Residential(1)
Line rental
RUB per month	205	205	205
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	294	294	294
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	224	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Corporate (non-governmental)(1)
Line rental (USD per month)
RUB per month	220	220	220
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	416	416	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	224	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	215	215	215
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	416	416	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	224	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58

(1)
Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.

(2)
The plan included 400 minutes per month.

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

        The following table presents certain operating data for our other fixed line operations in Russia as of and for the years ended December 31, 2016 and 2017.

Other fixed line operations	December 31, 2016	December 31, 2017
Residential
Number of subscribers (000s)(1)	3,006	2,909
Corporate(2)
Number of subscribers (000s)	134	138

(1)
Subscribers to broadband Internet, pay-TV, Wi- Max, voice and other services.

(2)
Includes state-owned enterprises and government agencies.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2017, we had approximately 41,000 voice and 80,000 Internet corporate subscribers.

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

Operators

        We operate fixed-line local and zonal networks in Moscow and other cities for provision of telephony services to fixed-line subscribers and additional local numbers to mobile subscribers. In order to lower the costs of intercity and international traffic transition, we put into operation an intercity international network in December 2008.

        According to our estimates, together with MGTS, we had approximately 77% of the total active numbering capacity in Moscow as of December 31, 2017. We now have approximately 204 local fixed nodes in 62 regions of Russia, including Moscow, and 40 zonal fixed networks to provide telephony services to subscribers. Our integrated intercity/international network is interconnected to more than 49 international operators. As of December 31, 2017, we had total more than 1,660 interconnect agreements with national and international operators for interconnection of our networks, including fixed, mobile and Intercity/International networks.

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

        Internet Services.    We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2017, we had 9% market share in the Russian Federation together with Moscow where we had a 33.1% share, based on TMT Consulting data. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUB 300-RUB 1,600 per month in Moscow and a subscription fee of RUB 250-RUB 1,900 in other regions of Russia. We do not charge a connection fee in Moscow and in most of the Russian regions.

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

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee of RUB 99-RUB 2,000 per month in Moscow and a subscription fee of up to RUB 170-RUB 400 in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet and pay-TV services for RUB 550-RUB 1,900 per month in Moscow and RUB 450-RUB 1,980 in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay-TV channels being provided and level of competition in a particular region.

Sales and Marketing

Moscow fixed line operations

        As by 2017, the MGTS network modernization and re-equipment to GPON technology was mostly completed, the main focus was shifted to the growth of GPON-based services penetration and subscriber loyalty increase. To accomplish this free packaging was introduced, a number of new balanced convergent bundles with high-speed fixed and mobile internet was offered to the market, the first own bonus program implemented and video surveillance service extended. To retain subscribers MGTS offered the contractual tariff, including Internet-access and voice for 700 RUB and smartphone Samsung Galaxy J120 for 1 RUB per month.

        Aside from traditional telecom services, MGTS started offering household services, arranging a separate business-line.

        By the end of 2017, 1.85 million B2C and B2B subscribers were transferred to GPON. In 2018, MGTS will continue its strategy of transformation into the multi-service operator, providing traditional telecom and innovative Internet-based services.

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

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communication requirements and enhancing subscriber loyalty. Our advertising and marketing materials are aimed primarily at the promotion of MTS brand. All fixed-line products are offered and marketed under this brand. However, when we enter new markets and acquire companies, we have to use both brands in advertising—MTS brand and the acquired brand. This is done to decrease churn as customers tend to express strong loyalty towards local brands. We then gradually decrease presence of the acquired brand and this allows us to make MTS a market leader in a given region in future. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

Competition

        We compete with a number of fixed line telecommunications operators servicing Moscow, St. Petersburg and other major Russian cities. Moscow is the largest and most competitive of these markets. Our primary competitors include:

  •
  VEON Ltd. (VimpelCom), which is also one of our primary competitors in the Russian mobile communications market, offers voice, data and Internet services to corporates, operators and residential subscribers in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan. We compete with VEON Ltd. (VimpelCom) in the corporate, operator and residential fixed line telecommunications markets in Moscow and in certain other regions of Russia where we are present, including, among others, St. Petersburg, Rostov, Nizhny Novgorod, Ekaterinburg and Krasnodar.

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

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators in Moscow as of December 31, 2017:

MTS	23%
VEON Ltd. (VimpelCom)	20%
Akado	7%
Rostelecom	18%
Other	32%

Total	100%

Source: our estimates.

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        The following table sets forth the market shares of the primary fixed line operators for voice services in Russia as of December 31, 2017:

Company	Russia
MTS	15%
Rostelecom	68%
Other	17%
Total	100%

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

Internet

        According to TMT Consulting, as of December 31, 2017, broadband Internet penetration of households was 58% in Russia. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2017:

Company	Russia
MTS	9%
TTK	5%
VEON Ltd. (VimpelCom)	7%
Er-Telecom	11%
Rostelecom	37%
Other	31%
Total	100%

Source: TMT Consulting.

Pay-TV

        According to TMT Consulting, as of December 31, 2017, pay-TV penetration was 75% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2017:

Company	Russia
MTS	7%
Rostelecom	23%
Tricolor TV	29%
Er-Telecom	8%
Orion Express	7%
Other	26%
Total	100%

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

Network Infrastructure

Network Infrastructure—Transmission Networks

Backbone and Internet Networks

        Mobile, fixed and inter-carrier aggregated traffic increased in 2017: downlink (towards uses) data throughput reached 2.88 Tbps (1.9 Tbps in 2016), uplink (from uses) data throughput reached 1,13 Tbps (0,752 Tbps in 2016).

        The size of MTS fiber-optic networks increased by 13,435 km in 2017 and reached 226,435 km in total, thanks to deployment of the following fiber optic lines: Tynda—Yakutsk; Komsomolsk-na-Amure—Yuzhno-Sakhalinsk (including an underwater crossing of Tatarsky Strait, in partnership with the TTK).

        Additionally, in 2017 the following backbone links long-term lease (iRU, in partnership with "Big Three" operators) were deployed:

  •
  Vologda—Arkhangelsk—Petrozavodsk—Murmansk (10G—VEON Ltd. (VimpelCom));

  •
  Komsomolsk-on-Amur—Okha—Magadan and Okha—Petropavlovsk Kamchatskiy (10G—Rostelecom); New Urengoy—Norilsk (10G—Edinstvo)

Convergent network

        According to deployment plans, the following projects were executed in 2017:

  •
  New MBH nodes were deployed:1319; replacement of obsoleted MBH equipment is ongoing.

  •
  Micro wave links were deployed: 3022.

        We continue the shared network deployment and links interchange projects with other operators and have signed the memorandum of understanding with respect to the potential projects. Memorandum defines a list of directions (parts of fiber-optic communication links) which are mutually interesting for both participants. Summarized length of provided communication links is approximately equal on both sides.

        Management and monitoring systems virtualization is ongoing. Unified system for link facilities based on GE Small World solution launched in production mode in the fourth quarter 2017.

        As a part of evolution of IPBB (IP Backbone) network equipment modernization is ongoing. The projects assumes replacement Cisco 7600 nodes for ASR9000 nodes due to an end of a support of 7600 nodes. The project is planned to be finished at 2019.

        In 2017, we performed an estimation of pilot project SDH networks dismantling and plan to launch the pilot in 2018.

Satellite Network

        For 2017 we:

  •
  Developed and coordinated the project backup of the project the satellite communication network of MTS, providing a redundant fiber-optic Backbone network in the Northwest region, Siberia and the Far East. The aim of the project is to reduce operating costs for rent backup communication channels, and ensuring that pass voice traffic in case of accidents on major routes. The project will be completed in 2018.

  •
  Optimized the existing backbone and VSAT networks.

Public Switching Telephone networks (PSTN)

        The network infrastructure we maintain in Moscow is substantially different to the infrastructures we use in the regions. In Moscow, primarily we have organically grown, while our regional development has largely been through the acquisition of companies with different business models and a focus on different services. As a result, the network infrastructures in the regions outside Moscow and the technologies used to support such infrastructures are different from the network infrastructure established in Moscow and which we currently own. Now telephone network in Moscow and Moscow region has a capacity of more than 1,100,000 telephone numbers.

        All of our PSTN switching centers (TDM and Soft switch) are connected to a digital transport network, which uses SDH and IP technology. The network ensures connectivity with a digital equipment of PSTNs of other operators.

        The SDH network will be operated to support existing clients, but we also provide the moving traffic and clients from SDH/TDM technology to IP.

        The management of the transport network and digital PSTN is carried out remotely from network operation centers.

        As of December 31, 2017, in Moscow and the Moscow region we had a wireless broadband network including about 500 base and subscriber stations in the 5-6 GHz frequency band and also near 130 radio-relay lines in the 70-80 GHz frequency band.

        For the provision of Internet access, IP-telephony and other services, we have our own IP network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

Russia

        As of December 31, 2017 we provided cable Internet access to about 9.3 million households and cable TV access to about 9.8 million households. The access equipment used are Ethernet switches, IP DSLAM and Optical Receivers. We mainly use FTTB technology for Internet (8,6 million households) and CATV access, which can provide speeds up to 1 Gb/s per building and about 250 channels CATV (analog and digital). In 2011, we started to roll-out DVB-C technology for a cable TV service. Currently, we have digital TV service (DVB-C&DVB-S2) in 187 cities and localities with 3.1 million of subscribers. In 2014, we started to roll-out an advanced hybrid TV service (DVBC/DVB-S2/IPTV+IP/VOD, CatchUp). By December 2017, we launched Hybrid TV platform with an IPTV commercial service in Moscow, Moscow Region (MGTS), Saint Petersburg and Leningrad region, DVB-C/IP Hybrid commercial service in 90 regional cities and DVB-S2/IP Hybrid commercial service all over Russia. During 2017 in DVB-C and DVB-S networks MTS launched broadcasting of 4K/UHD channels and MTS TV headend now supports HEVC (H.265) encoding. Total number of connected hybrid TV users is about 0.47 million. Also during 2017 there was a launch of first set of upgrades to the Hybrid TV product including setup of infrastructure for quick adding of external interactive services together with different Internet partners (Platbox, Wikipedia, Yandex and set of online TV services: IVI.ru, MEGOGO, AMEDIATEKA). In 2018 we are planning to launch major upgrade of VoD service and launch 2nd set of upgrades to the product including Wi-Fi support, new UI, significant search function upgrade and accelerating and more interactive services with our partners. In the first half of 2018 we are also planning to launch TV statistics and usage analysis system. During 2018 the final decision should be made regarding launch of unified TV platform for fixed and mobile devices merging current services of mobile and fixed digital TV in one TV product that will be replacing current Hybrid

TV platform by 2020. During 2018, we are also planning to add more 4K/UHD services into our DVB-C/S and IPTV networks and launch TV gaming on Hybrid TV STBs.

        In Moscow and regions as an Internet traffic supplier, we mainly use MTS own IP Backbone network.

        The acquisition of Comstar provided us with an opportunity to use MTS fiber optic lines for fixed network development. Optical network construction in cities is carried out on the basis of fixed and mobile business needs. When we modernize and construct new networks, we deploy fixed and mobile equipment on the basis of "collocation" method

Principal suppliers

        Our principal suppliers are: NVision Group, subsidiary of the Group and integrator; Huawei, Iskratel, Oracle—PSTN switching equipment and SBC; Ericsson, Garmonica, Cisco Systems—equipment of Digital TV station; Irdeto, Verimatrix—CAS TV systems; Ericsson—Hybrid TV platform; Cisco Systems, Huawei, D-Link—FTTB core and access; Juniper Networks, Huawei, ECI Telecom, Tellabs and Alcatel Lucent for a transport network equipment.

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

        The Federal Law on Communications came into force on January 1, 2004. The Federal Law on Communications creates a framework in which government authorities may enact specific regulations. Regulations enacted under the legislative framework in place prior to the enactment of the Federal

Law on Communications continue to be applied to the extent they do not conflict with the Federal Law on Communications.

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

        The Federal Antimonopoly Service (FAS) is a federal executive body that supervises competition regulations and enforces the Federal Law on Protection of Competition and the Federal Law on Natural Monopolies and the regulations enacted thereunder. The FAS controls certain activity of natural monopolies, including monitoring their execution of certain obligatory contracts, and can issue mandatory orders as provided for in the Federal Law on Natural Monopolies. In addition, the FAS regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local, intra—zone and DLD calls by subscribers of public switched telephone networks and installation and subscription fees.

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

Competition, Interconnect and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. The Federal Law on Communications and Presidential Decree No. 221, enacted on February 28, 1995, as amended, on Measures for Streamlining State Regulation of Prices (Tariffs) allow for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies." Government Decree No. 637, dated October 24, 2005 (as amended by the Government Decree No. 941, dated September 4, 2015) authorized the FAS to set the following tariffs for the natural monopolies in the communications market, including:

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

        The FAS maintains a Register of Natural Monopolies whose tariffs are controlled and regulated by the state. A telecommunications operator may be included in this register upon a decision by the FAS based on analysis of the operator's activities and the market conditions.

        Our subsidiary, MGTS, was added to the Register of Natural Monopolies in 2000 and, therefore, is subject to the requirements of the Federal Law on Natural Monopolies including, inter alia, the following:

  •
  the FAS regulates and controls tariffs for services provided by MGTS, including installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan);

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

        In addition, companies which are found to have dominant position on relevant markets may be subject to certain FAS restrictions in conducting their business, including in relation to pricing, acquisitions, geographical expansion, and associations and agreements with competitors.On January 5, 2016, the new version of the Federal law No. 135-FZ "On protection of the competition" came into force and the regulations in relation to the register of companies holding market share excess 35% were repealed. Nowadays, dominant position should be determined regarding each case without a register. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations."

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

        Notwithstanding the above, fixed line operators not considered to occupy a substantial position and not included in the Register of Natural Monopolies, as well as mobile operators, are free to set their own tariffs. Also see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

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

        In accordance with the abovementioned amendments to the Federal Law on Communications (coming into force in July, 2018) the telecommunications operators will have to store and to provide to the authorities upon request the information on the facts of receiving, transmitting, delivering and (or) processing of voice information, text messages, images, sounds, video, or other communications by their subscribers, as well as relevant messages themselves.

        The implementation of these amendments may have a material effect on telecommunications operators' financials and performance (see also "Item 3. Key Information—D. Risk Factors").

Subscribers identification

        The Federal Law No 245 dated July 29, 2017, amended the Federal Law on Communication to prevent the conclusion of the contract on the provision of services of mobile communications without proper identification of the subscriber (user) of communication services.

        These amendments (coming into force in June, 2018) may have material effect on telecommunications operators because they will be required to implement measures to organize of interaction with state resources for verification of information about subscribers.

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

        The NCRC has been responsible for issuing licenses for telecommunications services and use of radio frequencies commencing January 1, 2005, as well as various other responsibilities of the SCA from that date. According to the amendments to the Telecommunications Law introduced in July 2011, the NCRC was replaced in August 2011 with the NCCIR, which now consists of five members and a chairperson. The NCCIR is currently responsible for issuing licenses for telecommunications services and use of radio frequencies, and other functions of former NCRC.

        Ukrainian State Center for Radio Frequencies (the "UCRF").    While licenses for radio frequencies for wireless communications are issued by the NCCIR, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such proxy, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and technical aspects of frequency allocation, as well as provides the NCCIR with an expert opinion in relation to each application for radio frequency. The UCRF also independently issues individual permissions for the use of radio electronic and radio emitting equipment, its development, import, sale and purchase, and maintains a data base of IMEI codes of mobile telephones.

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

The NCCIR appealed against the court decision. On January 15, 2014, the court of appeal issued a judgement in which the court refused to sustain the NCCIR appeal. On January 28, 2014, the NCCIR renewed MTS Ukraine license until December, 2018. On January 27, 2014, the NCCIR filed an appeal against the court of appeals' order which was denied by the Court. The cassation procedure was started by Court of Cassation. According to decision of the Highest Administrative Court dated January 22, 2015, the satisfaction of claim dated November 19, 2013 in favor of MTS Ukraine was denied making the resolution of January 28, 2014 to prolong the license for MTS Ukraine illegitimate. In 2016, the case was sent to a new trail. The first instance Court (03/25/2016) and Appeal Court (05/31/2016) refused in satisfaction of the MTS Ukraine demand to prolong the license for MTS Ukraine. On the base of the resolution of the Superior Court of Ukraine from the July 11, 2016, cassation procedure is opened. The case is in progress.

        At the same time MTS Ukraine has bought a new license for providing all available mobile services in 2G and 3G networks and NCCIR issued a license for MTS Ukraine as of January 27, 2015, which is valid until 2030.

        In accordance with the terms of obtaining a license for 3G frequency, MTS Ukraine has signed conversion agreements with special users of radio frequency resource. Within an 18-month period MTS plans to expand its 3G network in all regional centers of Ukraine. Currently, MTS Ukraine complies with all license requirements and makes all necessary payments under the license.

4G/LTE

        Under the instruction of the President of Ukraine on the introduction of 4G network, the Cabinet of Ministers adopted a decree "On approval of the action plan for introduction of mobile communication of the fourth generation." The decree establishes a tender process for 4G frequency in the second half of 2017. Which primarily this requires carrying out a research and analysis of the existing radio frequency resource. This research was assigned to foreign consultants with payment to be imposed on telecommunications operators. The foreign consultant was chosen—Analyses Mason LTD (London, UK). In accordance with recommendations of research NCCIR has prepared amendments to legislation on management of the radio frequency resource and has announced two tenders on frequencies in diapasons for 4G/LTE—2600 MHz and 1800 MHz. The process of licensing 4G/LTE was finalized in March 2018. In January and March 2018, VF Ukraine secured a 4G licenses in the 2510-2520 / 2630-2640 and 1780-1785 / 1875-1880 MHz bands as the result of a national auction. The first 4G launch in Ukraine's largest cities took place in March 2018.

Equipment Certification

        For installation on a telecommunications network either the manufacturer or the vendor must provide the operator with a document of confirmation to the normative documents compliance and documentary confirmation of inclusion in the registry of technical equipment that can be used in the telecommunication network. According to the Law of Ukraine "On Telecommunications," this register is maintained by the Administration of the State Service on Special Communications and Information Protection of Ukraine.

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

        According to AC&M-Consulting, Vodafone Ukraine had a 36% market share of the wireless communications market in Ukraine as of December 31, 2017.

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

Interconnect Arrangements and Telephone Numbering Capacity

        In Ukraine, mobile operators are allocated numbering capacity by the NCCIR (National Commission for the State Regulation of Communications and Informatization). We believe that sufficient numbering capacity has been allocated to us in Ukraine for the development of our mobile network. We also believe that we have been allocated sufficient fixed line numbering capacity with respect to the cities in which we are developing our fixed line networks. We plan to develop fixed line network in every administrative district of Ukraine. For this purpose we plan to purchase additional numbering capacity of 1000 numbers in one city.

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

        The NCCIR regularly analyses the telecommunication market to determine operators with significant market power in this market (SMP-operators). In October 2015 the NCCIR published the results of the latest market analysis according to which 276 fixed and all six mobile operators, including MTS Ukraine, were defined as SMP-operators. On August 30, 2016 the NCCIR adopted the next regulatory act which establishes new interconnect rates for termination traffic on the networks of SMP-operators, effective since January 1, 2017. As a result that the interconnect rates were decreased from UAH 0.23 (RUB 0.472012*) to UAH 0.15 (RUB 0.307834*) for long- distance and mobile operators. Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins" for details of NCCIR' s plans to substantially lower interconnect rates for the termination of traffic.

Licenses

Mobile Services

        The following table shows, as of April 18, 2018, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Moscow region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
St. Petersburg License Area
St. Petersburg	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Leningrad region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Russian Regional License Areas
European Russia
Adygeya Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Arkhangelsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Astrakhan region	MTS PJSC	December 11, 2018	MTS PJSC	October 18, 2021
Bashkortostan Republic	MTS PJSC	August 22, 2022	MTS PJSC	August 22, 2022
Belgorod region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Bryansk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Chuvashia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Chechen Republic	MTS PJSC	June 10, 2019	MTS PJSC	April 28, 2021
Dagestan Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Ivanovo region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Ingushetia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Kabardino-Balkar Republic	MTS PJSC	June 10, 2019	MTS PJSC	December 30, 2018
Kaliningrad region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kalmykia Republic	MTS PJSC	January 25, 2021	MTS PJSC	December 30, 2018
Kaluga region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Karachaevo-Cherkesia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Karelia Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kirov region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Komi Republic	MTS PJSC	August 22, 2022	MTS PJSC	August 22, 2022
Kostroma region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Krasnodar region	MTS PJSC	May 30, 2022	MTS PJSC	May 30, 2022
Kursk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Lipetsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Mari-El Republic	MTS PJSC	January 15, 2022	MTS PJSC	January 15, 2022
Mordovia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Murmansk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Nenetsk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Nizhny Novgorod region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Novgorod region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Orel region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Orenburg region	MTS PJSC	April 28,2018	MTS PJSC	April 28, 2018
Orenburg region	—	—	MTS PJSC	October 21, 2025
Penza region	MTS PJSC	May 6, 2021	—	—

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Penza region	MTS PJSC	September 2, 2022	MTS PJSC	September 2, 2022
Perm region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Perm region (excluding Komi-Permyak territory)	MTS PJSC	—	MTS PJSC	October 21, 2025
Perm region (Komi-Permyak territory)	MTS PJSC	—	MTS PJSC	October 21, 2025
Pskov region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Rostov region	MTS PJSC	July 1, 2020	MTS PJSC	July 1, 2020
Ryazan region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Samara region	MTS PJSC	December 30, 2022	MTS PJSC	December 30, 2022
Saratov region	MTS PJSC	July 11, 2022	MTS PJSC	July 11, 2022
Severnaya Osetia-Alania Republic	MTS PJSC	September 1, 2021	MTS PJSC	September 1, 2021
Severnaya Osetia-Alania Republic	MTS PJSC	—	MTS PJSC	October 21, 2025
Smolensk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Stavropol region	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Tambov region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tatarstan Republic	MTS PJSC	June 26, 2022	MTS PJSC	June 26, 2022
Tula region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tver region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Udmurt Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Ulyanovsk region	MTS PJSC	May 6, 2021	MTS PJSC	December 30, 2018
Vladimir region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Volgograd region	MTS PJSC	—	MTS PJSC	October 4, 2021
Vologda region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Voronezh region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Yaroslavl region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Asian Russia
Altaisk region	MTS PJSC	September 8, 2020	MTS PJSC	September 8, 2020
Altai Republic	MTS PJSC	July 19, 2021	MTS PJSC	December 30, 2018
Amur region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Amur region	—	—	MTS PJSC	October 21, 2025
Buryatiya Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Chelyabinsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Zabaykalsky region	CJSC Sibintertelecom	June 5, 2019	CJSC Sibintertelecom	June 5, 2019
Zabaykalsky region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Chukotsk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Jewish Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Irkutsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kamchatka region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kemerovo region	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Khabarovsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Khakassiya Republic	MTS PJSC	September 13, 2021	MTS PJSC	September 13, 2021
Khanty Mansiysk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Krasnoyarsk region	MTS PJSC	May 7, 2018	MTS PJSC	May 7, 2018
Kurgan region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Magadan region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Novosibirsk region	MTS PJSC	February 21, 2022	MTS PJSC	February 21, 2022

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Omsk region	MTS PJSC	December 20, 2021	MTS PJSC	December 20, 2021
Primorsky region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Sakha Republic (Yakutia)	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Sakhalin region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Sverdlovsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tomsk region	MTS PJSC	June 5, 2018	MTS PJSC	June 5, 2018
Tyumen region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tyva Republic	MTS PJSC	July 19, 2021	MTS PJSC	December 30, 2018
Yamalo-Nenetsk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Ukraine
Ukraine	PJSC Vodafone Ukraine	February 4, 2030	PJSC Vodafone Ukraine	February 4, 2030
Armenia
Armenia	CJSC K-Telecom	November 4, 2019	CJSC K-Telecom	November 4, 2019
Turkmenistan
Turkmenistan	MTS Turkmenistan	July 26, 2018	MTS Turkmenistan	July 26, 2018
Belarus
Belarus	LLC Mobile Telesystems	April 30, 2022	LLC Mobile Telesystems	April 30, 2022

IMT-2000/UMTS/CDMA

License Region	Licensee	Expiry date
Asian Russia	MTS PJSC	May 21, 2022
European Russia	MTS PJSC	May 21, 2022
Moscow License Area	MTS PJSC	May 21, 2022
St. Petersburg License Area	MTS PJSC	May 21, 2022
Moscow, Moscow region	MTS PJSC	April 28, 2018
St. Petersburg, Leningrad region	MTS PJSC	May 21, 2022
European Russia
Adygeya Republic	MTS PJSC	May 21, 2022
Arkhangelsk region	MTS PJSC	May 21, 2022
Bashkortostan Republic	JSC BCC	November 21, 2021
Bashkortostan Republic	MTS PJSC	May 21, 2022
Bryanks region	MTS PJSC	May 21, 2022
Belgorod region	MTS PJSC	May 21, 2022
Chelyabinsk region	MTS PJSC	May 21, 2022
Chuvash republic	MTS PJSC	May 21, 2022
Dagestan Republic	MTS PJSC	May 21, 2022
Ingushetia Republic	MTS PJSC	May 21, 2022
Irkutsk region	MTS PJSC	May 21, 2022
Ivanovo region	MTS PJSC	May 21, 2022
Kabardino-Balkarian Republic	MTS PJSC	May 21, 2022
Kaliningrad region	MTS PJSC	May 21, 2022
Karachay-Cherkess Republic	MTS PJSC	May 21, 2022
Karelia Republic	MTS PJSC	May 21, 2022
Kaluga region	MTS PJSC	May 21, 2022
Kemerevo region	MTS PJSC	May 21, 2022
Kirov region	MTS PJSC	May 21, 2022

License Region	Licensee	Expiry date
Komi Republic	MTS PJSC	May 21, 2022
Kostroma region	MTS PJSC	May 21, 2022
Krasnodar region	MTS PJSC	May 21, 2022
Krasnoyarsk region	MTS PJSC	May 21, 2022
Kurgan region	MTS PJSC	May 21, 2022
Kursk region	MTS PJSC	May 21, 2022
Lipetsk region	MTS PJSC	May 21, 2022
Mordovis republic	MTS PJSC	May 21, 2022
Murmansk region	MTS PJSC	May 21, 2022
Nenetsk Autonomous region	MTS PJSC	May 21, 2022
North Osetia republic	MTS PJSC	May 21, 2022
Novgorod region	MTS PJSC	May 21, 2022
Novosibirsk region	MTS PJSC	May 21, 2022
Omsk region	MTS PJSC	May 21, 2022
Orenburg region	MTS PJSC	May 21, 2022
Orel region	MTS PJSC	May 21, 2022
Penza region	MTS PJSC	May 21, 2022
Perm region	MTS PJSC	May 21, 2022
Pskov region	MTS PJSC	May 21, 2022
Rostov region	MTS PJSC	May 21, 2022
Ryazan region	MTS PJSC	May 21, 2022
Samara region	MTS PJSC	May 21, 2022
Saratov region	MTS PJSC	May 21, 2022
Smolensk region	MTS PJSC	May 21, 2022
Stavropol region	MTS PJSC	May 21, 2022
Sverdlovsk region	MTS PJSC	May 21, 2022
Tambov region	MTS PJSC	May 21, 2022
Tomsk region	MTS PJSC	May 21, 2022
Tula region	MTS PJSC	May 21, 2022
Tver region	MTS PJSC	May 21, 2022
Tyumen region	MTS PJSC	May 21, 2022
Vladimir region	MTS PJSC	May 21, 2022
Volgograd region	MTS PJSC	May 21, 2022
Vologda region	MTS PJSC	May 21, 2022
Voronezh region	MTS PJSC	May 21, 2022
Vologda region	MTS PJSC	May 21, 2022
Ulyanovsk region	MTS PJSC	May 21, 2022
Yaroslavl region	MTS PJSC	May 21, 2022
Asian Russia
Altai Republic	MTS PJSC	May 21, 2022
Amur region	MTS PJSC	May 21, 2022
Buryatiya Republic	MTS PJSC	May 21, 2022
Chechen republic	MTS PJSC	May 21, 2022
Chukotsk Autonomous region	MTS PJSC	May 21, 2022
Irkutsk Autonomous region	MTS PJSC	May 21, 2022
Jewish Autonomous region	MTS PJSC	May 21, 2022
Kalmykia republic	MTS PJSC	May 21, 2022
Kamchatka region	MTS PJSC	May 21, 2022
Khabarovsk region	MTS PJSC	May 21, 2022
Khakassia republic	MTS PJSC	May 21, 2022

License Region	Licensee	Expiry date
Khanty Mansiysk Autonomous region	MTS PJSC	May 23, 2018
Magadan region	MTS PJSC	May 21, 2022
Marij El republic	MTS PJSC	May 21, 2022
Primorsky region	MTS PJSC	May 21, 2022
Sakha Republic (Yakutia)	MTS PJSC	May 21, 2022
Sakhalin region	MTS PJSC	May 21, 2022
Zabaykalsky region	MTS PJSC	May 21, 2022
Tatarstan	MTS PJSC	May 21, 2022
Yamalo-Nenets Autonomous dostrict	MTS PJSC	May 21, 2022
Turkmenistan*	MTS-Turkmenistan	July 26, 2018
Tuva	MTS PJSC	May 21, 2022
Udmurt republic	MTS PJSC	May 21, 2022
Armenia	CJSC K-Telecom	November 4, 2019
Belarus	LLC Mobile Telesystems	April 30, 2022
Ukraine	PJSC Vodafone Ukraine	September 28, 2026
Ukraine	PJSC Vodafone Ukraine	March 23, 2030

*
MTS-Turkmenistan suspended the provision of telecommunication services to its subscribers, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to servicing our clients.

LTE

License Region	Licensee	Expiry date
Asian Russia	MTS PJSC	July 25, 2022
Asian Russia	MTS PJSC	April 15, 2026
European Russia	MTS PJSC	July 25, 2022
European Russia	MTS PJSC	April 15, 2026
Moscow License Area	MTS PJSC	July 25, 2022
Moscow, Moscow region License Area	MTS PJSC	December 29, 2021
St. Petersburg License Area	MTS PJSC	July 25, 2022
St. Petersburg License Area	MTS PJSC	April 15, 2026
Moscow, Moscow region	MTS PJSC	April 28, 2018
St. Petersburg, Leningrad region	MTS PJSC	April 28, 2018
Asian Russia	MTS PJSC
Altai Republic	MTS PJSC	December 30, 2018
Altaisk region	MTS PJSC	September 8, 2020
Amur region	MTS PJSC	April 28, 2018
Amur region	MTS PJSC	October 21, 2025
Buryatiya Republic	MTS PJSC	April 28, 2018
Chelyabinsk region	MTS PJSC	April 28, 2018
Chukotsk Autonomous region	MTS PJSC	April 28, 2018
Zabaykalsky region	MTS PJSC	April 28, 2018
Irkutsk Autonomous region	MTS PJSC	April 28, 2018
Jewish Autonomous region	MTS PJSC	April 28, 2018
Kamchatka region	MTS PJSC	April 28, 2018
Kemerovo region	MTS PJSC	December 30, 2018

License Region	Licensee	Expiry date
Khabarovsk region	MTS PJSC	April 28, 2018
Khakassiya Republic	MTS PJSC	September 13, 2021
Khanty Mansiysk Autonomous region	MTS PJSC	April 28, 2018
Khanty Mansiysk Autonomous region	MTS PJSC	May 23, 2018
Krasnoyarsk Territory	MTS PJSC	May 7, 2018
Kurgan region	MTS PJSC	April 28, 2018
Magadan region	MTS PJSC	April 28, 2018
Novosibirsk region	MTS PJSC	February 21, 2022
Omsk region	MTS PJSC	December 20, 2021
Primorsky region	MTS PJSC	April 28, 2018
Sakha Republic (Yakutia)	MTS PJSC	April 28, 2018
Sakhalin region	MTS PJSC	April 28, 2018
Sverdlovsk region	MTS PJSC	April 28, 2018
Tomsk region	MTS PJSC	June 5, 2018
Tyumen region	MTS PJSC	April 28, 2018
Tyva Republic	MTS PJSC	December 30, 2018
YamaloNenetsk Autonomous region	MTS PJSC	April 28, 2018
European Russia	MTS PJSC
Adygeya Republic	MTS PJSC	April 28, 2018
Arkhangelsk region	MTS PJSC	April 28, 2018
Bashkortostan Republic	MTS PJSC	August 22, 2022
Bashkortostan Republic	JSC BCC	November 21, 2021
Belgorod region	MTS PJSC	April 28, 2018
Bryansk region	MTS PJSC	April 28, 2018
Chechen Republic	MTS PJSC	April 28, 2021
Chuvashia Republic	MTS PJSC	December 30, 2018
Dagestan Republic	MTS PJSC	December 30, 2018
Ingushetia Republic	MTS PJSC	December 30, 2018
Ivanovo region	MTS PJSC	April 28, 2018
KabardinoBalkar Republic	MTS PJSC	December 30, 2018
Kaliningrad region	MTS PJSC	April 28, 2018
Kaluga region	MTS PJSC	April 28, 2018
Kalmykia Republic	MTS PJSC	December 30, 2018
Karachaevo-Cherkesia Republic	MTS PJSC	December 30, 2018
Karelia Republic	MTS PJSC	April 28, 2018
Kirov region	MTS PJSC	April 28, 2018
Komi Republic	MTS PJSC	August 22, 2022
Kostroma region	MTS PJSC	April 28, 2018
Krasnodar territory	MTS PJSC	May 30, 2022
Kursk region	MTS PJSC	April 28, 2018
Lipetsk region	MTS PJSC	April 28, 2018
Mari El Republic	MTS PJSC	January 15, 2022
Mordovia Republic	MTS PJSC	December 30, 2018
Murmansk region	MTS PJSC	April 28, 2018
Nenetsk Autonomous region	MTS PJSC	April 28, 2018
Nizhny Novgorod region	MTS PJSC	April 28, 2018
Novgorod region	MTS PJSC	April 28, 2018

License Region	Licensee	Expiry date
Orel region	MTS PJSC	April 28, 2018
Orenburg region	MTS PJSC	April 28, 2018
Orenburg region	MTS PJSC	October 21, 2025
Penza region	MTS PJSC	September 2, 2022
Perm region	MTS PJSC	April 28, 2018
Perm region	MTS PJSC	October 21, 2025
Pskov region	MTS PJSC	April 28, 2018
Rostov region	MTS PJSC	July 1, 2020
Ryazan region	MTS PJSC	April 28, 2018
Samara region	MTS PJSC	December 30, 2022
Saratov region	MTS PJSC	July 11, 2022
Severnaya Osetia Alania Republic	MTS PJSC	September 1, 2021
Severnaya Osetia Alania Republic	MTS PJSC	October 21, 2025
Smolensk region	MTS PJSC	April 28, 2018
Stavropol territory	MTS PJSC	December 30, 2018
Tambov region	MTS PJSC	April 28, 2018
Tatarstan Republic	MTS PJSC	June 26, 2022
Tula region	MTS PJSC	April 28, 2018
Tver region	MTS PJSC	April 28, 2018
Udmurt Republic	MTS PJSC	April 28, 2018
Ulyanovsk region	MTS PJSC	December 30, 2018
Vladimir region	MTS PJSC	April 28, 2018
Volgograd region	MTS PJSC	October 4, 2021
Vologda region	MTS PJSC	April 28, 2018
Voronezh region	MTS PJSC	April 28, 2018
Yaroslavl region	MTS PJSC	April 28, 2018
Zabaikalye region	MTS PJSC	April 28, 2018
Armenia	CJSC K-Telecom	November 4, 2019

Mobile Virtual Network

License Region	Licensee	Expiry date
Moscow, Moscow region	MGTS PJSC	August 2, 2018
Zabaykalsky region	CJSC Sibintertelecom	September 8, 2020

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

Fixed Line Services

        The following table shows, as of April 18, 2018, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MTS PJSC	Ryazan region	138952	December 23, 2020
MTS PJSC	Sverdlovsk region	140009	March 15, 2021
JSC BCC	Bashkortostan Republic	154205	September 5, 2022
MTS PJSC	Tver region	157431	August 4, 2022
CJSC City Telecom	Moscow	155381	October 24, 2022
MTS PJSC	Saratov region	149654	March 15, 2022
MTS PJSC	Penza region	149649	March 15, 2022
MTS PJSC	Sverdlovsk region	149645	March 15, 2022
MTS PJSC	Kirov region	149653	March 15, 2022
MTS PJSC	Ivanovo region	146068	October 24, 2021
MTS PJSC	Kurgan region	117814	February 17, 2019
MTS PJSC	Bashkortostan Republic	135028	November 21, 2020
MTS PJSC	Khanty Mansiysk Autonomous region	160629	December 1, 2020
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region	150052	April 17, 2022
MTS PJSC	Altai Republic	148176	February 17, 2022
MTS PJSC	Khabarovsk Territory	149647	March 15, 2022
MTS PJSC	Primorsky Territory	149648	March 15, 2022
MTS PJSC	Kaliningrad region	156888	December 17, 2022
MGTS PJSC	Moscow	112865	December 11, 2018
MGTS PJSC	Moscow region	125848	April 17, 2019
MTS PJSC	Zabaykalsky Territory	127170	May 6, 2020
MGTS PJSC	Moscow, Moscow region	127698	July 28, 2020
MTS PJSC	Orenburg region	149644	March 15, 2022
MTS PJSC	Udmurt Republic	149650	March 15, 2022
MTS PJSC	Russian Federation	104893	February 16, 2020
MTS PJSC	Krasnoyarsk Territory (except for the Evenk Autonomous District)	146087	October 24, 2021
MTS PJSC	Yaroslavl region	146077	October 24, 2021
MTS PJSC	Astrakhan region	146080	October 24, 2021
MTS PJSC	Rostov region	146084	October 24, 2021
MTS PJSC	Krasnodar territory	146067	October 24, 2021
MTS PJSC	Chelyabinsk region	146074	October 24, 2021
MTS PJSC	Perm region	146078	October 24, 2021
MTS PJSC	Kurgan region	146086	October 24, 2021
MTS PJSC	Khanty Mansiysk Autonomous region	146083	October 24, 2021
MTS PJSC	Tomsk region	146094	October 24, 2021
MTS PJSC	Novosibirsk region	146071	October 24, 2021
MTS PJSC	Altaisk territory	146073	October 24, 2021
MTS PJSC	Samara region	146090	October 24, 2021
MTS PJSC	Tatarstan Republic	146082	October 24, 2021
MTS PJSC	Nizhny Novgorod region	146075	October 24, 2021
MTS PJSC	Kirov region	146089	October 24, 2021

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Komi Republic	146079	October 24, 2021
MTS PJSC	Sakha Republic (Yakutia)	146076	October 24, 2021
MTS PJSC	Khabarovsk Territory	146066	October 24, 2021
MTS PJSC	Amur region	146092	October 24, 2021
MTS PJSC	Khakassiya Republic	140458	June 6, 2021
MTS PJSC	Moscow region	135027	November 21, 2020
MTS PJSC	Moscow	137566	February 16, 2021
MTS PJSC	Moscow region	150058	March 30, 2022
MTS PJSC	Kaluga region	129946	July 3, 2020
MTS PJSC	Moscow	151715	March 30, 2022
MTS PJSC	Moscow	150064	March 30, 2022
MTS PJSC	Moscow region	146093	October 12, 2021
MTS PJSC	Orel region	155416	October 3, 2022
MGTS PJSC	Moscow	108069	July 10, 2018
MTS PJSC	Rostov region	110869	August 1, 2018
MTS PJSC	Severnaya Osetia Alania Republic	110870	August 1, 2018
MTS PJSC	Krasnodar territory	110871	August 1, 2018
MTS PJSC	Volgograd region	146085	November 17, 2021
MTS PJSC	Irkutsk region (except for the Ust-Ordyn Buryat Autonomus District)	146069	October 24, 2021
MTS PJSC	Sakhalin region	146081	October 24, 2021
MTS PJSC	Primorsky Territory	146070	October 24, 2021
MTS PJSC	Ufa, Bashkortostan Republic	131715	September 8, 2020
MTS PJSC	Bashkortostan Republic	149173	March 5, 2022
MTS PJSC	Orenburg region	146072	October 24, 2021
MTS PJSC	Kemerovo region	113543	December 26, 2018
MTS PJSC	Astrakhan region	114620	January 19, 2019
MTS PJSC	Kemerovo region	114621	January 19, 2019
MTS PJSC	Arkhangelsk region	114622	January 19, 2019
MTS PJSC	Vologda region	114623	January 19, 2019
MTS PJSC	Kaliningrad region	114624	January 19, 2019
MTS PJSC	Karelia Republic	114628	January 19, 2019
MTS PJSC	Murmansk region	114625	January 19, 2019
MTS PJSC	Novgorod region	114629	January 19, 2019
MTS PJSC	St. Petersburg	114626	January 19, 2019
MTS PJSC	Komi Republic	114627	January 19, 2019
MTS PJSC	Volgograd region	115176	March 4, 2019
MTS PJSC	Omsk region	146088	October 4, 2021
MTS PJSC	Udmurt Republic	146091	October 4, 2021
MTS PJSC	Omsk region	145060	October 4, 2021
MTS PJSC	Nizhny Novgorod region	123658	October 1, 2019
MTS PJSC	Ryazan region	129950	July 3, 2020
MTS PJSC	Orel region, Voronezh region	155415	October 24, 2022
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region	158901	February 7, 2023
MTS PJSC	Severnaya Osetia Alania Republic	152518	June 5, 2022
MTS PJSC	Dagestan Republic	152517	June 5, 2022
MTS PJSC	Tomsk region	158904	February 27, 2023
MTS PJSC	Altaisk territory	158899	February 27, 2023

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Krasnoyarsk Territory	158902	February 27, 2023
MTS PJSC	Novosibirsk region	158896	February 27, 2023
MTS PJSC	Tver region	158903	February 27, 2023
MTS PJSC	Smolensk region	158900	February 27, 2023
MTS PJSC	Buryatiya Republic	159602	April 18, 2023
MTS PJSC	Saratov region	159597	April 18, 2023
MTS PJSC	Chuvashia Republic	159599	April 11, 2023
MTS PJSC	Mari El Republic	159600	April 11, 2023
MTS PJSC	Penza region	150057	March 14, 2022
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135962	December 1, 2020
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	154794	August 31, 2022
MTS PJSC	Ulyanovsk region	149171	February 28, 2022
MTS PJSC	Tambov region	149180	February 28, 2022
MTS PJSC	Perm region	135956	December 15, 2020
MTS PJSC	Ulyanovsk region	135960	December 15, 2020
MTS PJSC	Chelyabinsk region	135967	December 15, 2020
MTS PJSC	Samara region	123559	December 31, 2019
MTS PJSC	Leningrad region	147354	December 7, 2021
MTS PJSC	Tatarstan Republic	124924	May 23, 2018
Telematic Services
MTS PJSC	Komi Republic , Perm region, Orenburg region, Orel region, Nizhny Novgorod region, Lipetsk region, Moscow, Kostroma region, Smolensk region, Kirov region, Kaluga region, Ivanovo region, Bryansk region, Belgorod region, Moscow region, Kursk region, Voronezh region, Tyumen region, Sverdlovsk region, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Pskov region, Yaroslavl region, Ryazan region, Vladimir region, Udmurt Republic, Tver region, Tula region, Tambov region, YamaloNenetsk Autonomous region, Amur region	137567	February 15, 2021
JSC BCC	Bashkortostan Republic	152011	March 1, 2022
CJSC City Telecom	Moscow	155382	October 24, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Krym Republic, Sevastopol	142346	April 15, 2026
MTS PJSC	Bashkortostan Republic	140459	June 21, 2021
MTS PJSC	Krasnoyarsk Territory	108065	May 7, 2018
MGTS PJSC	Moscow, Moscow region	145447	December 11, 2021
Stream LLC	Russian Federation	145493	September 22, 2021
MTS PJSC	Tyva Republic	128521	July 28, 2020
MTS PJSC	Krasnodar territory	129951	July 15, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131717	September 14, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Dagestan Republic, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131721	September 14, 2020
CJSC Sibintertelecom	Zabaykalsky Territory	132674	September 14, 2020
MTS PJSC	Rostov region	134507	October 26, 2020
MTS PJSC	Khabarovsk Territory	127169	June 17, 2020
MTS PJSC	Novosibirsk region	138258	April 13, 2021
MTS PJSC	Khakassiya Republic	128525	June 17, 2020
MTS PJSC	Tomsk region	128519	June 17, 2020
MTS PJSC	Sakha Republic (Yakutia)	128518	July 15, 2020
MTS PJSC	Tatarstan Republic	129944	July 15, 2020
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	145056	October 4, 2021
MTS PJSC	Altaisk territory	147352	December 1, 2021
MTS PJSC	Altai Republic	152081	May 22, 2022
MTS PJSC	Penza region	125651	April 1, 2020
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak District of the Kamchatka Territory	130984	August 13, 2020
MTS PJSC	Mari El Republic	131716	September 14, 2020
MTS PJSC	Volgograd region	127684	May 30, 2020
MTS PJSC	Primorsky Territory	135961	December 21, 2020
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	128536	June 17, 2020
MTS PJSC	Zabaykalsky Territory	118159	June 5, 2019
MTS PJSC	Stavropol territory	127678	May 26, 2020
MTS PJSC	Samara region	127680	May 26, 2020
MTS PJSC	Saratov region	127688	May 31, 2020
MTS PJSC	Ulyanovsk region	127681	May 31, 2020
MTS PJSC	Republic of Khakassia	128530	May 31, 2020
MTS PJSC	Astrakhan region	129949	July 15, 2020
MTS PJSC	Adygeya Republic	129947	July 15, 2020
MTS PJSC	Kalmykia Republic	129957	July 28, 2020
MTS PJSC	Chechen Republic	156889	December 6, 2022
MTS PJSC	Russian Federation	101246	July 25, 2022
CJSC Teleservice	Voronezh region	135894	November 21, 2020
Leased Communications Circuits
JSC BCC	Bashkortostan Republic	148586	December 27, 2021
CJSC City Telecom	Moscow	155379	October 24, 2022
MTS PJSC	Jewish Autonomous region	124558	November 14, 2019

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region	138262	April 13, 2021
MTS PJSC	Russian Federation	147355	December 29, 2021
MTS PJSC	Tatarstan Republic	108060	May 7, 2018
MTS PJSC	Kalmykia Republic, Severnaya Osetia Alania Republic	108061	May 7, 2018
MTS PJSC	Krasnoyarsk Territory	108062	May 7, 2018
MTS PJSC	Bashkortostan Republic	108063	May 7, 2018
MTS PJSC	Kemerovo region, Tomsk region	108064	May 7, 2018
MTS PJSC	Tyva Republic	128529	July 28, 2020
MTS PJSC	Chuvashia Republic	129943	July 28, 2020
MTS PJSC	Adygeya Republic, Krasnodar territory	129948	July 15, 2020
MTS PJSC	Kaluga region, Pskov region, Ryazan region, Smolensk region, Tula region, Vladimir region	134506	October 7, 2020
MTS PJSC	Ivanovo region, Kirov region, Nizhny Novgorod region, Yaroslavl region	134509	October 13, 2020
MTS PJSC	Mordovia Republic	135965	December 23, 2020
MTS PJSC	Altaisk territory, Altai Republic, Novosibirsk region	128528	July 28, 2020
MTS PJSC	Khakassiya Republic	128533	June 17, 2020
MTS PJSC	Kaliningrad region	149147	March 1, 2022
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	149174	March 1, 2022
MTS PJSC	Omsk region	147357	December 27, 2021
MTS PJSC	Chukotsk Autonomous region	119985	August 6, 2019
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	119295	July 2, 2019
MTS PJSC	Rostov region, Rostov region	110872	October 2, 2018
MTS PJSC	Mari El Republic	134511	October 5, 2020
MTS PJSC	Khabarovsk Territory, Sakha Republic (Yakutia), Zabaykalsky Territory (excluding the Aginski Buryatski Autonomous District)	135026	November 21, 2020
MTS PJSC	Magadan region	152080	May 21, 2022
MTS PJSC	Irkutsk region	152082	May 21, 2022
MTS PJSC	Kamchatka region, Koryakski Autonomous region	152084	May 21, 2022
MTS PJSC	Sakhalin region	130986	August 25, 2020
MTS PJSC	Buryatiya Republic	130983	August 25, 2020
MTS PJSC	Primorsky Territory	127171	May 10, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Moscow, Moscow region, Komi Republic, Kostroma region, Tver region	111802	November 24, 2018
MTS PJSC	Aginski Buryatski Autonomous District of the Penza region	135963	December 1, 2020
MTS PJSC	Aginski Buryatski Autonomous District	135959	December 1, 2020
CJSC Sibintertelecom	Zabaykalsky Territory	119279	June 5, 2019
MTS PJSC	Samara region, Saratov region, Ulyanovsk region	127686	May 31, 2020
MTS PJSC	Astrakhan region, Stavropol territory	127683	May 31, 2020
MTS PJSC	Dagestan Republic	152083	May 21, 2022
MTS PJSC	Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Volgograd region	159601	April 18, 2023
MGTS PJSC	Moscow, Moscow region	131496	December 11, 2018
Sputnikovoe TV	Russian Federation	129794	August 2, 2018
Data Transmission Services
CJSC City Telecom	Moscow	155380	October 24, 2022
JSC BCC	Bashkortostan Republic	149986	February 7, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Krym Republic, Sevastopol	142344	April 15, 2026
MGTS PJSC	Moscow	125847	December 11, 2018
MTS PJSC	Krasnoyarsk Territory	108058	May 7, 2018
MGTS PJSC	Moscow region	125854	April 17, 2019
MTS PJSC	Tyva Republic	128517	July 28, 2020
MTS PJSC	Kalmykia Republic	129942	July 28, 2020
MTS PJSC	Krasnodar territory	129952	July 15, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131718	September 14, 2020
MTS PJSC	Dagestan Republic, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131719	September 14, 2020
CJSC Sibintertelecom	Zabaykalsky Territory	132676	September 14, 2020
MTS PJSC	Rostov region	138261	April 3, 2021
MTS PJSC	Bashkortostan Republic	129955	June 30, 2020
MTS PJSC	Khabarovsk Territory	127172	May 31, 2020
MTS PJSC	Altai Republic	128534	July 15, 2020
MTS PJSC	Novosibirsk region	128526	July 15, 2020
MTS PJSC	Khakassiya Republic	128522	June 17, 2020
MTS PJSC	Tomsk region	128535	June 17, 2020
MTS PJSC	Novosibirsk region	128527	June 17, 2020
MTS PJSC	Tatarstan Republic	129953	July 15, 2020
MTS PJSC	Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region	150060	April 17, 2022
MTS PJSC	Orenburg region	150055	April 17, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Kirov region, Nizhny Novgorod region, Udmurt Republic	150063	April 17, 2022
MTS PJSC	Moscow, Moscow region	150056	April 17, 2022
MTS PJSC	Amur region	150053	April 17, 2022
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	150062	April 17, 2022
MTS PJSC	Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region	150059	April 17, 2022
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region	150054	April 17, 2022
MTS PJSC	Penza region	125652	April 1, 2020
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak Autonomous Area of the Kamchatka region	130982	August 13, 2020
MTS PJSC	Zabaykalsky Territory	118158	June 5, 2019
MTS PJSC	Mari El Republic	131720	September 14, 2020
MTS PJSC	Altaisk territory	111800	October 31, 2018
MTS PJSC	Volgograd region	127682	June 30, 2020
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	128520	June 17, 2020
MTS PJSC	Primorsky Territory	135957	December 21, 2020
MTS PJSC	Stavropol territory	127685	May 26, 2020
MTS PJSC	Samara region	127689	May 26, 2020
MTS PJSC	Kemerovo region	128523	May 31, 2020
MTS PJSC	Saratov region	127687	May 31, 2020
MTS PJSC	Ulyanovsk region	127679	May 31, 2020
MTS PJSC	Astrakhan region	129956	July 15, 2020
MTS PJSC	Adygeya Republic	129945	July 15, 2020
MTS PJSC	Chechen Republic	156887	December 6, 2022
MTS PJSC	Russian Federation	101248	July 25, 2022
CJSC Teleservise	Voronezh region	135893	December 21, 2020
Data Transmission Services for Voice
CJSC City Telecom	Moscow	122706	December 18, 2019
MTS PJSC	Russian Federation except Moscow, Moscow region, Krym Republic, Sevastopol	142345	April 15, 2026
MTS PJSC	Bashkortostan Republic	138260	April 11, 2021
MTS PJSC	Arkhangelsk region	117815	February 17, 2019
MTS PJSC	Krasnoyarsk Territory	117816	February 17, 2019
MTS PJSC	Novosibirsk region	117817	February 17, 2019

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Leningrad region	117818	February 17, 2019
MTS PJSC	Nizhny Novgorod region	117819	February 17, 2019
MTS PJSC	Omsk region	117820	February 17, 2019
MTS PJSC	Smolensk region	117821	February 17, 2019
MTS PJSC	Novgorod region	117822	February 17, 2019
MTS PJSC	Tula region	117823	February 17, 2019
MTS PJSC	Volgograd region	117824	February 17, 2019
MTS PJSC	Kemerovo region	117825	February 17, 2019
MTS PJSC	Yaroslavl region	131138	June 4, 2020
MTS PJSC	Mordovia Republic	149158	March 15, 2022
MTS PJSC	Saratov region	149165	March 15, 2022
MTS PJSC	Tomsk region	149150	March 15, 2022
MTS PJSC	Mari El Republic	149148	March 15, 2022
MTS PJSC	Amur region	149178	March 15, 2022
MTS PJSC	Altaisk territory	149161	March 15, 2022
MTS PJSC	Buryatiya Republic	149156	March 15, 2022
MTS PJSC	Kalmykia Republic	149162	March 15, 2022
MTS PJSC	KarachaevoCherkesia Republic	149159	March 15, 2022
MTS PJSC	Pskov region	149177	March 15, 2022
MTS PJSC	Kamchatka region	149181	March 15, 2022
MTS PJSC	Komi Republic	149151	March 15, 2022
MTS PJSC	Murmansk region	149153	March 15, 2022
MTS PJSC	Kostroma region	149175	March 15, 2022
MTS PJSC	Altai Republic	149176	March 15, 2022
MTS PJSC	Vologda region	149187	March 15, 2022
MTS PJSC	Dagestan Republic	149179	March 15, 2022
MTS PJSC	Orenburg region	149182	March 15, 2022
MTS PJSC	Sakha Republic (Yakutia)	149183	March 15, 2022
MTS PJSC	Stavropol territory	149154	March 15, 2022
MTS PJSC	Tyva Republic	149172	March 15, 2022
MTS PJSC	Chechen Republic	149157	March 15, 2022
MTS PJSC	Zabaykalsky Territory	149185	March 15, 2022
MTS PJSC	Kirov region	149152	March 15, 2022
MTS PJSC	Khakassiya Republic	149184	March 15, 2022
MTS PJSC	KabardinoBalkar Republic	149163	March 15, 2022
MTS PJSC	Ulyanovsk region	149168	March 15, 2022
MTS PJSC	Adygeya Republic	149164	March 15, 2022
MTS PJSC	Ingushetia Republic	149160	March 15, 2022
MTS PJSC	Kaliningrad region	149146	March 15, 2022
MTS PJSC	Karelia Republic	149167	March 15, 2022
MTS PJSC	Penza region	149155	March 15, 2022
MTS PJSC	Severnaya Osetia Alania Republic	149149	March 15, 2022
MTS PJSC	Khabarovsk Territory	149170	March 15, 2022
MTS PJSC	Chuvashia Republic	149186	March 15, 2022
MTS PJSC	Khanty Mansiysk Autonomous region, Sverdlovsk region	159595	March 25, 2023
MTS PJSC	Nenetsk Autonomous region	159593	March 25, 2023
MTS PJSC	Tatarstan Republic	159598	March 25, 2023
MTS PJSC	Ryazan region, Vladimir region	159594	March 25, 2023

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region	159596	March 25, 2023
MGTS PJSC	Moscow	135506	February 16, 2021
MTS PJSC	Magadan region	149188	March 15, 2022
MTS PJSC	Chelyabinsk region	149166	March 15, 2022
MTS PJSC	Kurgan region	149169	March 15, 2022
MTS PJSC	Moscow	150061	March 30, 2022
MTS PJSC	Kaluga region	134512	October 26, 2020
MTS PJSC	Moscow region	134508	October 26, 2020
MTS PJSC	Ivanovo region	134510	October 31, 2020
MTS PJSC	Rostov region	137565	February 16, 2021
MTS PJSC	Irkutsk region, Primorsky Territory, Sakhalin region	135029	December 12, 2020
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	130985	July 28, 2020
MGTS PJSC	Moscow region	146656	January 26, 2022
MTS PJSC	Astrakhan region	122731	December 18, 2019
MTS PJSC	Krasnodar territory	153738	August 31, 2022
MTS PJSC	Perm region	158898	February 27, 2023
MTS PJSC	Russian Federation	101245	July 25, 2022
MTS PJSC	Tambov region	122730	December 18, 2019
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135966	December 1, 2020
MTS PJSC	St. Petersburg	124994	January 28, 2020
MTS PJSC	Udmurt Republic	158897	February 27, 2023
MTS PJSC	Samara region	123560	December 31, 2019
MTS PJSC	Tver region	122267	November 24, 2019
Mobile Radio Services
MTS PJSC	Orenburg region	145058	October 2, 2021
MTS PJSC	Rostov region	154792	August 31, 2022
MTS PJSC	YamaloNenetsk Autonomous region	135964	December 15, 2020
MTS PJSC	Khanty Mansiysk Autonomous region	138956	December 15, 2020
MGTS PJSC	Moscow, Moscow Region	154857	May 16, 2022
Telecommunications Services for Cablecasting
MTS PJSC	Russian Federation	122268	November 24, 2019
MGTS PJSC	Moscow	137356	January 27, 2021
MGTS PJSC	Moscow region	137355	June 18, 2018
OJSC Teleservice	Voronezh region	138177	March 15, 2021

Licensee	License Region(s)	License number	Expiry Date
Telecommunications Services for Broadcasting
Sputnikovoe TV	the Adygea Republic, the Altai Republic, the Bashkortostan Republic, the Buryatiya Republic, the Dagestan Republic, the Ingushetia Republic, the KabardinoBalkar Republic, the Kalmykia Republic, the KarachaevoCherkesia Republic, the Karelia Republic, the Komi Republic, the Mari El Republic, the Mordovia Republic, the Sakha Republic (Yakutia), the Severnaya Osetia Alania Republic, the Tatarstan Republic, the Tuva Republic, the Udmurt Republic, the Khakassia Republic, the Chechen Republic, the Chuvashia Republic, the Altai region, the Zabaykalsky Territory, the Krasnodar region, the Krasnoyarsk region, the Perm region, the Primorsky Territory, the Stavropol Territory, the Khabarovsk Territory, the Amur region, the Arkhangelsk region, the Astrakhan region, the Belgorod region, the Bryansk region, the Vladimir region, the Volgograd region, the Vologda region, the Voronezh region, the Ivanovo region, the Irkutsk region, the Kaliningrad region, the Kaluga region, the Kemerovo region, the Kirov region, the Kostroma region, the Kurgan region, the Kursk region, the Leningrad region, the Lipetsk region, the Moscow region, the Nizhny Novgorod region, the Novgorod region, the Novosibirsk region, the Omsk region, the Orenburg region, the Orel region, the Penza region, the Pskov region, the Rostov region, the Ryazan region, the Samara region, the Saratov region, the Sakhalin region, the Sverdlovsk region, the Smolensk region, the Tambov region, the Tver region, the Tomsk region, the Tula region, the Tyumen region, the Ulyanovsk region, the Chelyabinsk region, the Yaroslavl region, Moscow, St Petersburg, Sevastopol, the Jewish Autonomous region, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region	123687	October 1, 2019
Cable Radio (communication services for the purpose of wire broadcasting)
MTS PJSC	Volgograd region	156543	July 5, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Ryazan region	162597	February 19, 2023
MTS PJSC	Penza region	159702	October 31, 2022
MTS PJSC	Rostov region	152165	February 8, 2022
MTS PJSC	Nizhny Novgorod region	153995	October 1, 2019
MTS PJSC	Sverdlovsk region	138953	May 23, 2019
MTS PJSC	Kirov region	149715	November 16, 2021
MTS PJSC	Perm region	129415	April 22, 2020
MTS PJSC	Chelyabinsk region	137711	November 20, 2020

        All licenses with expiry date before the date of 20F issuance were renewed

C.  Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2017.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
RTC	Consolidated	100.0%	Russia
Vodafone Ukraine	Consolidated	100.0%	Ukraine
MTS Turkmenistan	Consolidated	100.0%	Turkmenistan
Sibintertelecom	Consolidated	100.0%	Russia
NVision Group	Consolidated	100.0%	Russia
Sitronics Telecom Solutions	Consolidated	100.0%	Russia
NVision Czech Republic	Consolidated	100.0%	Czech Republic
Sputnikovoe TV	Consolidated	100.0%	Russia
Stream LLC	Consolidated	100.0%	Russia
Dega Retail Holding Limited	Consolidated	100.0%	British Virgin Islands
Stream Digital LLC(1)	Consolidated	100.0%	Russia
MTS Energo	Consolidated	100.0%	Russia
Bashkortostan Cellular Communications (BCC)	Consolidated	100.0%	Russia
Praliss Enterprises Limited	Consolidated	100.0%	Cyprus
Metro-Telecom	Consolidated	95.0%	Russia
MGTS Group	Consolidated	94.7%	Russia
MTS Armenia	Consolidated	80.0%	Armenia
Navigation Information Systems Group	Consolidated	77.7%	Russia
Oblachny Retail LLC	Consolidated	50.8%	Russia
MTS International Funding Limited(2) ("MTS International")	Consolidated	SE	Ireland
MTS Belarus	Equity	49.0%	Belarus
Sistema Capital	Equity	30.0%	Russia
MTS Bank	Equity	26.6%	Russia
Zifrovoe TV	Equity	20.0%	Russia
OZON Holdings Limited	Equity	11.2%	Cyprus

(1)
A wholly-owned subsidiary, through which the Group currently repurchases its own shares.

(2)
A company organized and existing as a private limited company under the laws of Ireland. The Group does not have any equity in MTS International. It was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued $750 million 8.625% notes due in 2020 and $500 million 5.0% notes due in 2023, respectively. The notes are guaranteed by MTS in the event of default. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes' maintenance activities. Accordingly, the Group concluded that it exercises control over the entity.

        See also Note 2 to our audited consolidated financial statements.

D.  Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2, 13/ 14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4À, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 1 and 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street , 6 Vtoroy Vyazovskiy Proezd Building 1-3, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, Panfilovskiy prospect Zelenograd Bldg 1101À, 24/2 Malaya Dmitrovka Street, 5/9 Malaya Dmitrovka Street, Sheremetyevo Airport, 58/1 Ryazanskiy prospect, 60 Varshavskoe shosse, 27 Smolenskaya-Sennaya square Bldg 2, 27 Smolenskaya-Sennaya square Bldg 3, 6 Ostrovitjanova Street, 2 Mozhayskoe shosse, which we use for administration, sales and other service centers as well as the operations of mobile switching centers.

        We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own approximately 133 buildings located throughout Moscow, which serve as sales and customer service offices, house MGTS' telecommunication equipment and are leased to third parties. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as- needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

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

A.  Operating Results

Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice, data telecommunications and digital services, including transmission,

broadband, pay-TV, various value-added services as well as integratrion services and selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia and the second largest in Ukraine in terms of mobile subscribers. We are also the largest operator in Armenia in terms of mobile subscribers, according to our estimates. As of December 31, 2017, we had a mobile subscriber base of approximately 101.2 million.

        Our revenues for the year ended December 31, 2017 totaled to RUB 442,911 million, an increase of 1.7% year-over-year. Overall, the Group's performance in 2017 was largely driven by Russia where the increase in revenues was attributable to the natural growth in data consumption and better monetization through the cancellation of unlimited data plans. Our operating income for the year ended December 31, 2017 increased by 9.6% to RUB 96,100 million due to strong service revenue in Russia as well as roaming cost optimisation. Our profit for the year ended December 31, 2017 increased by 16.8% to RUB 56,590 million generally repeating our operating income dynamics.

        Our revenues for the year ended December 31, 2016 increased by 2.1% to RUB 435,692 million due to sustained growth in data usage throughout key markets and increased handset sales in Russia. Our operating income for the year ended December 31, 2016 decreased by 6.7% to RUB 87,669 million due to additional expenses in retail as well as generally increased costs in Russia due to macroeconomic pressure. Our profit for the year ended December 31, 2016 increased slightly by 2.1% to RUB 48,450 million generally repeating our operating income dynamics. Our profit was also affected by an increase in finance costs related to repurchase of our Eurobonds due in 2020 and decreased finance income. Those effects were partially offset by the strengthening of the ruble coupled with improved performance of our non-operating affiliates (mainly MTS Bank).

        Significant funds are required to support the growth of our subscriber base, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our LTE, 3G and broadband Internet networks.

        Our cash outlays for capital expenditures for the years ended December 31, 2015, 2016 and 2017 were RUB 106,537, RUB 86,149 million and RUB 76,431 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2015, 2016 and 2017 was RUB 144,088 million, RUB 130,565 million and RUB 144,640 million, respectively.

        Our borrowings consist of notes and bank loans. Our notes comprise of U.S. dollar and ruble denominated notes. As of December 31, 2017 and December 31, 2016 U.S. dollar denominated notes totaled to RUB 43.8 billion and RUB 46.8 billion, and ruble denominated notes amounted to RUB 65.0 billion and RUB 31.4 billion, respectively. Our bank loans consist of U.S. dollar and ruble-denominated borrowings totaling approximately RUB 182.9 billion as of December 31, 2017 and RUB 195.1 billion as of December 31, 2016.

        We repaid approximately 90.2 RUB and RUB 45.1 billion of indebtedness in 2016 and 2017, respectively. As of December 31, 2017, the total amount available to us under our credit facilities amounted to RUB 36.0 billion. We had total indebtedness of approximately RUB 303.6 billion as of December 31, 2017, including capital lease obligations, compared to approximately RUB 284.3 billion as of December 31, 2016.

        Our total finance costs for the years ended December 31 2017, 2016 and 2015 were RUB 26,064 million , RUB 27,136 million and RUB 26,422 million, net of amounts of interest capitalized, respectively. See Note 15 to our audited consolidated financial statements for a description of our indebtedness.

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

Segments

        Management (chief operating decision maker) analyzes and reviews results of the Company's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. MTS Group's management evaluates the segments' performance based on revenue and operating profit, excluding depreciation and amortization. Management does not analyze assets or liabilities by reportable segments.

        The Group identified the following reportable segments:

        Russia convergent:    represents the results of mobile and fixed line operations, which encompasses services rendered to customers across regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services and retail operations.

        Moscow fixed line:    represents the results of fixed line operations carried out in Moscow by the Group's subsidiary MGTS. MGTS is the only licensed public switched telephone network ("PSTN") operator in Moscow and is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation.

        Ukraine:    represents the results of mobile and fixed line operations carried out across multiple regions of Ukraine.

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, System Integrator, Satellite TV, Navigation Information Systems, Metro-Telecom, Stream LLC, NVision Czech Republic, Litebox, eSports, Belarus and headquarters.

        In 2017, management has started internally assess Russia convergent and NVision Czech Republic, Stream LLC, Navigation Information Systems and Metro-Telecom separately in order to monitor the results and make funding decisions on this basis, and thus has presented them separately. Related financial information was, retrospectively, restated.

        The results of operations of UMS are reported as discontinued operations in the accompanying consolidated statements of profit or loss. The segment reporting for the year ended December 31, 2015 was restated accordingly. The consolidated statement of financial position is not required to be retrospectively restated with respect to discontinued operations and therefore as of December 31, 2015 statement of financial position captions in the "Other" category of the following presentation include UMS.

        Total revenues of our segments for the years ended December 31, 2015, 2016 and 2017 were as follows:

	Year Ended December 31,
	2015	2016	2017
	(in millions of Russian rubles)
Total revenues
Russia convergent	355,776	359,905	370,982
Moscow fixed line	39,606	39,667	39,033
Ukraine	28,194	29,187	26,103
Other	19,329	33,237	30,508
HQ & Eliminations(1)	(16,266)	(26,304)	(23,715)

Total revenues as reported	426,639	435,692	442,911

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2015	2016	2017
	(in millions)
Subscribers(1)
Russia	77.3	80.0	78.3
Ukraine	20.4	20.9	20.8
Turkmenistan	1.6	1.7	—
Armenia	2.1	2.1	2.1
Total consolidated	101.4	104.7	101.2

MTS Belarus (unconsolidated)	5.3	5.2	5.2

(1)
We define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

        We had approximately 78.3 million subscribers in Russia as of December 31, 2017, and a leading 31% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 179%, according to AC&M-Consulting. We had approximately 20.8 million subscribers in Ukraine as of December 31, 2017 and, according to AC&M-Consulting, a 36% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2017, we had approximately 2.1 million subscribers in Armenia, representing 59% market share, according to our estimates. From September 29, 2017 MTS stopped providing communication services in Turkmenistan due to the actions of the state-owned telecommunication company Turkmentelekom, which resulted in disconnection of international and long-distance zonal communication services and internet access. At that moment our subscriber base amounted 1.7 million subscribers or 30% of Turkmenistan market according to our estimates.

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

        Our mobile tariffs in Russia and Ukraine are not regulated by any organization or governmental authority. The interconnect fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia, but are regulated in Ukraine. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Changes in the governmental regulation of SMP operators in Ukraine could adversely affect our results of operations," "—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations" and "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

        Certain of our fixed service tariffs are regulated, including tariffs charged by Moscow incumbent operator MGTS for installation fees, monthly subscription fees and local call charges, as well as interconnect and traffic transit tariffs. The interconnect tariffs charged by us are also regulated by the Federal Agency on Communications.

Service revenues

        Subscription, voice and data revenues primarily include monthly fees paid by our users of tariff plans which contain fixed volume of services such as minutes of usage, sms, internet traffic and other services. The over-the-limit consumption of services are charged to our subscribers depending on a tariff plan. Subscription, voice and data revenues as a percentage of our total revenues were 56.5% in 2015, 56.2% in 2016 and 56.3% in 2017. We expect subscription, voice and data revenues as a percentage of our total operating revenue to remain stable in 2018.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, comprised 11.6% in 2015, 11.4% and 11.0% of our total revenues in 2016 and 2017, respectively. In absolute terms, interconnect fees remained relatively stable and we expect it to remain stable in 2018.

        Roaming fees for our own subscribers include amounts charged to our subscribers while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 6.9% in 2015, 5.6% in 2016 and 5.3% in 2017. We expect that our roaming fees will decrease slightly as a percentage of our total operating revenue, due to individually insignificant changes in the types of revenue

        Fixed service revenues which consist primarily of fixed line telephony services, broadband internet and pay-TV services, comprised 13.4%, 13.0% and 12.7% of our total revenues in 2015, 2016 and 2017, respectively. In absolute terms, we expect an increase in the number of internet and TV users to stimulate further growth of fixed service revenues due to consequent improvement in quality and uptake of services provided.

        Other sources of revenue comprised less than 5% of our service revenues.

Sales of goods

        Sales of goods primary consist of the sale of handsets and accessories and sales of software products and as a percentage of total revenue comprised 9.5% in 2015, 11.3% in 2016 and 11.8% in 2017. The increase in 2017 as compared to 2016 is not significant. The increase in 2016 as compared to 2015 is attributable to the acquisition of NVision Group which regularly resale software products. We expect that sales of goods will remain stable as a percentage of total revenue, as smartphones and devices sales support the usage of our voice and data tariff plans. We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for some of our contract subscribers as well as modems for GSM and CDMA users. See "—Cost of goods" below.

Cost of Services

        Interconnect and line rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 11.7% in 2015, 11.1% in 2016 and 10.6% in 2017. Line rental charges as a percentage of our total revenues represented 1.7% in 2015, 1.7% in 2016 and 1.6% in 2017.

        We expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will slightly increase. Primarily, this increase will likely be attributable to the growth in the volume of traffic resulting from our efforts to encourage greater usage through the introduction of new services, which may be supported by marketing campaigns.

        We expect line rental costs to decrease due to the adoption of new accounting standard IFRS 16 "Leases" from January 1, 2018. (Please, see Note 2 to our Consolidated financial statements for 2017).

        Roaming expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 3.2% in 2015, 3.6% in 2016 and 2.5% in 2017. The decrease of roaming expenses as a percentage of our total revenues was largely due to the impact of cost optimisation.

        Other direct costs.    Our other direct costs primary consist of:

  •
  production staff's salary, bonuses and social contributions;

  •
  rental charges for network placement;

  •
  network repair and maintenance;

  •
  electricity charges; and

  •
  payments for radio frequencies usage.

        Our other direct costs as a percentage of our total revenues represented 3.3% in 2015, 3.7% in 2016 and 3.8% in 2017. The slight increase is mainly attributable to rise of the salary and social contributions expenses resulting from higher number of employees (including those retained through business combinations). In addition electricity and rental charges for placement of technical facilities grew as a result of inflation and increasing number of sites rented. Other direct costs as a percentage of revenue are expected to increase over time as a result of inflation.

Cost of goods

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, the cost of SIM cards provided to our customers, the cost of software products sold and inventory obsolescence provision. Cost of handsets, accessories sold and SIM cards provided to customers as a percentage of our total revenues represented 8.5% in 2015, 9.4% in 2016 and 9.3% in 2017. The decrease in 2017 was not significant. The increase in 2016 was primarily attributable to the continuing growth in our handsets sales stimulated by aggressive smartphone pricing strategy aimed to counteract competitors' efforts to markedly increase their share of distribution in the market and drive further migration to higher value tariffs.

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

        Selling expenses have generally increased in prior years as subscribers number, market saturation and market competition have increased, as well as in connection with the further development of our brand and introduction of new value-added services. In 2017, 2016 and 2015, selling expenses comprised 12.0% , 12.3% and 11.8% of our total revenue, respectively. The slight decrease of selling expense in 2017 was mainly due advertising and marketing cost optimization. The increase of selling expenses in 2016 was mainly attributable to expansion of our retail network, number of opened stores increased by 25% in comparison to 2015.

        We retain some degree of flexibility to increase or decrease these expenses in any given period based on our requirements, strategy and the general economic environment. Nevertheless, we expect dealer commissions to decrease in 2018 as a result of the adoption of IFRS 15 "Revenue from contracts with customers" from January 1, 2018. (Please, see Note 2 to our Consolidated financial statements for 2017).

        For the structure of our dealer commissions in Russia and Ukraine please see "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

        We expect utilities and maintenance costs to decrease in 2018 as a result of the adoption of IFRS 16 "Leases" from January 1, 2018. (Please, see Note 2 to our Consolidated financial statements for 2017).

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

        General and administrative expenses as a percentage of our total revenues represented 8.7% in 2015, 9.3% in 2016 and 9.4% in 2017. In 2017 the increase of general and administrative expenses was mainly attributable to the growth of bank commissions paid to support our sales on credit. The increase of general and administrative expenses in 2016 was mainly attributable to the growth in our personnel expenses and the release of provisions for VAT and custom duties recognized in 2015. General and administrative expenses as a percentage of revenue are expected to increase over time as a result of inflation.

        We expext rental of administrative premises expenses to decrease in 2018 as a result of the adoption of IFRS 16 "Leases" from January 1, 2018. (Please, see Note 2 to our Consolidated financial statements for 2017).

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

        Sundry operating expenses/income as a percentage of our total revenues represented 0.6%, (0.8)% and 0.5% as of December 31, 2015, 2016 and 2017, respectively. In 2017 sundry operating expense amounted to RUB 2,311 million against operating income of RUB 3,337 in 2016. In 2017 operating expenses included impairment of non-current assets in Turkmenistan and Czech Republic in the amount of 3,204 million and RUB 571 million, respectively. The income in 2016 was mainly attributable to gain on sale of property, plant and equipment as well as compensation received from other operators for the transfer of our radio frequencies. The operating expense in the financial year 2015 included RUB 3,516 million impairement loss related to MTS Armenia goodwill.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues decreased to 18.0% for the year ended December 31, 2017 as compared to 18,7% of our total revenues for the year ended December 31, 2016. The decrease was attributable to the change of expected useful lifes of several groups of assets. Our expense for depreciation of property, network equipment and amortization of intangible assets comprised 18.2% of our total revenues for the year ended December 31, 2015.

        We expect our expense for depreciation of property, network equipment and amortization of intangible assets to remain relatively stable in 2018

Finance costs

        Our finance costs for 2017 decreased by RUB 1,072 million or 3.95% compared to 2016 and amounted to RUB 26,064 million. In 2016 we incurred additional interest expense in the amount of RUB 3,044 million related to early redemption of Eurobonds due 2020. Net of this effect, our finance costs for the financial year ended December 31, 2017 increased by RUB 1,972 million as a result of increased indebtness. Our finance costs for the year ended December 31, 2016 increased by RUB 713 million or 2.70% compared to 2015 and amounted to RUB 27,136 million. The increase was primarily attributable to the partial early redemption of our Eurobond due in 2020.

        We expect our finance costs to remain relatively stable in 2018.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of expenses incurred in such operations with certain exceptions.

        The statutory income tax rate in Russia is 20%. The statutory income tax rate in Ukraine is 18%. The effective tax rate applicable to our consolidated group in the year ended December 31, 2017, 2016 and 2015 was 25.1%, 22.4% and 20.8%, respectively. The effective tax rate differs from the statutory rate mainly as a result of items not liable for tax purposes, earnings distribution from subsidiaries, prior period tax effects and effect of the change in fair value of derivative financial instruments.

Certain Factors Affecting our Financial Position and Results of Operations

Currency fluctuations

        A majority of our capital expenditure and a part of our liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar or euro. A significant part of our financial liabilities, denominated in U.S. dollars, åxcluding trade accounts payables, is hedged through financial instruments with various banks. We conduct operations within the Russian Federation, Ukraine, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuate significantly against the U.S. dollar and euro. As a result of the fluctuations we may incur significant currency exchange gains/losses which may adversely affect our net income.

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2011	6.1%
2012	6.6%
2013	6.5%
2014	11.4%
2015	12.9%
2016	5.4%
2017	2.5%

  Source: Federal State Statistics Service.

        The Ukrainian economy has been characterized by high rates of inflation:

Year	Inflation/(deflation) rate
2011	8.0%
2012	(0.2)%
2013	(0.3)%
2014	12.1%
2015	48.7%
2016	13.9%
2017	14.4%

  Source: State Statistics Committee of Ukraine.

        Inflation rate in Armenia in 2017 was estimated at 4%.

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

        Below is a list of our major acquisitions during 2015-2017.

Company	Type	Date of acquisition	Stake acquired	Purchase price
2015
Navigation Information Systems Group	Systems integrator for GLONASS satellite projects	January 2015	89.5%	44
NVision Group	System integrator and complex IT solutions provider	July - December 2015	100%	11,213
Stream LLC	Content aggregator	December 2015	55%	1,650

				12,907

2016
Smarts-Yoshkar-Ola	Regional mobile operator	September 2016	100%	13

				13

2017
Bashkortostan Cellular Communication	Regional mobile operator	July 2017	100%	292
Oblachny Retail	Retail software developer	October 2017	50.82%	590
Praliss Enterprises	eSport	December 2017	100%	313

				785

Results of Operations

        Our management identified the following reportable segments: Russia convergent, Moscow fixed line and Ukraine. See "—Segments."

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2015	2016	2017
Total revenues
Russia convergent	355,776	359,905	370,982
Moscow fixed line	39,606	39,667	39,033
Ukraine	28,194	29,187	26,103
Other	19,329	33,237	30,508
Eliminations(1)	(16,266)	(26,304)	(23,715)

Total revenues as reported	426,639	435,692	442,911

Costs of services, excluding depreciation and amortization shown separately below, and cost of goods
Russia convergent	144,148	149,687	144,230
Moscow fixed line	12,702	12,985	13,799
Ukraine	11,327	13,297	9,654
Other	9,920	23,238	22,565
Eliminations(1)	(14,737)	(23,475)	(20,846)

Cost of services and cost of goods as reported	163,360	175,732	169,402

Sundry operating expenses(2)
Russia convergent	4,355	1,602	3,300
Moscow fixed line	(1,842)	(2,106)	(1,772)
Ukraine	1,743	(33)	53
Other	(122)	(2,972)	594
Eliminations(1)	39	172	136

Sundry operating expenses as reported	4,173	(3,337)	2,311

Selling, general and administrative expenses
Russia convergent	63,283	67,046	69,690
Moscow fixed line	7,294	7,038	7,563
Ukraine	5,210	6,019	5,031
Other	12,863	15,776	14,742
Eliminations(1)	(1,310)	(1,833)	(1,840)

Selling, general and administrative expenses as reported	87,340	94,046	95,186

Depreciation and amortization expenses
Russia convergent	61,202	60,087	59,942
Moscow fixed line	7,715	10,900	10,642
Ukraine	5,199	6,304	6,106
Other	3,811	4,420	3,530
Eliminations(1)	(84)	(129)	(308)

Depreciation and amortization expenses as reported	77,843	81,582	79,912

Operating profit
Russia convergent	82,788	81,484	93,821
Moscow fixed line	13,737	10,850	8,801
Ukraine	4,715	3,599	5,258
Other	(7,143)	(7,225)	(10,923)
Eliminations(1)	(174)	(1,039)	(857)

Operating profit as reported	93,923	87,669	96,100

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming, rent of channels and telecommunications infrastructure and integration.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of allowance for doubtful accounts, impairment of non-current assets and goodwill, other operating expenses/(income), operating share of profit of associates and provision for investments in distressed banks.

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

Revenues and cost of services and cost of goods

        Consolidated revenues for the year ended December 31, 2017, increased by RUB 7,219 million, or 1.7%, to RUB 442,911 million from RUB 435,692 million for the year ended December 31, 2016. The principal reason for the growth was the large increase in the usage of voice and data tariffs by our subscribers (by RUB 5,387 million), which was mainly attributable to the increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The increase of our consolidated revenues for the year ended December 31, 2017 was also supported by the growth in revenues from sales of handsets and accessories by RUB 1,496 million and by the increase of revenues from sales of software products by RUB 1,475 million. The increase in sales of handsets and accessories by RUB 1,469 million resulted from active marketing initiatives and smartphones' penetration. The increase in sales of software products by RUB 1,475 million was attributable to the agreements with newly acquired customers.

        The decrease of our revenues from roaming fees of own subscribers by RUB 800 million in the year ended December 31, 2017 is attributable to depreciation of Ukrainian hryvnia against russian ruble and promotion of tariff plans with reduced prices, which include fixed amount of minutes in roaming.

        Consolidated cost of services and cost of goods for the year ended December 31, 2017 decreased by RUB 6,330 million and amounted to RUB 169,402 million as compared to RUB 175,732 million for the year ended December 31, 2016 and comprised 38.2% and 40.3% as a percentage of consolidated revenues for the year ended December 31, 2017 and 2016, respectively. The decrease was mainly attributable to the optimization of roaming and interconnect expenses which declined by RUB 6,157 million and depreciation of Ukrainian hryvnia against Russian ruble.

        Russia convergent revenues for the year ended December 31, 2017, increased by 3.1% to RUB 370,982 million from RUB 359,905 million for the year ended December 31, 2016. The increase in Russia convergent revenues in the year ended December 31, 2017, was primarily due to the growth of revenues from voice and data tariffs by RUB 7,102 million, revenues from sales of handsets and accessories by RUB 1,598 million, revenues from handsets customization and commissions by RUB 1,168 million and interconnect revenues by RUB 992 million. Revenue from voice and data tariffs increased due to active promotion of such tariffs, significant volume of Internet traffic included and the constant quality improvement of services provided. Revenues from sales of handsets and accessories increased to RUB 46,249 million in the year ended December 31, 2017 from RUB 44,651 million in the year ended December 31, 2016 as a result of active marketing initiatives and continued expansion of our retail operations. The increase in revenues from handsets customization and commissions by RUB 1,168 million was supported by the growth in handsets sales. Increase in interconnect revenues by RUB 992 million was driven by the growth in volume of traffic.

        Russia convergent cost of services and cost of goods for the year ended December 31, 2017, decreased by 3.6% to RUB 144,230 million from RUB 149,687 million for the year ended December 31, 2016. The decrease of Russia convergent cost of services and cost of goods was mainly attributable to the decline of roaming expenses by RUB 3,461 million, interconnect expenses by RUB 865 million and line rental by RUB 255 million. The decrease was also supported by the decline in cost of handsets and accessories by RUB 1,595 million due to the shift in the structure of hansets sales in favour of higher margin products.

        Moscow fixed line revenues for the year ended December 31, 2017, slightly decreased and amounted to RUB 39,033 million as compared to RUB 39,667 million. The principal reason for the decline was a decrease in number of users of fixed line voice services.

        Moscow fixed line cost of services and cost of goods for the year ended December 31, 2017, increased by 6.3% to RUB 13,799 million from RUB 12,985 million for the year ended December 31, 2016. The increase was primarily attributable to the growth of salaries and social contributions, production by RUB 727 million.

        Ukraine revenues decreased by 10.6% to RUB 26,103 million in the year ended December 31, 2017, from RUB 29,187 million in the year ended December 31, 2016, primarily due to the depreciation of Ukrainian hryvnia against Russian ruble.

        Ukraine cost of services and cost of goods decreased by 27.4% to RUB 9,654 million in the year ended December 31, 2017, from RUB 13,297 million in the year ended December 31, 2016. The decrease was mainly attributable to the decline of interconnect and roaming expenses by RUB 2,813 million due to the depreciation of Ukrainian hryvnia against Russian ruble.

        Other countries and business activities revenues for the year ended December 31, 2017, decreased by RUB 2,729 million to RUB 30,508 million from RUB 33,237 million for the year ended December 31, 2016 due to the depreciation of national currencies against Russian ruble and termination of operations in Turkmenistan.

        Other countries and business activities cost of goods for the year ended December 31, 2017, decreased to RUB 22,565 million from RUB 23,238 million for the year ended December 31, 2016 due to the depreciation of national currencies against Russian ruble and termination of operations in Turkmenistan.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2017, increased by RUB 5,648 million. We generated expense of RUB 2,311 million and income of RUB 3,337 million for the year ended December 31, 2017 and 2016, respectively. These amounts comprised 0.5% and (0.8)% as a percentage of consolidated revenue for the year ended December 31, 2017 and 2016. Expenses recognized for the year ended December 31, 2017 primarily consist of long-lived assets impairment in Turkministan and NVision Czech Republic in the amount of RUB 3,775 million.

        Russia convergent sundry operating expenses for the year ended December 31, 2017, increased by 106% or RUB 1,698 million to RUB 3,300 million from RUB 1,602 million for the year ended December 31, 2016 and comprised 0.9% and 0.4% of Russia convergent revenues for the year ended December 31, 2017 and 2016, respectively. The growth is attributable to the results of regular count of fixed assets which we recognized during the year ended December 31, 2017 as compared to the income of RUB 848 million from compensation for the transfer of radiofrequencies to other operators for the year ended December 31, 2016.

        Moscow fixed line sundry operating income for the year ended December 31, 2017, decreased by RUB 334 million to RUB 1,772 million from RUB 2,106 million for the year ended December 31, 2016. Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues decreased to 4.5% for the year ended December 31, 2017, from 5.3% for the year ended December 31, 2016. The principal reason for the decrease was a decline in income from sales of fixed assets.

        Ukraine sundry operating expenses for the year ended December 31, 2017, decreased by RUB 86 million to expense of RUB 53 million from income of RUB 33 million for the year ended December 31, 2016. Ukraine sundry operating expenses as a percentage of Ukraine revenues comprised 0.2% for the year ended December 31, 2017 and (0.1)% for the year ended December 31, 2016.

        Other countries and business activities sundry operating income for the year ended December 31, 2017, decreased by RUB 3,566 million. We recognized the loss of RUB 594 million for the year ended December 31, 2017 as compared to income of RUB 2,972 million for the year ended December 31,

2016. The expenses recognized are attributable to impairment of long-lived assets in Turkministan and NVision Czech Republic in the amount of RUB 3,775 million.

Selling, general and administrative expenses

        Consolidated selling, general and administrative expenses for the year ended December 31, 2017, slightly increased by RUB 1,140 million and amounted to RUB 95,186 million as compared to RUB 94,046 million for the year ended December 31, 2016 and comprised 21.5% and 21.6% as a percentage of consolidated revenues for the year ended December 31, 2017 and 2016, respectively.

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2017, increased to RUB 69,690 million, or 18.8% of Russia convergent revenue, from RUB 67,046 million, or 18.6% of Russia convergent revenue, for the year ended December 31, 2016. Sales and marketing expenses remained relatively stable. The principal reason was that the increase in salary expenses due to the growth in sales of handsets and cash collection expenses attributable to the indexation of commission rates were compensated by decrease of our advertising expenses. General and administrative expenses increased by RUB 2,479 million due to increase of bank commissions by RUB 1,300 million as a result of growth in credit sales of handsets and indexation of commission rates as well as increase in administrative personnel expenses by RUB 482 million and consulting expenses by RUB 351 million.

        Moscow fixed line selling, general and administrative expenses for the year ended December 31, 2017, increased by RUB 526 million, to RUB 7,563 million, or 19.4% of Moscow fixed line revenue, from RUB 7,038 million, or 17.7% of Moscow fixed line revenue, for the year ended December 31, 2016. Taxes other than income tax as a percentage of Moscow fixed line revenues increased to 2.3% for the year ended December 31, 2017 compared to 1.7% for the year ended December 31, 2016. Taxes increased due to increase of property tax as a result of growth in taxable value of property, plant and equipment. Salary expenses increased by RUB 146 million and amounted to 4.4% of Moscow fixed line revenues for the year ended December 31, 2017 compared to 4% of Moscow fixed line revenues for the year ended December 31, 2016.

        Ukraine selling, general and administrative expenses for the year ended December 31, 2017, decreased by RUB 987 million and amounted to RUB 5,032 million as compared to RUB 6,019 million for the year ended December 31, 2016 and comprised 19.3% and 20.6% as a percentage of Ukraine revenues for the year ended December 31, 2017 and 2016, respectively. The principal reason for the decrease was the depreciation of Ukrainian hryvnia against Russian ruble by 19%.

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2017, decreased by 6.5% to RUB 14,743 million from RUB 15,776 million for the year ended December 31, 2016. Other countries and business activities selling, general and administrative expenses declined due to cost optimization in salaries of RUB 580 million in our headquarters. Appreciation of Russian ruble against local currencies (Armenian dram and Turkmenian manat) caused the decrease of selling, general and administrative expenses by RUB 479 million.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs and other intangible assets for the year ended December 31, 2017, decreased by 2% to RUB 79,912 million from RUB 81,582 million for the year ended December 31, 2016 due to slight reduction of network and base stations' carryng value, changes in estimates of useful lives of several types of assets and apreciation of russian ruble against national currencies of foreign subsidiaries.

        Russia convergent depreciation and amortization for the year ended December 31, 2017, decreased by 0.2% to RUB 59,942 million from RUB 60,087 million for the year ended December 31, 2016 mainly due to slight changes in estimates of useful lives of several types of assets.

        Moscow fixed line depreciation and amortization for the year ended December 31, 2017 decreased by 2.4% and amounted to RUB 10,642 million as compared to RUB 10,900 million for the year ended December 31, 2016 mainly due to reduced volume of construction.

        Ukraine depreciation and amortization for the year ended December 31, 2017, decreased by 3.1% to RUB 6,106 million from RUB 6,304 million for the year ended December 31, 2016. The reduction is mostly attributable to the strengthening of ruble against Ukrainian hryvnia.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2017, increased by 20.1% to RUB 3,530 million from RUB 4,420 million for the year ended December 31, 2016. The decrease is mainly attributable to weakening of the Armenian dram as compared to Russian ruble.

Operating profit

        Consolidated operating profit increased by RUB 8,431 million from RUB 87,669 million in the year ended December 31, 2016 to RUB 96,100 million in the year December 31, 2017 mainly due to inrease in operating profit of Russia convergent and Ukraine segments.

        Russia convergent operating profit for the year ended December 31, 2017 increased by 12,337 and totaled to RUB 93,821 million for the year ended December 31, 2017 and RUB 81,484 million for the year ended 2016. Russia convergent operating profit increased as a percentage of Russia convergent revenues from 22.6% for the year ended December 31, 2016, to 25.3% for the year ended December 31, 2017, due to increase of Russia convergent gross margin to 61.1% for the year ended December 31, 2017 from 58.4% for the year ended December 31, 2016. The increase of gross margin was mainly attributable to the growth in data usage and usage of other higher-margin products and optimization of our roaming costs.

        Moscow fixed line operating profit for the year ended December 31, 2017, decreased by 18.9% to RUB 8,801 million from RUB 10,850 million for the year ended December 31, 2016. Moscow fixed line operating profit declined as a percentage of Moscow fixed line revenues to 22.5% for the year ended December 31, 2017 from 27.4% for the year ended December 31, 2016 due to negative dynamic of revenues and increase of expenses.

        Ukraine operating profit for the year ended December 31, 2017, increased by 46.1% to RUB 5,258 million for the year, ended December 31, 2017 compared to RUB 3,599 million for the year ended December 31, 2016. Ukraine operating profit increased as a percentage of Ukraine revenues to 20.1% for the year ended December 31, 2017, from 12.2% for the year ended December 31, 2016. Ukraine gross margin increased from 54.4% for the year ended December 31, 2016 to 63.0% for the year ended December 31, 2017 due to optimisation of roaming and interconnect expenses.

        Other countries and business activities operating loss for the year ended December 31, 2017, increased by 51.2% to RUB 10,923 million from RUB 7,225 million for the year ended December 31, 2016. The increase in operating loss was mainly attributable to impairment of non-current assets of MTS Turkmenistan and NVsision Czech Republic in amount of RUB 3,204 million and RUB 571 million, respectively.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction gain for the year ended December 31, 2017, was RUB 1,301 million, compared to the gain of 3,241 million for the year ended December 31, 2016. The gain recognized in the year ended December, 31 2017 was mainly attributable to the appreciation of the Russian ruble against U.S. dollar and euro during the year ended December 31, 2017.

Finance costs

        Consolidated finance costs for the year ended December 31, 2017, decreased by RUB 1,072 million, or 3.95%, to RUB 26,064 million from RUB 27,136 million for the year ended December 31, 2016. In 2016, we incurred additional interest expense in the amount of RUB 3,044 million related to early redemption of Eurobonds due 2020. Excluding of this effect, our finance costs for the financial year ended December 31, 2017 increased by RUB 1,972 million as a result of increased indebtness.

Equity in net income of associates

        Non-operating share of the profit or loss of associates for the year ended December 31, 2017 decreased by RUB 851 million to a loss of RUB 436 million compared to a loss of RUB 1,287 million for the year ended December 31, 2016. The decline is primarily attributable to the decrease in loss of MTS Bank in the year ended December 31, 2017.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2017 increased to RUB 992 million, as compared to the expense of RUB 317 million for the year ended December 31, 2016 due to decrease of the gain from sale of foreign currencies and increase in charity expenses in the year ended December, 31 2017.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2017 increased by 25.4% to RUB 18,977 million from RUB 15,138 million for the year ended December 31, 2016 mainly due to increase in the effective tax rate. The effective tax rate increased to 25.1% in the year ended December 31, 2017, from 22.4% in the year ended December 31, 2016 mainly as a result of derecognition of deferred tax assets relating to tax losses, increase in earnings distributions from subsidiaries and decrease of foreign subsidiaries' income, taxed at lower rate.

Net loss/income attributable to the non-controlling interest

        Net gain attributable to the non-controlling interest for the year ended December 31, 2017 totaled to RUB 548 million compared to net loss attributable to the non-controlling interest of RUB 24 million for the year ended December 31, 2016. The loss for the year ended December 31, 2016 is mainly attributable to the non-controlling interest in the amount of RUB 654 million recognized in relation to UMS, our former subsidiary in Uzbekistan.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2017, increased by RUB 7,569 million, or 15.6%, to RUB 56,042 million, compared to RUB 48,474 million for the year ended December 31, 2016. Net income as a percentage of revenues was 12.7% in the year ended December 31, 2017, and 11.1% in the year ended December 31, 2016. The dynamic of net income for the year ended December 31, 2017, as compared to the year ended December 31, 2016, mainly repeats our operating income trend.

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

        Russia convergent revenues for the year ended December 31, 2016, increased by 1.2% to RUB 359,905 million from RUB 355,776 million for the year ended December 31, 2015. The increase in Russia convergent revenues in the year ended December 31, 2016, was primarily due to the growth of revenues from voice and data tariffs by RUB 3,145 million, revenues from sales of handsets and accessories by RUB 5,259 million, revenues from sales of software products by RUB 2,719. Revenue from voice and data tariffs increased due to active promotion of such tariffs, significant volume of Internet traffic included and the constant improvement of services provided. Revenues from sales of handsets and accessories increased to RUB 44,651 million in the year ended December 31, 2016 from RUB 39,392 million in the year ended December 31, 2015 due to pricing strategy aimed to push subscribers data adoption and attract new subscribers. Revenues from sales of software products increased due to the acquisition of NVision group at the end of 2015. The decrease of our revenues from roaming fees from own subscribers by RUB 5,204 million as compared to the year ended December 31, 2015 is attributable to overall decrease of consumption due to adverse changes in macroeconomic situation in Russia.

        Russia convergent cost of services and cost of goods for the year ended December 31, 2016, increased by 3.0% to RUB 149,687 million from RUB 144,148 million for the year ended December 31, 2015. The increase of Russia convergent cost of services and cost of goods was mainly attributable to the growth of cost of handsets, accessories and other goods by RUB 4,320 million, cost of software products by RUB 51 million and of charges for network placement and electricity by RUB 1,617 million. The growth in cost of handsets, accessories and other goods resulted from the increase in volume of sales of handsets and accessories sales by 12.5% in the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase in the cost of software products sold is attributable to the acquisition of NVision Group in the end of 2015. Electricity and rental charges for network placement increased due to inflation and growth of the number of rented sites. The growth of the Russia mobile cost of services and cost of goods was offset by reduction of interconnect expenses by RUB 2,756 million due to the decline of outgoing traffic volumes and cost of value added services by RUB 469 million resulted from the change in the structure of value added services sold in favor of high margin services.

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

        Other countries and business activities revenues for the year ended December 31, 2016, increased to RUB 33,237 million from RUB 19,329 million for the year ended December 31, 2015. The growth of revenue by RUB 13,909 million resulted from the acquisition of NVision Group in the end of 2015.

        Other countries and business activities cost of goods for the year ended December 31, 2016, increased to RUB 23,238 million from RUB 9,920 million for the year ended December 31, 2015 due to the acquisition of NVision Group in the end of 2015.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2016, decreased by RUB 7,510 million. We generated income of RUB 3,337 million and expense of RUB 4,173 million for the year ended December 31, 2016 and 2015, respectively. These amounts comprised (0.8)% and 0.6% as a percentage of consolidated revenue for the year ended December 31, 2016 and 2015. In the year ended December 31, 2015 consolidated sundry operating expenses included impairment of goodwill in Armenia in the amount of RUB 3,516 million and impairment charges related to distressed Ukrainian banks in the amount of RUB 1,698 million. In the year ended December 31, 2016 consolidated sundry operating income included compensation from other operators for the transfer of our radio frequencies in the amount of RUB 848 million (income). The decrease in bad debt provision in Russia in the year ended December 31, 2016 also contributed to the decrease in consolidated sundry operating expenses.

        Russia convergent sundry operating expenses for the year ended December 31, 2016, decreased by 63% or RUB 2,753 million to RUB 1,602 million from RUB 4,355 million for the year ended

December 31, 2015 and comprised 0.4% and 1.2% of Russia convergent revenues for the year ended December 31, 2016 and 2015, respectively. In the year ended December 31, 2016 Russia convergent sundry operating expenses included compensation from other operators for submitted radio frequencies in the amount of RUB 848 million (income). The decrease in bad debt provision in Russia corresponding with decrease in trade receivables in the year ended December 31, 2016 also contributed to the decrease in Russia convergent sundry operating expenses.

        Moscow fixed line sundry operating income for the year ended December 31, 2016, increased by RUB 264 million to income of RUB 2,106 million from income of RUB 1,842 million for the year ended December 31, 2015. Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues increased to 5.3% for the year ended December 31, 2016, from 4.7% for the year ended December 31, 2015. The increase of Moscow fixed line sundry operating income was mainly attributable to the compensation received for cable communication lines accidentally demolished by other entities.

        Ukraine sundry operating expenses for the year ended December 31, 2016, decreased by RUB 1,776 million to income of RUB 33 million from expense of RUB 1,743 million for the year ended December 31, 2015. Ukraine sundry operating expenses as a percentage of Ukraine revenues comprised (0.1)% for the year ended December 31, 2016 and 0.2% for the year ended December 31, 2015. Ukraine sundry operating expenses for the year ended December 31, 2015 included impairment charges related to distressed Ukrainian banks in the amount of RUB 1,698 million.

        Other countries and business activities sundry operating income for the year ended December 31, 2016, increased by RUB 2,850 million to RUB 2,972 million from RUB 122 million for the year ended December 31, 2015. In the year ended December 31, 2015 other countries and business activities sundry operating income was decreased by impairment of goodwill in Armenia in the amount of RUB 3,516 million.

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

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2016, increased to RUB 67,045 million, or 18.6% of Russia convergent revenue, from RUB 63,282 million, or 17.8% of Russia convergent revenue, for the year ended December 31, 2015. Salary expenses and related social contributions increased by RUB 1,526 million amounting to 8% of Russia convergent revenues for the year ended December 31, 2016 compared to 7.7% of Russia convergent revenues for the year ended December 31, 2015 due to indexation of salaries and increase in number of employees. Taxes other than income tax as a percentage of Russia convergent revenues increased to 0.6% for the year ended December 31, 2016 compared to 0.1% for the year ended December 31, 2015. In the year

2015, we recorded a gain from release of provision for custom duties and VAT for RUB 2,480. Rent expenses as a percentage of Russia convergent revenues increased to 2.5% for the year ended December 31, 2016 compared to 1.9% for the year ended December 31, 2015 mainly due to expansion of own retail network. Dealers commissions as a percentage of Russia convergent revenues decreased to 1.5% for the year ended December 31, 2016 compared to 2.2% for the year ended December 31, 2015 mainly due to expansion of own retail network.

        Moscow fixed line selling, general and administrative expenses for the year ended December 31, 2016, decreased by RUB 256 million, to RUB 7,038 million, or 17.7% of Moscow fixed line revenue, from RUB 7,294 million, or 18.4% of Moscow fixed line revenue, for the year ended December 31, 2015.

        Ukraine selling, general and administrative expenses for the year ended December 31, 2016, increased to RUB 6,019 million from RUB 5,210 million for the year ended December 31, 2015 mainly due to growth of dealers commissions related to revenue sharing resulting from active use of services introduced in partnership with Vodafone as well as expenses related to use of Vodafone trade mark.

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2016, increased by 22.6% to RUB 15,776 million from RUB 12,864 million for the year ended December 31, 2015. Other countries and business activities selling, general and administrative expenses grew as a result of an increase in salary and related social contributions due to an annual indexation (growth of RUB 1,947 million), costs of advertising campaigns carried out by our Satellite TV subsidiary (increase by RUB 278 million), as well as expenses incurred by our operating segment System Integrator acquired at the end of 2015.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs and other intangible assets for the year ended December 31, 2016, increased by 4.8% to RUB 81,582 million from RUB 77,843 million for the year ended December 31, 2015 due to the development of our network infrastructure.

        Russia convergent depreciation and amortization for the year ended December 31, 2016, decreased by 1.8% to RUB 60,087 million from RUB 61,202 million for the year ended December 31, 2015 mainly due to reduced volume of constructions of network and base stations.

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

        Other countries and business activities depreciation and amortization for the year ended December 31, 2016, increased by RUB 609 million to RUB 4,420 million from RUB 3,811 million for the year ended December 31, 2015. The increase is mainly attributable to weakening of the Russian ruble as compared to Armenian dram.

Operating profit

        Consolidated operating profit declined by RUB 6,254 million from RUB 93,923 million in the year ended December 31, 2015 to RUB 87,669 million in the year December 31, 2016 mainly due to decrease in operating profit of Moscow fixed line and Ukraine segments.

        Russia convergent operating profit for the year ended December 31, 2016 totaled to RUB 81,484 million and RUB 82,788 million for the year ended December 31, 2016 and 2015, respectively. Russia convergent operating profit decreased as a percentage of Russia convergent revenues from 23.3% for the year ended December 31, 2015, to 22.6% for the year ended December 31, 2016, due to decline of Russia convergent gross margin to 58.4% for the year ended December 31, 2016 from 59.4% for the year ended December 31, 2015. The decline of the Russia convergent gross margin resulted from lower margin on sale of goods due to aggressive pricing policy, inflationary rise of salaries and social contributions as well as other direct costs. In addition, Russia convergent operating profit for the year ended December 31, 2016 decreased due to inflationary rise of salaries of sales and marketing and general and adminidtrative personnel (growth of RUB 1,526 million), higher taxes other than income (change by RUB 2,027—in the year 2015 we recorded a gain from release of provision for custom duties and VAT in the amount of RUB 2,480) as well as high sales and marketing rent expenses resulting from expansion of own retail network (change by RUB 2,237 RUB). The decribed negative effects were partially offset by gain from compensation of radiofrequencies won by other operators (RUB 848 million), decrease of dealers commissions resulting from expansion of own retail network (RUB 2,516 million), decline in depreciation and amortization expenses by RUB 1,115 million and in provision for bad debt in the amount of RUB 892 million.

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

        Ukraine operating profit for the year ended December 31, 2016, decreased by 23.7% to RUB 3,599 million for the year, ended December 31, 2016 compared to RUB 4,715 million for the year ended December 31, 2015. Ukraine operating profit reduced as a percentage of Ukraine revenues to 12.3% for the year ended December 31, 2016, from 16.7% for the year ended December 31, 2015. The decrease in operating income due to depreciation of Ukrainian Hryvnia totaled to RUB 230 million. Ukraine gross margin decreased from 59.8% for the year ended December 31, 2015 to 54.5% for the year ended December 31, 2016 due to increase in roaming expenses by 207.5% (roaming initiatives in 2016). Furthermore, Ukraine operating profit for the year ended December 31, 2015 was affected by increase of depreciation and amortization expenses (21.3% due to build out of 3G network) as well as sales and marketing expenses (24.3% due to growth of dealers commission related to revenue sharing resulting from active use of services introduced in partnership with Vodafone as well as expenses related to use of Vodafone trade mark).

        Other countries and business activities operating loss for the year ended December 31, 2016, remained stable and totaled to RUB 7,225 million compared to RUB 7,143 million for the year ended December 31, 2015. In both years the operating loss was mainly attributable to MTS Group Headquarter, its operating loss for the years ended December 31, 2016 and 2015 amounted to RUB 7,634 and RUB 5,866, respectively. The other part of operating loss for the year ended December 31, 2015 came mainly from our operatins in Armenia, where we recorded an impairment loss for goodwill in amount of RUB 3,516 million.

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

Equity in net income of associates

        Non-operating share of the profit or loss of associates for the year ended December 31, 2016 decreased by RUB 2,494 million to a loss of RUB 1,287 million compared to a loss of RUB 3,780 million for the year ended December 31, 2015. The decrease results mainly from a smaller loss at MTS Bank in the year ended December 31, 2016.

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

B.  Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $3.0 billion (RUB 92.8 billion at the date of transactions) through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 151 billion. Our bank loans consist of U.S. dollar-, euro-, and ruble- denominated borrowings totaling approximately RUB 182.9 billion as of December 31, 2017. We repaid approximately RUB 45.1 billion of indebtedness in 2017. As of December 31, 2017, the total amount available to us under our credit facilities amounted to RUB 36 billion. We had total indebtedness of approximately RUB 303.6 billion as of December 31, 2017, including capital lease obligations, compared to approximately RUB 284.3 billion as of December 31, 2016. Our total finance costs for the years ended December 31, 2016 and 2017, was RUB 27.1 billion and RUB 26,1 billion, net of amounts of interest capitalized, respectively. See Note 15 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2015, 2016 and 2017 were RUB 106,537 million, RUB 86,149 million and RUB 76,431 million respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. We expect our total capital expenditures in 2018 to be approximately 20% of our total 2017 revenue. These investments are required to support our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to continue with the roll out of LTE networks throughout Russia as well as the development of our proprietary retail chain in Russia. We expect that the development of LTE networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In January 2015, the Group acquired 89.5% of Navigation Information Systems from Sistema for RUB 44 million. In July and December 2015, we acquired 100% share in the holding company NVision Group from subsidiaries of Sistema for RUB 11.2 billion. In December 2015, the Group increased its share in Stream LLC from 45% to 100% for RUB 1,650 million. In February 2016, we acquired 946,347 ordinary shares of MTS Bank, placed as part of an earlier approved additional issue, for a total consideration of RUB 1,325 million. On November 22, 2016 we acquired 2,637,310 ordinary shares of

MTS Bank of 10,000,000 shares, placed as a part of an earlier approved additional share issuance, for a total consideration of RUB 2,769 million. In September 2016, we acquired 100% of the shares of Smarts-Yoshkar-Ola CJSC ("Smarts-Yoshkar-Ola"), operating in the Republic of Mari El and holding rights to use 1800 MHz radio frequencies for RUB 13 million. In July 2017, we acquired a 100% ownership interest in Bashkortostan Cellular Communication OJSC ("BCC") for RUB 292 million. BCC operates in the Republic of Bashkortostan and holds rights to use 450 MHz and 2,100 MHz radio frequencies. In October 2017, we acquired 50.82% of ownership interest in the Russian retail software developer Oblachny Retail LLC ("Oblachny Retail"), operating under its trademark name LiteBox, for RUB 590 million. The deal allows us to enter the cloud-based cash register market as a fully licensed fiscal data operator (FDO) and a provider of integrated digital cash management solutions for B2B clients. In December 2017, we purchased a 100% ownership interest in Praliss Enterprises ("Praliss") for RUB 313 million, thus aquiring one of the world's leading eSport clubs—Gambit Esports.

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

        We expect to refinance our existing debt when it becomes due. For scheduled maturities of debt principal outstanding as of December 31, 2017 see Note 15 of our audited consolidated financial statements.We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 47.21% of our total charter capital (effective ownership of 50.04%) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. Our shareholders approved annual dividends for 2015 in the amount of RUB 27,997 million (including dividends on treasury shares in the amount of RUB 119 million), semi-annual dividends for 2016 in the amount of RUB 23,961 million (including dividends on treasury shares in the amount of RUB 102 million). Our shareholders approved annual dividends for 2016 in the amount of RUB 31,175 million (including dividends on treasury shares in the amount of RUB 666 million), semi-annual dividends for 2017 in the amount of RUB 20,783 million (including dividends on treasury shares in the amount of RUB 671 million). As of December 31, 2017 and 2016 dividends payable were RUB 125,4 and RUB 87,0 million, respectively, and included in the trade and other payables of the statement of financial position.

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

        As of December 31, 2017, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2017, our notes consisted of the following:

	Currency	Annual interest rate (actual rate at December 31, 2017)	Amount
MTS International Notes due 2023	USD	5.00%	26,187
MTS International Notes due 2020	USD	8.625%	17,621
PJSC MTS Notes due 2022	RUB	7.70%	14,947
PJSC MTS Notes due 2023	RUB	8.25%	9,997
PJSC MTS Notes due 2031	RUB	9.40%	9,994
PJSC MTS Notes due 2022	RUB	9.00%	9,991
PJSC MTS Notes due 2021	RUB	8.85%	9,986
PJSC MTS Notes due 2018	RUB	7.70%	9,986
PJSC MTS Notes due 2020	RUB	9.25%	49
PJSC MTS Notes due 2021 - 2022 (V series)	RUB	0.25%	12
PJSC MTS Notes due 2018	RUB	10.0%	6

Total notes			108,776
Less: current portion			(29,979)

Total notes, long-term			78,797

        We have an unconditional obligation to repurchase certain MTS Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

PJSC MTS Notes due 2023	March 2018
PJSC MTS Notes due 2031	August 2018
PJSC MTS Notes due 2020	November 2018

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. In respect to MTS International Notes due 2023 and MTS International Notes due 2020 we are prohibited from having any judgment, decree or order for payment of money in an amount of $75 million (RUB 4,320 million as of December 31, 2017) unsatisfied for a period of more than 60 days without being appealed, discharged or waived. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

        We were in compliance with our covenants as of December 31, 2017.

Bank loans

        As of December 31, 2017, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2017)	December 31, 2017
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2018 - 2020	LIBOR + 1.15% (2.994%)	17,077
Citibank	2018 - 2024	LIBOR + 0.9% (2.744%)	10,592

			27,669
RUB-denominated:
Sberbank(1)	2018 - 2021	8.45% - 9.85%	149,890
VTB	2021	7.99%	5,000
Other	2018 - 2025	Various	247

			155,137
Other currencies:
Various financial institutions	2018-2020	Various	131

			131
Total bank loans			182,937
Less: current portion			(33,694)

Total bank loans, long-term			149,243

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

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or to undertake any form of capital reduction. Some loans also include an event of default involving an unsatisfied judgment against us in excess of $250 million (RUB 14,400 million as of December 31, 2017) for a period of over 180 consecutive calendar days. We were in compliance with our loan covenants as of December 31, 2017.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2017:

	Notes	Bank loans
Payments due in the year ending December 31,
2018	30,054	34,005
2019	—	74,229
2020	17,677	51,240
2021	10,012	19,920
2022	25,000	1,753
Thereafter	26,257	2,640

Total	109,000	183,787
Less: unamortized debt issuance costs	(224)	(850)
Total debt	108,776	182,937

        In addition, we had capital lease obligations in the amount of RUB 11,857 million and RUB 11,046 million as of December 31, 2017 and 2016, respectively. The terms of our material debt obligations are described in Note 15 to our audited consolidated financial statements.

        Subsequent to December 31, 2017, we repaid approximately RUB 52.1 billion (based on USD and euro exchange rates as of the payment dates) in short-term indebtedness, see also Item 8.B.

        In addition, Sistema, which currently controls 47.21% of our total charter capital (effective ownership of 50.04%) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to some of our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	2015	2016	2017
	(amounts in million RUB)
Cash flows from:
Net cash provided by operating activities	144,088	130,565	144,640
Net cash used in investing activities	(145,356)	(57,302)	(81,510)
Net cash used in financing activities	(27,595)	(83,038)	(50,445)
Effect of exchange rate changes on cash and cash equivalents	761	(5,219)	(569)

Net increase/(decrease) in cash and cash equivalents	(28,102)	(14,994)	12,116

Cash outlays for:
Capital expenditures(1)	(106,537)	(86,149)	(76,431)
Acquisition of subsidiaries, net of cash acquired	—	(5)	(367)
Cash payments for the acquisition of subsidiaries under common control and non-controlling interests	(9,501)	(17)	—
Cash inflow from sale of subsidiaries under common control	4,625	3,063	—

(1)
Includes acquisitions of property, plant and equipment and intangible assets

        For the year, ended December 31, 2017, net cash provided by operating activities was RUB 144,640 million, a increase of 10.8% from the year ended December 31, 2016. The increase was mainly driven by our improved operating performance through out the year.

        Net cash used in investing activities for the year ended December 31, 2017 totaled to RUB 81,510 million, an increase of 42.2% in comparison with 2016. The increase in the amount of RUB 23,978 million was attributable to higher cash outflow relating to bank deposits, investments in Sistema-Capital trust management as well as investing in publicly traded debt securities. At the same time the cash inflows from investing in deposits reduced by RUB 13,636 million in 2017 compared to 2016, as in 2016 we got significant cash inflow related to deposits opened in previous years. Positive effect on net cash used in investing activity was attributable to lower capital expenditires and reduced investments in associates, the effects amounted to RUB 9,718 million and RUB 3,371 million, respectively

        Net cash used in financing activities for the year ended December 31, 2017 decreased by RUB 32,593 million or 39.2%, and totaled to RUB 50,445 million. The decrease was mainly due to decline in repayments and growth of proceeds from notes and loans by RUB 45,175 million and RUB 9,440 million, respectively. The positive effect from movements in our debt was partially offset by increase in cash outflows related to our share repurchase program, they grew by RUB 21,148 million in comparison to prior period.

        For the year, ended December 31, 2016, net cash provided by operating activities was RUB 130,565 million, a deacrease of 10.3% from the year ended December 31, 2015. The decrease was mainly attributable to increase by RUB 2,044 million of income tax payments (due to growth of taxable profit), increase of interest payments by RUB 1,577 million (RUB 3,045 million therof related to Eurobond repurchase in June 2016), decrease by RUB 1,416 million of interest received (due to lower investiments in deposits), as well as changes in timing of settlements with our customers and suppliers (change in cash outflow related to trade and other receivables and trade and other payables was RUB 11,691 million).

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

        Net cash used in financing activities for the year ended December 31, 2016 increased by RUB 55,443 million or 200.9%, and totaled to RUB 83,038 million. The growth was mainly due to increased debt repayment and repayment under credit guarantee agreement related to foreigh currency hedge (due to appreciation of Russian Ruble). The respective cash outflows rose by RUB 49,746 million and RUB 9,690 million. Cash flows from transactions under common control had a positive effect of RUB 7,884 million on net cash used in financiang activities as there were no new transaction on sale or purchase of subsidiaries under common control. In 2016 proceeds from loans and notes reduced by RUB 2,471 million. The amount of dividends paid by the Group in 2016 increased by RUB 2,019 million in comparison with the financial year, ended December 31, 2015.

Liquidity

        As of December 31, 2017, we had total cash and cash equivalents of RUB 30,586 million (RUB 23,474 million in rubles, RUB 3,722 million in U.S. dollars, RUB 1,267 million in Turkmenistan manat, RUB 983 million in euros, RUB 755 million in Ukrainian hryvnias and RUB 385 million in other currencies). In addition, as of December 31, 2017, we had short-term investments of RUB 50,757 million, mostly in form of deposits in various banks as well as debt securities (assets in Sistema-Capital trust management) and loans. We also had RUB 36,000 million available under existing credit facilities as of December 31, 2017. For a description of our outstanding external financing, see Note 15 to our audited consolidated financial statements.

        As of December 31, 2017, we had a working capital deficit of RUB 10,639 million compared to a deficit of RUB 36,551 million as of December 31, 2016. Our current assets increased by RUB 55,038 million as we generated more cash and cash equivalents (changed by RUB 12,116 million) and increased our short-term investments in 2017 (changed by RUB 42,100 million). Our current liabilities increased by RUB 29,126 million in 2017 mainly due to higher amount of short-term debt (changed by RUB 17,267 million), trade and other payables (changed by RUB 5,841 million), subscriber prepayments and other advances (changed by RUB 2,418 million) and provisions (changed by RUB 1,777 million). We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2017 and 2016 that was distributable under Russian legislation amounted to RUB 125,091 million and RUB 50,659 million respectively.

Credit Rating Discussion

        Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing, and credit rating downgrades may require us to prepay certain loans. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry and the strategy, activity and/or credit rating of Sistema. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The controlling shareholder has a possibility to determine certain decisions of our governing bodies."

Critical Accounting Policies

        Please refer to note 2 in our audited consolidated financial statements included elsewhere in this document.

Recent Accounting Pronouncements

        Please refer to note 2 in our audited consolidated financial statements included elsewhere in this document.

C.  Research and Development, Patents and Licenses, etc.

        Not applicable.

D.  Trend Information

Sales

        In 2017, our revenues in Russia increased by 2.9% and in Ukraine decreased by 10.6%. Our mobile subscriber base decreased to 101.2 million subscribers as of December 31, 2017 from 104.6 million subscribers as of December 31, 2016. We expect our consolidated subscriber base to remain stable in 2018 as a result of continued marketing and advertising activity. We anticipate our consolidated revenues will increase in 2018 mainly based on growth in data usage, the development of our broadband business in the regions and growth in sales of handsets and accessories.

        Average monthly minutes of use per subscriber in Russia remained stable and amounted to 383 minutes in 2017 as compared to 380 minutes in 2016. We expect an increase in megabytes of use per subscriber due to our efforts aimed at stimulating data usage and on-net traffic.

        In Ukraine, our subscriber base slightly decreased to approximately 20.8 million subscribers as of December 31, 2017, from 20.9 million subscribers as of December 31, 2016. During 2016-2017, VF Ukraine actively expanded its network and a high-speed mobile internet is now available for approximately 80% of Ukrainians now. In January 2018, VF Ukraine secured the first 4G license in the 2600 MHz band. Further development of 3G network, construction and development of 4G network will strengthen the market position of VF Ukraine. In 2018, we expect revenues to remain stable under the impact of the weaker macroeconomic environment.

        Our subscriber base in Armenia remained stable and amounted to 2.1 million subscribers in 2017. We expect the growth of competition in these markets which may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers and macroeconomic trends calling for "save mode."

        From September 29, 2017, the Group stopped providing communication services in Turkmenistan due to the actions of the state-owned telecommunication company Turkmentelekom, which resulted in disconnection of international and long-distance zonal communication services and internet access of our customers in Turkmenistan. At that moment our subscriber base amounted to 1.7 million subscribers or 30% of market according our estimates.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2017, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. We expect growth of business activity in Russia to continue throughout 2018. We also expect that the stabilizing of the political situation in Ukraine will allow us to retain our operating indicators.

        We expect a challenging operating environment in 2018 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro-denominated debt. For further information on these risks, see "—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

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

  Moscow Fixed Line Operations

        In 2017 total revenue of MGTS decreased by 1.3%. The decline consists of two different trends. We see the continuing decline of fixed line voice services market and related revenue. In 2017 MGTS' fixed line voice services revenue decreased by 9.3%. In 2017, the subscriber base of B2C and B2B segments decreased by 4.3% and 6.4%, respectively. We expect further reduction of MGTS' revenue from fixed line voice services due to the decrease in subscriber base in 2018.

        However, we observe a growth in revenues from other services provided by MGTS to customers. MGTS' revenue from broadband Internet services increased by 12.3%. The increase was driven by high quality of services, profitable tariffs and operation optimization that led the transition of subscribers from competitors. MGTS' revenue from digital TV services increased by 25% in 2017. The growth mainly falls to B2C market, where MGTS is the leader in terms of the growth and the number of TV subscribers. In 2018, we expect further growth of revenue from broadband Internet and digital TV services mainly due to increase in the subscriber base.

        In 2017, MGTS' revenue from data services in B2G segment decreased by 7.6% due to the termination of some contracts with government customers. In 2018, we expect further reduction of MGTS' revenue from data services in B2G segment.

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia remained relatively stable at around 39% for the year ended December 31, 2017. We continued to offer our popular tariff plans "Super MTS" (free calls to all subscribers of MTS Russia) and "Smart" (integrated voice and data bundles), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate through the expansion of our 3G and LTE capabilities. We expect that the extension of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to keep churn rate under control in 2018, stimulate data usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine slightly increased to 26.6% for the year ended December 31, 2017, from 25.0% for the year ended December 31, 2016. In 2018, we expect subscriber loyalty to grow due to the launch of 3G-enabled data services with the support of our brand partnership with Vodafone.

  Moscow Fixed Line Operations Churn

        Churn reduction and customer loyalty increase are among the most important areas of focus of MGTS. The churn rate differs for different services. Fixed line voice services is the fundamental service of MGTS. The churn rate for fixed line services of MGTS slightly increased to 4.9% during the year ended December 31, 2017, as compared to 4.6% for the year ended December 31, 2016. MGTS intends to reduce the churn rate for fixed line services in 2018 and keep it at the level of 4.8% through implementation of a number of measures, including banning telephone spam, bonus programs and other.

        The churn rate for broadband Internet services of MGTS decreased to 7.9% during the year ended December 31, 2017, as compared to 9.1% for the year ended December 31, 2016. The churn rate for Digital TV services of MGTS decreased to 8.5% during the year ended December 31, 2017, as compared to 10.8% for the year ended December 31, 2016. The decrease of churn rate for broadband Internet and Digital TV services was achieved due to technological optimization of user equipment, new services and competitive tariffs for quality services. MGTS plans to increase subscriber loyalty in 2018 in order to consolidate its leading position on the market.

E.  Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

        We regularly enter into variable-to-fixed interest rate swap agreements to eliminate the exposure of changes in value of debt obligations. The instruments qualify for cash flow hedge accounting under IFRS requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding December 31, 2017 mature in 2018 and 2020.

        In addition to the above, we have also entered into several cross-currency interest rate swap agreements. These contracts hedged the risk of both interest rate and currency fluctuations and assumed periodic exchanges of both principal and interest payments from RUB-denominated amounts to USD-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Cross-currency interest rate swap contracts mature in 2019-2024.

F.  Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2017:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in millions of RUB)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	64,059	143,146	56,685	28,897	292,787
Interest Payments(2)	24,238	27,679	7,978	791	60,686
Capital Lease Obligations	1,763	3,364	3,473	12,845	21,445
Operating Lease Obligations	10,000	1,268	439	3,428	15,135
Purchase Obligations(3)	26,301	13,153	1,268	204	40,926
Provision for decommissioning and restoration	—	—	—	1,049	1,049

Retirement and post-retirement obligation	186	182	87	804	1,259

Payments related to business acquisitions	180	—	—	—	180

Uncertain Income Tax Position	906	—	—	—	906

Total	127,633	188,792	69,930	48,018	434,373

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
(Interest payments are calculated based on indebtedness as of December 31, 2017, scheduled maturities for the debt and interest rates effective as of December 31, 2017. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 15 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer	1949	Chairman of the Board of Directors, Non-Executive Director
Vsevolod Rozanov	1971	Non-Executive Director
Stanley P. Miller(1)(2)	1958	Non-Executive Independent Director
Michel Combes(1)(2)	1962	Non-Executive Independent Director
Thomas Holtrop(1)(2)	1954	Non-Executive Independent Director
Regina von Flemming(1)	1965	Non-Executive Independent Director
Artem Zassoursky	1979	Non-Executive Director
Andrey A. Dubovskov	1966	Non-Executive Director
Alexey V. Kornya(3)	1975	Executive Director, President and Chief Executive Officer ("CEO")
Andrey M. Kamenskiy(3)(4)	1972	Vice President—Member of Management Board—Chief Financial Officer ("CFO") (Finance, Investments, Mergers & Acquisitions)
Andrey E. Ushatskiy(3)	1974	Vice President—Member of Management Board—Chief Technology and Information Officer
Alexander E. Gorbunov(3)	1967	Vice President—Member of Management Board—Strategy
Vyacheslav K. Nikolaev(3)	1972	Vice President—Member of Management Board—Marketing
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Member of Management Board—Corporate and Legal Matters
Ivan A. Gaychenya	1967	Vice President—Corporate Security and Regime
Maria N. Golyandrina(3)	1986	Vice President—Member of Management Board—HR
Andrey G. Smelkov(3)	1976	Vice President—Member of Management Board—Director of "MTS Foreign Subsidiaries" Business Unit
Valery V. Shorzhin(3)	1963	Vice-President—Member of Management Board—Procurement Management and Administrative Matters
Kirill A. Dmitriev(3)	1978	Vice President—Member of Management Board—Sales and Customer Service
Igor A. Yegorov(3)	1968	Member of Management Board—Head of Moscow region

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of Audit Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Ron Sommer serves as Chairman of our Board of Directors since June 2009. He is now the Chairman of the Strategy Committee. He also was the Chairman of our Strategy Committee until 2013 and then served as a member of the Strategy Committee until 2015. Mr. Sommer is also the Chairman of the Supervisory Board of Vodafone Ukraine. He is also a member of the Board of Directors of Tata Consultancy Services and a member of the Supervisory Board of Munich Reinsurance. Mr. Sommer served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema from May 2009 until 2011. He was a member of the Board of Directors of Sistema from 2005 until 2012 and he served as Chairman of the Board of Directors of various Sistema—affiliated companies. Mr. Sommer was a Chairman of the Board of Directors of SSTL until 2015. He was also a member of the International Advisory Board of The Blackstone Group until 2012. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Vsevolod Rozanov serves as one of our Directors since June 2012, and in 2015 he was elected as the Deputy Chairman of the Board of Directors. He is also the Chairman of our Budget Committee. Until 2015 he was a member of the Corporate Conduct and Ethics Committee (renamed Corporate Governance Committee on February 25, 2015) and now he is the Chairman of the Corporate Governance Committee. Since 2013 he served as the Vice President—Head of Finance and Investments Complex in Sistema and now he serves as Managing partner in Sistema. Currently he is also a Chairman of the MTS Bank' Board of Directors, Deputy Chairman of the Board of Directors in SSTL, member of the Boards of Directors in EAST-WEST UNITED BANK S.A., "Landshaft" CJSC, "Lider Invest" OJSC, "UK Segezha Group" LLC, Sistema Finance S.A., Sistema-Capital trust management, "Mikron" PJSC, Insitel, member of Management Board in Charity Fund Sistema. Since 2014 until 2015 he was a member of "SG-Trans" CJSC and "Landshaft" CJSC' Boards of Directors and the Chairman of the Board of Directors in "DIK" LLC. Since 2014 until 2015 Mr. Rozanov was also a member of and since 2015 is the Chairman of the Board of Directors of MTS Bank. From 2008 until 2013 he served as the president of SSTL and since 2015 serves as the Deputy Chairman of the SSTL's Board of Directors. From 2006 until 2008 served as Vice President and Chief Financial Officer of MTS. In 2004 he was appointed Deputy General Director for Economics and Finance of Comstar UTS, coordinating the preparation of the company's IPO on the London Stock Exchange. From 2002 until 2004 served as Deputy General Director and Chief Financial Officer of MTU-Inform. From 1993 until 2001 held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

        Stanley P. Miller serves as one of our Directors since June 24, 2010. He also is the Chairman of our Remuneration and Nomination Committee, and a member of our Audit Committee, Strategy Committee and Corporate Governance Committee. From 1998 to 2010, Mr. Miller served as CEO at KPN, Netherlands (since 2005, KPN Mobile International). From 2006 to 2010, he served as CEO and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was CEO and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of IP Global Net NV. Mr. Miller also serves as the Chairman of the Board of Directors of AINMT (AB) Sweden, member of the Board of Directors in Arrow Creek Investments 75 (PTY) LTD South Africa and MTN Group limited.

        Michel Combes serves as one of our Directors since February 2013. He also is a member of the Remuneration and Nomination Committee, Audit Committee and Strategy Committee. Currently he serves as Non-executive director of HDL Development, Chief Executive Officer and Board of Directors member in ALTICE NV and Management Board member of CVC 2 BV, CVC 3 BV. Mr. Combes also serves as President of Sprint Corporation. He also served as Chief Operating Officer of SFR Group. Until 2015 Mr. Combes served as Chief Executive Officer of Alcatel-Lucent SA and a non-executive director and member of Audit Committee of ALTICE. Mr. Combes also served as Chairman of the Supervisory Board at Assystem until 2014 and as Non-Executive Director and a member of the Board of Directors of ISS until 2013. From 2008 until 2012, he served as Main Executive Director for Europe at Vodafone London and as Non-Executive Director at Vodafone PLC. From 2001 to 2002, Mr. Combes served as Main Executive Director at Telediffusion de France. Prior to that, from 2003 to 2006, he served as Senior Vice President and Financial Director at France telecom. Mr. Combes has also served as a Director of Vodafone.

        Thomas Holtrop serves as one of our Directors since February 2013. From 2009 until 2011, he served as a member of the Board of Directors at Comstar. He is also the Chairman of our Audit Committee, a member of Remuneration and Appointment Committee, Budget Committee. From 2005 to 2011, Mr. Holtrop served as a member of the Supervisory Board at Gruner & Jahr (Hamburg). Prior to that, from 2001 to 2004, he served as the President of T-Online International AG. Mr. Holtrop also served as a member of the Board of Directors at Deutsche Telecom AG from 2002 to 2004. Prior to that, he served as Vice President at American Express International Inc. and was a member of the Board of Directors at Bank 24 AG and Deutsche Bank 24 AG.

        Regina von Flemming serves as one of our Directors since June 2015. Ms. von Flemming served as the CEO and Publisher of Axel Springer Russia from 2005 to 2015. Prior to that, she was the founder and owner of Flemming & Partner GmbH Berlin—Moscow, a consultancy providing services in the areas of crisis management, start up, interim management and restructuring, interim CEO in Russia mainly for German and Russian entities. From 2000 to 2003, she worked as Vice President of the "US Russia Investment Fund" at Delta Capital, one of the first private equity funds in Russia. Prior to joining Delta Capital, she held various management roles in German companies.

        Artem Zassoursky serves as one of our Directors since June 2017. In 2016, he was appointed a Vice President for Strategy and a member of the Board of Directors of Sistema. He was a member of the Board of Directors of Business-Real Estate, Agroholding Steppe, Stream LLC, and now he is a member of the Board of Directors of Insitel Services Private Limited, Sitroniks, Detskiy Mir, Sistema finance S.A. Prior to joining Sistema in 2013, he held the position of General Director of Stream LLC, in 2013 he served as a Vice President of SMM OJSC. He held various senior positions at major media companies prior to 2013.

        Andrey A. Dubovskov served as our President and CEO from March 2011 to March 2018. Mr. Dubovskov serves as a member of the Board of Directors at Sistema since 2015 and President of Sistema since March 2018. Mr. Dubovskov also serves as the Chairman of the Board of Directors of RTK, a member of Supervisory Board of MTS-Ukraine and as a Chairman of the Board of Directors of MTS Belarus since 2016. He served as a member of the Board of Directors at SSTL until 2015. He also served as the Chairman of the Board of Directors at MGTS since 2012. Since June 2011 he has also serves as a member of our Corporate Governance Committee, Strategy Committee. From 2011 to 2016, he also served as a member of the Board of Directors at MTS Belarus and International Cell Holding LTD. From April 2008 to March 2011, he served as the General Director of MTS Ukraine. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural Macro-region. From January 2004 to March 2006, he served as the Director of one of our branch in Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1993 to 2002.

        Alexey V. Kornya serves as our President and CEO since March 2018. Prior to that he served as our Vice President for Finance, Investments, Mergers and Acquisitions-CFO from 2016. From July 2008, he served as our Acting Vice President for Fiannce and Investments. From March 2007 to December 2008, Mr. Kornya served as our Chief Financial COntroler. He served as our Financial Planing and Analysis Director from November 2004 to March 2007 and as CFO of our Urals Macro-region branch from July 2004 to November 2004.Mr. Kornya joined MTS in July 2004 as MTS Financial Director in the Ural Federal District. Prior to joining MTS, Mr Kornya worked for such companies as North West Telecom and PwC Audit.

        Andrey M. Kamenskiy serves as our Vice President—Chief Financial Officer ("CFO") since April 2018. Prior to that, he served as Executive Vice President, Chief Financial Officer of Sistema since 2011. From 1997 to 2011, he held senior positions in finance in such companies as Trade House Perekrestok, San InBev and ING Bank (Eurasia).

        Andrey E. Ushatsky serves as our Vice President—Chief Technology and Information Officer since April 2013. Prior to that Mr. Ushatsky served as our Vice President—Chief Technology Officer since April 2009. Mr. Ushatsky joined us in 1996 and served in various technology-related positions, most recently as the Deputy Head of MTS Russia for Technology.

        Alexander E. Gorbunov serves as our Vice President for Strategy since April 2018. He is also a member of our Strategy Committee and Budget Committee. In addition, Mr. Gorbunov serves on the Board of Directors of various other companies such as SSTL and OZON Holdings Limited. Prior to that, Mr. Gorbunov served as one of our Directors since February 2013, and in 2015 he was elected as the Deputy Chairman of the Board of Directors. From 2011 until 2018 he served as Vice-President managing telecom assets of Sistema. From 2010 until 2011, Mr. Gorbunov served as Executive Vice President for development of telecommunication assets at Basic Assets Business Unit of Sistema and from 2011 until 2015—as Executive Vice-President. From 2006 until 2010, he served as Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

        Vyacheslav K. Nikolaev serves as our Vice President for Marketing since July 2017. Mr. Nikolaev has been working for MTS since October 2004 and held various positions within the Group. Prior to joining MTS, he held various key positions in OOO Renaissance Capital—Financial Consultant and TRUST Investment Bank, OJSC.

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

        Ivan A. Gaychenya serves as our Vice President—Corporate Security and Regime since December 2015. Prior to joining MTS, from 2011 to 2015, Mr. Gaychenya served as Director for Security of PJSC "Russian Grids" and PJSC "FSK UES." Prior to that, from 1995 to 2011, he has served in the military and state security forces of Russian Federation, holding operational and executive positions.

        Maria N. Golyandrina serves as our Vice President for Human Resources since December 2017. From 2014 to 2018, she run the Compensation, Benefits and HR administration Department. Ms. Golyandrina started her career at MTS as HR manager in 2006.

        Andrey G. Smelkov serves as our Vice President—Director of "MTS Foreign Subsidiaries" Business Unit since October 2013. Prior to that, from 2010 to 2013, he served as a Chairman of the Board in TOO "Mobile Telekom Service," Kazakhstan. Since 2008 Mr. Smelkov worked as a Head of OOO "Sky Mobile," Kyrgyztan. Prior to that, he worked as a Head of branch in VEON Ltd. (VimpelCom).

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

        Kirill A. Dmitriev serves as our Vice President—Sales and Customer Service, Member of the Management Board since May 2016. He was a Member of Management Board—Head of Moscow Macro-region since April 2014. Since 2011 he held a position of Director of North-West Macro-region.

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

        All members of our Board of Directors were elected at the annual shareholders' meeting on June 29, 2017 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 29, 2018. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.  Compensation of Directors and Senior Management

        Our officers and directors were paid during 2017 an aggregate amount of approximately RUB 739 million for services in all capacities provided to us; this amount comprised RUB 490 million in base salaries and RUB 249 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued in 2017 amounted to RUB 486 million. For additional information, see Note 21 to our audited consolidated financial statements.

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

President

        Our President is elected by the Board of Directors for a term of three years and can be reelected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day- to-day management of our activities, except for matters reserved to our shareholders or the Board of

Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. On March 13, 2018, Alexey Kornya was elected as our President and CEO, starting from March 13, 2018, by the Board of Directors for a term of three years.

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

        The President is the Chairman of the Management Board. Currently our Management Board consists of 10 members.

Disclosure Committee

        In April 2007, we established an advisory body called the Disclosure Committee. The Disclosure Committee supervises our compliance with disclosure standards in connection with all public information regarding us. These disclosure standards are based on principles of timeliness, accuracy and completeness. Members of the Disclosure Committee may be nominated by various divisions of MTS, willing to have representatives in the Disclosure Committee. Members are appointed by the President. Andrey M. Kamenskiy, our CFO is the Chairman of the Disclosure Committee. Currently, our Disclosure Committee consists of seven members, two of whom are officers of the company.

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

        The members of our Auditing Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2018.

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

D.  Employees

        At December 31, 2017, we had 65,072 employees. Of our 60,442 employees in Russia, we estimate that 522 were executives; 14,797 were technical and maintenance employees; 33,696 were sales,

marketing and customer service staff; and 11,427 were administration and finance staff. In addition, of the 60,442 employees in Russia, we estimate that 20,474 were employed in our retail unit.

        As of December 31, 2017, 2,969 of our employees worked in Ukraine. Of these employees, we estimate that 18 were executives; 892 were technical and maintenance employees; 1,312 were sales, marketing and customer service staff; and 747 were administration and finance staff.

        As of December 31, 2017, 305 of our employees worked in Turkmenistan. Of these employees, we estimate that 14 were executives; 49 were technical and maintenance employees; 100 were sales, marketing and customer service staff; and 142 were administration and finance staff.

        As of December 31, 2017, 1,157 of our employees worked in Armenia. Of these employees, we estimate that 11 were executives; 108 were technical and maintenance employees; 704 were sales, marketing and customer service staff; and 334 were administration and finance staff.

        As of December 31, 2017, 472 of our employees worked in other countries, such as Czech Republic and Belarus (employees of NVision Group subsidiaries). Of these employees, we estimate that 16 were executives; 394 were technical and maintenance employees; 9 were sales, marketing and customer service staff; and 53 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2016 and 2017:

	Years ended December 31
	2016	2017
Russia	63,971	60,442
Ukraine	3,166	2,969
Turkmenistan	698	305
Armenia	1,169	1,157
Other	466	472

Total	69,470	65,345

        Our employees are not unionized, except for 3,492 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong

E.  Share Ownership

        As of April 1, 2018, our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 26, 2018, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 26, 2018
Directors and Executive officers	Number	%(1)
Andrey A. Dubovskov, Member of Management Board, Head of Sistema	676,854	0.03590%
Alexey V. Kornya, Executive Director, President and CEO	243,780	0.01293%
Ron Sommer, Chairman of the Board, Non-Executive Director	209,363	0.01111%
Ralph S. Yirikian, General Director of MTS Armenia	208,184	0.01104%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	186,693	0.00990%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	175,675	0.00932%
Valery V. Shorzhin, Vice-President—Procurement Management and Administrative Matters	150,139	0.00796%
Kirill A. Dmitriev, Vice President—Sales and Customer Service	100,429	0.00533%
Andrey V. Ershov, General Director of MGTS	97,173	0.00515%
Andrey G. Smelkov, Vice-President, Head of business unit MTS Foreign subsidiaries	87,333	0.00463%
Vsevolod V Rozanov, Non-Executive Director	72,792	0.00386%
Igor A. Yegorov, Member of Management Board, Head of Moscow Macro-region	63,623	0.00337%

Total	2,272,038	0.12052%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,885,244,718 ordinary shares outstanding as of April 26, 2017.

        Our management are entitled to remuneration in the form of options granted to them for MTS ordinary shares, which will expire in a weighted average term of approximately 3 years. The transfer of such shares is probable and is subject to certain employment conditions. In 2017, options related compensation accrued in the amount of RUB 486 million.

        The following table sets forth information with respect to our ordinary shares in the form of share options granted to our current directors and executive officers as of April 1, 2018. All shares of common stock have the same voting rights.

	Number of ordinary shares as of April 1, 2018
Directors and Executive officers	Number	%(1)
Alexey V. Kornya, Executive Director, President and CEO	316,315	0.01678%
Ralph S. Yirikian, General Director of MTS Armenia	236,373	0.01254%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	213,762	0.01134%
Ron Sommer, Chairman of the Board, Non Executive Director	199,587	0.01059%
Andrey V. Ershov, General Director of MGTS	180,311	0.00956%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	172,721	0.00916%
Valery V. Shorzhin, Vice President—Procurement Management and Administrative Matters	171,011	0.00907%
Kirill A. Dmitriev, Vice President—Sales and Customer Service	160,452	0.00851%
Andrey G. Smelkov, Vice President—Director of "MTS Foreign Subsidiaries" Business Unit	146,776	0.00779%
Igor A. Yegorov, Member of Management Board, Head of Moscow Macro-region	122,972	0.00652%
Sergey Y. Kuzmin, President of NVision Group	97,784	0.00519%
Alexander A. Mosyakin, General Director of RTK	94,625	0.00502%
Olga V. Ustinova, General Director of Vodafone Ukraine	91,483	0.00485%
Vyatcheslav K. Nikolaev, Vice President—Marketing	77,260	0.00410%
Sergey V. Rubtsov, General Director of MTS Turkmenistan	61,913	0.00328%
Alexander E. Gorbunov, Vice President—Strategy and Development	52,435	0.00278%
Andrey M. Kamenskiy, Acting Vice-President—Chief Financial Officer	50,493	0.00268%
Maria N. Golyandrina, Vice President—Human Resources	38 841	0.00206%

Total	2,485,114	0.13182%

(1)
Percentage of ordinary shares in the form of share options granted to each named director and executive officer is based on 1,885,244,718 ordinary shares outstanding as of April 1, 2018.

Item 7.    Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table sets forth, as of April 1, 2018, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2018
Name	Number	Percentage
Sistema(1)	634,674,257	33.67%
Sistema Finance S.A.	88,256,598	4.68%
STA(2)	220,467,234	11.69%
ADS holders(3)	713,752,394	37.86%
Other Public Float (including our directors and executive officers)(4)	228,094,235	12.10%

Total(5)	1,885,244,718	100.0%

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

(3)
As of April 1, 2018, the total number of ADSs outstanding was 356,876,197, representing underlying ownership of 713,752,394 shares, or approximately 37.86% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is Sberbank of Russia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        Our subsidiaries, MGTS and Bastion, owned 7,569,230 and 1,401,133 of our ordinary shares, respectively, as of April 1, 2018.

        As a result of series of buy-backs during 2016, 2017 and 2018 Stream Digital LLC owned 104,165,997 of our shares as of 1 April, 2018.

        As of April 1, 2018, we held a total of 113,136,857 shares, 53,421,090 of which were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        As of April 1, 2018, Sistema's effective ownership in us was 50.04%.

B.  Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

        In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to date under an agreement with Sistema-Hals. The note is interest free and repayable in 2019. As of December 31, 2017 and December 31, 2016 the amount receivable of RUB 618 million and RUB 574 million, respectively, was included in other and short-term in the accompanying consolidated statements of financial position.

Maxima Advertising Agency

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of RUB 1,351 million, RUB 1,018 million and 143 million and for services provided in the years ended December 31, 2015, 2016 and 2017, respectively. In 2017 Maxima ceased to be our principal supplier of advertising services.

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

Smart Cards Group

        During the years ended December 31, 2015, 2016 and 2017, we purchased SIM cards and prepaid phone cards for approximately RUB 160 million, RUB 39 million and RUB 57 million, respectively.

AB Safety

        During the years ended December 31, 2015, 2016 and 2017, we purchased security services from AB Safety, an affiliate of Sistema, for the amount of RUB 212 million, RUB 271 million and RUB 302 million, respectively.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2015, 2016 and 2017, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to RUB 157 million, RUB 149 million and RUB 149 million, respectively. Our main investments are in Sistema Venture Capital (former Sistema Mass Media (SMM)), in which we hold 2.356%, and the value of such investments as of December 31, 2015, 2016 and 2017, amounted to RUB 117 million.

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

MTS Bank

        We maintain certain bank accounts with MTS Bank, an associate of the Group. As of December 31, 2016 and December 31, 2017, the Group's cash position at MTS Bank amounted to RUB 4,902 million and RUB 13,746 million, respectively, including short-term deposits in the amount of RUB 532 million and RUB 633 million, respectively. The interest accrued on the deposits and cash on current accounts for the years ended December 31, 2015, 2016 and 2017, amounted to RUB 447 million, RUB 285 million and RUB 345 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements. In January 2017 MTS Bank fully repaid its 10-year subordinated loan, received from the Group in September 2012 in amount of RUB 2,100 million.

        During the years ended December 31, 2015, 2016 and 2017, we received revenues from mobile and call center services with MTS Bank amounting to RUB 588 million, RUB 900 million and RUB 1,507 million, respectively. In addition, during the year ended December 31, 2015, 2016 and 2017 we received revenues from processing documents for bank cards issue and granting of consumer credits amounting to RUB 117 million, RUB 372 million and RUB 378 million, respectively (agency fees after deduction of cross-fines). Moreover, during the years ended December 31, 2015, 2016 and 2017 we incurred commission expenses (bank commission and commission for cash collection from subscribers) amounting to RUB 61 million, RUB 347 million and RUB 2,259 million, respectively.

East-West United Bank

        We maintain certain bank accounts with East-West United Bank, a subsidiary of Sistema. As of December 31, 2016 and December 31, 2017, the Group's cash position at East-West United Bank amounted to RUB 736 million and RUB 5,969 million, respectively, including short-term deposits in the amount of RUB nil and RUB 5,810 million, respectively.

MTS Belarus

        During the years ended December 31, 2015, 2016 and 2017, we accrued revenues from roaming agreements with MTS Belarus, our associate company, amounting to RUB 266 million, RUB 276 million and RUB 248 million, respectively. At the same time, during the years ended December 31, 2015, 2016 and 2017 we incurred roaming expenses with MTS Belarus amounting to RUB 394 million, RUB 161 million and RUB 121 million, respectively.

Zifrovoe TV

        In June 2017, we made a cash contribution to Zifrovoe TV in the amount of RUB 171 million.

Accounts receivable and accounts payable

        We had total accounts receivable of RUB 9,661 million, RUB 8,094 million and RUB 11,360 million, from, and total accounts payable of RUB 1,809 million, RUB 1,014 million and RUB 1,102 million to, related parties as of December 31, 2015, 2016 and 2017, respectively. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 21 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

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

        We continue to cooperate with these investigations. We, the DOJ and the SEC are having discussions about a potential resolution to allegations of non-compliance with the Foreign Corrupt Practices Act (FCPA). However, at this stage, the Group cannot be certain that such discussions will result in a settled resolution or whether there will be further developments in the investigations.

        For additional information please refer to Note 27 and 30 to our audited consolidated financial statements.

Other litigation

        In August 2012, we received a claim regarding dismissal of international registration of four of the Group trademarks in the territory of Ukraine from an entity named MTS LLC. The claim was fully dismissed by Economic Appeal Court of Kiev in December 2013. However, in the end of 2015, following claims of MTS LLC, two regional courts of Ukraine dismissed international registration of our trademarks in the territory of Ukraine. In March 2016, we appealed the decisions of two regional courts. Our appeals were fully satisfied. In May 2016, MTS LLC submitted a claim regarding dismissal of international registration of eight of the Group trademarks in the territory of Ukraine to the Economic Court of Kiev. We submitted to the Economic Court of Kiev counterclaim regarding dismissal of registration of MTS LLC trademark and the Economic Court of Kiev suspended processing MTS LLC claim till consideration of our counterclaim. In March 2017, our counterclaim was satisfied in the court of cassation. In May 2017, due to the State Intellectual Property Service of Ukraine failure to cancel the disputed certificates registration we filed an application to Kiev Court of Appeal for a turnaround in the enforcement of the court decision, which was satisfied. In September 2017, data on the early termination of the validity of our trademarks was published in the bulletin of industrial property.

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

        In October 2015, the Russian tax authorities completed a tax audit of Comstar Regions CJSC for the years ended December 31, 2012 and 2013. Based on the results of this audit, the Russian tax authorities determined that RUB 17.3 million of additional taxes and penalties were payable by us.We appealed this decision and the Arbitrazh Court and 9th Appellation Court satisfied our claims in April

2017. According to the decree of the Moscow District Arbitrazh Court as of December 25, 2017 the decision remains unchanged.

        In December 2017, the Russian tax authorities completed a tax audit of MTS for the years ended December 31, 2014 and 2015. No issues that could result in additional significant charges have been identified.

        In July 2017, the Russian tax authorities completed a tax audit of Sibintertelecom CJSC for the years ended December 31, 2013, 2014 and 2015. Based on the results of this audit, the Russian tax authorities determined that RUB 22,8 million in additional taxes, fines and penalties were payable by us. We are considering appealing this resolution.

        In December 2016, the Russian tax authorities completed a tax audit of MTS for the years ended December 31, 2012 and 2013. Based on the results of this audit, the Russian tax authorities determined that RUB 586.2 million in additional taxes, fines and penalties were payable by us. In November 2017, Federal Tax Services partially satisfied our petition, decreasing the amount of the taxes by RUB 46,8 million and the relevant amount of fines. The decision of Federal Tax Services will not be challenged in court.

        In December 2017, the Russian tax authorities initiated a tax audit of RTK JSC for the years ended December 31, 2014, 2015 and 2016 which is on-going.

        In November 2017, the Russian tax authorities initiated a tax audit of NVision Group JSC for the years ended December 31, 2015 and 2016 which is on-going.

        In January 2018, the Russian tax authorities completed a tax audit of Stream LLC for the years ended December 31, 2014 and 2015. Based on the results of this audit, the Russian tax authorities determined that RUB 20,8 million in additional taxes and fines were payable by us. We appealed this resolution and are waiting for the response of the Russian tax authorities.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2017, tax declarations of Russian subsidiaries of MTS were open for audit for the preceding three fiscal years. Since 2016, MTS communicates with tax authorities within Tax Monitoring regime. Under this regime, MTS discloses information and documents related to calculation of its tax liabilities on-line; the tax year is considered closed for disputes by October of the year following the reporting tax year.

Antimonopoly Proceedings

        In December 2015, the FAS charged MTS, MegaFon, VEON Ltd. (VimpelCom) and Tele2 with violation of antimonopoly laws in respect to pricing of SMS dispatching. In April 2017, the FAS found us, MegaFon and VEON Ltd. (VimpelCom) responsible for the aforementioned violation. VEON Ltd. (VimpelCom) and Tele2 appealed the FAS decision in the Arbitrazh Court. As a result Moscow Arbitrazh Court, the Ninth Arbitrazh Court of Appeal and the Court of Cassation declared the FAS decision unlawful.

        In November 2016, the FAS subdivision in Yaroslavl has charged MTS, MegaFon and VEON Ltd. (VimpelCom) with violation of antimonopoly laws in respect to 4G modems pricing. In September 2017, the investigation was ceased as no violation was found in operators' actions.

        In July 2017, the FAS issued a warning to MTS, MegaFon, Tele2 and VEON Ltd. (VimpelCom) on termination of actions containing signs of violation of the antimonopoly laws in respect of establishing various prices for mobile radiotelephone services when subscribers are outside the home region (in intranet roaming). At present, this issue is under the FAS consideration, the time limit for the execution of the warning has been extended until January 31, 2018. We reported on the fulfillment of the requirements in due time. The FAS found us failing to fulfill the requirements and in March 2018 initiated an antimonopoly case. The first hearing is scheduled in May 2018. Similar proceedings were initiated against VEON Ltd. (VimpelCom) and MegaFon.

        In August 2017, the FAS charged MTS, MegaFon, Tele2 and VEON Ltd. (VimpelCom) with violation of antimonopoly laws in respect of establishing and maintaining monopolistically high prices for communication services in national roaming and inter-operator roaming agreements. In February 2018, the FAS found us responsible for violation of antitrust laws by establishing monopolistically high prices for subscribers for communication services in national roaming. An administrative case is expected to be initiated, which will result in an administrative fine. Similar proceedings are expected to be initiated against VEON Ltd. (VimpelCom) and MegaFon.

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

        On April 8, 2016, our Board of Directors approved new dividend policy which sets a target payout of RUB 25.0 - 26.0 per ordinary MTS share (RUB 50.0 - 52.0 per ADR) per calendar year. The policy guarantees a minimum payout of RUB 20.0 per ordinary MTS share (or RUB 40.0 per ADR). The policy will cover 2016 - 2018. Payments will continue to be made on a semi-annual basis.

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

        At a meeting held on April 11, 2018, the Board of Directors recommended that an AGM approves annual dividends of RUB 23.4 per ordinary MTS share (RUB 46.8 per ADS), or a total of approximately RUB 46.76 billion, based on the full-year 2017 financial results.

        The Board of Directors set the date for our AGM for June 28, 2018. The record date for the Company's shareholders and ADS holders entitled to participate in the AGM has been set for May 25, 2018. The Board of Directors recommended that the AGM sets the record date for shareholders and ADS holders entitled to receive dividends for the 2017 fiscal year for July 9, 2018.

B.  Significant Changes

        4G license secured by Vodafone Ukraine—In January and March 2018, VF Ukraine, which serves the Ukrainian market and operates as Vodafone Ukraine, secured a 4G licenses in the 2510-2520 / 2630-2640 and 1780-1785 / 1875-1880 MHz bands as a result of a national auction. The first 4G launch in Ukraine's largest cities took place in March 2018.

        Acquisition of MDTZK LLC and Kulturnaya Sluzhba LLC—In the 1st quarter 2018, the Group acquired 100% stake in MDTZK LLC (operating under the trademark Ticketland.ru) and a 78.2% stake in Kulturnaya Sluzhba LLC (operating under the trademark Ponominalu.ru), the leading players in the Russian e-ticketing industry. The acquisitions allow us to enter the event ticket market (both online and offline) and establish ourself as a leading ticket operator in Russia, while broadening our suite of digital services and integrating a key new product into its existing loyalty program and mobile app ecosystem. See Note 4 for further information.

        Early repayment of credit facilities—In March 2018, MTS made partial early repayment in the amount of USD 224.7 million (RUB 12,668 million) under the 10-year credit facility with Calyon, ING Bank N.V., Nordea Bank AB and Raiffeisen Zentralbank Osterreich AG. The early repayment of the loan is a part of our debt portfolio optimization strategy aimed at decreasing the overall cost of debt and increasing its overall tenor.

        Ruble bonds placement—In March 2018, MTS issued two series of exchange-traded bonds totaling RUB 20 billion with a semi-annual coupon rate of 7.10% and 7.25% and a maturity of 3.5 years and 7 years respectively.

        Investments in the development of Ozon Holdings Limited—In March 2018, MTS invested RUB 1.15 billion in the development of Ozon Holdings (OZON) through an additional share issuance. As a result, MTS' stake in the authorized capital of Ozon increased from 11.2% to 13.7%.

        Acquisition of shares under Share Repurchase Plan—Since December 31, 2017 we acquired 27,059,204 MTS shares of Common Stock representing 1.35% of share capital issued by MTS. The Group purchased MTS shares of Common Stock under the Repurchase Plan announced in 2017.

        Ruble bonds repurchase—In April 2018 MTS issued RUB 6.8 billion exchange-traded Series BO-01 bond through a secondary offering. The coupon rate was set at 6.85%, while the price of placement—100% of nominal value. The RUB 10 billion Series BO-01 bond with a maturity of 10 years was issued on April 3, 2013. The initial coupon rate for the bond was set at 8.25%. On April 2, 2018, MTS repurchased RUB 7.4 billion and set a new 6.85% coupon rate. The bond is included in the Level 1 Quotation list on the Moscow Exchange.

        Adoption of the regulation relating to the counter-terrorism measures—The Government regulation "On rules, terms and volume of voice information, text messages, images, sounds, video- and other messages of telecommunications services users to be stored" was adopted on April 19, 2018. According to this regulation, voice traffic is required to be stored for a period of six months starting from July 1, 2018, and data traffic is required to be stored, starting from October 1, 2018, by using data storage technical equipment in the volume of electronic communication messages sent and received by the operator's subscribers (the actual traffic) during 30 days before the commissioning date of the technical equipment. Moreover, the capacity of the data traffic storage system is required to be increased by 15% annually. Significant additional costs will be required in order to comply with these requirements.

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

ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the Moscow Exchange.

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2018	$12.64	$11.09	321.00 RUB	288.20 RUB
February 2018	$12.80	$10.99	319.50 RUB	289.40 RUB
January 2018	$12.22	$10.22	311.55 RUB	271.30 RUB
December 2017	$10.58	$8.71	292.15 RUB	245.10 RUB
November 2017	$11.45	$10.25	296.95 RUB	275.10 RUB
October 2017	$10.81	$10.20	291.95 RUB	276.45 RUB
Quarterly High and Low
First Quarter 2018	$12.80	$10.22	321.00 RUB	271.30 RUB
Fourth Quarter 2017	$11.45	$8.71	296.95 RUB	245.10 RUB
Third Quarter 2017	$11.10	$7.77	294.45 RUB	223.05 RUB
Second Quarter 2017	$11.58	$8.20	285.90 RUB	226.70 RUB
First Quarter 2017	$11.51	$9.28	290.00 RUB	255.20 RUB
Fourth Quarter 2016	$9.64	$7.14	266.60 RUB	213.30 RUB
Third Quarter 2016	$9.21	$7.58	252.40 RUB	227.50 RUB
Second Quarter 2016	$9.38	$7.79	268.30 RUB	231.90 RUB
First Quarter 2016	$8.18	$5.15	240.10 RUB	197.75 RUB
Annual High and Low(1)
2017	$11.58	$7.77	296.95 RUB	223.05 RUB
2016	$9.64	$5.22	268.30 RUB	200.55 RUB
2015	$12.77	$6.11	271.00 RUB	174.70 RUB
2014	$21.38	$6.17	324.0 RUB	158.5 RUB
2013	$23.96	$17.66	351.5 RUB	246.7 RUB

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

        We are registered with the Federal Tax Service of the Russian Federation under the state registration number 1027700149124.

General Matters

        Pursuant to our charter, we have the right to issue common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 1,998,381,575 common shares, each with a par value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate par value of the issued and outstanding shares. We are also authorized to issue an additional 100,000,000 common shares with a par value of 0.10 rubles each. We have issued only common stock. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders.

        The Joint Stock Companies Law requires us to dispose any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and our subsidiaries holding such shares are able to vote and dispose of such shares without any further corporate actions by our shareholders or Board of Directors.

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

        In August 2017, we repurchased 497 treasury shares pursuant to our shareholders' right to demand buy-out following the merger of our subsidiaries into MTS in accordance with applicable laws. As of December 31, 2017, we had 497 treasury shares.

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

        A second tender offer was announced in January 2017, as a result of which Stream Digital LLC purchased additional 32,061,256 shares. Thus, as of April 1, 2017, our subsidiaries held a total of 43,543,303 of our shares.

        To increase the shareholder return, we continued the repurchase of shares in the open market in 2017. As a result of open market purchases, as of December 31, 2017, our subsidiaries held a total of 86,339,156 of our shares.

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

  •
  if holding, alone or with other holders, 1% or more of the voting shares, file a lawsuit against a member of the Board of Directors or member of any executive body of the company (including the company's CEO and/or the company's managing organization) to reimburse damages suffered by the company as the result of their faulty actions (failure to act);

  •
  in cases and in the procedure provided by Russian law and our charter, receive information on the company's activities, including access to accounting and other documentation, subject to ownership of an amount of shares provided by Russian law and our charter for the relevant category of information, receive copies thereof for a fee not exceeding the cost of making such copies;

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

    •
    any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder's rights; and

    •
    delisting of our shares from a stock exchange; and

    •
    the amendment of the public company's charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares (i.e., transformation to a non-public company);

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

        The Joint Stock Companies Law allows dividends to be declared generally out of net profits calculated under RAS as long as the following conditions have been met:

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

        The Joint Stock Companies Law and the Securities Market Law have been amended on December 29, 2012 to adopt new dividend payment rules that came into force January 1, 2014. These amendments include new rules on determining the shareholders entitled to dividend distribution whereby the list of such shareholders is fixed at date determined in the decision of the General shareholders' meeting on the distribution of dividends. The date shall not be earlier than 10 days and later than 20 days following the date of such decision. The dividends are to be paid to private shareholders registered in the share register of the company within 25 business days and to nominal holders and professional managers within business 10 days from the date on which persons entitled to receive dividends are determined. If shares are held on a depo account with a depository, dividends will be transferred to such shareholders by such depositary within 7 business days of receipt of funds by the depositary.

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

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the act or omission of an effective parent only when the effective parent has used the right to give binding instructions, knowing that the consequence of carrying out this act or omission would be insolvency of this effective subsidiary. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises, in particular through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

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

Charter Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for a public joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital through the repurchase and cancellation of shares, be made by a majority vote of a shareholders' meeting and through reduction of the par value of shares, by a three-quarter majority vote of a shareholders' meeting. Additionally, within three business days of a decision to reduce our charter capital, we must notify the federal executive body in charge of the state registration of legal entities on the decision taken and publish within the same three-day period a notice regarding the charter capital reduction, as well as a second notice one month after the first notice is published. Our creditors, whose claims arose before the decision on the charter capital decrease was taken, would then have the right to demand, not later than 30 days of the second publication of the notice, early termination or settlement of relevant obligations by us, as well as compensation for damages.

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

        The Joint Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares as long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  any reorganization;

  •
  the conclusion of a major transaction, which involves assets having value of more than 50% of the balance sheet value of the assets calculated under RAS (including those which are simultaneously interested party transactions); or

  •
  any amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders' rights; and

  •
  the amendment of the public company's charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares (i.e., transformation to a non-public company).

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

Registration and Transfer of Shares

        Russian legislation requires that a joint stock company ensures maintenance of a register of its shareholders, which for a public joint stock company, shall be maintained by a registrar. Registrar NIKoil OJSC had maintained our register of shareholders since May 10, 2000. In July 2014, it has been merged into Independent Registration Company JSC (known as Computershare Registrar JSC prior to October 6, 2015) which now maintains our register of shareholders due to universal succession.

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

        The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed, except for certain instances provided for by Russian legislation, and may be challenged in court.

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

  •
  changes in our charter capital in certain instances;

  •
  appointment and removal of our independent auditor and of the members of our Auditing Commission and Counting Commission;

  •
  consent or subsequent approval of certain interested party and major transactions;

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

        Moreover, a ninety-five majority vote of the voting shares present at a shareholders' meeting is required to approve the amendment of the public company's charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares (i.e., transformation to a non-public company).

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

  •
  convening annual and extraordinary shareholders' meetings, except for certain circumstances specified in the Joint Stock Companies Law;

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

  •
  approval of our share registrar and the terms of the agreement with it; and

  •
  other matters, as provided for by the Joint Stock Companies Law and our charter.

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

        Our internal regulation "On the Board of Directors of Mobile TeleSystems Public Joint Stock Company" (the "Regulation") was approved by the annual shareholders' meeting on June 29, 2017. In accordance with clause 2.2.2 of the Regulation, the members of the Board of Directors have the right to:

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
  be loyal to the Company;

  •
  execute their duties in a confident and scrupulous manner;

  •
  act within their rights and duties in accordance with the goals and objectives of the Board of Directors;

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

  Interested Party Transactions

        Under the Joint Stock Companies Law, certain transactions are defined as "interested party transactions." Such transactions include transactions involving a member of the board of directors, the company's CEO, a member of the company's management board), any person controlling the company, or any person who is able to give binding instructions to the company, if that person and/or that person's spouse, parents, children, adoptive parents or children, full and half brothers or sisters and/or their controlled entities, is/are:

  •
  a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

  •
  controlling persons of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

  •
  a member of any governing body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of any governing body of a management organization of such a company.

        Pursuant to the Joint Stock Companies Law a "controlling person," generally, is deemed to be a person (i) directly or indirectly controlling over 50% of the voting shares in another legal entity (on the basis of an instruction, a shareholders' agreement or other agreements); or (ii) having the right to appoint the sole executive body or more than half of the governing body of a controlled entity. A controlled entity is understood to be a legal entity directly or indirectly controlled by the controlling entity.

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

        In public joint stock companies consent or subsequent approval of the transaction shall be granted (if requested) by a majority of disinterested directors of the company which within one year prior to the decision:

  •
  did not act as persons performing functions of the sole executive body, including its executive manager, members of the company's management board or members of the management bodies of the company's managing organization;

  •
  did not have spouses, parents, children, adoptive parents and adopted children, full and half brothers and sisters acting as members of the company's management bodies, members of the management bodies of the company's managing organization or of its executive manager ; and

  •
  did not control the company or the company's managing organization (including its executive manager) or were not entitled to issue instructions binding on the company (collectively, "independent directors").

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

  •
  the number of directors who are not interested in the transaction is less than two; or

  •
  the number of independent (in terms of Clause 3 Article 83 of the Joint Stock Companies Law) directors is less than two.

        Consent or subsequent approval of interested party transactions is not required nor can be requested in the following instances:

  •
  the transactions are concluded in the ordinary course of business, provided that the company has concluded similar transactions with disinterested parties on substantially similar terms over a long time;

  •
  the company a sole one shareholder who performs the functions of the company's CEO;

  •
  all shareholders owning voting shares of the company are interested in such transactions and there are no other persons interested in such transactions;

  •
  the transactions constitute the issuance of shares or securities convertible into shares, including by way of subscription;

  •
  the transactions constitute the issuance of bonds by public subscription or repurchase of bonds;

  •
  the transactions arise from the repurchase, whether mandatory or not, by the company of its issued shares;

  •
  the transactions constitute transfer of assets within the framework of reorganization, in particular under merger and accession agreements; or

  •
  the transactions are mandatory for the company pursuant to Russian law and must be concluded on the basis of fixed prices and tariffs adopted by a competent state body;

  •
  the transactions are public agreements which terms are similar to other public agreements executed by the company;

  •
  the transactions constitute the agreements set out by certain provisions of the Federal Law of the Russian Federation No. 35 "On Electricity Power" dated 26 March 2003;

  •
  the transactions concluded on the same terms as preliminary contracts previously approved as interested party transactions;

  •
  the transactions concluded in an open tender, if such tender terms were previously approved by the Board of Directors;

  •
  the value of the subject matter under the transaction does not exceed 0.1% of the company's balance sheet assets calculated according to RAS and it also does not exceed the threshold set out by the CBR for these purposes.

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

  •
  the transactions contemplate the placement of common stock, or securities convertible into common stock or transactions involving services provided in connection with such placements;

  •
  the transactions constitute transfer of assets within the framework of reorganization, in particular under merger and accession agreements;

  •
  the transactions are mandatory for the company pursuant to Russian law and must be concluded on the basis of fixed prices and tariffs adopted by a competent state body;

  •
  the transactions are public agreements which terms are similar to other public agreements executed by the company;

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

Change in Control

Anti-takeover Protection

        Russian legislation requires the following:

  •
  a person intending to acquire more than 30% of a public joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates)is entitled to make a public tender offer to other holders of such shares or securities convertible into such shares (the "voluntary offer");

  •
  a person that has acquired more than 30% of public joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will be required (except for certain cases) to make, within 35 days of acquiring such shares, a public tender offer in respect of other securities of the same class (the "mandatory offer"). A price for such acquisition shall not be less than a weighted average market price of the relevant securities over the six month period before the filing of the offer with the CBR as described below, if the securities are publicly traded, or on a price determined by an appraiser if the shares have no or less than six month trading history. In any case, the mandatory offer price may not be less than the highest price at which the offeror or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. From the moment of acquisition of more than 30% of the shares until the date the offer was sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote with only 30% of the company's ordinary shares and voting preferred shares (regardless of the size of their actual holdings). These rules also apply to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's issued ordinary shares and voting preferred shares;.

  •
  a person that as a result of a mandatory or voluntary offers becomes (individually or with its affiliates) an owner of more than 95% of the company's ordinary shares and voting preferred shares, (i) must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, or (ii) may require such holders to sell such shares and other securities. The price for such acquisition shall be determined in the manner described in the preceding paragraph but not less than (i) the price of the preceding acquisition of the company's relevant securities under a mandatory or voluntary offer as a result of which the offeror and its affiliates acquired over 95% of the company's ordinary shares and voting preferred shares; or (ii) the highest price at which after the expiration date of an offer the offeror or its affiliates purchased or undertook to purchase the relevant securities;

  •
  acquisitions described above must be accompanied by a bank guarantee, except for an acquisition of a person holding more than 95% of the company's ordinary shares and voting preferred shares the remaining securities of the relevant type upon its request. Moreover, offers and notices regarding acquisitions described above must be filed with the CBR. The CBR may demand amendments to the terms of the offer (including a price) if they are not in compliance with the legislation;

  •
  once a voluntary or mandatory offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who chose to accept such competing offer;

  •
  generally, from the date of voluntary or mandatory offers until 20 days after its expiry the company's corporate governance shall be performed in compliance with the Joint Stock Company rules set out for these purposes. In particular, during that period it shall fall within the company's shareholders' meeting powers to make decisions on charter capital increase by issuance of new securities, approval of interested party and major (as determined for these purposes) transactions, and on certain other significant matters.

        The above rules may be amended by the CBR and it may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

Approval of the FAS

        Pursuant to the Federal Law on Competition, until January 5, 2016, the FAS had to approve in advance acquisitions of voting shares in a company involving (1) companies with a combined value of assets or combined annual revenues calculated under RAS exceeding certain thresholds, or (2) companies included in a register of business entities having more than a 35% share of a certain commodity market or otherwise occupying a dominant position on the market, and which would result in acquisition by a person (or a group of affiliates) of more than 25%, 50% or 75% of voting shares of a joint stock company, or a participation interest according 1/3, 50%, 2/3 of voting rights in a limited liability company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount.

        According to the amendments made by the Federal law No. 275-FZ dated October 5, 2015 starting from January 5, 2016 the regulations in relation to the abovementioned register were repealed and only the combined value of assets or combined annual revenues of the companies involved in the transaction is taken in account. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations."

Strategic Industries Law

        Pursuant to the Strategic Foreign Investment Law, investments resulting in a foreign entity or a group of entities receiving control over a company with strategic importance for the national defense and security of the Russian Federation (a "strategic company") or acquisition of fixed production assets of a strategic company having value of at least 25% of its assets calculated under RAS require prior approval from the state authorities. The procedure for issuing such consent involves a special governmental commission on control of foreign investments, which was established by the Resolution of the Government of Russia dated July 6, 2008 as the body responsible for granting such consents, and the FAS, which is authorized to process applications for consent from foreign investors. For the purposes of the Strategic Foreign Investment Law "control" means an ability to determine, directly or indirectly, decisions taken by a strategic company, whether through voting at the general shareholders' (participants') meeting of the strategic company, participating in the board of directors or management bodies of the strategic company, or acting as the external management organization of the strategic company, or otherwise. As a result, "control" will generally be deemed to exist if an entity or a group of entities acquires more than 50% of the shares (or participation interest in share capital) of a strategic company, or if through a contract or securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a strategic company.

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

        Moreover, the Russian prime minister, who acts as President of the Commission, is entitled to impose an obligation of prior approval in regard of any transaction involving a Russian enterprise, regardless of whether such enterprise operates within a "strategic" industry or not. The decision of the Commission President has to be sent to the investor by the FAS within three business days. Upon receipt the investor will need to file the necessary application with the FAS to obtain approval. Failure to comply will result in penalties set out by the legislation.

        In addition, foreign investors are required to notify the FAS on any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of a strategic company and other transactions or other actions preapproved in accordance with the Strategic Foreign Investment Law.

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

Notification of Foreign Ownership

        Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities (in case the share of direct participation exceeds 10%) within one month following such acquisition. However, the procedure for notifying the Russian tax authorities by foreign companies that are not registered with such tax authorities at the time of their share acquisition remains unclear.

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

Ruble bonds

        On April 3, 2013, we issued exchange-traded Series 1 ruble bond on Moscow Exchange. The bond is worth RUB 10 billion and has a maturity of ten years. Coupons are to be paid semiannually at the rate of 8.25%. Bond holders will have the right under a five-year put option to sell the bonds to us. The proceeds from the bond placement were used for general corporate needs.

        On September 2, 2016, we issued RUB 10 billion exchange-traded Series 2 bonds with a maturity of 15 years and a two year put option on Moscow Exchange. Coupons are to be paid semiannually at the rate of 9.4% per annum. The proceeds from bonds were used for general corporate needs.

        On February 10, 2017 we issued RUB 10 billion exchange-traded bonds with a maturity of 5 years. Coupons are to be paid semiannually at the rate of 9.0% per annum. The proceeds from the bond placement were used for general corporate needs.

        On March 30, 2017, we placed RUB 10 billion exchange-traded bonds with a maturity of 4 years and 8.85% coupon per annum to be paid semiannually. The proceeds from bonds were used for general corporate needs.

        On November 9, 2017 we issued a RUB 15 billion exchange-traded bonds with a maturity of 5 years and 7.70% coupon per annum. The coupon period is 182 days. The proceeds from the bond placement were used for general corporate needs.

        On December 5, 2017 we placed RUB 10 billion exchange-traded bonds with a maturity of one year and 7.70% coupon per annum. Coupons are to be paid semiannually The proceeds from bonds were used for general corporate needs.

Agreement with Apple

        In April 2017, the Group entered into an unconditional purchase agreement with Apple Rus LLC to buy 615 thousand iPhone handsets at list prices at the dates of respective purchases over a period ending June 30, 2019. Pursuant to the agreement the Group is required to incur certain iPhone advertising and promotion costs. As of December 31, 2017 the Group made 44% of its total purchase installment contemplated by the agreement.

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

        Treaty benefits may be potentially available to U.S. tax residents that are not subject to limitations on treaty benefits under the treaty, do not operate through a permanent establishment in Russia and are foreign legal entities (i.e., a legal entity or organization in each case not organized under Russian law) or individuals not considered Russian tax residents under Russian law. Under current Russian law, the Russian tax residency for entities is generally determined based on the place of management of this entity; for individuals is generally determined based on the number of days a person spends in Russia in a 12-month rolling period. Law specifies that an individual present in Russia for an aggregate period of 183 days in any consecutive 12-month period will be considered as a tax resident. Since tax year in Russia is a calendar year the final tax residency status of an individual taxpayer shall still be defined for a whole calendar year by counting the days spent in Russia within that relevant calendar year. Accordingly, to be considered a Russian tax resident, the taxpayer should spend at least 183 days in Russia in a calendar year. The following discussion is based on:

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

Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate. The tax burden may be reduced to 5% or 10% under the United States—Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning 10% or more of the company's voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company's voting shares. Reduced tax rates may apply in case the information, required by the Russian Tax code, is presented to the tax agent fully and in time; otherwise, the tax agent is required to use the baseline tax rate established by the code, or tax rate set by the applicable tax treaty, not taking into account the percentage of share in Charter Capital, the amount of investment, or term of ownership, whichever is appropriate. See also "—United States—Russia Income Tax Treaty Procedures."

        From a practical perspective, it may have not been possible for the depositary to collect the necessary information from all ADS holders and submit the relevant information to the custodian. Therefore, with respect to legal entities or organizations who are U.S. holders, the custodian may be obligated to withhold income tax at a rate of 15% from dividend payments made to the trustee, unless the information on the ADS holder, the respective amount of ADS held and its tax residency is provided to the depositary and thereafter to the custodian within 7 days of the date on which the shareholders entitled to dividend payout are determined according the relevant decision of the general shareholders meeting. The same amendments have also introduced an expedited refund process whereby the information regarding the ADSs not provided to the custodian can be submitted within 25 days of the date of the payment of the dividends to the depositary in order for the custodian to refund the difference between the increased 15% tax rate used and the tax rate the respective ADS holders are entitled to according to their tax residency, however this process is new and not tested and it is unclear how it will work in practice. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund. See "—United States—Russia Income Tax Treaty Procedures."

        If the appropriate information is not provided to the depositary for transfer to the custodian in a timely manner, the custodian may have to withhold tax at the 15% rate, and U.S. holders that are legal entities qualifying for a reduced rate under the United States—Russia income tax treaty then may file claims for a refund within three years with the Russian tax authorities.

        With respect to individuals who are U.S. holders of ADSs and who are Russian tax non-residents, the custodian may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. Similarly to the order applicable to legal entities, reduced tax rates may apply in case the information, required by the Russian Tax Code, is presented to the tax agent fully and in time; otherwise, the tax agent is required to use the baseline tax rate established by the code, or tax rate set by the applicable tax treaty, not taking into account the percentage of share in Charter Capital, the amount of investment, or term of ownership, whichever is appropriate. Where withholding of personal income tax is not performed, individuals who are U.S. holders of ADSs will then be required to submit an annual personal tax return to the Russian tax authorities and pay Russian income tax at a rate of 15% as under Russian law an individual should report on his or her tax liabilities in case the relevant tax was due but not withheld by a tax agent from the relevant payment. When submitting the tax return, individuals who are U.S. holders may claim an application of the reduced rates of withholding tax established by the relevant treaty, provided that the procedures described in "—United States—Russia Income Tax Treaty Procedures" are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome.

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

United States—Russia Income Tax Treaty Procedures

        The Russian Tax Code does not contain a requirement that a non-resident holder that is a legal entity or organization must obtain tax treaty clearance from the Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, a non-resident legal entity or organization seeking to obtain relief from or reduction of Russian withholding tax under a tax treaty must provide to a Russian company or foreign company or organization acting through its Russian registered presence, which is a tax agent (i.e., the entity paying income to a non-resident) a confirmation of its tax treaty residence that complies with the applicable requirements and a Russian translation attached to it in advance of receiving the relevant income. The tax residency confirmation needs to be renewed on an annual basis and provided to the payer of income before the first payment of income in each calendar year. Starting from 2017, in order to benefit from the tax treaty the recipient of passive income has to provide a confirmation that it is the beneficial owner of this income.

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

        In accordance with the Russian Tax Code, to rely on tax treaty benefits, a non-resident holder who is an individual must present to the tax authorities an official document confirming his residency in the home country issued by the competent authorities in his/her country of residence and also other supporting documentation including a statement confirming the income received and the tax paid in the home country, also confirmed by the relevant foreign tax authorities, duly translated and apostilled or pass through a consular legalization. Technically, such a requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence. Therefore, advance relief from or reduction of withholding taxes for individuals will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before any payments are made to individuals. A non-resident holder which is an individual may apply for treaty-based benefits and claim tax refund within three years following the end of the tax period in which the relevant income was received and the tax was withheld.

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

        Recent amendments to the Russian Tax Code have established additional requirements to the reimbursement procedure referred to above, identifying further documents that need to be provided to the tax authorities. These include: 1) a document confirming the rights of the ADS holder to the ADS as of the date on which the shareholders entitled to the dividend payout are set according to the relevant decision of the General shareholders meeting, 2) a document evidencing the actual amount of income received by the ADS holder, 3) a document with information about the custodian that transferred the dividend amounts to the depositary, and 4) documents confirming the ADS holder's compliance with the requirements of the Tax Code and/or the relevant income tax treaty provisions necessary for application of a reduced rate. The above requirements refer not only to ADS, but also to securities in general. In addition to the documents listed above, tax authorities may require more information and documents. Decision on refund is to be taken by the tax authorities within six months. The procedures referred to above are new and no assurance can be given that the custodian will be able to apply the respective double tax treaties when paying dividends to non-resident holders or that ADS holders would be successful in receiving relevant tax refunds.

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

  •
  an S corporation;

  •
  a partnership, a pass-through entity, a person holding ADSs through a partnership or other pass-through entity;

  •
  an expatriate subject to section 877 of the Code;

  •
  a holder that is not a U.S. Holder;

  •
  an investor that has a functional currency other than the U.S. dollar;

  •
  a person subject to special tax accounting rules as a result of any item of gross income with respect to the shares or ADSs being taken into account in an applicable financial statement;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an owner of, directly, indirectly or by attribution, 10% or more of the outstanding shares of our stock (by vote or value); or

  •
  an owner holding ADSs as part of a hedge, straddle, synthetic security or conversion transaction.

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

        The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For United States foreign tax credit purposes, a dividend distribution with respect to the ADSs will be treated as foreign source "passive category income." The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your tax advisors with respect to those rules.

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

F.  Dividends and Paying Agents

        Not applicable.

G.  Statement by Experts

        Not applicable.

H.  Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Information about Mobile TeleSystems is also available on the Internet at www.mtsgsm.com. Information included in our website does not form part of this document.

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

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2017, RUB 28,409 million, or 9.70% of our total indebtedness, excluding capital leases, was variable interest rate debt, while RUB 264,378 million, or 90.30% of our total indebtedness, excluding capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2017.

Contractual Maturity Date as of December 31, 2017:

Indebtedness	Currency	2018	2019	2020	2021	2022	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2017)
	(amounts in millions of RUB)
Variable debt
Citibank	USD	1,717	1,717	1,717	1,717	1,717	2,574	11,159	2.74%
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	USD	7,185	5,750	4,315	—	—	—	17,250	2.99%

Total variable debt		8,902	7,467	6,032	1,717	1,717	2,574	28,409

Weighted average interest rate		2.90%	2.87%	2.83%	2.74%	2.74%	2.74%	2.81%
Fixed-rate notes
MTS PJSC Notes due 2018	RUB	6	—	—	—	—	—	6	10.00%
MTS International Notes due 2020	USD	—	—	17,677	—	—	—	17,677	8.63%
MTS PJSC Notes due 2020	RUB	49	—	—	—	—	—	49	9.25%
MTS International Notes due 2023	USD	—	—	—	—	—	26,257	26,257	5.00%
MTS PJSC Notes due 2022 (V series)	RUB	—	—	—	12	—	—	12	0.25%
MTS PJSC Notes due 2023	RUB	10,000	—	—	—	—	—	10,000	8.25%
MTS PJSC Notes due 2031	RUB	10,000	—	—	—	—	—	10,000	9.40%
MTS PJSC Notes due 2022	RUB	—	—	—	—	10,000	—	10,000	9.00%
MTS PJSC Notes due 2021	RUB	—	—	—	10,000	—	—	10,000	8.85%
MTS PJSC Notes due 2022	RUB	—	—	—	—	15,000	—	15,000	7.70%
MTS PJSC Notes due 2018	RUB	10,000	—	—	—	—	—	10,000	7.70%
Fixed-rate bank loans
Sberbank	RUB	15,000	20,000	5,000	—	—	—	40,000	8.45%
Sberbank	RUB	—	16,667	16,666	16,667	—	—	50,000	9.02%
Sberbank	RUB	10,000	20,000	—	—	—	—	30,000	9.85%
Sberbank	RUB	—	10,000	—	—	—	—	10,000	9.56%
Sberbank	RUB	—	—	20,000	—	—	—	20,000	9.05%
Ekvant	RUB	37	36	36	36	36	66	247	0.00%
ZTE Ukraine	UAH	16	13	5	—	—	—	34	28.00%
ZTE Corporation	USD	50	46	—	—	—	—	96	15.00%
VTB	RUB	—	—	3,500	1,500	—	—	5,000	7.99%
Total fixed debt		55,158	66,762	62,884	28,215	25,036	26,323	264,378

Weighted average interest rate		8.45%	8.39%	8.01%	7.38%	6.56%	4.99%	7.30%

        We would have experienced an additional interest expense of approximately RUB 44 million on an annual basis as a result of a hypothetical increase in variable rates by 1% over the current rate as of December 31, 2017. The rates of EUR and USD as of December 31, 2017 were used in calculations.

        The fair value of our publicly traded fixed-rate notes as of December 31, 2017, ranged from 99.59% to 112.05% of the notional amount. As of December 31, 2017, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 15 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

        We use derivative financial instruments to eliminate the exposure of changes in value of debt obligations. We primarily focus on reducing risk caused by the fluctuations in value for our fixed-rate long-term debt. According to our policy, we have entered into various fixed-to-variable interest rate swap agreements. The table below presents a summary of our fixed-to-variable interest rate swap agreements.

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2017
		(amounts in millions of Rubles)
Fixed-to-variable Interest Rate Swap Agreements
Swap agreement with VTB to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	2,000	(5.2)
Swap agreement with Sberbank to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45%	March 2020	7,000	(42.1)
Swap agreement with BNP Paribas to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	5,000	(13.8)
Swap agreements with Rosbank to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	3,000	(8.2)
Swap agreement with Merill Lynch to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45%	March 2020	3,000	(15.2)

        As of December 31, 2017, approximately 7.9% of our fixed interest rate debt was hedged against risks of changes in value of the debt. We continue to consider other financial instruments available to us to mitigate exposure to debts' value fluctuations.

        We also use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates. We primarily focus on reducing risk caused by the fluctuations in interest rates for our variable-rate long-term debt. According to our policy, we have entered into several cross-currency interest rate swap agreements. These contracts, which hedge the risk of both interest rate and currency fluctuations, assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar-denominated amounts, to be exchanged at specified rates. The rates were determined with reference to the market spot rates upon issuance. These contracts also include an interest rate swap of a variable U.S. dollar-denominated interest rate to a fixed ruble-denominated interest rate. All of our cross-currency interest rate swaps agreements mature in 2019, 2020 and 2024.

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2017
		(amounts in millions of Rubles)
Cross-currency Interest Rate Swap Agreements
Swap agreements with Barclays Bank to pay a fixed rates of 7.3675% to 7.3800% and receive a variable interest rate of 6m LIBOR	September 2020	6,142	2,188
Swap agreements with Merill Lynch to pay a fixed rates of 7.17% and receive a variable interest rate of 6m LIBOR	September 2020	2,300	807
Swap agreements with Sberbank to pay a fixed rates of 7.095% and receive a variable interest rate of 6m LIBOR	September 2020	2,331	812
Swap agreements with Rosbank to pay a fixed rates of 7.253% to 7.2575% and receive a variable interest rate of 6m LIBOR	September 2020	7,673	2,735
Swap agreements with Barclays Bank to pay a fixed rates of 8.115% to 8.295% and receive a variable interest rate of 6m LIBOR	June 2019	5,849	1,222
Swap agreements with HSBC bank Plc to pay a fixed rates of 8.13% and receive a variable interest rate of 6m LIBOR	June 2019	732	154
Swap agreement with VTB bank to pay a fixed rate of 8.2% and receive a variable interest rate of 6m LIBOR	June 2019	2,191	458
Swap agreements with Sberbank to pay a fixed rates of 8.29% to 8.3125% and receive a variable interest rate of 6m LIBOR	June 2024	4,410	(173)
Swap agreements with Rosbank to pay a fixed rates of 7.924% to 8.2965% and receive a variable interest rate of 6m LIBOR	June 2024	8,499	(75)

        As of December 31, 2017, approximately 100% of our variable interest rate debt was hedged against interest rate risks.

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2013	33.47	29.93	31.98	32.73
2014	67.79	32.66	39.34	56.26
2015	72.88	49.18	62.01	72.88
2016	83.59	60.27	66.35	60.66
2017	60.75	55.85	58.10	57.60

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2017	60.74	58.93
August 2017	60.75	58.53
September 2017	58.55	57.00
October 2017	58.32	57.09
November 2017	60.25	58.09
December 2017	59.29	57.45
January 2018	57.60	55.83
February 2018	58.17	55.67
March 2018	57.76	56.37

  Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 27, 2018 was 62.60 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of

Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2012	7.99	7.98	7.99	7.99
2013	7.99	7.99	7.99	7.99
2014	15.85	7.99	12.19	15.77
2015	30.01	15.75	21.81	24.00
2016	27.25	23.27	25.69	27.19
2017	28.07	25.44	26.67	28.07

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
July 2017	26.12	25.82
August 2017	25.90	25.44
September 2017	26.52	25.69
October 2017	26.88	26.43
November 2017	27.01	26.48
December 2017	28.07	27.05
January 2018	28.88	27.89
February 2018	27.89	26.65
March 2018	26.81	25.92

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for April 27, 2018 was 26.23 hryvnias per U.S. dollar.

        We have exposure to fluctuations in the value of the U.S. dollar relative to the Russian ruble, Ukrainian hryvnia, Turkmen manat and Armenian dram which are the functional currencies in our countries of operation. As a result, we may face translation losses, increased debt service payments and increased capital expenditures and operating costs should these currencies depreciate against the U.S. dollar

        A significant part of our capital expenditures, borrowings and certain operating costs (roaming expenses, cost of customer equipment and other costs) are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate, and our U.S. dollar-denominated debt represents our primary future risk of exchange loss in U.S. dollar terms. A decline in the value of the ruble, hryvnia, manat, dram or sum versus the U.S. dollar would result in currency remeasurement losses as the amount of these currencies required to repay U.S. dollar-denominated debt increases. In addition, if any of the ruble, hryvnia, manat or dram declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our revenues and operating margins could be materially adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness and financing our capital expenditures and operating costs.

        A portion of our capital expenditures, borrowings and certain operating costs (roaming expenses, costs of customer equipment and other costs) are also denominated in euros. We currently do not hedge against the risk of decline in the ruble, hryvnia, manat, dram or sum against the euro because settlements denominated in euros are not significant.

        We would experience a currency exchange loss of RUB 447 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 5.0% increase in the ruble/hryvnia/manat/dram/sum to U.S. dollar exchange rate at December 31, 2017. We would experience a currency exchange gain of RUB 830 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 5.0% increase in the ruble/hryvnia/manat/dram to euro exchange rate at December 31, 2017. We are unable to estimate future loss of earnings as a result of such changes.

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

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2017, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and includes those policies and procedures that:

  •
  Pertain to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of our assets:

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

        Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013).

        As a result of management's evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2017 was effective.

        The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited and assessed as effective by independent registered public accounting firm Deloitte & Touche CIS, who has also audited and reported on our consolidated financial statements.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

(c)
Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of Mobile TeleSystems:

        Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of Mobile TeleSystems and subsidiaries (the "Group") as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of Desember 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2017, of the Group and our report dated March 19, 2018 expressed an unqualified opinion on those financial statements.

        Basis for Opinion

        The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Included in the accompanying management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U. S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

        Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ZAO Deloitte & Touche CIS
Moscow, Russia
March 19, 2018

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

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two-year period ended December 31, 2016 and 2017, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS and its affiliates in 2016 and 2017, respectively.

	Year ended December 31,
	2016	2017
	(in thousands of Russian rubles)
Audit Fees	121,580	125,070
Audit-Related Fees	4,564	9,700
Tax Fees	1,461	950
All Other Fees	—	8,290

Total	127,606	144,010

Audit Fees

        The Audit Fees for the years ended December 31, 2017 and 2016 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with IFRS, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with IFRS, statutory audits.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2017 and 2016 mainly included fees for agreed-upon procedures related to audited financial statements and procedures to support ongoing investigations related to our former subsidiary in Uzbekistan, Uzdunrobita.

Tax Fees

        The Tax Fees for the years ended December 31, 2017 and 2016, respectively, include the fees principally related to tax compliance services.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2017.

Item 16D.    Exemption from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any ADSs in the years ended December 31, 2014 and December 31, 2015.

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

        In October 2016, we announced a tender offer (the "First Tender Offer") for repurchase of MTS ordinary shares (including ordinary shares represented by ADSs) for the amount of up to RUB 4,934 million. Also, our subsidiary Stream Digital LLC and Sistema entered into a purchase agreement (the "Sistema Purchase Agreement") pursuant to which Sistema agreed not to tender and sell any shares in the First Tender Offer and instead agreed to sell to us, following completion of the First Tender Offer, a pro rata number of shares of ordinary shares based on the number of shares tendered in the First Tender Offer. As a result of the First Tender Offer in December 2016 our subsidiary, Stream Digital LLC, repurchased 1,509,914 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 0.08% of our issued share capital for RUB 346 million. Simultaneously, Stream Digital LLC repurchased 1,550,495 MTS ordinary shares from Sistema under the Sistema Purchase Agreement representing approximately 0.08% of our issued share capital for RUB 355 million.

        In January 2017, we announced another tender offer (the "Second Tender Offer") for repurchase of MTS ordinary shares (including ordinary shares represented by ADSs) for the amount of up to RUB 4,647 million. Also, our subsidiary Stream Digital LLC and Sistema Finance S.A., a subsidiary of Sistema, entered into a purchase agreement (the "Second Sistema Purchase Agreement") pursuant to which Sistema Finance S.A. together with Sistema and Sistema's affiliated entities agreed not to tender and sell any shares in the Second Tender Offer and instead agreed to sell to us, following completion of the Second Tender Offer, a pro rata number of shares of ordinary shares based on the number of shares purchased in the Second Tender Offer.

        As a result of the Second Tender Offer in March 2017 Stream Digital LLC, repurchased 16,022,364 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 0.8% of our issued share capital for RUB 4,646 million.

        Simultaneously, Stream Digital LLC repurchased 16,038,892 MTS ordinary shares from Sistema Finance S.A. under the Second Sistema Purchase Agreement representing approximately 0.8% of our issued share capital for RUB 4,651 million.

        In September 2017, we launched a share repurchase plan for repurchase of MTS ordinary shares (including ordinary shares represented by ADSs) for an amount up to RUB 20 billion under Rule 10b5-1 and Rule 10b-18 of the Exchange Act (the "Repurchase Plan"). Also, we entered into a sale and repurchase agreement with Sistema Finance S.A., a subsidiary of Sistema, to acquire any number of shares proportional to any shares acquired from the market under the Repurchase Plan. The Repurchase Plan is carried out by our subsidiary Stream Digital LLC.

        As a result of the Repurchase Plan by the end of 2017 Stream Digital LLC repurchased 43,647,128 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 2.2% of our issued share capital for RUB 12,475 million.

        During the first quarter of 2018 Stream Digital LLC repurchased 25,397,204 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 1.3% of our issued share capital for RUB 7,354 million.

        In March 2018, our wholly owned subsidiary Bastion LLC repurchased 1,400,000 MTS ordinary shares representing approximately 0.07% of our issued share capital in order to accomplish MTS management long-term motivation program.

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017, 2016 AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:
Consolidated statement of financial position as of December 31, 2017 and 2016	F-3 - F-4
Consolidated statement of profit or loss for the years ended December 31, 2017, 2016 and 2015	F-5
Consolidated statements of comprehensive income for the years ended December 31, 2017, 2016 and 2015	F-6
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2017, 2016 and 2015	F-7 - F-8
Consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015	F-9 - F-10
Notes to the consolidated financial statements	F-11 - F-85

Item 19.    Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems PJSC, restated version No. 13, as approved by the General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 23, 2016 (English translation) is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.*
1.2
Alterations and Amendments No. 1 to the Charter of Mobile TeleSystems PJSC (Version No. 13), as approved by General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 23, 2016 (English translation) is incorporated herein by reference to Exhibit 1.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
1.3
Alterations and Amendments No. 2 to the Charter of Mobile TeleSystems PJSC (Version No. 13), as approved by General Meeting of Shareholders of Mobile TeleSystems PJSC held on September 29, 2017 (English translation).
1.4
Alterations and Amendments No. 3 to the Charter of Mobile TeleSystems PJSC (Version No. 13), as approved by General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 29, 2017 (English translation).
1.5	Code of Corporate Conduct and Business Ethics of Mobile TeleSystems OJSC approved by the Board of Directors of Mobile TeleSystems OJSC on February 13, 2014 (English translation).
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
2.6
Listing Prospectus of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated March 5, 2013 (English translations) is incorporated herein by reference to Exhibit 2.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
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
4.4
MTS License No. 86435 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Ulyanovsk Region (English translation) is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.5
MTS License No. 86436 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Penza Region (English translation) is incorporated herein by reference to Exhibit 4.29 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.6
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

Exhibits No.	Description
4.10	MTS License No. 108060 for provision of telecommunication services for provision of communication channels in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.51 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.13
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

Exhibits No.	Description
4.19	MTS License No. 110869 for provision of intra-zone telephone communication services in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.101 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.26	MGTS License No. 154857 for provision of mobile radio services in the territory of the Moscow region, Moscow (English translation).
4.27
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

Exhibits No.	Description
4.28	MTS License No. 113543 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.127 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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

Exhibits No.	Description
4.37	MTS License No. 114628 for provision of intra-zone telephone communication services in the territory of the Karelia Republic (English translation) is incorporated herein by reference to Exhibit 4.141 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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

Exhibits No.	Description
4.46	MTS License No. 117820 for provision of data communication services for the purposes of voice data communication in the territory of the Omsk region (English translation) is incorporated herein by reference to Exhibit 4.156 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.53
MTS License No. 118159 for provision of telematic communication services in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.187 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.54
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

Exhibits No.	Description
4.55	Sibintertelecom CJSC License No. 119280 (GSM-900/1800 networks) for provision of mobile radio telephone services in the territory of Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.188 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.56
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
4.57
MTS License No. 119985 for provision of communication services for the purpose of broadcasting in the territory of the Chukotsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.172 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.58
MTS License No. 120614 (GSM-900/1800 networks) for provision of mobile radio telephone services in the territory of the Adygea Republic (English translation) is incorporated herein by reference to Exhibit 4.168 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.59
MTS License No. 121166 for provision of mobile radio telephone services in the territory of Moscow, the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.169 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.60
MTS License No. 122267 for provision of data transmission services for the purpose of voice transmission in the territory of the Tver region (English translation) is incorporated herein by reference to Exhibit 4.126 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.61
MTS License No. 122268 for provision of communication services for the purpose of cable broadcasting in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.173 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.62
MTS License No. 122269 for provision of intrazonal telephone communication services in the territory of the Ivanovo region (English translation) is incorporated herein by reference to Exhibit 4.124 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.63
MTS License No. 122553 for provision of mobile radio telephone services in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.156 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.64	MTS License No. 122554 for provision of mobile radio telephone services in the territory of the Stavropol Territory (English translation) is incorporated herein by reference to Exhibit 4.158 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.65
MTS License No. 122560 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.163 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.66
MTS License No. 122568 for provision of mobile radio telephone services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.144 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.67
MTS License No. 122569 for provision of mobile radio telephone services (GSM-900/1800 network) in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.149 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.68
City Telecom CJSC License No. 122706 for provision of data communication services for voice transmission in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.220 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.69
MTS License No. 122730 for provision of data transmission services for the purpose of voice transmission in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.131 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.70
MTS License No. 122731 for provision of data transmission services for the purpose of voice transmission in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.143 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
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

Exhibits No.	Description
4.73	MTS License No. 123658 for provision of intrazonal telephone communication services (GSM-900/1800 network) in the territory of the Nizny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.147 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
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
4.83
MTS License No. 127169 for provision of telematic communication services in the territory of the Khabarovsk Territory (English translation)is incorporated herein by reference to Exhibit 4.288 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.84
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
4.85
MTS License No. 127171 for provision of communications services for the provision of communication channels in the territory of the Primorye Territory (English translation) is incorporated herein by reference to Exhibit 4.280 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.86
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

Exhibits No.	Description
4.87	MTS License No. 127678 for provision of telematic communication services in the territory of the Stavropol Territory (English translation) is incorporated herein by reference to Exhibit 4.291 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.88
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
4.89
MTS License No. 127680 for provision of telematic communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.290 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.90
MTS License No. 127681 for provision of telematic communication services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.287 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.91
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
4.92
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
4.93
MTS License No. 127684 for provision of telematic communication services in the territory of the Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.292 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.94
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
4.95
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

Exhibits No.	Description
4.96	MTS License No. 127687 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.270 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.97
MTS License No. 127688 for provision of telematic communication services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.278 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.98
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
4.99
MTS License No. 127698 for provision of intrazonal telephone communication services in the territory of the Moscow region, Moscow (English translation) is incorporated herein by reference to Exhibit 4.302 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.100
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
4.101
MTS License No. 128518 for provision of telematic communication services in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.274 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.102
MTS License No. 128519 for provision of telematic communication services in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.248 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.103
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
4.104
MTS License No. 128521 for provision of telematic communication services in the territory of the Republic of Tuva (English translation) is incorporated herein by reference to Exhibit 4.279 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.105	MTS License No. 128522 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.275 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.106
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
4.107
MTS License No. 128525 for provision of telematic communication services in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.277 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.108
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
4.110
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

Exhibits No.	Description
4.114	MTS License No. 128534 for provision of data transmission services, except for data transmission services for the purpose of voice transmission Republic of Altai (English translation) is incorporated herein by reference to Exhibit 4.268 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.117
MTS License No. 129415 for provision of communication services for the purpose of wire broadcasting in the territory of the Perm Territory (English translation) is incorporated herein by reference to Exhibit 4.266 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.118
Sputnikovoe TV LLC License No. 129794 for provision of communication channel provision services for voice transmission in the territory of Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.222 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.119
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

Exhibits No.	Description
4.123	MTS License No. 129946 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Kaluga region (English translation) is incorporated herein by reference to Exhibit 4.306 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.127
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
4.129
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

Exhibits No.	Description
4.132	MTS License No. 129955 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.243 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.135
MTS License No. 130201 for provision of mobile radio telephone services in the territory of the Udmurt Republic, the Perm Territory, the Kirov region, the Kurgan region, the Orenburg region, the Sverdlovsk region, the Tyumen region, the Chelyabinsk region, the Khanty Mansiysk Autonomous region—Yugra the YamaloNenetks Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.244 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.136
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

Exhibits No.	Description
4.140	MTS License No. 130986 for provision of communications services for the provision of communication channels in the territory of the Sakhalin region (English translation) is incorporated herein by reference to Exhibit 4.240 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.145
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

Exhibits No.	Description
4.148	MTS License No. 131722 for provision of mobile radio telephone services in the territory of the Altai Territory (English translation) is incorporated herein by reference to Exhibit 4.297 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.149
MTS License No. 134506 for provision of communications services for the provision of communication channels in the territory of the Vladimir region, the Kaluga region, the Pskov region, the Ryazan region, the Smolensk region, the Tula region (English translation) is incorporated herein by reference to Exhibit 4.224 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.154
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

Exhibits No.	Description
4.156	MTS License No. 131774 for provision of mobile radio telephone services in the territory of the Belgorod region, the Bryansk region, the Vladimir region, the Voronezh region, the Ivanovo region, the Kaluga region, the Kostroma region, the Vladimir region, the Kursk region, the Lipetsk region, the Nizhniiy Novgorod region, the Orel region, the Ryazan, the Smolensk region, the Tambov region, the Tver region, the Tula region, the Yaroslavl region (English translation) is incorporated herein by reference to Exhibit 4.296 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.161
MTS License No. 135506 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.227 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F is incorporated herein by reference to Exhibit 4.227 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.162
MTS License No. 135956 for provision of intrazonal telephone communication services in the territory of the Perm Territory (English translation) is incorporated herein by reference to Exhibit 4.305 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.163	MTS License No. 135957 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Primorsky Territory (English translation) is incorporated herein by reference to Exhibit 4.228 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.164
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
4.173
MTS License No. 135967 for provision of intrazonal telephone communication services in the territory of the Chelyabinsk Region (English translation) is incorporated herein by reference to Exhibit 4.204 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.179
MGTS License No. 137355 for provision of data transmission services for cable broadcasting in the territory of the Moscow Region (English translation) is incorporated herein by reference to Exhibit 4.230 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.180
MGTS License No. 137356 for provision of data transmission services for cable broadcasting in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.231 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.181	MTS License No. 137565 for provision of data transmission services for the purpose of voice transmission in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.202 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.185
Teleservice JSC License No. 138177 for provision of telecommunication servises for cabe broadcasting in the territory of the Voronezh Region (English translation) is incorporated herein by reference to Exhibit 4.232 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.186
MTS License No. 138258 for provision of for provision of telematic communication services in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.195 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.187
MTS License No. 138260 for provision of data transmission services for the purpose of voice transmission in the territory of the Republic of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.233 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.188
MTS License No. 138261 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Rostov Region (English translation) is incorporated herein by reference to Exhibit 4.234 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.189	MTS License No. 138262 for provision of communications services for the provision of communication channels in the territory of the Udmurt Republic, Perm Territory, Amur region, the Kurgan region, the Orenburg region, the Sverdlovsk region, the Tambov region, the Tumen region, the Chelyabinsk region, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.197 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.190
MTS License No. 138952 for provision of intra-area telephone communication services in the territory of the Ryazan Region (English translation) is incorporated herein by reference to Exhibit 4.236 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.191
MTS License No 138953for provision of telecommunication services for wired radio broadcasting in the territory of the Sverdlovsk Region (English translation) is incorporated herein by reference to Exhibit 4.237 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.192
MTS License No. 138956 for provision of mobile radio communication services in the allocated telecommunications network in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation) is incorporated herein by reference to Exhibit 4.238 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.193
MTS License No. 140009 for provision of local telecommunication services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Sverdlovsk Region (English translation) is incorporated herein by reference to Exhibit 4.239 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.194
MTS License No. 140458 for provision of local telecommunication services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.240 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.195
MTS License No. 140459 for provision of telematic communication services in the territory of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.241 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.196
MTS License No. 141520 for provision of mobile radio telephone communication services in the territory of the Republic of Tuva (English translation) is incorporated herein by reference to Exhibit 4.243 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.197	MTS License No. 141521 for provision of mobile radio telephone communication services in the territory of the Republic Altai (English translation) is incorporated herein by reference to Exhibit 4.244 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.198
MTS License No. 142343 for provision of mobile radio telephone communication services in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.245 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.199
MTS License No. 142344 for provision of data communication services, except for data communication services for voice transmissions in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.246 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.200
MTS License No. 142345 for provision of data communication services for voice transmissions in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.247 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.201
MTS License No. 142346 for provision of telematic communication services in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and sevastopol (English translation) is incorporated herein by reference to Exhibit 4.248 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.202
MTS License No. 144269 for provision of mobile radio telephone communication services in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.250 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.203
MTS License No. 144270 for provision of mobile radio telephone communication services in the territory of the Republic of North Ossetia-Alania (English translation) is incorporated herein by reference to Exhibit 4.251 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.204
MTS License No. 145056 for provision of telematic communication services in the territory of the Republic of Karelia, Arkhangelsk Region, Vologda Region, Kaliningrad Region, Leningrad Region, Murmansk Region, Novgorod Region, Saint Petersburg, Nenets Autonomous District (English translation) is incorporated herein by reference to Exhibit 4.252 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.205	MTS License No. 145058 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Orenburg Region (English translation) is incorporated herein by reference to Exhibit 4.254 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.206
MTS License No. 145059 for provision of mobile radio telephone communication services in the territory of the Volgograd Region (English translation) is incorporated herein by reference to Exhibit 4.255 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.207
MTS License No. 145060 for provision of intra-area telephone communication services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.256 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.208
MTS License No. 145447 for provision of intra-area telephone communication services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.257 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.209
MTS License No. 145493 for provision of telematic communication services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.258 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.210
MTS License No. 146066 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.259 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.211
MTS License No. 146067 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Krasnodar Territory (English translation) is incorporated herein by reference to Exhibit 4.260 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.212
MTS License No. 146068 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Ivanovo Region (English translation) is incorporated herein by reference to Exhibit 4.261 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.213	MTS License No. 146069 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Irkutsk Region, except for the Ust-Ordyn Buryat Autonomus District (English translation) is incorporated herein by reference to Exhibit 4.262 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.214
MTS License No. 146069 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Primorsky Territory (English translation) is incorporated herein by reference to Exhibit 4.263 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.215
MTS License No. 146071 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Novosibirsk Region (English translation) is incorporated herein by reference to Exhibit 4.264 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.216
MTS License No. 146072 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Orenburg Region (English translation) is incorporated herein by reference to Exhibit 4.265 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.217
MTS License No. 146073 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Altai Territory (English translation) is incorporated herein by reference to Exhibit 4.266 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.218
MTS License No. 146074 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Chelyabinsk Region (English translation) is incorporated herein by reference to Exhibit 4.267 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.219
MTS License No. 146075 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Nizhny Novgorod Region (English translation) is incorporated herein by reference to Exhibit 4.268 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.220	MTS License No. 146076 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Republic of Sakha (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.269 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.221
MTS License No. 146077 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Yaroslavl Region (English translation) is incorporated herein by reference to Exhibit 4.270 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.222
MTS License No. 146078 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Perm Territory (English translation) is incorporated herein by reference to Exhibit 4.271 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.223
MTS License No. 146079 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Republic of Komi (English translation) is incorporated herein by reference to Exhibit 4.272 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.224
MTS License No. 146080 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Astrakhan Region (English translation) is incorporated herein by reference to Exhibit 4.273 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.225
MTS License No. 146081 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Sakhalin Region (English translation) is incorporated herein by reference to Exhibit 4.274 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.226
MTS License No. 146082 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Republic of Tatarstan (English translation) is incorporated herein by reference to Exhibit 4.275 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.227	MTS License No. 146083 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Khanty-Mansijsk Autonomus District-Yugra (English translation) is incorporated herein by reference to Exhibit 4.276 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.228
MTS License No. 146084 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Rostov Region (English translation) is incorporated herein by reference to Exhibit 4.277 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.229
MTS License No. 146085 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Volgograd Region (English translation) is incorporated herein by reference to Exhibit 4.278 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.230
MTS License No. 146086 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Kurgan Region (English translation) is incorporated herein by reference to Exhibit 4.279 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.231
MTS License No. 146087 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Krasnoyarsk Territory, except for the Evenk Autonomous District (English translation) is incorporated herein by reference to Exhibit 4.280 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.232
MTS License No. 146088 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.281 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.233
MTS License No. 146089 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Kirov Region (English translation) is incorporated herein by reference to Exhibit 4.282 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.234	MTS License No. 146090 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Samara Region (English translation) is incorporated herein by reference to Exhibit 4.283 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.235
MTS License No. 146091 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.284 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.236
MTS License No. 146092 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Amur Region (English translation) is incorporated herein by reference to Exhibit 4.285 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.237
MTS License No. 146093 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Moscow Region (English translation) is incorporated herein by reference to Exhibit 4.286 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.238
MTS License No. 146094 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tomsk Region (English translation) is incorporated herein by reference to Exhibit 4.287 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.239
MTS License No. 147352 for provision of telematic communications services in the territory of the Altai Territorry (English translation) is incorporated herein by reference to Exhibit 4.288 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.240
MTS License No. 147353 for provision of mobile radio telephone communications services in the territory of the Moscow Region and Moscow (English translation) is incorporated herein by reference to Exhibit 4.289 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.241
MTS License No. 147354 for provision of intra-area telephone communications services in the territory of the Leningrad Region (English translation) is incorporated herein by reference to Exhibit 4.290 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.242	MTS License No. 147355 for provision of intra-area telephone communications services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.291 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.243
MTS License No. 147356 for provision of mobile radio telephone communications services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.292 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.244
MTS License No. 147357 for provision of communications channel provision services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.293 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.245
MTS License No. 149715 for provision of telecommunications services for wired radio broadcasting in the territory of the Kirov Region (English translation) is incorporated herein by reference to Exhibit 4.295 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.246
MTS License No. 149828 for provision of mobile radio telephone communication services in the territory of the Kemerovo Region (English translation) is incorporated herein by reference to Exhibit 4.296 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.247
MTS License No. 149829 for provision of mobile radio telephone communication services in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.297 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.248
MTS License No. 149830 for provision of mobile radio telephone communication services in the territory of the Chuvash Republic- Chuvashia (English translation) is incorporated herein by reference to Exhibit 4.298 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.249
MTS License No. 149831 for provision of mobile radio telephone communication services in the territory of the Karachay-Cherkess Republic (English translation) is incorporated herein by reference to Exhibit 4.299 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.250
MTS License No. 149832 for provision of mobile radio telephone communication services in the territory of the Republic of Altai (English translation) is incorporated herein by reference to Exhibit 4.300 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.251	MTS License No. 152165 for provision of telecommunication services for the purpose of wired radio brodcasting servises in the territory of the Rostov Region (English translation) is incorporated herein by reference to Exhibit 4.308 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.252
MGTS License No. 112630 for provision of mobile radio telephone services in the territory of Moscow, the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.179 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20 F.
4.253
Vodafone Ukraine License No. 813 for provision of services of mobile telephone communications with the right of maintenance and operation of telecommunication networks and provision for use of telecommunication channels in the territory of the Ukraine (English translation).
4.254
Vodafone Ukraine License No. 815 for provision of services of mobile telephone communications with the right of maintenance and operation of telecommunication networks and provision for use of telecommunication channels in the entire territory of Ukraine in accordance with the License Terms in the territory of the Ukraine (English translation).
4.255
MTS License No. 159601 for provision of communication channels in the territory of the Republic of Ingushetia, Kabardino-Balkar Republic, Karachay-Cherkess Republic, Volgograd Region (English translation).
4.256	MTS License No. 101246 for provision of telematic communication services in the territory of the Russian Federation (English translation).
4.257	MTS License No. 101247 for provision of mobile radio telephone communication services in the territory of the Asian Russia (English translation).
4.258
MTS License No. 101248 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of the Russian Federation (English translation).
4.259	MTS License No. 104893 for provision of local, international and intercity phone communication service in the territory of the Russian Federation (English translation).
4.260	MTS License No. 120894 for provision of mobile radio telephone communication services in the territory of the KabardinoBalkar Republic (English translation).
4.261	MTS License No. 120895 for provision of mobile radio telephone communication services in the territory of the Chechen Republic (English translation).
4.262	MTS License No. 122563 for provision of mobile radio telephone communication services in the territory of the Dagestan Republic (English translation).
4.263	MGTS License No. 131496 for provision of communication channel provision services in the territory of the Moscow, Moscow region (English translation).
4.264	MTS License No. 131717 for provision of telematic communication services in the territory of the Chuvashia Republic, Mordovia Republic (English translation).
4.265	Sibintertelecom CJSC License No. 132674 for provision of telematic communication services in the territory of the Zabaykalsky Territory (English translation).

Exhibits No.	Description
4.266	Sibintertelecom CJSC License No. 132676 for provision of data communication services, except for data communication services for voice transmission in the territory of the Zabaykalsky Territory (English translation).
4.267
Teleservice JSC License No. 135893 for provision of data communication services, except for data communication services for voice transmission in the territory of the Voronezh region (English translation).
4.268	Teleservice JSC License No. 135894 for provision of telematic communication services in the territory of the Voronezh region (English translation).
4.269	MGTS License No. 146656 for provision of data communication services for voice transmission in the territory of the Moscow region (English translation).
4.270	MTS License No. 148175 for provision of mobile radio telephone communication services in the territory of the Novosibirsk region (English translation).
4.271
MTS License No. 148176 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Altai Republic (English translation).
4.272
MTS License No. 159600 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the the Mari El Republic.
4.273
MTS License No. 159599 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Chuvash Republic—Chuvashia (English translation).
4.274
MTS License No. 159602 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the the Republic of Buryatia (English translation).
4.275	MTS License No. 148177 for provision of mobile radio telephone communication services in the territory of the Mari El Republic (English translation).
4.276	Bashkortostan Cellular Communication JSC License No. 148586 for provision of communication channel provision services in the territory of the Bashkortostan Republic (English translation).
4.277	MTS License No. 149146 for provision of data communication services for voice transmission in the territory of the Kaliningrad region (English translation).
4.278	MTS License No. 149147 for provision of communication channel provision services in the territory of the Kaliningrad region (English translation).
4.279	MTS License No. 149148 for provision of data communication services for voice transmission in the territory of the Mari El Republic (English translation).
4.280	MTS License No. 149149 for provision of data communication services for voice transmission in the territory of the Severnaya Osetia Alania Republic (English translation).
4.281	MTS License No. 149150 for provision of data communication services for voice transmission in the territory of the Tomsk region (English translation).
4.282	MTS License No. 149151 for provision of data communication services for voice transmission in the territory of the Komi Republic (English translation).

Exhibits No.	Description
4.283	MTS License No. 149152 for provision of data communication services for voice transmission in the territory of the Kirov region (English translation).
4.284	MTS License No. 149153 for provision of data communication services for voice transmission in the territory of the Murmansk region (English translation).
4.285	MTS License No. 149154 for provision of data communication services for voice transmission in the territory of the Stavropol territory (English translation).
4.286	MTS License No. 149155 for provision of data communication services for voice transmission in the territory of the Penza region (English translation).
4.287	MTS License No. 149156 for provision of data communication services for voice transmission in the territory of the Buryatiya Republic (English translation).
4.288	MTS License No. 149157 for provision of data communication services for voice transmission in the territory of the Chechen Republic (English translation).
4.289	MTS License No. 149158 for provision of data communication services for voice transmission in the territory of the Mordovia Republic (English translation).
4.290	MTS License No. 149159 for provision of data communication services for voice transmission in the territory of the KarachaevoCherkesia Republic (English translation).
4.291	MTS License No. 149160 for provision of data communication services for voice transmission in the territory of the Ingushetia Republic (English translation).
4.292	MTS License No. 149161 for provision of data communication services for voice transmission in the territory of the Altaisk territory (English translation).
4.293	MTS License No. 149162 for provision of data communication services for voice transmission in the territory of the Kalmykia Republic (English translation).
4.294	MTS License No. 149163 for provision of data communication services for voice transmission in the territory of the KabardinoBalkar Republic (English translation).
4.295	MTS License No. 149164 for provision of data communication services for voice transmission in the territory of the Adygeya Republic (English translation).
4.296	MTS License No. 149165 for provision of data communication services for voice transmission in the territory of the Saratov region (English translation).
4.297	MTS License No. 149166 for provision of data communication services for voice transmission in the territory of the Chelyabinsk region (English translation).
4.298	MTS License No. 149167 for provision of data communication services for voice transmission in the territory of the Karelia Republic (English translation).
4.299	MTS License No. 149168 for provision of data communication services for voice transmission in the territory of the Ulyanovsk region (English translation).
4.300	MTS License No. 149169 for provision of data communication services for voice transmission in the territory of the Kurgan region (English translation).
4.301	MTS License No. 149170 for provision of data communication services for voice transmission in the territory of the Khabarovsk Territory (English translation).

Exhibits No.	Description
4.302	MTS License No. 149171 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Ulyanovsk region (English translation).
4.303	MTS License No. 149172 for provision of data communication services for voice transmission in the territory of the Tyva Republic (English translation).
4.304
MTS License No. 149173 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Bashkortostan Republic (English translation).
4.305
MTS License No. 149174 for provision of communication channel provision services in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region (English translation).
4.306	MTS License No. 149175 for provision of data communication services for voice transmission in the territory of the Kostroma region (English translation).
4.307	MTS License No. 149176 for provision of data communication services for voice transmission in the territory of the Altai Republic (English translation).
4.308	MTS License No. 149177 for provision of data communication services for voice transmission in the territory of the Pskov region (English translation).
4.309	MTS License No. 149178 for provision of data communication services for voice transmission in the territory of the Amur region (English translation).
4.310	MTS License No. 149179 for provision of data communication services for voice transmission in the territory of the Dagestan Republic (English translation).
4.311
MTS License No. 149180 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tambov region (English translation).
4.312	MTS License No. 149181 for provision of data communication services for voice transmission in the territory of the Kamchatka region (English translation).
4.313	MTS License No. 149182 for provision of data communication services for voice transmission in the territory of the Orenburg region (English translation).
4.314	MTS License No. 149183 for provision of data communication services for voice transmission in the territory of the Sakha Republic (Yakutia) (English translation).
4.315	MTS License No. 149184 for provision of data communication services for voice transmission in the territory of the Khakassiya Republic (English translation).
4.316	MTS License No. 149185 for provision of data communication services for voice transmission in the territory of the Zabaykalsky Territory (English translation).
4.317	MTS License No. 149186 for provision of data communication services for voice transmission in the territory of the Chuvashia Republic (English translation).
4.318	MTS License No. 149187 for provision of data communication services for voice transmission in the territory of the Vologda region (English translation).
4.319	MTS License No. 149188 for provision of data communication services for voice transmission in the territory of the Magadan region (English translation).

Exhibits No.	Description
4.320	MTS License No. 149644 for provision of intra-area telephone communications services in the territory of the Orenburg region (English translation).
4.321	MTS License No. 149645 for provision of intra-area telephone communications services in the territory of the Sverdlovsk region (English translation).
4.322	MTS License No. 149647 for provision of intra-area telephone communications services in the territory of the Khabarovsk Territory (English translation).
4.323	MTS License No. 149648 for provision of intra-area telephone communications services in the territory of the Primorsky Territory (English translation).
4.324	MTS License No. 149649 for provision of intra-area telephone communications services in the territory of the Penza region (English translation).
4.325	MTS License No. 149650 for provision of intra-area telephone communications services in the territory of the Udmurt Republic (English translation).
4.326	MTS License No. 101245 for provision of data communication services for the purposes of voice data communication in the territory of the Russian Federation (English translation).
4.327	MTS License No. 149653 for provision of intra-area telephone communications services in the territory of the Kirov region (English translation).
4.328	MTS License No. 149654 for provision of intra-area telephone communications services in the territory of the Saratov region (English translation).
4.329
Bashkortostan Cellular Communication JSC License No. 149986 for provision of data communication services, except for data communication services for voice transmission in the territory of the Bashkortostan Republic (English translation).
4.330
MTS License No. 150052 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region (English translation).
4.331	MTS License No. 150053 for provision of data communication services, except for data communication services for voice transmission in the territory of the Amur region (English translation).
4.332
MTS License No. 150054 for provision of data communication services, except for data communication services for voice transmission in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic , Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region (English translation).
4.333	MTS License No. 150055 for provision of data communication services, except for data communication services for voice transmission in the territory of the Orenburg region (English translation).
4.334	MTS License No. 150056 for provision of data communication services, except for data communication services for voice transmission in the territory of the Moscow, Moscow region (English translation).
4.335
MTS License No. 150057 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Penza region (English translation).

Exhibits No.	Description
4.336	MTS License No. 150058 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Moscow region (English translation).
4.337
MTS License No. 150059 for provision of data communication services, except for data communication services for voice transmission in the territory of the Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region (English translation).
4.338
MTS License No. 150060 for provision of data communication services, except for data communication services for voice transmission in the territory of the Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region (English translation).
4.339	MTS License No. 150061 for provision of data communication services for voice transmission in the territory of the Moscow (English translation).
4.340
MTS License No. 150062 for provision of data communication services, except for data communication services for voice transmission in the territory of the Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region (English translation).
4.341
MTS License No. 150063 for provision of data communication services, except for data communication services for voice transmission in the territory of the Kirov region, Nizhny Novgorod region, Udmurt Republic (English translation).
4.342
MTS License No. 150064 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Moscow (English translation).
4.343	MTS License No. 151715 for provision of lLocal telecommunications services via coin-box telephones in the territory of the Moscow (English translation).
4.344	Bashkortostan Cellular Communication JSC License No. 152011 for provision of telematic communication services in the territory of the Bashkortostan Republic (English translation).
4.345	MTS License No. 152080 for provision of communication channel provision services in the territory of the Magadan region (English translation).
4.346	MTS License No. 152081 for provision of telematic communication services in the territory of the Altai Republic (English translation).
4.347	MTS License No. 152082 for provision of communication channel provision services in the territory of the Irkutsk region (English translation).
4.348	MTS License No. 152083 for provision of communication channel provision services in the territory of the Dagestan Republic (English translation).
4.349	MTS License No. 152084 for provision of communication channel provision services in the territory of the Kamchatka region (English translation).
4.350	MTS License No. 152085 for provision of mobile radio telephone communication services in the territory of the Krasnodar territory (English translation).

Exhibits No.	Description
4.351	MTS License No. 152516 for provision of mobile radio telephone communication services in the territory of the Tatarstan Republic (English translation).
4.352
MTS License No. 152517 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Dagestan Republic (English translation).
4.353
MTS License No. 152518 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Severnaya Osetia Alania Republic (English translation).
4.354	MTS License No. 152519 for provision of mobile radio telephone communication services in the territory of the Asian Russia (English translation).
4.355	MTS License No. 153738 for provision of data communication services for voice transmission in the territory of the Krasnodar territory (English translation).
4.356	MTS License No. 153739 for provision of mobile radio telephone communication services in the territory of the Saratov region (English translation).
4.357	MTS License No. 153995 for provision of telecommunications services for wired radio broadcasting in the territory of the Nizhny Novgorod region (English translation).
4.358
Bashkortostan Cellular Communication JSC License No. 154205 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Bashkortostan Republic (English translation).
4.359	MTS License No. 154791 for provision of mobile radio telephone communication services in the territory of the Bashkortostan Republic (English translation).
4.360	MTS License No. 154792 for provision of mobile radio communication services in the public communications network in the territory of the Rostov region (English translation).
4.361	MTS License No. 154793 for provision of mobile radio telephone communication services in the territory of the Komi Republic (English translation).
4.362
MTS License No. 154794 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tyumen region, YamaloNenetsk Autonomous region (English translation).
4.363	MTS License No. 154987 for provision of mobile radio telephone communication services in the territory of the KabardinoBalkar Republic (English translation).
4.364	MTS License No. 154988 for provision of mobile radio telephone communication services in the territory of the Ingushetia Republic (English translation).
4.365	City Telecom CJSC License No. 155379 for provision of communication channel provision services in the territory of the Moscow (English translation).
4.366	City Telecom CJSC License No. 155380 for provision of data communication services, except for data communication services for voice in the territory of the Moscow (English translation).
4.367
City Telecom CJSC License No. 155381 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Moscow (English translation).

Exhibits No.	Description
4.368	City Telecom CJSC License No. 155382 for provision of telematic communication services in the territory of the Moscow (English translation).
4.369
MTS License No. 155415 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Orel region, Voronezh region (English translation).
4.370	MTS License No. 155416 for provision of intra-area telephone communications services in the territory of the Orel region (English translation).
4.371	MTS License No. 156543 for provision of telecommunications services for wired radio broadcasting in the territory of the Volgograd region (English translation).
4.372	MTS License No. 156887 for provision of data communication services, except for data communication services for voice transmission in the territory of the Chechen Republic (English translation).
4.373
MTS License No. 156888 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Kaliningrad region (English translation).
4.374	MTS License No. 156889 for provision of telematic communication services in the territory of the Chechen Republic (English translation).
4.375	MTS License No. 156890 for provision of mobile radio telephone communication services in the territory of the Samara region (English translation).
4.376	MTS License No. 157431 for provision of intra-area telephone communications services in the territory of the Tver region (English translation).
4.377	MTS License No. 157598 for provision of mobile radio telephone communication services in the territory of the Leningrad region (English translation).
4.378	Bashkortostan Cellular Communication JSC License No. 157868 for provision of mobile radio telephone communication services in the territory of the Bashkortostan Republic (English translation).
4.379
MTS License No. 142343 for provision of mobile radio telephone communication services in the territory of the Russian Federation, except for Moscow, Moscow Region, Republic of Crimea and Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.245 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.380	MTS License No. 158896 for provision of intra-area telephone communications services in the territory of the Novosibirsk region (English translation).
4.381	MTS License No. 158897 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Udmurt Republic (English translation).
4.382	MTS License No. 158898 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Perm region (English translation).
4.383	MTS License No. 158899 for provision of intra-area telephone communications services in the territory of the Altaisk territory (English translation).

Exhibits No.	Description
4.384	MTS License No. 158900 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Smolensk region (English translation).
4.385
MTS License No. 158901 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Belgorod region, Bryansk region, Kursk region, Lipetsk region (English translation).
4.386	MTS License No. 158902 for provision of intra-area telephone communications services in the territory of the Krasnoyarsk Territory (English translation).
4.387
MTS License No. 158903 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tver region (English translation).
4.388	MTS License No. 158904 for provision of intra-area telephone communications services in the territory of the Tomsk region (English translation).
4.389	MTS License No. 159365 for provision of mobile radio telephone communication services in the territory of the Amur region (English translation).
4.390	MTS License No. 159593 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Nenetsk Autonomous region (English translation).
4.391	MTS License No. 159594 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Ryazan region, Vladimir region (English translation).
4.392
MTS License No. 159595 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Khanty Mansiysk Autonomous region, Sverdlovsk region (English translation).
4.393
MTS License No. 159596 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Chukotsk Autonomous region, Jewish Autonomous region (English translation).
4.394	MTS License No. 159598 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Tatarstan Republic (English translation).
4.395	MTS License No. 159702 for provision of telecommunications services for wired radio broadcasting in the territory of the Penza region (English translation).
4.396	MTS License No. 160629 for provision of intra-area telephone communications services in the territory of the Khanty Mansiysk Autonomous region (English translation).
4.397	MTS License No. 161758 for provision of mobile radio telephone communication services in the territory of the Mordovia Republic (English translation).
4.398	MTS License No. 162467 for provision of mobile radio telephone communication services in the territory of the Khanty Mansiysk Autonomous region (English translation).
4.399	MTS License No. 162597 for provision of telecommunications services for wired radio broadcasting in the territory of the Ryazan region (English translation).

Exhibits No.	Description
4.400	MTS License No. 162943 for provision of mobile radio telephone communication services in the territory of the Astrakhan region (English translation).
4.401	MTS License No. 162944 for provision of mobile radio telephone communication services in the territory of the Penza region (English translation).
4.402	MTS License No. 162945 for provision of mobile radio telephone communication services in the territory of the Kalmykia Republic (English translation).
4.403
MTS License No. 159597 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Saratov Region (English translation).
4.404	MTS Turkmenistan License No. 1-20-21-40 for provision of communication services on the territory of Turkmenistan (English translation).
4.405	MTS Belarus License No. 02140/926 for provision of activities in the field of communications on the territory of Belarus (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems Public Joint Stock Company.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101
The following financial information formatted in Extensive Business Reporting Language (XBRL): (i) Consolidated statements of financial position as of December 31, 2017 and 2016, (ii) Consolidated statements of profit or loss for the years ended December 31, 2017, 2016 and 2015, (iii) Consolidated statements of comprehensive income for the years ended December 31, 2017, 2016 and 2015, (iv) Consolidated statements of changes in shareholders' equity for the years ended December 31, 2017, 2016 and 2015, (v) Consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015, and (vi) Notes to the consolidated financial statements.

*
Approved General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 23, 2016 and became effective upon registration with the Federal Tax Service on July 7, 2016.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2018	MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY
	By:	/s/ Alexey V. Kornya
		Name:	Alexey V. Kornya
		Title:	President and Chief Executive Officer

PJSC MOBILE
TELESYSTEMS
AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2017, 2016 and for the Years Ended
December 31, 2017, 2016 and 2015.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC:

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems PJSC and subsidiaries (the "Group") as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems PJSC and subsidiaries as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2018 expressed an unqualified opinion on the Group's internal control over financial reporting.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZAO Deloitte & Touche CIS

ZAO Deloitte & Touche CIS
Moscow, Russia
March 19, 2018

        We have served as the Group's auditor since 2002.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2017	December 31, 2016
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	11	263,063	272,841
Investment property		407	336
Goodwill	12	34,281	33,685
Other intangible assets	14	79,397	75,128
Investments in associates	7	9,452	10,551
Other investments	8	1,953	36,319
Deferred tax assets	20	5,545	6,150
Accounts receivable, related parties	22	2	3,693
Other financial assets	18	8,890	13,877
Other non-financial assets		2,048	896

Total non-current assets		405,038	453,476

CURRENT ASSETS:
Inventories	10	9,995	14,330
Trade and other receivables	9	28,017	29,805
Accounts receivable, related parties	22	11,358	4,401
Short-term investments	6	50,757	8,657
Advances paid and prepaid expenses		3,894	5,749
VAT receivable		7,165	7,098
Income tax assets		2,838	1,601
Assets held for sale		1,276	808
Cash and cash equivalents	5	30,586	18,470
Other assets		146	75

Total current assets		146,032	90,994

TOTAL ASSETS		551,070	544,470

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2017 AND 2016

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2017	December 31, 2016
EQUITY AND LIABILITIES
EQUITY:
Common stock	23	200	200
Treasury stock	23	(22,644)	(748)
Additional paid-in capital		381	191
Retained earnings		151,043	145,622
Accumulated other comprehensive loss	23	(8,854)	(6,030)

Equity attributable to owners of the Company		120,126	139,235
Non-controlling interests		4,079	4,713

Total equity		124,205	143,948

NON-CURRENT LIABILITIES:
Borrowings	15	239,096	237,113
Deferred tax liabilities	20	23,773	26,611
Provisions	17	2,309	2,350
Other non-financial liabilities		3,968	4,129
Other financial liabilities	18	1,048	2,774

Total non-current liabilities		270,194	272,977

CURRENT LIABILITIES:
Trade and other payables		47,314	41,473
Accounts payable, related parties	22	1,102	1,014
Subscriber prepayments and other advances		17,878	15,460
Borrowings	15	64,474	47,207
Income tax liabilities		1,150	962
Provisions	17	9,852	8,075
Other non-financial liabilities		11,865	10,305
Other financial liabilities	18	3,036	3,049

Total current liabilities		156,671	127,545

TOTAL EQUITY AND LIABILITIES		551,070	544,470

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Amounts in millions of Russian Rubles, except per share amounts)

	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Service revenue		390,761	386,486	386,159
Sales of goods		52,150	49,206	40,480

Revenue	26	442,911	435,692	426,639

Cost of services		123,779	130,158	126,805
Cost of goods	10	45,623	45,574	36,555
Selling, general and administrative expenses	24	95,186	94,046	87,340
Depreciation and amortization	26	79,912	81,582	77,843
Operating share of the profit of associates	7	(3,210)	(3,115)	(3,456)
Provision for investments in distressed Ukrainian banks	30	—	—	1,698
Impairment of non-current assets	13	3,775	—	3,516
Other expenses / (income)		1,746	(222)	2,415

Operating profit		96,100	87,669	93,923

Finance income	25	(5,548)	(5,273)	(8,368)
Finance costs	25	26,064	27,136	26,422
Currency exchange (gain) / loss		(1,301)	(3,241)	6,154
Non-operating share of the loss of associates	7	436	1,287	3,780
Change in fair value of financial instruments		(110)	(166)	(1,014)
Other expenses / (income)		992	317	(54)

Profit before tax		75,567	67,609	67,003

Income tax expense	20	18,977	15,138	13,931

Profit for the year from continuing operations		56,590	52,471	53,072

Loss from discontinued operations	27	—	(4,021)	(5,668)

Profit for the year		56,590	48,450	47,404

Profit / (loss) for the year attributable to:
Owners of the Company		56,042	48,474	49,489
Non-controlling interests		548	(24)	(2,085)
Earnings per share (basic and diluted), Russian Rubles:	21	28.68 and 28.66	24.37 and 24.35	24.88 and 24.87

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Amounts in millions of Russian Rubles)

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Profit for the year	56,590	48,450	47,404

Other comprehensive loss
Items that will not be reclassified subsequently to profit or loss:
Unrecognized actuarial (loss) / gain	(40)	50	86
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(2,469)	(15,104)	2,647
Net fair value gain / (loss) on financial instruments	495	(1,200)	(3,223)
Share of other comprehensive loss of associates
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations in associates	(810)	(1,553)	(1,182)

Other comprehensive loss for the year, net of income tax	(2,824)	(17,807)	(1,672)

Total comprehensive income for the year	53,766	30,643	45,732

Total comprehensive income / (loss) for the year attributable to:
Owners of the Company	53,218	31,268	47,187
Non-controlling interests	548	(625)	(1,455)

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock				Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital	Cash flow hedging reserve			Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at January 1, 2015	2,066,413,562	207	(77,501,432)	(24,464)	5,052	4,268	8,803	407	174,556	168,829	9,793	178,622

Profit / (loss) for the year	—	—	—	—	—	—	—	—	49,489	49,489	(2,085)	47,404
Other comprehensive (loss) / income for the year, net of income tax	—	—	—	—	—	(3,223)	835	86	—	(2,302)	630	(1,672)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(3,223)	835	86	49,489	47,187	(1,455)	45,732
Issuance of stock options	—	—	—	—	158	—	—	—	—	158	—	158
Dividends declared by MTS	—	—	—	—	—	—	—	—	(50,061)	(50,061)	—	(50,061)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(480)	(480)	(257)	(737)
Sale of own stock	—	—	9,935	2	—	—	—	—	—	2	—	2
Purchase of own stock	—	—	(29,666)	(6)	—	—	—	—	—	(6)	—	(6)
Disposal of Intellect Telecom (Note 4)	—	—	—	—	252	—	—	—	—	252	14	266
Disposal of Rent Nedvizhimost (Note 4)	—	—	—	—	6,003	—	—	—	—	6,003	343	6,346
Acquisition of NIS (Note 4)	—	—	—	—	(506)	—	—	—	—	(506)	(29)	(535)
Acquisition of NVision (Note 4)	—	—	—	—	(10,371)	—	—	—	—	(10,371)	—	(10,371)
Acquisition of Stream (Note 4)	—	—	—	—	(997)	—	—	—	—	(997)	—	(997)
Changes in ownership interest with no gain/loss of control—MGTS and NIS	—	—	—	—	105	—	—	—	—	105	(153)	(48)
Reclassification to retained earnings	—	—	—	—	304	—	—	—	(304)	—	—	—

Balances at December 31, 2015	2,066,413,562	207	(77,521,163)	(24,468)	—	1,045	9,638	493	173,200	160,115	8,256	168,371

Profit / (loss) for the year	—	—	—	—	—	—	—	—	48,474	48,474	(24)	48,450
Other comprehensive (loss) / income for the year, net of income tax	—	—	—	—	—	(1,200)	(13,970)	50	—	(15,120)	(601)	(15,721)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(1,200)	(13,970)	50	48,474	33,354	(625)	32,729
Issuance of stock options	—	—	—	—	131	—	—	—	—	131	11	142
Dividends declared by MTS	—	—	—	—	—	—	—	—	(51,738)	(51,738)	—	(51,738)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,120)	(1,120)
Unclaimed dividends	—	—	—	—	—	—	—	—	3	3	—	3
Sale of own stock	—	—	1,074,525	213	—	—	—	—	—	213	—	213
Purchase of own stock (Note 23)	—	—	(3,067,396)	(748)	—	—	—	—	—	(748)	—	(748)
Purchase of non-controlling interests	—	—	—	—	5	—	—	—	—	5	(22)	(17)
Changes in ownership interest with no gain / loss of control—MTS Bank additional share issuance	—	—	—	—	(14)	—	—	—	—	(14)	—	(14)
Redemption of treasury shares (Note 23)	(68,031,987)	(7)	68,031,987	24,255	—	—	—	—	(24,248)	—	—	—
Disposal of UMS, the Group's subsidiary in Uzbekistan (Note 27)	—	—	—	—	—	—	(2,086)	—	—	(2,086)	(1,787)	(3,873)
Reclassification to retained earnings	—	—	—	—	69	—	—	—	(69)	—	—	—

Balances at December 31, 2016	1,998,381,575	200	(11,482,047)	(748)	191	(155)	(6,418)	543	145,622	139,235	4,713	143,948

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015 (Continued)

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock				Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital	Cash flow hedging reserve			Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2016	1,998,381,575	200	(11,482,047)	(748)	191	(155)	(6,418)	543	145,622	139,235	4,713	143,948

Profit for the year	—	—	—	—	—	—	—	—	56,042	56,042	548	56,590
Other comprehensive (loss) / income for the year, net of income tax	—	—	—	—	—	495	(2,620)	(40)	—	(2,165)	—	(2,165)
Disposal of East-West United Bank by MTS Bank, the Group's associate (Note 7)	—	—	—	—	—	—	(659)	—	—	(659)	—	(659)
Total comprehensive (loss) / income for the year	—	—	—	—	—	495	(3,279)	(40)	56,042	53,218	548	53,766
Exercise of stock options	—	—	851,275	—	240	—	—	—	—	240	—	240
Dividends declared by MTS	—	—	—	—	—	—	—	—	(50,621)	(50,621)	—	(50,621)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—		(1,175)	(1,175)
Purchase of own stock (Note 23)	—	—	(75,708,384)	(21,896)	—	—	—	—	—	(21,896)	—	(21,896)
Purchase of non-controlling interests	—	—	—	—	(2)	—	—	—	—	(2)	(7)	(9)
Changes in ownership interest with no gain / loss of control	—	—	—	—	(48)	—	—	—	—	(48)	—	(48)

Balances at December 31, 2017	1,998,381,575	200	(86,339,156)	(22,644)	381	340	(9,697)	503	151,043	120,126	4,079	124,205

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Amounts in millions of Russian Rubles)

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	56,590	48,450	47,404
Adjustments for:
Depreciation and amortization	79,912	83,259	82,473
Impairment of non-current assets	3,775	—	3,516
Non-cash loss from sale of subsidiary in Uzbekistan	—	2,726	—
Finance income	(5,548)	(5,273)	(8,368)
Finance costs	26,064	27,427	26,630
Income tax expense	18,977	14,954	13,269
Currency exchange (gain) / loss	(1,301)	(3,232)	6,213
Amortization of deferred connection fees	(2,876)	(2,287)	(2,362)
Share of (profit) / loss of associates	(2,774)	(1,828)	324
Change in fair value of financial instruments	(110)	(166)	(1,014)
Inventory obsolescence expense	2,179	1,548	384
Allowance for doubtful accounts	2,923	2,857	3,221
Change in provisions	14,347	13,161	7,265
Other non-cash items	(657)	(3,656)	(562)
Movements in operating assets and liabilities:
(Increase) / Decrease in trade and other receivables	(3,514)	(3,525)	2,781
Decrease / (Increase) in inventory	2,200	(1,816)	(5,998)
Decrease / (Increase) in advances paid and prepaid expenses	1,197	(812)	574
(Increase) / Decrease in VAT receivable	(1,145)	227	(642)
Decrease in trade and other payables and other current liabilities	(6,715)	(9,086)	(4,449)
Dividends received	3,590	2,801	3,269
Income tax paid	(22,427)	(11,687)	(9,643)
Interest received	3,319	3,344	4,760
Interest paid, net of interest capitalized	(23,366)	(26,821)	(24,957)

NET CASH PROVIDED BY OPERATING ACTIVITIES	144,640	130,565	144,088

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired (Note 4)	(367)	(5)	—
Purchases of property, plant and equipment (including capitalized interest in the amount of RUB 307 million, RUB 388 million and RUB 885 million, respectively)	(53,366)	(55,538)	(76,671)
Purchases of other intangible assets	(23,065)	(28,013)	(19,440)
Purchase of 3G and 4G licenses in Ukraine and Russia	—	(2,598)	(10,426)
Proceeds from sale of property, plant and equipment and assets held for sale	4,343	4,042	2,988
Purchases of short-term and other investments	(33,717)	(9,739)	(73,485)
Proceeds from sale of short-term and other investments	25,385	39,021	31,678
Investments in associates (Note 7)	(723)	(4,094)	—
Disposal of discontinued operation, net of cash disposed	—	(378)	—

NET CASH USED IN INVESTING ACTIVITIES	(81,510)	(57,302)	(145,356)

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Amounts in millions of Russian Rubles)

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(12,042)	(20,364)	(24,018)
Proceeds from issuance of notes	45,000	10,000	5
Notes and debt issuance cost paid	(98)	(16)	(1,244)
Finance lease obligation principal paid	(774)	(334)	(409)
Dividends paid	(51,759)	(52,805)	(50,786)
Cash flows from transactions with entities under common control	—	3,063	(4,821)
Proceeds from loans	25,136	50,696	63,162
Repayment of loans	(32,239)	(69,532)	(16,132)
Cash flows under credit guarantee agreement related to foreign-currency hedge (Note 19)	(1,766)	(2,984)	6,706
Repurchase of common stock	(21,896)	(748)	(6)
Other financial activities	(7)	(14)	(52)

NET CASH USED IN FINANCING ACTIVITIES	(50,445)	(83,038)	(27,595)

Effect of exchange rate changes on cash and cash equivalents	(569)	(5,219)	761

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	12,116	(14,994)	(28,102)

CASH AND CASH EQUIVALENTS, beginning of the year	18,470	33,464	61,566

CASH AND CASH EQUIVALENTS, end of the year	30,586	18,470	33,464

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

        The consolidated financial statements of the Company and its subsidiaries ("the Group" or "MTS") as of December 31, 2017 and 2016, and for the years ended 31 December 2017, 2016 and 2015 were authorized for issue by MTS President on March 19, 2018.

        Business of the Group—MTS PJSC was incorporated on March 1, 2000, through the merger of MTS CJSC and Rosico TC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and then began expanding through Russia and the CIS. MTS PJSC's majority shareholder is Public Joint-Stock Financial Corporation Sistema or Sistema, whose controlling shareholder is Vladimir P. Yevtushenkov.

        The Group provides a wide range of telecommunications services including voice and data transmission, internet access, pay TV, various value added services ("VAS") through wireless and fixed lines, integration services as well as selling equipment, accessories and software. The Group's principal operations are located in Russia, Ukraine and Armenia.

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

        Basis of consolidation—The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved only where the Company has the power over the entity, is exposed and has rights to variable returns, and is able to use the power to affect its amount of variable returns. The results of the controlled entities acquired or

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

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

        Those entities where the Group exercises significant influence are recognized as associates and accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. These entities are recognized at cost at the time of acquisition and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income. The carrying amount of the investment in such entities may include goodwill as the positive difference between the cost of the investment and Group's proportionate share in the fair values of the entity's identifiable assets and liabilities. The carrying amount of the investment accounted for using the equity method is tested for impairment provided there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss is recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs of disposal and value in use. The Group presents its share in profits or losses in associates within operating profit if those interests are viewed as part of Group's core operations. As of December 31, 2017, only MTS Belarus was considered to be a part of Group's core operating activity. Shares in profits and losses of other Group's associates were presented as non-operating items.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Effective ownership interests in the Group's significant subsidiaries were the following:

	Accounting method	December 31, 2017	December 31, 2016
RTC	Consolidated	100.0%	100.0%
Vodafone Ukraine	Consolidated	100.0%	100.0%
MTS Turkmenistan (Note 29)	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
NVision Group	Consolidated	100.0%	100.0%
Sitronics Telecom Solutions	Consolidated	100.0%	100.0%
NVision Czech Republic	Consolidated	100.0%	100.0%
Sputnikovoe TV	Consolidated	100.0%	100.0%
Stream	Consolidated	100.0%	100.0%
Dega	Consolidated	100.0%	100.0%
Stream Digital(1)	Consolidated	100.0%	100.0%
MTS Energo	Consolidated	100.0%	—
Bashkortostan Cellular Communications (BCC)	Consolidated	100.0%	—
Praliss Enterprises Limited	Consolidated	100.0%	—
Metro-Telecom	Consolidated	95.0%	95.0%
MGTS Group	Consolidated	94.7%	94.7%
MTS Armenia	Consolidated	80.0%	80.0%
Navigation Information Systems Group	Consolidated	77.7%	77.7%
Oblachny Retail LLC	Consolidated	50.8%	—
MTS International Funding Limited(2) ("MTS International")	Consolidated	SE	SE
MTS Belarus	Equity	49.0%	49.0%
Sistema Capital	Equity	30.0%	—
MTS Bank	Equity	26.6%	26.6%
Zifrovoe TV	Equity	20.0%	20.0%
OZON Holdings Limited	Equity	11.2%	10.8%

(1)
A wholly-owned subsidiary, through which the Group currently repurchases its own shares.

(2)
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

        Acquisitions from entities under common control—Business combinations arising from transfers of interests in entities that are under common control with the Group are consolidated prospectively starting from the date, the control over those entities is passed to the Group. The assets and liabilities acquired are recognized at the carrying values recorded previously in the counterparty's financial statements with the resulting gain or loss recognized directly in equity.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Functional currency translation methodology—As of December 31, 2017, the functional currencies of Group entities were as follows:

  •
  For entities incorporated in the Russian Federation, Dega and MTS International—the Russian Ruble ("RUB");

  •
  For Vodafone Ukraine—the Ukrainian Hryvna;

  •
  For MTS Armenia—the Armenian Dram;

  •
  For MTS Turkmenistan—the Turkmenian Manat;

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

        For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end assets and liabilities have been translated into U.S. Dollars ("USD") at the period-end exchange rate set by local central banks. Subsequently, U.S. Dollars balances have been translated into Russian Rubles at the period-end exchange rate set by the Central Bank of Russia. Revenues and expenses have been translated at the average exchange rate for the period using cross-currency exchange rate via U.S. Dollar as described above. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Property, plant and equipment—Property, plant and equipment, including improvements, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life, as follows:

Network and base station equipment:
Network infrastructure	5 - 44 years
Other	1.5 - 21 years
Land and buildings:
Buildings	20 - 150 years
Leasehold improvements	the term of the lease
Office equipment, vehicles and other:
Office equipment	3 - 21 years
Vehicles	2 - 7 years
Other	2 - 25 years

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

        Goodwill—Goodwill represents an excess of consideration transferred plus the fair value of any non-controlling interest ("NCI") in the acquiree at the acquisition date over the fair values of the identifiable net assets of the acquired entity. Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit ("CGU") to which the goodwill is allocated. The impairment test is carried out on a regular basis at the end of each financial year, as well as whenever there are indications that the carrying amount of the CGU unit is impaired. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGU units that are expected to benefit from the synergies of the combination. If the carrying amount

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

of the CGU unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this CGU must be reduced. Impairment losses for goodwill must not be reversed. If the impairment loss recognized for the CGU exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro-rata reduction of the carrying amounts of the assets allocated to the CGU.

        Impairments of intangible assets and property, plant and equipment—Impairments are identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to individual assets, recoverability is assessed on the basis of the CGU to which the assets can be allocated. At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or CGU must be determined. In addition, at the end of each period the Group assesses whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill no longer exists or may be decreased. If the impairment loss is reversed, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years.

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

        Short-term investments—Short-term investments mainly represent investments in loans, time deposits, which have original maturities in excess of three months and are repayable in less than twelve months, as well as investment in debt securities. Investment in debt securities are classified as financial assets at fair value through profit or loss, if they held for trading, otherwise they are classified as available for sale with unrealized gains and losses recorded as part of other comprehensive income. Deposits and loans are carried at amortized cost.

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

        Fair value hedges—Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in profit or loss immediately together with any changes in the fair value of the hedged asset or liability that are attributed to the hedged risk.

        Cash flow hedges—The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognized in other comprehensive income.

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

        Upfront fees received for connection of new subscribers, installation and activation of wireless, wireline and data transmission services ("connection fees") are deferred and recognized over the estimated average subscriber life, as follows:

Mobile subscribers	7 months - 9 years
Residential wireline voice phone subscribers	15 years
Other fixed line subscribers	3 - 5 years

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

Standards, interpretations and amendments adopted on January 1, 2017

        The Group has applied amendments to IAS 7 Disclosure Initiative for the first time in the current year. The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financial activities, including both cash and non-cash changes.

        The Group's liabilities consist of borrowings (Note 15) and certain other financial liabilities (Note 18). A reconciliation between the opening and closing balances of these items is provided in Note 16. Consistent with the transition provisions of the amendments, the Group has not disclosed comparative information for the prior period.

        None of the standards, interpretations and amendments adopted by the Group on January 1, 2017 had a significant effect on the Group's consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Standards, interpretations and amendments in issue but not yet effective

        The Group has not applied the following new and revised IFRSs that have been issued but not yet effective:

IFRS 9	Financial Instruments(1)
Amendments to IFRS 2	Classification and measurement of Share-based Payment Transactions(1)
IFRS 15	Revenue from contracts with Customers(1)
Amendments to IAS 40 )	Transfers of Investment Property(1)
Amendments IFRSs	Annual Improvements to IFRSs 2014-2016 Cycle(1)
IFRIC 22	Foreign Currency Transactions and advances Consideration(1)
IFRS 16	Leases(2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(3)
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures(2)
IFRIC 23	Uncertainty over Income Tax Treatments(2)
Amendments to IFRS 9	Prepayment Features With Negative Compensation(2)
Amendments IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle(2)

(1)
Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

(2)
Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

(3)
Effective date is not currently determined.

        IFRS 9, Financial Instruments.    IFRS 9 regulates the classification and measurement of financial assets and liabilities and requires certain additional disclosures. The primary changes relate to the assessment of hedging arrangements and provisioning for potential future credit losses on financial assets as well as recognition of modification gain or loss for all revisions of estimated payments or receipts, including changes in cash flows arising from a modification or exchange of a financial liability, that does not result in its derecognition.

        Based on Group's current estimate there will be no material effect from earlier recognition of future credit losses on financial assets or for current hedge accounting. The estimated gain in relation of the Group's modified liabilibies will amount to RUB 3 bln.

        The Group will recognize the cumulative effect arising from the transition as an adjustment to the opening balance of equity. Prior period's comparative will not be restated.

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

underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios than exists in the current guidance. Furthermore, extensive disclosures are required by IFRS 15.

        The Group currently anticipates that the main effect from the adoption of IFRS 15 on the Group's consolidated financial statements will relate to the deferral of certain incremental costs incurred in acquiring or fullfilling a contract with a customer. Such contract costs will be amortised over the period of benefit. The Group will use a practical expedient from IFRS 15 allowing to expense contract costs as incurred when the amortization period is one year or less. The Group estimates the additional asset stemming from the capitalization of contract costs to amount to RUB 5.9 bln.

        Other anticipated impacts of the standard includes later recognition of revenue in cases, where "material rights" (such as offering additional products and services free of charge) are granted to the customers, and the reallocation of renumeration between components of contracts with customers. The Group estimates the additional deferred revenue to be recognized as a result of applying IFRS 15 will not be material.

        The Group will utilize the option for simplified initial application, so that contracts that are not completed by January 1, 2018 will be accounted for as if they had been recognized in accordance with IFRS 15 from the very beginning. The cumulative effect arising from the transition will be recognized as an adjustment to the opening balance of equity in the year of initial application. The prior period comparatives will not be restated.

        IFRS 16, Leases.    This standard principally requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. The standard also includes new provisions on the definition of a lease and its presentation, on disclosures in the notes, and on sale and leaseback transactions.

        The Group elected to early adopt the standard effective January 1, 2018 concurrent with the adoption of the new standard related to revenue recognition.

        The Group will make use of the following practical expedients:

  •
  relief from the requirement to reassess whether a contract is, or contains the lease;

  •
  use of assessment of whether leases are onerous applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets, immediately before the date of initial application as an alternative to performing an impairment review;

  •
  permission to exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application;

  •
  use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

        Based on analysis performed, the Group expects its lease liability and non-current assets to increase by no less than RUB 134 bln, respectively, as a result of applying IFRS 16. In terms of future effects on the statement of profit or loss, the lease expenses will be for depreciation of right-of-use

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

assets and interest of lease liability; interest will typically be higher at the earlier stages of a lease and reduce over the term.

        The Group will recognize the cumulative effect arising from the transition as an adjustment to the opening balance of equity. Prior period's comparative will not be restated.

        The above assessment for IFRS 9, 15 and 16 is preliminary because not all transition work has been finalized. The actual impact of adopting the new standards on 1 January 2018 may change because their adoption will require the Group to revise its accounting processes and internal controls and these changes are not yet complete, while the new accounting policies, assumptions, judgements and estimation techniques employed are subject to changes until the Group finalizes its first consolidated financial statements that include the date of initial application.

        Other mentioned IFRS pronouncements do not have a material impact on the Group's consolidated financial statements.

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

1. Critical accounting estimates

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

2. Depreciation and amortization of non-current assets

        Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and management views on the trends and pace of development may change over time. Some of the assets and technologies, in which the Group invested several years ago, are still in use and provide the basis for the new technologies. Critical estimates in the evaluations of useful lives for intangible assets include, but are not limited to, the estimated average customer relationship based on churn, the remaining license period and the expected developments in technology and markets.

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

3. Impairment of non-current assets

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

        All of the Group's operations are in countries with emerging markets. The political and economic situation in these countries may change rapidly and potentially have a significant impact on these countries. Changing state of the world economy, and increased macroeconomic risks, impact management's assessment of cash flow forecasts and the discount rates applied.

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

4. Fair value of financial instruments

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

5. Provisions and contingencies

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

        See Note 17 and Note 30 for further information.

4. BUSINESS ACQUISITIONS AND DISPOSALS

1. Acquisitions after the reporting period

        Acquisition of Kulturnaya Sluzhba—In January 2018, the Group acquired a 78.2% ownership interest in Kulturnaya Sluzhba LLC ("KS"), operating under the trademark Ponominalu.ru. The purchase price comprised of cash payment, contingent consideration, payable in 12 months after the acquisition date and earn-out payments, the amounts to be paid to the sellers in 2018 if agreed upon financial targets are met by KS.

        Acquisition of Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass —In February 2018, the Group acquired a 100% ownership interest in Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass LLC ("MDTZK"), operating under the trademark Ticketland.ru. The purchase price comprised of cash payment and contingent consideration, payable in 12 months after the acquisition date.

        These acquisitions allow the Group to enter the event ticket market, while broadening the Group's suite of digital services, and integrate a key new product into existing loyalty program and mobile applications ecosystem.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the preliminary purchase price allocation for MDZTK and KS:

	MDTZK	KS
Cash and cash equivalents	325	39
Current assets	159	153
Property, plant and equipment	128	25
Goodwill	3,280	669
Other intangible assets	56	75
Other non-current assets	19	20
Current liabilities	(639)	(474)
Liability under put option agreement over non-controlling interests	—	(96)
Non-current liabilities	(78)	(12)

Consideration transferred	3,250	399

Contingent consideration and earn-out payments	60	132
Cash	3,190	267

Consideration transferred	3,250	399

        The goodwill is mainly attributable to the expected synergies resulted from the acquisitions.

        The Group also entered into an option agreement with the shareholders of the KS, pursuant to which the Group has the right and obligation (in the form of a call and put option), with the put option exercisable at the request of non-controlling shareholders, to acquire their shares at a price calculated based on the future operating and financial results of KS.

        The Group has elected to measure the non-controlling interests in the acquiree at fair value.

        The fair value of the non-controlling interest has been estimated based on agreed formula in accordance with the agreement. The fair value measurements are based on significant inputs that are not observable in the market. The fair value estimate is based on:

  •
  An assumed discount rate of 10.2%

  •
  Average revenue of RUB 199 million

  •
  A net debt of RUB 83 million

        The receivables acquired (which principally comprised trade receivables) in these transactions with a fair value of RUB 274 million had gross contractual amounts of RUB 290 million. The best estimate at acquisition date of the contractual cash flows not expected to be collected is RUB 16 million.

2. Acquisitions in 2017

        Acquisition of Bashkortostan Cellular Communication—In July 2017, the Group acquired a 100% ownership interest in Bashkortostan Cellular Communication OJSC ("BCC"). BCC operates in the Republic of Bashkortostan and holding rights to use 450 MHz and 2,100 MHz radio frequencies. The acquisition enhances the Group's spectrum resources in the Republic of Bashkortostan. The purchase

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

price comprised of cash payment and contingent consideration, payable in 12 months after the acquisition date. The business combination was accounted for by applying the acquisition method.

        The following table summarizes the purchase price allocation for BCC at the date of acquisition:

BCC
Cash and cash equivalents	13
Current assets	5
Licenses	260
Goodwill	62
Other non-current assets	21
Current liabilities	(15)
Non-current liabilities	(54)

Consideration transferred	292

Contingent consideration	72
Cash paid	220

Consideration transferred	292

        The excess of the consideration over the value of net assets acquired in the amount of RUB 62 million was allocated to goodwill which is attributable to the "Russia convergent" segment.

        Goodwill is mainly attributable to the expected synergies.

        Licenses acquired are amortized over a period of their remaining useful life of 15 years in average.

        Acquisition of Oblachny Retail—In October 2017, the Group acquired 50.82% of ownership interest in the Russian retail software developer Oblachny Retail LLC ("Oblachny Retail"), operating under trademark LiteBox, with a call and put option arrangement existing over another 49.18% of shares. The deal allows the Group to enter the cloud-based cash register market as a fully licensed fiscal data operator ("FDO") and a provider of integrated digital cash management solutions for B2B clients. The purchase price comprised of cash payment and contingent consideration, payable in 12 months after the acquisition date. As a part of business combination the Group also made a contribution of RUB 420 million to the share capital of an acquiree to provide funds for future development. The Group has elected to measure the non-controlling interests in the acquiree at fair value. The business combination was accounted for by applying the acquisition method.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation for Oblachny Retail at the date of acquisition:

Oblachny Retail
Cash and cash equivalents	420
Current assets	23
Other intangible assets	181
Goodwill	524
Current liabilities	(123)
Liability under put option agreement over non-controlling interests	(402)
Other non-current liabilities	(33)

Consideration transferred	590

Contingent consideration	10
Additional contribution	420
Cash paid	160

Consideration transferred	590

        The excess of the consideration over the value of net assets acquired in the amount of RUB 524 million was allocated to goodwill that is assigned to the "Litebox" operating segment. The goodwill is attributable to the company employees and the expected synergies.

        Software acquired is amortized over a period of their remaining useful life of 5 years in average.

        The Group also entered into an option agreement with the shareholders of the acquiree, pursuant to which the Group has the right and obligation, at the request of non-controlling shareholders, to acquire their shares at a price calculated based on the operating results of Oblachny Retail for 2019-2020.

        Acquisition of Praliss Enterprises—In December 2017, the Group purchased a 100% ownership interest in Praliss Enterprises ("Praliss"), thus acquiring one of the world's leading eSport clubs—Gambit Esports. The acquisition is a part of the Group's digital innovation strategy. The purchase price comprised of cash payment, contingent consideration, payable in 12 months after the acquisition date, and the earn-out amounts to be paid to the sellers in the course of two years from 2018 to 2019 if agreed upon operational targets are met by Praliss. The business combination was accounted for by applying the acquisition method.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation for Praliss as of December 31, 2017:

Praliss
Other intangible assets	132
Goodwill	208
Non-current liabilities	(27)

Consideration transferred	313

Contingent consideration and earn-out payments	93
Cash	220

Consideration transferred	313

        The excess of the consideration over the value of net assets acquired in the amount of RUB 208 million was allocated to goodwill that is attributable to the "eSports" operating segment. The goodwill is mainly attributable to the expected synergies resulted from the acquisition.

        None of the goodwill recognized is expected to be deductible for income tax purposes.

3. Acquisition and disposal in 2016

        Acquisition of Smarts-Yoshkar-Ola—In September 2016, the Group acquired 100% of the shares of Smarts-Yoshkar-Ola CJSC ("Smarts-Yoshkar-Ola"), operating in the Republic of Mari El and holding rights to use 1800 MHz radio frequencies. The acquisition enhances the Group's spectrum resources in the Republic of Mari El. The business combination was accounted for by applying the acquisition method.

        The following table summarizes the purchase price allocation for SMARTS-Yoshkar-Ola at the date of acquisition:

Smarts- Yoshkar-Ola
Cash and cash equivalents	5
Current assets	5
Licenses	323
Other non-current assets	14
Current liabilities	(30)
Non-current liabilities	(69)
Gain on bargain purchase (included in other operating income in the consolidated statement of profit or loss)	(235)

Consideration transferred	13

Contingent consideration	3
Cash paid	10

Consideration transferred	13

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

        The details on disposal of 50.01% share in LLC "Universal Mobile Systems" ("UMS") are disclosed in Note 27.

4. Acquisitions and disposals in 2015

        Acquisition of Stream—In December 2015, the Group increased its share in Stream from 45% to 100%, after Sistema Mass Media, a subsidiary of Sistema, exchanged ownership of 55% in Stream for rights for its own debt in amount of RUB 561 million and promissory notes of LLC Stream Digital (fully-owned subsidiary of Stream) of RUB 1,089 million due on demand and bearing interest of 9% p.a. In 2016 promissory notes of LLC Stream Digital were returned to the Group as non-cash payment for 49% interest of Rent Nedvizhimost from a subsidiary of Sistema. Stream operates as content aggregator, providing VAS services mainly to the Group. The acquisition was accounted for as a transaction under common control directly in equity.

        Acquisition of NVision Group—In the first stage of the transaction, carried in July 2015, the Group has acquired 100% of the shares of SITRONICS Telecom Solutions CJSC, NVision program solutions, NVision Czech Republic a.s. and some smaller subsidiaries of NVision Group, from subsidiaries of Sistema. Through this transaction, the Group has obtained proprietary rights over billing system, exploited by the Group, which will allow reducing time-to-market for new products and billing and IT-related expenses. In December 2015, the Group has completed acquisition of 100% share in the holding company NVision Group JSC ("NVision Group"), from subsidiaries of Sistema. NVision Group is also one of the largest system integrators and complex IT solutions providers in Russia. Total consideration amounted to RUB 11,213 million, including RUB 73 million in notes and RUB 11,140 million in cash. As of December 31, 2017 and 2016 the Group has accounted for indemnification asset in amount of RUB 292 million and RUB 299 million respectively related to tax provisions of acquired companies. The acquisition was accounted for as a transaction under common control directly in equity.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the details of acquisitions of subsidiaries under common control in 2015:

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

*
As included in consolidated cash flow statement within cash flows from transactions under common control

        Disposal of Intellect-Telecom—In January 2015, the Group sold its 47.3% equity investment in Intellect Telecom to Sistema for RUB 344 million. The Group classified the investment as held for sale as of December 31, 2014. The disposal was accounted for as a transaction under common control directly in equity.

        Pro forma results of operations—The following pro forma financial data for the years ended December 31, 2017, 2016 and 2015 give effect to the business combinations as they had been completed at the beginning of the year.

Pro forma:	2017 (BCC, Oblachny Retail, Praliss)	2016 (SMARTS- Yoshkar-Ola)	2015 (NVision Group, NIS and Stream)
Net revenues	443,178	435,694	434,757
Net income	55,881	48,465	46,887

        The pro forma information is based on various assumptions and estimates. The pro forma information is neither necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2015, 2016, or 2017, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included into the consolidated financial statements of the Group only from the respective dates of acquisition.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Since their respective acquisition dates, companies acquired in 2015 contributed revenue in the amount of RUB 2,133 million and net loss in the amount of RUB 447 million to consolidated statement of profit or loss for the year ended December 31, 2015. The company acquired in 2016 contributed revenue in the amount of RUB 1 million and net loss in the amount of RUB 15 million to consolidated statement of profit or loss for the year ended December 31, 2016. Companies acquired in 2017 contributed revenue in the amount of RUB 37 million and net loss in the amount of RUB 105 million to consolidated statement of profit or loss for the year ended December 31, 2017.

5. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents comprised the following:

	December 31, 2017	December 31, 2016
Cash and cash equivalents at banks and on hand in:
Russian Rubles	16,879	7,657
Turkmenian Manat	1,267	1,252
US Dollars	1,119	3,904
Euro	983	1,173
Ukraine Hryvna	403	1,538
Other	318	394
Short-term deposits with an original maturity of less than 92 days:
Russian Rubles	6,595	504
US Dollars	2,603	50
Ukraine Hryvna	352	1,990
Other	67	8

Total cash and cash equivalents	30,586	18,470

        There were certain limitations on cash disposition in Ukraine as of December 31, 2017 (for details see Note 30). Cash balances in Ukraine amounted to RUB 1,330 million and RUB 3,617 million as of December 31, 2017 and 2016, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. SHORT-TERM INVESTMENTS

        The Group's short-term investments comprised the following:

	Category	December 31, 2017	December 31, 2016
Deposits	Loans and receivables	27,826	3,850
Assets in Sistema-Capital trust management (Notes 18, 22)	Financial asset at fair value through profit or loss	9,600	3,721
Notes	Loans and receivables	7,605	—
Loans	Loans and receivables	5,669	1,021
Notes	Available for sale	57	65

Total short-term investments		50,757	8,657

        The amount of loans recognized in loans and receivables generally consists of a loan issued to Mr. Pierre Fattouche and Mr. Moussa Fattouche.

        Notes recognized in loans and receivables category represent the balance of REPO transactions.

7. INVESTMENTS IN ASSOCIATES

        The Group's investments in associates (all accounted for using the equity method) comprised the following:

	Country of operations	Operating activity	December 31, 2017	December 31, 2016
MTS Belarus	Belarus	telecommunications	3,660	4,303
MTS Bank	Russia	banking	2,902	3,592
Equity investments in other unquoted companies	Russia	e-commerce, digital TV, asset management, etc.	2,890	2,656

Total investments in associates			9,452	10,551

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. INVESTMENTS IN ASSOCIATES (Continued)

        The reconciliation of summarised financial information of MTS Belarus to the carrying amount of the Group's interest in associate is presented as follows:

	December 31, 2017	December 31, 2016
Assets
Non-current assets	9,819	9,414
Current assets	8,117	6,800

Liabilities
Non-current liabilities	(703)	(0)
Current liabilities	(9,764)	(7,433)

Total identifiable net assets	7,469	8,781

The Group's share in associate	49%	49%
The Group's share of identifiable net assets	3,660	4,303
Carrying amount of the Group's interest	3,660	4,303

        The Group's share in the profit of MTS Belarus was included in operating share of the profit of associates in the accompanying consolidated statement of profit or loss. The composition of the Group's share of income of MTS Belarus is as follows:

	Year ended December 31,
	2017	2016	2015
Revenue	(23,037)	(22,256)	(20,886)
Net profit for the year	(6,552)	(6,356)	(7,054)
The Group's share of the profit of the associate for the year	(3,210)	(3,115)	(3,456)
Other comprehensive loss for the year (currency translation adjustment)	525	2,292	3,110
Total comprehensive income for the year	(6,027)	(4,064)	(3,944)
The Group's share of total comprehensive income of the associate for the year	(2,953)	(1,991)	(1,933)
Dividends received	3,590	2,795	3,269

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. INVESTMENTS IN ASSOCIATES (Continued)

        The reconciliation of summarized financial information of MTS Bank to the carrying amount of the Group's interest in associate is presented below:

	December 31, 2017	December 31, 2016
Total assets	142,405	166,594
Total liabilities	(121,169)	(137,627)
Non-controlling interests	—	(3,339)

Total identifiable net assets attributable to the Group	21,236	25,628

The Group's share in associate	26,6%	26,6%
The Group's share of identifiable net assets	6,127	6,817
Impairment of investment in associate	(3,225)	(3,225)

Carrying amount of the Group's interest	2,902	3,592

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

        In May 2017 MTS Bank disposed of a 47% stake in East-West United Bank to Sistema, retaining less than 20% and losing control. Consequently, the accumulated foreign currency translation reserve in the amount of RUB 659 million was derecognized from the accumulated other comprehensive income of the Group.

        The Group's share in the net losses of MTS Bank was included in the non-operating share of the loss of the associates in the accompanying consolidated statement of profit or loss. The composition of the Group's share of loss of MTS Bank is as follows:

	Year ended December 31,
	2017	2016	2015
Total interest income	(14,204)	(16,555)	(20,455)
Total interest expense	6,505	8,364	9,691
Net loss for the year	593	4,495	15,371
The Group's share of the loss of the associate for the year	109	1,179	4,078
Other comprehensive loss / (income) for the year	2,000	1,614	(1,251)
Total comprehensive loss for the year	2,593	6,109	14,120
The Group's share of the total comprehensive loss for the year	690	1,608	3,737

        The Group holds less than 20% of the equity interests in OZON Holdings Limited, nevertheless it determined that it has significant influence over the investee based on direct and indirect ownership of

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. INVESTMENTS IN ASSOCIATES (Continued)

equity shares, representation on the investee's Board of Directors and certain veto rights related to matters intersecting with the Group's interests.

        In September, 2017 the Group acquired 5,193 additional ordinary shares of OZON Holdings Limited for a total consideration of RUB 19 million. As the result of the transaction, the Group's share in OZON Holdings Limited increased from 10.8% to 10.96%.

        In October, 2017 the Group acquired 7,698 additional ordinary shares for a total consideration of RUB 28 million. As the result of the transaction, the Group's share in OZON Holdings Limited increased from 10.96% to 11.19%.

        In September, 2017 the Group acquired 30% ownership interest in Sistema Capital, a trust management company, by making a cash contribution of RUB 356 million into its authorized share capital.

        The following table is the aggregate financial information of investments in the other individually insignificant associates, held by the Group:

	Year ended December 31,
	2017	2016	2015
Net loss/(profit) for the year	1,760	1,172	(1,079)
The Group's share of the loss/(profit) of the associate for the year	327	108	(297)
Other comprehensive income for the year	—	—	—
Total comprehensive loss/(income) for the year	1,760	1,172	(1,079)
The Group's share of total comprehensive loss/(income) of the associate for the year	327	108	(297)

8. OTHER INVESTMENTS

        As of December 31, 2017 the other investments of the Group comprised individually insignificant items.

        As of December 31, 2016 the other investments of the Group mainly comprised long term deposits of RUB 27,056 million, loan issued to Mr. Pierre Fattouche and Mr. Moussa Fattouche, the holders of a 20% non-controlling stake in MTS Armenia, in the amount of RUB 5,802 million and other.

        As of December 31, 2017 loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche was reclassified to short-term investments.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

9. TRADE AND OTHER RECEIVABLES

        Trade and other receivables comprised the following:

	December 31, 2017	December 31, 2016
Subscribers	11,723	11,360
Roaming	7,650	8,083
Dealers	3,204	2,723
Interconnect	2,121	2,517
Other trade receivables	4,272	4,805
Other receivables	1,391	2,477
Allowance for doubtful accounts	(2,344)	(2,160)

Trade and other receivables	28,017	29,805

        The analysis of the age of trade and other accounts receivables past due but not impaired:

	December 31, 2017	December 31, 2016
Neither past due nor impaired	22,551	24,100
Past due, but not impaired:
Less than 60 days	3,265	3,225
61-150 days	872	1,205
More than 150 days	1,329	1,275

Total	28,017	29,805

        The following table summarizes changes in the allowance for doubtful accounts receivable:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Balance, beginning of the year	(2,160)	(2,928)	(2,166)
Allowance for doubtful accounts	(2,880)	(2,863)	(3,269)
Accounts receivable written off	2,696	3,459	2,507
Disposal of subsidiary	—	172	—

Balance, end of the year	(2,344)	(2,160)	(2,928)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

10. INVENTORIES

        Inventory and spare parts comprised the following:

	December 31, 2017	December 31, 2016
Handsets and accessories	7,836	11,597
SIM cards and prepaid phone cards	784	1,165
Advertising and other materials	561	280
TV equipment for resale	350	320
Software and equipment for installation and resale	309	703
Spare parts for telecommunication equipment	155	265

Total inventory and spare parts	9,995	14,330

        Other materials mainly consist of automotive and IT components, advertising, stationery, fuel and auxiliary materials.

        Spare parts for telecommunication equipment included in inventory are expected to be utilized within twelve months of the year end.

        Expenses for inventory obsolescence provision were included in cost of goods in the consolidated statement of profit or loss.

        For the years ended December 31, 2017, 2016 and 2015, cost of goods comprised the following expenses:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Amount of inventories recognized as an expense	43,440	44,026	36,568
Inventory obsolescence provision	2,692	2,159	865
Reversal of obsolescence provision	(509)	(611)	(878)

Total cost of goods	45,623	45,574	36,555

        The reversal of the inventory obsolescence provision relates to handsets and accessories sold in the course of the Group's promotion campaigns. Inventories have been sold with positive margin.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

11. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2017, December 31, 2016 and January 1, 2016 was as follows:

	Network and base station equipment	Land and buildings	Office equipment, vehicles and other	Construction in progress and equipment for installation	Total
Cost
January 1, 2016	542,530	27,321	49,692	28,966	648,509

Additions	1,350	32	—	47,340	48,722
Put into use	47,894	1,550	5,278	(54,722)	—
Disposal of UMS	(4,152)	(1,309)	(452)	(2,444)	(8,357)
Transfer to assets held for sale	(1,557)	—	(5)	—	(1,562)
Disposal	(20,321)	(426)	(3,201)	(374)	(24,322)
Other	(118)	(200)	269	55	6
Foreign exchange differences	(17,568)	(1,525)	(2,331)	(1,455)	(22,879)

December 31, 2016	548,058	25,443	49,250	17,366	640,117

Additions	2,094	15	302	57,170	59,581
Put into use	48,689	281	4,522	(53,492)	—
Arising on business combinations	10	2	5	—	17
Transfer to assets held for sale	(1,408)	—	(22)	—	(1,430)
Disposal	(27,092)	(684)	(5,460)	(1,315)	(34,551)
Other	327	(69)	(452)	7	(187)
Foreign exchange differences	(4,320)	36	(315)	(242)	(4,841)

December 31, 2017	566,358	25,024	47,830	19,494	658,706

Accumulated amortisation and impairment
January 1, 2016	(300,509)	(7,455)	(37,883)	—	(345,847)

Charge for the year	(53,371)	(1,262)	(5,323)	—	(59,956)
Disposal of UMS	1,121	62	214	—	1,397
Transfer to assets held for sale	846	—	5	—	851
Disposal	19,126	134	2,768	—	22,028
Other	(222)	(182)	227	—	(177)
Foreign exchange differences	12,061	551	1,816	—	14,428

December 31, 2016	(320,948)	(8,152)	(38,176)	—	(367,276)

Charge for the year	(53,258)	(1,114)	(3,929)	—	(58,301)
Effect on assets impairment	(2,175)	(393)	(295)	(764)	(3,627)
Transfer to assets held for sale	940	—	22	—	962
Disposal	24,248	284	5,053	—	29,585
Other	(458)	33	395	—	(30)
Foreign exchange differences	2,892	(79)	231	—	3,044

December 31, 2017	(348,759)	(9,421)	(36,699)	(764)	(395,643)

Net book value
January 1, 2016	242,021	19,866	11,809	28,966	302,662

December 31, 2016	227,110	17,291	11,074	17,366	272,841

December 31, 2017	217,599	15,603	11,131	18,730	263,063

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

11. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Charge of amortization for 2015 year for Network and base station equipment, Land and buildings and Office equipment, vehicles and other was RUB 51,967 million, RUB 930 million and RUB 5,385 million, respectively.

        The amount of the compensation from third parties for items of property, plant and equipment that were accidentally damaged during construction in Moscow for the years ended December 31, 2017, 2016 and 2015 totaled RUB 1,231 million, RUB 1,350 million and RUB 1,010 million, respectively, and was included in the accompanying consolidated statements of profit or loss as component of other operating income.

12. GOODWILL

        The change in the net carrying amount of goodwill for the years ended December 31, 2017 and 2016 by operating segments was as follows:

	Russia convergent	Moscow fixed line	Ukraine	Other	Total
Balance at January 1, 2016
Gross amount of goodwill	30,266	1,083	129	7,972	39,450
Accumulated impairment loss	(1,466)	—	—	(3,516)	(4,982)

	28,800	1,083	129	4,456	34,468

Currency translation adjustment	—	—	(34)	(749)	(783)

Balance at December 31, 2016
Gross amount of goodwill	30,266	1,083	95	7,223	38,667
Accumulated impairment loss	(1,466)	—	—	(3,516)	(4,982)

	28,800	1,083	95	3,707	33,685

Acquisitions (Note 4)	62	—	—	732	794
Reclassification	(81)	81	—	—	—
Currency translation adjustment	—	—	(8)	(190)	(198)

Balance at December 31, 2017
Gross amount of goodwill	30,247	1,164	87	7,765	39,263
Accumulated impairment loss	(1,466)	—	—	(3,516)	(4,982)

	28,781	1,164	87	4,249	34,281

13. IMPAIRMENT REVIEW

        Goodwill—Management of the Group performs impairment tests for the goodwill assigned to the cash-generating units at least annually and when there are any indications that the carrying amount of the CGU is impaired.

        Tangible and intangible assets excluding goodwill—At the end of each reporting period, management of the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists,

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. IMPAIRMENT REVIEW (Continued)

the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss.

        When reviewing for indicators of impairment management of the Group considers the relationship between its market capitalization and book value, changes in country risk premiums and other.

        When the carrying amount of the CGU exceeds its recoverable amount, assets allocated to this CGU must be impaired.

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

        During the year ended December 31, 2017 the Group recognized impairment charges in the amount of RUB 3,775 million, including RUB 3,204 million in respect of the non-current assets of the CGU "Turkmenistan" and RUB 571 million in respect of the non-current assets of the CGU "NVision Czech Republic". Impairment charges were recorded in a separate line item as a part of operating profit in the consolidated statements of profit or loss.

        CGU "Turkmenistan" provided mobile services across multiple regions of Turkmenistan.The impairment in the CGU "Turkmenistan" reflects uncertainty in respect of the ability to continue operations in Turkmenistan. In September, 2017, the Group's subsidiary in Turkmenistan suspended the provision of telecommucation services to its subscribers, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to servicing clients. The recoverable amount of the CGU "Turkmenistan" was equal to nil as of December 31, 2017.

        CGU "NVision Czech Republic" tailors in-house software solutions, provides support and managed services to telecom operators, delivers electronic and mechanical manufacturing services. The impairment in the CGU "NVision Czech Republic" reflects lower operating performance. The recoverable amount of the CGU "NVision Czech Republic" was RUB 954 million as of December 31, 2017.

        Impairment charges are attributable to operating segments of the Group, reported as a part of the "Other" category, which does not constitute a reportable segment (Note 26).

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. IMPAIRMENT REVIEW (Continued)

        The total amount of the impairment loss for the year ended December 31, 2017 was allocated to the carrying amounts of property, plant and equipment and other intangible assets as follows:

	Turkmenistan	NVision Czech Republic
Property, plant and equipment	3,063	564
Other intangible assets	141	7

Total	3,204	571

        During the year ended December 31, 2016 no impairment charges were recorded.

        As a result of impairment test as of December 31, 2015 the impairment charge of RUB 3.5 billion was recorded in a separate line item within operating profit in the consolidated statement of profit or loss in respect of the Group's investment in the CGU "Armenia". CGU "Armenia" provides mobile and fixed line services across multiple regions of Armenia. The impairment charge is attributable to the operating segment of the Group, reported as a part of the "Other" category, which does not constitute a reportable segment (Note 26). This charge relates solely to goodwill. The impairment reflects the decrease of interconnect traffic and related revenue due to dramatic growth of prices for international calling from Russia to Armenia. The recoverable amount of CGU "Armenia" was RUB 18.5 billion as of December 31, 2015.

  Key assumptions used for value in use calculation:

        OIBDA margin and capital expenditures were primarily derived from internal sources, based on past experience and extended to include management expectations.

        The table below presents OIBDA margin utilized for value in use calculation of related CGUs:

CGU	December 31, 2017	December 31, 2016
Russia convergent	38.0% - 39.1%	34.6% - 37.0%
Armenia	40.2% - 41.2%	42.0% - 45.0%
Moscow fixed line	41.0% - 48.5%	42.2% - 51.0%
Ukraine	31.4% - 40.6%	40.6% - 46.5%
NVision Czech Republic	4.2%	5.5% - 6.8%

        The table below presents capital expenditure as a percentage of revenue utilized for value in use calculation of related CGUs:

CGU	December 31, 2017	December 31, 2016
Russia convergent	17.2%	18.8%
Armenia	17.8%	11.9%
Moscow fixed line	20.6%	17.5%
Ukraine	22.7%	19.9%
NVision Czech Republic	2.5%	2.7%

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

        The table below presents terminal growth rate utilized for value in use calculation of related CGUs:

CGU	December 31, 2017	December 31, 2016
Russia convergent	1%	1%
Armenia	nil	nil
Moscow fixed line	1%	1%
Ukraine	3%	3%
NVision Czech Republic	2%	2%

        The discount rate, applied to measure free cash flow is the weighted average cost of capital according to the finance structure established for each CGU.

        The table below presents pre-tax rates for discounting of cash flows in functional currencies of related CGUs:

CGU	December 31, 2017	December 31, 2016
Russia convergent	16.0%	15.1%
Armenia	15.2%	15.5%
Moscow fixed line	14.5%	13.7%
Ukraine	20.8%	21.6%
NVision Czech Republic	8.7%	8.7%

Sensitivity analysis

        Management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount, except for the CGU "NVision Czech Republic".

        After the recognition of the impairment of non-current assets the carrying value of the CGU "NVision Czech Republic" is equal to the estimated recoverable amount, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognized.

        The changes in the following table to assumptions used in the impairment review of the CGU "NVision Czech Republic" would have, in isolation, led to following changes to the impairment loss recognized in the year ended December 31, 2017:

	Increase by 1 pps	Decrease by 1 pps
Pre-tax discount rate	(127)	172
OIBDA margin	523	(523)
Average capital expenditure as a percentage of revenue	(523)	523

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

14. OTHER INTANGIBLE ASSETS

        Net book value of other intangible assets as at December 31, 2017, December 31, 2016 and January 1, 2016 was as follows:

	Licenses	Right to use radio frequencies	Billing and other software	Client base	Numbering capacity	Other	Total
Useful life, years	1 to 20	1 to 15	1 to 25	4 to 31	2 to 15	1 to 10
Cost
January 1, 2016	28,490	9,326	93,134	7,537	3,208	9,767	151,462

Additions	3,382	245	27,658	—	65	232	31,582
Arising on business combinations (Note 4)	323	—	—	—	—	—	323
Disposal of UMS	—	—	(1,891)	—	—	(3,687)	(5,578)
Disposal	(2)	(582)	(10,509)	(164)	(160)	(2,842)	(14,259)
Other	44	(40)	(87)	—	(4)	(40)	(127)
Foreign exchange differences	(5,101)	—	(3,763)	—	(39)	(1,187)	(10,090)

December 31, 2016	27,136	8,949	104,542	7,373	3,070	2,243	153,313

Additions	1,647	13	24,686	—	12	219	26,577
Arising on business combinations (Note 4)	260	—	163	—	—	150	573
Disposal	(93)	(1,112)	(8,429)	(50)	(158)	(166)	(10,008)
Other	(2)	1	(6)	—	—	57	50
Foreign exchange differences	(1,207)	—	(980)	—	(9)	(23)	(2,219)

December 31, 2017	27,741	7,851	119,976	7,323	2,915	2,480	168,286

Accumulated amortisation and impairment
January 1, 2016	(9,873)	(4,261)	(50,557)	(3,619)	(2,996)	(5,560)	(76,866)

Charge for the year	(2,092)	(1,170)	(18,002)	(620)	(46)	(1,389)	(23,319)
Disposal of UMS	—	—	494	—	—	2,162	2,656
Disposal	2	582	10,193	164	160	2,836	13,937
Other	(7)	20	43	—	(13)	(42)	1
Foreign exchange differences	2,007	—	2,697	—	34	668	5,406

December 31, 2016	(9,963)	(4,829)	(55,132)	(4,075)	(2,861)	(1,325)	(78,185)

Charge for the year	(2,180)	(1,042)	(17,614)	(616)	(57)	(224)	(21,733)
Effect on assets impairment	—	—	(148)	—	—	—	(148)
Disposal	92	1,108	8,345	50	158	157	9,910
Other	—	2	(17)	—	(4)	(31)	(50)
Foreign exchange differences	570	—	726	—	8	13	1,317

December 31, 2017	(11,481)	(4,761)	(63,840)	(4,641)	(2,756)	(1,410)	(88,889)

Net book value
January 1, 2016	18,617	5,065	42,577	3,918	212	4,207	74,596

December 31, 2016	17,173	4,120	49,410	3,298	209	918	75,128

December 31, 2017	16,260	3,090	56,136	2,682	159	1,070	79,397

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

14. OTHER INTANGIBLE ASSETS (Continued)

        Charge of amortization for 2015 year for Licenses, Right to use radio frequencies, Billing and other software, Client base, Numbering capacity and Other was RUB 1,447 million, RUB 1,202 million, RUB 16,933 million, RUB 692 million, RUB 147 million and RUB 3,770 million, respectively.

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

        Operating licenses contain a number conditions specified by legislation which generally include the required date of services provision, territorial coverage and expiration date. Management believes that the Group is in compliance with all material terms of its licenses.

        The Group's operating licenses do not provide for automatic renewal. All licenses covering the territories of the Russian Federation expired as of December 31, 2017 were renewed. The cost to renew the licenses was not significant. Weighted-average period until the next renewal of licenses in the Russian Federation is five years.

        The license for the provision of telecommunication services in Ukraine was renewed in 2013 and is valid until 2026. The license for the provision of telecommunication services in Armenia is valid until 2019.

        Contractual obligations to purchase intangible assets are disclosed in the Note 30.

15. BORROWINGS

        The Group's borrowings comprise the following:

	December 31, 2017	December 31, 2016
Notes	108,776	78,186
Bank and other loans	182,937	195,088
Finance lease obligations	11,857	11,046

Total borrowings	303,570	284,320

Less: current portion	(64,474)	(47,207)
Total borrowings, non-current	239,096	237,113

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

        Notes—The Group's Notes consisted of the following:

	Currency	Interest rate (actual at December 31, 2017)	December 31, 2017	December 31, 2016
MTS International Notes due 2023 (Note 2)	USD	5.00%	26,187	28,218
MTS International Notes due 2020 (Note 2)	USD	8.625%	17,621	18,537
MTS PJSC Notes due 2022	RUB	7.70%	14,947	—
MTS PJSC Notes due 2023	RUB	8.25%	9,997	9,984
MTS PJSC Notes due 2031	RUB	9.40%	9,994	9,986
MTS PJSC Notes due 2022	RUB	9.00%	9,991	—
MTS PJSC Notes due 2021	RUB	8.85%	9,986	—
MTS PJSC Notes due 2018	RUB	7.70%	9,986	—
MTS PJSC Notes due 2020	RUB	9.25%	49	1,448
MTS PJSC Notes due 2017	RUB	8.70%	—	9,995
Other Notes due 2018-2022	RUB	0.25% - 10%	18	18

Total notes			108,776	78,186

Less: current portion			(29,979)	(11,389)
Total notes, non-current			78,797	66,797

        The Group has an unconditional obligation to repurchase certain MTS PJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2023	March 2018
MTS PJSC Notes due 2031	August 2018
MTS PJSC Notes due 2020	November 2018

        The Group discloses these notes as maturing in 2018 (MTS PJSC Notes due 2023; MTS PJSC Notes due 2031; MTS PJSC Notes due 2020) in the aggregated maturities schedule as the noteholders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons.

        As of Desember 31, 2017 the Group had no outstanding repurchase transactions. As of December 31, 2016 the Group had the following outstanding repurchase transactions with a due date on January 09, 2017:

	No of Notes	Due amount	Unrealized premium	Total
MTS PJSC Notes due 2018	2,777,440	2,588	—	2,588

				2,588

        The above balances are included in the short-term portion of bank loans and other debt disclosed below.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

        Bank and other loans—The Group's loans from banks and financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2017)	December 31, 2017	December 31, 2016
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2018 - 2020	LIBOR + 1.15% (2.994%)	17,077	25,394
Citibank	2018 - 2024	LIBOR + 0.9% (2.744%)	10,592	12,812
Skandinavska Enskilda Banken AB	2017	LIBOR + 0.23% – 1.8% (2.069% – 3.644%)	—	1,163

			27,669	39,369
EUR-denominated:
Credit Agricole Corporate Bank and BNP Paribas	2017	EURIBOR + 1.65% (1.38%)	—	876
LBBW	2017	EURIBOR +1.52% (1.25%)	—	296

			—	1,172
RUB-denominated:
Sberbank	2018 - 2021	8.45% – 9.85%	149,890	144,813
VTB	2021	7.99%	5,000	—
Gasprombank	2018	9.6% – 10.9%	—	4,000
Notes in REPO	2018	Various	—	2,588
Citibank	2018	9.9% – 9.95%	—	2,400
Other	2018 - 2025	Various	247	533

			155,137	154,334
Other currencies:
Various financial institutions	2018 - 2020	Various	131	213

			131	213
Total bank and other loans			182,937	195,088
Less: current portion			(33,694)	(35,188)

Total bank and other loans, non-current			149,243	159,900

        Compliance with covenants—Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to incur debt, carry on transactions with related parties, create liens on properties, dispose assets, including GSM and 3G licenses for several license areas, issue guaranties, grant loans to employees and entities, delist notes, delay coupon payments, merge or consolidate MTS

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

PJSC with another entity or be a subject to a court decision to pay over USD 75 million (RUB 4,320 million as of the reporting date, which remains unsatisfied for more than 60 days) or be a subject to a court decision to pay over USD 250 million (RUB 14,400 million as of the reporting date, which remains unsatisfied for more than 180 days) without being appealed, discharged or waived.

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

        The Group was in compliance with all existing notes and bank loans covenants as of December 31, 2017.

        Available credit facilities—As of December 31, 2017, the Group's total available unused credit facilities amounted to RUB 36,000 million and related to the following credit lines:

	Currency	Maturity	Interest rate	Available till	Available amount
Sberbank	RUB	2021	To be agreed	April 2021	20,000
VTB	RUB	2021	7.99%	January 2021	10,000
Absolut Bank	RUB	2019	CBR[1] auction rate + 1.25% – 1.8%	December 2019	3,000
SPB Bank	RUB	2020	To be agreed	March 2020	3,000

Total					36,000

(1)
CBR—Central Bank of Russia

        In addition, the Group has a credit facility made available by Citibank at MosPrime + 1.50% interest rate with the available amount set up on request and to be repaid within 182 days.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

        The following table presents the aggregated scheduled maturities of principal on notes and bank loans (gross of debt issuance costs) outstanding for the five years ending December 31, 2022 and thereafter:

	As of December 31, 2017
	Notes	Bank loans and other debt
Payments due in the year ending December 31, 2018	30,054	34,005
2019	—	74,229
2020	17,677	51,240
2021	10,012	19,920
2022	25,000	1,753
Thereafter	26,257	2,640

Total	109,000	183,787

Less: unamortized debt issuance costs	(224)	(850)
Total debt	108,776	182,937

        Early repayment of Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG (Tranche B) debt—On March 1, 2018 the Group fully repaid its outstanding loans of Tranche B in whole amount of USD 224.7 million (RUB 12,668 million), in addition to the amount of interest accrued.

        Finance lease obligations—The following table presents a summary of net book value of leased property, plant and equipment:

	December 31, 2017	December 31, 2016
Network and base station equipment	8,098	6,906
Office equipment, vehicles and other	63	66

Leased assets, net	8,161	6,972

        Additions under finance lease agreements for the years ended December 31, 2017, 2016 and 2015 amounted to RUB 3,339 million, RUB 1,117 million and RUB 1,735 million respectively. Depreciation of the assets under finance leases for the years ended December 31, 2017, 2016 and 2015 amounted to RUB 702 million, RUB 603 million and RUB 554 million, respectively, and was included in depreciation and amortization expense in the accompanying consolidated statement of profit or loss.

        Interest expense accrued on finance lease obligations for the year ended December 31, 2017, 2016 and 2015 amounted to RUB 954 million, RUB 855 million and RUB 756 million, respectively, and was included in finance costs in the accompanying consolidated statement of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. BORROWINGS (Continued)

        The following tables present future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Minimum lease payments, including:
Current portion (less than 1 year)	1,763	1,432
More than 1 to 5 years	6,837	6,079
Over 5 years	12,845	11,061

Total minimum lease payments	21,445	18,572

Less amount representing interest	(9,588)	(7,526)
Present value of net minimum lease payments, including:
Current portion (less than 1 year)	801	630
More than 1 to 5 years	3,138	3,055
Over 5 years	7,918	7,361
Total present value of net minimum lease payments	11,857	11,046

Less current portion of lease obligations	(801)	(630)
Non-current portion of lease obligations	11,056	10,416

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. RECONCILIATION OF LIABILITIES ARISING FROM FINANCIAL ACTIVITIES

	December 31, 2016	Financing cash flows	Operating cash flows	Acquisitions	Foreign exchange movement	Currency translation adjustment	Change in fair value	Other changes(2)	December 31, 2017
Notes (Note 15)	78,186	32,860	—	—	(2,339)	—	—	69	108,776
Bank and other loans (Note 15)	195,088	(7,103) (1)	—	27	(5,478) (1)	(12)	—	415	182,937
Finance lease obligation (Note 15)	11,046	(774)	(854)	—	(368)	—	—	2,807	11,857
Credit guarantee agreement related to foreign-currency hedge (Note 19)	2,907	(1,766)	—	—	(145)	—	—	—	996
Contingent Consideration (Note 18)	3	—	—	175	2	—	—	—	180
Payables related to repurchase of common stock (Note 23)	—	(21,896)	—	—	—	—	—	21,896	—
Dividends payable (Note 23)	87	(51,759)	—	—	—	—	—	51,797	125
Payable related to purchase of noncontrolling interests	—	(7)	—	—	—	—	—	7	—
Liability under put option agreement (Note 28)	2,243	—	—	402	—	(101)	(120)	—	2,424

Total liabilities arising from financial activities	289,560	(50,445)	(854)	604	(8,328)	(113)	(120)	76,991	307,295

(1)
Including cash flows from cross-currency swaps

(2)
Including accrual of liabilities related to dividends declared, repurchase of common stock, additions under finance lease agreements, depreciation of debt issuance cost and others changes that are not material.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. PROVISIONS

        The following table summarizes the movement in provisions for the year ended December 31, 2017, 2016 and 2015:

	Tax provisions other than for income tax	Provision for decommissioning and restoration	Employee bonuses and other rewards	Other provisions	Total provisions
At 1 January 2015	(2,974)	(1,640)	(6,901)	(7)	(11,522)

Arising during the year	(481)	(107)	(10,478)	(27)	(11,093)
Utilised	24	—	8,706	7	8,737
Discount rate adjustment and imputed interest (change in estimates)	—	256	87	—	343
Unused amounts reversed	2,951	25	846	6	3,828
Arising due to subsidiary purchase	(15)	—	(456)	(186)	(657)
Translation adjustments and other	(30)	7	(41)	—	(64)

At 31 December 2015	(525)	(1,459)	(8,237)	(207)	(10,428)

Current 2015	(525)	—	(7,131)	(207)	(7,863)
Non-current 2015	—	(1,459)	(1,106)	—	(2,565)
At 1 January 2016	(525)	(1,459)	(8,237)	(207)	(10,428)

Arising during the year	(1,058)	(45)	(14,085)	(275)	(15,463)
Utilised	374	8	12,482	223	13,087
Discount rate adjustment and imputed interest (change in estimates)	—	(142)	(51)	—	(193)
Unused amounts reversed	742	430	1,096	34	2,302
Disposal of a subsidiary		—	91	—	91
Translation adjustments and other	10	17	152	—	179

At 31 December 2016	(457)	(1,191)	(8,552)	(225)	(10,425)

Current 2016	(457)	—	(7,393)	(225)	(8,075)
Non-current 2016	—	(1,191)	(1,159)	—	(2,350)
At 1 January 2017	(457)	(1,191)	(8,552)	(225)	(10,425)

Arising during the year	(229)	(108)	(15,181)	(534)	(16,052)
Utilised	342	5	12,203	92	12,642
Discount rate adjustment and imputed interest (change in estimates)	—	(103)	41	—	(62)
Unused amounts reversed	33	338	1,233	101	1,705
Translation adjustments and other	1	10	99	(79)	31

At 31 December 2017	(310)	(1,049)	(10,157)	(645)	(12,161)

Current 2017	(310)	—	(8,897)	(645)	(9,852)
Non-current 2017	—	(1,049)	(1,260)	—	(2,309)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

1.     Financial assets

	December 31, 2017	December 31, 2016
Trade and other receivables (Note 9)	28,017	29,805
Accounts receivable, related parties (Note 22)	11,360	8,094
Cash and Cash equivalents (Note 5)	30,586	18,470
Other financial assets:
Financial assets at fair value through profit or loss:
Assets in Sistema-Capital trust management	9,600	3,721

Total financial assets at fair value through profit or loss	9,600	3,721

Financial assets at fair value through OCI:
Notes	57	65
Cross-currency swap designated as cash flow hedge	8,403	13,632

Total financial assets at fair value through OCI	8,460	13,697

Loans and receivables:
Bank deposits	27,836	30,906
Loans and receivables	5,415	8,221
Notes	8,480	804
Other	1,810	1,504

Total loans and receivables	43,541	41,435

Total other financial assets	61,601	58,853

Total financial assets	131,564	115,222
Total current financial assets	(120,719)	(61,333)

Total non-current financial assets	10,845	53,889

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (Continued)

2.     Financial liabilities

	December 31, 2017	December 31, 2016
Trade and other payables	47,314	41,473
Accounts payable, related parties (Note 22)	1,102	1,014
Financial liabilities at amortised cost:
Loans and borrowings:
Notes	108,776	78,186
Bank and other loans	182,937	195,088
Finance lease obligations	11,857	11,046

Total loans and borrowings	303,570	284,320
Guarantee payment received	996	2,907

Total financial liabilities at amortized cost	304,566	287,227

Other financial liabilities at fair value:
Financial liabilities at fair value through profit or loss:
Deliverable currency forward not designated as hedge	—	142
Liabilities under option agreements (Note 28)	2,424	2,243
Interest rate swaps designated as cash flow hedges	390	—

Total financial liabilities at fair value through profit or loss	2,814	2,385

Financial liabilities at fair value through OCI:
Interest rate swaps designated as cash flow hedges	—	531
Cross-currency swap designated as cash flow hedge	274	—

Total financial liabilities at fair value through OCI	274	531

Total other financial liabilities at fair value	3,088	2,916

Total financial liabilities	356,070	332,630
Total current financial liabilities	(115,926)	(92,743)

Total non-current financial liabilities	240,144	239,887

        Group financial liabilities are represented by trade and other payables, notes and bank loans. The main purpose of these financial liabilities is to finance the Group's operations and capital expenditures. The Group's principal financial assets include loans and investments, trade and other receivables, cash and deposits.

        The Group accounts for its financial assets and liabilities at amortized cost, except for derivative instruments, marketable securities, assets in Sistema-Capital trust management and liabilities under option agreements, which are accounted for at fair value.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (Continued)

        The fair value measurement of the Group's derivative instruments and investments in Sistema-Capital trust management is based on the observable yield curves for similar instruments and represents the estimated amount the Group would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates, foreign exchange spot and forward rates.

        The table below presents the fair value of financial instruments:

	Level of inputs	December 31, 2017	December 31, 2016
Assets
Sistema International Funding S.A. Bonds due in 2019 (related party) (Note 6, 22)	Level 1	57	65
Derivative instruments	Level 2	8,403	13,632
Cross-currency interest rate swap		8,403	13,632
Assets in Sistema-Capital trust management (related party) (Note 6, 22)	Level 2	9,600	3,721
Liabilities
Derivative instruments	Level 2	(664)	(673)
Interest rate swap		(390)	(531)
Cross-currency interest rate swap		(274)	—
Deliverable currency forward		—	(142)
Liabilities under option agreements	Level 3	(2,424)	(2,243)
Contingent consideration	Level 3	(180)	(3)

        For the year ended December 31, 2017, 2016 and 2015, net realized gains and losses of Level 3 liabilities resulting from fair value measurements amounted to RUB 120 million gain, RUB 199 million gain and RUB 1,014 million gain, respectively and were recognized as a part of change in fair value of financial instruments' in consolidated statement of profit or loss. No unrealized gains or losses of Level 3 liabilities resulted from fair value measurements were recognized during the years ended December 31, 2017, 2016 and 2015.

        The liability under put option agreement for redeemable NCI in MTS Armenia in amount of RUB 2,012 million is measured at fair value using a discounted cash flow technique. The most significant quantitative inputs used to measure the fair value of the liability under put option agreement for redeemable NCI in MTS Armenia are presented in the table below:

Unobservable inputs	December 31, 2017	December 31, 2016
Post-tax discount rate	13%	13%
Revenue growth rate	0.0 - (0.5)% (av. –0.2%)	(0.9) - (2.9)% (av. –1.8%)
OIBDA margin	40.2 - 41.2% (av. 40.7%)	42.0 - 45.0% (av. 43.5%)

        The liability under option agreement for redeemable NCI in Oblachny Retail in amount of RUB 412 million is calculated based on agreed fixed formula, which includes future operating and financial

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (Continued)

indicators. The most significant quantitative inputs used to measure the fair value of the liability under option agreement for redeemable NCI in Oblachny Retail are presented in the table below:

Unobservable inputs	December 31, 2017
Discount rate	10%
Revenue, average amount per year	632
EBITDA margin, average rate	13,0%
Net debt, average amount per year	(129)

        The carrying value of the Group's financial instruments accounted for at amortized cost approximates their fair value due to their short-term nature and market interest rates, except for borrowings, gross of debt issuance cost, as disclosed in the table below:

		December 31, 2017		December 31, 2016
	Level of inputs	Fair value	Carrying value	Fair value	Carrying value
Notes (Note 15)	Level 1	(112,531)	(109,000)	(81,462)	(78,381)
Bank and other loans (Note 15)	Level 3	(183,543)	(183,787)	(199,131)	(196,382)

		(296,074)	(292,787)	(280,593)	(274,763)

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

        There were no transfers between levels of inputs within the hierarchy during the years ended December 31, 2017, 2016 and 2015.

        There were no transfers between the accounting categories of financial instruments during the years ended December 31, 2017, 2016 and 2015.

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

Market risk

        Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group is primarily exposed to the following types of market risks: interest rate risk and currency exchange rates fluctuations. Financial instruments affected

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. FINANCIAL RISK MANAGEMENT (Continued)

by market risk include loans and borrowings, deposits, and derivative financial instruments. The sensitivity analyses in the following sections relate to the financial position as of December 31, 2017, 2016 and 2015.

Interest rate risks

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings.

  •
  Variable interest rate

        Group's bank loans denominated in US Dollars and Euros primarily bear floating interest rate. To eliminate the exposure of changes in variable interest rates related to its debt obligations, the Group enters into variable-to-fixed interest rate swap agreements, so that interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective cash flow hedges. In aggregate, the Group entered into variable-to-fixed interest rate swap agreements designated to manage the exposure of changes in variable interest rates related to 100% and 28.6% of the Group's bank loans with variable rates outstanding as of December 31, 2017 and 2016, respectively.

  •
  Fixed interest rate risk

        Group's Notes and bank loans denominated in Russian Rubles bear primarily fixed interest rates. To eliminate the exposure of changes in value of debt obligations, the Group enters into fixed-to-variable interest rate swap agreements. In aggregate, the Group entered into fixed-to-variable interest rate swap agreements designated to manage the exposure of changes in value of the debt related to 7.9% and 12.9% of the Group's Notes and bank loans with fixed rates outstanding as of December 31, 2017 and 2016, respectively.

        The notionals related to interest rate derivative instruments amounted to RUB 49,429 million and RUB 49,451 million as of December 31, 2017 and 2016, respectively.

Sensitivity analysis

        A reasonably possible increase of 100 basis points in short term interest rates would have resulted in RUB 44 million, RUB 704 million and RUB 933 million future increases of interest expense for the years ended December 31, 2017, 2016 and 2015, respectively. The same decrease in short term interest rates would have resulted in RUB 44 million, RUB 704 million and RUB 933 million future decreases of finance cost for the years ended December 31, 2017, 2016 and 2015, respectively. There will be no material impact on equity.

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

        The Group has entered into several cross-currency swap agreements. The contracts designated to manage the exposure of changes in currency exchange rate. The contracts assumed periodic exchange of principal and interest payments from RUB-denominated amounts to USD-denominated amounts at a specified rate. The rate was determined by the market spot rate upon issuance. Cross-currency interest rate swap contracts mature in 2019-2024.

        In aggregate the Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in currency exchange rate for 39.6% of the Group's USD-denominated Notes and bank loans outstanding as of December 31, 2017 and 29.2% of its USD-and Euro-denominated Notes and bank loans outstanding as of December 31, 2016.

        The notionals related to currency derivative instruments amounted to RUB 28,669 million and RUB 25,885 million as of December 31, 2017 and 2016, respectively.

        The Group has entered into deliverable currency forward agreements to minimize foreign currency risk exposure for operating activities. The contracts assumed the purchase or sale of the agreed amount of currency at a specified exchange rate and date. The rate was determined by the market spot rate upon issuance. As the result of deliverable currency forward agreements, unfulfilled as of December 31, 2017, 2016 and 2015, the Group recognized nil, RUB 142 mln loss and nil in the consolidated statement of profit and loss for the years ended December 31, 2017, 2016 and 2015.

        The notionals related to deliverable currency forward instruments, unfulfilled as of December 31, 2017 and 2016, amounted to nil and RUB 18,339 mln, respectively.

        The following table presents the effect of the Group's swap agreements designated as cash flow hedges in accumulated other comprehensive income for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Accumulated derivatives (loss) / income, beginning of the year, net of tax of (26) and 261 and 1,067, respectively	(103)	1,045	4,268
Fair value adjustments on hedging derivatives, net of tax of (628) and (2,279) and 738, respectively	(2,512)	(9,116)	2,952
Amounts reclassified to loss / (profit) for the year during the period, net of tax of 739 and 1,992 and (1,544), respectively	2,955	7,968	(6,175)

Accumulated derivatives income / (loss), end of the year, net of tax of 85 and (26) and 261, respectively	340	(103)	1,045

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. FINANCIAL RISK MANAGEMENT (Continued)

        The following tables demonstrate the sensitivity to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant.

	Change in rate	USD—effect on profit before tax RUB mln,	EUR—effect on profit before tax RUB mln
2017	+5%	(447)	830
	–5%	447	(830)
2016	+20%	(6,722)	2,274
	–20%	6,722	(2,274)
2015	+20%	(8,986)	5,664
	–20%	8,986	(5,664)

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

        As at December 31, 2017, current liabilities exceeded current assets by RUB 10,639 million. Management believes the Group has sufficient existing and continuing access to liquidity through both operating cash flows and the availability of committed credit facilities of RUB 36,000 million (Note 15).

Credit risk

        Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss. The Group is exposed to credit risk primarily from its investing activities.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. FINANCIAL RISK MANAGEMENT (Continued)

        The Group considers its exposure to credit risk as of December 31, 2017, and 2016 to be as follows:

	December 31, 2017	December 31, 2016
Trade and other receivables	28,017	29,805
Bank deposits	27,836	30,905
Loan and notes	13,952	9,090
Assets in Sistema-Capital trust management	9,600	3,721
Derivative financial instruments	8,403	13,632

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

        On December 15, 2015 Barclays bank and the Group signed an addendum to existing cross currency swap agreements. According to the terms of the addendum parties agreed to set credit exposure limits to one another, which permits to mitigate their credit risk by requiring other party to transfer collateral payments. The balance of Barclays bank's transfer of collateral payments to the Group is RUB 1.0 billion and RUB 2.9 billion as of December 31, 2017 and 2016, respectively.

        Concentrations of credit risk with respect to trade receivables are limited given that the Group's customer base is large and unrelated. Therefore management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables.

20. INCOME TAX

        Significant components of income tax expense for the year ended December 31, 2017, 2016 and 2015 was as follows:

	Year ended December 31,
	2017	2016	2015
Current income tax charge	20,712	15,177	11,865
Adjustments recognised for current tax of prior periods	673	98	284

Total current income tax	21,385	15,275	12,149

Deferred tax	(2,408)	(137)	1,782

Income tax expense on continuing operations	18,977	15,138	13,931

        Income tax expense on continuing operations excludes the tax income from the discontinued operations of RUB nil, RUB 192 million and RUB 661 million for the year ended December 31, 2017, 2016 and 2015, respectively; it has been included in loss from discontinued operations (Note 27).

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. INCOME TAX (Continued)

        The statutory income tax rates in jurisdictions in which the Group operates for 2017, 2016 and 2015 were as follows: Russia and Armenia—20%, Ukraine—18%, Turkmenistan—8%, Czech Republic –19%. The Russian statutory income tax rate of 20% reconciled to the Group's effective income tax rate for the year ended December 31, 2017, 2016 and 2015 as follows:

	Year ended December 31,
	2017	2016	2015
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
Expenses not deductible for tax purposes	1.7	2.1	3.1
Prior periods tax effects	0.8	0.1	0.5
Different tax rate of foreign subsidiaries	—	(0.5)	(0.8)
Earnings distribution from subsidiaries	0.9	0.2	(1.9)
Change in fair value of derivative financial instruments	0.4	0.3	(0.1)
Derecognition of deferred tax assets	0.7	—	—
Other	0.6	0.2	—

Effective income tax rate	25.1%	22.4%	20.8%

        As of December 31, 2017 and 2016 the Group reported the following deferred income tax assets and liabilities in the consolidated statement of financial position:

	December 31, 2017	December 31, 2016
Deferred tax assets	5,545	6,150
Deferred tax liabilities	(23,773)	(26,611)

Net deferred tax liabilities	(18,228)	(20,461)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2016 were as follows:

	January 1, 2016	Recognised in profit / loss	Recognised in other comprehensive income	Effect of disposal	December 31, 2016
Assets / (liabilities) arising from tax effect of:
Depreciation of property, plant and equipment	(15,648)	(325)	(653)	(2,675)	(19,301)
Other intangible assets	(6,454)	(1,241)	29	572	(7,094)
Potential distributions from / to Group's subsidiaries / associates	(4,738)	203	548	—	(3,987)
Licenses	(1,805)	(431)	137	—	(2,099)
Customer base	(782)	122	—	—	(660)
Accrued expenses for services	7,807	(1,280)	(131)	(14)	6,382
Lease obligations	2,351	(152)	—	—	2,199
Loss carryforward	1,887	383	(49)	(304)	1,917
Provision for investment in Delta Bank in Ukraine	889	—	(236)	—	653
Deferred connection fees	639	(20)	(32)	(47)	540
Hedge and other	(2,205)	3,070	131	(7)	989

Net deferred tax liability	(18,059)	329	(256)	(2,475)	(20,461)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2017 were as follows:

	December 31, 2016	Recognised in profit / loss	Recognised in other comprehensive income	Effect of acquisitions	Effect of derecognition	December 31, 2017
Assets / (liabilities) arising from tax effect of:
Depreciation of property, plant and equipment	(19,301)	599	(39)	—	(180)	(18,921)
Other intangible assets	(7,094)	(290)	(8)	(59)	(3)	(7,454)
Potential distributions from / to Group's subsidiaries / associates	(3,987)	(175)	119	—	—	(4,043)
Licenses	(2,099)	80	25	—	—	(1,994)
Customer base	(660)	124	—	—	—	(536)
Accrued expenses for services	6,382	761	(9)	—	(3)	7,131
Lease obligations	2,199	164	—	—	—	2,363
Loss carryforward	1,917	226	—	—	—	2,143
Provision for investment in Delta Bank in Ukraine	653	—	(52)	—	—	601
Deferred connection fees	540	33	(11)	—	—	562
Hedge and other	989	1,077	(141)	—	(5)	1,920

Net deferred tax liability	(20,461)	2,599	(116)	(59)	(191)	(18,228)

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

        Federal law #401-FZ dated November 30, 2016 allowed for the indefinite carry forward of tax losses, whereas previously carry forward of tax losses was restricted to 10 years. Also the law specified that tax base for the years 2017-2020 may not be reduced by tax losses carried forward for the amount exceeding 50% of the base.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. INCOME TAX (Continued)

        Unused tax losses with indefinite expiry date, for which deferred tax assets were not recognized in the consolidated statement of financial position as of December 31, 2017 and 2016 amounted to RUB 18,003 million and RUB 8,307 million, respectively.

        The Group accrued following amounts for uncertain income tax positions as component of income tax payable:

	December 31, 2017	December 31, 2016
Uncertain income tax positions	906	756

        Generally, uncertain income tax positions were originated from results of tax audit.

21. EARNINGS PER SHARE

        The following table sets forth the computation of earnings per share for the year ended December 31, 2017, 2016 and 2015:

	Year ended, December 31, 2017	Year ended, December 31, 2016	Year ended, December 31, 2015
Numerator:
Profit for the year from continuing operations attributable to the owners of the company	56,042	51,841	52,323
Loss for the year from discontinued operations attributable to the owners of the company	—	(3,367)	(2,834)
Denominator, in thousands:
Weighted-average ordinary shares outstanding	1,953,779	1,989,282	1,988,728
Employee stock options	1,779	1,412	1,468

Weighted-average diluted shares outstanding	1,955,558	1,990,694	1,990,196

Earnings per share—basic, RUB	28.68	24.37	24.88
Basic EPS from continuing operations	28.68	26.06	26.31
Basic EPS from discontinued operations	—	(1.69)	(1.43)
Earnings per share—diluted, RUB	28.66	24.35	24.87
Diluted EPS from continuing operations	28.66	26.04	26.29
Diluted EPS from discontinued operations	—	(1.69)	(1.42)

22. RELATED PARTIES

        Related parties include entities under common ownership with the Group, affiliated companies and associated companies.

        Terms and conditions of transactions with related parties—Outstanding balances as of December 31, 2017 were unsecured and settlements are made on a cash basis. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2017 and

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

December 31, 2016 the Group had no impairment of receivables relating to significant amounts owed by related parties as well as expenses recognized during the year ended December 31, 2017 and 2016 in respect to bad or doubtful debts from related parties.

        Accounts receivable from and accounts payable to related parties were as follows:

	December 31, 2017	December 31, 2016
Accounts receivable
MTS Belarus, the Group's associate	4,835	2,273
Business Nedvizhimost, a subsidiary of Sistema	4,052	3,693
MTS Bank, the Group's associate	1,232	1,726
Zifrovoe TV, the Group's associate	702	50
Sitronics, a subsidiary of Sistema	317	—
Sitronics KASU, a former subsidiary of Sistema	—	51
Other related parties	222	301

Total accounts receivable, related parties	11,360	8,094

Less non-current portion	(2)	(3,693)
Accounts receivable, related parties—current	11,358	4,401

Accounts payable
MTS Belarus, the Group's associate	828	491
MTS Bank, the Group's associate	157	134
Business Nedvizhimost, a subsidiary of Sistema	60	32
Sitronics, a subsidiary of Sistema	9	—
Sitronics KASU, a former subsidiary of Sistema	—	36
Maxima, a subsidiary of Sistema	—	184
Other related parties	48	137

Total accounts payable, related parties	1,102	1,014

        The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

        The Group provides advances to related parties which are summarized as follows:

	December 31, 2017	December 31, 2016
Advances for property, plant and equipment:
Kapstroi Telecom, a former subsidiary of Sistema	—	186
Other related parties	1	1

Total advances for property, plant and equipment	1	187

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

        Investing and financing transactions—The Group holds certain investments in related parties which are summarized as follows:

	December 31, 2017	December 31, 2016
Short-term investments
Sistema-Capital, a subsidiary of Sistema (assets management)	9,600	3,721
Promissory notes of Intellect Telecom, a subsidiary of Sistema	257	230
Loan receivable from Intellect Telecom, a subsidiary of Sistema	77	72
Deposits at MTS Bank, the Group's associate	67	33
Sistema International Funding S.A. Bonds due in 2019, a subsidiary of Sistema	57	65
Promissory notes of Sistema	—	574
Other loans receivable	6	—

Total short-term investments in related parties	10,064	4,695
Other investments
Promissory notes of Sistema	618	—
Loan receivable from MTS Bank, the Group's associate	—	2,116
Other	—	60

Total other investments to related parties	618	2,176

Other investments in shares
Sistema Venture Capital, a subsidiary of Sistema	117	117
Other investments	32	32

Total investments in shares of related parties	149	149

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

        Operating transactions—For the years ended December 31, 2017, 2016 and 2015, operating transactions with related parties were as follows:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Revenues from related parties
MTS Bank, the Group's associate (telecommunication and call center services, bank cards distribution commission)	1,507	900	588
Zifrovoe TV, the Group's associate (subscriber acquisition services)	724	55	3
Sitronics, subsidiary of Sistema (construction of a fiber optic lines)	303	—	—
MTS Belarus, the Group's associate (roaming and interconnect services)	248	276	266
Detsky Mir, subsidiary of Sistema (telecommunication services)	188	129	64
Medsi Group, subsidiary of Sistema (telecommunication and call center services)	156	242	113
Sistema, parent company (consulting services)	19	83	61
Segezha Group, a subsidiary of Sistema (software supply)	10	149	—
Sitronics KASU, a former subsidiary of Sistema (construction of fiber optic lines, project management, software support)	5	40	8
NVision Group, a former subsidiary of Sistema (fixed line services)	—	—	119
Stream, a former Group's associate (SMS notifications)	—	—	141
Other related parties	189	304	121

Total revenues from related parties	3,349	2,178	1,484

Operating expenses incurred on transactions with related parties
MTS Bank, the Group's associate (commission related expenses)	2,259	347	61
Business Nedvizhimost, a subsidiary of Sistema (rent and sale of property)	821	246	224
AB Safety, a subsidiary of Sistema (security services)	302	271	212
Jet Air Group, subsidiary of Sistema (transportation services)	172	183	180
Maxima, a subsidiary of Sistema (advertising)	143	1,018	1,351
MTS Belarus, the Group's associate (roaming and interconnect services)	121	161	394
Elavius, a subsidiary of Sistema (transportation services)	11	159	328
Inturavtoservis, subsidiary of Sistema (transport services)	4	124	44
Rent-Nedvizhimost, a former subsidiary of Sistema (rent), merged with Business Nedvizhimost in 2016	—	308	776
Stream, a former Group's associate (content services)	—	—	2,132
NVision Group, a former subsidiary of Sistema (IT consulting)	—	—	575
Other related parties	220	297	301

Total operating expenses incurred on transactions with related parties	4,053	3,114	6,578

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

        Finance income, which arose from investment transactions with related parties for years ended December 31, 2017, 2016 and 2017 was the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Finance income from related parties
Sistema-Capital, a subsidiary of Sistema (assets management)	369	128	—
Business Nedvizhimost, a subsidiary of Sistema	359	491	346
MTS Bank, the Group's associate	345	285	447
Zifrovoe TV, the Group's associate	70	12	—
Sistema, parent company	48	53	188
Other related parties	76	16	86

Total finance income from related parties	1,267	985	1,067

        Public Joint-Stock Company "MTS Bank" ("MTS Bank")—The Group maintains certain bank accounts with MTS Bank, an associate of the Group. As of December 31, 2017 and December 31, 2016, the Group's cash position at MTS Bank amounted to RUB 13,746 million and RUB 4,902 million, respectively, including short-term deposits in the amount of RUB 633 million and RUB 532 million, respectively. As of December 31, 2016 the subordinated loan issued by the Group to MTS Bank amounted to RUB 2,100 million. The loan was repaid in January, 2017.

        East-West United Bank—The Group maintains certain bank accounts with East-West United Bank, a subsidiary of Sistema. As of December 31, 2017 and December 31, 2016, the Group's cash position at East-West United Bank amounted to RUB 5,969 million and RUB 736 million, respectively, including short-term deposits in the amount of RUB 5,810 million and nil, respectively.

        Sistema—In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to date under an agreement with Sistema-Hals. The note is interest free and repayable in 2019. As of December 31, 2017 and December 31, 2016 the amount of RUB 618 million and RUB 574 million was included in other investments and short-term investments, respectively in the accompanying consolidated statements of financial position.

        In October 2014 the Group acquired 2,501,350 Sistema Notes due 2016 (series 04) and 1,000 Sistema International Funding S.A. Bonds due in 2019 for RUB 519 million and RUB 32 million, respectively. The acquired bonds were classified as available for sale and accounted for at fair value to recognize changes in fair value in other comprehensive income. In March 2015 and May 2015 upon scheduled redemption, the Group received principal and coupon in the amount of RUB 409 million. In March 2016 the Group received principal and coupon of Sistema Notes due 2016 (series 04) in the amount of RUB 201 million.

        As of December 31, 2017 and December 31, 2016, the balance of Sistema International Funding S.A. Bonds due in 2019 amounted to RUB 57 million and RUB 65 million respectively.

        Business Nedvizhimost—In February 2015 and further in May 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost, subsidiary of Sistema, for RUB 8,500 million in total.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

        As of December 31, 2017 and December 31, 2016 the balance of accounts receivable amounted to RUB 4,052 million and RUB 3,693 million, respectively. The amount as of December 31, 2017 is due before December 31, 2018 and bears interest of 12% p.a.

        Sistema-Capital—In April 2016 the Group entered into trust agreement with the asset management company Sistema-Capital. In December 2017 the Group entered into additional trust agreement with the same terms. As of December 31, 2017 and December 31, 2016, the balance of assets under trust management amounted to RUB 9,600 million and RUB 3,721 million respectively.

        Zifrovoe TV—In June 2017 the Group made a cash contribution to Zifrovoe TV (ZTV) in the amount of RUB 171 million.

        Remuneration of key management personnel—Key management personnel of the Group are members of the Board of Directors and Management Board. During the year ended December 31, 2017, 2016 and 2015 their total remuneration amounted to RUB 739 million, RUB 760 million and RUB 835 million, respectively. These amounts comprised of RUB 490 million, RUB 470 million and RUB 514 million in base salaries and 249 RUB million, RUB 290 million and RUB 321 million in bonuses paid pursuant to a bonus plan, respectively.

        Management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued during the year ended December 31, 2017, 2016 and 2015 amounted to RUB 486 million, RUB 481 million and RUB 175 million, respectively.

23. SHAREHOLDERS' EQUITY

        Share capital (ordinary shares)—The Group had 1,998,381,575 authorized ordinary shares with par value 0.1 RUB as of December 31, 2017 and 2016. Preferred shares have not been issued.

        As of December 31, 2017, the total shares in treasury stock comprised 86,339,156 and 1,912,042,419 shares were outstanding. As of December 31, 2016, the total shares in treasury stock comprised 11,482,047, and 1,986,899,528 shares were outstanding.

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

        In 2016, the Group launched a Tender Offer, aiming to return cash of up to RUB 4,935 million to the holders of ordinary shares and ADS. During the year ended December 31, 2016 through the Tender Offer the Group has repurchased 3,060,409 ordinary shares for RUB 747 million (including 1,550,495 ordinary shares purchased from Sistema for RUB 335 million).

        In 2017 the Group launched a Tender Offer, aiming to repurchase its ordinary shares (including shares represented by ADSs) for up to RUB 4,647 million. Through the Tender Offer, during the year ended December 31, 2017, the Group purchased a total of 16,022,364 shares (including shares

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. SHAREHOLDERS' EQUITY (Continued)

represented by ADSs) at a price per share of RUB 290, for a total cost of RUB 4,646 million. Simultaneously, the Group purchased 16,038,892 shares from Sistema Finance under the Sistema Purchase Agreement for an aggregate purchase price of RUB 4,651 million.

        In 2017, the Group announced that its Board of Directors has approved the repurchase of its shares and ADSs by means of a share repurchase plan in the total amount of up to RUB 20,000,000,000 (the "Repurchase Plan"), the amount includes funds used for purchasing the Company's shares from Sistema Finance until April 2019. The Repurchase Plan is carried out by the Group's wholly-owned subsidiary Stream Digital, LLC. During the year ended December 31, 2017, the Group purchased 43,647,128 shares (including shares represented by ADSs) under the Repurchase Plan at prices from RUB 257 up to RUB 305 for a total cost of RUB 12,475 million.

1.     Nature and purpose of reserves

        Additional paid in capital reserve is used to recognize equity-settled share-based payment transactions, results of capital transactions under common control; changes in ownership interest in subsidiaries that do not result in gain/loss of control; the excess of cash received over the acquisition cost of treasury shares.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. SHAREHOLDERS' EQUITY (Continued)

        The following table represents roll forward of reserves balances for the years ended December 31, 2017, 2016 and 2015:

	Foreign currency translation reserve	Cash flow hedging reserve	Remeasurements of the net defined benefit liability
Balances at January 1, 2015	8,803	4,268	407

Other comprehensive income for the year	835	3,253	86
Less: tax expense	—	(542)	—
Amounts reclassified to profit for the year	—	(7,121)	—
Less: tax benefit	—	1,187	—
Net other comprehensive income / (loss) for the year	835	(3,223)	86

Balances at December 31, 2015	9,638	1,045	493

Other comprehensive (loss) / income for the year	(13,970)	(11,324)	50
Less: tax benefit	—	2,219	—
Amounts reclassified to profit for the year	(2,086)	9,897	—
Less: tax expense	—	(1,992)	—
Net other comprehensive (loss) / income for the year	(16,056)	(1,200)	50

Balances at December 31, 2016	(6,418)	(155)	543

Other comprehensive loss for the year	(2,620)	(3,140)	(40)
Less: tax benefit	—	628	—
Amounts reclassified to profit for the year		3,748	—
Less: tax expense		(741)	—
Amounts reclassified to Additional paid in capital	(659)
Less: tax expense	—
Net other comprehensive (loss) / income for the year	(3,279)	495	(40)

Balances at December 31, 2017	(9,697)	340	503

2.     Non-controlling interest

        As of December 31, 2017 the only material subsidiary of the Group which had non-controlling interests was MGTS.

        The summarised financial information of MGTS PJSC is presented as follows:

	Year ended December 31,
	2017	2016	2015
Non-controlling interest opening balance	(4,787)	(5,191)	(4,399)
Profit for the year attributable to non-controlling interest	(554)	(727)	(782)
Dividends to non-controlling interest	1,175	1,120	257
Other	(14)	11	(267)
Non-controlling interest closing balance	(4,180)	(4,787)	(5,191)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. SHAREHOLDERS' EQUITY (Continued)

	December 31
	2017	2016
Current assets	22,595	25,301
Non-current assets	42,204	50,130
Current liabilities	(8,959)	(7,653)
Non- current liabilities	(7,250)	(7,965)

	Year ended December 31,
	2017	2016	2015
Revenue, gross of intercompany	(39,565)	(40,210)	(41,144)
Profit for the year, gross of intercompany	(9,719)	(12,167)	(13,322)

3.     Dividends

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. SHAREHOLDERS' EQUITY (Continued)

        In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in Russian Rubles, after certain deductions. The net income of MTS PJSC for the years ended December 31, 2017, 2016 and 2015 that is distributable under Russian legislation totaled RUB 125,091 million, RUB 50,659 million and RUB 6,590 million, respectively.

        The following table summarizes the Group's declared cash dividends for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Dividends declared (including dividends on treasury shares of 1,337, 1,950 and 1,922 respectively)	51,958	51,958	52,011
Dividends, RUB per ADS	52.00	52.00	50.34
Dividends, RUB per share	26.00	26.00	25.17

        As of December 31, 2017 and 2016 dividends payable were RUB 125.4 and 87.0 million, respectively, and included in the trade and other payables within the consolidated statement of financial position.

24. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses for the year ended December 31, 2017, 2016 and 2015 comprised the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Salaries and social contributions	44,605	44,347	40,026
Utilities and maintenance	9,361	9,092	6,817
Advertising and marketing expenses	9,185	10,480	9,543
General and administrative expenses	8,321	7,007	6,762
Dealers commission	6,718	6,740	8,960
Taxes other than income tax	3,896	3,806	1,970
Cash collection commission	3,689	3,311	2,906
Universal service fund	3,462	3,412	3,441
Consulting expenses	1,975	1,618	2,392
Billing and data processing	1,292	1,485	1,829
Other	2,682	2,748	2,694

Total	95,186	94,046	87,340

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. FINANCE INCOME AND COSTS

        Finance income and costs for the year ended December 31, 2017, 2016 and 2015 comprised the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Interest expense:
—Loans and notes	22,131	22,982	25,154
—Amortization of debt issuance costs	623	683	732
—Finance lease obligations	954	855	756
—Provisions: unwinding of discount	91	94	77

Total interest expense	23,799	24,614	26,719

Loss on financial instruments	2,486	25	210
Other finance costs(2)	86	2,885	378

Total finance costs	26,371	27,524	27,307

Less: amounts capitalized on qualifying assets(1)	(307)	(388)	(885)
Finance costs	26,064	27,136	26,422

Finance income on loans and receivables
—Interest income on bank deposits	4,818	4,277	7,187
—Interest income on loans	330	510	728
—Other finance income	400	486	453

Finance income	5,548	5,273	8,368

Net finance costs	20,516	21,863	18,054

(1)
The annual weighted average capitalization rates of 8.2%, 8.3% and 8.3% were used to determine the amount of capitalized interest for the years ended December 31, 2017, 2016 and 2015, respectively.

(2)
Including repurchase of MTS International Notes

26. SEGMENT INFORMATION

        Management (chief operating decision maker) analyzes and reviews results of the Company's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. MTS Group's management evaluates the segments' performance based on revenue and operating profit, excluding depreciation and amortization. Management does not analyze assets or liabilities by reportable segments.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

        Moscow fixed line:    represents the results of fixed line operations carried out in Moscow by the Group's subsidiary MGTS. MGTS is the only licensed public switched telephone network ("PSTN") operator in Moscow and is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation.

        Ukraine:    represents the results of mobile and fixed line operations carried out across multiple regions of Ukraine.

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, System Integrator, Satellite TV, Navigation Information Systems, Metro-Telecom, Stream, NVision Czech Republic, Litebox, eSports and Belarus.

        In 2017, management has started internally assess Russia convergent and NVision Czech Republic, Stream, Navigation Information Systems and Metro-Telecom separately in order to monitor the results and make funding decisions on this basis, and thus has presented them separately. Related financial information was, retrospectively, restated.

        The results of operations of UMS are reported as discontinued operations in the accompanying consolidated statements of profit or loss. The segment reporting for the year ended December 31, 2015 was restated accordingly. The consolidated statement of financial position is not required to be retrospectively restated with respect to discontinued operations and therefore as of December 31, 2015 statement of financial position captions in the "Other" category of the following presentation includes UMS.

        The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

        Financial information by reportable segments is presented below:

Year ended December 31, 2017:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	365,846	34,350	24,992	425,188	17,618	105	442,911
Intersegment	5,136	4,683	1,111	10,930	12,785	(23,715)	—

Total revenue	370,982	39,033	26,103	436,118	30,403	(23,610)	442,911

Operating profit	93,821	8,801	5,258	107,880	(871)	(10,909)	96,100
Depreciation and amortization	59,942	10,642	6,106	76,690	3,481	(259)	79,912
Other disclosure:
Capital expenditures	65,790	7,403	10,573	83,766	2,392	—	86,158

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

Year ended December 31, 2016:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	355,056	34,796	27,026	416,878	18,689	125	435,692
Intersegment	4,849	4,871	2,161	11,881	14,423	(26,304)	—

Total revenue	359,905	39,667	29,187	428,759	33,112	(26,179)	435,692

Operating profit	81,484	10,850	3,599	95,933	3,523	(11,787)	87,669
Depreciation and amortization	60,087	10,900	6,304	77,291	4,395	(104)	81,582
Other disclosure:
Capital expenditures	61,208	7,316	7,666	76,190	3,995	—	80,185

Year ended December 31, 2015:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	351,406	34,770	25,590	411,766	14,718	155	426,639
Intersegment	4,370	4,836	2,604	11,810	4,456	(16,266)	—

Total revenue	355,776	39,606	28,194	423,576	19,174	(16,111)	426,639

Operating profit	82,788	13,737	4,715	101,240	2,180	(9,497)	93,923
Depreciation and amortization	61,202	7,715	5,199	74,116	3,800	(73)	77,843
Other disclosure:
Capital expenditures	64,194	9,303	19,955	93,452	5,269	—	98,721

        The consolidated operating profit is reconciled to the consolidated profit before tax on the face of the consolidated statement of profit or loss.

        Financial information by geographic areas is presented below:

	For the year ended December 31,
Revenue	2017	2016	2015
Russia	405,365	392,764	387,456
Other	37,546	42,928	39,183

Total revenue	442,911	435,692	426,639

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

Non-current assets(1)	As of December 31, 2017	As of December 31, 2016
Russia	339,693	340,944
Other	37,048	40,710

Total non-current assets:	376,741	381,654

(1)
Comprises property, plant and equipment, goodwill and other intangible assets.

        Revenues from external customers and non-current assets are allocated to individual countries based on location of operations. No single customer represents 10% or more of the consolidated revenue.

27. OPERATIONS IN UZBEKISTAN

        On August 5, 2016, the Group sold its 50.01% stake in UMS, a subsidiary in Uzbekistan for USD 1 to UMS's sole remaining shareholder—the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of The Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan.

        The results of UMS operations were reported as discontinued operations in the accompanying consolidated statements of profit or loss. The consolidated statements of financial position and consolidated statements of cash flows for all periods presented were not retrospectively restated on discontinued operations.

UMS's summary of financial information:

Results of discontinued operation

	For the year ended December 31,
	2016	2015
Revenue	5,115	4,610
Expenses	(6,602)	(10,939)
Loss before tax	(1,487)	(6,329)
Income tax gain (note 19)	192	661
Loss for the period	(1,295)	(5,668)
Loss on sale of discontinued operations	(2,726)	—
Loss from discontinued operations	(4,021)	(5,668)
Loss attributable to non-controlling interests	(654)	(2,834)
Loss to owners of the Company	(3,367)	(2,834)
Basic loss per share	(1.69)	(1.43)
Diluted loss per share	(1.69)	(1.42)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. OPERATIONS IN UZBEKISTAN (Continued)

Cash flows from (used in) discontinued operation

	For the year ended December 31,
	2016	2015
Net cash used in operating activities	(543)	(1,121)
Net cash used in investing activities	(1,253)	(2,195)
Net cash provided by financing activities	1,234	3,492

        As of August 5, 2016, the carrying amounts of UMS net assets and reconciliation of the loss on disposal were as follows:

Property, plant and equipment	(6,960)
Other intangible assets	(2,922)
Other non-current assets	(2,577)
Cash and cash equivalents	(378)
Other current assets	(1,359)
Non-current liabilities	5,113
Current liabilities	2,484
Non-controlling interest	1,787
Accumulated other comprehensive income	2,086
Consideration received	—
Loss on disposal of UMS	(2,726)

28. LIABILITY UNDER PUT OPTION AGREEMENT

        In September 2007, the Group acquired an 80% stake in International Cell Holding Ltd ("ICH"), the 100% indirect owner of MTS Armenia, Armenia's mobile phone operator, and signed a call and put option agreement to acquire the remaining 20% stake. In 2016 ICH was liquidated and all its legal rights were assigned to Aramayo Investments Limited, a subsidiary of the Group. December 2010, the Group signed an amendment to the put and call option agreement. According to the amended option agreement, the price for the remaining 20% stake option will be determined by an independent investment bank subject to a cap of EUR 200 million. The put option can be exercised during the period from the next business day following the date of settlement of all liabilities under the loan agreement up to December 31, 2018. The call option can be exercised during the period from July 1, 2010 up to December 31, 2018. If both the call notice and the put notice are served on the same day then the put notice shall be deemed exercised in priority to the call notice. The liability under put option agreement amounted to RUB 2,012 million and RUB 2,243 million as of December 31, 2017 and December 31, 2016 respectively (Note 18).

        The liability under put option agreement related to Oblachny Retail is disclosed in Note 18.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. OPERATIONS IN TURKMENISTAN

        In September 2017, the Group's subsidiary in Turkmenistan MTS-TM suspended the provision of telecommunication services to its subscribers, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to servicing MTS clients. However, the license for the provision of telecommunication services on the Turkmenistan territory is valid till the end of July 2018.

        According to the IAS 36 (par.12) the Group considered facts described above as an impairment indicators and consequently determined that all long-lived assets attributable to Turkmenistan subsidiary were impaired. The Group also assessed the recoverability of the current assets and recorded a provision for those that were considered to be impaired. No indicators of impairment were identified in respect of cash and cash equivalents attributable to MTS-TM. Total impairment charges recognized in the Group's consolidated statement of profit or loss for the year ended December 31, 2017 were as follows:

Impairment long-lived assets	3,204
Current provision for income tax	100
Provision for doubtful accounts	74
Other operating expenses	37
Taxes other than income tax	20
Deferred income tax	(69)

3,366

30. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2017, the Group had executed purchase agreements of approximately RUB 33,645 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Agreement with Apple—In April 2017, the Group entered into an unconditional purchase agreement with Apple Rus LLC ("Purchase agreement") to buy 615 thousand iPhone handsets at list prices at the dates of respective purchases over a period ending June 30, 2019. Pursuant to the agreement the Group is also required to incur certain iPhone advertising and promotion costs. As of December 31, 2017 the Group made 44% of its total purchase installment contemplated by the agreement.

        Operating leases—The Group has entered into non-cancellable agreements to lease space for telecommunications equipment, offices and transmission channels, which expire in various years up to 2099. Rental expenses under the operating leases of RUB 7,705 million, RUB 7,581 million and RUB 6,093 million for the years ended December 31, 2017, 2016 and 2015, respectively, are included in selling, general and administrative expenses in the accompanying consolidated statement of profit or loss. Rental expenses under the operating leases of RUB 18,352 million, RUB 18,955 million and RUB 19,549 million for the years ended December 31, 2017, 2016 and 2015, respectively, are included

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. COMMITMENTS AND CONTINGENCIES (Continued)

in cost of services in the accompanying consolidated statement of profit or loss. Future minimum lease payments due under these leases at December 31, 2017 are as follows:

Payments due in
2018	10,000
2019	827
2020	441
2021	238
2022	201
Thereafter	3,428

Total	15,135

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

        Generally, according to Russian and Ukrainian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2017, tax declarations of MTS PJSC and other subsidiaries in Russia and Ukraine for the preceding three fiscal years were open for further review.

        In 2017, the Russian tax authorities completed a tax audit of MTS PJSC for the years ended December 31, 2015 and 2014. No issues that could result in additional significant charges identified.

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

        The Group assessed the following contingent liabilities in respect of additional tax settlements:

	December 31, 2017	December 31, 2016
Contingent liabilities for additional taxes other than income tax	732	354
Contingent liabilities for additional income taxes	2,591	2,588

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. COMMITMENTS AND CONTINGENCIES (Continued)

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

        In March 2015, MTS-Ukraine acquired a nationwide license for the provision of UMTS (3G) telecommunications services through an open tender. The license cost UAH 2,715 million (RUB 6,015 million at the acquisition date) and was granted for 15 years. In accordance with the terms of the license, MTS-Ukraine was required to launch UMTS services in Ukraine by October 2016, and provide coverage throughout Ukraine by April 2020.

        In accordance with the terms of the license, MTS-Ukraine also concluded agreements to convert the provided frequencies for commercial use with the Ministry of Defense of Ukraine, Ministry of Internal Affairs of Ukraine and State Service of Special Communications and Information Protection of Ukraine. For the conversion of frequencies, MTS-Ukraine paid UAH 358 million (RUB 865 million as of the payment date) in 2015 and UAH 299 million (RUB 645 million as of the payment date) in 2017, and is liable to pay UAH 232 million (RUB 476 million as of December 31, 2017) adjusted for the rate of inflation in 2018.

        Management believes that as of December 31, 2017, the Group is in compliance with conditions of the aforementioned licenses.

        Litigation—In the ordinary course of business, the Group is party to various legal, tax and customs proceedings, and subject to claims, some of which relate to developing markets and evolving fiscal and regulatory environments within MTS's markets of operation.

        In August 2017, Federal Antimonopoly Service of the Russian Federation (FAS Russia) has charged MTS with violation of antimonopoly laws in respect to establishing and maintaining monopolistically high prices for communication services in national roaming. In Febraury 2018 FAS Russia found MTS responsible for the aforementioned violation. An administrative case is expected to be initiated, which will result in an administrative fine imposed on MTS in the amount of illegally obtained income.

        The amount of illegally obtained income is determined as the difference between the amount of revenue received by MTS as a result of applying monopolistically high prices and the amount of revenue that could be received as a result of applying prices which are considered by FAS Russia reasonable.

        As there is no information regarding the level of prices that FAS Russia considers economically justified, it is not possible to make a reliable estimation of the adverse effects of the fine that will be potencially imposed.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. COMMITMENTS AND CONTINGENCIES (Continued)

        Potential adverse effects of economic instability and sanctions in Russia—In 2014 political and economic sanctions targeting certain Russian economic sectors were introduced by the EU, US and other countries. Sanctions were subsequently extended and there is significant uncertainty regarding the extent and timing of further sanctions. Also, Russian Ruble has materially depreciated against the U.S. Dollar and Euro and ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% in December, 2014. In 2018 due to Russia's ability to remain stable amid severe external shocks Russia sovereign credit ratings were increased from "stable" to "positive". The Central Bank of Russia has gradually decreased its key rate to 7.75% as of December 31, 2017 and subsequently to 7.50% as of February 12, 2018.

        These factors resulted in a lower cost of capital and a stable rate of inflation. However, in Russia there is an uneven growth dynamics, which could have a negative impact on the Group's business including ability to obtain financing on commercially reasonable terms. Management believes it is appropriately acting to support the sustainability of the Group's business in the current circumstances. The Group has a hedging policy in place, which partly mitigated variability of cash outflows, denominated in foreign currencies.

        Political and economic crisis in Ukraine—During the year ended December 31, 2014, a deterioration in the political environment of Ukraine has led to general instability, economic deterioration and armed conflict in eastern Ukraine. In 2014 The National Bank of Ukraine ("NBU") passed a decree prohibiting Ukrainian companies to pay dividends to foreign investors. The decree was extended for a few times and its edition effective as of December 31, 2017 allows payment of dividends from the profit earned in 2014-2015, subject to certain restrictions, as well as payment of the whole amount of dividends accrued from the profit earned before 2014 that was earlier prohibited

        Furthermore, since 2014 the Group established a provision in respect of cash balances in several Ukrainian banks, whose liquidity was affected by the economic downturn. For the year ended December 31, 2015 the provision amounted to RUB 1,698 million and was included as a component of operating expenses in the accompanying consolidated statement of profit or loss.

        The Group believes that these circumstances, despite the recent improvement, combined with political and economic instability in the country, could result in further negative impact on the Group's business including financial position and results of operations.

        As of December 31, 2017, the Group held RUB 1,330 million in current accounts and deposits in Ukrainian banks.

        Anti-terror law—On July 7, 2016 a series of anti-terror laws (also known as "Yarovaya-Ozerov bundle of laws") was enacted by the signature of the President of Russia. In general terms, the laws mandate that operators store and record phone conversations, text messages of subscribers, images, sounds, video and other types of communications by telecommunications operators for defined periods of time. These requirements are to become effective starting July 1, 2018. Compliance with the laws may require the construction of additional storage, processing and indexing centers and a significant increase in the Group capital expenditures. This may adversely impact Group's financial indicators, in particular free cash flow.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. COMMITMENTS AND CONTINGENCIES (Continued)

        The requirements of the anti-terror laws in respect of the data storage volume are to be determined by legal acts that have not been adopted yet. The Group will estimate the potential impact of the laws on the Group's consolidated financial statements, including additional provisions, once requirements are approved and come into force.

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

        The Group continues to cooperate with these investigations. The Group, the DOJ and the SEC are having discussions about a potential resolution to allegations of non-compliance with the Foreign Corrupt Practices Act (FCPA). However, at this stage, the Group is unable to predict whether or not such discussions will result in a settled resolution to the investigations, the magnitude of any settlement, or whether there will be further developments in the investigations.

31. SUBSEQUENT EVENTS

        4G license secured by Vodafone Ukraine—In January and March 2018, VF Ukraine PrJSC, which serves the Ukraine market and operates as Vodafone Ukraine, secured a 4G licenses in the 2510-2520 / 2630-2640 and 1780-1785 / 1875-1880 MHz bands as the result of a national auction. The first 4G launch in Ukraine's largest cities could take place by the end of March 2018.

        Acquisition of MDTZK LLC and Kulturnaya Sluzhba LLC—In the first quarter of 2018, the Group acquired 100% stake in MDTZK LLC (operating under the trademark Ticketland.ru) and a 78.2% stake in Kulturnaya Sluzhba LLC (operating under the trademark Ponominalu.ru), the leading players in the Russian e-ticketing industry. The acquisitions allow MTS to enter the event ticket market (both online and offline) and establish itself as a leading ticket operator in Russia, while broadening MTS's suite of digital services and integrating a key new product into its existing loyalty program and mobile app ecosystem. See Note 4 for further information.

        Early repayment of credit facilities—In March 2018, MTS made partial early repayment of the 10-year credit facility from Calyon, ING Bank N.V., Nordea Bank AB and Raiffeisen Zentralbank Osterreich AG in the amount of USD 224.7 million (RUB 12,668 million). The early repayment of the loan is a part of the Company's debt portfolio optimization strategy aimed at decreasing of the overall cost of debt and increasing its overall tenor.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. SUBSEQUENT EVENTS (Continued)

        Ruble bonds placement—In March 2018, MTS issued two series of exchange-traded bonds totaling RUB 20 billion with a semi-annual coupon rate of 7.10% and 7.25% and a maturity of 3.5 years and 7 years respectively.

        Investments in the development of Ozon Holdings Limited—In March 2018, MTS invested RUB 1.15 billion in the development of Ozon Holdings (OZON) through an additional share issuance. As a result, MTS's stake in the authorized capital of Ozon will increase from 11.2% to 13.7%.

        Acquisition of shares under Share Repurchase Plan—Since the end of the reporting period the Group acquired 27,059,204 MTS shares of Common Stock representing 1.35% of share capital issued by MTS. The Group purchased MTS shares of Common Stock under the Share Repurchase Plan announced in 2017.