Form 20-F
period 2018-12-31
MOBILE TELESYSTEMS PJSC
filed 2019-04-19
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Polina V. Ugryumova
Director, Investor Relations
Mobile TeleSystems PJSC
5 Vorontsovskaya Street, bldg. 2, 109147 Moscow Russian Federation
Phone: +7 495 223 20 25, E-mail: ir@mts.ru
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

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 1,129,245,695 ordinary shares, par value 0.10 Russian rubles each and 391,398,362 American Depositary Shares as of December 31, 2018.

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐    Yes ☒ No

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

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "we," "us," or "our" refer to Mobile TeleSystems Public Joint Stock Company and its subsidiaries; (ii) "Vodafone Ukraine" and "VF Ukraine" are to Private Joint Stock Company "Vodafone Ukraine" (formerly PJSC MTS Ukraine); (iii) "Uzdunrobita" is to our former subsidiary in Uzbekistan, which was deconsolidated in 2013; (iv) "MTS-Turkmenistan" our Turkmenistan subsidiary and "BCTI" are to Barash Communication Technologies, Inc., our former Turkmenistan subsidiary; (v) "Comstar" or "Comstar-UTS" are to COMSTAR—United TeleSystems, our former fixed line subsidiary, which was merged into MTS PJSC in 2011; (vi) "MGTS" is to Public Joint Stock Company Moscow City Telephone Network, our Moscow public switched telephone network ("PSTN") fixed line subsidiary; and (vii) "MTS-Armenia," "K-Telecom" or "VivaCell-MTS" are to our Armenian subsidiary; and (viii) "MTS Bank" is to MTS Bank PJSC, our subsidiary which provides banking services; (ix) "UMS" is to Universal Mobile Systems LLC, our former subsidiary in Uzbekistan which was deconsolidated in 2016; (x) NVision our subsidiaries which provides integration services and (xi) "Sistema" is to Sistema Public Joint Stock Financial Corporation, our majority shareholder. We refer to Mobile TeleSystems LLC, our 49% owned equity investee in Belarus, as "MTS Belarus." We refer to MTS Bank PJSC, our subsidiary as "MTS Bank." As MTS Belarus is an equity investee, our revenues and subscriber data do not include MTS Belarus.

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

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2014	67.79	32.66	39.34	56.26
2015	72.88	49.18	60.96	72.88
2016	83.59	60.27	67.03	60.66
2017	60.75	55.85	58.35	57.60
2018	69.97	55.67	62.71	69.47

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2018	63.49	62.10
August 2018	68.53	62.35
September 2018	69.97	65.59
October 2018	66.97	65.22
November 2018	68.00	65.58
December 2018	69.52	66.24
January 2019	69.47	65.92
February 2019	66.70	65.26
March 2019	66.08	63.74

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 18, 2019 was 63.95 rubles per U.S. dollar.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        On January 1, 2018 we adopted three new IFRS standards—IFRS 9, "Financial Instruments," IFRS 15, "Revenue from Contracts with Customers," and IFRS 16 "Leases." Prior period comparatives were not restated. The effects of new standards on our retained earnings are presented in Note 2 to our consolidated financial statements.

        Our results of operations for the financial year ended December 31, 2018 are affected by acquisition of controlling stake in MTS Bank. In 2018, we increased effective ownership share in MTS Bank from 26.6% to 55.4% and obtained control over the entity. Consideration paid to our shareholder Sistema for additional share in MTS Bank amounted to RUB 8,273 million. The acquisition was accounted for as a transaction with entities under common control directly in equity.

        The selected financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2018	2017	2016	2015	2014
	Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios
Consolidated statements of profit or loss data:
Services revenue	410,890	390,761	386,486	386,159	381,143
Sales of goods	69,403	52,150	49,206	40,480	29,535

Total operating revenues	480,293	442,911	435,692	426,639	410,678
Operating expenses:
Cost of services	112,401	123,779	130,158	126,805	119,053
Cost of goods	63,869	45,623	45,574	36,555	25,445
Selling, general and administrative expenses	87,946	95,186	94,046	87,340	88,095
Depreciation and amortization	104,588	79,912	81,582	77,843	74,734
Operating share of the profit of associates	(3,799)	(3,210)	(3,115)	(3,456)	(3,459)
Provision for investment in distressed Ukrainian banks	—	—	—	1,698	5,138
Impairment of non-current assets	149	3,775	—	3,516	—
Other expenses/ (income)(1)	(1,046)	1,746	(222)	2,415	1,814

Operating profit	116,185	96,100	87,669	93,923	99,858

Finance income	(5,981)	(5,548)	(5,273)	(8,368)	(4,519)
Finance costs	38,165	26,064	27,136	26,422	17,252
Currency exchange loss/(gain)	3,594	(1,301)	(3,241)	6,154	17,926
Non-operating share of the loss of associates	909	436	1,287	3,780	6,537
Change in fair value of financial instruments	(5,384)	(110)	(166)	(1,014)	95
Other expenses/(income), net	1,031	992	317	(54)	937
Profit before tax	83,851	75,567	67,609	67,003	61,630

Income tax expense	16,969	18,977	15,138	13,931	15,909

Profit for the period from continuing operations	66,882	56,590	52,471	53,072	45,721

(Income)/Loss from discontinued operations, net of tax	59,050	—	4,021	5,668	(5,775)

Profit for the period	7,832	56,590	48,450	47,404	51,496

	Years Ended December 31,
	2018	2017	2016	2015	2014
	Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios
Attributable to:
Owners of the company	6,848	56,042	48,474	49,489	51,306
Non-controlling interests	984	548	(24)	(2,085)	190
Dividends declared(2)	51,958	51,958	51,958	52,011	51,247
Earnings per share, basic, RUB	3.65	28.68	24.37	24.88	25.80
Earnings per share, diluted, RUB	3.65	28.66	24.35	24.87	25.78
Earnings per share from continuing operations, basic, RUB	35.17	28.68	26.06	26.31	22.67
Earnings per share from continuing operations, diluted, RUB	35.13	28.66	26.04	26.29	22.66
Earnings per share from discontinued operations, basic, RUB	(31.52)	—	(1.69)	(1.43)	3.13
Earnings per share from discontinued operations, basic and diluted, RUB	(31.48)	—	(1.69)	(1.42)	3.13
Annual Dividends declared per share, RUB	26.00	26.00	25.99	25.17	24.80
Semi—annual Dividends declared per share, RUB	2.6	10.4	11.99	5.61	6.20
Number of common shares outstanding	1,920,799,197	1,912,042,419	1,986,899,529	1,988,892,399	1,988,912,130
Weighted average number of common shares outstanding—basic	1,873,562,676	1,953,778,999	1,989,281,930	1,988,728,000	1,988,757,022
Weighted average number of common shares outstanding—diluted	1,875,720,966	1,955,558,196	1,990,693,983	1,990,195,552	1,989,977,971
Consolidated statement of cash flows data:
Cash provided by operating activities	154,390	144,640	130,565	144,088	158,979
Cash used in investing activities	(78,389)	(81,510)	(57,302)	(145,356)	(105,008)
(of which capital expenditures)(3)	(99,568)	(76,431)	(86,149)	(106,537)	(91,929)
Cash used in financing activities	(25,924)	(50,445)	(83,038)	(27,595)	(33,212)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	131,938	81,343	27,127	83,304	71,352
Property, plant and equipment, net	278,620	263,470	272,841	302,662	299,023
Right-of-use assets	149,007	—	—	—	—
Total assets	915,993	551,070	544,470	653,378	599,304
Total debt (long-term and short-term)(4)	368,135	291,713	273,274	334,073	280,570
Total shareholders' equity	77,565	124,205	143,948	168,371	178,622
Common stock less treasury stock	(44,608)	(22,444)	(548)	(24,261)	(24,257)
Financial ratios (end of period):
Total debt/total capitalization(5)	82.5%	70.1%	65.4%	66.4%	61.1%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	179%	179%	179%	176%	168%
Mobile penetration in Ukraine (end of period)	127%	131%	136%	134%	136%
Mobile subscribers in Russia (end of period, thousands)(7)	78,011	78,291	80,032	77,277	74,562
Mobile subscribers in Ukraine (end of period, thousands)(7)	19,655	20,805	20,856	20,431	20,221
Overall market share in Russia (end of period)	31%	31%	31%	31%	31%
Overall market share in Ukraine (end of period)	37%	36%	36%	35%	34%

(1)
"Operating expenses" consist mainly of allowance for doubtful accounts, gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

(2)
Dividends declared in each of the years ended December 31, 2018, 2017, 2016, 2015 and 2014 consisted of dividends in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2017, 2016, 2015 and 2014, respectively) and semiannual dividends in respect of the current fiscal year (RUB 5,196 million, RUB 20,783 million, RUB 23,961 million, RUB 11,592 million and RUB 12,812 million, respectively). Amounts include dividends on treasury shares RUB 3,022 million, RUB 1,319 million, RUB 220 RUB, 435 million and RUB 1,996 million, in respect of the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively. At a meeting held on April 10, 2019, the Board recommended that an annual general meeting of shareholders approve annual dividends of RUB 19.98 per ordinary MTS share (RUB 39.96 per ADS), or a total of approximately RUB 39.93 billion, based on the full-year 2018 financial results.

(3)
Capital expenditures include purchases of property, plant and equipment and intangible assets.

(4)
Includes notes payable, bank loans and other debt. Prior period balances were restated to exclude capital lease obligations.

(5)
Calculated as book value of total debt divided by the sum of the book values of total shareholders' equity and total debt at the end of the relevant period. See footnote 4 above for the definition of "total debt."

(6)
Source: AC&M-Consulting and GSMA Intelligence. Operating data is presented for mobile operations only. None of this data is derived from our audited consolidated financial statements. Mobile penetration and overall market share in Ukraine for the financial year 2018 are presented based on our own estimates.

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

        Investors in emerging markets such as the Russian Federation, Armenia, Ukraine, Belarus and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases, significant legal, economic, social, regulatory, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation, Ukraine and other CIS countries are subject to rapid change and that the information set out herein may become outdated relatively quickly.

        When conducting business in different CIS countries, we may face risks similar to those (and sometime even more substantial) we have in Russia and Ukraine.

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

        In Ukraine, competition in the markets within which we operate has been affected by the launch of 4G/LTE services. The competitive situation in Ukraine may be further affected by (i) the planned introduction of a mobile number portability service ("MNP"); (ii) the possible emergence of new and development of existing virtual mobile network operators in the market; (iii) the regulator's plans to reduce tariffs for international roaming; and (iv) interconnect fees for termination of international traffic.

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

        As disclosed in our public filings, in March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan. See also Note 34 to our audited consolidated financial statements. In March 2019, the Group reached a resolution with the SEC and the United States Department of Justice ("DOJ") relating to the previously disclosed investigation of our former subsidiary in Uzbekistan.

        We consented to the entry of an administrative cease-and-desist order (the "Order") by the SEC.

        The United States District Court for the Southern District of New York approved a deferred prosecution agreement ("DPA") entered by the Group and a plea agreement entered into by our subsidiary in Uzbekistan. Under the agreements with the DOJ, we agreed to pay a total criminal penalty of USD 850 million (RUR 59.1 billion as of December 31, 2018) to the United States. We provided a provision of USD 850 million (RUB 55.8 billion as of the date of accrual), which was recognized as a part of discontinued operations in the consolidated statements of profit or loss for the year ended December 31, 2018.

        See also "—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan."

We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order.

        We are subject to a DPA with the DOJ and the SEC Order. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan" and Notes 10 and 34 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In conjunction with the DPA and pursuant to the SEC Order, we are required to retain, at our own expense, an independent compliance monitor. The independent compliance monitor is in the process of being appointed. Pursuant to the DPA and the SEC Order, the monitorship will continue for a period of three years from the date of appointment and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and the SEC. The monitor will assess and monitor our compliance with the terms of the DPA and the SEC Order as well as review and evaluate the effectiveness of our policies, procedures, practices, internal accounting controls, record keeping and financial reporting as they relate to our current and ongoing compliance with the anti-bribery, books and records and internal accounting controls provisions of the FCPA and other applicable anti-corruption laws, and make recommendations reasonably designed to improve the effectiveness of our internal accounting controls and FCPA corporate compliance. See also "—We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the "FCPA"), and we may be subject to the UK Bribery Act. Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations."

        We have incurred significant costs in connection with the disposition of the matters covered in the DPA and SEC orders, including retention of legal counsel and other advisors and other costs related to the investigations undertaken in connection with these matters. We currently cannot estimate the additional costs that we are likely to incur in connection with compliance with the DPA and the SEC Order, including the ongoing obligations relating to the monitorship, our obligations to cooperate with the agencies regarding their investigations of other parties, and the costs of implementing the changes, if any, to our internal controls, policies and procedures required by the monitor. However, such costs could be significant. See also "—We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation."

We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation.

        Failure to comply with the terms of the DPA, whether such failure relates to alleged improper payments, internal controls failures, or other non-compliance, could result in criminal prosecution by the DOJ, including for the matters addressed in the DPA. Under such circumstance, the DOJ would be permitted to rely upon the admissions and the waiver of certain defenses we made in the DPA. Similarly, breach of the SEC Order could result in additional penalties against the Company.

        Criminal prosecution by the DOJ as a result of a breach of the DPA or penalties imposed as a result of noncompliance with the SEC Order could subject us to penalties and other costs and could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

        We may also face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC, and other authorities. None of the DPA and the SEC Order prevents these or any other authorities from carrying out certain additional investigations with respect to the facts not covered in the agreements or in other jurisdictions, or prevents authorities in other jurisdictions from carrying out investigations related or unrelated to the matters which being investigated. Additionally, on March 19, 2019, a proposed class action complaint, captioned Salim v. Mobile TeleSystems PJSC et al., case number 1:19-cv-01589, was filed in the United States District Court for the Eastern District of New York against us and certain of our managers. The complaint was filed by an individual securities holder on behalf of himself and all similarly situated securities holders and alleges violations of Sections 10(b) and 20(a) and Rule 10b-5 of the Exchange Act with respect to certain public disclosures made by us regarding our former business in Uzbekistan and investigations carried out by the SEC and DOJ related thereto. The complaint further alleged that such disclosure omissions led to a decline in the market value of our securities resulting in losses and damages to the plaintiff and other securities holders. The plaintiff seeks damages in an unspecified amount, prejudgment and post-judgment interest and attorneys' fees, expert fees and other costs and other and further relief.

        Any collateral investigations, litigation or other government or third party actions resulting from these, or other, matters could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects. In addition, any ongoing media and governmental interest in the investigations, the agreements and claims could impact the perception of us and result in reputational harm.

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

        We have expanded our business through a number of acquisitions. We will continue to evaluate opportunities to acquire, invest in or merge with other existing operators or license holders in the CIS and in growing markets outside the CIS, as well as other complementary businesses. In 2015, our acquisition focus covered regional mobile operators, as well as one of the largest system integrators and complex IT solutions providers in Russia, NVG JSC ("NVision Group"). In 2016, we acquired 100% of shares in SMARTS Yoshkar-Ola JSC ("Smarts-Yoshkar-Ola") and participated in MTS Bank's additional share issuance. In 2017 and 2018, our acquisitions focused on various segments, including communication and software development companies, providers of cloud services, as well as management investment and other non-telecom companies.

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

        As of December 31, 2017, we held a 26.61% stake in MTS Bank. In 2018, we acquired a 28.63% stake in MTS Bank from Sistema for RUB 8.27 billion, thus increasing our effective ownership in MTS Bank to 55.4%. In February 2019, we acquired a 39.48% stake in MTS Bank for RUB 11.4 billion, as a result of which our effective ownership in MTS Bank reached 94.97%. The increase of our share in MTS Bank is in line with our strategy to diversify the business, achieve synergies and develop innovative financial services.

        In September 2016, we entered into a purchase agreement to acquire 100% of shares in Smarts-Yoshkar-Ola for RUB 13 million.

        On July 27, 2017, we acquired 100% of the shares of Bashkortostan Cellular Communication OJSC in order to gain access to the frequency resource in the range of 2100 MHz in the territory of the Republic of Bashkortostan. On September 29, 2017, we acquired 30% in the share capital of Sistema-Capital Management Company LLC, one of the largest management companies in Russia in terms of collective investment volume. In October 2017, we acquired a 50.82% stake in Oblachny Retail LLC (operating under LiteBox trademark), a Russian retail software developer. In December 2017, we entered the gaming market through the acquisition of Praliss Enterprises, which manages the Gambit Esports team.

        In September 2018, we acquired 100% in the share capital of Avantage LLC for RUB 8.9 billion (including net debt) from a group of private investors. Avantage LLC owns the Avantage data processing center project in Lytkarino, Moscow region, one of the largest data centers in Russia by number of racks.

        In September 2018, we acquired a 13.7% stake in Youdo Web Technologies Limited (Cyprus), the owner of YouDo, one of the largest Russian online service providers matching freelance labor demand and supply for everyday and business tasks for USD 12 million.

        In December 2018, we acquired 100% in the share capital of IT-Grad 1 Cloud LLC, one of the largest cloud providers on the Russian Infrastructure-as-a-Service market. The company, which holds all IT-Grad group's cloud assets, was bought through our Dutch subsidiary Vostok Mobile B.V. from a group of private investors for a total of RUB 2,491 million, including net debt.

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

        For example, the import and export of products containing cryptographic hardware is subject to special documentation requirements and approvals. As telecommunications networks comprise various components with cryptographic hardware, we must comply with these requirements in order to import such components. Moreover, where imported equipment does not contain cryptographic hardware, the federal customs service requires manufacturers to provide written confirmation regarding the absence of such hardware. The range of goods requiring the provision of such "certificates of conformance" by suppliers and manufactures prior to their import into Russia has also been expanded to cover most of our key network components, and imported radioelectronic equipment is required to be licensed by the Russian Ministry of Industry and Trade. Similar requirements regarding the import of hardware exist in Ukraine.

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

The failure to launch and develop distribution network in Ukraine could have a material adverse effect on our business.

        VF Ukraine is in the process of developing a distribution network in Ukraine. The retail business of telecommunications operators is sensitive to changes in the economic environment, state regulation and economic policies and can be affected by the national currency exchange rate volatility. An economic downturn or an increased national currency exchange rate volatility may significantly increase price competition and thereby hinder our subscriber growth rate, which could lead to loss of revenues and retail margin. The inability to develop and sustain a distribution network in Ukraine, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        In the fourth quarter of 2016, a new draft law "On Electronic Communications" was registered in the Verkhovna Rada of Ukraine. The draft law provides for, inter alia, introduction of a "virtual operator" concept, tougher regulation of SMP operators, submission of tariffs in certain electronic communication services markets for approval by the national regulator, mandatory registration of subscribers by providers of electronic communications services (this implies provision of individuals' personal data to communication services providers in case contracts are concluded in other than written form), mutual use of operators' infrastructure, as well as financing of radio frequency monitoring within radio frequency ranges set for public use to be paid for out of the state budget. The draft law is still under consideration. Some of the initiatives mentioned above have been also included in the draft law of Ukraine "On State Administration and Regulation in the Sphere of Electronic Communications." In addition, a draft resolution related to the segregation of powers between the NCCIR and the central executive communications authority was registered. The draft law "On Electronic Communications" introduced a power for the central executive communications authority to control and freely access networks and regulations relating to networks operation terms during wartime and/or emergencies. If this law or any other law containing similar provisions is adopted and comes into force, this may influence our revenues and could have an adverse effect on our business, financial condition and results of operations.

        The majority of international mobile operators have recently increased fees for interconnecting to their networks for VF Ukraine. A further raise of interconnect fees is likely to result in an increase in costs. In addition, interconnect fees for SMP operators for rendering international roaming may become subject to further governmental regulation.

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

        Additionally, in February 2019, a new procedure for the telecommunications market analysis and identification of SMP operators entered into force, which had been previously developed by the

NCCIR. It describes a procedure for analysing markets to identify SMP companies and implementing by the NCCIR the preliminary regulation of these companies in accordance with the Association Agreement signed by Ukraine and the European Union. In accordance with the Association Agreement, it is planned to, inter alia, increase a number of telecommunications markets (to up to 17) where the NCCIR will be responsible for regulating the activities of SMP operators. The procedure might lead to an increased level of regulation of SMP operators and the reconsideration of current procedure for identifying SMP operators in markets of traffic transfer and traffic termination services.

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

        Since October 1, 2015, the NCCIR has several times substantially lowered interconnect fees for the termination of traffic on SMP operators' networks. According to the latest decision of the NCCIR dated October 9, 2018, the new lowered rates for termination of traffic on the networks of SMP operators at national level became effective on January 1, 2019. In case fees for the termination of traffic on the networks of SMP operators (including at international level) are further reduced in the future, it may adversely affect VF Ukraine's revenues.

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

        Following the integration of Rostelecom's mobile assets and Tele2 Russia in 2014, Tele2 Russia got control over licenses to provide 3G and 4G services. The 3G license allows us to provide mobile radiotelephone services using the International Mobile Telecommunications-2000 ("IMT-2000/UMTS") standard. The 4G license allows us to provide services using the LTE standard. The 4G wireless services provide faster, higher quality data transfer and streaming capabilities, as compared to 2G and 3G, and may pose additional competition for 3G providers. In December 2017, the State Commission for Radio Frequencies issued a decision allowing the use of frequency bands previously allocated for LTE mobile communications for NB-IoT technology. Historically, mobile operators that developed 3G and 4G networks experienced various difficulties and challenges, including a limited supply of compatible handsets, limited international roaming capabilities, as well as various 3G and 4G software and network related problems. We may experience similar problems or encounter new difficulties when developing our 3G and 4G networks (including NB-IoT) and may be unable to fully resolve them. For example, we cannot be certain that:

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

        In December 2013, July 2014 and in July 2017, the State Commission for Radio Frequencies introduced several modifications to the conditions of using the frequency band for mobile radio communication networks. These changes resulted in the implementation of the principle of technological neutrality for frequency bands 900 MHz (UMTS and LTE), 1800 MHz (LTE) and 2100 MHz (LTE), and included the imposition of certain additional obligations on network operators. Pursuant to these modifications, in case of using frequencies on the terms of technological neutrality principle, we are, inter alia, obliged to provide network coverage to settlements with lower subscriber numbers, where the commercial rationale for doing so may otherwise be limited. Such changes lead to additional costs for the construction of our 3G and 4G wireless networks and may therefore adversely affect our business, financial condition and results of operations.

If we are unable to successfully develop and/or deploy 4G wireless services in the countries in which we operate, or if any operators in those markets obtain a significant technological and/or commercial advantage over us in 4G wireless services, it may have a material adverse effect on our business and results of operations in the long term.

        The next step in the development of telecommunications in the countries where we operate is the evolution of 4G/LTE mobile telecommunication technology. The cost of 4G/LTE network deployment and quality of services (including data speed and quality of radio coverage) depends on the band and the width of frequency range given to an operator.

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

        Two tenders for 4G/LTE licenses were held in Ukraine in 2018 (for frequencies in 2600 MHz and 1800 MHz frequency bands). According to the Plan for the Use of Radio Frequency Resource of Ukraine, the commercial use of the 1800 MHz band has been allowed since July 1, 2018. In January 2019, the NCCIR announced the successful implementation of the first part of the license terms by all three licensees (Kyivstar PrJCS, VF Ukraine, Lifecell LLC), which implied the provision of network coverage to 90% of population in regional centers of Ukraine within 12 months since obtaining the licenses.

        At the same time, the implementation of the "Eliminating digital inequality" program aimed at increasing the penetration of internet access in small settlements is among key priorities for the NCCIR. The regulator announced the initiative regarding refarming the 900 MHz spectrum band under the aforementioned program, with the subsequent issuance of 4G licenses in this frequency band.

        According to the regulator, the cost of licenses in the 900 MHz band will depend on the willingness of operators to undertake obligations with respect to a wide coverage of settlements. Thus, significant investments may be required from operators to further develop communication networks in small settlements. In addition, the current distribution of the 900 MHz spectrum among operators can create a market advantage in the implementation of the fourth generation of mobile communications for those market participants who obtain a wider bandwidth.

        Significant material resources for the introduction of such technologies may be required, which could have a material adverse effect on our business and results of operations. Furthermore, the limited number of available frequencies may prevent us from realizing the full benefits we expect to receive from the development of a 4G network, because our network capacity would be constrained and our ability to expand limited. Moreover, if we cannot develop a commercially viable 4G network, and one of our competitors does, that competitor would have an advantage over us, which in turn may have a material adverse effect on our business.

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

        Each of our mobile licenses requires service to be offered by a specific date and some contain further requirements as to territorial coverage to be reached by specified dates.

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

        For example, in February 2015, MTS Ukraine won the bid for the use of the 1950-1965/2140-2155 MHz frequency bands in a tender allocating 3G licenses. On March 24, 2015, MTS Ukraine paid the full amount and received the UMTS license that is valid for a period of 15 years. According to the tender terms, all regional centers of Ukraine were covered with 3G communication (within the bands granted to the successful bidder) within 18 months from the date of the license issuance, all settlements with a population of over 10,000 have to be covered with 3G communication within the period of six years.

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

        For example, in 2013 NCCIR refused to renew MTS Ukraine license to construct and maintain telecommunication networks that had been granted in 2010. As a result, MTS Ukraine and NCCIR were involved in litigation. In 2015 MTS Ukraine received an equivalent license for the term of 15 years, however it was technologically neutral. Furthermore, NCCIR cancelled the foregoing license of VF Ukraine that had been granted in 2010 in the view of the change of the legal entity name from MTS Ukraine to VF Ukraine. This decision had no material impact on the operational activities of VF Ukraine since the company used its main telecommunication license granted in 2015. Receiving a new license involves additional costs in comparison with the renewal of the current one. Failure to renew our telecommunications licenses, or receive renewed or new licenses with similar terms to existing licenses, could significantly limit our operations, which could have a material adverse effect on our business, financial condition and results of operations.

        With effect from January 1, 2018, the licensing of certain activities in the telecommunications sector has been canceled in accordance with the Law of Ukraine "On Licensing of Certain Types of Economic Activity." The NCCIR has to prepare the relevant amendments to the Law of Ukraine "On Telecommunications" and the licensing of telecommunication activities must be terminated after adoption of those amendments. However, to date, the NCCIR continues to exercise powers of the licensing body in telecommunications sphere referring to requirements of the Law of Ukraine "On Telecommunications."

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

        There is a limited radio frequency spectrum available for wireless operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate spectrum allocation in each market in which we operate in order to maintain and expand our subscriber base. If frequencies are not allocated to us in the future in the required quantities, with the geographic span and for time periods that would allow us to provide wireless services on a commercially feasible basis throughout all of our license areas, our business, financial condition, results of operations and prospects may be materially adversely affected.

        According to the decision of the State Commission for Radio Frequencies No. 13-22-01 dated December 11, 2013, the terms of radio frequency bands usage by radio electronic facilities for mobile communication were supplemented with a requirement to provide the settlements of over 1,000 people with communication services within seven years (depending on the used frequency range and radio technology). If we are not able to fulfill these requirements, our authorizations for the use of radio frequency spectrum might be either terminated or not prolonged in extrajudicial procedure.

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

        The Russian and the CIS legislation requires us to make payments for frequency spectrum usage. A number of projects implemented by MTS in 2016 - 2018, as well as a number of normative acts previously adopted by the Ministry of Communications, resulted in expansion of the range of frequencies that have to be paid for.

        The fees for frequency spectrum usage are calculated based on the total frequency band allocated to each operator in each region with such frequency spectrum usage determined with reference to the decision of the State Commission for Radio Frequencies, frequency allocation decisions or to the license conditions.

        Fees are directly calculated according to the "Methodology of calculation of a single fee and annual fee for the use of the radio spectrum of the Russian Federation" approved by the order of the Ministry of Communications dated June 30, 2011 No. 164. The rates and coefficients of the aforementioned Methodology are subject to revision at least once every two years.

        For example, in December 2017 the State Duma approved the Law on federal budget for 2018 and the planned period of 2019 and 2020, which resulted in the increase in rent payments for the radio spectrum usage both in the third quarter of 2018 and in the fourth quarter of 2018. In 2019 the rates turned back to the level of the beginning of 2018. Any increase in payments for the radio spectrum will likely increase our costs and may adversely affect our results of operations.

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

        In 2018, a draft law providing for revision of rent payments in line with the consumer price index starting from January 1, 2019, was registered with the Verkhovna Rada of Ukraine. However it was rejected and rent payments remained unchanged.

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

MTS Bank's business entails regulatory and operational risks.

        MTS Bank's operations are subject to regulation by various government and banking authorities in connection with obtaining and renewing various licenses and permits, as well as with ongoing compliance with existing laws and regulations and with the terms and conditions of MTS Bank's licenses and permits. MTS Bank has the required license in connection with its banking activities issued by the CBR.

        Requirements imposed by regulators, including capital adequacy requirements, which are designed to ensure the integrity of the financial markets and to protect customers and other third parties with whom MTS Bank deals, may limit MTS Bank's activities, including its lending, and may increase MTS Bank's costs of doing business, or require MTS Bank to seek additional capital in order to maintain CBR capital adequacy requirements or different varieties of funding to satisfy the CBR's liquidity requirements. The CBR may also amend the capital adequacy requirements and increase the capital adequacy ratios applicable to Russian banks at any time and, in such circumstances, MTS Bank may be forced to seek additional capital or alternative sources of financing to comply with these requirements. Such additional capital or alternative sources of financing may not be available or may only be available on commercially unacceptable terms.

        If MTS Bank's capital position were to decline below the minimum statutorily required levels of capital adequacy, its banking licenses could be suspended or revoked and it could encounter difficulties in continuing to operate its business and obtaining funding, which could materially adversely affect its business, financial condition, results of operations and prospects. MTS Bank's capital adequacy level may decrease organically with the growth of business or the payment of dividends. In addition, any breach of regulatory requirements in the Russian Federation could expose MTS Bank to potential liability and other sanctions, including the loss of general banking license. If the CBR were to suspend or revoke MTS Bank's general banking license, then this would render MTS Bank unable to perform any banking operations and/or would lead to winding-up of its business.

        Uncertainty in the international financial markets, further tightening in credit conditions and contraction of the global economy and markets in which MTS Bank operates, has adversely impacted, and could adversely impact, should the market conditions continue to worsen, MTS Bank's business and operating results due to:

  •
  decreases in MTS Bank's net interest income;

  •
  decreases in the demand for MTS Bank's credit products as a result of higher interest rates;

  •
  significantly increased non-performing loans and loan provision charges, loan losses and write-offs;

  •
  decreases in the business activity of Russian companies and the credit-worthiness of Russian companies and individuals;

  •
  increases in borrowing costs and reduced, or zero, access to the capital markets due to unfavourable market conditions;

  •
  currency volatility;

  •
  liquidity constraints;

  •
  outflows of deposits from accounts;

  •
  significant declines in the market values of securities held in MTS Bank's trading and available for sale portfolios; and

  •
  deterioration of capital adequacy.

        Any of the factors discussed in the preceding paragraphs could adversely affect the financial condition of MTS Bank and its customers and may result, among other things, in a reduction in MTS Bank's capital adequacy ratios and profits, pressure on credit risk concentration levels, an increase in exchange rate risk and losses, higher funding costs, a change in the strategy of MTS Bank or curtailment of some business operations due to increased risks. Moreover, any of these factors may cause a decrease in customer funds, a reduction in the demand for loans, foreign currency, investment and other banking transaction services that customers carry out with MTS Bank, as well as a general deterioration in the quality of MTS Bank's loan book and/or a reduction in the market values of securities or other assets held on MTS Bank's balance sheet, leading to possible defaults of such loans and/or the need for increased loan provisions. Should any of this take place, this could materially adversely affect our business, financial condition and results of operations.

Failure to monitor, manage and prevent MTS Bank's operational and technological risks, could have a material adverse effect on our business, financial condition and results of operations.

        MTS Bank is exposed to technological risks as banking business requires the development of sufficient communication channels and software, the creation of large automated systems and considerable computer capacity located throughout the Russian Federation. MTS Bank invests considerable time and money in order to upgrade its technologies in a timely manner, centralise its information systems, create appropriate reserves and duplicate capacities, develop internal audit functions and control the operation of its hardware and software, however MTS Bank's IT systems are significantly less developed in certain respects than those of banks in more developed countries. The lack of immediately available consolidated financial and operating data may hinder the ability of MTS Bank's management to make decisions, to react promptly to changes in market conditions and to detect fraud and non-compliance with internal procedures. In addition, insufficient integration of the IT system increases MTS Bank's operational risks and the costs of further business development.

        MTS Bank's ability to operate its business depends on its ability to protect the computer systems and databases which MTS Bank operates and uses from the intrusion of third parties who may attempt to gain access to MTS Bank's computer systems, networks or databases through the Internet or otherwise. In addition, MTS Bank is exposed to risk of fraud by employees or outsiders, mismanagement, unauthorised transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Given MTS Bank's high volume of transactions, errors may be repeated or compounded before they are discovered or rectified. In addition, a number of transactions at MTS Bank are processed manually, which may further increase the risk that human error or employee tampering or manipulation will result in losses that are difficult to detect. There can be no assurance that MTS Bank will be able at all times to successfully monitor, prevent and manage its operational and technological risks in the future. Any failure to do so could materially adversely affect our business, financial condition and results of operations.

MTS is a part of the Sistema group and may potentially enter into agreements with other members of the group (i.e. related parties transactions) on terms, which are different from those that would be obtainable on an open market.

        We have purchased interests in the following companies from Sistema: Stream, Nvision Group, NVision Software solutions LLC and MTS Bank. We have entered into agreements with other companies within the Sistema group for the provision of advertising services ("Maxima Advertising" JSC), supply of switching and network equipment ("SITRONICS SMART TECHNOLOGIES" LLC), medical services, license agreements ("Medsi Group" JSC), agreements on providing access to the infrastructure for installation of communication equipment (Bashkirenergo LLC, Business Nedvizhimost JSC), leasing of non-residential real-estate (SITRONICS JSC, Inturavtoservis PJSC) and other services. According to the applicable Russian legislation and notwithstanding certain control procedures in respect of related parties transactions (including mandatory procedures with respect to consideration of related parties transactions with the companies within the Sistema by the Audit Committee), such transactions with the companies within the Sistema group may potentially be concluded on terms, which are different from those that would be obtainable on an open market. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions."

In the event that our past or future interested party transactions are successfully challenged, our business, financial condition, results of operations and prospects could be materially adversely affected.

        We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have entered into, and continue to enter into, transactions that may be considered to be "interested party transactions" for the purposes of Russian law, requiring in some cases consent or approval by disinterested directors, disinterested independent directors, disinterested shareholders or owners of voting shares, depending on the nature of the transaction and parties involved. The provisions of Russian law No. 208 "On Joint-Stock Companies" dated December 26, 1995, as amended (the "Joint Stock Companies Law") relating to "interested party transactions" have been amended and may be subject to different interpretations taking into account, inter alia, the lack of court practice in respect of the new amendments. As a result, it is possible that our and our subsidiaries' interpretation and application of these provisions could be subject to challenge. Any such challenge, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        By introducing this regime, the Ministry aims to increase competition in the Russian mobile services market, which is currently dominated by MTS, VimpelCom and MegaFon. The existing frequency holders, including us, may receive revenues from MVNOs for the use of our frequencies and network infrastructure. However, in the event we lose either subscribers to MVNOs that lease their frequencies and infrastructure from other operators or MVNOs that lease their frequencies and infrastructure from us, we will be deprived of the revenue streams from both the subscribers and the MVNOs. The MVNOs may also establish aggressive tariffs, which could result in increased subscriber churn and/or driving down the tariffs of all mobile operators.

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

        Based on the complaint filed by Astelit LLC concerning illegal establishment of regional tariffs, in April 2016, the AMC initiated proceedings relating to a violation of legislation on the protection of economic competition. On October 3, 2018, the AMC issued a decision on termination of the case without any sanctions with respect to VF Ukraine. Lifcell (Astelit) LLC applied to the court for the cancellation of this AMC decision. The case is currently under consideration.

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

        Following complaints from citizens, the AMC is investigating the case on possible violation of legislation on protection against unfair competition, relating to pricing of service packages for 4 weeks (28 days) by the big-three (VF Ukraine, Kyivstar PrJSC and Lifecell LLC).

        Based on the complaint filed by Lifecell LLC, in April 2017, the AMC initiated proceedings relating to a violation of legislation on the protection of economic competition (the legitimate use of "The leader of 3G speed" slogan in advertisement). On December 11, 2018, the AMC recommended that the slogan should be removed by VF Ukraine. The recommendations have been implemented; the case is expected to be closed in the second quarter of 2019.

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

        Under Russian legislation, a company controlling over 35% of a market may be found by the FAS to hold a dominant position in such market. In case of collective dominance of legal entities and in certain instances provided by law, a company could be also categorized by the FAS as dominant even if its share of the corresponding market is less than 35%. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. In 2016, as a result of certain amendments to the Federal Law No. 135 "On the Protection of Competition," the register of business entities having more than 35% of a certain commodity market or otherwise occupying a dominant position in the markets in which they operate, which previously listed MTS as occupying a dominant position in certain markets, was repealed. At the same time, the FAS continues to conduct market analysis in order to identify entities holding a dominant position in the markets in which they operate.

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

        According to the Code of Administrative Offences of the Russian Federation, we may be subject to either fixed penalty fine or fine based on total turnover in the market where the violation is conducted, depending on the nature of violation of antimonopoly legislation. The level of fine ranges from 3% to 15% of revenue in the market where the violation is conducted for cartel agreements and from 1% to 15% of revenue for other violations (with 8% being the base level of the fine for all types of violations).If we or any of our subsidiaries were found by the competition authority to be business entities occupying a dominant market position, the competition authority would have a power to impose certain restrictions on our or our subsidiaries' businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous. If we or any of our subsidiaries were found by the FAS to be business entities occupying a dominant market position with a market share exceeding 70% and determined to abuse such dominant position, the Russian government would have a right to determine the rules of non-discriminatory access to goods or services offered by us. Additionally, geographic restrictions on our expansion could reduce our subscriber base and prevent us from fully implementing our business strategy, which may materially adversely affect our business, financial condition, results of operations and prospects.

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

        In 2017, a draft law was submitted for consideration to the State Duma, which was intended to cancel international roaming charges between Russia and Belarus and is currently under consideration. In case the aforementioned law is adopted, any revision of roaming charges may lead to a reduction in our revenues.

        Moreover, on September 2018, the Board of sectoral ministries of communications of the Russian Federation and the Republic of Belarus approved a Roadmap aimed at reducing roaming charges between two countries. In December 2018, the Russian party drafted a new project of the Roadmap aimed at cancellation of international roaming in the territory of the Union State in 2019. The implementation of this initiative may adversely affect our revenues from roaming charges in Belarus and increase our expenditure incurred in connection with the provision of these services.

        In July 2017, the FAS sent a warning to mobile operators, in which it demanded to cancel intra-network roaming. In March 2018, the FAS opened an antimonopoly case against VimpelCom, MTS and MegaFon (in connection with the non-fulfilment of the warning). In August 2018, the FAS found MTS, VimpelCom and MegaFon to have violated the antimonopoly legislation. In December 2018, the FAS imposed a fine in the amount of RUB 737,500 on each of MTS, VimpelCom and MegaFon. As of September 30, 2018 MTS changed charging principles for communication services outside "home" region for all subscribers. Such changes to the charging principles for communication services will lead to a reduction of income of MTS and other mobile carriers in Russia.

        In August 2017, the FAS opened an antimonopoly case against VimpelCom, MTS, MegaFon and T2 Mobile LLC on the grounds of establishing and maintenance of monopolistically high prices for communication services in national roaming and inter-operator roaming agreements. On February 22, 2018 the FAS rendered a decision and found MTS responsible for establishing monopolistically high prices for subscribers for communication services in national roaming. VimpelCom, MegaFon and T2 Mobile were also found guilty for establishing monopolistically high prices for subscribers for communication services in national roaming. In September 2018, following the examination of the case, the FAS imposed administrative fines in respect of each of the operators. The case related to inter-

operator roaming agreements against MTS was canceled due to the fact that there had been no violation. See also "—A finding by the FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations."

        On December 27, 2018, the Federal Law No. 527 was adopted, under which the intra-network roaming is cancelled, and MTS is obliged to provide subscribers with communication services on its network under the same conditions, regardless of whether a subscriber is in or outside the bounds of his "home network" when moving across the country. In addition, this law excludes the possibility of charging subscribers for incoming calls in intra-network and national roaming. The law will come into force on June 1, 2019, and its practical implementation may lead to revenue losses.

        Any material fines imposed on us or changes to the roaming charges may adversely affect our financial condition and result of operations.

Compliance with the new regulations on IMEI numbers may present us with technical difficulties and may lead to the expenditure of significant resources.

        A draft law that enables each mobile communications subscriber to register a user terminal under certain conditions on an International Mobile Equipment Identity ("IMEI") numbers database of the Ukrainian State Center of Radio Frequencies, primarily to prevent their unlawful use, was previously proposed in Ukraine. Aimed at discouraging theft, the draft law required operators to suspend or block the traffic transmission of the terminal upon the application of a subscriber (within a 3-month period after the first registration of a subscriber in the network). In July 2015, the draft law was withdrawn from consideration.

        Additionally, the Cabinet of Ministers of Ukraine adopted the decision "On Introduction of Amendments to the Regulation of the Cabinet of Ministers of Ukraine "On Introduction of Rules Relating to Rendering and Using Telecommunications Services," which, inter alia, cancels a requirement to block IMEI numbers of terminal equipment not included in the database of the Ukrainian State Center of Radio Frequencies ("USCRF"). A similar draft law was submitted for consideration to the Russian State Duma in 2012 but was rejected.

        If similar initiatives are proposed in the future, we may be required to develop a system to monitor IMEI numbers and may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

The accession of Russia to the World Trade Organization (the "WTO") may lead to legislative and business changes.

        On August 22, 2012, the Russian Federation became a member of the WTO. This may lead to potentially significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, telecommunications laws, changes in the taxation system and customs regulations in Russia. In addition, the implementation of the WTO rules may lead to increased competition in the markets where we operate. During the period of 2012 to 2018, Russia adopted certain changes to its legislation related to the accession to the WTO, for example, regarding intellectual property laws, tax legislation; however, it is still unclear if, and when, all necessary legislative changes related to the WTO accession will take place. If further new legislation is implemented in Russia as a result of its accession to the WTO, this could have a material adverse effect on our financial condition and results of operations.

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

        The company completed its project on construction of broadband optical networks employing the Gigabit-capable Passive Optical Network ("GPON") technology with a direct connection of subscribers to an optical network. The applied part of the GPON project's progress is the creation of a digital platform of IMS core, which enables MGTS to render a larger range of services, including services for the B2G segment. See "Item 4—Information on Our Company—A. History and Development—Capital Expenditure" for further information.

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

        We regard our copyrights, trademarks, patents and similar intellectual property rights, including our rights to certain domain names, as essential to our continued success. We rely upon legislation on intellectual property, trade secret protection laws, as well as confidentiality and/or license agreements or contracts with our employees, customers, partners and others, to protect our proprietary rights. Nonetheless, intellectual property rights are particularly difficult to protect in the markets where we operate. In these markets, the regulatory agencies responsible for the protection of intellectual property rights are inadequately funded, legislation is underdeveloped, piracy and infringement are commonplace, and enforcement of court decisions is problematic.

        Litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources and, if decided unfavorably to us, could have a material adverse effect on our business. We also may incur substantial acquisition or settlement costs to the extent that it would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.

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

        The strained political situation in Ukraine coupled with an economic downturn resulted in financial difficulties in the banking system, including, notably, increased liquidity risks. As we hold the bulk of excess hryvnia and foreign currency cash in Ukrainian banks, a banking crisis or the bankruptcy or insolvency of the banks through which we receive or with which we hold our funds could result in the loss of our deposits or limit our ability to perform banking transactions in Ukraine and other countries, which could have a material adverse effect on our business, financial condition and results of operations. For example, we realized losses in the fourth quarter of 2014 due to an impairment of cash balances stemming from the insolvency of DeltaBank in Ukraine. In 2015, the Group wrote off certain cash balances deposited in distressed Ukrainian banks. As of April 1, 2019, these banks are being liquidated.

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

        During the period from 2016 and 2017 the cost of funding was decreasing, as the Central Bank of Russia periodically cut the key rate. However, in 2018, the rate cut cycle ended taking into account the dynamics of inflation and inflation expectations, as well as risks posed by external conditions and the reaction of financial markets. In September 2018 (for the first time since 2014), the Board of Directors of the Central Bank of Russia decided to raise the key rate by 0.25 p.p. (up to 7.5%). In December 2018, the key rate was further raised up to 7.75%. Should the key rate continue to grow in the future, this may negatively affect the cost of funding.

        A continuation or repetition of the downturn in the global financial markets as well as a toughening or extension of international sanctions against Russia and the resulting volatility of the trading price of our shares and ADSs may negatively impact our ability to obtain financing on commercially reasonable terms, either domestically or overseas, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to generate sufficient free cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.

        We have an amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2018, our consolidated total debt, excluding capital lease obligations and debt issuance costs, was RUB 368,722 million. Our finance cost for the year ended December 31, 2018 was RUB 38,165 million, net of the amounts of interest capitalized.

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

        For example, on December 31, 2014, the official exchange rate published by the CBR was 56.26 rubles per U.S. dollar. The ruble continued to depreciate against the U.S. dollar reaching 72.88 rubles per one U.S. dollar on December 31, 2015, whereas on December 31, 2016, it amounted to 60.66 rubles per one U.S. dollar. On December 31, 2017, ruble amounted to 57.60 per one U.S. dollar. The ruble remained under pressure in 2018, against the backdrop of geopolitical tensions as well as investors outflow from the emerging markets. As of December 31, 2018, ruble amounted to 69.47 per one U.S. dollar.

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

        Ukraine's economic crisis combined with political unrest and events in the Eastern part of Ukraine have led to the weakening of the hryvnia, with the exchange rate rising from 15.77 hryvnias per one U.S. dollar on December 31, 2014 to 24.00 and 27.19 hryvnias per one U.S. dollar on December 31, 2015 and on December 31, 2016, respectively, as a result of substantial capital outflow in response to the continuing political instability in Ukraine. As of December 31, 2017, the exchange rate amounted to 28.07 hryvnias per one U.S. dollar. As of December 31, 2018, the exchange rate amounted to 27.69 hryvnias per one U.S. dollar.

        See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Belarusian ruble depreciated against the U.S. dollar, whereby the exchange rate increased from 11,850 Belarusian rubles per one U.S. dollar on December 31, 2014, to 18,569 Belarusian rubles per one U.S. dollar on December 31, 2015. On July 1, 2016, Belarus redenominated its currency on a scale of 10,000:1. As of December 31, 2016, the official exchange rate published by the National Bank of the Republic of Belarus amounted to 1.96 Belarusian rubles per one U.S. dollar. As of December 31, 2017 and December 31, 2018, the official exchange rate published by the National Bank of the Republic of Belarus amounted to 1.97 and 2.16 Belarusian rubles per one U.S. dollar, respectively. The possible devaluation of the Belarusian ruble in the future may adversely affect our revenues from this market.

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

        We have to make significant capital expenditure, particularly in connection with the development, construction and maintenance of, and the purchasing of necessary software for, our mobile and fixed-line networks. We had capital expenditure in the amounts of RUB 83,551 million (excluding costs of RUB 2.598 billion for the acquisition of a 4G license in Russia) in 2016, RUB 76,431 million in 2017 and RUB 94,041 million (excluding costs of RUB 5.527 billion for the acquisition of a 4G license in Ukraine) in 2018. Further, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditure. See "Item 4—Information on Our Company—A. History and Development—Capital Expenditure."

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

        During the period from 2014 to 2018, the United States and the European Union announced sanctions applying to a number of Russian and Ukrainian individuals and associated institutions. The sanctions may be extended and our ability to gain external funding may be affected. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations" and "—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs."

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

        In 2014, the Bank of Russia implemented an inflation targeting program. As a result of this, inflation in Russia amounted to 5.4% in 2016, which was significantly lower as compared to 12.9% in 2015, according to the Federal Statistics Service. In 2017, inflation decreased to lower than 3% as compared to the target level of 4%. By the end of 2017, consumer inflation reached its historically lowest level of 2.5% year-to-year. In 2018, consumer inflation in Russia amounted to 4.3%. According to the Bank of Russia, in 2019 the end-of-year annual inflation forecast will range from 4.7% to 5.2%. The Bank of Russia plans to maintain inflation at the 4% target level in the long-term. To achieve this target, the Bank of Russia will more likely change main parameters of monetary policy. However, despite its plans to maintain inflation at the target level, there are risks of inflation increase due to the following factors:

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

        According to the State Statistics Service of Ukraine, in December 2018, the annual consumer price index amounted to 9.8% (as compared to 13.7% for 2017). The decline in inflation was primarily achieved by the monetary policy of the National Bank of Ukraine (NBU) and the repeated increase in the discount rate. According to the forecasts of both the National Bank and the Government of Ukraine and the International financial organizations, it is expected that inflationary pressure on the economy of Ukraine will further decrease in the future as the budget value of the inflation rate for 2019 is set at 7.4%.

        In addition, a further decline in global oil prices coupled with capital outflow from growing markets and depreciation of national currencies might cause a rise in inflation. High inflation levels may lead, inter alia, to increased marketing expenditure that could, in turn, affect our operating margins and profitability.

        At the end of 2016 and 2017, inflation in Belarus amounted to 10.6% and 4.6%, respectively. In December 2018, the annual rise of consumer prices published by the National Bank of the Republic of Belarus amounted to 5.6%.

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

        In 2016, the decline in the GDP of Russia was 0.2%, compared to 3.7% in 2015, according to the Federal State Statistics Service. In 2017, the GDP growth amounted to 1.5%, according to the Federal State Statistics Service.

        In November 2018, the Ministry of Economic Development forecasted that the Russian economy would grow 1.8% in 2018. In January 2019, the Ministry of Economic Development estimated that the Russian economy grew by 2% in 2018.

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

        In recent years, there has been a rapid increase in lending by Russian banks, which has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks (including the banks with which we conduct banking transactions) to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the CBR has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently, a number of banks and credit institutions have lost their licenses due to the deficiency of capital and failure to meet the CBR requirements. In 2014-2018, for instance, the CBR revoked the licenses of a number of Russian banks for reasons associated with implementing high-risk lending policies, loss of liquidity and non-compliance with anti-money laundering legislation. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

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

        The political and economic situation in Russia has been negatively affected by the global financial crisis, the economic sanctions imposed by the United States and the European Union and the ongoing volatile economic conditions. Other countries where we operate may pose similar challenges, for example, Ukraine, where political tensions and uncertainty are continuing. See also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations." Current and possible future political changes in Russia and other countries where we operate, major policy shifts or a lack of consensus between the various branches of power and powerful economic groups could disrupt or reverse economic and regulatory reforms. This could, in turn, lead to further political instability or conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations, prospects and the value of our shares and ADSs. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

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

        The United States and the European Union have imposed sanctions on certain Russian and Ukrainian persons and entities. No individual or entity within our group has been designated with sanctions introduced by either the United States or the European Union. However, additional designations may be made, or additional categories of sanctions may be created, at any time, and we can give no assurance that any member of our group, or individuals holding positions within our group, will not be affected by future sanctions designations. Several pieces of legislation directed at amplifying United States sanctions against the Russian Federation have been introduced in the U.S. Congress and are currently under consideration. It is currently unclear at which point, if at all, any of these bills could be signed into law and what would be the scope of any new sanctions that may be imposed pursuant to such law.

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

        Further tensions between Russia and other countries and any escalation of the existing tensions, the imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a negative effect on the Russian economy, the financial condition of our partners and suppliers, the financial condition of partners and suppliers of our subsidiaries, our ability to conduct trade and financial transactions, our ability to obtain financing on commercially reasonable terms (or at all), and the level and volatility of the trading price of our shares and ADSs.

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

        Furthermore, the Law of Ukraine "On amendments to the Law of Ukraine "On the protection of economic competition" came into force and is aimed to improve the procedures for control over the concentration of economic entities, and gives the Antimonopoly Committee of Ukraine the right to refuse to consider applications for concentration submitted by companies included in the sanctions list.

        The draft law "On Amendments to Article 9 of the Law of Ukraine "On State Registration of Legal Entities, Individual Entrepreneurs and Public Organizations" was introduced in Ukraine, which requires economic entities to publish information relating to their beneficial owners in the unified state register (in the event that the beneficial owner of the company is a resident of a country carrying out armed aggression against Ukraine). In addition, the draft law "On amendments to some legislative acts relating to labeling of products (or services) produced by suppliers tied with an aggressor country" stipulates that the suppliers of goods (or services) might be obliged to mark the advertising of products (or services) with the information on their ties with an aggressor country. As of April 1, 2019, the draft laws have not been considered by functional committee of the Verkhovna Rada and the Parliament of Ukraine.

        The Presidential Decree No. 133/2017 "On the Decision of the National Security and Defense Council of Ukraine "On the Imposition of Personal Special Economic and Other Restrictive Measures (Sanctions)" dated May 17, 2017 imposed new sanctions and determined a new sanction list against 1,228 individuals and 468 legal entities. VF Ukraine was not subject to these sanctions.

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

        On May 8, 2018, a draft law "On Amendments to the Law "On Sanctions" (No. 8340) was registered in the Verkhovna Rada of Ukraine, which provides for new types of sanctions: nationalization and termination of activities of a business entity being under control of the state that is subject to sanctions/ residents of such states/ any other person included in the sanction list.

        On September 21, 2018, a draft law "On Amendments to the Law "On Sanctions" (No. 9116) was registered in the Verkhovna Rada of Ukraine providing for extension of the grounds for the application of sanctions by Ukraine. In particular, it is proposed to add the following grounds: decisions of the authorized bodies of the United Kingdom and Northern Ireland; decisions of the authorized US bodies. Thus, the draft law introduces an automatic mechanism for synchronization of Ukrainian sanctions with its international partners.

        In 2018, the National Security and Defense Council of Ukraine (the "NSDC") imposed a number of new sanctions and restrictive measures against certain individuals and legal entities who are the residents of Russia, Ukraine and other states. None of these sanctions imposed by NSDC were introduced against VF Ukraine.

        In June 2017, the Board of the National Bank of Ukraine adopted Resolution No. 46 "On Amendments to the Resolution of the Board of the National Bank of Ukraine No. 654 dated October 1, 2015." The Resolution set out the requirements for banks dealing with persons designated in the sanctions list, in particular, prohibiting them from executing payment documents of any customers designated in the sanction list and transferring any funds to their accounts. On July 3, 2018, the NBU introduced amendments to this decision allowing the banks to execute certain categories of such payment orders strictly within the territory of Ukraine.

        The Decree of the President of Ukraine No. 57/2018 dated March 6, 2018 enacted the Decision of the NSDC dated March 1, 2018 "On the Imposition of Personal Special Economic and Other Restrictive Measures (Sanctions)." The restrictive measures were extended in respect of subsidiaries of a number of Russian banks, which provide for the prevention of the withdrawal of capital outside Ukraine in favor of persons affiliated with the banks.

        The Administration of the State Service of Special Communications and Information Protection of Ukraine developed a draft government resolution which provides further actions of authorized state bodies when blocking access to the information resources designated in the sanction list. The project provides, inter alia, connection to operators' networks of equipment to monitor the blocked information resources. Regarding the draft law special equipment might be connected to the operator's network, which may lead to additional costs. The document is currently under consideration.

        On February 13, 2017, the Decree of the President of Ukraine No. 32/2017 provided the directions of legislative changes, that could lead to restriction of the use of software and telecommunications equipment produced in Russia and simplification for the regulators to access data from communication channels (for the purposes of the identification of service providers, blocking of certain information resources and facilitating the storage of telecommunications data by operators). These decisions may affect our operations to the extent that they allow access to information resources of Russian origin. Pursuant to this Decree, the draft law "On Amendments to the Law "On Sanctions" was submitted for public discussion, which proposes to impose additional sanctions, in particular, with regard to the prohibition or restriction of the use of software and telecommunications equipment originated in countries that are subject to sanctions, as well as software developed by companies in such countries (that are subject to sanctions). The draft law is currently under consideration.

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

        Economic crisis, deterioration of key aspects of the economy and the lack of investment into the social infrastructure, has, amongst other things, led to the instability of the political situation in Ukraine where we have significant operations. Furthermore, the refusal of the Ukrainian Government to enter into an association agreement with the European Union in November 2013, incited mass protests in Kyiv and other regions of the country. These protests caused, amongst other things, a downgrade of Ukraine's international ratings and significant depreciation of the national currency, see "—Risks Relating to our Financial Condition—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble, as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our financial results."

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

        The political and economic changes in recent years in the countries where we operate have resulted in significant dislocations of authority. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the media in the countries we operate in regularly publish disparaging articles in return for payment. The depredations of organized or other crime or demands of dishonest officials could result in negative publicity, disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition, results of operations and prospects. Any actions which could result in a negative effect on investor confidence in Russia's business and legal environment could have a further material adverse effect on the Russian securities market and prices of Russian securities or securities issued or backed by Russian entities, including the shares.

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

        On August 5, 2016, we sold our 50.01% stake in UMS to the State Unitary Enterprise Centre of Radio Communication,

        Radio Broadcasting and Television of the Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan. The loss on disposal of investment in Uzbekistan was recorded in the financial report for the third quarter of 2016. See Note 10 to our audited consolidated financial statements.

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

        MTS-Turkmenistan was compelled to suspend communication services in Turkmenistan from 00:00 September 29, 2017, due to the actions of the Government of Turkmenistan, the Ministry of Communications of Turkmenistan, the state-owned telecommunications company, Turkmentelekom, and its wholly-owned subsidiary, Altyn Asyr, the state owned mobile operator in Turkmenistan. These actions resulted in the disconnection of international and long-distance zonal communication services and Internet access.

        In July 2018 we filed a Request for Arbitration against the Sovereign State of Turkmenistan with the ICSID in order to protect its legal rights and investments in Turkmenistan. The Tribunal for these proceedings was constituted on December 18, 2018 and the Company subsequently filed its Memorial (statement of claim) with ICSID on March 29, 2019. Our total losses are currently estimated to be USD 1.5 billion. Unless resolved to our satisfaction, we intend to vigorously pursue our claims in arbitration and seek all available remedies.

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

        In addition, in 2015 the Prosecutor General's Office of Ukraine started criminal proceedings on the fact of "unauthorized intervention" in the operation of MTS Ukraine telecommunications network in Crimea on March 15 and 16, 2014. The outcome of the investigation is currently unclear. Possible legal risks or risks concerning the fulfillment of conditions arising from the proceedings might adversely affect our business, financial condition and results of operations.

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

        Furthermore on July 1, 2016, provisions of the Federal Law No. 210 stipulating the procedure for corporate actions became effective which, inter alia, provides for a possibility of remote participation at general meetings of security holders (e-voting) for those shareholders who hold their shares either directly on a share register or through a depositary. These procedures may lead to delays in voting process and inconsistencies and may entail additional risks due to their novelty to the Russian market.

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

        For example, during 2015-2019 we repurchased MTS ordinary shares, for more details see "Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers." Our obligation to purchase shares in these circumstances, which is limited to 10% of the company's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects. Under Russian law, if we are unable to sell the repurchased shares at a price equal to or exceeding the market price within one year of the date of repurchase, we will have to reduce our charter capital accordingly.

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

        In November 2014, the Government of Russia considered a proposal on reconsideration of the interconnect regulation approach submitted by the Ministry of Communications. In December 2018, the Ministry of Communications developed new initiatives relating to the reframing of interaction between operators. It is unclear yet how this proposal may be implemented, however it may potentially lead to a reduction in traffic transmission revenues and an increase in traffic transmission costs. The final decision on the implementation of this proposal has not been made yet.

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

        The Federal Law No. 374 "On the Introduction of Amendments to Certain Legislative Acts of the Russian Federation with Respect to Setting up of Additional Counter-terrorism Measures and Public Security Enforcement" was adopted on July 6, 2016. Pursuant to that law, operators are obliged to store information on the facts of receiving, transferring, delivery and/or processing of voice information and text messages, as well as images, sounds, video- and other messages of telecommunications services users (for a three-year period) and the contents of such communications, including voice data, text messages, pictures, sounds, video or other communications (for up to six months). The requirement relating to the storage of messages contents entered into force on July 1, 2018. The Government of the Russian Federation is responsible for approving the rules, terms and volume of information to be stored. The Government regulation "On Rules, Terms and Volume of Voice Information, Text Messages, Images, Sounds, Video- and Other Messages of Telecommunications Services Users to be Stored" was adopted on April 12, 2018 (the "Rules on Storage"). According to this regulation, commencing July 1, 2018, communication operators that render intercity and international communication services (as well as personal radio call services, mobile radio services in a public communication network, mobile radiotelephone and satellite communication services, data transmission services for the purposes of transferring voice information, zonal and local telephone communication services) are required to store voice information and text messages, for a period of six months from the moment of the end of their receipt, transfer, delivery and/or processing. Starting from October 1, 2018, operators that render telematics services, as well as data transmission services (except for data transmission services for the purposes of transferring voice information) are obliged to store telecommunication messages by using data storage technical equipment in the volume of electronic communication messages sent and received by the operator's subscribers (the actual traffic) during 30 days before the commissioning date of the technical equipment. Moreover, the capacity of the data traffic storage system is required to be increased by 15% annually during 5 years from the date the data storage technical equipment was put into operation. Significant additional costs will be required in order to comply with these requirements.

        The Ministry of Communications of the Russian Federation has developed a draft decree on the introduction of amendments and additions to the Rules on Storage. According to the proposed amendments, technical means for the accumulation of information must have confirmation of their production in the territory of the Russian Federation. The possibility of applying these restrictions is not yet clear since there are not many Russian producers of this equipment. If this draft law is adopted, it may have a material adverse effect on our operations.

        In December 2018, a draft law aimed at ensuring safe and sustainable functioning of the internet in the Russian Federation was submitted for consideration to the State Duma. On April 16, 2019, the State Duma adopted this draft law. Under this initiative, operators (including us) may be required to install new equipment on their networks, which could adversely affect the networks' stability and the quality of provided communication services. Additional costs for maintenance and operation of this equipment may be required from the operators, which cannot be estimated currently.

        On January 14, 2019, the Government of the Russian Federation published a list of instructions aimed at encouraging the procurement of telecommunication equipment of Russian origin. According to the document, ministries should prepare proposals by May 1, 2019, relating to an increase in the import customs duty rate to a level of up to 20% with respect to telecommunication equipment. Currently, there can be no certainty as to the form of the implementation of these initiatives; therefore, it is difficult to assess how such changes will affect the company's operations. Should the import customs duty rate increase in respect of the equipment we purchase, this may have a material adverse effect on our financial condition and results of operations.

        Currently, the Russian Civil Code is undergoing the process of substantial revisions with new provisions being introduced relating to a number of sectors. At present, the potential interpretation of these amendments by state authorities (including the courts), along with their impact on our activities are unknown.

        On June 1, 2018, Federal Law No. 245 "On Amendments to the Federal Law" On Communications" entered into force and is aimed at further aligning the process of concluding a contract for the provision of mobile radiotelephone communication services without appropriate identification of a subscriber (i.e., a user) of communication services. On November 17, 2018, the Decree of the Government of the Russian Federation came into force, which introduced amendments to the Rules for the provision of telephone services and specified the procedure for compliance with the requirements of this federal law. Additional costs were required from operators to provide a set of measures to improve the filling of databases with information about subscribers and the organization of interaction with state systems to verify the reliability of information about subscribers. Adoption of similar legislation in the future may lead to incurring additional costs by the operators, which may have a material adverse effect on our financial condition and results of operations.

        A roadmap for 2018-2022, for the development of competition in economic sectors of the Russian Federation and the transition of particular sectors from the state of natural monopolies to the competitive market was approved by the Order of the Government of the Russian Federation No. 1697-r dated August 16, 2018. The roadmap provides for the adoption of a number of regulatory legal acts, inter alia, in the telecommunication sphere. Currently, it is difficult to assess how such changes and their interpretation by state bodies, particularly by courts, may affect our operation.

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

The failure of our subsidiaries that are subject to regulations as natural monopolies to comply with the requirements of the Federal Law No. 223 "On Procurement Process," inter alia, in case of collective tendering can lead to application of certain liability measures with respect to our subsidiaries.

        One of our subsidiaries, MGTS, is categorized as a natural monopoly in the Moscow telecommunications market. According to the Federal Law No. 223 "On Procurement Process," natural monopolies are obliged to conduct the procurement process in accordance with the principles of transparency and non-discrimination and unjustified limitation of competition. If our subsidiaries that are under additional regulations as natural monopolies are found failing to comply with the law on procurement process, inter alia in case of collective tendering with us, our subsidiaries can be subject to certain liability measures, according to Russian legislation. See also "—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations."

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

  •
  in case of untimely obtaining licenses or untimely confirmation of licenses for the technical and cryptographic protection activity of confidential information by FSTEC of Russia or FSS of Russia, the company would not be able to provide the corresponding commercial services to the third parties; and

  •
  ambiguity of the requirement of Federal law No. 152 to localize processing of the Russian citizens personal data on the territory of Russia, keeping the possibility of cross-border transfer of this data.

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

        In addition, it is possible that subscribers will file legal claims, seeking to reimburse tangible and moral damage in connection with the violation of the legislation requirements. With effect from May 25, 2018, the General Data Protection Regulation came into force in the European Union. Our basic business processes and our subsidiaries were audited in order to determine applicability and compliance with the GDPR requirements. In addition, a control mechanism for determination of compliance with the specified requirements was proposed to be established for new business processes (if they are initiated). If the resources required to maintain, develop and implement data protection and information security systems meeting the legislation requirement are greater than expected, or we fail to comply with the data protection and information security laws despite our best efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

        On October 5, 2017, the Law of Ukraine "On the Basic Principles of Ensuring the Cybersecurity of Ukraine" was adopted and entered into force on May 9, 2018. It provides the requirements and procedures for identifying critical infrastructure objects to ensure cybersecurity. All enterprises in the field of information and communications technologies might be recognized as objects of critical infrastructure that can bear the risks of additional costs and additional responsibility for ensuring cybersecurity. The drafts of the decisions of the Cabinet of Ministers of Ukraine relating to the implementation of procedures for identification of critical infrastructure objects, their audit, etc. are being developed by the State Service of Special Communications and Information Protection of Ukraine.

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

        On July 20, 2018, the Ministry of Economic Development and Trade developed and submitted for public discussion the draft law of Ukraine "On Critical Information Infrastructure and Its Protection." The draft law is aimed at creating an environment for the development and effective implementation of state policy with regard to protection of critical infrastructure. The Security Service of Ukraine is vested, inter alia, with the following powers: takes part in investment review and verifies the origin of the capital allocated to critical infrastructure, takes part in inspections to ensure that telecommunication operators are in compliance with the national security interests, gets access to automated information and referral information systems, registers and databases, whose holders (administrators) are operators of critical infrastructure objects. In case the company or objects of the company's infrastructure are classified as critical infrastructure objects in the future, it may entail enhanced control of the NCCIR, the State Service of Special Communications and Information Protection, the Security Service of Ukraine, as well as pose additional requirements with regard to business continuity and preservation of information.

Changes in Ukrainian telecommunications legislation have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations.

        In November 2012, the NCCIR issued the decision regarding the rules governing the provision of MNP service, which enables the subscribers to retain their telephone number after switching from one operator of mobile communications to another. MNP law came into legal force on July 5, 2013 with the beginning of switching to other operators from December 20, 2013. On December 30, 2013 a resolution that postponed the beginning of service provision to July 2014 came into legal force, however, implementation of MNP service was cancelled later on by a court decision. On July 31, 2015, the

NCCIR approved the procedure for MNP service rendering and introduced amendments to the basic requirements of agreements for the provision of telecommunications services. The decision entered into force on September 8, 2015, after which the NCCIR appointed the USCRF as an administrator of the centralized database of the ported numbers.

        In May 2017, operators received approved documents including technical requirements for MNP service. The court proceedings regarding the choice of a supplier for the centralized database have been finished. According to the decision of the NCCIR dated November 27, 2018, the MNP service is to be launched into a commercial use on May 1, 2019.

        The Verkhovna Rada of Ukraine regularly reviews different versions of draft laws "On Electronic Communications." The key one of these draft laws requires, inter alia, the identification of the entire subscriber base of operators. The draft law provides for a period of compulsory registration, being six months. The inability to identify subscribers within the prescribed timeframe could have a negative effect on business operations of VF Ukraine. The request of VF Ukraine and Kyivstar PrJSC with regard to extending the transition period to two years was passed to legislators by way of an official letter. As of April 1, 2019, the draft law has not been considered.

        In addition, the NCCIR approved a new procedure for the identification of anonymous subscribers, which obliged operators to register subscribers in electronic form, including with the use of an electronic subscriber identification system. The new procedure came into force in December 2018.

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

        CIT regulation may undergo significant changes in the nearest future. The move from tax regime under which all companies' profits are subject to taxation to a system where tax is paid only if corporate profits are distributed was delayed for a year (previously it was expected to occur on January 1, 2019). Ukrainian companies are expected to be taxed on their actual and deemed distributed profits, including expenses incurred or other payments unrelated to economic activities, etc. It is not stated yet if the companies will be able to use deferred tax assets or set off CIT-overpayments against future tax payable. These and other changes could have a material adverse effect on our results of operations and financial condition.

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

        Moreover, regulation is conducted largely through the issuance of licenses and instructions, and governmental officials have a high degree of discretion. In this environment, political influence or manipulation could be used to affect regulatory, tax and other decisions against us on the basis of other than legal considerations. In addition, some of our competitors may receive preferential treatment from the government, potentially giving them an advantage over us.

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

The regulation of critical information infrastructure in the Russian Federation may lead to additional costs which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Federal Law No. 187 "On the Security of the Critical Information Infrastructure of the Russian Federation" which came into force on January 1, 2018 (the "Law on CII") provides for the creation of a register of significant critical information infrastructure (CII) objects, to which the communication networks may be assigned (after the classification of CII objects). Both state-owned and non-state-owned organizations are classified as subjects of the CII.

        The law envisages criminal penalties imposed on officials owning significant CII objects if the security requirements in respect of such significant CII objects are not met and damage is incurred. Information on CII security measures, on the status of its protection against computer attacks is classified as a state secret. CII subjects, including communication operators, are required to, among other things:

  •
  categorize CII objects;

  •
  agree the results of CII objects categorization with the authorized body (FSTEC - Federal Service for Technology and Export Control of the Russian Federation);

  •
  create a security system for significant CII objects and implement measures targeted at significant CII protection and protection of information, belonging to the corresponding category; and

  •
  set up and provide the operations of means for attacks search on the communication network with the transfer of management to the authorized body (FSS of Russia).

        The by-laws envisage measures aimed at CII objects protection, which are difficult to implement, especially as regards the implementation of information protection measures that are not provided by such communication standards as 3GPP, ETSI, etc., which may lead to incompliance with the regulatory requirements. The implementation of these requirements will require additional costs to be incurred. Introduction of similar regulations, which may require additional costs to be incurred by us or otherwise negatively affect us could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        For example, market price of our ADSs experienced volatility in 2017 due to legal proceedings relating to Sistema, initiated by Rosneft, Bashneft and the Ministry of Land and Property Relations of Republic of Bashkortostan, and arrest of 31.76% of shares in our authorized capital held by Sistema, which was lifted as a result of execution of the settlement agreement.

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

The lack of a developed practice relating to share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs, and other problems connected with the rights attributed to the relevant shares such as dividend payments.

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

        In addition, certain amendments to the Civil Code of the Russian Federation entered into force on October 1, 2013 regarding the transfer and restitution of securities that are aimed at protection of rights of security holders and on September 1, 2014 regarding the regulation of legal entities and their corporate governance. However, we cannot entirely exclude that transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss as well as difficulties relating to dividend payments not normally associated with investments in other securities markets.

The depositary reform in Ukraine, as well as regulation of issues relating to repatriation of dividends outside Ukraine may lead to an increase in terms of dividend payments with respect to VF Ukraine shareholders, as well as adversely affect our cash flows, which may have adverse impact on our financial condition and results of operations.

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

        On April 13, 2017, the NBU adopted a resolution that allows the repatriation of dividends not only for the period of 2014 to 2015, but also for 2016, and simplifies the mechanism of such payments, allowing the repatriation of dividends for the specified years in a total amount of up to 5 million U.S. dollars within one month. The NBU adopted a resolution, which changes the terms of the repatriation of dividends to foreign shareholders of Ukrainian companies with effect from November 15, 2017. Accordingly, the repatriation of dividends accrued until 2016 is permitted. The monthly limit on the repatriation of dividends for the period of up to 2013 is equivalent to 2 million U.S. dollars. In March 2018 the NBU adopted another resolution, which permits repatriation of dividends to foreign shareholders of Ukrainian companies irrespective of the period they were accrued in a total amount of up to 7 million U.S. dollars per month.

        On January 4, 2019, the NBU approved a new system of currency regulation and published a currency liberalization roadmap providing for the gradual removal of FX restrictions as Ukraine's macroeconomic conditions improve. However, in case restrictions on the repatriation of dividends remain or are tightened in the future, it may adversely affect our cash flows, which may have adverse impact on our financial condition and results of operations.

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

Item 4.    Information on Our Company

A.    History and Development

        Mobile TeleSystems CJSC ("MTS CJSC") our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 44.57% of our share capital (50.07% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

        Our legal name is Mobile TeleSystems Public Joint Stock Company (MTS) and we are incorporated under the laws of the Russian Federation. Our head office is located at 5 Vorontsovskaya Street, Bldg. 2, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 495 223-2025. The address of our incorporation is 4 Marksistskaya Street, Moscow 109147, Russian Federation. We maintain a website at www.ir.mts.ru. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the deposit agreement.

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

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telecom, the leading wireless operator in Armenia, for €260.0 million (RUB 9,142 million), and entered into a call and put option agreement initially valid until 2012 (and later extended until 2018) for the remaining 20%. Under the option agreement, we had a right to exercise a call option up to December 31, 2018. In December 2018 we served a call notice on the minority shareholders of MTS Armenia (formerly K-Telecom) to purchase the remaining 20% stake.K-Telecom operates in the GSM-900/1800 standard, covering the entire territory of Armenia. It historically operated under the VivaCell brand, and was re-branded as VivaCell-MTS in September 2008.

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

        In April 2013, we acquired a 25.095% stake in MTS Bank for 5.09 billion rubles through an additional share issuance by the bank. As of December 31, 2017 our interest comprised 26.61% of the bank's shareholding. In July 2018, we acquired additional stake in MTS Bank for RUB 8.27 billion from Sistema and our ownership share increased to 55.4%, providing control over the bank. The acquisition allows us to consolidate MTS business in the Russian FinTech market, simplify corporate and operational management, and accelerate the launch of new products.

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

        In April 2014, we acquired a 10.82% stake in OZON, a leading Russian e-commerce company, through the purchase of OZON Holdings Limited's additional share issuance for RUB 2,702 million. Cooperation with OZON creates new distribution channels available to us through its extensive online retail platforms. As of December 31, 2017 our interest comprised 11.19% and was further increased to 18.69% as of December 31, 2018. In March 2019 we sold our stake in OZON to Sistema.

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

        In December 2017, we purchased a 100% stake in Praliss Enterprises, thus acquiring one of the world's leading eSport clubs—Gambit Esports. The acquisition is a part of our digital innovation strategy.

        In January 2018, we acquired a 78.2% stake in Kulturnaya Sluzhba LLC, operating under the trademark Ponominalu.ru. In February 2018, we acquired a 100% ownership interest in Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass LLC, operating under the trademark Ticketland.ru. These acquisitions allow us to enter the event ticket market, while broadening our suite of digital services, and integrate a key new product into existing loyalty program and mobile applications ecosystem.

        In August 2018, we purchased a 99% stake in Progressivniye Technologii CJSC, provider of fixed-line services in the cities of Zhukovskiy and Anapa, which allowed us to strengthen our position in the local markets and benefit from the expected synergies from the acquisition.

        In October 2018, we acquired Dekart property complex in full from Sistema. The property complex comprises office facilities, parking premises and engineering networks and is partly occupied by us and partly used as investment property.

        In December 2018, we acquired a 100% interest in IT-Grad 1 Cloud LLC, one of the largest cloud providers on the Russian IaaS (Infrastructure as a Service) market. This acquisition allows the Group to strengthen its presence in the Russian cloud services market.

        In December 2018, we acquired Serebryaniy Bor property complex in full from Sistema. The property complex comprises administrative facilities, land and engineering networks and is partly occupied by us and partly designated as investment property. In December 2018, we also acquired Serebryaniy Bor administrative property complex from Sistema.

Capital Expenditures

        We spent in total RUB 99,568 million in 2018 for network development in Russia and the other countries where we operate, which included RUB 72,290 million in cash expenditures on property, plant and equipment (RUB 7,559 million thereof for acquisition of Avantage data center), and RUB 27,278 million for the purchase of intangible assets (RUB 5,527 million thereof for acquisition of 4G license in Ukraine). We expect to spend up to RUB 90 billion (excluding potential capital expendures for acquisition of 4G licences) in 2019 for the construction of radio subsystem and additional storage, processing and indexing centers to comply with requirements of "Yarovaya-Ozerov bundle of laws," maintenance capital expenditures, further network expansion, special projects relating to development of clouds, artificial intelligence, smart education, esport and E-health as well as commercial 5G solutions, roll-out of LTE networks in Ukraine, construction of new sites and purchase of software for network managing in Armenia and other. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2019 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2019 excludes expenditures that may be made in connection with acquisitions. A breakdown of our capital expenditures in 2018 by country is set forth below.

        We spent RUB 3,444 million, 367 million and 5 million in 2018, 2017 and 2016, respectively, for acquisitions of subsidiaries, net of cash acquired from third parties. In addition, in 2018, we spent RUB 13,242 million, net of cash acquired, for acquisition of bisinesses under common control.

Russia

        We spent RUB 82,701 million in 2018 for network development in Russia, including RUB 64,688 million in cash expenditures on property, plant and equipment (thereof RUB 7,559 million for acquisition of Avantage data center), and RUB 18,013 million for the purchase of intangible assets.

Ukraine

        We spent RUB 14,867 million in 2018 for network development in Ukraine, including RUB 6,373 million in cash expenditures on property, plant and equipment, and RUB 8,495 million for the purchase of intangible assets (thereof RUB 5,527 million for acquisition of 4G license in Ukraine).

Armenia

        We spent RUB 1,986 million in 2018 for network development in Armenia, including RUB 1,220 million in cash expenditures on property, plant and equipment, and RUB 766 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent RUB 2,812 million in 2018 for network development, including RUB 2,046 million in cash expenditures on property, plant and equipment, and RUB 766 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

B.    Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including data transfer, broadband, pay-TV and various value-added services, including Big Data, IoT, cloud services, banking services, e-commerce, as well as selling equipment, accessories and software. According to AC&M Consulting, we are the largest provider of mobile cellular communications services in Russia and the second largest in Ukraine in terms of mobile subscribers. According to our own estimates, we are also the largest provider of mobile cellular communication services in Armenia in terms of mobile subscribers.

        As of December 31, 2018, we had a mobile subscriber base of approximately 99.8 million (approximately 78.0 million in Russia, 19.7 million in Ukraine and 2.1 million in Armenia) which is a decrease of 1.4% compared to December 31, 2017. As of December 31, 2017, we had a mobile subscriber base of approximately 101.2 million (approximately 78.3 million in Russia, 20.8 million in Ukraine and 2.1 million in Armenia) which is a decrease of 3% compared to December 31, 2016. As of December 31, 2016, we had a mobile subscriber base of approximately 104.6 million (approximately 80.0 million in Russia, 20.9 million in Ukraine, 2.1 million in Armenia and 1.7 million in Turkmenistan).

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 35% market share as of December 31, 2018, based on TMT consulting data.Our revenues for the year ended December 31, 2018, were RUB 480,293 million, representing 8.4% increase from the year ended December 31, 2017. Our revenues for the year ended December 31, 2017, were RUB 442,911 million, which is an increase of 1.7% from RUB 435,692 million for the year ended December 31, 2016. Our net income for the year ended December 31, 2018, was RUB 7,832 million, which is an decrease of 86.2% from the year ended December 31, 2017. Our net income for the year ended December 31, 2017, was RUB 56,590 million, which is an increase of16.8% from RUB 48,450 million for the year ended December 31, 2016.

        Russia is our principal market, both in terms of subscribers and revenues. For the year ended December 31, 2018 approximately 92% of our revenues came from operations in Russia; approximately 6% of our revenues came from operations in Ukraine; and approximately 2% of our revenues came from operations in other countries, respectively.

        In July 2018, we started rendering banking services made possible by the acquisition of control over MTS Bank (see Note 5 to the consolidated financial statements). Banking services revenue for the period from the date of consolidation to the end of 2018 was RUB 11,851 million, representing 2.5% of our total revenues for the year ended December 31, 2018. MTS Bank's net operating profit was positive and amounted to RUB 1,291 million. MTS Bank activities (financial assets and liabilities, management of liquidity risks connected with the activities) are described in Note 29 to the consolidated financial statements. Outstanding deposits and loans to customers as at December 31, 2018 came to RUB 63,038 million. Loans to legal entities made up 42.5% of that total, 56% were loans to individuals.

        Detailed segment information for MTS Bank is presented in Note 6 to the consolidated financial statements.

        As of December 31, 2018, approximately 78% of our mobile subscriber base was in Russia and approximately 20% was in Ukraine. According to AC&M-Consulting, as of December 31, 2018, we had a 31% market share of total mobile subscribers in Russia.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2014	98.6	(2)
2015	101.4	(2)
2016	104.6	(2)
2017	101.2	(3)
2018	99.8	(3)

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
Excludes Uzbekistan subscribers.

(3)
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

        According to AC&M Consulting, overall mobile cellular penetration in Russia was approximately 179% as at December 31, 2018 and 179% as of December 31, 2017. According to our estimates, mobile cellular penetration in Ukraine was approximately 126.5% as at December 31, 2018 and 130.5% as of December 31, 2017, which represents a decrease, compared to 136.3% as of December 31, 2016. According to our estimates, mobile cellular penetration in Armenia was approximately 125.5% as at December 31,2018 and 121.5% as of December 31, 2017, as compared to approximately 119% as of December 31, 2016.

        Our consolidated mobile subscriber base changed insignificantly in the first two months of 2019. Specifically, according to our estimates at April 1, 2019, we had approximately 99.3 million subscribers, including approximately 77.6 million in Russia, 19.6 million in Ukraine and 2.1 million in Armenia.

        As of December 31, 2018, according to our estimates, MTS Belarus had approximately 5.5 million subscribers and a leading market share of 45.9%. As of December 31, 2017, according to our estimates, MTS Belarus had approximately 5.2 million subscribers and a leading market share of 44.8%. As of December 31, 2016, according to our estimates, MTS Belarus had approximately 5.2 million subscribers and a leading market share of 44.4%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 126.2% as of December 31, 2018, according to our estimates.

        As of December 31, 2018, we had mobile licenses to operate and commercial mobile operations throughout the entire territory of Russia with a population of approximately 146.8 million people, throughout the entire territory of Ukraine with a population of approximately 42.2 million people and throughout the entire territory of Armenia with a population of approximately 3.0 million people. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses, could have a material adverse effect on our business and results of operations," and "—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations."

        In 2018, we offer fixed line communications services in over 185 cities across Russia, covering a population of over 53 million people.

        Our Moscow fixed line operations contemplate communications services provided through incumbent operator MGTS. Our Moscow fixed line operations included 2.9 million unique residential subscribers as of December 31, 2018. We are the largest operator in the Moscow residential broadband market, with a 35% market share. MGTS holds licenses and regulatory approvals to provide local telephony, DLD/ILD voice telephony, interconnect to other operators, Internet and data transmission and other services.

        Our fixed line operations in other cities include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. As of December 31, 2018, we had 2.8 million unique residential subscribers according to our estimates. Fixed line services are also provided in Ukraine and Armenia with digital telephony communications services, data transmission, Internet access and the renting of channels.

        We have also continued to develop our proprietary sales and distribution network organically.

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans.

Business Strategy

        Our key strategic goal is leadership on all markets of presence, delivering the best-on-the-market experience to our clients, including high-speed Internet access at home and on the go, cable and satellite TV entertainment with access to best content portfolio and top quality mobile and fixed voice services. We do our best to be at the forefront of LTE development in Russia and CIS and we are focused on building the fastest and most reliable 4G wireless networks and providing the best service to our customers by bringing access to the connected world.

        Starting from 2016 our strategic motto is 3D: "Data—Digital—Dividends," which is focused on digitalization:

  •
  "Data" stays the core of our business, the backbone, allowing us to expand into adjacent business-areas, widen our products portfolio, enabling us to be in-line with customers' data-driven lifestyles. We bring the best available technology to our subscribers both individuals and corporations, such as building high-speed 4G LTE and IoT-oriented networks (Internet of Things) which allows us to meet growing needs for data consumption. We follow further technological development towards 5G through participating in a wide range of discussions with industry players and authorities on approaches to spectrum allocation and network building principles and preparing our technological platform by building experimental 5G zones using innovative technological solutions, which we used, for example, during the World Cup 2018 in Russia. The ultimate goal of the "Data" component of our 3D strategy is to ensure customers have the best possible connectivity experience at their homes, workspace and places in between.

  •
  "Digital" is the main point where we plan to evolve in the nearest future. At the moment it contains several major areas of our efforts located on 3 layers. The first layer is traditional products such as Digital commerce, Internet of Things and System integration which are very close to our main business. The second layer includes adjacent high-tech areas of Fintech (financial technologies), Mobile Applications and Big Data. The third level is represented by a number of prospective experimental areas which we invest in (such as e-ticketing, cloud storage and computing), GPRS technology with download data rate of up to 85.6 Kbit/s and the projects which we develop within the Center of Innovations - a special business unit that was dedicated to lower corporative borders in order to give more freedom, agility and flexibility to go as fast as possible in a very vivid and dynamical environment of digital competition. The list of areas is flexible as we continuously seek for new opportunities and perspectives. "Digital" plays an important role in our traditional business-directions too.

  •
  "Dividends" is the result of our efforts to make our operations effective both revenue- and profitability-wise. We continuously improve the operational and investment efficiency of MTS, develop the organizational capabilities of our company, constantly work on organizational effectiveness and keep it responsive to market challenges and customer needs. By using benefits of digitalization for further operational improvements we sustain high level of business profitability and aim to enhance shareholder returns.

        In addition to 3D there is another dimension of "Digital Transformation." It is aimed at transforming everyday operations, corporate culture and managerial techniques to make the company fit in the digital world in the best way. The most recent implementation of digitalization principles is our corporate program called iDA (internal Digital Automation), which we started in 2018 with plans to run it for the next 4 years. It incorporates the initiatives on internal processes digitalization giving each employee an opportunity to take part in it and to benefit from the initiatives as a part of the positive financial effect is transferred into payout to the initiator.

        We strongly believe that our strategy and our approach to further development will enable us to stay at the forefront of the telecommunication industry and perspective digital areas on all markets where we have presence, to provide our customers with best user experience, to be a valuable and credible business-partner, trustworthy and effective investment for our shareholders.

        Implementation of the strategy is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

        We are a provider of wireless and fixed line communications services in Russia, Ukraine, Armenia and Belarus.

        In addition, we provide system integration services, IoT solutions, banking service, e-ticketing and cloud services.

Subsidiaries

        For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see "Item 4. Information on our Company—C. Organizational Structure."

Mobile Operations

Network Infrastructure—Mobile Core

        As of December 31, 2018 MTS Mobile core network in Russia includes the following nodes:

  •
  Mobile switching centre-server (MSC-S): 102 nodes, servicing 60 mln. subs.;

  •
  Media gateway (MGW): 136 nodes, maximum capacity 3.7 mln. Erl.;

  •
  Subscriber Data Management (SDM) includes 22 nodes (Home Location Register (HLR) / Home Subscriber Server (HSS)).

15 Serving GPRS Support Node/Mobility Management Entity (SGSN/MME) and Serving/Packet Data Network—Gateway (S/P-GW) nodes are used to handle packet data services.

        16 Signalling Relay Function (SRF) nodes deployed on network for handling Mobile Number Portability (MNP) services.

        The following network expansion and modernization projects were executed during the course of 2018:

  •
  MSC-S/MGW and S/P-GW nodes were expanded as a result of voice and data traffic growth;

  •
  Network modernization: obsoleted MSS APZ212 50 and MGW GMPv3 Ericsson nodes were replaced by new MSS BSP-C and MGW GMPv4/MRS Ericsson;

  •
  Upgrade IMS (IP Multimedia Subsystem) Core Nokia launched VoLTE (Voice over LTE) in 25 regions.

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

        As of December 31, 2018, we had bilateral roaming contracts with 863 wireless operators/networks in 232 countries, including 17 regional operators/networks in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

Basic telephony	Customer care	Other services
• Call Divert/Forwarding	• Itemization of Monthly Bills	• Ring Back Tone
• Caller ID Display and anti-Caller ID Display	• Information and Directory Service	• Second Memory (Cloud storage)
• Conference Calling	• Automatic Customer Care System and Customer Care System via the Internet	• Parental control for internet, calls, sms
• My MTS service app
• Voicemail
• Call Barring		• MTS Music
• Call Waiting		• MTS TV
• Missed Call Alert		• MTS Books
• Intelligent call assistant		• MTS Fitness
• MTS Razvivayka (for kids)
• Collect call		• VoD (Video on Demand)
• Black List		• Location Based Service ("LBS")
• VoLTE/WiFi Calling		• Mobile banking
• Security and Privacy services for B2C
• MTS Connect Branded App for calls
• Mobile Electronic Signature on a SIM card
Messaging	Mobile internet
• SMS P2P, A2P	• 3G, 4G (LTE)
• MMS	• Data share plan
• Application MTS Connect	• Real IP
• E shop
• APN remote access point
• Fixed Mobile Convergence
• MTS Modem
• MTS Tablet
• Mobile Office
• Wi Fi

        We also provide many voice and SMS-based value-added services in cooperation with various content providers.

GPRS, EDGE services

        We launched our commercial 2G network in 1994 based on GSM-900 technology. From 1999, we significantly improved our 2G network capacity based on GSM- 1800 technology. From 2001, we implemented wireless data communication services based on GPRS technology with download data rate of up to 85.6 Kbit/s. In 2005, we modernized our GSM network to support EDGE technology and tripled data services rates. Today we continue supporting and modernizing our 2G network and we put the prime focus at the development of our 3G and LTE networks in order to provide our subscribers with high-speed broadband wireless services. As of December 31, 2018, we provided GSM, GPRS and EDGE services with more than 40,000 2G sites over the geographic area with more than 94.7% of population of Russia.

3G Technology

        In April 2007, we received a nationwide 3G/UMTS (Universal Mobile Telecommunications System) license in Russia. The license was valid till May 21, 2017 and covers the entire territory of Russia with frequencies 1950-1965 MHz and 2140-2155 MHz. In February 2017 the 3G/UMTS license in Russia was prolonged by the Federal Service for Supervision of Communications, Information Technoligy and Mass Media till May 21, 2022. We currently have commercial 3G networks launched in all regions of Russia with the exception of Crimea. By the end of 2018, we installed 42,216 3G sites throughout Russia.

        Starting from 2010, we implement HSPA+ technology, which supports up to 21 Mbit per second data transmission speed. In addition, we launched second and third 3G carriers to improve capacity and activated Dual Carrier technology, which supports up to 42 Mbit per second data transmission speed in more than 43,200 sites in Russia.

        Since 2011 we use 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support multiple standard mobile devices. Femtocells deliver a strong signal and high-quality voice service to standard mobile devices in homes, small and large offices. A femtocell network also provides for high speed of data upload and download. In 2016 we launched offer of femtocells for consumers as B2C market segment. The total number of femtocells installed in Russia reached 10,834 by the end of 2018.

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

        In January and March 2018, we obtained LTE spectrum in 2600 MHz and 1800 MHzA bands as the result of national auctions and launched LTE services in Ukraine in April 2018. In 2018, VF Ukraine provided telecommunications services using GSM-900/1800, UMTS-2100 and LTE-1800/2600 technologies. By the end of 2018 we had over 8000 sites with UMTS services.

        MTS Armenia, our subsidiary in Armenia, have operated commercial 3G network since 2009. In 2011, MTS Armenia started to provide telecommunications services based on HSPA+ technology in Yerevan, six northern regions and in some southern regions of the country. At present HSPA+ technology with QAM64 and Dual Carrier features is available to almost 99% of the Armenian population.

        In 2018 we launched a major network upgrade project in Armenia, which is expected to result in significant increase of 3G and 4G services coverage as well as of network capacity. It includes a refarming of 900 MHz frequency band to UMTS and 1800 MHz band to LTE with implementation of Carrier Aggregation technology. New Core network nodes were put in operation in 2018, marking the end of a bigger CS and PS Core modernization project.

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

        In 2014, we started DCS 1800 spectrum refarming to LTE and rolled out LTE-1800 network, while expanding LTE 800/2600 coverage. In February 2016 MTS won Russian Ministry of Communications and Mass Media tender for nationwide LTE-TDD license and obtained LTE-TDD frequencies in following band: 2595 - 2620 MHz for the whole territory of Russia, except Moscow region (obtained earlier). We plan to use LTE-TDD as a capacity layer to cope with increase of network utilization due to growth of data traffic. As of December 31, 2018, we had 54,607 LTE sites in 83 regions of Russia. In 2019, we are going to further roll out LTE in available frequency bands, implementing LTE-Advanced technologies.

        In 2018, we launched IoT services based on NB-IoT technology (Narrow Band IoT) in 20 largest Russian cities, including Moscow, St. Petersburg, Novosibirsk, Kazan, Nizhny Novgorod, Vladivostok and others. We plan to continue NB-IoT rollout in the smaller cities of Russia in 2019.

        In May 2018, we launched a commercial broadband Gigabit Class LTE network with LAA (License Assisted Access) technology. The network showed downlink user throughput of up to 979 Mbps due to the aggregation of licensed LTE spectrum in the 1800 MHz (4x4 MIMO, 256-QAM) and three 20 MHz carriers (2x2 MIMO, 256-QAM) in the 5 GHz unlicensed spectrum.

        In June 2018, at the FIFA 2018 World Cup MTS performed world's first commercial launch of massive MIMO (Multiple Input Multiple Output) technology at mass event of such scale and complexity. The technology was introduced in the LTE-TDD 2600 MHz band (B38) in more than 40 sites in seven out of the 11 tournament cities, including Moscow, St. Petersburg, Kazan, Rostov-on-Don, Nizhny Novgorod, Ekaterinburg and Samara. The new technology allowed us to increase efficiently network capacity around the stadiums, at railway stations, at airports, in fan zones, and recreation areas. During the same FIFA World Cup event, in cooperation with our partners we have demonstrated the potential of the 5G technology in several demo zones in Moscow and Saint Petersburg for various use cases.

        In Ukraine we acquired LTE frequencies in 2600 and 1800 MHZ bands through open auctions held in January and March of 2018. By the end of 2018 we had over 3500 sites with LTE base stations. We implemented Carrier Aggregation in 1800 and 2600 MHz LTE bands to ensure better customer experience in priority locations. Hundreds of new "green field" multi technology sites were also rolled out to expand the coverage and quality of service for our customers.

        In 2018, we continued upgrading our transmission network to accommodate increased data traffic volumes and new services requirements in Ukraine. Those upgrades included new IP microwave links, fiber optics lines, new IP MPLS (Multiprotocol Label Switching) and DWDM (Dense Wavelength Division Multiplexing) nodes, increased SON (Self Optimized Network) coverage. A new virtualized Evolved Packet Core was put in operation in terms of our NFV (Network Function Virtualization) and Cloud services strategy.

        In 2019 in Ukraine we aim at significant increase of LTE coverage by providing 4G services in all cities with more than 10,000 inhabitants. A launch of IMS platform with VoLTE services is also foreseen in 2020.

        MTS Armenia provides LTE based telecommunication services since 2010 and by the end of 2018 we had more than 64% of Armenian population covered by our LTE network.

        In 2019, we plan to continue network upgrades in Armenia. We also plan to take part in announced government tenders for 800 MHz and 1800 MHz frequencies, which would allow us to offer better LTE and LTE Advanced services to the population of the Republic of Armenia. The launch of VoLTE services is planned in Armneia as well.

Banking Services

        In July 2018, we started rendering banking services made possible by the acquisition of control over MTS Bank. MTS Bank has accelerated the sale of its retail product with the help of MTS' Big Data capabilities and MTS' digital sales channels. The bank's financial products are complementary to our core business and fully integrating it under the MTS Group umbrella allows us to offer our customers new integrated services, unlocking new revenue streams and consolidating our brand in the wider consumer space.

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

        In 2018 agreement with Vodafone was prolonged until 2020.

Sales and Marketing

Target Customers

        Our service model is based on the provision of services to differentiated levels of customers to meet the needs of distinctive customer segments as such segments have developed. We are not just a mobile operator brand. Our strategy is to build an umbrella brand which provides digital services and innovative products. We continued to work with youth audience with the main focus on digital channels, such as social media, banners, pre-rolls and branded content.

        In 2018, we focused our efforts on the following directions:

  •
  promoting "Smart" V&D (voice & data) billing plans;

  •
  promoting the "ALL MTS" new convergent offer;

  •
  promoting devices with special operator offers;

  •
  promoting new innovative products;

  •
  promoting fixed broadband business and satellite TV; and

  •
  promoting our services specifically for teenage audience.

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

        The key subjects for our advertising campaigns in 2018 included promotion of "Smart" V&D (voice & data) billing plan and its benefits, including the "Zabugorishe" special option with advantageous conditions in roaming, new innovative products, such as Telemedicine, Online education and Corporate accelerator, devices and advantageous data offers for active Internet users, including households, which we target with our fixed broadband, satellite TV and convergence offer "ALL MTS."

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

        In line with our strategy to find new ways of effective communications, especially in the digital channel, we launched special activations with partner websites and several collaborations with popular Russian bloggers and other formats of online advertising (branded content, mobile app, collaborations with fashion designers, artists and bloggers; tests, advertorials, product placements, etc.) in 2018.

        To support our key directions, we undertook the following initiatives in 2018 in Russia and in other countries where we operate:

Smart billing plans

        In 2018, we continued improving our Smart V&D billing plan range and updated it to meet the requirements of Russia's changing telecom market:

  •
  The first Smart campaign of 2018 communicated the new opportunity to customize the Smart billing plan to your needs. We gave people a chance to decide themselves how much Internet traffic, SMS and minutes they really need in their billing plan.

  •
  A special billing plan for the whole family. In spring, we launched a billing plan giving subscribers the opportunity to share their traffic, minutes and SMS with family so that 5 people can use the traffic package from one contract.

  •
  Unlimited mobile Internet returned to the Russian telecom market with the new "Tarifishe" billing plan. MTS launched Tarifishe in August 2018, the time when none of competitors had unlimited billing plans. Tarifishe includes not only unlimited Internet traffic, but also the opportunity to make calls throughout Russia all at one price.

  •
  Promoting "Tarifishe" for youth audience:

        2018 was a year of experiments. We launched a marketing campaign called "Dostup" (Access) to support the "Tarifishe" unlimited billing plan among teenagers. The idea was to stress the value of unlimited mobile Internet with restricted access to the unique AR (Augmented Reality) content that was developed in collaboration with more than 40 artists, musicians and content makers, and making it available only to digital users outdoors who use the AR application.

Mobile payments and financial services

        In 2018, we released a new product - no-commission money transfers between MTS and MegaFon subscribers. The product was promoted mainly in digital.

Devices

        In 2018, the majority of devices-related communication campaigns were targeted at supporting smartphone sales (of various price categories) in MTS retail, as well as supporting launches of global specialty products (iPhone Xs, Samsung Galaxy, Honor 10, etc.).

        Most of these campaigns were developed and implemented in cooperation with major device vendors, such as Samsung, Honor, Apple and Alcatel.

        The main mechanics used in promotion (and communication) were: loans, cashback, price offers, as well as trading-in and bundled package offers (device and billing plan as one subscription).

GPON and Satellite TV

  •
  In Moscow, we continued to promote the benefits of the GPON technology (fixed broadband and TV through optic cable) focusing on communication of our high-speed Internet. In 2018, we launched a TV campaign focusing on our leader's image communication "200 Mbit for 490 rubles."

  •
  We continued to promote the benefits of Internet and Home TV. Our federal TV campaign focus was on a the variety of great content offered that is easy to get at home. We attracted attention with a special offer: thousands of movies and series for free for new Internet and Home TV subscribers.

  •
  We continued to promote the benefits of the GPON technology / fast Internet with a special offer "250 Mbit for just 550 rubles per month." The idea was not only stressing the valuable promo offer, but also reminding users about the new technologies at home which require advanced Internet connectivity with the slogan "Modern Internet technologies for your modern devices."

  •
  Satellite television was promoted in 2018 with two major federal TV campaigns. Both campaigns focused communication on special billing plans for new subscribers, overcoming the barrier that "Satellite TV is expensive." In spring 2018, we showed celebrities in a countryside setting, hence making an additional emphasis on the summer season and the opportunity for people to install Satellite TV in almost any Russian country house. In autumn 2018, we additionally stressed the "half the price for half a year" offer and a package of quality content with a slogan that it was so tempting even "celebrities chose to stay at home and watch Satellite TV from MTS at such a great price."

ALL MTS Convergent offer

  •
  In 2018, we launched the "All MTS" convergent product line. It was promoted in 2018 with a federal TV campaign. The offer includes broadband Internet access, TV and mobile telephony with unlimited data with the data access free of charge. Convergence is one of the business directions with the high prospects today. In 2019, we will proceed mixing all our products in convergent offers.

Innovative products

  •
  In 2018, we released a new product developed in partnership with the Medsi clinic network—Smartmed, a telemedicine application which provides telehealth services and consultation with doctors of various specializations. The product was promoted mainly in digital and POSm (point of sale materials).

  •
  In 2018, we launched the Smart University education platform. Smart University is a platform of online preparation for the unified state exam (general education certificate) with professional teachers. We promote this product in digital with banners and pre-rolls and at education events.

  •
  In 2018, we launched MTS Startup Hub - an accelerator of start-ups of various areas that may be useful for our business customers. The product was promoted in digital, on special web resources about business and startups.

Investors offers

APPLE

        In 2018, we and Apple became partners with the following strategic goals:

  •
  ensuring MTS leadership and innovativeness through a partnership with a major global brand - Apple;

  •
  obtaining loyalty of customers; and

  •
  attracting new clients (increase sales and traffic to retail stores).

        In spring - summer 2018, we ran two multichannel promo campaigns including federal TV, digital, OOH (out of home), Indoor placement for two operator's offers:

  •
  two terabits of internet for purchasing iPhone in MTS; and

  •
  six months of Apple Music for all MTS users for free.

        During the next year we plan to run second wave of Apple Music Promo Campaign.

B2B offers

        The key initiatives for the corporate segment have amplified the idea of our B2B positioning "MTS B2B products and services help companies to perform efficiently now and in future."

        In 2018, we launched a number of products, including:

  •
  "MTS Kassa," focusing on small and medium business. "MTS Kassa" is a comprehensive solution that includes a cash register, software, Internet access and OFD (fiscal data operator) services. The product was promoted mainly in TV and digital.

  •
  "MTS Marketolog" ("Marketing Expert") focusing on small and medium business. "MTS Marketolog" is a platform that helps companies to launch advertising campaigns without agencies. The product was promoted mainly in digital.

  •
  "Cloud MTS" focusing on medium and large business. "CloudMTS" is an innovative cloud IT platform. The product was promoted mainly in digital.

Roaming

        In 2018, we continued promoting the "Zabugorishe" ("Abroadest"), an offer for international roaming (both a billing plan and add-on option). Any "Zabugorishe" subscriber can make calls and use Internet both in Russia and abroad just like at home (within the usual home package).

Global recognition

        In 2018, we received several awards at the international Effie festival: Seasonal Marketing category (Gold) award for the "Zabugorishe" international roaming option, Telecom category (Silver) award for the "Hype" billing plan and Media Ideas category (Bronze) award for "Nagiev Calling."

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

        At the same time, in 2010, we focused on improving cooperation with a certain few of the large national and regional mobile handset retailers, such as Euroset and Svyaznoy, through which we had previously sold our products and serviced. In 2009, VEON Ltd. (VimpelCom), one of our main competitors, acquired a minority stake in Euroset, while in 2012, its ownership structure changed to accomodate an investment by MegaFon, another one of our main competitors, which equalized ownership with VEON Ltd. (VimpelCom) at 50/50. Throughout 2013 Euroset prioritized sales of its owners at the expense of MTS which impaired our ability to attract higher-quality subscribers and impacted profitability. Thus, we terminated its agreement with Euroset in May 2014.

        In 2013, we entered into an agreement with Svyaznoy to distribute SIM-cards and our sales through its outlets increased significantly during the year. We also continued to develop our monobrand retail chain, and in 2014, we could boast of attracting over half of our subscribers through our own proprietary distribution network. In 2014, Svyaznoy was the second in sales volume among MTS sales channels. In November 2014, Svyaznoy experienced changes in its ownership which led to the deterioration of MTS sales and an increase in competitors' sales beginning April 2015. While volumes declined throughout 2015, as of August 2015, MTS entirely ceased sales at Svyaznoy outlets. MTS designed a range of activities including the development of proprietary distribution network and stimulation of sales growth in regional distributors channel to compensate for the losses in subscriptions and achieve sales targets. We now realize over 53% of our SIM-card sales through our own monobrand retail chain while our retail arm is an increasingly important component of our differentiation strategy and ability to offer affordable handsets and accessories to our customers. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The failure to launch and develop distribution network in Ukraine could have a material adverse effect on our business."

        Our competitors VEON Ltd. and MegaFon agreed on the termination of their joint ownership of Euroset outlets. Thus, MegaFon purchased the brand and the business. VEON Ltd. purchased 50% of points-of-sale.

        In 2018, VEON Ltd. rebranded points-of-sale that were obtained as a result of the Euroset division. These points-of-sale began to work under the "Beeline" brand. The deal affected the improvement of the mobile retail market. This was the start of the transformation from the multibrand retail network to the monobrand retail network. In 2017, sales in the market reduced for the first time in Russian Federation and continued to reduce at a higher rate in 2018. Moreover, the churn rate reduced also, which confirmed the improvement of the mobile retail market.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand) and MTS-branded points-of-sale owned by us. As of December 31, 2018, we operated 5,867 points- of-sale, including 1,801 franchise points-of-sale and 4,066 points-of-sale owned by us. In 2018, we increased the efficiency of retail points-of-sale, as a result that the number of points-of-sale has increased by 220 year-to-year.

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

        The dealer commissions in Ukraine for Postpaid tariffs consist of one-time commissions of RUB 50 to RUB 250, which depends on the cost of tariff plan connected. In addition, we may also pay monthly commission in an amount ranging from 40% to 55% of the revenues generated by the subscriber for 6 months depending on the region of activation and on the cost of tariff plan. Dealers are also rewarded ((from RUB 13 to RUB 225) for providing a range of services for prepaid and postpaid subscribers, as well as a monthly amount of RUB 4,390 and RUB 188,177 to exclusive dealers who sell exclusively VF Ukraine products and services.

        Prepaid tariff commissions for activation of a subscriber are linked to the territory where a dealer operates. The period during which we pay a dealer commission depends on our market share in that territory and may vary from 4 to 8 months and from 35% to 50% of the subscriber's monthly invoice. The amount of the dealer commissions is adjusted on the coefficients between 0.8 and 1.2, which depends on the dealers plan achievement and on quality of activation.

        We believe that our method for paying commissions provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last years due to increased business activity, declining prices due to intensified competition among wireless communications providers and growth of new emerging consumers of telecom services such as IoT. As of December 31, 2018, overall wireless penetration in Russia was approximately 179%, or approximately 255.7 million subscribers, according to AC&M-Consulting.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2018	2017	2016
Subscribers(1)	255.7	255.1	255.6
Subscriber penetration (%)	179	173.7	179

According to AC&M-Consulting

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

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2018, 2017 and 2016:

	As of December 31,
Operator	2018	2017	2016
	(amounts in millions)
MTS	78.0	78.3	80.0
MegaFon	75.2	75.4	75.6
VEON Ltd. (VimpelCom)	55.3	58.2	58.3
T2 RTK Holding (Tele2+Rostelecom)	42.3	40.6	39.0
Others	4.9	2.6	2.7

According to our estimates

        MegaFon.    MegaFon, which operates GSM 900/1800, UMTS (3G) and LTE (4G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. According to our estimates, MegaFon had a subscriber base of approximately 75.2 million subscribers in Russia, which represented a 29.4% market share as of December 31, 2018.

        VEON.    In addition to MegaFon, we also compete with VEON, which is the third largest GSM 900/1800/UMTS (3G)/LTE (4G) wireless operator in Russia in terms of subscribers.

        According to our estimates, VEON had a subscriber base of approximately 55.3 million in Russia at December 31, 2018. At December 31, 2018, VEON had a 21.6% market share of total wireless subscribers in Russia.

        T2 RTK Holding.    In February 2014, Tele2 and Rostelecom announced a merger which created a new federal wireless provider. The license portfolio of the new company covers all Russia which effectively permits the roll out of federal-scale networks. The most important event for operator was the launch of 3G/4G network in Moscow region in October 2015. The operator's services are now available on the territory where 97% of Moscow Region residents live. In 2018, Tele2 have actively rolled out 3G and 4G networks, launched new tariffs, options and services which enabled to provide customers with services similar to those of the market leaders. By the end of 2018, Tele2 LTE networks were launched in all 65 regions. In 2019, the operator plans to launch a network in the Ivanovo and Yaroslavl regions in the 2G / 3G / 4G standard.

        According to our estimates, Tele2 had a subscriber base of approximately 42.3 million in Russia and 16.7% market share as at December 31, 2018.

        Other Operators.    The number of subscribers of other operators, including MVNO operators, is about 4.9 million customers as of December 31, 2018.

  The Ukrainian wireless telecommunications market

        The history of mobile communications in Ukraine began in 1993. The first company in the mobile market of Ukraine was UMC (Ukrainian Mobile Communication), afterwards it became MTS Ukraine and finally, Vodafone Ukraine (PrJSC "VF Ukraine") in May 2017. In 1997, the mobile operator Kyivstar launched services under GSM 900/1800 standard. While Astelit, another GSM 900/1800 standard operator and joint venture between Turkcell and local Ukrainian shareholders, began operations in 2005. The two largest wireless telecommunications providers in Ukraine (in terms of subscribers) are Vodafone Ukraine and Kyivstar sharing 86.3% of the market, with 36.9% and 49.4%, respectively, as of December 31, 2018, according to official financial and operational reports of operators.

        In Ukraine, we compete primarily with Kyivstar, which provided services to approximately 26.4 million subscribers as of December 31, 2018. Kyivstar offers wireless services using GSM 900/1800 and UMTS technologies under the "Kyivstar" brand and fixed line services by the fiber-to-the-building technology ("FTTB") under the brand "Kyivstar Home Internet." Astelit offers services in GSM 900/1800 and UMTS standards under the "lifecell" brand.

        Customer base in Ukraine decreased in the fourth quarter of 2018 by 1.1 million subscribers (y-o-y). Average price per minute (APPM) increased by 46.3% in RUB (increased by 19.6% in UAH) y-o-y in 2018. ARPU increased by 35.5% in RUB (increased by 10.9% in UAH) and MOU decreased by 7.3% y-o-y.

        Overall wireless penetration in Ukraine in 2018 decreased to 126.5%, or approximately 53.3 million subscribers, as compared to 130.7%, or approximately 55.3 million subscribers, in 2017.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of Vodafone Ukraine and our competitors in Ukraine:

	As at December,
Operator	2018	2017	2016
	(amounts in millions)
Kyivstar	26.4	26.5	26.1
Vodafone Ukraine	19.7	20.8	20.9
Astelit	7.3	8.0	9.2

Source: Subscriber information based on operators' official financial and operational reports, taking into account the number of three-month active subscribers.

The Armenian wireless telecommunications market

        As of December 31, 2018, overall wireless penetration in Armenia was around 125.5%, or total 3.72 million active subscribers, according to published Socio-Demographic Data report published by Statistical Committee of Republic of Armenia (about 2.97 million population) and estimated active subscriber base of the competitors.

        The following table illustrates number of active subscribers and the coverage area of MTS Armenia and competitors—Beeline (VEON Armenia) and Ucom, as of indicated dates.

	As of December 31,
Operator	2018	2017	Coverage Area
	(amounts in thousands)
MTS Armenia	2,128.13	2,119.69	Nationwide
Beeline	1,002.35	933.83	Nationwide
Ucom	590.53	570.21	Nationwide

Sources: https://beeline.am; https://www.ucom.am; http://mts.am.

        As of December 31, 2018, MTS Armenia reported total 2.13 million 3-month active subscriber base, reflecting increase of 0.40%, y-o-y. Market share from 3-month active subscriber base was around 57% as of end of the year.

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

	As of December 31,
	2018	2017	2016
Russia
Prepaid	36%	43%	49%
Contract and corporate	64%	57%	51%
Ukraine
Prepaid	90%	91%	91%
Other	10%	9%	9%

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

Tariff Plans in Russia

        Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are currently divided into several categories - "Prepaid," "Smart," "Premium," "Data," IoT, "Corporate" and "Convergent" - with each category designed to target specific segments as follows:

  •
  Prepaid:  Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. We offer tariff plan "Super MTS" which varies depending on the region of the customer. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by sending an SMS message (USSD request) to a designated number.

  •
  Smart:  "Smart" is the family of integrated voice and data tariff plans for customers with active mobile data usage, which we believe will remain the main offer for a long period of time. "Smart" has a monthly fee for a bundle of all-net minutes and Internet. On-net calls above the bundle are free. Versions of "Smart" ("Smart" "My Smart," "X" for Youth segment, "Tarifische" with unlimited Internet and "Smart Top") differ by amount of minutes and megabytes included in the bundle and the corresponding monthly fee. "My Smart" is a personal tariff plan, where each user can adjust the tariff for their needs and select the required package of minutes and Internet. "Tarifische" was launched in 2018 and it is the the first tariff with unlimited Internet and option to adjust the tariff for personal needs and select the required package of minutes. In 2018, we also launched the new tariff plan "Our Smart" for family segment with opportunity to share bundle of all-net minutes and Internet with 5 devices.

  •
  Premium:  "Premium" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from RUB 2,881.4 and those using a federal number pay from 2,457.6 per month. The "Ultra" tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, up to 20 gigabytes of mobile Internet access and 5000 SMS messages within the network.

  •
  Data:  For active users of mobile Internet devices (e.g., 4G capable USB-modems and routers) we offer an unlimited tariff plan with limited speed 4Mbit/second after certain threshold.

  •
  IoT:  For smart devices with special consumption needs we developed unique tariff plan "Smart device" with annual subscription fee. In 2018, we launched a new tariff plan adaptive for different IoT devices.

  •
  Convergent:  "All MTS" is a brand new family of integrated mobile and fixed line services with digital or satellite television that was launched in 2018. The purpose of "All MTS" is to strengthen the user base and reduce customer churn. "All MTS" has a monthly fee for a bundle (mobile, fix Internet and TV). The price for this tariff varies by region and depends on the competitive situation in the market.

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

        Our tariffs vary from plan to plan. The description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2018, the per-minute tariff for local calls within the MTS network varied from zero per minute to RUB 2.12 per minute. Different rates apply to local calls to other networks and vary from RUB 0.72 per minute to RUB 3.39 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from RUB 1.27 per minute for calls to the CIS to RUB 59.32 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

Tariff Plans in Ukraine

        We offer unified tariffs throughout Ukraine with special conditions and segmented tariff plans that focus on the differentiation of subscribers' needs in the various market segments under brand Vodafone. Our tariffs in Ukraine are oriented towards the following three main segments: "Postpaid Business," "Postpaid Private" and "Prepaid."

        Vodafone Ukraine (PrJSC "VF Ukraine") has the following Postpaid tariff plans:

  •
  Postpaid Business:  Propositions for corporate clients "Vodafone Red Business" operate throughout Ukraine and offer all services in accordance with the "worry free" principles. Vodafone offers wide range of tariff plans for corporate clients to meet all their business needs: "Red Business VIP," "Red Business XXL," "Red Business XL," "Red Business L+," "Red Business L," "Red Business M," "Red Business S" and "Red Business XS." All tariffs offer all-in-one services: unlimited calls within corporation, Vodafone Ukraine customers; GB of mobile EDGE/3G/4G internet; bundled minutes for calls (excluding "Red Business XS") and SMS/MMS to other networks in Ukraine and other 62 countries of the world. Also subscribers can use the same volume of the services in roaming as well as in Ukraine, when they have activated "Roam like home" service for an additional fee for 30 days. Moreover, there are tariffs for Internet of Things "Vodafone IoT." They are represented by 6 tariff plans: "Vodafone IoT M," "Vodafone IoT L," "Vodafone IoT 3G S," "Vodafone IoT 3G M," "Vodafone IoT 3G L" and "Vodafone IoT 3G XL," "Vodafone IoT 3G XXL." All tariffs offer mobile EDGE/3G/4G Internet, CSD data transmission and SMS/MMS to other networks in Ukraine and 62 countries of the world. There is an opportunity to activate "Roam like home" service for 30 days, which gives advantageous conditions in Roaming, for additional fee.

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

  •
  Postpaid Private:  Mass-market proposition "Vodafone Red L" and tariffs "Vodafone Red S" and "Vodafone Red Light" (for individual proposal only) operate throughout Ukraine. We offer all-in-one services in accordance with the "worry free" principles and are suitable for active voice and data users. In May 2018, Vodafone Ukraine offered contract customers a new line of tariffs: "Vodafone Red" (S, M, L XL, and XXL) and Vodafone Ultra (Ultra, Ultra VIP). Vodafone Red tariff line includes tariffs with 4G Internet - from 2 GB to unlimited bundle, bundled minutes to any other Ukrainian networks—from 50 to unlimited messages to Ukrainian and foreign numbers from 50 to 2500 units and bundles up to 750 minutes of international calls.

        Vodafone Ukraine has the following Prepaid tariff plans:

  •
  There are tariff plans for mass-market subscribers that operate throughout Ukraine and vary in value of included services and monthly fees: "Vodafone Red XS+/S/M/ L." Also we have tariff plans with greater volumes of services: "Vodafone EXTRA S," "Vodafone EXTRA M," "Vodafone EXTRA L," with unlimited messenger and social network. All these services are fully available also in roaming at most popular European countries with special roaming service for 7 days - "Roam like home." Moreover, there are voice oriented Pay-Per-Use tariff "Light" with unlimited calls within the network and Pay Per Month tariff "Light +." We also offer tariff plans which are targeted directly at the users of tablets, GPS/ GSM-car alarms and other smart devices and have Pay Per Use charging: "Vodafone Device S," "Vodafone Device M," "Vodafone Device L." Moreover, there is a new tariff plan for Lvov region "Zahid" with unique service—unlimited calls to Poland. We have as well the tariff line "Vodafone Family," which includes social networks, domestic and international calls. In second part of 2018 new 4G tariff plans were launched: "SuperNet Start," "SuperNet Pro," "SuperNet Pro-1" and "SuperNet Unlim," which included large traffic volume of Internet—from 4GB to unlimited, bundled minutes to any other Ukrainian networks -from 65 to 150 minutes, bundled 30 minutes of international calls, unlimited messenger and social network, unlimited YouTube. In 2018, we offered data-oriented tariffs: "SuperNet Pro-1," "SuperNet Turbo" and tariff line "Vodafone Family," which includes social networks, domestic and international calls.

        As of December 31, 2018, the standard per minute tariff for calls to mobile network operators in Ukraine varied from RUB 0.50 per minute to RUB 3.76 per minute. Tariffs for calls to fixed lines in Ukraine varied from RUB 0.50 per minute to RUB 3.76 per minute. The standard per minute tariff for calls within the VF Ukraine network ranged from 0 RUB per minute with limitations in minutes per day or month to RUB 0.50 per minute. International tariffs ranged from RUB 1.25 per minute to RUB 326.17 per minute in standard international tariffs for satellites. All tariffs for Vodafone Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to Russian rubles using the official exchange rate of 0,398561 hryvnias per RUB 1 as of December 31, 2018.

Customer Payments and Billing

        We enroll new prepaid subscribers in an advance payment program. As of December 31, 2018, 75% of our consolidated subscriber base was enrolled in the advance payment program and 25% used a credit based system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2018, subscribers using the credit system of payment had credit limits of up to RUB 2.87 million for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty customers.

        We provide "in full confidence" service, which allows our Prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. As of December 31, 2018, subscribers using the "in full confidence" service had a maximum credit limit of RUB 283.8 thousands. Customer service representatives can set individual credit limits for subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similar to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

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

        In 2018, we continued to develop "Situational IVR." When calling the Contact Centre, customers listen to information about some cases, which correspond to their needs with respect to the events and statistics. More than 140 relevant scripts were created. This project decreased the number of calls to the contact-center up to 19% year-on-year.

        In 2018, we started the intellect chatbot based on the artificial intelligence (AI) for solution of a number of questions and service of mobile business customers excluding the transfer to the chat operator. Chatbot is available for all mobile business customers to chat through the mobile application and our website. At the end of the 4th quarter 2018, the share of unique customers who had completed the service using chatbot without the transfer to the chat operator was 70%. This reduced the average work load of chat operators per month in the regions with active chatbot by 40%. We believe that in the 4th quarter 2018 the efficiency of the chatbot was 70%.

        In 2018, we continued to develop online robot for any incidents at back-office. We developed and implemented the service of the tariff plan change. Thus, the automation of this operation is about 80%. The correction process of an erroneous payment transfer was also automated. More than 60% of erroneous payments are corrected automatically without the contact center operator.

        In 2018, we presented the project "from consultant to expert" in order to start provision of services directly to the customer and to implement new employee motivation system based on the monthly rating. Now the operator award directly depends on the personal efficiency and the work quality in comparison with other contact center operators (thus, the award can be up to 75% of the salary).

        We have developed a new instrument for the contact center operators to initiate service requests, "Usability Siebel." Therefore, access to information that is mostly required by customer service was simplified.

        The process of SMS-informing on status of solving technical complaints was optimized. Customers receive more personalized recommendations after solving their issues. If additional time is required to resolve the incident, an interim SMS with new terms is sent.

Ukraine

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

        In 2017, the first part of the project Operational CRM was implemented. Mobile application MyVodafone for Android OS and iOS was successfully launched, and the number of users exceeded one million subscribers at the end of the year. Genesys infrastructure was deployed within the framework of the New Contact Center Project and preparations for launching chat channels and outbound were completed. Service of the B2B segment - key account / national customers was successfully launched in own contact centers. Customer service processes are constantly being improved - first contact resolution rate (FCR24) has grown from 82% to 85%, more than 93% of customer complaints are resolved in 24 hours.

        In 2018, the New Contact Center project was implemented - launching a channel for incoming and outgoing calls, chat processing and Work Force Management. The mobile application MyVodafone was actively developing, the number of users increased by more than 3 times and reach more than 3.3 million users. The "Requests" and "Sales" modules of operational CRM were launched. Service standards were launched in the contact center and more than 500 stores. Thanks to the optimization of service processes and redirection of calls to digital channels, the number of calls decreased by 25% year to year. The contact center successfully launched sales to B2B segment subscribers (key accounts / national customers).

        In 2019, it is planned to launch "Complaints work flow" - the last module of operational CRM. The implementation of operational CRM for B2B segment subscribers - key account / national customers is planned to be launched. As part of Contact Center development, it is planned to launch flexible IVR structures (situational IVR), chat and voice bots, and further develop the functionality of the MyVodafone application. We will continue optimization activity, for reducing the load on the contact center and redirection of calls to digital channels. Due to launch of the Mobile number portability project in May 2019, the contact center will play a key role in acquisition and retention processes. Thanks to the implementation of a unified service model, work on reducing of customer service flow to stores has begun and will continue. One of the main activities will be work with customer loyalty and tNPS (transactional Net Promoter Score) in all channels of interaction with the client. Two remote sales centers were created in 2019 with the main directions of development being sales to B2C subscribers, sales to B2B subscribers and sales via online store and digital channels.

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

        LTE has the main priority while deploying Radio Access Network (58% of the RAN deployment was LTE in 2018) and 2G/3G investments decrease gradually in accordance with changes in network UE penetration structure and traffic migration.

        According to Technology Strategy we deploy LTE primarily in most efficient 1800 MHz band and use Carrier Aggregation, 256 QAM, MIMO 4×4 and other cutting edge techniques for better user experience. In 2019, we plan to start LTE deployment in 2100 MHz band.Our technology strategy implies consistent innovative technologies introduction to make our network futureproof and ready for the new services introduction. We have already deployed the Nb-IoT network in 19 regions and plan to expand coverage throughout Russia by the end of 2019.We have an understanding of how we will deploy first 5G networks, we have therefore started testing and initial preparation for 5G launch which is planned to take place in 2020.

Network Infrastructure—Site Construction and Sharing

        In October 2014 MTS and VEON Ltd. (VimpelCom) has signed a contract about shared LTE networks deployment and operation. According to this contract one shared LTE network should be deployed for servicing subscribers of both companies.

        During 2018, 2017 and 2016 scope of the projects has expanded: shared networks are deployed in 42 of 85 regions of Russia.

        By the end of 2018 we had 4,416 LTE base stations shared with VEON Ltd. (VimpelCom) in 22 regions and VEON Ltd. (VimpelCom) had 3,957 LTE base stations shared with MTS in other 20 regions of Russia. Total amount of shared infrastructure nodes is 8,373 base stations servicing in 800 MHz, 1800 MHz and 2600 MHz bands.

        In addition to network deployment investments and operational costs savings target architecture of the Site Sharing project includes frequency resources shared usage: by the end of 2018 networks in ten regions of Russia run in shared 2600 band spectrum usage mode (MOCN concept). The area of MOCN implementation will be expanded in 2019. In 2018, LTE TDD networks (3GPP Band 38) was added to the project scope.

Network Infrastructure and Frequency Allocation

        We use switching and other network equipment supplied by Nokia Solutions and Networks, Ericsson, Huawei, Alcatel-Lucent, Samsung and other major network equipment manufacturers.

        In the Moscow license area, we have been allocated frequencies spanning 2 × 11.4 MHz of spectrum in the 900 frequency band and 2 × 24.6 MHz of spectrum in the 1800 frequency band for operation of a dual GSM 900/1800 network and UMTS900 network and LTE1800 network. In St. Petersburg and the Leningrad region, we have been allocated frequencies spanning 2 × 9.6 MHz of spectrum in the 900 frequency band (including 2 × 1.6 MHz in the E-GSM band) and 2 × 18.2 MHz of spectrum in the 1800 frequency band for operation of a dual GSM 900/1800 network, UMTS900 network and LTE1800 network.

        We have different amounts of spectrum in the 900 MHz band for GSM 900 and UMTS and LTE networks and in the 1800 MHz band for GSM and LTE networks in almost every region of the Russian Federation.

        We have been allocated frequencies 1950-1965 MHz, 2010-2015 MHz and 2140-2155 MHz for UMTS and LTE network deployment for the entire territory of the Russian Federation.

        In addition, we have been allocated frequencies 453-457,4 MHz/463-467,4 MHz for IMT-MC and LTE networks and 1920 - 1935 MHz/2110 - 2125 MHz for UMTS and LTE networks in Khanty-Mansi Autonomous Okrug and Republic of Bashkortostan.

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

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 2 × 4.4 MHz of spectrum in Chernigov region to 2 × 5.8 MHz in the Nikolaev, Lugansk, Chernovtsy and Kirovograd regions and in Kyiv. We also have been allocated frequencies spanning from 2 × 20.0 MHz in the Kyiv region to 2 × 26.6 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. In addition, we have been allocated frequencies spanning from 453.35-457.1 MHz and 463.35-467.1 MHz in the CDMA-450 core frequency and bands spanning 3 × 1.25 MHz for CDMA-450 network deployment for the entire territory of the Ukraine. In June 2018 we terminated CDMA services and shut down CDMA network due to providing faster 3G and 4G data services and focusing on UMTS and LTE networks construction (such networks tend to upload and download data faster than CDMA). In addition, in July 2018 CDMA-450 frequency licences were cancelled.

        In 2015, we were allocated frequencies1950-1965 MHz and 2140-2155 MHz for UMTS network deployment for the entire territory of Ukraine. In 2018 we were allocated frequencies 2510-2520 MHz, 2630-2640 MHz and 1750-1770 MHz, 1780-1785 MHz, 1845-1865 MHz and 1875-1880 MHz for LTE network deployment in Ukraine.

        We believe that we have been allocated adequate spectrum in each of our license areas.

Network Infrastructure—Virtual Infrastructure

        The following projects have been launched in 2018:

  •
  IMS (IP Multimedia Subsystem) for 5G on NFV platform:

  2nd stage was finished; and

  3rd stage was launched;

  •
  EPC (New Product Code);

  •
  DPI (Deep Packet Inspection) Statistic was finished;

  •
  NetAct was finished;

  •
  U2000 was launched;

  •
  SON (Self Optimized Network) was launched;

  •
  POC (Proof Of Concept) TCP Optimization was finished;

  •
  POC SD-WAN (Software Defined—Wide Area Network) was finished.

        A new multi-purpose module data-center started operating in Nizhny Novgorod for deployment of virtual platforms for telecommunication services and cloud services in 2018.

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

        Considering these conditions we decided to deploy Electric Energy Accounting Automatic System (EEAAS). According to this trial projects of different EEAAS solutions were executed in different regions of Russia (Moscow, Nizhny Novgorod, Vologda, Saint Petersburg, Novosibirsk, Ekaterinburg and Republic of Karelia) in 2014-2015.

        EEAAS deployment projects was accepted in 2016 based on the analysis of those trials, System implementation started in 2016.

        Introduction of the EEAAS will allow to:

  •
  Reduce electricity payments and thus reduce operational costs;

  •
  Increase level of precise accounting;

  •
  Implement energy usage management and control; track energy usage dynamics.

        The project implementation leads to reduction of payments for the electric energy: in 2018 implementation coverage reached 21 regions and the weighted average share of economy was 12%. In 2019 we plan to increase the coverage to 70 regions and the weighted average share of economy to 7%.

        We are planning to deploy EEAAS in all regions of Russia.

Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use special radio planning software supplied by TEOCO Corporation to assess new sites so that the network design and site development are coordinated. This software can create digital cellular coverage maps of our licensed areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles and supports all necessary technologies, such as 2G, 3G, LTE andNB-IoT. To use these tools more effectively we purchase high quality 3D digital maps for more precise planning. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network build-out.

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of the majority of these agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800, UMTS 2100 and UMTS 900 base stations at some of the same sites. In 2018, we continued to rollout LTE network and started the large-scale development of LTE 1800 network, the latter amounted to 85% of the newly installed LTE base stations. In 2018, we started the NB IoT technology on 8,178 base stations of LTE.

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

        To provide high quality service to our subscribers in Russia, we have a global network operation center ("GNOC") in Krasnodar and additionally a local operation and maintenance center in Voronezh which takes the form of outsourcing partnership with Nokia Solutions and Networks. The GNOC experts and a staff of the local operation and maintenance center have the technical ability to monitor network problems and unusual situations online in all regional branches of MTS in Russia around the clock. Our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

        The GNOC in Krasnodar allows us to centralize such functions as monitoring and controlling of equipment, network planning and optimization, and also helps to solve incidents related to service interruptions. The GNOC strengthens our network's reliability and safety, as well as creates the necessary conditions to launch and implement new technologies and network standards.

        In November 2015, a Global Fixed Network Operation Center (GFNOC) was launched in Nizhny Novgorod, thus completing the centralization process of the MTS mobile and fixed network management. The GFNOC combined functions of monitoring and controlling the equipment in 54 regions of Russia where we offer broadband Internet access, TV and fixed line telephony services. For the subscribers connected to these services the GFNOC acts as a single entry point for technical support. Under the GFNOC project a centralized unit was also set up which is responsible for the quality of the services provided to corporate customers with bundled packages of mobile and fixed communications. Our subsidiary company MGTS performs these functions in Moscow region of Russia.

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

        To meet subscriber's demand and provide for an adequate inventory of numbering capacity, we previously entered into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2018, we had numbering capacity (federal and local) for approximately 34.68 million subscribers in the Moscow license area.

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

        Interconnect and traffic transit between the networks of mobile operators in Russia occurs through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities or through our own DLD/ILD network. For domestic long distance traffic transit we use our DLD/ILD network and networks of different national operators, including among others: MTT, Rostelecom and VEON Ltd. (VimpelCom). For ILD traffic transit we primarily use our DLD/ILD network which is interconnected with 51 international carriers. We also have an interconnect between the DLD/ILD MTS network and the ILD networks of our subsidiaries, Vodafone Ukraine and MTS Armenia, in order to provide transit for international traffic.

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

Handsets

        Nearly all of our handset sales consist of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment. Those handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. All LTE handsets support bandwidth LTE-FDD 1800 MHz (Band 3), 2600 MHz (Band 7), 800 MHz (Band 20) and LTE-TDD 2600 MHz (band 38), also there are smartphones in our sales with LTE Advanced support. In 2018, we continued the process of implementation Voice over LTE and WiFi Calling functions.

        From 2009, RTC, our wholly-owned subsidiary, started handling all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Apple, Sony, Samsung, Nokia, Alcatel, Xiaomi, Philips, Huawei, Honor and others to purchase handsets. In 2018, we continued our cooperation with A-brand smartphone vendors. We also offer an array of mobile telephone accessories. Since 2009 we have been successfully selling MTS branded phones.

Fixed Line Services

        We offer fixed line communications services in over 185 cities across Russia, covering a population of over 53 million people.

        Our other fixed line operations include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. Based on TMT Consulting data, as of December 31, 2018, we were the largest operator in the Moscow residential broadband market in terms of subscribers, with a 35% market share. We also operate in Ukraine and Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels. For a list of the telecommunications licenses held by us, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Licenses."

Customers and Services Offered—Moscow Fixed Line Operations

        We provide fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

        As of December 31, 2018, MGTS had approximately 3.47 million active lines in service, a cable network of over 53,372 km, a fiber optic network of over 41,175 km and 2,079 payphones. Currently, MGTS has focused its efforts on the deployment of GPON, IP/MPLS technologies and an IMS core. The old SDH equipment is being removed which results in the decreased number of E1 streams, a reduction in the copper network and the respective extension of the fiber- optic network. MGTS also develops new services for IP TV, and MVNO as the convergent service for mobile and fixed telephony.

        The total installed capacity of the telephone network reached 1.05 million numbers on the TDM area (Time Division Multiplexing) and 5.18 million numbers on the IMS area (IP Multimedia Subsystem) as of December 31, 2018.

        Residential subscribers accounted for approximately 84% of MGTS' total lines, corporates for 8% and public sector subscribers for 8%, as of December 31, 2018. Residential subscribers accounted for approximately 83% of MGTS' total lines, corporates for 9% and public sector subscribers for 8%, as of December 31, 2017. Residential subscribers accounted for approximately 83% of MGTS' total lines, corporates for 9% and public sector subscribers for 8%, as of December 31, 2016.

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

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation. The Federal Antimonopoly Service of the Russian Federation regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Revenues from regulated services are accounted for approximately 38% of service operating revenues of our Moscow fixed line operations in 2018, 42% in 2017 and 49% in 2016. The percentage decline is connected with gradual growth of operating revenues from non-regulated services as a proportion of the overall operating revenues in 2018, 2017 and 2016. The Federal Antimonopoly Service of the Russian Federation sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Antimonopoly Service of the Russian Federation for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once per year. The Federal Antimonopoly Service of the Russian Federation has permitted MGTS to increase its tariffs several times.

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

        The following table presents certain operating data for our Moscow fixed line operations as of and for the years ended December 31, 2018, 2017 and 2016.

Moscow fixed line operations	December 31, 2018	December 31, 2017	December 31, 2016
Installed telephone lines on TDM (000s)(1)	1,050	2,750	3,731
Installed telephone lines on IMS (000s)(1)	5,180	5,180	5,180
Residential
Number of subscribers (000s)	2,686	3,012	3,148
CPP traffic (millions of minutes)	307	399	526
Corporate(2)
Number of active lines (000s)	561	612	654
Number of subscribers (000s)	49	52	54
CPP traffic (millions of minutes)	248	301	369

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

        The following table illustrates MGTS' regulated tariff development:

MGTS Regulated Tariffs	March 1, 2019	March 1, 2018	March 1, 2017
Residential(1)
Line rental
RUB per month	214	205	205
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	294	294	294
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	224	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Corporate (non-governmental)(1)
Line rental
RUB per month	225	220	220
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	416	416	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	224	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	215	215	215
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	416	416	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	224	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58

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

        The following table presents certain operating data for our other fixed line operations in Russia as of and for the years ended December 31, 2018 and 2017.

Other fixed line operations	December 31, 2018	December 31, 2017
Residential
Number of subscribers (000s)(1)	2,827	2,909
Corporate(2)
Number of subscribers (000s)	104	138

(1)
Subscribers to broadband Internet, pay-TV, Wi- Max, voice and other services.

(2)
Includes state-owned enterprises and government agencies.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2018, we had approximately 33,000 voice and 56,600 Internet corporate subscribers.

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

        In addition, we offer a wide range of Internet services to corporates, including broadband Internet access, VoIP, VPNs and data center services using the following technologies: (1) NGN (up to

10 Gbps), (2) GPON (up to 1 Gbps), (3) xDSL (up to 100 Mbps), (4) radio Ethernet (up to 300 Mbps), (5) MRR (up to 1 Gbps), (6) Wi-Fi (up to 600 Mbps), and (7) LTE (up to 100 Mbps). We also provide continuous flexibility to upgrade their network capacity to handle additional Internet services. For example, we often integrate data transmission and Internet services for our clients as they expand their operations and need to interconnect and exchange data with newly opened offices and/or branches.

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

        According to our estimates, together with MGTS, we had approximately 77% of the total active numbering capacity in Moscow as of December 31, 2018. We had approximately 204 local fixed nodes in 62 regions of Russia, including Moscow, and 40 zonal fixed networks to provide telephony services to subscribers as of December 31, 2018. Our integrated intercity/international network is interconnected to more than 49 international operators. As of December 31, 2018, we had total more than 1,660 interconnect agreements with national and international operators for interconnection of our networks, including fixed, mobile and Intercity/International networks.

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

        Internet Services.    We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2018, we had 10% market share in the Russian Federation together with Moscow where we had a 35% share, based on TMT Consulting data. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUB 200-RUB 1,499 per month in Moscow and a subscription fee of RUB 190-RUB 3,500 in other regions of Russia. We do not charge a connection fee in Moscow and in most of the Russian regions.

        Pay-TV.    We operate a TV service based on IPTV service over ADSL and GPON technologies in Moscow. In addition, we offer pay-TV services based on DVB-C (digital television via cable connection), analog cable transmission and MMDS (wireless cable) technologies in most of the regions in which we are present. Since November 2013, we connect our subscribers only to the TV with digital quality and since 2017 we broadcast in 4K ultra HD quality. Special auxiliary equipment (set-top box) allows pay-TV subscribers to access more than 170 channels of digital quality, including 40 channels of HD quality from a home television and 4 channels of 4K ultra HD quality. International and Russian channels are included as part of the base services package.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee between RUB 50-RUB 1,060 per month in Moscow and a subscription fee of between RUB 200-RUB 460 in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet and pay-TV services for RUB 320-RUB 1,699 per month in Moscow and RUB 250-RUB 3,850 in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay-TV channels being provided and level of competition in a particular region. In 2018, convergent bundles, that included Internet, TV and mobile services, were introduced in 45 regions and more than 70 thousand subscribers were connected.

Sales and Marketing

Moscow fixed line operations

        In 2018, MGTS continued monetization of its own high-tech fiber-optic network GPON. To achieve this, MGTS signed a number of contracts with video services and online cinemas (ivi, tvigle, Amediateka, Home of HBO, Sony Pictures). Furthermore, MGTS offered the market a Smart Home solution. To increase ARPU and retain subscribers MGTS launched high-speed tariffs for home Internet, including a unique offer of 1 Gb/s, as well as a social tariff with special conditions for certain categories of the population. In order to expand and consolidate its market share, MGTS continued to enter the Moscow Region market through the construction of its own network, as well as through acquisition of local Internet service providers.

        By the end of 2018, 1.94 million subscribers were transferred to GPON. In 2019, MGTS plans to develop and implement new services as part of the concept of Smart Home and Smart City, participate in the cloud solutions market more actively, develop partnerships with delivery services and become a partner of iconic city projects.

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

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communication requirements and enhancing subscriber loyalty. Our advertising and marketing materials are aimed primarily at the promotion of MTS brand. All fixed-line products are offered and marketed under this brand. However, when we enter new markets and acquire companies, we have to use both brands in advertising - MTS brand and the acquired brand. This is done to decrease churn as customers tend to express strong loyalty towards local brands. We then gradually decrease presence of the acquired brand and this allows us to make MTS a market leader in a given region in future. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

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

  •
  MegaFon, swhich acquired operators Synterra and Net-by-Net, and offers services in the operator, corporate and residential fixed line telecommunications markets in Moscow, St. Petersburg, and other regions.

  •
  Er-Telecom, voice telephony, broadband and TV operator. We compete with Er-Telecom in the corporate and residential fixed line telecommunications market in St. Petersburg, Novosibirsk, Omsk, N.Novgorod, Ekaterinburg, Kazan, Novosibirsk, Chelyabinsk and other regions.

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators in Moscow as of December 31, 2018:

MTS	22%
VEON Ltd. (VimpelCom)	17%
Akado	6%
Rostelecom	18%
Other	37%

Total	100%

Source: TMT Consulting.

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        The following table sets forth the market shares of the primary fixed line operators for voice services in Russia as of December 31, 2018:

Company	Russia
MTS	14%
Rostelecom	69%
Other	17%
Total	100%

Source: TMT Consulting.

        As Moscow's only PSTN operator, MGTS faces limited competition in the market for residential local telephony services in Moscow. As of December 31, 2018, MGTS provided local voice telephony services for approximately 96% of all residential subscribers in Moscow, according to TMT Consulting.

        In the other voice services market, we generally compete based on the availability of bundled packages comprising broadband Internet access and pay-TV services, value-added services, network quality, installation time and customer service.

Internet

        According to TMT Consulting, as of December 31, 2018, broadband Internet penetration of households was 59% in Russia. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2018:

Company	Russia
MTS	10%
TTK	5%
VEON Ltd. (VimpelCom)	7%
Er-Telecom	11%
Rostelecom	36%
Other	31%
Total	100%

Source: TMT Consulting.

Pay-TV

        According to TMT Consulting, as of December 31, 2018, pay-TV penetration was 77% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2018:

Company	Russia
MTS	8%
Rostelecom	23%
Tricolor TV	28%
Er-Telecom	8%
Orion Express	7%
Other	26%
Total	100%

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

Network Infrastructure

Network Infrastructure—Transmission Networks

Backbone and Internet Networks

        Mobile, fixed and inter-carrier aggregated traffic increased in 2018: downlink (towards users) data throughput reached 3.87 Tbps (2.88 Tbps in 2017), uplink (from users) data throughput reached 1.34 Tbps (1.13 Tbps in 2017).

        The size of MTS fiber-optic networks increased by 16,752 km in 2018 and reached 243,187 km in total, thanks to deployment of the following fiber optic lines:

  •
  Okha—Yuzhno-Sakhalinsk (ring reservations of Sakhalin island);

  •
  Ufa—Chelyabinsk (the third reserve route to the Urals); and

  •
  Saransk—Nizhny Novgorod (reservation of the Volga region).

Convergent network

        According to deployment plans, the following projects were executed in 2018:

  •
  New MBH nodes were deployed: 1,810; replacement of obsoleted MBH equipment is ongoing.

  •
  Micro wave links were deployed: 4,637. According to transport network strategy evolution unlicensed in Russia E-band micro wave link was used for linking base stations (1 Gbps and above), E-band link share increased from 14.5% to 18.8% in 2018, E-band share, among other technologies, is expected to rise in 2019. 10 Gbps E-band equipment was tested and is planned to be deployed in 2019.

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

        Management and monitoring systems virtualization is ongoing. Unified system for link facilities based on GE Small World solution is launched in production mode in the fourth quarter 2017.

        As a part of evolution of IPBB (IP Backbone) network equipment modernization is ongoing. The projects assume replacement Cisco 7600 nodes for ASR9000 nodes due to an end of a support of 7600 nodes. The project is planned to be finished at 2019.

Satellite Network

        In 2018 we:

  •
  Developed and coordinated the project backup of the project the satellite communication network of MTS, providing a redundant fiber-optic Backbone network in the Northwest region, Siberia and the Far East. The aim of the project is to reduce operating costs for rent backup communication channels, and ensuring that pass voice traffic in case of accidents on major routes. The project was completed in 2018.

  •
  Performed preparation for works on integration of satellite communication systems with 5G / LTE / IoT networks.

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

        As of December 31, 2018, in Moscow and the Moscow region we had a wireless broadband network including 476 base and subscriber stations in the 5-6 GHz frequency band and also near 108 radio-relay lines in the 70-80 GHz frequency band.

        For the provision of Internet access, IP-telephony and other services, we have our own IP network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

Russia

        As of December 31, 2018 we provided cable Internet access to about 9.3 million households and cable TV access to about 9.8 million households. The access equipment used are Ethernet switches, IP DSLAM and Optical Receivers. We mainly use FTTB technology for Internet (8,6 million households) and CATV access, which can provide speeds up to 1 Gb/s per building and about 250 channels CATV (analog and digital). In 2011, we started to roll-out DVB-C technology for a cable TV service. Currently, we have digital TV service (DVB-C&DVB-S2) in 187 cities and localities with 3.46 million of subscribers. In 2014, we started to roll-out an advanced hybrid TV service (DVBC/DVB-S2/IPTV+IP/VOD, CatchUp). By December 2017, we launched Hybrid TV platform with an IPTV commercial service in Moscow and other 10 regions, DVB-C/IP Hybrid commercial service in 95 regional cities and DVB-S2/IP Hybrid commercial service all over Russia. During 2018 in DVB-C and DVB-S networks we increased the number of broadcasted 4K/UHD channels using HEVC (H.265) format. Total number of connected hybrid TV users is approximately 0.61 million.

        During 2018 we continued to expand set of external interactive services together with different Internet partners (START, TVIGLE), modified VoD service with support of series and SVoD feature and launched TV statistics and usage analysis system.

        Also during 2018 we started swap of existing Hybrid TV platform for unified TV platform which will support both fixed and mobile TV segments and allow us to provide same services and look&feel on every TV screen. It is expected to replace current Hybrid TV platform by 2020. Commercial launch of OTT segment on new platform is set for May 1, 2019.

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

        Our principal suppliers are: NVision Group, subsidiary of the Group and integrator; Huawei, Iskratel, Oracle—PSTN switching equipment and SBC; Ericsson, Harmonic, Summavision Teleste—equipment of Digital TV station; Irdeto, Verimatrix—CAS TV systems; Ericsson, Huawei—Hybrid TV platform; Cisco Systems, Huawei, D-Link—FTTB core and access; Juniper Networks, Huawei, ECI Telecom, Tellabs and Alcatel Lucent for a transport network equipment.

        All of our equipment is supplied directly through authorized dealers

Seasonality

        Our results of operations are impacted by certain seasonal trends. Generally, revenue is higher during the second and third quarter due to increase in roaming revenues and guest roaming revenues during these quarters. Quarterly trends can also be influenced by a number of factors, including new marketing campaigns and promotions, and may not be consistent from year to year.

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

        The Federal Law on Communications, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, the establishment of fees for frequency use and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender, whereas according to the Government Decree

No. 480 dated May 24, 2014, licenses to provide communication services with frequency spectrum - only on auction basis. In addition, the Federal Law on Communications provides for the establishment of a "universal services reserve fund" which is funded by a levy imposed on all operators of public networks, including us.

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

        The Ministry of Digital Development, Communications and Mass Media of the Russian Federation is the federal executive body that develops and supervises the implementation of governmental policy in the area of communications and coordinates and controls the activities of its subordinate agencies. The Ministry has the authority to issue certain regulations implementing the federal law on communications and other federal laws.

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

        The State Radio Frequencies Commission is an inter-agency coordination body acting under the Ministry of Digital Development, Communications and Mass Media of the Russian Federation which is responsible for the regulation of the radio frequency spectrum, develops long-term policy for frequency allocation in the Russian Federation and decides on the allocation of frequency bands.

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

  •
  obtain approval to use specific frequencies within the specified band from the State Radio Frequencies Commission if providing wireless telecommunications services; and

  •
  obtain permission from the Federal Service for Supervision of Communications, Information Technologies and Mass Media for network operations. To receive this permission, a wireless telecommunications services provider must develop a frequency assignment and site plan, which is then reviewed and certified by the Federal Service for Supervision of Communications, Information Technologies and Mass Media for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Federal Service for Supervision of Communications, Information Technologies and Mass Media has discretion to modify this plan, if necessary, to ensure such compatibility. Effective January 1, 2004, licenses may be transferred in case of mergers or other reorganizations of the licensee upon application by a transferee as a new license holder. Additionally, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation has declared that agreements on the provision of telecommunications services must be concluded and performed by the license holder.

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

        In accordance with the abovementioned amendments to the Federal Law on Communications (came into force in July, 2018) the telecommunications operators will have to store and to provide to the authorities upon request the information on the facts of receiving, transmitting, delivering and (or) processing of voice information, text messages, images, sounds, video, or other communications by their subscribers, as well as relevant messages themselves.

        The implementation of these amendments has a material effect on telecommunications operators' financials and performance (see also "Item 3. Key Information—D. Risk Factors").

Subscribers identification

        The Federal Law No 245 dated July 29, 2017, amended the Federal Law on Communication to prevent the conclusion of the contract on the provision of services of mobile communications without proper identification of the subscriber (user) of communication services.

        These amendments (came into force in June, 2018) have material effect on telecommunication operators since it was necessary to implement measures to organize the interaction with state resources for verification of information on subscribers, which subsequently led to changes in the relevant business processes.

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

        The State Center for Radio Frequencies of Ukraine (the "SCRF").    While licenses for radio frequencies for wireless communications are issued by the NCCIR, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such proxy, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and technical aspects of frequency allocation, as well as provides the NCCIR with an expert opinion in relation to each application for radio frequency. The SCRF also monitors use of the frequencies and continued monitoring compliance with the license terms and carried out physical inspections of operators and providers of telecommunications services until the establishment of the State Inspection of Communications, as described below. The SCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase. In 2018, SCRF started acting as MNP Administrator as MNP launching process started in Ukraine.

        The Antimonopoly Committee of Ukraine (the "AMC") is charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

Legislation

        The principal legislation regulating the telecommunications industry consists of the Law on Telecommunications dated November 18, 2003, (the "Telecommunications Law"), and the Radio Frequencies Law dated June 1, 2000 (the "Radio Frequencies Law").

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

        In 2018, the process of the MNP launching started, all necessary procedures were implemented by NCCIR and SCRF. NCCIR approved the decision "On Launching MNP in Ukraine." MNP is expected to be launched on May 5, 2019.

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

        The Law "On the Licensing of Certain Types of activities" No. 222-VIII dated March 2, 2015 (the "Licensing Law") cancelled telecom activities' licensing from the January 1, 2018. This action created legal collision because NCCIR continues to perform all licensing processes on the basis Telecommunications Law, which was not changed in accordance with Licensing Law. From the NCCIR's point of the view, licensing of telecom services will be canceled only after Telecommunications Law is changed respectively. In 2018, two Licensing and Telecommunication Law were acting.

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

        MTS' Ukraine license to construct and maintain the telecommunication network and provide services using such network was due to expire on December 3, 2013. In October 2013, MTS Ukraine submitted an application to the NCCIR requesting the renewal of the license. On October 15, 2013, the NCCIR refused to renew the license and recommended that MTS Ukraine receive a new license to provide operations in the telecommunications sphere. On October 21, 2013, MTS Ukraine filed a lawsuit against the NCCIR with a demand to renew the license. On November 19, 2013, a court decision was issued in favour of MTS Ukraine. The decision obliged the NCCIR to renew the license. The NCCIR appealed against the court decision. On January 15, 2014, the court of appeal issued a judgement in which the court refused to sustain the NCCIR appeal. On January 28, 2014, the NCCIR renewed MTS Ukraine license until December, 2018. On January 27, 2014, the NCCIR filed an appeal against the court of appeals' order which was denied by the Court. The cassation procedure was started by Court of Cassation. According to decision of the Highest Administrative Court dated January 22, 2015, the satisfaction of claim dated November 19, 2013 in favor of MTS Ukraine was denied making the resolution of January 28, 2014 to prolong the license for MTS Ukraine illegitimate. In 2016, the case was sent to a new trial. The first instance Court (03/25/2016) and Appeal Court (05/31/2016) refused to satisfy MTS Ukraine demand to prolong the license for MTS Ukraine. On the basis of the resolution of the Superior Court of Ukraine dated July 11, 2016, cassation procedure was opened. Demands of the MTS Ukraine were rejected by Decision of the Superior Court of Ukraine dated October 10, 2018 and the license was canceled. VF Ukraine is acting on the basis of a new license, which is valid until 2030. At the same time MTS Ukraine bought new license for providing all available mobile services in 2G and 3G networks and NCCIR issued a license for MTS Ukraine on January 27, 2015, which is valid until 2030 (the basic acting licence).

        In accordance with the terms of obtaining a license for 3G frequency, MTS Ukraine has signed conversion agreements with special users of radio frequency resource. Currently, VF Ukraine complies with all license requirements and makes all necessary payments under the license.

4G/LTE

        Under the instruction of the President of Ukraine on the introduction of 4G network, the Cabinet of Ministers adopted a decree "On Approval of the Action Plan for Introduction of Mobile Communication of the Fourth Generation" in 2017, which established a tender process for 4G frequency in the second half of 2017, primarily requiring carrying out a research and analysis of the existing radio frequency resource. This research was assigned to foreign consultants with payment to be imposed on telecommunications operators, Analyses Mason LTD (London, UK). The research was completed and new legislation for 4G\LTE launch was approved in 2018. Two tenders were held in January (2600 MHz) and March (1800MHz) of 2018. As a result, VF Ukraine received two spectrum bands in the both diapasons, and in the end of April of 2018 we launched 4G/LTE services in Ukraine. Currently, VF Ukraine complies with all license requirements and had made all necessary payments under the licenses.

Equipment Certification

        In order to install the vendor's or manufacturer's equipment intended for use within the telecommunication network of Ukraine the vendor or manufacturer should submit to the telecommunication network carrier the document confirming that the above-mentioned equipment meets the regulatory documents requirements being in force in Ukraine, has been included into the technical equipment register and can be used within the telecommunication network of Ukraine. According to the Telecommunications Law of Ukraine the technical equipment register is managed and supported by the Administration of the State Service of Special Communication and Information Protection of Ukraine

        The Radio Frequencies Law includes the provision according to which the users of radio frequency resources should obtain a permission to operate the radio-electronic and radio-emitting equipment (with certain exceptions for equipment which can be used on permission-free basis). In order to obtain the operation permission a company should apply to the Ukrainian Centre of Radio Frequencies. The Radio Frequencies Law also requires that the radio-electronic and radio-emitting equipment intended for use in Ukraine should be registered in a special list managed and supported by the National Commission for the State Regulation of Communications and Informatization by the producers and importers of such equipment.

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

        According to our estimates, Vodafone Ukraine had a 37% market share of the wireless communications market in Ukraine as of December 31, 2018.

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

        The NCCIR regularly analyses the telecommunication market to determine operators with significant market power in this market (SMP-operators). In October 2017 and in February 2018 the NCCIR published the results of the latest market analysis according to which 177 fixed and all six mobile operators, including VF Ukraine (former MTS Ukraine), were defined as SMP-operators. On October 9, 2018 the NCCIR adopted a regulatory act which establishes new interconnect rates for termination traffic on the networks of SMP-operators, which are effective since January 1, 2019. As a result, the interconnect rates were decreased:

    for long-distance and mobile operators from UAH 0.15 (RUB 0.376354) to UAH 0.12 (RUB 0.301083); and

    for local operators from UAH 0.11 (RUB 0.275993) to UAH 0.09 (RUB 0.225812).

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

Licenses

Mobile Services

        The following table shows, as of April 18, 2019, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Moscow region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
St. Petersburg License Area
St. Petersburg	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Leningrad region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Russian Regional License Areas
European Russia
Adygeya Republic	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Arkhangelsk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Astrakhan region	MTS PJSC	December 11, 2023	MTS PJSC	October 18, 2021
Bashkortostan Republic	MTS PJSC	August 22, 2022	MTS PJSC	August 22, 2022
Belgorod region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Bryansk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Chuvashia Republic	MTS PJSC	December 30, 2023	MTS PJSC	December 30, 2023
Chechen Republic	MTS PJSC	June 10, 2019	MTS PJSC	April 28, 2021
Dagestan Republic	MTS PJSC	December 30, 2023	MTS PJSC	December 30, 2023
Ivanovo region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Ingushetia Republic	MTS PJSC	December 30, 2023	MTS PJSC	December 30, 2023
Kabardino-Balkar Republic	MTS PJSC	June 10, 2019	MTS PJSC	December 30, 2023
Kaliningrad region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Kalmykia Republic	MTS PJSC	January 25, 2021	MTS PJSC	December 30, 2023
Kaluga region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Karachaevo-Cherkesia Republic	MTS PJSC	December 30, 2023	MTS PJSC	December 30, 2023
Karelia Republic	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Kirov region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Komi Republic	MTS PJSC	August 22, 2022	MTS PJSC	August 22, 2022
Kostroma region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Krasnodar region	MTS PJSC	May 30, 2022	MTS PJSC	May 30, 2022
Kursk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Lipetsk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Mari-El Republic	MTS PJSC	January 15, 2022	MTS PJSC	January 15, 2022
Mordovia Republic	MTS PJSC	December 30, 2023	MTS PJSC	December 30, 2023
Murmansk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Nenetsk Autonomous region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Nizhny Novgorod region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Novgorod region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Orel region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Orenburg region	MTS PJSC	April 28,2023	MTS PJSC	April 28, 2023
Orenburg region	—	—	MTS PJSC	October 21, 2025
Penza region	MTS PJSC	May 6, 2021	—	—

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Penza region	MTS PJSC	September 2, 2022	MTS PJSC	September 2, 2022
Perm region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Perm region (excluding Komi-Permyak territory)	MTS PJSC	—	MTS PJSC	October 21, 2025
Perm region (Komi-Permyak territory)	MTS PJSC	—	MTS PJSC	October 21, 2025
Pskov region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Rostov region	MTS PJSC	July 1, 2020	MTS PJSC	July 1, 2020
Ryazan region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Samara region	MTS PJSC	December 30, 2022	MTS PJSC	December 30, 2022
Saratov region	MTS PJSC	July 11, 2022	MTS PJSC	July 11, 2022
Severnaya Osetia-Alania Republic	MTS PJSC	September 1, 2021	MTS PJSC	September 1, 2021
Severnaya Osetia-Alania Republic	MTS PJSC	—	MTS PJSC	October 21, 2025
Smolensk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Stavropol region	MTS PJSC	December 30, 2023	MTS PJSC	December 30, 2023
Tambov region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Tatarstan Republic	MTS PJSC	June 26, 2022	MTS PJSC	June 26, 2022
Tula region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Tver region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Udmurt Republic	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Ulyanovsk region	MTS PJSC	May 6, 2021	MTS PJSC	December 30, 2023
Vladimir region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Volgograd region	MTS PJSC	—	MTS PJSC	October 4, 2021
Volgograd region	MTS PJSC	February 26, 2024	MTS PJSC	—
Vologda region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Voronezh region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Yaroslavl region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Asian Russia
Altai region	MTS PJSC	September 8, 2020	MTS PJSC	September 8, 2020
Altai Republic	MTS PJSC	July 19, 2021	MTS PJSC	December 30, 2023
Amur region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Amur region	—	—	MTS PJSC	October 21, 2025
Buryatiya Republic	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Chelyabinsk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Zabaykalsky region	CJSC Sibintertelecom	June 5, 2019	CJSC Sibintertelecom	June 5, 2019
Zabaykalsky region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Chukotsk Autonomous region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Jewish Autonomous region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Irkutsk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Kamchatka region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Kemerovo region	MTS PJSC	December 30, 2023	MTS PJSC	December 30, 2023
Khabarovsk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Khakassiya Republic	MTS PJSC	September 13, 2021	MTS PJSC	September 13, 2021
Khanty Mansiysk Autonomous region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Krasnoyarsk region	MTS PJSC	May 7, 2023	MTS PJSC	May 7, 2023
Kurgan region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Magadan region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Novosibirsk region	MTS PJSC	February 21, 2022	MTS PJSC	February 21, 2022
Omsk region	MTS PJSC	December 20, 2021	MTS PJSC	December 20, 2021
Primorsky region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Sakha Republic (Yakutia)	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Sakhalin region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Sverdlovsk region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Tomsk region	MTS PJSC	June 5, 2023	MTS PJSC	June 5, 2023
Tyumen region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Tyva Republic	MTS PJSC	July 19, 2021	MTS PJSC	December 30, 2023
Yamalo-Nenetsk Autonomous region	MTS PJSC	April 28, 2023	MTS PJSC	April 28, 2023
Ukraine
Ukraine	PJSC Vodafone Ukraine	March 30, 2030	PJSC Vodafone Ukraine	March 30, 2030
Armenia
Armenia	CJSC MTS-Armenia	November 4, 2019	CJSC MTS-Armenia	November 4, 2019
Belarus
Belarus	LLC Mobile Telesystems	April 30, 2022	LLC Mobile Telesystems	April 30, 2022

IMT-2000/UMTS/CDMA

License Region	Licensee	Expiry date
Asian Russia	MTS PJSC	May 21, 2022
European Russia, except Crimea Republic, Sevastopol	MTS PJSC	May 21, 2022
Moscow License Area	MTS PJSC	May 21, 2022
St. Petersburg License Area	MTS PJSC	May 21, 2022
Moscow, Moscow region	MTS PJSC	April 28, 2023
St. Petersburg, Leningrad region	MTS PJSC	May 21, 2022
European Russia
Adygeya Republic	MTS PJSC	May 21, 2022
Arkhangelsk region	MTS PJSC	May 21, 2022
Bashkortostan Republic	JSC BCC	November 21, 2021
Bashkortostan Republic	MTS PJSC	May 21, 2022
Bryanks region	MTS PJSC	May 21, 2022
Belgorod region	MTS PJSC	May 21, 2022
Chelyabinsk region	MTS PJSC	May 21, 2022
Chuvash republic	MTS PJSC	May 21, 2022
Dagestan Republic	MTS PJSC	May 21, 2022
Ingushetia Republic	MTS PJSC	May 21, 2022
Irkutsk region	MTS PJSC	May 21, 2022
Ivanovo region	MTS PJSC	May 21, 2022
Kabardino-Balkarian Republic	MTS PJSC	May 21, 2022
Kaliningrad region	MTS PJSC	May 21, 2022
KarachaevoCherkesia Republic	MTS PJSC	May 21, 2022
Karelia Republic	MTS PJSC	May 21, 2022
Kaluga region	MTS PJSC	May 21, 2022
Kemerevo region	MTS PJSC	May 21, 2022
Kirov region	MTS PJSC	May 21, 2022

License Region	Licensee	Expiry date
Komi Republic	MTS PJSC	May 21, 2022
Kostroma region	MTS PJSC	May 21, 2022
Krasnodar region	MTS PJSC	May 21, 2022
Krasnoyarsk region	MTS PJSC	May 21, 2022
Kurgan region	MTS PJSC	May 21, 2022
Kursk region	MTS PJSC	May 21, 2022
Lipetsk region	MTS PJSC	May 21, 2022
Mordovis republic	MTS PJSC	May 21, 2022
Murmansk region	MTS PJSC	May 21, 2022
Nenetsk Autonomous region	MTS PJSC	May 21, 2022
North Osetia republic	MTS PJSC	May 21, 2022
Novgorod region	MTS PJSC	May 21, 2022
Novosibirsk region	MTS PJSC	May 21, 2022
Omsk region	MTS PJSC	May 21, 2022
Orenburg region	MTS PJSC	May 21, 2022
Orel region	MTS PJSC	May 21, 2022
Penza region	MTS PJSC	May 21, 2022
Perm region	MTS PJSC	May 21, 2022
Perm region	MTS PJSC	April 28, 2023
Pskov region	MTS PJSC	May 21, 2022
Rostov region	MTS PJSC	May 21, 2022
Ryazan region	MTS PJSC	May 21, 2022
Samara region	MTS PJSC	May 21, 2022
Saratov region	MTS PJSC	May 21, 2022
Smolensk region	MTS PJSC	May 21, 2022
Stavropol region	MTS PJSC	May 21, 2022
Sverdlovsk region	MTS PJSC	May 21, 2022
Tambov region	MTS PJSC	May 21, 2022
Tomsk region	MTS PJSC	May 21, 2022
Tula region	MTS PJSC	May 21, 2022
Tver region	MTS PJSC	May 21, 2022
Tyumen region	MTS PJSC	May 21, 2022
Vladimir region	MTS PJSC	May 21, 2022
Volgograd region	MTS PJSC	May 21, 2022
Vologda region	MTS PJSC	May 21, 2022
Voronezh region	MTS PJSC	May 21, 2022
Vologda region	MTS PJSC	May 21, 2022
Ulyanovsk region	MTS PJSC	May 21, 2022
Yaroslavl region	MTS PJSC	May 21, 2022
Asian Russia
Altai Republic	MTS PJSC	May 21, 2022
Amur region	MTS PJSC	May 21, 2022
Buryatiya Republic	MTS PJSC	May 21, 2022
Chechen republic	MTS PJSC	May 21, 2022
Chelyabinsk region	MTS PJSC	April 28, 2023
Chukotsk Autonomous region	MTS PJSC	May 21, 2022
Irkutsk Autonomous region	MTS PJSC	May 21, 2022
Jewish Autonomous region	MTS PJSC	May 21, 2022
Kalmykia republic	MTS PJSC	May 21, 2022
Kamchatka region	MTS PJSC	May 21, 2022

License Region	Licensee	Expiry date
Khabarovsk region	MTS PJSC	May 21, 2022
Khakassia republic	MTS PJSC	May 21, 2022
Khanty Mansiysk Autonomous region	MTS PJSC	May 23, 2023
Khanty Mansiysk Autonomous region	MTS PJSC	April 28, 2023
Kurgan region	MTS PJSC	April 28, 2023
Magadan region	MTS PJSC	May 21, 2022
Marij El republic	MTS PJSC	May 21, 2022
Primorsky region	MTS PJSC	May 21, 2022
Sakha Republic (Yakutia)	MTS PJSC	May 21, 2022
Sakhalin region	MTS PJSC	May 21, 2022
Sverdlovsk region	MTS PJSC	April 28, 2023
Zabaykalsky region	MTS PJSC	May 21, 2022
Tatarstan	MTS PJSC	May 21, 2022
Tumen region	MTS PJSC	April 28, 2023
Yamalo-Nenets Autonomous dostrict	MTS PJSC	May 21, 2022
Tuva	MTS PJSC	May 21, 2022
Tuva	MTS PJSC	July 19, 2021
Udmurt republic	MTS PJSC	May 21, 2022
Armenia
Armenia	CJSC MTS-Armenia	November 4, 2019
Belarus
Belarus	LLC Mobile Telesystems	April 30, 2022
Ukraine
Ukraine	PJSC Vodafone Ukraine	March 23, 2030

LTE

License Region	Licensee	Expiry date
Asian Russia	MTS PJSC	July 25, 2022
Asian Russia	MTS PJSC	May 21, 2022
Asian Russia	MTS PJSC	April 15, 2026
European Russia, except Crimea Republic, Sevastopol	MTS PJSC	May 21, 2022
European Russia	MTS PJSC	July 25, 2022
European Russia, except Crimea Republic, Sevastopol	MTS PJSC	April 15, 2026
Moscow License Area	MTS PJSC	July 25, 2022
Moscow License Area	MTS PJSC	May 21, 2022
Moscow, Moscow region License Area	MTS PJSC	December 29, 2021
St. Petersburg License Area	MTS PJSC	May 21, 2022
St. Petersburg License Area	MTS PJSC	July 25, 2022
St. Petersburg License Area	MTS PJSC	April 15, 2026
Moscow, Moscow region	MTS PJSC	April 28, 2023
St. Petersburg, Leningrad region	MTS PJSC	April 28, 2023
Asian Russia	MTS PJSC
Altai Republic	MTS PJSC	December 30, 2023

License Region	Licensee	Expiry date
Altai region	MTS PJSC	September 8, 2020
Amur region	MTS PJSC	April 28, 2023
Amur region	MTS PJSC	October 21, 2025
Buryatiya Republic	MTS PJSC	April 28, 2023
Chelyabinsk region	MTS PJSC	April 28, 2023
Chukotsk Autonomous region	MTS PJSC	April 28, 2023
Zabaykalsky region	MTS PJSC	April 28, 2023
Irkutsk Autonomous region	MTS PJSC	April 28, 2023
Jewish Autonomous region	MTS PJSC	April 28, 2023
Kamchatka region	MTS PJSC	April 28, 2023
Kemerovo region	MTS PJSC	December 30, 2023
Khabarovsk region	MTS PJSC	April 28, 2023
Khakassiya Republic	MTS PJSC	September 13, 2021
Khanty Mansiysk Autonomous region	MTS PJSC	April 28, 2023
Khanty Mansiysk Autonomous region	MTS PJSC	May 23, 2023
Krasnoyarsk Territory	MTS PJSC	May 7, 2023
Kurgan region	MTS PJSC	April 28, 2023
Magadan region	MTS PJSC	April 28, 2023
Novosibirsk region	MTS PJSC	February 21, 2022
Omsk region	MTS PJSC	December 20, 2021
Primorsky region	MTS PJSC	April 28, 2023
Sakha Republic (Yakutia)	MTS PJSC	April 28, 2023
Sakhalin region	MTS PJSC	April 28, 2023
Sverdlovsk region	MTS PJSC	April 28, 2023
Tomsk region	MTS PJSC	June 5, 2023
Tyumen region	MTS PJSC	April 28, 2023
Tyva Republic	MTS PJSC	December 30, 2023
YamaloNenetsk Autonomous region	MTS PJSC	April 28, 2023
European Russia	MTS PJSC
Adygeya Republic	MTS PJSC	April 28, 2023
Arkhangelsk region	MTS PJSC	April 28, 2023
Bashkortostan Republic	MTS PJSC	August 22, 2022
Bashkortostan Republic	JSC BCC	November 21, 2021
Belgorod region	MTS PJSC	April 28, 2023
Bryansk region	MTS PJSC	April 28, 2023
Chechen Republic	MTS PJSC	April 28, 2021
Chuvashia Republic	MTS PJSC	December 30, 2023
Dagestan Republic	MTS PJSC	December 30, 2023
Ingushetia Republic	MTS PJSC	December 30, 2023
Ivanovo region	MTS PJSC	April 28, 2023
KabardinoBalkar Republic	MTS PJSC	December 30, 2023
Kaliningrad region	MTS PJSC	April 28, 2023
Kaluga region	MTS PJSC	April 28, 2023
Kalmykia Republic	MTS PJSC	December 30, 2023
Karachaevo-Cherkesia Republic	MTS PJSC	December 30, 2023
Karelia Republic	MTS PJSC	April 28, 2023
Kirov region	MTS PJSC	April 28, 2023

License Region	Licensee	Expiry date
Komi Republic	MTS PJSC	August 22, 2022
Kostroma region	MTS PJSC	April 28, 2023
Krasnodar territory	MTS PJSC	May 30, 2022
Kursk region	MTS PJSC	April 28, 2023
Lipetsk region	MTS PJSC	April 28, 2023
Mari El Republic	MTS PJSC	January 15, 2022
Mordovia Republic	MTS PJSC	December 30, 2023
Murmansk region	MTS PJSC	April 28, 2023
Nenetsk Autonomous region	MTS PJSC	April 28, 2023
Nizhny Novgorod region	MTS PJSC	April 28, 2023
Novgorod region	MTS PJSC	April 28, 2023
Orel region	MTS PJSC	April 28, 2023
Orenburg region	MTS PJSC	April 28, 2023
Orenburg region	MTS PJSC	October 21, 2025
Penza region	MTS PJSC	September 2, 2022
Perm region	MTS PJSC	April 28, 2023
Perm region	MTS PJSC	October 21, 2025
Pskov region	MTS PJSC	April 28, 2023
Rostov region	MTS PJSC	July 1, 2020
Ryazan region	MTS PJSC	April 28, 2023
Samara region	MTS PJSC	December 30, 2022
Saratov region	MTS PJSC	July 11, 2022
Severnaya Osetia Alania Republic	MTS PJSC	September 1, 2021
Severnaya Osetia Alania Republic	MTS PJSC	October 21, 2025
Smolensk region	MTS PJSC	April 28, 2023
Stavropol territory	MTS PJSC	December 30, 2023
Tambov region	MTS PJSC	April 28, 2023
Tatarstan Republic	MTS PJSC	June 26, 2022
Tula region	MTS PJSC	April 28, 2023
Tver region	MTS PJSC	April 28, 2023
Udmurt Republic	MTS PJSC	April 28, 2023
Ulyanovsk region	MTS PJSC	December 30, 2023
Vladimir region	MTS PJSC	April 28, 2023
Volgograd region	MTS PJSC	October 4, 2021
Vologda region	MTS PJSC	April 28, 2023
Voronezh region	MTS PJSC	April 28, 2023
Yaroslavl region	MTS PJSC	April 28, 2023
Zabaikalye region	MTS PJSC	April 28, 2023
Armenia
Armenia	CJSC MTS-Armenia	November 4, 2019
Ukraine
Ukraine	PJSC Vodafone Ukraine	March 23, 2030

Mobile Virtual Network

License Region	Licensee	Expiry date
Moscow, Moscow region	MGTS PJSC	August 2, 2023
Zabaykalsky region	CJSC Sibintertelecom	September 8, 2020

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

Fixed Line Services

        The following table shows, as of April 18, 2019, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MTS PJSC	Ryazan region	138952	December 23, 2020
MTS PJSC	Sverdlovsk region	140009	March 15, 2021
MTS PJSC	Tver region	157431	August 4, 2022
CJSC City Telecom	Moscow	155381	October 24, 2022
MTS PJSC	Saratov region	149654	March 15, 2022
MTS PJSC	Penza region	149649	March 15, 2022
MTS PJSC	Sverdlovsk region	149645	March 15, 2022
MTS PJSC	Kirov region	149653	March 15, 2022
MTS PJSC	Ivanovo region	146068	October 24, 2021
MTS PJSC	Kurgan region	170433	February 17, 2024
MTS PJSC	Bashkortostan Republic	135028	November 21, 2020
MTS PJSC	Khanty Mansiysk Autonomous region	160629	December 1, 2020
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region	150052	April 17, 2022
MTS PJSC	Altai Republic	148176	February 17, 2022
MTS PJSC	Khabarovsk Territory	149647	March 15, 2022
MTS PJSC	Primorsky Territory	149648	March 15, 2022
MTS PJSC	Kaliningrad region	156888	December 17, 2022
MGTS PJSC	Moscow	166444	December 11, 2023
MGTS PJSC	Moscow region	169795	April 17, 2024
MTS PJSC	Zabaykalsky Territory	127170	May 6, 2020
MGTS PJSC	Moscow, Moscow region	127698	July 28, 2020
MTS PJSC	Orenburg region	149644	March 15, 2022
MTS PJSC	Udmurt Republic	149650	March 15, 2022
MTS PJSC	Russian Federation	104893	February 16, 2020
MTS PJSC	Krasnoyarsk Territory (except for the Evenk Autonomous District)	146087	October 24, 2021
MTS PJSC	Yaroslavl region	146077	October 24, 2021
MTS PJSC	Astrakhan region	146080	October 24, 2021
MTS PJSC	Rostov region	146084	October 24, 2021
MTS PJSC	Krasnodar territory	146067	October 24, 2021
MTS PJSC	Chelyabinsk region	146074	October 24, 2021
MTS PJSC	Perm region	146078	October 24, 2021
MTS PJSC	Kurgan region	146086	October 24, 2021
MTS PJSC	Khanty Mansiysk Autonomous region	164187	October 24, 2021
MTS PJSC	Tomsk region	146094	October 24, 2021

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Novosibirsk region	146071	October 24, 2021
MTS PJSC	Altai territory	146073	October 24, 2021
MTS PJSC	Samara region	146090	October 24, 2021
MTS PJSC	Tatarstan Republic	146082	October 24, 2021
MTS PJSC	Nizhny Novgorod region	146075	October 24, 2021
MTS PJSC	Kirov region	146089	October 24, 2021
MTS PJSC	Komi Republic	146079	October 24, 2021
MTS PJSC	Sakha Republic (Yakutia)	146076	October 24, 2021
MTS PJSC	Khabarovsk Territory	146066	October 24, 2021
MTS PJSC	Amur region	146092	October 24, 2021
MTS PJSC	Khakassiya Republic	140458	June 6, 2021
MTS PJSC	Moscow region	135027	November 21, 2020
MTS PJSC	Moscow	137566	February 16, 2021
MTS PJSC	Moscow region	150058	March 30, 2022
MTS PJSC	Kaluga region	129946	July 3, 2020
MTS PJSC	Moscow	150054	March 30, 2022
MTS PJSC	Moscow	150064	March 30, 2022
MTS PJSC	Orel region	155416	October 3, 2022
MGTS PJSC	Moscow	161957	July 10, 2023
MTS PJSC	Rostov region	1163838	August 1, 2023
MTS PJSC	Severnaya Osetia Alania Republic	163839	August 1, 2023
MTS PJSC	Krasnodar territory	163840	August 1, 2023
MTS PJSC	Volgograd region	146085	November 17, 2021
MTS PJSC	Irkutsk region (except for the Ust-Ordyn Buryat Autonomus District)	146069	October 24, 2021
MTS PJSC	Sakhalin region	146081	October 24, 2021
MTS PJSC	Primorsky Territory	146070	October 24, 2021
MTS PJSC	Ufa, Bashkortostan Republic	131715	September 8, 2020
MTS PJSC	Bashkortostan Republic	149173	March 5, 2022
MTS PJSC	Orenburg region	146072	October 24, 2021
MTS PJSC	Kemerovo region	168619	December 26, 2023
MTS PJSC	Astrakhan region	169454	January 19, 2024
MTS PJSC	Kemerovo region	169451	January 19, 2024
MTS PJSC	Arkhangelsk region	169456	January 19, 2024
MTS PJSC	Vologda region	169452	January 19, 2024
MTS PJSC	Kaliningrad region	169457	January 19, 2024
MTS PJSC	Karelia Republic	169448	January 19, 2024
MTS PJSC	Murmansk region	169455	January 19, 2024
MTS PJSC	Novgorod region	169453	January 19, 2024
MTS PJSC	St. Petersburg	169450	January 19, 2024
MTS PJSC	Komi Republic	169449	January 19, 2024
MTS PJSC	Volgograd region	170831	March 4, 20124
MTS PJSC	Omsk region	146088	October 4, 2021
MTS PJSC	Udmurt Republic	146091	October 4, 2021
MTS PJSC	Omsk region	145060	October 4, 2021
MTS PJSC	Nizhny Novgorod region	123658	October 1, 2019
MTS PJSC	Ryazan region	129950	July 3, 2020
MTS PJSC	Orel region, Voronezh region	155415	October 24, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region	158901	February 7, 2023
MTS PJSC	Severnaya Osetia Alania Republic	152518	June 5, 2022
MTS PJSC	Dagestan Republic	152517	June 5, 2022
MTS PJSC	Tomsk region	158904	February 27, 2023
MTS PJSC	Altai territory	158899	February 27, 2023
MTS PJSC	Krasnoyarsk Territory	158902	February 27, 2023
MTS PJSC	Novosibirsk region	158896	February 27, 2023
MTS PJSC	Tver region	158903	February 27, 2023
MTS PJSC	Smolensk region	158900	February 27, 2023
MTS PJSC	Buryatiya Republic	159602	April 18, 2023
MTS PJSC	Saratov region	159597	April 18, 2023
MTS PJSC	Chuvashia Republic	159599	April 11, 2023
MTS PJSC	Mari El Republic	159600	April 11, 2023
MTS PJSC	Penza region	150057	March 14, 2022
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135962	December 1, 2020
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	154794	August 31, 2022
MTS PJSC	Ulyanovsk region	149171	February 28, 2022
MTS PJSC	Tambov region	149180	February 28, 2022
MTS PJSC	Perm region	135956	December 15, 2020
MTS PJSC	Ulyanovsk region	135960	December 15, 2020
MTS PJSC	Chelyabinsk region	135967	December 15, 2020
MTS PJSC	Samara region	123559	December 31, 2019
MTS PJSC	Leningrad region	147354	December 7, 2021
MTS PJSC	Tatarstan Republic	161954	May 23, 2023
Telematic Services
MTS PJSC	Komi Republic, Perm region, Orenburg region, Orel region, Nizhny Novgorod region, Lipetsk region, Moscow, Kostroma region, Smolensk region, Kirov region, Kaluga region, Ivanovo region, Bryansk region, Belgorod region, Moscow region, Kursk region, Voronezh region, Tyumen region, Sverdlovsk region, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Pskov region, Yaroslavl region, Ryazan region, Vladimir region, Udmurt Republic, Tver region, Tula region, Tambov region, YamaloNenetsk Autonomous region, Amur region	137567	February 15, 2021
CJSC City Telecom	Moscow	155382	October 24, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Republic of Crimea, Sevastopol	142346	April 15, 2026
MTS PJSC	Bashkortostan Republic	140459	June 21, 2021
MTS PJSC	Krasnoyarsk Territory	161221	May 7, 2023
MGTS PJSC	Moscow, Moscow region	145447	December 11, 2021

Licensee	License Region(s)	License number	Expiry Date
Stream LLC	Russian Federation	145493	September 22, 2021
MTS PJSC	Tyva Republic	128521	July 28, 2020
MTS PJSC	Krasnodar territory	129951	July 15, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131717	September 14, 2020
MTS PJSC	Dagestan Republic, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131721	September 14, 2020
CJSC Sibintertelecom	Zabaykalsky Territory	132674	September 14, 2020
MTS PJSC	Rostov region	134507	October 26, 2020
MTS PJSC	Khabarovsk Territory	127169	June 17, 2020
MTS PJSC	Novosibirsk region	138258	April 13, 2021
MTS PJSC	Khakassiya Republic	128525	June 17, 2020
MTS PJSC	Tomsk region	128519	June 17, 2020
MTS PJSC	Sakha Republic (Yakutia)	128518	July 15, 2020
MTS PJSC	Tatarstan Republic	129944	July 15, 2020
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	145056	October 4, 2021
MTS PJSC	Altai territory	147352	December 1, 2021
MTS PJSC	Altai Republic	152081	May 22, 2022
MTS PJSC	Penza region	125651	April 1, 2020
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak District of the Kamchatka Territory	130984	August 13, 2020
MTS PJSC	Mari El Republic	131716	September 14, 2020
MTS PJSC	Volgograd region	127684	May 30, 2020
MTS PJSC	Primorsky Territory	135961	December 21, 2020
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	128536	June 17, 2020
MTS PJSC	Zabaykalsky Territory	118159	June 5, 2019
MTS PJSC	Stavropol territory	127678	May 26, 2020
MTS PJSC	Samara region	127680	May 26, 2020
MTS PJSC	Saratov region	127688	May 31, 2020
MTS PJSC	Ulyanovsk region	127681	May 31, 2020
MTS PJSC	Republic of Khakassia	128530	May 31, 2020
MTS PJSC	Astrakhan region	129949	July 15, 2020
MTS PJSC	Adygeya Republic	129947	July 15, 2020
MTS PJSC	Kalmykia Republic	129957	July 28, 2020
MTS PJSC	Chechen Republic	156889	December 6, 2022
MTS PJSC	Russian Federation	101246	July 25, 2022
CJSC Teleservice	Voronezh region	135894	November 21, 2020
Leased Communications Circuits
CJSC City Telecom	Moscow	155379	October 24, 2022
MTS PJSC	Jewish Autonomous region	124558	November 14, 2019

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region	138262	April 13, 2021
MTS PJSC	Russian Federation, except Crimea Republic, Sevastopol	1167992	December 29, 2021
MTS PJSC	Tatarstan Republic	161218	May 7, 2023
MTS PJSC	Kalmykia Republic, Severnaya Osetia Alania Republic	161219	May 7, 2023
MTS PJSC	Krasnoyarsk Territory	161220	May 7, 2023
MTS PJSC	Bashkortostan Republic	161223	May 7, 2023
MTS PJSC	Kemerovo region, Tomsk region	161214	May 7, 2023
MTS PJSC	Tyva Republic	128529	July 28, 2020
MTS PJSC	Chuvashia Republic	129943	July 28, 2020
MTS PJSC	Adygeya Republic, Krasnodar territory	129948	July 15, 2020
MTS PJSC	Kaluga region, Pskov region, Ryazan region, Smolensk region, Tula region, Vladimir region	134506	October 7, 2020
MTS PJSC	Ivanovo region, Kirov region, Nizhny Novgorod region, Yaroslavl region	134509	October 13, 2020
MTS PJSC	Mordovia Republic	135965	December 23, 2020
MTS PJSC	Altai territory, Altai Republic, Novosibirsk region	128528	July 28, 2020
MTS PJSC	Khakassiya Republic	128533	June 17, 2020
MTS PJSC	Kaliningrad region	149147	March 1, 2022
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	149174	March 1, 2022
MTS PJSC	Omsk region	147357	December 27, 2021
MTS PJSC	Chukotsk Autonomous region	119985	August 6, 2019
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	119295	July 2, 2019
MTS PJSC	Rostov region, Rostov region	166424	October 2, 2023
MTS PJSC	Mari El Republic	134511	October 5, 2020
MTS PJSC	Khabarovsk Territory, Sakha Republic (Yakutia), Zabaykalsky Territory (excluding the Aginski Buryatski Autonomous District)	135026	November 21, 2020
MTS PJSC	Magadan region	152080	May 21, 2022
MTS PJSC	Irkutsk region	152082	May 21, 2022
MTS PJSC	Kamchatka region, Koryakski Autonomous region	152084	May 21, 2022
MTS PJSC	Sakhalin region	130986	August 25, 2020
MTS PJSC	Buryatiya Republic	130983	August 25, 2020
MTS PJSC	Primorsky Territory	127171	May 10, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Moscow, Moscow region, Komi Republic, Kostroma region, Tver region	166958	November 24, 2023
MTS PJSC	Aginski Buryatski Autonomous District of the Penza region	135963	December 1, 2020
MTS PJSC	Aginski Buryatski Autonomous District	135959	December 1, 2020
CJSC Sibintertelecom	Zabaykalsky Territory	119279	June 5, 2019
MTS PJSC	Samara region, Saratov region, Ulyanovsk region	127686	May 31, 2020
MTS PJSC	Astrakhan region, Stavropol territory	127683	May 31, 2020
MTS PJSC	Dagestan Republic	152083	May 21, 2022
MTS PJSC	Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Volgograd region	159601	April 18, 2023
MGTS PJSC	Moscow, Moscow region	166443	December 11, 2023
Sputnikovoe TV	Russian Federation	165243	August 2, 2023
Data Transmission Services
CJSC City Telecom	Moscow	155380	October 24, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Republic of Crimea, Sevastopol	142344	April 15, 2026
MGTS PJSC	Moscow	166445	December 11, 2023
MTS PJSC	Krasnoyarsk Territory	161217	May 7, 2023
MGTS PJSC	Moscow region	169794	April 17, 2024
MTS PJSC	Tyva Republic	128517	July 28, 2020
MTS PJSC	Kalmykia Republic	129942	July 28, 2020
MTS PJSC	Krasnodar territory	129952	July 15, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131718	September 14, 2020
MTS PJSC	Dagestan Republic, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131719	September 14, 2020
CJSC Sibintertelecom	Zabaykalsky Territory	132676	September 14, 2020
MTS PJSC	Rostov region	138261	April 3, 2021
MTS PJSC	Bashkortostan Republic	129955	June 30, 2020
MTS PJSC	Khabarovsk Territory	127172	May 31, 2020
MTS PJSC	Altai Republic	128534	July 15, 2020
MTS PJSC	Novosibirsk region	128526	July 15, 2020
MTS PJSC	Khakassiya Republic	128522	June 17, 2020
MTS PJSC	Tomsk region	128535	June 17, 2020
MTS PJSC	Novosibirsk region	128527	June 17, 2020
MTS PJSC	Tatarstan Republic	129953	July 15, 2020
MTS PJSC	Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region	150060	April 17, 2022
MTS PJSC	Orenburg region	150055	April 17, 2022
MTS PJSC	Kirov region, Nizhny Novgorod region, Udmurt Republic	150063	April 17, 2022
MTS PJSC	Moscow, Moscow region	150056	April 17, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Amur region	150053	April 17, 2022
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	150062	April 17, 2022
MTS PJSC	Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region	150059	April 17, 2022
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region	150054	April 17, 2022
MTS PJSC	Penza region	125652	April 1, 2020
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak Autonomous Area of the Kamchatka region	130982	August 13, 2020
MTS PJSC	Zabaykalsky Territory	118158	June 5, 2019
MTS PJSC	Mari El Republic	131720	September 14, 2020
MTS PJSC	Altai territory	166425	October 31, 2023
MTS PJSC	Volgograd region	127682	June 30, 2020
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	128520	June 17, 2020
MTS PJSC	Primorsky Territory	135957	December 21, 2020
MTS PJSC	Stavropol territory	127685	May 26, 2020
MTS PJSC	Samara region	127689	May 26, 2020
MTS PJSC	Kemerovo region	128523	May 31, 2020
MTS PJSC	Saratov region	127687	May 31, 2020
MTS PJSC	Ulyanovsk region	127679	May 31, 2020
MTS PJSC	Astrakhan region	129956	July 15, 2020
MTS PJSC	Adygeya Republic	129945	July 15, 2020
MTS PJSC	Chechen Republic	156887	December 6, 2022
MTS PJSC	Russian Federation	101248	July 25, 2022
CJSC Teleservise	Voronezh region	135893	December 21, 2020
Data Transmission Services for Voice
CJSC City Telecom	Moscow	122706	December 18, 2019
MTS PJSC	Russian Federation except Moscow, Moscow region, Crimea Republic, Sevastopol	142345	April 15, 2026
MTS PJSC	Bashkortostan Republic	138260	April 11, 2021
MTS PJSC	Arkhangelsk region	170427	February 17, 2024
MTS PJSC	Krasnoyarsk Territory	170428	February 17, 2024
MTS PJSC	Novosibirsk region	170431	February 17, 2024
MTS PJSC	Leningrad region	170435	February 17, 2024
MTS PJSC	Nizhny Novgorod region	170426	February 17, 2024
MTS PJSC	Omsk region	170430	February 17, 2024
MTS PJSC	Smolensk region	170434	February 17, 2024
MTS PJSC	Novgorod region	170429	February 17, 2024

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Tula region	170432	February 17, 2024
MTS PJSC	Volgograd region	170436	February 17, 2024
MTS PJSC	Kemerovo region	170425	February 17, 2024
MTS PJSC	Yaroslavl region	131138	June 4, 2020
MTS PJSC	Mordovia Republic	149158	March 15, 2022
MTS PJSC	Saratov region	149165	March 15, 2022
MTS PJSC	Tomsk region	149150	March 15, 2022
MTS PJSC	Mari El Republic	149148	March 15, 2022
MTS PJSC	Amur region	149178	March 15, 2022
MTS PJSC	Altai territory	149161	March 15, 2022
MTS PJSC	Buryatiya Republic	149156	March 15, 2022
MTS PJSC	Kalmykia Republic	149162	March 15, 2022
MTS PJSC	KarachaevoCherkesia Republic	149159	March 15, 2022
MTS PJSC	Pskov region	149177	March 15, 2022
MTS PJSC	Kamchatka region	149181	March 15, 2022
MTS PJSC	Komi Republic	149151	March 15, 2022
MTS PJSC	Murmansk region	149153	March 15, 2022
MTS PJSC	Kostroma region	149175	March 15, 2022
MTS PJSC	Altai Republic	149176	March 15, 2022
MTS PJSC	Vologda region	149187	March 15, 2022
MTS PJSC	Dagestan Republic	149179	March 15, 2022
MTS PJSC	Orenburg region	149182	March 15, 2022
MTS PJSC	Sakha Republic (Yakutia)	149183	March 15, 2022
MTS PJSC	Stavropol territory	149154	March 15, 2022
MTS PJSC	Tyva Republic	149172	March 15, 2022
MTS PJSC	Chechen Republic	149157	March 15, 2022
MTS PJSC	Zabaykalsky Territory	149185	March 15, 2022
MTS PJSC	Kirov region	149152	March 15, 2022
MTS PJSC	Khakassiya Republic	149184	March 15, 2022
MTS PJSC	KabardinoBalkar Republic	149163	March 15, 2022
MTS PJSC	Ulyanovsk region	149168	March 15, 2022
MTS PJSC	Adygeya Republic	149164	March 15, 2022
MTS PJSC	Ingushetia Republic	149160	March 15, 2022
MTS PJSC	Kaliningrad region	149146	March 15, 2022
MTS PJSC	Karelia Republic	149167	March 15, 2022
MTS PJSC	Penza region	149155	March 15, 2022
MTS PJSC	Severnaya Osetia Alania Republic	149149	March 15, 2022
MTS PJSC	Khabarovsk Territory	149170	March 15, 2022
MTS PJSC	Chuvashia Republic	149186	March 15, 2022
MTS PJSC	Khanty Mansiysk Autonomous region, Sverdlovsk region	159595	March 25, 2023
MTS PJSC	Nenetsk Autonomous region	159593	March 25, 2023
MTS PJSC	Tatarstan Republic	159598	March 25, 2023
MTS PJSC	Ryazan region, Vladimir region	159594	March 25, 2023
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region	159596	March 25, 2023
MGTS PJSC	Moscow	135506	February 16, 2021
MTS PJSC	Magadan region	149188	March 15, 2022
MTS PJSC	Chelyabinsk region	149166	March 15, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Kurgan region	149169	March 15, 2022
MTS PJSC	Moscow	150061	March 30, 2022
MTS PJSC	Kaluga region	134512	October 26, 2020
MTS PJSC	Moscow region	134508	October 26, 2020
MTS PJSC	Ivanovo region	134510	October 31, 2020
MTS PJSC	Rostov region	137565	February 16, 2021
MTS PJSC	Irkutsk region, Primorsky Territory, Sakhalin region	135029	December 12, 2020
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	130985	July 28, 2020
MGTS PJSC	Moscow region	146656	January 26, 2022
MTS PJSC	Astrakhan region	122731	December 18, 2019
MTS PJSC	Krasnodar territory	153738	August 31, 2022
MTS PJSC	Perm region	158898	February 27, 2023
MTS PJSC	Russian Federation	101245	July 25, 2022
MTS PJSC	Tambov region	122730	December 18, 2019
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135966	December 1, 2020
MTS PJSC	St. Petersburg	124994	January 28, 2020
MTS PJSC	Udmurt Republic	158897	February 27, 2023
MTS PJSC	Samara region	123560	December 31, 2019
MTS PJSC	Tver region	122267	November 24, 2019
Mobile Radio Services
MTS PJSC	Orenburg region	145058	October 2, 2021
MTS PJSC	YamaloNenetsk Autonomous region	135964	December 15, 2020
MTS PJSC	Khanty Mansiysk Autonomous region	138956	December 15, 2020
MGTS PJSC	Moscow, Moscow Region	154857	May 16, 2022
Telecommunications Services for Cablecasting
MTS PJSC	Russian Federation	122268	November 24, 2019
MGTS PJSC	Moscow	137356	January 27, 2021
MGTS PJSC	Moscow region	161531	June 18, 2023
OJSC Teleservice	Voronezh region	138177	March 15, 2021

Licensee	License Region(s)	License number	Expiry Date
Telecommunications Services for Broadcasting
Sputnikovoe TV	the Adygeya Republic, the Altai Republic, the Bashkortostan Republic, the Buryatiya Republic, the Dagestan Republic, the Ingushetia Republic, the KabardinoBalkar Republic, the Kalmykia Republic, the KarachaevoCherkesia Republic, the Karelia Republic, the Komi Republic, the Mari El Republic, the Mordovia Republic, the Sakha Republic (Yakutia), the Severnaya Osetia Alania Republic, the Tatarstan Republic, the Tuva Republic, the Udmurt Republic, the Khakassia Republic, the Chechen Republic, the Chuvashia Republic, the Altai region, the Zabaykalsky Territory, the Krasnodar region, the Krasnoyarsk region, the Perm region, the Primorsky Territory, the Stavropol Territory, the Khabarovsk Territory, the Amur region, the Arkhangelsk region, the Astrakhan region, the Belgorod region, the Bryansk region, the Vladimir region, the Volgograd region, the Vologda region, the Voronezh region, the Ivanovo region, the Irkutsk region, the Kaliningrad region, the Kaluga region, the Kemerovo region, the Kirov region, the Kostroma region, the Kurgan region, the Kursk region, the Leningrad region, the Lipetsk region, the Moscow region, the Nizhny Novgorod region, the Novgorod region, the Novosibirsk region, the Omsk region, the Orenburg region, the Orel region, the Penza region, the Pskov region, the Rostov region, the Ryazan region, the Samara region, the Saratov region, the Sakhalin region, the Sverdlovsk region, the Smolensk region, the Tambov region, the Tver region, the Tomsk region, the Tula region, the Tyumen region, the Ulyanovsk region, the Chelyabinsk region, the Yaroslavl region, Moscow, St Petersburg, Sevastopol, the Jewish Autonomous region, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region	123687	October 1, 2019
Cable Radio (communication services for the purpose of wire broadcasting)
MTS PJSC	Chelyabinsk region	137711	November 20, 2020
MTS PJSC	Kirov region	149715	November 16, 2021
MTS PJSC	Krasnodar region	169190	October 4, 2023
MTS PJSC	Nizhny Novgorod region	153995	October 1, 2019

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Novosibirsk region	171678	January 29, 2024
MTS PJSC	Penza region	159702	October 31, 2022
MTS PJSC	Perm region	129415	April 22, 2020
MTS PJSC	Rostov region	152165	February 8, 2022
MTS PJSC	Ryazan region	162597	February 19, 2023
MTS PJSC	Saratov region	168309	September 3, 2023
MTS PJSC	Sverdlovsk region	138953	May 23, 2019
MTS PJSC	Volgograd region	156543	July 5, 2022
MTS PJSC	Vologda region	172369	February 26, 2024

        All licenses with expiry date before the date of 20F issuance were renewed

C.    Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2018.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
RTC	Consolidated	100.0%	Russia
Vodafone Ukraine	Consolidated	100.0%	Ukraine
MTS Turkmenistan	Consolidated	100.0%	Turkmenistan
Sibintertelecom	Consolidated	100.0%	Russia
NVision Group	Consolidated	100.0%	Russia
Sitronics Telecom Solutions	Consolidated	100.0%	Russia
NVision Czech Republic	Consolidated	100.0%	Czech Republic
Sputnikovoe TV	Consolidated	100.0%	Russia
Stream LLC	Consolidated	100.0%	Russia
Dega Retail Holding Limited	Consolidated	100.0%	British Virgin Islands
Stream Digital LLC(1)	Consolidated	100.0%	Russia
MTS Energo	Consolidated	100.0%	Russia
Praliss Enterprises Limited	Consolidated	100.0%	Cyprus
LLC "MTDZK" (Ticketland)	Consolidated	100.0%	Russia
Kulturnaya Sluzhba LLC (Ponominalu)	Consolidated	100.0%	Russia
IT Grad LLC	Consolidated	100.0%	Russia
Metro-Telecom	Consolidated	95.0%	Russia
MGTS Group	Consolidated	94.7%	Russia
MTS Armenia	Consolidated	80.0%	Armenia
Kulturnaya Sluzhba LLC (Ponominalu)	Consolidated	78.2%	Russia
Navigation Information Systems Group	Consolidated	77.7%	Russia
MTS Bank	Consolidated	55.4%	Russia
Oblachny Retail LLC	Consolidated	50.8%	Russia
MTS International Funding DAC(2) ("MTS International")	Consolidated	SE	Ireland
MTS Belarus	Equity	49.0%	Belarus
Sistema Capital	Equity	30.0%	Russia
Zifrovoe TV	Equity	20.0%	Russia
OZON Holdings Limited	Equity	18.7%	Cyprus
YOUDO Web Technologies	Equity	13.7%	Cyprus

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

D.    Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2, 13/ 14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4À, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 1 and 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street, 6 Vtoroy Vyazovskiy Proezd Building 1-3, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, Panfilovskiy prospect Zelenograd Bldg 1101À, 24/2 Malaya Dmitrovka Street, 5/9 Malaya Dmitrovka Street, 58/1 Ryazanskiy prospect, 60 Varshavskoe shosse, 27 Smolenskaya-Sennaya square Bldg 2, 27 Smolenskaya-Sennaya square Bldg 3, 6 Ostrovitjanova Street, 2 Mozhayskoe shosse, 51 Second Line of Khoroshevsky Serebryany Bor Bldg.1-3, 24 Central prospect of Khoroshevsky Serebryany Bor, 24 Central prospect, 18 Andropov prospect Bldg. 8-9, premises in Moscow region in village Valishevo,2 Bldg 2, 2G, 2B which we use for administration, sales and other service centers as well as the operations of mobile switching centers.

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

A.    Operating Results

Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice, data telecommunications and digital services, including transmission, broadband, pay-TV, various value-added services as well as financial and integratrion services and selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia in terms of mobile subscribers. We are also the largest operator in Armenia and the second largest in Ukraine in terms of mobile subscribers, according to our estimates. As of December 31, 2018, we had a mobile subscriber base of approximately 99.8 million.

        Our revenues for the year ended December 31, 2018 grew by 8.4% compared to 2017 and totaled to RUB 480,293 million. In 2018 we increased our ownership share in MTS Bank to 55.4% and obtained control over the entity. The effect of MTS Bank consolidation on the Group revenue for the financial year 2018 amounted to RUB 9,336 million. Without the effect of MTS Bank, the Group's revenue increased by 6.3% to RUB 470,956 million mainly due to strong performance in core Russian market as well as continued positive trends in data consumption and digital service adoption across all the regions of operations. Our operating income for the year ended December 31, 2018 totaled to RUB 116,185 million, an increase of 20.8% in comparison with prior year was mainly due to effects from implementation of IFRS 15 and IFRS 16 as well as MTS Bank consolidation. On a like-for-like basis and without the effect of MTS Bank, the Group's operating profit increased by 11.5% compared to 2017 and totaled to RUB 107,153 million. Main positive effects relate to strong service revenue in Russia, higher income from sale of our fixed assets as well as lower impairment of our non-current assets. Our profit for the year ended December 31, 2018 declined to RUB 7,832 million mainly due to provision for fines and penalties relating to previously disclosed investigation of the Group's former subsidiary in Uzbekistan.

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

        Our cash outlays for capital expenditures for the years ended December 31, 2018, 2017 and 2016 were RUB 99,568 million, RUB 76,431 million and RUB 86,149 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2018, 2017 and 2016 was RUB 154,390 million, RUB 144,640 million and RUB 130,565 million, respectively.

        Our borrowings consist of notes and bank loans. Our notes comprise of U.S. dollar and ruble denominated notes. As of December 31, 2018 and December 31, 2017 U.S. dollar denominated notes totaled to RUB 52.0 billion and RUB 43.8 billion, and ruble denominated notes amounted to RUB 65.4 billion and RUB 65.0 billion, respectively. Our bank loans consist of U.S. dollar and ruble-denominated borrowings totaling approximately RUB 250.8 billion as of December 31, 2018 and RUB 182.9 billion as of December 31, 2017.

        We repaid approximately RUB 48.1 and RUB 44.3 billion of indebtedness in 2018 and 2017, respectively. As of December 31, 2018, the total amount available to us under our credit facilities amounted to RUB 21.0 billion. We had total indebtedness of approximately RUB 368.1 billion as of December 31, 2018, excluding lease obligations, compared to approximately RUB 291.7 billion as of December 31, 2017.

        Our total finance costs for the years ended December 31, 2018, 2017 and 2016 were RUB 38,165 million, RUB 26,064 million and RUB 27,136 million, net of amounts of interest capitalized, respectively. See Note 24 to our audited consolidated financial statements for a description of our indebtedness.

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

Segments

        Management (chief operating decision maker) analyzes and reviews results of the Company's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. The Group's management evaluates the segments' performance based on revenue and operating profit, excluding depreciation and amortization. Management does not analyze assets or liabilities by reportable segments.

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

        MTS Bank:    represents the results of banking services rendered to customers across multiple regions of Russia.

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, System Integrator, Satellite TV, Navigation Information Systems, Metro-

Telecom, Stream LLC, NVision Czech Republic, Litebox, eSports, MTS Energo, IT Grad,Belarus and headquarters.

        In 2017, management started to internally assess Russia convergent and NVision Czech Republic, Stream LLC, Navigation Information Systems and Metro-Telecom separately in order to monitor the results and make funding decisions on this basis, and thus has presented them separately. Related financial information was, retrospectively, restated.

        Total revenues of our segments for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Year Ended December 31,
	2018	2017	2016
	(in millions of Russian rubles)
Total revenues
Russia convergent	393,096	370,982	359,905
Moscow fixed line	38,846	39,033	39,667
Ukraine	29,717	26,103	29,187
MTS Bank	11,851	—	—
Other	31,748	30,508	33,237
Eliminations(1)	(24,965)	(23,715)	(26,304)

Total revenues as reported	480,293	442,911	435,692

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2018	2017	2016
	(in millions)
Subscribers(1)
Russia	78.0	78.3	80.0
Ukraine	19.7	20.8	20.9
Turkmenistan	—	—	1.7
Armenia	2.1	2.1	2.1
Total consolidated	99.8	101.2	104.7

MTS Belarus (unconsolidated)	5.5	5.2	5.2

(1)
We define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

        We had approximately 78.0 million subscribers in Russia as of December 31, 2018, and a leading 31% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 179%. We had approximately 19.7 million subscribers in Ukraine as of December 31, 2018and, according to our estimates, a 37% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2018, we had approximately 2.1 million subscribers in Armenia, representing 57% market share, according to our estimates. From September 29, 2017 MTS stopped providing communication services in Turkmenistan due to the actions of the state-owned telecommunication company Turkmentelekom, which resulted in disconnection of international and long-distance zonal communication services and internet access.

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

  •
  integration services, including the resale of software products; and

  •
  banking services.

        Our mobile tariffs in Russia and Ukraine are not regulated by any organization or governmental authority. The interconnect fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia, but are regulated in Ukraine. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Changes in the governmental regulation of SMP operators in Ukraine could adversely affect our results of operations," "—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations" and "—If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

        Certain of our fixed service tariffs are regulated, including tariffs charged by Moscow incumbent operator MGTS for installation fees, monthly subscription fees and local call charges, as well as interconnect and traffic transit tariffs. The interconnect tariffs charged by us are also regulated by the Federal Agency on Communications.

Service revenues

        Subscription, voice and data revenues primarily include monthly fees paid by our users of tariff plans which contain fixed volume of services such as minutes of usage, sms, internet traffic and other services. The over-the-limit consumption of services are charged to our subscribers depending on a tariff plan. Subscription, voice and data revenues as a percentage of our total revenues were 53.1% in

2018, 56.3% in 2017 and 56.2% in 2016. We expect subscription, voice and data revenues as a percentage of our total operating revenue to remain stable in 2019.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, remained stable and comprised 10.9% in 2018, 11.0% and 11.4% of our total revenues in 2017 and 2016, respectively. We expect it to remain stable in 2019.

        Roaming fees for our own subscribers include amounts charged to our subscribers while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 4.5% in 2018, 5.3% in 2017 and 5.6% in 2016. We expect that our roaming fees will decrease slightly as a percentage of our total operating revenue, due to individually insignificant changes in the types of revenue.

        Fixed service revenues which consist primarily of fixed line telephony services, broadband internet and pay-TV services, comprised 11.7%, 12.7% and 13.0% of our total revenues in 2018, 2017 and 2016, respectively. In absolute terms, we expect an increase in the number of internet and TV users to stimulate further growth of fixed service revenues due to consequent improvement in quality and uptake of services provided.

        Banking service revenues which consist primarily of lending services, business funding options, deposit products, cash settlement services, trade finance, foreign currency control, bank cards, payroll projects, merchant acquiring and investment services provided by MTS Bank, comprised 2.5% of our total revenues in 2018. We expect banking service revenues to increase as a percentage of our total operating revenue due to strengthening of MTS Bank's position in the retail segment, as a result of designing of and offering suitable and attractive financial services to our customers.

        Other sources of revenue comprised less than 5% of our service revenues.

Sales of Goods

        Sales of goods primary consist of the sale of handsets and accessories and sales of software products and as a percentage of total revenue comprised 13.3% in 2018, 11.8% in 2017 and 11.3% in 2016. The increase in 2018 as compared to 2017 is attributable to increase in sales of goods as a percentage of operating revenue. We expect that sales of goods will remain stable as a percentage of total revenue, as smartphones and devices sales support the usage of our voice and data tariff plans. We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for some of our contract subscribers as well as modems for GSM and CDMA users. See "—Cost of goods" below.

Cost of Services

        Interconnect and line rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 10.1% in 2018, 10.6% in 2017 and 11.1% in 2016. Line rental charges as a percentage of our total revenues represented 0.3% in 2018, 1.6% in 2017 and 1.7% in 2016. The decrease is attributable to implementation of IFRS 16 which allowed us to capitalize line rental expenses.

        We expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will slightly increase. Primarily, this increase will likely be attributable to the growth in the volume of traffic resulting from our efforts to encourage greater usage through the introduction of new services, which may be supported by marketing campaigns.

        We expect line rental costs to increase due to termination of a number of line rental contracts in 2019 the terms of which satisfied the provisions of IFRS 16 to be classified as a "lease."

        Roaming expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 2.2% in 2018, 2.5% in 2017 and 3.6% in 2016. The decrease of roaming expenses as a percentage of our total revenues was largely due to the impact of cost optimisation.

        Cost of banking services.    Cost of banking services consists primarily of interests on loans received from banks and other financial institutions and commission fees. Cost of banking services as a percentage of our total revenues represented 1.2% in 2018.

  Other direct costs.

        Our other direct costs primary consist of:

  •
  production staff's salary, bonuses and social contributions;

  •
  network repair and maintenance;

  •
  electricity charges; and

  •
  payments for radio frequencies usage.

        Our other direct costs remained relatively stable as a percentage of our total revenues and represented 3.9% in 2018, 3.8% in 2017 and 3.7% in 2016. Other direct costs as a percentage of revenue are expected to increase over time as a result of inflation.

Cost of goods

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, the cost of SIM cards provided to our customers, the cost of software products sold and inventory obsolescence provision. Cost of handsets, accessories sold and SIM cards provided to customers as a percentage of our total revenues represented 11.5% in 2018, 9.3% in 2017 and 9.4% in 2016. The increase in 2018 is attributable to a strategy to win over additional market share in selling handsets and accessories.The increase in 2017 was not significant.

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

        In 2018, 2017 and 2016, selling expenses comprised 9.4%, 12.0% and 12.3% of our total revenue, respectively. The decrease of 2.6% in 2018 in comparison with the prior year related to capitalization of dealer commissions and rent expenses for our retail stores as a result of IFRS 15 and IFRS 16 implementation. The slight decrease of selling expense in 2017 compared to 2016 was mainly due to advertising and marketing cost optimization.

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

        General and administrative expenses as a percentage of our total revenues represented 9.0% in 2018, 9.4% in 2017 and 9.3% in 2016. A 0.1% decrease in general and administrative expenses in the financial year 2018 compared to 2017 related to capitalization of rental expenses as a result of IFRS 16 implementation. In 2017 the increase of general and administrative expenses compared to 2016 was mainly attributable to the growth of bank commissions paid to support our sales on credit. General and administrative expenses as a percentage of revenue are expected to increase over time as a result of inflation.

Sundry Operating Income/Expenses

        Our sundry operating income/expenses include:

  •
  operating share of associates' profit;

  •
  impairment of financial assets;

  •
  impairment for goodwill and long-lived assets; and

  •
  other operating expenses such as gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

        Sundry operating income / expenses as a percentage of our total revenues represented (0.2%), 0.5% and (0.8)% as of December 31, 2018, 2017 and 2016, respectively. In the financial year 2018 the Group recorded other operating income in amount of RUB 897 million, which was mainly attributable to gain from sale or other disposal of our fixed assets. In 2017 sundry operating expense amounted to RUB 2,311 million against operating income of RUB 3,337 in 2016. In 2017 operating expenses included impairment of non-current assets in Turkmenistan and Czech Republic in the amount of 3,204 million and RUB 571 million, respectively.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues increased to 21.8% for the year ended December 31, 2018 as compared to 18.0% of our total revenues for the year ended December 31, 2017. The increase was attributable mostly to the effect of new IFRS standards. On the like-for-like basis depreciation comprised 17% of revenue for the year ended December 31, 2018. The decrease was mostly attributable to significant revenue growth. Our expense for depreciation of property, network equipment and amortization of intangible assets comprised 18.7% of our total revenues for the year ended December 31, 2016.

        We expect our expense for depreciation of property, network equipment and amortization of intangible assets to remain relatively stable in 2019.

Finance costs

        Our finance costs for 2018 increased by RUB 12,101 million or 46.43% compared to 2017 and amounted to RUB 38,165 million. The increase was primarily attributable to the implementation of new standards: IFRS 16 "Leases," IFRS9 "Financial Instruments" starting from January 1, 2018. Net of this effect, our finance costs for the financial year ended December 31, 2018 increased by RUB 2,021 million as a result of increased indebtedness. Our finance costs for 2017 decreased by RUB 1,072 million or 3.95% compared to 2016 and amounted to RUB 26,064 million. In 2016 we incurred additional interest expense in the amount of RUB 3,044 million related to early redemption of Eurobonds due 2020. Net of this effect, our finance costs for the financial year ended December 31, 2017 increased by RUB 1,972 million as a result of increased indebtedness.

        We expect our finance costs to increase in 2019.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of expenses incurred in such operations with certain exceptions.

        The statutory income tax rate in Russia is 20%. The statutory income tax rate in Ukraine is 18%. The effective tax rate applicable to our consolidated group in the year ended December 31, 2018, 2017 and 2016 was 20.2%, 25.1% and 22.4%, respectively. The effective tax rate differs from the statutory rate mainly as a result of items not liable for tax purposes, earnings distribution from subsidiaries, prior period tax effects and effect of the change in fair value of derivative financial instruments.

Certain Factors Affecting our Financial Position and Results of Operations

Currency fluctuations

        A majority of our capital expenditure and a part of our liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar or euro. A significant part of our financial liabilities, denominated in U.S. dollars, excluding trade accounts payables, is hedged through financial instruments with various banks. We conduct operations within the Russian Federation, Ukraine, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuate significantly against the U.S. dollar and euro. As a result of the fluctuations we may incur significant currency exchange gains/losses which may adversely affect our net income.

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by the following rates of inflation:

Year	Inflation rate
2011	6.1%
2012	6.6%
2013	6.5%
2014	11.4%
2015	12.9%
2016	5.4%
2017	2.5%
2018	4.3%

Source: Federal State Statistics Service.

        The Ukrainian economy has been characterized by high rates of inflation:

Year	Inflation/(deflation) rate
2011	8.0%
2012	(0.2)%
2013	(0.3)%
2014	12.1%
2015	48.7%
2016	13.9%
2017	14.4%
2018	10.9%

Source: State Statistics Committee of Ukraine.

        Inflation rate in Armenia in 2018 was estimated at 2.5%.

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

        Below is a list of our major acquisitions during 2018-2016.

Company	Type	Date of acquisition	Stake acquired	Purchase price
2018
Kulturnaya Sluzhba ("Ponominalu.ru")	Ticket distribution	January 2018	78.2%	321
Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass ("Ticketland.ru")	Ticket distribution	February 2018	100%	3,190
MTS Bank	Banking services	July 2018	28.6%*	8,273
Progressivniye Technologii	Fixed-line services	August 2018	100%	395
Dekart	Administrative properties	October 2018	100%	5,242	**
Serebryaniy Bor	Administrative properties	December 2018	100%	1,711
IT-Grad	Cloud services	December 2018	100%	2,422

				21,554

2017
Bashkortostan Cellular Communication	Regional mobile operator	July 2017	100%	292
Oblachny Retail	Retail software developer	October 2017	50.82%	590
Praliss Enterprises	eSport	December 2017	100%	313

				1,195

2016
Smarts-Yoshkar-Ola	Regional mobile operator	September 2016	100%	13

				13

*
Acquisition of 28.6% in MTS Bank in addition to the previously held stake of 26.6% allowed us to obtain control over the entity.

**
This amount includes VAT

Results of Operations

        Our management identified the following reportable segments: Russia convergent, Moscow fixed line, Ukraine and MTS Bank. See "—Segments."

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2018	2017	2016
Total revenues
Russia convergent	393,096	370,982	359,905
Moscow fixed line	38,846	39,033	39,667
Ukraine	29,717	26,103	29,187
MTS Bank	11,851
Other	31,748	30,508	33,237
Eliminations(1)	(24,965)	(23,715)	(26,304)

Total revenues as reported	480,293	442,911	435,692

Costs of services, excluding depreciation and amortization shown separately below, and cost of goods
Russia convergent	143,512	144,230	149,687
Moscow fixed line	11,754	13,799	12,985
Ukraine	9,182	9,654	13,297
MTS Bank	5,973
Other	25,081	22,565	23,238
Eliminations(1)	(19,232)	(20,846)	(23,475)

Cost of services and cost of goods as reported	176,270	169,402	175,732

Sundry operating expenses(2)
Russia convergent	1,422	3,300	1,602
Moscow fixed line	(2,961)	(1,772)	(2,106)
Ukraine	(147)	53	(33)
MTS Bank	397
Other	(3,497)	594	(2,972)
Eliminations(1)	90	136	172

Sundry operating expenses as reported	(4,696)	2,311	(3,337)

Selling, general and administrative expenses
Russia convergent	59,409	69,690	67,046
Moscow fixed line	6,491	7,563	7,038
Ukraine	4,678	5,031	6,019
MTS Bank	3,643
Other	16,638	14,742	15,776
Eliminations(1)	(2,913)	(1,840)	(1,833)

Selling, general and administrative expenses as reported	87,946	95,186	94,046

Depreciation and amortization expenses
Russia convergent	82,457	59,942	60,087
Moscow fixed line	10,867	10,642	10,900
Ukraine	9,346	6,106	6,304
MTS Bank	547
Other	3,662	3,530	4,420
Eliminations(1)	(2,291)	(308)	(129)

Depreciation and amortization expenses as reported	104,588	79,912	81,582

Operating profit
Russia convergent	106,296	93,821	81,484
Moscow fixed line	12,695	8,801	10,850
Ukraine	6,658	5,258	3,599
MTS Bank	1,291
Other	(10,136)	(10,923)	(7,225)
Eliminations(1)	(619)	(857)	(1,039)

Operating profit as reported	116,185	96,100	87,669

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

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

Revenues and cost of services and cost of goods

        Consolidated revenues for the year ended December 31, 2018, increased by RUB 37,382 million, or 8.4%, to RUB 480,293 million from RUB 442,911 million for the year ended December 31, 2017. The principal reason for the growth was the acquisition of MTS Bank which added RUB 11,534 million to our consolidated revenues, the large increase in the usage of voice and data tariffs by our subscribers (by RUB 4,788 million), which was mainly attributable to the increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The growth was also attributable to an increase in interconnect revenue by RUB 3,671 million due to increase in the volume of traffic. The increase of our consolidated revenues for the year ended December 31, 2018 was also supported by the growth in revenues from sales of handsets and accessories by RUB 13,961 million and by the increase of revenues from sales of software products by RUB 3,292 million. The increase in sales of handsets and accessories by RUB 13,961 million resulted from active marketing initiatives and smartphones' penetration. The increase in sales of software products by RUB 3,292 million was attributable to the agreements with newly acquired customers.

        The decrease of our revenues from roaming fees of own subscribers by RUB 1,997 million in the year ended December 31, 2018 due to the cancellation of the fees for incoming calls within the MTS network.

        Consolidated cost of services and cost of goods for the year ended December 31, 2018 increased by RUB 6,868 million and amounted to RUB 176,270 million as compared to RUB 169,402 million for the year ended December 31, 2017 and comprised 36.7% and 38.2% as a percentage of consolidated revenues for the year ended December 31, 2018 and 2017, respectively. The increase in consolidated cost of services and cost of goods is attributable to the growth of cost of goods by RUB 18,246 million caused by the increase in sales of handsets and accessories and software products. The acquisition of MTS Bank added RUB 4,642 million to our consolidated cost of services and cost of goods for the year ended December 31, 2018. The increase in the consolidated cost of services and cost of goods for the year ended December 31, 2018 was also supported by the growth in interconnect expenses by RUB 1,691 million due to increase in the volume of traffic. The increase was partly offset by the decrease in cost of services attributable to the implementation of IFRS 16 which allowed us to capitalize RUB 17,045 million rent expenses.

        Russia convergent revenues for the year ended December 31, 2018, increased by 6.0% to RUB 393,036 million from RUB 370,982 million for the year ended December 31, 2017. The increase in Russia convergent revenues in the year ended December 31, 2018, was primarily due to the growth of revenues from sales of handsets and accessories by RUB 13,419 million, revenues from voice and data tariffs by RUB 4,468 million, revenues from handsets customization and commissions by RUB 3,110 million and interconnect revenues by RUB 2,350 million. Revenue from voice and data tariffs increased due to active promotion of such tariffs, significant volume of Internet traffic included and the constant quality improvement of services provided. Revenues from sales of handsets and accessories increased to RUB 59,668 million in the year ended December 31, 2018 from RUB 46,249 million in the year ended December 31, 2017 as a result of active marketing initiatives and continued expansion of our retail operations. The increase in revenues from handsets customization and commissions by RUB 3,110 million was supported by the growth in handsets sales. Increase in interconnect revenues by RUB 2,350 million was driven by the growth in volume of incoming traffic.

        Russia convergent cost of services and cost of goods for the year ended December 31, 2018, decreased slightly by 0.5% to RUB 143,512 million from RUB 144,230 million for the year ended December 31, 2017. The decline in Russia convergent cost of services and cost of goods is attributable to the decrease in rent expenses by RUB 10,918 million and line rental expenses by RUB 4,679 million. This was caused by the implementation of IFRS 16. The decline was offset by the increase of cost of goods by RUB 14,010 million caused by the growth in sales of handsets and accessories and software products. The decrease in the Russia convergent cost of services and cost of goods for the year ended December 31, 2018 was also offset by the growth in interconnect expenses by RUB 1,873 million due to increase in the volume of traffic.

        Moscow fixed line revenues for the year ended December 31, 2018, slightly decreased and amounted to RUB 38,846 million as compared to RUB 39,033 million for the year ended December 31, 2017. The principal reason for the decline was a decrease in number of users of fixed line voice services.

        Moscow fixed line cost of services and cost of goods for the year ended December 31, 2018, decreased by 14.8% to RUB 11,754 million from RUB 13,799 million for the year ended December 31, 2017. The decline in Moscow fixed line cost of services and cost of goods is attributable to the implementation of IFRS 16.

        Ukraine revenues increased by 13.8% to RUB 29,717 million in the year ended December 31, 2018, from RUB 26,103 million in the year ended December 31, 2017, primarily due to the increase in tariffs and consumption of services.

        Ukraine cost of services and cost of goods decreased by 4.9% to RUB 9,182 million in the year ended December 31, 2018, from RUB 9,654 million in the year ended December 31, 2017. The decline in Ukraine cost of services and cost of goods is attribulable to the implementation of IFRS 16.

        MTS Bank revenues amounted to RUB 11,851 million for the period from the date of MTS Bank's consolidation to December 31, 2018. Banking service revenues as a percentage of our total revenues represented 2.5% in 2018.

        MTS Bank cost of services amounted to RUB 5,973 million for the period from the date of MTS Bank consolidation to December 31, 2018. Cost of banking services as a percentage of our total revenues represented 3.4% in 2018.

        Other countries and business activities revenues for the year ended December 31, 2018, increased by RUB 1,240 million to RUB 31,748 million from RUB 30,508 million for the year ended December 31, 2017 due to the depreciation of national currencies against Russian ruble.

        Other countries and business activities cost of goods for the year ended December 31, 2018, increased to RUB 25,081 million from RUB 22,565 million for the year ended December 31, 2017 due to the depreciation of national currencies against Russian ruble.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2018, decreased by RUB 7,007 million. We generated income of RUB 4,696 million and expense of RUB 2,311 million for the year ended December 31, 2018 and 2017, respectively. These amounts comprised (1.0)% and 0.5% as a percentage of consolidated revenue for the year ended December 31, 2018 and 2017, respectively. The primary reason for the change year-over-year was due to the long-lived assets impairment in Turkmenistan and NVision Czech Republic in the amount of RUB 3,775 million for the year ended December 31, 2017.

        Russia convergent sundry operating expenses for the year ended December 31, 2018, decreased by 56.9% or RUB 1,878 million to RUB 1,422 million from RUB 3,300 million for the year ended December 31, 2017 and comprised 0.4% and 0.9% of Russia convergent revenues for the year ended

December 31, 2018 and 2017, respectively. The decline is attributable to the growth of income in the amount of RUB 636 million in connection with acquisition of the companies "Praliss," "Ticketland," "Ponominalu" and MTS Bank.

        Moscow fixed line sundry operating income for the year ended December 31, 2018, increased by RUB 1,189 million to RUB 2,961 million from RUB 1,772 million for the year ended December 31, 2017. Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues increased to 7.6% for the year ended December 31, 2018, from 4.5% for the year ended December 31, 2017. The principal reason for the increase was growth of income in connection with the sale of fixed assets.

        Ukraine sundry operating income for the year ended December 31, 2018, increased by RUB 200 million to income of RUB 147 million from expense of RUB 53 million for the year ended December 31, 2017. Ukraine sundry operating income as a percentage of Ukraine revenues comprised 0.5% for the year ended December 31, 2018 and (0.2)% for the year ended December 31, 2017. The increase is mainly attributable to provision for fines and penalties concerning affairs with the Antimonopoly Committee of Ukraine for the year ended December 31, 2017.

        MTS Bank sundry operating expenses amounted to RUB 397 million for the period from the date of MTS Bank consolidation to December 31, 2018. Sundry operating expenses as a percentage of banking service revenues represented 3.3% in 2018.

        Other countries and business activities sundry operating income for the year ended December 31, 2018, increased by RUB 4,091 million. We recognized income of RUB 3,497 million for the year ended December 31, 2018 as compared to the loss of RUB 594 million for the year ended December 31, 2017. The income recognized is attributable to impairment of long-lived assets in Turkmenistan and NVision Czech Republic in the amount of RUB 3,775 million for the year ended December 31, 2017.

Selling, general and administrative expenses

        Consolidated selling, general and administrative expenses for the year ended December 31, 2018, decreased by RUB 7,240 million and amounted to RUB 87,946 million as compared to RUB 95,186 million for the year ended December 31, 2017 and comprised 18.3% and 21.5% as a percentage of consolidated revenues for the year ended December 31, 2018 and 2017, respectively.

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2018 decreased by RUB 10,279 million to RUB 59,411 million, or 14.7% of Russia convergent revenue, from RUB 69,690 million, or 18.8% of Russia convergent revenue, for the year ended December 31, 2017. Sales and marketing expenses decreased by RUB 7,968 million mainly due to decrease in dealer commissions by RUB 2,548 million as a result of the adoption of IFRS 15 "Revenue from contracts with customers" from January 1, 2018 and decrease in utilities and maintenance expenses by RUB 6,424 million due to adoption of IFRS 16 "Leases" from January 1, 2018. General and administrative expenses decreased by RUB 1,371 million mainly due to decrease in rental expenses due to adoption of IFRS 16 "Leases" from January 1, 2018.

        Moscow fixed line selling, general and administrative expenses for the year ended December 31, 2018, decreased by RUB 1,072 million, to RUB 6,491 million, or 16.7% of Moscow fixed line revenue, from RUB 7,563 million, or 19.4% of Moscow fixed line revenue, for the year ended December 31, 2017. Taxes other than income tax as a percentage of Moscow fixed line revenues decreased to 1.3% for the year ended December 31, 2018 compared to 2.3% for the year ended December 31, 2017. Taxes decreased due to decrease of property tax as a result reconciliation with tax authorities. Salary expenses—general and administrative decreased by RUB 413 million and amounted to 5.5% of Moscow fixed line revenues for the year ended December 31, 2018 compared to 6.5% of Moscow fixed line revenues for the year ended December 31, 2017 mainly due to cessation of retirement program and additional remuneration schemes. Dealer commissions as a percentage of Moscow fixed line revenues decreased to 0.3% for the year ended December 31, 2018 compared to 0.7% for the year ended December 31, 2017 as a result of the adoption of IFRS 15 "Revenue from contracts with customers" from January 1, 2018.

        Ukraine selling, general and administrative expenses for the year ended December 31, 2018, decreased by RUB 354 million and amounted to RUB 4,678 million as compared to RUB 5,032 million for the year ended December 31, 2017 and comprised 15.7% and 19.3% as a percentage of Ukraine revenues for the year ended December 31, 2018 and 2017, respectively. Dealer commissions as a percentage of Ukraine revenues decreased to 2.1% for the year ended December 31, 2018 compared to 3.5% for the year ended December 31, 2017 mainly as a result of the adoption of IFRS "Revenue from contracts with customers."

        MTS Bank selling, general and administrative expenses amounted to RUB 3,643 million for the period from the date of MTS Bank's consolidation to December 31, 2018. Selling, general and administrative expenses as a percentage of banking service revenues represented 30.7% in 2018.

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2018, increased by 12.9% to RUB 16,637 million from RUB 14,742 million for the year ended December 31, 2017. Other countries and business activities selling, general and administrative expenses mainly increased by 8.1% due to expenses of newly acquired companies and by 2.8% due to promotional expenses on Satellite TV.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs and other intangible assets for the year ended December 31, 2018, increased by 30.9% to RUB 104,588 million from RUB 79,912 million for the year ended December 31, 2017 mainly due to adoption of IFRS 16 and IFRS 15. Excluding the effect of adoption of new standards on a like-for-like basis depreciation and amortization expense slightly increased by 2.6% mostly due to acquisitions of new assets during 2018.

        Russia convergent depreciation and amortization for the year ended December 31, 2018, increased by 37.6% to RUB 82,457 million from RUB 59,942 million for the year ended December 31, 2017 mainly due to adoption of IFRS 16 and IFRS 15. On a like-for-like basis depreciation and amortization expense increased by 2.5% mainly due to additions of intangible assets.

        Moscow fixed line depreciation and amortization for the year ended December 31, 2018 increased by 2.1% and amounted to RUB 10,867 million as compared to RUB 10,642 million for the year ended December 31, 2017 Adoption of IFRS 16 and IFRS 15 increased depreciation expense for 10.5%, but overall reduction of property and equipment during 2018 driven to decrease of 7.6%.

        Ukraine depreciation and amortization for the year ended December 31, 2018, increased by 53.1% to RUB 9,346 million from RUB 6,106 million for the year ended December 31, 2017. The increase is mainly attributable to adoption of IFRS 16 and IFRS 15 and additions of property, equipment and intangible assets.

        MTS Bank depreciation and amortization amounted to RUB 547 million for the period from the date of MTS Bank's consolidation to December 31, 2018.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2018, increased by 3.7% to RUB 3,662 million from RUB 3,530 million for the year ended December 31, 2017. The increase of 13.5% is attributable to adoption of IFRS 16 and IFRS 15, increase of 4.4% occurred due to large modernization of network base stations in Armenia, whereas the most part of the growth (16.8%) was levelled due to termination of operations in Turkmenistan.

Operating profit

        Consolidated operating profit grew by RUB 20,085 million to RUB 116,185 million in the year December 31, 2018 from RUB 96,100 million in the year ended December 31, 2017. The effect of new IFRS standards implementation on operating profit for the financial year 2018 amounted to RUB 7,428 million. Acquisition of controlling stake and following consolidation of MTS Bank increased the operating profit by another RUB 1,291 million. The remaining increase was mainly attributable to strong performance of our Russia convergent segment, higher income from sale of our fixed assets as well as lower impairment of our non-current assets.

        Russia convergent operating profit for the year ended December 31, 2018 increased by 12,475 and totaled to RUB 106,296 million against RUB 93,821 million for the year ended 2017. Russia convergent operating profit grew as a percentage of Russia convergent revenues to 27.0% for the year ended December 31, 2018, from 25.3% for the year ended December 31, 2017. The increase was mainly attrutable to the effect from the implementation of new IFRS standard, which totaled to RUB 6,821 million (1.7% as a percentage of Russia convergent revenue for the financial year 2018).

        Moscow fixed line operating profit for the year ended December 31, 2018, increased by 44.2% to RUB 12,695 million from RUB 8,801 million for the year ended December 31, 2017. Moscow fixed line operating profit increased as a percentage of Moscow fixed line revenue to 32.7% for the year ended December 31, 2018 from 22.5% for the year ended December 31, 2017. The increase related to implementation of new IFRS standard totaled to RUB 799 million (2.1% as a percentage of Moscow fixed line revenues for the financial year 2018). The remaining growth was mainly attributable to increase of the gain realized from sale and other disposal of our fixed assets as well as reduction of personnel expenses due to headcount optimization.

        Ukraine operating profit for the year ended December 31, 2018, increased by 26.6% to RUB 6,658 million compared to RUB 5,258 million for the year ended December 31, 2017. Ukraine operating profit increased as a percentage of Ukraine revenues to 22.4% for the year ended December 31, 2018, from 20.1% for the year ended December 31, 2017. The increase was mainly attributable to the effect of new IFRS standards implementation, which totaled to RUB 703 million (2.4% as a percentage of Ukraine operating revenue).

        MTS Bank operating profit consolidated from July 5, 2018 amounted to RUB 1,291 million and totaled to 10.9% as a percentage of banking service revenues for the respective period.

        Other countries and business activities operating loss for the year ended December 31, 2018, decreased by 7.2% to RUB 10,136 million from RUB 10,923 million for the year ended December 31, 2017. The decrease in operating loss was mainly attributable to impairment of non-current assets of MTS Turkmenistan in the amount of RUB 3,204 million recognized in the financial year 2017.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction loss for the year ended December 31, 2018, was RUB 3,594 million, compared to the gain of 1,301 million for the year ended December 31, 2017. The loss recognized in the year ended December, 31 2018 was mainly attributable to the appreciation of the Russian ruble against U.S. dollar and euro during the year ended December 31, 2018.

Finance costs

        Consolidated finance costs for the year ended December 31, 2018, increased by RUB 12,101 million, or 46.43%, to RUB 38,165 million from RUB 26,064 million for the year ended December 31, 2017. The increase was primarily attributable to the implementation of new standards IFRS16 "Leases," IFRS9 "Financial Instruments" starting from January 1, 2018. Net of this effect, our finance costs for the financial year ended December 31, 2018 increased by RUB 2,021 million as a result of increased indebtedness.

Equity in net income of associates

        Non-operating share of the profit or loss of associates for the year ended December 31, 2018 increased by RUB 473 million to a loss of RUB 909 million compared to a loss of RUB 436 million for the year ended December 31, 2017. The increase is primarily attributable to the increase in loss of other individually insignificant associates in the year ended December 31, 2018.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2018 decreased to RUB 1,031 million, as compared to the expense of RUB 992 million for the year ended December 31, 2017 due to decrease of the gain from sale of foreign currencies and decrease in charity expenses in the year ended December, 31 2018.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2018 decreased by 10.6% to RUB 16,969 million from RUB 18,977 million for the year ended December 31, 2017 mainly due to decrease in the effective tax rate. The effective tax rate decreased to 20.2% in the year ended December 31, 2018, from 25.1% in the year ended December 31, 2017 mainly as a result of decrease of prior period tax effects and decrease in earnings distributions from subsidiaries, and as a result of decrease in expenses not deductible for tax purposes.

Net income attributable to the non-controlling interest

        Net income attributable to the non-controlling interest for the year ended December 31, 2018 increased by 81.2% and amounted to RUB 993 million compared to net income attributable to the non-controlling interest of RUB 548 million for the year ended December 31, 2017 as a result of increase in ownership share in our associate MTS Bank from 26.6% to 55.4% and obtaining control over the entity.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2018, dropped by RUB 49,194 million, or 87.8%, to RUB 6,848 million, compared to RUB 56,042 million for the year ended December 31, 2017. Net income as a percentage of revenues was 1.4% in the year ended December 31, 2018, and 12.7% in the year ended December 31, 2017. The decrease in the amount of RUB 59,050 relates to provision for fines and penalties with respect to the previously disclosed investigation into our former operations in Uzbekistan, see also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan." Net of the provision effect net income attributable to the Group increased by RUB 9,856 million or 17.6% and totaled to RUB 65,898 million. The positive effect of new IFRS standards implementation amounted to RUB 2,334 million.

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

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2017, increased by RUB 5,648 million. We generated expense of RUB 2,311 million and income of RUB 3,337 million for the year ended December 31, 2017 and 2016, respectively. These amounts comprised 0.5% and (0.8)% as a percentage of consolidated revenue for the year ended December 31, 2017 and 2016. Expenses recognized for the year ended December 31, 2017 primarily consist of long-lived assets impairment in Turkmenistan and NVision Czech Republic in the amount of RUB 3,775 million.

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

        Other countries and business activities sundry operating income for the year ended December 31, 2017, decreased by RUB 3,566 million. We recognized the loss of RUB 594 million for the year ended December 31, 2017 as compared to income of RUB 2,972 million for the year ended December 31,

2016. The expenses recognized are attributable to impairment of long-lived assets in Turkmenistan and NVision Czech Republic in the amount of RUB 3,775 million.

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

Finance costs

        Consolidated finance costs for 2017 decreased by RUB 1,072 million or 3.95% compared to 2016 and amounted to RUB 26,064 million. In 2016 we incurred additional interest expense in the amount of RUB 3,044 million related to early redemption of Eurobonds due 2020. Net of this effect, our finance costs for the financial year ended December 31, 2017 increased by RUB 1,972 million as a result of increased indebtedness.

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

B.    Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $3.0 billion (RUB 92.8 billion at the date of transactions) through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 178.6 billion. Our bank loans consist of U.S. dollar-, and ruble- denominated borrowings totaling approximately RUB 250.8 billion as of December 31, 2018. We repaid approximately RUB 52.5 billion of indebtedness in 2018. As of December 31, 2018, the total amount available to us under our credit facilities amounted to RUB 21 billion. We had total indebtedness of approximately RUB 528.7 billion as of December 31, 2018, including capital lease obligations, compared to approximately RUB 303.6 billion as of December 31, 2017. Our total finance costs for the years ended December 31, 2018, 2017 and 2016, was RUB 38.2 billion, RUB 26.1 billion and RUB 27,1 billion, net of amounts of interest capitalized, respectively. See Note 24 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2018, 2017 and 2016 were RUB 99,568 million, RUB 76,431 million and RUB 86,149 million respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. We expect our total capital expenditures in 2019 (including investments required for the Yarovaya Law) to be up to RUB 90 billion. These investments are required to support our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to continue with the roll out of LTE networks throughout Russia as well as the development of our proprietary retail chain in Russia. We expect that the development of LTE networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In February 2016, we acquired 946,347 ordinary shares of MTS Bank, placed as part of an earlier approved additional issue, for a total consideration of RUB 1,325 million. On November 22, 2016 we acquired 2,637,310 ordinary shares of MTS Bank of 10,000,000 shares, placed as a part of an earlier approved additional share issuance, for a total consideration of RUB 2,769 million. In September 2016, we acquired 100% of the shares of Smarts-Yoshkar-Ola, operating in the Republic of Mari El and holding rights to use 1800 MHz radio frequencies for RUB 13 million.

        In July 2017, we acquired a 100% ownership interest in Bashkortostan Cellular Communication OJSC ("BCC") for RUB 292 million. BCC operates in the Republic of Bashkortostan and holds rights to use 450 MHz and 2,100 MHz radio frequencies. In October 2017, we acquired 50.82% of ownership interest in the Russian retail software developer Oblachny Retail LLC ("Oblachny Retail"), operating under its trademark name LiteBox, for RUB 590 million. The deal allows us to enter the cloud-based cash register market as a fully licensed fiscal data operator (FDO) and a provider of integrated digital cash management solutions for B2B clients. In December 2017, we purchased a 100% ownership interest in Praliss Enterprises ("Praliss") for RUB 313 million, thus acquiring one of the world's leading eSport clubs—Gambit Esports.

        In January and February 2018, we acquired Ponominalu.ru (78.2%) and Ticketland.ru (100%), the leading players in the Russian event e-ticketing industry. The acquisitions allow us to enter the promising event ticketing market and establish ourself as a leading ticket operator in Russia, while simultaneously broadening our suite of digital services and integrating a key new product into our existing loyalty program and mobile app ecosystem. In March 2018, we invested RUB 1.15 billion in the development of Ozon Holdings Ltd (OZON) through additional share issuance, as a result of which our stake in Ozon's authorized capital increased from 11.2% to 13.7%. In May, we further increased our stake in Ozon to 16.7% through a series of transactions with minority shareholders. In July 2018, our wholly-owned subsidiary Mobile TeleSystems B.V. acquired a 28.63% stake in MTS Bank from Sistema for RUB 8.27 billion. As a result of the deal, our ownership share in MTS Bank increased from 26.61% to 55.4%. In September 2018, we acquired 100% of the share capital of Avantage LLC for RUB 8.9 billion (including net debt). Avantage LLC owns the Avantage data processing center project in Lytkarino, Moscow region, one of the largest data centers in Russia by number of racks. The data center in Lytkarino increased the number of data centers in our federal network to 10. In September 2018, we acquired a 13.7% stake in Youdo Web Technologies Limited (Cyprus), the owner of Youdo, one of the largest Russian online service providers matching freelance labor demand and supply for everyday and business tasks for USD 12 million (RUB 824 mln). Youdo Group is the leader in the labor exchange market for cleaning, repair, freight, courier delivery and other services in the C2C and B2B segments.

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

        We expect to refinance our existing debt when it becomes due. For scheduled maturities of debt principal outstanding as of December 31, 2018 see Note 24 of our audited consolidated financial statements.We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 44.57% of our total charter capital (effective ownership of 50.07%) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us.

        On March 21, 2019, our Board of Directors approved new dividend policy which sets a minimum payout of RUB 28.0 per ordinary MTS share (RUB 56.0 per ADR) per calendar year. In determining actual dividends payout, we will consider a number of factors, including cash flow from operations, capital expenditures and debt position. The policy will cover 2019 - 2021. Payments will continue to be made on a semi-annual basis.

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

        In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in Russian rubles, after certain deductions. Our net income for the years ended December 31, 2018, 2017 and 2016 that is distributable under Russian legislation totaled RUB 43,301 million, RUB 125,091 million and RUB 50,659 million, respectively. As of December 31, 2018, 2017 and 2016 dividends payable were RUB 146.2 million, RUB 125.4 million and RUB 87.0 million, respectively, and included in the trade and other payables within the consolidated statement of financial position.

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

        As of December 31, 2018, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2018, our notes consisted of the following:

	Currency	Interest rate (actual at December 31, 2018)	Amount
MTS International Notes due 2023	USD	5.00%	31,090
MTS International Notes due 2020	USD	8.625%	20,870
MTS PJSC Notes due 2022	RUB	7.70%	14,958
MTS PJSC Notes due 2023	RUB	6.85%	9,348
MTS PJSC Notes due 2031	RUB	7.85%	1,080
MTS PJSC Notes due 2022	RUB	9.00%	9,993
MTS PJSC Notes due 2021	RUB	8.85%	9,990
MTS PJSC Notes due 2021	RUB	7.10%	9,988
MTS PJSC Notes due 2025	RUB	7.25%	9,986
MTS PJSC Notes due 2018	RUB	7.70%	—
MTS PJSC Notes due 2020	RUB	7.90%	40
Other Notes due 2022	RUB	0.25%	12

Total notes			117,355
Less: current portion			(1,017)

Total notes, long-term			116,338

        We have an unconditional obligation to repurchase certain MTS Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2031	September 2019
MTS PJSC Notes due 2023	March 2020

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. In respect to MTS International Notes due 2023 and MTS International Notes due 2020 we are prohibited from having any judgment, decree or order for payment of money in an amount of $75 million (RUB 5,210 million as of December 31, 2018) unsatisfied for a period of more than 60 days without being appealed, discharged or waived. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

        We were in compliance with our covenants as of December 31, 2018.

Bank loans

        As of December 31, 2018, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2018)	December 31, 2018
USD-denominated:
Citibank	2019 - 2024	LIBOR + 0.9% (3.776%)	10,980

			10,980
RUB-denominated:
Sberbank	2020 - 2022	7.50% - 8.59%	139,515
VTB	2020 - 2021	7.20% - 8.65%	100,000
Other	2024	Various	210

			239,725
Other currencies:
Various financial institutions	2019 - 2020	Various	75

			75
Total bank and other loans			250,780
Less: current portion			(2,046)

Total bank and other loans, long-term			248,734

        See also Note 24 to our audited consolidated financial statements.

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or to undertake any form of capital reduction. Some loans also include an event of default involving an unsatisfied judgment against us in excess of $250 million (RUB 17,368 million as of December 31, 2018) for a period of over 180 consecutive calendar days. We were in compliance with our loan covenants as of December 31, 2018.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2018:

	Notes	Bank loans
Payments due in the year ending December 31,
2019	12,401	21,849
2020	38,964	107,600
2021	25,670	150,558
2022	29,061	22,756
2023	32,738	2,131
Thereafter	11,085	1,068

Contractual undiscounted cash flows	149,919	305,962
Less: unamortized debt issuance costs	(179)	(408)
Less: interest	(32,385)	(49,289)
Less: debt modification	—	(5,485)
Total debt	117,355	250,780

        In addition, we had lease obligations in the amount of RUB 160,553 million and RUB 11,857 million as of December 31, 2018 and 2017, respectively. The terms of our material debt obligations are described in Note 24 to our audited consolidated financial statements.

        In addition, Sistema, which currently controls 44.57% of our total charter capital (effective ownership of 50.07%) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Indentures relating to some of our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	2018	2017	2016
	(amounts in million RUB)
Cash flows from:
Net cash provided by operating activities	154,390	144,640	130,565
Net cash used in investing activities	(78,389)	(81,510)	(57,302)
Net cash used in financing activities	(25,924)	(50,445)	(83,038)
Effect of exchange rate changes on cash and cash equivalents	3,412	(569)	(5,219)

Net increase/(decrease) in cash and cash equivalents	53,489	12,116	(14,994)

Cash outlays for:
Capital expenditures(1)	(99,568)	(76,431)	(86,149)
Acquisition of subsidiaries, net of cash acquired	(3,444)	(367)	(5)
Cash payments for the acquisition of subsidiaries under common control and non-controlling interests	(13,242)	—	(17)
Cash inflow from sale of subsidiaries under common control	619	—	3,063

(1)
Includes acquisitions of property, plant and equipment and intangible assets

        For the year ended December 31, 2018, net cash provided by operating activities was RUB 154,390 million, an increase of 6.7% from the year ended December 31, 2017. The increase was mainly attributable to the effect of IFRS 15 and IFRS 16 implementation, which led to reclassification of cash flows related to capitalized contract costs and part of rental payments to investing and financiang activities, respectively. On like to like basis, net cash provided by operating activities for 2018 financial year deacreased by 7,341 million or 5.1% and totaled to RUB 137,299 million. The main negative effect resulted from acquisition of contolling stake and further consolidation of MTS Bank, the operating cash ouflow related to bank activities totaled to RUB 9,922 million or 6.9% of the decrease.

        Net cash used in investing activities for the year ended December 31, 2018 decreased by RUB 3,121 million or 3.8% and totaled to RUB 78,389 million. The decrease in amount of RUB 14,963 million related to lower investing in deposits, traded debt securities and assets in trust management of Sistema-Capital. At the same time the inflows from investing in traded securities and assets in trust management increased by RUB 13,211 million, including RUB 4,490 million from MTS Bank activities. Other positive effect resulted from cash inflows from our swaps and forward contracts, which amounted to RUB 6,892 million. Our capital expenditures in the financial year 2018 increased by RUB 23,137 million including through RUB 7,559 million related to purchase of data center from Avantage, RUB 5,527 million spent for acquisition of 4G licences in Ukraine as well RUB 959 million of MTS Bank capital expendures. In 2018, we also spent RUB 6,225 more on acquisition of subsidiaries and associates (thereof RUB 3,190 million for Ticketland, RUB 2,998 million for Ozon). Cash paid for capitalized contract costs reclassified from operating activities as a result of IFRS 15 implementation totaled to RUB 3,855 million.

        Net cash used in financing activities decreased by RUB 24,521 million or 48.6% from 50,445 million for the year ended December 31, 2017 to RUB 25,924 million for the year ended December 31, 2018 mainly due to increase in borrowed funds. In 2018, our proceeds from loans and notes grew by RUB 52,414 million. The positive effect was offset by cash outflows related to acquisition of subsidiaries under common control, including RUB 6,872 million, RUB 4,658 million and RUB 1,711 million spent for purchase of MTS Bank, Dekart and Serebryaniy Bor, respectively. Rental payments reclassified from operating activities as a result of IFRS 16 implementation totaled to RUB 13,234 million.

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

Liquidity

        As of December 31, 2018, we had total cash and cash equivalents of RUB 84,075 million (RUB 69,776 million in rubles, RUB 4,873 million in U.S. dollars, RUB 4,763 million in Ukrainian hryvnias, RUB 2,988 million in euros, RUB 721 million in Turkmenistan manat and RUB 954 million in other currencies). In addition, as of December 31, 2018, we had short-term investments of RUB 47,863 million, mostly in form of deposits in various banks as well as debt securities (assets in Sistema-Capital trust management) and loans. We also had RUB 21,000 million available under existing credit facilities as of December 31, 2018. For a description of our outstanding external financing, see Note 24 to our audited consolidated financial statements.

        As of December 31, 2018, we had a working capital deficit of RUB 26,537 million compared to a deficit of RUB 10,639 million as of December 31, 2017. The increase primarily related to the provision for penalty of USD 850 million (RUR 59.1 billion as of December 31, 2018) with respect to our discontinued operations in Uzbekistan (fully paid in March 2019), as well as acquisition of controlling stake and further consolidation of MTS Bank, which had a working capital deficit of RUB 37,307 million as of the reporting date. These negative effects were partially offset by a decrease of RUB 60,610 million of our short-term borrowings. We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2018 and 2017 that was distributable under Russian legislation amounted to RUB 99,408 million and RUB 128,465 million respectively.

Credit Rating Discussion

        Our credit ratings impact our ability to obtain short- and long-term financing and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry and the strategy, activity and/or credit rating of Sistema. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The controlling shareholder has a possibility to determine certain decisions of our governing bodies."

Critical Accounting Policies

        Please refer to notes in our audited consolidated financial statements included elsewhere in this document.

Recent Accounting Pronouncements

        Please refer to note 2 in our audited consolidated financial statements included elsewhere in this document.

C.    Research and Development, Patents and Licenses, etc.

        Not applicable.

D.    Trend Information

Sales

        In 2018, our revenues in Russia increased by 5.8% and in Ukraine increased by 1.4%. Our mobile subscriber base decreased to 99.8 million subscribers as of December 31, 2018 from 101.2 million subscribers as of December 31, 2017. We expect our consolidated subscriber base to remain stable in 2019 as a result of continued marketing and advertising activity. We expect growth in the long term due to increased use of IoT (M2M) devices. We anticipate our consolidated revenues will increase in 2019 mainly based on growth in development of our broadband business and convergent services and growth in sales of handsets and accessories.

        Average monthly minutes per subscriber in Russia slightly increased and amounted to 390 minutes in 2018 as compared to 383 minutes in 2017. We expect an increase in megabytes per subscriber due to our efforts aimed at stimulating data usage.

        In Ukraine, our subscriber base decreased to approximately 19.7 million subscribers as of December 31, 2018, from 20.8 million subscribers as of December 31, 2017. During 2016 - 2018 VF Ukraine actively expanded its network in order to meet the growing demand for high-speed mobile internet and digital services.

        In January 2018, VF Ukraine secured the first 4G license in the 2600 MHz band. By the end 2018 4G network is available in all regions of Ukraine and covers more than 45% of the country's population. 3G network is available for more than 85% of Ukrainians. We believe that success in the digital services market will strengthen the market position of VF Ukraine. In 2019, we expect revenues to remain stable under the impact of the weaker macroeconomic environment.

        Our subscriber base in Armenia remained stable and amounted to 2.1 million subscribers in 2018. We expect the growth of competition in these markets may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers and macroeconomic trends calling for "save mode."

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2018, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. We expect growth of business activity in Russia to continue throughout 2019. We also expect that the stabilizing of the political situation in Ukraine will allow us to retain our operating indicators.

        We expect a challenging operating environment in 2019 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro-denominated debt. For further information on these risks, see "—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations," and "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

        However, considering current macroeconomic conditions, our management believes that we will experience medium- and long-term growth. Due to the fact that the Russian and the Ukrainian markets are highly penetrated, we believe the next wave of revenue growth for the overall market is likely to come from customers' increasing use of data and convergent services.

  Moscow Fixed Line Operations

        In 2018 total revenue of MGTS decreased by 0.5%. The decline consists of two different trends. We see the continuing decline of fixed line voice services market and related revenue. In 2018 MGTS' fixed line voice services revenue decreased by 8.5%. In 2018, the subscriber base of B2C and B2B segments decreased by 4.8% and 5.5%, respectively. We expect further reduction of MGTS' revenue from fixed line voice services due to the decrease in subscriber base in 2019.

        However, we observe a growth in revenues from other services provided by MGTS to customers. MGTS' revenue from broadband Internet services increased by 12.3%. The increase was driven by high quality of services, profitable tariffs and operation optimization that led the transition of subscribers from competitors. MGTS' revenue from digital TV services increased by 23.8% in 2018. The growth mainly falls to B2C market, where MGTS is the leader in terms of the growth and the number of TV subscribers. In 2019, we expect further growth of revenue from broadband Internet and digital TV services mainly due to increase in the subscriber base.

        In 2018, MGTS' revenue from data services in B2G segment decreased by 23.5% due to the termination of some contracts with government customers. In 2019, we expect further reduction of MGTS' revenue from data services in B2G segment.

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia remained relatively stable at around 34% for the year ended December 31, 2018. We continued to offer our popular tariff plans "Super MTS" (free calls to all subscribers of MTS Russia) and "Smart" (integrated voice and data bundles), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate through the expansion of our 3G and LTE capabilities. We expect that the extension of our loyalty programs, new digital services and further development of our mono-brand retail network will allow us to keep churn rate under control in 2019, stimulate data usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine slightly increased to 28.8% for the year ended December 31, 2018, from 26.6% for the year ended December 31, 2017. In 2019, we expect subscriber loyalty to grow due to the launch of 3G/4G-enabled data services with the support of Vodafone partnership.

  Moscow Fixed Line Operations Churn

        Churn reduction and customer loyalty increase are among the most important areas of focus of MGTS. The churn rate differs for different services. Fixed line voice services is the fundamental service of MGTS. The churn rate for fixed line services of MGTS increased by 1% to 5.9% during the year ended December 31, 2018, as compared to 4.9% for the year ended December 31, 2017. MGTS intends to prevent increase of the churn rate for fixed line services in 2019 through fixed and mobile package offers.

        The churn rate for broadband Internet services of MGTS slightly increased to 8.2% during the year ended December 31, 2018, as compared to 7.9% for the year ended December 31, 2017. The churn rate for Digital TV services of MGTS remained at 8.5% during the year ended December 31, 2018. The maintenance of churn rate for Digital TV services was achieved due to technological optimization of user equipment, new services and competitive tariffs for quality services. MGTS plans to increase subscriber loyalty in 2019 in order to consolidate its leading position on the market.

E.    Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

        We regularly enter into fixed to variable interest rate swaps to eliminate the exposure of changes in value of debt obligations. Interest rate swap contracts outstanding December 31, 2018 mature in 2020.

        In addition to the above, we have also entered into several cross currency interest rate swap agreements. Most of these contracts hedged the risk of both interest rate and currency fluctuations and assumed periodic exchanges of interest payments or both principal and interest payments from RUB denominated amounts to USD denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. Each qualifying for cash flow hedge accounting cross-currency interest rate swap matches the exact maturity dates of the underlying debt allowing for highly effective hedges. Cross currency interest rate swap contracts mature in 2019 - 2024.

F.     Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2018:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in millions of RUB)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations(2)	3,256	279,527	80,361	11,064	374,208
Interest Payments(3)	30,994	43,265	6,325	1,089	81,673
MTS Bank deposits and liabilities	110,668	2,157	399	858	114,082
Lease Obligations	30,220	53,702	53,701	116,420	254,043
Purchase Obligations(4)	26,850	13,859	950	1,876	43,535
Provision for decommissioning and restoration	—	—	—	3,109	3,109

Retirement and post-retirement obligation	—	229	13	40	282

Payments related to business acquisitions	2,375	249	—	—	2,624

Uncertain Income Tax Position	850	—	—	—	850

Total	205,213	392,988	141,749	134,456	874,406

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Does not include the amount of debt modification.

(3)
Interest payments are calculated based on indebtedness as of December 31, 2018, scheduled maturities for the debt and interest rates effective as of December 31, 2018. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 24 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(4)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer(3)(4)(5)	1949	Chairman of the Board of Directors, Non-Executive Director
Artem I. Zassoursky(3)(4)(5)	1979	Non-Executive Director
Alexey B. Katkov(4)	1977	Non-Executive Director
Stanley P. Miller(1)(2)(4)(5)(7)	1958	Non-Executive Independent Director
Regina von Flemming(1)(2)(3)(5)(7)	1965	Non-Executive Independent Director
Vsevolod V. Rozanov(3)(4)(5)	1971	Non-Executive Director
Thomas Holtrop(1)(2)(3)(7)	1954	Non-Executive Independent Director
Dr. Wolfgang Schüssel(1)(2)(4)	1945	Non-Executive Independent Director
Alexey V. Kornya(5)(6)	1975	Executive Director, President and Chief Executive Officer ("CEO")
Alexander E. Gorbunov(4)(6)	1967	Vice President—Member of Management Board—Strategy and Development
Maria N. Golyandrina(6)	1986	Vice President—Member of Management Board—Human Resources
Inessa V. Galaktionova(6)	1974	Vice President—Member of Management Board—Sales and Customer Service
Kirill A. Dmitriev(6)	1978	Vice President—Member of Management Board—Digital Solutions for Home
Igor A. Yegorov(6)	1968	Member of Management Board—Head of Moscow region
Ruslan S. Ibragimov(5)(6)	1963	Vice President—Member of Management Board—Corporate and Legal Affairs
Andrey M. Kamenskiy(3)(6)	1972	Vice President—Member of Management Board—Chief Financial Officer ("CFO") (Finance, Investments, Mergers & Acquisitions)
Vyacheslav K. Nikolaev(4)(6)	1972	Vice President—Member of Management Board—Marketing
Andrey G. Smelkov(6)	1976	Vice President—Member of Management Board—Director of "MTS Foreign Subsidiaries" Business Unit
Andrey E. Ushatskiy(6)	1974	Vice President—Member of Management Board—Chief Technology and Information Officer
Valery V. Shorzhin(6)	1963	Vice-President—Member of Management Board—Digital Business Solutions

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of Audit Committee.

(3)
Member of Budget Committee.

(4)
Member of Strategy Committee.

(5)
Member of Corporate Governance Committee.

(6)
Member of Management Board.

(7)
Member of Special Committee.

        Ron Sommer serves as Chairman of our Board of Directors since June 2009. He is the Chairman of our Strategy Committee. He also is a Member of our Budget Committee and Corporate Governance Committee. Mr. Sommer serves as the Chairman of the Supervisory Board of Vodafone Ukraine. He is also a Member of the Board of Directors of Tata Consultancy Services and Sistema. Mr. Sommer served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema from May 2009 until 2011. He was a member of the Board of Directors of Sistema from 2005 until 2012 and he served as Chairman of the Board of Directors of various Sistema - affiliated companies. Mr. Sommer was the Chairman of the Board of Directors of SSTL until 2015. He was also a member of the International Advisory Board of The Blackstone Group until 2012. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Artem I. Zassoursky serves as one of our Directors since June 2017. He also is a Member of our Strategy Committee, Budget Committee and Corporate Governance Committee. Mr. Zassoursky is also a Vice President for Strategy and a Member of Management Board of Sistema. He was a Member of the Board of Directors of Business-Real Estate, Agroholding Steppe, Stream LLC, Sitroniks, Detskiy Mir, Insitel Services Private Limited, and now he is a Member of the Board of Directors of Sistema Finance S.A. and Chairman of the Board of Directors of Medsi. Prior to joining Sistema, he held the position of General Director of Stream LLC, in 2013 he served as a Vice President of SMM OJSC. He held various senior positions at major media companies prior to 2013.

        Alexey B. Katkov serves as one of our Directors since June 2018. He is also Member of our Strategy Committee, Member of Management Board of Sistema, Member of the Board of Directors of SVK Fund, Ozon Holdings Ltd., Detsky Mir, Sistema Venture Capital LLC and other companies. He is a President of SVK Fund LLC and a CEO and President of Sistema Venture Capital LLC. Mr. Katkov is also the Chairman of Sitroniks and Sistema Consult Board of Directors In 2015, he was First Vice President and COO at SMM JSC. Previously, from 2000 to 2015, he worked at Mail.ru LLC, where he served as Vice President, Commercial Director and Director for International and Regional Development.

        Stanley P. Miller serves as one of our Directors since June 2010. He also is a Member of our Remuneration and Nomination Committee, Strategy Committee, Audit Committee and Corporate Governance Committee. Previously, from 2010 to 2018, he was the Chairman of our Remuneration and Nomination Committee. He owns real-estate businesses in Belgium and South Africa, serving as CEO at ULS BVBA Belgium, Milvest BVBA Belgium, Leaderman -NV Belgium, Athena Investment Holdings SA Luxembourg, Director of Arrow Creak Investments 75 (PTY) Ltd South Africa and Main Branch Investments 45 (PRY) Ltd South Africa. From 1998 to 2010, Mr. Miller served as CEO at KPN, Netherlands (since 2005, KPN Mobile International). From 2006 to 2010, he served as CEO and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was CEO and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of IP Global Net NV. He also is a Member of a Special Committee of the MTS' Board of Directors. This was established to assist the Board of Directors to execute the project on increasing MTS's stock in the share capital of MTS Bank

        Regina von Flemming serves as one of our Directors since June 2015. She is also the Chairman of our Remuneration and Nomination Committee and a Member of our Audit Committee, Budget Committee and Corporate Governance Committee. Ms. Von Fleming also serves on the Board of Directors of the Russian Standard Charitable Foundation. She also is a Member of a Special Committee of the MTS' Board of Directors. Previously, from 2016 to 2018, she was a Member of our

Remuneration and Nomination Committee. Ms. von Flemming served as the CEO and Publisher of Axel Springer Russia from 2005 to 2015. Prior to that, she was the founder and owner of Flemming & Partner GmbH Berlin—Moscow, a consultancy providing services in the areas of crisis management, start up, interim management and restructuring, interim CEO in Russia mainly for German and Russian entities. From 2000 to 2003, she worked as Vice President of the "US Russia Investment Fund" at Delta Capital, one of the first private equity funds in Russia. Prior to joining Delta Capital, she held various management roles in German companies.

        Vsevolod V. Rozanov serves as one of our Directors since June 2012, and in 2015 he was elected as the Deputy Chairman of the Board of Directors. He is also the Chairman of our Budget Committee and our Corporate Governance Committee. He also is a Member of our Strategy Committee. Mr. Rozanov is also the Chairman of the Board of Directors of MTS Bank. Since 2013 he served as the Vice President—Head of Finance and Investments Complex in Sistema and now he serves as Managing partner in Sistema. Currently he is also the Chairman of the MTS Bank's Board of Directors, Deputy Chairman of the Board of Directors in SSTL, member of the Boards of Directors in EAST-WEST UNITED BANK S.A., "Landshaft" CJSC, "Lider Invest" OJSC, "UK Segezha Group" LLC, Sistema Finance S.A., Sistema-Capital trust management, "Mikron" PJSC, Insitel, member of Management Board in Charity Fund Sistema. Since 2014 until 2015 he was a member of "SG-Trans" CJSC and "Landshaft" CJSC' Boards of Directors and the Chairman of the Board of Directors in "DIK" LLC. Since 2014 until 2015 Mr. Rozanov was also a member of and since 2015 is the Chairman of the Board of Directors of MTS Bank. From 2008 until 2013 he served as the president of SSTL and since 2015 serves as the Deputy Chairman of the SSTL's Board of Directors. From 2006 until 2008 served as Vice President and Chief Financial Officer of MTS. In 2004 he was appointed Deputy General Director for Economics and Finance of Comstar UTS, coordinating the preparation of the company's IPO on the London Stock Exchange. From 2002 until 2004 served as Deputy General Director and Chief Financial Officer of MTU-Inform. From 1993 until 2001 held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

        Thomas Holtrop serves as one of our Directors since February 2013. He is also the Chairman of our Audit Committee, a Member of Remuneration and Nomination Committee and Budget Committee. He also is the Chairman of a Special Committee of the MTS' Board of Directors. From 2005 to 2011, Mr. Holtrop served as a member of the Supervisory Board at Gruner & Jahr (Hamburg). Prior to that, from 2001 to 2004, he served as the President of T-Online International AG. Mr. Holtrop also served as a member of the Board of Directors at Deutsche Telecom AG from 2002 to 2004. Prior to that, he served as Vice President at American Express International Inc. and was a member of the Board of Directors at Bank 24 AG and Deutsche Bank 24 AG.

        Dr. Wolfgang Schüssel serves as one of our Directors since June 2018. He is also a Member of our Remuneration and Nomination Committee, Audit Committee and Strategy Committee. He is the President of the Foreign Policy, United Nations Association of Austria (UNA-Austria) and United Europe. He is also a Member of the Supervisory Board of RWE AG and Chairman of the Supervisory Board of Zoo Vienna. Dr. Wolfgang Schüssel is also Member of the Advisory Board of Deutsche Vermögensberatung (DVAG) and Investcoprp (UAE), Member of the Board of trustees of Allensbach Institute and Konrad Adenauer Foundation.

        Alexey V. Kornya serves as our President and CEO since March 2018. He is also a Member of our Corporate Governance Committee. He is the Chairman of the Board of Directors of Mobile TeleSystems LLC and Member of the Board of Directors of MTS Bank and Sistema Capital. Mr. Kornya is also a Member of the Board of Directors of RTC. He is also serves as a Member of the Supervisory Board of Vodafone Ukraine. Prior to that, he served as our Vice President for Finance, Investments, Mergers and Acquisitions-CFO from 2016. From July 2008, he served as our Acting Vice President for Finance and Investments. From March 2007 to December 2008, Mr. Kornya served as our Chief Financial Controler. He served as our Financial Planing and Analysis Director from November

2004 to March 2007 and as CFO of our Urals Macro-region branch from July 2004 to November 2004.Mr. Kornya joined MTS in July 2004 as MTS Financial Director in the Ural Federal District. Prior to joining MTS, Mr Kornya worked for such companies as North West Telecom and PwC Audit.

        Alexander E. Gorbunov serves as our Vice President for Strategy and Development since April 2018. He is also a member of our Strategy Committee. Before that, he was a Member of our Board of Directors, Deputy Chairman of our Board of Directors and a Member of our Budget Committee. In addition, Mr. Gorbunov serves on the Board of Directors of various other companies such as SSTL and YOUDO. From 2011 until 2018 he served as Vice-President managing telecom assets of Sistema. From 2010 until 2011, Mr. Gorbunov served as Executive Vice President for development of telecommunication assets at Core Assets Business Unit of Sistema and from 2011 until 2015—as Executive Vice-President. From 2006 until 2010, he served as Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

        Maria N. Golyandrina serves as our Vice President for Human Resources since December 2017. She also is a Member of Board of Directors of MGTS. From 2014 to 2018, she run the Compensation, Benefits and HR administration Department. Ms. Golyandrina started her career at MTS as HR manager in 2006.

        Inessa V. Galaktionova serves as our Vice President for Sales and Customer Service since February 2019. She is also Adviser of the Federal State Unitary Enterprise "Russian Post." Prior to joining MTS, Inessa served as Deputy Chief Executive Officer at the Federal State Unitary Enterprise "Russian Post." From 2009 to 2013, she held the position of Chief Commercial Officer of Tele2 Russia. From 1996 to 2008, Inessa worked at Philips Russia and Central Asia, where she held various positions from marketing communications manager to CMO.

        Kirill A. Dmitriev serves as our Vice President—Digital Solutions for Home since February 2019. He is also a Member of the Board of Directors of NVision Group, MTS Armenia, RTC and MGTS. Mr. Dmitriev is also a Member of Supervisory Board of Vodafone Ukraine and Vodafone Retail. Prior to that, he was our Vice President- Sales and Customer Service since 2016. He also was a Member of Management Board—Head of Moscow Macro-region since April 2014. Since 2011 he held a position of Director of North-West Macro-region. Mr. Dmitriev joined MTS in 2009 as Director of Western branch of MTS Ukraine. Prior to joining MTS he served at various management positions at Baltic Beverages Holding Ukraine.

        Igor A. Yegorov serves as our Head of Moscow region, Member of the Management Board since May 2016. He is also a Member of the Board of Directors of Avantage. Prior to that, he headed the MTS business in the regions of Central Russia since May 2014. He joined us in 2003 and held senior positions in the MTS operations in the Irkutsk Region and the Trans-Baikal Territory, served as Marketing Director and Commercial Director for retail markets at the MTS operation in the Far East and Eastern Siberia and was appointed Director of the Far East macroregion in October 2011.

        Ruslan S. Ibragimov serves as our Vice President—Corporate and Legal Affairs since January 2008. Since 2015 he is also a Member of our Corporate Governance Committee. He is also a Member of the Management Board, Vice President of the Russian Corporate Counsel Association (RCCA) and Senior Director of the Association of Independent Directors. Mr. Ibragimov also serves as a Member of the Board of Directors of Vysshaya Shkola Publishers OJSC, Prosveshcheniye Publishers JSC and Doctor Ryadom LLC. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters, as well as headed our Legal Department. Prior to joining us, Mr. Ibragimov was a member of the law firm Ibragimov, Kagan and Partners from July 2002 to June 2006. From 1996 to 2002, he served as Deputy General Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

        Andrey M. Kamenskiy serves as our Vice President—Chief Financial Officer since April 2018. He is also a Member of our Budget Committee. He is a Member of the Board of Directors of Mobile TeleSystems LLC, MTS Bank, MGTS, RTC and Sistema Capital. Prior to that, he served as Executive Vice President, Finance and Economics for Sistema since 2011. From 1997 to 2011, he held senior positions in finance in such companies as Trade House Perekrestok, San InBev and ING Bank (Eurasia).

        Vyacheslav K. Nikolaev serves as our Vice President for Marketing since July 2017. He is also a Member of our Strategy Committee. He is a Member of the Board of Directors of MTS Armenia, MTS Bank, MGTS, RTC, KS and MTDZK. Mr. Nikolaev has been working for MTS since October 2004 and held various positions within the Group. Prior to joining MTS, he held various key positions in OOO Renaissance Capital—Financial Consultant and TRUST Investment Bank, OJSC.

        Andrey G. Smelkov serves as our Vice President—Director of "MTS Foreign Subsidiaries" Business Unit since October 2013. He is a Member of the Board of Directors of Mobile TeleSystems LLC and Vodafone Ukraine, Chairman of the Board of Directors of MTS Turkmenistan and MTS Armenia and also Member of Supervisory Board of NVision Czech Republic. Prior to that, from 2010 to 2013, he served as the Chairman of the Board in TOO "Mobile Telekom Service," Kazakhstan. Since 2008 Mr. Smelkov worked as a Head of OOO "Sky Mobile," Kyrgyztan. Prior to that, he worked as a Head of branch in VEON Ltd. (VimpelCom).

        Andrey E. Ushatsky serves as our Vice President—Chief Technology and Information Officer since April 2013. He is a Member of the Board of Directors of MTS Turkmenistan, MGTS, NVision Group and other companies. Prior to that Mr. Ushatsky served as our Vice President—Chief Technology Officer since April 2009. Mr. Ushatsky joined us in 1996 and served in various technology-related positions, most recently as the Deputy Head of MTS Russia for Technology.

        Valery V. Shorzhin serves as our Vice President for Digital Business Solutions, Member of the Management Board since September 2018. Prior to that, he was our Vice President—Procurement Management and Administrative Matters, Member of the Management Board since March 2014. He is a Member of the Board of Directors of MGTS, NVision Group and NIS. Prior to that he served at MTS as Director-Procurement Management since 2011. He also was a Member of the MTS Management Board between 2009 and 2011. From 2008 to 2011, he served as Director of Information Technology. Prior to joining MTS, Mr. Shorzhin held the positions of Technical Director and Director for IT and Information Management of Farlep-Invest in Ukraine from December 2006. From 1996 to 2006, he held various information technology management positions at Sovintel.

        All members of our Board of Directors were elected at the annual shareholders' meeting on June 28, 2018 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 28, 2019. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.    Compensation of Directors and Senior Management

        Our officers and directors were paid during 2018 an aggregate amount of approximately RUB 816 million for services in all capacities provided to us; this amount comprised RUB 504 million in base salaries and RUB 312 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued in 2018 amounted to RUB 554 million. For additional information, see Note 31 to our audited consolidated financial statements.

        Members of the Board of Directors who are independent non-executive directors receive annual base compensation of $300,000 (RUB 18.8 million) or $400,000 (RUB 25 million) in the case of an independent non-executive director who serves as Chairman of the Board of Directors.

        Independent non-executive directors who also serve on Board committees receive additional compensation as follows. Members of the Strategy Committee, Remuneration and Nomination Committee, Audit Committee and Committee for Corporate Conduct and Ethics receive additional annual compensation of $30,000 (RUB 1.9 million), and a director serving as Chairman of the foregoing committees receives additional annual compensation of $50,000 (RUB 3.1 million). Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board in relation to certain assigned matters, receive additional annual compensation of $30,000 (RUB 1.9 million), and a director serving as Chairman of a special committee receives additional annual compensation of $50,000 (RUB 3.1 million). Members of all other Board committees receive additional annual compensation of $25,000 (RUB 1.6 million) and a director serving as Chairman of any other Board committee receives additional annual compensation of $30,000 (RUB 1.9 million).

        Independent non-executive members of the Board of Directors are also eligible for remuneration in the form of shares. The number of shares to be transferred to each non-employee Director based on the results of the vorporate year shall be determined as the quotient obtained by:

  •
  the ruble equivalent of $100,000 (RUB 6.2 million) calculated according to the exchange rate established by the CBR for the date of the annual meeting of shareholders by the end of the corporate year divided by

  •
  the share price in rubles being the weighted average price of the share for the last 30 calendar days preceding the annual meeting of shareholders, during which the trading was held on the Moscow Exchange.

        The aggregate amount of compensation received by an independent non-executive director (including annual base compensation and remuneration for performance of additional duties for serving as a Board committee member should not exceed $400,000 (RUB 25 million) and for serving as Chairman of the Board of Directors should not exceed $500,000 (RUB 31.3 million). In the event of early termination of a director, such director receives a pro rata share of the base, committee and bonus compensation based on the amount of time the director served on our Board.

        We provide all of our directors with professional liability insurance and reimburse them for all documented expenses incurred in connection with their attendance at Board meetings and other expenses.

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

Audit Committee

        Our Audit Committee consists of four members appointed by the Board of Directors. The current members are Thomas Holtrop, Stanley Miller, Regina von Flemming and Wolfgang Schussel, all of whom are independent members of the Board of Directors. Mr. Thomas Holtrop serves as the Chairman of the Audit Committee. The Audit Committee is primarily responsible for the integrity of our financial statements; overseeing our internal control system; overseeing our accounting and financial reporting processes and the internal and external audits of our financial statements; recommending the appointment and compensation of the independent auditors to the Board of Directors; overseeing the performance of the auditors; reviewing issues raised by the auditors, management and/or Board of Directors and, as required, making recommendations to the Board of Directors; resolving matters arising during the course of audits; and since February 25, 2015 exercises functions related to ethics matters.

        According to the bylaws, the Audit Committee shall convene with our external auditors at least four times a year, but may convene more frequently if the Audit Committee chooses to do so.

Remuneration and Nomination Committee

        Our Remuneration and Nomination Committee consists of four members appointed by the Board of Directors. The current members are Stanley Miller, Thomas Holtrop, Wolfgang Schussel and Regina von Flemming, who serves as the Chairman of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

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

        The President is the Chairman of the Management Board. Currently our Management Board consists of 11 members.

Disclosure Committee

        In April 2007, we established an advisory body called the Disclosure Committee. The Disclosure Committee supervises our compliance with disclosure standards in connection with all public information regarding us. These disclosure standards are based on principles of timeliness, accuracy and completeness. Members of the Disclosure Committee may be nominated by various divisions of MTS, willing to have representatives in the Disclosure Committee. Members are appointed by the President. Andrey M. Kamensky, our CFO is the Chairman of the Disclosure Committee. Currently, our Disclosure Committee consists of eight members, two of whom are officers of the company.

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

        The members of our Auditing Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June, 2019.

  Corporate Governance

        We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://ir.mts.ru/about-mts/corporate-governance/default.aspx). See also "Item 16G. Corporate Governance."

D.    Employees

        At December 31, 2018, we had 65,374 employees. Of our 60,071 employees in Russia, we estimate that 591 were executives; 14,827 were technical and maintenance employees; 31,103 were sales, marketing and customer service staff; and 13,581 were administration and finance staff. In addition, of the 60,071 employees in Russia, we estimate that 18,814 were employed in our retail unit.

        As of December 31, 2018, 3,537 of our employees worked in Ukraine. Of these employees, we estimate that 20 were executives; 880 were technical and maintenance employees; 1,757 were sales, marketing and customer service staff; and 880 were administration and finance staff.

        As of December 31, 2018, 125 of our employees worked in Turkmenistan. Of these employees, we estimate that 9 were executives; 39 were technical and maintenance employees; 5 were sales, marketing and customer service staff; and 72 were administration and finance staff.

        As of December 31, 2018, 1,140 of our employees worked in Armenia. Of these employees, we estimate that 9 were executives; 105 were technical and maintenance employees; 698 were sales, marketing and customer service staff; and 328 were administration and finance staff.

        As of December 31, 2018, 501 of our employees worked in other countries, such as Czech Republic and Belarus (employees of NVision Group subsidiaries). Of these employees, we estimate that

15 were executives; 424 were technical and maintenance employees; 9 were sales, marketing and customer service staff; and 53 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2018 and 2017:

	Years ended December 31
	2018	2017
Russia	60,071	60,442
Ukraine	3,537	2,969
Turkmenistan	125	305
Armenia	1,140	1,157
Other	501	472

Total	65,374	65,345

        Our employees are not unionized, except for 2,300 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.    Share Ownership

        As of April 1, 2019, our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 1, 2019, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2019
Directors and Executive officers	Number	%(1)
Alexey V. Kornya, Executive Director, President and CEO	243,780	0,01361%
Ron Sommer, Chairman of the Board, Non-Executive Director	209,363	0,01169%
Ralph S. Yirikian, General Director of MTS Armenia	208,184	0,01163%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	186,693	0,01043%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	175,675	0,00981%
Valery V. Shorzhin, Vice-President—Digital Business Solutions	150,139	0,00838%
Kirill A. Dmitriev, Vice President—Digital Solutions for Home	100,429	0,00561%
Andrey V. Ershov, President of NVision Group	97,173	0,00543%
Andrey G. Smelkov, Vice-President, Head of business unit MTS Foreign subsidiaries	87,333	0,00488%
Vsevolod V Rozanov, Non-Executive Director	72,792	0,00407%
Igor A. Yegorov, Member of Management Board, Head of Moscow Macro-region	63,623	0,00355%

Total	1,595,184	0,08908%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,790,672,992 ordinary shares outstanding as of April 1, 2019.

        Our management are entitled to remuneration in the form of options granted to them for MTS ordinary shares, which will expire in a weighted average term of approximately 3 years. The transfer of such shares is probable and is subject to certain employment conditions. In 2018, options related compensation accrued in the amount of RUB 554 million.

        The following table sets forth information with respect to our ordinary shares in the form of share options granted to our current directors and executive officers as of April 1, 2019. All shares of common stock have the same voting rights.

	Number of ordinary shares as of April 1, 2019
Directors and Executive officers	Number	%(1)
Alexey V. Kornya, Executive Director, President and CEO	432,116	0.02413%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	261,609	0,01461%
Ralph S. Yirikian, General Director of MTS Armenia	230,347	0,01286%
Kirill A. Dmitriev, Vice President—Digital Solutions for Home	219,030	0,01223%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	212,220	0,01185%
Valery V. Shorzhin, Vice President—Digital Business Solutions	211,335	0,01180%
Andrey G. Smelkov, Vice President—Director of "MTS Foreign Subsidiaries" Business Unit	179,855	0,01004%
Andrey V. Ershov, President of NVision Group	172,337	0,00962%
Igor A. Yegorov, Member of Management Board, Head of Moscow Macro-region	168,766	0,00942%
Vyatcheslav K. Nikolaev, Vice President—Marketing	155,684	0,00869%
Alexander A. Mosyakin, General Director of RTK	145,771	0,00814%
Alexander E. Gorbunov, Vice President—Strategy and Development	129,155	0,00721%
Andrey M. Kamenskiy, Acting Vice-President—Chief Financial Officer	124,371	0,00695%
Olga V. Ustinova, General Director of Vodafone Ukraine	114,671	0,00640%
Inessa V. Galaktionova, Vice President—Sales and Customer Service	93,768	0,00524%
Maria N. Golyandrina, Vice President—HR	87,856	0,00491%
Pavel V. Kuznetsov, General Director of MGTS	72,173	0,00403%
Alexey V. Ivanov, General Director of STV	14,612	0,00082%

Total	3,025,676	0.16897%

(1)
Percentage of ordinary shares in the form of share options granted to each named director and executive officer is based on 1,790,672,992 ordinary shares outstanding as of April 1, 2019.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth, as of April 1, 2019, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2019
Name	Number	Percentage
Sistema(1)	634,674,257	35,44%
Sistema Finance S.A.	44,516,061	2,49%
STA(2)	220,467,234	12,31%
ADS holders(3)	699,237,647	39,05%
Other Public Float (including our directors and executive officers)(4)	191,777,793	10,71%

Total(5)	1,790,672,992	100,0%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and is considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Finance SA, and Sistema Telecom Activy ("STA"). Mr. Evtushenkov is also the chairman of the board of directors of Sistema.

(2)
STA is a limited liability company formed under the laws of Russia. Sistema owns 100% of STA, which became a holder of our 12.31% beneficial ownership after VAST LLC and Invest-Svyaz CJSC, the previous beneficial owners of this ownership interest, were merged into STA in 2010 and 2011, respectively.

(3)
As of April 1, 2019, the total number of ADSs outstanding was 349,618,824, representing underlying ownership of 699,237,647 shares, or approximately 39.05% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is Sberbank of Russia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        Our subsidiaries, MGTS and Bastion, owned 7,569,230 and 95,955,692 of our ordinary shares, respectively, as of April 1, 2019.

        As a result of series of buy-backs during 2018, 2017 and 2016 Stream Digital LLC owned 104,165,997 of our shares as of 1 April, 2019.

        As of April 1, 2019, we held a total of 207,708,583 shares, 67,335,837 of which were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        Sistema's current effective ownership in us is 50.07%.

B.    Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

        In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to date under an agreement with Sistema-Hals. The note was interest free and was repayed in fourth quarter of 2018.

Maxima Advertising Agency

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of RUB 1,018 million, RUB 143 million and 19 million and for services provided in the years ended December 31, 2016, 2017 and 2018, respectively. In 2017 Maxima ceased to be our principal supplier of advertising services.

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

Smart Cards Group

        During the years ended December 31, 2016, 2017 and 2018, we purchased SIM cards and prepaid phone cards for approximately RUB 39 million, RUB 57 million and RUB nil, respectively.

AB Safety

        During the years ended December 31, 2016, 2017 and 2018, we purchased security services from AB Safety, an affiliate of Sistema, for the amount of RUB 271 million, RUB 302 million and RUB 324 million, respectively.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2016, 2017 and 2018, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to RUB 149 million, RUB 149 million and RUB 149 million, respectively. Our main investments are in Sistema Venture Capital (former Sistema Mass Media (SMM)), in which we hold 2.356%, and the value of such investments as of December 31, 2016, 2017 and 2018, amounted to RUB 117 million.

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

MTS Bank

        On July 5, 2018 we acquired the controlling stake in MTS Bank and thus it ceased to be a related party to the Group since the acquisition date (See Note 5 to our audited consolidated financial statements for details).

        We maintain certain bank accounts with MTS Bank, an associate of the Group. As of December 31, 2016 and December 31, 2017, the Group's cash position at MTS Bank amounted to RUB 4,902 million and RUB 13,746 million, respectively, including short-term deposits in the amount of RUB 532 million and RUB 633 million, respectively. The interest accrued on the deposits and cash on current accounts for the years ended December 31, 2016, 2017 and the period from January 1, 2018 till July 5, 2018, amounted to RUB 285 million, RUB 345 million and RUB 448 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements. In January 2017 MTS Bank fully repaid its 10-year subordinated loan, received from the Group in September 2012 in amount of RUB 2,100 million.

        During the years ended December 31, 2016, 2017 and the period from January 1, 2018 till July 5, 2018, we received revenues from mobile and call center services with MTS Bank amounting to RUB 900 million, RUB 1,507 million and RUB 1,271 million, respectively. In addition, during the year ended December 31, 2016, 2017 and the period from January 1, 2018 till July 5, 2018 we received revenues from processing documents for bank cards issue and granting of consumer credits amounting to RUB 372 million, RUB 378 million and RUB 228 million, respectively (agency fees after deduction of cross-fines). Moreover, during the years ended December 31, 2016, 2017 and the period from January 1, 2018 till July 5, 2018 we incurred commission expenses (bank commission and commission for cash collection from subscribers) amounting to RUB 347 million, RUB 2,259 million and RUB 1,217 million, respectively.

East-West United Bank

        We maintain certain bank accounts with East-West United Bank, a subsidiary of Sistema. As of December 31, 2016, December 31, 2017, and December 31, 2018 the Group's cash position at East-West United Bank amounted to RUB 736 million, RUB 5,969 million and RUB 938 million, respectively, including short-term deposits in the amount of RUB nil, RUB 5,810 million and RUB nil, respectively.

MTS Belarus

        During the years ended December 31, 2016, 2017 and 2018, we accrued revenues from roaming agreements with MTS Belarus, our associate company, amounting to RUB 276 million, RUB 248 million and RUB 296 million, respectively. At the same time, during the years ended December 31, 2016, 2017 and 2018 we incurred roaming expenses with MTS Belarus amounting to RUB 161 million, RUB 121 million and RUB 104 million, respectively.

Zifrovoe TV

        In June 2017, we made a cash contribution to Zifrovoe TV in the amount of RUB 171 million.

Accounts receivable and accounts payable

        We had total accounts receivable of RUB 8,094 million, RUB 11,360 million and RUB 8,930 million, from, and total accounts payable of RUB 1,014 million, RUB 1,102 million and RUB 1,301 million to, related parties as of December 31, 2016, 2017 and 2018, respectively. We had total Bank deposits and liabilities of RUB 43,686 million from related parties as of December 31, 2018. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 31 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

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

        In 2012, the Group filed a claim against the Republic of Uzbekistan in the ICSID, part of the World Bank Group, in Washington, D.C.

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated a liquidation process. Uzdunrobita was later liquidated. As a result the Group lost control over the subsidiary and deconsolidated Uzdunrobita.

        In July 2014 the dispute between MTS and the Republic of Uzbekistan was resolved. The parties signed the Settlement Agreement and according to its terms all mutual claims were eliminated. The Settlement Agreement is governed by English law and provides for resolution of any disputes arising out of the Settlement Agreement in the ICSID. ICSID has discontinued international arbitration proceedings between us and the Republic of Uzbekistan following the submission of a joint application by both parties.

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

        In March 2014, we received requests for the provision of information from the SEC and the DOJ relating to a currently conducted investigation of the our former subsidiary in Uzbekistan.

        In July 2015, activities related to our operations in Uzbekistan have been referenced in a civil forfeiture complaints ("The Complaints"), filed by DOJ in the U.S. District Court, Southern District of New York (Manhattan), directed at certain assets of an unnamed Uzbek government official. The Complaints allege among other things that we and certain other parties made corrupt payments to the unnamed Uzbek official to assist their entering and operating in the Uzbekistan telecommunications market. The Complaints are solely directed towards assets held by the unnamed Uzbek

        In March 2019, we reached a resolution with the SEC and the DOJ relating with these investigations.We consented to the entry of the Order by the SEC. The United States District Court for the Southern District of New York approved the DPA entered by us and a plea agreement entered into our former subsidiary in Uzbekistan. Under the agreements with the DOJ, we agreed to pay a total criminal penalty of USD 850 million (RUB 59.1 billion as of December 31, 2018) to the United States. We provided a provision of USD 850 million (RUB 55.8 billion as of the date of accrual), which was recognized as a part of discontinued operations in our audited consolidated statement of profit or loss for the year ended December 31, 2018.

        Under the DPA and the Order, we agreed to appoint an independent compliance monitor. Pursuant to the DPA and the Order, the monitorship will continue for a period of three years, and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and SEC.

        In March 2019, a proposed class action complaint on behalf of Shayan Salim and all other persons similarly situated has been filed in the United States District Court for the Eastern District of New York against MTS PJSC and certain of its managers. The complaint is alleging certain securities law violations relating to the resolution of US government investigations related to our former operations in Uzbekistan. We are reviewing the allegations and intend to defend our interests. It is currently impossible to predict possible implications and amount of the claim reliably. It is possible that additional similar complaints will be filed.

        For additional information please refer to Note 10 and 34 to our audited consolidated financial statements, "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan and "—We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the "FCPA"), and we may be subject to the UK Bribery Act 2010 (the "UK Bribery Act"). Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations," "—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order" and "—We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation."

Turkmenistan

        In July 2018, we filed a Request for Arbitration against the Sovereign State of Turkmenistan with the ICSID in order to protect our legal rights and investments in Turkmenistan. In April 2019 we filed a Memorial (statement of claim) in the dispute with the Sovereign State of Turkmenistan with the ICSID. The case is pending resolution.

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

        In December 2017, the Russian tax authorities completed a tax audit of MTS for the years ended December 31, 2014 and 2015. In August 2018 based on the results of this audit, the Russian tax authorities determined that RUB 596.24 million of additional taxes, fines and penalties were payable by us. We are not considering to appeal this resolution.

        In October 2018, the Russian tax authorities completed a tax audit of RTK JSC for the years ended December 31, 2014, 2015 and 2016. Based on the results of this audit, the Russian tax authorities determined that RUB 46.97 million in additional taxes, fines and penalties were payable by us. We are not considering to appeal this resolution.

        In July 2018, the Russian tax authorities completed a tax audit of NVision Group JSC for the years ended December 31, 2015 and 2016. Based on the results of this audit, the Russian tax authorities determined that RUB 32.7 million in additional taxes, fines and penalties were payable by us. We are not considering to appeal this resolution.

        In January 2018, the Russian tax authorities completed a tax audit of Stream LLC for the years ended December 31, 2014 and 2015. Based on the results of this audit, the Russian tax authorities determined that RUB 20.8 million in additional taxes and fines were payable by us. We appealed this resolution. In August 2018 the Russian tax authorities partially satisfied our petition. The amount to be paid is RUB 2.03 million in additional taxes. We are not considering to appeal this resolution.

        In September 2018, the Russian tax authorities initiated a tax audit of STV LLC for the years ended December 31, 2015, 2016 and 2017 which is on-going.

        In December 2018, the Russian tax authorities completed a secondary tax audit of MGTS for the year ended December 31, 2014. Based on the results of this audit, the Russian tax authorities argued possibility of utilization by MGTS of tax asset in the amount of RUB 1,065.79 million. We are considering to appeal this resolution.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2018, tax declarations of our Russian subsidiaries were open for audit for the preceding three fiscal years. Since 2016, we communicate with tax authorities within Tax Monitoring regime. Under this regime, we disclose information and documents related to calculation of our tax liabilities on-line; the tax year is considered closed for disputes by October of the year following the reporting tax year.

Antimonopoly Proceedings

        In December 2015, the FAS charged MTS, MegaFon, VEON Ltd. (VimpelCom) and Tele2 with violation of antimonopoly laws in respect to pricing of SMS dispatching. In April 2017, the FAS found us, MegaFon and VEON Ltd. (VimpelCom) responsible for the aforementioned violation. VEON Ltd. (VimpelCom) and Tele2 appealed the FAS decision in the Arbitrazh Court. As a result Moscow Arbitrazh Court, the Ninth Arbitrazh Court of Appeal, the Court of Cassation and Federal Arbitration Court of the Moscow District declared the FAS decision unlawful.

        In July 2017, the FAS issued a warning to MTS, MegaFon, Tele2 and VEON Ltd. (VimpelCom) on termination of actions containing signs of violation of the antimonopoly laws in respect of establishing unreasonable differences in tariffication of communication services for subscribers in home region and outside. Following non-compliance with the warning, the FAS started antimonopoly proceeding against us. The FAS also started antimonopoly proceeding against us for establishing high prices for communication services in national roaming. In 2018, we changed the principles and terms of tariffication when travelling about the country. The FAS held us administratively liable and imposed administrative fines in amount of RUB 1 million in respect of each proceeding.

        In August 2018, the FAS charged us and other federal operators with violation of antimonopoly laws in respect to establishing distinguished terms and conditions for SMS pricing for the entities with state-owned equity interest as compared to the terms and conditions for the other entities and establishing unreasonably high SMS prices. Investigation is currently in process. Following the case examination a fine may be imposed on us or illegally obtained income may be recovered.

        The FAS determines the amount of illegally obtained income as the difference between the amount of revenue received from applying monopolistically high prices and the amount of revenue that could have been received if "reasonable" prices were applied. There is no information regarding the level of prices that the FAS considers economically justified. It is not possible to make a reliable estimation of amount of fine that could be imposed.

8.A.8. Dividend Distribution Policy

        On April 8, 2016, our Board of Directors approved dividend policy which sets a target payout of RUB 25.0 - 26.0 per ordinary MTS share (RUB 50.0 - 52.0 per ADR) per calendar year. The policy guarantees a minimum payout of RUB 20.0 per ordinary MTS share (or RUB 40.0 per ADR). The policy covered 2016 - 2018. Payments continued to be made on a semi-annual basis.

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

        On March 21, 2019, our Board of Directors approved new dividend policy which sets a minimum payout of RUB 28.0 per ordinary MTS share (RUB 56.0 per ADR) per calendar year. In determining actual dividends payout, we will consider a number of factors, including cash flow from operations, capital expenditures and debt position. The policy will cover 2019 - 2021. Payments will continue to be made on a semi-annual basis.

B.    Significant Changes

        Ruble bonds placement—In January 2019, MTS issued exchange-traded bonds totaling RUB 10 billion with a coupon rate of 8.70% and a maturity of 5 years.

        Purchase of additional stake in MTS Bank—In February 2019 we purchased additional 39.48% stake in MTS Bank from Sistema for RUB 11.4 billion. Consequently, our share in MTS Bank increased to 94.97%. This acquisition allows us to fully integrate our FinTech business.

        Sale of investment in Ozon Holdings Limited—In March 2019 we sold 18.69% stake in Ozon Holdings Limited, our associate, to Sistema for RUB 7.9 billion.

        Acquisition of shares under Share Repurchase Plan—Since the end of the reporting period we acquired 51,791,867 MTS shares of Common Stock representing 2.6% of share capital issued by MTS. We purchased MTS shares of Common Stock under the Share Repurchase Plan announced in 2018.

        Class action complaint—On March 19, 2019, a proposed class action complaint, captioned Salim v. Mobile TeleSystems PJSC et al., case number 1:19-cv-01589, was filed in the United States District Court for the Eastern District of New York against MTS and certain of its managers. The complaint filed by an individual securities holder on behalf of himself and all similarly situated securities holders alleged violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 with respect to certain public disclosure statements made by us regarding our former business in Uzbekistan and investigations carried out by the SEC and DOJ related thereto. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan."

        New dividend policy—In March 2019, the Board of Directors approved a dividend policy for the calendar years 2019 - 2021, committing to a minimum cumulative dividend payout of RUB 28 per ordinary share (RUB 56 per ADS) per calendar year through two semi-annual payments.

        Ruble bonds placement—In April 2019, MTS completed the placement of Series 001P-08 exchange-traded bonds in the amount of RUB 5 billion with a coupon rate of 8.40% and a maturity of 3.5 years and of Series 001P-09 exchange-traded bonds in the amount of RUB 7.5 billion with a coupon rate of 8.60% and a maturity of 5.5 years.

        Annual General Meeting of Shareholders announcement—In April 2019, our Board of Directors set the date for our AGM for June 27, 2019 and recommended that the AGM approve annual dividends of RUB 19.98 per ordinary MTS share (RUB 39.96 per ADR), or a total of RUB 39.9 billion, based on the full-year 2018 financial results.

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

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2019	$8.49	$7.39	272.10 RUB	250.50 RUB
February 2019	$8.62	$7.44	267.00 RUB	245.85 RUB
January 2019	$8.62	$6.92	266.30 RUB	237.00 RUB
December 2018	$7.72	$6.64	249.80 RUB	222.40 RUB
November 2018	$8.75	$7.31	274.55 RUB	245.05 RUB
October 2018	$8.75	$7.31	275.70 RUB	255.10 RUB
Quarterly High and Low
First Quarter 2019	$8.62	$6.92	272.10 RUB	237.00 RUB
Fourth Quarter 2018	$8.75	$6.64	279.50 RUB	222.40 RUB
Third Quarter 2018	$8.82	$7.25	288.00 RUB	245.25 RUB
Second Quarter 2018	$10.67	$8.32	302.25 RUB	252.00 RUB
First Quarter 2018	$12.80	$10.22	321.00 RUB	271.30 RUB
Fourth Quarter 2017	$11.45	$8.71	296.95 RUB	245.10 RUB
Third Quarter 2017	$11.10	$7.77	294.45 RUB	223.05 RUB
Second Quarter 2017	$11.58	$8.20	285.90 RUB	226.70 RUB
First Quarter 2017	$11.51	$9.28	290.00 RUB	255.20 RUB
Annual High and Low(1)
2018	$12.80	$6.64	321.00 RUB	222.40 RUB
2017	$11.58	$7.77	296.95 RUB	223.05 RUB
2016	$9.64	$5.22	268.30 RUB	200.55 RUB
2015	$12.77	$6.11	271.00 RUB	174.70 RUB
2014	$21.38	$6.17	324.0 RUB	158.5 RUB

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

        In August, 2017, we repurchased 497 treasury shares pursuant to our shareholders' right to demand buy-out following the merger of our subsidiaries into MTS in accordance with applicable laws. As of December 31, 2017, we had 497 treasury shares.

        In September 2018, we repurchased 17,167 treasury shares in the course of buy-back procedure under article 75 of the Federal law "On Joint-Stock Companies." As of December 31, 2018, MTS held 17,664 treasury shares.

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

        To increase the shareholder return, we continued repurchase of the shares in the open market in 2017 and 2018. Thus, as of December 31, 2017, our subsidiaries held a total of 86,339,156 of our shares. As of December 31, 2018 our subsidiaries held a total of 167,621,235 of MTS shares.

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

  •
  any reorganization;

  •
  the conclusion of a major transaction, the value of which exceeds 50% of the balance sheet value of the assets calculated under Russian Accounting Standards ("RAS");

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

        The Joint Stock Companies Law and the Securities Market Law have been amended on December 29, 2012 to adopt new dividend payment rules that came into force January 1, 2014. These amendments include new rules on determining the shareholders entitled to dividend distribution whereby the list of such shareholders is fixed at date determined in the decision of the General shareholders' meeting on the distribution of dividends. The date shall be not earlier than 10 days and not later than 20 days following the date of such decision. The dividends are to be paid to private shareholders registered in the share register of the company within 25 business days and to nominal holders and professional managers within 10 business days from the date on which persons entitled to receive dividends are determined. If shares are held on a depo account with a depository, dividends will be transferred to such shareholders by such depositary within seven business days of receipt of funds by the depositary.

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

  •
  appointment and removal of our independent auditor and of the members of our Auditing Commission and Counting Commission if it is obligatory for the company to have the Auditing Comission;

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

Notice and Participation

        Pursuant to the Joint Stock Companies Law, persons registered in the register of shareholders and entitled to participate in a general shareholders' meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 21 days (or 30 days if the agenda includes an item on reorganization) prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders' meeting to elect the board of directors, persons registered in the register of shareholders and entitled to participate in the general shareholder's meeting must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders' meeting.

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

  •
  formation of the Board of Directors committees;

  •
  determination of principles and approaches to risk management, internal control and audit within the company;

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

        Our internal regulation "On the Board of Directors of Mobile TeleSystems Public Joint Stock Company" (the "Regulation") was approved by the annual shareholders' meeting on June 28, 2018. In accordance with clause 2.2.2 of the Regulation, the members of the Board of Directors have the right to:

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

        In public joint stock companies consent or subsequent approval of the transaction shall be granted (if requested by the sole director, a member of the management board, a member of the board of directors or a shareholder owning at least 1% of the company's voting shares) by a majority of disinterested directors of the company which within one year prior to the decision:

          1)    did not act as persons performing functions of the sole executive body, including its executive manager, members of the company's management board or members of the management bodies of the company's managing organization;

          2)    did not have spouses, parents, children, adoptive parents and adopted children, full and half brothers and sisters acting as members of the company's management bodies, members of the management bodies of the company's managing organization or of its executive manager; and

          3)    did not control the company or the company's managing organization (including its executive manager) or were not entitled to issue instructions binding on the company (collectively, "independent directors").

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

  •
  the value of the transaction or the subject matter under the transaction does not exceed 0.1% of the company's balance sheet assets calculated according to RAS and it also does not exceed the threshold set out by the CBR for these purposes.

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

Change in Control

Anti-takeover Protection

        Russian legislation requires the following:

  •
  A person intending to acquire more than 30% of a public joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares (the "voluntary offer").

  •
  A person that has acquired more than 30% of a public joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class (the "mandatory offer") and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted average market price of the shares over the six month period before the filing of the offer with the CBR as described below, if the shares are publicly traded, or on a price supplied by an appraiser if the shares have no or insufficient (less than six months) trading history. The mandatory trading history. The public tender offer price may not be less than the highest price at which the offeror or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. From the moment of acquisition of more than 30% of the shares until the date the offer was sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% of the company's ordinary shares and voting preferred shares (regardless of the size of their actual holdings). These rules also apply to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's issued ordinary shares and voting preferred shares.

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

  •
  Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company's shareholders' meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of interested party and certain major transactions, and on certain other significant matters.

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

        According to the amendments made by the Federal law No. 275-FZ dated October 5, 2015 starting from January 5, 2016 the regulations in relation to the abovementioned register were repealed and only the combined value of assets or combined annual revenues of the companies involved in the transaction is taken in account. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations."

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

        In addition, foreign investors are required to notify the FAS about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of a strategic company and other transactions or other actions preapproved in accordance with the Strategic Foreign Investment Law.

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

Notification of Foreign Ownership

        Legal entities and individual entrepreneurs who acquire shares in Russian joint stock companies are required to notify the Russian tax authorities (in case the share of direct participation exceeds 10%) within one month following such acquisition. According to the official clarifications of the Ministry of Finance, this requirement only concerns foreign persons registered as individual entrepreneurs in Russia, whereas legal entities incorporated outside Russia do not have this obligation.

C.    Material Contracts

        The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business.

Eurobonds

        On May 28, 2013, we issued U.S. dollar-denominated Loan Participation Notes in the amount of $500 million (RUB 16.4 billion as of December 31, 2013) with an annual interest rate of 5.00% and a maturity in June 2023. The proceeds will be used for general corporate purposes. The notes were issued by MTS International Funding DAC, a private company organized and existing as a private limited company under the laws of Ireland, and are listed on the Irish Stock Exchange. Proceeds were on-lent to us pursuant to a loan agreement between us and MTS International Funding DAC.

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

Ruble bonds

        On April 3, 2013, we issued exchange-traded Series 1 ruble bond on Moscow Exchange. The bond is worth RUB 10 billion and has a maturity of ten years. Coupons are to be paid semiannually at the rate of 8.25%. Bond holders will have the right under a five-year put option to sell the bonds to us. Following the announcement of new coupon rate of 6.85% in April 2018, the Group repurchased the bonds at the request of eligible bondholders in total amount of RUB 7.4 billion of notes. In April 2018, we placed the bonds through secondary offering in the total amount of RUB 6.8 billion. The proceeds from the bond placement were used for general corporate needs.

        On September 2, 2016, we issued RUB 10 billion exchange-traded Series 2 bonds with a maturity of 15 years and a two year put option on Moscow Exchange. Coupons are to be paid semiannually at the rate of 9.4% per annum. The proceeds from bonds were used for general corporate needs. Following the announcement of new coupon rate of 7.85% in September 2018, the Group repurchased the bonds at the request of eligible bondholders in the total amount of RUB 8.9 billion of notes.

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

        On December 5, 2017 we placed RUB 10 billion exchange-traded bonds with a maturity of one year and 7.70% coupon per annum. Coupons are to be paid semiannually The proceeds from bonds were used for general corporate needs. The bonds were redeemed in full amount in December 2018.

        On March 7, 2018 we completed the placement of Series 001P-05 and Series 001P-06 exchange-traded bonds totaling RUB 20 billion on the Moscow Exchange (MOEX). The Series 001P-05 bond issue in the amount of RUB 10 billion was placed with a semi-annual coupon rate of 7.10% and a maturity of 3.5 years. The Series 001P-06 bond issue in the amount of RUB 10 billion was placed with a semi-annual coupon rate of 7.25% and a maturity of 7 years.

Agreement with Apple

        In April 2017, the Group entered into an unconditional purchase agreement with Apple Rus LLC to buy 615 thousand iPhone handsets at list prices at the dates of respective purchases over a period ending June 30, 2019. Pursuant to the agreement the Group is also required to incur certain iPhone advertising and promotion costs. As of December 31, 2018 the Group fully completed total purchase installment contemplated by the agreement.

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

        We do not believe that we were a PFIC for the year ended December 31, 2018. However, our possible status as a PFIC must be determined annually and may be dependent in part on the market price of our ADSs, which may be volatile. Therefore, our possible status as a PFIC may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

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

Additional Reporting Requirements

        Certain U.S. Holders who are individuals and certain specified non-individual holders may be required to report information relating to an interest in the ADSs, subject to certain exceptions

(including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs.

FATCA

        Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as "FATCA" generally impose 30% withholding on certain "withholdable payments" and, in the future, may impose such withholding on "foreign passthru payments" made by a "foreign financial institution" (each as defined in the Code). Prospective investors should consult their tax advisors regarding the potential impact of FATCA and any non-U.S. legislation implementing FATCA on the investment in ADSs.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Our electronic filings are available at the SEC website www.sec.gov. Information about Mobile TeleSystems is also available on the Internet at www.ir.mts.ru Information included in our website does not form part of this document.

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

Interest Rate Risk

        We are exposed to variability in cash flow primarily related to our variable interest rate debt and exposed to fair value risk related to our fixed rate notes. As of December 31, 2018, RUB 10,980 million, or 2.98% of our total indebtedness, excluding capital leases, was variable interest rate debt, while RUB 357,155 million, or 97.02% of our total indebtedness, excluding capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2018.

Contractual Maturity Date as of December 31, 2018:

Indebtedness	Currency	2019	2020	2021	2022	2023	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2018)
	(amounts in millions of RUB)
Variable debt
Citibank	USD	2,071	2,071	2,071	2,071	2,071	1,035	11,390	3.78%
Total variable debt		2,071	2,071	2,071	2,071	2,071	1,035	11,390

Weighted average interest rate		3.78%	3.78%	3.78%	3.78%	3.78%	3.78%	3.78%
Fixed-rate notes
MTS International Notes due 2020	USD	—	20,903	—	—	—	—	20,903	8.63%
MTS PJSC Notes due 2020	RUB	—	40	—	—	—	—	40	7.90%
MTS International Notes due 2023	USD	—	—	—	—	31,147	—	31,147	5.00%
MTS PJSC Notes due 2022 (V series)	RUB	—	—	12	—	—	—	12	0.25%
MTS PJSC Notes due 2023	RUB	—	9,352	—	—	—	—	9,352	6.85%
MTS PJSC Notes due 2031	RUB	1,080	—	—	—	—	—	1,080	7.85%
MTS PJSC Notes due 2022	RUB	—	—	—	10,000	—	—	10,000	9.00%
MTS PJSC Notes due 2021	RUB	—	—	10,000	—	—	—	10,000	8.85%
MTS PJSC Notes due 2022	RUB	—	—	—	15,000	—	—	15,000	7.70%
MTS PJSC Notes due 2021	RUB	—	—	10,000	—	—	—	10,000	7.10%
MTS PJSC Notes due 2025	RUB	—	—	—	—	—	10,000	10,000	7.25%
Fixed-rate bank loans
Sberbank	RUB	—	35,000	—	—	—	—	35,000	7.50%
Sberbank	RUB	—	10,000	40,000	20,000	—	—	70,000	8.59%
Sberbank	RUB	—	40,000	—	—	—	—	40,000	7.88%
Ekvant	RUB	36	36	36	36	36	28	208	0.00%
ZTE Ukraine	UAH	16	6	—	—	—	—	22	28.00%
ZTE Corporation	USD	53	—	—	—	—	—	53	15.00%
VTB	RUB	—	3,500	1,500	—	—	—	5,000	7.99%
VTB	RUB	—	—	20,000	—	—	—	20,000	7.20%
VTB	RUB	—	—	25,000	—	—	—	25,000	7.65%
VTB	RUB	—	—	50,000	—	—	—	50,000	8.65%
Total fixed debt		1,185	118,837	156,548	45,036	31,183	10,028	362,817

Weighted average interest rate		7.81%	7.81%	7.78%	7.02%	5.54%	7.23%	7.20%

        We would have experienced an additional interest expense of approximately RUB 201 million on an annual basis as a result of a hypothetical increase in variable rates by 1% over the current rate as of December 31, 2018. The rates of EUR and USD as of December 31, 2018 were used in calculations.

        The fair value of our publicly traded fixed-rate notes as of December 31, 2018, ranged from 91.88% to 105.28% of the notional amount. As of December 31, 2018, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 24 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2018
		(amounts in millions of Rubles)
Fixed-to-variable Interest Rate Swap Agreements
Swap agreement with Sberbank to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45	March 2020	7,000	(33.1)
Swap agreement with Merill Lynch to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45%	March 2020	3,000	(9.5)

        As of December 31, 2018, approximaely 5.8% of our fixed interest rate debt was hedged against risks of changes in value of the debt. We continue to consider other financial instruments available to us to mitigate exposure to debts' value fluctuations.

        We also use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates. We primarily focus on reducing risk caused by the fluctuations in interest rates for our variable-rate long-term debt. According to our policy, we have entered into several cross-currency interest rate swap agreements. Most of these contracts, which hedge the risk of both interest rate and currency fluctuations, assume periodical exchanges of interest payments or both principal and interest payments from ruble-denominated amounts to U.S. dollar-denominated amounts, to be exchanged at specified rates. The rates were determined with reference to the market spot rates upon issuance. These contracts also include an interest rate swap of a variable U.S. dollar-denominated interest rate to a fixed ruble-denominated interest rate. All of our cross-currency interest rate swaps agreements mature in 2019, 2020, 2023 and 2024.

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2018
		(amounts in millions of Rubles)
Cross-currency Interest Rate Swap Agreements
Swap agreements with Sberbank to pay a fixed rates of 7.095% and receive a variable interest rate of 6m LIBOR	September 2020	2,331	787
Swap agreements with HSBC bank Plc to pay a fixed rates of 8.13% and receive a variable interest rate of 6m LIBOR	June 2019	732	73
Swap agreement with VTB bank to pay a fixed rate of 8.2% and receive a variable interest rate of 6m LIBOR	June 2019	2,191	217
Swap agreements with Sberbank to pay a fixed rates of 8.29% to 8.3125% and receive a variable interest rate of 6m LIBOR	June 2024	4,410	637
Swap agreements with Rosbank to pay a fixed rates of 7.924% to 8.2965% and receive a variable interest rate of 6m LIBOR	June 2024	8,499	1,510
Swap agreements with VTB bank to pay a variable Central Bank key rate (not less than 7%) + (–0.02%)–0.575% and receive a fixed interest rate of 5%	May 2023	20,841	649

        As of December 31, 2018, approximately 100% of our variable interest rate debt was hedged against interest rate risks.

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2014	67.79	32.66	39.34	56.26
2015	72.88	49.18	62.01	72.88
2016	83.59	60.27	66.35	60.66
2017	60.75	55.85	58.10	57.60
2018	69.97	55.67	62.71	69.47

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2018	63.49	62.10
August 2018	68.53	62.35
September 2018	69.97	65.59
October 2018	66.97	65.22
November 2018	68.00	65.58
December 2018	69.52	66.24
January 2019	69.47	65.92
February 2019	66.70	65.26
March 2019	66.08	63.74

  Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 18, 2019 was 63.95 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of

Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2013	7.99	7.99	7.99	7.99
2014	15.85	7.99	12.19	15.77
2015	30.01	15.75	21.81	24.00
2016	27.25	23.27	25.69	27.19
2017	28.07	25.44	26.67	28.07
2018	28.88	25.92	27.20	27.69

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
July 2018	26.76	26.19
August 2018	28.28	26.87
September 2018	28.49	28.03
October 2018	28.34	27.92
November 2018	28.39	27.75
December 2018	28.39	27.27
January 2019	28.27	27.51
February 2019	27.74	26.90
March 2019	27.26	26.31

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for April 18, 2019 was 26.69 hryvnias per U.S. dollar.

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

        We would experience a currency exchange loss of RUB 176 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 1.0% increase in the ruble/hryvnia/manat/dram/sum to U.S. dollar exchange rate at December 31, 2018. We would experience a currency exchange gain of RUB 152 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 1.0% increase in the ruble/hryvnia/manat/dram to euro exchange rate at December 31, 2018. We are unable to estimate future loss of earnings as a result of such changes.

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

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2018, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013).

        As a result of management's evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2018 was effective.

        Management excluded from its assessment the internal control over financial reporting at PJSC "MTS Bank," which was acquired on July 5, 2018 and whose financial statements constitute 17% of total assets and 2% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our assessment did not include the internal control over financial reporting at PJSC "MTS Bank."

        The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited and assessed as effective by independent registered public accounting firm AO Deloitte & Touche CIS, who has also audited and reported on our consolidated financial statements.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

(c)
Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of Mobile TeleSystems PJSC and subsidiaries (the "Group") as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Group and our report dated March 19, 2019 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Group's adoption of a new accounting standard.

        As described in the Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at MTS Bank PJSC, which was acquired on July 5, 2018 and whose financial statements constitute 17% of total assets and 2% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at MTS Bank PJSC.

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

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ AO Deloitte & Touche CIS
Moscow, Russia
March 19, 2019

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

Item 16B.    Code of Ethics

        The current version of our Code of Ethics was adopted on October 19, 2018. Our Code of Ethics applies to all of our officers, directors and employees. The new Code of Ethics did not substantively alter any of its requirements as compared with the code of ethics that was in effect prior to the approval of the new Code of Ethics.

        A copy of our Code of Ethics is available on our website at http://ir.mts.ru/.

Item 16C.    Principal Accountant Fees and Services

        AO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two-year period ended December 31, 2018 and 2017 for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by AO Deloitte & Touche CIS and its affiliates in 2018 and 2017, respectively.

	Year ended December 31,
	2018	2017
	(in thousands of Russian rubles)
Audit Fees	165,011	125,070
Audit-Related Fees	4,093	9,700
Tax Fees	308	950
All Other Fees	1,690	8,290

Total	171,102	144,010

Audit Fees

        The Audit Fees for the years ended December 31, 2018 and 2017 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with IFRS, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with IFRS, statutory audits.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2018 and 2017 mainly included fees for agreed-upon procedures related to audited financial statements and procedures to support ongoing investigations related to our former subsidiary in Uzbekistan.

Tax Fees

        The Tax Fees for the years ended December 31, 2018 and 2017 include the fees principally related to tax compliance services.

All Other Fees

        All Other Fees for the year ended December 31, 2018 primarily relate to an agreed-upon procedures engagement on non-financial information; for the year ended December 31, 2017 - to non-recurring internal audit function assessment and other quality assessment services.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of AO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of AO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2018. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(C)(1).

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

        In July 2018, we launched a share repurchase plan for repurchase of MTS ordinary shares (including ordinary shares represented by ADSs) for an amount up to RUB 30 billion under Rule 10b5 1 and Rule 10b 18 of the Exchange Act (the "Repurchase Plan"). Also, we entered into a sale and repurchase agreement with Sistema Finance S.A., a subsidiary of Sistema, to acquire any number of shares proportional to any shares acquired from the market under the Repurchase Plan. The Repurchase Plan is carried out by our subsidiary Bastion LLC.

        As a result of Repurchase Plans by the end of 2018 Stream Digital LLC and Bastion LLC repurchased 81,251,382 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 4.1% of our issued share capital for RUB 22,148 million.

        In 2019, Bastion LLC repurchased 51,791,867 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 2.6% of our issued share capital.

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

  •
  For U.S. companies, the NYSE standards require that the audit committee have a minimum of three members. Russian law does not contain such a requirement. Our audit committee comprises of four members.

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

        We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://ir.mts.ru/about-mts/corporate-governance/default.aspx).

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of AO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016:
Consolidated statement of financial position as of December 31, 2018 and 2017	F-3 - F-4
Consolidated statement of profit or loss for the years ended December 31, 2018, 2017 and 2016	F-5
Consolidated statements of comprehensive income for the years ended December 31, 2018, 2017 and 2016	F-6
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2018, 2017 and 2016	F-7 - F-8
Consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016	F-9 - F-10
Notes to the consolidated financial statements	F-11 - F-111

Item 19.    Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems PJSC, restated version No. 14, as approved by the General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 28, 2018 (English translation).*
1.2
Amendments and Additions to the Charter of Mobile TeleSystems PJSC (Version No. 14), as approved by General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 28, 2018 (English translation).
1.3	Amendments to the Charter of Mobile TeleSystems PJSC (Version No. 14), as approved by General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 28, 2018 (English translation).
1.4	Code of Corporate Conduct and Business Ethics of Mobile TeleSystems PJSC approved by the Board of Directors of Mobile TeleSystems PJSC on September 21, 2018 (English translation).
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
4.4
Vodafone Ukraine License No. 813 for provision of provision of services of mobile telephone communications with the right of maintenance and operation of telecommunication networks and provision for use of telecommunication channels in the territory of the Ukraine (English translation) is incorporated herein by reference to Exhibit 4.252 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.5
Vodafone Ukraine License No. 815 for provision of provision of services of mobile telephone communications with the right of maintenance and operation of telecommunication networks and provision for use of telecommunication channels in the entire territory of Ukraine in accordance with the License Terms in the territory of the Ukraine (English translation) is incorporated herein by reference to Exhibit 4.253 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.6
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
4.8
MTS License No. 101245 for provision of data communication services for the purposes of voice data communication in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.254 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.9
MTS License No. 101246 for provision of telematic communication services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.255 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.10
MTS License No. 101247 for provision of mobile radio telephone communication services in the territory of the Asian Russia (English translation) is incorporated herein by reference to Exhibit 4.256 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.11	MTS License No. 101248 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.257 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.12
MTS License No. 104893 for provision of local, international and intercity phone communication service in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.258 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.13
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
4.14
MTS License No. 118159 for provision of telematic communication services in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.187 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.15
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
4.16
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
4.17
MTS License No. 119985 for provision of communication services for the purpose of broadcasting in the territory of the Chukotsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.172 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.18
MTS License No. 120894 for provision of mobile radio telephone communication services in the territory of the KabardinoBalkar Republic (English translation) is incorporated herein by reference to Exhibit 4.259 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.19
MTS License No. 120895 for provision of mobile radio telephone communication services in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.260 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.20	MTS License No. 122267 for provision of data transmission services for the purpose of voice transmission in the territory of the Tver region (English translation) is incorporated herein by reference to Exhibit 4.126 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.21
MTS License No. 122268 for provision of communication services for the purpose of cable broadcasting in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.173 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.22
City Telecom CJSC License No. 122706 for provision of data communication services for voice transmission in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.220 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.23
MTS License No. 122730 for provision of data transmission services for the purpose of voice transmission in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.131 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.24
MTS License No. 122731 for provision of data transmission services for the purpose of voice transmission in the territory of the Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.143 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.25
MTS License No. 123559 for provision of intrazonal telephone communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.130 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.26
MTS License No. 123560 for provision of data transmission services for the purpose of voice transmission in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.125 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.27
MTS License No. 123658 for provision of intrazonal telephone communication services (GSM-900/1800 network) in the territory of the Nizny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.147 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.28	Sputnikovoe TV License No. 123687 for provision of communication services for the purpose of broadcasting in the territory of the Adygea Republic, the Altai Republic, the Bashkortostan Republic, the Buryatiya Republic, the Dagestan Republic, the Ingushetia Republic, the KabardinoBalkar Republic, the Kalmykia Republic, the KarachaevoCherkesia Republic, the Karelia Republic, the Komi Republic, the Mari-El Republic, the Mordovia Republic, the Sakha Republic (Yakutia), the Severnaya Osetia Alania Republic, the Tatarstan Republic, the Tuva Republic, the Udmurt Republic, the Khakassia Republic, the Chechen Republic, the Chuvashia Republic, the Altai region, the Zabaykalsky Territory, the Krasnodar region, the Krasnoyarsk region, the Perm region, the Primorsky Territory, the Stavropol Territory, the Khabarovsk Territory, the Amur region, the Arkhangelsk region, the Astrakhan region, the Belgorod region, the Bryansk region, the Vladimir region, the Volgograd region, the Vologda region, the Voronezh region, the Ivanovo region, the Irkutsk region, the Kaliningrad region, the Kaluga region, the Kemerovo region, the Kirov region, the Kostroma region, the Kurgan region, the Kursk region, the Leningrad region, the Lipetsk region, the Moscow region, the Nizhny Novgorod region, the Novgorod region, the Novosibirsk region, the Omsk region, the Orenburg region, the Orel region, the Penza region, the Pskov region, the Rostov region, the Ryazan region, the Samara region, the Saratov region, the Sakhalin region, the Sverdlovsk region, the Smolensk region, the Tambov region, the Tver region, the Tomsk region, the Tula region, the Tyumen region, the Ulyanovsk region, the Chelyabinsk region, the Yaroslavl region, Moscow, St Petersburg, Sevastopol, the Jewish Autonomous region, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.152 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.29
MTS License No. 124558 for provision of communications services for the provision of communication channels in the territory of the Jewish Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.153 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.30
MTS License No. 124994 for provision of data transmission services for the purpose of voice transmission in the territory of St. Petersburg (English translation) is incorporated herein by reference to Exhibit 4.128 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.31
MTS License No. 125651 for provision of telematic communication services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.139 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.32
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

Exhibits No.	Description
4.33	MGTS License No. 125848 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.138 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.34
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
4.35
MTS License No. 127169 for provision of telematic communication services in the territory of the Khabarovsk Territory (English translation)is incorporated herein by reference to Exhibit 4.288 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.36
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
4.37
MTS License No. 127171 for provision of communications services for the provision of communication channels in the territory of the Primorye Territory (English translation) is incorporated herein by reference to Exhibit 4.180 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.38
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
4.39
MTS License No. 127678 for provision of telematic communication services in the territory of the Stavropol Territory (English translation) is incorporated herein by reference to Exhibit 4.291 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.40
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
4.41
MTS License No. 127680 for provision of telematic communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.290 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.42	MTS License No. 127681 for provision of telematic communication services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.287 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.43
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
4.44
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
4.45
MTS License No. 127684 for provision of telematic communication services in the territory of the Vologda region (English translation) is incorporated herein by reference to Exhibit 4.292 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.46
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
4.47
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
4.48
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
4.49
MTS License No. 127688 for provision of telematic communication services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.278 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.50
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

Exhibits No.	Description
4.51	MTS License No. 127698 for provision of intrazonal telephone communication services in the territory of the Moscow region, Moscow (English translation) is incorporated herein by reference to Exhibit 4.302 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.52
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
4.53
MTS License No. 128518 for provision of telematic communication services in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.274 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.54
MTS License No. 128519 for provision of telematic communication services in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.248 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.55
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
4.56
MTS License No. 128521 for provision of telematic communication services in the territory of the Republic of Tuva (English translation) is incorporated herein by reference to Exhibit 4.279 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.57
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
4.58
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
4.59
MTS License No. 128525 for provision of telematic communication services in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.277 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.60	MTS License No. 128526 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.272 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.61
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
4.62
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
4.63
MTS License No. 128529 for provision of communications services for the provision of communication channels in the territory of the Republic of Tuva (English translation) is incorporated herein by reference to Exhibit 4.258 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.64
MTS License No. 128530 for provision of telematic communication services in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.264 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.65
MTS License No. 128533 for provision of communications services for the provision of communication channels in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.260 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.66
MTS License No. 128534 for provision of data transmission services, except for data transmission services for the purpose of voice transmission Republic of Altai (English translation) is incorporated herein by reference to Exhibit 4.268 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.67
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
4.68
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

Exhibits No.	Description
4.69	MTS License No. 129415 for provision of communication services for the purpose of wire broadcasting in the territory of the Perm Territory (English translation) is incorporated herein by reference to Exhibit 4.266 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.70
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
4.71
MTS License No. 129943 for provision of communications services for the provision of communication channels in the territory of the Chuvash Republic—Chuvashia (English translation) is incorporated herein by reference to Exhibit 4.249 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.72
MTS License No. 129944 for provision of telematic communication services in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.257 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.73
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
4.74
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
4.75
MTS License No. 129947 for provision of data telematic communication services in the territory of the Republic of Adygeya (English translation) is incorporated herein by reference to Exhibit 4.250 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.76
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
4.77
MTS License No. 129949 for provision of telematic communication services in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.254 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.78	MTS License No. 129950 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Ryazan region: Ryazan (English translation) is incorporated herein by reference to Exhibit 4.256 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.79
MTS License No. 129951 for provision of telematic communication services in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.251 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.80
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
4.81
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
4.82
MTS License No. 129954 for provision of mobile radio telephone services in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.294 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.83
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
4.94
MTS License No. 131717 for provision of telematic communication services in the territory of the Chuvashia Republic, Mordovia Republic (English translation) is incorporated herein by reference to Exhibit 4.263 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.95	MTS License No. 131718 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Mordovia Republic, the Chuvash Republic—Chuvashia (English translation) is incorporated herein by reference to Exhibit 4.231 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.96
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
4.99
Sibintertelecom CJSC License No. 132674 for provision of telematic communication services in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.264 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.100
Sibintertelecom CJSC License No. 132676 for provision of data communication services, except for data communication services for voice transmission in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.265 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.101
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

Exhibits No.	Description
4.103	MTS License No. 134508 for provision of data transmission services for the purpose of voice transmission in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.219 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.105
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

Exhibits No.	Description
4.111	MTS License No. 135029 for provision of data transmission services for the purpose of voice transmission in the territory of the Primorye Territory, the Sakhalin region, Irkutsk region (excluding the Ust-Ordyn Buryat District) (English translation) is incorporated herein by reference to Exhibit 4.222 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.113
Teleservice OJSC License No. 135893 for provision of data communication services, except for data communication services for voice transmission in the territory of the Voronezh region (English translation) is incorporated herein by reference to Exhibit 4.266 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.114
Teleservice OJSC License No. 135894 for provision of telematic communication services in the territory of the Voronezh region (English translation) is incorporated herein by reference to Exhibit 4.267 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.115
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
4.117
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

Exhibits No.	Description
4.119	MTS License No. 135960 for provision of intrazonal telephone communication services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.215 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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

Exhibits No.	Description
4.128	MTS License No. 136448 for provision of mobile radio telephone services in the territory of the Orenburg Region (English translation) is incorporated herein by reference to Exhibit 4.205 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.132
MGTS License No. 137356 for provision of data transmission services for cabe broadcasting in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.231 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.133
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
4.137
Teleservice JSC License No. 138177 for provision of telecommunication services for cabe broadcasting in the territory of the Voronezh Region (English translation) is incorporated herein by reference to Exhibit 4.232 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.138
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
4.140
MTS License No. 138261 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Rostov Region (English translation) is incorporated herein by reference to Exhibit 4.232 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.141
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
4.143
MTS License No. 138952 for provision of telecommunication services for wired radio broadcasting in the territory of the Sverdlovsk Region (English translation) is incorporated herein by reference to Exhibit 4.237 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.144	MTS License No. 138956 for provision of mobile radio communication services in the allocated telecommunications network in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation) is incorporated herein by reference to Exhibit 4.238 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.145
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
4.146
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
4.147
MTS License No. 140459 for provision of telematic communication services in the territory of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.241 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.148
MTS License No. 141521 for provision of mobile radio telephone communication services in the territory of the Republic Altai (English translation) is incorporated herein by reference to Exhibit 4.244 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.149
MTS License No. 141543 for provision of mobile radio telephone communication services in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.245 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.150
MTS License No. 141344 for provision of data communication services, except for data communication services for voice transmissions in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.246 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.151
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

Exhibits No.	Description
4.152	MTS License No. 142346 for provision of telematic communication services in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.248 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.153
MTS License No. 144269 for provision of mobile radio telephone communication services in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.250 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.154
MTS License No. 144270 for provision of mobile radio telephone communication services in the territory of the Republic of North Ossetia-Alania (English translation) is incorporated herein by reference to Exhibit 4.251 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.155
MTS License No. 145056 for provision of telematic communication services in the territory of the Republic of Karelia, Arkhangelsk Region, Vologda Region, Kaliningrad Region, Leningrad Region, Murmansk Region, Novgorod Region, Saint Perterburg, Nenets Autonomus District (English translation) is incorporated herein by reference to Exhibit 4.255 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.156
MTS License No. 145058 for provision of mobile radio telephone communication services in the allocared lelecommunications network in the territory of the Orenburg Region (English translation) is incorporated herein by reference to Exhibit 4.254 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.157
MTS License No. 145059 for provision of mobile radio telephone communication services in the territory of the Volgograd Region (English translation) is incorporated herein by reference to Exhibit 4.255 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.158
MTS License No. 145060 for provision of intra-area telephone communication services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.256 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.159
MTS License No. 145447 for provision of intra-area telephone communication services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.257 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.160
MTS License No. 145493 for provision of telematic communication services in the territory of the Russion Federation (English translation) is incorporated herein by reference to Exhibit 4.258 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.161	MTS License No. 146066 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.259 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
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
4.163
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
4.165
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
4.166
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
4.167
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

Exhibits No.	Description
4.168	MTS License No. 146073 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Altai Territory (English translation) is incorporated herein by reference to Exhibit 4.266 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.169
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
4.170
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
4.171
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
4.172
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
4.173
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
4.174
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

Exhibits No.	Description
4.175	MTS License No. 146080 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Astrakhan Region (English translation) is incorporated herein by reference to Exhibit 4.273 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.176
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
4.177
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
4.178
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
4.179
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
4.181
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

Exhibits No.	Description
4.182	MTS License No. 146088 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.281 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.183
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
4.184
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
4.185
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
4.187
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
4.188
MGTS License No. 146656 for provision of data communication services for voice transmission in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.268 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.189
MTS License No. 147352 for provision of telematic communications services in the territory of the Altai Territory (English translation) is incorporated herein by reference to Exhibit 4.288 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.190	MTS License No. 147353 for provision of mobile radio telephone communications services in the territory of the Moscow Region and Moscow (English translation) is incorporated herein by reference to Exhibit 4.289 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
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
4.193
MTS License No. 148176 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.270 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.194
MTS License No. 148177 for provision of mobile radio telephone communication services in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.271 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.195
MTS License No. 149146 for provision of data communication services for voice transmission in the territory of the Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.273 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.196
MTS License No. 149147 for provision of communication channel provision services in the territory of the Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.274 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.197
MTS License No. 149148 for provision of data communication services for voice transmission in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.275 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.198
MTS License No. 149149 for provision of data communication services for voice transmission in the territory of the Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.276 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.199	MTS License No. 149150 for provision of data communication services for voice transmission in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.277 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.200
MTS License No. 149151 for provision of data communication services for voice transmission in the territory of the Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.278 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.201
MTS License No. 149152 for provision of data communication services for voice transmission in the territory of the Kirov region (English translation) is incorporated herein by reference to Exhibit 4.279 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.202
MTS License No. 149153 for provision of data communication services for voice transmission in the territory of the Murmansk region (English translation) is incorporated herein by reference to Exhibit 4.280 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.203
MTS License No. 149154 for provision of data communication services for voice transmission in the territory of the Stavropol territory (English translation) is incorporated herein by reference to Exhibit 4.281 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.204
MTS License No. 149155 for provision of data communication services for voice transmission in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.282 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.205
MTS License No. 149156 for provision of data communication services for voice transmission in the territory of the Buryatiya Republic (English translation) is incorporated herein by reference to Exhibit 4.283 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.206
MTS License No. 149157 for provision of data communication services for voice transmission in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.284 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.207
MTS License No. 149158 for provision of data communication services for voice transmission in the territory of the Mordovia Republic (English translation) is incorporated herein by reference to Exhibit 4.285 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.208	MTS License No. 149159 for provision of data communication services for voice transmission in the territory of the KarachaevoCherkesia Republic (English translation) is incorporated herein by reference to Exhibit 4.286 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.209
MTS License No. 149160 for provision of data communication services for voice transmission in the territory of the Ingushetia Republic (English translation) is incorporated herein by reference to Exhibit 4.287 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.210
MTS License No. 149161 for provision of data communication services for voice transmission in the territory of the Altai territory (English translation) is incorporated herein by reference to Exhibit 4.288 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.211
MTS License No. 149162 for provision of data communication services for voice transmission in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.289 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.212
MTS License No. 149163 for provision of data communication services for voice transmission in the territory of the KabardinoBalkar Republic (English translation) is incorporated herein by reference to Exhibit 4.290 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.213
MTS License No. 149164 for provision of data communication services for voice transmission in the territory of the Adygeya Republic (English translation) is incorporated herein by reference to Exhibit 4.291 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.214
MTS License No. 149165 for provision of data communication services for voice transmission in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.292 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.215
MTS License No. 149166 for provision of data communication services for voice transmission in the territory of the Chelyabinsk region (English translation) is incorporated herein by reference to Exhibit 4.293 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.216
MTS License No. 149167 for provision of data communication services for voice transmission in the territory of the Karelia Republic (English translation) is incorporated herein by reference to Exhibit 4.294 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.217	MTS License No. 149168 for provision of data communication services for voice transmission in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.295 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.218
MTS License No. 149169 for provision of data communication services for voice transmission in the territory of the Kurgan region (English translation) is incorporated herein by reference to Exhibit 4.296 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.219
MTS License No. 149170 for provision of data communication services for voice transmission in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.297 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.220
MTS License No. 149171 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.298 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.221
MTS License No. 149172 for provision of data communication services for voice transmission in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.299 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.222
MTS License No. 149173 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.300 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.223
MTS License No. 149174 for provision of communication channel provision services in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region (English translation) is incorporated herein by reference to Exhibit 4.301 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.224
MTS License No. 149175 for provision of data communication services for voice transmission in the territory of the Kostroma region (English translation) is incorporated herein by reference to Exhibit 4.302 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.225	MTS License No. 149176 for provision of data communication services for voice transmission in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.303 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.226
MTS License No. 149177 for provision of data communication services for voice transmission in the territory of the Pskov region (English translation) is incorporated herein by reference to Exhibit 4.304 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.227
MTS License No. 149178 for provision of data communication services for voice transmission in the territory of the Amur region (English translation) is incorporated herein by reference to Exhibit 4.305 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.228
MTS License No. 149179 for provision of data communication services for voice transmission in the territory of the Dagestan Republi (English translation) is incorporated herein by reference to Exhibit 4.306 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.229
MTS License No. 149180 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.307 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.230
MTS License No. 149181 for provision of data communication services for voice transmission in the territory of the Kamchatka region (English translation) is incorporated herein by reference to Exhibit 4.308 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.231
MTS License No. 149182 for provision of data communication services for voice transmission in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.309 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.232
MTS License No. 149183 for provision of data communication services for voice transmission in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.310 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.233
MTS License No. 149184 for provision of data communication services for voice transmission in the territory of the Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.311 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.234	MTS License No. 149185 for provision of data communication services for voice transmission in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.312 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.235
MTS License No. 149186 for provision of data communication services for voice transmission in the territory of the Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.313 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.236
MTS License No. 149187 for provision of data communication services for voice transmission in the territory of the Vologda region (English translation) is incorporated herein by reference to Exhibit 4.314 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.237
MTS License No. 149188 for provision of data communication services for voice transmission in the territory of the Magadan region (English translation) is incorporated herein by reference to Exhibit 4.315 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.238
MTS License No. 149644 for provision of intra-area telephone communications services in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.316 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.239
MTS License No. 149645 for provision of intra-area telephone communications services in the territory of the Sverdlovsk region (English translation) is incorporated herein by reference to Exhibit 4.317 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.240
MTS License No. 149647 for provision of intra-area telephone communications services in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.318 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.241
MTS License No. 149648 for provision of intra-area telephone communications services in the territory of the Primorsky Territory (English translation) is incorporated herein by reference to Exhibit 4.319 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.242
MTS License No. 149649 for provision of intra-area telephone communications services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.320 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.243	MTS License No. 149650 for provision of intra-area telephone communications services in the territory of the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.321 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.244
MTS License No. 149653 for provision of intra-area telephone communications services in the territory of the Kirov region (English translation) is incorporated herein by reference to Exhibit 4.322 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.245
MTS License No. 149654 for provision of intra-area telephone communications services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.323 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.246
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
4.248
MTS License No. 150052 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region (English translation) is incorporated herein by reference to Exhibit 4.325 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.249
MTS License No. 150053 for provision of data communication services, except for data communication services for voice transmission in the territory of the Amur region (English translation) is incorporated herein by reference to Exhibit 4.326 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.250
MTS License No. 150054 for provision of data communication services, except for data communication services for voice transmission in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region (English translation) is incorporated herein by reference to Exhibit 4.327 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.251	MTS License No. 150055 for provision of data communication services, except for data communication services for voice transmission in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.328 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.252
MTS License No. 150056 for provision of data communication services, except for data communication services for voice transmission in the territory of the Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.329 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.253
MTS License No. 150057 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.330 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.254
MTS License No. 150058 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.331 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.255
MTS License No. 150059 for provision of data communication services, except for data communication services for voice transmission in the territory of the Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region (English translation) is incorporated herein by reference to Exhibit 4.332 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.256
MTS License No. 150060 for provision of data communication services, except for data communication services for voice transmission in the territory of the Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.333 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.257
MTS License No. 150061 for provision of data communication services for voice transmission in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.334 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.258	MTS License No. 150062 for provision of data communication services, except for data communication services for voice transmission in the territory of the Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region (English translation) is incorporated herein by reference to Exhibit 4.335 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.259
MTS License No. 150063 for provision of data communication services, except for data communication services for voice transmission in the territory of the Kirov region, Nizhny Novgorod region, Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.336 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.260
MTS License No. 150064 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.337 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.261
MTS License No. 152080 for provision of communication channel provision services in the territory of the Magadan region (English translation) is incorporated herein by reference to Exhibit 4.340 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.262
MTS License No. 152081 for provision of telematic communication services in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.341 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.263
MTS License No. 152082 for provision of communication channel provision services in the territory of the Irkutsk region (English translation) is incorporated herein by reference to Exhibit 4.342 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.264
MTS License No. 152083 for provision of communication channel provision services in the territory of the Dagestan Republi (English translation) is incorporated herein by reference to Exhibit 4.343 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.265
MTS License No. 152084 for provision of communication channel provision services in the territory of the Kamchatka region (English translation) is incorporated herein by reference to Exhibit 4.344 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.266
MTS License No. 152085 for provision of mobile radio telephone communication services in the territory of the Krasnodar territory (English translation) is incorporated herein by reference to Exhibit 4.345 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.267	MTS License No. 152165 for provision of telecommunication services for the purpose of wired radio brodcasting services in the territory of the Rostov Region (English translation) is incorporated herein by reference to Exhibit 4.308 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.268
MTS License No. 152516 for provision of mobile radio telephone communication services in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.346 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.269
MTS License No. 152517 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Dagestan Republi (English translation) is incorporated herein by reference to Exhibit 4.347 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.270
MTS License No. 152518 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.348 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.271
MTS License No. 153738 for provision of data communication services for voice transmission in the territory of the Krasnodar territory (English translation) is incorporated herein by reference to Exhibit 4.350 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.272
MTS License No. 153739 for provision of mobile radio telephone communication services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.351 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.273
MTS License No. 153995 for provision of telecommunications services for wired radio broadcasting in the territory of the Nizhny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.352 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.274
MTS License No. 154793 for provision of mobile radio telephone communication services in the territory of the Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.356 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.275	MTS License No. 154794 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tyumen region, YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.357 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.276
MGTS License No. 154857 for provision of telecommunications services for wired radio broadcasting in the territory of the Moscow region, Moscow (English translation) is incorporated herein by reference to Exhibit 4.358 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.277
City Telecom CJSC License No. 155379 for provision of communication channel provision services in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.361 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.278
City Telecom CJSC License No. 155380 for provision of data communication services, except for data communication services for voice in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.362 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.279
City Telecom CJSC License No. 155381 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.363 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.280
City Telecom CJSC License No. 155382 for provision of telematic communication services in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.364 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.281
MTS License No. 155415 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Orel region, Voronezh region (English translation) is incorporated herein by reference to Exhibit 4.365 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.282
MTS License No. 155416 for provision of intra-area telephone communications services in the territory of the Orel region (English translation) is incorporated herein by reference to Exhibit 4.366 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.283
MTS License No. 156543 for provision of telecommunications services for wired radio broadcasting in the territory of the Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.367 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.284	MTS License No. 156887 for provision of data communication services, except for data communication services for voice transmission in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.368 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.285
MTS License No. 156888 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.369 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.286
MTS License No. 156889 for provision of telematic communication services in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.370 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.287
MTS License No. 156890 for provision of mobile radio telephone communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.371 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.288
MTS License No. 157431 for provision of intra-area telephone communications services in the territory of the Tver region (English translation) is incorporated herein by reference to Exhibit 4.372 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.289
MTS License No. 158896 for provision of intra-area telephone communications services in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.375 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.290
MTS License No. 158897 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.376 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.291
MTS License No. 158898 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Perm region (English translation) is incorporated herein by reference to Exhibit 4.377 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.292
MTS License No. 158899 for provision of intra-area telephone communications services in the territory of the Altai territory (English translation) is incorporated herein by reference to Exhibit 4.378 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.293	MTS License No. 158900 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Smolensk region (English translation) is incorporated herein by reference to Exhibit 4.379 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.294
MTS License No. 158901 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Belgorod region, Bryansk region, Kursk region, Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.380 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.295
MTS License No. 158902 for provision of intra-area telephone communications services in the territory of the Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.381 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.296
MTS License No. 158903 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tver region (English translation) is incorporated herein by reference to Exhibit 4.382 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.297
MTS License No. 158904 for provision of intra-area telephone communications services in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.383 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.298
MTS License No. 159593 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.385 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.299
MTS License No. 159594 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Ryazan region, Vladimir region (English translation) is incorporated herein by reference to Exhibit 4.386 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.300
MTS License No. 159595 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Khanty Mansiysk Autonomous region, Sverdlovsk region (English translation) is incorporated herein by reference to Exhibit 4.387 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.301	MTS License No. 159596 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Chukotsk Autonomous region, Jewish Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.388 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.302
MTS License No. 159597 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Saratov Region (English translation) is incorporated herein by reference to Exhibit 4.403 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.303
MTS License No. 159598 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.389 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.304
MTS License No. 159599 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access fasilities in the territory of the Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.390 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.305
MTS License No. 159600 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access fasilities in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.391 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.306
MTS License No. 159601 for provision of communication channels in the territory of the Republic of Ingushetia, Kabardino-Balkar Republic, KarachaevoCherkesia Republic, Volgograd Region (English translation) is incorporated herein by reference to Exhibit 4.255 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.307
MTS License No. 159602 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the the Republic of Buryatia (English translation) is incorporated herein by reference to Exhibit 4.274 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.308
MTS License No. 159702 for provision of telecommunications services for wired radio broadcasting in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.392 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.309	MTS License No. 160629 for provision of intra-area telephone communications services in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.393 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.310
MTS License No. 162597 for provision of telecommunications services for wired radio broadcasting in the territory of the Ryazan region (English translation) is incorporated herein by reference to Exhibit 4.396 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.311
MTS License No. 162943 for provision of mobile radio telephone communication services in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.397 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.312
MTS License No. 162944 for provision of mobile radio telephone communication services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.398 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.313	Sibintertelecom CJSC License No. 132675 for provision of mobile radio telephone services in the territory of Zabaykalsky Territory (English translation).
4.314	MTS License No. 160409 for provision of mobile radio telephone services in the territory of Adygeya Republic (English translation).
4.315	MTS License No. 160410 for provision of mobile radio telephone services in the territory of Moscow, Moscow region (English translation).
4.316
MTS License No. 161213 for provision of mobile radio telephone services in the territory of St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region (English translation).
4.317	MTS License No. 161214 for provision of telecommunication services for provision of communication channels in the territory of Kemerovo region, Tomsk region (English translation).
4.318
MTS License No. 161215 for provision of mobile radio telephone services in the territory of Belgorod region, Bryansk region, Ivanovo region, Kaluga region, Kostroma region, Kursk region, Lipetsk region, Nizhny Novgorod region, Orel region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Voronezh region, Yaroslavl region (English translation).
4.319
MTS License No. 161216 for provision of mobile radio telephone services in the territory of Amur region, Buryatiya Republic, Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Kamchatka region, Khabarovsk Territory, Magadan region, Primorsky Territory, Sakha Republic (Yakutia), Sakhalin region, Zabaykalsky Territory (English translation).

Exhibits No.	Description
4.320	MTS License No. 161217 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of Krasnoyarsk Territory (English translation).
4.321	MTS License No. 161218 for provision of telecommunication services for provision of communication channels in the territory of Tatarstan Republic (English translation).
4.322
MTS License No. 161219 for provision of telecommunication services for provision of communication channels in the territory of Kalmykia Republic, Severnaya Osetia Alania Republic (English translation).
4.323	MTS License No. 161220 for provision of telecommunication services for provision of communication channels in the territory of Krasnoyarsk Territory (English translation).
4.324	MTS License No. 161221 for provision of telematic services in the territory of Krasnoyarsk Territory (English translation).
4.325	MTS License No. 161222 for provision of mobile radio telephone services in the territory of Krasnoyarsk Territory (English translation).
4.326	MTS License No. 161223 for provision of telecommunication services for provision of communication channels in the territory of Bashkortostan Republic (English translation).
4.327	MGTS License No. 161531 for provision of cable television in the territory of Moscow region (English translation).
4.328	MTS License No. 161954 for provision of intra zonal communications services in the territory of Tatarstan Republic (English translation).
4.329	MGTS License No. 161957 for provision of local telephone communication services using payphones in the territory of Moscow (English translation).
4.330	MGTS License No. 162566 for provision of mobile radio telephone services in the territory of Moscow, Moscow region (English translation).
4.331	MTS License No. 163838 for provision of intra zonal communications services in the territory of Rostov region (English translation).
4.332	MTS License No. 163839 for provision of intra zonal communications services in the territory of Severnaya Osetia Alania Republic (English translation).
4.333	MTS License No. 163840 for provision of intra zonal communications services in the territory of Krasnodar territory (English translation).
4.334
MTS License No. 164187 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of Khanty Mansiysk Autonomous region (English translation).
4.335	Sputnikovoe TV LLC License No. 165243 for provision of communication channel provision services in the territory of Russian Federation (English translation).
4.336	MTS License No. 165418 for provision of radio telephone services in the territory of Khanty Mansiysk Autonomous region (English translation).
4.337	MTS License No. 166424 for provision of telecommunication services for provision of communication channels in the territory of Rostov region (English translation).

Exhibits No.	Description
4.338	MTS License No. 166425 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of Altai territory (English translation).
4.339	MGTS License No. 166443 for provision of leased communications circuits in the territory of Moscow, Moscow region (English translation).
4.340
MGTS License No. 166444 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of Moscow (English translation).
4.341	MGTS License No. 166445 for provision of data transmission services in the territory of Moscow (English translation).
4.342	MTS License No. 166704 for provision of mobile radio telephone services in the territory of Tyva Republic (English translation).
4.343
MTS License No. 166958 for provision of telecommunication services for provision of communication channels in the territory of Moscow, Moscow region, Komi Republic, Kostroma region, Tver region (English translation).
4.344	MTS License No. 167215 for provision of mobile radio telephone services in the territory of Russian Federation, except the Republic of Crimea, Sevastopol (English translation).
4.345	MTS License No. 167216 for provision of mobile radio telephone services in the territory of Novosibirsk region (English translation).
4.346	MTS License No. 167990 for provision of mobile radio telephone services in the territory of Altai territory (English translation).
4.347	MTS License No. 167991 for provision of mobile radio telephone services in the territory of Tomsk region (English translation).
4.348
MTS License No. 167992 for provision of telecommunication services for provision of communication channels in the territory of Russian Federation, except the Republic of Crimea, Sevastopol (English translation).
4.349	MTS License No. 168186 for provision of mobile radio telephone services in the territory of Astrakhan region (English translation).
4.350	MTS License No. 168309 for provision of cable radio in the territory of Saratov region (English translation).
4.351	MTS License No. 168612 for provision of mobile radio telephone services in the territory of Dagestan Republi (English translation).
4.352	MTS License No. 168613 for provision of mobile radio telephone services in the territory of KarachaevoCherkesia Republic (English translation).
4.353	MTS License No. 168614 for provision of mobile radio telephone services in the territory of Ulyanovsk region (English translation).
4.354	MTS License No. 168615 for provision of mobile radio telephone services in the territory of Stavropol territory (English translation).
4.355	MTS License No. 168616 for provision of mobile radio telephone services in the territory of Kemerovo region (English translation).

Exhibits No.	Description
4.356	MTS License No. 168617 for provision of mobile radio telephone services in the territory of Kabardino-Balkar Republic (English translation).
4.357	MTS License No. 168618 for provision of mobile radio telephone services in the territory of Mordovia Republic (English translation).
4.358
MTS License No. 168619 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of Kemerovo region (English translation).
4.359	MTS License No. 168620 for provision of mobile radio telephone services in the territory of Kalmykia Republic (English translation).
4.360	MTS License No. 168621 for provision of mobile radio telephone services in the territory of Altai Republic (English translation).
4.361	MTS License No. 168622 for provision of mobile radio telephone services in the territory of Tyva Republic (English translation).
4.362	MTS License No. 168623 for provision of mobile radio telephone services in the territory of Ingushetia Republic (English translation).
4.363	MTS License No. 168624 for provision of mobile radio telephone services in the territory of Chuvashia Republic (English translation).
4.364	MTS License No. 169190 for provision of cable radio in the territory of Krasnodar territory (English translation).
4.365	MTS License No. 169448 for provision of intra zonal communications services in the territory of Karelia Republic (English translation).
4.366	MTS License No. 169449 for provision of intra zonal communications services in the territory of Komi Republic (English translation).
4.367	MTS License No. 169450 for provision of intra zonal communications services in the territory of St. Petersburg (English translation).
4.368	MTS License No. 169451 for provision of international, national, intra zonal and local communications services in the territory of Kemerovo region (English translation).
4.369	MTS License No. 169452 for provision of intra zonal communications services in the territory of Vologda region (English translation).
4.370	MTS License No. 169453 for provision of intra zonal communications services in the territory of Novgorod region (English translation).
4.371	MTS License No. 169454 for provision of intra zonal communications services in the territory of Astrakhan region (English translation).
4.372	MTS License No. 169455 for provision of intra zonal communications services in the territory of Murmansk region (English translation).
4.373	MTS License No. 169456 for provision of intra zonal communications services in the territory of Arkhangelsk region (English translation).
4.374	MTS License No. 169457 for provision of intra zonal communications services in the territory of Kaliningrad region (English translation).

Exhibits No.	Description
4.375	MTS License No. 170007 for provision of mobile radio telephone services in the territory of Omsk region (English translation).
4.376	MTS License No. 170425 for provision of data transmission services for voice in the territory of Kemerovo region (English translation).
4.377	MTS License No. 170426 for provision of data transmission services for voice in the territory of Nizhny Novgorod region (English translation).
4.378	MTS License No. 170427 for provision of data transmission services for voice in the territory of Arkhangelsk region (English translation).
4.379	MTS License No. 170428 for provision of data transmission services for voice in the territory of Krasnoyarsk Territory (English translation).
4.380	MTS License No. 170429 for provision of data transmission services for voice in the territory of Novgorod region (English translation).
4.381	MTS License No. 170430 for provision of data transmission services for voice in the territory of Omsk region (English translation).
4.382	MTS License No. 170431 for provision of data transmission services for voice in the territory of Novosibirsk region (English translation).
4.383	MTS License No. 170432 for provision of data transmission services for voice in the territory of Tula region (English translation).
4.384	MTS License No. 170433 for provision of intra zonal communications services in the territory of Kurgan region (English translation).
4.385	MTS License No. 170434 for provision of data transmission services for voice in the territory of Smolensk region (English translation).
4.386	MTS License No. 170435 for provision of data transmission services for voice in the territory of Leningrad region (English translation).
4.387	MTS License No. 170436 for provision of data transmission services for voice in the territory of Volgograd region (English translation).
4.388	MTS License No. 170616 for provision of mobile radio telephone services in the territory of Bashkortostan Republic (English translation).
4.389	MTS License No. 170831 for provision of intra zonal communications services in the territory of Volgograd region (English translation).
4.390
MTS License No. 171610 for provision of mobile radio telephone services in the territory of Kirov region, Orenburg region, Perm region, Udmurt Republic, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region (English translation).
4.391	MTS License No. 171678 for provision of cable radio in the territory of Novosibirsk region (English translation).
4.392	Sibintertelecom CJSC License No. 171974 for provision of mobile radio telephone services in the territory of Zabaykalsky Territory (English translation).
4.393	MTS License No. 172049 for provision of mobile radio telephone services in the territory of Bashkortostan Republic (English translation).

Exhibits No.	Description
4.394	MTS License No. 172367 for provision of mobile radio telephone services in the territory of Zabaykalsky Territory (English translation).
4.395	MTS License No. 172368 for provision of mobile radio telephone services in the territory of Volgograd region (English translation).
4.396	MTS License No. 172369 for provision of cable radio in the territory of Vologda region (English translation).
4.397
MGTS License No. 169794 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Moscow region (English translation).
4.398
MGTS License No. 169795 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Moscow region (English translation).
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
101
The following financial information formatted in Extensive Business Reporting Language (XBRL): (i) Consolidated statements of financial position as of December 31, 2018 and 2017, (ii) Consolidated statements of profit or loss for the years ended December 31, 2018, 2017 and 2016, (iii) Consolidated statements of comprehensive income for the years ended December 31, 2018, 2017 and 2016, (iv) Consolidated statements of changes in shareholders' equity for the years ended December 31, 2018, 2017 and 2016, (v) Consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016, and (vi) Notes to the consolidated financial statements.

*
Approved by General Meetingof Shareholders of Mobile TeleSystems Public Joint Stock Company held Orty 28, 2018 and became effective upon registration with the Federal Tax Service on July 11, 2018.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 19, 2019	MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY
	By:	/s/ Alexey V. Kornya
		Name:	Alexey V. Kornya
		Title:	President and Chief Executive Officer

PJSC MOBILE
TELESYSTEMS
AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2018, 2017 and for the Years Ended
December 31, 2018, 2017 and 2016.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems PJSC and subsidiaries (the "Group") as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2019 expressed an unqualified opinion on the Group's internal control over financial reporting.

Change in Accounting Principle

        As discussed in Note 2 to the consolidated financial statements, the Group has changed its method of accounting for lease agreements in the year ended December 31, 2018 due to the early adoption of International Financial Reporting Standard 16, Leases.

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

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AO Deloitte & Touche CIS

Moscow, Russia
March 19, 2019

        We have served as the Group's auditor since 2002.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2018	December 31, 2017
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	20	276,443	263,063
Investment property		2,177	407
Right-of-use assets	25	149,007	—
Goodwill	21	39,107	34,281
Other intangible assets	23	95,962	79,397
Investments in associates	16	10,735	9,452
Other investments	17	16,873	1,953
Deferred tax assets	12	11,190	5,545
Accounts receivable, related parties	31	2,545	2
Trade accounts receivable	18	2,600	—
Bank deposits and loans to customers	29	30,653	—
Other financial assets	28	4,729	8,890
Other non-financial assets		5,038	2,048

Total non-current assets		647,059	405,038

CURRENT ASSETS:
Inventories	19	18,654	9,995
Trade and other receivables	18	34,543	28,017
Accounts receivable, related parties	31	6,385	11,358
Bank deposits and loans to customers	29	32,385	—
Short-term investments	15	47,863	50,757
Advances paid and prepaid expenses		4,208	3,894
VAT receivable		7,415	7,165
Income tax assets		3,887	2,838
Assets held for sale		2,694	1,276
Cash and cash equivalents	14	84,075	30,586
Other financial assets	28	25,487	146
Other non financial assets		1,338	—

Total current assets		268,934	146,032

TOTAL ASSETS		915,993	551,070

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2018 AND 2017

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2018	December 31, 2017
EQUITY AND LIABILITIES
EQUITY:
Common stock	32	200	200
Treasury stock	32	(44,808)	(22,644)
Additional paid-in capital		—	381
Retained earnings		110,946	151,043
Accumulated other comprehensive loss	32	(1,064)	(8,854)

Equity attributable to owners of the Company		65,274	120,126
Non-controlling interests		12,291	4,079

Total equity		77,565	124,205

NON-CURRENT LIABILITIES:
Borrowings	24	365,072	228,040
Lease obligations	25	144,740	11,056
Bank deposits and liabilities	29	2,633	—
Deferred tax liabilities	12	24,439	23,773
Provisions	27	3,391	2,309
Contract liabilities	7	558	765
Other non-financial liabilities		1,643	3,203
Other financial liabilities	28	481	1,048

Total non-current liabilities		542,957	270,194

CURRENT LIABILITIES:
Trade and other payables		53,623	47,314
Accounts payable, related parties	31	1,301	1,102
Contract liabilities	7	21,597	17,696
Borrowings	24	3,063	63,673
Lease obligations	25	15,812	801
Bank deposits and liabilities	29	108,821	—
Income tax liabilities		1,792	1,150
Provisions	27	70,911	9,852
Other non-financial liabilities		13,903	12,047
Other financial liabilities	28	4,648	3,036

Total current liabilities		295,471	156,671

TOTAL EQUITY AND LIABILITIES		915,993	551,070

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Amounts in millions of Russian Rubles, except per share amounts)

	Notes	2018	2017	2016
Service revenue		410,890	390,761	386,486
Sales of goods		69,403	52,150	49,206

Revenue	6, 7	480,293	442,911	435,692

Cost of services		112,401	123,779	130,158
Cost of goods	19	63,869	45,623	45,574
Selling, general and administrative expenses	8	87,946	95,186	94,046
Depreciation and amortization	6	104,588	79,912	81,582
Operating share of the profit of associates	16	(3,799)	(3,210)	(3,115)
Impairment of non-current assets	22	149	3,775	—
Impairment of financial assets		3,694	2,923	2,698
Other income		(4,740)	(1,177)	(2,920)

Operating profit	6	116,185	96,100	87,669

Finance income	9	(5,981)	(5,548)	(5,273)
Finance costs	9	38,165	26,064	27,136
Currency exchange loss / (gain)		3,594	(1,301)	(3,241)
Non-operating share of the loss of associates	16	909	436	1,287
Change in fair value of financial instruments		(5,384)	(110)	(166)
Other expenses		1,031	992	317

Profit before tax		83,851	75,567	67,609

Income tax expense	12	16,969	18,977	15,138

Profit for the year from continuing operations		66,882	56,590	52,471

Loss / (gain) from discontinued operations	10, 34	59,050	—	(4,021)

Profit for the year		7,832	56,590	48,450

Profit / (loss) for the year attributable to:
Owners of the Company		6,848	56,042	48,474
Non-controlling interests		984	548	(24)
Earnings per share from continuing operations (basic and diluted), Russian Rubles:	13	35.17 and 35.13	28.68 and 28.66	26.06 and 26.04
Earnings per share from discontinued operations (basic and diluted), Russian Rubles:	13	(31.52) and (31.48)	—	(1.69) and (1.69)

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Amounts in millions of Russian Rubles)

	2018	2017	2016
Profit for the year	7,832	56,590	48,450

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Unrecognized actuarial gain / (loss)	167	(40)	50
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	7,416	(2,469)	(15,104)
Net fair value (loss) / gain on financial instruments	(103)	495	(1,200)
Share of other comprehensive income / (loss) of associates
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations in associates	319	(810)	(1,553)

Other comprehensive income / (loss) for the year, net of income tax	7,799	(2,824)	(17,807)

Total comprehensive income for the year	15,631	53,766	30,643

Total comprehensive income / (loss) for the year attributable to:
Owners of the Company	14,638	53,218	31,268
Non-controlling interests	993	548	(625)

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock				Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital	Cash flow hedging reserve			Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at January 1, 2016	2,066,413,562	207	(77,521,163)	(24,468)	—	1,045	9,638	493	173,200	160,115	8,256	168,371

Profit / (loss) for the year	—	—	—	—	—	—	—	—	48,474	48,474	(24)	48,450
Other comprehensive (loss) / income for the year, net of income tax	—	—	—	—	—	(1,200)	(13,970)	50	—	(15,120)	(601)	(15,721)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(1,200)	(13,970)	50	48,474	33,354	(625)	32,729
Issuance of stock options	—	—	—	—	131	—	—	—	—	131	11	142
Dividends declared by MTS	—	—	—	—	—	—	—	—	(51,738)	(51,738)	—	(51,738)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,120)	(1,120)
Unclaimed dividends	—	—	—	—	—	—	—	—	3	3	—	3
Sale of own stock	—	—	1,074,525	213	—	—	—	—	—	213	—	213
Purchase of own stock (Note 32)	—	—	(3,067,396)	(748)	—	—	—	—	—	(748)	—	(748)
Purchase of non-controlling interests	—	—	—	—	5	—	—	—	—	5	(22)	(17)
Changes in ownership interest with no gain / loss of control—MTS Bank additional share issuance	—	—	—	—	(14)	—	—	—	—	(14)	—	(14)
Redemption of treasury shares (Note 32)	(68,031,987)	(7)	68,031,987	24,255	—	—	—	—	(24,248)	—	—	—
Disposal of UMS, the Group's subsidiary in Uzbekistan (Note 10)	—	—	—	—	—	—	(2,086)	—	—	(2,086)	(1,787)	(3,873)
Reclassification to retained earnings	—	—	—	—	69	—	—	—	(69)	—	—	—

Balances at December 31, 2016	1,998,381,575	200	(11,482,047)	(748)	191	(155)	(6,418)	543	145,622	139,235	4,713	143,948

Profit / (loss) for the year	—	—	—	—	—	—	—	—	56,042	56,042	548	56,590
Other comprehensive (loss) / income for the year, net of income tax	—	—	—	—	—	495	(2,620)	(40)	—	(2,165)	—	(2,165)
Disposal of East-West United Bank by MTS Bank, the Group's associate (Note 16)	—	—	—	—	—	—	(659)	—	—	(659)	—	(659)
Total comprehensive (loss) / income for the year	—	—	—	—	—	495	(3,279)	(40)	56,042	53,218	548	53,766
Exercise of stock options	—	—	851,275	—	240	—	—	—	—	240	—	240
Dividends declared by MTS	—	—	—	—	—	—	—	—	(50,621)	(50,621)	—	(50,621)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,175)	(1,175)
Purchase of own stock (Note 32)	—	—	(75,708,384)	(21,896)	—	—	—	—	—	(21,896)	—	(21,896)
Purchase of non-controlling interests	—	—	—	—	(2)	—	—	—	—	(2)	(7)	(9)
Changes in ownership interest with no gain / loss of control	—	—	—	—	(48)	—	—	—	—	(48)	—	(48)

Balances at December 31, 2017	1,998,381,575	200	(86,339,156)	(22,644)	381	340	(9,697)	503	151,043	120,126	4,079	124,205

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016 (Continued)

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock				Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital	Cash flow hedging reserve			Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2017	1,998,381,575	200	(86,339,156)	(22,644)	381	340	(9,697)	503	151,043	120,126	4,079	124,205

Adjustment on initial application of IFRS 15 (net of tax) (Note 2)	—	—	—	—	—	—	—	—	2,528	2,528	17	2,545
Adjustment on initial application of IFRS 9 (net of tax) (Note 2)	—	—	—	—	—	—	—	—	1,367	1,367	—	1,367
Adjusted balance at January 1, 2018	—	—	—	—	—	—	—	—	154,938	124,021	4,096	128,117
Profit for the year	—	—	—	—	—	—	—	—	6,848	6,848	984	7,832
Unrecognized actuarial gain	—	—	—	—	—	—	—	167	—	167	—	167
Currency translation adjustment							7,726			7,726	9	7,735
Change in fair value of derivatives, net of income tax	—	—	—	—	—	(103)		—	—	(103)	—	(103)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(103)	7,726	167	6,848	14,638	993	15,631
Issuance of stock options	—	—	—	—	675	—	—	—	—	675	—	675
Exercise of stock options	—	—	1,369,303	403	(403)	—	—	—	—	—	—	—
Dividends declared by MTS	—	—	—	—	—	—	—	—	(48,921)	(48,921)	—	(48,921)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—		(1,165)	(1,165)
Purchase of own stock (Note 32)	—	—	(82,669,046)	(22,567)	(4)	—	—	—	—	(22,571)	—	(22,571)
Purchase of non-controlling interests	—	—	—	—	(97)	—	—	—	—	(97)	47	(50)
Acquisitions under common control	—	—	—	—	(2,471)	—	—	—	—	(2,471)	8,320	5,849
Reclass to retained earnings	—	—	—	—	1,919	—	—	—	(1,919)	—	—	—

Balances at December 31, 2018	1,998,381,575	200	(167,638,899)	(44,808)	—	237	(1,971)	670	110,946	65,274	12,291	77,565

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Amounts in millions of Russian Rubles)

	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	7,832	56,590	48,450
Adjustments for:
Depreciation and amortization	104,588	79,912	83,259
Impairment of non-current assets	149	3,775	—
Impairment of financial assets	3,694	2,923	2,857
Non-cash loss from sale of subsidiary in Uzbekistan	—	—	2,726
Provision related to SEC investigation (Note 34)	55,752	—	—
Finance income	(5,981)	(5,548)	(5,273)
Finance costs	38,165	26,064	27,427
Income tax expense	16,969	18,977	14,954
Currency exchange loss/(gain)	6,892	(1,301)	(3,232)
Amortization of deferred connection fees	(3,904)	(2,876)	(2,287)
Share of profit of associates	(2,890)	(2,774)	(1,828)
Change in fair value of financial instruments	(5,384)	(110)	(166)
Inventory obsolescence expense	3,326	2,179	1,548
Change in provisions	13,534	14,347	13,161
Other non-cash items	(3,479)	(657)	(3,656)
Movements in operating assets and liabilities:
Decrease / (Increase) in trade and other receivables	438	(3,514)	(3,525)
Increase in bank loans to customers and interbank loans	(15,367)	—	—
(Increase) / Decrease in inventory	(11,292)	2,200	(1,816)
Decrease / (Increase) in advances paid and prepaid expenses	1,429	1,197	(812)
Decrease / (Increase) in VAT receivable	72	(1,145)	227
Decrease in trade and other payables and other current liabilities	(11,162)	(6,715)	(9,086)
Increase in bank deposits and liabilities	4,100	—	—
Dividends received	3,726	3,590	2,801
Income tax paid	(19,777)	(22,427)	(11,687)
Interest received	10,016	3,319	3,344
Interest paid, net of interest capitalized	(37,056)	(23,366)	(26,821)

NET CASH PROVIDED BY OPERATING ACTIVITIES	154,390	144,640	130,565

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Amounts in millions of Russian Rubles)

	2018	2017	2016
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired (Note 5)	(3,444)	(367)	(5)
Purchases of property, plant and equipment (including capitalized interest in the amount of RUB 460 million, RUB 307 million and RUB 388 million, respectively)	(64,731)	(53,366)	(55,538)
Purchases of other intangible assets	(21,751)	(23,065)	(28,013)
Purchase of Avantage	(7,559)	—	—
Purchase of 3G and 4G licenses in Ukraine and Russia	(5,527)	—	(2,598)
Cost to obtain and fulfill contracts, paid	(4,764)	—	—
Proceeds from sale of property, plant and equipment and assets held for sale	5,905	4,343	4,042
Purchases of short-term and other investments	(18,754)	(33,717)	(9,739)
Proceeds from sale of short-term and other investments	38,596	25,385	39,021
Investments in associates (Note 16)	(3,871)	(723)	(4,094)
Cash proceeds related to swap contracts	6,892	—	—
Proceeds from sale of subsidiary	619	—	—
Disposal of discontinued operation, net of cash disposed	—	—	(378)

NET CASH USED IN INVESTING ACTIVITIES	(78,389)	(81,510)	(57,302)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(27,983)	(12,042)	(20,364)
Proceeds from issuance of notes	27,550	45,000	10,000
Notes and debt issuance cost paid	(39)	(98)	(16)
Lease obligation principal paid	(13,577)	(774)	(334)
Dividends paid	(50,054)	(51,759)	(52,805)
Acquisition of entities under common control, net of cash acquired	(13,242)	—	3,063
Proceeds from loans	95,000	25,136	50,696
Repayment of loans	(20,076)	(32,239)	(69,532)
Payments under credit guarantee agreement related to foreign-currency hedge (Note 30)	(981)	(1,766)	(2,984)
Repurchase of common stock	(22,655)	(21,896)	(748)
Other financing activities	133	(7)	(14)

NET CASH USED IN FINANCING ACTIVITIES	(25,924)	(50,445)	(83,038)

Effect of exchange rate changes on cash and cash equivalents	3,412	(569)	(5,219)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	53,489	12,116	(14,994)

CASH AND CASH EQUIVALENTS, beginning of the year	30,586	18,470	33,464

CASH AND CASH EQUIVALENTS, end of the year	84,075	30,586	18,470

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

1. GENERAL INFORMATION AND DESCRIPTION OF BUSINESS

        Mobile TeleSystems Public Joint-Stock Company ("MTS PJSC", or "the Company") is a company incorporated under the laws of the Russian Federation and having its registered address at 4, Marksistskaya Street, 109147, Moscow, Russian Federation.

        The consolidated financial statements of the Company and its subsidiaries ("the Group" or "MTS") as of December 31, 2018 and 2017, and for the years ended 31 December 2018, 2017 and 2016 were authorized for issue by the President of MTS on March 19, 2019.

        Business of the Group—MTS PJSC was incorporated on March 1, 2000, through the merger of MTS CJSC and Rosico TC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow licence area in 1994, before expanding through Russia and the CIS. MTS PJSC's majority shareholder is Sistema Public Joint-Stock Financial Corporation or Sistema, whose controlling shareholder is Vladimir P. Yevtushenkov.

        The Group provides a wide range of telecommunications services including voice and data transmission, internet access, pay TV, various value added services ("VAS") through wireless and fixed lines, financial services, banking services, integration services as well as the sale of equipment, accessories and software. The Group primarily operates in Russia, Ukraine and Armenia.

        MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT". Since 2003 common shares of MTS PJSC have been traded on the Public Joint-Stock Company "Moscow Exchange MICEX-RTS" (the "Moscow Exchange").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

        Basis of preparation—These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        These consolidated financial statements have been prepared on a historical cost basis, unless disclosed otherwise. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

        Amounts in the consolidated financial statements are stated in millions of Russian Rubles ("RUB million"), unless indicated otherwise.

        These consolidated financial statements have been prepared on the assumption that the Group is a going concern and will continue in operation for the foreseeable future.

        Basis of consolidation—The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved only where the Company has power over the entity, is exposed and has rights to variable returns, and is able to use the power to affect its amount of variable returns. The results of the controlled entities acquired or disposed of during the reporting period are included in the consolidated financial statements from the date the Group achieves control over the entity, or until the date on which the Company ceases to control the entity. If necessary, the accounting policies of controlled entities are aligned with the accounting policy

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

applied by the Group. All intra-group balances, income, expenses and cash flows are eliminated on consolidation.

        Effective ownership interests in the Group's significant subsidiaries were the following:

	Accounting method	December 31, 2018	December 31, 2017
RTC	Consolidated	100.0%	100.0%
Vodafone Ukraine (VF Ukraine)	Consolidated	100.0%	100.0%
MTS Turkmenistan (Note 11)	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
NVision Group	Consolidated	100.0%	100.0%
Sitronics Telecom Solutions	Consolidated	100.0%	100.0%
NVision Czech Republic	Consolidated	100.0%	100.0%
Sputnikovoe TV	Consolidated	100.0%	100.0%
Stream	Consolidated	100.0%	100.0%
Dega	Consolidated	100.0%	100.0%
Stream Digital	Consolidated	100.0%	100.0%
MTS Energo	Consolidated	100.0%	100.0%
Bashkortostan Cellular Communications (BCC)(1)	Consolidated	—	100.0%
Praliss Enterprises Limited	Consolidated	100.0%	100.0%
MDTZK LLC (Ticketland)	Consolidated	100.0%	—
IT Grad	Consolidated	100.0%	—
Metro-Telecom	Consolidated	95.0%	95.0%
MGTS Group	Consolidated	94.7%	94.7%
MTS Armenia	Consolidated	80.0%	80.0%
Kulturnaya Sluzhba (Ponominalu)	Consolidated	78.2%	—
Navigation Information Systems Group	Consolidated	77.7%	77.7%
MTS Bank (Note 5)	Consolidated	55.4%	26.6%
Oblachny Retail LLC	Consolidated	50.8%	50.8%
MTS International Funding Limited(2) ("MTS International")	Consolidated	SE	SE
MTS Belarus (Note 16)	Equity	49.0%	49.0%
Sistema Capital	Equity	30.0%	30.0%
Zifrovoe TV	Equity	20.0%	20.0%
OZON Holdings Limited (Note 16)	Equity	18.7%	11.2%
YOUDO Web Technologies (Note 16)	Equity	13.7%	—

(1)
A wholly-owned subsidiary, through which the Group repurchases its own shares.

(2)
Merged with MTS PJSC on November 15, 2018

(3)
A company organized and existing as a private limited company under the laws of Ireland. The Group does not have any equity in MTS International. It was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued USD 750 million 8.625% notes due in 2020 and USD 500 million 5.0% notes due in 2023, respectively (Note 15). The notes are guaranteed by MTS PJSC in the event of default. MTS International does not

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

  perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes' maintenance activities. Accordingly, the Group concluded that it exercises control over the entity.

        Acquisitions from entities under common control—Business combinations arising from transfers of interests in entities that are under common control with the Group are consolidated prospectively starting from the date that the control over those entities is passed to the Group. The assets and liabilities acquired are recognized at the carrying values recorded previously in the counterparty's financial statements, with the resulting gain or loss recognized directly in equity.

        Joint operations—The Group has joint operations with Megafon and Vimpelcom, relating to the construction of LTE base stations. Joint operations are characterized by the fact that the operators that have joint control over the arrangement each have both a right to the assets, and obligations for the liabilities, according to the arrangement. Respectively, each operator accounts for its share of the joint assets and its agreed share of any liabilities, and recognizes its share of the output, revenues and expenses incurred under the arrangement.

        Functional currency translation methodology—As of December 31, 2018, the functional currencies of Group entities were as follows:

  •
  For entities incorporated in the Russian Federation, Dega and MTS International—the Russian Ruble ("RUB");

  •
  For VF Ukraine—the Ukrainian Hryvna;

  •
  For MTS Armenia—the Armenian Dram;

  •
  For MTS Turkmenistan—the Turkmenian Manat;

  •
  For MTS Belarus—the Belarusian Ruble;

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

        For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end assets and liabilities have been translated into U.S. Dollars ("USD") at the period-end exchange rate set by local central banks. Subsequently, U.S. Dollars balances have been translated into Russian Rubles at the period-end exchange rate set by the Central Bank of Russia. Revenues and expenses have been translated at the average exchange rate for the period using the cross-currency exchange rate via the U.S. Dollar as described above. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Standards, interpretations and amendments adopted on January 1, 2018

        Starting from January 1, 2018 the Group has applied IFRS 9, "Financial Instruments", IFRS 15, "Revenue from Contracts with Customers", and IFRS 16, "Leases".

        IFRS 9, "Financial Instruments"—IFRS 9 replaces the existing standard IAS 39 in regulating the classification and measurement of financial assets and liabilities and requires certain additional disclosures. The primary changes relate to the assessment of hedging arrangements and provisioning for potential future credit losses on financial assets as well as recognition of modification gain or loss for all revisions of estimated payments or receipts, including changes in cash flows arising from a modification or exchange of a financial liability, that does not result in its derecognition.

        Resulting from the adoption of the IFRS 9 standard, the Group recognized RUB 3.0 billion (RUB 2.4 billion net of tax) gain relating to modification of its financial liabilities, which did not result in extinguishment of the original liabilities, and RUB 1.2 billion (1.0 billion net of tax) loss related to expected losses on financial assets.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        The new guidance on the classification of financial assets did not results in any changes in the measurement and presentation of the Group's financial assets. The following table compares the classification of financial assets in accordance with IFRS 9 and IAS 39:

	Classification
			December 31, 2017	January 1, 2018
	IAS 39	IFRS 9
Trade and other receivables	Loans and receivables	At amortized cost	28,017	28,017
Accounts receivable, related parties	Loans and receivables	At amortized cost	11,358	11,358
Cash and Cash equivalents	At amortized cost	At amortized cost	30,586	30,586
Assets in Sistema Capital trust management	At fair value through profit or loss	At fair value through profit or loss	9,600	9,600
Notes	Available-for-sale	At fair value through OCI	57	57
Cross-currency swap designated as cash flow hedge	At fair value through OCI	At fair value through OCI	8,403	8,403
Bank deposits	Loans and receivables	At amortized cost	27,836	27,836
Loans	Loans and receivables	At amortized cost	5,415	4,935
Notes	Loans and receivables	At amortized cost	8,480	8,480
Other	Loans and receivables	At amortized cost	1,810	1,810

Total			131,562	131,082

        The Group recognized the cumulative effect arising from the transition to IFRS 9 as an adjustment to the opening balance of equity. Prior period comparatives have not been restated.

        IFRS 15, "Revenue from Contracts with Customers"—The standard establishes a single comprehensive framework for the determination and recognition of revenue to be applied to all contracts with customers. IFRS 15 replaces the existing standards IAS 18, "Revenue", and IAS 11, "Construction Contracts". The core principle of IFRS 15 is that an entity should recognize revenue to accurately reflect the transfer of promised goods or services to customers in an amount that is equal to the consideration to which the entity expects to be entitled in exchange for those goods or services.

        The most significant impact of the adoption of IFRS 15 on the Group's consolidated financial statements related to the deferral of certain incremental costs, which were incurred in acquiring or fullfilling a contracts with a customers.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        The Group utilized the option for simplified initial application, meaning that those contracts that were not completed by January 1, 2018 were recognized as if they had been accounted for under IFRS 15 from the very beginning. The cumulative effect arising from the transition amounted to RUB 3.1 billion gain (2.5 billion net of tax) and was recognized as an adjustment to the opening balance of equity. The prior period comparatives were not restated.

        The effects of implementation of IFRS 15 on the Group financial statements as of December 31, 2018 are summarized in Note 3.

        IFRS 16, "Leases"—The standard requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. The standard also includes a new definition of a lease and requirements for its presentation, new disclosures requirements and changes in the accounting for sale and leaseback transactions.

        The Group elected for an early adoption of the IFRS 16 standard effective as of January 1, 2018 concurrent with the adoption of the new IFRS 15 standard on revenue recognition.

        In applying IFRS 16 for the first time, the Group used the following practical expedients permitted by the standard:

  •
  Relief from the requirement to reassess whether a contract is, or contains the lease for contracts existing as of january 1, 2018;

  •
  The use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

    reliance on previous assessments on whether leases are onerous;

  •
  Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

  •
  Use of hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

        As a result of the application of the IFRS 16 standard the Group has recognised an additional lease liability and right-of-use assets in the amount of RUB 141 billion. On initial application the balance relating to leased equipment previously included in property, plant and equipment was reclassified to right-of-use assets. The lease liability previously presented within borrowings has been presented separately.

        As of January 1, 2018 the weighted average borrowing rate applied by the Group to discount its lease liabilities amounted to 8.83%.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        The reconciliation between the operating lease commitments disclosed under IAS 17 as of December 31, 2017 discounted at the weighted average rate and lease liability recognized under IFRS 16 at January 1, 2018 is presented below:

January 1, 2018
Operating lease commitments	15,135
Operating lease commitments discounted at 8.83%	10,530
Lease liability under IFRS 16	148,897

Difference	138,367

Thereof:
Finance lease liability recognized at December 31, 2017	11,056
Lease liability related to exclusive right to use trademark	1,808
Extention options reasonably certain to be exercised	125,503

        The most significant difference between the discounted value of the operating lease commitments as of December 31, 2017 and the value of lease liability under IFRS 16 recognised at January 1, 2018, pertains to the requirements of the previously applied standard IAS 17 that in determining its lease operating commitments, the Group only considers future payments under the non-cancellable period of leases. Under the new lease standard, when determining a lease liability, the Group is required to consider existing extension options which are reasonably certain to be exercised.

        Prior period comparatives were not restated. Lease liabilities as of December 31, 2017 include financial lease obligations recognized in accordance with IAS 17 Leases.

        Other standards, interpretations and amendments adopted by the Group on January 1, 2018 had no effect on the Group's consolidated financial statements.

Standards, interpretations and amendments in issue but not yet effective

        The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures(1)
IFRIC 23	Uncertainty over Income Tax Treatments(1)
Amendments to IFRS 9	Prepayment Features With Negative Compensation(1)
Amendments IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle(1)
Amendments to Conceptual Framework	Conceptual Framework in IFRS standards(2)
IFRS 17	Insurance Contracts(3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(4)

(1)
Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

(2)
Effective for annual periods beginning on or after January 1, 2020, with earlier application permitted.

(3)
Effective for annual periods beginning on or after January 1, 2021, with earlier application permitted.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

(4)
The effective date for these amendments was deferred indefinitely. Early adoption continues to be permitted.

        These IFRS pronouncements are not expected to have a material impact on the Group's consolidated financial statements.

3. EFFECT FROM IFRS 15 IMPLEMENTATION

        The effects of IFRS 15 adoption on the Group's consolidated statement of financial position as of December 31, 2018 are presented below:

	As if IFRS 15 was not applied	IFRS 15 adjustments	As reported
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	278,002	(1,559)	276,443
Other intangible assets	88,945	7,017	95,962
Investments in associates	10,772	(37)	10,735
Other non financial assets	3,424	1,614	5,038

Total non-current assets	640,024	7,035	647,059

CURRENT ASSETS:
Other non financial assets	1,238	100	1,338

Total current assets	268,834	100	268,934

TOTAL ASSETS	908,858	7,135	915,993

EQUITY AND LIABILITIES
EQUITY:
Retained earnings	108,243	2,703	110,946
Accumulated other comprehensive loss	(1,158)	94	(1,064)

Equity attributable to owners of the Company	62,477	2,797	65,274
Non-controlling interests	12,269	22	12,291

Total equity	74,746	2,819	77,565

NON-CURRENT LIABILITIES:
Deferred tax liabilities	23,740	699	24,439

Total non-current liabilities	542,258	699	542,957

CURRENT LIABILITIES:
Contract liabilities	17,980	3,617	21,597

Total current liabilities	291,854	3,617	295,471

TOTAL EQUITY AND LIABILITIES	908,858	7,135	915,993

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

3. EFFECT FROM IFRS 15 IMPLEMENTATION (Continued)

        The effects of IFRS 15 adoption on the Group's consolidated statements of profit or loss for the twelve months ended December 31, 2018 are presented below:

	As if IFRS 15 was not applied	IFRS 15 adjustments	As reported
Service revenue	413,067	(2,177)	410,890

Revenue	482,470	(2,177)	480,293

Cost of services	114,458	(2,057)	112,401
Cost of goods	64,169	(300)	63,869
Selling, general and administrative expenses	91,887	(3,941)	87,946
Depreciation and amortization	100,687	3,901	104,588

Operating profit	115,965	220	116,185

Profit before tax	83,631	220	83,851

Income tax expense	16,925	44	16,969

Profit for the year	66,706	176	66,882

Profit for the period attributable to:
Owners of the Company	6,672	176	6,848

        The effects of IFRS 15 adoption on the Group's consolidated statements of cash flows for the twelve months ended December 31, 2018 are presented below:

	As if IFRS 15 was not applied	IFRS 15 adjustments	As reported
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	7,656	176	7,832
Adjustments for:
Depreciation and amortization	100,687	3,901	104,588
Income tax expense	16,925	44	16,969
Movements in operating assets and liabilities:
Decrease in trade and other payables and other current liabilities	(10,896)	(266)	(11,162)

NET CASH PROVIDED BY OPERATING ACTIVITIES	150,535	3,855	154,390

CASH FLOWS FROM INVESTING ACTIVITIES:
Cost to obtain and fulfill contracts, paid	—	(4,764)	(4,764)
Other investing activities	(909)	909	—

NET CASH USED IN INVESTING ACTIVITIES	(74,534)	(3,855)	(78,389)

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

2. Depreciation and amortization of non-current assets

        Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and management views on the trends and pace of development may change over time. Some of the assets and technologies, in which the Group invested several years ago, are still in use and provide the basis for new technologies. Critical estimates in the evaluations of useful lives for intangible assets include, but are not limited to, the estimated average customer relationship based on churn, the remaining license period and the expected developments in technology and markets.

        The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other important relevant factors. The actual economic lives of intangible assets may be different from useful lives estimated by management, thereby resulting in a different carrying value of intangible assets with finite lives.

        The Group continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted prospectively. See Notes 20 and 23 for further information.

3. Impairment of non-current assets

        The Group has made significant investments including in property, plant and equipment, intangible assets, goodwill, right-of-use assets, acquiring and fulfilling of contracts and other.

        Pursuant to IAS 36, goodwill and other intangible assets with indefinite useful lives and intangible assets not yet brought into use must be tested for impairment annually or more often if indicators of impairment exist. Other assets are tested for impairment when circumstances indicate that there may be a potential impairment.

        Recoverable amounts of assets and cash generating units ("CGUs") are based on evaluations, including the determination of the appropriate CGUs, the discount rate, estimates of future

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

performance, the revenue generating capacity of the assets, timing and amount of future purchases of property and equipment, assumptions of the future market conditions and the long-term growth rate into perpetuity (terminal value). A change of assumptions, particularly in relation to the discount rate and growth rate used to estimate the recoverable amounts of assets, could significantly impact results of the Group's impairment evaluation.

        All of the Group's operations are in countries with emerging markets. The political and economic situation in these countries may change rapidly which could potentially have a significant impact on these operations. The changing state of the world economy, and increased macroeconomic risks also impact the assessment of cash flow forecasts and the discount rates applied.

        There are significant variations between different markets with respect to growth, mobile penetration, Average revenue per user, the Company's market share and similar parameters, which result in differences in operating margins. The future developments of operating margins are important in the Group's impairment assessments, and the long-term estimates of these margins are highly uncertain.

        See Note 22 for further information.

4. Fair value of financial instruments

        Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 28 for further information.

5. Provisions and contingencies

        The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group's business, licenses, tax positions and investments, where the outcomes are subject to significant uncertainty. In addition, significant uncertainty exists in relation to employee bonuses and other rewards, which depend on their individual performance and Group's results. The management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss or related expense. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable. See Note 27 and Note 34 for further information.

6. Right-of-use assets and lease liabilities

        The value of right-of-use assets and lease liabilities is based on management estimates of lease terms as well as an incremental borrowing rate used to discount lease payments. The lease term corresponds to the non-cancellable period of each contract except in cases where the Group is reasonably certain of exercising renewal options. When assessing the lease term the management

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. Right-of-use assets and lease liabilities (Continued)

considers all facts and circumstances that create the economic incentive for the Group to excise the option to extend the lease, such as the useful life of the asset located on the leased site, statistics on sites replacement, sequence of technology change, profitability of our retail stores as well as costs to terminate or enter into lease contracts. The incremental borrowing rate of the Group is determined based on the credit spreads of the Group's debt instruments in relation to zero-coupon yield curve for government securities.

        Changes in these factors could affect the estimated lease term and the reported value of right-of-use assets and lease liabilities.

7. Impairment of financial assets

        The Group uses management's judgement to estimate allowance for Expected Credit Losses (ECL) for financial assets at amortized costs. ECL are measured in a way that reflects the unbiased and probability-weighted amount, the time-value of money and reasonable and supportable information at the reporting date pertaining to past events, current conditions and forecasts of future economic conditions.

        ECL are measured as probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated using a statistical model based on three major risk parameters: probability of default, loss given default and exposure of default.

        The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (unemployment rate, inflation rate) and forecasts of future economic conditions.

        Significant changes in risk parameters could affect the estimated amount of ECL.

        See Note 18 and Note 30 for further information.

5. BUSINESS ACQUISITIONS AND DISPOSALS

1. Acquisitions in 2018

        Acquisition of Kulturnaya Sluzhba—In January 2018, the Group acquired a 78.2% ownership interest in Kulturnaya Sluzhba LLC ("KS"), operating under the trademark Ponominalu.ru. The purchase price comprised a cash payment, deferred payment due within 12 months from the acquisition date, and a contingent consideration to be paid to the sellers if agreed upon financial targets are met by KS. As of December 31, 2018, the Group paid the full amount of a RUB 54 million contingent consideration to the seller.

        Acquisition of Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass—In February 2018, the Group acquired a 100% ownership interest in Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass LLC ("MDTZK"), operating under the trademark Ticketland.ru. The purchase price comprised of both cash payment and deferred payment payable within 12 months from the acquisition date.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        These acquisitions allow the Group to enter the event ticketing market, whilst also broadening the Group's suite of digital services.

        Acquisition of Progressivniye Technologii (ProgTech)—In August 2018, the Group acquired a 99% ownership interest in science and production association Progressivniye Technologii CJSC, a provider of fixed-line services in the cities of Zhukovskiy and Anapa. The acquisition of ProgTech allows the Group to strengthen its position in these local markets and benefit from the expected synergies. The purchase price comprised of cash payment and deferred payment. The Group will make a deferred payment of RUB 11 million in 12 months after the acquisition date, and of RUB 21 million in 24 months after the acquisition date.

        Acquisition of IT-Grad—In December 2018, the Group acquired a 100% ownership interest in IT-Grad 1 Cloud LLC (IT-Grad), one of the largest cloud services providers on the Russian IaaS market. The acquisition allows the Group to strengthen its presence in the Russian cloud services market. The purchase price comprised of cash payment of RUB 1,515 million and a contingent consideration. The Group will pay the contingent consideration of RUB 691 million in 8 months after the acquisition date and of RUB 249 million in 18 months after the acquisition date following certain conditions, including the transfer of rights on tangible and intangible assets. The contingent consideration could also be reduced by the amount of any losses incurred by the Group in respect to any tax or other claims relating to the pre-acquisition period. In case the amount of losses incurred exceeds the amount of contingent consideration, the sellers have indemnified the Group for the amounts in excess. As of the acquisition date, the Group recognized the contingent consideration in the amount of RUB 907 million.

        The business combinations were accounted for by applying the acquisition method.

        The fair values of the identifiable assets and liabilities of acquired companies as at the dates of acquisitions were the following (including the preliminary purchase price allocation for IT-Grad):

	KS	MDTZK	ProgTech	IT-Grad
Goodwill	479	2,033	213	1,877
Customer base	37	727	123	643
Trademark	129	779	—	—
Other non-current assets	43	145	172	32
Current assets	117	202	15	44
Cash and cash equivalents	39	542	28	13
Current liabilities	(383)	(868)	(80)	(59)
Liability under put option agreement over non-controlling interests	(106)	—	—	—
Non-current liabilities	(34)	(370)	(76)	(128)

Total consideration	321	3,190	395	2,422

Including:
Fair value of contingent consideration	54	—	3	907
Cash paid	267	3,190	392	1,515

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The excess of the total consideration over the value of net assets acquired of KS in the amount of RUB 479 million was recorded as goodwill arising from the acquisition of one of the leading players in the Russian event ticketing industry and expected synergies. This has been allocated to the "Ponominalu" operating segment.

        The excess of the total consideration over the value of net assets acquired through MDTZK, in the amount of RUB 2,033 million was recorded as goodwill arising from the acquisition of one of the leading players in the Russian event ticketing industry and expected synergies. This has been allocated to the "Ticketland" operating segment.

        The excess of the total consideration over the value of Progtech' net assets acquired, in the amount of RUB 213 million, was recorded as goodwill arising from expected synergies. This has been allocated to the "Moscow fixed line" operating segment.

        The excess of the total consideration over the value of net assets acquired of IT-Grad in the amount of RUB 1,877 million was recorded as goodwill arising from expected synergies and market position obtained. This has been allocated to the "Russia Convergent" operating segment.

        Goodwill recognized as a result of the acquisitions is not expected to be deductible for income tax purposes.

        KS's trademark is amortized over 10 years, along with its customer base.

        The trademark of MDTZK is amortized over 10 years, along with its customer base.

        The customer base acquired upon acquisition of Progtech is amortized over 15 years.

        The customer base acquired upon acquisition of IT-Grad is amortized over 7 years.

        According to the terms of the purchase agreements, deferred payments payable by the Group could be reduced by the amount of any losses incurred by the Group in respect of any claims relating to the pre-acquisition period. In case the amount of the losses incurred exceeds the amount of deferred payment, the seller has indemnified the Group for the amounts in excess.

        The Group recognized the following liabilities and indemnification assets in respect to deferred payments on aforementioned acquisitions on acquisition dates:

	KS	MDTZK	ProgTech
Expected timing of deferred payment	January, 2019	February, 2019	August, 2019 - August, 2020
Deferred payment per agreement	78	60	32
Provision for tax liabilities related to pre-acquisition period as of acquisition date	(134)	(125)	(29)

Liability on deferred payment	—	—	(3)
Indemnification asset	56	65	—

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The Group recognized the following liabilities and indemnification assets in respect to deferred payments on aforementioned acquisitions as of December 31, 2018:

	KS	MDTZK	ProgTech
Deferred payment per agreement	78	60	32
Provision for tax liabilities related to the pre-acquisition period as of December 31, 2018	(49)	(67)	(29)

Liability on deferred payment	(29)	—	(3)
Indemnification asset	—	7	—

        The Group also entered into an option agreement with the non-controlling shareholders of the KS. Pursuant to the agreement the Group has the right and obligation in the form of a call and put option, with the put option exercisable at the request of non-controlling shareholders, to acquire their shares at a price calculated based on the operating and financial results of KS.

        Acquisition of Dekart—In October 2018, the Group acquired Dekart property complex from Sistema for a total consideration of RUB 5,242 million. The property complex comprises office facilities leased by the Group, subsidiaries of Sistema and other counterparties, parking premises and engineering networks and operates under management agreement with Business-Nedvizhimost, a subsidiary of Sistema. The acquisition was accounted for as a transaction under common control directly in equity. The acquisition enables the Group to optimize its rental expenses and enchance its investment property portfolio.

        Acquisition of MTS Bank—In July 2018, the Group increased ownership share in the Group associate MTS Bank from 26.6% to 55.4% and obtained control over the entity.Consideration paid to Sistema for additional share in MTS Bank amounted to RUB 8,273 million. The acquisition was accounted for as a transaction with entities under common control directly in equity.

        Acquisition of Serebryaniy Bor—In December 2018, the Group acquired Serebryaniy Bor property complex from Sistema for a total consideration of RUB 1,711 million. The property complex comprises land, nonresidential buildings leased by the Group and other counterparties, and engineering networks. The acquisition was accounted for as a transaction under common control directly in equity.

        The following table summarizes the details of acquisitions of subsidiaries under common control finalized in 2018:

Acquired company	Consideration paid net of cash acquired*	Cash acquired		Assets acquired other than cash	Liabilities assumed
Dekart	4,658	—		3,406	125
Serebryaniy Bor	1,711	—		383	—
MTS Bank	6,873	1,401	*	126,180	128,165

*
Included in consolidated statement of cash flows within cash flows from financing activities as transactions with entities under common control

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

2. Acquisitions in 2017

        Acquisition of Bashkortostan Cellular Communication—In July 2017, the Group acquired a 100% ownership interest in Bashkortostan Cellular Communication OJSC ("BCC"). BCC operates in the Republic of Bashkortostan and holds rights to use 450 MHz and 2,100 MHz radio frequencies. The acquisition enhances the Group's spectrum of resources in the Republic of Bashkortostan. The purchase price comprised of cash payment and a contingent consideration, payable in 12 months from the acquisition date.

        Acquisition of Oblachny Retail—In October 2017, the Group acquired a 50.82% of ownership interest in the Russian retail software developer Oblachny Retail LLC ("Oblachny Retail"), operating under trademark LiteBox, with a call and put option arrangement existing over another 49.18% of shares. The deal allows the Group to enter the cloud-based cash register market as a fully licensed fiscal data operator ("FDO") and a provider of integrated digital cash management solutions for B2B clients. The purchase price comprised of cash payment and a contingent consideration, payable within 12 months from the acquisition date. As a part of business combination, the Group also contributed RUB 420 million to the share capital of the acquiree to provide funds for future development. The Group has elected to measure the non-controlling interests in the acquiree at fair value.

        Acquisition of Praliss Enterprises—In December 2017, the Group purchased a 100% ownership interest in Praliss Enterprises ("Praliss"), thus acquiring one of the world's leading eSport clubs—Gambit Esports. The acquisition is a part of the Group's digital innovation strategy. The purchase price comprised of cash payment, a contingent consideration, payable within 12 months from the acquisition date, and the earn-out amounts to be paid to the sellers in the course of two years from 2018 to 2019 on the basis that agreed upon operational targets are met by Praliss.

        The fair values of the identifiable assets and liabilities of acquired companies as at the dates of acquisitions were the following:

	BCC	Oblachny Retail	Praliss
Goodwill	62	524	208
Licenses	260	—	—
Other non-current assets	21	181	132
Current assets	5	23	—
Cash and cash equivalents	13	420	—
Current liabilities	(15)	(123)	—
Liability under put option agreement over non-controlling interests	—	(402)	—
Non-current liabilities	(54)	(33)	(27)

Total consideration	292	590	313

Including:
Fair value of contingent consideration and earn-out payments	72	10	93
Additional contribution	—	420
Cash paid	220	160	220

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The excess of the total consideration over the value of net assets acquired of BCC in the amount of RUB 62 million was allocated to goodwill arising from expected synergies. This has been attributed to the "Russia Convergent" segment.

        The excess of the total consideration over the value of net assets acquired of Oblachny Retail in the amount of RUB 524 million, was allocated to goodwill arising from the company employees and expected synergies. This has been assigned to the "Oblachny Retail" operating segment (Note 22).

        The excess of the total consideration over the value of net assets acquired of Praliss in the amount of RUB 208 million was allocated to goodwill arising from expected synergies. This has been attributed to the "eSports" operating segment.

        None of the goodwill recognized is expected to be deductible for income tax purposes.

        Licenses acquired upon acquisition of BCC are amortized over a period of their remaining useful life of 15 years on average. Software acquired through Oblachny Retail is amortized over a period of their remaining useful life of 5 years on average.

        The Group also entered into an option agreement with the shareholders of the Litebox, pursuant to which the Group has the right and obligation, at the request of non-controlling shareholders, to acquire their shares at a price calculated based on the operating results of Oblachny Retail for 2019-2020.

        As of December 31, 2018 the consideration payable relating to acquisitions of BCC, Oblachny Retail and Praliss were fully settled by the Group, except for earn-out payments due on acquisition of Praliss in the amount of RUB 13 million.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation for SMARTS-Yoshkar-Ola at the date of acquisition:

Smarts-Yoshkar-Ola
Cash and cash equivalents	5
Current assets	5
Licenses	323
Other non-current assets	14
Current liabilities	(30)
Non-current liabilities	(69)
Gain from bargain purchase (included in other operating income in the consolidated statement of profit or loss)	(235)

Total consideration	13

Including:
Contingent consideration	3
Cash paid	10

        The total consideration was initially determined by a contract concluded between the Group and the seller (SMARTS Group) in 2014. To determine the fair value of assets acquired, the Group used comparative prices of the first radio frequencies auction that was held in Russia in 2015, which gave rise to the recognition of a gain from bargain purchase.

        As of December 31, 2018 the consideration payable was fully settled by the Group.

        The details on disposal of 50.01% share in LLC "Universal Mobile Systems" ("UMS") are disclosed in Note 10.

        Pro forma results of operations—The following pro forma financial data for the years ended December 31, 2018, 2017 and 2016 give effect to the business combinations as they had been completed at the beginning of the year.

Pro forma:	2018 (MTS Bank, MDTZK, Kulturnaya Sluzhba, Progtech, Dekart, IT Grad, Serebryaniy Bor)	2017 (BCC, Oblachny Retail, Praliss)	2016 (SMARTS-Yoshkar-Ola)
Net revenues	491,936	443,178	435,694
Net income	8,194	55,881	48,465

        The pro forma information is based on various assumptions and estimates. The pro forma information is neither necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2016, 2017, or 2018, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included into the consolidated financial statements of the Group only from the respective dates of acquisition.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Since their respective acquisition dates, companies acquired in 2016 contributed revenue in the amount of RUB 1 million and net loss in the amount of RUB 15 million to the consolidated statement of profit or loss for the year ended December 31, 2016. The companies acquired in 2017 contributed revenue in the amount of RUB 37 million and net loss in the amount of RUB 105 million to the consolidated statement of profit or loss for the year ended December 31, 2017. Companies acquired in 2018 contributed revenue in the amount of RUB 13,261 million and net income in the amount of RUB 615 million to the consolidated statement of profit or loss for the year ended December 31, 2018.

6. SEGMENT INFORMATION

        Management (chief operating decision maker) analyzes and reviews results of the Group's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. MTS Group's management evaluates the segments' performance of each segment based on revenue and operating profit, excluding depreciation and amortization. Management does not analyze assets or liabilities by reportable segments.

        The Group identified the following reportable segments:

        Russia Convergent:    represents the results of mobile and fixed line operations, which encompasses services rendered to customers across the regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services and retail operations.

        Moscow fixed line:    represents the results of fixed line operations carried out in Moscow by the Group's subsidiary MGTS. MGTS is the only licensed public switched telephone network ("PSTN") operator in Moscow and is considered a natural monopoly under Russian antimonopoly regulations. Consequently, a substantial part of the services provided by MGTS are subject to governmental regulation.

        Ukraine:    represents the results of mobile and fixed line operations carried out across multiple regions of Ukraine.

        MTS Bank:    represents the results of banking services rendered to customers across regions of Russia.

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, System Integrator, Satellite TV and others.

        In 2017, the management has started to assess Russia Convergent, NVision Czech Republic, Stream, Navigation Information Systems and Metro-Telecom separately to monitor the results and make funding decisions on this basis, and thus has presented them separately. Related financial information was, retrospectively, restated.

        The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. SEGMENT INFORMATION (Continued)

        Financial information by reportable segments is presented below:

Year ended December 31, 2018:

	Russia Convergent	Moscow fixed line	Ukraine	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	386,838	34,348	28,826	11,313	461,325	19,550	(582)	480,293
Intersegment	6,258	4,498	891	538	12,185	12,780	(24,965)	—

Total revenue	393,096	38,846	29,717	11,851	473,510	32,330	(25,547)	480,293

Operating profit	106,296	12,695	6,658	1,291	126,940	1,072	(11,827)	116,185
Depreciation and amortization	(82,457)	(10,867)	(9,346)	(547)	(103,217)	(3,620)	2,249	(104,588)
Other disclosure:
Capital expenditures	67,863	6,306	15,151	683	90,003	13,596	—	103,599

Year ended December 31, 2017:

	Russia Convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	365,846	34,350	24,992	425,188	17,618	105	442,911
Intersegment	5,136	4,683	1,111	10,930	12,785	(23,715)	—

Total revenue	370,982	39,033	26,103	436,118	30,403	(23,610)	442,911

Operating profit	93,821	8,801	5,258	107,880	(871)	(10,909)	96,100
Depreciation and amortization	59,942	10,642	6,106	76,690	3,481	(259)	79,912
Other disclosure:
Capital expenditures	65,790	7,403	10,573	83,766	2,392	—	86,158

Year ended December 31, 2016:

	Russia Convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	355,056	34,796	27,026	416,878	18,689	125	435,692
Intersegment	4,849	4,871	2,161	11,881	14,423	(26,304)	—

Total revenue	359,905	39,667	29,187	428,759	33,112	(26,179)	435,692

Operating profit	81,484	10,850	3,599	95,933	3,523	(11,787)	87,669
Depreciation and amortization	60,087	10,900	6,304	77,291	4,395	(104)	81,582
Other disclosure:
Capital expenditures	61,208	7,316	7,666	76,190	3,995	—	80,185

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. SEGMENT INFORMATION (Continued)

        The consolidated operating profit is reconciled to the consolidated profit before tax on the face of the consolidated statement of profit or loss.

        Financial information by geographic area is presented below:

	For the year ended December 31,
Revenue	2018	2017	2016
Russia	440,899	405,365	392,764
Other	39,394	37,546	42,928

Total revenue	480,293	442,911	435,692

Non-current assets(1)	As of December 31, 2018	As of December 31, 2017
Russia	357,361	339,693
Other	54,151	37,048

Total non-current assets:	411,512	376,741

(1)
Comprises property, plant and equipment, goodwill and other intangible assets.

        Revenues from external customers and non-current assets are allocated to individual countries based on location of operations. No single customer represents 10% or more of the consolidated revenue.

Disaggregation of revenue:

Year ended December 31, 2018:	Russia Convergent	Moscow fixed line	Ukraine	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
Mobile services	304,049	1,487	27,951	—	333,487	6,663	104	340,254
Fixed line services	22,939	32,739	241	—	55,919	377	—	56,296
Finance services	—	—	—	11,313	11,313	—	240	11,553
Integration services	444	5	—	—	449	1,089	—	1,538
Sales of goods	59,406	117	634	—	60,157	10,172	(926)	69,403
Other services	—	—	—	—	—	1,249	—	1,249
External Customers	386,838	34,348	28,826	11,313	461,325	19,550	(582)	480,293
Intersegment	6,258	4,498	891	538	12,185	12,780	(24,965)	—

Total revenue	393,096	38,846	29,717	11,851	473,510	32,330	(25,547)	480,293

Thereof:
Recognised over time	327,432	34,231	28,192	11,313	401,168	9,378	(582)	409,964
Recognised at point of time	59,406	117	634	—	60,157	10,172	—	70,329

	386,838	34,348	28,826	11,313	461,325	19,550	(582)	480,293

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. SEGMENT INFORMATION (Continued)

Year ended December 31, 2017:	Russia Convergent	Moscow fixed line	Ukraine	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
Mobile services	297,273	798	24,722	—	322,793	10,237	105	333,135
Fixed line services	22,358	33,453	208	—	56,019	353	—	56,372
Finance services	—	—	—	—	—	—	—	—
Integration services	191	—	—	—	191	1,062	—	1,253
Sales of goods	46,024	99	62	—	46,185	5,966	—	52,151
Other services	—	—	—	—	—	—	—	—
External Customers	365,846	34,350	24,992	—	425,188	17,618	105	442,911
Intersegment	5,136	4,683	1,111	—	10,930	12,785	(23,715)	—

Total revenue	370,982	39,033	26,103	—	436,118	30,403	(23,610)	442,911

Thereof:
Recognised over time	319,822	34,251	24,930	—	379,003	11,652	105	390,760
Recognised at point of time	46,024	99	62	—	46,185	5,966	—	52,151

	365,846	34,350	24,992	—	425,188	17,618	105	442,911

Year ended December 31, 2016:	Russia Convergent	Moscow fixed line	Ukraine	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
Mobile services	288,547	425	26,724	—	315,696	12,395	125	328,216
Fixed line services	21,685	34,346	243	—	56,274	284	—	56,558
Finance services	—	—	—	—	—	—	—	—
Integration services	185	—	—	—	185	1,527	—	1,712
Sales of goods	44,639	25	59	—	44,723	4,483	—	49,206
Other services	—	—	—	—	—	—	—	—
External Customers	355,056	34,796	27,026	—	416,878	18,689	125	435,692
Intersegment	4,849	4,871	2,161	—	11,881	14,423	(26,304)	—

Total revenue	359,905	39,667	29,187	—	428,759	33,112	(26,179)	435,692

Thereof:
Recognised over time	310,417	34,771	26,967	—	372,155	14,206	125	386,486
Recognised at point of time	44,639	25	59	—	44,723	4,483	—	49,206

	355,056	34,796	27,026	—	416,878	18,689	125	435,692

7. REVENUE FROM CONTRACTS WITH CUSTOMERS

        Revenue is recognized to the extent that the Group has delivered goods or rendered services under an agreement, the amount of revenue can be reliably measured and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is measured at the fair value of the consideration receivable, exclusive of value added taxes and discounts.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

        The Group obtains revenue from providing mobile and fixed telecommunication services (access charges, voice and video calls, messaging, interconnect fees, fixed and mobile broadband, tv and musical content and connection fees), financial services, integration services as well as selling equipment, accessories and software. Products and services may be sold separately or in bundle packages. The most significant part of our revenue relates to prepaid contracts.

        Revenue for access charges, voice and video calls, messaging, interconnect fees and fixed and mobile broadband is recognized as services are rendered. This is based upon either usage (minutes of traffic processed, volume of data transmitted) or passage of time (monthly subscription fees). Revenue from the sale of prepaid credit is deferred until such time as the customer consumes the services or the credit expires.

        Revenue from the provision of TV and music content is recognized as the Group renders the service and is recorded either at the gross amount billed to the customers or in the amount of commission fee receivable by the Group.

        Revenue from sales of goods (mainly mobile handsets and other mobile devices) is recognized when the significant risks and rewards of ownership have been transferred to the customer

        For bundled packages, the Group accounts for individual products and services separately if they are distinct, which means that a product or service, as well as the customer benefit, is separately identifiable from other items in the bundled package and a customer can benefit from it. The arrangement consideration is allocated to each separate product and service, based on its relative fair value. The determined fair value of individual elements is generally based on prices at which the deliverable is regularly sold on a stand-alone basis after considering any appropriate volume discounts.

        The Group provides retrospective volume discounts under roaming agreements with international and local mobile operators. To estimate the variable consideration in relation to these discounts, the Group uses original data traffic adjusted adjusted on a monthly basis to reflect newly-available information. The resulting liability for the expected future discounts is recognized as a reduction of revenue within trade and other payables in the accompanying consolidated statement of financial position.

        For contracts that permit customers to return acquired mobile devices, the amount of recognized revenue is adjusted for expected product return or refunds, which are estimated based on the basis of historical data. The respective refund liability is recorded as provision in the accompanying consolidated statement of financial position.

        Revenue from the provision of financial services mainly relates to interest bearing assets of MTS Bank. Such revenue is recognized on an accrual basis using the effective interest method.

        Revenue from integration services mainly relates to project type contracts and is determined by reference to the stage of completion of each respective projects. The stage of completion is calculated using the input method—based on the proportion of costs incurred for work performed to date to the estimated total contract costs. Revenue is recognized cumulatively as total revenue under the project multiplied by percentage of completion as at reporting date. When it is probable that total contract costs will exceed the total contract revenue, the expected loss is recognized as an expense immediately.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

        Disaggregation of revenue for the years ended December 31, 2018, 2017 and 2016 is dislosed in the tables below.

Disaggregation of revenue:

Year ended December 31, 2018:	Russia*	Ukraine	Other	HQ and elimination	Consolidated
Revenue
Mobile services	312,649	28,828	6,687	(3,274)	344,889
Fixed line services	60,401	255	199	(59)	60,796
Finance services	11,851	—	0	—	11,851
Integration services	7,392	—	0	(655)	6,737
Sales of goods	69,174	634	643	(1,048)	69,403
Other services	1,269	—	—	—	1,269
Eliminations	(14,652)	—		—	(14,652)

Total revenue	448,083	29,717	7,529	(5,037)	480,293

*
Comprised of the following segments: Russia convergent, Moscow fixed line, MTS Bank and Other (excluding MTS Armenia)

Year ended December 31, 2017:	Russia*	Ukraine	Other	HQ and elimination	Consolidated
Revenue
Mobile services	303,991	25,815	9,588	(3,819)	335,575
Fixed line services	60,782	226	160	(68)	61,101
Finance services	—	—	—	—	—
Integration services	5,571	—	—	(916)	4,655
Sales of goods	52,536	62	381	(829)	52,149
Other services	—	—	—	—	—
Eliminations	(10,568)	—	—	—	(10,568)

Total revenue	412,312	26,103	10,129	(5,632)	442 911

Year ended December 31, 2016:	Russia*	Ukraine	Other	HQ and elimination	Consolidated
Revenue
Mobile services	294,988	28,851	12,695	(5,288)	331,246
Fixed line services	61,166	277	98	(56)	61,485
Finance services	—	—	—	—	—
Integration services	5,603	—	—	(996)	4,607
Sales of goods	49,648	59	319	(821)	49,205
Other services	—	—	—	—	—
Eliminations	(10,851)	—	—	—	(10,851)

Total revenue	400,554	29,187	13,111	(7,160)	435,692

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

Contract balances

        Contract balances include trade receivables related to the recognized revenue, contract assets and contract liabilities.

        Trade receivables represent an unconditional right to receive consideration (primarily in cash).

        Contract assets represent accrued revenues that have not yet been billed to customers due to certain contractual terms other than the passage of time. This is the case in a bundled offering which combines the sale of a mobile device and the provision of mobile services for a fixed-period, where the mobile device is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for mobile communication services to the supply of the mobile phone. The excess of the amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and is thus transferred to trade receivables as the service is invoiced. The other part of contract assets relates to the Group's rights to consideration for work completed but not yet billed for integration services projects.

        Contract liabilities represent amounts paid by customers to the Group before receiving the goods and/or services promised in the contract. This is the case for advances received from customers or amounts invoiced or amounts invoiced and paid for goods or services that are yet to be transferred.

        The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	As of
	December 31, 2018	January 1, 2018
Receivables	28,097	14,271
Contract assets	105	—

Total assets	28,202	14,271

Less current portion	(28,192)	(14,271)

Total non-current assets	10	—

Contract liabilities	(22,155)	(18,461)
Thereof:
Mobile and fixed telecommunication services	(20,094)	(17,156)
Other services	(1,741)	(1,084)
Loyalty programme	(320)	(221)

Total liabilities	(22,155)	(18,461)
Less current portion	21,597	17,696

Total non-current liabilities	(558)	(765)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

        Changes in the contract assets and the contract liabilities balances during the period are as follows:

	Contract assets	Contract liabilities
Balance as of January 1, 2018		(18,461)
Revenue recognised that was included in the contract liability balance at the beginning of the period	—	10,999
Increase due to cash received, excluding amount recognised as revenue during the period	—	(14,390)
Transfers from contract assets to receivables
Effect of changes in estimates	105	—
Business combinations	—	(303)

Balance as of December 31, 2018	105	(22,155)

        The Group expects to recognize revenue related to performance obligations that were unsatisfied (or partially unsatisfied) as of December 31, 2018 as follows:

	2019	2020 - 2024	2025 - 2029	After 2029	Total
Mobile telecommunication services	(19,536)	(541)	(17)	—	(20,094)
Other services	(1,741)				(1,741)
Loyalty programme	(320)	—	—	—	(320)

Cost to obtain and fulfill a contract

        The Group capitalizes certain incremental costs incurred in acquiring or fullfilling a contract with a customer if the management expects these costs to be recoverable.

        Costs of acquiring a contract include commissions paid to a third-party distrubutors as well as the associated remuneration of the Group's commercial employees for obtaining a contract with a customer. These costs are amortized on a straight-line basis over the average subscriber life.

        Costs to fulfill a contract mainly relate to costs of equipment transferred to the subscribers required for the provision of services. These costs are amortized on a straight-line basis for the shorter of equipment useful life or average subscriber life.

        The Group uses a practical expedient from IFRS 15 which allows to expense contract costs as incurred when the expected contract duration is one year or less.

        As of December 31, 2018 and January 1, 2018 the balances of cost to obtain and fulfill contracts capitalized by the Group amounted to:

	December 31, 2018	January 1, 2018
Cost to obtain contracts	7,017	6,829
Cost to fulfull contracts	1,614	966

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

        As of December 31, 2018 and January 1,2018, the accumulated amortization expense related to cost to obtain and fulfill contracts amounted to 16,908 RUB million and 12,420 RUB million, respectively. Amortization expense related to cost to obtain and fulfill contracts recognized for the year ended December 31, 2018 amounted to 4,371 RUB million. There was no impairment loss relating to the costs capitalized.

8. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses for the years ended December 31, 2018, 2017 and 2016 comprised the following:

	2018	2017	2016
Salaries and social contributions	46,769	44,605	44,347
Advertising and marketing expenses	10,090	9,185	10,480
General and administrative expenses	8,127	8,321	7,007
Taxes other than income tax	4,010	3,896	3,806
Cash collection commission	3,724	3,689	3,311
Universal service fund	3,535	3,462	3,412
Dealers commission	3,387	6,718	6,740
Utilities and maintenance	2,852	9,361	9,092
Consulting expenses	2,067	1,975	1,618
Billing and data processing	1,243	1,292	1,485
Other	2,142	2,682	2,748

Total	87,946	95,186	94,046

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

9. FINANCE INCOME AND COSTS

        Finance income and costs for the years ended December 31, 2018, 2017 and 2016 comprised the following:

	2018	2017	2016
Interest expense:
—Loans and notes	25,613	22,131	22,982
—Amortization of debt issuance costs	415	623	683
—Lease obligations(1)	13,917	954	855
—Provisions: unwinding of discount	223	91	94

Total interest expense	40,168	23,799	24,614

Loss on financial instruments	1,008	2,486	25
Other finance costs	63	86	2,885

Total finance costs	41,239	26,371	27,524

Less: amounts capitalized on qualifying assets(2)	(460)	(307)	(388)
Less: debt modification and other gain	(2,614)	—	—
Finance costs	38,165	26,064	27,136

Finance income on loans and receivables
—Interest income on bank deposits	5,182	4,818	4,277
—Interest income on loans issued	357	330	510
—Other finance income	442	400	486

Finance income	5,981	5,548	5,273

Net finance costs	32,184	20,516	21,863

(1)
Starting from January 1, 2018 the Group has applied IFRS 16, "Leases"

(2)
The annual weighted average capitalization rates of 8.2%, 8.2% and 8.3% were used to determine the amount of capitalized interest for the years ended December 31, 2018, 2017 and 2016, respectively.

10. OPERATIONS IN UZBEKISTAN

        On August 5, 2016, the Group sold its 50.01% stake in UMS LLC, or UMS, a subsidiary in Uzbekistan for USD 1 to UMS's sole remaining shareholder—the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of The Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan.

        The results of UMS's operations were reported as discontinued operations in the accompanying consolidated statements of profit or loss. The consolidated statements of financial position and consolidated statements of cash flows for all periods presented were not retrospectively restated on discontinued operations.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

10. OPERATIONS IN UZBEKISTAN (Continued)

UMS's summary of financial information:

Results of discontinued operation

Year ended December 31, 2016
Revenue	5,115
Expenses	(6,602)

Loss before tax	(1,487)

Income tax gain (note 12)	192

Loss for the period	(1,295)

Loss on sale of discontinued operations	(2,726)

Loss from discontinued operations	(4,021)

Loss attributable to non-controlling interests	(654)

Loss to owners of the Company	(3,367)

Basic loss per share	(1.69)
Diluted loss per share	(1.69)

Cash flows from (used in) discontinued operation

Year ended December 31, 2016
Net cash used in operating activities	(543)
Net cash used in investing activities	(1,253)
Net cash provided by financing activities	1,234

        As of August 5, 2016, the carrying amounts of UMS's net assets and reconciliation of the loss on disposal were as follows:

Property, plant and equipment	(6,960)
Other intangible assets	(2,922)
Other non-current assets	(2,577)
Cash and cash equivalents	(378)
Other current assets	(1,359)
Non-current liabilities	5,113
Current liabilities	2,484
Non-controlling interest	1,787
Accumulated other comprehensive income	2,086

Consideration received	—

Loss on disposal of UMS	(2,726)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

11. OPERATIONS IN TURKMENISTAN

        In September 2017, the Group's subsidiary in Turkmenistan MTS Turkmenistan or MTS-TM, suspended the provision of telecommunication services to its subscribers, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to servicing MTS clients. The license for the provision of telecommunication services on the territory of Turkmenistan was valid until the end of July 2018.

        According to the IAS 36 (par.12), the Group considered facts described above as an impairment indicators and consequently determined that all long-lived assets attributable to the Turkmenistan subsidiary were impaired. The Group also assessed the recoverability of the current assets and recorded a provision for those that were considered to be impaired. No indicators of impairment were identified in respect of cash and cash equivalents attributable to MTS-TM. Total impairment charges recognized in the Group's consolidated statement of profit or loss for the year ended December 31, 2017 were as follows:

Impairment of long-lived assets	3,204
Current provision for income tax	100
Provision for doubtful accounts	74
Other operating expenses	37
Taxes other than income tax	20
Deferred income tax	(69)

3,366

        In July 2018, the Group filed a Request for Arbitration against the Sovereign State of Turkmenistan with the World Bank's International Center for Settlement of Investments Disputes ("ICSID") in order to protect its legal rights and investments in Turkmenistan.

        In December 2018 the Group started dismantling of terminal network equipment in Turkmenistan and accrued a dismaltlment provision in the amount of RUB 228 million in the Group's consolidated statement of profit or loss.

12. INCOME TAX

        Income taxes of the Group's Russia-incorporated entities have been calculated in accordance with Russian legislation and are based on the taxable profit for the period. The corporate income tax rate in Russia is 20%. The withholding tax rate on dividends paid within Russia is 13%. The foreign subsidiaries of the Group pay withholding taxes in their respective jurisdictions. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

12. INCOME TAX (Continued)

        Significant components of income tax expense for the years ended December 31, 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Current income tax charge	19,881	20,712	15,177
Prior period tax adjustments	(133)	673	98

Total current income tax	19,748	21,385	15,275

Deferred tax	(2,779)	(2,408)	(137)

Income tax expense on continuing operations	16,969	18,977	15,138

Tax effect from the discontinued operations (Note 10)	—	—	(192)

Total tax expense for the period	16,969	18,977	14,946

        The statutory income tax rates in jurisdictions in which the Group operates for 2018, 2017 and 2016 were as follows: Russia and Armenia—20%, Ukraine—18%, Turkmenistan—8%, Czech Republic—19%. The Russian statutory income tax rate of 20% reconciled to the Group's effective income tax rate for the years ended December 31, 2018, 2017 and 2016 as follows:

	2018	2017	2016
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
Expenses not deductible for tax purposes	0.9	1.7	2.1
Prior periods tax effects	(0.2)	0.8	0.1
Different tax rate of foreign subsidiaries	(0.3)	—	(0.5)
Earnings distribution from subsidiaries	0.1	0.9	0.2
Change in fair value of derivative financial instruments	—	0.4	0.3
Derecognition of deferred tax assets	0.1	0.7	—
Other	(0.4)	0.6	0.2

Effective income tax rate	20.2%	25.1%	22.4%

        The Group reported the following deferred income tax assets and liabilities in the consolidated statement of financial position:

	December 31, 2018	December 31, 2017
Deferred tax assets	11,190	5,545
Deferred tax liabilities	(24,439)	(23,773)

Net deferred tax liabilities	(13,249)	(18,228)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

12. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2017 were as follows:

	January 1, 2017	Recognised in profit / loss	Recognised in other comprehensive income	Effect of acquisitions	Effect of derecognition	December 31, 2017
Assets / (liabilities) arising from tax effect of:
Depreciation of property, plant and equipment	(19,301)	599	(39)	—	(180)	(18,921)
Other intangible assets	(7,094)	(290)	(8)	(59)	(3)	(7,454)
Potential distributions from/ to Group's subsidiaries/ associates	(3,987)	(175)	119	—	—	(4,043)
Licenses	(2,099)	80	25	—	—	(1,994)
Customer base	(660)	124	—	—	—	(536)
Accrued expenses for services	6,382	761	(9)	—	(3)	7,131
Lease obligations	2,199	164	—	—	—	2,363
Loss carryforward	1,917	226	—	—	—	2,143
Provision for investment in Delta Bank in Ukraine	653	—	(52)	—	—	601
Deferred connection fees	540	33	(11)	—	—	562
Hedge and other	989	1,077	(141)	—	(5)	1,920

Net deferred tax liability	(20,461)	2,599	(116)	(59)	(191)	(18,228)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

12. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2018 were as follows:

	December 31, 2017	Adjustment on initial application of new IFRS standards	Recognised in profit / loss	Recognised in other comprehensive income	Effect of acquisitions	December 31, 2018
Assets / (liabilities) arising from tax effect of:
Depreciation of property, plant and equipment	(18,921)	1,632	513	143	395	(16,238)
Other intangible assets	(7,454)	—	1,218	9	147	(6,080)
Potential distributions from/ to Group's subsidiaries/ associates	(4,043)	—	418	(394)	—	(4,019)
Licenses	(1,994)	—	148	(71)	—	(1,917)
Customer base	(536)	—	279	—	(449)	(706)
Capitalization of cost to obtain and fulfill contracts	—	(1,290)	(31)	—	—	(1,321)
Accrued expenses for services	7,131	—	(603)	51	426	7,005
Right-of-use assets and lease obligations	2,363	(1,632)	1,833	—	—	2,564
Loss carryforward	2,143	—	1,362	—	751	4,256
Provision for investment in Delta Bank in Ukraine	601	—	(319)	85	—	367
Contract liabilities	562	717	(340)	15	—	954
Debt modification	—	(597)	(478)	—	—	(1,075)
Hedge and other	1,920	142	(1,221)	58	2,062	2,961

Net deferred tax liability	(18,228)	(1,028)	2,779	(104)	3,332	(13,249)

        The Group recognizes deferred income tax on future dividend distributions from foreign subsidiaries and associates which are based on the cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations.

        The Group recognizes deferred tax assets in respect of tax losses carried forward to the extent that realization of tax losses against future taxable profit is probable. Deferred tax assets related to tax losses of the Group's subsidiaries are recognized according to the fact that certain tax planning opportunities are available to these subsidiaries that will create taxable profit in the period in which the unused tax losses can be utilized. The amount of the deferred tax asset considered realizable, however, could be remeasured if estimates of future taxable income are changed.

        Federal law 401-FZ dated November 30, 2016 cancelled the time limit of prior periods' tax losses carryforward, which had been previously restricted to 10 years. Furthermore, the law specified that for the years 2017-2020 prior periods' tax losses carried forward should not exeed 50% of the tax base.

        Unused tax losses, for which deferred tax assets were not recognized in the consolidated statement of financial position as of December 31, 2018 and 2017 amounted to RUB 42,271 million and RUB 18,003 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

12. INCOME TAX (Continued)

        The Group accrued RUB 850 and 906 million as of December 31, 2018 and 2017, respectively, as a component of income tax payable in relation to uncertain income tax positions.

        A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable.

13. EARNINGS PER SHARE

        The following table sets forth the computation of earnings per share for the year ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Numerator:
Profit for the year from continuing operations, attributable to the owners of the company (before IFRS 15 application)	65,722	56,042	51,841
Profit for the year from continuing operations attributable to the owners of the company	65,898	56,042	51,841
Loss for the year from discontinued operations attributable to the owners of the company	(59,050)	—	(3,367)
Denominator, in thousands:
Weighted-average ordinary shares outstanding	1,873,563	1,953,779	1,989,282
Employee stock options	2,158	1,779	1,412

Weighted-average diluted shares outstanding	1,875,721	1,955,558	1,990,694

Earnings per share—basic, RUB (before the application of IFRS 15)	3.56	28.68	24.37
Basic EPS from continuing operations	35.08	28.68	26.06
Basic EPS from discontinued operations	(31.52)	—	(1.69)
Earnings per share—diluted, RUB (before the application of IFRS 15)	3.56	28.66	24.35
Diluted EPS from continuing operations	35.04	28.66	26.04
Diluted EPS from discontinued operations	(31.48)	—	(1.69)
Earnings per share—basic, RUB	3.65	28.68	24.37
Basic EPS from continuing operations	35.17	28.68	26.06
Basic EPS from discontinued operations	(31.52)	—	(1.69)
Earnings per share—diluted, RUB	3.65	28.66	24.35
Diluted EPS from continuing operations	35.13	28.66	26.04
Diluted EPS from discontinued operations	(31.48)	—	(1.69)

14. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents represent cash on hand and in bank accounts, as well as short-term bank deposits, which have original maturities of less than three months. Other short-term highly liquid investments are treated as cash equivalents only if they are held for the purpose of meeting short-term

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

14. CASH AND CASH EQUIVALENTS (Continued)

cash commitments, are readily convertible to known amounts of cash and are subject to insignificant risk of change in value.

        Cash and cash equivalents comprised the following:

	December 31, 2018	December 31, 2017
Cash and cash equivalents at banks and on hand in:
Russian Rubles	17,012	16,879
US Dollars	4,873	1,119
Euro	2,073	983
Ukraine Hryvna	1,548	403
Turkmenian Manat	721	1,267
Other	954	318
Short-term deposits with an original maturity of less than 92 days:
Russian Rubles	52,764	6,595
Ukraine Hryvna	3,215	352
Euro	915	—
US Dollars	—	2,603
Other		67

Total cash and cash equivalents	84,075	30,586

15. SHORT-TERM INVESTMENTS

        Short-term investments represent investments in loans and time deposits, which have original maturities of longer than three months and are repayable in less than twelve months, as well as investment in debt and equity securities. Deposits, loans and debt securities are carried at amortized cost as they are held to collect contractual cash flows in the form of payments of principal and interest. Assets in Sistema Capital trust management are carried at fair value through profit and loss, as this portfolio of assets is neither held to collect contractial cash flows nor held both to collect contractual cash flows and to sell financial assets.

        Short-term investments are presented net of allowance for Expected Credit Losses ("ECL").

        Loans to customers issued by MTS Bank are presented separately within Bank deposits and loans.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. SHORT-TERM INVESTMENTS (Continued)

        The Group's short-term investments comprised the following:

	Category	December 31, 2018		December 31, 2017
Notes	At amortized cost	15,191		7,605
Deposits	At amortized cost	14,388		27,826
Assets in Sistema Capital trust management (Notes 28, 31)	Financial asset at fair value through profit and loss	11,644		9,600
Loans	At amortized cost	7,050		5,669
Notes	Financial asset at fair value through other comprehensive income	70		57

Short-term investments (Gross)		48,343		50,757

Allowance for ECL		(480	)(1)	—

Total short-term investments		47,863		50,757

(1)
ECL Allowance related to loan granted to Mr. Pierre and Mr. Moussa Fattouche recognized at January 1, 2018 as a result of IFRS 9 implemetation.

        The loans amount generally consists of a loan issued to Mr. Pierre Fattouche and Mr. Moussa Fattouche.

16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

        Associates are those entities where the Group exercises significant influence, and they are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not equate to control or joint control over those policies. These entities are recognized at cost at the time of acquisition and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income. The carrying amount of the investment in such entities may include goodwill as the positive difference between the cost of the investment and Group's proportionate share in the fair-values of the entity's identifiable assets and liabilities. The Group presents its share in profits or losses in associates within operating profit if those interests are viewed as part of Group's core operations. As of December 31, 2018, only MTS Belarus was considered as part of Group's core operating activity. Shares in profits and losses of other Group's associates were presented as non-operating items.

        Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement and have rights to the net assets of the arrangement. The Group recognizes its interest in a joint venture where it has joint control of the investment and accounts for that investment using the equity method. Share in profit and loss of the Group's joint venture was presented as non-operating item.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

        The Group's investments in associates and joint ventures comprised the following:

	Country of operations	Operating activity	December 31, 2018	December 31, 2017
MTS Belarus	Belarus	telecommunications	4,051	3,660
MTS Bank	Russia	banking	—	2,902
OZON Holdings Ltd	Russia	e-commerce	4,797	2,517
Equity investments in other unquoted companies	Russia	digital TV, asset management, etc.	1,887	373

Total investments in associates			10,735	9,452

        The reconciliation of summarized financial information of MTS Belarus to the carrying amount of the Group's interest in associate is presented as follows:

	December 31, 2018	December 31, 2017
Assets
Non-current assets	17,659	9,819
Current assets	11,652	8,117

Liabilities
Non-current liabilities	(7,089)	(703)
Current liabilities	(13,955)	(9,764)

Total identifiable net assets	8,267	7,469

The Group's share in associate	49%	49%
The Group's share of identifiable net assets	4,051	3,660
Carrying amount of the Group's interest	4,051	3,660

        The composition of the Group's share of income of MTS Belarus is as follows:

	Year ended December 31,
	2018	2017	2016
Revenue	(27,695)	(23,037)	(22,256)
Net profit for the year	(7,752)	(6,552)	(6,356)

The Group's share of the profit of the associate for the year	(3,799)	(3,210)	(3,115)

Other comprehensive loss for the year (currency translation adjustment)	(648)	525	2,292
Total comprehensive income for the year	(8,400)	(6,027)	(4,064)
The Group's share of total comprehensive income of the associate for the year	(4,116)	(2,953)	(1,991)

Dividends received	3,691	3,590	2,795

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

        The reconciliation of summarized financial information of MTS Bank to the carrying amount of the Group's interest in associate is presented below:

December 31, 2017
Total assets	142,405
Total liabilities	(121,169)
Non-controlling interests	—

Total identifiable net assets attributable to the Group	21,236

The Group's share in associate	26.6%
The Group's share of identifiable net assets	6,127
Impairment of investment in associate	(3,225)

Carrying amount of the Group's interest	2,902

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

        In May 2017 MTS Bank disposed of a 47% stake in East-West United Bank to Sistema, retaining less than 20% and lost control. Consequently, the accumulated foreign currency translation reserve in the amount of RUB 659 million was derecognized from the accumulated other comprehensive income of the Group.

        In July 2018, the Group increased its ownership share in MTS Bank from 26.6% to 55.4% and obtained control over the entity (Note 2). The Group discontinued the use of the equity method for accounting of investment in MTS Bank and accounted for the acquisition as a transaction under common control directly in equity.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

        The Group's share in the net losses of MTS Bank was included in the non-operating share of the loss of the associates in the accompanying consolidated statement of profit or loss. The composition of the Group's share of loss of MTS Bank is the following:

	Year ended December 31,
	2018*	2017	2016
Total interest income	(9,289)	(14,204)	(16,555)
Total interest expense	3,799	6,505	8,364
Net loss for the period	609	593	4,495

The Group's share of the loss of the associate for the period	162	109	1,179

Other comprehensive loss for the period	614	2,000	1,614
Total comprehensive loss for the period	1,223	2,593	6,109

The Group's share of the total comprehensive loss for the period	326	690	1,608

*
Prior to discontinuing use of the equity method

OZON Holdings Limited

        The Group holds less than 20% of the equity interests in OZON Holdings Limited, nevertheless it has significant influence over the investee through the representation of the Group on the investee's Board of Directors and a number of veto rights.

        In 2017 and 2018 the Group acquired additional equity interests in OZON Holdings Limited through several transactions, which resulted in increase of the Group's share in OZON Holdings Limited from 10.8% to 11.2% as of December 31, 2017 and from 11.2% to 18.69% as of December 31, 2018. The details on these transactions are summarized below:

Date of transaction	Substance of transaction	Consideration paid, RUB mln	Number of ordinary shares acquired	Increase of the Group's share
September 2017	Participation in additional share issuance	19	5,193	0.16%
October 2017	Participation in additional share issuance	28	7,698	0.23%
March 2018	Participation in additional share issuance	1,158	141,498	2.5%
May 2018	Purchase from non-controlling shareholder	943	114,616	3.0%
July 2018	Purchase from non-controlling shareholder	85	11,209	0.32%
September 2018	Exercise of the put option	575	70,978	0.86%
September 2018	Purchase from non-controlling shareholder	289	31,810	0.81%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

Sistema Capital

        In September 2017, the Group acquired a 30% ownership interest in Sistema Capital, a trust management company, through a cash contribution of RUB 356 million into its authorized share capital.

YouDo

        In September 2018, the Group acquired a 13.68% ownership interest in Youdo Web Technologies Limited (YouDo), a Russian online service provider matching freelance labor supply to demand for everyday and business tasks, for a cash contribution of RUB 824 million. Though the Group holds less than 20% of the equity interests in YouDo, nevertheless it has significant influence over the investee based on its ownership of equity shares, representation on the investee's Board of Directors and certain additional rights related to the decision-making process on key issues.

Sistema-Rentnaya Nedvizhimost

        In December 2018, MTS Bank sold 40.26% share in a property investments mutual fund «Sistema-Rentnaya Nedvizhimost» to Business Nedvizhimost, subsidiary of Sistema, for cash consideration of RUB 450 million. The Group classified the remaining investment in the mutual fund as investment in joint venture, based on the existence of a joint decision-making process and the rights to net assets of the mutual fund. The Group applied the equity method of accounting to its remaining share in the mutual fund.

        The following table is the aggregate financial information of investments in Ozon Holdings Ltd and other individually insignificant associates and joint ventures, held by the Group:

	Year ended December 31,
	2018	2017	2016
Net loss for the year	4,600	1,760	1,172
The Group's share of the loss of the associate for the year	747	327	108
Other comprehensive income for the year	—	—	—
Total comprehensive loss for the year	4,600	1,760	1,172
The Group's share of total comprehensive loss of the associate for the year	747	327	108

17. OTHER INVESTMENTS

        Other investments consist primarily of long-term deposits, which are repayable in more than a year, loans, debt securities and equity holdings in private companies. Deposits, loans and notes are carried at amortized cost as they are held to collect contractual cash flows in the form of payments of principal and interest.

        Loans to customers issued by MTS Bank are presented separately within Bank deposits and loans.

        Investments in shares of the companies over which the Group does not have control or an ability to exercise significant influence are accounted for at amortized cost.

        Other investments are presented net of allowance for ECL.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. OTHER INVESTMENTS (Continued)

        Other investments of the Group comprised the following:

	Category	December 31, 2018	December 31, 2017
Notes	At amortized cost	15,327	—
Deposits	At amortized cost	139	9
Loans and unquoted notes	At amortized cost	12	621
Other	At amortized cost	1,397	1,323

Other investments (Gross)		16,875	1,953

Allowance for ECL		(2)	—

Total other investments		16,873	1,953

18. TRADE AND OTHER RECEIVABLES

        Trade and other receivables are carried at transaction price. The carrying value of all trade receivables is reduced by appropriate allowances for ECL.

        For trade receivables the Group applies a simplified approach and calculates ECL based on lifetime expected credit losses. For receivables from subscribers and dealers and partialy for other trade receivables the allowance for ECL is computed using the provision matrix. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and all reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, receivables from subscribers are written-off if past due for more than 150 days. Receivables other than from subscribers are written-off upon the expiration of the limitation period or before based on results of internal investigations.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. TRADE AND OTHER RECEIVABLES (Continued)

        Trade and other receivables current and non-current comprised the following:

	December 31, 2018	December 31, 2017
Receivables from handset sales financing	14,252	—
Subscribers	13,495	11,723
Other trade receivables	4,049	3,119
Roaming	3,763	7,650
Interconnect	2,193	2,121
Other receivables	1,641	1,254
Integration services	1,190	721
Bonuses from suppliers	492	569
Dealers	386	3,204
Allowance for ECL (IFRS 9)	(4,318)	—
Allowance for doubtful accounts (IAS 39)	—	(2,344)

Trade and other receivables total	37,143	28,017

Less non-current portion	(2,600)	—

Trade and other receivables current	34,543	28,017

        The analysis of the age of trade and other accounts receivables and the respective allowance for ECL as of December 31, 2018:

Receivables from subscribers and dealers and other trade receivables assesed for impairement based on provision matrix	Weighted- average loss rate	Gross carrying amount	Loss allowance (based on provision matrix)	Credit-impaired
Current	1%	1,300	(5)	No
1 - 30 days past due	8%	9,707	(761)	No
31 - 60 days past due	14%	1,963	(285)	No
60 - 90 days past due	29%	719	(227)	No
More than 90 days past due	60%	1,282	(817)	Yes

Total	14%	14,971	(2,095)

Receivables other than from subscribers and dealers assesed for impairement based on individual basis	Weighted- average loss rate	Gross carrying amount	Loss allowance (individually assessed)	Credit-impaired
Current	1%	6,656	(11)	No
1 - 30 days past due	1%	1,147	(3)	No
31 - 60 days past due	1%	615	(5)	No
60 - 90 days past due	2%	396	(9)	No
More than 90 days past due	19%	3,424	(689)	Yes

Total	5%	12,238	(717)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. TRADE AND OTHER RECEIVABLES (Continued)

Receivables from handset sales financing	Weighted- average loss rate	Gross carrying amount	Loss allowance (collectively assessed)	Credit-impaired
Current	2%	12,352	(205)	No
1 - 30 days past due	13%	414	(52)	No
31 - 60 days past due	43%	93	(40)	No
60 - 90 days past due	58%	68	(39)	No
More than 90 days past due	88%	1,325	(1,170)	Yes

Total	11%	14,252	(1,506)

        The following table summarizes changes in the allowance for expected credit losses for the year ended December 31, 2018:

Year ended December 31, 2018
Balance, beginning of the year calculated under IAS 39	(2,344)

Additional allowance required under IFRS 9	(233)

Balance, beginning of the year, calculated under IFRS 9	(2,577)

Allowance for ECL	(3,210)
Accounts receivable written off	2,948
Acquisition of subsidiaries	(1,479)

Balance, end of the year	(4,318)

Comparative information under IAS 39:

        The analysis of the age of trade and other accounts receivables past due but not impaired:

December 31, 2017
Neither past due nor impaired	22,551
Past due, but not impaired:
Less than 60 days	3,265
61 - 150 days	872
More than 150 days	1,329

Total	28,017

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. TRADE AND OTHER RECEIVABLES (Continued)

        The following table summarizes changes in the allowance for doubtful accounts receivable:

	Year ended December 31, 2017	Year ended December 31, 2016
Balance, beginning of the year	(2,160)	(2,928)
Allowance for doubtful accounts	(2,880)	(2,863)
Accounts receivable written off	2,696	3,459
Disposal of subsidiary	—	172

Balance, end of the year	(2,344)	(2,160)

19. INVENTORIES

        Inventories are stated at the lower of cost or net realizable value. Inventory cost is determined using the weighted average cost method. Handsets and accessories held for sale are expensed when sold. The Group regularly assesses its inventories for obsolete and slow-moving stock.

        Inventory and spare parts comprised the following:

	December 31, 2018	December 31, 2017
Handsets and accessories	15,191	7,836
SIM cards and prepaid phone cards	1,167	784
Advertising and other materials	916	561
TV equipment for resale	676	350
Software and equipment for installation and resale	491	309
Spare parts for telecommunication equipment	213	155

Total inventories	18,654	9,995

        Other materials mainly consist of automotive and IT components, advertising, stationery, fuel and auxiliary materials.

        Spare parts for telecommunication equipment included in the inventory are expected to be utilized within twelve months of the year end.

        Expenses for inventory obsolescence provision were included in cost of goods in the consolidated statement of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. INVENTORIES (Continued)

        For the years ended December 31, 2018, 2017 and 2016, cost of goods comprised the following expenses:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Amount of inventories recognized as an expense	60,543	43,440	44,026
Inventory obsolescence provision	3,697	2,692	2,159
Reversal of obsolescence provision	(371)	(509)	(611)

Total cost of goods	63,869	45,623	45,574

        The reversal of the inventory obsolescence provision relates to handsets and accessories sold over the course of the Group's promotion campaigns. Inventories have been sold with a positive margin.

20. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment, including improvements, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life, as follows:

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. PROPERTY, PLANT AND EQUIPMENT (Continued)

        The net book value of property, plant and equipment as of December 31, 2018, December 31, 2017, December 31, 2016 and January 1, 2016 was as follows:

	Network and base station equipment	Land and buildings	Office equipment, vehicles and other	Construction in progress and equipment for installation	Total
Cost
January 1, 2016	542,530	27,321	49,692	28,966	648,509

Additions	1,350	32	—	47,340	48,722
Transferred into use	47,894	1,550	5,278	(54,722)	—
Disposal of UMS (Note 10)	(4,152)	(1,309)	(452)	(2,444)	(8,357)
Transfer to assets held for sale	(1,557)	—	(5)	—	(1,562)
Disposal	(20,321)	(426)	(3,201)	(374)	(24,322)
Other	(118)	(200)	269	55	6
Foreign exchange differences	(17,568)	(1,525)	(2,331)	(1,455)	(22,879)

December 31, 2016	548,058	25,443	49,250	17,366	640,117

Additions	2,094	15	302	57,170	59,581
Transferred into use	48,689	281	4,522	(53,492)	—
Arising on business combinations	10	2	5	—	17
Transfer to assets held for sale	(1,408)	—	(22)	—	(1,430)
Disposal	(27,092)	(684)	(5,460)	(1,315)	(34,551)
Other	327	(69)	(452)	7	(187)
Foreign exchange differences	(4,320)	36	(315)	(242)	(4,841)

December 31, 2017	566,358	25,024	47,830	19,494	658,706

Additions	2,777	4,887	777	63,047	71,488
Transferred into use	48,780	1,807	5,939	(56,526)	—
Arising on business combinations	123	3,912	1,323	18	5,376
Transfer to assets held for sale	(752)	(1,656)	(36)	—	(2,444)
Disposal	(25,963)	(322)	(2,712)	26	(28,971)
Transfer of financial leasing	(10,124)	—	(110)	—	(10,234)
Other	(1,043)	(536)	(319)	—	(1,898)
Foreign exchange differences	12,977	718	1,595	162	15,452

December 31, 2018	593,133	33,834	54,287	26,221	707,475

Accumulated amortisation and impairment
January 1, 2016	(300,509)	(7,455)	(37,883)	—	(345,847)
Charge for the year	(53,371)	(1,262)	(5,323)	—	(59,956)
Disposal of UMS (Note 10)	1,121	62	214	—	1,397
Transfer to assets held for sale	846	—	5	—	851
Disposal	19,126	134	2,768	—	22,028
Other	(222)	(182)	227	—	(177)
Foreign exchange differences	12,061	551	1,816	—	14,428
December 31, 2016	(320,948)	(8,152)	(38,176)	—	(367,276)

Charge for the year	(53,258)	(1,114)	(3,929)	—	(58,301)
Impairment	(2,175)	(393)	(295)	(764)	(3,627)
Transfer to assets held for sale	940	—	22	—	962
Disposal	24,248	284	5,053	—	29,585
Other	(458)	33	395	—	(30)
Foreign exchange differences	2,892	(79)	231	—	3,044

December 31, 2017	(348,759)	(9,421)	(36,699)	(764)	(395,643)

Charge for the year	(50,056)	(941)	(4,126)	—	(55,123)
Arising on business combinations	(13)	(368)	(922)	—	(1,303)
Impairment	—	361	151	—	512
Transfer to assets held for sale	223	455	37	—	715
Disposal	25,116	175	2,464	—	27,755
Transfer of financial leasing	2,070	—	41	—	2,111
Other	553	22	309	—	884
Foreign exchange differences	(9,148)	(500)	(1,292)	—	(10,940)

December 31, 2018	(380,014)	(10,217)	(40,037)	(764)	(431,032)

Net book value
January 1, 2016	242,021	19,866	11,809	28,966	302,662

December 31, 2016	227,110	17,291	11,074	17,366	272,841

December 31, 2017	217,599	15,603	11,131	18,730	263,063

December 31, 2018	213,119	23,617	14,250	25,457	276,443

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. PROPERTY, PLANT AND EQUIPMENT (Continued)

        The amount of the compensation from third parties for items of property, plant and equipment that were accidentally damaged during construction in Moscow for the years ended December 31, 2018, 2017 and 2016 totaled RUB 1,304 million, RUB 1,231 million and RUB 1,350 million, respectively. This was included in the accompanying consolidated statements of profit or loss as component of other operating income.

21. GOODWILL

        Goodwill represents an excess of consideration transferred plus the fair value of any non-controlling interest ("NCI") in the acquiree at the acquisition date over the fair values of the identifiable net assets of the acquired entity. Goodwill is not amortized, but is tested for impairment (Note 22).

        The change in the net carrying amount of goodwill for the years ended December 31, 2018 and 2017 by reportable segments was as follows:

	Russia Convergent	Moscow fixed line	Ukraine	Other	Total
Balance at January 1, 2017
Gross amount of goodwill	30,266	1,083	95	7,223	38,667
Accumulated impairment loss	(1,466)	—	—	(3,516)	(4,982)

	28,800	1,083	95	3,707	33,685

Acquisitions (Note 5)	62	—	—	732	794
Reclassification	(81)	81	—	—	—
Currency translation adjustment	—	—	(8)	(190)	(198)

Balance at December 31, 2017
Gross amount of goodwill	30,247	1,164	87	7,765	39,263
Accumulated impairment loss	(1,466)	—	—	(3,516)	(4,982)

	28,781	1,164	87	4,249	34,281

Acquisitions (Note 5)	1,877	213	—	2,512	4,602
Impairment (Note 22)	—	—	—	(524)	(524)
Currency translation adjustment	—	—	19	729	748

Balance at December 31, 2018
Gross amount of goodwill	32,124	1,377	106	11,006	44,613
Accumulated impairment loss	(1,466)	—	—	(4,040)	(5,506)

	30,658	1,377	106	6,966	39,107

22. IMPAIRMENT REVIEW

        Goodwill—The management of the Group performs impairment tests for the goodwill assigned to the cash-generating units at least annually, and also when there are any indications that the carrying amount of the cash generating unit ("CGU") is impaired.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. IMPAIRMENT REVIEW (Continued)

        Investments in associates and joint ventures—The carrying amount of the investment accounted for using the equity method is tested for impairment provided there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss is recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs of disposal and value in use.

        Tangible and intangible assets excluding goodwill—At the end of each reporting period, the management of the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss.

        When reviewing for indicators of impairment the management of the Group considers the relationship between its market capitalization and book value, changes in country risk premiums and other factors.

        When the carrying amount of the CGU exceeds its recoverable amount, assets allocated to this CGU must be impaired.

        The recoverable amounts of the CGUs are determined based on their value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. The discount rate applied to measure free cash flow is the weighted average cost of capital according to the finance structure established for each CGU.

        Future cash flows calculations are based on a five-year operations plan, which is prepared and approved by the management of the Group. Estimation of future cash flows requires assumptions to be made in respect to uncertain factors, including the management's expectations of the following: OIBDA margin, timing and amount of future capital expenditure, terminal growth rates and appropriate discount rates to reflect the risks involved. Therefore, OIBDA margin and capital expenditures used for value in use calculation are primarily derived from internal sources, based on past experience and extended to include management expectations.

Oblachniy Retail

        During the year ended December 31, 2018 the Group recognized impairment charges in the amount of RUB 677 million in respect of the goodwill and non-current assets of the CGU "Oblachniy Retail".

        CGU "Oblachniy Retail" operates as retail software developer, cash register distributor and provider of integrated digital cash management solutions for business to business ("B2B") clients. The impairment in the CGU "Oblachniy Retail" reflects lower operating performance and uncertainty in respect to the ability to meet its operational targets. The recoverable amount of the CGU "Oblachny Retail" was equal to RUB 765 million as of December 31, 2018, which includes inventory stock measured at net realizable value and related tax balances.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. IMPAIRMENT REVIEW (Continued)

NVision Czech Republic

        During the year ended December 31, 2017 the Group recognized impairment charges of RUB 571 million in respect of the non-current assets of the CGU "NVision Czech Republic", whereas during the year ended December 31, 2018 the imparment charges in the amount of RUB 507 million was reversed as a result of the improvement in its operating performance.

        CGU "NVision Czech Republic" tailors in-house software solutions, provides support and managed services to telecom operators, delivers electronic and mechanical manufacturing services.

        The recoverable amount of the CGU "NVision Czech Republic" was RUB 1,778 million as of December 31, 2018 compared to RUB 954 million as of December 31, 2017. However, the impairment charge was only reversed to the extent that it does not increase the carrying amount above what it would have been if the impairment charge had never been recognized.

MTS Turkmenistan

        During the year ended December 31, 2017 the Group recognized impairment charges in the amount of RUB 3,204 million in respect of the non-current assets of the CGU "Turkmenistan".

        CGU "Turkmenistan" provided mobile services across multiple regions of Turkmenistan. The impairment in the CGU "Turkmenistan" reflects uncertainty in respect of the ability to continue operations in Turkmenistan. In September, 2017, the Group's subsidiary in Turkmenistan suspended the provision of telecommucation services to its subscribers, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to servicing clients. The recoverable amount of the CGU "Turkmenistan" was equal to nil as of December 31, 2017 and as of December 31, 2018.

        Impairment loss and reversal of the impairment charges recognized during the year ended December 31, 2018 and 2017 are attributable to operating segments of the Group, reported as a part of the "Other" category, which does not constitute a reportable segment (Note 6).

        The total amount of the impairment loss and reversal of impairment charges for the year ended December 31, 2018 was allocated to the carrying amounts of property, plant and equipment and other intangible assets as follows:

	Oblachniy Retail	NVision Czech Republic
Goodwill	524
Property, plant and equipment	13	(505)
Other intangible assets	140	(2)

Total	677	(507)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. IMPAIRMENT REVIEW (Continued)

        The total amount of the impairment loss for the year ended December 31, 2017 was allocated to the carrying amounts of property, plant and equipment and other intangible assets as follows:

	Turkmenistan	NVision Czech Republic
Property, plant and equipment	3,063	564
Other intangible assets	141	7

Total	3,204	571

  Key assumptions used for value in use calculation:

        The table below presents OIBDA margin utilized for value in use calculation of related CGUs:

CGU	December 31, 2018	December 31, 2017
Russia Convergent	42.4% - 42.9%	38.0% - 39.1%
Armenia	45.0% - 47.4%	40.2% - 41.2%
Moscow fixed line	56.0% - 59.2%	41.0% - 48.5%
Ukraine	50.0% - 51.6%	31.4% - 40.6%
NVision Czech Republic	4.9% - 5.5%	4.2%
Oblachniy retail	negative	—

        The table below presents capital expenditure as a percentage of revenue utilized for value-in-use calculations of related CGUs:

CGU	December 31, 2018	December 31, 2017
Russia Convergent	19.0%	17.2%
Armenia	16.9%	17.8%
Moscow fixed line	21.6%	20.6%
Ukraine	18.4%	22.7%
NVision Czech Republic	1.3%	2.5%
Oblachniy retail	0.9%	—

        The terminal growth rate into perpetuity has been determined based on the nominal gross domestic product rates for the country of operation, adjusted for specific characteristic of the CGUs business.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. IMPAIRMENT REVIEW (Continued)

        The table below presents terminal growth rates utilized for value-in-use calculations of related CGUs:

CGU	December 31, 2018	December 31, 2017
Russia Convergent	1%	1%
Armenia	nil	nil
Moscow fixed line	1%	1%
Ukraine	3%	3%
NVision Czech Republic	2%	2%
Oblachniy retail	3%	—

        The table below presents pre-tax rates for the discounting of cash flows in functional currencies of related CGUs:

CGU	December 31, 2018	December 31, 2017
Russia Convergent	16.0%	16.0%
Armenia	15.2%	15.2%
Moscow fixed line	14.5%	14.5%
Ukraine	20.8%	20.8%
NVision Czech Republic	8.7%	8.7%
Oblachniy retail	20.1%	—

Sensitivity analysis

        Management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount.

        After the recognition of the impairment of non-current assets in which the carrying value of the CGU "Oblachny Retail" is equal to the estimated recoverable amount, any adverse change in key assumptions would not, in isolation, cause a further impairment loss to be recognized.

23. OTHER INTANGIBLE ASSETS

        Other intangible assets primarily consist of billing, telecommunication, accounting and office software as well as numbering capacity, customer base and licenses. These assets are assets with finite useful lives. They are initially recognized at cost and amortized on a straight-line basis over their estimated useful lives.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. OTHER INTANGIBLE ASSETS (Continued)

        Net book value of other intangible assets as at December 31, 2018, December 31, 2017 and December 31, 2016 and January 1, 2016 was as follows:

	Licenses	Right to use radio frequencies	Billing and other software	Client base	Numbering capacity	Cost-to- obtain contracts	Other	Total
Useful life, years	1 to 20	1 to 15	1 to 25	4 to 31	2 to 15	2 to 5	1 to 10
Cost
January 1, 2016	28,490	9,326	93,134	7,537	3,208	—	9,767	151,462

Additions	3,382	245	27,658	—	65	—	232	31,582
Arising on business combinations (Note 5)	323	—	—	—	—	—	—	323
Disposal of UMS (Note 10)	—	—	(1,891)	—	—	—	(3,687)	(5,578)
Disposal	(2)	(582)	(10,509)	(164)	(160)	—	(2,842)	(14,259)
Other	44	(40)	(87)	—	(4)	—	(40)	(127)
Foreign exchange differences	(5,101)	—	(3,763)	—	(39)	—	(1,187)	(10,090)

December 31, 2016	27,136	8,949	104,542	7,373	3,070	—	2,243	153,313

Additions	1,647	13	24,686	—	12	—	219	26,577
Arising on business combinations (Note 5)	260	—	163	—	—	—	150	573
Disposal	(93)	(1,112)	(8,429)	(50)	(158)	—	(166)	(10,008)
Other	(2)	1	(6)	—	—	—	57	50
Foreign exchange differences	(1,207)	—	(980)	—	(9)	—	(23)	(2,219)

December 31, 2017	27,741	7,851	119,976	7,323	2,915	—	2,480	168,286

Additions	7,479	19	20,884	—	10	3,961	401	32,754
Arising on business combinations (Note 5)	—	—	3,021	1,530	1	—	909	5,461
Effect on adoption of IFRS 15 (Note 7)	—	—	—	—	—	19,197		19,197
Impairment	—	—	(168)	—	—	—	(20)	(188)
Disposal	(223)	(1,223)	(8,215)	(63)	(82)	—	(198)	(10,004)
Other	—	1	89	—	—	—	(46)	44
Foreign exchange differences	4,630	—	2,977	—	22	202	80	7,913

December 31, 2018	39,627	6,648	138,564	8,790	2,866	23,360	3,606	223,463

Accumulated amortisation and impairment
January 1, 2016	(9,873)	(4,261)	(50,557)	(3,619)	(2,996)	—	(5,560)	(76,866)
Charge for the year	(2,092)	(1,170)	(18,002)	(620)	(46)	—	(1,389)	(23,319)
Disposal of UMS (Note 10)	—	—	494	—	—	—	2,162	2,656
Disposal	2	582	10,193	164	160	—	2,836	13,937
Other	(7)	20	43	—	(13)	—	(42)	1
Foreign exchange differences	2,007	—	2,697	—	34	—	668	5,406
December 31, 2016	(9,963)	(4,829)	(55,132)	(4,075)	(2,861)	—	(1,325)	(78,185)

Charge for the year	(2,180)	(1,042)	(17,614)	(616)	(57)	—	(224)	(21,733)
Impairment	—	—	(148)	—	—	—	—	(148)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. OTHER INTANGIBLE ASSETS (Continued)

	Licenses	Right to use radio frequencies	Billing and other software	Client base	Numbering capacity	Cost-to- obtain contracts	Other	Total
Disposal	92	1,108	8,345	50	158	—	157	9,910
Other	—	2	(17)	—	(4)	—	(31)	(50)
Foreign exchange differences	570	—	726	—	8	—	13	1,317

December 31, 2017	(11,481)	(4,761)	(63,840)	(4,641)	(2,756)	—	(1,410)	(88,889)

Charge for the year	(2,711)	(796)	(20,941)	(680)	(57)	(3,876)	(427)	(29,488)
Arising on business combinations	—	—	(1,785)	—	—	—	—	(1,785)
Effect on adoption of IFRS 15 (Note 7)	—	—	—	—	—	(12,368)	—	(12,368)
Effect on assets impairment	—	—	44	—	—	—	6	50
Disposal	193	971	7,994	63	82	—	180	9,483
Other	—	—	(70)	—	—	—	26	(44)
Foreign exchange differences	(2,114)	—	(2,187)	—	(21)	(99)	(37)	(4,458)

December 31, 2018	(16,113)	(4,586)	(80,785)	(5,258)	(2,752)	(16,343)	(1,662)	(127,499)

Net book value
January 1, 2016	18,617	5,065	42,577	3,918	212	—	4,207	74,596

December 31, 2016	17,173	4,120	49,410	3,298	209	—	918	75,128

December 31, 2017	16,260	3,090	56,136	2,682	159	—	1,070	79,397

December 31, 2018	23,514	2,062	57,779	3,532	114	7,017	1,944	95,962

        In connection with providing telecommunication services, the Group has been issued with various GSM operating licenses by the Russian Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Russian Ministry of Information Technologies and Communications, the Group has been granted access to various telecommunication licenses through acquisitions. In foreign subsidiaries, the licenses are granted by the local communication authorities.

        Operating licenses contain several conditions specified by legislation which generally include the required date of services provision, territorial coverage and expiration date. Management believes that the Group is in compliance with all material terms of its licenses.

        The Group's operating licenses do not provide for automatic renewal. All licenses covering the territories of the Russian Federation expired as of December 31, 2018 were renewed. The cost to renew the licenses was not significant. Weighted-average period until the next renewal of licenses in the Russian Federation is five years.

        The license for the provision of telecommunication services in Ukraine was renewed in 2013 and is valid until 2026. The license for the provision of telecommunication services in Armenia is valid until 2019.

        Contractual obligations to purchase intangible assets are disclosed in the Note 34.

        The amount of intangible assets generated internally was not significant.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

24. BORROWINGS

        Group's borrowings represent interest bearing bank loans and bonds issued in the capital markets. Borrowings are initially recorded at fair value plus transaction costs that are directly attributable to the issue of the financial liability and subsequently measured at amortized cost, using the effective interest rate method.

        The Group's borrowings comprise the following:

	December 31, 2018	December 31, 2017
Bank and other loans	250,780	182,937
Notes	117,355	108,776

Total borrowings	368,135	291,713

Less: current portion	(3,063)	(63,673)
Total borrowings, non-current	365,072	228,040

        Notes—The Group's notes consisted of the following:

	Currency	Interest rate (actual at December 31, 2018)	December 31, 2018	December 31, 2017
MTS International Notes due 2023 (Note 2)	USD	5.00%	31,090	26,187
MTS International Notes due 2020 (Note 2)	USD	8.625%	20,870	17,621
MTS PJSC Notes due 2022	RUB	7.70%	14,958	14,947
MTS PJSC Notes due 2023	RUB	6.85%	9,348	9,997
MTS PJSC Notes due 2031	RUB	7.85%	1,080	9,994
MTS PJSC Notes due 2022	RUB	9.00%	9,993	9,991
MTS PJSC Notes due 2021	RUB	8.85%	9,990	9,986
MTS PJSC Notes due 2021	RUB	7.10%	9,988	—
MTS PJSC Notes due 2025	RUB	7.25%	9,986	—
MTS PJSC Notes due 2018	RUB	7.70%	—	9,986
MTS PJSC Notes due 2020	RUB	7.90%	40	49
Other notes due 2022	RUB	0.25%	12	18

Total notes			117,355	108,776

Less: current portion			(1,017)	(29,979)
Total notes, non-current			116,338	78,797

        The Group has an unconditional obligation to repurchase certain MTS PJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2031	September 2019
MTS PJSC Notes due 2023	March 2020

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

24. BORROWINGS (Continued)

        The Group discloses these notes as maturing in 2019 (MTS PJSC Notes due 2031) and in 2020 (MTS PJSC Notes due 2023) in the aggregated maturities schedule as the noteholders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons.

        As of December 31, 2018 the Group had no outstanding repurchase transactions.

        Bank and other loans—The Group's loans from banks and financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2018)	December 31, 2018	December 31, 2017
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2018	LIBOR + 1.15% (2.994%)	—	17,077
Citibank	2019 - 2024	LIBOR + 0.9% (3.776%)	10,980	10,592

			10,980	27,669
RUB-denominated:
Sberbank	2020 - 2022	7.50% - 8.59%	139,515	149,890
VTB	2020 - 2021	7.20% - 8.65%	100,000	5,000
Other	2024	Various	210	247

			239,725	155,137
Other currencies:
Various financial institutions	2019 - 2020	Various	75	131

			75	131
Total bank and other loans			250,780	182,937
Less: current portion			(2,046)	(33,694)

Total bank and other loans, non-current			248,734	149,243

        Compliance with covenants—Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to incur debt, carry out transactions with related parties, create liens on properties, dispose of assets, including GSM and 3G licenses for several license areas, issue guarantees, grant loans to employees and entities, delist notes, delay coupon payments, merge or consolidate MTS PJSC with another entity or be a subject to a court decision to pay over USD 75 million (RUB 5,210 million as of the reporting date, which remains unsatisfied for more than 60 days) or be a subject to a court decision to pay over USD 250 million (RUB 17,368 million as of the reporting date, which remains unsatisfied for more than 180 days) without being appealed, discharged or waived.

        The Group is required to comply with certain financial ratios and maintain ownership stakes in certain subsidiaries.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

24. BORROWINGS (Continued)

        The noteholders of MTS International Notes due 2020 and MTS International Notes due 2023 have the right to require the Group to redeem the notes at 101% of their principal amount and related interest, if the Group experiences a change in control.

        If the Group fails to meet these covenants, after certain notice and cure periods, the debtholders are entitled to demand accelerated principal repayment.

        The Group was in compliance with all existing notes and bank loans covenants as of December 31, 2018.

        Available credit facilities—As of December 31, 2018, the Group's total available unused credit facilities amounted to RUB 21,000 million and related to the following credit lines:

	Currency	Maturity	Interest rate	Available till	Available amount
Sberbank	RUB	2024	To be agreed	May 2024	5,000
VTB	RUB	2028	To be agreed	August 2028	5,000
Rosselhozbank	RUB/USD/EUR	2019	To be agreed	November 2019	5,000
Absolut Bank	RUB	2019	CBR[1] auction rate + 1.25% - 1.8%	December 2019	3,000
SPB Bank	RUB	2020	To be agreed	March 2020	3,000

Total					21,000

(1)
CBR—Central Bank of Russia

        In addition, the Group has a credit facility made available by Citibank at an interest rate of MosPrime + 1.50%, with the available amount set up on request and to be repaid within 182 days.

        The following table presents the aggregated scheduled maturities of principal and interests on notes and bank loans (gross of debt issuance costs) outstanding for the five years ending December 31, 2023 and thereafter:

	As of December 31, 2018
	Notes	Bank loans and other debt
Payments due in the year ending December 31,
2019	12,401	21,849
2020	38,964	107,600
2021	25,670	150,558
2022	29,061	22,756
2023	32,738	2,131
Thereafter	11,085	1,068

Contractual undiscounted cash flows	149,919	305,962

Less: unamortized debt issuance costs	(179)	(408)
Less: interest	(32,385)	(49,289)
Less: debt modification	—	(5,485)
Total debt	117,355	250,780

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. RIGHTS-OF-USE ASSETS AND LEASE OBLIGATIONS

        The Group's lease contracts largely relate to leases of cellular sites (i.e. land, space in cell towers or rooftop surface areas), network infrastructure, and retail stores as well as buildings used for administrative or technical purposes.

        The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease aggreements (including sub-lease and lease of intangible assets), which conveys the right to control the use of identified assets for a period of time in exchange for consideration, except for short-term leases (with a lease term of 12 months or less). For these leases, the Group recognizes the lease payments as operating expenses over the term of the lease. When identifying the lease, the Group uses practical expedient of IFRS 16 permitting the lessee not to separate the non-lease components of the contract and, instead, to account for any lease and associated non-lease components as a single arrangements.

        The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate of the Group. The incremental borrowing rate of the Group is determined based on the credit spreads of the Group debt instruments in relation to the zero-coupon yield curve for government securities. The lease payments include fixed payments, variable payments that depend on index or rate, amounts expected to be paid under residual value guarantee, the execise price under a purchase option the Group is reasonably certain to exercise as well as early termination fees unless the Group is reasonably certain not to terminate earlier. Variable payments that depend on external factors (such as sale volume of a particular retail store) are expensed as incurred.

        Lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. A corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss if the carrying amount of right-of-use asset had been reduced to zero.

        Right-of-use assets are initially measured at cost, which is the initial amount of lease liability adjusted for any lease payments made at or before the commencement date, plus any direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset less any lease incentives received.

        Right-of-use assets are subsequently amortized on a straight-line basis over the expected lease term. The lease term corresponds to the non-cancellable period of each contract except in cases where the Group is reasonably certain of exercising renewal or termination options. When assessing the lease term, the Group considers all facts and circumstances that create an economic incentive for the Group to exercise the option to extend the lease, such as useful life of the asset located on the leased site, sites replacement statistics, sequence of technology change, profitability of our retail stores as well as costs to terminate or enter into lease contracts.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. RIGHTS-OF-USE ASSETS AND LEASE OBLIGATIONS (Continued)

        The table below summarises the estimated terms, over which the right-of-use assets are amortized:

Lease of:
sites for placement of network equipment and base stations inside the buildings	10 years
sites for placement of network equipment and base stations on land	20 years
fiber-optic lines	2 years
retail stores	Up to 8 years
administrative offices, warehouses, parking garages	not less than 3 years
vehicles	4 - 5 years

        Right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets. This replace the previous requirement to recognize a provision for onerous lease contracts.

        The following table presents a summary of net book value of rights-of-use assets:

December 31, 2018
Lease of:
Sites for placement of network and base station equipment	92,500
Land and buildings	53,792
Vehicles and other	1,210
Exclusive rights for trademarks	1,505

Rights-of-use assets, net	149,007

        Depreciation of the rights-of-use assets for the twelve months ended December 31, 2018 included in depreciation and amortization expense in the accompanying consolidated statement of profit or loss was as follows:

2018
Lease of:
Sites for network and base station equipment	7,784
Land and buildings	10,955
Vehicles and other	135
Exclusive rights for trademarks	694

Depreciation charge, total	19,568

        Additions to the assets leased during the twelve months ended December 31, 2018 amounted to RUB 22,572 million.

        Interest expense accrued on lease obligations for the the twelve months ended December 31, 2018 totaled RUB 13,917 million and was included in finance costs in the accompanying consolidated statements of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. RIGHTS-OF-USE ASSETS AND LEASE OBLIGATIONS (Continued)

        As of December 31, 2018, expenses recognized in respect of variable lease payments not included on the measurement of lease liabilities and short-term leases amounted to RUB 209 million and RUB 173 million, respectively.

        The following table presents future minimum lease payments under lease arrangements together with the present value of the net minimum lease payments as at December 31, 2018:

December 31, 2018
Minimum lease payments, including:
Current portion (less than 1 year)	30,220
More than 1 to 5 years	107,403
Over 5 years	116,420

Total minimum lease payments	254,043

Less amount representing interest	(93,491)
Present value of net minimum lease payments, including:
Current portion (less than 1 year)	15,812
More than 1 to 5 years	62,468
Over 5 years	82,272

Total present value of net minimum lease payments	160,552

Less current portion of lease obligations	(15,812)

Non-current portion of lease obligations	144,740

        Total cash outflows for leases for the year ended December 31, 2018 totaled to RUB 27,643 million, of which 13,684 million was included in interest paid.

        A minor part of the Group's lease contracts for retail stores include variable payments that depend on sales volume of the respective store. A 1% increase in the sales of the respective stores is not expected to have any material effect on the Group's profit or loss.

        The Group's lease contracts include typical restrictions and covenants common for local business practice, such as the responsibility of the Group for regular maintenance and repair of the lease assets and their insurance, redesign and conduction of permanent improvements only with the consent of the lessor, and use of the leased asset in accordance with current legislation.

Comparative information under IAS 17 Leases

        Accounting policy—Under IAS 17 leases were classified as finance or operating. Leases were classified as finance whenever the terms of the lease transfered substantially all risks and rewards incidental to ownership of the leased asset to the Group. At the commencement of the lease term, the leased asset was measured at the lower of fair value or present value of the future minimum lease payments and was depreciated over the lease term. The corresponding liability was recognized in the consolidated statement of financial position within borrowings. The discount rate used in the calculating

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. RIGHTS-OF-USE ASSETS AND LEASE OBLIGATIONS (Continued)

the present value of minimum lease payments was the interest rate implicit in the lease. If there was no interest rate in the lease, the Group's incremental borrowing rate was used.

        Payments for lease contracts classified as operating were expensed on a straight-line basis over the term of the lease.

        The following table presents a summary of net book value of leased property, plant and equipment:

December 31, 2017
Network and base station equipment	8,098
Office equipment, vehicles and other	63

Leased assets, net	8,161

        Additions under finance lease agreements for the years ended December 31, 2017 and 2016 amounted to RUB 3,339 million and RUB 1,117 million, respectively. Depreciation of the assets under finance leases for the years ended December 31, 2017 and 2016 amounted to RUB 702 million and RUB 603 million, respectively, and was included in depreciation and amortization expense in the accompanying consolidated statement of profit or loss.

        Interest expense accrued on finance lease obligations for the year ended December 31, 2017 and 2016 amounted to RUB 954 million and RUB 855 million, respectively, and was included in finance costs in the accompanying consolidated statement of profit or loss.

        The following tables present future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2017:

December 31, 2017
Minimum lease payments, including:
Current portion (less than 1 year)	1,763
More than 1 to 5 years	6,837
Over 5 years	12,845

Total minimum lease payments	21,445

Less amount representing interest	(9,588)
Present value of net minimum lease payments, including:
Current portion (less than 1 year)	801
More than 1 to 5 years	3,138
Over 5 years	7,918
Total present value of net minimum lease payments	11,857

Less current portion of lease obligations	(801)
Non-current portion of lease obligations	11,056

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. RIGHTS-OF-USE ASSETS AND LEASE OBLIGATIONS (Continued)

        Leased assets included transponders which are installed on a satellite and used for provision of satellite television services, network equipment and automobiles. The lease term of the transponders is twelve years. The lease term of network equipment is fifteen years. The average lease term of the automobiles is three years. The Group has an obligation to purchase these automobiles under the respective finance lease agreements at the end of the lease term.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. RECONCILIATION OF LIABILITIES ARISING FROM FINANCIAL ACTIVITIES

	December 31, 2017	Financing cash flows	Operating cash flows	Acquisitions	Foreign exchange movement	Other comprehensive income	Change in fair value	Effect of new standards on opening balance	Other changes(1)	December 31, 2018
Notes (Note 24)	108,776	(472)	—	—	8,967	—	—	—	84	117,355
Bank and other loans (Note 24)	182,937	70,657		167	2,250	22		(2,983)	(2,270)	250,780
Lease obligation (Note 25)	11,857	(13,577)	(13,684)	690	(1,456)	1,821	—	140,736	34,166	160,553
Credit guarantee agreement related to foreign-currency hedge (Note 30)	996	(981)	—	—	(15)	—	—	—	—	—
Contingent consideration (Note 28)	180	(65)	—	940	—	—	—	—	(115)	940
Payables related to repurchase of common stock (Note 32)	—	(22,655)	—	—	—	—	—	—	22,655	—
Dividends payable (Note 32)	125	(50,054)	—	—	—	—	—	—	50,075	146
Payable related to purchase of noncontrolling interests	—	(101)	—	—	—	—	—	—	101	—
Payables related to transactions under common control	—	(13,242)	—	13,362	—	—	—	—	—	120
Liability under put option agreement (Note 33)	2,424	—	—	—	—	592	719	—	—	3,735
Receivables related to sale of own shares	—	89	—	—	—	—	—	—	(89)	—
Hedge asset (net)	(8,129)	4,477	(752)	—	(2,837)	129	—	—	4,316	(2,796)

Total liabilities arising from financial activities	299,166	(25,924)	(14,436)	15,159	6,909	2,564	719	137,753	108,923	530,833

(1)
Including accrual of liabilities related to dividends declared, repurchase of common stock, additions under lease agreements, depreciation of debt issuance cost, modification gain and others changes.

	December 31, 2016	Financing cash flows	Operating cash flows	Acquisitions	Foreign exchange movement	Other comprehensive income	Change in fair value	Other changes(1)	December 31, 2017
Notes (Note 24)	78,186	32,860	—	—	(2,339)	—	—	69	108,776
Bank and other loans (Note 24)	195,088	(10,530)	—	27	(2,051)	(12)	—	415	182,937
Finance lease obligation (Note 25)	11,046	(774)	(854)	—	(368)	—	—	2,807	11,857
Credit guarantee agreement related to foreign-currency hedge (Note 30)	2,907	(1,766)	—	—	(145)	—	—	—	996
Contingent consideration (Note 28)	3	—	—	175	2	—	—	—	180
Payables related to repurchase of common stock	—	(21,896)	—	—	—	—	—	21,896	—
Dividends payable (Note 32)	87	(51,759)	—	—	—	—	—	51,797	125
Payable related to purchase of noncontrolling interests	—	(7)	—	—	—	—	—	7	—
Liability under put option agreement (Note 33)	2,243	—	—	402	—	(101)	(120)	—	2,424
Hedge asset (net)	(13,632)	3,427	(1,233)		145	3,164			(8,129)

Total liabilities arising from financial activities	275,958	(50,445)	(2,087)	604	(4,756)	(3,051)	(120)	76,991	299,166

(1)
Including accrual of liabilities related to dividends declared, repurchase of common stock, additions under lease agreements, depreciation of debt issuance cost, modification gain and others changes.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. PROVISIONS

        Provisions—Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past event, and it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the managements' best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. The main provisions the Group holds are in relation to employees' bonuses and other rewards (including retirement benefits and cash-settled share based payments), decommissioning and restoration obligation, tax provisions as well as legal claims.

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

        Retirement benefits—MGTS, a subsidiary of the Group, has historically offered its employees certain benefits upon and after retirement, which form a defined benefit plan. The cost of providing benefits is determined using the projected unit credit method with actuarial valuation being carried out at the end of each reporting period.

        Share based settlement programs—For cash-settled share-based payment transactions, the fair value of the obligation is newly determined at each reporting date and at the settlement date, and the changes in the fair value are recognized in profit or loss, until the liability is settled.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. PROVISIONS (Continued)

        The following table summarizes the movement in provisions for the year ended December 31, 2018, 2017 and 2016:

	Tax provisions other than for income tax	Provision for decommissioning and restoration	Employee bonuses and other rewards	SEC provision	Other provisions	Total provisions
At 1 January 2016	(525)	(1,459)	(8,237)	—	(207)	(10,428)

Arising during the year	(1,058)	(45)	(14,085)	—	(275)	(15,463)
Utilised	374	8	12,482	—	223	13,087
Discount rate adjustment and imputed interest (change in estimates)	—	(142)	(51)	—	—	(193)
Unused amounts reversed	742	430	1,096	—	34	2,302
Disposal of a subsidiary		—	91	—	—	91
Translation adjustments and other	10	17	152	—	—	179

At 31 December 2016	(457)	(1,191)	(8,552)	—	(225)	(10,425)

Current 2016	(457)	—	(7,393)	—	(225)	(8,075)
Non-current 2016	—	(1,191)	(1,159)	—	—	(2,350)
At 1 January 2017	(457)	(1,191)	(8,552)	—	(225)	(10,425)

Arising during the year	(229)	(108)	(15,181)	—	(534)	(16,052)
Utilised	342	5	12,203	—	92	12,642
Discount rate adjustment and imputed interest (change in estimates)	—	(103)	41	—	—	(62)
Unused amounts reversed	33	338	1,233	—	101	1,705
Translation adjustments and other	1	10	99	—	(79)	31

At 31 December 2017	(310)	(1,049)	(10,157)	—	(645)	(12,161)

Current 2017	(310)	—	(8,897)	—	(645)	(9,852)
Non-current 2017	—	(1,049)	(1,260)	—	—	(2,309)
At 1 January 2018	(310)	(1,049)	(10,157)	—	(645)	(12,161)

Arising during the year	(374)	(1,912)	(14,259)	(55,752) (1)	(941)	(73,238)
Utilised	336	18	13,873	—	393	14,620
Discount rate adjustment and imputed interest (change in estimates)	—	(223)	177	—	—	(46)
Unused amounts reversed	211	89	1,079	—	872	2,251
Arising due to acquisitions of subsidiaries	(113)	—	(984)	—	(1,165)	(2,262)
Translation adjustments and other	(2)	(32)	(107)	(3,298)	(27)	(3,466)

At 31 December 2018	(252)	(3,109)	(10,378)	(59,050)	(1,513)	(74,302)

Current 2018	(252)	—	(10,096)	(59,050)	(1,513)	(70,911)
Non-current 2018	—	(3,109)	(282)	—	—	(3,391)

(1)
See information relating to SEC provision in Note 34.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. FAIR VALUE OF FINANCIAL INSTRUMENTS

        A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade and other receivables, bank loans to customers, investments (mainly deposits with original maturity of more than three months, originated loans other than bank loans to customers as well as debt securities) and derivative financial assets. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds, trade and other payables, bank loans, lease obligations and derivative financial liabilities. Financial instruments are recognized as soon as the Group becomes a party to the contractual provision of the instrument.

        Financial assets and financial liabilities are recognized initially at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability, except for a financial asset or liability accounted for at fair value through profit or loss, in which case transaction costs are expensed. Subsequently they are measured either at amortized cost or fair value depending on the classification of those assets and liabilities.

        Financial assets can be classified as 1) financial assets at amortized cost; 2) financial assets at fair value through other comprehensive income; 3) financial assets at fair value through profit or loss. If the financial assets are held for collecting contractual cash flows in the form of principal and interest on the specified dates, it is classified as carried at amortized cost. If the financial assets are held not only for collecting contractual cash flows in the form of principal and interest on the specified dates, but also for potential sale, they are classified as measured at fair value through other comprehensive income. All other financial assets are classified as measured at fair value through profit or loss.

        Financial liabilities can be classified as measured at fair value or at amortized costs. The Group measures its derivative instruments, contingent consideration recognized in business combination as well as liability under put option agreement at fair value. All other financial liabilities of the Group are measured at amortized cost.

        Hedging activities—The Group uses derivative instruments, including interest rate and foreign currency swaps, to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current financial assets or liabilities in the consolidated statement of financial position. Cash flows from derivatives are classified according to their nature. The Group reviews related fair value hierarchy classifications on a quarterly basis. The fair value measurement of the Group's derivative instruments is based on the observable yield curves for similar instruments. The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the qualitative method. The hedge ratio applied by the Group is the same as that resulting from the quantity of the hedged item and the quantity of the hedging instrument actually used to hedge that quantity of the hedged item.

        The Group designates derivatives as either fair value hedges or cash flow hedges in case the required criteria are met.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

        The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses accumulated in other comprehensive income are immediately reclassified into the consolidated statement of profit or loss when related hedged transactions affects earnings.

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

        Financial assets and financial liabilities are classified in the three-tier hierarchy based on the lowest level of input that is significant to the fair value measurements. The Group's assessment of the significance of a particular input to the fair value measurements requires judgment which may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        As of December 31, 2018 and 2017 financial assets and financial liabilities of the Group comprise of:

1.     Financial assets

	December 31, 2018	December 31, 2017
Trade and other receivables (Note 18)	37,143	28,017
Accounts receivable, related parties (Note 31)	8,930	11,360
Cash and Cash equivalents (Note 14)	84,075	30,586
Other financial assets:
Financial assets at fair value through profit or loss:
Securities held by MTS Bank	22,487	—
Assets in Sistema Capital trust management	11,644	9,600
Currency forwards and options not designated as hedges	2,200	—
Cross-currency swaps not designated as hedges	1,077	—

Total financial assets at fair value through profit or loss	37,408	9,600

Financial assets at fair value through OCI:
Cross-currency swaps designated as cash flow hedges	2,797	8,403
Notes	70	57

Total financial assets at fair value through OCI	2,867	8,460

Financial assets at amortized cost:
Deposits and loans issued	83,865	33,251
Notes	31,165	8,480
Other	2,579	1,810

Total financial assets at amortized cost	117,609	43,541

Total other financial assets	157,884	61,601

Total financial assets	288,032	131,564
Total current financial assets	(230,642)	(120,719)

Total non-current financial assets	57,390	10,845

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

2.     Financial liabilities

	December 31, 2018	December 31, 2017
Trade and other payables	53,623	47,314
Accounts payable, related parties (Note 31)	1,301	1,102
Financial liabilities at amortized cost:
Loans and borrowings:
Bank and other loans	250,780	182,937
Lease obligations	160,552	11,857
Notes	117,355	108,776
MTS Bank deposits and liabilities	111,454	—

Total loans and borrowings	640,141	303,570
Guarantee payment received	—	996

Total financial liabilities at amortized cost	640,141	304,566

Other financial liabilities at fair value:
Financial liabilities at fair value through profit or loss:
Liabilities under option agreements (Note 33)	3,735	2,424
Contingent consideration and other liabilities	936	—
Interest rate swaps not designated as hedges	265	—
Currency forwards not designated as hedges	85	—
Interest rate swaps designated as cash flow hedges	—	390

Total financial liabilities at fair value through profit or loss	5,021	2,814

Financial liabilities at fair value through OCI:
Cross-currency swaps designated as cash flow hedges	—	274

Total financial liabilities at fair value through OCI	—	274

Total other financial liabilities at fair value	5,021	3,088

Total financial liabilities	700,086	356,070
Total current financial liabilities	(187,160)	(115,926)

Total non-current financial liabilities	512,926	240,144

        The fair value measurement of the Group's derivative instruments and investments in Sistema Capital trust management is based on the observable yield curves for similar instruments and represents the estimated amount the Group would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates, foreign exchange spot and forward rates.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The table below presents the fair value of financial instruments carried at fair value within the statement of financial position:

	Level of inputs	December 31, 2018	December 31, 2017
Assets
Sistema International Funding S.A. Bonds due in 2019 (related party) (Note 15, 31)	Level 1	70	57
Securities held by MTS Bank	Level 1	22,487	—
Derivative instruments	Level 2	6,074	8,403
Currency forwards and options		2,200	—
Cross-currency interest rate swaps		3,874	8,403
Assets in Sistema Capital trust management (related party) (Note 15, 31)	Level 2	11,644	9,600
Liabilities
Derivative instruments	Level 2	(350)	(664)
Interest rate swaps		(265)	(390)
Cross-currency interest rate swaps		—	(274)
Currency forwards		(85)	—
Liabilities under option agreements	Level 3	(3,735)	(2,424)
Contingent consideration	Level 3	(940)	(180)

        For the year ended December 31, 2018, 2017 and 2016, net realized gains and losses of Level 3 liabilities resulting from fair value measurements amounted to RUB 719 million loss, RUB 120 million gain and a RUB 199 million gain, respectively and were recognized as a part of change in fair value of financial instruments' in the consolidated statement of profit or loss. No unrealized gains or losses of Level 3 liabilities resulting from fair value measurements were recognized during the years ended December 31, 2018, 2017 and 2016.

        The liability under put option agreement for redeemable non-controlling interests in MTS Armenia in the amount of RUB 3,629 million and RUB 2,012 million as of December 31, 2018 and 2017, respectively, is measured at fair value using a discounted cash flow technique. The most significant quantitative inputs used to measure its fair value are presented in the table below:

Unobservable inputs	December 31, 2018	December 31, 2017
Post-tax discount rate	13%	13%
Revenue growth rate	0.3 - 2.0% (av. 0.9%)	0.0 - (0.5)% (av. –0.2%)
OIBDA margin	40.5 - 43.2% (av. 41.5%)	40.2 - 41.2% (av. 40.7%)

        The liability under option agreement for redeemable non-controlling interests in Oblachny Retail amounted to nil and RUB 412 million as of December 31, 2018 and 2017, respectively, and calculated based on an agreed fixed formula, which includes future operating and financial indicators. The most

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

significant quantitative inputs used to measure the fair value of the liability under option agreement are presented in the table below:

Unobservable inputs	December 31, 2018	December 31, 2017
Discount rate	16,7%	10%
Revenue, average amount per year	660	632
OIBDA/EBITDA margin, average rate	(68)%	13%
Net debt, average amount per year	(3,079)	(129)

        Other liability under option agreement relates to redeemable non-controlling interests in Kulturnaya Sluzhba and is insignificant.

        The carrying value of the Group's financial instruments accounted for at amortized cost approximates their fair value due to their short-term nature and market interest rates, except for borrowings, gross of debt issuance cost, as disclosed in the table below:

		December 31, 2018		December 31, 2017
	Level of inputs	Fair value	Carrying value	Fair value	Carrying value
Notes (Note 24)	Level 1	(115,698)	(117,534)	(112,531)	(109,000)
Bank and other loans (Note 24)	Level 3	(251,189)	(251,188)	(183,543)	(183,787)

		(366,887)	(368,722)	(296,074)	(292,787)

        The fair value of the Group's bank and other loans is measured using a discounted cash flow technique. The discount rate used in the discounted cash flow analysis is determined on the base of the market rate for bank loans available to the Group. The carrying value of the Group's bank and other loans approximates their fair value as of December 31, 2018.

        While management has used available market information in estimating the fair value of its financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

        There were no transfers between levels of inputs within the hierarchy during the years ended December 31, 2018, 2017 and 2016.

        There were no transfers between the accounting categories of financial instruments during the years ended December 31, 2018, 2017 and 2016.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. BANK FINANCIAL ASSETS AND LIABILITIES

Bank deposits and loans to customers

        The table below represents the structure and amounts of current and non current bank deposits and loans to customers as of December 31, 2018.

December 31, 2018
Loans to customers	68,132
Due from banks	2,635
Allowance for impairment losses	(7,729)

Total bank deposits and loans to customers, net	63,038
Less: current portion	(32,385)

Bank deposits and loans to customers, non-current	30,653

        The structure and amounts of bank loans to customers as of December 31, 2018 is presented in the table below:

December 31, 2018
Loans to legal entities
Corporations	27,414
Medium-sized enterprises and small businesses	1,941

Total loans to legal entities	29,355

Loans to individuals
Mortgage loans	11,668
Consumer loans	17,307
Credit cards	9,778
Other	24

Total loans to individuals	38,777

Due from banks
Time deposits with banks	1,659
Obligatory reserves with the Central Bank of Russia	976

Total due from banks	2,635

Total bank deposits and loans to customers	70,767

Less: allowance for impairment losses	(7,729)
Total bank deposits and loans to customers, net	63,038

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        The table below summarizes carrying value of loans to customers aggregated by types of collateral obtained by the Group:

December 31, 2018
Loans collateralized by guaranties	17,984
Loans collateralized by pledge of real estate	14,237
Loans collateralized by pledge of own promissory notes	326
Loans collateralized by pledge of equipment	143
Loans collateralized by securities	32
Loans collateralized by rights of claim	15
Loans collateralized by pledge of inventories	12
Unsecured loans	35,383
Allowance for impairment losses	(7,689)

Total loans to customers, net	60,443

        The balances above do not necessarily reflect the fair value of collateral received.

        Movements in the allowance for impairment losses attributable to bank deposits and loans to customers for the year ended December 31, 2018 are presented in the table below:

	Loans to customers	Due from banks	Total
Balance as at the date of acquisition	8,444	42	8,486
Provision charge/release	636	(2)	634
Recovery of bad debt written-off	430	—	430
Bad debt written-off	(1,817)	—	(1,817)
Foreign currency revaluation effect	(4)	—	(4)

Balance as at December 31, 2018	7,689	40	7,729

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Movements in provision for impairment losses on loans to legal entities for the year ended December 31, 2018 were as follows:

	Stage 1	Stage 2	Stage 3	POCI*	TOTAL
Balance as at the date of acquisition	325	306	3,714	182	4,527
— Transfer to stage 1	—	—	—	—	—
— Transfer to stage 2	(2)	—	2	—	—
— Transfer to stage 3	—	(29)	29	—	—
New financial assets originated or purchased	54	65	—	9	128
Change due to change of credit risk	(55)	144	(79)	64	74
Write-offs	—	—	(637)	—	(637)
Recovery of previously written-off assets	—	—	124	—	124
Foreign exchange difference	(4)	—	—	—	(4)

Balance as at December 31, 2018	318	486	3,153	255	4,212

*
POCI—financial assets purchased or originated credit-impaired

        Movements in provision for impairment losses attributable to loans to individuals for the year ended December 31, 2018 were as follows:

	Stage 1	Stage 2	Stage 3	POCI	TOTAL
Balance as at the date of acquisition	683	388	2,468	378	3,917
— Transfer to stage 1	243	(162)	(81)	—	—
— Transfer to stage 2	(48)	66	(18)	—	—
— Transfer to stage 3	(2)	(291)	293	—	—
New financial assets originated or purchased	355	—	—	—	355
Change due to change of credit risk	(475)	317	217	20	79
Write-offs	—	—	(1,180)	—	(1,180)
Recovery of previously written-off assets	—	—	306	—	306

Balance as at December 31, 2018	756	318	2,005	398	3,477

        The following valuation categories represent the Group's classification of credit quality of the loans:

  •
  Low to fair risk—loans of high credit quality and low probability of default, not past due or immaterially overdue;

  •
  Monitoring—loans with increased probability of default including restructured loans;

  •
  Impaired—impaired loans including more than 90 days overdue.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        The table below summarizes information regarding the quality of loans to individuals:

	Stage 1	Stage 2	Stage 3	POCI	December 31, 2018
Low to fair risk	34,581	445	—	—	35,026
Monitoring	—	534	5	—	539
Impaired	—	—	2,814	398	3,212
Loss allowance	(756)	(318)	(2,005)	(398)	(3,477)

Total	33,825	661	814	—	35,300

        The table below summarizes information regarding the quality of loans to legal entities:

	Stage 1	Stage 2	Stage 3	POCI	December 31, 2018
Low to fair risk	22,083	1,555	—	—	23,638
Monitoring	—	1,871	—	—	1,871
Impaired	—	—	3,586	260	3,846
Loss allowance	(327)	(477)	(3,153)	(255)	(4,212)

Total	21,756	2,949	433	5	25,143

        Analysis by credit quality of loans to individuals outstanding as of December 31, 2018 is as follows:

As at December 31, 2018	Gross loans	Provision for impairment	Net loans	Provision for impairment to gross loans
Collectively assessed
Not past due	34,582	(756)	33,826	2%
Overdue:
up to 30 days	445	(80)	365	18%
31 to 60 days	197	(84)	113	43%
61 to 90 days	136	(77)	59	57%
91 to 180 days	340	(245)	95	72%
over 180 days	2,079	(1,579)	500	76%

Total collectively assessed loans	37,779	(2,821)	34,958	7%

Individually impaired
Not past due	599	(475)	124	79%
Overdue:
up to 30 days	—	—	—	—
31 to 60 days	4	(1)	3	25%
61 to 90 days	1	—	1	0%
91 to 180 days	27	—	27	0%
over 180 days	367	(180)	187	49%
Total individually impaired loans	998	(656)	342	66%

Total	38,777	(3,477)	35,300	9%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Analysis by credit quality of loans to medium-sized enterprises and small businesses outstanding as of December 31, 2018 is as follows:

As at December 31, 2018	Gross loans	Provision for impairment	Net loans	Provision for impairment to gross loans
Collectively assessed
Not past due	1,224	(24)	1,200	2%
Overdue:
up to 30 days	7	(1)	6	16%
31 to 60 days	2	(1)	1	40%
61 to 90 days	4	(2)	2	40%
91 to 180 days	15	(7)	8	47%
over 180 days	689	(414)	275	60%

Total collectively assessed loans	1,941	(449)	1,492	23%

Bank deposits and liabilities

        The table below represents the structure and amounts of current and non-current bank deposits and liabilities as of December 31, 2018.

December 31, 2018
Customer accounts	100,209
Due to banks and other financial institutions	7,750
Debt securities issued	1,717
Financial liabilities at fair value through profit or loss	767
Other financial liabilities	1,011
Total bank deposits and liabilities	111,454

Less: current portion	(108,821)

Total bank deposits and liabilities, non-current	2,633

        The structure and amounts of customer accounts of December 31, 2018 are presented below:

December 31, 2018
Legal entities
—Current/settlement accounts	19,408
—Term deposits	8,188
Individuals
—Current/settlement accounts	13,364
—Term deposits	59,249

Total customer accounts	100,209

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        The structure and amounts of due to banks as of December 31, 2018 are presented below:

December 31, 2018
Loans under repurchase agreements	5,315
Loans and term deposits from banks and other financial institutions	1,268
Correspondent accounts of other banks	1,167

Total due to banks	7,750

        As of December 31, 2018, loans under repurchase agreements were secured by the following collaterals:

  •
  securities measured at amortized cost with the value of RUB 2,283 million;

  •
  Federal Loan Bonds (OFZ) received from Deposit Insurance Agency (DIA) as a subordinated securities loan in the amount of RUB 3,539 million.

        In November 2015 MTS Bank received a subordinated debt of RUB 7,246 million in the form of OFZ from the state corporation DIA with the date of maturity January 22, 2025. In accordance with the terms of the contract, MTS Bank should return the securities to the creditor at the end of the contract period. The Group does not recognize the securities and the obligation to return them to the creditor in the consolidated statement of financial position as of December 31, 2018. In accordance with the contract, MTS Bank should comply with certain covenants with respect to capital, loan portfolio, employee benefits. If the above conditions are not met, DIA may apply penalties to MTS Bank. The contract also includes certain restrictions on sale or repledge of the securities by MTS Bank.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        An analysis of liquidity and interest rate risk inherent to bank assets as of December 31, 2018 is presented in the following table. The maturity corresponds to the contractual terms. However, individuals are entitled to terminate the deposit agreement ahead of schedule.

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	December 31, 2018 Total
Financial assets
Financial assets at fair value through profit or loss	13,680	—	—	—	—	—	13,680
Due from banks	477	—	—	—	—	—	477
Loans to customers	5,182	9,113	25,525	25,922	1,104	6,344	73,190
Investments in securities	111	4,233	10,838	14,032	1,300	—	30,514

Total interest bearing financial assets	19,450	13,346	36,363	39,954	2,404	6,344	117,861

Cash and cash equivalents	10,117	—	—	—	—	—	10,117
Financial assets at fair value through profit or loss	—	—	—	—	—	8,806	8,806
Due from banks	483	61	1,928	13	—	—	2,485
Currency forwards and options not designated as hedges	—	45	183	—	—	—	228
Other financial assets*	522	335	25	—	—	4	886

Total non-interest bearing financial assets	11,122	441	2,136	13	—	8,810	22,522

Total financial assets	30,572	13,787	38,499	39,967	2,404	15,154	140,383

Financial liabilities
Due to banks and other financial institutions	(1,268)	—	—	—	—	—	(1,268)
Customer accounts*	(13,012)	(7,239)	(45,971)	(1,599)	—	—	(67,821)
Debt securities issued	(12)	(314)	(333)	(771)	(287)	—	(1,717)

Total interest bearing financial liabilities	(14,292)	(7,553)	(46,304)	(2,370)	(287)		(70,806)

Currency forwards and options not designated as hedges	—	(45)	(328)	—	—	—	(373)
Obligation to deliver securities	(394)						(394)
Due to banks and other financial institutions	(6,482)	—	—	—	—	—	(6,482)
Customer accounts*	(48,854)	—	—	—	—	—	(48,854)
Other financial liabilities	(1,620)	(541)	(1,851)	—	—	—	(4,012)
Lease obligations*	(21)	(37)	(144)	(200)	(6)	—	(408)
Total non-interest bearing financial liabilities	(57,371)	(623)	(2,323)	(200)	(6)	—	(60,523)

Total financial liabilities	(71,663)	(8,176)	(48,627)	(2,570)	(293)	—	(131,329)

Liquidity gap	(41,091)	5,611	(10,128)	37,397	2,111

Stable sources of funding	40,689	(13,182)	22,667	(8,128)	(42,046)

Net liquidity gap	(402)	(7,571)	12,539	29,269	(39,935)

Cumulative liquidity gap	(402)	(7,973)	4,566	33,835	(6,100)

Cumulative interest sensitivity gap	(5,158)	(10,951)	(1,110)	38,594	40,711

* Including intercompany balances	(16,402)	(5)	(17)	(3)	—	—	(16,427)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Analysis of the liquidity and interest rate risks is presented in the following table. The amounts in the table below represent future aggregate undiscounted cash flows.

	Weighted average interest rate	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	December 31, 2018 Total
Interest bearing financial liablities
Due to banks	7,6%	1,262	8	—	—	—	—	1,270
Customer accounts*	6,3%	12,410	7,900	47,490	1,644	—	—	69,444
Debt securities issued	9,5%	12	316	258	912	857	—	2,355

Total interest bearing financial liabilities		13,685	8,224	47,748	2,556	857		73,070

Non-interest bearing financial liablities
Financial liabilities at fair value through profit or loss		—	—	373	—	—	—	373
Due to banks		6,482	—	—	—	—	—	6,482
Customer accounts*		48,854	—	—	—	—	—	48,854
Other financial liabilities		750	159	1,655	—	—	—	2,564

Total non-interest bearing financial liabilities and commitments		56,086	159	2,028	—	—	—	58,273

Total financial liabilities		69,771	8,383	49,776	2,556	857	—	131,343

* Including intercompany balances		(16,465)	—	—	—	—	—	(16,465)

        The Group issued guaranties to the customers in the amount of RUB 10,587 million. These instruments, involving varying degrees of credit risk, are not reflected in the consolidated statement of financial position.The Group's maximum exposure to credit risk in relation to these financial instruments is represented by their contractual amounts.

30. FINANCIAL RISK MANAGEMENT

        As part of its business the Group is exposed to several types of financial risks: capital risk (mainly by MTS Bank), market risks, credit (or counterparty) risks, and liquidity risks. Risks mitigating activities are mainly performed at the Group headquarters by the corporate finance personnel and are subject to the approval of the Group's supervisory bodies—the Board of Directors and Budget Committee.

Capital risk

        MTS Bank, the Group's subsidiary, is subject to regulations of the Central Bank of Russia. That requires that banks comply with the minimum capital adequacy ratios of 8% calculated on the basis of statutory standalone financial statements. MTS Bank met the requirements established by the CBR. As of December 31, 2018, MTS Bank's capital adequacy ratio in accordance with CBR requirements was 11.9%.

        Basel Capital Accord (Basel 1) requires that banks that operate internationally have a capital adequacy risk ratio of 8% of their risk-weighted assets for the total amount of capital and 4%—for the tier 1 capital. MTS Bank met the requirements established by the Accord. As of December 31, 2018, MTS Bank's capital adequacy ratio was 18.38% and 13.34% respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

Market risk

        Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. The Group is primarily exposed to the following types of market risks: interest rate risk and currency exchange rates fluctuations. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments. The sensitivity analyses in the following sections relate to the financial position as of December 31, 2018, 2017 and 2016.

Interest rate risks

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings.

  •
  Variable interest rate

        The Group's bank loans denominated in US Dollars and Euros primarily bear floating interest rate. To eliminate the exposure of changes in variable interest rates related to its debt obligations, the Group enters into variable-to-fixed cross-currency interest rate swap agreements, so that cross-currency interest rate swaps matches the exact maturity dates of the underlying debt allowing for highly-effective cash flow hedges. In aggregate, the Group entered into variable-to-fixed cross-currency interest rate swap agreements designated to manage the exposure of changes in variable interest rates related to 100% and 100% of the Group's bank loans with variable rates outstanding as of December 31, 2018 and 2017, respectively.

  •
  Fixed interest rate risk

        The Group's Notes and bank loans denominated in Russian Rubles bear primarily fixed interest rates. To eliminate the exposure of changes in the value of debt obligations, the Group enters into fixed-to-variable cross-currency and interest rate swap agreements. In aggregate, the Group entered into fixed-to-variable cross-currency and interest rate swap agreements designated to manage the exposure of changes in value of the debt related to 5.8% and 7.9% of the Group's Notes and bank loans with fixed rates outstanding as of December 31, 2018 and 2017, respectively.

        The notional amounts of interest rate derivative instruments outstanding amounted to RUB 44,187 million and RUB 49,429 million as of December 31, 2018 and 2017, respectively.

Sensitivity analysis

        A reasonably possible increase of 100 basis points in short term interest rates would have resulted in RUB 201 million, RUB 44 million and RUB 704 million future increases of interest expense for the years ended December 31, 2018, 2017 and 2016, respectively. The same decrease in short term interest rates would have resulted in RUB 201 million, RUB 44 million and RUB 704 million future decreases of finance cost for the years ended December 31, 2018, 2017 and 2016, respectively. There will be no material impact on equity.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

        The interest rate sensitivity analysis was performed based on a constant level of fixed and floating rate debt.

Foreign currency risks

        Foreign currency risk is the risk that the fair value or future cash flows will fluctuate because of changes in foreign exchange rates. The Group's exposure to these changes in foreign exchange rates relates primarily to the Group's financing activities. The Group manages its currency risk by hedging significant foreign currency cash outflows with derivatives and by using money market instruments.

        The Group has entered into several cross-currency swap agreements. These contracts are mainly designated to manage the exposure of changes in currency exchange rate. The contracts assumed periodic exchange of interest or principal, and interest payments from RUB-denominated amounts to USD-denominated amounts at a specified rate. The rate was determined by the market spot rate upon issuance. Cross-currency interest rate swap contracts mature in 2019-2024.

        In aggregate the Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in currency exchange rate for 50.8% and 39.6% of its USD-denominated Notes and bank loans outstanding as of December 31, 2018 and 2017 respectively.

        The notional amounts of currency derivative instruments amounted to RUB 34,115 million and RUB 28,669 million as of December 31, 2018 and 2017, respectively.

        The Group has entered into currency forward agreements to minimize the foreign currency risk exposure for operating activities. The contracts assumed the purchase or sale of the agreed amount of currency at a specified exchange rate and on a specific date. The rate was determined by the market spot rate upon issuance. As the result of currency forward agreements, unfulfilled as of December 31, 2018, 2017 and 2016, the Group recognized RUB 1,937 million gain, nil and RUB 142 million loss in the consolidated statement of profit and loss for the years ended December 31, 2018, 2017 and 2016, respectively.

        The notional amounts of currency forward instruments, unfulfilled as of December 31, 2018 and 2017, amounted to RUB 51,002 million and nil, respectively.

        In 2018, several of the Group's swap agreements were early terminated early due to the early redemption of loans from Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG. Loans and swaps were due in 2019 - 2020. The amount of RUB 505 million, net of tax, was immediately reclassified from accumulated other comprehensive income to profit for the year during the period and recognized as a part of change in fair value of financial instruments' in consolidated statement of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

        The following table presents the effect of the Group's swap agreements designated as cash flow hedges in accumulated other comprehensive income for the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Accumulated derivatives income / (loss), beginning of the year, net of tax of 85 and (26) and 261, respectively	340	(103)	1,045
Fair value adjustments on hedging derivatives, net of tax of 840 and (628) and (2,279), respectively	3,362	(2,512)	(9,116)
Amounts reclassified to profit for the year during the period—forecast transaction no longer expected to occur, net of tax of (126) and nil and nil, respectively	(505)	—	—
Amounts reclassified to (profit) / loss for the year during the period—hedged item has affected profit or loss, net of tax of (740) and 739 and 1,992, respectively	(2,960)	2,955	7,968

Accumulated derivatives income / (loss), end of the year, net of tax of 59 and 85 and (26), respectively	237	340	(103)

        The following tables demonstrate the sensitivity to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant.

	Change in rate	USD—effect on profit before tax RUB mln,	EUR—effect on profit before tax RUB mln
2018	+1%	(176)	152
	–1%	176	(152)
2017	+5%	(447)	830
	–5%	447	(830)
2016	+20%	(6,722)	2,274
	–20%	6,722	(2,274)

        The movement in the pre-tax effect is a result of a change in monetary assets and liabilities denominated in US dollars and Euro, where the functional currency of the entity is a currency other than US dollars and Euro.

        There will be no material impact on equity.

        The Group's exposure to foreign currency changes for all other currencies is not material.

MTS Bank

        MTS Bank credit limits committee determines stop-loss limits related to security portfolio and to foreign exchange transactions, as well as limits for net foreign exchange position.The limits for net foreign exchange position conform fully to CBR requirements. Monitoring of adherence to the limits restricting the amount of MTS Bank's market risk is performed day-to-day.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

Liquidity risk

        Liquidity risk is the risk of a shortage of funds. The Group's policy is to borrow centrally using a mixture of long-term and short-term borrowing facilities. These borrowings, together with cash generated from operations are utilized to meet anticipated funding requirements. The Group assessed the concentration of risk with respect to refinancing its debt and determined it to be of low level.

        The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile and a required net debt position, therefore minimizing the refinancing risk. Long-term borrowings mature between one and 7 years.

        Securities held by MTS Bank which are accounted for at fair value through profit and loss and investments at amortized cost are included in liquidity analysis on the basis of remaining maturity. Most of these securities are included in the CBR Lombard list and if required may be used to obtain REPO financing from the CBR. MTS Bank's demand for medium-term liquidity is fully satisfied by the availability of interbank loans and customer deposits (obtaining new and prolongating existing deposits), secured loans and conclusion of REPO agreements.

        As at December 31, 2018, current liabilities exceeded current assets by RUB 26,538 million. The management believes the Group has sufficient existing and continuing access to liquidity through both operating cash flows and the availability of committed credit facilities of RUB 21,000 million (Note 24).

Credit risk

        Credit risk is the risk that the counterparty will not meet its obligations arising from entering into financial instrument, leading to a financial loss.

        In accordance with IFRS 9 the Group recods an allowance for expected credit losses (ECL) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due under the contract and all cash flows that the Group expects to receive. The shortfall is discounted at an approximation to the asset's original effective interest rate.

        The expected credit-loss approach uses three stages for allocating impairment losses:

        Stage 1: expected credit losses within the next twelve months

        Stage 1 includes all contracts with no significant increase in credit risk since initial recognition and usually contains new contracts that are fewer than 31 days past due date. The portion of the lifetime expected credit losses resulting from default events possible within the next 12 months is recognized.

        Stage 2: expected lifetime credit losses—not credit impaired

        If a financial asset has a significant increase in credit risk since initial recognition but is not yet credit impaired, it is moved to stage 2 and measured at lifetime expected credit loss. This is defined as the expected credit loss that results from all possible default events over the expected life of the financial instrument.

        In all cases, the Group considers that there has been a significant increase in credit risk when the contractual payment is more than 30 days past due.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

        Stage 3: expected lifetime credit losses—credit impaired

        If a financial asset is defined as credit impaired or in default, it is transferred to stage 3 and measured at lifetime expected credit loss. Objective evidence for a credit-impaired financial asset includes 91 days past due date as well as other information indicating significant financial difficulties of the borrower. The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held).

        The determination of whether a financial asset has experienced a significant increase in credit risk is based on an assessment of the probability of default, which is made at least quarterly, incorporating external credit rating information as well as internal information on the credit quality of the financial asset. For debt instruments that are not receivables from financial services, a significant increase in credit risk is assessed mainly based on past-due information.

        For contract assets, trade and other receivables, a simplified approach is applied whereby ECL are initially measured over the lifetime of the instrument.

        The Group considers its exposure to credit risk as of December 31, 2018, and 2017 to be as follows:

	December 31, 2018	December 31, 2017
Trade and other receivables	37,143	28,017
Deposits and loans issued	83,865	33,251
Notes	31,235	8,537
Securities held by MTS Bank	22,487	—
Assets in Sistema Capital trust management	11,644	9,600
Derivative financial instruments	6,074	8,403

        In accordance with the Group's financial instruments management policy, the aggregate credit risk exposure that the Group may have to one counterparty is limited. The Group maintains a mixture of cash and cash equivalents, investments, derivatives and certain other financial instruments with financial institutions. The relevant financial institutions are located in different geographical regions and the Group's policy is designed to limit its exposure to any single institution or geographical region. As part of its risk management processes, the Group performs periodic evaluations of the relative credit standing of these financial institutions.

        MTS Bank performs daily monitoring of future expected cash flows on the operations of both clients and banks, which is a part of the management process of assets and liabilities. The credit risk exposure is monitored on a regular basis to ensure that the credit limits and credit worthiness guidelines established by the MTS Bank's risk management policy are not breached.

        On December 15, 2015, Barclays Bank and the Group signed an addendum to existing cross currency swap agreements. According to the terms of the addendum parties agreed to set credit exposure limits to one another, which permits a mitigation of their respective credit risk by requiring

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

the other party to transfer collateral payments. The balance of Barclays bank's transfer of collateral payments to the Group is nil and RUB 1.0 billion as of December 31, 2018 and 2017, respectively.

        Concentrations of credit risk with respect to trade receivables are limited given that the Group's customer base is large and unrelated. Therefore, management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables.

31. RELATED PARTIES

        Related parties include entities under common ownership with the Group, affiliated companies and associated companies.

        The aggregated impact of transactions with related parties to the Group's statements of financial position as of December 31, 2018 and 2017 and statements of profit or loss for the years then ended was the following:

	December 31, 2018	December 31, 2017
Statements of financial position
Short-term investments	12,086	10,064
Accounts receivable, current	6,385	11,358
Accounts receivable, non-current	2,545	2
Bank loans to customers, current	2,244	—
Advances for property, plant and equipment	1,380	97
Right-of-use assets	1,359	—
Cash and cash equivalents	938	19,715
Bank loans to customers, non-current	612	—
Other investments	149	767
Bank deposits and liabilities, current	(42,642)	—
Accounts payable	(1,301)	(1,102)
Bank deposits and liabilities, non-current	(1,044)	—
Lease obligations, non-current	(1,007)	—
Lease obligations, current	(185)	—

	2018	2017
Statements of profit or loss
Revenue	(4,352)	(3,349)
Operating expenses / (income)	2,396	4,053
Finance (income) / expenses	(1,398)	(1,267)
Interest expenses under lease arrangements	(135)	—

        Terms and conditions of transactions with related parties—Outstanding balances as of December 31, 2018 were unsecured and settlements are made on a cash basis. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2018 and December 31, 2017, the Group had no impairment of receivables relating to significant amounts owed by related parties or expenses recognized during the years ended December 31, 2018 and 2017 in respect to bad or doubtful debts from related parties.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. RELATED PARTIES (Continued)

        Accounts receivable from and accounts payable to related parties were as follows:

	December 31, 2018	December 31, 2017
Accounts receivable
MTS Belarus, the Group's associate	4,095	4,835
Business Nedvizhimost, a subsidiary of Sistema	2,561	4,052
Sitronics, a subsidiary of Sistema	1,107	317
Zifrovoe TV, the Group's associate	764	702
MTS Bank, the Group's associate	—	1,232
Other related parties	403	222

Total accounts receivable, related parties	8,930	11,360

Less non-current portion	(2,545)	(2)
Accounts receivable, related parties—current	6,385	11,358

Accounts payable
MTS Belarus, the Group's associate	678	828
TelecomCapStroi, a subsidiary of Sistema	237	—
Moscow Business Incubator, a subsidiary of Sistema	152	—
Other related parties	234	274

Total accounts payable, related parties	1,301	1,102

        The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

        The Group makes advances for the purchase of property, plant and equipment, intangible assets and other assets to related parties which are summarized as follows:

	December 31, 2018	December 31, 2017
Advances given for property, plant and equipment:
TelecomCapStroi, a subsidiary of Sistema	1,317	—
Other related parties	63	1

Total advances given for property, plant and equipment	1,380	1

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. RELATED PARTIES (Continued)

	2018	2017
Purchases of property, plant and equipment, intangible assets and other assets:
Moscow Business Incubator, a subsidiary of Sistema	4,450	—
Mosdachtrest, a subsidiary of Sistema	1,711	—
Business Nedvizhimost, a subsidiary of Sistema	328	—
Other related parties	158	—

Total purchases of property, plant and equipment, intangible assets and other assets	6,647	—

        Rights-of-use assets and lease obligations—The following table represents carrying value of right-of-use assets leased from related parties as of December 31, 2018:

December 31, 2018
Carrying value of right-of-use assets:
Business Nedvizhimost, a subsidiary of Sistema	919
Kronshtadt, a subsidiary of Sistema	121
Other related parties	319

Total carrying value of right-of-use assets	1,359

        The following table presents summary of lease obligations which arose from lease arrangements with related parties as of December 31, 2018:

December 31, 2018
Lease obligations:
Business Nedvizhimost, a subsidiary of Sistema	793
Kronshtadt, a subsidiary of Sistema	109
Other related parties	290

Total lease obligations	1,192

Less non-current portion	(1,007)

Lease obligations, related parties—current	185

        Interest expense accrued on these lease obligations for the year 2018 amounted to RUB 135 million and was included in finance costs in the accompanying consolidated statements of profit or loss

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. RELATED PARTIES (Continued)

        Bank loans to customers, interbank loans due—The following table presents loans given by MTS-Bank to related parties as of December 31, 2018:

December 31, 2018
Bank loans due, related parties
Kronshtadt, a subsidiary of Sistema	802
Leader-Invest, a subsidiary of Sistema	612
Binofarm, a subsidiary of Sistema	412
Kronshtadt Technology, a subsidiary of Sistema	440
Sistema, parent company	254
Sistema-finance, a subsidiary of Sistema	183
Technology for Aviation, a subsidiary of Sistema	153

Total bank loans due, related parties	2,856

Less non-current portion	(612)

Bank loans due, related parties—current	2,244

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. RELATED PARTIES (Continued)

        Bank deposits and liabilities—The following table presents deposits in MTS Bank held by related parties as of December 31, 2018:

2018
Bank deposits and liabilities:
Key management personnel of the Group and its parent	29,658
Sistema, parent company	4,610
Sistema Telecom Activy, a subsidiary of Sistema	1,542
Project Michurinskiy, a subsidiary of Sistema	952
Medsi Group, a subsidiary of Sistema	745
Sistema Real Estate, a subsidiary of Sistema	599
CTV, a subsidiary of Sistema	536
Sitronics, a subsidiary of Sistema	525
Leader-Invest, a subsidiary of Sistema	433
Sistema-Invest, a subsidiary of Sistema	338
RTI, a subsidiary of Sistema	323
Sistema Venture Capital, a subsidiary of Sistema	319
BashRES, a subsidiary of Sistema	309
Sistema Capital, a subsidiary of Sistema	239
TelecomCapStroi, a subsidiary of Sistema	238
BF-Sistema, a subsidiary of Sistema	233
Business Nedvizhimost, a subsidiary of Sistema	226
MBI, a subsidiary of Sistema	138
Intourautoservice, a subsidiary of Sistema	128
Detskii Mir, a subsidiary of Sistema	113
Other related parties	1,485

Total bank deposits and liabilities	43,686

Less non-current portion	(1,044)

Total bank deposits and liabilities—current	42,642

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. RELATED PARTIES (Continued)

        Investing transactions—The Group holds certain investments in related parties which are summarized as follows:

	December 31, 2018	December 31, 2017
Short-term investments
Sistema Capital, a subsidiary of Sistema (assets management)	11,644	9,600
Promissory notes of Intellect Telecom, a subsidiary of Sistema	283	257
Other loans receivable	159	207

Total short-term investments in related parties	12,086	10,064
Other investments
Promissory notes issued by Sistema	—	618

Total other investments to related parties	—	618

Other investments in shares
Sistema Venture Capital, a subsidiary of Sistema	117	117
Other investments	32	32

Total investments in shares of related parties	149	149

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. RELATED PARTIES (Continued)

        Operating transactions—For the years ended December 31, 2018, 2017 and 2016, operating transactions with related parties were as follows:

	2018	2017	2016
Revenues from related parties
MTS Bank, the former Group's associate (telecommunication and call center services, bank cards distribution commission)	1,271	1,507	900
Sitronics, subsidiary of Sistema (construction of a fiber optic lines)	1,195	303	—
Zifrovoe TV, the Group's associate (subscriber acquisition services)	508	724	55
MTS Belarus, the Group's associate (roaming and interconnect services)	296	248	276
Detsky Mir, subsidiary of Sistema (telecommunication services)	175	188	129
Medsi Group, subsidiary of Sistema (telecommunication and call center services)	166	156	242
Other related parties	741	223	576

Total revenues from related parties	4,352	3,349	2,178

Operating expenses / (income) incurred on transactions with related parties
MTS Bank, the Group's associate (commission related expenses)	1,217	2,259	347
Koncel, a subsidiary of Sistema (sale of scrap metal)	(1,141)	—	—
Key management personnel of the Group and its parent (interest expense)	705	—	—
Sistema-invest, a subsidiary of Sistema (change in fair value of financial instruments held by MTS-Bank)	325	—	—
AB Safety, a subsidiary of Sistema (security services)	324	302	271
Sistema, parent company (interest expense)	284	—	—
Jet Air Group, subsidiary of Sistema (transportation services)	135	172	183
MTS Belarus, the Group's associate (roaming and interconnect services)	104	121	161
Business Nedvizhimost, a subsidiary of Sistema (rent and sale of real estate)	39	821	246
Maxima, a subsidiary of Sistema (advertising services)	19	143	1,018
Other related parties	385	235	888

Total operating expenses / (income) incurred on transactions with related parties	2,396	4,053	3,114

        Finance income, which arose from investment transactions with related parties for the years ended December 31, 2018, 2017 and 2016 was the following:

	2018	2017	2016
Finance income from related parties
Sistema Capital, a subsidiary of Sistema (assets management)	465	369	128
Business Nedvizhimost, a subsidiary of Sistema	353	359	491
MTS Bank, the former Group's associate	448	345	285
Other related parties	132	194	81

Total finance income from related parties	1,398	1,267	985

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. RELATED PARTIES (Continued)

        MTS Bank—On July 05, 2018 the Group acquired the controlling stake in MTS-Bank and thus it ceased to be a related party to the Group since the acquisition date (Note 5).

        East-West United Bank—The Group maintains certain bank accounts with East-West United Bank, a subsidiary of Sistema. As of December 31, 2018 and December 31, 2017, the Group's cash position at East-West United Bank amounted to RUB 938 million and RUB 5,969 million, respectively, including short-term deposits in the amount of RUB nil and 5,810, respectively.

        Sistema—In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to date under an agreement with Sistema-Hals. The note was interest free and was repayed in fourth quarter of 2018.

        In October 2014 the Group acquired 2,501,350 Sistema Notes due in 2016 (series 04) and 1,000 Sistema International Funding S.A. bonds due in 2019 for RUB 519 million and RUB 32 million, respectively. The acquired bonds were classified as available for sale and accounted for at fair value to recognize changes in fair value in other comprehensive income. In March 2016 the Group received principal and coupon of Sistema Notes due in 2016 (series 04) in the amount of RUB 201 million.

        As of December 31, 2018 and December 31, 2017, the balance of Sistema International Funding S.A. bonds due in 2019 amounted to RUB 70 million and RUB 57 million respectively.

        Business Nedvizhimost—In February 2015 and further in May 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost, a subsidiary of Sistema, for RUB 8,500 million in total. As of December 31, 2018 and December 31, 2017 the balance of accounts receivable amounted to RUB 2,561 million and RUB 4,052 million, respectively. The amount as of December 31, 2018 is due before December 31, 2021 and bears interest of CBR Key rate + 1,5% p.a.

        In December 2018 the Group sold its 40.26% stake in a mutual investment fund «Sistema-Rentnaya Nedvizhimost» to Business Nedvizhimost for RUB 450 million. At the reporting date the Group accounted its share in the joint venture in sum of RUB 690 mln (Note 16).

        Sistema Capital—In 2016 and 2017 the Group entered into trust agreements with the asset management company Sistema Capital. As of December 31, 2018 and December 31, 2017, the balance of assets under trust management amounted to RUB 11,614 million and RUB 9,600 million respectively.

        Remuneration of key management personnel—Key management personnel of the Group are members of the Board of Directors and Management Board. During the years ended December 31 2018, 2017 and 2016 their total remuneration amounted to RUB 816 million, RUB 739 million and RUB 760 million, respectively. These amounts comprised of RUB 504 million, RUB 490 million and RUB 470 million in base salaries and 312 RUB million, RUB 249 million and RUB 290 million in bonuses paid pursuant to a bonus plan, respectively.

        The management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued during the years ended December 31 2018, 2017 and 2016 amounted to RUB 554 million, RUB 486 million and RUB 481 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. SHAREHOLDERS' EQUITY

        Share capital (ordinary shares)—The Group had 1,998,381,575 authorized ordinary shares with par value 0.1 RUB as of December 31, 2018 and 2017. Preferred shares have not been issued.

        Shares of common stock repurchased by the Group are recorded at cost as treasury stock and reduce the shareholders' equity in the Group's consolidated financial statements. As of December 31, 2018, the total shares in treasury stock comprised 167,638,899 and 1,830,742,676 shares were outstanding. As of December 31, 2017, the total shares in treasury stock comprised 86,339,156, and 1,912,042,419 shares were outstanding.

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

        In 2016, the Group launched a Tender Offer, aiming to return cash of up to RUB 4,935 million to the holders of ordinary shares and ADSs. During the year ended December 31, 2016, through the Tender Offer the Group has repurchased 3,060,409 ordinary shares for RUB 747 million (including 1,550,495 ordinary shares purchased from Sistema for RUB 335 million).

        In 2017 the Group launched a Tender Offer, aiming to repurchase its ordinary shares (including shares represented by ADSs) for up to RUB 4,647 million. Through the Tender Offer, during the year ended December 31, 2017, the Group purchased a total of 16,022,364 shares (including shares represented by ADSs) at a price per share of RUB 290, for a total cost of RUB 4,646 million. Simultaneously, the Group purchased 16,038,892 shares from Sistema Finance under the Sistema Purchase Agreement for an aggregate purchase price of RUB 4,651 million.

        In 2017, the Group announced that Board of Directors has approved the repurchase of shares and ADSs by means of a share repurchase plan in the total amount of up to RUB 20,000,000,000 (the "Repurchase Plan"). This amount includes funds used for purchasing the Company's shares from Sistema Finance until April 2019. During the year ended December 31, 2017, the Group purchased 43,647,128 shares (including shares represented by ADSs) under the Repurchase Plan at prices from RUB 257 up to RUB 305 for a total cost of RUB 12,475 million.

        In 2018 (under the 2017 Repurchase plan) the Group purchased 8,057,356 shares (including shares represented by ADSs) for RUB 2,837 million. Additionally the Group purchased 17,339,848 shares from Sistema Finance under the Sistema Purchase Agreement for an aggregate purchase price of RUB 4,882 million.

        In July 2018, the Group announced that Board of Directors has approved the repurchase of shares and ADSs by means of a share repurchase plan in the total amount of up to RUB 30,000,000,000 (the "Repurchase Plan"), the amount includes funds used for purchasing the Company's shares from Sistema Finance. During the year ended December 31, 2018, the Group purchased 55,854,178 shares (including shares represented by ADSs) under the Repurchase Plan at prices from RUB 191 up to RUB 338, for a total cost of RUB 14,903 million. This includes 27,929,870 of shares purchased from Sistema Finance for a total amount of RUB 7,412 million.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. SHAREHOLDERS' EQUITY (Continued)

Nature and purpose of reserves

        Additional paid in capital is used to recognize equity-settled share-based payment transactions, results of capital transactions under common control; changes in ownership interest in subsidiaries that do not result in gain/loss of control and the excess of cash received over the acquisition cost of treasury shares.

        Share-based payment programs—Equity-settled share-based payment transactions are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period and offset against capital reserves.

        Foreign currency translation reserve is used to record exchange differences arising from the translation of foreign subsidiaries financial statements from functional to the presentation currency.

        Cash flow hedging reserve is used to record the accumulated impact of derivatives designated as cash flow hedges and revaluation of investments available for sale.

        Remeasurements of the net defined benefit liability is used to recognize actuarial gains and losses related to the pension program set for employees of the Group's subsidiary MGTS.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. SHAREHOLDERS' EQUITY (Continued)

        The following table represents roll forward of reserves balances for the years ended December 31, 2018, 2017 and 2016:

	Foreign currency translation reserve	Cash flow hedging reserve	Remeasurements of the net defined benefit liability
Balances at January 1, 2016	9,638	1,045	493

Other comprehensive (loss) / income for the year	(13,970)	(11,324)	50
Less: tax benefit	—	2,219	—
Amounts reclassified to profit for the year	(2,086)	9,897	—
Less: tax expense	—	(1,992)	—
Net other comprehensive (loss) / income for the year	(16,056)	(1,200)	50

Balances at December 31, 2016	(6,418)	(155)	543

Other comprehensive (loss) for the year	(2,620)	(3,140)	(40)
Less: tax benefit	—	628	—
Amounts reclassified to profit for the year	—	3,748	—
Less: tax expense	—	(741)	—
Amounts reclassified to additional paid in capital	(659)	—	—
Less: tax expense	—	—	—
Net other comprehensive (loss) / income for the year	(3,279)	495	(40)

Balances at December 31, 2017	(9,697)	340	503

Other comprehensive income for the year	7,726	4,202	167
Less: tax expense	—	(840)	—
Amounts reclassified to profit for the year	—	(4,331)	—
Less: tax benefit	—	866	—
Net other comprehensive income / (loss) for the year	7,726	(103)	167

Balances at December 31, 2018	(1,971)	237	670

Non-controlling interest

        As of December 31, 2018, MGTS and MTS Bank were the only subsidiaries of the Group, which had material non-controlling interests.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. SHAREHOLDERS' EQUITY (Continued)

        The summarized financial information of MGTS PJSC and MTS Bank PJSC is presented as follows:

	Year ended December 31,
MGTS	2018	2017	2016
Non-controlling interest opening balance	(4,180)	(4,787)	(5,191)

Profit for the year attributable to non-controlling interest	(619)	(554)	(727)
Dividends to non-controlling interest	1,165	1,175	1,120
Other	(15)	(14)	11

Non-controlling interest closing balance	(3,649)	(4,180)	(4,787)

	Year ended December 31,
MTS Bank	2018	2017	2016
Non-controlling interest opening balance	—	—	—

Profit for the year attributable to non-controlling interest	(378)	—	—
Acquisitions under common control	(8,320)	—	—

Non-controlling interest closing balance	(8,698)	—	—

	December 31
	2018	2017
Current assets	123,879	22,595
Non-current assets	84,093	42,204
Current liabilities	(141,359)	(8,959)
Non-current liabilities	(18,269)	(7,250)

	Year ended December 31,
	2018	2017	2016
Revenue, gross of intercompany	(51,246)	(39,565)	(40,210)
Profit for the year, gross of intercompany	(11,314)	(9,719)	(12,167)

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

32. SHAREHOLDERS' EQUITY (Continued)

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

        The Group may take decisions on the dividend payout based not only on annual results but also on interim results for three, six or nine months of the fiscal year. Annual and interim dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

        In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in Russian Rubles, after certain deductions.

        The following table summarizes the Group's declared cash dividends for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Dividends declared (including dividends on treasury shares of 3,037, 1,337 and 220 respectively)	51,958	51,958	51,958
Dividends, RUB per ADS	52.00	52.00	52.00
Dividends, RUB per share	26.00	26.00	26.00

        As of December 31, 2018 and 2017, dividends payable were RUB 146.2 and 125.4 million, respectively, and included in the trade and other payables within the consolidated statement of financial position.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

33. LIABILITY UNDER PUT OPTION AGREEMENT

        In September 2007, the Group acquired a 80% stake in International Cell Holding Ltd ("ICH"), the 100% indirect owner of MTS Armenia (formerly CJSC "K-Telecom"), Armenia's mobile phone operator, and signed a call and put option agreement to acquire the remaining 20% stake in ICH. In 2016 ICH was liquidated after all its legal interest in MTS Armenia was transferred to Aramayo Investments Limited, a Cyprus subsidiary of the Group, in which the Group held 80% of its entire share capital, and remaining 20% stake became subject to the aforementioned option agreement. According to the option agreement, the price for the remaining 20% stake option is to be determined by a pre-agreed by the parties independent investment bank. In accordance with the option agreement as amended the call option could be exercised by the Group up to December 31, 2018. In December 2018 the Group served a call notice on the minority shareholders of MTS Armenia to purchase the remaining 20% stake in Aramayo (and indirectly in MTS Armenia).

        The liability under the option agreement amounted to RUB 3,629 million and RUB 2,012 million as of December 31, 2018 and December 31, 2017 respectively (Note 28).

34. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2018, the Group had executed purchase agreements of approximately RUB 36,875 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Agreement with Apple—In April 2017, the Group entered into an unconditional purchase agreement with Apple Rus LLC ("Purchase agreement") to buy 615 thousand iPhone handsets at list prices at the dates of respective purchases over a period ending June 30, 2019. Pursuant to the agreement the Group is also required to incur certain iPhone advertising and promotion costs. As of December 31, 2018 the Group fully completed total purchase installment outlined by the agreement.

        Taxation—Russia and other CIS countries currently have several laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or non-existent. Accordingly, few precedents regarding tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia and the CIS countries that are more significant than those typically found in countries with more developed tax systems.

        Generally, according to Russian and Ukrainian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the respective tax year. As of December 31, 2018, the tax declarations of MTS PJSC and other subsidiaries in Russia and Ukraine for the preceding three fiscal years were open for further review. Since 2016, MTS PJSC communicates with tax authorities through the Tax Monitoring regime, which enables it to disclose information and documents related to the calculation of its tax liabilities on-line.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

34. COMMITMENTS AND CONTINGENCIES (Continued)

        In 2017, the Russian tax authorities completed a tax audit of MTS PJSC for the years ended December 31, 2015 and 2014. As of December 31, 2018 additional taxes, fines and penalties resulting from the tax audit in total amount of RUB 591 million were fully settled by the Group.

        Pricing of goods and services provided within the Group is subject to transfer pricing rules.

        The management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements. However, the risk remains that the relevant tax authorities could take different positions with regarding interpretive issues which could have a significant effect.

        The Group assessed the following contingent liabilities in respect of additional tax settlements:

	December 31, 2018	December 31, 2017
Contingent liabilities for additional taxes other than income tax	730	732
Contingent liabilities for additional income taxes	2,051	2,591

        Licenses—In May 2007, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media awarded MTS a license to provide 3G services in Russia. The 3G license was granted subject to certain capital and other commitments.

        In July 2012, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media allocated MTS the necessary license and frequencies to provide LTE telecommunication services in Russia. Under the terms and conditions of the LTE license, the Group is obligated to fully deploy LTE networks within seven years, starting from January 1, 2013, and deliver LTE services in each population center with over 50,000 inhabitants in Russia by 2019. Also, the Group is obligated to invest at least RUB 15 billion annually in the LTE roll-out until the network is fully deployed.

        In March 2015, MTS-Ukraine acquired a nationwide license for the provision of UMTS (3G) telecommunications services through an open tender. The cost of the license was UAH 2,715 million (RUB 6,015 million at the acquisition date) and this was granted for 15 years. In accordance with the terms of the license, MTS-Ukraine was required to launch UMTS services in Ukraine by October 2016, and provide coverage throughout Ukraine by April 2020.

        In accordance with the terms of the license, MTS-Ukraine also concluded agreements to convert the provided frequencies for commercial use with the Ministry of Defense of Ukraine, Ministry of Internal Affairs of Ukraine and State Service of Special Communications and Information Protection of Ukraine. For the conversion of frequencies, MTS-Ukraine paid UAH 358 million (RUB 865 million as of the payment date) in 2015 and UAH 299 million (RUB 645 million as of the payment date) in 2017, UAH 230 million (RUB 535 million as of the payment date) in 2018.

        In January and March 2018, VF Ukraine PrJSC secured a 4G LTE licenses in the 2510-2520 / 2630-2640 and 1780-1785 / 1875-1880 MHz bands as the result of a national auction. Under the terms and conditions of the LTE licenses, VF Ukraine is obligated to deliver LTE services to not less than 90% of the population in each regional center of Ukraine (with certain exceptions) within 12 months from the date when the licenses were effective. VF Ukraine is also obligated to deliver LTE services to

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

34. COMMITMENTS AND CONTINGENCIES (Continued)

at least 90% of the population in each population center with over 10 000 inhabitants (with certain exceptions) within 42 months from the issuance of the licences. For the conversion of frequencies, MTS-Ukraine paid UAH 130 million (RUB 271 million as of the payment dates) in 2018.

        The management believes that as of December 31, 2018, the Group is in compliance with conditions of the aforementioned licenses.

        Litigation—In the ordinary course of business, the Group is a party to various legal, tax and customs proceedings, and subject to claims, some of which relate to developing markets and evolving fiscal and regulatory environments within MTS's markets of operation.

        In 2017, Federal Antimonopoly Service of the Russian Federation (FAS Russia) issued a warning to MTS and some other federal operators on termination of actions containing signs of violation of the antimonopoly laws in respect of establishing unreasonable differences in tariffication of communication services for subscribers in home region and outside. Following non-compliance with the warning, FAS Russia has opened antimonopoly proceeding against MTS. FAS Russia has also opened antimonopoly proceeding against MTS for establishing high prices for communication services in national roaming. In 2018, MTS changed the principles and terms of tariffication when travelling about the country. FAS Russia held MTS administratively liable and imposed administrative fines on MTS in amount of RUB 1 million in respect of each proceeding.

        In August 2018, FAS Russia has charged MTS and other federal operators with violation of antimonopoly laws in respect to establishing distinguished terms and conditions for SMS pricing for the entities with state-owned equity interest as compared to the terms and conditions for the other entities and establishing unreasonably high SMS prices. Investigation is currently in process. Following the case examination a fine may be imposed on MTS or illegally obtained income may be recovered.

        FAS Russia determines the amount of illegally obtained income as the difference between the amount of revenue received from applying monopolistically high prices and the amount of revenue that could have been received if "reasonable" prices were applied. There is no information regarding the level of prices that FAS Russia considers economically justified. It is not possible to make a reliable estimation of amount of fine that could be imposed.

        Potential adverse effects of economic instability and sanctions in Russia—In 2014 political and economic sanctions targeting certain Russian economic sectors were introduced by the EU, US and other countries. Sanctions were subsequently extended and there is significant uncertainty regarding the extent and timing of further sanctions. Furthermore, the Russian Ruble has materially depreciated against the U.S. Dollar and Euro and Ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% in December, 2014. In 2018 due to Russia's ability to remain stable amid severe external shocks, Russia's sovereign credit ratings were increased from "stable" to "positive". The Central Bank of Russia has gradually decreased its key rate to 7.75% as of December 31, 2018.

        These factors resulted in a lower cost of capital and a stable rate of inflation. However, in Russia there is an uneven growth dynamics, which could have a negative impact on the Group's business including ability to obtain financing on commercially reasonable terms. The management believes it is acting appropriately to support the sustainability of the Group's business in the current circumstances.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

34. COMMITMENTS AND CONTINGENCIES (Continued)

The Group has a hedging policy in place, which partly mitigates the variability of cash outflows, denominated in foreign currencies.

        Political and economic crisis in Ukraine—During the year ended December 31, 2014, a deterioration in the political environment of Ukraine has led to general instability, economic deterioration and armed conflict in eastern Ukraine. In 2014 The National Bank of Ukraine ("NBU") passed a decree prohibiting Ukrainian companies to pay dividends to foreign investors. The decree was extended several times and its edition effective as of December 31, 2018 allows payment of dividends for the FY 2017 and all preceding periods, subject to certain restrictions. Furthermore, since 2014 the Group established a provision in respect of cash balances in several Ukrainian banks, whose liquidity was affected by the economic downturn.

        The Group believes that these circumstances, despite the recent improvement, combined with political and economic instability in the country, could result in further negative impact on the Group's business including financial position and results of operations.

        As of December 31, 2018, the Group held RUB 6,596 million in current accounts and deposits in Ukrainian banks.

        Anti-terror law—On July 7, 2016 a series of anti-terror laws (also known as "Yarovaya-Ozerov bundle of laws") was enacted by the signature of the President of Russia. In general terms, the laws mandate that operators store and record phone conversations, text messages of subscribers, images, sounds, video and other types of communications by telecommunications operators for defined periods of time. These requirements are effective starting July 1, 2018. Compliance with the laws require the construction of additional storage, processing and indexing centers. The Group expects the increase in related capital expenditures, which cannot be measured reliably.

        Investigations into former operations in Uzbekistan—In March 2019, the Group reached a resolution with the United States Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") relating to the previously disclosed investigation of the Group's former subsidiary in Uzbekistan.

        The Group consented to the entry of an administrative cease-and-desist order (the "Order") by the SEC.

        The United States District Court for the Southern District of New York approved a deferred prosecution agreement ("DPA") entered by the Group and a plea agreement entered into a subsidiary of the Group in Uzbekistan. Under the agreements with the DOJ, the Group agreed to pay a total criminal penalty of USD 850 million (RUR 59.1 billion as of December 31, 2018) to the United States. The Group provided a provision of USD 850 million (RUB 55.8 billion as of the date of accrual), which was recognized as a part of discontinued operations in the consolidated statements of profit or loss for the year ended December 31, 2018.

        Under the DPA and the Order, the Group agreed to appoint an independent compliance monitor. Pursuant to the DPA and the Order, the monitorship will continue for a period of three years, and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and SEC.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

35. SUBSEQUENT EVENTS

        Ruble bonds placement—In January 2019, MTS issued exchange-traded bonds totaling RUB 10 billion with a coupon rate of 8.70% and a maturity of 5 years.

        Purchase of additional stake in MTS Bank—In February 2019 the Group purchased additional 39.48% stake in MTS Bank from Sistema for RUB 11.4 billion. Consequently, the Group's share in MTS Bank increased to 94.92%. This acquisition allows the Group to fully integrate its FinTech business.

        Sale of investment in Ozon Holdings Limited—In March 2019 the Group sold its 18.69% stake in Ozon Holdings Limited to Sistema for RUB 7.9 billion.

        Acquisition of shares under Share Repurchase Plan—Since the end of the reporting period the Group acquired 35,679,838 MTS shares of Common Stock representing 1.79% of share capital issued by MTS. The Group purchased MTS shares of common stock under the Share Repurchase Plan announced in 2018.