Form 20-F
period 2019-12-31
MOBILE TELESYSTEMS PJSC
filed 2020-04-23
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Phone: +7 495 223 20 25, E mail: ir@mts.ru
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
COMMON AMERICAN DEPOSITARY SHARES, EACH COMMON	MBT	NEW YORK STOCK EXCHANGE
ADS REPRESENTING TWO COMMON SHARES COMMON SHARES, PAR VALUE		NEW YORK STOCK EXCHANGE(1)
0.10 RUSSIAN RUBLES PER SHARE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

             Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

             1,129,245,695 ordinary shares, par value 0.10 Russian rubles each and 391,398,362 American Depositary Shares as of December 31, 2019

             Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

             If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

             Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

             Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

             Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

             If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

             Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☒

             If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

             If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of common ADSs pursuant to the requirements of the Securities and Exchange Commission.

(2)
Listed, not for trading or quotation purposes, but only in connection with the registration of preferred ADSs pursuant to the requirements of the Securities and Exchange Commission.

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "the Company," "we," "us," or "our" refer to Mobile TeleSystems Public Joint Stock Company and its subsidiaries; (ii) "Vodafone Ukraine" and "VF Ukraine" are to Private Joint Stock Company "VF Ukraine"(formerly PJSC MTS Ukraine) which is our former subsidiary in Ukraine disposed of in December 2019; (iii) "Uzdunrobita" is to our former subsidiary in Uzbekistan, which was deconsolidated in 2013; (iv) "MTS-Turkmenistan" our Turkmenistan subsidiary and "BCTI" are to Barash Communication Technologies, Inc., our former Turkmenistan subsidiary; (v) "Comstar" or "Comstar-UTS" are to COMSTAR—United TeleSystems, our former fixed line subsidiary, which was merged into MTS PJSC in 2011; (vi) "MGTS" is to Public Joint Stock Company Moscow City Telephone Network, our Moscow public switched telephone network ("PSTN") fixed line subsidiary; and (vii) "MTS-Armenia," "K-Telecom" or "VivaCell-MTS" are to our Armenian subsidiary; and (viii) "MTS Bank" is to MTS Bank PJSC, our subsidiary which provides banking services; (ix) "UMS" is to Universal Mobile Systems LLC, our former subsidiary in Uzbekistan which was deconsolidated in 2016; (x) NVision is our subsidiary which provides integration services and (xi) "Sistema" is to Sistema Public Joint Stock Financial Corporation, our majority shareholder. We refer to Mobile TeleSystems LLC, our 49% owned equity investee in Belarus, as "MTS Belarus." As MTS Belarus is an equity investee, our revenues and subscriber data do not include MTS Belarus.

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

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2015	72.88	49.18	60.96	72.88
2016	83.59	60.27	67.03	60.66
2017	60.75	55.85	58.35	57.60
2018	69.97	55.67	62.71	69.47
2019	69.47	61.72	64.74	61.91

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2019	63.87	62.81
August 2019	66.78	63.71
September 2019	66.91	63.71
October 2019	65.44	63.63
November 2019	64.21	63.25
December 2019	64.41	61.72
January 2020	63.04	60.95
February 2020	66.99	62.80
March 2020	80.88	66.08

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 23, 2020 was 77.04 rubles per U.S. dollar.

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

  •
  the condition of the economies of Russia, and certain other countries of the CIS;

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

  •
  political stability in Russia and certain other CIS countries; and

  •
  the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission (the "SEC").

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

        Our results of operations for the financial year ended December 31, 2018 were affected by acquisition of controlling stake in MTS Bank. In 2018, we increased effective ownership share in MTS Bank from 26.6% to 55.4% and obtained control over the entity. In 2019, we subsequently increased our effective ownership stake in MTS Bank to 99.9%. The acquisition was accounted for as a transaction with entities under common control directly in equity.

        In December 2019, we sold our business in Ukraine, VF Ukraine, the results of the sold business are reported as discontinued operations for all the reported periods presented in the table below. Ukraine was excluded from operating segments presentation as a result of disposal. The results of operations in Ukraine were reported as discontinued operations in accompanying consolidated statement of profit or loss for the years ended December 31, 2019. The consolidated statements of profit or loss for the years ended December 31, 2018 and 2017 were retrospectively restated to present operations in Ukraine as discontinued operations. See Note 10 to the consolidated financial statements. The consolidated data for the years ended December 31, 2016 and 2015 represented below is also presented without operations in Ukraine.

        The selected financial data presented below as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 was derived from the audited consolidated financial statements of the Company, included in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." The selected financial data presented below as of December 31, 2017, 2016, and 2015 and for the years ended December 31, 2016 and 2015 was derived from the audited consolidated financial statements of the Company, which are not included herein. Certain industry and operating data are also provided below.

	Years Ended December 31,
	2019	2018	2017	2016	2015
	Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios
Consolidated statements of profit or loss data:
Services revenue	406,839	382,698	365,830	359,520	360,652
Sales of goods	69,267	68,768	52,088	49,146	40,397

Total operating revenues	476,106	451,466	417,918	408,666	401,049
Operating expenses:
Cost of services	114,995	104,929	115,656	118,821	117,294
Cost of goods	63,889	63,253	45,475	45,380	36,323

	Years Ended December 31,
	2019	2018	2017	2016	2015
	Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios
Selling, general and administrative expenses	90,796	83,427	90,349	88,303	82,269
Depreciation and amortization	96,279	95,386	73,940	75,367	72,698
Operating share of the profit of associates	(4,583)	(3,799)	(3,210)	(3,115)	(3,457)
Impairment of non-current assets	(148)	149	3,775	—	—
Other expenses/ (income)(1)	690	(900)	1,692	(189)	2,370

Operating profit	114,188	109,021	90,241	84,099	93,552

Finance income	(4,356)	(5,587)	(5,255)	(4,747)	(7,528)
Profit attributable to the Group	47,368	36,988	26,011	27,083	26,413
Currency exchange loss/(gain)	(2,106)	4,043	(818)	(3,393)	8,642
Non-operating share of the loss of associates	(3,496)	909	436	1,288	3,781
Change in fair value of financial instruments	7,455	(5,385)	(110)	(167)	(1,014)
Other expenses/(income), net	2,450	934	992	4,335	3,460
Profit before tax	66,873	77,119	68,987	59,698	59,798

Income tax expense	15,750	15,395	17,780	14,388	12,495

Profit for the period from continuing operations	51,123	61,724	51,207	45,310	47,303

(Income)/Loss from discontinued operations, net of tax	(3,976)	53,892	(5,383)	(3,140)	(101)

Profit for the period	55,099	7,832	56,590	48,450	47,404

Attributable to:
Owners of the company	54,241	6,848	56,042	48,474	49,489
Non-controlling interests	858	984	548	(24)	(2,085)
Dividends declared(2)	83,751	51,958	51,958	51,958	52,011
Earnings per share, basic, RUB	30.45	3.66	28.69	24.37	24.88
Earnings per share, diluted, RUB	30.41	3.65	28.66	24.35	24.87
Earnings per share from continuing operations, basic, RUB	28.22	32.42	25.93	24.81	24.83
Earnings per share from continuing operations, diluted, RUB	28.18	32.38	25.91	24.79	24.82
Earnings per share from discontinued operations, basic, RUB	2.23	(28.76)	2.76	(0.44)	0.05
Earnings per share from discontinued operations, diluted, RUB	2.23	(28.73)	2.75	(0.44)	0.05
Annual Dividends declared per share, RUB	41.91	26.00	26.00	25.99	25.17
Semi—annual Dividends declared per share, RUB	8.68	2.6	10.4	11.99	5.61
Number of common shares outstanding	1,772,834,153	1,830,742,676	1,912,042,419	1,986,899,529	1,988,892,399
Weighted average number of common shares outstanding—basic	1,780,935,238	1,873,562,676	1,953,778,999	1,989,281,930	1,988,728,000
Weighted average number of common shares outstanding—diluted	1,783,617,103	1,875,720,966	1,955,558,196	1,990,693,983	1,990,195,552
Consolidated statement of cash flows data:
Cash provided by operating activities	106,652	154,390	144,640	130,565	144,088

	Years Ended December 31,
	2019	2018	2017	2016	2015
	Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios
Cash used in investing activities	(29,554)	(78,389)	(81,510)	(57,302)	(145,356)
(of which capital expenditures)(3)	(91,736)	(99,568)	(76,431)	(86,149)	(106,537)
Cash used in financing activities	(120,448)	(25,924)	(50,445)	(83,038)	(27,595)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	63,688	131,938	81,343	27,127	83,304
Property, plant and equipment and investment property, net	268,465	278,620	263,470	272,841	302,662
Right-of-use assets	138,817	149,007	—	—	—
Total assets	823,910	915,993	551,070	544,470	653,378
Total debt (long-term and short-term)(4)	343,319	368,135	291,713	273,274	334,073
Total shareholders' equity	36,394	77,565	124,205	143,948	168,371
Common stock less treasury stock	(59,548)	(44,608)	(22,444)	(548)	(24,261)
Financial ratios (end of period):
Total debt/total capitalization(5)	90.4%	82.5%	70.1%	65.4%	66.4%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	178%	174%	174%	179%	176%
Mobile subscribers in Russia (end of period, thousands)(7)	79,072	78,011	78,291	80,032	77,277
Overall market share in Russia (end of period)	30%	31%	31%	31%	31%

(1)
"Operating expenses/(income)" consist mainly of allowance for doubtful accounts, gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

(2)
Dividends declared in each of the years ended December 31, 2019, 2018, 2017, 2016, 2015 consisted of dividends in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2018, 2017, 2016, 2015, respectively) and semiannual dividends in respect of the current fiscal year (RUB 17,345 million, RUB 5,196 million, RUB 20,783 million, RUB 23,961 million and RUB 11,592 million, respectively). Amounts include dividends on treasury shares RUB 9,449 million, RUB 3,037 million, RUB 1,337, RUB 220 million and RUB 435 million, in respect of the years ended December 31, 2019, 2018, 2017, 2016, 2015 and 2014, respectively. At a meeting held on April 9, 2020, the Board recommended that an annual general meeting of shareholders approve annual dividends of RUB 20.57 per ordinary MTS share (RUB 41.14 per ADS), or a total of approximately RUB 41.1 billion, based on the full-year 2019 financial results.

(3)
Capital expenditures are the amounts of property, plant and equipment and intangible assets putted into use during respective year.

(4)
Includes notes, payable bank loans and other debt.

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

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, social, regulatory, tax and political risks.

        Investors in emerging markets such as the Russian Federation, Armenia, Belarus and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases, significant legal, economic, social, regulatory, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation and other CIS countries are subject to rapid change and that the information set out herein may become outdated relatively quickly.

        When conducting business in different CIS countries, we may face risks similar to those (and sometime even more substantial) we have in Russia.

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

        The wireless telecommunications services markets in which we operate are highly competitive, particularly in Russia. Competition is generally based on price, product functionality, range of service offerings and customer service.

        Generally, increased levels of competition, including from the potential entry of new mobile operators, government-backed operators, mobile virtual network operators, operators of satellite TV and alternative fixed line operators in the markets where we operate, as well as the strengthening of existing operators, increased use of Internet protocol telephony and other services, provided via the internet, may adversely affect our ability to keep the level of revenue which we receive from our operations on the telecom market. This in turn could result in reduced operating margins and a loss of market share, as well as necessitating different pricing, service or marketing policies, which may have a material adverse effect on our business, financial condition and results of our operations.

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

        In November 2019, the Board of Directors of Rostelecom approved a transaction to consolidate 100% of LLC "T2 RTK Holding," which may result in increasing competition.

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

        We operate primarily in Russia and other countries of the former Soviet Union, many of which pose elevated risks of corruption violations. We and certain of our subsidiaries are in frequent contact with persons who may be considered "foreign public officials" under the FCPA and UK Bribery Act, and therefore, are subject to an increased risk of potential FCPA and UK Bribery Act violations. If we or any third party acting on our behalf or in our interests are not in compliance with the FCPA, the UK Bribery Act and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial condition and liquidity.

        As disclosed in our public filings, in March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan. See also Note 33 to our audited consolidated financial statements. In February 2019, the Group reached a resolution with the SEC and the United States Department of Justice ("DOJ") relating to the previously disclosed investigation of our former subsidiary in Uzbekistan.

        We consented to the entry of an administrative cease-and-desist order (the "Order") by the SEC.

        The United States District Court for the Southern District of New York approved a deferred prosecution agreement ("DPA") entered by the Group and a plea agreement entered into by our subsidiary in Uzbekistan. Under the agreements with the DOJ, we agreed to pay a total criminal penalty of USD 850 million (RUB 59.1 billion as of December 31, 2018) to the United States. We provided a provision of USD 850 million (RUB 55.8 billion as of the date of accrual), which was recognized as a part of discontinued operations in the consolidated statement of profit or loss for the year ended December 31, 2018.

        See also "—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order," "—We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan."

We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order.

        We are subject to the DPA with the DOJ and the SEC Order. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan" and Note 33 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In conjunction with the DPA and pursuant to the SEC Order, we are required to retain, at our own expense, an independent compliance monitor. Pursuant to the DPA and the SEC Order, the monitorship will continue for a period of three years from the date of appointment and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and the SEC. The monitor assesses and monitors our compliance with the terms of the DPA and the SEC Order as well as reviews and evaluates the effectiveness of our policies, procedures, practices, internal accounting controls, record keeping and financial reporting as they relate to our current and ongoing compliance with the anti-bribery, books and records and internal accounting controls provisions of the FCPA and other applicable anti-corruption laws, and makes recommendations reasonably designed to improve the effectiveness of our internal accounting controls and FCPA corporate compliance. See also "—We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the "FCPA"), and we may be subject to the UK Bribery Act 2010 (the "UK Bribery Act"). Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations."

        We have incurred significant costs in connection with the disposition of the matters covered in the DPA and SEC order, including retention of legal counsel and other advisors and other costs related to the investigations undertaken in connection with these matters. We currently cannot estimate additional costs that we are likely to incur in connection with compliance with the DPA and the SEC Order, including the ongoing obligations relating to the monitorship, our obligations to cooperate with the agencies regarding their investigations of other parties, and the costs of implementing the changes, if any, to our internal controls, policies and procedures required by the monitor. However, such costs could be significant. See also "—We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation."

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

        For example, see "—Legal Risks and Uncertainties—An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable" and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations." Our failure to identify attractive opportunities for expansion into new markets and to manage the operations of acquired or newly established businesses in these markets could hamper our continued growth and profitability, and have a material adverse effect on our financial condition, results of operations and prospects.

Acquisitions and mergers may pose significant risks to our business.

        We have expanded our business through a number of acquisitions. We will continue to evaluate opportunities to acquire, invest in or merge with other existing operators or license holders in the CIS and in growing markets outside the CIS, as well as other complementary businesses. In 2015, our acquisition focus covered regional mobile operators, as well as one of the largest system integrators and complex IT solutions providers in Russia, NVG JSC ("NVision Group"). In 2016, we acquired 100% of shares in SMARTS Yoshkar-Ola JSC ("Smarts-Yoshkar-Ola") and participated in MTS Bank's additional share issuance. In 2017-2019, our acquisitions focused on various segments, including communication and software development companies, providers of cloud services, as well as management investment and other non-telecom companies.

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

        As of December 31, 2017, we held a 26.61% stake in MTS Bank. In 2018, we acquired a 28.63% stake in MTS Bank from Sistema for RUB 8.27 billion, thus increasing our effective ownership in MTS Bank to 55.4%. In February 2019, we acquired a 39.48% stake in MTS Bank for RUB 11.4 billion, as a result of which our effective ownership in MTS Bank reached 94.97%. In December 2019, we increased our stake in MTS Bank up to 99.7% by acquiring it from Sistema. The increase of our share in MTS Bank is in line with our strategy to diversify the business, achieve synergies and develop innovative financial services.

        On July 27, 2017, we acquired 100% of the shares of Bashkortostan Cellular Communication OJSC in order to gain access to the frequency resource in the range of 2100 MHz in the territory of the Republic of Bashkortostan. On September 29, 2017, we acquired 30% in the share capital of Sistema-Capital Management Company LLC, one of the largest management companies in Russia in terms of collective investment volume. In October 2017, we acquired a 50.82% stake in Oblachny Retail LLC (operating under LiteBox trademark), a Russian retail software developer. In December 2017, we entered the gaming market through the acquisition of Praliss Enterprises Limited, which manages the Gambit Esports team.

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

        In 2019 we also acquired certain companies such as United Russian Studios JSC, JUST AI Limited and others. See "Item 4—Information on Our Company—A. History and Development" for further information.

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

        The build-out of our network is also subject to risks and uncertainties, which could delay the introduction of services in some areas and increase the cost of network construction, including difficulties in obtaining base station sites on commercially attractive terms. Further, telecommunications equipment used in Russia and other CIS countries is subject to governmental certification and periodic renewals of the same. We are also required to obtain permits and governmental certification for the operation of telecommunications equipment and/or permission for the import and export of certain network equipment, which can result in procurement delays and slower network development. The failure of any equipment we use to receive timely certification or re-certification, as applicable, could hinder our expansion plans. See also "—Risks Relating to our Financial Condition—If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects." In particular, in 2019 considerable changes to the Federal law No. 412 "On Accreditation in the National Accreditation System" dated December 28, 2013, which increased powers (authority) of Rosaccreditation relating to control over unfairly accredited persons, came into force. These changes introduced stricter requirements to accredited persons' activities and accreditation experts and provide for additional basis for suspension and termination of accreditation. As a result, these changes may lead to an increased cost of certification services and increase time needed for acquiring certifications, which may affect delivery time of certified equipment in Russia.

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

        Until recently, customer growth has been our principal source of revenue growth. Currently, however, increasing competition, market saturation and technological development lead to the increased importance of data services in the markets in which we operate. As a result, data services became the key driver of our revenue growth and we will therefore need to continue to develop new competitive services, including value-added, 3G, LTE, and others, and to consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. We invest in new businesses, such as artificial intelligence, financial technologies, Big Data, IoT (in particular, we participate in realization of national program "Digital Economy of the Russian Federation"), cloud services and others. Decrease or absence of demand for new services, as well as competition increase on current markets, or new companies' entries may lead to revenue decrease and necessity to revise our strategy regarding new businesses, which may require additional investments. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins.

        Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with zonal, intercity and international fixed-line and mobile operators in Russia and other countries in which we operate. Interconnect fees are established by agreements with network operators and vary depending on the network used, the nature of the call and the call destination.

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

        Following the integration of Rostelecom's mobile assets and Tele2 Russia in 2014, Tele2 Russia got control over licenses to provide 3G and 4G services. The 3G license allows us to provide mobile radiotelephone services using the International Mobile Telecommunications-2000 ("IMT-2000/UMTS") standard. The 4G license allows us to provide services using the LTE standard. The 4G wireless services provide faster, higher quality data transfer and/or streaming capabilities, as compared to 2G and 3G, and may pose additional competition for 3G providers. In December 2017, the State Commission for Radio Frequencies issued a decision allowing the use of frequency bands previously allocated for LTE mobile communications for NB-IoT technology. Historically, mobile operators that are developing 3G and 4G networks experienced various difficulties and challenges, including a limited supply of compatible handsets, limited international roaming capabilities, as well as various 3G and 4G software and network related problems. We may experience similar problems or encounter new difficulties when developing our 3G and 4G networks (including NB-IoT) and may be unable to fully resolve them. For example, we cannot be certain that:

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

If we are unable to successfully develop and/or deploy 4G and 5G wireless services in the countries in which we operate, or if any operators in those markets obtain a significant technological and/or commercial advantage over us in 4G and 5G wireless services, it may have a material adverse effect on our business and results of operations in the long term.

        The next step in the development of telecommunications in the countries where we operate is the evolution of 4G/LTE mobile telecommunication technology. The cost of 4G/LTE network deployment and quality of services (including data speed and quality of radio coverage) depends on the band and the width of frequency range given to an operator.

        In 2012 outside of the auction process, the State Commission for Radio Frequencies granted Scartel (operating the "Yota" retail brand) a paired range of LTE frequencies (2x30 MHz) in the 2.5 2.7 GHz band for use in the entire territory of Russia. The remaining frequencies, 40 MHz of the 2.5 2.7 GHz band, were allocated evenly during the auction among four major market participants (VimpelCom, MegaFon, Rostelecom and us). Initially, it was planned that all operators would receive equal access to the Scartel infrastructure, which would allow each operator to reduce its 4G/LTE network development costs.

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

        Starting from 2017 there have been discussions on allocation frequencies in order to construct 5G network in Russia, deployment of which is currently actively negotiated by operators and regulators. The greater part of frequency spectrum suitable for 5G network in Russia, is partially or fully occupied by other users (for example, satellite communication companies use the most suitable frequencies for 5G in 3.5 GHz band), including state-owned companies. Significant expenses and time may be required to clear frequencies, however the frequency conversion mechanism has not been fully defined yet and if it will be realized, there is no assurance that sufficient frequencies optimal for 5G deployment will be cleared in low-band spectrum ("sub-6").

        As a solution, the regulator is considering creation of a Single Infrastructure Operator, which will be assigned with the 5G frequencies, and, as one of the discussed variants, will construct a single 5G network in Russia mainly using equipment produced in Russia and will maintain this network. It is planned that the Single Infrastructure Operator will operate as a technological platform based on which independent market players will develop and provide a wide range of services to clients. According to market players and certain industry experts, this solution has variety of advantages as well as some disadvantages and risks as compared to traditional network deployment by operators on a free and non-discriminatory basis.

        Final regulator decision on frequency allocation for 5G will significantly affect process of mobile communication market development and may lead to occurrence of certain difficulties, including extension of time needed for putting 5G network into operation, increase in capital and operating expenditures, failure to realize all 5G technological advantages caused by separation of 5G and earlier generation network infrastructure, realization of market advantages by certain players due to non-equal frequency allocation or obtaining of other technological advantages connected with frequency allocation. All of these factors may affect our ability to develop 5G network, which in turn may have a material adverse effect on our business.

        Moreover, if we cannot develop a commercially viable 4G network, and one of our competitors does, that competitor would have an advantage over us, which in turn may have a material adverse effect on our business.

Disruptions on our networks and information systems could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts, penalties and have material adverse effect on our business and financial condition.

        We are able to maintain our operations only to the extent that our network infrastructure, information systems and data processed therein is protected from unlawful actions, including hacker and targeted attacks, technical malfunctions, power failures and natural disasters. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our customers or may influence other business processes, any of which could materially adversely affect our reputation, business and results of operations.

        In addition, to the extent that any disruption or security breach results in a loss of or damage to customers' personal data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

        While we maintain backup systems for our telecommunications equipment, software and data bases, network management, operations and maintenance systems, these systems may not ensure recovery in the event of a network or information systems failures. In particular, in the event of extensive software and/or hardware failures, significant disruptions to our systems could occur, leading to our inability to provide services. The quality of our services in roaming (including roaming between networks) also depends, inter alia, on the network quality of our roaming partners, which is out of our control. Disruptions in our provision of services could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

        Our computer and communications hardware is protected through technical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, interconnect failures, physical or software break ins, viruses and similar events. Although our computer and communications hardware is insured against fire, storm and flood, we do not have business interruption insurance to protect us in the event of a catastrophe, even though such an event could have a material adverse effect on our business.

Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations.

        Each of our mobile licenses requires service to be offered by a specific date and some contain further requirements as to territorial coverage to be reached by specified dates.

        In addition, all of our mobile licenses require us to comply with various telecommunications regulations relating to the use of radio frequencies and numbering capacity allocated to us, network construction, interconnect rules and technical requirements relating to compliance with law enforcement authorities' requests, among others. If we fail to comply with the requirements of Russian or other applicable legislation or meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated, which could significantly limit our operations. In addition to the impact on our operations, the suspension or loss of certain licenses could also constitute an event of default under certain of our debt obligations and cause certain of our debt to be accelerated. A suspension or termination of our licenses or other necessary governmental authorizations could therefore have a material adverse effect on our business and results of operations.

Failure to renew our licenses, or receive renewed or new licenses with similar terms to our existing licenses, could have a material adverse effect on our business and results of operations.

        Our telecommunications licenses have their expiration dates in various years. For a list of the telecommunications licenses held by us, see "Item 4. Information on Our Company—B. Business Overview—Licenses."

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

        Fees are directly calculated according to the "Methodology of calculation of a single fee and annual fee for the use of the radio spectrum of the Russian Federation" approved by the order of the Ministry of Communications dated June 30, 2011 No. 164. The rates and coefficients of the aforementioned Methodology are subject to revision at least once every two years. For example, in December 2017 the State Duma approved the Law on federal budget for 2018 and the planned period of 2019 and 2020, which resulted in the increase in rent payments for the radio spectrum usage both in the third quarter of 2018 and in the fourth quarter of 2018. In 2019 the rates turned back to the level of the beginning of 2018. In July 2019, the Ministry of Communications developed and circulated for discussion a draft order "On Amendments to the Methodology for establishing of single fee and annual fee for the use of radio frequency spectrum in the Russian Federation." The order provides for, inter alia, imposition of payment for radio frequency spectrum usage for 5G technology. Currently, key coefficients, which define the payment amount for using 5G technology, have not been approved. Any increase in payments for the radio spectrum will likely increase our costs and may adversely affect our results of operations.

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

        If MTS Bank's capital position were to decline below the minimum statutorily required levels of capital adequacy, its banking licenses could be suspended or revoked and it could encounter difficulties in continuing to operate its business and obtaining funding, which could materially adversely affect its business, financial condition, results of operations and prospects. MTS Bank's capital adequacy level may decrease organically with the growth of business or the payment of dividends. In addition, any breach of regulatory requirements in the Russian Federation could expose MTS Bank to potential liability and other sanctions, including the loss of general banking license. If the CBR were to suspend or revoke MTS Bank's general banking license, then this would render MTS Bank unable to perform any banking operations and/or would lead to winding-up of its business. Our shareholding in MTS Bank may require us to make subsequent investments in the share capital of the bank in order to sustain growth of MTS Bank's business as well as to comply with the capital adequacy requirements and relevant banking regulations.

        Uncertainty in the international financial markets, further tightening in credit conditions and contraction of the global economy and markets in which MTS Bank operates (including the impact of COVID-19), has adversely impacted, and could adversely impact, should the market conditions continue to worsen, MTS Bank's business and operating results due to:

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

MTS is a part of the Sistema group and may potentially enter into agreements with other members of the group (i.e. related parties transactions) on terms, which are different from those that would be obtainable on an arm's length basis

        We have purchased interests in the following companies from Sistema: Nvision Group JSC, United Russian Film Studios JSC and MTS Bank. We are entering into agreements with other companies within the Sistema group for supply of switching and subscriber network equipment medical services, license agreements, agreements on providing access to the infrastructure for installation of communication equipment, leasing of non-residential real-estate , rent of cloud services and other services. According to the applicable Russian legislation and notwithstanding MTS' effective control procedures in respect of related parties transactions, such as verification whether such transactions comply with the terms on a market, including mandatory procedures with respect to consideration of related parties transactions with the companies within the Sistema group by the Audit Committee, a number of transactions with the companies within the Sistema group may potentially be concluded on terms, which are different from those that would be obtainable on an open market.

        See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions" and Note 30 to our audited consolidated financial statements.

In the event that our past or future interested party transactions are successfully challenged, our business, financial condition, results of operations and prospects could be materially adversely affected.

        We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have entered into, and continue to enter into, transactions that may be considered to be "interested party transactions" for the purposes of Russian law, requiring in some cases consent or approval by disinterested directors, disinterested independent directors, disinterested shareholders or owners of voting shares, depending on the nature of the transaction and parties involved. The provisions of Russian law No. 208 "On Joint-Stock Companies" dated December 26, 1995, as amended (the "Joint Stock Companies Law") relating to "interested party transactions" was amended in 2016 and may be subject to different interpretations taking into account, inter alia, the insufficiency of court practice in respect of the new amendments. As a result, it is possible that our and our subsidiaries' interpretation and application of these provisions could be subject to challenge. Any such challenge, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        Moreover, competition in Russia and in the other countries where we operate for personnel with relevant expertise is intense due to the relatively small number of qualified individuals. As a result, we attempt to structure our compensation packages in a manner consistent with the evolving standards of the labor markets in these countries. We are not insured against the detrimental effects to our business resulting from the loss, dismissal, or unavailability of our key personnel, resulting from a number of reasons, including but not limited to COVID-19. In addition, it is not common practice in Russia and the other countries where we operate to purchase key-man insurance policies, and we do not carry such policies for our senior management and other key personnel. The loss or decline in services of members of our senior management team or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

The entry of mobile virtual network operators into the Russian mobile communications market could increase competition and subscriber churn, resulting in a possible loss of our market share and decreased revenue.

        On December 29, 2008, the Ministry of Communications and Mass Media adopted an order establishing the requirements for mobile virtual network operators ("MVNOs"). In 2017, new requirements relating to services of mobile radio communication and telephone communications while using business models of mobile radio communication and telephone communications virtual networks were adopted. MVNOs are companies that provide mobile communications services but do not own the radio frequencies and, in some cases, the network infrastructure required to do so. According to the order, MVNOs in Russia must be licensed, and their use of frequencies and infrastructure and rendering of services is to be done pursuant to agreements entered into between MVNOs and existing frequency holders. However, existing frequency holders are under no obligation to enter into such agreements with the MVNOs.

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

        For example, Skartel (under the "Yota" brand), Rostelecom, Tinkoff Bank operate as MVNOs in the Russian mobile communications market.

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

        Under Russian legislation, a company controlling over 35% of a market may be found by the FAS to hold a dominant position in such market. In case of collective dominance of legal entities and in certain instances provided by law, a company could be also categorized by the FAS as dominant under certain conditions even if its share of the corresponding market is less than 35%, but equals to or is higher than 8%. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. In 2016, as a result of certain amendments to the Federal Law No. 135 "On the Protection of Competition," the register of business entities having more than 35% of a certain commodity market or otherwise occupying a dominant position in the markets in which they operate, which previously listed MTS as occupying a dominant position in certain markets, was repealed. At the same time, the FAS continues to conduct market analysis in order to identify entities holding a dominant position in the markets in which they operate.

        Companies recognized as natural monopolies are also considered to have a dominant position in their respective markets. One of our subsidiaries, MGTS, is categorized as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are now subject to regulation by the FAS. In addition, as a natural monopoly, MGTS is obliged to comply with the rules of non-discriminatory third party access to its infrastructure. See also "—Change of regulated tariffs may lag behind MGTS' real expenses growth, which may negatively impact profitability of our business."

        In the event that we are found in the future to have a dominant position in the markets where we operate and are either determined to have abused the dominant position or found to have committed concerted actions in the market and/or concluded anti-competitive agreements, the FAS will have a right to impose certain restrictions on our operations in such markets. See "Item 4—Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation—Regulation in the Russian Federation—Competition, Interconnect and Pricing" for additional information.

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

        For additional information, see "Item 4—Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation—Regulation in the Russian Federation."

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

        In addition, MGTS is categorized as fixed-line operator occupying a substantial position in the Moscow telecommunications market and its interconnect tariffs are therefore subject to state regulation. In February 2013, Comstar-UTS was removed from the list of "substantial operators" in Moscow and MTS was not included therein. There is however a possibility that we could be categorized as fixed-line operator occupying a "substantial position" in Moscow due to our affiliation with MGTS and because of our integration with Comstar-UTS. As a result of the state regulation of the relevant interconnect rates, we, as "substantial operators," may be unable to increase these in line with economic developments or any increases of our relevant costs, resulting in a material adverse effect on our financial condition and results of operations. See also "—Change of regulated tariffs may lag behind MGTS' real expenses growth, which may negatively impact profitability of our business."

Change of regulated tariffs may lag behind MGTS' real expenses growth, which may negatively impact profitability of our business.

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

        Moreover, on September 2018, the Board of sectoral ministries of communications of the Russian Federation and the Republic of Belarus approved a Roadmap aimed at reducing roaming charges between two countries. In December 2018, the Russian party drafted a new project of the Roadmap aimed at cancellation of international roaming in the territory of the Union State in 2019. Later, as a result of negotiations between Russia and Belarus a new project of Roadmap, which assumes cancellation of roaming charges in the territory of the Union State in 2020, was developed. In December 2019, a new version of Roadmap was approved, according to which, cancellation of roaming charges in the territory of the Union State will take place in September 2020. The implementation of this initiative may adversely affect our revenues from roaming charges in Belarus and increase our expenditures incurred in connection with the provision of these services.

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

        In August 2017, the FAS opened an antimonopoly case against VimpelCom, MTS, MegaFon and T2 Mobile LLC on the grounds of establishing and maintenance of monopolistically high prices for communication services in national roaming and inter-operator roaming agreements. On February 22, 2018 the FAS rendered a decision and found MTS responsible for establishing monopolistically high prices for subscribers for communication services in national roaming. VimpelCom, MegaFon and T2 Mobile were also found guilty for establishing monopolistically high prices for subscribers for communication services in national roaming. In September 2018, following the examination of the case, the FAS imposed administrative fines in respect of each of the operators. The case related to inter-operator roaming agreements against MTS was canceled due to the fact that there had been no violation. See also "—A finding by the FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations."

        On December 27, 2018, the Federal Law No. 527 was adopted, under which the intra-network roaming is cancelled, and MTS is obliged to provide subscribers with communication services on its network under the same conditions, regardless of whether a subscriber is in or outside the bounds of his "home network" when moving across the country. In addition, this law excludes the possibility of charging subscribers for incoming calls in intra-network and national roaming. The law came into force on June 1, 2019 and affected our revenue from intra-network and national roaming charges. Any similar regulatory changes which could limit our ability to charge fees for the services provided could have material adverse effect on our business and financial condition.

        Any material fines imposed on us or changes to the roaming charges may adversely affect our financial condition and result of operations.

Compliance with the new regulations on IMEI numbers may present us with technical difficulties and may lead to the expenditure of significant resources.

        A draft law that enables each mobile communications subscriber to register a user terminal on an International Mobile Equipment Identity ("IMEI") numbers database was submitted for consideration to the Russian State Duma in 2012 but was rejected.

        If similar initiatives are proposed in the future, we may be required to develop a system to monitor IMEI numbers and may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

The accession of Russia to the World Trade Organization (the "WTO") may lead to legislative and business changes.

        On August 22, 2012, the Russian Federation became a member of the WTO. This may lead to potentially significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, telecommunications laws, changes in the taxation system and customs regulations in Russia. In addition, the implementation of the WTO rules may lead to increased competition in the markets where we operate. During the period of 2012 to 2019, Russia adopted certain changes to its legislation related to the accession to the WTO, for example, regarding intellectual property laws, tax legislation; however, it is still unclear if, and when, all necessary legislative changes related to the WTO accession will take place. If further new legislation is implemented in Russia as a result of its accession to the WTO, this could have a material adverse effect on our financial condition and results of operations.

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

        The company completed its project on construction of broadband optical networks employing the Gigabit-capable Passive Optical Network ("GPON") technology with a direct connection of subscribers to an optical network. The applied part of the GPON project's progress is the creation of a digital platform of IMS core, which enables MGTS to render a larger range of services, including services for the B2G segment. See "Item 4—Information on Our Company—A. History and Development—Capital Expenditures" for further information.

        We attract contractors for the construction and upgrade of our network. Due to the currently unfavorable market conditions, some of MGTS' contractors may face a lack of own current assets and/or external finance sources, as well as other reasons, which may lead to the contractor's inability to fulfill contract obligations or, in some cases, lead to bankruptcy. This may negatively affect the terms of our projects' implementation and lead to higher costs. If we are not able to expand and upgrade our network infrastructure in a timely manner and offer new services, or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

        As a result of the macroeconomic challenges, resulting from a number of reasons, including but not limited to, COVID-19, credit market crisis (including uncertainties with respect to financial institutions and the global capital markets), decreased prices for major export commodities (including oil and metals) and other factors currently affecting many of the markets in which we operate, our subscribers' disposable incomes and our vendors' cash flows may be adversely impacted.

        Consequently, customers may modify or decrease their usage of our services and products or fail to pay the outstanding balances on their accounts, and vendors may significantly increase their prices, eliminate vendor financing, reduce their output or fail to supply equipment, subscriber devices and services on a timely basis.

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

        During the period from 2016 and 2017 the cost of funding was decreasing, as the Central Bank of Russia periodically cut the key rate. However, in 2018, the rate cut cycle ended taking into account the dynamics of inflation and inflation expectations, as well as risks posed by external conditions and the reaction of financial markets. In September 2018 (for the first time since 2014), the Board of Directors of the Central Bank of Russia decided to raise the key rate by 0.25 p.p. (up to 7.5%). In December 2018, the key rate was further raised up to 7.75%. In June 2019 the Central Bank of Russia has decided to decrease the key rate by 0.25 p.p. (down to 7.5%), and taking into account decrease of inflation rate key rate decrease continued: in July 2019 - down to 7.25%, in September 2019 - down to 7.00%, in October 2019 - down to 6.50%, in December 2019 - down to 6.25% and in February 2020 - down to 6.00%. Should the key rate grow in the future, this may negatively affect the cost of funding. A continuation or repetition of the downturn in the global financial markets as well as a toughening or extension of international sanctions against Russia and the resulting volatility of the trading price of our shares and ADSs may negatively impact our ability to obtain financing on commercially reasonable terms, either domestically or overseas, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to generate sufficient free cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.

        We have an amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. For information about our debt and finance cost, see "Item 5—Operating and Financial Review and Prospects—A. Operating Results."

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

        For example, on December 31, 2014, the official exchange rate published by the CBR was 56.26 rubles per U.S. dollar. The ruble continued to depreciate against the U.S. dollar reaching 72.88 rubles per one U.S. dollar on December 31, 2015, whereas on December 31, 2016, it amounted to 60.66 rubles per one U.S. dollar. On December 31, 2017, ruble amounted to 57.60 per one U.S. dollar. The ruble remained under pressure in 2018, against the backdrop of geopolitical tensions as well as investors outflow from the emerging markets. As of December 31, 2018, ruble amounted to 69.47 per one U.S. dollar. As of December 31, 2019, ruble amounted to 61.91 per one U.S. dollar. The ruble suffered steep drop in the beginning of 2020 from 61.91 rubles per U.S. dollar as at January 1, 2020 to 80.88 rubles per U.S. dollar as at March 24, 2020 as a result of an outbreak of novel coronavirus (COVID-19) and drop in oil prices with Brent Crude oil price reaching a low of $22.76 per barrel on March 30, 2020. See also "—Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries."

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

        A significant portion of our expenditure and liabilities, including capital expenditure and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. If the local currencies of the countries where we operate decline against the U.S. dollar and/or euro and our costs increase so that we cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. At the same time, the devaluation of local currencies against the Russian ruble can adversely affect our revenues reported in Russian rubles and increase our costs in terms of local currencies. In addition, local regulatory restrictions on the purchase of hard currency in the majority of countries where we operate may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in those countries. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of currency exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

        The Belarusian ruble depreciated against the U.S. dollar, whereby the exchange rate increased from 11,850 Belarusian rubles per one U.S. dollar on December 31, 2014, to 18,569 Belarusian rubles per one U.S. dollar on December 31, 2015. On July 1, 2016, Belarus redenominated its currency on a scale of 10,000:1. As of December 31, 2017, the official exchange rate published by the National Bank of the Republic of Belarus amounted to 1.97 Belarusian rubles per one U.S. dollar. As of December 31, 2018 and December 31, 2019, the official exchange rate published by the National Bank of the Republic of Belarus amounted to 2.16 and 2.10 Belarusian rubles per one U.S. dollar, respectively. The possible devaluation of the Belarusian ruble in the future may adversely affect our revenues from this market.

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

        We have to make significant capital expenditure, particularly in connection with the development, construction and maintenance of, and the purchasing of necessary software for, our mobile and fixed-line networks. For information about our capital expenditures, see "Item 4—Information on Our Company—A. History and Development—Capital Expenditures." Further, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditure.

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

        During the period from 2014 to 2019, the United States and the European Union announced sanctions applying to a number of Russian and Ukrainian individuals and associated institutions. The sanctions may be extended and our ability to gain external funding may be affected. See also "—Political and Social Risks—A deterioration in relations between Russia and other former Soviet republics, as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs."

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

        The Russian economy has been characterized by high rates of inflation, which over the past few years have been mainly driven by weakening of national currencies, restrictions on foreign trade and acceleration in food prices.

        In 2014, the Bank of Russia implemented an inflation targeting program. As a result of this, inflation in Russia amounted to 5.4% in 2016, which was significantly lower as compared to 12.9% in 2015, according to the Federal Statistics Service. In 2017, inflation decreased to lower than 3% as compared to the target level of 4%. By the end of 2017, consumer inflation reached its historically lowest level of 2.5% year-to-year. In 2018, consumer inflation in Russia amounted to 4.3%. According to the Bank of Russia, in December 2019 the end-of-year growth rate of consumer price index was 3% compared to December of 2018. The Bank of Russia plans to maintain inflation at the 4% target level in the long-term. To achieve this target, the Bank of Russia will more likely change main parameters of monetary policy. However, despite its plans to maintain inflation at the target level, there are risks of inflation increase due to the following factors:

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

        At the end of 2018 and 2019, inflation in Belarus amounted to 5.6% and 4.7%, respectively. In December 2018 and December 2019, the annual rise of consumer prices published by the National Bank of the Republic of Belarus amounted to 4.7%.

        High rates of inflation in Russia and other countries of our operation could increase our costs and decrease our operating margins. See also "Item 5—Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Inflation."

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

        Covenants in the agreement relating to our Eurobonds due 2023 limit our ability to create liens on our properties, merge or consolidate with another person or convey our properties and assets to another person. Additionally, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens on our properties, enter into sale and lease-back transactions, merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg and Krasnodar license areas. Some of our loan agreements contain similar and other covenants, including, in relation to the incurrence of indebtedness, creation of liens and disposal of assets. We may also incur additional credit obligations providing for similar covenants. Failure to comply with these covenants may cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

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

        In 2016, the decline in the GDP of Russia was 0.2%, compared to 3.7% in 2015, according to the Federal State Statistics Service. In 2017, the GDP growth amounted to 1.8%, according to the Federal State Statistics Service. The Federal State Statistics Service estimated that the Russian economy grew by 2.5% in 2018 and by 1.3% in 2019.

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

The physical infrastructure in Russia and the other countries where we operate is generally in poor condition, which could disrupt our normal business activities and adversely impact our results.

        The physical infrastructure in Russia and the other countries where we operate does not always meet modern technical requirements, has not been always funded and maintained over the past years. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. For example, in August 2009, a major accident occurred at Russia's largest power plant, the Sayano-Shushenskaya hydroelectric power station, resulting in flooding of the engine and turbine rooms and the death of 75 people. Power generation from the station ceased completely following the incident, which led to a major power outage in the nearby residential areas and at certain industrial facilities as well as pollution of the rivers and soil as a result of an oil spill from the transformer.

        In addition, the road conditions throughout our countries of operation may be poor with many roads not meeting minimum quality standards, causing disruptions and delays in the transportation of goods to and within these countries. The governments of the countries where we operate are actively considering plans to reorganize their national rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. The deterioration or insufficient renewal of the physical infrastructure in the countries where we operate harms the national economies, adds costs to doing business in these countries and impedes companies to operate effectively. These difficulties can impact us directly; for example, we keep portable electrical generators to help us maintain base station operations in the event of power outages. Further deterioration of the physical infrastructure in Russia and the other countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased charges and tariffs that may result from the government reorganization may also have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries.

        The economies of the countries where we operate are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and the other countries where we operate, and businesses in these countries could consequently face severe liquidity constraints. Additionally, as Russia produces and exports large amounts of oil and gas, the Russian economy is especially vulnerable to the price of oil and gas on the world market and a decline in the price of oil and gas could negatively impact its economy. Recent military conflicts and international terrorist activity have significantly impacted the oil and gas prices globally, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or anti-dumping measures by the United States, the European Union or other principal export markets.

        Although our results have not been materially affected by a pandemic to date, if a regional or global health pandemic were to occur, depending upon its duration and severity, our business could be materially affected. For example, a novel strain of the coronavirus (COVID-19), which was discovered in Wuhan, China in December 2019 and on March 11, 2020, was declared by the World Health Organization to be a global pandemic, has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. A global or regional health pandemic could adversely affect the economies and financial markets of many countries, including the countries in which we operate, resulting in an economic downturn that could affect our operating results. Specifically, the novel coronavirus pandemic may lead to a global economic downturn, and can affect customer spending habits, which could lead to a decreased demand in our products and services. In particular, travel restrictions imposed by a number of countries and voluntarily travel limitation may also lead to a decrease in roaming services provided and our roaming revenue from our subscribers. Given the high uncertainties associated with the novel coronavirus, it is difficult to predict its potential effects on our business and it may have a negative impact on our business, financial condition and results of operations.

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

        The political and economic situation in Russia has been negatively affected by the global financial crisis, the economic sanctions imposed by the United States and the European Union and the ongoing volatile economic conditions. Other countries where we operate may pose similar challenges. Current and possible future political changes in Russia and other countries where we operate, major policy shifts or a lack of consensus between the various branches of power and powerful economic groups could disrupt or reverse economic and regulatory reforms. This could, in turn, lead to further political instability or conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations, prospects and the value of our shares and ADSs. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

        In January 2020, the current Russian President Vladimir Putin proposed a number of constitutional reforms aimed at altering the balance of power between the legislative, executive and judicial branches and introducing certain other changes to the Constitution of the Russian Federation. These draft amendments to the Constitution of the Russian Federation propose, among other things, to prioritize the Constitution of the Russian Federation over international treaties and the decisions of international bodies, strengthen of the Russian State Council as an advisory board to the Russian President and grant the Russian Federal Council with authority to terminate the powers of the judges of the Constitutional Court of Russia upon the recommendation of the Russian President. When implemented, these amendments may have a significant impact on the Russian political landscape and regulatory environment and lead to other changes that are currently difficult to predict.

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

        Relations between Russia and certain other former Soviet republics are or have in the past been strained. For example, in August 2008, an armed conflict erupted between Russia and Georgia over the self-appointed republics South Ossetia and Abkhazia, culminating in Russia's recognition of their independence from Georgia. The political and economic relationships between Ukraine and Russia have also been strained in recent years. On March 16, 2014, a referendum in favor of joining the Russian Federation was held in Crimea with the consequent declaration of independence Crimea from Ukraine and the accession to the Russian Federation by the parliament of Crimea. The armed conflict in Eastern Ukraine that has taken place since April 2014 has destabilized the region. These events have resulted in heightened tensions between Ukraine and the Russian Federation and have strained relationships of the Russian Federation with the United States and the European Union, which may adversely impact our business.

        The United States and the European Union have imposed sanctions on certain Russian and Ukrainian persons and entities. No individual or entity within our group has been designated with sanctions introduced by either the United States or the European Union. However, additional designations may be made, or additional categories of sanctions may be created, at any time, and we can give no assurance that any member of our group, or individuals holding positions within our group as well as our counterparties, will not be affected by future sanctions designations. There are multiple discussions relating to potential additional sanctions against the Russian Federation, Russian individuals and Russian enterprises, however it is currently unclear at which point, if at all, any of these sanctions could be introduced and what would be the scope of any new sanctions that may be imposed.

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

  •
  legislation ambiguities which do not allow to predict how these provisions should be followed and how an authorized body or a court will interpret these provisions;

  •
  the lack of judicial and administrative guidance on interpreting certain legislation as well as conflicting interpretations of supreme general jurisdiction and arbitrazh courts;

  •
  the lack of necessary legislation in the reality of digital economy and rapid developing of new technologies;

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

        On December 1, 2014, the joint enterprise, named UMS, launched sales of SIM cards through its proprietary network of 20 stores and through another 230 independent locations throughout Uzbekistan and started provision of 2G/3G telecommunications services on the entire territory of Uzbekistan. On August 5, 2016, we sold our 50.01% stake in UMS to the State Unitary Enterprise Centre of Radio Communication.

        Radio Broadcasting and Television of the Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan. The loss on disposal of investment in Uzbekistan was recorded in the financial report for the third quarter of 2016.

        See also "—Political and Social Risks—A deterioration in relations between Russia and other former Soviet republics, as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs."

An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable.

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

        These uncertainties also extend to property rights. For example, during Russia transformation from centrally planned economy to market economy, legislation has been enacted in the country to protect private property against uncompensated expropriation and nationalization.

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

Failure to comply with existing laws and regulations as well as requirements of international and regional standards or to obtain all approvals, authorizations and permits required to transmit television channels or operate telecommunications equipment, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.

        Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees' compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. See also "—The regulatory environment for telecommunications in Russia and other countries where we operate or may operate in the future is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors."

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

        We are constantly in the process of registration and re-registration of ownership over certain infrastructure facilities. For example, MGTS carries out measures aimed at registration of ownership rights to the cable line structures ("CLS"). At the same time, MGTS is not insured against the risks of challenging the ownership rights by third parties. MGTS performs legal registration of its ownership rights to minimize the risk. In case of receiving reasonable claims, MGTS reconciles cable line objects to distinguish the ownership rights. MGTS is ready to assert its rights to CLS in court when necessary.

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

        On June 1, 2018, Federal Law No. 245 "On Amendments to the Federal Law" On Communications" entered into force and is aimed at further aligning the process of entering into a contract for the provision of mobile radiotelephone communication services without appropriate identification of a subscriber (i.e., a user) of communication services. Operators may be subject to penalties for non-compliance with the Law.

        Our failure to comply with existing laws and regulations of the countries where we operate as well as requirements of international and regional standards or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections including the State Labor Inspection Service may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers.

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

We provide certain common contractual protections to the purchaser under the VF Ukraine Sale Agreement and are subject to certain post-closing obligations.

        In December 2019, we sold our telecommunication business in Ukraine under an agreement entered into with Telco Solutions and Investments LLC, as purchaser, an entity affiliated with telecommunication company Bakcell LLC, which is a part of the NEQSOL Holding international group of companies (the "Sale Agreement"), see "Item 4—Information on our Company—A. History and Development" and Note 10 to our audited consolidated financial statements for details of the transaction. We provide certain common contractual protections to the purchaser and are subject to certain post-closing obligations under the Sale Agreement. Further, the Sale Agreement contains a post-completion price adjustment mechanism. Therefore, although we do not anticipate any material price adjustments or other liability under the Sale Agreement, there can be no assurance that any such adjustments or liability will not emerge in the future, in which case it could have an adverse effect on our financial position and results of operations.

The level of development of corporate and securities laws and regulations in Russia could limit our ability to attract future investment.

        The regulation and supervision of the securities market, financial intermediaries and issuers are less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, insider trading, disclosure and reporting requirements, are relatively new, while other laws concerning anti-fraud remain underdeveloped.

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct capital markets transactions. The regulatory requirements imposed on Russian issuers may lead to delays in the placement of securities and access to capital markets. It may be unclear whether or how regulations, decisions and letters issued by the regulatory authority apply to us. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

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

        While the Federal Law on Joint Stock Companies provides that shareholders owning not less than 1% of the company's outstanding common stock may bring an action for damages caused to a company by its CEO, member of the Board of Directors or its Management Board and certain other officials acting on behalf of the company, minority shareholders may have difficulties with proving such damages with the court and as a consequence their claims may be denied by the court. In 2009, legislation was adopted which contemplates class action litigation, in 2015 mechanism of class action regarding corporate disputes was introduced and in 2019 this mechanism was updated and specified. Although there have been several disputes in the past few years, Russian courts do not have a clear and consistent approach in regards to class action litigation. In addition, the issue of claims by shareholders against the company to compensate the shareholders for their losses is not clearly regulated by the current legislation.

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

        On May 7, 2008, the Federal Law "On the Procedure for Foreign Investment in Commercial Organizations of Strategic Importance for the Defense and Security of the State," or the Strategic Foreign Investment Law, came into force in Russia. This law sets forth certain restrictions relating to foreign investments in Russian companies of "strategic importance." Among others, companies with a dominant position in the Russian telecommunications market are considered to be strategically important and foreign investments in such companies are subject to regulations and restrictions to these companies set out by the Strategic Foreign Investment Law. For purposes of the Strategic Foreign Investment Law, a mobile telecommunications provider is deemed to be dominant if its market share in the Russian market exceeds 25%, as may be determined by the FAS. In addition, a company may be considered to be strategically important due to our offering of services involving the use of cryptographic technologies.

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

Regulatory changes in Russia as well as regulatory changes at the international level may have a material adverse effect on our financial condition and results of operations.

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

        In November 2014, the Government of Russia considered a proposal on reconsideration of the interconnect regulation approach submitted by the Ministry of Communications. In December 2018, the Ministry of Communications developed new initiatives relating to the reframing of interaction between operators. It is unclear yet how this proposal may be implemented, however it may potentially lead to a reduction in traffic transmission revenues and margin. The final decision on the implementation of this proposal has not been made yet. The agreement on the conditions of inter-carrier mutual settlements while delivering international communication services in CIS-countries was signed on the CIS Heads of Government Council meeting held in Dushanbe on October 30, 2015 (the "Agreement"). The enforcement of certain provisions of the Agreement may adversely affect our operation in terms of the execution of inter-carrier mutual settlements among CIS-operators. In order to be implemented, the corresponding provisions should be introduced to the Russian legislation. To date, the provisions have not been implemented yet.

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

        The Federal Law No. 374 "On the Introduction of Amendments to Certain Legislative Acts of the Russian Federation with Respect to Setting up of Additional Counter-terrorism Measures and Public Security Enforcement" was adopted on July 6, 2016. Pursuant to that law, operators are obliged to store information on the facts of receiving, transferring, delivery and/or processing of voice information and text messages, as well as images, sounds, video- and other messages of telecommunications services users (for a three-year period) and the contents of such communications, including voice data, text messages, pictures, sounds, video or other communications (for up to six months). The requirement relating to the storage of messages contents entered into force on July 1, 2018. The Government regulation "On Rules, Terms and Volume of Voice Information, Text Messages, Images, Sounds, Video-and Other Messages of Telecommunications Services Users to be Stored" was adopted on April 12, 2018 (the "Rules on Storage"). According to this regulation, commencing July 1, 2018, communication operators that render intercity and international communication services (as well as personal radio call services, mobile radio services in a public communication network, mobile radiotelephone and satellite communication services, data transmission services for the purposes of transferring voice information, zonal and local telephone communication services) are required to store voice information and text messages, for a period of six months from the moment of the end of their receipt, transfer, delivery and/or processing. Starting from October 1, 2018, operators that render telematics services, as well as data transmission services (except for data transmission services for the purposes of transferring voice information) are obliged to store telecommunication messages by using data storage technical equipment in the volume of electronic communication messages sent and received by the operator's subscribers (the actual traffic) during 30 days before the commissioning date of the technical equipment. Moreover, the capacity of the data traffic storage system is required to be increased by 15% annually during 5 years from the date the data storage technical equipment was put into operation. Significant additional costs will be required in order to comply with these requirements.

        With effect from October 1, 2019 the Federal Law No. 191 "On Introduction of Changes to Certain Legislative Acts of the Russian Federation" dated July 18, 2019 came into force and assumes important changes to the procedural legislation regarding class actions in Russia. According to the law, consumers have a right to file class action lawsuits with the courts of general jurisdiction. Moreover, the law provides changes relating to class actions in arbitration proceeding, specifically, a "group" is defined as those having common or homogeneous rights. The law is aimed at harmonization of civil and arbitration proceedings as well as boosting the effectiveness of the Arbitration Procedure Code clauses, therefore the changes are generally consistent with the Civil Procedure Code developments. These changes allow mass consumer claims in case the amount of each individual claim is small, but the total amount of all claims is significant, that could additionally motivate to initiate lawsuits, inter alia, by using litigation funding (investment) tools. The law expanded the list of persons who can advocate the interests of a group of persons. Claims might be filed by, inter alia, Rospotrebnadzor, FAS, Bank of Russia, stakeholders and other persons as well as by a group of consumers, whose interests are suffered as a result of violation of competition legislation. Any class actions filed against us could have a material adverse effect on our business, financial condition and results of operations.

        In November 2019, the Federal Law No. 90 "On certain amendments to the Federal Law "On communications" and the Federal Law "On information, information technologies and information protection" dated May 1, 2019 (the "Sovereign Internet Law") aimed at ensuring stable, secure and integral functioning of the Internet in the territory of the Russian Federation, came into force. Under the Sovereign Internet Law, operators may be required to, inter alia, install new equipment on their networks, which could adversely affect the networks' stability and the quality of provided communication services. The Sovereign Internet Law is broadly drafted, and although the Russian authorities have already adopted material implementing acts, practical issues may require further subordinate legislation to be adopted further clarifying the provisions of the law. Furthermore, additional costs for maintenance and operation of this equipment may be required from the operators.

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

        According to the order of the Ministry of Communications No. 148 dated March 31, 2020, during the period from April 1, 2020 to July 1, 2020, an experiment will be conducted to provide free access to socially significant internet services and web resources. List of significant internet services and web resources includes, amongst other, social networks, news and information agencies web resources, online shops, websites of banks and delivery services. Currently, there is no clarity about the consequences in connection with implementation of this order including possible costs required from operators; there can be no certainty as to the form of free access to socially significant information resources, how it will be implemented in the future and when this initiative will be adopted, however it could potentially have a material adverse effect on our business, financial condition and results of operations.

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

        Russian companies are obliged to pay various and significant taxes including income tax, VAT, real estate tax, excise tax, payroll tax and others. Along with tax liabilities there are different obligatory non-tax payments. These include payments into Universal Service Fund, which currently amounts to 1.2% of our annual revenue on telecommunications services. Furthermore, potential regulatory changes that may be enacted in the future, such as the introduction of new rules regulating MVNOs, new rules concerning our pricing policy and others, could weaken our competitive position in the mobile telecommunications market. Changes in tax laws and non-tax regulations may lead to the growth of our tax burden and increase of our costs and may, as a result, materially adversely affect our financial condition and results of operations.

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

  •
  ambiguity of the criteria for determining personal data protection level during its processing in the information systems (for example, in case undocumented possibilities in system and/or applied software exist), set by Government Decree No. 1119, dated November 1, 2012;

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

  •
  in case of failure to comply with requirements for confirmation of licenses for the technical and cryptographic protection activity of confidential information by FSTEC of Russia or FSS of Russia, the company would not be able to provide the corresponding commercial services to the third parties; and

  •
  ambiguity of the requirement of Federal law No. 152 to localize processing of the Russian citizens personal data on the territory of Russia, keeping the possibility of cross-border transfer of this data.

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

        With effect from May 25, 2018, the General Data Protection Regulation came into force in the European Union. Our basic business processes and our subsidiaries were audited in order to determine applicability and compliance with the GDPR requirements. In addition, a control mechanism for determination of compliance with the specified requirements was proposed to be established for new business processes (if they are initiated). In case of launching services and products, to which the GDPR will apply, we must ensure these services and products comply with the GDPR requirements.

        If the resources required to maintain, develop and implement data protection and information security systems meeting the legislation requirement are greater than expected, or we fail to comply with the data protection laws despite our best efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

        In February 2020, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation prepared draft amendments to the Federal Law No. 149-FZ "On Information, Information Technology and Data Protection" dated July 27, 2006 aimed at unifying the approach to big data processing. Currently there is no clarity as to the requirements to the big data processing and when the announced draft law, as well as subordinate legislation, may be adopted, hence we are not able to estimate their potential impact on the Group.

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

        The rules of controlled foreign companies ("CFC") came into force on January 1, 2015. The rules oblige Russian taxpayers being controlling persons of a foreign company to submit to the tax authorities both standard notifications on participation in CFC and tax declarations in certain cases. Profit generated commencing in 2015, including retained earnings, is subject to taxation in the Russian Federation. The innovations could impose additional tax on the undistributed profits of any foreign entity controlled by us (in proportion to such controlling stake) at the rate of 20%. These innovations caused amendments to the Tax Code providing for liability in case of non-disclosure or incomplete disclosure of information on CFCs and the non-payment or underpayment of relevant tax.

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

The regulatory environment for telecommunications in Russia and other countries where we operate or may operate in the future is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors.

        We operate in an uncertain regulatory environment. The legal framework with respect to the provision of telecommunications services in Russia and the other countries where we operate or may operate in the future is not well developed, and a number of conflicting laws, decrees and regulations apply to the telecommunications sector.

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

        The law envisages criminal penalties imposed on officials owning significant CII objects if the security requirements in respect of such significant CII objects are not met and damage is incurred. CII subjects, including communication operators, are required to, among other things:

  •
  categorize CII objects;

  •
  sent the results of CII objects categorization with the authorized bodies;

  •
  create a security system for significant CII objects and implement measures targeted at significant CII protection and protection of information, belonging to the corresponding category;

  •
  set up and provide the operations of means for attacks search on the communication network with the transfer of management to the authorized body; and

  •
  organize transfer of information about computer incidents on the CII to the authorized body.

        The by-laws envisage measures aimed at CII objects protection, which are difficult to implement, especially as regards the implementation of information protection measures that are not provided by such communication standards as 3GPP, ETSI, etc., which may lead to incompliance with the regulatory requirements. The implementation of these requirements will require additional costs to be incurred. New requirements of Federal Service for Technology and Export Control of the Russian Federation and the Ministry of Communications (orders No. 239 and No. 582) restrict remote access to CII objects, which may affect possibility to provide warranty and technical support of communication infrastructure by foreign vendor agents.

        Compliance with the requirements of the laws and regulations or introduction of similar regulations may require additional costs to be incurred by us or otherwise negatively affect us and could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. The tax burden may be reduced to 5% or 10% under the United States—Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning 10% or more of the company's voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company's voting shares. However, according to the recent amendments to the Russian Tax Code, U.S. holders will only be able to utilize the 5% reduced rate through tax reimbursement procedures, as the tax agent is required to use the baseline tax rate established by the code or the applicable tax treaty, whichever is appropriate. See also "Item 10—Additional Information—E. Taxation—Certain Russian Tax Consequences—United States—Russia Income Tax Treaty Procedures."

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

Insufficiently developed practice relating to share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs, and other problems connected with the rights attributed to the relevant shares such as dividend payments.

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

Item 4.    Information on Our Company

A.  History and Development

        Mobile TeleSystems CJSC ("MTS CJSC"), our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 44.36% of our share capital (50.03% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

        Our legal name is Mobile TeleSystems Public Joint Stock Company (MTS) and we are incorporated under the laws of the Russian Federation. Our head office is located at 5 Vorontsovskaya Street, Bldg. 2, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 495 223-2025. The address of our incorporation is 4 Marksistskaya Street, Moscow 109147, Russian Federation. We maintain a website at www.ir.mts.ru. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the deposit agreement.

        Mobile TeleSystems Public Joint Stock Company (MTS PJSC) is the new legal name of Mobile TeleSystems Open Joint Stock Company (MTS OJSC) registered on July 1, 2015 in order to comply with the regulations of Chapter 4 of the Civil Code of Russian Federation (as amended). MTS OJSC was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly owned subsidiary. Our charter was registered with the State Registration Chamber on March 1, 2000, which is our date of incorporation, and with the Moscow Registration Chamber on March 22, 2000. Our initial share issuance was registered by the Russian Federal Commission on the Securities Market on April 28, 2000.

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

        In 2003 through a number of purchases we acquired a 100% stake in MTS Ukraine (now VF Ukraine) for RUB 11,872 million. Starting from 2007 until 2015, we operated under the MTS brand in Ukraine. In 2015, as part of our strategic partnership with Vodafone, we introduced Vodafone brand in Ukraine. In December 2019, our wholly owned subsidiary Allegretto Holding S.a.r.L (Lux) sold its 100% stake in its Dutch subsidiary Preludium B.V., the sole shareholder of VF Ukraine, for total consideration of USD 689 million (RUB 44,386 million) (including fair value of earn-out of USD 44 million). See Note 10 to the consolidated financial statements. This deal is in line with our revamped strategy focused on Russia and aimed to build innovative digital services on top of a strong telecoms foundation.

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

        In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million (RUB 1,343 million) in cash. Since October 2006, we have operated under the MTS brand in Turkmenistan. On December 21, 2010, the Ministry of Communication of Turkmenistan suspended our primary operating license and we ceased providing mobile telecommunications services in Turkmenistan. In August 2012, we restarted our mobile communication operations in Turkmenistan via MTS-Turkmenistan and resumed providing services for subscribers who did not cancel their contracts. Since October 1, 2012, we resumed our operations in Turkmenistan entirely and started entering into contracts with new subscribers. On September 29, 2017, we stopped providing communication services in Turkmenistan due to the actions of the state-owned telecommunication company Turkmentelekom, which resulted in the disconnection of international and long-distance zonal communication services and internet access. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable."

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telecom (now MTS-Armenia), the leading wireless operator in Armenia, for €260.0 million (RUB 9,142 million), and entered into a call and put option agreement initially valid until 2012 (and later extended until 2018) for the remaining 20%. Subsequently International Cell Holding Ltd. was substituted by Aramayo Investments Limited and further liquidated due to corporate restructuring. In August 2019 Allegretto Holdings S.a.r.L (Lux), our 100% subsidiary, that held 80% shares of Aramayo Investments Limited entered into a full and final settlement agreement, under which the value of 20% shares in MTS-Armenia was offset against the amount of loan issued to the minority shareholders and accrued interest ($99.1 million or RUB 6,618 million). Thus, as a result of the transaction, Allegretto accumulated 100% of indirect ownership over the asset. MTS-Armenia operates in the GSM-900/1800 standard, covering the entire territory of Armenia. It historically operated under the VivaCell brand, and was re-branded as VivaCell-MTS in September 2008.

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

        Between 2009 until now we acquired controlling stakes in various regional fixed line operators as we are determined to develop broadband Internet through regional expansion.

        In April 2013, we acquired a 25.095% stake in MTS Bank for 5.09 billion rubles through an additional share issuance by the bank. In July 2018, we acquired additional stake in MTS Bank for RUB 8.27 billion from Sistema and our ownership share increased to 55.4%, providing control over the bank. The acquisition allowed us to consolidate MTS business in the Russian FinTech market, simplify corporate and operational management, and accelerate the launch of new products. In February 2019 we acquired a 39.48% stake for RUB 11.4 billion and later in December 2019 we acquired an additional 4.46% stake for RUB 1.4 billion. As a result of these transactions, MTS' effective share in MTS Bank increased to 99.9% (including a 0.2% share in the bank held by our subsidiary MGTS and MTS Bank's ownership of its own treasury shares).

        In December 2014, we acquired controlling stakes in Penza-GSM, SMARTS-Ivanovo and SMARTS-Ufa, operating in Penza, Ivanovo and the Bashkortostan Republic, respectively. The acquired companies hold rights to use 900 and 1800 MHz radio frequencies within the regions mentioned. The acquisition enhanced our spectrum resources in the above mentioned regions. The purchase price comprised of cash consideration and a deferred payment, payable in 18 months after the acquisition date. These companies were subsequently merged with MTS.

        In April 2014, we acquired a 10.82% stake in OZON, a leading Russian e-commerce company, through the purchase of OZON Holdings Limited's additional share issuance for RUB 2,702 million. Cooperation with OZON created new distribution channels available to us through its extensive online retail platforms. As of December 31, 2017 our interest comprised 11.19% and was further increased to 18.69% as of December 31, 2018. In March 2019, we sold our stake in OZON to Sistema for RUB 7.9 billion. As of December 31, 2019 we had no interest in OZON.

        In December 2015, we have completed the acquisition of NVision Group and its subsidiaries for RUB 11.2 billion. Through this transaction, we have obtained proprietary rights over our billing systems which will allow us to reduce the time-to-market for new products and better manage billing and IT-related expenses. NVision Group is a system integrator and complex IT solutions provider in Russia.

        In September 2016, we acquired controlling stake in Smarts-Yoshkar-Ola, a company, operating in the Republic of Mari El and holding rights to use 1800 MHz radio frequencies. The acquisition enhanced our spectrum resources in the Republic of Mari El.

        In July 2017, we acquired a 100% ownership interest in Bashkortostan Cellular Communication OJSC, a company which operates in the Republic of Bashkortostan and holds rights to use 450 MHz and 2,100 MHz radio frequencies. The acquisition enhanced our spectrum resources in the Republic of Bashkortostan.

        In October 2017, we acquired 50.82% of ownership interest in the Russian retail software developer Oblachny Retail LLC, operating under trademark LiteBox, with a call and put option arrangement existing over another 49.18% of shares. The deal allowed us to enter the cloud-based cash register market as a fully licensed fiscal data operator ("FDO") and a provider of integrated digital cash management solutions for B2B clients.

        In December 2017, we purchased a 100% stake in Praliss Enterprises, thus acquiring one of the world's leading eSport clubs—Gambit Esports. The acquisition was a part of our 3D strategy.

        In January 2018, we acquired a 78.2% stake of Cubichall Holdings Ltd (the owner of Kulturnaya Sluzhba LLC), operating under the trademark Ponominalu.ru, for RUB 321 million. In May 2019 we increased our share following exercise of put option of one of the minority shareholders under option agreement and purchased 667 shares (10.9% stake) of Cubichall Holdings Ltd which allowed us to become the owner of 89.1% in its share capital.

        In February 2018, we acquired a 100% ownership interest in Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass LLC, operating under the trademark Ticketland.ru, for RUB 3.19 billion. These acquisitions allowed us to enter the event ticket market, while broadening our suite of digital services, and integrate a key new product into existing loyalty program and mobile applications ecosystem.

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

        In December 2018, we acquired a 100% interest in IT-Grad 1 Cloud LLC, one of the largest cloud providers on the Russian IaaS (Infrastructure as a Service) market. This acquisition allowed the Group to strengthen its presence in the Russian cloud services market.

        In December 2018, we acquired Serebryaniy Bor property complex in full from Sistema. The property complex comprises administrative facilities, land and engineering networks and is partly occupied by us and partly designated as investment property. In December 2018, we also acquired Serebryaniy Bor administrative property complex from Sistema.

        In April 2019, we acquired from Sistema a 100% interest in Joint Stock Company "United Russian Studios," a management company of a "Kinopolis" movie studio with its own movies production complex. The acquisition was a part of our 3D strategy.

        In June 2019, we acquired a 97.42% stake in JSC "RIKT," a regional provider of telecommunications services in Mezhdurechensk and Kemerovo Oblast. The acquisition was commenced through the voluntary tender offer procedure under Russian law. Later, in October 2019 we acquired the remaining 2.58% stake in JSC "RIKT" through obligatory squeeze-out procedure set out in Russian law. As a result of both procedures, MTS' share in JSC "RIKT" increased to 100%. This acquisition allowed the Group to strengthen its presence in the Russian broadband Internet regional market.

        In August 2019, we acquired Narodnoje property complex in full from Sistema. The property complex comprises office facilities and hostel premises, and is partly occupied by us and partly used as investment property.

        In November 2019, we acquired a 7.5% stake in JUST AI Limited, IT-company specialized in artificial intelligence technologies, machine learning and natural language processing. The acquisition was a part of our CLV 2.0 strategy (as described below).

        In December 2019, we acquired a 15.01% stake in SWIPGLOBAL Ltd, IT-company specialized in face recognition payments without using a smartphone or QR code. The acquisition was a part of our CLV 2.0 strategy.

Capital Expenditures

        We spent in total RUB 91,736 million in 2019 for network development in Russia and the other countries where we operate, which included RUB 68,465 million in cash expenditures on property, plant and equipment, and RUB 23,271 million for the purchase of intangible assets (including RUB 255 million for acquisition of 4G license in Armenia). We expect to spend up to RUB 90 billion (excluding potential capital expenditures for acquisition of frequency bands licenses) in 2020 on further network expansion, development of broadband Internet, connection of socially significant objects to the network within the won auctions held by The Ministry of Communications and Mass Media (Minkomsvyaz'), special projects relating to the development of big data, b2b digital, media, artificial intelligence products, further construction of radio subsystem and additional storage, processing and indexing centers to comply with requirements of "Yarovaya-Ozerov bundle of laws," maintenance capital expenditures, construction of new sites and purchase of software for network managing in Armenia and other initiatives. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2020 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2020 excludes expenditures that may be made in connection with acquisitions. A breakdown of our capital expenditures in 2019 by country is set forth below.

        We spent RUB 2,052 million, 3,444 million and 367 million in 2019, 2018 and 2017, respectively, for acquisitions of subsidiaries, net of cash acquired from third parties. In addition, in 2019, we spent RUB 15,312 million, net of cash acquired, for acquisition of businesses under common control.

Russia

        We spent RUB 81,811 million in 2019 for network development in Russia, including RUB 61,269 million in cash expenditures on property, plant and equipment, and RUB 20,542 million for the purchase of intangible assets.

Armenia

        We spent RUB 1,759 million in 2019 for network development in Armenia, including RUB 1,055 million in cash expenditures on property, plant and equipment, and RUB 704 million for the purchase of intangible assets (including RUB 255 million for acquisition of 4G license in Armenia).

Belarus

        MTS Belarus spent RUB 4,296 million in 2019 for network development, including RUB 2,734 million in cash expenditures on property, plant and equipment, and RUB 1,562 million for the purchase of intangible assets (including RUB 683 million for acquisition of 3G license in Belarus). We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

B.  Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including data transfer, broadband, pay-TV and various value-added services, including Big Data, IoT, cloud services, banking services, e-commerce, as well as selling equipment, accessories and software. According to AC&M Consulting, we are the largest provider of mobile cellular communications services in Russia. According to our own estimates, we are also the largest provider of mobile cellular communication services in Armenia in terms of mobile subscribers.

        As of December 31, 2019, we had a mobile subscriber base of approximately 81.3 million (79.1 million in Russia and 2.2 million in Armenia) which is an increase of 1.4% compared to December 31, 2018. As of December 31, 2018, we had a mobile subscriber base of approximately 80.1 million (approximately 78.0 million in Russia and 2.1 million in Armenia) which is a decrease of 0.3% compared to December 31, 2017. As of December 31, 2017, we had a mobile subscriber base of approximately 80.4 million (approximately 78.3 million in Russia and 2.1 million in Armenia) which is a decrease of 4.0% compared to December 31, 2016.

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 37% market share as of December 31, 2019, based on TMT Consulting data. Our revenues for the year ended December 31, 2019, were RUB 476,106 million, representing 5.5% increase from the year ended December 31, 2018. Our revenues for the year ended December 31, 2018, were RUB 451,466 million, which is an increase of 8.0% from RUB 417,918 million for the year ended December 31, 2017. Our net income for the year ended December 31, 2019, was RUB 55,099 million, which is an increase of 603.5% from the year ended December 31, 2018. Our net income for the year ended December 31, 2018, was RUB 7,832 million, which is a decrease of 48.8% from RUB 56,590 million for the year ended December 31, 2017.

        Russia is our principal market, both in terms of subscribers and revenues. For the year ended December 31, 2019 approximately 96% of our revenues came from operations in Russia and approximately 4% of our revenues came from operations in other countries, respectively.

        In July 2018 we acquired control over MTS Bank and started rendering banking services. MTS Bank is one of the 50 largest banks in the Russian Federation. MTS Bank was established in the Russian Federation as an open joint stock company in 1993. MTS Bank's primary business consists of commercial activities, trading with securities, foreign currencies and derivative instruments, originating loans and guarantees. MTS Bank is regulated by the CBR and conducts its business under general license number 2268 issued on December 17, 2014. In 2018, RAEX (Expert RA rating agency) assigned MTS Bank a credit rating of ruBBB+, and Fitch Ratings upgraded the bank's rating to BB–. In 2019, rating agencies affirmed the credit ratings of the financial institution. As of December 31, 2019, among Russian banks, MTS Bank ranked 29th in terms of the amount of household deposits, 37th in terms of capital and 41st in terms of total assets, according to Banki.ru and Frank RG. As of December 1, 2019, MTS Bank ranked the 5th in terms of loan portfolio size and issuing point-of-sale loans and 13th in terms of credit card portfolio in Russia according to Frank RG.

        Our strategy of MTS Bank development is building of a digital bank in cooperation with telecommunication business, resulting in positive synergies and fulfilling financial services area to create a single ecosystem of digital services for customers.

        Banking services revenue in 2019 was RUB 29,837 million, representing 6.3% of our total revenues for the year ended December 31, 2019. MTS Bank's net operating profit was positive and amounted to RUB 2,125 million. MTS Bank activities (financial assets and liabilities, management of liquidity risks connected with the activities) are described in Note 28 to the consolidated financial statements. Outstanding deposits and loans to customers as at December 31, 2019 came to RUB 92,842 million. Loans to legal entities made up 23.9% of that total, 73% were loans to individuals.

        Detailed segment information for MTS Bank is presented in Note 5 to the consolidated financial statements.

        As of December 31, 2019, approximately 97% of our mobile subscriber base was in Russia and approximately 3% was in other countries. According to AC&M-Consulting, as of December 31, 2019, we had a 30% market share of total mobile subscribers in Russia.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2015	81.0	(2)
2016	83.7	(2)
2017	80.4	(3)
2018	80.1	(3)
2019	81.3	(3)

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

(2)
Excludes Uzbekistan and Ukraine subscribers.

(3)
Excludes Turkmenistan and Ukraine subscribers.

        In August 2016, we ceased our operations in Uzbekistan. In September 2017, we suspended the provision of telecommunication services to our subscribers in Turkmenistan, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to servicing MTS clients. For more information, see "Item 3. Key Information—D. Risk Factors—An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable."

        In November, 2019, the Group entered into a sale agreement to dispose of VF Ukraine. The disposal was effected in order to concentrate on development of the Group's core Russian market. The disposal was completed in December, 2019, and is reported in the current period as discontinued operation. For details on the sale, please see "Item 4—Information on our Company—A. History and Development" and Note 10 to the consolidated financial statements.

        According to AC&M Consulting, overall mobile cellular penetration in Russia was approximately 178% as at December 31, 2019 and 174% as of December 31, 2018 and December 31, 2017. According to our estimates, mobile cellular penetration in Armenia was approximately 127.6% as at December 31, 2019 and 125.5% as of December 31, 2018, as compared to approximately 121.5% as of December 31, 2017.

        Our consolidated mobile subscriber base changed insignificantly in the first two months of 2020. Specifically, according to our estimates as of March 1, 2020, we had approximately 81.0 million subscribers, including approximately 78.8 million in Russia and 2.2 million in Armenia.

        As of December 31, 2019, according to our estimates, MTS Belarus had approximately 5.6 million subscribers and a leading market share of 46.9%. As of December 31, 2018, according to our estimates, MTS Belarus had approximately 5.5 million subscribers and a leading market share of 45.9%. As of December 31, 2017, according to our estimates, MTS Belarus had approximately 5.2 million subscribers and a leading market share of 44.8%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 126.7% as of December 31, 2019, according to our estimates.

        As of December 31, 2019, we had mobile licenses to operate and commercial mobile operations throughout the entire territory of Russia with a population of approximately 146.7 million people and throughout the entire territory of Armenia with a population of approximately 3.0 million people. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses, or receive renewed or new licenses with similar terms to our existing licenses, could have a material adverse effect on our business and results of operations," and "—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations."

        In 2019, we offer fixed line communications services in 56 regions across Russia, covering a population of about 25 million households.

        Our Moscow fixed line operations contemplate communications services provided through incumbent operator MGTS. Our Moscow fixed line operations included 2.7 million unique residential subscribers as of December 31, 2019. We are the largest operator in the Moscow residential broadband market, with a 37% market share. MGTS holds licenses and regulatory approvals to provide local telephony, DLD/ILD voice telephony, interconnect to other operators, Internet and data transmission and other services.

        Our fixed line operations in other cities include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. As of December 31, 2019, we had 2.8 million unique residential subscribers according to our estimates. Fixed line services are also provided in Armenia with digital telephony communications services, data transmission, Internet access and the renting of channels.

        We have also continued to develop our proprietary sales and distribution network organically.

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans.

Business Strategy

        Over last five previous years we were building our business following the 3D strategy: "Data—Digital—Dividends." This strategy was addressing transition from voice-oriented to data-oriented business-model in telecommunications while constantly working on improving efficiency of our business. We have also started developing digital capabilities to provide digital services and optimize business processes. As the result we kept solid leadership on our core telecommunication market and provided the high level of shareholders' remuneration. We also have built significant competences in digital areas such as Big Data and AI and entered a number of adjacent business lines such as banking, cloud computing, entertainment, media etc.

        Recently we have developed and adopted the new strategy called "Customer Lifetime Value 2.0" ("CLV 2.0") which is aimed to build substantial digital business on the top of our telecommunication business. The name of the strategy reiterate that we put Customers at the center of our value proposition. We plan to supply our customers with a wide range of digital services. Our strategy is focused on prolonging customers' Lifetime with our services by increasing emotional attachment to the brand together with level of satisfaction and loyalty. We focus on providing more Value for our clients and maximize their value to us in the long run. Reference to "2.0" stresses that we are shifting from single-business line telecom-centric ideology (which could be considered "1.0") to a multi-product digital services provider approach and which should enable us maximize value across the whole product portfolio.

        We believe that expansion from telecommunication into adjacent markets such as financial services and entertainment supported by digital capabilities like Big Data and AI will be a first step to our future convergence into multi-service digital company. We intend not to rely on development of our own products portfolio solely, but rather build partnerships with independent services providers. Collaboration with such projects should enable us to offer more innovative, various and convenient services to our clients and bring more value to their life. In the nearest future we plan to increase the number of partnerships and boost our partnership capabilities and value proposition them in order to become ultimate preferred choice for our potential partners.

        Russian market of digital services is quite unique due to the fact that in most of the segments local projects retain leadership positions and compete successfully against the global players. This situation is due to multiple fundamental reasons ranging from customer's behavior and language specifics to regulatory requirements and structure of capital market. This allows major Russian business-groups from banking, retail, high-tech, and telecom sectors to aggressively develop multiple lines in digital businesses and adopt ecosystem approach in their business strategies. We believe we are entering period of new competition for customer spend and attention in the Russian market.

        We believe that we are well positioned for this type of competition. Our strong brand and deep knowledge of our clients supported by powerful analytical capabilities (Big Data and AI-based) will allow us to provide our clients with seamless, deeply customized and personalized digital experience for wide portfolio of different services. We have already experienced substantial synergies between telecommunication, banking and media services which allow us effectively utilize our online and offline marketing capabilities and deep customer knowledge. We clearly see that customers with a few different services from us bring higher value and have high level of brand loyalty and services satisfaction. We intend to increase the penetration of customers utilizing few different services provided by us in our customer base.

        We believe that developments in areas other than telecommunication will add significant grow in the business over time and make user more loyal to the company in all services. We see our telecom business not only as the main source of revenue and profits, but also as the platform for our digital expansion. We aim to keep this part of our business in a robust shape both in terms of quality of services and economical effectiveness. To achieve that we will keep spending at significant capital expenditure level to keep with expectation of our customer base and stay at par with competition on the Russian market.

        Transition to the full-scale operational model within CLV 2.0 concept will take some time. We believe that in 2020 we will complete putting in place major components required for renovated business-model. In the following years it should allow us to radically expand our digital services portfolio and substantially grow number of multi-product clients. This should allow us to grow customer base and increase customer spending while driving up brand emotional attachment and loyalty.

        Implementation of the strategy is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

        We are a provider of a wide range of mobile and fixed line voice and data telecommunications services, including data transfer, broadband, pay-TV and various value-added services, including Big Data, IoT, cloud services, banking services, e-commerce, as well as selling equipment, accessories and software.

Subsidiaries

        For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see "Item 4. Information on our Company—C. Organizational Structure."

Mobile Operations

Network Infrastructure—Mobile Core

        As of December 31, 2019 MTS Mobile core network in Russia includes the following nodes:

  •
  Mobile switching centre-server (MSC-S): 151 nodes, servicing 60 million subscribers;

  •
  Media gateway (MGW): 136 nodes, maximum capacity 4.2 million Erl.;

  •
  Subscriber Data Management (SDM) includes 23 nodes (Home Location Register (HLR) / Home Subscriber Server (HSS));

  •
  44 Serving GPRS Support Node/Mobility Management Entity (SGSN/MME) and Serving/Packet Data Network—Gateway (S/P-GW) nodes are used to handle packet data services;

  •
  16 Signalling Relay Function (SRF) nodes deployed on network for handling Mobile Number Portability (MNP) services.

        The following network expansion and modernization projects were executed during the course of 2019:

  •
  MSC-S/MGW and S/P-GW nodes were expanded as a result of voice and data traffic growth;

  •
  Network modernization obsoleted MSS DX-200 and MGW IPA2800 Nokia nodes were replaced by new MSS ATCA and MGW ATCA Nokia;

  •
  SWAP PS Core Far-East macro-region: SGSN/MME Huawei nodes were replaced by new SGSN/MME ULTRA-M Cisco;

  •
  Upgrade IMS Core Nokia launched VoLTE in 59 regions.

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

        As of December 31, 2019, we had bilateral roaming contracts with 870 wireless operators/networks in 232 countries, including 18 regional operators/networks in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

Basic telephony	Customer care	Other services
• Call Divert/Forwarding	• Itemization of Monthly Bills	• Ring Back Tone
• Caller ID Display and anti-Caller ID Display	• Information and Directory Service	• Second Memory (Cloud storage)
• Conference Calling	• Automatic Customer Care System and Customer Care System via the Internet	• Parental control for internet, calls, sms
• My MTS service app
• Voicemail
• Call Barring		• Connected Car (IoT B2C)
• Call Waiting		• MTS Music
• Missed Call Alert		• MTS TV
• Intelligent call assistant		• MTS Library
• VoD (Video on Demand)
• Collect call		• Location Based Service ("LBS")
• Black List		• Mobile banking
• VoLTE/Wi-Fi Calling		• Security and Privacy services for B2C
• Branded App for calls and messaging
Messaging	Mobile internet
• SMS P2P, A2P	• 3G, 4G (LTE)
• MMS	• Data share plan
• Application MTS Connect	• Real IP
• E shop
• APN remote access point
• Fixed Mobile Convergence
• MTS Modem
• MTS Tablet
• Mobile Office
• Wi-Fi

        We also provide many voice and SMS-based value-added services in cooperation with various content providers.

GPRS, EDGE services

        We launched our commercial 2G network in 1994 based on GSM-900 technology. From 1999, we significantly improved our 2G network capacity based on GSM-1800 technology. From 2001, we implemented wireless data communication services based on GPRS technology with download data rate of up to 85.6 Kbit/s. In 2005, we modernized our GSM network to support EDGE technology and tripled data services rates. Today we continue supporting and modernizing our 2G network and we put the prime focus at the development of our 3G and LTE networks in order to provide our subscribers with high-speed broadband wireless services. As of December 2019, we provided GSM, GPRS and EDGE services with more than 45,000 2G sites over the geographic area with more than 95% of population of Russia.

3G Technology

        In April 2007, we obtained a nationwide 3G/UMTS (Universal Mobile Telecommunications System) license in Russia. The license was valid till May 21, 2017 and covers the entire territory of Russia with frequencies 1950-1965 MHz and 2140-2155 MHz. In 2017 we prolonged the 3G/UMTS license till 2022. Currently we have commercial 3G networks launched in all regions of Russia. In addition, we use UMTS900 in Moscow region and Habarovskiy kray where we have 2100 MHz restrictions. As of December 31, 2019, we installed 44,918 3G sites.

        In 2010, we started implementation of a high-speed technology known as HSPA+ on our 3G network. This supports up to 21 Mbit/s data transmission speed. In addition, we launched second and third 3G carriers to improve capacity and activated Dual Carrier technology, which supports up to 42 Mbit/s data transmission speed. We have already implemented Dual Carrier on more than 99% sites all over the Russia.

        Since 2011, we use 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support 3G/HSPA+ mobile devices.We use femtocells to deliver a 3G/HSPA+ services inside building for business clients. In 2016, we launched offer of femtocells for consumers at B2C market segment. In 2017, we launched femtocells in Metro in Moscow. The total number of femtocells installed in Russia reached 11,049 by the end of 2019.

        MTS Armenia, our subsidiary in Armenia, have operated commercial 3G network since 2009. In 2011, MTS Armenia started to provide telecommunications services based on HSPA+ technology in Yerevan, six northern regions and in some southern regions of the country. At present HSPA+ technology with QAM64 and Dual Carrier features is available to almost 99% of the Armenian population. Also 2-pairs of RNCs in pool were put in operation in 2019 for increasing UMTS network capacity and reliability.

        In 2018, we launched a major network upgrade project in Armenia, which is expected to result in significant increase of 3G and 4G services coverage as well as of network capacity. It includes a refarming of 900 MHz frequency band to UMTS and 1800 MHz band to LTE with implementation of Carrier Aggregation technology. New Core network nodes were put in operation in 2018, marking the end of a bigger CS and PS Core modernization project.

LTE Technology

        In July 2012, we won Russian Ministry of Communications and Mass Media tender for nationwide LTE-FDD license: 720-727.5 / 761-768.5 MHz, 798.5-806 / 839.5-847 MHz and 2540-2550 / 2660-2670 MHz. In December 2011 we got LTE TDD license in 2595-2620 MHz for Moscow only. Since September 2012, we offer LTE-based commercial service in Moscow region, where we initially deployed more than 800 LTE TDD base stations. As of December 2019, we had 2,229 LTE TDD and 12,196 LTE FDD base stations in Moscow.

        In December 2013, Russian regulator allowed re-farming existing 900 and 1800 MHz spectrum to UMTS-900 and LTE-1800. In 2014, we started DCS 1800 spectrum re-farming to LTE and rolled out LTE-1800 network, while expanding LTE 800/2600 coverage. In February 2016, MTS won Russian Ministry of Communications and Mass Media tender for nationwide LTE-TDD license and obtained LTE-TDD frequencies in following bands: 2595-2620 MHz for the whole territory of Russia, except Moscow region (obtained earlier). We are using LTE-TDD as a capacity layer to cope with increasing network utilization due to growing data traffic. In 2018, we started re-farming of existing 900 and 2100 MHz spectrum to LTE-900 and LTE-2100. As of December 2019, we had 69,032 LTE base stations in 83 regions of Russia.

        Our LTE network meets requirements of 3GPP Release 14 in line with available LTE customer equipment. We provide data services with download data rate up to 700 Mbit/s, and up to 75 Mbit/s in uplink direction with our LTE network.

        As of December 2019, we implemented Carrier Aggregation functionality at 40% of our LTE sites.

        In 2018, we launched IoT services based on NB-IoT technology (Narrow Band IoT) in 20 largest Russian cities, including Moscow, Saint Petersburg, Novosibirsk, Kazan, Nizhny Novgorod, Vladivostok and others. MTS is IoT leader in Russian market, with large-scale narrow-band coverage provided by over 30000 base stations. We plan to continue NB-IoT rollout in the smaller cities of Russia in 2020.

        In May 2018, we launched a commercial broadband Gigabit Class LTE network with LAA technology. The network showed downlink user throughput of up to 979 Mbps thanks to the aggregation of licensed LTE spectrum in the 1800 MHz (4x4 MIMO, 256-QAM) and three 20 MHz carriers (2x2 MIMO, 256-QAM) in the 5 GHz unlicensed spectrum.

        In 2019, we started to modernize our network to supportLTE-Evolution technology and 5G-ready in 7 North-West regions. We plan to start modernization of our network in Moscow and Central regions in 2020.

        In June 2018, at the FIFA 2018 World Cup MTS performed world's first commercial launch of massive MIMO technology at mass event of such scale and complexity. The technology was introduced in the LTE-TDD 2600 MHz band (B38) at more than 40 sites in seven out of the 11 tournament cities, including Moscow, Saint Petersburg, Kazan, Rostov-on-Don, Nizhny Novgorod, Ekaterinburg and Samara. The new technology allowed us to increase efficiently network capacity around the stadiums, at railway stations, at airports, in fan zones, and recreation areas. In 2019 we continued massive MIMO technology rollout in 23 cities.

        In September 2019, we launched two 5G pilot zones in Moscow and Saint Petersburg in 27GHz and 4.9GHz frequency bands. The pilot zone in Moscow is located at the VDNKh Exhibition Centre with tests to include Smart City applications for security, urban services management and transport systems. The pilot zone in Saint Petersburg is located in Kronshtadt. In October 2019, MTS StartUp Hub has unveiled the 5G Lab - an open incubation platform where startups and other companies can develop new 5G use cases using expertise, grants and other support from MTS.

        In 2019, MTS Armenia obtained the license to operate LTE network in 800 MHz band, as well as increased 1800 MHz band spectrum for increasing L1800 network capacity. By the end of 2019 the number of L800/L1800/L2600 base stations in operation is more than 1560 providing LTE services in urban as well as rural areas all over Armenia. We also started testing Wi-Fi Calling and VoLTE services, implemented with newly deployed IMS platform. Commercial lauch of VoLTE in Armenia is planned for 2020.

5G Technology

        Over the past few years, we launched agreements with leading global vendors to lay the foundation for cooperation on fifth-generation equipment and solutions.

        In August 2019, we together with Huawei launched Russia's first large-scale urban 5G coverage on Saint Petersburg's island of Kronstadt, and made a 5G cell in Moscow near the Smart City pavilion in one of the city's most historic parks, VDNKh. In the early stages, the networks will be used for testing and to connect certain public facilities to the Internet, with plans for broader rollout to subscribers in the future. Coverage includes both 4.9GHz mid-band and 28GHz millimeter-wave frequencies.

        In addition, we tested a preproduction Samsung 5G smartphone. Tests were carried out in Moscow at the Nokia laboratory within the pilot MTS millimeter-wave network based on Nokia commercial equipment, using MTS SIM cards and the Samsung S10 5G pre-commercial smartphone based on the Snapdragon 855 platform with Snapdragon X50 modem.

        In October 2019, we opened a 5G Lab at the Moscow pilot zone that will provide a platform for startups to develop new products and solutions based on fifth-generation connectivity. Potential 5G applications include smart city solutions in transportation, as well as new use cases in IoT, cloud computing, telemedicine, autonomous vehicles, and virtual and augmented reality (VR/AR).

Artificial Intellect

        In 2017, we created an artificial intelligence center, the main focus of which is the creation of innovative products and the addition of existing services to the company with new functions based on technologies for processing natural language, computer vision and speech recognition.

        The key focus of the center is the development of virtual assistants, as well as the development of products in the areas of customer service, medicine, law and other areas.

        In June 2019, we started selling customer service robots—automated dialogue systems that allow you to interact with a client without involving people. The solution, based on artificial intelligence technologies, processes any typical requests, for example, talks about products and services, answers popular questions, connects and disconnects services.

        In November 2019, we, together with Sberbank, Yandex, Mail.ru Group, Gazprom Neft and the Russian Direct Investment Fund (RDIF), established an artificial intelligence alliance that will develop AI technologies in Russia. To develop solutions based on speech technologies, we also opened a research center in Skolkovo. Center experts intend to create the largest voice database in Russian, collecting and marking more than 15,000 hours of Russian speech

        In December 2019, we started selling a virtual lawyer-the automatic document management and life cycle management system Norma. The solution is based on artificial intelligence technologies such as natural language processing and computer vision.

        Norma has been working at MTS since 2018: it processes incoming documents, forms agreements, claims, controls the stages of the execution of clauses of contracts. Currently, 90% of Norma's tasks are solved without a specialist.

        In the first half of 2020, we plan to launch the commercial operation of a smart speaker with a virtual assistant and a smart home system. The Voice Assistant Marvin service is currently in the testing phase.

Banking Services

        In July 2018, we started rendering banking services made possible by the acquisition of control over MTS Bank. MTS Bank has accelerated the sale of its retail product with the help of MTS' Big Data capabilities and MTS' digital sales channels. The bank's financial products are complementary to our core business and fully integrating the services under the Group umbrella allows us to offer our customers new integrated services, unlocking new revenue streams and consolidating our brand in the wider consumer space.

        MTS Bank carries out its activities in the following areas:

  •
  Retail business

        Serving individuals, including maintaining current accounts, receiving deposits, providing saving and investment products, custody services, servicing credit and debit cards, consumer and mortgage lending.

        Serving small and medium-sized businesses, including maintaining current accounts, accepting deposits, providing overdrafts and lending services.

  •
  Corporate business

        Serving corporate clients, including cash settlement, maintaining current accounts, accepting deposits, lending, including overdrafts, providing documentary products, including guarantees, letters of credit.

  •
  Investment business

        Providing investment banking services, including trading in shares and bonds, precious metals and derivative financial instruments, placement of fixed income securities, issuing debt securities and attracting subordinated loans, operations with foreign currency.

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

Strategic Partnership with Vodafone

        In October 2008, we announced a strategic agreement with Vodafone aimed at drawing on Vodafone's expertise in building and developing 3G networks and mobile broadband products, working with leading global equipment providers and deploying innovative client relationship management ("CRM") practices to enhance quality and further improve the efficiency of our operations. In addition, the agreement allows us exclusive access to a range of products, services and devices from Vodafone for our markets of operation in Russia and Armenia.

        In 2018, agreement with Vodafone was prolonged until December 31, 2020.

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

        In 2019, we focused our efforts on the following directions:

  •
  Launching of the new brand positioning, slogan and visual style;

  •
  Promoting innovative V&D (voice & data) billing plans;

  •
  Promoting the MY MTS new features;

  •
  Promoting convergent offers in partnership with HBO and FOX;

  •
  Promoting devices with special operator offers;

  •
  Promoting fixed broadband business and satellite TV; and

  •
  Promoting our services specifically for teenage audience.

Advertising and Marketing

        Our advertising and public relations initiatives include:

  •
  brand and image advertising and public relations to position us as the leading mobile cellular operator;

  •
  category and loyalty campaigns to inform our current and potential customers of the advantages of the high quality and variety of our services and the extensive coverage we offer; and

  •
  product and tariff related advertising and promotions, pricing discounts for various target audiences to demonstrate value for money and cover specific needs.

        The key subjects for our advertising campaigns in 2019 included promotion of innovative billing plans (voice & data), convergent offers in partnership with HBO and FOX, special offers for devices in our retail stores and new features of the application My MTS.

        In order to build brand awareness and stimulate demand we use a combination of various advertising formats, including television, outdoor, retail and radio. Increasingly, we also advertise on-line in desktop and mobile. Additionally, our indirect advertising includes sponsorship of different events: life music shows and food festivals. We also coordinate the advertising policies of our dealers and partners, such as MTS Bank, to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand.

        In line with our strategy to find new ways of effective communications, especially in the digital channel, we launched special activations with partner websites and several collaborations with popular Russian bloggers and other formats of online advertising (branded content, collaborations with bloggers; social media integrations, etc.) in 2019.

        To support our key directions, we undertook the following initiatives in 2019 in Russia and in other countries where we operate.

Launching of the new brand positioning: slogan and visual style

        In 2019, we presented new brand positioning: a new slogan and visual style. We are on the way of transformation from the classical telecom brand to the ecosystem company with expertise in different businesses with the focus on digitalization. These business changes need to be improved by brand identity and brand positioning. Every day MTS improves, creates services and technologies that help people being better every day.

        The concept of new positioning:

        Everyone has a perfect image of ourself, what we would like to be. Getting better day by day, we change not only ourselves and our lives, but also the world around us, encouraging others to show their best side.

        We develop the network, create new services and applications and improve the quality of service to be the best company for our customers. The new slogan is: "Better every day." New visual style become more flexible, dynamic and innovative.

        We changed irrelevant craft (brush stroke) to a dynamic red band, growing from the typography of the new MTS logo. This element reflects the continuous progress of the brand, the movement forward and the desire for improvement.

Promoting innovative V&D (voice & data) billing plans

        In the end of 2018, we launched "Tarifishe"—the unlimited V&D (voice & data) billing plan. We added a new feature that allows sharing the unlimited internet with other people or with other customer's devices according to the customer's needs. We launched a new innovative billing plan with artificial intelligence—the special mechanic would analyse customer's usage of traffic (gigabits, minutes, sms) during one month and will create a billing plan which will fit any such customer perfectly.

Mobile payments and financial services

        MTS continued to expand financial services in 2019. MTS with MTS Bank collaboration launched new fin-tech product. Based on MTS CASHBACK program, new bank-product offered up to –25% cashback from certain shop-categories and guaranteed return of 5% from mostly needed daily purchases in supermarkets, in petrol (gas) stations and cinemas. The card was developed in three variants: Plastic, Digital, Digital-lite online. Depending on user, these plastic or virtual cards could be installed in My MTS and "MTS Dengi" Apps, making cashback easier to use. Realistic monthly cashback up to RUB 10,000 could be spent on new smartphone, accessories in MTS shops or as monthly payment for MTS mobile services.

        MTS CASHBACK received award in Finance segment "Russian Financial Awards" 2019 for "Best bank-product break-through" and "Best creative ad campaign."

        Additional promo-offers supported MTS brand financial awareness throughout the year: mobile auto-payments features: e.g. set auto-payment option and get 10% off monthly payments for mobile, collaboration payments with VISA; Megafon; Mobile daily payments for easier life such as: monthly house payments; payments for kindergarten; money transfer without commission, etc.

Promoting MY MTS new features

        In 2019, we have done several campaigns focused on improving of the quality perception of customer service: MTS customers are protected from unwanted subscriptions, convenient expense detailing in the My MTS app, a chat-bot feature for quickly solving customers' issues without going to MTS retail stores or calling to a customer's hot line. To promote the campaigns, we used a wide range of channels: TV, out-of-home advertising, digital, radio, indoor, MTS retail stores.

GPON and Satellite TV

        Satellite television was supported by two major federal TV campaigns: (1) "Unlimited internet with Sputnik TV just for RUB 2,990" and—(2) "Get Sputnik TV for RUB 3,990 and we will return the same amount on your account." Major campaign drivers were: special billing plans for new subscribers; celebrities' endorsements; valuable convergent proposals uniting Wi-Fi with unlimited internet access and satellite TV in most remote places. MTS Sputnik TV became market leader in subscriber base growth in 2019. In 2019, MTS Sputnik TV increased subscriber base almost by third: from to 660,000 to 850,000 subscribers.

        We continued promotion of the benefits of the GPON technology and fast Internet with special offers and also reminding users about the new technologies at home which require advanced Internet connect.

Promoting convergent offers in partnership with HBO and FOX

        In 2019, we launched a federal campaign supporting a promotion allowing new MTS TV subscribers to watch the final season of "Game of Thrones" for free and to get free mobile communication on top of that if they choose to join home Internet along with TV. It was the first federal campaign in partnership with foreign content studios HBO and FOX.

Devices

        In 2019, the majority of devices-related communication campaigns were targeted at supporting smartphone sales (of various price categories) in MTS retail, as well as supporting launches of global specialty products (Samsung, Honor, Huawei).

        The main mechanics used in promotion (and communication) were: loans, cashback, price offers, as well as trading-in and bundled package offers (device and billing plan as one subscription).

Promoting our services specifically for teenage audience

        In 2019, we continued experiments in youth segment. We launched a new marketing campaign for the youth tariff plan "Tariff X" with relevant musicians and bloggers: "Big Baby Tape" (twice platinum music album in 2019), Instagram-blogger "Polya is Derevki" and Youtube-blogger Chuma Vecherinka.

        Also in 2019 we launched "youth branded content" stream in MTS and released our own web-serial "The Last Rave" on YouTube that consisted of 4 episodes. The story was about 2 freshmen: they were invited to perform at one of the top Russian rap-festivals "Rhymes."

B2B offers

        We continued to develop B2B positioning for SME and Big corporate segments. Corporate segment key initiatives included events in regions with key decisions makers of various big companies.

        We continued supporting SME segment with "MTS Marketolog" platform, which helps companies to launch advertising campaigns without agencies. The product was promoted mainly in digital.

Roaming

        In 2019, we continued promoting the "Zabugorishe" ("Abroadest"), an offer for international roaming (both a billing plan and add-on option). Any "Zabugorishe" subscriber can make calls and use Internet both in Russia and abroad just like at home (within the usual home package) and also can chose a "favourite" number and talk with it without any limits.

Global recognition

        In 2019, we received several awards at the international Effie festival: Gold award in Retail category for campaigns promoting devices, bronze award in Youth marketing category for "Access" project and silver in New technologies in communications category for "Access" project.

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

        In 2017, sales in the Russian market reduced for the first time and continued reducing at a higher rate in 2018. Moreover, the churn rate also reduced, which confirmed the improvement of the mobile retail market.

        In 2018, our competitors VEON Ltd. and MegaFon agreed on the termination of their joint ownership of Euroset outlets. MegaFon purchased the brand and the business with VEON Ltd. purchasing 50% of points-of-sale.

        In 2018, VEON Ltd. rebranded points-of-sale and they began to work under the "Beeline" brand. MegaFon and SLV Group (Svyaznoy owner) have signed an agreement on merging Euroset and Svyaznoy into one retail network, which currently operates under Svyaznoy brand. These transactions marked the beginning of the transformation from the multibrand retail network to the monobrand retail network.

        In 2019, we signed a partnership agreement with Svyaznoy. Now Svyaznoy retail network consumers across the country can sign contracts and get information about our tariffs and services. Moreover, in 2019 we and M.Video-Eldorado group, which is the largest household appliance and electronics retail network in Russia, also signed a partnership agreement. We placed stands in large M.Video stores. In addition, joint retail electronic stores, where consumers can arrange our services, have been opened. Furthermore, in 2019, we launched a pilot project to sell smart watches in the largest children goods retailer Detsky Mir. Special zones with wearable devices were installed in several dozen stores, where customers can get acquainted with the watches models and get advice from our specialists.

        Such partnerships with market leaders allow us to optimize retail costs and reduce the planned number of own retail points-of-sale.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand) and MTS-branded points-of-sale owned by us. As of December 31, 2019, we operated 5,679 points-of-sale, including 1,762 franchise points-of-sale and 3,917 points-of-sale owned by us. In 2019, we increased the efficiency of retail points-of-sale, as a result the number of points-of-sale has decreased by 193 year-to-year.

        We follow the digital solutions market leadership strategy. Development of own digital ecosystem is the base of digital leadership strategy. Connected sales are one of the points of our own ecosystem. Thus, in 2019 convergent offers of mobile connection, mobile Internet and satellite television were launched.

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

Competition

The Russian wireless telecommunications market

        Until 1998, mobile communications developed slowly, penetration was less than 0.5%. Further, as a result of explosive demand in 2006, the number of subscribers registered in networks exceeded the country's population. Three market leading operators, MTS, Beeline and Megafon, served 85% of the subscriber base. Over the past decade, the Russian market has stabilized; further growth is associated with the development of the IoT services market and M2M devices. As of December 31, 2019, overall wireless penetration in Russia was approximately 178%, or approximately 260.7 million subscribers.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2019	2018	2017
Subscribers(1)	260.7	255.7	256.4
Subscriber penetration (%)	178	174	174

According to AC&M-Consulting.

(1)
Based on registered subscribers (SIM cards only) including MVNO networks. There is no uniform definition of active subscribers in the Russian wireless market.

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

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2019, 2018 and 2017:

	As of December 31,
Operator	2019	2018	2017
	(amounts in millions)
MTS	79.1	78.0	78.3
MegaFon	75.2	75.2	75.4
VEON Ltd. (VimpelCom)	54.6	55.3	58.2
T2 RTK Holding (Tele2+Rostelecom)	44.6	42.3	40.6
Others & MVNO	7.2	4.9	3.9

According to AC&M-Consulting.

        MegaFon.    MegaFon, which operates GSM 900/1800, UMTS (3G) and LTE (4G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. According to our estimates, MegaFon had a subscriber base of approximately 75.2 million subscribers in Russia, which represented a 29% market share as of December 31, 2019.

        VEON.    In addition to MegaFon, we also compete with VEON, which is the third largest GSM 900/1800/UMTS (3G)/LTE (4G) wireless operator in Russia in terms of subscribers.

        According to our estimates, VEON had a subscriber base of approximately 54.6 million in Russia at December 31, 2019. At December 31, 2019, VEON had a 21% market share of total wireless subscribers in Russia.

        T2 RTK Holding.    In February 2014, Tele2 and Rostelecom announced a merger which created a new federal wireless provider. The license portfolio of the new company covers all Russia which effectively permits the roll out of federal-scale networks. The most important event for operator was the launch of 3G/4G network in Moscow region in October 2015. The operator's services are now available on the territory where 97% of Moscow Region residents live. In 2018 - 2019, Tele2 have actively rolled out 3G and 4G networks, launched new tariffs, options and services which enabled to provide customers with services similar to those of the market leaders. In 2019, the operator launched a network in the Ivanovo and Yaroslavl regions in the 2G / 3G / 4G standard. By the end of 2019, Tele2 LTE networks were launched in all 67 regions.

        According to our estimates, Tele2 had a subscriber base of approximately 44.6 million in Russia and 17% market share as at December 31, 2019.

        Other Operators.    The number of subscribers of other operators, including MVNO operators, is about 7.2 million customers as of December 31, 2019.

The Armenian wireless telecommunications market

        As of December 31, 2019, overall wireless penetration in Armenia was around 127%, or total 3.77 million active subscribers, according to the Socio-Demographic Data report published by Statistical Committee of Republic of Armenia (about 2.96 million population) and estimated figures of the competitors.

        The following table illustrates number of active subscribers and the coverage area of MTS Armenia and competitors—Beeline (VEON Armenia) and Ucom, as of indicated dates.

	As of December 31,
Operator	2019	2018	Coverage Area
	(amounts in thousands)
MTS Armenia	2,207.37	2,128.13	Nationwide
Beeline	947.79	1,002.35	Nationwide
Ucom	621.05	590.53	Nationwide

Sources: https://beeline.am; https://www.ucom.am; http://mts.am.

        As of December 31, 2019, MTS Armenia reported total 2.21 million 3-month active subscriber base, reflecting increase of 3.72%, y-o-y. Market share from 3-month active subscriber base was around 58.5% as of end of the year 2019.

Tariffs

        We customize our marketing efforts and pricing policies in each region of Russia and our other countries of operation by considering such factors as average income levels, the competitive environment and subscriber needs, all of which vary from region to region. Consistent with our marketing strategy, we have developed tariff plans to appeal to a broader market. The following table shows the mix between Prepaid and other subscribers, such as contract and corporate customers, for Russia for the periods indicated:

	As of December 31,
	2019	2018	2017
Russia
Prepaid	31%	36%	43%
Contract and corporate	69%	64%	57%

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

Tariff Plans in Russia

        Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are currently divided into several categories - "Prepaid," "Smart," "Premium," "Data," IoT, "Corporate" and "Convergent" - with each category designed to target specific segments as follows:

  •
  Prepaid:  Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. We offer tariff plan "Super MTS" which varies depending on the region of the customer. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by using the mobile app "My MTS" or sending an SMS message (USSD request) to a designated number.

  •
  Smart:  "Smart" is the family of integrated voice and data tariff plans for customers with active mobile data usage, which we believe will remain the main offer for a long period of time. "Smart" has a monthly fee for a bundle of all-net minutes and Internet. For the most of tariff plans the on-net calls above the bundle are free. Versions of "Smart" ("Smart" "My Smart," "X" for Youth segment, "Tarifische" with unlimited Internet and "Our Smart") differ by amount of minutes and megabytes included in the bundle and the corresponding monthly fee. "My Smart" is a personal tariff plan, where each user can adjust the tariff for their needs and select the required package of minutes and Internet. "Tarifische" is the tariff with unlimited Internet and option to adjust the tariff for personal needs and select the required package of minutes. We also have tariff plan "Our Smart" for family segment with opportunity to share bundle of all-net minutes and Internet with 5 devices.

  •
  Premium:  "Premium" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from RUB 2,833.6 and those using a federal number pay from 2,416.6 per month. The "Ultra" tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, unlimited mobile Internet and 5000 SMS messages within the network.

  •
  Data:  For active users of mobile Internet devices (e.g., 4G capable USB-modems and routers) we offer an unlimited tariff plan with limited speed 4Mbit/second after certain threshold.

  •
  IoT:  For smart devices with special consumption needs we developed unique tariff plan "Smart device" with annual subscription fee. In addition, we provide special tariff free of charge. This free of charge tariff may apply forever if our customer buys certain models of smart watches for kids in MTS retail stores and online.

  •
  Convergent:  "All MTS" is the family of integrated mobile and fixed line services with digital or satellite television. The purpose of "All MTS" is to strengthen the user base and reduce customer churn. "All MTS" has a monthly fee for a bundle (mobile, fix Internet and TV). The price for this tariff varies by region and depends on the competitive situation in the market.

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

        Our tariffs vary from plan to plan. The description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2019, the per-minute tariff for local calls within the MTS network varied from zero per minute to RUB 2.08 per minute. Different rates apply to local calls to other networks and vary from RUB 0.72 per minute to RUB 3.33 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from RUB 1.25 per minute for calls to the China and South Korea to RUB 66.67 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

Customer Payments and Billing

        We enroll new prepaid subscribers in an advance payment program. As of December 31, 2019, 74% of our consolidated subscriber base was enrolled in the advance payment program and 26% used a credit based system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2019, subscribers using the credit system of payment had credit limits of up to RUB 2.87 million for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty customers.

        We provide "in full confidence" service, which allows our Prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. As of December 31, 2019, subscribers using the "in full confidence" service had a maximum credit limit of RUB 345.3 thousands. Customer service representatives can set individual credit limits for subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similar to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

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

        In 2019, we continued to develop "Situational IVR." When calling the Contact Centre, customers listen to information about some cases, which correspond to their needs with respect to the events and statistics. More than 140 relevant scripts were created. This project decreased the number of calls to the contact-center up to 15% year-on-year. SIVR efficiency increased from 64% to 70%. In 2019, IVR saw a launch of the individual notice of customers of the status of and timeframe for solution of the previously registered applications/incidents/claims. In 2020, we plan to replicate similar functionality in My MTS application.

        In 2019, we continued developing the Chat Bot on the AI basis. It settles certain issues and brings services to mobile customers without switching them to the call center operator. The Chart Bot was successfully replicated in My MTS application and currently available for mobile customers in all regions. Number of customers using the Chat Bot without speaking to the call center operator is about 70% of all customers seeking assistance with our services. Net promoter score of Chat Bot users is approximately 45%. During the 2020, we plan to continue development and improvement of the Chat Bot. We expect to extend the list of our services where the Chat Bot is used and will be implement the relevant developments and improvements to our applications and sites. B2B segment may enjoy the chat in My MTS and the Virtual Manager applications. For providing a high quality service, an allocated B2B customer support is arranged.

        In 2019, we have introduced robotization and automatization of certain processes, which helped us to optimize our costs by 10% by reducing the total number of mobile contact centers.

        In 2020, there are also plans to implement the platform for customer service analytics within which the data on key customer services will be collected, analyzed and processed with further generation of predicative models for the Chat Bots.

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

        LTE has the main priority while deploying Radio Access Network (67% of the RAN deployment was LTE in 2019) and 2G/3G investments decrease gradually in accordance with changes in network UE penetration structure and traffic migration.

        According to Technology Strategy we deploy LTE primarily in most efficient 1800 MHz band. In 2019, we have started active LTE deployment in 2100 MHz band. We use Carrier Aggregation, 256 QAM, MIMO 4×4 and other cutting edge techniques for better user experience. In 2019 we were the first in Russia to join Telecom Infra Project (Telecom Infra Project is an initiative to develop RAN infrastructure based on a general-purpose vendor-neutral hardware and software-defined technology). We will pay a lot of attention to Telecom Infra Project in the coming years.

        Our technology strategy implies consistent innovative technologies introduction to make our network futureproof and ready for the new services introduction. We have already deployed the Nb-IoT network in 61 regions and plan to expand coverage throughout Russia in 2020.We have deployed 16 5G test zones in 5 regions and we plan to start providing commercial services as soon as we get frequencies for 5G.

Network Infrastructure—Site Construction and Sharing

        In October 2014, MTS and VEON Ltd. (VimpelCom) has signed a contract about shared LTE networks deployment and operation. According to this contract one shared LTE network should be deployed for servicing subscribers of both companies in several regions of Russia.

        During 2015, 2016 and 2017 scope of the projects has expanded: shared networks are deployed in 42 of 85 regions of Russia.

        By the end of 2019 we had 7,626 LTE base stations shared with VEON Ltd. (VimpelCom) in 22 regions and VEON Ltd. (VimpelCom) had 5,816 LTE base stations shared with MTS in other 20 regions of Russia. Total amount of shared infrastructure nodes is 13,442 base stations servicing in 800 MHz, 1800 MHz and 2600 MHz bands FDD&TDD networks.

        In addition to network deployment investments and operational costs savings target architecture of the site sharing project includes frequency resources shared usage: by the end of 2019 networks in 19 regions of Russia run in shared 2600 band spectrum usage mode (MOCN concept). In December 2019, MTS sent a termination notification to VEON Ltd. (VimpelCom) relating to intention to end the project in 7 regions of Russia.

Network Infrastructure and Frequency Allocation

        We use switching and other network equipment supplied by Nokia Solutions and Networks, Ericsson, Huawei, Alcatel-Lucent, Samsung and other major network equipment manufacturers.

        In Moscow and Moscow region license area, we have been allocated frequencies spanning 2 × 12 MHz of spectrum in the 900 frequency band and 2 × 24.8 MHz of spectrum in the 1800 frequency band for operation of a dual GSM 900/1800 network and UMTS900 network, LTE900 and LTE1800 networks. In St. Petersburg and the Leningrad region, we have been allocated frequencies spanning 2 × 9.8 MHz of spectrum in the 900 frequency band (including 2 × 1.6 MHz in the E-GSM band) and 2 × 18.6 MHz of spectrum in the 1800 frequency band for operation of a dual GSM 900/1800 network, UMTS900 network, LTE900 and LTE1800 networks.

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

Network Infrastructure—Virtual Infrastructure

        The following projects have been launched in 2019:

  •
  SCEF (Service Capability Exposure);

  •
  U2020 in North-West macroregion;

  •
  HP Apple Entitlement Server;

  •
  POC (Proof Of Concept) video oprimization;

  •
  POC Service Chaining.

        The following projects have been finished in 2019:

  •
  IMS (IP Multimedia Subsystem), 3rd stage;

  •
  PCRF (Policy and Charging Rules Function);

  •
  DPI (Deep Packet Inspection) was expanded.

        Two new multi-purpose modules of data-center started operating in Nizhny Novgorod for deployment of virtual platforms for telecommunication services and cloud services in 2019. We have started construction of a new data-center in Saint Petersburg in 2019.

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

The project implementation leads to reduction of payments for the electric energy: economy in 2019 reached 59,741 million rubles in the regions where it was deployed EEAAS in 2018.

Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use special radio planning tools supplied by TEOCO Corporation and radio propagation models supplied by Siradel SAS to assess new sites so that the network design and site development are coordinated. This software can create digital cellular coverage maps of our licensed areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles and supports all necessary technologies, such as 2G, 3G, LTE and NB-IoT. To use these tools more effectively we purchase high quality 3D digital maps for more precise planning. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network build-out.

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of the majority of these agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800, UMTS 2100 and UMTS 900 base stations at some of the same sites. In 2019, we continued to rollout LTE network and started the large-scale development of LTE 1800 network, the latter amounted to 85% of the newly installed LTE base stations. In 2018, we started the NB IoT technology.By the end of 2019 NB IoT technology was implemented on 31,083 stations of LTE.

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

        Our networks in Armenia and Belarus are monitored by our local operation and maintenance centers in each country. In addition to the monitoring of network performance, those centers analyze network quality parameters, provide troubleshooting, regular and extraordinary reporting to the management and our headquarters.

        The handling of any significant network problems and outages is monitored and coordinated at our headquarters, where we also manage the cross- functional coordination of our networks in all countries of operation.

        Our principal suppliers are Huawei, Iskratel, Oracle - PSTN switching equipment and SBC; Ericsson, Harmonic, SumaVision, Cisco Systems - equipment of Digital TV station; Irdeto, Verimatrix - CAS TV systems; MediaKind, Huawei - Hybrid TV platform; Cisco Systems, Huawei, D-Link, Fibercom, EdgeCore - FTTB core and access; Juniper Networks, Huawei, ECI Telecom, Tellabs and Alcatel Lucent for transport network equipment.

        All of our equipment is supplied directly through authorized dealers.

Interconnect Arrangements and Telephone Numbering Capacity

        We operate various types of communications networks, including mobile cellular, DLD/ILD and local fixed line and zonal fixed line networks.

        Cellular operators must interconnect with fixed zonal, wireless, long distance and international telephone operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. Cellular and fixed line operators must also obtain telephone numbering capacity to allocate to their subscribers. There are two categories of telephone numbers: "federal" 11-digit numbers (non-geographical numbering plan for cellular operators) and "local" seven-digit numbers (geographical numbering plan for fixed-line operators which can also be used as additional numbering capacity for mobile operators). In Moscow, both "federal" and "local" numbers have been used in the 11-digit format since the beginning of 2011. We have entered into various agreements for the provision of local telephone numbering capacity with several local telecommunications operators in Moscow and in other regions of Russia. We have also built our own local networks in certain cities within Russia (including Moscow) to provide local telephone numbering capacity to our subscribers. Telephone numbering capacity is allocated by the government and we provide interconnect services to other operators in all regions of Russia. Our fixed line zonal and local networks in Russia are interconnected with other operators. Zonal/local interconnect typically entails payment of a one-time connection fee per point of interconnect ("E1") and a usage charge based on minutes of traffic. Operators with a Substantial Market Power may also charge a guarantee monthly usage fee in case traffic is less than 30 kmin per E1.

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

        To meet subscriber's demand and provide for an adequate inventory of numbering capacity, we previously entered into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges for an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2019, we had numbering capacity (federal and local) for approximately 34.68 million subscribers in the Moscow license area.

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

        Russian legislation provides that fixed line operators with a substantial market power cannot refuse to provide interconnect or discriminate against one operator in relation to another, and the interconnect rates of operators with a Substantial Market Power are regulated by the government. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation—Regulation in the Russian Federation—Competition, Interconnect and Pricing" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins."

        Interconnect and traffic transit between the networks of mobile operators in Russia occurs through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities or through our own DLD/ILD network. For domestic long distance traffic transit we use our DLD/ILD network and networks of different national operators, including among others: MTT, Rostelecom and VEON Ltd. ("VimpelCom"). For ILD traffic transit we primarily use our DLD/ILD network which is interconnected with 52 international carriers. We also have an interconnect between the DLD/ILD MTS network and the ILD networks of our subsidiary, MTS Armenia, in order to provide transit for international traffic.

Handsets

        Nearly all of our handset sales consist of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment. Those handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. All LTE handsets support bandwidth LTE-FDD 2100 MHz (band 1), LTE-FDD 1800 MHz (Band 3), 2600 MHz (Band 7), LTE-FDD 900 MHz (band 8), 800 MHz (Band 20) and LTE-TDD 2600 MHz (band 38), also there are smartphones in our sales with LTE Advanced support. In 2019, we continued the process of implementation Voice over LTE and Wi-Fi Calling functions.

        From 2009, RTC, our wholly-owned subsidiary, started handling all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Apple, Samsung, Oppo, Vivo, Nokia, Alcatel, Xiaomi, Philips, Huawei, Honor and others to purchase handsets. In 2019, we continued our cooperation with A-brand smartphone vendors. We also offer an array of mobile telephone accessories. Since 2009 we have been successfully selling MTS branded phones.

Fixed Line Services

        We offer fixed-line communications services in 56 regions across Russia, covering a population of about 25 million households.

        Our other fixed line operations include the following communications services: voice, data and broadband Internet and pay TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. Based on TMT Consulting data, as of December 31, 2019, we were the largest operator in the Moscow residential broadband market in terms of subscribers, with a 37% market share. We also operate in Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels.

        As of November 30, 2019, we provided fixed-line communications services in Ukraine. On December 3, 2019, we completed the transaction to sell our telecommunications operations in Ukraine to Telco Solutions and Investments LLC, controlled by telecommunication company Bakcell LLC. For details on the sale, please see "Item 4. Information on our Company—A. History and Development" and Note 10 to the consolidated financial statements.

        For a list of the telecommunications licenses held by us, see "Item 4. Information on Our Company—B. Business Overview—Licenses."

Customers and Services Offered—Moscow Fixed Line Operations

        We provide fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

        As of December 31, 2019, MGTS had approximately 3.76 million active lines in service, a cable network of over 47,134 km, a fiber optic network of over 42,973 km and 1,930 payphones. Currently, MGTS has focused its efforts on the deployment of GPON, IP/MPLS technologies and an IMS core. The old SDH equipment is being removed which results in the decreased number of E1 streams, a reduction in the copper network and the respective extension of the fiber optic network. MGTS also develops new services for IP TV, and MVNO as the convergent service for mobile and fixed telephony.

        The total installed capacity of the telephone network reached 0.683 million numbers on the TDM area (Time Division Multiplexing) and 5.18 million numbers on the IMS area (IP Multimedia Subsystem) as of December 31, 2019.

        Moscow fixed line operations customers consist of the following subscribers:

Moscow fixed line operations	December 31, 2019	December 31, 2018	December 31, 2017
Residential subscribers	84%	84%	83%
Corporate subscribers	8%	8%	8%
Public sector subscribers	8%	8%	9%

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

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation. The Federal Antimonopoly Service of the Russian Federation regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Revenues from regulated services are accounted for approximately 33% of service operating revenues of our Moscow fixed line operations in 2019, 37% in 2018 and 41% in 2017. The percentage decline is connected with gradual growth of operating revenues from non regulated services as a proportion of the overall operating revenues in 2019, 2018 and 2017. The Federal Antimonopoly Service of the Russian Federation sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Antimonopoly Service of the Russian Federation for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once per year. The Federal Antimonopoly Service of the Russian Federation has permitted MGTS to increase its tariffs several times.

        MGTS also provides a number of unregulated services. According to Russian legislation, DLD/ILD services provided by licensed non monopoly operators, data transmission services, value added services and a number of other services are not subject to tariff regulation. Among others, MGTS provides the following unregulated services:

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

        The following table presents certain operating data for our Moscow fixed line operations as of and for the years ended December 31, 2019, 2018 and 2017.

Moscow fixed line operations	December 31, 2019	December 31, 2018	December 31, 2017
Installed telephone lines on TDM (000s)(1)	0,683	1,050	2,750
Installed telephone lines on IMS (000s)(1)	5,180	5,180	5,180
Residential
Number of subscribers (000s)	2,684	2,686	3,012
CPP traffic (millions of minutes)	240	307	399
Corporate(2)
Number of active lines (000s)	525	561	612
Number of subscribers (000s)	46	49	52
CPP traffic (millions of minutes)	205	248	301

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

        The following table illustrates MGTS' regulated tariff development:

MGTS Regulated Tariffs	March 1, 2020	March 1, 2019	March 1, 2018
Residential(1)
Line rental
RUB per month	214	214	205
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	299	294	294
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	224	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Combined tariff plan-fee for fixed amounts of minutes(3)
RUB per month	28	—	—
Combined tariff plan-fee for each additional minute
RUB per minute	0.59	—	—
Corporate (non-governmental)(1)
Line rental
RUB per month	225	225	220
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	416	416	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	224	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	215	215	215
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	416	416	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	224	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58

(1)
Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.

(2)
The plan included 400 minutes per month.

(3)
This plan included 50 minutes per month.

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

Customers and Services Offered—Other Fixed Line Operations

        We provide fixed-line communications services to corporate, operator and residential subscribers in 56 regions throughout Russia. Specifically, we offer local voice, DLD/ILD voice, data and Internet and pay TV services to our subscribers. Some of the interconnect tariffs we charge other telecommunications operators for in Moscow and certain other cities are regulated by the Russian government. We believe our fixed-line subscribers typically evaluate our service and product offerings based on such factors as price, technology, security, reliability and customer service.

        The following table presents certain operating data for our other fixed line operations in Russia as of and for the years ended December 31, 2019 and 2018.

Other fixed line operations	December 31, 2019	December 31, 2018
Residential
Number of subscribers (000s)(1)	2,724	2,827
Corporate(2)
Number of subscribers (000s)	96	104

(1)
Subscribers to broadband Internet, pay-TV, Wi-Max, voice and other services.

(2)
Includes state-owned enterprises and government agencies.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small and medium sized enterprises with up to several hundred employees. As of December 31, 2019, we had approximately 30,000 voice and 56,000 Internet corporate subscribers.

        As further described below, we offer voice, data transmission and Internet and various value added services to our corporate subscribers.

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

        Data Transmission and Internet Services. We offer high quality data transmission services to corporates, which allow for data exchange between their various branches or offices located within Russia and internationally. For data transmission services, our network is capable of transferring data at speeds of up to 10 Gbps and utilizes various technologies, such as 10 GE, GE, ATM, TDM, VPN MPLS/VPLS, GPON, Microwave radio relay ("MRR"), xDSL, LTE and Wi-Fi to provide high quality solutions at a relatively low cost. We endeavor to ensure the reliability of network connections by utilizing a full reservation approach to back up all elements of the network.

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

        We also provide security services, such as Anti DDoS protection and various AntiVirus solutions.

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

        We also utilize MGTS' PDTN to provide high speed reliable Internet services and create VPNs for our corporates.

        Leased Channels. We provide corporate clients with the ability to rent high speed data channels. These "leased channels" are dedicated lines of data transmission.

        Value Added Services. We provide corporates with several value added services, including Autosekretar and integrated solutions. The Autosekretar service is based on our proprietary IN and is designed to help our corporates manage the reception and servicing of a large volume of incoming calls. The unique multi channel telephone number assigned to customers will not change even if the customer moves to a different location in Moscow, and does not require the customer to install any equipment. In addition, this service allows all incoming calls to be transferred to other fixed or mobile telephone numbers in Russia or in other countries. The IN identifies a subscriber by phone number, phone card or password, which allows our customers to bill their subscribers for services and, if necessary, block access for subscribers who have a negative balance on their account.

        In addition, we serve as general contractor for the provision of a full range of integrated solutions to subscribers wishing to establish a modern integrated communications infrastructure. Each solution is customized for subscriber specific needs. In developing these customized networks, we are able to offer the following range of services: site survey, cost analysis and optimum project planning, assistance with government related documentation, supply of equipment and operational, technical and maintenance support on an ongoing basis. Once the infrastructure is established or renovated, as the case may be, we typically provide digital voice communications, voice intelligent services, high speed Internet services, videoconferencing and other data transmission services. We intend to expand our service offerings to include customer premises management and network centric IT solutions.

        Fixed mobile convergence. Based on our fixed and mobile networks, we offer fixed to mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange ("PBX"). We also provide access to corporate IP networks from a mobile phone via GPRS/EDGE/3G/4G.

Operators

        We operate fixed line local and zonal networks in Moscow and other cities for provision of telephony services to fixed line subscribers and additional local numbers to mobile subscribers. In order to lower the costs of intercity and international traffic transition, we put into operation an intercity international network in December 2008.

        According to our estimates, together with MGTS, we had approximately 77% of the total active numbering capacity in Moscow as of December 31, 2019. We had approximately 204 local fixed nodes in 62 regions of Russia, including Moscow, and 40 zonal fixed networks to provide telephony services to subscribers as of December 31, 2019. Our integrated intercity/international network is interconnected to more than 52 international operators. As of December 31, 2019, we had total more than 1,660 interconnect agreements with national and international operators for interconnection of our networks, including fixed, mobile and Intercity/International networks.

Residential subscribers

        We offer voice, Internet and pay TV services to residential subscribers.

        Voice Services. We provide voice services to residential and corporate subscribers. Like corporate subscribers, residential subscribers in each of regions of presence seek a full range of high quality voice services equivalent to those provided in Western Europe. In addition to "basic" voice telephony services, we provide a number of additional services, such as call forwarding, call transferring, call waiting, conference, voicemail and Caller ID, among others.

        Internet Services. We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2019, we had 10% market share in the Russian Federation together with Moscow where we had a 37% share, based on TMT Consulting data. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUB 499 RUB 1,499 per month in Moscow and a subscription fee of RUB 190 RUB 1,290 in other regions of Russia. We do not charge a connection fee in Moscow and in most of the Russian regions.

        Pay TV. We operate a TV service based on IPTV service over ADSL and GPON technologies in Moscow. In addition, we offer pay TV services based on DVB C (digital television via cable connection), analog cable transmission and MMDS (wireless cable) technologies in most of the regions in which we are present. Since November 2013, we connect our subscribers only to the TV with digital quality and since 2017 we broadcast in 4K ultra HD quality. Special auxiliary equipment (set top box) allows pay TV subscribers to access more than 170 channels of digital quality, including 40 channels of HD quality from a home television and 4 channels of 4K ultra HD quality. International and Russian channels are included as part of the base services package.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee between RUB 120 RUB 299 per month in Moscow and a subscription fee of between RUB 200 RUB 460 in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet, pay TV and Internet, Mobile, pay TV services for RUB 449 RUB 1,099 per month in Moscow and RUB 240 RUB 2,250 in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay TV channels being provided and level of competition in a particular region. In 2019, convergent bundles, that included Internet, TV and mobile services, had been developed rapidly. As a result we have acquired more than 263 thousand unique customers and achieved overall growth of convergent subscriber base up to more than 450 thousand subscribers in 49 regions (excluding Moscow), as of December 31, 2019.

Sales and Marketing

Moscow fixed line operations

        In 2019, MGTS continued monetization of its own high tech fiber optic network GPON and developed combining different services in packages, including convergent packages of mobile and fix services and online cinemas subscriptions. Promotional packages were offered to clients and included basic services, online cinemas subscriptions and high-speed Internet access. In order to expand and consolidate its market share, MGTS continued to enter the Moscow Region market through the construction of its own network, as well as through acquisition of local Internet service providers.

        By the end of 2019, 2.08 million subscribers were transferred to GPON. In 2020, MGTS plans to develop and implement new services as part of the concept of Smart Home and Smart City, participate in the cloud solutions market more actively, develop partnerships with delivery services and become a partner of iconic city projects.

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

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communication requirements and enhancing subscriber loyalty. Our advertising and marketing materials are aimed primarily at the promotion of MTS brand. All fixed line products are offered and marketed under this brand. However, when we enter new markets and acquire companies, we have to use both brands in advertising MTS brand and the acquired brand. This is done to decrease churn as customers tend to express strong loyalty towards local brands. We then gradually decrease presence of the acquired brand and this allows us to make MTS a market leader in a given region in future. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

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

  •
  MegaFon, which acquired operators Synterra and Net by Net, and offers services in the operator, corporate and residential fixed line telecommunications markets in Moscow, St. Petersburg, and other regions.

  •
  Akado Group, provider of pay TV, broadband Internet and digital telephony in Moscow. We compete with the Akado Group primarily in the residential fixed line telecommunications market of Moscow.

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators in Moscow as of December 31, 2019:

MTS	22%
VEON Ltd. (VimpelCom)	17%
Akado	6%
Rostelecom	18%
Other	37%

Total	100%

Source: TMT Consulting.

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        According to TMT Consulting, as of December 31, 2019, fixed-line voice services' penetration was 30% in Russia. The following table sets forth the market shares of the primary fixed line operators for voice services in Russia as of December 31, 2019:

Company	Russia
MTS	17%
Rostelecom	75%
Other	8%
Total	100%

Source: TMT Consulting.

Internet

        According to TMT Consulting, as of December 31, 2019, broadband Internet penetration of households was 60% in Russia. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2019:

Company	Russia
MTS	10%
VEON Ltd. (VimpelCom)	8%
ER-Telecom	11%
Rostelecom	36%
Other	35%
Total	100%

Source: TMT Consulting.

Pay-TV

        According to TMT Consulting, as of December 31, 2019, pay TV penetration was 79% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2019:

Company	Russia
MTS	9%
Rostelecom	23%
Tricolor TV	27%
ER-Telecom	8%
Orion Express	7%
Other	26%
Total	100%

Source: TMT Consulting.

        In the TV market, we generally compete on the basis of pricing, channel selection and content, individual and bundled service offerings, customer service and installation time.

Tariffs

        We establish prices for our unregulated services and different subscriber segments based on certain common considerations, policies and goals. For example, we generally seek to establish competitive prices based on market rates for the services we offer and below market prices when our lower than average costs or economies of scale allow us to do so. We also offer subscribers bundled service packages with several services offered together at a discount to the cost of ordering each individual service separately and to promote additional services to our existing subscribers. In addition, we often offer promotions to our various subscriber segments waiving or discounting installation fees in order to attract new subscribers or promote new services.

        With regard to corporates, we generally aim to derive the bulk of our operating revenues from monthly payments. Thus, depending on the scale and type of services ordered, we will often discount or waive installation fees.

        For services offered to other communications service providers, we aim to generate most of our operating revenues from monthly payments and by offering an array of value added services.

Network Infrastructure

Network Infrastructure—Transmission Networks

Backbone and Internet Networks

        Mobile, fixed and inter-carrier aggregated traffic increased in 2019: downlink (towards users) data throughput reached 4.83 Tbps (3.87 Tbps in 2018), uplink (from users) data throughput reached 1.51 Tbps (1.34 Tbps in 2018).

        The size of MTS fiber-optic networks increased by 6,113 km in 2019 and reached 249,301 km in total.

        Development of the backbone network in 2019:

  •
  we started implementing the new backbone network architecture. We used Cisco NCS and Juniper PTX solutions, which significantly reduces the cost of the 100G port;

  •
  we launched the backbone node in the "Avantage" data Center (the key MTS data center in the Moscow region);

  •
  we launched the route Penza-Balashov-Saratov (optimization network latency); and

  •
  we installed the SWAP backbone equipment along the route of the Baikal-Amur mainline (100G technology).

We launched the reserve route Moscow—Saint Petersburg (a route for delivering European traffic to the Central regions of Russia).

Convergent network

        According to deployment plans, the following projects were executed in 2019:

  •
  New MBH nodes were deployed: 2,029; replacement of obsoleted MBH equipment is ongoing;

  •
  micro wave links were deployed: 4,646 (2,559 among it is unlicensed E-band links). According to transport network strategy evolution unlicensed in Russia E-band micro wave link was used for linking base stations (1 Gbps and above), E-band link share increased from 18.8% to 21.5% in 2019. In 2019 there are plans to use dual-band MW links. 10 Gbps E-band deployed at high loaded links. We continue the shared network deployment and links interchange projects with other operators and have signed the memorandum of understanding with respect to the potential projects. Memorandum defines a list of directions (parts of fiber-optic communication links) which are mutually interesting for both participants. Summarized length of provided communication links is approximately equal on both sides.

        Most of the Management and monitoring systems are virtualized. Unified system for link facilities based on GE Small World solution is launched in production mode in the fourth quarter 2017.

        As a part of evolution of IPBB (IP Backbone) network equipment modernization is ongoing. The projects assume replacement Cisco 7600 nodes for ASR9000 nodes due to an end of a support of 7600 nodes.

Satellite Network

        In 2019 we:

  •
  Performed preparation for works on integration of new perspective satellite communication systems with 5G / LTE / IoT networks;

  •
  optimized the existing SCPC backbone and VSAT networks.

Public Switching Telephone networks (PSTN)

        The network infrastructure we maintain in Moscow is substantially different to the infrastructures we use in the regions. In Moscow, primarily we have organically grown, while our regional development has largely been through the acquisition of companies with different business models and a focus on different services. As a result, the network infrastructures in the regions outside Moscow and the technologies used to support such infrastructures are different from the network infrastructure established in Moscow and which we currently own. Now telephone network in Moscow and Moscow region has a capacity of more than 1,080,000 telephone numbers.

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

        As of December 31, 2019, in Moscow and the Moscow region we had a wireless broadband network including 459 base and subscriber stations in the 5-6 GHz frequency band and also near 130 radio-relay lines in the 70-80 GHz frequency band.

        For the provision of Internet access, IP-telephony and other services, we have our own IP network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

Russia

        As of December 31, 2019 we provided cable Internet access to about 9.9 million households and cable TV access to about 10.2 million households. The access equipment used are Ethernet switches, IP DSLAM and Optical Receivers. We mainly use FTTB technology for Internet (9.3 million households) and CATV access, which can provide speeds up to 1 Gb/s per building and about 250 channels CATV (analog and digital). In 2011, we started to roll-out DVB-C technology for a cable TV service. Currently, we have digital TV service (DVB-C&DVB-S2) in more than 190 cities and localities with 3.92 million of subscribers. In 2014, we started to roll-out an advanced hybrid TV service (DVBC/DVB-S2/IPTV+IP/VOD, CatchUp). By December 2017, we launched Hybrid TV platform with an IPTV commercial service in Moscow and other 10 regions, DVB-C/IP Hybrid commercial service in 95 regional cities and DVB-S2/IP Hybrid commercial service all over Russia. During 2019 in DVB-C and DVB-S networks we increased the number of broadcasted 4K/UHD channels using HEVC (H.265) format, which is now 4. Total number of connected hybrid TV users is approximately 0.64 million.

        During 2019 we started preparation for migration from existing Hybrid TV platform to new unified TV platform.

        In September 2019, we launched a new unified TV platform and started sales in OTT (mobile) TV segment with TV applications for smartphones, pads, Smart TV, Android-based STBs and PC browsers. Migration process for Hybrid IPTV, DVB-C, DVB-S segments is planned to start in the second quarter of 2020 and expected to be completed before the end of the 2020. Number of subscribers activated in OTT segment as of December 31, 2019 was 0.42 million.

        In Moscow and regions as an Internet traffic supplier, we mainly use our own IP Backbone network.

        The acquisition of Comstar provided us with an opportunity to use MTS fiber optic lines for fixed network development. Optical network construction in cities is carried out on the basis of fixed and mobile business needs. When we modernize and construct new networks, we deploy fixed and mobile equipment on the basis of "collocation" method

Principal suppliers

        Our principal suppliers are: Huawei, Iskratel, Oracle-PSTN switching equipment and SBC; Ericsson, Harmonic, Summavision Teleste-equipment of Digital TV station; Irdeto, Verimatrix-CAS TV systems;MediaKind, Huawei-Hybrid TV platform; Cisco Systems, Huawei, Juniper-FTTB core; Cisco Systems, Alcatel, Coreant, Huawei, FiberHome, D-Link-FTTB aggregation-access.

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

        The Federal Antimonopoly Service (FAS) is a federal executive body that supervises competition regulations and enforces the Federal Law on Protection of Competition and the Federal Law on Natural Monopolies and the regulations enacted thereunder. The FAS controls certain activity of natural monopolies, including monitoring their execution of certain obligatory contracts, and can issue mandatory orders as provided for in the Federal Law on Natural Monopolies. In addition, the FAS regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local, intra-zone and DLD calls by subscribers of public switched telephone networks and installation and subscription fees.

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

Competition, Interconnect and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. The Federal Law on Communications and Presidential Decree No. 221, enacted on February 28, 1995, as amended, on Measures for Streamlining State Regulation of Prices (Tariffs) allow for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies." Government Decree No. 637, dated October 24, 2005 (as amended by the Government Decree No. 922, dated August 6, 2018) authorized the FAS to set the following tariffs for the natural monopolies in the communications market, including:

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

        The implementation of these amendments has a material effect on telecommunications operators' financials and performance, see also "Item 3. Key Information—D. Risk Factors."

Subscribers identification

        The Federal Law No 245 dated July 29, 2017, amended the Federal Law on Communication to prevent the conclusion of the contract on the provision of services of mobile communications without proper identification of the subscriber (user) of communication services.

        These amendments (came into force in June, 2018) have material effect on telecommunication operators since they are required to implement measures to organize the interaction with state resources for verification of information on subscribers.

Sovereign Internet

        The Federal Law No. 90 dated May 1, 2019, establishes the obligation of telecommunications operators to install equipment to counter threats to the stability, security and integrity of the Internet on the territory of the Russian Federation. Consequently, operators are likely to face additional costs for the maintenance and operation of this equipment. For more information on the law, see "Item 3. Key Information—Legal Risks and Uncertainties—Regulatory changes in Russia as well as regulatory changes at the international level may have a material adverse effect on our financial condition and results of operations."

Licenses

Mobile Services

        The following table shows, as of April 23, 2020, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM, LTE and UMTS services:

License_Region	Licesee	Radio Access Networks Technologies	Expiry date
Moscow License Area
Moscow	MTS PJSC	GSM/UMTS-900, GSM/UMTS/LTE –1800	April 28, 2023
Moscow region	MTS PJSC	GSM/UMTS-900, GSM/UMTS/LTE –1800	April 28, 2023
St. Petersburg License Area
St. Petersburg	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Leningrad region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Russian Regional License Areas
European Russia
Adygeya Republic	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Arkhangelsk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Astrakhan region	MTS PJSC	GSM/LTE-1800	October 18, 2021
Astrakhan region	MTS PJSC	GSM-900	December 11, 2023
Bashkortostan Republic	MTS PJSC	IMT-MC/LTE-450, IMT-MC/UMTS/LTE-2100	November 21, 2021
Bashkortostan Republic	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	August 22, 2022
Belgorod region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Bryansk region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Chechen Republic	MTS PJSC	GSM/LTE-1800	April 28, 2021
Chechen Republic	MTS PJSC	GSM-900	June 10, 2024
Chuvashia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	December 30, 2023
Dagestan Republic	MTS PJSC	GSM-900, GSM/LTE-1800	December 30, 2023
Ingushetia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	December 30, 2023
Ivanovo region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Kabardino-Balkar Republic	MTS PJSC	GSM/LTE-1800	December 30, 2023
Kabardino-Balkar Republic	MTS PJSC	GSM-900	June 10, 2024
Kaliningrad region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Kalmykia Republic	MTS PJSC	GSM-900	January 25, 2021
Kalmykia Republic	MTS PJSC	GSM/LTE-1800	December 30, 2023
Kaluga region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	April 28, 2023
Karachaevo-Cherkesia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	December 30, 2023
Karelia Republic	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Kirov region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Komi Republic	MTS PJSC	GSM-900, GSM/LTE-1800	August 22, 2022

License_Region	Licesee	Radio Access Networks Technologies	Expiry date
Kostroma region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	April 28, 2023
Krasnodar region	MTS PJSC	GSM-900, GSM/LTE-1800	May 30, 2022
Kursk region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Lipetsk region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Mari-El Republic	MTS PJSC	GSM-900, GSM/LTE-1800	January 15, 2022
Mordovia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	December 30, 2023
Murmansk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Nenetsk Autonomous region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Nizhny Novgorod region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Novgorod region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Orel region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Orenburg region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Orenburg region	MTS PJSC	GSM/LTE-1800	October 21, 2025
Penza region	MTS PJSC	GSM-900	May 6, 2021
Penza region	MTS PJSC	GSM-900, GSM/LTE-1800	September 2, 2022
Perm region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	April 28, 2023
Perm region (Komi-Permyak region)	MTS PJSC	GSM/LTE-1800	October 21, 2025
Perm region (excluding Komi-Permyak region)	MTS PJSC	GSM/LTE-1800	October 21, 2025
Pskov region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Rostov region	MTS PJSC	GSM-900, GSM/LTE-1800	July 1, 2020
Ryazan region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Samara region	MTS PJSC	GSM-900, GSM/LTE-1800	December 30, 2022
Saratov region	MTS PJSC	GSM-900, GSM/LTE-1800	July 11, 2022
Severnaya Osetia-Alania Republic	MTS PJSC	GSM-900, GSM/LTE-1800	September 1, 2021
Severnaya Osetia-Alania Republic	MTS PJSC	GSM/LTE-1800	October 21, 2025
Smolensk region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Stavropol region	MTS PJSC	GSM-900, GSM/LTE-1800	December 30, 2023
Tambov region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Tatarstan Republic	MTS PJSC	GSM-900, GSM/LTE-1800	June 26, 2022
Tula region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Tver region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Udmurt Republic	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Ulyanovsk region	MTS PJSC	GSM-900	May 6, 2021
Ulyanovsk region	MTS PJSC	GSM/LTE-1800	December 30, 2023
Vladimir region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Volgograd region	MTS PJSC	GSM/LTE-1800	October 4, 2021
Volgograd region	MTS PJSC	GSM-900	February 26, 2024
Vologda region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Voronezh region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	April 28, 2023
Yaroslavl region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Asian Russia
Altai Republic	MTS PJSC	GSM-900	July 19, 2021
Altai Republic	MTS PJSC	GSM/LTE-1800	December 30, 2023
Altai region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	September 8, 2020
Amur region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Amur region	MTS PJSC	GSM/LTE 1800	October 21, 2025
Buryatiya Republic	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Chelyabinsk region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	April 28, 2023
Chukotsk Autonomous region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Irkutsk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Jewish Autonomous region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Kamchatka region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Kemerovo region	MTS PJSC	GSM-900, GSM/LTE-1800	December 30, 2023
Khabarovsk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Khakassiya Republic	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	September 13, 2021
Khanty Mansiysk Autonomous region	MTS PJSC	IMT-MC/LTE-450, IMT-MC/UMTS/LTE-2100	May 23, 2023
Khanty Mansiysk Autonomous region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	April 28, 2023
Krasnoyarsk region	MTS PJSC	GSM-900, GSM/LTE-1800	May 7, 2023
Kurgan region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	April 28, 2023
Magadan region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Novosibirsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	February 21, 2022

License_Region	Licesee	Radio Access Networks Technologies	Expiry date
Omsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	December 20, 2021
Primorsky region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Sakha Republic (Yakutia)	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Sakhalin region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Sverdlovsk region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	April 28, 2023
Tomsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	June 5, 2023
Tyumen region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	April 28, 2023
Tyva Republic	MTS PJSC	GSM/LTE-1800	December 30, 2023
Tyva Republic	MTS PJSC	GSM/UMTS-900	July 19, 2021
Yamalo-Nenetsk Autonomous region	MTS PJSC	GSM-900, GSM/LTE-1800	April 28, 2023
Zabaykalsky region	Sibintertelecom CJSC	GSM-900, GSM/LTE-1800	June 5, 2024
Zabaykalsky region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	April 28, 2023
Russian Federation
European Russia	MTS PJSC	LTE-800,2600	July 25, 2022
European Russia, except Crimea Republic, Sevastopol	MTS PJSC	UMTS/LTE-2100	May 21, 2022
European Russia, except Crimea Republic, Sevastopol	MTS PJSC	LTE-2600	April 15, 2026
Asian Russia	MTS PJSC	UMTS/LTE-2100	May 21, 2022
Asian Russia	MTS PJSC	LTE-2600	April 15, 2026
Asian Russia	MTS PJSC	LTE-800, 2600	July 25, 2022
Moscow License Area	MTS PJSC	UMTS/LTE-2100	May 21, 2022
Moscow License Area	MTS PJSC	LTE-2600	December 29, 2021
Moscow License Area	MTS PJSC	LTE-800,2600	July 25, 2022
St. Petersburg License Area	MTS PJSC	UMTS/LTE-2100	May 21, 2022
St. Petersburg License Area	MTS PJSC	LTE-2600	April 15, 2026
St. Petersburg License Area	MTS PJSC	LTE-800,2600	July 25, 2022
Armenia
Armenia	MTS Armenia CJSC	LTE-800, GSM/UMTS-900, GSM/LTE-1800, UMTS-2100, LTE-2600	November 4, 2034
Belarus
Belarus	Mobile Telesystems LLC	GSM/UMTS/NB-IoT-900, GSM-1800, UMTS-2100, LTE-1800/2600 (MOCN sharing)(1)	April 30, 2022

(1)
The LTE radio access network in Belarus is owned by a national company beCloud as a Single Wholesale Network, implemented on-board of existing MNOs infrastructure (MTS, A1, Life), using 1800 and 2600 MHz frequency bands.

Mobile Virtual Network

License Region	Licensee	Expiry date
Moscow, Moscow region	MGTS PJSC	August 2, 2023
Zabaykalsky region	CJSC Sibintertelecom	September 8, 2020
Zabaykalsky region	MTS PJSC	February 26, 2024

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

Fixed Line Services

        The following table shows, as of April 23, 2020, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MTS PJSC	Russian Federation	178568	February 16, 2027
MTS PJSC	Moscow	137566	February 16, 2021
MTS PJSC	Moscow	150064	March 30, 2022
MTS PJSC	Moscow region	135027	November 21, 2020
MTS PJSC	Moscow region	150058	March 30, 2022
MGTS PJSC	Moscow	166444	December 11, 2023
MGTS PJSC	Moscow	161957	July 10, 2023
MGTS PJSC	Moscow region	169795	April 17, 2024
MGTS PJSC	Moscow, Moscow region	127698	July 28, 2020
Progressivniye Technologii CJSC	Moscow region	169311	July 27, 2023
MTS PJSC	St. Petersburg	169450	January 19, 2024
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region	150052	April 17, 2022
MTS PJSC	Leningrad region	147354	December 7, 2021
MTS PJSC	Altai Republic	148176	February 17, 2022
MTS PJSC	Altai region	146073	October 24, 2021
MTS PJSC	Altai region	158899	February 27, 2023
MTS PJSC	Amur region	146092	October 24, 2021
MTS PJSC	Arkhangelsk region	169456	January 19, 2024
MTS PJSC	Astrakhan region	146080	October 24, 2021
MTS PJSC	Astrakhan region	169454	January 19, 2024
MTS PJSC	Bashkortostan Republic	135028	November 21, 2020
MTS PJSC	Bashkortostan Republic	149173	March 5, 2022
MTS PJSC	Belgorod region	173482	April 10, 2024
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region	158901	February 7, 2023
MTS PJSC	Buryatiya Republic	159602	April 18, 2023
MTS PJSC	Chelyabinsk region	146074	October 24, 2021
MTS PJSC	Chelyabinsk region	135967	December 15, 2020
MTS PJSC	Chuvashia Republic	159599	April 11, 2023
MTS PJSC	Dagestan Republic	152517	June 5, 2022
MTS PJSC	Irkutsk region (except for the Ust-Ordyn Buryat Autonomous District)	146069	October 24, 2021
MTS PJSC	Ivanovo region	146068	October 24, 2021
MTS PJSC	Kaliningrad region	156888	December 17, 2022
MTS PJSC	Kaliningrad region	169457	January 19, 2024
MTS PJSC	Kaluga region	129946	July 3, 2020
MTS PJSC	Karelia Republic	169448	January 19, 2024
MTS PJSC	Kemerovo region	168619	December 26, 2023
MTS PJSC	Kemerovo region	169451	January 19, 2024
RIKT CJSC	Kemerovo region (Mezhdurechensk)	147828	December 27, 2021
MTS PJSC	Khabarovsk region	149647	March 15, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Khabarovsk region	146066	October 24, 2021
MTS PJSC	Khakassiya Republic	140458	June 6, 2021
MTS PJSC	Khanty Mansiysk Autonomous region	160629	December 1, 2020
MTS PJSC	Khanty Mansiysk Autonomous region	164187	October 24, 2021
MTS PJSC	Kirov region	149653	March 15, 2022
MTS PJSC	Kirov region	146089	October 24, 2021
MTS PJSC	Komi Republic	146079	October 24, 2021
MTS PJSC	Komi Republic	169449	January 19, 2024
MTS PJSC	Krasnodar region	146067	October 24, 2021
MTS PJSC	Krasnodar region	163840	August 1, 2023
ProgTech-Yug LLC	Krasnodar region	176677	October 26, 2024
MTS PJSC	Krasnoyarsk region	158902	February 27, 2023
MTS PJSC	Krasnoyarsk region (except for the Evenk Autonomous District)	146087	October 24, 2021
MTS PJSC	Kurgan region	170433	February 17, 2024
MTS PJSC	Kurgan region	146086	October 24, 2021
MTS PJSC	Kursk region	176685	August 28, 2024
MTS PJSC	Mari El Republic	159600	April 11, 2023
MTS PJSC	Murmansk region	169455	January 19, 2024
MTS PJSC	Nizhny Novgorod region	146075	October 24, 2021
MTS PJSC	Nizhny Novgorod region	174356	October 1, 2024
MTS PJSC	Novgorod region	169453	January 19, 2024
MTS PJSC	Novosibirsk region	146071	October 24, 2021
MTS PJSC	Novosibirsk region	158896	February 27, 2023
MTS PJSC	Omsk region	146088	October 4, 2021
MTS PJSC	Omsk region	145060	October 4, 2021
MTS PJSC	Orel region	155416	October 3, 2022
MTS PJSC	Orel region, Voronezh region	155415	October 24, 2022
MTS PJSC	Orenburg region	149644	March 15, 2022
MTS PJSC	Orenburg region	146072	October 24, 2021
MTS PJSC	Penza region	149649	March 15, 2022
MTS PJSC	Penza region	150057	March 14, 2022
MTS PJSC	Perm region	146078	October 24, 2021
MTS PJSC	Perm region	135956	December 15, 2020
MTS PJSC	Primorsky region	149648	March 15, 2022
MTS PJSC	Primorsky region	146070	October 24, 2021
MTS PJSC	Rostov region	146084	October 24, 2021
MTS PJSC	Rostov region	163838	August 1, 2023
MTS PJSC	Ryazan region	138952	December 23, 2020
MTS PJSC	Ryazan region	129950	July 3, 2020
MTS PJSC	Sakha Republic (Yakutia)	146076	October 24, 2021
MTS PJSC	Sakhalin region	146081	October 24, 2021
MTS PJSC	Samara region	146090	October 24, 2021
MTS PJSC	Samara region	176558	December 31, 2024
MTS PJSC	Saratov region	149654	March 15, 2022
MTS PJSC	Saratov region	159597	April 18, 2023
MTS PJSC	Severnaya Osetia Alania Republic	163839	August 1, 2023
MTS PJSC	Severnaya Osetia Alania Republic	152518	June 5, 2022
MTS PJSC	Smolensk region	158900	February 27, 2023

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Sverdlovsk region	140009	March 15, 2021
MTS PJSC	Sverdlovsk region	149645	March 15, 2022
MTS PJSC	Tambov region	149180	February 28, 2022
MTS PJSC	Tatarstan Republic	146082	October 24, 2021
MTS PJSC	Tatarstan Republic	161954	May 23, 2023
MTS PJSC	Tomsk region	146094	October 24, 2021
MTS PJSC	Tomsk region	158904	February 27, 2023
MTS PJSC	Tver region	157431	August 4, 2022
MTS PJSC	Tver region	158903	February 27, 2023
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135962	December 1, 2020
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	154794	August 31, 2022
MTS PJSC	Udmurt Republic	149650	March 15, 2022
MTS PJSC	Udmurt Republic	146091	October 4, 2021
MTS PJSC	Ufa, Bashkortostan Republic	131715	September 8, 2020
MTS PJSC	Ulyanovsk region	149171	February 28, 2022
MTS PJSC	Ulyanovsk region	135960	December 15, 2020
MTS PJSC	Volgograd region	146085	November 17, 2021
MTS PJSC	Volgograd region	170831	March 4, 20124
MTS PJSC	Vologda region	169452	January 19, 2024
MTS PJSC	Yaroslavl region	146077	October 24, 2021
MTS PJSC	Zabaykalsky region	127170	May 6, 2020
Telematic Services
MTS PJSC	Russian Federation	101246	July 25, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Republic of Crimea, Sevastopol	142346	April 15, 2026
Navigation Information Systems CJSC	Russian Federation	161286	December 26, 2022
Oblachny Retail LLC	Russian Federation	135699	September 16, 2020
Stream LLC	Russian Federation	175178	September 22, 2021
NVision Group CJSC	Moscow	164415	April 17, 2023
MKS Balashikha	Moscow region (Balashikha)	149925	June 19, 2021
Progressivniye Technologii CJSC	Moscow, Moscow region	169314	July 28, 2021
MGTS PJSC	Moscow, Moscow region	145447	December 11, 2021
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	145056	October 4, 2021

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Komi Republic, Perm region, Orenburg region, Orel region, Nizhny Novgorod region, Lipetsk region, Moscow, Kostroma region, Smolensk region, Kirov region, Kaluga region, Ivanovo region, Bryansk region, Belgorod region, Moscow region, Kursk region, Voronezh region, Tyumen region, Sverdlovsk region, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Pskov region, Yaroslavl region, Ryazan region, Vladimir region, Udmurt Republic, Tver region, Tula region, Tambov region, YamaloNenetsk Autonomous region, Amur region	137567	February 15, 2021
MTS PJSC	Adygeya Republic	129947	July 15, 2020
MTS PJSC	Altai Republic	152081	May 22, 2022
MTS PJSC	Altai region	147352	December 1, 2021
MTS PJSC	Astrakhan region	129949	July 15, 2020
MTS PJSC	Bashkortostan Republic	140459	June 21, 2021
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	128536	June 17, 2020
MTS PJSC	Chechen Republic	156889	December 6, 2022
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak District of the Kamchatka region	130984	August 13, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131717	September 14, 2020
MTS PJSC	Dagestan Republic, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131721	September 14, 2020
MTS PJSC	Kalmykia Republic	129957	July 28, 2020
RIKT CJSC	Kemerovo region (Mezhdurechensk)	172079	August 1, 2023
MTS PJSC	Khabarovsk region	127169	June 17, 2020
MTS PJSC	Khakassiya Republic	128525	June 17, 2020
MTS PJSC	Krasnodar region	129951	July 15, 2020
ProgTech-Yug LLC	Krasnodar region	176679	October 26, 2024
MTS PJSC	Krasnoyarsk region	161221	May 7, 2023
MTS PJSC	Mari El Republic	131716	September 14, 2020
MTS PJSC	Novosibirsk region	138258	April 13, 2021
MTS PJSC	Penza region	179663	April 1, 2025
MTS PJSC	Primorsky region	135961	December 21, 2020
MTS PJSC	Republic of Khakassia	128530	May 31, 2020
MTS PJSC	Rostov region	134507	October 26, 2020
MTS PJSC	Sakha Republic (Yakutia)	128518	July 15, 2020
MTS PJSC	Samara region	127680	May 26, 2020
MTS PJSC	Saratov region	127688	May 31, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Stavropol region	127678	May 26, 2020
MTS PJSC	Tatarstan Republic	129944	July 15, 2020
MTS PJSC	Tomsk region	128519	June 17, 2020
MTS PJSC	Tyva Republic	128521	July 28, 2020
MTS PJSC	Ulyanovsk region	127681	May 31, 2020
MTS PJSC	Volgograd region	127684	May 30, 2020
Teleservice CJSC	Voronezh region	135894	November 21, 2020
CJSC Sibintertelecom	Zabaykalsky region	179532	September 14, 2020
MTS PJSC	Zabaykalsky region	172247	June 5, 2024
Leased Communications Circuits
MTS PJSC	Russian Federation, except Crimea Republic, Sevastopol	167992	December 29, 2021
Sputnikovoe TV LLC	Russian Federation	176892	August 2, 2023
MTS PJSC	Moscow, Moscow region, Komi Republic, Kostroma region, Tver region	166958	November 24, 2023
MGTS PJSC	Moscow, Moscow region	166443	December 11, 2023
Progressivniye Technologii CJSC	Moscow, Moscow region	169309	June 30, 2020
MKS Balashikha LLC	Moscow region (Balashikha)	156128	June 22, 2022
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	149174	March 1, 2022
MTS PJSC	Adygeya Republic, Krasnodar region	129948	July 15, 2020
MTS PJSC	Aginski Buryatski Autonomous District	135959	December 1, 2020
MTS PJSC	Aginski Buryatski Autonomous District of the Penza region	135963	December 1, 2020
MTS PJSC	Astrakhan region, Stavropol region	127683	May 31, 2020
MTS PJSC	Bashkortostan Republic	161223	May 7, 2023
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	173073	July 2, 2024
MTS PJSC	Buryatiya Republic	130983	August 25, 2020
MTS PJSC	Chukotsk Autonomous region	174038	August 6, 2024
MTS PJSC	Chuvashia Republic	129943	July 28, 2020
MTS PJSC	Dagestan Republic	152083	May 21, 2022
MTS PJSC	Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Volgograd region	159601	April 18, 2023
MTS PJSC	Irkutsk region	152082	May 21, 2022
MTS PJSC	Ivanovo region, Kirov region, Nizhny Novgorod region, Yaroslavl region	134509	October 13, 2020
MTS PJSC	Jewish Autonomous region	175252	November 14, 2024
MTS PJSC	Kaliningrad region	149147	March 1, 2022
MTS PJSC	Kalmykia Republic, Severnaya Osetia Alania Republic	161219	May 7, 2023

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Kaluga region, Pskov region, Ryazan region, Smolensk region, Tula region, Vladimir region	134506	October 7, 2020
MTS PJSC	Kamchatka region, Koryakski Autonomous region	152084	May 21, 2022
RIKT CJSC	Kemerovo region (Mezhdurechensk)	164771	August 1, 2023
MTS PJSC	Kemerovo region, Tomsk region	161214	May 7, 2023
MTS PJSC	Khabarovsk region, Sakha Republic (Yakutia), Zabaykalsky region (excluding the Aginski Buryatski Autonomous District)	135026	November 21, 2020
MTS PJSC	Khakassiya Republic	128533	June 17, 2020
ProgTech-Yug LLC	Krasnodar region	175482	July 5, 2022
MTS PJSC	Krasnoyarsk region	161220	May 7, 2023
MTS PJSC	Magadan region	152080	May 21, 2022
MTS PJSC	Mari El Republic	134511	October 5, 2020
MTS PJSC	Mordovia Republic	135965	December 23, 2020
MTS PJSC	Omsk region	147357	December 27, 2021
MTS PJSC	Primorsky region	127171	May 10, 2020
MTS PJSC	Rostov region, Rostov region	166424	October 2, 2023
MTS PJSC	Sakhalin region	130986	August 25, 2020
MTS PJSC	Samara region, Saratov region, Ulyanovsk region	127686	May 31, 2020
MTS PJSC	Tatarstan Republic	161218	May 7, 2023
MTS PJSC	Tyva Republic	128529	July 28, 2020
MTS PJSC	Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region	138262	April 13, 2021
CJSC Sibintertelecom	Zabaykalsky region	179529	June 5, 2024
Data Transmission Services
MTS PJSC	Russian Federation	101248	July 25, 2022
Navigation Information Systems CJSC	Russian Federation	161285	December 26, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Republic of Crimea, Sevastopol	142344	April 15, 2026
MGTS PJSC	Moscow	166445	December 11, 2023
MGTS PJSC	Moscow region	169794	April 17, 2024
MKS Balashikha LLC	Moscow region (Balashikha)	149923	June 19, 2021
Progressivniye Technologii CJSC	Moscow, Moscow region	169315	July 30, 2021
MTS PJSC	Moscow, Moscow region	150056	April 17, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region	150054	April 17, 2022
MTS PJSC	Adygeya Republic	129945	July 15, 2020
MTS PJSC	Altai Republic	128534	July 15, 2020
MTS PJSC	Altai region	166425	October 31, 2023
MTS PJSC	Amur region	150053	April 17, 2022
MTS PJSC	Astrakhan region	129956	July 15, 2020
MTS PJSC	Bashkortostan Republic	129955	June 30, 2020
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	150062	April 17, 2022
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	128520	June 17, 2020
MTS PJSC	Chechen Republic	156887	December 6, 2022
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak Autonomous Area of the Kamchatka region	130982	August 13, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131718	September 14, 2020
MTS PJSC	Dagestan Republic, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131719	September 14, 2020
MTS PJSC	Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region	150059	April 17, 2022
MTS PJSC	Kalmykia Republic	129942	July 28, 2020
MTS PJSC	Kemerovo region	128523	May 31, 2020
RIKT CJSC	Kemerovo region (Mezhdurechensk)	172078	March 15, 2021
MTS PJSC	Khabarovsk region	127172	May 31, 2020
MTS PJSC	Khakassiya Republic	128522	June 17, 2020
MTS PJSC	Kirov region, Nizhny Novgorod region, Udmurt Republic	150063	April 17, 2022
MTS PJSC	Krasnodar region	129952	July 15, 2020
ProgTech-Yug LLC	Krasnodar region	176678	October 26, 2024
MTS PJSC	Krasnoyarsk region	161217	May 7, 2023
MTS PJSC	Mari El Republic	131720	September 14, 2020
MTS PJSC	Novosibirsk region	128526	July 15, 2020
MTS PJSC	Novosibirsk region	128527	June 17, 2020
MTS PJSC	Orenburg region	150055	April 17, 2022
MTS PJSC	Penza region	179661	April 1, 2025

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region	150060	April 17, 2022
MTS PJSC	Primorsky region	135957	December 21, 2020
MTS PJSC	Rostov region	138261	April 3, 2021
MTS PJSC	Samara region	127689	May 26, 2020
MTS PJSC	Saratov region	127687	May 31, 2020
MTS PJSC	Stavropol region	127685	May 26, 2020
MTS PJSC	Tatarstan Republic	129953	July 15, 2020
MTS PJSC	Tomsk region	128535	June 17, 2020
MTS PJSC	Tyva Republic	128517	July 28, 2020
MTS PJSC	Ulyanovsk region	127679	May 31, 2020
MTS PJSC	Volgograd region	127682	June 30, 2020
CJSC Teleservise	Voronezh region	135893	December 21, 2020
Sibintertelecom CJSC	Zabaykalsky region	179530	September 14, 2020
MTS PJSC	Zabaykalsky region	172249	June 5, 2024
Data Transmission Services for Voice
MTS PJSC	Russian Federation	101245	July 25, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Crimea Republic, Sevastopol	142345	April 15, 2026
MTS PJSC	Moscow	150061	March 30, 2022
MGTS PJSC	Moscow	135506	February 16, 2021
MTS PJSC	Moscow region	134508	October 26, 2020
MGTS PJSC	Moscow region	146656	January 26, 2022
Progressivniye Technologii CJSC	Moscow, Moscow region	173865	October 12, 2023
MTS PJSC	St. Petersburg	177389	January 28, 2025
MTS PJSC	Leningrad region	170435	February 17, 2024
MTS PJSC	Adygeya Republic	149164	March 15, 2022
MTS PJSC	Altai Republic	149176	March 15, 2022
MTS PJSC	Altai region	149161	March 15, 2022
MTS PJSC	Amur region	149178	March 15, 2022
MTS PJSC	Arkhangelsk region	170427	February 17, 2024
MTS PJSC	Astrakhan region	176557	December 18, 2024
MTS PJSC	Bashkortostan Republic	138260	April 11, 2021
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	130985	July 28, 2020
MTS PJSC	Buryatiya Republic	149156	March 15, 2022
MTS PJSC	Chechen Republic	149157	March 15, 2022
MTS PJSC	Chelyabinsk region	149166	March 15, 2022
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region	159596	March 25, 2023
MTS PJSC	Chuvashia Republic	149186	March 15, 2022
MTS PJSC	Dagestan Republic	149179	March 15, 2022
MTS PJSC	Ingushetia Republic	149160	March 15, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Irkutsk region, Primorsky region, Sakhalin region	135029	December 12, 2020
MTS PJSC	Ivanovo region	134510	October 31, 2020
MTS PJSC	KabardinoBalkar Republic	149163	March 15, 2022
MTS PJSC	Kaliningrad region	149146	March 15, 2022
MTS PJSC	Kalmykia Republic	149162	March 15, 2022
MTS PJSC	Kaluga region	134512	October 26, 2020
MTS PJSC	Kamchatka region	149181	March 15, 2022
MTS PJSC	KarachaevoCherkesia Republic	149159	March 15, 2022
MTS PJSC	Karelia Republic	149167	March 15, 2022
MTS PJSC	Kemerovo region	170425	February 17, 2024
MTS PJSC	Khabarovsk region	149170	March 15, 2022
MTS PJSC	Khakassiya Republic	149184	March 15, 2022
MTS PJSC	Khanty Mansiysk Autonomous region, Sverdlovsk region	159595	March 25, 2023
MTS PJSC	Kirov region	149152	March 15, 2022
MTS PJSC	Komi Republic	149151	March 15, 2022
MTS PJSC	Kostroma region	149175	March 15, 2022
MTS PJSC	Krasnodar region	153738	August 31, 2022
ProgTech-Yug LLC	Krasnodar region	175484	October 12, 2021
MTS PJSC	Krasnoyarsk region	170428	February 17, 2024
MTS PJSC	Kurgan region	149169	March 15, 2022
MTS PJSC	Magadan region	149188	March 15, 2022
MTS PJSC	Mari El Republic	149148	March 15, 2022
MTS PJSC	Mordovia Republic	149158	March 15, 2022
MTS PJSC	Murmansk region	149153	March 15, 2022
MTS PJSC	Nenetsk Autonomous region	159593	March 25, 2023
MTS PJSC	Nizhny Novgorod region	170426	February 17, 2024
MTS PJSC	Novgorod region	170429	February 17, 2024
MTS PJSC	Novosibirsk region	170431	February 17, 2024
MTS PJSC	Omsk region	170430	February 17, 2024
MTS PJSC	Orenburg region	149182	March 15, 2022
MTS PJSC	Penza region	149155	March 15, 2022
MTS PJSC	Perm region	158898	February 27, 2023
MTS PJSC	Pskov region	149177	March 15, 2022
MTS PJSC	Rostov region	137565	February 16, 2021
MTS PJSC	Ryazan region, Vladimir region	159594	March 25, 2023
MTS PJSC	Sakha Republic (Yakutia)	149183	March 15, 2022
MTS PJSC	Samara region	176556	December 31, 2024
MTS PJSC	Saratov region	149165	March 15, 2022
MTS PJSC	Severnaya Osetia Alania Republic	149149	March 15, 2022
MTS PJSC	Smolensk region	170434	February 17, 2024
MTS PJSC	Stavropol region	149154	March 15, 2022
MTS PJSC	Tambov region	176559	December 18, 2024
MTS PJSC	Tatarstan Republic	159598	March 25, 2023
MTS PJSC	Tomsk region	149150	March 15, 2022
MTS PJSC	Tula region	170432	February 17, 2024
MTS PJSC	Tver region	176259	November 24, 2024

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135966	December 1, 2020
MTS PJSC	Tyva Republic	149172	March 15, 2022
MTS PJSC	Udmurt Republic	158897	February 27, 2023
MTS PJSC	Ulyanovsk region	149168	March 15, 2022
MTS PJSC	Volgograd region	170436	February 17, 2024
MTS PJSC	Vologda region	149187	March 15, 2022
MTS PJSC	Yaroslavl region	131138	June 4, 2020
MTS PJSC	Zabaykalsky region	149185	March 15, 2022
Mobile Radio Services
MTS PJSC	Astrakhan Region	162943	October 18, 2021
MTS PJSC	Penza Region	162944	September 02, 2022
MTS PJSC	Irkutsk region	178743	November 18, 2024
MTS PJSC	Kemerovo region	177489	October 2, 2024
MTS PJSC	Khanty Mansiysk Autonomous region	138956	December 15, 2020
MTS PJSC	Magadan region	178740	November 18, 2024
MTS PJSC	Tatarstan Republic	178744	November 18, 2024
MTS PJSC	Tyumen region	178741	November 18, 2024
MTS PJSC	YamaloNenetsk Autonomous region	135964	December 15, 2020
MTS PJSC	Zabaykalsky region	178742	November 18, 2024
MTS PJSC	Sakha Republic (Yakutia)	181284	March 2, 2025
MTS PJSC	Khabarovsk Territory	182244	April 6, 2025
MTS PJSC	Krasnoyarsk Territory	182245	April 6, 2025
MTS PJSC	Tyva Republic	182246	April 6, 2025
MTS PJSC	Perm region	182247	April 6, 2025
MTS PJSC	Buryatiya Republic	182248	April 6, 2025
MTS PJSC	Komi Republic	182449	April 6, 2025
MTS PJSC	Omsk region	182251	April 6, 2025
Telecommunications Services for Cablecasting
MTS PJSC	Russian Federation	176260	November 24, 2024
MGTS PJSC	Moscow	137356	January 27, 2021
MGTS PJSC	Moscow region	161531	June 18, 2023
MKS Balashikha LLC	Moscow region (Balashikha)	149924	June 19, 2021
Progressivniye Technologii CJSC	Moscow region	173864	January 18, 2023
RIKT CJSC	Kemerovo region (Mezhdurechensk)	164770	September 4, 2023
OJSC Teleservice	Voronezh region	138177	March 15, 2021

Licensee	License Region(s)	License number	Expiry Date
Telecommunications Services for Broadcasting
Sputnikovoe TV	Moscow, Moscow region, St. Petersburg, Leningrad region, Adygeya Republic, Arkhangelsk region, Astrahansk region, Bashkortostan Republic, Belgorod region, Bryansk region, Chuvashia Republic, Dagestan Republic, Ivanovo region, Ingushetia Republic, KabardinoBalkar Republic, Kaliningrad region, Kalmykia Republic, Kaluga region, KarachaevoCherkesia Republic, Karelia Republic, Kirov region, Komi Republic , Kostroma region, Krasnodar region, Kursk region, Lipetsk region, Mari El Republic, Mordovia Republic, Murmansk region, Nizhny Novgorod region, Novgorod region, Orel region, Orenburg region, Perm region, Rostov region, Pskov region, Ryazan region, Samara region, Saratov region, Severnaya Osetia Alania Republic, Smolensk region, Stavropol region, Tambov region, Tatarstan Republic, Tula region, Tver region, Udmurt Republic, Ulyanovsk region, Vladimir region, Volgograd region, Vologda region, Voronezh region, Yaroslavl region, Altaisk region, Altai Republic, Amur region, Buryatiya Republic, Chelyabinsk region, Jewish Autonomous region, Irkutsk region, Kemerov region, Khabarovsk region, Khakassiya Republic, Khanty Mansiysk Autonomous region, Krasnoyarsk region, Kurgan region, Novosibirsk region, Omsk region, Primorsky region, Sakha Republic (Yakutia), Sakhalin region, Sverdlovsk region, Tomsk region, Tyumen region, Tyva Republic, YamaloNenetsk Autonomous region, Chechen Republic, Zabaykalsky region, Penza region, Krym Republic, Sevastopol, Nenetsk Autonomous region, Magadan region	176894	October 1, 2024
MTS PJSC(1)	Udmurt Republic	182250	April 6, 2025
Cable Radio (communication services for the purpose of wire broadcasting)
MGTS PJSC	Moscow region, Moscow	154857	May 16, 2022
Progressivniye Technologii CJSC	Moscow region	173867	January 18, 2023
MTS PJSC	St. Petersburg, Leningrad region	176686	August 28, 2024
MTS PJSC	Chelyabinsk region	137711	November 20, 2020
MTS PJSC	Irkutsk region	174442	May 23, 2024
MTS PJSC	Ivanovo region	173166	March 28, 2024

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Kirov region	149715	November 16, 2021
MTS PJSC	Krasnodar region	169190	October 4, 2023
ProgTech-Yug LLC	Krasnodar region	175485	January 18, 2023
MTS PJSC	Nizhny Novgorod region	175253	October 1, 2024
MTS PJSC	Novosibirsk region	171678	January 29, 2024
MTS PJSC	Penza region	159702	October 31, 2022
MTS PJSC	Perm region	179662	April 22, 2025
MTS PJSC	Rostov region	152165	February 8, 2022
MTS PJSC	Ryazan region	162597	February 19, 2023
MTS PJSC	Saratov region	168309	September 3, 2023
MTS PJSC	Smolensk region	179430	December 11, 2024
MTS PJSC	Sverdlovsk region	172248	May 23, 2024
MTS PJSC	Volgograd region	156543	July 5, 2022
MTS PJSC	Vologda region	172369	February 26, 2024
MTS PJSC	Yaroslavl region	173165	March 28, 2024

Banking Services

        The following table shows information with respect to the license areas in which MTS Bank provides financial services:

License	License number	Banking services	Issue date
MTS Bank	2268	General license	December 17, 2014
MTS Bank	2268	Attraction of deposits and placement of precious metals	December 17, 2014
MTS Bank	17283	Development, production, distribution of encryption (cryptographic) facilities, information and telecommunication systems, which are protected with encryption (cryptographic) facilities, for works and services in the field of data encryption, technical support services of encryption (cryptographic) facilities, information and telecommunication systems, which are protected with encryption (cryptographic) facilities (except where technical support services of encryption (cryptographic) facilities, information and telecommunication systems, which are protected with encryption (cryptographic) facilities, are performed for the own needs of the legal entity or individual entrepreneur)	June 06, 2019
MTS Bank	177-04635-010000	Dealer activity	January 24, 2001
MTS Bank	177-04613-100000	Broker activity	January 24, 2001
MTS Bank	177-04660-000100	Depository activity	January 24, 2001

        All licenses with expiry date before the date of this Annual Report on Form 20-F for the year ended December 31, 2019 were renewed.

C.  Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2019.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
RTC	Consolidated	100.0%	Russia
MTS Turkmenistan	Consolidated	100.0%	Turkmenistan
Sibintertelecom	Consolidated	100.0%	Russia
NVision Group	Consolidated	100.0%	Russia
MTS IT	Consolidated	100.0%	Russia
NVision Czech Republic	Consolidated	100.0%	Czech Republic
Sputnikovoe TV	Consolidated	100.0%	Russia
Stream	Consolidated	100.0%	Russia
Dega	Consolidated	100.0%	British Virgin Islands
Stream Digital(1)	Consolidated	100.0%	Russia
MTS Energo	Consolidated	100.0%	Russia
MTDZK LLC (Ticketland)	Consolidated	100.0%	Russia
IT Grad	Consolidated	100.0%	Russia
RIKT	Consolidated	100.0%	Russia
Kinopolis	Consolidated	100.0%	Russia
MTS Armenia	Consolidated	100.0%	Armenia
MTS Bank	Consolidated	99.9%	Russia
MGTS Group	Consolidated	94.7%	Russia
Navigation Information Systems Group	Consolidated	94.7%	Russia
Kulturnaya Sluzhba (Ponominalu)	Consolidated	89.1%	Russia
Oblachny Retail LLC	Consolidated	50.8%	Russia
MTS International Funding Limited(2) ("MTS International")	Consolidated	SE	Ireland
MTS Belarus	Equity	49.0%	Belarus
Sistema Capital	Equity	30.0%	Russia
Zifrovoe TV	Equity	20.0%	Russia
YOUDO Web Technologies	Equity	15.5%	Cyprus
SWIPGLOBAL	Equity	15.0%	Cyprus

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

D.  Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2, 13/14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4À, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 1 and 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street, 6 Vtoroy Vyazovskiy Proezd Building 1-3, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, Panfilovskiy prospect Zelenograd Bldg 1101À, 24/2 Malaya Dmitrovka Street, 5/9 Malaya Dmitrovka Street, 58/1 Ryazanskiy prospect, 60 Varshavskoe shosse, 27 Smolenskaya-Sennaya square Bldg 2, 27 Smolenskaya-Sennaya square Bldg 3, 6 Ostrovitjanova Street, 2 Mozhayskoe shosse, 51 Second Line of Khoroshevsky Serebryany Bor Bldg.1-3, 24 Central prospect of Khoroshevsky Serebryany Bor, 24 Central prospect, 18 Andropov prospect Bldg. 8-9, premises in Moscow region in village Valishevo, 2 Bldg 2, 2G, 2B, in Podolsk, 1 Komsomolskaya street, in Pushkino, 22 Gorky street, Pushkin district, village Pushkino, 7A, Yaroslavl shosse, Mytishchi district, Pirogovo village, 8, Timiryazev street,which we use for administration, sales and other service centers as well as the operations of mobile switching centers.

        We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own 73 properties and rent buildings and premises at approximately 96 addresses located throughout Moscow, which serve as sales and customer service offices, house MGTS' telecommunication equipment. We also own office buildings in some of our regional license areas, and we lease office space on an as- needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

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

A.  Operating Results

Overview

        We are a leading telecommunications group in Russia, providing a wide range of mobile and fixed line voice, data telecommunications and digital services, including transmission, broadband, pay-TV, various value-added services as well as financial and integration services and selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia in terms of mobile subscribers. We are also the largest operator in Armenia, according to our estimates. As of December 31, 2019, we had a mobile subscriber base of approximately 81.3 million.

        Our revenues for the year ended December 31, 2019 grew by 5.5% to RUB 476,106 million compared to 2018. The growth was largely driven by rising mobile services revenue as well as MTS Bank revenue consolidated starting from July 5, 2018. Our operating income for the year ended December 31, 2019 increased by 4.7% to RUB 114,188 million compared to 2018, the increase was mainly attributable to rising gross margin of our mobile and fixed line services, gain from sale and leaseback of MGTS's building as well as MTS Bank consolidation. Our profit for the year ended December 31, 2019 grew by RUB 47,267 million compared to the previous year and totaled to RUB 55,099 million. Profit in 2018 was negatively impacted by the recognition of the provision for fines and penalties relating to the investigation of the Group's former subsidiary in Uzbekistan which was expensed in 2018; as such, profit in 2019 was comparatively higher by RUB 62,493 million inclusive of foreign exchange impacts. This effect was partially offset by negative results of our hedge and forward contracts, loss on sale of our Ukraine operations and increase of our finance costs.

        Our revenues for the year ended December 31, 2018 grew by 8.0% compared to 2017 and totaled to RUB 451,466 million. In 2018 we increased our ownership share in MTS Bank to 55.4% and obtained control over the entity. The effect of MTS Bank consolidation on the Group revenue for the financial year 2018 amounted to RUB 9,336 million. In addition, the increase was driven by strong performance in core Russian market as well as continued positive trends in data consumption and digital service adoption across all the regions of operations. Our operating income for the year ended December 31, 2018 totaled to RUB 109,021 million, an increase of 20.8% in comparison with prior year was mainly due to effects from implementation of IFRS 15 and IFRS 16 as well as MTS Bank consolidation. Main positive effects relate to strong service revenue in Russia, higher income from sale of our fixed assets as well as lower impairment of our non-current assets. Our profit for the year ended December 31, 2018 declined to RUB 7,832 million mainly due to provision for fines and penalties relating to previously disclosed investigation of the Group's former subsidiary in Uzbekistan.

        Our revenues for the year ended December 31, 2017 totaled to RUB 417,918 million, an increase of 2.3% year-over-year. Overall, the Group's performance in 2017 was largely driven by Russia where the increase in revenues was attributable to the natural growth in data consumption and better monetization through the cancellation of unlimited data plans. Our operating income for the year ended December 31, 2017 increased by 7.3% to RUB 90,241 million due to strong service revenue in Russia as well as roaming cost optimization. Our profit for the year ended December 31, 2017 increased by 16.8% to RUB 56,590 million generally repeating our operating income dynamics. Significant funds are required to support the growth of our subscriber base, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our LTE, 3G and broadband Internet networks.

        Our cash outlays for capital expenditures for the years ended December 31, 2019, 2018, 2017 and were RUB 91,736 million, RUB 99,568 million and RUB 76,431 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2019, 2018, 2017 and was RUB 106,652 million, RUB 154,390 million and RUB 144,640 million, respectively.

        Our borrowings consist of notes and bank loans. Our notes comprise of U.S. dollar and ruble denominated notes. As of December 31, 2019 and December 31, 2018 U.S. dollar denominated notes totaled to RUB 46.3 billion and RUB 52.0 billion, and ruble denominated notes amounted to RUB 137.6 billion and RUB 65.4 billion, respectively. Our bank loans consist of U.S. dollar and ruble-denominated borrowings totaling approximately RUB 159.4 billion as of December 31, 2019 and RUB 250.8 billion as of December 31, 2018.

        We repaid approximately RUB 156.7 billion and RUB 48.1 billion of indebtedness in 2019 and 2018, respectively. As of December 31, 2019, the total amount available to us under our credit facilities amounted to RUB 363.0 billion. We had total indebtedness of RUB 343.3 billion as of December 31, 2019, excluding lease obligations, compared to RUB 368.1 billion as of December 31, 2018. See Note 23 to our audited consolidated financial statements for a description of our indebtedness.

        Our total finance costs for the years ended December 31, 2019, 2018 and 2017 were RUB 47,368 million, RUB 36,988 million and RUB 26,011 million, net of amounts of interest capitalized, respectively. See Note 8 to our audited consolidated financial statements for a description of our finance costs.

        Our reporting currency is Russian rubles. Our and our subsidiaries' functional currencies are the ruble in Russia, the hryvnia in Ukraine (before it was disposed of on December 3, 2019), the manat in Turkmenistan, the dram in Armenia and the som in Uzbekistan (before UMS (as defined below) was deconsolidated). See "—Certain Factors Affecting our Financial Position and Results of Operations—Currency fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

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

        Ukraine:    Ukraine was excluded from operational segments presentation as a result of its disposal in December 2019. This exclusion was retrospectively presented in each of 2018 and 2017.

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, System Integrator, Satellite TV, Navigation Information Systems, Metro-Telecom, Stream LLC, NVision Czech Republic, Litebox, eSports, MTS Energo, IT Grad,Belarus and headquarters.

        Total revenues of our segments for the years ended December 31, 2019, 2018, 2017 were as follows:

	Year Ended December 31,
	2019	2018	2017
	(in millions of Russian rubles)
Total revenues
Russia convergent	400,379	392,170	370,982
Moscow fixed line	38,851	38,846	39,033
MTS Bank	31,185	12,072	—
HQ and other	37,594	32,452	30,508
Eliminations(1)	(31,903)	(24,074)	(22,605)

Total revenues as reported	476,106	451,466	417,918

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming, rent of channels and telecommunications infrastructure and integration.

Certain Operating Data

        Below we provide certain operating data not included in our financial statements that we believe is useful for evaluating our business and results. The data focuses primarily on our mobile operations, particularly in Russia, which comprise the most significant share of our revenue in the periods presented, and is among the information routinely reviewed by our management as part of their regular evaluation of our performance.

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2019	2018	2017
	(in millions)
Subscribers(1)
Russia	79.1	78.0	78.3
Armenia	2.2	2.1	2.1
Total consolidated	81.3	80.1	80.4

MTS Belarus (unconsolidated)	5.6	5.5	5.2

(1)
We define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

        We had approximately 79.1 million subscribers in Russia as of December 31, 2019, and a leading 30%. market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 178%. In addition, as of December 31, 2019, we had approximately 2.2 million subscribers in Armenia, representing 58.5% market share, according to our estimates.

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

  •
  banking services.

        Our mobile tariffs in Russia are not regulated by any organization or governmental authority. The interconnect fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations" and "—If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

        Certain of our fixed service tariffs are regulated, including tariffs charged by Moscow incumbent operator MGTS for installation fees, monthly subscription fees and local call charges, as well as interconnect and traffic transit tariffs. The interconnect tariffs charged by us are also regulated by the Federal Agency on Communications.

Service revenues

        Subscription, voice and data revenues primarily include monthly fees paid by our users of tariff plans which contain fixed volume of services such as minutes of usage, sms, internet traffic and other services. The over-the-limit consumption of services are charged to our subscribers depending on a tariff plan. Subscription, voice and data revenues as a percentage of our total revenues were 50.9% in 2019, 51.8% in 2018, 55.3% in 2017. We expect subscription, voice and data revenues as a percentage of our total operating revenue to remain stable in 2020.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, remained stable and comprised 10.5% in 2019, 10.5% in 2018 and 10.5% of our total revenues in 2017, respectively. We expect it to remain stable in 2020.

        Roaming fees for our own subscribers include amounts charged to our subscribers while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 4.0% in 2019, 5.2% in 2018 and 6.0% in 2017. We expect that our roaming fees will decrease as a percentage of our total operating revenue, due to individually insignificant changes in the types of revenue.

        Fixed service revenues which consist primarily of fixed line telephony services, broadband internet and pay-TV services, comprised 11.8%, 12.4%, 13.4% of our total revenues in 2019, 2018 and 2017, respectively. In absolute terms, we expect an increase in the number of internet and TV users to stimulate further growth of fixed service revenues due to consequent improvement in quality and uptake of services provided.

        Banking service revenue which consist primarily of lending services, business funding options, deposit products, cash settlement services, trade finance, foreign currency control, bank cards, payroll projects, merchant acquiring and investment services provided by MTS Bank, comprised 6.6% and 2.7% of our total revenues in 2019 and 2018, respectively. We expect banking service revenues to increase as a percentage of our total operating revenue due to strengthening of MTS Bank's position in the retail segment, as a result of designing of and offering suitable and attractive financial services to our customers.

        Other sources of revenue comprised less than 5% of our service revenues.

Sales of Goods

        Sales of goods primary consist of the sale of handsets and accessories and sales of software products and as a percentage of total revenue comprised 14.6% in 2019, 15.2% in 2018 and 12.5% in 2017. The decrease both in absolute terms and as a percentage of revenue in 2019 as compared to 2018 is attributable to a decrease in our share of handsets retail market. We expect that sales of goods will remain stable as a percentage of total revenue, as smartphones and devices sales support the usage of our voice and data tariff plans. We do not subsidize handset sales in Russia.

Cost of Services

        Interconnect and line rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 10.3% in 2019, 10.2% in 2018 and 10.6% in 2017. Line rental charges as a percentage of our total revenues represented 0.5% in 2019, 0.3% in 2018 and 1.7% in 2017. Both interconnect and line rental charges remained stable in 2019 as compared to 2018.

        We expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will slightly increase. Primarily, this increase will likely be attributable to the growth in the volume of traffic resulting from our efforts to encourage greater usage through the introduction of new services, which may be supported by marketing campaigns.

        We expect line rental costs to increase due to termination of a number of line rental contracts in 2020 the terms of which satisfied the provisions of IFRS 16 to be classified as a "lease."

        Roaming expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 1.8% in 2019, 2.2% in 2018 and 2.5% in 2017. The decrease of roaming expenses as a percentage of our total revenues was largely due to the impact of cost optimization.

        Cost of banking services.    Cost of banking services consists primarily of interests on loans received from banks and other financial institutions and commission fees. Cost of banking services as a percentage of our total revenues represented 2.3% in 2019 and 1.0% in 2018.

  Other direct costs.

        Our other direct costs primary consist of:

  •
  production staff's salary, bonuses and social contributions;

  •
  network repair and maintenance;

  •
  electricity charges; and

  •
  payments for radio frequencies usage.

        Our other direct costs remained relatively stable as a percentage of our total revenues and represented 3.2% in 2019, 3.4% in 2018 and 3.4% in 2017. Other direct costs as a percentage of revenue are expected to increase over time as a result of inflation.

Cost of goods

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, the cost of SIM cards provided to our customers, the cost of software products sold and inventory obsolescence provision. Cost of handsets, accessories sold and SIM cards provided to customers as a percentage of our total revenues represented 11.6% in 2019, 12.1% in 2018 and 9.8% in 2017. The decrease in 2019 is attributable to decline in our market share.

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

        In 2019, 2018 and 2017, selling expenses comprised 9.7%, 9.4% and 12.0% of our total revenue, respectively. The slight increase of selling expenses in 2019 compared to 2018 was mainly attributable to increase of advertising and marketing costs and personnel costs as a result of acquiring new companies and expansion of the Group. The decrease of 2.6% in 2018 in comparison with 2017 related to capitalization of dealer commissions and rent expenses for our retail stores as a result of IFRS 15 and IFRS 16 implementation.

        We retain some degree of flexibility to increase or decrease these expenses in any given period based on our requirements, strategy and the general economic environment.

        For the structure of our dealer commissions please see "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

        Our general and administrative expenses comprise of expenses attributable to the core administrative functions that cannot be allocated directly to the production or selling process. These consist primarily of:

  •
  personnel costs;

  •
  office maintenance expenses and rental of administrative premises;

  •
  consulting expenses;

  •
  taxes other than income taxes, e.g. property taxes;

  •
  billing and data processing expenses; and

  •
  other expenses of administrative nature.

        General and administrative expenses as a percentage of our total revenues represented 9.3%, 9.1% and 9.6% in 2019, 2018 and 2017, respectively. The slight increase of 0.2% in general and administrative expenses in 2019 compared to 2018 related to raise in personnel costs related to acquisition of new companies and a number of employees growth. The decrease of 0.5% in the financial year 2018 compared to 2017 was mainly attributable to capitalization of rental expenses as a result of IFRS 16 implementation. We expect that general and administrative expenses as a percentage of revenue will remain stable.

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

        Sundry operating income/expenses as a percentage of our total revenues represented (0.8)%, (1.0)% and 0.5% as of December 31, 2019, 2018 and 2017, respectively. The slight decrease of sundry operating income in the financial year 2019 compared to 2018 was mainly attributable to increase of bank provisions as a result of portfolio growth. In increase of 1.5% in sundry operating income in 2018 compared to 2017 was mainly attributable to gain from sale or other disposal of our fixed assets. In 2017 sundry operating expenses amounted to RUB 2,258 million and included impairment of non current assets in Turkmenistan and Czech Republic in the amount of 3,204 million and RUB 571 million, respectively.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues decreased to 20.2% for the year ended December 31, 2019 as compared to 21.1% of our total revenues for the year ended December 31, 2018. The decrease was mostly attributable to significant revenue growth. Our expense for depreciation of property, network equipment and amortization of intangible assets comprised 17.7% of our total revenues for the year ended December 31, 2017.

        We expect our expense for depreciation of property, network equipment and amortization of intangible assets to remain relatively stable in 2020.

Finance costs

        Our finance costs for 2019 increased by RUB 10,380 million, or 28.06%, to RUB 47,368 million from RUB 36,988 million for the year ended December 31, 2018. The increase was primarily attributable to effect arisen on the modification of debt agreements driven by improved loan terms (RUB 5,601 million) and increased indebtedness (RUB 4,779 million). Our finance costs for 2018 increased by RUB 10,977 million or 42.20% compared to 2017 and amounted to RUB 26,011 million. The increase was primarily attributable to the implementation of new standards: IFRS 16 "Leases," IFRS9 "Financial Instruments." Net of this effect, our finance costs for the financial year ended December 31, 2018 increased by RUB 1,963 million as a result of increased indebtedness.

        We expect our finance costs to decrease in 2020.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of expenses incurred in such operations with certain exceptions.

        The statutory income tax rate in Russia is 20%. The effective tax rate applicable to our consolidated group in the year ended December 31, 2019, 2018 and 2017 was 23.6%, 20.0% and 25.8%, respectively. The effective tax rate differs from the statutory rate mainly as a result of items not liable for tax purposes, earnings distribution from subsidiaries, prior period tax effects and effect of the change in fair value of derivative financial instruments.

Certain Factors Affecting our Financial Position and Results of Operations

Currency fluctuations

        A majority of our capital expenditure and a part of our liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar or euro. A significant part of our financial liabilities, denominated in U.S. dollars, excluding trade accounts payables, is hedged through financial instruments with various banks. We conduct operations within the Russian Federation and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuate significantly against the U.S. dollar and euro. As a result of the fluctuations we may incur significant currency exchange gains/losses which may adversely affect our net income.

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by the following rates of inflation:

Year	Inflation rate
2012	6.6%
2013	6.5%
2014	11.4%
2015	12.9%
2016	5.4%
2017	2.5%
2018	4.3%
2019	3%

Source: Federal State Statistics Service.

        Inflation rate in Armenia in 2019 was estimated at 1.4%.

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

        Below is a list of our major acquisitions during 2019-2017.

Company	Type	Date of acquisition	Stake acquired	Purchase price
2019
MTS Bank	Banking services	February 2019	39.48%	11,409
Objedinennye Russkie Kinostudii (Kinopolis)	Movie complex	April 2019	100%	2,042
RIKT	Regional fixed-line operator	June 2019	97.4%	360
Narodnoje property complex	Administrative properties	August 2019	100%	329
MTS Bank	Banking services	December 2019	4.46%	1,446

				15,586

2018
Kulturnaya Sluzhba ("Ponominalu.ru")	Ticket distribution	January 2018	78.2%	321
Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass ("Ticketland.ru")	Ticket distribution	February 2018	100%	3,190
MTS Bank	Banking services	July 2018	28.6%*	8,273
Progressivniye Technologii	Fixed-line services	August 2018	100%	395
Dekart	Administrative properties	October 2018	100%	5,242	**
Serebryaniy Bor	Administrative properties	December 2018	100%	1,711
IT-Grad	Cloud services	December 2018	100%	2,422

				21,554

2017
Bashkortostan Cellular Communication	Regional mobile operator	July 2017	100%	292
Oblachny Retail	Retail software developer	October 2017	50.82%	590
Praliss Enterprises	eSport	December 2017	100%	313

				1,195

*
Acquisition of 28.6% in MTS Bank in addition to the previously held stake of 26.6% allowed us to obtain control over the entity.

**
This amount includes VAT at tax rate of 18%.

Results of Operations

        Our management identified the following reportable segments: Russia convergent, Moscow fixed line and MTS Bank. See "—Segments."

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2019	2018	2017
Total revenues
Russia convergent	400 379	392 170	370,982
Moscow fixed line	38 851	38 846	39,033
MTS Bank	31 185	12 072
HQ and other	37 594	32 452	30,508
Eliminations(1)	(31 903)	(24 074)	(22,605)

Total revenues as reported	476 106	451 466	417,918

Costs of services, excluding depreciation and amortization shown separately below, and cost of goods
Russia convergent	147 782	143,512	144,230
Moscow fixed line	11 632	11,754	13,799
MTS Bank	13 765	5,973
HQ and other	29 593	25,080	22,566
Eliminations(1)	(23 888)	(18 137)	(19 464)

Cost of services and cost of goods as reported	178 884	168 182	161 131

Sundry operating expenses/(income)(2)
Russia convergent	2 896	1,422	3,300
Moscow fixed line	(6 108)	(2,961)	(1,772)
MTS Bank	4 002	397
HQ and other	(4 904)	(3,497)	594
Eliminations(1)	75	90	136

Sundry operating expenses/ (income) as reported	(4 041)	(4,549)	2,258

Selling, general and administrative expenses
Russia convergent	62 522	59,402	69,690
Moscow fixed line	6 578	6,491	7,563
MTS Bank	8 864	3,643
HQ and other	17 295	16,639	14,742
Eliminations(1)	(4 463)	(2 748)	(1 646)

Selling, general and administrative expenses as reported	90 796	83 427	90 349

Depreciation and amortization expenses
Russia convergent	84 311	82,457	59,942
Moscow fixed line	9 506	10,867	10,642
MTS Bank	1 082	547
HQ and other	3 632	3,662	3,530
Eliminations(1)	(2 252)	(2 147)	(174)

Depreciation and amortization expenses as reported	96 279	95 386	73 940

Operating profit
Russia convergent	102 869	105 377	93,821
Moscow fixed line	17 244	12 695	8,801
MTS Bank	3 473	1 512
HQ and other	(8 022)	(9 431)	(10,923)
Eliminations(1)	(1 376)	(1 132)	(1 458)

Operating profit as reported	114 188	109 021	90 241

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming, rent of channels and telecommunications infrastructure and integration.

(2)
For the purposes of this analysis "Sundry operating expenses/(income)" consist of allowance for doubtful accounts, impairment of non-current assets and goodwill, other operating expenses/(income), operating share of profit of associates and provision for investments in distressed banks.

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

Revenues and cost of services and cost of goods

        Consolidated revenues for the year ended December 31, 2019, increased by RUB 24,640 million, or 5.5%, to RUB 476,106 million from RUB 451,466 million for the year ended December 31, 2018. The principal reason for the growth was the acquisition of MTS Bank in the second half of 2018 which added revenue in the amount of RUB 17,778 million to our consolidated revenues, the large increase in the usage of voice and data tariffs by our subscribers (by RUB 8,403 million), which was mainly attributable to the increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The growth was also attributable to an increase in interconnect revenue by RUB 2,513 million due to an increase in the volume of traffic. The increase of our consolidated revenues for the year ended December 31, 2019 was partly offset by decrease in revenue from roaming services by RUB 4,673 million.

        The decrease in our revenues from roaming fees of own subscribers by RUB 4,373 million in the year ended December 31, 2019 was due to the cancellation of the fees for incoming calls within the MTS network.

        Consolidated cost of services and cost of goods for the year ended December 31, 2019 increased by RUB 10,702 million and amounted to RUB 178,884 million as compared to RUB 168,182 million for the year ended December 31, 2018 and comprised 37.5% and 37.2% as a percentage of consolidated revenues for the year ended December 31, 2019 and 2018, respectively. The acquisition of MTS Bank in the second half of 2018 added RUB 6,100 million to the growth of our consolidated cost of services and cost of goods for the year ended December 31, 2018. The increase in the consolidated cost of services and cost of goods for the year ended December 31, 2018 was also supported by the growth in interconnect and line rental expenses by RUB 3,992 million due to an increase in the volume of traffic.

        Russia convergent revenues for the year ended December 31, 2019, increased by 2.1% to RUB 400,379 million from RUB 392,170 million for the year ended December 31, 2018. The increase in Russia convergent revenues in the year ended December 31, 2019, was primarily due to the growth in revenue from voice and data tariffs (RUB 8,295 million) which increased due to active promotion of such tariffs, significant volume of Internet traffic included and the constant quality improvement of services provided. Increase in interconnect revenues by RUB 2,694 million was driven by the growth in volume of incoming traffic. Russia convergent segment revenues from integration services increased by RUB 1,360 million due to newly acquired contracts.

        The decrease of our revenues from roaming fees of own subscribers by RUB 4,359 million in the year ended December 31, 2019 was due to the cancellation of the fees for incoming calls within the MTS network.

        Russia convergent cost of services and cost of goods for the year ended December 31, 2019, increased by 2.9% to RUB 147,782 million from RUB 143,512 million for the year ended December 31, 2018. The increase in Russia convergent cost of services and cost of goods is attributable to the growth in interconnect and line rental expenses by RUB 4,237 million due to an increase in the volume of traffic and an increase in salaries and social contribution expenses by RUB 1,509 million.

        The overall increase in Russia convergent cost of services and cost of goods was partly offset by a decrease in roaming expenses by RUB 1,353 million which was caused by cost optimization initiatives.

        Moscow fixed line revenues for the year ended December 31, 2019 remained stable and amounted to RUB 38,851 million as compared to RUB 38,846 million for the year ended December 31, 2018.

        Moscow fixed line cost of services and cost of goods for the year ended December 31, 2019 remained stable and amounted to RUB 11,632 million from RUB 11,754 million for the year ended December 31, 2018.

        MTS Bank revenues increased by RUB 19,113 million and amounted to RUB 31,185 million for the year ended December 31, 2019 and RUB 12,072 million for the period from the date of MTS Bank consolidation to December 31, 2018. Banking service revenues as a percentage of our total revenues represented 6.6% in 2019 and 2,7% in 2018.

        MTS Bank cost of services increased by RUB 7,792 million and amounted to RUB 13,765 million for the year ended December 31, 2019 and RUB 5,973 million for the period from the date of MTS Bank consolidation to December 31, 2018. Cost of banking services as a percentage of our total revenues represented 2.9% in 2019 and 1.3% in 2018

        Other countries and business activities revenues for the year ended December 31, 2019, increased by RUB 5,142 million to RUB 37,594 million from RUB 32,452 million for the year ended December 31, 2018 due to acquisition of new companies, newly acquired contracts.

        Other countries and business activities cost of goods for the year ended December 31, 2019, increased to RUB 29,593 million from RUB 25,080 million for the year ended December 31, 2018 due to acquisition of new companies, newly acquired contracts.

Sundry operating expenses/(income)

        Consolidated sundry operating income for the year ended December 31, 2019, decreased by RUB 510 million in comparison with the previous year. We generated income of RUB 4,041 million and RUB 4,549 million for the year ended December 31, 2019 and 2018, respectively. These amounts comprised 0.8% and 1.0% as a percentage of consolidated revenue for the year ended December 31, 2019 and 2018, respectively. The primary reasons for the changes year-over-year are described below.

        Russia convergent sundry operating expenses for the year ended December 31, 2019, increased by 104% or RUB 1,474 million to RUB 2,896 million from RUB 1,422 million for the year ended December 31, 2018 and comprised 0.7% and 0.4% of Russia convergent revenues for the year ended December 31, 2019 and 2018, respectively. The increase is attributable to the growth of expenses for RUB 903 million in connection with provision for doubtful debts (other receivables).

        Moscow fixed line sundry operating income for the year ended December 31, 2019, increased by RUB 3,147 million to RUB 6,108 million from RUB 2,961 million for the year ended December 31, 2018. Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues increased to 15.7% for the year ended December 31, 2019, from 7.6% for the year ended December 31, 2018. The principal reason for the increase was gain recognized as a result of transaction with the sale of fixed assets and leaseback. See Note 30 to our audited consolidated financial statements for details.

        MTS Bank sundry operating expenses for the year ended December 31, 2019, increased by RUB 3,605 million to RUB 4,002 million from RUB 397 million for the year ended December 31, 2018. Sundry operating expenses as a percentage of banking service revenues increased to 12.8% for the year ended December 31, 2019, from 3.3% for the year ended December 31, 2018.

        Other countries and business activities sundry operating income for the year ended December 31, 2019, increased by RUB 1,407 million. We recognized income of RUB 4,904 million for the year ended December 31, 2019 and RUB 3,497 million for the year ended December 31, 2018. This income is the Group's share in the associate MTS Belarus.

Selling, general and administrative expenses

        Consolidated selling, general and administrative expenses for the year ended December 31, 2019, increased by RUB 7,369 million and amounted to RUB 90,796 million as compared to RUB 83,427 million for the year ended December 31, 2018 and comprised 19.1% and 18.5% as a percentage of consolidated revenues for the year ended December 31, 2019 and 2018, respectively.

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2019 increased by RUB 3,120 million to RUB 62,522 million, or 15.6% of Russia convergent revenue, from RUB 59,402 million, or 15.1% of Russia convergent revenue, for the year ended December 31, 2018. Sales and marketing expenses increased by RUB 2,675 million mainly due to increase in advertisement and marketing expenses for RUB 1,660 million and increase in sales and marketing payroll for RUB 619 million. Utilities and maintenance expenses remained stable, while general and administrative expenses slightly increased by RUB 393 million.

        Moscow fixed line selling, general and administrative expenses for the year ended December 31, 2019, increased slightly by RUB 87 million, to RUB 6,578 million, or 16.9% of Moscow fixed line revenue, from RUB 6,491 million, or 16.7% of Moscow fixed line revenue, for the year ended December 31, 2018. The increase is mainly attributable to the taxes other than income tax increase due to the low base effect of property tax in 2018.

        MTS Bank selling, general and administrative expenses for the year ended December 31, 2019, increased by RUB 5,221 million, to RUB 8,864 million, or 29.7% of MTS Bank revenue, from RUB 3,643 million, or 30.7% of MTS Bank revenue, for the period from the date of MTS Bank's consolidation to December 31, 2018.

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2019, increased by 3.9% to RUB 17,295 million from RUB 16,639 million for the year ended December 31, 2018. Other countries and business activities selling, general and administrative expenses mainly increased by 2.4% due to expenses of newly acquired companies and expenses related to the expansion of activities of e-ticket business.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs, right-of-use assets, and other intangible assets for the year ended December 31, 2019, increased only by 0.9% to RUB 96,279 million from RUB 95,386 million for the year ended December 31, 2018.

        Russia convergent depreciation and amortization for the year ended December 31, 2019, increased by 2.2% to RUB 84,311 million from RUB 82,457 million for the year ended December 31, 2018 mainly due to additions of new assets.

        Moscow fixed line depreciation and amortization for the year ended December 31, 2019 decreased by 13% and amounted to RUB 9,506 million as compared to RUB 10,867 million for the year ended December 31, 2018 due to disposal of property and equipment during 2019.

        MTS Bank depreciation and amortization for the year ended December 31, 2019, amounted to RUB 1,082 million. For the period from the date of MTS Bank's consolidation to December 31, 2018 depreciation and amortization amounted to RUB 547 million..

        Other countries and business activities depreciation and amortization for the year ended December 31, 2019, decreased by 0.8% to RUB 3,632 million from RUB 3,662 million for the year ended December 31, 2018.

Operating profit

        Consolidated operating profit grew by RUB 5,167 million to RUB 114,188 million in the year December 31, 2019 from RUB 109,021 million in the year ended December 31, 2018. The increase was mainly attributable to higher income from sale of our fixed assets as well as decrease of other countries and business activities operating loss.

        Russia convergent operating profit for the year ended December 31, 2019 decreased by 2,508 and totaled to RUB 102,869 million against RUB 105,377 million for the year ended 2018. Russia convergent operating profit fell as a percentage of Russia convergent revenues to 25.7% for the year ended December 31, 2019, from 26.9% for the year ended December 31, 2018. The decrease was mainly attributable to the growth of expenses for RUB 903 million in connection with provision for doubtful debt, and increase in advertisement and marketing expenses for RUB 1,660 million.

        Moscow fixed line operating profit for the year ended December 31, 2019, increased by 35.8% to RUB 17,244 million from RUB 12,695 million for the year ended December 31, 2018. Moscow fixed line operating profit increased as a percentage of Moscow fixed line revenue to 44.4% for the year ended December 31, 2019 from 32.7% for the year ended December 31, 2018. The strong increase related to the gain recognized as a result of transaction with the sale of fixed assets and leaseback and several cost optimization initiatives.

        MTS Bank operating profit for the year ended December 31, 2019, increased by 129.7% to RUB 3,473 million from RUB 1,512 million for the period from consolidation date July 5, 2018 to December 31, 2018. MTS Bank operating profit decreased as a percentage of MTS Bank revenue to11.1% for the year ended December 31, 2019 from 12.5% for the period from consolidation date July 5, 2018 to December 31, 2018.

        Other countries and business activities operating loss for the year ended December 31, 2019, decreased by 14.9% to RUB 8,022 million from RUB 9,431 million for the year ended December 31, 2018 due to the acquisition of new companies and newly acquired contracts.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction gain for the year ended December 31, 2019, was RUB 2,106 million, compared to the loss of 4,043 million for the year ended December 31, 2018. The gain recognized in the year ended December, 31 2019 was mainly attributable to the appreciation of the Russian ruble against U.S. dollar and euro during the year ended December 31, 2019.

Finance costs

        Consolidated finance costs for the year ended December 31, 2019, increased by RUB 10,380 million, or 28.06%, to RUB 47,368 million from RUB 36,988 million for the year ended December 31, 2018. The increase was primarily attributable to effect arisen on the modification of debt agreements driven by improved loan terms (RUB 5,601 million) and increased indebtedness (RUB 4,779 million).

Equity in net income of associates

        Non-operating share of the profit or loss of associates for the year ended December 31, 2019 increased by RUB 4,405 million to a income of RUB 3,496 million compared to a loss of RUB 909 million for the year ended December 31, 2018. The increase is primarily attributable to the gain on sale of equity investment in OZON of RUB 3,837 million and increase in profit of other individually insignificant associates in the year ended December 31, 2019.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2019 increased to RUB 2,450 million, as compared to the expense of RUB 934 million for the year ended December 31, 2018 due to decrease of the gain from sale of foreign currencies in the year ended December, 31 2019.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2019 increased by 2.3% to RUB 15,750 million from RUB 15,395 million for the year ended December 31, 2018 mainly due to an increase in the effective tax rate. The effective tax rate increased to 23.6% in the year ended December 31, 2019, from 20.0% in the year ended December 31, 2018 mainly as a result of increase in earnings distributions from subsidiaries, and as a result of an increase in expenses not deductible for tax purposes.

Profit attributable to the non-controlling interest

        Profit attributable to the non controlling interest for the year ended December 31, 2019 decreased by 12.8% and amounted to RUB 858 million compared to profit attributable to the non-controlling interest of RUB 984 million for the year ended December 31, 2018 mainly as a result of an increase in ownership share in the Group associate MTS Bank in 2018 from 26.6% to 55.2% and obtaining control over the entity.

Profit attributable to the Group

        Profit attributable to the Group for the year ended December 31, 2019, increased by RUB 47,393 million, or 692.0%, to RUB 54,241 million, compared to RUB 6,848 million for the year ended December 31, 2018. Profit as a percentage of revenues was 11.4% in the year ended December 31, 2019, and 1.5% in the year ended December 31, 2018. The increase of profit attributable to the Group in the amount of RUB 59,050 relates to low base of 2018 due to provision for fines and penalties with respect to the previously disclosed investigation into our former operations in Uzbekistan recognized in 2018, see also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan." The effect of the provision on our profit attributable to the Group was the increase of RUB 62,493 million. The negative effect of VF Ukraine sale amounted to RUB 3,976 million.

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

Revenues and cost of services and cost of goods

        Consolidated revenues for the year ended December 31, 2018, increased by RUB 33,548 million, or 8.0%, to RUB 451,466 million from RUB 417,918 million for the year ended December 31, 2017. The principal reason for the growth was the acquisition of MTS Bank which added RUB 12,072 million to our consolidated revenues, the large increase in the usage of voice and data tariffs by our subscribers (by RUB 2,592 million), which was mainly attributable to the increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The growth was also attributable to an increase in interconnect revenue by RUB 2,484 million due to an increase in the volume of traffic. The increase of our consolidated revenues for the year ended December 31, 2018 was also supported by the growth in revenues from sales of handsets and accessories by RUB 13,389 million and by the increase of revenues from sales of software products by RUB 3,292 million. The increase in sales of handsets and accessories by RUB 13,389 million resulted from active marketing initiatives and smartphones' penetration. The increase in sales of software products by RUB 3,292 million was attributable to the agreements with newly acquired customers.

        The decrease in our revenues from roaming fees of own subscribers by RUB 1,933 million in the year ended December 31, 2018 due to the cancellation of the fees for incoming calls within the MTS network.

        Consolidated cost of services and cost of goods for the year ended December 31, 2018 increased by RUB 7,050 million and amounted to RUB 168,181 million as compared to RUB 161,131 million for the year ended December 31, 2017 and comprised 37.3% and 38.6% as a percentage of consolidated revenues for the year ended December 31, 2018 and 2017, respectively. The increase in consolidated cost of services and cost of goods is attributable to the growth of cost of goods by RUB 17,778 million caused by the increase in sales of handsets and accessories and software products. The acquisition of MTS Bank added RUB 5,973 million to our consolidated cost of services and cost of goods for the year ended December 31, 2018. The increase in the consolidated cost of services and cost of goods for the year ended December 31, 2018 was also supported by the growth in interconnect expenses by RUB 1,603 million due to an increase in the volume of traffic. The increase was partly offset by the decrease in cost of services attributable to the implementation of IFRS 16 which allowed us to capitalize RUB 10,652 million rent expenses.

        Russia convergent revenues for the year ended December 31, 2018, increased by 5.7% to RUB 392,170 million from RUB 370,982 million for the year ended December 31, 2017. The increase in Russia convergent revenues in the year ended December 31, 2018, was primarily due to the growth of revenues from sales of handsets and accessories by RUB 12,492 million, revenues from voice and data tariffs by RUB 4,468 million, revenues from handsets customization and commissions by RUB 3,110 million and interconnect revenues by RUB 2,350 million. Revenue from voice and data tariffs increased due to active promotion of such tariffs, significant volume of Internet traffic included and the constant quality improvement of services provided. Revenues from sales of handsets and accessories increased to RUB 58,741 million in the year ended December 31, 2018 from RUB 46,249 million in the year ended December 31, 2017 as a result of active marketing initiatives and continued expansion of our retail operations. The increase in revenues from handsets customization and commissions by RUB 3,110 million was supported by the growth in handsets sales. An increase in interconnect revenues by RUB 2,350 million was driven by the growth in volume of incoming traffic.

        Russia convergent cost of services and cost of goods for the year ended December 31, 2018, decreased slightly by 0.5% to RUB 143,512 million from RUB 144,230 million for the year ended December 31, 2017. The decline in Russia convergent cost of services and cost of goods is attributable to the decrease in rent expenses by RUB 10,918 million and line rental expenses by RUB 4,679 million. This was caused by the implementation of IFRS 16. The decline was offset by the increase of cost of goods by RUB 14,010 million caused by the growth in sales of handsets and accessories and software products. The decrease in the Russia convergent cost of services and cost of goods for the year ended December 31, 2018 was also offset by the growth in interconnect expenses by RUB 1,873 million due to an increase in the volume of traffic.

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

        MTS Bank revenues amounted to RUB 12,072 million for the period from the date of MTS Bank's consolidation to December 31, 2018. Banking service revenues as a percentage of our total revenues represented 2.5% in 2018.

        MTS Bank cost of services amounted to RUB 5,973 million for the period from the date of MTS Bank consolidation to December 31, 2018. Cost of banking services as a percentage of our total revenues represented 3.4% in 2018.

        Other countries and business activities revenues for the year ended December 31, 2018, increased by RUB 1,944 million to RUB 32,452 million from RUB 30,508 million for the year ended December 31, 2017 due to the depreciation of national currencies against Russian ruble.

        Other countries and business activities cost of goods for the year ended December 31, 2018, increased to RUB 25,080 million from RUB 22,566 million for the year ended December 31, 2017 due to the depreciation of national currencies against Russian ruble.

Sundry operating expenses/(income)

        Consolidated sundry operating expenses for the year ended December 31, 2018, decreased by RUB 6,807 million. We generated income of RUB 4,549 million and expense of RUB 2,258 million for the year ended December 31, 2018 and 2017, respectively. These amounts comprised (1.0)% and 0.5% as a percentage of consolidated revenue for the year ended December 31, 2018 and 2017, respectively. The primary reason for the change year-over-year was due to the long-lived assets impairment in Turkmenistan and NVision Czech Republic in the amount of RUB 3,775 million for the year ended December 31, 2017.

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

Selling, general and administrative expenses

        Consolidated selling, general and administrative expenses for the year ended December 31, 2018, decreased by RUB 6,922 million and amounted to RUB 83,427 million as compared to RUB 90,349 million for the year ended December 31, 2017 and comprised 18.5% and 21.6% as a percentage of consolidated revenues for the year ended December 31, 2018 and 2017, respectively.

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2018 decreased by RUB 10,288 million to RUB 59,402 million, or 15.1% of Russia convergent revenue, from RUB 69,690 million, or 18.8% of Russia convergent revenue, for the year ended December 31, 2017. Sales and marketing expenses decreased by RUB 7,968 million mainly due to decrease in dealer commissions by RUB 2,548 million as a result of the adoption of IFRS 15 "Revenue from contracts with customers" from January 1, 2018 and decrease in utilities and maintenance expenses by RUB 6,424 million due to adoption of IFRS 16 "Leases" from January 1, 2018. General and administrative expenses decreased by RUB 1,371 million mainly due to decrease in rental expenses due to adoption of IFRS 16 "Leases" from January 1, 2018.

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

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2018, increased by 12.9% to RUB 16,639 million from RUB 14,742 million for the year ended December 31, 2017. Other countries and business activities selling, general and administrative expenses mainly increased by 8.1% due to expenses of newly acquired companies and by 2.8% due to promotional expenses on Satellite TV.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs and other intangible assets for the year ended December 31, 2018, increased by 29% to RUB 95,386 million from RUB 73,940 million for the year ended December 31, 2017 mainly due to adoption of IFRS 16 and IFRS 15. Excluding the effect of adoption of new standards on a like-for-like basis depreciation and amortization expense slightly increased by 2.6% mostly due to acquisitions of new assets during 2018.

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

Operating profit

        Consolidated operating profit grew by RUB 18,780 million to RUB 109,021 million in the year December 31, 2018 from RUB 90,241 million in the year ended December 31, 2017. The effect of new IFRS standards implementation on operating profit for the financial year 2018 amounted to RUB 6,725 million. Acquisition of controlling stake and following consolidation of MTS Bank increased the operating profit by another RUB 1,291 million. The remaining increase was mainly attributable to strong performance of our Russia convergent segment, higher income from sale of our fixed assets as well as lower impairment of our non-current assets.

        Russia convergent operating profit for the year ended December 31, 2018 increased by 11,556 and totaled to RUB 105,377 million against RUB 93,821 million for the year ended 2017. Russia convergent operating profit grew as a percentage of Russia convergent revenues to 27.0% for the year ended December 31, 2018, from 25.3% for the year ended December 31, 2017. The increase was mainly attributable to the effect from the implementation of new IFRS standard, which totaled to RUB 6,821 million (1.7% as a percentage of Russia convergent revenue for the financial year 2018).

        Moscow fixed line operating profit for the year ended December 31, 2018, increased by 44.2% to RUB 12,695 million from RUB 8,801 million for the year ended December 31, 2017. Moscow fixed line operating profit increased as a percentage of Moscow fixed line revenue to 32.7% for the year ended December 31, 2018 from 22.5% for the year ended December 31, 2017. The increase related to implementation of new IFRS standard totaled to RUB 799 million (2.1% as a percentage of Moscow fixed line revenues for the financial year 2018). The remaining growth was mainly attributable to an increase of the gain realized from sale and other disposal of our fixed assets as well as reduction of personnel expenses due to headcount optimization.

        MTS Bank operating profit consolidated from July 5, 2018 amounted to RUB 1,512 million and totaled to 10.9% as a percentage of banking service revenues for the respective period.

        Other countries and business activities operating loss for the year ended December 31, 2018, decreased by 7.2% to RUB 9,431 million from RUB 10,923 million for the year ended December 31, 2017. The decrease in operating loss was mainly attributable to impairment of non-current assets of MTS Turkmenistan in the amount of RUB 3,204 million recognized in the financial year 2017.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction loss for the year ended December 31, 2018, was RUB 4,043 million, compared to the gain of 818 million for the year ended December 31, 2017. The loss recognized in the year ended December, 31 2018 was mainly attributable to the weakening of the Russian ruble against U.S. dollar and euro during the year ended December 31, 2018.

Finance costs

        Consolidated finance costs for the year ended December 31, 2018, increased by RUB 10,977 million, or 42.20%, to RUB 36,988 million from RUB 26,011 million for the year ended December 31, 2017. The increase was primarily attributable to the implementation of new standards IFRS16 "Leases," IFRS9 "Financial Instruments" starting from January 1, 2018. Net of this effect, our finance costs for the financial year ended December 31, 2018 increased by RUB 1,963 million as a result of increased indebtedness.

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

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2018 decreased to RUB 935 million, as compared to the expense of RUB 989 million for the year ended December 31, 2017 due to decrease of the gain from sale of foreign currencies and decrease in charity expenses in the year ended December, 31 2018.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2018 decreased by 13.4% to RUB 15,395 million from RUB 17,780 million for the year ended December 31, 2017 mainly due to decrease in the effective tax rate. The effective tax rate decreased to 20.0% in the year ended December 31, 2018, from 25.8% in the year ended December 31, 2017 mainly as a result of decrease of prior period tax effects and decrease in earnings distributions from subsidiaries, and as a result of decrease in expenses not deductible for tax purposes.

Profit attributable to the non-controlling interest

        Profit attributable to the non-controlling interest for the year ended December 31, 2018 increased by 79.6% and amounted to RUB 984 million compared to profit attributable to the non-controlling interest of RUB 548 million for the year ended December 31, 2017 as a result of an increase in ownership share in our associate MTS Bank from 26.6% to 55.4% and obtaining control over the entity.

Profit attributable to the Group

        Profit attributable to the Group for the year ended December 31, 2018, dropped by RUB 49,194 million, or 87.8%, to RUB 6,848 million, compared to RUB 56,042 million for the year ended December 31, 2017. Profit as a percentage of revenues was 1.4% in the year ended December 31, 2018, and 12.7% in the year ended December 31, 2017. The decrease in the amount of RUB 59,050 relates to provision for fines and penalties with respect to the previously disclosed investigation into our former operations in Uzbekistan, see also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan." Net of the provision effect profit attributable to the Group increased by RUB 9,856 million or 17.6% and totaled to RUB 65,898 million. The positive effect of new IFRS standards implementation amounted to RUB 2,334 million.

B.  Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Our bank loans consist of ruble- denominated borrowings totaling approximately RUB 159.4 billion as of December 31, 2019. We repaid approximately RUB 156.5 billion of indebtedness in 2019. As of December 31, 2019, the total amount available to us under our credit facilities amounted to RUB 363 billion. We had total indebtedness of approximately RUB 498.6 billion as of December 31, 2019, including lease obligations, compared to approximately RUB 528.7 billion as of December 31, 2018. Our total finance costs for the years ended December 31, 2019, 2018 and 2017, were RUB 47.4 billion, RUB 37.0 billion and RUB 26.0 billion, net of amounts of interest capitalized, respectively. See Note 23 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2019, 2018 and 2017 were RUB 91,736 million, RUB 99,568 million and RUB 76,431 million respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. In 2020 we expect capital expenditures to total to approximately up to RUB 90 billion, including data storage investment, with the reduction in spending from Ukraine offset by an expected ramp-up in new growth areas. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2020 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2020 excludes expenditures that may be made in connection with acquisitions.

        In July 2017, the Group acquired a 100% ownership interest in Bashkortostan Cellular Communication OJSC ("BCC"). BCC operates in the Republic of Bashkortostan and holds rights to use 450 MHz and 2,100 MHz radio frequencies. The acquisition enhances the Group's spectrum of resources in the Republic of Bashkortostan. The purchase price comprised of cash payment and a contingent consideration, payable in 12 months from the acquisition date. In October 2017, the Group acquired a 50.82% of ownership interest in the Russian retail software developer Oblachny Retail LLC ("Oblachny Retail"), operating under trademark LiteBox, with a call and put option arrangement existing over another 49.18% of shares. The deal allows the Group to enter the cloud-based cash register market as a fully licensed fiscal data operator ("FDO") and a provider of integrated digital cash management solutions for B2B clients. The purchase price comprised of cash payment and a contingent consideration, payable within 12 months from the acquisition date. As a part of business combination, the Group also contributed RUB 420 million to the share capital of the acquiree to provide funds for future development. The Group has elected to measure the non-controlling interests in the acquiree at fair value. In December 2017, the Group purchased a 100% ownership interest in Praliss Enterprises ("Praliss"), thus acquiring one of the world's leading eSport clubs—Gambit Esports. The acquisition is a part of the Group's 3D strategy. The purchase price comprised of cash payment, a contingent consideration, payable within 12 months from the acquisition date.

        In January 2018, the Group acquired a 78.2% ownership interest in Kulturnaya Sluzhba LLC ("KS"), operating under the trademark Ponominalu.ru. The purchase price comprised a cash payment, deferred payment due within 12 months from the acquisition date, and a contingent consideration to be paid to the sellers if agreed upon financial targets are met by KS. In May 2019 we exercised the option agreement and purchased 667 shares (10.9% stake) of Cubichall Holdings Ltd that allowed us to become the owner of 89.1% stake. In February 2018, the Group acquired a 100% ownership interest in Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass LLC ("MDTZK"), operating under the trademark Ticketland.ru. The purchase price comprised of both cash payment and deferred payment payable within 12 months from the acquisition date. These acquisitions allow the Group to enter the event ticketing market, whilst also broadening the Group's suite of digital services. In August 2018, the Group acquired a 99% ownership interest in science and production association Progressivniye Technologii CJSC, a provider of fixed-line services in the cities of Zhukovskiy and Anapa. The acquisition of Progressivniye Technologii allows the Group to strengthen its position in these local markets and benefit from the expected synergies. The purchase price comprised of cash payment and deferred payment. In December 2018, the Group acquired a 100% ownership interest in IT-Grad 1 Cloud LLC (IT-Grad), one of the largest cloud services providers on the Russian IaaS market. The acquisition allows the Group to strengthen its presence in the Russian cloud services market. The purchase price comprised of cash payment of RUB 1,515 million and a contingent consideration. The Group is bound to pay the contingent consideration of RUB 691 million in 8 months after the acquisition date and of RUB 249 million in 18 months after the acquisition date following certain conditions, including the transfer of rights on tangible and intangible assets. In October 2018, the Group acquired Dekart property complex from Sistema for a total consideration of RUB 5,242 million. The property complex comprises office facilities leased by the Group, subsidiaries of Sistema and other counterparties, parking premises and engineering networks and operates under management agreement with Business-Nedvizhimost, a subsidiary of Sistema. The acquisition enables the Group to optimize its rental expenses and enhance its investment property portfolio.

        In July 2018, the Group increased ownership share in the Group associate MTS Bank from 26.6% to 55.4% and obtained control over the entity. Consideration paid to Sistema for additional share in MTS Bank amounted to RUB 8,273 million. In February 2019, we have increased our ownership in MTS Bank to 94.97% and later in December 2019 we acquired additional 4.46% stake for RUB 1.4 billion. As a result of these transactions, MTS' effective share in MTS Bank increased to 99.9% (including a 0.2% share in the bank held by our subsidiary PJSC MGTS and Bank's ownership of its own treasury shares).

        In June 2019, the Group acquired a 97.4% ownership interest in JSC RIKT ("RIKT"), a fixed-line operator in the Kemerovo region, for cash consideration of RUB 360 million. This acquisition allows the Group to increase its market share in Kemerovo region. In October 2019, the Group finalized the mandatory share repurchase from minority shareholders of RIKT and increased its share in RIKT to 100%. In April 2019, the Group acquired JSC Objedinennye Russkie Kinostudii ("Kinopolis") from Business-Nedvizhimost, a subsidiary of Sistema, for total consideration of RUB 2,042 million. Kinopolis owns fully equipped movie complex in Saint Petersburg. In August 2019, the Group acquired Narodnoje property complex from Sistema for total consideration of RUB 329 million. The property complex comprises office facilities leased by the Group and hostel premises leased by a third party and operates under management agreement with Business-Nedvizhimost, a subsidiary of Sistema. The acquisition enables the Group to optimize its rental expenses and enhance its investment property portfolio. In November 2019, we acquired a 7.5% stake in JUST AI Limited, IT-company specialized in artificial intelligence technologies, machine learning and natural language processing. In December 2019, we acquired a 15.01% stake in SWIPGLOBAL Ltd, IT-company specialized in face recognition payment without using a smartphone or QR code. Both acquisitions are part of our CLV 2.0 strategy. In February 2020, we purchased 51% stake in each of Achemar Holdings Limited and Clarkia Holdings Limited, owners of the operational companies of "Zelenaya Tochka" Group, fixed-line operator in multiple regions of Russia for RUB 1,370 million. The purchase of 51% stake was accounted as investment in joint venture, with a call and put option arrangement existing over another 49% of shares.

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

        We expect to refinance our existing debt when it becomes due. For scheduled maturities of debt principal outstanding as of December 31, 2019 see Note 23 of our audited consolidated financial statements. We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 44.36% of our total charter capital (effective ownership of 50.03%) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us.

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

        We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees, expenses, and applicable tax withholding. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the dollar.

        In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in Russian Rubles, after certain deductions.

        As of December 31, 2019, 2018 and 2017 dividends payable were RUB 23.1 million, RUB 146.2 million and RUB 125.4 million, respectively, and included in the trade and other payables within the consolidated statement of financial position.

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

        As of December 31, 2019, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2019, our notes consisted of the following:

	Currency	Interest rate (actual at December 31, 2019)	Amount
MTS International Notes due 2023	USD	5.00%	27,712
MTS International Notes due 2020	USD	8.625%	18,616
MTS PJSC Notes due 2025	RUB	8.00%	14,984
MTS PJSC Notes due 2022	RUB	7.70%	14,969
MTS PJSC Notes due 2023	RUB	6.85%	14,961
MTS PJSC Notes due 2026	RUB	7.90%	9,998
MTS PJSC Notes due 2022	RUB	9.00%	9,995
MTS PJSC Notes due 2021	RUB	8.85%	9,995
MTS PJSC Notes due 2021	RUB	7.10%	9,992
MTS PJSC Notes due 2025	RUB	7.25%	9,988
MTS PJSC Notes due 2024	RUB	8.70%	9,982
MTS PJSC Notes due 2022	RUB	6.45%	9,973
MTS PJSC Notes due 2023	RUB	6.85%	9,351
MTS PJSC Notes due 2024	RUB	8.60%	7,485
MTS PJSC Notes due 2022	RUB	8.40%	4,991
MTS PJSC Notes due 2031	RUB	7.50%	891
MTS PJSC Notes due 2020	RUB	7.90%	40
Other			12
Total notes			183,935
Less: current portion			(27,937)
Total notes, long-term			155,998

        We have an unconditional obligation to repurchase certain MTS Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2031	March 2021
MTS PJSC Notes due 2023	March 2020

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and other license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. In respect to MTS International Notes due 2023 and MTS International Notes due 2020 we are prohibited from having any judgment, decree or order for payment of money in an amount of $75 million (RUB 4,643 million as of December 31, 2019) which remains unsatisfied for a period of more than 60 days without being appealed, discharged or waived (excluding the total criminal penalty under the agreements with the DOJ). If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

        We were in compliance with our covenants as of December 31, 2019.

Bank loans

        As of December 31, 2019, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2019)	December 31, 2019
RUB-denominated:
Sberbank	2020 - 2024	7.50% - 7.91%	103,832
VTB	2021 - 2024	6.75% - 7.20%	43,893
Other	2020 - 2025	Various	11,659

			159,384
Total bank and other loans			159,384
Less: current portion			(43,809)

Total bank and other loans, long-term			115,575

        See also Note 23 to our audited consolidated financial statements.

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or to undertake any form of capital reduction. Some loans also include an event of default involving an unsatisfied judgment against us in excess of $250 million (RUB 15,476 million as of December 31, 2019) for a period of over 180 consecutive calendar days (excluding the total criminal penalty under the agreements with the DOJ). We were in compliance with our loan covenants as of December 31, 2019.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2019:

	Notes	Bank loans and other debt
Payments due in the year ending December 31,
2020	39,847	56,975
2021	32,430	33,156
2022	50,344	11,232
2023	49,797	7,256
2024	21,069	100,019
Thereafter	37,339	—

Contractual undiscounted cash flows	230,826	208,638
Less: unamortized debt issuance costs	(243)	—
Less: interest	(46,648)	(46,979)
Less: debt modification	—	(2,275)
Total debt	183,935	159,384

        In addition, we had lease obligations in the amount of RUB 155,308 million and RUB 160,552 million as of December 31, 2019 and 2018, respectively. The terms of our material lease obligations are described in Note 24 to our audited consolidated financial statements.

        In addition, Sistema, which currently controls 44.36% of our total charter capital (effective ownership of 50.03%) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Indentures relating to some of our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays were as follows:

	2019	2018	2017
	(amounts in million RUB)
Cash flows from:
Net cash provided by operating activities	106,652	154,390	144,640
Net cash used in investing activities	(29,554)	(78,389)	(81,510)
Net cash used in financing activities	(120,448)	(25,924)	(50,445)
Effect of exchange rate changes on cash and cash equivalents	(2,655)	3,412	(569)

Net increase/(decrease) in cash and cash equivalents	(46,005)	53,489	12,116

Cash outlays for:
Capital expenditures(1)	(91,736)	(99,568)	(76,431)
Acquisition of subsidiaries, net of cash acquired	(2,052)	(3,444)	(367)
Disposal of subsidiaries, net of cash disposed	37,386	619	—
Cash payments for the acquisition of subsidiaries under common control and non-controlling interests	(15,312)	(13,242)	—
Cash inflow from sale and liquidation of associates	3,067	—	—

(1)
Includes acquisitions of property, plant and equipment and intangible assets

        For the year ended December 31, 2019, net cash provided by operating activities was RUB 106,652 million, a decrease of 30.9% from the year ended December 31, 2019. The decrease in amount of RUB 55,607 million related to payment of fines and penalties under investigation into former operations in Uzbekistan. The remaining increase in amount of RUB 7,869 million or 5.1% was partially driven by MTS Bank activities, which contributed RUB 10,513 million of the increase.

        Net cash used in investing activities for the year ended December 31, 2019 totaled to RUB 29,554 million, a decrease of 62.3% in comparison with 2018. Positive effect from proceeds related to sale of our Ukraine operations and share in Ozon in 2019 amounted to RUB 37,386 million and RUB 3,000 million, respectively. In addition, our capital expenditures declined by RUB 7,835 million (last year we invested RUB 7,559 million to acquire data center Avantage). We also spent RUB 5,188 million less on acquisition of subsidiaries and associates in 2019. The negative impact from cash flows related to our swap contracts came to RUB 9,351 million.

        Net cash used in financing activities for the year ended December 31, 2019 increased by RUB 94,524 million or 364.6.2%, and totaled to RUB 120,448 million. The increase was mainly driven by cash flows related to our debt. We repaid RUB 108,641 million more of our debt than in 2018. At the same time proceeds from loans and issuance of notes were by RUB 12,365 million higher than in 2018.

        For the year ended December 31, 2018, net cash provided by operating activities was RUB 154,390 million, an increase of 6.7% from the year ended December 31, 2017. The increase was mainly attributable to the effect of IFRS 15 and IFRS 16 implementation, which led to reclassification of cash flows related to capitalized contract costs and part of rental payments to investing and financing activities, respectively. On like to like basis, net cash provided by operating activities for 2018 financial year decreased by 7,341 million or 5.1% and totaled to RUB 137,299 million. The main negative effect resulted from acquisition of controlling stake and further consolidation of MTS Bank, the operating cash outflow related to bank activities totaled to RUB 9,922 million or 6.9% of the decrease.

        Net cash used in investing activities for the year ended December 31, 2018 decreased by RUB 3,121 million or 3.8% and totaled to RUB 78,389 million. The decrease in amount of RUB 14,963 million related to lower investing in deposits, traded debt securities and assets in trust management of Sistema-Capital. At the same time the inflows from investing in traded securities and assets in trust management increased by RUB 13,211 million, including RUB 4,490 million from MTS Bank activities. Other positive effect resulted from cash inflows from our swaps and forward contracts, which amounted to RUB 6,892 million. Our capital expenditures in the financial year 2018 increased by RUB 23,137 million including through RUB 7,559 million related to purchase of data center from Avantage, RUB 5,527 million spent for acquisition of 4G licenses in Ukraine as well RUB 959 million of MTS Bank capital expenditures. In 2018, we also spent RUB 6,225 more on acquisition of subsidiaries and associates (thereof RUB 3,190 million for Ticketland, RUB 2,998 million for Ozon). Cash paid for capitalized contract costs reclassified from operating activities as a result of IFRS 15 implementation totaled to RUB 3,855 million.

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

Liquidity

        As of December 31, 2019, we had total cash and cash equivalents of RUB 38,070 million (RUB 32,608 million in rubles, RUB 2,751 million in euros, RUB 1,014 million in U.S. dollars, RUB 430 million in Ukrainian hryvnias, RUB 419 million in Turkmenistan manat and RUB 848 million in other currencies). In addition, as of December 31, 2019, we had short-term investments of RUB 25,618 million, mostly in form of investments in mutual funds and debt securities (assets in Sistema-Capital trust management) as well as deposits. We also had RUB 363,000 million available under existing credit facilities as of December 31, 2019. For a description of our outstanding external financing, see Note 23 to our audited consolidated financial statements.

        As of December 31, 2019, we had a working capital deficit of RUB 153,869 million compared to a deficit of RUB 26,537 million as of December 31, 2018. The increase primarily related to increase of current portion of our debt by RUB 68,683 million as well as decrease of cash and cash equivalents by RUB 46,006 million. We expect to repay all our debts as they become due from our operating cash flows or through re-financings. We believe that our operating cash flows, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2019 and 2018 that was distributable under Russian legislation amounted to RUB 91,088 million and RUB 83,575 million respectively.

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

C.  Research and Development, Patents and Licenses, etc.

        Not applicable.

D.  Trend Information

Sales

        In 2019, our revenues in Russia increased by 2.1% . Our mobile subscriber base in Russia and Armenia increased to 81.3 million subscribers as of December 31, 2019 from 80.1 million subscribers as of December 31, 2018. We expect our consolidated subscriber base to remain stable in 2020 as a result of continued marketing and advertising activity. We expect growth in the long term due to increased use of IoT (M2M) devices. We anticipate our consolidated revenues will remain stable in 2020 mainly based on growth in development of our broadband business and convergent services and growth in sales of handsets and accessories.

        Average monthly minutes per subscriber in Russia slightly decreased and amounted to 385 minutes in 2019 as compared to 390 minutes in 2018. We expect an increase in megabytes per subscriber due to our efforts aimed at stimulating data usage.

        Our subscriber base in Armenia remained stable and amounted to 2.2 million subscribers in 2019. We expect the growth of competition in these markets may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers and macroeconomic trends calling for "save mode."

        Russia is the largest market for us, both in terms of subscribers and revenue. In 2019, the underlying developments within this market remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. We focused our efforts to develop new competencies in the digital economy. We expect growth of business activity in Russia to continue throughout 2020.

        We expect a challenging operating environment in 2020 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro-denominated debt. For further information on these risks, see "—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations," and "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

        However, considering current macroeconomic conditions, our management believes that we will experience medium- and long-term growth. Due to the fact that the Russian market is highly penetrated, we believe the next wave of revenue growth for the overall market is likely to come from customers' increasing use of data and convergent services.

  Moscow Fixed Line Operations

        In 2019 total revenue of MGTS increased by 0.01%. MGTS revenue from broadband Internet services increased by 21.2%. The increase was due to the high quality of services, favorable tariffs and optimization of work, which led to the transition of subscribers from competitors. MGTS revenue from digital television services in 2019 increased by 29.4%. The growth is mainly in the B2C market, where MGTS is the leader in terms of growth rates and the number of TV subscribers. In 2020, we expect further growth in revenue from broadband Internet and digital television services, mainly due to the launch of new products / tariffs, the development of sales channels and an increase in the subscriber base.

        In 2019, revenue from MGTS fixed line services decreased by 9.6%. In 2019, the subscriber base of B2C and B2B segments decreased by 6.4% and 5.9%, respectively. We expect a further decrease in MGTS revenue from fixed-line voice services due to a reduction in the subscriber base in 2020.

        In 2019, MGTS' revenue from data services in B2G segment decreased by 34% due to the termination of some contracts with government customers. In 2020, we do not expect significant reduction of MGTS' revenue from data services in B2G segment.

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia remained relatively stable at around 34% for the year ended December 31, 2019. We continued to offer our popular tariff plans "SMART" (integrated voice and data bundles): "My Smart," "X" for Youth segment, "Tarifische" with unlimited Internet and "Our Smart." We expect that the possibility of choosing traffic bundles, connecting of converged services and other our activities will increase customer loyalty and allow us to keep churn rate under control in 2020.

  Moscow Fixed Line Operations Churn

        Reducing churn and increasing customer loyalty are among the most important areas of MGTS activity. The outflow speed is different for different services. Fixed-line voice services are a fundamental MGTS service. The outflow rate for MGTS fixed line services increased by 0.8% to 6.9% during the year ended December 31, 2019, compared with 6.1% for the year ended December 31, 2018. MGTS intends to prevent an increase in the outflow rate for fixed line services in 2020 through fixed and mobile offer packages.

        The outflow level of MGTS broadband Internet access services increased to 16.18% during the year ended December 31, 2019, compared with 9.96% for the year ended December 31, 2018. The outflow rate of MGTS digital television services increased to 17.8% during the year ended December 31, 2019, compared with 12.6% for the year ended December 31, 2018. MGTS plans to increase customer loyalty in 2020 in order to strengthen its leading position in the market.

E.  Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

        We regularly enter into fixed to variable interest rate swaps to eliminate the exposure of changes in value of debt obligations. Interest rate swap contracts outstanding December 31, 2019 mature in 2020.

        In addition to the above, we have also entered into several cross currency interest rate swap agreements. Most of these contracts hedged the risk of both interest rate and currency fluctuations and assumed periodic exchanges of interest payments or both principal and interest payments from RUB denominated amounts to USD denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. Each qualifying for cash flow hedge accounting cross-currency interest rate swap matches the exact maturity dates of the underlying debt allowing for highly effective hedges. Cross currency interest rate swap contracts mature in 2023 - 2024.

F.  Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2019:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in millions of RUB)
Contractual Obligations:(1)
Long-term principal debt obligations(2)	72,020	83,498	155,319	35,000	345,837
Interest payments(3)	24,802	43,664	22,822	2,339	93,627
MTS Bank deposits and liabilities	138,414	1,459	175	463	140,511
Lease obligations	27,650	50,003	50,002	106,411	234,066
Purchase obligations(4)	36,869	7,681	583	1,529	46,662
Provision for decommissioning and restoration	126	—	—	4,662	4,788

Retirement and post-retirement obligation	243	14	18	45	320

Payments related to business acquisitions	910	—	—	—	910

Total	301,034	186,319	228,919	150,449	866,721

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Does not include the amount of debt modification.

(3)
Interest payments are calculated based on indebtedness as of December 31, 2019, scheduled maturities for the debt and interest rates effective as of December 31, 2019. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 23 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(4)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Felix V. Evtushenkov	1978	Chairman of the Board of Directors, Non-Executive Director
Artem I. Zassoursky(3)(4)(5)	1979	Non-Executive Director
Alexey B. Katkov(3)	1977	Non-Executive Director
Antonios T. Antoniou(1)(2)(3)(4)(5)	1958	Non-Executive Independent Director
Regina von Flemming(1)(2)(3)(5)	1965	Non-Executive Independent Director
Vsevolod V. Rozanov(3)(4)(5)	1971	Non-Executive Director
Thomas Holtrop(1)(2)(4)(5)	1954	Non-Executive Independent Director
Valentin B. Yumashev(1)	1957	Non-Executive Independent Director
Alexey V. Kornya(3)(4)	1975	Executive Director, President and Chief Executive Officer ("CEO")
Alexander E. Gorbunov(3)	1967	Vice President, Strategy and Development—Member of the Management Board
Tatyana S. Chernysheva	1977	Vice President, Human Resources—Member of the Management Board
Inessa V. Galaktionova	1974	First Vice President, Telecommunications—Member of the Management Board
Ilya V. Filatov	1976	Vice President, Financial Services—Member of the Management Board
Dmitry A. Khomchenko	1976	Vice President, Information Technology—Member of the Management Board
Ruslan S. Ibragimov(4)	1963	Vice President, Government Relations and PR—Member of the Management Board
Andrey M. Kamenskiy	1972	Vice President, Finance—Member of the Management Board and Chief Financial Officer ("CFO")
Vyacheslav K. Nikolaev	1970	First Vice President, Customer Experience, Marketing and Ecosystem Development—Member of the Management Board
Igor N. Mishin	1962	Vice President, Media—Member of the Management Board
Dmitry A. Khalin	1971	Vice President, Cloud and Digital Solutions—Member of the Management Board

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Strategy Committee.

(4)
Member of the Corporate Governance Committee.

(5)
Member of the Special Committee.

        Felix V. Evtushenkov was appointed Chairman of our Board of Directors in June 2019. He is the Deputy Chairman of the Board of Sistema, Chairman of its Ethics and Control Committee, as well as the Chairman of the Board of the Sistema Charity Fund. He is also a Member of the Board of Directors of Redline Capital Partners S.A., BF "Sistema," OJSC "Element," SCP International Investments, SCP GROUP HOLDINGS SA and Sistema. From 2012 he has served as First Vice President at Sistema. Prior to that from 2011 to 2012, he served as First Vice President, Head of Core Assets. In 2008, he was appointed Vice President, Head of Consumer Assets, at Sistema. From 2000 to 2006 he worked as General Director, CJSC Sistema-Gals, and from 2006 to 2008 as President OJSC Sistema-Gals. Mr. Evtushenkov began his career as an Associate of the President in Sistema-Invest CJSC and Executive Director of the Industry Department at Sistema from1999 to 2000.

        Artem I. Zassoursky serves as one of our Directors since June 2017. He also is a Member of our Strategy Committee, Corporate Governance Committee and Special Committee. Mr. Zassoursky is also a Vice President for Strategy and a Member of the Management Board of Sistema. He was a Member of the Board of Directors of Business-Real Estate, Agroholding Steppe, Stream LLC, Sitroniks, Detskiy Mir, Insitel Services Private Limited, and now he is a Member of the Board of Directors of OJSC Vostok Inv., Sistema Asia Capital PTE, LTD and Chairman of the Board of Directors of Medsi. Prior to joining Sistema, he held the position of General Director of Stream LLC, in 2013 he served as a Vice President of SMM OJSC. He held various senior positions at major media companies prior to 2013.

        Alexey B. Katkov serves as one of our Directors since June 2018. He is the Chairman of our Strategy Committee. He is also a Member of the Management Board of Sistema, Member of the Board of Directors of SVK Fund, Ozon Holdings Ltd., Detsky Mir, Sistema Venture Capital LLC and a number of other companies. He is a President of SVK Fund LLC and a CEO and President of Sistema Venture Capital LLC. Mr. Katkov is also the Chairman of Sitroniks Detsky Mir, PJSC MGTS and Sistema Consult Boards of Directors. In 2015, he was First Vice President and COO at SMM JSC. Previously, from 2000 to 2015, he worked at Mail.ru LLC, where he served as Vice President, Commercial Director and Director for International and Regional Development.

        Regina von Flemming serves as one of our Directors since June 2015. She is also the Chairman of our Remuneration and Nomination Committee and a Member of our Audit Committee and Strategy Committee. She also is a Member of the Special Committee of our Board of Directors. Ms. Von Fleming is Member of Board of Directors of PJSC "Sovcombank" serving as the Chairman of the audit committee and a Member of the ESG committee, PJSC "Chelpipe" serving as the Chairman of the nominations and remunerations committee and as a Member of the audit committee and also serves on the Board of Directors of the Russian Standard Charitable Foundation. She is also employed as a Marketing Director at Weinstube. Previously, from 2016 to 2018, she was a Member of our Remuneration and Nomination Committee. Ms. von Flemming served as the CEO and Publisher of Axel Springer Russia from 2005 to 2015. Prior to that, she was the founder and owner of Flemming & Partner GmbH Berlin—Moscow, a consultancy providing services in the areas of crisis management, start up, interim management and restructuring, interim CEO in Russia mainly for German and Russian entities. From 2000 to 2003, she worked as Vice President of the "US Russia Investment Fund" at Delta Capital, one of the first private equity funds in Russia. Prior to joining Delta Capital, she held various management roles in German companies.

        Antonios T. Antoniou serves as one of our Directors since June 2019. He serves as a Member of our Remuneration and Nomination Committee, Audit Committee, Corporate Governance Committee, Strategy Committee and Special Committee of our Board of Directors. He has been a Non-Executive Director at Polyus Gold International Ltd. since 2016. He has worked as Non-Executive Director at both Transcreditbank (2010-2011) and International Petroleum Ltd. (2011-2013). In 1993, started working at PwC Russia, where over the next decade he rose through a series of leadership roles, including as lead partner of the company's Saint Petersburg office. Mr. Antoniou has over 30 years of experience in the public and private sectors, having begun his career at PricewaterhouseCoopers (PwC) in the UK, where he worked from 1979 to 1993.

        Vsevolod V. Rozanov serves as one of our Directors since June 2012. He is also the Chairman of our Corporate Governance Committee. He also is a Member of our Strategy Committee and Special Committee of our Board of Directors. Mr. Rozanov is also the Chairman of the Board of Directors of MTS Bank. Since 2013 he served as the Vice President—Head of Finance and Investments Complex in Sistema and now he serves as its Managing Partner. He was a Member of the Board of Directors of "Mikron" PJSC, Insitel, UK Segezha Group" LLC, "Landshaft" CJSC, "Leader Invest" OJSC, "Sistema Finance S.A. Currently he is also a member of the Boards of Directors in EAST-WEST UNITED BANK S.A., member of Management Board in Charity Fund Sistema, Sistema Asia Capital PTE, LTD, OJSC Sistema Vostok Inv. He also was Deputy Chairman of the Board of Directors in SSTL until 2018. Since 2014 until 2015 he was a member of "SG-Trans" CJSC and "Landshaft" CJSC' Boards of Directors and the Chairman of the Board of Directors in "DIK" LLC. From 2008 until 2013 he served as the President of SSTL and from 2006 until 2008 served as our Vice President and Chief Financial Officer. In 2004 he was appointed Deputy General Director for Economics and Finance of Comstar UTS, coordinating the preparation of the company's IPO on the London Stock Exchange. From 2002 until 2004 served as Deputy General Director and Chief Financial Officer of MTU-Inform. From 1993 until 2001 held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

        Thomas Holtrop serves as one of our Directors since February 2013. He is also the Chairman of our Audit Committee, a Member of Remuneration and Nomination Committee and Corporate Governance Committee. He also is the Chairman of our Special Committee. From 2005 to 2011, Mr. Holtrop served as a member of the Supervisory Board at Gruner & Jahr (Hamburg). Prior to that, from 2001 to 2004, he served as the President of T-Online International AG. Mr. Holtrop also served as a member of the Board of Directors at Deutsche Telecom AG from 2002 to 2004. Prior to that, he served as Vice President at American Express International Inc. and was a member of the Board of Directors at Bank 24 AG and Deutsche Bank 24 AG.

        Valentin B. Yumashev serves as one of our Directors since June 2019. He is also a Member of our Remuneration and Nomination Committee. He is a Member of the Board and Advisor of the Boris Yeltsin Presidential Center Fund. He also serves as Advisor to the President of the Russian Federation on a pro bono basis. In 1997-1998, he served as the head of the Russian Presidential Administration. In 1996, he worked as a media relations advisor to the Russian president. From 1987 to 1995 he served in a series of leadership roles at Ogoniok magazine, including as General Director. Mr. Yumashev began his career in 1978 as a journalist at Moskovsky Komsomolets. Mr. Yumashev holds a degree in journalism from Lomonosov Moscow State Unviersity.

        Alexey V. Kornya serves as our President and CEO since March 2018. He is also a Member of our Corporate Governance Committee and Strategy Committee. He was the Chairman of the Board of Directors of Mobile TeleSystems LLC until 2019 and now he is a Member of the Board of Directors of MTS Bank and Sistema Capital. Mr. Kornya is also a Chairman of the Board of Directors of RTC and a Member of the Board of Directors of Charity Fund Sistema since 2018. He is also serves as a Member of the Advisory Board of Amdocs. Mr. Kornya is a member of the GSMA Association. He also served as our Vice President for Finance, Investments, Mergers and Acquisitions—CFO from 2016. From July 2008, he served as our Acting Vice President for Finance and Investments. From March 2007 to December 2008, Mr. Kornya served as our Chief Financial Controler. He served as our Financial Planing and Analysis Director from November 2004 to March 2007 and as CFO of our Urals Macro-region branch from July 2004 to November 2004.Mr. Kornya joined MTS in July 2004 as MTS Financial Director in the Ural Federal District. Prior to joining MTS, Mr Kornya worked for North West Telecom and PwC Audit.

        Alexander E. Gorbunov serves as our Vice President for Strategy and Development since April 2018. He is also a member of our Strategy Committee. Before that, he was a Member of our Board of Directors, and Deputy Chairman of our Board of Directors. In addition, Mr. Gorbunov serves as a Chairman of Board of Directors of SSTL and a Member of the Board of Directors of YouDo. From 2011 until 2018 he served as Vice-President managing telecom assets of Sistema. From 2010 until 2011, Mr. Gorbunov served as Executive Vice President for development of telecommunication assets at Core Assets Business Unit of Sistema and from 2011 until 2015—as Executive Vice-President. From 2006 until 2010, he served as Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

        Inesa Galaktionova serves as First Vice President for Telecommunications in August 2019, having earlier joined us in February 2019 as our Vice President for Sales and Customer Service. Ms. Galaktionova brings to our team extensive industry experience, deep domain expertise, and a laser-sharp focus on operational rigor, having held multiple senior executive roles at leading Russian companies, including as Deputy CEO of Russian Post from 2013 to 2019 and Chief Commercial Officer of Tele2 Russia from 2009 to 2013. She began her career at Philips, where she worked from 1996 to 2009, ascending to Chief Marketing Officer of the Russia & Central Asia region. Ms. Galaktionova is a Member of the Board of Directors of MTS Bank, MGTS, RTC, MTS Armenia, Cloud Retail LLC and Cloud Retail plus LLC.

        Ruslan S. Ibragimov serves as our Vice President—Government Relations and PR since August 2019. He earlier served as Vice President for Corporate & Legal Affairs from 2008-2019 and has been a member of our Management Board since 2007. Since 2015 he is also a Member of our Corporate Governance Committee. He is also a Vice President of the Russian Corporate Counsel Association (RCCA) and Senior Director of the Association of Independent Directors, Chairman of the Management Board of the National Payments Council Association, and Chairman of the Business Legal Support Committee of the Russian Managers Association. Mr. Ibragimov also serves as a Member of the Board of Directors of Vysshaya Shkola Publishers OJSC, Prosveshcheniye Publishers JSC and Doctor Ryadom LLC. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters, as well as headed our Legal Department. Prior to joining us, Mr. Ibragimov was a member of the law firm Ibragimov, Kagan and Partners from July 2002 to June 2006. From 1996 to 2002, he served as Deputy General Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

        Andrey M. Kamenskiy serves as our Vice President—Chief Financial Officer since April 2018. He is also a Member of the Board of Directors of Mobile TeleSystems LLC, MTS Bank, MGTS, RTC, Sistema Capital and MTS Belarus. Prior to that, he served as Executive Vice President, Finance and Economics for Sistema since 2011. From 1997 to 2011, he held senior positions in finance in Trade House Perekrestok, San InBev and ING Bank (Eurasia).

        Vyacheslav K. Nikolaev serves as our First Vice President for Customer Experience, Marketing and Ecosystem Development since March 2020, prior to that he served as our Vice President for Customer Experience and Marketing since August 2019 and earlier served as our Vice President for Marketing since July 2017. He is a Member of the Board of Directors of MTS Armenia, MTS Bank, MGTS, RTC, KS, MTDZK and Kinopolis. Mr. Nikolaev has been working for MTS since October 2004 and held various positions within the Group. Prior to joining MTS, he held various key positions in OOO Renaissance Capital—Financial Consultant and TRUST Investment Bank, OJSC.

        Dmitry A. Khalin serves as our Vice President for Cloud and Digital Solutions since January 2020. In addition, he serves as an expert consultant on AI matters for the Russian Independent Directors Association. From 2007 through December 2019 he held a series of senior executive roles at Microsoft Russia, most recently from 2013 to 2019 as Chief Technology Officer (CTO) and General Manager of the Microsoft Russia Development Center, as well as leading the company's regional AI strategy. From 2009 to 2013 he headed Microsoft's SME and corporate sales efforts in Russia, and from 2007 to 2009 he served as Strategic Technologies Director. From 2006 to 2007 he worked as Marketing Director at Xerox Russia, having come from Microsoft where he worked as Enterprise Partner Group Manager from 1999 to 2006. Prior to that he held roles in sales and customer support at DEC and Siemens, after beginning his career in 1994 as a programmer at Russia's Electronic Computing Research Center. In addition, he serves as an expert consultant on AI matters for the Russian Independent Directors Association.

        Tatyana S. Chernysheva serves as our Vice President for Human Resources since November 2019. Previously she headed the leadership development practice at the Moscow office of Spencer Stuart International. In 2016-2017, she launched multiple independent projects in HR consulting. In 2016, she worked at LSR Group as Deputy CEO for Human Resources and Organizational Development. From 2004 to 2016, she held a series of HR Director roles at local offices of leading global companies, including Lamoda Group, Alliance Healthcare, Danone Group, and Johnson&Johnson.

        Ilya V. Filatov serves as our Vice President for Financial Services since August 2019. He also serves as CEO of MTS Bank. He is also a Member of the Board of Directors of RTC, East-West United Bank S.A. (EWUB), Sistema Capital, Cloud Retail LLC and Cloud Retail Plus LLC. Mr. Filatov joined MTS Bank in 2014 as First Deputy Chairman of the Management Board and was appointed the bank's chief executive in 2015. He earlier held a series of leadership positions at UralSib Bank from 2005 to 2014, including Deputy Chairman of the Management Board.

        Dmitry A. Khomchenko serves as our Vice President for Information Technology since August 2019. He also is the Chairman of Board of directors STS JSC and the Chairman of the Supervisory Board of NVision Chech Republic. He has served as our Director of Information Technology since 2014. From 2015 to 2019 he concurrently worked as CEO of Sitronics Telecom Solutions (currently MTS IT), and since 2015 he has also been a member of the supervisory board of Nvision Czech Republic.

        Igor N. Mishin serves as our Vice President for Media since September 2019, He is also a Vice President of the Russian Academy of Television, Member of the European Film Academy, Science & Technology Laureate of the Russian Federation, and Chairman of the Board of Trustees of the Outdoor Film Festival, the world's largest open-sky movie watching event. From 2014 to 2016 he served as General Director of TNT, one of Russia's most-watched TV networks. Prior to that he worked as a President of A-One Concept Media, Inc., General Producer for TV Service CJSC (Muz-TV music channel) and General Director of Amedia.

        All members of our Board of Directors were elected at the annual shareholders' meeting on June 27, 2019 and will serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2020. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.  Compensation of Directors and Senior Management

        We accrued compensation to our Directors and Senior Management during 2019 for services in all capacities provided to us in an aggregate amount of approximately RUB 1,574 million, this amount comprised RUB 917 million in base salaries and RUB 657 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued in 2019 amounted to RUB 798 million.

        Members of the Board of Directors who are independent non-executive directors receive annual base compensation of $300,000 (RUB 19,421 million) or $400,000 (RUB 25,894 million) in the case of an independent non-executive director who serves as Chairman of the Board of Directors.

        Independent non-executive directors who also serve on Board committees receive additional compensation as follows. Members of the Strategy Committee, Remuneration and Nomination Committee, Audit Committee and Corporate Governance receive additional annual compensation of $30,000 (RUB 1,942 million), and a director serving as Chairman of the foregoing committees receives additional annual compensation of $50,000 (RUB 3,237 million). Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board in relation to certain assigned matters, receive additional annual compensation of $30,000 (RUB 1,942 million), and a director serving as Chairman of a special committee receives additional annual compensation of $50,000 (RUB 3,237 million). Members of all other Board committees receive additional annual compensation of $25,000 (RUB 1,618 million) and a director serving as Chairman of any other Board committee receives additional annual compensation of $30,000 (RUB 1,942 million).

        Independent non-executive members of the Board of Directors are also eligible for remuneration in the form of shares. The number of shares to be transferred to each non-employee Director based on the results of the corporate year shall be determined as the quotient obtained by:

  •
  the ruble equivalent of $100,000 (RUB 6,474million) calculated according to the exchange rate established by the CBR for the date of the annual meeting of shareholders by the end of the corporate year divided by the share price in rubles being the weighted average price of the share for the last 30 calendar days preceding the annual meeting of shareholders, during which the trading was held on the Moscow Exchange.

        The aggregate amount of compensation received by an independent non-executive director (including annual base compensation and remuneration for performance of additional duties for serving as a Board committee member should not exceed $400,000 (RUB 25,498 million) and for serving as Chairman of the Board of Directors should not exceed $500,000 (RUB 32,368 million). In the event of early termination of a director, such director receives a pro rata share of the base, committee and bonus compensation based on the amount of time the director served on our Board.

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

Audit Committee

        Our Audit Committee consists of three members appointed by the Board of Directors. The current members are Thomas Holtrop, Regina von Flemming and Antoniou Antonios Theodosiou, all of whom are independent members of the Board of Directors. Mr. Thomas Holtrop serves as the Chairman of the Audit Committee. The Audit Committee is primarily responsible for the integrity of our financial statements; overseeing our internal control system; overseeing our accounting and financial reporting processes and the internal and external audits of our financial statements; recommending the appointment and compensation of the independent auditors to the Board of Directors; overseeing the performance of the auditors; reviewing issues raised by the auditors, management and/or Board of Directors and, as required, making recommendations to the Board of Directors; resolving matters arising during the course of audits; and since February 25, 2015 exercises functions related to ethics matters.

        According to the bylaws, the Audit Committee shall convene with our external auditors at least four times a year, but may convene more frequently if the Audit Committee chooses to do so.

Remuneration and Nomination Committee

        Our Remuneration and Nomination Committee consists of four members appointed by the Board of Directors. The current members are Antoniou Antonios Theodosiou, Thomas Holtrop, Valentin Yumashev, and Regina von Flemming, who serves as the Chairman of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

        According to the bylaws, the Remuneration and Nomination Committee shall be convened by the Chairman of the Remuneration and Nomination Committee, at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

President

        Our President is elected by the Board of Directors for a term of three years and can be reelected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day to day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. On March 1, 2018, the Board of Directors has elected Alexey Kornya as our President and CEO for three years effective March 13, 2018.

Management Board

        In October 2006, we revised our charter to establish a new governing body called the Management Board. The Management Board is an executive body, which oversees certain aspects of our ongoing activities. The overall number of the Management Board members is approved by the Board of Directors at the proposal of the President with each member being elected by the Board upon nomination by the President. Each Board member is elected for a three-year period and can be reelected an unlimited number of times.

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

  •
  Irina R. Borisenkova, who holds the position of Chief Accountant—Managing Director, Finance and Investment Complex, Sistema;

  •
  Maxim A. Mamonov, who holds the position of Director for internal control and audit of MTS; and

  •
  Andrey Poroh, who holds the position of the Vice-president for internal control and audit of Sistema JSFC.

        The members of our Auditing Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June, 2020.

Audit Committee Financial Expert

        Our Board of Directors has determined that Thomas Holtrop is an "audit committee financial expert" as defined in Item 16A of Form 20 F. Mr. Holtrop is "independent" as defined in Rule 10A 3 under the Exchange Act and current New York Stock Exchange listing rules applicable to us. For a description of Mr. Holtrop's experience, please see "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Key Biographies."

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

D.  Employees

        At December 31, 2019, we had 62,885 employees. Of our 60,972 employees in Russia, we estimate that 616 were executives; 14,123 were technical and maintenance employees; 31,263 were sales, marketing and customer service staff; and 14,970 were administration and finance staff. In addition, of the 60,972 employees in Russia, we estimate that 19,017 were employed in our retail unit.

        As of December 31, 2019, 149 of our employees worked in Ukraine (in subsidiaries other than disposed in December 2019). Of these employees, we estimate that 6 were executives; 92 were technical and maintenance employees; 13 were sales, marketing and customer service staff; and 38 were administration and finance staff.

        As of December 31, 2019, 86 of our employees worked in Turkmenistan. Of these employees, we estimate that 8 were executives; 32 were technical and maintenance employees; 3 were sales, marketing and customer service staff; and 43 were administration and finance staff.

        As of December 31, 2019, 1,189 of our employees worked in Armenia. Of these employees, we estimate that 9 were executives; 132 were technical and maintenance employees; 737 were sales, marketing and customer service staff; and 311 were administration and finance staff.

        As of December 31, 2019, 489 of our employees worked in other countries, such as Czech Republic and Belarus (employees of NVision Group subsidiaries). Of these employees, we estimate that 18 were executives; 410 were technical and maintenance employees; 13 were sales, marketing and customer service staff; and 48 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2019 and 2018:

	Years ended
	December 31, 2019	December 31, 2018
Russia	60,972	60,071
Ukraine	149	3,537	*
Turkmenistan	86	125
Armenia	1,189	1,140
Other	489	501

Total	62,885	65,374

*
Including employees of VF Ukraine.

        Our employees are not unionized, except for 1,600 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.  Share Ownership

        As of April 17, 2020, we believe, that our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 17, 2020, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 17, 2020
Directors and Executive officers	Number	%(1)
Ilya V. Filatov, Vice President, Financial Services—Member of the Management Board	3,051,022	0.17219%
Alexey V. Kornya, Executive Director, President and CEO	447,679	0.02526%
Ruslan S. Ibragimov, Vice President—Government Relations and PR	306,279	0.01728%
Dmitry A. Khomchenko, Vice President, Information Technology—Member of the Management Board	123,036	0.00694%
Vsevolod V Rozanov, Non-Executive Director	72,792	0.00411%
Vyacheslav K. Nikolaev, First Vice President, Customer Experience, Marketing and Ecosystem Development—Member of the Management Board	30,805	0.00174%
Regina von Flemming, Non Executive Independent Director	20,305	0.00115%
Thomas Holtrop, Non Executive Independent Director	16,338	0.00092%
Total	4,068,256	0.22959%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,771,935,950 ordinary shares outstanding as of April 17, 2020.

        Our management are entitled to remuneration in the form of options granted to them for MTS ordinary shares, which will expire in a weighted average term of approximately 3 years. The transfer of such shares is probable and is subject to certain employment conditions. In 2019, options related compensation accrued in the amount of RUB 798 million.

        The following table sets forth information with respect to our ordinary shares in the form of share options granted to our current directors and executive officers as of April 17, 2020. All shares of common stock have the same voting rights.

	Number of ordinary shares as of April 17, 2020
Directors and Executive officers	Number	%(1)
Ilya V. Filatov, Vice President, Financial Services—Member of the Management Board	700,894	0.3956%
Alexey V. Kornya, Executive Director, President and CEO	520,124	0.02935%
Vyatcheslav K. Nikolaev, Vice President—First Vice President—Customer Experience, Marketing and Ecosystem Development	205,400	0.01159%
Ruslan S. Ibragimov, Vice President—Government Relations and PR	201,650	0.01138%
Alexander E. Gorbunov, Vice President—Strategy and Development	199 995	0.01129%
Andrey M. Kamenskiy, Acting Vice-President—Chief Financial Officer	197,654	0.01115%
Inesa Galaktionova, Vice President—Sales and Customer Service	181,707	0.01025%
Dmitry A. Khomchenko, Vice President, Information Technology—Member of the Management Board	139,960	0.00790%
Igor N. Mishin, Vice President, Media—Member of the Management Board	110,359	0.00623%
Tatyana S. Chernysheva, Vice President, Human Resources—Member of the Management Board	56,183	0.00317%
Dmitry A. Khalin, Vice President, Cloud and Digital Solutions—Member of the Management Board	53,741	0.00303%
Total	2,567,667	0.14491%

(1)
Percentage of ordinary shares in the form of share options granted to each named director and executive officer is based on 1,771,935,950 ordinary shares outstanding as of April 17, 2020.

Item 7.    Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table sets forth, as of April 17, 2020, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 17, 2020
Name	Number	Percentage
Sistema(1)	634,674,257	35.82%
Sistema Finance S.A.	31,432,984	1.77%
STA(2)	220,467,234	12.44%
ADS holders(3)	630,963,214	35.61%
Other Public Float (including our directors and executive officers)(4)	254,398,261	14.36%

Total(5)	1,771,935,950	100.0%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and is considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Finance SA, and Sistema Telecom Activy ("STA"). Mr. Evtushenkov is also the chairman of the board of directors of Sistema.

(2)
STA is a limited liability company formed under the laws of Russia. Sistema owns 100% of STA, which became a holder of our 12.44% beneficial ownership after VAST LLC and Invest-Svyaz CJSC, the previous beneficial owners of this ownership interest, were merged into STA in 2010 and 2011, respectively.

(3)
As of April 1, 2020, the total number of ADSs outstanding was 315,481,607, representing underlying ownership of 630,963,214 shares, or approximately 35.61% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is Sberbank of Russia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        Our subsidiaries, MGTS and Bastion, owned 7,569,230 and 114,692,734 of our ordinary shares, respectively, as of April 17, 2020.

        As a result of series of buy-backs during 2018, 2017 and 2016 Stream Digital LLC owned 104,165,997 of our shares as of 17 April, 2020.

        As of April 17, 2020, we held a total of 226,445,625 shares, 85,662,260 of which were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        Sistema's current effective ownership in us is 50.03%.

B.  Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

        In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to that date under an agreement with Sistema-Hals. The note was interest free and was repaid in fourth quarter of 2018.

Business Nedvizhimost

        In February 2015, and further in May 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost, a subsidiary of Sistema, for RUB 8,500 million in total. As of December 31, 2018 and 2019 the balance of accounts receivable amounted to RUB 2,561 million and RUB 2,916 million, respectively. The amount as of December 31, 2019 is due before December 31, 2021 and bears interest of CBR Key rate + 1.5% per annum.

        In December 2018, the Group sold its 40.26% stake in a mutual investment fund "Sistema-Rentnaya Nedvizhimost" to Business Nedvizhimost for RUB 450 million. At the reporting date the Group accounted for its share in the joint venture in the amount of RUB 658 million.

        In March 2019, in order to optimize the processes of real estate management, the Group sold a number of buildings with a carrying value of RUB 1,479 million to Business Nedvizhimost for the consideration of RUB 7,247 million (including VAT). The consideration will be paid by installments for 10 years at 9% per annum with the collateral in the form of disposed buildings granted to the buyer. At the same time, the Group entered into a number of agreements to lease spaces in the buildings sold for the period of up to 15 years.

        As a result of this transaction in 2019, the Group recorded rights of use assets in the amount of RUB 3,123 million, lease obligation in the amount of RUB 5,197 million and recognized gain in the amount of RUB 1,745 million as a part of "Other operating income, net" in consolidated statement of profit or loss.

Objedinennye Russkie Kinostudii

        In April 2019, we acquired a 100% interest in Joint Stock Company Objedinennye Russkie Kinostudii, a management company of "Kinopolis" movie studio with its own movies production complex from Business Nedvizhimost, a subsidiary of Sistema, for RUB 2,042 million.

AB Safety

        During the years ended December 31, 2017, 2018 and 2019, we purchased security services from AB Safety, an affiliate of Sistema, for the amount of RUB 302 million, RUB 324 million and RUB 299 million, respectively.

Koncel

        During the years ended December 31, 2017, 2018 and 2019, we received expenses (income) from the scrap metal realizations minus the costs of dismantling services with Koncel, subsidiary of Sistema, for the total amount of RUB nil, RUB (1,141) million and RUB (3,328) million, respectively.

Segezha Group

        During the years ended December 31, 2017, 2018 and 2019, we recognized revenue from the providing energy resources by MTS Energy and software supply with Segezha Group, subsidiaries of Sistema, for the amount of RUB 23 million, RUB 74 million and RUB 1,790 million, respectively.

Sitronics

        During the years ended December 31, 2017, 2018 and 2019, we recognized revenue from internet services and video/images translation services with Sitronics, subsidiary of Sistema, in amount of RUB 303, RUB 1,195 million and RUB 1,018 million, respectively.

TelecomCapStroi

        In 2018, 2019 and 2020 we entered into series of agreements with TelecomCapStroi, a subsidiary of Sistema and a major constructor of MGTS fixed line network. The costs of facilities constructed during the years ended December 31, 2018 and 2019 were RUB 93 million and RUB 83 million, respectively. As of December 31, 2018 and 2019 the total amount of advances paid to TelecomCapStroi, was RUB 1,317 million and RUB 2,319 million, respectively. The aggregate amount of contracts concluded but not yet executed is RUB 10,490 million including VAT as of April 1, 2020.

Yahont

        In October 2019, we entered into agreements with Yahont, an associate of Sistema, for the data storage systems and related services supply. The equipment purchased will support further development of our network infrastructure, including implementation of the requirements of anti-terror laws (also known as "Yarovaya-Ozerov bundle of laws"), which became effective in Russia on July 1, 2018. The aggregated amount of the framework agreements may constitute up to RUB 14,001 million including VAT. As of April 1, 2020 we have purchased equipment for RUB 1,128 million and have made an advance payment of RUB 1,353 million.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2017, 2018 and 2019, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to RUB 149 million, RUB 149 million and RUB 149 million, respectively. Our main investments are in Sistema Venture Capital (former Sistema Mass Media (SMM)), in which we hold 2.356%, and the value of such investments as of December 31, 2017, 2018 and 2019, amounted to RUB 117 million.

Transactions with equity investees

MTS Bank

        On July 5, 2018, we acquired the controlling stake in MTS Bank and thus it ceased to be a related party to the Group since the acquisition date.

        We maintain certain bank accounts with MTS Bank, an associate of the Group. As of December 31, 2017, the Group's cash position at MTS Bank amounted to RUB 13,746 million, including short-term deposits in the amount of RUB 633 million. The interest accrued on the deposits and cash on current accounts for the year ended December 31, 2017 and the period from January 1, 2018 till July 5, 2018, amounted to RUB 345 million and RUB 448 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements. In January 2017, MTS Bank fully repaid its 10-year-subordinated loan, received from the Group in September 2012 in amount of RUB 2,100 million.

        During the year ended December 31, 2017 and the period from January 1, 2018 till July 5, 2018, we received revenues from mobile and call center services with MTS Bank amounting to RUB 1,507 million and RUB 1,271 million, respectively. In addition, during the year ended December 31, 2017 and the period from January 1, 2018 till July 5, 2018 we received revenues from processing documents for bank cards issue and granting of consumer credits amounting to RUB 378 million and RUB 228 million, respectively (agency fees after deduction of cross-fines). Moreover, during the year ended December 31, 2017 and the period from January 1, 2018 till July 5, 2018 we incurred commission expenses (bank commission and commission for cash collection from subscribers) amounting to RUB 2,259 million and RUB 1,217 million, respectively.

East-West United Bank

        We maintain certain bank accounts with East-West United Bank, a subsidiary of Sistema. As of December 31, 2017, December 31, 2018, and December 31, 2019 the Group's cash position at East-West United Bank amounted to RUB 5,969 million, RUB 938 million and RUB 282 million, respectively, including short-term deposits in the amount of RUB 5,810 million, RUB nil and RUB nil, respectively.

MTS Belarus

        During the years ended December 31, 2017, 2018 and 2019, we recognized revenues from roaming agreements with MTS Belarus, our associate company, amounting to RUB 248 million, RUB 296 million and RUB 296 million, respectively. At the same time, during the years ended December 31, 2017, 2018 and 2019 we incurred roaming expenses with MTS Belarus amounting to RUB 121 million, RUB 104 million and RUB 87 million, respectively.

Sistema Capital

        In 2016 and 2017 the Group entered into trust agreements with the asset management company Sistema Capital. As of December 31, 2018 and 2019, the balance of assets under trust management amounted to RUB 11,644 million and RUB 8,195 million respectively.

        In December 2019, the Group acquired a share in mutual investment funds "Rezervny" and "Rezervny. Valyutny" for RUB 5,665 million and 3,678 million, respectively. As at December 31, 2019, these shares are carried at fair value with the revaluation recognized in consolidated statement of profit or loss, and their value is 5,682 million and 3,667 million, respectively.

Zifrovoe TV

        In June 2017, we made a cash contribution to Zifrovoe TV in the amount of RUB 171 million.

Accounts receivable and accounts payable

        We had total accounts receivable of RUB 11,360 million, RUB 8,930 million and RUB 16,659 million, from, and total accounts payable of RUB 1,102 million, RUB 1,301 million and RUB 558 million to, related parties as of December 31, 2017, 2018 and 2019, respectively. We had total Bank deposits and liabilities of RUB 43,686 million and RUB 41,351 million from related parties as of December 31, 2018 and 2019. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 30 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

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

        In July 2014, the dispute between MTS and the Republic of Uzbekistan was resolved. The parties signed the Settlement Agreement and according to its terms all mutual claims were eliminated. The Settlement Agreement is governed by English law and provides for resolution of any disputes arising out of the Settlement Agreement in the ICSID. ICSID has discontinued international arbitration proceedings between us and the Republic of Uzbekistan following the submission of a joint application by both parties.

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

        In March 2019, we reached a resolution with the SEC and the DOJ relating with these investigations. We consented to the entry of the Order by the SEC. The United States District Court for the Southern District of New York approved the DPA entered by us and a plea agreement entered into our former subsidiary in Uzbekistan. Under the agreements with the DOJ and SEC, we agreed to pay a total of USD 850 million (RUB 59.1 billion as of December 31, 2018) to the United States, which was comprised of a criminal fine, criminal forfeiture and civil penalty. We provided a provision of USD 850 million (RUB 55.8 billion as of the date of accrual), which was recognized as a part of discontinued operations in our audited consolidated statement of profit or loss for the year ended December 31, 2018. In March 2019, the Group paid the total penalty of USD 850 million (RUB 55.6 billion as of the payment date).

        Under the DPA and the Order, we agreed to appoint and in September 2019 appointed an independent compliance monitor. Pursuant to the DPA and the Order, the monitorship will continue for a period of three years starting from the appointment date, and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and SEC.

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

Turkmenistan

        In July 2018, we filed a Request for Arbitration against the Sovereign State of Turkmenistan with the ICSID in order to protect our legal rights and investments in Turkmenistan. In April 2019, we filed a Memorial (statement of claim) in the dispute with the Sovereign State of Turkmenistan with the ICSID. The case is pending resolution. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable."

Tax Audits and Claims

        In the ordinary course of business, we may be party to various tax proceedings, and subject to tax claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending tax proceedings or tax claims will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 33 to our audited consolidated financial statements.

        In September 2018, the Russian tax authorities initiated a tax audit of STV LLC for the years ended December 31, 2015, 2016 and 2017. In July 2019, the tax audit was completed. Based on the results of this audit, the Russian tax authorities determined that RUB 17,7 million of additional taxes, fines and penalties were payable by us. We are considering to appeal this resolution.

        In December 2018, the Russian tax authorities completed a secondary tax audit of MGTS for the year ended December 31, 2014. Based on the results of this audit, the Russian tax authorities argued possibility of utilization by MGTS of tax asset in the amount of RUB 1,065.79 million. In September 2019 we filed an appeal with the Moscow Arbitrate Court.

        In December 2019, the Russian tax authorities initiated a tax audit of Stream LLC for the years ended December 31, 2016, 2017 and 2018 which is on-going.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2019, tax declarations of our Russian subsidiaries were open for audit for the preceding three fiscal years. Since 2016, we communicate with tax authorities within Tax Monitoring regime. Under this regime, we disclose information and documents related to calculation of our tax liabilities on-line; the tax year is considered closed for disputes by October of the year following the reporting tax year.

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

        In August 2018, the FAS charged us and other federal operators with violation of antimonopoly laws in respect to establishing distinguished terms and conditions for bulk SMS pricing for the banks with state-owned equity interest as compared to the terms and conditions for the other banks and establishing unreasonably high bulk SMS prices. In May 2019, FAS has ruled on MTS breaching the provisions of antimonopoly laws in respect to establishing discriminatory terms and conditions for bulk SMS pricing and charging unreasonably high bulk SMS prices and has prescribed MTS to cease violations. MTS contested the decision and prescription of FAS in the Moscow Arbitration Court, which upheld the position of FAS in November 2019, which was also upheld by the Arbitration Court of Appeal in March 2020. It is not possible to make a reliable estimation of the implications of this case at this stage.

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

B.  Significant Changes

        Ruble bonds placement—In February 2020, MTS issued exchange-traded bonds totaling RUB 15 billion with a coupon rate of 6.6% and a maturity of 7 years.

        Purchase of stake in Zelenaya Tochka—In February 2020 the Group purchased 51% stakes in Achemar Holdings Limited and Clarkia Holdings Limited, owners of the operational companies of "Zelenaya Tochka" Group, fixed-line operator in multiple regions of Russia for RUB 1,370 million, with a call and put option arrangement existing over remaining 49% of shares. The purchase of 51% stake was accounted as investment in joint venture.

        COVID-19—The transmission of the virus both in Russia and worldwide may affect our results of operations to the extent that depends on the effectiveness of government mitigating measures, pandemic duration and macroeconomic conditions. As the situation develops rapidly it is currently impossible to assess the impact of the virus spread on our operations. Though it may possibly affect roaming activity of our subscribers, banking and retail services and network equipment supply, see "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries."

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.  Market Price Information

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

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2020	$10.19	$6.20	335.00 RUB	251.00 RUB
February 2020	$11.00	$9.38	353.05 RUB	307.25 RUB
January 2020	$10.82	$10.09	336.45 RUB	315.40 RUB
December 2019	$10.24	$9.34	320.00 RUB	300.80 RUB
November 2019	$9.68	$9.13	308.50 RUB	286.30 RUB
October 2019	$9.12	$7.88	289.25 RUB	260.55 RUB
Quarterly High and Low
First Quarter 2020	$11.00	$6.20	353.05 RUB	251.00 RUB
Fourth Quarter 2019	$10.24	$7.88	320.00 RUB	266.55 RUB
Third Quarter 2019	$9.20	$7.54	289.70 RUB	252.00 RUB
Second Quarter 2019	$9.49	$7.62	288.80 RUB	252.20 RUB
First Quarter 2019	$8.60	$7.26	272.10 RUB	237.00 RUB
Fourth Quarter 2018	$8.75	$6.64	279.50 RUB	222.40 RUB
Third Quarter 2018	$8.82	$7.25	288.00 RUB	245.25 RUB
Second Quarter 2018	$10.67	$8.32	302.25 RUB	252.00 RUB
First Quarter 2018	$12.80	$10.22	321.00 RUB	271.30 RUB
Annual High and Low(1)
2019	$10.24	$7.31	323.75 RUB	299.60 RUB
2018	$12.80	$6.64	321.00 RUB	222.40 RUB
2017	$11.58	$7.77	296.95 RUB	223.05 RUB
2016	$9.64	$5.22	268.30 RUB	200.55 RUB
2015	$12.77	$6.11	271.00 RUB	174.70 RUB

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

        In September 2018, we repurchased 17,167 treasury shares in the course of buy-back procedure under article 75 of the Federal law "On Joint-Stock Companies." As of December 31, 2018, MTS held 17,664 treasury shares. As of December 31, 2019 the number of treasury shares in MTS possession remains the same.

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

        To increase the shareholder return, we continued repurchase of the shares in the open market in 2017, 2018, 2019 and 2020. Thus, as of December 31, 2017, our subsidiaries held a total of 86,339,156 of our shares. As of December 31, 2018 our subsidiaries held a total of 167,621,235 of MTS shares. As of December 31, 2019, our subsidiaries held a total of 225,529,758 of MTS shares.

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

  •
  if holding, alone or with other holders, 1% or more of the outstanding common shares, file a lawsuit against a member of the Board of Directors or member of any executive body of the company (including the company's CEO and/or the company's managing organization) to reimburse damages suffered by the company as the result of their fault;

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

Registration and Transfer of Shares

        Russian legislation requires that a joint stock company ensures maintenance of a register of its shareholders, which for a public joint stock company, shall be maintained by a registrar. Registrar NIKoil OJSC had maintained our register of shareholders since May 10, 2000. In July 2014, it has been merged into Independent Registration Company JSC (known as Computershare Registrar JSC prior to October 6, 2015) and on February 4, 2019, Independent Registration Company JSC has been merged into JSC IRC - R.O.S.T. which now maintains our register of shareholders by way of universal succession.

        On December 19, 2019, our Board of Directors adopted a decision to terminate the existing agreement with JSC IRC - R.O.S.T. and enter into relevant agreement with JSC REESTR and starting from April 10, 2020 our register is maintained by REESTR.

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

  •
  appointment and removal of our independent auditor and of the members of our Auditing Commission and Counting Commission if it is obligatory for the company to have the Auditing Commission;

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

  •
  the transaction or a number of interrelated transactions involves a sale of common shares, in an amount exceeding 2% of the company's issued common stock, or preference shares, in an amount exceeding 2% of the company's issued stock, unless the charter of a company provides for a lesser amount of shares;

  •
  the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

  •
  the number of directors who are not interested in the transaction and meet the requirements established by clause 3, Article 83 of the Federal Law "On Joint Stock Companies" becomes less than two, unless the charter of a company provides for a higher quorum for a board of directors meeting on this issue.

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

Disclosure of Ownership

        Under Russian law, a person acquiring, directly or indirectly, 5% or more of our voting shares is required to notify us and the CBR of, and we must then publicly disclose, such acquisition, as well as any subsequent acquisitions or disposals resulting in the crossing of 5%, 10%, 15%, 20%, 25%, 30%, 50%, 75% or 95% thresholds of our voting shares by such person.

        A holder of more than 5% of our voting shares is required to file with us and the CBR information about its controlling shareholder (if any) or notify us and the CBR about the absence of any such controlling shareholders.

        Our subsidiaries are required to notify us and the CBR about the acquisition of our common shares. We are required to publicly disclose the acquisition of our voting shares by our subsidiaries.

Notification of Foreign Ownership

        Legal entities and individual entrepreneurs who acquire shares in Russian joint stock companies are required to notify the Russian tax authorities (in case the share of direct participation exceeds 10%) within one month following such acquisition.

C.  Material Contracts

        As of December 31, 2019 we are not the party to any contracts considered material to our financial results or operations except for loan agreement with MTS International Funding Limited relating to the issued loan participation notes and ruble bonds issued. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

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

Certain United States Federal Income Tax Consequences

        The following is a general description of certain material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs that is an individual who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (in each case, a "U.S. Holder"). This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service ("IRS"), all as publicly available and in effect as of the date of this document. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of ADSs, or that any such contrary position would not be sustained by a court. If an entity or arrangement treated as a partnership for United States federal income tax purposes is an owner of ADSs, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, entities or arrangements treated as partnerships for United States federal income tax purposes that hold ADSs and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a financial institution;

  •
  a person subject to the alternative minimum tax;

  •
  a person who is a broker-dealer in securities or a trader subject to a mark-to-market election;

  •
  a S corporation;

  •
  a partnership, a pass-through entity or arrangement, a person holding ADSs through a partnership or other pass-through entity or arrangement;

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

Taxation of Distributions on ADSs

        Subject to the passive foreign investment company rules described below, for United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, paid by us with respect to ADSs will be treated as a taxable foreign source dividend on the date of actual or constructive receipt by the depositary to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. If you are a non-corporate U.S. Holder such dividends may be "qualified dividend income" that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (are otherwise readily tradable on an established securities market in the United States) or (b) we are eligible for the benefits of the United States—Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "passive foreign investment company" (as discussed below). Distributions with respect to ADSs in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in such ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to ADSs generally will be treated as a dividend, even if such distributions would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ADSs, which is generally available for dividends paid by U.S. corporations. U.S. Holders are strongly urged to consult their tax advisors as to the U.S. federal income tax treatment of any distribution received with respect to ADSs.

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

        Russian withholding tax at the rate applicable to you under the United States—Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, may be eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States—Russia income tax treaty, you may not be entitled to U.S. foreign tax credits for the excess amount, even though the procedures for claiming refunds for such Russian taxes and the practical likelihood that refunds will be made available in a timely fashion are uncertain (as described under "Certain Russian Tax Consequences"). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.

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

Passive Foreign Investment Company Considerations

        A non-U.S. corporation generally will be a passive foreign investment company (a "PFIC"), in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through" rules, either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its total assets is attributable to assets which produce passive income or are held for the production of passive income.

        We do not believe that we were a PFIC for the year ended December 31, 2019. However, our possible status as a PFIC must be determined annually and requires a factual determination that depends on, among other things, the nature and composition of our income, assets and activities for the entire taxable year. Moreover, the value of our total assets for PFIC purposes is generally determined based on the market price of our ADSs, which is subject to potentially significant fluctuation. Therefore, our possible status as a PFIC may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

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

F.  Dividends and Paying Agents

        Not applicable.

G.  Statement by Experts

        Not applicable.

H.  Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Our electronic filings are available at the SEC website www.sec.gov. Information about MTS is also available on the Internet at www.ir.mts.ru Information included in our website does not form part of this document.

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

Interest Rate Risk

        We are exposed to variability in cash flow primarily related to our variable interest rate debt and exposed to fair value risk related to our fixed rate notes. As of December 31, 2019, RUB 24,580 million, or 7.16% of our total indebtedness, excluding capital leases, was variable interest rate debt, while RUB 318,739 million, or 92.84% of our total indebtedness, excluding capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2019.

Contractual Maturity Date as of December 31, 2019:

Indebtedness	Currency	2020	2021	2022	2023	2024	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2019)
	(amounts in millions of RUB)
Variable debt
VTB	RUB	—	—	—	—	25,000	—	25,000	6.75%
ZTV	RUB	—	—	688	—	—	—	688	6.25%
Total variable debt		—	—	688	—	25,000	—	25,688

Weighted average interest rate		6.74%	6.74%	6.74%	6.75%	6.75%	0.00%	5.62%
Fixed-rate notes
MTS International Notes due 2020	USD	18,627	—	—	—	—	—	18,627	8.63%
MTS PJSC Notes due 2020	RUB	40	—	—	—	—	—	40	7.90%
MTS International Notes due 2023	USD	—	—	—	27,755	—	—	27,755	5.00%
MTS PJSC Notes due 2022 (V series)	RUB	—	12	—	—	—	—	12	0.25%
MTS PJSC Notes due 2023	RUB	9,352	—	—	—	—	—	9,352	6.85%
MTS PJSC Notes due 2031	RUB	—	891	—	—	—	—	891	7.50%
MTS PJSC Notes due 2022	RUB	—	—	10,000	—	—	—	10,000	9.00%
MTS PJSC Notes due 2021	RUB	—	10,000	—	—	—	—	10,000	8.85%
MTS PJSC Notes due 2022	RUB	—	—	15,000	—	—	—	15,000	7.70%
MTS PJSC Notes due 2021	RUB	—	10,000	—	—	—	—	10,000	7.10%
MTS PJSC Notes due 2025	RUB	—	—	—	—	—	10,000	10,000	7.25%
MTS PJSC Notes due 2024	RUB	—	—	—	—	10,000	—	10,000	8.70%
MTS PJSC Notes due 2022	RUB	—	—	5,000	—	—	—	5,000	8.40%
MTS PJSC Notes due 2024	RUB	—	—	—	—	7,500	—	7,500	8.60%
MTS PJSC Notes due 2025	RUB	—	—	—	—	—	15,000	15,000	8.00%
MTS PJSC Notes due 2026	RUB	—	—	—	—	—	10,000	10,000	7.90%
MTS PJSC Notes due 2023	RUB	—	—	—	15,000	—	—	15,000	6.85%
MTS PJSC Notes due 2022	RUB	—	—	10,000	—	—	—	10,000	6.45%
Fixed-rate bank loans
Sberbank	RUB	35,000	—	—	—	—	—	35,000	7.50%
Sberbank	RUB	—	—	—	—	70,000	—	70,000	7.91%
Ekvant	RUB	37	36	35	37	28	—	173	0.00%
Maind Kraft	RUB	4	4	—	—	—	—	8	8.33%
SPB	RUB	3,000	—	—	—	—	—	3,000	6.50%
RSHB	RUB	5,000	—	—	—	—	—	5,000	6.40%
VTB	RUB	—	20,000	—	—	—	—	20,000	7.20%
Cisco	RUB	324	350	186	—	—	—	860	7.91%
Cisco	RUB	203	218	115	—	—	—	536	7.15%
Cisco	RUB	115	124	133	—	—	—	372	7.01%
Cisco	RUB	318	341	364	—	—	—	1,023	6.65%
Total fixed debt		72,020	41,976	40,833	42,792	87,528	35,000	320,149

Weighted average interest rate		7.50%	7.47%	7.45%	7.37%	7.97%	7.76%	7.59%

        We would have experienced an additional interest expense of approximately RUB 271 million on an annual basis as a result of a hypothetical increase in variable rates by 1% over the current rate as of December 31, 2019. The rates of EUR and USD as of December 31, 2019 were used in calculations.

        The fair value of our publicly traded fixed-rate notes as of December 31, 2019, ranged from 99.84% to 109.22% of the notional amount. As of December 31, 2019, the difference between the carrying value and the fair value of other fixed rate debt, including lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 23 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2019
		(amounts in millions of Rubles)
Fixed-to-variable Interest Rate Swap Agreements
Swap agreement with Sberbank to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45	March 2020	7,000	(0.5)
Swap agreement with Merrill Lynch to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45%	March 2020	3,000	(0.2)

        As of December 31, 2019, approximately 5.8% of our fixed interest rate debt was hedged against risks of changes in value of the debt. We continue to consider other financial instruments available to us to mitigate exposure to debts' value fluctuations.

        We also use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates. We primarily focus on reducing risk caused by the fluctuations in interest rates for our variable-rate long-term debt. According to our policy, we have entered into several cross-currency interest rate swap agreements. Most of these contracts, which hedge the risk of both interest rate and currency fluctuations, assume periodical exchanges of interest payments or both principal and interest payments from ruble-denominated amounts to U.S. dollar-denominated amounts, to be exchanged at specified rates. The rates were determined with reference to the market spot rates upon issuance. These contracts also include an interest rate swap of a variable U.S. dollar-denominated interest rate to a fixed ruble-denominated interest rate. All of our cross-currency interest rate swaps agreements mature in 2023 and 2024.

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2019
		(amounts in millions of Rubles)
Cross-currency Interest Rate Swap Agreements
Swap agreements with Sberbank to pay a fixed rates of 8.29% to 8.3125% and receive a variable interest rate of 6m LIBOR	June 2024	4,410	38
Swap agreements with Rosbank to pay a fixed rates of 7.924% to 8.2965% and receive a variable interest rate of 6m LIBOR	June 2024	8,499	280
Swap agreements with VTB bank to pay a variable Central Bank key rate (not less than 7%) + (–0.02%)–0.575% and receive a fixed interest rate of 5%	May 2023	20,841	(955)

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2015	72.88	49.18	62.01	72.88
2016	83.59	60.27	66.35	60.66
2017	60.75	55.85	58.10	57.60
2018	69.97	55.67	62.71	69.47
2019	69.47	61.72	64.74	61.91

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2019	63.87	62.81
August 2019	66.78	63.42
September 2019	66.91	63.71
October 2019	65.44	63.63
November 2019	64.21	63.25
December 2019	64.41	61.72
January 2020	63.04	60.95
February 2020	66.99	62.80
March 2020	80.88	66.08

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 23, 2020 was 77.04 rubles per U.S. dollar.

        We have exposure to fluctuations in the value of the U.S. dollar relative to the Russian ruble, Turkmen manat and Armenian dram which are the functional currencies in our countries of operation. As a result, we may face translation losses, increased debt service payments and increased capital expenditures and operating costs should these currencies depreciate against the U.S. dollar.

        A significant part of our capital expenditures, borrowings and certain operating costs (roaming expenses, cost of customer equipment and other costs) are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate, and our U.S. dollar-denominated debt represents our primary future risk of exchange loss in U.S. dollar terms. A decline in the value of the ruble, manat, dram or sum versus the U.S. dollar would result in currency remeasurement losses as the amount of these currencies required to repay U.S. dollar-denominated debt increases. In addition, if any of the ruble, manat or dram declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our revenues and operating margins could be materially adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness and financing our capital expenditures and operating costs.

        A portion of our capital expenditures, borrowings and certain operating costs (roaming expenses, costs of customer equipment and other costs) are also denominated in euros. We currently do not hedge against the risk of decline in the ruble, manat, dram or sum against the euro because settlements denominated in euros are not significant.

        We would experience a currency exchange gain of RUB 15,100 million on our U.S. dollar-denominated net monetary assets as a result of a hypothetical 30.0% increase in the ruble/manat/dram/sum to U.S. dollar exchange rate at December 31, 2019. We would experience a currency exchange gain of RUB 3,790 million in the fair value of our euro-denominated net monetary assets as a result of a hypothetical 30.0% increase in the ruble/manat/dram to euro exchange rate at December 31, 2019. We are unable to estimate future loss of earnings as a result of such changes.

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

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2019, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and includes those policies and procedures that:

  •
  Pertain to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of our assets;

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

        Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013).

        As a result of management's evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2019 was effective.

        The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited and assessed as effective by independent registered public accounting firm Deloitte & Touche CIS, who has also audited and reported on our consolidated financial statements.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

(c)   Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of Mobile TeleSystems PJSC and subsidiaries (the "Group") as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Group and our report dated March 12, 2020 expressed an unqualified opinion on those consolidated financial statements.

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
March 12, 2020

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

Item 16C.    Principal Accountant Fees and Services

        AO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two year period ended December 31, 2019 and 2018 for which audited financial statements appear in this Annual Report on Form 20 F. The following table presents the aggregate fees billed for professional services and other services by AO Deloitte & Touche CIS and its affiliates in 2019 and 2018, respectively.

	Year ended December 31,
	2019	2018
	(in thousands of Russian rubles)
Audit Fees	160,442	165,011
Audit-Related Fees	1,460	4,093
Tax Fees	—	308
All Other Fees	9,518	1,690

Total	171,420	171,102

Audit Fees

        The Audit Fees for the years ended December 31, 2019 and 2018 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with IFRS and reviews and audits of the financial statements of our public subsidiaries prepared in accordance with IFRS and statutory audits.

Audit-Related Fees

        The Audit Related Fees for the years ended December 31, 2019 and 2018 include agreed-upon procedures engagement. In the year ended December 31, 2018 the fees also include procedures to support investigations related to our former subsidiary in Uzbekistan.

Tax Fees

        The Tax Fees for the years ended December 31, 2018 include the fees principally related to tax compliance services.

All Other Fees

        All Other Fees for the years ended December 31, 2019 and 2018 include agreed-upon procedures engagement on non-financial information. In the year ended December 31, 2019 the fees also include quality assessment services.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of AO Deloitte & Touche CIS and its affiliates for all audit and non audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of AO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2019. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(C)(1).

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

        In 2019, Bastion LLC repurchased 57,719,394 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 2.89% of our issued share capital:

Month	Shares repurchased
January	5,827,864
February	15,914,701
March	18,327,119
April	13,420,095
May	4,143,445
August	86,170
Total	57,719,394

        At the meeting held on April 6, 2020 the Board of Directors approved the report concerning shares submitted for repurchase in connection with the Extraordinary General Meeting of shareholders (the "EGM") earlier held on February 14, 2020.

        Owners of MTS ordinary shares voting at the EGM against issues related to the consolidation of certain subsidiaries or those who abstained from voting were eligible to submit their shares for repurchase at a designated price of RUB 277.07 per ordinary share, based on the weighted average trading price over the six months prior to December 19.

        In total, 387,683 ordinary shares were submitted that met the eligibility criteria, equivalent to RUB 107,415,328.81.

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

        We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other New York Stock listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the New York Stock Exchange listing rules applicable to domestic issuers. We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://ir.mts.ru/about-mts/corporate-governance/default.aspx).

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of AO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019, 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018, AND 2017:
Consolidated statement of financial position as of December 31, 2019 and 2018	F-6 - F-7
Consolidated statement of profit or loss for the years ended December 31, 2019, 2018, and 2017	F-8
Consolidated statements of comprehensive income for the years ended December 31, 2019, 2018, and 2017	F-9
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2019, 2018, and 2017	F-10 - F-11
Consolidated statements of cash flows for the years ended December 31, 2019, 2018, and 2017	F-12 - F-13
Notes to the consolidated financial statements	F-14 - F-117

Item 19.    Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems PJSC, restated version No. 14, as approved by the General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 28, 2018 (English translation) is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20 F.*
1.2
Amendments and Additions to the Charter of Mobile TeleSystems PJSC (Version No. 14), as approved by Extraordinary Meeting of Shareholders of Mobile TeleSystems PJSC held on February 14, 2020 (English translation).
1.3
Amendments and Additions to the Charter of Mobile TeleSystems PJSC (Version No. 14), as approved by Extraordinary Meeting of Shareholders of Mobile TeleSystems PJSC held on February 14, 2020 (English translation).
1.4
Code of Corporate Conduct and Business Ethics of Mobile TeleSystems PJSC approved by the Board of Directors of Mobile TeleSystems PJSC on September 21, 2018 (English translation) is incorporated herein by reference to Exhibit 1.4 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20 F.
2.1
Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
2.2	Amendment No. 1 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(2) to Form F-6 (Registration No 333-12008).
2.3	Amendment No. 2 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(3) to Form F-6 (Registration No 333-121240).
2.4	Amendment No. 3 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(4) to Form F-6 (333-145190).
2.5	Amendment No. 4 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(5) to Form F-6 (Registration No. 333-166178).
2.6	Amendment No. 5 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(6) to Form F-6 (Registration No. 333-166178).
2.7
Listing Prospectus of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated March 5, 2013 (English translation) is incorporated herein by reference to Exhibit 2.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
2.8	Listing Prospectus of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated July 27, 2016 (English translation).
2.9	Modifications to the Listing Prospectus of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated August 17, 2018 (English translation).

Exhibits No.	Description
2.10	Description of the Registrant's Securities registered pursuant to Section of the Securities Exchange Act of 1934, as amended.
4.1
Loan Agreement, dated June 21, 2010 between MTS and MTS International Funding Limited is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009, on Form 20-F.
4.2	Loan Agreement, dated May 28, 2013 between MTS and MTS International Funding Limited.
4.3
MTS License No. 86435 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Ulyanovsk Region (English translation) is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.4
MTS License No. 86436 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Penza Region (English translation) is incorporated herein by reference to Exhibit 4.29 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.5
MTS License No. 101245 for provision of data communication services for the purposes of voice data communication in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.326 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.6
MTS License No. 101246 for provision of telematic communication services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.256 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.7
MTS License No. 101247 for provision of mobile radio telephone communication services in the territory of the Asian Russia (English translation) is incorporated herein by reference to Exhibit 4.257 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.8
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

Exhibits No.	Description
4.10	MTS License No. 127170 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Zabaikalye Territory (English translation) is incorporated herein by reference to Exhibit 4.289 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.11
MTS License No. 127171 for provision of communications services for the provision of communication channels in the territory of the Primorye Territory (English translation) is incorporated herein by reference to Exhibit 4.280 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.12
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
4.13
MTS License No. 127678 for provision of telematic communication services in the territory of the Stavropol Territory (English translation) is incorporated herein by reference to Exhibit 4.291 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.14
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
4.15
MTS License No. 127680 for provision of telematic communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.290 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.16
MTS License No. 127681 for provision of telematic communication services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.287 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.17
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
4.18
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

Exhibits No.	Description
4.19	MTS License No. 127684 for provision of telematic communication services in the territory of the Vologda region (English translation) is incorporated herein by reference to Exhibit 4.292 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.20
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
4.21
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
4.22
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
4.23
MTS License No. 127688 for provision of telematic communication services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.278 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.24
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
4.25
MTS License No. 127698 for provision of intrazonal telephone communication services in the territory of the Moscow region, Moscow (English translation) is incorporated herein by reference to Exhibit 4.302 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.26
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
4.27
MTS License No. 128518 for provision of telematic communication services in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.274 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.28	MTS License No. 128519 for provision of telematic communication services in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.248 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.29
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
4.30
MTS License No. 128521 for provision of telematic communication services in the territory of the Republic of Tuva (English translation) is incorporated herein by reference to Exhibit 4.279 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.31
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
4.32
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
4.33
MTS License No. 128525 for provision of telematic communication services in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.277 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.34
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
4.35
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

Exhibits No.	Description
4.37	MTS License No. 128529 for provision of communications services for the provision of communication channels in the territory of the Republic of Tuva (English translation) is incorporated herein by reference to Exhibit 4.258 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.42
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

Exhibits No.	Description
4.46	MTS License No. 129945 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Adygeya (English translation) is incorporated herein by reference to Exhibit 4.253 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.51
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

Exhibits No.	Description
4.55	MTS License No. 129954 for provision of mobile radio telephone services in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.294 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.60
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

Exhibits No.	Description
4.63	MTS License No. 130986 for provision of communications services for the provision of communication channels in the territory of the Sakhalin region (English translation) is incorporated herein by reference to Exhibit 4.240 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.67
MTS License No. 131717 for provision of telematic communication services in the territory of the Chuvashia Republic, Mordovia Republic (English translation) is incorporated herein by reference to Exhibit 4.264 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.68
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
4.69
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

Exhibits No.	Description
4.71	MTS License No. 131721 for provision of telematic communication services in the territory of the Republic of Daghestan, the Republic of Ingushetia, the KabardinoBalkar Republic, the KarachayevoCherkesia Republic, Republic of North Ossetia-Alania (English translation) is incorporated herein by reference to Exhibit 4.234 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.72
Sibintertelecom CJSC License No. 132675 for provision of mobile radio telephone services in the territory of Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.313 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.73
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
4.78
MTS License No. 134511 for provision of communications services for the provision of communication channels in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.223 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

Exhibits No.	Description
4.79	MTS License No. 134512 for provision of data transmission services for the purpose of voice transmission in the territory of the Kaluga Region (English translation) is incorporated herein by reference to Exhibit 4.225 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.84
MGTS License No. 135506 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.227 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F is incorporated herein by reference to Exhibit 4.227 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.85
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
4.86
Teleservice JSC License No. 135894 for provision of telematic communication services in the territory of the Voronezh region (English translation) is incorporated herein by reference to Exhibit 4.268 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.87	MTS License No. 135956 for provision of intrazonal telephone communication services in the territory of the Perm Territory (English translation) is incorporated herein by reference to Exhibit 4.305 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.89
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
4.95
MTS License No. 135964 for provision of mobile radio telephone services in fixed communication network in the territory of the Yamalo-Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.299 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.

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
4.97
MTS License No. 135966 for provision of data transmission services for the purpose of voice transmission in the territory of the Tyumen Region, the Yamalo-Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.300 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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

Exhibits No.	Description
4.105	MTS License No. 137565 for provision of data transmission services for the purpose of voice transmission in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.202 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.110
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
4.112
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

Exhibits No.	Description
4.113	MTS License No. 138262 for provision of communications services for the provision of communication channels in the territory of the Udmurt Republic, Perm Territory, Amur region, the Kurgan region, the Orenburg region, the Sverdlovsk region, the Tambov region, the Tumen region, the Chelyabinsk region, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.197 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.114
MTS License No. 138952 for provision of intra-area telephone communication services in the territory of the Ryazan Region (English translation) is incorporated herein by reference to Exhibit 4.236 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.115
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
4.116
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
4.118
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
4.120
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

Exhibits No.	Description
4.121	MTS License No. 142344 for provision of data communication services, except for data communication services for voice transmissions in the territory of the Russian Federation, except for Moscow, the Moscow Region, the Republic of Crimea and Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.246 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.122
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
4.123
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
4.124
MTS License No. 144270 for provision of mobile radio telephone communication services in the territory of the Republic of North Ossetia-Alania (English translation) is incorporated herein by reference to Exhibit 4.251 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.125
MTS License No. 145056 for provision of telematic communication services in the territory of the Republic of Karelia, Arkhangelsk Region, Vologda Region, Kaliningrad Region, Leningrad Region, Murmansk Region, Novgorod Region, Saint Perterburg, Nenets Autonomus District (English translation) is incorporated herein by reference to Exhibit 4.252 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.126
MTS License No. 145059 for provision of mobile radio telephone communication services in the territory of the Volgograd Region (English translation) is incorporated herein by reference to Exhibit 4.255 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.127
MTS License No. 145060 for provision of intra-area telephone communication services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.256 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.128
MTS License No. 145447 for provision of intra-area telephone communication services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.257 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.129	MTS License No. 146066 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.259 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.130
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
4.131
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
4.132
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
4.134
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
4.135
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

Exhibits No.	Description
4.136	MTS License No. 146073 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Altai Territory (English translation) is incorporated herein by reference to Exhibit 4.266 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.137
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
4.139
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
4.142
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

Exhibits No.	Description
4.143	MTS License No. 146080 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Astrakhan Region (English translation) is incorporated herein by reference to Exhibit 4.273 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.144
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

Exhibits No.	Description
4.150	MTS License No. 146088 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.281 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
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
4.152
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
4.156
MGTS License No. 146656 for provision of data communication services for voice transmission in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.269 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.157
MTS License No. 147352 for provision of telematic communications services in the territory of the Altai Territory (English translation) is incorporated herein by reference to Exhibit 4.288 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.158	MTS License No. 147353 for provision of mobile radio telephone communications services in the territory of the Moscow Region and Moscow (English translation) is incorporated herein by reference to Exhibit 4.289 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
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
4.161
MTS License No. 148176 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.271 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.162
MTS License No. 148177 for provision of mobile radio telephone communication services in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.275 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.163
MTS License No. 149146 for provision of data communication services for voice transmission in the territory of the Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.277 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.164
MTS License No. 149147 for provision of communication channel provision services in the territory of the Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.278 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.165
MTS License No. 149148 for provision of data communication services for voice transmission in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.279 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.166
MTS License No. 149149 for provision of data communication services for voice transmission in the territory of the Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.280 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.167	MTS License No. 149150 for provision of data communication services for voice transmission in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.280 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.168
MTS License No. 149151 for provision of data communication services for voice transmission in the territory of the Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.282 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.169
MTS License No. 149152 for provision of data communication services for voice transmission in the territory of the Kirov region (English translation) is incorporated herein by reference to Exhibit 4.283 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.170
MTS License No. 149153 for provision of data communication services for voice transmission in the territory of the Murmansk region (English translation) is incorporated herein by reference to Exhibit 4.284 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.171
MTS License No. 149154 for provision of data communication services for voice transmission in the territory of the Stavropol territory (English translation) is incorporated herein by reference to Exhibit 4.285 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.172
MTS License No. 149155 for provision of data communication services for voice transmission in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.286 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.173
MTS License No. 149156 for provision of data communication services for voice transmission in the territory of the Buryatiya Republic (English translation) is incorporated herein by reference to Exhibit 4.287 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.174
MTS License No. 149157 for provision of data communication services for voice transmission in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.288 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.175
MTS License No. 149158 for provision of data communication services for voice transmission in the territory of the Mordovia Republic (English translation) is incorporated herein by reference to Exhibit 4.289 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.176	MTS License No. 149159 for provision of data communication services for voice transmission in the territory of the KarachaevoCherkesia Republic (English translation) is incorporated herein by reference to Exhibit 4.290 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.177
MTS License No. 149160 for provision of data communication services for voice transmission in the territory of the Ingushetia Republic (English translation) is incorporated herein by reference to Exhibit 4.291 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.178
MTS License No. 149161 for provision of data communication services for voice transmission in the territory of the Altai territory (English translation) is incorporated herein by reference to Exhibit 4.292 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.179
MTS License No. 149162 for provision of data communication services for voice transmission in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.293 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.180
MTS License No. 149163 for provision of data communication services for voice transmission in the territory of the KabardinoBalkar Republic (English translation) is incorporated herein by reference to Exhibit 4.294 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.181
MTS License No. 149164 for provision of data communication services for voice transmission in the territory of the Adygeya Republic (English translation) is incorporated herein by reference to Exhibit 4.295 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.182
MTS License No. 149165 for provision of data communication services for voice transmission in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.296 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.183
MTS License No. 149166 for provision of data communication services for voice transmission in the territory of the Chelyabinsk region (English translation) is incorporated herein by reference to Exhibit 4.297 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.184
MTS License No. 149167 for provision of data communication services for voice transmission in the territory of the Karelia Republic (English translation) is incorporated herein by reference to Exhibit 4.298 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.185	MTS License No. 149168 for provision of data communication services for voice transmission in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.299 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.186
MTS License No. 149169 for provision of data communication services for voice transmission in the territory of the Kurgan region (English translation) is incorporated herein by reference to Exhibit 4.300 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.187
MTS License No. 149170 for provision of data communication services for voice transmission in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.301 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.188
MTS License No. 149171 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.302 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.189
MTS License No. 149172 for provision of data communication services for voice transmission in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.303 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.190
MTS License No. 149173 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.304 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.191
MTS License No. 149174 for provision of communication channel provision services in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region (English translation) is incorporated herein by reference to Exhibit 4.305 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.192
MTS License No. 149175 for provision of data communication services for voice transmission in the territory of the Kostroma region (English translation) is incorporated herein by reference to Exhibit 4.306 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.193	MTS License No. 149176 for provision of data communication services for voice transmission in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.307 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.194
MTS License No. 149177 for provision of data communication services for voice transmission in the territory of the Pskov region (English translation) is incorporated herein by reference to Exhibit 4.308 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.195
MTS License No. 149178 for provision of data communication services for voice transmission in the territory of the Amur region (English translation) is incorporated herein by reference to Exhibit 4.309 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.196
MTS License No. 149179 for provision of data communication services for voice transmission in the territory of the Dagestan Republic (English translation) is incorporated herein by reference to Exhibit 4.310 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.197
MTS License No. 149180 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.311 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.198
MTS License No. 149181 for provision of data communication services for voice transmission in the territory of the Kamchatka region (English translation) is incorporated herein by reference to Exhibit 4.312 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.199
MTS License No. 149182 for provision of data communication services for voice transmission in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.313 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.200
MTS License No. 149183 for provision of data communication services for voice transmission in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.314 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.201
MTS License No. 149184 for provision of data communication services for voice transmission in the territory of the Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.315 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.202	MTS License No. 149185 for provision of data communication services for voice transmission in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.316 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.203
MTS License No. 149186 for provision of data communication services for voice transmission in the territory of the Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.317 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.204
MTS License No. 149187 for provision of data communication services for voice transmission in the territory of the Vologda region (English translation) is incorporated herein by reference to Exhibit 4.318 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.205
MTS License No. 149188 for provision of data communication services for voice transmission in the territory of the Magadan region (English translation) is incorporated herein by reference to Exhibit 4.319 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.206
MTS License No. 149644 for provision of intra-area telephone communications services in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.320 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.207
MTS License No. 149645 for provision of intra-area telephone communications services in the territory of the Sverdlovsk region (English translation) is incorporated herein by reference to Exhibit 4.321to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.208
MTS License No. 149647 for provision of intra-area telephone communications services in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.322 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.209
MTS License No. 149648 for provision of intra-area telephone communications services in the territory of the Primorsky Territory (English translation) is incorporated herein by reference to Exhibit 4.323to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.210
MTS License No. 149649 for provision of intra-area telephone communications services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.324 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.211	MTS License No. 149650 for provision of intra-area telephone communications services in the territory of the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.325 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.212
MTS License No. 149653 for provision of intra-area telephone communications services in the territory of the Kirov region (English translation) is incorporated herein by reference to Exhibit 4.327 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.213
MTS License No. 149654 for provision of intra-area telephone communications services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.328 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
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
4.216
MTS License No. 150052 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region (English translation) is incorporated herein by reference to Exhibit 4.330 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.217
MTS License No. 150053 for provision of data communication services, except for data communication services for voice transmission in the territory of the Amur region (English translation) is incorporated herein by reference to Exhibit 4.331 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.218
MTS License No. 150054 for provision of data communication services, except for data communication services for voice transmission in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region (English translation) is incorporated herein by reference to Exhibit 4.332 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.219	MTS License No. 150055 for provision of data communication services, except for data communication services for voice transmission in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.333 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.220
MTS License No. 150056 for provision of data communication services, except for data communication services for voice transmission in the territory of the Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.334 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.221
MTS License No. 150057 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.335 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.222
MTS License No. 150058 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.336 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.223
MTS License No. 150059 for provision of data communication services, except for data communication services for voice transmission in the territory of the Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region (English translation) is incorporated herein by reference to Exhibit 4.337 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.224
MTS License No. 150060 for provision of data communication services, except for data communication services for voice transmission in the territory of the Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.338 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.225
MTS License No. 150061 for provision of data communication services for voice transmission in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.339 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.226	MTS License No. 150062 for provision of data communication services, except for data communication services for voice transmission in the territory of the Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region (English translation) is incorporated herein by reference to Exhibit 4.340 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.227
MTS License No. 150063 for provision of data communication services, except for data communication services for voice transmission in the territory of the Kirov region, Nizhny Novgorod region, Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.341 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.228
MTS License No. 150064 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.342 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.229
MTS License No. 152080 for provision of communication channel provision services in the territory of the Magadan region (English translation) is incorporated herein by reference to Exhibit 4.345 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.230
MTS License No. 152081 for provision of telematic communication services in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.346 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.231
MTS License No. 152082 for provision of communication channel provision services in the territory of the Irkutsk region (English translation) is incorporated herein by reference to Exhibit 4.347 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.232
MTS License No. 152083 for provision of communication channel provision services in the territory of the Dagestan Republi? (English translation) is incorporated herein by reference to Exhibit 4.348 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.233
MTS License No. 152084 for provision of communication channel provision services in the territory of the Kamchatka region (English translation) is incorporated herein by reference to Exhibit 4.349 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.234
MTS License No. 152085 for provision of mobile radio telephone communication services in the territory of the Krasnodar territory (English translation) is incorporated herein by reference to Exhibit 4.350 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.235	MTS License No. 152165 for provision of telecommunication services for the purpose of wired radio brodcasting services in the territory of the Rostov Region (English translation) is incorporated herein by reference to Exhibit 4.308 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.236
MTS License No. 152516 for provision of mobile radio telephone communication services in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.351 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.237
MTS License No. 152517 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Dagestan Republi? (English translation) is incorporated herein by reference to Exhibit 4.352 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.238
MTS License No. 152518 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.353 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.239
MTS License No. 153738 for provision of data communication services for voice transmission in the territory of the Krasnodar territory (English translation) is incorporated herein by reference to Exhibit 4.355 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.240
MTS License No. 153739 for provision of mobile radio telephone communication services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.356 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.241
MTS License No. 154793 for provision of mobile radio telephone communication services in the territory of the Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.361 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.242
MTS License No. 154794 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tyumen region, YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.362 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.243	MGTS License No. 154857 for provision of telecommunications services for wired radio broadcasting in the territory of the Moscow region, Moscow (English translation) is incorporated herein by reference to Exhibit 4.26 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.244
MTS License No. 155415 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Orel region, Voronezh region (English translation) is incorporated herein by reference to Exhibit 4.369 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.245
MTS License No. 155416 for provision of intra-area telephone communications services in the territory of the Orel region (English translation) is incorporated herein by reference to Exhibit 4.370 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.246
MTS License No. 156543 for provision of telecommunications services for wired radio broadcasting in the territory of the Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.371 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.247
MTS License No. 156887 for provision of data communication services, except for data communication services for voice transmission in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.372 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.248
MTS License No. 156888 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.373 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.249
MTS License No. 156889 for provision of telematic communication services in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.374 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.250
MTS License No. 156890 for provision of mobile radio telephone communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.375 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.251
MTS License No. 157431 for provision of intra-area telephone communications services in the territory of the Tver region (English translation) is incorporated herein by reference to Exhibit 4.376 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.252	MTS License No. 158896 for provision of intra-area telephone communications services in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.380 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.253
MTS License No. 158897 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.381 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.254
MTS License No. 158898 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Perm region (English translation) is incorporated herein by reference to Exhibit 4.382 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.255
MTS License No. 158899 for provision of intra-area telephone communications services in the territory of the Altai territory (English translation) is incorporated herein by reference to Exhibit 4.383 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.256
MTS License No. 158900 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Smolensk region (English translation) is incorporated herein by reference to Exhibit 4.384 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.257
MTS License No. 158901 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Belgorod region, Bryansk region, Kursk region, Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.385 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.258
MTS License No. 158902 for provision of intra-area telephone communications services in the territory of the Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.386 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.259
MTS License No. 158903 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tver region (English translation) is incorporated herein by reference to Exhibit 4.387 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.260	MTS License No. 158904 for provision of intra-area telephone communications services in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.388 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.261
MTS License No. 159593 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.390 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.262
MTS License No. 159594 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Ryazan region, Vladimir region (English translation) is incorporated herein by reference to Exhibit 4.391 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.263
MTS License No. 159595 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Khanty Mansiysk Autonomous region, Sverdlovsk region (English translation) is incorporated herein by reference to Exhibit 4.392 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.264
MTS License No. 159596 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Chukotsk Autonomous region, Jewish Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.393 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
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
4.266
MTS License No. 159598 for provision of data transfer communication services for purposes of voice messages transmission in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.394 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.267
MTS License No. 159599 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.273 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.268	MTS License No. 159600 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.272 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
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
4.271
MTS License No. 159702 for provision of telecommunications services for wired radio broadcasting in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.395 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.272
MTS License No. 160409 for provision of mobile radio telephone services in the territory of Adygeya Republic (English translation) is incorporated herein by reference to Exhibit 4.314 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.273
MTS License No. 160410 for provision of mobile radio telephone services in the territory of Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.315 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.274
MTS License No. 160629 for provision of intra-area telephone communications services in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.396 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.275
MTS License No. 161213 for provision of mobile radio telephone services in the territory of St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region (English translation) is incorporated herein by reference to Exhibit 4.316 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.276
MTS License No. 161214 for provision of telecommunication services for provision of communication channels in the territory of Kemerovo region, Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.317 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.277	MTS License No. 161216 for provision of mobile radio telephone services in the territory of Amur region, Buryatiya Republic, Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Kamchatka region, Khabarovsk Territory, Magadan region, Primorsky Territory, Sakha Republic (Yakutia), Sakhalin region, Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.319 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.278
MTS License No. 161217 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.320 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.279
MTS License No. 161218 for provision of telecommunication services for provision of communication channels in the territory of Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.321 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.280
MTS License No. 161219 for provision of telecommunication services for provision of communication channels in the territory of Kalmykia Republic, Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.322 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.281
MTS License No. 161220 for provision of telecommunication services for provision of communication channels in the territory of Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.323 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.282
MTS License No. 161221 for provision of telematic services in the territory of Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.324 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.283
MTS License No. 161222 for provision of mobile radio telephone services in the territory of Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.325 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.284
MTS License No. 161223 for provision of telecommunication services for provision of communication channels in the territory of Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.326 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.285
MGTS License No. 161531 for provision of cable television in the territory of Moscow region (English translation) is incorporated herein by reference to Exhibit 4.327 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.286	MTS License No. 161954 for provision of intra zonal communications services in the territory of Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.328 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.287
MGTS License No. 161957 for provision of local telephone communication services using payphones in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.329 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.288
MGTS License No. 162566 for provision of mobile radio telephone services in the territory of Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.330 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.289
MTS License No. 162597 for provision of telecommunications services for wired radio broadcasting in the territory of the Ryazan region (English translation) is incorporated herein by reference to Exhibit 4.399 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.290
MTS License No. 162943 for provision of mobile radio telephone communication services in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.400 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.291
MTS License No. 162944 for provision of mobile radio telephone communication services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.401 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.292
MTS License No. 163838 for provision of intra zonal communications services in the territory of Rostov region (English translation) is incorporated herein by reference to Exhibit 4.331 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.293
MTS License No. 163839 for provision of intra zonal communications services in the territory of Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.332 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.294
MTS License No. 163840 for provision of intra zonal communications services in the territory of Krasnodar territory (English translation) is incorporated herein by reference to Exhibit 4.333 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.295	MTS License No. 164187 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.334 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.296
MTS License No. 165418 for provision of radio telephone services in the territory of Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.336 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.297
MTS License No. 166424 for provision of telecommunication services for provision of communication channels in the territory of Rostov region (English translation) is incorporated herein by reference to Exhibit 4.337 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.298
MTS License No. 166425 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of Altai territory (English translation) is incorporated herein by reference to Exhibit 4.338 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.299
MGTS License No. 166443 for provision of leased communications circuits in the territory of Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.339 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.300
MGTS License No. 166444 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.340 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.301
MGTS License No. 166445 for provision of data transmission services in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.341 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.302
MTS License No. 166704 for provision of mobile radio telephone services in the territory of Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.342 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.303
MTS License No. 166958 for provision of telecommunication services for provision of communication channels in the territory of Moscow, Moscow region, Komi Republic, Kostroma region, Tver region (English translation) is incorporated herein by reference to Exhibit 4.343 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.304	MTS License No. 167215 for provision of mobile radio telephone services in the territory of Russian Federation, except the Republic of Crimea, Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.344 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.305
MTS License No. 167216 for provision of mobile radio telephone services in the territory of Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.345 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.306
MTS License No. 167990 for provision of mobile radio telephone services in the territory of Altai territory (English translation) is incorporated herein by reference to Exhibit 4.346 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.307
MTS License No. 167991 for provision of mobile radio telephone services in the territory of Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.347 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.308
MTS License No. 167992 for provision of telecommunication services for provision of communication channels in the territory of Russian Federation, except the Republic of Crimea, Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.348 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.309
MTS License No. 168186 for provision of mobile radio telephone services in the territory of Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.349 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.310
MTS License No. 168309 for provision of cable radio in the territory of Saratov region (English translation) is incorporated herein by reference to Exhibit 4.350 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.311
MTS License No. 168612 for provision of mobile radio telephone services in the territory of Dagestan Republic (English translation) is incorporated herein by reference to Exhibit 4.351 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.312
MTS License No. 168613 for provision of mobile radio telephone services in the territory of Karachaevo-Cherkesia Republic (English translation) is incorporated herein by reference to Exhibit 4.352 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.313
MTS License No. 168614 for provision of mobile radio telephone services in the territory of Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.353 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.314	MTS License No. 168615 for provision of mobile radio telephone services in the territory of Stavropol territory (English translation) is incorporated herein by reference to Exhibit 4.354 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.315
MTS License No. 168616 for provision of mobile radio telephone services in the territory of Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.355 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.316
MTS License No. 168617 for provision of mobile radio telephone services in the territory of Kabardino-Balkar Republic (English translation) is incorporated herein by reference to Exhibit 4.356 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.317
MTS License No. 168618 for provision of mobile radio telephone services in the territory of Mordovia Republic (English translation) is incorporated herein by reference to Exhibit 4.357 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.318
MTS License No. 168619 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.358 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.319
MTS License No. 168620 for provision of mobile radio telephone services in the territory of Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.359 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.320
MTS License No. 168621 for provision of mobile radio telephone services in the territory of Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.360 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.321
MTS License No. 168622 for provision of mobile radio telephone services in the territory of Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.361 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.322
MTS License No. 168623 for provision of mobile radio telephone services in the territory of Ingushetia Republic (English translation) is incorporated herein by reference to Exhibit 4.362 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.323
MTS License No. 168624 for provision of mobile radio telephone services in the territory of Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.363 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.324	MTS License No. 169190 for provision of cable radio in the territory of Krasnodar territory (English translation) is incorporated herein by reference to Exhibit 4.364 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.325
MTS License No. 169448 for provision of intra zonal communications services in the territory of Karelia Republic (English translation) is incorporated herein by reference to Exhibit 4.365 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.326
MTS License No. 169449 for provision of intra zonal communications services in the territory of Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.366 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.327
MTS License No. 169450 for provision of intra zonal communications services in the territory of St. Petersburg (English translation) is incorporated herein by reference to Exhibit 4.367 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.328
MTS License No. 169451 for provision of international, national, intra zonal and local communications services in the territory of Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.368 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.329
MTS License No. 169452 for provision of intra zonal communications services in the territory of Vologda region (English translation) is incorporated herein by reference to Exhibit 4.369 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.330
MTS License No. 169453 for provision of intra zonal communications services in the territory of Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.370 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.331
MTS License No. 169454 for provision of intra zonal communications services in the territory of Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.371 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.332
MTS License No. 169455 for provision of intra zonal communications services in the territory of Murmansk region (English translation) is incorporated herein by reference to Exhibit 4.372 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.333
MTS License No. 169456 for provision of intra zonal communications services in the territory of Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.373 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.334
MTS License No. 169457 for provision of intra zonal communications services in the territory of Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.374 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.335	MGTS License No. 169794 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.397 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.336
MGTS License No. 169795 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.398 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.337
MTS License No. 170007 for provision of mobile radio telephone services in the territory of Omsk region (English translation) is incorporated herein by reference to Exhibit 4.375 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.338
MTS License No. 170425 for provision of data transmission services for voice in the territory of Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.376 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.339
MTS License No. 170426 for provision of data transmission services for voice in the territory of Nizhny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.377 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.340
MTS License No. 170427 for provision of data transmission services for voice in the territory of Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.378 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.341
MTS License No. 170428 for provision of data transmission services for voice in the territory of Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.379 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.342
MTS License No. 170429 for provision of data transmission services for voice in the territory of Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.380 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.343
MTS License No. 170430 for provision of data transmission services for voice in the territory of Omsk region (English translation) is incorporated herein by reference to Exhibit 4.381 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.344
MTS License No. 170431 for provision of data transmission services for voice in the territory of Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.382 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.345	MTS License No. 170432 for provision of data transmission services for voice in the territory of Tula region (English translation) is incorporated herein by reference to Exhibit 4.383 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.346
MTS License No. 170433 for provision of intra zonal communications services in the territory of Kurgan region (English translation) is incorporated herein by reference to Exhibit 4.384 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.347
MTS License No. 170434 for provision of data transmission services for voice in the territory of Smolensk region (English translation) is incorporated herein by reference to Exhibit 4.385 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.348
MTS License No. 170435 for provision of data transmission services for voice in the territory of Leningrad region (English translation) is incorporated herein by reference to Exhibit 4.386 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.349
MTS License No. 170436 for provision of data transmission services for voice in the territory of Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.387 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.350
MTS License No. 170616 for provision of mobile radio telephone services in the territory of Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.388 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.351
MTS License No. 170831 for provision of intra zonal communications services in the territory of Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.389 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.352
MTS License No. 171610 for provision of mobile radio telephone services in the territory of Kirov region, Orenburg region, Perm region, Udmurt Republic, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.390 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.353
MTS License No. 171678 for provision of cable radio in the territory of Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.391 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.354
MTS License No. 172049 for provision of mobile radio telephone services in the territory of Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.393 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.355	MTS License No. 172367 for provision of mobile radio telephone services in the territory of Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.394 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.356
MTS License No. 172368 for provision of mobile radio telephone services in the territory of Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.395 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.357
MTS License No. 172369 for provision of cable radio in the territory of Vologda region (English translation) is incorporated herein by reference to Exhibit 4.396 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.358	Oblachny Retail License No. 135699 for provision of telematic services in the territory of Russian Federation (English translation).
4.359	MTS License No. 145057 for provision of mobile radio telephone services in the territory of Astrahan region (English translation).
4.360
RIKT License No. 147828 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of Kemerovo region (Mezhdurechensk) (English translation).
4.361
MKS Balashikha License No. 149923 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Moscow region (Balashikha) (English translation).
4.362	MKS Balashikha License No. 149924 for provision of telecommunication services for Cable Broadcasting in the territory of Moscow region (Balashikha) (English translation).
4.363	MKS Balashikha License No. 149925 for provision of telematic services in the territory of Moscow region (Balashikha) (English translation).
4.364	MTS License No. 154795 for provision of mobile radio telephone services in the territory of Penza region (English translation).
4.365	MKS Balashikha License No. 156128 for provision of telecommunication services for provision of communication channels in the territory of Moscow region (Balashikha) (English translation).
4.366
Navigation Information Systems JSC License No. 161285 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Russian Federation (English translation).
4.367	Navigation Information Systems License No. 161286 for provision of telematic services in the territory of Russian Federation (English translation).
4.368	NVision Group License No. 164415 for provision of telematic services in the territory of Moscow (English translation).
4.369	RIKT License No. 164770 for provision of telecommunication services for Cable Broadcasting in the territory of Kemerovo region (Mezhdurechensk) (English translation).

Exhibits No.	Description
4.370	RIKT License No. 164771 for provision of telecommunication services for provision of communication channels in the territory of Kemerovo region (Mezhdurechensk) (English translation).
4.371	Progressivniye Technologii License No. 169309 for provision of telecommunication services for provision of communication channels in the territory of Moscow, Moscow region (English translation).
4.372
Progressivniye Technologii License No. 169311 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of Moscow region (English translation).
4.373	Progressivniye Technologii License No. 169314 for provision of telematic services in the territory of Moscow, Moscow region (English translation).
4.374
Progressivniye Technologii License No. 169315 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Moscow, Moscow region (English translation).
4.375
RIKT License No. 172078 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Kemerovo region (Mezhdurechensk) (English translation).
4.376	RIKT License No. 172079 for provision of telematic services in the territory of Kemerovo region (Mezhdurechensk) (English translation).
4.377	MTS License No. 172247 for provision of telematic services in the territory of Zabaykalsky Territory (English translation).
4.378	MTS License No. 172248 for provision of cable radio services in the territory of Sverdlovsk region (English translation).
4.379
MTS License No. 172249 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Zabaykalsky Territory (English translation).
4.380	MTS License No. 173071 for provision of mobile radio telephone services in the territory of KabardinoBalkar Republic (English translation).
4.381	MTS License No. 173072 for provision of mobile radio telephone services in the territory of Chechen Republi? (English translation).
4.382
MTS License No. 173073 for provision of telecommunication services for provision of communication channels in the territory of Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region (English translation).
4.383	MTS License No. 173165 for provision of cable radio services in the territory of Yaroslavl region (English translation).
4.384	MTS License No. 173166 for provision of cable radio services in the territory of Ivanovo region (English translation).
4.385	MTS License No. 173482 for provision of Intrazonal communications services in the territory of Belgorod region (English translation).
4.386	Progressivniye Technologii License No. 173864 for provision of telecommunication services for Cable Broadcasting in the territory of Moscow region (English translation).

Exhibits No.	Description
4.387	Progressivniye Technologii License No. 173865 for provision of data transmission services for voice in the territory of Moscow, Moscow region (English translation).
4.388	Progressivniye Technologii License No. 173867 for provision of cable radio services in the territory of Moscow region (English translation).
4.389	MTS License No. 174038 for provision of telecommunication services for provision of communication channels in the territory of Chukotsk Autonomous region (English translation).
4.390	MTS License No. 174356 for provision of Intrazonal communications services in the territory of Nizhny Novgorod region (English translation).
4.391	MTS License No. 174442 for provision of cable radio services in the territory of Irkutsk region (English translation).
4.392	MTS License No. 174800 for provision of mobile radio telephone services in the territory of Belgorod region (English translation).
4.393	Stream License No. 175178 for provision of telematic services in the territory of Russian Federation (English translation).
4.394	MTS License No. 175252 for provision of telecommunication services for provision of communication channels in the territory of Jewish Autonomous region (English translation).
4.395	MTS License No. 175253 for provision of cable radio services in the territory of Nizhny Novgorod region (English translation).
4.396	ProgTech-Yug License No. 175482 for provision of telecommunication services for provision of communication channels in the territory of Krasnodar territory (English translation).
4.397	ProgTech-Yug License No. 175484 for provision of data transmission services for voice in the territory of Krasnodar territory (English translation).
4.398	ProgTech-Yug License No. 175485 for provision of cable radio services in the territory of Krasnodar territory (English translation).
4.399	MTS License No. 176259 for provision of data transmission services for voice in the territory of Tver region (English translation).
4.400	MTS License No. 176260 for provision of telecommunication services for Cable Broadcasting in the territory of Russian Federation (English translation).
4.401	MTS License No. 176556 for provision of data transmission services for voice in the territory of Samara region (English translation).
4.402	MTS License No. 176557 for provision of data transmission services for voice in the territory of Astrakhan region (English translation).
4.403	MTS License No. 176558 for provision of Intrazonal communications services in the territory of Samara region (English translation).
4.404	MTS License No. 176559 for provision of data transmission services for voice in the territory of Tambov region (English translation).

Exhibits No.	Description
4.405	ProgTech-Yug License No. 176677 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of Krasnodar territory (English translation).
4.406
ProgTech-Yug License No. 176678 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Krasnodar territory (English translation).
4.407	ProgTech-Yug License No. 176679 for provision of telematic services in the territory of Krasnodar territory (English translation).
4.408	MTS License No. 176685 for provision of Intrazonal communications services in the territory of Kursk region (English translation).
4.409	MTS License No. 176686 for provision of cable radio services in the territory of St. Petersburg, Leningrad region (English translation).
4.410	Sputnikovoe TV License No. 176892 for provision of telecommunication services for provision of communication channels in the territory of Russian Federation (English translation).
4.411
Sputnikovoe TV License No. 176894 for provision of communication services for the purpose of broadcasting in the territory of Moscow, Moscow region, St. Petersburg, Leningrad region, Adygeya Republic, Arkhangelsk region, Astrahansk region, Bashkortostan Republic, Belgorod region, Bryansk region, Chuvashia Republic, Dagestan Republic, Ivanovo region, Ingushetia Republic, KabardinoBalkar Republic, Kaliningrad region, Kalmykia Republic, Kaluga region, KarachaevoCherkesia Republic, Karelia Republic, Kirov region, Komi Republic , Kostroma region, Krasnodar territory, Kursk region, Lipetsk region, Mari El Republic, Mordovia Republic, Murmansk region, Nizhny Novgorod region, Novgorod region, Orel region, Orenburg region, Perm region, Rostov region, Pskov region, Ryazan region, Samara region, Saratov region, Severnaya Osetia Alania Republic, Smolensk region, Stavropol territory, Tambov region, Tatarstan Republic, Tula region, Tver region, Udmurt Republic, Ulyanovsk region, Vladimir region, Volgograd region, Vologda region, Voronezh region, Yaroslavl region, Altaisk territory, Altai Republic, Amur region, Buryatiya Republic, Chelyabinsk region, Jewish Autonomous region, Irkutsk region, Kemerov region, Khabarovsk Territory, Khakassiya Republic, Khanty Mansiysk Autonomous region, Krasnoyarsk Territory, Kurgan region, Novosibirsk region, Omsk region, Primorsky Territory, Sakha Republic (Yakutia), Sakhalin region, Sverdlovsk region, Tomsk region, Tyumen region, Tyva Republic, YamaloNenetsk Autonomous region, Chechen Republi?, Zabaykalsky Territory, Penza region, Krym Repablic, Sevastopol, Nenetsk Autonomous region, Magadan region (English translation).
4.412	MTS License No. 177389 for provision of data transmission services for the purpose of voice transmission in the territory of St. Petersburg (English translation).
4.413	MTS License No. 177489 for provision of mobile radio telephone communication services in the allocared lelecommunications network in the territory of Kemerovo region (English translation).
4.414	MTS License No. 177989 for provision of mobile radio telephone services in the territory of Khakassiya Republic (English translation).
4.415	MTS License No. 178568 for provision of local, international and intercity phone communication service in the territory of the Russian Federation (English translation).

Exhibits No.	Description
4.416	MTS License No. 178740 for provision of mobile radio telephone services in the territory of Magadan region (English translation).
4.417	MTS License No. 178741 for provision of mobile radio telephone communication services in the allocared lelecommunications network in the territory of Tyumen region (English translation).
4.418	MTS License No. 178742 for provision of mobile radio telephone communication services in the allocared lelecommunications network in the territory of Zabaykalsky Territory (English translation).
4.419	MTS License No. 178743 for provision of mobile radio telephone communication services in the allocared lelecommunications network in the territory of Irkutsk region (English translation).
4.420	MTS License No. 178744 for provision of mobile radio telephone communication services in the allocared lelecommunications network in the territory of Tatarstan Republic (English translation).
4.421	MTS License No. 179430 for provision of cable radio services in the territory of Smolensk region (English translation).
4.422	Sibintertelecom License No. 179528 for provision of mobile radio telephone services in the territory of Zabaykalsky Territory (English translation).
4.423	Sibintertelecom License No. 179529 for provision of telecommunication services for provision of communication channels in the territory of Zabaykalsky Territory (English translation).
4.424
Sibintertelecom License No. 179530 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Zabaykalsky Territory (English translation).
4.425	Sibintertelecom License No. 179532 for provision of telematic services in the territory of Zabaykalsky Territory (English translation).
4.426
MTS License No. 179661 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Penza region (English translation).
4.427	MTS License No. 179662 for provision of communication services for the purpose of wire broadcasting in the territory of the Perm Territory (English translation).
4.428	MTS License No. 179663 for provision of telematic communication services in the territory of the Penza region (English translation).

Exhibits No.	Description
4.429	MTS License No. 181284 for provision of mobile radio telephone services in the territory of Sakha Republic (Yakutia), No. 182244 for provision of mobile radio telephone services in the territory of Khabarovsk Territory, No. 182245 for provision of mobile radio telephone services in the territory of Krasnoyarsk Territory, No. 182246 for provision of mobile radio telephone services in the territory of Tyva Republic, No. 182247 for provision of mobile radio telephone services in the territory of Perm Region, No. 182248 for provision of mobile radio telephone services in the territory of Buryatiya Republic, No. 182249 for provision of mobile radio telephone services in the territory of Komi Republic, No. 182251 for provision of mobile radio telephone services in the territory of Omsk Region, No. 182250 for provision of telecommunications services for broadcasting in the territory of Udmurt Republic (English summary).
4.430	MTS Bank License No. 177-046113-100000 for carrying out broker activity (English translation).
4.431	MTS Bank General Banking License No. 2268 (English translation).
4.432	MTS Bank License No. 177-04660-000100 for carrying out depositary activity (English translation).
4.433	MTS Bank License No. 177-04635-010000 for carrying out dealer activity (English translation).
4.434
MTS Bank License No. 0016453 for carrying out development, production, distribution of encryption (cryptographic) facilities, information and telecommunication systems, which are protected with encryption (cryptographic) facilities, for works and services in the field of data encryption, technical support services of encryption (cryptographic) facilities, information and telecommunication systems, which are protected with encryption (cryptographic) facilities (except where technical support services of encryption (cryptographic) facilities, information and telecommunication systems, which are protected with encryption (cryptographic) facilities, are performed for the own needs of the legal entity or individual entrepreneur) (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems Public Joint Stock Company.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibits No.	Description
101	The following financial information formatted in Extensive Business Reporting Language (XBRL): (i) Consolidated statements of financial position as of December 31, 2019 and 2018, (ii) Consolidated statements of profit or loss for the years ended December 31, 2019, 2018 and 2017, (iii) Consolidated statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017, (iv) Consolidated statements of changes in shareholders' equity for the years ended December 31, 2019, 2018 and 2017, (v) Consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017, and (vi) Notes to the consolidated financial statements.

*
Approved by General Meeting of Shareholders of Mobile TeleSystems Public Joint Stock Company held Orty 28, 2018 and became effective upon registration with the Federal Tax Service on July 11, 2018.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2020	MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY
	By:	/s/ Alexey V. Kornya
		Name:	Alexey V. Kornya
		Title:	President and Chief Executive Officer

PJSC MOBILE
TELESYSTEMS
AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2019, 2018 and for the Years Ended
December 31, 2019, 2018 and 2017.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems PJSC and subsidiaries (the "Group") as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2020 expressed an unqualified opinion on the Group's internal control over financial reporting.

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

Critical Audit Matters

        The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition—Refer to Note 6 to the consolidated financial statements

Critical Audit Matter Description

        The Group's revenue from telecommunication services consists of a significant volume of low-value transactions, sourced from multiple systems, databases, and other tools, including billing systems. The processing and recording of revenue is highly automated and is based on established tariff plans.

        We identified the revenue recognition for telecommunications services as a critical audit matter due to the complexity of information systems involved in the process of revenue recognition and the risks associated with recognition and measurement of revenue, arising from the diversity and constant evolution of tariff plans, marketing offers and discounts provided to customers. This required an increased extent of audit effort, including the need for us to involve professionals with expertise in information technology (IT), to identify, test, and evaluate the Group's systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

        Our audit procedures related to the Group's revenue from telecommunication services included the following, among others:

  •
  analysis of IT environment that secures proper functioning of billing and other IT systems related to accounting, including control procedures for monitoring changes and segregation of duties, as well as testing of these controls;

  •
  testing of the design and the effectiveness of internal controls over revenue recognition, including: recording and registration of phone calls, call duration, provision of data and value added services; authorization of changes in tariff plans and input of this information into the billing systems; correctness of the application of incentive arrangements and discounts;

  •
  end-to-end testing of reconciliation of data on the duration and volume of provided telecommunication services from the their initial registration by switching equipment to billing and other IT systems and then to accounting records, including testing of certain manual adjustments recorded when transferring data from billing and other IT systems to the general ledger;

  •
  using test calls to test the correctness of the details of connections, their duration and the tariff plans applied;

  •
  testing of whether incentive arrangements and discounts were correctly accounted for in accordance with the relevant accounting policies of the Group; and

  •
  testing to verify that the information on active tariffs entered in the billing systems agree to the approved tariff orders and published tariff plans.

        We have also reviewed the Group's accounting policy with respect to the recognition of revenue from the provision of services to subscribers and ensured that the existing policy is both appropriate for new types of operations and applied correctly, and assessed the compliance of the disclosures in the consolidated financial statements with the requirements of IFRS 15, Revenue from Contracts with Customers.

Assessment and measurement of expected credit losses on loans to customers—Refer to Note 28 to the consolidated financial statements

Critical Audit Matter Description

        The Group is required to use an 'expected loss' model to determine the impairment of loans to customers of MTS Bank. Due to the underlying assumptions and estimations, the determination of expected credit losses is inherently subject to substantial judgement applied by management.

        Key areas of judgment and estimates related to the assessment of allowances for expected credit losses on loans to customers included the following:

  •
  determination of the impairment stage for loans assessed on an individual basis which is based on timely identification of default events and significant increases in credit risk;

  •
  evaluation of the probability of default of loans assessed on an individual basis at the first and the second stages of impairment as well as loans assessed on a collective basis.

        We identified this area as a critical audit matter because models and techniques used in identifying significant increases in credit risk and for calculating expected credit losses requires the use of data from both external and internal sources, as well as the application of complex and subjective judgments by management. Therefore, a high degree of auditor judgment and an increased extent of effort was required, including the need to involve our internal actuarial specialists, to perform audit procedures carried out to evaluate the reasonableness of management's estimate of the allowance for loan losses.

How the Critical Audit Matter Was Addressed in the Audit

        Our audit procedures related to the assessment and measurement of expected credit losses of loans to customers included the following, among others:

  •
  testing the design and the effectiveness of internal controls over the correct classification of the loan portfolio between stages of credit risk and the use of appropriate key assumptions on the assessment of probability of default for loans to customers;

  •
  assessment of the methodology, models and techniques used by the Group's management to determine expected credit losses for compliance with requirements of IFRS 9, Financial Instruments;

  •
  testing of the completeness and accuracy of data, including historical data, using external and internal information;

  •
  for individually assessed loans, obtaining the Group's schedule classifying all borrowers between stages of credit risk and, based on information from open sources, on a sample basis, testing that borrowers with default indicators were appropriately classified for the purposes of the expected credit loss calculation;

  •
  for evaluation of probability of default of individually assessed loans, with the involvement of our internal actuarial specialists, obtaining the validation report and testing of the outcome of the model against observed losses, as well as performing an analysis of the alternative appropriate ranges of probability of defaults; and

  •
  for collectively assessed loans, with the assistance of our internal actuarial specialists, performing an analysis of the integrity of the models and verifying the most critical underlying assumptions against historical data and recent trends of default ratios.

        We also assessed the compliance of the disclosures in the consolidated financial statements with the requirements of IFRS 9, Financial Instruments.

/s/ AO Deloitte & Touche CIS

Moscow, Russia

March 12, 2020

We have served as the Group's auditor since 2002.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2019	December 31, 2018
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	19	265,479	276,443
Investment property		2,986	2,177
Right-of-use assets	24	138,817	149,007
Goodwill	20	38,675	39,107
Other intangible assets	22	79,729	95,962
Investments in associates and joint ventures	15	6,450	10,735
Other investments	16	11,195	16,873
Deferred tax assets	11	9,975	11,190
Accounts receivable, related parties	30	10,787	2,545
Trade accounts receivable	17	3,556	2,600
Bank deposits and loans to customers	28	53,472	30,653
Other financial assets	27	3,220	4,729
Other assets		4,981	5,038

Total non-current assets		629,322	647,059

CURRENT ASSETS:
Inventories	18	15,515	18,654
Trade and other receivables	17	35,595	34,543
Accounts receivable, related parties	30	5,872	6,385
Bank deposits and loans to customers	28	39,370	32,385
Short-term investments	14	25,618	47,863
Advances paid and prepaid expenses		4,107	4,208
VAT receivable		9,350	7,415
Income tax assets		4,301	3,887
Assets held for sale		497	2,694
Cash and cash equivalents	13	38,070	84,075
Other financial assets	27	14,558	25,487
Other assets		1,735	1,338

Total current assets		194,588	268,934

TOTAL ASSETS		823,910	915,993

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2019 AND 2018

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2019	December 31, 2018
EQUITY AND LIABILITIES
EQUITY:
Common stock	31	200	200
Treasury stock	31	(59,748)	(44,808)
Additional paid-in capital		—	—
Retained earnings		85,249	110,946
Accumulated other comprehensive income/(loss)	31	7,367	(1,064)

Equity attributable to owners of the Company		33,068	65,274
Non-controlling interests		3,326	12,291

Total equity		36,394	77,565

NON-CURRENT LIABILITIES:
Borrowings	23	271,573	365,072
Lease obligations	24	140,080	144,740
Bank deposits and liabilities	28	1,805	2,633
Deferred tax liabilities	11	17,866	24,439
Provisions	26	4,761	3,391
Contract liabilities	6	589	558
Other financial liabilities	27	955	481
Other liabilities		1,430	1,643

Total non-current liabilities		439,059	542,957

CURRENT LIABILITIES:
Trade and other payables		71,808	53,623
Accounts payable, related parties	30	558	1,301
Contract liabilities	6	20,718	21,597
Borrowings	23	71,746	3,063
Lease obligations	24	15,228	15,812
Bank deposits and liabilities	28	136,147	108,821
Income tax liabilities		784	1,792
Provisions	26	11,526	70,911
Other financial liabilities	27	1,424	4,648
Other liabilities		18,518	13,903

Total current liabilities		348,457	295,471

TOTAL EQUITY AND LIABILITIES		823,910	915,993

The accompanying notes are an integral part of these consolidated financial statements.

President and CEO	Vice-president, Finance
Alexey V. Kornya	Andrey M. Kamensky
March 12, 2020

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Amounts in millions of Russian Rubles, except per share amounts)

	Notes	2019	2018	2017
Service revenue		406,839	382,698	365,830
Sales of goods		69,267	68,768	52,088

Revenue	5,6	476,106	451,466	417,918

Cost of services		114,995	104,929	115,656
Cost of goods	18	63,889	63,253	45,475
Selling, general and administrative expenses	7	90,796	83,427	90,349
Depreciation and amortization	5	96,279	95,386	73,940
Operating share of the profit of associates and joint ventures	15	(4,583)	(3,799)	(3,210)
Impairment of non-current assets	21	(148)	149	3,775
Impairment of financial assets		7,756	3,661	2,903
Other income		(7,066)	(4,561)	(1,211)

Operating profit	5	114,188	109,021	90,241

Finance income	8	(4,356)	(5,587)	(5,255)
Finance costs	8	47,368	36,988	26,011
Currency exchange (gain) / loss		(2,106)	4,043	(818)
Non-operating share of the (profit) / loss of associates and joint ventures	15	(3,496)	909	436
Change in fair value of financial instruments		7,455	(5,385)	(110)
Other expenses		2,450	934	990

Profit before tax		66,873	77,119	68,987

Income tax expense	11	15,750	15,395	17,780

Profit for the year from continuing operations		51,123	61,724	51,207

(Profit) / loss from discontinued operations	10, 33	(3,976)	53,892	(5,383)

Profit for the year		55,099	7,832	56,590

Profit for the year attributable to:
Owners of the Company		54,241	6,848	56,042
Non-controlling interests		858	984	548
Earnings per share from continuing operations (basic and diluted), Russian Rubles:	12	28.22 and 28.18	32.42 and 32.38	26.21 and 26.19
Earnings per share from discontinued operations (basic and diluted), Russian Rubles:	12	2.23 and 2.23	(28.76) and (28.73)	2.76 and 2.75
The accompanying notes are an integral part of these consolidated financial statements.

President and CEO		Vice-president, Finance
	Alexey V. Kornya		Andrey M. Kamensky

March 12, 2020

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Amounts in millions of Russian Rubles)

	2019	2018	2017
Profit for the year	55,099	7,832	56,590

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Unrecognized actuarial gain / (loss)	—	167	(40)
Items that may be reclassified subsequently to profit or loss:
Reclassification to profit and loss due to Disposal of VF Ukraine (Note 10)	7,947	—	—
Exchange differences on translating foreign operations	1,134	7,416	(2,469)
Net fair value (loss) / gain on financial instruments	(237)	(103)	495
Share of other comprehensive (loss) / income of associates
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations in associates	(413)	319	(810)

Other comprehensive income / (loss) for the year, net of income tax	8,431	7,799	(2,824)

Total comprehensive income for the year	63,530	15,631	53,766

Total comprehensive income for the year attributable to:
Owners of the Company	62,672	14,638	53,218
Non-controlling interests	858	993	548

The accompanying notes are an integral part of these consolidated financial statements.

President and CEO		Vice-president, Finance
	Alexey V. Kornya		Andrey M. Kamensky

March 12, 2020

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock				Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital	Cash flow hedging reserve			Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at January 1, 2017	1,998,381,575	200	(11,482,047)	(748)	191	(155)	(6,418)	543	145,622	139,235	4,713	143,948

Profit for the year	—	—	—	—	—	—	—	—	56,042	56,042	548	56,590
Other comprehensive (loss) / income for the year, net of income tax	—	—	—	—	—	495	(2,620)	(40)	—	(2,165)	—	(2,165)
Disposal of East-West United Bank by MTS Bank, the Group's associate (Note 15)	—	—	—	—	—	—	(659)	—	—	(659)	—	(659)
Total comprehensive (loss) / income for the year	—	—	—	—	—	495	(3,279)	(40)	56,042	53,218	548	53,766
Exercise of stock options	—	—	851,275	—	240	—	—	—	—	240	—	240
Dividends declared by MTS	—	—	—	—	—	—	—	—	(50,621)	(50,621)	—	(50,621)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,175)	(1,175)
Purchase of own stock (Note 31)	—	—	(75,708,384)	(21,896)	—	—	—	—	—	(21,896)	—	(21,896)
Purchase of non-controlling interests	—	—	—	—	(2)	—	—	—	—	(2)	(7)	(9)
Changes in ownership interest with no gain / loss of control	—	—	—	—	(48)	—	—	—	—	(48)	—	(48)

Balances at December 31, 2017	1,998,381,575	200	(86,339,156)	(22,644)	381	340	(9,697)	503	151,043	120,126	4,079	124,205

Adjustment on initial application of IFRS 15 (net of tax)	—	—	—	—	—	—	—	—	2,528	2,528	17	2,545
Adjustment on initial application of IFRS 9 (net of tax)	—	—	—	—	—	—	—	—	1,367	1,367	—	1,367
Adjusted balance at January 1, 2018	—	—	—	—	—	—	—	—	154,938	124,021	4,096	128,117
Profit for the year	—	—	—	—	—	—	—	—	6,848	6,848	984	7,832
Unrecognized actuarial gain	—	—	—	—	—	—	—	167	—	167	—	167
Currency translation adjustment							7,726			7,726	9	7,735
Net fair value (loss) / gain on financial instruments	—	—	—	—	—	(103)		—	—	(103)	—	(103)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(103)	7,726	167	6,848	14,638	993	15,631
Issuance of stock options	—	—	—	—	675	—	—	—	—	675	—	675
Exercise of stock options	—	—	1,369,303	403	(403)	—	—	—	—	—	—	—
Dividends declared by MTS	—	—	—	—	—	—	—	—	(48,921)	(48,921)	—	(48,921)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—		(1,165)	(1,165)
Purchase of own stock (Note 31)	—	—	(82,669,046)	(22,567)	(4)	—	—	—	—	(22,571)	—	(22,571)
Purchase of non-controlling interests	—	—	—	—	(97)	—	—	—	—	(97)	47	(50)
Acquisitions under common control	—	—	—	—	(2,471)	—	—	—	—	(2,471)	8,320	5,849
Reclass to retained earnings	—	—	—	—	1,919	—	—	—	(1,919)	—	—	—

Balances at December 31, 2018	1,998,381,575	200	(167,638,899)	(44,808)	—	237	(1,971)	670	110,946	65,274	12,291	77,565

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock			Cash flow hedging reserve	Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital				Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2018	1,998,381,575	200	(167,638,899)	(44,808)	—	237	(1,971)	670	110,946	65,274	12,291	77,565

Profit for the year	—	—	—	—	—	—	—	—	54,241	54,241	858	55,099
Disposal of VF Ukraine (Note 10)	—	—	—	—	—	—	7,947	—	—	7,947	—	7,947
Currency translation adjustment							721	—		721	—	721
Net fair value (loss) / gain on financial instruments	—	—	—	—	—	(237)	—	—	—	(237)	—	(237)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(237)	8,668	—	54,241	62,672	858	63,530
Issuance of stock options	—	—	—	—	872	—	—	—	—	872	—	872
Exercise of stock options	—	—	3,610,561	982	(1,060)	—	—	—	—	(78)	—	(78)
Dividends declared by MTS	—	—	—	—	—	—	—	—	(74,302)	(74,302)	—	(74,302)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,123)	(1,123)
Purchase of own stock (Note 31)	—	—	(61,519,084)	(15,922)	—	—	—	—	—	(15,922)	—	(15,922)
Purchase of non-controlling interests	—	—	—	—	(4,162)	—	—	—	—	(4,162)	(8,700)	(12,862)
Acquisitions under common control (Note 4)	—	—	—	—	(1,286)	—	—	—	—	(1,286)	—	(1,286)
Reclass to retained earnings	—	—	—	—	5,636	—	—	—	(5,636)	—	—	—

Balances at December 31, 2019	1,998,381,575	200	(225,547,422)	(59,748)	—	—	6,697	670	85,249	33,068	3,326	36,394

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Amounts in millions of Russian Rubles)

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	55,099	7,832	56,590
Adjustments for:
Depreciation and amortization	106,948	104,588	79,912
Impairment of non-current assets	(148)	149	3,775
Impairment of financial assets	7,761	3,694	2,923
Loss from sale of Ukraine operations (Note 10)	5,499	—	—
Provision related to SEC investigation (Note 33)	—	55,752	—
Finance income	(4,805)	(5,981)	(5,548)
Finance costs	48,711	38,165	26,064
Income tax expense	17,671	16,969	18,977
Currency exchange (gain)/loss	(5,628)	6,892	(1,301)
Share of profit of associates	(8,079)	(2,890)	(2,774)
Change in fair value of financial instruments	7,412	(5,384)	(110)
Inventory obsolescence expense	2,207	3,326	2,179
Change in provisions	305	(1,474)	1,556
Other non-cash items	(6,882)	(3,479)	(657)
Movements in operating assets and liabilities:
(Increase) / Decrease in trade and other receivables	(3,808)	438	(3,514)
Increase in bank deposits and loans to customers	(34,452)	(15,367)	—
Decrease / (Increase) in inventory	3	(11,292)	2,200
Decrease in advances paid and prepaid expenses	3,478	1,429	1,197
(Increase) / Decrease in VAT receivable	(2,522)	72	(1,145)
Increase / (Decrease) in trade and other payables and other current liabilities	6,825	(58)	3,200
Increase in bank deposits and liabilities	27,823	4,100	—
Fines and penalties related to investigation into former operations in Uzbekistan (Note 33)	(55,607)	—
Dividends received	3,707	3,726	3,590
Income tax paid	(23,943)	(19,777)	(22,427)
Interest received	5,263	10,016	3,319
Interest paid, net of interest capitalized	(46,186)	(37,056)	(23,366)

NET CASH PROVIDED BY OPERATING ACTIVITIES	106,652	154,390	144,640

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Amounts in millions of Russian Rubles)

	2019	2018	2017
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired (Note 4)	(2,052)	(3,444)	(367)
Purchases of property, plant and equipment (including capitalized interest in the amount of RUB 550 million, RUB 460 million and RUB 307 million, respectively)	(68,465)	(64,731)	(53,366)
Purchases of other intangible assets	(23,016)	(21,751)	(23,065)
Purchase of Avantage	—	(7,559)	—
Purchase of 3G and 4G licenses in Armenia and Ukraine	(255)	(5,527)	—
Cost to obtain and fulfill contracts, paid	(4,651)	(4,764)	—
Proceeds from sale of property, plant and equipment and assets held for sale	6,536	5,905	4,343
Purchases of short-term and other investments	(22,714)	(18,754)	(33,717)
Proceeds from sale of short-term and other investments	47,139	38,596	25,385
Investments in associates (Note 15)	(75)	(3,871)	(723)
Cash (payments) and proceeds related to swap contracts	(2,459)	6,892	—
Proceeds from sale of subsidiaries, net of cash disposed (Note 10)	37,386	619	—
Proceeds from sale/liquidation of associates (Note 15)	3,067	—	—
Other investing activities	5	—	—

NET CASH USED IN INVESTING ACTIVITIES	(29,554)	(78,389)	(81,510)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(189)	(27,983)	(12,042)
Proceeds from issuance of notes	72,500	27,550	45,000
Notes and debt issuance cost paid	(111)	(39)	(98)
Lease obligation principal paid	(15,154)	(13,577)	(774)
Dividends paid	(52,505)	(50,054)	(51,759)
Acquisition of entities under common control, net of cash acquired	(15,312)	(13,242)	—
Proceeds from loans	62,415	95,000	25,136
Repayment of loans	(156,511)	(20,076)	(32,239)
Payments under credit guarantee agreement related to foreign-currency hedge (Note 29)	—	(981)	(1,766)
Repurchase of common stock	(15,922)	(22,655)	(21,896)
Other financing activities	341	133	(7)

NET CASH USED IN FINANCING ACTIVITIES	(120,448)	(25,924)	(50,445)

Effect of exchange rate changes on cash and cash equivalents	(2,655)	3,412	(569)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(46,005)	53,489	12,116

CASH AND CASH EQUIVALENTS, beginning of the year	84,075	30,586	18,470

CASH AND CASH EQUIVALENTS, end of the year	38,070	84,075	30,586

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

        The consolidated financial statements of the Company and its subsidiaries ("the Group" or "MTS") as of December 31, 2019 and 2018, and for the years ended 31 December 2019, 2018 and 2017 were authorized for issue by the President of the Company on March 12, 2020.

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

        The Group provides a wide range of telecommunications services including voice and data transmission, internet access, pay TV, various value added services ("VAS") through wireless and fixed lines, financial services, integration services as well as the sale of equipment, accessories and software. In June 2018 the Group entered the market of banking services through acquisition of controlling stake in PJSC MTS Bank. Upon disposal of its operations in Ukraine in December 2019 (Note 10), the Group primarily operates in Russia.

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

        Basis of consolidation—The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved only where the Company has power over the entity, is exposed and has rights to variable returns, and is able to use the power to affect its amount of variable returns. The results of the controlled entities acquired or disposed of during the reporting period are included in the consolidated financial statements from the date the Group achieves control over the entity, or until the date on which the Company ceases to control the entity. If necessary, the accounting policies of controlled entities are aligned with the accounting policy applied by the Group. All intra-group balances, income, expenses and cash flows are eliminated on consolidation.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Effective ownership interests in the Group's significant subsidiaries were the following:

	Accounting method	December 31, 2019	December 31, 2018
RTC	Consolidated	100.0%	100.0%
MTS Turkmenistan (Note 9)	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
NVision Group	Consolidated	100.0%	100.0%
MTS IT	Consolidated	100.0%	100.0%
NVision Czech Republic	Consolidated	100.0%	100.0%
Sputnikovoe TV	Consolidated	100.0%	100.0%
Stream	Consolidated	100.0%	100.0%
Dega	Consolidated	100.0%	100.0%
Stream Digital(1)	Consolidated	100.0%	100.0%
MTS Energo	Consolidated	100.0%	100.0%
MDTZK LLC (Ticketland)	Consolidated	100.0%	100.0%
IT Grad	Consolidated	100.0%	100.0%
RIKT	Consolidated	100.0%	—
Kinopolis	Consolidated	100.0%	—
MTS Armenia	Consolidated	100.0%	80.0%
MTS Bank (Note 4)	Consolidated	99.9%	55.4%
MGTS Group	Consolidated	94.7%	94.7%
Navigation Information Systems Group	Consolidated	94.7%	94.7%
Kulturnaya Sluzhba (Ponominalu)	Consolidated	89.1%	78.2%
Oblachny Retail LLC	Consolidated	50.8%	50.8%
MTS International Funding Limited(2) ("MTS International")	Consolidated	SE	SE
VF Ukraine(3) (Note 10)	Consolidated	—	100.0%
MTS Belarus (Note 15)	Equity	49.0%	49.0%
Sistema Capital	Equity	30.0%	30.0%
Zifrovoe TV	Equity	20.0%	20.0%
OZON Holdings Limited (Note 15)	Equity	—	18.7%
YouDo Web Technologies (Note 15)	Equity	15.5%	13.7%
SWIPGLOBAL	Equity	15.0%	—

(1)
A wholly-owned subsidiary, through which the Group repurchases its own shares.

(2)
A company organized and existing as a private limited company under the laws of Ireland. The Group does not have any equity in MTS International. It was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued USD 750 million 8.625% notes due in 2020 and USD 500 million 5.0% notes due in 2023, respectively (Note 23). The notes are guaranteed by MTS PJSC in the event of default. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes' maintenance activities. Accordingly, the Group concluded that it exercises control over the entity.

(3)
Disposed on December 3, 2019.

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

        Joint operations—The Group has joint operations with Megafon and Vimpelcom, relating to the construction of LTE base stations. Joint operations are characterized by the fact that the operators that have joint control over the arrangement each have both a right to the assets, and obligations for the liabilities, according to the arrangement. Respectively, each operator accounts for its share of the joint assets and its agreed share of any liabilities, and recognizes its share of the output, revenues and expenses incurred under the arrangement. The result of joint operations does not influence the finanacial statements significantly.

        Non current assets held for sale and discontinued operations—The Group classifies assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is met only when the assets (or disposal group) are available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale is highly probable to occur within a year. Held for sale assets and disposal groups are measured at the lower of carrying amount or fair value less cost to sell.

        Assets and liabilities classifies as held for sale are presented separately as current items in the statement of financial position.

        A disposal group qualifies as discontinued operation if it is a component of the entity that either has been disposed of or is classified as held for sale, and:

  •
  Represents a separate major line of business or geographical area of operations;

  •
  Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations;

  •
  Or is a subsidiary acquired exclusively with a view to resale.

        Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

        Group's statement of cash flows include both cash flows from continuing and discontinued operations, amounts related to discontinued operations by operating, investing and financing activities are presented in Note 10.

        Functional currency translation methodology—As of December 31, 2019, the functional currencies of Group entities were as follows:

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

        Prior period comparatives for the year ended December 31, 2017 were not restated.

Standards, interpretations and amendments adopted on January 1, 2019

        On January 1, 2019 the Group adopted the following standards, interpretations and amendments:

Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
IFRIC 23	Uncertainty over Income Tax Treatments
Amendments to IFRS 9	Prepayment Features With Negative Compensation
Amendments IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle

        None of them had a material impact on the Group's consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Standards, interpretations and amendments in issue but not yet effective

        The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to Conceptual Framework	Conceptual Framework in IFRS standards(1)
Amendments to IFRS 3	Definition of a Business(1)
Amendments to IAS 1 and IAS 8	Definition of Material(1)
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform and its Effects on Financial Reporting (1)
IFRS 17	Insurance Contracts(2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(3)
Annual Improvements to IFRSs (2010—2012 Cycle Amendments to IAS 1)	Classification of Liabilities as Current or Non-Current(4)

(1)
Effective for annual periods beginning on or after January 1, 2020, with earlier application permitted.

(2)
Effective for annual periods beginning on or after January 1, 2021, with earlier application permitted.

(3)
The effective date for these amendments was deferred indefinitely. Early adoption continues to be permitted.

(4)
Effective for annual periods beginning on or after January 1, 2022, with earlier application permitted.

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

1. Depreciation and amortization of non-current assets

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

        The Group continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted prospectively. See Notes 19 and 22 for further information.

2. Impairment of non-current assets

        The Group has made significant investments including in property, plant and equipment, intangible assets, goodwill, right-of-use assets, acquiring and fulfilling of contracts.

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

        See Note 21 for further information.

3. Fair value of financial instruments

        Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 27 for further information.

4. Provisions and contingencies

        The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group's business, licenses, tax positions and investments, where the outcomes are subject to significant uncertainty. In addition, significant uncertainty exists in relation to employee bonuses and other rewards, which depend on their individual performance and Group's results. The management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss or related expense. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable. See Notes 26 and Note 33 for further information.

5. Right-of-use assets and lease liabilities

        The value of right-of-use assets and lease liabilities is based on management estimates of lease terms as well as an incremental borrowing rate used to discount lease payments. The lease term corresponds to the non-cancellable period of each contract except in cases where the Group is reasonably certain of exercising renewal options. When assessing the lease term the management considers all facts and circumstances that create the economic incentive for the Group to excise the option to extend the lease, such as the useful life of the asset located on the leased site, statistics on sites replacement, sequence of technology change, profitability of the Group's retail stores as well as costs to terminate or enter into lease contracts. The incremental borrowing rate of the Group is determined based on the credit spreads of the Group's debt instruments in relation to zero-coupon yield curve for government securities.

        Changes in these factors could affect the estimated lease term and the reported value of right-of-use assets and lease liabilities.

        See Note 24 for further information.

6. Impairment of financial assets

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

        ECL are measured as probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated using a statistical model based on three major risk parameters: probability of default, loss given default and exposure at default.

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

        See Notes 17 and 28 for further information.

4. BUSINESS ACQUISITIONS AND DISPOSALS

        Unless stated otherwise, all business combinations disclosed were accounted for by applying the acquisition method. Goodwill recognized as a result of the acquisitions is not expected to be deductible for income tax purposes.

Acquisitions in 2019

        Acquisition of JSC RIKT—In June 2019, the Group acquired a 97.4% ownership interest in JSC RIKT ("RIKT"), a fixed-line operator in the Kemerovo region, for cash consideration of RUB 360 million. This acquisition allows the Group to increase its market share in the region. In September 2019, the Group finalized the mandatory share repurchase from minority shareholders of RIKT and increased its share to 100%.

        The fair values of the identifiable assets and liabilities of RIKT as at the date of acquisition were as follows:

Goodwill(1)	105
Other intangible assets(2)	172
Property, plant and equipment	118
Trade and other receivables	12
Cash and cash equivalents	6
Other current assets	9
Other non-current assets	14
Current liabilities	(37)
Non-current liabilities	(39)

Consideration transferred (in cash)	360

(1)
The goodwill is attributable to the expected synergies resulted from the acquisition and allocated to the "Russia Convergent" operating segment.

(2)
Amortized over the average term of 12 years.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

Acquisitions under common control, accounted for directly in equity

        Acquisition of JSC Objedinennye Russkie Kinostudii—In April 2019, the Group acquired JSC Objedinennye Russkie Kinostudii ("Kinopolis") from Business-Nedvizhimost, a subsidiary of Sistema, for total consideration of RUB 2,042 million. Kinopolis owns fully equipped movie complex in Saint-Petersburg. Acquisition of Kinopolis enables the Group to develop its own entertainment content.

        Acquisition of property complex at Narodnogo opolcheniya street («Narodnoje»)—In August 2019, the Group acquired Narodnoje property complex from Sistema for total consideration of RUB 329 million. The property complex comprises office facilities leased by the Group and hostel premises leased by a third party and operates under management agreement with Business-Nedvizhimost, a subsidiary of Sistema. The acquisition enables the Group to optimize its rental expenses and enhance its investment property portfolio.

        The following table summarizes the details of acquisitions of subsidiaries under common control finalized in 2019:

Acquired company	Consideration paid net of cash acquired*	Cash acquired	Assets acquired other than cash	Liabilities assumed
Kinopolis	2,030	12	1,017	58
Narodnoje	329	—	102	—

Total effect of acquisitions under common control	2,359	12	1,019	58

*
Included in consolidated statement of cash flows within cash flows from financing activities as transactions with entities under common control

Acquisitions in 2018

        Acquisition of Kulturnaya Sluzhba—In January 2018, the Group acquired a 78.2% ownership interest in Kulturnaya Sluzhba LLC ("KS"), operating under the trademark Ponominalu.ru. The purchase price comprised a cash payment, deferred payment which was payable within 12 months from the acquisition date, and a contingent consideration to be paid to the sellers if agreed upon financial targets are met by KS.

        Acquisition of MDTZK—In February 2018, the Group acquired a 100% ownership interest in Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass LLC ("MDTZK"), operating under the trademark Ticketland.ru. The purchase price comprised of both cash payment and deferred payment which was payable within 12 months from the acquisition date.

        These acquisitions allow the Group to enter the event ticketing market, whilst also broadening the Group's suite of digital services.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Acquisition of ProgTech—In August 2018, the Group acquired a 99% ownership interest in science and production association Progressivniye Technologii CJSC ("ProgTech"), a provider of fixed-line services in the cities of Zhukovskiy and Anapa. The acquisition of ProgTech allows the Group to strengthen its position in these local markets and benefit from the expected synergies. The purchase price comprised of cash payment and deferred payment.

        Acquisition of IT-Grad—In December 2018, the Group acquired a 100% ownership interest in IT-Grad 1 Cloud LLC ("IT-Grad"), one of the largest cloud services providers on the Russian IaaS market. The acquisition allows the Group to strengthen its presence in the Russian cloud services market. The purchase price comprised of cash payment of RUB 1,515 million and a contingent consideration. The Group was bound to pay the contingent consideration of RUB 691 million in 8 months after the acquisition date and of RUB 249 million in 18 months after the acquisition date following certain conditions, including the transfer of rights on tangible and intangible assets.

        The fair values of the identifiable assets and liabilities of acquired companies as at the dates of acquisitions were the following:

	KS		MDTZK		ProgTech
Goodwill	479	(1)	2,033	(2)	213	(3)
Customer base	37	(4)	727	(4)	123	(5)
Trademark	129	(4)	779	(4)	—
Other non-current assets	43		145		172
Current assets	117		202		15
Cash and cash equivalents	39		542		28
Current liabilities	(383)		(868)		(80)
Liability under put option agreement over non-controlling interests	(106)		—		—
Non-current liabilities	(34)		(370)		(76)

Total consideration	321		3,190		395

Including:
Fair value of contingent consideration	54		—		3
Cash paid	267		3,190		392

(1)
The goodwill is attributable to the market significance of the acquiree in the Russian event ticketing industry and expected synergies resulted from the acquisition and allocated to the "Ponominalu" operating segment.

(2)
The goodwill is attributable to the market significance of the acquiree in the Russian event ticketing industry and expected synergies resulted from the acquisition and allocated to the "Ticketland" operating segment.

(3)
The goodwill is attributable to the expected synergies resulted from the acquisition and allocated to the "Moscow fixed line" operating segment.

(4)
Amortized over the term of 10 years.

(5)
Amortized over the term of 15 years.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The purchase price allocation of IT-Grad was not finalized as of the date the 2018 financial statements were authorised for issue as the Group had not completed the valuation of the individual assets of the company acquired. The Group's consolidated financial statements as of December 31, 2018 reflected the allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed. In 2019 the Group finalized the valuation of assets of IT-Grad and the acquisition date fair value of the assets changed since the preliminary calculations. The following table summarizes the purchase price allocation for IT-Grad as of December 31, 2019:

	Preliminary amounts		Measurement period adjustments	Final amounts
Goodwill	1,877	(1)	—	1,877	(1)
Customer base	643		(192)	451	(2)
Trademark	—		41	41
Other non-current assets	32		128	160
Current assets	44		—	44
Cash and cash equivalents	13		—	13
Current liabilities	(59)		(47)	(106)
Non-current liabilities	(128)		4	(124)

Total consideration	2,422		(66)	2,356

Including:
Fair value of contingent consideration	907		(66)	841
Cash paid	1,515	(3)	—	1,515	(3)

(1)
The goodwill is attributable to the market position obtained and expected synergies resulted from the acquisition and allocated to the "Russia Convergent" operating segment.

(2)
Amortized over the term of 7 years.

(3)
Cash consideration for IT-Grad was paid in 2019.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        According to the terms of the purchase agreements, deferred payments and contingent consideration payable by the Group could be reduced by the amount of any losses incurred by the Group in respect of any tax or other claims relating to the pre-acquisition period. In case the amount of the losses incurred exceeds the amount of deferred payment, the seller has indemnified the Group for the amounts in excess. The Group recognized the following liabilities and indemnification assets in respect to deferred payments on aforementioned acquisitions on acquisition dates:

	KS	MDTZK	ProgTech
Expected timing of deferred payment	January, 2019	February, 2019	August, 2019 - August, 2020
Deferred payment per agreement	78	60	32
Provision for tax liabilities related to pre-acquisition period as of acquisition date	(134)	(125)	(29)

Liability on deferred payment	—	—	(3)
Indemnification asset	56	65	—

        As of December 31, 2019 the consideration payable relating to acquisitions of KS and MDTZK was fully settled by the Group. The Group recognized the indemnification asset in respect to deferred payments on acquisition of ProgTech as of December 31, 2019:

Deferred payment per agreement	32
Provision for tax liabilities related to the pre-acquisition period	(29)

Indemnification asset	3

        Certain conditions precedent to the payment of contingent consideration for IT-Grad acquisition were not satisfied as of December 31, 2019 and the payment of RUB 691 million was not effected in 2019. As of December 31, 2019 the Group recognized the liability for contingent consideration in amount of RUB 907 million.

        The Group also entered into an option agreement with the non-controlling shareholders of the KS. Pursuant to the agreement, the Group has the right and obligation in the form of a call and put option, with the put option exercisable at the request of non-controlling shareholders, to acquire their shares at a price calculated based on the operating and financial results of KS.

Acquisitions under common control, accounted for directly in equity

        Acquisition of Dekart—In October 2018, the Group acquired Dekart property complex from Sistema for a total consideration of RUB 5,242 million. The property complex comprises office facilities leased by the Group, subsidiaries of Sistema and other counterparties, parking premises and engineering networks and operates under management agreement with Business-Nedvizhimost, a subsidiary of Sistema. The acquisition enables the Group to optimize its rental expenses and enhance its investment property portfolio.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Acquisition of MTS Bank—In July 2018, the Group increased ownership share in the Group associate MTS Bank from 26.6% to 55.4% and obtained control over the entity. Consideration paid to Sistema for additional share in MTS Bank amounted to RUB 8,273 million.

        In 2019 the Group increased its share in MTS Bank to 99.9% as of December 31, 2019 through participation in additional share issuance and purchase from Sistema. Consideration paid to Sistema for additional share in MTS Bank amounted to RUB 12,855 million.

        Acquisition of Serebryaniy Bor—In December 2018, the Group acquired Serebryaniy Bor property complex from Sistema for a total consideration of RUB 1,711 million. The property complex comprises land, nonresidential buildings leased by the Group and other counterparties, and engineering networks.

        The details of acquisitions of subsidiaries under common control in 2018 are as follows:

Acquired company	Consideration paid net of cash acquired*	Cash acquired		Assets acquired other than cash	Liabilities assumed
Dekart	4,658	—		3,406	125
Serebryaniy Bor	1,711	—		383	—
MTS Bank	6,873	1,401	*	126,180	128,165

Total effect of acquisitions under common control	13,242	1,401		129,969	128,290

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Acquisition of Praliss Enterprises—In December 2017, the Group purchased a 100% ownership interest in Praliss Enterprises ("Praliss"), thus acquiring one of the world's leading eSport clubs—Gambit Esports. The acquisition is a part of the Group's digital innovation strategy. The purchase price comprised of cash payment, a contingent consideration, payable within 12 months from the acquisition date, and the earn-out amounts based upon operational targets of Praliss in 2018 - 2019.

        The fair values of the identifiable assets and liabilities of acquired companies as at the dates of acquisitions were the following:

	BCC		Oblachny Retail	Praliss
Goodwill	62	(1)	524 (2)	208	(3)
Licenses	260	(4)	—	—
Other non-current assets	21		181	132
Current assets	5		23	—
Cash and cash equivalents	13		420	—
Current liabilities	(15)		(123)	—
Liability under put option agreement over non-controlling interests	—		(402)	—
Non-current liabilities	(54)		(33)	(27)

Total consideration	292		590	313

Including:
Fair value of contingent consideration and earn-out payments	72		10	93
Additional contribution	—		420
Cash paid	220		160	220

(1)
The goodwill is attributable to the expected synergies resulted from the acquisition and allocated to the "Russia convergent" operating segment.

(2)
The goodwill is attributable to the company employees and expected synergies resulted from the acquisition and allocated to the "Oblachny Retail" operating segment.

(3)
The goodwill is attributable to the expected synergies resulted from the acquisition and allocated to the "eSports" operating segment.

(4)
Amortized over the term of 15 years on average.

        The Group also entered into an option agreement with the shareholders of Litebox, pursuant to which the Group has the right and obligation, at the request of non-controlling shareholders, to acquire their shares at a price calculated based on the operating results of Oblachny Retail for 2019-2020.

        As of December 31, 2019 the consideration payables relating to acquisitions of BCC, Oblachny Retail and Praliss were fully settled by the Group.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Pro forma results of operations—The following pro forma financial data for the years ended December 31, 2019, 2018 and 2017 give effect to the business combinations as they had been completed at the beginning of the year.

Pro forma:	2019 RIKT, Kinopolis, Narodnoje	2018 MTS Bank, MDTZK, Kulturnaya Sluzhba, Progtech, Dekart, IT Grad, Serebryaniy Bor	2017 Oblachny Retail, BCC, Praliss
Net revenues	476,257	463,110	418,185
Net income	55,101	8,194	55,881

        The pro forma information is based on various assumptions and estimates. The pro forma information is neither necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2017, 2018, or 2019, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included into the consolidated financial statements of the Group only from the respective dates of acquisition and are presented as follows:

	2019 RIKT, Kinopolis, Narodnoje	2018 MTS Bank, MDTZK, Kulturnaya Sluzhba, Progtech, Dekart, IT Grad, Serebryaniy Bor	2017 Oblachny Retail, BCC, Praliss
Net revenues	238	13,261	37
Net (loss)/income	(15)	615	(105)

5. SEGMENT INFORMATION

        Management (chief operating decision maker) analyzes and reviews results of the Group's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. Management of the Group evaluates the segments' performance of each segment based on revenue and operating profit, excluding depreciation and amortization. Management does not analyze assets or liabilities by reportable segments.

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

        Ukraine:    was excluded from operating segments presentation as a result of its disposal in December 2019 (Note 10). This exclusion was retrospectively presented in each of 2018 and 2017.

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

        Financial information by reportable segments is presented below:

Year ended December 31, 2019:

	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	391,084	34,598	29,304	454,986	21,026	94	476,106
Intersegment	9,295	4,253	1,881	15,429	16,474	(31,903)	—

Total revenue	400,379	38,851	31,185	470,415	37,500	(31,809)	476,106

Operating profit/(loss)	102,869	17,244	3,473	123,586	3,569	(12,967)	114,188
Depreciation and amortization	(84,311)	(9,506)	(1,082)	(94,899)	(3,608)	2,228	(96,279)
Other disclosure:
Capital expenditures	76,472	9,100	2,414	87,986	3,025	—	91,011

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

Year ended December 31, 2018:

	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	385,912	34,348	11,534	431,794	19,549	123	451,466
Intersegment	6,258	4,498	538	11,294	12,780	(24,074)	—

Total revenue	392,170	38,846	12,072	443,088	32,329	(23,951)	451,466

Operating profit/(loss)	105,377	12,695	1,512	119,584	1,072	(11,635)	109,021
Depreciation and amortization	(82,457)	(10,867)	(547)	(93,871)	(3,620)	2,105	(95,386)
Other disclosure:
Capital expenditures	67,863	6,306	683	74,852	13,596	—	88,448

Year ended December 31, 2017:

	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	365,846	34,350	—	400,196	17,617	105	417,918
Intersegment	5,136	4,683	—	9,819	12,786	(22,605)	—

Total revenue	370,982	39,033	—	410,015	30,403	(22,500)	417,918

Operating profit/(loss)	93,821	8,801	—	102,622	(871)	(11,510)	90,241
Depreciation and amortization	(59,942)	(10,642)	—	(70,584)	(3,481)	125	(73,940)
Other disclosure:
Capital expenditures	65,790	7,403	—	73,193	2,392	—	75,585

        The consolidated operating profit is reconciled to the consolidated profit before tax on the face of the consolidated statement of profit or loss.

        Financial information by geographic area is presented below:

Revenue	2019	2018	2017
Russia	464,916	440,899	405,365
Other	11,190	10,567	12,553

Total revenue	476,106	451,466	417,918

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

	December 31,
Non-current assets(1)	2019	2018
Russia	373,803	357,361
Other	10,080	54,151

Total non-current assets:	383,883	411,512

(1)
Comprises property, plant and equipment, goodwill and other intangible assets.

        Revenues from external customers and non-current assets are allocated to individual countries based on location of operations. No single customer represents 10% or more of the consolidated revenue.

Disaggregation of revenue:

Year ended December 31, 2019:	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
Mobile services	308,847	1,938	—	310,785	6,668	94	317,547
Fixed line services	23,085	32,543	—	55,628	376	—	56,004
Finance services	—	—	29,304	29,304	—	—	29,304
Integration services	1,475	—	—	1,475	2,508	—	3,983
Sales of goods	57,677	117	—	57,794	9,999	—	67,793
Other services	—	—	—	—	1,475	—	1,475
External Customers	391,084	34,598	29,304	454,986	21,026	94	476,106
Intersegment	9,295	4,253	1,881	15,429	16,474	(31,903)	—

Total revenue	400,379	38,851	31,185	470,415	37,500	(31,809)	476,106

Thereof:
Recognised over time	333,407	34,481	21,996	389,884	11,027	94	401,005
Recognised at point of time	57,677	117	7,308	65,102	9,999	—	75,101

	391,084	34,598	29,304	454,986	21,026	94	476,106

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

Year ended December 31, 2018:	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
Mobile services	304,049	1,487	—	305,536	6,662	123	312,321
Fixed line services	22,939	32,739	—	55,678	377	—	56,055
Finance services	—	—	11,534	11,534	—	—	11,534
Integration services	444	5	—	449	1,089	—	1,538
Sales of goods	58,480	117	—	58,597	10,172	—	68,769
Other services	—	—	—	—	1,249	—	1,249
External Customers	385,912	34,348	11,534	431,794	19,549	123	451,466
Intersegment	6,258	4,498	538	11,294	12,780	(24,074)	—

Total revenue	392,170	38,846	12,072	443,088	32,329	(23,951)	451,466

Thereof:
Recognised over time	327,432	34,231	8,264	369,927	9,378	123	379,428
Recognised at point of time	58,480	117	3,270	61,867	10,172	—	72,039

	385,912	34,348	11,534	431,794	19,550	123	451,466

Year ended December 31, 2017:	Russia Convergent	Moscow Fixed Line	Total	Other	HQ and elimination	Consolidated
Revenue
Mobile services	297,273	798	298,071	10,236	105	308,412
Fixed line services	22,358	33,453	55,811	353	—	56,164
Integration services	191	—	191	1,062	—	1,253
Sales of goods	46,024	99	46,123	5,966	—	52,089
Other services	—	—	—	—	—	—
External Customers	365,846	34,350	400,196	17,617	105	417,918
Intersegment	5,136	4,683	9,819	12,786	(22,605)	—

Total revenue	370,982	39,033	410,015	30,403	(22,500)	417,918

Thereof:
Recognised over time	319,822	34,251	354,073	11,651	105	365,829
Recognised at point of time	46,024	99	46,123	5,966	—	52,089

	365,846	34,350	400,196	17,617	105	417,918

6. REVENUE FROM CONTRACTS WITH CUSTOMERS

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

        The Group obtains revenue from providing mobile and fixed telecommunication services (access charges, voice and video calls, messaging, interconnect fees, fixed and mobile broadband, tv and musical content and connection fees), financial services, integration services, cloud services, tickets distribution, as well as selling equipment, accessories and software. Products and services may be sold separately or in bundle packages. The most significant part of revenue relates to prepaid contracts.

        Revenue for access charges, voice and video calls, rendering of cloud services, messaging, interconnect fees and fixed and mobile broadband is recognized as services are rendered. This is based upon either usage (minutes of traffic processed, volume of data transmitted) or passage of time (monthly subscription fees). Revenue from the sale of prepaid credit is deferred until such time as the customer consumes the services or the credit expires.

        Revenue from the provision of TV and music content is recognized as the Group renders the service and is recorded either at the gross amount billed to the customers or in the amount of commission fee receivable by the Group.

        Revenue from commission services for tickets distribution is recognized as services are rendered.

        Revenue from sales of goods (mainly mobile handsets, other mobile devices, software licences) is recognized when the significant risks and rewards of ownership have been transferred to the customer

        For bundled packages, the Group accounts for individual products and services separately if they are distinct, which means that a product or service, as well as the customer benefit, is separately identifiable from other items in the bundled package and a customer can benefit from it. The arrangement consideration is allocated to each separate product and service, based on its relative fair value. The determined fair value of individual elements is generally based on prices at which the deliverable is regularly sold on a stand-alone basis after considering any appropriate volume discounts.

        The Group provides retrospective volume discounts under roaming agreements with international and local mobile operators. To estimate the variable consideration in relation to these discounts, the Group uses original data traffic adjusted on a monthly basis to reflect newly-available information. The resulting liability for the expected future discounts is recognized as a reduction of revenue within trade and other payables in the accompanying consolidated statement of financial position.

        For contracts that permit customers to return acquired mobile devices, the amount of recognized revenue is adjusted for expected product return or refunds, which are estimated based on the basis of historical data. The respective refund liability is recorded as provision in the accompanying consolidated statement of financial position.

        Revenue from the provision of financial services mainly relates to interest bearing assets of MTS Bank. Such revenue is recognized on an accrual basis using the effective interest method. Loan origination fees are deferred together with the related direct costs and are recognised as an adjustment to the effective interest rate of the loan. Comission revenue which is also a significant part of MTS Bank revenue is either recognized at the moment the related operation occurs, or during the period of customer contract duration.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

        The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	December 31,
	2019	2018
Receivables	35,019	28,097
Contract assets	149	105

Total assets	35,168	28,202

Less current portion	(31,611)	(28,192)

Total non-current assets	3,557	10

Contract liabilities	(21,307)	(22,155)
Thereof:
Mobile and fixed telecommunication services	(18,849)	(20,094)
Other services	(2,115)	(1,741)
Loyalty programme	(343)	(320)

Total liabilities	(21,307)	(22,155)
Less current portion	20,718	21,597

Total non-current liabilities	(589)	(558)

        Changes in the contract liabilities balances during the period are as follows:

	2019	2018
Balance as of January 1	(22,155)	(18,461)
Revenue recognised that was included in the contract liability balance at the beginning of the period	19,951	10,999
Increase due to cash received, excluding amount recognised as revenue during the period	(22,659)	(14,390)
Disposal of VF Ukraine	3,556	—
Business combinations	—	(303)

Balance as of December 31	(21,307)	(22,155)

        The Group expects to recognize revenue related to performance obligations that were unsatisfied (or partially unsatisfied) as of December 31, 2019 as follows:

	2020	2021 - 2025	2026 - 2030	After 2030	Total
Mobile telecommunication services	18,260	581	8	—	18,849
Other services	2,115	—	—	—	2,115
Loyalty programme	343	—	—	—	343

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

        The total transaction price assigned to unsutisfied performance obligations is presented below:

	2020	2021 - 2025	2026 - 2030	After 2030	Total
Telecommunication services	2,398	3,986	151	119	6,654
Integration services	174	181	—	—	355
Sale of goods	2,026	2,917	—	—	4,943
        The transaction price assigned to unsutisfied performance obligations with undefined year of recognition within the period from 2020 to 2025 is amounted to RUR 16,942 million. The period of recognition depends on the date of placement an order by a customer.

Cost to obtain and fulfill a contract

        The Group capitalizes certain incremental costs incurred in acquiring or fullfilling a contract with a customer if the management expects these costs to be recoverable.

        The Group uses a practical expedient from IFRS 15 which allows to expense contract costs as incurred when the expected contract duration is one year or less.

        Costs of acquiring a contract include commissions paid to a third-party distrubutors as well as the associated remuneration of the Group's commercial employees for obtaining a contract with a customer with the expected duration of more than twelve months. These costs are amortized on a straight-line basis over the average life of a long-lived subscriber.

        Costs to fulfill a contract mainly relate to costs of equipment transferred to the subscribers required for the provision of services. These costs are amortized on a straight-line basis generally for the period of average subscriber life.

        As of December 31, 2019 and December 31, 2018 the balances of cost to obtain and fulfill contracts capitalized by the Group amounted to:

	December 31,
	2019	2018
Cost to obtain contracts
Gross book value	13,635	23,360
Accumulated amortization	(6,394)	(16,343)
Cost to fulfill contracts
Gross book value	2,918	2,180
Accumulated amortization	(1,221)	(566)

        Amortization expense related to cost to obtain and fulfill contracts recognized for the years ended December 31, 2019 and 2018 amounted to RUB 3,940 million and RUB 4,371 million, respectivly. There was no impairment loss relating to the costs capitalized.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses for the years ended December 31, 2019, 2018 and 2017 comprised the following:

	2019	2018	2017
Salaries and social contributions	51,091	44,932	43,239
Advertising and marketing expenses	10,931	9,288	7,882
General and administrative expenses	7,723	7,703	7,957
Universal service fund	3,587	3,535	3,462
Cash collection commission	3,504	3,660	3,613
Dealers commission	3,081	2,760	5,798
Utilities and maintenance	2,809	2,821	9,297
Consulting expenses	2,652	1,980	1,905
Taxes other than income tax	2,490	3,766	3,676
Billing and data processing	857	978	1,041
Other	2,071	2,004	2,479

Total	90,796	83,427	90,349

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

8. FINANCE INCOME AND COSTS

        Finance income and costs for the years ended December 31, 2019, 2018 and 2017 comprised the following:

	2019	2018	2017
Interest expense:
—Loans and notes	30,105	25,589	22,088
—Amortization of debt issuance costs	489	415	623
—Lease obligations(1)	13,416	12,852	954
—Provisions: unwinding of discount	113	151	70

Total interest expense	44,123	39,007	23,735

Loss on financial instruments	780	1,008	2,486
Other finance costs	153	47	97

Total finance costs	45,056	40,062	26,318

Less: amounts capitalized on qualifying assets(2)	(550)	(460)	(307)
Debt modification/derecognition and other loss/(gain)	2,862	(2,614)	—
Finance costs	47,368	36,988	26,011

Finance income on loans and receivables
—Interest income on bank deposits	3,322	4,788	4,525
—Interest income on loans issued	91	357	330
—Other finance income	943	442	400

Finance income	4,356	5,587	5,255

Net finance costs	43,012	31,401	20,756

(1)
Starting from January 1, 2018 the Group has applied IFRS 16, "Leases"

(2)
The annual weighted average capitalization rates of 8.1%, 8.2% and 8.2% were used to determine the amount of capitalized interest for the years ended December 31, 2019, 2018 and 2017, respectively.

9. OPERATIONS IN TURKMENISTAN

        In September 2017, the Group's subsidiary in Turkmenistan MTS Turkmenistan or MTS-TM, suspended the provision of telecommunication services to its subscribers, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to provide telecommunication services. The license for the provision of telecommunication services on the territory of Turkmenistan was valid until July 2018.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

9. OPERATIONS IN TURKMENISTAN (Continued)

        The Group considered these facts as impairment indicators and consequently determined that all long-lived assets attributable to the Turkmenistan subsidiary were impaired. The Group also assessed the recoverability of the current assets and recorded a provision for those that were considered to be impaired. No indicators of impairment were identified in respect of cash and cash equivalents attributable to MTS-TM. Total impairment charges recognized in the Group's consolidated statement of profit or loss for the year ended December 31, 2017 were as follows:

Impairment of long-lived assets	3,204
Current provision for income tax	100
Provision for doubtful accounts	74
Other operating expenses	37
Taxes other than income tax	20
Deferred income tax	(69)

3,366

        In July 2018, the Group filed a Request for Arbitration against the Sovereign State of Turkmenistan with the World Bank's International Center for Settlement of Investments Disputes ("ICSID") in order to protect its legal rights and investments in Turkmenistan. As of December 31, 2019 the case was pending.

        In December 2018 the Group started dismantling its network equipment in Turkmenistan and accrued a dismaltlment provision of RUB 228 million. As of December 31, 2019 the dismantling of terminal network equipment was finalized.

10. OPERATIONS IN UKRAINE

        In November, 2019, the Group entered into an agreement with a third party to dispose its subsidiary Preludium B.V., a 100% owner of VF Ukraine PrJSC, Telecom Kyiv PTT, VF Retail LLC and IT SmartFlex LLC, which carried out the Group's operations in Ukraine and constituted "Ukraine" operating segment. The disposal was completed on December 3, 2019.

        The results of operations in Ukraine were reported as discontinued operations in the accompanying consolidated statement of profit or loss for the year ended December 31, 2019. The consolidated statements of profit or loss for the years ended December 31, 2018 and December 31, 2017 were retrospectively restated to present operations in Ukraine as discontinued operations.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

10. OPERATIONS IN UKRAINE (Continued)

        As of December 3, 2019, the carrying amounts of assets and liabilities pertaining to the discontinued operation and reconciliation of the loss on disposal were as follows:

Property, plant and equipment	26,037
Rights-of-use assets	8,175
Intangible assets	18,124
Goodwill	114
Other non-current assets	1,534
Other current assets	10,760
Cash and cash equivalents	4,181
Non-current liabilities	(9,009)
Current liabilities	(17,979)
Accumulated other comprehensive loss	7,948

Total consideration	(44,386)

In the form of:
Cash and cash equivalents (USD 645 million)	(41,567)
Deferred consideration (USD 12 million)	(774)
Fair value of contingent consideration (variable earn-out) as of December 3, 2019 (USD 32 million)	(2,045)
Loss on disposal	5,499
Net cash inflow arising on disposal:	37,386
Cash consideration received	41,567
Less: cash and cash equivalents disposed of	(4,181)

        The deferred consideration will be settled in cash by the purchaser on or before September 1, 2020.

        In the event the results of disposed operation achieve certain performance criteria for the periods starting 2019 and ending 2022 as specified in an 'earn out' clause of the sale agreement, additional consideration will be payable by the buyer. As of December 3, 2019 the Group recognized contingent consideration receivable as a financial asset at fair value through profit or loss in the amount of RUB 2,045 million. As of December 31, 2019, the fair value of the financial asset amounted to RUB 2,013 million. A gain of RUB 48 million resulting from fair value measurement and loss of RUB 80 million resulting from currency revaluation were recognized in discontinued operations in the consolidated statement of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

10. OPERATIONS IN UKRAINE (Continued)

        The results of the "Ukraine" operating segment reported in discontinued operations included in the profit in the concolidated statements of profit or loss were as follows:

	2019	2018	2017
Revenue	36,675	28,826	24,992
Expenses	(28,564)	(22,094)	(18,412)

Profit before tax	8,111	6,732	6,580

Attributable tax expense	(2,018)	(1,575)	(1,197)

Profit for the period	6,093	5,157	5,383

Loss on disposal	(5,499)	—	—
Currency revaluation loss on deferred consideration	(30)	—	—
Earn-out revaluation	(32)	—	—

Net income attributable to discontinued operations	532	5,157	5,383

        Cash flows from (used in) discontinued operation are presented as follows:

	2019	2018	2017
Net cash provided by operating activities	17,343	16,773	11,271
Net cash used in investing activities	(13,046)	(15,724)	(10,276)
Net cash used in financing activities	(1,114)	(1,057)	(72)

11. INCOME TAX

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

        Significant components of income tax expense were as follows;

	2019	2018	2017
Current income tax charge	20,759	19,215	19,760
Prior period tax adjustments	(90)	(133)	673

Total current income tax	20,669	19,082	20,433

Deferred tax	(4,919)	(3,687)	(2,653)

Income tax expense on continuing operations	15,750	15,395	17,780

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

11. INCOME TAX (Continued)

        Income tax expense on continuing operations excludes the amounts from the discontinued operations of RUB 2,018 million, RUB 1,575 million and RUB 1,197 million for the years ended December 31, 2019, 2018 and 2017, respectively, which have been included in profit / (loss) from discontinued operations in the accompanying consolidated statements of profit or loss (Note 10).

        The statutory income tax rates in jurisdictions in which the Group operates for 2019, 2018 and 2017 were as follows: Russia and Armenia—20%, Turkmenistan—8%, Czech Republic—19%. The Russian statutory income tax rate of 20% reconciled to the Group's effective income tax rate for the years ended December 31, 2019, 2018 and 2017 as follows:

	2019	2018	2017
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
Expenses not deductible for tax purposes	2.2	0.9	1.8
Prior periods tax effects	(0.1)	(0.2)	0.9
Different tax rate of foreign subsidiaries	(0.4)	(0.2)	0.2
Earnings distribution from subsidiaries	2.0	(0.5)	1.0
Change in fair value of derivative financial instruments	0.2	—	0.5
Derecognition of deferred tax assets	(0.5)	0.1	0.7
Other	0.2	(0.1)	0.7

Effective income tax rate	23.6%	20.0%	25.8%

        The Group reported the following deferred income tax assets and liabilities in the consolidated statement of financial position:

	2019	2018
Deferred tax assets	9,975	11,190
Deferred tax liabilities	(17,866)	(24,439)

Net deferred tax liabilities	(7,891)	(13,249)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

11. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2019 were as follows:

	December 31, 2018	Recognised in profit / loss	Recognised in other comprehensive income	Effect of acquisitions	Effect of disposals	December 31, 2019
Assets / (liabilities) arising from tax effect of:
Property, plant and equipment	(16,238)	(1,168)	42	57	(647)	(17,954)
Other intangible assets	(6,080)	(448)	2	(5)	(33)	(6,564)
Potential distributions from/ to Group's subsidiaries/ associates	(4,019)	(462)	135	—	1,916	(2,430)
Licenses	(1,917)	154	24	—	—	(1,739)
Customer base	(706)	159	—	(29)	—	(576)
Capitalization of cost to obtain and fulfill contracts	(1,321)	(148)	(1)	—	22	(1,448)
Accrued expenses for services, write-down of inventories and allowance for ECL	9,891	2,154	18	—	(506)	11,557
Right-of-use assets and lease obligations	2,564	1,024	6	—	(74)	3,520
Loss carryforward	4,256	275	—	103	—	4,634
Provision for investment in Delta Bank in Ukraine	367	—	26	—	(393)	—
Contract liabilities	954	192	(6)	—	90	1,230
Debt modification	(1,075)	642	—	—	—	(433)
Hedge and other	75	2,172	58	—	7	2,312

Net deferred tax liability	(13,249)	4,546	304	126	382	(7,891)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

11. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2018 were as follows:

	December 31, 2017	Adjustment on initial application of new IFRS standards	Recognised in profit / loss	Recognised in other comprehensive income	Effect of acquisitions	December 31, 2018
Assets / (liabilities) arising from tax effect of:
Property, plant and equipment	(18,921)	1,632	513	143	395	(16,238)
Other intangible assets	(7,454)	—	1,218	9	147	(6,080)
Potential distributions from/ to Group's subsidiaries/ associates	(4,043)	—	418	(394)	—	(4,019)
Licenses	(1,994)	—	148	(71)	—	(1,917)
Customer base	(536)	—	279	—	(449)	(706)
Capitalization of cost to obtain and fulfill contracts	—	(1,290)	(31)	—	—	(1,321)
Accrued expenses for services, write-down of inventories and allowance for ECL	8,547	142	(823)	93	1,932	9,891
Right-of-use assets and lease obligations	2,363	(1,632)	1,833	—	—	2,564
Loss carryforward	2,143	—	1,362	—	751	4,256
Provision for investment in Delta Bank in Ukraine	601	—	(319)	85	—	367
Contract liabilities	562	717	(340)	15	—	954
Debt modification	—	(597)	(478)	—	—	(1,075)
Hedge and other	504	—	(1,001)	16	556	75

Net deferred tax liability	(18,228)	(1,028)	2,779	(104)	3,332	(13,249)

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

11. INCOME TAX (Continued)

        Federal law 401-FZ dated November 30, 2016 cancelled the time limit of prior periods' tax losses carryforward, which had been previously restricted to 10 years. Furthermore, the law specified that for the years 2017-2020 prior periods' tax losses carried forward should not exeed 50% of the tax base.

        Unused tax losses, for which deferred tax assets were not recognized in the consolidated statements of financial position as of December 31, 2019 and 2018 amounted to RUB 41,816 million and RUB 42,271 million, respectively.

        The Group accrued RUB 825 million and RUB 850 million as of December 31, 2019 and 2018, respectively, as a component of income tax payable in relation to uncertain income tax positions.

        A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable.

12. EARNINGS PER SHARE

        The following table sets forth the computation of earnings per share for the years ended December 31:

	2019	2018	2017
Numerator:
Profit for the year from continuing operations attributable to the owners of the company	50,265	60,740	50,659
Profit / (loss) for the year from discontinued operations attributable to the owners of the company	3,976	(53,892)	5,383
Denominator, in thousands:
Weighted-average ordinary shares outstanding	1,780,935	1,873,563	1,953,779
Employee stock options	2,682	2,158	1,779

Weighted-average diluted shares outstanding	1,783,617	1,875,721	1,955,558

Earnings per share—basic, Russian Rubles	30.45	3.66	28.69
Basic EPS from continuing operations	28.22	32.42	25.93
Basic EPS from discontinued operations	2.23	(28.76)	2.76
Earnings per share—diluted, Russian Rubles	30.41	3.65	28.66
Diluted EPS from continuing operations	28.18	32.38	25.91
Diluted EPS from discontinued operations	2.23	(28.73)	2.75

13. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents represent cash on hand and in bank accounts, as well as short-term bank deposits, which have original maturities of less than three months. Other short-term highly liquid investments are treated as cash equivalents only if they are held for the purpose of meeting short-term cash commitments, are readily convertible to known amounts of cash and are subject to insignificant risk of change in value.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. CASH AND CASH EQUIVALENTS (Continued)

        Cash and cash equivalents comprised the following:

	December 31,
	2019	2018
Cash and cash equivalents at banks and on hand in:
Russian Rubles	27,749	17,012
US Dollars	1,014	4,873
Euro	2,751	2,073
Ukraine Hryvna	224	1,548
Turkmenian Manat	419	721
Other	844	954
Short-term deposits with an original maturity of less than 92 days:
Russian Rubles	4,859	52,764
Ukraine Hryvna	206	3,215
Euro	—	915
Other	4	—

Total cash and cash equivalents	38,070	84,075

14. SHORT-TERM INVESTMENTS

        Short-term investments represent investments in loans and time deposits, which have original maturities of longer than three months and are repayable in less than twelve months, as well as investment in debt and equity securities. Deposits, loans and debt securities are carried at amortized cost as they are held to collect contractual cash flows in the form of payments of principal and interest. Assets in Sistema Capital trust management as well as mutual funds are carried at fair value through profit and loss ("FVTPL"), as this portfolio of assets is neither held to collect contractial cash flows nor held both to collect contractual cash flows and to sell financial assets.

        Short-term investments are presented net of allowance for expected credit losses ("ECL").

        Loans to customers issued by MTS Bank are presented separately within Bank deposits and loans in the accompanying consolidated statements of financial position.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

14. SHORT-TERM INVESTMENTS (Continued)

        The Group's short-term investments comprised the following:

		December 31,
	Category	2019	2018
Mutual funds (Notes 30)	At FVTPL	9,349	—
Assets in Sistema-Capital trust management (Notes 27, 30)	At FVTPL	8,195	11,644
Notes / loans	At amortized cost	6,376	22,241
Deposits	At amortized cost	1,699	14,388
Other		—	70

Short-term investments, gross		25,619	48,343

Allowance for ECL		(1)	(480)

Total short-term investments		25,618	47,863

15. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

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

        The Group presents its share in profits or losses in associates and joint ventures within operating profit if those interests are viewed as part of Group's core operations. As of December 31, 2019, only MTS Belarus was considered as part of the Group's core operating activity. Shares in profits and losses of other Group's associates and joint ventures were presented as non-operating items.

        The Group's investments in associates and joint ventures comprised the following:

			December 31,
	Country of operations
		Operating activity	2019	2018
MTS Belarus	Belarus	telecommunications	4,502	4,051
OZON Holdings Ltd	Russia	e-commerce	—	4,797
YouDo	Russia	classifieds	724	788
Sistema-Rentnaya Nedvizhimost	Russia	property investments mutual fund	658	690
Other unquoted companies	Russia		566	409

Total investments in associates and joint ventures			6,450	10,735

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

MTS Belarus

        The reconciliation of summarized financial information of MTS Belarus to the carrying amount of the Group's interest in the associate is presented as follows:

	December 31,
	2019	2018
Assets
Non-current assets	19,496	17,659
Current assets	11,536	11,652

Liabilities
Non-current liabilities	(9,849)	(7,089)
Current liabilities	(11,995)	(13,955)

Total identifiable net assets	9,188	8,267

The Group's share in the associate	49%	49%
The Group's share of identifiable net assets	4,502	4,051
Carrying amount of the Group's interest	4,502	4,051

        The composition of the Group's share of the profit of MTS Belarus is as follows:

	2019	2018	2017
Revenue	32,593	27,695	23,037
Net profit for the year	9,354	7,752	6,552

The Group's share of the profit of the associate for the year	4,583	3,799	3,210

Other comprehensive (loss)/income for the year (currency translation adjustment)	(842)	648	(525)
Total comprehensive income for the year	8,512	8,400	6,027
The Group's share of total comprehensive income of the associate for the year	4,171	4,116	2,953

Dividends received	3,587	3,691	3,590

YouDo

        In September 2018, the Group acquired a 13.68% ownership interest in Youdo Web Technologies Limited (YouDo), a Russian online service provider matching freelance labor supply to demand for everyday and business tasks, for a cash contribution of RUB 824 million. Although the Group holds less than 20% of equity interests in YouDo, it has significant influence over the investee based on its ownership of equity shares, representation on the investee's board of directors and certain additional rights related to the decision-making process on key issues.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

Sistema-Rentnaya Nedvizhimost

        In December 2018, MTS Bank sold 40.26% share in a property investments mutual fund Sistema-Rentnaya Nedvizhimost to Business Nedvizhimost, a subsidiary of Sistema, for cash consideration of RUB 450 million. The Group classified the remaining investment in the mutual fund as investment in joint venture, based on the existence of a joint decision-making process and the rights to net assets of the mutual fund. The Group applied the equity method of accounting to its remaining share in the mutual fund.

SWIPGLOBAL

        In December 2019, the Group acquired a 15.01% ownership interest in SWIPGLOBAL Limited (SWIPGLOBAL), a parent company of Smart Wallet LLC, Russian provider of authorization and payment solutions, for a cash contribution of RUB 75 million. Although the Group holds less than 20% of the equity interests in SWIPGLOBAL, it has significant influence over the investee based on its representation on the investee's board of directors and certain additional rights related to the decision-making process on key issues.

MTS Bank

        In May 2017, MTS Bank disposed of a 47% stake in East-West United Bank to Sistema, retaining less than 20% and losing control. Consequently, the accumulated foreign currency translation reserve in the amount of RUB 659 million was derecognized from the accumulated other comprehensive income of the Group.

        In July 2018, the Group increased its ownership share in its associate MTS Bank from 26.6% to 55.4% and obtained control over the entity. The Group discontinued the use of the equity method for accounting of investment in MTS Bank and accounted for the acquisition as a transaction under common control directly in equity (Note 4).

        The Group's share in the net losses of MTS Bank prior to discontinuing use of the equity method was included in the non-operating share of the loss of the associates and joint ventures in the accompanying consolidated statement of profit or loss for the years ended December 31, 2018 and 2017 and is presented as follows:

	2018	2017
Total interest income	9,289	14,204
Total interest (expense)	(3,799)	(6,505)
Net loss for the period	(609)	(593)

The Group's share of the loss of the associate for the period	162	109

Other comprehensive loss for the period	(614)	(2,000)
Total comprehensive loss for the period	(1,223)	(2,593)

The Group's share of the total comprehensive loss for the period	(326)	(690)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

OZON

        In 2014, the Group acquired a 10.82% stake in OZON Holdings Limited (OZON), a leading Russian e-commerce company. The Group accounted for its investment under the equity method, as the Group's representation on the investee's board of directors and a number of veto rights provided it with a significant influence over the investee.

        In 2018, the Group acquired additional equity interests in OZON through several transactions, which resulted in increase of the Group's share in OZON from 11.19% as of December 31. 2017 to 18.69% as of December 31, 2018. In March 2019, the Group disposed its 18.69% interest in OZON to Sistema for RUB 7,902 million (of which RUB 3,000 million was paid by Sistema in March 2019, RUB 2,450 million is due in July 2020 and RUB 2,452 million is due in July 2021). As of December 31, 2019 the Group has retained no interest in OZON.

        As a result of the transaction the Group recognized a gain on disposal which was included in the non-operating share of the income of the associates and joint ventures in the accompanying consolidated statement of profit or loss:

2019
Proceeds from disposal	7,902
Less: carrying amount of investment on the date of ldisposal	(4,065)

Gain recognized	3,837

        A current tax expense of RUB 420 million is attributable to the aforementioned gain.

        The following table is the aggregate financial information of investments in OZON (prior to disposal in March 2019) and other individually insignificant associates and joint ventures held by the Group:

	2019	2018	2017
Net loss for the year	2,448	4,600	1,760
The Group's share of the loss of associates and joint ventures for the year	341	747	327
Other comprehensive income for the year	—	—	—
Total comprehensive loss for the year	2,448	4,600	1,760
The Group's share of total comprehensive loss of associates and joint ventures for the year	341	747	327

16. OTHER INVESTMENTS

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

16. OTHER INVESTMENTS (Continued)

        Investments in shares of the companies over which the Group does not have control or an ability to exercise significant influence are accounted for at amortized cost.

        Other investments are presented net of allowance for expected credit losses (ECL).

        Other investments of the Group comprised the following:

		December 31,
	Category	2019	2018
Debt securities	At amortized cost	9,381	15,327
Deposits	At amortized cost	124	139
Loans and unquoted notes	At amortized cost	36	12
Other	At amortized cost	1,656	1,397

Other investments (Gross)		11,197	16,875

Allowance for ECL		(2)	(2)

Total other investments		11,195	16,873

17. TRADE AND OTHER RECEIVABLES

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

        MTS Group accounts for Receivables from handset sales financing as a part of current trade and other receivables and non-current other non-financial assets. These receivables are measured based on fair value basis using effective rate approach. Receivables from handset sales financing are written-off if past due for more than 720 days.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. TRADE AND OTHER RECEIVABLES (Continued)

        Trade and other receivables current and non-current comprised the following:

	December 31,
	2019	2018
Receivables from handset sales financing	16,845	14,252
Subscribers	10,980	13,495
Other trade receivables	4,427	4,049
Integration services	2,407	1,190
Roaming	1,912	3,763
Interconnect	1,624	2,193
Receivables from the sharing agreement	802	459
Receivables from sale of VF Ukraine	743	—
Bonuses from suppliers	724	492
Dealers	268	386
Other receivables	2,622	1,182
Allowance for ECL	(4,203)	(4,318)

Trade and other receivables, total	39,151	37,143

Less non-current portion	(3,556)	(2,600)

Trade and other receivables, current	35,595	34,543

        The analysis of the age of trade and other accounts receivables and the respective allowance for ECL as of December 31, 2019:

Receivables from subscribers and dealers and other trade receivables assesed for impairement based on provision matrix	Weighted- average loss rate	Gross carrying amount	Loss allowance (based on provision matrix)	Credit-impaired
Current	—	21	—	No
1 - 30 days past due	4%	9,844	(395)	No
31 - 60 days past due	16%	522	(86)	No
60 - 90 days past due	38%	202	(77)	No
More than 90 days past due	64%	659	(421)	Yes

Total	9%	11,248	(979)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. TRADE AND OTHER RECEIVABLES (Continued)

Receivables other than from subscribers and dealers and handset sales financing assesed for impairement based on individual basis	Weighted- average loss rate	Gross carrying amount	Loss allowance (individually assessed)	Credit-impaired
Current	1%	8,743	(77)	No
1 - 30 days past due	1%	2,020	(22)	No
31 - 60 days past due	2%	878	(14)	No
60 - 90 days past due	58%	1,581	(916)	No
More than 90 days past due	37%	2,039	(746)	Yes

Total	12%	15,261	(1,775)

Receivables from handset sales financing	Weighted- average loss rate	Gross carrying amount	Loss allowance (collectively assessed)	Credit-impaired
Current	2%	15,085	(261)	No
1 - 30 days past due	15%	396	(60)	No
31 - 60 days past due	47%	125	(59)	No
60 - 90 days past due	61%	99	(60)	No
More than 90 days past due	88%	1,140	(1,009)	Yes

Total	9%	16,845	(1,449)

        The analysis of the age of trade and other accounts receivables and the respective allowance for ECL as of December 31, 2018:

Receivables from subscribers and dealers and other trade receivables assesed for impairement based on provision matrix	Weighted- average loss rate	Gross carrying amount	Loss allowance (based on provision matrix)	Credit-impaired
Current	1%	1,300	(5)	No
1 - 30 days past due	8%	9,707	(761)	No
31 - 60 days past due	14%	1,963	(285)	No
60 - 90 days past due	29%	719	(227)	No
More than 90 days past due	60%	1,282	(817)	Yes

Total	14%	14,971	(2,095)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. TRADE AND OTHER RECEIVABLES (Continued)

Receivables other than from subscribers and dealers and handset sales financing assesed for impairement based on individual basis	Weighted- average loss rate	Gross carrying amount	Loss allowance (individually assessed)	Credit-impaired
Current	1%	6,656	(11)	No
1 - 30 days past due	1%	1,147	(3)	No
31 - 60 days past due	1%	615	(5)	No
60 - 90 days past due	2%	396	(9)	No
More than 90 days past due	19%	3,424	(689)	Yes

Total	5%	12,238	(717)

Receivables from handset sales financing	Weighted- average loss rate	Gross carrying amount	Loss allowance (collectively assessed)	Credit-impaired
Current	2%	12,352	(205)	No
1 - 30 days past due	13%	414	(52)	No
31 - 60 days past due	43%	93	(40)	No
60 - 90 days past due	58%	68	(39)	No
More than 90 days past due	88%	1,325	(1,170)	Yes

Total	11%	14,252	(1,506)

        The following table summarizes changes in the allowance for expected credit losses for the year ended December 31, 2019 and 2018:

	2019	2018
Balance, beginning of the year calculated under IAS 39	—	(2,344)

Additional allowance required under IFRS 9	—	(233)

Balance, beginning of the year, calculated under IFRS 9	(4,318)	(2,577)

Allowance for ECL	(4,290)	(3,210)
Accounts receivable written off	4,276	2,948
Disposal/(Acquisition) of subsidiaries	129	(1,479)

Balance, end of the year	(4,203)	(4,318)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. TRADE AND OTHER RECEIVABLES (Continued)

Comparative information under IAS 39:

        The following table summarizes changes in the allowance for doubtful accounts receivable:

2017
Balance, beginning of the year	(2,160)
Allowance for doubtful accounts	(2,880)
Accounts receivable written off	2,696

Balance, end of the year	(2,344)

18. INVENTORIES

        Inventories are stated at the lower of cost or net realizable value. Inventory cost is determined using the weighted average cost method. Handsets and accessories held for sale are expensed when sold. The Group regularly assesses its inventories for obsolete and slow-moving stock.

        Inventory and spare parts comprised the following:

	December 31,
	2019	2018
Handsets and accessories	12,412	15,191
Spare parts for telecommunication equipment	984	213
Advertising and other materials	912	916
SIM cards and prepaid phone cards	700	1,167
TV equipment for resale	494	676
Software and equipment for installation and resale	13	491
Total inventories	15,515	18,654

        Other materials mainly consist of automobile and IT components, stationery, fuel and auxiliary materials.

        Spare parts for telecommunication equipment included in the inventory are expected to be utilized within twelve months of the year end.

        Expenses for writing inventory down to net realisable value were included in cost of goods in the consolidated statement of profit or loss.

        For the years ended December 31, 2019, 2018 and 2017, cost of goods comprised the following expenses:

	2019	2018	2017
Amount of inventories recognized as an expense	61,699	59,931	43,288
Inventory obsolescence provision	2,659	3,697	2,691
Reversal of obsolescence provision	(469)	(375)	(504)

Total cost of goods	63,889	63,253	45,475

        The reversal of the inventory obsolescence provision relates to handsets and accessories sold over the course of the Group's promotion campaigns. Inventories were sold with a positive margin.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment, including improvements, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life, as follows:

Network and base station equipment:
Network infrastructure	7 - 15 years
Other	3 - 20 years
Land and buildings:
Buildings	20 - 150 years
Leasehold improvements	the term of the lease
Office equipment, vehicles and other:
Office equipment	1 - 7 years
Vehicles	2 - 10 years
Other	1 - 20 years

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Balances of cost, accumulated depreciation, net book value as of December 31, 2019 and 2018 and movements of property, plant and equipment for the twelve months ended December 31, 2019, 2018 and 2017 were as follows:

	Network and base station equipment	Land and buildings	Office equipment, vehicles and other	Construction in progress and equipment for installation	Total
Cost
January 1, 2017	548,058	25,443	49,250	17,366	640,117

Additions	2,094	15	302	57,170	59,581
Transferred into use	48,689	281	4,522	(53,492)	—
Arising on business combinations	10	2	5	—	17
Transfer to assets held for sale	(1,408)	—	(22)	—	(1,430)
Disposal	(27,092)	(684)	(5,460)	(1,315)	(34,551)
Other	327	(69)	(452)	7	(187)
Foreign exchange differences	(4,320)	36	(315)	(242)	(4,841)

December 31, 2017	566,358	25,024	47,830	19,494	658,706

Additions	2,777	4,887	777	63,047	71,488
Transferred into use	48,780	1,807	5,939	(56,526)	—
Arising on business combinations	123	3,912	1,323	18	5,376
Transfer to assets held for sale	(752)	(1,656)	(36)	—	(2,444)
Disposal	(25,963)	(322)	(2,712)	26	(28,971)
Transfer of financial leasing	(10,124)	—	(110)	—	(10,234)
Other	(1,043)	(536)	(319)	—	(1,898)
Foreign exchange differences	12,977	718	1,595	162	15,452

December 31, 2018	593,133	33,834	54,287	26,221	707,475

Additions	4,162	39	1,117	64,398	69,716
Transferred into use	51,130	1,803	12,919	(65,852)	—
Arising on business combinations	484	32	177	4	697
Transfer to assets held for sale	(1,573)	555	—	—	(1,018)
Disposal	(26,870)	(428)	(3,091)	(186)	(30,575)
Disposal of VF Ukraine (Note 10)	(62,196)	(2,128)	(6,966)	(2,060)	(73,350)
Other	730	1,042	(1,125)	80	727
Foreign exchange differences	1,889	(188)	55	55	1,811

December 31, 2019	560,889	34,561	57,373	22,660	675,483

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Network and base station equipment	Land and buildings	Office equipment, vehicles and other	Construction in progress and equipment for installation	Total
Accumulated amortisation and impairment
January 1, 2017	(320,948)	(8,152)	(38,176)	—	(367,276)
Charge for the year	(53,258)	(1,114)	(3,929)	—	(58,301)
Impairment	(2,175)	(393)	(295)	(764)	(3,627)
Transfer to assets held for sale	940	—	22	—	962
Disposal	24,248	284	5,053	—	29,585
Other	(458)	33	395	—	(30)
Foreign exchange differences	2,892	(79)	231	—	3,044

December 31, 2017	(348,759)	(9,421)	(36,699)	(764)	(395,643)

Charge for the year	(50,056)	(941)	(4,126)	—	(55,123)
Arising on business combinations	(13)	(368)	(922)	—	(1,303)
Impairment	—	361	151	—	512
Transfer to assets held for sale	223	455	37	—	715
Disposal	25,116	175	2,464	—	27,755
Transfer of financial leasing	2,070	—	41	—	2,111
Other	553	22	309	—	884
Foreign exchange differences	(9,148)	(500)	(1,292)	—	(10,940)

December 31, 2018	(380,014)	(10,217)	(40,037)	(764)	(431,032)

Charge for the year	(47,905)	(1,148)	(5,064)	—	(54,117)
Arising on business combinations	(290)	(5)	(104)	—	(399)
Impairment	—	—	—	—	—
Transfer to assets held for sale	762	(76)	(1)	—	685
Disposal	26,163	256	2,709	—	29,128
Disposal of VF Ukraine (Note 10)	40,717	1,056	5,540	—	47,313
Other	(962)	(616)	628	—	(950)
Foreign exchange differences	(767)	174	(39)	—	(632)

December 31, 2019	(362,296)	(10,576)	(36,368)	(764)	(410,004)

Net book value
December 31, 2018	213,119	23,617	14,250	25,457	276,443

December 31, 2019	198,593	23,985	21,005	21,896	265,479

        The amount of the compensation from third parties for items of property, plant and equipment that were accidentally damaged during construction in Moscow for the years ended December 31, 2019, 2018 and 2017 totaled RUB 2,034 million, RUB 1,304 million and RUB 1,231 million, respectively. This was included in the accompanying consolidated statements of profit or loss as component of other operating income.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. GOODWILL

        Goodwill represents an excess of consideration transferred plus the fair value of any non-controlling interest ("NCI") in the acquiree at the acquisition date over the fair values of the identifiable net assets of the acquired entity. Goodwill is not amortized, but is tested for impairment (Note 21).

        The change in the net carrying amount of goodwill for the years ended December 31, 2019 and 2018 by reportable segments was as follows:

	Russia Convergent	Moscow Fixed Line	Ukraine	Other	Total
Balance at January 1, 2018
Gross amount of goodwill	30,247	1,164	87	7,765	39,263
Accumulated impairment loss	(1,466)	—	—	(3,516)	(4,982)

	28,781	1,164	87	4,249	34,281

Acquisitions (Note 4)	1,877	213	—	2,512	4,602
Impairment	—	—	—	(524)	(524)
Currency translation adjustment	—	—	19	729	748

Balance at December 31, 2018
Gross amount of goodwill	32,124	1,377	106	11,006	44,613
Accumulated impairment loss	(1,466)	—	—	(4,040)	(5,506)

	30,658	1,377	106	6,966	39,107

Acquisitions (Note 4)	105	—	—	—	105
Reclassification	41	(41)	—	—	—
Disposal of VF Ukraine (Note 10)	—	—	(114)	—	(114)
Currency translation adjustment	—	—	8	(431)	(423)

Balance at December 31, 2019
Gross amount of goodwill	32,270	1,336	—	10,575	44,181
Accumulated impairment loss	(1,466)	—	—	(4,040)	(5,506)

	30,804	1,336	—	6,535	38,675

21. IMPAIRMENT REVIEW

        Goodwill—The management of the Group performs impairment tests for the goodwill assigned to the cash-generating units at least annually, and also when there are any indications that the carrying amount of the cash generating unit ("CGU") is impaired.

        Investments in associates and joint ventures—The carrying amount of an investment accounted for under the equity method is tested for impairment provided there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss is recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs of disposal and value in use.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. IMPAIRMENT REVIEW (Continued)

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

        Future cash flows calculations are based on a five-year operation plan, which is prepared and approved by the management of the Group. Estimation of future cash flows requires assumptions to be made in respect to uncertain factors, including the management's expectations of the following: OIBDA margin, timing and amount of future capital expenditure, terminal growth rates and appropriate discount rates to reflect the risks involved. Therefore, OIBDA margin and capital expenditures used for value in use calculation are primarily derived from internal sources, based on past experience and extended to include management expectations.

        During the year ended December 31, 2019 the Group recognized no impairment charges.

  Oblachniy Retail

        During the year ended December 31, 2018 the Group recognized impairment of RUB 677 million in respect of the goodwill and non-current assets of CGU "Oblachniy Retail".

        CGU "Oblachniy Retail" operates as a retail software developer, cash register distributor and provider of integrated digital cash management solutions for business to business ("B2B") clients. The impairment in CGU "Oblachniy Retail" reflects lower operating performance and uncertainty in respect to the ability to meet its operational targets. The recoverable amount of CGU "Oblachny Retail" was equal to RUB 765 million as of December 31, 2018, which includes inventory stock measured at net realizable value and related tax balances.

        During 2019 there were not any changes in factors relevant to the impairment review.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. IMPAIRMENT REVIEW (Continued)

  NVision Czech Republic

        During the year ended December 31, 2017 the Group recognized impairment of RUB 571 million in respect of the non-current assets of CGU "NVision Czech Republic", whereas during the year ended December 31, 2018, RUB 507 million were reversed as a result of the improvement in its operating performance.

        CGU "NVision Czech Republic" tailors in-house software solutions, provides support and managed services to telecom operators, delivers electronic and mechanical manufacturing services.

        The recoverable amount of CGU "NVision Czech Republic" was RUB 1,778 million as of December 31, 2018 compared to RUB 954 million as of December 31, 2017. However, the impairment charge was only reversed to the extent that it does not increase the carrying amount above what it would have been if the impairment charge had never been recognized.

        During 2019 there were not any changes in factors relevant to the impairment review.

  MTS Turkmenistan

        During the year ended December 31, 2017 the Group recognized impairment charges of RUB 3,204 million in respect of the non-current assets of CGU "Turkmenistan".

        CGU "Turkmenistan" provided mobile services across multiple regions of Turkmenistan. The impairment in CGU "Turkmenistan" reflects uncertainty in respect of the ability to continue operations in Turkmenistan. In September, 2017, the Group's subsidiary in Turkmenistan suspended the provision of telecommucation services to its subscribers, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to servicing clients. The recoverable amount of the CGU "Turkmenistan" was equal to nil as of December 31, 2018 and 2019.

        Impairment losses and reversal of the impairment charges recognized during the years ended December 31, 2018 and 2017 are attributable to operating segments of the Group, reported as a part of the "Other" category, which does not constitute a reportable segment (Note 5).

        The total amount of the impairment loss and reversal of impairment charges for the year ended December 31, 2018 and 2017 was allocated to the carrying amounts of long-lived assets as follows:

	2018		2017
	Oblachniy Retail	NVision Czech Republic	Turkmenistan	NVision Czech Republic
Goodwill	524	—	—	—
Property, plant and equipment	13	(505)	3,063	564
Other intangible assets	140	(2)	141	7

Total	677	(507)	3,204	571

        During the year ended December 31, 2019 MTS Turkmenistan sold a number of the long-lived assets impaired in prior periods, hence the reversal of the impairment in the amount of 148 mln RUB gain from disposal was recognized in the accompanying consolidated statements of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. IMPAIRMENT REVIEW (Continued)

Key assumptions used for value in use calculation:

        The table below presents OIBDA margin applied for value in use calculation of related CGUs:

December 31,
CGU	2019	2018
Russia Convergent	42.4% - 43.5%	42.4% - 42.9%
Armenia	46.9% - 50.0%	45.0% - 47.4%
Moscow Fixed Line	52.9% - 56.6%	56.0% - 59.2%
NVision Czech Republic	3.2% - 3.9%	4.9% - 5.5%
Oblachniy Retail	negative	negative
Ukraine	n/a	50.0% - 51.6%

        The table below presents capital expenditure as a percentage of revenue applied for value-in-use calculations of related CGUs:

	December 31,
CGU	2019	2018
Russia Convergent	19.2%	19.0%
Armenia	15.6%	16.9%
Moscow Fixed Line	19.8%	21.6%
NVision Czech Republic	1.2%	1.3%
Oblachniy Retail	—	0.9%
Ukraine	n/a	18.4%

        The terminal growth rate into perpetuity has been determined based on the nominal gross domestic product rates for the country of operation, adjusted for specific characteristic of the CGUs.

        The table below presents terminal growth rates applied for value-in-use calculations of related CGUs:

	December 31,
CGU	2019	2018
Russia Convergent	1%	1%
Armenia	nil	nil
Moscow fixed line	1%	1%
NVision Czech Republic	2%	2%
Oblachniy retail	3%	3%
Ukraine	n/a	3%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. IMPAIRMENT REVIEW (Continued)

        The table below presents pre-tax rates for the discounting of cash flows in functional currencies of related CGUs:

	December 31,
CGU	2019	2018
Russia Convergent	14.1%	16.0%
Armenia	13.5%	15.2%
Moscow fixed line	14.1%	14.5%
NVision Czech Republic	6.1%	8.7%
Oblachniy retail	16.7%	20.1%
Ukraine	n/a	20.8%
Sensitivity analysis

        Management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount.

        After the recognition of the impairment of non-current assets in which the carrying value of CGU "Oblachny Retail" is equal to the estimated recoverable amount, any adverse change in key assumptions would not, in isolation, cause a further impairment loss to be recognized.

22. OTHER INTANGIBLE ASSETS

        Other intangible assets primarily consist of billing, telecommunication, accounting and office software as well as numbering capacity, customer base and licenses. These assets are assets with finite useful lives. They are initially recognized at cost and amortized on a straight-line basis over their estimated useful lives.

        Balances of cost, accumulated amortization, net book value as of December 31, 2019 and 2018 and movements of other intangible assets for the twelve months ended December 31, 2019, 2018 and 2017 were as follows:

	Licenses	Right to use radio frequencies	Billing and other software	Client base	Numbering capacity	Cost to obtain contracts	Other	Total
Useful life, years	1 to 20	1 to 15	1 to 25	4 to 31	2 to 15	2 to 5	1 to 10
Cost
January 1, 2017	27,136	8,949	104,542	7,373	3,070	—	2,243	153,313

Additions	1,647	13	24,686	—	12	—	219	26,577
Arising on business combinations (Note 4)	260	—	163	—	—	—	150	573
Disposal	(93)	(1,112)	(8,429)	(50)	(158)	—	(166)	(10,008)
Other	(2)	1	(6)	—	—	—	57	50
Foreign exchange differences	(1,207)	—	(980)	—	(9)	—	(23)	(2,219)

December 31, 2017	27,741	7,851	119,976	7,323	2,915	—	2,480	168,286

Additions	7,479	19	20,884	—	10	3,961	401	32,754
Arising on business combinations (Note 4)	—	—	3,021	1,530	1	—	909	5,461

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. OTHER INTANGIBLE ASSETS (Continued)

	Licenses	Right to use radio frequencies	Billing and other software	Client base	Numbering capacity	Cost to obtain contracts	Other	Total
Effect on adoption of IFRS 15	—	—	—	—	—	19,197		19,197
Impairment	—	—	(168)	—	—	—	(20)	(188)
Disposal	(223)	(1,223)	(8,215)	(63)	(82)	—	(198)	(10,004)
Other	—	1	89	—	—	—	(46)	44
Foreign exchange differences	4,630	—	2,977	—	24	202	80	7,913

December 31, 2018	39,627	6,648	138,564	8,790	2,868	23,360	3,606	223,463

Additions	1,106	(38)	27,921	—	(2)	10,290	366	39,643
Arising on business combinations (Note 4)	—	—	6	(37)	2	—	61	32
Disposal of VF Ukraine (Note 10)	(19,149)	—	(15,770)	—	(136)	(1,826)	(692)	(37,573)
Impairment	—	(26)	—	—	—	—	—	(26)
Disposal	(84)	(865)	(11,564)	(2,823)	(64)	(18,281)	(208)	(33,889)
Other	4	(1)	93	—	—	—	(81)	15
Foreign exchange differences	201	(29)	718	—	9	92	44	1,035

December 31, 2019	21,705	5,689	139,968	5,930	2,677	13,635	3,096	192,700

Accumulated amortisation and impairment
January 1, 2017	(9,963)	(4,829)	(55,132)	(4,075)	(2,861)	—	(1,325)	(78,185)

Charge for the year	(2,180)	(1,042)	(17,614)	(616)	(57)	—	(224)	(21,733)
Impairment	—	—	(148)	—	—	—	—	(148)
Disposal	92	1,108	8,345	50	158	—	157	9,910
Other	—	2	(17)	—	(4)	—	(31)	(50)
Foreign exchange differences	570	—	726	—	8	—	13	1,317

December 31, 2017	(11,481)	(4,761)	(63,840)	(4,641)	(2,756)	—	(1,410)	(88,889)

Charge for the year	(2,711)	(796)	(20,941)	(680)	(57)	(3,876)	(427)	(29,488)
Arising on business combinations	—	—	(1,785)	—	—	—	—	(1,785)
Effect on adoption of IFRS 15	—	—	—	—	—	(12,368)	—	(12,368)
Effect on assets impairment	—	—	44	—	—	—	6	50
Impairment	—	—	—	—	—	—	—	—
Disposal	193	971	7,994	63	82	—	180	9,483
Other	—	—	(70)	—	—	—	26	(44)
Foreign exchange differences	(2,114)	—	(2,187)	—	(23)	(99)	(37)	(4,460)

December 31, 2018	(16,113)	(4,586)	(80,785)	(5,258)	(2,754)	(16,343)	(1,662)	(127,501)

Charge for the year	(2,911)	(372)	(24,394)	(603)	(41)	(6,887)	(374)	(35,582)
Arising on business combinations	—	—	(2)	—	—		—	(2)
Disposal of VF Ukraine (Note 10)	5,155	—	12,657	—	129	1,208	301	19,450
Effect on assets impairment	—	—	—	—	—		—	—
Disposal	25	831	11,065	2,813	64	18,281	196	33,275
Other	(2)	—	(22)	—	—	(2,573)	17	(2,580)
Foreign exchange differences	664	29	(615)	—	(9)	(80)	(20)	(31)

December 31, 2019	(13,182)	(4,098)	(82,096)	(3,048)	(2,611)	(6,394)	(1,542)	(112,971)

Net book value
December 31, 2018	23,514	2,062	57,779	3,532	114	7,017	1,944	95,962

December 31, 2019	8,523	1,591	57,872	2,882	66	7,241	1,554	79,729

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. OTHER INTANGIBLE ASSETS (Continued)

        In connection with providing telecommunication services, the Group various GSM operating licenses were granted to the Group by the Russian Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Russian Ministry of Information Technologies and Communications, the Group aquired access to various telecommunication licenses through business combinations. In foreign subsidiaries, the licenses are granted by the local communication authorities.

        Operating licenses contain several conditions specified by legislation which generally include the required date of services provision, territorial coverage and expiration date. Management believes that the Group is in compliance with all material terms of its licenses.

        The Group's operating licenses do not provide for automatic renewal. All licenses covering the territories of the Russian Federation expired as of December 31, 2019 were renewed. The cost to renew the licenses was not significant. Weighted-average period until the next renewal of licenses in the Russian Federation is two and half years.

        The license for the provision of telecommunication services in Armenia is valid until 2034.

        Contractual obligations to purchase intangible assets are disclosed in the Note 33.

23. BORROWINGS

        Group's borrowings represent interest bearing bank loans and bonds issued in the capital markets. Borrowings are initially recorded at fair value plus transaction costs that are directly attributable to the issue of the financial liability and subsequently measured at amortized cost, using the effective interest rate method.

        The Group's borrowings comprise the following:

	December 31,
	2019	2018
Notes	183,935	117,355
Bank and other loans	159,384	250,780

Total borrowings	343,319	368,135

Less: current portion	(71,746)	(3,063)
Total borrowings, non-current	271,573	365,072

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. BORROWINGS (Continued)

        Notes—The Group's notes consisted of the following:

	Currency	Interest rate (actual at December 31, 2019)	December 31, 2019	December 31, 2018
MTS International Notes due 2023	USD	5.00%	27,712	31,090
MTS International Notes due 2020	USD	8.625%	18,616	20,870
MTS PJSC Notes due 2025	RUB	8.00%	14,984	—
MTS PJSC Notes due 2022	RUB	7.70%	14,969	14,958
MTS PJSC Notes due 2023	RUB	6.85%	14,961	—
MTS PJSC Notes due 2026	RUB	7.90%	9,998	—
MTS PJSC Notes due 2022	RUB	9.00%	9,995	9,993
MTS PJSC Notes due 2021	RUB	8.85%	9,995	9,990
MTS PJSC Notes due 2021	RUB	7.10%	9,992	9,988
MTS PJSC Notes due 2025	RUB	7.25%	9,988	9,986
MTS PJSC Notes due 2024	RUB	8.70%	9,982	—
MTS PJSC Notes due 2022	RUB	6.45%	9,973	—
MTS PJSC Notes due 2023	RUB	6.85%	9,351	9,348
MTS PJSC Notes due 2024	RUB	8.60%	7,485	—
MTS PJSC Notes due 2022	RUB	8.40%	4,991	—
MTS PJSC Notes due 2031	RUB	7.50%	891	1,080
MTS PJSC Notes due 2020	RUB	7.90%	40	40
Other			12	12

Total notes			183,935	117,355

Less: current portion			(27,937)	(1,017)
Total notes, non-current			155,998	116,338

        The Group has an unconditional obligation to repurchase certain MTS PJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2031	March 2021
MTS PJSC Notes due 2023	March 2020

        The Group discloses these notes as maturing in 2020 (MTS PJSC Notes due 2023) and in 2021 (MTS PJSC Notes due 2031) in the aggregated maturities schedule as the noteholders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. BORROWINGS (Continued)

        Bank and other loans—The Group's loans from banks and financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2019)	December 31, 2019	December 31, 2018
RUB-denominated:
Sberbank	2020 - 2024	7.50% - 7.91%	103,832	139,515
VTB	2021 - 2024	6.75% - 7.20%	43,893	100,000
Other			11,659	210

			159,384	239,725
USD-denominated:
Citibank			—	10,980

			—	10,980
Other currencies:
Other			—	75

			—	75
Total bank and other loans			159,384	250,780

Less: current portion			(43,809)	(2,046)

Total bank and other loans, non-current			115,575	248,734

        Compliance with covenants—Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to incur debt, carry out transactions with related parties, create liens on properties, dispose of assets, including GSM and 3G licenses for several license areas, issue guarantees, grant loans to employees and entities, delist notes, delay coupon payments, merge or consolidate MTS PJSC with another entity or be a subject to a court decision to pay over USD 75 million (RUB 4,643 million as of the reporting date, which remains unsatisfied for more than 60 days) or be a subject to a court decision to pay over USD 250 million (RUB 15,476 million as of the reporting date, which remains unsatisfied for more than 180 days) without being appealed, discharged or waived (excluding the total criminal penalty under the agreements with the DOJ).

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

        The Group was in compliance with all existing notes and bank loans covenants as of December 31, 2019.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. BORROWINGS (Continued)

        Available credit facilities—As of December 31, 2019, the Group's total available unused credit facilities amounted to RUB 363,000 million and related to the following credit lines:

	Currency	Maturity	Interest rate	Available till	Available amount
Sberbank	RUB	2024	To be agreed	May 2024	115,000
Sberbank	RUB	2025	To be agreed	August 2025	60,000
Sberbank	RUB	2024	7.90%	June 2020	50,000
Sberbank	RUB	2024	To be agreed	August 2024	20,000
VTB	RUB	2025	CBR[1] key rate +0.5%	March 2020	30,000
VTB	RUB	2028	To be agreed	August 2028	80,000
Rosselhozbank	RUB/USD/EUR	2020	To be agreed	November 2020	5,000
SPB Bank	RUB	2020	To be agreed	March 2020	3,000

Total					363,000

(1) CBR—Central Bank of Russia

        In addition, the Group has a credit facility made available by Citibank at an interest rate of MosPrime + 1.50%, with the available amount set up on request and to be repaid within 182 days.

        The following table presents the aggregated scheduled maturities of principal and interests on notes and bank loans (gross of debt issuance costs) outstanding for the five years ending December 31, 2024 and thereafter:

	December 31, 2019
	Notes	Bank loans and other debt
Payments due in the year ending December 31,
2020	39,847	56,975
2021	32,430	33,156
2022	50,344	11,232
2023	49,797	7,256
2024	21,069	100,019
Thereafter	37,339	—

Contractual undiscounted cash flows	230,826	208,638

Less: unamortized debt issuance costs	(243)	—
Less: interest	(46,648)	(46,979)
Less: debt modification	—	(2,275)
Total debt	183,935	159,384

24. RIGHTS-OF-USE ASSETS AND LEASE OBLIGATIONS

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

24. RIGHTS-OF-USE ASSETS AND LEASE OBLIGATIONS (Continued)

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

24. RIGHTS-OF-USE ASSETS AND LEASE OBLIGATIONS (Continued)

        The following table presents a summary of net book value of rights-of-use assets:

	December 31,
	2019	2018
Sites for placement of network and base station equipment	93,694	92,500
Land and buildings	45,020	53,792
Vehicles and other	103	1,210
Exclusive rights for trademarks	—	1,505

Rights-of-use assets, net	138,817	149,007

        Depreciation of the rights-of-use assets for the years ended December 31, 2019 and 2018 included in depreciation and amortization expense in the accompanying consolidated statement of profit or loss was as follows, whereas RUB 1,644 and RUB 1,388 million, respectively were recognized as part of loss from discontinued operation in the accompanying consolidated statements of profit or loss:

	2019	2018
Sites for network and base station equipment	6,900	7,784
Land and buildings	11,968	10,955
Vehicles and other	404	135
Exclusive rights for trademarks	693	694

Depreciation charge, total	19,965	19,568

        Additions to the assets leased during the years ended December 31, 2019 and 2018 amounted to RUB 20,436 and RUB 22,572 million.

        Interest expense accrued on lease obligations for the years ended December 31, 2019 and 2018 in the amount of RUB 13,416 and RUB 12,852 million, respectively, were included in finance costs, whereas RUB 1,246 and RUB 1,066 million, respectively were recognized as part of loss from discontinued operation in the accompanying consolidated statements of profit or loss.

        For the years ended December 31, 2019 and 2018, expenses recognized in respect of variable lease payments not included on the measurement of lease liabilities and short-term leases amounted to:

	2019	2018
Variable lease payments	691	209
Short-term leases	203	173

Total	894	382

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

24. RIGHTS-OF-USE ASSETS AND LEASE OBLIGATIONS (Continued)

        The following table presents future minimum lease payments under lease arrangements together with the present value of the net minimum lease payments as at December 31, 2019 and 2018:

	December 31,
	2019	2018
Minimum lease payments, including:
Current portion (less than 1 year)	27,650	30,220
More than 1 to 5 years	100,005	107,403
Over 5 years	106,411	116,420

Total minimum lease payments	234,066	254,043

Less amount representing interest	(78,758)	(93,491)
Present value of net minimum lease payments, including:
Current portion (less than 1 year)	15,228	15,812
More than 1 to 5 years	63,016	62,468
Over 5 years	77,064	82,272

Total present value of net minimum lease payments	155,308	160,552

Less current portion of lease obligations	(15,228)	(15,812)

Non-current portion of lease obligations	140,080	144,740

        Total cash outflows for leases for the year ended December 31, 2019 and 2018 totaled to RUB 30,714 and RUB 27,643 million, of which RUB 14,666 and RUB 13,684 million was included in interest paid.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. RECONCILIATION OF LIABILITIES ARISING FROM FINANCIAL ACTIVITIES

	December 31, 2018	Financing cash flows	Operating cash flows	Acquisitions/ Disposals	Foreign exchange movement	Other comprehensive income	Change in fair value	Change in retained earnings	Other changes[1]	December 31, 2019
Notes (Note 23)	117,355	72,200	—	—	(5,668)	—	—	—	48	183,935
Bank and other loans (Note 23)	250,780	(93,640)	—	18	(1,057)	—	—	—	3,283	159,384
Lease obligation (Note 24)	160,552	(15,154)	(14,666)	(8,895)	(1,150)	493	—	—	34,128	155,308
Payables related to repurchase of common stock (Note 31)	—	(15,922)	—	—	—	—	—	—	15,922	—
Dividends payable (Note 31)	146	(52,505)	—	—	—	—	—	74,302	1,137	23,080
Payable related to purchase of noncontrolling interests	—	—	—	—	—	—		—	--	—
Payables related to transactions under common control	120	(15,312)	—	—	—	—		--	15,214	22
Liability under put option agreement (Note 32)	3,735	—	—	—	—	—	1,805	—	(5,467)	73
Receivables related to sale of own shares	—
Hedge asset (net)	(2,796)	(115)	(726)	—	3,299	296	—	—	997	955

Total liabilities arising from financial activities	529,892	(120,448)	(15,392)	(8,877)	(4,576)	789	1,805	74,302	65,262	522,757

(1)
Including accrual of liabilities related to repurchase of common stock, additions under lease agreements, dividends related to non-controlling interest, depreciation of debt issuance cost, modification gain, offsetting the liability under put option with the loan issued to the minority shareholders of MTS Armenia and other changes.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. RECONCILIATION OF LIABILITIES ARISING FROM FINANCIAL ACTIVITIES (Continued)

	December 31, 2017	Financing cash flows	Operating cash flows	Acquisitions	Foreign exchange movement	Other comprehensive income	Change in fair value	Effect of new standards on opening balance	Change in retained earnings	Other changes[1]	December 31, 2018
Notes (Note 23)	108,776	(472)	—	—	8,967	—	—	—	—	84	117,355
Bank and other loans (Note 23)	182,937	70,657		167	2,250	22		(2,983)	—	(2,270)	250,780
Lease obligation (Note 24)	11,857	(13,577)	(13,684)	690	(1,456)	1,821	—	140,736	—	34,166	160,553
Credit guarantee agreement related to foreign-currency hedge (Note 29)	996	(981)	—	—	(15)	—	—	—	—	—	—
Payables related to repurchase of common stock (Note 31)	—	(22,655)	—	—	—	—	—	—	—	22,655	—
Dividends payable (Note 31)	125	(50,054)	—	—	—	—	—	—	48,921	1,154	146
Payable related to purchase of noncontrolling interests	—	(101)	—	—	—	—	—	—	—	101	—
Payables related to transactions under common control	—	(13,242)	—	13,362	—	—	—	—	—	—	120
Liability under put option agreement (Note 32)	2,424	—	—	—	—	592	719	—	—	—	3,735
Receivables related to sale of own shares	—	89	—	—	—	—	—	—	—	(89)	—
Hedge asset (net)	(8,129)	4,412	(752)	—	(2,837)	129	—	—	—	4,380	(2,797)

Total liabilities arising from financial activities	298,986	(25,924)	(14,436)	14,219	6,909	2,564	719	137,753	48,921	60,181	529,892

(1)
Including accrual of liabilities related to dividends declared, repurchase of common stock, additions under lease agreements, depreciation of debt issuance cost, modification gain and other changes.

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

        Share-based settlement programs—For cash-settled share-based payment transactions, the fair value of the obligation is newly determined at each reporting date and at the settlement date, and the changes in the fair value are recognized in profit or loss, until the liability is settled.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. PROVISIONS (Continued)

        The following table summarizes the movement in provisions for the years ended December 31, 2019, 2018 and 2017:

	Tax provisions other than for income tax	Provision for decommis- sioning and restoration	Employee bonuses and other rewards	SEC provision (Note 33)	Other provisions	Total provisions
At 1 January 2017	(457)	(1,191)	(8,552)	—	(225)	(10,425)

Arising during the year	(229)	(108)	(15,181)	—	(534)	(16,052)
Utilised	342	5	12,203	—	92	12,642
Discount rate adjustment and imputed interest (change in estimates)	—	(103)	41	—	—	(62)
Unused amounts reversed	33	338	1,233	—	101	1,705
Other	1	10	99	—	(79)	31

At 31 December 2017	(310)	(1,049)	(10,157)	—	(645)	(12,161)

Current 2017	(310)	—	(8,897)	—	(645)	(9,852)
Non-current 2017	—	(1,049)	(1,260)	—	—	(2,309)

At 1 January 2018	(310)	(1,049)	(10,157)	—	(645)	(12,161)

Arising during the year	(374)	(1,912)	(14,259)	(55,752)	(941)	(73,238)
Utilised	336	18	13,873	—	393	14,620
Discount rate adjustment and imputed interest (change in estimates)	—	(223)	177	—	—	(46)
Unused amounts reversed	211	89	1,079	—	872	2,251
Arising due to acquisitions of subsidiaries	(113)	—	(984)	—	(1,165)	(2,262)
Other	(2)	(32)	(107)	(3,298)	(27)	(3,466)

At 31 December 2018	(252)	(3,109)	(10,378)	(59,050)	(1,513)	(74,302)

Current portion	(252)	—	(10,096)	(59,050)	(1,513)	(70,911)
Non-current portion	—	(3,109)	(282)	—	—	(3,391)

At 1 January 2019	(252)	(3,109)	(10,378)	(59,050)	(1,513)	(74,302)

Arising during the year	(410)	(2,341)	(16,896)	—	(208)	(19,855)
Utilised	19	19	16,055	55,607	527	72,227
Discount rate adjustment and imputed interest (change in estimates)	—	42	(12)	—	—	30
Unused amounts reversed	34	—	523	—	155	712
Arising due to acquisitions of subsidiaries	—	—	(9)	—	—	(9)
Disposal of VF Ukraine (Note 10)	50	760	672	—	126	1,608
Other	(4)	(159)	2	3,443	20	3,302

At 31 December 2019	(563)	(4,788)	(10,043)	—	(893)	(16,287)

Current portion	(563)	(126)	(9,944)	—	(893)	(11,526)
Non-current portion	—	(4,662)	(99)	—	—	(4,761)

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        As of December 31, 2019 and 2018 financial assets and financial liabilities of the Group comprise of:

1. Financial assets

	December 31, 2019	December 31, 2018
Trade and other receivables (Note 17)	39,151	37,143
Accounts receivable, related parties (Note 30)	16,659	8,930
Cash and cash equivalents (Note 13)	38,070	84,075
Other financial assets:
Financial assets at fair value through profit or loss:
Securities held by MTS Bank	13,273	22,487
Mutual funds	9,349	—
Assets in Sistema Capital trust management	8,195	11,644
Contingent consideration	2,013	—
Currency forwards, swaps and options not designated as hedges	52	2,200
Cross-currency swaps not designated as hedges	318	1,077

Total financial assets at fair value through profit or loss	33,200	37,408

Financial assets at fair value through OCI:
Cross-currency swaps designated as cash flow hedges	—	2,797
Notes	—	70

Total financial assets at fair value through OCI	—	2,867

Financial assets at amortized cost:
Deposits and loans issued	94,757	83,865
Notes	15,957	31,165
Other	3,520	2,579

Total financial assets at amortized cost	114,234	117,609

Total other financial assets	147,434	157,884

Total financial assets	241,314	288,032
Less current portion	(159,084)	(230,642)

Total financial assets, non-current	82,230	57,390

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

2. Financial liabilities

	December 31, 2019	December 31, 2018
Trade and other payables	71,808	53,623
Accounts payable, related parties (Note 30)	558	1,301
Financial liabilities at amortized cost:
Loans and borrowings:
Bank and other loans (Note 23)	159,384	250,780
Lease obligations (Note 24)	155,308	160,552
Notes (Note 23)	183,935	117,355
MTS Bank deposits and liabilities (Note 28)	137,952	111,454

Total loans and borrowings	636,579	640,141

Total financial liabilities at amortized cost	636,579	640,141

Other financial liabilities at fair value:
Financial liabilities at fair value through profit or loss:
Contingent consideration and other liabilities	917	936
Currency forwards and swaps not designated as hedges	366	85
Liabilities under option agreements (Note 32)	73	3,735
Interest rate swaps not designated as hedges	68	265
Total financial liabilities at fair value through profit or loss	1,424	5,021

Financial liabilities at fair value through OCI:
Cross-currency swaps designated as cash flow hedges	955	—

Total financial liabilities at fair value through OCI	955	—

Total other financial liabilities at fair value	2,379	5,021

Total financial liabilities	711,324	700,086
Less current portion	(296,911)	(187,160)

Total financial liabilities, non-current	414,413	512,926

        The fair value measurement of the Group's derivative instruments and investments in Sistema Capital trust management is based on the observable yield curves for similar instruments and represents the estimated amount the Group would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates, foreign exchange spot and forward rates. The investment in mutual investment funds is measured at fair value of the Group's share in net assets of funds.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The table below presents the fair value of financial instruments carried at fair value within the statement of financial position:

	Level of inputs	December 31, 2019	December 31, 2018
Assets
Securities held by MTS Bank	Level 1	13,273	22,487
Sistema International Funding S.A. Bonds due in 2019 (related party) (Note 14, 30)	Level 1	—	70
Derivative instruments	Level 2	370	6,074
Currency forwards, swaps and options		52	2,200
Cross-currency interest rate swaps		318	3,874
Mutual investment funds, managed by Sistema Capital (related party) (Note 14, 30)	Level 2	9,349	—
Assets in Sistema Capital trust management (related party) (Note 14, 30)	Level 2	8,195	11,644
Contingent consideration	Level 3	2,013	—
Liabilities
Derivative instruments	Level 2	(1,389)	(350)
Interest rate swaps		(68)	(265)
Cross-currency interest rate swaps		(955)	—
Currency forwards and swaps		(366)	(85)
Contingent consideration	Level 3	(907)	(940)
Liabilities under option agreements	Level 3	(73)	(3,735)

        For the years ended December 31, 2019, 2018 and 2017, net realized gains and losses of Level 3 liabilities resulting from fair value measurements amounted to RUB 1,813 million loss, RUB 719 million loss and a RUB 120 million gain, respectively and were recognized as a part of change in fair value of financial instruments in the consolidated statement of profit or loss. No unrealized gains or losses of Level 3 liabilities resulting from fair value measurements were recognized during the years ended December 31, 2019, 2018 and 2017.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Liability under put option

        The liability under put option agreement for redeemable non-controlling interests in MTS Armenia in the amount of RUB 3,629 million as of December 31, 2018 was measured at fair value using a discounted cash flow technique. In 2019 the liability was settled through the acquisition of the 20% ownership interest in MTS Armenia (Note 32). The most significant quantitative inputs used to measure its fair value are presented in the table below:

Unobservable inputs	December 31, 2018
Post-tax discount rate	13%
0.3 - 2.0%
Revenue growth rate	(av. 0.9%)
40.5 - 43.2%
OIBDA margin	(av. 41.5%)

        Other liability under option agreement relates to redeemable non-controlling interests in Kulturnaya Sluzhba and is insignificant.

Financial instruments at amortised cost

        The carrying value of the Group's financial instruments accounted for at amortized cost approximates their fair value due to their short-term nature and market interest rates, except for borrowings, gross of debt issuance cost, as disclosed in the table below:

		December 31, 2019		December 31, 2018
	Level of inputs	Fair value	Carrying value	Fair value	Carrying value
Notes	Level 1	(180,824)	(174,165)	(115,698)	(117,534)
Unquoted notes	Level 3	(10,012)	(10,012)	—	—
Bank and other loans (Note 23)	Level 3	(159,384)	(159,384)	(251,189)	(251,188)

		(350,220)	(343,561)	(366,887)	(368,722)

        The carrying value of the Group's bank and other loans approximates their fair value as of December 31, 2019 and 2018.

        While management has used available market information in estimating the fair value of its financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

        There were no transfers between levels of inputs within the hierarchy during the years ended December 31, 2019, 2018 and 2017.

        During the year ended December 31, 2019 several of the Group's swap agreements in the amount of RUB 678 million were transferred from accounting category "financial assets at fair value through other comprehensive income" to category "financial assets at fair value through profit or loss" as a result of termination of hedging relationships due to the early redemption of hedged loans.

        There were no transfers between the accounting categories of financial instruments during the years ended December 31, 2018 and 2017.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES

Bank deposits and loans to customers

        The table below represents the structure and amounts of current and non-current bank deposits and loans to customers as of December 31, 2019 and 2018.

	December 31,
	2019	2018
Loans to customers	99,990	68,132
Due from banks	2,883	2,635
Allowance for ECL	(10,031)	(7,729)

Total bank deposits and loans to customers, net	92,842	63,038

Less: current portion	(39,370)	(32,385)

Bank deposits and loans to customers, non-current	53,472	30,653

        The structure and amounts of bank loans to customers as of December 31, 2019 and 2018 is presented in the table below:

	December 31,
	2019	2018
Loans to legal entities
Corporate borrowers	24,192	27,414
Medium-sized enterprises and small businesses	1,959	1,941

Total loans to legal entities	26,151	29,355

Loans to individuals
Mortgage loans	11,164	11,668
Consumer loans	46,484	17,307
Credit cards	15,618	9,778
Other	573	24

Total loans to individuals	73,839	38,777

Due from banks
Time deposits with banks	1,581	1,659
Obligatory reserves with the Central Bank of Russia	1,302	976

Total due from banks	2,883	2,635

Total bank deposits and loans to customers	102,873	70,767

Less: allowance for impairment losses	(10,031)	(7,729)
Total bank deposits and loans to customers, net	92,842	63,038

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        The table below summarizes carrying value of loans to customers aggregated by types of collateral obtained by the Group:

	December 31,
	2019	2018
Guaranties	11,448	17,984
Pledge of real estate	14,077	14,237
Securities	1,017	32
Pledge of equipment	495	143
Rights of claim, pledge of inventories or own promissory notes and by other collateral	44	353
Unsecured loans	72,909	35,383
Allowance for impairment losses	(10,024)	(7,689)

Total loans to customers, net	89,966	60,443

        The balances above do not necessarily reflect the fair value of collateral received.

        Movements in the allowance for impairment losses attributable to bank deposits and loans to customers for the year ended December 31, 2019 are presented in the table below:

	Loans to customers	Due from banks	Total
Balance as at January 1, 2019	7,689	40	7,729
Provision charge/release	3,551	(18)	3,533
Recovery of bad debt written-off	827	1	828
Bad debt written-off	(2,006)	(16)	(2,022)
Sale of loans	(40)	—	(40)
Foreign currency revaluation effect	3	—	3

Balance as at December 31, 2019	10,024	7	10,031

	Loans to customers	Due from banks	Total
Balance as at the date of acquisition	8,444	42	8,486
Provision charge/release	636	(2)	634
Recovery of bad debt written-off	430	—	430
Bad debt written-off	(1,817)	—	(1,817)
Foreign currency revaluation effect	(4)	—	(4)

Balance as at December 31, 2018	7,689	40	7,729

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Movements in provision for impairment losses on loans to legal entities for the year ended December 31, 2019 and 2018 were as follows:

	Stage 1	Stage 2	Stage 3	POCI*	Total
Balance as at January 1, 2019	318	486	3,153	255	4,212
— Transfer to stage 1	19	(18)	(1)	—	—
— Transfer to stage 2	(46)	47	(1)	—	—
— Transfer to stage 3	(55)	(496)	551	—	—
New financial assets originated or purchased	524	2	—	132	658
Change due to change of credit risk	(42)	56	(391)	(28)	(405)
Sale of loans	(40)	—	—	—	(40)
Write-offs	—	—	(798)	(65)	(863)
Recovery of previously written-off assets	—	—	392	—	392
Foreign exchange difference	3	—	—	—	3

Balance as at December 31, 2019	681	77	2,905	294	3,957

*
POCI—financial assets purchased or originated credit-impaired

	Stage 1	Stage 2	Stage 3	POCI*	Total
Balance as at the date of acquisition	325	306	3,714	182	4,527
— Transfer to stage 1	—	—	—	—	—
— Transfer to stage 2	(2)	—	2	—	—
— Transfer to stage 3	—	(29)	29	—	—
New financial assets originated or purchased	54	65	—	9	128
Change due to change of credit risk	(55)	144	(79)	64	74
Write-offs	—	—	(637)	—	(637)
Recovery of previously written-off assets	—	—	124	—	124
Foreign exchange difference	(4)	—	—	—	(4)

Balance as at December 31, 2018	318	486	3,153	255	4,212

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Movements in provision for impairment losses attributable to loans to individuals for the year ended December 31, 2019 and 2018 were as follows:

	Stage 1	Stage 2	Stage 3	POCI	Total
Balance as at January 1, 2019	756	318	2,005	398	3,477
— Transfer to stage 1	599	(465)	(134)	—	—
— Transfer to stage 2	(188)	236	(48)	—	—
— Transfer to stage 3	(2)	(1,228)	1,230	—	—
New financial assets originated or purchased	1,351	—	—	—	1,351
Change due to change of credit risk	(708)	2,062	593	—	1,947
Write-offs	—	—	(1,103)	(40)	(1,143)
Recovery of previously written-off assets	—	—	435	—	435

Balance as at December 31, 2019	1,808	923	2,978	358	6,067

	Stage 1	Stage 2	Stage 3	POCI	Total
Balance as at the date of acquisition	683	388	2,468	378	3,917
— Transfer to stage 1	243	(162)	(81)	—	—
— Transfer to stage 2	(48)	66	(18)	—	—
— Transfer to stage 3	(2)	(291)	293	—	—
New financial assets originated or purchased	355	—	—	—	355
Change due to change of credit risk	(475)	317	217	20	79
Write-offs	—	—	(1,180)	—	(1,180)
Recovery of previously written-off assets	—	—	306	—	306

Balance as at December 31, 2018	756	318	2,005	398	3,477

        The following valuation categories represent the Group's classification of credit quality of the loans:

  •
  Low to fair risk—loans of high credit quality and low probability of default, not past due or immaterially overdue;

  •
  Monitoring—loans with increased probability of default including restructured loans;

  •
  Impaired—impaired loans including more than 90 days overdue.

        The table below summarizes information regarding the quality of loans to individuals:

As of December 31, 2019	Stage 1	Stage 2	Stage 3	POCI	Total
Low to fair risk	66,506	138	—	358	67,002
Monitoring	—	2,801	49	—	2,850
Impaired	—	—	3,987	—	3,987
Loss allowance	(1,808)	(923)	(2,978)	(358)	(6,067)

Total	64,698	2,016	1,058	—	67,772

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

As of December 31, 2018	Stage 1	Stage 2	Stage 3	POCI	Total
Low to fair risk	34,581	445	—	—	35,026
Monitoring	—	534	5	—	539
Impaired	—	—	2,814	398	3,212
Loss allowance	(756)	(318)	(2,005)	(398)	(3,477)

Total	33,825	661	814	—	35,300

        The table below summarizes information regarding the quality of loans to legal entities:

As of December 31, 2019	Stage 1	Stage 2	Stage 3	POCI	Total
Low to fair risk	11,711	1,728	—	—	13,439
Monitoring	7,396	1,489	—	—	8,885
Impaired	—	—	3,525	301	3,826
Loss allowance	(681)	(77)	(2,905)	(294)	(3,957)

Total	18,426	3,140	620	7	22,193

As of December 31, 2018	Stage 1	Stage 2	Stage 3	POCI	Total
Low to fair risk	22,083	1,555	—	—	23,638
Monitoring	—	1,871	—	—	1,871
Impaired	—	—	3,586	260	3,846
Loss allowance	(327)	(477)	(3,153)	(255)	(4,212)

Total	21,756	2,949	433	5	25,143

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Analysis by credit quality of loans to individuals outstanding as of December 31, 2019 is as follows:

As of December 31, 2019	Gross loans	Provision for impairment	Net loans	Provision for impairment to gross loans
Collectively assessed
Not past due	66,506	(1,664)	64,842	3%
Overdue:
up to 30 days	1,841	(472)	1,369	26%
31 to 60 days	519	(293)	226	56%
61 to 90 days	441	(282)	159	64%
91 to 180 days	1,110	(816)	294	74%
over 180 days	2,615	(2,043)	572	78%

Total collectively assessed loans	73,032	(5,570)	67,462	8%

Individually impaired
Not past due	495	(380)	115	77%
Overdue:
up to 30 days	48	(15)	33	31%
31 to 60 days	—	—	—	0%
61 to 90 days	1	—	1	0%
91 to 180 days	4	—	4	0%
over 180 days	259	(102)	157	39%
Total individually impaired loans	807	(497)	310	62%

Total	73,839	(6,067)	67,772	8%

        Analysis by credit quality of loans to medium-sized enterprises and small businesses outstanding as of December 31, 2019 is as follows:

As of December 31, 2019	Gross loans	Provision for impairment	Net loans	Provision for impairment to gross loans
Collectively assessed
Not past due	1,213	(19)	1,194	2%
Overdue:
up to 30 days	29	(9)	20	31%
31 to 60 days	30	—	30	0%
61 to 90 days	—	—	—	0%
91 to 180 days	14	(3)	11	21%
over 180 days	672	(399)	273	59%

Total collectively assessed loans	1,958	(430)	1,528	22%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

Bank deposits and liabilities

        The table below represents the structure and amounts of current and non-current bank deposits and liabilities as of December 31, 2019 and 2018.

	December 31,
	2019	2018
Customer accounts	122,809	100,209
Due to banks and other financial institutions	12,305	7,750
Debt securities issued	1,421	1,717
Financial liabilities at fair value through profit or loss	297	767
Other financial liabilities	1,120	1,011

Total bank deposits and liabilities	137,952	111,454

Less: current portion	(136,147)	(108,821)

Total bank deposits and liabilities, non-current	1,805	2,633

        The structure and amounts of customer accounts of December 31, 2019 and 2018 are presented below:

	December 31,
	2019	2018
Legal entities
— Current/settlement accounts	10,005	19,408
— Term deposits	12,092	8,188
Individuals
— Current/settlement accounts	14,915	13,364
— Term deposits	85,797	59,249

Total customer accounts	122,809	100,209

        The structure and amounts of due to banks as of December 31, 2019 and 2018 are presented below:

	December 31,
	2019	2018
Loans under repurchase agreements	11,994	5,315
Loans and term deposits from banks and other financial institutions	50	1,268
Correspondent accounts of other banks	261	1,167

Total due to banks	12,305	7,750

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Loans under repurchase agreements were secured by the following collateral:

  •
  Securities measured at fair value through profit/loss with the value of RUB 1,065 million as of December 31, 2019;

  •
  Securities measured at amortized cost with the value of RUB 8,719 million and RUB 2,283 million as of December 31, 2019 and 2018 respectively;

  •
  Federal Loan Bonds (OFZ) received from Deposit Insurance Agency (DIA) as a subordinated securities loan in the amount of RUB 3,518 million and RUB 3,539 million as of December 31, 2019 and 2018 respectively.

        In November 2015, MTS Bank received a subordinated debt of RUB 7,246 million in the form of OFZ from the state corporation DIA with the date of maturity January 22, 2025. In accordance with the terms of the contract, MTS Bank should return the securities to the creditor at the end of the contract period. The Group does not recognize the securities and the obligation to return them to the creditor in the consolidated statement of financial position as of December 31, 2019 and 2018. In accordance with the contract, MTS Bank should comply with certain covenants with respect to capital, loan portfolio, employee benefits. If the above conditions are not met, DIA may apply penalties to MTS Bank. The contract also includes certain restrictions on sale or repledge of the securities by MTS Bank.

        An analysis of liquidity and interest rate risk inherent to bank assets as of December 31, 2019 and 2018 is presented in the following table. The maturity corresponds to the contractual terms. However, individuals are entitled to terminate their deposit agreement ahead of schedule.

As of December 31, 2019	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Financial assets
Financial assets at fair value through profit or loss	13,273	—	—	—	—	—	13,273
Due from banks	1,831	—	—	—	—	—	1,831
Loans to customers	4,366	12,334	33,371	49,138	6,187	1,783	107,179
Investments in securities	5	10	6,059	8,937	442	—	15,453

Total interest bearing financial assets	19,475	12,344	39,430	58,075	6,629	1,783	137,736

Cash and cash equivalents	26,244	—	—	—	—	—	26,244
Due from banks	466	128	697	9	—	—	1,300
Currency forwards and options not designated as hedges	—	26	—	—	—	—	26
Other financial assets*	683	57	57	—	—	21	818

Total non-interest bearing financial assets	27,393	211	754	9	—	21	28,388

Total financial assets	46,868	12,555	40,184	58,084	6,629	1,804	166,124

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Financial liabilities
Due to banks and other financial institutions	(12,044)	—	—	—	—	(12,044)
Customer accounts*	(16,094)	(12,746)	(69,178)	(928)	—	(98,946)
Debt securities issued	(445)	(710)	(135)	(677)	(463)	(2,430)
Lease obligations*	(25)	(33)	(191)	(377)	—	(626)

Total interest bearing financial liabilities	(28,608)	(13,489)	(69,504)	(1,982)	(463)	(114,046)

Currency forwards and options not designated as hedges	—	(25)	—	—	—	(25)
Obligation to deliver securities	(272)	—	—	—	—	(272)
Due to banks and other financial institutions	(261)	—	—	—	—	(261)
Customer accounts*	(30,152)	—	—	—	—	(30,152)
Other financial liabilities	(1,987)	(550)	(1,534)	—	—	(4,071)
Total non-interest bearing financial liabilities	(32,672)	(575)	(1,534)	—	—	(34,781)

Total financial liabilities	(61,280)	(14,064)	(71,038)	(1,982)	(463)	(148,827)

Liquidity gap	(14,097)	(1,478)	(30,884)	56,102	6,166

Stable sources of funding	40,625	641	30,855	(14,270)	(57,852)

Net liquidity gap	26,529	(836)	(29)	41,832	(51,686)

Cumulative liquidity gap	26,529	25,692	25,663	67,496	15,810

Cumulative interest sensitivity gap	(8,875)	(10,020)	(40,094)	15,999	22,165

* Including intercompany balances	6,802	593	(13,532)	(2,960)	—	(9,097)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

As of December 31, 2018	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Financial assets
Financial assets at fair value through profit or loss	13,680	—	—	—	—	—	13,680
Due from banks	477	—	—	—	—	—	477
Loans to customers	5,182	9,113	25,525	25,922	1,104	6,344	73,190
Investments in securities	111	4,233	10,838	14,032	1,300	—	30,514

Total interest bearing financial assets	19,450	13,346	36,363	39,954	2,404	6,344	117,861

Cash and cash equivalents	10,117	—	—	—	—	—	10,117
Financial assets at fair value through profit or loss	—	—	—	—	—	8,806	8,806
Due from banks	483	61	1,928	13	—	—	2,485
Currency forwards and options not designated as hedges	—	45	183	—	—	—	228
Other financial assets*	522	335	25	—	—	4	886

Total non-interest bearing financial assets	11,122	441	2,136	13	—	8,810	22,522

Total financial assets	30,572	13,787	38,499	39,967	2,404	15,154	140,383

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Financial liabilities
Due to banks and other financial institutions	(1,268)	—	—	—	—	—	(1,268)
Customer accounts*	(13,012)	(7,239)	(45,971)	(1,599)	—	—	(67,821)
Debt securities issued	(12)	(314)	(333)	(771)	(287)	—	(1,717)
Lease obligations*	(21)	(37)	(144)	(200)	(6)	—	(408)

Total interest bearing financial liabilities	(14,313)	(7,590)	(46,448)	(2,570)	(293)	—	(71,214)

Currency forwards and options not designated as hedges	—	(45)	(328)	—	—	—	(373)
Obligation to deliver securities	(394)						(394)
Due to banks and other financial institutions	(6,482)	—	—	—	—	—	(6,482)
Customer accounts*	(48,854)	—	—	—	—	—	(48,854)
Other financial liabilities	(1,620)	(541)	(1,851)	—	—	—	(4,012)
Total non-interest bearing financial liabilities	(57,350)	(586)	(2,179)	—	—	—	(60,115)

Total financial liabilities	(71,663)	(8,176)	(48,627)	(2,570)	(293)	—	(131,329)

Liquidity gap	(41,091)	5,611	(10,128)	37,397	2,111

Stable sources of funding	40,689	(13,182)	22,667	(8,128)	(42,046)

Net liquidity gap	(402)	(7,571)	12,539	29,269	(39,935)

Cumulative liquidity gap	(402)	(7,973)	4,566	33,835	(6,100)

Cumulative interest sensitivity gap	5,138	10,894	809	38,193	40,304

* Including intercompany balances	(16,402)	(5)	(17)	(3)	—	—	(16,427)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Analysis of the liquidity and interest rate risks as of December 31, 2019 and 2018 is presented in the following table. The amounts in the table below represent future aggregate undiscounted cash flows.

As of December 31, 2019	Weighted average interest rate	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Interest bearing financial liablities
Due to banks	6.5%	12,062	—	—	—	—	—	12,062
Customer accounts*	5.9%	15,716	13,272	13,354	58,234	957	—	101,534
Debt securities issued	9.5%	457	716	93	43	677	463	2,449
Lease obligations*		26	40	195	444	—	—	705

Total interest bearing financial liabilities		28,261	14,028	13,642	58,721	1,634	463	116,750

Non-interest bearing financial liablities
Financial liabilities at fair value through profit or loss		—	25	—	—	—	—	25
Due to banks		263	—	—	—	—	—	263
Customer accounts*		30,152	—	—	—	—	—	30,152
Other financial liabilities		1,987	550	1,534	—	—	—	4,071

Total non-interest bearing financial liabilities and commitments		32,402	575	1,534	—	—	—	34,511

Total financial liabilities		60,663	14,604	15,176	58,721	1,634	463	151,261

* Including intercompany balances		6,772	593	—	—	—	—	7,365

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

As of December 31, 2018	Weighted average interest rate	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Interest bearing financial liablities
Due to banks	7.6%	1,262	8	—	—	—	1,270
Customer accounts*	6.3%	12,410	7,900	47,490	1,644	—	69,444
Debt securities issued	9.5%	12	316	258	912	857	2,356
Lease obligations*		22	41	162	218	5	448

Total interest bearing financial liabilities		13,707	8,265	47,910	2,774	862	73,518

		—	—	—	—	—	—
Non-interest bearing financial liablities
Financial liabilities at fair value through profit or loss		—	—	373	—	—	373
Due to banks		6,482	—	—	—	—	6,482
Customer accounts*		48,854	—	—	—	—	48,854
Other financial liabilities		750	159	1,655	—	—	2,564

Total non-interest bearing financial liabilities and commitments		56,086	159	2,028	—	—	58,273

Total financial liabilities		69,793	8,424	49,938	2,774	862	131,791

* Including intercompany balances		(16,469)	(6)	(20)	(3)	—	(16,498)

        Information on the maximum amount of credit risk on guarantees issued and commitments on loans is presented below:

As of December 31, 2019	Stage 1	Stage 2	Stage 3	Total
Commitments on loans	18,890	1,909	13	23,812
Guarantees issued	18,204	1,398	244	19,846

Less provision	(339)	(17)	(47)	(403)

Total commitments on loans and guarantees issued	36,755	6,290	210	43,255

As of December 31, 2018	Stage 1	Stage 2	Stage 3	Total
Commitments on loans	18,156	525	11	18,692
Guarantees issued	10,031	351	428	10,810

Less provision	(201)	(25)	(219)	(445)

Total commitments on loans and guarantees issued	27,986	851	220	29,057

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FINANCIAL RISK MANAGEMENT

        As part of its business the Group is exposed to several types of financial risks: capital risk (mainly by MTS Bank), market risks, credit (or counterparty) risks, and liquidity risks. Risks mitigating activities are mainly performed at the Group headquarters by the corporate finance personnel and are subject to the approval of the Group's supervisory bodies—the Board of Directors and its Budget Committee.

Capital risk

        MTS Bank, a subsidiary of the Group, is subject to regulations of the Central Bank of Russia which require that banks comply with minimum capital adequacy ratio of 8% calculated on the basis of statutory standalone financial statements. MTS Bank meets the requirements established by the CBR. As of December 31, 2019 and 2018, the capital adequacy ratio of MTS Bank in accordance with CBR requirements was 14.1% and 11.9% respectively.

        Basel Capital Accord (Basel 1) requires that banks that operate internationally have a capital adequacy risk ratio of 8% of their risk-weighted assets for the total amount of capital and 4%—for the tier 1 capital. MTS Bank meets the requirements established by the Accord. As of December 31, 2019 the capital adequacy ratio of MTS Bank was 9.89% and 7.78% (2018: 18.38% and 13.34%).

Market risk

        Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. The Group is primarily exposed to the following types of market risks: interest rate risk and currency exchange rates fluctuations. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments. The sensitivity analyses in the following sections relate to the financial position as of December 31, 2019 and 2018.

Interest rate risks

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings.

  •
  Variable interest rate

        The Group's bank loans denominated in US Dollars and Euros primarily bear floating interest rate. To eliminate the exposure of changes in variable interest rates related to its debt obligations, the Group enters into variable-to-fixed cross-currency interest rate swap agreements, so that cross-currency interest rate swaps matches the exact maturity dates of the underlying debt allowing for highly-effective cash flow hedges. In aggregate, the Group entered into variable-to-fixed cross-currency interest rate swap agreements designated to manage the exposure of changes in variable interest rates related to nil and 100% of the Group's bank loans with variable rates outstanding as of December 31, 2019 and 2018, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FINANCIAL RISK MANAGEMENT (Continued)

  •
  Fixed interest rate risk

        The Group's notes and bank loans denominated in Russian Rubles bear primarily fixed interest rates. To eliminate the exposure of changes in the value of debt obligations, the Group enters into fixed-to-variable cross-currency and interest rate swap agreements. In aggregate, the Group entered into fixed-to-variable cross-currency and interest rate swap agreements designated to manage the exposure of changes in value of the debt related to 5.8% of the Group's notes and bank loans with fixed rates outstanding as of December 31, 2019 and 2018.

        The notional amounts of interest rate derivative instruments outstanding amounted to RUB 25,387 million and RUB 44,187 million as of December 31, 2019 and 2018, respectively.

Sensitivity analysis

        A reasonably possible increase of 100 basis points in short term interest rates would have resulted in RUB 271 million, RUB 201 million and RUB 44 million future increases of interest expense for the years ended December 31, 2019, 2018 and 2017, respectively. The same decrease in short term interest rates would have resulted in RUB 271 million, RUB 201 million and RUB 44 million future decreases of finance cost for the years ended December 31, 2019, 2018 and 2017, respectively. There will be no material impact on equity.

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

        The Group has entered into several cross-currency swap agreements. These contracts are mainly designated to manage the exposure of changes in currency exchange rate. The contracts assumed periodic exchange of interest or principal, and interest payments from RUB-denominated amounts to USD-denominated amounts at a specified rate. The rate was determined by the market spot rate upon issuance. Cross-currency interest rate swap contracts mature in 2023-2024.

        In aggregate the Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in currency exchange rate for 40.0% and 50.8% of its USD-denominated notes and bank loans outstanding as of December 31, 2019 and 2018 respectively.

        The notional amounts of currency derivative instruments amounted to RUB 18,572 million and RUB 34,115 million as of December 31, 2019 and 2018 respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FINANCIAL RISK MANAGEMENT (Continued)

        The Group has entered into currency forward and swaps agreements to minimize the foreign currency risk exposure for operating activities. The contracts assumed the purchase or sale of the agreed amount of currency at a specified exchange rate and on a specific date. The rate was determined by the market spot rate upon issuance. As the result of currency forward and swap agreements, unfulfilled as of December 31, 2019, 2018 and 2017, the Group recognized RUB 701 million gain, RUB 1,937 million gain and nil in the consolidated statement of profit and loss for the years ended December 31, 2019, 2018 and 2017, respectively.

        The notional amounts of currency forward and swap instruments, unfulfilled as of December 31, 2019 and 2018, amounted to RUB 69,535 million and RUB 51,002 million, respectively.

        In 2018-2019, several swap agreements were ceased to be hedge instruments due to the earlier redemption of hedged loans from Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG, Citibank and subsequently several swap agreements were early terminated. Loans and swaps were due in 2019 - 2024. The amount of RUB 12 million and RUB 505 million, net of tax, was immediately reclassified from accumulated other comprehensive income to profit for the year during the years ended December 31, 2019 and 2018, respectively, and recognized as a part of change in fair value of financial instruments' in consolidated statement of profit or loss.

        The following table presents the effect of the Group's swap agreements designated as cash flow hedges in accumulated other comprehensive income

	For the years ended December 31,
	2019	2018	2017
Accumulated derivatives income / (loss), beginning of the year, net of tax of 59 and 85 and (26), respectively	237	340	(103)
Fair value adjustments on hedging derivatives, net of tax of (773) and 840 and (628), respectively	(3,094)	3,362	(2,512)
Amounts reclassified to loss / (profit) for the year during the period—forecast transaction no longer expected to occur, net of tax of 3 and (126) and nil, respectively	12	(505)	—
Amounts reclassified to loss / (profit) for the year during the period—hedged item has affected profit or loss, net of tax of 711 and (740) and 739, respectively	2,845	(2,960)	2,955

Accumulated derivatives income, end of the year, net of tax of nil and 59 and 85, respectively	—	237	340

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FINANCIAL RISK MANAGEMENT (Continued)

        The following tables demonstrate the sensitivity to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant.

	Change in rate, USD	USD—effect on profit before tax RUB mln	Change in rate, EUR	EUR—effect on profit before tax RUB mln
2019	+5%	2,516	+1%	120
	–5%	(2,516)	–1%	(120)
2018	+1%	(176)	+1%	152
	–1%	176	–1%	(152)
2017	+5%	(447)	+5%	830
	–5%	447	–5%	(830)

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

        As at December 31, 2019, the Group's consolidated current liabilities exceeded current assets by RUB 154,607 million. The management believes the Group has sufficient existing and continuing access to liquidity through both operating cash flows and the availability of committed credit facilities of RUB 363,000 million (Note 23).

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FINANCIAL RISK MANAGEMENT (Continued)

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FINANCIAL RISK MANAGEMENT (Continued)

        The Group considers its exposure to credit risk as of December 31, 2019, and 2018 to be as follows:

	December 31,
	2019	2018
Deposits and loans issued	94,757	83,865
Trade and other receivables	39,151	37,143
Cash and cash equivalents	38,070	84,075
Notes	15,957	31,235
Securities held by MTS Bank	13,273	22,487
Mutual funds	9,349	—
Assets in Sistema Capital trust management	8,195	11,644
Contingent consideration	2,013	—
Derivative financial instruments	370	6,074

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

30. RELATED PARTIES

        Related parties include the controlling shareholder of the Group, entities under common ownership with the Group, affiliated companies, associated and joint ventures.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. RELATED PARTIES (Continued)

        The aggregated impact of transactions with related parties to the Group's statements of financial position as of December 31, 2019 and 2018 and statements of profit or loss for the years then ended was the following:

	December 31,
	2019	2018
Statements of financial position:
Accounts receivable, non-current	10,787	2,545
Short-term investments	17,790	12,086
Accounts receivable, current	5,872	6,385
Rights of use assets	4,526	1,359
Bank loans to customers, non-current	4,150	612
Advances given for property, plant and equipment	3,866	1,380
Bank loans to customers, current	1,677	2,244
Purchases of property, plant and equipment, intangible assets and other assets	1,244	6,647
Cash and cash equivalents	282	938
Other investments	149	149
Bank deposits and liabilities, current	(41,198)	(42,642)
Dividends payable	(11,747)	—
Lease obligations, non-current	(5,160)	(1,007)
Bank deposits and liabilities, non-current	(153)	(1,044)
Lease obligations, current	(763)	(185)
Accounts payable	(558)	(1,301)

Statements of profit or loss	2019	2018	2017
Revenue	(4,932)	(4,352)	(3,349)
Operating (income) / expenses	(1,137)	2,396	4,053
Finance income	(1,662)	(1,398)	(1,267)
Interest expenses under lease arrangements	447	135	—

        Terms and conditions of transactions with related parties—Outstanding balances as of December 31, 2019 and 2018 were unsecured and settlements are made on a cash basis. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2019, the Group had no significant amounts of impairment relating to receivables owed by related parties as well as expenses recognized during the years ended December 31, 2019 and 2018 in respect to bad or doubtful debts from related parties.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. RELATED PARTIES (Continued)

        Accounts receivable from and accounts payable to related parties were as follows:

	December 31,
	2019	2018
Accounts receivable:
Business Nedvizhimost, a subsidiary of Sistema	9,517	2,561
Sistema, parent company	5,267	2
Sitronics, a subsidiary of Sistema	680	1,107
Zifrovoe TV, a Group's associate	392	764
MTS Belarus, a Group's associate	194	4,095
Other related parties	609	401

Total accounts receivable, related parties	16,659	8,930

Less non-current portion	(10,787)	(2,545)
Accounts receivable, related parties, current	5,872	6,385

Accounts payable:
Business Nedvizhimost, a subsidiary of Sistema	191	34
Zifrovoe TV, a Group's associate	100	44
Yahont, an associate of Sistema	78	—
Moscow Business Incubator, an associate of Sistema	56	152
TelecomCapStroi, a subsidiary of Sistema	55	237
MTS Belarus, a Group's associate	5	678
Other related parties	73	156

Total accounts payable, related parties	558	1,301

        The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

        The Group makes advances for the purchase of property, plant and equipment, intangible assets and other assets to related parties which are summarized as follows:

	December 31,
	2019	2018
Advances given for property, plant and equipment:
TelecomCapStroi, a subsidiary of Sistema	2,319	1,317
Yahont, an associate of Sistema	1,359	—
Other related parties	188	63

Total advances given for property, plant and equipment, related parties	3,866	1,380

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. RELATED PARTIES (Continued)

	2019	2018
Purchases of property, plant and equipment, intangible assets and other assets:
Yahont, an associate of Sistema	340	—
Business Nedvizhimost, a subsidiary of Sistema	329	328
Zifrovoe TV, a Group's associate	179	28
Segezha Group, a subsidiary of Sistema	125	—
TelecomCapStroi, a subsidiary of Sistema	83	93
Moscow Business Incubator, an associate of Sistema	—	4,450
Mosdachtrest, a subsidiary of Sistema	—	1,711
Other related parties	188	37

Total purchases of property, plant and equipment, intangible assets and other assets, related parties	1,244	6,647

        Rights-of-use assets and lease obligations—The following table represents carrying value of right-of-use assets leased from related parties:

	December 31,
	2019	2018
Carrying value of right-of-use assets:
Business Nedvizhimost, a subsidiary of Sistema	3,980	919
Kronshtadt, a subsidiary of Sistema	132	121
Other related parties	414	319

Total carrying value of right-of-use assets, related parties	4,526	1,359

        The following table presents summary of lease obligations which arose from lease arrangements with related parties:

	December 31,
	2019	2018
Lease obligations:
Business Nedvizhimost, a subsidiary of Sistema	5,504	793
Kronshtadt, a subsidiary of Sistema	87	109
Other related parties	332	290

Total lease obligations, related parties	5,923	1,192

Less non-current portion	(5,160)	(1,007)

Lease obligations, related parties, current	763	185

        Interest expense accrued on these lease obligations for the years ended December 31, 2019 and 2018 amounted to RUB 447 million and RUB 135 million, respectively and was included in finance costs in the accompanying consolidated statements of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. RELATED PARTIES (Continued)

        Bank loans to customers, interbank loans due—The following table presents loans given by MTS Bank to related parties:

	December 31,
	2019	2018
Bank loans to customers:
Etalon LenSpecCMU, an associate of Sistema	1,982	—
Sistema, parent company	1,440	254
Kronshtadt, a subsidiary of Sistema	1,280	1,395
Leader-Invest, an associate of Sistema	895	612
Binnopharm, an associate of Sistema	—	412
Sistema Finance, a subsidiary of Sistema	—	183
Other related parties	230	—

Total bank loans due, related parties	5,827	2,856

Less non-current portion	(4,150)	(612)

Bank loans due, related parties, current	1,677	2,244

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. RELATED PARTIES (Continued)

        Bank deposits and liabilities—The following table presents deposits in MTS Bank held by related parties:

	December 31,
	2019	2018
Bank deposits and liabilities:
Key management personnel of the Group and its parent	31,634	29,658
Sistema Capital, a Group's associate	2,586	239
Project Michurinskiy, an associate of Sistema	1,448	952
Sistema Telecom Activy, a subsidiary of Sistema	1,300	1,542
Yahont, an associate of Sistema	802	—
Sitronics, a subsidiary of Sistema	655	525
Sistema Venture Capital, a subsidiary of Sistema	289	319
BF-Sistema, a subsidiary of Sistema	244	233
Sistema, parent company	242	4,610
TelecomCapStroi, a subsidiary of Sistema	211	238
UK LandProfit, formerly named Sistema Real Estate, a subsidiary of Sistema	205	599
Zifrovoe TV, a Group's associate	93	536
Medsi Group, a subsidiary of Sistema	58	745
BashRES, a subsidiary of Sistema	29	309
Business Nedvizhimost, a subsidiary of Sistema	8	226
Leader-Invest, an associate of Sistema	5	433
Sistema Finance, a subsidiary of Sistema	4	338
RTI, a subsidiary of Sistema	—	323
Other related parties	1,538	1,861

Total bank deposits and liabilities, related parties	41,351	43,686

Less non-current portion	(153)	(1,044)

Total bank deposits and liabilities, current	41,198	42,642

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. RELATED PARTIES (Continued)

        Investing transactions—The Group holds certain investments in related parties which are summarized as follows:

	December 31,
	2019	2018
Short-term investments:
Sistema Capital, a Group's associate (Mutual funds)	9,349	—
Sistema Capital, a Group's associate (Assets management)	8,195	11,644
Promissory notes of Sitronics, formerly named Intellect Telecom, a subsidiary of Sistema	246	283
Other loans receivable	—	159

Total short-term investments in related parties	17,790	12,086

Other investments in shares:
Sistema Venture Capital, a subsidiary of Sistema	117	117
Other investments	32	32

Total investments in shares, related parties	149	149

        Dividends payable—The following table presents dividends payable to related parties:

December 31, 2019
Dividends payable:
Sistema, parent company	8,409
Sistema Telecom Activy, a subsidiary of Sistema	2,921
Sistema Finance S.A., a subsidiary of Sistema	417

Total dividends payable, related parties	11,747

        As of December 31, 2018 there were no dividends payable to the related parties.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. RELATED PARTIES (Continued)

        Operating transactions—For the years ended December 31, 2019, 2018 and 2017, operating transactions with related parties were as follows:

	2019	2018	2017
Revenues from related parties:
Segezha Group, subsidiaries of Sistema (providing energy resources by MTS Energy, software supply)	1,790	74	23
Sitronics, a subsidiary of Sistema (internet services and video/images translation services)	1,018	1,195	303
Kronshtadt, a subsidiary of Sistema (banking services and rent)	303	58	13
MTS Belarus, a Group's associate (roaming and interconnect services)	296	296	248
Leader-Invest, an associate of Sistema, a former subsidiary of Sistema (banking services and rent)	203	56	4
Zifrovoe TV, a Group's associate (subscriber acquisition services)	193	508	724
Medsi Group, a subsidiary of Sistema (telecommunication and call center services)	157	166	156
BashRES, a subsidiary of Sistema (information security system project)	129	53	89
Sistema, parent company (consulting services)	127	80	32
Detskii Mir, an associate of Sistema, a former subsidiary of Sistema (telecommunication services)	101	175	188
MTS Bank, a former Group's associate (telecommunication and call center services, bank cards distribution commission)	—	1,271	1,507
Other related parties	615	420	62

Total revenues from related parties	4,932	4,352	3,349

Operating (income) / expenses incurred on transactions with related parties:
Koncel, a subsidiary of Sistema (dismantling and scrap metal realization)	(3,328)	(1,141)	—
Business Nedvizhimost, a subsidiary of Sistema (rent and sale of property)	(1,301)	39	821
Sistema Finance, a subsidiary of Sistema (change in fair value of financial instruments of MTS Bank)	(289)	325	—
Key management personnel of the Group (interest expense)	1,973	705	—
Sistema, parent company (interest expenses (deposits and accounts), MTS Bank)	377	284	—
AB Safety, a subsidiary of Sistema (security services)	299	324	302
Jet Air Group, a subsidiary of Sistema (transportation services)	142	135	172
Sitronics, a subsidiary of Sistema (discounting debt)	107	20	—
Project Michurinskiy, an associate of Sistema (interest expenses (deposits and accounts), MTS Bank)	104	28	—
Sistema-Capital, a Group's associate (manager reward)	97	—	—
MTS Belarus, a Group's associate (roaming and interconnect services)	87	104	121
UK LandProfit, formerly named Sistema Real Estate, a subsidiary of Sistema ((interest expenses (deposits and accounts) and rent, MTS-Bank)	45	17	—
MTS Bank, a former Group's associate (commission related expenses)	—	1,217	2,259
Other related parties	550	339	378

Total operating (income) / expenses incurred on transactions with related parties	(1,137)	2,396	4,053

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. RELATED PARTIES (Continued)

        Finance incomefrom investment transactions with related parties for the years ended December 31, 2019, 2018 and 2017 was the following:

	2019	2018	2017
Finance income/(loss) from related parties
Business Nedvizhimost, a subsidiary of Sistema	827	353	359
Sistema Capital, a Group's associate (assets management)	474	465	369
Sistema, parent company	367	4	48
MTS Bank, a former Group's associate	—	448	345
Other related parties	(6)	128	146

Total finance income from related parties	1,662	1,398	1,267

        MTS Bank—On July 5, 2018 the Group acquired the controlling stake in MTS Bank and thus it ceased to be a related party to the Group since the acquisition date.

        East-West United Bank—The Group maintains certain bank accounts with East-West United Bank, a subsidiary of Sistema. As of December 31, 2019 and 2018, the Group's cash position at East-West United Bank amounted to RUB 282 million and RUB 938 million, respectively.

        Business Nedvizhimost—In 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost, subsidiary of Sistema, for RUB 8,500 million in total. As of December 31, 2019 and 2018 the balance of related accounts receivable amounted to RUB 2,916 million and RUB 2,561 million, respectively. The amount as of December 31, 2019 is due before December 31, 2021 and bears an interest of CBR key rate + 1.5% p.a.

        In December 2018, the Group sold its 40.26% stake in a mutual investment fund Sistema-Rentnaya Nedvizhimost to Business Nedvizhimost for RUB 450 million. The investment in the joint venture amounted to RUB 658 million as of December 31, 2019 (Note 15).

        In March 2019, in order to optimize the processes of real estate management, the Group sold a number of buildings with carrying value of RUB 1,479 million to Business Nedvizhimost for the consideration of RUB 7,247 million (including VAT). The consideration will be paid by installments for 10 years at 9% per annum with the collateral in the form of disposed buildings granted by the buyer. At the same time, the Group entered into a number of agreements to lease spaces in the buildings sold for the period of up to 15 years (leaseback).

        As a result of this transaction, the Group recorded rights-of-use assets of RUB 3,123 million, lease obligation of RUB 5,197 million and recognized a gain in the amount of RUB 1,745 million as a part of "Other income" in consolidated statement of profit or loss.

        Sistema Capital—In 2016 and 2017 the Group entered into trust agreements with asset management company Sistema Capital. As of December 31, 2019 and 2018, the balance of assets under trust management amounted to RUB 8,195 million and RUB 11,644 million respectively (Note 14).

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. RELATED PARTIES (Continued)

        In December 2019, the Group acquired a share in mutual investment funds of Sistema Capital "Rezervny" and "Rezervny. Valyutny" for RUB 5,665 million and 3,678 million, respectively. As at December 31, 2019the fair value of the shares amounted to 5,682 million and 3,667 million, respectively, with the subsequent revaluation to be recognized in profit or loss (Note 14).

        Sistema—In March 2019, the Group disposed of its 18.69% interest in the Group's associate OZON to Sistema for RUB 7,902 million (Note 15). As of December 31, 2019 the balance of accounts receivable amounted to RUB 5,267 million.

        Remuneration of key management personnel—Key management personnel of the Group are members of the Board of Directors and Management Board. During the years ended December 31 2019, 2018 and 2017 their total remuneration amounted to RUB 1,574 million, RUB 816 million and RUB 739 million, respectively. These amounts comprised RUB 917 million, RUB 504 million and RUB 490 million in base salaries and 657 RUB million, RUB 312 million and RUB 249 million in bonuses paid pursuant to a bonus plan, respectively.

        The management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued during the years ended December 31 2019, 2018 and 2017 amounted to RUB 798 million, RUB 554 million and RUB 486 million, respectively.

31. SHAREHOLDERS' EQUITY

        Common stock (ordinary shares)—The Group had 1,998,381,575 authorized and issued ordinary shares with par value 0.1 RUB as of December 31, 2019 and 2018. Preferred shares have not been authorized and issued.

        Shares of common stock repurchased by the Group are recorded at cost as treasury stock and reduce the shareholders' equity in the Group's consolidated financial statements. As of December 31, 2019, the total shares in treasury stock comprised 225,547,422 and 1,772,834,153 shares were outstanding. As of December 31, 2018, the total shares in treasury stock comprised 167,638,899, and 1,830,742,676 shares were outstanding.

        Information on shares repurchased by the Group for the years ended December 31, 2019, 2018 and 2017 is presented as follows:

	2019		2018		2017
	Shares	RUBm	Shares	RUBm	Shares	RUBm
Tender offer:
Open market	—	—	—	—	16,022,364	4,647
Sistema Finance	—	—	—	—	16,038,892	4,651
Repurchase plan:
Open market	28,790,050	7,485	35,981,664	10,328	43,647,128	12,475
Sistema Finance	28,929,344	7,450	45,269,718	12,294	—	—

Total	57,719,394	14,935	81,251,382	22,622	75,708,384	21,773

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

        Foreign currency translation reserve is used to record exchange differences arising from the translation of foreign subsidiaries financial statements from their functional to the presentation currency.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. SHAREHOLDERS' EQUITY (Continued)

        The following table represents roll forward of reserves balances for the years ended December 31, 2019, 2018 and 2017:

	Foreign currency translation reserve	Cash flow hedging reserve	Remeasurements of the net defined benefit liability
Balances at January 1, 2017	(6,418)	(155)	543

Other comprehensive loss for the year	(2,620)	(3,140)	(40)
Less: tax benefit	—	628	—
Amounts reclassified to profit for the year	—	3,748	—
Less: tax expense	—	(741)	—
Amounts reclassified to additional paid in capital	(659)	—	—
Less: tax expense	—	—	—
Net other comprehensive (loss) / income for the year	(3,279)	495	(40)

Balances at December 31, 2017	(9,697)	340	503

Other comprehensive income for the year	7,726	4,202	167
Less: tax benefit	—	(840)	—
Amounts reclassified to profit for the year	—	(4,331)	—
Less: tax expense	—	866	—
Net other comprehensive income / (loss) for the year	7,726	(103)	167

Balances at December 31, 2018	(1,971)	237	670

Other comprehensive income for the year	721	(3,867)	—
Less: tax expense	—	773	—
Amounts reclassified to profit for the year	7,947	3,571	—
Less: tax benefit	—	(714)	—
Net other comprehensive income / (loss) for the year	8,668	(237)	—

Balances at December 31, 2019	6,697	—	670

Non-controlling interests

        As of December 31, 2019 and 2018, MGTS and MTS Bank were the only subsidiaries of the Group, which had material non-controlling interests.

        The summarized financial information of MGTS and MTS Bank is presented as follows:

MGTS	2019	2018	2017
Non-controlling interests opening balance	(3,649)	(4,180)	(4,787)

Profit for the year attributable to non-controlling interests	(806)	(619)	(554)
Dividends to non-controlling interests	1,123	1,165	1,175
Other	4	(15)	(14)

Non-controlling interests closing balance	(3,328)	(3,649)	(4,180)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. SHAREHOLDERS' EQUITY (Continued)

MTS Bank	2019	2018
Non-controlling interests opening balance	(8,698)	—

Profit for the year attributable to non-controlling interests	(51)	(378)
Acquisitions under common control	—	(8,320)
Acquisition of additional ownership interests	8,700	—
Other	(4)	—

Non-controlling interests closing balance	(53)	(8,698)

	December 31,
MGTS	2019	2018
Current assets	16,271	31,842
Non-current assets	52,539	34,227
Current liabilities	(17,224)	(12,015)
Non-current liabilities	(19,641)	(15,304)

	December 31,
MTS Bank	2019	2018
Current assets	100,230	92,037
Non-current assets	52,668	49,866
Current liabilities	(148,288)	(129,344)
Non-current liabilities	(2,303)	(2,964)

	Year ended December 31,
MGTS	2019	2018	2017
Revenue, gross of intercompany	(39,479)	(39,375)	(39,565)
Profit for the year, gross of intercompany	(14,148)	(10,846)	(9,719)

	Year ended December 31,
MTS Bank	2019	2018	2017
Revenue, gross of intercompany	(29,869)	(11,871)	—
Profit for the year, gross of intercompany	(1,318)	(468)	—

Dividends

        As a leading telecommunications group with a home base in developing markets, the primary need of the Group is to maintain sufficient resources and flexibility to meet financial and operational requirements. At the same time, the Group continually seeks ways to create shareholder value through both its commercial and financial strategies, including organic and non organic development as well as the Group's capital management practices.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. SHAREHOLDERS' EQUITY (Continued)

        The Group continues to include dividend payments as part of its commitment to maximizing shareholder value. Decisions on dividends are proposed by the Board of Directors and voted upon thereafter at a General Meeting of Shareholders. In determining the Company's dividend payout, the Board of Directors considers a variety of factors, including:

  •
  Macroeconomic factors and levels of competitiveness in core markets,

  •
  Cash flow from operations,

  •
  The outlook for earnings growth,

  •
  Capital expenditure requirements,

  •
  Potential acquisition opportunities,

  •
  The state of capital markets and

  •
  The Group's liquidity position, and overall debt position.

        For 2019-2021, MTS management commits to a minimum cumulative payout of RUB 28.0 per share per calendar year through semi-annual payments.

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

        The following table summarizes the Group's declared cash dividends for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Dividends declared (including dividends on treasury shares of 9,449, 3,037 and 1,337 respectively)	83,751	51,958	51,958
Dividends, RUB per ADS	83.82	52.00	52.00
Dividends, RUB per share	41.91	26.00	26.00

        As of December 31, 2019 and 2018, dividends payable were RUB 23,079 million and RUB 146.2 million, respectively, and included in the trade and other payables within the consolidated statement of financial position.

32. LIABILITY UNDER PUT OPTION AGREEMENT

        Until August 2019, the Group owned an 80% stake in Aramayo Investments Limited, the 100% indirect owner of MTS Armenia and had a call and put option agreement to acquire the remaining 20% stake. According to the aforementioned option agreement, the price for the remaining 20% stake option was determined by a pre-agreed independent appraiser and the call option could have been exercised by the Group up to December 31, 2018.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. LIABILITY UNDER PUT OPTION AGREEMENT (Continued)

        In December 2018 the Group served a call notice on the minority shareholders of MTS Armenia to purchase the remaining 20% stake in Aramayo Investments Limited (and indirectly in MTS Armenia). The call option was excercised by offsetting the amount of the liability under put option with the due amount of the loan issued to the minority shareholders of MTS Armenia.

        The acquisition of a stake took place in August 2019, bringing the Group's total ownership share to 100%.

        The amount of the liability under the option agreement was RUB 3,629 million as of December 31, 2018 (Note 27).

33. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2019, the Group had executed purchase agreements of approximately RUB 39,055 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Agreement with Apple—In April 2017, the Group entered into an unconditional purchase agreement with Apple Rus LLC ("Purchase agreement") to buy 615 thousand iPhone handsets at list prices at the dates of respective purchases over a period ending June 30, 2019. Pursuant to the agreement the Group is also required to incur certain iPhone advertising and promotion costs. As of December 31, 2019 the Group fully completed total purchase installment outlined by the agreement.

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

        Generally, according to Russian and Ukrainian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the respective tax year. As of December 31, 2019, the tax declarations of MTS PJSC and other subsidiaries in Russia and Ukraine for the preceding three fiscal years were open for further review. Since 2016, MTS PJSC communicates with tax authorities through the Tax Monitoring regime, which enables it to disclose information and documents related to the calculation of its tax liabilities on-line.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

33. COMMITMENTS AND CONTINGENCIES (Continued)

        The Group assessed the following contingent liabilities in respect of additional tax settlements:

	December 31,
	2019	2018
Contingent liabilities for additional taxes other than income tax	986	730
Contingent liabilities for additional income taxes	2,173	2,051

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

        The management believes that as of December 31, 2019, the Group is in compliance with conditions of the aforementioned licenses.

        Antimonopoly proceedings—In August 2018, the Federal Antimonopoly Service of Russia ("FAS Russia") charged MTS and other federal operators with violation of antimonopoly laws in respect to establishing discriminatory terms and conditions for bulk SMS pricing for the banks with state-owned equity interest as compared to the terms and conditions for other banks and later—with establishing unreasonably high bulk SMS prices. In May 2019, FAS Russia considered that MTS had breached the provisions of antimonopoly laws in respect to establishing discriminatory terms and conditions for bulk SMS pricing and charging unreasonably high bulk SMS prices, prescribing MTS to cease its violations. MTS contested the decision and the prescription of FAS Russia in the Moscow Arbitration Court, which upheld the position of FAS Russia in November 2019, following by the Arbitration Court of Appeal in March 2020. It's currently impossible to measure possible implications of the case reliably.

        Potential adverse effects of economic instability and sanctions in Russia—In 2014 political and economic sanctions targeting certain Russian economic sectors were introduced by the EU, US and other countries. Sanctions were subsequently extended and there is significant uncertainty regarding the extent and timing of further sanctions. Furthermore, the Russian Ruble has significantly depreciated against the U.S. Dollar and Euro and Ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% in December, 2014. In 2018, due to Russia's ability to remain stable amid severe external shocks, Russia's sovereign credit ratings were increased from "stable" to "positive". The Central Bank of Russia has gradually decreased its key rate to 6.25% as of December 31, 2019.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

33. COMMITMENTS AND CONTINGENCIES (Continued)

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

        Anti-terror law—On July 1, 2018, a series of anti-terror laws (also known as "Yarovaya-Ozerov bundle of laws") became effective in Russia. In general terms, the laws mandate that operators store and record phone conversations, text messages of subscribers, images, sounds, video and other types of communications by telecommunications operators for defined periods of time. Compliance with the laws require the construction of additional storage, processing and indexing centers. The Group expects the increase in related capital expenditures, which cannot be measured reliably.

        Investigations into former operations in Uzbekistan—In March 2019, the Group reached a resolution with the United States Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") relating to the previously disclosed investigation concerning the Group's former subsidiary in Uzbekistan.

        The Group consented to the entry of an administrative cease-and-desist order (the "Order") by the SEC.

        The United States District Court for the Southern District of New York approved a deferred prosecution agreement ("DPA") entered by the Group and a plea agreement entered into a subsidiary of the Group in Uzbekistan.

        Under the agreements with the DOJ and SEC, the Group agreed to pay a total penalty of USD 850 million (RUR 59.1 billion as of December 31, 2018) to the United States, which was comprised of a criminal fine, criminal forfeiture and civil penalty. The Group provided a provision of USD 850 million (RUB 55.8 billion as of the date of accrual), which was recognized as a part of discontinued operations in the consolidated statements of profit or loss for the year ended December 31, 2018. In March 2019, the Group paid the total penalty of USD 850 million (RUR 55.6 billion as of the payment date).

        Under the DPA and the Order, the Group agreed to appoint and in September 2019 appointed an independent compliance monitor. Pursuant to the DPA and the Order, the monitorship will continue for a period of three years starting from the appointment date, and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and SEC.

        Class action complaint—In March 2019 a proposed class action complaint on behalf of Shayan Salim and all other persons similarly situated has been filed in the United States District Court for the Eastern District of New York against MTS PJSC and certain of its managers. The complaint is alleging certain securities law violations relating to the recently announced resolution of US government investigations related to the Group's former operations in Uzbekistan. The Group is reviewing the allegations and intends to defend its interests. It is currently impossible to measure possible implications and amount of claim reliably.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

34. SUBSEQUENT EVENTS

        Ruble bonds placement—In February 2020, MTS issued exchange-traded bonds totaling RUB 15 billion with a coupon rate of 6.6% and a maturity of seven years.

        Purchase of stake in Zelenaya Tochka—In February 2020 the Group purchased 51% stakes in Achemar Holdings Limited and Clarkia Holdings Limited, owners of the operational companies of «Zelenaya Tochka» Group, fixed-line operator in multiple regions of Russia. The purchase of 51% stake was accounted as investment in joint venture.