Form 20-F
period 2020-12-31
MOBILE TELESYSTEMS PJSC
filed 2021-03-29
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

             1,129,245,695 ordinary shares, par value 0.10 Russian rubles each and 391,398,362 American Depositary Shares as of December 31, 2020

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

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2016	83.59	60.27	67.03	60.66
2017	60.75	55.85	58.35	57.60
2018	69.97	55.67	62.71	69.47
2019	69.47	61.72	64.74	61.91
2020	80.88	60.95	72.15	73.88

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2020	73.36	70.44
August 2020	75.54	72.97
September 2020	79.68	73.58
October 2020	79.33	76.44
November 2020	80.57	75.45
December 2020	76.32	72.93
January 2021	76.25	73.36
February 2021	76.25	73.29
March 2021(1)	76.17	72.96

Source: CBR.

(1)
For the period from March 1, 2021 to March 29, 2021.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for March 29, 2021 was 75.76 rubles per U.S. dollar.

iii

SUMMARY RISK FACTORS

        Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in the below "Risk Factors" section of this annual report. The following summarizes some, but not all, of the risks provided below:

Risks Relating to Business Operations in Emerging Markets

  •
  Emerging markets such as the Russian Federation and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, social, regulatory, tax and political risks which could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.

Risks Relating to Our Business including, among others, the following risks:

  •
  The telecommunications and digital services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease in our revenues.

  •
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

  •
  We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order.

  •
  We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation.

  •
  The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects.

  •
  If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins.

  •
  We may not realize the benefits we expect to receive from our investments in 4G and 5G wireless services and Internet of Things (IoT) technologies, which could have a material adverse effect on our business and results of operations.

  •
  If we are unable to successfully develop and/or deploy 4G and 5G wireless services in the countries in which we operate, or if any operators in those markets obtain a significant technological and/or commercial advantage over us in 4G and 5G wireless services, it may have a material adverse effect on our business and results of operations in the long term.

  •
  Failure to renew our licenses, or receive renewed or new licenses with similar terms to our existing licenses, could have a material adverse effect on our business and results of operations

  •
  Failure to monitor, manage and prevent MTS Bank's operational and technological risks, could have a material adverse effect on our business, financial condition and results of operations.

  •
  Changes to the rules and regulations involving roaming charges in Russia may adversely affect our financial condition and results of operations.

Risks Relating to Our Financial Condition including, among others, the following risks:

  •
  Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the value of our shares and ADSs to suffer.

  •
  Our inability to generate sufficient free cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.

  •
  Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs.

  •
  If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our Countries of Operation including, among others, the following risks:

  •
  Economic instability in the countries where we operate could adversely affect our business.

  •
  Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries.

  •
  A deterioration in relations between Russia and other former Soviet republics, as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.

  •
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

  •
  Russian and foreign legislation on personal data and information security in information systems and communication networks may turn out to be hard to implement and require significant resources. Inability to comply with the requirements may lead to sanctions.

  •
  The Russian taxation system is underdeveloped and any imposition of significant additional tax liabilities could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to Our Shares and ADSs and the Trading Market including, among others, the following risks:

  •
  Government regulations may limit the ability of investors to deposit shares into our ADS facility.

  •
  The market price of our ADSs has been and may continue to be volatile, making it difficult for investors to resell our ADSs at or above the price paid.

  •
  Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.

  •
  ADS holders may be unable to benefit from the United States-Russia income tax treaty.

  •
  Capital gain from the sale of shares and ADSs may be subject to Russian income tax.

  •
  Foreign judgments may not be enforceable against us.

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

        In December 2019, we sold our business in Ukraine, VF Ukraine, the results of the sold business are reported as discontinued operations for all the reported periods presented in the table below. Ukraine was excluded from operating segments presentation as a result of disposal. The results of operations in Ukraine were reported as discontinued operations in accompanying consolidated statement of profit or loss for the years ended December 31, 2019. The consolidated statements of profit or loss for the years ended December 31, 2018, 2017 and 2016 were retrospectively restated to present operations in Ukraine as discontinued operations. See Note 12 to the consolidated financial statements.

        On October 30, 2020, the Group entered into a sale agreement with Sistema to dispose of 100% share in JSC "Nvision Group." Nvision was excluded from "Other" operating segment presentation as a result of this disposal. The results of operations with Nvision were reported as discontinued operations in accompanying consolidated statement of profit or loss for the years ended December 31, 2020. The consolidated statements of profit or loss for the years ended December 31, 2019, 2018, 2017 and 2016 were retrospectively restated to present operations with Nvision as discontinued operations. See Note 12 to the consolidated financial statements.

        The selected financial data presented below as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 was derived from the audited consolidated financial statements of the Company, included in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." The selected financial data presented below as of December 31, 2018, 2017, and 2016 and for the years ended December 31, 2017 and 2016 was derived from the audited consolidated financial statements of the Company restated on effect of

VF Ukraine and NVision Group disposals, which are not included herein. Certain industry and operating data are also provided below.

	Years Ended December 31,
	2020	2019	2018	2017	2016
	Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios
Consolidated statements of profit or loss data:
Services revenue	425,448	406,478	382,387	365,593	359,032
Sales of goods	69,478	64,127	63,851	49,696	48,195

Total operating revenues	494,926	470,605	446,238	415,289	407,227
Operating expenses:
Cost of services	121,943	114,057	104,143	114,854	118,023
Cost of goods	63,482	58,872	58,669	42,889	44,589
Selling, general and administrative expenses	87,983	89,933	82,482	89,661	87,492
Depreciation and amortization	100,234	96,195	95,316	73,905	75,295
Operating share of the profit of associates and joint ventures	(5,048)	(4,583)	(3,799)	(3,210)	(3,115)
Impairment of non-current assets	2,023	(148)	149	3,775	—
Impairment of financial assets	11,912	7,723	3,671	—	—
Other operating expenses / (income)(1)	(496)	(7,021)	(4,637)	1,825	(22)

Operating profit	112,893	115,577	110,244	91,591	84,965

Finance income	(3,437)	(4,352)	(5,579)	(5,254)	(4,731)
Finance costs	42,084	47,366	36,985	26,010	27,082
Non-operating share of the loss of associates and joint ventures	(273)	(3,496)	909	436	1,288
Other non-operating expenses/(income), net(2)	(3,064)	7,821	(425)	89	553

Profit before tax	77,583	68,238	78,354	70,309	60,773

Income tax expense	16,126	15,667	15,345	17,918	14,410

Profit for the period from continuing operations	61,457	52,571	63,009	52,391	46,363

(Profit)/Loss from discontinued operations, net of tax	(616)	(2,528)	55,177	(4,197)	(2,089)

Profit for the period	62,073	55,099	7,832	56,588	48,452

Attributable to:				—	—
Owners of the company	61,412	54,241	6,848	56,040	48,476
Non-controlling interests	661	858	984	548	(24)
Dividends declared(3)	58,948	83,751	51,958	51,958	51,958
Earnings per share, basic, RUB	34.88	30.46	3.65	28.69	24.37
Earnings per share, diluted, RUB	34.86	30.41	3.65	28.66	24.35
Earnings per share from continuing operations, basic, RUB	34.53	29.04	33.10	26.53	23.32
Earnings per share from continuing operations, diluted, RUB	34.51	28.99	33.07	26.51	23.30
Earnings per share from discontinued operations, basic, RUB	0.35	1.42	(29.45)	2.15	1.05
Earnings per share from discontinued operations, diluted, RUB	0.35	1.42	(29.42)	2.15	1.05

	Years Ended December 31,
	2020	2019	2018	2017	2016
	Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios
Annual Dividends declared per share, RUB	20.57	41.91	26.00	26.00	25.99
Semi-annual Dividends declared per share, RUB	8.93	8.68	2.6	10.4	11.99
Special Dividends declared per share, RUB	13.25	—	—	—	—
Number of common shares outstanding	1,726,902,169	1,772,834,153	1,830,742,676	1,912,042,419	1,986,899,529
Weighted average number of common shares outstanding—basic	1,760,467,519	1,780,935,238	1,873,562,676	1,953,778,999	1,989,281,930
Weighted average number of common shares outstanding—diluted	1,761,777,635	1,783,617,103	1,875,720,966	1,955,558,196	1,990,693,983
Consolidated statement of cash flows data:
Cash provided by operating activities	155,507	106,652	154,390	144,640	130,565
Cash used in investing activities	(81,133)	(29,554)	(78,389)	(81,510)	(57,302)
(of which capital expenditures)(4)	(97,838)	(91,736)	(99,568)	(76,431)	(86,149)
Cash used in financing activities	(27,360)	(120,448)	(25,924)	(50,445)	(83,038)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	108,839	63,688	131,938	81,343	27,127
Property, plant and equipment and investment property, net	286,693	268,465	278,620	263,470	272,841
Right-of-use assets	130,503	138,817	149,007	—	—
Total assets	919,203	823,910	915,993	551,070	544,470
Total debt (long-term and short-term)(5)	429,268	343,319	368,135	291,713	273,274
Total shareholders' equity	32,690	36,394	77,565	124,205	143,948
Common stock less treasury stock	(74,790)	(59,548)	(44,608)	(22,444)	(548)
Financial ratios (end of period):
Total debt/total capitalization(6)	92.9%	90.4%	82.5%	70.1%	65.4%
Mobile industry and operating data:(7)
Mobile penetration in Russia (end of period)	172%	178%	174%	174%	179%
Mobile subscribers in Russia (end of period, thousands)(8)	78,467	79,072	78,011	78,291	80,032
Overall market share in Russia (end of period)	31%	30%	31%	31%	31%

(1)
"Other operating expenses/(income)" consist mainly of allowance for doubtful accounts, gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

(2)
"Other non-operating expenses/(income), net" consist mainly of net forex exchange (gains)/losses and net (gains)/losses arising on financial instruments.

(3)
Dividends declared in each of the years ended December 31, 2020, 2019, 2018, 2017, 2016 consisted of dividends in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2019, 2018, 2017, 2016, respectively), semiannual dividends in respect of the current fiscal year (RUB 17,842 million, RUB 17,345 million, RUB 5,196 million, RUB 20,783 million and RUB 23,961 million, respectively) and special dividends related to sale of Ukraine business in 2019 (RUB 26,478 million). Amounts include dividends on treasury shares RUB 6,935 million, RUB 9,449 million, RUB 3,037 million, RUB 1,337 million and RUB 220 million, in respect of the years ended December 31, 2020. 2019, 2018, 2017 and 2016 and, respectively.

(4)
Capital expenditures are the amounts of property, plant and equipment and intangible assets acquired during respective year.

(5)
Includes notes, payable bank loans and other debt.

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

        For example, in September 2020, martial law was declared in Armenia due to escalation of the conflict in Nagorno-Karabakh. Continued tensions or further escalation of the conflict could have a negative effect on the Armenian economy as well as our business, financial position and results of operations.

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

Risks Relating to Our Business

The telecommunications and digital services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease in our revenues.

        The telecommunications industry as well as digital services sector are subject to rapid and significant changes in technology and are characterized by the continuous introduction of new products and services. The mobile telecommunications and digital services industries in Russia are also experiencing significant technological change, as evidenced by the constant technological evolution of standards for radio telecommunications, such as Wi-Fi, Enhanced Data Rates for Global Evolution ("EDGE"), Universal Mobile Telecommunications System ("UMTS"), and Long Term Evolution ("LTE"), 5G, as well as ongoing improvements in the capacity and quality of communications, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face and it is possible that existing, proposed or as yet undeveloped technologies will become dominant in the future and render the technologies we use less profitable or even obsolete. New products and services that are more commercially effective than our products and services may also be developed. Furthermore, we may not be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology.

We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

        The telecommunication services markets (including the largest for MTS mobile communications market) and digital services markets where we operate, are highly competitive, particularly in Russia.

        Competition is generally based on price, product functionality, range of service offerings and customer service.

        Generally, increased levels of competition, including potential entry of new companies particularly new mobile operators, government-backed operators, mobile virtual network operators, operators of satellite TV and alternative fixed line operators in the markets where we operate, as well as the strengthening of existing companies, increased use of Internet protocol telephony and other services, provided via the internet, may adversely affect our ability to keep the level of revenue which we receive from our operations on the telecom and other digital markets. This in turn could result in reduced operating margins and a loss of market share, as well as necessitating different pricing, service or marketing policies, which may have a material adverse effect on our business, financial condition and results of our operations.

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

        In November 2019, the Board of Directors of Rostelecom approved a transaction to consolidate 100% of LLC "T2 RTK Holding", which may result in increasing competition.

        See also "—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins" below.

Competition in the foreign markets of our operation

        In Belarus, our associate, MTS Belarus, while maintaining its leadership in the market in 2020, faces increasing competition and aggressive pricing from the main competitors—Best CJSC, a subsidiary of System Capital Management and Turkcell Iletisim Hizmetleri A.S. ("Turkcell"), which operates in Belarus under the "life:)" brand and A1 (a subsidiary of A1 Telekom Austria Group) which actively promotes convergent services. Additionally, in 2011, the government of the Republic of Belarus announced its intention to hold a public tender to privatize a 51% stake in MTS Belarus with an opening price of approximately USD 1 billion. The public tender was scheduled to be held on December 23, 2011 but was cancelled due to a lack of bidders. The latest attempt to find an investor for the 51% stake in MTS Belarus took place in February 2014. However, it was unsuccessful for the same reason. A date for the next tender has not yet been specified. The terms of the share disposal have not yet been determined, although it may be conducted either through a public tender or by entering into a direct contract with a prospective purchaser. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus.

        We also face competition in Armenia. In October 2020, Veon telecommunications holding (Beeline trademark) reached an agreement to sell its business in Armenia to the local telecommunications company Team LLC. These changes could potentially lead to increased competition on the Armenian market and have negative effect on our business, financial situation and results of our activities in Armenia.

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

        As disclosed in our public filings, in March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan. See also Note 35 to our audited consolidated financial statements. In February 2019, the Group reached a resolution with the SEC and the United States Department of Justice ("DOJ") relating to the previously disclosed investigation of our former subsidiary in Uzbekistan.

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

        We are subject to the DPA with the DOJ and the SEC Order. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan" and Note 35 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In conjunction with the DPA and pursuant to the SEC Order, we are required to retain, at our own expense, an independent compliance monitor. Pursuant to the DPA and the SEC Order, the monitorship will continue for a period of three years from the date of appointment and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and the SEC. The monitor assesses and monitors our compliance with the terms of the DPA and the SEC Order as well as reviews and evaluates the effectiveness of our policies, procedures, practices, internal accounting controls, record keeping and financial reporting as they relate to our current and ongoing compliance with the anti-bribery, books and records and internal accounting controls provisions of the FCPA and other applicable anti-corruption laws, and makes recommendations reasonably designed to improve the effectiveness of our internal accounting controls and FCPA corporate compliance. See also "—We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the "FCPA"), and we may be subject to the UK Bribery Act. Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations."

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

        We may also face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC, and other authorities. None of the DPA and the SEC Order prevents these or any other authorities from carrying out certain additional investigations with respect to the facts not covered in the agreements or in other jurisdictions, or prevents authorities in other jurisdictions from carrying out investigations related or unrelated to the matters which being investigated. Additionally, on March 19, 2019, a proposed class action complaint, captioned Salim v. Mobile TeleSystems PJSC et al., case number 1:19-cv-01589, was filed in the United States District Court for the Eastern District of New York against us and certain of our managers. The complaint was filed by an individual securities holder on behalf of himself and all similarly situated securities holders alleging violations of Sections 10(b) and 20(a) and Rule 10b-5 of the Exchange Act with respect to certain public disclosures made by us regarding our former business in Uzbekistan and investigations carried out by the SEC and DOJ related thereto. The complaint further alleged that such disclosure omissions led to a decline in the market value of our securities resulting in losses and damages to the plaintiff and other securities holders. The plaintiff was seeking damages in an unspecified amount, prejudgment and post-judgment interest and attorneys' fees, expert fees and other costs and other and further relief. On March 1, 2021 the United States District Court of Eastern District of New York granted MTS's motion to dismiss with prejudice and dismissed the complaint in full.

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

The outbreak of COVID -19 may have a material adverse effect on our business, financial condition, results of operations and prospects

        A novel strain of the coronavirus, COVID-19, was discovered in Wuhan, China in December 2019 and on 11 March 2020, was declared by the World Health Organization to be a global pandemic. It has adversely affected and continues to affect the economies and financial markets of many countries, including Russia and CIS and has resulted in a series of measures implemented by governments around the world aimed at mitigating the further spread of the virus. These measures include restrictions on travel, closure of national borders, imposition of quarantines, introduction of import restrictions, prolonged closures of workplaces and curfews or other social distancing measures. Since September 2020, Russia and many other countries across the world have been facing the second wave of the COVID-19 pandemic, as evidenced by a significant rise in the numbers of COVID-19 cases and deaths. There is still significant uncertainty regarding the impacts and duration of the COVID-19 pandemic. If the spread of COVID-19 persists for a significant period of time or the infection rates stagnate or increase, this could lead to renewed nationwide lockdowns, which could have a material negative impact on the global and Russian economies.

        The COVID-19 outbreak has so far had a limited impact on the Group. However, due to the uncertainty of the duration and impact of the COVID-19 pandemic, we are continually evaluating variety of scenarios with the financial impacts across the Group. We have also carried out risk assessments for each of our business units, considering potential strategic, operational and regulatory related impacts. We have incorporated COVID-19 commentary below, which gives an overview of the related uncertainties and potential impacts on the Group.

Clients and counterparties

        Global economic downturn caused by the novel coronavirus pandemic could affect customer spending habits, which could lead to a decreased demand on our products and services, as well as affect financial condition of our counterparties and their ability to fulfill their obligations. In addition, travel restrictions imposed by a number of countries and voluntarily travel limitation may lead to a decrease in roaming services provided and our roaming revenue from our subscribers. See also "—We may be adversely affected by the current economic environment."

Development of Our Network Infrastructure

        The lack or limited access to residential buildings, for example, due to COVID-19 impact, may affect these projects on construction and modernization of fixed-line network. For more information, see "—We may be required to make significant investments beyond those that are currently planned to preserve our competitive advantage in response to the rapid evolution of fixed network technology."

Financial Stability of Our Subsidiaries, including MTS Bank

        Uncertainty on the international financial market amid COVID-19 pandemic may have material adverse effect on the financial condition of MTS Bank and its customers, in particular, it may result in an increase of non-performing loans and loan provision charges, loan losses and write-offs, an increase in exchange rate risk and losses and etc. For more information, see "—MTS Bank's business entails regulatory and operational risks."

Personnel

        If the COVID-19 pandemic adversely affects our businesses and liquidity in the future, we may fail to retain employees and attract suitable talents to the company. The productivity of our employees may be negatively impacted due to isolated remote working from home. See also "—Our competitive position and future prospects depend on our senior managers and other key personnel and our inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations."

        Moreover, due to stricter safety standards, our cost of compliance with COVID-19 related safety requirements may increase.

IT Technology and Cyber Security

        Despite the fast development of the pandemic and the extremely rapid transfer of our personnel to distant work, we managed to fully maintain operation of our information security units and ensure continuous monitoring of compliance with local regulations on information security. However, no assurance can be given that these measure will be sufficient in the future and no new challenges will emerge. If we are required to develop any additional measures to protect the company and its business processes, it may result in the significant increase in operating costs. See also "—Breach of information confidentiality, integrity and availability may lead to interruption of business critical processes, a loss of market share, and claims from subscribers, regulators, and partners, which could materially adversely affect our reputation, business, financial condition, results of operations and prospects."

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

        Our continued growth depends, in part, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Our acquisitions may occur in countries and regions that represent new operating environments for us. We therefore may have less control over their activities. We may also face uncertainties with respect to the operational and financial needs of those businesses and may, in the course of our acquisitions, incur additional debt to finance the acquisitions and/or take on substantial existing debt of the acquired companies. In addition, it is possible that our activities in the countries of our current presence and counties into which we may expand may be associated with greater political, economic, social and legal risks.

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

        We have expanded our business through a number of acquisitions. We will continue to evaluate opportunities to acquire, invest in or merge with other existing operators or license holders, as well as other complementary businesses. In 2017-2020, our acquisitions focused on various segments, including communication and software development companies, providers of cloud services, as well as management investment and other non-telecom companies.

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

        As of December 31, 2017, we held a 26.61% stake in MTS Bank. In 2018, we acquired a 28.63% stake in MTS Bank from Sistema for RUB 8.27 billion, thus increasing our effective ownership in MTS Bank to 55.4%. In February 2019, we acquired a 39.48% stake in MTS Bank for RUB 11.4 billion, as a result of which our effective ownership in MTS Bank reached 94.97%. In December 2019, we increased our stake in MTS Bank up to 99.9% by acquiring it from Sistema. The increase of our share in MTS Bank is in line with our strategy to diversify the business, achieve synergies and develop innovative financial services.

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

        In 2019-2020, we also acquired certain companies such as United Russian Studios JSC, JUST AI Limited, Zelenaya Tochka Group and others. See "Item 4—Information on Our Company—A. History and Development" for further information.

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

        Our ability to increase our subscriber base depends upon the success of our network expansion (including fixed-line networks).

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

We may not realize the benefits we expect to receive from our investments in 4G and 5G wireless services and Internet of Things (IoT) technologies, which could have a material adverse effect on our business and results of operations.

        In July 2012, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MegaFon, VimpelCom, Rostelecom (under Tele2 brand) and us a license to provide 4G services in the Russian Federation.

        In December 2017, the State Commission for Radio Frequencies issued a decision allowing the use of frequency bands previously allocated for LTE mobile communications for NB-IoT technology. In the second half of 2018 and March 2020, the State Commission for Radio Frequencies awarded additional frequencies and determined the procedure for the use of radio electronic means, operating in the range of 800 MHz under LPWAN group of standards (Low-power Wide-area Network) relating to IoT technology. In March 2020, the State Commission for Radio Frequencies allowed indefinite range of persons and entities to use the 24.25-24.65 GHz frequency band under the 5G standard for radio electronic means. This decision allows the construction of local communication networks under the 5G/IMT-2020 standard, which could lead to increased competition in our certain business areas. In July 2020, we received the first license to provide 5G-based services in this frequency band. In November 2020, the State Commission for Radio frequencies clarified the terms regarding mandatory use of Russian-produced equipment in the 24.25-24.65 GHz frequency band, which may affect the possibility of using these frequencies.

        The 4G wireless services provide faster, higher quality data transfer and/or streaming capabilities, as compared to 2G and 3G, and 5G wireless services pose a similar advantage over 4G. Historically, mobile operators that are developing 4G networks experienced various difficulties and challenges, including a limited supply of compatible handsets, limited international roaming capabilities, as well as various software and network related problems. We may experience similar problems or encounter new difficulties when developing our 4G and 5G networks (including NB-IoT) and may be unable to fully resolve them. For example, we cannot be certain that:

  •
  we will be able to build-out our 4G (including NB-IoT) and 5G networks in a timely manner or within the time frame stipulated by the license terms;

  •
  our 4G (including NB-IoT) and 5G networks will deliver the quality and level of service that our customers demand or expect;

  •
  we will be able to provide all contemplated 4G services (including NB-IoT) and 5G at reasonable prices and within a reasonable timeframe;

  •
  manufacturers and content providers will develop and offer new marketable products and services for our 4G and 5G networks (including NB-IoT) on a timely basis;

  •
  demand for our 4G services (including NB-IoT) will not be lower than expected;

  •
  our 4G and 5G networks will be commercially viable in all of the locations we are required to operate pursuant to our licenses;

  •
  our competitors will not offer similar services at lower prices; and

  •
  changes in governmental policies, rules, regulations or practices will not affect our network rollout or our business operations.

        See also "—If we cannot successfully develop our network or integrate the acquired companies, we will be unable to expand our subscriber base and maintain our profitability."

        In addition, Russian military and other authorities also use frequencies in the 4G and 5G spectrum, which may limit the availability of 4G and 5G frequencies for commercial use in certain areas. During the construction of our networks, there is also a risk that the frequencies assigned to us for commercial use may overlap with those used by the Russian military and other authorities. For example, conflicts over the availability of frequency reserved for military use in Moscow caused delay in the commercial launch of 3G services by all 3G license-holders in Moscow, despite the fact that some of these frequencies were cleared for commercial use in 2009. If a similar conflict were to occur, it could cause problems or delays in the development and operation of our 3G and 4G networks in Russia.

        Potential competition from other 4Gand LPWAN providers, together with any problems relating to the rollout of our 4G and 5G networks and provision of 4G and 5G services in the future, could materially adversely affect our business, financial condition and results of operations.

        In December 2013, July 2014 and in July 2017, the State Commission for Radio Frequencies introduced several modifications to the conditions of using the frequency band for mobile radio communication networks. These changes resulted in the implementation of the principle of technological neutrality for frequency bands 900 MHz (UMTS and LTE), 1800 MHz (LTE) and 2100 MHz (LTE), and included the imposition of certain additional obligations on network operators. Pursuant to these modifications, in case of using frequencies on the terms of technological neutrality principle, we are, inter alia, obliged to provide network coverage to settlements with lower subscriber numbers, where the commercial rationale for doing so may otherwise be limited. Such changes lead to additional costs for the construction of our 3G and 4G wireless networks and may therefore adversely affect our business, financial condition and results of operations. Moreover, the rules on the Russian-produced telecommunication equipment usage, which require to operate only equipment included in the Unified Register of the Russian Radio-Electronic Products, could affect implementation of the Internet of things (IoT) technology and 5G networks deployment.

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

        In 2019, Rosletelcom PJSC received a LTE frequency in the 2.3-2.4 GHz band outside of the auction process. In July 2020, the State Commission for Radio Frequencies allowed Rostelecom PJSC to share this frequency band with T2 Mobile LLC (Tele2), which gave an advantage to these operators. However, in December 2020, the State Commission for Radio Frequencies changed its decision relating to permission for the commercial use of this range. These developments reflect ongoing discussions on allocation frequencies in order to construct 5G network in Russia, deployment of which has been actively negotiated by operators and regulators since 2017. The greater part of frequency spectrum suitable for 5G network in Russia, is partially or fully occupied by other users (for example, satellite communication companies use the most suitable frequencies for 5G in 3.5 GHz band), including state-owned companies. Significant expenses and time may be required to clear frequencies, however the frequency conversion mechanism has not been fully defined yet and if it will be realized, there is no assurance that sufficient frequencies optimal for 5G deployment will be cleared in low-band spectrum ("sub-6").

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

        We are able to maintain our operations only to the extent that our network infrastructure, information systems and data processed therein is protected from unlawful actions, including hacker and targeted attacks, technical malfunctions, power failures and natural disasters. Any failure, accident or network or information systems security breach, that causes interruptions in our operations could impair our ability to provide services to our customers or may influence other business processes, any of which could materially adversely affect our reputation, business and results of operations.

        In addition, to the extent that any disruption or network or elements of information systems security breach results in a loss of or damage to customers' personal data, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these business-interruptions or elements of information systems security breaches.

        While we maintain backup systems for our telecommunications and infrastructure equipment, network and data management, operations and maintenance systems, these systems may not ensure recovery in the event of a network or information systems failures. In particular, in the event of extensive software and/or hardware failures, significant disruptions to our systems could occur, leading to our inability to provide services in full. The quality of our services in roaming (including roaming between networks) also depends, inter alia, on the network quality of our roaming partners, which is out of our control. Disruptions in our provision of services could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

        Our computer and communications hardware is protected through technical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, physical or software break-ins, viruses and similar events. Although our computer and communications hardware is insured against fire, storm and flood, we do not have business interruption insurance to protect us in the event of a catastrophe, even though such an event could have a material adverse effect on our business.

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

        Moreover, applicable licensing requirements are subject to constant changes. For example, the Russian government enacted Decree No. 2385 dated December 30, 2020, which came into force starting from January 1, 2021 and which revised the regulation on licensing activities in communication services sector including mandatory licensing requirements and grounds for license termination.

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

        Fees are directly calculated according to the "Methodology of calculation of a single fee and annual fee for the use of the radio spectrum of the Russian Federation" approved by the order of the Ministry of Communications dated June 30, 2011 No. 164. The rates and coefficients of the aforementioned Methodology are subject to revision at least once every two years. For example, in December 2017 the State Duma approved the Law on federal budget for 2018 and the planned period of 2019 and 2020, which resulted in the increase in rent payments for the radio spectrum usage both in the third quarter of 2018 and in the fourth quarter of 2018. In 2019 the rates turned back to the level of the beginning of 2018. In July 2019, the Ministry of Communications developed and circulated for discussion a draft order "On Amendments to the Methodology for establishing of single fee and annual fee for the use of radio frequency spectrum in the Russian Federation". The order provides for, inter alia, imposition of payment for radio frequency spectrum usage for 5G technology. Currently, key coefficients, which define the payment amount for using 5G technology, have not been approved. Any increase in payments for the radio spectrum will likely increase our costs and may adversely affect our results of operations.

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

        Uncertainty in the international financial markets, further tightening in credit conditions and contraction of the global economy and markets in which MTS Bank operates (including the impact of COVID-19 outbreak), has adversely impacted, and could adversely impact, should the market conditions continue to worsen, MTS Bank's business and operating results due to:

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

        MTS Bank is exposed to technological risks as banking business requires the development of sufficient communication channels and software, the creation of large automated systems and considerable computer capacity located throughout the Russian Federation. MTS Bank invests considerable time and money in order to upgrade its technologies in a timely manner, centralize its information systems, create appropriate reserves and duplicate capacities, develop internal audit functions and control the operation of its hardware and software, however MTS Bank's IT systems are significantly less developed in certain respects than those of banks in more developed countries. The lack of immediately available consolidated financial and operating data may hinder the ability of MTS Bank's management to make decisions, to react promptly to changes in market conditions and to detect fraud and non-compliance with internal procedures. In addition, insufficient integration of the IT system increases MTS Bank's operational risks and the costs of further business development.

        MTS Bank's ability to operate its business depends on its ability to protect the computer systems and databases which MTS Bank operates and uses from the intrusion of third parties who may attempt to gain access to MTS Bank's computer systems, networks or databases through the Internet or otherwise. In addition, MTS Bank is exposed to risk of fraud by employees or outsiders, mismanagement, unauthorized transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Given MTS Bank's high volume of transactions, errors may be repeated or compounded before they are discovered or rectified. In addition, a number of transactions at MTS Bank are processed manually, which may further increase the risk that human error or employee tampering or manipulation will result in losses that are difficult to detect. There can be no assurance that MTS Bank will be able at all times to successfully monitor, prevent and manage its operational and technological risks in the future. Any failure to do so could materially adversely affect our business, financial condition and results of operations.

MTS is a part of the Sistema group and may potentially enter into agreements with other members of the group (i.e. related parties transactions) on terms, which are different from those that would be obtainable on an arm's length basis.

        We have purchased interests in the following companies from Sistema: United Russian Film Studios JSC and MTS Bank. We are entering into agreements with other companies within the Sistema group for supply of switching and subscriber network equipment, power supply devices, medical services, license agreements, agreements on providing access to the infrastructure for installation of communication equipment, leasing of non-residential real-estate, rent of cloud services and other services. According to the applicable Russian legislation and notwithstanding MTS' effective control procedures in respect of related parties transactions, such as verification whether such transactions comply with the terms on a market, including mandatory procedures with respect to consideration of related parties transactions with the companies within the Sistema group by the Audit Committee, a number of transactions with the companies within the Sistema group may potentially be concluded on terms, which are different from those that would be obtainable on an arm's length basis.

        See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions" and Note 32 to our audited consolidated financial statements.

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

        Moreover, competition in Russia and in the other countries where we operate for personnel with relevant expertise is intense due to the relatively small number of qualified individuals. The loss of any our senior management team members or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations. We structure our compensation packages in a manner consistent with the evolving standards of the labor markets in these countries. We are not insured against the detrimental effects to our business resulting from the loss, dismissal, or unavailability of our key personnel, resulting from a number of reasons, including but not limited to COVID-19 outbreak (for more information see "—The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects "). In addition, it is not common practice in Russia and the other countries where we operate to purchase key-man insurance policies, and we do not carry such policies for our senior management and other key personnel.

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

        In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior the FAS approval. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If the FAS were to conclude that our acquisition or formation of a new company was done in contravention of applicable legislation, or find prescriptions of the FAS, issued as part of the transaction approval, not fulfilled, it could impose administrative sanctions and require the divestiture of such company or other assets, which could have a material adverse effect on our business, financial condition and results of operations.

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

        According to the Code of Administrative Offences of the Russian Federation, a company may be subject to either fixed penalty fine up to RUB 1 million or fine based on total turnover in the market where the violation is conducted, depending on the nature of violation of antimonopoly legislation. The level of fine ranges from 3% to 15% of revenue in the market where the violation is conducted for cartel agreements, from 1% to 15% of revenue for abuse of dominant position, from 1% to 5% of revenue for other anticompetitive agreements and from 1% to 3% of revenue for coordinated actions. Moreover, if the FAS finds actions of a company insufficient to rectify past violations of antimonopoly laws, it could file a claim for liquidation of this company or its reorganization in the form of division or separation.

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

        In September 2018, the Board of sectoral ministries of communications of the Russian Federation and the Republic of Belarus approved a Roadmap aimed at reducing roaming charges between two countries. In December 2018, the Russian party drafted a new project of the Roadmap aimed at cancellation of international roaming in the territory of the Union State in 2019. Later, as a result of negotiations between Russia and Belarus a new project of Roadmap, which assumes cancellation of roaming charges in the territory of the Union State in 2020, was developed. In December 2019, a new version of Roadmap was approved, according to which, cancellation of roaming charges in the territory of the Union State will take place in September 2020. In order to implement the Roadmap, we significantly reduced roaming charges in November 2020. This affected our revenues from roaming charges in Belarus.

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

        A draft law that provides obligatory registration of a user terminal on an International Mobile Equipment Identity ("IMEI") numbers database was rejected.

        If similar initiatives are proposed in the future, we may be required to develop a system to monitor IMEI numbers and may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

        However, the Federal Law No. 533 dated December 30, 2020, which will come into force starting from June 1, 2021, introduced amendments to the Law "On Communications", including the IMEI concept. According to the law, the subscriber has a right to add information on his number and/or the IMEI in the Integrated Identification and Authentication System (IIAS). If the subscriber lost his device, he may report this to the operator through the IIAS. Subject to the confirmation of an IMEI number, the operator should stop providing services for such device.

        Currently, there are no requirements for an IMEI number, including its uniqueness, criteria and a verification process. In addition, the procedure of entering the identifier in the IIAS and binding it with a subscriber number as well as verification of the identifier uniqueness by an operator or an authorized body is still unclear. There is a risk that these gaps in regulation would not be eliminated by the effective date of the amendments.

        It is currently unclear how these amendments might affect our activities, but this could have a material adverse effect on our business, financial condition and results of operations.

The accession of Russia to the World Trade Organization (the "WTO") may lead to legislative and business changes.

        On August 22, 2012, the Russian Federation became a member of the WTO. This may lead to potentially significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, telecommunications laws, changes in the taxation system and customs regulations in Russia. In addition, the implementation of the WTO rules may lead to increased competition in the markets where we operate. During the period of 2012 to 2020, Russia adopted certain changes to its legislation related to the accession to the WTO, for example, regarding intellectual property laws, tax legislation; however, it is still unclear if, and when, all necessary legislative changes related to the WTO accession will take place. If further new legislation is implemented in Russia as a result of its accession to the WTO, this could have a material adverse effect on our financial condition and results of operations.

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

        The company completed its project on connection of its subscribers to broadband optical networks employing the Gigabit-capable Passive Optical Network ("GPON") technology in Moscow, however, the network development still continues in Moscow and Moscow region. In addition, transition to a single converged network and BRAS (Broadband Remote Access Server) expansion are being performed. See "Item 4—Information on Our Company—A. History and Development—Capital Expenditure" for further information. The lack or limited access to residential buildings, for example, due to COVID-19 impact, may affect these projects on construction and modernization of fixed-line network. For more information see "—The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects."

        We attract contractors for the construction and upgrade of our network. Due to the currently unfavorable market conditions, some of our contractors may face a lack of own current assets and/or external finance sources, as well as other reasons, which may lead to the contractor's inability to fulfill contract obligations or, in some cases, lead to bankruptcy. This may negatively affect the terms of our projects' implementation and lead to higher costs. If we are not able to expand and upgrade our network infrastructure in a timely manner and offer new services, or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

Breach of information confidentiality, integrity and availability may lead to interruption of business critical processes, a loss of market share and claims from subscribers, regulators, and partners which could materially adversely affect our reputation, business, financial condition, results of operations and prospects.

        We ensure the security of restricted information processing in corporate information systems, including when working remotely (for example, distant work period). However, unauthorized actions of our employees and partners that violate information security policy, as well as illegal actions of third parties may lead to breach of information confidentiality, integrity and availability, including subscriber data leakage, and, as a result, to interruption of business-critical processes, a loss of market share, claims from subscribers, regulators, and partners what could materially adversely affect our reputation, business, financial condition, results of operations and prospects.

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

        As a result of the macroeconomic challenges, resulting from a number of reasons, including but not limited to, COVID-19 outbreak, credit market crisis (including uncertainties with respect to financial institutions and the global capital markets), decreased prices for major export commodities (including oil and metals) and other factors currently affecting many of the markets in which we operate, our clients' disposable incomes and our vendors' cash flows may be adversely impacted. See also "—Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs".

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

        During the period from 2016 and 2017 the cost of funding was decreasing, as the Central Bank of Russia periodically cut the key rate. However, in 2018, the rate cut cycle ended taking into account the dynamics of inflation and inflation expectations, as well as risks posed by external conditions and the reaction of financial markets. In September 2018 (for the first time since 2014), the Board of Directors of the Central Bank of Russia decided to raise the key rate by 0.25 p.p. (up to 7.5%). In December

2018, the key rate was further raised up to 7.75%. In June 2019 the Central Bank of Russia has decided to decrease the key rate by 0.25 p.p. (down to 7.5%), and taking into account decrease of inflation rate key rate decrease continued and in July 2020 reached 4.25%. In March 2021 the key rate grew up to 4.5%. Should the key rate grow in the future, this may negatively affect the cost of funding. A continuation or repetition of the downturn in the global financial markets as well as a toughening or extension of international sanctions against Russia and the resulting volatility of the trading price of our shares and ADSs may negatively impact our ability to obtain financing on commercially reasonable terms, either domestically or overseas, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        The ruble remained under pressure in 2018, against the backdrop of geopolitical tensions as well as investors outflow from the emerging markets. As of December 31, 2018, ruble amounted to 69.47 per one U.S. dollar. As of December 31, 2019, ruble amounted to 61.91 per one U.S. dollar. The ruble suffered steep drop in the beginning of 2020 from 61.91 rubles per U.S. dollar as at January 1, 2020 to 80.88 rubles per U.S. dollar as at March 24, 2020 as a result of the COVID-19 outbreak and drop in oil prices with Brent Crude oil price reaching a low of $22.76 per barrel on March 30, 2020. As of December 31, 2020, the ruble exchange rate was RUB 73.88 per 1 US dollar. See also "—Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries."

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

        On July 1, 2016, Belarus redenominated its currency on a scale of 10,000:1. As of December 31, 2018 and December 31, 2019, the official exchange rate published by the National Bank of the Republic of Belarus amounted to 2.16 and 2.10 Belarusian rubles per one U.S. dollar, respectively. The possible devaluation of the Belarusian ruble in the future may adversely affect our revenues from this market. As of December 31, 2020, the official exchange rate was 2.58 Belarusian rubles per 1 U.S. dollar.

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

        We have to make significant capital expenditure, particularly in connection with the development, construction and maintenance of, and the purchasing of necessary software for, our mobile and fixed-line networks. For information about our capital expenditures, see "Item 4—Information on Our Company—A. History and Development—Capital Expenditure." Further, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditure.

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

        During the period from 2014 to 2020, the United States and the European Union announced sanctions applying to a number of Russian and Ukrainian individuals and associated institutions. The sanctions may be extended and our ability to gain external funding may be affected. See also "—Political and Social Risks—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs."

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

        In 2014, the Bank of Russia implemented an inflation targeting program. As a result of this, inflation in Russia reached 4.3% in 2018, 3.0% in 2019 and 4.9% in 2020. The Bank of Russia plans to maintain inflation at the 4% target level in the long-term. To achieve this target, the Bank of Russia will more likely change main parameters of monetary policy. However, despite its plans to maintain inflation at the target level, there are risks of inflation increase due to the following factors:

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

        In addition, a further decline in global oil prices coupled with capital outflow from growing markets and depreciation of national currencies might cause a rise in inflation. High inflation levels may lead, inter alia, to market instability, reductions in consumer purchasing power and an erosion of consumer confidence as well as increased marketing expenditure that could, in turn, affect our operating margins and profitability.

        At the end of 2018 and 2019, inflation in Belarus amounted to 5.6% and 4.7%, respectively. For the year ended 31 December 2020, the annual rise of consumer prices published by the National Bank of the Republic of Belarus amounted to 7.4%.

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

        Under the terms of our outstanding notes, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus interest accrued prior to the redemption date. A change in control will be deemed to have occurred in any of the following circumstances:

  •
  with respect to the notes due 2023, any person acquires beneficial or legal ownership of, or control over, more than 50% of our issued shares, ownership of or control over more than 50% of the voting interests in our share capital or obtains the power to elect not less than half of our directors, provided that the following transactions would not be deemed to result in a change of control:

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

        In 2017, the GDP growth amounted to 1.8%, according to the Federal State Statistics Service. The Federal State Statistics Service estimated that the Russian economy grew by 2.5% in 2018 and by 1.3% in 2019. However, the Russian GDP decreased by 3.1% in 2020 due to COVID-19 outbreak as well as a drop in global demand for energy resources.

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

        In recent years, there has been a rapid increase in lending by Russian banks, which has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks (including the banks with which we conduct banking transactions) to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the CBR has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently, a number of banks and credit institutions have lost their licenses due to the deficiency of capital and failure to meet the CBR requirements. In 2014-2018, for instance, the CBR revoked the licenses of a number of Russian banks for reasons associated with implementing high-risk lending policies, loss of liquidity and non-compliance with anti-money laundering legislation. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability. In addition, the Russian banking sector may experience instability and weaker financial results due to the ongoing volatility in the global financial and commodity markets, as well as any decline in the Russian economy as a result of COVID-19 outbreak and the decline in oil prices.

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

        The economies of the countries where we operate are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and the other countries where we operate, and businesses in these countries could consequently face severe liquidity constraints. Additionally, as Russia produces and exports large amounts of oil and gas, the Russian economy is especially vulnerable to the price of oil and gas on the world market and a decline in the price of oil and gas could negatively impact its economy. See also "—Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs". In addition, recent military conflicts and international terrorist activity have significantly impacted the oil and gas prices globally, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or anti-dumping measures by the United States, the European Union or other principal export markets.

        Although our results have not been materially affected by the pandemic to date, there can be no assurance that our business could be materially affected. For more information see "—The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects ."

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

        The political and economic situation in Russia has been negatively affected by the global financial crisis, the economic sanctions imposed by the United States and the European Union, the ongoing volatile economic conditions as well as the continuing impact of COVID-19 pandemic. Other countries where we operate may pose similar challenges. Current and possible future political changes in Russia and other countries where we operate, major policy shifts or a lack of consensus between the various branches of power and powerful economic groups could disrupt or reverse economic and regulatory reforms. This could, in turn, lead to further political instability or conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations, prospects and the value of our shares and ADSs. For example, after the presidential elections, which took place on August 9, 2020, protests began in Belarus. Further destabilization of the political and social situation can negatively affect our business, financial position and operations. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

        On July 4, 2020, the Law of the Russian Federation on Amendment to the Constitution of the Russian Federation came into force which implemented a number of constitutional reforms aimed at altering the balance of power between the legislative, executive and judicial branches and introducing certain other changes to the Constitution of the Russian Federation. This Law, among other things, prioritizes the Constitution of the Russian Federation over international treaties and the decisions of international bodies, strengthens the Russian State Council as an advisory board to the Russian President and grants the Russian Federal Council with authority to terminate the powers of the judges of the Constitutional Court of Russia upon the recommendation of the Russian President. These amendments to the Constitution may have a significant impact on the Russian political landscape and regulatory environment and lead to other changes that are currently difficult to predict.

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

        On December 1, 2014, the joint enterprise, named UMS, launched sales of SIM cards through its proprietary network of 20 stores and through another 230 independent locations throughout Uzbekistan and started provision of 2G/3G telecommunications services on the entire territory of Uzbekistan. On August 5, 2016, we sold our 50.01% stake in UMS to the State Unitary Enterprise Centre of Radio Communication Radio Broadcasting and Television of the Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan. The loss on disposal of investment in Uzbekistan was recorded in the financial report for the third quarter of 2016.

        See also "—Political and Social Risks—A deterioration in relations between Russia and other former Soviet republics as well as other politically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs".

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

        In July 2018, we filed a Request for Arbitration against the Sovereign State of Turkmenistan with the ICSID in order to protect its legal rights and investments in Turkmenistan. The Tribunal for these proceedings was constituted on December 18, 2018 and the Company subsequently filed its Memorial (statement of claim) with ICSID on March 29, 2019. See also Note 11 to our audited consolidated financial statements and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Turkmenistan.".

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

        In addition, we may be unable to transmit certain television channels if entities that provide television content to us do not possess the requisite licenses. In case such providers of television content do not obtain the required licenses, or have their existing licenses suspended or terminated, our selection of potential television channels for transmission could be significantly limited. The Federal Law No. 257 "On Amending Federal Law "On Mass Media" and Federal Law "On Communications" dated July 13, 2015 introduced a number of amendments to the national mandatory free television channels list. Requirements on sequence of channels, sound and image quality and signal reception points of national mandatory free television channels were adopted in September 2015. In October 2020, the Ministry of Digital Development, Communications and Mass Media adopted its Order dated July 31, 2020 No. 369 "On Determining the Requirements for the Quality of Sound and (or) Image of Mandatory Public TV and (or) Radio Channels" which updated the existing quality requirements. The inability of operators to comply with such requirements may lead to suspension or termination of a license.

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

        On June 1, 2018, Federal Law No. 245 "On Amendments to the Federal Law" On Communications" entered into force and is aimed at further aligning the process of entering into a contract for the provision of mobile radiotelephone communication services without appropriate identification of a subscriber (i.e., a user) of communication services. Operators may be subject to penalties and other sanctions, including the suspension of an operator's activity for up to 90 days, for non-compliance with the Law.

        Our failure to comply with existing laws and regulations of the countries where we operate as well as requirements of international and regional standards or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections including the State Labor Inspection Service may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. We have also engaged in certain disputes, which could require us to pay damages or settlements. We may incur expenses in defending these lawsuits. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation".

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

        In December 2019, we sold our telecommunication business in Ukraine under an agreement entered into with Telco Solutions and Investments LLC, as purchaser, an entity affiliated with telecommunication company Bakcell LLC, which is a part of the NEQSOL Holding international group of companies (the "Sale Agreement"), see "Item 4—Information on our Company—A. History and Development" and Note 12 to our audited consolidated financial statements for details of the transaction. We provide certain common contractual protections to the purchaser and are subject to certain post-closing obligations under the Sale Agreement. Further, the Sale Agreement contains a post-completion price adjustment mechanism. As a result of applying this mechanism, the purchase price was adjusted in our favor so we were not required to pay any sum to the purchaser.

        Although we do not anticipate any further material price adjustments or other liability under the Sale Agreement, there can be no assurance that a liability will not emerge in the future, in which case it could have an adverse effect on our financial position and results of operations.

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

        For example, during 2015-2020 we repurchased MTS ordinary shares, for more details see "Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers." Our obligation to purchase shares in these circumstances, which is limited to 10% of the company's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects. Under Russian law, if we are unable to sell the repurchased shares at a price equal to or exceeding the market price within one year of the date of repurchase, we will have to reduce our charter capital accordingly.

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

        The Ministry of Communications and Mass Media is considering altering the approach to inter-carrier settlements in Russia and the subsequent lowering of the settlement rate. Any reduction of the settlement rate by the regulator could have a negative impact on our average monthly service revenues per subscriber and margins. Over the past few years the government authorities developed a number of new initiatives, which have not yet been implemented or were implemented recently and a lack of law enforcement practice may cause difficulties in interpreting these developments and lead to additional burden for telecommunications operators. In December 2018, the Ministry of Communications developed new initiatives relating to the reframing of interaction between operators. It is unclear yet how this proposal may be implemented, however it may potentially lead to a reduction in traffic transmission revenues and margin. The final decision on the implementation of this proposal has not been made yet. The agreement on the conditions of inter-carrier mutual settlements while delivering international communication services in CIS-countries was signed on the CIS Heads of Government Council meeting held in Dushanbe on October 30, 2015 (the "Agreement"). The enforcement of certain provisions of the Agreement may adversely affect our operation in terms of the execution of inter-carrier mutual settlements among CIS-operators. In order to be implemented, the corresponding provisions should be introduced to the Russian legislation. To date, the provisions have not been implemented yet.

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

        With effect from October 1, 2019 the Federal Law No. 191 "On Introduction of Changes to Certain Legislative Acts of the Russian Federation" dated July 18, 2019 came into force and assumes important changes to the procedural legislation regarding class actions in Russia. According to the law, consumers have a right to file class action lawsuits with the courts of general jurisdiction. Moreover, the law provides changes relating to class actions in arbitration proceeding, specifically, a "group" is defined as those having common or homogeneous rights. The law is aimed at harmonization of civil and arbitration proceedings as well as boosting the effectiveness of the Arbitration Procedure Code ("APC") clauses, therefore the changes are generally consistent with the Civil Procedure Code ("CPC") developments. These changes allow mass consumer claims in case the amount of each individual claim is small, but the total amount of all claims is significant, that could additionally motivate to initiate lawsuits, inter alia, by using litigation funding (investment) tools. The law expanded the list of persons who can advocate the interests of a group of persons. Claims might be filed by, inter alia, Rospotrebnadzor, FAS, Bank of Russia, stakeholders and other persons as well as by a group of consumers, whose interests are suffered as a result of violation of competition legislation. Any class actions filed against us could have a material adverse effect on our business, financial condition and results of operations.

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

        The Federal Law No. 533 dated December 30, 2020, which will come into effect from June 1, 2021, introduced amendments to the Law "On Communications" clarifying the contracting process with subscribers, including the following changes:

  •
  the possibility to conclude contract with subscribers using a simple electronic signature obtained in operator's offices is excluded;

  •
  a contract for devices with eSIM can be concluded via the Internet only using a unified biometric system and an advanced qualified electronic signature;

  •
  rendering services for corporate clients is possible only if data on individuals using a subscriber's numbers is entered into the Integrated Identification and Authentication System (IIAS). Operators will have the obligation to check if such information is present in the IIAS starting from December 1, 2021 and stop providing services to clients in case the information is inaccurate;

  •
  rendering telecommunication services to corporate clients for M2M devices is possible only if data on a subscriber's number, address of a corporate client or device location as well as other information is entered into the IIAS. This may affect the M2M services development, including IoT projects;

  •
  Roskomnadzor is responsible for developing an information system for monitoring the contracting process between operators and their subscribers. An operator will have the obligation to report certain information via this system unilaterally. Modification of business processes and IT systems for connection to the monitoring system may be required from operators.

        According to the order of the Ministry of Communications No. 148 dated March 31, 2020, during the period from April 1, 2020 to July 1, 2020, an experiment was conducted to provide free access to socially significant internet services and web resources. The experiment period was further prolonged till the end of June 2021. List of significant internet services and web resources includes, amongst other, social networks, news and information agencies web resources, online shops, websites of banks and delivery services. Currently, there is no clarity about the consequences in connection with implementation of this order including possible costs required from operators; there can be no certainty as to the form of free access to socially significant information resources, how it will be implemented in the future and when this initiative will be adopted, however it could potentially have a material adverse effect on our business, financial condition and results of operations.

        Currently, the Russian Civil Code is undergoing the process of substantial revisions with new provisions being introduced relating to a number of sectors. At present, the potential interpretation of these amendments by state authorities (including the courts), along with their impact on our activities are unknown.

        A roadmap for 2018-2020, for the development of competition in economic sectors of the Russian Federation and the transition of particular sectors from the state of natural monopolies to the competitive market was approved by the Order of the Government of the Russian Federation

No. 1697-r dated August 16, 2018. The roadmap provides for the adoption of a number of regulatory legal acts, inter alia, in the telecommunication sphere. Currently, it is difficult to assess how such changes and their interpretation by state bodies, particularly by courts, may affect our operation.

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

        Federal Law No. 519-FZ dated December 30, 2020, which came into force from March 1, 2021, established specific regulation for processing of personal data, permitted by the personal data subject for distribution. The Law established certain consent requirements for such personal data processing. For example, the consent should be obtained separately from other consents. An operator must provide the opportunity for the subject to determine the list of personal data for each personal data category specified in such consent. Lack of response or inaction of the personal data subject cannot be considered as consent to the processing of personal data, authorized by him for disclosing. The personal data subject has a right to request any personal data operator to remove his personal data from public access without additional proving the fact of illegal processing of his personal data.

        If the resources required to maintain, develop and implement data protection and information security systems meeting the legislation requirement are greater than expected, or we fail to comply with the data protection laws despite our best efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

        The Ministry of Digital Development, Communications and Mass Media of the Russian Federation prepared draft amendments to the Federal Law No. 149-FZ "On Information, Information Technology and Data Protection" dated July 27, 2006 aimed at unifying the approach to big data processing. Currently there is no clarity as to the requirements to the big data processing and when the announced draft law and subordinate legislation may be adopted, hence we are not able to estimate their potential impact on the Group.

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

        Lately the Russian government has taken measures aimed at revising the existing structure and practice of applying agreements on avoidance of double taxation in order to limit the taxpayer's ability to apply reduced rate (exemptions) when paying dividends and interest in certain jurisdictions. The terms of the agreements are already being revised with a number of jurisdictions in order to increase tax rate on dividends and interest. Limitation of the taxpayer's ability to apply reduced rate (exemptions) might lead to higher tax rates, and thus increase our costs.

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

        Federal Law No. 187 "On the Security of the Critical Information Infrastructure of the Russian Federation" which came into force on January 1, 2018 (the "Law on CII") provides for the creation of a register of significant critical information infrastructure (CII) objects, to which the communication networks elements may be assigned (after the classification of CII objects). Both state-owned and non-state-owned organizations are classified as subjects of the CII.

        The law envisages criminal penalties if the security requirements in respect of such significant CII objects are not met and damage is incurred. CII subjects, including communication operators, are required to, among other things:

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

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares and ADSs.

        Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no single central registration system in Russia. Share registers can be maintained only by licensed registrars located throughout Russia. Regulations have been adopted regarding the licensing conditions for such registrars, as well as the procedures to be followed by licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Furthermore, the depositary, under the terms of the deposit agreements governing record keeping and custody of our ADSs, is not liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Registration and Transfer of Shares."

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

Item 4.    Information on Our Company

A.    History and Development

        Mobile TeleSystems CJSC ("MTS CJSC"), our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 43.23% of our share capital (50.02% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

        In 2003 through a number of purchases we acquired a 100% stake in MTS Ukraine (now VF Ukraine) for RUB 11,872 million. Starting from 2007 until 2015, we operated under the MTS brand in Ukraine. In 2015, as part of our strategic partnership with Vodafone, we introduced Vodafone brand in Ukraine. In December 2019, our wholly owned subsidiary Allegretto Holding S.a.r.L (Lux) sold its 100% stake in its Dutch subsidiary Preludium B.V., the sole shareholder of VF Ukraine, for total consideration of USD 689 million (RUB 44,386 million) (including fair value of earn-out of USD 44 million). See Note 12 to the consolidated financial statements. This deal is in line with our revamped strategy focused on Russia and aimed to build innovative digital services on top of a strong telecoms foundation.

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

        In April 2014, we acquired a 10.82% stake in OZON, a leading Russian e-commerce company, through the purchase of OZON Holdings Limited's additional share issuance for RUB 2,702 million. Cooperation with OZON created new distribution channels available to us through its extensive online retail platforms. As of December 31, 2017 our interest comprised 11.19% and was further increased to 18.69% as of December 31, 2018. In March 2019, we sold our stake in OZON to Sistema for RUB 7.9 billion. Following this date, we had no interest in OZON.

        In December 2015, we have completed the acquisition of NVision Group ("NVision") and its subsidiaries for RUB 11.2 billion. Through this transaction, we have obtained proprietary rights over our billing systems which will allow us to reduce the time-to-market for new products and better manage billing and IT-related expenses. NVision is a system integrator and complex IT solutions provider in Russia. In November 2020 we sold our 100% stake in NVision Group JSC to Sistema PJSFC for RUB 369 million (including adjustment based on NVision's financial results as of the date of deal closure). Under the terms of the deal, we agreed to sell NVision's systems integration assets, excluding those utilized in the development of our product portfolio. We will also retain the FORIS BSS/OSS billing system that had earlier been part of NVision.

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

        In January 2018, we acquired a 78.2% stake of Cubichall Holdings Ltd (the owner of Kulturnaya Sluzhba LLC), operating under the trademark Ponominalu.ru, for RUB 321 million with a call and put option arrangement existing over another 21.8% of shares. Following exercise of options in May 2019 and July 2020 we increased our stake to 100%. In February 2018, we acquired a 100% ownership interest in Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass LLC, operating under the trademark Ticketland.ru, for RUB 3.19 billion. These acquisitions allowed us to enter the event ticket market, while broadening our suite of digital services, and integrate a key new product into existing loyalty program and mobile applications ecosystem.

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

        In February 2020, we acquired a 51% stake in Zelenaya Tochka Group, a provider of broadband and digital TV services in a number of Russian regions, and accounted for investment in joint venture, based on the provisions of the shareholders' agreement. The Zelenaya Tochka group of companies comprises 13 connectivity operators operating under multiple brands across 12 Russian cities: Stavropol, Mikhaylovsk, Nevinnomyssk, Elista, Tambov, Belgorod, Lipetsk, Ufa, Neftekamsk, Beloretsk, Tomsk, and Vladivostok. Under the terms of the agreement, we retain three-year call and put options to purchase the remaining 49% of Zelenaya Tochka's share capital.

        In June 2020, we acquired a 100% interest in Stopol Group, producer and supplier of car multifunctional multimedia devices / on-board computers. The acquisition is a part of our digital ecosystem strategy. The purchase price constituted a cash payment of RUB 312 million paid in July 2020 and a contingent consideration with the fair value of RUB 9 million at acquisition date.

        In September 2020 we announced an agreement to invest RUB 125 million in the developer of CoinKeeper, Russia's most popular personal finance app. The investment—which marks the first outlay by the MTS Venture Fund—is to be structured in multiple tranches, with the fund receiving a minority stake in the startup. As a first tranche we`ve invested RUB 85 m and have got 22.08% stake in Disrapp LLC. In January 2021, MTS announced a RUB 60 million investment by the MTS Venture Fund for an approximately 10% stake in the Russian startup Airo, a platform aggregator for on-demand household and dry cleaning services in Moscow and St. Petersburg with over 50,000 users.

Capital Expenditures

        We spent in total RUB 97,838 million in 2020 for network development in Russia and the other countries where we operate, which included RUB 66,685 million in cash expenditures on property, plant and equipment (including 429 million for acquisition of Avantage data center), and RUB 31,153 million for the purchase of intangible assets. We plan to spend up to RUB 100-110 billion (excluding potential capital expenditures for acquisition of frequency bands licenses) in 2021 for further network expansion, connection of socially significant objects to the network, special projects relating to the development of big data, b2b digital, media, artificial intelligence and ecosystem products, fixed network modernization, further construction of radio subsystem and additional storage, processing and indexing centers to comply with requirements of "Yarovaya-Ozerov bundle of laws," maintenance capital expenditures, construction of new sites and purchase of software for network managing in Armenia and other initiatives. Increase of expected capital expenditures in 2021 (expected amount of capital expenditures in 2020 was RUB 90 billion) is mainly driven by higher currency exchange rate, competitive environment and development of ecosystem and new business lines. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2021 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2021 excludes expenditures that may be made in connection with acquisitions. A breakdown of our capital expenditures in 2020 by country is set forth below.

        We spent RUB 262 million, 2,052 million and 3,444 million in 2020, 2019 and 2018, respectively, for acquisitions of subsidiaries, net of cash acquired from third parties.

Russia

        We spent RUB 95,972 million in 2020 for network development in Russia, including RUB 65,491 million in cash expenditures on property, plant and equipment (including RUB 429 million for acquisition of Avantage data center), and RUB 30,481 million for the purchase of intangible assets.

Armenia

        We spent RUB 1,866 million in 2020 for network development in Armenia, including RUB 1,194 million in cash expenditures on property, plant and equipment, and RUB 672 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent RUB 2,388 million in 2020 for network development, including RUB 1,424 million in cash expenditures on property, plant and equipment, and RUB 964 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

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

        As of December 31, 2020, we had a mobile subscriber base of approximately 80.6 million (78.5 million in Russia and 2.1 million in Armenia) which is a decrease of 0.8% compared to December 31, 2019. As of December 31, 2019, we had a mobile subscriber base of approximately 81.3 million (79.1 million in Russia and 2.2 million in Armenia) which is an increase of 1.4% compared to December 31, 2018. As of December 31, 2018, we had a mobile subscriber base of approximately 80.1 million (approximately 78.0 million in Russia and 2.1 million in Armenia) which is a decrease of 0.3% compared to December 31, 2017.

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 38% market share as of December 31, 2020, based on TMT Consulting data. Our revenues for the year ended December 31, 2020, were RUB 494,926 million, representing 5.2% increase from the year ended December 31, 2019. Our revenues for the year ended December 31, 2019, were RUB 470,605 million, which is an increase of 5.5% from RUB 446,238 million for the year ended December 31, 2018. Our profit for the year ended December 31, 2020, was RUB 62,073 million, which is an increase of 12.7% from the year ended December 31, 2019. Our profit for the year ended December 31, 2019, was RUB 55,099 million, which is an increase of 603.5% from RUB 7,832 million for the year ended December 31, 2018.

        Russia is our principal market, both in terms of subscribers and revenues. For the year ended December 31, 2020 approximately 98.5% of our revenues came from operations in Russia and approximately 1.5% of our revenues came from operations in other countries, respectively.

        In July 2018 we acquired control over MTS Bank and started rendering banking services. MTS Bank is one of the 50 largest banks in the Russian Federation. MTS Bank was established in the Russian Federation as an open joint stock company in 1993. MTS Bank's primary business consists of commercial activities, trading with securities, foreign currencies and derivative instruments, originating loans and guarantees. MTS Bank is regulated by the CBR and conducts its business under general license number 2268 issued on December 17, 2014. In 2018, RAEX (Expert RA rating agency) assigned MTS Bank a credit rating of ruBBB+, and Fitch Ratings upgraded the bank's rating to BB–. In 2019, rating agencies affirmed the credit ratings of the financial institution. As of December 31, 2020, among Russian banks, MTS Bank ranked 29th in terms of the amount of household deposits and capital and 37th in terms of total assets, according to Banki.ru.

        Our strategy of MTS Bank development is building of a digital bank in cooperation with telecommunication business, resulting in positive synergies and fulfilling financial services area to create a single ecosystem of digital services for customers.

        Banking services revenue in 2020 was RUB 35,043 million, representing 7.1% of our total revenues for the year ended December 31, 2020. MTS Bank's net operating profit was positive and amounted to RUB 1,167 million. MTS Bank activities (financial assets and liabilities, management of liquidity risks connected with the activities) are described in Note 31 to the consolidated financial statements. Outstanding deposits and loans to customers as at December 31, 2020 came to RUB 116,668 million. Loans to legal entities made up 21.1% of that total, 76.4% were loans to individuals.

        Detailed segment information for MTS Bank is presented in Note 6 to the consolidated financial statements.

        As of December 31, 2020, approximately 97.4% of our mobile subscriber base was in Russia and approximately 2.6% was in other countries. According to AC&M-Consulting, as of December 31, 2020, we had a 31% market share of total mobile subscribers in Russia.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2016	83.7	(2)
2017	80.4	(3)
2018	80.1	(3)
2019	81.3	(3)
2020	80.6	(3)

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

        In November, 2019, the Group entered into a sale agreement to dispose of VF Ukraine. The disposal was effected in order to concentrate on development of the Group's core Russian market. The disposal was completed in December, 2019, and is reported in the current period and retrospectively restated in prior periods as a discontinued operation.

        In October, 2020, the Group entered into a sale agreement to dispose of JSC "Nvision Group", which provided integration services, as well as the sales of software, and constituted "System Integrator" operating segment. The disposal was completed in October 2020, and is reported in the current period and retrospectively restated in prior periods as a discontinued operation.

        For details on the sales, please see "Item 4—Information on our Company—A. History and Development" and Note 12 to the consolidated financial statements.

        According to AC&M Consulting, overall mobile cellular penetration in Russia was approximately 172% as at December 31, 2020, 178% as at December 31, 2019 and 174% as of December 31, 2018. According to our estimates, mobile cellular penetration in Armenia was approximately 123% as at December 31, 2020 and 127.6% as of December 31, 2019, as compared to approximately 125.5% as of December 31, 2018.

        Our consolidated mobile subscriber base changed insignificantly in the first three months of 2021. Specifically, according to our estimates as of March 29, 2021, we had approximately 80.5 million subscribers, including approximately 78.5 million in Russia and 2.1 million in Armenia.

        As of December 31, 2020, according to our estimates, MTS Belarus had approximately 5.7 million subscribers and a leading market share of 48.7%. As of December 31, 2019, according to our estimates, MTS Belarus had approximately 5.6 million subscribers and a leading market share of 46.9%. As of December 31, 2018, according to our estimates, MTS Belarus had approximately 5.5 million subscribers and a leading market share of 45.9%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 123.2% as of December 31, 2019, according to our estimates.

        As of December 31, 2020, we had mobile licenses to operate and commercial mobile operations throughout the entire territory of Russia with a population of approximately 146.2 million people and throughout the entire territory of Armenia with a population of approximately 3.0 million people. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses, or receive renewed or new licenses with similar terms to our existing licenses, could have a material adverse effect on our business and results of operations," and "—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations."

        In 2020, we offer fixed line communications services in 56 regions across Russia, covering a population of about 25 million households.

        Our Moscow fixed line operations contemplate communications services provided through incumbent operator MGTS. Our Moscow fixed line operations included 2.5 million unique residential subscribers as of December 31, 2020. We are the largest operator in the Moscow residential broadband market, with a 38% market share. MGTS holds licenses and regulatory approvals to provide local telephony, DLD/ILD voice telephony, interconnect to other operators, Internet and data transmission and other services.

        Our fixed line operations in other cities include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. As of December 31, 2020, we had 3.0 million unique residential subscribers according to our estimates. Fixed line services are also provided in Armenia with digital telephony communications services, data transmission, Internet access and the renting of channels.

        We have also continued to develop our proprietary sales and distribution network organically.

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans.

Business Strategy

        In 2019, we have developed and adopted the new strategy called "Customer Lifetime Value 2.0" ("CLV 2.0") which is aimed to build substantial digital business on the top of our telecommunication business. The name of the strategy reiterate that we put Customers at the center of our value proposition. We plan to supply our customers with a wide range of digital services. Our strategy is focused on prolonging customers' Lifetime with our services by increasing emotional attachment to the brand together with level of satisfaction and loyalty. We focus on providing more Value for our clients and maximize their value to us in the long run. Reference to "2.0" stresses that we are shifting from single business line telecom centric ideology (which could be considered "1.0") to a multi-product digital services provider approach and which should enable us to maximize value across the whole product portfolio.

        We believe that shift from telecommunication into adjacent markets such as financial services and entertainment supported by digital capabilities like Big Data and AI will be a first step to our future convergence into multi service digital company. We intend not to rely on development of our own products portfolio solely, but rather build partnerships with independent services providers. Collaboration with such projects should enable us to offer more innovative, various and convenient services to our clients and bring more value to their life. In the nearest future we plan to increase the number of partnerships and boost our partnership capabilities and value proposition them in order to become ultimate preferred choice for our potential partners.

        Russian market of digital services is quite unique due to the fact that in most of the segments local projects retain leadership positions and compete successfully against the global players. This situation is due to multiple fundamental reasons ranging from customer's behavior and language specifics to regulatory requirements and structure of capital market. This allows major Russian business groups from banking, retail, high tech, and telecom sectors to aggressively develop multiple lines in digital businesses and adopt ecosystem approach in their business strategies. At the moment a number of big local companies from TMT, fintech and digital industries are moving this direction, expanding their businesses outside of their core sectors and entering the market with ecosystem propositions. In this respect we believe we are entering a period of new competition for customer spend and attention in Russia.

        We believe that we are well positioned for this type of competition. Our strong brand and deep knowledge of our clients supported by powerful analytical capabilities (Big Data and AI based) will allow us to provide our clients with seamless, deeply customized and personalized digital experience for wide portfolio of different services. We have already experienced substantial synergies between telecommunication, banking and media services which allow us effectively utilize our online and offline marketing capabilities and deep customer knowledge. We clearly see that customers with a few different services from us bring higher value and have high level of brand loyalty and services satisfaction. We intend to increase the penetration of customers utilizing few different services provided by us in our customer base.

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

        We understand that in order to provide customers with seamless and lifestyle-oriented ecosystem experience we need to develop specific tools, such as unified ID, common payment system and others, which will be unified across all our products and mobile apps. In 2020 we were focused on building these robust tools and have made significant progress. We intend to use different ways to involve clients into ecosystem:

  •
  Flexible subscription with a defined budget in which clients can adjust amounts of consumption for each MTS product that they use.

  •
  Premium subscription with a wide variety of products and services with significant discount for the whole package.

  •
  Unified cashback system where points gained for consumption of products (including broad range of partners) can be spent within the MTS ecosystem.

        In 2021 we aim at significant growth of our ecosystem client base.

        Transition to the full scale operational model within CLV 2.0 concept will take some time. In 2020, we brought the overall business configuration in line with our updated strategic model. In the following years it should allow us to radically expand our digital services portfolio and substantially grow number of multi product clients. This should allow us to grow customer base and increase customer spending while driving up brand emotional attachment and loyalty.

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

Mobile Operations

Network Infrastructure—Mobile Core

        As of December 31, 2020 MTS Mobile core network in Russia includes the following nodes:

  •
  Mobile switching centre-server (MSC-S): 129 nodes, servicing 62.4 million subscribers;

  •
  Media gateway (MGW): 113 nodes, maximum capacity 3.3 million Erl.;

  •
  Subscriber Data Management (SDM) includes 23 nodes (Home Location Register (HLR) / Home Subscriber Server (HSS));

  •
  106 Serving GPRS Support Node/Mobility Management Entity (SGSN/MME) and Serving/Packet Data Network—Gateway (S/P-GW) nodes are used to handle packet data services;

  •
  16 Signalling Relay Function (SRF) nodes deployed on network for handling Mobile Number Portability (MNP) services.

        The following network expansion and modernization projects were executed during the course of 2020:

  •
  MSC-S/MGW and S/P-GW nodes were expanded as a result of voice and data traffic growth;

  •
  Network upgrade completed legacy MS DX200 and MGW IPA2800 Nokia nodes were replaced by new MSS ATCA and MGW ATCA Nokia;

  •
  SWAP PS Core Far-East macro-region: SGSN/MME Huawei nodes were replaced by new SGSN/MME ULTRA-M Cisco;

  •
  Upgrade IMS Core Nokia launched VoLTE in 75 regions.

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

        As of December 31, 2020, we had bilateral roaming contracts with 862 wireless operators/networks in 232 countries, including 14 regional operators/networks in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

Basic telephony	Customer care	Other services
• Call Divert/Forwarding	• Itemization of Monthly Bills	• Ring Back Tone
• Caller ID Display and anti-Caller ID Display	• Information and Directory Service	• Second Memory (Cloud storage)
• Conference Calling	• Automatic Customer Care System and Customer Care System via the Internet	• Parental control for internet, calls, sms
• My MTS service app
• Voicemail		• GEO services
• Call Barring		• Connected Car (IoT B2C)
• Call Waiting		• MTS Music
• MTS Fitness
• MTS Live
• Missed Call Alert		• MTS TV
• Intelligent call assistant		• MTS Library
• VoD (Video on Demand)
• Collect call		• Location Based Service ("LBS")
• Black List		• Mobile banking
• VoLTE/Wi-Fi Calling		• Security and Privacy services for B2C
• Branded App for calls and messaging
Messaging	Mobile internet
• SMS P2P, A2P	• 3G, 4G (LTE), 5G test zone
• MMS	• Data share plan
• Application MTS Connect	• Real IP
• E shop
• APN remote access point
• Fixed Mobile Convergence
• MTS Modem
• MTS Tablet
• Mobile Office
• Wi-Fi

        We also provide many voice and SMS-based value-added services in cooperation with various content providers.

GPRS, EDGE services

        We launched our commercial 2G network in 1994 based on GSM-900 technology. From 1999, we significantly improved our 2G network capacity based on GSM-1800 technology. From 2001, we implemented wireless data communication services based on GPRS technology with download data rate of up to 85.6 Kbit/s. In 2005, we modernized our GSM network to support EDGE technology and tripled data services rates. Today we continue supporting and modernizing our 2G network and we put the prime focus at the development of our 3G and LTE networks in order to provide our subscribers with high-speed broadband wireless services. As of December 31, 2020, we provided GSM, GPRS and EDGE services with 59,861 2G BTS over the geographic area with more than 95% of population of Russia.

3G Technology

        In April 2007, we obtained a nationwide 3G/UMTS (Universal Mobile Telecommunications System) license in Russia. The license was valid till May 21, 2017 and covers the entire territory of Russia with frequencies 1950-1965 MHz and 2140-2155 MHz. In 2017 we prolonged the 3G/UMTS license till 2022. Currently we have commercial 3G networks launched in all regions of Russia. In addition, we use UMTS900 in Moscow region and Habarovskiy kray where we have 2100 MHz restrictions. As of December 31, 2020, we installed 51,022 3G base stations.

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

        Since 2011, we use 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support 3G/HSPA+ mobile devices. We use femtocells to deliver a 3G/HSPA+ services inside building for business clients. In 2016, we launched offer of femtocells for consumers at B2C market segment. In 2020, after 2 years of operation, femtocells in the Moscow metro were decommissioned due to the launch of a macro network at all sections of the Moscow metro. The total number of femtocells installed in Russia decreased to 7,824 by the end of 2020 as compared to 11,049 femtocells as of the end of 2019 due to the decommissioning of femtocells in the metro.

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

        In 2018, we launched a major network upgrade project in Armenia, which is expected to result in significant increase of 3G and 4G services coverage as well as of network capacity. It includes a re-farming of 900 MHz frequency band to UMTS and 1800 MHz band to LTE with implementation of Carrier Aggregation technology. New Core network nodes were put in operation in 2018, marking the end of a bigger CS and PS Core modernization project.

        At the end of 2020, MTS Armenia network has a total of 1,715 2G BTS, 2,517 3G base stations, and 1,805 4G sites.

LTE Technology

        In July 2012, we won Russian Ministry of Communications and Mass Media tender for nationwide LTE-FDD license: 720-727.5 / 761-768.5 MHz, 798.5-806 / 839.5-847 MHz and 2540-2550 / 2660-2670 MHz. In December 2011 we got LTE TDD license in 2595-2620 MHz for Moscow only. Since September 2012, we offer LTE-based commercial service in Moscow region, where we initially deployed more than 800 LTE TDD base stations. As of December 2020, we had 9,640 LTE TDD and 75,958 LTE FDD base stations in Moscow.

        In December 2013, Russian regulator allowed re-farming existing 900 and 1800 MHz spectrum to UMTS-900 and LTE-1800. In 2014, we started DCS 1800 spectrum re-farming to LTE and rolled out LTE-1800 network, while expanding LTE 800/2600 coverage. In February 2016, MTS won Russian Ministry of Communications and Mass Media tender for nationwide LTE-TDD license and obtained LTE-TDD frequencies in following bands: 2595-2620 MHz for the whole territory of Russia, except Moscow region (obtained earlier). We are using LTE-TDD as a capacity layer to cope with increasing network utilization due to growing data traffic. In 2018, we started re-farming of existing 900 and 2100 MHz spectrum to LTE-900 and LTE-2100. As of December 2020, we had 85,134 LTE base stations in 83 regions of Russia.

        Our LTE network meets requirements of 3GPP Release 14 in line with available LTE customer equipment. We provide data services with download data rate up to 700 Mbit/s, and up to 75 Mbit/s in uplink direction with our LTE network.

        As of December 2020, we implemented Carrier Aggregation functionality at 45% of our LTE sites.

        We continue working on re-farming the 2100 MHz band in Saint Petersburg and Moscow, where test clusters have been already launched, and plan to roll out LTE-2100 to the rest of the network, Moscow and Central regions. Test clusters are planned to launch by the end of 2021.

        In 2018, we launched IoT services based on NB-IoT technology (Narrow Band IoT) in 20 largest Russian cities, including Moscow, Saint Petersburg, Novosibirsk, Kazan, Nizhny Novgorod, Vladivostok and others. MTS is IoT leader in Russian market, with large-scale narrow-band coverage provided by 36,905 base stations as at the end of 2020. We will continue NB-IoT rollout in the smaller regions of Russia in 2021.

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

        In 2019, we started to modernize our network to support LTE-Evolution technology and 5G-ready in 7 North-West regions. In 2020, the modernization of the network in Moscow and the Central Regions began, the estimated project implementation period is 3 years. We plan to start modernization of the network in the regions of the Far East in 2021.

        In September 2019, we launched two 5G pilot zones in Moscow and Saint Petersburg in 27GHz and 4.9GHz frequency bands. The pilot zone in Moscow is located at the VDNKh Exhibition Centre with tests to include Smart City applications for security, urban services management and transport systems. The pilot zone in Saint Petersburg is located in Kronshtadt. In October 2019, MTS StartUp Hub has unveiled the 5G Lab - an open incubation platform where startups and other companies can develop new 5G use cases using expertise, grants and other support from MTS. In 2020 5G test zones have been launched in the cities of Kazan, Ufa, Tomsk and Vladivostok. The number of 5G test zones in Moscow has also been expanded by 5.

        Research work has begun with OpenRAN (LTE and 5G). At the end of 2020, we launched at VDNKh the OpenRAN laboratory for testing OpenRAN equipment and software, and collaborating with software developers and hardware vendors.

        We launched our first LTE base stations in MTS Armenia network in 2011 in 2600 MHz band and expanded the number of sites and coverage with new base stations installation every year. In 2018, after refarming in 1800 MHz band, LTE sites were activated in 1800 band with Carrier Aggregation technology. In 2019 MTS Armenia obtained the license to operate LTE network in 800 MHz band, as well as licenses for 1800 MHz band additional spectrum to increase L1800 network capacity. More than 230 new LTE base stations were launched in 2020. By the end of 2020 the number of L800/L1800/L2600 base stations in operation is more than 1800, providing LTE services all over Armenia. WiFi Calling and VoLTE services are also launched after Core network major modernization.

        The new project for LTE network expansion in all Armenia regions is planned for 2021. It reflects the need to increase network capacity due to the constant growth of packet traffic.

5G Technology

        Over the past few years, we launched agreements with leading global vendors to lay the foundation for cooperation on fifth-generation equipment and solutions.

        In August 2019, we together with Huawei launched Russia's first large-scale urban 5G coverage on Saint Petersburg's island of Kronshtadt, and made a 5G cell in Moscow near the Smart City pavilion in one of the city's most historic parks, VDNKh. In the early stages, the networks will be used for testing and to connect certain public facilities to the Internet, with plans for broader rollout to subscribers in the future. Coverage includes both 4.9GHz mid-band and 28GHz millimeter-wave frequencies.

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

        In January 2020, we demoed private 5G network at the country's largest heavy truck manufacturing facility, the KAMAZ plant in Naberezhnye Chelny.

        In July 2020, MTS together with Motorola and Qualcomm Technologies, Inc. have successfully completed testing of the flagship motorola edge+ smartphone, which supports the specific mmWave frequencies that have been allocated for 5G in Russia.

        In November 2020, we announced the agreement with Polymetal International plc providing for Russia's first commercial 5G-ready private network—based on Ericsson's Dedicated Networks solution—to be deployed at the Nezhdaninskoye gold deposit in the Republic of Sakha (Yakutia).

        Currently, the MTS 5G Center has a strong lineup of startup residents as well as corporate partners, counting among its members Nokia, Sony, Samsung, Qualcomm, and Telit. We are looking forward to welcoming the next dozen residents as we move forward on charting the course for 5G in Russia.

Artificial Intelligence

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

        In November 2019, we, together with Sberbank, Yandex, Mail.ru Group, Gazprom Neft and the Russian Direct Investment Fund (RDIF), established an artificial intelligence alliance that will develop AI technologies in Russia. To develop solutions based on speech technologies, we also opened a research center in Skolkovo. Center experts intend to create the largest voice database in Russian, collecting and marking more than 15,000 hours of Russian speech.

        In December 2019, we started selling a virtual lawyer-the automatic document management and life cycle management system Norma. The solution is based on artificial intelligence technologies such as natural language processing and computer vision.

        In September 2020, we launched SaaS version of Norma for small and medium businesses and individuals who want to draft a customize legal document for personal needs. We suppose that legal services could be affordable, user-friendly and quick.

        We have prepared a new strategy for 2021 focused on consolidation of AI properties such as competences, products and RnD. We are going to organize the board of directors and advisory board. Moreover, we will develop computer vision, natural language recognition and voice generation technologies in close collaboration with science community.

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

        We also developed our ecosystem to offer our customers quality services in related sectors such as Telecom, Media, Fintech.

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

        In 2020, the agreement with Vodafone was prolonged until December 31, 2023.

Sales and Marketing

Target Customers

        Our service model is based on the provision of services to customers to meet the needs of distinctive customer segments. We are not just a mobile operator. Our strategy is to build an umbrella brand which provides digital services and innovative products. We continued to work with youth audience keeping our focus on digital channels, such as social media, banners, pre-rolls and branded content.

        In 2020, we focused our efforts on the following:

  •
  Increasing people's awareness about MTS as an ecosystem;

  •
  Launching products outside the telecom scope, convergent and comprehensive services;

  •
  Continuing to build knowledge about MTS as an innovative and technological company with state-of-the-art solutions, including in the main business—telecom;

  •
  Promoting innovative V&D (voice & data) billing plans;

  •
  Promoting devices with special operator offers;

  •
  Promoting our services aimed at the youth audience; and

  •
  Promoting the MTS CASHBACK virtual card from MTS Bank.

Advertising and Marketing

        Our advertising and public relations initiatives include:

  •
  Brand and image advertising and public relations to position us as a digital ecosystem encompassing different services and solutions;

  •
  Category and loyalty campaigns to inform our current and potential customers of the advantages of the high quality and diversity of our services, and the extensive coverage we offer; and

  •
  Product and billing plan-related advertising and promotions, pricing discounts for various target audiences to demonstrate value for money and cover specific needs.

        The key subjects for our advertising campaigns in 2020 included promotion of the MTS Premium innovative service, special offers on devices in our retail stores and new features of the My MTS application. In addition, in 2020, MTS switched from billing plan offers to subscriptions for communication and services included in the ecosystem.

        In order to build brand awareness and stimulate demand, we used a combination of various advertising formats, including television, outdoor, retail and radio. We also stepped up online advertising in desktop and mobile. In 2020, quarantine and lockdowns prevented us from hosting offline events, but we managed to host a number of large online concerts and festivals. We also coordinate the advertising policies of our dealers and partners, such as MTS Bank, to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand.

        In line with our strategy to find new ways to communicate effectively, especially in the digital channel, we launched special activations with partner websites and several collaborations with popular Russian bloggers, trending Internet shows and other formats of online advertising (branded content, collaborations with bloggers; social media integrations, etc.) in 2020.

Promoting the innovative "Non-billing plan" ("Netarif") subscription

        In late 2020, we launched a new campaign with the message that MTS is shifting from the billing plan concept to a new approach which is called "Non-billing plan" ("Netarif") subscription. It gives subscribers the opportunity to pick only necessary services from the ecosystem created by MTS and its partners. These services include video and music streaming, unlimited access to social networks and the option to choose suitable gigabytes and minutes package.

The MTS Premium loyalty program

        The MTS Premium program covered all clients using our ecosystem. Participants have access to bonuses and discounts on MTS services, lower loan rates at the MTS Bank, discounts on devices at MTS stores, free access to a package of TV channels, movies and series on MTS TV and in other apps.

Image and quality

        In 2020, we launched 2 large-scale federal campaigns to promote technologies and unique settings available in our updated network. Both campaigns were brought together under the SMART NETWORK umbrella concept created to support our brand's innovative and high-tech image. The campaigns improved the perception of MTS communication services in terms of their quality—they emphasized the high-speed Internet connection available to mobile and home subscribers and high network performance which remained sustainable despite an increased load caused by mass transition to home offices during the pandemic.

Ecosystem

        In 2020, we launched a federal advertising campaign to promote MTS ecosystem products as allowing people to live a fulfilled life even during the lockdown period.

        As part of the campaign, MTS adapted its products to new conditions and offered various benefits to its clients including increased cashback for those clients, who made purchases via the MTS Cashback app; an opportunity to obtain a virtual credit card from MTS Bank remotely, as well as access to free online concerts and useful services such as MTS Fitness, MTS Music, MTS Library and the MTS TV online cinema.

MTS TV

        In 2020, we also launched a federal advertising campaign to promote the Super subscription for 99 rubles in the MTS TV online cinema.

        This subscription includes 1,000 popular movies and series as well as 100 TV channels in high definition.

Brand

        In 2020, we started a comprehensive transition aimed at structuring the ecosystem's architecture, and later had the updated architecture approved. We also started developing a visual style for our ecosystem with different visual features for each category and product and building a common digital platform for the brand book and visual styles. In addition, we updated the creative framework to promote MTS as an innovative and high-tech umbrella brand.

Financial services

        In 2020, we launched an impressive advertising campaign promoting the MTS CASHBACK virtual card—an innovative product created by MTS Bank. Its main feature is a completely remote issuing process: a user can get the card in a few clicks using the MTS Bank app without visiting MTS Bank offices. The card allows the user to get an increased cashback at 5% on certain popular categories (such as clothes and food delivery), withdraw cash from ATMs with no commission and make free money transfers across Russia. The campaign pioneered our new creative framework and approach. The creative idea was to split into channels: TV, indoor, OLV, social networks, special projects, incl. integration into the "Musicality" online show.

GPON and Satellite TV

        To support our satellite TV, we launched two federal campaigns:

  •
  a spring campaign that announced our special offer—the option to join satellite TV and unlimited mobile Internet for RUB 590 per month. The campaign was aimed at increasing the number of satellite TV and home Internet users. The creative idea included featuring the MTS company's main celebrity—Dmitry Nagiev—to improve both the product perception and the brand's image indicators. We used various distribution channels including TV, indoor, OLV and social networks; and

  •
  a Christmas campaign for promotion of another special offer—satellite TV and unlimited mobile Internet access for RUB 490 per month. The campaign was also aimed at increasing the number of satellite TV and home Internet users. It was launched as part of the tactical objective for supporting the product in high season—winter holidays. The distribution channels included TV, indoor, OLV and social networks.

Promoting convergent offers

        We launched WE MTS+, a new convergent billing plan for families, which includes home Internet, IP television, mobile TV and mobile communication in one billing plan for the whole family.

        To convey its features more efficiently, we produced two commercials about families consisting of Russia's best-known celebrities. The monitoring results showed that the commercials were successful in terms of their attractiveness and the motivating effect.

Devices

        In 2020, the majority of devices-related communication campaigns were targeted at supporting smartphone sales (of various price categories) in MTS retail, as well as supporting launches of global products (Apple).

        The main mechanics used in promotion (and communication) were: cashback, price offers, loans, as well as trading-in and package offers (device and phone accessory or billing plan).

Promoting our services specifically for teenage audience

        In 2020, we continued to promote our services for teenage audience. We participated in Spotify's launch in Russia and made a collaborative campaign with the offer "6 months of Spotify Premium for free for MTS users".

        In addition, we hosted 12 free online concerts (including 3 festivals) with relevant rap and rock artists. We launched MTS LIVE XR—the first interactive music festival in augmented reality.

        For the gaming audience, we promoted our WASD streaming service with 2 "League of streamers" campaigns.

        Furthermore, we continued supporting modern art and teamed up with the Multimedia Art Museum in Moscow.

B2B offers

        We continued developing services and products for entrepreneurs that help solve business issues and streamline processes.

        During the lockdown period, we launched a project aimed at supporting small-scale enterprises. We made an interactive map where any representative of small business could offer their goods or services with delivery with no commission.

        We continued supporting the SME segment with the "MTS Marketolog" platform, which helps companies to launch advertising campaigns without agencies. The product was mainly promoted in digital.

IoT

        In 2020, we continued promoting the following IoT products: Smart watches for kids, Smart watches for seniors, GPS trackers, Smart collars for pets. Over the year, we launched two campaigns to promote smart watches for kids with the special Go-Smart billing plan: "Back to School" campaign (TV) in August and "New Year" campaign (Non-TV) in December. To promote the campaigns, we used a wide range of channels: TV, digital, radio, MTS retail stores.

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

        In 2020, the outbreak of COVID-19 accelerated the trend of retail chain reduction, which concerned all telecommunication market players. Our proprietary distribution network, which consists of MTS branded franchise points of sale (third party dealers operating under the MTS brand) and MTS branded points of sale owned by us, has decreased by 435 points of sale year to year. As a result, as of December 31, 2020, MTS operated 5,240 points-of-sale, including 1,734 franchise points-of-sale and 3,506 points-of-sale owned by us, as compared to 5,674 points-of-sale, including 1,762 franchise points-of-sale and 3,912 points-of-sale owned by us in 2019.

        The decline in offline sales pushed the transition to online channels. In April 2020, MTS launched the mobile application for a SIM-card self-registration by a subscriber. This technology allowed launching distribution in new sales channels, for example, online stores, online platforms and aggregators, supermarkets, delivery services.

        In the future, we plan to increase the online sales share through the development of the mobile application and the number of services which are available for activation with help of the App.

        We follow the digital solutions market leadership strategy. Development of own digital ecosystem is the base of digital leadership strategy. Connected sales are one of the points of our own ecosystem.

        In 2020, we focused on convergent offers of mobile connection, mobile Internet and satellite television. In the future, we plan to increase the share of convergent sales by launching new convergent products.

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

Competition

The Russian wireless telecommunications market

        Until 1998, mobile communications developed slowly, penetration was less than 0.5%. Further, as a result of explosive demand in 2006, the number of subscribers registered in networks exceeded the country's population. Three market leading operators, MTS, Beeline and Megafon, served 85% of the subscriber base. Over the past decade, the Russian market has stabilized; further growth is associated with the development of the IoT services market and M2M devices. As of December 31, 2020, overall wireless penetration in Russia was approximately 172%, or approximately 252 million subscribers.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2020	2019	2018
Subscribers(1)	252.2	260.7	255.7
Subscriber penetration (%)	172	178	174

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

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2020, 2019 and 2018:

	As of December 31,
Operator	2020	2019	2018
	(amounts in millions)
MTS	78.5	79.1	78.0
MegaFon	70.4	75.2	75.2
VEON Ltd. (VimpelCom)	49.9	54.6	55.3
T2 RTK Holding (Tele2+Rostelecom)	46.6	46.0	43.5
Others & MVNO	6.8	5.8	3.7

  According to AC&M-Consulting and operators' press releases.

        MegaFon.    MegaFon, which operates GSM 900/1800, UMTS (3G) and LTE (4G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. The operator changed the method of calculating the subscriber base in the fourth quarter of 2020 and applied more stricter requirements for monitoring customer activity. MegaFon had a subscriber base of approximately 70.4 million subscribers in Russia, which represented a 28% market share as of December 31, 2020.

        VEON.    In addition to MegaFon, we also compete with VEON, which is the third largest GSM 900/1800/UMTS (3G)/LTE (4G) wireless operator in Russia in terms of subscribers.

        According to our estimates, VEON had a subscriber base of approximately 49.9 million in Russia at December 31, 2020. At December 31, 2020, VEON had a 20% market share of total wireless subscribers in Russia.

        T2 RTK Holding.    In February 2014, Tele2 and Rostelecom announced a merger which created a new federal wireless provider. The license portfolio of the new company covers all Russia which effectively permits the roll out of federal-scale networks. The most important event for operator was the launch of 3G/4G network in Moscow region in October 2015. The operator's services are now available on the territory where 97% of Moscow Region residents live. In 2018 - 2019, Tele2 have actively rolled out 3G and 4G networks, launched new tariffs, options and services which enabled to provide customers with services similar to those of the market leaders. In 2019, the operator launched a network in the Ivanovo and Yaroslavl regions in the 2G / 3G / 4G standard. By the end of 2020, Tele2 LTE networks were launched in all 68 regions.

        Tele2 had a subscriber base of approximately 46.6 million in Russia and 19% market share as at December 31, 2020.

        Other Operators.    The number of subscribers of other operators, including MVNO operators, which were not indicated above is about 6.8 million customers as of December 31, 2020. The number of MVNO subscribers on the Tele2 network amounted to 2.8 million according to the operator's publication.

The Armenian wireless telecommunications market

        As of December 31, 2020, overall wireless penetration in Armenia was around 122.85%—about 3.65 million active subscribers, according to the published figures of the operators and Socio-Demographic Data report published by Statistical Committee of RA (about 2.97 million population).

        The following table illustrates number of active subscriber bases and the coverage area of MTS Armenia and competitors—Beeline (VEON Armenia) and Ucom, as of indicated dates.

	As of December 31,
Operator	2020	2019	Coverage Area
	(amounts in thousands)
MTS Armenia	2,146.89	2,207.37	Nationwide
Beeline	904.68	947.79	Nationwide
Ucom	594.60	621.05	Nationwide

Sources: https://beeline.am; https://www.ucom.am; http://mts.am.

        As of December 31, 2020, MTS Armenia reported total 2.15 million 3-month active subscribers, reflecting decrease of 2.74%, y-o-y. Market share from 3-month active subscriber base was around 59% as of end of the reporting year.

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

	As of December 31,
	2020	2019	2018
Russia
Prepaid	28%	31%	36%
Contract and corporate	72%	69%	64%

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

  •
  Smart:  "Smart" is the family of integrated voice and data tariff plans for customers with active mobile data usage, which we believe will remain the main offer for a long period of time. "Smart" has a monthly fee for a bundle of all-net minutes and Internet. For the most of tariff plans the on-net calls above the bundle are free. Versions of "Smart" ("Smart" "My Smart," "X" for Youth segment, "Tarifische" with large Internet bundle and "Our Smart") differ by amount of minutes and megabytes included in the bundle and the corresponding monthly fee. "My Smart" is a personal tariff plan, where each user can adjust the tariff for their needs and select the required package of minutes and Internet. It was replaced by new "NE Tariff "in December 2020. "NE Tariff" has the same logic as "My Smart" with some new possibilities to include VAS services into the monthly fee. "Tarifische" is the tariff with large Internet bundle and option to adjust the tariff for personal needs and select the required package of minutes and unlimited Internet as an opt-in service. We also have tariff plan "Our Smart" for family segment with opportunity to share bundle of all-net minutes and Internet with 5 devices.

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

  •
  Convergent:  "All MTS" and "MY (We) MTS" are the family of integrated mobile and fixed line services with digital or satellite television. The purpose of "All MTS" is to strengthen the user base and reduce customer churn. "All MTS" has a monthly fee for a bundle (mobile, fix Internet and TV). The price for this tariff varies by region and depends on the competitive situation in the market.

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

        Our tariffs vary from plan to plan. The description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2020, the per-minute tariff for local calls within the MTS network varied from zero per minute to RUB 2.08 per minute. Different rates apply to local calls to other networks and vary from RUB 0.78 per minute to RUB 3.5 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from RUB 1.25 per minute for calls to the China and South Korea to RUB 62.5 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

Customer Payments and Billing

        We enroll new prepaid subscribers in an advance payment program. As of December 31, 2020, 73% of our consolidated subscriber base was enrolled in the advance payment program and 27% used a credit based system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2020, subscribers using the credit system of payment had credit limits of up to RUB 2.87 million for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty customers.

        We provide "in full confidence" service, which allows our Prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. As of December 31, 2020, subscribers using the "in full confidence" service had a maximum credit limit of RUB 345.3 thousands. Customer service representatives can set individual credit limits for subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similar to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

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

        In 2020, we changed our approach to new employees training. In particular, we focused on a digital training and application of acquired skills in practice. It allowed us to increase satisfaction of employees with trainings by 20%, as well as to enhance the Net Promote Score of the Call Center by 10%.

        Starting from April 2020, we launched a remote work regime for Call Center employees to keep a high performance of operators during the pandemic. By the end of 2020, 50% of the call center employees worked remotely keeping a high quality of service. The Net Promote Score of employees working remotely amounted to 58%.

        In 2020, we also launched customer service in WhatsApp and Apple business Chat in certain regions of Russia. In 2021, we are going to scale up the service for the whole Russia and connect additional messengers. It enables customers to communicate with MTS using a convenient platform.

        A mechanism of choosing an operator and call routing was developed on the basis of the previously received feedback from customers. It helped to increase the Net Promote Score for such customers by 8%.

        We also launched service for MTS ecosystem customers which allowed them to use mobile products and satellite TV with a single call. In 2021, the project will be scaled up for customers using fixed products (TV and home Internet).

        In addition, we launched a new Knowledge Management System which will enable us to significantly extend integration opportunities and unite the needs of certain units in one interface, as well as to enhance the service quality of MTS ecosystem products. We have plans for 2021 to launch the internal product completely, create a mobile version and integrate with other customer services systems.

        We also developed an intelligent Chat Bot that resolves certain issues and serves customers without a referral to the Call Center Chat. We implemented and extended mobile customer service scenarios, added a service of calls related to the fixed business, implemented handling of online communication quality complaints. In 2021, it is planned to continue developing the chat bot functionality, improve the training and analytics platform and integrate the service in relevant products of the company.

        In 2020, the first stage of a single ecosystem card implementation for MTS customers using telecom services and digital products was completed.

        We also managed to optimize our costs by 8% of the total number of mobile contact centers by robotization and automation of certain processes.

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

        LTE has the main priority while deploying Radio Access Network (81% of the RAN deployment was LTE in 2020) and 2G/3G investments decrease gradually in accordance with changes in network UE penetration structure and traffic migration.

        According to Technology Strategy in 2020 we continued frequencies re-farming in 1800 MHz , 2100 MHz and 900 MHz bands from 2G/3G to most efficient technology—LTE. Besides, we use Carrier Aggregation, 256 QAM, high order MIMO and other cutting edge technologies to provide better user experience for our customers. In 2020 MTS became the first company in Russia which obtained a license for the 5G spectrum resource in 24 GHz band.

        We chose NB-IoT as a target technology for LPWA IoT segment in 2018, and as of December 31, 2020 we provided NB-IoT coverage in 71 regions of Russia mostly in 1800 MHz band.

        We continue using modular architecture for Data Centers construction and, in 2020, we launched a new data center in Leningrad region. In addition, we chose OpenStack solution supplier for alternative infrastructure ecosystems development.

        We consider network reliability as one of our strategic priorities, and in 2020 we successfully stress-tested it: despite traffic growth due to the COVID-19 restrictions our main Network Quality Indicators remained at the target level.

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

        By the end of 2020 we had 8,076 LTE base stations shared with VEON Ltd. (VimpelCom) in 22 regions and VEON Ltd. (VimpelCom) had 6,831 LTE base stations shared with MTS in other 20 regions of Russia. Total amount of shared infrastructure nodes is 14,907 base stations servicing in 800 MHz, 1800 MHz and 2600 MHz bands FDD&TDD networks.

        In addition to network deployment investments and operational costs savings target architecture of the site sharing project includes frequency resources shared usage: by the end of 2019 networks in 32 regions of Russia run in shared 2600 band spectrum usage mode (MOCN concept). The project is being completed in 7 regions.

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

Network Infrastructure—Virtual Infrastructure

        The following projects have been launched in 2020:

  •
  EPC—prepared to initialization;

  •
  UDR—prepared to initialization;

  •
  SBC 2nd stage—prepared to initialization;

  •
  TCP Optimization—prepared to initialization.

        The following projects were finished in 2020:

  •
  UDC Novosibirsk;

  •
  SBC 1 st stage;

  •
  IMS (IP Multimedia Subsystem) 4 -d stage;

  •
  U2020 in MR North West.

        Two new multi-purpose modules of data-center started operating in Saint Petersburg for deployment of virtual platforms for telecommunication services and cloud services in 2020. In addition, we started construction of a new data-center in Novosibirsk.

Network Infrastructure—Energy Infrastructure

        One of the main goals in Energy Infrastructure is to decrease operational costs for electric energy.

        According to legislative acts of Russian Federation electric energy payment categories were introduced in 2012. This payment category can be chosen by a consumer in case of introduction of the electric energy accounting system, which allows to hourly monitor an electric energy usage and to report this information to the power supply companies with an accepted procedure.

        Considering these conditions we decided to deploy Electric Energy Accounting Automatic System (EEAAS). According to this trial projects of different EEAAS solutions were executed in different regions of Russia (Moscow, Nizhny Novgorod, Vologda, Saint Petersburg, Novosibirsk, Ekaterinburg and Republic of Karelia) in 2014-2015.

        EEAAS deployment projects were accepted in 2016 based on the analysis of those trials, System implementation started in 2016.

        Introduction of the EEAAS allowed to:

  •
  Reduce the electricity payments and operational costs;

  •
  Increase the level of precise accounting;

  •
  Implement an energy usage management and to track energy usage dynamics.

        The project implementation leads to reduction of payments for the electric energy. The savings in regions where EEAAS was deployed reached the amount of RUB 353,691 million for the period from 2017 to 2019.

Development and maintenance of the network

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use special radio planning tools supplied by TEOCO Corporation and radio propagation models supplied by Siradel SAS to assess new sites so that the network design and site development are coordinated. This software can create digital cellular coverage maps of our licensed areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and other obstacles and supports all necessary technologies, such as 2G, 3G, LTE and NB-IoT. In 2020, we started replacement of this TEOCO radioplanning tool by the new one, provided by Forsk. This new tool will allow us to make calculations of 5G networks and will have better performance. Replacement will be completed in 2021. To use these tools more effectively we purchase high quality 3D digital maps for more precise planning. Now we have new detail maps of 1010 cities in Russia. In addition we have implemented a new customized tool for investment planning to speed up the process of RAN development planning and make it more accurate. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network build-out.

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of the majority of these agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800, UMTS 2100 and UMTS 900 base stations at some of the same sites. In 2018 we started the NB IoT technology During 2018-2020, NB IoT technology was implemented on 36,905 base stations of LTE.

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

        To meet subscriber's demand and provide for an adequate inventory of numbering capacity, we previously entered into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges for an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2020, we had numbering capacity (federal and local) for approximately 34.68* million subscribers in the Moscow license area.

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

Handsets

        Nearly all of our handset sales consist of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment. Those handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. All LTE handsets support bandwidth LTE-FDD 2100 MHz (band 1), LTE-FDD 1800 MHz (Band 3), 2600 MHz (Band 7), LTE-FDD 900 MHz (band 8), 800 MHz (Band 20) and LTE-TDD 2600 MHz (band 38), also there are smartphones in our sales with LTE Advanced support. In 2020, we continued the process of implementation Voice over LTE and Wi-Fi Calling functions.

        From 2009, RTC, our wholly-owned subsidiary, started handling all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Apple, Samsung, Oppo, Vivo, Realme, Nokia, Alcatel, Xiaomi, Philips, Huawei, Honor, ZTE and others to purchase handsets. In 2020, we continued our cooperation with A-brand smartphone vendors. We also offer an array of mobile telephone accessories. Since 2009 we have been successfully selling MTS branded phones.

Fixed Line Services

        We offer fixed-line communications services in 56 regions across Russia, covering about 25 million households.

        Our other fixed line operations include the following communications services: voice, data and broadband Internet and pay TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. Based on TMT Consulting data, as of December 31, 2020, we were the largest operator in the Moscow residential broadband market in terms of subscribers, with a 38% market share. We also operate in Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels.

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

        As of December 31, 2020, MGTS had approximately 3.57 million active lines in service, a cable network of over 45,384 km, a fiber optic network of over 44,777 km and 1 841 payphones. Currently, MGTS has focused its efforts on the deployment of GPON, IP/MPLS technologies and an IMS core.

The old SDH equipment is being removed which results in the decreased number of E1 streams, a reduction in the copper network and the respective extension of the fiber optic network. MGTS also develops new services for IP TV, and MVNO as the convergent service for mobile and fixed telephony.

        The total installed capacity of the telephone network reached 0.595 million numbers on the TDM area (Time Division Multiplexing) and 5.18 million numbers on the IMS area (IP Multimedia Subsystem) as of December 31, 2020.

        Moscow fixed line operations customers consist of the following subscribers:

Moscow fixed line operations	December 31, 2020	December 31, 2019	December 31, 2018
Residential subscribers	84%	84%	84%
Corporate subscribers	8%	8%	8%
Public sector subscribers	8%	8%	8%

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

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation. The Federal Antimonopoly Service of the Russian Federation regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Revenues from regulated services are accounted for approximately 30% of service operating revenues of our Moscow fixed line operations in 2020, 33% in 2019 and 37% in 2018. The percentage decline is connected with gradual growth of operating revenues from non regulated services as a proportion of the overall operating revenues in 2020, 2019 and 2018. The Federal Antimonopoly Service of the Russian Federation sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Antimonopoly Service of the Russian Federation for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once per year. The Federal Antimonopoly Service of the Russian Federation has permitted MGTS to increase its tariffs several times.

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

        The following table presents certain operating data for our Moscow fixed line operations as of and for the years ended December 31, 2020, 2019 and 2018.

Moscow fixed line operations	December 31, 2020	December 31, 2019	December 31, 2018
Installed telephone lines on TDM (000s)(1)	0,595	0,683	1,050
Installed telephone lines on IMS (000s)(1)	5,180	5,180	5,180
Residential
Number of subscribers (000s)	2,545	2,684	2,686
CPP traffic (millions of minutes)	214	240	307
Corporate(2)
Number of active lines (000s)	492	525	561
Number of subscribers (000s)	43	46	49
CPP traffic (millions of minutes)	185	205	248

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

        The following table illustrates MGTS' regulated tariff development:

MGTS Regulated Tariffs	March 1, 2021	March 1, 2020	March 1, 2019
Residential(1)
Line rental
RUB per month	214	214	214
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	513	299	294
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	438	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Combined tariff plan—fee for fixed amounts of minutes(3)
RUB per month	242	28	—
Combined tariff plan-fee for each additional minute
RUB per minute	0.59	0.59	—
Corporate (non-governmental)(1)
Line rental
RUB per month	225	225	225
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	641	416	416
Combined tariff plan—fee for fixed amount of minutes(4)
RUB per month	804	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	225	215	215
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	641	416	416
Combined tariff plan—fee for fixed amount of minutes(4)
RUB per month	804	224	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58

(1)
Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.

(2)
The plan included 400 minutes per month.

(3)
This plan included 50 minutes per month.

(4)
This plan included 300 minutes per month.

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

        MGTS provides services for the design and construction of mobile and fixed-line networks for third-party Telecom operators.

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

        The following table presents certain operating data for our other fixed line operations in Russia as of and for the years ended December 31, 2020 and 2019.

Other fixed line operations	December 31, 2020	December 31, 2019
Residential
Number of subscribers (000s)(1)	6,044	5,940
Corporate(2)
Number of subscribers (000s)	119	96

(1)
Subscribers to broadband Internet, pay-TV, Wi-Max, voice and other services.

(2)
Includes state-owned enterprises and government agencies.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small and medium sized enterprises with up to several hundred employees. As of December 31, 2020, we had approximately 27,000 voice and 92,000 Internet corporate subscribers.

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

        SD-WAN from MTS—new generation technology for building wide area networks with intelligently network management capabilities that can support increasingly hybrid network architectures, the growing availability of next-generation fixed and mobile access technologies and different network types combinations such as public Internet and private VPNs. SD-WAN services provide much higher levels of manageability, flexibility and security for the customers networks and make MTS solutions easily scalably and cost effective.

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

        We had approximately 211 local fixed nodes in 64 regions of Russia, including Moscow, and 56 zonal fixed networks to provide telephony services to subscribers as of December 31, 2020. Our integrated intercity/international network is interconnected to more than 52 international operators.

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

        Internet Services. We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2020, we had 11% market share in the Russian Federation

        Pay TV. We operate a TV service based on IPTV service over ADSL and GPON technologies in Moscow. In addition, we offer pay TV services based on DVB C (digital television via cable connection), analog cable transmission and MMDS (wireless cable) technologies in most of the regions in which we are present. Since November 2013, we connect our subscribers only to the TV with digital quality and since 2017 we broadcast in 4K ultra HD quality. Special auxiliary equipment (set top box) allows pay TV subscribers to access more than 170 channels of digital quality, including channels of HD quality from a home television and channels of 4K ultra HD quality. International and Russian channels are included as part of the base services package.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee between RUB 499 RUB 999 per month in Moscow and a subscription fee of between RUB 190 RUB 2000 in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet, pay TV and Internet, Mobile, pay TV services for RUB 549 RUB 1,114 per month in Moscow and RUB 240 RUB 2,250 in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay TV channels being provided and level of competition in a particular region. In 2020, convergent bundles, that included Internet, TV and mobile services, had been developed rapidly. As a result we have acquired more than 515 thousand unique customers and achieved overall growth of convergent subscriber base up to more than 980 thousand subscribers in 52 regions (excluding Moscow), as of December 31, 2020.

Sales and Marketing

Moscow fixed line operations

        In 2020, MGTS continued monetization of its own high tech fiber optic network GPON and developed combining different services in packages, including convergent packages of mobile and fix services and online cinemas subscriptions. Promotional packages were offered to clients and included basic services, online cinemas subscriptions and high-speed Internet access. In order to expand and consolidate its market share, MGTS continued to enter the Moscow Region market through the construction of its own network, as well as through acquisition of local Internet service providers.

        By the end of 2020, 2.4 million subscribers were transferred to GPON. In 2021, MGTS plans to develop and implement new services as part of the concept of Smart Home and Smart City, participate in the cloud solutions market more actively, develop partnerships with delivery services and become a partner of iconic city projects.

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

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators in Moscow as of December 31, 2020:

MTS	24%
VEON Ltd. (VimpelCom)	17%
Akado	6%
Rostelecom	15%
Other	38%

Total	100%

Source: TMT Consulting.

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        According to TMT Consulting, as of December 31, 2020, fixed-line voice services' penetration was 27% in Russia. The following table sets forth the market shares of the primary fixed line operators for voice services in Russia as of December 31, 2020:

Company	Russia
MTS	18%
Rostelecom	74%
Other	8%
Total	100%

Source: TMT Consulting.

Internet

        According to TMT Consulting, as of December 31, 2020, broadband Internet penetration of households was 61% in Russia. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2020:

Company	Russia
MTS	11%
VEON Ltd. (VimpelCom)	8%
ER-Telecom	12%
Rostelecom	36%
Other	33%
Total	100%

Source: TMT Consulting.

Pay-TV

        According to TMT Consulting, as of December 31, 2020, pay TV penetration was 81% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2020:

Company	Russia
MTS	9%
Rostelecom	23%
Tricolor TV	27%
ER-Telecom	8%
Orion	7%
Other	26%
Total	100%

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

Network Infrastructure

Network Infrastructure—Transmission Networks

Backbone and Internet Networks

        Mobile, fixed and inter-carrier aggregated traffic increased in 2020: downlink (towards users) data throughput reached 7.06 Tbps (4.83 Tbps in 2019), uplink (from users) data throughput reached 2.27 Tbps (1.5 Tbps in 2019).

        The size of MTS fiber-optic networks increased by 9,004 km in 2020 and reached 249,712 km in total.

        The main factor affecting development of our backbone and internet networks in 2020 was the COVID-19 outbreak. The traffic of the backbone Internet network increased by 25% from 6 March 2020 through 2 April 2021. The backbone network successfully passed stress test.

        Development of the backbone network in 2020:

  •
  we launched the route Vologda-Kotlas (new line);

  •
  we launched the route Kotlas-Syktyvkar-Ukhta-Pechora-Vorkuta-Labytnangi-Salekhard (IRU).

Convergent network

        In accordance with our deployment plans, we completed the following projects in 2020:

  •
  New MBH nodes were deployed: 1,883 ; replacement of obsoleted MBH equipment is ongoing.

  •
  Micro wave links were deployed: 4,403.

  •
  The size of fronthaul fiber-optic has been increases by 5226 km.

  •
  More than 10 5G test zones were launched in different cities of Russia.

  •
  We implemented NCE Huawei system and Cisco WAE.

        We are negotiating launch of the shared network deployment and links interchange projects with other operators and signed the memorandum of understanding with respect to the potential projects. Memorandum defines a list of directions (parts of fiber-optic communication links) which are mutually interesting for both participants. Summarized length of provided communication links is approximately equal on both sides.

        We successfully completed testing of automated provisioning of new network elements. Request for proposal has been launched. We are planning to implement network automatisation in 2021 year. We have started developing automatic systems for our convergent network and reported first results on Layer123 World Congress.

        We plan to continue the rollout of SD-WAN in commercial usage in 2021.

        As a part of evolution of IPBB (IP Backbone) network equipment modernization is ongoing. The projects assume replacement of Cisco 7600 nodes for ASR9000 nodes due to an end of a support of 7600 nodes.

Satellite Network

        Optimized the existing SCPC backbone and VSAT networks.

        Preparation for work on the integration of new perspective satellite communication systems with 5G / LTE / IoT networks.

        New BTS has been mounted on the South Pole. There was build new satellite connections for a base stations on a Progress and Novolazarevskaya pole stations.

        MTS is part of a team of a new satellite systems.

Public Switching Telephone networks (PSTN)

        The network infrastructure we maintain in Moscow is substantially different to the infrastructures we use in the regions. In Moscow, primarily we have organic growth, while our regional development has largely been through the acquisition of companies with different business models and a focus on different services. As a result, the network infrastructures in the regions outside Moscow and the technologies used to support such infrastructures are different from the network infrastructure established in Moscow and which we currently own. Now telephone network in Moscow and Moscow region has a capacity of more than 1,086,455 telephone numbers.

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

        As of December 31, 2020, in Moscow and the Moscow region we had a wireless broadband network including 459 base and subscriber stations in the 5-6 GHz frequency band and also near 154 radio-relay lines in the 70-80 GHz frequency band.

        For the provision of Internet access, IP-telephony and other services, we have our own IP network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

Russia

        As of December 31, 2020 we provided cable Internet access to about 10.6 million households and cable TV access to about 10.3 million households. The access equipment used are Ethernet switches, IP DSLAM and Optical Receivers. We mainly use FTTB technology for Internet (10.2 million households)

and CATV access, which can provide speeds up to 1 Gb/s per building and up to 300 channels CATV (analog and digital). In 2011, we started to roll-out DVB-C technology for a cable TV service. Currently, we have digital TV service (DVB-C&DVB-S2) in approximately 200 cities and localities with 5,45 million of subscribers. In 2014, we started to roll-out an advanced hybrid TV service (DVBC/DVB-S2/IPTV+IP/VOD, CatchUp). By December 2020, we launched Hybrid TV platform with an IPTV commercial service in Moscow and more than 50 other regions, DVB-C/IP Hybrid commercial service in nearly 100 regional cities and DVB-S2/IP Hybrid commercial service all over Russia including 3 UHD channels using HEVC (H.265) format. Total number of connected hybrid TV users is about 0,52 million. During 2019 and 2020 MTS was executing migration from existing Hybrid TV platform to new unified TV platform.

        In September 2019 MTS has launched new unified TV platform and started sales in OTT (mobile) TV segment with TV applications for smartphones, pads, Smart TV, Android-based STBs and PC browsers. Migration process for fixed and segments (Hybrid IPTV, DVB-C, DVB-S) was started in the middle of 2020 with active phase completed in December 2020. During 1st half of 2021 migration in DVB-S and B2B segments is planned to be completed. Number of subscribers activated in OTT segment as of December 31, 2020 amounted to 4,15 million. In order to deliver video traffic to OTT users MTS launched 5 CDN point of presence (6th PoP will be launched in early 2021) with total bandwidth up to 170 Gbits/sec.

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

        Our principal suppliers are: Huawei, Iskratel, Oracle-PSTN switching equipment and SBC; Ericsson, Harmonic, Summavision, Teleste, Lifestream—equipment of Digital TV station; Irdeto, Verimatrix—CAS TV systems; Huawei—Hybrid TV platform; Cisco Systems, Huawei, Juniper-FTTB core; Cisco Systems, Alcatel, Coreant, Huawei, FiberHome, D-Link-FTTB aggregation-access.

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

        In 2020, the measures for combating COVID-19 which included restrictions on movement had a significant impact on the seasonality of our roaming revenues and resulted in the reduction in international roaming of our subscribers and income from guest subscribers.

        The COVID-19 outbreak has had a significant impact on the development of the telecommunications industry and contributes to the development of digital services. We recorded an increase in the consumption of internet traffic in mobile and fixed networks as well as, an increase in the number of users of online services, TV users and others OTT applications.

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

        The Federal Service for Supervision of Communications, Information Technology and Mass Media (Roskomnadzor) is a federal executive body that supervises and controls certain areas of communications and information technologies, including:

  •
  the issuance of licenses and permissions in the area of communications and information technologies;

  •
  the registration of radio-electronic and high-frequency equipment;

  •
  the assignment of radio frequencies based on decisions taken by the State Commission For Radio Frequencies and registration of such assignments;

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

        The State Commission For Radio Frequencies is an inter-agency coordination body acting under the Ministry of Digital Development, Communications and Mass Media of the Russian Federation which is responsible for the regulation of the radio frequency spectrum, develops long-term policy for frequency allocation in the Russian Federation and decides on the allocation of frequency bands.

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

        Other regulatory authorities.    The Russian Federal Service for Surveillance on Consumer Rights Protection and Human Wellbeing (Rospotrebnadzor) is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights. The Federal Service for State Registration, Cadastre and Cartography (Rosreestr) is responsible for registering certain telecommunications infrastructure that is considered real property in accordance with Government Decree No. 68 dated February 11, 2005. The Federal Financial Monitoring Service (Rosfinmonitoring) is a federal executive body responsible for countering money laundering and terrorism financing. Mobile operators are to comply with Federal Law No. 115-FZ dated August 7, 2001 "On Combating Money Laundering and Terrorist Financing."

Licensing of Telecommunications Services and Radio Frequency Allocation

        Telecommunications licenses are issued based on the Federal Law on Communications and Government Decree No. 480 dated May 24, 2014 on Bidding Process (Auctions, Tenders) for Receipt of Telecommunications License. Under these regulations, licenses may be issued and renewed for periods ranging from three to twenty-five years. Several different licenses to conduct different communication services may be issued to one entity. Provided the licensee has conducted its activities in accordance with the applicable law and terms of the license, renewals may be obtained upon application to the Federal Service for Supervision of Communications, Information Technology and Mass Media. Officials of the Federal Service for Supervision of Communications, Information Technology and Mass Media have broad discretion with respect to both issuance and renewal procedures.

        A company must complete a multi-stage process before the commercial launch of its communications network. A company must:

  •
  receive a license from the Federal Service for Supervision of Communications, Information Technology and Mass Media to provide communications services;

  •
  obtain approval to use specific frequencies within the specified band from the State Commission For Radio Frequencies if providing wireless telecommunications services; and

  •
  obtain permission from the Federal Service for Supervision of Communications, Information Technology and Mass Media for network operations. To receive this permission, a wireless telecommunications services provider must develop a frequency assignment and site plan, which is then reviewed and certified by the Federal Service for Supervision of Communications, Information Technology and Mass Media for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Federal Service for Supervision of Communications, Information Technology and Mass Media has discretion to modify this plan, if necessary, to ensure such compatibility. Effective January 1, 2004, licenses may be transferred in case of mergers or other reorganizations of the licensee upon application by a transferee as a new license holder. Additionally, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation has declared that agreements on the provision of telecommunications services must be concluded and performed by the license holder.

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

        The license may also be terminated by the Federal Service for Supervision of Communications, Information Technology and Mass Media in a number of cases, including liquidation of a license holder. A suspension or termination of a license may be appealed in court.

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

        The following one-time license fee is payable irrespective of the number of regions covered by the license: RUB 7,500 for services involving, among other things, the use of a frequency spectrum and the lease of communication channels. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction. The official fee of RUB 750 is to be paid for renewing (re-issuing) the license.

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

        The Federal Law on Communications empowers the Russian government to determine and annually review the list of licensing requirements applicable to various communication services being licensed. The list of licensing requirements was enacted by Government Decree No. 2385 dated December 30, 2020. Licenses also generally contain a number of other detailed conditions, including a date by which service must begin, technical standards and certain other terms and conditions. We have either commenced service by the applicable deadline or received an extension of the applicable deadline for all of our licenses.

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

        Further, certain high-frequency equipment, a list of which was approved by Government Decree No. 539 dated October 12, 2004 (as amended), manufactured or used in the Russian Federation, requires special permission from the Federal Service for Supervision of Communications, Information

Technology and Mass Media. Failure to receive such certification could result in the mandatory cessation of the use of such equipment. In accordance to Government Decree No. 1252 dated November 27, 2014, the equipment can be shared by operators according to their agreement and certificate of the Federal Service for Supervision of Communications, Information Technology and Mass Media. In accordance with the Federal Law No. 204 dated June 23, 2016, the radio frequency spectrum can be shared by operators according to their agreement. In the case of shared-use of the radio frequency spectrum for the provision of telecommunications services each operator should have proper telecommunications services license.

Competition, Interconnect and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. The Federal Law on Communications and Presidential Decree No. 221, enacted on February 28, 1995, as amended, on Measures for Streamlining State Regulation of Prices (Tariffs) allow for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies." Government Decree No. 637, dated October 24, 2005 (as amended) authorized the FAS to set the following tariffs for the natural monopolies in the communications market, including:

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

        In addition, companies which are found to have dominant position on relevant markets may be subject to certain FAS restrictions in conducting their business, including in relation to pricing, acquisitions, geographical expansion, and associations and agreements with competitors. On January 5, 2016, the new version of the Federal law No. 135-FZ "On Protection of the Competition" came into force and the regulations in relation to the register of companies holding market share excess 35% were repealed. Nowadays, dominant position should be on case-by-case basis. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations."

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

  •
  MGTS must comply with the mandatory orders of the Federal Service for Supervision of Communications, Information Technology and Mass Media issued if non-compliance with law was identified as a result of monitoring of MGTS' interconnect terms; and

  •
  MGTS must comply with the tariffs for interconnect and traffic transit where determined by the Federal Agency of Communications.

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

Calling Party Pays

        In March 2006, the Federal Law on Communications was amended to incorporate a "calling party pays" scheme effective as of July 1, 2006. Prior to the implementation of the "calling party pays" principle, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the current system, fixed line operators charge their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by the Federal Service for Supervision of Communications, Information Technology and Mass Media and is known as the settlement rate.

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

        In accordance with the abovementioned amendments to the Federal Law on Communications (came into force in July, 2018) the telecommunications operators have to store and to provide to the authorities upon request the information on the facts of receiving, transmitting, delivering and (or) processing of voice information, text messages, images, sounds, video, or other communications by their subscribers, as well as relevant messages themselves.

        The implementation of these amendments has a material effect on telecommunications operators' financials and performance, see also "Item 3. Key Information—D. Risk Factors."

Subscribers identification

        The Federal Law No 245 dated July 29, 2017, amended the Federal Law on Communications to prevent the conclusion of the contract on the provision of services of mobile communications without proper identification of the subscriber (user) of communication services.

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

Personal data

        We are subject to laws and regulations regarding privacy and protection of the user data, including the Federal Law No. 152-FZ "On Personal Data" dated July 27, 2006 (the "Personal Data Law"). The notion of "personal data" under Russian law includes any data which relates (directly or indirectly) to an identified or identifiable individual. There is no closed list of information which denotes personal data and any data (or set of data) which identifies a specific individual is treated as personal data. Typically name and contact details are considered to be personal data. The amendments to the Personal Data Law implemented by the Federal Law No. 519 dated December 30, 2020 (which entered into force on March 1, 2021) set forth new rules on processing of a specific type of personal data, being personal data which are made available to the general public (the "Relevant Data").

        Russian law uses the term "data operator" to denote a person who determines the scope and purposes of the processing (this notion is equivalent to the notion of the "data controller" under the European Union General Data Protection Regulation). Russia also has a notion of "person involved into the data processing by the data operator" which is equivalent to the notion of "data processor" under the European Union General Data Protection Regulation.

        The Personal Data Law, among other things, requires, subject to a limited number of exceptions, that an individual provide specific, informed and conscious consent to any processing (i.e. any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data. In respect of most types of data, the Personal Data Law does not require the consent to be in writing (under the Personal Data Law, "in writing" means hand-written or subject to qualified electronic signature) but requires that the consent be in a form that, from an evidential perspective, sufficiently attests to that the data subject.

        The consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the data subject's race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any biometrics; (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects (e.g. under Russian law, the United States is one of such states); and (iv) the certain types processing of an employee's personal data, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature.

Procedure for concluding subscription contracts

        The Federal Law No 533-FZ dated December 30, 2020 (will come into force in June 1, 2021), amended the Federal Law on Communications to tighten the procedure for concluding subscription contracts, including:

  •
  The Federal Law introduces the concept of "IMEI". Subscribers have the right to enter in their profile in the Integrated Identification and Authentication System (IIAS) information about the subscriber number and (or) IMEI used by them. If the subscriber's device is lost, he may report this to the operator through the IIAS. Subject to the confirmation of an IMEI number, telecommunications operators should stop providing telecommunications services for the lost device. The introduction of IMEI control in the presence of subscriber devices with the same IMEI, including bona fide owners (users), will lead to a violation of the rights of such bona fide owners.

  •
  The possibility of remote conclusion of subscription contracts by means of a Simple Electronic Signature obtained during a personal visit to the office of the telecommunications operator will be excluded.

  •
  The conclusion of subscription contracts for devices with eSIM technology on the Internet will be possible only through the Unified Biometric System and the Enhanced Qualified Signature.

  •
  Provision of telecommunications services to corporate clients will be possible only if information about their users is entered in the IIAS. Telecommunications operators will be required to check the availability of such information in the IIAS from December 1, 2021 and stop providing telecommunications services to users with unreliable personal data.

  •
  Provision of telecommunications services to corporate clients for M2M devices will be possible only if information about the subscriber number, address of the corporate client or location of the device, and other information is entered in the IIAS which will create additional restrictions for the development of M2M services, including Internet of Things projects.

  •
  Roskomnadzor will create an information system for monitoring to check the work of telecommunications operators. Telecommunications operators will need to refine their business processes and IT-systems to connect to the information system for monitoring.

Licenses

Mobile Services

        The following table shows, as of March 29, 2021, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM, LTE and UMTS services:

License Region	License	Radio Access Networks Technologies	License number	Expiry date
Moscow License Area
Moscow	MTS PJSC	GSM/UMTS-900, GSM/UMTS/LTE –1800	182375	April 28, 2023
Moscow region	MTS PJSC	GSM/UMTS-900, GSM/UMTS/LTE –1800	182375	April 28, 2023
St. Petersburg License Area
St. Petersburg	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Leningrad region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Russian Regional License Areas
European Russia
Adygeya Republic	MTS PJSC	GSM-900, GSM/LTE-1800	160409	April 28, 2023
Arkhangelsk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Astrakhan region	MTS PJSC	GSM/LTE-1800	162943	October 18, 2021
Astrakhan region	MTS PJSC	GSM-900	168186	December 11, 2023
Bashkortostan Republic	MTS PJSC	IMT-MC/LTE-450, IMT-MC/UMTS/LTE-2100	170616	November 21, 2021
Bashkortostan Republic	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	172049	August 22, 2022
Belgorod region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Bryansk region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Chechen Republic	MTS PJSC	GSM/LTE-1800	149829	April 28, 2021
Chechen Republic	MTS PJSC	GSM/LTE-1800	186313	April 28, 2026
Chechen Republic	MTS PJSC	GSM-900	173072	June 10, 2024
Chuvashia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168624	December 30, 2023
Dagestan Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168612	December 30, 2023
Ingushetia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168623	December 30, 2023
Ivanovo region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Kabardino-Balkar Republic	MTS PJSC	GSM/LTE-1800	168617	December 30, 2023
Kabardino-Balkar Republic	MTS PJSC	GSM-900	173071	June 10, 2024
Kaliningrad region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Kalmykia Republic	MTS PJSC	GSM-900	184789	January 25, 2026
Kalmykia Republic	MTS PJSC	GSM/LTE-1800	168620	December 30, 2023
Kaluga region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	174800	April 28, 2023
Karachaevo-Cherkesia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168613	December 30, 2023
Karelia Republic	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Kirov region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	171610	April 28, 2023
Komi Republic	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	184256	August 22, 2022

License Region	License	Radio Access Networks Technologies	License number	Expiry date
Kostroma region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	174800	April 28, 2023
Krasnodar region	MTS PJSC	GSM-900, GSM/LTE-1800	152085	May 30, 2022
Kursk region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Lipetsk region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Mari-El Republic	MTS PJSC	GSM-900, GSM/LTE-1800	148177	January 15, 2022
Mordovia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168618	December 30, 2023
Murmansk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Nenetsk Autonomous region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Nizhny Novgorod region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Novgorod region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Orel region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Orenburg region	MTS PJSC	GSM-900, GSM/LTE-1800	171610	April 28, 2023
Orenburg region	MTS PJSC	GSM/LTE-1800	136448	October 21, 2025
Penza region	MTS PJSC	GSM-900	86436	May 6, 2026
Penza region	MTS PJSC	GSM-900, GSM/LTE-1800	162944	September 2, 2022
Perm region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	171610	April 28, 2023
Perm region (Komi-Permyak region)	MTS PJSC	GSM/LTE-1800	136451	October 21, 2025
Perm region (excluding Komi-Permyak region)	MTS PJSC	GSM/LTE-1800	136450	October 21, 2025
Pskov region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Rostov region	MTS PJSC	GSM-900, GSM/LTE-1800	182093	July 1, 2025
Ryazan region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Samara region	MTS PJSC	GSM-900, GSM/LTE-1800	156890	December 30, 2022
Saratov region	MTS PJSC	GSM-900, GSM/LTE-1800	153739	July 11, 2022
Severnaya Osetia-Alania Republic	MTS PJSC	GSM-900, GSM/LTE-1800	144270	September 1, 2021
Severnaya Osetia-Alania Republic	MTS PJSC	GSM/LTE-1800	136449	October 21, 2025
Smolensk region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Stavropol region	MTS PJSC	GSM-900, GSM/LTE-1800	168615	December 30, 2023
Tambov region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Tatarstan Republic	MTS PJSC	GSM-900, GSM/LTE-1800	152516	June 26, 2022
Tula region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Tver region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Udmurt Republic	MTS PJSC	GSM-900, GSM/LTE-1800	171610	April 28, 2023
Ulyanovsk region	MTS PJSC	GSM-900	86435	May 6, 2026
Ulyanovsk region	MTS PJSC	GSM/LTE-1800	168614	December 30, 2023
Vladimir region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Volgograd region	MTS PJSC	GSM/LTE-1800	145059	October 4, 2021
Volgograd region	MTS PJSC	GSM-900	172368	February 26, 2024
Vologda region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161213	April 28, 2023
Voronezh region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	174800	April 28, 2023
Yaroslavl region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Asian Russia
Altai Republic	MTS PJSC	GSM/LTE-900	182985	July 19, 2021
Altai Republic	MTS PJSC	GSM/LTE-1800	168621	December 30, 2023
Altai region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	167990	September 8, 2021
Amur region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Amur region	MTS PJSC	GSM/LTE 1800	136447	October 21, 2025
Buryatiya Republic	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Chelyabinsk region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	171610	April 28, 2023
Chukotsk Autonomous region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Irkutsk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Jewish Autonomous region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Kamchatka region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Kemerovo region	MTS PJSC	GSM-900, GSM/LTE-1800	168616	December 30, 2023
Khabarovsk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Khakassiya Republic	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	177989	September 13, 2021
Khanty Mansiysk Autonomous region	MTS PJSC	IMT-MC/LTE-450, IMT-MC/UMTS/LTE-2100	165418	May 23, 2023
Khanty Mansiysk Autonomous region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	171610	April 28, 2023
Krasnoyarsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	182986	May 7, 2023

License Region	License	Radio Access Networks Technologies	License number	Expiry date
Kurgan region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	171610	April 28, 2023
Magadan region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Novosibirsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	167216	February 21, 2022
Omsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	170007	December 20, 2021
Primorsky region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Sakha Republic (Yakutia)	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Sakhalin region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Sverdlovsk region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	171610	April 28, 2023
Tomsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	167991	June 5, 2023
Tyumen region	MTS PJSC	GSM/UMTS-900, GSM/LTE –1800	171610	April 28, 2023
Tyva Republic	MTS PJSC	GSM/LTE-1800	168622	December 30, 2023
Tyva Republic	MTS PJSC	GSM/UMTS/LTE-900	182984	July 19, 2021
Yamalo-Nenetsk Autonomous region	MTS PJSC	GSM-900, GSM/LTE-1800	171610	April 28, 2023
Zabaykalsky region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE –1800	161216	April 28, 2023
Russian Federation
European Russia	MTS PJSC	LTE-800,2600	101247	July 25, 2022
European Russia, except Crimea Republic, Sevastopol	MTS PJSC	UMTS/LTE-2100	167215	May 21, 2022
European Russia, except Moscow, Moscow region, Crimea Republic, Sevastopol	MTS PJSC	LTE-2600	142343	April 15, 2026
Moscow, Moscow region	MTS PJSC	LTE	147353	December 29, 2021
Russian Federation, except Crimea Republic, Sevastopol	MTS PJSC	5G/IMT-2020	183416	July 16, 2025
Armenia
Armenia	MTS Armenia CJSC	LTE-800, GSM/UMTS-900, GSM/LTE-1800, UMTS-2100, LTE-2600		November 4, 2034
Belarus
Belarus	Mobile Telesystems LLC	GSM/UMTS/NB-IoT-900, GSM-1800, UMTS-2100, LTE-1800/2600 (MOCN sharing)(1)		April 30, 2022

(1)
The LTE radio access network in Belarus is owned by a national company beCloud as a Single Wholesale Network, implemented on-board of existing MNOs infrastructure (MTS, A1, Life), using 1800 and 2600 MHz frequency bands.

Mobile Virtual Network

License Region	Licensee	Expiry date
Moscow, Moscow region	MGTS PJSC	August 2, 2023

        Each of our licenses requires service to be started by a specific date. We have met this target or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses (except for Uzbekistan, see Note 35 to our audited consolidated financial statements). We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Fixed Line Services

        The following table shows, as of March 29, 2021, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MTS PJSC	Russian Federation	178568	February 16, 2027
MTS PJSC	Moscow	185275	February 16, 2026
MTS PJSC	Moscow	150064	March 30, 2022
MTS PJSC	Moscow region	135027	November 21, 2021
MTS PJSC	Moscow region	150058	March 30, 2022
MGTS PJSC	Moscow	166444	December 11, 2023
MGTS PJSC	Moscow	161957	July 10, 2023
MGTS PJSC	Moscow region	169795	April 17, 2024
MGTS PJSC	Moscow, Moscow region	180455	July 28, 2025
Progressivniye Technologii CJSC	Moscow region	169311	July 27, 2023
MTS PJSC	St. Petersburg	169450	January 19, 2024
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region	150052	April 17, 2022
MTS PJSC	Leningrad region	147354	December 7, 2021
MTS PJSC	Altai Republic	148176	February 17, 2022
MTS PJSC	Altai region	146073	October 24, 2021
MTS PJSC	Altai region	158899	February 27, 2023
MTS PJSC	Amur region	146092	October 24, 2021
MTS PJSC	Arkhangelsk region	169456	January 19, 2024
MTS PJSC	Astrakhan region	146080	October 24, 2021
MTS PJSC	Astrakhan region	169454	January 19, 2024
MTS PJSC	Bashkortostan Republic	135028	November 21, 2021
MTS PJSC	Bashkortostan Republic	149173	March 5, 2022
MTS PJSC	Belgorod region	173482	April 10, 2024
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region	158901	February 7, 2023
MTS PJSC	Buryatiya Republic	159602	April 18, 2023
MTS PJSC	Chelyabinsk region	146074	October 24, 2021
MTS PJSC	Chelyabinsk region	135967	December 15, 2021
MTS PJSC	Chuvashia Republic	159599	April 11, 2023
MTS PJSC	Dagestan Republic	152517	June 5, 2022
MTS PJSC	Irkutsk region (except for the Ust-Ordyn Buryat Autonomous District)	146069	October 24, 2021
MTS PJSC	Ivanovo region	146068	October 24, 2021
MTS PJSC	Kaliningrad region	156888	December 17, 2022
MTS PJSC	Kaliningrad region	169457	January 19, 2024
MTS PJSC	Kaluga region	182094	July 3, 2025
MTS PJSC	Karelia Republic	169448	January 19, 2024
MTS PJSC	Kemerovo region	168619	December 26, 2023
MTS PJSC	Kemerovo region	169451	January 19, 2024
MTS PJSC	Khabarovsk region	149647	March 15, 2022
MTS PJSC	Khabarovsk region	146066	October 24, 2021

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Khakassiya Republic	140458	June 6, 2021
MTS PJSC	Khanty Mansiysk Autonomous region	160629	December 1, 2021
MTS PJSC	Khanty Mansiysk Autonomous region	164187	October 24, 2021
MTS PJSC	Kirov region	149653	March 15, 2022
MTS PJSC	Kirov region	146089	October 24, 2021
MTS PJSC	Komi Republic	146079	October 24, 2021
MTS PJSC	Komi Republic	169449	January 19, 2024
MTS PJSC	Krasnodar region	146067	October 24, 2021
MTS PJSC	Krasnodar region	163840	August 1, 2023
MTS PJSC	Krasnoyarsk region	158902	February 27, 2023
MTS PJSC	Krasnoyarsk region (except for the Evenk Autonomous District)	146087	October 24, 2021
MTS PJSC	Kurgan region	170433	February 17, 2024
MTS PJSC	Kurgan region	146086	October 24, 2021
MTS PJSC	Kursk region	176685	August 28, 2024
MTS PJSC	Mari El Republic	159600	April 11, 2023
MTS PJSC	Murmansk region	169455	January 19, 2024
MTS PJSC	Nizhny Novgorod region	146075	October 24, 2021
MTS PJSC	Nizhny Novgorod region	174356	October 1, 2024
MTS PJSC	Novgorod region	169453	January 19, 2024
MTS PJSC	Novosibirsk region	146071	October 24, 2021
MTS PJSC	Novosibirsk region	158896	February 27, 2023
MTS PJSC	Omsk region	146088	October 4, 2021
MTS PJSC	Omsk region	145060	October 4, 2021
MTS PJSC	Orel region	155416	October 3, 2022
MTS PJSC	Orel region, Voronezh region	155415	October 24, 2022
MTS PJSC	Orenburg region	149644	March 15, 2022
MTS PJSC	Orenburg region	146072	October 24, 2021
MTS PJSC	Penza region	149649	March 15, 2022
MTS PJSC	Penza region	150057	March 14, 2022
MTS PJSC	Perm region	146078	October 24, 2021
MTS PJSC	Perm region	135956	December 15, 2021
MTS PJSC	Primorsky region	149648	March 15, 2022
MTS PJSC	Primorsky region	146070	October 24, 2021
MTS PJSC	Rostov region	146084	October 24, 2021
MTS PJSC	Rostov region	163838	August 1, 2023
MTS PJSC	Ryazan region	138952	December 23, 2021
MTS PJSC	Ryazan region	182084	July 3, 2025
MTS PJSC	Sakha Republic (Yakutia)	146076	October 24, 2021
MTS PJSC	Sakhalin region	146081	October 24, 2021
MTS PJSC	Samara region	146090	October 24, 2021
MTS PJSC	Samara region	176558	December 31, 2024
MTS PJSC	Saratov region	149654	March 15, 2022
MTS PJSC	Saratov region	159597	April 18, 2023
MTS PJSC	Severnaya Osetia-Alania Republic	163839	August 1, 2023
MTS PJSC	Severnaya Osetia-Alania Republic	152518	June 5, 2022
MTS PJSC	Smolensk region	158900	February 27, 2023
MTS PJSC	Sverdlovsk region	185834	March 15, 2026
MTS PJSC	Sverdlovsk region	149645	March 15, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Tambov region	149180	February 28, 2022
MTS PJSC	Tatarstan Republic	146082	October 24, 2021
MTS PJSC	Tatarstan Republic	161954	May 23, 2023
MTS PJSC	Tomsk region	146094	October 24, 2021
MTS PJSC	Tomsk region	158904	February 27, 2023
MTS PJSC	Tver region	157431	August 4, 2022
MTS PJSC	Tver region	158903	February 27, 2023
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135962	December 1, 2021
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	154794	August 31, 2022
MTS PJSC	Udmurt Republic	149650	March 15, 2022
MTS PJSC	Udmurt Republic	146091	October 4, 2021
MTS PJSC	Ufa, Bashkortostan Republic	131715	September 8, 2021
MTS PJSC	Ulyanovsk region	149171	February 28, 2022
MTS PJSC	Ulyanovsk region	135960	December 15, 2021
MTS PJSC	Volgograd region	146085	November 17, 2021
MTS PJSC	Volgograd region	170831	March 4, 20124
MTS PJSC	Vologda region	169452	January 19, 2024
MTS PJSC	Yaroslavl region	146077	October 24, 2021
MTS PJSC	Zabaykalsky region	180446	May 6, 2025
MTS PJSC	Sakha Republic (Yakutia)	184096	August 25, 2025
MTS PJSC	Kemerovo region (Mezhdurechensk)	184255	December 27, 2021
MTS PJSC	Khakassiya Republic	186516	February 19, 2026
Zelenaya Tochka Group	Lipetsk region	180988	February 16, 2025
Zelenaya Tochka Group	Tambov region	135050	November 21, 2021*
Zelenaya Tochka Group	Stavropol region	164791	July 12, 2023
Zelenaya Tochka Group	Lipetsk region	139196	February 16, 2021
Zelenaya Tochka Group	Lipetsk region	133869	October 31, 2021*
Zelenaya Tochka Group	Stavropol region	157699	December 6, 2022
Telematic Services
MTS PJSC	Russian Federation	101246	July 25, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Republic of Crimea, Sevastopol	142346	April 15, 2026
Navigation Information Systems CJSC	Russian Federation	161286	December 26, 2022
MKS Balashikha	Moscow region (Balashikha)	149925	June 19, 2021
Progressivniye Technologii CJSC	Moscow, Moscow region	169314	July 28, 2021
MGTS PJSC	Moscow, Moscow region	145447	December 11, 2021

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	145056	October 4, 2021
MTS PJSC	Komi Republic, Perm region, Orenburg region, Orel region, Nizhny Novgorod region, Lipetsk region, Moscow, Kostroma region, Smolensk region, Kirov region, Kaluga region, Ivanovo region, Bryansk region, Belgorod region, Moscow region, Kursk region, Voronezh region, Tyumen region, Sverdlovsk region, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Pskov region, Yaroslavl region, Ryazan region, Vladimir region, Udmurt Republic, Tver region, Tula region, Tambov region, YamaloNenetsk Autonomous region, Amur region	184788	February 15, 2026
MTS PJSC	Adygeya Republic	182548	July 15, 2025
MTS PJSC	Altai Republic	152081	May 22, 2022
MTS PJSC	Altai region	147352	December 1, 2021
MTS PJSC	Astrakhan region	182549	July 15, 2025
MTS PJSC	Bashkortostan Republic	140459	June 21, 2021
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	182082	June 17, 2025
MTS PJSC	Chechen Republic	156889	December 6, 2022
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak District of the Kamchatka region	182535	August 13, 2025
MTS PJSC	Chuvashia Republic, Mordovia Republic	131717	September 14, 2021
MTS PJSC	Dagestan Republic, Ingushetia Republic, Kabardino-Balkar Republic, Karachaevo-Cherkesia Republic, Severnaya Osetia-Alania Republic	131721	September 14, 2021
MTS PJSC	Kalmykia Republic	182550	July 28, 2025
MTS PJSC	Khabarovsk region	181220	June 17, 2025
MTS PJSC	Khakassiya Republic	182085	June 17, 2025
MTS PJSC	Krasnodar region	182541	July 15, 2025
MTS PJSC	Krasnoyarsk region	161221	May 7, 2023
MTS PJSC	Mari El Republic	131716	September 14, 2021
MTS PJSC	Novosibirsk region	138258	April 13, 2021
MTS PJSC	Novosibirsk region	186312	April 13, 2026
MTS PJSC	Penza region	179663	April 1, 2025
MTS PJSC	Primorsky region	135961	December 21, 2021
MTS PJSC	Republic of Khakassia	181217	May 31, 2025
MTS PJSC	Rostov region	134507	October 26, 2021
MTS PJSC	Sakha Republic (Yakutia)	182088	July 15, 2025
MTS PJSC	Samara region	181215	May 26, 2025

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Saratov region	181210	May 31, 2025
MTS PJSC	Stavropol region	181221	May 26, 2025
MTS PJSC	Tatarstan Republic	182545	July 15, 2025
MTS PJSC	Tomsk region	182086	June 17, 2025
MTS PJSC	Tyva Republic	182546	July 28, 2025
MTS PJSC	Ulyanovsk region	181208	May 31, 2025
MTS PJSC	Volgograd region	181213	May 30, 2025
MTS PJSC	Zabaykalsky region	172247	June 5, 2024
MTS Media	Russian Federation	182309	April 6, 2025
Zelenaya Tochka Group	Belgorod region	178213	December 11, 2024
Zelenaya Tochka Group	Lipetsk region	179043	December 9, 2024
Zelenaya Tochka Group	Bashkortostan Republic	179060	February 16, 2025
Zelenaya Tochka Group	Tambov region	135052	October 5, 2021*
Zelenaya Tochka Group	Stavropol region	164792	July 12, 2023
Zelenaya Tochka Group	Stavropol region	171466	February 17, 2024
Zelenaya Tochka Group	Primorsky region	181008	March 31, 2025
Zelenaya Tochka Group	Stavropol region	140769	April 28, 2021
Zelenaya Tochka Group	Russian Federation	133870	September 8, 2021*
Zelenaya Tochka Group	Stavropol region: Stavropol	158709	July 28, 2021
Zelenaya Tochka Group	Stavropol region	136783	December 1, 2021*
Zelenaya Tochka Group	Stavropol region	157700	December 6, 2022
Zelenaya Tochka Group	Russian Federation	152526	April 16, 2022
Zelenaya Tochka Group	Stavropol region	169446	November 15, 2023
Leased Communications Circuits
MTS PJSC	Russian Federation, except Crimea Republic, Sevastopol	167992	December 29, 2021
Sputnikovoe TV LLC	Russian Federation	176892	August 2, 2023
MTS PJSC	Moscow, Moscow region, Komi Republic, Kostroma region, Tver region	166958	November 24, 2023
MGTS PJSC	Moscow, Moscow region	166443	December 11, 2023
Progressivniye Technologii CJSC	Moscow, Moscow region	180134	June 30, 2025
MKS Balashikha LLC	Moscow region (Balashikha)	156128	June 22, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	149174	March 1, 2022
MTS PJSC	Adygeya Republic, Krasnodar region	182544	July 15, 2025
MTS PJSC	Aginski Buryatski Autonomous District	135959	December 1, 2021
MTS PJSC	Aginski Buryatski Autonomous District of the Penza region	135963	December 1, 2021
MTS PJSC	Astrakhan region, Stavropol region	181206	May 31, 2025
MTS PJSC	Bashkortostan Republic	161223	May 7, 2023
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	173073	July 2, 2024
MTS PJSC	Buryatiya Republic	130983	August 25, 2021
MTS PJSC	Chukotsk Autonomous region	174038	August 6, 2024
MTS PJSC	Chuvashia Republic	182552	July 28, 2025
MTS PJSC	Dagestan Republic	152083	May 21, 2022
MTS PJSC	Ingushetia Republic, Kabardino-Balkar Republic, Karachaevo-Cherkesia Republic, Volgograd region	159601	April 18, 2023
MTS PJSC	Irkutsk region	152082	May 21, 2022
MTS PJSC	Ivanovo region, Kirov region, Nizhny Novgorod region, Yaroslavl region	134509	October 13, 2021
MTS PJSC	Jewish Autonomous region	175252	November 14, 2024
MTS PJSC	Kaliningrad region	149147	March 1, 2022
MTS PJSC	Kalmykia Republic, Severnaya Osetia-Alania Republic	161219	May 7, 2023
MTS PJSC	Kaluga region, Pskov region, Ryazan region, Smolensk region, Tula region, Vladimir region	134506	October 7, 2021
MTS PJSC	Kamchatka region, Koryakski Autonomous region	152084	May 21, 2022
MTS PJSC	Kemerovo region, Tomsk region	161214	May 7, 2023
MTS PJSC	Khabarovsk region, Sakha Republic (Yakutia), Zabaykalsky region (excluding the Aginski Buryatski Autonomous District)	135026	November 21, 2021
MTS PJSC	Khakassiya Republic	182091	June 17, 2025
MTS PJSC	Krasnoyarsk region	161220	May 7, 2023
MTS PJSC	Magadan region	152080	May 21, 2022
MTS PJSC	Mari El Republic	134511	October 5, 2021
MTS PJSC	Mordovia Republic	135965	December 23, 2021
MTS PJSC	Omsk region	147357	December 27, 2021
MTS PJSC	Primorsky region	180447	May 10, 2025
MTS PJSC	Rostov region, Rostov region	166424	October 2, 2023
MTS PJSC	Sakhalin region	130986	August 25, 2021
MTS PJSC	Samara region, Saratov region, Ulyanovsk region	181219	May 31, 2025
MTS PJSC	Tatarstan Republic	161218	May 7, 2023
MTS PJSC	Tyva Republic	182542	July 28, 2025

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region	138262	April 13, 2021
MTS PJSC	Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region	186314	April 13, 2026
MTS PJSC	Altai Republic, Altai region, Novosibirsk region	182555	July 28, 2025
Zelenaya Tochka Group	Belgorod region	178211	February 16, 2025
Zelenaya Tochka Group	Lipetsk region	180191	February 16, 2025
Zelenaya Tochka Group	Bashkortostan Republic	179061	February 16, 2025
Zelenaya Tochka Group	Tambov region	135053	November 21, 2021*
Zelenaya Tochka Group	Stavropol region	164794	July 12, 2023
Zelenaya Tochka Group	Primorsky region	181009	March 31, 2025
Zelenaya Tochka Group	Lipetsk region	159633	December 6, 2022
Zelenaya Tochka Group	Stavropol region	157701	December 6, 2022
Zelenaya Tochka Group	Kalmykia Republic	149193	December 29, 2021
Data Transmission Services
MTS PJSC	Russian Federation	101248	July 25, 2022
Navigation Information Systems CJSC	Russian Federation	161285	December 26, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Republic of Crimea, Sevastopol	142344	April 15, 2026
MGTS PJSC	Moscow	166445	December 11, 2023
MGTS PJSC	Moscow region	169794	April 17, 2024
MKS Balashikha LLC	Moscow region (Balashikha)	149923	June 19, 2021
Progressivniye Technologii CJSC	Moscow, Moscow region	169315	July 30, 2021
MTS PJSC	Moscow, Moscow region	150056	April 17, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region	150054	April 17, 2022
MTS PJSC	Adygeya Republic	182554	July 15, 2025
MTS PJSC	Altai Republic	182547	July 15, 2025
MTS PJSC	Altai region	166425	October 31, 2023
MTS PJSC	Amur region	150053	April 17, 2022
MTS PJSC	Astrakhan region	182536	July 15, 2025
MTS PJSC	Bashkortostan Republic	182087	June 30, 2025
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	150062	April 17, 2022
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	182081	June 17, 2025
MTS PJSC	Chechen Republic	156887	December 6, 2022
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak Autonomous Area of the Kamchatka region	182551	August 13, 2025
MTS PJSC	Chuvashia Republic, Mordovia Republic	131718	September 14, 2021
MTS PJSC	Dagestan Republic, Ingushetia Republic, Kabardino-Balkar Republic, Karachaevo-Cherkesia Republic, Severnaya Osetia-Alania Republic	131719	September 14, 2021
MTS PJSC	Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region	150059	April 17, 2022
MTS PJSC	Kalmykia Republic	182539	July 28, 2025
MTS PJSC	Kemerovo region	181218	May 31, 2025
MTS PJSC	Khabarovsk region	181209	May 31, 2025
MTS PJSC	Khakassiya Republic	182092	June 17, 2025
MTS PJSC	Kirov region, Nizhny Novgorod region, Udmurt Republic	150063	April 17, 2022
MTS PJSC	Krasnodar region	182538	July 15, 2025
MTS PJSC	Krasnoyarsk region	161217	May 7, 2023
MTS PJSC	Mari El Republic	131720	September 14, 2021
MTS PJSC	Novosibirsk region	182543	July 15, 2025
MTS PJSC	Sakha Republic (Yakutia)	182089	June 17, 2025
MTS PJSC	Orenburg region	150055	April 17, 2022
MTS PJSC	Penza region	179661	April 1, 2025
MTS PJSC	Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region	150060	April 17, 2022
MTS PJSC	Primorsky region	135957	December 21, 2021
MTS PJSC	Rostov region	138261	April 3, 2021
MTS PJSC	Rostov region	185833	April 3, 2026

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Samara region	181214	May 26, 2025
MTS PJSC	Saratov region	181216	May 31, 2025
MTS PJSC	Stavropol region	181211	May 26, 2025
MTS PJSC	Tatarstan Republic	182537	July 15, 2025
MTS PJSC	Tomsk region	182083	June 17, 2025
MTS PJSC	Tyva Republic	182540	July 28, 2025
MTS PJSC	Ulyanovsk region	181207	May 31, 2025
MTS PJSC	Volgograd region	182090	June 30, 2025
MTS PJSC	Zabaykalsky region	172249	June 5, 2024
Zelenaya Tochka Group	Belgorod region	178212	February 16, 2025
Zelenaya Tochka Group	Lipetsk region	180190	February 16, 2025
Zelenaya Tochka Group	Bashkortostan Republic	179062	February 16, 2025
Zelenaya Tochka Group	Tambov region	135051	October 5, 2021*
Zelenaya Tochka Group	Stavropol region	164795	July 12, 2023
Zelenaya Tochka Group	Primorsky region	181007	March 31, 2025
Zelenaya Tochka Group	Russian Federation	133872	September 8, 2021*
Zelenaya Tochka Group	Stavropol region: Stavropol	158711	July 28, 2021
Zelenaya Tochka Group	Kabardino-Balkar Republic, Stavropol region	157698	December 6, 2022
Zelenaya Tochka Group	Kalmykia Republic	149194	December 29, 2021
Data Transmission Services for Voice
MTS PJSC	Russian Federation	101245	July 25, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Crimea Republic, Sevastopol	142345	April 15, 2026
MTS PJSC	Moscow	150061	March 30, 2022
MGTS PJSC	Moscow	184084	February 16, 2026
MTS PJSC	Moscow region	134508	October 26, 2021
MGTS PJSC	Moscow region	146656	January 26, 2022
Progressivniye Technologii CJSC	Moscow, Moscow region	173865	October 12, 2023
MTS PJSC	St. Petersburg	177389	January 28, 2025
MTS PJSC	Leningrad region	170435	February 17, 2024
MTS PJSC	Adygeya Republic	149164	March 15, 2022
MTS PJSC	Altai Republic	149176	March 15, 2022
MTS PJSC	Altai region	149161	March 15, 2022
MTS PJSC	Amur region	149178	March 15, 2022
MTS PJSC	Arkhangelsk region	170427	February 17, 2024
MTS PJSC	Astrakhan region	176557	December 18, 2024
MTS PJSC	Bashkortostan Republic	138260	April 11, 2021
MTS PJSC	Bashkortostan Republic	186311	April 11, 2026

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	182553	July 28, 2025
MTS PJSC	Buryatiya Republic	149156	March 15, 2022
MTS PJSC	Chechen Republic	149157	March 15, 2022
MTS PJSC	Chelyabinsk region	149166	March 15, 2022
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region	159596	March 25, 2023
MTS PJSC	Chuvashia Republic	149186	March 15, 2022
MTS PJSC	Dagestan Republic	149179	March 15, 2022
MTS PJSC	Ingushetia Republic	149160	March 15, 2022
MTS PJSC	Irkutsk region, Primorsky region, Sakhalin region	135029	December 12, 2021
MTS PJSC	Ivanovo region	134510	October 31, 2021
MTS PJSC	Kabardino-Balkar Republic	149163	March 15, 2022
MTS PJSC	Kaliningrad region	149146	March 15, 2022
MTS PJSC	Kalmykia Republic	149162	March 15, 2022
MTS PJSC	Kaluga region	134512	October 26, 2021
MTS PJSC	Kamchatka region	149181	March 15, 2022
MTS PJSC	Karachaevo-Cherkesia Republic	149159	March 15, 2022
MTS PJSC	Karelia Republic	149167	March 15, 2022
MTS PJSC	Kemerovo region	170425	February 17, 2024
MTS PJSC	Khabarovsk region	149170	March 15, 2022
MTS PJSC	Khakassiya Republic	149184	March 15, 2022
MTS PJSC	Khanty Mansiysk Autonomous region, Sverdlovsk region	159595	March 25, 2023
MTS PJSC	Kirov region	149152	March 15, 2022
MTS PJSC	Komi Republic	149151	March 15, 2022
MTS PJSC	Kostroma region	149175	March 15, 2022
MTS PJSC	Krasnodar region	153738	August 31, 2022
MTS PJSC	Krasnoyarsk region	170428	February 17, 2024
MTS PJSC	Kurgan region	149169	March 15, 2022
MTS PJSC	Magadan region	149188	March 15, 2022
MTS PJSC	Mari El Republic	149148	March 15, 2022
MTS PJSC	Mordovia Republic	149158	March 15, 2022
MTS PJSC	Murmansk region	149153	March 15, 2022
MTS PJSC	Nenetsk Autonomous region	159593	March 25, 2023
MTS PJSC	Nizhny Novgorod region	170426	February 17, 2024
MTS PJSC	Novgorod region	170429	February 17, 2024
MTS PJSC	Novosibirsk region	170431	February 17, 2024
MTS PJSC	Omsk region	170430	February 17, 2024
MTS PJSC	Orenburg region	149182	March 15, 2022
MTS PJSC	Penza region	149155	March 15, 2022
MTS PJSC	Perm region	158898	February 27, 2023
MTS PJSC	Pskov region	149177	March 15, 2022
MTS PJSC	Rostov region	185276	February 16, 2026
MTS PJSC	Ryazan region, Vladimir region	159594	March 25, 2023
MTS PJSC	Sakha Republic (Yakutia)	149183	March 15, 2022
MTS PJSC	Samara region	176556	December 31, 2024
MTS PJSC	Saratov region	149165	March 15, 2022

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Severnaya Osetia-Alania Republic	149149	March 15, 2022
MTS PJSC	Smolensk region	170434	February 17, 2024
MTS PJSC	Stavropol region	149154	March 15, 2022
MTS PJSC	Tambov region	176559	December 18, 2024
MTS PJSC	Tatarstan Republic	159598	March 25, 2023
MTS PJSC	Tomsk region	149150	March 15, 2022
MTS PJSC	Tula region	170432	February 17, 2024
MTS PJSC	Tver region	176259	November 24, 2024
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135966	December 1, 2021
MTS PJSC	Tyva Republic	149172	March 15, 2022
MTS PJSC	Udmurt Republic	158897	February 27, 2023
MTS PJSC	Ulyanovsk region	149168	March 15, 2022
MTS PJSC	Volgograd region	170436	February 17, 2024
MTS PJSC	Vologda region	149187	March 15, 2022
MTS PJSC	Yaroslavl region	181212	June 4, 2025
MTS PJSC	Zabaykalsky region	149185	March 15, 2022
Zelenaya Tochka Group	Tambov region	144280	July 28, 2021
Zelenaya Tochka Group	Stavropol region	164793	July 12, 2023
Zelenaya Tochka Group	Lipetsk region	133871	September 8, 2021*
Zelenaya Tochka Group	Stavropol region	157702	November 2, 2022
Zelenaya Tochka Group	Kalmykia Republic	155121	May 26, 2022
Mobile Radio Services
MTS PJSC	Irkutsk region	178743	November 18, 2024
MTS PJSC	Kemerovo region	177489	October 2, 2024
MTS PJSC	Khanty Mansiysk Autonomous region	138956	December 15, 2021
MTS PJSC	Magadan region	178740	November 18, 2024
MTS PJSC	Tatarstan Republic	178744	November 18, 2024
MTS PJSC	Tyumen region	178741	November 18, 2024
MTS PJSC	YamaloNenetsk Autonomous region	135964	December 15, 2021
MTS PJSC	Zabaykalsky region	178742	November 18, 2024
MTS PJSC	Sakha Republic (Yakutia)	181284	March 2, 2025
MTS PJSC	Khabarovsk Territory	182244	April 6, 2025
MTS PJSC	Krasnoyarsk Territory	182245	April 6, 2025
MTS PJSC	Tyva Republic	182246	April 6, 2025
MTS PJSC	Perm region	182247	April 6, 2025
MTS PJSC	Buryatiya Republic	182248	April 6, 2025
MTS PJSC	Komi Republic	182249	April 6, 2025
MTS PJSC	Omsk region	182251	April 6, 2025
MTS PJSC	Moscow	183415	July 16, 2025
MTS PJSC	St. Petersburg	183417	July 16, 2025
MTS PJSC	Sverdlovsk	183418	July 16, 2025
MTS PJSC	Leningrad region	183419	July 16, 2025
MTS PJSC	Moscow region	183420	July 16, 2025

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Samara region	185031	October 27, 2025
Telecommunications Services for Cablecasting
MTS PJSC	Adygeya Republic (Adygeya), Altai Republic, Bashkortostan Republic, Buryatiya Republic, Dagestan Republic, Ingushetia Republic, Kabardino-Balkar Republic, Kalmykia Republic, Karachaevo-Cherkesia Republic, Karelia Republic, Komi Republic, Mari-El Republic, Mordovia Republic, Sakha Republic, Severnaya Osetia—Alania Republic, Tatarstan Republic (Tatarstan), Tyva Republic, Udmurt Republic, Khakassiya Republic, Chechen Republic, Chuvash Republic—Chuvashia;	176260	November 24, 2024
	Altai region, Zabaikalye region, Kamchatka region, Krasnodar region, Krasnoyarsk region, Perm region, Primorsky region, Stavropol region, Khabarovsk region;
	Amur region, Arkhangelsk region, Astrakhan region, Belgorod region, Bryansk region, Vladimir region, Volgograd region, Vologda region, Voronezh region, Ivanovo region, Irkutsk region, Kaliningrad region, Kaluga region, Kemerovo region—Kuzbass, Kirov region, Kostroma region, Kurgan region, Kursk region, Leningrad region, Lipetsk region, Magadan region, Moscow region, Murmansk region, Nizhny Novgorod region, Novgorod region, Novosibirsk region, Omsk region, Orenburg region, Orel region, Penza region, Pskov region, Rostov region, Ryazan region, Samara region, Saratov region, Sakhalin region, Sverdlovsk region, Smolensk region, Tambov region, Tver region, Tomsk region, Tula region, Tyumen region, Ulyanovsk region, Chelyabinsk region, Yaroslavl region;
	Moscow, Saint Petersburg;
	Jewish Autonomous Region;
	Nenetsk Autonomous region, Khanty Mansiysk Autonomous region—Yugra, Chukotskiy Autonomous region, Yamalo-Nenetsk Autonomous region
MGTS PJSC	Moscow	184083	January 27, 2026
MGTS PJSC	Moscow region	161531	June 18, 2023
MKS Balashikha LLC	Moscow region (Balashikha)	149924	June 19, 2021
Progressivniye Technologii CJSC	Moscow region	173864	January 18, 2023
Zelenaya Tochka Group	Tambov region	139584	February 14, 2021

Licensee	License Region(s)	License number	Expiry Date
Zelenaya Tochka Group	Tambov region	184573	February 14, 2026
Zelenaya Tochka Group	Stavropol	158710	July 28, 2021
Zelenaya Tochka Group	Russian Federation	165886	September 25, 2023
Zelenaya Tochka Group	Stavropol region: Nevinnomyssk	176466	November 1, 2023
Telecommunications Services for Broadcasting
Sputnikovoe TV	Moscow, Moscow region, St. Petersburg, Leningrad region, Adygeya Republic, Arkhangelsk region, Astrakhansk region, Bashkortostan Republic, Belgorod region, Bryansk region, Chuvashia Republic, Dagestan Republic, Ivanovo region, Ingushetia Republic, Kabardino-Balkar Republic, Kaliningrad region, Kalmykia Republic, Kaluga region, Karachaevo-Cherkesia Republic, Karelia Republic, Kirov region, Komi Republic , Kostroma region, Krasnodar region, Kursk region, Lipetsk region, Mari El Republic, Mordovia Republic, Murmansk region, Nizhny Novgorod region, Novgorod region, Orel region, Orenburg region, Perm region, Rostov region, Pskov region, Ryazan region, Samara region, Saratov region, Severnaya Osetia-Alania Republic, Smolensk region, Stavropol region, Tambov region, Tatarstan Republic, Tula region, Tver region, Udmurt Republic, Ulyanovsk region, Vladimir region, Volgograd region, Vologda region, Voronezh region, Yaroslavl region, Altaisk region, Altai Republic, Amur region, Buryatiya Republic, Chelyabinsk region, Jewish Autonomous region, Irkutsk region, Kemerov region, Khabarovsk region, Khakassiya Republic, Khanty Mansiysk Autonomous region, Krasnoyarsk region, Kurgan region, Novosibirsk region, Omsk region, Primorsky region, Sakha Republic (Yakutia), Sakhalin region, Sverdlovsk region, Tomsk region, Tyumen region, Tyva Republic, YamaloNenetsk Autonomous region, Chechen Republic, Zabaykalsky region, Penza region, Krym Republic, Sevastopol, Nenetsk Autonomous region, Magadan region	176894	October 1, 2024

Licensee	License Region(s)	License number	Expiry Date
Cable Radio (communication services for the purpose of wire broadcasting)
MGTS PJSC	Moscow region, Moscow	154857	May 16, 2022
Progressivniye Technologii CJSC	Moscow region	173867	January 18, 2023
MTS PJSC	St. Petersburg, Leningrad region	176686	August 28, 2024
MTS PJSC	Chelyabinsk region	137711	November 20, 2021
MTS PJSC	Irkutsk region	174442	May 23, 2024
MTS PJSC	Ivanovo region	173166	March 28, 2024
MTS PJSC	Kirov region	149715	November 16, 2021
MTS PJSC	Krasnodar region	169190	October 4, 2023
MTS PJSC	Nizhny Novgorod region	175253	October 1, 2024
MTS PJSC	Novosibirsk region	171678	January 29, 2024
MTS PJSC	Penza region	159702	October 31, 2022
MTS PJSC	Perm region	179662	April 22, 2025
MTS PJSC	Rostov region	152165	February 8, 2022
MTS PJSC	Ryazan region	162597	February 19, 2023
MTS PJSC	Saratov region	168309	September 3, 2023
MTS PJSC	Smolensk region	179430	December 11, 2024
MTS PJSC	Sverdlovsk region	172248	May 23, 2024
MTS PJSC	Volgograd region	156543	July 5, 2022
MTS PJSC	Vologda region	172369	February 26, 2024
MTS PJSC	Yaroslavl region	173165	March 28, 2024
MTS PJSC	Udmurt Republic	182250	April 6, 2025

*
These licenses were extended for 12 months in accordance with the Decree of the Government of the Russian Federation No. 440 dated April 3, 2020 "On Extension of Permits and Other Features in Relation to Licensing Activities in 2020 and 2021".

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

        All licenses with expiry date before the date of this Annual Report on Form 20-F for the year ended December 31, 2020 were renewed.

C.    Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2020.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
RTC	Consolidated	100.0%	Russia
MTS Turkmenistan	Consolidated	100.0%	Turkmenistan
MTS IT	Consolidated	100.0%	Russia
NVision Czech Republic	Consolidated	100.0%	Czech Republic
Sputnikovoe TV	Consolidated	100.0%	Russia
Stream	Consolidated	100.0%	Russia
Dega	Consolidated	100.0%	British Virgin Islands
Stream Digital(1)	Consolidated	100.0%	Russia
MTS Energo	Consolidated	100.0%	Russia
MTDZK LLC (Ticketland)	Consolidated	100.0%	Russia
IT Grad	Consolidated	100.0%	Russia
Kinopolis	Consolidated	100.0%	Russia
MTS Media	Consolidated	100.0%	Russia
MTS Artificial Intelligence	Consolidated	100.0%	Russia
MTS Armenia	Consolidated	100.0%	Armenia
Stopol Group	Consolidated	100.0%	Russia
Kulturnaya Sluzhba (Ponominalu)	Consolidated	100.0%	Russia
MTS Bank	Consolidated	99.9%	Russia
MGTS Group	Consolidated	94.7%	Russia
Navigation Information Systems Group	Consolidated	94.7%	Russia
Oblachny Retail LLC	Consolidated	50.8%	Russia
MTS International Funding Limited(2) ("MTS International")	Consolidated	SE	Ireland
Zelenaya Tochka Group	Equity	51.0%	Russia
MTS Belarus	Equity	49.0%	Belarus
Sistema Capital	Equity	30.0%	Russia
Zifrovoe TV	Equity	20.0%	Russia
YOUDO Web Technologies	Equity	15.5%	Cyprus
SWIPGLOBAL	Equity	15.0%	Cyprus

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

D.    Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2,

13/14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4À, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 1 and 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street, 6 Vtoroy Vyazovskiy Proezd Building 1-3, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, Panfilovskiy prospect Zelenograd Bldg 1101À, 24/2 Malaya Dmitrovka Street, 5/9 Malaya Dmitrovka Street, 58/1 Ryazanskiy prospect, 60 Varshavskoe shosse, 27 Smolenskaya-Sennaya square Bldg 2, 27 Smolenskaya-Sennaya square Bldg 3, 6 Ostrovitjanova Street, 2 Mozhayskoe shosse, 51 Second Line of Khoroshevsky Serebryany Bor Bldg.1-3, 24 Central prospect of Khoroshevsky Serebryany Bor, 24 Central prospect, 18 Andropov prospect Bldg. 8-9, 18 Andropov prospect Bldg.1, 18 Andropov prospect Bldg.4 premises in Moscow region in village Valishevo, 5 Bldg 2, in Podolsk, 1 Komsomolskaya street, in Pushkino, 22 Gorky street, Pushkin district, village Pushkino, 7A, Yaroslavl shosse, Mytishchi district, Pirogovo village, 8, Timiryazev street, Lytkarino, Children's town "ZIL", bldg. 60, which we use for administration, sales and other service centers as well as the operations of mobile switching centers.

        We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own 112 properties and rent buildings and premises at approximately 124 addresses located throughout Moscow, which serve as sales and customer service offices, house MGTS' telecommunication equipment. We also own office buildings in some of our regional license areas, and we lease office space on an as- needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

        The primary elements of our network are base stations, base station controllers, transcoders and mobile switching centers. Base stations occupy sites leased at selected locations in all the areas in which we provide network coverage. GSM, 3G and 4G technologies are based on an "open architecture," which means that equipment of radio access network from one supplier can be combined with core network equipment of another supplier to expand the network. Thus, there are no technical limitations to using equipment from different suppliers.

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

A.    Operating Results

Overview

        We are a leading telecommunications group in Russia, providing a wide range of mobile and fixed line voice, data telecommunications and digital services, including transmission, broadband, pay-TV, various value-added services as well as financial and integration services and selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia in terms of mobile subscribers. We are also the largest operator in Armenia, according to our estimates. As of December 31, 2020, we had a mobile subscriber base of approximately 80.6 million.

        Our revenues for the year ended December 31, 2020 totaled to RUB 494,926 million, an increase of 5.2% year-over-year. The Group's performance was largely driven by both core telecom services as well as new segments beyond connectivity, with Fintech, Media, and B2B Digital & Cloud services. Our operating income for the year ended December 31, 2020 decreased by 2.3% to RUB 112,893 million. Our operating income was negatively impacted by COVID-19 outbreak, including loan impairment provisions at MTS bank, impairment of our e-ticketing business as well as a steep decline in international roaming. Our profit for the year ended December 31, 2020 increased by 12.7% to RUB 62,073 million mainly due to lower finance costs as well compensating effect of our operations with derivatives.

        Our revenues for the year ended December 31, 2019 grew by 5.5% to RUB 470,605 million compared to 2018. The growth was largely driven by rising mobile services revenue as well as MTS Bank revenue consolidated starting from July 5, 2018. Our operating income for the year ended December 31, 2019 increased by 4.8% to RUB 115,577 million compared to 2018, the increase was mainly attributable to rising gross margin of our mobile and fixed line services, gain from sale and leaseback of MGTS' building as well as MTS Bank consolidation. Our profit for the year ended December 31, 2019 grew by RUB 47,267 million compared to the previous year and totaled to RUB 55,099 million. Profit in 2018 was negatively impacted by the recognition of the provision for fines and penalties relating to the investigation of the Group's former subsidiary in Uzbekistan which was expensed in 2018; as such, profit in 2019 was comparatively higher by RUB 62,493 million inclusive of foreign exchange impacts. This effect was partially offset by negative results of our hedge and forward contracts, loss on sale of our Ukraine operations and increase of our finance costs.

        Our revenues for the year ended December 31, 2018 grew by 4.6% compared to 2017 and totaled to RUB 446,238 million. In 2018 we increased our ownership share in MTS Bank to 55.4% and obtained control over the entity. The effect of MTS Bank consolidation on the Group revenue for the financial year 2018 amounted to RUB 9,336 million. In addition, the increase was driven by strong performance in core Russian market as well as continued positive trends in data consumption and digital service adoption across all the regions of operations. Our operating income for the year ended December 31, 2018 totaled to RUB 110,244 million, an increase of 20.4% in comparison with prior year was mainly due to effects from implementation of IFRS 15 and IFRS 16 as well as MTS Bank consolidation. Main positive effects relate to strong service revenue in Russia, higher income from sale of our fixed assets as well as lower impairment of our non-current assets. Our profit for the year ended December 31, 2018 declined to RUB 7,832 million mainly due to provision for fines and penalties relating to previously disclosed investigation of the Group's former subsidiary in Uzbekistan.

        Our cash outlays for capital expenditures for the years ended December 31, 2020, 2019 and 2018 were RUB 97,838 million, RUB 91,736 million and RUB 99,568 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2020, 2019, 2018 and was RUB 155,507 million, RUB 106,652 million and RUB 154,390 million, respectively.

        Our borrowings consist of notes and bank loans. Our notes comprise of U.S. dollar and ruble denominated notes. As of December 31, 2020 and December 31, 2019 U.S. dollar denominated notes totaled to RUB 33.1 billion and RUB 46.3 billion, and ruble denominated notes amounted to RUB 175.1 billion and RUB 137.6 billion, respectively. Our bank loans consist of ruble-denominated borrowings totaling approximately RUB 221.1 billion as of December 31, 2020 and RUB 159.4 billion as of December 31, 2019.

        We repaid approximately RUB 162.7 billion and RUB 156.7 billion of indebtedness in 2020 and 2019, respectively. As of December 31, 2020, the total amount available to us under our credit facilities amounted to RUB 229.9 billion. We had total indebtedness of 429.3 billion as of December 31, 2020, excluding lease obligations, compared to RUB 343.3 billion as of December 31, 2019. See Note 25 to our audited consolidated financial statements for a description of our indebtedness.

        Our total finance costs for the years ended December 31, 2020, 2019 and 2018 were RUB 42,084 million, RUB 47,366 million and RUB 36,985 million, net of amounts of interest capitalized, respectively. See Note 9 to our audited consolidated financial statements for a description of our finance costs.

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

        Ukraine:    Ukraine was excluded from operational segments presentation as a result of its disposal in December 2019. This exclusion was retrospectively presented in 2018.

        At the end of 2020, our management changed the approach for reviewing of the Group's operational results which led to the separation of two new segments—Cloud and WASD. Cloud represents operational results of the Group's business focused on cloud services. WASD is the MTS streaming platform. Cloud and WASD were moved from "Russia Convergent" operating segment to the "Other" category.

        Management changed the assessment of expenses allocated to HQ in relation with sale of MTS Ukraine in 2019.

        On October 30, 2020, the Group entered into a sale agreement with Sistema to dispose of 100% share in JSC "Nvision Group", which provided integration services, as well as the sales of software, and constituted "System Integrator" operating segment included in "Other" reportable segment.

        All figures in the tables below for 2019 and 2018 have been retrospectively restated to reflect the above changes.

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, Cloud, Kinopolis and others. Total revenues of our segments for the years ended December 31, 2020, 2019, 2018 were as follows:

	Year Ended December 31,
	2020	2019	2018
	(in millions of Russian rubles)
Total revenues
Russia convergent	419,151	399,361	392,076
Moscow fixed line	40,430	38,851	38,846
MTS Bank	36,101	31,185	12,072
HQ and other	25,013	24,282	20,947
Eliminations(1)	(25,769)	(23,074)	(17,703)

Total revenues as reported	494,926	470,605	446,238

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming, rent of channels and telecommunications infrastructure.

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2020	2019	2018
	(in millions)
Subscribers(1)
Russia	78.5	79.1	78.0
Armenia	2.1	2.2	2.1
Total consolidated	80.6	81.3	80.1

MTS Belarus (unconsolidated)	5.7	5.6	5.5

(1)
We define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

        We had approximately 78.5 million subscribers in Russia as of December 31, 2020, and a leading 31% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 172%. In addition, as of December 31, 2020, we had approximately 2.1 million subscribers in Armenia, representing 59% market share, according to our estimates.

        For a description of our fixed line subscriber base, see "Item 4. Information on Our Company—B. Business Overview—Fixed Line Services."

Revenues

        During the last few years our company evolved from a leading provider of telecommunication services into an eco-system of digital, media, financial and telecommunication services.

        Our principal sources of revenue are:

  •
  revenue from telecommunication services, which include mobile and fixed service revenue;

  •
  revenues from sales of handsets, accessories and other goods;

  •
  financial services.

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

Service revenues

        Revenue from telecommunication services primarily include monthly fees paid by our users of tariff plans which contain fixed volume of services such as minutes of usage, sms, mobile internet traffic, pay-TV and broadband internet in case of convergent tariff plans. Telecommunication services also include interconnect fees, roaming fees and other services. Telecommunication services as a percentage of revenues gradually declined and were 79.2% in 2020, 80.5% in 2019 and 83.1% in 2018. We expect revenue from telecommunication services to drop slightly as a percentage of total revenue in 2021.

        Revenue from financial services which consist primarily of lending services, business funding options, deposit products, cash settlement services, trade finance, foreign currency control, bank cards, payroll projects, merchant acquiring and investment services provided by MTS Bank, comprised 6.8%, 6.2% and 2.6% of our total revenues in 2020, 2019 and 2018, respectively. We expect banking service revenues to increase as a percentage of our total operating revenue due to strengthening of MTS Bank's position in the retail segment, as a result of designing of and offering suitable and attractive financial services to our customers.

Sales of Goods

        Sales of goods primary consist of the sale of handsets and accessories and sales of software products and as a percentage of total revenue comprised 14.0% in 2020, 13.3% in 2019, 14.3% in 2018. The decrease in both absolute terms and as a percentage of revenue in 2019 as compared to 2018 is attributable to a decrease in our share of handsets retail market. We expect that sales of goods will remain stable as a percentage of total revenue, as smartphones and devices sales support the usage of our voice and data tariff plans. We do not subsidize handset sales in Russia.

Cost of Services

        Cost of telecommunication services mainly consist of interconnect and line rental charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Roaming expense which consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area, is also a significant part of our cost of telecommunication services.

        Cost of telecommunication services as a percentage of our total revenues represented 22.3% in 2020, 22.0% in 2019 and 22.1% in 2018.

        Cost of financial services.    Cost of financial services consists primarily of interests on loans received from banks and other financial institutions and commission fees. Cost of financial services as a percentage of our total revenues represented 2.3% in 2020 and 2019, and 1.0% in 2018.

Cost of goods

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, the cost of SIM cards provided to our customers, the cost of software products sold and inventory obsolescence provision. Cost of handsets, accessories and software sold and SIM cards provided to customers as a percentage of our total revenues represented 12.8% in 2020, 12.5% in 2019, 13.1% in 2018.

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

        In 2020, 2019 and 2018, selling expenses comprised 9.0%, 9.8% and 9.5% of our total revenue, respectively. The decrease of 0.8% of selling expenses in 2020 in comparison with 2019 related to cost optimization due to COVID-19 outbreak. The slight increase of selling expenses in 2019 compared to 2018 was mainly attributable to increase of advertising and marketing costs and personnel costs as a result of acquiring new companies and expansion of the Group.

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

        General and administrative expenses as a percentage of our total revenues represented 8.8%, 9.3% and 9.0% in 2020, 2019 and 2018, respectively. The decrease of 0.5% in the financial year 2020 compared to 2019, as well as the decrease of selling expenses, was mainly attributable to cost optimization due to the global pandemic situation. The slight increase of 0.3% in general and administrative expenses in 2019 compared to 2018 related to raise in personnel costs related to acquisition of new companies and a number of employees growth. We expect that general and administrative expenses as a percentage of our revenue will slightly increase in 2021.

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

        Sundry operating income/expenses as a percentage of our total revenues represented 1.3%, (0.9)% and (1.0)% as of December 31, 2020, 2019 and 2018, respectively. The increase of sundry operating expenses in 2020 compared to 2019 was mainly attributable to increase the allowance of expected credit losses (ECL) for bank deposits and loans to customers because of a higher expected credit risk due to COVID-19 outbreak. The slight decrease of sundry operating income in the financial year 2019 compared to 2018 was mainly attributable to increase of bank provisions as a result of portfolio growth.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues was equal to 20.3% for the year ended December 31, 2020 as compared to 20.2% of our total revenues for the year ended December 31, 2019. Our expense for depreciation of property, network equipment and amortization of intangible assets comprised 21.1% of our total revenues for the year ended December 31, 2018.

        We expect our expense for depreciation of property, network equipment and amortization of intangible assets to remain relatively stable in 2021.

Finance costs

        Our finance costs for 2020 decreased by RUB 5,282 million, or 11.2%, to RUB 42,084 million from RUB 47,366 million for the year ended December 31, 2019. The decrease was primarily attributable to effect arisen on the derecognition of debt agreements (RUB 2,220 million), improved loan terms and decreased Central Bank of Russia key rate (RUB 1,930 million). Our finance costs for 2019 increased by RUB 10,381 million, or 28.1%, to RUB 47,366 million from RUB 36,985 million for the year ended December 31, 2018. The increase was primarily attributable to effect arisen on the modification of debt agreements driven by improved loan terms (RUB 5,601 million) and increased indebtedness (RUB 4,779 million).

        We expect our finance costs to slightly increase as a percentage of our revenue in 2021.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of expenses incurred in such operations with certain exceptions.

        The statutory income tax rate in Russia is 20%. The effective tax rate applicable to our consolidated group in the year ended December 31, 2020, 2019 and 2018 was 20.8%, 23.0% and 19.7%, respectively. The effective tax rate differs from the statutory rate mainly as a result of prior period tax effects, change in tax rates, decrease items not liable for tax purposes, decrease in withholding tax on distributed profits from subsidiaries.

Certain Factors Affecting our Financial Position and Results of Operations

COVID-19 impact

        The COVID-19 outbreak has limited impact on our results of operations. Our operating income was negatively impacted by COVID-19 outbreak, mainly due to the loan impairment provisions at MTS bank and impairment of our e-ticketing business. In addition, our revenue growth was partly offset by decrease in revenue from roaming services due to a steep decline in international roaming.

        For more information, see "Item 3. Key Information—Risk Factors—The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects."

Currency fluctuations

        A majority of our capital expenditure and a part of our liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar or euro. A significant part of our financial liabilities, denominated in U.S. dollars, excluding trade accounts payables, is hedged through financial instruments with various banks. We conduct operations within the Russian Federation and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuate significantly against the U.S. dollar and euro. As a result of the fluctuations we may incur significant currency exchange gains/losses which may adversely affect our profit for the year.

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by the following rates of inflation:

Year	Inflation rate
2013	6.5%
2014	11.4%
2015	12.9%
2016	5.4%
2017	2.5%
2018	4.3%
2019	3%
2020	4.9%

Source: Federal State Statistics Service.

        Inflation rate in Armenia in 2020 was estimated at 3.7%.

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

        Below is a list of our major acquisitions during 2020-2018.

Company	Type	Date of acquisition	Stake acquired	Purchase price
2020
Stopol Auto	Auto parts and multimedia devices	June 2020	100%	321
				321

2019
MTS Bank	Banking services	February 2019	39.48%	11,409
Objedinennye Russkie Kinostudii (Kinopolis)	Movie complex	April 2019	100%	2,042
RIKT	Regional fixed-line operator	June 2019	97.4%	360
Narodnoje property complex	Administrative properties	August 2019	100%	329
MTS Bank	Banking services	December 2019	4.46%	1,446

				15,586

2018
Kulturnaya Sluzhba ("Ponominalu.ru")	Ticket distribution	January 2018	78.2%	321
Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass ("Ticketland.ru")	Ticket distribution	February 2018	100%	3,190
MTS Bank	Banking services	July 2018	28.6%*	8,273
Progressivniye Technologii	Fixed-line services	August 2018	100%	395
Dekart	Administrative properties	October 2018	100%	5,242	**
Serebryaniy Bor	Administrative properties	December 2018	100%	1,711
IT-Grad	Cloud services	December 2018	100%	2,422

				21,554

*
Acquisition of 28.6% in MTS Bank in addition to the previously held stake of 26.6% allowed us to obtain control over the entity.

**
This amount includes VAT at tax rate of 18%.

Results of Operations

        Our management identified the following reportable segments: Russia convergent, Moscow fixed line and MTS Bank. See "—Segments."

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2020	2019	2018
Total revenues
Russia convergent	419,151	399,361	392,076
Moscow fixed line	40,430	38,851	38,846
MTS Bank	36,101	31,185	12,072
HQ and other	25,013	24,282	20,947
Eliminations(1)	(25,769)	(23,074)	(17,703)

Total revenues as reported	494,926	470,605	446,238

Costs of services, excluding depreciation and amortization shown separately below, and cost of goods
Russia convergent	158,470	148,378	144,329
Moscow fixed line	13,219	11,632	11,754
MTS Bank	13,878	13,765	5,973
HQ and other	16,523	15,723	13,610
Eliminations(1)	(16,665)	(16,569)	(12,854)

Cost of services and cost of goods as reported	185,425	172,929	162,812

Sundry operating expenses/(income)(2)
Russia convergent	2,912	2,861	1,418
Moscow fixed line	(2,505)	(6,109)	(2,961)
MTS Bank	10,020	4,001	397
HQ and other	(2,311)	(4,850)	(3,559)
Eliminations(1)	275	0,068	89

Sundry operating expenses/ (income) as reported	8,391	(4,029)	(4,616)

Selling, general and administrative expenses
Russia convergent	68,182	68,852	65,441
Moscow fixed line	6,345	6,578	6,491
MTS Bank	8,731	8,864	3,643
HQ and other	10,777	10,135	9,677
Eliminations(1)	(6,052)	(4,496)	(2,770)

Selling, general and administrative expenses as reported	87,983	89,933	82,482

Depreciation and amortization expenses
Russia convergent	88,072	83,980	82,456
Moscow fixed line	9,315	9,506	10,867
MTS Bank	1,248	1,082	547
HQ and other	3,976	3,801	3,516
Eliminations(1)	(2,377)	(2,174)	(2,070)

Depreciation and amortization expenses as reported	100,234	96,195	95,316

Operating profit
Russia convergent	101,515	95,290	98.432
Moscow fixed line	14,056	17,244	12,695
MTS Bank	2,224	3,473	1,512
HQ and other	(3,952)	(527)	(2,297)
Eliminations(1)	(950)	97	(98)

Operating profit as reported	112,893	115,577	110,244

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming, rent of channels and telecommunications infrastructure.

(2)
For the purposes of this analysis "Sundry operating expenses/(income)" consist of allowance for doubtful accounts, impairment of non-current assets and goodwill, other operating expenses/(income), operating share of profit of associates and provision for investments in distressed banks.

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

Revenues and cost of services and cost of goods

        Consolidated revenues for the year ended December 31, 2020, increased by RUB 24,321 million, or 5.2%, to RUB 494,926 million from RUB 470,605 million for the year ended December 31, 2019. The principal reason for the growth was the large increase in revenue from telecommunication services (by RUB 14,985 million) attributable to the usage of voice and data tariffs by our subscribers. This was mainly attributable to the increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The growth was also attributable to an increase in in the volume of interconnect traffic consumed by the operators and growth in sales of handsets, accessories and software products by RUB 5,351 million, or 8,3%. Revenue from financial services added to the overall increase of consolidated revenue as it grew by RUB 3,985 million to RUB 33,297 million in 2020 from 29,312 in 2019. The increase of our consolidated revenues for the year ended December 31, 2020 was partly offset by decrease in revenue from roaming services by RUB 7,418 million which is attributable to the COVID-19 pandemic.

        Consolidated cost of services and cost of goods for the year ended December 31, 2020 increased by RUB 12,496 million and amounted to RUB 185,425 million as compared to RUB 172,929 million for the year ended December 31, 2020 and comprised 37.5% and 36.7% as a percentage of consolidated revenues for the year ended December 31, 2020 and 2019, respectively. The increase in the consolidated cost of services and cost of goods for the year ended December 31, 2020 was supported by the growth in interconnect and line rental expenses by RUB 6,184 million due to an increase in the volume of traffic. Tremendous increase in device market led to the growth of handsets sales and the consequent increase in cost of handsets, accessories and software products by RUB 4,610 million.

        Russia convergent revenues for the year ended December 31, 2020, increased by 5.0% to RUB 419,151 million from RUB 399,361 million for the year ended December 31, 2019. The increase in Russia convergent revenues in the year ended December 31, 2020, was primarily due to the growth in revenue from telecommunication services (RUB 16,039 million) which increased due to active promotion of mobile only and convergent tariff plans, significant volume of Internet traffic included and the constant quality improvement of services provided. Interconnect revenue increased by RUB 5,272 million due to the growth in volume of incoming traffic.

        The decrease of our revenues from roaming fees of own subscribers by RUB 7,462 million in the year, ended December 31, 2020 was due to the COVID-19 pandemic.

        The increase in device market led to the growth of handsets, accessories and software sales of Russia convergent by RUB 3,752 million. Russia convergent cost of services and cost of goods for the year ended December 31, 2020, increased by 6.8% to RUB 158,470 million from RUB 148,378 million for the year ended December 31, 2019. The increase in Russia convergent cost of services and cost of goods is attributable to the growth in interconnect and line rental expenses by RUB 5,214 million due to an increase in the volume of traffic and an increase in network maintenance expenses by RUB 2,709 million.

        The overall increase in Russia convergent cost of services and cost of goods was partly offset by a decrease in roaming expenses by RUB 1,979 million which was caused by COVID-19 pandemic.

        The increase in device market led to the growth of handsets, accessories and software sales of Russia convergent and consequent increase of cost of sales by RUB 3,755 million.

        Moscow fixed line revenues for the year ended December 31, 2020 increased slightly and amounted to RUB 40,430 million as compared to RUB 38,851 million for the year ended December 31, 2019.

        Moscow fixed line cost of services and cost of goods for the year ended December 31, 2020 increased slightly and amounted to RUB 13,218 million from RUB 11,632 million for the year ended December 31, 2019.

        MTS Bank revenues increased by RUB 4,916 million and amounted to RUB 36,101 million for the year ended December 31, 2020 and RUB 31,185 million for the year ended December 31, 2019. Financial service revenues as a percentage of our total revenues represented 6.8% in 2020 and 6.2% in 2019. The growth of revenue from financial services is attributable to the increase in the amount of users and expansion of MTS Bank clients portfolio.

        MTS Bank cost of services increased by RUB 113 million and amounted to RUB 13,878 million for the year ended December 31, 2020 and RUB 13,765 million for the year ended December 31, 2019. Cost of banking services as a percentage of our total revenues represented 2.8% in 2020 and 2.9% in 2019.

        Other countries and business activities revenues for the year ended December 31, 2020 as compared to the year ended December 31, 2019 remained relatively stable and amounted to RUB 25,013 million and RUB 24,282 million, respectively.

        Other countries and business activities cost of goods for the year ended December 31, 2020 as compared to the year ended December 31, 2019 remained relatively stable and amounted to RUB 16,524 million and RUB 15,724 million, respectively.

Sundry operating expenses/(income)

        Consolidated sundry operating expenses for the year ended December 31, 2020, increased by RUB 10,395 million in comparison with the previous year. We generated RUB 6,368 million expenses and RUB 4,027 million income for the year ended December 31, 2020 and 2019, respectively. These amounts comprised (1.3)% and 0.9% as a percentage of consolidated revenue for the year ended December 31, 2020 and 2019, respectively. The increase of consolidated sundry operating expenses in 2020 compared to 2019 was attribute to a number of reasons presented below, the main of which was the increase MTS Bank allowance of expected credit losses (ECL) due to the COVID-19 outbreak.

        Russia convergent sundry operating expenses for the year ended December 31, 2020, increased slightly by 1.8% or RUB 51 million. We generated RUB 2,912 million and RUB 2,862 million expenses for the year ended December 31, 2020 and 2019, respectively. These expenses comprised 0.7% of Russia convergent revenues for the year ended December 31, 2020 and 2019.

        Moscow fixed line sundry operating income for the year ended December 31, 2020, decreased by RUB 3,602 million to RUB 2,506 million from RUB 6,108 million for the year ended December 31, 2019. Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues decreased to 6.2% for the year ended December 31, 2020, from 15.7% for the year ended December 31, 2019. The main reason for the decrease year-over-year was gain recognized as a result of transaction with the sale of fixed assets and leaseback in 2019. See Note 32 to our audited consolidated financial statements for details.

        MTS Bank sundry operating expenses for the year ended December 31, 2020, increased by RUB 6,018 million to RUB 10,020 million from RUB 4,002 million for the year ended December 31, 2019. Sundry operating expenses as a percentage of banking service revenues increased to 27.8% for the year ended December 31, 2020, from 12.8% for the year ended December 31, 2019. Such a significant increase in MTS Bank sundry operating expenses was caused by the increase in impairment loss of financial assets (bank deposits and loans to customers) related to COVID-19 outbreak.

        Other countries and business activities sundry operating income for the year ended December 31, 2020, decreased by RUB 516 million. We recognized income of RUB 4,334 million for the year ended December 31, 2020 and RUB 4,850 million for the year ended December 31, 2019. The decrease is mainly due to growth of expenses due to the expansion of our business.

Selling, general and administrative expenses

        Consolidated selling, general and administrative expenses for the year ended December 31, 2020, decreased by RUB 1,950 million and amounted to RUB 87,893 million as compared to RUB 89,933 million for the year ended December 31, 2019 and comprised 17.8% and 19.1% as a percentage of consolidated revenues for the year ended December 31, 2020 and 2019, respectively.

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2020 decreased by RUB 670 million to RUB 68,182 million, or 16.3% of Russia convergent revenue, from RUB 68,852 million, or 17.2% of Russia convergent revenue, for the year ended December 31, 2019 mainly due to savings related to retail operations during COVID-19 pandemics.

        Moscow fixed line selling, general and administrative expenses for the year ended December 31, 2020, decreased slightly by RUB 233 million, to RUB 6,345 million, or 15.7% of Moscow fixed line revenue, from RUB 6,578 million, or 16.9% of Moscow fixed line revenue, for the year ended December 31, 2019. The decrease is mainly attributable to the decrease in advertisement and marketing expenses for RUB 43 million and decrease in dealers commission for 72 million.

        MTS Bank selling, general and administrative expenses for the year ended December 31, 2020, decreased slightly by RUB 133 million, to RUB 8,731 million, or 24.2% of MTS Bank revenue, from RUB 8,864 million, or 28.4% of MTS Bank revenue for the year ended December 31, 2019.

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2020, increased by RUB 641 million or 6.3% to RUB 10,775 million from RUB 10,135 million for the year ended December 31, 2019. Other countries and business activities selling, general and administrative expenses mainly increased due to effect of increase in payroll of sales and marketing personnel.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs, right-of-use assets, and other intangible assets for the year ended December 31, 2020, increased by 4.2% to RUB 100,234 million from RUB 96,195 million for the year ended December 31, 2019.

        Russia convergent depreciation and amortization for the year ended December 31, 2020, increased by 4.9% to RUB 88,072 million from RUB 83,980 million for the year ended December 31, 2019 mainly due to additions of new assets.

        Moscow fixed line depreciation and amortization for the year ended December 31, 2020 decreased by 2% and amounted to RUB 9,315 million as compared to RUB 9,506 million for the year ended December 31, 2019 due to disposal of property and equipment during 2020.

        MTS Bank depreciation and amortization for the year ended December 31, 2020, amounted to RUB 1,248 million showing an increase of 15.4% as compared to RUB 1,082 for the year ended December 31, 2019.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2020, increased by 4.6% to RUB 3,975 million from RUB 3,801 million for the year ended December 31, 2019.

Operating profit

        Consolidated operating profit decreased by RUB 2,684 million, or 2.3%, to RUB 112,893 million in the year ended December 31, 2020 from RUB 115,577 million in the year ended December 31, 2019. The decrease was mainly attributable to lower income from Russia convergent, Moscow fixed line and MTS Bank as well as decrease of other countries and business activities operating loss.

        Russia convergent operating profit for the year ended December 31, 2020 increased by RUB 6,225 million, or 6.5%, and totaled to RUB 101,515 million against RUB 95,290 million for the year ended 2019. Russia convergent operating profit grew as a percentage of Russia convergent revenues to 24.2% for the year ended December 31, 2020, from 23.9% for the year ended December 31, 2019. The increase was mainly attributable to the growth in revenue from telecommunication services which increased due to active promotion of mobile only and convergent tariff plans, significant volume of Internet traffic included and the constant quality improvement of services provided.

        Moscow fixed line operating profit for the year ended December 31, 2020 decreased by RUB 3,188 million, or 18.5%, and totaled to RUB 14,056 million against RUB 17,244 million for the year ended December 31, 2019. Moscow fixed line operating profit decreased as a percentage of Moscow fixed line revenue to 34.8% for the year ended December 31, 2020 from 44.4% for the year ended December 31, 2019. The decrease related to the gain recognized in the previous year ended December 31, 2019 as a result of transaction with the sale of fixed assets and leaseback and several cost optimization initiatives.

        MTS Bank operating profit for the year ended December 31, 2020 decreased by RUB 1,249 million, or 36.0%, and totaled to RUB 2,224 million against RUB 3,473 million for the year ended 2019. MTS Bank operating profit decreased as a percentage of MTS Bank revenue to 6.2% for the year ended December 31, 2020 from 11.1% for the year ended December 31, 2019. The decrease was caused by the increase in impairment loss of financial assets (bank deposits and loans to customers) related to COVID-19 outbreak.

        Other countries and business activities operating loss for the year ended December 31, 2020, increased by RUB 4,472 million, or 1040.0%, and totaled to RUB 4,902 million from RUB 430 million for the year ended December 31, 2019 as a result of growth of expenses due to the expansion of our business.

Finance costs

        Consolidated finance costs for the year ended December 31, 2020, decreased by RUB 5,282 million, or 11.2%, to RUB 42,084 million from RUB 47,366 million for the year ended December 31, 2019. The decrease was primarily attributable to effect arisen on the derecognition of debt agreements (RUB 2,220 million), improved loan terms and decreased Central Bank of Russia key rate (RUB 1,930 million).

Non-operating share of the profit of associates and joint ventures

        Non-operating share of the profit or loss of associates and joint ventures for the year ended December 31, 2020 decreased by RUB 3,223 million to an income of RUB 273 million compared to an income of RUB 3,496 million for the year ended December 31, 2019. The decrease is primarily attributable to the gain on sale of equity investment in OZON of RUB 3,837 million recognized in 2019 and increase in profit of other individually insignificant associates in the year ended December 31, 2020.

Other non-operating expenses/(income), net

        Consolidated other non-operating income for the year ended December 31, 2020, was RUB 3,064 million, compared to the expenses of 7,821 million for the year ended December 31, 2019. The loss of

RUB 15,646 million was mainly attributable to the weakening of the Russian ruble against U.S. dollar and euro during the year ended December 31, 2020. The gain of RUB 26,029 million was mainly attributable to the effect of our operations with derivatives.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2020 increased by 2.9% to RUB 16,126 million from RUB 15,667 million for the year ended December 31, 2019 mainly due to increase in income before provision for income taxes, partly offset by decrease in the effective tax rate. The effective tax rate decreased to 20.8% in the year ended December 31, 2020, from 23.0% in the year ended December 31, 2019 mainly as a result of change in income tax rates of subsidiaries (decrease of income tax rate to 18% from 20% in Armenia), prior period tax effects, decrease in withholding tax on distributed profits from subsidiaries (decrease of tax rate on dividends to 0% in Armenia) and decrease in expenses not deductible for tax purposes.

Profit attributable to the non-controlling interest

        Profit attributable to the non controlling interest for the year ended December 31, 2020 decreased by RUB 197 million, or 23.0%, and amounted to RUB 661 million compared to profit attributable to the non-controlling interest of RUB 858 million for the year ended December 31, 2019. The decrease was caused by overall decrease in MGTS profit for the year.

Profit attributable to the Group

        Profit attributable to the Group for the year ended December 31, 2020, increased by RUB 7,171 million, or 13.2%, to RUB 61,412 million, compared to RUB 54,241 million for the year ended December 31, 2019. Profit as a percentage of revenues was 12.4% in the year ended December 31, 2020, and 11.5% in the year ended December 31, 2019. The increase was mainly caused by the other non-operating income arising on derivatives in the amount of RUB 21,740 million, partly offset by the foreign exchange loss in the amount of RUB 15,646 million.

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

Revenues and cost of services and cost of goods

        Consolidated revenues for the year ended December 31, 2019, increased by RUB 24,367 million, or 5.5%, to RUB 470,605 million from RUB 446,238 million for the year ended December 31, 2018. The principal reason for the growth was the acquisition of MTS Bank in the second half of 2018 which added revenue in the amount of RUB 17,778 million to our consolidated revenues, the large increase in the usage of voice and data tariffs by our subscribers (by RUB 8,403 million), which was mainly attributable to the increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value added services. The growth was also attributable to an increase in interconnect revenue by RUB 2,513 million due to an increase in the volume of traffic. The increase of our consolidated revenues for the year ended December 31, 2019 was partly offset by decrease in revenue from roaming services by RUB 4,673 million.

        The decrease in our revenues from roaming fees of own subscribers by RUB 4,373 million in the year ended December 31, 2019 due to the cancellation of the fees for incoming calls within the MTS network.

        Consolidated cost of services and cost of goods for the year ended December 31, 2019 increased by RUB 10,117 million and amounted to RUB 172,929 million as compared to RUB 162,812 million for the year ended December 31, 2018 and comprised 36.7% and 36.5% as a percentage of consolidated revenues for the year ended December 31, 2019 and 2018, respectively. The acquisition of MTS Bank in the second half of 2018 added RUB 6,100 million to the growth of our consolidated cost of services and cost of goods for the year ended December 31, 2019. The increase in the consolidated cost of services and cost of goods for the year ended December 31, 2019 was also supported by the growth in interconnect and line rental expenses by RUB 3,992 million due to an increase in the volume of traffic.

        Russia convergent revenues for the year ended December 31, 2019, increased by 1.9% to RUB 399,361 million from RUB 392,076 million for the year ended December 31, 2018. The increase in Russia convergent revenues in the year ended December 31, 2019, was primarily due to the growth in revenue from voice and data tariffs (RUB 8,295 million) which increased due to active promotion of such tariffs, significant volume of Internet traffic included and the constant quality improvement of services provided. Increase in interconnect revenues by RUB 2,694 million was driven by the growth in volume of incoming traffic.

        The decrease of our revenues from roaming fees of own subscribers by RUB 4,359 million in the year ended December 31, 2019 was due to the cancellation of the fees for incoming calls within the MTS network.

        Russia convergent cost of services and cost of goods for the year ended December 31, 2019, increased by 2.8% to RUB 148,378 million from RUB 144,329 million for the year ended December 31, 2018. The increase in Russia convergent cost of services and cost of goods is attributable to the growth in interconnect and line rental expenses by RUB 4,237 million due to an increase in the volume of traffic and an increase in salaries and social contribution expenses by RUB 1,509 million.

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

        MTS Bank revenues increased by RUB 19,113 million and amounted to RUB 31,185 million for the year ended December 31, 2019 and RUB 12,072 million for the period from the date of MTS Bank consolidation to December 31, 2018. Banking service revenues as a percentage of our total revenues represented 6.6% in 2019 and 2.7% in 2018.

        MTS Bank cost of services increased by RUB 7,792 million and amounted to RUB 13,765 million for the year ended December 31, 2019 and RUB 5,973 million for the period from the date of MTS Bank consolidation to December 31, 2018. Cost of banking services as a percentage of our total revenues represented 2.9% in 2019 and 1.3% in 2018.

        Other countries and business activities revenues for the year ended December 31, 2019 increased by RUB 3,333 million to RUB 24,282 million from RUB 20,949 million for the year ended December 31, 2018 due to acquisition of new companies, newly acquired contracts.

        Other countries and business activities cost of goods for the year ended December 31, 2019 increased to RUB 15,724 million from RUB 13,611 million for the year ended December 31, 2018 due to acquisition of new companies, newly acquired contracts.

Sundry operating expenses/(income)

        Consolidated sundry operating income for the year ended December 31, 2019, decreased by RUB 588 million in comparison with the previous year. We generated income of RUB 4,027 million and RUB 4,615 million for the year ended December 31, 2019 and 2018, respectively. These amounts comprised 0.9% and 1.0% as a percentage of consolidated revenue for the year ended December 31, 2019 and 2018, respectively. The primary reasons for the changes year-over-year are described below.

        Russia convergent sundry operating expenses for the year ended December 31, 2019, increased by 104% or RUB 1,443 million to RUB 2,862 million from RUB 1,418 million for the year ended December 31, 2018 and comprised 0.7% and 0.4% of Russia convergent revenues for the year ended December 31, 2019 and 2018, respectively. The increase is mainly attributable to the growth of accruals of the allowance for doubtful debts related to other receivables.

        Moscow fixed line sundry operating income for the year ended December 31, 2019, increased by RUB 3,147 million to RUB 6,108 million from RUB 2,961 million for the year ended December 31, 2018. Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues increased to 15.7% for the year ended December 31, 2019, from 7.6% for the year ended December 31, 2018. The principal reason for the increase was gain recognized as a result of transaction with the sale of fixed assets and leaseback. See Note 32 to our audited consolidated financial statements for details.

        MTS Bank sundry operating expenses for the year ended December 31, 2019, increased by RUB 3,605 million to RUB 4,002 million from RUB 397 million for the year ended December 31, 2018. Sundry operating expenses as a percentage of banking service revenues increased to 12.8% for the year ended December 31, 2019, from 3.3% for the period from the consolidation date (July 5, 2018) to December 31, 2018.

        Other countries and business activities sundry operating income for the year ended December 31, 2019, increased by RUB 1,292 million. We recognized income of RUB 4,850 million for the year ended December 31, 2019 and RUB 3,558 million for the year ended December 31, 2018. The increase in sundry operating income in other countries and business activities is mainly due to the recognition of the Group's share of the profit of the associate MTS Belarus, which increased compared to 2018.

Selling, general and administrative expenses

        Consolidated selling, general and administrative expenses for the year ended December 31, 2019, increased by RUB 7,450 million and amounted to RUB 89,933 million as compared to RUB 82,482 million for the year ended December 31, 2018 and comprised 19.1% and 18.5% as a percentage of consolidated revenues for the year ended December 31, 2019 and 2018, respectively.

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2019 increased by RUB 3,412 million to RUB 68,852 million, or 17.2% of Russia convergent revenue, from RUB 65,441 million, or 16.7% of Russia convergent revenue, for the year ended December 31, 2018. Sales and marketing expenses increased by RUB 2,724 million mainly due to increase in advertisement and marketing expenses for RUB 1,521 million and increase in sales and marketing payroll for RUB 770 million. Utilities and maintenance expenses remained stable, while general and administrative expenses slightly increased by RUB 688 million.

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

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2019, increased by 4.7% to RUB 10,135 million from RUB 9,678 million for the year ended December 31, 2018. Other countries and business activities selling, general and administrative expenses mainly increased due to expenses of newly acquired companies and expenses related to the expansion of activities of e-ticket business.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs, right-of-use assets, and other intangible assets for the year ended December 31, 2019, increased only by 0.9% to RUB 96,195 million from RUB 95,316 million for the year ended December 31, 2018.

        Russia convergent depreciation and amortization for the year ended December 31, 2019, increased by 1.8% to RUB 83,980 million from RUB 82,456 million for the year ended December 31, 2018 mainly due to additions of new assets.

        Moscow fixed line depreciation and amortization for the year ended December 31, 2019 decreased by 13% and amounted to RUB 9,506 million as compared to RUB 10,867 million for the year ended December 31, 2018 due to disposal of property and equipment during 2019.

        MTS Bank depreciation and amortization for the year ended December 31, 2019, amounted to RUB 1,082 million. For the period from the date of MTS Bank's consolidation to December 31, 2018 depreciation and amortization amounted to RUB 547 million.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2019, increased by 8% to RUB 3,801 million from RUB 3,515 million for the year ended December 31, 2018.

Operating profit

        Consolidated operating profit grew by RUB 5,333 million to RUB 115,577 million in the year December 31, 2019 from RUB 110,244 million in the year ended December 31, 2018. The increase was mainly attributable to higher income from sale of our fixed assets as well as decrease of other countries and business activities operating loss.

        Russia convergent operating profit for the year ended December 31, 2019 decreased by 3,142 and totaled to RUB 95,290 million against RUB 98,432 million for the year ended 2018. Russia convergent operating profit fell as a percentage of Russia convergent revenues to 23.9% for the year ended December 31, 2019, from 25.1% for the year ended December 31, 2018. The decrease was mainly attributable to the growth of expenses for RUB 903 million in connection with provision for doubtful debt, and increase in advertisement and marketing expenses for RUB 1,660 million.

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

        MTS Bank operating profit for the year ended December 31, 2019, increased by 129.7% to RUB 3,473 million from RUB 1,512 million for the period from consolidation date July 5, 2018 to December 31, 2018. MTS Bank operating profit decreased as a percentage of MTS Bank revenue to 11.1% for the year ended December 31, 2019 from 12.5% for the period from the consolidation date (July 5, 2018) to December 31, 2018.

        Other countries and business activities operating loss for the year ended December 31, 2019, decreased by 82.0% to RUB 430 million from RUB 2,395 million for the year ended December 31, 2018 due to the acquisition of new companies and newly acquired contracts.

Finance costs

        Consolidated finance costs for the year ended December 31, 2019, increased by RUB 10,381 million, or 28.1%, to RUB 47,366 million from RUB 36,985 million for the year ended December 31, 2018. The increase was primarily attributable to effect arisen on the modification of debt agreements driven by improved loan terms (RUB 5,601 million) and increased indebtedness (RUB 4,779 million).

Non-operating share of the profit of associates and joint ventures

        Non-operating share of the profit or loss of associates and joint ventures for the year ended December 31, 2019 increased by RUB 4,405 million to an income of RUB 3,496 million compared to a loss of RUB 909 million for the year ended December 31, 2018. The increase is primarily attributable to the gain on sale of equity investment in OZON of RUB 3,837 million and increase in profit of other individually insignificant associates in the year ended December 31, 2019.

Other non-operating expenses/(income), net

        Consolidated other non-operating expenses for the year ended December 31, 2019, were RUB 7,821 million, compared to the income of 425 million for the year ended December 31, 2018. The gain of RUB 10,705 million was mainly attributable to the strengthening of the Russian ruble against U.S. dollar and euro during the year ended December 31, 2019. The loss of RUB 17,435 million was mainly attributable to the effect of our operations with derivatives.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2019 increased by 2.1% to RUB 15,667 million from RUB 15,345 million for the year ended December 31, 2018 mainly due to increase in the effective tax rate. The effective tax rate increased to 23.0% in the year ended December 31, 2019, from 19.7% in the year ended December 31, 2018 mainly as a result of increase in earnings distributions from subsidiaries, and as a result of increase in expenses not deductible for tax purposes.

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

B.    Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Our bank loans consist of ruble- denominated borrowings totaling approximately RUB 221.1 billion as of December 31, 2020. We repaid approximately RUB 162.7 billion of indebtedness in 2020. As of December 31, 2020, the total amount available to us under our credit facilities amounted to RUB 229.9 billion. We had total indebtedness of approximately RUB 580.1 billion as of December 31, 2020, including lease obligations, compared to approximately RUB 498.6 billion as of December 31, 2019. Our total finance costs for the years ended December 31, 2020, 2019 and 2018, were RUB 42,084 million, RUB 47,366 million and RUB 36,985 million, net of amounts of interest capitalized, respectively. See Note 9 to our audited consolidated financial statements for a description of our finance costs.

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

        Our cash outlays for capital expenditures in 2020, 2019 and 2018 were RUB 97,838 million, RUB 91,736 million and RUB 99,568 million respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. In 2021 we expect capital expenditures to total to approximately RUB 100-110 bn including the effect from realized contracts with derivative instruments, as well as required investments under the Yarovaya Law. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2021 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2021 excludes expenditures that may be made in connection with acquisitions.

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

        In February 2020, we purchased 51% stake in each of Achemar Holdings Limited and Clarkia Holdings Limited, owners of the operational companies of "Zelenaya Tochka" Group, fixed-line operator in multiple regions of Russia for RUB 1,370 million. The purchase of 51% stake was accounted as investment in joint venture, with a call and put option arrangement existing over another 49% of shares. In June 2020, the Group acquired a 100% ownership interest in LLC «Stopol Auto» and LLC «Koagent Rus» (jointly referred as «Stopol»), wholesalers of auto parts and multimedia devices. The purchase price constituted a cash payment of RUB 312 million paid in July 2020 and contingent consideration. This acquisition allows the Group to enter into the market of the smart multimedia systems for cars.

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

        We expect to refinance our existing debt when it becomes due. For scheduled maturities of debt principal outstanding as of December 31, 2020 see Note 25 of our audited consolidated financial statements. We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 43.23% of our total charter capital (effective ownership of 50.02%) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us.

        On March 21, 2019, our Board of Directors approved new dividend policy which sets a minimum payout of RUB 28.0 per ordinary MTS share (RUB 56.0 per ADS) per calendar year. In determining actual dividends payout, we will consider a number of factors, including cash flow from operations, capital expenditures and debt position. The policy will cover 2019 - 2021. Payments will continue to be made on a semi-annual basis. The Group may take decisions on the dividend payout based not only on annual results but also on interim results for three, six or nine months of the fiscal year. Annual and interim dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

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

        As of December 31, 2020, 2019 and 2018 dividends payable were RUB 108 million, RUB 23.1 million and RUB 146.2 million, respectively, and included in the trade and other payables within the consolidated statement of financial position.

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

        As of December 31, 2020, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2020, our notes consisted of the following:

	Currency	Interest rate (actual at December 31, 2020)	Amount
MTS International Notes due 2023	USD	5.00%	33,091
MTS PJSC Notes due 2025	RUB	8.00%	14,987
MTS PJSC Notes due 2022	RUB	7.70%	14,980
MTS PJSC Notes due 2023	RUB	6.85%	14,971
MTS PJSC Notes due 2027	RUB	6.60%	14,971
MTS PJSC Notes due 2021	RUB	8.85%	9,999
MTS PJSC Notes due 2026	RUB	7.90%	9,998
MTS PJSC Notes due 2022	RUB	9.00%	9,998
MTS PJSC Notes due 2021	RUB	7.10%	9,997
MTS PJSC Notes due 2025	RUB	7.25%	9,990
MTS PJSC Notes due 2022	RUB	6.45%	9,988
MTS PJSC Notes due 2024	RUB	8.70%	9,986
MTS PJSC Notes due 2022	RUB	5.50%	9,984
MTS PJSC Notes due 2023	RUB	6.50%	9,860
MTS PJSC Notes due 2024	RUB	8.60%	7,488
MTS PJSC Notes due 2027	RUB	6.60%	6,980
MTS PJSC Notes due 2022	RUB	8.40%	4,994
MTS PJSC Notes due 2026	RUB	6.60%	4,990
MTS PJSC Notes due 2031	RUB	7.50%	891
Other			12
Total notes			208,155
Less: current portion			(20,813)
Total notes, long-term			187,342

        We have an unconditional obligation to repurchase certain MTS Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2031	March 2021

        Notes of the Group are subject to certain covenants limiting the Group's ability to create liens on properties, dispose assets, including cellular licenses in core Russian regions, issue guarantees and grant loans to the third parties, delay payments for the borrowings, merge or consolidate MTS PJSC with a third party or be a subject to unsatisfied judgments (excluding the total penalty under the agreements with the DOJ). If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

        We were in compliance with our covenants as of December 31, 2020.

Bank loans

        As of December 31, 2020, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2020)	December 31, 2020
RUB-denominated:
VTB	2024 - 2026	4.75% - 5.50%	129,091
Sberbank	2021 - 2024	5.99% - 10.00%	85,001
Subsidized loans(1)	2021 - 2025	1.75% - 2.85%	1,845
Related party loans	2022 - 2024	4.25% - 8.70%	1,803
Other	2022 - 2025	Various	3,373

Total bank and other loans			221,113
Less: current portion			(13,312)

Total bank and other loans, long-term			207,801

(1)
See Note 3 for further information

        See also Note 25 to our audited consolidated financial statements.

        Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to create liens on properties, dispose assets, including cellular licenses in core Russian regions, issue guarantees and grant loans to the third parties, delay payments for the borrowings, merge or consolidate MTS PJSC with a third party or be a subject to unsatisfied judgments (excluding the total penalty under the agreements with the DOJ). We were in compliance with our loan covenants as of December 31, 2020.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2020:

	Notes	Bank loans and other debt
Payments due in the year ending December 31,
2021	35,262	25,244
2022	62,453	52,944
2023	66,263	39,457
2024	22,845	36,005
2025	28,525	91,692
Thereafter	39,845	15,072

Contractual undiscounted cash flows	255,193	260,414
Less: unamortized debt issuance costs	(244)	—
Less: interest	(46,794)	(38,374)
Less: debt modification	—	(909)
Less: subsidized interest rate effect	—	(18)
Total debt	208,155	221,113

        In addition, we had lease obligations in the amount of RUB 150,814 million and RUB 155,308 million as of December 31, 2020 and 2019, respectively. The terms of our material lease obligations are described in Note 26 to our audited consolidated financial statements.

        In addition, Sistema, which currently controls 43.23% of our total charter capital (effective ownership of 50.02%) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Indentures relating to some of our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays were as follows:

	2020	2019	2018
	(amounts in million RUB)
Cash flows from:
Net cash provided by operating activities	155,507	106,652	154,390
Net cash used in investing activities	(81,133)	(29,554)	(78,389)
Net cash used in financing activities	(27,360)	(120,448)	(25,924)
Effect of exchange rate changes on cash and cash equivalents	385	(2,655)	3,412

Net increase/(decrease) in cash and cash equivalents	47,399	(46,005)	53,489

Cash outlays for:
Capital expenditures(1)	(97,838)	(91,736)	(99,568)
Acquisition of subsidiaries, net of cash acquired	(262)	(2,052)	(3,444)
Disposal of subsidiaries, net of cash disposed	3,461	37,386	619
Cash payments for the acquisition of subsidiaries under common control and non-controlling interests	—	(15,312)	(13,242)
Cash inflow from sale and liquidation of associates	2,450	3,067	—

(1)
Includes acquisitions of property, plant and equipment and intangible assets

        For the year ended December 31, 2020 net cash provided by operating activities amounted to 155,507 million, a decrease of RUB 6,752 million or 6.3% year-over-year when excluding the one-time payment of RUB 55,607 million made in 2019 under the resolution with the U.S. DOJ and settlement with the SEC. The decrease was mainly driven by disposal of our Ukraine operations, which contributed RUB 17,156 million of operating cash inflow for the year ended December 31, 2019. The negative impact of the disposal was partially offset by relatively lower tax payments and financing costs.

        For the year ended December 31, 2020, the cash outflows generated by the Group investing activities increased by RUB 51,579 million or 174.5% and totaled to RUB 81,133 million. The increase was mainly attributable to cash receipts from sale of our Ukraine operations and lower net inflows from investing in deposits, traded debt securities and assets in trust management of Sistema-Capital, which declined by RUB 34,388 million and RUB 18,468 million, respectively. Our capital expenditures in the financial year 2020 increased by RUB 6,102 million due to increased USD/EUR exchange rates, which was partially offset by inflows from our FX related swap contracts.

        For the year ended December 31, 2020, the cash outflows generated by the Group financing activities decreased by RUB 93,088 million or 77.3% from RUB 120,448 million to RUB 27,360 million mainly due to increase in borrowed funds. In 2020, net inflows relating to our borrowing activities grew by RUB 100,537 million. Further positive effect resulted from reduction of cash outflows related to acquisition of subsidiaries under common control by RUB 15,312 million. The dividends paid increased by RUB 22,418 million due to special dividends distributed on sale of our Ukraine operations.

        For the year ended December 31, 2019, net cash provided by operating activities was RUB 106,652 million, a decrease of 30.9% from the year ended December 31, 2018. The decrease in amount of RUB 55,607 million related to payment of fines and penalties under investigation into former operations in Uzbekistan. The remaining increase in amount of RUB 7,869 million or 5.1% was partially driven by MTS Bank activities, which contributed RUB 10,513 million of the increase.

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

Liquidity

        As of December 31, 2020, we had total cash and cash equivalents of RUB 85,405 million (RUB 66,933 million in rubles, RUB 10,597 million in U.S. dollars, RUB 6,433 million in euros, RUB 431 million in Turkmenistan manat, RUB 87 million in Ukrainian hryvnias and RUB 924 million in other currencies). In addition, as of December 31, 2020, we had short-term investments of RUB 23,434 million, mostly in form of investments in mutual funds and debt securities as well as deposits. We also had RUB 229,855 million available under existing credit facilities as of December 31, 2020. For a description of our outstanding external financing, see Note 25 to our audited consolidated financial statements.

        As of December 31, 2020, we had a working capital deficit of RUB 66,260 million compared to a deficit of RUB 153,869 million as of December 31, 2019. The decrease primarily related to decrease of current portion of our debt by RUB 37,621 million as well as increase of cash and cash equivalents by RUB 47,355 million. We expect to repay all our debts as they become due from our operating cash flows or through re-financings. We believe that our operating cash flows, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our profit for the year under Russian accounting standards for the years ended December 31, 2020 and 2019 that was distributable under Russian legislation amounted to RUB 61,622 million and RUB 91,088 million respectively.

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

C.    Research and Development, Patents and Licenses, etc.

        Not applicable.

D.    Trend Information

Sales

        Our mobile subscriber base in Russia and Armenia decreased to 80.6 million subscribers as of December 31, 2020 from 81.3 million subscribers as of December 31, 2019. We expect our consolidated subscriber base to remain stable in 2021 as a result of continued marketing and advertising activity. We expect growth in the long term due to increased use of IoT (M2M) devices. We anticipate our consolidated revenues will remain stable in 2021 mainly based on growth in development of our broadband business and convergent services and growth in sales of handsets and accessories.

        Average monthly minutes per subscriber in Russia increased and amounted to 397 minutes in 2020 as compared to 385 minutes in 2019. We expect an increase in megabytes per subscriber due to our efforts aimed at stimulating data usage.

        Our subscriber base in Armenia remained stable and amounted to 2.15 million subscribers in 2020. We expect the growth of competition in these markets may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers and macroeconomic trends calling for "save mode."

        Russia is the largest market for us, both in terms of subscribers and revenue. In 2020, the underlying developments within this market remained generally positive and included high mobile penetration, strong demand for mobile services and increased consumption of data services, especially remote or online services. We focused our efforts to develop new competencies in the digital economy amid the global epidemic of COVID-19. We expect growth of business activity in Russia to continue throughout 2021.

        We expect a challenging operating environment in 2021 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro-denominated debt. For further information on these risks, see "—A. Operating Results—Certain

Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations," and "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

        However, considering current macroeconomic conditions, our management believes that we will experience medium- and long-term growth. Due to the fact that the Russian market is highly penetrated, we believe the next wave of revenue growth for the overall market is likely to come from customers' increasing use of data and convergent services.

  Moscow Fixed Line Operations

        In 2020 total revenue of MGTS increased by 4.06%. MGTS revenue from broadband Internet services increased by 3.2%. The increase was due to the high quality of services, favorable tariffs and optimization of work, which led to the transition of subscribers from competitors. MGTS revenue from digital television services in 2020 increased by 4.7%. The growth is mainly in the B2C market, where MGTS is the leader in terms of growth rates and the number of TV subscribers. In 2021, we expect further growth in revenue from broadband Internet and digital television services, mainly due to the launch of new products / tariffs, the development of sales channels and an increase in the subscriber base.

        In 2020, revenue from MGTS fixed line services decreased by 12.1%. In 2019, the subscriber base of B2C and B2B segments decreased by 5.2% and 7.1%, respectively. We expect a further decrease in MGTS revenue from fixed-line voice services due to a reduction in the subscriber base in 2021.

        In 2020, MGTS' revenue from data services in B2G segment decreased by 9.7% due to the termination of some contracts with government customers. In 2021, we do not expect significant reduction of MGTS' revenue from data services in B2G segment.

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia remained relatively stable at around 33% for the year ended December 31, 2020. We continued to offer our popular tariff plans "SMART" (integrated voice and data bundles): "My Smart," "Tarifische" with unlimited Internet and "Our Smart." We expect that the possibility of choosing traffic bundles, connecting of converged services and other our activities will increase customer loyalty and allow us to keep churn rate under control in 2021.

  Moscow Fixed Line Operations Churn

        Reducing churn and increasing customer loyalty are among the most important areas of MGTS activity. The outflow speed is different for different services. Fixed-line voice services are a fundamental MGTS service. The outflow rate for MGTS fixed line services decreased by 1,3% to 5,8% during the year ended December 31, 2020, compared with 7,1% for the year ended December 31, 2019. MGTS intends to prevent an increase in the outflow rate for fixed line services in 2021 through fixed and mobile offer packages.

        The outflow level of MGTS broadband Internet access services decreased to 14,95% during the year ended December 31, 2020, compared with 15,12% for the year ended December 31, 2019. The outflow rate of MGTS digital television services decreased to 14,4% during the year ended December 31, 2020, compared with 16,8% for the year ended December 31, 2019. MGTS plans to increase customer loyalty in 2021 in order to strengthen its leading position in the market.

E.    Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

        We have entered into several cross currency interest rate swap agreements. These contracts are mainly designated to manage the exposure of changes in currency exchange rate. The contracts assumed periodic exchange of principal and interest payments from RUB denominated amounts to USD denominated amounts at a specified exchange rate. The rate was determined by the market spot rate upon issuance. Cross-currency interest rate swap contracts mature in 2023 - 2024.

F.     Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2020:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in millions of RUB)
Contractual Obligations:(1)
Long-term principal debt obligations(2)	34,431	182,031	161,957	52,000	430,419
Interest payments(3)	26,071	39,077	17,104	2,917	85,169
MTS Bank deposits and liabilities	170,274	2,012	86	—	172,372
Lease obligations	27,094	49,369	49,368	93,520	219,351
Purchase obligations(4)	35,286	19,520	15,302	1,385	71,493
Provision for decommissioning and restoration	182	—	—	4,754	4,936

Retirement and post-retirement obligation	175	18	14	51	258

Payments related to business acquisitions	931	—	—	—	931

Total	294,588	292,027	243,831	154,627	985,073

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Does not include the amount of debt modification.

(3)
Interest payments are calculated based on indebtedness as of December 31, 2020, scheduled maturities for the debt and interest rates effective as of December 31, 2020. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 25 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(4)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Felix V. Evtushenkov(3)	1978	Chairman of the Board of Directors, Non-Executive Director
Artem I. Zassoursky(3)(4)(5)	1979	Non-Executive Director
Regina von Flemming(1)(2)(4)(5)(6)	1965	Non-Executive Independent Director
Shaygan Kheradpir(1)(2)(5)	1960	Non Executive Independent Director
Thomas Holtrop(1)(2)(5)(6)	1954	Non-Executive Independent Director
Nadia Shouraboura(2)	1970	Non-Executive Independent Director
Konstantin Ernst(4)	1961	Non-Executive Independent Director
Valentin B. Yumashev(1)(4)(6)	1957	Non-Executive Independent Director
Alexey V. Kornya	1975	Non-Executive Director
Vyacheslav K. Nikolaev	1970	President and Chief Executive Officer ("CEO")
Alexander E. Gorbunov	1967	Vice President, Strategy and Development—Member of the Management Board
Tatyana S. Chernysheva	1977	Vice President, Human Resources—Member of the Management Board
Inessa Galaktionova	1974	First Vice President, Telecommunications—Member of the Management Board
Ilya V. Filatov	1976	Vice President, Financial Services—Member of the Management Board
Dmitry A. Khomchenko	1976	Vice President, Information Technology—Member of the Management Board
Ruslan S. Ibragimov	1963	Vice President, Government Relations and PR—Member of the Management Board
Andrey M. Kamenskiy	1972	Vice President, Finance—Member of the Management Board and Chief Financial Officer ("CFO")
Igor N. Mishin	1962	Vice President, Media—Member of the Management Board
Dmitry A. Khalin	1971	Vice President, Cloud and Digital Solutions—Member of the Management Board
Alexey Barsegian(4)(5)	1973	Vice President, Corporate & Legal Affairs—Member of the Management Board
Sergey Belyakov	1980	Member of the Management Board, CEO of MTS Retail (RTC)
Alexander Khanin(3)	1987	Vice President, Artificial Intelligence—Member of the Management Board

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Strategy Committee.

(4)
Member of the Corporate Governance, Environmental and Social Responsibility Committee.

(5)
Member of the Special Committee on compliance.

(6)
Member of the Special Committee of independent directors for the project of MTS's staff co-location.

        Felix V. Evtushenkov was appointed Chairman of our Board of Directors in June 2019. He is the Chairman of our Strategy Committee of the Board of Directors. He is the Member of the Board of Sistema, Member of the Strategy Committee of Sistema, as well as the Chairman of the Board of the Sistema Charity Fund. He is also a Member of the Board of Directors of Redline Capital Partners S.A., BF "Sistema," OJSC "Element," SCP GROUP HOLDINGS SA and Sistema. From 2012 he has served as First Vice President at Sistema. Prior to that from 2011 to 2012, he served as First Vice President, Head of Core Assets. In 2008, he was appointed Vice President, Head of Consumer Assets, at Sistema. From 2000 to 2006 he worked as General Director, CJSC Sistema-Gals, and from 2006 to 2008 as President OJSC Sistema-Gals. Mr. Evtushenkov began his career as an Associate of the President in Sistema-Invest CJSC and Executive Director of the Industry Department at Sistema from 1999 to 2000.

        Artem I. Zassoursky serves as one of our Directors since June 2017. He also is a Member of our Corporate Governance, Environmental and Social Responsibility Committee, Strategy Committee and Special Committee on compliance. Mr. Zassoursky is also a Vice President for Strategy and Development and a Member of the Management Board of Sistema. He was a Member of the Board of Directors of Business-Real Estate, Agroholding Steppe, Stream LLC, Sitroniks, Detskiy Mir, Insitel Services Private Limited, and now he is a Member of the Board of Directors of Medsi, Sistema Asia Capital PTE, LTD and Alium. Prior to joining Sistema, he held the position of General Director of Stream LLC, in 2013 he served as a Vice President of SMM OJSC. He held various senior positions at major media companies prior to 2013.

        Regina von Flemming serves as one of our Directors since June 2015. She is also the Chairman of our Remuneration and Nomination Committee and Corporate Governance, Environmental and Social Responsibility Committee. She also is a Member of our Audit Committee, Special Committee on compliance and Special Committee of independent directors for the project of MTS's staff co-location of our Board of Directors. Ms. Von Fleming is Member of Board of Directors of PJSC "Sovcombank" serving as the Chairman of the audit committee and a Member of the ESG committee and also serves on the Board of Directors of the Russian Standard Charitable Foundation. She also served as the Chairman of the nominations and remunerations committee and as a Member of the audit committee of PJSC "Chelpipe" and Marketing Director at Weinstube in 2020. Previously, from 2016 to 2018, she was a Member of our Remuneration and Nomination Committee. Ms. von Flemming served as the CEO and Publisher of Axel Springer Russia from 2005 to 2015. Prior to that, she was the founder and owner of Flemming & Partner GmbH Berlin—Moscow, a consultancy providing services in the areas of crisis management, start up, interim management and restructuring, interim CEO in Russia mainly for German and Russian entities. From 2000 to 2003, she worked as Vice President of the "US Russia Investment Fund" at Delta Capital, one of the first private equity funds in Russia. Prior to joining Delta Capital, she held various management roles in German companies.

        Shaygan Kheradpir serves as one of our Directors since June 2020. He is also the Member of our Remuneration and Nomination Committee, Audit Committee and Special Committee on compliance of the Board of Directors. He is the Member of the Board of Directors of MTN Group and R9B, Chairman of the Board of Directors Live Earth and President of Shaygan Technology Partners. Previously, from 2015 to 2018 Shaygan has been Chairman and CEO of Coriant. He also served as CEO of Juniper Networks in 2014 and from 2011 to 2014 he served as COO of Barclays Bank. Prior to that, from 2000 to 2010 he served in multiple roles, including as CTO and CIO in Telecom, at Verizon. Shaygan holds bachelor's, master's, and doctoral degrees in electrical engineering from Cornell University.

        Thomas Holtrop serves as one of our Directors since February 2013. He is also the Chairman of our Audit Committee, Special Committee on compliance and Special Committee of independent directors for the project of MTS's staff co-location of our Board of Directors. He is also a Member of Remuneration and Nomination Committee. From 2005 to 2011, Mr. Holtrop served as a member of the Supervisory Board at Gruner & Jahr (Hamburg). Prior to that, from 2001 to 2004, he served as the President of T-Online International AG. Mr. Holtrop also served as a member of the Board of Directors at Deutsche Telecom AG from 2002 to 2004. Prior to that, he served as Vice President at American Express International Inc. and was a member of the Board of Directors at Bank 24 AG and Deutsche Bank 24 AG.

        Nadia Shouraboura serves as one of our Directors since June 2020. She is also the member of our Audit Committee, Strategy Committee of the Board of Directors. Nadia is a Member of the Board of Directors of X5 Retail Group, Ferguson, Blue Yonder and Tosca. She was also a Member of the Board of Directors of Anko Retail from 2018 to 2020. Prior to that from 2012 to 2018 she was founder and CEO of Hointer. From 2004 to 2012 she served as the Vice President for Technology at Amazon and head of systems development at Exelon Power. Previously, from 1994 to 2001 she worked as a Senior Principal Consultant at Diamond Management & Technology. She began her career in 1989 as a robotics engineer at Robcad. Nadia holds a bachelor's degree from Moscow State University, a master's degree from the University of Tel Aviv, and a PhD in Mathematics from Princeton University.

        Konstantin Ernst serves as one of our Directors since June 2020. He also is a Member of our Corporate Governance, Environmental and Social Responsibility Committee. Mr. Ernst is CEO of Channel One Russia. Konstantin was appointed Channel One CEO in 1999, having earlier served as Executive Producer from 1995. He holds a graduate degree in biology from St. Petersburg State University.

        Valentin B. Yumashev serves as one of our Directors since June 2019. He is also a Member of our Remuneration and Nomination Committee, Corporate Governance, Environmental and Social Responsibility Committee and Special Committee of independent directors for the project of MTS's staff co-location of our Board of Directors. He is a Member of the Board and Advisor of the Boris Yeltsin Presidential Center Fund. He also serves as Advisor to the President of the Russian Federation on a pro bono basis. In 1997-1998, he served as the head of the Russian Presidential Administration. In 1996, he worked as a media relations advisor to the Russian president. From 1987 to 1995 he served in a series of leadership roles at Ogoniok magazine, including as General Director. Mr. Yumashev began his career in 1978 as a journalist at Moskovsky Komsomolets. Mr. Yumashev holds a degree in journalism from Lomonosov Moscow State University.

        Alexey V. Kornya serves as one of our Directors since March 2018. He served as our President and CEO from March 2018 to March 2021. He was the Chairman of the Board of Directors of Mobile TeleSystems LLC until 2019 and now he is a Member of the Board of Directors of MTS Bank, MTS Media and Sistema Capital. Mr. Kornya is also a Chairman of the Board of Directors of RTC and a Member of the Board of Directors of Charity Fund Sistema since 2018. He is also serves as a Member of the Advisory Board of Amdocs. Mr. Kornya is a member of the GSMA Association. He also served as our Vice President for Finance, Investments, Mergers and Acquisitions—CFO from 2016. From July 2008, he served as our Acting Vice President for Finance and Investments. From March 2007 to December 2008, Mr. Kornya served as our Chief Financial Controler. He served as our Financial Planing and Analysis Director from November 2004 to March 2007 and as CFO of our Urals Macro-region branch from July 2004 to November 2004. Mr. Kornya joined MTS in July 2004 as MTS Financial Director in the Ural Federal District. Prior to joining MTS, Mr Kornya worked for North West Telecom and PwC Audit.

        Vyacheslav K. Nikolaev serves as our President and CEO since March 2021. Prior to that he served as our First Vice President for Customer Experience, Marketing and Ecosystem Development since March 2020, and earlier served as our Vice President for Customer Experience and Marketing since August 2019. Before that he served as our Vice President for Marketing since July 2017. He is a Member of the Board of Directors of MTS Armenia, MTS Bank, MGTS, RTC, KS, MTDZK, Kinopolis and MTS Media. Mr. Nikolaev has been working for MTS since October 2004 and held various positions within the Group. Prior to joining MTS, he held various key positions in OOO Renaissance Capital—Financial Consultant and TRUST Investment Bank, OJSC.

        Alexander E. Gorbunov serves as our Vice President for Strategy and Development since April 2018. Before that, he was a Member of our Board of Directors, and Deputy Chairman of our Board of Directors. In addition, Mr. Gorbunov serves as a Chairman of Board of Directors of Sistema Smart Technologies and a Member of the Board of Directors of YouDo. From 2011 until 2018 he served as Vice-President managing telecom assets of Sistema. From 2010 until 2011, Mr. Gorbunov served as Executive Vice President for development of telecommunication assets at Core Assets Business Unit of Sistema and from 2011 until 2015—as Executive Vice-President. From 2006 until 2010, he served as Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

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

        Ruslan S. Ibragimov serves as our Vice President—Government Relations and PR since August 2019. He earlier served as Vice President for Corporate and Legal Affairs from 2008 to 2019 and has been a member of our Management Board since 2007. Mr. Ibragimov is a Member of the Managing Board of Big Data Association, Vice President of the Russian Corporate Counsel Association (RCCA) and Senior Director of the Association of Independent Directors. Mr. Ibragimov also serves as a Member of the Board of Directors of Vysshaya Shkola Publishers OJSC and Prosveshcheniye Publishers. Before that, he was a Chairman of the Management Board of the National Payments Council Association until 2018 and the Member of the Board of Directors of the Doctor Ryadom LLC until 2020. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters, as well as headed our Legal Department. Prior to joining us, Mr. Ibragimov was a member of the law firm Ibragimov, Kagan and Partners from July 2002 to June 2006. From 1996 to 2002, he served as Deputy General Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

        Andrey M. Kamenskiy serves as our Vice President—Chief Financial Officer since April 2018. He is also a Member of the Board of Directors of Mobile TeleSystems LLC, MTS Bank, RTC, Sistema Capital and MTS Media. Prior to that, he served as Executive Vice President, Finance and Economics for Sistema since 2011. From 1997 to 2011, he held senior positions in finance in Trade House Perekrestok, San InBev and ING Bank (Eurasia).

        Dmitry A. Khalin serves as our Vice President for Cloud and Digital Solutions since January 2020. He also is a Member of the Board of Directors of IT Grad and Nvision Group. In addition, he serves as an expert consultant on AI matters for the Russian Independent Directors Association. From 2007 through December 2019 he held a series of senior executive roles at Microsoft Russia, most recently from 2013 to 2019 as Chief Technology Officer (CTO) and General Manager of the Microsoft Russia Development Center, as well as leading the company's regional AI strategy. From 2009 to 2013 he headed Microsoft's SME and corporate sales efforts in Russia, and from 2007 to 2009 he served as Strategic Technologies Director. From 2006 to 2007 he worked as Marketing Director at Xerox Russia, having come from Microsoft where he worked as Enterprise Partner Group Manager from 1999 to

2006. Prior to that he held roles in sales and customer support at DEC and Siemens, after beginning his career in 1994 as a programmer at Russia's Electronic Computing Research Center. In addition, he serves as an expert consultant on AI matters for the Russian Independent Directors Association.

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

        Igor N. Mishin serves as our Vice President for Media since September 2019. He serves as CEO and Member of the Board of Directors of MTS Media and Member of the Board of Directors of ?inopolis. He is also a Vice President of the Russian Academy of Television, Member of the European Film Academy, Science & Technology Laureate of the Russian Federation, and Chairman of the Board of Trustees of the Outdoor Film Festival, the world's largest open-sky movie watching event. From 2014 to 2016 he served as General Director of TNT, one of Russia's most-watched TV networks. Prior to that he worked as a President of A-One Concept Media, Inc., General Producer for TV Service CJSC (Muz-TV music channel) and General Director of Amedia.

        Alexey Barsegian serves as our Vice President for Corporate & Legal Affairs since September 2019. He is also the member of our Corporate Governance, Environmental and Social Responsibility Committee and Special Committee on compliance. Before that, from 2018 to 2019 he served as Executive Director of Legal Affairs of Sistema and earlier, from 2013 to 2018 as Executive Vice President for Legal Affairs of Sistema. Previously, from 2011 to 2013 he served as Director of Legal Department in Sistema. He began his career as a legal consultant, working at firms including EM & Co. and Padva & Partners. Alexey holds an MBA from the American Institute of Business & Economics as well as a law degree from Moscow State Institute of International Relations (MGIMO).

        Sergey Belyakov serves as CEO and Member of the Board of Directors of MTS's retail operations (RTC) since April 2020. From 2016 to 2019 he served as CEO of DIXY Group. Prior to that, from 2014 to 2016 he served as Vice President of Merkuriy Holding Company, and from 2012 to 2014 he served as Director of Investor Relations at EVRAZ. From 2002 to 2012, Sergey held a series of senior roles at Interros Group and in the commercial banking sector. He graduated from Moscow State Institute of International Relations.

        Alexander Khanin serves as Vice President for Artificial Intelligence since October 2020. He is also a head of the MTS Artificial Intelligence Center. In addition, he is a co-founder and Chairman of the Board of Directors at VisionLabs. He is also the member of our Strategy Committee of the Board of Directors.

        All members of our Board of Directors were elected at the annual shareholders' meeting on June 24, 2020 and will serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2021. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.    Compensation of Directors and Senior Management

        We accrued compensation to our Directors and Senior Management during 2020 for services in all capacities provided to us in an aggregate amount of approximately RUB 1,309 million, including social contributions of RUB 214 million. This amount comprised RUB 690 million in base salaries and RUB 619 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued in 2020 amounted to RUB 694 million, including social contributions amounted to RUB 79 million.

        Members of the Board of Directors who are independent non-executive directors receive annual base compensation of $300,000 (RUB 21.6 million) or $400,000 (RUB 28.8 million) in the case of an independent non-executive director who serves as Chairman of the Board of Directors.

        Independent non-executive directors who also serve on Board committees receive additional compensation as follows. Members of the Strategy Committee, Remuneration and Nomination Committee, Audit Committee and Corporate Governance receive additional annual compensation of $30,000 (RUB 2.2 million), and a director serving as Chairman of the foregoing committees receives additional annual compensation of $50,000 (RUB 3.6 million). Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board in relation to certain assigned matters, receive additional annual compensation of $30,000 (RUB 2.2 million), and a director serving as Chairman of a special committee receives additional annual compensation of $50,000 (RUB 3.6 million). Members of all other Board committees receive additional annual compensation of $25,000 (RUB 1.8 million) and a director serving as Chairman of any other Board committee receives additional annual compensation of $30,000 (RUB 2.2 million).

        Independent non-executive members of the Board of Directors are also eligible for remuneration in the form of shares. The number of shares to be transferred to each non-employee Director based on the results of the corporate year shall be determined as the quotient obtained by:

  •
  the ruble equivalent of $100,000 (RUB 7.2 million) calculated according to the exchange rate established by the CBR for the date of the annual meeting of shareholders by the end of the corporate year divided by the share price in rubles being the weighted average price of the share for the last 30 calendar days preceding the annual meeting of shareholders, during which the trading was held on the Moscow Exchange.

        The aggregate amount of compensation received by an independent non-executive director (including annual base compensation and remuneration for performance of additional duties for serving as a Board committee member should not exceed $400,000 (RUB 28.8 million) and for serving as Chairman of the Board of Directors should not exceed $500,000 (RUB 36.1 million). In the event of early termination of a director, such director receives a pro rata share of the base, committee and bonus compensation based on the amount of time the director served on our Board.

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

Audit Committee

        The members of our Audit Committee are appointed by the Board of Directors and all members of the Committee must be the independent directors. The current members are Thomas Holtrop, Regina Dagmar Benedicta von Flemming, Shaygan Kheradpir and Nadia Shouraboura, all of whom are independent members of the Board of Directors. Mr. Thomas Holtrop serves as the Chairman of the Audit Committee. The Audit Committee is primarily responsible for the integrity of our financial statements; overseeing our risk management, internal control system and corporate governance system, including reviewing certain RPT and IPT transactions overseeing our internal control system; overseeing our accounting and financial reporting processes and the internal and external audits of our financial statements; compliance system, compliance with the Code of Business Conduct and Ethics of MTS PJSC; recommending the appointment and compensation of the independent auditors to the Board of Directors; overseeing the performance of the auditors; reviewing issues raised by the auditors, management and/or Board of Directors and, as required, making recommendations to the Board of Directors; resolving matters arising during the course of audits; and since February 25, 2015 exercises functions related to ethics matters.

        According to the bylaws, the Audit Committee shall convene with our external auditors at least four times a year, but may convene more frequently if the Audit Committee chooses to do so.

Remuneration and Nomination Committee

        Our Remuneration and Nomination Committee consists of four members appointed by the Board of Directors. The current members are, Shaygan Kheradpir, Thomas Holtrop, Valentin Yumashev, and Regina Dagmar Benedicta von Flemming , who serves as the Chairman of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

        According to the bylaws, the Remuneration and Nomination Committee shall be convened by the Chairman of the Remuneration and Nomination Committee, at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

President

        Our President is elected by the Board of Directors for a term of three years and can be re-elected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day to day management of our activities, except for matters reserved to our shareholders or the Board of

Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board.

        On March 1, 2018, the Board of Directors has elected Alexey Kornya as our President and CEO for three years effective March 13, 2018. In March 2021, the Board of Directors has elected Vyacheslav Nikolaev, the first vice-president of MTS for customer experience, marketing and ecosystem development, as new President from March 13, 2021.

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

        The President is the Chairman of the Management Board. Currently our Management Board consists of 14 members.

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

Auditing Commission

        Our Auditing Commission supervises our financial and operational activities. Members of the Auditing Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Auditing Commission. As of the date of this document, our Auditing Commission has three members:

  •
  Irina R. Borisenkova, who holds the position of Chief Accountant—Managing Director, Finance and Investment Complex, Sistema;

  •
  Natalia A. Mikheeva, who holds the position of Director for internal control and audit of MTS; and

  •
  Andrey Poroh, who holds the position of the Vice president for internal control and audit of Sistema JSFC.

        The members of our Auditing Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June, 2021.

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

D.    Employees

        At December 31, 2020, we had 58,415 employees. Of our 56,590 employees in Russia, we estimate that 675 were executives; 17,867 were technical and maintenance employees; 21,518 were sales, marketing and customer service staff; and 16,530 were administration and finance staff. In addition, of the 56,590 employees in Russia, we estimate that 14,511 were employed in our retail unit.

        As of December 31, 2020, 131 of our employees worked in Ukraine (in subsidiaries other than disposed in December 2019). Of these employees, we estimate that 4 were executives; 83 were technical and maintenance employees; 7 were sales, marketing and customer service staff; and 37 were administration and finance staff.

        As of December 31, 2020, 23 of our employees worked in Turkmenistan. Of these employees, we estimate that 4 were executives; 2 were technical and maintenance employees; 1 was sales, marketing and customer service staff; and 16 were administration and finance staff.

        As of December 31, 2020, 1,169 of our employees worked in Armenia. Of these employees, we estimate that 10 were executives; 131 were technical and maintenance employees; 705 were sales, marketing and customer service staff; and 323 were administration and finance staff.

        As of December 31, 2020, 502 of our employees worked in other countries, such as Czech Republic and Belarus. Of these employees, we estimate that 18 were executives; 397 were technical and maintenance employees; 13 were sales, marketing and customer service staff; and 74 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2020 and 2019:

	Years ended
	December 31, 2020	December 31, 2019
Russia	56,590	60,972
Ukraine	131	149
Turkmenistan	23	86
Armenia	1,169	1,189
Other	502	489

Total	58,415	62,885

        Our employees are not unionized, except for 1,277 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

        Objectives that we focus on in managing the human capital resources depend on current needs of our ecosystem. We expect to acquire new employees as a consequence of our regular acquisitions in line with the development of new products and services.

E.    Share Ownership

        As of March 15, 2021, we believe, that our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of March 15, 2021, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of March 15, 2021
Directors and Executive officers	Number	%(1)
Ilya V. Filatov, Vice President, Financial Services—Member of the Management Board	3,051,022	0.17667%
Alexey V. Kornya, Non Executive Independent Director	823,737	0.04770%
Ruslan S. Ibragimov, Vice President, Government Relations and PR—Member of the Management Board	380,622	0.02204%
Dmitry A. Khomchenko, Vice President, Information Technology—Member of the Management Board	173,062	0.01002%
Vyacheslav K. Nikolaev, Executive Director, President and Chief Executive Officer ("CEO")	102,049	0.00591%
Alexander E. Gorbunov, Vice President, Strategy and Development—Member of the Management Board	62,725	0.00363%
Andrey M. Kamenskiy, Vice President, Finance—Member of the Management Board and Chief Financial Officer ("CFO")	60,402	0.00350%
Regina von Flemming, Non Executive Independent Director	38,669	0.00224%
Thomas Holtrop, Non Executive Independent Director	31,114	0.00180%
Valentin B. Yumashev, Non Executive Independent Director	18,364	0.00106%
Inessa Galaktionova, First Vice President, Telecommunications—Member of the Management Board	15,720	0.00091%
Total	4,757,486	0.27548%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,726,956,979 ordinary shares outstanding as of March 15, 2021.

        Our management is entitled to remuneration in the form of options granted to them for MTS ordinary shares, which will expire in a weighted average term of approximately 3 years. The transfer of such shares is probable and is subject to certain employment conditions. In 2020, options related to compensation accrued in the amount of RUB 694 million.

        The following table sets forth information with respect to our ordinary shares in the form of share options granted to our current directors and executive officers as of March 15, 2021. All shares of common stock have the same voting rights.

	Number of ordinary shares as of March 15, 2021
Directors and Executive officers	Number	%(1)
Inessa Galaktionova, First Vice President, Telecommunications—Member of the Management Board	181,707	0.01052%
Alexey V. Kornya, Non Executive Independent Director	154,597	0.00895%
Alexander E. Gorbunov, Vice President, Strategy and Development—Member of the Management Board	154,114	0.00892%
Andrey M. Kamenskiy, Vice President, Finance—Member of the Management Board and Chief Financial Officer ("CFO")	153,473	0.00889%
Vyacheslav K. Nikolaev, Executive Director, President and Chief Executive Officer ("CEO")	153,289	0.00888%
Ruslan S. Ibragimov, Vice President, Government Relations and PR—Member of the Management Board	147,272	0.00853%
Igor N. Mishin, Vice President, Media—Member of the Management Board	110,359	0.00639%
Dmitry A. Khomchenko, Vice President, Information Technology—Member of the Management Board	103,368	0.00599%
Alexey Barsegian, Vice President, Corporate & Legal Affairs	83,243	0.00482%
Tatyana S. Chernysheva, Vice President, Human Resources—Member of the Management Board	56,183	0.00325%
Dmitry A. Khalin, Vice President, Cloud and Digital Solutions—Member of the Management Board	53,741	0.00311%
Sergey Belyakov, Member of the Management Board, CEO of MTS Retail (RTC)	46,412	0.00269%
Alexander Khanin, Vice President, Artificial Intelligence	19,542	0.00113%
Total	1,417,300	0.08207%

(1)
Percentage of ordinary shares in the form of share options granted to each named director and executive officer is based on 1,726,956,979 ordinary shares outstanding as of March 15, 2021.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth, as of March 15, 2021, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of March 15, 2021
Name	Number	Percentage
Sistema(1)	634,674,257	36.75%
Sistema Finance S.A.	8,674,112	0.50%
STA(2)	220,467,234	12.77%
ADS holders(3)	569,675,590	32.99%
Other Public Float (including our directors and executive officers)(4)	293,465,786	16.99%

Total(5)	1,726,956,979	100.00%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and is considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Finance SA, and Sistema Telecom Activy ("STA").

(2)
STA is a limited liability company formed under the laws of Russia. Sistema owns 100% of STA, which became a holder of our 12.77% beneficial ownership after VAST LLC and Invest-Svyaz CJSC, the previous beneficial owners of this ownership interest, were merged into STA in 2010 and 2011, respectively.

(3)
As of March 15, 2021, the total number of ADSs outstanding was 284,837,795, representing underlying ownership of 569,675,590 shares, or approximately 32.99% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is Sberbank of Russia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        Our subsidiaries, MGTS and Bastion, owned 7,569,230 and 159,284,022 of our ordinary shares, respectively, as of March 15, 2021.

        As a result of series of buy-backs since 2016 Stream Digital LLC owned 104,165,997 of our shares as of March 15, 2021.

        As of March 15, 2021, we held a total of 271,019,249 shares, 52,060,576 of which were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        Sistema's current effective ownership in us is 50.02%.

B.    Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

        In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to that date under an agreement with Sistema-Hals. The note was interest free and was repaid in fourth quarter of 2018.

        In March 2019, the Group disposed of its 18.69% interest in the Group's associate OZON to Sistema for RUB 7,902 million. As of December 31, 2020 the balance of accounts receivable amounted to RUB 2,829 million.

        At the end of October 2020, the Group sold 100% of NVision Group to Sistema and since November 2020 it has been a related party for the Group.

Business Nedvizhimost

        In February 2015, and further in May 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost, a subsidiary of Sistema, for RUB 8,500 million in total. As of December 31, 2019 and 2020 the balance of accounts receivable amounted to RUB 2,916 million and RUB 3,070 million, respectively. The amount as of December 31, 2020 is due before December 31, 2021 and bears interest of CBR Key rate + 1.5% per annum.

        In December 2018, the Group sold its 40.26% stake in a mutual investment fund "Sistema-Rentnaya Nedvizhimost" to Business Nedvizhimost for RUB 450 million. At the reporting date the Group accounted for its remaining share in the joint venture in the amount of RUB 636 million.

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

        As a result of this transaction in 2019, the Group recorded rights of use assets in the amount of RUB 3,123 million, lease obligation in the amount of RUB 5,197 million and recognized gain in the amount of RUB 1,745 million as a part of "Other operating income, net" in consolidated statement of profit or loss in 2019.

Objedinennye Russkie Kinostudii

        In April 2019, we acquired a 100% interest in Joint Stock Company Objedinennye Russkie Kinostudii, a management company of "Kinopolis" movie studio with its own movies production complex from Business Nedvizhimost, a subsidiary of Sistema, for RUB 2,042 million.

AB Safety

        During the years ended December 31, 2018, 2019 and 2020, we purchased security services from AB Safety, subsidiary of Sistema, for the amount of RUB 324 million, RUB 299 million and RUB 321 million, respectively.
Koncel

        During the years ended December 31, 2018, 2019 and 2020, we received expenses (income) from the scrap metal realizations minus the costs of dismantling services with Koncel, subsidiary of Sistema, for the total amount of RUB (1,141) million, RUB (3,328) million and RUB (2,134) million, respectively.

Segezha Group

        During the years ended December 31, 2018, 2019 and 2020, we recognized revenue from the providing energy resources by MTS Energy and software supply with Segezha Group, subsidiaries of Sistema, for the amount of RUB 74 million, RUB 1,790 million and RUB 2,060 million, respectively.

Sitronics

        During the years ended December 31, 2018, 2019 and 2020, we recognized revenue from internet services and video/images translation services with Sitronics, subsidiary of Sistema, in amount of RUB 1,195, RUB 1,018 million and RUB 1,204 million, respectively.

TelecomCapStroi

        In 2018, 2019 and 2020 we entered into series of agreements with TelecomCapStroi, a subsidiary of Sistema and a major constructor of MGTS fixed line network. The costs of facilities constructed during the years ended December 31, 2019 and 2020 were RUB 83 million and RUB 565 million, respectively. As of December 31, 2019 and 2020 the total amount of advances paid to TelecomCapStroi, was RUB 2,319 million and RUB 2,396 million, respectively. The aggregate amount of contracts concluded but not yet executed is RUB 10,754 million including VAT as of December 31, 2021.

Yahont

        In October 2019, we entered into agreements with Yahont, subsidiary of Sistema, for the data storage systems and related services supply. The equipment purchased will support further development of our network infrastructure, including implementation of the requirements of anti-terror laws (also known as "Yarovaya-Ozerov bundle of laws"), which became effective in Russia on July 1, 2018. During the years ended December 31, 2019 and 2020 we have purchased equipment for RUB 339 million and 6,266 million, respectively.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2018, 2019 and 2020, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to RUB 149 million, RUB 149 million and RUB 202 million, respectively. Our main investments are in Sistema Venture Capital (former Sistema Mass Media (SMM)), in which we hold 2.356%, and the value of such investments as of December 31, 2018, 2019 and 2020, amounted to RUB 117 million.

Transactions with equity investees

MTS Bank

        On July 5, 2018, we acquired the controlling stake in MTS Bank and thus it ceased to be a related party to the Group since the acquisition date.

        We maintain certain bank accounts with MTS Bank, an associate of the Group. The interest accrued on the deposits and cash on current accounts for the period from January 1, 2018 till July 5, 2018, amounted to RUB 448 million and was included as a component of the line item "interest income" in our audited consolidated financial statements in 2018.

        During the period from January 1, 2018 till July 5, 2018, we received revenues from mobile and call center services with MTS Bank amounting to RUB 1,271 million. In addition, during in the same period we received revenues from processing documents for bank cards issue and granting of consumer credits amounting to RUB 228 million (agency fees after deduction of cross-fines) and moreover, we incurred commission expenses (bank commission and commission for cash collection from subscribers) amounting to RUB 1,217 million.

East-West United Bank

        We maintain certain bank accounts with East-West United Bank, a subsidiary of Sistema. As of December 31, 2018, December 31, 2019, and December 31, 2020 the Group's cash position at East-West United Bank amounted to RUB 938 million, RUB 282 million and RUB 321 million, respectively.

MTS Belarus

        During the years ended December 31, 2018, 2019 and 2020, we recognized revenues from roaming agreements with MTS Belarus, our associate company, amounting to RUB 296 million, RUB 296 million and RUB 277 million, respectively. At the same time, during the years ended December 31, 2018, 2019 and 2020 we incurred roaming expenses with MTS Belarus amounting to RUB 104 million, RUB 87 million and RUB 92 million, respectively.

Accounts receivable and accounts payable

        We had total accounts receivable of RUB 8,930 million, RUB 16,659 million and RUB 14,189 million, from, and total accounts payable of RUB 1,301 million, RUB 558 million and RUB 3,146 million to, related parties as of December 31, 2018, 2019 and 2020, respectively. We had total Bank deposits and liabilities of RUB 43,686 million, RUB 41,351 million and RUB 52,372 million from related parties as of December 31, 2018, 2019 and 2020. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 32 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

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

        In March 2019, a proposed class action complaint on behalf of Shayan Salim and all other persons similarly situated has been filed in the United States District Court for the Eastern District of New York against MTS PJSC and certain of its managers. On 1 March 2021, US District Judge of Eastern District Court of New York granted MTS's motion to dismiss with prejudice and dismissed the complaint in full.

        In December 2020, we received a request for information from the DOJ concerning certain historical transactions with a supplier of telecommunication and information technology. Currently, we are cooperating to provide information to the DOJ and the SEC responsive to the request.

        For additional information please refer to Note 35 to our audited consolidated financial statements, "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan and "—We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the "FCPA"), and we may be subject to the UK Bribery Act 2010 (the "UK Bribery Act"). Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations," "—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order" and "—We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation."

Turkmenistan

        In July 2018, we filed a Request for Arbitration against the Sovereign State of Turkmenistan with the ICSID in order to protect our legal rights and investments in Turkmenistan. In April 2019, we filed a Memorial (statement of claim) in the dispute with the Sovereign State of Turkmenistan with the ICSID. As of December 31, 2020 the case is pending. The hearing was scheduled for July 2021 and then, in mid-March 2021, postponed until December 2021 due to ongoing COVID-19 restrictions. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable."

Tax Audits and Claims

        In the ordinary course of business, we may be party to various tax proceedings, and subject to tax claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending tax proceedings or tax claims will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 35 to our audited consolidated financial statements.

        In December 2018, the Russian tax authorities completed a secondary tax audit of MGTS for the year ended December 31, 2014. Based on the results of this audit, the Russian tax authorities argued possibility of utilization by MGTS of tax asset in the amount of RUB 1,065.79 million. In September 2019 we filed an appeal with the Moscow Arbitrate Court. The case is currently pending. Next hearing is scheduled for May 2021.

        In December 2019, the Russian tax authorities initiated a tax audit of Stream LLC for the years ended December 31, 2016, 2017 and 2018. In November 2020, the tax audit was completed. Based on the results of this audit, the Russian tax authorities determined that RUB 348,98 million in additional taxes and penalties were payable by us. We are considering whether we intend to appeal this resolution.

        In December 2020, the Russian tax authorities initiated a tax audit of MDTZK LLC for the years ended December 31, 2017, 2018 and 2019 which is on-going.

        In December 2020, the Russian tax authorities initiated a tax audit of Cultural Service LLC for the years ended December 31, 2017, 2018 and 2019 which is on-going.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2020, tax declarations of our Russian subsidiaries were open for audit for the preceding three fiscal years. Since 2016, we communicate with tax authorities within Tax Monitoring regime. Under this regime, we disclose information and documents related to calculation of our tax liabilities on-line; the tax year is considered closed for disputes by October of the year following the reporting tax year.

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

        In August 2018, the FAS charged us and other federal operators with violation of antimonopoly laws in respect to establishing distinguished terms and conditions for bulk SMS pricing for the banks with state-owned equity interest as compared to the terms and conditions for the other banks and establishing unreasonably high bulk SMS prices. In May 2019, FAS has ruled on MTS breaching the provisions of antimonopoly laws in respect to establishing discriminatory terms and conditions for bulk SMS pricing and charging unreasonably high bulk SMS prices and has prescribed MTS to cease violations. MTS contested the decision and prescription of FAS in the Moscow Arbitration Court, which upheld the position of FAS in November 2019, following by the Arbitration Court of Appeal in March 2020. MTS filed a cassation appeal to the Arbitration Court of the Moscow District, which also upheld the position of FAS Russia. In December 2020, MTS cassation appeal was rejected by the Judicial Chamber of the Supreme Court. We believe that as of December 31, 2020 we have adequately provided for charges imposed by FAS Russia and other related expenses.

8.A.8. Dividend Distribution Policy

        The company's dividend policy for the 2016 - 2018 period was approved by the MTS Board of Director on April 8, 2016 and set a target payout of RUB 25.0 - 26.0 per ordinary MTS share (RUB 50.0 - 52.0 per ADR) per calendar year, with a guaranteed minimum payout of RUB 20.0 per ordinary MTS share (RUB 40.0 per ADR) per calendar year. Payments were made on a semi-annual basis.

        Annual and semi-annual dividend payments, if any, must be recommended by the Board of Directors and approved by a General Meeting of Shareholders (GM). We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in Russian rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the dollar.

        On March 21, 2019, the MTS Board of Directors approved a new dividend policy covering the period 2019 - 2021 that set a minimum payout of RUB 28.0 per ordinary MTS share (RUB 56.0 per ADR) per calendar year. In determining actual dividend payouts, a number of factors are taken into consideration, including cash flow from operations, capital expenditures, and the company's overall debt position. Payments will continue to be made on a semi-annual basis.

B.    Significant Changes

        COVID-19—The spread of the coronavirus both in Russia and worldwide may affect our results of operations to the extent that depends on the effectiveness of government mitigating measures, pandemic duration and macroeconomic conditions. As the situation develops rapidly it is currently impossible to assess the impact of the coronavirus spread on our operations. Though it may possibly affect roaming activity of our subscribers, banking and retail services and network equipment supply, see "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries."

        Disposal of STS-Ukraine—In February 2021, we sold 100% stake in LLC "Sitronics Telecom Solutions Ukraine" ("STS-Ukraine") for RUB 52 million. The results of this transaction will be included in our financial statements for the year ended December 31, 2021. We classified the associated assets and liabilities as "held for sale" as of December 31, 2020 and measured at carrying value. Balances were attributable to "Other" category in reportable segments and comprised of:

RUB mln
Current assents	282
Non-current assets	50

Total assets related to disposal group held for sale	332

Current liabilities	275
Non-current liabilities	16

Total liabilities related to disposal group held for sale	291

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

ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the Moscow Exchange.

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2021(1)	$8.78	$8.10	326.00 RUB	313.05 RUB
February 2021	$9.31	$8.51	338.10 RUB	311.80 RUB
January 2021	$9.46	$8.92	340.10 RUB	325.00 RUB
December 2020	$9.10	$8.45	322.05 RUB	316.20 RUB
November 2020	$8.66	$7.75	328.30 RUB	308.20 RUB
October 2020	$8.84	$7.72	344.95 RUB	308.20 RUB
Quarterly High and Low
First Quarter 2021(2)	$9.46	$8.10	340.10 RUB	311.80 RUB
Fourth Quarter 2020	$9.10	$7.72	344.95 RUB	308.20 RUB
Third Quarter 2020	$9.81	$8.53	349.70 RUB	312.50 RUB
Second Quarter 2020	$9.66	$7.41	339.85 RUB	293.50 RUB
First Quarter 2020	$11.00	$6.20	353.05 RUB	250.55 RUB
Fourth Quarter 2019	$10.24	$7.88	320.00 RUB	266.55 RUB
Third Quarter 2019	$9.20	$7.54	289.70 RUB	252.00 RUB
Second Quarter 2019	$9.49	$7.62	288.80 RUB	252.20 RUB
First Quarter 2019	$8.60	$7.26	272.10 RUB	237.00 RUB
Annual High and Low(3)
2020	$11.00	$6.20	353.05 RUB	250.55 RUB
2019	$10.24	$7.31	323.75 RUB	299.60 RUB
2018	$12.80	$6.64	321.00 RUB	222.40 RUB
2017	$11.58	$7.77	296.95 RUB	223.05 RUB
2016	$9.64	$5.22	268.30 RUB	200.55 RUB

(1)
For the period from March 1, 2021 to March 29, 2021.

(2)
For the period from January 1, 2021 to March 29, 2021.

(3)
Effective May 3, 2010, the ratio of our ADSs changed from 1 ADS per 5 common shares to 1 ADS per 2 common shares. The ADS prices set forth in the table above reflect the new share: ADS ratio for all periods.

Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange (currently Moscow Exchange) since December 2003. ADSs, each representing two shares of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since July 6, 2000. Our U.S. dollar-denominated notes due in 2023 are listed on the Irish Stock Exchange. Our ruble-denominated notes are listed on the Moscow Exchange.

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

        To increase the shareholder return, we continued repurchase of the shares in the open market in 2017, 2018, 2019 and 2020. Thus, as of December 31, 2017, our subsidiaries held a total of 86,339,156 of our shares. As of December 31, 2018 our subsidiaries held a total of 167,621,235 of MTS shares. As of December 31, 2019, our subsidiaries held a total of 225,529,758 of MTS shares. As of December 31, 2020, our subsidiaries held a total of 271,074,059 of MTS shares.

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

Registration and Transfer of Shares

        Russian legislation requires that a joint stock company ensures maintenance of a register of its shareholders, which for a public joint stock company, shall be maintained by a registrar. Registrar NIKoil OJSC had maintained our register of shareholders since May 10, 2000. In July 2014, it has been merged into Independent Registration Company JSC (known as Computershare Registrar JSC prior to

October 6, 2015) and on February 4, 2019, Independent Registration Company JSC has been merged into JSC IRC—R.O.S.T. which now maintains our register of shareholders by way of universal succession.

        On December 19, 2019, our Board of Directors adopted a decision to terminate the existing agreement with JSC IRC—R.O.S.T. and enter into relevant agreement with JSC REESTR and starting from April 10, 2020 our register is maintained by REESTR.

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

        Bank of Russia developed and adopted regulations "On the disclosure of information by issuers of securities" No. 714-P dated March 27, 2020 that arrange substantial changes to the system of disclosure of information. These regulations will come into force on October 1, 2021.

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

        At the same time, the provision establishing these restrictions on holding a general meeting of shareholders in absentia was suspended until the end of 2020 due to the COVID-19 pandemic (Article 11 of Federal Law No. 115-FZ dated April 7, 2020, Article 3 of Federal Law No. 17-FZ dated February 24, 2021). Thus, in 2020, general meetings of shareholders, the agenda of which contained the above issues, could also be held in absentia.

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

  (1)
  did not act as persons performing functions of the sole executive body, including its executive manager, members of the company's management board or members of the management bodies of the company's managing organization;

  (2)
  did not have spouses, parents, children, adoptive parents and adopted children, full and half brothers and sisters acting as members of the company's management bodies, members of the management bodies of the company's managing organization or of its executive manager; and

  (3)
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

C.    Material Contracts

        As of December 31, 2020 we are not the party to any contracts considered material to our financial results or operations except for loan agreement with MTS International Funding Limited relating to the issued loan participation notes and ruble bonds issued. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

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

        We do not believe that we were a PFIC for the year ended December 31, 2020. However, our possible status as a PFIC must be determined annually and requires a factual determination that depends on, among other things, the nature and composition of our income, assets and activities for the entire taxable year. Moreover, the value of our total assets for PFIC purposes is generally determined based on the market price of our ADSs, which is subject to potentially significant fluctuation. Therefore, our possible status as a PFIC may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

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

Interest Rate Risk

        We are exposed to variability in cash flow primarily related to our variable interest rate debt and exposed to fair value risk related to our fixed rate notes. As of December 31, 2020, RUB 130,867 million, or 30.49% of our total indebtedness, excluding lease obligations, was variable interest rate debt, while RUB 298,401 million, or 69.51% of our total indebtedness, excluding lease obligations, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2020.

Contractual Maturity Date as of December 31, 2020:

Indebtedness	Currency	2021	2022	2023	2024	2025	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2020)
	(amounts in millions of RUB)
Variable debt
VTB	RUB	216	234	257	24,293	30,000	—	55,000	4.75%
VTB	RUB	—	—	—	—	15,000	15,000	30,000	4.90%
VTB	RUB	—	—	—	—	45,000	—	45,000	5.50%
ZTV	RUB	—	1,776	—	—	—	—	1,776	6.25%
Total variable debt		216	2,010	257	24,293	90,000	15,000	131,776

Weighted average interest rate		5.06%	5.06%	5.05%	5.05%	5.11%	4.90%	5.04%
Fixed-rate notes
MTS International Notes due 2023	USD	—	—	33,122	—	—	—	33,122	5.00%
MTS PJSC Notes due 2022 (V series)	RUB	12	—	—	—	—	—	12	0.25%
MTS PJSC Notes due 2023	RUB	—	—	9,873	—	—	—	9,873	6.50%
MTS PJSC Notes due 2031	RUB	891	—	—	—	—	—	891	7.50%
MTS PJSC Notes due 2022	RUB	—	10,000	—	—	—	—	10,000	9.00%
MTS PJSC Notes due 2021	RUB	10,000	—	—	—	—	—	10,000	8.85%
MTS PJSC Notes due 2022	RUB	—	15,000	—	—	—	—	15,000	7.70%
MTS PJSC Notes due 2021	RUB	10,000	—	—	—	—	—	10,000	7.10%
MTS PJSC Notes due 2025	RUB	—	—	—	—	10,000	—	10,000	7.25%
MTS PJSC Notes due 2024	RUB	—	—	—	10,000	—	—	10,000	8.70%
MTS PJSC Notes due 2022	RUB	—	5,000	—	—	—	—	5,000	8.40%
MTS PJSC Notes due 2024	RUB	—	—	—	7,500	—	—	7,500	8.60%
MTS PJSC Notes due 2025	RUB	—	—	—	—	15,000	—	15,000	8.00%
MTS PJSC Notes due 2026	RUB	—	—	—	—	—	10,000	10,000	7.90%
MTS PJSC Notes due 2023	RUB	—	—	15,000	—	—	—	15,000	6.85%
MTS PJSC Notes due 2022	RUB	—	10,000	—	—	—	—	10,000	6.45%
MTS PJSC Notes due 2027	RUB	—	—	—	—	—	15,000	15,000	6.60%
MTS PJSC Notes due 2026	RUB	—	—	—	—	—	5,000	5,000	6.60%
MTS PJSC Notes due 2027	RUB	—	—	—	—	—	7,000	7,000	6.60%
MTS PJSC Notes due 2022	RUB	—	10,000	—	—	—	—	10,000	5.50%
Fixed-rate bank loans
Sberbank	RUB	10,000	39,000	31,000	5,000	—	—	85,000	5.99%
VEB	RUB	4	4	5	61	78	—	152	2.85%
VTB	RUB	1,711	—	—	—	—	—	1,711	1.75%
Sberbank	RUB	1	—	—	—	—	—	1	10.00%
Ekvant	RUB	36	37	36	28	—	—	137	0.00%
Maind Kraft	RUB	100	59	—	—	—	—	159	5.10%
NVision Group	RUB	12	6	6	3	—	—	27	8.70%
Cisco	RUB	351	184	—	—	—	—	535	6.60%
Cisco	RUB	218	115	—	—	—	—	333	7.15%
Cisco	RUB	124	132	—	—	—	—	256	7.01%
Cisco	RUB	341	363	—	—	—	—	704	6.65%
Cisco	RUB	143	152	81	—	—	—	376	6.38%
Cisco	RUB	276	291	307	—	—	—	874	5.38%
Total fixed debt		34,220	90,343	89,430	22,592	25,078	37,000	298,663

Weighted average interest rate		6.70%	6.66%	6.62%	7.46%	7.25%	6.95%	6.94%

        We would have experienced an additional interest expense of approximately RUB 1,166 million on an annual basis as a result of a hypothetical increase in variable rates by 1% over the current rate as of December 31, 2020. The rates of EUR and USD as of December 31, 2020 were used in calculations.

        The fair value of our publicly traded fixed-rate notes as of December 31, 2020, ranged from 100.50% to 109.93% of the notional amount. As of December 31, 2020, the difference between the carrying value and the fair value of other fixed rate debt, including lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 25 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

        We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates. We primarily focus on reducing risk caused by the fluctuations in interest rates for our variable-rate long-term debt. According to our policy, we have entered into several cross-currency interest rate swap agreements. Most of these contracts assume periodical exchanges of interest payments or both principal and interest payments from ruble-denominated amounts to U.S. dollar-denominated amounts, to be exchanged at specified rates. The rates were determined with reference to the market spot rates upon issuance. These contracts also include an interest rate swap of a variable U.S. dollar-denominated interest rate to a fixed ruble-denominated interest rate. All of our cross-currency interest rate swaps agreements mature in 2023 and 2024.

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2020
		(amounts in millions of Rubles)
Cross-currency Interest Rate Swap Agreements
Swap agreements with Sberbank to pay a fixed rates of 8.29% to 8.3125% and receive a variable interest rate of 6m LIBOR	June 2024	4,410	445
Swap agreements with Rosbank to pay a fixed rates of 7.924% to 8.2965% and receive a variable interest rate of 6m LIBOR	June 2024	8,499	1,009
Swap agreements with VTB bank to pay a variable Central Bank key rate (not less than 7%) + (–0.02%)–0.575% and receive a fixed interest rate of 5%	May 2023	20,841	3,054

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2016	83.59	60.27	66.35	60.66
2017	60.75	55.85	58.10	57.60
2018	69.97	55.67	62.71	69.47
2019	69.47	61.72	64.74	61.91
2020	80.88	60.95	72.15	73.88

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2020	73.36	70.44
August 2020	75.54	72.97
September 2020	79.68	73.58
October 2020	79.33	76.44
November 2020	80.57	75.45
December 2020	76.32	72.93
January 2021	76.25	73.36
February 2021	76.25	73.29
March 2021(1)	76.17	72.96

Source: CBR.

(1)
For the period from March 1, 2021 to March 29, 2021.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for March 29, 2021 was 75.76 rubles per U.S. dollar.

        We have exposure to fluctuations in the value of the U.S. dollar relative to the Russian ruble and Armenian dram which are the functional currencies in our countries of operation. As a result, we may face translation losses, increased debt service payments and increased capital expenditures and operating costs should these currencies depreciate against the U.S. dollar.

        A significant part of our capital expenditures, borrowings and certain operating costs (roaming expenses, cost of customer equipment and other costs) are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate, and our U.S. dollar-denominated debt represents our primary future risk of exchange loss in U.S. dollar terms. A decline in the value of the ruble or dram versus the U.S. dollar would result in currency remeasurement losses as the amount of these currencies required to repay U.S. dollar-denominated debt increases. In addition, if any of the ruble or dram declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our revenues and operating margins could be materially adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness and financing our capital expenditures and operating costs.

        A portion of our capital expenditures, borrowings and certain operating costs (roaming expenses, costs of customer equipment and other costs) are also denominated in euros. We currently do not hedge against the risk of decline in the ruble or dram against the euro because settlements denominated in euros are not significant.

        We would experience a currency exchange gain of RUB 2,357 million on our U.S. dollar denominated net monetary assets as a result of a hypothetical 30.0% increase in the ruble/manat/dram/sum to U.S. dollar exchange rate at December 31, 2020. We would experience a currency exchange loss of RUB 2,046 million in the fair value of our euro denominated net monetary assets as a result of a hypothetical 30.0% increase in the ruble/manat/dram to euro exchange rate at December 31, 2020. We are unable to estimate future loss of earnings as a result of such changes.

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

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2020, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013).

        As a result of management's evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2020 was effective.

        The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited and assessed as effective by independent registered public accounting firm Deloitte & Touche CIS, who has also audited and reported on our consolidated financial statements.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

(c)   Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of Mobile TeleSystems PJSC and its subsidiaries (the "Group") as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Group and our report dated March 3, 2021 expressed an unqualified opinion on those consolidated financial statements.

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
March 3, 2021

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

Item 16C.    Principal Accountant Fees and Services

        AO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2020 and 2019 for which audited financial statements appear in this Annual Report on Form 20 F. The following table presents the aggregate fees billed for professional services and other services by AO Deloitte & Touche CIS and its affiliates in 2020 and 2019, respectively.

	Year ended December 31,
	2020	2019
	(in thousands of Russian rubles)
Audit Fees	155,895	160,442
Audit-Related Fees	2,450	1,460
Tax Fees	840	—
All Other Fees	3,490	9,518

Total	162,675	171,420

Audit Fees

        The Audit Fees for the years ended December 31, 2020 and 2019 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with IFRS, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with IFRS, statutory audits.

Audit-Related Fees

        The Audit Related Fees for the years ended December 31, 2020 and 2019 primarily relate to agreed-upon procedures engagement.

Tax Fees

        The Tax Fees for the years ended December 31, 2020 include the fees principally related to tax compliance services.

All Other Fees

        All Other Fees for the year ended December 31, 2020 primarily relate to quality assessment services, due diligence services and agreed-upon procedures engagement on non-financial information; for the year ended December 31, 2019—to quality assessment services and agreed-upon procedures engagement on non-financial information.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes Oxley Act of 2002 required us to implement a pre approval process for all engagements with our independent public accountants. In compliance with Sarbanes Oxley requirements pertaining to auditor independence, our Audit Committee pre approves the engagement terms and fees of AO Deloitte & Touche CIS and its affiliates for all audit and non audit services, including tax services. Our Audit Committee pre approved the engagement terms and fees of AO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2020. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(C)(1).

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

        In 2020, Bastion LLC repurchased 45,501,316 MTS ordinary shares (including ordinary shares represented by ADSs) representing approximately 2.28% of our issued share capital:

Month	Shares repurchased
April	777,500
May	778,144
July	2,585,030
August	7,442,481
September	9,444,600
October	10,514,993
November	10,736,018
December	3,222,550
Total	45,501,316

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of AO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020, 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019, AND 2018:
Consolidated statement of financial position as of December 31, 2020 and 2019	F-7 - F-8
Consolidated statement of profit or loss for the years ended December 31, 2020, 2019, and 2018	F-9
Consolidated statements of comprehensive income for the years ended December 31, 2020, 2019, and 2018	F-10
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2020, 2019, and 2018	F-11 - F-12
Consolidated statements of cash flows for the years ended December 31, 2020, 2019, and 2018	F-13 - F-14
Notes to the consolidated financial statements	F-15 - F-117

Item 19.    Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems PJSC, restated version No. 14, as approved by the General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 28, 2018 (English translation) is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20 F.*
1.2
Amendments and Additions to the Charter of Mobile TeleSystems PJSC (Version No. 14), as approved by Extraordinary Meeting of Shareholders of Mobile TeleSystems PJSC held on February 14, 2020 (English translation) is incorporated herein by reference to Exhibit 1.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20 F.
1.3
Amendments and Additions to the Charter of Mobile TeleSystems PJSC (Version No. 14), as approved by Extraordinary Meeting of Shareholders of Mobile TeleSystems PJSC held on February 14, 2020 (English translation) is incorporated herein by reference to Exhibit 1.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20 F.
1.4
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
2.2	Amendment No. 1 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(2) to Form F-6 (Registration No 333-12008).
2.3	Amendment No. 2 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(3) to Form F-6 (Registration No 333-121240).
2.4	Amendment No. 3 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(4) to Form F-6 (333-145190).
2.5	Amendment No. 4 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(5) to Form F-6 (Registration No. 333-166178).
2.6	Amendment No. 5 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(6) to Form F-6 (Registration No. 333-166178).

Exhibits No.	Description
2.7	Listing Prospectus of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated March 5, 2013 (English translation) is incorporated herein by reference to Exhibit 2.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
2.8
Listing Prospectus of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated July 27, 2016 (English translation) is incorporated herein by reference to Exhibit 2.8 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20 F.
2.9
Modifications to the Listing Prospectus of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated August 17, 2018 (English translation) is incorporated herein by reference to Exhibit 2.9 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20 F.
2.10	Modifications to the Exchange-Traded Bond Program of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated June 25, 2020 (English translation).
2.11
Description of the Registrant's Securities registered pursuant to Section of the Securities Exchange Act of 1934, as amended is incorporated herein by reference to Exhibit 2.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20 F.
4.1
Loan Agreement, dated May 28, 2013 between MTS and MTS International Funding Limited is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20 F.
4.2
MTS License No. 101245 for provision of data communication services for the purposes of voice data communication in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.326 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.3
MTS License No. 101246 for provision of telematic communication services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.256 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.4
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

Exhibits No.	Description
4.6	MTS License No. 130983 for provision of communications services for the provision of communication channels in the territory of the Buryatiya Republic (English translation) is incorporated herein by reference to Exhibit 4.241 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.7
MTS License No. 130986 for provision of communications services for the provision of communication channels in the territory of the Sakhalin region (English translation) is incorporated herein by reference to Exhibit 4.240 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.8
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
4.9
MTS License No. 131716 for provision of telematic communication services in the territory of the Republic of Mari El (English translation) is incorporated herein by reference to Exhibit 4.232 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
4.10
MTS License No. 131717 for provision of telematic communication services in the territory of the Chuvashia Republic, Mordovia Republic (English translation) is incorporated herein by reference to Exhibit 4.264 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.11
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

Exhibits No.	Description
4.14	MTS License No. 131721 for provision of telematic communication services in the territory of the Republic of Daghestan, the Republic of Ingushetia, the KabardinoBalkar Republic, the KarachayevoCherkesia Republic, Republic of North Ossetia-Alania (English translation) is incorporated herein by reference to Exhibit 4.234 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.19
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

Exhibits No.	Description
4.22	MTS License No. 135026 for provision of communications services for the provision of communication channels in the territory of the Sakha Republic (Yakutia), the Khabarovsk Territory, the Zabaikalye Territory (excluding the Aginski Buryatski Autonomous District) (English translation) is incorporated herein by reference to Exhibit 4.218 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.28
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

Exhibits No.	Description
4.31	MTS License No. 135962 for provision of intrazonal telephone communication services in the territory of the Tyumen region, YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.214 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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

Exhibits No.	Description
4.40	MTS License No. 136450 for provision of mobile radio telephone services in the territory of the Perm Territory, excluding the Komi-Permyak area (English translation) is incorporated herein by reference to Exhibit 4.207 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015, on Form 20-F.
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
4.45
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
4.46
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

Exhibits No.	Description
4.48	MTS License No. 138956 for provision of mobile radio communication services in the allocated telecommunications network in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation) is incorporated herein by reference to Exhibit 4.238 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.49
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
4.50
MTS License No. 140459 for provision of telematic communication services in the territory of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.241 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.51
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
4.52
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
4.53
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
4.54
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
4.55
MTS License No. 144270 for provision of mobile radio telephone communication services in the territory of the Republic of North Ossetia-Alania (English translation) is incorporated herein by reference to Exhibit 4.251 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.

Exhibits No.	Description
4.56	MTS License No. 145056 for provision of telematic communication services in the territory of the Republic of Karelia, Arkhangelsk Region, Vologda Region, Kaliningrad Region, Leningrad Region, Murmansk Region, Novgorod Region, Saint Perterburg, Nenets Autonomus District (English translation) is incorporated herein by reference to Exhibit 4.252 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.57
MTS License No. 145059 for provision of mobile radio telephone communication services in the territory of the Volgograd Region (English translation) is incorporated herein by reference to Exhibit 4.255 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.58
MTS License No. 145060 for provision of intra-area telephone communication services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.256 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.59
MGTS License No. 145447 for provision of intra-area telephone communication services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.257 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.60
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
4.61
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
4.62
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
4.63
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

Exhibits No.	Description
4.64	MTS License No. 146070 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Primorsky Territory (English translation) is incorporated herein by reference to Exhibit 4.263 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.65
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
4.66
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
4.67
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
4.68
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
4.70
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

Exhibits No.	Description
4.71	MTS License No. 146077 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Yaroslavl Region (English translation) is incorporated herein by reference to Exhibit 4.270 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.72
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
4.73
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
4.74
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
4.75
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
4.76
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
4.77
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

Exhibits No.	Description
4.78	MTS License No. 146085 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Volgograd Region (English translation) is incorporated herein by reference to Exhibit 4.278 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.79
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
4.80
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
4.81
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
4.82
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
4.83
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
4.84
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

Exhibits No.	Description
4.85	MTS License No. 146092 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Amur Region (English translation) is incorporated herein by reference to Exhibit 4.285 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.86
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
4.87
MGTS License No. 146656 for provision of data communication services for voice transmission in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.269 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.88
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
4.90
MTS License No. 147354 for provision of intra-area telephone communications services in the territory of the Leningrad Region (English translation) is incorporated herein by reference to Exhibit 4.290 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.91
MTS License No. 147357 for provision of communications channel provision services in the territory of the Omsk Region (English translation) is incorporated herein by reference to Exhibit 4.293 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, on Form 20-F.
4.92
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
4.93
MTS License No. 148177 for provision of mobile radio telephone communication services in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.275 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.94	MTS License No. 149146 for provision of data communication services for voice transmission in the territory of the Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.277 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.95
MTS License No. 149147 for provision of communication channel provision services in the territory of the Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.278 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.96
MTS License No. 149148 for provision of data communication services for voice transmission in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.279 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.97
MTS License No. 149149 for provision of data communication services for voice transmission in the territory of the Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.280 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.98
MTS License No. 149150 for provision of data communication services for voice transmission in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.280 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.99
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
4.102
MTS License No. 149154 for provision of data communication services for voice transmission in the territory of the Stavropol territory (English translation) is incorporated herein by reference to Exhibit 4.285 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.103	MTS License No. 149155 for provision of data communication services for voice transmission in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.286 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.104
MTS License No. 149156 for provision of data communication services for voice transmission in the territory of the Buryatiya Republic (English translation) is incorporated herein by reference to Exhibit 4.287 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.105
MTS License No. 149157 for provision of data communication services for voice transmission in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.288 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.106
MTS License No. 149158 for provision of data communication services for voice transmission in the territory of the Mordovia Republic (English translation) is incorporated herein by reference to Exhibit 4.289 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.107
MTS License No. 149159 for provision of data communication services for voice transmission in the territory of the KarachaevoCherkesia Republic (English translation) is incorporated herein by reference to Exhibit 4.290 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.108
MTS License No. 149160 for provision of data communication services for voice transmission in the territory of the Ingushetia Republic (English translation) is incorporated herein by reference to Exhibit 4.291 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.109
MTS License No. 149161 for provision of data communication services for voice transmission in the territory of the Altai territory (English translation) is incorporated herein by reference to Exhibit 4.292 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.110
MTS License No. 149162 for provision of data communication services for voice transmission in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.293 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.111
MTS License No. 149163 for provision of data communication services for voice transmission in the territory of the KabardinoBalkar Republic (English translation) is incorporated herein by reference to Exhibit 4.294 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.112	MTS License No. 149164 for provision of data communication services for voice transmission in the territory of the Adygeya Republic (English translation) is incorporated herein by reference to Exhibit 4.295 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.113
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
4.116
MTS License No. 149168 for provision of data communication services for voice transmission in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.299 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.117
MTS License No. 149169 for provision of data communication services for voice transmission in the territory of the Kurgan region (English translation) is incorporated herein by reference to Exhibit 4.300 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.118
MTS License No. 149170 for provision of data communication services for voice transmission in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.301 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.119
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
4.120
MTS License No. 149172 for provision of data communication services for voice transmission in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.303 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.121	MTS License No. 149173 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.304 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.122
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
4.123
MTS License No. 149175 for provision of data communication services for voice transmission in the territory of the Kostroma region (English translation) is incorporated herein by reference to Exhibit 4.306 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.124
MTS License No. 149176 for provision of data communication services for voice transmission in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.307 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.125
MTS License No. 149177 for provision of data communication services for voice transmission in the territory of the Pskov region (English translation) is incorporated herein by reference to Exhibit 4.308 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.126
MTS License No. 149178 for provision of data communication services for voice transmission in the territory of the Amur region (English translation) is incorporated herein by reference to Exhibit 4.309 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.127
MTS License No. 149179 for provision of data communication services for voice transmission in the territory of the Dagestan Republic (English translation) is incorporated herein by reference to Exhibit 4.310 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.128
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

Exhibits No.	Description
4.129	MTS License No. 149181 for provision of data communication services for voice transmission in the territory of the Kamchatka region (English translation) is incorporated herein by reference to Exhibit 4.312 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.130
MTS License No. 149182 for provision of data communication services for voice transmission in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.313 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.131
MTS License No. 149183 for provision of data communication services for voice transmission in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.314 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.132
MTS License No. 149184 for provision of data communication services for voice transmission in the territory of the Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.315 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.133
MTS License No. 149185 for provision of data communication services for voice transmission in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.316 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.134
MTS License No. 149186 for provision of data communication services for voice transmission in the territory of the Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.317 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.135
MTS License No. 149187 for provision of data communication services for voice transmission in the territory of the Vologda region (English translation) is incorporated herein by reference to Exhibit 4.318 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.136
MTS License No. 149188 for provision of data communication services for voice transmission in the territory of the Magadan region (English translation) is incorporated herein by reference to Exhibit 4.319 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.137
MTS License No. 149644 for provision of intra-area telephone communications services in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.320 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.138	MTS License No. 149645 for provision of intra-area telephone communications services in the territory of the Sverdlovsk region (English translation) is incorporated herein by reference to Exhibit 4.321to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.139
MTS License No. 149647 for provision of intra-area telephone communications services in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.322 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.140
MTS License No. 149648 for provision of intra-area telephone communications services in the territory of the Primorsky Territory (English translation) is incorporated herein by reference to Exhibit 4.323to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.141
MTS License No. 149649 for provision of intra-area telephone communications services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.324 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.142
MTS License No. 149650 for provision of intra-area telephone communications services in the territory of the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.325 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.143
MTS License No. 149653 for provision of intra-area telephone communications services in the territory of the Kirov region (English translation) is incorporated herein by reference to Exhibit 4.327 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.144
MTS License No. 149654 for provision of intra-area telephone communications services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.328 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.145
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

Exhibits No.	Description
4.147	MTS License No. 150052 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region (English translation) is incorporated herein by reference to Exhibit 4.330 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.148
MTS License No. 150053 for provision of data communication services, except for data communication services for voice transmission in the territory of the Amur region (English translation) is incorporated herein by reference to Exhibit 4.331 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.149
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
4.150
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
4.151
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
4.152
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
4.153
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

Exhibits No.	Description
4.154	MTS License No. 150059 for provision of data communication services, except for data communication services for voice transmission in the territory of the Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region (English translation) is incorporated herein by reference to Exhibit 4.337 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.155
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
4.156
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
4.158
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
4.159
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
4.160
MTS License No. 152080 for provision of communication channel provision services in the territory of the Magadan region (English translation) is incorporated herein by reference to Exhibit 4.345 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.161
MTS License No. 152081 for provision of telematic communication services in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.346 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.

Exhibits No.	Description
4.162	MTS License No. 152082 for provision of communication channel provision services in the territory of the Irkutsk region (English translation) is incorporated herein by reference to Exhibit 4.347 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
4.163
MTS License No. 152083 for provision of communication channel provision services in the territory of the Dagestan Republic (English translation) is incorporated herein by reference to Exhibit 4.348 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
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
4.168
MTS License No. 152517 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Dagestan Republic (English translation) is incorporated herein by reference to Exhibit 4.352 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
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

Exhibits No.	Description
4.171	MTS License No. 153739 for provision of mobile radio telephone communication services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.356 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
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
4.176
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

Exhibits No.	Description
4.180	MTS License No. 156890 for provision of mobile radio telephone communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.375 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
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
4.185
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

Exhibits No.	Description
4.189	MTS License No. 158903 for provision of local telecommunications services, except for local telecommunications services via coin-box telephones and multiple-access facilities in the territory of the Tver region (English translation) is incorporated herein by reference to Exhibit 4.387 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
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
4.193
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

Exhibits No.	Description
4.197	MTS License No. 159599 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.273 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017, on Form 20-F.
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
4.203
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

Exhibits No.	Description
4.205	MTS License No. 161214 for provision of telecommunication services for provision of communication channels in the territory of Kemerovo region, Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.317 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.206
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
4.207
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
4.208
MTS License No. 161218 for provision of telecommunication services for provision of communication channels in the territory of Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.321 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.209
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
4.210
MTS License No. 161220 for provision of telecommunication services for provision of communication channels in the territory of Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.323 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.211
MTS License No. 161221 for provision of telematic services in the territory of Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.324 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.212
MTS License No. 161223 for provision of telecommunication services for provision of communication channels in the territory of Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.326 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.213
MGTS License No. 161531 for provision of cable television in the territory of Moscow region (English translation) is incorporated herein by reference to Exhibit 4.327 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.214	MTS License No. 161954 for provision of intra zonal communications services in the territory of Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.328 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.215
MGTS License No. 161957 for provision of local telephone communication services using payphones in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.329 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.216
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
4.220
MTS License No. 163839 for provision of intra zonal communications services in the territory of Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.332 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.221
MTS License No. 163840 for provision of intra zonal communications services in the territory of Krasnodar territory (English translation) is incorporated herein by reference to Exhibit 4.333 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.222
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

Exhibits No.	Description
4.223	MTS License No. 165418 for provision of radio telephone services in the territory of Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.336 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.224
MTS License No. 166424 for provision of telecommunication services for provision of communication channels in the territory of Rostov region (English translation) is incorporated herein by reference to Exhibit 4.337 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.225
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
4.226
MGTS License No. 166443 for provision of leased communications circuits in the territory of Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.339 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.227
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
4.228
MGTS License No. 166445 for provision of data transmission services in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.341 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.229
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
4.230
MTS License No. 167215 for provision of mobile radio telephone services in the territory of Russian Federation, except the Republic of Crimea, Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.344 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.231
MTS License No. 167216 for provision of mobile radio telephone services in the territory of Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.345 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.232	MTS License No. 167990 for provision of mobile radio telephone services in the territory of Altai territory (English translation) is incorporated herein by reference to Exhibit 4.346 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.233
MTS License No. 167991 for provision of mobile radio telephone services in the territory of Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.347 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.234
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
4.235
MTS License No. 168186 for provision of mobile radio telephone services in the territory of Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.349 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.236
MTS License No. 168309 for provision of cable radio in the territory of Saratov region (English translation) is incorporated herein by reference to Exhibit 4.350 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.237
MTS License No. 168612 for provision of mobile radio telephone services in the territory of Dagestan Republic (English translation) is incorporated herein by reference to Exhibit 4.351 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.238
MTS License No. 168613 for provision of mobile radio telephone services in the territory of Karachaevo-Cherkesia Republic (English translation) is incorporated herein by reference to Exhibit 4.352 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.239
MTS License No. 168614 for provision of mobile radio telephone services in the territory of Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.353 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.240
MTS License No. 168615 for provision of mobile radio telephone services in the territory of Stavropol territory (English translation) is incorporated herein by reference to Exhibit 4.354 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.241
MTS License No. 168616 for provision of mobile radio telephone services in the territory of Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.355 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.242	MTS License No. 168617 for provision of mobile radio telephone services in the territory of Kabardino-Balkar Republic (English translation) is incorporated herein by reference to Exhibit 4.356 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.243
MTS License No. 168618 for provision of mobile radio telephone services in the territory of Mordovia Republic (English translation) is incorporated herein by reference to Exhibit 4.357 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.244
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
4.245
MTS License No. 168620 for provision of mobile radio telephone services in the territory of Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.359 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.246
MTS License No. 168621 for provision of mobile radio telephone services in the territory of Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.360 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.247
MTS License No. 168622 for provision of mobile radio telephone services in the territory of Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.361 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.248
MTS License No. 168623 for provision of mobile radio telephone services in the territory of Ingushetia Republic (English translation) is incorporated herein by reference to Exhibit 4.362 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.249
MTS License No. 168624 for provision of mobile radio telephone services in the territory of Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.363 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.250
MTS License No. 169190 for provision of cable radio in the territory of Krasnodar territory (English translation) is incorporated herein by reference to Exhibit 4.364 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.251
MTS License No. 169448 for provision of intra zonal communications services in the territory of Karelia Republic (English translation) is incorporated herein by reference to Exhibit 4.365 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.252	MTS License No. 169449 for provision of intra zonal communications services in the territory of Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.366 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.253
MTS License No. 169450 for provision of intra zonal communications services in the territory of St. Petersburg (English translation) is incorporated herein by reference to Exhibit 4.367 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.254
MTS License No. 169451 for provision of international, national, intra zonal and local communications services in the territory of Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.368 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.255
MTS License No. 169452 for provision of intra zonal communications services in the territory of Vologda region (English translation) is incorporated herein by reference to Exhibit 4.369 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.256
MTS License No. 169453 for provision of intra zonal communications services in the territory of Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.370 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.257
MTS License No. 169454 for provision of intra zonal communications services in the territory of Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.371 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.258
MTS License No. 169455 for provision of intra zonal communications services in the territory of Murmansk region (English translation) is incorporated herein by reference to Exhibit 4.372 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.259
MTS License No. 169456 for provision of intra zonal communications services in the territory of Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.373 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.260
MTS License No. 169457 for provision of intra zonal communications services in the territory of Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.374 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.261
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

Exhibits No.	Description
4.262	MGTS License No. 169795 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.398 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.263
MTS License No. 170007 for provision of mobile radio telephone services in the territory of Omsk region (English translation) is incorporated herein by reference to Exhibit 4.375 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.264
MTS License No. 170425 for provision of data transmission services for voice in the territory of Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.376 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.265
MTS License No. 170426 for provision of data transmission services for voice in the territory of Nizhny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.377 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.266
MTS License No. 170427 for provision of data transmission services for voice in the territory of Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.378 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.267
MTS License No. 170428 for provision of data transmission services for voice in the territory of Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.379 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.268
MTS License No. 170429 for provision of data transmission services for voice in the territory of Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.380 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.269
MTS License No. 170430 for provision of data transmission services for voice in the territory of Omsk region (English translation) is incorporated herein by reference to Exhibit 4.381 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.270
MTS License No. 170431 for provision of data transmission services for voice in the territory of Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.382 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.271
MTS License No. 170432 for provision of data transmission services for voice in the territory of Tula region (English translation) is incorporated herein by reference to Exhibit 4.383 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.

Exhibits No.	Description
4.272	MTS License No. 170433 for provision of intra zonal communications services in the territory of Kurgan region (English translation) is incorporated herein by reference to Exhibit 4.384 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
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
4.275
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
4.277
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

Exhibits No.	Description
4.282	MTS License No. 172369 for provision of cable radio in the territory of Vologda region (English translation) is incorporated herein by reference to Exhibit 4.396 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018, on Form 20-F.
4.283
MKS Balashikha License No. 149923 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Moscow region (Balashikha) (English translation) is incorporated herein by reference to Exhibit 4.361 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.284
MKS Balashikha License No. 149924 for provision of telecommunication services for Cable Broadcasting in the territory of Moscow region (Balashikha) (English translation) is incorporated herein by reference to Exhibit 4.362 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.285
MKS Balashikha License No. 149925 for provision of telematic services in the territory of Moscow region (Balashikha) (English translation) is incorporated herein by reference to Exhibit 4.363 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.286
MKS Balashikha License No. 156128 for provision of telecommunication services for provision of communication channels in the territory of Moscow region (Balashikha) (English translation) is incorporated herein by reference to Exhibit 4.365 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.287
Navigation Information Systems JSC License No. 161285 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.366 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.288
Navigation Information Systems License No. 161286 for provision of telematic services in the territory of Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.367 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.289
Progressivniye Technologii License No. 169311 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of Moscow region (English translation) is incorporated herein by reference to Exhibit 4.372 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.290
Progressivniye Technologii License No. 169314 for provision of telematic services in the territory of Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.373 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.

Exhibits No.	Description
4.291	Progressivniye Technologii License No. 169315 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.374 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.292
MTS License No. 172247 for provision of telematic services in the territory of Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.377 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.293
MTS License No. 172248 for provision of cable radio services in the territory of Sverdlovsk region (English translation) is incorporated herein by reference to Exhibit 4.378 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.294
MTS License No. 172249 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.379 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.295
MTS License No. 173071 for provision of mobile radio telephone services in the territory of KabardinoBalkar Republic (English translation) is incorporated herein by reference to Exhibit 4.380 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.296
MTS License No. 173072 for provision of mobile radio telephone services in the territory of Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.381 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.297
MTS License No. 173073 for provision of telecommunication services for provision of communication channels in the territory of Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region (English translation) is incorporated herein by reference to Exhibit 4.382 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.298
MTS License No. 173165 for provision of cable radio services in the territory of Yaroslavl region (English translation) is incorporated herein by reference to Exhibit 4.383 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.299
MTS License No. 173166 for provision of cable radio services in the territory of Ivanovo region (English translation) is incorporated herein by reference to Exhibit 4.384 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.300
MTS License No. 173482 for provision of Intrazonal communications services in the territory of Belgorod region (English translation) is incorporated herein by reference to Exhibit 4.385 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.

Exhibits No.	Description
4.301	Progressivniye Technologii License No. 173864 for provision of telecommunication services for Cable Broadcasting in the territory of Moscow region (English translation) is incorporated herein by reference to Exhibit 4.386 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.302
Progressivniye Technologii License No. 173865 for provision of data transmission services for voice in the territory of Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.387 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.303
Progressivniye Technologii License No. 173867 for provision of cable radio services in the territory of Moscow region (English translation) is incorporated herein by reference to Exhibit 4.388 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.304
MTS License No. 174038 for provision of telecommunication services for provision of communication channels in the territory of Chukotsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.389 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.305
MTS License No. 174356 for provision of Intrazonal communications services in the territory of Nizhny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.390 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.306
MTS License No. 174442 for provision of cable radio services in the territory of Irkutsk region (English translation) is incorporated herein by reference to Exhibit 4.391 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.307
MTS License No. 174800 for provision of mobile radio telephone services in the territory of Belgorod region (English translation) is incorporated herein by reference to Exhibit 4.392 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.308
MTS License No. 175252 for provision of telecommunication services for provision of communication channels in the territory of Jewish Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.394 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.309
MTS License No. 175253 for provision of cable radio services in the territory of Nizhny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.395 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.310
MTS License No. 176259 for provision of data transmission services for voice in the territory of Tver region (English translation) is incorporated herein by reference to Exhibit 4.399 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.

Exhibits No.	Description
4.311	MTS License No. 176260 for provision of telecommunication services for Cable Broadcasting in the territory of Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.400 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.312
MTS License No. 176556 for provision of data transmission services for voice in the territory of Samara region (English translation) is incorporated herein by reference to Exhibit 4.401 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.313
MTS License No. 176557 for provision of data transmission services for voice in the territory of Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.402 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.314
MTS License No. 176558 for provision of Intrazonal communications services in the territory of Samara region (English translation) is incorporated herein by reference to Exhibit 4.403 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.315
MTS License No. 176559 for provision of data transmission services for voice in the territory of Tambov region (English translation) is incorporated herein by reference to Exhibit 4.404 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.316
MTS License No. 176685 for provision of Intrazonal communications services in the territory of Kursk region (English translation) is incorporated herein by reference to Exhibit 4.408 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.317
MTS License No. 176686 for provision of cable radio services in the territory of St. Petersburg, Leningrad region (English translation) is incorporated herein by reference to Exhibit 4.409 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.318
Sputnikovoe TV License No. 176892 for provision of telecommunication services for provision of communication channels in the territory of Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.410 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.

Exhibits No.	Description
4.319	Sputnikovoe TV License No. 176894 for provision of communication services for the purpose of broadcasting in the territory of Moscow, Moscow region, St. Petersburg, Leningrad region, Adygeya Republic, Arkhangelsk region, Astrahansk region, Bashkortostan Republic, Belgorod region, Bryansk region, Chuvashia Republic, Dagestan Republic, Ivanovo region, Ingushetia Republic, KabardinoBalkar Republic, Kaliningrad region, Kalmykia Republic, Kaluga region, KarachaevoCherkesia Republic, Karelia Republic, Kirov region, Komi Republic , Kostroma region, Krasnodar territory, Kursk region, Lipetsk region, Mari El Republic, Mordovia Republic, Murmansk region, Nizhny Novgorod region, Novgorod region, Orel region, Orenburg region, Perm region, Rostov region, Pskov region, Ryazan region, Samara region, Saratov region, Severnaya Osetia Alania Republic, Smolensk region, Stavropol territory, Tambov region, Tatarstan Republic, Tula region, Tver region, Udmurt Republic, Ulyanovsk region, Vladimir region, Volgograd region, Vologda region, Voronezh region, Yaroslavl region, Altaisk territory, Altai Republic, Amur region, Buryatiya Republic, Chelyabinsk region, Jewish Autonomous region, Irkutsk region, Kemerov region, Khabarovsk Territory, Khakassiya Republic, Khanty Mansiysk Autonomous region, Krasnoyarsk Territory, Kurgan region, Novosibirsk region, Omsk region, Primorsky Territory, Sakha Republic (Yakutia), Sakhalin region, Sverdlovsk region, Tomsk region, Tyumen region, Tyva Republic, YamaloNenetsk Autonomous region, Chechen Republi?, Zabaykalsky Territory, Penza region, Krym Repablic, Sevastopol, Nenetsk Autonomous region, Magadan region (English translation) is incorporated herein by reference to Exhibit 4.411 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.320
MTS License No. 177389 for provision of data transmission services for the purpose of voice transmission in the territory of St. Petersburg (English translation) is incorporated herein by reference to Exhibit 4.412 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.321
MTS License No. 177489 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.413 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.322
MTS License No. 177989 for provision of mobile radio telephone services in the territory of Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.414 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.323
MTS License No. 178568 for provision of local, international and intercity phone communication service in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.415 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.324
MTS License No. 178740 for provision of mobile radio telephone services in the territory of Magadan region (English translation) is incorporated herein by reference to Exhibit 4.416 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.

Exhibits No.	Description
4.325	MTS License No. 178741 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of Tyumen region (English translation) is incorporated herein by reference to Exhibit 4.417 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.326
MTS License No. 178742 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.418 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.327
MTS License No. 178743 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of Irkutsk region (English translation) is incorporated herein by reference to Exhibit 4.419 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.328
MTS License No. 178744 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.420 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.329
MTS License No. 179430 for provision of cable radio services in the territory of Smolensk region (English translation) is incorporated herein by reference to Exhibit 4.421 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.330
MTS License No. 179661 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.426 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.331
MTS License No. 179662 for provision of communication services for the purpose of wire broadcasting in the territory of the Perm Territory (English translation) is incorporated herein by reference to Exhibit 4.427 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.332
MTS License No. 179663 for provision of telematic communication services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.428 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.

Exhibits No.	Description
4.333	MTS License No. 181284 for provision of mobile radio telephone services in the territory of Sakha Republic (Yakutia), No. 182244 for provision of mobile radio telephone services in the territory of Khabarovsk Territory, No. 182245 for provision of mobile radio telephone services in the territory of Krasnoyarsk Territory, No. 182246 for provision of mobile radio telephone services in the territory of Tyva Republic, No. 182247 for provision of mobile radio telephone services in the territory of Perm Region, No. 182248 for provision of mobile radio telephone services in the territory of Buryatiya Republic, No. 182249 for provision of mobile radio telephone services in the territory of Komi Republic, No. 182251 for provision of mobile radio telephone services in the territory of Omsk Region, No. 182250 for provision of telecommunications services for broadcasting in the territory of Udmurt Republic (English summary) is incorporated herein by reference to Exhibit 4.429 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.334
MTS Bank License No. 177-046113-100000 for carrying out broker activity (English translation) is incorporated herein by reference to Exhibit 4.430 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.335
MTS Bank General Banking License No. 2268 (English translation) is incorporated herein by reference to Exhibit 4.431 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.336
MTS Bank License No. 177-04660-000100 for carrying out depositary activity (English translation) is incorporated herein by reference to Exhibit 4.432 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.337
MTS Bank License No. 177-04635-010000 for carrying out dealer activity (English translation) is incorporated herein by reference to Exhibit 4.433 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.338
MTS Bank License No. 0016453 for carrying out development, production, distribution of encryption (cryptographic) facilities, information and telecommunication systems, which are protected with encryption (cryptographic) facilities, for works and services in the field of data encryption, technical support services of encryption (cryptographic) facilities, information and telecommunication systems, which are protected with encryption (cryptographic) facilities (except where technical support services of encryption (cryptographic) facilities, information and telecommunication systems, which are protected with encryption (cryptographic) facilities, are performed for the own needs of the legal entity or individual entrepreneur) (English translation) is incorporated herein by reference to Exhibit 4.434 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20-F.
4.339	MTS PJSC License No. 86435 for provision of mobile radio telephone services in the territory of the Ulyanovsk region (English translation).
4.340	MTS PJSC License No. 86436 for provision of mobile radio telephone services in the territory of the Penza region (English translation).

Exhibits No.	Description
4.341	Zelenaya Tochka Group License No. 133869 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Lipetsk region (English translation).
4.342	Zelenaya Tochka Group License No. 133870 for provision of telematic services in the territory of the Russian Federation (English translation).
4.343	Zelenaya Tochka Group License No. 133871 for provision of data transmission services for voice in the territory of the Lipetsk region (English translation).
4.344
Zelenaya Tochka Group License No. 133872 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Russian Federation (English translation).
4.345
Zelenaya Tochka Group License No. 135050 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Tambov region (English translation).
4.346
Zelenaya Tochka Group License No. 135051 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tambov region (English translation).
4.347	Zelenaya Tochka Group License No. 135052 for provision of telematic services in the territory of the Tambov region (English translation).
4.348	Zelenaya Tochka Group License No. 135053 for provision of telecommunication services for provision of communication channels in the territory of the Tambov region (English translation).
4.349	Zelenaya Tochka Group License No. 136783 for provision of telematic services in the territory of the Stavropol region (English translation).
4.350	Zelenaya Tochka Group License No. 139196 for provision of Intrazonal communications services in the territory of the Lipetsk region (English translation).
4.351	Zelenaya Tochka Group License No. 139584 for provision of telecommunication services for Cable Broadcasting in the territory of the Tambov region (English translation).
4.352	Zelenaya Tochka Group License No. 140769 for provision of telematic services in the territory of the Stavropol region (English translation).
4.353	Zelenaya Tochka Group License No. 144280 for provision of data transmission services for voice in the territory of the Tambov region (English translation).
4.354	Zelenaya Tochka Group License No. 149193 for provision of telecommunication services for provision of communication channels in the territory of the Kalmykia Republic (English translation).
4.355
Zelenaya Tochka Group License No. 149194 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kalmykia Republic (English translation).
4.356	Zelenaya Tochka Group License No. 152526 for provision of telematic services in the territory of the Russian Federation (English translation).

Exhibits No.	Description
4.357	Zelenaya Tochka Group License No. 155121 for provision of data transmission services for voice in the territory of the Kalmykia Republic (English translation).
4.358
Zelenaya Tochka Group License No. 157698 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kabardino-Balkar Republic, Stavropol region (English translation).
4.359
Zelenaya Tochka Group License No. 157699 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Stavropol region (English translation).
4.360	Zelenaya Tochka Group License No. 157700 for provision of telematic services in the territory of the Stavropol region (English translation).
4.361	Zelenaya Tochka Group License No. 157701 for provision of telecommunication services for provision of communication channels in the territory of the Stavropol region (English translation).
4.362	Zelenaya Tochka Group License No. 157702 for provision of data transmission services for voice in the territory of the Stavropol region (English translation).
4.363	Zelenaya Tochka Group License No. 158709 for provision of telematic services in the territory of the Stavropol region: Stavropol (English translation).
4.364	Zelenaya Tochka Group License No. 158710 for provision of telecommunication services for Cable Broadcasting in the territory of the Stavropol (English translation).
4.365
Zelenaya Tochka Group License No. 158711 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol region: Stavropol (English translation).
4.366	Zelenaya Tochka Group License No. 159633 for provision of telecommunication services for provision of communication channels in the territory of the Lipetsk region (English translation).
4.367
Zelenaya Tochka Group License No. 164791 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Stavropol region (English translation).
4.368	Zelenaya Tochka Group License No. 164792 for provision of telematic services in the territory of the Stavropol region (English translation).
4.369
Zelenaya Tochka Group License No. 164793 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol region (English translation).
4.370	Zelenaya Tochka Group License No. 164794 for provision of telecommunication services for provision of communication channels in the territory of the Stavropol region (English translation).
4.371
Zelenaya Tochka Group License No. 164795 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol region (English translation).

Exhibits No.	Description
4.372	Zelenaya Tochka Group License No. 165886 for provision of telecommunication services for Cable Broadcasting in the territory of the Russian Federation (English translation).
4.373	Zelenaya Tochka Group License No. 169446 for provision of telematic services in the territory of the Stavropol region (English translation).
4.374	Zelenaya Tochka Group License No. 171466 for provision of telematic services in the territory of the Stavropol region (English translation).
4.375	Zelenaya Tochka Group License No. 176466 for provision of telecommunication services for Cable Broadcasting in the territory of the Stavropol region: Nevinnomyssk (English translation).
4.376	Zelenaya Tochka Group License No. 178211 for provision of telecommunication services for provision of communication channels in the territory of the Belgorod region (English translation).
4.377
Zelenaya Tochka Group License No. 178212 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Belgorod region (English translation).
4.378	Zelenaya Tochka Group License No. 178213 for provision of telematic services in the territory of the Belgorod region (English translation).
4.379	Zelenaya Tochka Group License No. 179043 for provision of telematic services in the territory of the Lipetsk region (English translation).
4.380	Zelenaya Tochka Group License No. 179060 for provision of telematic services in the territory of the Bashkortostan Republic (English translation).
4.381	Zelenaya Tochka Group License No. 179061 for provision of telecommunication services for provision of communication channels in the territory of the Bashkortostan Republic (English translation).
4.382
Zelenaya Tochka Group License No. 179062 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Bashkortostan Republic (English translation).
4.383
Progressivniye Technologii CJSC License No. 180134 for provision of telecommunication services for provision of communication channels in the territory of the Moscow, Moscow region (English translation).
4.384
Zelenaya Tochka Group License No. 180190 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Lipetsk region (English translation).
4.385	Zelenaya Tochka Group License No. 180191 for provision of telecommunication services for provision of communication channels in the territory of the Lipetsk region (English translation).
4.386
MTS PJSC License No. 180446 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Zabaykalsky region (English translation).
4.387	MTS PJSC License No. 180447 for provision of telecommunication services for provision of communication channels in the territory of the Primorsky region (English translation).

Exhibits No.	Description
4.388	MGTS PJSC License No. 180455 for provision of Intrazonal communications services in the territory of the Moscow, Moscow region (English translation).
4.389
Zelenaya Tochka Group License No. 180988 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Lipetsk region (English translation).
4.390
Zelenaya Tochka Group License No. 181007 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Primorsky region (English translation).
4.391	Zelenaya Tochka Group License No. 181008 for provision of telematic services in the territory of the Primorsky region (English translation).
4.392	Zelenaya Tochka Group License No. 181009 for provision of telecommunication services for provision of communication channels in the territory of the Primorsky region (English translation).
4.393	MTS PJSC License No. 181206 for provision of telecommunication services for provision of communication channels in the territory of the Astrakhan region, Stavropol region (English translation).
4.394
MTS PJSC License No. 181207 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Ulyanovsk region (English translation).
4.395	MTS PJSC License No. 181208 for provision of telematic services in the territory of the Ulyanovsk region (English translation).
4.396
MTS PJSC License No. 181209 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Khabarovsk region (English translation).
4.397	MTS PJSC License No. 181210 for provision of telematic services in the territory of the Saratov region (English translation).
4.398
MTS PJSC License No. 181211 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol region (English translation).
4.399	MTS PJSC License No. 181212 for provision of data transmission services for voice in the territory of the Yaroslavl region (English translation).
4.400	MTS PJSC License No. 181213 for provision of telematic services in the territory of the Volgograd region (English translation).
4.401
MTS PJSC License No. 181214 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Samara region (English translation).
4.402	MTS PJSC License No. 181215 for provision of telematic services in the territory of the Samara region (English translation).
4.403
MTS PJSC License No. 181216 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Saratov region (English translation).

Exhibits No.	Description
4.404	MTS PJSC License No. 181217 for provision of telematic services in the territory of the Republic of Khakassia (English translation).
4.405
MTS PJSC License No. 181218 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kemerovo region (English translation).
4.406
MTS PJSC License No. 181219 for provision of telecommunication services for provision of communication channels in the territory of the Samara region, Saratov region, Ulyanovsk region (English translation).
4.407	MTS PJSC License No. 181220 for provision of telematic services in the territory of the Khabarovsk region (English translation).
4.408	MTS PJSC License No. 181221 for provision of telematic services in the territory of the Stavropol region (English translation).
4.409
MTS PJSC License No. 182081 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Buryatiya Republic, Kamchatka region (excluding the Koryak Autonomous Area), Magadan region, Sakhalin region (English translation).
4.410
MTS PJSC License No. 182082 for provision of telematic services in the territory of the Buryatiya Republic, Kamchatka region (excluding the excluding the Koryak Autonomous Area), Magadan region, Sakhalin region (English translation).
4.411
MTS PJSC License No. 182083 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tomsk region (English translation).
4.412
MTS PJSC License No. 182084 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Ryazan region (English translation).
4.413	MTS PJSC License No. 182085 for provision of telematic services in the territory of the Khakassiya Republic (English translation).
4.414	MTS PJSC License No. 182086 for provision of telematic services in the territory of the Tomsk region (English translation).
4.415
MTS PJSC License No. 182087 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Bashkortostan Republic (English translation).
4.416	MTS PJSC License No. 182088 for provision of telematic services in the territory of the Sakha Republic (Yakutia) (English translation).
4.417
MTS PJSC License No. 182089 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Sakha Republic (Yakutia) (English translation).
4.418
MTS PJSC License No. 182090 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Volgograd region (English translation).

Exhibits No.	Description
4.419	MTS PJSC License No. 182091 for provision of telecommunication services for provision of communication channels in the territory of the Khakassiya Republic (English translation).
4.420
MTS PJSC License No. 182092 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Khakassiya Republic (English translation).
4.421	MTS PJSC License No. 182093 for provision of mobile radio telephone services in the territory of the Rostov region (English translation).
4.422
MTS PJSC License No. 182094 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Kaluga region (English translation).
4.423
MTS PJSC License No. 182244 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Khabarovsk Territory (English translation).
4.424
MTS PJSC License No. 182245 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Krasnoyarsk Territory (English translation).
4.425	MTS PJSC License No. 182246 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Tyva Republic (English translation).
4.426	MTS PJSC License No. 182247 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Perm region (English translation).
4.427	MTS PJSC License No. 182248 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Buryatiya Republic (English translation).
4.428	MTS PJSC License No. 182249 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Komi Republic (English translation).
4.429	MTS PJSC License No. 182250 for provision of communication services for the purpose of wire broadcasting in the territory of the Udmurt Republic (English translation).
4.430	MTS PJSC License No. 182251 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Omsk region (English translation).
4.431	MTS Media License No. 182309 for provision of telematic services in the territory of the Russian Federation (English translation).
4.432	MTS PJSC License No. 182375 for provision of mobile radio telephone services in the territory of the Moscow, Moscow region (English translation).
4.433
MTS PJSC License No. 182535 for provision of telematic services in the territory of the Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak District of the Kamchatka region (English translation).

Exhibits No.	Description
4.434	MTS PJSC License No. 182536 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Astrakhan region (English translation).
4.435
MTS PJSC License No. 182537 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tatarstan Republic (English translation).
4.436
MTS PJSC License No. 182538 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Krasnodar region (English translation).
4.437
MTS PJSC License No. 182539 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kalmykia Republic (English translation).
4.438
MTS PJSC License No. 182540 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tyva Republic (English translation).
4.439	MTS PJSC License No. 182541 for provision of telematic services in the territory of the Krasnodar region (English translation).
4.440	MTS PJSC License No. 182542 for provision of telecommunication services for provision of communication channels in the territory of the Tyva Republic (English translation).
4.441
MTS PJSC License No. 182543 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Novosibirsk region (English translation).
4.442	MTS PJSC License No. 182544 for provision of telecommunication services for provision of communication channels in the territory of the Adygeya Republic, Krasnodar region (English translation).
4.443	MTS PJSC License No. 182545 for provision of telematic services in the territory of the Tatarstan Republic (English translation).
4.444	MTS PJSC License No. 182546 for provision of telematic services in the territory of the Tyva Republic (English translation).
4.445
MTS PJSC License No. 182547 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Altai Republic (English translation).
4.446	MTS PJSC License No. 182548 for provision of telematic services in the territory of the Adygeya Republic (English translation).
4.447	MTS PJSC License No. 182549 for provision of telematic services in the territory of the Astrakhan region (English translation).
4.448	MTS PJSC License No. 182550 for provision of telematic services in the territory of the Kalmykia Republic (English translation).
4.449
MTS PJSC License No. 182551 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak Autonomous Area of the Kamchatka region (English translation).

Exhibits No.	Description
4.450	MTS PJSC License No. 182552 for provision of telecommunication services for provision of communication channels in the territory of the Chuvashia Republic (English translation).
4.451
MTS PJSC License No. 182553 for provision of data transmission services for voice in the territory of the Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region (English translation).
4.452
MTS PJSC License No. 182554 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Adygeya Republic (English translation).
4.453
MTS PJSC License No. 182555 for provision of telecommunication services for provision of communication channels in the territory of the Altai Republic, Altai region, Novosibirsk region (English translation).
4.454	MTS PJSC License No. 182984 for provision of mobile radio telephone services in the territory of the Tyva Republic (English translation).
4.455	MTS PJSC License No. 182985 for provision of mobile radio telephone services in the territory of the Altai Republic (English translation).
4.456	MTS PJSC License No. 182986 for provision of mobile radio telephone services in the territory of the Krasnoyarsk region (English translation).
4.457	MTS PJSC License No. 183415 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Moscow (English translation).
4.458	MTS PJSC License No. 183416 for provision of mobile radio telephone services in the territory of the Russian Federation, except Crimea Republic, Sevastopol (English translation).
4.459	MTS PJSC License No. 183417 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the St. Petersburg (English translation).
4.460	MTS PJSC License No. 183418 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Sverdlovsk (English translation).
4.461	MTS PJSC License No. 183419 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Leningrad region (English translation).
4.462	MTS PJSC License No. 183420 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Moscow region (English translation).
4.463	MGTS PJSC License No. 184083 for provision of telecommunication services for Cable Broadcasting in the territory of the Moscow (English translation).
4.464	MGTS PJSC License No. 184084 for provision of data transmission services for voice in the territory of the Moscow (English translation).
4.465	MTS PJSC License No. 184096 for provision of Intrazonal communications services in the territory of the Sakha Republic (Yakutia) (English translation).

Exhibits No.	Description
4.466	MTS PJSC License No. 184255 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Kemerovo region (Mezhdurechensk) (English translation).
4.467	MTS PJSC License No. 184256 for provision of mobile radio telephone services in the territory of the Komi Republic (English translation).
4.468	Zelenaya Tochka Group License No. 184573 for provision of telecommunication services for Cable Broadcasting in the territory of the Tambov region (English translation).
4.469
MTS PJSC License No. 184788 for provision of telematic services in the territory of the Komi Republic, Perm region, Orenburg region, Orel region, Nizhny Novgorod region, Lipetsk region, Moscow, Kostroma region, Smolensk region, Kirov region, Kaluga region, Ivanovo region, Bryansk region, Belgorod region, Moscow region, Kursk region, Voronezh region, Tyumen region, Sverdlovsk region, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Pskov region, Yaroslavl region, Ryazan region, Vladimir region, Udmurt Republic, Tver region, Tula region, Tambov region, YamaloNenetsk Autonomous region, Amur region (English translation).
4.470	MTS PJSC License No. 184789 for provision of mobile radio telephone services in the territory of the Kalmykia Republic (English translation).
4.471	MTS PJSC License No. 185031 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Samara region (English translation).
4.472	MTS PJSC License No. 185275 for provision of Intrazonal communications services in the territory of the Moscow (English translation).
4.473	MTS PJSC License No. 185276 for provision of data transmission services for voice in the territory of the Rostov region (English translation).
4.474
MTS PJSC License No. 185833 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Rostov region (English translation).
4.475
MTS PJSC License No. 185834 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Sverdlovsk region (English translation).
4.476	MTS PJSC License No. 186311 for provision of data transmission services for voice in the territory of the Bashkortostan Republic (English translation).
4.477	MTS PJSC License No. 186312 for provision of telematic services in the territory of the Novosibirsk region (English translation).
4.478	MTS PJSC License No. 186313 for provision of mobile radio telephone services in the territory of the Chechen Republic (English translation).
4.479
MTS PJSC License No. 186314 for provision of telecommunication services for provision of communication channels in the territory of the Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region (English translation).

Exhibits No.	Description
4.480	MTS PJSC License No. 186516 for provision of Intrazonal communications services in the territory of the Khakassiya Republic (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems Public Joint Stock Company.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101
The following financial information formatted in Extensive Business Reporting Language (XBRL): (i) Consolidated statements of financial position as of December 31, 2020 and 2019, (ii) Consolidated statements of profit or loss for the years ended December 31, 2020, 2019 and 2018, (iii) Consolidated statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018, (iv) Consolidated statements of changes in shareholders' equity for the years ended December 31, 2020, 2019 and 2018, (v) Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018, and (vi) Notes to the consolidated financial statements.

*
Approved by General Meeting of Shareholders of Mobile TeleSystems Public Joint Stock Company held on June 28, 2018 and became effective upon registration with the Federal Tax Service on July 11, 2018.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 29, 2021	MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY
	By:	/s/ Vyacheslav K. Nikolaev
		Name:	Vyacheslav K. Nikolaev
		Title:	Chief Executive Officer

PJSC MOBILE
TELESYSTEMS
AND SUBSIDIARIES
Consolidated Financial Statements

As of December 31, 2020, 2019 and for the Years Ended
December 31, 2020, 2019 and 2018.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems PJSC and subsidiaries (the "Group") as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2021 expressed an unqualified opinion on the Group's internal control over financial reporting.

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

Revenue Recognition—Refer to Note 7 to the consolidated financial statements

Critical Audit Matter Description

        The Group's revenue from telecommunication services consists of a significant volume of low-value transactions, sourced from multiple systems, databases, and other tools, including billing systems. The processing and recording of revenue is highly automated and is based on established tariff plans.

        We identified the revenue recognition for telecommunications services as a critical audit matter due to the complexity of information systems involved in the revenue recognition process and the risks associated with recognition and measurement of revenue, arising from the diversity and constant evolution of tariff plans, marketing offers and discounts provided to customers. The auditing of revenue required an increased extent of audit effort, including the need for us to involve professionals with expertise in information technology (IT) to identify, test, and evaluate the Group's systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

        Our audit procedures related to the Group's revenue recognition for telecommunication services included the following, among others:

  •
  We analysed the IT environment that secures proper functioning of billing and other IT systems related to accounting, including control procedures for monitoring changes and segregation of duties, as well as testing of these controls;

  •
  We tested the design and operating effectiveness of internal controls over revenue recognition, including: recording and registration of phone calls, call duration, provision of data and value added services; authorization of changes in tariff plans and input of this information into the billing systems; and correctness of the application of incentive arrangements and discounts;

  •
  We performed end-to-end testing of reconciliation of data on the duration and volume of provided telecommunication services from the their initial registration by switching equipment to billing and other IT systems and then to accounting records, including testing of certain manual adjustments recorded when transferring data from billing and other IT systems to the general ledger;

  •
  We used test calls to test the correctness of the details of connections, their duration and the tariff plans applied;

  •
  We tested whether incentive arrangements and discounts were correctly accounted for in accordance with the relevant accounting policies of the Group; and

  •
  We agreed the information on active tariffs entered in the billing systems to the approved tariff orders and published tariff plans.

        We evaluated the Group's accounting policy with respect to the recognition of revenue from the provision of services to subscribers to determine if the existing policy continues to be appropriate, and assessed the compliance of the disclosures in the consolidated financial statements with the requirements of IFRS 15, Revenue from Contracts with Customers.

Assessment and measurement of expected credit losses on loans to customers—Refer to Note 3 and Note 31 to the consolidated financial statements

Critical Audit Matter Description

        The Group applies an 'expected loss' model to determine the impairment of loans to customers of MTS Bank. As described in Note 31, Bank financial assets and liabilities, the Group reported an allowance for expected credit losses in respect of loans to customers of RUB 16,446 million at December 31, 2020 (2019: RUB 10,031 million). Due to the underlying assumptions and estimations, in particular in light of negative impact of Covid-19 on the loan portfolios and increased credit defaults, the determination of expected credit losses is one of the most significant management estimates.

        Key areas of judgment and estimates related to the auditing of the allowance for expected credit losses on loans to customers included the following:

  •
  determination of the impairment stage for loans assessed on an individual basis which is based on timely identification and appropriate evaluation of events indicating default or significant increases in credit risk;

  •
  evaluation of the probability of default of loans assessed on an individual basis at the first and the second stages of impairment as well as loans assessed on a collective basis.

        We identified this area as a critical audit matter because models and techniques used in identifying defaults and significant increases in credit risk and for calculating expected credit losses requires the use of data from both external and internal sources, as well as the application of complex and subjective judgments by management. Therefore, a high degree of auditor judgment and an increased extent of effort was required in this area, including the need to involve our actuarial specialists and to perform focused audit procedures to evaluate management judgements made in estimating the allowance for expected credit loses to customers.

How the Critical Audit Matter Was Addressed in the Audit

        Our audit procedures related to the assessment and measurement of expected credit losses of loans to customers included the following, among others:

  •
  We tested the design and the effectiveness of internal controls over classification of the loan portfolio between stages of credit risk and the use of key assumptions in the assessment of probability of default of customers;

  •
  We evaluated compliance of the methodology, models and techniques, used by the Group management to determine the expected credit losses, with the requirements of IFRS 9, Financial Instruments;

  •
  We tested the completeness and accuracy of data used in the estimation of expected credit losses, including historical data, using external and internal sources of information;

  •
  For individually assessed loans, we obtained the Group's schedule of loans classified between stages of credit risk and testing, on a sample basis, the completeness of management's identification of events indicating customer default or significant increase in credit risk, based on information from internal and external sources, as well as evaluation of management assessment of such events, with a particular focus on the treatment of forbearance for customers operating in sectors that are significantly affected by the COVID-19 pandemic;

  •
  For the evaluation of probability of default of individually assessed loans, with the involvement of our actuarial specialists, we obtained the validation report and tested the outcome of the model against observed losses; and

  •
  For collectively assessed loans, with the assistance of actuarial specialists, we performed an analysis of the integrity and logic of the models and assessed the most critical underlying assumptions against historical data and recent trends of default ratios as well as evaluated judgements made by management when assessing the effect of restructuring of customer loans due to economic downturn on expected credit losses.

        We also assessed the compliance of the disclosures in the consolidated financial statements with the requirements of IFRS 9, Financial Instruments.

/s/ AO Deloitte & Touche CIS

Moscow, Russia

March 3, 2021

We have served as the Group's auditor since 2002.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2020	December 31, 2019
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	21	284,804	265,479
Investment property		1,889	2,986
Right-of-use assets	26	130,503	138,817
Goodwill	22	38,041	38,675
Other intangible assets	24	90,103	79,729
Investments in associates and joint ventures	17	8,555	6,450
Other investments	18	9,488	11,195
Deferred tax assets	13	8,778	9,975
Accounts receivable, related parties	32	5,209	10,787
Trade accounts receivable	19	2,163	3,556
Bank deposits and loans to customers	31	63,992	53,472
Other financial assets	29	7,575	3,220
Other assets		5,749	4,981

Total non-current assets		656,849	629,322

CURRENT ASSETS:
Inventories	20	15,204	15,515
Trade and other receivables	19	32,868	35,595
Accounts receivable, related parties	32	8,980	5,872
Bank deposits and loans to customers	31	52,676	39,370
Short-term investments	16	23,434	25,618
Advances paid and prepaid expenses		4,288	4,107
VAT receivable		8,877	9,350
Income tax assets		4,660	4,301
Assets held for sale		667	497
Cash and cash equivalents	15	85,405	38,070
Other financial assets	29	23,975	14,558
Other assets		1,320	1,735

Total current assets		262,354	194,588

TOTAL ASSETS		919,203	823,910

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2020 AND 2019

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2020	December 31, 2019
EQUITY AND LIABILITIES
EQUITY:
Common stock	33	200	200
Treasury stock	33	(74,990)	(59,748)
Additional paid-in capital		89	—
Retained earnings		94,391	85,249
Accumulated other comprehensive income	33	9,010	7,367

Equity attributable to owners of the Company		28,700	33,068
Non-controlling interests		3,990	3,326

Total equity		32,690	36,394

NON-CURRENT LIABILITIES:
Borrowings	25	395,143	271,573
Lease obligations	26	134,637	140,080
Bank deposits and liabilities	31	1,883	1,805
Deferred tax liabilities	13	19,191	17,866
Provisions	28	5,128	4,761
Contract liabilities	7	717	589
Other financial liabilities	29	14	955
Other liabilities		1,186	1,430

Total non-current liabilities		557,899	439,059

CURRENT LIABILITIES:
Trade and other payables		56,017	71,808
Accounts payable, related parties	32	3,146	558
Contract liabilities	7	21,125	20,718
Borrowings	25	34,125	71,746
Lease obligations	26	16,177	15,228
Bank deposits and liabilities	31	165,794	136,147
Income tax liabilities		753	784
Provisions	28	13,460	11,526
Other financial liabilities	29	1,109	1,424
Other liabilities		16,908	18,518

Total current liabilities		328,614	348,457

TOTAL EQUITY AND LIABILITIES		919,203	823,910

The accompanying notes are an integral part of these consolidated financial statements.

President and CEO	Vice-president, Finance
Alexey V. Kornya	Andrey M. Kamensky
March 3, 2021

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Amounts in millions of Russian Rubles, except per share amounts)

	Notes	2020	2019	2018
Service revenue		425,448	406,478	382,387
Sales of goods		69,478	64,127	63,851

Revenue	6,7	494,926	470,605	446,238

Cost of services		121,943	114,057	104,143
Cost of goods	20	63,482	58,872	58,669
Selling, general and administrative expenses	8	87,983	89,933	82,482
Depreciation and amortization	6	100,234	96,195	95,316
Operating share of the profit of associates and joint ventures	17	(5,048)	(4,583)	(3,799)
Impairment of non-current assets	23	2,023	(148)	149
Impairment of financial assets		11,912	7,723	3,671
Other operating income		(496)	(7,021)	(4,637)

Operating profit	6	112,893	115,577	110,244

Finance income	9	(3,437)	(4,352)	(5,579)
Finance costs	9	42,084	47,366	36,985
Non-operating share of the profit of associates and joint ventures	17	(273)	(3,496)	909
Other non-operating (income)/expenses	10	(3,064)	7,821	(425)

Profit before tax		77,583	68,238	78,354

Income tax expense	13	16,126	15,667	15,345

Profit for the year from continuing operations		61,457	52,571	63,009

(Profit) / loss from discontinued operations	12, 35	(616)	(2,528)	55,177

Profit for the year		62,073	55,099	7,832

Profit for the year attributable to:
Owners of the Company		61,412	54,241	6,848
Non-controlling interests		661	858	984
Earnings per share from continuing operations (basic and diluted), Russian Rubles:	14	34.53 and 34.51	29.04 and 28.99	33.11 and 33.07
Earnings per share from discontinued operations (basic and diluted), Russian Rubles:	14	0.35 and 0.35	1.42 and 1.42	(29.45) and (29.42)

The accompanying notes are an integral part of these consolidated financial statements.

President and CEO		Vice-president, Finance
	Alexey V. Kornya		Andrey M. Kamensky

March 3, 2021

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Amounts in millions of Russian Rubles)

	2020	2019	2018
Profit for the year	62,073	55,099	7,832

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Unrecognized actuarial gain	—	—	167
Items that may be reclassified subsequently to profit or loss:
Reclassification to profit and loss due to Disposal of VF Ukraine (Note 12)	—	7,947	—
Exchange differences on translating foreign operations	1,840	1,134	7,416
Net fair value (loss) / gain on financial instruments	—	(237)	(103)
Share of other comprehensive (loss) / income of associates
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations in associates	(196)	(413)	319

Other comprehensive income for the year, net of income tax	1,644	8,431	7,799

Total comprehensive income for the year	63,717	63,530	15,631

Total comprehensive income for the year attributable to:
Owners of the Company	63,056	62,672	14,647
Non-controlling interests	661	858	984

The accompanying notes are an integral part of these consolidated financial statements.

President and CEO		Vice-president, Finance
	Alexey V. Kornya		Andrey M. Kamensky

March 3, 2021

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock			Financial instruments revaluation reserve	Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital				Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at January 1, 2018	1,998,381,575	200	(86,339,156)	(22,644)	381	340	(9,697)	503	151,043	120,126	4,079	124,205

Adjustment on initial application of IFRS 15 (net of tax)	—	—	—	—	—	—	—	—	2,528	2,528	17	2,545
Adjustment on initial application of IFRS 9 (net of tax)	—	—	—	—	—	—	—	—	1,367	1,367	—	1,367
Adjusted balance at January 1, 2018	—	—	—	—	—	—	—	—	154,938	124,021	4,096	128,117
Profit for the year	—	—	—	—	—	—	—	—	6,848	6,848	984	7,832
Unrecognized actuarial gain	—	—	—	—	—	—	—	167	—	167	—	167
Currency translation adjustment							7,726			7,726	9	7,735
Net fair value (loss) / gain on financial instruments	—	—	—	—	—	(103)		—	—	(103)	—	(103)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(103)	7,726	167	6,848	14,638	993	15,631
Issuance of stock options	—	—	—	—	675	—	—	—	—	675	—	675
Exercise of stock options	—	—	1,369,303	403	(403)	—	—	—	—	—	—	—
Dividends declared by MTS	—	—	—	—	—	—	—	—	(48,921)	(48,921)	—	(48,921)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—		(1,165)	(1,165)
Purchase of own stock (Note 33)	—	—	(82,669,046)	(22,567)	(4)	—	—	—	—	(22,571)	—	(22,571)
Purchase of non-controlling interests	—	—	—	—	(97)	—	—	—	—	(97)	47	(50)
Acquisitions under common control	—	—	—	—	(2,471)	—	—	—	—	(2,471)	8,320	5,849
Reclass to retained earnings	—	—	—	—	1,919	—	—	—	(1,919)	—	—	—

Balances at December 31, 2018	1,998,381,575	200	(167,638,899)	(44,808)	—	237	(1,971)	670	110,946	65,274	12,291	77,565

Profit for the year	—	—	—	—	—	—	—	—	54,241	54,241	858	55,099
Disposal of VF Ukraine (Note 12)	—	—	—	—	—	—	7,947	—	—	7,947	—	7,947
Currency translation adjustment							721	—		721	—	721
Net fair value (loss) / gain on financial instruments	—	—	—	—	—	(237)	—	—	—	(237)	—	(237)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(237)	8,668	—	54,241	62,672	858	63,530
Issuance of stock options	—	—	—	—	872	—	—	—	—	872	—	872
Exercise of stock options	—	—	3,610,561	982	(1,060)	—	—	—	—	(78)	—	(78)
Dividends declared by MTS	—	—	—	—	—	—	—	—	(74,302)	(74,302)	—	(74,302)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,123)	(1,123)
Purchase of own stock (Note 33)	—	—	(61,519,084)	(15,922)	—	—	—	—	—	(15,922)	—	(15,922)
Purchase of non-controlling interests	—	—	—	—	(4,162)	—	—	—	—	(4,162)	(8,700)	(12,862)
Acquisitions under common control (Note 5)	—	—	—	—	(1,286)	—	—	—	—	(1,286)	—	(1,286)
Reclass to retained earnings	—	—	—	—	5,636	—	—	—	(5,636)	—	—	—

Balances at December 31, 2019	1,998,381,575	200	(225,547,422)	(59,748)	—	—	6,697	670	85,249	33,068	3,326	36,394

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (CONTINUED)

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock			Financial instruments revaluation reserve	Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital				Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2019	1,998,381,575	200	(225,547,422)	(59,748)	—	—	6,697	670	85,249	33,068	3,326	36,394

Profit for the year	—	—	—	—	—	—	—	—	61,412	61,412	661	62,073
Disposal of VF Ukraine (Note 12)	—	—	—	—	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	1,644	—	—	1,644	—	1,644
Net fair value (loss) / gain on financial instruments	—	—	—	—	—	—	—	—	—	—	—	—
Total comprehensive income for the year	—	—	—	—	—	—	1,644	—	61,413	63,056	661	63,717
Issuance of stock options	—	—	—	—	560	—	—	—	—	560	—	560
Exercise of stock options	—	—	2,865,735	768	(767)	—	—	—	—	—	—
Dividends declared by MTS	—	—	—	—	—	—	—	—	(52,012)	(52,012)	—	(52,012)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	52	52
Purchase of own stock (Note 33)	—	—	(48,797,719)	(16,010)	—	—	—	—	—	(16,010)	—	(16,010)
Reclass to retained earnings and other	—	—	—	—	296	—	—	—	(258)	38	(49)	(11)

Balances at December 31, 2020	1,998,381,575	200	(271,479,406)	(74,990)	89	—	8,341	670	94,391	28,700	3,990	32,690

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Amounts in millions of Russian Rubles)

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	62,073	55,099	7,832
Adjustments for:
Depreciation and amortization	100,205	106,948	104,588
Impairment of non-current assets	2,023	(148)	149
Impairment of financial assets	11,936	7,761	3,694
(Gain)/Loss from sale of Ukraine operations (Note 12)	(2,101)	5,499	—
Provision related to SEC investigation (Note 35)	—	—	55,752
Finance income	(3,439)	(4,805)	(5,981)
Finance costs	42,085	48,711	38,165
Income tax expense	17,191	17,671	16,969
Share of profit of associates and joint ventures	(5,321)	(8,079)	(2,890)
Net foreign exchange (gain) / loss and change in fair value of financial instruments	(4,330)	1,784	1,508
Inventory obsolescence expense	891	2,207	3,326
Change in provisions	1,492	305	(1,474)
Other non-cash items	(4,393)	(6,882)	(3,479)
Movements in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables and contract assets	1,904	(3,808)	438
Increase in bank deposits and loans to customers	(33,570)	(34,452)	(15,367)
(Increase) / decrease in inventory	(630)	3	(11,292)
(Increase) / decrease in advances paid and prepaid expenses	(6,507)	3,478	1,429
Decrease / (Increase) in VAT receivable	482	(2,522)	72
(Decrease)/Increase in trade and other payables, contract liabilities and other current liabilities	(1,104)	6,825	(58)
Increase in bank deposits and liabilities	27,172	27,823	4,100
Fines and penalties related to investigation into former operations in Uzbekistan (Note 35)	—	(55,607)	—
Dividends received	3,676	3,707	3,726
Income tax paid	(15,193)	(23,943)	(19,777)
Interest received	2,727	5,263	10,016
Interest paid, net of interest capitalized	(41,762)	(46,186)	(37,056)

NET CASH PROVIDED BY OPERATING ACTIVITIES	155,507	106,652	154,390

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Amounts in millions of Russian Rubles)

	2020	2019	2018
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired (Note 5)	(262)	(2,052)	(3,444)
Purchases of property, plant and equipment (including capitalized interest in the amount of RUB 426 million, RUB 550 million and RUB 460 million, respectively)	(66,256)	(68,465)	(64,731)
Purchases of other intangible assets	(31,153)	(23,016)	(21,751)
Purchase of Avantage	(429)	—	(7,559)
Purchase of 3G and 4G licenses in Armenia and Ukraine	—	(255)	(5,527)
Cost to obtain and fulfill contracts, paid	(5,442)	(4,651)	(4,764)
Proceeds from sale of property, plant and equipment and assets held for sale	6,678	6,536	5,905
Purchases of short-term and other investments	(10,054)	(22,714)	(18,754)
Proceeds from sale of short-term and other investments	16,012	47,139	38,596
Investments in associates and joint ventures (Note 17)	(1,460)	(75)	(3,871)
Cash (payments) and proceeds related to swap contracts	5,322	(2,459)	6,892
Proceeds from sale of subsidiaries, net of cash disposed (Note 12)	3,461	37,386	619
Proceeds from sale/liquidation of associates (Note 17)	2,450	3,067	—
Other investing activities	—	5	—

NET CASH USED IN INVESTING ACTIVITIES	(81,133)	(29,554)	(78,389)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(28,167)	(189)	(27,983)
Proceeds from issuance of notes	46,757	72,500	27,550
Notes and debt issuance cost paid	(107)	(111)	(39)
Lease obligation principal paid	(15,054)	(15,154)	(13,577)
Dividends paid	(74,923)	(52,505)	(50,054)
Acquisition of entities under common control, net of cash acquired	—	(15,312)	(13,242)
Proceeds from loans	194,645	62,415	95,000
Repayment of loans	(134,483)	(156,511)	(20,076)
Payments under credit guarantee agreement related to foreign-currency hedge (Note 30)	—	—	(981)
Repurchase of common stock	(16,028)	(15,922)	(22,655)
Other financing activities	—	341	133

NET CASH USED IN FINANCING ACTIVITIES	(27,360)	(120,448)	(25,924)

Effect of exchange rate changes on cash and cash equivalents	385	(2,655)	3,412

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	47,399	(46,005)	53,489

CASH AND CASH EQUIVALENTS, beginning of the year	38,070	84,075	30,586

CASH AND CASH EQUIVALENTS, end of the year	85,469	38,070	84,075

Less cash and cash equivalents within held for sale	(64)	—	—
CASH AND CASH EQUIVALENTS, end of the year	85,405	38,070	84,075

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

        The consolidated financial statements of the Company and its subsidiaries ("the Group" or "MTS") as of December 31, 2020 and 2019, and for the years ended 31 December 2020, 2019 and 2018 were authorized for issue by the President of the Company on March 3, 2021.

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

        The Group provides a wide range of telecommunications and digital services including voice and data transmission, internet access, pay TV, various value added services ("VAS") through wireless and fixed lines, financial services, integration services as well as the sale of equipment, accessories and software. In June 2018 the Group entered the market of banking services through acquisition of controlling stake in PJSC MTS Bank. Upon disposal of its operations in Ukraine in December 2019 (Note 12), the Group primarily operates in Russia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

        Basis of preparation—The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        The consolidated financial statements have been prepared on a historical cost basis, unless disclosed otherwise. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

        Amounts in the consolidated financial statements are stated in millions of Russian Rubles ("RUB million"), unless indicated otherwise.

        The consolidated financial statements have been prepared on the assumption that the Group is a going concern and will continue in operation for the foreseeable future.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Effective ownership interests in the Group's significant subsidiaries were the following:

	Accounting method	December 31, 2020	December 31, 2019
RTC	Consolidated	100.0%	100.0%
MTS Turkmenistan (Note 11)	Consolidated	100.0%	100.0%
MTS Armenia	Consolidated	100.0%	100.0%
MTS IT	Consolidated	100.0%	100.0%
Nvision Czech Republic	Consolidated	100.0%	100.0%
Sputnikovoe TV	Consolidated	100.0%	100.0%
Stream	Consolidated	100.0%	100.0%
Dega	Consolidated	100.0%	100.0%
Stream Digital	Consolidated	100.0%	100.0%
MTS Energo	Consolidated	100.0%	100.0%
MDTZK LLC (Ticketland) (Note 5)	Consolidated	100.0%	100.0%
IT Grad (Note 5)	Consolidated	100.0%	100.0%
Kinopolis (Note 5)	Consolidated	100.0%	100.0%
MTS Media	Consolidated	100.0%	100.0%
MTS Artificial Intelligence	Consolidated	100.0%	100.0%
Stopol (Note 5)	Consolidated	100.0%	—
Sibintertelecom(1)	Consolidated	—	100.0%
RIKT(1)	Consolidated	—	100.0%
Nvision Group(2) (Note 12)	Consolidated	—	100.0%
Kulturnaya Sluzhba (Ponominalu) (Note 5)	Consolidated	100.0%	89.1%
MTS Bank (Note 5)	Consolidated	99.9%	99.9%
MGTS Group	Consolidated	94.7%	94.7%
Navigation Information Systems Group	Consolidated	94.7%	94.7%
Oblachny Retail LLC	Consolidated	50.8%	50.8%
MTS International Funding Limited(3) ("MTS International")	Consolidated	SE	SE
"Zelenaya Tochka" Group (Note 5)	Equity	51.0%	—
MTS Belarus (Note 17)	Equity	49.0%	49.0%
Sistema Capital	Equity	30.0%	30.0%
Zifrovoe TV	Equity	20.0%	20.0%
YouDo Web Technologies (Note 17)	Equity	15.5%	15.5%
SWIPGLOBAL	Equity	15.0%	15.0%

(1)
Merged with PJSC MTS in 2020.

(2)
Disposed on October 30, 2020.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

(3)
A company organized and existing as a private limited company under the laws of Ireland. The Group does not have any equity in MTS International. It was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued USD 750 million 8.625% notes due in 2020 (fully repaid in June 2020) and USD 500 million 5.0% notes due in 2023, respectively (Note 25). The notes are guaranteed by MTS PJSC in the event of default. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes' maintenance activities. Accordingly, the Group concluded that it exercises control over the entity.

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

        Joint operations—The Group has joint operations with Megafon and Vimpelcom, relating to the construction of LTE base stations. Joint operations are characterized by the fact that the operators that have joint control over the arrangement each have both a right to the assets, and obligations for the liabilities, according to the arrangement. Respectively, each operator accounts for its share of the joint assets and its agreed share of any liabilities, and recognizes its share of the output, revenues and expenses incurred under the arrangement. The result of joint operations does not influence the financial statements significantly.

        Non-current assets held for sale and discontinued operations—The Group classifies assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is met only when the assets (or disposal group) are available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale is highly probable to occur within a year. Held for sale assets and disposal groups are measured at the lower of carrying amount or fair value less cost to sell. Assets and liabilities classifies as held for sale are presented separately as current items in the statement of financial position.

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

        Group's statement of cash flows include both cash flows from continuing and discontinued operations, amounts related to discontinued operations by operating, investing and financing activities are presented in Note 12.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Functional currency translation methodology—As of December 31, 2020, the functional currencies of Group entities were as follows:

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

Standards, interpretations and amendments adopted in the financial year 2020

Amendments to Conceptual Framework	Conceptual Framework in IFRS standards
Amendments to IFRS 3	Definition of a Business
Amendments to IAS 1 and IAS 8	Definition of Material
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform and its Effects on Financial Reporting
Amendment to IFRS 16	COVID-19 Related Rent Concessions

        None of these interpretations and amendments had material effect on the Group's consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Standards, interpretations and amendments in issue but not yet effective

        The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS9, IAS39, IFRS7,IFRS 4 and IFRS16	Interest Rate Benchmark Reform (Phase 2)(1)
Amendments to IAS 37	Onerous contracts—Cost of fulfilling a contract(2)
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use(2)
Amendments to IFRS 3	Reference to Conceptual Framework(2)
Amendments to IFRS	Annual Improvements to IFRSs (2018-2020 Cycle)(2)
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current(3)
IFRS 17 and amendments to IFRS17	Insurance Contracts(3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(1)
Effective for annual periods beginning on or after January 1, 2021, with earlier application permitted.

(2)
Effective for annual periods beginning on or after January 1, 2022, with earlier application permitted.

(3)
Effective for annual periods beginning on or after January 1, 2023, with earlier application permitted.

(4)
The effective date for these amendments was deferred indefinitely. Early adoption continues to be permitted.

        These IFRS pronouncements are not expected to have a material impact on the Group's consolidated financial statements.

3. IMPACTS OF COVID-19

        The coronavirus pandemic has led to a global economic crisis. Due to higher demand for certain telecommunications services the impact of the crisis felt less severely by the telecommunication industry and the Group than by other industries. The main effects on business activities and financial performance of the Group were as follows:

  •
  A drop in international roaming revenue;

  •
  A drop in revenue from event-ticketing;

  •
  An increase in impairment loss of financial assets (bank deposits and loans to customers);

  •
  Impairment of goodwill related to event-ticketing companies;

  •
  Gain realized on termination of lease contracts as well as rent holidays in relation of the Group retail outlets;

  •
  Increased costs for putting in place additional sanitation measures in offices and stores;

  •
  A reduction of sales and marketing expenses (mainly payroll of retail employees), travelling, trainings as well as administrative office maintenance costs.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

3. IMPACTS OF COVID-19 (Continued)

        On June 30, 2020 the Group concluded a subsidized credit facility with VTB. The facility is a revolving credit line, which allows the Group to borrow up to RUB 1,702 million. The principal and interest accumulated under this credit facility could be partially or fully forgiven if the Group fulfills certain conditions (primarily to maintain fixed employment rate in retail business) as part of government support related to COVID-19.

        For the year ended December 31, 2020 the Group recognized gain related to termination of lease agreements and rent holidays for retail outlets in the amount of RUB 464 and RUB 286 million, respectively.

        The main effects of COVID-19 in respect of estimates required to prepare these consolidated financial statements concerned:

  Impairment of financial assets:

        As a result of a higher expected credit risk due to COVID-19, the Group increased the allowance for expected credit losses (ECL) for bank deposits and loans to customers. Please refer to Note 31 for more details on the relating estimates and assumptions.

        In respect of trade and other receivables, the Group experienced very minor payment defaults as a consequence of COVID-19 in the financial year 2020. However, there is still great uncertainty surrounding the economic environment, so the Group will continue to monitor the risk of non-recovery of trade and other receivables on an ongoing basis.

  Impairment review:

        For the financial year ended December 31, 2020, the Group recognized impairment of goodwill related to event ticketing companies in the total amount of RUB 1,281 million. Key assumptions for impairment review are detailed in Note 23.

        As of December 31, 2020 the main specific excess costs related to COVID-19 were as follows:

  •
  Costs for putting in place sanitation measures in offices and stores (RUB 520 million)

        Generally, the global COVID-19 situation remains fluid and could further affect the economies and financial markets of many regions, including the countries in which the Group operates, which in turn could impact consumer and business spending patterns and Group's operating results.

4. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

1. Depreciation and amortization of non-current assets

        Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and management views on the trends and pace of development may change over time. Some of the assets and technologies, in which the Group invested several years ago, are still in use and provide the basis for new technologies. Critical estimates in the evaluations of useful lives for intangible assets include, but are not limited to, the estimated average customer relationship based on churn, the remaining licence period and the expected developments in technology and markets.

        The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other important relevant factors. The actual economic lives of intangible assets may be different from useful lives estimated by management, thereby resulting in a different carrying value of intangible assets with finite lives.

        The Group continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted prospectively. See Notes 21 and 24 for further information.

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

        See Note 23 for further information.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

3. Fair value of financial instruments

        Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 29 for further information.

4. Provisions and contingencies

        The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group's business, licences, tax positions and investments, where the outcomes are subject to significant uncertainty. In addition, significant uncertainty exists in relation to employee bonuses and other rewards, which depend on their individual performance and Group's results. The management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss or related expense. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable. See Notes 28 and Note 35 for further information.

5. Right-of-use assets and lease liabilities

        The value of right-of-use assets and lease liabilities is based on management estimates of lease terms as well as an incremental borrowing rate used to discount lease payments. The lease term corresponds to the non-cancellable period of each contract except in cases where the Group is reasonably certain of exercising renewal options. When assessing the lease term the management considers all facts and circumstances that create the economic incentive for the Group to exercise the option to extend the lease, such as the useful life of the asset located on the leased site, statistics on sites replacement, sequence of technology change, profitability of the Group's retail stores as well as costs to terminate or enter into lease contracts. The incremental borrowing rate of the Group is determined based on the credit spreads of the Group's debt instruments in relation to zero-coupon yield curve for government securities.

        Changes in these factors could affect the estimated lease term and the reported value of right-of-use assets and lease liabilities.

        See Note 26 for further information.

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

        See Notes 19 and 31 for further information.

5. BUSINESS ACQUISITIONS

        Unless stated otherwise, all business combinations disclosed were accounted for by applying the acquisition method. Goodwill recognized as a result of the acquisitions is not expected to be deductible for income tax purposes.

Acquisitions in 2020

        Acquisition of Stopol—In June 2020, the Group acquired a 100% ownership interest in LLC «Stopol Auto» and LLC «Koagent Rus» (jointly referred as «Stopol»), wholesalers of auto parts and multimedia devices. The purchase price constituted a cash payment of RUB 312 million paid in July 2020 and a contingent consideration. This acquisition allows the Group to enter into the market of the smart multimedia systems for cars.

        The purchase price allocation for Stopol as at the date of acquisition was presented as follows:

Stopol
Goodwill(1)	282
Other non-current assets	2
Current assets	230
Cash and cash equivalents	69
Current liabilities	(262)

Total consideration	321

Including:
Fair value of contingent consideration	9
Cash paid	312

(1)
The goodwill is attributable to the expected synergies resulted from the acquisition and allocated to the "Stopol" operating segment within «Other» category in reportable segments.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS (Continued)

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

Acquisitions under common control, accounted for directly in equity

        Acquisition of JSC Objedinennye Russkie Kinostudii («Kinopolis») —In April 2019, the Group acquired Kinopolis from Business-Nedvizhimost, a subsidiary of Sistema, for total consideration of RUB 2,042 million. Kinopolis owns fully equipped movie complex in Saint-Petersburg. Acquisition of Kinopolis enables the Group to develop its own entertainment content.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS (Continued)

        The following table summarizes the details of acquisitions of subsidiaries under common control finalized in 2019:

Acquired company	Consideration paid net of cash acquired*	Cash acquired	Assets acquired other than cash	Liabilities assumed
Kinopolis	2,030	12	1,017	58
Narodnoje	329	—	102	—

Total effect of acquisitions under common control	2,359	12	1,119	58

*
Included in consolidated statement of cash flows within cash flows from financing activities as transactions with entities under common control

Acquisitions in 2018

        Acquisition of Kulturnaya Sluzhba—In January 2018, the Group acquired a 78.2% ownership interest in Kulturnaya Sluzhba LLC ("KS"), operating under the trademark Ponominalu.ru. The purchase price comprised a cash payment, a deferred payment, and a contingent consideration to be paid to the sellers if agreed upon financial targets are met by KS. The Group also entered into an option agreement with the non-controlling shareholders of the KS. Pursuant to the agreement, the Group has the right and obligation in the form of a call and put option, with the put option exercisable at the request of non-controlling shareholders, to acquire their shares at a price calculated based on the operating and financial results of KS. The option was excercised in 2020 for RUB 20 million.

        Acquisition of MDTZK—In February 2018, the Group acquired a 100% ownership interest in Moskovskaia Direktciia Teatralno-Kontcertnyh i Sportivno-Zrelishchnyh Kass LLC ("MDTZK"), operating under the trademark Ticketland.ru. The purchase price comprised of both cash payment and deferred payment.

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

        Acquisition of IT-Grad—In December 2018, the Group acquired a 100% ownership interest in IT-Grad 1 Cloud LLC ("IT-Grad"), one of the largest cloud services providers on the Russian IaaS market. The acquisition allows the Group to strengthen its presence in the Russian cloud services market. The purchase price comprised of cash payment of RUB 1,515 million and a contingent consideration based on fulfillment of certain conditions, including the transfer of rights on tangible and intangible assets.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS (Continued)

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

5. BUSINESS ACQUISITIONS (Continued)

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

	Preliminary amounts	Measurement period adjustments	Final amounts
Goodwill	1,877 (1)	—	1,877	(1)
Customer base	643	(192)	451	(2)
Trademark	—	41	41
Other non-current assets	32	128	160
Current assets	44	—	44
Cash and cash equivalents	13	—	13
Current liabilities	(59)	(47)	(106)
Non-current liabilities	(128)	4	(124)

Total consideration	2,422	(66)	2,356

Including:
Fair value of contingent consideration	907	(66)	841
Cash paid	1,515	—	1,515

(1)
The goodwill is attributable to the market position obtained and expected synergies resulted from the acquisition and allocated to the "Russia Convergent" operating segment and reallocated to «Cloud» operating segment in 2020.

(2)
Amortized over the term of 7 years.

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

5. BUSINESS ACQUISITIONS (Continued)

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
Included in consolidated statement of cash flows within cash flows from financing activities as transactions with entities under common control

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS (Continued)

        According to the terms of the purchase agreements, deferred payments and contingent consideration payable by the Group could be reduced by the amount of any losses incurred by the Group in respect of any tax or other claims relating to the pre-acquisition period. In case the amount of the losses incurred exceeds the amount of deferred payment, the seller has indemnified the Group for the amounts in excess. The following table summarizes the movement in deferred payment and contingent consideration liabilities and related indemnification assets for the years ended December 31, 2020, 2019 and 2018:

Indemnification asset/ (Liability on deferred payment/ contingent consideration)	KS deferred payment	KS contingent consideration	MDTZK deferred payment	ProgTech deferred payment	IT-Grad contingent consideration	Stopol contingent consideration
January 1, 2018	—	—	—	—	—	—

Initial recognition of deferred payment/contingent consideration	(78)	(54)	(60)	(32)	(907)	—
Less: Provision for tax liabilities related to pre-acquisition period	134	—	125	29	—	—
Revaluation	—	—	—	—	—	—
Payment	—	54	—	—	—	—

December 31, 2018	56	—	65	(3)	(907)	—

Measurement period adjustment	—	—	—	—	66	—
Reversal of indemnity	(134)	—	(125)	—	—	—
Revaluation	(13)	—	(9)	—	(66)	—
Payment	91	—	69	3	—	—

December 31, 2019	—	—	—	—	(907)	—

Initial recognition of deferred payment/contingent consideration	—	—	—	—	—	(40)
Less: Provision for tax liabilities related to pre-acquisition period	—	—	—	—	—	26
Reversal of tax provision	—	—	—	—	—	(10)

December 31, 2020	—	—	—	—	(907)	(24)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS (Continued)

        Pro forma results of operations—The following pro forma financial data for the years ended December 31, 2020, 2019 and 2018 give effect to the business combinations as they had been completed at the beginning of the year.

Pro forma:	2020 STOPOL	2019 RIKT, Kinopolis, Narodnoje	2018 MTS Bank, MDTZK, Kulturnaya Sluzhba, Progtech, Dekart, IT Grad, Serebryaniy Bor
Net revenues	495,273	476,257	463,110
Net income	62,079	55,101	8,194

        The pro forma information is based on various assumptions and estimates. The pro forma information is neither necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2018, 2019, or 2020, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included into the consolidated financial statements of the Group only from the respective dates of acquisition and are presented as follows:

	2020 STOPOL	2019 RIKT, Kinopolis, Narodnoje	2018 MTS Bank, MDTZK, Kulturnaya Sluzhba, Progtech, Dekart, IT Grad, Serebryaniy Bor
Net revenues	355	238	13,261
Net income/(loss)	25	(15)	615

6. SEGMENT INFORMATION

        Management (chief operating decision maker) analyzes and reviews results of the Group's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. Management of the Group evaluates the segments' performance of each segment based on revenue and operating profit, excluding depreciation and amortization measured on the basis consistent with IFRS consolidated financial statements. Management does not analyze assets or liabilities by reportable segments.

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

        Ukraine:    was ceased to be presented as a separate operating segment due to its disposal in December 2019 (Note 12). Presentation of segments' operating results was retrospectively corrected for the year ended December 31, 2018.

        MTS Bank:    represents the results of banking services rendered to customers across regions of Russia.

        At the end of 2020 management change approach of reviewing of Group operational results led to separation of two new segments—Cloud and WASD. Cloud represents operational results of Group MTS business aimed at cloud services. WASD is the MTS streaming platform. Cloud and WASD were moved from "Russia Convergent" operating segment to the "Other" category.

        Management change assessment of expenses amount allocated to HQ in relation with sale of MTS Ukraine in 2019.

        On October 30, 2020, the Group entered into a sale agreement with Sistema to dispose of 100% share in JSC "Nvision Group", which provided integration services, as well as the sales of software, and constituted "System Integrator" operating segment included in "Other" reportable segment.

        All figures in the tables below for 2019 and 2018 have been retrospectively restated to reflect all of three facts above.

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, Cloud, Kinopolis and others.

        The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. SEGMENT INFORMATION (Continued)

        Financial information by reportable segments is presented below:

Year ended December 31, 2020:

	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	409,078	34,437	33,652	477,167	17,667	92	494,926
Intersegment	10,073	5,993	2,449	18,515	7,254	(25,769)	—

Total revenue	419,151	40,430	36,101	495,682	24,921	(25,677)	494,926

Operating profit/(loss)	101,515	14,056	2,224	117,795	270	(5,172)	112,893
Depreciation and amortization	(88,072)	(9,315)	(1 248)	(98,635)	(3,957)	2,358	(100,234)
Other disclosure:
Capital expenditures	99,428	8,350	2,407	110,185	3,795	—	113,980

Year ended December 31, 2019:

	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	390,066	34,598	29,304	453,968	16,543	94	470,605
Intersegment	9,295	4,253	1,881	15,429	7,645	(23,074)	—

Total revenue	399,361	38,851	31,185	469,397	24,188	(22,980)	470,605

Operating profit/(loss)	95,290	17,244	3,473	116,007	11,064	(11,494)	115,577
Depreciation and amortization	(83,980)	(9,506)	(1,082)	(94,568)	(3,855)	2,228	(96,195)
Other disclosure:							—
Capital expenditures	75,569	9,100	2,414	87,083	3,928	—	91,011

Year ended December 31, 2018:

	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	385,818	34,348	11,534	431,700	14,416	122	446,238
Intersegment	6,258	4,498	538	11,294	6,409	(17,703)	—

Total revenue	392,076	38,846	12,072	442,994	20,825	(17,581)	446,238

Operating profit/(loss)	98,432	12,695	1,512	112,639	8,206	(10,601)	110,244
Depreciation and amortization	(82,456)	(10,867)	(547)	(93,870)	(3,551)	2,105	(95,316)
Other disclosure:							—
Capital expenditures	67,523	6,306	683	74,512	13,936	—	88,448

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. SEGMENT INFORMATION (Continued)

        The consolidated operating profit is reconciled to the consolidated profit before tax on the face of the consolidated statement of profit or loss.

        Financial information by geographic area is presented below:

Revenue	2020	2019	2018
Russia	481,536	459,415	435,671
Other	13,390	11,190	10,567

Total revenue	494,926	470,605	446,238

	December 31,
Non-current assets(1)	2020	2019
Russia	401,743	373,803
Other	11,205	10,080

Total non-current assets:	412,948	383,883

(1)
Comprises property, plant and equipment, goodwill and other intangible assets.

        Revenues from external customers and non-current assets are allocated to individual countries based on location of operations. No single customer represents 10% or more of the consolidated revenue.

Disaggregation of revenue:

Year ended December 31, 2020:	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
Mobile services	322,762	2,184	—	324,946	6,235	92	331,273
Fixed line services	24,477	32,141	—	56,618	332	—	56,950
Finance services	—	16	33,652	33,668	—	—	33,668
Integration services	409	—	—	409	2,513	—	2,922
Sales of goods	61,430	96	—	61,526	7,952	—	69,478
Other services	—	—	—	—	635	—	635
External Customers	409,078	34,437	33,652	477,167	17,667	92	494,926
Intersegment	10,073	5,993	2,449	18,515	7,254	(25,769)	—

Total revenue	419,151	40,430	36,101	495,682	24,921	(25,677)	494,926

Thereof:
Recognised over time	347,648	34,341	24,246	415,641	9,715	92	425,448
Recognised at point of time	61,430	96	9,406	61,526	7,952	—	69,478

	409,078	34,437	33,652	477,167	17,667	92	494,926

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. SEGMENT INFORMATION (Continued)

Year ended December 31, 2019:	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
Mobile services	308,847	1,938	—	310,785	6,667	94	317,546
Fixed line services	23,085	32,543	—	55,628	376	—	56,004
Finance services	—	—	29,304	29,304	—	—	29,304
Integration services	457	—	—	457	3,166	—	3,623
Sales of goods	57,677	117	—	57,794	4,859	—	62,653
Other services	—	—	—	—	1,475	—	1,475
External Customers	390,066	34,598	29,304	453,968	16,543	94	470,605
Intersegment	9,295	4,253	1,881	15,429	7,645	(23,074)	—

Total revenue	399,361	38,851	31,185	469,397	24,188	(22,980)	470,605

Thereof:
Recognised over time	332,389	34,481	21,996	388,866	11,684	94	400,644
Recognised at point of time	57,677	117	7,308	65,102	4,859	—	69,961

	390,066	34,598	29,304	453,968	16,543	94	470,605

Year ended December 31, 2018:	Russia Convergent	Moscow Fixed Line	MTS Bank	Total	Other	HQ and elimination	Consolidated
Revenue
Mobile services	304,049	1,487	—	305,536	6,663	122	312,321
Fixed line services	22,939	32,739	—	55,678	377	—	56,055
Finance services	—	—	11,534	11,534	—	—	11,534
Integration services	350	5	—	355	872	—	1,227
Sales of goods	58,480	117	—	58,597	5,255	—	63,852
Other services	—	—	—	—	1,249	—	1,249
External Customers	385,818	34,348	11,534	431,700	14,416	122	446,238
Intersegment	6,258	4,498	538	11,294	6,409	(17,703)	—

Total revenue	392,076	38,846	12,072	442,994	20,825	(17,581)	446,238

Thereof:
Recognised over time	327,338	34,231	8,264	369,833	9,161	122	379,116
Recognised at point of time	58,480	117	3,270	61,867	5,255	—	67,122

	385,818	34,348	11,534	431,700	14,416	122	446,238

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

        Revenue from sales of goods (mainly mobile handsets, other mobile devices, software licences) is recognized when the significant risks and rewards of ownership have been transferred to the customer.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

        The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	December 31,
	2020	2019
Receivables	31,452	35,019
Contract assets	53	149

Total assets	31,505	35,168

Less current portion	(29,342)	(31,612)

Total non-current assets	2,163	3,556

Contract liabilities:
Mobile and fixed telecommunication services	(20,714)	(18,849)
Other services	(694)	(2,115)
Loyalty programme	(434)	(343)

Total liabilities	(21,842)	(21,307)
Less current portion	21,125	20,718

Total non-current liabilities	(717)	(589)

        Changes in the contract liabilities balances during the period are as follows:

	2020	2019
Balance as of January 1	(21,307)	(22,155)
Revenue recognised that was included in the contract liability balance at the beginning of the period	17,531	19,951
Increase due to cash received, excluding amount recognised as revenue during the period	(18,438)	(22,659)
Disposal of VF Ukraine	—	3,556
Disposal of Nvision Group	372	—
Business combinations	—	—

Balance as of December 31	(21,842)	(21,307)

        The Group expects to recognize revenue related to performance obligations that were unsatisfied (or partially unsatisfied) as of December 31, 2020 as follows:

	2021	2022 - 2026	2027 - 2031	After 2031	Total
Mobile telecommunication services	19,997	709	8	—	20,714
Other services	694	—	—	—	694
Loyalty programme	434	—	—	—	434

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

        The total transaction price assigned to unsutisfied performance obligations is presented below:

	2021	2022 - 2026	2027 - 2031	After 2031	Total
Telecommunication services	2,394	751	406	305	3,856
Integration services	41	67	11	—	119

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

        As of December 31, 2020 and 2019 the balances of cost to obtain and fulfill contracts capitalized by the Group amounted to:

	December 31,
	2020	2019
Cost to obtain contracts
Gross book value	14,268	13,635
Accumulated amortization	(6,600)	(6,394)
Cost to fulfill contracts
Gross book value	4,081	2,918
Accumulated amortization	(1,628)	(1,221)

        Amortization expense related to cost to obtain and fulfill contracts recognized for the years ended December 31, 2020 and 2019 amounted to RUB 3,819 million and RUB 3,940 million, respectivly. There was no impairment loss relating to the costs capitalized.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

8. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses for the years ended December 31, 2020, 2019 and 2018 comprised the following:

	2020	2019	2018
Salaries and social contributions	48,865	50,451	44,312
Advertising and marketing expenses	10,652	10,930	9,286
General and administrative expenses	7,526	7,653	7,670
Universal service fund	3,670	3,587	3,535
Cash collection commission	3,645	3,504	3,660
Consulting expenses	3,418	2,626	1,961
Dealers commission	3,385	3,081	2,760
Utilities and maintenance	2,255	2,809	2,821
Taxes other than income tax	1,845	2,486	3,606
Other personnel expenses	1,546	1,664	1,613
Other	1,176	1,142	1,258

Total	87,983	89,933	82,482

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

9. FINANCE INCOME AND COSTS

        Finance income and costs for the years ended December 31, 2020, 2019 and 2018 comprised the following:

	2020	2019	2018
Interest expense:
—Loans and notes	28,174	30,105	25,589
—Amortization of debt issuance costs	97	489	415
—Lease obligations(1)	12,277	13,416	12,852
—Provisions: unwinding of discount	138	113	151

Total interest expense	40,686	44,123	39,007

Loss on financial instruments	373	780	1,008
Other finance costs	85	151	44

Total finance costs	41,144	45,054	40,059

Less: amounts capitalized on qualifying assets(2)	(426)	(550)	(460)
Debt modification/derecognition and other loss/(gain)	1,366	2,862	(2,614)
Finance costs	42,084	47,366	36,985

Finance income on loans and receivables:
—Interest income on bank deposits	2,282	3,318	4,780
—Interest income on loans issued	17	91	357
—Other finance income	1,138	943	442

Finance income	3,437	4,352	5,579

Net finance costs	38,647	43,014	31,406

(1)
Starting from January 1, 2018 the Group has applied IFRS 16, "Leases".

(2)
The annual weighted average capitalization rates of 6.9%, 8.1% and 8.2% were used to determine the amount of capitalized interest for the years ended December 31, 2020, 2019 and 2018, respectively.

10. OTHER NON-OPERATING (INCOME)/EXPENSES

        Other non-operating (income)/expenses for the years ended December 31, 2020, 2019 and 2018 comprised the following:

	2020	2019	2018
Net forex exchange (gain) / loss	10,380	(5,266)	5,438
Loss/(gain) arising on derivatives	(13,443)	8,297	(7,229)
Net gain/(loss) arising on financial assets measured at FVTPL	(1,893)	528	(285)
Net gain/(loss) arising on financial liabilities measured at FVTPL	(53)	1,197	241
Impairment of investments and loans given	1,392	616	478
Other	553	2,449	932

Total	(3,064)	7,821	(425)

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

3,366

        In July 2018, the Group filed a Request for Arbitration against the Sovereign State of Turkmenistan with the World Bank's International Center for Settlement of Investments Disputes ("ICSID") in order to protect its legal rights and investments in Turkmenistan. As of December 31, 2020 the case is pending. The hearing is currently scheduled for July 2021.

        In December 2018 the Group started dismantling its network equipment in Turkmenistan and accrued a dismaltlment provision of RUB 228 million. In 2019 the dismantling of terminal network equipment was finalized.

12. DISCONTINUED OPERATIONS

UKRAINE

        On November 22, 2019, the Group entered into a sale agreement to dispose of Preludium B.V., 100% owner of PJSC "Vodafone Ukraine", "PTT Telecom Kyiv", LLC "VF Retail" and LLC "IT SmartFlex", which carried out the Group's operations in Ukraine and constituted 'Ukraine' reporting segment. The disposal was effected in order to concentrate on development of the Group's core Russian market. The disposal was completed on December 3, 2019, and the results of operations in Ukraine were reported as discontinued operations in the accompanying consolidated statements of profit or loss for 2019 and prior periods.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

12. DISCONTINUED OPERATIONS (Continued)

        As of December 3, 2019, the carrying amounts of assets and liabilities pertaining to the discontinued operation and reconciliation of the loss on disposal were as follows:

Property, plant and equipment	26,037
Right-of-use assets	8,175
Intangible assets	18,124
Goodwill	114
Other non-current assets	1,534
Other current assets	10,760
Cash and cash equivalents	4,181
Non-current liabilities	(9,009)
Current liabilities	(17,979)
Accumulated other comprehensive loss	7,948

Total consideration	(44,386)

In the form of:
Cash and cash equivalents (USD 645 million)	(41,567)
Deferred consideration (USD 12 million)	(774)
Fair value of contingent consideration (variable earn-out) as of December 3, 2019 (USD 32 million)	(2,045)
Loss on disposal	5,499
Net cash inflow arising on disposal:	37,386
Cash consideration received	41,567
Less: cash and cash equivalents disposed of	(4,181)

        Total consideration comprised of cash payment, deferred consideration and contingent consideration.

        Cash payment of USD 645 million (RUB 41,567 million as of December 3, 2019) was received in December 2019. In June, 2020, the Group and the purchaser agreed on the amount of adjustment to the cash payment based on finalized financial statements results as of disposal date and the Group recognized additional income in amount of USD 28 million (RUB 2,101 million as of payment date in September, 2020) in discontinued operations in the consolidated statement of profit or loss.

        The deferred consideration was settled in cash by the purchaser in September, 2020 in RUB amount of RUB 897 million, representing equivalent of USD 12 million as of the date of payment.

        In the event the operations of discontinued operation achieve certain performance criteria for the periods starting 2019 and ending 2022 as specified in an 'earn out' clause of the sale agreement, additional contingent consideration will be receivable. As of December 3, 2019 the Group recognized contingent consideration receivable as a financial asset at fair value through profit or loss in the amount of RUB 2,045 million. The fair value of the financial asset amounted to RUB 2,013 million as of December 31, 2019 and RUB 2,631 million as of December 31, 2020.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

12. DISCONTINUED OPERATIONS (Continued)

        The results of operations in Ukraine were reported as discontinued operations in the accompanying consolidated statements of profit or loss. The consolidated statements of financial position and consolidated statements of cash flows for all periods presented were not retrospectively restated on discontinued operations.

        The results of the discontinued operation in Ukraine, which have been included in the profit for the year, were as follows:

	For the year ended December 31,
	2020	2019	2018
Revenue	—	36,675	28,826
Expenses	—	(28,564)	(22,094)

Profit before tax	—	8,111	6,732

Attributable tax expense	—	(2,018)	(1,575)

Profit for the period	—	6,093	5,157

Profit/(loss) on disposal	2,101	(5,499)	—
Currency revaluation gain/(loss) on deferred consideration	154	(30)	—
Earn-out revaluation—fair value measurement	645	48	—
Earn-out revaluation—Currency revaluation gain/(loss)	(27)	(80)	—

Net income attributable to discontinued operations	2,873	532	5,157

        Cash flows from (used in) discontinued operation are presented as follows:

	For the year ended December 31,
	2020	2019	2018
Net cash provided by operating activities	—	17,343	16,773
Net cash provided by/(used in) investing activities	2,998	(13,046)	(15,724)
Net cash used in financing activities	—	(1,114)	(1,057)

NVISION GROUP

        On October 30, 2020, the Group entered into a sale agreement with Sistema to dispose of 100% share in JSC "Nvision Group", which provided integration services, as well as the sales of software, and constituted "System Integrator" operating segment included in "Other" reportable segment. The disposal was completed on October 30, 2020, and is reported in the current period as discontinued operation.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

12. DISCONTINUED OPERATIONS (Continued)

        As of October 30, 2020, the carrying amounts of discontinued operation net assets and reconciliation of the loss on disposal were as follows:

Property, plant and equipment	95
Intangible assets	245
Other non-current assets	220
Other current assets	2,912
Cash and cash equivalents	285
Non-current liabilities	(98)
Current liabilities	(3,281)
Accumulated other comprehensive loss	3
Total consideration	(369)
Satisfied by:
Cash and cash equivalents	(369)
Loss on disposal*	11
Net cash inflow arising on disposal:	84
Cash consideration received	369
Less: cash and cash equivalents disposed of	(285)

*
Included in additional paid-in capital in consolidated statement of changes in shareholders' equity, analogically to the purchase of JSC "Nvision Group" from Sistema in 2015.

        Cash consideration in amount of RUB 369 million was settled in October and December 2020.

        The results of the discontinued operation of JSC "Nvision Group", which have been included in the profit for the year, were as follows:

	Year ended December 31,
	2020	2019	2018
Revenue	10,051	12,898	10,792
Expenses	(11,305)	(14,263)	(12,026)
Loss before tax	(1,254)	(1,365)	(1,234)
Attributable tax expense	(1,003)	(83)	(50)
Loss for the period	(2,257)	(1,448)	(1,284)
Net loss attributable to discontinued operations	(2,257)	(1,448)	(1,284)

        Cash flows from (used in) discontinued operation are presented as follows:

	For the year ended December 31,
	2020	2019	2018
Net cash (used in)/provided by operating activities	(1,466)	(55)	(645)
Net cash provided by/(used in) investing activities	664	347	(551)
Net cash provided by/(used in) financing activities	748	(372)	1,220

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. INCOME TAX

        Income taxes of the Group's Russia-incorporated entities have been calculated in accordance with Russian legislation and are based on the taxable profit for the period. The corporate income tax rate in Russia is 20%. The withholding tax rate on dividends paid within Russia is 13%. The foreign subsidiaries of the Group pay withholding taxes in their respective jurisdictions. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted or substantially enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

        Significant components of income tax expense were as follows;

	2020	2019	2018
Current income tax charge	15,170	20,757	19,175
Prior period tax adjustments	(509)	(90)	(133)

Total current income tax	14,661	20,667	19,042

Deferred tax	1,465	(5,000)	(3,697)

Income tax expense on continuing operations	16,126	15,667	15,345

        Income tax expense on continuing operations excludes the amounts from the discontinued operations of RUB (1,003) million, RUB 1,935 million and RUB 1,525 million for the years ended December 31, 2020, 2019 and 2018, respectively, which have been included in profit / (loss) from discontinued operations in the accompanying consolidated statements of profit or loss (Note 12).

        The statutory income tax rates in jurisdictions in which the Group operates for 2020 were as follows: Russia—20%, Armenia—18%, Turkmenistan—8%, Czech Republic—19%, for 2019 and 2018 were as follows: Russia and Armenia—20%, Turkmenistan—8%, Czech Republic—19%.The Russian statutory income tax rate of 20% reconciled to the Group's effective income tax rate for the years ended December 31, 2020, 2019 and 2018 as follows:

	2020	2019	2018
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
Expenses not deductible for tax purposes	1.3	2.1	0.7
Prior periods tax effects	(0.7)	(0.1)	(0.2)
Different tax rate of subsidiaries	(0.8)	(0.4)	(0.2)
Withholding tax on distributed and undistributed profits	1.5	1.9	(0.5)
Change in fair value of derivative financial instruments	—	0.2	(0.1)
Derecognition of deferred tax assets	(0.1)	(0.5)	0.1
Other	(0.4)	(0.2)	(0.1)

Effective income tax rate	20.8%	23.0%	19.7%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. INCOME TAX (Continued)

        The Group reported the following deferred income tax assets and liabilities in the consolidated statement of financial position:

	2020	2019
Deferred tax assets	8,778	9,975
Deferred tax liabilities	(19,191)	(17,866)

Net deferred tax liabilities	(10,413)	(7,891)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2020 were as follows:

	December 31, 2019	Recognised in profit / loss	Recognised in other comprehensive income	Effect of acquisitions	Effect of disposals	December 31, 2020
Assets / (liabilities) arising from tax effect of:
Property, plant and equipment	(17,954)	(318)	19	—	3	(18,250)
Other intangible assets	(6,564)	314	—	—	(64)	(6,314)
Potential distributions from/ to Group's subsidiaries/ associates and joint ventures	(2,430)	(42)	(34)	—	—	(2,506)
Licenses	(1,739)	47	(7)	—	—	(1,699)
Customer base	(576)	106	—	—	—	(470)
Capitalization of cost to obtain and fulfill contracts	(1,448)	(220)	—	—	—	(1,668)
Accrued expenses for services	7,929	(710)	5	—	(66)	7,158
Write-down of inventories	681	(211)	10	—	(67)	413
Allowance for ECL	2,947	(112)	3	—	(125)	2,713
Right-of-use assets and lease obligations	3,520	709	(2)	—	(3)	4,224
Loss carryforward	4,634	56	—	—	(729)	3,961
Contract liabilities	1,230	203	—	—	(3)	1,430
Debt modification	(433)	310	—	—	—	(123)
Hedge and other	2,312	(1,594)	—	—	—	718

Net deferred tax liability	(7,891)	(1,462)	(6)	—	(1,054)	(10,413)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2019 were as follows:

	January 1, 2019	Recognised in profit / loss	Recognised in other comprehensive income	Effect of acquisitions	Effect of disposals	December 31, 2019
Assets / (liabilities) arising from tax effect of:
Property, plant and equipment	(16,238)	(1,168)	42	57	(647)	(17,954)
Other intangible assets	(6,080)	(448)	2	(5)	(33)	(6,564)
Potential distributions from/ to Group's subsidiaries/ associates and joint ventures	(4,019)	(462)	135	—	1,916	(2,430)
Licenses	(1,917)	154	24	—	—	(1,739)
Customer base	(706)	159	—	(29)	—	(576)
Capitalization of cost to obtain and fulfill contracts	(1,321)	(148)	(1)	—	22	(1,448)
Accrued expenses for services	7,005	1,193	14	—	(283)	7,929
Write-down of inventories	1,448	(761)	(6)	—	—	681
Allowance for ECL	1,438	1,722	10	—	(223)	2,947
Right-of-use assets and lease obligations	2,564	1,024	6	—	(74)	3,520
Loss carryforward	4,256	275	—	103	—	4,634
Provision for investment in Delta Bank in Ukraine	367	—	26	—	(393)	—
Contract liabilities	954	192	(6)	—	90	1,230
Debt modification	(1,075)	642	—	—	—	(433)
Hedge and other	75	2,172	58	—	7	2,312

Net deferred tax liability	(13,249)	4,546	304	126	382	(7,891)

        The Group recognizes deferred income tax on future dividend distributions from subsidiaries/ associates and joint ventures which are based on the cumulative undistributed earnings of those subsidiaries in accordance with local statutory accounting regulations.

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

        Federal law 401-FZ dated November 30, 2016 cancelled the time limit of prior periods' tax losses carryforward, which had been previously restricted to 10 years. Furthermore, the law specified that for the years 2017-2020 prior periods' tax losses carried forward should not exceed 50% of the tax base.

        Unused tax losses, for which deferred tax assets were not recognized in the consolidated statements of financial position as of December 31, 2020 and 2019 amounted to RUB 43,393 million and RUB 41,816 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. INCOME TAX (Continued)

        The Group accrued RUB 595 million and RUB 825 million as of December 31, 2020 and 2019, respectively, as a component of income tax payable in relation to uncertain income tax positions.

        A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable.

14. EARNINGS PER SHARE

        The following table sets forth the computation of earnings per share for the years ended December 31:

	2020	2019	2018
Numerator:
Profit for the year from continuing operations attributable to the owners of the company	60,796	51,713	62,025
Profit / (loss) for the year from discontinued operations attributable to the owners of the company	616	2,528	(55,177)
Denominator, in thousands:
Weighted-average ordinary shares outstanding	1,760,468	1,780,935	1,873,563
Employee stock options	1,310	2,682	2,158

Weighted-average diluted shares outstanding	1,761,778	1,783,617	1,875,721

Earnings per share—basic, Russian Rubles	34.88	30.46	3.66
Basic EPS from continuing operations	34.53	29.04	33.11
Basic EPS from discontinued operations	0.35	1.42	(29.45)
Earnings per share—diluted, Russian Rubles	34.86	30.41	3.65
Diluted EPS from continuing operations	34.51	28.99	33.07
Diluted EPS from discontinued operations	0.35	1.42	(29.42)

15. CASH AND CASH EQUIVALENTS

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. CASH AND CASH EQUIVALENTS (Continued)

        Cash and cash equivalents comprised the following:

	December 31,
	2020	2019
Cash and cash equivalents at banks and on hand in:
Russian Rubles	39,076	27,749
US Dollars	10,597	1,014
Euro	6,433	2,751
Turkmenian Manat	431	419
Ukraine Hryvna	43	224
Other	916	844
Short-term deposits with an original maturity of less than 92 days:
Russian Rubles	27,857	4,859
Ukraine Hryvna	44	206
Euro	—	—
Other	8	4

Total cash and cash equivalents	85,405	38,070

16. SHORT-TERM INVESTMENTS

        Short-term investments represent investments in loans and time deposits, which have original maturities of longer than three months and are repayable in less than twelve months, as well as investment in debt and equity securities. Deposits, loans and debt securities are carried at amortized cost as they are held to collect contractual cash flows in the form of payments of principal and interest. Assets in Sistema Capital trust management as well as mutual funds are carried at fair value through profit and loss ("FVTPL"), as this portfolio of assets is neither held to collect contractual cash flows nor held both to collect contractual cash flows and to sell financial assets.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. SHORT-TERM INVESTMENTS (Continued)

        The Group's short-term investments comprised the following:

		December 31,
	Category	2020	2019
Mutual funds (Notes 29)	At FVTPL	10,699	9,349
Assets in Sistema-Capital trust management (Notes 29)	At FVTPL	10,313	8,195
Notes / loans	At amortized cost	1,007	6,376
Deposits	At amortized cost	1,415	1,699

Short-term investments, gross		23,434	25,619

Allowance for ECL		—	(1)

Total short-term investments		23,434	25,618

17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

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

        The Group presents its share in profits or losses in associates and joint ventures within operating profit if those interests are viewed as part of Group's core operations. As of December 31, 2020, MTS Belarus, Zelenaya Tochka and Fancy Show were considered as part of the Group's core operating activity. Shares in profits and losses of other Group's associates and joint ventures were presented as non-operating items.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

        The Group's investments in associates and joint ventures comprised the following:

	Country of operations	Operating activity	December 31, 2020	December 31, 2019
MTS Belarus	Belarus	telecommunications	5,124	4,502
Zelenaya Tochka	Russia	telecommunications	1,260	—
YouDo	Russia	classifieds property investments mutual fund	724	724
Sistema-Rentnaya Nedvizhimost	Russia		636	658
Other unquoted companies	Russia		811	566

Total investments in associates			8,555	6,450

        The reconciliation of summarized financial information of MTS Belarus to the carrying amount of the Group's interest in associate is presented as follows:

	December 31, 2020	December 31, 2019
Assets
Non-current assets	20,008	19,496
Current assets	12,705	11,536

Liabilities
Non-current liabilities	(11,257)	(9,849)
Current liabilities	(10,999)	(11,995)

Total identifiable net assets	10,457	9,188

The Group's share in associate	49%	49%
The Group's share of identifiable net assets	5,124	4,502
Carrying amount of the Group's interest	5,124	4,502

        The composition of the Group's share of income of MTS Belarus is as follows:

	Year ended December 31,
	2020	2019	2018
Revenue	36,121	32,593	27,695
Net profit for the year	10,267	9,354	7,752

The Group's share of the profit of the associate for the year	5,031	4,583	3,799

Other comprehensive income/(loss) for the year (currency translation adjustment)	(397)	(842)	648
Total comprehensive income for the year	9,870	8,512	8,400
The Group's share of total comprehensive income of the associate for the year	4,836	4,171	4,116

Dividends received	(4,212)	(3,821)	(3,691)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

Joint ventures presented within operating profit

Zelenaya Tochka

        In February 2020, the Group purchased 51% stakes in Achemar Holdings Limited and Clarkia Holdings Limited, owners of the operational companies of "Zelenaya Tochka" Group, fixed-line operator in multiple regions of Russia. Purchase price comprised of cash payment in total amount of RUB 1,370 million. Purchase conditions included call and put options for the remaining stakes in Achemar Holdings Limited and Clarkia Holdings Limited, and share of purchase price in amount of RUB 166 million related to the fair value of call and put options acquired. The purchase of 51% stake was accounted as investment in joint venture based on the terms of the shareholders' agreement.

Fancy Show

        In 2020 the Group formed a partnership with "LLC Fancy Show", for the purposes of production, release and promotion of "Chess" musical in Russia. The Group received the right to 36% net profit of the partnership and accounted for investment as investment in joint venture.

        The following table is the aggregate financial information of investments in individually insignificant joint ventures, held by the Group and presented within operating profit:

	Year ended December 31,
	2020	2019	2018
Net income for the year	3	—	—
The Group's share of the income of the joint venture for the year	17	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	3	—	—
The Group's share of total comprehensive income of the joint venture for the year	17	—	—

Associates and joint ventures presented within non-operating items

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

Sistema-Rentnaya Nedvizhimost

        In December 2018, MTS Bank sold 40.26% share in a property investments mutual fund "Sistema-Rentnaya Nedvizhimost" to Business Nedvizhimost, subsidiary of Sistema, for cash consideration of RUB 450 million. The Group classified the remaining investment in the mutual fund as investment in joint venture, based on the existence of a joint decision-making process and the rights to net assets of the mutual fund. The Group applied the equity method of accounting to its remaining share in the mutual fund.

SWIPGLOBAL

        In December 2019, the Group acquired a 15.01% ownership interest in SWIPGLOBAL Limited (SWIPGLOBAL), a parent company of LLC "Smart wallet", Russian provider of authorization and payment solutions, for a cash contribution of RUB 75 million. Though the Group holds less than 20% of the equity interests in SWIPGLOBAL, nevertheless it has significant influence over the investee based on its ownership of equity shares, representation on the investee's Board of Directors and certain additional rights related to the decision-making process on key issues.

OZON

        In 2014, the Group acquired a 10.82% stake in OZON Holdings Limited (OZON), a leading Russian e-commerce company. The Group accounted for its investment under the equity method, as the Group's representation on the investee's board of directors and a number of veto rights provided it with a significant influence over the investee.

        In 2018, the Group acquired additional equity interests in OZON through several transactions, which resulted in increase of the Group's share in OZON from 11.19% as of December 31, 2017 to 18.69% as of December 31, 2018. In March 2019, the Group disposed its 18.69% interest in OZON to Sistema for RUB 7,902 million (of which RUB 3,000 million was paid by Sistema in March 2019, RUB 2,450 million is due in July 2020 and RUB 2,452 million is due in July 2021). As of December 31, 2019 and 2020 the Group has retained no interest in OZON.

        As a result of the transaction the Group recognized a gain on disposal which was included in the non-operating share of the income of the associates and joint ventures in the accompanying consolidated statement of profit or loss:

2019
Proceeds from disposal	7,902
Less: carrying amount of investment on the date of disposal	(4,065)

Gain recognized*	3,837

*
A current tax expense of RUB 420 million is attributable to the aforementioned gain.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

MTS Bank

        In July 2018, the Group increased its ownership share in its associate MTS Bank from 26.6% to 55.4% and obtained control over the entity. The Group discontinued the use of the equity method for accounting of investment in MTS Bank and accounted for the acquisition as a transaction under common control directly in equity (Note 5).

        The Group's share in the net losses of MTS Bank prior to discontinuing use of the equity method was included in the non-operating share of the loss of the associates in the accompanying consolidated statement of profit or loss for the year ended December 31, 2018 and is presented as follows:

2018
Total interest income	(9,289)
Total interest expense	3,799
Net loss for the period	609

The Group's share of the loss of the associate for the period	162

Other comprehensive loss for the period	614
Total comprehensive loss for the period	1,223

The Group's share of the total comprehensive loss for the period	326

        The following table is the aggregate financial information of investments in individually insignificant associates and joint ventures, held by the Group and presented within non-operating items:

	Year ended December 31,
	2020	2019	2018
Net (income)/loss for the year	(1,048)	2,448	4,600
The Group's share of the (income)/loss of the associate for the year	(273)	341	747
Other comprehensive income for the year	—	—	—
Total comprehensive (income)/loss for the year	(1,048)	2,448	4,600
The Group's share of total comprehensive (income)/loss of the associate for the year	(273)	341	747

18. OTHER INVESTMENTS

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. OTHER INVESTMENTS (Continued)

        Other investments of the Group comprised the following:

		December 31,
	Category	2020	2019
Debt securities	At amortized cost	8,764	9,381
Deposits	At amortized cost	—	124
Loans and unquoted notes	At amortized cost	328	36
Other	At amortized cost	400	1,656

Other investments (Gross)		9,492	11,197

Allowance for ECL		(4)	(2)

Total other investments		9,488	11,195

19. TRADE AND OTHER RECEIVABLES

        Trade and other receivables are carried at transaction price. The carrying value of all trade receivables is reduced by appropriate allowances for ECL.

        For trade receivables the Group applies a simplified approach and calculates ECL based on lifetime expected credit losses. For receivables from subscribers and dealers and partially for other trade receivables the allowance for ECL is computed using the provision matrix. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and all reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, receivables from subscribers are written-off if past due for more than 180 days. Receivables other than from subscribers are written-off upon the expiration of the limitation period or before based on results of internal investigations.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. TRADE AND OTHER RECEIVABLES (Continued)

        Trade and other receivables current and non-current comprised the following:

	December 31,
	2020	2019
Receivables from handset sales financing	15,785	16,845
Subscribers	12,704	10,980
Other trade receivables	4,954	4,427
Interconnect	1,794	1,624
Integration services	1,512	2,407
Roaming	1,072	1,912
Bonuses from suppliers	342	724
Dealers	158	268
Receivables from the sharing agreement	73	802
Receivables from sale of VF Ukraine	—	743
Other receivables	1,260	2,622
Allowance for ECL	(4,623)	(4,203)

Trade and other receivables, total	35,031	39,151

Less non-current portion	(2,163)	(3,556)

Trade and other receivables, current	32,868	35,595

        The analysis of the age of trade and other accounts receivables and the respective allowance for ECL as of December 31, 2020:

Receivables from subscribers and dealers and other trade receivables assessed for impairement based on provision matrix	Weighted- average loss rate	Gross carrying amount	Loss allowance (based on provision matrix)	Credit-impaired
Current	3%	2,087	(62)	No
1 - 30 days past due	5%	9,029	(478)	No
31 - 60 days past due	41%	466	(190)	No
60 - 90 days past due	59%	384	(225)	No
More than 90 days past due	81%	896	(727)	Yes

Total	13%	12,862	(1,682)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. TRADE AND OTHER RECEIVABLES (Continued)

Receivables other than from subscribers and dealers and handset sales financing assessed for impairement based on individual basis	Weighted- average loss rate	Gross carrying amount	Loss allowance (individually assessed)	Credit-impaired
Current	3%	7,966	(227)	No
1 - 30 days past due	1%	825	(11)	No
31 - 60 days past due	2%	459	(11)	No
60 - 90 days past due	10%	227	(23)	No
More than 90 days past due	69%	1,530	(1,069)	Yes

Total	12%	11,007	(1,341)

Receivables from handset sales financing	Weighted- average loss rate	Gross carrying amount	Loss allowance (collectively assessed)	Credit-impaired
Current	2%	13,943	(245)	No
1 - 30 days past due	15%	331	(50)	No
31 - 60 days past due	53%	102	(54)	No
60 - 90 days past due	65%	65	(43)	No
More than 90 days past due	90%	1,344	(1,208)	Yes

Total	10%	15,785	(1,600)

        The analysis of the age of trade and other accounts receivables and the respective allowance for ECL as of December 31, 2019:

Receivables from subscribers and dealers and other trade receivables assessed for impairment based on provision matrix	Weighted- average loss rate	Gross carrying amount	Loss allowance (based on provision matrix)	Credit-impaired
Current	—	21	—	No
1 - 30 days past due	4%	9,844	(395)	No
31 - 60 days past due	16%	522	(86)	No
60 - 90 days past due	38%	202	(77)	No
More than 90 days past due	64%	659	(421)	Yes

Total	9%	11,248	(979)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. TRADE AND OTHER RECEIVABLES (Continued)

Receivables other than from subscribers and dealers and handset sales financing assessed for impairment based on individual basis	Weighted- average loss rate	Gross carrying amount	Loss allowance (individually assessed)	Credit-impaired
Current	1%	8,743	(77)	No
1 - 30 days past due	1%	2,020	(22)	No
31 - 60 days past due	2%	878	(14)	No
60 - 90 days past due	58%	1,581	(916)	No
More than 90 days past due	37%	2,039	(746)	Yes

Total	12%	15,261	(1,775)

Receivables from handset sales financing	Weighted- average loss rate	Gross carrying amount	Loss allowance (collectively assessed)	Credit-impaired
Current	2%	15,085	(261)	No
1 - 30 days past due	15%	396	(60)	No
31 - 60 days past due	47%	125	(59)	No
60 - 90 days past due	61%	99	(60)	No
More than 90 days past due	88%	1,140	(1,009)	Yes

Total	9%	16,845	(1,449)

        The following table summarizes changes in the allowance for expected credit losses for the year ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Balance, beginning of the year calculated under IAS 39	—	—	(2,344)

Additional allowance required under IFRS 9	—	—	(233)

Balance, beginning of the year, calculated under IFRS 9	(4,203)	(4,318)	(2,577)

Allowance for ECL	(3,382)	(4,290)	(3,210)
Accounts receivable written off	2,719	4,276	2,948
Disposal/(Acquisition) of subsidiaries	243	129	(1,479)

Balance, end of the year	(4,623)	(4,203)	(4,318)

20. INVENTORIES

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. INVENTORIES (Continued)

        Inventory and spare parts comprised the following:

	December 31,
	2020	2019
Handsets and accessories	12,827	12,412
Spare parts for telecommunication equipment	110	984
Advertising and other materials	964	912
SIM cards and prepaid phone cards	726	700
TV equipment for resale	425	494
Software and equipment for installation and resale	152	13

Total inventories	15,204	15,515

        Other materials mainly consist of automobile and IT components, stationery, fuel and auxiliary materials.

        Spare parts for telecommunication equipment included in the inventory are expected to be utilized within twelve months of the year end.

        Expenses for writing inventory down to net realisable value were included in cost of goods in the consolidated statement of profit or loss.

        For the years ended December 31, 2020, 2019 and 2018, cost of goods comprised the following expenses:

	2020	2019	2018
Amount of inventories recognized as an expense	62,587	56,761	55,278
Inventory obsolescence provision	1,465	2,564	3,803
Reversal of obsolescence provision	(570)	(453)	(412)

Total cost of goods	63,482	58,872	58,669

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment, including improvements, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life, as follows:

Network and base station equipment:
Network infrastructure	3 - 44 years
Other	3 - 20 years
Land and buildings:
Buildings	7 - 150 years
Leasehold improvements	the term of the lease
Office equipment, vehicles and other:
Office equipment	2 - 7 years
Vehicles	2 - 10 years
Other	2 - 25 years

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Balances of cost, accumulated depreciation, net book value as of December 31, 2020 and 2019 and movements of property, plant and equipment for the year ended December 31, 2020, 2019 and 2018 were as follows:

	Network and base station equipment	Land and buildings	Office equipment, vehicles and other	Construction in progress and equipment for installation	Total
Cost
January 1, 2018	566,358	25,024	47,830	19,494	658,706

Additions	2,777	4,887	777	63,047	71,488
Transferred into use	48,780	1,807	5,939	(56,526)	—
Arising on business combinations	123	3,912	1,323	18	5,376
Transfer to assets held for sale	(752)	(1,656)	(36)	—	(2,444)
Disposal	(25,963)	(322)	(2,712)	26	(28,971)
Transfer of financial leasing	(10,124)	—	(110)	—	(10,234)
Other	(1,043)	(536)	(319)	—	(1,898)
Foreign exchange differences	12,977	718	1,595	162	15,452

December 31, 2018	593,133	33,834	54,287	26,221	707,475

Additions	4,162	39	1,117	64,398	69,716
Transferred into use	51,130	1,803	12,919	(65,852)	—
Arising on business combinations	484	32	177	4	697
Transfer to assets held for sale	(1,573)	555	—	—	(1,018)
Disposal	(26,870)	(428)	(3,091)	(186)	(30,575)
Disposal of VF Ukraine (Note 12)	(62,196)	(2,128)	(6,966)	(2,060)	(73,350)
Other	730	1,042	(1,125)	80	727
Foreign exchange differences	1,889	(188)	55	55	1,811

December 31, 2019	560,889	34,561	57,373	22,660	675,483

Additions	(173)	434	729	74,032	75,022
Transferred into use	53,005	1,317	12,286	(66,608)	—
Arising on business combinations	578	4	6	—	588
Disposal of NVISION GROUP (Note 12)	—	—	(314)	(18)	(332)
Transfer to assets held for sale	(2,890)	(475)	(34)	(3)	(3,402)
Disposal	(38,293)	(447)	(4,405)	(255)	(43,400)
Other	(4)	675	30	35	736
Foreign exchange differences	2,286	495	520	74	3,375

December 31, 2020	575,398	36,564	66,191	29,917	708,070

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

21. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Network and base station equipment	Land and buildings	Office equipment, vehicles and other	Construction in progress and equipment for installation	Total
Accumulated amortisation and impairment
January 1, 2018	(348,759)	(9,421)	(36,699)	(764)	(395,643)

Charge for the year	(50,056)	(941)	(4,126)	—	(55,123)
Arising on business combinations	(13)	(368)	(922)	—	(1,303)
Impairment	—	361	151	—	512
Transfer to assets held for sale	223	455	37	—	715
Disposal	25,116	175	2,464	—	27,755
Transfer of financial leasing	2,070	—	41	—	2,111
Other	553	22	309	—	884
Foreign exchange differences	(9,148)	(500)	(1,292)	—	(10,940)

December 31, 2018	(380,014)	(10,217)	(40,037)	(764)	(431,032)

Charge for the year	(47,905)	(1,148)	(5,064)	—	(54,117)
Arising on business combinations	(290)	(5)	(104)	—	(399)
Impairment	—	—	—	—	—
Transfer to assets held for sale	762	(76)	(1)	—	685
Disposal	26,163	256	2,709	—	29,128
Disposal of VF Ukraine (Note 12)	40,717	1,056	5,540	—	47,313
Other	(962)	(616)	628	—	(950)
Foreign exchange differences	(767)	174	(39)	—	(632)

December 31, 2019	(362,296)	(10,576)	(36,368)	(764)	(410,004)

Charge for the year	(43,220)	(1,153)	(5,696)	—	(50,069)
Disposal of NVISION GROUP (Note 12)	—	—	236	—	236
Transfer to assets held for sale	1,899	146	(7)	—	2,038
Disposal	33,058	343	4,165	—	37,566
Other	(5)	(133)	(34)	—	(172)
Foreign exchange differences	(1,968)	(397)	(496)	—	(2,861)

December 31, 2020	(372,532)	(11,770)	(38,200)	(764)	(423,266)

Net book value
December 31, 2019	198,593	23,985	21,005	21,896	265,479

December 31, 2020	202,866	24,794	27,991	29,153	284,804

        The amount of the compensation from third parties for items of property, plant and equipment that were accidentally damaged during construction in Moscow for the years ended December 31, 2020, 2019 and 2018 totaled RUB 1,510 million, RUB 2,034 million and RUB 1,304 million, respectively. This was included in the accompanying consolidated statements of profit or loss as component of other operating income.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. GOODWILL

        Goodwill represents an excess of consideration transferred plus the fair value of any non-controlling interest ("NCI") in the acquiree at the acquisition date over the fair values of the identifiable net assets of the acquired entity. Goodwill is not amortized, but is tested for impairment (Note 23).

        The change in the net carrying amount of goodwill for the years ended December 31, 2020 and 2019 by reportable segments was as follows:

	Russia Convergent	Moscow Fixed Line	Other	Total
Balance at January 1, 2019
Gross amount of goodwill	32,124	1,377	11,112	44,613
Accumulated impairment loss	(1,466)	—	(4,040)	(5,506)

	30,658	1,377	7,072	39,107

Acquisitions (Note 5)	105	—	—	105
Reclassification	41	(41)	—	—
Disposal of VF Ukraine (Note 12)	—	—	(114)	(114)
Currency translation adjustment	—	—	(423)	(423)

Balance at December 31, 2019
Gross amount of goodwill	32,270	1,336	10,575	44,181
Accumulated impairment loss	(1,466)	—	(4,040)	(5,506)

	30,804	1,336	6,535	38,675

Acquisitions (Note 5)	—	—	282	282
Reclassification (Note 6)	(1,877)	—	1,877	—
Impairment (Note 23)	—	—	(1,281)	(1,281)
Currency translation adjustment	—	—	365	365

Balance at December 31, 2020
Gross amount of goodwill	30,393	1,336	13,099	44,828
Accumulated impairment loss*	(1,466)	—	(5,321)	(6,787)

	28,927	1,336	7,778	38,041

*
Accumulated impairment loss of Other segments consists of Armenia (RUB 3,516 million), Oblachnyi retail (RUB 524 million) and Ticketland and Ponominalu (RUB 1,281 million).

23. IMPAIRMENT REVIEW

        Goodwill—The management of the Group performs impairment tests with respect to goodwill assigned to the cash-generating units at least annually, and also when there are any indications that the carrying amount of the cash generating unit ("CGU") is impaired.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. IMPAIRMENT REVIEW (Continued)

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

        Tangible and intangible assets excluding goodwill—At the end of each reporting period, the management of the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets may be impaired. If such an indication exists, the recoverable amount of the assets is estimated in order to determine the amount of impairment loss.

        In the process of identifying the impairment indicators management of the Group considers, among other factors, CGU market value and book value and changes in risk premiums in country of operations.

        When the carrying amount of the CGU exceeds its recoverable amount, assets allocated to this CGU must be impaired.

        For the purpose of the impairment test the recoverable amounts of the CGUs are considered to be equal to their value-in-use. While determining value-in-use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. The discount rate applied to measure free cash flow is the weighted average cost of capital according to the finance structure established for each CGU.

        Estimation of future cash flows requires assumptions to be made in respect to uncertain factors, including management expectations in relation to OIBDA margin, timing and amount of capital expenditures, terminal growth rates and appropriate discount rates to reflect the risks involved. Therefore, OIBDA margin and capital expenditures used for value in use calculation are primarily derived from internal sources, based on past experience and extended to include management expectations. For the purposes of impairment testing OIBDA calculated as operating profit less depreciation and amortization measured on the basis consistent with IFRS consolidated financial statements.

        For the purposes of impairment testing as of December 31, 2020 the Group has assessed the effects of COVID-19 pandemic on Group's business and financial situation (as disclosed in Note 3) for impairment indicators. The Group has adjusted estimations of future cash flows to reflect its estimates of impact of the pandemic factors. The impairment charge recognized and discussed below is based on expected cash flows after applying these adjustments.

Oblachniy Retail

        During the year ended December 31, 2018 the Group recognized impairment of RUB 677 million in respect of the goodwill and non-current assets of CGU "Oblachniy Retail".

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. IMPAIRMENT REVIEW (Continued)

        CGU "Oblachniy Retail" operates as a retail software developer, cash register distributor and provider of integrated digital cash management solutions for business to business ("B2B") clients. The impairment in CGU "Oblachniy Retail" reflects lower operating performance and uncertainty in respect to the ability to meet its operational targets. The recoverable amount of CGU "Oblachny Retail" equaled to RUB 765 million as of December 31, 2018. The amount includes inventory stock measured at net realizable value and related tax balances.

        During 2019 and 2020 there were no changes in factors relevant to the impairment review.

Nvision Czech Republic

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

        During 2019 and 2020, there were no changes in factors relevant to the impairment review.

Ticketland and Ponominalu

        Due to restrictive measures implemented by government in respect to mass events and gatherings ticket sales dropped significantly in 2020. Group management adjusted its expectations of Ticketland and Ponominalu operating performance to reflect significant reduction of business activities and time needed for recovery. The recoverable amount was in total equal to RUB 2,658 million as of June 30, 2020.

        As a result of impairment test the Group recognized impairment of goodwill related to Ticketland and Ponominalu in the aggregate amount of RUB 1,281 million for the year ended December 31, 2020.

Kinopolis

        Kinopolis provides services of movie sites rental and movie production. The sites and related infrastructure for rent are presented in the statement of financial position as investment property.

        Overall slowdown of movie production and pandemic restrictions lead to decrease in demand for movie site rental. Operating results of Kinopolis dropped below expectations.

        As of December 31, 2020 the recoverable amount of Kinopolis's assets was assessed as being lower than its carrying amount, and hence the impairment charge of RUB 807 million was recognized in respect to Kinopolis CGU.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. IMPAIRMENT REVIEW (Continued)

MTS Turkmenistan

        During the years ended December 31, 2020 and 2019 MTS Turkmenistan sold a number of long-lived assets impaired in prior periods, hence the reversal of the impairment in the amount of gain from disposal of RUB 66 million and RUB 148 million, respectively, was recognized in the accompanying consolidated statements of profit or loss.

        Impairment losses and reversal of the impairment charges recognized during the years ended December 31, 2020, 2019 and 2018 are attributable to operating segments, reported as a part of the "Other" category (Note 6).

        The total amount of impairment loss and reversal of impairment charges for the year ended December 31, 2020, 2019 and 2018 was allocated to the long-lived assets carrying amounts as follows:

	2020		2019		2018
	Ticketland and Ponominalu	Kinopolis	MTS Turkmenistan	MTS Turkmenistan	Oblachniy Retail	Nvision Czech Republic
Goodwill	1,281	—	—	—	524	—
Property, plant and equipment	—		(66)	(114)	13	(505)
Investment property	—	807	—	—	—	—
Other intangible assets	—	—	—	(34)	140	(2)

Total	1,281	807	(66)	(148)	677	(507)

Key assumptions used for value in use calculation:

        The table below presents OIBDA margin applied for value in use calculation of related CGUs:

December 31,
CGU	2020	2019
Russia Convergent	43.2% - 44.3%	42.4% - 43.5%
Armenia	51.8% - 54.0%	46.9% - 50.0%
Moscow Fixed Line	54.0% - 57.2%	52.9% - 56.6%
Nvision Czech Republic	3.5% - 5.2%	3.2% - 3.9%
Ticketland and Ponominalu	8.8% - 32%	15.1% - 38.2%
Cloud	41.3% - 69.0%	n/a
Kinopolis	2.9% - 3.9%	n/a

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. IMPAIRMENT REVIEW (Continued)

        The table below presents capital expenditure as a percentage of revenue applied for value-in-use calculations of related CGUs:

	December 31,
CGU	2020	2019
Russia Convergent	20.9%	19.2%
Armenia	22.2%	15.6%
Moscow Fixed Line	12.6%	19.8%
Nvision Czech Republic	1.2%	1.2%
Ticketland and Ponominalu	0.0%	nil
Cloud	15.4%	n/a
Kinopolis	31.2%	n/a

        The terminal growth rate into perpetuity has been determined based on the nominal gross domestic product rates for the country of operation, adjusted for specific characteristic of the CGUs.

        The table below presents terminal growth rates applied for value-in-use calculations of related CGUs:

	December 31,
CGU	2020	2019
Russia Convergent	1%	1%
Armenia	nil	nil
Moscow fixed line	1%	1%
Nvision Czech Republic	2%	2%
Ticketland and Ponominalu	1.5%	3%
Cloud	1%	n/a
Kinopolis	1%	n/a

        The table below presents pre-tax rates for the discounting of cash flows in functional currencies of related CGUs:

	December 31,
CGU	2020	2019
Russia Convergent	11.4%	14.1%
Armenia	13.3%	13.5%
Moscow fixed line	11.0%	14.1%
Nvision Czech Republic	6.1%	6.1%
Ticketland and Ponominalu	13.6%	16.7%
Cloud	13.2%	n/a
Kinopolis	14.3%	n/a

24. OTHER INTANGIBLE ASSETS

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

24. OTHER INTANGIBLE ASSETS (Continued)

        Balances of cost, accumulated amortization, net book value as of December 31, 2020 and 2019 and movements of other intangible assets for the year ended December 31, 2020, 2019 and 2018 were as follows:

	Licenses	Right to use radio frequencies	Billing and other software	Client base	Numbering capacity	Cost to obtain contracts	Other	Total
Useful life, years	1 to 20	1 to 15	1 to 25	4 to 31	2 to 15	2 to 5	1 to 10
Cost
January 1, 2018	27,741	7,851	119,976	7,323	2,915	—	2,480	168,286

Additions	7,479	19	20,884	—	10	3,961	401	32,754
Arising on business combinations (Note 5)	—	—	3,021	1,530	1	—	909	5,461
Effect on adoption of IFRS 15	—	—	—	—	—	19,197		19,197
Impairment	—	—	(168)	—	—	—	(20)	(188)
Disposal	(223)	(1,223)	(8,215)	(63)	(82)	—	(198)	(10,004)
Other	—	1	89	—	—	—	(46)	44
Foreign exchange differences	4,630	—	2,977	—	24	202	80	7,913

December 31, 2018	39,627	6,648	138,564	8,790	2,868	23,360	3,606	223,463

Additions	1,106	(38)	27,921	—	(2)	10,290	366	39,643
Arising on business combinations (Note 5)	—	—	6	(37)	2	—	61	32
Disposal of VF Ukraine (Note 12)	(19,149)	—	(15,770)	—	(136)	(1,826)	(692)	(37,573)
Impairment	—	(26)	—	—	—	—	—	(26)
Disposal	(84)	(865)	(11,564)	(2,823)	(64)	(18,281)	(208)	(33,889)
Other	4	(1)	93	—	—	—	(81)	15
Foreign exchange differences	201	(29)	718	—	9	92	44	1,035

December 31, 2019	21,705	5,689	139,968	5,930	2,677	13,635	3,096	192,700

Additions	1,466	(11)	35,277	—	15	10,390	1,941	49,078
Arising on business combinations (Note 5)	—	—	—	—	—	—	—	—
Disposal of NVISION GROUP (Note 12)	—	—	(311)	—	—	—	—	(311)
Reclassification into assets for sale	—	—	(184)	—	—	—	—	(184)
Impairment	—	43	(167)	—	—	—	(2)	(126)
Disposal	(108)	(172)	(28,035)	(73)	(24)	(9,758)	(1,033)	(39,203)
Other	25	30	(83)	—	—	—	(1)	(29)
Foreign exchange differences	913	—	386	—	—	—	4	1,303

December 31, 2020	24,001	5,579	146,851	5,857	2,668	14,267	4,005	203,228

Accumulated amortisation and impairment
January 1, 2018	(11,481)	(4,761)	(63,840)	(4,641)	(2,756)	—	(1,410)	(88,889)

Charge for the year	(2,711)	(796)	(20,941)	(680)	(57)	(3,876)	(427)	(29,488)
Arising on business combinations (Note 5)	—	—	(1,785)	—	—	—	—	(1,785)
Effect on adoption of IFRS 15	—	—	—	—	—	(12,368)	—	(12,368)
Effect on assets impairment	—	—	44	—	—	—	6	50
Impairment	—	—	—	—	—	—	—	—
Disposal	193	971	7,994	63	82	—	180	9,483
Other	—	—	(70)	—	—	—	26	(44)
Foreign exchange differences	(2,114)	—	(2,187)	—	(23)	(99)	(37)	(4,460)

December 31, 2018	(16,113)	(4,586)	(80,785)	(5,258)	(2,754)	(16,343)	(1,662)	(127,501)

Charge for the year	(2,911)	(372)	(24,394)	(603)	(41)	(6,887)	(374)	(35,582)
Arising on business combinations (Note 5)	—	—	(2)	—	—	—	—	(2)
Disposal of VF Ukraine (Note 12)	5,155	—	12,657	—	129	1,208	301	19,450
Effect on assets impairment	—	—	—	—	—	—	—	—
Disposal	25	831	11,065	2,813	64	18,281	196	33,275
Other	(2)	—	(22)	—	—	(2,573)	17	(2,580)
Foreign exchange differences	664	29	(615)	—	(9)	(80)	(20)	(31)

December 31, 2019	(13,182)	(4,098)	(82,096)	(3,048)	(2,611)	(6,394)	(1,542)	(112,971)

Charge for the year	(1,266)	(367)	(25,146)	(431)	(27)	(9,964)	(345)	(37,546)
Arising on business combinations (Note 5)	—	—	—	—	—	—	—	—
Disposal of NVISION GROUP (Note 12)	—	—	77	—	—	—	—	77
Reclassification into assets for sale	—	—	5	—	—	—	—	5
Effect on assets impairment	—	—	—	—	—	—	2	2
Disposal	71	160	27,953	72	24	9,758	402	38,440
Other	(10)	(31)	76	—	—	—	—	35
Foreign exchange differences	(894)	—	(275)	—	—	—	2	(1,167)

December 31, 2020	(15,281)	(4,336)	(79,406)	(3,407)	(2,614)	(6,600)	(1,481)	(113,125)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

24. OTHER INTANGIBLE ASSETS (Continued)

	Licenses	Right to use radio frequencies	Billing and other software	Client base	Numbering capacity	Cost to obtain contracts	Other	Total
Net book value
December 31, 2019	8,523	1,591	57,872	2,882	66	7,241	1,554	79,729

December 31, 2020	8,720	1,243	67,445	2,450	54	7,667	2,524	90,103

        The Group was granted with GSM licenses by the Russian Ministry of Information Technologies and Communications to provide telecommunication services. In addition to the licenses received directly from the Russian Ministry of Information Technologies and Communications, the Group acquired access to telecommunication licenses through business combinations. In foreign subsidiaries, the licenses are granted by the local communication authorities.

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

        Contractual obligations to purchase intangible assets are disclosed in the Note 35.

25. BORROWINGS

        Group's borrowings represent interest bearing bank loans and bonds issued in the capital markets. Borrowings are initially recorded at fair value plus transaction costs that are directly attributable to the issue of the financial liability and subsequently measured at amortized cost, using the effective interest rate method.

        The Group's borrowings comprise the following:

	December 31,
	2020	2019
Notes	208,155	183,935
Bank and other loans	221,113	159,384

Total borrowings	429,268	343,319

Less: current portion	(34,125)	(71,746)
Total borrowings, non-current	395,143	271,573

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. BORROWINGS (Continued)

        Notes—The Group's notes consisted of the following:

	Currency	Interest rate (actual at December 31, 2020)	December 31, 2020	December 31, 2019
MTS International Notes due 2023	USD	5.00%	33,091	27,712
MTS PJSC Notes due 2025	RUB	8.00%	14,987	14,984
MTS PJSC Notes due 2022	RUB	7.70%	14,980	14,969
MTS PJSC Notes due 2023	RUB	6.85%	14,971	14,961
MTS PJSC Notes due 2027	RUB	6.60%	14,971	—
MTS PJSC Notes due 2021	RUB	8.85%	9,999	9,995
MTS PJSC Notes due 2026	RUB	7.90%	9,998	9,998
MTS PJSC Notes due 2022	RUB	9.00%	9,998	9,995
MTS PJSC Notes due 2021	RUB	7.10%	9,997	9,992
MTS PJSC Notes due 2025	RUB	7.25%	9,990	9,988
MTS PJSC Notes due 2022	RUB	6.45%	9,988	9,973
MTS PJSC Notes due 2024	RUB	8.70%	9,986	9,982
MTS PJSC Notes due 2022	RUB	5.50%	9,984	—
MTS PJSC Notes due 2023	RUB	6.50%	9,860	9,351
MTS PJSC Notes due 2024	RUB	8.60%	7,488	7,485
MTS PJSC Notes due 2027	RUB	6.60%	6,980	—
MTS PJSC Notes due 2022	RUB	8.40%	4,994	4,991
MTS PJSC Notes due 2026	RUB	6.60%	4,990	—
MTS PJSC Notes due 2031	RUB	7.50%	891	891
Other			12	12
MTS International Notes due 2020	USD	8.625%	—	18,616
MTS PJSC Notes due 2020	RUB	7.90%	—	40

Total notes			208,155	183,935

Less: current portion			(20,813)	(27,937)
Total notes, non-current			187,342	155,998

        The Group has an unconditional obligation to repurchase certain MTS PJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2031	March 2021

        The Group discloses these notes as maturing in 2021 (MTS PJSC Notes due 2031) in the aggregated maturities schedule as the noteholders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. BORROWINGS (Continued)

        Bank and other loans—The Group's loans from banks and financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2020)	December 31, 2020	December 31, 2019
RUB-denominated:
VTB	2024 - 2026	4.75% - 5.50%	129,091	43,893
Sberbank	2021 - 2024	5.99% - 10.00%	85,001	103,832
Subsidized loans[1]	2021 - 2025	1.75% - 2.85%	1,845	—
Related party loans	2022 - 2024	4.25% - 8.70%	1,803	688
Other			3,373	10,971

Total bank and other loans			221,113	159,384

Less: current portion			(13,312)	(43,809)

Total bank and other loans, non-current			207,801	115,575

(1) See Note 3 for further information

        Compliance with covenants—Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to create liens on properties, dispose assets, including cellular licenses in core Russian regions, issue guarantees and grant loans to the third parties, delay payments for the borrowings, merge or consolidate MTS PJSC with a third party or be a subject to unsatisfied judgments (excluding the total penalty under the agreements with the DOJ). The Group is required to comply with certain financial ratios.

        The noteholders of MTS International Notes due 2023 have the right to require the Group to redeem the notes at 101% of their principal amount and related interest, if the Group experiences a change in control.

        If the Group fails to meet these covenants, after certain notice and cure periods, the debtholders are entitled to demand accelerated principal repayment.

        The Group was in compliance with all existing notes and bank loans covenants as of December 31, 2020.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. BORROWINGS (Continued)

        Available credit facilities—As of December 31, 2020, the Group's total available unused credit facilities amounted to RUB 229,855 million and related to the following credit lines:

	Currency	Maturity	Interest rate	Available till	Available amount
Sberbank	RUB	2025	To be agreed	August 2025	130,000
Sberbank	RUB	2024	To be agreed	May 2024	65,000
Sberbank	RUB	2024	To be agreed	August 2024	20,000
VTB	RUB	2028	To be agreed	August 2028	5,000
Rosselhozbank	RUB/USD/EUR	2021	To be agreed	November 2021	5,000
VEB	RUB	2025	0.1 CBR key rate[1] +2.42%	November 2023	4,348
Cisco	RUB	2023	To be agreed	January 2021	283
ZTV	RUB	2022	CBR key rate1	July 2022	224

Total					229,855

(1) CBR—Central Bank of Russia

        In addition, the Group has a credit facility made available by Citibank at an interest rate of MosPrime + 1.50%, with the available amount set up on request and to be repaid within 182 days.

        The following table presents the aggregated scheduled maturities of principal and interests on notes and bank loans (gross of debt issuance costs) outstanding for the five years ending December 31, 2025 and thereafter:

	December 31, 2020
	Notes	Bank loans and other debt
Payments due in the year ending December 31,
2021	35,262	25,244
2022	62,453	52,944
2023	66,263	39,457
2024	22,845	36,005
2025	28,525	91,692
Thereafter	39,845	15,072

Contractual undiscounted cash flows	255,193	260,414

Less: unamortized debt issuance costs	(244)	—
Less: interest	(46,794)	(38,374)
Less: debt modification	—	(909)
Less: subsidized interest rate effect	—	(18)

Total debt	208,155	221,113

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS

        The Group's lease contracts largely relate to leases of cellular sites (i.e. land, space in cell towers or rooftop surface areas), network infrastructure, and retail stores as well as buildings used for administrative or technical purposes.

        The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements (including sub-lease and lease of intangible assets), which conveys the right to control the use of identified assets for a period of time in exchange for consideration, except for short-term leases (with a lease term of 12 months or less). For these leases, the Group recognizes the lease payments as operating expenses over the term of the lease. When identifying the lease, the Group uses practical expedient of IFRS 16 permitting the lessee not to separate the non-lease components of the contract and, instead, to account for any lease and associated non-lease components as a single arrangements.

        The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate of the Group. The incremental borrowing rate of the Group is determined based on the credit spreads of the Group debt instruments in relation to the zero-coupon yield curve for government securities. The lease payments include fixed payments, variable payments that depend on index or rate, amounts expected to be paid under residual value guarantee, the exercise price under a purchase option the Group is reasonably certain to exercise as well as early termination fees unless the Group is reasonably certain not to terminate earlier. Variable payments that depend on external factors (such as sale volume of a particular retail store) are expensed as incurred.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS (Continued)

        The table below summarises the estimated terms, over which the right-of-use assets are amortized:

Sites for placement of network equipment and base stations inside the buildings	10 years
Sites for placement of network equipment and base stations on land	20 years
Retail stores	Up to 8 years
Administrative offices, warehouses, parking garages	not less than 3 years
Vehicles	4 - 5 years

        The following table presents a summary of net book value of right-of-use assets:

	December 31,
	2020	2019
Sites for placement of network and base station equipment	93,948	93,694
Land and buildings	36,468	45,020
Vehicles and other	87	103

Right-of-use assets, net	130,503	138,817

        Depreciation of the right-of-use assets for the years ended December 31, 2020, 2019 and 2018 included in depreciation and amortization expense in the accompanying consolidated statement of profit or loss was as follows, whereas RUB 3, RUB 1,644 and RUB 1,388 million, respectively were recognized as part of loss from discontinued operation in the accompanying consolidated statements of profit or loss:

	2020	2019	2018
Sites for network and base station equipment	6,903	6,900	7,784
Land and buildings	11,903	11,968	10,955
Vehicles and other	43	404	135
Exclusive rights for trademarks	—	693	694

Depreciation charge, total	18,849	19,965	19,568

        Additions to the assets leased during the years ended December 31, 2020, 2019 and 2018 amounted to RUB 13,102, RUB 20,436 and RUB 22,572 million.

        Interest expense accrued on lease obligations for the years ended December 31, 2020, 2019 and 2018 in the amount of RUB 12,277, RUB 13,416 and RUB 12,852 million, respectively, were included in finance costs, whereas RUB 1, RUB 1,246 and RUB 1,066 million, respectively were recognized as part of loss from discontinued operation in the accompanying consolidated statements of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS (Continued)

        For the years ended December 31, 2020, 2019 and 2018, expenses recognized in respect of variable lease payments not included on the measurement of lease liabilities and short-term leases amounted to:

	2020	2019	2018
Variable lease payments	9,542	8,522	1,934
Short-term leases	195	203	173

Total	9,737	8,725	2,107

        The following table presents future minimum lease payments under lease arrangements together with the present value of the net minimum lease payments as at December 31, 2020 and 2019:

	December 31,
	2020	2019
Minimum lease payments, including:
Current portion (less than 1 year)	27,094	27,650
More than 1 to 5 years	98,737	100,005
Over 5 years	93,520	106,411

Total minimum lease payments	219,351	234,066

Less amount representing interest	(68,537)	(78,758)
Present value of net minimum lease payments, including:
Current portion (less than 1 year)	16,177	15,228
More than 1 to 5 years	66,784	63,016
Over 5 years	67,853	77,064

Total present value of net minimum lease payments	150,814	155,308

Less current portion of lease obligations	(16,177)	(15,228)

Non-current portion of lease obligations	134,637	140,080

        Total cash outflows for leases for the years ended December 31, 2020, 2019 and 2018 totaled to RUB 36,963, RUB 38,545 and RUB 29,368 million, of which RUB 12,173, RUB 14,666 and RUB 13,684 million was included in interest paid.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. RECONCILIATION OF LIABILITIES ARISING FROM FINANCIAL ACTIVITIES

	December 31, 2019	Financing cash flows	Operating cash flows	Acquisitions/ Disposals	Foreign exchange movement	Other comprehensive income	Change in fair value	Change in retained earnings	Other changes[1]	December 31, 2020
Notes (Note 25)	183,935	18,590	—	—	7,674	—	—	—	(2,044)	208,155
Bank and other loans (Note 25)	159,384	60,055	—	26	—	—	—	—	1,648	221,113
Lease obligation (Note 26)	155,308	(15,054)	(12,173)	(145)	1,405	150			21,323	150,814
Payables related to repurchase of common stock (Note 33)	—	(16,028)	—	—	—	—	—	—	16,028	—
Dividends payable (Note 33)	23,080	(74,923)	—	—	—	—	—	52,012	(60)	109
Payables related to transactions under common control	22	—	—	—	—	—	—	—	(22)	—
Liability under put option agreement	73	—	—	—	—	—	(53)	—	42	62
Hedge asset (net)	955	—	(449)	—	(3,582)	—	—	—	(515)	(3,591)

Total liabilities arising from financial activities	522,757	(27,360)	(12,622)	(119)	5,497	150	(53)	52,012	36,400	576,662

(1)
Including accrual of liabilities related to repurchase of common stock, additions under lease agreements, dividends related to non-controlling interest, depreciation of debt issuance cost, modification gain and other changes.

	January 1, 2019	Financing cash flows	Operating cash flows	Acquisitions/ Disposals	Foreign exchange movement	Other comprehensive income	Change in fair value	Change in retained earnings	Other changes[1]	December 31, 2019
Notes (Note 25)	117,355	72,200	—	—	(5,668)	—	—	—	48	183,935
Bank and other loans (Note 25)	250,780	(93,640)	—	18	(1,057)	—	—	—	3,283	159,384
Lease obligation (Note 26)	160,552	(15,154)	(14,666)	(8,895)	(1,150)	493	—	—	34,128	155,308
Payables related to repurchase of common stock (Note 33)	—	(15,922)	—	—	—	—	—	—	15,922	—
Dividends payable (Note 33)	146	(52,505)	—	—	—	—	—	74,302	1,137	23,080
Payable related to purchase of noncontrolling interests	—	—	—	—	—	—	—	—	—	—
Payables related to transactions under common control	120	(15,312)	—	—	—	—	—	—	15,214	22
Liability under put option agreement (Note 34)	3,735	—	—	—	—	—	1,805	—	(5,467)	73
Receivables related to sale of own shares	—
Hedge asset (net)	(2,796)	(115)	(726)	—	3,299	296	—	—	997	955

Total liabilities arising from financial activities	529,892	(120,448)	(15,392)	(8,877)	(4,576)	789	1,805	74,302	65,262	522,757

(1)
Including accrual of liabilities related to repurchase of common stock, additions under lease agreements, dividends related to non-controlling interest, depreciation of debt issuance cost, modification gain, offsetting the liability under put option with the loan issued to the minority shareholders of MTS Armenia and other changes.

28. PROVISIONS

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

28. PROVISIONS (Continued)

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

        Employee bonuses and share-based settlement programs—For employee bonuses and cash-settled share-based payment transactions, the fair value of the obligation is newly determined at each reporting date and at the settlement date, and the changes in the fair value are recognized in profit or loss, until the liability is settled.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

28. PROVISIONS (Continued)

        The following table summarizes the movement in provisions for the years ended December 31, 2020, 2019 and 2018:

	Tax provisions other than for income tax	Provision for decommissioning and restoration	Employee bonuses and other rewards	SEC provision (Note 35)	Litigation and Other provisions (Note 35)	Total provisions
January 1, 2018	(310)	(1,049)	(10,157)	—	(645)	(12,161)

Arising during the year	(374)	(1,912)	(14,259)	(55,752)	(941)	(73,238)
Utilised	336	18	13,873	—	393	14,620
Discount rate adjustment and imputed interest (change in estimates)	—	(223)	177	—	—	(46)
Unused amounts reversed	211	89	1,079	—	872	2,251
Arising due to acquisitions of subsidiaries	(113)	—	(984)	—	(1,165)	(2,262)
Other	(2)	(32)	(107)	(3,298)	(27)	(3,466)

December 31, 2018	(252)	(3,109)	(10,378)	(59,050)	(1,513)	(74,302)

Current portion	(252)	—	(10,096)	(59,050)	(1,513)	(70,911)
Non-current portion	—	(3,109)	(282)	—	—	(3,391)

January 1, 2019	(252)	(3,109)	(10,378)	(59,050)	(1,513)	(74,302)

Arising during the year	(410)	(2,341)	(16,896)	—	(208)	(19,855)
Utilised	19	19	16,055	55,607	527	72,227
Discount rate adjustment and imputed interest (change in estimates)	—	42	(12)	—	—	30
Unused amounts reversed	34	—	523	—	155	712
Arising due to acquisitions of subsidiaries	—	—	(9)	—	—	(9)
Disposal of VF Ukraine (Note 12)	50	760	672	—	126	1,608
Other	(4)	(159)	2	3,443	20	3,302

December 31, 2019	(563)	(4,788)	(10,043)	—	(893)	(16,287)

Current portion	(563)	(126)	(9,944)	—	(893)	(11,526)
Non-current portion	—	(4,662)	(99)	—	—	(4,761)
January 1, 2020	(563)	(4,788)	(10,043)	—	(893)	(16,287)

Arising during the year	(211)	(914)	(14,770)	—	(3,860)	(19,755)
Utilised	29	54	16,489	—	137	16,709
Discount rate adjustment and imputed interest (change in estimates)	1	(138)	67	—	—	(70)
Unused amounts reversed	8	513	(125)	—	114	510
Arising due to acquisitions of subsidiaries	—	—	—	—	—	—
Disposal of Nvision Group (Note 12)	115	—	245	—	9	369
Other	—	—	(62)	—	(2)	(64)

December 31, 2020	(621)	(5,273)	(8,199)	—	(4,495)	(18,588)

Current portion	(621)	(229)	(8,115)	—	(4,495)	(13,460)
Non-current portion	—	(5,044)	(84)	—	—	(5,128)

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

        Derivative instruments activities—The Group uses derivative instruments, including interest rate and foreign currency swaps, to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current financial assets or liabilities in the consolidated statement of financial position. Cash flows from derivatives are classified according to their nature. The Group reviews related fair value hierarchy classifications on a quarterly basis. The fair value measurement of the Group's derivative instruments is based on the observable yield curves for similar instruments.

        Gains and losses from changes in the fair value of derivative instruments are recorded immediately in profit or loss.

        Assets and liabilities related to multiple derivative contracts with one counterparty are not offset by the Group.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

1. Financial assets of the Group

	December 31,
	2020	2019
Cash and cash equivalents (Note 15)	85,405	38,070
Trade and other receivables (Note 19)	35,031	39,151
Accounts receivable, related parties (Note 32)	14,189	16,659
Other financial assets:
Financial assets at amortized cost:
Deposits and loans issued	118,594	94,757
Notes	9,583	15,957
Other	2,196	3,520

Total financial assets at amortized cost	130,373	114,234

Financial assets at fair value through profit or loss:
Securities held by MTS Bank	21,824	13,273
Mutual funds	10,699	9,349
Assets in Sistema Capital trust management	10,313	8,195
Cross-currency swaps not designated as hedges	4,508	318
Contingent consideration (Note 12)	2,631	2,013
Embedded derivatives in a lease agreement	562	—
Assets under option agreements	228	—
Currency forwards, swaps and options not designated as hedges	2	52

Total financial assets at fair value through profit or loss	50,767	33,200

Total other financial assets	181,140	147,434

Total financial assets	315,765	241,314
Less current portion	(227,338)	(159,084)

Total financial assets, non-current	88,427	82,230

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

2. Financial liabilities of the Group

	December 31,
	2020	2019
Trade and other payables	56,017	71,808
Accounts payable, related parties (Note 32)	3,146	558
Other financial liabilities:
Financial liabilities at amortized cost:
Bank and other loans (Note 25)	221,113	159,384
Notes (Note 25)	208,155	183,935
Bank deposits and liabilities (Note 31)	167,677	137,952
Lease obligations (Note 26)	150,814	155,308

Total financial liabilities at amortized cost	747,759	636,579

Financial liabilities at fair value through profit or loss:
Contingent consideration and other liabilities	1,068	917
Liabilities under option agreements	55	73
Cross-currency swaps not designated as hedges	—	955
Currency forwards and swaps not designated as hedges	—	366
Interest rate swaps not designated as hedges	—	68

Total financial liabilities at fair value through profit or loss	1,123	2,379

Total other financial liabilities	748,882	638,958

Total financial liabilities	808,045	711,324
Less current portion	(276,368)	(296,911)

Total financial liabilities, non-current	531,677	414,413

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The table below presents the fair value of financial instruments carried at fair value within the statement of financial position:

		December 31,
	Level of inputs
		2020	2019
Assets
Securities held by MTS Bank	Level 1	21,824	13,273
Derivative instruments	Level 2	4,510	370
Cross-currency swaps		4,508	318
Currency forwards, swaps and options		2	52
Mutual investment funds, managed by Sistema Capital (Note 16)	Level 2	10,699	9,349
Assets in Sistema Capital trust management (Note 16)	Level 2	10,313	8,195
Embedded derivatives in a lease agreement	Level 2	562	—
Contingent consideration	Level 3	2,631	2,013
Assets under option agreements	Level 3	228	—
Liabilities
Derivative instruments	Level 2	—	(1,389)
Cross-currency interest rate swaps		—	(955)
Currency forwards and swaps		—	(366)
Interest rate swaps		—	(68)
Contingent consideration	Level 3	(944)	(907)
Liabilities under option agreements	Level 3	(55)	(73)

        Net realized gains and losses of Level 3 assets and liabilities resulting from fair value measurements were included in the consolidated statements of profit or loss in the following amounts:

	For the years ended December 31,
	2020	2019	2018
Net realized gains/(losses) of Level 3 assets	846	2,013	—
Net realized gains/(losses) of Level 3 liabilities	(39)	(1,813)	(719)

	807	200	(719)

        No unrealized gains or losses of Level 3 liabilities resulting from fair value measurements were recognized during the years ended December 31, 2020, 2019 and 2018.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Financial instruments at amortised cost

        The carrying value of the Group's financial instruments accounted for at amortized cost approximates their fair value due to their short-term nature and market interest rates, except for borrowings, gross of debt issuance cost, as disclosed in the table below:

		December 31, 2020		December 31, 2019
	Level of inputs	Fair value	Carrying value	Fair value	Carrying value
Notes	Level 1	(200,198)	(191,142)	(180,824)	(174,165)
Unquoted notes	Level 3	(17,012)	(17,012)	(10,012)	(10,012)
Bank and other loans (Note 25)	Level 3	(221,113)	(221,113)	(159,384)	(159,384)

		(438,323)	(429,267)	(350,220)	(343,561)

        The carrying value of the Group's bank and other loans approximates their fair value as of December 31, 2020 and 2019.

        While management has used available market information in estimating the fair value of its financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

        There were no transfers between levels of inputs within the hierarchy during the years ended December 31, 2020, 2019 and 2018.

        There were no transfers between the accounting categories of financial instruments during the years ended December 31, 2020 and 2018.

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

Capital risk

        MTS Bank, a subsidiary of the Group, is subject to regulations of the Central Bank of Russia which require that banks comply with minimum capital adequacy ratios calculated on the basis of statutory standalone financial statements as follows:

  •
  8.00% for own capital;

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

  •
  4.50% for base capital;

  •
  6.00% for main capital.

        MTS Bank meets the requirements established by the CBR. As of December 31, 2020 and 2019, the capital adequacy ratio of MTS Bank in accordance with CBR requirements were:

  •
  12.82% and 13.7% for own capital;

  •
  9.95% and 9.89% for base capital;

  •
  8.22% and 7.78% for main capital, respectively.

Market risk

        Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. The Group is primarily exposed to the following types of market risks: interest rate risk and currency exchange rates fluctuations. Financial instruments affected by market risk include loans and borrowings, deposits, accounts payable and accounts receivables denominated in foreign currencies and derivative financial instruments. The sensitivity analyses in the following sections relate to the financial position as of December 31, 2020 and 2019.

Interest rate risks

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings.

Fixed interest rate risk

        A part of the Group's notes denominated US Dollars bear fixed interest rates. To eliminate the exposure of changes in the value of debt obligations, the Group enters into fixed-to-variable cross-currency and interest rate swap agreements. In aggregate, the Group entered into fixed-to-variable cross-currency and interest rate swap agreements designated to manage the exposure of changes in value of the debt related to 7.4% and 5.8% of the Group's notes and bank loans with fixed rates outstanding as of December 31, 2020 and 2019.

        The notional amounts of interest rate derivative instruments outstanding amounted to RUB 22,163 million and RUB 25,387 million as of December 31, 2020 and 2019, respectively.

Sensitivity analysis

        A reasonably possible increase of 100 basis points in short term interest rates would have resulted in RUB 1,166 million, RUB 271 million and RUB 201 million future increases of interest expense for the years ended December 31, 2020, 2019 and 2018, respectively. The same decrease in short term interest rates would have resulted in RUB 1,166 million, RUB 271 million and RUB 201 million future decreases of interest expenses for the years ended December 31, 2020, 2019 and 2018, respectively. There will be no material impact on equity.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

        The interest rate sensitivity analysis was performed based on a constant level of fixed and floating rate debt.

Foreign currency risks

        Foreign currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. The Group's exposure to these changes in foreign exchange rates relates primarily to the Group's financing activities. The Group manages its currency risk by operation derivatives and by using money market instruments.

        The Group has entered into several cross-currency swap agreements. These contracts are mainly designated to manage the exposure of changes in currency exchange rate. The contracts assumed periodic exchange of principal and interest payments from RUB-denominated amounts to USD-denominated amounts at a specified exchange rate. The exchange rate was determined by the market spot rate upon issuance. Cross-currency interest rate swap contracts mature in 2023-2024.

        In aggregate the Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in currency exchange rate for 66.7% and 40.0% of its USD-denominated notes and bank loans outstanding as of December 31, 2020 and 2019 respectively.

        The notional amounts of currency derivative instruments amounted to RUB 22,163 million and RUB 18,572 million as of December 31, 2020 and 2019 respectively.

        The Group has entered into currency forward and swaps agreements to minimize the foreign currency risk. The contracts assumed the purchase or sale of the agreed amount of currency at a specified exchange rate and on a specific date. The rate was determined by the market spot rate upon issuance. As the result of currency forward and swap agreements, unfulfilled as of December 31, 2020, 2019 and 2018, the Group recognized RUB 1,136 million loss, RUB 701 million gain and RUB 1,937 million gain the consolidated statement of profit and loss for the years ended December 31, 2020, 2019 and 2018, respectively.

        The notional amounts of currency forward and swap instruments, unfulfilled as of December 31, 2020 and 2019, amounted to RUB 7,911 million and RUB 69,535 million, respectively.

        In 2018-2019, several swap agreements were ceased to be hedge instruments due to the earlier redemption of hedged loans from Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG, Citibank and subsequently several swap agreements were early terminated. Loans and swaps were due in 2019 - 2024. The amount of RUB 12 million and RUB 505 million, net of tax, was immediately reclassified from accumulated other comprehensive income to profit for the year during the years ended December 31, 2019 and 2018, respectively, and recognized as a part of other non-operating (income)/expenses in consolidated statement of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

        The following tables demonstrate the sensitivity of profit before tax to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant.

	Change in rate, USD	USD—effect on profit before tax RUB mln	Change in rate, EUR	EUR—effect on profit before tax RUB mln
2020	+10%	786	+10%	(682)
	–10%	(1,291)	–10%	682
2019	+5%	2,516	+1%	120
	–5%	(2,516)	–1%	(120)
2018	+1%	(176)	+1%	152
	–1%	176	–1%	(152)

        The movement in the pre-tax effect is a result of a change in monetary assets and liabilities denominated in US dollars and Euro, where the functional currency of the entity is a currency other than US dollars and Euro.

        There will be no material impact on equity.

        The Group's exposure to foreign currency changes for all other currencies is not material.

        MTS Bank credit limits committee determines stop-loss limits related to security portfolio and to foreign exchange transactions, as well as limits for net foreign exchange position. The limits for net foreign exchange position conform fully to CBR requirements. Monitoring of adherence to the limits restricting the amount of MTS Bank's market risk is performed day-to-day.

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

        The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile and a required net debt position, therefore minimizing the refinancing risk. Long-term borrowings mature between one and 6 years.

        Securities held by MTS Bank which are accounted for at fair value through profit and loss and investments at amortized cost are included in liquidity analysis on the basis of remaining maturity. Most of these securities are included in the CBR Lombard list and if required may be used to obtain Repurchase Agreement (REPO) financing from the CBR. MTS Bank's demand for medium-term liquidity is fully satisfied by the availability of interbank loans and customer deposits (obtaining new and prolongating existing deposits), secured loans and conclusion of REPO agreements. Analysis of the liquidity and interest rate risks of MTS Bank is presented in Note 31.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

        As at December 31, 2020, the Group's consolidated current liabilities exceeded current assets by RUB 66,315 million. The management believes the Group has sufficient existing and continuing access to liquidity through both operating cash flows and the availability of committed credit facilities of RUB 229,855 million (Note 25).

Credit risk

        Credit risk is the risk that the counterparty will not meet its obligations arising from entering into financial instrument, leading to a financial loss.

        In accordance with IFRS 9 the Group records an allowance for expected credit losses (ECL) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due under the contract and all cash flows that the Group expects to receive. The shortfall is discounted at an approximation to the asset's original effective interest rate.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

30. FINANCIAL RISK MANAGEMENT (Continued)

        The Group considers its exposure to credit risk as of December 31, 2020, and 2019 to be as follows:

	December 31,
	2020	2019
Deposits and loans issued	118,594	94,757
Cash and cash equivalents	85,405	38,070
Trade and other receivables	35,031	39,151
Securities held by MTS Bank	21,824	13,273
Mutual funds	10,699	9,349
Assets in Sistema Capital trust management	10,313	8,195
Notes	9,583	15,957
Derivative financial instruments	5,072	370
Contingent consideration	2,631	2,013
Assets under option agreements	228	—
Other	2,196	3,520

        Information on the Group's exposure to credit risk on guarantees issued and commitments on loans of MTS Bank is presented in Note 31.

        In accordance with the provisions of the internal Group regulations on allocate of free funds, the aggregate credit risk exposure the Group may have to one counterparty is limited. The Group maintains a mixture of cash and cash equivalents, investments, derivatives and certain other financial instruments within various financial institutions. Those are approved as required by internal procedure related to selection of financial institutions to allocate funds. Credit rating assigned by international rating agencies is a main criteria to consider in the process of financial institutions selection.

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

31. BANK FINANCIAL ASSETS AND LIABILITIES

        As of December 31, 2020, COVID-19 constitutes a new factor that the Group has to take into account while assessing and managing credit risk. The updated assumptions used for the assessment of credit risk of different bank customers segments are presented below.

        Loans to individuals, small and medium businesses:

  •
  The Group introduced the concept of a technically overdue bucket that significantly improved differentiation of stage 2 loans by the respective probability of default;

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

  •
  The Group included an additional macroeconomic adjustment in assessment of loss probability by different generations of loans that are less than 12 months of age, thereby improving the related behavioural assessment of each generation;

  •
  Additionally the Group has recalibrated its macroeconomic model and updated the macroeconomic forecasts based on the most recent information available as of reporting date;

  •
  Out of schedule stress testing of credit risk has been performed in light of the deterioration of the macroeconomic environment.

        Loans to corporate customers:

  •
  The Group has updated macroeconomic scenarios for PD (Probability of Default) model using the updated macroeconomic forecasts by CBRF (Central Bank of Russian Federation) and Oxford Economics; Out of schedule stress testing of credit risk has been performed in light of macroeconomic environment deterioration;

  •
  Decrease of risk appetite caused by:

  •
  Enhancement of authorization procedures for new loans and tranches for existing lines of credit;

  •
  Review of new loan applications in light of stressful scenario of economic development according to budget and business plan;

  •
  Tendency to replace revolving and non-revolving lines of credit with products that have more preferable risk profile, like overdrafts and factoring;

  •
  Launch of enhanced monitoring of existing borrowers.

        The weighted average provision rates increased from 7.77% as of December 31, 2019 to 12.46% as of December 31, 2020 for individuals, and decreased from 13.74% to 13.21% for corporate borrowers, taking into account the updated macroeconomic forecasts.

        Magnitude of COVID-19 influence on the bank's operations largely depends on time duration of the pandemic and the extent of the virus influence on global and local economy.

Stress-testing

        Management considers the sensitivity of the ECL outcome against the economic forecasts as part of the ECL management process by recalculating the ECL under two scenarios described below for corporate borrowers, bonds held to maturity and individuals:

  •
  Base forecast of CBRF dated July 24, 2020: crude oil price = USD 38 per barrel, GDP = –5.5% (bottom of the range);

  •
  Negative scenario of CBRF: crude oil price = USD 19 per barrel, GDP = –11.15%.

        According to the Group estimations probability of occurrence is 80% for scenario 1 and 20% for scenario 2.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Stress testing results show that capital adequacy ratios are within acceptable range*.

        ECL increase for Scenario 1 and 2 is equal to RUB 2.9 and 4.6 billion respectively:

  •
  Scenario 1: corporate borrowers and bonds held to maturity—RUB 2.5 billion, individuals—RUB 0.4 billion

  •
  Scenario 2: corporate borrowers and bonds held to maturity—RUB 3.4 billion, individuals—RUB 1.2 billion

        As of the date of these financial statements, Management believes that the results of stress-testing performed in 2nd quarter of 2020 show the conservative approach and an update is not required due to improvements of macroeconomic parameters used in the mentioned stress-testing since 2nd quarter of 2020 up to date.

        Interest rate shock scenario is used for assets and liabilities sensitive to changes in interest rate that is a one-time increase by 400 b.p. for all time ranges. Calculations showed moderate decline of net interest income that may negatively affect bank's equity only in combination with exceptional amount of losses (more than 25% of equity) caused by occurrence of other types of risks.

        Stress testing of bank's sensitivity to interest rate risk factors in trading book is carried out for several scenarios among which the key scenario is parallel shift of yield curves by 500 b.p. leading to negative revaluation of bond portfolio that is significantly lower than 5% of bank's own funds.

        Stress testing of bank's liquidity position is carried out according to three model scenarios provided for by internal policies: "short-term financial crisis", "long-term systematic crisis" and "reputational crisis of the bank of companies". Stress test model has composite nature and includes reduction of inflows from assets due to realization of credit risk, as well as significant outflows of outside funds (100%, 50% in rare cases, of conditionally stable level for current liabilities). Ultimate goal of the stress testing is assessment of bank's liquidity buffer adequacy including the assessment of the survival period of the bank compared to the minimum limits set by the Risk appetite declaration of PJSC MTS Bank. Results of the stress testing displayed that "survival period" is reached for all three base scenarios.

        Considering that in current circumstances, caused by COVID-19, majority of governments globally have chosen ways of monetary and fiscal stimulation, as well as increased cash accessibility, mentioned hypothetical stress test scenarios that take into account sharp increase of interest rate and liquidity deficit on the market, adequately include possible pandemic influence on the Group.

*
According to conservative expert assumption that increase in ECL will lead to comparable increase in allowance booked as a result of Russian accounting standards ("RAS") application, because capital adequacy ratios are based on RAS numbers.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

  Bank deposits and loans to customers

        The table below represents the structure and amounts of current and non-current bank deposits and loans to customers as of December 31, 2020 and 2019.

	December 31,
	2020	2019
Loans to customers	130,164	99,990
Due from banks	2,950	2,883
Allowance for ECL	(16,446)	(10,031)

Total bank deposits and loans to customers, net	116,668	92,842

Less: current portion	(52,676)	(39,370)

Bank deposits and loans to customers, non-current	63,992	53,472

        The structure and amounts of bank loans to customers as of December 31, 2020 and 2019 is presented in the table below:

	December 31,
	2020	2019
Loans to legal entities
Corporate borrowers	26,602	24,192
Medium-sized enterprises and small businesses	1,736	1,959

Total loans to legal entities	28,338	26,151

Loans to individuals
Mortgage loans	14,384	11,164
Consumer loans	65,142	46,484
Credit cards	21,874	15,618
Other	426	573

Total loans to individuals	101,826	73,839

Due from banks
Time deposits with banks	1,770	1,581
Obligatory reserves with the Central Bank of Russia	1,180	1,302

Total due from banks	2,950	2,883

Total bank deposits and loans to customers	133,114	102,873

Less: allowance for expected credit losses	(16,446)	(10,031)
Total bank deposits and loans to customers, net	116,668	92,842

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        The table below summarizes carrying value of loans to customers aggregated by types of collateral obtained by the Group:

	December 31,
	2020	2019
Guaranties	17,200	11,448
Pledge of real estate	18,733	14,077
Securities	370	1,017
Pledge of equipment	100	495
Rights of claim, pledge of inventories or own promissory notes and by other collateral	156	44
Unsecured loans	93,605	72,909
Allowance for expected credit losses	(16,436)	(10,024)

Total loans to customers, net	113,728	89,966

        The balances above do not necessarily reflect the fair value of collateral received.

        Movements in the allowance for impairment losses attributable to bank deposits and loans to customers for the year ended December 31, 2020 and 2019 are presented in the table below:

	Loans to customers	Due from banks	Total
Balance as at January 1, 2020	10,024	7	10,031
Provision charge/release	8,271	3	8,274
Recovery of bad debt written-off	565	—	565
Bad debt written-off	(2,145)	—	(2,145)
Sale of loans	(279)	—	(279)

Balance as at December 31, 2020	16,436	10	16,446

	Loans to customers	Due from banks	Total
Balance as at January 1, 2019	7,689	40	7,729
Provision charge/release	3,551	(18)	3,533
Recovery of bad debt written-off	827	1	828
Bad debt written-off	(2,006)	(16)	(2,022)
Sale of loans	(40)	—	(40)
Foreign currency revaluation effect	3	—	3

Balance as at December 31, 2019	10,024	7	10,031

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Movements in provision for expected credit losses on loans to legal entities for the year ended December 31, 2020 and 2019 were as follows:

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2020	681	77	3,199	3,957
— Transfer to stage 1	1	(1)	—	—
— Transfer to stage 2	(66)	66	—	—
— Transfer to stage 3	(30)	(47)	77	—
New financial assets originated or purchased	418	—	—	418
Change due to change of credit risk	(105)	46	38	(21)
Sale of loans	—	—	(279)	(279)
Write-offs	—	—	(515)	(515)
Recovery of previously written-off assets	—	—	184	184
Foreign exchange difference	—	—	—	—

Balance as at December 31, 2020	899	141	2,704	3,744

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2019	318	486	3,408	4,212
— Transfer to stage 1	19	(18)	(1)	—
— Transfer to stage 2	(46)	47	(1)	—
— Transfer to stage 3	(55)	(496)	551	—
New financial assets originated or purchased	524	2	132	658
Change due to change of credit risk	(42)	56	(419)	(405)
Sale of loans	(40)	—	—	(40)
Write-offs	—	—	(863)	(863)
Recovery of previously written-off assets	—	—	392	392
Foreign exchange difference	3	—	—	3

Balance as at December 31, 2019	681	77	3,199	3,957

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Movements in provision for expected credit losses attributable to loans to individuals for the year ended December 31, 2020 and 2019 were as follows:

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2020	1,808	923	3,336	6,067
— Transfer to stage 1	1,396	(1,172)	(224)	—
— Transfer to stage 2	(415)	594	(179)	—
— Transfer to stage 3	(2)	(3,848)	3,850	—
New financial assets originated or purchased	1,226	—	—	1,226
Change due to change of credit risk	(914)	4,949	2,613	6,648
Write-offs	—	—	(1,631)	(1,631)
Recovery of previously written-off assets	—	—	382	382

Balance as at December 31, 2020	3,099	1,446	8,147	12,692

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2019	756	318	2,403	3,477
— Transfer to stage 1	599	(465)	(134)	—
— Transfer to stage 2	(188)	236	(48)	—
— Transfer to stage 3	(2)	(1,228)	1,230	—
New financial assets originated or purchased	1,351	—	—	1,351
Change due to change of credit risk	(708)	2,062	593	1,947
Write-offs	—	—	(1,143)	(1,143)
Recovery of previously written-off assets	—	—	435	435

Balance as at December 31, 2019	1,808	923	3,336	6,067

        The following valuation categories represent the Group's classification of credit quality of the loans:

  •
  Low to fair risk—loans of high credit quality and low probability of default, not past due or immaterially overdue;

  •
  Monitoring—loans with increased probability of default including restructured loans;

  •
  Impaired—impaired loans including more than 90 days overdue.

        The table below summarizes information regarding the quality of loans to individuals:

As of December 31, 2020	Stage 1	Stage 2	Stage 3	Total
Low to fair risk	88,058	—	—	88,058
Monitoring	—	3,816	306	4,122
Impaired	—	—	9,646	9,646
Loss allowance	(3,099)	(1,446)	(8,147)	(12,692)

Total	84 959	2,370	1 805	89,134

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

As of December 31, 2019	Stage 1	Stage 2	Stage 3	Total
Low to fair risk	66,506	138	—	66,644
Monitoring	—	2,801	49	2,850
Impaired	—	—	4,345	4,345
Loss allowance	(1,808)	(923)	(3,336)	(6,067)

Total	64,698	2,016	1,058	67,772

        The table below summarizes information regarding the quality of loans to legal entities:

As of December 31, 2020	Stage 1	Stage 2	Stage 3	Total
Low to fair risk	12,136	2,947	—	15,083
Monitoring	6,106	3,649	—	9,755
Doubtful	—	—	877	877
Impaired	—	—	2,623	2,623
Loss allowance	(899)	(141)	(2,704)	(3,744)

Total	17,343	6,455	796	24,594

As of December 31, 2019	Stage 1	Stage 2	Stage 3	Total
Low to fair risk	11,711	1,728	—	13,439
Monitoring	7,396	1,489	—	8,885
Impaired	—	—	3,826	3,826
Loss allowance	(681)	(77)	(3,199)	(3,957)

Total	18,426	3,140	627	22,193

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Analysis by credit quality of loans to individuals outstanding as of December 31, 2020 is as follows:

As of December 31, 2020	Gross loans	Provision for ECL	Net loans	Provision for ECL to gross loans
Collectively assessed
Not past due	88,056	(3,101)	84,955	4%
Overdue:
up to 30 days	2,370	(507)	1,863	21%
31 to 60 days	841	(506)	335	60%
61 to 90 days	605	(432)	173	71%
91 to 180 days	1,739	(1,373)	366	79%
over 180 days	7,523	(6,431)	1,092	85%

Total collectively assessed loans	101,134	(12,350)	88,784	12%

Individually impaired
Not past due	256	(90)	166	35%
Overdue:
up to 30 days	46	(12)	34	0%
31 to 60 days	7	—	7	0%
61 to 90 days	—	—	—	—
91 to 180 days	6	—	6	0%
over 180 days	377	(240)	137	64%
Total individually impaired loans	692	(342)	350	49%

Total	101,826	(12,692)	89,134	12%

        Analysis by credit quality of loans to medium-sized enterprises and small businesses outstanding as of December 31, 2020 is as follows:

As of December 31, 2020	Gross loans	Provision for ECL	Net loans	Provision for ECL to gross loans
Collectively assessed
Not past due	1,025	(16)	1,009	2%
Overdue:
up to 30 days	29	(6)	23	21%
31 to 60 days	8	(3)	5	37%
61 to 90 days	8	(5)	3	64%
91 to 180 days	22	(12)	10	54%
over 180 days	644	(407)	237	63%

Total collectively assessed loans	1,736	(449)	1,287	26%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Analysis by credit quality of loans to individuals outstanding as of December 31, 2019 is as follows:

As of December 31, 2019	Gross loans	Provision for ECL	Net loans	Provision for ECL to gross loans
Collectively assessed
Not past due	66,506	(1,664)	64,842	3%
Overdue:
up to 30 days	1,841	(472)	1,369	26%
31 to 60 days	519	(293)	226	56%
61 to 90 days	441	(282)	159	64%
91 to 180 days	1,110	(816)	294	74%
over 180 days	2,615	(2,043)	572	78%

Total collectively assessed loans	73,032	(5,570)	67,462	8%

Individually impaired
Not past due	495	(380)	115	77%
Overdue:
up to 30 days	48	(15)	33	31%
31 to 60 days	—	—	—	0%
61 to 90 days	1	—	1	0%
91 to 180 days	4	—	4	0%
over 180 days	259	(102)	157	39%
Total individually impaired loans	807	(497)	310	62%

Total	73,839	(6,067)	67,772	8%

        Analysis by credit quality of loans to medium-sized enterprises and small businesses outstanding as of December 31, 2019 is as follows:

As of December 31, 2019	Gross loans	Provision for ECL	Net loans	Provision for ECL to gross loans
Collectively assessed
Not past due	1,213	(19)	1,194	2%
Overdue:
up to 30 days	29	(9)	20	31%
31 to 60 days	30	—	30	0%
61 to 90 days	—	—	—	0%
91 to 180 days	14	(3)	11	21%
over 180 days	672	(399)	273	59%

Total collectively assessed loans	1,958	(430)	1,528	22%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

Bank deposits and liabilities

        The table below represents the structure and amounts of current and non-current bank deposits and liabilities as of December 31, 2020 and 2019.

	December 31,
	2020	2019
Customer accounts	139,438	122,809
Due to banks and other financial institutions	24,644	12,305
Debt securities issued	1,840	1,421
Financial liabilities at fair value through profit or loss	2	297
Other financial liabilities	1,753	1,120

Total bank deposits and liabilities	167,677	137,952

Less: current portion	(165,794)	(136,147)

Total bank deposits and liabilities, non-current	1,883	1,805

        The structure and amounts of customer accounts of December 31, 2020 and 2019 are presented below:

	December 31,
	2020	2019
Legal entities
— Current/settlement accounts	13,163	10,005
— Term deposits	19,466	12,092
Individuals
— Current/settlement accounts	18,219	14,915
— Term deposits	88,590	85,797

Total customer accounts	139,438	122,809

        The structure and amounts of due to banks as of December 31, 2020 and 2019 are presented below:

	December 31,
	2020	2019
Loans under repurchase agreements	20,540	11,994
Loans and term deposits from banks and other financial institutions	2,732	50
Correspondent accounts of other banks	1,372	261

Total due to banks	24,644	12,305

        Loans under repurchase agreements were secured by the following collateral:

  •
  Securities measured at fair value through profit/loss with the value of RUB 9,678 million as of December 31, 2020;

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

  •
  Securities measured at amortized cost with the value of RUB 1,557 million and RUB 8,719 million as of December 31, 2020 and 2019 respectively;

  •
  Federal Loan Bonds (OFZ) received from Deposit Insurance Agency (DIA) as a subordinated securities loan in the amount of RUB 6,374 million and RUB 3,518 million as of December 31, 2020 and 2019 respectively.

        In November 2015, MTS Bank received a subordinated debt of RUB 7,246 million in the form of OFZ from the state corporation DIA with the date of maturity January 22, 2025. In accordance with the terms of the contract, MTS Bank should return the securities to the creditor at the end of the contract period. The Group does not recognize the securities and the obligation to return them to the creditor in the consolidated statement of financial position as of December 31, 2020 and 2019. In accordance with the contract, MTS Bank should comply with certain covenants with respect to capital, loan portfolio, employee benefits. If the above conditions are not met, DIA may apply penalties to MTS Bank. The contract also includes certain restrictions on sale or repledge of the securities by MTS Bank.

        An analysis of liquidity and interest rate risk inherent to bank assets as of December 31, 2020 and 2019 is presented in the following table. The maturity corresponds to the contractual terms. However, individuals are entitled to terminate their deposit agreement ahead of schedule.

As of December 31, 2020	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Financial assets
Financial assets at fair value through profit or loss	21,823	—	—	—	—	1	21,824
Due from banks	16,915	—	—	—	—	—	16,915
Loans to customers*	6,455	15,949	38,916	57,422	8,971	2,150	129,863
Investments in securities	15	166	643	8,760	—	—	9,584

Total interest bearing financial assets	45,208	16,115	39,559	66,182	8,971	2,151	178,186

Cash and cash equivalents	22,274	—	—	—	—	—	22,274
Due from banks	1,180	—	—	—	—	—	1,180
Currency forwards and options not designated as hedges	1	1	—	—	—	—	2
Other financial assets*	962	125	35	—	—	47	1,169

Total non-interest bearing financial assets	24,417	126	35	—	—	47	24,625

Total financial assets	69,625	16,241	39,594	66,182	8,971	2,198	202,811

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Financial liabilities
Due to banks and other financial institutions	(22,962)	—	(127)	—	—	(23,089)
Customer accounts*	(21,827)	(15,109)	(69,684)	(1,423)	—	(108,043)
Debt securities issued	(1,204)	—	(341)	(295)	—	(1,840)
Lease obligations*	(11)	(47)	(196)	(332)	—	(586)

Total interest bearing financial liabilities	(46,004)	(15,156)	(70,348)	(2,050)	—	(133,558)

Currency forwards and options not designated as hedges	(1)	(1)	—	—	—	(2)
Obligation to deliver securities	—	—	—	—	—
Due to banks and other financial institutions	(1,372)	—	—	—	—	(1,372)
Customer accounts*	(41,698)	—	—	—	—	(41,698)
Other financial liabilities*	(2,231)	(492)	(1,472)	—	—	(4,195)
Total non-interest bearing financial liabilities	(45,302)	(493)	(1,472)	—	—	(47,267)

Total financial liabilities	(91,306)	(15,649)	(71,820)	(2,050)	—	(180,825)

Liquidity gap	(21,681)	592	(32,226)	64,132	8,971

Stable sources of funding	42,378	1,823	30,814	(15,970)	(59,045)

Net liquidity gap	20,697	2,415	(1,412)	48,162	(50,074)

Cumulative liquidity gap	20,697	23,112	21,700	69,862	19,788

* Including intercompany balances	8,776	(7,808)	(4,361)	(1,971)	—	(5,364)

As of December 31, 2019	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Financial assets
Financial assets at fair value through profit or loss	13,273	—	—	—	—	—	13,273
Due from banks	1,831	—	—	—	—	—	1,831
Loans to customers	4,366	12,334	33,371	49,138	6,187	1,783	107,179
Investments in securities	5	10	6,059	8,937	442	—	15,453

Total interest bearing financial assets	19,475	12,344	39,430	58,075	6,629	1,783	137,736

Cash and cash equivalents	26,244	—	—	—	—	—	26,244
Due from banks	466	128	697	9	—	—	1,300
Currency forwards and options not designated as hedges	—	26	—	—	—	—	26
Other financial assets*	683	57	57	—	—	21	818

Total non-interest bearing financial assets	27,393	211	754	9	—	21	28,388

Total financial assets	46,868	12,555	40,184	58,084	6,629	1,804	166,124

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Financial liabilities
Due to banks and other financial institutions	(12,044)	—	—	—	—	(12,044)
Customer accounts*	(16,094)	(12,746)	(69,178)	(928)	—	(98,946)
Debt securities issued	(445)	(701)	(70)	(354)	—	(1,570)
Lease obligations*	—	(15)	(234)	(377)	—	(626)

Total interest bearing financial liabilities	(28,583)	(13,462)	(69,482)	(1,659)	—	(113,186)

Currency forwards and options not designated as hedges	—	(25)	—	—	—	(25)
Obligation to deliver securities	(272)	—	—	—	—	(272)
Due to banks and other financial institutions	(261)	—	—	—	—	(261)
Customer accounts*	(30,152)	—	—	—	—	(30,152)
Other financial liabilities	(1,987)	(550)	(1,534)	—	—	(4,071)
Debt securities issued	—	(8)	(64)	(323)	(463)	(858)
Total non-interest bearing financial liabilities	(32,672)	(583)	(1,598)	(323)	(463)	(35,639)

Total financial liabilities	(61,255)	(14,045)	(71,080)	(1,982)	(463)	(148,825)

Liquidity gap	(14,387)	(1,490)	(30,896)	56,102	6,166

Stable sources of funding	40,625	641	30,855	(14,270)	(57,852)

Net liquidity gap	26,238	(849)	(41)	41,832	(51,686)

Cumulative liquidity gap	26,238	25,389	25,348	67,180	15,494

* Including intercompany balances	6,802	593	(13,532)	(2,960)	—	(9,097)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

        Analysis of the liquidity and interest rate risks as of December 31, 2020 and 2019 is presented in the following table. The amounts in the table below represent future aggregate undiscounted cash flows.

As of December 31, 2020	Weighted average interest rate	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Interest bearing financial liabilities
Due to banks	4.4%	22,962	—	127	—	—	—	23,089
Customer accounts*	5.9%	22,046	15,352	71,255	1,458	—	—	110,111
Debt securities issued	4.0%	1,204	—	348	321		—	1,873
Lease obligations*	6.1%	10	48	204	377	—	—	639

Total interest bearing financial liabilities		46,222	15,400	71,934	2,156	—	—	135,712

Non-interest bearing financial liabilities
Financial liabilities at fair value through profit or loss		—	—	—	—	—	—	—
Due to banks		1,372	—	—	—	—	—	1,372
Customer accounts*		41,968	—	—	—	—	—	41,968
Other financial liabilities*		2,231	492	1,472	—	—	—	4,195

Total non-interest bearing financial liabilities and commitments		45,571	492	1,472	—	—	—	47,535

Total financial liabilities		91,793	15,892	73,406	2,156	—	—	183,247

* Including intercompany balances		10,770	8	39	58	—	—	10,875

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

As of December 31, 2019	Weighted average interest rate	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Interest bearing financial liabilities
Due to banks	6.5%	12,064	—	—	—	—	—	12,064
Customer accounts*	5.9%	16,337	13,273	71,588	957	—	—	102,155
Debt securities issued	9.5%	458	707	71	354	—	—	1,590
Lease obligations*	6.8%	26	40	195	444	—	—	705

Total interest bearing financial liabilities		28,885	14,020	71,854	1,755	—	—	116,514

Non-interest bearing financial liabilities
Financial liabilities at fair value through profit or loss		272	—	—	—	—	—	272
Due to banks		261	—	—	—	—	—	261
Customer accounts*		30,152	—	—	—	—	—	30,152
Other financial liabilities		1,987	550	1,534	—	—	—	4,071
Debt securities issued		—	9	64	323	463	—	859

Total non-interest bearing financial liabilities and commitments		32,672	559	1,598	323	463	—	35,615

Total financial liabilities		61,557	14,579	73,452	2,078	463	—	152,129

* Including intercompany balances		6,936	214	—	—	—	—	7,150

        The Group has contingent liabilities (future period obligations) represented by bank guarantees in amount of RUB 9.8 million as at December 31, 2020 (RUB 5 million as at December 31, 2019). The Group is not subject to Credit risk on these obligations.

        Information on the maximum amount of credit risk on guarantees issued and commitments on loans is presented below:

As of December 31, 2020	Stage 1	Stage 2	Stage 3	Total
Commitments on loans	21,410	1,729	56	23,195
Guarantees issued	21,426	2,084	247	23,757

Less provision	(340)	(33)	(213)	(586)

Total commitments on loans and guarantees issued	42,496	3,780	90	46,366

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

31. BANK FINANCIAL ASSETS AND LIABILITIES (Continued)

As of December 31, 2019	Stage 1	Stage 2	Stage 3	Total
Commitments on loans	18,890	4,909	13	23,812
Guarantees issued	18,204	1,398	244	19,846

Less provision	(339)	(17)	(47)	(403)

Total commitments on loans and guarantees issued	36,755	6,290	210	43,255

32. RELATED PARTIES

        Related parties include the controlling shareholder of the Group, entities under common ownership with the Group, affiliated companies, associated and joint ventures.

        The aggregated impact of transactions with related parties to the Group's statements of financial position as of December 31, 2020 and 2019 and statements of profit or loss for the years then ended was the following:

	December 31,
	2020	2019
Statements of financial position:
Advances given for property, plant and equipment	1,109	3,866
Right-of-use assets	4,957	4,526
Other investments	529	149
Accounts receivable, non-current	5,209	10,787
Bank loans to customers, non-current	2,856	4,150
Accounts receivable, current	8,980	5,872
Bank loans to customers, current	5,162	1,677
Short-term investments	3	246
Advances paid and prepaid expenses	1,526	—
Cash and cash equivalents	321	282
Loans receivable, non-current	11	—
Lease obligations, non-current	4,878	5,160
Bank deposits and liabilities, non-current	124	153
Dividends payable	3	11,747
Accounts payable, current	3,146	558
Loans receivable, current	1,792	688
Lease obligations, current	738	763
Bank deposits and liabilities, current	52,248	41,198

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. RELATED PARTIES (Continued)

Statements of profit or loss	2020	2019	2018
Revenue	5,832	4,932	4,352
Cost of services	2,842	3,237	1,696
Selling, general and administrative expenses	2,694	3,188	2,948
Other operating income / (expense)	2,147	5,190	878
Other expense	278	—	—
Finance income / (loss)	1,289	1,662	1,398
Interest expenses under lease arrangements	442	447	135

        Terms and conditions of transactions with related parties—Outstanding balances as of December 31, 2020 and 2019 were unsecured and settlements are made on a cash basis. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2020, the Group had no significant amounts of impairment relating to receivables owed by related parties as well as expenses recognized during the years ended December 31, 2020 and 2019 in respect to bad or doubtful debts from related parties.

        The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

        Balances of related parties' transactions as of December 31, 2020 and 2019 were as follows:

	December 31,
	2020	2019
Advances for property, plant and equipment:
Sistema's subsidiaries	1,096	2,501
Sistema's associates	13	1,365

Total advances for property, plant and equipment, related parties	1,109	3,866

Carrying value of right-of-use assets:
Sistema's subsidiaries	4,845	4,386
Sistema's associates	93	108
The Group's associates	11	26
Other related parties	8	6

Total carrying value of right-of-use assets, related parties	4,957	4,526

Other investments:
Sistema's subsidiaries	253	—
The Group's associates	74	—

Total other investments, related parties	327	—

Other investments in shares:
Sistema's subsidiaries	117	149
The Group's associates	85	—

Total investments in shares, related parties	202	149

Accounts receivable, non-current:

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. RELATED PARTIES (Continued)

	December 31,
	2020	2019
Sistema's subsidiaries	5,209	8,153
Sistema, parent company	—	2,634

Total accounts receivable, non-current, related parties	5,209	10,787

Bank loans to customers, non-current:
Sistema's subsidiaries	1,480	1,277
Sistema's associates	1,376	2,873

Total bank loans to customers, related parties, non-current	2,856	4,150

Accounts receivable, current:
Sistema's subsidiaries	4,571	2,652
Sistema, parent company	2,829	2,634
The Group's associates	1,397	562
Sistema's associates	57	22
Other related parties	126	2

Total accounts receivable from related parties, current	8,980	5,872

Bank loans to customers, current:
Sistema's associates	2,819	105
Sistema, parent company	1,831	1,440
Sistema's subsidiaries	464	81
Key management personnel of the Group and its parent	48	51

Total bank loans to customers, related parties, current	5,162	1,677

Short-term investments:
Sistema's subsidiaries	3	246

Total short-term investments in related parties	3	246

Advances paid and prepaid expenses:
Sistema's subsidiaries	1,518	—
Other related parties	8	—

Total advances paid and prepaid expenses, related parties	1,526	—

Loans receivable, non-current:
Sistema's subsidiaries	11	—

Total loans receivable to related parties, non-current	11	—

Lease obligations, non-current:
Sistema's subsidiaries	4,801	5,069
Sistema's associates	66	81
The Group's associates	4	5
Other related parties	7	5

Total lease obligations, related parties, non-current	4,878	5,160

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. RELATED PARTIES (Continued)

	December 31,
	2020	2019
Bank deposits and liabilities, non-current:
Key management personnel	124	153

Total bank deposits and liabilities, related parties, non-current	124	153

Dividends payable:
Sistema's subsidiaries	3	3,338
Sistema, parent company	—	8,409

Total dividends payable, related parties	3	11,747

Accounts payable, current:
Sistema's subsidiaries	1,631	290
Sistema's associates	958	154
The Group's associates	553	114
Other related parties	4	—

Total accounts payable to related parties, current	3,146	558

Loans receivable, current:
The Group's associates	1,776	688
Sistema's subsidiaries	16	—

Total loans receivable to related parties, current	1,792	688

Lease obligations, current:
Sistema's subsidiaries	724	743
Sistema's associates	13	17
The Group's associates	1	3

Total lease obligations, related parties, current	738	763

Bank deposits and liabilities, current:
Key management personnel of the Group and its parent	34,708	31,481
Sistema's subsidiaries	10,752	4,030
Sistema, parent company	3,218	242
Sistema's associates	2,689	2,502
The Group's associates	415	2,679
Other related parties	466	264

Total bank deposits and liabilities, related parties, current	52,248	41,198

        Operating transactions—During the years ended December 31, 2020, 2019 and 2018 the Group provided the following services to related parties—electricity supply, software supplies, Internet and video/image transmission services, roaming, interconnect and other telecommunication services, banking and call center services.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. RELATED PARTIES (Continued)

        At the same time the Group incurred security expenses, asset management expenses, interest expenses on bank accounts and deposits of the Group's key management personnel, telecommunication expenses, dismantling equipment expenses and income from scrap metal sales, rent, result of sale and leaseback transactions.

	2020	2019	2018
Revenues from related parties:
Sistema's subsidiaries	4,371	3,740	2,057
Sistema's associates	615	407	47
The Group's associates	418	550	2,098
Sistema, parent company	143	127	80
Other related parties	285	108	70

Total revenues from related parties	5,832	4,932	4,352

Cost of services:
Key management personnel of the Group and its parent	1,830	1,973	705
Sistema's subsidiaries	599	507	441
Sistema, parent company	141	377	289
Sistema's associates	127	139	32
The Group's associates	126	135	120
Other related parties	19	106	109

Total cost of services incurred on transactions with related parties	2,842	3,237	1,696

Selling, general and administrative expenses:
Key management personnel of the Group and its parent	2,003	2,372	1,370
Sistema's subsidiaries	625	672	316
The Group's associates	30	91	1,218
Sistema's associates	(2)	25	21
Other related parties	38	28	23

Total selling, general and administrative expenses incurred on transactions with related parties	2,694	3,188	2,948

Other operating income / (expense):
Sistema's subsidiaries	2,160	5,203	865
Sistema's associates	(17)	(19)	1
The Group's associates	4	6	7
Sistema, parent company	—	—	5

Total Other operating income / (expense) incurred on transactions with related parties	2,147	5,190	878

Other expense:
The Group's associates	278	—	—

Total other expense from related parties	278	—	—

Finance income / (loss):

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. RELATED PARTIES (Continued)

	2020	2019	2018
Sistema's subsidiaries	1,058	821	472
Sistema, parent company	295	367	4
The Group's associates	(64)	474	922

Total finance income from related parties	1,289	1,662	1,398

Interest expense accrued on those finance lease obligations:
Sistema's subsidiaries	434	438	133
Sistema's associates	7	8	—
The Group's associates	1	1	2

Total Interest expense accrued on those finance lease obligations, related parties	442	447	135

        During the years 2020, 2019 and 2018, the Group acquired property, plant and equipment and intangible assets from related party in the amount of:

	2020	2019	2018
Purchases of property, plant and equipment, intangible assets and other assets:
Sistema's associates	6,299	410	9
Sistema's subsidiaries	3,324	656	6,610
The Group's associates	127	178	28
Other related parties	112	—	—

Total purchases of property, plant and equipment, intangible assets and other assets, related parties	9,862	1,244	6,647

        MTS Bank—On July 5, 2018 the Group acquired the controlling stake in MTS Bank and thus it ceased to be a related party to the Group since the acquisition date.

        East-West United Bank—The Group maintains certain bank accounts with East-West United Bank, a subsidiary of Sistema. As of December 31, 2020 and 2019, the Group's cash position at East-West United Bank amounted to RUB 321 million and RUB 282 million, respectively.

        Business Nedvizhimost—In 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost, subsidiary of Sistema, for RUB 8,500 million in total. As of December 31, 2020 and 2019 the balance of related accounts receivable amounted to RUB 3,070 million and RUB 2,916 million, respectively. The amount as of December 31, 2020 is due before December 31, 2021 and bears an interest of CBR key rate + 1.5% p.a.

        In December 2018, the Group sold its 40.26% stake in a mutual investment fund Sistema-Rentnaya Nedvizhimost to Business Nedvizhimost for RUB 450 million. The remaining investment in the joint venture amounted to RUB 636 million as of December 31, 2020 (Note 17).

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

32. RELATED PARTIES (Continued)

        In March 2019, in order to optimize the processes of real estate management, the Group sold a number of buildings with carrying value of RUB 1,479 million to Business Nedvizhimost for the consideration of RUB 7,247 million (including VAT). The consideration is payable by installments for 10 years at 9% per annum with the collateral in the form of disposed buildings granted by the buyer. At the same time, the Group entered into a number of agreements to lease spaces in the buildings sold for the period of up to 15 years (leaseback).

        As a result of this transaction, the Group recorded right-of-use assets of RUB 3,123 million, lease obligation of RUB 5,197 million and recognized a gain in the amount of RUB 1,745 million as a part of "Other income" in consolidated statement of profit or loss in 2019.

        Sistema—In March 2019, the Group disposed of its 18.69% interest in the Group's associate OZON to Sistema for RUB 7,902 million (Note 17). As of December 31, 2020 and 2019 the balance of accounts receivable amounted to RUB 2,829 million and RUB 5,267 million, respectively.

        In October 2020, the Group disposed of 100% in Nvision Group to Sistema and since then it is considered to be a related party instead of subsidiary of the Group (Note 12).

        Yahont—In October 2019, the Group entered into agreements with Yahont, an associate of Sistema, for the data storage systems and related services supply. The equipment purchased supports development of the Group network infrastructure, including implementation of the requirements of anti-terror laws (also known as "Yarovaya-Ozerov bundle of laws"), which became effective in Russia on July 1, 2018.

        The amounts of equipment purchased during the years ended December 31, 2020 and 2019 were RUB 6,266 million and RUB 340 million, respectively.

        Lease payments—During the years ended December 31 2020, 2019 and 2018, the MTS Group made lease payments (capitalized in accordance with IFRS 16) in the amount of RUB 1,530 million, RUB 1,240 million and RUB 499 million, respectively, in favor of the Related Parties.

        Remuneration of key management personnel—Key management personnel of the Group are members of the Board of Directors and Management Board. During the years ended December 31 2020, 2019 and 2018 their total remuneration amounted to RUB 1,309 million, RUB 1,574 million and RUB 816 million, respectively, including social contributions of RUB 214 million, RUB 219 million and RUB 75 million, respectively. These amounts comprised of RUB 690 million, RUB 917 million and RUB 504 million in base salaries and 619 RUB million, RUB 657 million and RUB 312 million in bonuses paid pursuant to a bonus plan, respectively (including social contributions).

        The management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued during the years ended December 31 2020, 2019 and 2018 amounted to RUB 694 million, RUB 798 million and RUB 554 million, respectively, including social contributions amounted to RUB 79 million, RUB 53 million and RUB 72 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

33. SHAREHOLDERS' EQUITY

        Common stock (ordinary shares)—The Group had 1,998,381,575 authorized and issued ordinary shares with par value 0.1 RUB as of December 31, 2020 and 2019. Preferred shares have not been authorized and issued.

        Shares of common stock repurchased by the Group are recorded at cost as treasury stock and reduce the shareholders' equity in the Group's consolidated financial statements. As of December 31, 2020, the total shares in treasury stock comprised 271,479,406 and 1,726,902,169 shares were outstanding. As of December 31, 2019, the total shares in treasury stock comprised 225,547,422 and 1,772,834,153 shares were outstanding.

        Information on shares repurchased by the Group is presented as follows:

	December, 31
	2020		2019		2018
	Shares	RUBm	Shares	RUBm	Shares	RUBm
Open market	26,038,847	8,525	32,589,740	8,472	37,399,328	10,332
Sistema Finance	22,758,872	7,485	28,929,344	7,450	45,269,718	12,235

Total	48,797,719	16,010	61,519,084	15,922	82,669,046	22,567

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

        Financial instruments revaluation reserve is used to record the accumulated impact of derivatives designated as cash flow hedges and revaluation of investments available for sale.

        Remeasurements of the net defined benefit liability is used to recognize actuarial gains and losses related to the pension program set for employees of the Group's subsidiary MGTS.

Non-controlling interests

        As of December 31, 2020 and 2019, MGTS and MTS Bank were the only subsidiaries of the Group, which had material non-controlling interests.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

33. SHAREHOLDERS' EQUITY (Continued)

        The summarized financial information of MGTS and MTS Bank is presented as follows:

MGTS	2020	2019	2018
Non-controlling interests opening balance	(3,328)	(3,649)	(4,180)

Profit for the year attributable to non-controlling interests	(675)	(806)	(619)
Dividends to non-controlling interests	—	1,123	1,165
Other	(52)	4	(15)

Non-controlling interests closing balance	(4,055)	(3,328)	(3,649)

	December 31,
MTS Bank	2020	2019
Non-controlling interests opening balance	(53)	(8,698)

Loss/(profit) for the year attributable to non-controlling interests	2	(51)
Acquisitions under common control	7	—
Acquisition of additional ownership interests under common control	—	8,700
Other	41	(4)

Non-controlling interests closing balance	(3)	(53)

	December 31,
MGTS	2020	2019
Current assets	17,052	16,271
Non-current assets	66,129	52,539
Current liabilities	(18,471)	(17,224)
Non-current liabilities	(19,881)	(19,641)

	December 31,
MTS Bank	2020	2019
Current assets	126,811	100,230
Non-current assets	59,178	52,668
Current liabilities	(180,509)	(148,288)
Non-current liabilities	(2,851)	(2,303)

	Year ended December 31,
MGTS	2020	2019	2018
Revenue, gross of intercompany	(41,103)	(39,479)	(39,375)
Profit for the year, gross of intercompany	(11,811)	(14,148)	(10,846)

	Year ended December 31,
MTS Bank	2020	2019	2018
Revenue, gross of intercompany	(35,078)	(29,869)	(11,871)
Profit for the year, gross of intercompany	(1,121)	(1,318)	(468)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

33. SHAREHOLDERS' EQUITY (Continued)

Dividends

        As a leading telecommunications group with a home base in developing markets, the primary need of the Group is to maintain sufficient resources and flexibility to meet financial and operational requirements. At the same time, the Group continually seeks ways to create shareholder value through both its commercial and financial strategies, including organic and non-organic development as well as the Group's capital management practices.

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

        The following table summarizes the Group's declared cash dividends for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Dividends declared (including dividends on treasury shares of 6,936, 9,449 and 3,037 respectively)	58,948	83,751	51,958
Dividends, RUB per ADS	59.00	83.82	52.00
Dividends, RUB per share	29.50	41.91	26.00

        As of December 31, 2020 and 2019, dividends payable were RUB 108 million and RUB 23,079 million, respectively, and included in the trade and other payables within the consolidated statement of financial position.

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

        The amount of the liability under the option agreement was RUB 3,629 million as of December 31, 2018 (Note 29).

35. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2020, the Group had entered into purchase agreements of approximately RUB 62,616 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Taxation—Management believes that it has adequately provided for tax liabilities in the accompanying condensed consolidated financial statements. However, the risk remains that the relevant tax authorities could take different positions with regard to interpretive issues and the effect could be significant.

        The Group estimates the following contingent liabilities in respect of additional tax settlements:

	December 31,
	2020	2019
Contingent liabilities for additional taxes other than income tax	1,043	986
Contingent liabilities for additional income taxes	892	2,173

        Licenses—Management believes that as of December 31, 2020 the Group complied with conditions of the licenses used.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

35. COMMITMENTS AND CONTINGENCIES (Continued)

        Antimonopoly proceedings—In August 2018, the Federal Antimonopoly Service of Russia ("FAS Russia") charged MTS and other federal operators with violation of antimonopoly laws in respect to establishing discriminatory terms and conditions for bulk SMS pricing for the banks with state-owned equity interest as compared to the terms and conditions for other banks and later—with establishing unreasonably high bulk SMS prices. In May 2019, FAS Russia considered that MTS had breached the provisions of antimonopoly laws in respect to establishing discriminatory terms and conditions for bulk SMS pricing and charging unreasonably high bulk SMS prices, prescribing MTS to cease its violations. MTS contested the decision and the prescription of FAS Russia in the Moscow Arbitration Court, which upheld the position of FAS Russia in November 2019, following by the Arbitration Court of Appeal in March 2020. MTS filed a cassation appeal to the Arbitration Court of the Moscow District, which also upheld the position of FAS Russia. In December 2020, MTS cassation appeal was rejected by the Judicial Chamber of the Supreme Court. Management of the Group believes that as of December 31, 2020 it has adequately provided for charges imposed by FAS Russia and other related expenses.

        Potential adverse effects of economic instability and sanctions in Russia—In 2014 political and economic sanctions targeting certain Russian economic sectors were introduced by the EU, US and other countries. Sanctions were subsequently extended and there is significant uncertainty regarding the extent and timing of further sanctions. Furthermore, the Russian Ruble has significantly depreciated against the U.S. Dollar and Euro and Ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% in December, 2014. In 2018, due to Russia's ability to remain stable amid severe external shocks, Russia's sovereign credit ratings were increased from "stable" to "positive". The Central Bank of Russia has gradually decreased its key rate to 6.25% as of December 31, 2019 and further to 4.25% as of December 31, 2020.

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

        In 2020 the government of Russia took actions and issued guidelines to protect public health during COVID-19 pandemic, which have affected Group's business and financial situation (as disclosed in Note 3). It's currently impossible to reliably evaluate further implications of COVID-19 pandemic for the Group's business and financial situation.

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

35. COMMITMENTS AND CONTINGENCIES (Continued)

        The United States District Court for the Southern District of New York approved a deferred prosecution agreement ("DPA") entered by the Group and a plea agreement entered into a subsidiary of the Group in Uzbekistan.

        Under the agreements with the DOJ and SEC, the Group agreed to pay a total penalty of USD 850 million (RUB 59.1 billion as of December 31, 2018) to the United States, which was comprised of a criminal fine, criminal forfeiture and civil penalty. The Group provided a provision of USD 850 million (RUB 55.8 billion as of the date of accrual), which was recognized as a part of discontinued operations in the consolidated statements of profit or loss for the year ended December 31, 2018. In March 2019, the Group paid the total penalty of USD 850 million (RUB 55.6 billion as of the payment date).

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

        Class action complaint—In March 2019, a proposed class action complaint on behalf of Shayan Salim and all other persons similarly situated has been filed in the United States District Court for the Eastern District of New York against MTS PJSC and certain of its managers. On 1 March 2021, US District Judge of Eastern District Court of New York granted MTS's motion to dismiss with prejudice and dismissed the complaint in full.

36. SUBSEQUENT EVENTS

        Disposal of STS-Ukraine—In February 2021, the Group sold 100% stake in LLC "Sitronics Telecom Solutions Ukraine" ("STS-Ukraine") for RUB 52 million. The results of this transaction will be included in the financial statements of the Group for the year ended December 31, 2021. The Group classified the associated assets and liabilities as "held for sale" as of December 31, 2020 and measured at carrying value. Balances were attributable to "Other" category in reportable segments and comprised of:

Current assents	282
Non-current assets	50

Total assets related to disposal group held for sale	332

Current liabilities	275
Non-current liabilities	16

Total liabilities related to disposal group held for sale	291