Form 20-F
period 2021-12-31
MOBILE TELESYSTEMS PUBLIC JOINT STOCK Co
filed 2022-04-05
CIK 1115837

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2021

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
Phone: +7 495 223 20 25, E mail: ir@mts.ru
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
COMMON AMERICAN DEPOSITARY SHARES, EACH COMMON ADS REPRESENTING TWO COMMON SHARES	MBT	NEW YORK STOCK EXCHANGE
NEW YORK STOCK EXCHANGE(1)
COMMON SHARES, PAR VALUE 0.10 RUSSIAN RUBLES PER SHARE

(1)	Listed, not for trading or quotation purposes, but only in connection with the registration of common ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,129,245,695 ordinary shares, par value 0.10 Russian rubles each and 391,398,362 American Depositary Shares as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ◻

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ◻ No ☒

Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) “MTS,” “the Group,” “the Company,” “we,” “us,” or “our” are to Mobile TeleSystems Public Joint Stock Company individually or together with its

i

subsidiaries as the context may require; (ii) “Vodafone Ukraine” and “VF Ukraine” are to Private Joint Stock Company “VF Ukraine”(formerly PJSC MTS Ukraine) which is our former subsidiary in Ukraine disposed of in December 2019; (iii) “Uzdunrobita” are to our former subsidiary in Uzbekistan, which was deconsolidated in 2013; (iv) “MTS-Turkmenistan” our Turkmenistan subsidiary and “BCTI” are to Barash Communication Technologies, Inc., our former Turkmenistan subsidiary, which was compelled to suspend communication services in Turkmenistan in 2017; (v) “Comstar” or “Comstar-UTS” are to COMSTAR—United TeleSystems, our former fixed line subsidiary, which was merged into MTS PJSC in 2011; (vi) “MGTS” are to Public Joint Stock Company Moscow City Telephone Network, our Moscow public switched telephone network (“PSTN”) fixed line subsidiary; and (vii) “MTS-Armenia,” “K-Telecom” or “VivaCell-MTS” are to our Armenian subsidiary; (viii) “MTS Bank” are to MTS Bank PJSC, our subsidiary that provides banking services; (ix) “UMS” are to Universal Mobile Systems LLC, our former subsidiary in Uzbekistan which was deconsolidated in 2016; (x) “NVision” or “NVision Group” are to our former subsidiary which provided integration services and was sold in 2019 to Sistema, becoming a related party,(xi) “Sistema” are to Sistema Public Joint Stock Financial Corporation, our significant shareholder. We refer to Mobile TeleSystems LLC, our 49% owned equity investee in Belarus, as “MTS Belarus.” As MTS Belarus is an equity investee, our revenues and subscriber data do not include MTS Belarus.

In this document, references to “U.S. dollars,” “dollars,” “$” or “USD” are to the lawful currency of the United States, “Russian rubles,” “rubles” or “RUB” are to the lawful currency of the Russian Federation, “hryvnias” are to the lawful currency of Ukraine, “soms” are to the lawful currency of Uzbekistan, “manats” are to the lawful currency of Turkmenistan, “dram” are to the lawful currency of Armenia and “€,” “euro” or “EUR” are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992. References in this document to “shares” or “ordinary shares” are to our ordinary shares, “ADSs” are to our American depositary shares, each of which represents two ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs. Prior to May 3, 2010, each ADS represented five ordinary shares of our common stock. “CIS” refers to the Commonwealth of Independent States. “CBR” refers to the Central Bank of Russia.

None of the websites referred to in this document, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this document.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2019	69.47	61.72	64.74	61.91
2020	80.88	60.95	72.15	73.88
2021	77.77	69.55	73.65	74.29
(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per
	U.S. dollar
	High	Low
July 2021	74.63	72.72
August 2021	74.36	72.79
September 2021	73.44	72.51
October 2021	72.92	69.55
November 2021	75.58	70.52
December 2021	74.89	73.19
January 2022	78.95	74.29
February 2022	86.93	74.72
March 2022(1)	120.38	84.09

Source: CBR.

(1)	For the period from March 1, 2022 to March 31, 2022.

The exchange rate between the ruble and the U.S. dollar quoted by the CBR for March 31, 2022 was 84.09 rubles per U.S. dollar.

ii

SUMMARY RISK FACTORS

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in the below “Risk Factors” section of this annual report. The following summarizes some, but not all, of the risks provided below:

Risks Relating to Business Operations in Emerging Markets

●	Emerging markets such as the Russian Federation and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, social, regulatory, tax and political risks which could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.

Risks Relating to Our Business including, among others, the following risks:

●	The telecommunications and digital services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease in our revenues.
●	We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the “FCPA”), and we may be subject to the UK Bribery Act 2010 (the “UK Bribery Act”). Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.
●	We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order.
●	We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation.
●	The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects.
●	If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins.
●	We may not realize the benefits we expect to receive from our investments in 4G and 5G wireless services and Internet of Things (IoT) technologies, which could have a material adverse effect on our business and results of operations.
●	If we are unable to successfully develop and/or deploy 4G and 5G wireless services in the countries in which we operate, or if any operators in those markets obtain a significant technological and/or commercial advantage over us in 4G and 5G wireless services, it may have a material adverse effect on our business and results of operations in the long term.
●	Failure to renew our licenses, or receive renewed or new licenses with similar terms to our existing licenses, could have a material adverse effect on our business and results of operations.
●	Failure to monitor, manage and prevent MTS Bank’s operational and technological risks, could have a material adverse effect on our business, financial condition and results of operations.
●	Changes to the rules and regulations involving roaming charges in Russia may adversely affect our financial condition and results of operations.

Risks Relating to Our Financial Condition including, among others, the following risks:

●	Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the value of our shares and ADSs to suffer.
●	Our inability to generate sufficient free cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.
●	Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs.
●	If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our Countries of Operation including, among others, the following risks:

•	Economic instability in the countries where we operate could adversely affect our business.
●	Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries.
●	Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.
●	Failure to comply with existing laws and regulations as well as requirements of international and regional standards or to obtain all approvals, authorizations and permits required to transmit television channels or operate telecommunications equipment, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.
●	Russian and foreign legislation on personal data and information security in information systems and communication networks may turn out to be hard to implement and require significant resources. Inability to comply with the requirements may lead to sanctions.
●	The Russian taxation system is underdeveloped and any imposition of significant additional tax liabilities could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to Our Shares and ADSs and the Trading Market including, among others, the following risks:

●	Government regulations may limit the ability of investors to deposit shares into our ADS facility.
●	The market price of our ADSs has been and may continue to be volatile, making it difficult for investors to resell our ADSs at or above the price paid.
●	Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.
●	ADS holders may be unable to repatriate distributions made on the shares and ADSs.
●	Foreign judgments may not be enforceable against us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “U.S. Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”). The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, risks and their assessment, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

MTS desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “predict,” “plan,” “may,” “should,” “could” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on our Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding:

●	our strategies, future plans, economic outlook, industry trends and potential for future growth;
●	our liquidity, capital resources and capital expenditures;
●	our payment of dividends;
●	our capital structure, including our indebtedness amounts;
●	our ability to generate sufficient cash flow to meet our debt service obligations;
●	our ability to achieve the anticipated levels of profitability;
●	our ability to timely develop and introduce new products and services;
●	our ability to obtain and maintain interconnect agreements;
●	our ability to secure the necessary spectrum and network infrastructure equipment;
●	our ability to meet license requirements and to obtain and maintain licenses and regulatory approvals;
●	our ability to maintain adequate customer care and to manage our churn rate; and
●	our ability to manage our rapid growth and train additional personnel.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

●	growth in demand for our services;
●	changes in consumer preferences or demand for our products;
●	availability of external financing on commercially acceptable terms;
●	the developments of our markets;
●	the highly competitive nature of our industry and changes to our business resulting from increased competition;
●	the impact of regulatory initiatives;
●	the rapid technological changes in our industry;
●	cost and synergy of our recent acquisitions;
●	the acceptance of new products and services by customers;
●	the condition of the economies of Russia, and certain other countries of the CIS;
●	risks relating to legislation, regulation and taxation in Russia and certain other CIS countries, including laws, regulations, decrees and decisions governing each of the telecommunications industries in the countries where we operate, currency and exchange controls relating to entities in Russia and other countries where we operate and taxation legislation relating to entities in Russia and other countries where we operate, and their official interpretation by governmental and other regulatory bodies and by the courts of Russia and the CIS;
●	political stability in Russia and certain other CIS countries;
●	further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs; and
●	the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission (the “SEC”).

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a certain degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occurs, our business, prospectus, financial condition or results of operations could be materially adversely affected. In that case, the value of our securities could also decline and you could lose all or part of your investment. In addition, please read “Cautionary Statement Regarding Forward-Looking Statements” where we describe additional uncertainties associated with our business and the forward looking statements included in this document.

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

When conducting business in different CIS countries, we may face risks similar to those (and sometime even more substantial) we have in Russia.

There are a number of risks associated with investing in emerging markets, including the following:

●	instability of emerging markets (for more information, see “—Risks Relating to Economic Risks in Our Countries of Operation” and “—Legal Risks and Uncertainties”);
●	high volatility of national currencies (for more information, see “—Risks Relating to our Financial Condition”);
●	possible geopolitical disputes (for more information, see “—Political and Social Risks”); and

●	possible liquidity constraints (for more information, see “—Risks Relating to Economic Risks in Our Countries of Operation” and “—Risks Relating to our Financial Condition”).

For example, in September 2020, martial law was declared in Armenia due to escalation of the conflict in Nagorno-Karabakh. Continued tensions or further escalation of the conflict could have a negative effect on the Armenian economy as well as our business, financial position and results of operations. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

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

The telecommunications industry as well as the digital services sector are subject to rapid and significant changes in technology and are characterized by the continuous introduction of new products and services. The mobile telecommunications and digital services industries in Russia are also experiencing significant technological change, as evidenced by the constant technological evolution of standards for radio telecommunications, such as Wi-Fi, Enhanced Data Rates for Global Evolution (“EDGE”), Universal Mobile Telecommunications System (“UMTS”), and Long Term Evolution (“LTE”), 5G, as well as ongoing improvements in the capacity and quality of communications, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face and it is possible that existing, proposed or as yet undeveloped technologies will become dominant in the future and render the technologies we use less profitable or even obsolete. New products and services that are more commercially effective than our products and services may also be developed. Furthermore, we may not be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology.

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

Generally, increased levels of competition, including potential entry of new companies particularly new mobile operators, government-backed operators, mobile virtual network operators, operators of satellite TV and alternative fixed line operators in the markets where we operate, as well as the strengthening of existing companies, increased use of IP-telephony and other services, provided via the internet, may adversely affect our ability to keep the level of revenue which we receive from our operations on the telecom and other digital markets. This in turn could result in reduced operating margins and a loss of market share and may have a material adverse effect on our business, financial condition and results of our operations.

Competition in the Russian market

Our principal wireless competitors in Russia are Public Joint Stock Company “Vimpel-Communications” (“VEON”), Public Joint Stock Company MegaFon (“MegaFon”), as well as the federal cellular operator established in 2014 by the combination of Tele2 Russia and the mobile assets of Public Joint Stock Company “Rostelecom” (“Rostelecom”). We also face competition from several regional operators.

In addition, we face competition in the fixed line telecommunications business, in particular from Rostelecom. For instance, in 2018, the Russian government made Rosetelecom the only provider of Internet services for state and municipal medical institutions in 2018 and 2019.

In November 2019, the Board of Directors of Rostelecom approved a transaction to consolidate 100% of LLC “T2 RTK Holding”, which was completed in 2020 and resulted in increasing competition.

In the area of digital services we compete with technological companies, such as Yandex Group, Sber Group, Mail.ru Group and others, which are focused on developing digital services, as part of either new or existing core elements of their business. Despite the fact that in Russia, local technological companies are currently successfully competing with global leaders such as Google, Apple, Amazon and Alibaba Group, etc., further penetration of global players into local markets of digital services, including Russia, may intensify competition in these markets. Digital markets are growing strongly, driven both by a natural trend and the additional impact of the COVID-19 pandemic, which has dramatically increased online consumption and the importance of digital sales channels. Due to these market dynamics, current positions of market participants are subject to significant change in the near term.

See also “—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins” below.

Competition in the foreign markets of our operation

In Belarus, our associate, MTS Belarus, while maintaining its leadership in the market in 2021, faces increasing competition and aggressive pricing from the main competitors – Best CJSC, a subsidiary of System Capital Management and Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), which operates in Belarus under the “life:)” brand and A1 (a subsidiary of A1 Telekom Austria Group) which actively promotes convergent services. Additionally, in 2011, the government of the Republic of Belarus announced its intention to hold a public tender to privatize a 51% stake in MTS Belarus with an opening price of approximately USD 1 billion. The public tender was scheduled to be held on December 23, 2011 but was cancelled due to a lack of bidders. The latest attempt to find an investor for the 51% stake in MTS Belarus took place in February 2014. However, it was unsuccessful for the same reason. A date for the next tender has not yet been specified. The terms of the share disposal have not yet been determined, although it may be conducted either through a public tender or by entering into a direct contract with a prospective purchaser. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus.

The change in ownership structure of Belarusian Cloud Technologies LLC (beCloud brand), which is the unified 4G infrastructure operator in Belarus, was effected at the end of 2021. The state acquired full control over the beCloud operation: Republican unitary enterprise “National traffic exchange center” increased its ownership up to 60%, the Republican Unitary Enterprise Beltelecom (owns 51% stake in Mobile TeleSystems JLLC) acquired a 40% stake. In January 2022, Beltelecom gained a license to provide mobile communications services, which will allow the company to compete in the mobile communications market.

We also face competition in Armenia. In October 2020, VEON telecommunications holding (Beeline trademark) reached an agreement to sell its business in Armenia to the local telecommunications company Team LLC. A possible sale of a Rostelecom subsidiary in Armenia, which provides fixed line service, was announced in January 2022. If one of the competitors buys this asset, it could have negative effect on our business, financial condition and results of operations in Armenia.

We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the “FCPA”), and we may be subject to the UK Bribery Act 2010 (the “UK Bribery Act”). Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

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

We operate primarily in Russia and other countries of the former Soviet Union, many of which pose elevated risks of corruption violations. We and certain of our subsidiaries are in frequent contact with persons who may be considered “foreign public officials” under the FCPA and UK Bribery Act, and therefore, are subject to an increased risk of potential FCPA and UK Bribery Act violations. If we or any third party acting on our behalf or in our interests are not in compliance with the FCPA, the UK Bribery Act and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial condition and liquidity.

As disclosed in our public filings, in March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group’s former subsidiary in Uzbekistan. See also Note 34 to our audited consolidated financial statements. In February 2019, the Group reached a resolution with the SEC and the United States Department of Justice (“DOJ”) relating to the previously disclosed investigation of our former subsidiary in Uzbekistan.

We consented to the entry of an administrative cease-and-desist order (the “Order”) by the SEC.

The United States District Court for the Southern District of New York approved a deferred prosecution agreement (“DPA”) entered by the Group and a plea agreement entered into by our subsidiary in Uzbekistan. Under the agreements with the DOJ, we agreed to pay a total criminal penalty of USD 850 million (RUB 59.1 billion as of December 31, 2018) to the United States. We provided a provision of USD 850 million (RUB 55.8 billion as of the date of accrual), which was recognized as a part of discontinued operations in the consolidated statement of profit or loss for the year ended December 31, 2018.

See also “—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order,” “—We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan.”

We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order.

We are subject to the DPA with the DOJ and the SEC Order. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan” and Note 34 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In conjunction with the DPA and pursuant to the SEC Order, we are required to retain, at our own expense, an independent compliance monitor. Pursuant to the DPA and the SEC Order, the monitorship was initially due to continue for a period of three years from the date of appointment and the term of the monitorship could be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and the SEC. We have not received notice from the SEC, the DOJ or the monitor of any breach of the terms of the DPA or SEC the Order. However, given a variety of factors, including the COVID-19 pandemic we have agreed to a one-year extension of the DPA and the monitorship with the DOJ and the SEC to (i) provide us with adequate time to implement necessary enhancements to certain critical components of our anti-corruption compliance and ethics program and (ii) allow the monitor sufficient time to be able to complete its review of our remedial efforts, including our implementation of the monitor’s recommendations and an assessment of the sustainability of our remedial actions. The term of the monitorship will continue until September 2023. The monitor assesses and monitors our compliance with the terms of the DPA and the SEC Order as well as reviews and evaluates the effectiveness of our policies, procedures, practices, internal accounting controls, record keeping and financial reporting as they relate to our current and ongoing compliance with the anti-bribery, books and records and internal accounting controls provisions of the FCPA and other applicable anti-corruption laws, and makes recommendations reasonably designed to improve the effectiveness of our internal accounting controls and FCPA corporate compliance. See also “—We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the “FCPA”), and we may be subject to the UK Bribery Act. Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.”

We have incurred significant costs in connection with the disposition of the matters covered in the DPA and SEC order, including retention of legal counsel and other advisors and other costs related to the investigations undertaken in connection with these matters. We currently cannot estimate additional costs that we are likely to incur in connection with compliance with the DPA and the SEC Order, including the ongoing obligations relating to the monitorship, our obligations to cooperate with the agencies regarding their investigations of other parties, and the costs of implementing the changes, if any, to our internal controls, policies and procedures required by the monitor. However, such costs could be significant. See also “—We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation.”

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

We may also face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC, and other authorities. None of the DPA and the SEC Order prevents these or any other authorities from carrying out certain additional investigations with respect to the facts not covered in the agreements or in other jurisdictions, or prevents authorities in other jurisdictions from carrying out investigations related or unrelated to the matters which being investigated. Additionally, on March 19, 2019, a proposed class action complaint, captioned Salim v. Mobile TeleSystems PJSC et al., case number 1:19-cv-01589, was filed in the United States District Court for the Eastern District of New York against us and certain of our managers. The complaint was filed by an individual securities holder on behalf of himself and all similarly situated securities holders alleging violations of Sections 10(b) and 20(a) and Rule 10b-5 of the Exchange Act with respect to certain public disclosures made by us regarding our former business in Uzbekistan and investigations carried out by the SEC and DOJ related thereto. The complaint further alleged that such disclosure omissions led to a decline in the market value of our securities resulting in losses and damages to the plaintiff and other securities holders. The plaintiff was seeking damages in an unspecified amount, prejudgment and post-judgment interest and attorneys’ fees, expert fees and other costs and other and further relief. On March 1, 2021 the United States District Court of Eastern District of New York granted MTS’s motion to dismiss with prejudice and dismissed the complaint in full.

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

The outbreak of COVID -19 may have a material adverse effect on our business, financial condition, results of operations and prospects

A novel strain of the coronavirus, COVID-19, was discovered in Wuhan, China in December 2019 and on 11 March 2020, was declared by the World Health Organization to be a global pandemic. It has adversely affected and continues to affect the economies and financial markets of many countries, including Russia and CIS and has resulted in a series of measures implemented by governments around the world aimed at mitigating the further spread of the virus. These measures include restrictions on travel, closure of national borders, imposition of quarantines, introduction of import restrictions, prolonged closures of workplaces and curfews or other social distancing measures. The second and subsequent waves of the COVID-19 pandemic resulted in further growth of number of cases and death toll in Russia and other countries. There is still significant uncertainty regarding the impacts and duration of the COVID-19 pandemic. If the spread of COVID-19 persists for a significant period or the infection rates stagnate or increase, this could lead to renewed nationwide lockdowns, which could have a material negative impact on the global and Russian economies. For example, in Armenia the COVID-19 quarantine was extended until June 20, 2022. The continuation of quarantine measures imposed by the Armenian government due to the COVID-19 pandemic could negatively affect our financial results in that country.

The impact of COVID-19 on the Group is limited so far. However, due to the uncertainty of the duration and degree of impact of the COVID-19 pandemic, we continue to evaluate various scenarios and their potential impacts on Group financials. We have also carried out risk assessments for each of our business units, considering potential strategic, operational and regulatory related impacts. We have incorporated COVID-19 commentary below, which gives an overview of the related uncertainties and potential impacts on the Group.

Clients and counterparties

Global economic downturn caused by the novel coronavirus pandemic could affect customer spending habits, decrease of demand on our products and services, as well as affect financial condition of our counterparties and their ability to fulfill their obligations. In addition, travel restrictions imposed by a number of countries and voluntarily travel limitation may lead to a decrease in roaming services provided and our roaming revenue from our subscribers. See also “—We may be adversely affected by the current economic environment.”

Development of Our Network Infrastructure

The lack or limited access to residential buildings, for example, due to COVID-19 impact, may affect projects for construction and modernization of fixed-line network. For more information, see “—We may be required to make significant investments beyond those that are currently planned to preserve our competitive advantage in response to the rapid evolution of fixed network technology.”

Financial Stability of Our Subsidiaries, including MTS Bank

Uncertainty on the international financial market amid COVID-19 pandemic may have material adverse effect on the financial condition of MTS Bank and its customers, in particular, it may result in an increase of non-performing loans and loan provision charges, loan losses and write-offs, an increase in exchange rate risk and losses, etc. For more information, see “—MTS Bank’s business entails regulatory and operational risks.”

Personnel

If the COVID-19 pandemic adversely affects our businesses and liquidity in the future, we may fail to retain employees and attract suitable talents to the company. The productivity of our employees may be reduced due to remote work. See also “—Our competitive position and future prospects depend on our senior managers and other key personnel and our inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.”

Moreover, due to stricter safety standards, our cost of compliance with COVID-19 related safety requirements may increase.

IT Technology and Cyber Security

Despite the fast development of the pandemic and the extremely rapid transfer of our personnel to distant work, we managed to fully maintain operation of our information security units and ensure continuous monitoring of compliance with local regulations on information security. However, no assurance can be given that these measure will be sufficient in the future and no new challenges will emerge. If we are required to develop any additional measures to protect the company and its business processes, it may result in the significant increase in operating costs. See also “—Breach of information confidentiality, integrity and availability may lead to interruption of business critical processes, a loss of market share, and claims from subscribers, regulators, and partners, which could materially adversely affect our reputation, business, financial condition, results of operations and prospects.”

We have a significant shareholder, which may limit your ability to influence corporate matters and may give rise to conflicts of interest.

Sistema, which is a public company, owns approximately 42% of the Company’s ordinary shares. As a result, Sistema exerts, and may continue to exert, influence over us and any action requiring the approval of the holders of our ordinary shares. Sistema can take actions that may conflict with the interests of other security holders. Furthermore, our international, credit, investment and other ratings, which determine, inter alia, peculiarities of our operations, terms of raising debt financing and our other activity could be affected by Sistema’s activity and (or) its ratings. See also “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Credit Rating Discussion.”

Sistema, as well as other our shareholders, have a right regulated by applicable law to receive dividends at the amount proportionate to the number of our shares belonging to a respective shareholder. For information about dividends see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Requirements.” The indentures relating to our outstanding notes and other debt do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease, and our cash flow and ability to repay our debt obligations, or make capital expenditure, investments and acquisitions could be materially adversely affected.

Difficulties with operational management of acquired businesses could hamper our continued growth and profitability.

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

For example, see “—Legal Risks and Uncertainties—An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable” and “—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations.” Our failure to identify attractive opportunities for expansion into new markets and to manage the operations of acquired or newly established businesses in these markets could hamper our continued growth and profitability, and have a material adverse effect on our financial condition, results of operations and prospects.

Acquisitions and mergers may pose significant risks to our business.

We have expanded our business through a number of acquisitions. We will continue to evaluate opportunities to acquire, invest in or merge with other existing operators or license holders, as well as other complementary businesses. In 2017-2021, our acquisitions focused on various segments, including communication and software development companies, providers of cloud services, as well as management investment and other non-telecom companies.

These and other business combinations entail a number of risks that could materially and adversely affect our business, financial condition, results of operations and prospects, including the following:

●	assumption of the acquired target’s liabilities and contingencies;
●	failure to realize any of the anticipated benefits or synergies from any acquisitions or investments we complete;
●	problems connected with integrating the acquired businesses, technologies or products into our operations;
●	incurrence of debt to finance acquisitions and higher debt service costs related thereto;
●	difficulties in retaining business relationships with suppliers and customers of the acquired companies;
●	risks associated with businesses and markets in which we lack experience, including political, economic, social, legal and regulatory risks and uncertainties;
●	competition risks;
●	potentially incorrect assessment of the value of any acquired target resulting from the facts we could not have known at the time of evaluation (subsequently discovered facts);
●	more onerous government regulation;
●	potential loss of key assets of the acquired company;
●	potential loss of key employees of the acquired company;
●	potential write-offs of acquired assets; and

●	lawsuits arising out of disputes over ownership of acquired assets and/or the enforcement of indemnities relating to the title to such assets.

See also “—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations” and “—Risks Relating to our Financial Condition—We may be adversely affected by the current economic environment.”

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

In 2019-2021, we also acquired certain companies such as United Russian Studios JSC, JUST AI Limited, Zelenaya Tochka Group and others. See “Item 4—Information on Our Company—A. History and Development” for further information.

These acquisitions have allowed us to diversify our business. However, additional risks relating to acquired companies’ liabilities and non-achievement of initial financial and operational targets may arise in connection with these acquisitions. See also Note 5 to our audited consolidated financial statements.

We may also be involved in various litigation to protect our title or other rights related to acquired businesses and incur loss.

In addition, a merger or any corporate reorganization or business combination that constitutes a “major transaction” under Russian law would trigger the right of our shareholders who abstain from voting on or vote against such reorganization or transaction to sell, and our obligation to buy, their shares in an amount representing up to 10% of our net assets as calculated under Russian Accounting Standards. See “—Legal Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

The build-out of our network is also subject to risks and uncertainties, which could delay the introduction of services in some areas and increase the cost of network construction, including difficulties in obtaining base station sites on commercially attractive terms. Further, telecommunications equipment used in Russia and other CIS countries is subject to governmental certification and periodic renewals of the same. We are also required to obtain permits and governmental certification for the operation of telecommunications equipment and/or permission for the import and export of certain network equipment, which can result in procurement delays and slower network development. The failure of any equipment we use to receive timely certification or re-certification, as applicable, could hinder our expansion plans. See also “—Risks Relating to our Financial Condition—If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.” In particular, in 2019 considerable changes to the Federal law No. 412 “On Accreditation in the National Accreditation System” dated December 28, 2013, which increased powers (authority) of Rosaccreditation relating to control over unfairly accredited persons, came into force. These changes introduced stricter requirements to accredited persons’ activities and accreditation experts and provide for additional basis for suspension and termination of accreditation. As a result, these changes may lead to an increased cost of certification services and increase time needed for acquiring certifications, which may affect delivery time of certified equipment in Russia.

For example, the import and export of products containing cryptographic hardware is subject to special documentation requirements and approvals. As telecommunications networks comprise various components with cryptographic hardware, we must comply with these requirements in order to import such components. Moreover, where imported equipment does not contain cryptographic hardware, the federal customs service requires manufacturers to provide written confirmation regarding the absence of such hardware. The range of goods requiring the provision of such “certificates of conformance” by suppliers and manufactures prior to their import into Russia has also been expanded to cover most of our key network components, and imported radioelectronic equipment is required to be licensed by the Russian Ministry of Industry and Trade.

Our inability to develop additional sources of revenue and competitive services could have a material adverse effect on our business, financial condition, results of operations and prospects.

Until recently, customer growth has been our principal source of revenue growth. Currently, however, increasing competition, market saturation and technological development lead to the increased importance of digital services based on mobile Internet, smart home, artificial intelligence, cloud services, big data solutions , Internet of things and media services. As a result, we will need to focus on the development of new services based on the abovementioned technologies. We invest in new businesses, such as artificial intelligence, financial technologies, big data, IoT (in particular, we participate in realization of national program “Digital Economy of the Russian Federation”), cloud services and others. Decrease or absence of demand for new services, as well as competition increase on current markets, or new companies’ entries may lead to revenue decrease and necessity to revise our strategy regarding new businesses, which may require additional investments. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, in September 2021 our shareholders approved the separation of our passive infrastructure as well as a significant share of our active network and digital infrastructure into the wholly-owned subsidiaries. For more information, please see “Item 4. Information on Our Company—B. Business Overview—Business Strategy”. An inability to realize the anticipated benefits of this separation could have an adverse effect on our business, financial condition, results of operations and prospects.

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

Although Russian legislation requires that operators of public switched telephone networks that are deemed to be “substantial position operators” cannot refuse to provide interconnect services or discriminate against one operator over another, we believe that, in practice, some operators attempt to impede wireless operators by delaying interconnect applications and establishing technical conditions for interconnecting that can be met only by certain operators.

Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices, or at all, causing us to lose our market share and revenues, which would have a material adverse effect on our business and results of operations. See also “—If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a “substantial position,” the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.”

In addition, as part of the restructuring of Svyazinvest, a fourth national mobile operator in Russia was established by the combination of “Tele2 Russia” and the mobile assets of Rostelecom in 2014, which started its operations in 2015 under the “Tele2” brand. As Svyazinvest controlled regional fixed-line operators in all regions of Russia (other than Moscow), a mobile operator established as part of the Svyazinvest group (mobile assets were consolidated into LLC “T2 RTK Holding”) may receive preferential terms for interconnecting with these operators, which would allow it greater flexibility in setting tariffs and could put us at a competitive disadvantage. See also “—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.”

We may not realize the benefits we expect to receive from our investments in 4G and 5G wireless services and Internet of Things (IoT) technologies, which could have a material adverse effect on our business and results of operations.

In July 2012, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MegaFon, VEON, Rostelecom (under Tele2 brand) and us a license to provide 4G services in the Russian Federation.

In December 2017, the State Commission for Radio Frequencies issued a decision allowing the use of frequency bands previously allocated for LTE mobile communications for NB-IoT technology. In the second half of 2018 and March 2020, State Commission for Radio frequencies awarded additional frequencies and determined the procedure for the use of radio electronic means, operating in the range of 800 MHz under LPWAN group of standards (Low-power Wide-area Network) relating to IoT technology. In March 2020, the Commission allowed indefinite range of persons and entities to use the 24.25-24.65 GHz frequency band under the 5G standard for radio electronic means. This decision allows the construction of local communication networks under the 5G/IMT-2020 standard, which could lead to increased competition in our certain business areas. In July 2020, we received the first license to provide 5G-based services in this frequency band. In November 2020, the State Commission for Radio frequencies clarified the terms regarding mandatory use of equipment of Russian origin in the 24.25-24.65 GHz frequency band, which may affect the possibility of using these frequencies.

In August 2021, the State Commission for Radio frequencies prolonged permits to use the frequencies of 700 MHz, 800 MHz, and 2600 MHz for LTE networks for another 10-year term. The main conditions for the prolongation includes:

●	for 800 MHz, and 2600 MHz range: operators must provide network coverage of settlements with a population of more than 1,000 persons and federal highways until September 2031 in accordance with the schedule;
●	for 700 MHz range in case of its reallocation for mobile telecommunication services: operators must provide network coverage of settlements with a population of more than 500 persons and regional highways until the end of 2031 in accordance with the schedule;
●	starting from 2023, operators will have to use local equipment.

The aforementioned changes, on the one hand, allow operators to use the necessary radio frequency resources, and on the other hand, could require additional costs for network construction.The 4G wireless services provide faster, higher quality data transfer and/or streaming capabilities, as compared to 2G and 3G, and 5G wireless services pose a similar advantage over 4G. Historically, mobile operators that are developing 4G networks experienced various difficulties and challenges, including a limited supply of compatible handsets, limited international roaming capabilities, as well as various software and network related problems. We may experience similar problems or encounter new difficulties when developing our 4G and 5G networks (including NB-IoT) and may be unable to fully resolve them. For example, we cannot be certain that:

●	we will be able to build-out our 4G (including NB-IoT) and 5G networks in a timely manner or within the time frame stipulated by the license terms;

●	our 4G (including NB-IoT) and 5G networks will deliver the quality and level of service that our customers demand or expect;
●	we will be able to provide all contemplated 4G services (including NB-IoT) and 5G at reasonable prices and within a reasonable timeframe;
●	manufacturers and content providers will develop and offer new marketable products and services for our4G and 5G networks (including NB-IoT) on a timely basis;
●	demand for our 4G services (including NB-IoT) will not be lower than expected;
●	our 4G and 5G networks will be commercially viable in all of the locations we are required to operate pursuant to our licenses;
●	our competitors will not offer similar services at lower prices; and
●	changes in governmental policies, rules, regulations or practices will not affect our network rollout or our business operations.

See also “—If we cannot successfully develop our network or integrate the acquired companies, we will be unable to expand our subscriber base and maintain our profitability.”

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

Currently, the ability to develop 4G/LTE and 5G networks is one of the key factors of the operator’s competitiveness in the market of mobile services in Russia and other countries where we operate. The cost of 4G/LTE and 5G network deployment and quality of services (including data speed and quality of radio coverage) depends on the band and the width of frequency range given to an operator.

In 2012 outside of the auction process, the State Commission for Radio Frequencies granted Scartel (operating the “Yota” retail brand) a paired range of LTE frequencies (2x30 MHz) in the 2.5 2.7 GHz band for use in the entire territory of Russia. The remaining frequencies, 40 MHz of the 2.5 2.7 GHz band, were allocated evenly during the auction among four major market participants (VEON, MegaFon, Rostelecom and us). Initially, it was planned that all operators would receive equal access to the Scartel infrastructure, which would allow each operator to reduce its 4G/LTE network development costs.

On October 1, 2013, MegaFon acquired Maxiten Co Limited, which had acquired 100% of shares in Scartel and Yota Ltd. from Garsdale. The transaction was approved by a general shareholders’ meeting of MegaFon and by the Federal Antimonopoly Service (the “FAS”). As a result of this transaction, MegaFon obtained a competitive advantage in terms of LTE network development costs and may also obtain an advantage in LTE network performance. In addition, as a result of this deal, MegaFon consolidated the financial and operational indicators of Scartel/Yota, which increased its formal market share in the mobile communications market.

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

In 2019, Rosletelcom PJSC received a LTE frequency in the 2.3-2.4 GHz band outside of the auction process. In July 2020, the State Commission for Radio frequencies allowed Rostelecom PJSC to share this frequency band with T2 Mobile LLC (Tele2), which gave an advantage to these operators. However, in December 2020, the State Commission for Radio frequencies changed its decision relating to permission for the commercial use of this range. These developments reflect ongoing discussions on allocation frequencies in order to construct 5G network in Russia, deployment of which has been actively negotiated by operators and regulators since 2017. The greater part of frequency spectrum suitable for 5G network in Russia, is partially or fully occupied by other users (for example, satellite communication companies use the most suitable frequencies for 5G in 3.5 GHz band), including state-owned companies. Significant expenses and time may be required to clear frequencies, however the frequency conversion mechanism has not been fully defined yet and if it will be realized, there is no assurance that sufficient frequencies optimal for 5G deployment will be cleared in low- band spectrum (“sub-6”).

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

Moreover, if we cannot develop a commercially viable 4G and 5G networks, and one of our competitors does, that competitor would have an advantage over us, which in turn may have a material adverse effect on our business.

Disruptions on our networks and information systems could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts, penalties and have a material adverse effect on our business and financial condition.

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

In addition, to the extent that any disruption or network or elements of information systems security breach results in a loss of or damage to customers’ personal data, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these business-interruptions or elements of information systems security breaches.

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

In addition, all of our mobile licenses require us to comply with various telecommunications regulations relating to the use of radio frequencies and numbering capacity allocated to us, network construction, interconnect rules and technical requirements relating to compliance with law enforcement authorities’ requests, among others. If we fail to comply with the requirements of Russian or other applicable legislation or meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated, which could significantly limit our operations. In addition to the impact on our operations, the suspension or loss of certain licenses could also constitute an event of default under certain of our debt obligations and cause certain of our debt to be accelerated.

The Russian government enacted its Decree No. 2385 dated December 30, 2020, as amended, which came into force starting from January 1, 2021. (The validity of the document is limited to January 1, 2027.) It replaced the previously existing regulation on licensing activities in the communication services sector and introduced certain new mandatory licensing requirements and grounds for license termination.

A suspension or termination of our licenses or other necessary governmental authorizations, as well as regulatory changes of licensing requirements could therefore have a material adverse effect on our business and results of operations.

Failure to renew our licenses, or receive renewed or new licenses with similar terms to our existing licenses, could have a material adverse effect on our business and results of operations.

Our telecommunications licenses have their expiration dates in various years. For a list of the telecommunications licenses held by us, see “Item 4. Information on Our Company—B. Business Overview—Licenses.”

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

Fees are directly calculated according to the “Methodology of calculation of a single fee and annual fee for the use of the radio spectrum of the Russian Federation” approved by the order of the Ministry of Communications dated June 30, 2011 No. 164. The rates and coefficients of the aforementioned Methodology used for calculating fees for frequency spectrum, are subject to revision at least once every two years. The Ministry of Communications developed and circulated for discussion a draft order “On Amendments to the Methodology for establishing of single fee and annual fee for the use of radio frequency spectrum in the Russian Federation”. The order provides for, inter alia, imposition of payment for radio frequency spectrum usage for 5G technology. Currently, key coefficients, which define the payment amount for using 5G technology, have not been approved. In case of the exchange of radio frequency spectrum between operators in the ranges with high fragmentation (GSM 900/1800) operators are obliged to pay a one-time fee for the new assigned ranges of the radio frequency spectrum as well as change coefficients used for calculating the fee for the spectrum that may lead to significant additional expenses..

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

MTS Bank’s business entails regulatory and operational risks.

MTS Bank’s operations are subject to regulation by various government and banking authorities in connection with obtaining and renewing various licenses and permits, as well as with ongoing compliance with existing laws and regulations and with the terms and conditions of MTS Bank’s licenses and permits. MTS Bank has the required license in connection with its banking activities issued by the CBR.

Requirements imposed by regulators, including capital adequacy requirements, which are designed to ensure the integrity of the financial markets and to protect customers and other third parties with whom MTS Bank deals, may limit MTS Bank’s activities, including its lending, and may increase MTS Bank’s costs of doing business, or require MTS Bank to seek additional capital in order to maintain CBR capital adequacy requirements or different varieties of funding to satisfy the CBR’s liquidity requirements. The CBR may also amend the capital adequacy requirements and increase the capital adequacy ratios applicable to Russian banks at any time and, in such circumstances, MTS Bank may be forced to seek additional capital or alternative sources of financing to comply with these requirements. Such additional capital or alternative sources of financing may not be available or may only be available on commercially unacceptable terms.

If MTS Bank’s capital position were to decline below the minimum statutorily required levels of capital adequacy, its banking licenses could be suspended or revoked and it could encounter difficulties in continuing to operate its business and obtaining funding, which could materially adversely affect its business, financial condition, results of operations and prospects. MTS Bank’s capital adequacy level may decrease organically with the growth of business or the payment of dividends. In addition, any breach of regulatory requirements in the Russian Federation could expose MTS Bank to potential liability and other sanctions, including the loss of general banking license. If the CBR were to suspend or revoke MTS Bank’s general banking license, then this would render MTS Bank unable to perform any banking operations and/or would lead to winding-up of its business. Our shareholding in MTS Bank may require us to make subsequent investments in the share capital of the bank in order to sustain growth of MTS Bank’s business as well as to comply with the capital adequacy requirements and relevant banking regulations. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

Uncertainty in the international financial markets, possible further tightening in credit conditions and contraction of the global economy and markets in which MTS Bank operates (including the impact of COVID-19), could adversely impact, should the market conditions continue to worsen, MTS Bank’s business and operating results due to:

●	decreases in MTS Bank’s net interest income;
●	decreases in the demand for MTS Bank’s credit products as a result of higher interest rates;
●	significantly increased non-performing loans and loan provision charges, loan losses and write-offs;
●	decreases in the business activity of Russian companies and the credit-worthiness of Russian companies and individuals;
●	increases in borrowing costs and reduced, or zero, access to the capital markets due to unfavourable market conditions;
●	currency volatility;
●	liquidity constraints;

●	outflows of deposits from accounts;
●	significant declines in the market values of securities held in MTS Bank’s trading and available for sale portfolios; and
●	deterioration of capital adequacy.

Any of the factors discussed in the preceding paragraphs could adversely affect the financial condition of MTS Bank and its customers and may result, among other things, in a reduction in MTS Bank’s capital adequacy ratios and profits, pressure on credit risk concentration levels, an increase in exchange rate risk and losses, higher funding costs, a change in the strategy of MTS Bank or curtailment of some business operations due to increased risks. Moreover, any of these factors may cause a decrease in customer funds, a reduction in the demand for loans, foreign currency, investment and other banking transaction services that customers carry out with MTS Bank, as well as a general deterioration in the quality of MTS Bank’s loan book and/or a reduction in the market values of securities or other assets held on MTS Bank’s balance sheet, leading to possible defaults of such loans and/or the need for increased loan provisions. Should any of this take place, this could materially adversely affect our business, financial condition and results of operations.

Failure to monitor, manage and prevent MTS Bank’s operational and technological risks, could have a material adverse effect on our business, financial condition and results of operations.

MTS Bank is exposed to technological risks as banking business requires the development of sufficient communication channels and software, the creation of large automated systems and considerable computer capacity located throughout the Russian Federation. MTS Bank invests considerable time and money in order to upgrade its technologies in a timely manner, centralize its information systems, create appropriate reserves and duplicate capacities, develop internal audit functions and control the operation of its hardware and software, however MTS Bank’s IT systems are significantly less developed in certain respects than those of banks in more developed countries. The lack of immediately available consolidated financial and operating data may hinder the ability of MTS Bank’s management to make decisions, to react promptly to changes in market conditions and to detect fraud and non-compliance with internal procedures. In addition, insufficient integration of the IT system increases MTS Bank’s operational risks and the costs of further business development.

MTS Bank’s ability to operate its business depends on its ability to protect the computer systems and databases which MTS Bank operates and uses from the intrusion of third parties who may attempt to gain access to MTS Bank’s computer systems, networks or databases through the Internet or otherwise. In addition, MTS Bank is exposed to risk of fraud by employees or outsiders, mismanagement, unauthorized transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Given MTS Bank’s high volume of transactions, errors may be repeated or compounded before they are discovered or rectified. In addition, a number of transactions at MTS Bank are processed manually, which may further increase the risk that human error or employee tampering or manipulation will result in losses that are difficult to detect. There can be no assurance that MTS Bank will be able at all times to successfully monitor, prevent and manage its operational and technological risks in the future. Any failure to do so could materially adversely affect our business, financial condition and results of operations.

MTS may potentially enter into agreements with members of the Sistema group (i.e. related parties transactions) on terms which are different from those that would be obtainable on an arm’s length basis.

We have purchased interests in certain companies from Sistema, for example, United Russian Film Studios JSC and MTS Bank PJSC. We are entering into agreements with other companies within the Sistema group for supply of switching and subscriber network equipment, power supply devices, medical services, license agreements, agreements on providing access to the infrastructure for installation of communication equipment, leasing of non residential real estate, rent of cloud services and other services. According to the applicable Russian legislation, and notwithstanding MTS’s effective control procedures in respect of related parties transactions, such as verification whether such transactions comply with the terms on a market, including mandatory procedures with respect to consideration of related parties transactions with the companies within the Sistema group by the Audit Committee, a number of transactions with the companies within the Sistema group may potentially be concluded on terms, which are different from those that would be obtainable on an arm’s length basis.

See “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 31 to our audited consolidated financial statements.

In the event that our past or future interested party transactions are successfully challenged, our business, financial condition, results of operations and prospects could be materially adversely affected.

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have entered into, and continue to enter into, transactions that may be considered to be “interested party transactions” for the purposes of Russian law, requiring in some cases consent or approval by disinterested directors, disinterested independent directors, disinterested shareholders or owners of voting shares, depending on the nature of the transaction and parties involved. The provisions of Russian law No. 208 “On Joint-Stock Companies” dated December 26, 1995, as amended (the “Joint Stock Companies Law”) relating to “interested party transactions” was amended in 2016 and may be subject to different interpretations taking into account, inter alia, the insufficiency of court practice in respect of the new amendments. As a result, it is possible that our and our subsidiaries’ interpretation and application of these provisions could be subject to challenge. Any such challenge, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, due to the adoption of Federal Law No. 55-FZ dated March 14, 2022, until December 31, 2022 only shareholders holding alone or with other holders 5% or more of the voting shares have the right to appeal to the court with claims to challenge major and interested party transactions, as well as claims against a member of the Board of Directors or a member of any executive body of the Company. Before the adoption this Federal Law, shareholders holding alone or with other holders 1% or more of the voting shares had the right to file such lawsuits.

In the event that our minority shareholders or the minority shareholders of our subsidiaries do not consent to or approve certain transactions or other matters requiring their consent or approval we could be limited in our operational flexibility, and our business, financial condition, results of operations and prospects could be materially adversely affected.

Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders’ meeting to consent to or approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the total assets of the company, purchase of offered shares by the company and certain share issuances. In addition, a 95% or a unanimous vote is required to approve certain matters, for example, certain charter amendments regarding shareholders’ rights. A majority of disinterested shareholders participating in the voting is required to consent to or approve an “interested party transaction” in certain cases. In the event that our minority shareholders or minority shareholders of our subsidiaries do not consent to or approve such transactions or other matters requiring their consent or approval, we could be limited in our operational flexibility, and our business, financial condition, results of operations and prospects could be materially adversely affected.

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

Moreover, competition in Russia and in the other countries where we operate for personnel with relevant expertise is intense due to the relatively small number of qualified individuals. The loss of any our senior management team members or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations. We structure our compensation packages in a manner consistent with the evolving standards of the labor markets in these countries. We are not insured against the detrimental effects to our business resulting from the loss, dismissal, or unavailability of our key personnel, resulting from a number of reasons, including but not limited to COVID-19 (for more information see “—The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects”). In addition, it is not common practice in Russia and the other countries where we operate to purchase key-man insurance policies, and we do not carry such policies for our senior management and other key personnel.

The entry of mobile virtual network operators into the Russian mobile communications market could increase competition and subscriber churn, resulting in a possible loss of our market share and decreased revenue.

On December 29, 2008, the Ministry of Communications and Mass Media adopted an order establishing the requirements for mobile virtual network operators (“MVNOs”). In 2017, new requirements relating to services of mobile radio communication and telephone communications while using business models of mobile radio communication and telephone communications virtual networks were adopted. MVNOs are companies that provide mobile communications services but do not own the radio frequencies and, in some cases, the network infrastructure required to do so. According to the order, MVNOs in Russia must be licensed, and their use of frequencies and infrastructure and rendering of services is to be done pursuant to agreements entered into between MVNOs and existing frequency holders. However, existing frequency holders are under no obligation to enter into such agreements with the MVNOs.

By introducing this regime, the Ministry aims to increase competition in the Russian mobile services market, which is currently dominated by MTS, VEON and MegaFon. The existing frequency holders, including us, may receive revenues from MVNOs for the use of our frequencies and network infrastructure. However, in the event we lose either subscribers to MVNOs that lease their frequencies and infrastructure from other operators or MVNOs that lease their frequencies and infrastructure from us, we will be deprived of the revenue streams from both the subscribers and the MVNOs. The MVNOs may also establish aggressive tariffs, which could result in increased subscriber churn and/or driving down the tariffs of all mobile operators.

For example, Skartel (under the “Yota” brand), Rostelecom, Tinkoff Bank operate as MVNOs in the Russian mobile communications market.

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

In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior the FAS approval. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If the FAS were to conclude that our acquisition or formation of a new company was done in contravention of applicable antimonopoly legislation, which has led or may lead to restriction of competition, including emergence or strengthening of the company’s dominant position, or find prescriptions of the FAS, issued as part of the transaction approval, not fulfilled, it could file a claim to liquidate or reorganize in the form of separation or division of an acquired or established company. Moreover, the FAS may impose administrative sanctions for non-compliance with antimonopoly law when acquiring or creating a company. These could have a material adverse effect on our business, financial condition and results of operations.

In recent years, the FAS has been investigating mobile operators, including MTS, for suspected violations of antimonopoly laws. For example, see “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Antimonopoly Proceedings” and “—Changes to the rules and regulations involving roaming charges in Russia may adversely affect our financial condition and results of operations.”

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

Under Russian legislation, a company controlling over 35% of a market may be found by the FAS to hold a dominant position in such market. In case of collective dominance of legal entities and in certain instances provided by law, a company could be also categorized by the FAS as dominant under certain conditions even if its share of the corresponding market is less than 35%, but equals to or is higher than 8%. Current Russian legislation does not clearly define “market” in terms of the types of services or the geographic area. In 2016, as a result of certain amendments to the Federal Law No. 135 “On the Protection of Competition,” the register of business entities having more than 35% of a certain commodity market or otherwise occupying a dominant position in the markets in which they operate, which previously listed MTS as occupying a dominant position in certain markets, was repealed. At the same time, the FAS continues to conduct market analysis in order to identify entities holding a dominant position in the markets in which they operate.

Companies recognized as natural monopolies are also considered to have a dominant position in their respective markets. One of our subsidiaries, MGTS, is categorized as a natural monopoly in the Moscow telecommunications market. As a result, MGTS’ tariffs are now subject to regulation by the FAS. In addition, as a natural monopoly, MGTS is obliged to comply with the rules of non-discriminatory third party access to its infrastructure. See also “—Change of regulated tariffs may lag behind MGTS’ real expenses growth, which may negatively impact profitability of our business.”

In the event that we are found in the future to have a dominant position in the markets where we operate and are either determined to have abused the dominant position or found to have committed concerted actions in the market and/or concluded anti-competitive agreements, the FAS will have a right to impose certain restrictions on our operations in such markets. See “Item 4—Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation—Regulation in the Russian Federation—Competition, Interconnect and Pricing” for additional information.

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

If we or any of our subsidiaries were found by the competition authority to be business entities occupying a dominant market position, the competition authority would have a power to impose certain restrictions on our or our subsidiaries’ businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous. If we or any of our subsidiaries were found by the FAS to be business entities occupying a dominant market position with a market share exceeding 70% and determined to abuse such dominant position, the Russian government would have a right to determine the rules of non-discriminatory access to goods or services offered by us. Additionally, geographic restrictions on our expansion could reduce our subscriber base and prevent us from fully implementing our business strategy, which may materially adversely affect our business, financial condition, results of operations and prospects.

If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a “substantial position,” the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

In addition to the regulation of dominant operators by the FAS, the Federal Law on Communications provides for the special regulation of telecommunications operators occupying a “substantial position” (i.e., operators which, together with their affiliates, have 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic in a geographically defined zone within the Russian Federation). These regulations provide for governmental regulation of the key terms of such operators’ interconnect agreements, including the interconnect tariffs. In addition, such operators are required to develop standard key terms of interconnect agreements and publish them as a public offer made to all operators who intend to interconnect to the networks of those operators. Refusal of such operators to conduct an interconnect agreement is prohibited, except in cases where such agreement would contradict the terms of their license or other regulatory acts in respect of the unified communications network in the Russian Federation.

For additional information, see “Item 4—Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation—Regulation in the Russian Federation.”

At present, the foregoing regulations apply only to fixed-line operators in Russia, including our fixed-line business. Draft legislation was introduced in 2008 that would extend the law to apply to mobile operators. Although the proposed law was not adopted, the risk that similar legislation will be proposed and adopted in the future remains. If any legislation that extends the foregoing regulations to mobile operators is adopted, and we and any of our mobile network operator subsidiaries operating in Russia are identified as operators occupying a “substantial position,” regulators may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our revenues, financial condition and results of operations.

In addition, MGTS is categorized as fixed-line operator occupying a substantial position in the Moscow telecommunications market and its interconnect tariffs are therefore subject to state regulation. In February 2013, Comstar-UTS was removed from the list of “substantial operators” in Moscow and MTS was not included therein. There is however a possibility that we could be categorized as fixed-line operator occupying a “substantial position” in Moscow due to our affiliation with MGTS and because of our integration with Comstar-UTS. As a result of the state regulation of the relevant interconnect rates, we, as “substantial operators,” may be unable to increase these in line with economic developments or any increases of our relevant costs, resulting in a material adverse effect on our financial condition and results of operations. See also “—Change of regulated tariffs may lag behind MGTS’ real expenses growth, which may negatively impact profitability of our business.”

Change of regulated tariffs may lag behind MGTS’ real expenses growth, which may negatively impact profitability of our business.

In addition to holding a “substantial position” in the Moscow telecommunications market, MGTS is included in the register of natural monopolies in the telecommunications market. Consequently, tariffs for basic services rendered to public switched telephone networks subscribers (fees for providing access to a local telecommunications network, monthly fees for granting subscriber line in a constant use and monthly fees for providing a local telephone connection) are subject to regulation.

Although MGTS is permitted to petition the FAS for increases in tariffs based on such criteria as inflation, increased costs and the need for network investments, it is possible that future requested increases may not be granted or that the FAS may not adequately take such factors into account in setting tariffs. If the permissible tariffs applicable to MGTS do not adequately compensate MGTS for the costs of providing services, our business and results of operations could be materially adversely affected. See also “—If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a “substantial position,” the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.”

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

In July 2017, the FAS sent a warning to mobile operators, in which it demanded to cancel intra-network roaming. In March 2018, the FAS opened an antimonopoly case against VEON, MTS and MegaFon (in connection with the non-fulfilment of the warning). In August 2018, the FAS found MTS, VEON and MegaFon to have violated the antimonopoly legislation. In December 2018, the FAS imposed a fine in the amount of RUB 737,500 on each of MTS, VEON and MegaFon. As of September 30, 2018 MTS changed charging principles for communication services outside “home” region for all subscribers.

In August 2017, the FAS opened an antimonopoly case against VEON, MTS, MegaFon and T2 Mobile LLC on the grounds of establishing and maintenance of monopolistically high prices for communication services in national roaming and inter-operator roaming agreements. On February 22, 2018 the FAS rendered a decision and found MTS responsible for establishing monopolistically high prices for subscribers for communication services in national roaming. VEON, MegaFon and T2 Mobile were also found guilty for establishing monopolistically high prices for subscribers for communication services in national roaming. In September 2018, following the examination of the case, the FAS imposed administrative fines in respect of each of the operators. The case related to inter-operator roaming agreements against MTS was canceled due to the fact that there had been no violation. See also “—A finding by the FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations.”

On December 27, 2018, the Federal Law No. 527 was adopted, under which the intra-network roaming is cancelled, and MTS is obliged to provide subscribers with communication services on its network under the same conditions, regardless of whether a subscriber is in or outside the bounds of his “home network” when moving across the country. In addition, this law excludes the possibility of charging subscribers for incoming calls in intra-network and national roaming. The law came into force on June 1, 2019 and affected our revenue from intra-network and national roaming charges. Any similar regulatory changes which could limit our ability to charge fees for the services provided could have material adverse effect on our business and financial condition.

An action plan to establish conditions necessary for setting fair tariffs for international roaming services on the territories of the Eurasian Economic Union states in the first quarter of 2025 was adopted by the Decree No.19 of the Eurasian Economic Commission Board dated October 29, 2021. Although it is currently unclear how the Decree and its implementation might affect our operations, it could have a material adverse effect on our business, financial condition, results of operations and prospects. Any material fines imposed on us or changes to the roaming charges may adversely affect our financial condition and result of operations.

Compliance with the new regulations on IMEI numbers may present us with technical difficulties and may lead to the expenditure of significant resources.

A draft law that provides obligatory registration of a user terminal on an International Mobile Equipment Identity (“IMEI”) numbers database was rejected in 2015.

If similar initiatives are proposed in the future, we may be required to develop a system to monitor IMEI numbers and may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

However, the Federal Law No. 533 dated December 30, 2020, which came into force starting from June 1, 2021, introduced amendments to the Law “On Communications”, including the IMEI concept. According to the law, the subscriber has a right to add information on his number and/or the IMEI in the Integrated Identification and Authentication System (IIAS). If the subscriber lost his device, he may report this to the operator through the IIAS. Subject to the confirmation of an IMEI number, the operator should stop providing services for such device.

Currently, there are no practical ways to confirm the uniqueness of the equipment identifier because an IMEI number may be used by several mobile manufacturers. It is currently unclear how these amendments might affect our activities, but this could have a material adverse effect on our business, financial condition and results of operations.

The accession of Russia to the World Trade Organization (the “WTO”) may lead to legislative and business changes.

On August 22, 2012, the Russian Federation became a member of the WTO. This may lead to potentially significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, telecommunications laws, changes in the taxation system and customs regulations in Russia. In addition, the implementation of the WTO rules may lead to increased competition in the markets where we operate. During the period of 2012 to 2021, Russia adopted certain changes to its legislation related to the accession to the WTO, for example, regarding intellectual property laws, tax legislation; however, it is still unclear if, and when, all necessary legislative changes related to the WTO accession will take place. If further new legislation is implemented in Russia as a result of its accession to the WTO, this could have a material adverse effect on our financial condition and results of operations.

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

The company completed its project on connection of its subscribers to broadband optical networks employing the Gigabit-capable Passive Optical Network (“GPON”) technology in Moscow, however, the network development still continues in Moscow and Moscow region. In addition, transition to a single converged network and BRAS (Broadband Remote Access Server) expansion are being performed. See “Item 4—Information on Our Company—A. History and Development—Capital Expenditure” for further information. The lack or limited access to residential buildings, for example, due to COVID-19 impact, may affect these projects on construction and modernization of fixed-line network. For more information see “—The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects.”

We engage contractors for the construction and upgrade of our network. Due to the currently unfavorable market conditions, some of our contractors may face a lack of own current assets and/or external finance sources, as well as other reasons, which may lead to the contractor’s inability to fulfill contract obligations or, in some cases, lead to bankruptcy. This may negatively affect the terms of our projects’ implementation and lead to higher costs. If we are not able to expand and upgrade our network infrastructure in a timely manner and offer new services, or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

Despite the measures taken, we cannot completely exclude the possibility of such incidents occurring in the future. See also “—Legal Risks and Uncertainties—Russian and foreign legislation on personal data and information security in information systems and communication networks may turn out to be hard to implement and require significant resources. Inability to comply with the requirements may lead to sanctions.”

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

Effects of climate change may impose risk of damage to our infrastructure, our ability to provide services, additional costs and have a material adverse effect on our business and financial condition.

Extreme weather events precipitated by long-term climate change have the potential to directly damage network facilities or disrupt our ability to build and maintain portions of our network and could potentially disrupt suppliers’ ability to provide products and services required to provide reliable network coverage. Any such disruption could delay network deployment plans, interrupt service for our customers, increase our costs and have a negative effect on our operating results, financial condition and our business. The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, freezing conditions, sea-level rise, and other climate-related events, could adversely affect our operations, infrastructure, and financial results. Operational impacts resulting from the potential physical effects of climate change, such as damage to our network infrastructure, could result in increased costs and loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Effects of climate change may lead to regulatory changes and additional requirements from customers, investors and other stakeholders that may have a negative effect on our business, financial condition, results of operations and reputation.

Due to the nature of our operations, we may be impacted by regulatory developments related to climate change, including, for example, the introduction of national carbon regulation, and the revision of plans for the contract on the provision of renewable energy capacity, which may lead to an increase in the price of purchased electricity. In addition, the introduction of carbon pricing in various jurisdictions may lead to an increase in the prices of purchased equipment, and the lack of a public position regarding the setting of decarbonization goals and the development of appropriate action plans may lead to a deterioration of market positions and a decrease in the confidence of interested parties. In addition, in case of the lack of response to customer requirements regarding the company’s decarbonization goals and the availability of low carbon telecommunications solutions it may lead to a decrease in revenue.

Further, customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, water use, deforestation, plastic waste, and other sustainability concerns. Concern over climate change or other environmental, social and governance (ESG) matters may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment and reduce the impact of our business on climate change. Further, climate change regulations may require us to alter our proposed business plans or increase our operating costs due to increased regulation or environmental considerations, and could adversely affect our business and reputation.

Risks Relating to our Financial Condition

We may be adversely affected by the current economic environment.

Macroeconomic challenges, resulting from a number of reasons, including but not limited to, the COVID-19 pandemic, credit market crisis (including uncertainties with respect to financial institutions and the global capital markets), instability of prices for major export commodities (including oil and metals) and other factors, currently affecting many of the markets in which we operate, may negatively impact our clients’ disposable incomes and our vendors’ cash flows. See also “—Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs”.

Consequently, customers may modify or decrease their usage of our services and products or fail to pay the outstanding balances on their accounts, and vendors may significantly increase their prices, eliminate vendor financing, reduce their output or fail to supply equipment, subscriber devices and services on a timely basis.

We may also experience increases in accounts receivable and bad debt among corporate subscribers, some of whom may face liquidity problems and potential bankruptcy, as well as the potential bankruptcy of our corporate partners. The deterioration of economies in the countries of our operation may lead, inter alia, to insolvency of financial institutions, which in turn may affect our business and financial condition.

A decline in subscriber usage, an increase in bad debts, material changes in equipment pricing or financing terms or the potential bankruptcy of our corporate subscribers or partners may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, a further deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as a difference between the fair value of the assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. Future write-downs relating to the value of the goodwill or portion of such value could have a material adverse effect on our financial condition and results of operations. Likewise, the current geo-political situation in Russia and Ukraine might also have an impact on the value of our business goodwill. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the value of our shares and ADSs to suffer.

Sanctions introduced by the United States, European Union, United Kingdom and other countries with respect to the Russian Federation coupled with an economic downturn caused a significant capital outflow, ruble depreciation, a rise of credit rates in the domestic market and a lack of available financing.

In June 2019 the Central Bank of Russia decided to decrease the key rate by 0.25 p.p. (down to 7.5%), and taking into account decrease of inflation rate key rate decrease continued and in July 2020 reached 4.25%. During 2021 the key rate grew up several times and in December 2021 it reached 8.5%. In February 2022, the Bank of Russia raised the key rate up to 9.5%, and later – up to 20%. Further growth of the key rate may negatively affect the cost of funding. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

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

We have an amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. For information about our debt and finance cost, see “Item 5—Operating and Financial Review and Prospects—A. Operating Results.”

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

We may not be able to generate sufficient cash flow or access domestic or international capital markets, or incur additional loans to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity for a number of reasons. This, in turn, may force us to sell assets, reduce or delay capital expenditure or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs.

The ruble volatility can be explained by external geopolitical factors, limited financial markets, change in oil prices, change in internal consumption and other factors.

As of December 31, 2019, ruble amounted to 61.91 per one U.S. dollar. As of December 31, 2020 and December 31, 2021, the ruble exchange rate was RUB 73.88 per 1 US dollar and RUB 74.29 per 1 US dollar, respectively. As of April 2, 2022, the ruble has dropped down to RUB 83.43 per 1 US dollar. See also “—Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries.” and “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

See also “—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble, as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our financial results.”

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

A significant portion of our capital expenditure and liabilities are either denominated in or tightly linked to the U.S. dollar. Conversely, a majority of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in rubles, both in absolute terms and relative to our revenues, and make it more difficult to comply with the financial ratios contained in our various loan agreements or fund cash payments on our indebtedness on time. It also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment. Increased tax liability would also increase total expenses, which would have an adverse impact on our results.

We also anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of the ADSs. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar. Any further depreciation of the ruble against the U.S. dollar could therefore materially adversely affect our financial condition, results of operations and prospects and the value of our ADSs. See also “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble, as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our financial results.

Our expenditure, including capital expenditure, is denominated in, or closely linked to, the Ruble, the U.S.dollar, euro and/or yuan, while substantially all of our revenues are denominated in local currencies of the countries where we operate. The devaluation of local currencies against the Russian ruble can adversely affect our revenues reported in Russian rubles and increase our costs in terms of local currencies. In addition, local regulatory restrictions on the purchase of hard currency in the majority of countries where we operate may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in those countries. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of currency exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

In addition, a portion of our liabilities and borrowings (including our U.S. dollar denominated notes) are also either denominated in or tightly linked to the U.S. dollar or euro. A significant part of these is hedged through financial instruments with various banks, though the risk that such hedging is not fully effective remains.

On July 1, 2016, Belarus redenominated its currency on a scale of 10,000:1. As of December 31, 2019 and December 31, 2020, the official exchange rate published by the National Bank of the Republic of Belarus amounted to 2.10 and 2.58 Belarusian rubles per one U.S. dollar, respectively. As of December 31, 2021, the official exchange rate was 2.55 Belarusian rubles per 1 U.S. dollar. As of April 5, 2022, the exchange rate reached 2.95 Belarusian rubles per 1 US dollar. The possible devaluation of the Belarusian ruble in the future may adversely affect our revenues from this market.

See also “—Inflation could increase our costs and adversely affect our results of operations” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have to make significant capital expenditure, particularly in connection with the development, construction and maintenance of, and the purchasing of necessary software for, our mobile and fixed-line networks. For information about our capital expenditures, see “Item 4—Information on Our Company—A. History and Development—Capital Expenditure.” Further, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditure.

However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

●	a lack of external financing sources;
●	changes in the terms of existing financing arrangements;
●	construction of the wireless networks at a faster rate or higher capital cost than anticipated;
●	pursuit of new business opportunities or investing in existing businesses that require significant investment;
●	acquisitions or development of any additional wireless licenses;
●	slower than anticipated subscriber growth;
●	slower than anticipated revenue growth;
●	regulatory developments;

●	changes in existing interconnect arrangements; or
●	a deterioration in the economies of the countries where we operate.

During the period from 2014 to 2022, the United States and the European Union announced sanctions applying to a number of Russian and Ukrainian individuals and associated institutions. The sanctions may be extended and our ability to gain external funding may be affected. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

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

In 2014, the Bank of Russia implemented an inflation targeting program. As a result of this, inflation in Russia reached 3.0% in 2019 and 4.9% in 2020. In 2021, there was a significant increase in inflation in the US and the Eurozone, covering a wide range of goods, increased inflationary pressure due to rising costs in the global economy. In Russia, this factor also fueled inflationary expectations and hampered the transition to a steady slowdown in inflation. As a result, inflation in Russia reached 8.39% in 2021.

According to the March macroeconomic survey of the Bank of Russia the inflation in Russia may reach 20% in 2022.

At the end of 2019 and 2020, inflation in Belarus amounted to 4.7% and 7.4%, respectively. For the year ended 31 December 2021, the annual rise of consumer prices published by the National Bank of the Republic of Belarus amounted to 9.8%.

High rates of inflation in Russia and other countries of our operation could increase our costs and decrease our operating margins. See also “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Inflation.” and “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

See also “—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble, as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our financial results” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Indentures relating to some of our notes contain, and some of our loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.

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

A material adverse effect on our financial condition and results of operations could occur if redemption rights of our noteholders are invoked.

Under the terms of our outstanding notes, upon occurrence of the circumstances described below, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus interest accrued prior to the redemption date. Such redemption scenario could be triggered in any of the following circumstances:

●	with respect to the notes due 2023, any person acquires beneficial or legal ownership of, or control over, more than 50% of our issued shares, ownership of or control over more than 50% of the voting interests in our share capital or obtains the power to elect not less than half of our directors, provided that the following transactions would not be deemed to trigger a right of noteholders to require redemption of our notes:
●	any acquisition by Sistema or its subsidiaries that results in the 50% threshold being exceeded;
●	any acquisition by us, our subsidiary or our employee benefit plan; and
●	a contribution by Sistema of all or part of its ownership interest in us into a partnership, joint venture or other indirect holding vehicle as long as any other person who is an owner of or party interested in that partnership, joint venture or other indirect holding vehicle does not acquire beneficial ownership of or control over more than 50% of our issued shares, does not acquire ownership of or control over more than 50% of the voting interests in our share capital and does not obtain the power to elect not less than half of our directors.

Some of our loan agreements contain similar redemption provisions triggered by occurrence of similar events. If such events occur, and our noteholders and other debt holders exercise their right to require us to redeem all of their notes or debt, such event could have a material adverse effect on our financial condition and results of operations.

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

The Federal State Statistics Service estimated that the Russian economy grew by 2.2% in 2019. However, the Russian GDP decreased by 2.7% in 2020 due to COVID-19 outbreak as well as a drop in global demand for energy resources. In 2021 Russian GDP grew by 4.7%. According to the March macroeconomic survey of the Bank of Russia, the GDP may decrease by 8% in 2022. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

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

Russia’s banking and financial services systems are less developed or regulated as compared to other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities are generally not insured.

In recent years, there has been a rapid increase in lending by Russian banks, which has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks (including the banks with which we conduct banking transactions) to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the CBR has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently, a number of banks and credit institutions have lost their licenses due to the deficiency of capital and failure to meet the CBR requirements. In 2014-2018, for instance, the CBR revoked the licenses of a number of Russian banks for reasons associated with implementing high-risk lending policies, loss of liquidity and non-compliance with anti-money laundering legislation. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability. In addition, the Russian banking sector may experience instability and weaker financial results due to the ongoing volatility in the global financial and commodity markets, as well as any decline in the Russian economy as a result of COVID-19 and the decline in oil prices.

There is currently a limited number of sufficiently creditworthy Russian banks and few ruble denominated financial instruments in which we can invest our excess ruble cash. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks.

In the event of a banking crisis, Russian companies may be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that may occur during such crisis. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

The physical infrastructure in Russia and the other countries where we operate is generally in poor condition, which could disrupt our normal business activities and adversely impact our results.

The physical infrastructure in Russia and the other countries where we operate does not always meet modern technical requirements, has not been always funded and maintained over the past years.

Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. For example, in August 2009, a major accident occurred at Russia’s largest power plant, the Sayano-Shushenskaya hydroelectric power station, resulting in flooding of the engine and turbine rooms and the death of 75 people. Power generation from the station ceased completely following the incident, which led to a major power outage in the nearby residential areas and at certain industrial facilities as well as pollution of the rivers and soil as a result of an oil spill from the transformer.

In addition, the road conditions throughout our countries of operation may be poor with many roads not meeting minimum quality and safety standards, causing disruptions and delays in the transportation of goods to and within these countries. The governments of the countries where we operate are actively considering plans to reorganize their national rail, electricity and communications systems. Any such reorganization may lead to additional costs and increased tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. The deterioration or insufficient renewal of the physical infrastructure in the countries where we operate harms the national economies, adds costs to doing business in these countries and impedes companies to operate effectively. These difficulties can impact us directly; for example, we keep portable electrical generators to help us maintain base station operations in the event of power outages. Further deterioration of the physical infrastructure in Russia and the other countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased charges and tariffs that may result from the government reorganization may also have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries.

The economies of the countries where we operate are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and the other countries where we operate, and businesses in these countries could consequently face severe liquidity constraints. Additionally, as Russia produces and exports large amounts of oil and gas, the Russian economy is especially vulnerable to the price of oil and gas on the world market and a decline in the price of oil and gas could negatively impact its economy. See also “—Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs”. In addition, recent military conflicts and international terrorist activity have significantly impacted the oil and gas prices globally, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or anti-dumping measures by the United States, the European Union or other principal export markets.

Although our results have not been materially affected by the pandemic to date, there can be no assurance that our business could be materially affected. For more information see “—The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects.”

The disruptions recently experienced in the domestic and international capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in emerging markets, including us, may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs. To the extent that the current market downturn continues or worsens, it may lead to constraints on our liquidity and ability to obtain debt financing, which may have a material adverse effect on our business, financial conditions and results of operations. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

Political and Social Risks

Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

The political and economic situation in Russia has been negatively affected by the global financial crisis, the economic sanctions imposed by the United States, the European Union, Great Britain and other countries, the ongoing volatile economic conditions as well as the continuing impact of COVID-19 pandemic. Other countries where we operate may pose similar challenges. Current and possible future political changes in Russia and other countries where we operate, major policy shifts or a lack of consensus between the various branches of power and powerful economic groups could disrupt or reverse economic and regulatory reforms. This could, in turn, lead to further political instability or conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations, prospects and the value of our shares and ADSs. For example, after the presidential elections, which took place on August 9, 2020, protests began in Belarus. Moreover, the United States, the European Union, Great Britain and other countries have imposed additional sanctions on certain Belarusian persons and entities. Further destabilization of the political and social situation can negatively affect our business, financial position and operations. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

On July 4, 2020, the Law of the Russian Federation on Amendment to the Constitution of the Russian Federation came into force which implemented a number of constitutional reforms aimed at altering the balance of power between the legislative, executive and judicial branches and introducing certain other changes to the Constitution of the Russian Federation. This Law, among other things, prioritizes the Constitution of the Russian Federation over international treaties and the decisions of international bodies, strengthens the Russian State Council as an advisory board to the Russian President and grants the Russian Federal Council with authority to terminate the powers of the judges of the Constitutional Court of Russia upon the recommendation of the Russian President. These amendments to the Constitution may have a significant impact on the Russian political landscape and regulatory environment and lead to other changes that are currently difficult to predict. See also “—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

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

Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.

In February and March 2022, as a result of the ongoing geopolitical conflict in Ukraine, the EU, the U.S., the UK and certain other countries have imposed new significant sanctions and export controls on Russia, particular sectors of Russian economy, and some Russian and Belarusian persons and entities. The continuation or expansion of such restrictions as well as uncertainty due to changes in the regulatory environment in Russia may raise additional compliance and operational challenges for the Company and adversely affect the business of the Company and its customers. In addition, a number of western companies and exchanges have taken further action suspending, stopping, or restricting their operations in Russia by their own initiative. On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including the Company’s ordinary shares), which was later suspended until the limited resumption of stock trading on MOEX on March 24, 2022, and the full resumption of stock trading on MOEX on March 28, 2022. Also, on February 28, 2022, the New York Stock Exchange halted trading in the Company’s ADRs and stocks of certain other Russian companies.

In addition, on February 24, 2022, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) issued a final rule imposing enhanced export controls on Russia, and a license generally is now required for the export, reexport or transfer (in country) of a number of items subject to the Export Administration Regulations (“EAR”) to Russia, including electronics, computers, telecommunications and information security, sensors and lasers, navigation and avionics, marine, and aerospace and propulsion. Most export license applications for Russia will now be subject to a policy of denial, and applications may be reviewed on a case-by-case basis if they relate to flight safety, maritime safety, humanitarian needs, civil telecommunications infrastructure, government space cooperation and government-to-government activities. On March 2, 2022, BIS issued additional export controls relating to Belarus and further expanding the scope of certain export controls relating to Russia.

On February 25, 2022, the European Union published a package of export control measures against Russia, and the package, inter alia, imposes further restrictions on the export of dual-use goods and technology to Russia and other goods and technology which might contribute to Russia’s technological enhancement of its defense and security sector. These measures cover equipment related to the manufacturing of electronic components and materials and other specially designed components and accessories, with certain limited exceptions.

On February 28, 2022, the UK removed Russia as a permitted destination from numerous open general export licenses, and suspended the approval of new export licenses for dual-use items to Russia. On March 1, 2022, a number of further amendments were made, expanding the scope of the existing ban on the export, supply and delivery, making available and transfer of military goods and technology to and for use in Russia, to include certain electronics, computers, telecommunications equipment and information security, sensors and lasers, marine-related items and aerospace and propulsion-related items, with certain exceptions.

In addition, the U.S., the EU, the UK, and other countries have imposed a number of sanctions relating to Russia and Russian parties, including: (i) sanctions that block the property of certain Russian entities and individuals, including a number of financial institutions; (ii) targeted sanctions that prohibit certain debt and/or equity or other transactions with identified companies (including those operating in the Russian financial, energy, and defense sectors); (iii) restrictions on transactions with the Russian Central Bank, National Wealth Fund, Ministry of Finance, and (iv) territorial sanctions restricting investment in and trade with Crimea, Donetsk, and Luhansk. In addition, a number of Russian financial institutions have been removed from the SWIFT messaging system.

Moreover, the restrictions introduced by the U.S., the EU, the UK and other countries may impact supply chain and cost of delivery of equipment and other products, and our business and financial condition.

In particular, pursuant to Decrees of the President of the Russian Federation, Orders of the Russian Government and acts of the Central Bank of Russia a special procedure is established for the execution by residents of certain contracts with foreign legal entities and individuals, including foreign legal entities and individuals from the U.S., the EU, the UK and other countries, that committed unfriendly actions against Russia and Russian persons (hereinafter referred to as foreign persons). In particular, transactions for the provision of credits and loans to foreign persons, as well as transactions that concern the ownership title to securities and real estate are subject to restrictions. Such transactions may be carried out subject to permits issued by the special Government Commission.

Furthermore, a special procedure has been established for the fulfillment by residents (debtors) of their obligations in excess of 10 million rubles (or equivalent of this amount in foreign currency) per month on credits, loans and financial instruments (including payment of bond coupons and dividends) to foreign persons (creditors). These obligations are fulfilled by the debtor with the permission of the Central Bank of Russia (for credit organizations), the Finance Ministry of the Russian Federation (for other debtors) or in rubles through special accounts of type "S". In addition, the Central Bank of Russia is authorized to set limits on the amount of funds for transfers by non-residents from their accounts opened in the Russian Federation to the accounts of other non-residents, as well as for the purchase by non-residents of foreign currency in the foreign exchange market of Russia. Additionally, a ban on transfers by non-resident individuals and legal entities from states that have imposed restrictive measures against Russia (with certain exceptions) of funds held on their accounts opened in Russia to any accounts opened outside the Russian Federation was introduced on April 1, 2022 until September 30, 2022. As a result, any foreign individuals and entities that are the holders of ADRs as of the relevant record date for payment of dividends may be ineligible to receive such dividends in foreign currency. These developments could materially adversely affect the liquidity in, and the value of, our ADRs.

In addition, on March 29, 2022, it was reported that the Ministry of Economic Development of the Russian Federation has proposed a draft law requiring Russian companies to terminate foreign depositary programs, under which the depositary receipts of such companies (including the Company) are listed on foreign stock exchanges. The termination of our depositary program would result in the cancellation of our ADRs, with the underlying shares represented by those ADRs being distributed to shareholders, and the delisting of our ADSs from the NYSE. The underlying shares would continue to be listed on MOEX, which would remain the sole listing venue of our equity securities. The mechanics and timing relating to how the ADRs will be converted into the underlying shares and how such underlying shares are to be traded following their withdrawal from our depositary program remains uncertain. Recipients of such underlying shares may also be subject to restrictions on holding these (either as a matter of applicable law or their own policies). The adoption of this legislation could materially adversely affect the liquidity in, and the trading price of, our ADSs and ordinary shares.

Moreover, on April 3, 2022 certain deputies of the State Duma and members of the Federation Council of the Federal Assembly of the Russian Federation announced amendments to the Criminal Code of the Russian Federation that would establish criminal liability for complying with foreign sanctions on the territory of the Russian Federation. If such amendments were adopted, they could limit MTS’s access to foreign supplies of materials and equipment, as foreign counterparties may be unable to work with MTS, which could have a material adverse effect on our business, financial condition, results of operations, prospects and the value of our shares and ADSs.

In addition, the operations of MTS Bank, the MTS Group’s subsidiary, are susceptible to the risks, including those resulting from sanctions and other regulatory measures, that may affect the MTS Group’s borrowers’ ability to repay amounts due to the MTS Group, which may be impacted by the overall macroeconomic environment and business climate. Adverse changes in economic conditions may result in deterioration in the value of collateral held against loans and other obligations.

The aforementioned geopolitical events, and any continuation of tensions, has had and may continue to have a negative impact on the volatility and trading price of the Group’s shares and ADRs. Developments relating to these matters are highly unpredictable, occur swiftly and often with little notice, and are mostly outside the control of the MTS Group. The risk that any MTS Group member, or individuals holding positions within the MTS Group as well as its counterparties, may be affected by future sanctions designations cannot be excluded. Current and future risks to the MTS Group include, among others, the risk of reduced or blocked access to capital markets and ability to obtain financing on commercially reasonable terms (or at all), the risk of restrictions on the import of certain equipment and software, as well as the risk of further depreciation of the Russian ruble against other currencies (which has already occurred to a certain extent), which may adversely impact the Company’s investment process as a significant portion of its capital expenditures are denominated in or linked to foreign currencies. In addition, rate hikes by the Central Bank of Russia, which has increased its key rate to 20% on February 28, 2022, will and may continue to increase the Company’s financing costs due to the impact on floating-rate credit facilities.

Moreover, operations of MTS Belarus, that is also a part of MTS Group, are also susceptible to risks described above, as well as to specific sanctions risks arising from the EU, the U.S., the UK and certain other countries’ sanctions and export controls regimes imposed at Belarus in February and March 2022.

Crime and corruption could disrupt our ability to conduct our business and thus materially adversely affect our operations.

The political and economic changes in recent years in the countries where we operate have resulted in significant dislocations of authority. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the media in the countries we operate in regularly publish disparaging articles in return for payment. The depredations of organized or other crime or demands of dishonest officials could result in negative publicity, disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition, results of operations and prospects. Any actions which could result in a negative effect on investor confidence in Russia’s business and legal environment could have a further material adverse effect on the Russian securities market and prices of Russian securities or securities issued or backed by Russian entities, including the shares.

Actions of fraudsters aimed against subscribers cause additional risks for operators. Despite our efforts to detect and prevent fraud, some forms of rendering services (for example, offering payments via external Internet sources) might entail risks of fraudulent charge-offs from subscribers’ personal accounts. Such fraud actions could negatively affect our reputation and lead to an increase in subscriber churn, which could materially adversely affect our business, financial condition, results of operations and prospects.

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

Each of the countries we operate in is still developing the legal framework required to support the market economy. The following risk factors relating to these legal systems create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

●	inconsistencies between and among the constitution, federal and regional laws and subordinate legislation (presidential decrees and governmental, ministerial and local orders, decisions and resolutions) and other acts;
●	legislation ambiguities which do not allow to predict how these provisions should be followed and how an authorized body or a court will interpret these provisions;
●	the lack of judicial and administrative guidance on interpreting certain legislation as well as conflicting interpretations of supreme general jurisdiction and arbitrazh courts;
●	the lack of necessary legislation in the reality of digital economy and rapid developing of new technologies;
●	the relative inexperience of judges and courts in interpreting certain aspects of legislation;

●	the lack of an independent judiciary;
●	a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and
●	poorly developed bankruptcy and liquidation procedures and court practice that create possibilities of abuse.

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

On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated a liquidation process. Uzdunrobita was later liquidated. In 2012, we filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes (“ICSID”), part of the World Bank Group, in Washington, D.C.

On July 31, 2014, we and the Republic of Uzbekistan signed a settlement agreement (the “Settlement Agreement”) and MTS agreed to reenter the Uzbekistan market through a joint enterprise with MTS holding a 50.01% in the charter capital of the joint enterprise, while the remaining 49.99% belongs to a state-owned unitary enterprise established and managed by the State Committee for Communications, Development of Information Systems and Telecommunications Technologies of the Republic of Uzbekistan. The Settlement Agreement is governed by English law and provides for the resolution of any disputes arising out of the Settlement Agreement in the International Court of Arbitration under International Chamber of Commerce in Paris.

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

See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs”.

An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable.

In December 2010, the Group suspended its operations in Turkmenistan following notification by the Ministry of Communications of Turkmenistan of a decision to suspend licenses held by BCTI, the Group’s wholly owned subsidiary in Turkmenistan, initially for a period of one month starting from December 21, 2010, and then permanently.

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

In July 2018, we filed a Request for Arbitration against the Sovereign State of Turkmenistan with the ICSID in order to protect its legal rights and investments in Turkmenistan. The Tribunal for these proceedings was constituted on December 18, 2018 and the Company subsequently filed its Memorial (statement of claim) with ICSID on March 29, 2019. See also Note 34 to our audited consolidated financial statements and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Turkmenistan.”.

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

For example, under Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its third or any subsequent financial year, the company must either decrease its charter capital or be placed in liquidation. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations as well as demand compensation of any damages.

However, pursuant to the Federal Law No. 46-FZ dated March 8, 2022 “On Amendments to Certain Legislative Acts of the Russian Federation,” a reduction in the value of the net assets of a Russian joint stock company below the size of its charter capital at the end of 2022 will not require the liquidation of the company.

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

In addition, the Russian tax authorities have brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections (planned and unscheduled) of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. See also “—The regulatory environment for telecommunications in Russia and other countries where we operate or may operate in the future is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors.”

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

In addition, we may be unable to transmit certain television channels if entities that provide television content to us do not possess the requisite licenses. In case such providers of television content do not obtain the required licenses, or have their existing licenses suspended or terminated, our selection of potential television channels for transmission could be significantly limited. The Federal Law No. 257 “On Amending Federal Law “On Mass Media” and Federal Law “On Communications” dated July 13, 2015 introduced a number of amendments to the national mandatory free television channels list. Requirements on sequence of channels, sound and image quality and signal reception points of national mandatory free television channels were adopted in September 2015. In October 2020, the Ministry of Digital Development, Communications and Mass Media adopted its Order dated July 31, 2020 No. 369 “On Determining the Requirements for the Quality of Sound and (or) Image of Mandatory Public TV and (or) Radio Channels”

which updated the existing quality requirements. The inability of operators to comply with such requirements may lead to suspension or termination of a license.

Furthermore, we could be subject to fines and other penalties, including forced suspension of our cable network operators’ activity for up to 90 days. In some cases of our service provision (for example, those employing GPON technology) power failures in subscribers’ households may lead to non-compliance with rules regulating local telephony communication services. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

On June 1, 2018, Federal Law No. 245 “On Amendments to the Federal Law” On Communications” entered into force and is aimed at further aligning the process of entering into a contract for the provision of mobile radiotelephone communication services without appropriate identification of a subscriber (i.e., a user) of communication services. Operators may be subject to penalties and other sanctions, including the suspension of an operator’s activity for up to 90 days, for non-compliance with the Law.

Our failure to comply with existing laws and regulations of the countries where we operate as well as requirements of international and regional standards or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections including the State Labor Inspection Service may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. We have also engaged in certain disputes, which could require us to pay damages or settlements. We may incur expenses in defending these lawsuits. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation”.

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

In December 2019, we sold our telecommunication business in Ukraine under an agreement entered into with Telco Solutions and Investments LLC, as purchaser, an entity affiliated with telecommunication company Bakcell LLC, which is a part of the NEQSOL Holding international group of companies (the “Sale Agreement”), see “Item 4—Information on our Company—A. History and Development” and Note 11 to our audited consolidated financial statements for details of the transaction. We provide certain common contractual protections to the purchaser and are subject to certain post-closing obligations under the Sale Agreement. Further, the Sale Agreement contains a post-completion price adjustment mechanism. As a result of applying this mechanism, the purchase price was adjusted in our favor so we were not required to pay any sum to the purchaser.

Although we do not anticipate any further material price adjustments or other liability under the Sale Agreement, there can be no assurance that a liability will not emerge in the future, in which case it could have an adverse effect on our financial position and results of operations.

There is insufficient minority shareholder protection in Russia.

Minority shareholder protection under Russian law principally derives from (a) supermajority shareholder approval requirements for certain corporate actions, (b) the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions, (c) the ability of a shareholder to sell his shares at a fair price when the control is changed, the company is acquired at a price determined in accordance with the requirements of the current legislation, (d) shareholders’ right to challenge decisions of the company’s management bodies in certain circumstances, and (e) shareholders’ right to challenge transactions which caused company’s loss. Companies are also required under Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. In practice, enforcement of these protections has not always been effective. Shareholders of some companies have suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

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

While the Federal Law on Joint Stock Companies provides that shareholders owning not less than 1% of the company’s outstanding common stock may bring an action for damages caused to a company by its CEO, member of the Board of Directors or its Management Board and certain other officials acting on behalf of the company, minority shareholders may have difficulties with proving such damages with the court and as a consequence their claims may be denied by the court. In 2009, legislation was adopted which contemplates class action litigation, in 2015 mechanism of class action regarding corporate disputes was introduced and in 2019 this mechanism was updated and specified. Although there have been several disputes in the past few years, Russian courts do not have a clear and consistent approach in regards to class action litigation. In addition, the issue of claims by shareholders against the company to compensate the shareholders for their losses is not clearly regulated by the current legislation.

Moreover, due to the adoption of Federal Law No. 55-FZ dated March 14, 2022, until December 31, 2022 shareholders holding alone or with other holders 5% or more of the voting shares have the right to appeal to the court with claims to challenge major and interested party transactions, as well as claims against a member of the Board of Directors or member of any executive body of the Company. Before the adoption of this Federal Law, shareholders holding alone or with other holders 1% or more of the voting shares had the right to file such lawsuits.

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

According to the amendments to the Civil Code of the Russian Federation, which came into effect on September 1, 2014, shareholders and participants of Russian companies have, inter alia, the following rights, which can be executed via judicial proceedings:

●	to demand the liquidation of a company in case of failure to achieve a corporate purpose for which it was created, including a case when an operation of a company becomes impossible or is substantially hampered; and
●	to demand exclusion of a shareholder or a participant (except for the public joint stock companies, including MTS) whose actions/inactivity either cause significant harm or hampers the company’s operations.

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

The Civil Code of the Russian Federation, the Joint Stock Companies Law and the Federal Law “On Limited Liability Companies” generally provide that shareholders in a Russian joint stock company or members of a limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an “effective parent.” The entity whose decisions are capable of being so determined is deemed an “effective subsidiary.” The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out its decisions or decisions made with its consent. However, joint and several responsibility of the effective parent is excluded in case of voting of the effective parent on the approval of the transaction at a general shareholders’ meeting of the effective subsidiary, as well as the approval of the transaction by the body of the effective parent, if the need for such approval is envisaged in the charter of the effective subsidiary and/or the effective parent. In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or failure to act of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises.

Accordingly, we could be liable in some cases for debts of our subsidiaries and losses of the legal entities to the extent that we had any power of determining such subsidiaries’ actions that caused such losses. This liability could have a material adverse effect on our business, results of operations and financial condition.

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

Russian law provides that shareholders that vote against or did not participate in voting on certain matters have the right to sell their shares to the company at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

●	decisions with respect to a reorganization;
●	the approval by shareholders of a “major transaction,” which involves property in excess of 50% of the balance sheet value of the company’s assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated (including those which are simultaneously interested-party transactions), except for transactions undertaken in the ordinary course of business;
●	the amendment of our charter in a manner that limits shareholder rights;
●	the amendment of our charter in a manner that excludes reference to the entity’s public status, approved simultaneously with a decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities; and
●	a decision on applying for delisting of shares and convertible securities from a stock exchange.

For example, during 2015-2021 we repurchased MTS ordinary shares, for more details see “Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” Our obligation to purchase shares in these circumstances, which is limited to 10% of the company’s net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects. Under Russian law, if we are unable to sell the repurchased shares at a price equal to or exceeding the market price within one year of the date of repurchase, we will have to reduce our charter capital accordingly.

The Strategic Foreign Investment Law imposes certain restrictions on us and our existing and potential foreign shareholders, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

On May 7, 2008, the Federal Law “On the Procedure for Foreign Investment in Commercial Organizations of Strategic Importance for the Defense and Security of the State,” or the Strategic Foreign Investment Law, came into force in Russia. This law sets forth certain restrictions relating to foreign investments in Russian companies of “strategic importance.” Among others, companies with a dominant position in the Russian telecommunications market are considered to be strategically important and foreign investments in such companies are subject to regulations and restrictions to these companies set out by the Strategic Foreign Investment Law. For purposes of the Strategic Foreign Investment Law, a mobile telecommunications provider is deemed to be dominant if its market share in the Russian market exceeds 25%, as may be determined by the FAS. In addition, a company may be considered to be strategically important due to our offering of services involving the use of cryptographic technologies.

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

Commencing December 6, 2014, a foreign investor is also obliged to notify the authorized governmental body about the fact of conducting the pre-approved transactions. With effect from July 1, 2017, according to the amendments, offshore companies (and companies under their control) are prohibited from obtaining control over a strategically important company and are obliged to have any acquisition of 25% or more of right of ownership of voting shares pre-approved. According to the amendments that came into force on July 1, 2017, certain sanctions may be imposed in respect of such transactions conducted without notification, for example, a deprivation of the foreign investor of any voting rights at a shareholders’ meeting of strategically important companies through judicial proceedings brought by an authorized governmental body.

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

Following an amendment to the Federal Law on Communications, which became effective July 1, 2006, fixed-line operators began charging their subscribers for calls to mobile phone users and started to transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is established by the regulator and is known as the “settlement rate.”

The Ministry of Communications and Mass Media is considering altering the approach to inter-carrier settlements in Russia and the subsequent lowering of the settlement rate. Any reduction of the settlement rate by the regulator could have a negative impact on our average monthly service revenues per subscriber and margins. Over the past few years the government authorities developed a number of new initiatives, which have not yet been implemented or were implemented recently and a lack of law enforcement practice may cause difficulties in interpreting these developments and lead to additional burden for telecommunications operators. In December 2018, the Ministry of Communications developed new initiatives relating to the reframing of interaction between operators. It is unclear yet how this proposal may be implemented, however it may potentially lead to a reduction in traffic transmission revenues and margin. The final decision on the implementation of this proposal has not been made yet. The agreement on the conditions of inter-carrier mutual settlements while delivering international communication services in CIS-countries was signed on the CIS Heads of Government Council meeting held in Dushanbe on October 30, 2015 (the “Agreement”). The enforcement of certain provisions of the Agreement may adversely affect our operation in terms of the execution of inter-carrier mutual settlements among CIS-operators. In order to be implemented, the corresponding provisions should be introduced to the Russian legislation. To date, the provisions have not been implemented yet.

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

With the entry into force of the Treaty on the Eurasian Economic Union (the “EEU”) on January 1, 2015, a supra-national antimonopoly body empowered to control compliance with general competition rules on cross-border markets and to apply antitrust measures was established. Should violations with respect to companies operating on cross-border markets be identified, this might lead both, to imposition of fines in accordance with the legislation of the EEU and adoption of the decisions for compulsory execution.

The amendments introduced to Article 5 of the Federal Law No. 115 “On Combating Legalization (Laundering) of Criminally Gained Income and Financing of Terrorism” dated August 7, 2001, entered into force on March 1, 2015. The list of organizations carrying out cash/other property operations, to whom the law requirements are applied, was expanded according to those amendments. In addition to telecommunications operators entitled to independently render mobile radio telecommunications services, the telecommunications operators occupying “substantial position” in public switched telephone networks entitled to independently provide data transmission services and render services on the basis of contracts with individual subscribers, have been also included in the list. A telecommunications operator which meets the specified criteria is obliged to provide the Federal Financial Monitoring Service with the information on cash/other property operations (that is subject to compulsory control or that seems suspicious while implementing the rules of internal control), as well as to take measures for freezing of cash assets / other property (in case there is an information on its involvement in extremist activities or terrorism). Lack of law enforcement practice may cause difficulties in interpreting the above- mentioned amendments and lead to additional burden for telecommunications operators.

On July 8, 2017, the Federal Law No. 110 “On Amendments to Article 66 of the Federal Law “On Communications” and Article 35 of the Federal Law “On Mass Media” dated June 7, 2017 came into force, which requires operators to transmit warning signals to telecommunications services users or inform them about dangers arisen by threat of occurrence of emergencies or occurrence of emergencies. Expenditure related to the transmission of warning signals is not compensated to operators.

On April 4, 2016, the Ministry of Communications of the Russian Federation adopted the order No. 135 “On the Approval of Requirements for Communication Networks Operation With Respect to the Use of Services Provided by Third Parties.” The order came into force on July 26, 2017.

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

The Federal Law No. 374 “On the Introduction of Amendments to Certain Legislative Acts of the Russian Federation with Respect to Setting up of Additional Counter-terrorism Measures and Public Security Enforcement” was adopted on July 6, 2016. Pursuant to that law, operators are obliged to store information on the facts of receiving, transferring, delivery and/or processing of voice information and text messages, as well as images, sounds, video- and other messages of telecommunications services users (for a three-year period) and the contents of such communications, including voice data, text messages, pictures, sounds, video or other communications (for up to six months). The requirement relating to the storage of messages contents entered into force on July 1, 2018. The Government regulation “On Rules, Terms and Volume of Voice Information, Text Messages, Images, Sounds, Video- and Other Messages of Telecommunications Services Users to be Stored” was adopted on April 12, 2018 (the “Rules on Storage”). According to this regulation, commencing July 1, 2018, communication operators that render intercity and international communication services (as well as personal radio call services, mobile radio services in a public communication network, mobile radiotelephone and satellite communication services, data transmission services for the purposes of transferring voice information, zonal and local telephone communication services) are required to store voice information and text messages, for a period of six months from the moment of the end of their receipt, transfer, delivery and/or processing. Starting from October 1, 2018, operators that render telematics services, as well as data transmission services (except for data transmission services for the purposes of transferring voice information) are obliged to store telecommunication messages by using data storage technical equipment in the volume of electronic communication messages sent and received by the operator’s subscribers (the actual traffic) during 30 days before the commissioning date of the technical equipment. Moreover, the capacity of the data traffic storage system is required to be increased by 15% annually during 5 years from the date the data storage technical equipment was put into operation. Significant additional costs will be required in order to comply with these requirements.

With effect from October 1, 2019 the Federal Law No. 191 “On Introduction of Changes to Certain Legislative Acts of the Russian Federation” dated July 18, 2019 came into force and assumes important changes to the procedural legislation regarding class actions in Russia. According to the law, consumers have a right to file class action lawsuits with the courts of general jurisdiction. Moreover, the law provides changes relating to class actions in arbitration proceeding, specifically, a “group” is defined as those having common or homogeneous rights. The law is aimed at harmonization of civil and arbitration proceedings as well as boosting the effectiveness of the Arbitration Procedure Code (“APC”) clauses, therefore the changes are generally consistent with the Civil Procedure Code (“CPC”) developments. These changes allow mass consumer claims in case the amount of each individual claim is small, but the total amount of all claims is significant, that could additionally motivate to initiate lawsuits, inter alia, by using litigation funding (investment) tools. The law expanded the list of persons who can advocate the interests of a group of persons. Claims might be filed by, inter alia, Rospotrebnadzor, FAS, Bank of Russia, stakeholders and other persons as well as by a group of consumers, whose interests are suffered as a result of violation of competition legislation. Any class actions filed against us could have a material adverse effect on our business, financial condition and results of operations.

In November 2019, the Federal Law No. 90 “On certain amendments to the Federal Law “On communications” and the Federal Law “On information, information technologies and information protection” dated May 1, 2019 (the “Sovereign Internet Law”) aimed at ensuring stable, secure and integral functioning of the Internet in the territory of the Russian Federation, came into force. Under the Sovereign Internet Law, operators, installed equipment on their networks, which could adversely affect the networks’ stability and the quality of provided communication services. The Sovereign Internet Law is broadly drafted, and although the Russian authorities have already adopted necessary implementing acts, practical issues may require further subordinate legislation to be adopted further clarifying the provisions of the law. Furthermore, additional costs for maintenance and operation of this equipment may be required from the operators.

On January 14, 2019, the Government of the Russian Federation published a list of instructions aimed at encouraging the procurement of telecommunication equipment of Russian origin. According to the document, ministries should prepare proposals by May 1, 2019, relating to an increase in the import customs duty rate to a level of up to 20% with respect to telecommunication equipment. Currently, there can be no certainty as to the form of the implementation of these initiatives; therefore, it is difficult to assess how such changes will affect the company’s operations. Should the import customs duty rate increase in respect of the equipment we purchase, this may have a material adverse effect on our financial condition and results of operations.

The Federal Law No. 533 dated December 30, 2020, which came into effect from June 1, 2021, introduced amendments to the Law “On Communications” clarifying the contracting process with subscribers, including the following changes:

●	the possibility to conclude contract with subscribers using a simple electronic signature obtained in operator’s offices is excluded;
●	a contract for devices with eSIM can be concluded via the Internet only using a unified biometric system and an advanced qualified electronic signature;
●	rendering services for corporate clients is possible only if data on individuals using a subscriber’s numbers is entered into the Integrated Identification and Authentication System (IIAS). Operators have the obligation to check if such information is present in the IIAS starting from December 1, 2021 and stop providing services to clients in case the information is inaccurate;
●	rendering telecommunication services to corporate clients for M2M devices is possible only if data on a subscriber’s number, address of a corporate client or device location as well as other information is entered into the IIAS. This may affect the M2M services development, including IoT projects;
●	Roskomnadzor is responsible for developing an information system for monitoring the contracting process between operators and their subscribers. An operator will have the obligation to report certain information via this system unilaterally. Modification of business processes and IT systems for connection to the monitoring system may be required from operators. Federal Law No. 319 determines information, which operators are obliged to transfer to Roskomnadzor , including information about subscribers (users), volume and period of providing telecommunication services etc.

In July 2021 the Russian President signed the Federal Law No. 319, according to which free access must be organized starting from December 1, 2021, to the websites of domestic socially significant Internet resources, including the websites of state bodies, non- budgetary funds, state and municipal service portals and other websites that will be determined by the Government Commission. In furtherance of the abovementioned Federal Law, the Government adopted Decrees No. 2531 dated December 29, 2021 and No. 2469 dated December 25, 2021, containing the Rules for maintaining a list of domestic socially significant information resources and establishing the Government Commission, including its tasks, rights and decision-making procedures. The conditions under which the operator provides free access are regulated by the rules for the rendering of telecommunication services. In January 2022 the Government Commission determined the list of domestic socially significant information resources and included the “Vkontakte” social networking system and the “Gosuslugi” Integrated Identification and Authentication System in the list. We provide free access to these resources on our mobile network. This could potentially have a material adverse effect on our business, financial condition and results of operations.

The Federal Law No. 319 dated July 02, 2021 introduced amendments to the Law “On Communications” expanding the list of requirements for operators, including:

●	a register of communication lines, crossing the Russian state border, and communication facilities, to which these communication lines are connected, will be formed. Operators will have to comply with requirements established by Roskomnadzor for such lines and communication facilities, and send a notification of their fulfillment to Roskomnadzor in order to include the relevant information in the register. Operators do not have a right to connect communication lines to communication facilities and communication facilities to communication lines, if there is no information about them in the register.
●	operators are obliged to connect and send/receive information through a system developed by the radio frequency service. This information will be used to monitor compliance by operators with the requirements of the Federal Law “On Communications”.

The Federal Law No. 465 dated December 30, 2021 introduced amendments to the Law “On Communications”, according to which:

●	operators are obliged to transmit free SMS messages with a confirmation code to citizens and legal entities in case of their authentication through the Integrated Identification and Authentication System (IIAS) as well as in case of their significant actions using the IIAS;
●	the special features of providing communication services, connection services and traffic transmission services (for example, pricing) for the needs of state authorities, the needs of the country’s defense, state security and law enforcement have also been extended to other state bodies, local governments and organizations (customers), if they: conclude contracts for such services in accordance with the legislation of the Russian Federation on the contract system; pay for them using the funds of the budget system of the Russian Federation.
●	operators are prohibited to suspend and (or) terminate the provision of telecommunication services to the above-mentioned customers after the expiration of the contract.

The Federal Law No. 480 dated December 30, 2021 establishes administrative sanctions for non-compliance with obligations related to the transfer of a subscriber number and (or) a unique identification code, termination of rendering communication services and (or) services for traffic transmission (it entered into force on December 30, 2021) as well as connection by operators to the system for ensuring their compliance with requirements for the provision of communication services and services for traffic transmission in the public communication network (it will come into force on January 1, 2023).

Currently, the Russian Civil Code is undergoing the process of substantial revisions with new provisions being introduced relating to a number of sectors. Particularly, Federal Law No. 430 dated December 21, 2021 (excluding certain provisions) will come in force on March 1, 2023 and, among other things, supplement the Civil Code of the Russian Federation with chapters on real estate and rights to buildings, structures, objects under construction, premises. The regulation also defines the types and concepts of immovable things, land, buildings, structures, and premises, as well as the general principles for the formation of immovable things.

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

The failure of our subsidiaries that are subject to regulations as natural monopolies to comply with the requirements of the Federal Law No. 223 “On Procurement Process,” inter alia, in case of collective tendering can lead to application of certain liability measures with respect to our subsidiaries.

One of our subsidiaries, MGTS, is categorized as a natural monopoly in the Moscow telecommunications market. According to the Federal Law No. 223 “On Procurement Process,” natural monopolies are obliged to conduct the procurement process in accordance with the principles of transparency and non-discrimination and unjustified limitation of competition. If our subsidiaries that are under additional regulations as natural monopolies are found failing to comply with the law on procurement process, inter alia in case of collective tendering with us, our subsidiaries can be subject to certain liability measures, according to Russian legislation. See also “— Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations.”

Russian and foreign legislation on personal data and information security in information systems and communication networks may turn out to be hard to implement and require significant resources. Inability to comply with the requirements may lead to sanctions.

Communication operator activity in the sphere of information security in the Russian Federation is represented by the following legal acts: Federal laws “On Communication,” “On Information, Information Technologies and Information Protection,” “On Personal Data,” “On Trade Secret,” “On Electronic Signature,” by-laws of the Government, FSTEC, FSS, Ministry of Communication and The Federal Service for Supervision of Communications, Information Technology and Mass Media of the Russian Federation, among others. Main risks, posed by organization of processing and providing security of personal data include the following factors:

●	ambiguity of applicability of legislation on communication, personal data, trade secret, etc. to a single object of legal regulation. Data may be simultaneously attributed to different categories of limited access information, which fall under different information security requirements under different sections of the Russian legislation;
●	responsibility of personal data operators for the actions of the third parties, processing personal data at the request of personal data operators;
●	ambiguity of the criteria for determining personal data protection level during its processing in the information systems (for example, in case undocumented possibilities in system and/or applied software exist), set by Government Decree No. 1119, dated November 1, 2012;
●	high level of requirements to the personal data protection;
●	significant costs on creation of information protection system and support of protection level;

●	necessity to use the means of information protection, which have undergone a special conformity assessment procedure; replacement of the existing means of information protection with the ones, certified by FSTEC and FSS of Russia may require additional costs on certification of the existing means of information protection and later on certificates renewal (because of the limited period of certificates validity);
●	in case of failure to comply with requirements for confirmation of licenses for the technical and cryptographic protection activity of confidential information by FSTEC of Russia or FSS of Russia, the company would not be able to provide the corresponding commercial services to the third parties; and
●	ambiguity of the requirement of Federal law No. 152 to localize processing of the Russian citizens personal data on the territory of Russia, keeping the possibility of cross-border transfer of this data.

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

The Ministry of Digital Development, Communications and Mass Media of the Russian Federation prepared draft amendments to the Federal Law No. 149-FZ “On Information, Information Technology and Data Protection” dated July 27, 2006 aimed at unifying the approach to big data processing. Currently there is no clarity as to the requirements to the big data processing and when the announced draft law and subordinate legislation may be adopted, hence we are not able to estimate their potential impact on the Group.

The Federal Law No. 441 was adopted on December 30, 2021. According to the Law, if we continue to collect and process biometric personal data to authenticate personal data subjects, we will have to be accredited by September 1, 2022 in accordance with the requirements of legislation on information, information technology and information protection. In addition, we must check the compliance of organizational and technical measures for the processing (including collection) and protection of personal biometric data and, in case of non-compliance with such requirements, take appropriate measures. At present, such changes in the legislation could lead to significant additional costs as well as significant risks including administrative sanctions in case of non-compliance with these requirements.

The Russian taxation system is underdeveloped and any imposition of significant additional tax liabilities could have a material adverse effect on our business, financial condition or results of operations.

The discussion below provides general information regarding the Russian tax regime and is not intended to be inclusive of all issues. Investors should seek advice from their own tax advisors as to these tax matters before investing in our shares and ADSs. See also “Item 10—Additional Information—E. Taxation.”

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

Lately the Russian government has taken measures aimed at revising the existing structure and practice of applying agreements on avoidance of double taxation in order to limit the taxpayer’s ability to apply reduced rate (exemptions) when paying dividends and interest in certain jurisdictions. The terms of the agreements have already been revised with a number of jurisdictions in order to increase tax rate on dividends and interest, and are being revised with other ones. Limitation of the taxpayer’s ability to apply reduced rate (exemptions) might lead to higher tax rates, and thus increase our costs.

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

Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities are increasingly taking a “substance and form” approach, which may cause additional tax exposures to arise in the future. Moreover, the Russian Tax Code was amended with direct provisions which prohibit tax benefits, if achieved without real business activities, or the main aim of the transaction was tax benefits. Additional tax exposures could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

See also “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Tax Audits and Claims.”

Lack of law enforcement practice of the Russian anti-offshore policy may have an adverse impact on our business, financial condition and results of operations.

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

On November 4, 2014, the President of the Russian Federation signed the Federal law No. 325 “On Ratification of the Convention on Mutual Administrative Assistance in Tax Matters.” Ratification of this Convention will enable the Russian Federation to receive tax information from all participating countries, which include a number of offshore jurisdictions.

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

This legislation allowed the tax authorities to make transfer pricing adjustments and impose additional tax liabilities with respect to all “controlled” transactions, provided that the transaction price differed from the market price by more than 20%. “Controlled” transactions included transactions with related parties, barter transactions, foreign trade transactions and transactions with significant price fluctuations (i.e., if the price with respect to such transactions differs from the prices on similar transactions conducted within a short period of time by more than 20%). Special transfer pricing provisions were established for operations with securities and derivatives. Russian transfer pricing rules were vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts. There has been very little guidance (although some court practice is available) as to how these rules should be applied. These transfer pricing rules apply with respect to transactions that occurred before January 1, 2012.

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

The change in the currency regulation may negatively affect our performance of obligations under contracts previously concluded with Russian and foreign counterparties, requiring us to make payments on them in foreign currency and necessitating the conclusion of additional agreements in relation to the relevant contracts. As a result, we are exposed to the risks of changes in the currency regulation and foreign exchange control in Russia. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

The regulation of critical information infrastructure in the Russian Federation may lead to additional costs which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Federal Law No. 187 “On the Security of the Critical Information Infrastructure of the Russian Federation” which came into force on January 1, 2018 (the “Law on CII”) provides for the creation of a register of significant critical information infrastructure (CII) objects, to which the communication networks elements may be assigned (after the classification of CII objects). Both state-owned and non-state-owned organizations are classified as subjects of the CII.

The law envisages criminal penalties if the security requirements in respect of such significant CII objects are not met and damage is incurred. CII subjects, including communication operators, are required to, among other things:

●	categorize CII objects;
●	sent the results of CII objects categorization with the authorized bodies;
●	create a security system for significant CII objects and implement measures targeted at significant CII protection and protection of information, belonging to the corresponding category;
●	set up and provide the operations of means for attacks search on the communication network with the transfer of management to the authorized body; and
●	organize transfer of information about computer incidents on the CII to the authorized body.

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

Pursuant to paragraph 1 d)-2 of the Order No. Pr-1180 of the Russian President dated July 2, 2019 the Ministry of Communications developed draft orders «On economic measures to ensure technological independence and security of critical information infrastructure objects» and «On approval of requirements applicable for software, telecommunications equipment and radio-electronic products used at critical information infrastructure objects, and the procedure for the transition to the preferential use of Russian software, telecommunications equipment and radio-electronic products», providing for obligation of operators to use only Russian equipment and software at CII objects.

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

The ability of investors to deposit shares into our ADS facility may be affected by current or future governmental regulations. For example, before November 28, 2021, under Russian securities regulations, no more than 25% of a Russian company’s shares could have been circulated abroad through sponsored depositary receipt programs. Prior to December 31, 2005, and at the time of our initial public offering, this threshold was 40%. Although we believe that the lower threshold, which was subsequently abolished, did not apply to our ADSs, in the future, we may be required to reduce the size of our ADS program or amend the depositary agreement for the ADSs.

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

The market price of our ADSs experienced, and may continue to experience, significant volatility. Volatility remains relevant, as trading in our ADSs on NYSE was suspended on 28 February 2022, following the suspension of all trading on the Moscow Exchange on the same day. MOEX stock trading was resumed on March 24, 2022. See also “—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs.”

For information on the closing price of our ADSs on the New York Stock Exchange, see “Item 9—Offer and Listing Details—A.4. Market Price Information.”

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

●	periods of regional or global instability, including macroeconomic;
●	announcements of technological or competitive developments;
●	regulatory developments in our target markets affecting us, our customers or our competitors;
●	actual or anticipated fluctuations in our quarterly operating results;
●	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;
●	the value of local currencies in the markets where we operate compared to the US dollar;
●	change of the key rate by world banks;
●	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;
●	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;
●	sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders; and
●	impact and development of any investigation or lawsuit, currently pending or threatened, or that may be instituted in the future.

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

See also “—Failure to comply with requirements on the disclosure of certain information on ADSs and ADS holders may restrict your ability to vote.”

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

ADS holders may be unable to benefit from the United States - Russia income tax treaty.

Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. The tax burden may be reduced to 5% or 10% under the United States—Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning 10% or more of the company’s voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company’s voting shares. However, according to the recent amendments to the Russian Tax

Code, U.S. holders will only be able to utilize the 5% reduced rate through tax reimbursement procedures, as the tax agent is required to use the baseline tax rate established by the code or the applicable tax treaty, whichever is appropriate. See also “Item 10—Additional Information—E. Taxation—Certain Russian Tax Consequences—United States—Russia Income Tax Treaty Procedures.”

The Russian tax rules in relation to ADS holders (that would affect U.S. holders) are characterized by significant uncertainties and limited interpretive guidance. Recent amendments to the tax rules have clarified the status of the ADS holders as beneficial owners of the income from the underlying shares by establishing that the custodian holding the depo account with the shares underlying the ADSs acting as the tax agent and determines amounts of the withholding tax based on the information about the ADS holders and their tax residency status as provided by the program depositary. However, the application of the baseline tax rate for ADS holders and any double tax treaty relief is available only if the tax treaty residence of the holder is provided to the custodian along with the other information prescribed by the Tax Code. In relation to ADS holders such information is to be provided by the ADS holders to the depositary, who relays it to the custodian, who acts as the tax agent and withholds the taxes when making transferring the dividends to the depositary. It is currently unclear how the depositary will collect the necessary information from ADS holders. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States—Russia income tax treaty, in practice such relief may be difficult or impossible to obtain. See also “Item 10—Additional Information—E. Taxation” for additional information.

If we were classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes, U.S. holders of the ADSs could be subject to adverse U.S. federal income tax consequences.

In general, we will be a PFIC for any taxable year in which either: (i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains, rents, and royalties, other than rents or royalties derived in the active conduct of a trade or rental business); or (ii) at least 50% of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income. Our PFIC status is an annual determination that can be made only after the end of each taxable year, and will depend on the composition of our income and assets and the value of our assets from time to time, including goodwill (which may be determined by reference to the market value of our shares or ADSs, which may fluctuate), and the manner in which we operate our business. Recent volatility in the global capital markets could increase the risk that we might be classified as a PFIC in the current taxable year or in future taxable years. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we were classified as a PFIC for any year in which a “U.S. Holder” (as defined under “Certain United States Federal Income Tax Consequences”) owns our ADSs, the U.S. Holder could be subject to adverse U.S. federal income tax consequences. For any year during which a U.S. Holder held the ADSs, we will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder held the ADSs, unless we cease to be a PFIC and the U.S. Holder has made certain “purging” elections with respect to the ADSs. Each U.S. Holder of the ADSs should consult its tax advisor regarding the PFIC rules and should read the discussion below under “Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

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

The amount of such income is typically determined as the sales price of shares (participation interest). However, if documentary support for the acquisition cost of the shares (participation interest) is available, the tax may instead be assessed on the basis of the difference between the sales price and the acquisition cost (including other related costs) if documentary evidence of such costs is submitted to the tax agent. The Russian Tax Code also establishes special rules for calculating the tax base for the purposes of transactions with securities. However, an exemption applies if immovable property located in Russia constitutes more than 50% of a company’s assets and the securities are traded on a foreign stock exchange. The determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis and the relevant Russian legislation and regulations in this respect are not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia does not currently and will not constitute more than 50% of our assets as at the date of the sale of ADSs by non-residents.

Where the ADSs are sold by legal entities or organizations to persons other than a Russian company or a foreign company or an organization with a registered permanent establishment in Russia, even if the resulting capital gain is considered taxable in Russia, there is currently no mechanism under which the purchaser will be able to withhold the tax and remit it to the Russian budget.

Under the United States / Russia income tax treaty, capital gains from the sale of shares and/or ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term “fixed assets” is used in the Russian version of the treaty) were to consist of immovable property located in Russia.

The taxation of income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. Russian tax law does not give a definition of how the “source of income” should be determined with respect to the sale of securities, other than that income from the sale of securities, which takes place “in Russia” should be considered as Russian source income. As there is no further definition of what should be considered to be a sale “in Russia,” the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares, the location of the registrar recording the transfer of legal title to the relevant securities or other similar criteria.

Non-residents who are individuals are taxable on Russian-source income. Provided that gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income, then such income should not be taxable in Russia. However, gains arising from the disposition of the same securities and derivatives “in Russia” by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities. See also “Item 10—Additional Information—E. Taxation.”

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares and ADSs.

Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no single central registration system in Russia. Share registers can be maintained only by licensed registrars located throughout Russia. Regulations have been adopted regarding the licensing conditions for such registrars, as well as the procedures to be followed by licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Furthermore, the depositary, under the terms of the deposit agreements governing record keeping and custody of our ADSs, is not liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Registration and Transfer of Shares.”

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

Because no standard definition of an average monthly service revenue per user (“ARPU”), average monthly usage per user (“MOU”) or churn exists in the telecommunications industry, comparisons between certain operating data of different companies may be difficult to draw.

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

Mobile TeleSystems CJSC (“MTS CJSC”), our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 42.085% of our share capital (effective ownership - 49.94%). See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our legal name is Mobile TeleSystems Public Joint Stock Company (MTS) and we are incorporated under the laws of the Russian Federation. Our head office is located at 5 Vorontsovskaya Street, Bldg. 2, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 495 223-2025. The address of our incorporation is 4 Marksistskaya Street, Moscow 109147, Russian Federation. We maintain a website at www.ir.mts.ru. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 as our authorized agent for service of process for the service or processing of any suit or proceeding arising out of, or relating to, our shares, ADSs, or the depositary agreement(s). We maintain a website at www.ir.mts.ru. The information on our website is not a part of this report. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.Mobile TeleSystems Public Joint Stock Company (MTS PJSC) is the new legal name of Mobile TeleSystems Open Joint Stock Company (MTS OJSC) registered on July 1, 2015 in order to comply with the regulations of Chapter 4 of the Civil Code of Russian Federation (as amended). MTS OJSC was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly owned subsidiary. Our charter was registered with the State Registration Chamber on March 1, 2000, which is our date of incorporation, and with the Moscow Registration Chamber on March 22, 2000. Our initial share issuance was registered by the Russian Federal Commission on the Securities Market on April 28, 2000.

We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by ADSs on the New York Stock Exchange (the “NYSE”) under the symbol “MBT.” Each ADS represents two underlying shares of our common stock. Prior to May 3, 2010, each ADS represented five shares of our common stock.

In September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic to form a joint venture with a GSM 900/1800 license to operate in Belarus. On June 26, 2002, MTS Belarus received all of the governmental approvals and licenses required to commence operations in Belarus and it began operations on June 27, 2002.

In 2003 through a number of purchases we acquired a 100% stake in MTS Ukraine (now VF Ukraine) for RUB 11,872 million. Starting from 2007 until 2015, we operated under the MTS brand in Ukraine. In 2015, as part of our strategic partnership with Vodafone, we introduced Vodafone brand in Ukraine. In December 2019, our wholly owned subsidiary Allegretto Holding S.a.r.L (Lux) sold its 100% stake in its Dutch subsidiary Preludium B.V., the sole shareholder of VF Ukraine, for total consideration of USD 689 million (RUB 44,386 million) (including fair value of earn-out of USD 44 million). See Note 11 to the consolidated financial statements. This deal is in line with our revamped strategy focused on Russia and aimed to build innovative digital services on top of a strong telecoms foundation.

We started operations in Uzbekistan, following the two step acquisition of 100% ownership interest in Uzdunrobita in 2004 and 2007. In July 2012, we suspended providing services in Uzbekistan per the order from the State Agency for Communications and Information (“SACI”) of Uzbekistan on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days which was subsequently extended to three months. On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated liquidation procedures. As a result, we lost control over the subsidiary and deconsolidated Uzdunrobita. In July 2014 the disputes between us and Republic of Uzbekistan were resolved. The parties signed the Settlement Agreement and according to its terms all mutual claims were eliminated. Furthermore, a new mobile operator, UMS, was established by governmental authorities of Republic of Uzbekistan. On September 24, 2014, an ownership interest of 50.01% in UMS was transferred to us as an incentive for reentrance into the country by the State Unitary Enterprise “Center of Radio Communications, Radio Broadcasting and Television,” the second shareholder of an operator, on behalf of the Republic of Uzbekistan. We started operations in Uzbekistan in December 2014. On August 5, 2016, we sold our 50.01% stake in UMS to the State Unitary Enterprise “Center of Radio Communications, Radio Broadcasting and Television.”

Please see “Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations” regarding recent suspension of our services in Uzbekistan and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan.”

In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million (RUB 1,343 million) in cash. Since October 2006, we have operated under the MTS brand in Turkmenistan. On December 21, 2010, the Ministry of Communication of Turkmenistan suspended our primary operating license and we ceased providing mobile telecommunications services in Turkmenistan. In August 2012, we restarted our mobile communication operations in Turkmenistan via MTS-Turkmenistan and resumed providing services for subscribers who did not cancel their contracts. Since October 1, 2012, we resumed our operations in Turkmenistan entirely and started entering into contracts with new subscribers. On September 29, 2017, we stopped providing communication services in Turkmenistan due to the actions of the state-owned telecommunication company Turkmentelekom, which resulted in the disconnection of international and long-distance zonal communication services and internet access. See “Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable.”

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

Prior to April 1, 2011, Comstar operated in both the Moscow and other fixed line communications markets, offering voice telephony, broadband Internet and pay-TV, operator interconnect and other services to its subscribers. As of now we still continue to provide these services. One of Comstar subsidiaries was MGTS, Moscow’s incumbent fixed line operator with “last mile” access (the final phase of delivering connectivity from a communications provider to a customer) to approximately 96% of the households in Moscow. In 2011, we completed the re-branding of Comstar with our main MTS brand. MGTS continues to provide services under its own brand.

In 2009, we started to develop our sales and distribution network both organically and through the acquisition of several national and regional retail chains. We organized our retail operations under a wholly owned subsidiary, Russian Telephone Company (“RTC”). RTC handles all functions relating to our retail operations, including the management of points-of-sale, the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets.

Between 2009 until now we acquired controlling stakes in various regional fixed line operators as we are determined to develop broadband Internet through regional expansion. We also acquired controlling stakes in regional operators, holding rights to use radio frequencies in their regions of operations. The acquisitions enhanced our spectrum resources in these regions.

In April 2013, we acquired a 25.095% stake in MTS Bank for 5.09 billion rubles through an additional share issuance by the bank. In July 2018, we acquired additional stake in MTS Bank for RUB 8.27 billion from Sistema and our ownership share increased to 55.4%, providing control over the bank. The acquisition allowed us to consolidate MTS business in the Russian FinTech market, simplify corporate and operational management, and accelerate the launch of new products. In February 2019 we acquired a 39.48% stake for RUB 11.4 billion and later in December 2019 we acquired an additional 4.46% stake for RUB 1.4 billion. As a result of these transactions, MTS’ effective share in MTS Bank increased to 99.9% (including a 0.2% share in the bank held by our subsidiary MGTS and MTS Bank’s ownership of its own treasury shares).

In April 2014, we acquired a 10.82% stake in OZON, a leading Russian e-commerce company, through the purchase of OZON Holdings Limited’s additional share issuance for RUB 2,702 million. Cooperation with OZON created new distribution channels available to us through its extensive online retail platforms. As of December 31, 2017 our interest comprised 11.19% and was further increased to 18.69% as of December 31, 2018. In March 2019, we sold our stake in OZON to Sistema for RUB 7.9 billion. Following this date, we had no interest in OZON.

In December 2015, we have completed the acquisition of NVision Group (“NVision”) and its subsidiaries for RUB 11.2 billion. Through this transaction, we have obtained proprietary rights over our billing systems which will allow us to reduce the time-to-market for new products and better manage billing and IT-related expenses. NVision is a system integrator and complex IT solutions provider in Russia. In November 2020 we sold our 100% stake in NVision Group JSC to Sistema PJSFC for RUB 369 million (including adjustment based on NVision’s financial results as of the date of deal closure). Under the terms of the deal, we agreed to sell NVision’s systems integration assets, excluding those utilized in the development of our product portfolio. We also retained the FORIS BSS/OSS billing system that had earlier been part of NVision.

In October 2017, we acquired 50.82% of ownership interest in the Russian retail software developer Oblachny Retail LLC, operating under trademark LiteBox, with a call and put option arrangement existing over another 49.18% of shares. The deal allowed us to enter the cloud-based cash register market as a fully licensed fiscal data operator (“FDO”) and a provider of integrated digital cash management solutions for B2B clients. In 2021, we increased our stake in Oblachny Retail LLC to 100%.

In December 2017, we purchased a 100% stake in Praliss Enterprises, thus acquiring one of the world’s leading eSport clubs—Gambit Esports. The acquisition was a part of our 3D strategy.

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

In 2018, we acquired Dekart and Serebryaniy Bor property complexes in full from Sistema. The property complexes are partly occupied by us and partly used as investment property.

In December 2018, we acquired a 100% interest in IT-Grad 1 Cloud LLC, one of the largest cloud providers on the Russian IaaS (Infrastructure as a Service) market. This acquisition allowed the Group to strengthen its presence in the Russian cloud services market.

In April 2019, we acquired from Sistema a 100% interest in Joint Stock Company “United Russian Studios,” a management company of a “Kinopolis” movie studio with its own movies production complex. The acquisition was a part of our 3D strategy.

In June 2019, we acquired a 97.42% stake in JSC “RIKT,” a regional provider of telecommunications services in Mezhdurechensk and Kemerovo Oblast. The acquisition was commenced through the voluntary tender offer procedure under Russian law. Later, in October 2019 we acquired the remaining 2.58% stake in JSC “RIKT” through obligatory squeeze-out procedure set out in Russian law. As a result of both procedures, MTS’ share in JSC “RIKT” increased to 100%. This acquisition allowed the Group to strengthen its presence in the Russian broadband Internet regional market.

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

In February 2020, we acquired a 51% stake in Zelenaya Tochka Group, a provider of broadband and digital TV services in a number of Russian regions, and accounted for investment in joint venture, based on the provisions of the shareholders’ agreement. The Zelenaya Tochka group of companies comprises 13 connectivity operators operating under multiple brands across 12 Russian cities: Stavropol, Mikhaylovsk, Nevinnomyssk, Elista, Tambov, Belgorod, Lipetsk, Ufa, Neftekamsk, Beloretsk, Tomsk, and Vladivostok. Under the terms of the agreement, we retain three-year call and put options to purchase the remaining 49% of Zelenaya Tochka’s share capital. Later in April 2021, we exercised a call option and bought out the remaining 49% of Zelenaya Tochka’s share capital in six local fixed-line network operators.

In June 2020, we acquired a 100% interest in Stopol Group (later renamed as “MTS Auto”), producer and supplier of car multifunctional multimedia devices / on-board computers. The acquisition is a part of our digital ecosystem strategy. The purchase price constituted a cash payment of RUB 312 million paid in July 2020 and a contingent consideration with the fair value of RUB 9 million at acquisition date.

In September 2020 we announced an agreement to invest RUB 125 million in the developer of CoinKeeper, Russia’s most popular personal finance app. The investment—which marks the first outlay by the MTS Venture Fund—is to be structured in multiple tranches, with the fund receiving a minority stake in the startup. As a first tranche we`ve invested RUB 85 m and have got

22.08% stake in Disrapp LLC. In August-September 2021, we've additionally invested 40m Rubles and increased our indirect stake to 29.41%. In January 2021, we announced a RUB 60 million investment by the MTS Venture Fund for an approximately 10% stake in the Russian startup Airo, a platform aggregator for on-demand household and dry cleaning services in Moscow and St. Petersburg with over 50,000 users.

In January 2021, we announced an agreement to invest by MTS AI around USD 10 million in the startup Kneron, an AI chip developer. The investment will enable MTS AI to receive exclusive distribution rights in Russia for Kneron chips as well as move toward creating its own line of AI-ready products leveraging Kneron’s technology.

In April 2021, we acquired a 100% ownership interest in LLC “Credit Consulting”, a credit broker. The purchase price comprised a cash payment of RUB 10 thousand paid in May 2021 and contingent consideration at fair value of RUB 60 million, payable in 5-year period based on operating performance targets.

In May-June 2021, we acquired an 8.39% stake in TalkBank, a Russian new generation messenger-bank without physical branches, mobile applications and call centers, by investing RUB 85 million in TalkFinance LLC and purchasing a share from existing members. The acquisition is a part of our digital ecosystem strategy.

In June 2021, we acquired a 100% stake in MTT OJSC (“МТТ”), a country-wide provider of smart-telecom and IT solutions for business. In addition to B2B and inter-operator telecom services, MTT is a leading Russian company providing smart-services for business-customers based on CPaaS communication platforms and API. The purchase price constituted a cash payment of RUB 3,680 million paid in June 2021, transfer of receivables from former owners offset against the purchase price for RUB 1,958 million and deferred payment of RUB 160 million.

In June 2021, we acquired a 51% of the equity capital of Factorin LLC (“Factorin”) for RUB 867 m, including a RUB 350 m cash-in investment to support the startup’s continued development. Factorin is the developer and owner of an innovative blockchain-based platform for trade finance transactions with a focus on supply chain finance and invoice factoring. The investment is aimed at expanding our portfolio of digital financial services for B2B clients.

In June 2021, we acquired a 100% ownership interest in LLC “GDTs Energy Group” (“GreenBush”), the operator of the GreenBush data center in Tehnopolis special economic area, to use the facility’s additional capacity to offer colocation and cloud solutions to customers as well as to facilitate our own compute and storage needs. The purchase price constituted a cash payment of RUB 5,200 million paid in July 2021.

In September 2021, we acquired a 70% stake in Sistema Capital LLC (“Sistema Capital”) for RUB 3.5 bn, that allowed us to increase our share in Sistema Capital to 100%. The aim of consolidation is to accelerate the launch of new MTS Investments features; developing new offerings for retail and high-net-worth individuals; as well as expanding ecosystem of MTS’s financial services and strengthening our overall market position in the fast-growing Russian retail investment services space.

In February 2022, we acquired a 100% stake in VisionLabs B.V., a renowed developer of products based on machine learning, for RUB 6.5 bn. The company has implemented more than 500 projects in 37 countries for more than 270 clients from the financial, telecommunications, retail, transport and energy sectors. The acquisition is aimed at reinforcement of our artificial intelligence product portfolio in the computer vision space, and enhancing the potential of our digital ecosystem.

Capital Expenditures

We spent in total RUB 111,682 million in 2021 for network development in Russia and the other countries where we operate, which included RUB 73,080 million in cash expenditures on property, plant and equipment, and RUB 38,602 million for the purchase of intangible assets. In 2022 we plan on spending further network expansion, special projects relating to the development of big data, media, artificial intelligence and ecosystem products, fixed network modernization, further construction of radio subsystem and additional storage, processing and indexing centers to comply with requirements of “Yarovaya Ozerov bundle of laws,” maintenance capital expenditures, construction of new sites and purchase of software for network managing in Armenia and other initiatives. As the business scale grew, MTS increased investment until 2021 and plans to stabilize its capital expenditures and change investments structure starting from 2022 by focusing on the building of its ecosystem and digital products. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2022 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. Please see also “Item 3. Key Information—D. Risk Factors—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs” for the risks connected with sanctions.

A breakdown of our capital expenditures in 2021 by country is set forth below.

We spent RUB 10, 186 million, 262 million and 2,052 million in 2021, 2020 and 2019, respectively, for acquisitions of subsidiaries, net of cash acquired from third parties.

Russia

We spent RUB 109,703 million in 2021 for network development in Russia, including RUB 72,046 million in cash expenditures on property, plant and equipment, and RUB 37,657 million for the purchase of intangible assets.

Armenia

We spent RUB 1,695 million in 2021 for network development in Armenia, including RUB 1,003 million in cash expenditures on property, plant and equipment, and RUB 692 million for the purchase of intangible assets.

Czech Republic

We spent RUB 284 million in 2021 for network development in the Czech Republic, including RUB 31 million in cash expenditures on property, plant and equipment, and RUB 253 million for the purchase of intangible assets.

Belarus

MTS Belarus spent RUB 2,420 million in 2021 for network development, including RUB 1,457 million in cash expenditures on property, plant and equipment, and RUB 963 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

B.	Business Overview

We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including data transfer, broadband, pay-TV and various value-added services, including Big Data, IoT, cloud services, banking services, e-commerce, as well as selling equipment, accessories and software. According to AC&M Consulting, we are the largest provider of mobile cellular communications services in Russia. According to our own estimates, updated at least annually and based on our subscriber data and reports of other national operators, we are also the largest provider of mobile cellular communication services in Armenia in terms of mobile subscribers.

As of December 31, 2021, we had a mobile subscriber base of approximately 82.7 million (80.44 million in Russia and 2.23 million in Armenia) which is an increase of 2.5% compared to December 31, 2020. As of December 31, 2020, we had a mobile subscriber base of approximately 80.6 million (78.5 million in Russia and 2.1 million in Armenia) which is a decrease of 0.8% compared to December 31, 2019. As of December 31, 2019, we had a mobile subscriber base of approximately 81.3 million (79.1 million in Russia and 2.2 million in Armenia) which is an increase of 1.4% compared to December 31, 2018.

We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 38% market share as of December 31, 2021, based on TMT Consulting data.

Our revenues for the year ended December 31, 2021, were RUB 534,403 million, which is an increase of 8.0% from RUB 494,926 million for the year ended December 31, 2020. Our revenues for the year ended December 31, 2020, were RUB 494,926 million, representing 5.2% increase from the year ended December 31, 2019. Our profit for the year ended December 31, 2021, was RUB 64,269 million, which is an increase of 3.5% from RUB 62,073 million for the year ended December 31, 2020. Our profit for the year ended December 31, 2020, was RUB 62,073 million, which is an increase of 12.7% from the year ended December 31, 2019.

Russia is our principal market, both in terms of subscribers and revenues. For the year ended December 31, 2021 approximately 97.5% of our revenues came from operations in Russia and approximately 2.5% of our revenues came from operations in other countries, respectively.

In July 2018 we acquired control over MTS Bank and started rendering banking services. MTS Bank is one of the 50 largest banks in the Russian Federation. MTS Bank was established in the Russian Federation as an open joint stock company in 1993. MTS Bank’s primary business consists of commercial activities, trading with securities, foreign currencies and derivative instruments, originating loans and guarantees. MTS Bank is regulated by the CBR and conducts its business under general license number 2268 issued on December 17, 2014. In 2018, RAEX (Expert RA rating agency) assigned MTS Bank a credit rating of ruBBB+, and Fitch Ratings upgraded the bank’s rating to BB−. In 2019, rating agencies affirmed the credit ratings of the financial institution. As of December 31, 2020, among Russian banks, MTS Bank ranked 29th in terms of the amount of household deposits and capital and 37th in terms of total assets, according to Banki.ru. As of December 31, 2021, among Russian banks, MTS Bank ranked 25th in terms of the amount of household deposits, 29th in terms of capital and 34th in terms of total assets, according to Banki.ru. In March 2022, Fitch Ratings decreased the bank's rating to B and further withdrew the bank’s rating, following the withdrawal of the sovereign rating of Russia.

Our strategy of MTS Bank development is building of a digital bank in cooperation with telecommunication business, resulting in positive synergies and fulfilling financial services area to create a single ecosystem of digital services for customers.

Banking services revenue in 2021 was RUB 48,340 million, representing 9.0% of our total revenues for the year ended December 31, 2021. MTS Bank’s net operating profit was positive and amounted to RUB 6,038 million. MTS Bank activities (financial assets and liabilities, management of liquidity risks connected with the activities) are described in Note 30 to the consolidated financial statements. Outstanding deposits and loans to customers as at December 31, 2021 came to RUB 205,936 million. Loans to legal entities made up 13.1% of that total, 85.2% were loans to individuals.

Operations of MTS Bank are included in "Fintech" reportable segment.Detailed segment information is presented in Note 6 to the consolidated financial statements.

As of December 31, 2021, approximately 97.2% of our mobile subscriber base was in Russia and approximately 2.8% was in other countries. According to AC&M-Consulting, as of December 31, 2021, we had a 31% market share of total mobile subscribers in Russia.

The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2017	80.4	(2)
2018	80.1	(2)
2019	81.3	(2)
2020	80.6	(2)
2021	82.7	(2)
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

(2)	Excludes Turkmenistan and Ukraine subscribers.

In August 2016, we ceased our operations in Uzbekistan. In September 2017, we suspended the provision of telecommunication services to our subscribers in Turkmenistan, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to servicing MTS clients. For more information, see “Item 3. Key Information—D. Risk Factors—An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable.”

In November, 2019, the Group entered into a sale agreement to dispose of VF Ukraine. The disposal was effected in order to concentrate on development of the Group’s core Russian market. The disposal was completed in December, 2019, and is reported in the current period and retrospectively restated in prior periods as a discontinued operation.

In October, 2020, the Group entered into a sale agreement to dispose of JSC “Nvision Group”, which provided integration services, as well as the sales of software, and constituted “System Integrator” operating segment. The disposal was completed in October 2020, and is reported in the current period and retrospectively restated in prior periods as a discontinued operation.

For details on the sales, please see “Item 4—Information on our Company—A. History and Development” and Note 11 to the consolidated financial statements.

According to AC&M Consulting, overall mobile cellular penetration in Russia was approximately 178% as at December 31, 2021, 172% as at December 31, 2020 and 178% as of December 31, 2019. According to our estimates based on our subscriber data and reports of other national operators, mobile cellular penetration in Armenia was approximately 125.8% as at December 31, 2021 and 123% as of December 31, 2020, as compared to approximately 127.6% as of December 31, 2019.

Our consolidated mobile subscriber base changed insignificantly in the first three months of 2022. Specifically, according to our estimates as of March 29, 2022, we had approximately 82.3 million subscribers, including approximately 80.1 million in Russia and 2.2 million in Armenia.

As of December 31, 2021, according to our estimates based on our subscriber data and reports of other national operators, MTS Belarus had approximately 5.7 million subscribers and a leading market share of 45.9%. As of December 31, 2020, according to our estimates, based on our subscriber data and reports of other national operators, MTS Belarus had approximately 5.7 million subscribers and a leading market share of 48.7%. As of December 31, 2019, according to our estimates, based on our subscriber data and reports of other national operators, MTS Belarus had approximately 5.6 million subscribers and a leading market share of 46.9%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 123.2% as of December 31, 2019, according to our estimates based on our subscriber data and reports of other national operators. Please see “Item 3. Key Information—D. Risk Factors—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs” for the risk of sanctions on operations of MTS Belarus.

As of December 31, 2021, we had mobile licenses to operate and commercial mobile operations throughout the entire territory of Russia with a population of approximately 146.2 million people and throughout the entire territory of Armenia with a population of approximately 3.0 million people. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses, or receive renewed or new licenses with similar terms to our existing licenses, could have a material adverse effect on our business and results of operations,” and “—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations.”

In 2021, we offered fixed line communications services in 56 regions across Russia, covering a population of about 25 million households.

Our Moscow fixed line operations contemplate communications services provided through incumbent operator MGTS. Our Moscow fixed line operations included 2.5 million unique residential subscribers as of December 31, 2021. We are the largest operator in the Moscow residential broadband market, with a 38% market share, based on TMT Consulting data. MGTS holds licenses and regulatory approvals to provide local telephony, DLD/ILD voice telephony, interconnect to other operators, Internet and data transmission and other services.

Our fixed line operations in other cities include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. As of December 31, 2021, we had 3.0 million unique residential subscribers according to our estimates. Fixed line services are also provided in Armenia with digital telephony communications services, data transmission, Internet access and the renting of channels.

We have also continued to develop our proprietary sales and distribution network organically.

To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans.

Business Strategy

Starting from 2019 MTS follows the strategy called “Customer Lifetime Value 2.0” (“CLV 2.0”) which is aimed to build substantial digital business on the top of our telecommunication business. The name of the strategy reiterate that we put customers at the center of our value proposition. We plan to supply our customers with a wide range of digital services. Our strategy is focused on prolonging customers’ lifetime by use of our services by increasing emotional attachment to the brand together with level of satisfaction and loyalty. We focus on providing more value for our clients and maximize their value to us in the long run. Reference to “2.0” stresses that we are shifting from single business line telecom centric ideology (which could be considered “1.0”) to a multi product digital services provider approach which should enable us to maximize value across the whole product portfolio.

We believe that extension from telecommunication into adjacent markets such as financial services and entertainment supported by digital capabilities like Big Data and AI is the first step to our convergence into multi service digital company. We intend not to rely on development of our own products portfolio solely, but rather build partnerships with independent services providers. Collaboration with such projects should enable us to offer more innovative, various and convenient services to our clients and bring more value to their life.The key priorities of our partnership program are: increase the number of partnerships, boost our partnership capabilities and value proposition them in order to become ultimate preferred choice for our potential partners.

Russian market of digital services is quite unique due to the fact that in most of the segments local projects retain leadership positions and compete successfully against the global players. This situation is due to multiple fundamental reasons ranging from customer’s behavior and language specifics to regulatory requirements and structure of capital market. This allows major Russian business groups from banking, retail, high tech, and telecom sectors to aggressively develop multiple lines in digital businesses and adopt ecosystem approach in their business strategies. At the moment a number of big local companies from TMT, fintech and digital industries are moving this direction, expanding their businesses outside of their core sectors and entering the market with ecosystem propositions. In this respect we believe we are entering a period of new competition for customer spend and attention in Russia.

We believe that we are well positioned for this type of competition. Our strong brand and deep knowledge of our clients supported by powerful analytical capabilities (Big Data and AI based) will allow us to provide our clients with seamless, deeply customized and personalized digital experience for wide portfolio of different services. We have already experienced substantial synergies between telecommunication, banking and media services which allow us effectively utilize our online and offline marketing capabilities and deep customer knowledge. We clearly see that customers who use a few different services from us bring higher value and have high level of brand loyalty and services satisfaction.Our key priorities in terms of the ecosystem development for the next few years are: growing the ecosystem client base, developing high-quality digital products, expanding the pool of partner companies.

In 2021 on top of the transition to the full-scale operational model within CLV 2.0 concept we have also focused the efforts of senior management and corporate governance bodies on the issues of the optimal “format” of key business areas to intensify their development and reach fair evaluation.

As a result of a comprehensive analysis, we came to the conclusion that some of our business areas have reached such a scale and a level of maturity that they can become a driver of an increased fundamental value of MTS Group. Therefore, we intend to gradually separate such areas into independent structures and independent companies that will operate freely on the market, attract external financing on their own and become full-fledged entities with separate and attractive investment story for the investment community.

We believe that this approach will provide high motivation for the teams of business areas, will allow them to set up their business processes in an optimal way, considering the specifics of each area, and will simplify the process of attracting additional financial resources. As a result, this will ensure the high dynamics of products development and keeping their quality at the level of the market leaders. In addition, we hope that new promising businesses will be freed from traditional telecom multiples and will be able to fully unlock the potential for the growth of shareholder value. In this sense, we are striving to move from the investors’ perception of the Group as a single and indivisible entity to the perception of the “sum of the parts”, where each of the parts is evaluated fairly in accordance with its own performance and multiples accepted on the market for each specific type of business. The first step towards the implementation of these strategic initiatives is the separation and mid-term sell-off of the tower infrastructure, which we currently perceive as a passive element of the business, making minimal impact on our ecosystem agenda. The resulting funds can be invested into the development of dynamically growing business areas with high financial returns.

The proposed spin-off of tower assets into Tower Infrastructure Company LLC (“TIC”), a 100% subsidiary of MTS, would allow TIC to possess a large portfolio of antenna mast structures (23 thousand estimated as of the end of 2021), making it potentially attractive business for sector-specific investors. Given the tower footprint, it is hoped that TIC could become a partner of choice for other mobile network operators for network equipment installation. It is hoped that increasing tower tenancy could enable TIC to grow incremental revenue and further drive business performance.

Also in 2021 we launched a process of spin-off of infrastructure and cloud assets, followed by their transfer into Mobile Web Services JSC (“MWS”), a 100% subsidiary of MTS. This was a response to emerging global trends including the surging cloud market, edge computing and convergence of mobile networks and edge cloud infrastructure on the wave of mobile networks virtualization and 5G development. All these trends give mobile operators a chance to develop a strong cloud business especially in Russia where we believe there will be a limited competition from global cloud leaders (“hyperscalers”).

In the next several years depending on the situation in financial markets, we aim to bring to the investment market MTS Bank, which has been demonstrating high dynamics over the past 2 years, approaching the sector leaders not only by size, but, which is even more important, in terms of a product portfolio and degree of business digitalization. Other businesses of MTS Group (e.g. Retail, Media, Cloud & Infrastructure or Entertainment) in long term can also potentially follow this track of attracting co-investors on the market or through strategic partnerships.

We want to underline that shifting to the logic of “sum of the parts” does not mean our transformation into a holding of loosely connected businesses. We remain a Group and maintain strong ecosystem connections between areas. The main connecting forces in our opinion are: ecosystem marketing and brand management (not necessarily a unified brand); sharing knowledge about the client and following the unified CLV logic; centrally developed and managed capabilities. All of them are supported by clear and detailed agreements on interaction between the companies and parts of the Group.

It also must be emphasized that to enjoy synergies and effective interactions within the Group, besides ecosystem connections, we need also mutual reinforcement (from business to business and from Corporate Center to businesses) through strong / unique competencies and capabilities. Strong capabilities in digital, IT and adjacent areas in modern world are obviously sources of strategic competitive advantages. So we are going to pay special attention towards cultivation of competencies and capabilities necessary for developing digital products and overall ecosystem.

Implementation of the strategy is subject to a number of risks. See “Item 3. Key Information—D. Risk Factors” for a description of these and other risks we face, in particular “Item 3. Key Information—D. Risk Factors —Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs”.

Current Operations

We are a provider of a wide range of mobile and fixed line voice and data telecommunications services, including data transfer, broadband, pay-TV and various value-added services, including Big Data, IoT, cloud services, banking services, e-commerce, as well as selling equipment, accessories and software.

Subsidiaries

For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see “Item 4. Information on our Company—C. Organizational Structure.”

Mobile Operations

Network Infrastructure—Mobile Core

As of December 31, 2021 MTS Mobile core network in Russia includes the following nodes:

●	Mobile switching centre-server (MSC-S): 114 nodes, servicing 62.8 million subscribers;
●	Media gateway (MGW): 111 nodes, maximum capacity 3.2 million Erl.;
●	Subscriber Data Management (SDM) includes 21 nodes (Home Location Register (HLR) / Home Subscriber Server (HSS));
●	104 Serving GPRS Support Node/Mobility Management Entity (SGSN/MME) and Serving/Packet Data Network—Gateway (S/P-GW) nodes are used to handle packet data services;
●	16 Signalling Relay Function (SRF) nodes deployed on network for handling Mobile Number Portability (MNP) services.

The following network expansion and modernization projects were executed during the course of 2021:

●	MSC-S/MGW and S/P-GW nodes were expanded as a result of voice and data traffic growth;
●	SWAP PS Core Far-East macro-region: SGSN/MME Huawei nodes were replaced by new SGSN/MME ULTRA-M Cisco;
●	Upgrade IMS Core Nokia launched VoLTE in 77 regions.

Services Offered

Network Access

We primarily offer mobile cellular voice and data communication services to our subscribers on the basis of various tariff plans designed for different market segments. In general, most of our tariff plans combine voice and data usage for a fixed monthly charge. See “Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Tariffs.”

Automatic Roaming

Roaming allows our customers, both subscribers and guest roamers, to receive and make international, local and long-distance calls while traveling outside of their home network. Roaming is provided through the agreements between us and other operators.

As of December 31, 2021, we had bilateral roaming contracts with 873 wireless operators/networks in 232 countries, including 15 regional operators/networks in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. One roaming contract with regional operator/network is determined to be terminated as of March 25, 2022.

Value-Added Services

We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

Basic telephony	Customer care	Other services
• Call Divert/Forwarding	• Itemization of Monthly Bills	• Ring Back Tone
• Caller ID Display and anti-Caller ID Display	• Information and Directory Service	• Second Memory (Cloud storage)
• Conference Calling	• Automatic Customer Care System and Customer Care System via the Internet	• Parental control for internet, calls, SMS
• My MTS service app
• Voicemail		• GEO services
• Call Barring		• Connected Car (IoT B2C) • MTS marketolog
• Call Waiting		• MTS Music
● MTS Live
• MTS TV (KION)
• MTS Library
• Missed Call Alert		• MTS Junior
• Intelligent call assistant		• VoD (Video on Demand)
• Location Based Service (“LBS”) • Mobile banking
• Collect call		• Security and Privacy services for B2C • Information Security (partnership with Kaspersky)
• Black List		• Branded App for calls and messaging • Blocking spam calls • MTS video surveillance
• VoLTE/Wi-Fi Calling

Messaging	Mobile internet
• SMS P2P, A2P	• 3G, 4G (LTE), 5G test zone
• MMS	• Data share plan
• Application MTS Connect	• Real IP
• E shop
• APN remote access point
• Fixed Mobile Convergence
• MTS Modem
• MTS Tablet
• Mobile Office
• Wi-Fi

We also provide many voice and SMS-based value-added services in cooperation with various content providers.

GPRS, EDGE services

We launched our commercial 2G network in 1994 based on GSM-900 technology. From 1999, we significantly improved our 2G network capacity based on GSM-1800 technology. From 2001, we implemented wireless data communication services based on GPRS technology with download data rate of up to 85.6 Kbit/s. In 2005, we modernized our GSM network to support EDGE technology and tripled data services rates. Today we continue supporting and modernizing our 2G network and we put the prime focus at the development of our LTE networks in order to provide our subscribers with high-speed broadband wireless services.

As of December 31, 2021, we provided GSM, GPRS and EDGE services with 60,500 2G BTS over the geographic area with more than 97% of population of Russia.

3G Technology

In April 2007, we obtained a nationwide 3G/UMTS (Universal Mobile Telecommunications System) license in Russia. The license was valid till May 21, 2017 and covered the entire territory of Russia with frequencies 1950 1965 MHz and 2140 2155 MHz. In 2017 we prolonged the 3G/UMTS license until August 25, 2022. We are planning to prolong the 3G/UMTS license till 2027.

Currently we have commercial 3G networks launched in all regions of Russia. In addition, we use UMTS900 in Moscow region and Habarovskiy kray where we have 2100 MHz restrictions. As of December 31, 2021, we installed 52,342 3G base stations over the geographic area with more than 88% of population of Russia.

In 2010, we started implementation of a high-speed technology known as HSPA+ on our 3G network. This technology supports up to 21 Mbit/s per carrier data transmission speed. In addition, we launched second and third 3G carriers to improve capacity and activated Dual Carrier technology, which supports up to 42 Mbit/s data transmission speed.

Since 2011, we use 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator’s network using residential DSL or cable broadband connections and can support 3G/HSPA+ mobile devices. We use femtocells to deliver a 3G/HSPA+ services inside building for business clients. In 2016, we launched offer of femtocells for consumers at B2C market segment.

MTS Armenia UMTS network was commercially launched in 2009. Staring from 2011 MTS Armenia gradually implemented services based on HSPA+ technology, 64QAM and Dual Carrier features making it available to almost 99% of the Armenian population. UMTS network expansion and upgrades are being done yearly to improve network quality and capacity. In 2018 during a major network upgrade project, frequency refarming (repurposing of frequency bands) was done in 900 MHz band to allocate bandwidth for UMTS900 operation which led to UMTS network capacity and coverage significant improvement. Also 2 pairs of RNCs-in-pool from were put in operation in 2019 increasing UMTS network reliability.

LTE Technology

In December 2011 we got LTE TDD license in 2595-2620 MHz frequency band for Moscow only. In July 2012, we won Russian Ministry of Communications and Mass Media tender for nationwide LTE-FDD license in the following frequencies: 720-727.5 / 761-768.5 MHz, 798.5-806 / 839.5-847 MHz and 2540-2550 / 2660-2670 MHz. Since September 2012, we offer LTE-based commercial service in Moscow region, where we initially deployed more than 800 LTE TDD base stations. As of December 2021, we had 2,985 LTE TDD and 18,186 LTE FDD base stations in Moscow region.

In December 2013, Russian regulator allowed re-farming of existing 900 and 1800 MHz spectrum to UMTS-900 and LTE-1800. In 2014, we started DCS 1800 spectrum re-farming to LTE and deployment of LTE-1800 network, while expanding LTE 800/2600 coverage. In February 2016, MTS won Russian Ministry of Communications and Mass Media tender for nationwide LTE-TDD license and obtained LTE-TDD frequencies in the following bands: 2595-2620 MHz for the whole territory of Russia, except Moscow region (obtained earlier). We are using LTE-TDD as a capacity layer to cope with increasing network utilization due to growing data traffic. In August, 2021 we prolonged the license for frequencies 798.5-806 / 839.5-847 MHz and 2540-2550 / 2660-2670 MHz till 2031.

As of December 2021, we implemented Carrier Aggregation functionality at 48% of our LTE sites.

In 2018, we started re-farming of existing 900 and 2100 MHz spectrum to LTE-900 and LTE-2100. In 2021 we finished re-farming the 2100 MHz band in St. Petersburg and in the first clusters of Moscow. In 2022 we plan to continue rolling out LTE2100 in Moscow and other regions of Russia.

In 2018, we launched IoT services based on NB-IoT technology (Narrow Band IoT) in 20 largest Russian cities, including Moscow, Saint Petersburg, Novosibirsk, Kazan, Nizhny Novgorod, Vladivostok and others. MTS is IoT leader in the Russian market, with large-scale narrow-band coverage provided by 45,055 base stations over the geographic area with more than 85% of population of Russia, at the end of 2021. We plan to continue NB-IoT rollout in the remaining regions of Russia in 2022.

In 2019 we started to modernize our network in 7 North West regions to support LTE Evolution and 5G ready technologies. At the end of 2021 we’ve completed modernization of more than 95% of the radio network in these regions.

In 2020 the modernization of our radio network in Moscow and the Central Regions began, the estimated project implementation period is 3 years. At the end of 2021 the modernization of the network in Moscow was completed with more than 50%.

In September 2019 we launched two 5G pilot zones in Moscow and Saint Petersburg in 27GHz and 4.9GHz frequency bands. The pilot zone in Saint Petersburg is located in Kronshtadt. In October 2019, MTS StartUp Hub has unveiled the 5G Lab an open incubation platform where startups and other companies can develop new 5G use cases using expertise, grants and other support from MTS. In 2020 5G test zones have been launched in the cities of Kazan, Ufa, Tomsk and Vladivostok.

In 2021 MTS launched the Russia’s first multi-location pilot 5G network for end consumers in Moscow and in Saint Petersburg. 5G network covers hot spot public areas and provides 5G connectivity at speeds of up to 1.8 Gbps for subscribers with compatible 5G smartphones. In 2022 we plan to further expand 5G pilot zones for public and corporate users.

Research work has begun with OpenRAN (LTE and 5G). At the end of 2020, we launched at VDNKh the OpenRAN laboratory for testing OpenRAN equipment and software, and collaborating with software developers and hardware vendors. In 2021 the first samples of hardware and software were tested on the basis of the OpenRAN laboratory. Since 2021 we started to include in the new tenders for RAN vendor selection additional requirements and separate lots on Open-RAN technology support.

In 2021 we’ve established a subsidiary company MTS Electronics with the target at development and manufacture of 4G and 5G hardware and software solutions’ components.

We launched our first LTE base stations in MTS Armenia network in 2011 in 2600 MHz band and expanded the number of sites and coverage with new base stations installation every year. In 2018, after the refocusing on 1800 MHz band, LTE sites were activated in 1800 band with Carrier Aggregation technology. In 2019 MTS Armenia obtained the license to operate LTE network in 800 MHz band, as well as licenses for 1800 MHz band additional spectrum to increase L1800 network capacity. More than 370 new LTE base stations were launched in 2021. By the end of 2021 the number of L800/L1800/L2600 base stations in operation is more than 2180, providing LTE services all over Armenia. VoLTE and WiFi Calling services are commercially available from 2018. As total at the end 2021 MTS Armenia network has 1,304 2G BTS, 2,561 3G base stations and 2,171 4G BTS.

For 2022 the company plans for additional network capacity increase following continued data traffic growth. IMS platform will be expanded as we observe higher customer demand for VoLTE services. As soon as more circuit switched voice traffic migrates to VoLTE MTS Armenia will continue to demount 2G base stations freeing the frequencies for use by LTE technology.

5G Technology

Over the past few years, we launched agreements with leading global vendors to lay the foundation for cooperation on fifth-generation equipment and solutions.

In August 2019, we together with Huawei launched Russia’s first large-scale urban 5G coverage on Saint Petersburg’s island of Kronshtadt, and made a 5G cell in Moscow near the Smart City pavilion in one of the city’s most historic parks, VDNKh. In the early stages, the networks will be used for testing and to connect certain public facilities to the Internet, with plans for broader rollout to subscribers in the future. Coverage includes both 4.9GHz mid-band and 28GHz millimeter-wave frequencies.

In addition, we tested a preproduction Samsung 5G smartphone. Tests were carried out in Moscow at the Nokia laboratory within the pilot MTS millimeter-wave network based on Nokia’s commercial equipment, using MTS SIM cards and the Samsung S10 5G pre-commercial smartphone based on the Snapdragon 855 platform with Snapdragon X50 modem.

In October 2019, we opened a 5G Lab at the Moscow pilot zone that will provide a platform for startups to develop new products and solutions based on fifth-generation connectivity. Potential 5G applications include smart city solutions in transportation, as well as new use cases in IoT, cloud computing, telemedicine, autonomous vehicles, and virtual and augmented reality (VR/AR).

In January 2020, we demoed private 5G network at the country’s largest heavy truck manufacturing facility, the KAMAZ plant in Naberezhnye Chelny.

In July 2020, MTS together with Motorola and Qualcomm Technologies, Inc. have successfully completed testing of the flagship motorola edge+ smartphone, which supports the specific mmWave frequencies that have been allocated for 5G in Russia.

During 2021, we have increased the coverage of the 5G network and launched new test sites in popular places in Moscow and St. Petersburg.

In September 2021, we deployed two 5G pilot networks in Moscow for Sberbank, the largest bank in Russia, Central and Eastern Europe, in order to test the wireless services of the Sber ecosystem.

In September 2021, we have completed the construction and put into pilot operation private LTE/5G-ready network at the Nezhdaninskoye gold deposit in the Republic of Sakha (Yakutia) for Polymetal International plc.

In November 2021, MTS together with Ericsson launched test 5G network at the Ural Federal University (Yekaterinburg). Also, MTS joined the international association of telecom operators 5G Future Forum (5GFF).

Currently, the MTS 5G Center has a strong lineup of startup participants as well as corporate partners, counting among its members Nokia, Sony, Samsung, Qualcomm, and Telit. We are looking forward to welcoming the next dozen residents as we move forward on charting the course for 5G in Russia.

In 2022, we are continuing to carry out 5G test projects, with all of the necessary in-house capabilities, technologies, and resources. With respect to further testing and development of 5G technology, we are closely monitoring the ongoing situation and are considering various options to continue our progress in fifth-generation connectivity.

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

In November 2019, we, together with Sberbank, Yandex, Mail.ru Group, Gazprom Neft and the Russian Direct Investment Fund (RDIF), established an artificial intelligence alliance that will develop AI technologies in Russia. We believe that the sanctions placed upon RDIF imposed due to the geopolitical situation will not have an impact upon MTS's business. To develop solutions based on speech technologies, we also opened a research center in Skolkovo. Center experts intend to create the largest voice database in Russian, collecting and marking more than 15,000 hours of Russian speech.

In December 2019, we started selling a virtual lawyer-the automatic document management and life cycle management system Norma. The solution is based on artificial intelligence technologies such as natural language processing and computer vision.

In September 2020, we launched SaaS version of Norma for small and medium businesses and individuals who want to draft a customized legal document for personal needs. We believe that legal services can be affordable, user-friendly and quick.

In 2021, we focused on consolidation of AI properties such as competences, products and RnD. The product portfolio was reconsidered under the increasing technological demand from the ecosystem and highly competitive environment altered by other deep tech players. We concentrated on two major product directions such as conversational AI and video computer vision emerged with video surveillance.

By the end of 2021, we released MVPs of three major cloud-based B2B platforms:

1) Voice platform (so-called “Audiogramm” TM) – a service that recognizes and synthesizes speech;

2) NLP (natural language understanding and processing) platform which allows users to create multimodal bot’s (both voice-based and text-based) scenarios via low-code design tools and manage bots to automate customer service, employee’s onboarding and CX across digital channels;

3) VsaaS (video surveillance as a service) platform – a service that allows to implement video- surveillance and AI analytics into other digital products.

SaaS version of product Norma was terminated due to low customer’s demand.

We continue cooperation with leading Russian Universities in the field of AI technologies, which resulted in USB card development based on Kneron chip. Such device can be used to learn AI basics by students and in cloud video surveillance.

We plan to dedicate 2022 to the development deep tech products based on conversational AI, computer vision and edge computing that will provide a competitive advantage to the ecosystem, especially in superior customer experience. VsaaS is launching as a part of Smart Home service on the external market, while conversational AI bunch of products are becoming enablers of the ecosystem. The planned launch date is April 5, 2022.

We are going to develop our Accelerator (a platform for creating start-up projects), the main goal of which is to gather start-ups and offer them resources for development – training, investments and technologies.

Banking Services

In July 2018, we started providing banking services made possible by the acquisition of control over MTS Bank. MTS Bank has accelerated the sale of its retail product with the help of MTS’ Big Data capabilities and MTS’ digital sales channels. The bank’s financial products are complementary to our core business and fully integrating the services under the Group umbrella allows us to offer our customers new integrated services, unlocking new revenue streams and consolidating our brand in the wider consumer space.

MTS Bank carries out its activities in the following areas:

●	Retail business. Serving individuals, including maintaining current accounts, receiving deposits, providing saving and investment products, custody services, servicing credit and debit cards, consumer and mortgage lending.
●	Small and medium-sized businesses. Serving small and medium-sized businesses, including maintaining current accounts, accepting deposits, providing overdrafts and lending services.
●	Corporate business.Serving corporate clients, including cash settlement, maintaining current accounts, accepting deposits, lending, including overdrafts, providing documentary products, including guarantees, letters of credit.
●	Investment business.Providing investment banking services, including trading in shares and bonds, precious metals and derivative financial instruments, placement of fixed income securities, issuing debt securities and attracting subordinated loans, operations with foreign currency.

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

Strategic Partnership with Vodafone

In October 2008, we announced a strategic agreement with Vodafone aimed at drawing on Vodafone’s expertise in building and developing 3G networks and mobile broadband products, working with leading global equipment providers and deploying innovative client relationship management (“CRM”) practices to enhance quality and further improve the efficiency of our operations.

In addition, the agreement allows us exclusive access to a range of products, services and devices from Vodafone for our markets of operation in Russia and Armenia.

In 2020, the agreement with Vodafone was extended until December 31, 2023.

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

In 2021, we focused our efforts on the following:

●	Building knowledge about MTS as an ecosystem;
●	Launching products outside the telecom scope, convergent and comprehensive services;
●	Continuing to build knowledge about MTS as an innovative and technological company with state-of-the-art solutions, including in the main business—telecom;
●	Promoting strategic partnerships
●	Promoting devices with special operator offers;
●	Promoting our services aimed at the youth audience;
●	Promoting the MTS CASHBACK virtual card from MTS Bank;
●	Promoting B2B offers; and
●	Promoting services for children.

Advertising and Marketing

The key subjects for our advertising campaigns in 2021 included promotion of the MTS Premium innovative service and special offers on devices in our retail stores. In addition, in 2021, MTS continued to develop subscriptions along with billing plans to expand our ecosystem services.

In order to build brand awareness and stimulate demand, we used a combination of various advertising formats, including television, outdoor, retail and radio. We also stepped up our online advertising in desktop and mobile. We also coordinated the advertising policies of our dealers and partners, such as MTS Bank, to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand.

In line with our strategy to find new ways to communicate effectively, especially through digital channel, we launched special cooperations with partner websites and several collaborations with popular Russian bloggers, trending Internet shows and other formats of online advertising (branded content, collaborations with bloggers; social media integrations, etc.) in 2021.

In 2021, MTS launched the following campaigns:

Promoting the innovative “Non-billing plan” (“Netarif”) subscription

On New Year’s Eve we launched a special offer for new users – for 2.5 months we opened our most advantageous internal tariff for connections under the conditions that were previously available only to company employees and their relatives . For 250 ₽/month, the user gets: 500 minutes and unlimited on-net minutes, 20 GB of Internet, 200 SMS.

The MTS Premium loyalty program

In 2021, we launched two federal promotional campaigns in support of MTS Premium subscription.

The first campaign took place in February 2021 and was timed to coincide with the relaunch of MTS Premium, which ceased to be a loyalty program and became a subscription to MTS ecosystem products and services. The new subscription included an unlimited mobile Internet package, a KION online cinema subscription and MTS Music streaming service. The subscription price was 199 rubles/month.

The second campaign was launched in June 2021 in support of MTS Premium family subscription. As part of the family option, 3 persons can get access to the subscription and use the services included in the package independently of each other. The price of family subscriptions was 299 rubles/month.

Image and quality

In 2021, we launched a large-scale federal campaign to support 5G, AI and other technologies and products of MTS. Campaign ‘Future with MTS’ worked for the brand’s innovative and high-tech image. The campaign improved the image perception of MTS communication services —it emphasized the high-tech services of MTS and variety of products in different areas of consumers’ lives. Noticeable and technological campaign materials got many PR mentions in media and became the benchmark for other brands on the market: 1. AR portal - using a smartphone camera, a consumer could open the door to the world of the future, to walk along the streets of a technological city with MTS services and products all over the way; 2. 3D digital Cube - huge construction with UHD screens placed in one of the popular parks with image content creating the effect of live presence and immersion while telling about technological MTS products.

Ecosystem

In 2021, as part of a partnership with Daichi, MTS launched a pilot project with a subscription to smart air conditioners. The product was launched and promoted in two regions: Moscow and the Moscow Region, as well as Rostov-on-Don and the Rostov Region. By subscribing for 4999/5999 rubles per year (the price varied depending on the region), the customer received a comprehensive offer: a smart air conditioner with smartphone-based control, free delivery, assembly and installation of an air conditioner (the service is available only in Rostov-on-Don) and technical support (online monitoring of the air conditioner operation). The subscription varies depending on the region.

Entertainment

In 2021 we launched a big federal campaign where we combined several main entertainment services such as MTS Live, KION, MTS Music and MTS Library into an ecosystem of entertainment and promoted them with one common slogan “All types of entertainment - are at MTS”. This helped MTS to set up on a new territory and to increase knowledge about it.

MTS Live

MTS developed and launched a new sign, logo and style for the MTS Live umbrella brand combining a platform for selling tickets to events, its own concert venues and online concerts. The graphic mark is the letter L, the first letter of Live. The communication style is bright poster aesthetics.

Financial services

In 2021, three advertising campaigns were launched in support of MTS Bank's priority products. Two large-scale federal campaigns included promotion on TV, digital channels, social networks and special projects, bloggers. In second quarter, we launched the MTS bank innovative product promotion — MTS CASHBACK credit card, the terms of which are selected personally by artificial intelligence on the basis of the client’s profile — the maximum limit and the minimum rate. The fourth quarter saw the launch of MTS CASHBACK credit card with increased cashback of 5 % on any purchase in supermarkets with MTS Premium subscription. We also held a digital federal campaign with the use of OLV and social networks at the end of the fourth quarter in support of a deposit from MTS Bank with an increased rate (9.2%), which can be made both offline and online.

GPON

In spring 2021, MTS launched a regional campaign for Moscow and Moscow Region with a special advantageous offer for GPON high-speed home Internet: 500 Mbit/s for only 390 rubles/month (for a promotional period of 3 months).

The emphasis in communication was made on MTS’ leadership in home Internet speed among the broadband providers in Moscow for the campaign period (leadership was supported by an independent research).

Devices

In 2021, the majority of devices-related communication campaigns were targeted at supporting smartphone sales (of various price categories, vendors: Honor, Samsung, Xiaomi, ZTE) in MTS retail.

The main mechanics used in promotion (and communication) were: cashback, price offers, loans, as well as trading-in and package offers (device and phone accessory or billing plan).

Promoting our services specifically for teenage audience

In 2021 MTS continued its communication to the youth segment. We supported MTS flagship products relevant to youth audience with special campaigns: MTS Premium & MTS Family Premium, MTS Live, Tarifishe and special limited tarif “Smart for ours. New Year's”.

We released four short films “Musicians Nightmares” with famous Russian artists (Ivan Dorn, Morgenshtern, Husky and Ilya Naishuller) for a new MTS streaming service and production company “KION”.

For the gaming audience, we promoted our WASD streaming service with new “relaunch” campaign. We positioned WASD towards a wider audience with new IRL content.

Furthermore, we continued supporting modern art: sponsorship of Multimedia Art Museum and “ArtLife” exhibition in Moscow.

MTS products and services for children

In 2021, the line of products and services for children started to be actively developed and expanded, and a separate segment MTS Junior was introduced. We were the first brand on the market to launch an integrated comprehensive offer for children and parents - a NETARIF Junior subscription including all the most necessary digital services based on the needs and interests of both audiences. The subscription includes unlimited access to popular messengers, customizable minutes and gigabytes packages, KION online cinema, MTS Music and MTS Library with children-friendly modes through which a child will not encounter anything that is not suitable for his/her age, and school textbooks in digital format for a year free of charge as part of the “School” service.

To support the new product, several TV and digital campaigns were launched throughout 2021 targeting both audience segments: parents and childrenIn order to engage with the children’s audience, we strengthened the emotional component by using popular cartoon characters in advertising materials and as part of limited tattoo stickers that customers received when signing up a child to a NETARIFF Junior subscription. Especially for New Year’s, MTS continued advertising subscription communication and launched new non-standard activations with the characters of the children's target audience favorite cartoons: a music video was created with the characters of the “Fantasy Patrol" cartoon, as well as mini-series of "Mi-mi-bears" and "Masha and the Bear" cartoons with native product integration that the characters use for their tasks, development, education and entertainment. Moreover, a landing page was developed to produce personalized video greetings from the characters of “Fantasy Patrol” and “Mi-mi-bears” cartoons specifically for MTS subscribers and their children. Also, within the Junior segment, the promotion of smart children watches went on, for which two digital campaigns were launched in support.

Partnerships

In 2021, we proceeded with our partnership collaboration with Spotify (this time for mass segment), offering them “4 months of Spotify Premium for free for MTS users”, which ended in 2021.

In 2021, as part of a partnership with the Lukoil filling stations, MTS launched the first fuel subscription in Russia. The pilot project was implemented in four regions of Russia: Sverdlovsk and Saratov regions, the Republics of Tatarstan and Bashkortostan. The subscription integrated with MTS Cashback allowed the customers to fill the tank at partner gas stations with 10% discount.

B2B offers

MTS continued supporting the SME & BB segment with the smart advertising platform “MTS Marketolog”, which helps companies launch advertising and marketing campaigns without agencies, while retaining full control of the process and budgets. The product was promoted on TV and in digital media.

MTS launched a federal promotional campaign for the MTS Your Business, a line of products and services for entrepreneurs. The campaign promotes three flagship products of the line the workzen task tracker for keeping a client database and controlling orders; the InsideReport counterparty verification service and the MTS Kassa mobile online cash register.

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

In 2017, sales in the Russian market decreased for the first time and continued decreasing at a higher rate in 2018. Moreover, the churn rate also decreased, which confirmed the improvement of the mobile retail market.

In 2018, our competitors VEON Ltd. and MegaFon agreed on the termination of their joint ownership of Euroset outlets. MegaFon purchased the brand and the business with VEON Ltd. purchasing 50% of points-of-sale.

In 2018, VEON Ltd. rebranded points-of-sale and they began to work under the “Beeline” brand. MegaFon and SLV Group (Svyaznoy owner) have signed an agreement on merging Euroset and Svyaznoy into one retail network, which currently operates under Svyaznoy brand. These transactions marked the beginning of the transformation from the multibrand retail network to the monobrand retail network.

In 2019, we signed a partnership agreement with Svyaznoy. Now Svyaznoy retail network consumers across the country can sign contracts and get information about our tariffs and services. Moreover, in 2019 we and M.Video-Eldorado group, which is the largest household appliance and electronics retail network in Russia, also signed a partnership agreement. We placed stands in large M.Video stores. In addition, joint retail electronic stores, where consumers can obtain our services, have been opened. Furthermore, in 2019, we launched a pilot project to sell smart watches in the largest children goods retailer Detsky Mir. Special zones with wearable devices were installed in several dozen stores, where customers can get acquainted with the watches models and get advice from our specialists.

Such partnerships with market leaders allow us to optimize retail costs and reduce the planned number of own retail points-of-sale.

In 2020, the outbreak of COVID-19 accelerated the trend of retail chain reduction, which concerned all telecommunication market players and pushed the transition to online channels. In April 2020, MTS launched the mobile application for a SIM-card self-registration by a subscriber. This technology allowed launching distribution in new sales channels, for example, online stores, online platforms and aggregators, supermarkets, delivery services. Our proprietary distribution network, which consists of MTS branded franchise points of sale (third party dealers operating under the MTS brand) and MTS branded points of sale owned by us, has decreased by 73 points of sale year to year. As a result, as of December 31, 2021, MTS operated 5,167 points of sale, including 1,754 franchise points-of-sale and 3,413 points of sale owned by us, as compared to 5,240 points of sale, including 1,734 franchise points of sale and 3,506 points of sale owned by us in 2020.

In 2021, we continued to expand our online sale channels, developed a concept and allocated the necessary resources to the online channels, including additional investments in setting up of SIM-card delivery and self-pickup processes. We redesigned and launched a standard customer journey map, including mobile number portability, mobile number selection, eSIM (virtual SIM Card technology) and focused our IT resources on developing self-service registration processes.

The foundation of the prospective online basic telecom product customer acquisition is "Device + SIM" bundling consolidated with subscription, installment and trade-in options. In 2021, we have developed and tested the product component of the bundle and developed the prospective online Customer Journey for the bundle. Launching of the operator mechanics such as bundling with devices will provide an increase of basic telecom products sales in the online channel.

MTS maintains and strengthens its leadership positions in the offline sale channels. In 2021, MTS developed the franchising sale channel, being able to transfer expertise, process methods and market conditions to the partners while using the opportunity to reduce commission costs for SIM card sales. In the franchising sale channel MTS launches new format points of sales in cooperation with digital technology manufacturers.

We follow the digital solutions market leadership strategy. Development of own digital ecosystem is the base of digital leadership strategy. Connected sales are one of the points of our own ecosystem.In 2022, we plan to increase the share of convergent sales by launching new convergent products.

Competition

The Russian wireless telecommunications market

Until 1998, mobile communications developed slowly, penetration was less than 0.5%. However, this changed, as a result of explosive demand in 2006, the number of subscribers registered in networks exceeded the country’s population. Three market leading operators, MTS, Beeline and Megafon, served 85% of the subscriber base. Over the past decade, the Russian market has stabilized; further growth is associated with the development of the IoT services market and M2M devices. As of December 31, 2021, overall wireless penetration in Russia was approximately 178%, or approximately 258 million subscribers.

The following table sets forth key data on Russia’s wireless telecommunications market as of the dates indicated:

	As of December 31,
	2021	2020	2019
Subscribers(1)	258.5	252.2	260.7
Subscriber penetration (%)	178	172	178

According to AC&M-Consulting data and our estimates based on our subscriber data and reports of other national operators.

(1)	Based on registered subscribers (SIM cards only) including MVNO networks. There is no uniform definition of active subscribers in the Russian wireless market.

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

The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2021, 2020 and 2019:

	As of December 31,
Operator	2021	2020	2019

	(amounts in millions)
MTS	80.4	78.5	79.1
MegaFon	74.4	70.4	75.2
VEON Ltd. (VimpelCom)	49.4	49.9	54.6
T2 RTK Holding (Tele2+Rostelecom)	47.5	46.6	46.0
Others & MVNO	6.8	6.8	5.8

According to AC&M-Consulting and operators’ press releases.

MegaFon. MegaFon, which operates GSM 900/1800, UMTS (3G) and LTE (4G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. The operator changed the method of calculating the subscriber base in the fourth quarter of 2020 and applied stricter requirements for monitoring customer activity. MegaFon had a subscriber base of approximately 74.4 million subscribers in Russia, which represented a 29% market share as of December 31, 2021.

VEON. In addition to MegaFon, we also compete with VEON, which is the third largest GSM 900/1800/UMTS (3G)/LTE (4G) wireless operator in Russia in terms of subscribers.

VEON had a subscriber base of approximately 49.4 million in Russia at December 31, 2021. At December 31, 2021, VEON had a 19% market share of total wireless subscribers in Russia, based on the number of subscribers disclosed by VEON and our estimate of total number of subscribers.

T2 RTK Holding. In February 2014, Tele2 and Rostelecom announced a merger which created a new federal wireless provider. The license portfolio of the new company covers all Russia which effectively permits the roll out of federal-scale networks. The most important event for operator was the launch of 3G/4G network in Moscow region in October 2015. The operator’s services are now available on the territory where 97% of Moscow Region residents live. In 2018 - 2019, Tele2 have actively rolled out 3G and 4G networks, launched new tariffs, options and services which enabled to provide customers with services similar to those of the market leaders. In 2019, the operator launched a network in the Ivanovo and Yaroslavl regions in the 2G / 3G / 4G standard. By the end of 2020, Tele2 LTE networks were launched in all 68 regions.

Tele2 had a subscriber base of approximately 47.5 million in Russia and 18% market share as at December 31, 2021.

Other Operators. The number of subscribers of other operators, including MVNO operators, which were not indicated above is about 6.8 million customers as of December 31, 2021.

The Armenian wireless telecommunications market

As of December 31, 2020, overall wireless penetration in Armenia was around 126%—about 3.73 million active subscribers, according to the published figures of the operators and Socio-Demographic Data report published by Statistical Committee of RA (about 2.97 million population).

The following table illustrates number of active subscriber bases and the coverage area of MTS Armenia and competitors—Beeline (VEON Armenia) and Ucom, as of indicated dates.

	As of December 31,
Operator	2021	2020	Coverage Area

	(amounts in thousands)
MTS Armenia	2,231.84	2,146.89	Nationwide
Beeline	908.17	904.68	Nationwide
Ucom	593.89	594.60	Nationwide

Sources: https://beeline.am; https://www.ucom.am; http://mts.am.

As of December 31, 2021, MTS Armenia reported increase of 3-month active subscriber base by 3.96% y-o-y. According to our subscriber data and operators’ public releases, our market share is about 59.8%.

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

	As of December 31,
	2021	2020	2019
Russia
Prepaid	24%	28%	31%
Contract and corporate	76%	72%	69%

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

Tariff Plans in Russia

Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are currently divided into several categories - “Prepaid,” “Smart,” “Premium,” “Data,” “IoT”, “Corporate” and “Convergent” - with each category designed to target specific segments as follows:

●	Prepaid: Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. We offer tariff plan “Super MTS” which varies depending on the region of the customer. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by using the mobile app “My MTS” or sending an SMS message (USSD request) to a designated number.
●	Smart: “Smart” is the family of integrated voice and data tariff plans for customers with active mobile data usage, which we believe will remain the main offer for a long period of time. “Smart” has a monthly fee for a bundle of all-net minutes and Internet. For the majority of tariff plans the on-net calls above the bundle are free. Versions of “Smart” (“Smart”, “X” for youth segment, “NE Tariff”, “Tarifische” with large Internet bundle and “ MY (We) MTS”) differ by amount of minutes and gigabytes included in the bundle and the corresponding monthly fee. “NE Tariff” is a personal tariff plan, where each user can adjust the tariff for their needs by selecting the required package of minutes and Internet and including VAS services into the monthly fee. “Tarifische” is the tariff with large Internet bundle and option to adjust the tariff for personal needs and select the required package of minutes. We also have tariff plan “MY (We) MTS” for family segment with opportunity to share bundle of all-net minutes and Internet with 5 devices.
●	Premium: “Premium” tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from RUB 2,833.6 and those using a federal number pay from 2,416.6 per month. The “Ultra” tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as “home region”), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, unlimited mobile Internet and 5000 SMS messages within the network.
●	Data: For active users of mobile Internet devices (e.g., 4G capable USB-modems and routers) we offer an unlimited tariff plan with limited speed 20Mbit/second after certain threshold.
●	IoT: For smart devices with special consumption needs we developed unique tariff plan “Smart device” with annual subscription fee. In addition, we provide special tariff free of charge. This free of charge tariff may apply on a permanent basis if our customer buys certain models of smart watches for kids in MTS retail stores and online.
●	Convergent: “All MTS” and “MY (We) MTS+” are the family of integrated mobile and fixed line services with digital or satellite television. The purpose of “All MTS” is to strengthen the user base and reduce customer churn. “MY (We) MTS+” has a monthly fee for a bundle (mobile, fix Internet and TV, online video service “KION”) and also an opportunity to share bundle of all-net minute and Internet with 5 devices. The price for this tariff varies by region and depends on the competitive situation in the market.
●	Corporate: We offer different tariff plans in each region targeted to meet the demands of our corporate clients, each plan allowing them to optimize their communication expenses in accordance with their individual consumption patterns. These plans feature specialized customer care, payment through our credit system and volume and tenure discounts. In addition, we provide customized pricing offers and technical solutions to our biggest clients.

Our tariffs vary from plan to plan. The description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2021, the per-minute tariff for local calls within the MTS network varied from zero per minute to RUB 2.17 per minute. Different rates apply to local calls to other networks and vary from RUB 0.82 per minute to RUB 3.67 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from RUB 1.25 per minute for calls to the China and South Korea to RUB 70,8 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

Customer Payments and Billing

We enroll new prepaid subscribers in an advance payment program. As of December 31, 2021, 73% of our consolidated subscriber base was enrolled in the advance payment program and 27% used a credit based system.

Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber’s mobile telephone when the balance on the subscriber’s account decreases below a certain threshold.

Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer’s payment history, type of account and past usage. As of December 31, 2021, subscribers using the credit system of payment had credit limits of up to RUB 2.87 million for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty customers.

We provide “in full confidence” service, which allows our prepaid customers who subscribe to this service to continue using services when the balance on the subscriber’s account becomes negative. As of December 31, 2021, subscribers using the “limit on communication” service had a maximum credit limit of RUB 3 million. Customer service representatives can set individual credit limits for subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similar to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

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

In Armenia, we use the “Eskadenia” billing system.

Customer Service

Russia

In order to attract and retain customers, we must ensure a high level of service at all points of customer assistance, care and billing. In each region where we operate, we have contact centers that provide customer service 24 hours a day, seven days a week. Contact centers provide different services to our clients through various channels (telephone, email, chat). Customer service representatives respond to various issues such as phone lockage due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A particular group of customer service representatives handles customer complaints and helps those who want to change their service terms. We use automatic systems and independent analysis for monitoring availability and customer satisfaction level of service in our contact centers regularly. We conduct outbound campaigns with the assistance of our employees in the outbound contact center and the laboratory of the customer relationship management inasmuch as we need to improve customer loyalty and promote our services.

In 2021, we saw an active organization of the ecosystem-based seamless service in all channels of customer interaction with the company.

We implemented speech and text analytics tools based on AI technologies that helped to increase a number of analyzed requests to 100% for enhancing the service quality and improving customer experience.

In 2021, we witnessed an active retail service development: a chat with embedded chat bot was implemented for additional support of employees. New MTS ecosystem customer service scenarios were also developed for retail employees. In 2022, we will see a further development of intelligent systems to improve efficiency of sales and service in our stores.

IVR development continued in 2021. Integration with an internal intelligent platform was implemented, which allowed us to offer clients the most relevant scenarios. It helped to improve the IVR efficiency without customer experience deterioration. We have launched MTS Voice Bot in the Moscow region.

The product is focused on simplifying interaction of customers with the company’s services in the automatic telephone menu maintaining the IVR current efficiency. It is no longer necessary to select a topic of application in the menu, instead customers will be able to create an open question and receive a response immediately. A share of unique customers completed the service in the IVR with the help of the Voice Bot without being switched to the operator is about 40%. NPS of users is approximately 45%. In 2022, we plan to roll out the solution to all regions.

In 2021, we witnessed a launch of customer service in such popular messengers as WhatsApp, Telegram, and Apple Messages. An allocated support for new digital products of MTS ecosystem was launched.

We continued developing tools for technical diagnostics of fixed-line customers, set up integration with key self-service services: IVR and chat bot. Now a customer can receive a technical advice and register an incident in case of problems in the network without contacting specialists.

Thus, all customer service projects and activities are aimed at implementation of the MTS customer-focused strategy - CLV 2.0.

Network Infrastructure—Technology Strategy

Our technology strategy is formed in accordance with the overall company’s business strategy and intended to support the existing business operations, as well as to introduce new technologies allowing us to launch new services in the future. Our technology strategy considers world technology trends in telecommunications.

The main focus of the technology strategy is the consistent development of the network meeting future technology requirements: higher throughputs, lower latencies and flexible network core as enablers of the new services.

LTE is our the main priority while deploying Radio Access Network (82% of the RAN deployment was LTE in 2021) and 2G/3G investments decrease gradually in accordance with changes in network UE penetration structure and traffic migration.

According to Technology Strategy in 2021 we continued frequencies re-farming in 1800 MHz , 2100 MHz and 900 MHz bands from 2G/3G to the most efficient technology—LTE. Besides, we use Carrier Aggregation, 256 QAM, high order MIMO, and other cutting edge technologies to provide better user experience for our customers

5G is the next key step for telecommunications companies, and in 2021 MTS launched Russia’s first multi-location pilot 5G network for end consumers. Our subscribers now can test 5G experience at speeds up to 1.5 Gbps.

We strongly believe that Open RAN architecture is the future of Radio Access Networks, and in 2021 we launch Open RAN lab to test new solutions functionality and raise in-house Open RAN integration expertise.

We continue using modular architecture for Data Centers construction and, in 2021, we launched a new data center in Novosibirsk

Our strategy is to develop distributed computing network with high scalability. That is why we are not limited to building large data centers, but we also build small Far Edge DC’s. In 2021 we launched 2 Far EDGE data centers.

Network Infrastructure—Site Construction and Sharing

In October 2014, MTS and VEON Ltd. (VimpelCom) had signed a contract about shared LTE networks deployment and operation. According to this contract, one shared LTE network should be deployed for servicing subscribers of both companies in several regions of Russia.

By the end of 2021 we had 10,617 LTE base stations shared with VEON Ltd. (VimpelCom) in 22 regions and VEON Ltd. (VimpelCom) had 8,212 LTE base stations shared with MTS in other 20 regions of Russia. Total amount of shared infrastructure nodes is 18,829 base stations servicing in 800 MHz, 1800 MHz and 2600 MHz bands FDD&TDD networks.

In addition to network deployment investments and operational costs savings target architecture of the site sharing project includes frequency resources shared usage: by the end of 2021 networks in 34 regions of Russia ran in shared 2600 band spectrum usage mode (MOCN concept). The project is being completed in 7 regions.

Network Infrastructure and Frequency Allocation

We use switching and other network equipment supplied by Nokia Solutions and Networks, Ericsson, Huawei, Alcatel Lucent, Samsung and other major network equipment manufacturers.

In Moscow and Moscow region license area, we have been allocated frequencies spanning 2 × 12 MHz of spectrum in the 900 frequency band and 2 × 24.8 MHz of spectrum in the 1800 frequency band for operation of a dual GSM 900/1800 network and UMTS900 network, LTE900 and LTE1800 networks. In St. Petersburg and the Leningrad region, we have been allocated frequencies spanning 2 × 9.8 MHz of spectrum in the 900 frequency band (including 2 × 1.6 MHz in the E GSM band) and 2 × 18.6 MHz of spectrum in the 1800 frequency band for operation of a dual GSM 900/1800 network, UMTS900 network, LTE900 and LTE1800 networks.

We have different amounts of spectrum in the 900 MHz band for GSM 900 and UMTS and LTE networks and in the 1800 MHz band for GSM and LTE networks in almost every region of the Russian Federation.

We have been allocated frequencies 1950 1965 MHz, 2010 2015 MHz and 2140 2155 MHz for UMTS and LTE network deployment for the entire territory of the Russian Federation.

In addition, we have been allocated frequencies 453 457,4 MHz/463 467,4 MHz for IMT MC and LTE networks and 1920   1935 MHz/2110   2125 MHz for UMTS and LTE networks in Khanty Mansi Autonomous Okrug and Republic of Bashkortostan.

We have been allocated frequency bands 2540 2550 MHz and 2660 2670 MHz spanning 2 × 10 MHz and frequency bands 798. 5 806 MHz and 839.5 847 MHz spanning 2 × 7.5 MHz for LTE FDD network deployment for the entire territory of the Russian Federation. In addition, we have been allocated frequency band 2595 2620 MHz spanning 25 MHz for LTE TDD network deployment for the entire territory of the Russian Federation.

We believe that we have been allocated adequate spectrum in each of our license areas.

Network Infrastructure—Virtual Infrastructure

The following projects have been launched in 2021:

●	EPC—1-st stage prepared for initialization;
●	UDR—1-st stage prepared for initialization;
●	SBC 3rd stage—prepared for initialization;
●	IMS (IP Multimedia Subsystem) core extension—prepared to initialization;and
●	S3 & Open Stack—prepared for initialization

The following projects were finished in 2021:

●	SBC 2 nd stage; and
●	U2020 in MR Moscow.

Two new multi-purpose modules of data-center started operating in Novosibirsk for deployment of virtual platforms for telecommunication services and cloud services in 2021.

Network Infrastructure—Energy Infrastructure

One of the main goals in energy infrastructure is to decrease operational costs for electric energy.

Under the legislative acts of Russian Federation electric energy payment categories were introduced in 2012. This payment category can be chosen by a consumer in case of introduction of the electric energy accounting system, which allows to hourly monitor an electric energy usage and to report this information to the power supply companies with an accepted procedure.

Considering these conditions we decided to deploy Electric Energy Accounting Automatic System (EEAAS).

Introduction of the EEAAS allowed to:

●	Reduce the electricity payments and operational costs;
●	Increase the level of precise accounting;
●	Implement an energy usage management and track energy usage dynamics.

The project is now finished and the EEAAS is successfully working allowing to reduce costs of electric energy payments.

In 2022 we are planning to deploy the Hardware and Software Complex of power storage based on Li-Ion battery packs for base stations. The purpose of this Complex is to switch power supply from an external power source to a Li-Ion battery pack during the time when an electrical power has the most expensive cost and to charge up the batteries in those hours when an electrical power has the least expensive cost. Trial tests, which were implemented in Moscow, have shown that the Complex is fully functional and is able to ensure about 18% energy cost reduction. Throughout 2022, we plan to provide more than a thousand base stations with the Hardware and Software Complex.

Development and maintenance of the network

The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we’ve used special radio planning tools supplied by TEOCO Corporation and radio propagation models supplied by Siradel SAS to assess new sites so that the network design and site development are coordinated. This software could create digital cellular coverage maps of our licensed areas, taking into account the specifics of the urban landscape, including the reflection of radio waves from buildings and other obstacles, and support all necessary technologies, such as 2G, 3G, LTE and NB-IoT. In 2021 we’ve replaced the TEOCO radio planning tool with the new one, Atoll, which is provided by Forsk. This new tool allows us to make calculations of 5G networks and has better performance. In addition we improved our customized tool for investment planning to speed up the process of RAN development planning and make it more accurate. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network build-out.

We also continued employing the functionality that allowed us to increase the speed of data transmission and improve customer experience for our subscribers. The carrier aggregation functionality is activated at 98% of base stations where it is technically possible. It accounts for 48% of the MTS entire network base stations.

We continue our work of refarming the frequency spectrum. The refarming of 1800 band has been completed by 54% of the network. In 2022, we plan to additionally refarm 14% of the network. The feasibility of refarming the remaining network is under study. The refarming of 2100 band is carried out gradually, starting from the most strategic regions, following the market demand and customer base migration from 3G to LTE-based services.

In 2021, we continued expanding our network coverage. At the end of 2021 the 2G network coverage was provided for 97% of the population, 3G for 88% of the population, 4G for 86% of the population and IoT coverage was provided for 85% of the population of Russia.

Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of the majority of these agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. In 2018 we started the NB IoT technology During 2018-2021, NB IoT technology was implemented on 45,055 base stations of LTE.

Network Monitoring Equipment

We constantly control and monitor the performance of our network, call completion rate and other major key technical performance indicators. We use monitoring systems to optimize our network and to locate and identify the cause of failures or problems, and also to analyze our network performance and obtain network statistics. We have agreements with different suppliers for technical support services that allow us to obtain their assistance in trouble shooting and correcting problems with our network within the warranty period.To provide high quality service to our subscribers in Russia, we have a global network operation center (“GNOC”) in Krasnodar The GNOC experts have the technical ability to monitor network problems and unusual situations online in all regional branches of MTS in Russia around the clock. Our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

The GNOC in Krasnodar allows us to centralize such functions as monitoring and controlling of equipment, network planning and optimization, and also helps to solve incidents related to service interruptions. The GNOC strengthens our network’s reliability and safety, as well as creates the necessary conditions to launch and implement new technologies and network standards.

In November 2015, a Global Fixed Network Operation Center (“GFNOC”) was launched in Nizhny Novgorod, thus completing the centralization process of the MTS mobile and fixed network management. The GFNOC combined functions of monitoring and controlling the equipment in 55 regions of Russia where we offer broadband Internet access, TV and fixed line telephony services. For the subscribers connected to these services the GFNOC acts as a single entry point for technical support. Under the GFNOC project a centralized unit was also set up which is responsible for the quality of the services provided to corporate customers with bundled packages of mobile and fixed communications. Our subsidiary company MGTS performs these functions in Moscow region of Russia.

With the Global Fixed Network Operation Center deployed, we put together all resources for management of the quality of provided mobile and fixed line voice services, data transmission via mobile and fixed networks, leased dedicated digital circuits and VPN channels and digital TV.

In 2016, we also opened satellite TV operation and maintenance center in Moscow, which is used for monitoring head end station and satellite TV services.

Our networks in Armenia and Belarus are monitored by our local operation and maintenance centers in each country. In addition to the monitoring of network performance, those centers analyze network quality parameters, provide troubleshooting, regular and extraordinary reporting to the management and our headquarters.

The handling of any significant network problems and outages is monitored and coordinated at our headquarters, where we also manage the cross functional coordination of our networks in all countries of operation.

Our principal suppliers are Huawei, Iskratel, Oracle - PSTN switching equipment and SBC; Ericsson, Harmonic, SumaVision, Cisco Systems - equipment of Digital TV station; Irdeto, Verimatrix - CAS TV systems; MediaKind, Huawei - Hybrid TV platform; Cisco Systems, Huawei, D Link, Fibercom, EdgeCore - FTTB core and access; Juniper Networks, Huawei, ECI Telecom, Tellabs and Alcatel Lucent for transport network equipment. Please see also “Item 3. Key Information—D. Risk Factors—Political and Social Risks—Further deterioration in relations between Russia and other states that were parts of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs” for the risks connected with sanctions.

All of our equipment is supplied directly through authorized dealers.

Interconnect Arrangements and Telephone Numbering Capacity

We operate various types of communications networks, including mobile cellular, DLD/ILD and local fixed line and zonal fixed line networks.

Cellular operators must interconnect with fixed zonal, wireless, long distance and international telephone operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. Cellular and fixed line operators must also obtain telephone numbering capacity to allocate to their subscribers. There are two categories of telephone numbers: “federal” 11 digit numbers (non geographical numbering plan for cellular operators) and “local” seven digit numbers (geographical numbering plan for fixed line operators which can also be used as additional numbering capacity for mobile operators). In Moscow, both “federal” and “local” numbers have been used in the 11 digit format since the beginning of 2011. We have entered into various agreements for the provision of local telephone numbering capacity with several local telecommunications operators in Moscow and in other regions of Russia. We have also built our own local networks in certain cities within Russia (including Moscow) to provide local telephone numbering capacity to our subscribers. Telephone numbering capacity is allocated by the government and we provide interconnect services to other operators in all regions of Russia. Our fixed line zonal and local networks in Russia are interconnected with other operators. Zonal/local interconnect typically entails payment of a one-off connection fee per each point of interconnect (“E1”) and a usage charge based on minutes of traffic. Operators with a substantial market power may also charge a guarantee monthly usage fee in case traffic is less than 30 kmin per E1.

The Ministry of Communications and Mass Media has allocated special numbering codes for federal 11 digit telephone numbers on a non geographical basis to all the cellular operators. We believe that sufficient numbering capacity has been allocated to us for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of local 7 digit telephone numbering capacity in Moscow and the Moscow region. Moscow’s “495” code and the Moscow region’s “496” code have already reached numbering capacity limits. As a result, the new “499” code was introduced in order to increase the Moscow numbering capacity, the “498” code was introduced to increase Moscow region numbering capacity and since 2011 “local” numbers have been used in Moscow in 11 digit format.

To meet subscriber’s demand and provide for an adequate inventory of numbering capacity, we previously entered into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity is for an unlimited period of time. As of December 31, 2021, we had numbering capacity (federal and local) for approximately 39.16* million subscribers in the Moscow license area.

To provide our subscribers in Russia with DLD/ILD services, we have interconnect agreements with national operators Rostelecom, VEON Ltd. (VimpelCom) and other national transit operators. We have also built and operate our own DLD/ILD network, which allows us to interconnect directly to foreign operators and thereby decrease our interconnect costs. Most interconnect fees for connecting users of other operators’ fixed line and wireless networks to our network are based on a one-off connection fee and charge for usage by minute which varies depending on the destination called.

Russian legislation provides that fixed line operators with a substantial market power cannot refuse to provide interconnect or discriminate against one operator in relation to another, and the interconnect rates of operators with a substantial market power are regulated by the government. See “Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation—Regulation in the Russian Federation—Competition, Interconnect and Pricing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost effectively with other telecommunications operators, we may be unable to provide services at competitive prices, which may diminish our market share and result in a loss of revenues and margins.”

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

Handsets

Nearly all of our handset sales consist of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment. Those handsets, which function in accordance with the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. All LTE handsets support bandwidth LTE-FDD 2100 MHz (band 1), LTE-FDD 1800 MHz (Band 3), 2600 MHz (Band 7), LTE-FDD 900 MHz (band 8), 800 MHz (Band 20) and LTE-TDD 2600 MHz (band 38), also there are smartphones in our sales with LTE Advanced support. In 2021, we continued the process of implementation Voice over LTE and Wi-Fi Calling functions.

From 2009, RTC, our wholly-owned subsidiary, started handling all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Apple, Samsung, Oppo, Vivo, Realme, Nokia, Alcatel, Xiaomi, Philips, Huawei, Honor, ZTE and others to purchase handsets. In 2021, we continued our cooperation with A-brand smartphone vendors. We also offer an array of mobile telephone accessories. In February and March 2022, a number of handsets vendors, including Apple and Samsung, paused their product sales in Russia. Further limitation of handsets supplies may lead to the decrease in turnover of our retail operations and reduction in the range of products offered. Please see “Item 3. Key Information—D. Risk Factors —Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs” for the impact of sanctions on relations with the suppliers.

Fixed Line Services

We offer fixed-line communications services in 56 regions across Russia, covering about 25 million households.

Our other fixed line operations include the following communication services: voice, data and broadband Internet and pay TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. Based on TMT Consulting data, as of December 31, 2021, we were the largest operator in the Moscow residential broadband market in terms of subscribers, with a 38% market share. We also operate in Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels.

For a list of the telecommunications licenses held by us, see “Item 4. Information on Our Company—B. Business Overview—Licenses.”

Customers and Services Offered—Moscow Fixed Line Operations

We provide fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow’s PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

As of December 31, 2021, MGTS had approximately 3.72 million active lines in service, a cable network of over 42,409 km, a fiber optic network of over 46,193 km and 1 321 payphones. Currently, MGTS has focused its efforts on the deployment of GPON, IP/MPLS technologies and an IMS core. The old SDH equipment is being removed which results in the decreased number of E1 streams, a reduction in the copper network and the respective extension of the fiber optic network. MGTS also develops new services for IP TV, and MVNO as the convergent service for mobile and fixed telephony.

The total installed capacity of the telephone network reached 0.367 million numbers on the TDM area (Time Division Multiplexing) and 5.18 million numbers on the IMS area (IP Multimedia Subsystem) as of December 31, 2021.

Moscow fixed line operations customers consist of the following subscribers:

	December 31,	December 31,	December 31,
Moscow fixed line operations	2021	2020	2019
Residential subscribers	84%	84%	84%
Corporate subscribers	7%	8%	8%
Public sector subscribers	9%	8%	8%

MGTS holds licenses and regulatory approvals to provide, among others, the following services:

●	local telephony;
●	DLD/ILD voice telephony through licensed DLD/ILD operators, including us;
●	interconnect to other operators;
●	Internet and data transmission, including leased DLD/ILD services;
●	IP TV for B2C and B2B subscribers;
●	MVNO mobile telephony and Internet;
●	inquiry and information, including telephone directories;
●	local telephony with use of payphones;
●	telematic communications services;
●	telecommunications services associated with providing of communication channel;
●	telecommunications services associated with voice data transmission;
●	telecommunications services associated with cablecasting;
●	movable radiotelephony services;
●	measures and (or) services for the protection of State secrets;and
●	capital construction projects engineering.

As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation. The Federal Antimonopoly Service of the Russian Federation regulates MGTS’ tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Revenues from regulated services accounted for approximately 28% of service operating revenues of our Moscow fixed line operations in 2021, 32% in 2020 and 33% in 2019.

The percentage decline is connected with gradual growth of operating revenues from non regulated services as a proportion of the overall operating revenues in 2021, 2020 and 2019. The Federal Antimonopoly Service of the Russian Federation sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Antimonopoly Service of the Russian Federation for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once per year. The Federal Antimonopoly Service of the Russian Federation has permitted MGTS to increase its tariffs several times.

MGTS also provides a number of unregulated services. According to Russian legislation, DLD/ILD services provided by licensed non monopoly operators, data transmission services, value added services and a number of other services are not subject to tariff regulation. Among others, MGTS provides the following unregulated services:

●	various value-added services, including call forwarding, call waiting, call holding, caller ID, provision of second direct inward dialing (DID) number;
●	Internet access for residential subscribers and corporations;
●	IP TV for B2C and B2B subscribers;
●	MVNO mobile telephony and Internet;
●	alarm signaling;
●	domestic maintenance services, including electric installation, sanitary engineering, cleaning, computer emergency, and consumer electronics installation;
●	video-surveillance; and
●	rent of space for telecommunications equipment of other operators connected to MGTS’ network.

MGTS does not have license to provide DLD/ILD communications services directly to its subscribers but must route such traffic through a licensed DLD/ILD operator. As a result, DLD/ILD traffic originated by MGTS subscribers is carried either by us, with these services included in MGTS’ monthly bill, or by other providers of DLD/ILD services, who bill MGTS subscribers directly or pay MGTS an agency fee for processing their bills.

The following table presents certain operating data for our Moscow fixed line operations as of and for the years ended December 31, 2021, 2020 and 2019.

	December 31,	December 31,	December 31,
Moscow fixed line operations	2021	2020	2019
Installed telephone lines on TDM (000s)(1)	0,367	0,595	0,683
Installed telephone lines on IMS (000s)(1)	5,180	5,180	5,180
Residential
Number of subscribers (000s)	2,362	2,545	2,684
CPP traffic (millions of minutes)	166	214	240
Corporate(2)
Number of active lines (000s)	465	492	525
Number of subscribers (000s)	39	43	46
CPP traffic (millions of minutes)	164	185	205
(1)	Telephone lines on TDM and IMS can be installed at one household.
(2)	Includes state-owned enterprises and government agencies.

MGTS’ subscriber segments and the services provided to each subscriber segment are further described below.

Residential and corporate subscribers

MGTS provides basic regulated voice services to residential and corporate subscribers using its PSTN facilities and copper or optical “last mile” access.

In addition to basic voice services, MGTS provides its residential and corporate subscribers with digital telecommunications services, Internet, IP TV, MVNO mobile telephony and Internet and VPN deployment services, rental of high-speed communication channels, intelligent voice and various other services.

The following table illustrates MGTS’ regulated tariff development:

	March 24,	January 12,	March 1,
MGTS Regulated Tariffs	2022	2021	2020
Residential(1)
Line rental
RUB per month	214	214	214
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	513	513	299
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	438	438	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Combined tariff plan—fee for fixed amounts of minutes(3)
RUB per month	242	242	28
Combined tariff plan‑fee for each additional minute
RUB per minute	0.59	0.59	0.59
Corporate (non‑governmental)(1)
Line rental
RUB per month	225	225	225
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	641	641	416
Combined tariff plan—fee for fixed amount of minutes(4)
RUB per month	804	804	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
Corporate (governmental and state‑funded organizations)(1)
Line rental
RUB per month	215	225	215
Per minute tariff plan—local connection fee
RUB per minute	0.60	0.60	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	641	641	416
Combined tariff plan—fee for fixed amount of minutes(4)
RUB per month	804	804	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.58	0.58	0.58
(1)	Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.
(2)	The plan included 400 minutes per month.
(3)	This plan included 50 minutes per month.
(4)	This plan included 300 minutes per month.

Operators

MGTS provides interconnect, traffic transmission and leased line services to other communications operators. Interconnect is carried out on the local and zonal levels in accordance with terms and conditions that are publicly disclosed. MGTS also provides additional services to operators interconnecting to MGTS’ network, including access to emergency service, information and customer care numbers.

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

The following table presents certain operating data for our other fixed line operations in Russia as of and for the years ended December 31, 2021 and 2020.

	December 31,	December 31,
Other fixed line operations	2021	2020
Residential
Number of subscribers (000s)(1)	6,230	6,044
Corporate(2),(3)
Number of subscribers (000s)	170	119
(1)	Subscribers to broadband Internet, pay-TV, Wi-Max, voice and other services.
(2)	Includes state-owned enterprises and government agencies.
(3)	As of December 31, 2021 we had 25,000 voice subscribers, 98,000 Internet subscribers, 30,000 VPN subscribers and 15,000 pay-TV subscribers.

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

Voice Services. We provide a full range of other fixed line voice services to corporations in Moscow, the Moscow region and other selected regions of Russia, which include local, zonal, and DLD/ILD services using our transmission network and leased capacity between major Russian cities. We also provide integrated voice and data services, voice over frame relay and certain integrated services digital network (“ISDN”) services.

Data Transmission and Internet Services. We offer high quality data transmission services to corporations, which allow for data exchange between their various branches or offices located within Russia and abroad. For data transmission services, our network is capable of transferring data at speeds of up to 10 Gbps and utilizes various technologies, such as 10 GE, GE, ATM, TDM, VPN MPLS/VPLS, GPON, Microwave radio relay (“MRR”), xDSL, LTE and Wi-Fi to provide high quality solutions at a relatively low cost. We endeavor to ensure the reliability of network connections by utilizing a full reservation approach to back up all elements of the network.

In addition, we offer a wide range of Internet services to corporations, including broadband Internet access, VoIP, VPNs and data center services using the following technologies: (1) NGN (up to 10 Gbps), (2) GPON (up to 1 Gbps), (3) xDSL (up to 100 Mbps), (4) radio Ethernet (up to 300 Mbps), (5) MRR (up to 1 Gbps), (6) Wi-Fi (up to 600 Mbps), and (7) LTE (up to 100 Mbps). We also provide continuous flexibility to upgrade their network capacity to handle additional Internet services. For example, we often integrate data transmission and Internet services for our clients as they expand their operations and need to interconnect and exchange data with newly opened offices and/or branches.

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

We also utilize MGTS’ PDTN to provide high speed reliable Internet services and create VPNs for our corporate clients.

Leased Channels. We provide corporate clients with the ability to rent high speed data channels. These “leased channels” are dedicated lines of data transmission.

Value Added Services. We provide corporate clients with several value added services, including Autosekretar and integrated solutions. The Autosekretar service is based on our proprietary IN and is designed to help our corporate customers manage the reception and servicing of a large volume of incoming calls. The unique multi channel telephone number assigned to customers will not change even if the customer moves to a different location in Moscow, and does not require the customer to install any equipment. In addition, this service allows all incoming calls to be transferred to other fixed or mobile telephone numbers in Russia or in other countries. The IN identifies a subscriber by phone number, phone card or password, which allows our customers to bill their subscribers for services and, if necessary, block access for subscribers who have a negative balance on their account.

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

Fixed mobile convergence. Based on our fixed and mobile networks, we offer fixed to mobile convergence services to corporate clients, enabling the use of their mobile phone as an extension of their private branch exchange (“PBX”). We also provide access to corporate IP networks from a mobile phone via GPRS/EDGE/3G/4G.

Operators

We operate fixed line local and zonal networks in Moscow and other cities for provision of telephony services to fixed line subscribers and additional local numbers to mobile subscribers. In order to lower the costs of intercity and international traffic transition, we put into operation an intercity international network in December 2008.

We had 214 local fixed nodes in 67 regions of Russia, including Moscow, and 57 zonal fixed networks to provide telephony services to subscribers as of December 31, 2021. Our integrated intercity/international network is interconnected to 52 international operators.

In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

We offer voice, Internet and pay TV services to residential subscribers.

Voice Services. We provide voice services to residential and corporate subscribers. Like corporate subscribers, residential subscribers in each of our operational regions seek a full range of high quality voice services equivalent to those provided in Western Europe. In addition to “basic” voice telephony services, we provide a number of additional services, such as call forwarding, call transferring, call waiting, conference, voicemail and Caller ID, among others.

Internet Services. We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2021, we had 12% market share in the Russian Federation based on our subscriber data and reports of other national operators and TMT Consulting reports.

Pay TV. We operate a TV service based on IPTV service over ADSL and GPON technologies in Moscow. In addition, we offer pay TV services based on DVB C (digital television via cable connection), analog cable transmission and MMDS (wireless cable) technologies in most of the regions in which we are present. Since November 2013, we connect our subscribers only to the digital TV and since 2017 we broadcast in 4K ultra HD quality. Special auxiliary equipment (set top box) allows pay TV subscribers to access more than 170 channels of digital quality, including channels of HD quality from a home television and channels of 4K ultra HD quality. International and Russian channels are included as part of the base services package.

Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee between RUB 500 RUB 990 per month in Moscow and a subscription fee between RUB 300 RUB 2700 in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet, pay TV and Internet, Mobile, pay TV services for RUB 780 RUB - 1,290 per month in Moscow and RUB 390 RUB 2,490 in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay TV channels being provided and level of competition in a particular region. In 2021, convergent bundles, that included Internet, TV and mobile services, had been developed rapidly, including family subscriptions and special tariff plans for the 1 GB/s network. As a result we have achieved overall growth of convergent subscriber base up to more than 1.8 million subscribers in 57 regions (excluding Moscow), as of December 31, 2021.

Sales and Marketing

Moscow fixed line operations

In 2021, MGTS continued monetization of its own high tech fiber optic network GPON and developed combinations of different services in packages, including convergent packages of mobile and fix services and online cinemas subscriptions. Promotional packages were offered to clients and included basic services, online cinemas subscriptions and high-speed Internet access. In order to expand and consolidate its market share, MGTS continued to enter the Moscow Region market through the construction of its own network, as well as through acquisition of local Internet service providers.

By the end of 2021, 1.8 million subscribers were transferred to GPON. In 2022, MGTS plans to develop and implement new services as part of the concept of Smart Home and Smart City, participate in the cloud solutions market more actively, develop partnerships with delivery services and become a partner of iconic city projects.

Other fixed line operations

Our target customers include corporate, operator and residential subscribers.

To promote our product and service offerings, we use various communication channels for advertising and marketing, including direct marketing, printed mass media, television, Internet, radio, directories, outdoor advertising, advertising in the subway, special promotions and cross promotions. Through these various advertising and marketing channels, we intend to further develop our brand recognition. Our marketing strategy is designed to create a unified brand for each of our various product and service offerings with the aim of becoming a single source for all of our subscribers’ communications needs.

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

Competition

We compete with a number of fixed line telecommunications operators servicing Moscow, St. Petersburg and other major Russian cities. Moscow is the largest and most competitive of these markets. Our primary competitors include:

●	Rostelecom, Russia’s largest national fixed line telecommunications operator with presence in all Russian regions. We compete with Rostelecom in the corporate, operator and residential fixed line telecommunications markets in all regions where we operate in Russia. We also compete with Rostelecom in the mobile telecommunications market.
●	ER-Telecom, voice telephony, broadband and TV operator. We compete with ER-Telecom in the corporate and residential fixed line telecommunications market in St. Petersburg, Novosibirsk, Omsk, N.Novgorod, Ekaterinburg, Kazan, Novosibirsk, Chelyabinsk and other regions.
●	VEON Ltd. (VimpelCom), which is also one of our primary competitors in the Russian mobile communications market, offers voice, data and Internet services to corporates, operators and residential subscribers in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan. We compete with VEON Ltd. (VimpelCom) in the corporate, operator and residential fixed line telecommunications markets in Moscow and in certain other regions of Russia where we are present, including, among others, St. Petersburg, Rostov, Nizhny Novgorod, Ekaterinburg and Krasnodar.
●	MegaFon, which acquired operators Synterra and Net by Net, and offers services in the operator, corporate and residential fixed line telecommunications markets in Moscow, St. Petersburg, and other regions.
●	Akado Group, provider of pay TV, broadband Internet and digital telephony in Moscow. We compete with the Akado Group primarily in the residential fixed line telecommunications market of Moscow.

Corporate subscribers

The following table sets forth the corporate subscriber market shares of the primary fixed line operators in Moscow as of December 31, 2021:

MTS	25%
VEON Ltd. (VimpelCom)	18%
Akado	7%
Rostelecom	16%
Other	34%
Total	100%

Source: TMT Consulting.

In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

The following table sets forth the market shares of the primary fixed line operators for voice services in Russia as of December 31, 2021:

Company	Russia
MTS	18%
Rostelecom	73%
Other	9%
Total	100%

Source: TMT Consulting.

Internet

According to TMT Consulting, as of December 31, 2021, broadband Internet penetration of households was 61% in Russia. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2021:

Company	Russia
MTS	12%
VEON Ltd. (VimpelCom)	8%
ER‑Telecom	11%
Rostelecom	36%
Other	33%
Total	100%

Source: TMT Consulting.

Pay-TV

According to TMT Consulting, as of December 31, 2021, pay TV penetration was 82% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2021:

Company	Russia
MTS	10%
Rostelecom	23%
Tricolor TV	26%
ER‑Telecom	8%
Orion	7%
Other	26%
Total	100%

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

With regard to corporate clients, we generally aim to derive the bulk of our operating revenues from monthly payments. Thus, depending on the scale and type of services ordered, we will often discount or waive installation fees.

For services offered to other communications service providers, we aim to generate most of our operating revenues from monthly payments and by offering an array of value added services.

Network Infrastructure

Network Infrastructure—Transmission Networks

Backbone and Internet Networks

Mobile, fixed and inter‑carrier aggregated traffic increased in 2021: downlink (towards users) data throughput reached 8.27 Tbps (7.06 Tbps in 2020), uplink (from users) data throughput reached 2.54 Tbps (2.27 Tbps in 2020).

The size of MTS fiber‑optic networks increased by 10,058 km in 2021 and reached 259,770 km in total.

The main factor impacting network infrastructure in 2021 was the integration of the Data Center Network (DC NET) and multiservice network divisions into the backbone of the Internet department. Centralization of network infrastructure management competencies should have a positive effect on network infrastructure optimization.

Development of the backbone network in 2021:

●	NEC equipment SWAP on the Moscow - Tambov section.
●	The capacity of the Moscow core has been expanded to 3.2 Tb/s.
●	The first 1*400G client solution has been launched.
●	DCI (data center infrastructure) 1*600G solution launched in Rostov and Ufa.

Convergent network

In accordance with our deployment plans, we completed the following projects in 2021:

●	Built or purchased new 5112 km regional fiber-optic for interconnect sites.
●	New MBH transport nodes were deployed: 2,477 ; replacement of obsoleted MBH equipment is ongoing .
●	Micro wave links were deployed: 5,746.
●	Launched more than 10 5G test zones in different cities of Russia.

The tender for the selection of equipment for the converged regional network has been completed. Three vendors were identified for different regions of the country. Three contracts for the supply of equipment and work are in the process of preparation. Detailed plans for the modernization of convergent networks of the regions are being worked out.

We have successfully completed testing of automated provisioning of new network elements. RFP has been launched. We plan to implement network automation in 2022.

The test generation of the configuration for the converged network element was successfully carried out.

Three private LTE commercial zones have been launched.

SD-WAN solution was successfully deployed on MTS regional sites and prepared for on-boarding customers. Based on references from customers and results of pilot projects, business owners (Telecom B2B Block) made a decision to relaunch this project with the new product strategy.

Public Switching Telephone networks (PSTN)

The network infrastructure we maintain in Moscow is substantially different to the infrastructures we use in the regions. In Moscow, primarily we have organically grown, while our regional development has largely been through the acquisition of companies with different business models and a focus on different services. As a result, the network infrastructures in the regions outside Moscow and the technologies used to support such infrastructures are different from the network infrastructure established in Moscow and which we currently own. At present, the telephone network in Moscow and Moscow region has a capacity of more than 1,095,638 telephone numbers.

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

As of December 31, 2021, in Moscow and the Moscow region we had a wireless broadband network including 405 base and subscriber stations in the 5-6 GHz frequency band and also near 169 radio relay lines in the 70-80 GHz frequency band.

For the provision of Internet access, IP‑telephony and other services, we have our own IP network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10/100 GE channels. In addition, separate routers are used for inter‑carrier connections and are connected to the core routers by means of 10/100 GE interfaces.

Russia

As of December 31, 2021 we provided cable Internet access to about 10.8 million households and cable TV access to about 10.7 million households. The access equipment used are Ethernet switches, Optic Line Terminal, IP DSLAM and Optical Receivers. We mainly use FTTB technology for Internet ( 10.5 million households) and CATV access, which can provide speeds up to 1 Gb/s per building and up to 300 channels CATV (analog and digital). Since 2020, we have started building and upgrading networks using GPON technology. As of 31 December, 2021, more than 15 thousand households have been built. In 2011, we started to roll‑out DVB‑C technology for a cable TV service. Currently, we have digital TV service (DVB‑C&DVB‑S2) in approximately 200 cities and localities with 5,17 millionsubscribers. In 2014, we started to roll‑out an advanced hybrid TV service (DVBC/DVB‑S2/IPTV+IP/VOD, CatchUp). By December 2021, we launched Hybrid TV platform with an IPTV commercial service in Moscow (including Moscow Region) and more than 85 other regions, DVB‑C/IP Hybrid commercial service in more than 100 regional cities and DVB‑S2/IP Hybrid commercial service all over Russia including 6 UHD channels using HEVC (H.265) format. Total number of connected hybrid TV users is about 1,23 million. During 2019 and 2020 MTS was executing migration from existing Hybrid TV platform to new unified TV platform which is almost complete as of December 2021. Only B2B subscribers of IPTV segment remain to be migrated until mid-2022 due to the need for an IT systems upgrade in order to support the migration. Since 2020, the target technology for providing television services is IPTV technology. As of 31 December, 2021, the service was launched at a capacity of 6.3 million households.In September 2019 MTS has launched new unified TV platform and started sales in OTT (mobile) TV segment with TV applications for smartphones, pads, Smart TV, Android-based STBs and PC browsers. Now MTS TV service is expanding to more specific devices such as MTS.Auto appliances and . Migration process for fixed segments (Hybrid IPTV, DVB-C, DVB-S) started in the middle of 2020 with its active phase completed in December 2020. During first half of 2021 migration in DVB-S and B2B segments was fully completed and by November 2021 mobile (OTT) subscribers were also migrated to the new platform which allowed MTS to stop partnership with previous OTT TV platform provider (SPB TV). Number of subscribers activated in OTT segment as of December 31, 2021 was 10,05 million. In order to deliver video traffic to OTT users MTS launched 8 CDN points of presence including Far East with total bandwidth up to 430 Gbits/sec. In order to process traffic peaks MTS also implemented CDN offload setup which allows to MTS to transfer traffic excess to partner CDN network (G-Core). Maximum traffic at the end of 2021 was more than 305 Gbits/sec. During 2022 according to MTS TV expansion forecast CDN bandwidth is planned to be increased by more than twice its current size In Moscow and regions as an Internet traffic supplier, we mainly use our own IP Backbone network.

The acquisition of Comstar provided us with an opportunity to use MTS fiber optic lines for fixed network development. Optical network construction in cities is carried out on the basis of fixed and mobile business needs. When we modernize and construct new networks, we deploy fixed and mobile equipment on the basis of “collocation” method

Principal suppliers

Our principal suppliers are: Huawei, Iskratel, Oracle‑PSTN switching equipment and SBC; Ericsson, Harmonic, Summavision, Teleste, Lifestream — equipment of Digital TV station; Irdeto, Verimatrix — CAS TV systems; Huawei — Hybrid TV platform; Cisco Systems, Huawei, Juniper‑FTTB core; Cisco Systems, Alcatel, Coreant, Huawei, FiberHome, D‑Link‑FTTB aggregation‑access. Please see “Item 3. Key Information—D. Risk Factors—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs” for the risks connected with sanctions.

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

The decreased risk of mortality from COVID-19 in 2021, prompted the removal of some of the government restrictions on international tourism. As a result, we increased the volume of roaming services provided to subscribers, while the peak of roaming revenues shifted to the third and fourth quarters.

The COVID-19 outbreak has had a significant impact on the development of the telecommunications industry and continues to contribute to the development of digital services. We recorded an increase in the consumption of internet traffic in mobile and fixed networks as well as, an increase in the number of users of online services, TV users and others OTT applications. This trend continued in 2021. We expect that digitalization processes will gradually affect all spheres of social interaction. The greatest demand in 2022 will stem from both online entertainment services and digital services of state federal and municipal services.

Regulation of Telecommunications in the Russian Federation

Regulation in the Russian Federation

In the Russian Federation, the federal government regulates telecommunications services. The principal law regulating telecommunications in the Russian Federation is the Federal Law on Communications, which provides, among other elements, for the following:

●	licensing of telecommunications services;
●	requirements for obtaining a radio frequency allocation;
●	equipment certification;
●	equal rights for individuals and legal entities, including foreign individuals and legal entities, to offer telecommunications services;
●	fair competition;
●	freedom of pricing other than pricing by companies with a substantial position in public telecommunication networks; and
●	liability for violations of Russian legislation on telecommunications.

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

The Federal Law on Communications, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, the establishment of fees for frequency use and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender, whereas according to the Government Decree No. 480 dated May 24, 2014, licenses to provide communication services with frequency spectrum—only on auction basis. In addition, the Federal Law on Communications provides for the establishment of a “universal services reserve fund” which is funded by a levy imposed on all operators of public networks, including us.

Regulatory Authorities

The Russian telecommunications industry is regulated by several governmental agencies. These agencies form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the large-scale restructuring of the Russian government in March 2004 and subsequent restructuring in May 2008. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Countries of Operation—Political and Social Risks—Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.”

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

The Federal Service for Supervision of Communications, Information Technology and Mass Media (Roskomnadzor) is a federal executive body that supervises and controls certain areas of communications and information technologies, including:

●	the issuance of licenses and permissions in the area of communications and information technologies;
●	the registration of radio-electronic and high-frequency equipment;
●	the assignment of radio frequencies based on decisions taken by the State Commission For Radio Frequencies and registration of such assignments;
●	the technical supervision of networks and network equipment throughout Russia;
●	the monitoring of compliance by network operators with applicable regulations, terms of their licenses and terms of the use of frequencies allocated and assigned to them;
●	the enforcement of equipment certification requirements;
●	the examination of electromagnetic compatibility of equipment with existing civil radio-electronic equipment;
●	the organization of tenders with respect to licenses in the sphere of communications;
●	the control of activity in processing of personal data; and
•

the creation, building and maintenance of a unified automated information system Unified Register of Domain Names, Internet Website Page Locators and Network Addresses which allow Roskomnadzor to identify Internet websites containing information prohibited for distribution in the Russian Federation.

The State Commission For Radio Frequencies is an inter-agency coordination body acting under the Ministry of Digital Development, Communications and Mass Media of the Russian Federation which is responsible for the regulation of the radio frequency spectrum, develops long-term policy for frequency allocation in the Russian Federation and decides on the allocation of frequency bands.

The Federal Antimonopoly Service (FAS) is a federal executive body that supervises competition regulations and enforces the Federal Law on Protection of Competition and the Federal Law on Natural Monopolies and the regulations enacted thereunder. The FAS controls certain activities of natural monopolies, including monitoring their execution of certain obligatory contracts, and can issue mandatory orders as provided for in the Federal Law on Natural Monopolies. In addition, the FAS regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local, intra-zone and DLD calls by subscribers of public switched telephone networks and installation and subscription fees.

Other regulatory authorities. The Russian Federal Service for Surveillance on Consumer Rights Protection and Human Wellbeing (Rospotrebnadzor) is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights. The Federal Service for State Registration, Cadastre and Cartography (Rosreestr) is responsible for registering certain telecommunications infrastructure that is considered real property. The Federal Financial Monitoring Service (Rosfinmonitoring) is a federal executive body responsible for countering money laundering and terrorism financing. Mobile operators are to comply with Federal Law No. 115-FZ dated August 7, 2001 “On Combating Money Laundering and Terrorist Financing.”

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

A company must complete a multi-stage process before the commercial launch of its communications network. A company must:

●	receive a license from the Federal Service for Supervision of Communications, Information Technology and Mass Media to provide communications services;
●	obtain approval to use specific frequencies within the specified band from the State Commission For Radio Frequencies if providing wireless telecommunications services; and
●	obtain permission from the Federal Service for Supervision of Communications, Information Technology and Mass Media for network operations. To receive this permission, a wireless telecommunications services provider must develop a frequency assignment and site plan, which is then reviewed and certified by the Federal Service for Supervision of Communications, Information Technology and Mass Media for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the licensed area. The Federal Service for Supervision of Communications, Information Technology and Mass Media has discretion to modify this plan, if necessary, to ensure such compatibility. As of January 1, 2004, licenses may be transferred in case of mergers or other reorganizations of the licensee upon application by a transferee as a new license holder. Additionally, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation has declared that agreements on the provision of telecommunications services must be concluded and performed by the license holder.

If the terms of a license are not fulfilled or the service provider violates applicable legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

●	detection of violations which may cause damage to rights, interests, life or health of individuals or to interests of government administration including, but not limited to, presidential and government telecommunication networks, defense, security and protection of legal order in the Russian Federation;
●	annulment of a frequency allocation if it results in the inability to render communications services; and
●	failure to timely meet the requirements of the licensing authority, which commits to eliminate detected violations, including provisions that had been granted under reprimand to suspend the license.

In addition, licenses may be terminated for various reasons by a court, including:

●	failure to remedy in a timely manner a violation that led to the suspension of the license;
●	provision of inaccurate information in documents on the basis of which a license was issued; and
●	failure to fulfill obligations undertaken in the process of a tender or auction.

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

Equipment Certification

Government Decree No. 532 adopted on June 25, 2009, sets forth the types of communications equipment that is subject to mandatory certification. Communications equipment must be certified, or its compliance with the established requirements must be declared and proven in the interconnected communications network of the Russian Federation, which includes all fixed line and wireless networks open to the public. All our networks must be certified. The Federal Agency of Communications issues certificates of compliance with technical requirements to equipment suppliers based on the Agency’s internal review. In addition, a Presidential decree No. 960 adopted on August 11, 2003 requires that licenses and equipment certifications should be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

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

Competition, Interconnect and Pricing

The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. The Federal Law on Communications and Presidential Decree No. 221, enacted on February 28, 1995, as amended, on Measures for Streamlining State Regulation of Prices (Tariffs) allow for regulation of tariffs and other commercial activities of telecommunications companies that are “natural monopolies.” Government Decree No. 637, dated October 24, 2005 (as amended) authorized the FAS to set the following tariffs for the natural monopolies in the communications market, including:

●	provision of access to a local telephone network;
●	permanent use of a subscriber’s line; and
●	local and intra-zone calls.

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

The FAS maintains a Register of Natural Monopolies whose tariffs are controlled and regulated by the state. A telecommunications operator may be included in this register upon a decision by the FAS based on analysis of the operator’s activities and the market conditions.

Our subsidiary, MGTS, was added to the Register of Natural Monopolies in 2000 and, therefore, is subject to the requirements of the Federal Law on Natural Monopolies including, inter alia, the following:

●	the FAS regulates and controls tariffs for services provided by MGTS, including installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan);
●	MGTS must obtain prior FAS approval for any transaction involving the acquisition, disposal or lease of assets not related to the regulated activity, if the value of such assets exceeds 10% of MGTS’ share capital, additional capital, retained profits and reserves;
●	MGTS is required to maintain separate accounting records for each type of activity;
●	MGTS is required to publicly disclose information on tariffs, products, material conditions of contracts with customers, capital expenditure programs and certain other information; and
●	MGTS is required to comply with Federal law No. 223-FZ dated July 18, 2011 “On Procurement of Goods, Works, Services by Certain Types of Legal Entities” while active in the procurement of goods and services.

It should also be noted that our subsidiary Comstar-Regions was added to the Register of Natural Monopolies in 2009, but on November 24, 2015 it was excluded therefrom and on December 5, 2015, it merged into MTS.

In addition, companies which are found to have dominant position on relevant markets may be subject to certain FAS restrictions in conducting their business, including in relation to pricing, acquisitions, geographical expansion, and associations and agreements with competitors. On January 5, 2016, the new version of the Federal law No. 135-FZ “On Protection of the Competition” came into force and the regulations in relation to the register of companies holding market share exceeding 35% were repealed. Nowadays, dominant position is established on case-by-case basis. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations.”

The Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a “substantial position,” i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. MGTS was added to the register of telecommunications operators occupying a substantial position and, therefore, is subject to the requirements of the Federal Law on Communications relating to operators occupying a substantial position in the public switched telephone networks including, inter alia, the following:

●	MGTS must develop interconnect rules and procedures in accordance with the requirements set forth by the federal government;
●	MGTS must ensure that interconnect agreements with operators who intend to interconnect to our networks are entered on the same terms and conditions as the agreements between MGTS, us and our affiliates; MGTS also cannot refuse to provide interconnect or discriminate against one operator over another;

●	MGTS must comply with the mandatory orders of the Federal Service for Supervision of Communications, Information Technology and Mass Media issued if non-compliance with law was identified as a result of monitoring of MGTS’ interconnect terms; and
●	MGTS must comply with the tariffs for interconnect and traffic transit where determined by the the Ministry of Digital Development, Communications and Mass Media of the Russian Federation.

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

Notwithstanding the above, fixed line operators not considered to occupy a substantial position and not included in the Register of Natural Monopolies, as well as mobile operators, are free to set their own tariffs. Also see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a “substantial position,” the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.”

Calling Party Pays

In March 2006, the Federal Law on Communications was amended to incorporate a “calling party pays” scheme effective as of July 1, 2006. Prior to the implementation of the “calling party pays” principle, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the current system, fixed line operators charge their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by the Federal Service for Supervision of Communications, Information Technology and Mass Media and is known as the settlement rate.

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

The implementation of these amendments has a material effect on telecommunications operators’ financials and performance, see also “Item 3. Key Information—D. Risk Factors.”

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

Sovereign Internet

The Federal Law No. 90 dated May 1, 2019, establishes the obligation of telecommunications operators to install equipment to counter threats to the stability, security and integrity of the Internet on the territory of the Russian Federation. The provisions of this Federal Law regarding the national domain-name system and national crypto security standards came into force in January 2021. In February 2021, the Russian President signed Federal Law No. 19-FZ that introduced penalties of up to 6 million rubles for violating the applicable rules governing sovereign Internet. Consequently, operators are likely to face additional costs for the maintenance and operation of this equipment. For more information on the law, see “Item 3. Key Information—Legal Risks and Uncertainties—Regulatory changes in Russia as well as regulatory changes at the international level may have a material adverse effect on our financial condition and results of operations.”

Personal data

We are subject to laws and regulations regarding privacy and protection of the user data, including the Federal Law No. 152-FZ “On Personal Data” dated July 27, 2006 (the “Personal Data Law”). The notion of “personal data” under Russian law includes any data which relates (directly or indirectly) to an identified or identifiable individual. There is no closed list of information which denotes personal data and any data (or set of data) which identifies a specific individual is treated as personal data. Typically name and contact details are considered to be personal data. The amendments to the Personal Data Law implemented by the Federal Law No. 519 dated December 30, 2020 (which entered into force on March 1, 2021) set forth new rules on processing of a specific type of personal data, specifically personal data which are made available to the general public (the “Relevant Data”).

Russian law uses the term “data operator” to denote a person who determines the scope and purposes of the processing (this notion is equivalent to the notion of the “data controller” under the European Union General Data Protection Regulation). Russia also has a notion of “person involved into the data processing by the data operator” which is equivalent to the notion of “data processor” under the European Union General Data Protection Regulation.

The Personal Data Law, among other things, requires, subject to a limited number of exceptions, that an individual provide specific, informed and conscious consent to any processing (i.e. any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data. In respect of most types of data, the Personal Data Law does not require the consent to be in writing (under the Personal Data Law, “in writing” means hand-written or subject to qualified electronic signature) but requires that the consent be in a form that, from an evidential perspective, sufficiently attests tothe data subject.

The consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the data subject’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any biometrics; (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects (e.g. under Russian law, the United States is one of such states); and (iv) the certain types processing of an employee’s personal data, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature.

Big Data

In 2021, the National Centre for Digital Economics announced the development of the Russian national standard corresponding with ISO/IEC TR 20547-1:2020 Information technology – Big data reference architecture – Part 1: Framework and applicable process.

Procedure for concluding subscription contracts

The Federal Law No 533-FZ dated December 30, 2020 (has come into force on June 1, 2021), amended the Federal Law on Communications to tighten the procedure for concluding subscription contracts, including:

●	The Federal Law introduces the concept of “IMEI”. Subscribers have the right to enter in their profile in the Integrated Identification and Authentication System (IIAS) information about the subscriber number and (or) IMEI used by them. If the subscriber’s device is lost, he may report this to the operator through the IIAS. Subject to the confirmation of an IMEI number, telecommunications operators should stop providing telecommunications services for the lost device. The introduction of IMEI control in the presence of subscriber devices with the same IMEI, including bona fide owners (users), will lead to a violation of the rights of such bona fide owners.
●	The possibility of remote conclusion of subscription contracts by means of a Simple Electronic Signature obtained during a personal visit to the office of the telecommunications operator will be excluded.
●	The conclusion of subscription contracts for devices with eSIM technology on the Internet will be possible only through the Unified Biometric System and the Enhanced Qualified Signature.
●	Provision of telecommunications services to corporate clients will be possible only if information about their users is entered in the IIAS. Telecommunications operators are required to check the availability of such information in the IIAS from December 1, 2021 and stop providing telecommunications services to users with unreliable personal data.
●	Provision of telecommunications services to corporate clients for M2M devices will be possible only if information about the subscriber number, address of the corporate client or location of the device, and other information is entered in the IIAS which will create additional restrictions for the development of M2M services, including Internet of Things projects.

Roskomnadzor will create an information system for monitoring to check the work of telecommunications operators. Telecommunications operators will need to refine their business processes and IT-systems to connect to the information system for monitoring.

Providing free access to social resources

The Federal Law No 319-FZ dated July 02, 2021, establishes the obligation of telecommunications operators that provide communication services for data transmission and providing access to the Internet to subscribers to provide such subscribers with free access to the websites of state bodies, extra-budgetary funds, portals of state and municipal services (came into force in December 1, 2021), as well as to other sites that are determined by the Government Commission. The Government of the Russian Federation will have to determine the criteria for selecting socially significant resources, the requirements for their owners and the conditions under which operators will have to provide free access. Such criteria are not defined at the moment.

Monitoring compliance with the requirements for the provision of communication services, traffic transmission services, connection of communication networks

The Federal Law No 319-FZ dated July 02, 2021, amended the Federal Law on Communications to expand the list of requirements for the procedure for passing traffic and for telecommunications operators, including:

●	The Government of the Russian Federation will establish the procedure for identifying subscribers initiating a connection for the purpose of transmitting voice information in the data transmission network (will come into force in May 1, 2022).
●	The register of communication lines crossing the state border of the Russian Federation and the means of communication to which these communication lines are connected will be formed. Telecommunications operators will be required to comply with the requirements established by Roskomnadzor for such lines and means of communication, and send a notification to Roskomnadzor about their implementation in order to include relevant information in the register. Telecommunications operators are not entitled to connect such communication lines to communication facilities and communication facilities to communication lines if there is no information about them in the register (will come into force in January 1, 2023).
●	Telecommunications operators will be obliged to connect and send/receive information through a special system to ensure that telecommunications operators comply with the requirements for the provision of communication services and traffic services in the public communications network, which will be created by the radio frequency service. This information will be used to monitor the compliance of operators with the requirements of the Federal Law on Communications in the provision of communication services and traffic services in the communication network (will come into force in January 1, 2023).
●	Telecommunications operators will be obliged to stop providing communication services and (or) traffic services to their communication network in case of identification of risky traffic, the parameters of which are set out in the Federal Law No 319-FZ (will come into force in January 1, 2023).

Regulation of Banking Activities in the Russian Federation

General

MTS Bank, our subsidiary, operates as a credit organization in Russia and is therefore subject to a number of laws and regulations applicable to banks. Federal Law No. 395-1 “On Banks and Banking Activity” dated December 2, 1990, as amended (the “Banking Law”), is the principal law regulating the Russian banking sector, among other things, defining credit organizations, setting forth the list of banking operations and other transactions that credit organizations may perform and establishing the framework for the registration, licensing of credit organizations and the regulation of banking activities by the CBR. Pursuant to the Banking Law, a banking group is described as an association of legal entities under control of a credit organization, and a banking holding is defined as an association of legal entities, at least one of which is a credit organization, under control of a parent legal entity that is not a credit organization, provided that a share of banking activities in the banking holding is at least 40% of the overall activities of such group.

Licensing

A license must be obtained from the CBR in order for any institution to engage in banking activities as defined in the Banking Law. Applicants must be incorporated within Russia and registered with the CBR as a credit organization, and submit, among other things, a feasibility report and detailed information on the suitability of the applicant’s management team. A banking license may be denied for a number of reasons, including if the financial standing of the founders of the bank is deemed by the CBR to be unsatisfactory or if the proposed candidates for the senior management of the bank, including members of the management board and the chief executive officer, are deemed to be unsuitable or do not meet the qualification requirements.

Charter Capital Requirements

The Banking Law sets out the minimum charter capital for newly-established banks in Russia the amount of RUB 1 billion for a bank with a general license and RUB 300 million for a bank with a basic license. As of the date of this document, charter capital of MTS Bank that holds a general license amounts to RUB 15,015,046,500. Further, under the Banking Law, the minimum regulatory capital amounts to RUB 1 billion for banks applying for the status of a bank with a general license and to RUB 300 million for banks applying for the status of a bank with a basic license. As of the date of this document, regulatory capital of MTS Bank amounted to RUB 52,968 million.

Reporting Requirements

Russian banks must regularly submit balance sheets to the CBR, together with financial statements showing their actual respective financial positions. They must also inform the CBR in respect of providing large loans (exceeding 5% of a bank's capital). Banking groups and banking holdings must regularly submit consolidated accounts to the CBR. The CBR may at any time carry out full or selective checks of a bank’s submissions, and may inspect all books and records of the bank. In addition, annual audits must be carried out by an audit company that is a member of a self-regulatory organization of auditors. Starting from 2004, all credit organizations in Russia have been required to prepare financial statements according to both RAS and IFRS. Banks must file IFRS standalone and audited consolidated annual financial statements with the CBR on an annual basis.

Mandatory Reserve Deposit Requirements

To cover loan losses and currency, interest and financial risks, the CBR requires banks to form mandatory reserve deposits and keep them in designated non-interest bearing accounts with the CBR. Particular reserve requirements are set by the Board of

Directors of the CBR from time to time. As of the date of this document, mandatory reserves of MTS Bank amounted to RUB 1,790 million.

Licenses

Mobile Services

The following table shows, as of April 5, 2022, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM, LTE and UMTS services:

License Region	License	Radio Access Networks Technologies	License number	Expiry date

Moscow License Area
Moscow	MTS PJSC	GSM/UMTS/LTE-900, GSM/UMTS/LTE −1800	182375	April 28, 2023
Moscow region	MTS PJSC	GSM/UMTS/LTE-900, GSM/UMTS/LTE −1800	182375	April 28, 2023
St. Petersburg License Area
St. Petersburg	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Leningrad region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Russian Regional License Areas
European Russia
Adygeya Republic	MTS PJSC	GSM-900, GSM/LTE-1800	160409	April 28, 2023
Arkhangelsk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Astrakhan region	MTS PJSC	GSM/LTE-1800	162943	October 18, 2026
Astrakhan region	MTS PJSC	GSM-900	168186	December 11, 2023
Bashkortostan Republic	MTS PJSC	IMT-MC/LTE-450, IMT-MC/UMTS/LTE-2100	170616	November 21, 2026
Bashkortostan Republic	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	172049	August 22, 2022
Belgorod region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Bryansk region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Chechen Republic	MTS PJSC	GSM/LTE-1800	186313	April 28, 2026
Chechen Republic	MTS PJSC	GSM-900	173072	June 10, 2024
Chuvashia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168624	December 30, 2023
Dagestan Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168612	December 30, 2023
Ingushetia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168623	December 30, 2023
Ivanovo region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Kabardino-Balkar Republic	MTS PJSC	GSM/LTE-1800	168617	December 30, 2023
Kabardino-Balkar Republic	MTS PJSC	GSM-900	173071	June 10, 2024
Kaliningrad region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Kalmykia Republic	MTS PJSC	GSM-900	184789	January 25, 2026
Kalmykia Republic	MTS PJSC	GSM/LTE-1800	168620	December 30, 2023
Kaluga region	MTS PJSC	GSM/UMTS-900, GSM/LTE −1800	174800	April 28, 2023
Karachaevo-Cherkesia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168613	December 30, 2023
Karelia Republic	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Kirov region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	171610	April 28, 2023
Komi Republic	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	184256	August 22, 2022
Kostroma region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	174800	April 28, 2023
Krasnodar region	MTS PJSC	GSM-900, GSM/LTE-1800	152085	May 30, 2027
Kursk region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Lipetsk region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Mari-El Republic	MTS PJSC	GSM-900, GSM/LTE-1800	148177	January 15, 2027
Mordovia Republic	MTS PJSC	GSM-900, GSM/LTE-1800	168618	December 30, 2023
Murmansk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Nenetsk Autonomous region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Nizhny Novgorod region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Novgorod region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Orel region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Orenburg region	MTS PJSC	GSM-900, GSM/LTE-1800	171610	April 28, 2023
Orenburg region	MTS PJSC	GSM/LTE-1800	136448	October 21, 2025
Penza region	MTS PJSC	GSM-900	86436	May 6, 2026
Penza region	MTS PJSC	GSM-900, GSM/LTE-1800	162944	September 2, 2022
Perm region	MTS PJSC	GSM/UMTS-900, GSM/LTE −1800	171610	April 28, 2023
Perm region (Komi-Permyak region)	MTS PJSC	GSM/LTE-1800	136451	October 21, 2025
Perm region (excluding Komi-Permyak region)	MTS PJSC	GSM/LTE-1800	136450	October 21, 2025
Pskov region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Rostov region	MTS PJSC	GSM-900, GSM/LTE-1800	182093	July 1, 2025
Ryazan region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023

License Region	License	Radio Access Networks Technologies	License number	Expiry date

Samara region	MTS PJSC	GSM-900, GSM/LTE-1800	156890	December 30, 2022
Saratov region	MTS PJSC	GSM-900, GSM/LTE-1800	153739	July 11, 2022
Severnaya Osetia-Alania Republic	MTS PJSC	GSM-900, GSM/LTE-1800	144270	September 1, 2026
Severnaya Osetia-Alania Republic	MTS PJSC	GSM/LTE-1800	136449	October 21, 2025
Smolensk region	MTS PJSC	GSM/LTE -900, GSM/LTE-1800	174800	April 28, 2023
Stavropol region	MTS PJSC	GSM-900, GSM/LTE-1800	168615	December 30, 2023
Tambov region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Tatarstan Republic	MTS PJSC	GSM-900, GSM/LTE-1800	152516	June 26, 2027
Tula region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Tver region	MTS PJSC	GSM/LTE -900, GSM/LTE-1800	174800	April 28, 2023
Udmurt Republic	MTS PJSC	GSM-900, GSM/LTE-1800	171610	April 28, 2023
Ulyanovsk region	MTS PJSC	GSM-900	86435	May 6, 2026
Ulyanovsk region	MTS PJSC	GSM/LTE-1800	168614	December 30, 2023
Vladimir region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Volgograd region	MTS PJSC	GSM/LTE-1800	145059	October 4, 2026
Volgograd region	MTS PJSC	GSM-900	172368	February 26, 2024
Vologda region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161213	April 28, 2023
Voronezh region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	174800	April 28, 2023
Yaroslavl region	MTS PJSC	GSM-900, GSM/LTE-1800	174800	April 28, 2023
Asian Russia
Altai Republic	MTS PJSC	GSM/LTE-900	182985	July 19, 2026
Altai Republic	MTS PJSC	GSM/LTE-1800	168621	December 30, 2023
Altai region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	167990	September 8, 2026
Amur region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Amur region	MTS PJSC	GSM/LTE 1800	136447	October 21, 2025
Buryatiya Republic	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Chelyabinsk region	MTS PJSC	GSM/UMTS-900, GSM/LTE −1800	171610	April 28, 2023
Chukotsk Autonomous region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Irkutsk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Jewish Autonomous region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Kamchatka region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Kemerovo region	MTS PJSC	GSM/LTE -900, GSM/LTE-1800	168616	December 30, 2023
Khabarovsk region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Khakassiya Republic	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	177989	September 13, 2026
Khanty Mansiysk Autonomous region	MTS PJSC	IMT-MC/LTE-450, IMT-MC/UMTS/LTE-2100	165418	May 23, 2023
Khanty Mansiysk Autonomous region	MTS PJSC	GSM/UMTS-900, GSM/LTE −1800	171610	April 28, 2023
Krasnoyarsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	182986	May 7, 2023
Kurgan region	MTS PJSC	GSM/UMTS-900, GSM/LTE −1800	171610	April 28, 2023
Magadan region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Novosibirsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	167216	February 21, 2027
Omsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	170007	December 20, 2026
Primorsky region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Sakha Republic (Yakutia)	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Sakhalin region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Sverdlovsk region	MTS PJSC	GSM/UMTS-900, GSM/LTE −1800	171610	April 28, 2023
Tomsk region	MTS PJSC	GSM/LTE-900, GSM/LTE-1800	167991	June 5, 2023
Tyumen region	MTS PJSC	GSM/UMTS-900, GSM/LTE −1800	171610	April 28, 2023
Tyva Republic	MTS PJSC	GSM/LTE-1800	168622	December 30, 2023
Tyva Republic	MTS PJSC	GSM/UMTS/LTE-900	182984	July 19, 2026
Yamalo-Nenetsk Autonomous region	MTS PJSC	GSM-900, GSM/LTE-1800	171610	April 28, 2023
Zabaykalsky region	MTS PJSC	GSM/UMTS/LTE-900, GSM/LTE −1800	161216	April 28, 2023
Russian Federation
European Russia	MTS PJSC	LTE-800,2600	101247	July 25, 2022
European Russia, except Crimea Republic, Sevastopol	MTS PJSC	UMTS/LTE-2100	167215	May 21, 2027
European Russia, except Moscow, Moscow region, Crimea Republic, Sevastopol	MTS PJSC	LTE-2600	142343	April 15, 2026
Moscow, Moscow region	MTS PJSC	LTE	147353	December 29, 2026
Russian Federation, except Crimea Republic, Sevastopol	MTS PJSC	5G/IMT-2020	183416	July 16, 2025
Armenia
Armenia	MTS Armenia CJSC	LTE-800, GSM/UMTS-900, GSM/LTE-1800, UMTS-2100, LTE-2600		November 4, 2034
Belarus
Belarus	Mobile Telesystems LLC	GSM/UMTS/NB-IoT-900, GSM-1800, UMTS-2100, LTE-1800/2600 (MOCN sharing)(1)		April 30, 2022

(1)

The LTE radio access network in Belarus is owned by a national company beCloud as a Single Wholesale Network, implemented on-board of existing MNOs infrastructure (MTS, A1, Life), using 1800 and 2600 MHz frequency bands.

Mobile Virtual Network

License Region	Licensee	Expiry date
Moscow, Moscow region	MGTS PJSC	August 2, 2023

Each of our licenses requires service to be started by a specific date. We have met this target or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses (except for Uzbekistan, see Note 34 to our audited consolidated financial statements). We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Fixed Line Services

The following table shows, as of April 5, 2022, information with respect to our fixed line licenses:

		License
Licensee	License Region(s)	number	Expiry Date
International, national, intra-zonal and local communications services
MTS PJSC	Russian Federation	178568	February 16, 2027
MTS PJSC	Moscow	185275	February 16, 2026
MTS PJSC	Moscow	150064	March 30, 2027
MTS PJSC	Moscow region	135027	November 21, 2027
MTS PJSC	Moscow region	150058	March 30, 2027
MGTS PJSC	Moscow	166444	December 11, 2023
MGTS PJSC	Moscow	161957	July 10, 2023
MGTS PJSC	Moscow region	169795	April 17, 2024
MGTS PJSC	Moscow, Moscow region	180455	July 28, 2025
MTS PJSC	St. Petersburg	169450	January 19, 2024
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region	150052	April 17, 2027
MTS PJSC	Leningrad region	147354	December 7, 2026
MTS PJSC	Altai Republic	148176	February 17, 2027
MTS PJSC	Altai region	146073	October 24, 2026
MTS PJSC	Altai region	158899	February 27, 2023
MTS PJSC	Amur region	146092	October 24, 2026
MTS PJSC	Arkhangelsk region	169456	January 19, 2024
MTS PJSC	Astrakhan region	146080	October 24, 2026
MTS PJSC	Astrakhan region	169454	January 19, 2024
MTS PJSC	Bashkortostan Republic	135028	November 21, 2026
MTS PJSC	Bashkortostan Republic	149173	March 5, 2027
MTS PJSC	Belgorod region	173482	April 10, 2024
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region	158901	February 7, 2023
MTS PJSC	Buryatiya Republic	159602	April 18, 2023
MTS PJSC	Chelyabinsk region	146074	October 24, 2026
MTS PJSC	Chelyabinsk region	135967	December 15, 2026
MTS PJSC	Chuvashia Republic	159599	April 11, 2023
MTS PJSC	Dagestan Republic	152517	June 5, 2023
MTS PJSC	Irkutsk region (except for the Ust-Ordyn Buryat Autonomous District)	146069	October 24, 2026
MTS PJSC	Ivanovo region	146068	October 24, 2026
MTS PJSC	Kaliningrad region	156888	December 17, 2023
MTS PJSC	Kaliningrad region	169457	January 19, 2024
MTS PJSC	Kaluga region	182094	July 3, 2025
MTS PJSC	Karelia Republic	169448	January 19, 2024
MTS PJSC	Kemerovo region	168619	December 26, 2023
MTS PJSC	Kemerovo region	169451	January 19, 2024
MTS PJSC	Khabarovsk region	149647	March 15, 2027
MTS PJSC	Khabarovsk region	146066	October 24, 2026
MTS PJSC	Khakassiya Republic	140458	June 6, 2026
MTS PJSC	Khanty Mansiysk Autonomous region	160629	December 1, 2026
MTS PJSC	Khanty Mansiysk Autonomous region	164187	October 24, 2026

		License
Licensee	License Region(s)	number	Expiry Date
MTS PJSC	Kirov region	149653	March 15, 2027
MTS PJSC	Kirov region	146089	October 24, 2026
MTS PJSC	Komi Republic	146079	October 24, 2026
MTS PJSC	Komi Republic	169449	January 19, 2024
MTS PJSC	Krasnodar region	146067	October 24, 2026
MTS PJSC	Krasnodar region	163840	August 1, 2023
MTS PJSC	Krasnoyarsk region	158902	February 27, 2023
MTS PJSC	Krasnoyarsk region (except for the Evenk Autonomous District)	146087	October 24, 2026
MTS PJSC	Kurgan region	170433	February 17, 2024
MTS PJSC	Kurgan region	146086	October 24, 2026
MTS PJSC	Kursk region	176685	August 28, 2024
MTS PJSC	Mari El Republic	159600	April 11, 2023
MTS PJSC	Murmansk region	169455	January 19, 2024
MTS PJSC	Nizhny Novgorod region	146075	October 24, 2026
MTS PJSC	Nizhny Novgorod region	174356	October 1, 2024
MTS PJSC	Novgorod region	169453	January 19, 2024
MTS PJSC	Novosibirsk region	146071	October 24, 2026
MTS PJSC	Novosibirsk region	158896	February 27, 2023
MTS PJSC	Omsk region	146088	October 4, 2026
MTS PJSC	Omsk region	145060	October 4, 2026
MTS PJSC	Orel region	155416	October 3, 2022
MTS PJSC	Orel region, Voronezh region	155415	October 24, 2023
MTS PJSC	Orenburg region	149644	March 15, 2027
MTS PJSC	Orenburg region	146072	October 24, 2026
MTS PJSC	Penza region	149649	March 15, 2027
MTS PJSC	Penza region	150057	March 14, 2027
MTS PJSC	Perm region	146078	October 24, 2026
MTS PJSC	Perm region	135956	December 15, 2026
MTS PJSC	Primorsky region	149648	March 15, 2027
MTS PJSC	Primorsky region	146070	October 24, 2026
MTS PJSC	Rostov region	146084	October 24, 2026
MTS PJSC	Rostov region	163838	August 1, 2023
MTS PJSC	Ryazan region	138952	December 23, 2026
MTS PJSC	Ryazan region	182084	July 3, 2025
MTS PJSC	Sakha Republic (Yakutia)	146076	October 24, 2026
MTS PJSC	Sakhalin region	146081	October 24, 2026
MTS PJSC	Samara region	146090	October 24, 2026
MTS PJSC	Samara region	176558	December 31, 2024
MTS PJSC	Saratov region	149654	March 15, 2027
MTS PJSC	Saratov region	159597	April 18, 2023
MTS PJSC	Severnaya Osetia-Alania Republic	163839	August 1, 2023
MTS PJSC	Severnaya Osetia-Alania Republic	152518	June 5, 2023
MTS PJSC	Smolensk region	158900	February 27, 2023
MTS PJSC	Sverdlovsk region	185834	March 15, 2026
MTS PJSC	Sverdlovsk region	149645	March 15, 2027
MTS PJSC	Tambov region	149180	February 28, 2027
MTS PJSC	Tatarstan Republic	146082	October 24, 2026
MTS PJSC	Tatarstan Republic	161954	May 23, 2023
MTS PJSC	Tomsk region	146094	October 24, 2026
MTS PJSC	Tomsk region	158904	February 27, 2023
MTS PJSC	Tver region	157431	August 4, 2022
MTS PJSC	Tver region	158903	February 27, 2023

		License
Licensee	License Region(s)	number	Expiry Date
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135962	December 1, 2026
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	154794	August 31, 2023
MTS PJSC	Udmurt Republic	149650	March 15, 2027
MTS PJSC	Udmurt Republic	146091	October 4, 2026
MTS PJSC	Ufa, Bashkortostan Republic	131715	September 8, 2026
MTS PJSC	Ulyanovsk region	149171	February 28, 2027
MTS PJSC	Ulyanovsk region	135960	December 15, 2026
MTS PJSC	Volgograd region	146085	November 17, 2026
MTS PJSC	Volgograd region	170831	March 4, 20124
MTS PJSC	Vologda region	169452	January 19, 2024
MTS PJSC	Yaroslavl region	146077	October 24, 2026
MTS PJSC	Zabaykalsky region	180446	May 6, 2025
MTS PJSC	Sakha Republic (Yakutia)	184096	August 25, 2025
MTS PJSC	Kemerovo region (Mezhdurechensk)	184255	December 27, 2026
MTS PJSC	Khakassiya Republic	186516	February 19, 2026
MTS PJSC	Irkutsk region	187365	June 07, 2026
MTS PJSC	Bryansk region	187364	June 07,2026
MTS PJSC	Stavropol region	187530	June 26, 2026
MTS PJSC	Stavropol region	187532	June 26, 2026
MTS PJSC	Yaroslavl region	188751	January 12, 2027
MTS PJSC	Tambov region	Л030-00114-77/00002954	March 17, 2027
Promsvyaz Invest	Lipetsk region	185629	February 16, 2026
Zelenaya Tochka Group	Lipetsk region	180988	February 16, 2025
Zelenaya Tochka Group	Tambov region	135050	November 21, 2026
Zelenaya Tochka Group	Stavropol region	164791	July 12, 2023
Zelenaya Tochka Group	Lipetsk region	133869	October 31, 2026
Zelenaya Tochka Group	Stavropol region	157699	December 6, 2023
Telematic Services
MTS PJSC	Russian Federation	101246	July 25, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Republic of Crimea, Sevastopol	142346	April 15, 2026
Navigation Information Systems CJSC	Russian Federation	161286	December 26, 2022
MGTS PJSC	Moscow, Moscow region	145447	December 11, 2026
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	145056	October 4, 2026
MTS PJSC	Komi Republic, Perm region, Orenburg region, Orel region, Nizhny Novgorod region, Lipetsk region, Moscow, Kostroma region, Smolensk region, Kirov region, Kaluga region, Ivanovo region, Bryansk region, Belgorod region, Moscow region, Kursk region, Voronezh region, Tyumen region, Sverdlovsk region, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Pskov region, Yaroslavl region, Ryazan region, Vladimir region, Udmurt Republic, Tver region, Tula region, Tambov region, YamaloNenetsk Autonomous region, Amur region	184788	February 15, 2026

		License
Licensee	License Region(s)	number	Expiry Date
MTS PJSC	Adygeya Republic	182548	July 15, 2025
MTS PJSC	Altai Republic	152081	May 22, 2027
MTS PJSC	Altai region	147352	December 1, 2026
MTS PJSC	Astrakhan region	182549	July 15, 2025
MTS PJSC	Bashkortostan Republic	140459	June 21, 2026
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	182082	June 17, 2025
MTS PJSC	Chechen Republic	156889	December 6, 2022
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak District of the Kamchatka region	182535	August 13, 2025
MTS PJSC	Chuvashia Republic, Mordovia Republic	131717	September 14, 2026
MTS PJSC	Dagestan Republic, Ingushetia Republic, Kabardino-Balkar Republic, Karachaevo-Cherkesia Republic, Severnaya Osetia-Alania Republic	131721	September 14, 2026
MTS PJSC	Kalmykia Republic	182550	July 28, 2025
MTS PJSC	Khabarovsk region	181220	June 17, 2025
MTS PJSC	Khakassiya Republic	182085	June 17, 2025
MTS PJSC	Krasnodar region	182541	July 15, 2025
MTS PJSC	Krasnoyarsk region	161221	May 7, 2023
MTS PJSC	Mari El Republic	131716	September 14, 2026
MTS PJSC	Novosibirsk region	186312	April 13, 2026
MTS PJSC	Penza region	179663	April 1, 2025
MTS PJSC	Primorsky region	135961	December 21, 2026
MTS PJSC	Republic of Khakassia	181217	May 31, 2025
MTS PJSC	Rostov region	134507	October 26, 2026
MTS PJSC	Sakha Republic (Yakutia)	182088	July 15, 2025
MTS PJSC	Samara region	181215	May 26, 2025
MTS PJSC	Saratov region	181210	May 31, 2025
MTS PJSC	Stavropol region	181221	May 26, 2025
MTS PJSC	Tatarstan Republic	182545	July 15, 2025
MTS PJSC	Tomsk region	182086	June 17, 2025
MTS PJSC	Tyva Republic	182546	July 28, 2025
MTS PJSC	Ulyanovsk region	181208	May 31, 2025
MTS PJSC	Volgograd region	181213	May 30, 2025
MTS PJSC	Zabaykalsky region	172247	June 5, 2024
MTS Media	Russian Federation	182309	April 6, 2025
Zelenaya Tochka Group	Belgorod region	178213	December 11, 2024
Zelenaya Tochka Group	Lipetsk region	179043	December 9, 2024
Zelenaya Tochka Group	Tomsk region	179714	March 06, 2025
Zelenaya Tochka Group	Bashkortostan Republic	179060	February 16, 2025
Zelenaya Tochka Group	Tambov region	135052	October 5, 2026
Zelenaya Tochka Group	Stavropol region	164792	July 12, 2023
Zelenaya Tochka Group	Stavropol region	171466	February 17, 2024

		License
Licensee	License Region(s)	number	Expiry Date
Zelenaya Tochka Group	Primorsky region	181008	March 31, 2025
Zelenaya Tochka Group	Stavropol region	140769	April 28, 2026
Zelenaya Tochka Group	Russian Federation	133870	September 8, 2026
Zelenaya Tochka Group	Stavropol region: Stavropol	158709	July 28, 2026
Zelenaya Tochka Group	Stavropol region	136783	December 1, 2026
Zelenaya Tochka Group	Stavropol region	157700	December 6, 2022
Zelenaya Tochka Group	Russian Federation	152526	April 16, 2022
Zelenaya Tochka Group	Stavropol region	169446	November 15, 2023
MTS MWS	Russian Federation except Republic of Crimea, Sevastopol	188148	October 14, 2026
Leased Communications Circuits
MTS PJSC	Russian Federation, except Crimea Republic, Sevastopol	167992	December 29, 2026
Sputnikovoe TV LLC	Russian Federation	176892	August 2, 2023
MTS PJSC	Moscow, Moscow region, Komi Republic, Kostroma region, Tver region	166958	November 24, 2023
MGTS PJSC	Moscow, Moscow region	166443	December 11, 2023
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	149174	March 1, 2027
MTS PJSC	Adygeya Republic, Krasnodar region	182544	July 15, 2025
MTS PJSC	Aginski Buryatski Autonomous District	135959	December 1, 2026
MTS PJSC	Aginski Buryatski Autonomous District of the Penza region	135963	December 1, 2026
MTS PJSC	Astrakhan region, Stavropol region	181206	May 31, 2025
MTS PJSC	Bashkortostan Republic	161223	May 7, 2023
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	173073	July 2, 2024
MTS PJSC	Buryatiya Republic	130983	August 25, 2026
MTS PJSC	Chukotsk Autonomous region	174038	August 6, 2024
MTS PJSC	Chuvashia Republic	182552	July 28, 2025
MTS PJSC	Dagestan Republic	152083	May 21, 2027
MTS PJSC	Ingushetia Republic, Kabardino-Balkar Republic, Karachaevo-Cherkesia Republic, Volgograd region	159601	April 18, 2023
MTS PJSC	Irkutsk region	152082	May 21, 2027
MTS PJSC	Ivanovo region, Kirov region, Nizhny Novgorod region, Yaroslavl region	134509	October 13, 2026
MTS PJSC	Jewish Autonomous region	175252	November 14, 2024
MTS PJSC	Kaliningrad region	149147	March 1, 2027
MTS PJSC	Kalmykia Republic, Severnaya Osetia-Alania Republic	161219	May 7, 2023
MTS PJSC	Kaluga region, Pskov region, Ryazan region, Smolensk region, Tula region, Vladimir region	134506	October 7, 2026
MTS PJSC	Kamchatka region, Koryakski Autonomous region	152084	May 21, 2027
MTS PJSC	Kemerovo region, Tomsk region	161214	May 7, 2023

		License
Licensee	License Region(s)	number	Expiry Date
MTS PJSC	Khabarovsk region, Sakha Republic (Yakutia), Zabaykalsky region (excluding the Aginski Buryatski Autonomous District)	135026	November 21, 2026
MTS PJSC	Khakassiya Republic	182091	June 17, 2025
MTS PJSC	Krasnoyarsk region	161220	May 7, 2023
MTS PJSC	Magadan region	152080	May 21, 2027
MTS PJSC	Mari El Republic	134511	October 5, 2026
MTS PJSC	Mordovia Republic	135965	December 23, 2026
MTS PJSC	Omsk region	147357	December 27, 2026
MTS PJSC	Primorsky region	180447	May 10, 2025
MTS PJSC	Rostov region, Rostov region	166424	October 2, 2023
MTS PJSC	Sakhalin region	130986	August 25, 2026
MTS PJSC	Samara region, Saratov region, Ulyanovsk region	181219	May 31, 2025
MTS PJSC	Tatarstan Republic	161218	May 7, 2023
MTS PJSC	Tyva Republic	182542	July 28, 2025
MTS PJSC	Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region	186314	April 13, 2026
MTS PJSC	Altai Republic, Altai region, Novosibirsk region	182555	July 28, 2025
Zelenaya Tochka Group	Belgorod region	178211	February 16, 2025
Zelenaya Tochka Group	Lipetsk region	180191	February 16, 2025
Zelenaya Tochka Group	Bashkortostan Republic	179061	February 16, 2025
Zelenaya Tochka Group	Tambov region	135053	November 21, 2026
Zelenaya Tochka Group	Stavropol region	164794	July 12, 2023
Zelenaya Tochka Group	Primorsky region	181009	March 31, 2025
Zelenaya Tochka Group	Lipetsk region	159633	December 6, 2022
Zelenaya Tochka Group	Stavropol region	157701	December 6, 2022
Zelenaya Tochka Group	Kalmykia Republic	149193	December 29, 2026
Zelenaya Tochka Group	Tomsk region	179713	March 06, 2025
MTS MWS	Altaisk region	188108	October 14, 2026
MTS MWS	Ingushetia Republic	188094	October 14, 2026
MTS MWS	Perm region	188095	October 14, 2026
MTS MWS	Astrakhansk region	188109	October 14, 2026
MTS MWS	Tomsk region	188110	October 14, 2026
MTS MWS	Nizhny Novgorod region	188111	October 14, 2026
MTS MWS	Nizhny Novgorod region	188111	October 14, 2026
MTS MWS	Bryansk region	188112	October 14, 2026
MTS MWS	Leningrad region	188119	October 14, 2026
MTS MWS	Karachaevo-Cherkesia Republic	188105	October 14, 2026

		License
Licensee	License Region(s)	number	Expiry Date
MTS MWS	Voronezh region	188106	October 14, 2026
MTS MWS	Belgorod region	188107	October 14, 2026
MTS MWS	Moscow region	188133	October 14, 2026
MTS MWS	Arkhangelsk region	188118	October 14, 2026
MTS MWS	Orenburg region	188087	October 14, 2026
MTS MWS	Kabardino-Balkar Republic	188129	October 14, 2026
MTS MWS	Kursk region	188127	October 14, 2026
MTS MWS	Altai Republic	188063	October 14, 2026
MTS MWS	Kirov region	188056	October 14, 2026
MTS MWS	Novosibirsk region	188057	October 14, 2026
MTS MWS	Pskov region	188055	October 14, 2026
MTS MWS	Amur region	188065	October 14, 2026
MTS MWS	Vladimir region	188088	October 14, 2026
MTS MWS	Chukotskiy Autonomous region	188086	October 14, 2026
MTS MWS	Buryatiya Republic	188130	October 14, 2026
MTS MWS	Kemerov region	188132	October 14, 2026
MTS MWS	Murmansk region	188131	October 14, 2026
MTS MWS	Khanty Mansiysk Autonomous region	188046	October 14, 2026
MTS MWS	Nenetsk Autonomous region	188045	October 14, 2026
MTS MWS	Tyumen region	188041	October 14, 2026
MTS MWS	Kaliningrad region	188089	October 14, 2026
MTS MWS	Volgograd region	188037	October 14, 2026
MTS MWS	Sakhalin region	188016	October 14, 2026
MTS MWS	Jewish Autonomous region	188138	October 14, 2026
MTS MWS	Kalmykia Republic	188139	October 14, 2026
MTS MWS	Tula region	188140	October 14, 2026
MTS MWS	Orel region	188141	October 14, 2026
MTS MWS	Kurgan region	188142	October 14, 2026
MTS MWS	Yaroslavl region	188143	October 14, 2026
MTS MWS	Lipetsk region	188144	October 14, 2026
MTS MWS	Irkutsk region	188147	October 14, 2026
MTS MWS	Chelyabinsk region	188019	October 14, 2026
MTS MWS	Russian Federation, except Crimea Republic, Sevastopol	188020	October 14, 2026
MTS MWS	Moscow	188023	October 14, 2026
MTS MWS	Ulyanovsk region	188024	October 14, 2026
MTS MWS	Tambov region	188025	October 14, 2026
MTS MWS	Kostroma region	188027	October 14, 2026
MTS MWS	Primorsky region	188152	October 14, 2026
MTS MWS	Krasnoyarsk region	188157	October 14, 2026
MTS MWS	YamaloNenetsk Autonomous region	188159	October 14, 2026
MTS MWS	Omsk region	188030	October 14, 2026
MTS MWS	Ivanovo region	188031	October 14, 2026
MTS MWS	Tver region	188073	October 14, 2026
MTS MWS	Kaluga region	188074	October 14, 2026
MTS MWS	Dagestan Republic	188076	October 14, 2026
MTS MWS	Vologda region	188077	October 14, 2026
MTS MWS	Penza region	188078	October 14, 2026
MTS MWS	Krasnodar region	188079	October 14, 2026
MTS MWS	Novgorod region	188160	October 14, 2026
MTS MWS	Zabaykalsky region	188161	October 14, 2026
MTS MWS	Kamchatka region	188162	October 14, 2026

		License
Licensee	License Region(s)	number	Expiry Date
MTS MWS	Adygeya Republic	188165	October 14, 2026
MTS MWS	Khabarovsk region	188080	October 14, 2026
MTS MWS	Bashkortostan Republic	188026	October 14, 2026
MTS MWS	Magadan region	188153	October 14, 2026
MTS MWS	St. Petersburg	188232	October 25, 2026
MTS MWS	Chuvashia Republic	188222	October 25, 2026
MTS MWS	Ryazan region	188225	October 25, 2026
MTS MWS	Chechen Republic	188230	October 25, 2026
MTS MWS	Rostov region	188221	October 25, 2026
MTS MWS	Stavropol region	188217	October 25, 2026
MTS MWS	Tyva Republic	188227	October 25, 2026
MTS MWS	Khakassiya Republic	188218	October 25, 2026
MTS MWS	Udmurt Republic	188233	October 25, 2026
MTS MWS	Saratov region	188223	October 25, 2026
MTS MWS	Sverdlovsk region	188231	October 25, 2026
MTS MWS	Samara region	188234	October 25, 2026
MTS MWS	Smolensk region	188226	October 25, 2026
MTS MWS	Karelia Republic	188224	October 25, 2026
MTS MWS	Komi Republic	188216	October 25, 2026
MTS MWS	Mari El Republic	188228	October 25, 2026
MTS MWS	Mordovia Republic	188220	October 25, 2026
MTS MWS	Sakha Republic (Yakutia)	188235	October 25, 2026
MTS MWS	Severnaya Osetia-Alania Republic	188229	October 25, 2026
MTS MWS	Tatarstan Republic	188219	October 25, 2026
Data Transmission Services
MTS PJSC	Russian Federation	101248	July 25, 2022
Navigation Information Systems CJSC	Russian Federation	161285	December 26, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Republic of Crimea, Sevastopol	142344	April 15, 2026
MGTS PJSC	Moscow	166445	December 11, 2023
MGTS PJSC	Moscow region	169794	April 17, 2024
MTS PJSC	Moscow, Moscow region	150056	April 17, 2027
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region	150054	April 17, 2027
MTS PJSC	Adygeya Republic	182554	July 15, 2025
MTS PJSC	Altai Republic	182547	July 15, 2025
MTS PJSC	Altai region	166425	October 31, 2023
MTS PJSC	Amur region	150053	April 17, 2027
MTS PJSC	Astrakhan region	182536	July 15, 2025
MTS PJSC	Bashkortostan Republic	182087	June 30, 2025
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	150062	April 17, 2027
MTS PJSC	Buryatiya Republic, Kamchatka region (excluding the Koryak Autonomous Area), Magadan region, Sakhalin region	182081	June 17, 2025
MTS PJSC	Chechen Republic	156887	December 6, 2022

		License
Licensee	License Region(s)	number	Expiry Date
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak Autonomous Area of the Kamchatka region	182551	August 13, 2025
MTS PJSC	Chuvashia Republic, Mordovia Republic	131718	September 14, 2026
MTS PJSC	Dagestan Republic, Ingushetia Republic, Kabardino-Balkar Republic, Karachaevo-Cherkesia Republic, Severnaya Osetia-Alania Republic	131719	September 14, 2026
MTS PJSC	Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region	150059	April 17, 2027
MTS PJSC	Kalmykia Republic	182539	July 28, 2025
MTS PJSC	Kemerovo region	181218	May 31, 2025
MTS PJSC	Khabarovsk region	181209	May 31, 2025
MTS PJSC	Khakassiya Republic	182092	June 17, 2025
MTS PJSC	Kirov region, Nizhny Novgorod region, Udmurt Republic	150063	April 17, 2027
MTS PJSC	Krasnodar region	182538	July 15, 2025
MTS PJSC	Krasnoyarsk region	161217	May 7, 2023
MTS PJSC	Mari El Republic	131720	September 14, 2026
MTS PJSC	Novosibirsk region	182543	July 15, 2025
MTS PJSC	Sakha Republic (Yakutia)	182089	June 17, 2025
MTS PJSC	Orenburg region	150055	April 17, 2027
MTS PJSC	Penza region	179661	April 1, 2025
MTS PJSC	Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region	150060	April 17, 2027
MTS PJSC	Primorsky region	135957	December 21, 2026
MTS PJSC	Rostov region	185833	April 3, 2026
MTS PJSC	Samara region	181214	May 26, 2025
MTS PJSC	Saratov region	181216	May 31, 2025
MTS PJSC	Stavropol region	181211	May 26, 2025
MTS PJSC	Tatarstan Republic	182537	July 15, 2025
MTS PJSC	Tomsk region	182083	June 17, 2025
MTS PJSC	Tyva Republic	182540	July 28, 2025
MTS PJSC	Ulyanovsk region	181207	May 31, 2025
MTS PJSC	Volgograd region	182090	June 30, 2025
MTS PJSC	Zabaykalsky region	172249	June 5, 2024
Zelenaya Tochka Group	Belgorod region	178212	February 16, 2025
Zelenaya Tochka Group	Lipetsk region	180190	February 16, 2025
Zelenaya Tochka Group	Bashkortostan Republic	179062	February 16, 2025
Zelenaya Tochka Group	Tambov region	135051	October 5, 2026
Zelenaya Tochka Group	Stavropol region	164795	July 12, 2023
Zelenaya Tochka Group	Primorsky region	181007	March 31, 2025
Zelenaya Tochka Group	Russian Federation	133872	September 8, 2026

		License
Licensee	License Region(s)	number	Expiry Date
Zelenaya Tochka Group	Stavropol region: Stavropol	158711	July 28, 2026
Zelenaya Tochka Group	Kabardino-Balkar Republic, Stavropol region	157698	December 6, 2022
Zelenaya Tochka Group	Kalmykia Republic	149194	December 29, 2026
Zelenaya Tochka Group	Tomsk region	179715	March 06, 2025
MTS MWS	Russian Federation, except Crimea Republic, Sevastopol	188146	October 14, 2026
Data Transmission Services for Voice
MTS PJSC	Russian Federation	101245	July 25, 2022
MTS PJSC	Russian Federation except Moscow, Moscow region, Crimea Republic, Sevastopol	142345	April 15, 2026
MTS PJSC	Moscow	150061	March 30, 2027
MGTS PJSC	Moscow	184084	February 16, 2026
MTS PJSC	Moscow region	134508	October 26, 2026
MGTS PJSC	Moscow region	146656	January 26, 2027
MTS PJSC	St. Petersburg	177389	January 28, 2025
MTS PJSC	Leningrad region	170435	February 17, 2024
MTS PJSC	Adygeya Republic	149164	March 15, 2027
MTS PJSC	Altai Republic	149176	March 15, 2027
MTS PJSC	Altai region	149161	March 15, 2027
MTS PJSC	Amur region	149178	March 15, 2027
MTS PJSC	Arkhangelsk region	170427	February 17, 2024
MTS PJSC	Astrakhan region	176557	December 18, 2024
MTS PJSC	Bashkortostan Republic	186311	April 11, 2026
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	182553	July 28, 2025
MTS PJSC	Buryatiya Republic	149156	March 15, 2027
MTS PJSC	Chechen Republic	149157	March 15, 2027
MTS PJSC	Chelyabinsk region	149166	March 15, 2027
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region	159596	March 25, 2023
MTS PJSC	Chuvashia Republic	149186	March 15, 2027
MTS PJSC	Dagestan Republic	149179	March 15, 2027
MTS PJSC	Ingushetia Republic	149160	March 15, 2027
MTS PJSC	Irkutsk region, Primorsky region, Sakhalin region	135029	December 12, 2026
MTS PJSC	Ivanovo region	134510	October 31, 2026
MTS PJSC	Kabardino-Balkar Republic	149163	March 15, 2027
MTS PJSC	Kaliningrad region	149146	March 15, 2027
MTS PJSC	Kalmykia Republic	149162	March 15, 2027
MTS PJSC	Kaluga region	134512	October 26, 2026
MTS PJSC	Kamchatka region	149181	March 15, 2027
MTS PJSC	Karachaevo-Cherkesia Republic	149159	March 15, 2027
MTS PJSC	Karelia Republic	149167	March 15, 2027
MTS PJSC	Kemerovo region	170425	February 17, 2024
MTS PJSC	Khabarovsk region	149170	March 15, 2027
MTS PJSC	Khakassiya Republic	149184	March 15, 2027
MTS PJSC	Khanty Mansiysk Autonomous region, Sverdlovsk region	159595	March 25, 2023
MTS PJSC	Kirov region	149152	March 15, 2027
MTS PJSC	Komi Republic	149151	March 15, 2027

		License
Licensee	License Region(s)	number	Expiry Date
MTS PJSC	Kostroma region	149175	March 15, 2027
MTS PJSC	Krasnodar region	153738	August 31, 2022
MTS PJSC	Krasnoyarsk region	170428	February 17, 2024
MTS PJSC	Kurgan region	149169	March 15, 2027
MTS PJSC	Magadan region	149188	March 15, 2027
MTS PJSC	Mari El Republic	149148	March 15, 2027
MTS PJSC	Mordovia Republic	149158	March 15, 2027
MTS PJSC	Murmansk region	149153	March 15, 2027
MTS PJSC	Nenetsk Autonomous region	159593	March 25, 2023
MTS PJSC	Nizhny Novgorod region	170426	February 17, 2024
MTS PJSC	Novgorod region	170429	February 17, 2024
MTS PJSC	Novosibirsk region	170431	February 17, 2024
MTS PJSC	Omsk region	170430	February 17, 2024
MTS PJSC	Orenburg region	149182	March 15, 2027
MTS PJSC	Penza region	149155	March 15, 2027
MTS PJSC	Perm region	158898	February 27, 2023
MTS PJSC	Pskov region	149177	March 15, 2027
MTS PJSC	Rostov region	185276	February 16, 2026
MTS PJSC	Ryazan region, Vladimir region	159594	March 25, 2023
MTS PJSC	Sakha Republic (Yakutia)	149183	March 15, 2027
MTS PJSC	Samara region	176556	December 31, 2024
MTS PJSC	Saratov region	149165	March 15, 2027
MTS PJSC	Severnaya Osetia-Alania Republic	149149	March 15, 2027
MTS PJSC	Smolensk region	170434	February 17, 2024
MTS PJSC	Stavropol region	149154	March 15, 2027
MTS PJSC	Tambov region	176559	December 18, 2024
MTS PJSC	Tatarstan Republic	159598	March 25, 2023
MTS PJSC	Tomsk region	149150	March 15, 2027
MTS PJSC	Tula region	170432	February 17, 2024
MTS PJSC	Tver region	176259	November 24, 2024
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135966	December 1, 2026
MTS PJSC	Tyva Republic	149172	March 15, 2027
MTS PJSC	Udmurt Republic	158897	February 27, 2023
MTS PJSC	Ulyanovsk region	149168	March 15, 2027
MTS PJSC	Volgograd region	170436	February 17, 2024
MTS PJSC	Vologda region	149187	March 15, 2027
MTS PJSC	Yaroslavl region	181212	June 4, 2025
MTS PJSC	Zabaykalsky region	149185	March 15, 2027
Zelenaya Tochka Group	Tambov region	144280	July 28, 2026
Zelenaya Tochka Group	Stavropol region	164793	July 12, 2023
Zelenaya Tochka Group	Lipetsk region	133871	September 8, 2026
Zelenaya Tochka Group	Stavropol region	157702	November 2, 2022
Zelenaya Tochka Group	Kalmykia Republic	155121	May 26, 2022
MTS MWS	Russian Federation, except Crimea Republic, Sevastopol	188117	October 14, 2026

		License
Licensee	License Region(s)	number	Expiry Date
Mobile Radio Services
MTS PJSC	Irkutsk region	178743	November 18, 2024
MTS PJSC	Kemerovo region	177489	October 2, 2024
MTS PJSC	Khanty Mansiysk Autonomous region	138956	December 15, 2026
MTS PJSC	Magadan region	178740	November 18, 2024
MTS PJSC	Tatarstan Republic	178744	November 18, 2024
MTS PJSC	Tyumen region	178741	November 18, 2024
MTS PJSC	YamaloNenetsk Autonomous region	135964	December 15, 2026
MTS PJSC	Zabaykalsky region	178742	November 18, 2024
MTS PJSC	Sakha Republic (Yakutia)	181284	March 2, 2025
MTS PJSC	Khabarovsk Territory	182244	April 6, 2025
MTS PJSC	Krasnoyarsk Territory	182245	April 6, 2025
MTS PJSC	Tyva Republic	182246	April 6, 2025
MTS PJSC	Perm region	182247	April 6, 2025
MTS PJSC	Buryatiya Republic	182248	April 6, 2025
MTS PJSC	Komi Republic	182249	April 6, 2025
MTS PJSC	Omsk region	182251	April 6, 2025
MTS PJSC	Moscow	183415	July 16, 2025
MTS PJSC	St. Petersburg	183417	July 16, 2025
MTS PJSC	Sverdlovsk	183418	July 16, 2025
MTS PJSC	Leningrad region	183419	July 16, 2025
MTS PJSC	Moscow region	183420	July 16, 2025
MTS PJSC	Samara region	185031	October 27, 2025
MTS PJSC	Murmansk region	187531	July 26, 2026
MTS PJSC	Karelia Republic	187623	August 13, 2026
MTS PJSC	Khakassiya Republic	188373	November 26, 2026
MTS PJSC	Primorsky region	188922	February 25, 2027
Telecommunications Services for Cablecasting
MTS PJSC	Adygeya Republic (Adygeya), Altai Republic, Bashkortostan Republic, Buryatiya Republic, Dagestan Republic, Ingushetia Republic, Kabardino-Balkar Republic, Kalmykia Republic, Karachaevo-Cherkesia Republic, Karelia Republic, Komi Republic, Mari-El Republic, Mordovia Republic, Sakha Republic, Severnaya Osetia—Alania Republic, Tatarstan Republic (Tatarstan), Tyva Republic, Udmurt Republic, Khakassiya Republic, Chechen Republic, Chuvash Republic—Chuvashia;	176260	November 24, 2024
	Altai region, Zabaikalye region, Kamchatka region, Krasnodar region, Krasnoyarsk region, Perm region, Primorsky region, Stavropol region, Khabarovsk region;

		License
Licensee	License Region(s)	number	Expiry Date

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

	Moscow, Saint Petersburg;
	Jewish Autonomous Region;
	Nenetsk Autonomous region, Khanty Mansiysk Autonomous region—Yugra, Chukotskiy Autonomous region, Yamalo-Nenetsk Autonomous region
MGTS PJSC	Moscow	184083	January 27, 2026
MGTS PJSC	Moscow region	161531	June 18, 2023
Zelenaya Tochka Group	Tambov region	184573	February 14, 2026
Zelenaya Tochka Group	Stavropol	158710	July 28, 2026
Zelenaya Tochka Group	Russian Federation	165886	September 25, 2023
Zelenaya Tochka Group	Stavropol region: Nevinnomyssk	176466	November 1, 2023
MTS MWS	Smolensk region	188113	October 14, 2026
MTS MWS	Adygeya Republic	188102	October 14, 2026
MTS MWS	Nenetsk Autonomous region	188116	October 14, 2026
MTS MWS	Pskov region	188124	October 14, 2026
MTS MWS	Dagestan Republic	188123	October 14, 2026
MTS MWS	Saratov region	188098	October 14, 2026
MTS MWS	Altai Republic	188092	October 14, 2026
MTS MWS	Severnaya Osetia-Alania Republic	188120	October 14, 2026
MTS MWS	Ryazan region	188099	October 14, 2026
MTS MWS	Chuvashia Republic	188100	October 14, 2026
MTS MWS	Udmurt Republic	188101	October 14, 2026
MTS MWS	Perm region	188125	October 14, 2026
MTS MWS	Moscow region	188093	October 14, 2026
MTS MWS	Sverdlovsk region	188134	October 14, 2026
MTS MWS	Tyva Republic	188135	October 14, 2026
MTS MWS	Lipetsk region	188136	October 14, 2026
MTS MWS	Jewish Autonomous region	188137	October 14, 2026
MTS MWS	Tomsk region	188114	October 14, 2026
MTS MWS	Karelia Republic	188115	October 14, 2026
MTS MWS	Belgorod region	188122	October 14, 2026
MTS MWS	Bashkortostan Republic	188096	October 14, 2026

		License
Licensee	License Region(s)	number	Expiry Date
MTS MWS	Kabardino-Balkar Republic	188128	October 14, 2026
MTS MWS	Irkutsk region	188121	October 14, 2026
MTS MWS	Leningrad region	188103	October 14, 2026
MTS MWS	Volgograd region	188104	October 14, 2026
MTS MWS	Kaluga region	188126	October 14, 2026
MTS MWS	Novosibirsk region	188053	October 14, 2026
MTS MWS	Kamchatka region	188060	October 14, 2026
MTS MWS	Ivanovo region	188061	October 14, 2026
MTS MWS	Kursk region	188058	October 14, 2026
MTS MWS	Arkhangelsk region	188062	October 14, 2026
MTS MWS	Rostov region	188052	October 14, 2026
MTS MWS	Novgorod region	188054	October 14, 2026
MTS MWS	Kaliningrad region	188064	October 14, 2026
MTS MWS	Kurgan region	188059	October 14, 2026
MTS MWS	Sakha Republic (Yakutia)	188083	October 14, 2026
MTS MWS	Mari El Republic	188084	October 14, 2026
MTS MWS	Tambov region	188085	October 14, 2026
MTS MWS	Tatarstan Republic	188034	October 14, 2026
MTS MWS	Magadan region	188035	October 14, 2026
MTS MWS	Ulyanovsk region	188090	October 14, 2026
MTS MWS	Komi Republic	188091	October 14, 2026
MTS MWS	Moscow	188044	October 14, 2026
MTS MWS	Nizhny Novgorod region	188043	October 14, 2026
MTS MWS	Sakhalin region	188097	October 14, 2026
MTS MWS	YamaloNenetsk Autonomous region	188047	October 14, 2026
MTS MWS	Kalmykia Republic	188050	October 14, 2026
MTS MWS	Orenburg region	188051	October 14, 2026
MTS MWS	Tyumen region	188048	October 14, 2026
MTS MWS	Altaisk region	188049	October 14, 2026
MTS MWS	Bryansk region	188042	October 14, 2026
MTS MWS	Khabarovsk region	188033	October 14, 2026
MTS MWS	Vladimir region	188036	October 14, 2026
MTS MWS	Astrakhansk region	188040	October 14, 2026
MTS MWS	Murmansk region	188039	October 14, 2026
MTS MWS	Karachaevo-Cherkesia Republic	188038	October 14, 2026
MTS MWS	Buryatiya Republic	188145	October 14, 2026
MTS MWS	Zabaykalsky region	188017	October 14, 2026
MTS MWS	Orel region	188018	October 14, 2026
MTS MWS	Primorsky region	188021	October 14, 2026
MTS MWS	Voronezh region	188022	October 14, 2026
MTS MWS	Samara region	188028	October 14, 2026
MTS MWS	Tula region	188149	October 14, 2026
MTS MWS	Mordovia Republic	188150	October 14, 2026
MTS MWS	Kostroma region	188151	October 14, 2026
MTS MWS	Tver region	188154	October 14, 2026
MTS MWS	Khakassiya Republic	188155	October 14, 2026
MTS MWS	Amur region	188156	October 14, 2026
MTS MWS	Khanty Mansiysk Autonomous region	188158	October 14, 2026
MTS MWS	Krasnoyarsk region	188029	October 14, 2026
MTS MWS	Yaroslavl region	188066	October 14, 2026
MTS MWS	Chelyabinsk region	188067	October 14, 2026

		License
Licensee	License Region(s)	number	Expiry Date
MTS MWS	St. Petersburg	188068	October 14, 2026
MTS MWS	Penza region	188069	October 14, 2026
MTS MWS	Omsk region	188070	October 14, 2026
MTS MWS	Krasnodar region	188071	October 14, 2026
MTS MWS	Vologda region	188072	October 14, 2026
MTS MWS	Stavropol region	188075	October 14, 2026
MTS MWS	Chechen Republic	188163	October 14, 2026
MTS MWS	Kemerov region	188164	October 14, 2026
MTS MWS	Ingushetia Republic	188081	October 14, 2026
MTS MWS	Kirov region	188082	October 14, 2026
MTS MWS	Chukotskiy Autonomous region	188032	October 14, 2026
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

		176894	October 1, 2024

		License
Licensee	License Region(s)	number	Expiry Date
Cable Radio (communication services for the purpose of wire broadcasting)
MGTS PJSC	Moscow region, Moscow	154857	May 16, 2023
MTS PJSC	Moscow region	188345	January 18, 2023
MTS PJSC	St. Petersburg, Leningrad region	176686	August 28, 2024
MTS PJSC	Chelyabinsk region	137711	November 20, 2026
MTS PJSC	Irkutsk region	174442	May 23, 2024
MTS PJSC	Ivanovo region	173166	March 28, 2024
MTS PJSC	Kirov region	149715	November 16, 2026
MTS PJSC	Krasnodar region	169190	October 4, 2023
MTS PJSC	Nizhny Novgorod region	175253	October 1, 2024
MTS PJSC	Novosibirsk region	171678	January 29, 2024
MTS PJSC	Penza region	159702	October 31, 2023
MTS PJSC	Perm region	179662	April 22, 2025
MTS PJSC	Rostov region	152165	February 8, 2027
MTS PJSC	Ryazan region	162597	February 19, 2023
MTS PJSC	Saratov region	168309	September 3, 2023
MTS PJSC	Smolensk region	179430	December 11, 2024
MTS PJSC	Sverdlovsk region	172248	May 23, 2024
MTS PJSC	Volgograd region	156543	July 5, 2023
MTS PJSC	Vologda region	172369	February 26, 2024
MTS PJSC	Yaroslavl region	173165	March 28, 2024
MTS PJSC	Udmurt Republic	182250	April 6, 2025

Banking Services

The following table shows information with respect to the license areas in which MTS Bank provides financial services:

License	License number	Banking services	Issue date
MTS Bank	2268	General license	December 17, 2014
MTS Bank	2268	Attraction of deposits and placement of precious metals	December 17, 2014
MTS Bank	17283

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

All licenses with expiry date before the date of this Annual Report on Form 20-F for the year ended December 31, 2021 were renewed.

C.	Organizational Structure

The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2021.

			Place of
	Accounting	Ownership	Incorporation/
Subsidiary	Method	Interest	Organization
RTC	Consolidated	100.0%	Russia
MTS Bank	Consolidated	99.9%	Russia
MGTS Group	Consolidated	94.7%	Russia
Multiregional TransitTelecom	Consolidated	100.0%	Russia
MTS Armenia	Consolidated	100.0%	Armenia
NVision Czech Republic	Consolidated	100.0%	Czech Republic
MTDZK LLC (Ticketland)	Consolidated	100.0%	Russia
Kulturnaya Sluzhba (Ponominalu)	Consolidated	100.0%	Russia
Sputnikovoe TV	Consolidated	100.0%	Russia
IT Grad	Consolidated	100.0%	Russia
MTS Avto (former Stopol Group)	Consolidated	100.0%	Russia
Zelenaya Tochka Group – (Achemar Holdings)	Consolidated	100.0%	Russia
Oblachny Retail LLC	Consolidated	100.0%	Russia
MTS Media	Consolidated	100.0%	Russia
Navigation Information Systems Group	Consolidated	94.7%	Russia
MTS Didgital (former MTS IT)	Consolidated	100.0%	Russia
Kinopolis	Consolidated	100.0%	Russia
Sistema Capital	Consolidated	100.0%	Russia
Stream	Consolidated	100.0%	Russia
MTS Turkmenistan	Consolidated	100.0%	Turkmenistan
MTS Artificial Intelligence	Consolidated	100.0%	Russia
MWS	Consolidated	100.0%	Russia
Energy Group	Consolidated	100.0%	Russia
Dega	Consolidated	100.0%	British Virgin Islands
Stream Digital	Consolidated	100.0%	Russia
Bastion(1)	Consolidated	100.0%	Russia
MTS International Funding Limited(2) (“MTS International”)	Consolidated	SE	Ireland
MTS Belarus	Equity	49.0%	Belarus
(1)	A wholly-owned subsidiary, through which the Group currently repurchases its own shares.
(2)	A company organized and existing as a private limited company under the laws of Ireland. The Group does not have any equity in MTS International. It was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued $750 million 8.625% notes due in 2020 and $500 million 5.0% notes due in 2023, respectively. The notes are guaranteed by MTS in the event of default. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes’ maintenance activities. Accordingly, the Group concluded that it exercises control over the entity.

See also Note 2 to our audited consolidated financial statements.

D.	Property, Plant and Equipment

Property, Plant and Equipment

We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4 (1 – 3156.6 sq.m.; 2 – 168.6 sq.m; 3 - 227.7 sq.m; 4 – 89.5 sq.m), 34 Marksistskaya Street Bldg. 10 (902), 1/3 Vorontsovskaya Street Bldgs. 2 (3970.2 sq.m) and 2a (1584.1 sq.m), 5 Vorontsovskaya Street Bldgs. 1 (873.6 sq.m) and 2 (3408.6 sq.m), 13/14 Vorontsovskaya Street Bldg. 4 (879.3 sq.m), 8 Vorontsovskaya Street Bldg. 4À (1379.6 sq.m), 12/12 Pankratievsky Pereulok (2940.1 sq.m), 2/10 Perviy Golutvinskiy Pereulok Bldg. 1 (658.9 sq.m) and 2 (2234.2 sq.m), 4 Perviy Golutvinskiy Pereulok Bldg. 1 (450.5 sq.m), 9 Magnitogorskaya Street (6273.4 sq.m), 6 Vtoroy Vyazovskiy Proezd Building 1-3 (1 – 8962.6 sq.m; 2 – 328.5 sq.m; 3 – 16.9 sq.m), 2A Konstantina Simonova Street (807), 19 Dmitrovskoye shosse Bldg. 2 (417.9 sq.m), 103 Prospect Mira (676.5 sq.m), 42 Profsoyuznaya Street Bldg. 1 (817.1 sq.m), Panfilovskiy prospect Zelenograd Bldg 1101À (542.5 sq.m), 24/2 Malaya Dmitrovka Street (551 sq.m), 5/9 Malaya Dmitrovka Street (455.7 sq.m), 58/1 Ryazanskiy prospect (190 sq.m), 60 Varshavskoe shosse (159.4 sq.m), 27 Smolenskaya-Sennaya square Bldg 2 (7727.1 sq.m), 27 Smolenskaya-Sennaya square Bldg 3 (20.2 sq.m), 6 Ostrovitjanova Street (12.1 sq.m), 2 Mozhayskoe shosse (17.2 sq.m), 51 Second Line of Khoroshevsky Serebryany Bor Bldg.1-3 (1 – 712.9 sq.m; 2 – 266.4 sq.m; 3 – 51 sq.m), 24 Central prospect of Khoroshevsky Serebryany Bor (318 sq.m), 24 Central prospect (574 sq.m), 18 Andropov prospect Bldg. 8-9 (8 – 2588 sq.m; 9 – 30894.6 sq.m), 18 Andropov prospect Bldg.1 (2374.4 sq.m), 18 Andropov prospect Bldg.4 (168.1 sq.m), premises in Moscow region in village Valishevo, 5 Bldg 2 (13104.1 sq.m), in Podolsk, 1 Komsomolskaya street (550,6), in Pushkino, 22 Gorky street 207,6), Pushkin district, village Pushkino, 7A, Yaroslavl shosse (499.7 sq.m), Mytishchi district, Pirogovo village, 8, Timiryazev street (19 sq.m), Lytkarino, Children's town “ZIL”, bldg. 60 (27704 sq.m), which we use for administration, sales and other service centers as well as the operations of mobile switching centers. The size of premises is indicated in square meters.

We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own 118 properties and rent buildings and premises at approximately 122 addresses located throughout Moscow, which serve as sales and customer service offices, house MGTS’ telecommunication equipment. We also own office buildings in some of our regional license areas, and we lease office space on an as- needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

The primary elements of our network are base stations, base station controllers, transcoders and mobile switching centers. Base stations occupy sites leased at selected locations in all the areas in which we provide network coverage. GSM, 3G and 4G technologies are based on an “open architecture,” which means that equipment of radio access network from one supplier can be combined with core network equipment of another supplier to expand the network. Thus, there are no technical limitations to using equipment from different suppliers.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is intended to help the reader understand us, our operations and our present business environment and should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this document. In particular, we refer you to the risks discussed in “Item 3. Key Information—D. Risk Factors” for information regarding governmental, economic, fiscal, monetary or political policies or factors that could materially adversely affect our operations or your investment in our shares and ADSs. In addition, this section contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Item 3. Key Information—D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our reporting currency is the Russian ruble and our consolidated financial statements have been prepared in accordance with IFRS.

A.	Operating Results

Overview

We are a leading telecommunications group in Russia, providing a wide range of mobile and fixed line voice, data telecommunications and digital services, including transmission, broadband, pay-TV, various value-added services as well as financial and integration services and selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia in terms of mobile subscribers. We are also the largest operator in Armenia in terms of mobile subscribers, according to our estimates. As of December 31, 2021, we had a total mobile subscriber base of approximately 82.7 million.

Our revenues for the year ended December 31, 2021 increased by 8.0% compared to 2020 to reach RUB 534,403 million on the back of growth in all business verticals: telecom, fintech, media and retail. Our operating income for the year ended December 31, 2021 totaled to RUB 118,279 million, an increase of 4.8% in comparison with prior year. The growth was primarily driven by core connectivity and financial services. In addition, in 2020 our operating income was negatively impacted by impairment of our e-ticketing companies. Our profit for the year ended December 31, 2021 grew by 3.5% to RUB 64,269 million. Profit growth was supported by core operating performance as well as operating performance of MTS Bank, partially offset by greater financing costs amid an increasing interest rate environment, as well as forex operations or operations with derivatives and other factors.

Our revenues for the year ended December 31, 2020 totaled to RUB 494,926 million, an increase of 5.2% year-over-year. The Group’s performance was largely driven by both core telecom services as well as new segments beyond connectivity, with Fintech, Media, and B2B Digital & Cloud services. Our operating income for the year ended December 31, 2020 decreased by 2.3% to RUB 112,893 million. Our operating income was negatively impacted by the COVID-19 outbreak, including loan impairment provisions at MTS bank, impairment of our e-ticketing business as well as a steep decline in international roaming. Our profit for the year ended December 31, 2020 increased by 12.7% to RUB 62,073 million mainly due to lower finance costs as well compensating effect of our operations with derivatives.

Our cash outlays for capital expenditures for the years ended December 31, 2021, 2020 and 2019 were RUB 111,683 million, RUB 97,838 million and RUB 91,736 million, respectively.

We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2021, 2020 and 2019 was RUB 142,846 million, RUB 155,507 million and RUB 106,652 million, respectively.

Our borrowings consist of notes and bank loans. Our notes comprise of U.S. dollar and ruble denominated notes. As of December 31, 2021 and December 31, 2020 U.S. dollar denominated notes totaled to RUB 33.3 billion and RUB 33.1 billion, and ruble denominated notes amounted to RUB 158.7 billion and RUB 175.1 billion, respectively. Our bank loans consist of ruble-denominated borrowings totaling approximately RUB 270.1 billion as of December 31, 2021 and RUB 221.1 billion as of December 31, 2020.

We repaid approximately RUB 36.4 billion and RUB 162.7 billion of indebtedness in 2021 and 2020, respectively. As of December 31, 2021, the total amount available to us under our credit facilities amounted to RUB 207.3 billion. We had total indebtedness of 462.1 billion as of December 31, 2021, excluding lease obligations, compared to RUB 429.3 billion as of December 31, 2020. See Note 24 to our audited consolidated financial statements for a description of our indebtedness.

Our total finance costs for the years ended December 31, 2021, 2020 and 2019 were RUB 41,352 million, RUB 42,084 million and RUB 47,366 million, net of amounts of interest capitalized, respectively. See Note 9 to our audited consolidated financial statements for a description of our finance costs.

Our reporting currency is Russian rubles. Our and our subsidiaries’ functional currencies are the ruble in Russia, the hryvnia in Ukraine (before it was disposed of on December 3, 2019), the manat in Turkmenistan, the dram in Armenia and the som in Uzbekistan (before UMS was deconsolidated). See “—Certain Factors Affecting our Financial Position and Results of Operations—Currency fluctuations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

The selected financial data presented below as of December 31, 2021, 2020, 2019 and for the years ended December 31, 2021, 2020 and 2019 was derived from the audited consolidated financial statements of the Company, included in this document. The amounts are presented in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios.

	2021	2020	2019
Consolidated statements of profit or loss data:
Services revenue	457,677	425,448	406,478
Sales of goods	76,726	69,478	64,127
Total operating revenues	534,403	494,926	470,605
Operating expenses:
Cost of services	133,512	121,943	114,057
Cost of goods	72,244	63,482	58,872
Selling, general and administrative expenses	96,239	87,983	89,933
Depreciation and amortization	111,088	100,234	96,195
Operating share of the profit of associates and joint ventures	(5,565)	(5,048)	(4,583)
Impairment of non‑current assets	(10)	2,023	(148)
Impairment of financial assets	13,010	11,912	7,723
Other operating income(1)	(4,394)	(496)	(7,021)
Operating profit	118,279	112,893	115,577
Finance income	(2,518)	(3,437)	(4,352)
Finance costs	41,352	42,084	47,366
Non‑operating share of the loss of associates and joint ventures	(181)	(273)	(3,496)
Other non‑operating expenses/(income), net(2)	424	(3,064)	7,821
Profit before tax	79,202	77,583	68,238
Income tax expense	15,403	16,126	15,667
Profit for the period from continuing operations	63,799	61,457	52,571
(Profit)/Loss from discontinued operations, net of tax	(470)	(616)	(2,528)
Profit for the period	64,269	62,073	55,099
Attributable to:
Owners of the company	63,473	61,412	54,241
Non‑controlling interests	796	661	858
Dividends declared(2)	74,049	58,948	83,751
Earnings per share, basic, RUB	37.49	34.88	30.46
Earnings per share, diluted, RUB	37.30	34.86	30.41
Earnings per share from continuing operations, basic, RUB	37.21	34.53	29.04
Earnings per share from continuing operations, diluted, RUB	37.02	34.51	28.99
Earnings per share from discontinued operations, basic, RUB	0.28	0.35	1.42
Earnings per share from discontinued operations, diluted, RUB	0.28	0.35	1.42
Annual Dividends declared per share, RUB	26.51	20.57	41.91
Semi‑annual Dividends declared per share, RUB	10.55	8.93	8.68
Special Dividends declared per share, RUB	—	13.25	—
Number of common shares outstanding	1,662,624,118	1,726,902,169	1,772,834,153
Weighted average number of common shares outstanding—basic	1,693,244,209	1,760,467,519	1,780,935,238
Weighted average number of common shares outstanding—diluted	1,701,786,673	1,761,777,635	1,783,617,103
Consolidated statement of cash flows data:
Cash provided by operating activities	142,846	155,507	106,652
Cash used in investing activities	(116,432)	(81,133)	(29,554)
(of which capital expenditures)(3)		(97,838)	(91,736)
Cash used in financing activities	(71,214)	(27,360)	(120,448)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short‑term investments	69,562	108,839	63,688
Property, plant and equipment and investment property, net	313,748	286,693	268,465
Right‑of‑use assets	132,343	130,503	138,817
Total assets	1,015,818	919,203	823,910
Total debt (long‑term and short‑term)(4)	462,139	429,268	343,319
Total shareholders’ equity	14,604	32,690	36,394
Common stock less treasury stock	(95,995)	(74,790)	(59,548)
Financial ratios (end of period):
Total debt/total capitalization(5)	96.9%	92.9%	90.4%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	178%	172%	178%
Mobile subscribers in Russia (end of period, thousands)(7)	80,436	78,467	79,072
Overall market share in Russia (end of period)	31%	31%	30%

(1)	“Other non-operating expenses/(income), net” consist mainly of net forex exchange (gains)/losses and net (gains)/losses arising on financial instruments.

(2)

Dividends declared in each of the years ended December 31, 2021, 2020, 2019 consisted of dividends in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2020, 2019 and 2018, respectively), semiannual dividends in respect of the current fiscal year (RUB 20,975 million, RUB 17,842 million, RUB 17,345 million, respectively) and special dividends related to sale of Ukraine business in 2019 (RUB 26,478 million). Amounts include dividends on treasury shares RUB 12,082 million, RUB 6,935 million, RUB 9,449 million, in respect of the years ended December 31, 2021, 2020, and 2019, respectively.

(3)	Capital expenditures are the amounts of property, plant and equipment and intangible assets acquired during respective year.
(4)	Includes notes, bank loans and other debt.
(5)

Calculated as book value of total debt divided by the sum of the book values of total shareholders’ equity and total debt at the end of the relevant period. See footnote 5 above for the definition of “total debt.”

(6)	Source: AC&M-Consulting and GSMA Intelligence. Operating data is presented for mobile operations only. None of this data is derived from our audited consolidated financial statements.
(7)

We define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three month period, inclusive within the reporting period, and was not blocked at the end of the period.

Segments

Management (chief operating decision maker) analyzes and reviews results of the Company’s operating segments separately based on the nature of products and services, regulatory environments and geographic areas. The Group’s management evaluates the segments’ performance based on revenue and operating profit, excluding depreciation and amortization. Management does not analyze assets or liabilities by reportable segments.

Our current reportable segments are the following:

Telecom: represents the results of mobile and fixed line operations, which encompasses services rendered to customers across regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services and retail operations.

Fintech: represents the results of banking services, investment management and services of credit broker, rendered to customers across multiple regions of Russia.

Our reportable segments previously included the “Ukraine” reportable segment, which has been excluded from operational segments presentation as a result of the disposal of VF Ukraine in December 2019.

In 2021, our management changed the composition of operating segments, by dividing operations of the Group’s subsidiary MGTS (which previously constituted the “Moscow Fixed Line” reportable segment) into two operating segments. Operations of the established “MGTS service” operating segment comprised primarily maintenance and development of fixed-line network infrastructure. The segment generates revenues mainly from renting MGTS’ own network infrastructure. Operations of the established component “MGTS commercial” include client relationships and related fixed-line services, generating revenue from existing subscribers. The operating and financial results of “MGTS commercial” are reviewed jointly with the “Russia convergent” segment (representing results of both mobile and fixed-line services), in line with focus on convergent products development, while the results of “MGTS service” are monitored separately. Consequently, “MGTS service“ represents a separate operating segment. “MGTS commercial” and “Russia convergent” are presented as one reportable segment – “Telecom”.

Financial results of operating segment “MTS-Bank” were supplemented with operations of investment management and credit broker services in connection with the acquisition of LLC Sistema Capital and the acquisition of Credit Consulting. This new reportable segment was called “Fintech”.

At the end of 2020, our management changed the approach for reviewing the Group’s operational results which led to the separation of two new segments—Cloud and WASD. Cloud represents operational results of the Group’s business focused on cloud services. WASD is the MTS streaming platform. Cloud and WASD were moved from “Telecom” operating segment to the “Other” category.

On October 30, 2020, the Group entered into a sale agreement with Sistema to dispose of its 100% stake in JSC “Nvision Group”, which provided integration services and software sales and constituted the “System Integrator” operating segment included in the “Other” category.

In 2019, management changed the assessment of expenses allocated to HQ in relation with sale of MTS Ukraine.

All figures in the tables below for 2020 and 2019 have been retrospectively restated to reflect the above changes.

The “Other” category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as MGTS Service, Turkmenistan, Armenia, Cloud, Media, Artificial Intelligence and others. Total revenues of our segments for the years ended December 31, 2021, 2020, 2019 were as follows:

	Year Ended December 31,
	2021	2020	2019

	(in millions of Russian rubles)
Total revenues
Telecom	448,313	429,319	391,104
Fintech	49,607	36,222	31,185
Other	62,824	49,132	71,573
HQ and eliminations(1)	(26,340)	(19,746)	(23,256)
Total revenues as reported	534,403	494,926	470,605
(1)	Represents the elimination of inter-company transaction results, primarily interconnect, roaming, rent of channels and telecommunications infrastructure.

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

Mobile Subscriber Data

The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2021	2020	2019

	(in millions)
Subscribers(1)
Russia	80.4	78.5	79.1
Armenia	2.2	2.1	2.2
Total consolidated	82.6	80.6	81.3
MTS Belarus (unconsolidated)	5.7	5.7	5.6
(1)	We define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

We had approximately 80.4 million subscribers in Russia as of December 31, 2021, and a leading 31% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 178%. In addition, as of December 31, 2021, we had approximately 2.2 million subscribers in Armenia, representing 59.8% market share, according to our estimates.

For a description of our fixed line subscriber base, see “Item 4. Information on Our Company—B. Business Overview—Fixed Line Services.”

Revenues

During the last few years our company has evolved from a leading provider of telecommunication services into an eco-system of telecommunication, financial, media and digital services.

Our principal sources of revenue are:

●	revenue from telecommunication or “сonnectivity” services, which include mobile and fixed service revenue;
●	revenue from sales of handsets, accessories and other goods; and
●	revenue from financial services.

Our mobile tariffs in Russia are not regulated by any organization or governmental authority. The interconnect fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations” and “—If we or any of our mobile network operator subsidiaries operating in Russia are identified as an operator occupying a “substantial position,” the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.”

Certain of our fixed service tariffs are regulated, including tariffs charged by Moscow incumbent operator MGTS for installation fees, monthly subscription fees and local call charges, as well as interconnect and traffic transit tariffs. The interconnect tariffs charged by us are also regulated by the Federal Agency on Communications.

Service revenues

Revenue from telecommunication services primarily include monthly fees paid by our users of tariff plans which contain fixed volume of services such as minutes of usage, sms, mobile internet traffic, pay-TV and broadband internet in case of convergent tariff plans. Telecommunication services also include interconnect fees, roaming fees and other services. Telecommunication services as a percentage of revenues gradually declined and were 77.2% in 2021, 79.2% in 2020 and 80.5% in 2019. We expect revenue from telecommunication services to remain stable as a percentage of total revenue in 2022.

Revenue from financial services which consist primarily of lending services, business funding options, deposit products, cash settlement services, trade finance, foreign currency control, bank cards, payroll projects, merchant acquiring and investment services provided by MTS Bank, comprised 8.8%, 6.8% and 6.2% of our total revenues in 2021, 2020 and 2019, respectively. We expect banking service revenues to remain stable as a percentage of our total operating revenue.

Sales of Goods

Sales of goods primary consist of the sale of handsets and accessories and sales of software products and as a percentage of total revenue comprised 14.4% in 2021, 14.0% in 2020, 13.3% in 2019. The increase in both absolute terms and as a percentage of revenue in 2021 as compared to 2020 is attributable to an increase of handsets retail market in monetary terms and low base of 2020 impacted by store closure due to public health guidelines amid the pandemic. We expect that sales of goods will remain stable or decline as a percentage of total revenue, depending on the continuity of smartphones and devices supplies. We do not subsidize handset sales in Russia.

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

Cost of telecommunication services as a percentage of our total revenues represented 22.3% in 2021, 22.3% in 2020 and 22.0% in 2019.

Cost of financial services consists primarily of interests on loans received from banks and other financial institutions and commission fees. Cost of financial services as a percentage of our total revenues represented 2.6% in 2021 and 2.3% in 2020 and 2019.

Cost of goods

This type of expense includes primarily the cost of handsets and accessories sold to subscribers, the cost of SIM cards provided to our customers, the cost of software products sold and inventory obsolescence provision. Cost of handsets, accessories and software sold and SIM cards provided to customers as a percentage of our total revenues represented 13.5% in 2021, 12.8% in 2020 and 12.5% in 2019.

Selling, general and administrative expenses

Our selling expenses comprise of all costs relating to the activities that do not directly increase the value of our products and services, but serve to secure sales. These costs consist primarily of:

●	expenses for advertising and promotion;
●	dealer commissions for the acquisition of new subscribers and cash collection; and
●	personnel, utilities and maintenance costs incurred in the area of sales.

In 2021, 2020 and 2019, selling expenses comprised 8.7%, 9.0% and 9.8% of our total revenue, respectively. Selling expenses remained relatively stable as a percentage of our revenue in 2021 in comparison with 2020. The decrease of 0.8% of selling expenses in 2020 in comparison with 2019 related to cost optimization due to the COVID‑19 outbreak.

We retain some degree of flexibility to increase or decrease these expenses in any given period based on our requirements, strategy and the general economic environment.

For the structure of our dealer commissions please see “Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution.”

Our general and administrative expenses comprise of expenses attributable to the core administrative functions that cannot be allocated directly to the production or selling process. These consist primarily of:

●	personnel costs;
●	office maintenance expenses and rental of administrative premises;
●	consulting expenses;
●	taxes other than income taxes, e.g. property taxes;
●	billing and data processing expenses; and

●	other expenses of administrative nature.

General and administrative expenses as a percentage of our total revenues represented 9,3%, 8.8% and 9.3% in 2021, 2020 and 2019, respectively. The increase of 0.5% in general and administrative expenses in 2021 compared to 2020 is related to the changes in personnel costs. The decrease of 0.5% in the financial year 2020 compared to 2019, as well as the decrease of selling expenses, was mainly attributable to cost optimization due to the global pandemic situation. General and administrative expenses as a percentage of revenue are expected to increase over time as a result of inflation.

Sundry Operating Income/Expenses

Our sundry operating income/expenses include:

●	operating share of associates’ profit;
●	impairment of financial assets;
●	impairment for goodwill and long-lived assets; and
●	other operating income such as gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

Sundry operating income/expenses as a percentage of our total revenues represented 0.6%, 1.3% and (0.9)% as of December 31, 2021, 2020 and 2019, respectively. The decrease of sundry operating expenses in 2021 compared to 2020 was mainly attributable to the absence of the impairment charges for goodwill and long-lived assets in the financial year 2021. The increase of sundry operating expenses in 2020 compared to 2019 was mainly attributable to an increase in the allowance of expected credit losses (ECL) for bank deposits and loans to customers because of a higher expected credit risk due to the COVID-19 outbreak.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues was equal to 20.8% for the year ended December 31, 2021 as compared to 20.3% of our total revenues for the year ended December 31, 2020. Our expense for depreciation of property, network equipment and amortization of intangible assets comprised 20.4% of our total revenues for the year ended December 31, 2019.

We expect our expense for depreciation of property, network equipment and amortization of intangible assets to remain relatively stable or decline slightly in 2022.

Finance costs

Our finance costs for 2021 decreased by RUB 732 million, or 1.74%, to RUB 41,352 million from RUB 42,084 million for the year ended December 31, 2020. The decrease was primarily attributable to the effect of the derecognition and modification of debt agreements (RUB 1,151 million), decrease in interest on lease obligations (RUB 457 million) and the effect of our operations with derivatives. The decrease was partly compensated by an increase in total debt and an increase in interest rates due to the growth of Central Bank of Russia key rate (RUB 1,258 million). Our finance costs for 2020 decreased by RUB 5,282 million, or 11.2%, to RUB 42,084 million from RUB 47,366 million for the year ended December 31, 2019. The decrease was primarily attributable to effect arisen on the derecognition of debt agreements (RUB 2,220 million), improved loan terms and decreased Central Bank of Russia key rate (RUB 1,930 million).

We expect our finance costs to increase as a percentage of our revenue in 2022 mainly due to the growth of Central Bank of Russia key rate.

Provision for Income Taxes

Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of expenses incurred in such operations with certain exceptions.

The statutory income tax rate in Russia is 20%. The effective tax rate applicable to our consolidated group in the year ended December 31, 2021, 2020 and 2019 was 19.4%, 20.8% and 23.0%, respectively. The effective tax rate differs from the statutory rate mainly as a result of prior period tax effects, change in recognized deferred tax assets, and a decrease in the items not deductable for tax purposes.

Certain Factors Affecting our Financial Position and Results of Operations

COVID-19 impact

The COVID-19 outbreak has limited impact on our results of operations. Our operating income was negatively impacted by COVID-19 outbreak, mainly due to the loan impairment provisions at MTS bank and impairment of our e-ticketing business in 2020. In addition, our revenue growth was partly offset by decrease in revenue from roaming services due to a steep decline in international roaming in 2020, which partly recovered in 2021.

For more information, see “Item 3. Key Information—Risk Factors—The outbreak of COVID-19 may have a material adverse effect on our business, financial condition, results of operations and prospects.”

Potential adverse effects of economic instability and sanctions in Russia

In February and March 2022, following the recent geopolitical events, the EU, US, UK and certain other countries have imposed significant new sanctions and export controls on Russian and Belarusian persons and entities. These include, among others, restrictions targeting several major Russian financial institutions and the CBR, a number of companies and individuals as well as technology export controls.

Developments relating to these matters are highly unpredictable, occur swiftly and often with little notice and are mostly outside of our control. Current and future risks to our financial position and results of operations include, among others, the risk of reduced or blocked access to capital markets and ability to obtain financing on commercially reasonable terms (or at all), the risk of restrictions on the import of certain equipment and software, as well as the risk of further depreciation of the Russian ruble against other currencies (which has already occurred to a significant extent), which may adversely impact our investment process as a significant portion of our capital expenditures are denominated in or linked to foreign currencies. In addition, rate hikes by the CBR, which has increased its key rate to 20%, will increase our financing costs due to the impact on floating-rate credit facilities.

Operations of MTS Bank are susceptible to the risks affecting the borrowers’ ability to repay amounts due to us, which may be impacted by the overall macroeconomic environment and business climate. Adverse changes in economic conditions may result in deterioration in the value of collateral held against loans and other obligations.

Our management remains focused on ensuring operational continuity and providing uninterrupted connectivity and other services for customers. Our management believes it is taking the appropriate measures to support the sustainability of the Group’s business in the current circumstances.

For more information, see Note 34 to our consolidated financial statements and “Item 3. Key Information—D. Risk Factors— “Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs”.

Currency fluctuations

A majority of our capital expenditure and a part of our liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar or euro. A significant part of our financial liabilities, denominated in U.S. dollars, excluding trade accounts payables, is hedged through financial instruments with various banks. We conduct operations within the Russian Federation and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuate significantly against the U.S. dollar and euro. As a result of the fluctuations we may incur significant currency exchange gains/losses which may adversely affect our profit for the year. Please see also “Item 3. Key Information—D. Risk Factors— “Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs” and “Item 3. Key Information—D. Risk Factors— “Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs”.

Inflation

Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation. We expect inflation-driven increases in costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Inflation could increase our costs and adversely affect our results of operations.”

Acquisitions

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements for the periods after their respective dates of acquisition.

Below is a list of our major acquisitions during 2021-2019. See also Note 5 to our audited consolidated financial statements for a description and financial effects of these acquisitions.

				Purchase
		Date of	Stake	price, RUB
Company	Type	acquisition	acquired	mln
2021
Zelenaya Tochka	Regional fixed-line operations	April 2021	49%*	3,101
Credit Consulting	Credit broker	April 2021	100%	60
Multiregional TransitTelecom	B2B intelligent connectivity solutions	June 2021	100%	5,798
GDTs Energy Group	GreenBush data center	June 2021	100%	5,200
Sistema Capital	Investment services	September 2021	70%**	3,500
				17,659

2020
Stopol Auto	Auto parts and multimedia devices	June 2020	100%	321
				321
2019
MTS Bank	Banking services	February 2019	39.48%	11,409
Objedinennye Russkie Kinostudii (Kinopolis)	Movie complex	April 2019	100%	2,042
RIKT	Regional fixed‑line operator	June 2019	97.4%	360
Narodnoje property complex	Administrative properties	August 2019	100%	329
MTS Bank	Banking services	December 2019	4.46%	1,446
				15,586

* Acquisition of 49% in Zelenaya Tochka in addition to the previously held stake of 51% allowed us to obtain control over the entity.

** Acquisition of 70% in Sistema Capital in addition to the previously held stake of 30% allowed us to obtain control over the entity.

Results of Operations

Our management has identified the following reportable segments: Telecom and Fintech. See “—Segments.”

Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

Financial information by reportable segments is presented below:

	Year Ended December 31,
	2021	2020	2019
Total revenues
Telecom	448,313	429,319	391,103
Fintech	49,607	36,222	31,185
Other	62,823	49,132	71,573
HQ and eliminations(1)	(26,340)	(19,747)	(23,256)
Total revenues as reported	534,403	494,926	470,605
Costs of services and cost of goods
Telecom	171,315	157,012	145,601
Fintech	16,284	13,628	13,746
Other	34,698	26,274	29,678
HQ and eliminations(1)	(16,541)	(11,489)	(16,096)
Cost of services and cost of goods as reported	205,756	185,425	172,929
Sundry operating expenses/(income)(2)
Telecom	1,509	3,128	3,183
Fintech	12,266	10,001	4,002
Other	(10,969)	(5,014)	(11,260)
HQ and eliminations(1)	235	277	46
Sundry operating expenses/ (income) as reported	3,041	8,391	(4,029)
Selling, general and administrative expenses
Telecom	71,296	68,267	68,309
Fintech	12,222	8,731	8,864
Other	14,387	11,865	13,763
HQ and eliminations(1)	(1,666)	(884)	(1,003)
Selling, general and administrative expenses as reported	96,239	87,983	89,933
Depreciation and amortization expenses
Telecom	100,988	90,871	85,332
Fintech	1,783	1,248	1,082
Other	14,019	12,836	13,192
HQ and eliminations(1)	(5,701)	(4,722)	(3,411)
Depreciation and amortization expenses as reported	111,088	100,234	96,195
Operating profit
Telecom	103,206	110,040	88,678
Fintech	7,051	2,614	3,492
Other	10,689	3,170	26,199
HQ and eliminations(1)	(2,668)	(2,928)	(2,792)
Operating profit as reported	118,279	112,893	115,577
(1)	Represents the elimination of inter-company transaction results, primarily interconnect, roaming, rent of channels and telecommunications infrastructure.
(2)

For the purposes of this analysis “Sundry operating expenses/(income)” consist of allowance for doubtful accounts, impairment of non-current assets and goodwill, other operating expenses/(income), operating share of profit of associates and provision for investments in distressed banks.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues and cost of services and cost of goods

Consolidated revenues for the year ended December 31, 2021, increased by RUB 39,477 million, or 8.0%, to RUB 534,403 million from RUB 494,926 million for the year ended December 31, 2020. The principal reason for the growth was the large increase in revenue from telecommunication services (by RUB 20,673 million) attributable to the usage of voice and data tariffs by our subscribers. This was mainly attributable to the increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The growth was also attributable to the growth in sales of handsets, accessories and software products by RUB 7,247 million, or 10,4% compared to the year ended December 31, 2020. Revenue from financial services added to the overall increase of consolidated revenue as it grew by RUB 11,556 million to RUB 44,853 million in 2021 from 33,297 million in 2020. Our revenue remains partly offset by the dynamics in revenue from roaming services due to the COVID-19 pandemic. The revenue from roaming services in the year ended December 31, 2021 increased by RUB 1,291 million, or 15.0% compared to the year ended December 31, 2020, but remains below the level reached in in the year ended December 31, 2019.

Consolidated cost of services and cost of goods for the year ended December 31, 2021 increased by RUB 20,331 million and amounted to RUB 205,756 million as compared to RUB 185,425 million for the year ended December 31, 2020 and comprised 38.5% and 37.5% as a percentage of consolidated revenues for the year ended December 31, 2021 and 2020, respectively. The increase was largely driven by the increase in the device market which led to the growth of handsets sales and the consequent increase in cost of handsets, accessories and software products by RUB 8,762 million compared to the year ended December 31, 2020.

Telecom revenues for the year ended December 31, 2021, increased by 4.4% to RUB 448,313 million from RUB 429,319 million for the year ended December 31, 2020. The increase in Telecom revenues in the year ended December 31, 2021, was primarily due to the growth in revenue from telecommunication services for RUB 13,160 million which increased due to the active promotion of mobile only and convergent tariff plans, significant volume of Internet traffic included, and constant quality improvement of services provided, added with effect from acquisitions. The increase in device market led to the growth of handsets, accessories and software sales of Telecom by RUB 5,835 million compared to the year ended December 31, 2020.

Telecom cost of services and cost of goods for the year ended December 31, 2021, increased by 9.1% to RUB 171,315 million from RUB 157,012 million for the year ended December 31, 2020. The increase in Telecom cost of services and cost of goods is largely attributable to the increase in cost of handsets, accessories and software products by RUB 7,843 million, driven by the growth in sales and shifting brand mix in device sales. Companies acquired in 2021 have contributed RUB 2,947 million to the increase in Telecom cost of services and cost of goods.

Fintech revenues increased by RUB 13,385 million and amounted to RUB 49,607 million for the year ended December 31, 2021 and RUB 36,222 million for the year ended December 31, 2020. Fintech revenues as a percentage of our total revenues represented 9.3% in 2021 and 7.3% in 2020 and its growth is mainly attributable to the increase in the amount of users and expansion of MTS Bank clients portfolio.

Fintech cost of services increased by RUB 2,656 million and amounted to RUB 16,284 million for the year ended December 31, 2021 and RUB 13,628 million for the year ended December 31, 2020, representing 3.0% and 2.8% of our total revenues in 2021 and 2020 respectively.

Other countries and business activities revenues for the year ended December 31, 2021 increased by 27.9% or RUB 13,692 million to RUB 62,824 million as compared to RUB 49,132 million for the year ended December 31, 2020. The increase was mainly attributable to the increase in sales of software products, the increase in revenue of fixed-line infrastructure segment (including intercompany revenue), and the increase in revenue from pay-TV services.

Other countries and business activities cost of goods for the year ended December 31, 2021 increased by 32.1% or RUB 8,424 million to RUB 34,698 million as compared to RUB 26,274 million for the year ended December 31, 2020. The increase was mainly attributable to the increase in cost of goods for software products and the increase in cost of services of fixed-line infrastructure segment.

Sundry operating expenses/(income)

Consolidated sundry operating expenses for the year ended December 31, 2021, decreased by RUB 5,350 million in comparison with the previous year. We generated RUB 3,041 million expenses and RUB 8,390 million expenses for the year ended December 31, 2021 and 2020, respectively. These amounts comprised (0.6)% and (1.7)% as a percentage of consolidated revenue for the year ended December 31, 2021 and 2020, respectively. The decrease of consolidated sundry operating expenses in 2021 compared to 2020 was attributed to a number of reasons presented below, the main of which was the absence of of goodwill and long-lived assets impairment of other business activities for the year ended December 31, 2021, compared to the year ended December 31, 2020.

Telecom sundry operating expenses for the year ended December 31, 2021, decreased by 51.8% or RUB 1,169 million compared to the year ended December 31, 2020. We generated RUB 1,509 million and RUB 3,128 million expenses for the year ended December 31, 2021 and 2020, respectively. These expenses comprised 0.3% of Telecom revenues for the year ended December 31, 2021 and 0.7% for the year ended December 31, 2020. As of the acquisition date in April 2021 the Group remeasured the previously held equity interest in Achemar Holdings Limited from RUB 1,166 million to fair value of RUB 1,582 million and recognized the resulting gain of RUB 416 million in the operating share of the profit of the associates and joint ventures in the accompanying consolidated statement of profit or loss. Please see Note 16 to the consolidated financial statements for the details of the acquisition.

Fintech sundry operating expenses for the year ended December 31, 2021, increased by RUB 2,266 million to RUB 12,266 million from RUB 10,001 million for the year ended December 31, 2020. Sundry operating expenses as a percentage of banking service revenues decreased to 24.7% for the year ended December 31, 2021, from 27.6% for the year ended December 31, 2020. Increase in Fintech sundry operating expenses was caused by the increase in allowance for expected credit losses (“ECL”) for the bank loans to customers related to the overall increase in loans to customers and impact of COVID-19.

Other countries and business activities sundry operating income for the year ended December 31, 2021, increased by RUB 5,955 million compared to the year ended December 31, 2020. We recognized income of RUB 10,969 million for the year ended December 31, 2021 and RUB 5,014 million for the year ended December 31, 2020. The increase is mainly due to decrease in ECL provision and the absence of goodwill and long-lived assets impairment of other business activities for the year ended December 31, 2021, compared to the year ended December 31, 2020, due to the partial recovery from the COVID-19 pamdemic (see also Note 22 to our audited consolidated financial statements).

Selling, general and administrative expenses

Consolidated selling, general and administrative expenses for the year ended December 31, 2021, increased by RUB 8,257 million and amounted to RUB 96,239 million as compared to RUB 87,893 million for the year ended December 31, 2020 and comprised 18.0% and 17.8% as a percentage of consolidated revenues for the year ended December 31, 2021 and 2020, respectively, driven by the increase in salaries and social contributions, and advertising and marketing expenses.

Telecom selling, general and administrative expenses for the year ended December 31, 2021 increased by RUB 3,028 million to RUB 71,296 million, or 21.5% of Telecom revenue, from RUB 68,267 million, or 20.5% of Telecom revenue, for the year ended December 31, 2020 mainly due to the increase in payroll expenses for RUB 1,135 million and in advertising and marketing expenses for RUB 1,084 million.

Fintech selling, general and administrative expenses for the year ended December 31, 2021, increased by RUB 3,491 million, to RUB 12,222 million, or 24.6% of Fintech revenue, from RUB 8,731 million, or 24.1% of Fintech revenue for the year ended December 31, 2020, driven partially by the increase in salaries and social contributions.

Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2021, increased by RUB 2,521 million or 21.3% to RUB 14,378 million from RUB 11,865 million for the year ended December 31, 2020. Other countries and business activities selling, general and administrative expenses mainly increased due to the effect of an increase in payroll expenses and in advertising and marketing expenses.

Depreciation and amortization expenses

Consolidated depreciation and amortization of property, network equipment, customer base, license costs, right of use assets, and other intangible assets for the year ended December 31, 2021, increased by 10.8% to RUB 111,088 million from RUB 100,234 million for the year ended December 31, 2020.

Telecom depreciation and amortization for the year ended December 31, 2021, increased by 11.1% to RUB 100,988 million from RUB 90,871 million for the year ended December 31, 2020 mainly due to additions of new assets.

Fintech depreciation and amortization for the year ended December 31, 2021, amounted to RUB 1,783 million showing an increase compared to RUB 1,248 for the year ended December 31, 2020 mainly due to additions of new assets, in particular software.

Other countries and business activities depreciation and amortization for the year ended December 31, 2021, increased by 9.2% to RUB 14,019 million from RUB 12,836 million for the year ended December 31, 2020.

Operating profit

Consolidated operating profit increased by RUB 5,383 million, or 4.8%, to RUB 118,279 million in the year ended December 31, 2021 from RUB 112,896 million in the year ended December 31, 2020. The increase was mainly attributable to higher operating income from Fintech and Other countries and business activities partly offset by the decrease in Telecom operating profit.

Telecom operating profit for the year ended December 31, 2021 decreased by RUB 6,833 million, or 6.2%, and totaled to RUB 103,206 million against RUB 10,040 million for the year ended 2020. The decrease was mainly attributable to the increase in Telecom cost of services and cost of goods attributable to the increase of cost of handsets, accessories and software products by RUB 7,843 million, driven by the gowth in sales and shifting brand mix in device sales and an increase in depreciation due to additions of intangible and fixed assets.

Fintech operating profit for the year ended December 31, 2021 increased by RUB 4,438 million, or 169.8%, and totaled to RUB 7,051 million against RUB 2,614 million for the year ended 2020. MTS Bank operating profit increased as a percentage of MTS Bank revenue to 14.2% for the year ended December 31, 2021 from 7.2% for the year ended December 31, 2020. The increase was caused by an increase in revenues attributable to the amount of users and expansion of MTS Bank clients portfolio.

Other countries and business activities operating income for the year ended December 31, 2021, increased by RUB 7,519 million, or 237.2%, and totaled to RUB 10,689 million from RUB 3,170 million for the year ended December 31, 2020 due to the absence of the impairment charges for goodwill and long-lived assets in the financial year 2021, and due to the increase in cost of goods for software products and the increase in cost of services of the fixed-line infrastructure segment.

Finance costs

Consolidated finance costs for the year ended December 31, 2021, decreased by RUB 732 million, or 1.74%, to RUB 41,352 million from RUB 42,084 million for the year ended December 31, 2020. The decrease was primarily attributable to the effect of the derecognition and modification of debt agreements (RUB 1,151 million), the decrease in interests on lease obligations (RUB 457 million) and the effect of our operations with derivatives. The decrease was partly compensated by an increase in total debt and an increase in interest rates due to the growth of Central Bank of Russia key rate (RUB 1,258 million).

Non-operating share of the profit of associates and joint ventures

Non-operating share of the profit or loss of associates and joint ventures for the year ended December 31, 2021 decreased slightly by RUB 91 million to an income of RUB 181 million compared to an income of RUB 273 million for the year ended December 31, 2020. The decrease is primarily attributable to the decrease in profit of other individually insignificant associates in the year ended December 31, 2021.

Other non-operating expenses/(income), net

Consolidated other non-operating expenses for the year ended December 31, 2021, was RUB 424 million, compared to an income of 3,064 million for the year ended December 31, 2020. The income from our operations with derivatives decreased by RUB 15,595 million, a loss of RUB 206 million compared to the income of RUB 15,389 for the year ended December 31, 2020. The decrease in a net forex exchange loss by RUB 9,820 million to a loss of RUB 560 million compared to the loss of RUB 10,380 million for the year ended December 31, 2020 was mainly attributable to the strengthening of the Russian ruble against the U.S. dollar and the euro during the year ended December 31, 2021.

Provision for income taxes

Consolidated provision for income taxes for the year ended December 31, 2021 decreased by 4.5% to RUB 15,403 million from RUB 16,126 million for the year ended December 31, 2020 mainly due to the decrease in the effective tax rate, partly offset by the increase in income before provision for income taxes. The effective tax rate decreased to 19.4% in the year ended December 31, 2021, from 20.8% in the year ended December 31, 2020 mainly as a result of a change in the recognition of deferred tax assets, prior period tax effects, and a decrease in expenses not deductible for tax purposes.

Profit attributable to the non-controlling interest

Profit attributable to the non controlling interest for the year ended December 31, 2021 increased by RUB 135 million, or 20.4%, and amounted to RUB 796 million compared to profit attributable to the non-controlling interest of RUB 661 million for the year ended December 31, 2020. The increase was attributable to the overall increase in MGTS profit for the year.

Profit attributable to the Owners of the Company

Profit attributable to the Owners of the Company for the year ended December 31, 2021, increased by RUB 2,061 million, or 3.3%, to RUB 63,473 million, compared to RUB 61,412 million for the year ended December 31, 2020. Profit as a percentage of revenues was 11.9% in the year ended December 31, 2021 and 12.4% in the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues and cost of services and cost of goods

Consolidated revenues for the year ended December 31, 2020, increased by RUB 24,321 million, or 5.2%, to RUB 494,926 million from RUB 470,605 million for the year ended December 31, 2019. The principal reason for the growth was the large increase in revenue from telecommunication services (by RUB 14,985 million) attributable to the usage of voice and data tariffs by our subscribers. This was mainly attributable to the increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The growth was also attributable to an increase in in the volume of interconnect traffic consumed by the operators and growth in sales of handsets, accessories and software products by RUB 5,351 million, or 8,3%. Revenue from financial services added to the overall increase of consolidated revenue as it grew by RUB 3,985 million to RUB 33,297 million in 2020 from 29,312 in 2019. The increase of revenues for the year ended December 31, 2020 was partly offset by a decrease in revenue from roaming services by RUB 7,418 million which was attributable to the COVID-19 pandemic.

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

Telecom revenues for the year ended December 31, 2020, increased by 9.8% to RUB 429,319 million from RUB 391,104 million for the year ended December 31, 2019. The increase in Telecom revenues in the year ended December 31, 2020, was primarily due to the growth in revenue from telecommunication services (RUB 16,039 million) which increased due to active promotion of mobile only and convergent tariff plans, significant volume of Internet traffic included and the constant quality improvement of services provided. Interconnect revenue increased by RUB 5,017 million, and it was driven by the growth in volume of incoming traffic. Telecom revenues were also impacted by reallocation of subscribers to “MGTS Commercial” segment, comprising part of Telecom operations.

The decrease of our revenues from roaming fees of own subscribers by RUB 7,462 million in the year ended December 31, 2020 was due to the COVID-19 pandemic.

The increase in device market led to the growth of handsets, accessories and software sales of Telecom by RUB 3,825 million.

Telecom cost of services and cost of goods for the year ended December 31, 2020, increased by 7.8% to RUB 157,012 million from RUB 145,601 million for the year ended December 31, 2019. The increase in Telecom cost of services and cost of goods is attributable to the growth in interconnect and line rental expenses by RUB 5,404 million due to an increase in the volume of traffic and an increase in network maintenance expenses by RUB 1,067 million.

The overall increase in Telecom cost of services and cost of goods was partly offset by a decrease in roaming expenses by RUB 1,979 million which was caused by the COVID-19 pandemic.

The increase in device market led to the growth of handsets, accessories and software sales of Telecom and consequent increase of cost of sales by RUB 3,908 million.

Fintech revenues increased by RUB 5,037 million and amounted to RUB 36,222 million for the year ended December 31, 2020 and RUB 31,185 million for the year ended December 31, 2019. Fintech revenues as a percentage of our total revenues represented 7.3% in 2020 and 6.6% in 2019. The growth of Fintech revenue is mainly attributable to the increase in the amount of users and expansion of MTS Bank clients portfolio.

Fintech cost of services increased by RUB 96 million and amounted to RUB 13,842 million for the year ended December 31, 2020 and RUB 13,746 million for the year ended December 31, 2019. Cost of Fintech services as a percentage of our total revenues represented 2.8% in 2020 and 2.9% in 2019.

Other countries and business activities revenues for the year ended December 31, 2020 as compared to the year ended December 31, 2019 decreased by RUB 22,441 million and amounted to RUB 49,132 million and RUB 71,573 million, respectively, mainly also impacted by reallocation of subscribers to “MGTS Commercial” segment, comprising part of Telecom operations.

Other countries and business activities cost of goods for the year ended December 31, 2020 as compared to the year ended December 31, 2019 remained relatively stable and amounted to RUB 26,226 million and RUB 29,776 million, respectively.

Sundry operating expenses/(income)

Consolidated sundry operating expenses for the year ended December 31, 2020, increased by RUB 10,395 million in comparison with the previous year. We generated RUB 6,368 million expenses and RUB 4,027 million income for the year ended December 31, 2020 and 2019, respectively. These amounts comprised (1.3)% and 0.9% as a percentage of consolidated revenue for the year ended December 31, 2020 and 2019, respectively. The increase of consolidated sundry operating expenses in 2020 compared to 2019 was attributed to a number of reasons presented below, the main of which was the increase in MTS Bank allowance of expected credit losses (ECL) due to the COVID-19 pandemic.

Telecom sundry operating expenses for the year ended December 31, 2020, decreased slightly by 1.7% or RUB 55 million compared to the year ended December 31, 2019. We generated RUB 3,128 million and RUB 3,183 million expenses for the year ended December 31, 2020 and 2019, respectively. These expenses comprised 0.7% and 0,8% of Telecom revenues for the year ended December 31, 2020 and 2019, respectively.

Fintech sundry operating expenses for the year ended December 31, 2020, increased by RUB 5,999 million to RUB 10,001 million from RUB 4,002 million for the year ended December 31, 2019. Sundry operating expenses as a percentage of fintech revenues increased to 27.6% for the year ended December 31, 2020, from 12.8% for the year ended December 31, 2019. Such a significant increase in Fintech sundry operating expenses was caused by the increase in impairment loss of financial assets (bank deposits and loans to customers) related to the COVID-19 pandemic.

Other countries and business activities sundry operating income for the year ended December 31, 2020, decreased by RUB 6,246 million compared to the year ended December 31, 2019. We recognized income of RUB 5,014 million for the year ended December 31, 2020 and RUB 11,260 million for the year ended December 31, 2019. The decrease was mainly due to growth of expenses due to the expansion of our business and the gain recognized as a result of the sale of fixed assets and leaseback in 2019.

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

Telecom selling, general and administrative expenses for the year ended December 31, 2020 decreased slightly by RUB 42 million to RUB 68,267 million, or 15.9% of Telecom revenue, from RUB 68,309 million, or 17.5% of Telecom revenue, for the year ended December 31, 2019 mainly due to savings related to retail operations during the COVID-19 pandemic.

Fintech selling, general and administrative expenses for the year ended December 31, 2020, decreased slightly by RUB 133 million, to RUB 8,731 million, or 24.1% of Fintech revenue, from RUB 8,864 million, or 28.4% of Fintech revenue for the year ended December 31, 2019.

Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2020, decreased by RUB 1,989 million or 13.8% to RUB 11,865 million from RUB 13,763 million for the year ended December 31, 2019.

Depreciation and amortization expenses

Consolidated depreciation and amortization of property, network equipment, customer base, license costs, right-of-use assets, and other intangible assets for the year ended December 31, 2020, increased by 4.2% to RUB 100,234 million from RUB 96,195 million for the year ended December 31, 2019.

Telecom depreciation and amortization for the year ended December 31, 2020, increased by 6.5% to RUB 90,871 million from RUB 85,332 million for the year ended December 31, 2019 mainly due to additions of new assets.

Fintech depreciation and amortization for the year ended December 31, 2020, amounted to RUB 1,248 million showing an increase of 15.4% as compared to RUB 1,082 for the year ended December 31, 2019.

Other countries and business activities depreciation and amortization for the year ended December 31, 2020, decreased slightly by 2.7% to RUB 12,836 million from RUB 13,192 million for the year ended December 31, 2019.

Operating profit

Consolidated operating profit decreased by RUB 2,684 million, or 2.3%, to RUB 112,893 million in the year December 31, 2020 from RUB 115,577 million in the year ended December 31, 2019. The decrease was mainly attributable to lower income from Russia convergent, Moscow fixed line and MTS Bank as well as a decrease of other countries and business activities operating loss.

Telecom operating profit for the year ended December 31, 2020 increased by RUB 21,361 million, or 24.1%, and totaled to RUB 110,040 million against RUB 88,678 million for the year ended 2019. Telecom operating profit grew as a percentage of Telecom revenues to 25.6% for the year ended December 31, 2020, from 22.7% for the year ended December 31, 2019. The increase was mainly attributable to the growth in revenue from telecommunication services which increased due to active promotion of mobile only and convergent tariff plans, significant volume of Internet traffic included and the constant quality improvement of services provided, also impacted by reallocation of subscribers to “MGTS Commercial” segment, comprising part of Telecom operations.

Fintech operating profit for the year ended December 31, 2020 decreased by RUB 879 million, or 25.2%, and totaled to RUB 2,614 million against RUB 3,492 million for the year ended 2019. Fintech operating profit decreased as a percentage of Fintech revenue to 7.2% for the year ended December 31, 2020 from 11.2% for the the year ended December 31, 2019. The decrease was caused by the increase in impairment loss of financial assets (bank deposits and loans to customers) related to the COVID-19 pandemic.

Other countries and business activities operating loss for the year ended December 31, 2020, decreased by RUB 23,029 million, or 87.9%, and totaled to RUB 3,170 million from RUB 26,199 million for the year ended December 31, 2019. The decrease was partly attributable to the gain recognized in the previous year ended December 31, 2019 as a result of the sale of fixed assets and leaseback and several cost optimization initiatives. The decrease was also attributable to the reallocation of subscribers to “MGTS Commercial” segment, comprising part of Telecom operations.

Currency exchange and transaction gains/losses

Consolidated currency exchange and transaction loss for the year ended December 31, 2020, was RUB 10,380 million, compared to a gain of 5,266 million for the year ended December 31, 2019. The loss recognized in the year ended December, 31 2020 was mainly attributable to the appreciation of the Russian ruble against U.S. dollar and euro during the year ended December 31, 2020.

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

Non-operating share of the profit of associates and joint ventures

Non-operating share of the profit or loss of associates and joint ventures for the year ended December 31, 2020 decreased by RUB 3,223 million to an income of RUB 273 million compared to an income of RUB 3,496 million for the year ended December 31, 2019. The decrease is primarily attributable to the gain on sale of equity investment in OZON of RUB 3,837 million recognized in 2019 and the increase in profit of other individually insignificant associates in the year ended December 31, 2020.

Other expenses (income), net

Consolidated other expenses for the year ended December 31, 2020 decreased to RUB 553 million, as compared to the expense of RUB 2,449 million for the year ended December 31, 2019 due to a decrease of the realized exchange differences of MTS Bank in the year ended December, 31, 2020.

Provision for income taxes

Consolidated provision for income taxes for the year ended December 31, 2020 increased by 2.9% to RUB 16,126 million from RUB 15,667 million for the year ended December 31, 2019 mainly due to an increase in income before provision for income taxes, partly offset by a decrease in the effective tax rate. The effective tax rate decreased to 20.8% in the year ended December 31, 2020, from 23.0% in the year ended December 31, 2019 mainly as a result of a change in income tax rates of subsidiaries (decrease of income tax rate to 18% from 20% in Armenia), prior period tax effects, a decrease in withholding tax on distributed profits from subsidiaries (decrease of tax rate on dividends to 0% in Armenia) and a decrease in expenses not deductible for tax purposes.

Profit attributable to the non-controlling interest

Profit attributable to the non controlling interest for the year ended December 31, 2020 decreased by RUB 197 million, or 23.0%, and amounted to RUB 661 million compared to profit attributable to the non-controlling interest of RUB 858 million for the year ended December 31, 2019. The decrease was caused by the overall decrease of MGTS net income.

Profit attributable to the Owners of the Company

Profit attributable to the Owners of the Company for the year ended December 31, 2020, increased by RUB 7,171 million, or 13.2%, to RUB 61,412 million, compared to RUB 54,241 million for the year ended December 31, 2019. Profit as a percentage of revenues was 12.4% in the year ended December 31, 2020, and 11.4% in the year ended December 31, 2019. The increase was mainly caused by the other non-operating income arising on derivatives in the amount of RUB 21,740 million, partly offset by the foreign exchange loss in the amount of RUB 15,646 million.

B.	Liquidity and Capital Resources

Our borrowings consist of notes and bank loans. Our bank loans consist of ruble-denominated borrowings totaling approximately RUB 270.1 billion as of December 31, 2021. We repaid approximately RUB 36.4 billion of indebtedness in 2021. As of December 31, 2021, the total amount available to us under our credit facilities amounted to RUB 207.3 billion. We had total indebtedness of approximately RUB 616.6 billion as of December 31, 2021, including lease obligations, compared to approximately RUB 580.1 billion as of December 31, 2020. Our total finance costs for the years ended December 31, 2021, 2020 and 2019, were RUB 41,352 million, RUB 42,084 million and RUB 47,366 million, net of amounts of interest capitalized, respectively. See Note 9 to our audited consolidated financial statements for a description of our finance costs.

Capital Requirements

We need capital to finance the following:

●	capital expenditures, consisting of purchases of property, plant and equipment and intangible assets;
●	acquisitions;
●	repayment of debt and related interest payments;
●	changes in working capital; and
●	general corporate activities, including dividends.

We anticipate that capital expenditures, acquisitions, repayment of long-term debt and dividends will represent the most significant uses of funds for several years to come.

Our cash outlays for capital expenditures for the years ended December 31, 2021, 2020 and 2019 were RUB 111,683 million, RUB 97,838 million and RUB 91,736 million, respectively. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. Historically, a significant portion of our capital expenditures has been related to the installation and build out of our network and expansion into new license areas. In 2022 we plan on spending for further network expansion, special projects relating to the development of big data, media, artificial intelligence and ecosystem products, fixed network modernization, further construction of radio subsystem and additional storage, processing and indexing centers to comply with requirements of “Yarovaya Ozerov bundle of laws,” maintenance capital expenditures, construction of new sites and purchase of software for network managing in Armenia and other initiatives. As the business scale grew, we increased investment until 2021 and plan to stabilize our capital expenditures and change investments structure starting from 2022 by focusing on building the ecosystem and digital products. The actual amount of our capital expenditures for 2022 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. Additionally, the recent geopolitical events and any future developments thereto may adversely impact our actual capital expenditures for 2022 as a significant portion of such expenditures are denominated in or linked to foreign currencies. Please see also “Item 3. Key Information—D. Risk Factors— “Ruble volatility and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs” and “Item 3. Key Information—D. Risk Factors— “Futher deterioration in relations between Russia and states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs”.

In February 2019, we increased our ownership in MTS Bank to 94.97% and later in December 2019 we acquired an additional 4.46% stake for RUB 1.4 billion. As a result of these transactions, MTS’ effective share in MTS Bank increased to 99.9% (including a 0.2% share in the bank held by our subsidiary PJSC MGTS and MTS Bank’s ownership of its own treasury shares).

In June 2019, the Group acquired a 97.4% ownership interest in JSC RIKT (“RIKT”), a fixed-line operator in the Kemerovo region, for cash consideration of RUB 360 million. This acquisition allowed the Group to increase its market share in the Kemerovo region. In September 2019, the Group finalized the mandatory share repurchase from minority shareholders of RIKT and increased its share in RIKT to 100%. In April 2019, the Group acquired JSC Objedinennye Russkie Kinostudii (“Kinopolis”) from Business-Nedvizhimost, a subsidiary of Sistema, for total consideration of RUB 2,042 million. Kinopolis owns fully equipped movie complex in Saint Petersburg. Acquisition of Kinopolis enabled the Group to develop its own entertainment content.

In August 2019, the Group acquired Narodnoje property complex from Sistema for total consideration of RUB 329 million. The property complex comprised office facilities leased by the Group and hostel premises leased by a third party and operated under a management agreement with Business-Nedvizhimost, a subsidiary of Sistema. The acquisition enabled the Group to optimize its rental expenses and enhance its investment property portfolio. In November 2019, we acquired a 7.5% stake in JUST AI Limited, an IT-company specialized in artificial intelligence technologies, machine learning and natural language processing. In December 2019, we acquired a 15.01% stake in SWIPGLOBAL Ltd, an IT-company specialized in face recognition payment without using a smartphone or QR code. Both acquisitions are part of our CLV 2.0 strategy.

In February 2020, we purchased 51% stake in each of Achemar Holdings Limited and Clarkia Holdings Limited, the owners of the operational companies of “Zelenaya Tochka” Group, a fixed-line operator in multiple regions of Russia for RUB 1,370 million. The purchase of this stake was accounted as investment in joint venture, with a call and put option arrangement existing over another 49% of shares.

In June 2020, the Group acquired a 100% ownership interest in LLC “Stopol Auto” and LLC “Koagent Rus” (jointly referred as “Stopol”), wholesalers of auto parts and multimedia devices. The purchase price constituted a cash payment of RUB 312 million paid in July 2020 and contingent consideration. This acquisition allowed the Group to enter into the market of the smart multimedia systems for cars.

In April 2021, the Group increased its stake in Achemar Holdings Limited, owner of the operational companies of “Zelenaya Tochka” Group, to 100% and obtained control over the entity to expand its regional footprint. The “Zelenaya Tochka” Group includes fixed-line operators in Stavropol and Tambov regions. The purchase price constituted a cash payment of RUB 1,512 million paid in April 2021 and deferred payment of RUB 7 million.

In April 2021, the Group acquired a 100% ownership interest in LLC “Credit Consulting”, a credit broker. The purchase price comprised a cash payment of RUB 10 thousand paid in May 2021 and contingent consideration at fair value of RUB 60 million, payable in 5-year period based on operating performance targets.

In June 2021, the Group acquired a 100% ownership interest in OJSC “Multiregional TransitTelecom” (“MTT”), a provider of intelligent connectivity solutions for businesses, to expand its connectivity services portfolio The purchase price included a cash payment of RUB 3,680 million paid in June 2021, transfer of receivables from former owners offset against the purchase price for RUB 1,958 million and deferred payment of RUB 160 million.

In June 2021, the Group acquired a 100% ownership interest in LLC “GDTs Energy Group” (“GreenBush”), the operator of the GreenBush data center in Tehnopolis special economic area, to use the facility’s additional capacity to offer colocation and cloud solutions to customers as well as to facilitate the Group’s own compute and storage needs. The purchase price comprised a cash payment of RUB 5,200 million paid in July 2021.

In September 2021, in addition to the previously held 30% stake, the Group acquired a 70% stake in the investment services company Sistema Capital from subsidiaries of Sistema, for total consideration of RUB 3,500 million. The acquisition of Sistema Capital enabled the Group to enhance its retail financial services portfolio, adding a comprehensive set of investment services.

We have also used cash provided by operating activities as well as external credit facilities to finance our capital expenditures. We plan to finance future acquisitions through operating cash flows and additional borrowings. We may continue to expand our business through acquisitions. Our cash requirements relating to potential acquisitions can vary significantly based on market opportunities.

We expect to refinance our existing debt when it becomes due. For scheduled maturities of debt principal outstanding as of December 31, 2021 see Note 24 of our audited consolidated financial statements. We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

On March 21, 2019, our Board of Directors approved a new dividend policy which sets a minimum payout of RUB 28.0 per ordinary MTS share (RUB 56.0 per ADS) per calendar year. In determining actual dividends payout, we will consider a number of factors, including cash flow from operations, capital expenditures and debt position. The policy covered 2019 - 2021. Payments will continue to be made on a semi-annual basis. The Group may take decisions on the dividend payout based not only on annual results but also on interim results for three, six or nine months of the fiscal year. Annual and interim dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders. A new dividend policy has not been adopted yet.

We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees, expenses, and applicable tax withholding. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the dollar. Please see also “Item 3. Key Information—D. Risk Factors—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs” for the risks related to the value and recoverability of dividends by holders of ADSs.

In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in Russian Rubles, after certain deductions.

As of December 31, 2021, 2020 and 2019 dividends payable were RUB 68 million, RUB 108 million and RUB 23.1 million, respectively, and were included in trade and other payables within the consolidated statement of financial position.

We generally intend to finance our dividend requirements through operating cash flows, and accordingly, our payment of dividends may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions.

Capital Resources

We plan to finance our capital requirements through a mix of operating cash flows and financing activities, as described above. Our major sources of cash have been cash provided by operations and the proceeds of our ruble-denominated note issuances and loans. We expect that these sources will continue to be our principal sources of cash in the future.

The availability of financing is influenced by many factors, including our profitability, operating cash flows, debt levels, credit ratings, contractual restrictions and market conditions. We cannot assure you that we will be able to continue to obtain large amounts of financing in the future through debt or equity offerings, bank financings or otherwise.

As of December 31, 2021, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

As of December 31, 2021, our outstanding notes consisted of the following:

		Interest rate (actual
		at December 31,
	Currency	2021)	December 31, 2021
MTS International Notes due 2023	USD	5.00%	33,291
MTS PJSC Notes due 2022	RUB	7.70%	14,991
MTS PJSC Notes due 2025	RUB	8.00%	14,990
MTS PJSC Notes due 2023	RUB	6.85%	14,982
MTS PJSC Notes due 2027	RUB	6.60%	14,975
MTS PJSC Notes due 2022	RUB	9.00%	10,000
MTS PJSC Notes due 2026	RUB	7.90%	9,999
MTS PJSC Notes due 2022	RUB	5.50%	9,995
MTS PJSC Notes due 2022	RUB	6.45%	9,994
MTS PJSC Notes due 2025	RUB	7.25%	9,993
MTS PJSC Notes due 2024	RUB	8.70%	9,991
MTS PJSC Notes due 2023	RUB	6.50%	9,923
MTS PJSC Notes due 2024	RUB	8.60%	7,491
MTS PJSC Notes due 2027	RUB	6.60%	6,983
MTS PJSC Notes due 2022	RUB	8.40%	4,997
MTS PJSC Notes due 2026	RUB	6.60%	4,992
MTS PJSC Notes due 2024	RUB	6.50%	4,319
MTS PJSC Notes due 2031	RUB	7.50%	78
MTS PJSC Notes due 2021	RUB	8.85%	—
MTS PJSC Notes due 2021	RUB	7.10%	—
Other			12
Total notes			191,996
Less: current portion			(49,923)
Total notes, non-current			142,073

We have an unconditional obligation to repurchase certain MTS Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The date of the announcement for the particular note issue is as follows:

MTS PJSC Notes due 2031	February 2026

Notes of the Group are subject to certain covenants limiting the Group’s ability to create liens on properties, dispose assets, including cellular licenses in core Russian regions, issue guarantees and grant loans to the third parties, delay payments for the borrowings, merge or consolidate MTS PJSC with a third party or be a subject to unsatisfied judgments (excluding the total penalty under the agreements with the DOJ). If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

We were in compliance with our covenants as of December 31, 2021.

Bank loans

As of December 31, 2021, our outstanding loans from banks and other financial institutions consisted of the following:

		Interest rate (actual at	December 31,
	Maturity	December 31, 2021)	2021
RUB‑denominated:
Sberbank	2022-2024	5.99%-CBR key rate + 1.19%	135,000
VTB	2024-2026	CBR key rate + 0.50% - CBR key rate + 1.25%	129,307
Related party loans	2022-2024	8.70% - CBR key rate	1,968
Subsidized loans	2025	0,1 CBR key rate + 2.42%	1,769

Other			2,099
Total bank and other loans			270,143
Less: current portion			(61,916)
Total bank and other loans, non-current			208,227

See also Note 24 to our audited consolidated financial statements.

Bank loans and notes of the Group are subject to certain covenants limiting the Group’s ability to create liens on properties, dispose assets, including cellular licenses in core Russian regions, issue guarantees and grant loans to the third parties, delay payments for the borrowings, merge or consolidate MTS PJSC with a third party or be a subject to unsatisfied judgments (excluding the total penalty under the agreements with the DOJ). The Group is required to comply with certain financial ratios.We were in compliance with our loan covenants as of December 31, 2021.

The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2021:

	December 31, 2021
		Bank
		loans and
	Notes	other debt
Payments due in the year ending December 31,
2022	62,772	83,862
2023	66,809	58,523
2024	27,346	72,799
2025	28,529	93,385
2026	17,448	15,136
Thereafter	22,477	—
Contractual undiscounted cash flows	225,381	323,705
Less: unamortized debt issuance costs	(184)	—
Less: interest	(33,201)	(52,628)
Less: debt modification	—	(693)
Less: subsidized interest rate effect	—	(241)
Total debt	191,996	270,143

In addition, we had lease obligations in the amount of RUB 154,509 million and RUB 150,814 million as of December 31, 2021 and 2020, respectively. The terms of our material lease obligations are described in Note 25 to our audited consolidated financial statements.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Indentures relating to some of our notes contain, and some of our loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.”

Consolidated Cash Flow Summary

A summary of our cash flows and cash outlays for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019

	(amounts in million RUB)
Cash flows from:
Net cash provided by operating activities	142,846	155,507	106,652
Net cash used in investing activities	(116,432)	(81,133)	(29,554)
Net cash used in financing activities	(71,214)	(27,360)	(120,448)
Effect of exchange rate changes on cash and cash equivalents	(79)	385	(2,655)
Net increase/(decrease) in cash and cash equivalents	(44,879)	47,399	(46,005)
Cash outlays for:
Capital expenditures(1)	(111,683)	(97,838)	(91,736)
Acquisition of subsidiaries, net of cash acquired	(10,186)	(262)	(2,052)
Disposal of subsidiaries, net of cash disposed	3,891	3,461	37,386
Cash payments for the acquisition of subsidiaries under common control and non‑controlling interests	(3,474)	—	(15,312)
Cash inflow from sale and liquidation of associates	3,014	2,450	3,067
(1)	Includes acquisitions of property, plant and equipment and intangible assets

For the year ended December 31, 2021, net cash provided by operating activities was RUB 142,846 million, a decrease of 8.1% compared to the year ended December 31, 2020. The decrease in amount of RUB 26,000 million or 16.7% related to MTS Bank activities reflecting ongoing rapid growth in consumer banking and lending, was partially offset by a stronger telecom business performance.

Net cash used in investing activities for the year ended December 31, 2021 was RUB 116,432 million, an increase of 43.5% compared to the year ended December 31, 2020 reflecting our deliberate steps to allocate additional capital in 2021 to network development, new growth segments, as well as strategic acquisitions.

Net cash used in financing activities for the year ended December 31, 2021 increased by RUB 43,854 million or 160.3% compared to the year ended December 31, 2020, and totaled to RUB 71,214 million. The increase was mainly driven by cash flows related to our debt.We repaid RUB 126,299 million less of our indebtness than in 2020. At the same time proceeds from loans and issuance of notes decreased by RUB 172,741 million compared to the year ended December 31, 2020.

For the year ended December 31, 2020 net cash provided by operating activities amounted to 155,507 million, a decrease of RUB 6,752 million or 6.3% year-over-year when excluding the one-time payment of RUB 55,607 million made in 2019 under the resolution with the U.S. DOJ and settlement with the SEC. The decrease was mainly driven by the disposal of our Ukraine operations, which contributed RUB 17,156 million of operating cash inflow for the year ended December 31, 2019. The negative impact of the disposal was partially offset by relatively lower tax payments and financing costs.

For the year ended December 31, 2020, the cash outflows generated by the Group investing activities increased by RUB 51,579 million or 174.5% compared to the year ended December 31, 2019 and totaled to RUB 81,133 million. The increase was mainly attributable to cash receipts from the sale of our Ukraine operations and lower net inflows from investing in deposits, traded debt securities and assets in trust management of Sistema-Capital, which declined by RUB 34,388 million and RUB 18,468 million year-over-year, respectively. Our capital expenditures in the financial year 2020 increased by RUB 6,102 million due to increased USD/EUR exchange rates, and were partially offset by inflows from our FX related swap contracts.

For the year ended December 31, 2020, the cash outflows generated by the Group financing activities decreased by RUB 93,088 million or 77.3% from RUB 120,448 million in the year ended December 31, 2019 to RUB 27,360 million mainly due to an increase in borrowed funds. In 2020, net inflows relating to our borrowing activities grew by RUB 100,537 million in the year ended December 31, 2019. Further positive effect resulted from the reduction of cash outflows related to acquisition of subsidiaries under common control by RUB 15,312 million in the year ended December 31, 2019. The dividends paid in the year ended December 31, 2020 increased by RUB 22,418 million due to special dividends distributed following the sale of our Ukraine operations.

Liquidity

As of December 31, 2021, we had total cash and cash equivalents of RUB 40,590 million (RUB 34,504 million in rubles, RUB 2,899 million in euros, RUB 1,766 million in U.S. dollars, RUB 367 million in Turkmenistan manat, RUB 139 million in Ukrainian hryvnias and RUB 1,839 million in other currencies). In addition, as of December 31, 2021, we had short-term investments of RUB 28,972 million, mostly in form of investments in mutual funds and debt securities as well as deposits. We also had RUB 207,323 million available under existing credit facilities as of December 31, 2021. For a description of our outstanding external financing, see Note 24 to our audited consolidated financial statements.

As of December 31, 2021, we had a working capital deficit of RUB 210,120 million compared to a deficit of RUB 66,260 million as of December 31, 2020. The increase primarily related to an increase in the current portion of our debt by RUB 77,714 million as well as an increase in trade and other payables by RUB 16,061 million. At the same time our cash and cash equivalents deacreased by RUB 44,879 million compared to December 31, 2020. We believe that our operating cash flows, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company’s net assets is not less than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our profit for the year under Russian accounting standards for the years ended December 31, 2021 and 2020 that was distributable under Russian legislation amounted to RUB 84,573 million and RUB 61,622 million respectively.

As a result of an escalation in the conflict between Russia and Ukraine, the EU, US, UK and certain other countries have imposed significant sanctions and export controls on Russian and Belarusian persons and entities, which could have a material adverse effect on our liquidity (for more details please refer to“Item 3. Key Information—D. Risk Factors—Political and Social Risks—Further deterioration in relations between Russia and other states that were part of Soviet union as republics, as well as other geopolitically related disagreements and allegations between Russia and other countries and sanctions imposed as a result thereof, could materially adversely affect our business, financial condition, results of operations, prospects and the value of our shares and ADSs” for the risks related to the value and recoverability of dividends by holders of ADSs”. We remain focused on ensuring operational continuity and providing uninterrupted connectivity and other services for our customers as well as servicing our obligations.

Credit Rating Discussion

Our credit ratings impact our ability to obtain short- and long-term financing and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry and the strategy, activity and/or credit rating of Sistema. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently. However due to the current geopolitical situation we have no ability to obtain financing from international sources. In March 2022, our international credit ratings were downgraded and further withdrawn following the sovereign ratings of Russia. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have a significant shareholder, which may limit your ability to influence corporate matters and may give rise to conflicts of interest”.

Accounting Policies

Please refer to the Notes to our audited consolidated financial statements included elsewhere in this document.

Recent Accounting Pronouncements

Please refer to Note 2 to our audited consolidated financial statements included elsewhere in this document.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Sales

Our mobile subscriber base in Russia and Armenia increased to 82.7 million subscribers as of December 31, 2021 from 80.6 million subscribers as of December 31, 2020. We expect our consolidated subscriber base to remain stable in 2022 as a result of continued marketing and advertising activity. We expect growth in the long term due to increased use of IoT (M2M) devices. We anticipate our consolidated revenues will remain stable in 2022 mainly based on growth in development of our broadband business and convergent services.

Average monthly minutes per subscriber in Russia decreased and amounted to 375 minutes in 2021 as compared to 397 minutes in 2020 as a result of the spread of the use of instant messaging and voice communication services over IP for everyday communication. We expect an increase in megabytes per subscriber due to our efforts aimed to stimulate data usage, such as increasing the volume of traffic included in the tariff without increasing the cost, facilitating access to social networks, and preferential access to public services.

Our subscriber base in Armenia slightly increased and amounted to 2.23 million subscribers in 2021 as compared to 2.15 million subscribers in 2020. We expect that the growth of competition in these markets may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers and macroeconomic trends calling for “save mode.”

Russia is the largest market for us, both in terms of subscribers and revenue. In 2021, the underlying developments within this market remained positive and included high mobile penetration, strong demand for mobile services and increased consumption of data services, especially remote or online services. We focused our efforts to develop new competencies in the digital economy amid the global pandemic of COVID-19. We expect growth of business activity in Russia to continue throughout 2022.

We expect a challenging operating environment in 2022 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar-and euro-denominated debt. For further information on these risks, see “—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Inflation could increase our costs and adversely affect our results of operations.” For information on the risks ensuing from international sanctions against Russia, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition,” and “Item 3. Key Information—D. Risk Factors—Political and Social Risks.”

However, considering current macroeconomic conditions, our management believes that we will experience medium-and long-term growth. Due to the fact that the Russian market is highly penetrated, we believe the next wave of revenue growth for the overall market is likely to come from customers’ increasing use of data and convergent services.

Moscow Fixed Line Operations

In 2021, the total revenue of MGTS decreased by 0.09% compared to 2020. In 2021, MGTS revenue from broadband access services decreased by 7.6% compared to 2020. Revenue from digital television services decreased by 5.5% in 2021 compared to 2020. In 2022, we expect a further decline in revenue from broadband Internet access and digital television services due to the transfer of the subscriber base to MTS and the reorientation of sales to the red brand.

In 2021, revenue from MGTS fixed-line services decreased by 10.3% compared to 2020. In 2021, the subscriber base of the B2C and B2B segments decreased by 7.4% and 8.3%, respectively. Due to the reduction of the subscriber base in 2021, we expect a further decrease in MGTS revenue from fixed-line services.

In 2021, MGTS revenue from data transmission services in the B2G segment increased by 24.5% compared to 2020 due to the increase of services to government customers.

Churn

We define churn as the total number of subscribers who cease to be a subscriber during the reference period (whether involuntarily due to non-payment or voluntarily), expressed as a percentage of the average number of our subscribers during that period.

A vast majority of our subscribers are prepaid subscribers with no contractual commitment to us. As a result, these subscribers have unfettered freedom to migrate between operators at their convenience. This freedom, combined with the relative ease with which subscribers can obtain SIM cards, contributes to churn and increasing penetration levels in the markets where we operate.

The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia remained relatively stable at around 34% for the year ended December 31, 2021. We continued to offer our popular tariff plans “SMART” (integrated voice and data bundles): “My Smart”, “Tarifische” and “NETARIF”. We expect that the possibility of choosing traffic bundles, connecting of converged services and other our activities will increase customer loyalty and allow us to keep churn rate under control in 2022.

Moscow Fixed Line Operations Churn

The outflow rate in the services provided varies. The main services of MGTS are fixed-line communication services. The level of outflow of fixed-line services in 2021 increased by 1.8% to 7.6% compared to 5.8% in 2020.

In 2021, the percentage of outflow of broadband Internet access services decreased to 13.68% compared to 14.95% in 2020. The percentage of outflow of MGTS digital television services decreased to 14.1% in 2021 compared to 14.4% in 2020.

E.	Critical Accounting Estimates

Please see Note 4 to our consolidated financial statements.

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

Tabular Disclosure of Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments, including debt agreements, lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2021:

	Payments due by period
	Less than			More than
	1 year	1 ‑ 3 years	3 ‑ 5 years	5 years	Total

	(amounts in millions of RUB)
Contractual Obligations:(1)
Long‑term principal debt obligations(2)	111,999	182,448	146,117	22,000	462,564
Interest payments(3)	34,402	42,569	8,381	477	85,829
MTS Bank deposits and liabilities	215,293	15,910	114	1	231,318
Lease obligations(4)	29,758	50,983	50,982	91,031	222,754
Purchase obligations(5)	41,288	23,981	10,647	122	76,038
Provision for decommissioning and restoration	284	—	—	7,206	7,490
Retirement and post‑retirement obligation	270	18	14	50	352
Payments related to business acquisitions	198	44	—	—	242
Total	433,492	315,953	216,255	120,887	1,086,587
(1)	Debt payments could be accelerated upon violation of covenants in our debt agreements.
(2)	Does not include the amount of debt modification.
(3)

Interest payments are calculated based on indebtedness as of December 31, 2021, scheduled maturities for the debt and interest rates effective as of December 31, 2021. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 24 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(4)	Undiscounted.

(5)

Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Key Biographies

Our directors and executive officers, their dates of birth and positions as of the date of this document are as follows:

Name	Year of Birth	Position
Felix V. Evtushenkov(3)	1978	Chairman of the Board of Directors, Non-Executive Director
Artem I. Zassoursky(3)(4)(5)	1979	Non-Executive Director
Regina von Flemming(1)(2)(3)(4)(5)(6)	1965	Non-Executive Independent Director, Deputy Chairperson of the Board of Directors
Shaygan Kheradpir(1)(2)(5)(7)	1960	Non Executive Independent Director
Thomas Holtrop(1)(2)(5)(6)(7)	1954	Non-Executive Independent Director
Nadia Shouraboura(2)(3)(7)(8)	1970	Non-Executive Independent Director
Valentin B. Yumashev(1)(4)(6)	1957	Non-Executive Independent Director
Vyacheslav K. Nikolaev	1970	President and Chief Executive Officer (“CEO”), Executive Director, Chairman of the Management Board
Pavel A. Voronin	1991	Member of the Management Board — First Vice President[1], Technologies
Inessa V. Galaktionova	1974	Member of the Management Board — First Vice President, Telecommunications

Alexander E. Gorbunov	1967	Member of the Management Board — Vice President, Strategy and Development
Ilya V. Filatov	1976	Member of the Management Board — Vice President, Financial Services, Chairman of the Management Board of MTS Bank
Ruslan S. Ibragimov	1963	Member of the Management Board — Vice President, Government Relations
Andrey M. Kamenskiy	1972	Member of the Management Board — Vice President, Finance and Chief Financial Officer (“CFO”)
Igor N. Mishin	1962	Member of the Management Board — Vice President, Media
Alexey V. Barsegian(4)(5)	1973	Member of the Management Board — Vice President, Corporate & Legal Affairs
Farid S. Kamalov	1980	Member of the Management Board — Retail Development, CEO of MTS Retail (RTC)
Alexander A. Khanin(3)	1987	Member of the Management Board — Vice President, Artificial Intelligence
Igor A. Egorov	1968	Member of the Management Board — Vice President, Infrastructure Development
Olga N. Ziborova(4)2	1964	Member of the Management Board — Vice President, Ecosystem Development & Marketing
Victor L. Belov	1975	Member of the Management Board — Vice President, Tech
(1)	Member of the Remuneration and Nomination Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Strategy Committee.
(4)	Member of the Corporate Governance, Environmental and Social Responsibility Committee (ESG).
(5)	Member of the Special Committee of the Board of Directors of MTS on compliance.
(6)	Member of the Special Committee of independent directors for the project of MTS’s staff co-location.
(7)	Member of the Special Committee.
(8)	Member of the Special Committee for Cloud & Infrastructure Development.

1 Mr. Voronin served as a Vice President for Technologies from June 17, 2021 till December 31, 2021. Since January 1, 2022 he has been serving as a First Vice President for Technologies.

2 Became a Member of our ESG Committee on February 10, 2022.

Felix V. Evtushenkov was appointed Chairman of our Board of Directors in June 2019. He is the Chairman of our Strategy Committee of the Board of Directors. He is the Member of the Board of Sistema and Senior Managing Partner, Member of the Strategy Committee of Sistema, as well as the Chairman of the Board of the Sistema Charity Fund. He is also a Member of the Board of Directors of Redline Capital Partners S.A, OJSC “Element,” SCP GROUP HOLDINGS SA. From 2012 he has served as First Vice President at Sistema. Prior to that from 2011 to 2012, he served as First Vice President, Head of Core Assets. In 2008, he was appointed Vice President, Head of Consumer Assets, at Sistema. From 2000 to 2006 he worked as General Director, CJSC Sistema Gals, and from 2006 to 2008 as President OJSC Sistema Gals. Mr. Evtushenkov began his career as an Associate of the President in Sistema Invest CJSC and Executive Director of the Industry Department at Sistema from 1999 to 2000.

Artem I. Zassoursky has served as one of our Directors since June 2017. He also is a Member of our Corporate Governance, Environmental and Social Responsibility Committee, Strategy Committee and Special Committee of the Board of Directors of MTS on compliance. Mr. Zassoursky is also a Vice President for Strategy and Development and a Member of the Management Board of Sistema. He was a Member of the Board of Directors of Business-Real Estate, Agroholding Steppe JSC, Stream LLC, Sitroniks JSC, Detskiy Mir PJSC, Insitel Services Private Limited, and he is now a Member of the Board of Directors of Medsi JSC, Sistema Asia Capital PTE, LTD and Alium JSC. Prior to joining Sistema, he held the position of General Director of Stream LLC, in 2013 he served as a Vice President of SMM OJSC. He held various senior positions at major media companies prior to 2013.

Regina von Flemming has served as one of our Directors since June 2015. She is the Deputy Chairperson of the Board of Directors. She is also the Chairperson of our Remuneration and Nomination Committee and Corporate Governance, Environmental and Social Responsibility Committee. She also is a Member of our Audit Committee, Strategy Committee, Special Committee of the Board of Directors of MTS on compliance and Special Committee of independent directors for the project of MTS’s staff co-location of our Board of Directors. Also, she is a Member of the Board of Directors of JSC INTECO, Raspadskaya PJSC and also serves on the Board of Directors of the Russian Standard Charitable Foundation. Ms. Von Fleming also is counselor to the CEO of Accenture in Russia (Russian legal entity). She also served as the Chairman of the nominations and remunerations committee and as a Member of the audit committee of Chelpipe PJSC and Marketing Director at Weinstube in 2020. Previously, from 2016 to 2018, she was a Member of our Remuneration and Nomination Committee. Ms. von Flemming served as the CEO and Publisher of Axel Springer Russia from 2005 to 2015. Prior to that, she was the founder and owner of Flemming & Partner GmbH Berlin—Moscow, a consultancy firm providing services in the areas of crisis management, start up, interim management and restructuring, interim CEO in Russia mainly for German and Russian entities. From 2000 to 2003, she worked as Vice President of the “US Russia Investment Fund” at Delta Capital, one of the first private equity funds in Russia. Prior to joining Delta Capital, she held various management roles in German companies.

Shaygan Kheradpir has served as one of our Directors since June 2020. He is also the Deputy Chairman of our Remuneration and Nomination Committee, the Member of the Audit Committee, and Special Committee of the Board of Directors of MTS on compliance and Special Committee of the Board of Directors. He is the Member of the Board of Directors of MTN Group, Cerberus Telecom Acq Corp (CTAC), Aura Network Systems, Pivotal Commware, Untether AI, Red River, Chairman of the Board of Directors Live Earth and President of Shaygan Technology Partners. Previously, from 2015 to 2018 Shaygan was Chairman and CEO of Coriant. He also served as CEO of Juniper Networks in 2014 and from 2011 to 2014 he served as COO of Barclays Bank. Prior to that, from 2000 to 2010 he served in multiple roles, including as CTO and CIO in Telecom, at Verizon. Shaygan holds bachelor’s, master’s, and doctoral degrees in electrical engineering from Cornell University.

Thomas Holtrop has served as one of our Directors since February 2013. He is also the Chairman of our Audit Committee, Special Committee of the Board of Directors of MTS on compliance, Special Committee and Special Committee of independent directors for the project of MTS’s staff co location of our Board of Directors. He is also a Member of Remuneration and Nomination Committee. From 2005 to 2011, Mr. Holtrop served as a Member of the Supervisory Board at Gruner & Jahr (Hamburg). Prior to that, from 2001 to 2004, he served as the President of T Online International AG. Mr. Holtrop also served as a Member of the Board of Directors at Deutsche Telecom AG from 2002 to 2004. Prior to that, he served as Vice President at American Express International Inc. and was a Member of the Board of Directors at Bank 24 AG and Deutsche Bank 24 AG.

Nadia Shouraboura has served as one of our Directors since June 2020. She is also the Deputy Chairperson of our Audit Committee and the Member of the Strategy Committee, Special Committee and the Chairperson of the Special Committee for Cloud and Infrastructure Development of the Board of Directors. Mrs. Shouraboura is a Member of the Board of Directors of X5 Retail Group, Ferguson, Blue Yonder, Ocado PLC and Tosca. She was also a Member of the Board of Directors of Anko Retail from 2018 to 2020. Prior to that from 2012 to 2018 she was founder and CEO of Hointer. From 2004 to 2012 she served as the Vice President for Technology at Amazon and head of systems development at Exelon Power. Previously, from 1994 to 2001 she worked as a Senior Principal Consultant at Diamond Management & Technology. She began her career in 1989 as a robotics engineer at Robcad.

Mrs. Shouraboura holds a bachelor’s degree from Moscow State University, a master’s degree from the University of Tel Aviv, and a PhD in Mathematics from Princeton University.

Valentin B. Yumashev has served as one of our Directors since June 2019. He is also the Deputy Chairman of the Corporate Governance, Environmental and Social Responsibility Committee, a Member of our Remuneration and Nomination Committee, and a Member of the Special Committee of independent directors for the project of MTS’s staff co location of our Board of Directors. He is also the CEO and Chairman of the Management Board counselor of VTB Bank. He is a Member of the Board and Advisor of the Boris Yeltsin Presidential Center Fund. He also serves as Advisor to the President of the Russian Federation on a pro bono basis. In 1997 1998, he served as the head of the Russian Presidential Administration. In 1996, he worked as a media relations advisor to the Russian president. From 1987 to 1995 he served in a series of leadership roles at Ogoniok magazine, including as General Director. Mr. Yumashev began his career in 1978 as a journalist at Moskovsky Komsomolets. Mr. Yumashev holds a degree in journalism from Lomonosov Moscow State University.

Vyacheslav K. Nikolaev has served as our President and CEO since March 2021. He is the Chairman of our Management Board. Prior to that he served as our First Vice President for Customer Experience, Marketing and Ecosystem Development from March 2020, and earlier served as our Vice President for Customer Experience and Marketing from August 2019. Before that he served as our Vice President for Marketing from July 2017. He is a Member of the Board of Directors of MTS Bank, RTC, LLC “Mobile TeleSystems” (MTS associate in the Republic of Belarus) and MTS Media, LLC, LLC “MTS AI”. Mr. Nikolaev has been working for MTS since October 2004 and has held various positions within the Group. Prior to joining MTS, he held various key positions in Renaissance Capital LLC —Financial Consultant and TRUST Investment Bank, OJSC.

Pavel A. Voronin was appointed Vice President for Technologies in June 2021. Since January 1, 2022 he has served as First Vice President for Technologies. He is a Member of our Management Board. Prior to joining MTS, he worked as Vice President for Technology Development at subsidiaries within the Sberbank ecosystem. From 2016 to 2020, he was Deputy General Director for Information Technologies at S7 Airlines, where he founded and led the S7 Techlab innovation center. He also co-founded business projects in cloud solutions as well as workplace and application virtualization.

In addition, he founded and headed the Department of Information Technologies in Aviation at the Moscow Institute of Physics & Technology. Mr. Voronin is a graduate of the Mechanics & Mathematics Faculty at Moscow State University. He is also a certified specialist (MBA) in IT project management and development in Big Data, and during his studies he won multiple student mathematics Olympiads.

Inessa V. Galaktionova has served as First Vice President for Telecommunications since August 2019, having earlier joined us in February 2019 as our Vice President for Sales and Customer Service. She is a Member of our Management Board. Ms. Galaktionova brings to our team extensive industry experience, deep domain expertise, and a laser sharp focus on operational rigor, having held multiple senior executive roles at leading Russian companies, including as Deputy CEO of Russian Post from 2013 to 2019 and Chief Commercial Officer of Tele2 Russia from 2009 to 2013. She began her career at Philips, where she worked from 1996 to 2009, ascending to Chief Marketing Officer of the Russia & Central Asia region. Ms. Galaktionova is a Member of the Board of Directors of, MGTS, RTC, MTS Armenia, LLC “MTS AI”.

Alexander E. Gorbunov has served as our Vice President for Strategy and Development since April 2018. He is a Member of our Management Board. Before that, he was a Member of our Board of Directors, and Deputy Chairman of our Board of Directors. In addition, Mr. Gorbunov serves as a Chairman of Board of Directors of MTS Bank and a Member of the Board of Directors of YouDo. From 2011 until 2018 he served as Vice-President managing telecom assets of Sistema. From 2010 until 2011, Mr. Gorbunov served as Executive Vice President for the development of telecommunication assets at Core Assets Business Unit of Sistema and from 2011 until 2015—as Executive Vice-President. From 2006 until 2010, he served as Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

Ilya V. Filatov has served as our Vice President for Financial Services since August 2019. He is a Member of our Management Board. He also serves as the CEO of MTS Bank. He is also a Member of the Board of Directors of RTC, East-West United Bank S.A. (EWUB), Sistema Capital, MTS Bank and AMARAN LIMITED. Mr. Filatov joined MTS Bank in 2014 as First Deputy Chairman of the Management Board and was appointed MTS Bank’s CEO in 2015. He earlier held a series of leadership positions at UralSib Bank from 2005 to 2014, including Deputy Chairman of the Management Board.

Ruslan S. Ibragimov has served as our Vice President—Government Relations since August 2019. He is a Member of our Management Board. He earlier served as Vice President for Corporate and Legal Affairs from 2008 to 2019 and has been a member of our Management Board since 2007. Mr. Ibragimov is a Member of the Managing Board of Big Data Association, Vice President of the Russian Corporate Counsel Association (RCCA) and Senior Director of the Association of Independent Directors. Mr. Ibragimov also serves as a Member of the Board of Directors of Vysshaya Shkola Publishers OJSC, NPO “Digital economy” - a Member of the Board of Supervisors, a Member of the Management Board of Non-Commercial Partnership “Corporate Counsel Association”, Media Communication Association, a Member of the Management Board and Vice president for GR&PR of Big Data Association and Prosveshcheniye Publishers. Before that, he was a Chairman of the Management Board of the National Payments Council Association until 2018 and a Member of the Board of Directors of the Doctor Ryadom LLC until 2020. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters as well as heading our Legal Department. Prior to joining us, Mr. Ibragimov was a Member of the law firm Ibragimov, Kagan and Partners from July 2002 to June 2006. From 1996 to 2002, he served as Deputy General Director and Senior Partner at RSM Top Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

Andrey M. Kamenskiy has served as our Vice President—Chief Financial Officer since April 2018. He is a Member of our Management Board. He is also a Member of the Board of Directors of Mobile TeleSystems LLC, MTS Bank, RTC, LLC “MTS AI” and MTS Media. Prior to that, he served as Executive Vice President, Finance and Economics for Sistema since 2011. From 1997 to 2011, he held senior positions in finance in Trade House Perekrestok, San InBev and ING Bank (Eurasia).

Igor N.Mishin has served as our Vice President for Media since September 2019. He is a Member of our Management Board. He serves as CEO and Member of the Board of Directors of MTS Media and Member of the Board of Directors of “URS JSC”. He is also Vice President of the Russian Academy of Television, Member of the European Film Academy, Science & Technology Laureate of the Russian Federation, and Chairman of the Board of Trustees of the Outdoor Film Festival, the world’s largest open-sky movie watching event. From 2014 to 2016, he served as General Director of TNT, one of Russia’s most-watched TV networks. Prior to that, he worked as President of A-One Concept Media, Inc., General Producer for TV Service CJSC (Muz-TV music channel) and General Director of Amedia, President of “Urban quarter”, CEO of MIG Series Production LLC and Member of the Management Board of Association of Film and Television Producers.

Alexey V. Barsegian has served as our Vice President for Corporate & Legal Affairs since September 2019. He is a Member of our Management Board. He is also a Member of our Corporate Governance, Environmental and Social Responsibility Committee and Special Committee on compliance of our Board of Directors. Before that, from 2018 to 2019 he served as Executive Director of Legal Affairs of Sistema and earlier, from 2013 to 2018 as Executive Vice President for Legal Affairs of Sistema. He is also a Member of the Board of Directors of MTS Armenia, LLC “MTS AI”, MGTS and BF “Sistema”. Previously, from 2011 to 2013 he served as Director of Legal Department in Sistema. He began his career as a legal consultant, working at firms such as EM & Co. and Padva & Partners. Alexey holds an MBA from the American Institute of Business & Economics as well as a law degree from Moscow State Institute of International Relations (MGIMO).

Farid S. Kamalov was appointed Vice President for Retail Development in June 2021. He is a Member of our Management Board. Prior to joining MTS, he worked for Russian children’s retailer Detsky Mir PJSC, most recently as Chief Operating Officer (2014-2021) and before that as Director of Sales Management (2012-2014). He earlier headed the sales department at Russia’s Korablik retail chain (2010-2012). He began his career on the sales floor at M.Video, a leading Russian electronics chain, where he worked his way up to senior operational roles. Between 2014 and 2020, Mr. Kamalov participated in the governing boards of JSC RTC, LLC Detmir KGZ, LLP Detsky Mir - Kazakhstan, LLC Detmir BEL, Detsky Mir PJSC. He is also CEO and Member of the Board of Directors of “Russian Telephone Company” JSC.Mr. Kamalov holds an undergraduate degree from the Moscow State Institute of Electronic Engineering as well as an MBA from the Moscow International Higher School of Business.

Alexander A. Khanin has served as Vice President for Artificial Intelligence since October 2020. He is a Member of our Management Board. He is also the head of the MTS Artificial Intelligence Center and Member of its Board of Directors. In addition, he is a Co-founder and Chairman of the Board of Directors at VisionLabs. He is also a Member of our Strategy Committee of the Board of Directors. He is a Member of the Board of Directors of VisionLabs LLC, VL Solutions LLC, VisionLabs B,V and Member of the Coordination Board of AI Alliance Russia.

Igor A. Egorov was appointed Vice President for Infrastructure Development in July 2021, in which capacity he oversees MTS’s strategy to build out high-quality digital infrastructure to help ensure robust connectivity as well as capturing new growth opportunities in next-generation cloud, web, and digital B2B services. He is a Member of our Management Board. Mr.Egorov first joined MTS in 2013 and has held a series of senior leadership roles, most recently as Vice President for Regional Development (2019-2021) and before that as Regional Director for Moscow (2016-2019), Regional Director for Central Russia (2014-2016), and Regional Director of the Far East (2011-2014). Mr.Egorov holds a degree from St. Petersbrug State Electrotechnical University (ETU “LETI”) as well as an MBA from the Russian Presidential Academy of National Economy & Public Administration (RANEPA). He is a Member of the Board of Directors of “GDC ENERGY CROUP” LLC, MGTS and CEO of MTS Web Services.

Olga N. Ziborova was appointed Vice President for Ecosystem Development & Marketing in April 2021, in which capacity she oversees the operational execution of MTS’s strategy to build out an expanding ecosystem of innovative digital products and services. She is a Member of our Management Board. Since February 10, 2022 she has been a member of our Corporate Governance, Environmental and Social Responsibility Committee. Her prior role was as Director for Ecosystem Marketing, where she strengthened the Company’s market position by driving consumer awareness across the full spectrum of MTS products and bundle offers. From 2017 to 2020 she headed MTS’s marketing department, where she was responsible for telecommunications marketing across both B2C and B2B segments. She also oversaw the development and promotion of convergent offers across the Company’s product lines and markets. From 2010 to 2013 she headed MTS’s Tariff Policy Department, and from 2013 to 2017 she served as Marketing Director for Tariffs & Services. Earlier, from 2003 to 2010 she advanced through a series of senior marketing roles across MTS’s regional operations in Russia. She is also a Member of the Board of Directors of “Russian Telephone Company” JSC, MTS Armenia, MTS Media, “United Russian Studios” JSC, MDTZK LLC and Member of the Management Board of Media Communication Association. Ms. Ziborova holds a degree from St. Petersburg State University and has studied digital project management at Moscow’s SKOLKOVO Business School.

Victor L. Belov was appointed Tech Vice President in January 2020, in which role he serves as MTS’s chief technology officer overseeing our network infrastructure. He is a Member of our Management Board. Victor joined MTS in 2011 and held a series of increasingly senior role across network operations, most recently as Director of Convergent & Backhaul Networks (2018-2020) after having headed the core network department since 2012 and before that the data transmission department. He earlier worked for Comstar-OTS JSC (2009-2011) as head of development of network and platform services. From 1998 to 2008 he held leadership positions at MTU-Intel CJSC, Sistema Multimedia LLC, Enterprise Business Communications JSC, and Zenon N.S.P. LLC. He is a Member of the Board of Directors of METRO-TELEKOM JSC, “IT-GRAD 1 CLOUD” LLC, of “GDC ENERGY CROUP” LLC, MGTS and MTS Turkmenistan.

All members of our Board of Directors were elected at the annual shareholders’ meeting on June 23, 2021 and will serve until their terms expire at the next annual shareholders’ meeting, which will take place no later than June 2022. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.	Compensation of Directors and Senior Management

We accrued compensation to our directors and senior management during 2021 for services in all capacities provided to us in an aggregate amount of approximately RUB 1,885 million, including social contributions of RUB 374 million. This amount comprised RUB 719 million in base salaries and RUB 1,166 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for our management and directors. Bonuses are awarded annually based on our financial performance.

Our management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued in 2021 amounted to RUB 2,929 million, including social contributions amounted to RUB 338 million.

Members of the Board of Directors who are independent non-executive directors receive annual base compensation of $300,000 (RUB 22.1 million) or $400,000 (RUB 29.5 million) in the case of an independent non-executive director who serves as Chairman of the Board of Directors.

Independent non-executive directors who also serve on board committees receive additional compensation as follows. Members of the Remuneration and Nomination Committee, Committee on Corporate Governance and Environmental and Social Responsibility (ESG), Strategy Committee and Audit Committee receive additional annual compensation of $30,000 (RUB 2.2 million), and a director serving as Chairman of the foregoing committees receives additional annual compensation of $50,000 (RUB 3.7 million). Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board of Directors in relation to certain assigned matters, receive additional annual compensation of $30,000 (RUB 2.2 million), and a director serving as Chairman of a special committee receives additional annual compensation of $50,000 (RUB 3.7 million). Members of all other board committees receive additional annual compensation of $25,000 (RUB 1.8 million) and a director serving as Chairman of any other board committee receives additional annual compensation of $30,000 (RUB 2.2 million).

Independent non-executive members of the Board of Directors are also eligible for remuneration in the form of shares. The number of shares to be transferred to each non-employee director based on the results of the corporate year shall be determined as the quotient obtained by:

●	the ruble equivalent of $100,000 (RUB 7.4 million) calculated according to the exchange rate established by the CBR for the date of the annual meeting of shareholders by the end of the corporate year divided by the share price in rubles being the weighted average price of the share for the last 30 calendar days preceding the annual meeting of shareholders, during which the trading was held on the Moscow Exchange.

The aggregate amount of compensation received by an independent non-executive director (including annual base compensation and remuneration for performance of additional duties for serving as a board committee member should not exceed $400,000 (RUB 29.5 million) and for serving as Chairman of the Board of Directors should not exceed $500,000 (RUB 36.8 million). In the event of early termination of a director, such director receives a pro rata share of the base, committee and bonus compensation based on the amount of time the director served on our Board of Directors.

We provide all of our directors with professional liability insurance and reimburse them for all documented expenses incurred in connection with their attendance at board meetings and other expenses.

C.	Board Practices

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders’ meeting using a cumulative voting system. Directors are typically elected by the annual meeting of shareholders for one year until the next annual meeting of shareholders and may be re-elected an unlimited number of times. The Joint Stock Companies Law requires that companies with more than 10,000 holders of voting shares have a board of directors consisting of not less than nine members. Our Board of Directors currently consists of eight members3. The Board of Directors has the authority to make overall management decisions for us, except for those matters reserved to the shareholders. Planned meetings of the Board of Directors shall be held periodically when needed, but at least 2 (two) times per each quarter of a year. See “—B. Compensation of Directors and Senior Management” for a description of compensations for the members of our Board of Directors.

Audit Committee

The members of our Audit Committee are appointed by the Board of Directors and all members of this committee must be independent directors. The current members are Thomas Holtrop, Regina von Flemming, Shaygan Kheradpir and Nadia Shouraboura, all of whom are independent members of the Board of Directors. Mr. Thomas Holtrop serves as the Chairman of the Audit Committee and Mrs Nadia Shouraboura – as Deputy Chairperson of the Audit Committee. The Audit Committee is primarily responsible for the integrity of our financial statements; overseeing our risk management, internal control system and corporate governance system, including reviewing certain related party transactions and interested person transactions; overseeing our accounting and financial reporting processes and the internal and external audits of our financial statements; our compliance system, compliance with the Code of Business Conduct and Ethics of MTS PJSC; recommending the appointment and compensation of the independent auditors to the Board of Directors; overseeing the performance of the auditors; reviewing issues raised by the auditors, management and/or Board of Directors and, as required, making recommendations to the Board of Directors; resolving matters arising during the course of audits; and since February 25, 2015 exercising functions related to ethics matters.

According to our bylaws, the Audit Committee shall convene with our external auditors at least four times per year, but may convene more frequently if the Audit Committee chooses to do so.

Strategy Committee

Our Strategy Committee consists of nine members appointed by the Board of Directors. The current members are Yury Misnik, Mikhail Khanov, Victor Klimovich, Alexander Khanin (Member of the Management Board-Vice President for Artificial Intelligence), Artem Zassoursky (Non-Executive Director), Nadia Shouraboura (Independent Director), Regina von Flemming (Independent Director), Alexey Katkov (Deputy Committee Chairperson) and Felix Evtushenkov (Chairman of the Board of Directors and Committee Chairperson). The Committee is responsible for preparing recommendations to the Board of Directors upon review of the Company’s strategic development and implementation of its investment projects and long-term investment programs.

According to our bylaws, the Strategy Committee shall be convened by the Committee Chairperson, at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

Committee on Corporate Governance and Environmental & Social Responsibility (ESG)

Our ESG Committee currently consists of six members appointed by the Board of Directors. ESG includes Polina Ugryumova - Director of Investor Relations, Olga Ziborova – Member of the Management Board-Vice President for Ecosystem Development & Marketing , Alexey Barsegian – Member of the Management Board-Vice President for Corporate & Legal Affairs, Artem Zassoursky - Non-Executive Director, Valentin Yumashev - Independent Director, Deputy Committee Chairperson and Regina von Flemming - Independent Director, Committee Chairperson. The ESG Committee leads the development of MTS's sustainability strategy as well as coordinates the Board's oversight across corporate governance, environmental initiatives, and corporate social responsibility.

3 In 2021, our Board of Directors consisted of nine members. Currently, due to resignation of one of our directors, our Board of Directors consists of eight members.

According to our bylaws, the ESG Committee shall be convened by the Committee Chairperson, at her sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

Remuneration and Nomination Committee

Our Remuneration and Nomination Committee consists of four members appointed by the Board of Directors. The current members are, Shaygan Kheradpir, Thomas Holtrop, Valentin Yumashev, and Regina Dagmar Benedicta von Flemming , who serves as the Chairman of the Remuneration and Nomination Committee and Shaygan Kheradpir who serves as Depity Chairman. The Remuneration and Nomination Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

According to our bylaws, the Remuneration and Nomination Committee shall be convened by the Chairman of the Remuneration and Nomination Committee, at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

In addition to the above-mentioned committees of the Board of Directors also other special committees were also formed in “MTS” PJSC. The relevant list of committees and their members is presented on our website.

President

Our President is elected by the Board of Directors for a term of three years and can be re-elected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President’s services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for the day to day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders’ meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board.

In March 2021, the Board of Directors elected Vyacheslav Nikolaev, the first vice-president of MTS for customer experience, marketing and ecosystem development, as new President effective from March 13, 2021.

Management Board

In October 2006, we revised our charter to establish a new governing body called the Management Board. The Management Board is an executive body, which oversees certain aspects of our ongoing activities. The overall number of the Management Board members is approved by the Board of Directors at the proposal of the President with each member being elected by the Board of Directors upon nomination by the President. Each board member is elected for a three-year period and can be reelected an unlimited number of times.

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

Auditing Commission

Our Auditing Commission supervises our financial and operational activities. Members of the Auditing Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Auditing Commission. As of the date of this document, our Auditing Commission has three members:

●	Irina R. Borisenkova, who holds the position of Chief Accountant—Managing Director, Finance and Investment Complex, Sistema;
●	Natalia A. Mikheeva, who holds the position of Director for internal audit of MTS; and
●	Evgeniy Madorskiy, who holds the position of the Chief Auditor of Sistema JSFC.

The members of our Auditing Commission serve until their terms expire at the next annual shareholders’ meeting, which will take place no later than June, 2022.

Audit Committee Financial Expert

Our Board of Directors has determined that Thomas Holtrop and Nadia Shouraboura are “audit committee financial experts” as defined in Item 16A of Form 20 F. Mr. Holtrop is “independent” as defined in Rule 10A 3 under the Exchange Act and current New York Stock Exchange listing rules applicable to us. For a description of Mr. Holtrop’s and Mrs Shouraboura experience’s, please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Key Biographies.”

Code of Business Conduct and Ethics

MTS strives to comply with applicable legal requirements and leading international practices, and therefore periodically updates its compliance policies and procedures. As one of fundamental documents of the Company, the Code of Business Conduct and Ethics (hereinafter referred to as the Code) was updated in 2021 and has undergone significant changes.

The provisions of the Code apply to all employees and directors of MTS (regardless of position, duties, length of service and place of work), including all subsidiaries, affiliates and joint ventures. The Company also strives to ensure compliance with the Code by affiliated companies, in respect of which MTS does not exercise control, as well as by partners and counterparties.

The content of the Code covers the following main topics relevant to all groups of MTS stakeholders:

1. MTS Values and Principles (introduction on behalf of the Management Board of MTS).

MTS’ business strategy is based, among other things, on building stable value relationships with customers and other stakeholders, in connection with which the Code formulates the principles and values that guide the Company in achieving its goals.

2. Consultations.

The Code contains ways to get advice if there are questions about the topics covered in the Code, doubts about whether a situation is regulated by the Code or whether it is a violation thereof.

3. Responsible business practice (ethics of making business decisions in MTS).

The Code cannot describe all kinds of situations regulated by the Code, however, the Code offers a kind of universal algorithm for making business decisions by persons to whom the Code applies.

4. Compliance with laws (anti-corruption legislation, internal labor regulations, information security and data protection, insider, intellectual property protection, asset protection and reliable reporting).

The Code is a unified regulatory and ethical standard of regulation within the MTS Group and includes various regulatory requirements applicable to the Company’s activities. In terms of compliance with legal requirements, the Company’s Code contains, at a minimum, references to policies and procedures governing certain business processes relevant to the entire MTS ecosystem.

5. Principles of sustainable development (quality of life and service, innovation).

The company adheres to the principles of sustainable development: it conducts business ethically, takes responsibility for the consequences of its decisions and its activities, as well as for the impact of these consequences on society.

6. Reporting violations, prohibition of retalitation.

In the new version of the Code, the Company has made changes in terms of feedback and the operation of a hotline: the number of channels for appeals has been increased; all appeals are registered by an external independent provider; the possibility of submitting anonymous messages is available. At the same time, the Company strongly supports the culture of open dialogue and guarantees protection from retalitation to persons in case of a conscientious report of a problem or violation.

In order to ensure the effectiveness of the Code, the Company uses a language that is simple and understandable to all stakeholders, an interactive format, provides easy access to the Code, other compliance policies and procedures of the Company on its open resources (internal and external), and also conducts periodic training in accordance with the requirements of the Code.

A copy of our Code of Business Conduct and Ethics is available on our website at http://ir.mts.ru/.

Corporate Governance

We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://ir.mts.ru/about-mts/corporate-governance/default.aspx). See also “Item 16G. Corporate Governance.”

D.	Employees

At December 31, 2021, we had 57,843 employees. Of our 56,166 employees in Russia, we estimate that 792 were executives; 14,004 were technical and maintenance employees; 25,071 were sales, marketing and customer service staff; and 16,299 were administration and finance staff. In addition, of the 56,166 employees in Russia, we estimate that 12,003 were employed in our retail unit.

As of December 31, 2021, 464 of our employees worked in Czech Republic. Of these employees, we estimate that 14 were executives; 377 were technical and maintenance employees; 7 were sales, marketing and customer service staff; and 66 were administration and finance staff.

As of December 31, 2021, 1,116 of our employees worked in Armenia. Of these employees, we estimate that 10 were executives; 130 were technical and maintenance employees; 668 were sales, marketing and customer service staff; and 308 were administration and finance staff.

As of December 31, 2021, 97 of our employees worked in other countries, such as Turkmenistan, Ukraine and Belarus. Of these employees, we estimate that 9 were executives; 55 were technical and maintenance employees; 6 were sales, marketing and customer service staff; and 27 were administration and finance staff.

The following chart sets forth the number of our employees at December 31, 2021 and 2020:

	Years ended
	December 31, 2021	December 31, 2020
Russia	56,166	56,590
Czech Republic	464	451
Armenia	1,116	1,169
Other	97	205
Total	57,843	58,415

Our employees are not unionized, except for 1,143 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

Objectives that we focus on in managing the human capital resources depend on current needs of our ecosystem. We expect to acquire new employees as a consequence of our regular acquisitions in line with the development of new products and services.

E.	Share Ownership

As of March 24, 2022, we believe, that our directors, senior management and employees owned more than 1% but less than 2% of our outstanding common stock.

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 24, 2022, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as
	of March 24, 2022
Directors and Executive officers	Number(1)	%(2)
Vyacheslav K. Nikolaev*, Executive Director, President and Chief Executive Officer (“CEO”)	20,419,297	1.21252%
Ilya V. Filatov, Vice President, Financial Services—Member of the Management Board	3,298,028	0.19584%
Ruslan S. Ibragimov, Vice President, Government Relations—Member of the Management Board	431,338	0.02561%
Igor A. Egorov, Member of the Management Board - Vice President, Infrastructure Development	268,121	0.01592%
Inessa V. Galaktionova, First Vice President, Telecommunications—Member of the Management Board	126,845	0.00753%
Andrey M. Kamenskiy, Vice President, Finance—Member of the Management Board and Chief Financial Officer (“CFO”)	108,581	0.00645%
Pavel A. Voronin, Since 01/01/2022 First Vice President, Technologies —Member of the Management Board	74,170	0.00440%
Alexander A. Khanin, Vice President, Artificial Intelligence	61,929	0.00368%
Regina von Flemming, Non Executive Independent Director	56,954	0.00338%
Olga N. Ziborova, Member of the Management Board - Vice President, Ecosystem Development & Marketing	52,187	0.00310%
Thomas Holtrop, Non Executive Independent Director	46,172	0.00274%
Victor L. Belov, Member of the Management Board-Vice President, Tech	37,634	0.00223%
Farid S. Kamalov, Retail Development, CEO of MTS Retail (RTC)	37,332	0.00222%
Alexey V. Barsegian, Vice President, Corporate & Legal Affairs	37,241	0.00221%
Alexander E. Gorbunov, Vice President, Strategy and Development—Member of the Management Board	37,232	0.00221%
Valentin B. Yumashev, Non Executive Independent Director	36,649	0.00218%
Nadia Shouraboura, Non Executive Independent Director	15,058	0.00089%
Shaygan Kheradpir, Non Executive Independent Director	15,032	0.00089%
Total	25,159,800	1.49402%
(1)

Based on information provided by our directors and executive ofiicers as of December 31, 2021, and results of execution of share based program and other transactions later in the first quarter of 2022.

(2)	Percentage of beneficial ownership of each named director and executive officer is based on 1,684,037,318 ordinary shares outstanding as of March 24, 2022.

*  Before March 24, 2022 free float was 41,19%. On March 24, 2022 Viacheslav Nikolaev has received 19,983,816 of our ordinary shares. Before March 24, 2022, he owned 435,481 of our ordinary shares. He has the same voting rights as other shareholders. After March 24, 2022 free float increased to 42,19%.

Our management is entitled to remuneration in the form of options granted to them for MTS ordinary shares, which will expire in a weighted average term of approximately three years. The transfer of such shares is probable and is subject to certain employment conditions. In 2021, options related to compensation accrued in the amount of RUB 2,929 million.

The following table sets forth information with respect to our ordinary shares in the form of share options granted to our current directors and executive officers as of March 24, 2022. All shares of common stock have the same voting rights.

	Number of ordinary
	shares
	as of March 24, 2022
Directors and Executive officers	Number	%(1)
Vyacheslav K. Nikolaev, Executive Director, President and CEO	3,084,099	0.18314%
Inessa Galaktionova, First Vice President, Telecommunications—Member of the Management Board	1,132,175	0.06723%
Pavel A. Voronin, First Vice President, Technologies —Member of the Management Board	696,157	0.04134%
Alexander A. Khanin, Vice President, Artificial Intelligence	599,673	0.03561%
Olga N. Ziborova, Member of the Management Board-Vice President, Ecosystem Development & Marketing	464,105	0.02756%
Andrey M. Kamenskiy, Vice President, Finance—Member of the Management Board and CFO	421,362	0.02502%
Alexander E. Gorbunov, Vice President, Strategy and Development—Member of the Management Board	418,919	0.02488%
Ruslan S. Ibragimov, Vice President, Government Relations and PR—Member of the Management Board	412,568	0.02450%
Alexey V. Barsegian, Vice President, Corporate & Legal Affairs	412,568	0.02450%
Igor A. Egorov, Vice President, Infrastructure Development - Member of the Management Board	406,092	0.02411%
Farid S. Kamalov, Retail Development, CEO of MTS Retail (RTC)	348,079	0.02067%
Victor L. Belov, Vice President, Tech - Member of the Management Board	348,079	0.02067%
Igor N. Mishin, Vice President, Media—Member of the Management Board	85,496	0.00508%
Total	8,829,372	0.52430%
(1)	Percentage of ordinary shares in the form of share options granted to each named director and executive officer is based on 1,684,037,318 ordinary shares outstanding as of March 24, 2022.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of March 24, 2022, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of
	March 24, 2022
Name	Number	Percentage
Sistema(1)	620,552,329	36.85%
STA(2)	220,467,234	13.09%
ADS holders(3)	508,907,572	30.22%
Other Public Float (including our directors and executive officers)(4)	334,110,183	19.84%
Total(5)	1,684,037,318	100.00%
(1)

Vladimir P. Evtushenkov has a controlling interest in Sistema, and is considered under U.S. securities laws as the beneficial owner of 42,085% of our shares held by Sistema and Sistema Telecom Activy (“STA”).

(2)	STA is a limited liability company formed under the laws of Russia. Sistema owns 100% of STA, holds 11,03% of our shares.
(3)

As of March 24, 2022, the total number of ADSs outstanding was 254,453,786, representing underlying ownership of 508,907,572 shares, or approximately 30.22% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is CB “J.P. Morgan Bank International” (LLC).

(4)	We believe that our directors and executive officers as a group own more than 1% but less than 2% of our shares.
(5)	Excludes treasury shares, as described below.

Our subsidiary MGTS owned 5,452,327 of our ordinary shares as of March 24, 2022.

As a result of series of buy backs since 2016 Stream Digital LLC owned 87,245,832 of our shares as of March 24, 2022.

As a result of series of buy backs since 2018 our subsidiary Bastion LLC owned 107,254,000 of our shares and 75,676,260 in the form of ADSs as of March 24, 2022.

As March 24, 2022, MTS PJSC held a total of 38,715,838 of our ordinary shares, which were redeemed by MTS PJSC during 2017 - 2021 within procedure of buy-backs in connection with decisions on reorganization of MTS PJSC made by General shareholders’ meeting.

As of March 24, 2022, we and our subsidiaries held a total of 314,344,257 shares, 75,676,260 of which were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

Sistema’s (including STA) current stake in the share capital of MTS is 42.085% while effective ownership in MTS is 49,94% (as of March 24, 2022).

B.	Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

In March 2019, we disposed of our 18.69% interest in the Group’s associate OZON to Sistema for RUB 7,902 million. As of December 31, 2021 Sistema has fully repaid its obligations. As of December 31, 2020 the balance of accounts receivable amounted to RUB 2,829 million.

Nvision Group

In October 2020, we disposed of 100% in Nvision Group to Sistema and since then Nvision Group is considered to be a related party rather than a subsidiary of the Group (see Note 11 to the consolidated financial statements).

We continue to purchase software, services and other intangible assets from Nvision Group. The amounts of software, services and other intangible assets purchased during the years ended December 31, 2021 and 2020, were RUB 7,181 million and RUB 6,261 million, respectively.

Business Nedvizhimost

In February 2015 and further in May 2015, we sold our 100% stake in Rent Nedvizhimost to Business Nedvizhimost for RUB 8,500 million, repaid mainly in 2015-2018. The remaining part of receivable was restructured in 2018 implying Central Bank key rate + 1.5% and maturing in December 31, 2021. As of December 31, 2021 receivables in the amount of RUB 3,372 were fully repaid.

In March 2019, in order to optimize the processes of real estate management, we sold a number of buildings with carrying value of RUB 1,479 million to Business Nedvizhimost for the consideration of RUB 7,247 million (including VAT). The consideration is payable by installments for 10 years at 9% per annum with the collateral in the form of disposed buildings granted by the buyer. At the same time, we entered into a number of agreements to lease spaces in the buildings sold for the period of up to 15 years (leaseback).

As a result of this transaction, we recorded right-of-use assets of RUB 3,123 million, lease obligation of RUB 5,197 million and recognized a gain in the amount of RUB 1,745 million as a part of “Other income” in consolidated statement of profit or loss in 2019.

In December 2021, we purchased 5-year 10.8% coupon notes of Business-Nedvizhimost, in the amount of RUB 2,100 million. The notes were accounted as financial assets at fair value through profit and loss and disclosed within subtotal “Assets in

Sistema Capital trust management” (Note 28 to the consolidated financial statements). As of December 31, 2021, the investment amounted to RUB 2,105 million.

Objedinennye Russkie Kinostudii

In April 2019, we acquired a 100% interest in Joint Stock Company Objedinennye Russkie Kinostudii, a management company of “Kinopolis” movie studio with its own movies production complex from Business Nedvizhimost, a subsidiary of Sistema, for RUB 2,042 million. Please see Note 5 to our audited consolidated financial statements for details on this acquisition

Koncel

During the years ended December 31, 2019, 2020 and 2021, we received income from the scrap metal realizations minus the costs of dismantling services with Koncel, subsidiary of Sistema, for a total amount of RUB 3,328 million, RUB 2,134 million and RUB 2,398 million, respectively.

TelecomCapStroi

In 2019, 2020 and 2021 we entered into a series of agreements with TelecomCapStroi, a subsidiary of Sistema and a major constructor of MGTS fixed line network. As of December 31, 2020 and 2021 the total amount of advances paid to TelecomCapStroi, was RUB 2,396 million and RUB 1,148 million, respectively. During the year ended December 31, 2021 we purchased equipment for RUB 2,396 million.

Accounts receivable and accounts payable

We had total accounts receivable of RUB 16,659 million, RUB 14,189 million and RUB 7,287 million, from, and total accounts payable of RUB 558 million, RUB 3,146 million and RUB 4,107 million to, related parties as of December 31, 2019, 2020 and 2021, respectively. We had total Bank deposits and liabilities of RUB 41,351 million, RUB 52,372 million and RUB 68,212 million from related parties as of December 31, 2019, 2020 and 2021. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 31 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

8.A.1-3. See Item 18.

8.A.4-6. Not applicable.

8.A.7. Litigation

Uzbekistan

In June 2012, the authorities of the Republic of Uzbekistan commenced audits of the financial and operating activities of MTS’ wholly-owned subsidiary Uzdunrobita. Various claims for violation of tax, antimonopoly and industry legislation were made against Uzdunrobita, which resulted in significant amounts of fines and penalties, revocation of all licenses and suspension of services. Fines and penalties amounted to approximately RUB 18,375 million payable in equal installments over eight months.

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

Considering the adverse impact of such circumstances on the Group’s ability to conduct operations in Uzbekistan, the Group tested goodwill and other long-lived assets attributable to Uzbekistan for impairment upon first receiving notification of the investigations. As a result, an impairment loss on the long-lived assets in the amount of RUB 20,037 million was recorded in the consolidated statements of profit or loss for the year ended December 31, 2012. In 2013 these losses were assigned to discontinued operations.

In 2012, the Group filed a claim against the Republic of Uzbekistan in the International Centre for Settlement of Investment Disputes (“ ICSID”), part of the World Bank Group, in Washington, D.C.

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

In March 2014, we received requests for the provision of information from the SEC and the US Department of Justice (“DOJ”) relating to a currently conducted investigation of our former subsidiary in Uzbekistan.

In July 2015, activities related to our operations in Uzbekistan were referenced to a civil forfeiture complaints (“The Complaints”), filed by DOJ in the U.S. District Court, Southern District of New York (Manhattan), directed at certain assets of an unnamed Uzbek government official. The Complaints allege among other things that we and certain other parties made corrupt payments to the unnamed Uzbek official to assist their entering and operating in the Uzbekistan telecommunications market. The Complaints are solely directed towards assets held by the unnamed Uzbek official and none of our assets are affected by the Complaints.

In March 2019, we reached a resolution with the SEC and the DOJ relating to these investigations. We consented to the entry of an administrative cease-and-desist order (the “Order”)by the SEC. The United States District Court for the Southern District of New York approved the deferred prosecution agreement “DPA” entered by us and a plea agreement entered into our former subsidiary in Uzbekistan. Under the agreements with the DOJ and SEC, we agreed to pay a total of USD 850 million (RUB 59.1 billion as of December 31, 2018) to the United States, which was comprised of a criminal fine, criminal forfeiture and civil penalty. We provided a provision of USD 850 million (RUB 55.8 billion as of the date of accrual), which was recognized as a part of discontinued operations in our audited consolidated statement of profit or loss for the year ended December 31, 2018. In March 2019, the Group paid the total penalty of USD 850 million (RUB 55.6 billion as of the payment date).

Under the DPA and the Order, we agreed to appoint and in September 2019 appointed an independent compliance monitor for, among other things, reviewing, testing and perfecting our anti-corruption compliance code, policies, and procedures.

We have not received notice from the SEC, the DOJ or the monitor of any breach of the terms of the DPA or the Order. However, given a variety of factors, including the COVID-19 pandemic, we have agreed to a one-year extension of the DPA and the monitorship with the DOJ and the SEC to (i) provide us with adequate time to implement necessary enhancements to certain critical components of our anti-corruption compliance and ethics program and (ii) allow the monitor sufficient time to be able to complete its review of the remedial efforts, including our implementation of the monitor’s recommendations and an assessment of the sustainability of our remedial actions. The term of the monitorship will continue until September 2023.

In connection with compliance monitorship, certain transactions were identified relating to our subsidiary in Armenia, and such transactions were disclosed to the DOJ and SEC. The DOJ and SEC have requested information regarding the transactions and we have initiated an investigation into the matter. It is currently impossible to predict the timing or outcome of the investigation.

In December 2020, we received a request for information from the DOJ concerning certain historical transactions with a supplier of telecommunication and information technology. Currently, we are cooperating to provide information to the DOJ and the SEC responsive to the request.

In March 2019, a proposed class action complaint on behalf of Shayan Salim and all other persons similarly situated has been filed in the United States District Court for the Eastern District of New York against MTS PJSC and certain of its managers. On March 1, 2021, US District Judge of Eastern District Court of New York granted MTS’s motion to dismiss with prejudice and dismissed the complaint in full. The plaintiff filed an appeal of the dismissal by the Eastern District Court of New York. On March 31, 2022, the United States Court of Appeals for the Second Circuit affirmed the dismissal by the Eastern District Court of New York and concluded the plaintiff’s claims are without merit.

For additional information please refer to Note 34 to our audited consolidated financial statements, “Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations” regarding suspension of our services in Uzbekistan and “—We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the “FCPA”), and we may be subject to the UK Bribery Act 2010 (the “UK Bribery Act”). Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations,” “—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA and the SEC Order” and “—We could be subject to criminal prosecution or civil sanction if we breach the DPA and the SEC Order, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ and SEC and other authorities, including additional investigations and litigation.”

Turkmenistan

In September 2017, our subsidiary in Turkmenistan, MTS Turkmenistan or MTS-TM, suspended the provision of telecommunication services to its subscribers, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to provide telecommunication services. The license for the provision of telecommunication services on the territory of Turkmenistan was valid until July 2018.

In July 2018, we filed a Request for Arbitration against the Sovereign State of Turkmenistan with the ICSID in order to protect our legal rights and investments in Turkmenistan. In April 2019, we filed a Memorial (statement of claim) in the dispute with the Sovereign State of Turkmenistan with the ICSID. As of December 31, 2021 the case was pending. See “Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—An outcome of the proceedings relating to sustaining operations of our subsidiary in Turkmenistan is unpredictable.”

Tax Audits and Claims

In the ordinary course of business, we may be party to various tax proceedings, and subject to tax claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of our management, our liability, if any, in all pending tax proceedings or tax claims will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 34 to our audited consolidated financial statements.

In December 2018, the Russian tax authorities completed a secondary tax audit of MGTS for the year ended December 31, 2014. Based on the results of this audit, the Russian tax authorities argued the possibility of utilization by MGTS of tax assets in the amount of RUB 1,065.79 million. In September 2019 we filed an appeal with the Commercial Court of the City of Moscow. In June 2021 the Commercial Court of the City of Moscow issued a ruling to dismiss our claim, which was subsequently confirmed by the Appellate Commercial Court in October 2021. We filed an appeal with the Commercial Court of the Moscow Circuit, which was dismissed in February 2022. We intend to appeal this resolution.

In December 2019, the Russian tax authorities initiated a tax audit of Stream LLC for the years ended December 31, 2016, 2017 and 2018. In November 2020, the tax audit was completed. Based on the results of this audit, the Russian tax authorities determined that RUB 348,98 million in additional taxes and penalties were payable by us, subsequently reduced to RUB 76,4 million. The additional taxes and penalties were fully paid in 2021.

In December 2020, the Russian tax authorities initiated a tax audit of MDTZK LLC for the years ended December 31, 2017, 2018 and 2019. In December 2021, based on the results of this audit, the Russian tax authorities determined that RUB 0.1 million in additional taxes and penalties were payable by us.

In December 2020, the Russian tax authorities initiated a tax audit of Cultural Service LLC for the years ended December 31, 2017, 2018 and 2019. In 2021, based on the results of this audit, the Russian tax authorities determined that RUB 1,6 million in additional taxes and penalties were payable by us.The additional taxes and penalties were fully paid in 2021.

Since 2016, we communicate with tax authorities within Tax Monitoring regime. Under this regime, we disclose information and documents related to calculation of our tax liabilities on line; the tax year is considered closed for disputes by October of the year following the reporting tax year. Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2021, tax declarations of our Russian subsidiaries were open for audit for the preceding three fiscal years.

Antimonopoly Proceedings

In August 2018, the Federal Antimonopoly Service (“FAS”) charged us and other federal operators with violation of antimonopoly laws in respect to establishing distinguished terms and conditions for bulk SMS pricing for the banks with state owned equity interest as compared to the terms and conditions for the other banks and establishing unreasonably high bulk SMS prices. In May 2019, FAS ruled on MTS breaching the provisions of antimonopoly laws in respect to establishing discriminatory terms and conditions for bulk SMS pricing and charging unreasonably high bulk SMS prices and prescribed MTS to cease violations. MTS contested the decision and prescription of FAS in the Commercial Court of the City of Moscow, which upheld the position of FAS in November 2019, followed by the Appellate Commercial Court in March 2020. MTS filed a cassation appeal to the Commercial Court of the Moscow Circuit, which also upheld the position of FAS Russia. In December 2020, MTS cassation appeal was rejected by the Judicial Chamber of the Supreme Court. In March 2021, Deputy Chairman of the Supreme Court of the Russian Federation upheld the rejection. In August 2021, we paid the fine imposed by FAS Russia in full amount of RUB 189 million.

In April, June and July 2021, JSC “Tinkoff Bank”, PJSC “Sovсombank” and JSC “Raiffeisenbank” initiated litigations against us, claiming reimbursement for losses incurred in connection with violation of antimonopoly laws in respect to establishing unreasonably high bulk SMS prices. Commercial Court of the City of Moscow has dismissed all three claims in full. It is currently impossible to predict the timing or outcome of the litigations on violation of antimonopoly laws in respect to establishing unreasonably high bulk SMS prices. We believe that as of December 31, 2021 we had adequately provided for claims related to SMS pricing.

8.A.8. Dividend Distribution Policy

The company’s dividend policy for the 2016 - 2018 period was approved by the MTS Board of Director on April 8, 2016 and set a target payout of RUB 25.0 - 26.0 per ordinary MTS share (RUB 50.0 - 52.0 per ADR) per calendar year, with a guaranteed minimum payout of RUB 20.0 per ordinary MTS share (RUB 40.0 per ADR) per calendar year. Payments were made on a semi-annual basis.

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

On March 21, 2019, the MTS Board of Directors approved a new dividend policy covering the period 2019 - 2021 that set a minimum payout of RUB 28.0 per ordinary MTS share (RUB 56.0 per ADR) per calendar year. In determining actual dividend payouts, a number of factors were taken into consideration, including cash flow from operations, capital expenditures, and the company’s overall debt position. Payments continued to be made on a semi-annual basis.

B.	Significant Changes

Acquisition of VisionLabs - In February 2022, we acquired a 100% ownership interest in VisionLabs B.V. ("VisionLabs"), a leading provider of computer vision and machine learning solutions. The acquisition is aimed at reinforcing of our artificial intelligence product portfolio in the computer vision space, and enhancing the potential of our digital ecosystem. See Note 5 to our consolidated financial statements.

Item 9. Offer and Listing Details

(Only Items 9.A.4 and 9.C are applicable.)

A.	Market Price Information

Our ADS, each representing two ordinary shares, have been listed on the NYSE since July 6, 2000 under the symbol “MBT.” Our ordinary shares have been listed on MICEX (currently Moscow Exchange) since December 2003. In addition, we issued additional ordinary shares in connection with our merger with Comstar, which have been listed on MICEX (currently Moscow Exchange) since May 2011. The shares of the additional issuance became fully fungible with our previously issued ordinary shares in July 2011. Set forth below, for the periods indicated, are the high and low closing prices per ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the Moscow Exchange.

			Ordinary	Ordinary
	ADS High	ADS Low	Share High	Share Low
Monthly High and Low
March 2022(1)	N.A.	N.A.	236.00 RUB	171.50 RUB
February 2022(2)	$8.10	$5.34	294.90 RUB	155.00 RUB
January 2022	$8.18	$6.71	306.50 RUB	263.30 RUB
December 2021	$8.30	$7.47	300.60 RUB	265.70 RUB
November 2021	$9.47	$7.95	318.75 RUB	291.00 RUB
October 2021	$9.88	$9.11	330.45 RUB	310.00 RUB
Quarterly High and Low
First Quarter 2022(3)	$8.18	$5.34	306.50 RUB	155.00 RUB
Fourth Quarter 2021	$9.47	$6.71	330.45 RUB	265.70 RUB
Third Quarter 2021	$10.07	$8.49	350.95 RUB	314.20 RUB
Second Quarter 2021	$9.70	$8.40	346.35 RUB	315.00 RUB
First Quarter 2021	$9.46	$8.10	340.10 RUB	311.80 RUB
Fourth Quarter 2020	$9.10	$7.72	344.95 RUB	308.20 RUB
Third Quarter 2020	$9.81	$8.53	349.70 RUB	312.50 RUB
Second Quarter 2020	$9.66	$7.41	339.85 RUB	293.50 RUB
First Quarter 2020	$11.00	$6.20	353.05 RUB	250.55 RUB
Annual High and Low(4)
2021	$10.07	$6.71	350.95 RUB	265.70 RUB
2020	$11.00	$6.20	353.05 RUB	250.55 RUB
2019	$10.24	$7.31	323.75 RUB	299.60 RUB
2018	$12.80	$6.64	321.00 RUB	222.40 RUB
2017	$11.58	$7.77	296.95 RUB	223.05 RUB
(1)

For the period from March 24, 2022 to March 30, 2022 with regard to the Company’s ordinary shares. On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including the Company's ordinary shares) and it resumed on March 24, 2022. On February 28, 2022, the NYSE halted trading in the Company's ADSs. Trading in the Company's ADSs on the NYSE has not yet resumed as of the date of this document.

(2)	For the period from February 1, 2022 to February 25, 2022.

(3)

For the period from January 1, 2022 to February 25, 2022 with regard to the Company’s ADSs; for the period from January 1, 2022 to February 25, 2022 and from March 24, 2022 to March 31, 2022 with regard to the Company's ordinary shares.

(4)

Effective May 3, 2010, the ratio of our ADSs changed from 1 ADS per 5 common shares to 1 ADS per 2 common shares. The ADS prices set forth in the table above reflect the new share: ADS ratio for all periods.

C.	Markets

Our common stock has been listed on the Moscow Interbank Currency Exchange (currently Moscow Exchange) since December 2003. ADSs, each representing two shares of our common stock, have been listed on the New York Stock Exchange under the symbol “MBT” since July 6, 2000. Our U.S. dollar-denominated notes due in 2023 are listed on the Irish Stock Exchange. Our ruble-denominated notes are listed on the Moscow Exchange.

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

Until March 24, 2022, Sistema owned 42.085% of MTS’s ordinary shares directly and through Sistema Finance (“SF”) and Sistema Telecom Activy (“STA”). That stake was below 50% but it exceeded the total stake held by other unaffiliated shareholders (free-float) which was 41.185% before March 24, 2022. Until March 24, 2022, quasi-treasury shares (i.e., MTS’s ordinary shares owned by MTS’s subsidiaries) amounted to 14.79% of MTS’s share capital while treasury shares (i.e., MTS’ ordinary shares owned by MTS) amounted to 1.94% of MTS’s share capital.

Treasury shares are non-voting shares pursuant to the Russian Federal Law on Joint-Stock Companies. Additionally, MTS, as a public company listed on the Moscow Exchange and NYSE, does not exercise voting rights with respect to its quasi-treasury shares according to the best practices and recommendations of the Corporate Governance Code by the Central Bank of Russia. Moreover, the right and discretion on how to vote with regard to the quasi-treasury shares owned by MTS’s subsidiaries are vested in the CEOs of these subsidiaries. Such CEOs are appointed by shareholder resolutions, following a proposal from the President of MTS or, in the case of MGTS, solely by the board of the subsidiary.

Sistema’s former 42.085% stake in MTS, compared to the 41.185% stake of other shareholders, gave Sistema the ability to elect the majority of the members of MTS’s Board of Directors and therefore appoint MTS’s executive bodies, thus exercising indirect control over MTS and its subsidiaries.

On March 24, 2022, the President and Chairman of the Management Board of MTS acquired 19,983,816 ordinary shares of the Company, which resulted in a decrease of Sistema’s effective ownership in MTS below 50% as the stake of other shareholders (free float) in MTS, equal to 42.185% as of March 24, 2022, became higher than Sistema’s stake in MTS, equal to 42.085% as of March 24, 2022.

As a result, Sistema, jointly with its subsidiaries, ceased to have an unconditional unilateral ability to elect the majority of the members of the Board of Directors and appoint the executive bodies of MTS.

As of December 31, 2019 MTS held 17,664 treasury shares. MTS held 405,347 and 38,715,838 treasury shares as of December 31, 2020 and 2021 respectively. As of March 24, 2022, MTS held a total of 38,715,838 of MTS shares.

Pursuant to our shareholders’ right to demand share repurchase under article 75 of the Joint Stock Companies Law, we repurchased in April, 2020 - 387,683, in May, 2021 - 9,805,921, in December, 2021 - 28,504,570 shares from our shareholders. As of December 31, 2019, our subsidiaries held a total of 225,529,758 of MTS shares. As of December 31, 2020, our subsidiaries held a total of 271,074,059 of MTS shares. As of December 31, 2021, our subsidiaries held a total of 297,041,619 of MTS shares. As of March 24, 2022, our subsidiaries held a total of 275,628,419 of MTS shares.

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” In our consolidated financial statements prepared in accordance with IFRS, these shares are considered treasury shares (i.e., they are considered not outstanding).

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

Rights Attaching to Shares

Holders of our common stock have the right to vote at all shareholders’ meetings. As required by the Joint Stock Companies Law and our charter, all shares of our common stock have the same par value and grant identical rights to their holders. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

●	freely transfer the shares without our consent and the consent of other shareholders;
●	receive dividends;
●	participate in shareholders’ meetings and vote on all matters within shareholders’ competence;
●	transfer voting rights to a representative on the basis of a power of attorney;
●	participate in the election and dismissal of members of the Board of Directors and Auditing Commission;
●	exercise its pre-emptive right in certain circumstances, as determined by the Joint Stock Companies Law;
●	if holding, alone or with other holders, 1% or more of the outstanding common shares, file a lawsuit against a member of the Board of Directors or member of any executive body of the company (including the company’s CEO and/or the company’s managing organization) to reimburse damages suffered by the company as the result of their fault (however, until December 31, 2022 only shareholders holding alone or with other holders at least 5% of voting shares have the right to file such a claim, according to article 3 of the Federal Law No. 55-FZ dated March 14, 2022);
●	if holding, alone or with other holders, 1% or more of the outstanding common shares, file a lawsuit with the claim for recognition of the invalid major transaction and interested party transaction made with violation of a procedure of receiving consent (however, until December 31, 2022 only shareholders holding alone or with other holders at least 5% of voting shares have the right to file such a claim, according to article 3 of the Federal Law No. 55-FZ dated March 14, 2022);
●	if holding, alone or with other holders, more than 1% of the voting shares, demand from the holder of register of shareholders to provide information on shareholders of the company and shares held by such shareholders (however, until December 31, 2022 only shareholders holding alone or with other holders at least 5% of voting shares have the right to demand this information, according to article 3 of the Federal Law No. 55-FZ dated March 14, 2022);
●	if holding, alone or with other holders, 2% or more of the voting stock, within 100 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders’ meeting and nominate candidates (including by self-nomination) to the Board of Directors, the Counting Commission and the Auditing Commission;
●	if holding, alone or with other holders, 10% or more of the voting stock, demand from the Board of Directors the calling of an extraordinary shareholders’ meeting or an unscheduled audit by the Auditing Commission or an independent auditor, and file a lawsuit against the company to convene an extraordinary shareholders’ meeting if the Board of Directors fails to take a decision to convene an extraordinary shareholders’ meeting or decides against convening such meeting;
●	demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:
●	any reorganization;
●	the conclusion of a major transaction, the value of which exceeds 50% of the balance sheet value of the assets calculated under Russian Accounting Standards (“RAS”);
●	any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder’s rights;
●	delisting of our shares from a stock exchange; and
●	the amendment of the public company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares (i.e., transformation to a non-public company);
●	upon liquidation, receive a proportionate amount of our property after our obligations are fulfilled;
●	have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have access to accounting documents and minutes of the management board meetings;
●	if holding, alone or with other shareholders at least 1% of the voting shares, demand consent for an interested party transaction; and
●	exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meeting approved in accordance with its competence.

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

Dividends

The Joint Stock Companies Law and our charter set forth the procedure for determining the quarterly and annual dividends that we may distribute to our shareholders. We may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders’ meeting by a majority vote of the Board of Directors and approved by the shareholders by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the extraordinary shareholders’ meeting; and a decision on annual dividends must be taken at the annual general shareholders’ meeting. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the Board of Directors.

The Joint Stock Companies Law allows dividends to be declared only out of net profits calculated under RAS as long as the following conditions have been met:

●	the charter capital of the company has been paid in full;
●	the value of the company’s net assets on the date of the adoption of the decision to pay dividends is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company;
●	the company has repurchased all shares from shareholders having the right to demand repurchase; and
●	the company is not, and would not become, insolvent as the result of the proposed dividend payment.

The Joint Stock Companies Law and the Securities Market Law have been amended on December 29, 2012 to adopt new dividend payment rules that came into force January 1, 2014. These amendments include new rules on determining the shareholders entitled to dividend distribution whereby the list of such shareholders is fixed at date determined in the decision of the General shareholders’ meeting on the distribution of dividends. The date shall be not earlier than 10 days and not later than 20 days following the date of such decision. The dividends are to be paid to private shareholders registered in the share register of the company within 25 business days and to nominal holders and professional managers within 10 business days from the date on which persons entitled to receive dividends are determined. If shares are held on a depo account with a depository, dividends will be transferred to such shareholders by such depositary within seven business days of receipt of funds by the depositary.

Pursuant to Instructions of the Bank of Russia No. 018-34-3/1202 dated February 28, 2022, professional participants of the securities market engaged in depository activities and maintenance of registers of security holders are instructed to suspend the transfer of payments on securities of Russian issuers to foreign individuals and entities. Among other things, this effectively means prohibiting foreigners from receiving dividends on shares. The Instructions will remain in force for six months unless revoked earlier.

Distributions to Shareholders on Liquidation

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law and our charter allow us to be liquidated:

●	by a three-quarters majority vote of a shareholders’ meeting; or
●	by a court order.

Following a decision to liquidate us, the right to manage our affairs would pass to a liquidation commission appointed by a shareholders’ meeting. In the event of an involuntary liquidation, the court may assign the duty to liquidate the company to its shareholders. Creditors may file claims within a period to be determined by the liquidation commission, but such period must not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code of the Russian Federation gives creditors the following order of priority during liquidation:

●	individuals owed compensation for injuries or deaths;
●	employees and authors of intellectual property;
●	federal and local governmental entities claiming taxes and similar payments to the federal and local budgets and to non-budgetary funds; and
●	other creditors in accordance with Russian legislation.

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

The Federal Law on Insolvency (Bankruptcy), however, provides for a different order of priority for creditors’ claims in the event of bankruptcy.

The remaining assets of a company are distributed among shareholders in the following order of priority:

●	payments to repurchase shares from shareholders having the right to demand repurchase;
●	payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company’s charter, if any; and
●	payments to holders of common and preferred shares.

Liability of Shareholders

The Civil Code of the Russian Federation and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investments. This may not be the case, however, when one company is capable of determining decisions made by another company. The company capable of determining such decisions is called an “effective parent.” The company whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

●	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and
●	the effective parent gives binding instructions or consent for a transaction to the effective subsidiary (except for voting of the effective parent in a shareholders’ meeting of its effective subsidiary and approval by the effective parent’s governing body of a transaction if such approval is required under the charter of the effective parent or the effective subsidiary).

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

Alteration of Capital

Charter Capital Increase

We may increase our charter capital by:

●	issuing new shares; or
●	increasing the par value of previously issued shares.

A decision on any issuance of shares or securities convertible into shares by private subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting 25% or more of the number of issued common shares, requires a three-quarters majority vote of a shareholders’ meeting. Otherwise, a decision to increase the charter capital by increasing the par value of issued shares requires a majority vote of a shareholders’ meeting. In certain circumstances provided in our charter, a decision to increase the charter capital may be taken by our Board of Directors. In addition, the issuance of shares above the number provided in our charter necessitates a charter amendment, which requires a three-quarters affirmative vote of a shareholders’ meeting.

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

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

●	taking a decision on a share placement;
●	approval of a resolution on a share issuance;
●	prior registration of the share issuance with the CBR;
●	placement of shares;
●	filing with the CBR and registration of a report or a notice (as applicable) on results of the share issuance; and
●	public disclosure of information relating to the issuance of shares.

Charter Capital Decrease; Share Buy-Backs

The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for a public joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital through the repurchase and cancellation of shares, be made by a majority vote of a shareholders’ meeting and through reduction of the par value of shares, by a three-quarter majority vote of a shareholders’ meeting. Additionally, within three business days of a decision to reduce our charter capital, we must notify the federal executive body in charge of the state registration of legal entities on the decision taken and publish within the same three-day period a notice regarding the charter capital reduction, as well as a second notice one month after the first notice is published. Our creditors, whose claims arose before the decision on the charter capital decrease was taken, would then have the right to demand, not later than 30 days of the second publication of the notice, early termination or settlement of relevant obligations by us, as well as compensation for damages.

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

Shares repurchased pursuant to a decision of our shareholders’ meeting to decrease the overall number of shares are cancelled at their redemption.

The Joint Stock Companies Law allows us to repurchase our shares only if, at the time of repurchase:

●	our charter capital is paid in full;
●	we are not and would not become, as a result of the repurchase, insolvent;
●	the value of our net assets at the time of repurchase of our shares is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and
●	we have repurchased all shares from shareholders having the right to demand repurchase of their shares in accordance with Russian law, as described immediately below.

However, the Federal Law No. 46-FZ dated March 8, 2022 enforced a new simplified procedure for share buy-backs until August 31, 2022. According to the new rules we have a right to repurchase our shares if the following conditions are satisfied:

-	the repurchased shares are admitted to organized trading and are purchased at organized auctions on the basis of applications addressed to an unlimited number of bidders;

-the repurchase of shares is carried out by a broker on behalf of a public joint stock company;

-

the decision on the repurchase of shares should be made by the board of directors. In this decision there is no need to specify information about the categories of shares to be repurchased, their number, and the period for which a company will repurchase them.

However, these temporary rules are not applicable if we repurchase shares in order to reduce the overall number of shares.

Information about the repurchase may not be disclosed, if this is provided for by the decision on the Board of Directors. Moreover, the provisions of paragraphs 4, 5, 7, 8 of Article 72 of the Joint Stock Companies Law do not apply to the Company, including:

-on receipt of statements from shareholders on the sale of their shares to the Company;

-the Company does not need to notify shareholders about the repurchase;

-the Board of Directors should not approve the report on the results of the shareholders’ statements on the sale of their shares.

Our subsidiaries are not restricted from purchasing our shares, and our subsidiaries can vote these shares. However, our subsidiaries did not vote such shares in 2019, 2020 and 2021.

The Joint Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares as long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

●	any reorganization;
●	the conclusion of a major transaction, which involves assets having value of more than 50% of the balance sheet value of the assets calculated under RAS (including those which are simultaneously interested party transactions); or
●	any amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders’ rights; and
●	the amendment of the public company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares.

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

The Federal Law No. 414-FZ “On the Central Depositary” dated December 7, 2011 (the “Central Depositary Law”), which came into force on January 1, 2012, set out a legal framework for establishment and operation of the central depositary. On November 6, 2012, the Russian Federal Financial Markets Service granted the JSC National Settlement Depositary the status of central depositary which opened its nominee holder accounts in, among others, all securities registers of the issuers which are obliged to disclose information in accordance with Russian securities law. As we are required to make public disclosures, the above requirement is applicable to us, which means that the central depositary became the only person having a nominee holder account in our share register. Also, the Central Depositary Law prohibits persons maintaining securities registers from opening and depositing securities (save for limited exceptions) to other nominee holder accounts from the date of the opening of a nominee holder account with the central depositary.

Ownership of our registered shares is evidenced by entries made in the register of shareholders, on the books of the central depositary or a Russian licensed depositary. Any of our shareholders may obtain an extract from the register of our shareholders maintained by the registrar or from their respective depositary, as the case may be, certifying the number of shares that such shareholder holds. We are also entitled to obtain an extract from our shareholders’ register which sets out all of our shareholders registered directly therein. In addition, we are entitled to obtain a list of nominal holders that opened depo accounts with the central depository, as well as a list of entities that have accounts opened with the nominal holders, given that such list is provided by the relevant nominal holder. However, we are unable to monitor transfers of our shares that are held on the books of depositaries registered with the central depository because underlying shareholders have no obligation to reveal and such depositaries have no obligation to notify us about such transfers. As a result, we can currently only identify our actual shareholders in a limited number of cases provided for by Russian law, including when requesting our registrar and the central depository to compile a list of shareholders of record for the General Shareholders’ Meeting and when shareholders and ADS holders provide voting instructions together with disclosure of information, including ownership information, in accordance with Russian securities regulations.

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

Pursuant to Instructions of the Bank of Russia No. 018-34-3/1202 dated February 28, 2022, professional participants of the securities market engaged in depository activities and maintenance of registers of security holders are instructed to withhold performance of all operations on the withdrawal of securities of Russian issuers from personal accounts and depot accounts opened to foreign legal entities and individuals (with a very limited number of exceptions). Among other things, this effectively means prohibiting foreigners from selling shares of Russian companies. The Instructions will remain in force for six months unless revoked earlier.

However, the Government of the Russian Federation adopted the Decree N 295, dated March 6, 2022, according to which the Government Commission for Monitoring the Implementation of Foreign Investments in the Russian Federation will issue permissions for implementation (execution) by residents of transactions (operations) with such foreign persons.

On March 1, 2022, the President of the Russian Federation signed Decree No. 81 “On additional temporary economic measures to ensure financial stability in Russia”, pursuant to which with effect from March 2, 2022, a special procedure is introduced for residents in order to make certain transactions with foreign persons associated with foreign states (including their controlled persons) that commit unfriendly acts in relation to Russian legal entities and individuals, including for instance, transactions creating the right of ownership of securities made with persons of foreign states committing unfriendly acts (including their controlled persons).

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

Disclosure of Information

The Central Bank of Russia developed and adopted regulations “On the disclosure of information by issuers of securities” No. 714-P dated March 27, 2020 that arrange substantial changes to the system of disclosure of information. These regulations came into force on October 1, 2021. Regulations require us to make the following periodic disclosure and fillings:

●	disclosing issuer’s report every six and twelve months instead of posting quarterly reports. Pursuant to these new regulations, we do not have to disclose information about bank accounts, branches and representative offices, size and structure of our charter capital in the issuer’s report;
●	publishing any information (including inside information) concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain corporate events, such as mandatory or voluntary tender offers, record dates, certain changes in ownership and shareholding, filing of any material claim against us, obtainment or revocation of material licenses, entry into certain transactions, as well as shareholders’ and certain board of directors’ resolutions and certain information regarding our material subsidiaries;
●	disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations;
●	disclosing our charter and internal corporate governance documents on our website;

●	disclosing our annual report and annual financial statements prepared in accordance with RAS, as well as annual and interim financial statements prepared in accordance with IFRS;
●	posting on our website a list of our affiliated companies and individuals every six months instead of quarterly basis;
●	posting on our website a list of inside information; and
●	other information as required by applicable Russian securities legislation.

Moreover, according to the new regulations, for the preparation of the issuer's report, we will use IFRS for calculation of financial performance, and the most important information, including operational and financial performance and data about key contractors, will be disclosed on a consolidated basis by group.

However, the Decree of the Government of the Russian Federation dated March 12, 2022 No. 351 allows us not to disclose or disclose in a limited manner certain information until December 31, 2022.

General Shareholders’ Meetings

Procedure

The powers of a shareholders’ meeting are set forth in the Joint Stock Companies Law and in our charter. In a public joint stock company a shareholders’ meeting may not decide on issues that are not included in the list of its competence by the Joint Stock Companies Law. Among the issues which our shareholders have the power to decide on are:

●	charter amendments;
●	reorganization or liquidation;
●	election and removal of members of the board of directors;
●	determination of the amount of compensation for members of the board of directors;
●	determination of the number, par value, class/type of authorized shares and the rights granted by such shares;
●	changes in our charter capital in certain instances;
●	appointment and removal of our independent auditor and of the members of our Auditing Commission and Counting Commission if it is obligatory for the company to have the Auditing Commission;
●	participation in trade or industrial groups, or other associations of commercial entities;
●	approval of certain internal documents and corporate records;
●	distribution of profits and losses, including approval of dividends;
●	redemption by the company of issued shares in cases provided by the Joint Stock Companies Law; and
●	other matters, as provided for by the Joint Stock Companies Law and our charter.

Voting at a shareholders’ meeting is generally based on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders’ meeting. However, Russian law and our charter requires a three-quarters majority vote of the voting shares present at a shareholders’ meeting to approve the following:

●	charter amendments;
●	reorganization or liquidation;
●	consent or subsequent approval of major transactions involving assets in excess of 50% of the balance sheet value of the company’s assets calculated under RAS;
●	the number, par value, and category (type) of authorized shares and the rights granted by such shares;
●	repurchase by the company of its issued shares;
●	any issuance of shares or securities convertible into shares of common stock by private subscription;
●	issuance by open subscription of shares of common stock or securities convertible into common stock, in each case, constituting 25% or more of the number of issued and outstanding shares of common stock;
●	issuance by private subscription securities convertible into common stock;
●	increase of the charter capital through issuing additional shares by private subscription;
●	decrease of the charter capital through reduction of the par value of shares; or
●	filing of an application for delisting of our shares or securities convertible into shares.

Moreover, a ninety-five majority vote of the voting shares present at a shareholders’ meeting is required to approve the amendment of the public company’s charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares (i.e., transformation to a non-public company).

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

The annual shareholders’ meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

●	election of the members of the board of directors;
●	approval of the annual report and the annual financial statements, including the balance sheet and profit and loss statement;
●	approval of distribution of profits, including approval of dividends, and losses, if any;
●	appointment of an independent auditor; and
●	appointment of the members of the auditing commission.

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

Extraordinary shareholders’ meetings may be called by the board of directors on its own initiative, or at the request of the auditing commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request. The decision to call or reject the call for an extraordinary shareholders’ meeting shall be made by the board of directors within five days from the receipt date of the request and sent to the party that requested the meeting within three days after such a decision was made.

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

The following issues cannot be decided by a shareholders’ meeting by absentee ballot:

●	election of the members of the board of directors;
●	election of the auditing commission;
●	approval of a company’s independent auditor; and
●	approval of the annual report, the annual financial statements.

At the same time, the provision establishing these restrictions on holding a general meeting of shareholders in absentia was suspended until the end of 2021 due to the COVID-19 pandemic (Articles 2 and 3 of Federal Law No. 17-FZ dated February 24, 2021).

Moreover, in 2022, general meetings of shareholders, the agenda of which contains the above issues, could also be held in absentia (Article 2 of Federal Law No. 25-FZ dated February 25, 2022).

Notice and Participation

Pursuant to the Joint Stock Companies Law, persons registered in the register of shareholders and entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 21 days (or 30 days if the agenda includes an item on reorganization) prior to the date of the meeting, and such notification shall specify the agenda for the meeting.

However, Article 17 of the Federal Law No. 46-FZ dated March 8, 2022 set new rules for the notice until December 31, 2022 - shareholders and persons entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 35 days prior to the date of the meeting.

Moreover, according to these new provisions, we have to determine the date by which proposals on putting issues on the agenda of the general shareholders’ meeting and proposals on nominating candidates to the Board of Directors and other bodies of the company will be accepted from shareholders, but not less than 27 days prior the date of the general shareholders’ meeting.

However, if it is an extraordinary shareholders’ meeting to elect the board of directors, persons registered in the register of shareholders and entitled to participate in the general shareholder’s meeting must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders’ meeting.

If a nominal holder of the shares registers in the register of shareholders, then a notification of the shareholders’ meeting shall be sent to the nominal holder. The nominal holder must notify its clients in accordance with Russian legislation or an agreement with the client. The list of persons entitled to participate in a general shareholders’ meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the 10 days after the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 25 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the board of directors, not later than 55 days before the date of the meeting).

The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

●	by personally participating in the discussion of agenda items and voting thereon;
●	by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;
●	by submitting a written ballot reflecting the shareholders’ voting on the agenda items;
●	by delegating the right to submit such written ballot to an authorized representative; or
●	by sending information on their willingness to the nominee holder for further transfer to the registrar in accordance with the requirements of the Russian securities law.

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

The Joint Stock Companies Law requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company’s charter or a decision of the shareholders’ meeting. Our charter provides that our Board of Directors consists of at least seven members, which number may be increased pursuant to a decision of the general meeting of shareholders. In 2021, our Board of Directors consisted of nine members. Currently, our Board of Directors consists of eight members4.

4 One of our directors resigned as a Member of the Board of Directors of MTS.

The Joint Stock Companies Law prohibits a board of directors from acting on issues that fall within the competence of the general shareholders’ meeting. Our Board of Directors has the power to perform the general management of the company, and to decide, among others, the following issues:

●	determination of our business priorities;
●	approval of our annual plans, including financial plans;
●	capital participation, change of share and termination of capital participation in the commercial organizations (except in certain circumstances specified in our charter when these issues fall within the competence of the General Shareholders' Meetings or the Management Board as described in the paragraph below);
●	convening annual and extraordinary shareholders’ meetings, except in certain circumstances specified in the Joint Stock Companies Law;
●	approval of the agenda for the shareholders’ meeting and determination of the record date for shareholders entitled to participate in a shareholders’ meeting;
●	placement of our bonds and other securities in cases specified in the Joint Stock Companies Law;
●	determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint Stock Companies Law;
●	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint Stock Companies Law;
●	appointment and removal of our President and determination of the number of the members of our Management Board and their election;
●	formation of the Board of Directors committees;
●	determination of principles and approaches to risk management, internal control and audit within the company;
●	transfer of powers of the company’s CEO to a managing organization of an individual manager;
●	recommendations on the amount of the dividend and the payment procedure thereof;
●	recommendations on the amount of remuneration and compensation to be paid to the members of our Auditing Commission and on the fees payable for the services of an independent auditor;
●	use of our reserve fund and other funds;
●	approval of our internal documents, except for those documents whose approval falls within the competence of our shareholders or the president;
●	consent or subsequent approval of major and interested party transactions in certain cases provided for by the Joint Stock Companies Law;
●	increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstances specified in our charter;
●	approval of our share registrar and the terms of the agreement with it; and
●	other issues, as provided for by the Joint Stock Companies Law and our charter.

Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described therein. A board meeting is considered duly assembled and legally competent to act when a majority of elected directors is present.

According to our charter, an exception provides for the competence of the Board of Directors on the participation in the capital of commercial organizations: the decision on participation in "startups" can be made by the Management Board if: (i) the amount of the transaction is no more than U.S. dollars 2, 000, 000 (calculated at the exchange rate between the the ruble and the U.S. dollar quoted by the CBR for the date the decision is made), and (ii) the overall size of the acquired or sold share, taking into account the share that MTS already possess, is less than 50% of the charter capital of the “startup”. The criteria to determine whether the organization is a “startup” are defined by the decision of Board of Directors.

In the past, matters within the competence of our Board of Directors included all transactions on participation in the capital of companies, regardless of the size of the transaction or the size of the acquired or sold share. Since our digital transformation and development of a digital ecosystem actively involves innovative products created by external startups in the ecosystem, and recognizing that the speed of decision-making to invest in a startup is critical, the transfer of competence on investment and management of a portfolio of startups will allow to increase the speed of the decision-making by our level of management when working with startups, and will allow us to increase capitalization through minority investments in startups.

Our internal regulation “On the Board of Directors of Mobile TeleSystems Public Joint Stock Company” (the “Regulation”) was approved by the extraordinary shareholders’ meeting on September 30, 2021. In accordance with clause 2.2.2 of the Regulation, the members of the Board of Directors have the right to:

●	receive information regarding our operations;
●	propose issues to be discussed by the Board of Directors;
●	review the minutes of the Board of Directors meetings;
●	request to include in the minutes of the meetings their personal opinion concerning issues on the agenda and decisions made with respect thereto;
●	receive a remuneration and/or compensation of expenses related to the execution of their duties as members of the Board of Directors in accordance with decisions of the general shareholders’ meeting; and
●	be present at the general shareholders’ meeting and answer questions regarding our operations.

In accordance with clause 2.3.2 of the Regulation, the members of the Board of Directors must:

●	be loyal to the Company;
●	execute their duties in a confident and scrupulous manner;
●	act within their rights and duties in accordance with the goals and objectives of the Board of Directors;
●	not distribute confidential information concerning us and protect such information from unlawful and improper use and publishing, and not use such confidential information in their own or third parties’ commercial purposes;
●	participate in the work of the Board of Directors;
●	participate in the voting process during the Board of Directors meetings;
●	complete the tasks assigned by the Board of Directors;
●	evaluate the risks and consequences of the decisions made;

●	inform us on a timely basis about their participation in the management of other companies and changes in such participation;
●	restrain from voting on issues of personal interest;
●	inform the Board of Directors about future deals in which they may have a personal interest;
●	disclose information about the holding, disposal or acquisition of our shares and other securities;
●	restrain from actions, which could lead to a conflict between their personal and our interests; and
●	perform other responsibilities as provided by our charter and the Regulation.

Interested Party Transactions

Under the Joint Stock Companies Law, certain transactions are defined as “interested party transactions.” Such transactions include transactions involving a member of the board of directors, the company’s CEO, a member of the company’s management board), any person controlling the company, or any person who is able to give binding instructions to the company, if that person and/or that person’s spouse, parents, children, adoptive parents or children, full and half brothers or sisters and/or their controlled entities, is/are:

●	a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
●	controlling persons of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or
●	a member of any governing body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of any governing body of a management organization of such a company.

Pursuant to the Joint Stock Companies Law a “controlling person” is deemed to be a person (i) directly or indirectly controlling over 50% of the voting shares in another legal entity (on the basis of an instruction, a shareholders’ agreement or other agreements); or (ii) having the right to appoint the sole executive body or more than half of the governing body of a controlled entity. A controlled entity is understood to be a legal entity directly or indirectly controlled by the controlling entity.

Pursuant to the changes to the Joint Stock Companies Law, which entered into force on January 1, 2017, transactions defined as “interested party transactions” do not require a mandatory prior approval by disinterested directors or shareholders of the company. However, a company shall notify members of a board of directors, management board or shareholders (if all members of the board of directors are deemed interested or a board of directors is not formed in a company) of a contemplated interested party transaction not later than 15 days prior to execution of such transaction, and the company’s sole executive body, members of its board of directors and management board or a shareholder owning at least 1% of the company’s voting shares may request consent for such interested party transaction.

In public joint stock companies consent or subsequent approval of the transaction shall be granted (if requested by the sole director, a member of the management board, a member of the board of directors or a shareholder owning at least 1% of the company’s voting shares) by a majority of disinterested directors of the company which within one year prior to the decision:

(1)	did not act as persons performing functions of the sole executive body, including its executive manager, members of the company’s management board or members of the management bodies of the company’s managing organization;
(2)	did not have spouses, parents, children, adoptive parents and adopted children, full and half brothers and sisters acting as members of the company’s management bodies, members of the management bodies of the company’s managing organization or of its executive manager; and

(3)	did not control the company or the company’s managing organization (including its executive manager) or were not entitled to issue instructions binding on the company (collectively, “independent directors”).

Consent or subsequent approval by a majority of shareholders who are not interested in the transaction and are not controlled by interested persons shall be granted if:

●	the value of such transaction or a number of interrelated transactions is 10% or more of the balance sheet value of the company’s assets determined under RAS;
●	the transaction or a number of interrelated transactions involves a sale of common shares, in an amount exceeding 2% of the company’s issued common stock, or preference shares, in an amount exceeding 2% of the company’s issued stock, unless the charter of a company provides for a lesser amount of shares;
●	the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or
●	the number of directors who are not interested in the transaction and meet the requirements established by clause 3, Article 83 of the Federal Law “On Joint Stock Companies” becomes less than two, unless the charter of a company provides for a higher quorum for a board of directors meeting on this issue.

Consent or subsequent approval of interested party transactions is not required nor can be requested in the following instances:

●	the transactions are concluded in the ordinary course of business, provided that the company has concluded similar transactions with disinterested parties on substantially similar terms over a long time;
●	the company has only one shareholder that simultaneously performs the functions of the company’s CEO;
●	all shareholders owning voting shares of the company are deemed interested in such transactions and there are no other persons interested in such transactions;
●	the transactions constitute the issuance of shares or securities convertible into shares, including by way of subscription;
●	the transactions constitute the issuance of bonds by public subscription or repurchase of bonds;
●	the transactions arise from the repurchase, whether mandatory or not, by the company of its issued shares;
●	the transactions constitute transfer of assets within the framework of reorganization, in particular under merger and accession agreements; or
●	the transactions are mandatory for the company pursuant to Russian law and must be concluded on the basis of fixed prices and tariffs adopted by a competent state body;
●	the transactions are public agreements which terms are similar to other public agreements executed by the company;
●	the transactions constitute the agreements set out by certain provisions of the Federal Law of the Russian Federation No. 35 “On Electricity Power” dated 26 March 2003;
●	the transactions concluded on the same terms as preliminary contracts previously approved as interested party transactions;
●	the transactions concluded in an open tender, if such tender terms were previously approved by the Board of Directors;
●	the value of the transaction or the subject matter under the transaction does not exceed 0.1% of the company’s balance sheet assets calculated according to RAS and it also does not exceed the threshold set out by the CBR for these purposes.

Major Transactions

The Joint Stock Companies Law defines a “major transaction” as a transaction, or a number of interrelated transactions entered into beyond the ordinary course of business connected with the direct or indirect acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property (including intellectual property) having a value of 25% or more of the balance sheet value of the assets of a company determined under RAS, as well as in other cases provided by the Joint Stock Company Law.

Consent or subsequent approval of major transactions is not required nor can be requested in the following instances:

●	the company has only one shareholder that simultaneously performs the functions of the company’s CEO;
●	the transactions involving the placement of common stock, or securities convertible into common stock or transactions involving services provided in connection with such placements;
●	the transactions constitute transfer of assets within the framework of reorganization, in particular under merger and accession agreements;
●	the transactions to be executed by the company pursuant to the federal laws and/or other regulations of the Russian Federation and priced in accordance with the regulations of the Russian government or other federal bodies authorized by the Russian government;
●	the transactions are public agreements which terms are similar to other public agreements executed by the company;
●	the transactions arising from a mandatory tender offer to purchase company’s issued shares or securities convertible to shares;
●	the transactions concluded on the same terms as the preliminary contracts previously approved as major transactions.

Major transactions involving assets having a value ranging from 25% to 50% of the balance sheet value of the assets of a company determined under RAS require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders’ meeting.

Major transactions involving assets having a value in excess of 50% of the balance sheet value of the assets of a company determined under RAS require a three-quarters majority vote of a shareholders’ meeting.

Change in Control

Anti-takeover Protection

Russian legislation requires the following:

●	A person intending to acquire more than 30% of a public joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares (the “voluntary offer”).
●	A person that has acquired more than 30% of a public joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class (the “mandatory offer”) and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted average market price of the shares over the six month period before the filing of the offer with the CBR as described below, if the shares are publicly traded, or on a price supplied by an appraiser if the shares have no or insufficient (less than six months) trading history. The public tender offer price may not be less than the highest price at which the offeror or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. From the moment of acquisition of more than 30%

of the shares until the date the offer was sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% of the company’s ordinary shares and voting preferred shares (regardless of the size of their actual holdings). These rules also apply to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s issued ordinary shares and voting preferred shares.
●	A person that as a result of an offer described in either of the preceding paragraphs becomes (individually or with its affiliates) the owner of more than 95% of the company’s ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at the price determined in the manner described in the preceding paragraph but not less than (i) the price of the preceding acquisition of the company’s relevant securities under an offer described in either of the preceding paragraphs as a result of which the offeror and its affiliates acquired over 95% of the company’s ordinary shares and voting preferred shares; or (ii) the highest price at which after the expiration date of an offer described in either of the preceding paragraphs the offeror or its affiliates purchased or undertook to purchase the relevant securities.
●	An offer of the kind described in either of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the CBR; otherwise, notice must be filed with the CBR no later than the date of the offer. The CBR may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.
●	Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company’s shareholders’ meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of interested party and certain major transactions, and on certain other significant matters.

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

According to the amendments made by the Federal law No. 275-FZ dated October 5, 2015 starting from January 5, 2016 the regulations in relation to the abovementioned register were repealed and only the combined value of assets or combined annual revenues of the companies involved in the transaction is taken in account. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate and are determined to have abused this position, the FAS may be entitled to regulate our subscriber tariffs and impose certain restrictions on our operations.”

Strategic Industries Law

Pursuant to the Strategic Foreign Investment Law, investments resulting in a foreign entity or a group of entities receiving control over a company with strategic importance for the national defense and security of the Russian Federation (a “strategic company”) or acquisition of fixed production assets of a strategic company having value of at least 25% of its assets calculated under RAS require prior approval from the state authorities. The procedure for issuing such consent involves a special governmental commission on control of foreign investments, which was established by the Resolution of the Government of Russia dated July 6, 2008 as the body responsible for granting such consents, and the FAS, which is authorized to process applications for consent from foreign investors. For the purposes of the Strategic Foreign Investment Law “control” means an ability to determine, directly or indirectly, decisions taken by a strategic company, whether through voting at the general shareholders’ (participants’) meeting of the strategic company, participating in the board of directors or management bodies of the strategic company, or acting as the external management organization of the strategic company, or otherwise. As a result, “control” will generally be deemed to exist if an entity or a group of entities acquires more than 50% of the shares (or participation interest in share capital) of a strategic company, or if through a contract or securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a strategic company.

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

Moreover, the Russian prime minister, who acts as President of the Commission, is entitled to impose an obligation of prior approval in regard of any transaction involving a Russian enterprise, regardless of whether such enterprise operates within a “strategic” industry or not. The decision of the Commission President has to be sent to the investor by the FAS within three business days. Upon receipt the investor will need to file the necessary application with the FAS to obtain approval. Failure to comply will result in penalties set out by the legislation.

In addition, foreign investors are required to notify the FAS about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of a strategic company and other transactions or other actions preapproved in accordance with the Strategic Foreign Investment Law.

See also “Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The Strategic Foreign Investment Law imposes certain restrictions on us and our existing and potential foreign shareholders, which could have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

As of December 31, 2021 we were not party to any contracts considered material to our financial results or operations except for loan agreement with MTS International Funding Limited relating to the issued loan participation notes and ruble bonds issued. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

D.	Exchange Controls

The Federal Law on Currency Regulation and Currency Control which came into effect on June 18, 2004 sets forth certain restrictions on settlements between residents of Russia with respect to operations involving foreign securities (including ADSs), including requirements for settlement in Russian rubles.

Repatriation of Export Proceeds

Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing, Ruble-nominated transactions etc.). Pursuant to the February 28 Decree, Russian residents that participate in foreign economic activities shall sell 80% of foreign currency credited from January 1, 2022, to their accounts in Russian banks under foreign trade contracts with nonresidents not later than 3 business days from the effective date of the February 28 Decree.

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

Additionally, the benefits under the United States—Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States—Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States—Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

Treaty benefits may be potentially available to U.S. tax residents that are not subject to limitations on treaty benefits under the treaty, do not operate through a permanent establishment in Russia and are foreign legal entities (i.e., a legal entity or organization in each case not organized under Russian law) or individuals not considered Russian tax residents under Russian law. Under current Russian law, the Russian tax residency for entities is generally determined based on the place of management of this entity; for individuals is generally determined based on the number of days a person spends in Russia in a 12-month rolling period. Law specifies that an individual present in Russia for an aggregate period of 183 days in any consecutive 12-month period will be considered as a tax resident. Since tax year in Russia is a calendar year the final tax residency status of an individual taxpayer shall still be defined for a whole calendar year by counting the days spent in Russia within that relevant calendar year. Accordingly, to be considered a Russian tax resident, the taxpayer should spend at least 183 days in Russia in a calendar year. The following discussion is based on:

●	Russian tax legislation; and

●	the United States—Russia income tax treaty (and judicial and administrative interpretations thereof by the Russian authorities).

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

Specific uncertainties associated with the tax treatment of ADS holders

The Russian tax rules in relation to ADS holders (that would affect U.S. holders) are characterized by significant uncertainties and limited interpretive guidance. Recent amendments to the tax rules have clarified the status of the ADS holders as beneficial owners of the income from the underlying shares by establishing that the custodian holding the depositary account with the shares underlying the ADSs acts as the tax agent and determines amounts of the withholding tax based on the information about the ADS holders and their tax residency status as provided by the depositary. However, the application of the baseline tax rate for ADS holders and any double tax treaty relief is available only if the tax treaty residence of the holder is provided to the custodian along with the other information prescribed by the Russian Tax Code. In relation to ADS holders such information is to be provided by the ADS holders to the depositary, who relays it to the custodian, who acts as the tax agent and withholds the taxes when making transferring the dividends to the depositary. It is currently unclear how the depositary will collect the necessary information from ADS holders. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States—Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

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

Taxation of Dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate. The tax burden may be reduced to 5% or 10% under the United States—Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning 10% or more of the company’s voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company’s voting shares. These reduced tax rates may apply if the information required by the Russian Tax Code, is presented to the tax agent fully and in time; otherwise, the tax agent is required to use the baseline tax rate established by the Russian Tax Code, or the tax rate set by the applicable tax treaty, not taking into account the percentage of share in Charter Capital, the amount of investment, or term of ownership, whichever is appropriate. See also “—United States—Russia Income Tax Treaty Procedures.”

From a practical perspective, it may have not been possible for the depositary to collect the necessary information from all ADS holders and submit the relevant information to the custodian. Therefore, with respect to legal entities or organizations who are U.S. holders, the custodian may be obligated to withhold income tax at a rate of 15% from dividend payments made to the depositary, unless the information on the ADS holder (including the amount of ADSs and shares held and holder’s tax residency) is provided to the depositary and thereafter to the custodian within 7 days of the date on which the shareholders entitled to dividend payout are determined according the relevant decision of the general shareholders meeting. The same amendments described above under “Specific uncertainties associated with the tax treatment of ADS holders” have also introduced an expedited refund process whereby the information regarding the ADSs not provided to the custodian can be submitted within 25 days of the date of the payment of the dividends to the depositary in order for the custodian to refund the difference between the increased 15% tax rate used and the tax rate the respective ADS holders are entitled to according to their tax residency, however this process is new and not tested and it is unclear how it will work in practice. Although non resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “—United States—Russia Income Tax Treaty Procedures.”

If the appropriate information is not provided to the depositary for transfer to the custodian in a timely manner, the custodian may have to withhold tax at the 15% rate, and U.S. holders that are legal entities qualifying for a reduced rate under the United States—Russia income tax treaty then may file claims for a refund within three years with the Russian tax authorities.

With respect to individuals who are U.S. holders of ADSs and who are Russian tax non-residents, the custodian may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. Reduced tax rates may apply if the information required by the Russian Tax Code is presented to the tax agent fully and in time; otherwise, the tax agent is required to use the baseline tax rate established by the Russian Tax Code, or tax rate set by the applicable tax treaty, not taking into account the percentage of share in Charter Capital, the amount of investment, or term of ownership, whichever is appropriate. Where withholding of personal income tax is not performed, individuals who are U.S. holders of ADSs will then be required to submit an annual personal tax return to the Russian tax authorities and pay Russian income tax at a rate of 15% as under Russian law an individual should report on his or her tax liabilities in case the relevant tax was due but not withheld by a tax agent from the relevant payment. When submitting the tax return, individuals who are U.S. holders may claim an application of the reduced rates of withholding tax established by the relevant treaty, provided that the procedures described in “—United States—Russia Income Tax Treaty Procedures” are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome.

For individuals claiming treaty relief, the documents substantiating the right for treaty benefits should be submitted to the Russian tax authorities within one year after the end of the year to which these benefits relate. In practice, where withholding is performed, the tax authorities may refuse to refund or credit any portion of the 15% tax withheld from payment of dividends to the depositary and, therefore, it is possible that individuals who are U.S. holders may be subject to up to a 15% effective tax rate (general tax rate for Russian tax non-residents) on their share of dividends.

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

Under the United States—Russia income tax treaty, capital gains from the sale of shares and/or ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term “fixed assets” is used in the Russian version of the treaty) were to consist of immovable property located in Russia.

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

Under the United States—Russia income tax treaty, capital gains from the sale of the ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term “fixed assets” is used in the Russian version of the United States—Russia Tax Treaty) were to consist of immovable property located in Russia. If this 50% threshold is not met, individuals who are U.S. holders may seek to obtain the benefit of the United States—Russia income tax treaty in relation to capital gains resulting from the sale, exchange or other disposition of the ADSs.

In order to apply the provisions of the United States – Russia income tax treaty, the individual holders should receive clearance from the Russian tax authorities as described below. See “—United States—Russia Income Tax Treaty Procedures” below.

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

Recent amendments to the Russian Tax Code have established additional requirements to the reimbursement procedure referred to above, identifying further documents that need to be provided to the tax authorities. These include: 1) a document confirming the rights of the ADS holder to the ADS as of the date on which the shareholders entitled to the dividend payout are set according to the relevant decision of the General shareholders meeting, 2) a document evidencing the actual amount of income received by the ADS holder, 3) a document with information about the custodian that transferred the dividend amounts to the depositary, and 4) documents confirming the ADS holder’s compliance with the requirements of the Tax Code and/or the relevant income tax treaty provisions necessary for application of a reduced rate. The above requirements refer not only to ADS, but also to securities in general. In addition to the documents listed above, tax authorities may require more information and documents. Decision on refund is to be taken by the tax authorities within six months. The procedures referred to above are new and no assurance can be given that the custodian will be able to apply the respective double tax treaties when paying dividends to non-resident holders or that ADS holders would be successful in receiving relevant tax refunds.

Neither the depositary nor us has or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

Certain United States Federal Income Tax Consequences

The following is a general description of certain material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs that is an individual who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to United States federal income tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (in each case, a “U.S. Holder”). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), and the Convention Between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect To Taxes on Income and Capital, in force as of December 16, 1993 (the “United States—Russia income tax treaty”), all as publicly available and in effect as of the date of this document. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of ADSs, or that any such contrary position would not be sustained by a court. If an entity or arrangement treated as a partnership for United States federal income tax purposes is an owner of ADSs, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, entities or arrangements treated as partnerships for United States federal income tax purposes that hold ADSs and partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

●	an insurance company;
●	a tax-exempt organization;
●	a financial institution;
●	a person subject to the alternative minimum tax;
●	a person who is a broker-dealer in securities or a trader subject to a mark-to-market election;
●	a S corporation;
●	a partnership, a pass-through entity or arrangement, a person holding ADSs through a partnership or other pass-through entity or arrangement;
●	an expatriate subject to Section 877 of the Code;
●	a holder that is not a U.S. Holder;
●	an investor that has a functional currency other than the U.S. dollar;
●	a regulated investment company;
●	a real estate investment trust;
●	an owner, directly, indirectly or by attribution, of ADSs (alone or together with shares) representing 10% or more of the outstanding shares of our stock (by vote or value); or
●	an owner holding ADSs as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is limited to U.S. Holders holding ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below does not address the effect of the Medicare contribution tax on “net investment income” or of any United States state or local tax law or any non-U.S. tax law. This discussion also does not address any tax consequences relating to the direct ownership of common stock.

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

Taxation of Distributions on ADSs

Subject to the passive foreign investment company rules described below, for United States federal income tax purposes, the gross amount of a distribution, including any amount withheld in respect of Russian taxes, paid by us with respect to ADSs will be treated as a taxable foreign source dividend on the date of actual or constructive receipt by the depositary to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. If you are a non corporate U.S. Holder such dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) certain holding period requirements are satisfied, (2) either (a) our ADSs are readily tradable on an established securities market in the United States (such as the New York Stock Exchange) or (b) we are eligible for the benefits of the United States—Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company” (as discussed below). We believe we are eligible for the benefits of the United States—Russia income tax treaty. Distributions with respect to ADSs in excess of our current and accumulated earnings and profits (computed in accordance with United States federal income tax principles) will be applied against and will reduce your tax basis in such ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ADSs. You should be aware that we do not intend to calculate our earnings and profits in accordance with United States federal income tax principles and, unless we make such calculations, you should assume that any distributions with respect to ADSs generally will be treated as a dividend, even if such distributions would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ADSs, which is generally available for dividends paid by U.S. corporations. U.S. Holders are strongly urged to consult their tax advisors as to the United States federal income tax treatment of any distribution received with respect to ADSs.

The amount of any distribution paid in rubles will equal the U.S. dollar value of such rubles, calculated using the exchange rate in effect on the date of actual or constructive receipt by the depositary, regardless of whether the payment is actually converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period from the date of receipt by the depositary to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes. Additionally, you may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States—Russia income tax treaty to the extent the U.S. dollar value of the refunded rubles differs from the U.S. dollar value of that amount of rubles on the date of receipt of the underlying distribution.

Russian withholding tax at the rate applicable to you (taking into account any entitlement to a reduced rate under the United States—Russia income tax treaty) should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, may be eligible for credit against your United States federal income tax liability or, at your election, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the rate applicable to you, you may not be entitled to a foreign tax credit (or deduction) for the excess amount, even though the procedures for claiming refunds for such Russian taxes and the practical likelihood that refunds will be made available in a timely fashion are uncertain (as described above under “Certain Russian Tax Consequences”). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For United States foreign tax credit purposes, a dividend distribution with respect to the ADSs will be treated as foreign source “passive category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your tax advisors with respect to those rules.

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

Gain or loss recognized on the sale of ADSs will generally be treated as U.S. source income or loss for United States foreign tax credit purposes. The use of any foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your tax advisors as to the availability of tax credits for any Russian taxes imposed on the sale of ADSs.

Passive Foreign Investment Company Considerations

A non-U.S. corporation generally will be a passive foreign investment company (a “PFIC”), in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through” rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its total assets is attributable to assets which produce passive income or are held for the production of passive income.

We do not believe that we were a PFIC for the year ended December 31, 2020, or for the year ended December 31, 2021. However, our possible status as a PFIC must be determined annually and requires a factual determination that depends on, among other things, the nature and composition of our income, assets and activities for the entire taxable year. Moreover, the value of our total assets for PFIC purposes is generally determined based on the market price of our ADSs, which is subject to potentially significant fluctuation. Therefore, our possible status as a PFIC may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the possible application of the PFIC rules to your investment in the ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale or exchange of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Financial Asset Reporting

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The documents that are exhibits to or incorporated by reference in this document can be obtained from the SEC website at www.sec.gov. Our electronic filings are available at the SEC website www.sec.gov. Information about MTS is also available on the Internet at www.ir.mts.ru Information included in our website does not form part of this document.

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

Interest Rate Risk

We are exposed to variability in cash flow primarily related to our variable interest rate debt and exposed to fair value risk related to our fixed rate notes. As of December 31, 2021, RUB 193,950 million, or 41.87% of our total indebtedness, excluding lease obligations, was variable interest rate debt, while RUB 269,307 million, or 58.13% of our total indebtedness, excluding lease obligations, was fixed interest rate debt.

The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2021.

Contractual Maturity Date as of December 31, 2021:

									Annual
									interest rate
									(Actual
									interest rate at
									December 31,
Indebtedness	Currency	2022	2023	2024	2025	2026	Thereafter	Total	2021)

	(amounts in millions of RUB)
Variable debt
VTB	RUB	—	—	25,000	30,000	—	—	55,000	9.00%
VTB	RUB	—	—	—	45,000	—	—	45,000	9.75%
VTB	RUB	—	—	—	15,000	15,000	—	30,000	9.15%
Sberbank	RUB	—	—	30,000	—	—	—	30,000	9.55%
Sberbank	RUB	10,000	10,000	—	—	—	—	20,000	9.69%
Sberbank	RUB	10,000	—	—	—	—	—	10,000	9.63%
VEB	RUB	—	—	754	1,256	—	—	2,010	3.27%
ZTV	RUB	1,940	—	—	—	—	—	1,940	8.50%
Total variable debt		21,940	10,000	55,754	91,256	15,000	—	193,950
Weighted average interest rate		9.32%	9.29%	9.27%	9.29%	9.15%	—	7.72%
Fixed‑rate notes
MTS International Notes due 2023	USD	—	33,309	—	—	—	—	33,309	5.00%
MTS PJSC Notes due 2022	RUB	15,000	—	—	—	—	—	15,000	7.70%
MTS PJSC Notes due 2025	RUB	—	—	—	15,000	—	—	15,000	8.00%
MTS PJSC Notes due 2023	RUB	—	15,000	—	—	—	—	15,000	6.85%
MTS PJSC Notes due 2027	RUB	—	—	—	—	—	15,000	15,000	6.60%
MTS PJSC Notes due 2022	RUB	10,000	—	—	—	—	—	10,000	9.00%
MTS PJSC Notes due 2025	RUB	—	—	—	10,000	—	—	10,000	7.25%
MTS PJSC Notes due 2024	RUB	—	—	10,000	—	—	—	10,000	8.70%
MTS PJSC Notes due 2026	RUB	—	—	—	—	10,000	—	10,000	7.90%
MTS PJSC Notes due 2022	RUB	10,000	—	—	—	—	—	10,000	6.45%
MTS PJSC Notes due 2022	RUB	10,000	—	—	—	—	—	10,000	5.50%
MTS PJSC Notes due 2023	RUB	—	9,930	—	—	—	—	9,930	6.50%
MTS PJSC Notes due 2024	RUB	—	—	7,500	—	—	—	7,500	8.60%
MTS PJSC Notes due 2027	RUB	—	—	—	—	—	7,000	7,000	6.60%
MTS PJSC Notes due 2022	RUB	5,000	—	—	—	—	—	5,000	8.40%
MTS PJSC Notes due 2026	RUB	—	—	—	—	5,000	—	5,000	6.60%
MTS PJSC Notes due 2024	RUB	—	—	4,350	—	—	—	4,350	6.50%
MTS PJSC Notes due 2031	RUB	—	—	—	—	78	—	78	6.25%
MTS PJSC Notes due 2022 (V series)	RUB	12	—	—	—	—	—	12	0.25%
Fixed‑rate bank loans
Sberbank	RUB	39,000	31,000	5,000	—	—	—	75,000	5.99%
Ekvant	RUB	37	36	28	—	—	—	101	0.00%
Maind Kraft	RUB	59	—	—	—	—	—	59	5.10%
NVision Group	RUB	18	6	4	—	—	—	28	8.70%
Naksay AO	RUB	10	5	—	—	—	—	15	8.86%
Cisco	RUB	152	80	—	—	—	—	232	6.38%
Cisco	RUB	291	307	—	—	—	—	598	5.38%
Cisco	RUB	48	51	26	—	—	—	125	5.75%
Cisco	RUB	84	91	97	—	—	—	272	7.05%
Cisco	RUB	102	110	119	—	—	—	331	7.70%
Cisco	RUB	169	184	—	—	—	—	353	8.75%
Vinnikom Tech	RUB	6	6	—	—	—	—	12	8.25%
Total fixed debt[1]		89,988	90,116	27,125	25,000	15,078	22,000	269,307
Weighted average interest rate		6.66%	6.62%	7.42%	7.25%	6.95%	6.60%	6.92%

(1)Totals may add up differently due to rounding

We would have experienced an additional interest expense of approximately RUB 1,523 million on an annual basis as a result of a hypothetical increase in variable rates by 1% over the current rate as of December 31, 2021. Since a linear dependence is applicable, a hypothetical increase in variable rate by each additional 1% would have caused a same additional interest expense of approximately RUB 1,523 million on an annual basis. The rates of EUR and USD as of December 31, 2021 were used in these calculations. We would have experienced an additional interest expense of approximately RUB 1,166 million on an annual basis as a result of a hypothetical increase in variable rates by 1% over the current rate as of December 31, 2020. The rates of EUR and USD as of December 31, 2020 were used in calculations. The increase in an additional interest expense on an annual basis as a result of a hypothetical increase in variable rates by 1% as of December 31, 2021 as compared to December 31, 2020 is mainly related to the increase in total variable debt.

The fair value of our publicly traded fixed-rate notes as of December 31, 2021, ranged from 91.80% to 103.89% of the notional amount. As of December 31, 2021, the difference between the carrying value and the fair value of other fixed rate debt, including lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 24 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

The table below presents a summary of our cross-currency interest rate swap agreements:

			Mark to
			Market Value
		Notional	as of
		amount (at	December 31,
Type of derivative	Maturity	inception)	2021

		(amounts in millions of Rubles)
Cross‑currency Interest Rate Swap Agreements
Swap agreements with Sberbank to pay a fixed rates of 8.29% to 8.3125% and receive a variable interest rate of 6m LIBOR	June 2024	4,410	424
Swap agreements with Rosbank to pay a fixed rates of 7.924% to 8.2965% and receive a variable interest rate of 6m LIBOR	June 2024	8,499	912
Swap agreements with VTB bank to pay a variable Central Bank key rate (not less than 7%) + (−0.02%)−0.575% and receive a fixed interest rate of 5%	May 2023	20,841	3,291

Foreign Currency Risk

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2017	60.75	55.85	58.10	57.60
2018	69.97	55.67	62.71	69.47
2019	69.47	61.72	64.74	61.91
2020	80.88	60.95	72.15	73.88
2021	77.77	69.55	73.65	74.29
(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per
	U.S. dollar
	High	Low
July 2021	75.20	72.72
August 2021	74.36	72.79
September 2021	73.44	72.43
October 2021	72.92	69.55
November 2021	75.59	70.52
December 2021	74.89	73.19
January 2022	78.95	74.29
February 2022	86.93	74.72
March 2022(1)	120.38	84.09

Source: CBR.

(1)	For the period from March 1, 2022 to March 31, 2022.

The exchange rate between the ruble and the U.S. dollar quoted by the CBR for March 31, 2022 was 84.09 rubles per U.S. dollar.

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

We would experience a currency exchange loss of RUB 1,713 million on our U.S. dollar denominated net monetary assets as a result of a hypothetical 30.0% increase in the ruble/manat/dram/sum to U.S. dollar exchange rate at December 31, 2021. We would experience a currency exchange loss of RUB 2,024 million in the fair value of our euro denominated net monetary assets as a result of a hypothetical 30.0% increase in the ruble/manat/dram to euro exchange rate at December 31, 2021. Since a linear dependence is applicable, an additional hypothetical 30.0% increase in the ruble/manat/dram/sum to U.S. dollar or euro exchange rate at December 31, 2021 would have caused additional currency exchange loss as stated above. We are unable to estimate future loss of earnings as a result of such changes. The change of a currency exchange gain on our U.S. dollar denominated net monetary assets as a result of a hypothetical 30.0% increase in the ruble/manat/dram/sum to U.S. dollar exchange rate at December 31, 2020 into a loss at December 31, 2021 mainly relates to a change in our net monetary assets.

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
• depositary or its custodian’s compliance with applicable law, rule or regulation;
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

•    any other charge payable by depositary or its agents including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of the shares or other deposited securities

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

Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2021, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of our assets;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our Board of Directors;
●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013).

As a result of management’s evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2021 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited and assessed as effective by independent registered public accounting firm Deloitte & Touche CIS, who has also audited and reported on our consolidated financial statements.

There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

(c)	Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Mobile TeleSystems PJSC and its subsidiaries (the “Group”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Group and our report dated March 1, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

March 1, 2022

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

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that Thomas Holtrop and Nadia Shouraboura are “audit committee financial experts” as defined in Item 16A of Form 20-F. Mr. Holtrop is “independent” as defined in Rule 10A-3 under the Exchange Act and current New York Stock Exchange listing rules applicable to us. For a description of Mr. Holtrop’s and Mrs Nadia Shouraboura’s experience, please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Key Biographies.”

Item 16B.  Code of Business Conduct and Ethics

MTS strives to comply with applicable legal requirements and leading international practices, and therefore periodically updates its compliance policies and procedures. As one of fundamental documents of the Company, the Code of Business Conduct and Ethics (hereinafter referred to as the Code) was updated in 2021 and has undergone significant changes.

The provisions of the Code apply to all employees and directors of MTS (regardless of position, duties, length of service and place of work), including all subsidiaries, affiliates and joint ventures. The Company also strives to ensure compliance with the Code by affiliated companies, in respect of which MTS does not exercise control, as well as by partners and counterparties.

The content of the Code covers the following main topics relevant to all groups of MTS stakeholders:

1.	MTS Values and Principles (introduction on behalf of the Management Board of MTS).

MTS business strategy is based, among other things, on building stable value relationships with customers and other stakeholders, in connection with which the Code formulates the principles and values that guide the Company in achieving its goals.

2.	Consultations.

The Code contains ways to get advice if there are questions about the topics covered in the Code, doubts about whether a situation is regulated by the Code or whether it is a violation thereof.

3.	Responsible business practice (ethics of making business decisions in MTS).

The Code cannot describe all kinds of situations regulated by the Code, however, the Code offers a kind of universal algorithm for making business decisions by persons to whom the Code applies.

4.	Compliance with laws (anti-corruption legislation, internal labor regulations, information security and data protection, insider, intellectual property protection, asset protection and reliable reporting).

The Code is a unified regulatory and ethical standard of regulation within the MTS Group and includes various regulatory requirements applicable to the Company's activities. In terms of compliance with legal requirements, the Company's Code contains, at a minimum, references to policies and procedures governing certain business processes relevant to the entire MTS ecosystem.

5.	Principles of sustainable development (quality of life and service, innovation).

The company adheres to the principles of sustainable development: it conducts business ethically, takes responsibility for the consequences of its decisions and its activities, as well as for the impact of these consequences on society.

6.	Reporting violations, prohibition of retalitation.

In the new version of the Code, the Company has made changes in terms of feedback and the operation of a hotline: the number of channels for appeals has been increased; all appeals are registered by an external independent provider; the possibility of submitting anonymous messages is available. At the same time, the Company strongly supports the culture of open dialogue and guarantees protection from retalitation to persons in case of a conscientious report of a problem or violation.

In order to ensure the effectiveness of the Code, the Company uses a language that is simple and understandable to all stakeholders, an interactive format, provides easy access to the Code, other compliance policies and procedures of the Company on its open resources (internal and external), and also conducts periodic training in accordance with the requirements of the Code.

A copy of our Code of Business Conduct and Ethics is available on our website at http://ir.mts.ru/.

Item 16C.  Principal Accountant Fees and Services

AO Deloitte & Touche CIS (PCAOB ID No. 1341) has served as our Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2021 and 2020 for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by AO Deloitte & Touche CIS and its affiliates in 2021 and 2020, respectively.

	Year ended
	December 31,
	2021	2020

	(in thousands of
	Russian rubles)
Audit Fees	179,845	155,895
Audit‑Related Fees	1,500	2,450
Tax Fees	—	840
All Other Fees	3,300	3,490
Total	184,645	162,675

Audit Fees

The Audit Fees for the years ended December 31, 2021 and 2020 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with IFRS, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with IFRS, statutory audits.

Audit-Related Fees

The Audit-Related Fees for the years ended December 31, 2021 and 2020 primarily relate to agreed-upon procedures engagement.

Tax Fees

The Tax Fees for the year ended December 31, 2020 include the fees principally related to tax compliance services.

All Other Fees

All Other Fees for the year ended December 31, 2021 primarily relate to advisory and training services; for the year ended December 31, 2020 – to quality assessment services, due diligence services and agreed-upon procedures engagement on non-financial information.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of AO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of AO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2021. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(C)(1).

Item 16D.  Exemption from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2020, MTS completed the share repurchase plan announced on March 31, 2020. In total, the Company’s wholly-owned subsidiary Bastion LLC acquired 45,501,316 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 2.28% of share capital issued by MTS. The following table represents the amount of MTS ordinary shares (including ordinary shares represented by ADSs) repurchased in 2020. No shares have been repurchased in January-March.

			Shares repurchased
	Total number of shares		under publicly
Month	repurchased	Average Price	announced plans
April	2,773,903	298.6	777,500
May	778,144	308.5	778,144
July	2,585,030	322.7	2,585,030
August	7,442,481	333.3	7,442,481
September	9,444,600	339.9	9,444,600
October	10,514,993	334.9	10,514,993
November	10,736,018	321.0	10,736,018
December	4,522,550	320.0	3,222,550
Total	48,797,719		45,501,316

In July, MTS completed the RUB 15 bn share repurchase plan announced on March 31, 2021. In total, the Company’s wholly-owned subsidiary Bastion LLC acquired 45,401,921 shares of Common Stock (including shares of Common Stock represented by ADSs) under the plan, representing 2.27% of share capital issued by MTS. The following table represents the amount of MTS ordinary shares (including ordinary shares represented by ADSs) repurchased in 2021. No shares have been repurchased in January, February, and August-November.

			Shares repurchased
	Total number of shares		under publicly
Month	repurchased	Average Price	announced plans
March	633,266	316	—
April	6,096,878	318	6,096,878
May	25,761,793	325	15,955,872
June	15,455,605	334	15,455,605
July	7,893,566	342	7,893,566
December	9,467,502	327	—
Total	65,308,610		45,401,921

See also “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

We are a company organized under the laws of the Russian Federation and qualify as a foreign private issuer as such term is defined in Rule 3b-4 of the Exchange Act. In accordance with the NYSE corporate governance rules, listed companies that are foreign private issuers are permitted in some circumstances to follow home country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, foreign private issuers listed on the NYSE must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies listed on the NYSE. With regard to our corporate governance practices, these differences can be summarized as follows:

•

For U.S. companies, the NYSE standards require that a majority of directors be independent, as determined by the board. Russian law does not require that a majority of our directors be independent. Of our eight directors, five have been determined by the board to be independent in accordance with the independence standards set forth in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual. In 2021, our Board of Directors consisted of nine members and six of them were independent. Currently, due to resignation of one of our directors, our Board of Directors consists of eight members and five of them are independent.

•

For U.S. companies, the NYSE standards require that the audit committee have a minimum of three members. Russian law does not contain such a requirement. Our audit committee is comprised of four members.

•

For U.S. companies, the NYSE standards require that non-management directors meet at regularly scheduled executive sessions without management. Russian law does not contain such a requirement. However, our audit committee and remuneration and nomination committee are comprised of independent directors, who meet on a regular basis in connection with their work on these committees.

•

For U.S. companies, the NYSE standards require that listed companies have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities, as well as annual performance evaluations of the committee.

We do not currently have a nominating/corporate governance committee. We have a committee on corporate governance and environmental & social responsibility comprising of directors and members of management that is responsible for developing and implementing standards related to environmental, societal, and governance factors (ESG), including making recommendations to the Board of Directors on developing our strategy in the area of corporate governance. This committee is also responsible for conducting annual performance evaluations of the Board of Directors.

We also have a remuneration and nomination committee comprising of four independent directors. This committee functions pursuant to bylaws approved by the Board of Directors specifying the committee’s purpose, duties and responsibilities. The committee is primarily responsible for recommending appointments to key managerial positions, developing a set of requirements and criteria for directors and management executives and developing a remuneration structure and compensation levels for the Board of Directors and management executives (including the CEO).

•

For U.S. companies, the NYSE standards require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions. Under Russian law, such approval from shareholders is is required only in relation to compensation of directors. As of today, we do not have an equity compensation plan for our Board of Directors. Our equity compensation plans for our officers and managers, and material revisions thereto are currently approved by the Board of Directors.

•

For U.S. companies, the NYSE standards require the adoption and disclosure of corporate governance guidelines addressing certain subjects. Our corporate governance guidelines are consistent with what is required under Russian law and are set forth in our Charter, in the bylaw on our Board of Directors and in the bylaws of our various committees.

We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other New York Stock listing rules. Following our home country governance practices may provide less protection than is accorded to investors under the New York Stock Exchange listing rules applicable to domestic issuers. We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://ir.mts.ru/).

PART III

Item 17.  Financial Statements

See instead Item 18.

Item 18.  Financial Statements

The following financial statements, together with the report of AO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019:
Consolidated statements of financial position as of December 31, 2021 and 2020	F-7 – F-8
Consolidated statements of profit or loss for the years ended December 31, 2021, 2020, and 2019	F-9
Consolidated statements of comprehensive income for the years ended December 31, 2021, 2020, and 2019	F-10
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2021, 2020, and 2019	F-11 – F-12
Consolidated statements of cash flows for the years ended December 31, 2021, 2020, and 2019	F-13 - F-14
Notes to the consolidated financial statements	F-15- F-98

Item 19.  Exhibits

Exhibits No.	Description

1.1

Charter of Mobile TeleSystems PJSC, restated version No. 15, as approved by the General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 23, 2021 (English translation): https://s22.q4cdn.com/722839827/files/doc_downloads/charter/MTS-Charter_2021-eng.pdf

1.2

Amendments and Additions to the Charter of Mobile TeleSystems PJSC (Version No. 15), as approved by Extraordinary Meeting of Shareholders of Mobile TeleSystems PJSC held on February 15, 2021 (English translation): https://s22.q4cdn.com/722839827/files/doc_downloads/2021/02/Amendments-to-MTS-Charter-(81)_NPO-PROGTECH-eng.pdf

1.3

Amendments and Additions to the Charter of Mobile TeleSystems PJSC (Version No. 15), as approved by Extraordinary Meeting of Shareholders of Mobile TeleSystems PJSC held on February 15, 2021 (English translation): https://s22.q4cdn.com/722839827/files/doc_downloads/2021/02/Amendments-to-MTS-Charter-(80)_MKS-Balashikha-eng.pdf

1.4

Amendments and Additions to the Charter of Mobile TeleSystems PJSC (Version No. 15), as approved by Extraordinary Meeting of Shareholders of Mobile TeleSystems PJSC held on February 15, 2021 (English translation): https://s22.q4cdn.com/722839827/files/Charter-Amendments-Regarding-STV.pdf

2.1

Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.

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

2.10

Modifications to the Exchange-Traded Bond Program of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated June 25, 2020 (English translation) is incorporated herein by reference to Exhibit 4.439 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

2.11

Description of the Registrant’s Securities registered pursuant to Section of the Securities Exchange Act of 1934, as amended is incorporated herein by reference to Exhibit 2.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20 F.

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

4.339

MTS PJSC License No. 86435 for provision of mobile radio telephone services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.339 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.340

MTS PJSC License No. 86436 for provision of mobile radio telephone services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.340 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.341

Zelenaya Tochka Group License No. 133869 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.341 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.342

Zelenaya Tochka Group License No. 133870 for provision of telematic services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.342 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.343

Zelenaya Tochka Group License No. 133871 for provision of data transmission services for voice in the territory of the Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.343 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.344

Zelenaya Tochka Group License No. 133872 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.344 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.345

Zelenaya Tochka Group License No. 135050 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.345 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.346

Zelenaya Tochka Group License No. 135051 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.346 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.347

Zelenaya Tochka Group License No. 135052 for provision of telematic services in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.347 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.348

Zelenaya Tochka Group License No. 135053 for provision of telecommunication services for provision of communication channels in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.348 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.349

Zelenaya Tochka Group License No. 136783 for provision of telematic services in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.349 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.350

Zelenaya Tochka Group License No. 139196 for provision of Intrazonal communications services in the territory of the Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.350 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.351

Zelenaya Tochka Group License No. 139584 for provision of telecommunication services for Cable Broadcasting in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.351 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.352

Zelenaya Tochka Group License No. 140769 for provision of telematic services in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.352 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.353

Zelenaya Tochka Group License No. 144280 for provision of data transmission services for voice in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.353 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.354

Zelenaya Tochka Group License No. 149193 for provision of telecommunication services for provision of communication channels in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.354 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.355

Zelenaya Tochka Group License No. 149194 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.355 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.356

Zelenaya Tochka Group License No. 152526 for provision of telematic services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.356 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.357

Zelenaya Tochka Group License No. 155121 for provision of data transmission services for voice in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.357 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.358

Zelenaya Tochka Group License No. 157698 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kabardino Balkar Republic, Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.358 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.359

Zelenaya Tochka Group License No. 157699 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.359 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.360

Zelenaya Tochka Group License No. 157700 for provision of telematic services in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.360 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.361

Zelenaya Tochka Group License No. 157701 for provision of telecommunication services for provision of communication channels in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.361 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.362

Zelenaya Tochka Group License No. 157702 for provision of data transmission services for voice in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.362 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.363

Zelenaya Tochka Group License No. 158709 for provision of telematic services in the territory of the Stavropol region: Stavropol (English translation) is incorporated herein by reference to Exhibit 4.363 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.364

Zelenaya Tochka Group License No. 158710 for provision of telecommunication services for Cable Broadcasting in the territory of the Stavropol (English translation) is incorporated herein by reference to Exhibit 4.364 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.365

Zelenaya Tochka Group License No. 158711 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol region: Stavropol (English translation) is incorporated herein by reference to Exhibit 4.365 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.366

Zelenaya Tochka Group License No. 159633 for provision of telecommunication services for provision of communication channels in the territory of the Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.366 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.367

Zelenaya Tochka Group License No. 164791 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.367 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.368

Zelenaya Tochka Group License No. 164792 for provision of telematic services in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.368 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.369

Zelenaya Tochka Group License No. 164793 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.369 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.370

Zelenaya Tochka Group License No. 164794 for provision of telecommunication services for provision of communication channels in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.370 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.371

Zelenaya Tochka Group License No. 164795 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.371 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.372

Zelenaya Tochka Group License No. 165886 for provision of telecommunication services for Cable Broadcasting in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.372 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.373

Zelenaya Tochka Group License No. 169446 for provision of telematic services in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.373 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20 F.

4.374

Zelenaya Tochka Group License No. 171466 for provision of telematic services in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.374 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.375

Zelenaya Tochka Group License No. 176466 for provision of telecommunication services for Cable Broadcasting in the territory of the Stavropol region: Nevinnomyssk (English translation) is incorporated herein by reference to Exhibit 4.375 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.376

Zelenaya Tochka Group License No. 178211 for provision of telecommunication services for provision of communication channels in the territory of the Belgorod region (English translation) is incorporated herein by reference to Exhibit 4.376 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F..

4.377

Zelenaya Tochka Group License No. 178212 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Belgorod region (English translation) is incorporated herein by reference to Exhibit 4.377 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F..

4.378

Zelenaya Tochka Group License No. 178213 for provision of telematic services in the territory of the Belgorod region (English translation) is incorporated herein by reference to Exhibit 4.378 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.379

Zelenaya Tochka Group License No. 179043 for provision of telematic services in the territory of the Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.379 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.380

Zelenaya Tochka Group License No. 179060 for provision of telematic services in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.380 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20 F.

4.381

Zelenaya Tochka Group License No. 179061 for provision of telecommunication services for provision of communication channels in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.381 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.382

Zelenaya Tochka Group License No. 179062 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.382 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.383

Progressivniye Technologii CJSC License No. 180134 for provision of telecommunication services for provision of communication channels in the territory of the Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.383 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.384

Zelenaya Tochka Group License No. 180190 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.384 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.385

Zelenaya Tochka Group License No. 180191 for provision of telecommunication services for provision of communication channels in the territory of the Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.385 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.386

MTS PJSC License No. 180446 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Zabaykalsky region (English translation) is incorporated herein by reference to Exhibit 4.386 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.387

MTS PJSC License No. 180447 for provision of telecommunication services for provision of communication channels in the territory of the Primorsky region (English translation) is incorporated herein by reference to Exhibit 4.387 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20 F.

4.388

MGTS PJSC License No. 180455 for provision of Intrazonal communications services in the territory of the Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.388 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.389

Zelenaya Tochka Group License No. 180988 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Lipetsk region (English translation) is incorporated herein by reference to Exhibit 4.389 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.390

Zelenaya Tochka Group License No. 181007 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Primorsky region (English translation) is incorporated herein by reference to Exhibit 4.390 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.391

Zelenaya Tochka Group License No. 181008 for provision of telematic services in the territory of the Primorsky region (English translation) is incorporated herein by reference to Exhibit 4.391 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.392

Zelenaya Tochka Group License No. 181009 for provision of telecommunication services for provision of communication channels in the territory of the Primorsky region (English translation) is incorporated herein by reference to Exhibit 4.392 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.393

MTS PJSC License No. 181206 for provision of telecommunication services for provision of communication channels in the territory of the Astrakhan region, Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.393 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.394

MTS PJSC License No. 181207 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.394 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.395

MTS PJSC License No. 181208 for provision of telematic services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.395 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.396

MTS PJSC License No. 181209 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Khabarovsk region (English translation) is incorporated herein by reference to Exhibit 4.396 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.397

MTS PJSC License No. 181210 for provision of telematic services in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.397 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.398

MTS PJSC License No. 181211 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.398 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.399

MTS PJSC License No. 181212 for provision of data transmission services for voice in the territory of the Yaroslavl region (English translation) is incorporated herein by reference to Exhibit 4.399 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.400

MTS PJSC License No. 181213 for provision of telematic services in the territory of the Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.400 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.401

MTS PJSC License No. 181214 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.401 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.402

MTS PJSC License No. 181215 for provision of telematic services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.402 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.403

MTS PJSC License No. 181216 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.403 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.404

MTS PJSC License No. 181217 for provision of telematic services in the territory of the Republic of Khakassia (English translation) is incorporated herein by reference to Exhibit 4.404 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.405

MTS PJSC License No. 181218 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.405 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.406

MTS PJSC License No. 181219 for provision of telecommunication services for provision of communication channels in the territory of the Samara region, Saratov region, Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.406 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.407

MTS PJSC License No. 181220 for provision of telematic services in the territory of the Khabarovsk region (English translation) is incorporated herein by reference to Exhibit 4.407 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.408

MTS PJSC License No. 181221 for provision of telematic services in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.408 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.409

MTS PJSC License No. 182081 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Buryatiya Republic, Kamchatka region (excluding the Koryak Autonomous Area), Magadan region, Sakhalin region (English translation) is incorporated herein by reference to Exhibit 4.409 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.410

MTS PJSC License No. 182082 for provision of telematic services in the territory of the Buryatiya Republic, Kamchatka region (excluding the excluding the Koryak Autonomous Area), Magadan region, Sakhalin region (English translation) is incorporated herein by reference to Exhibit 4.410 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.411

MTS PJSC License No. 182083 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.411 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.412

MTS PJSC License No. 182084 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Ryazan region (English translation) is incorporated herein by reference to Exhibit 4.412 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F).

4.413

MTS PJSC License No. 182085 for provision of telematic services in the territory of the Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.413 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.414

MTS PJSC License No. 182086 for provision of telematic services in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.414 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.415

MTS PJSC License No. 182087 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.415 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.416

MTS PJSC License No. 182088 for provision of telematic services in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.416 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.417

MTS PJSC License No. 182089 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.417 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.418

MTS PJSC License No. 182090 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.418 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.419

MTS PJSC License No. 182091 for provision of telecommunication services for provision of communication channels in the territory of the Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.419 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.420

MTS PJSC License No. 182092 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.420 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.421

MTS PJSC License No. 182093 for provision of mobile radio telephone services in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.421 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.422

MTS PJSC License No. 182094 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Kaluga region (English translation) is incorporated herein by reference to Exhibit 4.422 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.423

MTS PJSC License No. 182244 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.423 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.424

MTS PJSC License No. 182245 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Krasnoyarsk Territory (English translation) is incorporated herein by reference to Exhibit 4.424 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.425

MTS PJSC License No. 182246 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.425 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.426

MTS PJSC License No. 182247 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Perm region (English translation) is incorporated herein by reference to Exhibit 4.426 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.427

MTS PJSC License No. 182248 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Buryatiya Republic (English translation) is incorporated herein by reference to Exhibit 4.427 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.428

MTS PJSC License No. 182249 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.428 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.429

MTS PJSC License No. 182250 for provision of communication services for the purpose of wire broadcasting in the territory of the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.429 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.430

MTS PJSC License No. 182251 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Omsk region (English translation) is incorporated herein by reference to Exhibit 4.430 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.431

MTS Media License No. 182309 for provision of telematic services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.431 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.432

MTS PJSC License No. 182375 for provision of mobile radio telephone services in the territory of the Moscow, Moscow region (English translation) is incorporated herein by reference to Exhibit 4.432 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.433

MTS PJSC License No. 182535 for provision of telematic services in the territory of the Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak District of the Kamchatka region (English translation) is incorporated herein by reference to Exhibit 4.433 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.434

MTS PJSC License No. 182536 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.434 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.435

MTS PJSC License No. 182537 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.435 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.436

MTS PJSC License No. 182538 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.436 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.437

MTS PJSC License No. 182539 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.437 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.438

MTS PJSC License No. 182540 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.438 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.439

MTS PJSC License No. 182541 for provision of telematic services in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.439 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.440

MTS PJSC License No. 182542 for provision of telecommunication services for provision of communication channels in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.440 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.441

MTS PJSC License No. 182543 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.441 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.442

MTS PJSC License No. 182544 for provision of telecommunication services for provision of communication channels in the territory of the Adygeya Republic, Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.442 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.443

MTS PJSC License No. 182545 for provision of telematic services in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.443 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.444

MTS PJSC License No. 182546 for provision of telematic services in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.444 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.445

MTS PJSC License No. 182547 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.445 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.446

MTS PJSC License No. 182548 for provision of telematic services in the territory of the Adygeya Republic (English translation) is incorporated herein by reference to Exhibit 4.446 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.447

MTS PJSC License No. 182549 for provision of telematic services in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.447 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.448

MTS PJSC License No. 182550 for provision of telematic services in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.448 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.449

MTS PJSC License No. 182551 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Koryak Autonomous Area of the Kamchatka region (English translation) is incorporated herein by reference to Exhibit 4.449 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.450

MTS PJSC License No. 182552 for provision of telecommunication services for provision of communication channels in the territory of the Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.450 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.451

MTS PJSC License No. 182553 for provision of data transmission services for voice in the territory of the Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region (English translation) is incorporated herein by reference to Exhibit 4.451 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.452

MTS PJSC License No. 182554 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Adygeya Republic (English translation) is incorporated herein by reference to Exhibit 4.452 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.453

MTS PJSC License No. 182555 for provision of telecommunication services for provision of communication channels in the territory of the Altai Republic, Altai region, Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.453 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.454

MTS PJSC License No. 182984 for provision of mobile radio telephone services in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.454 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.455

MTS PJSC License No. 182985 for provision of mobile radio telephone services in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.455 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.456

MTS PJSC License No. 182986 for provision of mobile radio telephone services in the territory of the Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.456 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.457

MTS PJSC License No. 183415 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.457 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.458

MTS PJSC License No. 183416 for provision of mobile radio telephone services in the territory of the Russian Federation, except Crimea Republic, Sevastopol (English translation) is incorporated herein by reference to Exhibit 4.458 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.459

MTS PJSC License No. 183417 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the St. Petersburg (English translation) is incorporated herein by reference to Exhibit 4.459 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.460

MTS PJSC License No. 183418 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Sverdlovsk (English translation) is incorporated herein by reference to Exhibit 4.460 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.461

MTS PJSC License No. 183419 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Leningrad region (English translation) is incorporated herein by reference to Exhibit 4.461 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.462

MTS PJSC License No. 183420 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.462 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.463

MGTS PJSC License No. 184083 for provision of telecommunication services for Cable Broadcasting in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.463 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F).

4.464

MGTS PJSC License No. 184084 for provision of data transmission services for voice in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.464 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.465

MTS PJSC License No. 184096 for provision of Intrazonal communications services in the territory of the Sakha Republic (Yakutia) (English translation) is incorporated herein by reference to Exhibit 4.465 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.466

MTS PJSC License No. 184255 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Kemerovo region (Mezhdurechensk) (English translation) is incorporated herein by reference to Exhibit 4.466 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.467

MTS PJSC License No. 184256 for provision of mobile radio telephone services in the territory of the Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.467 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.468

Zelenaya Tochka Group License No. 184573 for provision of telecommunication services for Cable Broadcasting in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.468 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.469

MTS PJSC License No. 184788 for provision of telematic services in the territory of the Komi Republic, Perm region, Orenburg region, Orel region, Nizhny Novgorod region, Lipetsk region, Moscow, Kostroma region, Smolensk region, Kirov region, Kaluga region, Ivanovo region, Bryansk region, Belgorod region, Moscow region, Kursk region, Voronezh region, Tyumen region, Sverdlovsk region, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Pskov region, Yaroslavl region, Ryazan region, Vladimir region, Udmurt Republic, Tver region, Tula region, Tambov region, YamaloNenetsk Autonomous region, Amur region (English translation) is incorporated herein by reference to Exhibit 4.469 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.470

MTS PJSC License No. 184789 for provision of mobile radio telephone services in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.470 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.471

MTS PJSC License No. 185031 for provision of mobile radio telephone communication services in the allocated telecommunications network in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.471 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.472

MTS PJSC License No. 185275 for provision of Intrazonal communications services in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.472 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.473

MTS PJSC License No. 185276 for provision of data transmission services for voice in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.473 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.474

MTS PJSC License No. 185833 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.474 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.475

MTS PJSC License No. 185834 for provision of local telephone communication services, excluding local telephone communication services using coin box telephones and public access services in the territory of the Sverdlovsk region (English translation) is incorporated herein by reference to Exhibit 4.475 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.476

MTS PJSC License No. 186311 for provision of data transmission services for voice in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.476 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.477

MTS PJSC License No. 186312 for provision of telematic services in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.477 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.478

MTS PJSC License No. 186313 for provision of mobile radio telephone services in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.478 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.479

MTS PJSC License No. 186314 for provision of telecommunication services for provision of communication channels in the territory of the Yamalo Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.479 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

4.480

MTS PJSC License No. 186516 for provision of Intrazonal communications services in the territory of the Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.480 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020, on Form 20-F.

8.1	List of Subsidiaries of Mobile TeleSystems Public Joint Stock Company.
11.1

Code of Business Conduct and Ethics of Mobile TeleSystems PJSC approved by the Board of Directors of Mobile TeleSystems PJSC on July 29, 2021 (English translation): https://s22.q4cdn.com/722839827/files/doc_downloads/compliance/MTS-Code-of-Business-Conduct-and-Ethics.pdf

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
101

The following financial information formatted in Extensive Business Reporting Language (XBRL): (i) Consolidated statements of financial position as of December 31, 2021 and 2020, (ii) Consolidated statements of profit or loss for the years ended December 31, 2021, 2020 and 2019, (iii) Consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019, (iv) Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2021, 2020 and 2019, (v) Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019, and (vi) Notes to the consolidated financial statements.

104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 5, 2022	MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY
	By:	/s/ Vyacheslav K. Nikolaev
		Name:	Vyacheslav K. Nikolaev
		Title:	Chief Executive Officer

PJSC MOBILE

TELESYSTEMS

AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2021, 2020 and

for the Years Ended December 31, 2021,

2020 and 2019

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems PJSC and subsidiaries (the “Group”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2022 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition — Refer to Note 7 to the consolidated financial statements

Critical Audit Matter Description

The Group's revenue from telecommunication services consists of a significant volume of low-value transactions, sourced from multiple systems, databases, and other tools, including billing systems. The processing and recording of revenue is highly automated and is based on established tariff plans.

We identified the revenue recognition for telecommunications services as a critical audit matter due to the complexity of information systems involved in the revenue recognition process and the risks associated with recognition and measurement of revenue, arising from the diversity and constant evolution of tariff plans, marketing offers and discounts provided to customers. The auditing of revenue required an increased extent of audit effort, including the need for us to involve professionals with expertise in information technology (IT) to identify, test, and evaluate the Group’s systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Group’s revenue recognition for telecommunication services included the following, among others:

•

We evaluated the IT environment that secures proper functioning of billing and other IT systems related to accounting, including control procedures for monitoring changes and segregation of duties, as well as testing of these controls;

•

We tested the design and operating effectiveness of internal controls over revenue recognition, including the recording and registration of phone calls, call duration, provision of data and value added services; authorization of changes in tariff plans and input of this information into the billing systems; and the accuracy of the application of incentive arrangements and discounts;

•

We performed end-to-end testing of the reconciliation of data on the duration and volume of telecommunication services provided from their initial registration by switching equipment to billing and other IT systems and then to accounting records, including testing of certain manual adjustments recorded when transferring data from billing and other IT systems to the general ledger;

•	We used test calls to test the accuracy of the details of connections, their duration and the tariff plans applied;
•	We tested whether incentive arrangements and discounts were correctly accounted for in accordance with the relevant accounting policies of the Group;
•	We agreed the information on active tariffs entered in the billing systems to the approved tariff orders and published tariff plans;
•	We evaluated the Group's accounting policy with respect to the recognition of revenue from the provision of services to subscribers to determine if the existing policy continues to be appropriate; and
•	We assessed the compliance of the disclosures in the consolidated financial statements with the requirements of IFRS 15, Revenue from Contracts with Customers.

Compliance with anti-corruption laws and regulations and associated accounting and disclosure implications — Refer to Note 34 to the consolidated financial statements

Critical Audit Matter Description

In March 2019, the Group reached a resolution with the United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) relating to the investigation concerning the Group’s former subsidiary in Uzbekistan. The Group consented to the commencement of an administrative cease-and-desist order (the “Order”) by the SEC and entered into a deferred prosecution agreement (“DPA“). Under the DPA and the Order in September 2019 the Group appointed an independent compliance monitor (“Independent Monitor”) for, inter alia, review, testing and improving MTS’ anti-corruption compliance code, policies, and procedures for a period of three years. In 2021, the DOJ and SEC approved a one-year extension of the monitorship, which is permitted by the terms of the DPA and the Order.

Given the significant judgments required to be made by management in order to estimate contingencies related to any potential instance of non-compliance with anti-corruption laws and regulations, the audit procedures necessary to evaluate management’s judgments in this area as of December 31, 2021 required a high degree of auditor judgment in evaluating whether the audit evidence obtained supports management’s estimate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Group’s estimation of any contingencies related to any potential instance of non-compliance with anti-corruption laws and regulations included the following, among others:

•

We inspected the laws and regulations the Group has to comply with in order to obtain an understanding of the relevance and applicability to the Group and to assess any potential penalties that may arise for non-compliance;

•

We read the procedures performed by the Independent Monitor and evaluated the implications of their findings, including discussing these with management of the Group as well as internal and external legal advisors;

•

We inquired management regarding their follow up on the results of internal and external investigations and on the design and operational effectiveness of the Group’s compliance programs and internal controls relating to the prevention and detection of fraud and corruption;

•

We tested the design and operating effectiveness of internal controls, including, amongst others, the control environment (including whistle-blower and internal fraud management cases) and the controls for the adherence of business partners to the anti-corruption codes;

•	We read the minutes of the Board of Directors’ meetings;
•	We evaluated management’s assessment of compliance with anti-corruption laws and regulations as well as an estimation of contingencies related to any potential instances of non-compliance;
•	We obtained letters from external and internal legal counsel; and
•

We evaluated the Group's accounting policy with respect to the accounting for provisions and disclosure of contingent liabilities to determine if the existing policy continues to be appropriate, and assessed the compliance of the disclosures in the consolidated financial statements against the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

Assessment and measurement of expected credit losses on loans to customers — Refer to Note 4 and Note 30 to the consolidated financial statements

Critical Audit Matter Description

The Group applies an ‘expected loss’ model to determine the impairment of loans to customers of MTS Bank. As described in Note 30, Bank financial assets and liabilities, the Group reported an allowance for expected credit losses of RUB 21,114 million as at December 31, 2021 in respect of loans to customers (2020: RUB 16,446 million), including allowance for expected credit losses in the amount of RUB 17,976 million as at December 31, 2021 in respect of loans to individuals (2020: RUB 12,692 million). Due to the underlying assumptions and estimations, in particular the evaluation of the probability of default for loans assessed on a collective basis, the determination of expected credit losses is one of the most significant management estimates.

We identified this area as a critical audit matter because models and techniques applied in calculating of expected credit losses requires the use of statistical data as well as the application of complex and subjective judgments by management. Therefore, a high degree of auditor judgment and an increased extent of audit effort was required in this area, including the need to involve our actuarial specialists and to perform focused audit procedures to evaluate management judgements made in estimating the allowance for expected credit loses to customers.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment and measurement of expected credit losses of loans to customers assessed on a collective basis included the following, among others:

•	We tested the design and the effectiveness of internal controls over key assumptions in the assessment of probability of default of customers;

•	We evaluated compliance of the methodology, models and techniques used by the Group’s management to determine the expected credit losses with the requirements of IFRS 9, Financial Instruments;
•

With the assistance of our actuarial specialists, we performed an analysis of the integrity and logic of the models and assessed the most critical underlying assumptions against historical data and recent trends of default ratios, and the retrospective testing of internally developed models performed by the Group;

•	We tested the completeness and accuracy of statistical historical data used in the estimation of expected credit losses; and
•	We evaluated the compliance of the disclosures in the consolidated financial statements with the requirements of IFRS 9, Financial Instruments.

/s/ AO Deloitte & Touche CIS

Moscow, Russia

March 1, 2022

We have served as the Group’s auditor since 2002.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020

(Amounts in millions of Russian Rubles)

		December 31,	December 31,
	Notes	2021	2020
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	20	311,250	284,804
Investment property		2,498	1,889
Right-of-use assets	25	132,343	130,503
Goodwill	21	42,819	38,041
Other intangible assets	23	100,132	90,103
Investments in associates and joint ventures	16	8,735	8,555
Other investments	17	4,591	9,488
Deferred tax assets	12	11,683	8,778
Accounts receivable, related parties	31	5,000	5,209
Trade accounts receivable	18	1,898	2,163
Bank deposits and loans to customers	30	118,342	63,992
Other financial assets	28	7,437	7,575
Other assets		5,790	5,749
Total non-current assets		752,518	656,849
CURRENT ASSETS:
Inventories	19	18,981	15,204
Trade and other receivables	18	37,897	32,868
Accounts receivable, related parties	31	2,287	8,980
Bank deposits and loans to customers	30	87,594	52,676
Short-term investments	15	28,972	23,434
Advances paid and prepaid expenses		3,452	4,288
VAT receivable		11,746	8,877
Income tax assets		2,021	4,660
Assets held for sale		549	667
Cash and cash equivalents	14	40,590	85,405
Other financial assets	28	27,349	23,975
Other assets		1,862	1,320
Total current assets		263,300	262,354
TOTAL ASSETS		1,015,818	919,203

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020 (CONTINUED)

(Amounts in millions of Russian Rubles)

		December 31,	December 31,
	Notes	2021	2020
EQUITY AND LIABILITIES
EQUITY:
Common stock	33	200	200
Treasury stock	33	(96,195)	(74,990)
Additional paid-in capital		619	89
Retained earnings		94,935	94,391
Accumulated other comprehensive income	33	10,207	9,010
Equity attributable to owners of the Company		9,766	28,700
Non-controlling interests		4,838	3,990
Total equity		14,604	32,690
NON-CURRENT LIABILITIES:
Borrowings	24	350,300	395,143
Lease obligations	25	135,800	134,637
Bank deposits and liabilities	30	14,313	1,883
Deferred tax liabilities	12	17,901	19,191
Provisions	27	7,288	5,128
Contract liabilities	7	977	717
Other financial liabilities	28	180	14
Other liabilities		1,035	1,186
Total non-current liabilities		527,794	557,899
CURRENT LIABILITIES:
Trade and other payables		72,078	56,017
Accounts payable, related parties	31	4,107	3,146
Contract liabilities	7	22,621	21,125
Borrowings	24	111,839	34,125
Lease obligations	25	18,709	16,177
Bank deposits and liabilities	30	207,055	165,794
Income tax liabilities		768	753
Provisions	27	17,479	13,460
Other financial liabilities	28	202	1,109
Other liabilities		18,562	16,908
Total current liabilities		473,420	328,614
TOTAL EQUITY AND LIABILITIES		1,015,818	919,203

The accompanying notes are an integral part of these consolidated financial statements.

President and CEO	Vice-president, Finance

______________________________ Vyacheslav K. Nikolaev	___________________________ Andrey M. Kamensky

March 1, 2022

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in millions of Russian Rubles, except per share amounts)

	Notes	2021	2020	2019
Service revenue		457,677	425,448	406,478
Sales of goods		76,726	69,478	64,127
Revenue	6,7	534,403	494,926	470,605
Cost of services		133,512	121,943	114,057
Cost of goods	19	72,244	63,482	58,872
Selling, general and administrative expenses	8	96,239	87,983	89,933
Depreciation and amortization	6	111,088	100,234	96,195
Operating share of the profit of associates and joint ventures	16	(5,565)	(5,048)	(4,583)
Impairment of non-current assets	22	(10)	2,023	(148)
Impairment of financial assets		13,010	11,912	7,723
Other operating income,net		(4,394)	(496)	(7,021)
Operating profit	6	118,279	112,893	115,577
Finance income	9	(2,518)	(3,437)	(4,352)
Finance costs	9	41,352	42,084	47,366
Non-operating share of the profit of associates and joint ventures	17	(181)	(273)	(3,496)
Other non-operating expenses/(income)	10	424	(3,064)	7,821
Profit before tax		79,202	77,583	68,238
Income tax expense	12	15,403	16,126	15,667
Profit for the year from continuing operations		63,799	61,457	52,571
Profit from discontinued operations	11,34	(470)	(616)	(2,528)
Profit for the year		64,269	62,073	55,099
Profit for the year attributable to:
Owners of the Company		63,473	61,412	54,241
Non-controlling interests		796	661	858
Earnings per share from continuing operations (basic and diluted), Russian Rubles:	13	37.21 and 37.02	34.53 and 34.51	29.04 and 28.99
Earnings per share from discontinued operations (basic and diluted), Russian Rubles:	13	0.28 and 0.28	0.35 and 0.35	1.42 and 1.42

The accompanying notes are an integral part of these consolidated financial statements.

President and CEO	Vice-president, Finance

________________________________ Vyacheslav K. Nikolaev	__________________________ Andrey M. Kamensky
March 1, 2022

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in millions of Russian Rubles)

	2021	2020	2019
Profit for the year	64,269	62,073	55,099
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Reclassification to profit and loss due to Disposal of VF Ukraine (Note 11)	—	—	7,947
Exchange differences on translating foreign operations	1,102	1,840	1,134
Net fair value (loss) / gain on financial instruments	—	—	(237)
Share of other comprehensive (loss) / income of associates
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations in associates	95	(196)	(413)
Other comprehensive income for the year, net of income tax	1,197	1,644	8,431
Total comprehensive income for the year	65,466	63,717	63,530
Total comprehensive income for the year attributable to:
Owners of the Company	64,670	63,056	62,672
Non-controlling interests	796	661	858

The accompanying notes are an integral part of these consolidated financial statements.

President and CEO	Vice-president, Finance

_______________________________ Vyacheslav K. Nikolaev	____________________________ Andrey M. Kamensky
March 1, 2022

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
						Financial	Foreign	Remeasure-ments		Equity
					Additional	instruments	currency	of the net		attributable
	Common stock		Treasury stock		paid-in	revaluation	translation	defined benefit	Retained	to equity	Non-controlling	Total
	Shares	Amount	Shares	Amount	capital	reserve	reserve	liability	earnings	holders	interests	equity
Balances at January 1, 2019	1,998,381,575	200	(167,638,899)	(44,808)	—	237	(1,971)	670	110,946	65,274	12,291	77,565
Profit for the year	—	—	—	—	—	—	—	—	54,241	54,241	858	55,099
Disposal of VF Ukraine (Note 11)	—	—	—	—	—	—	7,947	—	—	7,947	—	7,947
Currency translation adjustment	—	—	—	—	—	—	721	—	—	721	—	721
Net fair value (loss) / gain on financial instruments	—	—	—	—	—	(237)	—	—	—	(237)	—	(237)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(237)	8,668	—	54,241	62,672	858	63,530
Issuance of stock options	—	—	—	—	872	—	—	—	—	872	—	872
Exercise of stock options	—	—	3,610,561	982	(1,060)	—	—	—	—	(78)	—	(78)
Dividends declared by MTS	—	—	—	—	—	—	—	—	(74,302)	(74,302)	—	(74,302)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,123)	(1,123)
Purchase of own stock (Note 32)	—	—	(61,519,084)	(15,922)	—	—	—	—	—	(15,922)	—	(15,922)
Purchase of non-controlling interests	—	—	—	—	(4,162)	—	—	—	—	(4,162)	(8,700)	(12,862)
Acquisitions under common control (Note 5)	—	—	—	—	(1,286)	—	—	—	—	(1,286)	—	(1,286)
Reclass to retained earnings	—	—	—	—	5,636	—	—	—	(5,636)	—	—	—
Balances at December 31, 2019	1,998,381,575	200	(225,547,422)	(59,748)	—	—	6,697	670	85,249	33,068	3,326	36,394
Profit for the year	—	—	—	—	—	—	—	—	61,412	61,412	661	62,073
Currency translation adjustment	—	—	—	—	—	—	1,644	—	—	1,644	—	1,644
Total comprehensive income for the year	—	—	—	—	—	—	1,644	—	61,412	63,056	661	63,717
Issuance of stock options	—	—	—	—	560	—	—	—	—	560	—	560
Exercise of stock options	—	—	2,865,735	768	(767)	—	—	—	—	—	—	—
Dividends declared by MTS	—	—	—	—	—	—	—	—	(52,012)	(52,012)	—	(52,012)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	52	52
Purchase of own stock (Note 32)	—	—	(48,797,719)	(16,010)	—	—	—	—	—	(16,010)	—	(16,010)
Reclass to retained earnings and other	—	—	—	—	296	—	—	—	(258)	38	(49)	(11)
Balances at December 31, 2020	1,998,381,575	200	(271,479,406)	(74,990)	89	—	8,341	670	94,391	28,700	3,990	32,690

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (CONTINUED)

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive
						income / (loss)
						Foreign	Remeasurements		Equity
					Additional	currency	of the net		attributable
	Common stock		Treasury stock		paid-in	translation	defined benefit	Retained	to equity	Non-controlling	Total
	Shares	Amount	Shares	Amount	capital	reserve	liability	earnings	holders	interests	equity
Balances at December 31, 2020	1,998,381,575	200	(271,479,406)	(74,990)	89	8,341	670	94,391	28,700	3,990	32,690
Profit for the year	—	—	—	—	—	—	—	63,473	63,473	796	64,269
Currency translation adjustment	—	—	—	—	—	1,197	—	—	1,197	—	1,197
Total comprehensive income for the year	—	—	—	—	—	1,197	—	63,473	64,670	796	65,466
Issuance of stock options	—	—	—	—	2,796	—	—	—	2,796	—	2,796
Exercise of stock options	—	—	1,030,559	279	(263)	—	—	—	16	—	16
Dividends declared by MTS	—	—	—	—	—	—	—	(61,967)	(61,967)	—	(61,967)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	52	52
Purchase of own stock (Note 32)	—	—	(65,308,610)	(21,484)	—	—	—	—	(21,484)	—	(21,484)
Purchase of non-controlling interests	—	—	—	—	(143)	—	—	—	(143)	—	(143)
Acquisitions under common control (Note 5)	—	—	—	—	(2,794)	—	—	—	(2,794)	—	(2,794)
Reclass to retained earnings and other	—	—	—	—	934	—	—	(962)	(28)	—	(28)
Balances at December 31, 2021	1,998,381,575	200	(335,757,457)	(96,195)	619	9,537	670	94,935	9,766	4,838	14,604

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in millions of Russian Rubles)

	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	64,269	62,073	55,099
Adjustments for:
Depreciation and amortization	111,088	100,205	106,948
(Reversal of) / Impairment of non-current assets	(10)	2,023	(148)
Impairment of financial assets	12,983	11,936	7,761
Loss/(gain) from sale of Ukraine operations (Note 11)	54	(2,101)	5,499
Finance income	(2,518)	(3,439)	(4,805)
Finance costs	41,352	42,085	48,711
Income tax expense	15,403	17,191	17,671
Share of profit of associates and joint ventures	(5,746)	(5,321)	(8,079)
Net foreign exchange loss/ (gain) and change in fair value of financial instruments	186	(4,330)	1,784
Inventory obsolescence expense	1,456	891	2,207
Change in provisions	3,620	1,492	305
Other non-cash items	(4,360)	(4,393)	(6,882)
Movements in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables and contract assets	(2,608)	1,904	(3,808)
Increase in bank deposits and loans to customers	(101,897)	(33,570)	(34,452)
(Increase) / decrease in inventory	(5,206)	(630)	3
(Increase) / decrease in advances paid and prepaid expenses	(2,526)	(6,507)	3,478
(Increase) / Decrease in VAT receivable	(2,821)	482	(2,522)
Increase / (Decrease) in trade and other payables, contract liabilities and other current liabilities	16,544	(1,104)	6,825
Increase in bank deposits and liabilities	53,765	27,172	27,823
Fines and penalties related to investigation into former operations in Uzbekistan (Note 34)	—	—	(55,607)
Dividends received	4,794	3,676	3,707
Income tax paid	(17,494)	(15,193)	(23,943)
Interest received	3,150	2,727	5,263
Interest paid, net of interest capitalized	(40,632)	(41,762)	(46,186)
NET CASH PROVIDED BY OPERATING ACTIVITIES	142,846	155,507	106,652
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired (Note 5)	(10,186)	(262)	(2,052)
Purchases of property, plant and equipment (including capitalized interest in the amount of RUB 533 million, RUB 550 million and RUB 460 million, respectively)	(73,081)	(66,256)	(68,465)
Purchases of other intangible assets	(38,602)	(31,153)	(23,016)
Purchase of Avantage	—	(429)	—
Purchase of 3G and 4G licenses in Armenia and Ukraine	—	—	(255)
Cost to obtain and fulfill contracts, paid	(4,218)	(5,442)	(4,651)
Proceeds from sale of property, plant and equipment and assets held for sale	5,082	6,678	6,536
Purchases of short-term and other investments	(13,765)	(10,054)	(22,714)
Proceeds from sale of short-term and other investments	13,085	16,012	47,139
Investments in associates and joint ventures (Note 16)	(1,087)	(1,460)	(75)
Cash (payments) and proceeds related to swap contracts	(657)	5,322	(2,459)
Proceeds from sale of subsidiaries, net of cash disposed (Notes 11 and 31)	3,891	3,461	37,386
Proceeds from sale/liquidation of associates (Note 16)	3,014	2,450	3,067
Other investing activities	92	—	5

NET CASH USED IN INVESTING ACTIVITIES	(116,432)	(81,133)	(29,554)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (CONTINUED)

(Amounts in millions of Russian Rubles)

	2021	2020	2019
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(20,813)	(28,167)	(189)
Proceeds from issuance of notes	4,350	46,757	72,500
Notes and debt issuance cost paid	(96)	(107)	(111)
Lease obligation principal paid	(16,516)	(15,054)	(15,154)
Dividends paid	(61,955)	(74,923)	(52,505)
Acquisition of entities under common control, net of cash acquired (Note 5)	(3,474)	—	(15,312)
Proceeds from loans	64,311	194,645	62,415
Repayment of loans	(15,538)	(134,483)	(156,511)
Repurchase of common stock	(21,483)	(16,028)	(15,922)
Other financing activities	—	—	341
NET CASH USED IN FINANCING ACTIVITIES	(71,214)	(27,360)	(120,448)
Effect of exchange rate changes on cash and cash equivalents	(79)	385	(2,655)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(44,879)	47,399	(46,005)
CASH AND CASH EQUIVALENTS, beginning of the year	85,469	38,070	84,075
CASH AND CASH EQUIVALENTS, end of the year	40,590	85,469	38,070
Less cash and cash equivalents within held for sale	—	(64)	—
CASH AND CASH EQUIVALENTS, end of the year	40,590	85,405	38,070

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

1.    GENERAL INFORMATION AND DESCRIPTION OF BUSINESS

Mobile TeleSystems Public Joint-Stock Company (“MTS PJSC”, or “the Company”) is a company incorporated under the laws of the Russian Federation and having its registered address at 4, Marksistskaya Street, 109147, Moscow, Russian Federation.

The consolidated financial statements of the Company and its subsidiaries (“the Group” or “MTS”) as of December 31, 2021 and 2020, and for the years ended 31 December 2021, 2020 and 2019 were authorized for issue by the President of the Company on March 1, 2022.

Business of the Group – MTS PJSC was incorporated on March 1, 2000, through the merger of MTS CJSC and Rosico TC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow licence area in 1994, before expanding through Russia and the CIS. MTS PJSC’s majority shareholder is Sistema Public Joint-Stock Financial Corporation or “Sistema”, whose controlling shareholder is Vladimir P. Yevtushenkov.

MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “MBT”. Since 2003 common shares of MTS PJSC have been traded on the Public Joint-Stock Company “Moscow Exchange MICEX-RTS” (the “Moscow Exchange”).

The Group provides a wide range of telecommunications and digital services including voice and data transmission, internet access, pay TV, various value added services (“VAS”) through wireless and fixed lines, fintech services, B2B Cloud and digital solutions as well as the sale of equipment, accessories and software. Upon disposal of its operations in Ukraine in December 2019 (Note 11), the Group primarily operates in Russia.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Basis of preparation – The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, unless disclosed otherwise. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Amounts in the consolidated financial statements are stated in millions of Russian Rubles (“RUB million”), unless indicated otherwise.

The consolidated financial statements have been prepared on the assumption that the Group is a going concern and will continue in operation for the foreseeable future (Note 29).

Basis of consolidation – The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved only where the Company has power over the entity, is exposed and has rights to variable returns, and is able to use the power to affect its amount of variable returns. The results of the controlled entities acquired or disposed of during the reporting period are included in the consolidated financial statements from the date the Group achieves control over the entity, or until the date on which the Company ceases to control the entity. If necessary, the accounting policies of controlled entities are aligned with the accounting policy applied by the Group. All intra-group balances, income, expenses and cash flows are eliminated on consolidation.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Effective ownership interests in the Group’s significant subsidiaries were the following:

	Accounting	December 31,	December 31,
	method	2021	2020
RTC	Consolidated	100.0%	100.0%
MTS Bank	Consolidated	99.9%	99.9%
MGTS Group	Consolidated	94.7%	94.7%
Multiregional TransitTelecom (Note 5)	Consolidated	100.0%	—
MTS Armenia	Consolidated	100.0%	100.0%
Nvision Czech Republic	Consolidated	100.0%	100.0%
MDTZK LLC (Ticketland)	Consolidated	100.0%	100.0%
Kulturnaya Sluzhba (Ponominalu)	Consolidated	100.0%	100.0%
Sputnikovoe TV	Consolidated	100.0%	100.0%
IT Grad (Note 5)	Consolidated	100.0%	100.0%
MTS Avto (former Stopol) (Note 5)	Consolidated	100.0%	100.0%
"Zelenaya Tochka" Group – Achemar Holdings Ltd (Note 5)(1)	Consolidated	100.0%	51.0%
Oblachny Retail LLC	Consolidated	100.0%	50.8%
MTS Media	Consolidated	100.0%	100.0%
Navigation Information Systems Group	Consolidated	94.7%	94.7%
MTS Didgital (former MTS IT)	Consolidated	100.0%	100.0%
Kinopolis (Note 5)	Consolidated	100.0%	100.0%
Sistema Capital (Note 5)(1)	Consolidated	100.0%	30.0%
Stream	Consolidated	100.0%	100.0%
MTS Turkmenistan	Consolidated	100.0%	100.0%
MTS Artificial Intelligence	Consolidated	100.0%	100.0%
MWS	Consolidated	100.0%	—
Energy Group (Note 5)	Consolidated	100.0%	—
Dega	Consolidated	100.0%	100.0%
Stream Digital	Consolidated	100.0%	100.0%
Bastion	Consolidated	100.0%	100.0%
MTS International Funding Limited (2) (“MTS International”)	Consolidated	SE	SE
MTS Belarus (Note 16)	Equity	49.0%	49.0%
(1)	Consolidated since 2021, accounted for as an equity investment in 2020
(2)	A company organized and existing as a private limited company under the laws of Ireland. The Group does not have any equity in MTS International. It was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued USD 750 million 8.625% notes due in 2020 (fully repaid in June 2020) and USD 500 million 5.0% notes due in 2023, respectively (Note 24). The notes are guaranteed by MTS PJSC in the event of default. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes’ maintenance activities. Accordingly, the Group concluded that it exercises control over the entity.

Acquisitions from entities under common control – Business combinations arising from transfers of interests in entities that are under common control with the Group are consolidated prospectively starting from the date that the control over those entities is passed to the Group. The assets and liabilities acquired are recognized at the carrying values recorded previously in the counterparty’s financial statements, with the resulting gain or loss recognized directly in equity.

Joint operations – The Group has joint operations with Megafon and Vimpelcom, relating to the construction of LTE base stations. Joint operations are characterized by the fact that the operators that have joint control over the arrangement each have both a right to the assets, and obligations for the liabilities, according to the arrangement. Respectively, each operator accounts for its share of the joint assets and its agreed share of any liabilities, and recognizes its share of the output, revenues and expenses incurred under the arrangement. The result of joint operations does not influence the consolidated financial statements significantly.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Non-current assets held for sale and discontinued operations - The Group classifies assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is met only when the assets (or disposal group) are available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale is highly probable to occur within a year. Held for sale assets and disposal groups are measured at the lower of carrying amount or fair value less cost to sell. Assets and liabilities classifies as held for sale are presented separately as current items in the statement of financial position.

A disposal group qualifies as discontinued operation if it is a component of the entity that either has been disposed of or is classified as held for sale, and:

●	Represents a separate major line of business or geographical area of operations;
●	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations;
●	Or is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Group's statement of cash flows include both cash flows from continuing and discontinued operations, amounts related to discontinued operations by operating, investing and financing activities are presented in Note 11.

Vendor financing arrangemets – In December 2021 the Group concluded factoring arrangements under which banks made payments due to the identified suppliers on behalf of the Group for a fixed fee. The Group reimbursed the paid amounts to the banks within the next month. No additional collateral or guarantee was provided by the Group in respect of factored payables. Based on the Group’s assessment the liabilities under the factoring arrangement are closely related to its operating purchase activities and the financing arrangement does not lead to any significant change in the nature or function of the related liabilities. These liabilities were therefore classified as accounts payables. As of December 31, 2021 accounts payables under the factoring arrangements totaled to RUB 9,343 mln.

Functional currency translation methodology – As of December 31, 2021, the functional currencies of Group entities were as follows:

●For entities incorporated in the Russian Federation and MTS International – the Russian Ruble (“RUB”);
●For MTS Armenia – the Armenian Dram;
●For MTS Turkmenistan – the Turkmenian Manat;
●For MTS Belarus – the Belarusian Ruble;
●For Nvision Czech Republic – the Czech Crown.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end assets and liabilities have been translated into U.S. Dollars (“USD”) at the period-end exchange rate set by local central banks. Subsequently, U.S. Dollars balances have been translated into Russian Rubles at the period-end exchange rate set by the Central Bank of Russia. Revenues and expenses have been translated at the average exchange rate for the period using the cross-currency exchange rate via the U.S. Dollar as described above. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

Standards, interpretations and amendments adopted in the financial year 2021

Amendments to IFRS9, IAS39, IFRS7, IFRS 4 and IFRS16	Interest Rate Benchmark Reform (Phase 2)
Amendments to IFRS16	Covid-19 Related Rent Concessions
Amendments to IFRS 1 and IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (1)

(1)Voluntary early adoption

None of these interpretations and amendments had material effect on the Group’s consolidated financial statements.

Standards, interpretations and amendments in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IAS 37	Onerous contracts – Cost of fulfilling a contract (1)
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use (1)
Amendments to IFRS 3	Reference to Conceptual Framework (1)
Amendments to IFRS	Annual Improvements to IFRSs (2018-2020 Cycle) (1)
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current (2)
IFRS 17 and amendments to IFRS17	Insurance Contracts (2)
Amendments to IAS 8	Definition of Accounting Estimate (2)
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policy (2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (3)
(1)	Effective for annual periods beginning on or after January 1, 2022, with earlier application permitted.
(2)	Effective for annual periods beginning on or after January 1, 2023, with earlier application permitted.
(3)	The effective date for these amendments was deferred indefinitely. Early adoption continues to be permitted.

These IFRS pronouncements are not expected to have a material impact on the Group's consolidated financial statements.

3.    IMPACTS OF COVID-19

The coronavirus pandemic has led to a global economic crisis. Due to higher demand for certain telecommunications services the impact of the crisis has been felt less severely by the telecommunication industry and the Group than by other industries. Business activities and thus the results of operations and financial position of the Group were impacted by the coronavirus pandemic in various business areas, affecting revenue and earnings, although not to any significant extent. The main negative effects on the Group results for the first half of the financial year 2020 were increased expected credit loss allowance recognized in respect to the Group’s financial assets as well as the impairment of the e-ticketing business. Notwithstanding the foregoing, during the second half of the financial year 2020 and in the financial year 2021 the Group experienced only minor customer payment defaults as a consequence of COVID-19, such that the expected credit loss has since returned to its normal level.

Generally, the global COVID-19 situation remains uncertain and subject to change and could further impact the economies and financial markets of many regions, including the countries in which the Group operates, which in turn could impact consumer and business spending patterns and the Group’s operating results.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

4.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

A critical accounting estimate is an estimate that is both important to the presentation of the Group’s financial position and requires management’s most difficult, subjective or complex judgments, often as a result of the need to determine estimates and develop assumptions about the outcome of matters that are inherently uncertain.

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

Recoverable amounts of assets and cash generating units ("CGUs") are based on evaluations, including the determination of the appropriate CGUs, the discount rate, estimates of future performance, the revenue generating capacity of the assets, timing and amount of future purchases of property and equipment, assumptions of the future market conditions and the long-term growth rate into perpetuity (terminal value). A change of assumptions, particularly in relation to the discount rate and growth rate used to estimate the recoverable amounts of assets, could significantly impact results of the Group’s impairment evaluation.

See Note 22 for further information.

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

4.    Provisions and contingencies

The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group’s business, licences, tax positions and investments, where the outcomes are subject to significant uncertainty. In addition, significant uncertainty exists in relation to employee bonuses and other rewards, which depend on their individual performance and Group’s results. The management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss or related expense. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable. See Notes 27 and Note 34 for further information.

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

See Note 25 for further information.

6.    Impairment of financial assets

The Group uses management’s judgement to estimate allowance for expected credit losses (ECL) for financial assets at amortized costs. ECL are measured in a way that reflects the unbiased and probability-weighted amount, the time-value of money and reasonable and supportable information at the reporting date pertaining to past events, current conditions and forecasts of future economic conditions.

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

See Notes 18 and 30 for further information.

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

Acquisition after the reporting period

Acquisition of VisionLabs – In February 2022, the Group acquired a 100% ownership interest in VisionLabs B.V. (“VisionLabs”), leading provider of computer vision and machine learning solutions, for total consideration of RUB 6,523 million. The acquisition is aimed at reinforcement of the Group’s artificial intelligence product portfolio in the computer vision space, and enhancing the potential of the Group’s digital ecosystem. The purchase price constitutes a cash payment of RUB 5,243 million, transfer of the non-controlling stake in one of the Group’s subsidiaries for RUB 659 million and contingent consideration of RUB 621 million. Contingent consideration is based on certain performance criteria for the periods starting 2022 and ending 2024.

The preliminary purchase price allocation for VisionLabs was as follows:

Goodwill	3,800	(1)
Customer base	1,726	(2)
Other intangible assets	1,434
Property, plant and equipment	86
Other non-current assets	53
Current assets	266
Cash and cash equivalents	211
Current liabilities	(447)
Non‑current liabilities	(606)

Total consideration	6,523
Including:
Fair value of contingent consideration	621
Fair value of stake in Group’s subsidiary	659
Cash payable	5,243
(1)The provisional goodwill is attributable to the expected synergies arising from the acquisition and allocated to the “Artificial Intelligence” operating segment.
(2)Amortized over the term of up to 7 years.

Acquisitions in 2021

Acquisition of Zelenaya Tochka – In April 2021, the Group increased its stake in Achemar Holdings Limited, owner of the operational companies of “Zelenaya Tochka” Group, to 100% and obtained control over the entity to expand its regional footprint. Prior to the acquisition, the Group owned 51% in Achemar Holdings Limited and accounted for the investment as the investment in joint venture (Note 16). “Zelenaya Tochka” Group includesfixed-line operators in Stavropol and Tambov regions. The purchase price constituted a cash payment of RUB 1,512 million paid in April 2021 and deferred payment of RUB 7 million.

Acquisition of Credit Consulting – In April 2021, the Group acquired a 100% ownership interest in LLC “Credit Consulting”, a credit broker. The purchase price constituted a cash payment of RUB 10 thousand paid in May 2021 and contingent consideration at fair value of RUB 60 million, payable in 5-year period based on operating performance targets.

Acquisition of MTT – In June 2021, the Group acquired a 100% ownership interest in OJSC “Multiregional TransitTelecom” (“MTT”), a provider of intelligent connectivity solutions for businesses, to expand its connectivity services portfolio. The purchase price constituted a cash payment of RUB 3,680 million paid in June 2021, transfer of receivables from former owners offset against the purchase price for RUB 1,958 million and deferred payment of RUB 160 million.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Acquisition of Energy Group – In June 2021, the Group acquired a 100% ownership interest in LLC “GDTs Energy Group” (“GreenBush”), the operator of the GreenBush data center in Tehnopolis special economic area, to use the facility’s additional capacity to offer colocation and cloud solutions to customers as well as to facilitate the Group’s own compute and storage needs. The purchase price constituted a cash payment of RUB 5,200 million paid in July 2021.

The preliminary purchase price allocations for acquired companies as at the dates of acquisitions were as follows:

			Zelenaya			Credit
	MTT		Tochka		GreenBush	Consulting
Goodwill	2,984	(1)	1,353	(1)	-	46	(2)
Customer base	827	(3)	320	(4)	—	—
Trademark	530		12		—	—
Other intangible assets	590		24		1	4
Property, plant and equipment	588		623		5,171	—
Other non-current assets	254		43		17	—
Current assets	3,056		1,417		84	18
Cash and cash equivalents	340		152		9	3
Current liabilities	(2,656)		(725)		(26)	(11)
Non‑current liabilities	(715)		(118)		(56)	—

Total consideration	5,798		3,101		5,200	60
Including:
Fair value of contingent consideration	—		—		—	60
Fair value of offset financial assets	1,958		—		—	—
Fair value of previously held interest	—		1,582		—	—
Deferred payment	160		7		—	—
Cash paid or payable	3,680		1,512		5,200	—
(1)The provisional goodwill is attributable to the expected synergies arising from the acquisition and allocated to the “Telecom” operating segment.
(2)The provisional goodwill is attributable to the expected synergies arising from the acquisition and allocated to the “Fintech” operating segment.
(3)Amortized over the term of up to 3 years.
(4)Amortized over the term of 5 years.

None of the provisional amounts of goodwill recognized is expected to be deductible for income tax purposes.

Acquisitions under common control, accounted for directly in equity

Acquisition of LLC Sistema Capital (“Sistema Capital”) – In September 2021, the Group acquired the remaining 70% stake in the investment services company Sistema Capital from subsidiaries of Sistema, for total consideration of RUB 3,500 million. Acquisition of Sistema Capital enables the Group to enhance its retail financial services portfolio, adding a comprehensive set of investment services.

The following table summarizes the details of acquisition of subsidiary under common control finalized in 2021:

	Consideration
	paid
	net of cash		Assets acquired	Liabilities
Acquired company	acquired*	Cash acquired	other than cash	assumed
Sistema Capital	3,474	26	1,185	90

* Included in consolidated statement of cash flows within cash flows from financing activities as transactions with entities under common control

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Disposal of STS-Ukraine

In February 2021, the Group sold its 100% stake in LLC “Sitronics Telecom Solutions Ukraine” (“STS-Ukraine”) for RUB 52 million.

As of the date of disposal, the carrying amounts of assets and liabilities pertaining to the disposal group and reconciliation of the loss on disposal were as follows:

Current assents	282
Non-current assets	51
Total assets	333
Current liabilities	(275)
Non-current liabilities	(36)
Total liabilities	(311)
Accumulated other comprehensive income	83

Total consideration	(52)

Loss on disposal	53

Acquisitions in 2020

Acquisition of Stopol – In June 2020, the Group acquired a 100% ownership interest in LLC “Stopol Auto” and LLC “Koagent Rus” (jointly referred as “Stopol”), wholesalers of auto parts and multimedia devices. The purchase price constituted a cash payment of RUB 312 million paid in July 2020 and a contingent consideration. This acquisition allowed the Group to enter into the market of the smart multimedia systems for cars.

The purchase price allocation for Stopol as at the date of acquisition was presented as follows:

Stopol

Goodwill(1)	282
Other non-current assets	2
Current assets	230
Cash and cash equivalents	69
Current liabilities	(262)

Total consideration	321

Including:
Fair value of contingent consideration	9
Cash paid	312
(1)	The goodwill is attributable to the expected synergies resulted from the acquisition and allocated to the “Stopol” operating segment within “Other” category in reportable segments.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Acquisitions in 2019

Acquisition of JSC RIKT - In June 2019, the Group acquired a 97.4% ownership interest in JSC RIKT ("RIKT"), a fixed-line operator in the Kemerovo region, for cash consideration of RUB 360 million. This acquisition allowed the Group to increase its market share in the region. In September 2019, the Group finalized the mandatory share repurchase from minority shareholders of RIKT and increased its share to 100%.

The fair values of the identifiable assets and liabilities of RIKT as at the date of acquisition were as follows:

Goodwill (1)	105
Other intangible assets (2)	172
Property, plant and equipment	118
Trade and other receivables	12
Cash and cash equivalents	6
Other current assets	9
Other non-current assets	14
Current liabilities	(37)
Non‑current liabilities	(39)

Consideration transferred (in cash)	360
(1)	The goodwill is attributable to the expected synergies resulted from the acquisition and allocated to the “Telecom” operating segment.
(2)	Amortized over the average term of 12 years.

Acquisitions under common control, accounted for directly in equity

Acquisition of JSC Objedinennye Russkie Kinostudii (“Кinopolis”) – In April 2019, the Group acquired Kinopolis from Business-Nedvizhimost, a subsidiary of Sistema, for total consideration of RUB 2,042 million. Kinopolis owns fully equipped movie complex in Saint-Petersburg. Acquisition of Kinopolis enabled the Group to develop its own entertainment content.

Acquisition of property complex at Narodnogo opolcheniya street (“Narodnoje”) - In August 2019, the Group acquired Narodnoje property complex from Sistema for total consideration of RUB 329 million. The property complex comprised office facilities leased by the Group and hostel premises leased by a third party and operated under management agreement with Business-Nedvizhimost, a subsidiary of Sistema. The acquisition enabled the Group to optimize its rental expenses and enhance its investment property portfolio.

The following table summarizes the details of acquisitions of subsidiaries under common control finalized in 2019:

	Consideration paid		Assets acquired
Acquired company	net of cash acquired*	Cash acquired	other than cash	Liabilities assumed
Kinopolis	2,030	12	1,017	58
Narodnoje	329	—	102	—

Total effect of acquisitions under common control	2,359	12	1,119	58

*Included in consolidated statement of cash flows within cash flows from financing activities as transactions with entities under common control

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

According to the terms of the purchase agreements, deferred payments and contingent consideration payable by the Group could be reduced by the amount of any losses incurred by the Group in respect of any tax or other claims relating to the pre-acquisition period. In case the amount of the losses incurred exceeds the amount of deferred payment, the seller has indemnified the Group for the amounts in excess. The following table summarizes the movement in deferred payment and contingent consideration liabilities and related indemnification assets for the years ended December 31, 2021, 2020 and 2019:

	Deferred
	payments
	on			Zelenaya	Credit
Indemnification asset/	acquisitions	IT-Grad	Stopol	Tochka	Consulting	MTT
(Liability on deferred payment/	prior to	contingent	contingent	deferred	contingent	deferred
contingent consideration)	2019	consideration	consideration	payment	consideration	payment

January 1, 2019	118	(907)	—	—	—	—

Measurement period adjustment	—	66	—	—	—	—
Reversal of indemnity	(259)	—	—	—	—	—
Revaluation	(22)	(66)	—	—	—	—
Payment	163	—	—	—	—	—

December 31, 2019	—	(907)	—	—	—	—

Initial recognition of deferred payment/contingent consideration	—	—	(40)	—	—	—
Less: Provision for tax liabilities related to pre-acquisition period	—	—	26	—	—	—
Reversal of tax provision	—	—	(10)	—	—	—

December 31, 2020	—	(907)	(24)	—	—	—

Initial recognition of deferred payment/contingent consideration	—	—	—	(7)	(60)	(160)
Less: Provision for tax liabilities related to pre-acquisition period	—	—	3	—	—	—
Revaluation	—	542	—	—	(1)	—
Payment	—	365	—	7	—	—

December 31, 2021	—	—	(21)	—	(61)	(160)

Pro forma results of operations – The following pro forma financial data for the years ended December 31, 2021, 2020 and 2019 give effect to the business combinations as they had been completed at the beginning of the year.

	2021
	MTT, Zelenaya
	Tochka,
	GreenBush,
	Credit	2020	2019
	Consulting,		RIKT, Kinopolis,
Pro forma:	Sistema Capital	STOPOL	Narodnoje

Net revenue	537,867	495,273	476,257
Net profit fot the year	64,399	62,079	55,101

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The pro forma information is based on various assumptions and estimates. The pro forma information is neither necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2019, 2020 or 2021, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included into the consolidated financial statements of the Group only from the respective dates of acquisition and are presented as follows:

	2021
	MTT, Zelenaya
	Tochka,
	GreenBush,
	Credit	2020	2019
	Consulting,		RIKT, Kinopolis,
	Sistema Capital	STOPOL	Narodnoje

Net revenue	5,341	355	238
Net profit/(loss) for the year	25	25	(15)

6.    SEGMENT INFORMATION

Management (chief operating decision maker) analyzes and reviews results of the Group’s operating segments separately based on the nature of products and services, regulatory environments and geographic areas. Management of the Group evaluates the performance of each segment based on revenue and operating profit, excluding depreciation and amortization and impairment of non-current assets measured on the basis consistent with IFRS consolidated financial statements (the relevant financial indicator called OIBDA). Management does not analyze assets or liabilities by reportable segments.

The Group identified the following reportable segments:

Telecom: represents the results of mobile and fixed line operations, which encompasses services rendered to customers across the regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services and retail operations.

Fintech: represents the results of banking services, investment management and services of credit broker, rendered to customers across regions of Russia.

Ukraine: was ceased to be presented as a separate operating segment due to its disposal in December 2019 (Note 11).

In 2021 management of the Group has changed the composition of operating segments, by dividing operations of the Group’s subsidiary MGTS (previously constituted Moscow Fixed Line reportable segment) into two operating segments. Operations of the established “MGTS service” operating segment comprised primarily maintenance and development of fixed-line network infrastructure. The segment generates revenues mainly from granting own network infrastructure in rent. Operations of the established component “MGTS commercial” include client relationships and related fixed-line services, generating revenue from existing subscribers. The operating and financial results of “MGTS commercial” are reviewed jointly with “Russia convergent” segment, in line with focus on convergent products development, while the results of “MGTS service” are monitored separately. Consequently, “MGTS service” represents a separate operating segment. “MGTS commercial” and “Russia convergent” are presented as one operating segment – “Telecom”.

Financial results of operating segment “MTS-Bank” were supplemented with operations of investment management and credit broker services in connection with acquisition of LLC Sistema Capital and acquisition of Credit Consulting. New operating segment was called “Fintech”.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

At the end of 2020 the management’s change of approach for reviewing of Group’s operational results led to separation of two new segments – Cloud and WASD. Cloud represents operational results of Group MTS business aimed at cloud services. WASD is the MTS streaming platform. Cloud and WASD were moved from “Telecom” operating segment to the “Other” category.

Management change assessment of expenses amount allocated to HQ in relation with sale of MTS Ukraine in 2019.

On October 30, 2020, the Group entered into a sale agreement with Sistema to dispose of 100% share in JSC “Nvision Group”, which provided integration services, as well as the sales of software, and constituted “System Integrator” operating segment included in “Other” reportable segment.

In order to reflect changes in segments’ composition, segment disclosures for 2019 and 2020 were retrospectively restated.

The “Other” category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Turkmenistan, Armenia, MGTS Service, Cloud, Artificial Intelligence and others.

The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

Financial information by reportable segments is presented below:

Year ended December 31, 2021:

			Total of
			reportable		HQ and
	Telecom	Fintech	segments	Other	elimination	Consolidated
Revenue
External customers	444,175	46,836	491,011	43,296	96	534,403
Intersegment	4,138	2,771	6,909	19,527	(26,436)	—
Total revenue	448,313	49,607	497,920	62,823	(26,340)	534,403

OIBDA	204,194	8,834	213,028	24,700	(8,371)	229,357

Depreciation and amortization						(111,088)
Impairment of non-current assets						10
Operating profit						118,279

Year ended December 31, 2020:

			Total of
			reportable		HQ and
	Telecom	Fintech	segments	Other	elimination	Consolidated
Revenue
External customers	425,059	33,773	458,832	36,002	92	494,926
Intersegment	4,260	2,449	6,709	13,130	(19,839)	—
Total revenue	429,319	36,222	465,541	49,132	(19,747)	494,926

OIBDA	200,911	3,862	204,773	18,026	(7,649)	215,150

Depreciation and amortization						(100,234)
Impairment of non-current assets						(2,023)
Operating profit						112,893

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Year ended December 31, 2019:

			Total of
			reportable		HQ and
	Telecom	Fintech	segments	Other	elimination	Consolidated
Revenue
External customers	381,697	29,304	411,001	59,510	94	470,605
Intersegment	9,406	1,881	11,287	12,063	(23,350)	—
Total revenue	391,103	31,185	422,288	71,573	(23,256)	470,605

OIBDA	174,010	4,574	178,584	39,243	(6,203)	211,624

Depreciation and amortization						(96,195)
Impairment of non-current assets						148
Operating profit						115,577

The consolidated operating profit is reconciled to the consolidated profit before tax on the face of the consolidated statement of profit or loss.

Financial information by geographic area is presented below:

Revenue	2021	2020	2019

Russia	520,671	481,536	459,415
Other	13,732	13,390	11,190

Total revenue	534,403	494,926	470,605

	December 31,
Non-current assets(1)	2021	2020

Russia	442,655	401,743
Other	11,546	11,205

Total non-current assets:	454,201	412,948
(1)Comprises property, plant and equipment, goodwill and other intangible assets.

Revenues from external customers and non-current assets are allocated to individual countries based on location of operations. No single customer represents 10% or more of the consolidated revenue.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Disaggregation of revenue:

			Total of reportable		HQ and
Year ended December 31, 2021:	Telecom	Fintech	segments	Other	elimination	Consolidated

Revenue
Connectivity services	375,718	—	375,718	29,810	96	405,624
Sales of goods	67,392	—	67,392	9,334	—	76,726
Fintech services	—	46,836	46,836	—	—	46,836
Other services	1,065	—	1,065	4,152	—	5,217
External Customers	444,175	46,836	491,011	43,296	96	534,403
Intersegment	4,138	2,771	6,909	19,527	(26,436)	—
Total revenue	448,313	49,607	497,920	62,823	(26,340)	534,403
Thereof:
Recognised over time	376,783	27,516	404,299	33,962	96	438,357
Recognised at point of time	67,392	19,320	86,712	9,334	—	96,046
	444,175	46,836	491,011	43,296	96	534,403

			Total of reportable		HQ and
Year ended December 31, 2020:	Telecom	Fintech	segments	Other	elimination	Consolidated

Revenue
Connectivity services	363,131	—	363,131	24,894	92	388,117
Sales of goods	61,495	—	61,495	7,983	—	69,478
Fintech services	—	33,773	33,773	—	—	33,773
Other services	433	—	433	3,125	—	3,558
External Customers	425,059	33,773	458,832	36,002	92	494,926
Intersegment	4,260	2,449	6,709	13,130	(19,839)	—
Total revenue	429,319	36,222	465,541	49,132	(19,747)	494,926
Thereof:
Recognised over time	363,564	24,367	387,931	28,019	92	416,042
Recognised at point of time	61,495	9,406	70,901	7,983	—	78,884
	425,059	33,773	458,832	36,002	92	494,926

			Total of reportable		HQ and
Year ended December 31, 2019:	Telecom	Fintech	segments	Other	elimination	Consolidated

Revenue
Connectivity services	323,551	—	323,551	49,735	94	373,380
Sales of goods	57,677	—	57,677	6,450	—	64,127
Fintech services	—	29,304	29,304	—	—	29,304
Other services	469	—	469	3,325	—	3,794
External Customers	381,697	29,304	411,001	59,510	94	470,605
Intersegment	9,406	1,881	11,287	12,063	(23,350)	—
Total revenue	391,103	31,185	422,288	71,573	(23,256)	470,605
Thereof:
Recognised over time	324,020	21,996	346,016	53,060	94	399,170
Recognised at point of time	57,677	7,308	64,985	6,450	—	71,435
	381,697	29,304	411,001	59,510	94	470,605

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Revenue from integration and construction services mainly relates to project type contracts and is determined by reference to the stage of completion of each respective projects. The stage of completion is calculated using the input method – based on the proportion of costs incurred for work performed to date to the estimated total contract costs. Revenue is recognized cumulatively as total revenue under the project multiplied by percentage of completion as at reporting date. When it is probable that total contract costs will exceed the total contract revenue, the expected loss is recognized as an expense immediately.

Contract balances

Contract balances include trade receivables related to the recognized revenue, contract assets and contract liabilities.

Trade receivables represent an unconditional right to receive consideration (primarily in cash).

Contract assets represent accrued revenues that have not yet been billed to customers due to certain contractual terms other than the passage of time. This is the case in a bundled offering which combines the sale of a mobile device and the provision of mobile services for a fixed-period, where the mobile device is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for mobile communication services to the supply of the mobile phone. The excess of the amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and is thus transferred to trade receivables as the service is invoiced. The other part of contract assets relates to the Group’s rights to consideration for work completed but not yet billed for integration services projects.

Contract liabilities represent amounts paid by customers to the Group before receiving the goods and/or services promised in the contract. This is the case for advances received from customers or amounts invoiced or amounts invoiced and paid for goods or services that are yet to be transferred.

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	December 31,
	2021	2020
Receivables	32,361	31,452
Contract assets	189	53
Total assets	32,550	31,505
Less current portion	(20,638)	(29,342)
Total non-current assets	11,912	2,163

Contract liabilities:
Mobile and fixed telecommunication services	(22,064)	(20,714)
Other services	(1,083)	(694)
Loyalty programme	(451)	(434)
Total liabilities	(23,598)	(21,842)
Less current portion	22,621	21,125
Total non-current liabilities	(977)	(717)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Changes in the contract liabilities balances during the period are as follows:

	2021	2020

Balance as of January 1	(21,842)	(21,307)

Revenue recognised that was included in the contract liability balance at the beginning of the period	18,712	17,531
Increase due to cash received, excluding amount recognised as revenue during the period	(20,468)	(18,438)
Disposal of Nvision Group	—	372

Balance as of December 31	(23,598)	(21,842)

The Group expects to recognize revenue related to performance obligations that were unsatisfied (or partially unsatisfied) as of December 31, 2021 as follows:

	2022	2023-2027	2028-2032	Total

Connectivity services	21,087	901	76	22,064
Other services	1,083	—	—	1,083
Loyalty programme	451	—	—	451

The total transaction price assigned to unsatisfied performance obligations is presented below:

	2022	2023-2027	2028-2032	After 2032	Total

Connectivity services	312	519	195	124	1,150
Integration services	111	178	44	—	333

Cost to obtain and fulfill a contract

The Group capitalizes certain incremental costs incurred in acquiring or fullfilling a contract with a customer if the management expects these costs to be recoverable.

The Group uses a practical expedient from IFRS 15 which allows to expense contract costs as incurred when the expected contract duration is one year or less.

Costs of acquiring a contract include commissions paid to a third-party distributors as well as the associated remuneration of the Group’s commercial employees for obtaining a contract with a customer with the expected duration of more than twelve months. These costs are amortized on a straight-line basis over the average life of a long-lived subscriber.

Costs to fulfill a contract mainly relate to costs of equipment transferred to the subscribers required for the provision of services. These costs are amortized on a straight-line basis generally for the period of average subscriber life.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

As of December 31, 2021 and 2020 the balances of cost to obtain and fulfill contracts capitalized by the Group amounted to:

	December 31,
	2021	2020
Cost to obtain contracts
Gross book value	14,633	14,268
Accumulated amortization	(6,736)	(6,600)

Cost to fulfill contracts
Gross book value	5,240	4,081
Accumulated amortization	(2,279)	(1,628)

Amortization expense related to cost to obtain and fulfill contracts recognized for the years ended December 31, 2021, 2020 and 2019 amounted RUB 4,076 million, RUB 3,819 million and RUB 3,940 million, respectivly. There was no impairment loss relating to the costs capitalized.

8.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the years ended December 31, 2021, 2020 and 2019 comprised the following:

	2021	2020	2019
Salaries and social contributions	54,285	48,865	50,451
Advertising and marketing expenses	12,539	10,652	10,930
General and administrative expenses	8,085	7,526	7,653
Universal service fund	3,813	3,670	3,587
Consulting expenses	3,626	3,418	2,626
Cash collection commission	3,533	3,645	3,504
Dealers commission	3,434	3,385	3,081
Utilities and maintenance	2,550	2,255	2,809
Taxes other than income tax	1,062	1,845	2,486
Other personnel expenses	1,857	1,546	1,664
Other	1,455	1,176	1,142
Total	96,239	87,983	89,933

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

9.    FINANCE INCOME AND COSTS

Finance income and costs for the years ended December 31, 2021, 2020 and 2019 comprised the following:

	2021	2020	2019
Interest expense:
– Loans and notes	29,432	28,174	30,105
– Amortization of debt issuance costs	109	97	489
– Lease obligations	11,820	12,277	13,416
– Provisions: unwinding of discount	165	138	113
Total interest expense	41,526	40,686	44,123
Loss on financial instruments	—	373	780
Other finance costs	143	85	151
Total finance costs	41,669	41,144	45,054
Less: amounts capitalized on qualifying assets (1)	(533)	(426)	(550)
Debt modification/derecognition and other loss	216	1,366	2,862
Finance costs	41,352	42,084	47,366
Finance income on loans and receivables:
– Interest income on bank deposits	1,468	2,282	3,318
– Interest income on loans issued	52	17	91
– Other finance income	998	1,138	943
Finance income	2,518	3,437	4,352
Net finance costs	38,834	38,647	43,014
(1)	The annual weighted average capitalization rates of 6.8%, 6.9% and 8.1% were used to determine the amount of capitalized interest for the years ended December 31, 2021, 2020 and 2019, respectively.

10.   OTHER NON-OPERATING (INCOME)/EXPENSES

Other non-operating (income)/expenses for the years ended December 31, 2021, 2020 and 2019 comprised the following:

	2021	2020	2019
Net forex exchange (gain) / loss	560	10,380	(5,266)
Loss/(gain) arising on derivatives	345	(13,443)	8,297
Net gain/(loss) arising on financial assets measured at FVTPL	(139)	(1,893)	528
Net gain/(loss) arising on financial liabilities measured at FVTPL	—	(53)	1,197
Impairment of investments and loans given	—	1,392	616
Other	(342)	553	2,449

Total	424	(3,064)	7,821

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

11.     DISCONTINUED OPERATIONS

UKRAINE

On November 22, 2019, the Group entered into a sale agreement to dispose of Preludium B.V., 100% owner of PJSC “Vodafone Ukraine”, “PTT Telecom Kyiv”, LLC “VF Retail” and LLC “IT SmartFlex”, which carried out the Group’s operations in Ukraine and constituted ‘Ukraine’ reporting segment. The disposal was effected in order to concentrate on development of the Group’s core Russian market. The disposal was completed on December 3, 2019, and the results of operations in Ukraine were reported as discontinued operations in the accompanying consolidated statements of profit or loss. The consolidated statements of financial position and consolidated statements of cash flows for all periods presented were not retrospectively restated on discontinued operations.

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

Cash payment of USD 645 million (RUB 41,567 million as of December 3, 2019) was received in December 2019.

In June 2020, the Group and the purchaser agreed on the amount of adjustment to the cash payment based on finalized financial statements results as of disposal date and the Group recognized additional income in amount of USD 28 million (RUB 2,101 million as of payment date in September, 2020) in discontinued operations in the consolidated statement of profit or loss.

The deferred consideration was settled in cash by the purchaser in September 2020 in RUB amount of RUB 897 million, representing equivalent of USD 12 million as of the date of payment.

In the event the financial results of discontinued operation achieve certain performance criteria for the periods starting 2019 and ending 2022 as specified in an ‘earn out’ clause of the sale agreement, additional contingent consideration will be receivable. As

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

of December 3, 2019 the Group recognized contingent consideration receivable as a financial asset at fair value through profit or loss in the amount of RUB 2,045 million. The fair value of the financial asset amounted to RUB 2,631 million as of December 31, 2020 and RUB 1,867 million as of December 31, 2021.

The results of the discontinued operation in Ukraine, which have been included in the profit for the year, were as follows:

	For the year ended December 31,
	2021	2020	2019
Revenue	—	—	36,675
Expenses	—	—	(28,564)
Profit before tax	—	—	8,111
Attributable tax expense	—	—	(2,018)
Profit for the period	—	—	6,093
Profit/(loss) on disposal	—	2,101	(5,499)
Currency revaluation gain/(loss) on deferred consideration	—	154	(30)
Earn-out revaluation - fair value measurement	377	645	48
Earn-out revaluation - Currency revaluation gain/(loss)	93	(27)	(80)
Net income attributable to discontinued operations	470	2,873	532

Cash flows from (used in) discontinued operation were presented as follows:

	For the year ended December 31,
	2021	2020	2019

Net cash provided by operating activities	—	—	17,343
Net cash provided by/(used in) investing activities	1,234	2,998	(13,046)
Net cash used in financing activities	—	—	(1,114)

NVISION GROUP

On October 30, 2020, the Group entered into a sale agreement with Sistema to dispose of 100% share in JSC “Nvision Group”, which provided integration services, as well as the sales of software, and constituted “System Integrator” operating segment included in “Other” reportable segment. The disposal was completed on October 30, 2020, the results of operations of “System Integrator” operating segment were reported as discontinued operations in the accompanying consolidated statements of profit or loss. The consolidated statements of financial position and consolidated statements of cash flows for all periods presented were not retrospectively restated on discontinued operations.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

As of October 30, 2020, the carrying amounts of discontinued operation net assets and reconciliation of the loss on disposal were as follows:

Property, plant and equipment	95
Intangible assets	245
Other non-current assets	220
Other current assets	2,912
Cash and cash equivalents	285
Non-current liabilities	(98)
Current liabilities	(3,281)
Accumulated other comprehensive loss	3

Total consideration	(369)
Satisfied by:
Cash and cash equivalents	(369)

Loss on disposal*	12

Net cash inflow arising on disposal:	84
Cash consideration received	369
Less: cash and cash equivalents disposed of	(285)
*	Included in additional paid-in capital in consolidated statement of changes in shareholders’ equity, analogically to the purchase of JSC “Nvision Group” from Sistema in 2015.

Cash consideration in amount of RUB 369 million was settled in October and December 2020.

The results of the discontinued operation of JSC “Nvision Group”, which have been included in the profit for the year, were as follows:

	Year ended December 31,
	2020	2019
Revenue	10,051	12,898
Expenses	(11,305)	(14,263)
Loss before tax	(1,254)	(1,365)
Attributable tax expense	(1,003)	(83)
Loss for the period	(2,257)	(1,448)
Net loss attributable to discontinued operations	(2,257)	(1,448)

Cash flows from (used in) discontinued operation are presented as follows:

	For the year ended December 31,
	2020	2019
Net cash used in by operating activities	(1,466)	(55)
Net cash provided by investing activities	664	347
Net cash provided by/(used in) financing activities	748	(372)

The results of the discontinued operation of JSC “Nvision Group”, which have been included in the consolidated statement of profit or loss and consolidated statement of cash flows for the year ended December 31, 2021 equaled nil.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

12.     INCOME TAX

Income taxes of the Group’s Russia-incorporated entities have been calculated in accordance with Russian legislation and are based on the taxable profit for the period. The corporate income tax rate in Russia is 20%. The withholding tax rate on dividends paid within Russia is 13%. The foreign subsidiaries of the Group pay withholding taxes in their respective jurisdictions. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted or substantially enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Significant components of income tax expense were as follows;

	2021	2020	2019
Current income tax charge	20,057	15,170	20,757
Prior period tax adjustments	(133)	(509)	(90)
Total current income tax	19,924	14,661	20,667
Deferred tax	(4,521)	1,465	(5,000)
Income tax expense on continuing operations	15,403	16,126	15,667

Income tax expense on continuing operations excludes the amounts from the discontinued operations of nil, RUB (1,003) million and RUB 1,935 million for the years ended December 31, 2021, 2020 and 2019, respectively, which have been included in profit / (loss) from discontinued operations in the accompanying consolidated statements of profit or loss (Note 11).

The statutory income tax rates in jurisdictions in which the Group operates for 2021 and 2020 were as follows: Russia – 20%, Armenia – 18%, Turkmenistan – 8%, Czech Republic – 19%, for 2019 were as follows: Russia and Armenia – 20%, Turkmenistan – 8%, Czech Republic – 19%. The Russian statutory income tax rate of 20% reconciled to the Group’s effective income tax rate for the years ended December 31, 2021, 2020 and 2019 as follows:

	2021	2020	2019
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
Expenses not deductible for tax purposes	0.1	1.3	2.1
Prior periods tax effects	(0.2)	(0.7)	(0.1)
Different tax rate of subsidiaries	(0.8)	(0.8)	(0.4)
Withholding tax on distributed and undistributed profits	1.6	1.5	1.9
Change in fair value of derivative financial instruments	—	—	0.2
Changes in recognized deferred tax assets	(0.9)	(0.1)	(0.5)
Other	(0.4)	(0.4)	(0.2)
Effective income tax rate	19.4%	20.8%	23.0%

The Group reported the following deferred income tax assets and liabilities in the consolidated statement of financial position:

	2021	2020
Deferred tax assets	11,683	8,778
Deferred tax liabilities	(17,901)	(19,191)
Net deferred tax liabilities	(6,218)	(10,413)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Movements in the deferred tax assets and liabilities for the year ended December 31, 2021 were as follows:

			Recognised
			in other
	December 31,	Recognised in	compre-hensive	Effect of	December 31,
	2020	profit / loss	income	disposals	2021
Assets / (liabilities) arising from tax effect of:
Property, plant and equipment	(18,250)	(1,352)	32	(110)	(19,680)
Other intangible assets	(6,314)	998	—	(142)	(5,458)
Potential distributions from/ to Group’s subsidiaries/ associates and joint ventures	(2,506)	166	(86)	—	(2,426)
Licenses	(1,699)	24	—	—	(1,675)
Customer base	(470)	107	—	(229)	(592)
Capitalization of cost to obtain and fulfill contracts	(1,668)	(162)	—	—	(1,830)
Accrued expenses for services	7,158	588	(1)	69	7,814
Write-down of inventories	413	(178)	—	3	238
Allowance for ECL	2,713	533	3	5	3,254
Lease obligations	29,910	1,181	(1)	3	31,093
Right-of-use assets	(25,686)	(392)	2	—	(26,076)
Loss carryforward	3,961	1,801	—	95	5,857
Contract liabilities	1,430	176	—	—	1,606
Debt modification	(123)	50	—	—	(73)
Hedge and other	718	981	31	—	1,730
Net deferred tax liability	(10,413)	4,521	(20)	(306)	(6,218)

Movements in the deferred tax assets and liabilities for the year ended December 31, 2020 were as follows:

\
			Recognised
			in other
	December 31,	Recognised in	compre-hensive	Effect of	December 31,
	2019	profit / loss	income	acquisitions	2020
Assets / (liabilities) arising from tax effect of:
Property, plant and equipment	(17,954)	(318)	19	3	(18,250)
Other intangible assets	(6,564)	314	—	(64)	(6,314)
Potential distributions from/ to Group’s subsidiaries/ associates and joint ventures	(2,430)	(42)	(34)	—	(2,506)
Licenses	(1,739)	47	(7)	—	(1,699)
Customer base	(576)	106	—	—	(470)
Capitalization of cost to obtain and fulfill contracts	(1,448)	(220)	—	—	(1,668)
Accrued expenses for services	7,929	(710)	5	(66)	7,158
Write-down of inventories	681	(211)	10	(67)	413
Allowance for ECL	2,947	(112)	3	(125)	2,713
Lease obligations(1)	30,953	(1,052)	12	(3)	29,910
Right-of-use assets(1)	(27,433)	1,761	(14)	—	(25,686)
Loss carryforward	4,634	56	—	(729)	3,961
Contract liabilities	1,230	203	—	(3)	1,430
Debt modification	(433)	310	—	—	(123)
Hedge and other	2,312	(1,594)	—	—	718
Net deferred tax liability	(7,891)	(1,462)	(6)	(1,054)	(10,413)
(1)	Previously, the deferred tax on a lease under IFRS 16 was accounted under the net approach, the changes do not affect the total amount of deferred tax.

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

The Group recognizes deferred tax assets in respect of tax losses carried forward to the extent that realization of tax losses against future taxable profit is probable. Deferred tax assets related to tax losses of the Group’s subsidiaries are recognized according to the fact that certain tax planning opportunities are available to these subsidiaries that will create taxable profit in the period in which the unused tax losses can be utilized. The amount of the deferred tax asset considered realizable, however, could be remeasured if estimates of future taxable income are changed.

Federal law 401-FZ dated November 30, 2016 cancelled the time limit of prior periods’ tax losses carryforward, which had been previously restricted to 10 years. Furthermore, the law specified that for the years 2017-2024 prior periods’ tax losses carried forward should not exceed 50% of the tax base.

Unused tax losses, for which deferred tax assets were not recognized in the consolidated statements of financial position as of December 31, 2021 and 2020 amounted to RUB 40,898 million and RUB 43,393 million, respectively.

The Group accrued RUB 160 million and RUB 595 million as of December 31, 2021 and 2020, respectively, as a component of income tax payable in relation to uncertain income tax positions.

A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable.

The Group early adopted the IAS 12 amendments related to assets and liabilities arising from a single transaction and presented separately a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision for the years ended December 31, 2021 and 2020. Movements in the deferred tax assets and liabilities for the year ended December 31, 2020 were restated to reflect the effects of early adoption.

13.    EARNINGS PER SHARE

The following table sets forth the computation of earnings per share for the years ended December 31:

	2021	2020	2019
Numerator:
Profit for the year from continuing operations attributable to the owners of the company	63,003	60,796	51,713
Profit for the year from discontinued operations attributable to the owners of the company	470	616	2,528
Denominator, in thousands:
Weighted-average ordinary shares outstanding	1,693,244	1,760,468	1,780,935
Employee stock options	8,541	1,310	2,682
Weighted-average diluted shares outstanding	1,701,785	1,761,778	1,783,617

Earnings per share – basic, Russian Rubles	37.49	34.88	30.46
Basic EPS from continuing operations	37.21	34.53	29.04
Basic EPS from discontinued operations	0.28	0.35	1.42
Earnings per share – diluted, Russian Rubles	37.30	34.86	30.41
Diluted EPS from continuing operations	37.02	34.51	28.99
Diluted EPS from discontinued operations	0.28	0.35	1.42

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

Cash and cash equivalents comprised the following:

	December 31,
	2021	2020
Cash and cash equivalents at banks and on hand in:
Russian Rubles	17,911	39,076
US Dollars	1,766	10,597
Euro	2,899	6,433
Turkmenian Manat	367	431

Other	816	959

Short-term deposits with an original maturity of less than 92 days:
Russian Rubles	16,594	27,857

Other	237	52

Total cash and cash equivalents	40,590	85,405

15.   SHORT-TERM INVESTMENTS

Short-term investments represent investments in loans and time deposits, which have original maturities of longer than 92 days and are repayable in less than twelve months, as well as investment in debt and equity securities. Deposits, loans and debt securities are carried at amortized cost as they are held to collect contractual cash flows in the form of payments of principal and interest. Assets in Sistema Capital trust management as well as mutual funds are carried at fair value through profit and loss (“FVTPL”), as this portfolio of assets is neither held to collect contractual cash flows nor held both to collect contractual cash flows and to sell financial assets.

Short-term investments are presented net of allowance for expected credit losses (“ECL”).

Loans to customers issued by MTS Bank are presented separately within Bank deposits and loans in the accompanying consolidated statements of financial position.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The Group’s short-term investments comprised the following:

		December 31,
	Category	2021	2020
Mutual funds (Notes 28)	At FVTPL	10,719	10,699
Assets in Sistema-Capital trust management (Notes 28)	At FVTPL	10,374	10,313
Notes / loans	At amortized cost	6,383	1,007
Deposits	At amortized cost	1,499	1,415
Short-term investments, gross		28,975	23,434
Allowance for ECL		(3)	—
Total short-term investments		28,972	23,434

The main change in the amount of short-term investments occurred due to the reclassification of debt securities from other investments in line with the maturity date.

16.   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Associates are those entities where the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not equate to control or joint control over those policies.

Associates are accounted for using the equity method, with exception of associates held by the Group’s venture capital subsidiary, MTS Ventures Limited. The Group elected to measure venture investments in associates at fair value through profit or loss in accordance with IFRS 9.

Investments in associates are accounted for using the equity method are recognized at cost at the time of acquisition and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income. The carrying amount of the investment in such entities may include goodwill as the positive difference between the cost of the investment and Group’s proportionate share in the fair-values of the entity’s identifiable assets and liabilities.

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement and have rights to the net assets of the arrangement. The Group recognizes its interest in a joint venture where it has joint control of the investment and accounts for that investment using the equity method.

The Group presents its share in profits or losses in associates and joint ventures accounted for using the equity method within operating profit if those interests are viewed as part of Group’s core operations. As of December 31, 2021, MTS Belarus, Zelenaya

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Tochka, Factorin and Monumental Vision were considered as part of the Group’s core operating activity. Shares in profits and losses of other Group’s associates and joint ventures were presented as non-operating items.

The Group’s investments in associates and joint ventures accounted for using the equity method in the consolidated statements of profit or loss comprised the following:

	Country of		December 31,	December 31,
	operations	Operating activity	2021	2020
MTS Belarus	Belarus	telecommunications	6,265	5,124
Zelenaya Tochka	Russia	telecommunications	141	1,260
YouDo	Russia	classifieds	705	724
Sistema-Rentnaya Nedvizhimost	Russia	property investments mutual fund	—	636
Other unquoted companies	Russia		1,319	811
Total investments in associates accounted for using the equity method			8,430	8,555
Other unquoted companies accounted for at fair value through profit or loss	Russia		305	—
Total investments in associates			8,735	8,555

Associates and joint ventures accounted for using the equity method and presented within operating profit in the consolidated statements of profit or loss

MTS Belarus

The reconciliation of summarized financial information of MTS Belarus to the carrying amount of the Group’s interest in associate is presented as follows:

	December 31,	December 31,
	2021	2020
Assets
Non-current assets	19,030	20,008
Current assets	15,386	12,705
Liabilities
Non-current liabilities	(9,062)	(11,257)
Current liabilities	(12,568)	(10,999)
Total identifiable net assets	12,786	10,457
The Group’s share in associate	49%	49%
The Group’s share of identifiable net assets	6,265	5,124
Carrying amount of the Group’s interest	6,265	5,124

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The composition of the Group’s share of income of MTS Belarus is as follows:

	Year ended December 31,
	2021	2020	2019
Revenue	39,383	36,121	32,593
Profit for the year	(10,379)	(10,267)	(9,354)
The Group’s share of the profit of the associate for the year	(5,086)	(5,031)	(4,583)
Other comprehensive income/(loss) for the year (currency translation adjustment)	(183)	397	842
Total comprehensive income for the year	(10,562)	(9,870)	(8,512)
The Group’s share of total comprehensive income of the associate for the year	(5,175)	(4,836)	(4,171)
Dividends received	4,034	4,212	3,821

Zelenaya Tochka

In February 2020, the Group purchased 51% stakes in Achemar Holdings Limited and Clarkia Holdings Limited, owners of the operational companies of “Zelenaya Tochka” Group, fixed-line operator in multiple regions of Russia. Purchase price comprised of cash payment in total amount of RUB 1,370 million. Purchase conditions included call and put options for the remaining stakes in Achemar Holdings Limited and Clarkia Holdings Limited, and share of purchase price in amount of RUB 166 million related to the fair value of call and put options acquired. The purchase of 51% stake was accounted as investment in joint venture based on the terms of the shareholders’ agreement.

In April 2021 the Group performed a step acquisition and obtained control over Achemar Holdings Limited, owner of Stavropol and Tambov subsidiaries of Zelenaya Tochka (Note 5).

As of the acquisition date the Group remeasured the previously held equity interest in Achemar Holdings Limited from RUB 1,166 million to fair value of RUB 1,582 million and recognized the resulting gain of RUB 416 million in the operating share of the profit of the associates and joint ventures in the accompanying consolidated statement of profit or loss.

The Group continued to account for its investment in other operational companies of Zelenaya Tochka, owned by Clarkia Holdings Limited, as investment in joint venture.

Fancy Show

In 2020 the Group formed a partnership with “LLC Fancy Show”, for the purposes of production, release and promotion of “Chess” musical in Russia. The Group received the right to 36% net profit of the partnership and accounted for investment as investment in joint venture. The joint venture was ceased in September 2021.

Factorin

In July 2021 the Group purchased 51% stake in Amaran Limited, 100% owner of LLC Factorin (“Factorin”), for RUB 867 million. Factorin is the developer and owner of blockchain-based platform for trade finance transactions with a focus on supply chain finance and invoice factoring. The purchase of 51% stake was accounted as investment in joint venture based on the terms of the shareholders’ agreement.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The following table is the aggregate financial information of investments in individually insignificant joint ventures, held by the Group and presented within operating profit in the consolidated statements of profit or loss:

	Year ended December 31,
	2021	2020
Loss for the year	114	3

The Group’s share of the loss of the joint venture for the year	32	17

Other comprehensive income for the year	—	—
Total comprehensive income for the year	114	3

Gain on remeasurement of previously held interest upon acquisition	(415)	—
Compensation of losses	(96)	—

The Group’s share of total comprehensive (income)/loss of the joint venture for the year	(479)	17

Associates and joint ventures accounted for using the equity method and presented within non-operating items in the consolidated statements of profit or loss

YouDo

In September 2018, the Group acquired a 13.68% ownership interest in Youdo Web Technologies Limited (YouDo), a Russian online service provider matching freelance labor supply to demand for everyday and business tasks, for a cash contribution of RUB 824 million. Though the Group holds less than 20% of the equity interests in YouDo, nevertheless it has significant influence over the investee based on its ownership of equity shares, representation on the investee’s Board of Directors and certain additional rights related to the decision-making process on key issues.

Sistema-Rentnaya Nedvizhimost 1 mutual fund

In December 2018, MTS Bank sold 40.26% share in a property investments mutual fund “Sistema-Rentnaya Nedvizhimost” to Business Nedvizhimost, subsidiary of Sistema, for cash consideration of RUB 450 million. The Group classified the remaining investment in the mutual fund as investment in joint venture, based on the existence of a joint decision-making process and the rights to net assets of the mutual fund. The Group applied the equity method of accounting to its remaining share in the mutual fund. In 2021 the mutual fund was ceased by its owners.

SWIPGLOBAL

In December 2019, the Group acquired a 15.01% ownership interest in SWIPGLOBAL Limited (SWIPGLOBAL), a parent company of LLC “Smart wallet”, Russian provider of authorization and payment solutions, for a cash contribution of RUB 75 million. Though the Group holds less than 20% of the equity interests in SWIPGLOBAL, nevertheless it has significant influence over the investee based on its ownership of equity shares, representation on the investee’s Board of Directors and certain additional rights related to the decision-making process on key issues.

Ozon Holdings Limited

In March 2019, the Group disposed its previously held 18.69% interest in OZON to Sistema for RUB 7,902 million (of which RUB 3,000 million was paid by Sistema in 2019, RUB 2,450 million in 2020 and RUB 2,452 million in 2021).

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

The following table is the aggregate financial information of investments in individually insignificant associates and joint ventures, held by the Group and presented within non-operating items in the consolidated statements of profit or loss:

	Year ended December 31,
	2021	2020	2019
(Profit)/loss for the year	(856)	(1,048)	2,448
The Group’s share of the (profit)/loss of the associates and joint ventures for the year	(181)	(273)	341
Other comprehensive income for the year	—	—	—
Total comprehensive (income)/loss for the year	(856)	(1,048)	2,448
The Group’s share of total comprehensive (income)/loss of the associate for the year	(181)	(273)	341

Investments in venture capital associates

The following table is the aggregate financial information of investments in individually insignificant associates measured at fair value through profit or loss in accordance with IFRS 9:

	December 31,	Fair value		December 31,
	2021	adjustment	Investment	2020
Total investments in associates measured at fair value through profit or loss	305	—	305	—

17.   OTHER INVESTMENTS

Other investments consist primarily of long-term deposits, which are repayable in more than a year, loans, debt securities and equity holdings in private companies. Deposits, loans and notes are carried at amortized cost as they are held to collect contractual cash flows in the form of payments of principal and interest.

Loans to customers issued by MTS Bank are presented separately within Bank deposits and loans to customers.

Other investments are presented net of allowance for expected credit losses (ECL).

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Other investments of the Group comprised the following:

		December 31,
	Category	2021	2020
Debt securities	At amortized cost	2,810	8,764
Investments in equity	FVPL	1,228	400
Loans and unquoted notes	At amortized cost	555	328
Other investments (Gross)		4,593	9,492
Allowance for ECL		(2)	(4)
Total other investments		4,591	9,488

The main change in the amount of other investments occurred due to the reclassification of debt securities to short-term investments in line with the maturity date.

18.   TRADE AND OTHER RECEIVABLES

Trade and other receivables are carried at transaction price. The carrying value of all trade receivables is reduced by appropriate allowances for ECL.

For trade receivables the Group applies a simplified approach and calculates ECL based on lifetime expected credit losses. For receivables from subscribers and dealers and partially for other trade receivables the allowance for ECL is computed using the provision matrix. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and all reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, receivables from subscribers are written-off if past due for more than 180 days on average based on category of subscriber. Receivables other than from subscribers are written-off upon the expiration of the limitation period or before based on results of internal investigations.

MTS Group accounts for Receivables from handset sales financing as a part of current trade and other receivables and non-current other non-financial assets. These receivables are measured based on fair value basis using effective rate approach. Receivables from handset sales financing are written off against the allowance when deemed uncollectible, including by means of foreclosure on the provision. Write off of receivables takes place when the Group has no reasonable expectations of recovering the financial asset either entirely or a portion of it.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Trade and other receivables current and non-current comprised the following:

	December 31,
	2021	2020
Subscribers	15,240	12,704
Receivables from handset sales financing	12,161	15,785
Other trade receivables	6,213	4,954
Receivables from the sharing agreement	2,164	73
Interconnect	1,640	1,794
Integration services	1,584	1,512
Bonuses from suppliers	892	342
Roaming	800	1,072
Factoring	282	—
Dealers	161	158
Other receivables	2,194	1,260
Allowance for ECL	(3,536)	(4,623)
Trade and other receivables, total	39,795	35,031
Less non-current portion	(1,898)	(2,163)
Trade and other receivables, current	37,897	32,868

The analysis of the age of trade and other accounts receivables and the respective allowance for ECL as of December 31, 2021:

Receivables from subscribers
and dealers and other trade			Loss allowance
receivables assessed for	Weighted-		(based on
impairement based on provision	average	Gross carrying	provision
matrix	loss rate	amount	matrix)	Credit-impaired
Current	1%	2,560	(27)	No
1 - 30 days past due	3%	10,848	(332)	No
31 - 60 days past due	32%	583	(189)	No
60 - 90 days past due	45%	355	(161)	No
More than 90 days past due	78%	1,055	(818)	Yes
Total	10%	15,401	(1,527)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Receivables from the sharing
agreement, interconnect,
integration services and other	Weighted-		Loss allowance
receivables based on individual	average	Gross carrying	(individually
approach	loss rate	amount	assessed)	Credit-impaired

Current	2%	9,407	(193)	No

1 - 30 days past due	1%	2,219	(8)	No
31 - 60 days past due	1%	1,119	(16)	No
60 - 90 days past due	5%	624	(31)	No
More than 90 days past due	36%	2,400	(865)	Yes

Total	7%	15,769	(1,113)

			Loss allowance
	Weighted-		(based on
Receivables from handset sales	average	Gross carrying	provision
financing	loss rate	amount	matrix)	Credit-impaired

Current	2%	10,948	(180)	No

1 - 30 days past due	12%	289	(34)	No
31 - 60 days past due	47%	94	(45)	No
60 - 90 days past due	58%	74	(43)	No
More than 90 days past due	78%	756	(594)	Yes

Total	7%	12,161	(896)

The analysis of the age of trade and other accounts receivables and the respective allowance for ECL as of December 31, 2020:

Receivables from subscribers
and dealers and other trade			Loss allowance
receivables assessed for	Weighted-		(based on
impairment based on provision	average	Gross carrying	provision
matrix	loss rate	amount	matrix)	Credit-impaired

Current	3%	2,087	(62)	No

1 - 30 days past due	5%	9,029	(478)	No
31 - 60 days past due	41%	466	(190)	No
60 - 90 days past due	59%	384	(225)	No
More than 90 days past due	81%	896	(727)	Yes

Total	13%	12,862	(1,682)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Receivables from the sharing
agreement, interconnect,
integration services and other	Weighted-		Loss allowance
receivables based on individual	average	Gross carrying	(individually
approach	loss rate	amount	assessed)	Credit-impaired

Current	3%	7,966	(227)	No

1 - 30 days past due	1%	825	(11)	No
31 - 60 days past due	2%	459	(11)	No
60 - 90 days past due	10%	227	(23)	No
More than 90 days past due	69%	1,530	(1,069)	Yes

Total	12%	11,007	(1,341)

			Loss allowance
	Weighted-		(based on
Receivables from handset sales	average	Gross carrying	provision
financing	loss rate	amount	matrix)	Credit-impaired

Current	2%	13,943	(245)	No

1 - 30 days past due	15%	331	(50)	No
31 - 60 days past due	53%	102	(54)	No
60 - 90 days past due	65%	65	(43)	No
More than 90 days past due	90%	1,344	(1,208)	Yes

Total	10%	15,785	(1,600)

The following table summarizes changes in the allowance for expected credit losses for the year ended December 31, 2021, 2020 and 2019:

	2021	2020	2019

Balance, beginning of the year	(4,623)	(4,203)	(4,318)

Allowance for ECL	(1,135)	(3,382)	(4,290)
Accounts receivable written off	2,232	2,719	4,276
Disposal/(Acquisition) of subsidiaries	(10)	243	129

Balance, end of the year	(3,536)	(4,623)	(4,203)

19.   INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Inventory cost is determined using the weighted average cost method. Handsets and accessories held for sale are expensed when sold. The Group regularly assesses its inventories for obsolete and slow-moving stock.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Inventory and spare parts comprised the following:

	December 31,
	2021	2020
Handsets and accessories	15,201	12,827
Advertising and other materials	1,934	964
Spare parts for telecommunication equipment	180	110
SIM cards and prepaid phone cards	853	726
TV equipment for resale	449	425
Software and equipment for installation and resale	364	152

Total inventories	18,981	15,204

Other materials mainly consist of automobile and IT components, stationery, fuel and auxiliary materials.

Spare parts for telecommunication equipment included in the inventory are expected to be utilized within twelve months of the year end.

Expenses for writing inventory down to net realisable value were included in cost of goods in the consolidated statement of profit or loss.

For the years ended December 31, 2021, 2020 and 2019, cost of goods comprised the following expenses:

	2021	2020	2019
Amount of inventories recognized as an expense	70,788	62,587	56,761
Inventory obsolescence provision	1,817	1,465	2,564
Reversal of obsolescence provision	(361)	(570)	(453)

Total cost of goods	72,244	63,482	58,872

The reversal of the inventory obsolescence provision relates to handsets and accessories sold over the course of the Group’s promotion campaigns. Inventories were sold with a positive margin.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

20.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including improvements, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life, as follows:

Network and base station equipment:
Network infrastructure	3-50 years
Other	3-20 years

Land and buildings:
Buildings	7-99 years
Leasehold improvements	the term of the lease

Office equipment, vehicles and other:
Office equipment	2-7 years
Vehicles	2-10 years
Other	2-25 years

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

Borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset during the construction phase that necessarily takes a substantial period of time are capitalized as part of property, plant and equipment until the asset is substantially ready for its intended use. The Group considers a construction period of more than six months to be substantial.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Balances of cost, accumulated depreciation, net book value as of December 31, 2021, 2020 and 2019 and movements of property, plant and equipment for the year ended December 31, 2021, 2020 and 2019 were as follows:

				Construction
			Office	in progress
	Network and		equipment,	and
	base station	Land and	vehicles and	equipment for
	equipment	buildings	other	installation	Total
Cost
January 1, 2019	593,133	33,834	54,287	25,457	706,711
Additions	4,162	39	1,117	64,398	69,716
Transferred into use	51,130	1,803	12,919	(65,852)	—
Arising on business combinations	194	27	73	4	298
Transfer to assets held for sale	(1,573)	555	—	—	(1,018)
Disposal	(26,870)	(428)	(3,091)	(186)	(30,575)
Disposal of VF Ukraine (Note 11)	(62,196)	(2,128)	(6,966)	(2,060)	(73,350)
Other	730	1,042	(1,125)	80	727
Foreign exchange differences	1,889	(188)	55	55	1,811
December 31,2019	560,599	34,556	57,269	21,896	674,320
Additions	(173)	434	729	74,032	75,022
Transferred into use	53,005	1,317	12,286	(66,608)	—
Arising on business combinations	578	4	6	—	588
Disposal of NVISION GROUP (Note 11)	—	—	(314)	(18)	(332)
Transfer to assets held for sale	(2,890)	(475)	(34)	(3)	(3,402)
Disposal	(38,293)	(447)	(4,405)	(255)	(43,400)
Other	(4)	675	30	35	736
Foreign exchange differences	2,286	495	520	74	3,375
December 31,2020	575,108	36,559	66,087	29,153	706,907
Additions	2,432	38	801	75,450	78,721
Transferred into use	57,666	748	11,499	(69,913)	—
Arising on business combinations	973	4,601	605	204	6,383
Transfer to assets held for sale	(992)	(1)	(24)	(27)	(1,044)
Disposal	(44,394)	(559)	(5,542)	334	(50,161)
Other	(341)	482	159	(137)	163
Foreign exchange differences	1,306	10	170	12	1,498
December 31,2021	591,758	41,878	73,755	35,076	742,467
Accumulated depreciation and impairment January 1, 2019	(380,014)	(10,217)	(40,037)	—	(430,268)
Charge for the year	(47,905)	(1,148)	(5,064)	—	(54,117)
Transfer to assets held for sale	762	(76)	(1)	—	685
Disposal	26,163	256	2,709	—	29,128
Disposal of VF Ukraine (Note 11)	40,717	1,056	5,540	—	47,313
Other	(962)	(616)	628	—	(950)
Foreign exchange differences	(767)	174	(39)	—	(632)
December 31, 2019	(362,006)	(10,571)	(36,264)	—	(408,841)
Charge for the year	(43,220)	(1,153)	(5,696)	—	(50,069)
Disposal of NVISION GROUP (Note 11)	—	—	236	—	236
Transfer to assets held for sale	1,899	146	(7)	—	2,038
Disposal	33,058	343	4,165	—	37,566
Other	(5)	(133)	(34)	—	(172)
Foreign exchange differences	(1,968)	(397)	(496)	—	(2,861)
December 31, 2020	(372,242)	(11,765)	(38,096)	—	(422,103)
Charge for the year	(44,387)	(1,204)	(7,548)	—	(53,139)
Transfer to assets held for sale	1,247	1	15	—	1,263
Disposal	38,225	435	5,062	—	43,722
Other	277	(99)	(4)	—	174
Foreign exchange differences	(1,016)	(6)	(112)	—	(1,134)
December 31, 2021	(377,896)	(12,638)	(40,683)	—	(431,217)
Net book value
December 31, 2020	202,866	24,794	27,991	29,153	284,804
December 31, 2021	213,862	29,240	33,072	35,076	311,250

The amount of the compensation from third parties for items of property, plant and equipment that were accidentally damaged during construction in Moscow for the years ended December 31, 2021, 2020 and 2019 totaled RUB 2,403 million, RUB 1,510 million and RUB 2,034 million, respectively. This was included in the accompanying consolidated statements of profit or loss as component of other operating income.

21.   GOODWILL

Goodwill represents an excess of consideration transferred plus the fair value of any non-controlling interest (“NCI”) in the acquiree at the acquisition date over the fair values of the identifiable net assets of the acquired entity. Goodwill is not amortized, but is tested for impairment (Note 22).

Presentation of goodwill by reportable segments for the year ended December 31, 2020 was changed to reflect changes in reportable segments disclosed in Note 6.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The change in the net carrying amount of goodwill for the years ended December 31, 2021 and 2020 by reportable segments was as follows:

	Telecom	Other	Total
Balance at January 1, 2020
Gross amount of goodwill	32,801	11,380	44,181
Accumulated impairment loss	(1,466)	(4,040)	(5,506)
	31,335	7,340	38,675

Acquisitions (Note 5)	—	282	282
Reclassification (Note 6)	(1,877)	1,877	—
Impairment (Note 22)	—	(1,281)	(1,281)
Currency translation adjustment	—	365	365

Balance at December 31, 2020
Gross amount of goodwill	30,924	13,904	44,828
Accumulated impairment loss(1)	(1,466)	(5,321)	(6,787)
	29,458	8,583	38,041

Acquisitions (Note 5)	4,337	46	4,383
Reclassification (Note 6)	253	(253)	—
Impairment (Note 22)	—	—	—
Currency translation adjustment	—	395	395

Balance at December 31, 2021
Gross amount of goodwill	35,514	14,092	49,606
Accumulated impairment loss(1)	(1,466)	(5,321)	(6,787)

	34,048	8,771	42,819
(1)

Accumulated impairment loss of Other segments consists of impairment loss of CGU “Armenia” (RUB 3,516 million), impairment loss of CGU “Oblachnyi retail” (RUB 524 million) and impairment loss of CGU “Entertainment” (RUB 1,281 million).

22.   IMPAIRMENT REVIEW

Goodwill – The management of the Group performs impairment tests with respect to goodwill assigned to the cash-generating units at least annually, and also when there are any indications that the carrying amount of the cash generating unit (“CGU”) is impaired.

Investments in associates and joint ventures – The carrying amount of an investment accounted for under the equity method is tested for impairment provided there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss is recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs of disposal and value in use.

Tangible and intangible assets excluding goodwill – At the end of each reporting period, the management of the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets may be impaired. If such an indication exists, the recoverable amount of the assets is estimated in order to determine the amount of impairment loss.

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

For the purposes of impairment testing the Group has assessed the effects of COVID-19 pandemic on Group's business and financial situation (as disclosed in Note 3) for impairment indicators. The Group has adjusted estimations of future cash flows to reflect its estimates of impact of the pandemic factors. The impairment charge recognized and discussed below is based on expected cash flows after applying these adjustments.

Moscow Fixed Line

In 2021 management of the Group has changed the composition of operating segments, by dividing operations of the Group’s subsidiary MGTS (previously constituted “Moscow Fixed Line” reportable segment) into two operating segments, as disclosed in Note 6. The described change in composition of operating segments led to separation of “Moscow fixed line” into two CGU – “MGTS commercial” and “MGTS service”.

Entertainment

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

As of December 31, 2020 the recoverable amount of Kinopolis’s assets was assessed as being lower than its carrying amount, and hence the impairment charge of RUB 807 million was recognized in respect to Kinopolis CGU.

MTS Turkmenistan

During the years ended December 31, 2021, 2020 and 2019 MTS Turkmenistan sold a number of long-lived assets impaired in prior periods, hence the reversal of the impairment in the amount of gain from disposal of RUB 10 million, RUB 66 million and RUB 148 million, respectively, was recognized in the accompanying consolidated statements of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Impairment losses and reversal of the impairment charges recognized during the years ended December 31, 2021, 2020 and 2019 are attributable to operating segments, reported as a part of the “Other” category (Note 6).

The total amount of impairment loss and reversal of impairment charges for the year ended December 31, 2021, 2020 and 2019 was allocated to the long-lived assets carrying amounts as follows:

	2021	2020			2019
	MTS			MTS	MTS
	Turkmenistan	Entertainment	Kinopolis	Turkmenistan	Turkmenistan
Goodwill		1,281	—	—	—
Property, plant and equipment	(10)	—		(66)	(114)
Investment property		—	807	—	—
Other intangible assets		—	—	—	(34)

Total	(10)	1,281	807	(66)	(148)

Key assumptions used for value in use calculation:

The table below presents OIBDA margin applied for value in use calculation of related CGUs:

December 31, sick
CGU	2021	2020

Russia Convergent	41.3%-46.9%	43.2%-44.3%
Armenia	53.5%-60.3%	51.8%-54.0%
MGTS Commercial	59.9%-63.0%	Not available
MGTS Service	42.5%-51.8%	Not available
Nvision Czech Republic	4.3%-5.0%	3.5%-5.2%
Entertainment	4.8%-12%	8.8%-32%
Cloud	37.7%-67.3%	41.3%-69.0%

The table below presents capital expenditure as a percentage of revenue applied for value-in-use calculations of related CGUs:

	December 31,
CGU	2021	2020

Russia Convergent	18%	20.9%
Armenia	22%	22.2%
MGTS Commercial	16%	Not available
MGTS Service	16%	Not available
Nvision Czech Republic	1%	1.2%
Entertainment	3%	0.0%
Cloud	17%	15.4%

The terminal growth rate into perpetuity has been determined based on the nominal gross domestic product rates for the country of operation, adjusted for specific characteristic of the CGUs.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The table below presents terminal growth rates applied for value-in-use calculations of related CGUs:

	December 31,
CGU	2021	2020

Russia Convergent	1%	1%
Armenia	nil	nil
MGTS Commercial	1%	Not available
MGTS Service	1%	Not available
Nvision Czech Republic	2%	2%
Entertainment	1.5%	1.5%
Cloud	1%	1%

The table below presents pre-tax rates for the discounting of cash flows in functional currencies of related CGUs:

	December 31,
CGU	2021	2020

Russia Convergent	10.1%	11.4%
Armenia	11.2%	13.3%
MGTS Commercial	12.7%	Not available
MGTS Service	9.9%	Not available
Nvision Czech Republic	6.0%	6.1%
Entertainment	13.1%	13.6%
Cloud	13.6%	13.2%

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Balances of historical cost, accumulated amortization, net book value as of December 31, 2021 and 2020 and movements of other intangible assets for the year ended December 31, 2021, 2020 and 2019 were as follows:

		Right to use	Billing and			Cost to
		radio	other		Numbering	obtain
	Licenses	frequencies	software	Client base	capacity	contracts	Other	Total
Useful life, years	1 to 20	1 to 15	1 to 25	4 to 31	2 to 15	2 to 5	1 to 10
Cost
January 1, 2019	39,627	6,648	138,564	8,790	2,868	23,360	3,606	223,463
Additions	1,106	(38)	27,921	—	(2)	10,290	366	39,643
Arising on business combinations (Note 5)	—	—	6	(37)	2	—	61	32
Disposal of VF Ukraine (Note 11)	(19,149)	—	(15,770)	—	(136)	(1,826)	(692)	(37,573)
Impairment	—	(26)	—	—	—	—	—	(26)
Disposal	(84)	(865)	(11,564)	(2,823)	(64)	(18,281)	(208)	(33,889)
Other	4	(1)	93	—	—	—	(81)	15
Foreign exchange differences	201	(29)	718	—	9	92	44	1,035
December 31, 2019	21,705	5,689	139,968	5,930	2,677	13,635	3,096	192,700
Additions	1,466	(11)	35,277	—	15	10,390	1,941	49,078
Arising on business combinations (Note 5)	—	—	—	—	—	—	—	—
Disposal of NVISION GROUP (Note 11)	—	—	(311)	—	—	—	—	(311)
Reclassification into assets for sale	—	—	(184)	—	—	—	—	(184)
Impairment	—	43	(167)	—	—	—	(2)	(126)
Disposal	(108)	(172)	(28,035)	(73)	(24)	(9,758)	(1,033)	(39,203)
Other	25	30	(83)	—	—	—	(1)	(29)
Foreign exchange differences	913	—	386	—	—	—	4	1,303
December 31, 2020	24,001	5,579	146,851	5,857	2,668	14,267	4,005	203,228
Additions	1,350	—	34,421	—	75	3,653	5,494	44,993
Arising on business combinations (Note 5)	—	—	571	1,147	174	—	576	2,468
Reclassification into assets for sale	—	—	(17)	—	—	—	—	(17)
Impairment	(1)	21	—	—	—	—	—	20
Disposal	(39)	(233)	(14,783)	(680)	(251)	(3,287)	(1,064)	(20,337)
Other	—	1	(97)	—	—	—	(9)	(105)
Foreign exchange differences	992	—	381	—	—	—	(1)	1,372
December 31, 2021	26,303	5,368	167,327	6,324	2,666	14,633	9,001	231,622
Accumulated amortisation and impairment
January 1, 2019	(16,113)	(4,586)	(80,785)	(5,258)	(2,754)	(16,343)	(1,662)	(127,501)
Charge for the year	(2,911)	(372)	(24,394)	(603)	(41)	(6,887)	(374)	(35,582)
Disposal of VF Ukraine (Note 11)	5,155	—	12,657	—	129	1,208	301	19,450
Effect on assets impairment	—	—	—	—	—	—	—	—
Disposal	25	831	11,065	2,813	64	18,281	196	33,275
Other	(2)	—	(24)	—	—	(2,573)	17	(2,582)
Foreign exchange differences	664	29	(615)	—	(9)	(80)	(20)	(31)
December 31, 2019	(13,182)	(4,098)	(82,096)	(3,048)	(2,611)	(6,394)	(1,542)	(112,971)
Charge for the year	(1,266)	(367)	(25,146)	(431)	(27)	(9,964)	(345)	(37,546)
Disposal of NVISION GROUP (Note 11)	—	—	77	—	—	—	—	77
Disposal	71	160	27,953	72	24	9,758	402	38,440
Other	(10)	(31)	81	—	—	—	2	42
Foreign exchange differences	(894)	—	(275)	—	—	—	2	(1,167)
December 31, 2020	(15,281)	(4,336)	(79,406)	(3,407)	(2,614)	(6,600)	(1,481)	(113,125)
Charge for the year	(1,443)	(349)	(29,737)	(631)	(35)	(3,424)	(1,867)	(37,486)
Disposal	3	228	14,716	679	249	3,288	920	20,083
Other	—	—	204	—	—	—	16	220
Foreign exchange differences	(971)	—	(211)	—	—	—	—	(1,182)
December 31, 2021	(17,692)	(4,457)	(94,434)	(3,359)	(2,400)	(6,736)	(2,412)	(131,490)
Net book value
December 31, 2020	8,720	1,243	67,445	2,450	54	7,667	2,524	90,103
December 31, 2021	8,611	911	72,893	2,965	266	7,897	6,589	100,132

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

Operating licenses contain conditions specified by legislation which generally include the required date of services provision, territorial coverage and expiration date. Management believes that the Group is in compliance with all material terms of its licenses.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The Group’s operating licenses do not provide for automatic renewal. All licenses covering the territories of the Russian Federation expired as of December 31, 2021 were renewed. The cost to renew the licenses was not significant. Weighted-average period until the next renewal of licenses in the Russian Federation is two and half years.

The license for the provision of telecommunication services in Armenia is valid until 2034.

Contractual obligations to purchase intangible assets are disclosed in the Note 34.

24.   BORROWINGS

Group’s borrowings represent interest bearing bank loans and bonds issued in the capital markets. Borrowings are initially recorded at fair value plus transaction costs that are directly attributable to the issue of the financial liability and subsequently measured at amortized cost, using the effective interest rate method.

The Group’s borrowings comprise the following:

	December 31,
	2021	2020
Notes	191,996	208,155
Bank and other loans	270,143	221,113
Total borrowings	462,139	429,268
Less: current portion	(111,839)	(34,125)
Total borrowings, non-current	350,300	395,143

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Notes – The Group’s notes consisted of the following:

		Interest rate
		(actual at
		December 31,	December 31,	December 31,
	Currency	2021)	2021	2020
MTS International Notes due 2023	USD	5.00%	33,291	33,091
MTS PJSC Notes due 2022	RUB	7.70%	14,991	14,980
MTS PJSC Notes due 2025	RUB	8.00%	14,990	14,987
MTS PJSC Notes due 2023	RUB	6.85%	14,982	14,971
MTS PJSC Notes due 2027	RUB	6.60%	14,975	14,971
MTS PJSC Notes due 2022	RUB	9.00%	10,000	9,998
MTS PJSC Notes due 2026	RUB	7.90%	9,999	9,998
MTS PJSC Notes due 2022	RUB	5.50%	9,995	9,984
MTS PJSC Notes due 2022	RUB	6.45%	9,994	9,988
MTS PJSC Notes due 2025	RUB	7.25%	9,993	9,990
MTS PJSC Notes due 2024	RUB	8.70%	9,991	9,986
MTS PJSC Notes due 2023	RUB	6.50%	9,923	9,860
MTS PJSC Notes due 2024	RUB	8.60%	7,491	7,488
MTS PJSC Notes due 2027	RUB	6.60%	6,983	6,980
MTS PJSC Notes due 2022	RUB	8.40%	4,997	4,994
MTS PJSC Notes due 2026	RUB	6.60%	4,992	4,990
MTS PJSC Notes due 2024	RUB	6.50%	4,319	—
MTS PJSC Notes due 2031	RUB	7.50%	78	891
MTS PJSC Notes due 2021	RUB	8.85%	—	9,999
MTS PJSC Notes due 2021	RUB	7.10%	—	9,997
Other			12	12
Total notes			191,996	208,155
Less: current portion			(49,923)	(20,813)
Total notes, non-current			142,073	187,342

The Group has an unconditional obligation to repurchase certain MTS PJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The date of the announcement for the particular note issue is as follows:

MTS PJSC Notes due 2031	February 2026

The Group discloses these notes as maturing in 2026 (MTS PJSC Notes due 2031) in the aggregated maturities schedule as the noteholders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Bank and other loans – The Group’s loans from banks and financial institutions consisted of the following:

		Interest rate
		(actual at
		December 31,	December 31,	December 31,
	Maturity	2021)	2021	2020
RUB-denominated:
Sberbank	2022-2024	5.99%-CBR[1] key rate + 1.19%	135,000	85,001
VTB	2024-2026	CBR[1] key rate + 0.50% - CBR[1] key rate + 1.25%	129,307	129,091
Related party loans	2022-2024	8.70% - CBR[1] key rate	1,968	1,803
Subsidized loans	2025	0.1 CBR[1] key rate + 2.42%	1,769	1,845
Other			2,099	3,373
Total bank and other loans			270,143	221,113
Less: current portion			(61,916)	(13,312)
Total bank and other loans, non-current			208,227	207,801

1CBR – Central Bank of Russia

Subsidized loans – In the end of 2020 the Group signed a credit line with VEB.RF at a preferential interest rate provided for under a special program aimed at stimulating local IT development overseen by the Russian Ministry of Digital Development, Communications, and Mass Media. The credit program subsidizes creditors in issuing loans at annual interest rates of between 1% and 5% for projects that involve the purchasing or licensing of locally-developed software and hardware, as well as spending on local IT labor and training. Also on June 30, 2020 the Group entered into a subsidized credit facility agreement with VTB. The facility was a revolving credit line, which allowed the Group to borrow up to RUB 1,702 million. The principal and interest accumulated under this credit facility have been fully utilised as part of government support related to COVID-19 and accounted for as deduction of related expenses in the consolidated statement of profit or loss for 2021.

Compliance with covenants – Bank loans and notes of the Group are subject to certain covenants limiting the Group’s ability to create liens on properties, dispose assets, including cellular licenses in core Russian regions, issue guarantees and grant loans to the third parties, delay payments for the borrowings, merge or consolidate MTS PJSC with a third party or be a subject to unsatisfied judgments (excluding the total penalty under the agreements with the DOJ). The Group is required to comply with certain financial ratios.

The noteholders of MTS International Notes due 2023 have the right to require the Group to redeem the notes at 101% of their principal amount and related interest, if the Group experiences a change in control.

If the Group fails to meet these covenants, after certain notice and cure periods, the debtholders are entitled to demand accelerated principal repayment.

The Group was in compliance with all existing notes and bank loans covenants as of December 31, 2021.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Available credit facilities – As of December 31, 2021, the Group’s total available unused credit facilities amounted to RUB 207,323 million and related to the following credit lines:

	Currency	Maturity	Interest rate	Available till	Available amount

Sberbank	RUB	2025	To be agreed	August 2025	130,000
NDB	USD	2028	LIBOR+ 1.75%	July 2022	22,288
Sberbank	RUB	2024	To be agreed	August 2024	20,000
Sberbank	RUB	2024	To be agreed	May 2024	15,000
Rosselhozbank	RUB/USD/EUR	2022	To be agreed	November 2022	7,000
VTB	RUB	2028	To be agreed	August 2028	5,000
SPB	RUB	2024	To be agreed	January 2024	3,000
VEB	RUB	2025	0.1 CBR key rate[1] + 2.42%	November 2023	2,490
ZTV	RUB	2022	CBR key rate[1]	July 2022	1,060
VEB	RUB	2025	0.1 CBR key rate[1] + 2.47%	November 2023	970
Cisco	RUB	2023	To be agreed	July 2022	515

Total					207,323

1CBR – Central Bank of Russia

In addition, the Group has a credit facility made available by Citibank at an interest rate of MosPrime + 1.50%, with the available amount set up on request and to be repaid within 182 days.

The following table presents the aggregated scheduled maturities of principal and interests on notes and bank loans (gross of debt issuance costs) outstanding for the five years ending December 31, 2026 and thereafter:

	December 31, 2021
		Bank loans
	Notes	and other debt
Payments due in the year ending December 31,
2022	62,772	83,862
2023	66,809	58,523
2024	27,346	72,799
2025	28,529	93,385
2026	17,448	15,136
Thereafter	22,477	—

Contractual undiscounted cash flows	225,381	323,705

Less: unamortized debt issuance costs	(184)	—
Less: interest	(33,201)	(52,628)
Less: debt modification	—	(693)
Less: subsidized interest rate effect	—	(241)

Total debt	191,996	270,143

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

25.   RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS

The Group’s lease contracts largely relate to leases of cellular sites (i.e. land, space in cell towers or rooftop surface areas), network infrastructure, and retail stores as well as buildings used for administrative or technical purposes.

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

Lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. A corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss if the carrying amount of right-of-use asset had been reduced to zero.

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

The table below summarises the estimated terms, over which the right-of-use assets are amortized:

Sites for placement of network equipment and base stations inside the buildings	10 years
Sites for placement of network equipment and base stations on land	20 years
Retail stores	Up to 8 years
Administrative offices, warehouses, parking garages	not less than 3 years
Vehicles	4 – 5 years

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The following table presents a summary of net book value of right-of-use assets:

	December 31,
	2021	2020
Sites for placement of network and base station equipment	91,566	93,948
Land and buildings	40,572	36,468
Vehicles and other	205	87
Right-of-use assets, net	132,343	130,503

The following table presents a summary of depreciation charge of the right-of-use assets:

	2021	2020	2019
Sites for network and base station equipment	11,448	6,903	6,900
Land and buildings	8,328	11,903	11,968
Vehicles and other	103	43	404
Exclusive rights for trademarks	—	—	693

Depreciation charge, total	19,879	18,849	19,965

Depreciation of the right-of-use assets for the years ended December 31, 2021, 2020 and 2019 of RUB nill, RUB 3 million and RUB 1,644 million, respectively, was recognized as part of loss from discontinued operation in the accompanying consolidated statements of profit or loss.

Additions to the assets leased during the years ended December 31, 2021, 2020 and 2019 amounted to RUB 17,510, RUB 13,102 and RUB 20,436 million.

Interest expense accrued on lease obligations for the years ended December 31, 2021, 2020 and 2019 in the amount of RUB 11,820, RUB 12,277 and RUB 13,416 million, respectively, were included in finance costs, whereas RUB nill, RUB 1 and RUB 1,246 million, respectively were recognized as part of loss from discontinued operation in the accompanying consolidated statements of profit or loss.

For the years ended December 31, 2021, 2020 and 2019, expenses recognized in respect of variable lease payments not included on the measurement of lease liabilities and short-term leases amounted to:

	2021	2020	2019
Variable lease payments	10,623	9,542	8,522
Short-term leases	310	195	203

Total	10,933	9,737	8,725

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The following table presents future minimum lease payments under lease arrangements together with the present value of the net minimum lease payments as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Minimum lease payments, including:
Current portion (less than 1 year)	29,758	27,094
More than 1 to 5 years	101,965	98,737
Over 5 years	91,031	93,520

Total minimum lease payments	222,754	219,351
Less amount representing interest	(68,245)	(68,537)
Present value of net minimum lease payments, including:
Current portion (less than 1 year)	18,709	16,177
More than 1 to 5 years	70,818	66,784
Over 5 years	64,982	67,853

Total present value of net minimum lease payments	154,509	150,814

Less current portion of lease obligations	(18,709)	(16,177)

Non-current portion of lease obligations	135,800	134,637

Total cash outflows for leases for the years ended December 31, 2021, 2020 and 2019 totaled to RUB 38,996, RUB 36,963 and RUB 38,545 million, of which RUB 11,548, RUB 12,173 and RUB 14,666 million was included in interest paid.

A minor part of the Group’s lease contracts for retail stores include variable payments that depend on sales volume of the respective store.

The Group’s lease contracts include typical restrictions and covenants common for local business practice, such as the responsibility of the Group for regular maintenance and repair of the lease assets and their insurance, redesign and conduction of permanent improvements only with the consent of the lessor, and use of the leased asset in accordance with current legislation.

For the year ended December 31, 2020 the Group recognized gain related to termination of lease agreements and rent holidays for retail outlets in the amount of RUB 464 and RUB 286 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

26.     RECONCILIATION OF LIABILITIES ARISING FROM FINANCIAL ACTIVITIES

					Foreign	Other		Change in
	December 31,	Financing	Operating	Acquisitions/	exchange	comprehensive	Change	retained	Other	December 31,
	2020	cash flows	cash flows	Disposals	movement	income	in fair value	earnings	changes(1)	2021
Notes (Note 24)	208,155	(16,504)	—	—	187	—	—	—	158	191,996
Bank and other loans (Note 24)	221,113	48,718	—	1,735	—	(10)	—	—	(1,413)	270,143
Lease obligation (Note 0)	150,814	(16,516)	(11,548)	146	45	72	—	—	31,496	154,509
Payables related to repurchase of common stock (Note 32)	—	(21,483)	—	—	—	—	—	—	21,483	—
Dividends payable (Note 32)	109	(61,955)	—	—	—	—	—	61,967	(53)	68
Payables related to transactions under common control	—	(3,474)	—	—	—	—	—	—	3,474	—
Liability under put option agreement	62	—	—	—	—	—	(62)	—	—	—
Derivative instruments	(3,591)	—	—	—	(125)	—	—	—	426	(3,290)

Total liabilities arising from financial activities	576,662	(71,214)	(11,548)	1,881	107	62	(62)	61,967	55,571	613,426
(1)	Including accrual of liabilities related to repurchase of common stock, additions under lease agreements, dividends related to non-controlling interest, depreciation of debt issuance cost, modification gain and other changes.

					Foreign	Other		Change in
	December 31,	Financing	Operating	Acquisitions/	exchange	comprehensive	Change	retained	Other	December 31,
	2019	cash flows	cash flows	Disposals	movement	income	in fair value	earnings	changes(1)	2020

Notes (Note 24)	183,935	18,590	—	—	7,674	—	—	—	(2,044)	208,155
Bank and other loans (Note 24)	159,384	60,055	—	26	—	—	—	—	1,648	221,113
Lease obligation (Note 0)	155,308	(15,054)	(12,173)	(145)	1,405	150	—	—	21,323	150,814
Payables related to repurchase of common stock (Note 32)	—	(16,028)	—	—	—	—	—	—	16,028	—
Dividends payable (Note 32)	23,080	(74,923)	—	—	—	—	—	52,012	(60)	109
Payables related to transactions under common control	22	—	—	—	—	—	—	—	(22)	—
Liability under put option agreement	73	—	—	—	—	—	(53)	—	42	62
Derivative instruments	955	—	(449)	—	(3,582)	—	—	—	(515)	(3,591)
Total liabilities arising from financial activities	522,757	(27,360)	(12,622)	(119)	5,497	150	(53)	52,012	36,400	576,662
(1)	Including accrual of liabilities related to repurchase of common stock, additions under lease agreements, dividends related to non-controlling interest, depreciation of debt issuance cost, modification gain and other changes.

27.     PROVISIONS

Provisions – Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past event, and it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the managements’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. The main provisions the Group holds are in relation to employees’ bonuses and other rewards (including retirement benefits and cash-settled share-based payments), decommissioning and restoration obligation, tax provisions as well as legal claims.

Provision for decommissioning and restoration – The Group calculates a provision for decommissioning and restoration when the Group has a legal or constructive obligation in connection with the retirement of tangible long-lived assets. The Group’s obligations relate primarily to the cost of removing its equipment from sites. The Group records the present value of provision for decommissioning and restoration as non-current provisions in the consolidated statement of financial position.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Employee bonuses and share-based settlement programs – For employee bonuses and cash-settled share-based payment transactions, the fair value of the obligation is newly determined at each reporting date and at the settlement date, and the changes in the fair value are recognized in profit or loss, until the liability is settled.

The following table summarizes the movement in provisions for the years ended December 31, 2021, 2020 and 2019:

	Tax	Provision
	provisions	for	Employee		Litigation
	other than	decommissioning	bonuses	SEC	and Other
	for income	and	and other	provision	provisions	Total
	tax	restoration	rewards	(Note 34)	(Note 34)	provisions
January 1, 2019	(252)	(3,109)	(10,378)	(59,050)	(1,513)	(74,302)

Arising during the year	(410)	(2,341)	(16,896)	—	(208)	(19,855)
Utilised	19	19	16,055	55,607	527	72,227
Discount rate adjustment and imputed interest (change in estimates)	—	42	(12)	—	—	30
Unused amounts reversed	34	—	523	—	155	712
Arising due to acquisitions of subsidiaries	—	—	(9)	—	—	(9)
Disposal of VF Ukraine	50	760	672	—	126	1,608
Other	(4)	(159)	2	3,443	20	3,302
December 31, 2019	(563)	(4,788)	(10,043)	—	(893)	(16,287)

Current portion	(563)	(126)	(9,944)	—	(893)	(11,526)
Non-current portion	—	(4,662)	(99)	—	—	(4,761)
January 1, 2020	(563)	(4,788)	(10,043)	—	(893)	(16,287)

Arising during the year	(211)	(914)	(14,770)	—	(3,860)	(19,755)
Utilised	29	54	16,489	—	137	16,709
Discount rate adjustment and imputed interest (change in estimates)	1	(138)	67	—	—	(70)
Unused amounts reversed	8	513	(125)	—	114	510
Arising due to acquisitions of subsidiaries	—	—	—	—	—	—
Disposal of Nvision Group	115	—	245	—	9	369
Other	—	—	(62)	—	(2)	(64)
December 31, 2020	(621)	(5,273)	(8,199)	—	(4,495)	(18,588)

Current portion	(621)	(229)	(8,115)	—	(4,495)	(13,460)
Non-current portion	—	(5,044)	(84)	—	—	(5,128)
January 1, 2021	(621)	(5,273)	(8,199)	—	(4,495)	(18,588)

Arising during the year	(74)	(2,329)	(17,860)	—	(1,862)	(22,125)
Utilised	161	31	13,258	—	1,736	15,186
Discount rate adjustment and imputed interest (change in estimates)	—	(145)	4	—	—	(141)
Unused amounts reversed	488	226	580	—	(2)	1,292
Arising due to acquisitions of subsidiaries	(207)	—	(159)	—	(3)	(369)
Other	(1)	—	(18)	—	(3)	(22)
December 31, 2021	(254)	(7,490)	(12,394)	—	(4,629)	(24,767)

Current portion	(254)	(284)	(12,312)	—	(4,629)	(17,479)
Non-current portion	—	(7,206)	(82)	—	—	(7,288)

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

Derivative instruments activities – The Group uses derivative instruments, including interest rate and foreign currency swaps, to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current financial assets or liabilities in the consolidated statement of financial position. Cash flows from derivatives are classified according to their nature. The Group reviews related fair value hierarchy classifications on a quarterly basis. The fair value measurement of the Group’s derivative instruments is based on the observable yield curves for similar instruments.

Gains and losses from changes in the fair value of derivative instruments are recorded immediately in profit or loss.

Assets and liabilities related to multiple derivative contracts with one counterparty are not offset by the Group.

Liability under put option agreement – To optimize the structure of business acquisitions and to defer payment of the purchase price, the Group enters into put and call option agreements to acquire the remaining non-controlling stakes in newly acquired subsidiaries. Upon initial recognition, the commitment to purchase non-controlling interests is recognized as a financial liability for the present value of the redemption amount, which approximates its fair value. Subsequent changes in the value of the commitment are recognized in profit or loss for the reporting period.

Netting – The Group offsets its financial assets and financial liabilities only if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Fair value of financial instruments – Fair value of financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities;

Level 3 – No observable pricing inputs in the market.

Financial assets and financial liabilities are classified in the three-tier hierarchy based on the lowest level of input that is significant to the fair value measurements. The Group’s assessment of the significance of a particular input to the fair value measurements requires judgment which may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

1.    Financial assets of the Group

	December 31,
	2021	2020
Cash and cash equivalents (Note 14)	40,590	85,405

Trade and other receivables (Note 18)	39,795	35,031

Accounts receivable, related parties (Note 31)	7,287	14,189

Other financial assets:

Financial assets at amortized cost:
Deposits and loans issued	208,018	118,594
Notes	9,158	9,583
Other	2,138	2,196
Total financial assets at amortized cost	219,314	130,373

Financial assets at fair value through profit or loss:
Securities held by MTS Bank and Sistema Capital	25,687	21,824
Mutual funds	10,719	10,699
Assets in Sistema Capital trust management	10,374	10,313
Cross-currency swaps not designated as hedges	4,627	4,508
Contingent consideration (Note 11)	1,867	2,631
Investments in equity	1,228	—
Embedded derivatives in a lease agreement	434	562
Assets under option agreements	112	228
Currency forwards, swaps and options not designated as hedges	110	2
Total financial assets at fair value through profit or loss	55,158	50,767

Total other financial assets	274,472	181,140

Total financial assets	362,144	315,765
Less current portion	(224,862)	(227,338)

Total financial assets, non-current	137,282	88,427

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

2.     Financial liabilities of the Group

	December 31,
	2021	2020
Trade and other payables	72,078	56,017

Accounts payable, related parties (Note 31)	4,107	3,146

Other financial liabilities:

Financial liabilities at amortized cost:
Bank and other loans (Note 24)	270,143	221,113
Notes (Note 24)	191,996	208,155
Bank deposits and liabilities (Note 30)	221,368	167,677
Lease obligations (Note 0)	154,509	150,814
Total financial liabilities at amortized cost	838,016	747,759

Financial liabilities at fair value through profit or loss:
Contingent consideration and other liabilities	383	1,068
Liabilities under option agreements	—	55
Total financial liabilities at fair value through profit or loss	383	1,123

Total other financial liabilities	838,399	748,882

Total financial liabilities	914,584	808,045
Less current portion	(413,990)	(276,368)

Total financial liabilities, non-current	500,594	531,677

The fair value measurement of the Group’s derivative instruments and investments in Sistema Capital trust management is based on the observable yield curves for similar instruments and represents the estimated amount the Group would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates, foreign exchange spot and forward rates. The investment in mutual investment funds is measured at fair value of the Group’s share in net assets of funds.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The table below presents the fair value of financial instruments carried at fair value within the statement of financial position:

		December 31,
	Level of inputs	2021	2020
Assets
Securities held by MTS Bank and Sistema Capital	Level 1	25,687	21,824
Derivative instruments	Level 2	4,736	4,510
Cross-currency swaps not designated as hedges		4,627	4,508
Currency forwards, swaps and options		110	2
Mutual investment funds, managed by Sistema Capital (Note 15)	Level 2	10,719	10,699
Assets in Sistema Capital trust management (Note 15)	Level 2	10,374	10,313
Embedded derivatives in a lease agreement	Level 2	434	562
Contingent consideration	Level 3	1,867	2,631
Investments in equity	Level 3	1,228	—
Assets under option agreements	Level 3	112	228

Liabilities
Contingent consideration	Level 3	(188)	(944)
Liabilities under option agreements	Level 3	—	(55)

Net realized gains and losses of Level 3 assets and liabilities resulting from fair value measurements were included in net foreign exchange (gain) / loss and change in fair value of financial instruments and profit from discontinued operations in the consolidated statements of profit or loss in the following amounts:

	For the years ended December 31,
	2021	2020	2019
Net realized gains of Level 3 assets	2,263	846	2,013
Net realized losses of Level 3 liabilities	(420)	(39)	(1,813)

	1,843	807	200

Net unrealized gains and losses of Level 3 assets and liabilities resulting from fair value measurements were included in net foreign exchange (gain) / loss and change in fair value of financial instruments in the consolidated statements of profit or loss in the following amounts:

	For the years ended December 31,
	2021	2020	2019
Net unrealized gains of Level 3 assets	385	—	—
Net unrealized gains/(losses) of Level 3 liabilities	391	—	—

	776	—	—

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Financial instruments at amortised cost

The carrying value of the Group’s financial instruments accounted for at amortized cost approximates their fair value due to their short-term nature and market interest rates, except for borrowings, gross of debt issuance cost, as disclosed in the table below:

		December 31, 2021		December 31, 2020
	Level of		Carrying		Carrying
	inputs	Fair value	value	Fair value	value
Notes	Level 1	(173,903)	(174,984)	(200,198)	(191,142)
Unquoted notes	Level 3	(17,012)	(17,012)	(17,012)	(17,012)
Bank and other loans (Note 24)	Level 3	(267,405)	(270,143)	(221,113)	(221,113)
		(458,320)	(462,139)	(438,323)	(429,267)

The carrying value of the Group’s bank and other loans approximates their fair value as of December 31, 2021 and 2020.

While management has used available market information in estimating the fair value of its financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

There were no transfers between levels of inputs within the hierarchy during the years ended December 31, 2021, 2020 and 2019.

There were no transfers between the accounting categories of financial instruments during the years ended December 31, 2021 and 2019.

During the year ended December 31, 2019 several of the Group’s swap agreements in the amount of RUB 678 million were transferred from accounting category “financial assets at fair value through other comprehensive income” to category “financial assets at fair value through profit or loss” as a result of termination of hedging relationships due to the early redemption of hedged loans.

29.    FINANCIAL RISK MANAGEMENT

As part of its business the Group is exposed to several types of financial risks: capital risk (mainly by MTS Bank), market risks, credit (or counterparty) risks, and liquidity risks. Risks mitigating activities are mainly performed at the Group headquarters by the corporate finance personnel and are subject to the approval of the Group’s supervisory bodies – the Board of Directors and its Budget Committee.

Capital risk

MTS Bank, a subsidiary of the Group, is subject to regulations of the Central Bank of Russia which require that banks comply with minimum capital adequacy ratios calculated on the basis of statutory standalone financial statements as follows:

-8.00% for own capital;
-4.50% for base capital;
-6.00% for main capital.

MTS Bank meets the requirements established by the CBR. As of December 31, 2021 and 2020, the capital adequacy ratio of MTS Bank in accordance with CBR requirements were:

-12.54% and 13.7% for own capital;
-9.65% and 9.89% for base capital;
-10.83% and 7.78% for main capital, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. The Group is primarily exposed to the following types of market risks: interest rate risk and currency exchange rates fluctuations. Financial instruments affected by market risk include loans and borrowings, deposits, accounts payable and accounts receivables denominated in foreign currencies and derivative financial instruments. The sensitivity analyses in the following sections relate to the financial position as of December 31, 2021 and 2020.

Interest rate risks

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings.

Fixed interest rate risk

A part of the Group’s notes denominated US Dollars bear fixed interest rates. To eliminate the exposure of changes in the value of debt obligations, the Group enters into fixed-to-variable cross-currency and interest rate swap agreements. In aggregate, the Group entered into fixed-to-variable cross-currency and interest rate swap agreements designated to manage the exposure of changes in value of the debt related to 8.3% and 7.4% of the Group’s notes and bank loans with fixed rates outstanding as of December 31, 2021 and 2020.

The notional amounts of interest rate derivative instruments outstanding amounted to RUB 22,288 million and RUB 22,163 million as of December 31, 2021 and 2020, respectively.

Sensitivity analysis

A reasonably possible increase of 100 basis points in short term interest rates would have resulted in RUB 1,523 million, RUB 1,166 million and RUB 271 million future increases of interest expense for the years ended December 31, 2021, 2020 and 2019, respectively. The same decrease in short term interest rates would have resulted in RUB 1,523 million, RUB 1,166 million and RUB 271 million future decreases of interest expenses for the years ended December 31, 2021, 2020 and 2019, respectively. There will be no material impact on equity.

The interest rate sensitivity analysis was performed based on a constant level of fixed and floating rate debt.

Foreign currency risks

Foreign currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. The Group’s exposure to these changes in foreign exchange rates relates primarily to the Group’s financing activities. The Group manages its currency risk by operation derivatives and by using money market instruments.

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

In aggregate the Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in currency exchange rate for 66.8% and 66.7% of its USD-denominated notes and bank loans outstanding as of December 31, 2021 and 2020 respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The notional amounts of currency derivative instruments outstanding amounted to RUB 22,288 million and RUB 22,163 million as of December 31, 2021 and 2020 respectively.

The Group has entered into currency forward and swaps agreements to minimize the foreign currency risk. The contracts assumed the purchase or sale of the agreed amount of currency at a specified exchange rate and on a specific date. The rate was determined by the market spot rate upon issuance. As the result of currency forward and swap agreements, unfulfilled as of December 31, 2021, 2020 and 2019, the Group recognized RUB 83 million loss, RUB 1,136 million gain and RUB 701 million gain the consolidated statement of profit and loss for the years ended December 31, 2021, 2020 and 2019, respectively.

The notional amounts of currency forward and swap instruments, outstanding as of December 31, 2021 and 2020, amounted to RUB 9,993 million and RUB 7,911 million, respectively.

The following tables demonstrate the sensitivity of profit before tax to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant.

		USD - effect on		EUR - effect on
	Change	profit before tax	Change	profit before tax
	in rate, USD	RUB mln	in rate, EUR	RUB mln
2021	+15%	(856)	+15%	(1,012)
	-15%	856	-15%	1,012
2020	+10%	786	+10%	(682)
	-10%	(1,291)	-10%	682
2019	+5%	2,516	+1%	120
	-5%	(2,516)	-1%	(120)

The movement in the pre-tax effect is a result of a change in monetary assets and liabilities denominated in US dollars and Euro, where the functional currency of the entity is a currency other than US dollars and Euro.

There will be no material impact on equity.

The Group’s exposure to foreign currency changes for all other currencies is not material.

MTS Bank credit limits committee determines stop-loss limits related to security portfolio and to foreign exchange transactions, as well as limits for net foreign exchange position. The limits for net foreign exchange position conform fully to CBR requirements. Monitoring of adherence to the limits restricting the amount of MTS Bank’s market risk is performed day-to-day.

Liquidity risk

Liquidity risk is the risk of a shortage of funds. The Group’s policy is to borrow centrally using a mixture of long-term and short-term borrowing facilities. These borrowings, together with cash generated from operations are utilized to meet anticipated funding requirements. The Group assessed the concentration of risk with respect to refinancing its debt and determined it to be of low level.

The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile and a required net debt position, therefore minimizing the refinancing risk. Long-term borrowings mature between one and 5 years.

Securities held by MTS Bank which are accounted for at fair value through profit and loss and investments at amortized cost are included in liquidity analysis on the basis of remaining maturity. Most of these securities are included in the CBR Lombard list and if required may be used to obtain Repurchase Agreement (REPO) financing from the CBR. MTS Bank’s demand for medium-term liquidity is fully satisfied by the availability of interbank loans and customer deposits (obtaining new and prolongating existing deposits), secured loans and conclusion of REPO agreements. Analysis of the liquidity and interest rate risks of MTS Bank is presented in Note 0.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

As at December 31, 2021, the Group’s consolidated current liabilities exceeded current assets by RUB 210,120 million. The management believes the Group has sufficient existing and continuing access to liquidity through both operating cash flows and the availability of committed credit facilities of RUB 207,323 million (Note 24).

Credit risk

Credit risk is the risk that the counterparty will not meet its obligations arising from entering into financial instrument, leading to a financial loss.

In accordance with IFRS 9 the Group records an allowance for expected credit losses (ECL) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due under the contract and all cash flows that the Group expects to receive. The shortfall is discounted at an approximation to the asset’s original effective interest rate.

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

Stage 2: expected lifetime credit losses – not credit impaired

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

Stage 3: expected lifetime credit losses – credit impaired

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The Group considers its exposure to credit risk as of December 31, 2021, and 2020 to be as follows:

	December 31,
	2021	2020
Deposits and loans issued	208,018	118,594
Cash and cash equivalents	40,590	85,405
Trade and other receivables	39,795	35,031
Securities held by MTS Bank	24,737	21,824
Mutual funds	10,719	10,699
Assets in Sistema Capital trust management	10,374	10,313
Notes	9,158	9,583
Derivative financial instruments	5,171	5,072
Contingent consideration	1,867	2,631
Investments in equity	1,228	400
Assets under option agreements	112	228
Other	3,088	1,796

Information on the Group’s exposure to credit risk on guarantees issued and commitments on loans of MTS Bank is presented in Note 30.

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

MTS Bank performs daily monitoring of future expected cash flows on the operations of both clients and banks, which is a part of the management process of assets and liabilities. The credit risk exposure is monitored on a regular basis to ensure that the credit limits and credit worthiness guidelines established by the MTS Bank’s risk management policy are not breached.

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Therefore, management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables.

30.MTS BANK FINANCIAL ASSETS AND LIABILITIES

MTS Bank operations in Russia are susceptible to risks as disclosed in Note 34.

The Group conducts stress testing to determine its exposure to significant types of risk, as well as to assess the risks of the threat of the global COVID-19 pandemic.

In July 2021, Fitch Ratings changed the outlook on the MTS Bank's rating from “Stable” to “Positive”, following the upward revision of outlook for MTS PJSC. The agency also noted the strengthening of the MTS Bank's synergy with the parent telecommunications company.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Bank deposits and loans to customers

The table below represents the structure and amounts of current and non-current bank deposits and loans to customers as of December 31, 2021 and 2020.

	December 31,
	2021	2020
Loans to customers	223,566	130,164
Due from banks	3,514	2,950
Allowance for ECL	(21,144)	(16,446)

Total bank deposits and loans to customers, net	205,936	116,668

Less: current portion	(87,594)	(52,676)

Bank deposits and loans to customers, non-current	118,342	63,992

The structure and amounts of bank loans to customers as of December 31, 2021 and 2020 is presented in the table below:

	December 31,
	2021	2020
Loans to legal entities
Corporate borrowers	28,409	26,602
Medium-sized enterprises and small businesses	1,706	1,736

Total loans to legal entities	30,115	28,338

Loans to individuals
Mortgage loans	16,553	14,384
Consumer loans	139,766	65,142
Credit cards	36,933	21,874
Other	200	426

Total loans to individuals	193,452	101,826

Due from banks
Time deposits with banks	1,781	1,770
Obligatory reserves with the Central Bank of Russia	1,733	1,180

Total due from banks	3,514	2,950

Total bank deposits and loans to customers	227,080	133,114

Less: allowance for expected credit losses	(21,144)	(16,446)

Total bank deposits and loans to customers, net	205,936	116,668

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The table below summarizes carrying value of loans to customers aggregated by types of collateral obtained by the Group:

	December 31,
	2021	2020
Guaranties	22,380	17,200
Pledge of real estate	19,115	18,733
Securities	284	370
Pledge of equipment	1	100
Rights of claim, pledge of inventories or own promissory notes and by other collateral	—	156
Unsecured loans	181,787	93,605
Allowance for expected credit losses	(21,114)	(16,436)
Total loans to customers, net	202,453	113,728

The balances above do not necessarily reflect the fair value of collateral received.

Movements in the allowance for impairment losses attributable to bank deposits and loans to customers for the year ended December 31, 2021 and 2020 are presented in the table below:

	Loans to	Due from
	customers	banks	Total
Balance as at January 1, 2021	16,436	10	16,446
Provision charge/release	11,046	20	11,066
Recovery of previously written-off assets	1,557	—	1,557
Bad debt written-off	(3,361)	—	(3,361)
Sale of loans	(4,324)	—	(4,324)
Other movements	(240)	—	(240)
Balance as at December 31, 2021	21,114	30	21,144

	Loans to	Due from
	customers	banks	Total
Balance as at January 1, 2020	10,024	7	10,031

Provision charge/release	8,271	3	8,274
Recovery of previously written-off assets	565	—	565
Bad debt written-off	(2,145)	—	(2,145)
Sale of loans	(279)	—	(279)

Balance as at December 31, 2020	16,436	10	16,446

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Movements in provision for expected credit losses on loans to legal entities for the year ended December 31, 2021 and 2020 were as follows:

	Stage 1	Stage 2	Stage 3	Total

Balance as at January 1, 2021	899	141	2,704	3,744

- Transfer to stage 1	119	(119)	—	—
- Transfer to stage 2	(46)	49	(3)	—
- Transfer to stage 3	(105)	(26)	131	—
New financial assets originated or purchased	317	—	—	317
Change due to change of credit risk	(126)	(20)	(1,433)	(1,579)
Write-offs	—	—	(79)	(79)
Recovery of previously written-off assets	—	—	975	975
Other movements	(240)	—	—	(240)

Balance as at December 31, 2021	818	25	2,295	3,138

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2020	681	77	3,199	3,957
- Transfer to stage 1	1	(1)	—	—
- Transfer to stage 2	(66)	66	—	—
- Transfer to stage 3	(30)	(47)	77	—
New financial assets originated or purchased	418	—	—	418
Change due to change of credit risk	(105)	46	38	(21)
Sale of loans	—	—	(279)	(279)
Write-offs	—	—	(515)	(515)
Recovery of previously written-off assets	—	—	184	184
Foreign exchange difference	—	—	—	—
Balance as at December 31, 2020	899	141	2,704	3,744

Movements in provision for expected credit losses attributable to loans to individuals for the year ended December 31, 2021 and 2020 were as follows:

	Stage 1	Stage 2	Stage 3	Total

Balance as at January 1, 2021	3,099	1,446	8,147	12,692

- Transfer to stage 1	1,809	(1,633)	(176)	—
- Transfer to stage 2	(939)	1,220	(281)	—
- Transfer to stage 3	(278)	(4,691)	4,969	—
New financial assets originated or purchased	3,821	—	—	3,821
Change due to change of credit risk	(1,419)	7,019	2,887	8,487
Write-offs	—	—	(3,282)	(3,282)
Sales	—	—	(4,324)	(4,324)
Recovery of previously written-off assets	—	—	582	582

Balance as at December 31, 2021	6,093	3,361	8,522	17,976

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2020	1,808	923	3,336	6,067
- Transfer to stage 1	1,396	(1,172)	(224)	—
- Transfer to stage 2	(415)	594	(179)	—
- Transfer to stage 3	(2)	(3,848)	3,850	—
New financial assets originated or purchased	1,226	—	—	1,226
Change due to change of credit risk	(914)	4,949	2,613	6,648
Write-offs	—	—	(1,631)	(1,631)
Recovery of previously written-off assets	—	—	382	382
Balance as at December 31, 2020	3,099	1,446	8,147	12,692

The following valuation categories represent the Group’s classification of credit quality of the loans:

●Low to fair risk – loans of high credit quality and low probability of default, not past due or immaterially overdue;
●Monitoring – loans with increased probability of default including restructured loans;
●Impaired – impaired loans including more than 90 days overdue.

The table below summarizes information regarding the quality of loans to individuals:

As of December 31, 2021	Stage 1	Stage 2	Stage 3	Total

Low to fair risk	174,667	756	—	175,423
Monitoring	—	7,125	832	7,957
Impaired	—	—	10,072	10,072
Loss allowance	(6,093)	(3,361)	(8,522)	(17,976)

Total	168,574	4,520	2,382	175,476

As of December 31, 2020	Stage 1	Stage 2	Stage 3	Total
Low to fair risk	88,058	—	—	88,058
Monitoring	—	3,816	306	4,122
Impaired	—	—	9,646	9,646
Loss allowance	(3,099)	(1,446)	(8,147)	(12,692)

Total	84,959	2,370	1,805	89,134

The table below summarizes information regarding the quality of loans to legal entities:

As of December 31, 2021	Stage 1	Stage 2	Stage 3	Total
Low to fair risk	20,575	721	—	21,296
Monitoring	5,700	72	—	5,772
Doubtful	—	—	767	767
Impaired	—	—	2,280	2,280
Loss allowance	(818)	(25)	(2,295)	(3,138)

Total	25,457	768	752	26,977

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

As of December 31, 2020	Stage 1	Stage 2	Stage 3	Total
Low to fair risk	12,136	2,947	—	15,083
Monitoring	6,106	3,649	—	9,755
Doubtful	—	—	877	877
Impaired	—	—	2,623	2,623
Loss allowance	(899)	(141)	(2,704)	(3,744)

Total	17,343	6,455	796	24,594

Analysis by credit quality of loans to individuals outstanding as of December 31, 2021 is as follows:

				Provision for
		Provision for		ECL to
As of December 31, 2021	Gross loans	ECL	Net loans	gross loans
Collectively assessed
Not past due	175,422	(6,297)	169,125	4%
Overdue:
up to 30 days	3,989	(1,090)	2,899	27%
31 to 60 days	2,007	(1,240)	767	62%
61 to 90 days	1,584	(1,093)	491	69%
91 to 180 days	3,248	(2,499)	749	77%
over 180 days	6,641	(5,659)	982	85%
Total collectively assessed loans	192,891	(17,878)	175,013	9%
Individually impaired
Not past due	364	(22)	342	6%
Overdue:
up to 30 days	—	—	—	0%
31 to 60 days	8	—	8	0%
61 to 90 days	3	(1)	2	33%
91 to 180 days	5	(1)	4	20%
over 180 days	181	(74)	107	41%
Total individually impaired loans	561	(98)	463	17%
Total	193,452	(17,976)	175,476	9%

Analysis by credit quality of loans to medium-sized enterprises and small businesses outstanding as of December 31, 2021 is as follows:

				Provision for
		Provision for		ECL to
As of December 31, 2021	Gross loans	ECL	Net loans	gross loans
Collectively assessed
Not past due	1,079	(22)	1,057	2%
Overdue:		—
up to 30 days	19	(8)	11	42%
31 to 60 days	15	(14)	1	93%
61 to 90 days	11	(10)	1	91%
91 to 180 days	14	(11)	3	79%
over 180 days	568	(374)	194	66%
Total collectively assessed loans	1,706	(439)	1,267	26%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Analysis by credit quality of loans to individuals outstanding as of December 31, 2020 is as follows:

				Provision for
		Provision for		ECL to gross
As of December 31, 2020	Gross loans	ECL	Net loans	loans
Collectively assessed
Not past due	88,056	(3,101)	84,955	4%
Overdue:
up to 30 days	2,370	(507)	1,863	21%
31 to 60 days	841	(506)	335	60%
61 to 90 days	605	(432)	173	71%
91 to 180 days	1,739	(1,373)	366	79%
over 180 days	7,523	(6,431)	1,092	85%

Total collectively assessed loans	101,134	(12,350)	88,784	12%

Individually impaired
Not past due	256	(90)	166	35%
Overdue:
up to 30 days	46	(12)	34	0%
31 to 60 days	7	—	7	0%
61 to 90 days	—	—	—	—
91 to 180 days	6	—	6	0%
over 180 days	377	(240)	137	64%

Total individually impaired loans	692	(342)	350	49%

Total	101,826	(12,692)	89,134	12%

Analysis by credit quality of loans to medium-sized enterprises and small businesses outstanding as of December 31, 2020 is as follows:

				Provision for
		Provision for		ECL to gross
As of December 31, 2020	Gross loans	ECL	Net loans	loans
Collectively assessed
Not past due	1,025	(16)	1,009	2%
Overdue:
up to 30 days	29	(6)	23	21%
31 to 60 days	8	(3)	5	37%
61 to 90 days	8	(5)	3	64%
91 to 180 days	22	(12)	10	54%
over 180 days	644	(407)	237	63%

Total collectively assessed loans	1,736	(449)	1,287	26%

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Bank deposits and liabilities

The table below represents the structure and amounts of current and non-current bank deposits and liabilities as of December 31, 2021 and 2020.

	December 31,
	2021	2020
Customer accounts	192,177	139,438
Due to banks and other financial institutions	21,430	24,644
Debt securities issued	5,581	1,840
Financial liabilities at fair value through profit or loss	—	2
Other financial liabilities	2,181	1,753
Total bank deposits and liabilities	221,369	167,677
Less: current portion	(207,056)	(165,794)
Total bank deposits and liabilities, non-current	14,313	1,883

The structure and amounts of customer accounts of December 31, 2021 and 2020 are presented below:

	December 31,
	2021	2020
Legal entities
- Current/settlement accounts	13,311	13,163
- Term deposits	63,003	19,466

Individuals
- Current/settlement accounts	20,654	18,219
- Term deposits	95,209	88,590

Total customer accounts	192,177	139,438

The structure and amounts of due to banks as of December 31, 2021 and 2020 are presented below:

	December 31,
	2021	2020
Loans under repurchase agreements	9,333	20,540
Loans and term deposits from banks and other financial institutions	9,474	2,732
Correspondent accounts of other banks	2,623	1,372
Total due to banks	21,430	24,644

Loans under repurchase agreements were secured by the following collateral:

●	Securities measured at fair value through profit/loss with the value of RUB 1,946 million and RUB 9,678 million as of December 31, 2021 and 2020 respectively;
●	Securities measured at amortized cost with the value of RUB 8,624 million and RUB 1,557 million as of December 31, 2021 and 2020 respectively;
●	Federal Loan Bonds (OFZ) received from Deposit Insurance Agency (DIA) as a subordinated securities loan in the amount of RUB 0 million and RUB 6,374 million as of December 31, 2021 and 2020 respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

In November 2015, MTS Bank received a subordinated debt of RUB 7,246 million in the form of OFZ from the state corporation DIA with the date of maturity January 22, 2025. In accordance with the terms of the contract, MTS Bank should return the securities to the creditor at the end of the contract period. The Group does not recognize the securities and the obligation to return them to the creditor in the consolidated statement of financial position as of December 31, 2021 and 2020. In accordance with the contract, MTS Bank should comply with certain covenants with respect to capital, loan portfolio, employee benefits. If the above conditions are not met, DIA may apply penalties to MTS Bank. The contract also includes certain restrictions on sale or repledge of the securities by MTS Bank.

An analysis of liquidity and interest rate risk inherent to bank assets as of December 31, 2021 and 2020 is presented in the following table.

The following tables, based on the information provided to the management of the Group, reflect the structure of assets and liabilities in accordance with the contractual maturity, with the exception of trading securities at fair value through profit or loss (classified as up to 1 month) and cash placed in the Central Bank of the Russian Federation as obligatory reserve deposits (FOR). Obligatory reserve deposits are allocated by age pro rate to customer accounts.

In the liquidity analysis, the deposits of individuals are disclosed by maturities in accordance with the agreement. According to Russian legislation these deposits can be withdrawn upon a request within 1 month. However, on the basis of the analysis of the Group’s history and experience, such deposits are extended rather than withdrawn.

	Up to	1 month to	3 months to	1 year to	Over	Maturity
As of December 31, 2021	1 month	3 months	1 year	5 years	5 years	undefined	Total

Financial assets

Financial assets at fair value through profit or loss	24,769	—	—	—	—	1	24,770
Due from banks	1,781	—	—	—	—	—	1,781
Loans to customers	9,985	18,848	50,342	109,949	11,346	1,983	202,453
Investments in securities	9	514	5,555	2,808	—	—	8,886

Total interest bearing financial assets	36,544	19,362	55,897	112,757	11,346	1,984	237,890

Cash and cash equivalents	15,974	—	—	—	—	—	15,974
Due from banks	—	—	—	—	—	1,733	1,733
Other financial assets	2,272	6	15	—	—	31	2,324

Total non-interest bearing financial assets	18,246	6	15	—	—	1,764	20,031

Total financial assets	54,790	19,368	55,912	112,757	11,346	3,747	257,920

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

	Up to	1 month to	3 months to	1 year to	Over 5	Maturity
	1 month	3 months	1 year	5 years	years	undefined	Total
Financial liabilities

Due to banks and other financial institutions	(18,788)	—	—	(19)	—	—	(18,807)
Customer accounts	(35,294)	(13,801)	(95,472)	(9,114)	—	—	(153,681)
Debt securities issued	(32)	—	(350)	(5,199)	—	—	(5,581)
Lease obligations	(17)	(44)	(200)	(471)	—	—	(732)

Total interest bearing financial liabilities	(54,131)	(13,845)	(96,022)	(14,803)	—	—	(178,801)

Due to banks and other financial institutions	(2,623)	—	—	—	—	—	(2,623)
Customer accounts	(38,496)	—	—	—	—	—	(38,496)
Other financial liabilities	(2,857)	(1,147)	(2,262)	—	—	—	(6,266)

Total non-interest bearing financial liabilities	(43,976)	(1,147)	(2,262)	—	—	—	(47,385)

Total financial liabilities	(98,107)	(14,992)	(98,284)	(14,803)	—	—	(226,186)

Liquidity gap	(43,317)	4,376	(42,372)	97,954	11,346

Stable sources of funding	43,901	(2,392)	43,814	(3,519)	(81,804)

Net liquidity gap	584	1,984	1,442	94,435	(70,458)

Cumulative liquidity gap	584	2,568	4,010	98,445	27,987

	Up to	1 month to	3 months to	1 year to	Over	Maturity
As of December 31, 2020	1 month	3 months	1 year	5 years	5 years	undefined	Total

Financial assets

Financial assets at fair value through profit or loss	21,823	—	—	—	—	1	21,824
Due from banks	16,915	—	—	—	—	—	16,915
Loans to customers	4,547	8,134	34,523	55,438	8,971	1,971	113,584
Investments in securities	15	166	643	8,760	—	—	9,584

Total interest bearing financial assets	43,300	8,300	35,166	64,198	8,971	1,972	161,907

Cash and cash equivalents	22,274	—	—	—	—	—	22,274
Due from banks	1,180	—	—	—	—	—	1,180
Currency forwards and options not designated as hedges	1	1	—	—	—	—	2
Other financial assets	876	125	35	—	—	47	1,083

Total non-interest bearing financial assets	24,331	126	35	—	—	47	24,539

Total financial assets	67,631	8,426	35,201	64,198	8,971	2,019	186,446

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

	Up to 1	1 month to	3 months to	1 year to	Over
	month	3 months	1 year	5 years	5 years	Total
Financial liabilities

Due to banks and other financial institutions	(22,962)	—	(127)	—	—	(23,089)
Customer accounts	(19,046)	(15,049)	(69,677)	(1,423)	—	(105,195)
Debt securities issued	(1,204)	—	(341)	(295)	—	(1,840)
Lease obligations	(11)	(39)	(164)	(320)	—	(534)

Total interest bearing financial liabilities	(43,223)	(15,088)	(70,309)	(2,038)	—	(130,658)

Currency forwards and options not designated as hedges	(1)	(1)	—	—	—	(2)
Due to banks and other financial institutions	(1,372)	—	—	—	—	(1,372)
Customer accounts	(33,908)	—	—	—	—	(33,908)
Other financial liabilities	(1,837)	(492)	(1,472)	—	—	(3,801)

Total non-interest bearing financial liabilities	(37,118)	(493)	(1,472)	—	—	(39,083)

Total financial liabilities	(80,341)	(15,581)	(71,781)	(2,038)	—	(169,741)

Liquidity gap	(12,710)	(7,155)	(36,580)	62,160	8,971

Stable sources of funding	41,502	2,342	30,933	(15,732)	(59,045)

Net liquidity gap	28,792	(4,813)	(5,647)	46,428	(50,074)

Cumulative liquidity gap	28,792	23,979	18,332	64,760	14,686

Analysis of the liquidity and interest rate risks as of December 31, 2021 and 2020 is presented in the following table. The amounts in the table below represent future aggregate undiscounted cash flows.

	Weighted
	average	Up to	1 month to	3 months to	1 year to	Over	Maturity
As of December 31, 2021	interest rate	1 month	3 months	1 year	5 years	5 years	undefined	Total

Interest bearing financial liabilities
Due to banks	8.4%	(18,788)	—	(19)	—	—	—	(18,807)
Customer accounts	6.3%	(35,402)	(13,964)	(98,665)	(10,164)	—	—	(158,195)
Debt securities issued	7.3%	(33)	—	(695)	(5,389)	—	—	(6,117)
Lease obligations	5.2%	(11)	(45)	(200)	(471)	(1)	—	(728)

Total interest bearing financial liabilities		(54,234)	(14,009)	(99,579)	(16,024)	(1)	—	(183,847)

Non-interest bearing financial liabilities
Due to banks		(2,623)	—	—	—	—	—	(2,623)
Customer accounts		(38,496)	—	—	—	—	—	(38,496)
Other financial liabilities		(2,857)	(1,147)	(2,262)	—	—	—	(6,266)
Total non-interest bearing financial liabilities and commitments		(43,976)	(1,147)	(2,262)	—	—	—	(47,385)

Total financial liabilities		(98,210)	(15,156)	(101,841)	(16,024)	(1)	—	(231,232)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

	Weighted
	average	Up to	1 month to	3 months to	1 year to	Over	Maturity
As of December 31, 2020	interest rate	1 month	3 months	1 year	5 years	5 years	undefined	Total

Interest bearing financial liabilities
Due to banks	4.4%	(22,962)	—	(127)	—	—	—	(23,089)
Customer accounts	5.9%	(19,265)	(15,292)	(71,248)	(1,458)	—	—	(107,263)
Debt securities issued	4.0%	(1,204)	—	(348)	(321)	—	—	(1,873)
Lease obligations	6.1%	(10)	(40)	(165)	(319)	—	—	(534)

Total interest bearing financial liabilities		(43,441)	(15,332)	(71,888)	(2,098)	—	—	(132,759)

Non-interest bearing financial liabilities		—	—	—	—	—	—	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	—	—
Due to banks		(1,372)	—	—	—	—	—	(1,372)
Customer accounts		(33,908)	—	—	—	—	—	(33,908)
Other financial liabilities		(1,837)	(492)	(1,472)	—	—	—	(3,801)
Total non-interest bearing financial liabilities and commitments		(37,117)	(492)	(1,472)	—	—	—	(39,081)

Total financial liabilities		(80,558)	(15,824)	(73,360)	(2,098)	—	—	(171,840)

The Group has contingent liabilities (future period obligations) represented by bank guarantees in amount of RUB 21.9 million as at December 31, 2021 (RUB 9.8 million as at December 31, 2020).

Information on the maximum amount of credit risk on guarantees issued and commitments on loans is presented below:

As of December 31, 2021	Stage 1	Stage 2	Stage 3	Total

Commitments on loans	36,759	745	33	37,537
Guarantees issued	13,798	2,257	100	16,155

Less provision	(687)	(15)	(50)	(752)

Total commitments on loans and guarantees issued	49,870	2,987	83	52,940

As of December 31, 2020	Stage 1	Stage 2	Stage 3	Total

Commitments on loans	21,410	1,729	56	23,195
Guarantees issued	21,426	2,084	247	23,757

Less provision	(340)	(33)	(213)	(586)

Total commitments on loans and guarantees issued	42,496	3,780	90	46,366

31.    RELATED PARTIES

Related parties include the controlling shareholder of the Group, entities under common ownership with the Group, affiliated companies, associates and joint ventures.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Terms and conditions of transactions with related parties – Outstanding balances as of December 31, 2021 and 2020, were unsecured and settlements are made on a cash basis. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2021, the Group had no significant amounts of impairment relating to receivables owed by related parties as well as expenses recognized during the twelve months ended December 31, 2021, 2020 and 2019 with respect to bad or doubtful debts from related parties.

The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Balances of related parties’ transactions were as follows:

	December 31,
	2021	2020
ASSETS FROM RELATED PARTIES

NON-CURRENT ASSETS:

Property, plant and equipment
Sistema's subsidiaries	1,347	1,096
Other related parties	34	13
Right-of-use assets, Gross Book Value
Sistema's subsidiaries	4,432	4,845
Other related parties	111	112
Right-of-use assets, Accumulated Depreciation
Sistema's subsidiaries	(1,586)	(1,580)
Other related parties	(46)	(17)
Other investments
The Group’s associates	625	159
Sistema's subsidiaries	117	370
Other related parties	2	—
Accounts receivable, related parties
Sistema's subsidiaries	5,000	5,209
Bank deposits and loans to customers
Sistema's associates	2,587	1,376
Sistema's subsidiaries	1,179	1,480
Total non-current assets	13,802	13,063

CURRENT ASSETS:
Accounts receivable, related parties
Sistema's subsidiaries	1,255	4,571
The Group’s associates	911	1,397
Sistema, parent company	-	2,829
Other related parties	121	183
Bank deposits and loans to customers
Sistema's associates	2,078	2,819
Sistema's subsidiaries	820	3
Key management personnel of the Group and its parent	87	48
Short-term investments
Sistema's subsidiaries	2,377	3
Sistema, parent company	1,443	—
Cash and cash equivalents
Sistema's subsidiaries	1,311	321
Other financial assets
Sistema, parent company	1,829	1,831
Sistema's subsidiaries	300	461
Other related parties	109	—
Other assets
Sistema's subsidiaries	1,059	1,518
Other related parties	83	8
Total current assets	13,783	15,992
TOTAL ASSETS FROM RELATED PARTIES	27,585	29,055

LIABILITIES TO RELATED PARTIES
NON-CURRENT LIABILITIES:
Lease obligations
Sistema's subsidiaries	3,968	4,801
Other related parties	70	77
Bank deposits and liabilities
Key management personnel of the Group and its parent	1,433	124

Total non-current liabilities	5,471	5,002

CURRENT LIABILITIES:
Accounts payable, related parties
Sistema's subsidiaries	2,756	1,631
The Group’s associates	711	553
Sistema's associates	632	958
Other related parties	8	4
Borrowings
The Group’s associates	2,129	1,776
Other related parties	11	16
Lease obligations
Sistema's subsidiaries	551	724
Other related parties	13	14
Bank deposits and liabilities
Key management personnel of the Group and its parent	32,886	34,708
Sistema's subsidiaries	22,312	10,752
Sistema's associates	9,163	2,689
Sistema, parent company	2,042	3,218
Other related parties	376	881
Total current liabilities	73,590	57,924
TOTAL LIABILITIES TO RELATED PARTIES	79,061	62,926

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Operating transactions – During the twelve months ended December 31, 2021, 2020 and 2019 the Group provided the following services to related parties – electricity supply by MTS Energo, software supplies, Internet and video/image transmission services, roaming, interconnect and other telecommunication services, banking and call center services.

At the same time the Group incurred security expenses, roaming and interconnect expenses, transfer of line-cable structures, dismantling equipment expenses, rent expenses and other expenses, and recognized income from scrap metal sales and other operations.

	2021	2020	2019
Revenue
Sistema's subsidiaries	4,294	4,371	3,740
Sistema's associates	752	615	407
The Group's associates	622	418	550
Other related parties	691	428	235

Total Revenue	6,359	5,832	4,932

Cost of services
Sistema's subsidiaries	2,143	599	507
Key management personnel of the Group and its parent	1,476	1,830	1,973
Sistema's associates	281	127	139
Sistema, parent company	233	141	377
Other related parties	173	145	241

Selling, general and administrative expenses
Key management personnel of the Group and its parent	4,256	2,003	2,372
Sistema's subsidiaries	728	625	672
Other related parties	84	66	144

Other operating income / (expense)
Sistema's subsidiaries	2,831	2,160	5,203
Other related parties	59	(13)	(13)

Operating profit / (loss)	(125)	2,443	3,697

Finance income / (loss)
Sistema's subsidiaries	935	1,492	1,259
The Group's associates	(101)	(63)	475
Sistema, parent company	79	295	367
Other related parties	(6)	7	8

Other non-operating income / (expense)
The Group's associates	—	(278)	—
Other related parties	41	—	—

Profit before tax	823	3,896	5,806

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

During the years ended December 31, 2021, 2020 and 2019, the Group acquired property, plant and equipment and intangible assets from the related parties in the amount of:

	2021	2020	2019

Sistema's associates	2,530	6,299	410
Sistema's subsidiaries	10,330	3,324	656
The Group's associates	122	127	178
Other related parties	—	112	—
Total purchases of property, plant and equipment, intangible assets and other assets, related parties	12,982	9,862	1,244

Lease payments – During the years ended December 31, 2021, 2020 and 2019, the Group made lease payments (capitalized in accordance with IFRS 16) in the amount of RUB 1,361 million, RUB 1,530 million and RUB 1,240 million, respectively, to the related parties.

Business Nedvizhimost

In February 2015 and further in May 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost for RUB 8,500 million, repaid mainly in 2015-2018. The remaining part of receivable was restructured in 2018 implying Central Bank key rate + 1.5% and maturing in December 31, 2021. As of December 31, 2021 receivables in amount of RUB 3,372 was fully repaid.

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

As a result of this transaction, the Group recorded right-of-use assets of RUB 3,123 million, lease obligation of RUB 5,197 million and recognized a gain in the amount of RUB 1,745 million as a part of “Other income” in consolidated statement of profit or loss in 2019.

In December 2021, the Group purchased 5-year 10.8% coupon notes of Business-Nedvizhimost, in the amount of RUB 2,100 million. The notes were accounted as financial assets at fair value through profit and loss and disclosed within subtotal “Assets in Sistema Capital trust management” (Note 28). As of December 31, 2021, the investment amounted to RUB 2,105 million.

Sistema

In March 2019, the Group disposed of its 18.69% interest in the Group’s associate OZON to Sistema for RUB 7,902 million (Note 16). As of December 31, 2021 Sistema has fully repaid its obligations. As of December 31, 2020 the balance of accounts receivable amounted to RUB 2,829 million.

Nvision Group

In October 2020, the Group disposed of 100% in Nvision Group to Sistema and since then it is considered to be a related party instead of subsidiary of the Group (Note 11). The Group continues to purchase software, services and other intangible assets from Nvision Group.

The amounts software, services and other intangible assets purchased during the years ended December 31, 2021 and 2020, were RUB 7,181 million and RUB 2,261 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Remuneration of key management personnel – Key management personnel of the Group are members of the Board of Directors and Management Board. During the years ended December 31, 2021, 2020 and 2019, their total remuneration amounted to RUB 1,885 million, RUB 1,309 million and RUB 1,574 million, respectively, including social contributions of RUB 374 million, RUB 214 million and RUB 219 million, respectively. These amounts comprised of RUB 719 million, RUB 690 million and RUB 917 million in base salaries and 1,166 RUB million, RUB 619 million and RUB 657 million in bonuses paid pursuant to a bonus plan, respectively (including social contributions).

The management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued during the years ended December 31, 2021, 2020 and 2019, amounted to RUB 2,929 million, RUB 694 million and RUB 798 million, respectively, including social contributions amounted to RUB 338 million, RUB 79 million and RUB 53 million, respectively. For more details see Note 32.

32.   STOCK-BASED COMPENSATIONS

The Group has a number of share plans used to award shares to directors, executive officers and employees as part of their remuneration package. The Group share plans include both equity-settled and cash-settled compensations.

Equity-settled share based awards are measured at fair value (excluding the effect on non-market-based conditions) at the date of grant. The fair value determined at the grant date of equity-settled share-based award is based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market based conditions. A corresponding increase in additional paid-in capital is also recognized.

For cash-settled based awards the fair value is newly determined at each reporting date and at the settlement date, the changes in the fair value are recognized in profit or loss, until the liability under the share plan is settled.

The share awards have a maximum term of 3 years.

The share awards granted in 2021 have an attached market condition based of Group’s market capitalization, which is taken into account when calculating the fair value of the share awards. The share awards granted before 2021 had only performance condition related to certain financial target (Free Cash Flow), which were treated as non-market vesting conditions.

The fair value of share awards is based on the observed market price of the Group’s shares (ordinary or ADR), adjusted for expected dividends reduced to the current value using a risk-free interest rate.

The equity-settled share based awards displayed the following development in the financial years 2021 and 2020:

	Twelve month ended December 31,
	2021			2020
			Weighted-			Weighted-
			average fair			average fair
	Shares		value per share	Shares		value per share
	(in thousands)		(in RUB)	(in thousands)		(in RUB)

Outstanding at the beginning of the period	3,194		424	3,907		444
Granted during the period	18,733		249	1,818		415
Forfeited during the period	(447)		407	(373)		391
Exercised during the period	(814)	(1)	406	(2,158)	(2)	443
Outstanding at the end of the period	20,666		327	3,194		424
Exercisable at the end of the period	6,246		361	1,494		408
(1)The weighted-average exercise price of shares was RUB 375.
(2)The weighted-average exercise price of shares was RUB 487.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The equity-settled share based awards were estimated using the following range of exercise prices and the weighted-average remaining contractual terms:

	December 31, 2021
			Weighted-
			average
		Range of	remaining
	Shares (in	exercise prices	contractual term
	thousands)	(in RUB)	(in month)
Outstanding shares	20,666
Incl. to be exercised in 2022	5,689	153-599	3
to be exercised in 2023	6,241	136-545	15
to be exercised in 2024	8,736	121-846	27

The cash-settled share based awards displayed the following development in the financial years 2021 and 2020:

	Twelve month ended December 31,
	2021			2020
			Weighted-			Weighted-
			average fair			average fair
	Shares		value per share	Shares		value per share
	(in thousands)		(in RUB)	(in thousands)		(in RUB)
Outstanding at the beginning of the period	725		707	2,466		857
Granted during the period	3,788		423	510		782
Forfeited during the period	(298)		678	(241)		782
Exercised during the period	(729)	(1)	707	(2,011)	(1)	812
Outstanding at the end of the period	3,485		402	725		707
Exercisable at the end of the period	1,598		638	725		707
(1)The weighted-average exercise price of shares is equal weighted-average fair value.

The cash-settled share based awards were estimated using the following range of exercise prices and the weighted-average remaining contractual terms:

	December 31, 2021
			Weighted-
			average
		Range of	remaining
	Shares	exercise prices	contractual term
	(in thousands)	(in RUB)	(in month)
Outstanding shares, Incl.	3,485
to be exercised in 2022, based on ADR	969	953	3
to be exercised in 2022, based on ordinary shares	629	153	3
to be exercised in 2023, based on ordinary shares	629	136-273	15
to be exercised in 2024, based on ordinary shares	1,258	121-605	27

Due to high volatility of Russian stock market at the end of the financial year 2021, the market performance condition for equity-settled share based awards granted in 2021 was modified. The resulting change in the incremental fair value of the share-based compensation totaled to RUB 145 per share for instruments to be executed as of December 31, 2021, RUB 68 per share for instruments to be executed as of December 31, 2022, and RUB 49 per share for instruments to be executed as of December 31, 2023, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Total expense in respect of Group’s share plans included in the consolidated statement of profit or loss in the financial year 2021 and 2020 totaled to RUB 4,767 million and RUB 2,176 million, respectively, thereof RUB 3,690 million and RUB 819 related to equity-settled share based awards.

As of December 31, 2021 and 2020, total liabilities recorded for share-based awards amounted to RUB 2,285 million and RUB 962 million, respectively.

The fair value of share-based awards vested at December 31, 2021 and December 31, 2020 was RUB 1,530 million and RUB 896 million, respectively.

33.     SHAREHOLDERS’ EQUITY

Common stock (ordinary shares) – The Group had 1,998,381,575 authorized and issued ordinary shares with par value 0.1 RUB as of December 31, 2021 and 2020. Preferred shares have not been authorized and issued.

Shares of common stock repurchased by the Group are recorded at cost as treasury stock and reduce the shareholders’ equity in the Group’s consolidated financial statements. As of December 31, 2021, the total shares in treasury stock comprised 335,757,457 and 1,662,624,118 shares were outstanding. As of December 31, 2020, the total shares in treasury stock comprised 271,479,406 and 1,726,902,169 shares were outstanding.

Information on shares repurchased by the Group is presented as follows:

	December, 31
	2021		2020		2019
Repurchased from:	Shares	RUBm	Shares	RUBm	Shares	RUBm

Open market	42,512,570	13,981	26,038,847	8,525	32,589,740	8,472
Sistema Finance	22,796,040	7,503	22,758,872	7,485	28,929,344	7,450
Total	65,308,610	21,484	48,797,719	16,010	61,519,084	15,922

Nature and purpose of reserves

Additional paid in capital is used to recognize equity-settled share-based payment transactions, results of capital transactions under common control; changes in ownership interest in subsidiaries that do not result in gain/loss of control and the excess of cash received over the acquisition cost of treasury shares.

Share-based payment programs – Equity-settled share-based payment transactions are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period and offset against capital reserves.

Foreign currency translation reserve is used to record exchange differences arising from the translation of foreign subsidiaries financial statements from their functional to the presentation currency.

Financial instruments revaluation reserve is used to record the accumulated impact of derivatives designated as cash flow hedges and revaluation of investments available for sale.

Remeasurements of the net defined benefit liability is used to recognize actuarial gains and losses related to the pension program set for employees of the Group’s subsidiary MGTS.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Non-controlling interests

As of December 31, 2021 and 2020, MGTS was the only subsidiary of the Group, which had material non-controlling interests.

The summarized financial information of MGTS is presented as follows:

MGTS	2021	2020	2019
Non-controlling interests opening balance	(4,055)	(3,328)	(3,649)
Profit for the year attributable to non-controlling interests	(803)	(675)	(806)
Dividends to non-controlling interests	—	—	1,123
Other	(51)	(52)	4
Non-controlling interests closing balance	(4,909)	(4,055)	(3,328)

	December 31,
MGTS	2021	2020
Current assets	34,282	17,052
Non-current assets	57,631	66,129
Current liabilities	(13,497)	(18,471)
Non-current liabilities	(17,691)	(19,881)

	Year ended December 31,
MGTS	2021	2020	2019
Revenue, gross of intercompany	(41,255)	(41,103)	(39,479)
Profit for the year, gross of intercompany	(14,203)	(11,811)	(14,148)

Dividends

As a leading telecommunications group with a home base in developing markets, the primary need of the Group is to maintain sufficient resources and flexibility to meet financial and operational requirements. At the same time, the Group continually seeks ways to create shareholder value through both its commercial and financial strategies, including organic and non-organic development as well as the Group’s capital management practices.

The Group continues to include dividend payments as part of its commitment to maximizing shareholder value. Decisions on dividends are proposed by the Board of Directors and voted upon thereafter at a General Meeting of Shareholders. In determining the Company’s dividend payout, the Board of Directors considers a number of factors, including cash flow from operations, capital expenditures, and the Group’s debt position.

For 2019-2021, MTS management commited to a minimum cumulative payout of RUB 28.0 per share per calendar year through semi-annual payments.

The Group may take decisions on the dividend payout based not only on annual results but also on interim results for three, six or nine months of the fiscal year. Annual and interim dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian Accounting Standards (RAS), denominated in Russian Rubles, after certain deductions.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The following table summarizes the Group’s declared cash dividends for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Dividends declared (including dividends on treasury shares of 12,082, 6,936 and 9,449 respectively)	74,049	58,948	83,751
Dividends, RUB per ADS	74.12	59.00	83.82
Dividends, RUB per share	37.06	29.50	41.91

As of December 31, 2021 and 2020, dividends payable were RUB 68 million and RUB 108 million, respectively, and included in the trade and other payables within the consolidated statement of financial position.

34.    COMMITMENTS AND CONTINGENCIES

Capital commitments – As of December 31, 2021 and 2020, the Group had entered into purchase agreements of approximately RUB 67,614 and 62,616 million to acquire property, plant and equipment, intangible assets and costs related thereto.

Taxation – Management believes that it has adequately provided for tax liabilities in the accompanying condensed consolidated financial statements. However, the risk remains that the relevant tax authorities could take different positions with regard to interpretive issues and the effect could be significant.

The Group estimates the following contingent liabilities in respect of additional tax settlements:

	December 31,
	2021	2020
Contingent liabilities for additional taxes other than income tax	860	1,043
Contingent liabilities for additional income taxes	1,132	892

Licenses – Management believes that as of December 31, 2021 the Group complied with conditions of the licenses used.

Litigation – In the ordinary course of business, the Group is party to various legal, tax and customs proceedings, and subject to claims, some of which relate to developing markets and evolving fiscal and regulatory environments within MTS’s markets of operation.

Litigation related to operations in Turkmenistan - In September 2017, the Group’s subsidiary in Turkmenistan MTS Turkmenistan or MTS-TM, suspended the provision of telecommunication services to its subscribers, due to the termination by Turkmen state-owned companies and state authorities of line rental, frequency allocation, interconnect, and other agreements necessary to provide telecommunication services. The license for the provision of telecommunication services on the territory of Turkmenistan was valid until July 2018.

In July 2018, the Group filed a Request for Arbitration against the Sovereign State of Turkmenistan with the World Bank’s International Center for Settlement of Investments Disputes (“ICSID”) in order to protect its legal rights and investments in Turkmenistan. As of December 31, 2021 the case is pending.

Antimonopoly proceedings – In August 2018, the Federal Antimonopoly Service of Russia (“FAS Russia”) charged MTS and other federal operators with violation of antimonopoly laws in respect to establishing discriminatory terms and conditions for bulk SMS pricing for the banks with state-owned equity interest as compared to the terms and conditions for other banks and later – with establishing unreasonably high bulk SMS prices. In May 2019, FAS Russia considered that MTS had breached the provisions of antimonopoly laws in respect to establishing discriminatory terms and conditions for bulk SMS pricing and charging unreasonably high bulk SMS prices, prescribing MTS to cease its violations. MTS contested the decision and the prescription of FAS Russia in the Moscow Arbitration Court, which upheld the position of FAS Russia in November 2019, following by the Arbitration Court of Appeal in March 2020. MTS filed a cassation appeal to the Arbitration Court of the Moscow District, which also upheld the position of FAS

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Russia. In December 2020, MTS cassation appeal was rejected by the Judicial Chamber of the Supreme Court. In March 2021, Deputy Chairman of the Supreme Court of the Russian Federation upheld the rejection. In August 2021, the Group paid the fine imposed by FAS Russia in full amount of RUB 189 million.

In April, June and July 2021, JSC “Tinkoff Bank”, PJSC “Sovсombank” and JSC “Raiffeisenbank” initiated litigations against the Group, claiming reimbursement for losses incurred in connection with violation of antimonopoly laws in respect to establishing unreasonably high bulk SMS prices. Commercial Court of the City of Moscow has dismissed all three claims in full. It’s currently impossible to predict the timing or outcome of the litigations on violation of antimonopoly laws in respect to establishing unreasonably high bulk SMS prices. Management of the Group believes that as of December 31, 2021 it has adequately provided for claims related to SMS pricing.

Potential adverse effects of economic instability and sanctions in Russia – In February 2022, following an escalation in conflict between Russia and Ukraine, the EU, US, UK and certain other countries have imposed significant new sanctions and export controls on Russian and Belarusian persons and entities. These include, among others, restrictions targeting several major Russian financial institutions and the Central Bank of Russia (“CBR”), a number of companies and individuals as well as technology export controls.

On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including MTS PJSC ordinary shares), with the suspension later extended through at least March 1. Also on February 28, the New York Stock Exchange halted trading in the Company’s American depositary shares (“ADSs”) and those of certain other Russian companies.

Developments relating to these matters are highly unpredictable, occur swiftly and often with little notice and are mostly outside the control of the Group, and the risk that any Group member, or individuals holding positions within the Group as well as its counterparties, may be affected by future sanctions designations cannot be excluded. Current and future risks to the Group include, among others, the risk of reduced or blocked access to capital markets and ability to obtain financing on commercially reasonable terms (or at all), the risk of restrictions on the import of certain equipment and software, as well as the risk of further depreciation of the Russian ruble against other currencies (which has already occurred to a significant extent), which may adversely impact the Company's investment process as a significant portion of its capital expenditures are denominated in or linked to foreign currencies. In addition, rate hikes by the Central Bank of Russia, which has increased its key rate to 20%, will increase the Company's financing costs due to the impact on floating-rate credit facilities.

In addition, the CBR has prohibited Russian securities market professionals from carrying out depositary activities and register maintenance and from effecting sales of securities of Russian companies by non-Russian residents (with a very limited number of exceptions), with the effect that, among other things, no ADSs can be converted into ordinary shares for such non-Russian residents. Furthermore, the CBR has prohibited Russian companies from making any payments, including dividends, on securities of Russian companies to non-Russian residents, with the result that any non-Russian resident holders of our ADSs as of the relevant record date for payment of dividends would be ineligible to receive such dividends. These developments could materially adversely affect the liquidity in, and the value of, our ADSs.

Operations of MTS Bank, the Group’s subsidiary, are susceptible to the risks affecting the Group’s borrowers’ ability to repay amounts due to the Group, which may be impacted by the overall macroeconomic environment and business climate. Adverse changes in economic conditions may result in deterioration in the value of collateral held against loans and other obligations.

The Group is currently unaware of any designation of the Company, its subsidiaries, or members of its management team with regards to sanctions recently imposed by the EU, US, UK, and certain other countries.

Management remains focused on ensuring operational continuity and providing uninterrupted connectivity and other services for customers. Management believes it is taking the appropriate measures to support the sustainability of the Group’s business in the current circumstances.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Compliance monitorship – In March 2019, the Group reached a resolution with the United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) relating to the previously disclosed investigation concerning the Group’s former subsidiary in Uzbekistan, consented to the entry of an administrative cease-and-desist order (the “Order”) by the SEC and entered a deferred prosecution agreement (“DPA”). Under the DPA and the Order in September 2019 the Group appointed an independent compliance monitor for, inter alia, review, testing and perfecting MTS’ anti-corruption compliance code, policies, and procedures.

As of December 31, 2021 the Group has not received notice from the SEC, the DOJ or the monitor of any breach of the terms of the DPA or the Order. However, given a variety of factors, including the COVID-19 pandemic, the Group has agreed to a one-year extension of the DPA and the monitorship with the DOJ and the SEC to (i) provide the Group with adequate time to implement necessary enhancements to certain critical components of the Group’s anti-corruption compliance and ethics program and (ii) allow the monitor sufficient time to be able to complete its review of the remedial efforts, including the Group’s implementation of the monitor’s recommendations and an assessment of the sustainability of the Group’s remedial actions. The term of the monitorship will continue until September 2023.

In connection with compliance monitorship, certain transactions were identified relating to the Group’s subsidiary in Armenia, and such transactions were disclosed to the DOJ and SEC. The DOJ and SEC have requested information regarding the transactions and the Group has initiated an investigation into the matter. It’s currently impossible to predict the timing or outcome of the investigation.

In December 2020, the Group received a request for information from the DOJ concerning certain historical transactions with a supplier of telecommunication and information technology. Currently, the Group is cooperating to provide information to the DOJ and the SEC responsive to the request.

Class action complaint - In March 2019, a proposed class action complaint on behalf of Shayan Salim and all other persons similarly situated has been filed in the United States District Court for the Eastern District of New York against MTS PJSC and certain of its managers. On 1 March 2021, US District Judge of Eastern District Court of New York granted MTS’s motion to dismiss with prejudice and dismissed the complaint in full. The plaintiff has filed an appeal for dismissal resolution of Eastern District Court of New York. As of December 31, 2021 the appeal is pending. It’s currently impossible to predict the outcome of the litigation.

35.     SUBSEQUENT EVENTS

Refer to Note 34 for potential adverse effects of economic instability and sanctions in Russia.

Acquisition of VisionLabs – In February 2022, the Group acquired a 100% ownership interest in VisionLabs B.V. (“VisionLabs”), leading provider of computer vision and machine learning solutions. The acquisition is aimed at reinforcement of the Group’s artificial intelligence product portfolio in the computer vision space, and enhancing the potential of the Group’s digital ecosystem. See Note 5 for the details of the acquisition.