Form 20-F/A
period 2022-12-31
MOBILE TELESYSTEMS PUBLIC JOINT STOCK Co
filed 2023-09-14
CIK 1115837

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1 to Form 20-F)

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This is amendment No.1 (“Amendment No. 1”) to the annual report on Form 20-F of Mobile Telesystems Public Joint Stock Company for the fiscal year ended December 31, 2022, which was originally filed with the Securities and Exchange Commission on April 17, 2023 (the “2022 Annual Report”).

As disclosed in the 2022 Annual Report, the Group’s consolidated financial statements as of and for the year ended December 31, 2022 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and were audited in accordance with both International Standards on Auditing (“ISAs”) and the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”). The 2022 Annual Report, as originally filed, inadvertently contained an audit report of AO “Business Solutions and Technologies”, the Group’s Independent Registered Public Accounting Firm, which referred only to an audit conducted in accordance with the ISAs. This Amendment No. 1 is being filed solely for the purpose of including the correct form of audit report of the Group’s Independent Registered Public Accounting Firm referring to such firm’s audit conducted in accordance with the standards of the PCAOB.

No other disclosures have been updated to the date of this Amendment No. 1.

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

v

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

We are subject to the DPA with the DOJ and the SEC Order. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation— Compliance monitorship” and Note 33 to our audited consolidated financial statements included elsewhere in this Annual Report. In conjunction with the DPA and pursuant to the SEC Order, we are required to retain, at our own expense, an independent compliance monitor. Pursuant to the DPA and the SEC Order, the monitorship was initially due to continue for a period of three years from the date of appointment and the term of the monitorship could be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and the SEC. We have not received notice from the SEC, the DOJ or the monitor of any breach of the terms of the DPA or the SEC Order. However, given a variety of factors, including the COVID-19 pandemic, we agreed to a one-year extension of the DPA and the monitorship with the DOJ and the SEC to (i) provide us with adequate time to implement necessary enhancements to certain critical components of our anti-corruption compliance and ethics program and (ii) allow the monitor sufficient time to be able to complete its review of our remedial efforts, including our implementation of the monitor’s recommendations and an assessment of the sustainability of our remedial actions. The term of the monitorship will continue until September 2023. The monitor assesses and monitors our compliance with the terms of the DPA and the SEC Order as well as reviews and evaluates the effectiveness of our policies, procedures, practices, internal accounting controls, record keeping and financial reporting as they relate to our current and ongoing compliance with the anti-bribery, books and records and internal accounting controls provisions of the FCPA and other applicable anti-corruption laws, and makes recommendations reasonably designed to improve the effectiveness of our internal accounting controls and FCPA corporate compliance. See also “—We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the “FCPA”), and we may be subject to the UK Bribery Act. Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.”

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

Item 16C.  Principal Accountant Fees and Services

AO Business Solutions and Technologies (PCAOB ID No. 1341) has served as our Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2022 and 2021 for which audited financial statements appear in this Annual Report. The following table presents the aggregate fees billed for professional services and other services by AO Business Solutions and Technologies and its affiliates in 2022 and 2021, respectively.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no share repurchases during the year ended December 31, 2022

See also “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Not applicable.

PART III

Item 17.  Financial Statements

See instead Item 18.

Item 18.  Financial Statements

The following financial statements, together with the report of AO “BUSINESS SOLUTIONS AND TECHNOLOGIES”, are filed as part of this Annual Report.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020:
Consolidated statements of financial position as of December 31, 2022 and 2021	F-7 – F-8
Consolidated statements of profit or loss for the years ended December 31, 2022, 2021, and 2020	F-9
Consolidated ststatements of comprehensive income for the years ended December 31, 2022, 2021, and 2020	F-10
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2022, 2021, and 2020	F-11 – F-12
Consolidated sstatements of cash flows for the years ended December 31, 2022, 2021, and 2020	F-13 - F-14
Notes to the consolidated financial statements	F-15- F-96

Item 19.  Exhibits

Exhibits No.	Description

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
2.12

Listing Prospectus of Mobile TeleSystems PJSC relating to exchange-traded interest-bearing non-convertible documentary bonds dated April 15, 2022 (English translation) is incorporated herein by reference to Exhibit 2.12 to the Annual Report filed previously pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2022, on Form 20-F.

4.1

Loan Agreement, dated May 28, 2013 between MTS and MTS International Funding Limited is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, on Form 20 F.

8.1

List of Subsidiaries of Mobile TeleSystems Public Joint Stock Company is incorporated herein by reference to Exhibit 8.1 to the Annual Report filed previously pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2022, on Form 20-F.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-FA and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 14, 2023	MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY
	By:	/s/ Vyacheslav K. Nikolaev
		Name:	Vyacheslav K. Nikolaev
		Title:	Chief Executive Officer

PJSC MOBILE

TELESYSTEMS

AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2022, 2021 and

for the Years Ended December 31, 2022,

2021 and 2020

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3-F-6

Notes to the consolidated financial statements:	F-15-F-96

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mobile TeleSystems PJSC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems PJSC and subsidiaries (the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2023 expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

Revenue Recognition — Refer to Note 6 to the consolidated financial statements

Critical Audit Matter Description

The Group's revenue from telecommunication services consists of a significant volume of low-value transactions, sourced from multiple systems, databases, and other tools, including billing systems. The processing and recording of revenue is highly automated and is based on established tariff plans.

We identified this matter as a critical audit matter due to the complexity of information systems involved in the revenue recognition process and the risks associated with recognition and measurement of revenue, arising from the diversity and constant evolution of tariff plans, marketing offers and discounts provided to customers. The auditing of revenue required an increased extent of audit effort, including the need for us to involve professionals with expertise in information technology (IT) to identify, test, and evaluate the Group’s systems, software applications, and automated controls.

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

Compliance with anti-corruption laws and regulations and associated accounting and disclosure implications — Refer to Note 33 to the consolidated financial statements

Critical Audit Matter Description

In March 2019, the Group reached a resolution with the United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) relating to the investigation concerning the Group’s former subsidiary in Uzbekistan. The Group consented to the commencement of an administrative cease-and-desist order (the “Order”) by the SEC and entered into a deferred prosecution agreement (“DPA“). Under the DPA and the Order in September 2019 the Group appointed an independent compliance monitor (“Independent Monitor”) for, inter alia, review, testing and improving MTS’ anti-corruption compliance code, policies, and procedures for a period of three years. In 2021, the DOJ and SEC approved a one-year extension of the monitorship, which is permitted by the terms of the DPA and the Order.

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

Assessment and measurement of expected credit losses on loans to customers — Refer to Note 3 and Note 29 to the consolidated financial statements

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment and measurement of expected credit losses of loans to customers assessed on a collective basis included the following, among others:

●	We tested the design and the effectiveness of internal controls over key assumptions in the assessment of probability of default of customers;
●	We evaluated compliance of the methodology, models and techniques used by the Group’s management to determine the expected credit losses with the requirements of IFRS 9, Financial Instruments;
●	With the assistance of our actuarial specialists, we performed an analysis of the integrity and logic of the models and assessed the most critical underlying assumptions against historical data and recent trends of default ratios, the retrospective testing of internally developed models performed by the Group, and assessed the Group managements’ judgments regarding the impact of restructuring loans to customers and other external factors on expected credit losses;
●	We tested the completeness and accuracy of statistical historical data used in the estimation of expected credit losses; and
●	We evaluated the compliance of the disclosures in the consolidated financial statements with the requirements of IFRS 9, Financial Instruments.

AO “Business Solutions and Technologies”

Moscow, Russia

March 1, 2023

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